Form 20-F
period 2003-03-31
HDFC BANK LTD
filed 2003-09-29
CIK 1144967

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-15216

HDFC BANK LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

India
(Jurisdiction of incorporation or organization)

Sandoz House
Dr. Annie Besant Road
Worli, Mumbai 400 018
India
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	The New York Stock Exchange

Each representing three equity shares, par value Rs. 10 per share
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act.
Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d)of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

279,718,938 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [    ] No

Indicate by check mark which financial statement item the registrant has elected to follow.

[    ] Item 17 [X] Item 18

September 26, 2003

CROSS REFERENCE SHEET
EXCHANGE RATES
FORWARD LOOKING STATEMENTS
BUSINESS
RISK FACTORS
PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES
DESCRIPTION OF EQUITY SHARES
DIVIDEND POLICY
SELECTED FINANCIAL AND OPERATING DATA
SELECTED STATISTICAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
TAXATION
OVERVIEW OF THE INDIAN BANKING SECTOR
SUPERVISION AND REGULATION
EXCHANGE CONTROLS
RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
USE OF PROCEEDS
ADDITIONAL INFORMATION
Certification of Principal Executive Officer
Certification of Principal Financial Officer
Certification pursuant to Section 906

CROSS REFERENCE SHEET

1
Form 20-F Item
Number	Item Caption	Location	Page

Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Exchange Rates	4
		Risk Factors	30
		Selected Financial and Operating Data	42
Item 4	Information on the Company	Business	6
		Selected Statistical Information	44
		Management's Discussion and Analysis	59
		Principal Shareholders	89
		Related Party Transactions	90
		Overview of the Indian Banking Sector	99
		Supervision and Regulation	101
Item 5	Operating and Financial Review and Prospects	Management's Discussion and Analysis	59
Item 6	Directors, Senior Management and Employees	Business - Employees	25
		Management	80
		Principal Shareholders	89
Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	89
		Related Party Transactions	90
Item 8	Financial Information	Financial Statements	F-1
Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	38
Item 10	Additional Information	Management	80
		Description of Equity Shares	40
		Taxation	93
		Supervision and Regulation	101
		Exchange Controls	114
		Restrictions on Foreign Ownership of Indian Securities	115
		Additional Information	118
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business -- Risk Management	23
		Selected Statistical Information	44
		Notes to Financial Statements	F-7
Item 12	Description of Securities Other than Equity Securities	Not Applicable
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Form 20-F Item
Number	Item Caption	Location	Page

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Use of Proceeds	117
Part III
Item 18	Financial Statements	Financial Statements	F-1
		Report of Independent Auditors	F-2
Item 19	Exhibits	Exhibits

EXCHANGE RATES

          Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect the US dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of the ADSs in the United States. These fluctuations will also affect the conversion into US dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.

          Until fiscal 2002,the rupee consistently declined against the dollar since 1980. However, the Indian rupee appreciated in 2003 as against 2002. The rupee’s appreciation has been due to remittances from exporters, non- resident Indians and foreign direct investment, alongwith weakening of dollar against major currencies.

          The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low

1998	39.53	37.37	40.40	35.71
1999	42.50	42.27	43.60	39.41
2000	43.65	43.46	43.75	42.50
2001	46.85	45.88	47.47	46.63
2002	48.83	47.70	48.91	46.58
2003	47.53	48.43	49.07	46.85

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

          The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous nine months.

Month	Period End	Average	High	Low

December 2002	48.00	48.15	48.32	47.96
January 2003	47.83	47.96	48.10	47.83
February 2003	47.66	47.75	47.92	47.65
March 2003	47.53	47.67	47.85	47.53
April 2003	47.37	47.39	47.46	47.34
May 2003	47.05	47.12	47.35	46.85
June 2003	46.40	46.70	47.15	46.40
July 2003	46.15	46.21	46.49	46.06
August 2003	45.88	45.96	46.18	45.80

          Although we have translated selected Indian rupee amounts in this report into US dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all. All translations from Indian rupees to US dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 47.53 on March 31, 2003. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on 05 September 2003, was Rs. 45.88 per US$1.00.

FORWARD LOOKING STATEMENTS

          We have included statements in this report which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, the market acceptance of and demand for various banking services, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

          In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments, the monetary and interest rate policies of India, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors.”

BUSINESS

Overview

          We are a leading private sector bank and financial services company in India. Our goal is to be the preferred provider of financial services to leading corporations and middle and upper-income individuals in India. Since commencing operations in January 1995, we have grown rapidly while maintaining strong asset quality and a low-cost funding structure. Our strategy is to provide a comprehensive range of financial products and services for our customers through multiple distribution channels, with high quality service and superior execution. We have three principal business activities: wholesale banking, retail banking and treasury operations. We are regulated as banking company by the Reserve Bank of India (or RBI) in accordance with rules and regulation by the RBI from time to time.

          While our business has expanded rapidly over the past nine years, we have maintained a disciplined growth strategy and a strong balance sheet. At March 31, 2003, our total customer assets (which consist of loans and credit substitutes) represented 67.2% of our deposits. At March 31, 2003, customer deposits represented 78.3% of our total liabilities. On average, checking accounts and low-interest savings accounts represented 35.0% of these deposits in fiscal 2003. These low-cost deposits, which include the cash float associated with our transactional services, led to a cost of funds for fiscal 2003 of 5.1%. At March 31, 2003, our net non-performing loans and impaired credit substitutes constituted 0.5% of our net customer assets.

          Since we commenced operations, we have made substantial investments in our technology platform and distribution capabilities. In addition to our growing branch and ATM network, we offer 24-hour automated telephone banking, real-time internet banking and banking services by mobile telephone. We have centralized transaction processing and open, scaleable systems that can accommodate significant future growth. These resources give us the capability to deliver a broad selection of banking products through multiple delivery channels that are convenient for our customers. We believe this positions us well to grow as the Indian financial services industry evolves.

               We were incorporated in August 1994 as a public limited company under the laws of India. On February 26, 2000 we merged with Times Bank Limited. The merger was a stock-for-stock transaction where we issued one share for every 5.75 shares of Times Bank Limited resulting in the issue of 23,478,261 our shares being issued. Our legal name is HDFC Bank Limited, though we are also known commercially as HDFC Bank. Our principal corporate and registered office is located at Sandoz House, Dr. Annie Besant Road, Worli, Mumbai 400 018, India, our telephone is 91-22-2495 1616, and our website is www.hdfcbank.com. Our registered agent in the United States is Depositary Management Corporation, 570 Lexington Avenue, 44th Floor, New York, NY 10022 .

                We are part of the HDFC group of companies founded by our parent, Housing Development Finance Corporation Limited (HDFC Limited), a public limited company under the laws of India. HDFC Limited and its 100% owned subsidiary, HDFC Investments Limited, own approximately 24.4% of our outstanding equity shares. For more information, please see “Principal Shareholders”.

Our Business Strategy

          Our goal is to be the leading private sector bank to leading corporations and middle and upper-income individuals in India by providing a comprehensive range of products and services as well as superior customer service at competitive prices. Our business strategy emphasizes the following elements:

•	Increase our market share in India’s expanding banking and financial services industry by following a disciplined growth strategy and delivering high quality customer service.

India’s banking and financial services industry is undergoing a period of change and expansion. We believe this process will be further hastened by the growth of the Indian economy, expansion of the middle and upper-income classes as well as increasing globalization. In addition to benefiting from this growth, we believe we can increase our market share by following a disciplined, targeted strategy. We believe we can distinguish ourselves from many of our competitors by continuing to emphasize high quality service, efficient and reliable execution, multiple distribution channels and comprehensive product offerings at a good value to our customers.

•	Leverage our technology platform and open, scaleable systems to deliver more products to more customers and to control operating costs.

Since beginning operations in 1995, we have invested heavily in our technology platform and systems and believe we can increasingly leverage these systems to deliver additional products to more customers. We refer to our systems as “open” because they are compatible, in terms of connectivity, with a variety of hardware and software systems and as “scaleable” because the capacity of our systems can be increased so as to accommodate more customers and more products without overhauling all aspects of the system. Our multiple distribution mechanisms include an electronically-linked branch network, 24-hour ATMs, telephone banking, internet banking and banking by mobile telephone. This investment has provided us with centralized transaction processing in Mumbai, together with a number of regional centers. We also outsource certain back-office functions to reduce operating costs. As a result, we believe we can efficiently expand both the types of products offered and the base of customers served.

•	Maintain our current high standards for asset quality through disciplined credit risk management.

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, a comprehensive risk assessment process and diligent risk monitoring and remediation procedures. Under US GAAP, our ratio of gross non-performing assets to customer assets (which includes gross loans and credit substitutes) was 1.6% at March 31, 2003, and our net non-performing assets were 0.5% of net customer assets. For our own management and Indian reporting purposes, we choose to follow non-performing loan and general loan provisioning policies that generally result in greater provisioning and are more conservative than those required under US GAAP. We believe we can continue to maintain our conservative asset policies while still achieving growth.

•	Develop innovative products and services that attract our targeted customers and address inefficiencies in the Indian banking sector.

We concentrate on developing and delivering products and services that address the evolving needs of our targeted customers and the inefficiencies in the Indian financial sector. For example, through our cash management services, we provide payment and collection mechanisms that are more efficient and cost effective than the traditional Indian systems. We have leveraged our experience in transactional services by becoming the first private sector bank to be appointed to collect direct taxes. We are one of the few private sector banks to have recently got a mandate to collect indirect taxes like excise duty and service tax. In retail banking, we were the first or one of the first banks to offer international debit cards, real-time internet banking and banking services by mobile telephone. We plan to continue to capitalize on opportunities to be the first mover in products and services that utilize our technological and delivery strengths without requiring significant capital commitment.

•	Continue to develop products and services that reduce our cost of funds.

We believe we have one of the lowest overall cost of funds in the Indian banking industry. For fiscal 2003, our average cost of funds was 5.1%. We believe we can maintain and enlarge this low-cost funding base by increasing our base of retail deposits as well as the free float generated by our cash management, stock exchange clearing and other services. In the retail sector, we believe we can increase our deposit base by offering a superior range of products and high quality service and by expanding our geographic reach to targeted locations. We believe we can increase our transactional services through a variety of measures, including aggressive cross-selling to our corporate and institutional client base and expanding our services to cover dividend distribution and tax collection.

•	Focus on high earnings growth with low volatility.

Our earnings have grown rapidly, both on an aggregate basis and a per share basis. Our aggregate earnings have grown at a compound average rate of 36.2% per year during the three-year period ending March 31, 2003. This was driven in part by a growth in retail assets portfolio and an increase in branch expansion to provide a stable and a low cost retail fund base. Our basic earnings per share grew from Rs. 11.10 for fiscal 2002 to Rs. 12.57 for fiscal 2003. We intend to maintain our focus on earnings growth with low volatility through conservative risk management techniques and maintaining our focus on low cost funding. In addition, we intend not to rely heavily on revenue derived from trading so as to limit volatility.

Our Principal Business Activities

Our principal banking activities consist of wholesale banking, retail banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Years ended March 31,

	2001		2002		2003		2003		2003

	(in millions, except percentages)
Wholesale banking	Rs.	2,942.3	Rs.	2,803.1	Rs.	3,165.8	US$	66.6	28.0%
Retail banking		2,874.8		3,883.3		5,988.4		126.0	53.0%
Treasury operations		551.1		1,762.6		2,147.2		45.1	19.0%

Net revenues	Rs.	6,368.2	Rs.	8,449.0	Rs.	11,301.4	US$	237.7	100.0%

Wholesale Banking

     Overview

          We provide our corporate and institutional clients a wide array of commercial banking products and transactional services with an emphasis on high quality customer service and relationship management.

          Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products and corporate deposit products. Our financing products include loans and credit substitutes such as bills discounting, commercial paper and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

          Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and government entities. We were the first private sector bank to be appointed by the government of India to collect direct taxes. Our capital markets transactional services include custodial services and stock exchange clearing bank services. We provide custodial services primarily to Indian mutual funds. We are a clearing bank for seven major Indian stock exchanges, including the National Stock Exchange and The Stock Exchange, Mumbai. In addition, we provide correspondent banking services, including cash management services and funds transfers, to approximately 20 foreign banks and more than 900 cooperative banks.

          For our commercial banking products, we generally target the top end of the Indian corporate sector, including companies that are part of the large private sector business houses, large public sector enterprises and multinational corporations. We also target suppliers and distributors of top end corporations as a part of the supply chain initiative for both our commercial banking products and transactional services. We provide transactional services to a wide range of corporations, as well as financial institutions and government entities. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

Commercial Banking Products

          Commercial Loan Products and Credit Substitutes

          Our principal financing products are working capital facilities consisting of short or medium-term loans, cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers, which are secured by working capital such as inventory, and accounts receivable. Bill discounting consists of short term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. We also purchase commercial paper, non-convertible debentures and redeemable preference shares and selectively extend longer-term loans. More than 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the US dollar. All our loans have been made to customers in India. More than one-half of our loans have original maturities of less than one year. If a borrower wishes to renew or rollover the loan, we apply substantially the same standards as we would to granting a new loan except that we do not usually perform an entirely new credit review. Typically, we perform an annual credit review of each loan customer and update the review during the course of the year as circumstances warrant, and we rely on such review in connection with a rollover or renewal. The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify cash credit facilities and bills discounting as loans, and classify commercial paper, debentures and preference shares as credit substitutes.

	At March 31,

	2001		2002		2003		2003		2003

	(in millions)
Gross commercial loans:
Term loans	Rs.	23,678.5	Rs.	32,181.8	Rs.	43,005.0	US$	904.8	36.4%
Cash credit facilities		8,267.1		10,010.9		18,769.5		394.9	15.9
Bills discounting		11,844.8		16,640.8		26,760.7		563.0	22.6

Total commercial loans	Rs.	43,790.4	Rs.	58,833.5	Rs.	88,535.2	US$	1,862.7	74.8

Credit substitutes:
Commercial paper		8,679.7		12,028.9		6,009.7		126.4	5.1
Non-convertible debentures		12,105.0		21,874.3		22,898.7		481.8	19.4
Preference shares		1,614.3		1,222.8		844.4		17.8	0.7

Total credit substitutes	Rs.	22,399.0	Rs.	35,126.0	Rs.	29,752.8	US$	626.0	25.2

Customer assets	Rs.	66,189.4	Rs.	93,959.5	Rs.	118,288.0	US$	2,488.7	100.0%

          While we generally lend on a cash-flow basis, we also require collateral from the majority of our borrowers.   All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. Our secured demand and short-term loans are generally secured against receivables and inventory. Our medium and long-term loans are generally secured by fixed assets. We may also require corporate parent or personal guarantees or other collateral. We generally do not make purely collateral-based loans, project loans or loans to property developers.   See —Risk Management—Credit Risk—Corporate Credit Risk.”

          In addition to our loan products, we provide cash credit facilities, which are revolving overdraft lines of credit for meeting working capital needs. These facilities are generally secured in the same manner as our short-term loans. We typically extend cash credit facilities for one year, subject to annual review. We provide bills discounting through negotiable instruments. These instruments can then be re-discounted with other banks or financial institutions, which provides us liquidity.

          We provide financing to corporations through a variety of credit substitutes. We apply the same credit evaluation process to these investments and arrangements as we do to our loans. We purchase a variety of debt securities including commercial paper generally for 90-day periods, non-convertible debentures generally for periods ranging from 30 days to five years and preference shares which are usually redeemable in one to five years.

          We price our loans based on a combination of our own cost of funds, market rates and our rating of the customer. Currently we have prime lending rates that vary by the term of the loans. An individual loan is priced on a fixed or floating rate basis based on one of these rates with a margin that depends on the credit assessment of the borrower.

          The RBI has recently advocated for banks a benchmark Prime Lending Rates (“PLR”) taking into account their actual cost of funds, operating expenses, a minimum margin to cover regulatory requirement of provisioning, capital charge and the profit margin. Since all other lending rates can be determined with reference to the benchmark PLR, the system of tenor-linked PLR has been proposed to be discontinued.

          The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Information About India-Supervision and Regulation-Regulations Relating to Making Loans-Directed Lending.”

          Bills Collection, Documentary Credits and Guarantees

          We provide bills collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the years indicated, the value of transactions processed of our bills collection, documentary credits and bank guarantees:

	Years ended March 31,

	2001		2002		2003		2003		2003

	(in millions, except percentages)
Bills collection	Rs.	76,751	Rs.	109,909	Rs.	117,809	US$	2,478.6	76.9%
Documentary credits		26,340		22,981		25,721		541.2	16.8
Bank guarantees		8,738		13,539		9,696		204.0	6.3

Total	Rs.	111,829	Rs.	146,429	Rs.	153,226	US$	3,223.8	100.0%

          Bills collection. We provide bill collection services for our corporate clients in which we collect bills on behalf of a corporate client from the bank of our client’s customer. We do not advance funds to our client until receipt of payment.

          Documentary credits. We issue documentary credit facilities on behalf of our customers for trade financing, sourcing of raw materials and capital equipment purchases. The term is typically less than one year.

          Bank guarantees. We provide bank guarantees on behalf of our customers to guarantee their payment or performance obligations. The term of our guarantees is generally less than 24 months but can have tenors up to five years. A large part of our guarantee portfolio consists of margin guarantees to brokers issued in favor of stock exchanges. These are typically one year guarantees generally secured by cash and share margins of 25-40%.

          Foreign Exchange and Derivatives

          We offer our corporate customers foreign exchange and derivative products including spot and forward foreign exchange contracts, interest rate swaps, currency swaps and other derivatives. We are a leading participant in many of these markets in India and believe we are one of the few Indian banks with significant expertise in derivatives, a market currently dominated by the foreign banks. We provide these products to our corporate clients through the joint efforts of our wholesale banking and treasury groups. See —Treasury—Foreign Exchange and Derivatives.” We have recently been allowed in India to offer to customers rupee options and exchange traded interest rate futures by RBI.

          Trading in Gold

          The abolition of the Gold Control Act in the mid Nineties made the import of gold into India more lucrative and potentially rewarding. After the Act was abolished, the Government of India authorized about 10 institutions comprising banks and non banking entities to enter the business of importing bullion into India for sale to end user clients. Since 1997, more entities have entered this line of business and at last count, the number of such institutions has crossed 18. HDFC Bank entered this segment last year to leverage its distribution and servicing strengths and cater primarily to the domestic bullion trader segment. We import gold on a consignment basis typically on concluding an arrangement to sell.

          Wholesale Deposit Products

          At March 31, 2003, we had wholesale deposits totaling Rs. 68.2 billion which represented 30.5% of our total deposits and 23.9% of our total liabilities. We offer both non-interest-bearing current accounts and time deposits. We accept time deposits from our corporate customers with terms ranging from seven days to five years. Under RBI regulations, we cannot pay interest for periods less than seven days. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (deposits greater than Rs. 1.5 million) so long as the rates are the same for all customers of that deposit size on that day for that maturity. See “Selected Statistical Information” for further information about our total deposits.

     Transactional Services

          Cash Management Services

          We are a leading provider of cash management services in India. Our services make it easier for our corporate customers to expedite inter-city check collections, make payments to their suppliers more efficiently, optimize liquidity and reduce interest costs. In addition to benefiting from the cash float, which reduces our overall cost of funds, we also earn commissions for these services.

          Our primary cash management service is check collection and payment. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we can effectively provide nationwide collection and disbursement systems for our corporate clients. This is especially important because there is no nationwide payments system in India, and checks must generally be returned to the city from which written in order to be cleared. Because of mail delivery delays and the variations in city-based interbank clearing practices, check collections can be slow and unpredictable, which can mean uncertainty and inefficiencies in cash management. We believe we have a strong position in this area relative to most other participants in this market. Although the public sector banks have extensive branch networks, most of their branches typically are still not electronically linked. In practice, the foreign banks are restricted in their branching ability.

          At March 31, 2003, approximately 1,500 clients used our cash management services. These clients include leading private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.

          We have implemented a straight through processing solution to link our wholesale banking and retail banking systems. This has led to reduced manual intervention in transferring funds between the corporate accounts which are in the wholesale banking system and beneficiary accounts residing in retail banking systems. This new initiative will help in reducing transaction costs.

HDFC Bank today has over 400 commercial clients directly using the Bank’s corporate internet banking solutions, e-net. The number of beneficiaries, which is the respective vendors and distributors is over 16,000. The Bank currently processes transactions valued around Rs 52,000 million every month through e-net.

Clearing Bank and Stock Exchange Services

          We serve as a cash-clearing bank for seven major stock exchanges in India, including the National Stock Exchange and The Stock Exchange, Mumbai. Prior to 1997, each Indian stock exchange typically used just one clearing bank. We introduced the concept of multiple clearing banks by seeking to participate in the clearing business of the National Stock Exchange. Today, most Indian stock exchanges use several banks for these services. In fiscal 2003, we estimate that we handled approximately 60% of the cash clearing volumes on the National Stock Exchange and more than 40% on The Stock Exchange, Mumbai.

          As a clearing bank, we provide the stock exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and to make payments to these institutions. We make payments once the funds are deposited by the broker or custodian with us. In addition to benefitting from cash float, which enables us to reduce our cost of funds, in certain cases we earn a commission on such services.

          We believe our clearing bank services are at the core of our range of stock market and broker-related services, which also include working capital funding and margin guarantees to brokers, depositary accounts for retail customers and loans against securities. For further information about our stock exchange-related services, see “— Retail Banking — Other Services and Products — Individual Depositary Accounts” and “ — Retail Banking — Retail Loan Products — Loans Against Securities.”

          Custodial Services

          We provide custodial services principally to Indian mutual funds, as well as to domestic and international financial institutions. These services include safekeeping of securities and collection of dividend and interest payments on securities. Most of the securities under our custody are in book-entry (dematerialized) form, although we provide custody for securities in physical form as well for our wholesale banking clients. We earn revenue from these services based on the value of assets under safekeeping and the value of transactions handled.

          Correspondent Banking Services

          We act as a correspondent bank for more than 900 cooperative banks and approximately 20 foreign banks. We provide cash management services, funds transfers and services such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee for service basis and benefit from the cash float, which enables us to reduce our cost of funds.

          We are well positioned to offer this service to cooperative banks and foreign banks in light of the structure of the Indian banking industry and our position within it. Cooperative banks are generally restricted to a particular state, and foreign banks have limited branch networks. The customers of these banks frequently need services in other areas of the country that their own bank cannot provide. Because of our technology platforms, geographical reach and electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers. By contrast, although the public sector banks have extensive branch networks and also provide correspondent banking services, their branches typically operate independently of one another and do not constitute an electronically connected nationwide network.

          Tax Collections

          Effective April 1, 2001, we were appointed by the government of India to collect direct taxes. We were the first new private sector bank to be appointed to provide this service. In the fiscal year 2003 we collected more than Rs. 91 billion of direct taxes for the government of India. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

We are one of the few private sector banks to have recently received a mandate from RBI to collect indirect taxes on behalf of the Central Board of Excise and Customs (CBEC). We are awaiting allotment of specific circles for CBEC collections prior to commencing this activity.

     Marketing and Customers

          We are committed to providing high quality, customized service to our corporate and institutional clients. We have dedicated relationship managers each responsible for a set of accounts. Our relationship managers work with other staff who specialize in particular products and services such as cash management services, foreign exchange services and other fee-based services in order to cross-sell products and to expand our relationship with the customer. For example, our treasury advisory group works with our wholesale banking group to provide foreign exchange and derivative products to our corporate clients. Our retail group representatives work with our wholesale banking group to offer Corporate Salary Account packages to employees of our corporate clients. In these ways, we emphasize not only high quality service in the delivery of traditional banking products, but also working with our customers to develop services and products that meet almost their entire financial needs.

          Our primary target market for our commercial banking products is the top end of the corporate market in India. This includes private sector companies affiliated with the best known Indian business houses, large public sector companies and leading multinational companies. We focus in particular on large manufacturing companies. At March 31, 2003, we had more than 650 customers in our primary target area of which we defined approximately 350 as core relationships.

          We have extended our commercial banking products and transactional services to suppliers and customers of our corporate clients. For enterprises that have dealings with large corporate customers of the Bank we extend credit facilities for transactions. This helps our corporate customers complete their supply chain management (“SCM”) and help their business associates to optimize their borrowing.

               Over the past 2 years, we have acquired the supply chain business of over 40 large corporate customers thereby developing relationships with around 700 dealers and around 3,800 vendors. We have a range of products for SCM clients including bills discounting, invoice discounting, purchase order discounting, current account with various product features, overdrafts, cash credit, loans, cash management services, and internet banking to name some.

          We provide our transactional services to a wide range of corporations, financial institutions and government entities. For example, we provide employee trust customers and insurance companies with custody services, security settlement services and nationwide payments. For our mutual fund clients, we market our services as a one-stop shop, providing custodial services, cash management collection, redemption services and mutual fund sales.

          As a leading provider of cash clearing services to stock exchanges, we deal with a large number of domestic and foreign brokers to whom we extend various transactional services and in some cases working capital facilities. We also extend to this segment margin guarantees including on a product program basis for mid-sized brokers.

Retail Banking

     Overview

          Our retail banking group strives to be a one-stop shop for the financial needs of middle and upper-income and high net worth individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, bill payment services, third party mutual funds, investment advice and other services. We offer high quality service and greater convenience by leveraging our technology platforms and multiple distribution channels. Our goal is to provide banking and financial services to our retail customers on an “anytime, anywhere, anyhow” basis.

          We market our services aggressively through our branches, personal bankers and direct sales associates, as well as through our relationships with stockbrokers and corporate clients and through franchise arrangements with cooperative banks. We seek to develop a relationship with a retail customer and then expand it by offering more products and expanding our distribution channels so as to make it easier for the customer to do business with us. We believe this strategy, together with the general growth of the Indian economy and the Indian middle and upper classes, affords us significant opportunities for growth.

          At March 31, 2003, we had 231 branches, including 20 extension counters, and 732 ATMs. We expect to add approximately 60 branches and 200 ATMs by March 2004, subject to regulatory approvals. We plan to continue to expand our other distribution channels, such as our telephone banking, internet banking and mobile banking. A second avenue for growth will be to target our marketing efforts to particular segments of the retail market. We seek to acquire customers who are high net worth individuals through our priority and preferred banking services, in which we offer an extensive range of products and dedicated customer service representatives. We work with our corporate banking group to target corporations where we can offer our Corporate Salary Account product package to hundreds or thousands of employees at a time. We also plan to put greater emphasis on targeting the affluent non-resident Indian population through specialized deposit products, non-resident tax services and our internet banking channel. A third avenue for growth will be to expand our products. We offer credit cards and have recently commenced distributing a range of insurance products underwritten by other companies in the near future.

     Retail Loan Products

          We offer a wide range of retail loans, including loans against securities, auto loans, personal loans and two-wheeler loans. Price, speed of commitment and quality of service are the key competitive factors. Our retail loans were 26.3% of our gross loans at March 31, 2003. Apart from our branches, we use our ATM screens and website to promote our loan products, and we employ additional sales methods depending on the type of product. Because there is no credit bureau in India, we perform our own credit analyses of the borrowers or the value of the collateral. See “ — Risk Management — Credit Risk — Retail Credit Risk.”

          The following table shows the value and share of our retail loan products:

	At March 31, 2003

						% of total
	Number of loans	Value in millions				value

Loans against securities	21,000	Rs.	5,583.4	US$	117.5	17.7%
Auto loans	69,000		16,361.9		344.2	51.7
Personal loans	54,000		5,352.7		112.6	16.9
Two wheeler loans	54,000		1,142.7		24.0	3.6
Credit cards	181,000		811.7		17.1	2.6
Other retail loans	6,000		2,379.0		50.1	7.5

Total	385,000	Rs.	31,631.4	US$	665.5	100.0%

          Loans Against Securities

          We offer loans against equity securities, mutual fund units and against bonds issued by RBI that are on our approved list. We lend only against shares in book-entry (dematerialized) form, which ensures that we obtain perfected and first priority security interests. The minimum margin for lending against shares is 40%. We also limit our loans to Rs. 2.0 million per retail customer in line with regulatory guidelines and limit the amount of our total exposure secured by particular securities. We currently mark collateral subject to price variations to market at least every week or more often if conditions require and demand additional collateral as necessary.

          Auto Loans

          We offer auto loans at fixed interest rates for financing new automobile and used car purchases. In addition to the pledge of the vehicle, we generally obtain post-dated checks covering all payments at the time the loan is made. It is a criminal offense in India to issue a bad check. These loans typically range in value from Rs. 100,000 to Rs. 3.0 million, with a repayment period ranging from 12 to 60 months. We also offer a corporate employee car loan program and a preferred customer car loan program for existing deposit account holders. Subject to subsequent credit verification, we offer pre-approved auto loans for certain of our Corporate Salary Account customers and select branch customers and high networth individuals. In addition to our general marketing efforts for retail loans, we market this product through relationships with car dealers, corporate packages and joint promotion programs with automobile manufacturers in more than 50 cities across India.

          Personal Loans

          We offer unsecured personal loans at fixed rates, in amounts ranging from Rs. 25,000 to Rs. 1,000,000, repayable in equal monthly installments over a period of 12 to 60 months. We obtain post-dated checks to cover all payments at the time the loan is made. Our personal loan products include loans for salaried individuals, corporate employee loan programs, personal loans to self-employed professionals (such as doctors and chartered accountants), personal loans to self-employed businessmen and educational loans.

          Two Wheeler Loans

          We offer loans at fixed rates in amounts ranging from Rs. 7,000 to Rs. 200,000, repayable in monthly installments typically over a period up to 36 months for financing the purchase of new scooters or motor cycles. We obtain post-dated checks to cover all payments at the time the loan is made. Subject to subsequent credit verification, we offer fast approval processes, including fax and internet approvals. The bank considers the two wheeler loan segment as an opportunity to be a significant player. The bank expects to increase its geographical presence significantly for this product in fiscal 2004.

          The Bank has discontinued marketing consumer durable loans from a risk and profitability perspective.

          Business Loans

               We offer business loans to address the borrowing needs of the trading community typically around the bank branches by offering them various facilities like credit lines, term loans for expansion/addition of facilities, discounting of credit card receivables, letters of credit, guarantees and other basic trade finance products and cash management services. The sizes of advances typically vary between Rs. 100,000 to Rs. 100 million and tenor varies between a year to 5 years for term loans with repayments through equated monthly installments. The lending is normally secured with current assets hypothecated to us with additional collateral of immovable property and fixed assets in some cases.

          Credit Card Receivables

               We offer silver and gold credit cards with the average receivable per active card ranging between Rs. 5,000 to Rs. 6,000. Customers are billed every month, and are expected to repay a minimum percentage of the billed value, and can revolve the balance at their option, or repay the full amount. Approximately 70% of the billed amount typically is revolved between one month and the next.

          Commercial Vehicles

               We cater to the needs of the transport industry by financing commercial vehicles. We also selectively provide working capital, bank guarantees and trade advances to customers who are transport operators. The average size of the disbursement for commercial vehicles is around Rs. 400,000 with repayment spread over three to four years in the form of equated monthly instalments, secured by the vehicle.

          Construction Equipment Finance

          We serve the infrastructure sector of the country by financing construction equipment used for highways, ports, mining and other construction related activities. Our loans range from Rs. 500,000 to Rs. 20 million for a tenor upto five years. In addition to the funding of domestic assets, we also finance imported assets for which we open foreign letters of credit and offer treasury services like forward exchange cover. We co-ordinate with almost 25 manufacturers and jointly promote our financing options to their clients.

          Housing Loans

          We have recently commenced the housing loan business through an arrangement with HDFC Ltd., whereby we will sell the HDFC Home Loan product. HDFC Ltd. will approve and disburse these loans which would be booked in the books of HDFC Ltd. For such loans, we will be paid a sourcing fee which is currently approximately 0.7% of the approved loan. HDFC Ltd. will provide credit, legal and technical appraisal for these loans. HDFC Ltd. is obligated to sell to us upto 70% of the fully disbursed home loans sold by us through the issue of mortgage backed pass through certificates (PTCs) and the balance would be retained by HDFC Ltd. The mortgage backed PTCs will be invested in by us at the underlying home loan yields less a fee paid to HDFC Ltd. for administration and servicing of the loans. This fee is currently at 1.5% per annum.

          The arrangement seeks to leverage the strengths of the two organizations in terms of HDFC Ltd’s product acceptance, operational efficiencies and credit expertise on one hand and our sales origination and distribution on the other.

          Other Retail Loans

          These primarily constitute overdraft facilities against time deposits placed with us. We typically lend up to 75%-90% of the amount of the time deposit with us.

     Retail Deposit Products

          Retail deposits provide the bank with a low cost, stable funding base and have been a key focus area for us since commencing operations. The following chart shows the number of accounts and value of total deposits by our various deposit products:

	At March 31, 2003

						Number of accounts
	Value (in millions)				% of total	(in thousands)	% of total

Savings	Rs.	42,857.1	US$	901.7	27.5%	2,097	68.8%
Current		18,273.6		384.5	11.8	167	5.5
Time		94,470.7		1987.6	60.7	786	25.7

Total	Rs.	155,601.4	US$	3,273.8	100.0%	3,050	100.0%

          Our individual retail account holders receive the benefit of a wide range of direct banking services, including a free ATM card, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payment and other services. Our retail deposit products include the following:

•	Current accounts, which are non-interest-bearing checking accounts designed primarily for small businesses. Customers have a choice of regular and premium product offerings with different minimum average quarterly account balance requirements.

•	Savings accounts, which are demand deposits in checking accounts designed primarily for individuals and trusts. These accrue interest at a fixed rate set by the RBI (currently 3.5% per annum).

•	Fixed or time deposits, which pay a fixed return over a predetermined time period.

•	Special value-added accounts which offer our customers added value and convenience. These include a fixed deposit account that allows for automatic transfers from the fixed deposit to savings, as well as a fixed deposit account with an automatic overdraft facility of up to 75% to 90% of the balance in the account. We also offer Corporate Salary Accounts, which allow the employer to make salary payments to a group of employees with one transfer, which we disburse directly into individual employees’ accounts held with us. The employees receive preferred customer services, such as preferred rates on loans and in some cases lower minimum balance requirements. See “—Retail Banking—Customers and Marketing—Corporate Salary Account.”

•	E-Broking accounts are offered as checking accounts to customers of stock brokers where all transactions are routed electronically between the broker and beneficiaries.

     Other Services and Products

          International Debit Cards

          Our international debit card allows our customers to purchase goods and make ATM transactions in India and abroad. Our debit cards may be used with more than 51,000 merchants in India and more than 10 million merchants worldwide, and at more than 3,500 ATMs in India and more than 800,000 ATMs worldwide. In addition to an annual fee charged to most debit card holders, we receive a portion of the fee charged to the merchant (or to the customer of another bank in the case of ATM transactions) for each transaction. We believe we are one of the largest debit card issuers in India, with approximately 1.4 million current holders. We were the first bank in India to issue international Visa Electron debit cards on a nationwide basis, and currently issue both Visa Electron and MasterCard Maestro cards.

          Bill Payment Services

          We offer our customers utility bill payment services for more than 45 leading utility companies including insurance, electricity, telephone, mobile phone and leading internet service providers. Customers can also review and access their bill details through our direct banking channels. This service is valuable to customers because utility bills must otherwise be paid in person in India. Although other banks offer this service, we believe we are one of the few banks to offer it through multiple distribution channels—ATMs, telephone banking, internet banking and mobile telephone banking. We had approximately 100,000 registered users of this service at March 31, 2003. We currently offer this service free to our customers and charge the utility a fee. We have now outsourced the ‘bill pay’ operations and will also be charging a nominal fee to our customers with effect from October, 2003.

          Individual Depositary Accounts

          We provide depositary accounts to individual retail customers in connection with the holding of debt and equity securities. Securities traded on the Indian exchanges are generally not held through a broker's account or in street name. Instead, an individual will have his own account with a depositary participant for the particular exchange. Depositary participants, including us, provide services through the major depositories established by two major stock exchanges.

          Depositary participants record ownership details and effectuate transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting. For retail customers, we only provide depositary services for securities in scripless or dematerialized form and provide dematerialization and rematerialization services. We earn fixed fees based on the opening and maintenance of the account as well as variable revenue based on the value of transactions processed.

          Mutual Fund Sales

          We offer our retail customers units in most of the large and reputable mutual funds in India. We earn front-end commissions for new sales and in some cases additional fees in subsequent years. We distribute mutual fund products primarily through our branches. We also target select customer segments such as institutional buyers and high net worth retail customers. We offer our in-house research to add value to the customer’s investment decisions.

          Investment Advice

          We offer our customers a broad range of investment advice including advice regarding the purchase of Indian debt and equity securities and mutual funds, as well as advice on other investment products. We provide our high net worth private banking customers a personal investment advisor.

          Internet Brokerage

          In October 2000, we acquired a minority equity stake in an affiliate company, HDFC Securities Private Limited, which provides stock brokerage services through the internet and other channels.

          Credit Cards

          Our credit card business has been in operation since December 2001, when we soft launched our credit card in Chennai. The business was operational in fifteen cities for the fiscal 2003 and we had a credit card base of approximately 181,000 card at March 31, 2003. We offer silver and gold credit cards with standard limits ranging from Rs.15,000 to Rs. 300,000. In addition to this, there are value-added co-branded product offerings like the eSeva card, and the Health Plus Card which offer features like ease of payment options for Government utilities, Medical Insurance, etc. This product, being only in the second full year of operation, is yet to break even.

          Electronic Data Capture (EDC) Terminals

          We deploy Electronic Data Capture (EDC) Terminals at merchant locations to improve acceptability of our credit and debit cards issued and to earn fees as a acquirer of card transactions. We earn a fee for all transactions acquired by the Bank and the float on the banking account maintained by the merchant. At the end of fiscal 2003 we had more than 21,000 EDC terminals installed at various merchant locations across the country.

          Insurance

          We have tied up with HDFC Standard Life Insurance Company, a related party as a corporate agent for distribution of life insurance products to our customers. We offer life insurance solutions to our retail customers. We earn upfront commission on new premiums collected as well as trail income in the subsequent years while the policy continues in force.

     Retail Distribution Channels

          In order to provide “anytime, anywhere, anyhow” retail banking products and service, we have multiple distribution channels, including a branch network with 231 branches, including 20 extension counters, in 123 cities across India staffed with dedicated service specialists, 732 ATMs, 24-hour telephone banking, mobile telephone banking and internet banking. For further information about our distribution channels, see “—Distribution Channels.”

     Customers and Marketing

          Our target market for our retail services comprises middle and upper income persons and high net worth individuals. We also target small businesses, trusts and non-profit corporations. At March 31, 2003, 1.0% of our retail customers contributed approximately 30% of our retail deposits. We have a marketing strategy that focuses on key market segments primarily in the nine Indian cities. We also obtain new customers through joint marketing efforts with our wholesale banking department, in which we feature our Corporate Salary Account package. We also cross-sell our retail products to customers we obtain through our capital markets transactional services to stock brokers, such as our depositary account customers. In addition, we market our products through our branches, telephone sales calls, dedicated sales staff for niche market segments and foreign marketing activities targeting non-resident Indians. Finally, we market our auto loan and consumer durable loan products through joint efforts with relevant manufacturers.

          We use third-party agents or direct sales associates to identify prospective new customers. In the case of deposit accounts these are then contacted by our own staff. An affiliated company, HBL Global Limited, employs some of the direct sales staff. See “Related Party Transactions—HBL Global Limited.”

          We have programs that target particular segments of the retail market, such as the following:

          Private and Preferred Banking. Our private and preferred banking programs provide customized financial planning to high net worth individuals in order to preserve and enhance their wealth. Private banking customers receive a personal investment advisor who serves as their single-point HDFC Bank contact, and who compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service intensive as our private banking program, preferred banking offers similar services to a slightly broader target market. Top revenue generating customers of our preferred banking program are channeled into our private banking program.

          Corporate Salary Accounts. We market our Corporate Salary Accounts package to corporations and their employees. With just one transfer, the employer can make salary payments to a group of employees, as we debit the employer’s account and credit each of the employees’ individual accounts. Employees receive individual deposit accounts, generally with no or lower minimum balance requirements, preferred rates on loans, free ATM and debit cards, telephone banking, an overdraft facility of up to 50% of net take-home salary and our utility bill payment service. At March 31, 2003, we had more than 10,500 companies disbursing their payrolls through us, with more than 850,000 salary accounts. These constitute approximately 41% of our total savings accounts by number and approximately 27% of our retail savings deposits by value.

          Non-Resident Indian Services. Non-resident Indians are an important target market segment for us given their relative affluence and strong links to family members in India. Our non-resident deposits were Rs. 3.3 billion at March 31, 2000. Since that time we have expanded our marketing efforts and our non-resident deposits have grown by more than 500% to Rs. 19.3 billion at March 31, 2003. We offer products such as convertible, non-repatriable and repatriable rupee accounts, along with our international debit card.

Treasury

          Our treasury group manages our balance sheet, including our maintenance of reserve requirements and our management of market and liquidity risk. Our treasury group also provides advice and execution services to our corporate and institutional customers with respect to their foreign exchange and derivatives transactions. In addition, our treasury group seeks to optimize profits from our proprietary trading, which is principally concentrated on Indian government securities. We have technologically sophisticated trading operations located in Mumbai with the latest voice systems and electronic terminals with access to real-time market information feeds.

          Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts, rupee-based derivatives and cross-currency derivatives. We have been recently allowed by RBI to offer Indian rupee options and exchange traded futures to our clients. Our primary customers are multinational corporations, large and medium-sized domestic corporations, financial institutions and public sector undertakings. We also advise and transact with some small companies and non-resident Indians. We believe we have become a significant participant in these markets by virtue of the strength of our client service and our structuring and execution capabilities. We are also a competitive “Indian option” for public sector undertakings and similar institutions who have traditionally used foreign banks for structured foreign exchange and derivative products because most Indian banks did not have the necessary expertise.

          The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and equities market. See also “—Risk Management” for a discussion of our management of market risk including liquidity risk, interest rate risk and foreign exchange risk.

     Foreign Exchange

          We trade spot and forward foreign exchange contracts, primarily with maturities of up to one year with our customers. To support our clients’ activities, we are an active participant in the Indian interbank foreign exchange market. We also trade to a more limited extent for our own account. We believe we are a market maker in the dollar-rupee segment. Although spreads are very narrow, our total volume of trading is significant with US$ 31.6 billion in foreign exchange traded in fiscal 2003.

          The major participants in the foreign exchange market are the State Bank of India and other large public sector banks as well as the large foreign banks. We believe we are one of the few private sector banks that is a significant participant.

          The RBI imposes limits on our ability to borrow or lend in foreign currencies and on our capital account transactions. In addition, the RBI limits our overnight exposure. We also impose additional limits on intraday and overnight exposure. We aim to have a near square position at the end of each day. As a contractual matter, trades between participants are generally not netted, although the practice of bilateral netting is developing. In addition, mechanisms for broader electronic trading are being developed, and a clearing corporation has been established that would clear foreign exchange as well as money market trades among bank participants. See also “—Risk Management—Market Risk—Price Risk.”

     Derivatives

          We believe we are one of the few Indian banks that is a significant participant in the derivatives market, which is dominated by foreign banks. We offer rupee-based interest rate swaps, cross-currency interest rate swaps, forward rate agreements, options and other products. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management.

          The Indian derivatives market is relatively young and is still developing, largely due to regulatory restrictions on the use and trading of derivatives. The RBI prohibits banks from having unmatched positions in G7 derivatives at any time, prohibits interest rate rupee options, and limits the ability of corporations to use derivatives. Banks have recently been allowed by the RBI to trade in rupee currency options. The RBI has also allowed banks to use interest rate futures to cover the interest rate risk in Government Securities. Consistent with RBI regulations, we generally maintain a matched book with respect to our positions at all times (other than rupee-based interest rate swaps and now rupee currency options).

     Domestic Money Market and Debt Securities Desk

           Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements. These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian government securities. See also “Information About India—Supervision and Regulation—Legal Reserve Requirements.” Our local currency desk primarily trades Indian government securities for our own account. We also participate in the interbank call deposit market and engage in limited trading of other debt instruments.

     Equities Market

          We trade a very limited amount of equities of Indian companies for our own account. At March 31, 2003, we had a Board approved limit of Rs. 100 million (currently Rs. 200 millions) for such equity investments for proprietary trading, although our exposure at March 31, 2003 was small, at approximately Rs. 22.8 million. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

          We deliver our products and services through a variety of distribution channels, including traditional bank branches, ATMs, telephone and mobile telephone banking and the internet.

     Branch Network

          At March 31, 2003, we had an aggregate of 231 branches, including 20 extension counters. Our branch network covers 123 cities in India, with 72 branches concentrated in the four largest cities, Mumbai, Delhi, Chennai and Kolkata (Calcutta). We centralize our processing of transactions and back office operations in the same four cities. This structure enables the branch staff to focus on customer service and selling our products. All of our branches are electronically-linked so that our customers can access their accounts from any branch regardless of where they have their account.

          Approximately 90% of our branches focus exclusively on providing retail services and products. The range of products and services available at other branches depends in part on its size and location. Our extension counters are small offices primarily within office buildings, that provide specific commercial and retail banking services. Except for seven locations, each branch and extension counter has at least one ATM.

          As part of its branch licensing conditions, the RBI requires that at least 25% of our branches (not including extension counters) be located in semi-urban or rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000 people. A rural area is defined as a center with a population of less than 10,000 people. The population figures relate to the census prevailing at the time the branch is opened. As a result, 53 of our branches are in semi-urban or rural areas.

          Subject to receiving the necessary licenses from the RBI, we plan to add an aggregate of approximately 60 branches or extension counters by March 31, 2004.

     Automated Teller Machines

          At March 31, 2003, we had a total of 732 ATMs, of which 268 are located at our branches or extension counters and 464 are located off-site, including at large residential developments, or on major roads in metropolitan areas. All our ATMs are available 24 hours per day. By March 2004, we intend to expand our ATM network to approximately 925 ATMs.

          Customers can use our ATMs for a variety of functions including withdrawing cash, monitoring bank balances and, at most of our ATMs, making deposits, ordering demand drafts and paying utility bills. Customers can access their accounts from any of our ATMs, regardless of where they originally opened their account. Our ATM cards cannot be used in non-HDFC Bank ATM machines, although our debit cards can be used. ATM cards issued by banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction. These fee-generating transactions account for approximately 3.8% of our total ATM transactions in fiscal 2003.

     Telephone Banking Call Centers

          We provide telephone banking services to our customers in 80 cities. This service covers approximately 60% of our customer base. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, inquire as to balances and order stop payments. In Delhi and Mumbai, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In nine cities we also have staff available 9 hours each day (four hours on weekends and holidays) to assist customers who want to speak directly to one of our telephone bankers. Our telephone banking service receives more than 1,200,000 customer calls every month.

     Internet Banking

          In September 1999, we launched NetBanking, a real-time internet banking service. Through our website, customers can access account information, track transactions, transfer funds between accounts and to third parties who maintain accounts with the bank, make fixed deposits, pay bills, request stop payments and make demand draft requests. We encourage use of our internet banking service by offering some key services free or at a lower cost. We use 128-bit encryption technology to ensure all transactions are secure. More than 900,000 of our customers have registered for internet banking services, with approximately 13% of that number using NetBanking at least once a quarter. NetBanking is also an important channel for serving our non-resident Indian customers.

     Mobile Telephone Banking

          We launched mobile telephone banking services in January 2000, making us the first bank to do so in India. Currently our customers in more than 72 cities are eligible to sign up for mobile telephone banking which allows them to access their account on their mobile telephone screens and to conduct a variety of banking transactions including balance inquiries, stop payment orders and utility bill payments. We use short messaging services, or SMS, as the main platform for this service. Approximately 189,000 of our customers have registered to use the mobile telephone banking services. Approximately 132,000 mobile telephone banking transactions take place every month.

Risk Management

          Risk is inherent in our business, and sound risk management is critical to our success. The major types of risk we face are credit risk and market risk, which includes liquidity risk and price risk. We also face operational risk. We have developed and implemented comprehensive policies and procedures to identify, monitor and manage risk across the bank.

     Credit Risk

          Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through (a) our target market definitions, (b) our credit approval process, (c) our post-disbursement monitoring and (d) our remedial management procedures.

     Corporate Credit Risk

          We primarily target large manufacturing corporations in our corporate lending activities. Although we have some middle market borrowers, our corporate lending is generally concentrated among highly rated customers. In addition to market targeting, the principal means of managing credit risk is the credit approval process. We have policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For our corporate clients, we have a detailed risk grading system that is applied to each counterparty on an annual basis. We also have limits for funded exposure to individual industries and for borrowers and groups of borrowers, regardless of whether the exposure is in the form of loans or non-funded exposures. We also have a review process that ensures the proper level of review and approval depending on the size of the facility and risk grading of the credit.

          Our risk grading system is similar to that used by rating agencies and is based on a combination of quantitative, qualitative and capitalization measures. We assign each customer or counterparty a numerical grade, based on an analysis of key ratios such as interest coverage, debt coverage, profit margin and leverage, as well as capitalization or tangible net worth. We also consider qualitative variables such as industry risk, market position, management competence and other factors. This grade may be modified depending on the maturity of the instrument being considered.

          We are subject to RBI policies that limit our exposure to particular counterparties and with respect to particular instruments. The RBI provides that without prior approval not more than 15% of our capital funds (under Indian GAAP) may be extended as credit exposure to an individual borrower, and not more than 40% of our capital funds may be extended as credit exposure to a group of companies under the same management. Effective April 1, 2003 in reckoning the credit exposure for single and group borrower the weightage for non fund based exposures which hitherto was 50% is now 100%. We had six exposures to companies that were above the general limit at March 31, 2003 for which we had approvals of the RBI. During fiscal 2003, the bank carried approvals from RBI to extend credit exposures over the prescribed norms for seventeen corporates and three groups of companies under the same management. At that date, our largest exposure to a single borrower was 30.0% of our capital funds, and our largest group exposure was 46.3% of our capital funds; all these borrowers are performing according to the terms of the contracts.

          The RBI prohibits loans to companies with which we have any directors in common. We obtained approval for an exception to this policy that allows us to hold until maturity a loan to HDFC, made by Times Bank, which loan we acquired as part of the merger with Times Bank. The RBI also requires that a portion of our lending activities be “directed” to specific priority sections. See “Information About India—Supervision and Regulation.”

          We follow a policy of portfolio diversification by industry. At March 31, 2003, our customer assets in any single industry did not exceed 10% of our total outstanding customer assets. All working capital loans are subject to review at annual or shorter intervals.

          While we make our lending decisions largely on a cash-flow basis, we also take collateral for a large number of our loans. Our short and medium-term loans are typically secured by a first charge over inventory and receivables, and in some cases are further supported by a second charge over fixed assets. Longer term loans are usually secured by a charge over fixed assets. For some loans, we also require guarantees or other letters of support from the corporate parent. We generally do not make project loans or loans to property developers, although we may take a charge over real property as part of the security for a loan to a corporate borrower. Although we take collateral, we may not always be able to realize its value in a default situation. See “Risk Factors—We may be unable to foreclose on our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.”

          Our credit approval process for corporate loans requires three different officers to approve the credit. Although the particular level of approval varies depending on the size of the loan and the borrower risk grading, no corporate loan can be made without all three approvals.

          Once a loan is made, we undertake ongoing credit analysis and monitoring at several levels. Our policies are designed to promote early detection of counterparty, industry or product exposures that require special monitoring. The Risk Management Committee of our board of directors, together with our senior credit officers, monitors overall portfolio risk as well as individual problem loans and potential problem loans on a regular basis. Our senior credit officers also work with our relationship managers to monitor individual counterparty performance and condition as well as industry wide market trends. We update our grading of all counterparties on an annual basis. A variety of other reports and analyses are prepared periodically. Remedial strategies are developed once a loan is identified as a problem loan. Exposures that slip below targeted market norms or risk standards are placed on a phase-out list, and an exit process for each exposure is put into operation.

          See “Selected Statistical Information” for a discussion of our policies regarding classification of loans and advances as non-performing (and certain differences between our policies and the practices of US banks), our policies regarding provisioning for loans and information concerning our non-performing assets and allowance for credit losses.

          Retail Credit Risk

          Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in each retail loan category. Because of the nature of retail banking, our credit policies are based primarily on statistical analyses of risks with respect to different products and types of customers. We monitor our own and industry experience to determine and periodically revise product terms and desired customer profiles. We then verify that an individual customer meets our lending criteria. Our retail loans are generally either secured or made against delivery of post-dated checks to cover all payments. In India bouncing of checks is a criminal offence. In the case of most automobile loans as well as unsecured personal loans, we require that the borrower provide post-dated checks for all payments on the loan at the time the loan is made. Loans against shares, automobile loans and consumer loans are all secured loans. We will generally lend up to 60% of the market value of shares in the case of a loan against shares, 90% of the value of the automobile in case of automobile loans and 85% of the value of the two wheeler in the case of two wheeler loans.

     Foreign Exchange, Derivatives and Trading Activities

          The credit risk of our foreign exchange and derivative transactions is managed the same way as we manage our corporate lending risk. We apply our risk assessment grading system to our counterparties and set individual counterparty limits. With respect to debt securities, we primarily trade government of India securities for our own account.

Market Risk

          Market risk refers to potential losses arising from volatility in interest rates, foreign exchange rates, equity prices and commodity prices Market risk arises with respect to all market risk sensitive financial instruments, including securities foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce our exposure to the volatility inherent in financial instruments.

          Our board of directors reviews and approves the policies for the management of market risks and dealing authorities and limits. The Risk Management Committee of the board monitors market risk policies and procedures and reviews market risk limits. The board of directors has delegated the responsibility for ongoing general market risk management to the Asset Liability Committee. This committee, which is chaired by the managing director and includes the heads of our business groups, meets every alternate week and more often when conditions require. The Asset Liability Committee reviews our product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view of the bank and decides on future business strategy with respect to interest rates. It reviews and sets funding policy. It also reviews developments in the markets and the economy and their impact on our balance sheet and business. Finally, it ensures adherence to market risk limits and decides on the bank’s inter segment transfer pricing policy.

          The Financial Control Department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the Asset Liability Committee are being observed. Our treasury group also assists in implementing asset-liability strategy and in providing information to the Asset Liability Committee.

          Market risk department specifies risk valuation methodology of various treasury products, formulates procedures for portfolio risk valuation, assesses market risk factors and assists in monitoring market risks for various treasury desks. Our treasury back-office is responsible for reporting market risks of the treasury desks.

               The following briefly describes our policies and procedures with respect to asset liability management, liquidity risk, price risk and other risks such as foreign exchange and equities risks.

     Asset Liability Management

          We generally fund our core customer assets, consisting of loans and credit substitutes, with our core customer liabilities, consisting principally of deposits. We also borrow in the short-term interbank market. We use the majority of our funds to make loans or purchase securities. Most of our liabilities and assets are short-term.

          We maintain a substantial portfolio of liquid high-quality Indian government securities. While generally this market provides an adequate amount of liquidity, the interest rates at which funds are available can sometimes be volatile. We prepare regular maturity gap analyses to review our liquidity position, and must submit a monthly analysis to the RBI.

          We measure our exposure to fluctuations in interest rates primarily by way of a gap analysis. We classify all rate sensitive assets and liabilities into various time period categories according to contracted residual maturities or anticipated re-pricing dates, whichever is earlier. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category gives us an indication of the extent to which we are exposed to the risk of potential changes in the margins on new or re-priced assets and liabilities. We place limits on the gap between the assets and liabilities that may be reset in any particular period.

          Our Asset Liability Committee addresses two principal aspects of our asset liability management program.

          First, the Asset Liability Committee monitors the liquidity gap and, at the corporate level, recommends appropriate financing or asset deployment strategies depending on whether the gap is a net asset position or a net liability position, respectively. Operationally, in the short term, our treasury group implements these recommendations through market borrowings or placements.

          Second, the Asset Liability Committee monitors our interest rate gap and, at the corporate level, recommends re-pricing of our asset or liability portfolios. Operationally, in the short term, our treasury group implements these recommendations by entering into interest rate swaps.

          In the longer term, our wholesale banking and retail banking groups implement these recommendations through changes in the interest rates offered by us for different time period categories to either attract or discourage deposits and loans in those time period categories.

          See “Selected Statistical Information” for information on our asset-liability gap and the sensitivity of our assets and liabilities to changes in interest rates.

     Liquidity Risk

          The purpose of liquidity management is to ensure sufficient cash flow to meet all financial commitments and to capitalize on opportunities for business expansion. This includes our ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise.

          Liquidity is managed on a daily basis by the treasury group under the direction of the Asset Liability Committee. The treasury group is responsible for ensuring that we have adequate liquidity, ensuring that our funding mix is appropriate so as to avoid maturity mismatches and to prevent price and reinvestment rate risk in case of a maturity gap, and monitoring local markets for the adequacy of funding liquidity.

     Price Risk

          Price risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates and exchange rates. Our treasury group is responsible for implementing the price risk management process within the limits approved by the board of directors. These limits are independently monitored by the treasury operations group. We measure price risk through a two-stage process, the first part of which is to assess the sensitivity of the value of a position to changes in market factors to which our business is exposed. We then assess the probability of these changes or the volatility of market factors. We manage price risk principally by establishing limits for our money market activities and foreign exchange activities.

          We monitor and manage our exchange rate risk through a variety of limits on our foreign exchange activities. The RBI also limits the extent to which we can deviate from a “near square” position at the end of the day (where sales and purchases of each currency are matched). Our own policies set limits on maximum open positions in any currency during the course of the day as well as overnight position limits. We also have gap limits that address the matching of forward positions in various maturities and for different currencies. In addition, the RBI approves the aggregate gap limit for us. This limit is applied to all currencies. We also have stop-loss limits that require our traders to realize and restrict losses.

          We evaluate our risk on foreign exchange gap positions on a daily basis using a Value at Risk model applied to all our outstanding foreign exchange instruments. Our Value at Risk model statistically estimates the potential loss in earnings that would arise if we held our foreign exchange gap positions for three days. We currently use three days for our estimate, as this is the period within which we are 99% confident that we could theoretically close out all our foreign exchange gap positions and incur a loss that is less than our estimated Value at Risk. Our Value at Risk model is applied to our holdings on a portfolio basis, and takes into account reductions in risk that may arise from diversification amongst the different currencies that we are exposed to. Our Value at Risk model uses historical data for foreign exchange provided by Reuters. As at March 31, 2003 the Value at Risk relating to all foreign exchange instruments we held was estimated at Rs. 91.7 million.

          We impose position limits on our trading portfolio of marketable securities. These limits, which vary by tenor, restrict the holding of marketable securities of all kinds depending on our expectations about the yield curve. We also impose trading limits such as stop-loss limits and aggregate contract limits, which require that trading losses be kept below prescribed limits and as a result may require the realization of losses and elimination of positions.

          Our treasury operations department monitors actual positions against the required limits. The treasury operations department is independent of the treasury department and has a separate reporting line to the managing director through the head of operations and transactional banking.

          Our derivatives risk is managed by the fact that we do not enter or maintain unmatched positions with respect to non-rupee-based derivatives. Our proprietary derivatives trading is primarily limited to rupee-based interest rate swaps.

Operational Risk

          Operational risks are risks arising from matters such as non-adherence to systems and procedures or from frauds resulting in financial or reputational loss. Our internal audit and compliance department plays an essential role in monitoring and limiting our operational risk. The primary focus of the audit department is:

•	to independently evaluate the adequacy of all internal controls,

•	to ensure adherence to the operating guidelines, including regulatory and legal requirements, and

•	to pro-actively recommend improvements.

          The department also performs special investigations and ad hoc reviews. In addition, our internal audit and compliance department liaises with statutory auditors, central bank authorities and other regulatory bodies.

          In order to ensure total independence, the internal audit and compliance departments report directly to the chairman of the board of directors and the Audit and Compliance Committee of the board as well as indirectly to the managing director. The Audit and Compliance Committee meets every two months to review all procedures, the effectiveness of the controls and compliance with RBI regulations. In addition, the committee conducts a half-yearly review of the performance of the department itself.

          Pursuant to RBI guidelines, some activities are required to be audited continuously. More than half of our business, measured by transaction volume, is subject to concurrent auditing, including foreign exchange, derivatives, equities, securities transactions, depositary services, retail liability operations, reversals to the profit and loss account and monitoring of inter-branch routing accounts. All other lines of business, our information technology department, branches, services and products are audited on a set schedule, which is usually quarterly or half-yearly. Our information technology is also subject to audit review and certification of all software, including application software and system controls.

          We are also subject to inspections conducted by the RBI under the Indian Banking Regulation Act. The RBI has adopted the global practice of subjecting banks to examination on the basis of the CAMELS model, a model that assigns confidential ratings to banks based on their capital adequacy, asset quality, management, earnings, liquidity and systems.

Competition

          We face strong competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions.

     Wholesale Banking

          Our principal competitors in wholesale banking are public and new private sector banks as well as foreign banks. The large public sector banks have traditionally been the market leaders in commercial lending. Foreign banks have focused primarily on serving the needs of multinational companies and Indian corporations with cross-border financing requirements including trade, transactional and foreign exchange services, while the large public sector banks have extensive branch networks and large local currency funding capabilities.

     Retail Banking

          In retail banking, our principal competitors are the large public sector banks, which have much larger deposit bases and branch networks, other new private sector banks and foreign banks in the case of retail loan products. The retail deposit share of the foreign banks is quite small by comparison to the public sector banks, and have also declined in the last five years, which we attribute principally to competition from new private sector banks. However, some of the foreign banks have a significant presence among non-resident Indians and also compete for non-branch-based products such as auto loans and credit cards.

          We face significant competition primarily from foreign banks in the debit and credit card segment. In mutual fund sales and other investment related products, our principal competitors are brokers, foreign banks and new private sector banks.

     Treasury

          In our treasury advisory services for corporate clients, we compete principally with foreign banks in foreign exchange and derivatives trading, as well as the State Bank of India and other public sector banks in the foreign exchange and money markets business.

Employees

          We had 4,791 employees, 3,742 employees, and 2,800 employees at March 31, 2003, 2002 and 2001, respectively. At March 31, 2003 approximately 10.3% of our employees were managers or senior managers, and 4.0% were assistant vice presidents, vice presidents or group heads. By geographical location, approximately 49.9%, 24.2%, 19.4% and 6.5% of our employees are located in the western, northern, southern and eastern regions of India respectively. More than 95% of our employees have university degrees.

          We consider our relations with our employees to be good. Our employees do not belong to any union.

          We use incentives in structuring compensation packages and have established a performance-based bonus scheme under which permanent employees have a variable pay component of their salary.

          In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme, required by government regulation, under which we at present are required to pay to employees a minimum 9.5% annual return. If the return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the funds. We have also set up a superannuation fund to which we contribute defined amounts. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

          We focus on training our employees on a continuous basis. We have a training center in Mumbai, where we conduct regular training programs for our employees. Management and executive trainees undergo a 8-12 week training module covering every aspect of banking. We offer courses conducted by both internal and external faculty. In addition to ongoing on-the-job training, we provide employees courses in specific areas or specialized operations on a need-based basis, with training program modules varying from two to four days in length.

Properties

          Our registered office and corporate headquarters are located at Sandoz House, Dr. Annie Besant Road, Worli, Mumbai 400 018, India.

          We lease our headquarters property as well as our administrative center at Kamala Mills Compound in Lower Parel, Mumbai. We own our 120,000 square foot operations, training and information technology centers in Chandivili, Mumbai. At March 31, 2003, we had a network consisting of 231 branches, including 20 extension counters, and 732 ATMs including 464 at non-branch locations. These facilities are located throughout India. Nineteen of these branches are located on properties owned by us, the remaining facilities are located on leased properties. The net book value of all our owned properties at March 31, 2003 was Rs. 1,416.4 million. We are also in the process of constructing our own corporate office at Lower Parel, Mumbai which should be commissioned during the third quarter of fiscal 2004.

Legal and Regulatory Proceedings

               We are involved in a number of legal proceedings in the ordinary course of our business. However, we are currently not a party to any proceedings which, if adversely determined, might have a material adverse effect on our financial condition or results of operations.

RISK FACTORS

          You should carefully consider the following risk factors as well as the other information contained in this report in evaluating us and our business.

Risks Relating to Our Business

     If we are unable to manage our rapid growth, our business could be adversely affected.

          Our asset growth rate has been significantly higher than the Indian GDP growth rate and the Indian banking industry growth rate over the last five fiscal years. For example, our total assets in the three-year period ended March 31, 2003 grew at a compound annual growth rate of 37.5%. Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls. An inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

     Our business is vulnerable to volatility in interest rates.

          Our results of operations depend to a great extent on our net interest income. In fiscal 2003, net interest revenue before allowances for credit losses represented 62.5% of our net revenue before such allowances. Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the RBI’s monetary policies, deregulation of the financial sector in India, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. Over the period from March 31, 2002, to March 31, 2003, year-end yields on the Indian government’s ten-year bonds moved from 7.36% to 6.16%, with a high of 8.20% and low of 5.83% in fiscal 2002-03.

     If the level of non-performing loans in our portfolio increases, then our business could suffer.

          Our gross non-performing loans and impaired credit substitutes represented 1.6% of our gross customer assets at March 31, 2003, 1.9% at March 31, 2002, 2.1% at March 31, 2001 and 3.2% at March 31, 2000. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.5% of our net customer assets portfolio at March 31, 2003, 0.6% at March 31, 2002, 0.7% at March 31, 2001 and 1.7% at March 31, 2000. After acquiring Times Bank in February 2000, our gross non-performing loans increased by 150.4%, while our total loan portfolio increased by 54.7%. At March 31, 2003, we had provided for 71.1% of our total non-performing loans. We cannot assure you that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a young bank and we have not experienced a significant, prolonged downturn in the economy.

          A number of factors which are not in our control could affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, movements in global commodity markets, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to directed lending. In addition, the expansion of our business and our entry into the credit card business may cause our non-performing loans to increase and the overall quality of our loan portfolio to further deteriorate. If our non-performing loans increase, we may be unable to execute our business plan as expected and that could adversely affect the price of our equity shares and ADSs.

     Because of our many transactions with stock market participants, our business could suffer if there is a prolonged or significant downturn on the Indian stock exchanges.

          We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans against securities and initial public offering finance for retail customers, stock exchange clearing services and depositary accounts. At March 31, 2003, loans to Indian and foreign institutional share brokers were Rs. 424.9 million, retail loans secured against shares were Rs. 3,218.9 million and margin guarantees were Rs.3,192.7 million. Loans to share brokers represented 0.28% and retail loans secured against shares represented 2.14% of our total gross loans and credit substitute portfolio at March 31, 2003. As a result of these transactions, we have significant exposure to this industry.

          As a result of our exposure to this industry, a significant or prolonged downturn on the Indian stock exchanges could have a material adverse effect on our business and could cause the price of our equity shares and ADSs to go down.

     We face greater credit risks than banks in more developed countries.

          One of our principal activities is providing financing to our clients, almost all of whom are based in India. We are subject to the credit risk that our borrowers may not pay us in a timely fashion or at all. The credit risk of all our borrowers is higher than in other developed countries due to the higher uncertainty in our regulatory, political and economic environment and difficulties that many of our borrowers face in adapting to instability in world markets and rapid technological advances taking place across the world. Higher credit risk may expose us to potential losses which would adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

     We may be unable to foreclose on collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security.

          Although we typically lend on a cash-flow basis, we take collateral for a large proportion of our loans, consisting of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets and financial assets, such as marketable securities.

          As a part of the financial sector reforms, the government of India recently passed a new law called Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. The Act provides banks and other lenders increased with powers which we believe could lead to better and faster realization of the collateral underlying against the non performing assets. We cannot guarantee that we will be able to realize the full value on our collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, stock market downturns, defects in the perfection of collateral and fraudulent transfers by borrowers. In the event a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed.

          RBI has put in place a CDR framework for restructuring of debt of viable corporates facing problems. The framework, which is expected to come in force during the current fiscal year, envisages that for debt amounts of Rs. 200 million and above referred by lenders/borrowers to the CDR cell, lenders holding greater than 75% of the referred debt can decide to restructure the referred debt and such decision a would be binding on the remaining 25% or less of the lenders even if they do not agree to the restructuring. This could force us to agree to a long-drawn restructuring of debt, in preference to foreclosure of security or a one-time settlement, which has generally been our practice, hitherto.

     We compete directly with banks that are much larger than we are.

          We face strong competition in all areas of our business, and many of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger deposit bases, more capital and larger customer bases than we do. We also compete directly with foreign banks, some of which are a part of the largest multinational financial companies in the world.

          Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns, which may impact our business and our future financial performance.

     Our funding is primarily short and medium-term and if depositors do not roll over deposited funds upon maturity our business could be adversely affected.

          Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. However, a portion of our assets have long-term maturities, creating a potential for funding mismatches. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected which could have a material adverse effect on our business.

     We could be subject to volatility in income from our treasury operations.

          Treasury revenue is vulnerable to volatility in the market caused by changes in exchange rates, interest rates, equity prices and other factors. Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and may have an adverse effect on our net interest revenue. Any decrease in our income due to volatility in income from these activities could have a material adverse effect on the price of our equity shares and ADSs.

     We intend to enter new product lines in which we may not be successful.

          We intend to continue to explore new business opportunities in both retail and corporate banking. For example, we launched a credit card business in the fiscal 2002. We do not expect our credit card operations to be profitable in the initial years of operation, and we cannot assure you that we have accurately estimated how long it will take us to become profitable or the risks and costs of this business. Our inability to succeed in this or any other new product launch could adversely affect our future financial performance and the price of our equity shares and our ADSs.

     We have high concentrations of funded exposures to certain customers and to certain sectors and if any of these exposures were to become non-performing, the quality of our asset portfolio could be adversely affected.

          At March 31, 2003, our ten largest exposures, which include the aggregate of all outstanding balances of loans and investments, totaled approximately Rs. 38.1 billion. This represented approximately 14.7% of our net loans and investments and 145.9% of our shareholders’ equity. Our largest single funded exposure, based on outstanding balances at that date, was Rs. 6,242.2 million. This represented approximately 2.4% of our net loans and investments and approximately 23.9% of our shareholders’ equity. At March 31, 2003, none of our ten largest funded exposures based on outstanding balances was classified as non-performing. Our largest non-performing loan was our 35th largest funded exposure based on outstanding principal balance. However, if any of our ten largest exposures were to become non-performing, the quality of our asset portfolio and the price of our equity shares and ADSs could be adversely affected.

          At March 31, 2003, as a percentage of gross loans and credit substitutes, approximately 21.1% were individual or retail advances, 8.9% were to automotive manufacturers and 5.5% were to companies in the heavy chemicals industry. At that date, Rs. 1,660.0 million or 70.1% of our gross non-performing loan portfolio was concentrated in four industries: automotive, iron and steel, textiles and electronics. Recently, there has been some upturn in the automotive and iron and steel industries, while the position in textile and electronic industries has not shown any significant variation. Some of these sectors could be affected in future by change in trade regulations, commodity prices or slowdown in industrial growth. Industry specific difficulties in these and other sectors could increase our level of non-performing loans and adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

     HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions.

          HDFC Limited and its subsidiaries owned 24.4% of our equity at March 31, 2003. So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate directors who are not required to retire by rotation to our board including the chairman and our managing director, subject to RBI approval. Accordingly, HDFC Limited may be able to exercise substantial control over our board and over matters subject to a shareholder vote.

     We may face potential conflicts of interest relating to our principal shareholder, HDFC Limited.

          We have no agreements with HDFC Limited or any other HDFC group companies, which restrict us from offering products and services that are offered by them. Our relationship with these companies may however cause us to arrive at mutually beneficial arrangements which could limit the extent to which we may compete with HDFC Limited and HDFC group companies. As a result, any conflicts of interest between HDFC Limited and us or any other HDFC group companies and us could adversely affect our business and the price of our equity shares and ADSs.

          We have recently entered into an arrangement with HDFC relating to our housing loans business. See “Business—Retail Loan Products-Housing Loans”.

     Material changes in Indian banking regulations and infrastructure could harm our business.

          We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending and reserve requirements. In addition, we could be subject to other changes in laws and regulations such as those affecting the extent to which we can engage in specific businesses, as well as changes in other governmental policies, income tax laws and accounting principles. The RBI has issued guidelines on banks’ exposure to the capital markets. The guidelines place a ceiling on bank financing of equities and investments in shares equal to 5% of a bank’s total outstanding advances at the end of the prior year. Certain funded and non-funded exposures are subject to the ceiling. For more information on the new guidelines on exposure to the capital markets, see “Supervision and Regulation—Regulation Relating to Capital Markets Exposure.” We cannot assure you that laws and regulations governing the banking sector will not change in the future or that any changes will not adversely affect our business, our future financial performance and the price of our equity shares and our ADSs.

          Currently, there is no nationwide payment system in India, and checks must generally be returned to the city from which written in order to be cleared. Because of mail delivery delays and the variation in city based interbank clearing practices , check collections can be slow and unpredictable. Through our electronically linked branch network, correspondant bank arrangements and centralized processing, we effectively provide nationwide collection and disbursement system for our corporate clients. We enjoy cash float and earn fees from these services.

          The RBI is currently working on a new inter-bank settlement system called the Real Time Gross Settlement (RTGS). Once implemented the system would facilitate real time settlements between banks, initially in select locations. This could have an adverse impact on the cash float enjoyed so far from some of our cash management services and hence our future financial performance and the price of our equity shares and our ADS.

     Significant fraud, systems failure or calamities could adversely impact our business.

          We seek to protect our computer systems and network infrastructure from physical break-ins as well as fraud and systems failures. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through our computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure of security measures could have a material adverse effect on our business and our future financial performance.

          In addition, both our centralized data center and our back-up systems are separately located in the greater Mumbai area. In the event of a regional disaster such as an earthquake, there is the possibility that both systems could be simultaneously damaged or destroyed. In addition, we have established a remote disaster recovery site at Chennai which replicates our network and certain applications which are currently based in Mumbai. We believe that we will be able to retrieve critical applications within an optimal time frame.

Risks Relating to Investments in Indian Companies

     A slowdown in economic growth in India could cause our business to suffer.

          Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. A slowdown in Indian economy could adversely effect our business, including our ability to grow our asset portfolio, the quality of our assets, and our ability to implement our strategy.

          In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising while that of the industrial, manufacturing and agricultural sectors is declining. It is difficult to gauge the impact of these fundamental economic changes on our business.

     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

          Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities and we may not be able to raise sufficient funds within India to support our growth. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the RBI. As a result, our ability to seek and obtain additional equity investment by foreign investors is constrained. In addition, these restrictions may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for us and the holders of our equity shares and ADSs.

     Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

          Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The leadership of India has changed four times since 1996. The current coalition-led central government, which came to power in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous central governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

     If regional hostilities increase, our business could suffer and the price of our equity shares and ADSs could go down.

          India has from time to time experienced social and civil unrest and hostilities with neighbouring countries. In recent years there have been military confrontations between India and Pakistan in the Kashmir region. These hostilities and tensions could lead to political or economic instability in India and a possible adverse effect on Indian stock exchanges, our business, our future financial performance and the price of our equity shares and ADSs.

     Conditions in the Indian securities market may affect the price or liquidity of our equity shares and ADSs.

          The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. Although the price of our stock has not been as volatile as the markets generally, future fluctuations could have a material adverse affect on the price of our equity shares and ADSs.

Risks Relating to the ADSs and Equity Shares

     You will not be able to vote your ADSs.

          Investors in ADSs will have no voting rights unlike holders of the equity shares who have voting rights. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and you may not be able to redeposit the equity shares as described below. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Information About India—Restrictions on Foreign Ownership of Indian Securities.”

          Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

          India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors. Foreign investors generally require government approval. Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. An ADS holder who surrenders an ADS and withdraws shares may be able to redeposit those shares in the depositary facility in exchange for ADSs. In addition, an investor who has purchased shares in the Indian market may be able to deposit them in the ADS program. However, in either case, the deposit or redeposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of shares that can be deposited or redeposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying shares as of such time. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Information About India—Restrictions on Foreign Ownership of Indian Securities.”

          Your ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific government approval is required.

          Investors seeking to sell in India any equity shares withdrawn upon surrender of an ADS will require RBI approval for each transaction unless the sale of those equity shares is made on an Indian stock exchange or in connection with an offer made under the Indian regulations regarding takeovers. Further, since currency exchange controls exist in India, the RBI will approve the foreign currency equivalent of the price at which your equity shares are transferred based on a specified form, and a higher price per share may not be permitted. Additionally, except in limited circumstances, if you seek to convert the rupee proceeds from your sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, you will have to obtain an additional RBI approval for each transaction. If approval is required, we cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

          There is a limited market for the ADSs.

          Although our ADSs are listed and traded on the New York Stock Exchange, we cannot be certain that any trading market for our ADSs will be sustained, or that the present price will correspond to the future price at which our ADSs will trade in the public market. Indian legal restrictions may also limit the supply of ADSs. The only way to add to the supply of ADSs would be through an additional issuance. We cannot guarantee that a market for the ADSs will continue.

          Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

          The equity shares represented by our ADSs are listed on the National Stock Exchange, The Stock Exchange, Mumbai and The Stock Exchange, Ahmedabad. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on these stock exchanges in a timely manner.

          You may be unable to exercise preemptive rights available to other shareholders.

          A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the company’s shareholders present and voting at a shareholders’ general meeting. US investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling US investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit that we would file a registration statement under these circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

     Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

          Fluctuations in the exchange rate between the US dollar and the Indian rupee may affect the value of your investment in our ADSs. Specifically, if the relative value of the Indian rupee to the US dollar declines, as it has generally over the past several years, each of the following values will also decline:

•	the US dollar equivalent of the Indian rupee trading price of our equity shares in India and indirectly the US dollar trading price of our ADSs in the United States may also decline;

•	the US dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary; and

•	the US dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by our ADSs.

          Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and export the foreign currency will need to obtain the approval of the RBI for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depository facility will have to obtain approval from the RBI, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the RBI.

     We have unsecured subordinated debt that, in case of payment default, could result in an issuance of a significant number of equity shares.

          Certain of our subordinated debt agreements with various government-owned Indian financial institutions contain provisions (which are commonly found in loan agreements of this nature in India) that entitle the primary lenders to exercise the right to convert at their option in most cases, up to 20% of outstanding principal and interest into fully-paid shares (at a conversion price equal to the par value, Rs. 10, of the equity shares) where the borrower is in default under the loan agreement. Although we have never missed a payment on this or any other debt, in the event we were to default on all such debt, the number of shares that could be so issued could represent a significant proportion of our equity share capital and could dilute the effective ownership of other shareholders, including holders of our equity shares and the ADSs. See “Description of Equity Shares—Issuance of Equity Shares under Subordinated Debt.”

     The future sales of securities by our company or existing shareholders may depress the market price of our ADSs.

          The market price of our ADSs could decline as a result of sales of a large number of our equity securities on an Indian stock exchange or elsewhere, or the perception that sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a time and at a price we deem appropriate.

     You may be subject to Indian taxes arising out of capital gains if you exchange your ADSs for equity shares and sell the equity shares.

          Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For purposes of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on The Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares for determining whether the gain is long-term or short-term commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

     You may be subject to Indian taxes on dividend payable on your ADSs

          In view of changes in the Indian Income Tax law, effective financial year 2003-04 a Company paying the dividend is subject to dividend distribution tax @ 12.5%, plus surcharge of 2.5% on the total amount it distributes as dividend to its shareholders in addition to the normal corporate tax on its income See “Taxation—Indian Tax”

     You may not be able to enforce a judgment of a foreign court against us.

          We are a limited liability company incorporated under the laws of India. All but one of our directors and executive officers and some of the experts named in this document are residents of India and almost all of our assets and the assets of these persons are located in India.

          India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. We have been advised by our Indian legal advisors that recognition and enforcement of foreign judgments is provided for under Section 13 of The Code of Civil Procedure, 1908 of India on a statutory basis and that foreign judgments shall be conclusive regarding any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where it appears on the face of the proceedings that the judgment is founded on an incorrect view of international law or a refusal to recognize the law of India in cases in which Indian law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.

          It may not be possible for investors in our ADSs to effect service of process outside India upon us or our directors and executive officers and experts named in the prospectus that are residents of India or to enforce judgments obtained against us or these persons in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.

     There may be less company information available in Indian securities markets than securities markets in developed countries.

          There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India and RBI are responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES

          Our ADSs, each representing three equity shares, par value Indian Rs. 10 per share, are listed on the New York Stock Exchange under the symbol “HDB”. Our equity shares, including those underlying the ADSs, are listed on the National Stock Exchange of India under the symbol HDFCBANK, The Stock Exchange, Mumbai under the code 500180 and The Stock Exchange, Ahmedabad under the Stock Code 00500. The majority of trading in our equity shares is carried out on the National Stock Exchange and The Stock Exchange, Mumbai.

Trading prices of our ADSs on the New York Stock Exchange

          The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the New York Stock Exchange; and

•	the average daily trading volume for our ADSs on the New York Stock Exchange.

	Price per ADS				Average daily ADS trading

	High		Low		volume

2002
Third Quarter	US$	15.20	US$	12.71	40,370
October		14.25		12.70	27,013
November		13.51		12.16	54,195
December		13.98		11.85	42,125
2003
January		15.24		13.26	37,414
February		16.25		15.22	87,211
March		15.87		14.86	71,078
April		17.50		15.43	45,922
May		17.17		16.01	44,128
June		19.25		16.98	41,090
July		23.40		18.75	85,559
August		23.84		21.45	50,105
September(through September 23)		22.50		20.25	54,363

Trading prices of our equity shares on the National Stock Exchange

          The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into US dollars based on a rate of Indian Rs. 47.53 per US dollar; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per			Price per
	equity share			equity share			Average daily
							Equity share
	High		Low	High		Low	trading volume

1998	Rs.	86.1	48.0	US$	1.8	1.0	139,901
1999		191.6	49.2		4.0	1.0	178,159
2000		295.0	157.0		6.2	3.3	153,552
2001
First Quarter		279.0	210.6		5.9	4.4	193,332
Second Quarter		250.0	197.1		5.3	4.1	91,066
Third Quarter		229.0	199.6		4.8	4.2	100,367
Fourth Quarter		238.0	195.0		5.0	4.1	94,126
2002
First Quarter		255.0	228.6		5.4	4.8	73,986
Second Quarter		241.5	199.8		5.1	4.2	80,868
Third Quarter		226.0	200.0		4.8	4.2	57,928
October		217.0	186.0		4.6	3.9	106,893
November		200.1	188.0		4.2	4.0	106,691
December		223.0	187.3		4.7	3.9	159,129
2003
January		243.5	209.9		5.1	4.4	118,242
February		256.0	222.0		5.4	4.7	137,045
March		252.3	205.0		5.3	4.3	80,765
April		250.0	231.0		5.3	4.9	138,101
May		257.0	239.1		5.4	5.0	102,269
June		267.2	239.0		5.6	5.0	200,851
July		303.5	252.6		6.4	5.3	300,959
August		291.6	235.1		6.1	4.9	71,066

          At March 31, 2003, there were 254,978 holders of record of our equity shares, excluding ADS, of which 28 had registered addresses in the United States and held an aggregate of 4,095 of our equity shares.

DESCRIPTION OF EQUITY SHARES

          We incorporate by reference the information disclosed under “Description of Equity Shares” in our registration statement on Form F-1, dated July 20, 2001 (File No. 333-13718).

DIVIDEND POLICY

          The Bank’s dividend policy is based on the need to balance the twin objectives of appropriately rewarding shareholders with cash dividends and of retaining capital to meet the Bank’s investment needs and to maintain a healthy capital adequacy ratio to support future growth.

          Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of company profits for the fiscal year in which the dividend is declared. We have paid dividends every year since fiscal 1997.

          Consistent with our dividend policy we have had a track record of moderate but steady increases in dividend declarations and the dividend payout ratio(1) in the last few years has been in the range of 22% to 35%.

          The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees. For convenience of the reader, we have provided US dollar equivalent amounts, which have been computed on the basis of the March 31, 2003, noon buying rate of Rs. 47.53 per US dollar.

	Dividend
	per equity share				Total amount of dividends paid

					(in millions)
Relating to Fiscal Year
1999	Rs.	1.30	US$	0.027	Rs.	260.0	US$	5.5
2000		1.60		0.033		323.9		6.8
2001		2.00		0.041		487.2		10.3
2002		2.50		0.051		703.4		14.8
2003		3.00		0.063		849.5		17.9

          Our dividends are generally declared and paid in the fiscal year following the year to which they relate. The dividend relating to fiscal year 2003 was paid in June 2003. This was subject to a dividend distribution tax of 12.5% plus a surcharge of 2.5% which was paid by the Bank. The shareholders of the Bank were not subjected to any withholding tax. The above tax actions were a result of changes in tax laws effective for dividends paid in fiscal 2004 onwards. For dividend paid in fiscal 2003, there was no distribution tax liability on the Bank but the dividend was taxable in the hands of the shareholders.

          Future dividends will depend on our revenues, cash flow, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. The equity shares represented by ADSs will rank equally with our existing equity shares in respect of dividends.

          Before paying any dividend on our equity shares, we are required under the Indian Banking Regulation Act to write off all expenses capitalized under Indian GAAP. Before declaring dividends, we are required to transfer at least 25% of the balance of profits of each year determined in accordance with Indian GAAP to a reserve fund. The government of India may, however, on recommendation of the RBI, exempt us from this requirement. We require prior approval from the RBI to pay a dividend of more than 25% of the par value of our shares. We also require prior approval from the RBI to pay an interim dividend.

          For a description of the tax consequences of dividends paid to our shareholders, see “Taxation—Indian Tax—Taxation of Distributions.”

(1)  Dividend payout ratio is dividend paid (before dividend distribution tax) upon net income for the year.

SELECTED FINANCIAL AND OPERATING DATA

          The following table sets forth our selected financial and operating data. The financial data have been derived from our financial statements prepared in accordance with US GAAP. The summary income statement data for the fiscal years ended March 31, 2001, 2002 and 2003 and the summary balance sheet data as of March 31, 2002 and 2003 are derived from our audited financial statements included in this annual report, together with the report of Deloitte Haskins and Sells, independent auditors. Our summary balance sheet data as of March 31, 1999, March 31, 2000 and March 31, 2001 and our summary income statement data for the fiscal years ended March 31, 1999 and March 31, 2000 are derived from our audited financial statements not included in this report. For the convenience of the reader, the summary financial data as of and for the year ended March 31, 2003 have been translated into US dollars at a rate of US$1.00 = Rs. 47.53.

          You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements.

	Year ended March 31,

	1999		2000		2001		2002		2003		2003

	(in millions, except per equity share data)
Selected income statement data:
Interest revenue	Rs.	3,779.9	Rs.	6,812.5	Rs.	12,561.5	Rs.	16,448.0	Rs.	19,424.8	US$	408.6
Interest expense		2,305.1		3,765.1		7,573.4		10,762.5		11,902.0		250.5

Net interest revenue		1,474.8		3,047.4		4,988.1		5,685.5		7,522.8		158.1
Allowance for credit losses, net		15.3		455.9		247.0		451.6		741.5		15.6

Net interest revenue after allowance for credit losses		1,459.5		2,591.5		4,741.1		5,233.9		6,781.3		142.5
Non-interest revenue, net		645.7		1,082.0		1,627.1		3,215.1		4,520.1		95.2

Net revenue		2,105.2		3,673.5		6,368.2		8,449.0		11,301.4		237.7
Non-interest expense		961.7		1,640.4		3,162.5		4,196.0		6,057.9		127.5

Income before income taxes		1,143.5		2,033.1		3,205.7		4,253.0		5,243.5		110.2
Income tax expense		403.1		642.3		1,065.1		1,294.6		1,729.7		36.4

Net income	Rs.	740.4	Rs.	1,390.8	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8	US$	73.8

Per equity share data:
Earnings per share, basic	Rs.	3.83	Rs.	7.05	Rs.	8.97	Rs.	11.10	Rs.	12.57	US$	0.26
Earnings per share, diluted		3.83		7.03		8.87		11.04		12.51		0.26
Dividends		1.30		1.60		2.00		2.50		3.00		0.06
Book value(1)		18.33		36.72		44.88		79.06		93.36		1.96
Equity shares outstanding at end of period (in millions of equity shares)		194.6		238.1		239.7		279.0		279.7		279.7
Weighted average equity shares outstanding- basic (in millions of equity shares)		193.1		197.2		238.6		266.6		279.5		279.5
Weighted average equity shares outstanding- diluted (in millions of equity shares)		193.1		197.7		241.2		267.9		281.3		281.3
Selected balance sheet data:
Total assets	Rs.	47,406.6	Rs.	119,967.7	Rs.	161,128.5	Rs.	243,032.2	Rs.	311,840.7	US$	6,560.9
Cash and cash equivalents		5,415.2		16,181.9		26,121.1		34,590.6		23,944.9		503.8
Term placements		—		—		—		—		7,747.4		163.0
Loans, net of allowance		15,323.6		36,058.5		51,083.2		71,528.9		118,299.9		2,488.9
Investments held for trading		—		—		—		3,837.6		3,976.1		83.7
Investments available for sale		21,825.1		58,700.5		69,928.9		80,320.6		98,929.2		2,081.4
Investments held to maturity		—		—		—		35,429.9		38,426.7		808.5
Non-performing loans, net		254.8		844.6		485.5		536.4		683.3		14.4
Total liabilities		43,838.1		111,224.4		150,368.7		220,971.3		285,727.6		6,011.6
Long-term debt		1,460.0		1,720.0		2,220.6		2,157.9		2,116.0		44.5
Short-term borrowings		5,478.8		15,734.7		16,671.2		21,600.3		21,579.6		454.0
Total deposits		29,151.2		84,277.2		116,581.1		176,538.1		223,760.0		4,707.7
Shareholders’ equity		3,568.4		8,743.3		10,759.8		22,060.9		26,113.1		549.3

(1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.

	At March 31,

	1999		2000		2001		2002		2003		2003

	(in millions)
Period average:(2)
Total assets	Rs.	35,261.1	Rs.	65,223.3	Rs.	130,056.0	Rs.	202,013.2	Rs.	257,020.8	US$	5,407.5
Interest-earning assets		32,215.1		59,837.7		119,714.5		183,488.8		230,452.0		4,848.6
Loans, net of allowance		10,120.9		19,210.1		39,004.4		59,374.9		82,461.2		1,734.9
Total liabilities		31,980.1		59,023.2		120,216.2		185,512.4		232,933.8		4,900.8
Interest-bearing liabilities		24,079.2		41,920.6		86,738.9		137,681.1		175,598.6		3,694.4
Long-term debt		1,113.4		1,598.0		1,718.2		2,159.7		2,280.3		48.0
Short-term borrowings		4,527.0		7,338.0		10,472.9		18,105.9		15,362.9		323.2
Total deposits		24,226.6		45,752.6		97,110.9		142,854.5		186,847.7		3,931.2
Of which:
Interest-bearing deposits		18,438.8		32,984.6		74,547.8		117,415.5		157,955.4		3,323.3
Shareholders’ equity		3,281.0		6,200.1		9,839.8		16,500.8		24,087.0		506.8

(2)	Average balances are the average of daily outstanding amounts.

	At or for the year ended March 31,

	1999	2000	2001	2002	2003

	(in percentages)
Profitability:
Net income as a percentage of:
Average total assets	2.1	2.1	1.6	1.5	1.4
Average shareholders’ equity	22.6	22.4	21.8	17.9	14.6
Dividend payout ratio(3)	35.1	23.3	22.8	23.8	24.2
Spread(4)	4.0	4.5	3.6	2.4	2.6
Net interest margin(5)	4.6	5.1	4.2	3.1	3.3
Cost-to-net revenue ratio(6)	45.7	44.7	49.7	49.7	53.6
Cost-to-average assets ratio(7)	2.7	2.5	2.4	2.1	2.4
Capital:
Total capital adequacy ratio(8)	11.9	12.2	11.1	13.9	11.1
Tier 1 capital adequacy ratio(8)	8.3	9.6	8.7	10.8	9.5
Tier 2 capital adequacy ratio(8)	3.6	2.6	2.4	3.1	1.6
Average shareholders’ equity as a percentage of average total assets	9.3	9.5	7.6	8.2	9.4
Asset quality:
Gross non-performing loans as a percentage of gross loans	2.3	4.4	2.9	2.7	2.0
Gross non-performing loans and credit substitutes to gross customer assets(9)	1.6	3.2	2.1	1.9	1.6
Net non-performing loans as a percentage of net loans	1.7	2.3	1.0	0.7	0.6
Net non-performing loans and credit substitutes to net customer assets(9)	1.2	1.7	0.7	0.6	0.5
Net non-performing loans as a percentage of total assets	0.5	0.7	0.3	0.2	0.2
Specific allowance for credit losses as a percentage of gross non-performing loans	29.3	47.5	67.6	72.6	71.1
Total allowance for credit losses as a percentage of gross non-performing loans	29.3	56.4	77.1	81.9	78.8
Allowance for credit losses as a percentage of gross total loans	0.7	2.5	2.2	2.2	1.6

(3)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends of each year are typically paid in the following fiscal year. See “Dividend Policy.”

(4)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities, including current accounts which are non-interest bearing.

(5)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(6)	Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.

(7)	Represents the ratio of non-interest expense to average total assets.

(8)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the RBI, based on financial statements prepared in accordance with Indian GAAP. See “Information About India—Supervision and Regulation.”

(9)	Customer assets consist of loans and credit substitutes. Credit substitutes consist of investments in commercial paper, debentures and preference shares.

SELECTED STATISTICAL INFORMATION

          The following information should be read together with our financial statements included in this report as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.’’ All amounts presented in this section are in accordance with US GAAP.

Average Balance Sheet

          The table below presents the average balances for interest-earning assets and interest-bearing liabilities together with the related interest revenue and expense amounts, resulting in the presentation of the average yields and cost for each period. The average balance is the daily average of balances outstanding. The average yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The average cost on average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include non-performing loans and are net of allowance for credit losses. We have not recalculated tax-exempt income on a tax-equivalent basis.

	Years ended March 31,

	2001

			Interest		Average
	Average		revenue/		yield/
	Balance		expense		cost

	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents and term placements	Rs.	20,901.0	Rs.	1,307.5	6.3%
Investments available for sale:
Tax free(1)		7,870.4		632.4	8.0%
Taxable		51,938.7		5,723.5	11.0%
Investments held to maturity		—		—	—
Investments held for trading		—		—	—
Loans, net		39,004.4		4,898.1	12.6%

Total interest-earning assets	Rs.	119,714.5	Rs.	12,561.5	10.5%

Non-interest-earning assets:
Cash	Rs.	391.5
Property and equipment		2,462.4
Other assets		7,487.6

Total non-interest earning assets		10,341.5

Total assets	Rs.	130,056.0	Rs.	12,561.5	9.7%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	14,024.5	Rs.	434.5	3.1%
Time deposits		60,523.3		5,956.3	9.8%
Short-term borrowings		10,472.9		947.1	9.0%
Long-term debt		1,718.2		235.5	13.7%

Total interest-bearing liabilities	Rs.	86,738.9	Rs.	7,573.4	8.7%

Non-interest-bearing liabilities:
Non-interest-bearing deposits(2)	Rs.	22,563.1
Other liabilities		10,914.2

Total non-interest-bearing liabilities		33,477.3

Total liabilities	Rs.	120,216.2	Rs.	7,573.4	6.3%

Shareholders’ equity		9,839.8
Total liabilities and shareholders’ equity	Rs.	130,056.0	Rs.	7,573.4	5.8%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Years ended March 31,

	2002

			Interest		Average
	Average		revenue/		yield/
	Balance		expense		cost

	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents and term placements	Rs.	35,324.8	Rs.	2,150.9	6.1%
Investments available for sale:
Tax free(1)		13,859.8		1,080.9	7.8%
Taxable		48,395.9		4,586.5	9.5%
Investments held to maturity		24,130.9		2,280.3	9.5%
Investments held for trading		2,402.5		218.7	9.1%
Loans, net		59,374.9		6,130.7	10.3%

Total interest-earning assets	Rs.	183,488.8	Rs.	16,448.0	9.0%

Non-interest-earning assets:
Cash		712.4
Property and equipment		3,799.0
Other assets		14,013.0

Total non-interest earning assets		18,524.4

Total assets	Rs.	202,013.2	Rs.	16,448.0	8.1%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	23,005.5	Rs.	700.0	3.0%
Time deposits		94,410.0		8,458.5	9.0%
Short-term borrowings		18,105.9		1,328.1	7.3%
Long-term debt		2,159.7		275.9	12.8%

Total interest-bearing liabilities	Rs.	137,681.1	Rs.	10,762.5	7.8%

Non-interest-bearing liabilities:
Non-interest-bearing deposits(2)		25,439.0
Other liabilities		22,392.3

Total non-interest-bearing liabilities		47,831.3

Total liabilities	Rs.	185,512.4	Rs.	10,762.5	5.8%

Shareholders’ equity		16,500.8
Total liabilities and shareholders’ equity	Rs.	202,013.2	Rs.	10,762.5	5.3%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Years ended March 31,

	2003

			Interest		Average
	Average		revenue/		yield/
	balance		expense		cost

	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents and term placements	Rs.	21,622.7	Rs.	1,233.4	5.7%
Investments available for sale:
Tax free(1)		7,779.1		494.5	6.4%
Taxable		75,867.8		5,649.5	7.5%
Investments held to maturity		36,775.4		3,763.2	10.2%
Investments held for trading		5,945.8		478.9	8.1%
Loans, net		82,461.2		7,805.3	9.5%

Total interest-earning assets	Rs.	230,452.0	Rs.	19,424.8	8.4%

Non-interest-earning assets:
Cash		848.3
Property and equipment		5,924.5
Other assets		19,796.0

Total non-interest earning assets		26,568.8

Total assets	Rs.	257,020.8	Rs.	19,424.8	7.6%

Liabilities:
Interest-bearing liabilities:
Savings account deposits		36,419.7		1,125.1	3.1%
Time deposits		121,535.7		9,506.2	7.8%
Short-term borrowings		15,362.9		973.1	6.3%
Long-term debt		2,280.3		297.6	13.1%

Total interest-bearing liabilities	Rs.	175,598.6	Rs.	11,902.0	6.8%

Non-interest-bearing liabilities:
Non-interest-bearing deposits(2)		28,892.3
Other liabilities		28,442.9

Total non-interest-bearing liabilities		57,335.3

Total liabilities	Rs.	232,933.8	Rs.	11,902.0	5.1%

Shareholders’ equity		24,087.0
Total liabilities and shareholders’ equity	Rs.	257,020.8	Rs.	11,902.0	4.6%

(1)	Yield on tax free securities are not on a tax equivalent basis.

(2)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate Analysis

          The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and changes in average rates.

	Fiscal 2002 vs. Fiscal 2001						Fiscal 2003 vs. Fiscal 2002
	Increase (decrease)(1) due to						Increase (decrease)(1) due to

			Change						Change
			in						In
	Net		average		Change in		Net		Average		Change in
	Change		volume		Average rate		change		Volume		Average rate

	(in millions)
Interest revenue:
Cash and cash equivalents	Rs.	843.4	Rs.	902.3	Rs.	(58.9)	Rs.	(917.4)	Rs.	(834.3)	Rs.	(83.1)
Investments available for sale:
Tax free		448.4		481.2		(32.8)		(586.4)		(474.2)		(112.2)
Taxable		(1,136.9)		(390.4)		(746.5)		1,063.0		2,603.5		(1,540.5)
Investments held to maturity		2,280.3		2,280.3		—		1,482.8		1,194.9		287.9
Investments held for trading		218.7		218.7		—		260.2		322.5		(62.3)
Loans, net		1,232.6		2,558.1		(1,325.5)		1,674.7		2,383.8		(709.1)

Total interest-earning assets	Rs.	3,886.5	Rs.	6,050.2	Rs.	(2,163.7)	Rs.	2,976.9	Rs.	5,196.2	Rs.	(2,219.3)

Interest expense:
Savings account deposits	Rs.	265.5	Rs.	278.2	Rs.	(12.7)	Rs.	425.2	Rs.	408.2	Rs.	17.0
Time deposits		2,502.2		3,334.9		(832.7)		1,047.7		2,430.3		(1,382.6)
Short-term borrowings		381.0		690.2		(309.2)		(355.1)		(201.2)		(153.9)
Long-term debt		40.4		60.5		(20.1)		21.8		15.4		6.4

Total interest-bearing liabilities	Rs.	3,189.1	Rs.	4,363.8	Rs.	(1,174.7)		1,139.6		2,652.7		(1,513.1)

Net interest revenue	Rs.	697.4	Rs.	1,686.4	Rs.	(989.0)	Rs.	1,837.3	Rs.	2,543.6	Rs.	(706.2)

(1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

          The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Years ended March 31,

	2001		2002		2003

	(in millions, except percentages)
Interest revenue	Rs.	12,561.5	Rs.	16,448.0	Rs.	19,424.8
Average interest-earning assets		119,714.5		183,488.8		230,452.0
Interest expense		7,573.4		10,762.5		11,902.0
Average interest-bearing liabilities(1)		86,738.9		137,681.1		175,598.5
Average total assets		130,056.0		202,013.2		257,020.8
Average interest-earning assets as a percentage of average total assets		92.0%		90.8%		89.7%
Average interest-bearing liabilities as a percentage of average total assets		66.7%		68.2%		68.3%
Average interest-earning assets as a percentage of average interest- bearing liabilities		138.0%		133.3%		131.2%
Yield		10.5%		9.0%		8.4%
Cost of funds(2)		6.9%		5.8%		5.1%
Spread(3)		3.6%		2.4%		2.6%
Net interest margin(4)		4.2%		3.1%		3.3%

(1)	For purposes of this table average interest-bearing liabilities include current accounts.

(2)	Excludes equity.

(3)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield is the ratio of interest revenue to average interest-earning assets. Cost of funds is the ratio of interest expense to average interest-bearing liabilities (including checking account balances which currently carry a zero interest rate).

(4)	Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Returns on Equity and Assets

          The following table presents selected financial ratios for the periods indicated.

	Years ended March 31,

	2001		2002		2003

	(in millions, except percentages)
Net income	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8
Average total assets		130,056.0		202,013.2		257,020.8
Average shareholders’ equity		9,839.8		16,500.8		24,087.0
Net income as a percentage of average total assets		1.6%		1.5%		1.4%
Net income as a percentage of average shareholders’ equity		21.8%		17.9%		14.6%
Average shareholders’ equity as a percentage of average total assets		7.6%		8.2%		9.4%

          The following table sets forth, for the periods indicated, information related to our investments available for sale.

	At March 31,

	2001								2002

			Gross		Gross						Gross		Gross
	Amortized		unrealized		unrealized		Fair		Amortized		unrealized		unrealized		Fair
	cost		gain		loss		value		cost		gain		loss		value

	(in millions)
Government securities	Rs.	32,502.1	Rs.	196.8	Rs.	68.2	Rs.	32,630.7	Rs.	34,322.1	Rs.	752.8	Rs.	4.7	Rs.	35,070.2
Other debt securities		36,358.3		332.0		479.2		36,211.1		33,752.7		505.9		141.7		34,116.9

Total debt securities		68,860.4		528.8		547.4		68,841.8		68,074.8		1,258.7		146.4		69,187.1
Non-debt securities		1,179.4		—		92.3		1,087.1		11,051.4		151.3		69.2		11,133.5

Total	Rs.	70,039.8	Rs.	528.8	Rs.	639.7	Rs.	69,928.9	Rs.	79,126.2	Rs.	1,410.0	Rs.	215.6	Rs.	80,320.6

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At March 31,

	2003

			Gross		Gross
	Amortized		unrealized		Unrealized		Fair
	cost		gain		Loss		Value

	(in millions)
Government securities	Rs.	45,149.6	Rs.	784.8	Rs.	19.1	Rs.	45,915.3
Other debt securities		29,357.8		1,802.3		186.7		30,973.4

Total debt securities		74,507.4		2,587.1		205.8		76,888.7
Non-debt securities		21,649.8		493.0		102.3		22,040.5

Total	Rs.	96,157.2	Rs.	3,080.1	Rs.	308.1	Rs.	98,929.2

     The following table sets forth, for the periods indicated, information related to our investments held to maturity.

	At March 31,

	2001								2002

			Gross		Gross						Gross		Gross
	Fair		unrealized		unrealized		Amortized		Fair		unrealized		unrealized		Amortized
	value		gain		loss		cost		value		gain		loss		cost

	(in millions)
Government securities	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	14,597.3	Rs.	1,209.8	Rs.	—	Rs.	13,387.5
Other debt securities		—		—		—		—		22,292.0		460.1		210.5		22,042.4

Total debt securities		—		—		—		—		36,889.3		1,669.9		210.5		35,429.9
Non-debt securities		—		—		—		—		—		—		—		—
Total	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	36,889.3	Rs.	1,669.9	Rs.	210.5	Rs.	35,429.9

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At March 31,

	2003

			Gross		Gross
	Fair		unrealized		Unrealized		Amortized
	Value		gain		Loss		Cost

	(in millions)
Government securities	Rs.	20,392.6	Rs.	1,145.5	Rs.	7.3		19,254.4
Other debt securities		19,715.7		580.9		37.5		19,172.3

Total debt securities		40,108.3		1,726.4		44.8		38,426.7
Non-debt securities		—		—		—		—
Total	Rs.	40,108.3	Rs.	1,726.4	Rs.	44.8	Rs.	38,426.7

          The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available for sale securities and their yields.

	At March 31, 2003

										More than ten
	Up to one year			One to five years			Five to ten years			years

	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield

	(in millions, except percentages)
Government securities	Rs.	11,861.1	8.09%	Rs.	15,734.5	9.43%	Rs.	17,234.2	7.50%	Rs.	1,085.6	6.42%
Other debt securities		11,822.0	8.39%		11,149.4	8.33%		7,630.5	8.03%		421.6	14.91%

Total debt securities		23,683.1	8.24%		26,883.9	8.98%		24,864.7	7.66%		1,507.2	8.80%

Total amortized cost		23,431.0			25,932.0			23,650.6			1,493.9
Total market value	Rs.	23,683.1		Rs.	26,883.9		Rs.	24,864.7		Rs.	1,507.2

     Funding

          Our funding operations are designed to ensure both stability and cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 69.5% of total deposits at March 31, 2003. Wholesale banking deposits represented 30.5% of total deposits at March 31, 2003.

     Total Deposits

          The following table sets forth, for the periods indicated, our outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by average of daily balances) of savings deposits was 3.1% in fiscal 2001, 3.0% in fiscal 2002 and 3.1% in fiscal 2003. The average costs of time deposits was 9.8% in fiscal 2001, 9.0% in fiscal 2002 and 7.8% in fiscal 2003.

	Years ended March 31,

	2001			2002			2003

	Amount		% of total	Amount		% of total	Amount		% of total

	(in millions, except percentages)
Non-interest-bearing demand deposits	Rs.	28,559.8	24.5%	Rs.	42,201.8	23.9%	Rs.	49,509.6	22.1%
Savings deposits		19,030.0	16.3		29,574.5	16.8		46,631.4	20.8%
Time deposits		68,991.3	59.2		104,761.8	59.3		127,619.0	57.1%

Total	Rs.	116,581.1	100.0%	Rs.	176,538.1	100.0%	Rs.	223,760.0	100.0%

     As of March 31, 2003, time deposits in excess of Rs. 4.5 million (approximately US$100,000) have a balance to maturity profile as follows:

	At March 31, 2003

	Up to 3						9 to 12		More than 1
	months		3 to 6 months		6 to 9 months		months		Year

	(In millions)
Balance to maturity for deposits exceeding Rs. 4.5 million each	Rs.	28,338.5	Rs.	8,244.4	Rs.	4,109.6	Rs.	4,465.8	Rs.	6,918.8

     Short-term Borrowings

          The following table sets forth for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings, excluding deposits.

	Year ended March 31,

	2001		2002		2003

	(in millions, except percentages)
Period end balance	Rs.	16,671.2	Rs.	21,600.3	Rs.	21,579.6
Average balance during the period(1)		10,472.9		18,105.9		15,362.9
Maximum month-end balance		21,593.2		29,857.9		32,221.7
Average interest rate during the period(2)		9.0%		7.4%		6.3%
Average interest at period end(3)		12.1%		6.5%		6.9%

(1)	Average of daily balances outstanding.

(2)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.

(3)	Represents the weighted average rate of short-term borrowings outstanding at March 31, 2001, 2002 and 2003.

     Subordinated Debt

          We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. This subordinated debt was privately placed in three tranches. The debt is repayable on various dates between July 2004 and September 2006 with coupon rates ranging from 11.0% to 13.75%. Prepayment is not allowed. See Note 16 to our financial statements. For a discussion of our capital adequacy ratios, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital.”

     Asset Liability Gap and Price Sensitivity Data

          The following table sets forth, for the periods indicated, our asset-liability gap position.

	At March 31, 2003(1),(2)

									Total
					91-180		6-12		within one
	0-28 days		29-90 days		days		months		year

	(in millions)
Cash and cash equivalents(3)	Rs.	15,957.7	Rs.	862.7	Rs.	324.4	Rs.	987.1	Rs.	18,131.9
Term placements				2,274.7		2,257.0		308.9		4,840.6
Investments held for trading				3,976.1						3,976.1
Investments available for sale		102.9		473.9		4,872.0		18,234.3		23,683.1
Investments held to maturity		3,581.9		4,912.5		1,421.6		15,352.5		25,268.5
Loans, net(4)		35,368.1		33,799.5		10,964.2		8,471.6		88,603.4
Accrued interest Receivable		6,283.8								6,283.8
Other assets		8,864.3								8,864.3

Total financial Assets		70,158.7		46,299.4		19,839.2		43,354.4		179,651.7

Deposits(5),(6)		31,323.8		11,281.2		11,686.4		34,922.4		89,213.8
Securities sold under repurchase agreements		4,600.0								4,600.0
Debt(7)		7,859.9		4,975.0		8,626.9		55.2		21,517.0
Other liabilities		18,063.3		8,711.4						26,774.7
Total financial Liabilities		61,847.0		24,967.6		20,313.3		34,977.6		142,105.5

Asset/liability gap		8,311.7		21,331.8		(474.1)		8,376.8		37,546.2

Cumulative gap		8,311.7		29,643.5		29,169.4		37,546.2		37,546.2
Cumulative gap as a percentage of total assets		11.8%		64.0%		147.0%		86.6%		20.9%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At March 31, 2003(1),(2)

	Greater
	than one		Greater than
	year and		three years		Greater
	up to three		and up to		than five
	years		five years		years	Total

	(in millions)
Cash and cash equivalents(3)	Rs.	5,703.3	Rs.	109.7		Rs.	23,944.9
Term placements		2,486.0		176.6	44.2		7,747.4
Investments held for trading							3,976.1
Investments available for sale		12,700.7		14,183.2	48,362.2		98,929.2
Investments held to maturity		2,912.6		7,480.8	2,764.9		38,426.7
Loans, net(4)		22,964.9		3,392.0	3,339.6		118,299.9
Accrued interest Receivable
Other assets					90.9		8,955.2
Total financial Assets		46,767.5		25,342.3	54,601.8		306,363.3

Deposits(5),(6)		132,171.3		2,374.9			223,760.0
Securities sold under repurchase agreements							4,600.0
Debt(7)		1,043.9		1,000.0	134.7		23,695.6
Other liabilities							26,774.7
Total financial Liabilities		133,215.2		3,374.9	134.7		278,830.3

Asset/liability gap		(86,447.7)		21,967.4	54,467.1		27,533.0

Cumulative gap		(48,901.5)		(26,934.1)	27,533.0		27,533.0
Cumulative gap as a percentage of total assets		(104.6%)		(106.3%)	50.4%		9.0%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity or re-pricing date, whichever is earlier.

(2)	Items that neither mature nor re-price are included in the “greater than five years” category.

(3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances to the applicable maturity categories on a basis proportionate to the classification of related deposits.

(4)	Non-performing loans are classified in the “greater than five years” category.

(5)	Based on management estimates, 85% of non-interest-bearing non-maturity deposit accounts have been classified as “greater than one year and up to five years” category and 15% in the “0-28 days” category.

(6)	Based on management estimates, 90% of interest-bearing non-maturity deposit accounts have been classified as “greater than one year and up to five years” category and 10% in the “0-28 days” category.

(7)	Includes short-term borrowings and long-term debt.

For further information on how we manage our asset liability risk, see “Business—Market Risk.”

Loan Portfolio and Credit Substitutes

          At March 31, 2003, our gross loan portfolio was Rs. 120.2 billion and represented approximately 435,000 loan contracts outstanding. At March 31, 2003, our gross credit substitutes outstanding were Rs. 29.8 billion and represented 183 credit substitutes outstanding. All our gross loans and credit substitutes are to Indian borrowers and 94.4% are denominated in rupees. For a description of our wholesale and retail loan products, see “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes” and “—Retail Banking—Retail Loan Products.”

          The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group.

	At March 31,

	1999		2000		2001		2002		2003

	(in millions)
Working capital	Rs.	8,132.1	Rs.	14,638.6	Rs.	19,974.7	Rs.	28,200.8	Rs.	45,521.9
Term loans		4,951.9		15,804.2		23,678.5		30,579.8		43,005.0
Investment in finance leases		275.7		218.0		137.2		52.9		8.3
Retail loans		2,069.7		6,305.0		8,447.1		14,301.3		31,631.4

Gross loans	Rs.	15,429.4	Rs.	36,965.8	Rs.	52,237.5	Rs.	73,134.8	Rs.	120,166.6
Credit substitutes		6,762.8		13,056.2		22,344.2		35,329.9		30,255.4

Gross loans plus credit substitutes	Rs.	22,192.2	Rs.	50,022.0	Rs.	74,581.7	Rs.	108,464.7	Rs.	150,422.0

     Maturity and Interest Rate Sensitivity of Loans

          The following table sets forth, for the periods indicated, the maturity and interest rate sensitivity of our loans.

	At March 31, 2003

	Due in one		Due in one		Due after
	year or less		to five years		five years

	(in millions)
Retail	Rs.	15,753.8	Rs.	14,732.8	Rs.	1,144.8
Wholesale	Rs.	77,401.8	Rs.	10,380.2	Rs.	753.2

Gross loans	Rs.	93,155.6	Rs.	25,113.0	Rs.	1,898.0

	At March 31, 2003

	Due in one		Due in one		Due after
	year or less		to five years		five years

	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	1,858.9		—		—
Fixed rates	Rs.	91,296.7	Rs.	25,113.0	Rs.	1,898.0

Gross loans	Rs.	93,155.6	Rs.	25,113.0	Rs.	1,898.0

     Concentration of Loans and Credit Substitutes

          Pursuant to the guidelines of the RBI, our funded exposure to individual borrowers generally may not exceed 15% of our capital funds calculated under Indian GAAP. We had six exposures to companies that were above the general limit at March 31, 2003 for which we had approvals of the RBI. During fiscal 2003, we carried approvals from the RBI to extend credit exposures over the prescribed norms for seventeen corporates and three group of companies under the same management. Our exposure to a group of companies under the same management control generally may not exceed 40% of our capital funds without the prior approval of the RBI. In some cases, the exposure to a group of companies under the same management control may be up to 50% of our capital funds. For a further information, see “Information About India—Supervision and Regulation.”

          The following table sets forth, for the periods indicated, our gross loans and credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes.

	At March 31,

	1999			2000			2001

	(in millions, except percentages)
1. Automotive manufacturers		935.8	4.2		1,614.2	3.2		3,138.6	4.2
2. Heavy industrial organic chemical		69.6	0.3		498.3	1.0		317.3	0.4
3. Hire purchase		875.8	4.0		2,057.7	4.1		2,394.7	3.2
4. Fertilizers		1,148.7	5.2		1,528.6	3.1		3,136.8	4.2
5. Consumer goods		69.6	0.3		445.4	0.9		2,794.2	3.7
6. Petrochemicals, fuel, oils, lubricants		1,049.3	4.7		2,821.4	5.6		6,898.1	9.3
7. Cement manufacturers		229.8	1.0		929.9	1.9		3,173.2	4.3
8. Leasing companies		702.4	3.2		1,606.7	3.2		1,731.5	2.3
9. Heavy Engineering		662.5	3.0		824.1	1.6		4,808.2	6.5
10. Electrical machinery		1,152.1	5.2		1,298.2	2.6		1,669.8	2.2
11. Mfg of dairy, bakery and confectionery products					55.3	0.1		24.1
12. Others		15,296.6	68.9		36,342.2	72.7		44,495.2	59.7
13. Total	Rs.	22,192.2	100.0%	Rs.	50,022.0	100.0%	Rs.	74,581.7	100.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At March 31,

	2002			2003

	(in millions, except percentages)
1. Automotive manufacturers		9,999.2	9.2		13,393.2	8.9%
2. Heavy industrial organic chemical		4,449.5	4.1		8,298.1	5.5
3. Hire purchase		5,367.0	4.9		5,877.1	3.9
4. Fertilizers		3,342.3	3.1		5,165.9	3.4
5. Consumer goods		2,933.7	2.7		4,367.4	2.9
6. Petrochemicals, fuel, oils, lubricants		10,312.2	9.5		4,248.3	2.8
7. Cement manufacturers		2,990.6	2.8		4,171.9	2.8
8. Leasing companies		2,862.1	2.6		4,166.1	2.7
9. Heavy Engineering		3,903.4	3.6		3,830.1	2.5
10. Electrical machinery		3,581.4	3.3		3,430.4	2.3
11. Mfg of dairy, bakery and confectionery products		526.7	0.5		3,091.0	2.1
12. Others		58,196.6	53.7		90,382.5	60.2
13. Total	Rs.	108,464.7	100.0%	Rs.	150,422.0	100.0%

          Our ten largest funded exposures consisting of loans, investments including credit substitutes at March 31, 2003 totaled approximately Rs. 38.1 billion and represented approximately 25.3% of our total net loan and credit substitutes. The largest group of companies under the same management control accounted for approximately 4.2% of our loans and credit substitutes.

          Directed Lending

          The RBI has established guidelines requiring Indian banks to lend 40% of their net bank credit to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agro-based industries and small businesses. See “Information About India—Supervision and Regulation.”

          We are required to comply with the priority sector lending requirements at the last reporting friday of each fiscal year, a date specified by RBI for reporting. Apart from our loans to the specified sectors outlined above, we may invest in bonds of specified institutions to meet our mandated lending requirements. Any shortfall in lending to priority sector/agriculture requires contribution to the Rural Infrastructure Development Fund (RIDF) established in National Bank for Agriculture and Rural Development (NABARD). The extent of contributions to RIDF is related to the extent of shortfall in lending to priority sector/agriculture. The interest rate on these deposits is inversely related to the shortfall in agriculture lending. These deposits also satisfy part of our priority sector requirement.

The following table sets forth, for the periods indicated, our directed lending broken down by sector.

	At March 31,

	1999		2000		2001		2002		2003

	(in millions)
Directed lending:
Agriculture	Rs.	771.4	Rs.	1,630.3	Rs.	1,206.8	Rs.	1,493.4	Rs	8,858.8
Small scale industries		932.1		3,249.2		1,772.8		2,730.5		2,949.6
Other		291.2		978.6		3,788.6		3,509.2		2,372.6

Total directed lending	Rs.	1,994.7	Rs.	5,858.1	Rs.	6,768.2	Rs.	7,733.1	Rs	14,181.0

Non-Performing Loans

          The following discussion of non-performing loans is based on US GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Information About India—Supervision and Regulation.”

          Our non-performing loan portfolio has been affected by both the general economic situation in India and by our merger with Times Bank. The Indian economy has expanded steadily during the past three years with GDP growth of, 4.0% in fiscal 2001, 5.4% in fiscal 2002 and 4.4% in fiscal 2003. Since 1991, the government of India has pursued a policy of gradual liberalization and deregulation. Indian corporations have had to respond to these pressures through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, unprofitable manufacturing facilities have existed, such as the iron and steel and textiles industries. This led to a decline in the operating performance of some Indian corporations and the impairment of related loan assets in the financial system, including some of our assets. The decline in certain sectors of the Indian economy has been offset by growth in segments such as financial services and information technology.

          When we merged with Times Bank in February 2000, we reviewed their loan portfolio and adjusted the book values of their loans acquired to fair values, which adjustments reflected provisions consistent with our own provisioning policy. We subsequently phased out some loans that were not in line with our own lending policies.

          At March 31, 2003, our gross non-performing loans as a percentage of gross loan assets was 2.0% and our gross non-performing loans net of valuation allowances as a percentage of net loan assets was 0.6%. We have made total specific valuation allowances for 71.1% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. At March 31, 2003, we had sixteen non-performing loans in the directed lending sector. Non-performing loans to the directed lending sector as a percentage of gross loans was 0.1%.

          The following tables set forth, for the periods indicated, information about our gross non-performing loan portfolio.

	At March 31,

	1999		2000		2001		2002		2003

	(in millions, except percentages)
Non-performing loans:
Working capital loans	Rs.	65.8	Rs.	1,126.7	Rs.	727.6	Rs.	993.9	Rs.	1,455.6
Term loans		161.9		401.1		609.5		785.7		810.2
Investment in finance leases		132.9		77.4		65.9		39.6		26.9
Retail loans		—		3.2		93.3		140.7		74.9

Gross non-performing loans	Rs.	360.6	Rs.	1,608.4	Rs.	1,496.3	Rs.	1,959.9	Rs.	2,367.6

Specific valuation allowances	Rs.	105.8	Rs.	763.8	Rs.	1,010.8	Rs.	1,423.5	Rs.	1,684.3
Unallocated valuation allowances		—		143.5		143.5		182.4		182.4
Non-performing loans net of specific valuation allowance		254.8		844.6		485.5		536.4		683.3
Gross loan assets	Rs.	15,429.4	Rs.	36,965.8	Rs.	52,237.5	Rs.	73,134.8	Rs.	120,166.6
Net loan assets		15,323.6		36,058.5		51,083.2		71,528.9		118,299.9
Gross non-performing loans as a percentage of gross loans		2.34%		4.35%		2.86%		2.68%		1.97%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		1.66%		2.34%		0.95%		0.74%		0.58%
Specific valuation allowance as a percentage of gross non- performing loans		29.34%		47.49%		67.55%		72.63%		71.14%
Total valuation allowance as a percentage of gross non-performing loans		29.34%		56.41%		77.14%		81.94%		78.84%

Recognition of Non-Performing Loans

     We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired.

     We consider a loan to be performing when no principal or interest payment is two quarters or more past due and where we expect to recover all amounts due to us.

     We have analyzed our gross loans into their performance status as follows:

	At March 31,

	1999		2000		2001		2002		2003

					(in millions)
Performing	Rs.	15,068.8	Rs.	35,357.4	Rs.	50,741.2	Rs.	71,174.9	Rs.	117,799.0
Non-performing or impaired:
On accrual status		—		481.4		235.4		61.6		51.9
On non-accrual status		360.6		1,127.0		1,260.9		1,898.3		2,315.7

Total Non-performing or impaired		360.6		1,608.4		1,496.3		1,959.9		2,367.6

Total	Rs.	15,429.4	Rs.	36,965.8	Rs.	52,237.5	Rs.	73,134.8	Rs.	120,166.6

     Non-performing or impaired loans consist of loans that are on accrual status as well as loans that have been placed on non-accrual status.

     We place loans on non-accrual status when interest or principal payments are two quarters past due, at which time no further interest is accrued and overdue interest not collected is reversed. We make specific allowances for all loans on non-accrual status based on the loss we expect to incur for each such loan.

     We also identify other loans as non-performing or impaired even when principal or interest payments are less than two quarters past due but where we believe recovery of all principal and interest amounts is doubtful. We make specific and unallocated allowances for these loans based on our estimate of losses inherent in the loan portfolio.

     Our policy of placing loans on non-accrual status when interest or principal payments are 180 days or more overdue is consistent with what is required by the RBI and, we believe, is the general market practice in India. However, it is longer than the practice that US banks are required to follow (where loans are placed on non-accrual if delinquent for 90 days, unless well secured and in the process of being collected). The RBI has announced that beginning March 31, 2004, Indian banks will be required to follow a 90-day non-accrual standard. We have already migrated from a quarterly to a monthly cycle for interest payments on loans. We have already made modifications to our systems to be in compliance with this directive well before the due date. We do not anticipate that this change will have a material impact on our financial position or results of operation.

     Our methodology for determining specific and unallocated allowances for non-performing loans is discussed below separately for each category of loan.

     Commercial Loans. We make specific allowances for credit losses for all commercial loans on non-accrual status. We also make specific allowances for commercial loans that are on accrual status, when we consider these loans to be impaired despite being less than two quarters past due.

     We identify commercial loans on accrual status as being impaired based on our assessment of each wholesale banking customer, taking into account quantitative and qualitative factors such as payment status, adverse situations that may affect the borrower’s ability to repay, the value of any collateral held, our view of the industry and general economic conditions.

     Impairment is measured for each non-performing wholesale banking customer for the aggregate of all commercial loans made to that customer. We establish a specific allowance for the difference between the carrying value of the loan and the present value of expected future cash flows including the net realizable value of any collateral, discounted at the loan’s effective interest rate. We do not establish a specific allowance for loans where the fair value of any collateral we hold exceeds the outstanding loan balance.

     We do not make unallocated allowances for our commercial loan portfolio. The reason we do not make any unallocated allowances for this portfolio is because our loan portfolio consists of a small number of large loans, which enables us to individually monitor each loan for potential impairment. Additionally, the tenure of these loans is generally short which increases our ability to predict impairment.

     Commercial loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

     Retail Loans. Retail loans principally consist of loans against securities, auto loans and other personal loans. We make specific allowances for all retail loans that are on non-accrual status where the fair value of the collateral is less than the outstanding amount of the loan. We also make unallocated allowances for retail loans that are on an accrual status, which consist of loans that are less than two quarters past due. Our retail loan portfolios comprise groups of a larger number of small value homogeneous loans. Our unallocated allowance is based on our estimate of the expected amount of losses inherent in each retail loan portfolio.

     Our specific and unallocated allowances are determined separately for each product category, as follows:

     Loans Against Securities. For loans made where marketable securities are held as collateral, we monitor margin positions of customers based on the market price of the underlying collateral. To the extent that declines in the market value of the collateral cause our margin to be eroded, we generally call for additional margin to be deposited by the customer to restore the loan to value ratio to an acceptable level. In the event that the customer does not meet such margin calls within a short time frame, we give notice of our intent to liquidate the collateral. After the notice period, subject to market conditions, we sell the underlying collateral. We establish a specific allowance for any shortfall between the proceeds realized and the carrying value of the loan.

     At each reporting date, we stratify our loans against securities portfolio based on loan to value ratios computed using current market prices for the collateral. The probability of loss increases with increased loan to value ratios as our margin gets eroded in such instances. For each loan to value strata which is above an acceptable loan to value ratio, we make an unallocated allowance which reflects the estimated shortfall between the aggregate amount of loans and the net realizable value of the collateral held for the loans in such strata. We estimate our loss factors based on historical delinquency rates and losses we have incurred on this portfolio.

     Auto Loans. Our auto loans are secured by a pledge of the underlying vehicle that has been financed. In the event of a default, we initiate a collection process which includes repossession and sale of the vehicle.

     We establish a specific allowance for the entire balance outstanding for all auto loans that are on non-accrual status, which is when the loan is past due for two quarters or more. We also establish a specific allowance for all auto loans where we have repossessed and sold the vehicle, based on the difference between the carrying value of the loan and the realized value of the collateral.

     We establish an unallocated allowance for auto loans that are past due for less than two quarters. We do this by stratifying such loans based on the number of days past due. We establish an unallocated allowance for each strata which reflects our estimate of the shortfall between the aggregate carrying value of the loans in that strata and the net realizable value of the collateral. Our estimate of the expected loss for each strata is based on historical losses we have observed.

     Other Personal Loans. Our other personal loans consist primarily of unsecured installment loans. We establish a specific allowance for the entire balance outstanding for all personal loans that are on non-accrual status, which is when the loan is past due for two quarters or more.

     We establish an unallocated allowance for personal loans that are past due for less than two quarters. We do this by stratifying such loans based on the number of days past due. We establish an unallocated allowance for each strata which reflects our estimate of the amount of loss based on historical losses we have observed.

     Lease Financing. Aggregate rentals on finance lease transactions, net of related unearned income and security deposits collected from the lessee, are evaluated for impairment on the same basis as for commercial loans. Unearned income is recognized as income using the internal rate of return method over the primary period of the lease. Income on non-performing leases is recognized on the same basis as for non-performing commercial loans.

     Credit Cards. Delinquency in our credit cards business is measured, tracked and managed on also ‘Days Past Due’ (DPD) basis with reference to the original billing date for payment. An account is considered past due or delinquent when a contractually agreed payment is not received on a date mutually agreed between the cardholder and the Bank. We create a 100% provision for an account when the delinquency status reaches 180 days past due and at this point the account is considered to be charged-off from the portfolio.

     Commercial Vehicle and Construction equipment finance. Our commercial vehicle loans are secured by a pledge of the underlying assets financed. In the event of default a collection process is initiated which includes repossessions and sale. We create an allowance of 100% in cases where the amount is past 180 days due.

Analysis of Non-Performing Loans and Credit Substitutes by Industry Sector

     The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity and as a percentage of our loans in the respective industry or economic activity sector.

	At March 31,

	1999				2000					2001

		Non-					Non-					Non-
	Gross	performing			Gross		performing			Gross		performing
	Loans	loans		%	loans		loans		%	loans		loans		%

	(in millions, except percentages)
Individual advances	Rs.	Rs.			Rs.	6,305.0	Rs.	3.2	0.1%	Rs.	8,447.1	Rs.	10.1	0.1%
Distilleries						252.6		208.7	82.6		196.0		154.0	78.6
Textiles						857.8		326.5	38.1		641.9		331.4	51.6
Manufacture of rubber and rubber products						42.0		39.4	93.8		279.6		39.4	14.1
Fertilizers						1,240.0		28.1	2.3		2,540.5		28.3	1.1
Drugs and pharmaceuticals	53.0		30.1	56.7		704.2		35.4	5.0		877.1		36.5	4.2
Petrochemicals						956.9		0.6	0.1
Iron and steel						846.1		209.7	24.8		1,072.4		207.4	19.3
Manufacture of metal products						307.4		61.6	20.0		298.2		21.7	7.3
Engineering	318.0		131.6	41.3		544.1		277.1	50.9		2,533.4		184.7	7.3
Electrical machinery	402.0		41.2	10.2		765.2		50.0	6.5		1,121.9		49.4	4.4
Automotive manufacturers						672.8		39.3	5.8		1,831.9		41.7	2.3
Miscellaneous industries						1,259.4		21.9	1.7
Construction						101.3		24.7	24.3		651.3		23.5	3.6
Software development	183.0		143.5	78.5		223.3		4.4	2.0
Diamond, gems and jewellery exports						862.6		156.0	18.1		862.6		129.3	15.0
Other wholesale trade						485.4		45.9	9.5		517.0		43.1	8.3
Share brokers						2,939.0		2.3	0.1		1,748.0		105.0	6.0
Investment and finance and leasing	731.0		14.2	1.9		769.2		46.7	6.1		777.0		40.7	5.2
Other chemicals
Electricity generation
Activities allied to agriculture
Plastic and plastic products
Electronics						737.4		26.9	3.6		867.7		50.1	5.8
Glass and glass products
Mfg of Dairy products
Retail trade

Total		Rs.	360.6				Rs.	1,608.4				Rs.	1,496.3

Specific allowance for credit losses		Rs.	105.8				Rs.	763.8				Rs.	1,010.8
Non-performing loans, net		Rs.	254.8				Rs.	844.6				Rs.	485.5

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At March 31,

	2002					2003

			Non-					Non-
	Gross		performing			Gross		Performing
	loans		loans		%	loans		Loans		%

	(in millions, except percentages)
Individual advances	Rs.	14,301.3	Rs.	134.1	0.9%	Rs.	31,631.4	Rs.	74.9	0.2%
Distilleries		147.6		147.6	100.0		191.0		142.1	74.4
Textiles		457.3		321.4	70.3		698.5		372.0	53.7
Manufacture of rubber and rubber products
Fertilizers		1,706.2		72.8	4.3		3,760.4		30.2	0.8
Drugs and pharmaceuticals		1,442.1		133.8	9.3
Petrochemicals
Iron and steel		937.6		440.1	46.9		1,141.8		437.3	38.0
Manufacture of metal products							897.9		3.4	0.3
Engineering		1,640.2		147.9	9.0		2,581.3		56.1	2.2
Electrical machinery		1,853.4		66.2	3.6		1,430.8		76.1	5.3
Automotive manufacturers		8,856.0		41.9	0.5		12,096.3		642.9	5.3
Miscellaneous industries							675.7		5.6	0.7
Construction		67.6		23.5	34.9		207.5		23.4	11.3
Software development		683.9		74.6	10.9
Diamond, gems and jewellery exports		1,029.4		131.5	12.8		1,343.4		130.9	9.7
Other wholesale trade		1,174.2		46.2	3.9		1,882.8		43.4	2.3
Share brokers		639.5		7.4	1.2		823.9		6.7	0.8
Investment and finance and leasing		79.2		40.7	57.9
Other chemicals		455.2		61.6	13.5		469.1		51.9	11.1
Electricity generation		486.0		26.8	5.5		1,577.1		26.8	1.7
Activities allied to agriculture		15.2		15.2	100		216.5		16.4	7.6
Plastic and plastic products		15.9		3.1	19.5		26.9		3.2	11.9
Electronics		960.8		23.5	2.5		1,754.6		207.8	11.8
Glass and glass products							135.9		11.0	8.1
Mfg of Dairy products							3,091.0		3.4	0.1
Retail trade							2,484.8		2.1	0.1

Total			Rs.	1,959.9				Rs.	2,367.6

Specific allowance for credit losses			Rs.	1,423.5				Rs.	1,684.3
Non-performing loans, net			Rs.	536.4				Rs.	683.3

     Our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the distilleries, textiles and iron and steel.

     Distilleries. The distilleries industry overall has not been experiencing unusually adverse conditions. However, we have a high percentage of non-performing loans to this industry as a result of our relatively small overall exposure in this industry, coupled with the non-performance of a single large borrower. This borrower has been experiencing specific, severe liquidity problems that are not related to the state of the industry as a whole.

     Textiles. The textiles industry experienced a reduction in exports following the devaluation of the south-east Asian currencies in 1998, which resulted in less competitive Indian textile exports. The reduction in exports was also due to reduced demand in the entire region and changes in international fashions. We have a positive outlook in the medium-term for the yarn segment of the industry, given expected higher price realizations.

     Iron and Steel. Over the last few years, a sharp reduction in international steel prices has had a significant impact on the companies in this sector. In addition, a substantial reduction in import tariffs over the last three years led to price competition from certain countries, significantly reducing domestic prices. Indian steel exports have also been impacted by duties imposed by several importing countries. While the fiscal 2003 brought some relief to the industry and improved profitability, our outlook in the medium-term for the sector is negative due to pressure on prices, continued sluggishness in domestic demand and the high financial leverage of most companies in the sector.

Top Ten Non-Performing Loans

     At March 31, 2003, we had 40 wholesale non-performing loans outstanding, of which the top ten represented 75.5% of our gross non-performing loans, 76.4% of our net non-performing loans and 1.5% of our gross loan portfolio.

     The following table sets forth, for the period indicated, information regarding our ten largest non-performing loans. The table also sets forth the value (as set forth on the borrower’s books) of collateral securing the loan. However, the net realizable value of such collateral may be substantially less or may be zero.

	At March 31, 2003

					Principal
					outstanding net				Currently
		Type of	Gross		of allowance				servicing
		banking	principal		for credit		Collateral-		all interest
	Industry	arrangement	outstanding		losses		our share		payments(1)

			(in millions)
Borrower A	Automotive manufacturers	Multiple	Rs.	642.8	Rs.	64.4	Rs.	—	No
Borrower B	Iron and Steel	Consortium		227.4		79.2		104.7	No
Borrower C	Electronics	Multiple		183.9		166.4		200.0	No
Borrower D	Distilleries	Multiple		142.1		27.3		55.0	No
Borrower E	Diamond gems and jewellery export	Consortium		129.1		30.3		37.9	No
Borrower F	Textiles	Consortium		120.8		69.1		91.4	No
Borrower G	Iron and steel	Consortium		110.1		23.2		47.7	No
Borrower H	Iron and steel	Consortium		93.9		10.7		14.2	No
Borrower I	Textiles	Multiple		78.3		36.1		47.7	No
Borrower J	Electrical machinery	Consortium		59.9		15.4		20.4	No

Total			Rs.	1,788.3	Rs.	522.1	Rs.	619.0

(1)	We classify loans as non-performing once we determine that the payment of interest or principal is doubtful. Since the classification occurs even before the borrower stops paying interest and principal, some of our non-performing loans other than our ten largest non performing loans are currently servicing all interest payments.

Interest Foregone

     Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth, for the periods indicated, the cumulative amount of interest foregone.

	Interest foregone

	(in millions)
Fiscal 1999	Rs.	30.4
Fiscal 2000		86.4
Fiscal 2001		202.2
Fiscal 2002		325.5
Fiscal 2003		334.0

Restructuring of Non-Performing Loans

     Our non-performing loans are restructured on a case-by-case basis after our management has determined that restructuring is the best means of realizing repayment of the loan. These loans continue to be on a non-accrual basis and will be reclassified as performing loans only after sustained performance under the loan’s renegotiated terms for at least a period of one year.

     We may also be compulsorily required to restructure loans if decided by a majority of the lenders under a “Corporate Debt Restructuring” system in line with RBI guidelines.

     The following table sets forth, for the periods indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest.

	At March 31,

	1999		2000		2001		2002		2003

			(in millions, except percentages)
Gross restructured loans	Rs.	—	Rs.	370.5	Rs.	502.1	Rs.	172.2	Rs.	2.7
Allowance for credit losses		—		227.4		320.5		119.3		2.7
Net restructured loans		—		143.1		181.6		52.9		—
Gross restructured loans as a percentage of gross non- performing loans		—		23.0%		33.6%		8.8%		0.1%
Net restructured loans as a percentage of net non- performing loans		—		16.9%		37.4%		2.7%		—

     There were certain loans where the restructuring done during the earlier years has been withdrawn during the fiscal 2003.

Non-Performing Loan Strategy

     Our non-performing loan strategy is focused on early problem recognition and active remedial management efforts. As we are involved primarily in working capital finance, we track our borrowers’ performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers that we believe are displaying deteriorating credit trends. Relationship managers drive the recovery effort, together with strong support from the credit group from the corporate office in Mumbai. Recovery is pursued vigorously through the legal process, enforcement of collateral, negotiated one-time settlements and other similar strategies. The particular strategy pursued depends upon the level of cooperation of the borrower and on our assessment of the borrower’s management integrity and long-term liability.

Allowance for Credit Losses

     The following table sets forth, for the periods indicated, movements in our allowance for credit losses.

	For the years ended March 31,

	1999		2000		2001		2002		2003

					(in millions)
Specific allowance for credit losses at the beginning of the year	Rs.	90.6	Rs.	105.8	Rs.	763.8	Rs.	1,010.8	Rs.	1,423.5

Additions to allowance for credit losses for the year:
Working capital		14.1		191.2		201.9		366.5		615.6
Term loans		14.3		154.3		135.2		253.8		327.5
Leasing finance		10.8		20.3		2.5		—		—
Less allowances no longer required on account of recoveries		(24.0)		(53.4)		(92.6)		(207.6)		(201.6)

Net expense for additions to specific allowance for credit losses		15.2		312.4		247.0		412.7		741.5
Transferred on acquisition of Times Bank Limited:
Working capital		—		243.9		—		—		—
Term loans		—		101.7		—		—		—
Provision no longer required on account of writeoffs		—		—		—		—		(480.7)

Specific allowance for credit losses at the end of fiscal year		105.8		763.8		1,010.8		1,423.5		1,684.3

Unallocated allowance for credit losses at the beginning of the year		—		—		143.5		143.5		182.4
Additions during the year		—		143.5		—		38.9		—

Unallocated allowance for credit losses at the end of the year		—		143.5		143.5		182.4		182.4
Total allowance for credit losses at the beginning of the year		90.6		105.8		907.3		1,154.3		1,605.9
Provision no longer required on account of writeoffs		—		—		—		—		(480.7)

Net addition to total allowance for the year charged to expense		15.2		455.9		247.0		451.6		741.5
Transferred on acquisition of Times Bank Limited		—		345.6		—		—		—

Total allowance for credit losses at the end of the year	Rs.	105.8	Rs.	907.3	Rs.	1,154.3	Rs.	1,605.9	Rs.	1,866.7

     The following table sets forth the allocation of the total allowance for credit losses at March 31, 2003:

	At March 31, 2003

Commercial	Rs.	1,582.6
Retail		74.9
Leasing finance		26.8
Unallocated		182.4

Allowance for credit losses	Rs.	1,866.7

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements included in this report. The following discussion is based on our audited financial statements, which have been prepared in accordance with US GAAP, and on information publicly available from the RBI and other sources. Our fiscal year ends on March 31 of each year so all references to a particular fiscal year are to the twelve months ended March 31 of that year.

Introduction

Overview

     We are a leading private sector bank and financial services company in India. Our principal business activities are wholesale banking, retail banking and treasury operations. Through our wholesale banking operations we provide loans, deposit products, documentary credits, guarantees and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock exchanges, custody services for mutual funds and correspondent banking services. Our retail banking division provides a variety of deposit products as well as loans, credit cards, bill payment services, debit cards, mutual funds, investment advisory services and depositary services. Our treasury group manages our balance sheet and provides foreign exchange and derivative products for our clients.

     Our revenue consists of interest and dividend revenue, which comes from financing products, investments and other sources, as well as non-interest revenue, which comes primarily from our transactional services, sales of securities and foreign exchange and derivative transactions, trade finance offerings, and distribution services. Our interest and dividend revenue is primarily generated by interest on loans, securities and other activities. We offer working capital and term loans, invest in leases to corporate customers and also lend to retail customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other securities. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitutes, principally consisting of our investments in commercial paper, debentures and preference shares issued by corporations, are part of the financing products we provide to our customers. Other investments include investment grade bonds issued by public sector undertakings and public financial institutions principally to meet RBI directed lending requirements, asset backed securities, mortgage backed securities as well as equity securities and mutual funds. Interest from other activities consists primarily of interest from interbank loans and interest paid by the RBI on cash deposits to meet our statutory cash reserve ratio requirements.

     Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest or non-interest deposits (including the float on transactional services), and the extent to which we rely on borrowings. Our allowance for credit losses includes our loan loss provision. Impairments of credit substitutes are not included in our loan-loss provision, but are included as realized losses on securities.

     We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities including current accounts which are non-interest bearing at zero cost.

     Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions. Our principal sources of fee and commission revenue are documentary credits and bank guarantees, retail banking services, cash management services and capital market services.

          Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment, depreciation and amortization, and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses.

          Our financial condition and results of operations are affected by general economic conditions prevailing in India. The Indian economy has grown steadily over the past three years. GDP growth was, 4.0% in fiscal 2001, 5.4% in fiscal 2002 and 4.4% in fiscal 2003. In addition, interest rates have generally declined during the last three years in line with global trends due to huge inflows of external money, consequent appreciation of the Indian rupee to the US dollar the RBI’s policy of assuring adequate liquidity to the banking system and generally lowering the rate at which it lends to Indian banks.

          For additional information, see “Overview of the Indian Banking Sector.”

          Critical Accounting Policies

               Loan Loss Allowances

          Our allowance for credit losses consists of specific and unallocated allowances. Our allowance is an estimate and is therefore inherently subjective. Our estimate is susceptible to significant revision as more information becomes available.

          We establish specific allowances for all loans that are past due for two quarters or more. In addition, we establish specific and unallocated allowances for loans that are past due for less than two quarters where we do not expect to recover all principal and interest amounts due to us.

          For our commercial loans, we have established specific allowances for all loans that are past due for two quarters. We have also established specific allowances for loans past due for less than two quarters that are considered impaired, based on an assessment of each wholesale banking customer which takes into account qualitative and quantitative factors. We do not establish unallocated allowances for commercial loans.

          For our loans against securities portfolio, we have established specific allowances for all loans that are past due for two quarters and for loans where we have liquidated the collateral. In addition, we have provided an unallocated allowance for loans past due for less than two quarters where the loan to value ratio is not acceptable.

          For our auto loans and commercial vehicle loans, we have established specific allowances for the entire balance of all loans that are past due for more than two quarters and for loans where we have repossessed and sold the collateral. In addition, we have established an unallocated allowance for loans past due for less than two quarters based on the number of days overdue and historical loss rates.

          For our other personal loans including credit cards receivables, we have established specific allowances for the entire balance of all loans that are past due for more than two quarters. In addition we have established an unallocated allowance for loans past due for less than two quarters based on the number of days overdue and historical loss rates. In accordance with RBI guidelines with effect from March 31, 2004, loans shall be placed on ‘non – accual’ status when interest or principal payments are one quarter overdue.

          For more information on the methodologies we have used to establish our allowance for credit losses, see “Selected Statistical Information—Non-Performing Loans—Recognition of Non-Performing Loans.”

          Interest accrual and revenue recognition

          Interest income from loans is recognized on an accrual basis when earned except in respect of loans placed on non-accrual status, where it is recognized when received. Loans are generally placed on non-accrual status when they are past due for more than two quarters. The Bank generally does not charge up front loan origination fees. Nominal application fees are charged which offset the related costs incurred.

          Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

          Dividends are recognized when declared.

          Realized gains and losses on sales of securities are recorded on the trade date and are determined using the weighted average cost method.

          Other fees and income are recognized when earned, which is when the service that results in the income has been provided.

          Valuation of Investments

          We account for our investments in securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires that investments in debt and equity securities be reported at fair value, except for debt securities classified as held to maturity securities, which are reported at amortized cost.

          Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value, with changes in fair value recorded in earnings.

          Debt securities which management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost.

          Securities with readily determinable fair values that are not classified as held to maturity or trading are classified as available for sale and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

          Declines in the fair values of held to maturity and available for sale securities below their cost that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the value of the investment.

          Investments consist of government securities, other debt and equity securities, asset and mortgage backed securities and credit substitute securities.

          Credit substitute securities are typically comprised of commercial paper, short term debentures and preference shares issued by the same customers with whom we have a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and webear the same customer risk as we do for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by us with the issuer. Fair values for such securities are estimated based on present values at current interest rates for such instruments.

          Estimates of any declines in the fair values of such securities that are other than temporary are measured on a case by case basis together with loans under the overall program to those customers and recognized as realized losses. As our exposures to such securities are similar to our exposures on its loan portfolio, additional disclosures have been provided on the maturity profile and impairment status in Note 8 and on concentrations of credit risk in Note 11 of the Financial Statements.

          All other securities are actively managed as a part of our treasury operations and are held primarily to meet our statutory and regulatory requirements. The issuers of such securities are either the government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally public rated. Fair values for such securities are based on market quotations.

          Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

               Net Interest Revenue After Allowance For Credit Losses

          Our net interest revenue after allowances for credit losses increased 29.6% from Rs. 5,233.9 million in fiscal 2002 to Rs. 6,781.3 million in fiscal 2003. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,

	2002		2003

	(in millions)
Interest and dividend revenue	Rs.	16,448.0	Rs.	19,424.8
Interest expense		10,762.5		11,902.0

Net interest revenue		5,685.5		7,522.8
Allowance for credit losses, net		451.6		741.5

Net interest revenue after allowance for credit losses	Rs.	5,233.9	Rs.	6,781.3

          The increase in net interest revenue after allowances for credit losses was as a result of an increase in total interest revenue of 18.1% from Rs. 16,448.0 million in fiscal 2002 to Rs. 19,424.8 million in fiscal 2003, offset in part by an increase in total interest expense of 10.6% from Rs. 10,762.5 million in fiscal 2002 to Rs. 11,902.0 million in fiscal 2003, and an increase in the allowance for credit losses from Rs. 451.6 million in fiscal 2002 to Rs. 741.5 million in fiscal 2003.

          The increase in our net interest revenue after allowance for credit losses reflected the increase in our average volume of interest earning assets of 25.6%, as a result of general growth in our business. Our net interest margin increased marginally from 3.1% in fiscal 2002 to 3.3% in fiscal 2003 while the spread we achieved increased from 2.4% to 2.6% in those years, respectively. The average checking accounts and low interest saving accounts represented 35.0% of total deposits in fiscal 2003 as against 33.9% in fiscal 2002.

     Interest and Dividend Revenue

          The following table sets out the components of interest and dividend revenue:

	Year ended March 31,

	2002		2003

	(in millions)
Interest on loans	Rs.	6,130.7	Rs.	7,805.3
Interest on securities, including dividends		8,166.4		10,386.1
Other interest revenue		2,150.9		1,233.4

Total interest and dividend revenue	Rs.	16,448.0	Rs.	19,424.8

          Interest revenue from loans increased by 27.3% from Rs. 6,130.7 million in fiscal 2002 to Rs. 7,805.3 million in fiscal 2003, reflecting an increase in the average volume of loans as a result of the general growth in our business, offset in part by a decrease in yields.

          Our average volume of loans increased 38.9% from Rs. 59,374.9 million in fiscal 2002 to Rs. 82,461.2 million in fiscal 2003. Our average volume of corporate loans increased by 24.0% from Rs. 49,682.2 million in fiscal 2002 to Rs. 61,614.7 million in fiscal 2003 due to increase in business. Our average retail loans increased by 115.1% from Rs. 9,692.7 million in fiscal 2002 to Rs. 20,846.5 million in fiscal 2003 primarily because of the expansion of our core retail loan products and our expansion into new geographical areas.

          Yields on our loans decreased from an average of 10.3% in fiscal 2002 to 9.5% in fiscal 2003. Corporate loan yields declined in line with the general decline in interest rates and due to increased competition.

          Interest and dividend revenue from securities increased by 27.2% from Rs. 8,166.4 million in fiscal 2002 to Rs.10,386.1 million in fiscal 2003. The following table sets out the components of interest and dividend revenue from securities:

	Year ended March 31,

	2002		2003

	(in millions)
Interest on statutory liquidity ratio investments	Rs.	4,083.7	Rs.	4,963.9
Interest and dividends on credit substitutes		2,346.1		2,479.5
Other interest and dividends from securities		1,736.6		2,942.7

Total interest and dividend revenue from securities	Rs.	8,166.4	Rs.	10,386.1

          Our interest revenue from statutory liquidity ratio securities, which is derived from government of India treasury securities held primarily to meet our statutory liquidity ratio requirement, increased by 21.6% from Rs. 4,083.7 million in fiscal 2002 to Rs. 4,963.1 million in fiscal 2003 primarily as a result of an increase in the volume of investments, offset in part by a decrease in yields. The average volume of our statutory liquidity ratio investments increased by 23.6% from Rs. 44,362.4 million in fiscal 2002 to Rs. 54,821.6 million in fiscal 2003 due to the increase in total liabilities subject to reserve requirements. Yields from statutory liquidity ratio securities declined marginally from 9.2% in fiscal 2002 to 9.1% in fiscal 2003, reflecting the general decline in interest rates during this period.

          Our interest and dividend revenue from credit substitutes increased by 5.7% from Rs. 2,346.1 million in fiscal 2002 to Rs. 2,479.5 million in fiscal 2003 primarily as a result of an increase in the volume of investments, offset in part by a decrease in yields. The average volume of our credit substitute investments increased by 14.1% from Rs. 25,023.9 million in fiscal 2002 to Rs. 28,558.8 million in fiscal 2003 because of growth from existing and new customers. Yields from credit substitutes declined from 9.4% in fiscal 2002 to 8.7% in fiscal 2003, reflecting the general decline in interest rates during this period and increased competetion.

          Our interest and dividend revenue from other securities increased by 70.0% from Rs. 1,736.6 million in fiscal 2002 to Rs. 2,943.5 million in fiscal 2003 primarily as a result of an increase in the volume of investments, offset by a decrease in yields. The average volume of our other investments increased by 121.6% from Rs. 19,402.8 million in fiscal 2002 to Rs. 42,987.3 million in fiscal 2003 primarily because of additional tax-exempt investments and investments made to comply with our directed lending obligations. Yields from other securities declined from 9.0% in fiscal 2002 to 6.9% in fiscal 2003, reflecting the general decline in interest rates during this period.

          Other interest revenue decreased by 42.7% from Rs. 2,150.9 million in fiscal 2002 to Rs. 1,233.4 million in fiscal 2003. This decline was due to smaller number of interbank placements in US dollars as the interest differential between the US market and India narrowed..

     Interest Expense

          Our total interest expense increased by 10.6% from Rs. 10,762.5 million in fiscal 2002 to Rs. 11,902.0 million in fiscal 2003, reflecting primarily the increase in our deposit base as a result of the general growth of our business. Our average cost of funds decreased from 5.8% to 5.1% in fiscal 2003.

          Our interest expense on deposits increased by 16.1% to Rs. 10,631.3 million in fiscal 2003 as a result of an increase in the average volume of deposits caused by our growth. Our average total deposits increased by 30.8 % from Rs. 142.8 billion in fiscal 2002 to Rs. 186.8 billion in fiscal 2003 as a result of our expanded branch network, offset partly by decrease in yields.

          Our average cost of deposits decreased from 6.4% in fiscal 2002 to 5.7% in fiscal 2003 as a result of a decline in cost of term deposits from 9.0% to 7.8% and an increase in the proportion of average current and savings account balances to average total deposits from 33.9% in fiscal 2002 to 35.0% in fiscal 2003.

          Our interest expense on short-term borrowings decreased by 26.7% from Rs 1,328.1 million in fiscal 2002 to Rs. 973.1 million in fiscal 2003 as a result of decrease in borrowings in the interbank call-money market. Our interest expense on long-term debt increased by 7.9% from Rs. 275.9 million in fiscal 2002 to Rs. 297.6 million in fiscal 2003

Allowance for Credit Losses

          The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,

	2002		2003

	(in millions)
Specific allowance for credit losses at the beginning of the year	Rs.	1,010.8	Rs.	1,423.5
Additions to allowance for credit losses for the year:
Working capital		366.5		615.6
Term loans		253.8		327.5
Leasing finance		—		—
Less allowance no longer required		(207.6)		(201.6)

Net expense for additions to specific allowance for credit losses		412.7		741.5
Allowance no longer required on account of write-offs		—		(480.7)

Specific allowance for credit losses at the end of fiscal year		1,423.5		1,684.3

Unallocated allowance for credit losses at the beginning of the year		143.5		182.4
Additions during the year		38.9		—

Unallocated allowance for credit losses at the end of the year		182.4		182.4

Total allowance for credit losses at the beginning of the year		1,154.3		1,605.9
Allowance no longer required on account of writeoff		—		(480.7)
Net addition to total allowance for the year charged to expense		451.6		741.5
Transferred on acquisition of Times Bank Limited		—		—

Total allowance for credit losses at the end of the year	Rs.	1,605.9	Rs.	1,866.7

          Our net expense for the change in our allowance for credit losses was Rs. 451.6 million in fiscal 2002 and Rs. 741.5 million in fiscal 2003. This increase in expense reflected higher gross additions to non-performing loans in fiscal 2003 compared to fiscal 2002.

     Non-Interest Revenue

          Our non-interest revenue increased by 40.6 % from Rs. 3,215.1 million in fiscal 2002 to Rs. 4,520.1 million in fiscal 2003. The following table sets out the components of our non-interest revenue:

	Year ended March 31,

	2002		2003

	(in millions)
Fees and commissions	Rs.	1,620.5	Rs.	2,306.4
Realized gains (losses) on sales of AFS securities		344.4		721.7
Trading Account		600.9		507.8
Foreign exchange		391.4		445.3
Derivative transactions		249.7		501.9
Other		8.2		37.0

Total non-interest revenue	Rs.	3,215.1	Rs.	4,520.1

          Our fee and commission revenue is discussed below. In fiscal 2002 we had a net realized gain on sales of securities of Rs. 344.4 million, compared to realized gain of Rs. 721.7 million in fiscal 2003. The increase in profit in fiscal 2003 is on account of fall in yield in investments in fiscal 2003 over fiscal 2002.

          The bank made a profit of Rs. 507.8 million on account of trading in the held for trading category of securities. This was mainly on account of increased market values, caused by the decline in interest rates in the fiscal year and increased trading activity in the securities market.

          Revenue from foreign exchange increased by 13.8% from Rs. 391.4 million in fiscal 2002 to Rs. 445.3 million in fiscal 2003, primarily due to an increase in volumes of corporate foreign exchange business.

          The following table sets out the sources of our fee and commission revenue:

	Year ended March 31,

	2002		2003

	(in millions)
Documentary credits, bank guarantees and other services	Rs.	341.9	Rs.	455.8
Retail banking services		770.6		1,211.1
Cash management services		125.0		187.3
Capital market services		286.1		342.3
Distribution services		96.9		109.9

Total fee and commission income	Rs.	1,620.5	Rs.	2,306.4

          Fees and commissions from documentary credits and bank guarantees increased by 33.3% primarily due to increase of bills for collection volumes to corporate customers.

          Fees from retail banking services increased by 57.2%, principally driven by an increase in the volumes of ATM transactions for other banks’ customers, debit card transactions, increase in the processing fees relating to retail loans and service charges for non maintenance of minimum balances, and channel transactions.

          Fees from cash management services increased by 49.8% primarily because of an increase in the number of new clients and greater transaction volumes however, this was offset by a decline in the commission rates on cash management services as a result of increased competition.

          Net fees from capital market services increased by 19.6% principally because our depositary transactions and dematerialization requests saw an increase in activity due to the recovery in the stock markets.

     Non-Interest Expense

          Our non-interest expense was comprised of the following:

	Year ended March 31,

	2002		2003

	(in millions)
Salaries and staff benefits	Rs.	1,184.6	Rs.	1,661.2
Premises and equipment		913.8		1,343.6
Depreciation and amortization		675.7		1,052.4
Administrative and other		1,421.9		2,000.7

Total non-interest expense	Rs.	4,196.0	Rs.	6,057.9

          Total non-interest expense increased by 44.4% from Rs. 4,196.0 million in fiscal 2002 to Rs. 6,057.9 million in fiscal 2003. As a percentage of our net revenues, non-interest expense increased to 53.61% in fiscal 2003 compared to 49.7% in fiscal 2002. This is on account of the increase in infrastructure costs for our branch and ATM expansion, expansion of geography for retail loan products, launch of our credit card business which is expected to take another 18 to 24 months to breakeven, increased selling and marketing expenditure for our retail business and reduction in net revenues on account of higher allowances for credit losses.

          Salaries and staff benefits rose by 40.2% from Rs. 1,184.6 million in fiscal 2002 to Rs. 1,661.2 million in fiscal 2003 principally due to increased headcount to support our growth. As a percentage of net revenues, salaries and staff benefits increased marginally from 14.4% in fiscal 2002 to 14.7% in fiscal 2003. Our headcount increased from 3,742 employees as of March 31, 2002 to 4,791 employees as of March 31, 2003.

          Our premises and equipment expense increased as a percentage of net revenues from 10.8% in fiscal 2002 to 11.9% in fiscal 2003 principally because we expanded our distribution network from 171 branches and 479 ATMs at March 31, 2002 to 231 branches and 732 ATMs at March 31, 2003.

          Depreciation and amortization expense as a percentage of net revenues increased from 8.0% in fiscal 2002 to 9.3% in fiscal 2003. This is primarily because of the increase in premises (both branch and ATM) and technology infrastructure.

          Our administrative and other expense as a percentage of net revenues increased from 16.8% in fiscal 2002 to 17.7% in fiscal 2003, principally because of our growth in retail loans and investments in new lines of business especially, the two wheeler, commercial vehicle and credit card business. The principal components of our administrative and other expense were as set out in the table below:

	Year ended March 31,

	2002		2003

	(in millions)
Outsourcing and other professional services	Rs.	189.7	Rs.	392.1
Communications		370.6		519.2
Stationery and office supplies		177.2		275.3
Sales and marketing		349.8		647.3
Other		334.6		166.8

Total administrative and other expense	Rs.	1,421.9	Rs.	2,000.7

     Income Tax

          Our income tax expense increased by 33.6% from Rs. 1,294.6 million in fiscal 2002 to Rs. 1,729.7 million in fiscal 2003. Our effective rate of tax increased from 30.4% in fiscal 2002 to 33.0% in fiscal 2003, principally due to an increase of 1.05% in the statutory income tax rate and lesser permanent differences. Tax-exempt income principally consists of dividends and investment income from tax-exempt investments such as preference shares, and infrastructure bonds. Of our total income tax expense of Rs. 1,729.7 million in fiscal 2003, our current income tax expense was Rs. 1,769.6 million and our deferred income tax benefit was Rs. 39.9 million.

     Net Income

          As a result of the foregoing factors, our net income after taxes increased by 18.8% from Rs. 2,958.4 million in fiscal 2002 to Rs. 3,513.8 million in fiscal 2003. Our basic earnings per equity share increased by 13.2% from Rs. 11.10 to Rs. 12.57 per equity share. Our diluted earnings per share increased by 13.32% from Rs. 11.04 to Rs. 12.51 per equity share. Our basic earnings per ADS was Rs. 37.71 per ADS for fiscal 2003, where each ADS represents three equity shares. Our diluted earnings per ADS was Rs. 37.53 per ADS for fiscal 2003.

          Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

               Net Interest Revenue After Allowance For Credit Losses

          Our net interest revenue after allowances for credit losses increased 10.4% from Rs. 4,741.1 million in fiscal 2001 to Rs. 5,233.9 million in fiscal 2002. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,

	2001		2002

	(in millions)
Interest and dividend revenue	Rs.	12,561.5	Rs.	16,448.0
Interest expense		7,573.4		10,762.5

Net interest revenue		4,988.1		5,685.5
Allowance for credit losses, net		247.0		451.6

Net interest revenue after allowance for credit losses	Rs.	4,741.1	Rs.	5,233.9

          The increase in net interest revenue after allowances for credit losses was as a result of an increase in total interest revenue of 30.9% from Rs. 12,561.5 million in fiscal 2001 to Rs. 16,448.0 million in fiscal 2002, offset in part by an increase in total interest expense of 42.1% from Rs. 7,573.4 million in fiscal 2001 to Rs. 10,762.5 million in fiscal 2002. There was an increase in the allowance for credit losses from Rs. 247.0 million in fiscal 2001 to Rs. 451.6 million in fiscal 2002.

          The increase in our net interest revenue after allowance for credit losses reflected the increase in our average volume of interest earning assets of 53.3%, as a result of general growth in our business. This was offset in part by a decrease in the net interest margin and the spreads we achieved. Our net interest margin decreased from 4.2% in fiscal 2001 to 3.1% in fiscal 2002 while the spread we achieved decreased from 3.6% to 2.4% in those years, respectively. The decreases in net interest margin and spread were primarily due to a drop in yields on assets arising from a general decline in interest rates and a reduction in the low cost deposits. The average checking accounts and low interest saving accounts represented 33.9% of total deposits in fiscal 2002 as against 37.7% in fiscal 2001.

     Interest Revenue

          The following table sets out the components of interest and dividend revenue:

	Year ended March 31,

	2001		2002

	(in millions)
Interest on loans	Rs.	4,898.1	Rs.	6,130.7
Interest on securities, including dividends		6,355.9		8,166.4
Other interest revenue		1,307.5		2,150.9

Total interest and dividend revenue	Rs.	12,561.5	Rs.	16,448.0

          Interest revenue from loans increased by 25.2% from Rs. 4,898.1 million in fiscal 2001 to Rs. 6,130.7 million in fiscal 2002, reflecting an increase in the average volume of loans as a result of the general growth in our business, offset in part by a decrease in yields.

          Our average volume of loans increased 52.2% from Rs. 39,004.4 million in fiscal 2001 to Rs. 59,374.9 million in fiscal 2002. Our average volume of corporate loans increased by 49.1% from Rs. 33,321.1 million in fiscal 2001 to Rs. 49,682.2 million in fiscal 2002 due to increase in business. Our average retail loans increased by 70.5% from Rs. 5,683.3 million in fiscal 2001 to Rs. 9,692.7 million in fiscal 2002 primarily because of the expansion of our core retail loan products and our expansion into new geographical areas.

          Yields on our loans decreased from an average of 12.6%in fiscal 2001 to 10.3% in fiscal 2002. Corporate loan yields declined in line with the general decline in interest rates and due to increased competition.

          Interest and dividend revenue from securities increased by 28.5% from Rs. 6,355.9 million in fiscal 2001 to Rs. 8,166.4 million in fiscal 2002. The following table sets out the components of interest and dividend revenue from securities:

	Year ended March 31,

	2001		2002

	(in millions)
Interest on statutory liquidity ratio investments	Rs.	3,199.4	Rs.	4,083.7
Interest and dividends on credit substitutes		1,844.2		2,346.1
Other interest and dividends from securities		1,312.3		1,736.6

Total interest and dividend revenue from securities	Rs.	6,355.9	Rs.	8,166.4

          Our interest revenue from statutory liquidity ratio securities, which is derived from government of India treasury securities held primarily to meet our statutory liquidity ratio requirement, increased by 27.6% from Rs. 3,199.4 million in fiscal 2001 to Rs. 4,083.7 million in fiscal 2002 primarily as a result of an increase in the volume of investments. This was offset in part by a decrease in yields. The average volume of our statutory liquidity ratio investments increased by 51.5% from Rs. 29,285.6 million in fiscal 2001 to Rs. 44,362.4 million in fiscal 2002 due to the increase in total liabilities subject to reserve requirements. Yields from statutory liquidity ratio securities declined from 10.9% in fiscal 2001 to 9.2% in fiscal 2002, reflecting the general decline in interest rates during this period.

          Our interest and dividend revenue from credit substitutes increased by 27.2% from Rs. 1,844.2 million in fiscal 2001 to Rs. 2,346.1 million in fiscal 2002 primarily as a result of an increase in the volume of investments, offset in part by a decrease in yields. The average volume of our credit substitute investments increased by 46.7% from Rs. 17,053.7 million in fiscal 2001 to Rs. 25,023.9 million in fiscal 2002 because of growth from existing and new customers. Yields from credit substitutes declined from 10.8% in fiscal 2001 to 9.4% in fiscal 2002, reflecting the general decline in interest rates during this period.

          Our interest and dividend revenue from other securities increased by 32.3% from Rs. 1,312.3 million in fiscal 2001 to Rs. 1,736.6 million in fiscal 2002 primarily as a result of an increase in the volume of investments, offset by a decrease in yields. The average volume of our other investments increased by 44.0% from Rs. 13,469.8 million in fiscal 2001 to Rs. 19,402.8 million in fiscal 2002 primarily because of additional tax-exempt investments and investments made to comply with our directed lending obligations. Yields from other securities declined from 9.7% in fiscal 2001 to 9.0% in fiscal 2002, reflecting the general decline in interest rates during this period.

          Other interest revenue increased by 64.5% from Rs. 1,307.5 million in fiscal 2001 to Rs. 2,150.9 million in fiscal 2002. This growth was due in part to our larger cash reserve ratio requirement. In addition, we engaged in a greater number of interbank placements driven by money market activities in which we swapped rupees into dollars to take advantage of temporary conditions in the foreign exchange swap market.

     Interest Expense

          Our total interest expense increased by 42.1% to Rs. 10,762.5 million in fiscal 2002, reflecting primarily the increase in our deposit base as a result of the general growth of our business. Our average cost of funds decreased from 6.9% to 5.8% in fiscal 2002.

          Our interest expense on deposits increased by 43.3% to Rs. 9,158.5 million in fiscal 2002 as a result of an increase in the average volume of deposits caused by our growth . Our average total deposits increased by 47.1% from Rs. 97.1 billion in fiscal 2001 to Rs. 142.8 billion in fiscal 2002 as a result of our expanded branch network.

          Our average cost of deposits decreased slightly from 6.6% in fiscal 2001 to 6.4% in fiscal 2002 as a result of a decline in cost of term deposits to 9.0% from 9.8% which was partly offset by a decline in the proportion of average current and savings account balances to average total deposits from 37.7% in fiscal 2001 to 33.9% in fiscal 2002. The reduction was primarily on account of low stock exchange clearing transactions. The stock market crisis in March 2001 led to lower stock exchange volumes in fiscal 2002.

          Our interest expense on short-term borrowings increased by 40.2% from Rs 947.1 million in fiscal 2001 to Rs. 1,328.1 million in fiscal 2002 as a result of an increase in borrowings in the interbank call-money market. Our interest expense on long-term debt increased by 17.2% from Rs. 235.5 million in fiscal 2001 to Rs. 275.9 million in fiscal 2002 reflecting primarily an increase in our subordinated debt by 50.0 million in March 2001, the full year impact of which is being seen in the fiscal 2002.

Allowance for Credit Losses

          The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,

	2001		2002

	(in millions)
Specific allowance for credit losses at the beginning of the year	Rs.	763.8	Rs.	1,010.8
Additions to allowance for credit losses for the year:
Working capital		201.9		366.5
Term loans		135.2		253.8
Leasing finance		2.5		—

Less allowance no longer required due to		(92.6)		(207.6)
Net expense for additions to specific allowance for credit losses		247.0		412.7

Transferred on acquisition of Times Bank Limited:
Working capital		—		—
Term loans		—		—

Specific allowance for credit losses at the end of fiscal year		1,010.8		1,423.5

Unallocated allowance for credit losses at the beginning of the year		143.5		143.5
Additions during the year		—		38.9

Unallocated allowance for credit losses at the end of the year		143.5		182.4

Total allowance for credit losses at the beginning of the year		907.3		1,154.3
Net addition to total allowance for the year charged to expense		247.0		451.6
Transferred on acquisition of Times Bank Limited		—		—

Total allowance for credit losses at the end of the year	Rs.	1,154.3	Rs.	1,605.9

          Our net expense for the change in our allowance for credit losses was Rs. 247.0 million in fiscal 2001 and Rs. 451.6 million in fiscal 2002. This increase in expense reflected higher gross additions to non-performing loans in fiscal 2002 compared to fiscal 2001. In fiscal 2002 we also provided an unallocated allowance of Rs. 38.9 million against our retail loan products.

     Non-Interest Revenue

          Our non-interest revenue increased by 97.6 % from Rs. 1,627.1 million in fiscal 2001 to Rs. 3,215.1 million in fiscal 2002. The following table sets out the components of our non-interest revenue:

	Year ended March 31,

	2001		2002

	(in millions)
Fees and commissions	Rs.	1,302.1	Rs.	1,620.5
Realized gains (losses) on sales of AFS securities		(74.2)		344.4
Trading Account		—		600.9
Foreign exchange		252.5		391.4
Other		0.7		8.2
Derivative transactions		146.0		249.7

Total non-interest revenue	Rs.	1,627.1	Rs.	3,215.1

          Our fee and commission revenue is discussed below. In fiscal 2001 we had a net realized loss of on sales of securities of Rs. 74.2 million, compared to realized gain of Rs. 344.4 million in fiscal 2002. We realized net losses on sales of securities in fiscal 2001 primarily because of losses on equity securities of Rs. 87.3 million due to adverse market conditions in the last quarter of our fiscal year. However, in fiscal 2002 with a substantial reduction in market yields, there was an increase in prices of securities and bonds. The Bank has prudently utilized this opportunity increase its trading profits without materially compromising the yields on its investment portfolio, resulting in a realized gain of Rs. 344.4 million on the available for sale portfolio.

          The bank made a profit of Rs. 600.9 million on account of trading in the held for trading category of securities. This was mainly on account of increased market values, caused by the decline in interest rates in the fiscal year and increased trading activity in the securities market.

          Revenue from foreign exchange increased by 55.0% from Rs. 252.5 million in fiscal 2001 to Rs. 391.4 million in fiscal 2002, primarily due to an increase in volumes of corporate foreign exchange and gains on the ADR proceeds received by the Bank, pursuant to its public offering on July 20, 2001. This was partly offset by a marginal decrease in spreads on foreign exchange contracts.

          The following table sets out the sources of our fee and commission revenue:

	Year ended March 31,

	2001		2002

	(in millions)
Documentary credits, bank guarantees and other services	Rs.	461.4	Rs.	341.9
Retail banking services		395.2		770.6
Cash management services		111.6		125.0
Capital market services		320.8		286.1
Distribution services		13.1		96.9

Total fee and commission income	Rs.	1,302.1	Rs.	1,620.5

          Fees and commissions from documentary credits and bank guarantees decreased by 25.9% primarily due to reduced volumes of guarantees to stock brokers due to new exposure norms and depressed conditions in the capital market. This was partially offset by an increase in volumes to the corporate customers. However, a decrease in commission rates of corporate clients negated the increase in volumes.

          Fees from retail banking services increased by 95.0%, principally driven by an increase in the volumes of ATM transactions for other banks’ customers, debit card transactions, increase in the processing fees relating to retail loans and service charges for non maintenance of minimum balances.

          Fees from cash management services increased by 12% primarily because of an increase in the number of new clients and greater transaction volumes. Cash management volumes put through our system increased by approximately 44% during fiscal 2002. However, this was offset by a decline in the commission rates on cash management services.

          Net fees from capital market services decreased by 10.8% principally because our depositary transactions and dematerialization requests saw a decline due to decreased activity in the stock markets and an overall slump in the capital market sector.

     Non-Interest Expense

          Our non-interest expense was comprised of the following:

	Year ended March 31,

	2001		2002

	(in millions)
Salaries and staff benefits	Rs.	918.5	Rs.	1,184.6
Premises and equipment		656.5		913.8
Depreciation and amortization		538.8		675.7
Administrative and other		1,048.7		1,421.9

Total non-interest expense	Rs.	3,162.5	Rs.	4,196.0

          Total non-interest expense increased by 32.7% from Rs. 3,162.5 million in fiscal 2001 to Rs. 4,196.0 million in fiscal 2002. As a percentage of our net revenues, non-interest expense remained constant at 49.7% in fiscal 2002 compared to fiscal 2001. This is despite the increase in additional infrastructure costs for the branch and ATM expansion, expansion of geography for retail loan products, launch of the credit card business and increased selling and marketing expenditure for our retail business.

          Salaries and staff benefits rose by 29.0% from Rs. 918.5 million in fiscal 2001 to Rs. 1,184.6 million in fiscal 2002 principally due to increased headcount to support our growth. As a percentage of net revenues, salaries and staff benefits decreased from 14.4% in fiscal 2001 to 14.0% in fiscal 2002. Our headcount increased from 2,751 employees as of March 31, 2001 to 3,742 employees as of March 31, 2002.

          Our premises and equipment expense increased as a percentage of net revenues from 10.3% in fiscal 2001 to 10.8% in fiscal 2002 principally because we expanded our distribution network from 131 branches and 207 ATMs at March 31, 2001 to 171 branches and 479 ATMs at March 31, 2002. We also added new infrastructure for credit card processing at Chennai and a separate Information Technology Center at Chandivili, Mumbai in this fiscal year.

          Depreciation and amortization expense as a percentage of net revenues decreased from 8.5% in fiscal 2001 to 8.0% in fiscal 2002. This is primarily because the new infrastructure for credit cards was commissioned only towards the latter half of the year and the full year impact of the same shall be seen only in the next fiscal.

          Our administrative and other expense as a percentage of net revenues increased from 16.5% in fiscal 2001 to 16.8% in fiscal 2002, principally because of our growth in retail loans and investments in new lines of business. The principal components of our administrative and other expense were as set out in the table below:

	Year ended March 31,

	2001		2002

	(in millions)
Outsourcing and other professional services	Rs.	172.9	Rs.	189.7
Communications		308.3		370.6
Stationery and office supplies		172.8		177.2
Sales and marketing		183.7		349.8
Other		211.0		334.6

Total administrative and other expense	Rs.	1,048.7	Rs.	1,421.9

     Income Tax

          Our income tax expense increased by 21.5% from Rs. 1,065.1 million in fiscal 2001 to Rs. 1,294.6 million in fiscal 2002. Our effective rate of tax decreased from 33.2% in fiscal 2001 to 30.4% in fiscal 2002, principally due to a decrease of 3.85% in the statutory income tax rate. Tax-exempt income principally consists of dividends and investment income from tax-exempt investments such as preference shares, mutual fund units and infrastructure bonds. Of our total income tax expense of Rs. 1,294.6 million in fiscal 2002, our current income tax expense was Rs. 1,400.2 million and our deferred income tax benefit was Rs. 105.6 million.

     Net Income

          As a result of the foregoing factors, our net income after taxes increased by 38.2% from Rs. 2,140.6 million in fiscal 2001 to Rs. 2,958.4 million in fiscal 2002. Our basic earnings per equity share increased by 23.7% from Rs. 8.97 to Rs. 11.10 per equity share, which reflected the impact of the ADR issue on July 20, 2001 on our weighted average number of equity shares outstanding. Our diluted earnings per share increased by 24.5% from Rs. 8.87 to Rs. 11.04 per equity share. Our basic earnings per ADS was Rs. 33.30 per ADS for fiscal 2002, where each ADS represents three equity shares. Our diluted earnings per ADS was Rs. 33.12 per ADS for fiscal 2002.

Related Party Transactions

               The Bank enters into transactions with related parties in the normal course of business. The principal related parties are the Bank’s affiliates, the subsidiaries and affiliates of HDFC and companies that are owned by the Bank’s employees and officers. These transactions are generally at arms length and in line with the market pricing. The Bank does not have any obligation to provide financial support or meet any obligations of these related parties. For further information see “Related Party Transactions”.

Liquidity and Capital Resources

          Our growth over the last five years has been financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital including our ADR offering completed in July 2001.

     Cash Flows from Operations

          Our operations generated cash flows of Rs. 6,774.9 million, Rs. 4,571.0 million and Rs. 14,487.5 million in the fiscal years ended March 31, 2001, 2002 and 2003, respectively.

          Net cash from operations in fiscal 2003 of Rs. 14,487.5 million resulted primarily from net income of Rs. 3,513.8 million, a net increase in other liabilities of Rs. 11,075.2 million resulting from an increase in remittances in transit in our cash management services business, partly offset by an increase in other assets of Rs. 2,406.2 million, an increase in our accrued interest expense on our deposits and borrowings of Rs. 2,718.6 million and non cash adjustments for allowances for credit losses, amortization of investments, depreciation and amortization and stock based compensation aggregating Rs. 2,759.8 million. These increases were offset in part by an increase in trading account assets of Rs. 138.5 million and an increase in accrued interest income on our loans of Rs. 2,199.9 million.

          Net cash from operations in fiscal 2002 of Rs. 4,571.0 million resulted primarily from net income of Rs. 2,958.4 million, a net increase in other liabilities of Rs. 4,340.9 million resulting from an increase in remittances in transit in our cash management services business, an increase in our accrued interest expense on our deposits and borrowings of Rs. 1,214.8 million, increase in other assets Rs. 347.5 million principally arising from checks in course of collection at the balance sheet date and non cash adjustments for allowances for credit losses, depreciation and amortization and stock based compensation aggregating Rs. 1,763.0 million. These increases were offset in part by, an increase in accrued interest income on our loans of Rs. 1,774.1 million. Checks in course of collection offset the net increase in deposits until cleared.

          Net cash generated from operations in fiscal 2001 of Rs. 6,774.9 million resulted primarily from net income of Rs. 2,140.6 million, a net increase in other liabilities of Rs. 4,328.7 million resulting from an increase in remittances in transit, non cash adjustments for allowances for credit losses, depreciation and amortization and stock based compensation aggregating Rs. 935.7 million. These increases were offset in part by an increase in accrued interest income on our loans of Rs. 688.7 million, an increase in other assets of Rs. 1,933.8 million.

     Cash Flows from Investing Activities

          Net cash used in investing activities was Rs. 30,282.2 million, Rs. 68,286.9 million, and Rs. 71,828.2 million in the years ended March 31, 2001, 2002 and 2003 respectively. Our investing activities principally consist of making loans to our wholesale and retail customers, making investments primarily to comply with the statutory liquidity reserve requirements of the RBI and for our own account, and capital expenditures for our branch network, technology and infrastructure.

          We used net cash in investing activities in fiscal 2003 of Rs. 71,828.2 million primarily to increase our loans, net of repayments, by Rs. 47,512.5 million, increase our term placements by Rs. 7,747.4 million, increase our net investment portfolio including repurchase transactions by Rs. 14,051.0 million and for capital expenditures of Rs. 2,533.5 million to expand our branch network and other infrastructure.

          We used net cash in investing activities in fiscal 2002 of Rs. 68,286.9 million primarily to increase our loans, net of repayments, by Rs. 20,897.3 million, increase our net investment portfolio including repurchase transactions by Rs. 45,808.0 million and for capital expenditures of Rs. 1,682.6 million to expand our branch network and other infrastructure.

          We used net cash in investing activities in fiscal 2001 of Rs. 30,282.2 million primarily to increase our loans, net of repayments, by Rs. 15,271.7 million, increase our net investment portfolio including repurchase transactions by Rs. 13,876.7 million and for capital expenditures of Rs. 1,150.7 million.

          Our loans, investments and fixed assets are discussed in greater detail in the section “Financial Condition’’ below.

     Cash Flows from Financing Activities

          Net cash provided by financing activities was Rs. 33,446.5 million, Rs. 72,185.4 million, and Rs. 46,695.0 million in the years ended March 31, 2001, 2002 and 2003, respectively. Our financing sources are primarily our deposit base, short term and long term borrowings and issuance of equity.

          Net cash provided by financing activities in fiscal 2003 of Rs. 46,695, million resulted primarily from issuance of equity shares of Rs. 86.7 million as a result of options that were excersised, an increase in our deposits of Rs. 47,221.9 million offset in part by repayments of long-term debt of Rs. 41.9 million, a decrease in our short term and long-term borrowings aggregating Rs. 62.6 million, and dividends paid of Rs. 697.5 million.

          Net cash provided by financing activities in fiscal 2002 of Rs. 72,185.4 million resulted primarily from issuance of equity shares and ADSs of Rs. 7,890.6, an increase in our deposits of Rs. 59,957.0 million and an increase in our short term and long-term borrowings aggregating Rs. 4,929.1 million, offset in part by repayments of long-term debt of Rs. 62.7 million and dividends paid of Rs. 528.6 million.

          Net cash provided by financing activities in fiscal 2001 of Rs. 33,446.5 million resulted primarily from an increase in our deposits of Rs. 32,303.9 million and an increase in our short term and long-term borrowings aggregating Rs. 1,532.1 million, offset in part by repayments of long-term debt of Rs. 95.0 million and dividends paid of Rs. 351.5 million.

          Our financing sources are discussed in greater detail in the section “Financial Condition” below.

Financial Condition

     Assets

          The following tables set forth the principal components of our assets at March 31, 2002 and 2003:

	At March 31,

	2002		2003

	(in millions)
Cash and cash equivalents	Rs.	34,590.6	Rs.	23,944.9
Term placements		—		7,747.4
Investments held for trading		3,837.6		3,976.1
Investments available for sale		80,320.6		98,929.2
Investments held to maturity		35,429.9		38,426.7
Securities purchased under agreements to resell		2,823.5		—
Loans, net		71,528.9		118,299.9
Accrued interest receivable		4,084.0		6,283.8
Property and equipment		3,658.1		5,277.5
Other assets		6,759.0		8,955.2

Total assets	Rs.	243,032.2	Rs.	311,840.7

          Our total assets increased 28.3% to Rs. 311.8 billion at March 31, 2003. This increase was comprised of increases of 18.2% in total investments and 65.4% in loans, partly offset by a decrease in cash and cash equivalents of 8.4%.

          Investments available for sale increased by 23.2% to Rs. 98.93 billion at March 31, 2003. This was primarily due to increases in our statutory liquidity ratio securities, asset backed securities, mortgage backed securities, mutual fund units and investments qualifying for directed lending. Our statutory liquidity ratio requirements increased due to growth in our liabilities subject to reserve requirements. Of our total available for sale investment portfolio at March 31, 2003, 46.4% consists of securities issued by the government of India and state governments.

          Net loans increased 65.4% to Rs. 118.3 billion at March 31, 2003, due to increases in both our wholesale and retail products. Our retail loans increased by 121.2% to Rs. 31.6 billion with our increased focus on retail loans.

          Our property and equipment increased 44.3% to Rs. 5.3 billion at March 31, 2003 as we expanded our branch network from 171 branches to 231 branches and our ATM network from 479 ATMs to 732 ATMs and invested in other infrastructure to support our growth.

     Liabilities and Shareholders’ Equity

          The following tables set forth the principal components of our liabilities and shareholders’ equity at March 31, 2002 and 2003:

	At March 31,

	2002		2003

	(in millions)
Liabilities
Interest bearing deposits	Rs.	134,336.3	Rs.	174,250.4
Non-interest bearing deposits		42,201.8		49,509.6

Total deposits		176,538.1		223,760.0

	At March 31,

	2002		2003

	(in millions)
Securities sold under repurchase agreements		643.9		4,600.0
Short-term borrowings		21,600.3		21,579.6
Accrued interest payable		4,178.5		6,897.3
Long-term debt		2,157.9		2,116.0
Accrued expenses and other liabilities		15,852.6		26,774.7

Total liabilities		220,971.3		285,727.6
Shareholders’ equity		22,060.9		26,113.1

Total liabilities and shareholders’ equity	Rs.	243,032.2	Rs.	311,840.7

          Our total liabilities increased 29.3% to Rs. 285.7 billion at March 31, 2003. This increase was principally comprised of an increase of 29.7% in interest bearing deposits, increase in securities sold under repurchase transactions by 614.4%, and an increase of 68.9% in accrued expenses and other liabilities.

          The increase in our interest bearing deposits was principally due to general growth in our business, new customers acquired as we expanded our branch network and greater penetration of our customer base achieved through cross sales of our products. Of our interest bearing deposits at March 31, 2003, retail deposits accounted for 54.2%, and wholesale deposits accounted for the balance. The maturity profile of our interest bearing deposits is fairly short, with approximately 47.1% expected to mature within one year.

          Non-interest bearing deposits increased by 17.3%. Of our non-interest bearing deposits at March 31, 2003, wholesale deposits accounted for 63.1% with retail deposits accounting for the balance. Our non-interest bearing deposits include floats arising out of our cash management and capital markets services to our customers.

          Accrued expenses and other liabilities increased principally because of an increase of 257.1% in deposits for new accounts and an increase of 171.7% increase in remittances in transit. Remittances in transit increased due to an increase in our cash management services volumes.

          Long-term debt decreased by Rs. 41.9 million because of a repayment of a loan by the Employee’s Welfare Trust amounting to Rs. 17.5 million. Our long term debt includes subordinated debt of Rs 2 billion which qualifies for Tier 2 capital. In the event of a default, a portion of the debt is mandatorily converted to equity.

          Most of our funding requirements are met through short term and medium term funding sources. Of our total non-equity sources of funding, deposits accounted for approximately 78.3% (of which retail deposits were approximately 54.5%) with short term borrowings accounting for approximately 9.2% and long term debt accounting for approximately 0.7%. In our experience, a substantial portion of our deposits are rolled over upon maturity and are, over time, a stable source of funding. The continuation of our deposit base could be adversely affected in the event of a deterioration in the economy and if the interest rates offered by the Bank differ significantly from those offered by our competitors.

          Shareholders’ equity increased 18.3% to Rs. 26,113.1 million at March 31, 2003, primarily due to the increase in our retained earnings. Of our net income of Rs. 3,513.8 million in fiscal 2003, we transferred Rs. 969.0 million to statutory reserve as required under Indian law and paid dividends of Rs. 697.5 million. By law, our statutory reserve is not distributable. Our shareholders’ equity also includes Rs. 864.7 million of unrealized gains on available for sale securities, net of tax.

          We may need additional capital to support our growth, principally to maintain our capital ratios within the RBI’s guidelines. Although there is no assurance that future financing will be available at terms which are acceptable to us, we may seek additional funds through public or private debt or equity offerings and through increases in our deposit base. We believe that our existing cash balances, funds generated from operations and borrowings will be sufficient for us to meet our liquidity requirements for at least the next twelve months.

     Financial Instruments and Off Balance Sheet arrangements

     Foreign Exchange and Derivatives

          We enter into foreign exchange and derivative transactions for our customers and for our own account. Our foreign exchange contracts arise out of spot and forward foreign exchange transactions with corporate and non-corporate customers and inter-bank counterparties. Our derivative contracts include rupee-based derivatives and cross-currency derivatives primarily for corporate customers. We also trade rupee-based interest rate swaps for our own account. We earn profit by way of a margin as a mark-up over the exchange or interest rate offered on customer transactions. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold derivatives. For further information see “ — Treasury — Derivatives.”

          The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts at March 31, 2002 and 2003, together with the related fair value, which is the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

	At March 31,

	2002				2003

	Notional		Fair value		Notional		Fair value

	(in millions)
Interest rate swap agreements	Rs.	39,809.6	Rs.	(16.0)	Rs.	174,841.7	Rs.	0.4
Interest rate caps		1,286.9		2.7		1,549.2		—
Forward exchange contracts		119,849.2		514.8		197,725.5		127.1
Currency swap agreements		11,932.0		277.2		9,659.5		(6.7)

Total	Rs.	172,877.7	Rs.	778.7	Rs.	383,775.9	Rs.	120.8

          Our trading activities for the above derivative instruments are carried out in the inter-bank market, which is a non-exchange informal market. However, these markets generally either provide price discovery or sufficient data to reliably estimate fair values of financial instruments.

          The Bank adopted SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No 133, with effect from April 1, 2001. In doing so, the Bank did not incur any transition adjustments to earnings.

     Guarantees and Documentary Credits

          As a part of our commercial banking activities, we issue guarantees and documentary credits such as letters of credit and guarantees to enhance the credit standing of our customers, for which we charge fees and commissions.

          Amounts of guarantees and documentary credits outstanding are set out below:

	At March 31,

	2002		2003

	(in millions)
Bank guarantees:
Financial guarantees	Rs.	6,814.1	Rs.	5,743.6
Performance guarantees		10,136.2		8,445.4
Documentary credits		9,444.1		11,715.1

Total	Rs.	26,394.4	Rs.	25,904.1

          Guarantees and documentary credits outstanding decreased by 1.9% to Rs. 25.9 billion at March 31, 2003, principally due to growth in documentary credits, offset by a reduction in performance guarantees and financial guarantees.

     Loan Sanction Letters

          In some cases we issue sanction letters to customers, indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made increased from Rs. 46.1 billion at March 31, 2002 to Rs. 58.5 billion at March 31, 2003. If we were to make these loans, the interest rates would be dependent on lending rates in effect on the date the loans were made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 22 of our Financial Statements.

     Capital

          We are subject to the capital adequacy requirements of the RBI, which are primarily based on the capital adequacy accord reached by the Basle Committee of the Bank of International Settlements ( or Basel Committee) in 1988. For a description of the RBI’s capital adequacy guidelines, see “Information About India — Supervision and Regulation — Capital Adequacy Requirements.” We are required to maintain a minimum ratio of total capital to risk adjusted assets as determined by a specified formula of 9.0%, at least half of which must be Tier 1 capital, which is generally shareholders’ equity.

          The RBI participated in a Quantitative Impact Study (QIS) conducted by the Basel Committee to assess the impact of the new Capital Accord. A broader internal process of preparing banks for the complexity of the new Accord and the costs involved in adherence is also underway. We were one of the few banks to have participated in the initial study. The RBI has forwarded its comments on the Third Consultative Paper of the New Basel Capital Accord to the Basel Committee in July 2003.

The RBI has emphasised the need to take into account the structural characteristics of different economies as also preserving the spirit of simplicity and flexibility to ensure universal application of the New Accord.

          Our regulatory capital and capital adequacy ratios as measured in accordance with Indian GAAP are as follows:

	At March 31,

	2002		2003

	(in millions)
Tier 1 capital	Rs.	16,924.6	Rs.	19,850.2
Tier 2 capital		4,871.6		3,414.7

Total capital	Rs.	21,796.2	Rs.	23,264.9

Total risk weighted assets and contingents	Rs.	156,521.7	Rs.	209,177.1
Capital adequacy ratios:
Tier 1		10.8%		9.49%
Total capital		13.9%		11.12%
Minimum capital ratios required by the RBI:
Tier 1		4.5%		4.5%
Total capital		9.0%		9.0%

          As shown above, our Tier 1 capital ratio decreased to 9.49% and our total capital ratio decreased to 11.12% at March 31, 2003. This decrease is primarily due to growth of our risk weighted assets. In addition, as these regulatory ratios are computed in accordance with Indian GAAP, Tier 2 capital includes any general provisions made in our Indian GAAP financial statements for potential future loan losses.

          Our Indian GAAP financial statements include general provisions of Rs. 1,173.4 million and Rs. 1,147.0 million at March 31, 2002 and 2003, respectively, which qualify for Tier 2 capital subject to a ceiling of 1.25% of risk weighted assets.

          In an effort to create a need for banks to follow a prudent policy for utilizing gains realized on sale of investments, the RBI issued guidelines on the need to appropriate a minimum of 5% of the investment portfolio to an investment fluctuation reserve over a period of five years. The bank currently carries an investment fluctuation reserve of Rs 2,400.8 million in Indian GAAP which is 2.51 % of the investment portfolio, excluding investments held to maturity.

     Capital Expenditures

          Our capital expenditure consists principally of branch network expansion, as well as investments in our technology and communications infrastructure. Since March 31, 2002, we have invested approximately Rs. 300 million in capital expenditures. We have current plans for an aggregate capital expenditure of approximately Rs.

2.0 billion for fiscal 2004 when we intend to invest approximately Rs 80 million for our disaster recovery plan, Rs. 1.2 billion in technology, Rs. 300 million to expand our branch network, Rs. 300 million for new Electronic Data Capture (EDC) terminals and Rs. 200 million to install approximately 200 new ATMs. At March 31, 2003, we had entered into capital commitments of Rs. 587.5 million which we plan to fund through internal accruals. However, we have no commitments to make the balance of the planned capital expenditures and the foregoing amounts and purposes may change depending on business conditions.

Contractual Obligations and Commercial Commitments

Contractual Obligations

	Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions)
Long-term debt(1)	Rs.	2,044.4	Rs.	30.4	Rs.	1,005.9	Rs.	1,005.9	Rs.	2.2
Capital lease obligations(2)		71.6		27.1		43.8		0.7		—
Operating leases(3)		3,348.5		568.2		1,136.6		562.0		1,081.7
Unconditional purchase obligations(4)		587.5		587.5		—		—		—
Total contractual cash obligations	Rs.	6,052.0	Rs.	1,213.2	Rs.	2,186.3	Rs.	1,568.6	Rs.	1,083.9

(1)	Long term debt mainly consists of Rs. 2,000 million of subordinated debt.

(2)	Capital lease obligations pertain to assets taken on lease like ATMs, VSATs and other equipment which were taken over at the time of our merger with Times Bank.

(3)	Operating leases are principally the operating lease arrangements entered by us with parties for the lease of office, branch and ATM premises and residential premises for executives.

(4)	Unconditional purchase obligations principally constitute the capital expenditure commitments in fiscal 2003. See Capital Expenditure section in Management’s Discussion and Analysis

Commercial Commitments

Our commercial commitments principally consists of letters of credit, guarantees, foreign exchange and derivative contracts.

Based on historical trends, the probability that the Bank would have to make payments under the guarantees is negligible. Additionally, in many cases, the Bank holds collateral in various forms against these guarantees. Accordingly, the Bank has not recognized any liability in respect of guarantees issued or modified after December 31, 2002 as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees” (FIN 45), issued in November 2002.

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of the customer as well as the guarantee exposure; however, if the customer fails to perform the specified obligation to the beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event the Bank makes payment on account of the indebtedness of the customer or makes payment on account of the default by the customer in the performance of an obligation, to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank would, as applicable, liquidate collateral and/or set off accounts.

The residual maturity of the above is set forth in the following table:

	Amount of commitment expiration per period
	Total amounts
	committed		Less than 1 year		1-3 years		4-5 years		Over 5 years
	(in millions)
Documentary Credits	Rs.	11,715.1	Rs.	10,664.2	Rs.	1,044.2	Rs.	0.2	Rs.	6.5
Guarantees		14,189.0		3,037.0		5,875.7		2,214.4		3,061.9
Forward exchange contracts		197,725.5		188,880.6		8,844.9		—		—
Derivative contracts*		186,050.5		14,652.8		166,071.1		3,859.8		1,466.7
Total contractual cash obligations	Rs.	409,680.1	Rs.	217,234.6	Rs.	181,835.9	Rs.	6,074.4	Rs.	4,535.1

*     Denotes notional principal amounts.

MANAGEMENT

Directors and Executive Officers

          Our organizational documents provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than 15 directors, excluding directors appointed pursuant to the terms of our issued debt. Our board of directors currently consists of nine members (as of March 31, 2002; ten members).

          As per Indian Companies Act, 1956, two third of our directors are liable to retire by rotation, with one third of these retiring at each annual general meeting. However, any retiring director may be re-appointed by resolution of the shareholders.

          Under the terms of our organizational documents, HDFC Limited has a right to nominate the directors who are not required to retire by rotation, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited either singly or in aggregate holds not less than 20% of our paid up equity shares. Two directors who are not liable to retire nominated by HDFC Limited include the chairman and the Managing Director. The India Private Equity Fund (Mauritius) and Indocean Financial Holding Limited, two funds advised by J P Morgan Partners Advisors Pte Ltd (collectively the “Strategic Investor”) have the right to appoint two directors so long as their combined equity share holding is 10% or greater, and one director if less than 10% but at least 7%. Mr. Anil Ahuja and Mr. Arnold Chavkin were nominated by The Indian Private Equity Fund (Mauritius) and Indocean Financial Holding Limited. Mr. Arnold Chavkin retired from the office of the Director with effect from 13th August, 2002. Mr. Anil Ahuja was a nominee of the Strategic Investor. Since the shareholding of the Strategic Investors had reduced to less than 7% of the share capital of the Bank, Mr. Anil Ahuja no longer represents the interest of the Strategic Investors. He is now on the Board of the Bank in his individual capacity. The Bennett Coleman Group has the right to appoint one director so long as its equity holding does not fall below 5%. Mr. Vineet Jain has been nominated by the Bennett Coleman Group.

          The Banking Regulation Act, 1949 requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas ; accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter as the RBI may specify. Out of these, not less than two directors shall have specialised knowledge or practical experience in respect of agriculture and rural economy, co-operation or small scale industry. We have adhered to this requirement. Dr. (Mrs.) Amla Samanta has specialized knowledge and experience with small-scale industries and Dr. Venkat Rao Gadwal has specialized knowledge and experience in the agricultural sector.

          Interested directors may not vote at board proceedings, except where the interest is based solely on a contract of indemnity for which the director is a surety, the interest is based on the director’s involvement as director of another company and holder of shares of that company, or where a proper notification has been given under the Companies Act, 1956.

          None of our directors or executive officers hold 1% or more of our shares except as set forth in the section “Principal Shareholders.”

          Our board of directors at March 31, 2003 had the following members:

Name	Position	Age

Mr. Jagdish Capoor	Chairman	64
Mr. Aditya Puri	Managing Director	53
Mr. Anil Ahuja	Non-executive Director	41
Dr. V. R. Gadwal	Non-executive Director	65
Mr. Vineet Jain	Non-executive Director	37
Mr. K. M. Mistry(1)	Non-executive Director	49
Dr. (Mrs.) Amla Samanta	Non-executive Director	48
Mrs. Renu Karnad(2)	Non-executive Director	51
Mr. Arvind Pande(3)	Non-executive Director	61

1)	Mr. K .M. Mistry resigned as director of the bank with effect from 12th August, 2002 and was appointed de novo as additional director on 27th March, 2003.

2)	Mrs. Renu Karnad was appointed as additional director with effect from 17th July, 2002.

3)	Mr. Arvind Pande was appointed as additional director with effect from 15th January, 2003.

4)	Mr. J. S. Baijal resigned as director of the bank with effect from 12th August, 2002.

5)	Mr. Arnold Chavkin resigned as director of the bank with effect from 13th August, 2002

6)	Mr. D. M Satwalekar resigned as director of the bank with effect from 2nd July, 2002.

Our executive officers at March 31, 2003 are as follows:

Name	Position	Age

Mr. Aditya Puri	Managing Director	53
Mr. Vinod G. Yennemadi	Head, Finance, Administration, Legal, and Secretarial	61
Mr. Samir Bhatia	Head, Corporate Banking	40
Mr. Harish Engineer	Head, Wholesale Banking	54
Mr. Sudhir Joshi	Head, Treasury	56
Mrs. Uma Krishnan(1)	Head, Credit Cards and Non Resident Business	41
Mr. C.N. Ram	Head, Information Technology	46
Mr. Bharat Shah	Head, Custody and Depository Services	56
Mr. H. Srikrishnan	Head, Transactional Banking and Operations	41
Mr. G. Subramanian	Head, Audit, Compliance, Vigilance and Service Quality	56
Mr. Paresh Sukthankar	Head, Credit and Market Risk and Human Resources	40
Mr. Neeraj Swaroop	Head, Retail Banking	44

1)	Mrs. Uma Krishnan has resigned from the service of the company effective from 30 September, 2003.

The business address for our directors and officers is Sandoz House, Dr. Annie Besant Road, Worli, Mumbai 400 018, India.

          The following are brief biographies of our directors:

          Mr. Jagdish Capoor holds a Masters of Commerce and is a Certified Associate of the Indian Institute of Bankers. Mr. Capoor was appointed as a part-time chairman of the Bank for a period of 3 years with effect from 6th July, 2001. Prior to joining us, Mr. Capoor was a Deputy Governor of the RBI. Mr. Capoor served as the Chairman of Bharatiya Reserve Bank Note Mudran Ltd and presently serves as chairman of Agricultural Finance Corporation Ltd and is a director in Indian Hotels Co. Ltd. and Asset Care Enterprise Ltd., an asset reconstruction company. He is also a member of the Board of Governors of the Indian Institute of Management, Indore a member of the governing board of The Stock Exchange, Mumbai, and a member of the Academic Advisory Board of Asian Business School.

          Mr. Aditya Puri holds a Bachelor of Commerce degree from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Mr. Puri has been our Managing Director since September, 1994. Mr. Puri has over 26 years of experience in both domestic and international banking. Prior to joining us Mr. Puri was chief executive officer of Citibank Malaysia from 1992 to 1994. At the Annual General Meeting of the Bank held on 30th May, 2002, the shareholders approved the reappointment of Mr. Puri as Managing Director for another period of three years with effect from September 30, 2002.

          Mr. Anil Ahuja holds a Bachelor of Technology degree from the Indian Institute of Technology, New Delhi and a Post Graduate Diploma of Business Management from the Indian Institute of Management, Ahmedabad. Mr. Ahuja has served as non-executive directors since July 16, 1999. Presently, he is a CEO of J.P. Morgan Partners Advisors. He also serves as a director on the boards of HDFC Securities Limited and MTR Foods Limited. In the past, he has served as an executive director to Indocean Chase Capital Advisors and as a vice president of Citibank N.A. Mr. Ahuja was a nominee of The India Private Equity Fund (Mauritius) Limited and Indocean Financial Holding Limited (‘Strategic Investors’). Since the shareholding of the Strategic Investors has reduced to less than 7% of the share capital of the Bank, Mr. Ahuja no longer represents the interest of the Strategic Investors. He is now on the Board in his individual capacity.

          Dr. V.R. Gadwal holds a Bachelor and Master of Science degrees from Osmania University and a doctrate in agriculture from the Indian Agricultural Research Institute. He is also a Fellow of the Botanical Society of India and a Fellow of the Indian Society of Genetics and Plant Breeding. Dr. Gadwal has been one of our non-executive directors since March 15, 1999. Dr. Gadwal also serves as consultant and advisory to agricultural research and development institutions such as Maharashtra Hybrid Seeds Co. Ltd. (MAHYCO) and MAHYCO Research Foundation.

          Mr. Vineet Jain holds a Bachelor degree in Science and a degree in International Business Administration. Mr. Jain has been our non-executive director since April 14, 2001. He also serves as the managing director of Bennett, Coleman & Co. Limited; as director of Times Internet Limited, Times Online Money Limited and Times Infotainment Media Limited and as Chairman of Press Trust of India Ltd. Mr. Jain is a nominee of the Bennett Coleman group, and is liable to retire by rotation.

          Mr. K .M. Mistry holds a degree of Bachelor of Commerce in Advanced Accountancy and Auditing and is also a Chartered Accountant. He joined as a director of the bank since September 12, 1994 and resigned from directorship on 12th August, 2002 on completing his initial term of eight years as a director of the bank. He was appointed de novo as additional director on 27th March, 2003. Mr. Keki Mistry is the Managing Director of Housing Development Finance Corporation Ltd and serves as director in HDFC Developers Ltd, HDFC Investments Ltd, HDFC Trustee Company Ltd, HDFC Standard Life Insurance Co Ltd, HDFC Chubb General Insurance Co. Ltd, Gruh Finance Ltd, Credit Information Bureau (India) Ltd, Infrastructure Leasing & Financial Services Ltd, Intelenet Global Services Ltd, Sun Pharmaceuticals Industries Limited, Mahindra Holidays and Resorts India Limited, The Great Eastern Shipping Co. Limited, The Bombay Chamber of Commerce and Industry and Association of Leasing & Financial Services Companies.

          Dr. (Mrs.) Amla Samanta holds a Bachelor of Science degree, and Masters and a Doctrate degree in Biochemistry. Dr. Samanta has been our non-executive director since April 26, 1996. Dr. Samanta possesses specialised knowledge and wide experience in small scale industries. In addition, Dr. Samanta is a director of Samanta Organics Private Limited, and is also the proprietor of Samanta Pharmachem.

          Mrs. Renu Karnad is a law graduate and also holds a masters degree in Economics from Delhi University. She was appointed as an additional director of the Bank pursuant to section 260 of the Companies Act,1956 with effect 17th July, 2002 Mrs. Karnad has been with HDFC Ltd since 1978 and was appointed as the executive director of HDFC Ltd in 2000. She is in charge of overall business activities for HDFC Ltd in North India region and state of Gujarat and oversees all aspects of lending operations on an all India basis. She is a director in HDFC Ltd, HDFC Asset Management Co. Ltd , Gruh Finance Ltd, HDFC Realty Ltd, Credit Information Bureau (India ) Ltd (CIBIL ), Feedback Ventures Ltd , HDFC Chubb General Insurance Ltd and Mother Dairy Fruits & Vegetables Limited.

          Mr. Arvind Pande is Bachelor of Science from Allahabad University, and a Bachelor and Masters of Arts in Economics from Cambridge University, U. K. He started his career in the Indian Administrative Services and has held various responsible positions in the Government of India. He was a Joint Secretary to the Prime Minister of India for his expertise in Economics, Science and Technology issues. He was a director of department of Economic Affairs and Ministry of Finance, Government of India and has dealt with World Bank aided projects. He was the Chairman and Chief Executive Officer of The Steel Authority of India Limited (SAIL).

          The following are brief biographies of our existing executive officers:

          Mr. Vinod G. Yennemadi holds a Bachelor of Commerce degree, and is also a Fellow of the Institute of Chartered Accountants in India and an Associate of the Institute of Chartered Accountants in England and Wales. Mr. Yennemadi has been the Head, Finance, Administration, Legal, and Secretarial since April 1994. In addition, Mr. Yennemadi serves as a director of Softcell Technologies Limited, HDFC Securities Limited, SolutionNET India Private Limited, Atlas Documentary Facilitators Private Limited, Flexcel International Private Limited and as a trustee for the HDFC Bank Employee Welfare Trust. Mr. Yennemadi resigned from the boards of HBL Global and Acsys Systems Private Limited in the month of April and August, 2002.

          Mr. Samir Bhatia holds a Bachelor of Commerce degree from the University of Bombay, a Cost Accountancy degree from the Institute of Cost and Works Accountants of India, and a Chartered Accountancy from the Institute of Chartered Accountants of India. He is currently our Head, Corporate Banking, and had previously served as our Regional Head, Corporate Banking in various regions of India since September 1994.

          Mr. Harish Engineer holds a Bachelor of Science degree in Physics and Chemistry, and a Diploma in Business Management. Mr. Engineer is currently our Head, Financial Institution Group since November 1999 and had previously served as Head, Corporate Banking since July 1994.

          Mr. Sudhir Joshi holds a Bachelor of Science degree in Chemistry from the University of Pune and is a Certified Associate of the Indian Institute of Bankers. Mr. Joshi has held the position of Head, Treasury since April 2000. He was Head, Financial Investment Group for a brief period between February 2000 to March 2000. From June 1995 until joining us, Mr. Joshi served as Treasurer of Times Bank Limited.

          Mr. C.N. Ram holds a Bachelor of Technology degree in Electrical Engineering from the Indian Institute of Technology and a Post Graduate Diploma in Management from the Indian Institute of Management. Mr. Ram has served as Head, Information Technology since July 1994. In addition, he also serves as a director on the board of a number of companies, including our affiliates SolutionNET India Private Limited, Flexcel International Private Limited and Softcell Technologies Limited. Mr. Ram served on the Board of Acsys Software Private Limited upto August 19, 2002 .

          Mr. Bharat Shah holds a Bachelor of Science degree from Bombay University, and a Higher National Diploma in Applied Chemistry from London University. He has served as our Head, Custody and Depositary Services since December 1994, and served in the past as our Head, Human Resources. Mr. Shah also serves as a non-executive director of Computer Age Management Services Private Limited, HDFC Securities Limited, Atlas Documentary Facilitators Private Limited and Contech Software Limited. Mr. Bharat Shah resigned from the Board of Acsys Software Private Limited and Contech Software Limited with effect from August 19, 2002 and July 31, 2002 respectively.

          Mr. H. Srikrishnan holds a Bachelor of Commerce degree and a Post Graduate Diploma in Business Administration, both from the University of Madras. Mr. Srikrishnan has served as Head, Transactional Banking and Operations since July 1997, and prior to that served as Vice President of Operations. He also serves as a director on the boards of SolutionNET India Private Limited and Flexcel International Private Limited.

          Mr. G. Subramanian holds a Bachelor of Science degree in Chemistry from Madras Christian College and is a Certified Associate of the Indian Institute of Bankers, Mr. Subramanian has been the Head, Audit, Compliance, Vigilance and Service Quality since January 1995. Prior to that Mr. Subramanian was deputy general manager of the RBI. Mr. Subramanian also serves as a director on the board of Computer Age Management Services Limited.

          Mr. Paresh Sukthankar holds a Bachelor of Commerce degree and Masters in Management Studies from Bombay University. Mr. Sukthankar has held the position of Head, Credit and Market Risk since September 1994 and since December 1999 also supervises the Human Resources function.

          Mr. Neeraj Swaroop holds a Bachelor of Technology degree from the Indian Institute of Technology, a Masters of Business Administration from the Indian Institute of Management, and a Diploma in Retail Bank Management from the Graduate School of Retail Bank Management, University of Virginia. He has held the position of Head, Marketing and Retail Assets since April 1999 and is currently Head, Retail Banking. Mr. Swaroop also serves as a director on the board of SolutionNET Limited.

Corporate Governance

     Audit and Compliance Committee

          The terms of reference of the Audit and Compliance Committee are in accordance with paragraph C and D of clause 49(II) of the Listing Agreement entered into with the Stock Exchanges. The Audit and Compliance Committee approves and reviews our audit and compliance procedures, techniques and other regulatory requirements. It also reviews our internal control systems and the functioning of our branches and divisions, recommend appointment and removal of external auditors and fixing of their fees, pre-approving all services to be provided by our auditors, reviewing with management the annual financial statements with special emphasis on accounting polices and practices, compliance with accounting standards and other legal requirements concerning financial statements. The members of the Audit and Compliance Committee were Mr. Jagdish Capoor, Mr. Anil Ahuja Dr. (Mrs.) Amla Samanta and Mr. Arvind Pande as of March 31, 2003.

          Mr. D.M Satwalekar and Mr. K.M Mistry, who were the members of the Audit and Compliance Committee resigned from the Board and consequently from the Committee with effect from July 2, 2002 and August 12, 2002, respectively. Mrs. Renu Karnad was a member with effect from July 17 upto March 27, 2003.

          As of March 31,2003 our Board did not have an audit committee financial expert serving on the audit committee.

     Risk Monitoring Committee

          The Risk Monitoring Committee monitors our credit and market risk policies and procedures, approves and reviews dealing authorities and limits for our treasury operations and reviews our risk monitoring systems and risk reporting procedures. The committee also ensures that our credit exposure to any one group or industry does not exceed the internally set limits and that the risk is diversified. The members of the committee as on March 31, 2003 were Mr. Aditya Puri, Mr. Anil Ahuja and Mrs. Renu Karnad.

          Mrs. Renu Karnad has been inducted as a member with effect from July 17, 2002.

     Credit Approval Committee

          The Credit Approval Committee approves credit exposures that are beyond the powers delegated to our executive officers. The members of the committee as of March 31, 2003 were Mr. Jagdish Capoor, Dr. (Mrs.) Amla Samanta and Mr. Aditya Puri.

          Mr. D.M Satwalekar and Mr. K.M Mistry resigned from the Board and consequently from the Committee with effect from July 2, 2002 and August 12, 2002, respectively.

     Compensation Committee

          The Compensation Committee has the following purposes:

•	to review the overall compensation structure and policies with a view to retain and motivate our employees;

•	to review our position in the industry in relation to compensation levels through compensation surveys;

•	to consider employee stock grants; and

•	to consider any other compensation related issues or matters relating to our employees other than the managing director and the chairman.

          The members of the Compensation Committee as on March 31, 2003 were Mr. Anil Ahuja, Dr. (Mrs.) Amla Samanta and Dr. V.R. Gadwal.

Mr. Jagdish Capoor has been appointed as a member of the Committee with effect from April 15, 2003.

     Share Committee ( Shareholders and Investors’ Grievance Committee )

          The Share Committee approves and monitors transfers, transmissions, splitting and consolidation of our shares and bonds. The committee also monitors responses/redressals to complaints from shareholders relating to transfer of shares, non-receipt of balance sheet, dividends and other issues. The members of the committee as on March 31, 2003 were Mr. Jagdish Capoor and Mr. Aditya Puri.

          Mr. K. M. Mistry resigned from the board and consequently from the Committee with effect from August 12, 2002.

     Premises Committee

          The Premises Committee approves the purchase or lease of premises for the use of our branches, ATM premises, executive offices and residential premises for executives in accordance with the guidelines set by the board of directors. The members of the committee are Mr. Aditya Puri, Dr. (Mrs.) Amla Samanta and Mr. K. G. Krishnamoorthy, the latter in an advisory capacity.

          Nomination Committee

          The Bank has constituted a Nomination Committee for recommending appointment of independent / non-executive directors on the Board of the Bank. The Nomination Committee will be required to scrutinize the nominations received for the independent / non-executive directors with reference to their qualifications and experience. It will assess the formal qualifications, previous experience, track record, integrity of the candidate to ensure that he / she is the “Fit and Proper” person. The integrity of the candidate may be assessed on the basis of the features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices. The Committee was constituted on April 15, 2003.

          The members of the Nomination Committee are Mr. Jagdish Capoor, Mr. Anil Ahuja, Dr. V. R. Gadwal and Mr. Arvind Pande.

     Committees of Executives

          We have also constituted committees of executives that meet frequently to discuss and decide on management of assets and liabilities, as well as matters including other operations and personnel, and other operational issues.

          Corporate Governance Rating

          We were one of the first four companies in India which subjected itself to a Corporate Governance and Value Creation (GVC) rating by the rating agency, The Credit Rating Information Services of India Limited (CRISIL). The rating provides an independent assessment of an entity’s current performance and an expectation on its “balanced value creation and corporate governance practices” in future. The Bank has been assigned a ‘CRISIL GVC Level 1’ rating which indicates that the Bank's capability with respect to wealth creation for all its stakeholders, while adopting sound corporate governance practices is the highest.

Borrowing Powers of Directors

          Under our articles of association, our directors may, by way of a resolution at a meeting of the board, direct the bank to borrow money for our business purposes. Borrowings may be made upon such terms and conditions as the directors determine to be appropriate. Such terms may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions, and (with prior shareholder and regulatory approval) the allotment of shares to other entities.

Compensation of Directors and Executive Officers

          The compensation of our managing director is approved by the shareholders and the RBI on the recommendation of the board of directors. In fiscal 2003, none of our executive officers earned a salary plus bonus in excess of US$ 200,000. Our chairman, pursuant to his service contract, receives a salary of Rs. 600,000 per annum, company-leased accommodation, and use of a company car. At the 8th Annual General Meeting held on May 30, 2002, the shareholders of the bank revised remuneration payable to the managing director from September 30, 2002, for a period of three years. Accordingly, our managing director receives a monthly salary of Rs. 300,000/- and other emoluments being more or less unchanged. For the fiscal year ended March 31, 2003, the aggregate amount of compensation paid to all of our executive officers was approximately Rs. 70.6 million. For the fiscal year ended March 31, 2003, the aggregate amount accrued by us to provide pension, retirement or similar benefits for our directors and executive officers was approximately Rs. 5.7 million.

          Under our organizational documents, each director, except the Managing Director, is entitled to remuneration for attending each meeting of the board or of a board committee. The amount of remuneration is set by the board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. Remuneration for attending a board meeting is Rs. 5,000. We reimburse directors for travel and related expenses in connection with board and committee meetings and with related matters.

               The RBI has issued guidelines relating to salary and other remuneration payable to the Chairman, Managing Director and Whole Time Directors of new Private Sector Banks. Pursuant to the recent guidelines, the RBI has permitted banks to fix the performance bonus payable to the Managing Director / Whole Time Directors on either of the two criteria:

(a)	upto a maximum of 25% of the salary; or

(b)	the average bonus paid to the officers / employees. The average bonus paid to officers / employees is calculated by dividing the total salary bill by the total bonus paid to them.

          Other than our chairman and managing director, none of our directors has a service contract with us.

     Employees Stock Option Scheme

          In January 2000, our shareholders approved our employees stock option scheme. Under the terms of the plan, we may issue stock options to our employees and executive directors, each of which is convertible into one equity share. We reserved 10 million equity shares, with an aggregate nominal par value of Rs. 100 million, for issuance under the plan. The plan provided for the issuance of options at the recommendation of the Compensation Committee, at an average of the daily closing price on The Stock Exchange, Mumbai during the 60 days preceding the date of the grant of options.

          On January 5, 2001, we granted 3,642,600 options to officers and employees under the plan at an option price of Rs. 225.43 each. These options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date.

          On February 8, 2002 we granted 1,406,900 options to officers and employees (other than those granted options in January 2000 and January 2001) under the plan at an option price of Rs. 226.96 each. These options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date.

           In June 2003, our shareholders approved the creation of a new stock option scheme which proposes to reserve 10 million equity shares, with an aggregate nominal par value of Rs. 100 million for issuance as stock options. The Compensation Committee is yet to decide on the framework of the scheme.

     Employees Welfare Trust

An Employees Welfare Trust (the “EWT”) was established in 1994 for various welfare activities for the benefit of the Bank’s employees. In pursuance to the Trust objectives, grants are allotted to employees, directors and advisors at a price designated by the trustees. The vesting period varies at the discretion of the trustees from grant to grant, but is generally 12 to 24 months. Since November 1994, the EWT has granted an aggregate of 8,865,800 grants.

     Other Compensation

          All employees, including our managing director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at manager level or above, including our managing director. Our gratuity fund, required under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination of employment, pays a lump sum equivalent to 15 days’ salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13% (15% for the managing director) of the employee’s eligible annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both we and the employee contribute monthly at a determined rate (currently 12% of the employee’s salary) to a fund set up by us, which is administered by a board of trustees. We retain liability for future payments under the gratuity fund, but not under the superannuation or provident funds.

PRINCIPAL SHAREHOLDERS

          The following table contains information relating to the beneficial ownership of our equity shares at March 31, 2003:

•	each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and

•	all of our directors and officers as a group.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

          We were founded by Housing Development Finance Corporation Limited, known as HDFC Limited, the leading housing finance company in India. At March 31, 2003, HDFC Limited, together with its subsidiaries, held an aggregate of 24.4 % of our equity shares.

          In February 2000, we merged with Times Bank Limited in a stock-for-stock transaction. Times Bank shareholders received one of our equity shares for every 5.75 equity shares of Times Bank. As a result, we allotted 23,478,261 new equity shares par value Rs. 10. The primary shareholders of Times Bank were the Bennett Coleman Company and its affiliates, which currently hold 18,992,408 of our equity shares.

          In May 1999, the NatWest UK Group, which previously held 40,000,000 of our equity shares (a then 20% equity stake), sold 10,000,000 equity shares to HDFC Investments Limited, 19,999,900 equity shares to The India Private Equity Fund (Mauritius) Limited and 9,999,900 equity shares to Indocean Financial Holding Limited. The India Private Equity Fund and Indocean Financial Holding Limited are both advised by J P Morgan Partners Advisors Pte Ltd, the Indian affiliate of J.P. Morgan Partners.

	Number of		Percentage of total equity
	equity shares		shares outstanding(4)

HDFC group	68,860,000	(1)	24.4%
Funds advised by J P Morgan Partners Advisors Pte Ltd.	15,603,638	(2)	5.53
Bennett Coleman group	18,992,408	(3)	6.73

(1)	Includes: 38,860,000 equity shares held directly by HDFC Limited and 30,000,000 equity shares held by HDFC Investment Limited, which is controlled by HDFC Limited. Under the Indian Banking Regulation Act, no person holding equity shares in a banking company can vote more than 10.0% of the outstanding equity shares.

(2)	Includes: 11,620,886 equity shares held by The India Private Equity Fund (Mauritius) Limited and 3,982,752 equity shares held by Indocean Financial Holding Limited.

(3)	Includes: 11,649,929 equity shares held by Bennett Coleman & Company Limited, 2,486,956 equity shares held by Dharmayug Investments Limited and 4,855,523 equity shares held by other Bennett Coleman group entities.

(4)	The percentage of total equity shares outstanding is reckoned with the outstanding number of shares in Indian GAAP.

RELATED PARTY TRANSACTIONS

          The following is a summary of transactions we have engaged in with our principal shareholder, HDFC Limited and its subsidiaries and other related parties since April 1, 2002. HDFC Limited is our promoter company. The HDFC group companies own 24.4% of our equity shares. See “Principal Shareholders.”

          All transactions with HDFC group companies are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third party in an arms-length transaction. In addition, our banking license from the RBI stipulates that we can only transact business with HDFC Limited and its affiliates on an arms-length basis.

Atlas Documentary Facilitators Company Private Limited (ADFC)

          ADFC specializes in back-office processing. We regularly transact business with ADFC. In fiscal 2003, we paid ADFC approximately Rs. 94.2 million for back-office processing services to the Bank, at unit rates in line with the market. As at March 31, 2003, the Bank had provided a security deposit amounting to Rs. 6.0 million to ADFC Private Limited for the various services provided by ADFC. A fully cash collateralized loan amount of Rs. 1.8 million was also outstanding as at the balance sheet date. We have made an equity investment of Rs. 0.2 million in ADFC which represents 29.0% of ADFC share capital. We believe that the transactions entered into with ADFC are at arms length.

HBL Global Private Limited

          HBL Global Private Limited is a subsidiary of Atlas Documentary Facilitators Company Private Limited, and provides the Bank with direct sales support for certain products of the Bank. HBL Global was paid fees of Rs. 500.6 million in the year ended March 31, 2003 which is line with the market rates. The Bank does not presently have any direct investment in HBL Global. As at March 31, 2003 the bank had provided a security deposit of Rs. 40 million for the services provided by it.

Flexcel International Private Limited (Flexcel)

          Flexcel is a joint venture that has been promoted by the Bank and a leading financial technology provider. Flexcel provides application service provider (ASP) services to smaller banks. We have an investment of Rs. 15.3 million in Flexcel. A loan amount of Rs. 5.1 million was outstanding as on the balance sheet date.

Salisbury Investments Private Limited

          The Bank has paid security deposit of Rs. 21 million and Rs. 1.1 million towards rent for the residential accommodation of the Managing Director to Salisbury Investments Private Limited in which the relatives of the Managing Director hold a stake. The value of security deposit and rent is based on an independent assessment by a professional property valuation expert.

HDFC Securities Limited (HSL)

          In October 2000, we acquired an equity stake in HDFC Securities Limited, which provides broking services through the internet and other channels. We own 29.5% of the equity shares and HDFC group companies own an aggregate of 71.5%. The two funds advised by Indocean Chase Capital Advisors own the balance. We have invested Rs. 8.8 million in HDFC Securities. We have paid Rs 6.1 million for sales assistance provided by HSL and Rs 6.4 million as rent and maintenance charges. In the current year as HDFC Bank’s share of total accumulated losses made by HDFC Securities Limited exceeded the investment value, the same has been written off.

HDFC Limited (HDFC)

          From time to time, we borrow medium to long term funds, some of which are from affiliates. At March 31, 2003, HDFC Limited held Rs. 27.5 million of the debt issued by HDFC Bank Employees Welfare Trust which we have accounted this borrowing on our balance sheet, purely from a US GAAP requirement. We have obtained regulatory approval to maintain a loan to HDFC Limited for Rs. 375 million that was originally made by and acquired from Times Bank Ltd. The loan is due to mature in 2004. The Bank earned an interest of Rs. 33.2 million from the said loan.

Housing Loans

          We have recently commenced the housing loan business through an arrangement with HDFC Ltd., whereby we will sell the HDFC Home Loan product. HDFC Ltd. will approve and disburse these loans which would be booked in the books of HDFC Ltd. For such loans, we will be paid a sourcing fee which is currently approximately 0.7% of the approved loan. HDFC Ltd. will provide credit, legal and technical appraisal for these loans. HDFC Ltd. is obligated to sell to us upto 70% of the fully disbursed home loans sold by us through the issue of mortgage backed pass through certificates (PTCs) and the balance would be retained by HDFC Ltd. The mortgage backed PTCs will be invested in by us at the underlying home loan yields less a fee paid to HDFC Ltd. for administration and servicing of the loans. This fee is currently at 1.5% per annum.

          The arrangement seeks to leverage the strengths of the two organizations in terms of HDFC Ltd’s product acceptance, operational efficiencies and credit expertise on one hand and our sales origination and distribution on the other.

Property

          We have three premises located on properties owned or leased by HDFC Ltd. In fiscal 2003, we paid an aggregate of Rs. 5.7 million per annum in rental fees to HDFC Ltd. for use of these properties. We believe that we pay market rates for these properties. We have also given HDFC Ltd. a deposit of Rs. 0.2 million to secure these leased properties and have paid Rs. 1.8 million to HDFC Ltd. as maintenance and service charges.

          Enterprises under common control of HDFC Ltd., our largest shareholders include:

          HDFC Developers Ltd.

          HDFC Investments Ltd.

          HDFC Asset Management Company Ltd.

          GRUH Finance Ltd.

          HDFC Holdings Ltd.

          HDFC Trustee Co. Ltd.

          HDFC Realty Ltd.

          HDFC Chubb General Insurance Company Ltd.

          HDFC Standard Life Insurance Company Ltd.

          Intelenet Global Services Ltd.

HDFC Realty Limited (HDFC Realty)

          We paid Rs. 0.5 million to HDFC Realty towards property related services.

HDFC Standard Life Insurance Company Ltd. (HDFC Standard Life)

          We paid Rs. 0.5 million to HDFC Standard Life as life risk premium for its employees covered under superannuation.

HDFC Asset Management Company Ltd. (HDFC AMC)

          We paid Rs. 2.9 million as rent and maintenance charges to HDFC AMC and placed a security deposit of Rs. 1.7 million to secure leased property. The Bank received Rs. 29.7 million from HDFC AMC for distribution of units of mutual funds.

          We have entered into banking transactions with some of the above parties in the normal course of business and we believe the same to be at arms length.

Other Strategic Investments

          We frequently partner with other HDFC group companies when making strategic investments. We currently have four strategic investments where HDFC group companies are co-investors. As per regulatory guidelines, we cannot hold more than a 30% equity stake in another company. The following is a list of our strategic investments and the equity investment by us and HDFC group companies:

					Total HDFC
		HDFC Bank		HDFC Bank	Group
Company	Type of business	investment		ownership	ownership

		(in millions)
Computer Age Management Services Private Limited (CAMS)	Computerized registrar and transfer agent Services	Rs.	24.7	19.0%	49.0%
SolutionNET India Private Ltd.	Web page design and internet banking Applications	Rs.	7.6	19.0%	50.0%
Softcell Technologies Limited(Softcell)	Business-to-business and business-to-Customer internet services	Rs.	26.0	12.0%	26.0%

          We routinely conduct business with some of the companies in which we have made strategic investments and we believe the same to be at arms length. In fiscal 2003, we paid CAMS Rs. 0.5 million, Solution NET India Ltd. Rs. 0.1 million and Softcell Rs. 6.0 million for providing software-related services to us. We have also paid Rs. 7.6 million to Solution NET India Ltd and Rs. 35.4 million to Softcell Technologies Limited as capital advances or amounts for purchase of fixed assets. During the year we sold our investment in Acsys Systems Private Ltd.

TAXATION

Indian Tax

          The following discussion summarizes the Indian tax consequences for investors in ADSs and equity shares received upon redemption of ADSs who are not resident in India whether of Indian origin or not. This discussion is based on the provisions of the Indian Income Tax Act, 1961, including the special tax regime for ADSs contained in Section 115AC, which has recently been extended to cover additional ADSs that an investor may acquire in an amalgamation or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be amended or modified by future amendments to the Indian Income Tax Act.

          The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisors on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115 AC regime.

     Residence

          For the purpose of the Income Tax Act, an individual is a resident of India during any fiscal year, if he (a) is in India in that year for 182 days or more, or (b) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more and is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of Indian citizen or person of Indian origin who being resident outside India comes on a visit to India during the financial year or an Indian citizen who leaves India for the purposes of his employment during the financial year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs is situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

     Taxation of Distributions

          Due to a recent change in the Income Tax Act, pursuant with effect from financial year 2003-2004, dividends paid to shareholders (whether or not resident in India) will not be subject to tax in the hands of the shareholders. However a company paying the dividend is subject to a dividend distribution tax of 12.5% plus a surcharge of 2.5% on the total amount it pays as a dividend to its shareholders, in addition to the normal corporate tax on its income.

     Taxation on Redemption of ADSs

          The acquisition of equity shares upon a redemption of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

     Taxation on Sale of Equity Shares or ADSs

          Any transfer of ADSs or equity shares outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

          Subject to any relief under any relevant double taxation treaty, a gain arising on the sale of an equity share to a resident of India or where the sale is made inside India will generally give rise to a liability for Indian capital gains tax. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary), the rate of tax is 10.0%. Where the equity share has been held for 12 months or less, the rate of tax varies and will be subject to tax at normal rates of income-tax applicable to non-residents under the provisions of the Indian Income Tax Act, subject to a maximum of 48.0% in the case of foreign companies. In addition, non-certificated foreign assessees are subject to a surcharge of 2%. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor. During the period the underlying equity shares are held by non-resident investors on a transfer from the depositary upon redemption of ADRs, the provisions of the Avoidance of Double Taxation Agreement entered into by the government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

          For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date on which the depositary advises the custodian of such redemption, not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary. The exact procedures for the computation and collection of Indian capital gains tax are not settled.

          By Finance Act 2003, no capital gains is payable on equity shares of the Company purchased after 1.3.2003 and before a.1.3.2004 and held for a period of 12 months or more. The above exemption is to be reviewed in the Budget for fiscal 2004 and there is uncertainty as to its continuation in fiscal 2004.

     Rights

          Distribution to non-resident holders of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to tax in the hands of the non-resident holder.

          It is unclear as to whether capital gain derived from the sale of rights by a non-resident holder not entitled to exemption under a tax treaty to another non-resident holder outside India will be subject to Indian capital gains tax. If rights are deemed by the Indian tax authorities to be situated within India, as our situs is in India, the gains realized on the sale of rights will be subject to customary Indian taxation as discussed above.

     Stamp Duty

          Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty of 0.1% per share of the issue price. A transfer of ADSs is not subject to Indian stamp duty. Normally, upon the acquisition of equity shares from the depositary in exchange for ADSs representing such equity shares in physical form, an investor would be liable for Indian stamp duty at the rate of 0.5% of the market value of the equity shares at the date of registration. Similarly, a sale of equity shares by an investor would also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily deliverable in dematerialized form except for trades up to 500 shares only which may be for delivery in physical form. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in dematerialized form.

     Other Taxes

          At present, there are no taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

     Service Tax

          Brokerage or commissions paid to brokers in connection with the sale or purchase of shares is subject to a service tax of 5.0% (currently at 8%). The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

          The following summary describes the material United States federal income tax consequences relating to an investment in our equity shares or ADSs in this offering as of the date hereof. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. We will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in our equity shares or ADSs and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

          This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold equity shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	investors that hold our equity shares or ADSs as part of a hedge, straddle or conversion transaction;

•	holders that purchase or otherwise acquire equity shares or ADSs other than through this offering; or

•	holders that own, directly, indirectly, or constructively 10.0% or more of the total combined voting power of our equity shares or ADSs.

          This summary assumes that we are not a passive foreign investment company for United States federal income tax purposes. Please see the discussion under “Passive Foreign Investment Company Rules” below.

          Further, this summary does not address the alternative minimum tax consequences of an investment in equity shares or ADSs or the indirect consequences to holders of equity interests in entities that own our equity shares or ADSs. In addition, this summary does not address the state, local and foreign tax consequences of an investment in our equity shares or ADSs.

          You should consult your own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of our equity shares or ADSs in your particular circumstances.

Taxation of US Holders

          You are a “US Holder” if you are a beneficial owner of equity shares or ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

          If a partnership holds equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A prospective investor who is a partner of a partnership holding our equity shares or ADSs should consult its own tax advisor.

          A “Non-US Holder” is a beneficial owner of equity shares or ADSs that is not a US Holder.

          For United States federal income tax purposes, a US Holder of an ADS will be treated as the owner of the equity shares represented by the ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for equity shares. A US Holder’s tax basis in the equity shares will be the same as the tax basis in the ADS surrendered therefor, and the holding period in the equity shares will include the period during which the holder held the surrendered ADS. However, the US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Indian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the US Treasury.

     Distributions on Equity Shares or ADSs

          Cash distributions made by us to a US Holder with respect to equity shares or ADSs (including net amounts withheld in respect of Indian withholding taxes) generally will be taxable to such US Holder as ordinary dividend income when such US Holder receives the distribution, actually or constructively, to the extent of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such US Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the US Holder held the equity shares or ADSs for more than one year.

          Subject to certain limitations, a US holder may be entitled to a credit or deduction against its US federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such US holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the US holder to any foreign country or US possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends received with respect to the equity shares or ADSs will be treated as foreign source income and will constitute “passive income” or, in the case of certain holders, “financial services income” for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and US holders may be subject to various limitations on the amount of foreign tax credits that are available. We therefore urge you to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances. A US holder will not be eligible for a foreign tax credit against its US federal income tax liability for any Indian taxes paid by us unless it is a US corporation owning 10% or more of our voting stock.

          Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders.

          The amount of any cash distribution paid in Indian rupees will equal the US dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the US Holder (in the case of equity shares held directly by such US Holder), regardless of whether the payment is in fact converted to US dollars at that time. A US Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into US dollars on the date received. If the Indian rupees are not converted into US dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

     Sale or Exchange of Equity Shares or ADSs

          A US Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the equity shares or ADSs measured by the difference between the US dollar value of the amount received and the US Holder’s tax basis (determined in US dollars) in the equity shares or ADSs. Any gain or loss will be long-term capital gain or loss if the equity shares or ADSs have been held for more than one year and will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations.

     Passive Foreign Investment Company Rules

          US Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if we are, or were to become, a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we are, nor do we expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. We urge you to consult your own tax advisor regarding the adverse tax consequences of owning the equity shares or ADSs of a PFIC and making certain elections designed to lessen those adverse consequences.

Taxation of Non-US Holders

     Distributions on Equity Shares or ADSs

          Non-US Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to equity shares or ADSs, unless such income is considered effectively connected with the Non-US Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).

     Sale or Exchange of Equity Shares or ADSs

          Non-US Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of equity shares or ADSs unless:

•	such gain is considered effectively connected with the Non-US Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

•	if such Non-US Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

          In addition, if you are a corporate Non-US Holder, your earnings and profits that are attributable to such effectively connected income (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

     Backup Withholding and Information Reporting

          In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of equity shares or ADSs, paid to a US Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 30.0% rate unless the holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

          Non-US Holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish their non-US status in connection with payments received within the United States or through certain US-related financial intermediaries.

          You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

OVERVIEW OF THE INDIAN BANKING SECTOR

          The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the government of India and its various ministries and the Reserve Bank of India, and has not been prepared or independently verified by us. This is the latest available information to our knowledge.

General

          The Indian banking sector primarily consists of commercial and cooperative banks. The commercial banks include public sector banks, new and old private sector banks, foreign banks and regional rural banks. Commercial banks offer all the traditional services such as taking deposits, making loans, and providing payment and money transmission services as well as domestic and foreign treasury products, settlement and clearing services, advisory services and auxiliary financial services. Commercial banks in India have traditionally focused on meeting the short and medium-term financial needs of industry, trade and agriculture. The cooperative banks primarily serve customers in the agricultural sector and small businesses in urban and semi-urban areas.

          The following table sets forth, for the periods indicated, the number of Indian commercial banks by category.

	At March 31,

	2000	2001	2002

Public sector banks	27	27	27
Old private sector banks	24	23	22
New private sector banks(1)	8	8	8
Foreign banks	42	42	40
Regional rural banks	196	196	196

Total commercial banks	297	296	293

(1)	Comprises private sector commercial banks formed after July 1993 when the Reserve Bank of India permitted the establishment of new private sector banks.

Sources: Reserve Bank of India Report on Trends and Progress of Banking in India, 2001-2002, 2000-2001, and 1999-2000.

          The geographic spread and reach of commercial banks is vast, with approximately 70% of their branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

          Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India (a government-controlled bank and today the largest bank in India) and its associates (other government-controlled banks with a regional presence) and other nationalized banks. In addition, the 196 regional rural banks are typically government-owned. Excluding the regional rural banks, the remaining public sector banks accounted for 75.3% of the assets of all commercial banks at March 31, 2002. Public sector banks compete on the basis of providing products and services through their vast branch networks and their relatively low cost of funds due to their relatively higher proportion of retail deposits.

Private Sector Banks

          At March 31, 2002, the Indian private sector banks consisted of 22 old private sector banks which existed before the July 1993 banking reforms and eight new private sector banks, including us, which began operations after July 1993. In response to the need to introduce greater competition and achieve higher productivity and efficiency in the Indian banking industry, the RBI issued guidelines in 1993 which permitted the entry of new private sector banks into the industry. At March 31, 2002, private sector banks accounted for approximately 17.4% of total assets of all commercial banks. New private sector banks, though small in number, hold over 65.2% of the total assets of all private sector banks and compete by providing efficient service, quick responses to loan applications, technology-based, cost effective solutions and innovative products and services using multiple channels of delivery.

Foreign Banks

          There were 40 foreign banks operating in India at March 31, 2002. The major foreign banks include ABN Amro, American Express Bank, Bank of America, Citibank, Deutsche Bank, Hong Kong and Shanghai Banking Corporation and Standard Chartered Grindlays Bank. At March 31, 2002, foreign banks accounted for 7.3% of total assets of commercial banks. The primary activity of most foreign banks in India has been serving corporate customers in the wholesale segment, including meeting the banking needs of their global customers who have operations in India. Some of the larger foreign banks have a significant presence in consumer finance products such as automobile finance, home loans, credit cards and household consumer finance.

Deposit and Total Asset Data

          The following table sets forth, for the periods indicated, the profile of total estimated assets and the aggregate deposit distribution in the Indian banking industry and the market share among commercial banks at March 31, 2002.

	At March 31,				Market share
					at March 31,
	2001		2002		2002

	(in billions, except percentages)
Deposits:
Public sector banks	Rs.	8,954.6	Rs.	9,687.5	77.8%
Old private sector banks		737.5		804.5	6.5
New private sector banks		628.9		889.9	7.1
Foreign banks		592.9		645.1	5.2
Regional rural banks(1)		370.3		432.2	3.4

Total	Rs.	11,284.2	Rs.	12,459.2	100.0%

Total Assets:
Public sector banks	Rs.	10,297.7	Rs.	11,557.4	72.5%
Old private sector banks		846.0		932.3	5.9
New private sector banks		787.8		1,744.5	11.0
Foreign banks		1,018.2		1,121.0	7.0
Regional rural banks		496.4		568.0	3.6

Total	Rs.	13,446.14	Rs.	15,923.2	100.0%

(1)  Figures for regional rural banks are as March 29 , 2002.

Source: Reserve Bank of India, Report on Trends and Progress of Banking in India, 2001-2002, and 2000-2001.

Other Financial Institutions

          In addition to commercial banks, a variety of financial intermediaries in the public and private sector participate in India’s financial sector, including financial institutions, non-bank finance companies, other specialized financial institutions and state-level financial institutions. The traditional boundaries between different types of financial intermediaries are becoming more blurred, and these financial intermediaries also compete with us and other commercial banks.

SUPERVISION AND REGULATION

          The main legislation governing commercial banks in India is the Banking Regulation Act. Other important legislation includes the Reserve Bank of India Act, the Negotiable Instruments Act and the Banker’s Books Evidence Act. Additionally, the RBI, from time to time, issues guidelines to be followed by the banks, under the various provisions of the Banking Regulation Act.

Reserve Bank of India Regulations

          The RBI is the central banking and monetary authority in India. Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that specific conditions are complied with, including (a) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (b) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (c) that the bank has adequate capital and earnings prospects; and (d) that the public interest will be served if the license is granted to the bank. The RBI can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

          As a licensed banking company, we are regulated and supervised by the RBI. The RBI requires us to furnish statements and information relating to our business. It has issued guidelines for commercial banks on recognition of income, classification of assets, maintenance of capital adequacy and provisioning for non-performing assets. The RBI has set up a Board for Financial Supervision, under the chairmanship of the Governor of the RBI. This Board is assisted by the Department of Financial Supervision of the RBI in supervising commercial banks and financial institutions. The appointment of the auditors of the banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Regulations Relating to the Opening of Branches

          Banks are required to obtain licenses from the RBI to open new branches. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital structure and earning prospects and the public interest. The RBI may cancel the license for violations of the conditions under which it is granted. Under the banking license granted to us by the RBI, we are required to have at least 25% of our branches located in rural/semi-urban areas. A rural area is defined to have a population of less than 10,000. A semi-urban area is defined to have a population of greater than 10,000 but less than 100,000. These population figures relate to the latest census conducted by the government of India.

Capital Adequacy Requirements

          The RBI has promulgated minimum capital adequacy standards for banks based on the guidelines of the Basle Committee on Banking Regulations and Supervisory Practices. Under these guidelines, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

          The total capital of a banking company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve in terms of Indian Income Tax Act as reduced by equity investments in subsidiaries, intangible assets, gap in provisioning and losses in the current period and those brought forward from the previous period.

          Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), investment fluctuation reserve, hybrid debt capital instruments (which combine features of both equity and debt securities), cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder) and subordinated debt with an initial maturity of not less than five years. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered as Tier 2 capital cannot exceed 50% of Tier 1 capital. A bank’s investment in Tier 2 bonds issued by other banks is subject to a ceiling of 10% of the bank’s total capital. The Banking Regulation Act does not allow banks established on or after January 15, 1937 to issue preferred equity.

          Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Financial guarantees are treated as similar to funded exposure and are subject to similar risk weighting. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50% while that for short-term self liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20%. All open foreign exchange position limits of the bank carry a 100% risk weight. Capital requirements have also been prescribed for open foreign currency exposures and open positions in gold. Investment in government and approved securities are also assigned a risk weight for market risk. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio.

The New Capital Accord

          The RBI participated in a Quantitative Impact Study (QIS) conducted by the Basel Committee to assess the impact of the new Capital Accord. A broader internal process of preparing banks for the complexity of the new Accord and the costs involved in adherence is also underway. We were one of the few banks to have participated in the initial study. The RBI forwarded its comments on the Third Consultative Paper of the New Basel Capital Accord to the Basel Committee of Banking Supervision in July 2003.

          The RBI has emphasised the need to take into account the structural characteristics of different economies as also preserving the spirit of simplicity and flexibility to ensure universal application of the New Accord.

Loan Loss Provisions and Non-Performing Assets

          In April 1992, the RBI issued formal guidelines on recognition of income, classification of assets, provisioning against assets and valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of non-performing assets under Indian GAAP. The discussion of asset quality in this prospectus is under US GAAP and the US GAAP standards applied are set forth in “Selected Statistical Information.”

          The principal features of these RBI guidelines, which have been implemented with respect to our loans, debentures, lease assets and bills, are set forth below.

Non-Performing Assets

          A non-performing asset is an asset in respect of which any amount of interest or principal has remained past due for more than two quarters. In particular, loans are not classified as non-performing until the borrower has missed two interest payments (180 days) or two principal payments (180 days). Interest in respect of non-performing assets is not recognized or credited to the income account unless collected. The RBI has announced that ending March 2004, loans should be classified as non-performing if they are 90 days past due, and that loans should require monthly interest payments.

Asset Classification

          Assets are classified as described below:

•	Standard Assets. Assets that do not have any problems or do not carry more than normal risk attached to the business.

•	Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 18 months (12 months with effect from March 31, 2005).

•	Doubtful Assets. Assets that are non-performing assets for more than 18 months and have not been written off, either wholly or partially (12 months with effect from March 31, 2005).

•	Loss Assets. Assets that are considered uncollectible and identified as a loss by us, the RBI or our external auditors.

          Renegotiated or rescheduled loans must have no past due amounts for one year after renegotiation or rescheduling for the loan to be upgraded.

Provisioning and Write-Offs

          Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•	Standard Assets. A general provision of 0.25% of loans and advances is required.

•	Sub-Standard Assets. A specific provision of 10% of the loan outstanding is required.

•	Doubtful Assets. A 100% specific provision is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third-party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 20% to 50% provision of the loan outstanding is required to be made against the secured asset as follows:

•	Up to one year: 20% provision.

•	One to three years: 30% provision.

•	More than three years: 50% provision.

•	Loss Assets. The entire asset is required to be written off or provided for.

          While the provisions as indicated above are mandatory, a higher provision in a loan account would be required if the auditors consider it necessary.

New Act relating to recovery of non performing assets

          As a part of the financial sector reforms the government of India recently promulgated a new act called Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002. The act provides banks and other lenders increased powers in the recovery of the collateral underlying against the non performing assets.

Regulations Relating to Making Loans

          The provisions of the Banking Regulation Act govern making loans by banks in India. The RBI issues directions covering the loan activities of banks. Some of the more important guidelines of RBI, which are now in effect, are as follows:

•	The RBI has prescribed norms for bank lending to non-bank financial companies.

•	Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by the board of directors. The prime lending rate is a reference or benchmark rate for banks and banks can offer loans at below prime lending rates. Separate prime lending rates can be fixed for short-term and long-term credit. Each bank should also indicate the maximum spread over the prime lending rate for all credit exposures other than consumer credit. The interest charged by banks on advances up to Rs. 200,000 to any one entity (other than most consumer banking loans) must not exceed the prime lending rate. Interest rates in specified categories of advances are regulated by the RBI.

•	The RBI has recently advocated for banks a benchmark PLR taking into account their actual cost of funds, operating expenses, a minimum margin to cover regulatory requirement of provisioning/capital charge and the profit margin. Since all other lending rates can be determined with reference to the benchmark PLR, the system of tenor-linked PLR has been proposed to be discontinued. Matter is in a consultative stage and the guidelines have not yet been finalised.

          There are guidelines on loans against shares in respect of amount, margin and purpose.

Directed Lending

          Priority Sector Lending

          The RBI has established guidelines requiring banks to lend a minimum of 40.0% of their net bank credit (total domestic loans less marketable debt instruments and exemptions permitted by the RBI from time to time; currently specified categories of deposits from non-resident Indians are exempted) to specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agro-based industries, small business enterprises and weaker sections of society.

          The RBI also has set out the minimum percentage of net bank credit that banks may direct to specific priority sectors. The minimum percentage of credit to agriculture sector is 18% and that for weaker sections is 10%. The balance can be loaned to the following:

•	Credit to small scale industrial units which are entities engaged in manufacturing, processing and providing services and whose investment in plant and machinery does not exceed Rs. 10.0 million;

•	Credit to small businesses including small road and water transport operators, retail traders and professional and other self employed persons;

•	Educational and other loans to the weaker sections of society; and

•	Direct home loans up to Rs. 1.0 million disbursed in urban and metropolitan areas and investment in bonds of National Housing Bank and Housing and Urban Development Corporation exclusively for the financing of housing;

          Any shortfall in lending to priority sector/agriculture requires contribution to the Rural Infrastructure Development Fund (RIDF) established in National Bank for Agriculture and Rural Development (NABARD). The extent of contributions to RIDF is related to the extent of shortfall in lending to priority sector/agriculture. The interest rate on these deposits is inversely related to the shortfall in agriculture lending.

          The RBI requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year towards housing finance. This can be in the form of home loans to individuals or subscription to the debentures and bonds of National Housing Bank and housing development institutions recognized by the government of India.

     Export Credit

          The RBI also requires us to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12% of our net bank credit is required to be in the form of export credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

The RBI has prescribed ceiling rates on rupee export credit linked to the relevant tenor linked PLR. Within this the banks have the freedom to charge rates below the prescribed rates. The RBI has recently deregulated the ceiling rate on export credit for certain tenors.

     Regulation Relating to Bridge Loans

          Banks may consider approval of bridge loan or interim finance to its customers for a maximum period of four months against commitments made by other financial institutions or banks only in cases where the latter lending institution faces temporary liquidity constraint. These loans are subject to the following conditions specified by the RBI:

•	the bank extending bridge loan or interim finance must obtain prior approval of other banks and financial institutions, which have approved the term loans; and

•	the approving bank must obtain a commitment from other banks and financial institutions that the latter would directly remit the amount of term loan to it at the time of disbursement.

•	Banks are also permitted to sanction bridge loans to companies for a period not exceeding one year against expected equity flows / issues. Such loans are required to be accommodated within the ceiling as may be prescribed by the RBI.

     Credit Exposure Limits

          As a prudent measure aimed at better risk management and avoidance of concentration of credit risk, the RBI has prescribed credit exposure limits for banks in respect of their lending to individual borrowers and borrower groups.

          The RBI limits exposure to individual borrowers to not more than 15% of capital funds of the bank and limits exposure to a borrower group to not more than 40% of capital funds of the bank. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an exposure of up to 50% of capital funds is allowed.

          Exposure is the aggregate of:

•	all approved fund-based limits or outstandings (whichever are higher);

•	investments in shares, debentures and commercial papers of companies and public sector undertakings; and

•	50% of approved non-fund-based limits, underwriting and similar commitments or outstandings, whichever is higher.

          The definition of capital funds for determining the exposure ceilings has been revised to include both Tier I and Tier II capital with effect from March 31, 2002.

          Our loan exposures to individual borrowers and borrower groups are within the above limits, except in some cases where we have obtained the approval of RBI for exceeding the above limits.

In addition, with effect from April 1, 2003, non-funded exposures will be valued at 100% and foreign exchange and derivative contracts will be valued at their replacement cost value in determining individual and group borrower exposures.

          To ensure that exposures are evenly spread, the RBI requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. We have fixed a ceiling of 12% on our exposure to any one industry and monitor our exposures accordingly.

Regulation Relating to Capital Markets Exposure

          The RBI has issued revised guidelines on financing by banks of equities and investments in shares. The revised guidelines place a ceiling on the overall exposure of a bank to the capital markets. The following exposures are subject to the ceiling:

•	Direct investment by a bank in equity shares, convertible bonds, debentures and units of equity-oriented mutual funds.

•	Advances against shares to individuals for investments in equity shares (including initial public offerings), bonds and debentures, units of equity-oriented mutual funds and similar securities.

•	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.

          The ceiling is equal to 5% of the bank’s total outstanding advances as reduced by the amount of bills rediscounted (including commercial paper) at March 31 of the previous year. Within this ceiling, the total investment in shares, convertible bonds and debentures and units of equity oriented mutual funds by a bank should not exceed 20% of its net worth. Non-fund based facilities and investment by banks in non-convertible debentures and other similar instruments (excluding commercial paper) should not be included in computing the total outstanding advances of the bank. Further, for purposes of computing the ceiling, direct investment in shares by banks will be calculated at the historical cost of such shares.

          Exposures subject to the ceiling will not include collateral consisting of equity shares, bonds and debentures pledged to a bank by a corporate customer, other than Non-Banking Financial Companies (NBFC), to secure a loan for working capital or other productive purposes which do not involve stock broking or investment in capital markets. Advances made by banks to individuals for personal purposes like education, housing, consumption etc. will also be outside the 5% ceiling.

          The RBI has issued revised guidelines/ clarifications regarding computation of capital market exposure, which require the bank to monitor the exposure gross of cash margins as well as exclude the amount of bills rediscounted from the total advances. Based on the revised guidelines, the bank’s capital market exposure was 4.93% as on March 31 2003 still well within the stipulated norm of 5%.

Regulations Relating to Investments

          There are no limits on the amount of investments by banks in non-convertible debt instruments. However, credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of these investments. The RBI requires that the net incremental investment by banks in equity securities, convertible bonds and debentures and units of equity oriented mutual funds cannot exceed 5% of a bank’s advances(including commercial paper) in the previous fiscal year. Further, this cannot exceed 20% of the Bank’s networth. Investments in debentures convertible into equity and equity related mutual funds are included in this 5% limit. In April 1999, the RBI, in its monetary and credit policy stated that the investment by a bank in subordinated debt instruments, representing Tier 2 capital, issued by other banks and financial institutions should not exceed 10% of the investing bank’s capital funds.

     Restrictions on Investments in a Single Company

          No bank may hold shares in any company exceeding 30% of the paid up share capital of that company or 30% of its own paid up share capital and reserves, whichever is less.

     Limit on Transactions through Individual Brokers

          The guidelines issued by the RBI require banks to empanel brokers for transactions in securities. The guidelines also require that a disproportionate part of the bank’s business should not be transacted through only one broker or a few brokers. The RBI specifies that not more than 5.0% of the total transactions through empaneled brokers can be transacted through one broker. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should ratify this action.

     Prohibition on Short Selling

          The RBI does not permit short selling of securities by banks.

     Valuation of Investments

          The RBI has issued guidelines for the valuation of investments. These guidelines require banks to classify their entire portfolio of approved securities under three categories namely “held for trading,”  “available for sale” and “held to maturity.” However, for disclosure and valuation purpose as per Indian GAAP the investments are classified under six groups (hereafter called “groups”)—government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries and joint ventures and other investments.

          The held to maturity category cannot exceed 25% of the total investments of the Bank, excluding investments classified as exceptions by the RBI and debentures in the nature of deemed advances. Securities held in the ''held to maturity’’ category would have to be valued at cost and any premium paid over face value would be amortized over the period of maturity of the instrument. Investment held under Held For Trading cannot be held for more than 90 days.

          Investments in the available for sale and held for trading categories are required to be marked to market based on market quotes or on the basis of the yield curve provided by the Fixed Income Money Market Dealers Association of India and Primary Dealers Association of India. Any net loss on the revaluation of investments of each group in the “held for trading” and “available for sale” category would have to be recognized in the income account. Net gain on revaluation of investments shall not be recognized in the income account. Banks would be able to shift investments from one category to another category only with the approval of the board of directors.

               With a view to building up of adequate reserves to guard against any possible reversal of interest rate environment in future due to unexpected developments, banks have been advised to build up Investment Fluctuation Reserve (IFR) of a minimum 5 per cent of the investment portfolio within a period of 5 years. IFR should be computed with reference to investments in two categories, viz., “Held for Trading” and “Available for Sale”. It will not be necessary to include investment under “Held to Maturity” category for the purpose of computation of IFR. However, banks are free to build up a higher percentage of IFR up to 10 per cent of the portfolio depending on the size and composition of their portfolio, with the approval of their Board of Directors. Banks should transfer maximum amount of the gains realized on sale of investment in securities to the IFR. The IFR, consisting of realized gains from the sale of investments from the two categories, viz., “Held for Trading” and “Available for Sale”, would be eligible for inclusion in Tier 2 capital as hitherto. Transfer to IFR shall be as an appropriation of net profit “below the line” after appropriation to statutory reserve.

Regulations Relating to Deposits

          The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, no bank is permitted to pay interest on current account deposits. Further, banks can pay interest of 3.5% per annum on savings deposits. In respect of savings and time deposits accepted from employees, we are permitted by the RBI to pay an additional interest of 1% over the interest payable on deposits from the public.

          Domestic time deposits can have a minimum maturity of seven days and maximum maturity of ten years. Time deposits from non-resident Indians denominated in foreign currency can have a minimum maturity of one year and maximum maturity of three years. Rupee time deposits from non-resident Indians can have a minimum maturity of six months and maximum maturity of three years.

          Starting April 1998, the RBI has permitted banks the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	Time deposits are of Rs. 1.5 million and above; and

•	Interest is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

          To arrest the strengthening of the Indian rupee as against the US dollar, the RBI has capped the interest rate to be offered to non-residents on their Indian rupee deposits at libor + 100 basis points effective September 15, 2003.

Insurance of Deposits

               Demand and time deposits of up to Rs. 100,000 accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the RBI. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations Relating to Knowing the Customer

          The RBI requires banks to open accounts only after verifying the identity of customers as to their name, residence and other details to ensure that the account is being opened by the customer in his own name. To open an account, a prospective customer requires an introduction by:

•	an existing customer who has had his own account with the bank for at least six months duration and has satisfactorily conducted that account; or

•	a well known person in the local area where the prospective customer is residing.

          If the prospective customer does not have an introducer, documents of the prospective customer, like his identity card, passport or details of bank accounts with other banks, are required to be submitted.

          With a view to safeguarding banks from being unwittingly used for the transfer or deposit of funds derived from criminal activities (both in respect of deposit and borrowal accounts) RBI has recently reinforced their earlier instructions/guidelines on “Know Your Customer” norms and “Cash transaction”. The guidelines are also applicable to foreign currency accounts/transactions. The guidelines have been issued under section 35(A) of the Banking Regulation Act, 1949 and the steps initiated in compliance with the various guidelines are required to be advised to RBI. The guidelines also envisage that the board of directors of banks should have in place adequate policies that establish procedures to verify the bona fide identification of individual/corporates opening an account.

To further plug the money laundering activities, the Income Tax authorities have mandated banks to accept cash deposits over Indian Rupees 50,000 only against the evidence of a permanent account number ( PAN ). Banks have to provide information to the revenue authorities on a periodic basis on all cash deposits done over Indian Rupees 50,000.

Legal Reserve Requirements

     Cash Reserve Ratio

          A banking company such as HDFC Bank is required to maintain a specified percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio was 5.0% as on March, 31, 2003 (4.5% effective June 14,2003). For this purpose, the following liabilities are not considered:

•	inter-bank liabilities; and

•	refinance from RBI and other institutions permitted to offer refinance to banks.

          The RBI pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and pays interest at the prevailing Bank Rate ( currently 6% per annum) on the balance.

          The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.

     Statutory Liquidity Ratio

          In addition to the cash reserve ratio, a banking company like us is required to maintain in India a specified percentage of its total demand and time liabilities by way of liquid assets like cash, gold or approved securities, such as government of India securities and state government securities. This is to maintain liquidity in the banking system. The percentage of this liquidity ratio is fixed by the RBI from time to time. Currently, the RBI requires banks to maintain a liquidity ratio of 25% on its total demand and time liabilities. For this purpose the following liabilities are not considered:

•	any advance taken from the RBI or from institutions notified in this regard; and

•	interbank liabilities to the extent of interbank assets.

Regulations for Asset Liability Management

          At present, RBI regulations for asset liability management require banks to draw up two types of asset-liability gap statements separately for rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated or anticipated re-pricing date, or maturity date. These statements have to be submitted to the RBI on a quarterly basis. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI requires banks to manage their asset-liability structure so that the negative liquidity gap in the one to 14 day and 15 to 28 day time periods does not exceed 20% of the cash outflows in these time periods.

Foreign Currency Dealership

          RBI has granted us a full authorized dealers’ license to deal in foreign exchange through our designated branches. Under this license, we have been granted permission to:

•	engage in foreign exchange transactions in all currencies;

•	open and maintain foreign currency accounts abroad;

•	raise foreign currency and rupee-denominated deposits from non resident Indians;

•	grant foreign currency loans to on-shore and off-shore corporations;

•	open documentary credits;

•	grant import and export loans;

•	handle collection of bills, funds transfer services;

•	issue guarantees; and

•	enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents.

          Our foreign exchange operations are subject to the guidelines specified by the RBI in the Foreign Exchange Management Act, (FEMA), 2000. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the ground rules relating to foreign exchange business in India.

          Authorized dealers such as HDFC Bank are required to determine their limits on open positions and maturity gaps in accordance with RBI guidelines and these limits are approved by the RBI. Further, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to specific conditions.

Statutes Governing Foreign Exchange and Cross Border Business Transactions

          The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of Foreign Exchange Management Act. All branches should monitor all non-resident accounts to prevent money laundering. These transactions are regulated by the Foreign Exchange Management Act, (FEMA), 2000 and will be regulated by the Prevention of Money Laundering Act, once it is put in force.

Requirements of Banking Regulation Act

     Reserve Fund

          Any bank incorporated in India is required to create a reserve fund to which not less than 25% of the profits of each year before dividends must be transferred. If there is an appropriation from this account, the bank is required to report the same to the RBI within 21 days, explaining the circumstances leading to the appropriation.

     Restrictions on Payment of Dividends

          The Banking Regulation Act requires that a bank shall pay dividends on its shares only after all its expenses capitalized under Indian GAAP (including preliminary expenses, organization expenses, share selling commission, brokerage on public offerings, amounts of losses and any other item of expenditure not represented by tangible assets) have been written off.

          Prior approval of the RBI is required for a dividend payment above 25% of par value of a company’s shares or for an interim dividend payment.

          The government of India may, on recommendation of the RBI, exempt a bank from requirements relating to its reserve fund and the restrictions on dividend payments.

     Restriction on Share Capital and Voting Rights

          Banks can issue only ordinary shares. Banks incorporated before January 15, 1937 can also issue preference shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 10% of total voting rights of all the shareholders of the banking company.

     Restriction on Transfer of Shares

          RBI approval is required before we can register the transfer of shares for an individual or group which acquires 5.0% or more of our total paid up capital.

     Regulatory Reporting and Examination Procedures

          The RBI is empowered under the Banking Regulation Act to inspect a bank. The RBI monitors prudential parameters at quarterly intervals. The results of these inspections are provided to the bank, but are required by law to be kept confidential. To this end and to enable off-site monitoring and surveillance by the RBI, the banks are required to report to the RBI on financial and operating measures such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited balance sheet / statement of income for each month/quarter;

•	asset quality;

•	concentration of exposures;

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

          The RBI also conducts periodical on-site inspections on matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We have been subject to the on-site inspection by the RBI at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the report with our management team including our chief executive officer.

          The RBI also conducts on-site supervision of our selected branches with respect to their general operations and foreign exchange related transactions.

     Penalties

          The RBI can impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty can be a fixed amount or be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

     Assets to be Maintained in India

          Every bank is required to ensure that its assets in India (including import-export bills drawn in India and RBI approved securities, even if the bills and the securities are held outside India) are not less than 75% of its demand and time liabilities in India.

     Secrecy Obligations

          Our obligations relating to maintaining secrecy arise out of common law principles governing our relationship with our customers. We cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

•	where disclosure is required to be made under any law;

•	where there is an obligation to disclose to the public;

•	where we need to disclose information in our interest; and

•	where disclosure is made with the express or implied consent of the customer.

          We are required to comply with the above in furnishing any information to any parties. We are also required to disclose information if ordered to do so by a court. The RBI may, in the public interest, publish the information obtained from the bank.

Appointment and Remuneration of our Chairman, Managing Director and other Directors

          We require prior approval of the RBI to appoint our chairman and managing director and any other directors and to fix their remuneration. The RBI is empowered to remove the appointee on the grounds of public interest or the interest of depositors or to ensure the proper management of the bank. Further, the RBI may order meetings of the bank’s board of directors to discuss any matter in relation to the bank, appoint observers to these meetings and in general may make changes to the management as it may deem necessary and can also order the convening of a general meeting of the company to elect new directors.

          RBI has recently issued guidelines relating to salary and other remuneration payable to the Chairman, Managing Director and Whole Time Directors of new Private Sector Banks. Pursuant to these guidelines, the RBI has permitted banks to fix the performance bonus payable to the Managing Director / Whole Time Directors on either of the two criteria:

(a)  upto a maximum of 25% of the salary; or

(b)  the average bonus paid to the officers / employees. The average bonus paid to officers / employees is calculated by dividing the total salary bill by the total bonus paid to them.

     Securities and Exchange Board of India Regulations and Guidelines

          The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. We are subject to Securities and Exchange Board of India regulations in respect of our activities as agents for collecting subscriptions to public offerings of securities made by other companies. These regulations provide for registration with the Securities and Exchange Board of India for each of these activities, the functions, responsibilities and a code of conduct applicable for these activities.

Finance Act 2003

          The recent Finance Act 2003 made some changes in the tax laws, which may have an effect on our business. The statutory tax rates ( including surcharge) for companies has been hiked from 35.7% in fiscal year ended March 2003 to 36.75% for the fiscal ended March 2004. Further any amount declared, distributed or paid by a domestic company by way of dividends on or after April 1, 2004 shall be charged to additional income tax @12.5% and such dividend will be exempt in hands of the recipient. The Finance Act 2003 also

•	Exempted Long-term capital gains arising from transfer of listed shares acquired on or after March 1, 2003 but before March 1, 2004.

•	Provided for a further deduction to banks in respect of provision for bad and doubtful debts.

•	Provided that Business loss and depreciation of hotels and banking companies can be carried forward upon their amalgamations.

•	Individuals required to be non-resident in India for at least 9 years out of the 10 years preceding the relevant year to qualify as not ordinarily resident.

•	Certain changes in the provision relating to disallowance in respect of certain payments to non-residents without deduction of tax at source.

Regulations Relating to Setting up of Off-shore Banking Units

The Government of India introduced Special Economic Zones (SEZs) with a view to providing an internationally competitive and a hassle-free environment for export production. Offshore Banking Units (OBUs) have now been permitted to be set up in SEZs. These units would be virtually foreign branches of Indian banks but located in India. These OBUs, inter alia, would be exempted from cash reserve requirements and would be able to provide finance to SEZ units and SEZ developers at international rates of interest.

Corporate Debt Restructuring Framework

     Corporate Debt Restructuring (CDR)

RBI has put in place a CDR framework for restructuring of debt of viable corporates facing problems. The framework, which is expected to come in force during the current fiscal year, envisages that for debt amounts of Rs. 200 million and above referred by lenders/borrowers to the CDR cell, lenders holding greater than 75% of the referred debt can decide to restructure the referred debt and such a decision would be binding on the remaining 25% or less of the lenders even if they do not agree to the restructuring. This could force us to agree to a long-drawn restructuring of debt, in preference to foreclosure of security or a one-time settlement, which has generally been our practice, hitherto.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

          There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

Restrictions on Sale of the Equity Shares underlying the ADSs and for Repatriation of Sale Proceeds

          ADSs issued by Indian companies to non-residents have free transferability outside India. However, under Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying the ADSs (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. Contrary to prior regulations, an investor who surrenders an ADS and withdraws equity shares may be entitled to redeposit those equity shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding equity shares purchased by a non-resident on the local stock exchange and issue ADSs representing those equity shares. However in each case, the aggregate number of equity shares redeposited or deposited by such persons cannot exceed the number represented by ADSs converted into underlying equity shares.

               Pursuant to the announcement of the Finance Minister in the Budget for fiscal 2002, the RBI has issued a notification inter-alia permitting Indian companies to sponsor ADR/GDR issues against shares held by its shareholders at a price to be determined by the lead manager. Investors who seek to sell in India any equity shares (other than a sale on a stock exchange or in connection with an offer made under the takeover regulations) withdrawn from the depositary facility and to convert the rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will, subject to the foregoing, have to obtain RBI approval for each transaction.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

          The government of India regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act, 1999. The Foreign Exchange Management Act, 1999, when read together with a series of regulations issued thereunder by the RBI, which permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

          The Foreign Exchange Management Act permits most transactions involving foreign exchange except those prohibited or restricted by the RBI. The Foreign Exchange Management Act has eased restrictions on current account transactions. However, the RBI continues to exercise control over capital account transactions (i.e., those that alter the assets or liabilities, including contingent liabilities, of persons). The RBI has issued regulations under the Foreign Exchange Management Act to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

          The RBI has issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue provided that the issuer is eligible to issue ADSs pursuant to the guidelines issued by the Ministry of Finance and has the necessary approval from the Foreign Investment Promotion Board.

          Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

•	Under the foreign direct investment route, foreign investors may own our equity shares only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis;

•	Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs or GDRs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. With a view to liberalizing the operational procedures, the government of India’s Ministry of Finance and the RBI have granted a general approval to ADS or GDR issues, subject to specified restrictions; and

•	Under the portfolio investment route, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the RBI, non-resident Indians, subject to a resolution of the Board of Directors and a special resolutions of the shareholder ; may be permitted to own in the aggregate up to 49% of our equity shares that are not represented by ADSs or GDRs; no single foreign institutional investor may own more than 10% of our equity shares and no single non-resident Indian may own more than 5% of our total equity shares.

          Foreign direct investment currently amount to 13.25% of our equity shares as of March 31, 2003.

          As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In our ADS offering, we obtained the approval of the relevant stock exchanges and the Foreign Investment Promotion Board. We were not required to obtain the prior approval of the RBI.

          Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the portfolio investment limitations mentioned above. The application of these limitations, however, is not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require government of India approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors, non-resident Indians and overseas corporate bodies would be required.

               Further, if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15% of our total equity, you would be required to make a public offer to the remaining shareholders under the Takeover Code.

USE OF PROCEEDS

          On July 20, 2001, we completed our initial public offering outside India, which consisted of 12,472,884 ADSs (which included the underwriters’ overallotment option of 1,626,898 ADSs, which was exercised in full), each ADS representing three of our equity shares, par value Rs. 10 per equity share. Our registration statement on Form F-1 (File No. 333-13718) for this offering was declared effective by the SEC on July 19, 2001. All the securities registered were sold and the offering has terminated. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated were the joint global coordinators and joint bookrunners for the offering.

               The ADSs were offered at an initial price to public of US$13.83 per ADS, for a total amount of US$172.5 million. The underwriters’ discount amounted to US$6.9 million. Expenses from the offering, not including the underwriters’ discount, were borne by the underwriters and depositary. The net offering to us, after deducting expenses and the underwriters’ discount, were approximately US$165.6 million.

               The net proceeds were used by us and deployed in our core banking businesses.

               None of the net proceeds were used to make payments to our directors, officers, 10% holders, or affiliates nor did any of the expenses constitute such payments.

ADDITIONAL INFORMATION

          In accordance with the Securities Act, we filed with the Securities and Exchange Commission a registration statement on Form F-1, which includes relevant exhibits and schedules with respect to the ADSs and the underlying equity shares issued in our initial public offering. The registration statement, including its exhibits and schedules, may be inspected without charge at the principal office of the Securities and Exchange Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the regional offices of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

          Copies of this material may also be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
HDFC Bank Limited:

     We have audited the accompanying balance sheets of HDFC Bank Limited (the “Bank”) as of March 31, 2002 and 2003, and the related statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2003. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Bank as of March 31, 2002 and 2003, and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

     As described in Note 2 (a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted for banks in India, which form the basis of the Bank’s general purpose financial statements.

/s/ DELOITTE HASKINS & SELLS

CHARTERED ACCOUNTANTS
Mumbai, India
April 15, 2003

HDFC BANK LIMITED
BALANCE SHEETS
As of March 31, 2002 and 2003

	As of March 31,

	2002		2003		2003

	(In millions)
ASSETS:
Cash and cash equivalents	Rs.	34,590.6	Rs.	23,944.9	US$	503.8
Term placements		—		7,747.4		163.0
Investments held for trading, at market		3,837.6		3,976.1		83.7
Investments available for sale, at market		80,320.6		98,929.2		2,081.4
Investments held to maturity, at amortized cost		35,429.9		38,426.7		808.5
Securities purchased under agreements to resell		2,823.5		—		—
Loans (net of allowance of Rs 1,605.9 and Rs 1,866.7, respectively)		71,528.9		118,299.9		2,488.9
Accrued interest receivable		4,084.0		6,283.8		132.2
Property and equipment		3,658.1		5,277.5		111.0
Other assets		6,759.0		8,955.2		188.4

Total assets	Rs.	243,032.2	Rs.	311,840.7	US$	6,560.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities
Interest-bearing deposits	Rs.	134,336.3	Rs.	174,250.4	US$	3,666.1
Non-interest bearing deposits		42,201.8		49,509.6		1,041.6

Total deposits		176,538.1		223,760.0		4,707.7
Securities sold under repurchase agreements		643.9		4,600.0		96.8
Short-term borrowings		21,600.3		21,579.6		454.0
Accrued interest payable		4,178.5		6,897.3		145.1
Long-term debt		2,157.9		2,116.0		44.5
Accrued expenses and other liabilities		15,852.6		26,774.7		563.5

Total liabilities		220,971.3		285,727.6		6,011.6

Contingencies (See Note 25)		—		—		—
Shareholders’ equity:
Equity shares: par value—Rs.10 each; authorized 450,000,000 shares; issued and outstanding 279,032,838 shares and 279,718,938 shares, respectively		2,790.3		2,797.2		58.8
Additional paid in capital		11,679.1		11,758.9		247.4
Advance received pending allotment of shares		—		146.5		3.1
Retained earnings		4,684.8		6,532.1		137.4
Statutory reserve		2,280.9		3,249.9		68.4
Deferred stock based compensation		(198.2)		(60.2)		(1.3)
Accumulated other comprehensive income		824.0		1,688.7		35.5

Total shareholders’ equity		22,060.9		26,113.1		549.3

Total liabilities and shareholders’ equity	Rs.	243,032.2	Rs.	311,840.7	US$	6,560.9

See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF INCOME
For each of the years ended March 31, 2001, 2002 and 2003

	Years ended March 31,

	2001		2002		2003		2003

	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	4,898.1	Rs.	6,130.7	Rs.	7,805.3	US$	164.2
Trading account		—		218.7		478.9		10.1
Securities, including dividend		6,355.9		7,947.7		9,907.2		208.4
Other		1,307.5		2,150.9		1,233.4		25.9

Total interest revenue		12,561.5		16,448.0		19,424.8		408.6

Interest expense:
Deposits		6,390.8		9,158.5		10,631.3		223.7
Short-term borrowings		947.1		1,328.1		973.1		20.5
Long-term debt		235.5		275.9		297.6		6.3

Total interest expense		7,573.4		10,762.5		11,902.0		250.5

Net interest revenue		4,988.1		5,685.5		7,522.8		158.1
Allowance for credit losses, net		247.0		451.6		741.5		15.6
Net interest revenue after allowance for credit losses		4,741.1		5,233.9		6,781.3		142.5
Non-interest revenue, net:
Fees and commissions		1,302.1		1,620.5		2,306.4		48.5
Trading account gains, net		—		600.9		507.8		10.7
Realized (losses)/ gains on sales of available for sale securities, net		(74.2)		344.4		721.7		15.2
Foreign exchange transactions		252.5		391.4		445.3		9.4
Derivative transactions		146.0		249.7		501.9		10.6
Other, net		0.7		8.2		37.0		0.8

Total non-interest revenue, net		1,627.1		3,215.1		4,520.1		95.2

Total revenue, net		6,368.2		8,449.0		11,301.4		237.7

Non-interest expense:
Salaries and staff benefits		918.5		1,184.6		1,661.2		35.0
Premises and equipment		656.5		913.8		1,343.6		28.3
Depreciation and amortization		538.8		675.7		1,052.4		22.1
Administrative and other		1,048.7		1,421.9		2,000.7		42.1

Total non-interest expense		3,162.5		4,196.0		6,057.9		127.5

Income before income tax		3,205.7		4,253.0		5,243.5		110.2
Income tax		1,065.1		1,294.6		1,729.7		36.4

Net income	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8	US$	73.8

Per share information: (see note 28)
Earnings per equity share—basic	Rs.	8.97	Rs.	11.10	Rs.	12.57	US$	0.26
Earnings per equity share—diluted	Rs.	8.87	Rs.	11.04	Rs.	12.51	US$	0.26
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic		—	Rs.	33.30	Rs.	37.71	US$	0.78
Earnings per ADS—diluted		—	Rs.	33.12	Rs.	37.53	US$	0.78

See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF CASH FLOWS
For each of the years ended March 31, 2001, 2002 and 2003

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Cash flows from operating activities:
Net income	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8	US$	73.8
Adjustment to reconcile net income to net cash provided by operating activities
Allowance for credit losses		247.0		451.6		741.5		15.6
Depreciation and amortization		538.8		675.7		1,052.4		22.1
Amortization of deferred stock based compensation		135.0		89.8		138.0		2.9
Amortization of deferred acquisition costs		14.9		46.7		66.3		1.4
Amortization of investments		—		499.2		761.6		16.0
Provision for deferred income taxes		15.7		(105.6)		(102.8)		(2.2)
Accrued interest income		(688.7)		(1,774.1)		(2,199.9)		(46.2)
Net realized (gain)/ loss on sale of available for sale securities		74.2		(344.4)		(721.7)		(15.2)
Accrued interest expense		1,896.5		1,214.8		2,718.6		57.3
Loss/(gain) on disposal of property and equipment, net		6.0		8.1		(10.8)		(0.2)
Net change in:
Other assets		(1,933.8)		347.5		(2,406.2)		(50.6)
Other liabilities		4,328.7		4,340.9		11,075.2		233.0
Trading account assets		—		(3,837.6)		(138.5)		(2.9)

Net cash provided by operating activities		6,774.9		4,571.0		14,487.5		304.8

Cash flows from investing activities:
Net change in term placements		—		—		(7,747.4)		(163.0)
Activity in available for sale securities:
Purchases		(157,509.6)		(300,993.8)		(382,916.3)		(8,056.3)
Proceeds from sales		133,665.8		243,462.6		341,254.1		7,179.8
Maturities, prepayments and calls		12,430.5		25,514.1		24,209.6		509.4
Activity in held to maturity securities:
Purchases		—		(23,281.5)		(56,274.0)		(1,184.0)
Maturities, prepayments and calls		—		10,213.3		52,896.0		1,112.9
Net change in repos and reverse repos		(2,463.4)		(722.7)		6,779.6		142.6
Increase in loans originated, net of principal collections		(15,271.7)		(20,897.3)		(47,512.5)		(999.6)
Additions to property and equipment		(1,150.7)		(1,682.6)		(2,533.5)		(53.3)
Proceeds from sale or disposal of property and equipment		16.9		101.0		16.2		0.3

Net cash used in investing activities		(30,282.2)		(68,286.9)		(71,828.2)		(1,511.2)

Cash flows from financing activities:
Net increase in deposits		32,303.9		59,957.0		47,221.9		993.5
Net increase/(decrease) in short-term borrowings		936.5		4,929.1		(20.7)		(0.4)
Proceeds from issuance of long-term debt		595.6		—		—		—
Repayments of long-term debt		(95.0)		(62.7)		(41.9)		(0.9)
Proceeds from issuance of equity shares and ADSs		57.0		7,890.6		86.7		1.8
Proceeds from application received for shares pending allotment		—		—		146.5		3.1
Payment of dividends and dividend tax		(351.5)		(528.6)		(697.5)		(14.7)

Net cash provided by financing activities		33,446.5		72,185.4		46,695.0		982.4

Net change in cash		9,939.2		8,469.5		(10,645.7)		(224.0)
Cash and cash equivalents, beginning of year		16,181.9		26,121.1		34,590.6		727.8

Cash and cash equivalents, end of year	Rs.	26,121.1	Rs.	34,590.6	Rs.	23,944.9	US$	503.8

Supplementary cash flow information:
Interest paid	Rs.	5,641.0	Rs.	9,547.7	Rs.	9,183.4	US$	193.2
Income taxes paid	Rs.	1,426.8	Rs.	1,487.0	Rs.	2,374.7	US$	50.0
Supplementary information on non cash transactions:
Investments transferred from available for sale to held to maturity category	Rs.	—	Rs.	22,627.0	Rs.	—	US$	—
Investments transferred from held to maturity to available for sale category	Rs.	—	Rs.	—	Rs.	450.0	US$	9.5
Investments transferred from held to trading to available for sale category	Rs.	—	Rs.	—	Rs.	1,162.3	US$	24.5

See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY
For each of the years ended March 31, 2001, 2002 and 2003

						Advance
						received								Accumulated
		Equity		Additional		pending						Deferred		other		Total
	Number of	share		paid in		allotment		Retained		Statutory		stock based		comprehensive		Shareholders’
	equity shares	capital		capital		of shares		earnings		reserve		compensation		income (loss)		equity

	(In millions, except for equity shares)
Balance at March 31, 2000	238,130,261	Rs.	2,381.3	Rs.	3,916.2	Rs.	—	Rs.	1,733.8	Rs.	1,013.0	Rs.	(198.7)	Rs.	(102.3)	Rs.	8,743.3
Shares purchased by EWT Plan (See Note 19)	(48,375)		(0.5)		(9.5)												(10.0)
Shares issued upon exercise of options	1,656,400		16.5		50.5												67.0
Net income									2,140.6								2,140.6
Dividends, including dividend tax									(351.5)								(351.5)
Amortization of deferred stock based compensation													135.0				135.0
Transfer to statutory reserve									(525.3)		525.3						—
Unrealized gain on available for sale securities, net															35.4		35.4

Balance at March 31, 2001	239,738,286		2,397.3		3,957.2		—		2,997.6		1,538.3		(63.7)		(66.9)		10,759.8
Shares issued upon exercise of options	1,875,900		18.8		68.3												87.1
Shares issued as ADSs upon IPO in the United States (See Note 20)	37,418,652		374.2		7,429.3												7,803.5
Net income									2,958.4								2,958.4
Dividends, including dividend tax									(528.6)								(528.6)
Stock options issued					224.3								(224.3)				—
Amortization of deferred stock based compensation													89.8				89.8
Transfer to statutory reserve									(742.6)		742.6						—
Unrealized gain on available for sale securities, net															890.9		890.9

Balance at March 31, 2002	279,032,838		2,790.3		11,679.1		—		4,684.8		2,280.9		(198.2)		824.0		22,060.9
Shares issued upon exercise of options	686,100		6.9		79.8												86.7
Net income									3,513.8								3,513.8
Dividends, including dividend tax									(697.5)								(697.5)
Advance paid pending allotment of shares							146.5										146.5
Amortization of deferred stock based compensation													138.0				138.0
Transfer to statutory reserve									(969.0)		969.0
Unrealized gain on available for sale securities, net															864.7		864.7

Balance at March 31, 2003	279,718,938	Rs.	2,797.2	Rs.	11,758.9	Rs.	146.5	Rs.	6,532.1	Rs.	3,249.9	Rs.	(60.2)	Rs.	1,688.7	Rs.	26,113.1

Balance at March 31, 2003		US$	58.8	US$	274.4	US$	3.1	US$	137.4	US$	68.4	US$	(1.3)	US$	35.5	US$	549.3

See accompanying notes to financial statements

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS

1. The Bank

     HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulations Act, 1949. The Bank’s shares are listed on The Stock Exchange, Mumbai, the National Stock Exchange, India, The Stock Exchange, Ahmedabad and its ADSs are listed on the New York Stock Exchange.

     The Bank’s largest shareholder is HDFC Limited, who controls 24.4% of the Bank’s equity. The India Private Equity Fund (Mauritius) and Indocean Financial (Holding) Ltd., both funds advised by Indocean Chase Capital Advisors (the Indian affiliate of J.P. Morgan Partners), have a combined stake of 5.5 % of the Bank’s equity. The balance of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

     The Bank provides a wide range of traditional banking and financial services including corporate lending, trade finance, cash management, corporate finance advisory services, foreign exchange, retail lending, credit cards and custodial and depositary services. In addition, the Bank trades in debt and equity securities and derivatives on its own account.

2. Summary Of Significant Accounting Policies

a. Basis of presentation and consolidation

     The Bank does not have any subsidiaries. Entities where the Bank controls between 20% to 50% of the voting stock of the investee company are considered affiliates and are accounted for using the equity method.

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively Indian GAAP), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses; valuation of investments; accounting for: deferred income taxes, stock based compensation, retirement benefits and affiliates, and the presentation and format of the financial statements and related notes.

b. Use of Estimates

     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses and the valuation of unlisted investments.

c. Cash and cash equivalents

     The Bank considers all highly liquid financial instruments, which are readily convertible into cash and have original maturities of three months or less on the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

d. Intangible assets

     The Bank capitalizes the cost of purchased goodwill.

     Until March 31, 2001, the Bank amortized the cost of goodwill on a straight-line basis over its estimated useful life.

     With effect from April 1, 2001, the Bank adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, and ceased to amortize the remaining unamortized cost at March 31, 2001 of goodwill that arose on the acquisition of Times Bank Limited. In accordance with the two step methodology required by SFAS No. 142, the Bank tests the carrying value of goodwill for impairment annually on March 31 or upon the occurrence of triggering event.

     The adoption of SFAS No. 142 resulted in an increase in net income for the year ended March 31, 2002 of Rs. 6.7 million.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

e. Customer acquisition costs

     Customer acquisition costs principally consist of commissions paid to third party referral agents who obtain retail loans and are deferred and amortized as a yield adjustment over the life of the loans. Advertising and marketing expenses incurred to solicit new business are expensed as incurred.

f. Investments in securities

     The Bank accounts for its investments in securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires that investments in debt and equity securities be reported at fair value, except for debt securities classified as held to maturity securities, which are reported at amortized cost.

     Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value, with changes in fair value recorded in earnings.

     Debt securities which management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost.

     Securities with readily determinable fair values that are not classified as held to maturity or trading are classified as available for sale and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

     Declines in the fair values of held to maturity and available for sale securities below their cost that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the value of the investment.

     Investments consist of government securities, other debt and equity securities and credit substitute securities.

     Credit substitute securities are typically comprised of commercial paper, short term debentures and preference shares issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Bank with the issuer. Fair values for such securities are estimated based on present values at current interest rates for such instruments.

     Estimates of any declines in the fair values of such securities that are other than temporary are measured on a case by case basis together with loans under the overall program to those customers and recognized as realized losses. As the Bank’s exposures to such securities are similar to its exposures on its loan portfolio, additional disclosures have been provided on the maturity profile and impairment status in Note 8 and on concentrations of credit risk in Note 11.

     All other securities are actively managed as a part of the Bank’s treasury operations and are held primarily to meet the Bank’s statutory and regulatory requirements. The issuers of such securities are either the government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated. Fair values for such securities are based on market quotations.

     As of March 31, 2001 all securities were classified as available for sale. With effect from April 1, 2001, the Bank transferred securities with a fair value of Rs. 22,627.0 million to the held to maturity category.

     During the fiscal year ended March 31,2003 the Bank transferred securities with an amortized cost of Rs 450.0 million at a fair value of 409.9 million from the held to maturity to available for sale category and securities with a fair value of Rs. 1,112.7 million from the trading to available for sale category.

g. Loans

     The Bank grants commercial and consumer loans to customers. Commercial loans are made to customers as either short or medium term loans, cash credit facilities or bills discounting. Cash credit facilities are revolving credits provided to customers which are secured by working capital such as inventory or accounts receivable. Bills discounting consists of short term loans that are secured by bills of exchange that have been accepted by the Bank’s customers or drawn on another bank.

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses.

     Loans are reported at the principal amount outstanding, inclusive of interest accrued and due. Interest is accrued on the unpaid principal balance and is included in interest income. Loans are placed on “non-accrual” status when interest or principal payments are two quarters past due, at which time no further interest is accrued and overdue interest is written off against interest income. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. To the extent that interest is accrued on loans that are more than one quarter overdue but not yet considered for “non-accrual” status, the Bank considers the collectibility as a part of the allowance for credit losses (see below). In accordance with RBI guidelines with effect from March 31, 2004, loans shall be placed on “non-accrual” status when interest or principal payments are one quarter overdue.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

h. Allowance for credit losses

     The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of specific and unallocated components. The allowance for credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Credit losses are charged against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, are credited to the allowance.

     The Bank evaluates its entire credit portfolio on a periodic basis and grades its accounts considering both qualitative and quantitative criteria. Non homogeneous loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

     Impairment is measured for each non homogeneous loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the net realizable value of the collateral if the loan is collateral dependent.

     Non-homogenous loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

     For loans made where marketable securities are held as collateral, the Bank monitors margin positions of customers based on the market price of the underlying collateral. To the extent that declines in the market value of the collateral cause the Bank’s margin to be eroded, the Bank generally calls for additional margin to be deposited by the customer to restore the loan to value ratio to an acceptable level. In the event that the customer does not meet such margin calls within a short time frame, the Bank gives notice of its intent to liquidate the collateral. After the notice period, subject to market conditions, the Bank sells the underlying collateral. The Bank recognizes as a realized loss any shortfall between the proceeds realized and the carrying value of the loan.

     At each reporting date, the Bank stratifies its loans against securities portfolio based on loan to value ratios computed using current market prices for the collateral. The probability of loss increases with increased loan to value ratios and with increased volatility in the equities markets. The Bank establishes a specific allowance for the shortfall in collateral for all loans where the loan to value ratio exceeds 100% and it is probable that the borrower will not repay the full amount of the outstanding principal or interest. Additionally, the Bank also establishes an unallocated allowance for credit losses using loss factors for loans which fall into a high risk loan to value strata based on historical losses incurred in each such strata in the last 3 years.

     Retail loans other than loans made with shares as collateral are comprised of large groups of smaller balance homogeneous loans. Such loans are collectively evaluated for impairment and an unallocated allowance is established using a historical default rate determined separately for each class of loan. The Bank does not separately identify individual retail consumer loans for impairment disclosures. Additionally, the Bank provides a specific allowance for loan losses for retail loans that have payment arrears of two quarters or more in an amount equivalent to the outstanding principal and interest balance.

     Loans include aggregate rentals on finance lease transactions, net of related unearned income and security deposits collected from the lessee. Unearned income is recognized as income using the internal rate of return method over the primary period of the lease. Income on non-performing leases is recognized on the same basis as non-performing loans.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

i. Property and equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of fixed assets on a straight-line basis at the following rates:

	Rate of depreciation Years ended March 31,

Type of Asset	2001	2002	2003

Buildings	1.61%	1.61%	1.61%
Leasehold improvements	Over the period of lease	Over the period of lease	Over the period of lease
ATMs	12.50%	12.50%	12.50%
VSAT terminals	10.00%	10.00%	10.00%
Office equipment	16.21%	16.21%	16.21%
Computer equipment	33.33%	33.33%	33.33%
Motor cars	25.00%	25.00%	25.00%
Software	25.00%	25.00%	25.00%

     In fiscal 2001, the Bank revised its estimates of useful lives for certain assets. The revised depreciation rates have been accounted for prospectively, and resulted in a net increase in depreciation expense of Rs. 48.6 million in the year ended March 31, 2001.

j. Impairment or disposal of long lived assets

     Whenever events or circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Bank subjects such long lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Bank recognizes an impairment loss estimated as the difference between fair value and the carrying value.

     In October 2001, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 144, “Accounting for the impairment or disposal of long-lived assets”. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in the continuing operations or in discontinued operations. Under this standard, discontinued operation may no longer be measured at net realizable value or include amounts for operation losses that have not yet occurred.

     The Bank adopted SFAS No. 144 with effect from April 1, 2002, with no material impact on its results of operations, financial position or cash flows.

k. Foreclosed or repossessed assets

     Assets acquired through or in lieu of foreclosure or through repossession are generally held for sale and initially recorded at fair value on the date of foreclosure or repossession. On subsequent dates, such assets are periodically evaluated by management for changes in fair value, and are carried at the lower of the fair value on the date of foreclosure or repossession and the net realizable value on the balance sheet date. Net realizable value represents the anticipated sale price less the estimated costs of disposal. Revenues and expenses from the operation of such assets and changes in the fair value are included in earnings.

l. Income tax

     Income tax comprises the current tax provision and the net change in the deferred tax asset or liability in the year.

     Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognized subject to management’s judgement that realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

m. Financial instruments

     The Bank enters into forward exchange contracts and currency swaps with its corporate clients (See below in Note 2(w)). The Bank also enters into interest rate swaps with its corporate clients as well as for trading purposes. Interest rate swaps are accounted for at their fair value based on the yield curve of the transaction with changes in fair value recognized in earnings.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

n. Retirement benefits

   Gratuity

     In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan covering all eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees and managed by the Life Insurance Corporation of India (“LIC”) in an amount notified by the LIC. The Bank accounts for the liability for future gratuity benefits in accordance with SFAS No. 87, Employers’ Accounting for Pensions, based on an external actuarial valuation carried out annually.

   Superannuation

     Employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary to the LIC, who administer the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred.

   Provident fund

     In accordance with Indian law, all employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of employee’s salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and any shortfall between the government specified rate and the rate at which employees are credited, and recognizes such contributions as an expense in the year incurred.

o. Revenue recognition

     Interest income from loans and from investments in finance leases is recognized on an accrual basis when earned except in respect of loans or finance leases placed on non-accrual status, where it is recognized when received. The Bank generally does not charge up front loan origination fees. Nominal application fees are charged which offset the related costs incurred.

     Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

     Dividends are recognized when declared.

     Realized gains and losses on sales of securities are recorded on the trade date and are determined using the weighted average cost method.

     Other fees and income are recognized when earned, which is when the service that results in the income has been provided.

     Provision for credit card reward points is based on their expected redemption value as per prevailing market practice.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

p. Foreign currency transactions

     The Bank’s functional currency is the Indian rupee. Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on foreign currency transactions are included in the determination of net income.

q. Stock Based Compensation

     The Bank has elected to use the intrinsic value method specified under APB Opinion No. 25 to account for the compensation cost of stock options and awards granted to employees of the Bank. The Bank uses the fair value approach for any options that are granted to individuals who do not qualify as employees in accordance with FASB Interpretation No. 44. Pro forma disclosures required by SFAS No. 123, as amended by SFAS 148, have been provided in Note 19.

r. Debt issuance costs

     Issuance costs of long-term debt are amortized over the tenure of the debt.

s. Dividends

     Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act requires the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve. Accordingly, in certain years, the net income reported in these financial statements may not be fully distributable. As of March 31, 2003, the amount available for distribution is Rs. 13,977 million. Dividends for the years ended March 31, 2001, 2002 and 2003 were Rs. 2.00, Rs. 2.50 and Rs. 3.00 per equity share, respectively.

t. Earnings per share

     The Bank reports basic and diluted earnings per equity share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per equity share has been computed by dividing net income by the weighted average number of equity shares outstanding for the period. For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued shares even if the administrative formalities of allocating equity shares have not been completed. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method for options, except where the result would be anti dilutive. The Bank also reports basic and diluted earnings per ADS, where each ADS represents three equity shares. Earnings per ADS have been computed as earnings per equity share multiplied by the number of equity shares per ADS. A reconciliation of the number of shares used in computing earnings per share has been provided in Note 28.

u. Comprehensive Income

     The Bank reports comprehensive income in accordance with SFAS No.130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Unrealized gains and losses on available for sale securities along with net income are components of comprehensive income. Details on comprehensive income have been provided in Note 29.

v. Segment information

     The Bank operates in three segments, namely wholesale banking, retail banking and treasury services. Segment-wise information has been provided in Note 24.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

w. Derivative Financial Instruments

     The Bank adopted SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No 133, with effect from April 1, 2001. In doing so, the Bank did not incur any transition adjustments to earnings.

     In accordance with the above standards, the Bank recognizes all derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them at fair value, unless those instruments qualify to be accounted for as hedge contracts. For a derivative not designated as a hedging instrument, changes in fair value are recognized in net income in the period of change.

     Certain forward exchange contracts and currency swaps qualify as a hedge of the foreign currency exposure of a foreign currency denominated transaction. SFAS No. 133 provides for matching the timing of the recognition of the gain or loss on such hedge contracts with the recognition of the changes in the fair value of the item being hedged in net income.

     The Bank enters into forward exchange contracts or currency swaps with its customers as accommodations. The Bank also enters into forward exchange or currency swap contracts to lay off such customer accommodation exposures in the inter-bank foreign exchange markets, and also to take trading positions and to cover its own foreign exchange exposures. All such instruments are carried at fair value, determined based on market quotations.

     The Bank enters into rupee interest rate swaps for trading purposes. The Bank also enters into interest rate currency swaps and interest rate swaps in foreign currency cash flows, as customer accommodations and lays these off in the inter-bank market. Such contracts are carried on the balance sheet at fair value, determined based on market quotations.

x. New Accounting Pronouncements

     In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accrued to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002 with earlier application encouraged.

     In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions — an amendment of FASB Statements No. 72 and No. 144 and FASB Interpretation No. 9”. SFAS No. 147 removes acquisitions of financial institutions, except for transactions between two or more mutual enterprises, from the scope of both SFAS No. 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. The standard is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

None of the above standards have any impact on the results of operations, financial position or cash flows of the Bank for the year ended March 31, 2003.

y. Convenience Translation

     The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2003 have been translated into US dollars at US$1.00 = Rs. 47.53 based on the noon buying rate for cable transfers on March 31, 2003 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

z. Reclassifications

     Certain amounts in fiscal 2001 and fiscal 2002 have been reclassified to conform to the presentation in the fiscal 2003. These reclassifications have no effect on the stockholders’ equity or net income as previously reported.

3. Cash and cash equivalents

     Cash and cash equivalents as of March 31, 2002 and 2003 include balances of Rs. 10,983.2 million and Rs. 19,152.8 million, respectively, maintained with the RBI for meeting the Bank’s cash reserve ratio requirement. This balance is subject to withdrawal and usage restrictions.

4. Term placements

     Term placements comprises of placements with banks and financial institution in the ordinary course of business. These placements have remaining maturities for periods between 3 months and 6 years.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

5. Investments, held for trading

     The portfolio of trading securities at March 31, 2002 and 2003 is as follows:

	As of March 31, 2002

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value

	(In millions)
Government of India securities	Rs.	3,247.3	Rs.	9.0	Rs.	0.7	Rs.	3,255.6
Securities issued by government of India sponsored institutions		330.7		—		5.9		324.8
Debentures		254.3		2.9		—		257.2

Total	Rs.	3,832.3	Rs.	11.9	Rs.	6.6	Rs.	3,837.6

	As of March 31, 2003

			Gross	Gross
	Amortized		unrealized	unrealized		Fair
	cost		gains	losses		value

	(In millions)
Government of India securities	Rs.	3,783.4	—	Rs.	36.6	Rs.	3,746.8
Securities issued by government of India sponsored institutions		37.0	—		5.4		31.6
Debentures		207.4	—		9.7		197.7

Total	Rs.	4,027.8	—	Rs.	51.7	Rs.	3,976.1

Total	US$	84.8	—	US$	1.1	US$	83.7

     Interest and dividends on trading securities and gross realized gains and gross realized losses from sales of such securities are set out below:

	Year ended March 31,

	2001	2002		2003		2003

	(In millions)
Gross realized gains on sale	—	Rs.	680.3	Rs.	793.4	US$	16.7
Gross realized losses on sale	—		(79.4)		(285.6)		(6.0)
Dividends and interest	—		218.7		478.9		10.1

Total	—	Rs.	819.6	Rs.	986.7	US$	20.8

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

6. Investments, available for sale

     The portfolio of available for sale securities at March 31, 2002 and 2003 is as follows:

	As of March 31, 2002

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value

	(In millions)
Government of India securities	Rs.	34,277.3	Rs.	752.8	Rs.	1.8	Rs.	35,028.3
Securities issued by government of India sponsored institutions		19,303.2		428.4		140.4		19,591.2
State government securities		44.8		—		2.9		41.9
Securities issued by state government sponsored institutions		549.4		6.0		—		555.4
Credit substitutes (See Note 8)		13,900.1		71.5		1.3		13,970.3

Fixed maturity investments		68,074.8		1,258.7		146.4		69,187.1
Asset backed securities		8,383.5		125.5		—		8,509.0
Equity securities		133.4		13.5		3.2		143.7
Mutual fund units		2,534.5		12.3		66.0		2,480.8

Total	Rs.	79,126.2	Rs.	1,410.0	Rs.	215.6	Rs.	80,320.6

	As of March 31, 2003

			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value

	(In millions)
Government of India securities	Rs.	45,128.6	Rs.	782.3	Rs.	19.1	Rs.	45,891.8
Securities issued by government of India sponsored institutions		17,545.8		1,581.9		125.8		19,001.9
State government securities		21.0		2.5		—		23.5
Corporate Bonds		324.2		3.8		4.8		323.2
Securities issued by state government sponsored institutions		514.2		38.2		6.5		545.9
Credit substitutes (See Note 8)		10,973.6		178.4		49.6		11,102.4

Fixed maturity investments		74,507.4		2,587.1		205.8		76,888.7
Mortgage backed security		4,650.6		86.2		—		4,736.8
Asset backed securities		14,538.6		375.8		62.6		14,851.8
Equity securities		148.8		23.5		3.1		169.2
Mutual fund units		2,311.8		7.5		36.6		2,282.7

Total	Rs.	96,157.2	Rs.	3,080.1	Rs.	308.1	Rs.	98,929.2

Total	US$	2,023.1	US$	64.8	US$	6.5	US$	2,081.4

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     The contractual residual maturity of fixed maturity available for sale securities as of March 31, 2003 is set out below:

	As of March 31, 2003

	Amortized cost		Fair value		Fair value

	(In millions)
Within one year	Rs.	23,431.0	Rs.	23,683.1	US$	498.3
Over one year through five years		25,932.0		26,883.9		565.6
After five years through ten years		23,650.6		24,814.5		522.1
Over ten years		1,493.8		1,507.2		31.7

Total	Rs.	74,507.4	Rs.	76,888.7	US$	1,617.7

     Available for sale investments of Rs. 35,069.6 million and Rs 45,915.3 million as of March 31, 2002 and 2003, respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.

     Interest and dividends on available for sale securities and gross realized gains and gross realized losses from sales of such securities are set out below:

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Gross realized gains on sale	Rs.	548.2	Rs.	484.9	Rs.	991.4	US$	20.9
Gross realized losses on sale		(622.4)		(140.5)		(269.7)		(5.7)
Dividends and interest		6,355.9		5,667.4		6,144.0		129.3

Total	Rs.	6,281.7	Rs.	6,011.8	Rs.	6,865.7	US$	144.4

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

7. Investments, held to maturity

     The portfolio of held to maturity securities at March 31, 2002 and 2003 is as follows

	As of March 31, 2002

			Gross		Gross
			unrecognized		unrecognized
	Fair		holding		holding		Amortized
	value		gains		losses		cost

	(In millions)
Government of India securities	Rs.	14,597.3	Rs.	1,209.8	Rs.	—	Rs.	13,387.5
Securities issued by government of India sponsored institutions		559.7		28.4		—		531.3
Securities issued by state government sponsored institutions		372.7		17.3		—		355.4
Credit substitutes (See Note 8)		21,359.6		414.4		210.5		21,155.7

Total	Rs.	36,889.3	Rs.	1,669.9	Rs.	210.5	Rs.	35,429.9

	As of March 31, 2003

			Gross		Gross
			unrecognized		unrecognized
	Fair		holding		holding		Amortized
	value		gains		losses		Cost

	(In millions)
Government of India securities	Rs.	20,392.6	Rs.	1,145.5	Rs.	7.3	Rs.	19,254.4
Securities issued by government of India sponsored institutions		562.6		40.7		—		521.9
Securities issued by state government sponsored institutions		—		—		—		—
Credit substitutes (See Note 8)		19,153.1		540.2		37.5		18,650.4

Total	Rs.	40,108.3	Rs.	1,726.4	Rs.	44.8	Rs.	38,426.7

Total	US$	843.9	US$	36.3	US$	0.9	US$	808.5

     The contractual residual maturity of fixed maturity held to maturity securities as of March 31, 2003 is set out below:

	As of March 31, 2003

	Fair value		Amortized cost		Amortized cost

	(In millions)
Within one year	Rs.	25,435.0	Rs.	25,268.6	US$	531.6
Over one year through five years		11,383.4		10,393.2		218.7
After five years through ten years		3,289.9		2,764.9		58.2

Total	Rs.	40,108.3	Rs.	38,426.7	US$	808.5

     Held to maturity investments of Rs. 13,387.5 million and Rs. 19,254.4 million as of March 31, 2002 and 2003 respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Interest on held to maturity securities is set out below:

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Interest	Rs.	—	Rs.	2,280.3	Rs.	3,763.2	US$	87.2

Total	Rs.	—	Rs.	2,280.3	Rs.	3,763.2	US$	87.2

     On April 1, 2001, the Bank transferred securities with a fair value of Rs. 22,627.0 million from the available for sale category to the held to maturity category. The unrealized gain on the transfer has been taken to comprehensive income. The balance in other comprehensive income as at March, 31, 2002 and 2003 on account of the transfer is Rs 56.0 million and Rs. 60.5 million, respectively.

     On April 14, 2002, the Bank transferred securities with an amortized cost of Rs. 450.0 million from held to maturity category to the available for sale category for reasons permitted by SFAS No. 115, primarily due to downgrades in credit ratings. The unrealized holding loss of Rs. 40.1 million on the date of the transfer has been recorded in other comprehensive income, a separate component of shareholders’ equity.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

8. Credit Substitutes

     Credit substitutes consist of securities that are negotiated as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other facilities extended to the same customers. The fair values of credit substitutes have been analyzed by type of instrument as of March 31, 2002 and 2003 are as follows:

	As of March 31,

	2002				2003

	Amortized cost		Fair value		Amortized cost		Fair value

	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	1,871.2	Rs.	1,941.4	Rs.	4,963.9	Rs.	5,092.7
Commercial paper		12,028.9		12,028.9		6,009.7		6,009.7

Total	Rs.	13,900.1	Rs.	13,970.3	Rs.	10,973.6	Rs.	11,102.4

Held to maturity credit substitute securities:
Debentures	Rs.	19,932.9	Rs.	20,076.8	Rs.	17,806.0	Rs.	18,268.4
Preferred shares		1,222.8		1,282.8		844.4		884.7

Total	Rs.	21,155.7	Rs.	21,359.6	Rs.	18,650.4	Rs.	19,153.1

Total credit substitutes, net	Rs.	35,055.8	Rs.	35,329.9	Rs.	29,624.0	Rs.	30,255.5

Total credit substitutes, net					US$	623.3	US$	636.6

The fair values of credit substitutes have been analyzed as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Performing	Rs.	35,279.9	Rs.	30,205.5	US$	635.5

Impaired—gross balance		104.8		104.8		2.2
Less amounts written off for impairments other than temporary		(54.8)		(54.8)		(1.1)

Impaired credit substitutes, net		50.0		50.0		1.1

Total credit substitutes, net	Rs.	35,329.9	Rs.	30,255.5	US$	636.6

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

Impaired credit substitutes as of March 31, 2002 and 2003 have been analyzed as follows:

	As of March 31

	2002		2003		2003

	(In millions)
Gross impaired credit substitutes:
—on accrual status	Rs.	100.0	Rs.	100.0	US$	2.1
—on non-accrual status		4.8		4.8		0.1

Total	Rs.	104.8	Rs.	104.8	US$	2.2

Gross impaired credit substitutes by industry:
—Textiles	Rs.	100.0	Rs.	100.0	US$	2.1
—Oil and gas		4.8		4.8		0.1

Total	Rs.	104.8	Rs.	104.8	US$	2.2

Average impaired credit substitutes	Rs.	104.8	Rs.	104.8	US$	2.2

Interest foregone on impaired credit substitutes	Rs.	2.4	Rs.	3.2	US$	0.1

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	—	Rs.	—	US$	—

     As of March 31, 2003, the Bank has not committed any additional funds to borrowers whose credit substitutes were impaired.

9. Securities sold under repurchase agreements and securities purchased under resell agreements

     Securities sold under agreements to repurchase are classified as secured borrowings and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2002 and 2003 are Rs. 643.9 million and Rs. 4,600.0 million, respectively. As of March 31, 2003, investments available for sale with a fair value of Rs. 4,867.7 million were pledged as collateral. The Bank may be required to provide additional collateral in the event that there is deterioration in the fair values of the underlying securities.

     Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2002 and 2003 are Rs. 2,823.5 million and Rs. 0.0 million, respectively.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

10. Loans

     Loans analyzed by facility as of March 31, 2002 and 2003 are as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Working capital finance	Rs.	28,200.8	Rs.	45,521.9	US$	957.6
Term loans		30,579.8		43,005.0		904.8
Investment in finance leases		52.9		8.3		0.2
Retail loans		14,301.3		31,631.4		665.5

Gross loans		73,134.8		120,166.6		2,528.1
Less: Allowance for credit losses		1,605.9		1,866.7		39.2

Total	Rs.	71,528.9	Rs.	118,299.9	US$	2,488.9

     The contractual residual maturity of gross loans as of March 31, 2003 is set out below:

	As of March 31, 2003

	Working				Investment
	capital		Term		in finance		Retail
	finance		loans		leases		loans		Total

	(In millions)
Maturity profile of loans:
Within one year	Rs.	42,892.7	Rs.	34,509.1	Rs.	—	Rs.	15,753.8	Rs.	93,155.6
Over one year through five years		2,628.6		7,743.3		8.3		14,732.8		25,113.0
After five years through ten years		0.6		752.6		—		1,144.8		1,898.0

Total Gross Loans	Rs.	45,521.9	Rs.	43,005.0	Rs.	8.3	Rs.	31,631.4	Rs.	120,166.6

Total Gross Loans	US$	957.6	US$	904.8	US$	0.2	US$	665.5	US$	2,528.1

     Gross loans analyzed by performance are as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Performing	Rs.	71,174.9	Rs.	117,799.0	US$	2,478.3
Impaired		1,959.9		2,367.6		49.8

Total Gross Loans	Rs.	73,134.8	Rs.	120,166.6	US$	2,528.1

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Impaired loans as of March 31, 2002 and 2003 have been analyzed by facility as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Working capital finance	Rs.	993.9	Rs.	1,455.6	US$	30.6
Term loans		785.7		810.2		17.0
Net investment in finance leases		39.6		26.9		0.6
Retail loans		140.7		74.9		1.6

Gross impaired loans		1,959.9		2,367.6		49.8
Less: Specific allowance for credit losses		1,423.5		1,684.3		35.4

Impaired loans, net of specific allowance	Rs.	536.4	Rs.	683.3	US$	14.4

Gross impaired loans:
—without valuation allowance	Rs.	536.4	Rs.	683.3	US$	14.4
—with valuation allowance		1,423.5		1,684.3		35.4

Total	Rs.	1,959.9	Rs.	2,367.6	US$	49.8

Gross impaired loans:
—on accrual status	Rs.	61.6	Rs.	51.9	US$	1.1
—on non-accrual status		1,898.3		2,315.7		48.7

Total	Rs.	1,959.9	Rs.	2,367.6	US$	49.8

Gross impaired loans by industry:
—Automotive	Rs.	—	Rs.	642.9	US$	13.5
—Iron and steel		440.1		437.3		9.2
—Textiles		321.4		372.0		7.8
—Electronic Machinery		66.2		207.8		4.4
—Distilleries and beverages		147.6		142.1		3.0
—Diamonds, gems and jewelry exporters		131.5		130.9		2.8
—Others (none > than 5% of impaired loans)		853.0		434.6		9.1

Total	Rs.	1,959.8	Rs.	2,367.6	US$	49.8

     Summary of information relating to impaired loans as of March 31, 2001, 2002 and 2003 is as follows:

	As of March 31,

	2001		2002		2003		2003

	(In millions)
Average impaired loans, net of allowance	Rs.	665.1	Rs.	511.0	Rs.	609.9	US$	12.8
Cumulative interest foregone on impaired assets	Rs.	202.2	Rs.	325.5	Rs.	334.0	US$	7.0
Interest income recognized on impaired loans	Rs.	42.0	Rs.	27.2	Rs.	7.7	US$	0.2
Interest income recognized on impaired loans on a cash basis	Rs.	2.0	Rs.	15.2	Rs.	1.1	US$	—

     As of March 31, 2003, the Bank has not committed any additional funds to borrowers whose loans were impaired.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Changes in the allowance for credit losses are as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Specific allowance for credit losses, beginning of year	Rs.	1,010.8	Rs.	1,423.5	US$	29.9
Gross provision for credit losses		620.3		943.1		19.8
Allowance no longer required due to:
Cash recoveries		(100.7)		(201.6)		(4.2)
Write-offs		(106.9)		(480.7)		(10.1)

Specific allowance for credit losses, end of year	Rs.	1,423.5	Rs.	1,684.3	US$	35.4

Unallocated provision for credit losses, beginning of year	Rs.	143.5	Rs.	182.4	US$	3.8
Additions during the year		38.9		—

Unallocated provision for credit losses, end of year	Rs.	182.4	Rs.	182.4	US$	3.8

Total allowance for credit losses, end of year	Rs.	1,605.9	Rs.	1,866.7	US$	39.2

     Interest and fees on loans analyzed by facility are as follows:

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Working capital finance	Rs.	2,306.9	Rs.	2,388.2	Rs.	2,861.8	US$	60.2
Term loans		2,249.1		2,945.3		2,922.2		61.5
Finance leases		17.1		9.8		5.1		0.1
Retail loans		325.0		787.4		2,016.2		42.4

Total	Rs.	4,898.1	Rs.	6,130.7	Rs.	7,805.3	US$	164.2

11. Concentrations of credit risk

     Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Bank’s total credit exposure. The Bank manages its credit risk collectively for credit substitute securities and its loan portfolio as these instruments are usually negotiated as part of an overall lending program for corporate customers; accordingly, information on concentrations of credit risk has been provided for these exposures together.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2002 and 2003 the exposures are as follows:

	As of March 31, 2002

			Fair values of
Category	Gross		credit
	loans		substitutes		Total		Total		%

	(In millions, except percentages)
Petrochemicals, fuel oils, lubricants	Rs.	8,376.2	Rs.	1,936.0	Rs.	10,312.2	US$	211.2	9.5
Automotive manufacturers		8,856.0		1,143.2		9,999.2		204.8	9.2
Hire purchase		1,434.1		3,932.9		5,367.0		109.9	4.9
Heavy industrial organic chemicals		2,253.0		2,196.5		4,449.5		91.2	4.1
Heavy engineering		1,640.2		2,263.2		3,903.4		80.0	3.6
Electrical machinery		1,853.4		1,728.0		3,581.4		73.3	3.3
Fertilizers		1,706.2		1,636.1		3,342.3		68.4	3.1
Cement		1,487.1		1,503.5		2,990.6		61.2	2.8
Consumer Goods		1,439.2		1,494.5		2,933.7		60.1	2.7
Leasing companies		29.3		2,832.8		2,862.1		58.6	2.6
Telecom		2,166.9		323.2		2,490.1		51.0	2.3
Iron and steel		937.6		1,518.4		2,456.0		50.3	2.3
Other chemicals		455.2		1,912.6		2,367.8		48.5	2.2
Others (none > than 2%)		40,500.4		10,909.0		51,409.4		1,052.8	47.4

Total	Rs.	73,134.8	Rs.	35,329.9	Rs.	108,464.7	US$	2,221.3	100.0

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2003

Category			Fair values of
	Gross		credit
	loans		substitutes		Total		Total		%

	(In millions, except percentages)
Automotive manufacturers	Rs.	12,096.3	Rs.	1,296.9	Rs.	13,393.2	US$	281.8	8.9
Heavy industrial organic chemicals		5,993.2		2,304.9		8,298.1		174.6	5.5
Hire purchase		2,307.4		3,569.7		5,877.1		123.6	3.9
Fertilizers		3,760.4		1,405.5		5,165.9		108.7	3.4
Consumer Goods		4,367.4		—		4,367.4		91.9	2.9
Petrochemicals, fuel oils, lubricants		3,584.5		663.8		4,248.3		89.4	2.8
Cement		1,464.6		2,707.3		4,171.9		87.8	2.8
Leasing companies		29.7		4,136.4		4,166.1		87.7	2.7
Heavy engineering		2,581.3		1,248.8		3,830.1		80.6	2.5
Electrical machinery		1,430.8		1,999.6		3,430.4		72.2	2.3
Manufacturing of dairy, bakery,
confectionery products		3,091.0		—		3,091.0		65.0	2.1
Others (none > than 2%)		79,460.0		10,922.6		90,382.6		1,901.5	60.2

Total	Rs.	120,166.6	Rs.	30,255.5	Rs.	150,422.1	US$	3,164.8	100.0

     The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Mumbai comprising 45.5% and 36.1% of the total loan and credit substitute security portfolio as of March 31, 2002 and 2003, respectively. While such borrowers are based in Mumbai, they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Mumbai. Loan and credit substitute exposures as of March 31, 2002 and 2003 based on the region in which the instruments are originated are as follows:

	As of March 31, 2002

Region of origination			Fair values of
	Gross		credit		Total
	loans		substitutes		exposure		%

	(In millions, except percentages)
Mumbai	Rs.	28,411.3	Rs.	20,896.3	Rs.	49,307.6	45.5
Western region, other than Mumbai		8,064.5		1,713.5		9,778.0	9.0
Northern region		13,064.3		7,031.5		20,095.8	18.5
Eastern region		7,053.0		1,972.6		9,025.6	8.3
Southern region		16,541.7		3,716.0		20,257.7	18.7

Total	Rs.	73,134.8	Rs.	35,329.9	Rs.	108,464.7	100.0

HDFC BANK LIMITED

NOTES TO FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2003

Region of origination			Fair values of
	Gross		credit		Total		Total
	loans		substitutes		exposure		exposure		%

	(In millions, except percentages)
Mumbai	Rs.	35,102.1	Rs.	19,149.8	Rs.	54,251.9	US$	1,141.4	36.1
Western region, other than Mumbai		17,374.2		4,321.0		21,695.2		456.5	14.4
Northern region		22,825.3		4,053.2		26,878.5		565.5	17.9
Eastern region		14,488.1		747.1		15,235.2		320.5	10.1
Southern region		30,376.9		1,984.4		32,361.3		680.9	21.5

Total	Rs.	120,166.6	Rs.	30,255.5	Rs.	150,422.1	US$	3,164.8	100.0

     The Bank’s exposures to its five largest borrowers as of March 31, 2002 and 2003 are as follows:

	As of March 31, 2002

			Investments
			(including credit		Total
	Loans		substitutes)		exposure

	(In millions)
Borrower 1	Rs.	5,000.0	Rs.	794.0	Rs.	5,794.0
Borrower 2		2,210.0		1,142.0		3,352.0
Borrower 3		950.0		1,756.2		2,706.2
Borrower 4		809.7		1,531.0		2,340.7
Borrower 5		1,490.0		—		1,490.0

	As of March 31, 2003

			Investments
			(including credit		Total		Total
	Loans		substitutes)		exposure		exposure

	(In millions)
Borrower 5	Rs.	—	Rs.	6,242.2	Rs.	6,242.2	US$	131.3
Borrower 1		3,000.0		2,594.8		5,594.8		117.7
Borrower 6		—		5,244.7		5,244.7		110.3
Borrower 2		3,276.5		1,356.6		4,633.2		97.5
Borrower 7		—		4,554.7		4,554.7		95.8

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

12. Property and equipment

     Property and equipment by asset category is as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Land and premises	Rs.	1,531.8	Rs.	1,933.5	US$	40.7
Software and systems		619.1		579.5		12.2
Equipment and furniture		3,419.9		5,589.8		117.6

Property and equipment, at cost		5,570.8		8,102.8		170.5
Less: Accumulated depreciation		1,912.7		2,825.3		59.5

Property and equipment, net	Rs.	3,658.1	Rs.	5,277.5	US$	111.0

     Depreciation charged for the years ended March 31, 2001, 2002 and 2003 was Rs.532.1 million, Rs. 675.7 million and Rs. 1,052.4 million respectively.

13. Other assets

     Other assets include the following:

	As of March 31,

	2002		2003		2003

	(In millions)
Checks in the course of collection	Rs.	4,054.3	Rs.	2,944.5	US$	62.0
Security deposits for leased property		724.4		879.0		18.5
Sundry accounts receivable		798.6		2,781.1		58.5
Advance tax (net of provision for taxes)		295.1		888.6		18.7
Advances to vendors		330.5		403.8		8.5
Advances for capital work in progress		237.9		98.8		2.1
Prepaid expenses		132.4		736.6		15.5
Commission accrued		94.0		—		—
Goodwill arising on the acquisition of TBL, net of amortization and write offs (See Note 2(d) and below)		53.6		53.6		1.1
Other		38.2		169.2		3.5

Total	Rs.	6,759.0	Rs.	8,955.2	US$	188.4

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Transitional disclosures on adoption of SFAS 142:

	Years ended March 31,

		2001		2002		2003		2003

		(In millions, except per share amounts)
Net income:	As reported	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8	US$	73.8
Add : Goodwill amortization			6.7		—		—

Adjusted net income		Rs.	2,147.3	Rs.	2,958.4	Rs.	3,513.8	US$	73.8

Basic earnings per share	As reported	Rs.	8.97	Rs.	11.10	Rs.	12.57	US$	0.26

As adjusted			9.00		11.10		12.57		0.26

Diluted earnings per share	As reported	Rs.	8.87	Rs.	11.04	Rs.	12.51	US$	0.26

As adjusted			8.90		11.04		12.51		0.26

14. Deposits

     Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2002 and 2003 are as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Interest-bearing:
Savings deposits	Rs.	29,574.5	Rs.	46,631.4	US$	981.1
Time deposits		104,761.8		127,619.0		2,685.0

Total interest-bearing deposits		134,336.3		174,250.4		3,666.1
Non-interest bearing demand deposits		42,201.8		49,509.6		1,041.6

Total	Rs.	176,538.1	Rs.	223,760.0	US$	4,707.7

     As of March 31, 2002 and 2003, time deposits of Rs. 86,299.1 million and Rs. 97,330.0 million, respectively, have a residual maturity of less than one year. The balance of the deposits mature between one and five years.

     As of March 31, 2002 and 2003, time deposits in excess of Rs. 4.5 million (approximately US$ 100,000) aggregated Rs. 42,918.5 million and Rs. 52,077.1 million, respectively.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

15. Short-term borrowings

     Short-term borrowings as of March 31, 2002 and 2003 are comprised of the following:

	As of March 31,

	2002		2003		2003

	(In millions)
Borrowed in the call market	Rs.	15,866.1	Rs.	11,767.1	US$	247.6
Overdrawn nostro balances		19.0		80.4		1.7
Term borrowings from institutions/banks		1,358.5		8,610.0		181.1
Foreign currency borrowings		—		237.4		5.0
Bills rediscounted		3,390.0		750.0		15.8
Export credit refinanced by the RBI		966.7		134.7		2.8

Total	Rs.	21,600.3	Rs.	21,579.6	US$	454.0

Total borrowings outstanding:
Maximum amount outstanding	Rs.	29,857.9	Rs.	32,221.7	US$	677.9

Average amount outstanding	Rs.	17,269.5	Rs.	15,362.9	US$	323.2

Weighted average interest rate		7.4%		6.3%		6.3%

     Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are availed of by the Bank as part of its treasury operations.

16. Long-term debt

     Long-term debt as of March 31, 2002 and 2003 is comprised of the following:

	As of March 31,

	2002		2003		2003

	(In millions)
Subordinated debt	Rs.	2,000.0	Rs.	2,000.0	US$	42.1
Capital lease obligations		93.0		71.6		1.5
Term borrowings		64.9		44.4		0.9

Total	Rs.	2,157.9	Rs.	2,116.0	US$	44.5

     The scheduled maturities of long-term debt are set out below:

	As of March 31,

	2003		2003

Due in the year ending March 31:
2004	Rs.	57.5	US$	1.2
2005		1,030.3		21.7
2006		19.5		0.4
2007		1,003.6		21.1
Thereafter		5.1		0.1

Total	Rs.	2,116.0	US$	44.5

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Long-term debt as of March 31, 2002 and 2003 includes unsecured non-convertible subordinated debt aggregating Rs. 2,000.0 million. This debt is subordinate to present and future senior indebtedness of the Bank and qualifies as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. This subordinated debt was privately placed in three tranches, and does not permit prepayment by the Bank. Details are as follows:

     The first tranche aggregating Rs. 1,000.0 million was issued on various dates between January 29, 1998 and March 20, 1998 and carries a coupon rate of 13.00%. This tranche is repayable on various dates between July 28, 2004 and September 19, 2004.

     The second tranche aggregating Rs. 500.0 million was issued on various dates between March 30, 1999 and June 5, 1999 and carries a coupon rate of 13.75%. This tranche is repayable on various dates between June 29, 2006 and September 4, 2006.

     The third tranche aggregating Rs. 500.0 million was issued on March 22 and March 23, 2001 and carries a coupon rate of 11.00%. This tranche is repayable by June 22, 2006.

     The capital lease obligation was assumed in the acquisition of TBL and is secured by computers, ATMs and VSAT terminals acquired from TBL.

     The term borrowing as of March 31, 2002 consists of a Rs. 45.0 million unsecured loan borrowed from HDFC Limited, a related party, with a coupon rate of 12.5% payable in 2003, which matured during the year and was renewed by a new loan amounting to Rs. 27.5 million at a rate of interest of 11.5%. Additionally, the Bank has a loan with an unpaid balance of Rs. 19.9 million and Rs.16.9 million as of March 31, 2002 and 2003, respectively, representing a loan from the Indian Renewable Energy Development Authority. This loan was obtained at a concessional coupon rate of 2.5% and used to finance the purchase of solar power equipment. The loan is secured by a charge on the solar power system in use at the Bank’s central transaction processing facility in Mumbai.

17. Accrued expenses and other liabilities

     Accrued expenses and other liabilities include the following:

	As of March 31

	2002		2003		2003

	(In millions)
Bills payable	Rs.	8,673.8	Rs.	8,511.2	US$	179.1
Remittances in transit		4,534.9		12,323.1		259.3
Provisions for expenses		377.7		410.6		8.6
New account deposits		907.9		3,242.4		68.2
Deferred income tax payable, net		636.6		1,162.3		24.5
Vendor accounts payable		244.1		593.5		12.6
Cash margins on guarantees and documentary credits		19.8		13.3		0.3
Unearned income		206.7		474.7		10.0
Other		251.1		43.6		0.9

Total	Rs.	15,852.6	Rs.	26,774.7	US$	563.5

18. Income taxes

     The income tax expense comprises the following:

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Current income tax expense	Rs.	1,049.4	Rs.	1,400.2	Rs.	1,769.6	US$	37.2
Deferred income tax expense (benefit)		15.7		(105.6)		(39.9)		(0.8)

Income tax expense	Rs.	1,065.1	Rs.	1,294.6	Rs.	1,729.7	US$	36.4

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Net income before taxes	Rs.	3,205.7	Rs.	4,253.0	Rs.	5,243.5	US$	110.3
Effective statutory income tax rate		39.55%		35.70%		36.75%		36.75%
Expected income tax expense		1,267.9		1,518.3		1,927.0		40.5
Adjustments to reconcile expected income tax to actual tax expense:
Permanent differences:
Stock based compensation (net of forfeitures)		48.8		30.1		50.3		1.1
Income exempt from taxes		(250.1)		(143.8)		(273.1)		(5.5)
Other, net		(3.5)		(86.4)		6.8		0.1
Effect of change in statutory tax rate		2.0		(23.6)		18.7		0.4

Income tax expense	Rs.	1,065.1	Rs.	1,294.6	Rs.	1,729.7	US$	36.4

     The tax effects of significant temporary differences are as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Tax Effect of:
Deductible temporary differences:
Provision for loan losses	Rs.	436.0	Rs.	572.0	US$	12.0
Investment income deferred for tax		—		23.9		0.5
Minimum alternate tax credit		23.0		23.7		0.5
Other		73.3		138.5		2.9

Deferred tax asset		532.3		758.1		15.9

Taxable temporary differences:
Property and equipment		531.2		834.6		17.6
Unrealized gain on available for sale securities arising on the acquisition of TBL		67.9		69.9		1.5
Unrealized gain on securities available for sale		426.4		972.1		20.4
Unrealized gain on investments transferred to held to maturity category		49.5		34.4		0.7
Investment income deferred for tax		84.8		—		—
Debt issue expenses		9.1		9.4		0.2

Deferred tax liability		1,168.9		1,920.4		40.4

Net deferred tax liability	Rs.	636.6	Rs.	1,162.3	US$	24.5

     Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

19. Stock based compensation

     The stock based compensation plans of the Bank are as follows:

     In January 2000, shareholders of the Bank approved the Employees Stock Option Scheme (the Plan). Under the terms of the Plan, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share. The Bank has reserved 10 million equity shares, with an aggregate nominal value of Rs. 100 million, for issuance under the Plan.

     The Plan provides for the issuance of options at the recommendation of the Compensation Committee of the Board (the “Compensation Committee”), at an average of the daily closing price on The Stock Exchange, Mumbai during the 60 days preceding the date of the grant of options, which is the minimum prescribed option price under regulations issued by the Securities and Exchange Board of India.

     Such options vest at the discretion of the Compensation Committee, subject to a maximum vesting not exceeding five years, and the vesting period applicable is notified to optionees at the time the grants are made. Such options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, and is notified to optionees at the time of the grant.

     On January 4, 2001, the Bank granted 3,642,600 options to employees under the Plan at an option price of Rs. 225.43 each. Such options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date. The option price computed in accordance with the formula was Rs. 0.18 higher than the closing quoted market price on the date of the grant; accordingly, no stock based compensation arose on these grants.

     On February 8, 2002, the Bank granted 1,406,900 options to employees under the Plan at an option price of Rs.226.96 each. Such options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date. The option price computed in accordance with the formula was Rs.1.91 higher than the closing quoted market price on the date of the grant; accordingly, no stock based compensation arose on these grants.

     For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities of allocating equity shares have not been completed.

     Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted

	Years ending March 31,

	2001	2002	2003

Options available to be granted, beginning of year	5,772,300	2,513,600	1,534,200
Options granted	(3,642,600)	(1,406,900)	—
Forfeited/lapsed	383,900	427,500	514,100

Options available to be granted, end of year	2,513,600	1,534,200	2,048,300

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,

	2001			2002			2003

		Weighted			Weighted			Weighted
		average			average			average
		exercise			exercise			exercise
	Options	price		Options	price		Options	price

Options outstanding, beginning of year	4,227,700	Rs.	131.33	7,168,400	Rs.	179.15	7,788,100	Rs.	189.48
Granted	3,642,600		225.43	1,406,900		226.96	—		—
Exercised	(318,000)		131.33	(359,700)		131.33	(671,100)		132.00
Forfeited	(383,900)		131.33	(427,500)		188.43	(514,100)		218.48

Options outstanding, end of year	7,168,400	Rs.	179.15	7,788,100	Rs.	189.48	6,602,900	Rs.	193.07

Weighted average fair value of options granted during the year		Rs.	225.43		Rs.	225.05

     An Employees Welfare Trust (the “EWT”) was established in 1994 for various welfare activities for the benefit of the Bank’s employees. The EWT borrowed funds from third parties and initially subscribed to an aggregate of 10,000,000 equity shares of the Bank at the same price as available to other shareholders, and from time to time, also made open market purchases of shares. In pursuance to the Trust’s objectives, grants are allotted to employees, directors and advisors at prices designated by the trustees. The vesting period varies at the discretion of the trustees from grant to grant, but is generally 12 to 24 months.

     Purely from an accounting perspective under US GAAP, as required by AICPA Statement of Position No. 93-6, the Bank is required to account for the equity shares of the Bank held by the EWT as treasury shares until transferred and report the external borrowings of the EWT as borrowings of the Bank. Consequently, dividends paid to the EWT are eliminated, and the interest cost incurred by the EWT and stock based compensation are charged as an expense by the Bank. Since November 1994, the EWT has granted an aggregate of 8,865,800 grants. The Bank has recognized deferred stock based compensation on each grant as the difference between the closing price on The Stock Exchange, Mumbai and applicable grant price. The Bank has recognized stock based compensation expense under this scheme of Rs. 69.9 million, Rs. 56.7 million and Rs. 125.9 million, for the years ended March 31, 2001, 2002 and 2003 respectively.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Activity in the grants available to be allotted by the EWT is as follows:

	Years ending March 31,

	2001	2002	2003

Grants available to be allotted, beginning of year	2,758,000	2,806,375	1,244,775
Equity shares purchased by the Trust	48,375	—	—
Grants allotted	—	(1,561,600)	(15,000)
Grants cancelled	—	—	21,000

Grants available to be allotted, end of year	2,806,375	1,244,775	1,250,775

     Activity in the allotted grants outstanding with the EWT is as follows:

	As of March 31,

	2001			2002			2003

		Weighted			Weighted			Weighted
		average			average			Average
		exercise			exercise			Exercise
	Grants	price		Grants	price		Grants	price

Grants allotted, beginning of year	2,390,000	Rs.	29.02	1,051,600	Rs.	29.50	1,097,000	Rs.	38.64
New grants	—		—	1,561,600		37.35	15,000		35.00
Grants exercised	(1,338,400)		27.58	(1,516,200)		30.97	(15,000)		35.00
Grants cancelled	—		—	—		—	(21,000)		38.64

Grants allotted, end of year	1,051,600	Rs.	29.50	1,097,000	Rs.	38.64	1,076,000	Rs.	38.64

Weighted average fair value of grants allotted during the year			—		Rs.	227.80		Rs.	229.70

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Had compensation cost for the Bank’s stock option plans been determined based on the fair value at the grant dates for awards, consistent with the method prescribed by SFAS No. 123, as amended by SFAS 148, the Bank’s net income and earnings per share would have been as per the pro forma amounts indicated below:

	Years ended March 31,

		2001		2002		2003		2003

		(In millions, except per share amounts)
Net Income:	As reported	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8	US$	73.8
Add: Stock-based employee compensation expense included in net income	As reported		135.0		89.8		138.0		2.9
Less: Stock based compensation expense determined under fair value based method:	Pro forma		(298.6)		(393.6)		(329.4)		(6.8)

Net Income:	Pro forma	Rs.	1,977.0	Rs.	2,654.6	Rs.	3,322.4	US$	69.9

Basic earnings per share	As reported	Rs.	8.97	Rs.	11.10	Rs.	12.57	US$	0.3
	Pro forma		8.29		9.96		11.88		0.2
Diluted earnings per share	As reported	Rs.	8.87	Rs.	11.04	Rs.	12.51	US$	0.3
	Pro forma		8.19		9.91		11.81		0.2
Basic earnings per ADS	As reported		—	Rs.	33.30	Rs.	37.71	US$	0.8
	Pro forma		—		29.88		35.64		0.7
Diluted earnings per ADS	As reported		—	Rs.	33.12	Rs.	37.53	US$	0.8
	Pro forma		—		29.73		35.43		0.7

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     The fair value of options used to compute pro forma net income and basic earnings per equity share have been estimated on the dates of each grant using the Black-Scholes option pricing model with the following assumptions:

	Years ended March 31,

	2001	2002	2003

Dividend yield	1%	1%	—
Expected volatility	27.2%	30.2%	—
Risk-free interest rate
ESOS Plan	9.0%	7.1%	—
EWT Plan	9.0%	6.2%	—
Expected lives:
ESOS Plan	7.1 years	7.1 years	—
EWT Plan	—	1-2.1 years	—

     The following summarizes information about stock options outstanding as of March 31, 2003:

		As of March 31, 2003

		Number of	Weighted	Weighted
		shares arising	average	average
Plan	Range of exercise price	out of options	remaining life	exercise price

ESOS	Rs.131.33 to Rs.226.96 (or US$2.69 to US$4.65)	6,767,200	0.4 years	Rs.	193.88
				(or US$4.08 )
EWT	Rs. 36.30 to 39.93 (or US$0.74 to US$0.82)	1,076,000	0.6 years	Rs.	38.64
				(or US$0.81 )

20. Share Capital

     On July 20, 2001, the Bank issued 10,845,986 ADSs, representing 32,537,958 equity shares pursuant to its initial public offering in the United States, at an issue price of US$13.83 per ADS. On July 25, 2001, the underwriters to the issue exercised their over allotment option; accordingly, the Bank issued a further 1,626,898 ADSs representing 4,880,694 equity shares. The net proceeds of the issue, after expenses and underwriting discount, was Rs. 7,803.5 million.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

21. Retirement benefits

Gratuity

     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2002 and 2003.

	As of March 31,

	2002		2003		2003

	(In millions)
Change in benefit obligations:
Projected benefit obligation, beginning of the year	Rs.	15.6	Rs.	34.0	US$	0.7
Service cost		9.1		11.6		0.2
Interest cost		1.5		3.0		0.1
Actuarial loss		9.3		17.8		0.4
Benefits paid		(1.5)		(1.4)		(0.0)

Projected benefit obligation, end of the year		34.0		65.0		1.4

Change in plan assets:
Fair value of plan assets, beginning of the year		10.2		25.9		0.5
Actual return on plan assets		1.0		2.8		0.1
Employer contributions		4.7		7.0		0.1
Benefits paid		(1.5)		(1.4)		(0.0)
Assets received from erstwhile Times Bank Limited plan		12.1		—		—
Actuarial (loss)		(0.7)		(3.4)		(0.1)

Fair value of plan assets, end of the year		25.8		30.9		0.6

Accrued benefit	Rs.	(8.2)	Rs.	(34.1)	US$	(0.8)

     Net gratuity cost for the years ended March 31, 2001, 2002 and 2003 comprises the following components:

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Service cost	Rs.	4.6	Rs.	9.1	Rs.	11.6	US$	0.3
Interest cost		0.8		1.5		3.0		0.1
Expected return on plan assets		(0.6)		(1.0)		(2.5)		(0.1)
Actuarial (gain) loss		3.6		—		(2.5)		(0.1)
Amortization of actuarial loss in excess of 10% of PBO		—		0.4		—		—

Net gratuity cost	Rs.	8.4	Rs.	10.0	Rs.	9.6	US$	0.2

     The assumptions used in accounting for the gratuity plan for the years ended March 31, 2001, 2002 and 2003 are set out below:

	Years ended March 31,

	2001	2002	2003

	(%)
Discount rate	11.0	9.5	9.0
Rate of increase in compensation levels of covered employees	7.0	7.0	10.0
Rate of return on plan assets	11.0	10.0	8.0

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

Superannuation

     The Bank contributed Rs. 13.3 million, Rs. 14.5 million and Rs. 16.6 million to the superannuation plan for the years ended March 31, 2001, 2002 and 2003, respectively.

Provident fund

     The Bank contributed Rs. 30.2 million, Rs. 42.5 million and Rs. 55.6 million to the provident fund for the years ended March 31, 2001, 2002 and 2003, respectively.

22. Financial instruments

Foreign exchange and derivative contracts

     The Bank enters into foreign exchange forward contracts, currency swaps and rupee based interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

     Forward foreign exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of notional principal amount at maturity based on predetermined rates.

     The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counter-parties. The extent of loss on account of a counter-party default will depend on the replacement value of the contract at the ongoing market rates.

     The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2002 and 2003, together with the fair values on each reporting date.

	As of March 31,

	2002				2003				2003

			Fair				Fair				Fair
	Notional		value		Notional		value		Notional		value

	(In millions)
Interest rate swap agreements	Rs.	39,809.6	Rs.	(16.0)	Rs.	174,841.7	Rs.	0.4	US$	3,678.6	US$	—
Currency options		1,286.9		2.7		1,549.2		—		32.6		—
Forward exchange contracts		119,849.2		514.8		197,725.5		127.1		4,160.0		2.7
Currency swap agreements		11,932.0		277.2		9,659.5		(6.7)		203.2		(0.1)

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

Guarantees

     As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 18 months.

     The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

     The fair values of guarantees and documentary credits have been estimated based on fees currently charged for such contracts.

     Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,

	2002		2003		2003

	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	6,814.1	Rs.	5,743.6	US$	120.8
Performance guarantees		10,136.2		8,445.4		177.7
Documentary credits		9,444.1		11,715.1		246.5

Total	Rs.	26,394.4	Rs.	25,904.1	US$	545.0

Estimated fair values:
Guarantees	Rs.	188.1	Rs.	85.1	US$	1.8
Documentary credits		30.9	Rs.	18.7		0.4

Total	Rs.	219.0	Rs.	103.8	US$	2.2

     Based on historical trends, the probability that the Bank would have to make payments under the above guarantees is low. Additionally, in many cases, the Bank holds collateral in various forms against these guarantees. Accordingly, the Bank has not recognized any liability in respect of guarantees issued or modified after December 31, 2002 as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees” (FIN 45), issued in November 2002.

     As part of its risk management activities, the Bank continuously monitors the credit-worthiness of the customer as well as the guarantee exposure; however, if the customer fails to perform the specified obligation to the beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event the Bank makes payment on account of the indebtedness of the customer or makes payment on account of the default by the customer in the performance of an obligation, to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank would, as applicable, liquidate collateral and/or set off accounts.

Loan sanction letters

     The Bank has issued sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 58,478.8 million as of March 31, 2003. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans are disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

23. Estimated fair value of financial instruments

     The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, as well as off-balance sheet instruments such as foreign exchange and derivative contracts. Management uses its best judgement in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of either March 31, 2002 or 2003. The estimated fair value amounts for the years ended March 31, 2002 and 2003 have been measured as of the respective year ends, and have been not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

Financial instruments valued at carrying value:

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, short-term borrowings, acceptances, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

Trading securities:

     Trading securities are carried at fair value based on quoted market prices. For more information on the fair value of these securities, refer to Note 5.

Available for sale securities:

     Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. The fair values of asset backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. For more information on the fair value of these securities, refer to Note 5.

Held to maturity securities:

     Held to maturity securities are carried at amortized cost less diminution other than temporary, if any. Fair values of these securities were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. For more information on these securities, refer to Note 7.

Loans:

     The fair values of consumer installment loans and other consumer loans that do not reprice frequently were estimated using discounted cash flow models. The discount rates were based on current market pricing for loans with similar characteristics and risk factors. Since substantially all individual lines of credit and other variable rate consumer loans reprice frequently, with interest rates reflecting current market pricing, the carrying values of these loans approximate their fair values.

     The fair values of commercial loans that do not reprice or mature within relatively short time frames were estimated using discounted cash flow models. The discount rates were based on current market interest rates for loans with similar remaining maturities and credit ratings. For commercial loans that reprice within relatively short time frames, the carrying values approximate their fair values.

     For purposes of these fair value estimates, the fair values of impaired loans were computed by deducting an estimated market discount from their carrying values to reflect the uncertainty of future cash flows.

Deposits:

     The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand. For deposits with defined maturities, the fair values were estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities. For variable-rate deposits with fixed repricing dates, the first repricing date was considered the maturity date for purposes of fair value calculation.

Long-term debt:

     The fair values of the Bank’s unquoted long-term debt instruments were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Term Placements:

     The fair values of term placements were estimated using discounted cash flow models. The discount rates were based on current market pricing for placements with similar characteristics and risk factors.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 22) is set out below:

	As of March 31,

	2002				2003

	Carrying		Estimated		Carrying		Estimated
	value		fair value		value		fair value

	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	34,590.6	Rs.	34,590.6	Rs.	23,944.9	Rs.	23,944.9
Term placements		—		—	Rs.	7,747.4	Rs.	7,944.6
Investments held to maturity		35,429.9		36,889.3		38,426.7		40,108.3
Investments held for trading		3,837.6		3,837.6		3,976.1		3,976.1
Investments available for sale		80,320.6		80,320.6		98,929.2		98,929.2
Securities purchased under agreements to resell		2,823.5		2,823.5		—		—
Loans		71,528.9		71,504.9		118,299.8		121,078.4
Accrued interest receivable		4,084.0		4,084.0		6,283.9		6,283.9
Financial Liabilities:
Interest-bearing deposits		134,336.3		135,052.4		174,250.4		175,075.4
Non-interest bearing deposits		42,201.8		42,201.8		49,509.6		49,509.6
Securities sold under repurchase agreements		643.9		643.9		4,600.0		4,600.0
Short term borrowings		21,600.3		21,600.3		21,579.6		21,579.6
Accrued interest payable		4,178.5		4,178.5		6,896.3		6,896.3
Long-term debt		2,157.9		2,249.8		2,116.0		2,399.8
Accrued expenses and other liabilities		15,852.6		15,852.6		26,774.7		26,774.7

24. Segment Information

     The Bank operates in three segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in Note 2. Substantially all operations and assets are based in India.

     The wholesale banking segment provides loans and transaction services to corporate customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, and fees from such transaction services. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

     The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.

     The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading. Revenues of the treasury services segment primarily consist of fees and gains or losses from trading operations.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by corporate customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.

     Directly identifiable shared overheads are generally allocated at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment. Income taxes for each segment have been allocated based on the effective rate applicable to the Bank, adjusted for specifically identifiable permanent differences relating to each segment.

     Summarized segment information for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Years ended March 31,

			2001						2002						2003

	Wholesale		Retail		Treasury		Wholesale		Retail		Treasury		Wholesale		Retail		Treasury
	banking		banking		services		Banking		banking		services		banking		banking		services

	(In millions)
Net interest revenue	Rs.	2,285.3	Rs.	2,229.5	Rs.	473.3	Rs.	2,553.7	Rs.	2,948.5	Rs.	183.3	Rs.	2,237.5	Rs.	4,325.0	Rs.	960.3
Allowance for credit losses		205.2		41.8		—		412.7		38.9		—		662.3		79.2		—

Net interest revenue, after allowance for credit losses		2,080.1		2,187.7		473.3		2,141.0		2,909.6		183.3		1,575.2		4,245.8		960.3
Non-interest revenue		862.2		687.1		77.8		662.1		973.7		1,579.3		1,590.6		1,742.6		1,186.9
Non-interest expense		825.0		2,160.7		176.8		1,117.3		2,870.1		208.6		1,203.0		4,329.5		525.4

Income before income tax		2,117.3		714.1		374.3		1,685.8		1,013.2		1,554.0		1,962.8		1,658.9		1,621.8

Segment assets:
Segment average total assets	Rs.	60,448.0	Rs.	29,877.5	Rs.	39,730.4	Rs.	124,378.3	Rs.	43,218.1	Rs.	33,454.8	Rs.	172,541.6	Rs.	79,682.3	Rs.	28,289.5

25. Commitments and contingent liabilities

     Commitments and contingent liabilities other than for off balance sheet financial instruments (see Note 22) are as follows:

Capital commitments

     The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2002 and 2003 aggregated Rs. 413.7 million and Rs. 587.5 million, respectively.

Contingencies

     The Bank is party to various legal and tax-related proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations or financial condition.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

26. Related party transactions

     The Bank’s principal related parties consist of HDFC Limited, its principal shareholder, and its affiliates as well as companies where directors and officers have an equity interest. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common; however, it obtained RBI approval to maintain a loan to HDFC Limited that was originally made by and acquired from Times Bank. The Bank also makes loans at concessional rates to its employees. The Bank’s related party balances and transactions are summarized as follows:

     Balances payable to related parties are as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Balances in current account	Rs.	1,803.4	Rs.	720.1	US$	15.1
Balances in fixed deposits		863.1		344.1		5.9
Long term debt		45.0		27.5		0.6
Borrowings		—		1,200.0		25.2
Amounts payable		17.4		6.1		0.1

Total	Rs.	2,728.9	Rs.	2,297.8	US$	46.9

     Balances receivable from related parties are as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Deposits to secure leased property	Rs.	22.4	Rs.	85.4	US$	1.8
Loans and overdrafts		377.2		418.1		8.8
Loans to officers and employees		589.8		690.9		14.5
Capital advances		42.4		1.7		—
Other deposits		2.5		46.0		1.0

Total	Rs.	1,034.3	Rs.	1,242.1	US$	26.1

     Purchases of fixed assets from related parties for the years ended March 31, 2002 and 2003 were Rs. 40.7 million and Rs. 43.0 million, respectively. Sales of fixed assets to related parties for the year ended March 31, 2002 and 2003 were Rs. 12.8 million and Rs. 0.0 million, respectively.

Included in the determination of net income are the following significant transactions with related parties:

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Service charges income	Rs.	1.5	Rs.	1.7	Rs.	29.9	US$	—
Service charges expense		—		(12.3)		(13.9)		(0.3)
Outsourcing charges		(33.8)		(224.7)		(594.8)		(12.5)
Interest income		45.0		34.7		34.7		0.7
Rent and maintenance expense		(6.3)		(10.1)		(18.3)		(0.4)

Net income (expense) from related parties	Rs.	6.4	Rs.	(210.7)	Rs.	(562.4)	US$	(12.5)

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

27. Capital adequacy

     The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position.

     The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31,

	2002		2003		2003

	(In millions)
Tier 1 capital	Rs.	16,924.6	Rs.	19,850.2	US$	417.6
Tier 2 capital		4,871.6		3,414.7		71.8

Total capital	Rs.	21,796.2	Rs.	23,264.9	US$	489.4

Total risk weighted assets and contingents	Rs.	156,521.7	Rs.	209,177.1	US$	4,499.7

Capital ratios of the Bank:
Tier 1		10.81%		9.49%		9.49%
Total capital		13.93%		11.12%		11.12%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%
Total capital		9.00%		9.00%		9.00%

28. Earnings per equity share

     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. None of the potential equity shares outstanding during the fiscal years ended March 31, 2001, 2002 and 2003 were anti-dilutive.

	Years ended March 31,

	2001	2002	2003

Weighted average number of equity shares used in computing basic earnings per equity share	238,560,981	266,609,698	279,596,510
Effect of potential equity shares for stock options outstanding	2,646,439	1,263,690	1,795,656

Weighted average number of equity shares used in computing diluted earnings per equity share	241,207,420	267,873,388	281,392,166

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS :

	Years ended March 31,

	2001		2002		2003

Basic earnings per share	Rs.	8.97	Rs.	11.10	Rs.	12.57
Effect of potential equity shares for stock options outstanding		0.10		0.06		0.06

Diluted earnings per share	Rs.	8.87	Rs.	11.04	Rs.	12.51

Basic earnings per ADS	Rs.	26.91	Rs.	33.30	Rs.	37.71
Effect of potential equity shares for stock options outstanding		0.30		0.18		0.18

Diluted earnings per ADS	Rs.	26.61	Rs.	33.12	Rs.	37.53

29. Comprehensive income

     The following is a summary of the items comprising comprehensive income:

	Years ended March 31,

	2001		2002		2003		2003

	(In millions)
Net income	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8	US$	73.8
Unrealized gain (loss) on available for sale securities, net		35.4		890.9		1,688.7		35.5

Total comprehensive income	Rs.	2,176.0	Rs.	3,849.3	Rs.	5,202.5	US$	109.3

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	Certificate of Incorporation and Memorandum and Articles of Association of HDFC Bank Limited, as amended and currently in effect (incorporated by reference exhibit filed with the Registrant’s form 20-F for the fiscal year ended March 31, 2002).
2.1	Form of Deposit Agreement, including, as an exhibit, the form of American depositary receipt (incorporation by reference exhibits filed with Registration Statement on Form F-1 of HDFC Bank Limited (File No. 333-13718)).
2.2	Specimen of certificate representing the equity shares, par value Rs. 10 each (incorporation by reference exhibits filed with Registration Statement on Form F-1 of HDFC Bank Limited (File No. 333-13718)).
4.1	Employment contract of Aditya Puri (incorporation by reference exhibits filed with Registration Statement on Form F-1 of HDFC Bank Limited (File No. 333-13718))
4.2	Employee Stock Option Scheme, as currently in effect (incorporated by reference exhibit filed with the Registrant’s form 20-F for the fiscal year ended March 31, 2002).
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.