Form 20-F
period 2004-03-31
HDFC BANK LTD
filed 2004-09-28
CIK 1144967

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-15216

HDFC BANK LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

India
(Jurisdiction of incorporation or organization)

HDFC Bank House,
Senapati Bapat Marg, Lower Parel, Mumbai- 400 013, India
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class American Depositary Shares	Name of each exchange on which registered The New York Stock Exchange
Each representing three equity shares, par value Rs. 10 per share (Title of Class)

Securities registered pursuant to Section 12(g) of the Act.
Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

282,844,438 Equity Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☑ Item 18

September 28, 2004

CROSS REFERENCE SHEET

Form 20-F Item
Number	Item Caption	Location	Page
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates	4
		Risk Factors	29
		Selected Financial and Operating Data	42

Item 4	Information on the Company	Business	6
		Selected Statistical Information	44
		Management’s Discussion and Analysis	59
		Principal Shareholders	94
		Related Party Transactions	95
		Supervision and Regulation	105

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis	59

Item 6	Directors, Senior Management and Employees	Business—Employees	27
		Management	80
		Principal Shareholders	94

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	94
		Related Party Transactions	95

Item 8	Financial Information	Financial Statements	F-1

Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	38

Item 10	Additional Information	Management	80
		Description of Equity Shares	40
		Taxation	98
		Supervision and Regulation	105
		Exchange Controls	120
		Restrictions on Foreign Ownership of Indian Securities	121
		Additional Information	123

Item 11	Quantitative and Qualitative Disclosures	Business—Risk Management	22
	About Market Risk	Selected Statistical Information	44
		Notes to Financial Statements	F-7

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

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

     Until fiscal 2002, the rupee consistently declined against the dollar since 1980. However, the Indian rupee appreciated in 2004 as against 2003. The rupee’s appreciation has been due to remittances from exporters, non- resident Indians, foreign direct investment and foreign institutional investor inflows, along with the weakening of the US dollar against major currencies.

     The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and US dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
1999	42.50	42.27	43.60	39.41
2000	43.65	43.46	43.75	42.50
2001	46.85	45.88	47.47	46.63
2002	48.83	47.70	48.91	46.58
2003	47.53	48.43	49.07	46.85
2004	43.40	45.95	47.46	43.40

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate on the last day of each month during the period.

     The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous ten months.

Month	Period End	Average	High	Low
November 2003	45.82	45.55	45.95	45.30
December 2003	45.55	45.57	45.77	45.50
January 2004	45.32	45.46	45.68	45.29
February 2004	45.32	45.27	45.32	45.22
March 2004	43.40	44.97	45.32	43.40
April 2004	44.52	43.89	44.52	43.40
May 2004	45.42	45.18	45.57	44.55
June 2004	45.99	45.50	46.21	44.94
July 2004	46.40	46.05	46.45	45.66
August 2004	46.35	46.32	46.40	46.21

     Although we have translated selected Indian rupee amounts in this report into US dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted into US dollars at any particular rate, the rates stated below, or at all. All translations from Indian rupees to US dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 43.40 on March 31, 2004. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on September 13, 2004, was Rs. 46.18 per US$1.00.

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

BUSINESS

Overview

     We are a leading private sector bank and financial services company in India. Our goal is to be the preferred provider of financial services to leading corporations and middle and upper-income individuals in India. Since commencing operations in January 1995, we have grown rapidly while maintaining strong asset quality and a low-cost funding structure. Our strategy is to provide a comprehensive range of financial products and services for our customers through multiple distribution channels, with high quality service and superior execution. We have three principal business activities: wholesale banking, retail banking and treasury operations. We are regulated as a banking company by the Reserve Bank of India (or RBI) in accordance with rules and regulations framed by the RBI from time to time.

     While our business has expanded rapidly over the past nine years, we have maintained a disciplined growth strategy and a strong balance sheet. At March 31, 2004, our total customer assets (which consist of loans and credit substitutes) represented 65.2% of our deposits and customer deposits represented 76.9% of our total liabilities. On average, checking accounts and low-interest savings accounts represented 46.9% of these deposits in fiscal 2004. These low-cost deposits, which include the cash float associated with our transactional services, led to a cost of funds excluding equity for fiscal 2004 of 3.6%. At March 31, 2004, our net non-performing loans and impaired credit substitutes constituted 0.2% of our net customer assets.

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

     We were incorporated in August 1994 as a public limited company under the laws of India. On February 26, 2000 we merged with Times Bank Limited. The merger was a stock-for-stock transaction where we issued one share for every 5.75 shares of Times Bank Limited resulting in 23,478,261 of our shares being issued. Our legal name is HDFC Bank Limited, though we are also known commercially as HDFC Bank. Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai- 400 013, India, our telephone is 91-22-5652 1000, and our website is www.hdfcbank.com. Our registered agent in the United States is Depositary Management Corporation, 570 Lexington Avenue, 44th Floor, New York, NY 10022 .

     We are part of the HDFC group of companies founded by our parent, Housing Development Finance Corporation Limited (HDFC Limited), a public limited company under the laws of India. HDFC Limited and its 100% owned subsidiary, HDFC Investments Limited, own approximately 24.2% of our outstanding equity shares. For more information, please see “Principal Shareholders”.

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

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, a comprehensive risk assessment process and diligent risk monitoring and remediation procedures. Under US GAAP, our ratio of gross non-performing assets to customer assets (which includes gross loans and credit substitutes) was 1.6% at March 31, 2004, and our net non-performing assets were 0.2% of net customer assets.

•	Develop innovative products and services that attract our targeted customers and address inefficiencies in the Indian banking sector.

We concentrate on developing and delivering products and services that address the evolving needs of our targeted customers and the inefficiencies in the Indian financial sector. For example, through our cash management services, we provide payment and collection mechanisms that are more efficient and cost effective than the traditional Indian systems. We have leveraged our experience in transactional services by becoming the first private sector bank to be appointed to collect direct taxes. We are one of the few private sector banks to have recently received a mandate to collect indirect taxes like excise duty and service tax. In retail banking, we were the first or one of the first banks to offer international debit cards, real-time internet banking, banking services by mobile telephone and an internet secure card. We plan to continue to capitalize on opportunities to be the first mover in products and services that utilize our technological and delivery strengths without requiring significant capital commitment.

•	Continue to develop products and services that reduce our cost of funds.

We believe we have one of the lowest overall cost of funds in the Indian banking industry. For fiscal 2004, our average cost of funds excluding equity was 3.6%. We believe we can maintain and enlarge this low-cost funding base by increasing our base of retail deposits as well as the free float generated by our cash management, stock exchange clearing and other services. In the retail sector, we believe we can increase our deposit base by offering a superior range of products and high quality service and by expanding our geographic reach to targeted locations. We believe we can increase our transactional services through a variety of measures, including aggressive cross-selling to our corporate and institutional client base and expanding our services to cover dividend distribution and tax collection.

•	Focus on high earnings growth with low volatility.

Our earnings have grown rapidly, both on an aggregate basis and a per share basis. Our aggregate earnings (as per US GAAP) have grown at a compound average rate of 35.2% per year during the three-year period ending March 31, 2004. This was driven in part by a growth in our retail assets portfolio and an increase in branch expansion, which provides a stable and a low cost retail fund base. Our basic earnings per share grew from Rs. 12.57 for fiscal 2003 to Rs. 16.87 for fiscal 2004. We intend to maintain our focus on earnings growth with low volatility through conservative risk management techniques and maintaining our focus on low cost funding. In addition, we intend not to rely heavily on revenue derived from trading so as to limit volatility.

Our Principal Business Activities

     Our principal banking activities consist of wholesale banking, retail banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Years ended March 31,
	2002		2003		2004		2004		2004
	(in millions, except percentages)
Wholesale banking	Rs.	2,803.1	Rs.	2,960.5	Rs.	4,653.0	US$	107.2	31.1%
Retail banking		3,883.3		6,193.7		8,848.1		203.9	59.1%
Treasury operations		1,762.6		2,147.2		1,461.5		33.7	9.8%

Net revenues	Rs.	8,449.0	Rs.	11,301.4	Rs.	14,962.6	US$	344.8	100.0%

Wholesale Banking

   Overview

     We provide our corporate and institutional clients a wide array of commercial banking products and transactional services with an emphasis on high quality customer service and relationship management.

     Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products and corporate deposit products. Our financing products include loans, bills discounting and credit substitutes such as, commercial paper, debentures and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

     Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and government entities. We were the first private sector bank to be appointed by the government of India to collect direct taxes. We are one of the few private sector banks to have received a mandate from RBI to collect indirect taxes on behalf of the Central Board of Excise and Customs (CBEC). Our capital markets transactional services include custodial services and stock exchange clearing bank services. We provide custodial services primarily to Indian mutual funds. We are a clearing bank for eight major Indian stock exchanges, including the National Stock Exchange and The Stock Exchange, Mumbai. In addition, we provide correspondent banking services, including cash management services and funds transfers, to approximately 24 foreign banks and more than 1,100 cooperative banks. We have recently commenced being the clearing banking services for major commodity exchanges in the country.

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

	At March 31,
	2002		2003		2004		2004		2004
	(in millions)
Gross commercial loans:
Term loans	Rs.	32,181.8	Rs.	43,005.0	Rs.	53,819.3	US$	1,240.1	43.1%
Cash credit facilities		10,010.9		18,769.5		20,363.8		469.2	16.3
Bills discounting		16,640.8		26,760.7		33,740.7		777.4	27.0

Total commercial loans	Rs.	58,833.5	Rs.	88,535.2	Rs.	107,923.8	US$	2,486.7	86.4

Credit substitutes:
Commercial paper		12,028.9		6,009.7		906.7		20.9	0.7
Non-convertible debentures		21,874.3		22,898.7		15,286.4		352.3	12.2
Preference shares		1,222.8		844.4		848.4		19.5	0.7

Total credit substitutes	Rs.	35,126.0	Rs.	29,752.8	Rs.	17,041.5	US$	392.7	13.6

Customer assets	Rs.	93,959.5	Rs.	118,288.0	Rs.	124,965.3	US$	2,879.4	100.0%

     While we generally lend on a cash-flow basis, we also require collateral from the majority of our borrowers. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. Our secured demand and short-term loans are generally secured against receivables and inventory. Our medium and long-term loans are generally secured by fixed assets. We may also require corporate parent or personal guarantees or other collateral. We generally do not make purely collateral-based loans, project loans or loans to property developers. See “—Risk Management—Credit Risk—Corporate Credit Risk.”

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

     We provide financing to corporations through a variety of credit substitutes. We apply the same credit evaluation process to these investments and arrangements as we do to our loans. We purchase a variety of debt securities including commercial paper generally for 90-day periods, non-convertible debentures generally for periods ranging from 30 days to five years and preference shares, which are usually redeemable in one to five years.

     We price our loans based on a combination of our own cost of funds, market rates and our rating of the customer. Currently we have prime lending rates that vary by the term of the loans. An individual loan is priced on a fixed or floating rate basis based on one of these rates with a margin that depends on the credit assessment of the borrower.

     The RBI has advocated for banks a benchmark Prime Lending Rates (“PLR”) taking into account their actual cost of funds, operating expenses, a minimum margin to cover regulatory requirement of provisioning, capital charge and the profit margin. Since all other lending rates can be determined with reference to the benchmark PLR, the system of tenor-linked PLR has been discontinued.

     The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Information About India—Supervision and Regulation—Regulations Relating to Making Loans—Directed Lending.”

     Bills Collection, Documentary Credits and Guarantees

     We provide bills collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the years indicated, the value of transactions processed of our bills collection, documentary credits and bank guarantees:

	Years ended March 31,
	2002		2003		2004		2004		2004
	(in millions, except percentages)
Bills collection	Rs.	109,909	Rs.	117,809	Rs.	172,623.6	US$	3,977.5	74.5%
Documentary credits		22,981		25,721		44,030.0		1,014.5	19.0
Bank guarantees		13,539		9,696		15,197.0		350.2	6.5

Total	Rs.	146,429	Rs.	153,226	Rs.	231,850.6	US$	5,342.2	100.0%

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

     Foreign Exchange and Derivatives

     We offer our corporate customers foreign exchange and derivative products including spot and forward foreign exchange contracts, interest rate swaps, currency swaps, currency options and other derivatives. We are a leading participant in many of these markets in India and believe we are one of the few Indian banks with significant expertise in derivatives, a market currently dominated by the foreign banks. We provide these products to our corporate clients through the joint efforts of our wholesale banking and treasury groups. See “—Treasury—Foreign Exchange and Derivatives.” We have now been allowed to offer to customers Indian rupee currency options and exchange traded interest rate futures by the RBI.

     Gold Distribution

     The abolition of the Gold Control Act in the mid 1990s made the import of gold into India more lucrative and potentially rewarding. After the Act was abolished, the Government of India authorized about 10 institutions comprising banks and non banking entities to enter the business of importing bullion into India for sale to end user clients. Since 1997, more entities have entered this line of business and at last count, the number of such institutions has crossed 18. HDFC Bank entered this segment last year to leverage its distribution and servicing strengths and cater primarily to the domestic bullion trader segment. We import gold on a consignment basis typically on concluding an arrangement to sell.

     Wholesale Deposit Products

     At March 31, 2004, we had wholesale deposits totaling Rs. 103.8 billion which represented 34.1% of our total deposits and 24.3% of our total liabilities, including stockholders’ equity. We offer both non-interest-bearing current accounts and time deposits. We accept time deposits from our corporate customers with terms ranging from seven days to five years. Under RBI regulations, we cannot pay interest for periods of less than seven days. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

     At March 31, 2004, approximately 3,000 wholesale banking clients used our cash management services. These clients include leading private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.

     We have also implemented a straight through processing solution to link our wholesale banking and retail banking systems. This has led to reduced manual intervention in transferring funds between the corporate accounts which are in the wholesale banking system and beneficiary accounts residing in retail banking systems. This new initiative will help in reducing transaction costs.

     We have over 1,500 commercial clients directly using e-net, the Bank’s corporate internet banking solutions. The number of corporate users, primarily comprising of vendors and distributors, is over 18,500.

     The RBI has recently introduced a new inter-bank settlement system called the Real Time Gross Settlement (RTGS). The system facilitates real time settlements between banks, initially in select locations. This system is currently not fully operational.

     Clearing Bank and Stock Exchange Services

     We serve as a cash-clearing bank for eight major stock exchanges in India, including the National Stock Exchange and The Stock Exchange, Mumbai. Prior to 1997, each Indian stock exchange typically used just one clearing bank. We introduced the concept of multiple clearing banks by seeking to participate in the clearing business of the National Stock Exchange. Today, most Indian stock exchanges use several banks for these services. In fiscal 2004, we estimate that we handled approximately 65%-70% of the cash clearing volumes on the National Stock Exchange and more than 45% on The Stock Exchange, Mumbai.

     As a clearing bank, we provide the stock exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and to make payments to these institutions. We make payments once the funds are deposited by the broker or custodian with us. In addition to benefiting from cash float, which enables us to reduce our cost of funds, in certain cases we earn a commission on such services.

     We believe our clearing bank services are at the core of our range of stock market and broker-related services, which also include working capital funding and margin guarantees to brokers, depositary accounts for retail customers and loans against securities. For further information about our stock exchange-related services, see “—Retail Banking—Other Services and Products—Individual Depositary Accounts” and “—Retail Banking—Retail Loan Products—Loans Against Securities.”

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

     Correspondent Banking Services

     We act as a correspondent bank for more than 1,100 cooperative banks and approximately 24 foreign banks. We provide cash management services, funds transfers and services such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee for service basis and benefit from the cash float, which enables us to reduce our cost of funds.

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

     Tax Collections

     Effective April 1, 2001, we were appointed by the government of India to collect direct taxes. We were the first new private sector bank to be appointed to provide this service. In the fiscal year 2004 we collected more than Rs. 125.1 billion of direct taxes for the government of India. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

     We are one of the few private sector banks to have received a mandate from RBI to collect indirect taxes on behalf of the Central Board of Excise and Customs (CBEC).

   Marketing and Customers

     We are committed to providing high quality, customized service to our corporate and institutional clients. We have dedicated relationship managers who are each responsible for a set of accounts. Our relationship managers work with other staff who specialize in particular products and services such as cash management services, foreign exchange services and other fee-based services in order to cross-sell products and to expand our relationship with the customer. For example, our treasury advisory group works with our wholesale banking group to provide foreign exchange and derivative products to our corporate clients. Our retail group representatives work with our wholesale banking group to offer Corporate Salary Account packages to employees of our corporate clients. In these ways, we emphasize not only high quality service in the delivery of traditional banking products, but also working with our customers to develop services and products that meet almost their entire financial needs.

     Our primary target market for our commercial banking products is the top end of the corporate market in India. This includes private sector companies affiliated with the best known Indian business houses, large public sector companies and leading multinational companies. We focus in particular on large manufacturing companies. At March 31, 2004, we had more than 700 customers in our primary target area of which we defined approximately 350 as core relationships.

     We have extended our commercial banking products and transactional services to suppliers and customers of our corporate clients. For enterprises that have dealings with large corporate customers of the Bank we extend credit facilities for transactions. This helps our corporate customers complete their supply chain management (‘SCM”) and help their business associates to optimize their borrowing.

     Over the past two years, we have acquired the supply chain business of over 150 large corporate customers thereby developing relationships with around 1,300 dealers and around 3,500 vendors. We have a range of products for SCM clients including bills discounting, invoice discounting, purchase order discounting, current account with various product features, overdrafts, cash credit, loans, cash management services, and internet banking with a straight through processing facility to name some.

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

     At March 31, 2004, we had 312 branches, including 21 extension counters, and 910 ATMs. We expect to add approximately 100 branches and 150 ATMs by March 2005, subject to regulatory approvals. We plan to continue to expand our other distribution channels, such as telephone banking, internet banking and mobile banking. A second avenue for growth will be to target our marketing efforts to particular segments of the retail market. We seek to acquire customers who are high net worth individuals through our priority and preferred banking services, in which we offer an extensive range of products and dedicated customer service representatives. We work with our corporate banking group to target corporations where we can offer our Corporate Salary Account product package and various retail loan products and credit cards to hundreds or thousands of employees at a time. We also plan to put greater emphasis on targeting the affluent non-resident Indian population through specialized deposit products, non-resident tax services and our internet banking channel. A third avenue for growth will be to expand our products. We offer credit cards and have recently commenced distributing a range of insurance products and mutual funds underwritten by other companies.

   Retail Loan Products

     We offer a wide range of retail loans, including loans against securities, auto loans, personal loans and two-wheeler loans and business banking loans. Price, speed of commitment and quality of service are the key competitive factors. Our retail loans were 40.4% of our gross loans at March 31, 2004. Apart from our branches we use our ATM screens and website to promote our loan products, and we employ additional sales methods depending on the type of product. Because there is no credit bureau in India, we perform our own credit analyses of the borrowers or the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk.”

     The following table shows the value and share of our retail loan products:

	At March 31, 2004
							% of total
	Number of loans		Value in millions				value
Loans against securities	25,000		Rs.	9,379.8	US$	216.1	12.8%
Auto loans(1)	129,000			28,362.6		653.5	38.7
Personal loans	108,000			10,526.1		242.5	14.4
Two wheeler loans	190,000			4,345.0		100.1	5.9
Business banking	1,000			2,659.3		61.3	3.6
Credit cards	530,000	(2)		2,489.9		57.4	3.4
Commercial vehicle(1)	23,900			12,152.7		280.0	16.6
Other retail loans	27,000			3,336.2		76.9	4.6

Total	1,033,900		Rs.	73,251.6	US$	1,687.8	100.0%

(1)	net of receivables securitized out.
(2)	no. of cards in force.

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

     Auto Loans

     We offer auto loans at fixed interest rates for financing new automobile and used car purchases. In addition to the pledge of the vehicle, we generally obtain post-dated checks covering all payments at the time the loan is made. It is a criminal offense in India to issue a bad check. These loans typically range in value from Rs. 100,000 to Rs. 3.0 million, with a repayment period ranging from 12 to 60 months. We also offer a corporate employee car loan program and a preferred customer car loan program for existing deposit account holders. Subject to subsequent credit verification, we offer pre-approved auto loans for certain of our Corporate Salary Account customers and select branch customers and high networth individuals. In addition to our general marketing efforts for retail loans, we market this product through relationships with car dealers, corporate packages and joint promotion programs with automobile manufacturers in more than 185 cities across India.

     Personal Loans

     We offer unsecured personal loans at fixed rates, in amounts ranging from Rs. 25,000 to Rs. 1,000,000, repayable in equal monthly installments over a period of 12 to 60 months. We obtain post-dated checks to cover all payments at the time the loan is made. We have also introduced the direct debit facilities for our existing bank customers and electronic clearing system (ECS) for external customers. Our personal loan products include loans for salaried individuals, corporate employee loan programs, loans to self-employed professionals (such as doctors and chartered accountants) and loans to self-employed businessman. We have introduced various surrogate programs aimed at addressing specific customer segments.

     Two Wheeler Loans

     We offer loans at fixed rates in amounts ranging from Rs. 7,000 to Rs. 200,000, repayable in monthly installments typically over a period up to 36 months for financing the purchase of new scooters or motor cycles. We obtain post-dated checks to cover all payments at the time the loan is made. Subject to subsequent credit verification, we offer fast approval processes, including fax and internet approvals. The bank considers the two wheeler loan segment as an opportunity to be a significant player. The bank expects to increase its geographical presence significantly for this product in fiscal 2005.

     The Bank has discontinued marketing consumer durable loans from a risk and profitability perspective.

     Business Loans

     We offer business loans to address the borrowing needs of the trading community around the bank branches by offering them various facilities like credit lines, term loans for expansion/addition of facilities, discounting of credit card receivables, letters of credit, guarantees and other basic trade finance products and cash management services. The sizes of advances typically vary between Rs. 100,000 to Rs. 100 million and tenor varies between 1 year to 5 years for term loans with repayments typically through equated monthly installments. The lending is normally secured with current assets hypothecated to us with additional collateral of immovable property and fixed assets in some cases.

     Credit Card Receivables

     We offer silver and gold credit cards with the average spend per active card ranging between Rs. 5,000 to Rs. 6,000. Customers are billed every month, and are expected to repay a minimum percentage of the billed value, and can revolve the balance at their option, or repay the full amount. Approximately 70% of the billed amount typically is revolved between one month and the next.

     Commercial Vehicles

     We cater to the needs of the transport industry by financing for commercial vehicles. We also selectively provide working capital, bank guarantees and trade advances to customers who are transport operators. The average size of the disbursement for commercial vehicles is around Rs 400,000 with repayment spread over three to four years in the form of equated monthly installments, secured by the vehicle.

     Construction Equipment Finance

     We serve the infrastructure sector of the country by financing construction equipment used for highways, ports, mining and other construction related activities. Our loans range from Rs. 500,000 to Rs. 20 million for a tenor up to five years. In addition to the funding of domestic assets, we also finance imported assets for which we open foreign letters of credit and offer treasury services like forward exchange cover. We co-ordinate with almost 33 manufacturers and jointly promote our financing options to their clients.

     Housing Loans

     We have recently commenced home loan business under an arrangement with HDFC Ltd., whereby we act as a service associate to sell the HDFC Home Loan product.

     Under this arrangement HDFC Ltd. approves and disburses the loans, which are booked in the books of HDFC Ltd. For such loans, we are paid a sourcing fee. HDFC Ltd. will provide credit, legal and technical appraisal for these loans. HDFC Ltd. is obligated to sell up to 70% of the fully disbursed home loans sourced under the arrangement through the issue of mortgage backed pass through certificates (PTCs) and the balance would be retained by HDFC Ltd. The mortgage backed PTCs will be invested in by us at the underlying home loan yields less a fee paid to HDFC Ltd. for administration and servicing of the loans. A part of the home loans also qualifies for our directed lending.

     The arrangement seeks to leverage the strengths of the two organizations in terms of HDFC Ltd’s product acceptance, operational efficiencies and credit expertise on one hand and our sales origination and distribution on the other.

     Other Retail Loans

     These primarily constitute overdraft facilities against time deposits placed with us. We typically lend up to 75-90% of the amount of the time deposit with us.

     Securitization of Receivables

     The Bank from time to time securitizes out commercial loans to a special purpose vehicle. Post securitization, we continue to maintain customer account relationships and service the loans transferred to this special purpose vehicle. The securitized paper is without recourse to us. We provide credit enhancements generally in the form of cash collaterals and/or by subordination of cash flows to senior pass through certificates (PTCs). During the fiscal year 2004 we securitized loans with a carrying value of Rs. 8,698 million.

   Retail Deposit Products

     Retail deposits provide the bank with a low cost, stable funding base and have been a key focus area for us since commencing operations. The following chart shows the number of accounts and value of total deposits by our various deposit products:

	At March 31, 2004
						Number of
						accounts
	Value (in millions)				% of total	(in thousands)	% of total
Savings	Rs.	70,745.0	US$	1,630.1	35.3%	2,645.2	73.1%
Current		32,301.4		744.3	16.1	233.2	6.4
Time		97,256.4		2,240.9	48.6	741.3	20.5

Total	Rs.	200,302.8	US$	4,615.3	100.0%	3,619.7	100.0%

     Our individual retail account holders receive the benefit of a wide range of direct banking services, including an ATM card, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payment and other services. Our retail deposit products include the following:

•	Current accounts, which are non-interest-bearing checking accounts designed primarily for small businesses. Customers have a choice of regular and premium product offerings with different minimum average quarterly account balance requirements.

•	Savings accounts, which are demand deposits in checking accounts designed primarily for individuals and trusts. These accrue interest at a fixed rate set by the RBI (currently 3.5% per annum).

•	Fixed or time deposits, which pay a fixed return over a predetermined time period.

•	Special value-added accounts, which offer our customers added value and convenience. These include a fixed deposit account that allows for automatic transfers from the fixed deposit to savings, as well as a fixed deposit account with an automatic overdraft facility of up to 75% to 90% of the balance in the account. We also offer Corporate Salary Accounts, which allow the employer to make salary payments to a group of employees with one transfer, which we disburse directly into individual employees’ accounts held with us. The employees receive preferred customer services, such as preferred rates on loans and in some cases lower minimum balance requirements. See “—Retail Banking—Customers and Marketing—Corporate Salary Account.”

•	E-Brokering accounts are offered as checking accounts to customers of stock brokers where all transactions are routed electronically between the broker and beneficiaries.

   Other Services and Products

     International Debit Cards

     Our international debit card allows our customers to purchase goods and make ATM transactions in India and abroad. Our debit cards may be used with more than 65,000 merchants in India and more than 10 million merchants worldwide, and at more than 10,000 ATMs in India and more than 850,000 ATMs worldwide. In addition to an annual fee charged to most debit card holders, we receive a portion of the fee charged to the merchant (or to the customer of another bank in the case of ATM transactions) for each transaction. We believe we are one of the largest debit card issuers in India, with approximately 2.06 million current holders. We were the first bank in India to issue international Visa Electron debit cards on a nationwide basis, and currently issue both Visa Electron and MasterCard Maestro cards.

     Bill Payment Services

     We offer our customers utility bill payment services for more than 45 leading utility companies including insurance, electricity, telephone, mobile phone and leading internet service providers. Customers can also review and access their bill details through our direct banking channels. This service is valuable to customers because utility bills must otherwise be paid in person in India. Although other banks offer this service, we believe we are one of the few banks to offer it through multiple distribution channels—ATMs, telephone banking, internet banking and mobile telephone banking. We had approximately 92,000 registered users of this service at March 31, 2004. We currently offer this service free to our customers and charge the utility a fee. We have now outsourced the ‘bill pay’ operations and charge a nominal fee to our customers.

     Individual Depositary Accounts

     We provide depositary accounts to individual retail customers in connection with the holding of debt and equity securities. Securities traded on the Indian exchanges are generally not held through a broker’s account or in street name. Instead, an individual will have his own account with a depositary participant for the particular exchange. Depositary participants, including us, provide services through the major depositories established by two major stock exchanges.

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

     Internet Brokerage

     We acquired a 29.5% equity stake in an affiliate company, HDFC Securities Limited, which provides stock brokerage services through the internet and other channels.

     Credit Cards

     Our credit card business has been in operation since December 2001, when we soft launched our credit card in Chennai. The business was operational in twenty four cities in India in fiscal 2004 and we had a credit card base of approximately 530,000 cards at March 31, 2004. We offer silver and gold credit cards with standard limits ranging from Rs.15,000 to Rs. 300,000. In addition to this, there are value-added co-branded product offerings like the eSeva card, and the Health Plus Card which offer features like ease of payment options for government utilities, medical insurance, etc. This product, being only in the second full year of operation, has yet to break even.

     Electronic Data Capture (EDC) Terminals

     We deploy Electronic Data Capture (EDC) Terminals at merchant locations to improve acceptability of our credit and debit cards issued and to earn fees as an acquirer of card transactions. We earn a fee for all transactions acquired by the Bank and the float on the banking account maintained by the merchant. At the end of fiscal 2004 we had more than 26,000 EDC terminals installed at various merchant locations across the country.

     Insurance

     We have arranged with HDFC Standard Life Insurance Company and HDFC Chubb Ltd., a related party as a corporate agent for distribution of life insurance products and general insurance products to our customers. We offer life insurance solutions to our retail customers. We earn upfront commission on new premiums collected as well as trail income in the subsequent years while the policy continues in force.

   Retail Distribution Channels

     In order to provide “anytime, anywhere, anyhow” retail banking products and service, we have multiple distribution channels, including a branch network with 312 branches, including 21 extension counters, in 163 cities across India staffed with dedicated service specialists, 910 ATMs, 24-hour telephone banking, mobile telephone banking and internet banking. For further information about our distribution channels, see “—Distribution Channels.”

   Customers and Marketing

     Our target market for our retail services comprises middle and upper income persons and high net worth individuals. We also target small businesses, trusts and non-profit corporations. At March 31, 2004, 1.3% of our retail customers contributed approximately 37% of our retail deposits. We have a marketing strategy that focuses on key market segments primarily in nine Indian cities. We also obtain new customers through joint marketing efforts with our wholesale banking department, in which we feature our Corporate Salary Account package. We also cross-sell our retail products to customers we obtain through our capital markets transactional services to stockbrokers, such as our depositary account customers. In addition, we market our products through our branches, telephone sales calls, dedicated sales staff for niche market segments and foreign representative offices targeting non-resident Indians. Finally, we market our auto loan and consumer durable loan products through joint efforts with relevant manufacturers.

     We use third-party agents or direct sales associates to market our products and identify prospective new customers. In the case of deposit accounts these are then contacted by our own staff for fulfillment. An affiliated company, HBL Global Private Limited, employs some of the direct sales staff. See “Related Party Transactions—HBL Global Private Limited.”

     We have programs that target particular segments of the retail market, such as the following:

     Private and Preferred Banking. Our private and preferred banking programs provide customized financial planning to high net worth individuals in order to preserve and enhance their wealth. Private banking customers receive a personal investment advisor who serves as their single-point HDFC Bank contact, and who compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service intensive as our private banking program, preferred banking offers similar services to a slightly broader target segment. Top revenue generating customers of our preferred banking program are channeled into our private banking program. We currently service over 2,500 private banking customers and over 60,000 preferred customers.

     Corporate Salary Accounts. We market our Corporate Salary Accounts package to corporations and their employees. With just one transfer, the employer can make salary payments to a group of employees, as we debit the employer’s account and credit each of the employees’ individual accounts. Employees receive individual deposit accounts, generally with no or lower minimum balance requirements, preferred rates on loans, free ATM and debit cards, telephone banking, an overdraft facility of up to 50% of net take-home salary and our utility bill payment service. At March 31, 2004, we had more than 12,.000 companies disbursing their payrolls through us, with more than 1.1 million salary accounts. These constitute approximately 43% of our total savings accounts by number and approximately 27% of our retail savings deposits by value.

     Non-Resident Indian Services. Non-resident Indians are an important target market segment for us given their relative affluence and strong links to family members in India. Our non-resident deposits were Rs. 3.3 billion at March 31, 2000. Since that time we have expanded our marketing efforts and our non-resident deposits have grown by more than 800% to Rs. 26.9 billion at March 31, 2004. We offer products such as convertible, non-repatriable and repatriable rupee accounts, along with our international debit card.

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

     Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts, rupee currency based derivatives and cross-currency derivatives. We have been recently allowed by RBI to offer Indian rupee options and interest rate exchange traded futures to our clients. Our primary customers are multinational corporations, large and medium-sized domestic corporations, financial institutions and public sector undertakings. We also advise and transact with some small companies and non-resident Indians. We believe we have become a significant participant in these markets by virtue of the strength of our client service and our structuring and execution capabilities. We are also a competitive “Indian option” for public sector undertakings and similar institutions who have traditionally used foreign banks for structured foreign exchange and derivative products because most Indian banks did not have the necessary expertise.

     The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and equities market. See also “—Risk Management” for a discussion of our management of market risk including liquidity risk, interest rate risk and foreign exchange risk.

Foreign Exchange

     We trade spot and forward foreign exchange contracts, primarily with maturities of up to one year with our customers. To support our clients’ activities, we are an active participant in the Indian interbank foreign exchange market. We also trade to a more limited extent for our own account. We believe we are a market maker in the dollar-rupee segment. Although spreads are very narrow, our total volume of trading is significant with US$ 51.0 billion in foreign exchange traded in fiscal 2004.

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

     The Indian derivatives market is relatively young and is still developing, largely due to regulatory restrictions on the use and trading of derivatives. The RBI prohibits banks from having unmatched positions in G7 derivatives at any time, and limits the ability of corporations to use derivatives. Banks have recently been allowed by the RBI to trade in rupee currency options. The RBI has also allowed banks to use interest rate futures to cover the interest rate risk in Government Securities. Consistent with RBI regulations, we generally maintain a matched book with respect to our positions at all times (other than rupee-based interest rate swaps and now rupee options).

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

   Equities Market

     We trade a very limited amount of equities of Indian companies for our own account. At March 31, 2004, we had a Board approved limit of Rs. 200 million for such equity investments for proprietary trading, although our exposure at March 31, 2004 was small, at approximately Rs. 22.1 million. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

     We deliver our products and services through a variety of distribution channels, including traditional bank branches, ATMs, telephone and mobile telephone banking and the internet.

   Branch Network

     At March 31, 2004, we had an aggregate of 312 branches, including 21 extension counters. Our branch network covers 163 cities in India, with 86 branches concentrated in the four largest cities, Mumbai, Delhi, Chennai and Kolkata (Calcutta). We centralize our processing of transactions and back office operations in Mumbai and Chennai. This structure enables the branch staff to focus on customer service and selling our products. All of our branches are electronically-linked so that our customers can access their accounts from any branch regardless of where they have their account.

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

     As part of its branch licensing conditions, the RBI requires that at least 25% of our branches (not including extension counters) be located in semi-urban or rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000 people. A rural area is defined as a center with a population of less than 10,000 people. The population figures relate to the census prevailing at the time the branch is opened. As a result, 73 of our branches are in semi-urban or rural areas.

     Subject to receiving the necessary licenses from the RBI, we plan to add an aggregate of approximately 100 branches or extension counters by March 31, 2005.

   Automated Teller Machines

     At March 31, 2004, we had a total of 910 ATMs, of which 355 are located at our branches or extension counters and 555 are located off-site, including at large residential developments, or on major roads in metropolitan areas. All our ATMs are available 24 hours per day. By March 2005, we intend to expand our ATM network by approximately 150 ATMs.

     Customers can use our ATMs for a variety of functions including withdrawing cash, monitoring bank balances and, at most of our ATMs, making deposits, ordering demand drafts and paying utility bills. Customers can access their accounts from any of our ATMs, regardless of where they originally opened their account. Our ATM cards cannot be used in non-HDFC Bank ATM machines, although our debit cards can be used. ATM cards issued by banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction. These fee-generating transactions account for approximately 3.7% of our total ATM transactions in fiscal 2004.

   Telephone Banking Call Centers

     We provide telephone banking services to our customers in 80 cities. This service covers approximately 60% of our customer base. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, inquire as to balances and order stop payments. In Delhi and

Mumbai, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In nine cities we also have staff available 9 hours each day (four hours on weekends and holidays) to assist customers who want to speak directly to one of our telephone bankers. Our telephone banking service receives more than 1.4 million customer calls every month.

   Internet Banking

     In September 1999, we launched NetBanking, a real-time internet banking service. Through our website, customers can access account information, track transactions, transfer funds between accounts and to third parties who maintain accounts with the bank, make fixed deposits, pay bills, request stop payments and make demand draft requests. We encourage use of our internet banking service by offering some key services free or at a lower cost. We use 128-bit encryption technology to ensure all transactions are secure. More than 1.4 million of our customers have registered for internet banking services, with approximately 14% of that number using NetBanking at least once a quarter. NetBanking is also an important channel for serving our non-resident Indian customers.

   Mobile Telephone Banking

     We launched mobile telephone banking services in January 2000, making us the first bank to do so in India. Currently our customers in more than 110 cities are eligible to sign up for mobile telephone banking which allows them to access their accounts on their mobile telephone screens and to conduct a variety of banking transactions including balance inquiries, stop payment orders and utility bill payments. We use short messaging services, or SMS, as the main platform for this service. Approximately 300,000 of our customers have registered to use our mobile telephone banking services. Approximately 250,000 mobile telephone banking transactions take place every month.

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

     We are subject to RBI policies that limit our exposure to particular counterparties and with respect to particular instruments. The RBI provides that without prior approval not more than 15% of our capital funds (under Indian GAAP) may be extended as credit exposure to an individual borrower, and not more than 40% of our capital funds may be extended as credit exposure to a group of companies under the same management. Effective April 1, 2003 in determining the credit exposure for single and group borrowers the weightage for non fund based exposures which previously was 50% is now 100%. We had three exposures to companies and an exposure to a group of companies that were above the general limit at March 31, 2004 for which we had approvals of the RBI. On March 31, 2004, our largest exposure to a single borrower was 34.1% of our capital funds, and our largest group exposure was 47.9% of our capital funds; all these borrowers are performing according to the terms of the contracts.

     The RBI has advised that banks may, in exceptional circumstances, with the approval of their Boards, consider enhancement of the exposure to a borrower by a further 5% of the capital funds. See “Credit Exposure Limits—Supervision and Regulation”.

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

     We follow a policy of portfolio diversification by industry. At March 31, 2004, our customer assets in any single industry did not exceed 10% of our total outstanding customer assets. All working capital loans are subject to review at annual or shorter intervals.

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

Market Risk

     Market risk refers to potential losses arising from volatility in interest rates, foreign exchange rates, equity prices and commodity prices. Market risk arises with respect to all market risk sensitive financial instruments, including securities foreign exchange contracts, equity and derivative instruments, as well as from balance sheet or structural positions. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce our exposure to the volatility inherent in financial instruments.

     Our board of directors reviews and approves the policies for the management of market risks and dealing authorities and limits. The Risk Management Committee of the board monitors market risk policies and procedures and reviews market risk limits. The board of directors has delegated the responsibility for ongoing general market risk management to the Asset Liability Committee. This committee, which is chaired by the managing director and includes the heads of our business groups, meets every alternate week and more often when conditions require. The Asset Liability Committee reviews our product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view of the bank and decides on future business strategy with respect to interest rates. It reviews and sets funding policy. It also reviews developments in the markets and the economy and their impact on our balance sheet and business. Finally, it ensures adherence to market risk limits and decides on the bank’s inter segment transfer pricing policy. The market risk department specifies risk valuation methodology of various treasury products, formulates procedures for portfolio risk valuation, assesses market risk factors and assists in monitoring market risks for various treasury desks. Our treasury back-office is responsible for reporting market risks of the treasury desks.

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

     Our Asset Liability Committee addresses two principal aspects of our asset liability management programme.

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

     We evaluate our risk on foreign exchange gap positions on a daily basis using a Value at Risk model applied to all our outstanding foreign exchange instruments. Our Value at Risk model statistically estimates the potential loss in earnings that would arise if we held our foreign exchange gap positions for three days. We currently use three days for our estimate, as this is the period within which we are 99% confident that we could theoretically close out all our foreign exchange gap positions and incur a loss that is less than our estimated Value at Risk. Our Value at Risk model is applied to our holdings on a portfolio basis, and takes into account reductions in risk that may arise from diversification amongst the different currencies that we are exposed to. Our Value at Risk model uses historical data for foreign exchange provided by Reuters. As at March 31, 2004 the Value at Risk relating to all foreign exchange instruments we held was estimated at Rs. 50.6 million.

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

     Our treasury operations department monitors actual positions against the required limits. The treasury operations department is independent of the treasury department and has a separate reporting line to the managing director through the head of operations.

     Our derivatives risk is managed by the fact that we do not enter or maintain unmatched positions with respect to non-rupee-based derivatives. Our proprietary derivatives trading is primarily limited to rupee-based interest rate swaps and rupee currency options.

Operational Risk

     Operational risks are risks arising from matters such as non-adherence to systems and procedures or from frauds resulting in financial or reputation loss. Our internal audit and compliance department plays an essential role in monitoring and limiting our operational risk. The primary focus of the audit department is:

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

Employees

     We had 5,673 employees, 4,791 employees, and 3,742 employees at March 31, 2004, 2003 and 2002, respectively. At March 31, 2004 approximately 10.3% of our employees were managers or senior managers, and 3.4% were assistant vice presidents, vice presidents or group heads. By geographical location, approximately 47.2%, 26.3%, 19.5% and 7.0% of our employees are located in the western, northern, southern and eastern regions of India respectively. More than 95% of our employees have university degrees.

     We consider our relations with our employees to be good. Our employees do not belong to any union.

     We use incentives in structuring compensation packages and have established a performance-based bonus scheme under which permanent employees have a variable pay component of their salary.

     In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme, required by government regulation, under which we at present are required to pay to employees a minimum 8.5% annual return. If the return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the funds. We have also set up a superannuation fund to which we contribute defined amounts. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

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

Properties

     Our registered office and corporate headquarters are located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai- 400 013, India. This is our premises which was commenced during the third quarter of fiscal 2004.

     Near to the corporate headquarters is the administrative center at Kamala Mills Compound in Lower Parel, Mumbai. We own our 120,000 square foot operations, training and information technology centers in Chandivili, Mumbai. At March 31, 2004, we had a network consisting of 312 branches, including 21 extension counters, and 910 ATMs including 555 at non-branch locations. These facilities are located throughout India. Nineteen of these branches are located on properties owned by us, the remaining facilities are located on leased properties. The net book value of all our owned properties, including branches, administrative offices and residential premises at March 31, 2004 was Rs. 1812.5 million. We have constructed our own corporate office at Lower Parel, Mumbai. which was commissioned during the third quarter of fiscal 2004.

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

     Our asset growth rate has been significantly higher than the Indian GDP growth rate and the Indian banking industry growth rate over the last five fiscal years. For example, our total assets in the three-year period ended March 31, 2004 grew at a compound annual growth rate of 36.9%. Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls. An inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and our ADSs.

   Our business is vulnerable to volatility in interest rates.

     Our results of operations depend to a great extent on our net interest income. In fiscal 2004, net interest revenue before allowances for credit losses represented 72.8% of our net revenue before such allowances. Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also our bond gains. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Interest rates are highly sensitive to many factors beyond our control, including the RBI’s monetary policies, deregulation of the financial sector in India, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. In fiscal 2004, year-end yields on the Indian government’s ten-year bonds moved from 6.16% to 5.14%, with a high of 6.09% and low of 4.95%.

     From the start of fiscal 2004-05 till September 17, 2004, the interest rate have taken a U- turn. Owing to oil prices, inflation expectations and Fed actions, the yield on the benchmark 10 year bond has since moved up by 97 basis points to 6.11%. The sudden increase in the yield curve may have an immediate impact on the value of our fixed income portfolio and hence our net revenue.

   If the level of non-performing loans in our portfolio increases, then our business could suffer.

     Our gross non-performing loans and impaired credit substitutes represented 1.6% of our gross customer assets at March 31, 2004, 1.6% at March 31, 2003, 1.9% at March 31, 2002 and 2.1% at March 31, 2001. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.2% of our net customer assets portfolio at March 31, 2004, 0.5% at March 31, 2003, 0.6% at March 31, 2002 and 0.7% at March 31, 2001. At March 31, 2004, we had provided for 91.0% of our total non-performing loans. We cannot assure you that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a young bank and we have not experienced a significant, prolonged downturn in the economy.

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

     We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans against securities and initial public offering finance for retail customers, stock exchange clearing services and depositary accounts. At March 31, 2004, loans to Indian and foreign institutional share brokers were Rs. 1,350.9 million, retail loans secured against shares were Rs. 5,549.2 million and margin guarantees were Rs. 4,307.5 million.

     As a result of our exposure to this industry, a significant or prolonged downturn on the Indian stock exchanges could have a material adverse effect on our business and could cause the price of our equity shares and ADSs to go down.

   We face greater credit risks than banks in more developed countries.

     One of our principal activities is providing financing to our clients, almost all of them are based in India. We are subject to the credit risk that our borrowers may not pay us in a timely fashion or at all. The credit risk of all our borrowers is higher than in other developed countries due to the higher uncertainty in our regulatory, political and economic environment and difficulties that many of our borrowers face in adapting to instability in world markets and rapid technological advances taking place across the world. Higher credit risk may expose us to potential losses which would adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

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

     As a part of the financial sector reforms, the government of India recently passed a new law called Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002. The Act provides banks and other lenders with increased powers which we believe could lead to better and faster realization of the collateral underlying against the non performing assets. We cannot guarantee that we will be able to realize the full value on our collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, stock market downturns, defects in the perfection of collateral and fraudulent transfers by borrowers. In the event a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed.

     RBI has come out with guidelines on corporate debt restructuring (CDR) framework for restructuring of debt of viable companies facing problems. The framework envisages that for debt amounts of Rs. 200 million and above referred by lenders/borrowers to the CDR cell, lenders holding greater than 75% of the referred debt can decide to restructure the referred debt and such a decision would be binding on the remaining 25% or less of the lenders. In situations where we own 25% or less of the debt, we could be forced to agree to a long- drawn restructuring of debt, in preference to foreclosure of security or a one- time settlement, which has generally been our practice.

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

     Treasury revenue is vulnerable to volatility in the market caused by changes in exchange rates, interest rates, equity prices and other factors. Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and may have an adverse effect on our net revenue. Any decrease in our income due to volatility in income from these activities could have a material adverse effect on the price of our equity shares and ADSs.

   We intend to enter new product lines in which we may not be successful.

     We intend to continue to explore new business opportunities in both retail and corporate banking. For example, we launched a credit card business in fiscal 2002. This product, being only in the second full year of operation, has yet to break even. We cannot assure you that we have accurately estimated how long it will take us to become profitable or the risks and costs of this business. Our inability to succeed in this or any other new product launch could adversely affect our future financial performance and the price of our equity shares and our ADSs.

A decline in our capital adequacy ratio could restrict our further business growth.

     The RBI has stipulated a minimum capital adequacy ratio of 9% to our total risk weighted assets. We need to continue to maintain the minimum capital adequacy to support our continuous growth. Our capital adequacy ratio has increased from 11.12% on March 31, 2003 to 11.66% as on March 31, 2004 due to a subordinated debt issue of 4,000 million. Our growth in business could suffer due to declining capital adequacy ratio.

   We have high concentrations of funded exposures to certain customers and to certain sectors and if any of these exposures were to become non-performing, the quality of our asset portfolio could be adversely affected.

     At March 31, 2004, our ten largest exposures, which include the aggregate of all outstanding balances of loans and investments, totaled approximately Rs. 33.3 billion. This represented approximately 18.7% of our net loans and investments and 106.6% of our shareholders’ equity. Our largest single funded exposure, based on outstanding balances at that date, was Rs. 8,125.2 million. This represented approximately 2.3% of our net loans and investments and approximately 26.0% of our shareholders’ equity. At March 31, 2004, none of our ten largest funded exposures based on outstanding balances was classified as non-performing. Our largest non-performing loan was our 44th largest funded exposure based on outstanding principal balance. However, if any of our ten largest exposures were to become non-performing, the quality of our asset portfolio and the price of our equity shares and ADSs could be adversely affected.

     At March 31, 2004, as a percentage of gross loans and credit substitutes, approximately 40.4% were individual or retail advances, 9.8% were to automotive manufacturers and 3.3% were to companies in the heavy engineering industry. At that date, Rs. 2,016.4 million or 67.4% of our gross non-performing loan portfolio was concentrated in four industries: automotive, electronics, iron and steel and textiles. Recently, there has been some upturn in the automotive and iron and steel industries, while the position in textile and electronic industries has not shown any significant variation. Some of these sectors could be affected in future by change in trade regulations, commodity prices or slowdown in industrial growth. Industry specific difficulties in these and other sectors could increase our level of non-performing loans and adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

   HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions.

     HDFC Limited and its subsidiaries owned 24.2% of our equity at March 31, 2004. So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate the directors who are not required to retire by rotation to our board including the chairman and our managing director, subject to RBI approval. Accordingly, HDFC Limited may be able to exercise substantial control over our board and over matters subject to a shareholder vote which may not be in our interest.

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

     Currently, there is no nationwide payment system in India, and checks must generally be returned to the city from which written in order to be cleared. Because of mail delivery days and the variation in city based interbank clearing practices , check collections can be slow and unpredictable. Through our electronically linked branch network, correspondant bank arrangements and centralized processing, we effectively provide nationwide collection and disbursement system for our corporate clients. We enjoy cash float and earn fees from these services. The RBI has recently introduced a new inter-bank settlement system called the Real Time Gross Settlement (RTGS). The system facilitates real time settlements between banks, initially in select locations. This system is currently not fully operational. Once fully operational this could have an adverse impact on the cash float enjoyed so far from some of our cash management services and hence our future financial performance and the price of our equity shares and our ADS.

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

     In addition, both our centralized data center and our back-up systems are separately located in the greater Mumbai area. In the event of a regional disaster such as an earthquake, there is the possibility that both systems could be simultaneously damaged or destroyed. Though, we have established a remote disaster recovery site at Chennai which replicates our network and certain applications which are currently based in Mumbai and believe that we will be able to retrieve critical applications within an optimal time frame, it would still take some time to make it fully operational.

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

     RBI has recently issued draft guidelines for the ownership and governance in private sector banks. The objective of the draft guidelines is to have a regulatory road map for ownership and governance in private sector banks in the interests of the depositors and financial stability. The underlying thread of the draft guidelines is to ensure that the ultimate ownership and control of banks is well diversified, banks are owned and managed by ‘fit and proper’ persons/entities and well capitalized and that the processes are transparent and fair. The guidelines propose that the minimum capital of all private sector banks should be a minimum of Rs. 3.0 billion within three years. An investment by any category of investors greater than 5 percent in a private sector bank shall have to meet the ‘fit and proper’ criteria prescribed by the RBI. The guidelines propose that no single entity or group of related entities should have shareholding or control, direct or indirect, in excess of 10 per cent of paid up capital of a private sector bank. Any private sector bank or a foreign bank with a presence in India will not be allowed to hold shares above 5 per cent of the paid up capital of the investee private sector bank.

   Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous central governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular

   If regional hostilities increase, our business could suffer and the price of our equity shares and ADSs could go down.

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

     Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For purposes of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on The Stock Exchange, Mumbai or the National Stock Exchange on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares for determining whether the gain is long-term or short-term commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs. The current Finance Act 2004-05 has exempted long term capital gains on sale of shares traded in a recognized stock exchange and has also introduced Securities Transaction Tax (STT) from a date to be notified. See “Taxation—Indian Tax”.

   You may be subject to Indian taxes on dividends payable on your ADSs

     In view of changes in the Indian Income Tax law, effective financial year 2003-04 a Company paying the dividend is subject to dividend distribution tax @ 12.5%, plus surcharge of 2.5% and an educational cess of 2% on the total tax on the total amount it distributes as dividend to its shareholders in addition to the normal corporate tax on its income. See “Taxation—Indian Tax”. Because of the dividend distribution tax, the company need not withhold tax at source from the dividend to the ADS holders. These laws could change in the future.

   You may not be able to enforce a judgment of a foreign court against us.

     We are a limited liability company incorporated under the laws of India. All but one of our directors and executive officers and some of the experts named in this annual report are residents of India and almost all of our assets and the assets of these persons are located in India.

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

Trading prices of our ADSs on the New York Stock Exchange

     The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the New York Stock Exchange; and

•	the average daily trading volume for our ADSs on the New York Stock Exchange.

	Price per ADS				Average daily ADS
	High		Low		trading volume
2003
Third Quarter	US$	23.8	US$	18.8	63,563
October		26.0		21.9	62,848
November		26.4		22.5	101,205
December		34.4		26.2	78,341
2004
January		34.9		28.3	106,635
February		31.9		27.5	99,579
March		32.0		27.0	62,183
April		32.0		29.0	50,505
May		33.1		19.6	161,195
June		29.8		24.6	100,995
July		27.6		25.7	44,586
August		28.2		26.2	37,114
September (through September 13)		29.7		28.2	18,088

Trading prices of our equity shares on the National Stock Exchange

     The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into US dollars based on a rate of Indian Rs. 43.40 per US dollar; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per				Price per
	Equity share				Equity share				Average daily
									Equity share
	High		Low		High		Low		trading volume
1999	Rs.	86.1	Rs.	48.0	US$	2.0	US$	1.1	150,201
2000		295.0		58.5		6.8		1.3	175,291
2001		285.0		185.0		6.6		4.3	153,088
2002
First Quarter		255.0		220.0		5.9		5.1	73,674
Second Quarter		241.5		199.8		5.6		4.6	83,395
Third Quarter		226.0		200.0		5.2		4.6	57,943
Fourth Quarter		223.0		186.0		5.1		4.3	105,587
2003
First Quarter		256.0		187.3		5.9		4.3	111,915
Second Quarter		267.2		231.0		6.2		5.3	147,219
Third Quarter		303.5		235.1		7.0		5.4	258,724
October		329.9		275.5		7.6		6.3	432,034
November		323.0		265.5		7.4		6.1	280,551
December		385.1		304.0		8.9		7.0	492,247
2004
January		406.8		300.6		9.4		6.9	563,193
February		383.4		325.5		8.8		7.5	296,284
March		400.0		335.2		9.2		7.7	235,948
April		400.0		368.0		9.2		8.5	228,853
May		395.0		256.2		9.1		5.9	226,836
June		392.0		346.0		9.0		8.0	277,571
July		379.5		341.1		8.7		7.9	257,662
August		381.9		353.1		8.8		8.1	177,308

     At March 31, 2004, there were 215,630 holders of record of our equity shares, excluding ADS, of which 32 had registered addresses in the United States and held an aggregate of 15,378 of our equity shares.

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

     Consistent with our dividend policy we have had a track record of moderate but steady increases in dividend declarations and the dividend payout ratio(1) in the last few years has been in the range of 22% to 24%.

     The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees. For convenience of the reader, we have provided US dollar equivalent amounts, which have been computed on the basis of the March 31, 2004, noon buying rate of Rs. 43.40 per US dollar.

	Dividend				Total amount of
	per equity share				dividends paid
					(in millions)
Relating to Fiscal Year
2000	Rs.	1.60	US$	0.037	Rs.	323.9	US$	7.5
2001		2.00		0.046		487.2		11.2
2002		2.50		0.058		703.4		16.2
2003		3.00		0.069		849.5		19.6
2004		3.50		0.081		1,000.5		23.1

     Our dividends are generally declared and paid in the fiscal year following the year to which they relate. The dividend relating to fiscal year 2004 was paid in May 2004. This was subject to a dividend distribution tax of 12.5% plus a surcharge of 2.5% which was paid by the Bank. The shareholders of the Bank were not subjected to any withholding tax. The above tax actions were a result of changes in tax laws effective for dividends paid in fiscal 2004 onwards. For dividends paid in fiscal 2004, there was a distribution tax liability on the Bank of Rs. 128.2 million.

     Future dividends will depend on our revenues, cash flow, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. The equity shares represented by ADSs will rank equally with our existing equity shares in respect of dividends.

     Before paying any dividend on our equity shares, we are required under the Indian Banking Regulation Act to write off all expenses capitalized under Indian GAAP. Before declaring dividends, we are required to transfer at least 25% of the balance of profits of each year determined in accordance with Indian GAAP to a reserve fund. The RBI has issued new guidelines in April 2004, regarding declaration and payment of dividend including interim dividend) by banks with effect from the accounting year ended 31 March 2004. For description on regulation of dividend, see “Restrictions on Payment of Dividends—Supervision and Regulation”.

     For a description of the tax consequences of dividends paid to our shareholders, see “Taxation—Indian Tax—Taxation of Distributions.”

(1) Dividend payout ratio is dividend paid (before dividend distribution tax) upon net income for the year.

SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth our selected financial and operating data. The financial data have been derived from our financial statements prepared in accordance with US GAAP. The summary income statement data for the fiscal years ended March 31, 2002, 2003 and 2004 and the summary balance sheet data as of March 31, 2003 and 2004 are derived from our audited financial statements included in this annual report, together with the report of Deloitte Haskins and Sells, independent auditors. Our summary balance sheet data as of March 31, 2000, March 31, 2001 and March 31, 2002 and our summary income statement data for the fiscal years ended March 31, 2000 and March 31, 2001 are derived from our audited financial statements not included in this report. For the convenience of the reader, the summary financial data as of and for the year ended March 31, 2004 have been translated into US dollars at a rate of US$1.00 = Rs. 43.40.

     You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements.

	Year ended March 31,
	2000		2001		2002		2003		2004		2004
	(in millions, except per equity share data)
Selected income statement data:
Interest revenue	Rs.	6,812.5	Rs.	12,561.5	Rs.	16,448.0	Rs.	19,424.8	Rs.	24,591.5	US$	566.6
Interest expense		3,765.1		7,573.4		10,762.5		11,779.2		11,983.1		276.1

Net interest revenue		3,047.4		4,988.1		5,685.5		7,645.6		12,608.4		290.5
Allowance for credit losses, net		455.9		247.0		451.6		741.5		2,343.4		54.0

Net interest revenue after allowance for credit losses		2,591.5		4,741.1		5,233.9		6,904.1		10,265.0		236.5
Non-interest revenue, net		1,082.0		1,627.1		3,215.1		4,397.3		4,697.6		108.3

Net revenue		3,673.5		6,368.2		8,449.0		11,301.4		14,962.6		344.8
Non-interest expense		1,640.4		3,162.5		4,196.0		6,057.9		8,369.3		192.8

Income before income taxes		2,033.1		3,205.7		4,253.0		5,243.5		6,593.3		152.0
Income tax expense		642.3		1,065.1		1,294.6		1,729.7		1,838.8		42.4

Net income	Rs.	1,390.8	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8	Rs.	4,754.5	US$	109.6

Per equity share data:
Earnings per share, basic	Rs.	7.05	Rs.	8.97	Rs.	11.10	Rs.	12.57	Rs.	16.87	US$	0.39
Earnings per share, diluted		7.03		8.87		11.04		12.51		16.70		0.38
Dividends		1.60		2.00		2.50		3.00		3.50		0.08
Book value(1)		36.72		44.88		79.06		93.36		110.4		2.54
Equity shares outstanding at end of period (in millions of equity shares)		238.1		239.7		279.0		279.7		282.8		282.8
Weighted average equity shares outstanding- basic (in millions of equity shares)		197.2		238.6		266.6		279.5		281.9		281.9
Weighted average equity shares outstanding- diluted (in millions of equity shares)		197.7		241.2		267.9		281.3		284.7		284.7
Selected balance sheet data:
Total assets	Rs.	119,967.7	Rs.	161,128.5	Rs.	243,032.2	Rs.	311,840.7	Rs.	426,835.6	US$	9,834.9
Cash and cash equivalents		16,181.9		26,121.1		34,590.6		23,944.9		33,010.4		760.6
Term placements		—		—		—		7,747.4		3,565.2		82.1
Loans, net of allowance		36,058.5		51,083.2		71,528.9		118,299.9		177,681.1		4,094.0
Investments held for trading		—		—		3,837.6		3,976.1		6,233.8		143.6
Investments available for sale		58,700.5		69,928.9		80,320.6		98,929.2		133,274.6		3,070.8
Investments held to maturity		—		—		35,429.9		38,426.7		36,368.4		838.0
Non-performing loans, net		844.6		485.5		536.4		683.3		269.9		6.3
Total liabilities		111,224.4		150,368.7		220,971.3		285,727.6		395,619.8		9,115.6
Long-term debt		1,720.0		2,220.6		2,157.9		2,116.0		6,086.0		140.2
Short-term borrowings		15,734.7		16,671.2		21,600.3		21,579.6		24,064.2		554.5
Total deposits		84,277.2		116,581.1		176,538.1		223,760.0		304,062.0		7,006.0
Shareholders’ equity		8,743.3		10,759.8		22,060.9		26,113.1		31,215.8		719.3

(1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.

					At March 31,

	2000		2001		2002		2003		2004		2004
					(in millions)
Period average:(2)
Total assets	Rs.	65,223.3	Rs.	130,056.0	Rs.	202,013.2	Rs.	257,020.8	Rs.	357,123.6	US$	8,228.7
Interest-earning assets		59,837.7		119,714.5		183,488.8		230,452.0		327,523.3		7,546.6
Loans, net of allowance		19,210.1		39,004.4		59,374.9		82,461.2		136,527.4		3,145.8
Total liabilities		59,023.2		120,216.2		185,512.4		232,933.8		328,458.8		7,568.2
Interest-bearing liabilities		41,920.6		86,738.9		137,681.1		175,598.6		236,550.9		5,450.5
Long-term debt		1,598.0		1,718.2		2,159.7		2,280.3		2,605.9		60.0
Short-term borrowings		7,338.0		10,472.9		18,105.9		15,362.9		33,040.7		761.3
Total deposits		45,752.6		97,110.9		142,854.5		186,847.7		262,707.6		6,053.2
Of which:
Interest-bearing deposits.		32,984.6		74,547.8		117,415.5		157,955.4		200,904.4		4,629.1
Shareholders’ equity		6,200.1		9,839.8		16,500.8		24,087.0		28,664.9		660.5

(2)	Average balances are the average of daily outstanding amounts.

	At or for the year ended March 31,
	2000	2001	2002	2003	2004
	(in percentages)
Profitability:
Net income as a percentage of:
Average total assets	2.1	1.6	1.5	1.4	1.3
Average shareholders’ equity	22.4	21.8	17.9	14.6	16.6
Dividend payout ratio(3)	23.3	22.8	23.8	24.2	21.0
Spread(4)	4.5	3.6	2.4	2.6	2.4
Net interest margin(5)	5.1	4.2	3.1	3.3	3.9
Cost-to-net revenue ratio(6)	44.7	49.7	49.7	53.6	55.9
Cost-to-average assets ratio(7)	2.5	2.4	2.1	2.4	2.3
Capital:
Total capital adequacy ratio(8)	12.2	11.1	13.9	11.1	11.7
Tier 1 capital adequacy ratio(8)	9.6	8.7	10.8	9.5	8.0
Tier 2 capital adequacy ratio(8)	2.6	2.4	3.1	1.6	3.7
Average shareholders’ equity as a percentage of average total assets	9.5	7.6	8.2	9.4	8.0
Asset quality:
Gross non-performing loans as a percentage of gross loans	4.4	2.9	2.7	2.0	1.7
Gross non-performing loans and credit substitutes to gross customer assets(9)	3.2	2.1	1.9	1.6	1.6
Net non-performing loans as a percentage of net loans	2.3	1.0	0.7	0.6	0.2
Net non-performing loans and credit substitutes to net customer assets(9)	1.7	0.7	0.6	0.5	0.2
Net non-performing loans as a percentage of total assets	0.7	0.3	0.2	0.2	0.1
Specific allowance for credit losses as a percentage of gross non-performing loans	47.5	67.6	72.6	71.1	91.0
Total allowance for credit losses as a percentage of gross non-performing loans	56.4	77.1	81.9	78.8	116.8
Allowance for credit losses as a percentage of gross total loans	2.5	2.2	2.2	1.6	1.9

(3)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends of each year are typically paid in the following fiscal year. See “Dividend Policy.”

(4)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities, including current accounts which are non-interest bearing.

(5)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(6)	Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.

(7)	Represents the ratio of non-interest expense to average total assets.

(8)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the RBI, based on financial statements prepared in accordance with Indian GAAP. See “Information About India—Supervision and Regulation.”

(9)	Customer assets consist of loans and credit substitutes. Credit substitutes consist of investments in commercial paper, debentures and preference shares.

SELECTED STATISTICAL INFORMATION

     The following information should be read together with our financial statements included in this report as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All amounts presented in this section are in accordance with US GAAP.

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

	Years ended March 31,
	2002					2003					2004
			Interest		Average			Interest		Average			Interest		Average
	Average		revenue/		yield/	Average		revenue/		yield/	Average		revenue/		Yield/
	Balance		expense		cost	Balance		expense		cost	balance		expense		cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents and term placements	Rs.	35,324.8	Rs.	2,150.9	6.1%	Rs.	21,622.7	Rs.	1,233.5	5.7%	Rs.	29,475.2	Rs.	1,109.6	3.8%
Investments available for sale:
Tax free(1)		13,859.8		1,080.9	7.8%		7,779.0		494.5	6.4%		25,286.0		1,475.6	5.8%
Taxable		48,395.9		4,586.5	9.5%		75,867.8		5,649.5	7.5%		99,107.3		7,129.2	7.2%
Investments held to maturity		24,130.9		2,280.3	9.5%		36,775.4		3,763.2	10.2%		31,576.2		2,882.5	9.1%
Investments held for trading		2,402.5		218.7	9.1%		5,945.8		478.9	8.1%		5,551.3		289.6	5.2%
Loans, net		59,374.9		6,130.7	10.3%		82,461.2		7,805.4	9.5%		136,527.4		11,705.0	8.6%

Total interest-earning assets	Rs.	183,488.8	Rs.	16,448.0	9.0%	Rs.	230,452.0	Rs.	19,424.9	8.4%	Rs.	327,523.3	Rs.	24,591.5	7.5%

Non-interest-earning assets:
Cash		712.4					848.3					1,631.4
Property and equipment		3,799.0					4,924.5					5,424.2
Other assets		14,013.0					20,796.0					22,544.7

Total non-interest earning assets		18,524.4					26,569					29,600.3

Total assets	Rs.	202,013.2	Rs.	16,448.0	8.1%	Rs.	257,020.8	Rs.	19,424.9	7.6%	Rs.	357,123.6	Rs.	24,591.5	6.9%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	23,005.5	Rs.	700.0	3.0%	Rs.	36,419.7		1,125.2	3.1%	Rs.	61,535.8	Rs.	1,633.9	2.7%
Time deposits		94,410.0		8,458.5	9.0%		121,535.7		9,383.3	7.7%		139,368.6		8,645.3	6.2%
Short-term borrowings		18,105.9		1,328.1	7.3%		15,362.9		1,032.9	6.7%		33,040.7		1,435.9	4.3%
Long-term debt		2,159.7		275.9	12.8%		2,280.3		237.7	10.4%		2,605.9		268.0	10.3%

Total interest-bearing liabilities	Rs.	137,681.1	Rs.	10,762.5	7.8%	Rs.	175,598.5	Rs.	11,779.2	6.8%		236,550.9		11,983.1	5.1%

Non-interest-bearing liabilities:
Non-interest-bearing deposits(2)		25,439.0					28,892.3					61,803.3
Other liabilities		22,392.3					28,442.9					30,104.6

Total non-interest-bearing liabilities		47,831.3					57,335.4					91,907.8

Total liabilities	Rs.	185,512.4	Rs.	10,762.5	5.8%	Rs.	232,933.8	Rs.	11,779.2	5.1%	Rs.	328,458.8	Rs.	11,983.1	3.6%

Shareholders’ equity		16,500.8					24,087.0					28,664.9
Total liabilities and shareholders’ equity	Rs.	202,013.2	Rs.	10,762.5	5.3%	Rs.	257,020.8	Rs.	11,779.2	4.6%	Rs.	357,123.6	Rs.	11,983.1	3.4%

(1)	Yield on tax free securities are not on a tax equivalent basis.

(2)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate Analysis

     The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and changes in average rates.

	Fiscal 2003 vs. Fiscal 2002						Fiscal 2004 vs. Fiscal 2003
	Increase (decrease)(1) due to						Increase (decrease)(1) due to
			Change						Change
			in						In
	Net		average		Change in		Net		Average		Change in
	Change		volume		Average rate		change		Volume		Average rate
	(in millions)
Interest revenue:
Cash and cash equivalents	Rs.	(917.4)	Rs.	(834.3)	Rs.	(83.1)	Rs.	(123.9)	Rs.	447.9	Rs.	(571.8)
Investments available for sale:
Tax free		(586.4)		(474.2)		(112.2)		981.1		1,112.8		(131.7)
Taxable		1,063.0		2,603.5		(1,540.5)		1,479.7		1,730.5		(250.8)
Investments held to maturity		1,482.8		1,194.9		287.9		(880.7)		(532.0)		(348.7)
Investments held for trading		260.2		322.5		(62.3)		(189.3)		(31.7)		(157.6)
Loans, net		1,674.7		2,383.8		(709.1)		3,899.6		5,117.6		(1,218.0)
Total interest-earning assets	Rs.	2,976.9	Rs.	5,196.2	Rs.	(2,219.3)	Rs.	5,166.5	Rs.	7,845.1	Rs.	(2,678.6)

Interest expense:
Savings account deposits	Rs.	425.2	Rs.	408.2	Rs.	17.0	Rs.	508.7	Rs.	775.9	Rs.	(267.2)
Time deposits		924.9		2,430.3		(1,505.4)		(738.1)		1,376.8		(2,114.9)
Short-term borrowings		(295.3)		(201.2)		(94.1)		403.0		1,188.5		(785.5)
Long-term debt		(38.1)		15.4		(53.5)		30.3		33.9		(3.6)
Total interest-bearing liabilities	Rs.	1,016.7	Rs.	2,652.7	Rs.	(1,636.0)	Rs.	203.9	Rs.	3,375.1	Rs.	(3,171.2)
Net interest revenue	Rs.	1,960.20	Rs.	2,543.60	Rs.	(583.4)	Rs.	4,962.6	Rs.	4,470.0	Rs.	492.6

(1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

     The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Years ended March 31,
	2002		2003		2004
	(in millions, except percentages)
Interest revenue	Rs.	16,448.0	Rs.	19,424.8	Rs.	24,591.5
Average interest-earning assets		183,488.8		230,452.0		327,523.3
Interest expense		10,762.5		11,779.2		11,983.1
Average interest-bearing liabilities		137,681.1		175,598.5		236,550.9
Average total assets		202,013.2		257,020.8		357,123.6
Average interest-earning assets as a percentage of average total assets		90.8%		89.7%		91.7%
Average interest-bearing liabilities as a percentage of average total assets		68.2%		68.3%		66.2%
Average interest-earning assets as a percentage of average interest- bearing liabilities		133.3%		131.2%		138.5%
Yield		9.0%		8.4%		7.5%
Cost of funds(1)		5.8%		5.1%		3.6%
Spread(2)		2.4%		2.7%		3.5%
Net interest margin(3)		3.1%		3.3%		3.8%

(1)	Excludes equity.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities (including checking account balances which currently carry zero interest rate)

(3)	Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Returns on Equity and Assets

     The following table presents selected financial ratios for the periods indicated.

	Years ended March 31,
	2002		2003		2004
	(in millions, except percentages)
Net income	Rs.	2,958.4	Rs.	3,513.8	Rs.	4,754.5
Average total assets		202,013.2		257,020.8		357,123.6
Average shareholders’ equity		16,500.8		24,087.0		28,664.9
Net income as a percentage of average total assets		1.5%		1.4%		1.3%
Net income as a percentage of average shareholders’ equity		17.9%		14.6%		16.6%
Average shareholders’ equity as a percentage of average total assets		8.2%		9.4%		8.0%

     The following table sets forth, for the periods indicated, information related to our investments available for sale.

	At March 31,
	2002								2003								2004
			Gross		Gross						Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost		Gain		Loss		Value		Cost		Gain		Loss		Value		Cost		Gain		Loss		Value
	(in millions)
Government securities	Rs.	34,322.1	Rs.	752.8	Rs.	4.7	Rs.	35,070.2	Rs.	45,149.6	Rs.	784.8	Rs.	19.1	Rs.	45,915.3	Rs.	63,535.0	Rs.	1,426.9	Rs.	37.4	Rs.	64,924.5
Other debt securities		33,752.7		505.9		141.7		34,116.9		29,357.8		1,802.3		186.7		30,973.4		30,554.7		2,106.7		101.1		32,560.3

Total debt securities		68,074.8		1,258.7		146.4		69,187.1		74,507.4		2,587.1		205.8		76,888.7		94,089.7		3,533.6		138.5		97,484.8
Non-debt securities		11,051.4		151.3		69.2		11,133.5		21,649.8		493.0		102.3		22,040.5		35,083.4		907.4		201.0		35,789.8

Total	Rs.	79,126.2	Rs.	1,410.0	Rs.	215.6	Rs.	80,320.6	Rs.	96,157.2	Rs.	3,080.1	Rs.	308.1	Rs.	98,929.2	Rs.	129,173.1	Rs.	4,441.0	Rs.	339.5	Rs.	133,274.6

     The following table sets forth, for the periods indicated, information related to our investments held to maturity.

	At March 31,
	2002								2003								2004
			Gross		Gross						Gross		Gross						Gross		Gross
	Fair		Unrealized		Unrealized		Amortized		Fair		Unrealized		Unrealized		Amortized		Fair		Unrealized		Unrealized		Amortized
	Value		Gain		Loss		Cost		Value		Gain		Loss		Cost		Value		Gain		Loss		Cost
	(in millions)
Government securities	Rs.	14,597.3	Rs.	1,209.8	Rs.	—	Rs.	13,387.5	Rs.	20,392.6	Rs.	1,145.5	Rs.	7.3	Rs.	19,254.4	Rs.	28,424.2	Rs.	1,180.1	Rs.	1.1	Rs.	27,245.2
Other debt securities		22,292.0		460.1		210.5		22,042.4		19,715.7		580.9		37.5		19,172.3		9,633.4		511.1		0.9		9,123.2

Total debt securities		36,889.3		1,669.9		210.5		35,429.9		40,108.3		1,726.4		44.8		38,426.7		38,057.6		1,691.2		2.0		36,368.4
Non-debt securities		—		—		—		—		—		—		—		—		—		—		—		—
Total	Rs.	36,889.3	Rs.	1,669.9	Rs.	210.5	Rs.	35,429.9	Rs.	40,108.3	Rs.	1,726.4	Rs.	44.8	Rs.	38,426.7	Rs.	38,057.6	Rs.	1,691.2	Rs.	2.0	Rs.	36,368.4

     The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available for sale securities and their market yields.

	At March 31, 2004
										More than ten
	Up to one year			One to five years			Five to ten years			years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	11,748.4	4.5%	Rs.	25,593.4	4.8%	Rs.	25,328.2	4.9%	Rs.	2,254.5	5.2%
Other debt securities		7,471.0	5.5%		18,452.1	6.3%		6,601.8	6.5%		35.4	7.4%

Total debt securities		19,219.4	4.9%		44,045.5	5.4%		31,930.0	5.3%		2,289.9	5.3%

Total amortized cost		18,949.0			42,364.0			30,537.0			2,239.8

Total market value	Rs.	19,172.8		Rs.	44,092.1		Rs.	31,930.0		Rs.	2,289.9

Funding

     Our funding operations are designed to ensure both stability and cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 65.9% of total deposits at March 31, 2004. Wholesale banking deposits represented 34.1% of total deposits at March 31, 2004.

Total Deposits

     The following table sets forth, for the periods indicated, our outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by average of daily balances) of savings deposits was 3.0% in fiscal 2002, 3.1% in fiscal 2003 and 2.7% in fiscal 2004. The average costs of time deposits was 9.0% in fiscal 2002, 7.7% in fiscal 2003 and 6.2% in fiscal 2004.

	Years ended March 31,
	2002			2003			2004
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Non-interest-bearing demand deposits	Rs.	42,201.8	23.9%	Rs.	49,509.6	22.1%	Rs.	88,351.2	29.0%
Savings deposits		29,574.5	16.8		46,631.4	20.8%		78,043.0	25.7%
Time deposits		104,761.8	59.3		127,619.0	57.1%		137,667.8	45.3%

Total	Rs.	176,538.1	100.0%	Rs.	223,760.0	100.0%	Rs.	304,062.0	100.0%

     As of March 31, 2004, time deposits in excess of Rs. 4.5 million (approximately US$100,000) have a balance to maturity profile as follows:

	At March 31, 2004
	Up to 3						9 to 12		More than 1
	months		3 to 6 months		6 to 9 months		months		Year
	(in millions)
Balance to maturity for deposits exceeding Rs. 4.5 million each	Rs.	24,098.0	Rs.	10,980.0	Rs.	3,737.1	Rs.	4,877.1	Rs.	10,554.6

Short-term Borrowings

     The following table sets forth for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings, excluding deposits.

	Year ended March 31,
	2002		2003		2004
	(in millions, except percentages)
Period end balance	Rs.	21,600.3	Rs.	21,579.6	Rs.	24,064.2
Average balance during the period(1)		18,105.9		15,362.9		33,040.7
Maximum outstanding		29,857.9		32,221.7		52,274.3
Average interest rate during the period(2)		7.4%		6.3%		4.3%
Average interest at period end(3)		6.5%		6.9%		4.1%

(1)	Average of daily balances outstanding.

(2)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.

(3)	Represents the weighted average rate of short-term borrowings outstanding at March 31, 2002, 2003 and 2004.

Subordinated Debt

     We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. The Bank has issued subordinated debt at various date from fiscal 1998 and fiscal 2004 at various coupon rates. The first tranche aggregating Rs. 1,000.0 million was issued on various dates between January 29, 1998 and March 20, 1998 and carries a coupon rate of 13.00%. This tranche is repayable on various dates between July 28, 2004 and September 19, 2004. The second tranche aggregating Rs. 500.0 million was issued on various dates between March 30, 1999 and June 5, 1999 and carries a coupon rate of 13.75%. This tranche is repayable on various dates between June 29, 2006 and September 4, 2006. The third tranche aggregating Rs. 500.0 million was issued on

March 22 and March 23, 2001 and carries a coupon rate of 11.00%. This tranche is repayable by June 22, 2006. The Bank in the current year issued subordinated debts aggregating to Rs. 4,000 million, issued on February 4, 2004 of which Rs. 3,950 million carries a coupon rate of 5.90% and matures in May 2013 and Rs. 50 million carries a coupon rate of 6.0% and matures in May 2016.

Asset Liability Gap and Interest Sensitivity Data

     The following table sets forth, for the periods indicated, our asset-liability gap position.

	At March 31, 2004(1)
						Greater
						than one	Greater than
					Total	year and	three years	Greater
			91-180	6-12	within one	up to three	and up to	than five
	0-28 days	29-90 days	days	months	year	years	five years	years	Total
	(in millions)
Cash and cash Equivalents(2),(3)	19,711.9	656.7	820.9	1,806.0	22,995.5	9,850.7	164.2	—	33,010.4
Term placements		543.1	563.1	1,035.30	2,141.5	1,423.7	—	—	3,565.2
Investments held for trading(4)	5,797.4	436.4	—	—	6,233.8	—	—	—	6,233.8
Investments available for sale(5),(6)	13,191.5	5,825.0	6,732.1	12,272.8	38,021.4	58,449.0	16,306.0	20,498.2	133,274.6
Investments held to maturity(5)	6,169.7	2,330.8	1,927.2	5,125.4	15,553.1	17,673.6	2,870.8	270.9	36,368.4
Securities purchased under agreement to resell	19,950.0	—	—	—	19,950.0	—	—	—	19,950.0
Loans, net(7), (8)	30,868.8	40,998.8	15,572.3	20,128.5	107,568.4	60,246.4	8,884.8	981.5	177,681.1
Accrued interest Receivable	4,178.7	—	—	—	4,178.7	—	—	—	4,178.7
Other assets	6,340.1	—	—	—	6,340.1	—	—	64.2	6,404.3
Total financial Assets	106,208.1	50,790.8	25,615.6	40,368.0	222,982.5	147,643.4	28,225.8	21,814.8	420,666.5
Deposits(9)	46,486.4	11,676.8	12,113.6	37,594.1	107,870.9	193,695.8	2,495.3	—	304,062.0
Securities sold under repurchase agreements
Debt(10)	17,899.5	1,513.2	5,737.5	—	25,150.2	1,000.0	—	4,000.0	30,150.2
Other liabilities		60,380.8	—	—	60,380.8	1,026.8	—	—	61,407.6
Total financial
Liabilities	64,385.9	73,570.8	17,851.1	37,594.1	193,401.9	195,722.6	2,495.3	4,000.0	395,619.8
Asset/liability gap	41,822.2	(22,780.0)	7,764.5	2,773.9	29,580.6	(48,079.2)	25,730.5	17,814.8	25,046.7
Cumulative gap	41,822.2	19,042.2	26,806.7	29,580.6	29,580.6	(18,498.6)	7,231.9	25,046.7	25,046.7
Cumulative gap as a percentage of total assets	39.4%	37.5%	104.6%	73.2%	13.3%	(12.5%)	25.6%	114.8%	6.0%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.

(2)	Cash on hand is classified in the 0-28 day bucket.

(3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances to the applicable maturity categories on a basis proportionate to the classification of related deposits.

(4)	Securities in the trading book are classified in the 0-28 days or 29-90 days maturity bucket based on the expected time of realization for the said investments.

(5)	Securities held towards satisfying the statutory liquidity requirement (SLR) prescribed by the RBI are classified based the applicable maturity categories on a basis proportionate to the classification of related deposits.

(6)	Shares and units of open ended mutual funds are classified in the “greater than five years’’ category.

(7)	Net Non-performing loans are classified in the “greater than five years’’ category.

(8)	Ambiguous maturity overdrafts are classified under various maturity buckets based on the historical behavioral analysis of such advances.

(9)	Non maturity deposits are classified under various maturity buckets based on the historical behavioral analysis of such deposits.

(10)	Includes short-term borrowings and long-term debt. For further information on how we manage our asset liability risk, see “Business—Market Risk.’’

Loan Portfolio and Credit Substitutes

     At March 31, 2004, our gross loan portfolio was Rs. 181.2 billion and represented approximately 1.1 million contracts outstanding. At March 31, 2004, our gross credit substitutes outstanding were Rs. 17.0 billion and represented 112 credit substitutes outstanding. All our gross loans and credit substitutes are to Indian borrowers and over 90% are denominated in rupees. For a description of our wholesale and retail loan products, see “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes” and “—Retail Banking—Retail Loan Products.”

     The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group.

	At March 31,
	2000		2001		2002		2003		2004
	(in millions)
Working capital	Rs.	14,638.6	Rs.	19,974.7	Rs.	28,200.8	Rs.	45,521.9	Rs.	54,104.5
Term loans		15,804.2		23,678.5		30,579.8		43,005.0		53,819.3
Investment in finance leases		218.0		137.2		52.9		8.3
Retail loans		6,305.0		8,447.1		14,301.3		31,631.4		73,251.6

Gross loans	Rs.	36,965.8	Rs.	52,237.5	Rs.	73,134.8	Rs.	120,166.6	Rs.	181,175.4
Credit substitutes,		13,056.2		22,344.2		35,329.9		30,255.5		17,041.5

Gross loans plus credit substitutes	Rs.	50,022.0	Rs.	74,581.7	Rs.	108,464.7	Rs.	150,422.1	Rs.	198,216.9

Maturity and Interest Rate Sensitivity of Loans

     The following table sets forth, for the periods indicated, the maturity and interest rate sensitivity of our loans.

	At March 31, 2004
	Due in one		Due in one		Due after
	year or less		to five years		five years
	(in millions)
Retail	Rs.	27,560.8	Rs.	45,512.2	Rs.	178.6
Wholesale	Rs.	78,430.9	Rs.	26,072.3	Rs.	3,420.6
Gross loans	Rs.	105,991.7	Rs.	71,584.5	Rs.	3,599.2

	At March 31, 2004
	Due in one		Due in one		Due after
	year or less		to five years		five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	2,710.1		—		—
Fixed rates	Rs.	104,858.3	Rs.	69,131.2	Rs.	981.5

Gross loans	Rs.	107,568.4	Rs.	69,131.2	Rs.	981.5

Concentration of Loans and Credit Substitutes

     Pursuant to the guidelines of the RBI, our exposure to individual borrowers generally may not exceed 15% of our capital funds calculated under Indian GAAP. We had three exposures to companies that were above the general limit at March 31, 2004 for which we had approvals of the RBI. Our exposure to a group of companies under the same management control generally may not exceed 40% of our capital funds without the prior approval of the RBI. In some cases, the exposure to a group of companies under the same management control may be up to 50% of our capital funds. For further information, see “Information About India—Supervision and Regulation.”

     The following table sets forth, for the periods indicated, our gross loans and credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes.

	At March 31,
	2000			2001			2002			2003			2004
	(in millions, except percentages)
1. Automotive manufacturers		1,614.2	3.2%		3,138.6	4.2%		9,999.2	9.2%		13,393.2	8.9%		19,370.2	9.8%
2. Heavy Engineering		824.1	1.6%		4,808.2	6.4%		3,903.4	3.6%		3,830.1	2.5%		6,630.9	3.3%
3. Cement manufacturers		929.9	1.9%		3,173.2	4.3%		2,990.6	2.8%		4,171.9	2.8%		6,348.3	3.2%
4. Land transport		12.1	0.0%		7.9	0.0%		1,270.3	1.2%		2,420.1	1.6%		5,352.4	2.7%
5. Hire purchase		2,057.7	4.1%		2,394.7	3.2%		5,367.0	4.9%		5,877.1	3.9%		4,498.5	2.3%
6. Investment and finance		2,169.3	4.3%		2,422.9	3.2%		204.0	0.2%		2,188.1	1.5%		4,491.3	2.3%
7. Iron and steel		943.1	1.9%		1,191.5	1.6%		2,456.0	2.3%		2,270.2	1.5%		4,258.8	2.1%
8. Telecom		487.7	1.0%		1,393.6	1.9%		2,490.1	2.3%		921.0	0.6%		4,054.0	2.0%
9. Drugs and pharmaceuticals		1,003.0	2.0%		1,734.4	2.3%		1,853.4	1.7%		2,358.0	1.6%		4,014.0	2.0%
10. Others		39,980.9	79.9%		54,316.7	72.8%		77,930.7	71.8%		112,992.3	75.1%		139,198.5	70.3%
11. Total	Rs.	50,022.0	100.0%	Rs.	74,581.7	100.0%	Rs.	108,464.7	100.0%	Rs.	150,422.0	100.0%	Rs.	198,216.9	100.0%

     Our ten largest funded exposures consisting of loans, investments including credit substitutes at March 31, 2004 totaled approximately Rs. 33.3 billion and represented approximately 16.8% of our total gross loan and credit substitutes. The largest group of companies under the same management control accounted for approximately 0.7% of our loans and credit substitutes.

Directed Lending

     The RBI has established guidelines requiring Indian banks to lend 40% of their net bank credit to certain specified sectors called priority sectors. Priority sectors include small-scale industries, the agricultural sector, food and agro-based industries and small businesses. See “Information About India—Supervision and Regulation.’’

     We are required to comply with the priority sector lending requirements at the last reporting Friday of each fiscal year, a date specified by RBI for reporting. Apart from our loans to the specified sectors outlined above, we may invest in bonds of specified institutions to meet our mandated lending requirements. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to five years and carry interest rates lower than market rates. These deposits also satisfy part of our priority sector requirement.

     The following table sets forth, for the periods indicated, our directed lending broken down by sector.

	At March 31,
	2000		2001		2002		2003		2004
	(in millions)
Directed lending:
Agriculture	Rs.	1,630.3	Rs.	1,206.8	Rs.	1,493.4	Rs.	8,858.8	Rs.	13,220.2
Small scale industries		3,249.2		1,772.8		2,730.5		2,949.6		4,370.6
Other		978.6		3,788.6		3,509.2		2,372.6		7,633.3

Total directed lending	Rs.	5,858.1	Rs.	6,768.2	Rs.	7,733.1	Rs.	14,181.0	Rs.	25,224.1

Non-Performing Loans

     The following discussion of non-performing loans is based on US GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Information About India—Supervision and Regulation.’’

     The Indian economy has expanded steadily during the past three years with GDP growth of, 5.4% in fiscal 2002, 4.4% in fiscal 2003 and 8.1% in fiscal 2004. Since 1991, the government of India has pursued a policy of gradual liberalization and deregulation. Indian corporations have had to respond to these pressures through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, unprofitable manufacturing facilities have existed, such as the iron and steel and textiles industries. This led to a decline in the operating performance of some Indian corporations and the impairment of related loan assets in the financial system, including some of our assets. The decline in certain sectors of the Indian economy has been offset by growth in segments such as financial services and information technology.

     At March 31, 2004, our gross non-performing loans as a percentage of gross loan assets was 1.7% and our gross non-performing loans net of valuation allowances as a percentage of net loan assets was 0.2%. We have made total specific valuation allowances for 91.0% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. At March 31, 2004, we had four non-performing loans in the directed lending sector. Non-performing loans to the directed lending sector as a percentage of gross loans was 0.1%.

     The following tables set forth, for the periods indicated, information about our gross non-performing loan portfolio.

	At March 31,
	2000		2001		2002		2003		2004
	(in millions, except percentages)
Non-performing loans:
Working capital loans	Rs.	1,126.7	Rs.	727.6	Rs.	993.9	Rs.	1,455.6	Rs.	1,867.8
Term loans		401.1		609.5		785.7		810.2		721.3
Investment in finance leases		77.4		65.9		39.6		26.9		—
Retail loans		3.2		93.3		140.7		74.9		403.5

Gross non-performing loans	Rs.	1,608.4	Rs.	1,496.3	Rs.	1,959.9	Rs.	2,367.6	Rs.	2,992.6

Specific valuation allowances	Rs.	763.8	Rs.	1,010.8	Rs.	1,423.5	Rs.	1,684.3		2,722.7
Unallocated valuation allowances		143.5		143.5		182.4		182.4		589.2
Non-performing loans net of specific valuation allowance		844.6		485.5		536.4		683.3		269.9
Gross loan assets	Rs.	36,965.8	Rs.	52,237.5	Rs.	73,134.8	Rs.	120,166.6	Rs.	181,175.4
Net loan assets		36,058.5		51,083.2		71,528.9		118,299.9	Rs.	177,681.1
Gross non-performing loans as a percentage of gross loans		4.35%		2.86%		2.68%		1.97%		1.65%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		2.34%		0.95%		0.74%		0.58%		0.15%
Specific valuation allowance as a percentage of gross non- performing loans		47.49%		67.55%		72.63%		71.14%		90.98%
Total valuation allowance as a percentage of gross non-performing loans		56.41%		77.14%		81.94%		78.84%		116.76%

Recognition of Non-Performing Loans

     We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired.

     We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us.

     We have analyzed our gross loans into their performance status as follows:

	At March 31,
	2000		2001		2002		2003		2004
	(in millions)
Performing	Rs.	35,357.4	Rs.	50,741.2	Rs.	71,174.9	Rs.	117,799.0	Rs.	178,182.8
Non-performing or impaired:
On accrual status		481.4		235.4		61.6		51.9
On non-accrual status		1,127.0		1,260.9		1,898.3		2,315.7		2,992.6

Total Non-performing or impaired		1,608.4		1,496.3		1,959.9		2,367.6		2,992.6

Total	Rs.	36,965.8	Rs.	52,237.5	Rs.	73,134.8	Rs.	120,166.6	Rs.	181,175.4

     Non-performing or impaired loans consist of loans that are on accrual status as well as loans that have been placed on non-accrual status.

     We place loans on non-accrual status when interest or principal payments are one quarter past due, at which time no further interest is accrued and overdue interest not collected is reversed. We make specific allowances for all loans on non-accrual status based on the loss we expect to incur for each such loan.

     We also identify other loans as non-performing or impaired even when principal or interest payments are less than one quarter past due but where we believe recovery of all principal and interest amounts is doubtful. We make specific and unallocated allowances for these loans based on our estimate of losses inherent in the loan portfolio.

     Our policy of placing loans on non-accrual status when interest or principal payments are 90 days or more overdue is consistent with what is required by the RBI and, we believe, is the general market practice in India. The RBI had announced that beginning March 31, 2004, Indian banks will be required to follow a 90-day non-accrual standard.

     Our methodology for determining specific and unallocated allowances for non-performing loans is discussed below separately for each category of loan.

     Commercial Loans. We make specific allowances for credit losses for all commercial loans on non-accrual status. We also make specific allowances for commercial loans that are on accrual status, when we consider these loans to be impaired despite being less than one quarter past due.

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

     Retail Loans. Retail loans principally consist of loans against securities, auto loans and other personal loans. We make specific allowances for all retail loans that are on non-accrual status where the fair value of the collateral is less than the outstanding amount of the loan. We also make unallocated allowances for retail loans that are on an accrual status, which consist of loans that are less than one quarter past due. Our retail loan portfolios comprise groups of a larger number of small value homogeneous loans. Our unallocated allowance is based on our estimate of the expected amount of losses inherent in each retail loan portfolio.

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

     We establish a specific allowance for the entire balance outstanding for all auto loans that are on non-accrual status, which is when the loan is past due for one quarter or more. We also establish a specific allowance for all auto loans where we have repossessed and sold the vehicle, based on the difference between the carrying value of the loan and the realized value of the collateral.

     We establish an unallocated allowance for auto loans that are past due for less than one quarter. We do this by stratifying such loans based on the number of days past due. We establish an unallocated allowance for each strata which reflects our estimate of the shortfall between the aggregate carrying value of the loans in that strata and the net realizable value of the collateral. Our estimate of the expected loss for each strata is based on historical losses we have observed.

     Other Personal Loans. Our other personal loans consist primarily of unsecured installment loans. We establish a specific allowance for the entire balance outstanding for all personal loans that are on non-accrual status, which is when the loan is past due for one quarter or more.

     We establish an unallocated allowance for personal loans that are past due for less than one quarters. We do this by stratifying such loans based on the number of days past due. We establish an unallocated allowance for each strata which reflects our estimate of the amount of loss based on historical losses we have observed.

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

     Credit Cards. Delinquency in our credit cards business is measured, tracked and managed on also ‘Days Past Due’ (DPD) basis with reference to the original billing date for payment. An account is considered past due or delinquent when a contractually agreed payment is not received on a date mutually agreed between the cardholder and the Bank. We create a 100% provision for an account when the delinquency status reaches 120 days past due.

     Commercial Vehicle and Construction equipment finance. Our commercial vehicle loans are secured by a pledge of the underlying assets financed. In the event of default a collection process is initiated which includes repossessions and sale. We create an allowance of 100% in cases where the amount is past 120 days due.

Analysis of Non-Performing Loans and Credit Substitutes by Industry Sector

     The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity and as a percentage of our loans in the respective industry or economic activity sector.

	At March 31,
	2000					2001					2002					2003					2004
			Non-					Non-					Non-					Non-					Non-
	Gross		performing			Gross		performing			Gross		performing			Gross		Performing			Gross		Performing
	Loans		loans		%	loans		loans		%	loans		loans		%	loans		Loans		%	loans		Loans		%
	(in millions, except percentages)
Individual advances	Rs.	6,305.0	Rs.	3.2	0.1%	Rs.	8,447.1	Rs.	10.1	0.1%	Rs.	14,301.3	Rs.	134.1	0.9%	Rs.	31,631.4	Rs.	74.9	0.2%	Rs.	73,251.6	Rs.	403.5	0.6%
Distilleries		252.6		208.7	82.6		196.0		154.0	78.6		147.6		147.6	100.0		191.0		142.1	74.4
Textiles		857.8		326.5	38.1		641.9		331.4	51.6		457.3		321.4	70.3		698.5		372.0	53.7		1,327.6		356.2	26.8
Manufacture of rubber and rubber products		42.0		39.4	93.8		279.6		39.4	14.1
Fertilizers		1,240.0		28.1	2.3		2,540.5		28.3	1.1		1,706.2		72.8	4.3		3,760.4		30.2	0.8		1,974.7		22.6	1.1
Drugs and pharmaceuticals		704.2		35.4	5.0		877.1		36.5	4.2		1,442.1		133.8	9.3							3,039.5		40.0	1.3
Petrochemicals		956.9		0.6	0.1
Iron and steel		846.1		209.7	24.8		1,072.4		207.4	19.3		937.6		440.1	46.9		1,141.8		437.3	38.0		3,616.6		440.4	12.2
Manufacture of metal products		307.4		61.6	20.0		298.2		21.7	7.3							897.9		3.4	0.3
Heavy Engineering		544.1		277.1	50.9		2,533.4		184.7	7.3		1,640.2		147.9	9.0		2,581.3		56.1	2.2		6,050.0		56.1	0.9
Electrical machinery		765.2		50.0	6.5		1,121.9		49.4	4.4		1,853.4		66.2	3.6		1,430.8		76.1	5.3		1,376.6		76.1	5.5
Automotive manufacturers		672.8		39.3	5.8		1,831.9		41.7	2.3		8,856.0		41.9	0.5		12,096.3		642.9	5.3		18,541.1		653.7	3.5
Miscellaneous industries		1,259.4		21.9	1.7												675.7		5.6	0.7
Construction		101.3		24.7	24.3		651.3		23.5	3.6		67.6		23.5	34.9		207.5		23.4	11..3		27.5		21.9	79.6
Diamond, gems and jewellery exports		862.6		156.0	18.1		862.6		129.3	15.0		1,029.4		131.5	12.8		1,343.4		130.9	9.7		1,473.8		129.1	8.8
Other wholesale trade		485.4		45.9	9.5		517.0		43.1	8.3		1,174.2		46.2	3.9		1,882.8		43.4	2.3		2,526.6		40.9	1.6
Share brokers		2,939.0		2.3	0.1		1,748.0		105.0	6.0		639.5		7.4	1.2		823.9		6.7	0.8
Investment and finance and leasing		769.2		46.7	6.1		777.0		40.7	5.2		79.2		40.7	57.9
Other chemicals												455.2		61.6	13.5		469.1		51.9	11.1
Electricity generation												486.0		26.8	5.5		1,577.1		26.8	1.7		759.5		26.8	3.5
Activities allied to agriculture												15.2		15.2	100		216.5		16.4	7.6
Plastic and plastic products												15.9		3.1	19.5		26.9		3.2	11.9
Electronics		737.4		26.9	3.6		867.7		50.1	5.8		960.8		23.5	2.5		1,754.6		207.8	11.8		2,261.1		639.1	28.3
Glass and glass products																	135.9		11.0	8.1		419.8		9.1	2.2
Mfg of Dairy products																	3,091.0		3.4	0.1		3,144.4		3.4	0.1
Paper and paper products																						806.6		70.3	8.7
Retail trade																	2,484.8		2.1	0.1		200.1		3.4	1.7

Total			Rs.	1,608.4				Rs.	1,496.3				Rs.	1,959.9				Rs.	2,367.6				Rs.	2,992.6

Specific allowance for credit losses			Rs.	763.8				Rs.	1,010.8				Rs.	1,423.5				Rs.	1,684.3				Rs.	2,722.7
Non-performing loans, net			Rs.	844.6				Rs.	485.5				Rs.	536.4				Rs.	683.3				Rs.	269.9

     Our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the textiles, construction and electronics industries.

     Electronics. The consumer electronics industry has been exposed to severe competition during the last few years due to the advent of foreign competition. Competition has amplified the pressure on oil prices, inflated selling / distribution costs and paced margins, even though the demand growth has been steady. In such a scenario, players who are cost-competitive and able to implement innovative product and marketing strategies have managed to stay ahead of the pace. In the medium to long term, this is expected to result in further consolidation in the industry.

     Construction. In India, construction is the largest economic activity after agriculture, accounting for 11 per cent of GDP. During the next five years, the industry is expected to grow at a CAGR of over 10 per cent, with infrastructure and housing sectors being the main drivers of growth. Favourable government policies are expected to encourage investment in this sector.

     Textiles. Over the next five years, the textile industry in India is expected to regain its cost-competitiveness and strengthen India’s growing dominance of world trade in cotton textiles. Dismantling of quotas post January 2005 is expected to enhance this process significantly. The growth will thus be mainly driven by exports.

Top Ten Non-Performing Loans

     At March 31, 2004, we had 35 wholesale non-performing loans outstanding, of which the top ten represented 75.5% of our gross non-performing loans, 76.4% of our net non-performing loans and 1.5% of our gross loan portfolio.

     The following table sets forth, for the period indicated, information regarding our ten largest non-performing loans. The table also sets forth the value (as set forth on the borrower’s books) of collateral securing the loan. However, the net realizable value of such collateral may be substantially less or may be zero.

	At March 31, 2004
					Principal
					outstanding net				Currently
		Type of	Gross		of allowance				servicing
		banking	principal		for credit		Collateral-		all interest
	Industry	arrangement	outstanding		losses		our share		payments(1)
	(in millions)
Borrower A	Electronics	Multiple	Rs.	657.1		44.1		44.1	No
Borrower B	Automotive manufacturers	Multiple		642.9		—		—	No
Borrower C	Iron and steel	Consortium		296.8		80.3		80.3	No
Borrower D	Diamond gems and jewellery export	Consortium		166.0		7.7		39.8	No
Borrower E	Textiles	Consortium		146.2		—		—	No
Borrower F	Iron and steel	Consortium		129.9		—		—	No
Borrower G	Iron and steel	Consortium		110.5		—		—	No
Borrower H	Textiles	Multiple		99.5		—		—	No
Borrower I	Electrical machinery	Consortium		76.4		—		—	No
Borrower J	Paper and paper products	Multiple		70.3		—		—	No
Total			Rs.	2,395.6	Rs.	132.2	Rs.	164.2

(1)	We classify loans as non-performing once we determine that the payment of interest or principal is doubtful. Since the classification occurs even before the borrower stops paying interest and principal, some of our non-performing loans other than our ten largest non performing loans are currently servicing all interest payments.

Interest Foregone

     Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth, for the periods indicated, the cumulative amount of interest foregone on existing non- performing loans.

Interest foregone
(in millions)
Fiscal 2000	86.4
Fiscal 2001	202.2
Fiscal 2002	325.5
Fiscal 2003	334.0
Fiscal 2004	274.2

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

	At March 31,
	2000		2001		2002		2003		2004
	(in millions, except percentages)
Gross restructured loans	Rs.	370.5	Rs.	502.1	Rs.	172.2	Rs.	2.7	—
Allowance for credit losses		227.4		320.5		119.3		2.7	—
Net restructured loans		143.1		181.6		52.9		—	—
Gross restructured loans as a percentage of gross non- performing loans		23.0%		33.6%		8.8%		0.1%	—
Net restructured loans as a percentage of net non-performing loans		16.9%		37.4%		2.7%		—	—

     There were certain loans where the restructuring done during the earlier years has been withdrawn during the fiscal 2004.

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

Allowance for Credit Losses

     The following table sets forth, for the periods indicated, movements in our allowance for credit losses.

	For the years ended March 31,
	2000		2001		2002		2003		2004
	(in millions)
Specific allowance for credit losses at the beginning of the year	Rs.	105.8	Rs.	763.8	Rs.	1,010.8	Rs.	1,423.5	Rs.	1684.3

Additions to allowance for credit losses for the year:
Working capital		191.2		201.9		366.5		615.6		1,476.1
Term loans		154.3		135.2		253.8		327.5		578.4
Leasing finance		20.3		2.5		—		—		—
Less allowances no longer required on account of recoveries		(53.4)		(92.6)		(207.6)		(201.6)		(300.3)
Net expense for additions to specific allowance for credit losses		312.4		247.0		412.7		741.5		1,754.2
Transferred on acquisition of Times Bank Limited:
Working capital		243.9		—		—		—		—
Term loans		101.7		—		—		—		—
Provision no longer required on account of write offs		—		—		—		(480.7)		(715.8)

Specific allowance for credit losses at the end of fiscal year		763.8		1,010.8		1,423.5		1,684.3		2,722.7

Unallocated allowance for credit losses at the beginning of the year		—		143.5		143.5		182.4		182.4
Additions during the year		143.5		—		38.9		—		589.2

Unallocated allowance for credit losses at the end of the year		143.5		143.5		182.4		182.4		771.6

Total allowance for credit losses at the beginning of the year		105.8		907.3		1,154.3		1,605.9		1,866.7
Provision no longer required on account of writeoffs		—		—		—		(480.7)		(715.8)
Net addition to total allowance for the year charged to expense		455.9		247.0		451.6		741.5		2,343.4
Transferred on acquisition of Times Bank Limited		345.6		—		—		—		—

Total allowance for credit losses at the end of the year	Rs.	907.3	Rs.	1,154.3	Rs.	1,605.9	Rs.	1,866.7	Rs.	3,494.3

     The following table sets forth the allocation of the total allowance for credit losses at March 31, 2004:

	At March 31, 2004
Commercial	Rs.	2,377.1
Retail		345.6
Unallocated		771.6

Allowance for credit losses	Rs.	3,494.3

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

Introduction

   Overview

     We are a leading private sector bank and financial services company in India. Our principal business activities are wholesale banking, retail banking and treasury operations. Through our wholesale banking operations we provide loans, deposit products, documentary credits, guarantees, bullion trading and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. Our retail banking division provides a variety of deposit products as well as loans, bill payment services, credit cards, debit cards, third party distribution, investment advisory services, card and ATM acquiring transactions and depositary services. Our treasury group manages our balance sheet and provides foreign exchange and derivative products for our clients.

     Our revenue consists of interest and dividend revenue, which comes from financing products, investments and other sources, as well as non-interest revenue, which comes primarily from our transactional services, sales of securities and foreign exchange and derivative transactions, trade finance offerings, and distribution services. Our interest and dividend revenue is primarily generated by interest on loans, securities and other activities. We offer working capital and term loans, and also lend to retail customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other securities. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitutes, principally consisting of our investments in commercial paper, debentures and preference shares issued by corporations, are part of the financing products we provide to our customers. Other investments include investment grade bonds issued by public sector undertakings and public financial institutions principally to meet RBI directed lending requirements, asset backed securities, mortgage backed securities as well as equity securities and mutual funds. Interest from other activities consists primarily of interest from interbank loans and interest paid by the RBI on cash deposits to meet our statutory cash reserve ratio requirements.

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

     Our financial condition and results of operations are affected by general economic conditions prevailing in India. The Indian economy has grown steadily over the past three years. GDP growth was, 5.4% in fiscal 2002, 4.4% in fiscal 2003 and 8.1% in fiscal 2004. In addition, interest rates have generally declined during the last three years in line with global trends due to huge inflows of external money, consequent appreciation of the Indian rupee to the US dollar and the RBI’s policy of assuring adequate liquidity to the banking system and generally lowering the rate at which it lends to Indian banks.

     Critical Accounting Policies

        Loan Loss Allowances

     Our allowance for credit losses consists of specific and unallocated allowances. Our allowance is an estimate and is therefore inherently subjective. Our estimate is susceptible to significant revision as more information becomes available.

     We establish specific allowances for all loans that are past due for one quarter or more. In addition, we establish specific and unallocated allowances for loans that are past due for less than one quarter where we do not expect to recover all principal and interest amounts due to us.

     For our commercial loans, we have established specific allowances for all loans that are past due for one quarter. We have also established specific allowances for loans past due for less than one quarter that are considered impaired, based on an assessment of each wholesale banking customer which takes into account qualitative and quantitative factors. With effect from April 1, 2003, the Bank also established an unallocated allowance for non homogenous standard loans based on the overall portfolio quality, asset growth, economic condition and other risk factors.

     For our loans against securities portfolio, we have established specific allowances for all loans that are past due for one quarter and for loans where we have liquidated the collateral. In addition, we have provided an unallocated allowance for loans past due for less than one quarter where the loan to value ratio is not acceptable.

     For our auto loans and commercial vehicle loans, we have established specific allowances for the entire balance of all loans that are past due for more than one quarter and for loans where we have repossessed and sold the collateral. In addition, we have established an unallocated allowance for loans past due for less than one quarter based on the number of days overdue and historical loss rates.

     For our other personal loans including credit cards receivables, we have established specific allowances for the entire balance of all loans that are past due for more than one quarter. In addition we have established an unallocated allowance for loans past due for less than one quarter based on the number of days overdue and historical loss rates.

     For more information on the methodologies we have used to establish our allowance for credit losses, see “Selected Statistical Information-Non-Performing Loans-Recognition of Non-Performing Loans.”

     Interest accrual and revenue recognition

     Interest income from loans is recognized on an accrual basis when earned except in respect of loans placed on non-accrual status, where it is recognized when received. Prior to March 31, 2004 loans were generally placed on non-accrual status when they were past due for more than two quarters. From March 31, 2004, loans are placed on non-accrual status when they are past due for more than one quarter. The Bank generally does not charge up front loan origination fees. Nominal application fees are charged which offset the related costs incurred.

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

     Credit substitute securities are typically comprised of commercial paper, short term debentures and preference shares issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer risk as we do for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by us with the issuer. Fair values for asset and mortgage backed securities and credit substitute securities are estimated based on present values at current interest rates for such instruments.

     Estimates of any declines in the fair values of such securities that are other than temporary are measured on a case by case basis together with loans under the overall program to those customers and recognized as realized losses. As our exposures to such securities are similar to our exposures on its loan portfolio, additional disclosures have been provided on and impairment status in Note 8 and on concentrations of credit risk in Note 11 of the Financial Statements.

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

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003

        Net Interest Revenue After Allowance For Credit Losses

     Our net interest revenue after allowances for credit losses increased 48.7% from Rs. 6,904.1 million in fiscal 2003 to Rs. 10,265.0 million in fiscal 2004. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2003		2004
	(in millions)
Interest and dividend revenue	Rs.	19,424.8	Rs.	24,591.5
Interest expense		11,779.2		11,983.1

Net interest revenue	Rs.	7,645.6	Rs.	12,608.4
Allowance for credit losses, net		741.5		2,343.4

Net interest revenue after allowance for credit losses	Rs.	6,904.1	Rs.	10,265.0

     The increase in net interest revenue after allowances for credit losses was as a result of an increase in total interest revenue from Rs. 19,424.8 million in fiscal 2003 to Rs. 24,591.5 million in fiscal 2004, offset in part by an increase in total interest expense of 1.7% from Rs. 11,779.2 million in fiscal 2003 to Rs. 11,983.1 million in fiscal 2004, and an increase in the allowance for credit losses from Rs. 741.5 million in fiscal 2003 to Rs. 2,343.4 million in fiscal 2004. The Bank established an unallocated allowance of Rs. 589.2 million for non homogenous standard loans based on overall portfolio quality, asset growth, economic condition and other risk factors.

     The increase in our net interest revenue after allowance for credit losses reflected the increase in our average volume of interest earning assets of 42.1%, as a result of general growth in our business. Our net interest margin increased marginally from 3.3% in fiscal 2003 to 3.8% in fiscal 2004 while the spread we achieved increased from 2.7% to 3.5% in those years, respectively. The average checking accounts and low interest saving accounts represented 46.9% of total deposits in fiscal 2004 as against 35.0% in fiscal 2003.

Interest and Dividend Revenue

The following table sets out the components of interest and dividend revenue:

	Year ended March 31,
	2003		2004
	(in millions)
Interest on loans	Rs.	7,805.3	Rs.	11,705.0
Interest on securities, including dividends		10,386.1		11,776.9
Other interest revenue		1,233.4		1,109.6

Total interest and dividend revenue	Rs.	19,424.8	Rs.	24,591.5

     Interest revenue from loans increased by 50.0% from Rs. 7,805.3 million in fiscal 2003 to Rs. 11,705.0 million in fiscal 2004, reflecting an increase in the average volume of loans as a result of the general growth in our business, offset in part by a decrease in yields.

     Our average volume of loans increased 65.6% from Rs. 82,461.2 million in fiscal 2003 to Rs. 136,527.4 million in fiscal 2004. Our average volume of corporate loans increased by 35.7 % from Rs. 61,614.7 million in fiscal 2003 to Rs. 83,623.7 million in fiscal 2004 due to increase in business. Our average retail loans increased by 153.8 % from Rs. 20,846.5 million in fiscal 2003 to Rs. 52,903.7 million in fiscal 2004 primarily because of the expansion of our core retail loan products and our expansion into new geographical areas.

     Yields on our loans decreased from an average of 9.5% in fiscal 2003 to 8.6% in fiscal 2004. Corporate loan yields declined in line with the general decline in interest rates and due to increased competition.

     Interest and dividend revenue from securities increased by 13.4% from Rs. 10,386.1 million in fiscal 2003 to Rs. 11,776.9 million in fiscal 2004. The following table sets out the components of interest and dividend revenue from securities:

	Year ended March 31,
	2003		2004
	(in millions)
Interest on statutory liquidity ratio investments	Rs.	4,963.9	Rs.	6,478.4
Interest and dividends on credit substitutes		2,479.5		1,793.9
Other interest and dividends from securities		2,942.7		3,504.6

Total interest and dividend revenue from securities	Rs.	10,386.1	Rs.	11,776.9

     Our interest revenue from statutory liquidity ratio securities, which is derived from government of India treasury securities held primarily to meet our statutory liquidity ratio requirement, increased by 30.5% from Rs. 4,963.9 million in fiscal 2003 to Rs.6,478.4 million in fiscal 2004 primarily as a result of an increase in the volume of investments, offset in part by a decrease in yields. The average volume of our statutory liquidity ratio investments increased by 55.2% from Rs. 54,821.6 million in fiscal 2003 to Rs. 85,103.8 million in fiscal 2004 due to the increase in total liabilities subject to reserve requirements. Yields from statutory liquidity ratio securities declined from 9.1% in fiscal 2003 to 7.6% in fiscal 2004, reflecting the general decline in interest rates during this period.

     Our interest and dividend revenue from credit substitutes decreased by 27.7% from Rs. 2,479.5 million in fiscal 2003 to Rs. 1,793.9 million in fiscal 2004 primarily as a result of a decrease in the volume of investments, and decrease in yields. The average volume of our credit substitute investments decreased by 21.1% from Rs. 28,558.8 million in fiscal 2003 to Rs. 22,524.2 million in fiscal 2004 because of a shift in corporate preferences towards the vanilla loan products than credit substitutes.. Yields from credit substitutes declined from 8.7% in fiscal 2003 to 7.8% in fiscal 2004, reflecting the general decline in interest rates during this period and increased competition.

     Our interest and dividend revenue from other securities increased by 19.1% from Rs. 2,942.7 million in fiscal 2003 to Rs. 3,504.6 million in fiscal 2004 primarily as a result of an increase in the volume of investments, offset by a decrease in yields. The average volume of our other investments increased by 41.4% from Rs. 42,987.5 million in fiscal 2003 to Rs. 60,792.6 million in fiscal 2004 primarily because of additional tax-exempt investments and investments made to comply with our directed lending obligations. Yields from other securities declined from 6.9% in fiscal 2003 to 5.8% in fiscal 2004, reflecting the general decline in interest rates during this period.

     Other interest revenue decreased by 10.0% from Rs. 1,233.4 million in fiscal 2003 to Rs. 1,109.6 million in fiscal 2004. This decline was due to a smaller number of interbank placements in US dollars as the interest differential between the US market and India narrowed.

   Interest Expense

     Our total interest expense increased by 1.7% from Rs. 11,779.2 million in fiscal 2003 to Rs. 11,983.1 million in fiscal 2004, reflecting primarily the increase in our deposit base as a result of the general growth of our business. Our average cost of funds decreased from 5.1% to 3.6% in fiscal 2004.

     Our interest expense on deposits decreased by 2.2% to Rs. 10,279.2 million in fiscal 2004 as a result of decrease in the interest rate. Our average total deposits increased by 40.6% from Rs. 186.8 billion in fiscal 2003 to Rs. 262.7 billion in fiscal 2004 as a result of our expanded branch network.

     Our average cost of deposits decreased from 5.6% in fiscal 2003 to 3.9% in fiscal 2004 as a result of a decline in cost of term deposits from 7.7% to 6.2% and an increase in the proportion of average current and savings account balances to average total deposits from 35.0% in fiscal 2003 to 46.9% in fiscal 2004.

     Our interest expense on short-term borrowings increased by 39.0% from Rs. 1,032.9 million in fiscal 2003 to Rs. 1,435.9 million in fiscal 2004 as a result of increase in borrowings in the interbank call-money market from Rs. 15,362.9 million to Rs. 33,040.7 million offset partly by a drop in cost of borrowings from 6.7% to

4.3%. Our interest expense on long-term debt increased by 12.7% from Rs. 237.8 million in fiscal 2003 to Rs. 268.0 million in fiscal 2004.

Allowance for Credit Losses

     The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2003		2004
	(in millions)
Specific allowance for credit losses at the beginning of the year	Rs.	1,423.5	Rs.	1,684.3

Additions to allowance for credit losses for the year:
Working capital		615.6		1,476.1
Term loans		327.5		578.4
Less allowance no longer required		(201.6)		(300.3)

Net expense for additions to specific allowance for credit losses		741.5		1,754.2
Allowance no longer required on account of write-offs		(480.7)		(715.8)

Specific allowance for credit losses at the end of fiscal year	Rs.	1,684.3	Rs.	2,722.7

Unallocated allowance for credit losses at the beginning of the year		182.4		182.4
Additions during the year		—		589.2

Unallocated allowance for credit losses at the end of the year		182.4		771.6

Total allowance for credit losses at the beginning of the year		1,605.9		1,866.7
Allowance no longer required on account of write-off		(480.7)		(715.8)
Net addition to total allowance for the year charged to expense		741.5		2,343.4

Total allowance for credit losses at the end of the year	Rs.	1,866.7	Rs.	3,494.3

     Our net expense for the change in our allowance for credit losses was Rs. 741.5 million in fiscal 2003 and Rs. 2,343.4 million in fiscal 2004. This increase in expense reflected higher gross additions to non-performing loans in fiscal 2004 compared to fiscal 2003 and an additional provision of Rs. 589.2 million made in fiscal 2004 for non homogenous standard commercial and retail loans.

   Non-Interest Revenue

     Our non-interest revenue increased by 6.8% from Rs. 4,397.3 million in fiscal 2003 to Rs. 4,697.6 million in fiscal 2004. The following table sets out the components of our non-interest revenue:

	Year ended March 31,
	2003		2004
	(in millions)
Fees and commissions	Rs.	2,306.4	Rs.	3,140.7
Realized gains (losses) on sales of AFS securities		721.7		(48.3)
Trading Account		507.8		396.8
Foreign exchange		445.3		740.0
Derivative transactions		379.1		443.9
Other		37.0		24.5

Total non-interest revenue	Rs.	4,397.3	Rs.	4,697.6

     Our fee and commission revenue is discussed below. In fiscal 2004 we had a net realized loss on sales of AFS securities of Rs. 48.3 million, compared to net realized gain of Rs. 721.7 million in fiscal 2003. The bank made a profit of Rs. 396.8 million in fiscal 2004 in the held for trading category of securities. The decrease in realized gains from sale of investments is primarily due to lower trading gains booked on government securities and losses on debt mutual fund units post receipt of dividends.

     Revenue from foreign exchange increased by 66.2% from Rs. 445.3 million in fiscal 2003 to Rs. 740.0 million in fiscal 2004, primarily due to an increase in volumes of corporate foreign exchange business.

     Fees and commissions from documentary credits and bank guarantees increased by 8.1% primarily due to increase in bills for collection volumes to corporate customers.

     Fees and commission grew by 36% in fiscal 2004 over fiscal 2003. This was primarily because of retail banking services which increased by 36.2% principally driven by an increase in the volumes of ATM transactions for other banks’ customers, debit card transactions, processing fees relating to retail loans, service charges for non maintenance of minimum balances, channel transactions, depository fees as there was an increase in activity due to recovery in the stock markets, and fees from the distribution of third party mutual funds.

   Non-Interest Expense

     Our non-interest expense was comprised of the following:

	Year ended March 31,
	2003		2004
	(in millions)
Salaries and staff benefits	Rs.	1,661.2	Rs.	2,154.0
Premises and equipment		1,343.6		1,828.5
Depreciation and amortization		1,052.4		1,254.9
Administrative and other		2,000.7		3,131.9

Total non-interest expense	Rs.	6,057.9	Rs.	8,369.3

     Total non-interest expense increased by 38.2% from Rs. 6,057.9 million in fiscal 2003 to Rs. 8,369.3 million in fiscal 2004. As a percentage of our net revenues, non-interest expense increased to 55.9% in fiscal 2004 compared 53.6% in fiscal 2003. This is on account of the increase in infrastructure costs for our branch and ATM expansion, expansion of geography for retail loan products and increased allowance for credit losses leading to lower net revenues.

     Salaries and staff benefits rose by 29.7% from Rs. 1,661.2 million in fiscal 2003 to Rs. 2,154.0 million in fiscal 2004 principally due to increased headcount to support our growth. Salaries and staff benefits in fiscal 2004 also included a charge of Rs. 135.1 million for compensation expense arising out of options granted compared to Rs. 138.0 million in fiscal 2003. As a percentage of net revenues, salaries and staff benefits decreased marginally from 14.7% in fiscal 2003 to 14.4% in fiscal 2004. Our headcount increased from 4,791 employees as of March 31, 2003 to 5,673 employees as of March 31, 2004.

     Our premises and equipment expense increased as a percentage of net revenues from 11.9% in fiscal 2003 to 12.2% in fiscal 2004 principally because we expanded our distribution network from 231 branches and 732 ATMs at March 31, 2003 to 312 branches and 910 ATMs at March 31, 2004.

     Depreciation and amortization increased from 1,052.4 in fiscal 2003 to 1,254.3 in fiscal 2004. This was primarily due to an increase in our branch and ATM network and increased spend on technology. However as a percentage of our net revenue, depreciation and amortization expenses has decreased from 9.3% in fiscal 2003 to 8.4% in fiscal 2004.

     Our administrative and other expense as a percentage of net revenues increased from 17.7% in fiscal 2003 to 20.9% in fiscal 2004, principally because of our growth in retail loans and credit card business.

   Income Tax

     Our income tax expense increased by 6.3% from Rs. 1,729.7 million in fiscal 2003 to Rs. 1,838.8 million in fiscal 2004. Our effective rate of tax decreased from 33.0% in fiscal 2003 to 27.9% in fiscal 2004, principally due to an decrease of 0.88% in the statutory income tax rate and higher permanent differences in the form of tax-exempt income. Tax-exempt income principally consists of dividends and investment income from tax-exempt investments such as preference shares, units and infrastructure bonds. Of our total income tax expense of Rs. 1,838.8 million in fiscal 2004, our current income tax expense was Rs. 2,427.2 million and our deferred income tax benefit was Rs. 588.4 million.

   Net Income

     As a result of the foregoing factors, our net income after taxes increased by 35.3% from Rs. 3,513.8 million in fiscal 2003 to Rs. 4,754.5 million in fiscal 2004. Our basic earnings per equity share increased by 34.2% from Rs. 12.57 to Rs. 16.87 per equity share. Our diluted earnings per share increased by 33.5% from Rs. 12.51 to Rs. 16.70 per equity share. Our basic earnings per ADS was Rs. 50.61 per ADS for fiscal 2004, where each ADS represents three equity shares. Our diluted earnings per ADS was Rs. 50.10 per ADS for fiscal 2004.

     Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

        Net Interest Revenue After Allowance For Credit Losses

     Our net interest revenue after allowances for credit losses increased 31.9% from Rs. 5,233.9 million in fiscal 2002 to Rs. 6,781.3 million in fiscal 2003. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2002		2003
	(in millions)
Interest and dividend revenue	Rs.	16,448.0	Rs.	19,424.8
Interest expense		10,762.5		11,779.2

Net interest revenue	Rs.	5,685.5	Rs.	7,645.6
Allowance for credit losses, net		451.6		741.5

Net interest revenue after allowance for credit losses	Rs.	5,233.9	Rs.	6,904.1

     The increase in net interest revenue after allowances for credit losses was as a result of an increase in total interest revenue of 18.1% from Rs. 16,448 million in fiscal 2002 to Rs. 19,424.8 million in fiscal 2003, offset in part by an increase in total interest expense of 9.4% from Rs. 10,762.5 million in fiscal 2002 to Rs. 11,779.2 million in fiscal 2003, and an increase in the allowance for credit losses from Rs. 451.6 million in fiscal 2002 to Rs. 741.5 million in fiscal 2003.

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

     Interest and dividend revenue from securities increased by 27.2% from Rs. 8,166.4 million in fiscal 2002 to Rs. 10,386.1 million in fiscal 2003. The following table sets out the components of interest and dividend revenue from securities:

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

     Our interest and dividend revenue from credit substitutes increased by 5.7% from Rs. 2,346.1 million in fiscal 2002 to Rs. 2,479.5 million in fiscal 2003 primarily as a result of an increase in the volume of investments, offset in part by a decrease in yields. The average volume of our credit substitute investments increased by 14.1% from Rs. 25,023.9 million in fiscal 2002 to Rs. 28,558.8 million in fiscal 2003 because of growth from existing and new customers. Yields from credit substitutes declined from 9.4% in fiscal 2002 to 8.7% in fiscal 2003, reflecting the general decline in interest rates during this period and increased competition.

     Our interest and dividend revenue from other securities increased by 69.5% from Rs. 1,736.6 million in fiscal 2002 to Rs. 2,942.7 million in fiscal 2003 primarily as a result of an increase in the volume of investments, offset by a decrease in yields. The average volume of our other investments increased by 121.6% from Rs. 19,402.8 million in fiscal 2002 to Rs. 42,987.5 million in fiscal 2003 primarily because of additional tax-exempt investments and investments made to comply with our directed lending obligations. Yields from other securities declined from 9.0% in fiscal 2002 to 6.9% in fiscal 2003, reflecting the general decline in interest rates during this period.

     Other interest revenue decreased by 42.7% from Rs. 2,150.9 million in fiscal 2002 to Rs. 1,233.4 million in fiscal 2003. This decline was due to a smaller number of interbank placements in US dollars as the interest differential between the US market and India narrowed.

   Interest Expense

     Our total interest expense increased by 10.6% from Rs. 10,762.5 million in fiscal 2002 to Rs. 11,779.2 million in fiscal 2003, reflecting primarily the increase in our deposit base as a result of the general growth of our business. Our average cost of funds decreased from 5.8% to 5.1% in fiscal 2003.

     Our interest expense on deposits increased by 14.7% to Rs. 10,508.5 million in fiscal 2003 as a result of an increase in the average volume of deposits caused by our growth. Our average total deposits increased by 30.8% from Rs. 142.8 billion in fiscal 2002 to Rs. 186.8 billion in fiscal 2003 as a result of our expanded branch network, offset partly by decrease in yields.

     Our average cost of deposits decreased from 6.4% in fiscal 2002 to 5.7% in fiscal 2003 as a result of a decline in cost of term deposits from 9.0% to 7.7% and an increase in the proportion of average current and savings account balances to average total deposits from 33.9% in fiscal 2002 to 35.0% in fiscal 2003.

     Our interest expense on short-term borrowings decreased by 13.8% from Rs. 1,328.1 million in fiscal 2002 to Rs. 1,032.9 million in fiscal 2003 as a result of a decrease in borrowings in the interbank call-money market. Our interest expense on long-term debt decreased by 7.9% from Rs. 275.9 million in fiscal 2002 to Rs. 237.8 million in fiscal 2003

Allowance for Credit Losses

     The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2002		2003
	(in millions)
Specific allowance for credit losses at the beginning of the year	Rs.	1,010.8	Rs.	1,423.5

Additions to allowance for credit losses for the year:
Working capital		366.5		615.6
Term loans		253.8		327.5
Leasing finance		—		—
Less allowance no longer required		(207.6)		(201.6)

Net expense for additions to specific allowance for credit losses		412.7		741.5
Allowance no longer required on account of write-offs		—		(480.7)

Specific allowance for credit losses at the end of fiscal year		1,423.5		1,684.3

Unallocated allowance for credit losses at the beginning of the year		143.5		182.4
Additions during the year		38.9		—

Unallocated allowance for credit losses at the end of the year		182.4		182.4

Total allowance for credit losses at the beginning of the year		1,154.3		1,605.9
Allowance no longer required on account of write-off		—		(480.7)
Net addition to total allowance for the year charged to expense		451.6		741.5
Transferred on acquisition of Times Bank Limited		—		—

Total allowance for credit losses at the end of the year	Rs.	1,605.9	Rs.	1,866.7

     Our net expense for the change in our allowance for credit losses was Rs. 451.6 million in fiscal 2002 and Rs. 741.5 million in fiscal 2003. This increase in expense reflected higher gross additions to non-performing loans in fiscal 2003 compared to fiscal 2002.

   Non-Interest Revenue

     Our non-interest revenue increased by 40.6% from Rs. 3,215.1 million in fiscal 2002 to Rs. 4,520.1 million in fiscal 2003. The following table sets out the components of our non-interest revenue:

	Year ended March 31,
	2002		2003
	(in millions)
Fees and commissions	Rs.	1,620.5	Rs.	2,306.4
Realized gains (losses) on sales of AFS securities		344.4		721.7
Trading Account		600.9		507.8
Foreign exchange		391.4		445.3
Derivative transactions		249.7		379.1
Other		8.2		37.0

Total non-interest revenue	Rs.	3,215.1	Rs.	4,397.3

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

     Fees and commission grew by 42% in fiscal 2003 over fiscal 2002. This was primarily because of retail banking services which increased by 57.2% principally driven by an increase in the volumes of ATM transactions for other banks’ customers, debit card transactions, processing fees relating to retail loans, service charges for non maintenance of minimum balances, channel transactions and depository fees as there was an increase in activity due to recovery in the stock markets.

   Non-Interest Expense

     Our non-interest expense was comprised of the following:

	Year ended March 31,
	2002		2003
	(in millions)
Salaries and staff benefits	Rs.	1,184.6	Rs.	1,661.2
Premises and equipment		913.8		1,343.6
Depreciation and amortization		675.7		1,052.4
Administrative and other		1,421.9		2,000.7

Total non-interest expense	Rs.	4,196.0	Rs.	6,057.9

     Total non-interest expense increased by 44.4% from Rs. 4,196.0 million in fiscal 2002 to Rs. 6,057.9 million in fiscal 2003. As a percentage of our net revenues, non-interest expense increased to 53.61% in fiscal 2003 compared to 49.7% in fiscal 2002. This is on account of the increase in infrastructure costs for our branch and ATM expansion, expansion of geography for retail loan products, launch of our credit card business, which is yet to break even,, and increased selling and marketing expenditure for our retail business and reduction in net revenues on account of higher allowances for credit losses.

     Salaries and staff benefits rose by 40.2% from Rs. 1,184.6 million in fiscal 2002 to Rs. 1,661.2 million in fiscal 2003 principally due to increased headcount to support our growth. Salaries and staff benefits in fiscal 2003 also included a charge of Rs. 136.9 million for compensation expense arising out of options granted compared to Rs. 89.8 million in fiscal 2002. As a percentage of net revenues, salaries and staff benefits increased marginally from 14.4% in fiscal 2002 to 14.7% in fiscal 2003. Our headcount increased from 3,742 employees as of March 31, 2002 to 4,791 employees as of March 31, 2003.

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

   Income Tax

     Our income tax expense increased by 33.6% from Rs. 1,294.6 million in fiscal 2002 to Rs. 1,729.7 million in fiscal 2003. Our effective rate of tax increased from 30.4% in fiscal 2002 to 33.0% in fiscal 2003, principally due to an increase of 1.05% in the statutory income tax rate and lesser permanent differences in the form of tax-exempt income. Tax-exempt income principally consists of dividends and investment income from tax-exempt investments such as preference shares, and infrastructure bonds. Of our total income tax expense of Rs. 1,729.7 million in fiscal 2003, our current income tax expense was Rs. 1,769.6 million and our deferred income tax benefit was Rs. 39.9 million.

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

Related Party Transactions

     The Bank enters into transactions with related parties in the normal course of business. The principal related parties are the Bank’s affiliates, the subsidiaries and affiliates of HDFC, the Employee Welfare Trust and companies that are owned by the Bank’s employees and officers. These transactions are generally at arms length and in line with the market pricing. The Bank does not have any obligation to provide financial support or meet any obligations of these related parties. For further information see “Related Party Transactions”.

Liquidity and Capital Resources

     Our growth over the last five years has been financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital.

   Cash Flows from Operations

     Our operations generated cash flows of Rs. 4,571.0 million, Rs. 14,487.5 million and Rs. 40,258.5 million in the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

     Net cash from operations in fiscal 2004 of Rs. 40,258.5 million resulted primarily from net income of Rs. 4,754.5 million, a net increase in other liabilities of Rs. 30,945.6 million resulting from an increase in refund pay orders of initial public offerings, remittances in transit in our cash management services business, decrease in other assets of Rs. 2,113.7 million, a decrease in our accrued interest income on loans Rs. 2,105.1 million, non cash adjustments for allowances for credit losses, amortization of investments, depreciation and amortization and stock based compensation aggregating Rs. 5,628.4 million. These increases were offset in part by an increase in trading account assets of Rs. 2,257.7 million and a decrease in accrued interest expense on our deposits and borrowings of Rs. 2,731.9 million.

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

   Cash Flows from Investing Activities

     Net cash used in investing activities was Rs. 68,286.9 million, Rs. 71,828.2 million, and Rs. 117,320.4 million in the years ended March 31, 2002, 2003 and 2004 respectively. Our investing activities principally consist of making loans to our wholesale and retail customers, making investments primarily to comply with the statutory liquidity reserve requirements of the RBI and for our own account, and capital expenditures for our branch network, technology and infrastructure.

     We used net cash in investing activities in fiscal 2004 of Rs. 117,196.6 million primarily to increase our loans, net of repayments, by Rs. 67,765.7 million, increase our net investment portfolio including repurchase transactions by Rs. 57,535.2 million and for capital expenditures of Rs. 2,143.9 million to expand our branch network and other infrastructure offset by decrease in our term placements by Rs. 4,182.2 million. We received Rs. 5,917.3 million by way of scrutinizing of our loans.

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

     Our loans, investments and fixed assets are discussed in greater detail in the section “Financial Condition” below.

   Cash Flows from Financing Activities

     Net cash provided by financing activities was Rs. 72,185.4 million, Rs. 46,695.0 million, and Rs. 86,127.4 million in the years ended March 31, 2002, 2003 and 2004, respectively. Our financing sources are primarily our deposit base, short term and long term borrowings and issuance of equity.

     Net cash provided by financing activities in fiscal 2004 of Rs. 86,127.4 million resulted primarily from issuance of equity shares of Rs. 203.6 million as a result of options that were exercised, an increase in our deposits of Rs. 80,302.0 million, issuance of long-term debt of Rs. 4,000.0 million, and an increase in our short term borrowings aggregating Rs. 2,484.6 million. These were offset in part by repayment of long term debt of Rs. 30.0 million, and dividends paid of Rs. 958.3 million.

     Net cash provided by financing activities in fiscal 2003 of Rs. 46,695, million resulted primarily from issuance of equity shares of Rs. 86.7 million as a result of options that were exercised, an increase in our deposits of Rs. 47,221.9 million, offset in part by repayments of long-term debt of Rs. 41.9 million, a decrease in our short term and long-term borrowings aggregating Rs. 62.6 million, and dividends paid of Rs. 697.5 million.

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

Financial Condition

   Assets

     The following tables set forth the principal components of our assets at March 31, 2002 and 2003:

	At March 31,
	2003		2004
	(in millions)
Cash and cash equivalents	Rs.	23,944.9	Rs.	33,010.4
Term placements		7,747.4		3,565.2
Investments held for trading		3,976.1		6,233.8
Investments available for sale		98,929.2		133,274.6
Investments held to maturity		38,426.7		36,368.4
Securities purchased under agreements to resell		—		19,950.0
Loans, net		118,299.9		177,681.1
Accrued interest receivable		6,283.8		4,178.7
Property and equipment		5,277.5		6,169.1
Other assets		8,955.2		6,404.3

Total assets	Rs.	311,840.7	Rs.	426,835.6

     Our total assets increased 36.9% to Rs. 426.8 billion at March 31, 2004. This increase was comprised of increases of 38.6% in total investments and 50.2% in loans, increase in cash and cash equivalents of 37.9%.

     Investments available for sale increased by 34.7% to Rs. 133.3 billion at March 31, 2004. This was primarily due to increases in our statutory liquidity ratio securities, asset backed securities, mortgage backed securities, mutual fund units and investments qualifying for directed lending. Our statutory liquidity ratio requirements increased due to growth in our liabilities subject to reserve requirements. Of our total available for sale investment portfolio at March 31, 2004, 48.7% consists of securities issued by the government of India and state governments.

     Net loans increased 50.2% to Rs. 177.7 billion at March 31, 2004, due to increases in both our wholesale and retail products. Our retail loans increased by 112.9% to Rs. 73.2 billion with our increased focus on retail loans.

     Our property and equipment increased by 16.9% to Rs. 6.2 billion at March 31, 2004 as we expanded our branch network from 231 branches to 312 branches and our ATM network from 732 ATMs to 910 ATMs and invested in other infrastructure to support our growth.

   Liabilities and Shareholders’ Equity

     The following tables set forth the principal components of our liabilities and shareholders’ equity at March 31, 2002 and 2003:

	At March 31,
	2003		2004
	(in millions)
Liabilities
Interest bearing deposits	Rs.	174,250.4	Rs.	215,710.8
Non-interest bearing deposits		49,509.6		88,351.2

Total deposits		223,760.0		304,062.0
Securities sold under repurchase agreements		4,600.0		—
Short-term borrowings		21,579.6		24,064.2
Accrued interest payable		6,897.3		4,165.4
Long-term debt		2,116.0		6,086.0
Accrued expenses and other liabilities		26,774.7		57,242.2

Total liabilities		285,727.6		395,619.8
Shareholders’ equity		26,113.1		31,215.8

Total liabilities and shareholders’ equity	Rs.	311,840.7	Rs.	426,835.6

     Our total liabilities increased 38.5% to Rs. 395.6 billion at March 31, 2004. This increase was principally comprised of an increase of 23.8% in interest bearing deposits, and an increase of 113.8% in accrued expenses and other liabilities.

     The increase in our interest bearing deposits was principally due to general growth in our business, new customers acquired as we expanded our branch network and greater penetration of our customer base achieved through cross sales of our products. Of our interest bearing deposits at March 31, 2004, retail deposits accounted for 77.3%, and wholesale deposits accounted for the balance.

     Non-interest bearing deposits increased by 78.5%. Of our non-interest bearing deposits at March 31, 2004, wholesale deposits accounted for 63.4% with retail deposits accounting for the balance. Our non-interest bearing deposits include floats arising out of our cash management and capital markets services to our customers.

     Accrued expenses and other liabilities increased principally because of an increase of 278.9 % in accounts payable and an increase of 330.9.% in bills payable. Bills payable increased due to amounts to be refunded on collection for Initial Public Offerings of companies. Accounts payable increased due to various amounts payable to vendors.

     Long-term debt increased by Rs. 3,970.0 million because of issuance of subordinated debt of Rs. 4,000.0 million offset partly by repayment of long term borrowing of Rs. 30.0 million.

     Most of our funding requirements are met through short term and medium term funding sources. Of our total non-equity sources of funding, deposits accounted for approximately 76.8% (of which retail deposits were approximately 50.6%) with short term borrowings accounting for approximately 6.0% and long term debt accounting for approximately 1.5%. In our experience, a substantial portion of our deposits are rolled over upon maturity and are, over time, a stable source of funding. The continuation of our deposit base could be adversely affected in the event of deterioration in the economy and if the interest rates offered by the Bank differ significantly from those offered by our competitors.

     Shareholders’ equity increased 19.5% to Rs. 31,215.8 million at March 31, 2004, primarily due to the increase in our retained earnings. Of our net income of Rs. 4,754.5 million in fiscal 2004, we transferred Rs. 1,273.8 million to statutory reserve as required under Indian law and proposed dividends of Rs. 1,128.7 million. By law, our statutory reserve is not distributable. Our shareholders’ equity also includes Rs. 2,528.4 million of unrealized gains on available for sale securities, net of tax.

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

   Financial Instruments and Off Balance Sheet arrangements

   Foreign Exchange and Derivatives

     We enter into foreign exchange and derivative transactions for our customers and for our own account. Our foreign exchange contracts arise out of spot and forward foreign exchange transactions with corporate and non-corporate customers and inter-bank counterparties. Our derivative contracts include rupee-based derivatives and cross-currency derivatives primarily for corporate customers. We also trade rupee-based interest rate swaps for our own account. We earn profit by way of a margin as a mark-up over the exchange or interest rate offered on customer transactions. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold derivatives. For further information see “—Treasury—Derivatives.”

     The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts at March 31, 2003 and 2004, together with the related fair value, which is the mark-to-market impact of the derivative and foreign exchange products on the reporting date.

	At March 31,
	2003				2004
	Notional		Fair value		Notional		Fair value
	(in millions)
Interest rate swap agreements	Rs.	174,841.7	Rs.	0.4	Rs.	343,015.7	Rs.	(15.4)
Currency Options		1,549.2		—		28,232.8		36.3
Forward exchange contracts		197,725.5		127.1		294,440.8		467.0
Forward rate Agreements		—		—		897.9		—
Currency swap agreements		9,659.5		(6.7)		17,243.4		—

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

     Amounts of guarantees and documentary credits outstanding are set out below:

	At March 31,
	2003		2004
	(in millions)
Bank guarantees:
Financial guarantees	Rs.	5,743.6	Rs.	7,497.0
Performance guarantees		8,445.4		8,916.8
Documentary credits		11,715.1		18,921.0

Total	Rs.	25,904.1	Rs.	35,334.8

     Guarantees and documentary credits outstanding increased by 36.4% to Rs. 35.3 billion at March 31, 2004, principally due to growth in documentary credits, performance guarantees and financial guarantees.

   Loan Sanction Letters

     In some cases we issue sanction letters to customers, indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made decreased from Rs. 58.5 billion at March 31, 2003 to Rs. 44.5 billion at March 31, 2004. If we were to make these loans, the interest rates would be dependent on lending rates in effect on the date the loans were made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 22 of our Financial Statements.

   Capital

     We are subject to the capital adequacy requirements of the RBI, which are primarily based on the capital adequacy accord reached by the Basel Committee of the Bank of International Settlements (or Basel Committee) in 1988. For a description of the RBI’s capital adequacy guidelines, see “Information About India—Supervision and Regulation—Capital Adequacy Requirements.” We are required to maintain a minimum ratio of total capital to risk adjusted assets as determined by a specified formula of 9.0%, at least half of which must be Tier 1 capital, which is generally shareholders’ equity.

     Our regulatory capital and capital adequacy ratios as measured in accordance with Indian GAAP are as follows:

	At March 31,
	2003		2004
	(in millions)
Tier 1 capital	Rs.	19,850.2	Rs.	22,297.0
Tier 2 capital		3,414.7		10,081.2

Total capital	Rs.	23,264.9	Rs.	32,378.2

Total risk weighted assets and contingents	Rs.	209,177.1	Rs.	277,738.2
Capital adequacy ratios:
Tier 1		9.49%		8.03%
Total capital		11.12%		11.66%
Minimum capital ratios required by the RBI:
Tier 1		4.5%		4.5%
Total capital		9.0%		9.0%

     As shown above, our Tier 1 capital ratio decreased to 8.03% and our total capital ratio increased to 11.66% at March 31, 2004. The decrease in our Tier 1 capital ratio is primarily on account of the growth in risk weighted assets due to increase in our customer assets. The increase in Tier 2 capital is primarily due to an increase of Rs. 4,000 million on account of the issue of subordinated debt in the last quarter of fiscal 2004.

     Our Indian GAAP financial statements include general provisions of Rs. 1,147.0 million and Rs. 1,589.3 million at March 31, 2003 and 2004, respectively, which qualify for Tier 2 capital subject to a ceiling of 1.25% of risk weighted assets.

     In an effort to create a need for banks to follow a prudent policy for utilizing gains realized on sale of investments, the RBI issued guidelines in fiscal 2002 on the need to appropriate a minimum of 5% of the investment portfolio to an investment fluctuation reserve over a period of five years. We currently carry an investment fluctuation reserve of Rs. 4,091.9 million in Indian GAAP which is 3.0% of the investment portfolio, excluding investments held to maturity.

Capital Expenditures

     Our capital expenditure consists principally of branch network expansion, as well as investments in our technology and communications infrastructure. Since April 1, 2003, we have invested approximately Rs. 2,175.8 million in capital expenditures. We have current plans for an aggregate capital expenditure of approximately Rs. 1.7 billion for fiscal 2005 when we intend to invest approximately Rs. 107.0 million for our disaster recovery plan, Rs. 341.1 million in technology, Rs. 403.2 million to expand our branch network, Rs. 158.8 million for new Electronic Data Capture (EDC) terminals and Rs. 136.7 million to install approximately new ATMs. At March 31, 2004, we had entered into capital commitments of Rs. 608.6 million which we plan to fund through internal accruals. However, we have no commitments to make the balance of the planned capital expenditures and the foregoing amounts and purposes may change depending on business conditions.

Contractual Obligations and Commercial Commitments

Contractual Obligations

	Payments due by period
	Total		Less than 1 year		1-3 years		4-5 years		After 5 years
	(in millions)
Long-term debt(1)	Rs.	6,041.5	Rs.	1,030.5	Rs.	1,005.9	Rs.	5.1	Rs.	4,000.0
Capital lease obligations(2)		44.5		27.3		17.2		—		—
Operating leases(3)		3,903.3		612.5		1,627.7		936.5		726.6
Unconditional purchase obligations(4)		608.6		608.6		—		—		—

Total contractual cash obligations		10,597.9		2,278.9		2,650.8		941.6		4,726.6

(1)	Long term debt mainly consists of Rs. 6,000 million of subordinated debt, Rs. 27.5 million being the long term borrowing by our Employees Welfare Trust and the balance Rs. 14.0 million being a concessional loan from an agency to purchase of eco-friendly solar power panels.

(2)	Capital lease obligations pertain to assets taken on lease like ATMs, VSATs and other equipment which was taken over at the time of our merger with Times Bank.

(3)	Operating leases are principally the operating lease arrangements entered by us with parties for the lease of office, branch and ATM premises and residential premises for executives.

(4)	Unconditional purchase obligations principally constitute the capital expenditure commitments in fiscal 2004. See Capital Expenditure section in Management’s Discussion and Analysis.

Commercial Commitments

     Our commercial commitments principally consists of letters of credit, guarantees, foreign exchange and derivative contracts.

     Based on historical trends, the Bank has recognized a liability of Rs. 112.7 million in respect of guarantees issued or modified after December 31, 2002 as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees” (FIN 45), issued in November 2002.

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

     The residual maturity of the above is set forth in the following table:

	Amount of commitment expiration per period
	Total amounts		Less than						Over
	committed		1 year		1-3 years		4-5 years		5 years
	(in millions)
Documentary Credits	Rs.	18,921.0	Rs.	16,694.1	Rs.	2,210.3	Rs.	16.6	Rs.	—
Guarantees		16,413.8		6,399.4		8,159.4		838.9		1,016.1
Forward exchange contracts		394,440.8		347,446.6		46,012.7		981.5		—
Derivative contracts*		389,389.8		31,368.2		340,985.6		15,820.6		1,215.4

Total contractual cash obligations		819,165.4		401,908.3		397,368.0		17,657.6		2,231.5

* Denotes notional principal amounts.

MANAGEMENT

Directors and Executive Officers

     Our organizational documents provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than 15 directors, excluding directors appointed pursuant to the terms of our issued debt. Our board of directors currently consists of ten members (as of March 31, 2004: eleven members and as of 31st March, 2003: nine members).

     As per the Indian Companies Act, 1956, two third of our directors are required to retire by rotation, with one third of these retiring at each annual general meeting. However, any retiring director may be re-appointed by resolution of the shareholders.

     Under the terms of our organizational documents, HDFC Limited has a right to nominate two directors who are not required to retire by rotation, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited either singly or in aggregate holds not less than 20% of our paid up equity share capital. Two directors who are not liable to retire nominated by HDFC Limited include the chairman and the Managing Director. The India Private Equity Fund (Mauritius) and Indocean Financial Holding Limited, two funds advised by J P Morgan Partners Advisors, Singapore (collectively the “Strategic Investors”) have the right to appoint two directors so long as their combined equity share holding is 10% or greater and one director if less than 10% but at least 7%. Since the shareholding of the Strategic Investors has declined to less than 7% of the share capital of the Bank, there is no longer a nominee of the Strategic Investors on the Board. The Bennett Coleman Group has the right to appoint one director so long as its equity holdings do not fall below 5%. Mr. Vineet Jain has been nominated by the Bennett Coleman Group.

     The Banking Regulation Act, 1949 requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter as the RBI may specify. Out of these, not less than two directors shall have specialised knowledge or practical experience in respect of agriculture and rural economy, co-operation or small scale industry. Dr. (Mrs.) Amla Samanta has specialised knowledge and experience with small scale industries. Dr. Samanta relinquished the office of the Director with effect from April 25, 2004 pursuant to the provisions of the Banking Regulation Act, 1949 which provides that no Director of a banking company other than the whole time director can hold office for a continuous period exceeding eight years. Dr. Gadwal has specialised knowledge and experience in the agricultural sector.

     Interested directors may not vote at board proceedings, except where the interest is based solely on a contract of indemnity for which the director is a surety, the interest is based on the director’s involvement as director of another company and holder of shares of that company, or where a proper notification has been given under the Companies Act, 1956.

     None of our directors or executive officers holds 1% or more of our shares except as set forth in the section “Principal Shareholders.”

     Our board of directors as at March 31, 2004 are as follows:

Name	Position	Age
Mr. Jagdish Capoor	Chairman	65
Mr. Aditya Puri	Managing Director	54
Mr. Anil Ahuja	Non-executive Director	42
Dr. V. R. Gadwal	Non-executive Director	66
Mr. Vineet Jain	Non-executive Director	38
Mr. K. M. Mistry	Non-executive Director	50
Dr. (Mrs.) Amla Samanta (1)	Non-executive Director	49
Mrs. Renu Karnad	Non-Executive Director	52
Mr. Arvind Pande	Non-Executive Director	62
Mr. Bobby Parikh (2)	Non-Executive Director	40
Mr. Ranjan Kapur (3)	Non-Executive Director	61

1)	Dr. (Mrs.) Amla Samanta relinquished the office of the director with effect from April 25, 2004.

2)	Mr. Bobby Parikh was appointed as an additional director with effect from January 9, 2004.

3)	Mr. Ranjan Kapur was appointed as an additional director with effect from January 9, 2004.

     Our executive officers as at September 2004 are as follows:

Name	Position	Age	Loans Outstanding(1) (As of March 31, 2004)
			(Rs. million)
Mr. Aditya Puri	Managing Director	54	5.0
Mr. Vinod G. Yennemadi	Head, Finance, Administration, Legal and Secretarial	63	2.1
Mr. Samir Bhatia	Head, Corporate Banking	41	4.6
Mr. Harish Engineer	Head, Wholesale Banking	56	2.3
Mr. Sudhir Joshi	Head, Treasury	57	—
Mr. C. N. Ram	Head, Information Technology	47	—
Mr. Bharat Shah	Head, Custody and Depository Services	57	4.1
Mr. G. Subramanian	Head, Audit, Compliance, Vigilance and Service Quality	57	4.3
Mr. Paresh Sukthankar	Head, Credit and Market Risk and Human Resource	43	4.0
Mr. Neeraj Swaroop	Head, Retail Banking	46	3.2
Mr. A. Rajan	Head, Operations	52	—

(1)	Loans to management comprise housing loans and personal loans given as per the terms and conditions of employment. The Bank had not granted any loans to the management when the blanket of prohibition on loans existed as per SEC rules.

     Mr. H. Srikrishnan, Head, Transactional Banking and Operations, resigned from the services of the Bank with effect from April 6, 2004.

     The business address for our directors and officers is HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013, India.

     The following are brief biographies of our existing directors:

     Mr. Jagdish Capoor holds a Master of Commerce degree and is a Certified Associate of the Indian Institute of Bankers. Mr. Capoor was appointed as part-time Chairman of the Bank for a period of 3 years with effect from July 6, 2001. Prior to joining us, Mr. Capoor was a Deputy Governor of the RBI. Mr. Capoor was Chairman of Deposit Insurance & Credit Guarantee Corporation of India and Bharatiya Reserve Bank Note Mudran Ltd. Presently, Mr. Capoor is a director in Indian Hotels Co. Ltd, Assets Care Enterprise Ltd. and Agricultural Finance Corporation Ltd. He is also a member of the Board of Governors of the Indian Institute of Management, Indore and The Stock Exchange, Mumbai. At the Annual General Meeting of the Bank held on May 26, 2004, the shareholders approved the re-appointment of Mr. Capoor as Chairman on a part time basis for a period of three years with effect from July 6, 2004 at the revised terms and conditions.

     Mr. Aditya Puri holds a Bachelors degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Mr. Puri has been our Managing Director since September, 1994. Mr. Puri has over 27 years of experience in both domestic and international banking. Prior to joining us, Mr. Puri was chief executive officer of Citibank Malaysia from 1992 to 1994. At the Annual General Meeting of the Bank held on May 26, 2004, the shareholders approved the re-appointment of Mr. Puri as Managing Director from September 30, 2005 to March 31, 2007 at the revised terms and conditions.

     Mr. Anil Ahuja holds a Bachelor of Technology degree from the Indian Institute of Technology, New Delhi and a Post-Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad. Mr. Ahuja has served as a non-executive director since July 16, 1999. Presently, he is the CEO of J.P. Morgan Partners Advisors, Singapore. He also serves as a director on the boards of HDFC Securities Limited, MTR Foods Limited and Domino’s Pizza India Pvt. Ltd. In the past, he had served as an executive director to Indocean Chase Capital Advisors and as a Vice President of Citibank N.A. Mr. Ahuja was a nominee of The India Private Equity Fund (Mauritius) and Indocean Financial Holding Limited (‘Strategic Investors’). Since the shareholding of the Strategic Investors has declined to less than 7% of the share capital of the Bank, Mr. Ahuja is no longer a nominee of the Strategic Investors. He is now on the Board of the Bank in his individual capacity.

     Dr. V. R. Gadwal holds Bachelor and Master of Science degrees from Osmania University and a doctorate in agriculture from the Indian Agricultural Research Institute. He is also a Fellow Member of the Botanical Society of India and the Indian Society of Genetics and Plant Breeding. Dr. Gadwal has been one of our non-executive directors since March 15, 1999. Dr. Gadwal also serves as consultant and advisor to agricultural research and development institutions such as Maharashtra Hybrid Seeds Co. Ltd. (MAHYCO) and MAHYCO Research Foundation. He also serves as an advisor to the Agricultural Research and Development Organisation. Presently, Dr. Gadwal is the President of the Indian Society for Cotton Improvement.

     Mr. Vineet Jain holds a Bachelor’s degree in Science and a degree in International Business Administration - Marketing. Mr. Jain has been our non-executive director since April 14, 2001. He also serves as the Managing Director of Bennett, Coleman & Co. Limited, as director of Times Internet Limited, Times Online Money Limited, Times Infotainment Media Limited, The Press Trust of India Ltd, Bharat Nidhi Limited and Magz International Limited. Mr. Jain has transformed the Times Group from India’s leading publishing house to India’s largest diversified and multi faceted media conglomerate. Mr. Jain is a nominee of the Bennett Coleman group and is required to retire by rotation.

     Mr. K. M. Mistry holds a degree of Bachelor of Commerce in Advanced Accountancy and Auditing and is also a Chartered Accountant. He was actively involved in setting up of several HDFC group companies, including HDFC Bank. Mr. Mistry had been deputed on consultancy assignments to the Commonwealth Development Corporation (CDC) in Thailand, Mauritius, the Caribbean Islands and Jamaica. He has also worked as a consultant for the Mauritius Housing Company and for the Asian Development Bank. Mr. Keki Mistry is the Managing Director of Housing Development Finance Corporation Ltd and Chairman of GRUH Finance Limited. He serves as director in HDFC Developers Ltd., HDFC Chubb General Insurance Company Ltd., HDFC Trustee Company Ltd, HDFC Standard Life Insurance Co Ltd., Credit Information Bureau (India) Ltd., Infrastructure Leasing & Financial Services Ltd., Intelenet Global Services Ltd., Sun Pharmaceuticals Industries Ltd., Mahindra Holidays and Resorts India Ltd. and The Great Eastern Shipping Co. Ltd.

     Mrs. Renu Karnad is a law graduate and also holds a Master degree in Economics from Delhi University. Mrs. Karnad has been with HDFC Ltd. since 1978 and was appointed as the executive director of HDFC Ltd. in 2000. She is in charge of overall business activities for HDFC Ltd. in the North India region and state of Gujarat and oversees all aspects of lending operations on an all India basis. She is a director in HDFC Asset Management Co. Ltd., GRUH Finance Ltd., HDFC Realty Ltd., Credit Information

Bureau (India ) Ltd. (CIBIL ), Feedback Ventures Ltd., HDFC Chubb General Insurance Company Ltd., Mother Dairy Fruits & Vegetables Ltd., Ascendas Ltd. and ICI India Ltd.

     Mr. Arvind Pande is a Bachelor of Science from Allahabad University, a Bachelor and Master of Arts in Economics from Cambridge University, U.K. He started his career in the Indian Administrative Services and has held various responsible positions in the Government of India. He was a Joint Secretary to the Prime Minister of India for his expertise in Economics, Science and Technology issues. He was a director of the department of Economic Affairs in the Ministry of Finance for the Government of India and has dealt with World Bank aided projects. He was the Chairman and Chief Executive Officer of The Steel Authority of India Limited (SAIL). He has travelled extensively within and outside of India and participated in several aid/trade/procurement related negotiations. Mr. Pande is a director in Sandhar Locking devices Limited, IVRCL Infrastructure & Projects Limited and Assets Care Enterprise Limited.

     Mr. Bobby Parikh is a Chartered Accountant and has specialised in the areas of Tax and Business Advisory Services with extensive experience in advising clients across a range of industries. Mr. Parikh is a member of various trade and business associations and their committees. He is also on the advisory/executive boards of several non-Government and non-profit organisations. Mr. Parikh was the Country Managing Partner of Arthur Anderson & Co. and until recently, the Chief Executive Officer of Ernst & Young. Mr. Bobby Parikh is in the Board as an US GAAP financial expert.

     Mr. Ranjan Kapur is an M.A. in English from St. Stephens College, New Delhi. He started his career with Citibank, N.A. Mr. Kapur had served senior positions in Ogilvy & Mather India Private Limited (O&M). He was nominated to the world wide board of O&M in 1998 and was elevated to the position of Executive Chairman, India and Vice-Chairman, Asia Pacific, a year later. He retired from O&M on December 31, 2003. Mr. Kapur is a director of Pidilite Industries Limited and three other private limited companies.

     The following are brief biographies of our existing executive officers:

     Mr. Vinod G. Yennemadi holds a Bachelor of Commerce degree, and is also a Fellow of the Institute of Chartered Accountants of India and an Associate of the Institute of Chartered Accountants in England and Wales. Mr. Yennemadi has been the Head, Finance, Administration, Legal, and Secretarial since April 1994. In addition, Mr. Yennemadi serves as a director of Softcell Technologies Limited, HDFC Securities Limited, SolutionNET India Private Limited, Atlas Documentary Facilitators Private Limited, Flexcel International Private Limited and as a trustee for the HDFC Bank Employee Welfare Trust.

     Mr. Samir Bhatia holds a Bachelor of Commerce degree from the University of Bombay, a Cost Accountancy degree from the Institute of Cost and Works Accountants of India and a Chartered Accountancy from the Institute of Chartered Accountants of India. He is currently our Head, Corporate Banking, and had previously served as our Regional Head, Corporate Banking in various regions of India since September 1994.

     Mr. Harish Engineer holds a Bachelor of Science degree in Physics and Chemistry and a Diploma in Business Management. Mr. Engineer has serves as Head, Financial Institution Group since November 1999, and previously served as Head, Corporate Banking since July 1994.

     Mr. Sudhir Joshi holds a Bachelor of Science degree in Chemistry from the University of Pune and is a Certified Associate of the Indian Institute of Bankers. Mr. Joshi has held the position of Head, Treasury since April 2000. He was Head, Financial Investment Group for a brief period between February 2000 and March 2000. From June 1995 until joining us, Mr. Joshi served as executive vice president, treasury, of Times Bank Limited.

     Mr. C. N. Ram holds a Bachelor of Technology degree in Electrical Engineering from the Indian

Institute of Technology and a Post Graduate Diploma in Management from the Indian Institute of Management. Mr. Ram has served as Head, Information Technology since July 1994. In addition, he also serves as a director on the board of a number of companies, including our affiliates SolutionNET India Private Limited, Flexcel International Private Limited and Softcell Technologies Limited.

     Mr. Bharat Shah holds a Bachelor of Science degree from Bombay University, and a Higher National Diploma in Applied Chemistry from London University. He has served as our Head, Custody and Depositary Services since December 1994 and served in the past as our Head, Human Resources. Mr. Shah also serves as a non-executive director of Computer Age Management Services Private Limited, HDFC Securities Limited and Atlas Documentary Facilitators Private Limited.

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

     Mr. Paresh Sukthankar holds a Bachelor of Commerce degree and Master in Management Studies from Bombay University. Mr. Sukthankar has held the position of Head, Credit and Market Risk Management since September 1994 and since December 1999 also supervises the Human Resources function.

     Mr. Neeraj Swaroop holds a Bachelor of Technology degree from the Indian Institute of Technology, a Master of Business Administration from the Indian Institute of Management, and a Diploma in Retail Bank Management from the Graduate School of Retail Bank Management, University of Virginia. He has held the position of Head, Marketing and Retail Assets since April 1999 and is currently Head, Retail Banking. Mr. Swaroop also serves as a director on the board of SolutionNet India Private Limited.

     Mr. A. Rajan holds a bachelors degree in Science. He has 24 years of experience in all aspects of Operations in International Banking with significant accomplishments in operations integration, system implementations and enhancement in operational efficiency through radical re-engineering of processes and optimal technology. He was part of the core management team which set up HDFC Bank as its Head of Operations, responsible for creating the Operations team and detailed Operating Procedures. He was also the CEO of Flexcel International for 3 years, and was responsible for setting up and marketing a pioneering concept of ASP in providing core banking solutions and data center management for the banking industry in India. He is presently, the Country Head – Operations and is responsible for Bank Operations which includes, TBG Operations, Retail Operations and Treasury Operations.

Corporate Governance

   Audit and Compliance Committee

     The terms of reference of the Audit and Compliance Committee are in accordance with paragraph C and D of clause 49(II) of the Listing Agreement entered into with the Stock Exchanges. The Audit and Compliance Committee approves and reviews our audit and compliance procedures, techniques and other regulatory requirements. It also reviews our internal control systems and the functioning of our branches and divisions, recommends appointment and removal of external auditors and fixing of their fees, pre-approves all services to be provided by our auditors, reviews with management the annual financial statements with special emphasis on accounting polices and practices, compliance with accounting standards and other legal requirements concerning financial statements. As of March 31, 2004, the members of the Audit and Compliance Committee were Mr. Jagdish Capoor, Mr. Anil Ahuja, Dr. (Mrs.) Amla Samanta, Mr. Arvind Pande and Mr. Bobby Parikh.

     Mr. Bobby Parikh was inducted as a member with effect from March 26, 2004. On April 16, 2004 the Audit Committee of the Bank was reconstituted whereby Dr. Samanta ceased to be its member. Mr Bobby Parikh has been nominated by the board as financial expert.

   Risk Monitoring Committee

     The Risk Monitoring Committee monitors our credit and market risk policies and procedures, approves and reviews dealing authorities and limits for our treasury operations and reviews our risk monitoring systems and risk reporting procedures. The committee also ensures that our credit exposure to any one group or industry does not exceed the internally set limits and that the risk is diversified. The members of the committee as of March 31, 2004 were Mr. Aditya Puri, Mr. Anil Ahuja and Mrs. Renu Karnad.

Credit Approval Committee

     The Credit Approval Committee approves credit exposures that are beyond the powers delegated to our executive officers. The members of the committee as of March 31, 2004 were Mr. Jagdish Capoor, Mr. Keki Mistry, Dr. (Mrs.) Amla Samanta and Mr. Aditya Puri.

     Mr. Keki Mistry was inducted as a member of the Credit Approval Committee with effect from July 14, 2003.

     On April 16, 2004 the Credit Approval Committee was reconstituted whereby Mr. Bobby Parikh was inducted as member of the Committee and Dr. Samanta ceased to be a member.

   Compensation Committee

     The Compensation Committee has the following purposes:

•	To review the overall compensation structure and policies with a view to retain and motivate our employees;

•	To review our position in the industry in relation to compensation levels through compensation surveys;

•	To consider employee stock options; and

•	To consider any other compensation related issues or matters relating to our employees other than the managing director and the chairman.

     The members of the Compensation Committee as of March 31, 2004 were Mr. Jagdish Capoor, Mr. Anil Ahuja, Dr. (Mrs.) Amla Samanta and Dr. V. R. Gadwal.

     On April 16, 2004 the Compensation Committee was reconstituted whereby Mr. Ranjan Kapur was inducted as a member of the Committee and Dr. Samanta ceased to be a member of the Committee.

   Share Committee (Shareholders and Investors’ Grievance Committee)

     The Share Committee approves and monitors transfers, transmissions, splitting and consolidation of our shares and bonds. The committee also monitors responses/redressals to complaints from shareholders relating to transfer of shares, non-receipt of balance sheet, dividends and other issues. The members of the committee as of March 31, 2004 were Mr. Jagdish Capoor and Mr. Aditya Puri.

   Premises Committee

     The Premises Committee approves the purchase or lease of premises for the use of our branches, ATM premises, executive offices and residential premises for executives in accordance with the guidelines set by the board of directors. The members of the committee are Mr. Aditya Puri, Dr. (Mrs.) Amla Samanta, Dr. V. R. Gadwal, Mr. Ranjan Kapur and Mr. K. G. Krishnamoorthy, the latter in an advisory capacity.

     On April 16, 2004, the Premises Committee was reconstituted whereby Mr. Ranjan Kapur and Dr. V. R. Gadwal were inducted as members of the Committee and Dr. Samanta ceased to be a member of the Committee.

   Nomination Committee

     The Bank has constituted a Nomination Committee for recommending appointment of independent/non-executive directors for the Board of the Bank. The Nomination Committee will be required to scrutinize the nominations received for the independent/non-executive directors with reference to their qualifications and experience. It will assess the formal qualifications, previous experience, track record and integrity of the candidate to ensure that he/she is the “Fit and Proper” person. The integrity of the candidate may be assessed on the basis of features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices. The Committee was constituted on April 15, 2003.

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

Compensation of Directors and Executive Officers

     The compensation of our Managing Director is approved by the shareholders and the Reserve Bank of India on the recommendation of the board of directors. In fiscal year 2004, none of our executive officers earned a salary plus bonus in excess of US$ 200,000 (at the average conversion rate). During the year, our Chairman received a salary of Rs. 600,000/- per annum. At the Annual General Meeting of the Bank held on May 26, 2004, the shareholders approved the revised remuneration payable to Mr. Capoor with effect from July 6, 2004 at Rs. 900,000/- per annum and Bank leased accommodation. Our Managing Director received a monthly salary of Rs. 300,000/- and other emoluments as have been approved by the shareholders of the Bank at the 8th Annual General Meeting held on May 30, 2002 till March 31, 2004. At the 10th Annual General Meeting of the Bank held on May 26, 2004, the shareholders approved the revision in the remuneration and other emoluments payable to the Managing Director with effect from April 1, 2004. For the fiscal year ended March 31, 2004, the aggregate amount of compensation paid to all of our executive officers was approximately Rs. 178.5 million. For the fiscal year ended March 31, 2004, the aggregate amount accrued by us to provide pension, retirement or similar benefits for our directors and executive officers was approximately Rs. 11.3 million.

     Under our organizational documents, each director, except the Managing Director, is entitled to remuneration for attending each meeting of the board or of a board committee. The amount of remuneration is set by the board from time to time in accordance with limitations prescribed by the Indian Companies Act or the government of India. Remuneration for attending board meetings and committee meetings is Rs. 10,000 per meeting, except in case of meetings of the Share Committee of the Bank where the remuneration is Rs. 5,000 per meeting. We reimburse directors for travel and related expenses in connection with board and committee meetings and with related matters.

     The RBI had issued guidelines relating to salary and other remuneration payable to the Chairman, Managing Director and Whole Time Directors of new Private Sector Banks. Pursuant to the guidelines, the RBI has permitted banks to fix the performance bonus payable to the Managing Director/Whole Time Directors on either of two criteria:

(a)	up to a maximum of 25% of the salary; or

(b)	the average bonus paid to the officers/employees, provided that there are more than one category of officers/employees (excluding top management) who are eligible for variable performance bonus. The average bonus paid to officers/employees is calculated by dividing the total salary bill by the total bonus paid to them.

     The Reserve Bank of India has also advised the Banks to review and fix at their discretion, the monthly remuneration paid to their CEOs/Managing Directors keeping in view the bonus guidelines stated above. Accordingly, a resolution was passed at the 10th Annual General Meeting of the Bank held on May 26, 2004 for revision in the remuneration payable to the Managing Director.

     Other than our Chairman and Managing Director, none of our directors has a service contract with us.

   Employees Stock Option Scheme

     During the year, the Bank granted 6.8 million options under ESOS 4, 2.5 million options under ESOS 5 and 1.7 million options under ESOS 6 (an aggregate of 11.0 million options) at prices of Rs. 358.60, Rs. 366.30 and Rs. 362.90 per option respectively. The prices for the options under ESOS 4 & 6 are based on the market price of the shares of the Bank on the immediately preceding business day (of National Stock Exchange of India Limited) on the date of grant of option. These options are governed by the shareholders’ resolution passed at the 9th Annual General Meeting of the Bank held on June 2, 2003. The price for the options under ESOS 5 is based on the average daily closing price of the shares of the Bank quoted on The Stock Exchange, Mumbai for a period of sixty days preceding the grant of option. These options were governed by the shareholders’ resolution passed at the Extra-ordinary General Meeting of the Bank held on January 1, 2000. The options would vest over a period of 3 years on the expiry of minimum period of one year from the date of the grant.

     Out of the options granted under the Employees Stock Option Scheme in January, 2001 (ESOS 2) and February, 2002 (ESOS 3), 1.5 million and 0.4 million options, respectively, have been vested in the employees.

     During the year under review, 2.8 million options were exercised and allotted by the Bank resulting in an increase in the paid-up capital of Rs. 27.5 million and share premium by Rs. 476.8 million. The allotment of 1.1 million shares in respect of options exercised in the last quarter was made on April 5, 2004. The new shares issued under ESOS would rank pari-passu with the existing shares in all respects. During the year 0.5 million options lapsed on account of staff resignations. After considering the exercised and lapsed options, 14.32 million options are still outstanding as at 31 March, 2004.

Employees Welfare Trust Plan

     An Employees Welfare Trust (the “EWT”) was established in 1994 for various welfare activities for the benefit of the Bank’s employees. The EWT has borrowed funds from third parties and initially subscribed to an aggregate of 10,000,000 equity shares of the Bank at the same price as available to other shareholders, and from time to time, also makes open market purchases of shares. In pursuance to the Trust’s objectives, grants are allotted to employees, directors and advisors at prices designated by the trustees. The vesting period varies at the discretion of the trustees from grant to grant, but is generally between twelve and twenty four months.

     Purely from an accounting perspective under US GAAP, as required by AICPA Statement of Position No. 93-6, the Bank is required to account for the equity shares of the Bank held by the EWT as treasury shares until transferred and report the external borrowings of the EWT as borrowings of the Bank. Consequently, dividends paid to the EWT are eliminated, and the interest cost incurred by the EWT and stock based compensation are charged as an expense by the Bank. Since November 1994, the EWT has granted an aggregate of 9,723,225 grants. The Bank has recognized deferred stock based compensation on each grant as the difference between the closing price on The Stock Exchange, Mumbai and the applicable grant price. The Bank has recognized stock based compensation expense under this scheme of Rs. 56.7 million, Rs. 125.9 million and Rs. 113.7 million, for the years ended March 31, 2002, 2003 and 2004, respectively.

   Other Compensation

     All employees, including our managing director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at manager level or above, including our managing director. Our gratuity fund, required under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination of employment, pays a lump sum equivalent to 15 days’ salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13% (15% for the managing director) of the employee’s eligible annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both we and the employee contribute monthly at a determined rate (currently 12% of the employee’s salary) to a fund set up by us, which is administered by a board of trustees. For employees whose basic salary is less than Rs. 6,500 per month a portion (currently 8.33% of the employee’s salary) of the employer’s contribution is transferred to a fund administered by the government in accordance with the Provident Fund Act. We retain liability for future payments under the gratuity fund, but not under the superannuation or provident funds.

Controls and procedures

Evaluation of disclosure controls and procedures

     Based on their evaluation as of a date within 90 days of the filing of this Annual Report on Form 20-F, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Changes in internal controls

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Audit committee financial expert

     Mr. Bobby Parikh joined our board of directors on January 9, 2004. On the same day our Board nominated Mr. Parikh as a member of its audit committee. Our board of directors has determined Mr. Bobby Parikh as an audit committee financial expert as defined in Item 401(h) of Regulation S-K, and is independent pursuant to applicable SEC rules.

Code of ethics

     On July 14, 2004 , our audit committee adopted a written code of ethics as defined in Item 406 of Regulation S-K, applicable to the Managing Director (Chief Executive Officer), The Chief Financial Officer and Group Heads of the Bank . We will provide a copy of such code of ethics to any person without charge, upon request.

     On July 14, 2004 , our audit committee also adopted a Whistle Blower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by HDFC Bank or in a substantial mismanagement of Bank’s resources. Under this policy our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets any conduct that results in a violation of law by HDFC Bank our management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.

Principal Accountant Fees and Services

     The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Fiscal year ended
	March 31,		March 31,
Type of Service	2003		2004		Description of Services
	(in millions)
Audit services	Rs.	3.8	Rs.	3.9	Audit of financial statements
Audit related services		—		1.8	Services related to review of financial statements and due diligence
Tax fees		—		—	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		—		0.6	Statutory certifications, quality registrar, work permit related services and other advisory services
	Rs.	3.8	Rs.	6.3

Our audit committee charter requires us to take the prior approval of our audit committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to our audit committee the nature of services that are provided and the fees to be paid for the services. The Bank has put in place a pre-approval policy for audit and non audit services to ensure the independence of the public accountant. All of the non-audit services provided by our principal accountants or their associated entities in the previous year have been pre-approved by our Audit Committee.

Compliance with NYSE Listing Standards on Corporate Governance

     We are incorporated under the Indian Companies Act, 1956, and our equity shares are listed on the major stock exchanges in India. Our corporate governance framework is in compliance with the Indian Companies Act, 1956, the regulations and guidelines of the Securities and Exchange Board of India (“SEBI”) and the requirements of the listing agreements entered into with the Indian stock exchanges. We also have American Depositary Shares (“ADS”) listed on the New York Stock Exchange (the “NYSE”).

     On November 4, 2003, the Securities and Exchange Commission (the “SEC”) approved new rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies. These new corporate governance listing standards supplement the corporate governance reforms already adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

     Section 303A.11 of the NYSE Corporate Governance Standards requires listed companies that are foreign private issuers to disclose the significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE Corporate Governance Standards. The table below sets forth the differences between the rules applicable to U.S. companies under the NYSE Corporate Governance Standards and HDFC Bank’s practices under Indian law.

NYSE rule applicable to
U.S. listed companies	Indian law and HDFC Bank's practice

Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)	Under Indian law, if the chairman of the board of directors is not an executive officer of the company, at least one third of the directors should be independent. If the chairman is an executive officer, at least 50% of the company’s directors should be independent. The chairman of our board of directors is not an executive officer and 7 out of 10 members of the board are independent.

Certain heightened standards apply to “independent directors” (NYSE Corporate Governance Standard 303A.02)	Under Indian law, a director is “independent” so long as he or she does not have any material pecuniary relationship or transactions (apart from director’s remuneration) with the company, its promoters, its management or its subsidiaries, which in the judgment of the board may affect the independence or judgment of the director. We apply the Indian definition of “independent”. Under that definition, the board considers Mr. Jagdish Capoor, the chairman of the board, to be independent.

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no requirement for such sessions. HDFC Bank does not regularly hold such meetings.

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. However, HDFC Bank has a Nomination Committee that is responsible for recommending the appointment of independent/non-executive directors to the board of directors. The Nomination Committee is composed of four non-executive directors, all of whom are independent.

The nominating/corporate governance committee must have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.04)
Since Indian law does not require a nominating/corporate governance committee, it also does not require a charter for such a committee. As a result, we have no such charter.

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. HDFC Bank has a Compensation Committee of four non-executive directors, all of whom are independent.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)
Indian law does not require that the compensation committee have a charter. HDFC Bank does not have a charter.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)
An audit committee is required under Indian Law. HDFC Bank has an Audit and Compliance Committee composed of four non-executive directors, all of whom are independent. The Committee’s chairman is independent.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)
HDFC has a written audit committee charter that provides for specific purposes and responsibilities.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)	Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2003-2004 under the heading “Corporate Governance”.

Companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (NYSE Corporate Governance Standard 303A.10)
As required by SEBI regulations, HDFC Bank has adopted a code governing trading in the company’s securities by insiders. In addition, HDFC Bank has adopted a Code of Ethics for the Managing Director, CFO and Senior Management of the company.

Memorandum and Articles of Association

     Set forth in this section are certain important provisions in the Bank’s Memorandum and Articles of Association (the “Articles”).

     The main objects of the Bank are to carry on banking activity and other related activities. The Bank’s objects and purposes can be found in clauses A and B of the Articles.

     Under the Articles, a director may not vote, participate in discussions or be counted for purposes of a quorum with respect to any decision relating to whether the Bank will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The board of directors may not hold meetings in the absence of a quorum. Pursuant to the Indian Companies Act, 1956, directors of the Bank have the power to borrow money for business purposes only with the consent of the shareholders (with certain limited exceptions).

     Sections 172 through 187 of the Articles set forth certain rights and restrictions relating to dividend distributions. One of these restrictions is that dividends may be approved only at a general meeting of shareholders, but in no event in an amount greater than the amount recommended by the board of directors.

     Subject to the Indian Companies Act, 1956, profits of the Company are divisible among shareholders in proportion to the amount of capital paid-up on the shares held by them respectively. In the event of liquidation, surplus will be distributed in proportion to the capital paid up or which ought to have been paid up on the shares held by shareholders respectively at the time of commencement of the winding up (without prejudice to the rights of the holders of shares issued upon special terms or conditions). The board of directors may make calls on shareholders in respect of all moneys unpaid on the shares held by them and not by the conditions of allotment thereof.

     The rights and privileges of any class of shareholders may not be modified without the approval of three-fourths of the issued shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class.

     The annual general meeting shall be called for a time during business hours at the registered office of the Bank or at some other place within the city in which the registered office of the Bank is situated as the board of directors may determine. The notice of the meeting shall specify it as the annual general meeting. The board may also call an extraordinary meeting, and if there is not a quorum of directors within India, any director or two shareholders may call such a meeting. The board is required to call an extraordinary meeting upon the requisition of a set number of shareholders, as set forth in the Indian Companies Act, 1956.

PRINCIPAL SHAREHOLDERS

     The following table contains information relating to the beneficial ownership of our equity shares at March 31, 2004:

•	Each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and

•	All of our directors and officers as a group

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.

     We were founded by Housing Development Finance Corporation Limited, known as HDFC Limited, the leading housing finance company in India. At March 31, 2004, HDFC Limited, together with its subsidiaries, held an aggregate of 24.18 % of our equity shares.

	Number of equity shares		Percentage of total equity Shares outstanding(4)
HDFC group (not including the HDFC Bank Employees Welfare Trust)	68,861,000	(1)	24.18
Funds advised by J P Morgan Partners Advisors Pte Ltd.	15,603,638	(2)	5.48
Bennett Coleman group	16,192,408	(3)	5.69

1)	Includes: 38,860,000 equity shares held directly by HDFC Limited, 30,000,000 equity shares held by HDFC Investments Limited and 1,000 equity shares held by HDFC Holdings Limited. HDFC Investments Limited and HDFC Holdings Limited are controlled by HDFC Limited. Under the Indian Banking Regulation Act, no person holding equity shares in a banking company can vote more than 10.0% of the outstanding equity shares.

2)	Includes: 11,620,886 equity shares held by The India Private Equity Fund (Mauritius) and 3,982,752 equity shares held by Indocean Financial Holding Limited.

3)	Includes: 8,849,929 equity shares held by Bennett Coleman & Company Limited, 2,486,956 equity shares held by Dharmayug Investments Limited and 4,855,523 equity shares held by other Bennett Coleman group entities.

4)	The percentage of total equity shares outstanding is calculated based on the outstanding number of shares in accordance with Indian GAAP.

RELATED PARTY TRANSACTIONS

     The following is a summary of transactions we have engaged in with our principal shareholder, HDFC Limited and its subsidiaries and other related parties since April 1, 2003. HDFC Limited is our promoter company. The HDFC group companies own 24.2% of our equity shares. See “Principal Shareholders.”

     All transactions with HDFC group companies and the other related parties listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third party in an arms-length transaction. In addition, our banking license from the RBI stipulates that we can only transact business with HDFC Limited and its affiliates on an arms-length basis.

Atlas Documentary Facilitators Company Private Limited (ADFC)

     ADFC specializes in back-office processing. We regularly transact business with ADFC. In fiscal 2004, we paid ADFC approximately Rs. 205.6 million for back-office processing services to the Bank, at unit rates in line with the market. As at March 31, 2004, the Bank had provided a security deposit amounting to Rs. 6.0 million to ADFC for the various services provided by ADFC. We have made an equity investment of Rs. 0.2 million in ADFC which represents 29.0% of share capital of ADFC. We believe that the transactions entered into with ADFC are at arms length.

HBL Global Private Limited (HBL Global)

     HBL Global Private Limited is a subsidiary of Atlas Documentary Facilitators Company Private Limited, and provides the Bank with direct sales support for certain products of the Bank. HBL Global was paid a fee of Rs. 742.2 million in the year ended March 31, 2004 which is line with the market rates. As at March 31, 2004 the bank had provided a security deposit of Rs. 40.7 million for the services provided by HBL Global. An amount of Rs. 6.6 million was receivable from HBL Global as of that date. We do not presently have any direct investment in HBL Global.

Flexcel International Private Limited (Flexcel)

     Flexcel is a joint venture that has been promoted by the Bank and a leading financial technology provider. Flexcel provides application service provider (ASP) services to smaller banks. We made an investment of Rs. 15.3 million in Flexcel. As HDFC Bank’s share of total accumulated losses made by Flexcel exceeded the investment value, the same has been written off. A loan amount of Rs. 5.0 million was outstanding in our books as on the balance sheet date. Flexcel was paid Rs. 1.1 million for services received by the Bank.

Salisbury Investments Private Limited

     We paid security deposits of Rs. 21 million and rent of Rs. 1.1 million for the residential accommodation of the Managing Director to Salisbury Investments Private Limited in which the relatives of the Managing Director hold a stake. The value of security deposit and rent is based on an independent assessment by a professional property valuation expert.

HDFC Securities Limited (HSL)

     We acquired an equity stake in HDFC Securities Limited, which provides broking services through the internet and other channels. We own 29.5% of the equity shares and HDFC group companies own an aggregate of 68.5%. The two funds advised by Indocean Chase Capital Advisors own 28.5%. We have paid Rs 3.7 million for sales assistance provided by HSL and Rs. 3.3 million as rent and maintenance charges. We have received Rs. 1.7 million as recovery of costs incurred by the Bank on behalf of HSL. We made an investment of Rs. 8.8 million in HSL. As HDFC Bank’s share of total accumulated losses made by HSL exceeded the investment value, the same has been written off.

HDFC Limited (HDFC)

     From time to time, we borrow medium to long term funds, some of which are from affiliates. At March 31, 2004, HDFC Limited held Rs. 27.5 million of the debt issued by HDFC Bank Employees Welfare Trust which we have accounted for as a leveraged ESOP and recognized this borrowing on our balance sheet. We obtained regulatory approval to maintain a loan to HDFC Limited for Rs. 375 million that was originally made by and acquired from Times Bank Ltd. The loan matured during the current year. The Bank earned interest of Rs. 23.4 million from the said loan.

Housing Loans

     We have recently commenced home loan business under an arrangement with HDFC Ltd., whereby we act as a service associate to sell the HDFC Home Loan product.

     Under this arrangement HDFC Ltd. approves and disburses the loans which are booked in the books of HDFC Ltd. For such loans, we are paid a sourcing fee. HDFC Ltd. will provide credit, legal and technical appraisal for these loans. HDFC Ltd. is obligated to sell up to 70% of the fully disbursed home loans sourced under the arrangement through the issue of mortgage backed pass through certificates (PTCs) and the balance would be retained by HDFC Ltd. The mortgage backed PTCs will be invested in by us at the underlying home loan yields less a fee paid to HDFC Ltd. for administration and servicing of the loans. The Bank has earned Rs. 9.1 million from HDFC Ltd. during the current year.

Property

     We have three premises located on properties owned or leased by HDFC. In fiscal 2004, we paid an aggregate of Rs. 5.2 million per annum in rental fees to HDFC for use of these properties. We believe that we pay market rates for these properties. We have also given HDFC a deposit of Rs. 0.2 million to secure these leased properties and have paid Rs. 2.5 million to HDFC as maintenance and service charges.

     Enterprises under common control of HDFC Ltd., our largest shareholders include:

     HDFC Developers Ltd.

     HDFC Investments Ltd.
     HDFC Asset Management Company Ltd.
     GRUH Finance Ltd.
     HDFC Holdings Ltd.
     HDFC Trustee Co. Ltd.
     HDFC Realty Ltd.
     HDFC Chubb General Insurance Company Ltd.
     HDFC Standard Life Insurance Company Ltd.
     Intelenet Global Services Ltd.

HDFC Realty Limited (HDFC Realty)

     We paid Rs. 1.2 million to HDFC Realty towards property related services.

HDFC Standard Life Insurance Company Ltd. (HDFC Standard Life)

     We paid Rs. 0.1 million to HDFC Standard Life as life risk premium for our employees covered under superannuation. We received fees and commission aggregating Rs. 29.9 million towards sale of insurance policies.

HDFC Asset Management Company Ltd. (HDFC AMC)

     We paid Rs. 2.9 million as rent and maintenance charges to HDFC AMC and placed a security deposit of Rs. 1.7 million to secure leased property. We received Rs. 58.6 million from HDFC AMC for distribution of units of mutual funds. We have entered into an arrangement with HDFC AMC, whereby, the latter will invest the Bank’s funds in primarily debt instruments up to an amount approved by our Board. HDFC AMC will act in a fiduciary capacity with regard to the Bank’s funds. The amount of investment outstanding as on March 31, 2004 was Rs. 3,033.2 million. The Bank paid Rs. 0.6 million to HDFC AMC for professional fees during the year.

HDFC Chubb General Insurance Company Ltd. (HDFC Chubb)

     We paid Rs. 7.5 million to HDFC Chubb towards insurance premium.

     We have entered into normal banking transactions with some of the above parties and we believe the same to be at arms length.

Other Strategic Investments

     We frequently partner with other HDFC group companies when making strategic investments. We currently have three strategic investments where HDFC group companies are co-investors. By law, we cannot hold more than a 30% equity stake in another company. The following is a list of strategic investments made by us and HDFC group companies:

				Total HDFC
		HDFC Bank	HDFC Bank	Group
Company	Type of business	investment	ownership	ownership
		(in millions)
Computer Age Management Services Private Limited (CAMS)	Unit Capital Accounting and Transfer Agency Services	Rs. 6.1	19.0%	49.0%

SolutionNET India Private Limited	Information Technology consulting and services	Rs. 7.6	19.0%	50.0%

Softcell Technologies Limited (Softcell)	Business-to-business software services	Rs. 26.0	12.0%	26.0%

     We routinely conduct business with some of the companies in which we have made strategic investments. In fiscal 2004, we paid CAMS Rs. 0.7 million and Softcell Rs. 6.3 million for providing software-related services to us. We have also paid Rs. 21.4 million to Softcell towards capital advances or purchase of fixed assets.

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

     The summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Potential investors should, therefore, consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115 AC regime.

   Residence

     For the purpose of the Act, an individual is a resident of India during any fiscal year, if he (a) is in India in that year for 182 days or more, or (b) having within the four years preceding that year been in India for a period or periods amounting in all to 365 days or more and is in India for period or periods amounting in all to 60 days or more in that year. The period of 60 days is substituted by 182 days in case of an Indian citizen or person of Indian origin who being outside India comes on a visit to India during the fiscal year or an Indian citizen who leaves India for the purposes of his employment during the fiscal year. A company is resident in India in any fiscal year if it is an Indian Company or the control and management of its affairs is situated wholly in India in that year. A firm , association of persons or any other person as defined in the Act, is resident in India except where during that year, the control and the management of its affairs are situated wholly outside India.

   Taxation of Distributions

     Dividends paid to shareholders (whether or not resident in India) will not be subject to tax in the hands of the shareholders. However a company paying the dividend is subject to a dividend distribution tax of 13.07% (including Surcharge and Education Cess) on the total amount it pays to its shareholders as dividend, in addition to the normal corporate tax on its income.

   Taxation on Sale of Equity Shares or ADSs

     Any transfer of ADSs outside India by a non-resident investor to another non-resident investor does not give rise to Indian capital gains tax.

     Subject to any relief under any relevant double taxation treaty and the exemption of Capital Gains Tax discussed elsewhere in this Note, a gain ordinarily arising on the sale of an equity share, whether to a resident or a non-resident or whether inside India or outside India, will give rise to a liability for Indian capital gains tax. Such tax is required to be withheld at source. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary), the rate of tax is 10% (plus applicable Surcharge and Education Cess). Where the equity share has been held for 12 months or less, the rate of tax varies and will depend on a number of factors, including without limitation the status of the non-resident investor, subject to a maximum tax rate of 41.82% (including applicable Surcharge and Education Cess) in the case of a foreign company. However there is a concessional rate of tax of 10% (plus applicable Surcharge and Education Cess) on the sale of an equity share of a company held for 12 months or less, if the sale is entered into in a recognized Stock Exchange, on or after the date on which Chapter VII of the Finance (No. 2) Act, 2004 comes into force and such transaction of sale is chargeable to Securities Transaction Tax (STT).

     During the period the underlying equity shares are held by non-resident investors on a transfer from the depositary upon redemption of ADSs, the provisions of the Double Taxation Treaty entered into by the Government of India with the country of residence of the non-resident investors will be applicable in the matter of taxation of any capital gain arising on a transfer of the underlying equity shares. The double taxation treaty between the United States and India does not provide US residents with any relief from Indian tax on capital gains.

     For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon redemption of an ADS will be the price of the share prevailing on the Bombay Stock Exchange or the National Stock Exchange on the date on which the depositary advises the custodian of such redemption and not the acquisition cost of the ADS being redeemed. The holding period of an equity share received upon redemption of an ADS will commence from the date of advice of redemption by the depositary.

Exemption of Capital Gains

     Any gain arising on the sale of an equity share of a company held for more than 12 months is exempt from tax if the sale is entered into in a recognized Stock Exchange, on or after the date on which Chapter VII of the Finance (No. 2) Act, 2004 comes into force and such transaction of sale is chargeable to STT.

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

Securities Transaction Tax

     As per Chapter VII of the Finance (No. 2 Act), 2004 pertaining to STT which will come into force on such date as the Indian Government notifies, the STT shall be payable as under:

Sr. No.	Taxable Securities Transaction		Rate	Payable by
1.	Purchase of an equity share in a company, where -		0.075 per cent	Purchaser

	a)	the transaction of such purchase is entered into in a recognized stock exchange; and

	b)	the contract for purchase of such share is settled by the actual delivery or transfer of such share

2.	Sale of an equity share in a company, where -		0.075 per cent	Seller

	(a)	the transaction of such sale is entered into in a recognized stock exchange; and

	(b)	the contract for sale of such share is settled by the actual delivery or transfer of such share

3.	Sale of an equity share in a company, where -		0.015 per cent	Seller

	(a)	the transaction of such sale is entered into in a recognized stock exchange; and

	(b)	the contract for sale of such share is settled otherwise than by the actual delivery or transfer of such share

The recognized Stock Exchange is responsible for collecting the STT and paying it into the Government Treasury.

Other Taxes

     At present, there are no taxes on wealth, gifts and inheritance which may apply to the ADSs and underlying equity shares.

Service Tax

     Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 10.2%. The stock broker is responsible for collecting the service tax and paying it into the Government Treasury.

United States Tax

     The following summary describes the material United States federal income tax consequences relating to the ownership and disposition in our equity shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. We will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in our equity shares or ADSs and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

     This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold equity shares or ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	investors that hold our equity shares or ADSs as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively 10.0% or more of our total combined voting stock.

     Further, this summary does not address the alternative minimum tax consequences of an investment in equity shares or ADSs or the indirect consequences to holders of equity interests in entities that own our equity shares or ADSs. In addition, this summary does not address the state, local and foreign tax consequences of an investment in our equity shares or ADSs.

     You should consult your own tax advisor regarding the United States federal, state, local and foreign tax consequences of purchasing, owning, and disposing of our equity shares or ADSs in your particular circumstances.

     You are a “US Holder” if you are a beneficial owner of equity shares or ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

     If a partnership holds equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding our equity shares or ADSs should consult their own tax advisors.

     For United States federal income tax purposes, a US Holder of an ADS will generally be treated as the owner of the equity shares represented by the ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for equity shares. A US Holder’s tax basis in the equity shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the equity shares will include the period during which the holder held the surrendered ADS. However, the US Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Indian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the US Treasury.

   Distributions on Equity Shares or ADSs

     Cash distributions made by us to a US Holder with respect to equity shares or ADSs (including net amounts withheld in respect of any Indian withholding taxes) generally will be taxable to such US Holder as ordinary dividend income when such US Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Under recently enacted legislation, if these dividends constitute qualified dividend income (“QDI”), individual US Holders of our equity shares or ADSs will generally pay tax on such dividends received before 2009 at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a passive foreign investment company (as discussed below), foreign personal holding company or foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such US Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the US Holder held the equity shares or ADSs for more than one year. Dividends paid by us generally will not be eligible for the dividends received deduction available to certain United States corporate shareholders.

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

     The amount of any cash distribution paid in Indian rupees will equal the US dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the US Holder (in the case of equity shares held directly by such US Holder), regardless of whether the payment is in fact converted to US dollars at that time. Generally, US Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into US dollars on the date received. If the Indian rupees are not converted into US dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be ordinary income or loss that is United States source.

    Sale or Exchange of Equity Shares or ADSs

     A US Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the equity shares or ADSs measured by the difference between the US dollar value of the amount received and the US Holder’s tax basis (determined in US dollars) in the equity shares or ADSs. Any gain or loss will be long-term capital gain or loss if the equity shares or ADSs have been held for more than one year and will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Tax—Taxation on Sale of Equity Shares or ADSs” in this report, you may be subject to Indian tax upon the disposition of equity shares or ADSs. In such circumstances and subject to applicable limitations, you may elect to treat the gain as foreign source income and to credit the Indian tax against your United States federal income tax liability with respect to the gain. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

     For cash-basis US Holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such equity shares or ADSs as determined on the settlement date of such sale or other taxable disposition.

     Accrual-basis US Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of equity shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the United States Internal Revenue Service. Accrual-basis US Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of equity shares or ADSs.

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

   Backup Withholding and Information Reporting

     In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of equity shares or ADSs, paid to a US Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     You generally will be allowed a credit of the amount of any backup withholding against your United States federal income tax liability or you may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

SUPERVISION AND REGULATION

     The main legislation governing commercial banks in India is the Banking Regulation Act. Other important legislation includes the Reserve Bank of India Act, the Negotiable Instruments Act, Securitisation And Reconstruction of Financial Assets and Enforcement of Security Interest Act (SARFESI) and the Banker’s Books Evidence Act. Additionally, the RBI, from time to time, issues guidelines to be followed by the banks, under the various provisions of the Banking Regulation Act.

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

Regulations Relating to the Opening of Branches

     Banks are required to obtain licenses from the RBI to open new branches. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital structure and earning prospects and the public interest. The RBI may cancel the license for violations of the conditions under which it is granted. Under the banking license granted to us by the RBI, we are required to have at least 25% of our branches (excluding extension counters) located in rural/semi-urban areas. A rural area is defined to have a population of less than 10,000. A semi-urban area is defined to have a population of greater than 10,000 but less than 100,000. These population figures relate to the latest census conducted by the government of India.

Capital Adequacy Requirements

     The RBI has promulgated minimum capital adequacy standards for banks based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices. Under these guidelines, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

     The total capital of a banking company is classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve in terms of Indian Income Tax Act as reduced by equity investments in subsidiaries, intangible assets, deferred tax asset, gap in provisioning and losses in the current period and those brought forward from the previous period.

     Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), investment fluctuation reserve, hybrid debt capital instruments (which combine features of both equity and debt securities), cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder) and subordinated debt with an initial maturity of not less than five years. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered as Tier 2 capital cannot exceed 50% of Tier 1 capital. Investments in the instruments issued by banks/financial institutions that are eligible for capital status will attract 100% risk weight for credit risk for capital adequacy purposes. The Banking Regulation Act does not allow banks established on or after January 15, 1937 to issue preferred equity.

     Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of specified funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Financial guarantees are treated as similar to funded exposure and are subject to similar risk weighting. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50% while that for short-term self liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20%. All open position limits on foreign exchange and gold carry a 100% risk weight. Investment in government and approved securities are also assigned a risk weight for market risk. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio.

     In order to ensure that the internationally accepted norms for capital charge for market risk under Basel I are adopted, banks were advised by RBI in June 2004 to maintain an explicit capital charge for market risks on the lines of the standardized duration method prescribed under the 1996 Amendment to the Capital Accord issued by the Basel Committee on Banking Supervision (BCBS). This would apply to the trading book, excluding securities under the Available for Sale (AFS) category, by March 2005 and to the entire trading book, including securities under AFS category, by March 2006.

     Trading book for the purpose of these guidelines will include:

•	Securities included under the Held for Trading category;

•	Securities included under the Available for Sale category;

•	Open gold positions;

•	Open foreign exchange position limits;

•	Trading positions in derivatives; and

•	Derivatives entered into for hedging trading book exposures.

     The RBI has advised banks in its annual policy statement for 2004-2005 that banks should examine in-depth the options available under Basel II and draw a road map by end-December 2004 for migration to Basel II and review the progress made thereof at quarterly intervals.

Loan Loss Provisions and Non-Performing Assets

     In April 1992, the RBI issued formal guidelines on recognition of income, classification of assets, provisioning against assets and valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of non-performing assets under Indian GAAP. The discussion of asset quality in this report is under US GAAP and the US GAAP standards applied are set forth in “Selected Statistical Information.”

     The principal features of these RBI guidelines, which have been implemented with respect to our loans, debentures, lease assets and bills, are set forth below.

   Non-Performing Assets

     A non-performing asset is an asset in respect of which any amount of interest or principal has remained past due for more than one quarter. In particular, loans are not classified as non-performing until the interest payment or principal payment is 90 days past due. Prior to March 31, 2004 RBI regulations classified a loan as non-

performing if interest or principal payment were overdue for more than two quarters. Interest in respect of non-performing assets is not recognized or credited to the income account unless collected.

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

     RBI has recently advised that in respect of all doubtful advances remaining outstanding for more than three years on or after April 1, 2004, a 100% provision would have to be made. In respect of all advances which are classified as doubtful for more than three years as on March 31, 2004, additional provision, in a phased manner, over a three year period would have to be made.

Act relating to recovery of non performing assets

     As a part of the financial sector reforms the government of India promulgated a new act called Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002. The act provides banks and other lenders increased powers in the recovery of the collateral underlying against the non performing assets.

Regulations Relating to Making Loans

     The provisions of the Banking Regulation Act govern the making of loans by banks in India. The RBI issues directions covering the loan activities of banks. Some of the more important guidelines of RBI, which are now in effect, are as follows:

•	The RBI has prescribed norms for bank lending to non-bank financial companies.

•	Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by the board of directors. The prime lending rate is a reference or benchmark rate for banks and banks can offer loans at below prime lending rates. The interest charged by banks on advances up to Rs. 2,00,000 to any one entity (other than most consumer banking loans) must not exceed the prime lending rate. Interest rates in specified categories of advances are regulated by the RBI. Each bank must declare its benchmark PLR. The benchmark PLR must take into account the bank’s actual cost of funds, operating expenses, a minimum margin to cover regulatory requirement of provisioning, capital charge and the profit margin. The pricing for borrowers would be arrived at by adding time-varying term premiums, risk premiums and other cost elements.

•	There are guidelines on loans against shares in respect of amount, margin and purpose.

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

     Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with developmental banks like National Bank for Agriculture and Rural Development and Small Industries Development Bank of India. These deposits can be for a period of one year to five years.

     The RBI requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year towards housing finance. This can be in the form of home loans to individuals or subscription to the debentures and bonds of National Housing Bank and housing development institutions recognized by the government of India.

     Export Credit

     The RBI also requires us to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12% of our net bank credit is required to be in the form of export credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. For certain tenors of rupee export credit, the RBI has prescribed ceiling rates linked to the PLR.

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

     The RBI limits exposure to individual borrowers to not more than 15% of capital funds of the bank and limits exposure to a borrower group to not more than 40% of capital funds of the bank. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed.

     Exposure is the aggregate of:

•	all approved fund-based limits or outstandings (whichever are higher);

•	investments in shares, debentures and commercial papers of companies and public sector undertakings;

•	approved non-fund-based limits, underwriting and similar commitments or outstandings, whichever is higher; and

•	foreign exchange and derivative contracts at their replacement cost value

     Capital funds for determining the exposure ceilings comprises both Tier I and Tier II capital.

     Our loan exposures to individual borrowers and borrower groups are within the above limits, except in some cases where we have obtained the approval of the RBI for exceeding the above limits.

     In its annual policy statement for 2004-05, the RBI has decided to discontinue with the practice of giving case by case approvals for exceeding the above limits. Banks may, in exceptional circumstances, with the approval of their Boards, consider enhancement of the exposure to a borrower by a further 5% of the capital funds. Banks would need to make appropriate disclosures in their annual financial statements in respect of the exposures where the bank had exceeded the prudential exposure limits during the year. Excess exposures beyond the prescribed limits would need to be phased out either by increasing capital funds or reducing exposures by March 31, 2005.

     To ensure that exposures are evenly spread, the RBI requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. We have fixed a ceiling of 12% on our exposure to any one industry and monitor our exposures accordingly.

   Regulation regarding limit on unsecured advances:

     Banks were required to limit their commitments by way of unsecured exposure in such a manner that 20 per cent of a bank’s outstanding unsecured guarantees plus the total of its outstanding unsecured advances should not exceed 15 per cent of its total outstanding advances.

     In order to extend further flexibility to banks on their loan policies, the RBI has removed the above limit on unsecured advances and the banks have been given the freedom to fix their own policy with respect thereto. However, an additional provision of 10% i.e. a total provision of 20% is required to be made in respect of such advances in the substandard category.

Regulation Relating to Country Risk Management

     The RBI has issued detailed guidelines on country risk management that cover banks exposures to those countries to which they have a net funded exposure of 2% of their total assets (1% with effect from March 31, 2005). Banks are required to address the issues of identifying, measuring, monitoring and controlling country exposure risks. Provisions are required to be maintained by banks on these exposures on a graded scale ranging from 0.25% to 100 % relating to the level of risk in respect of such countries.

Regulation Relating to Capital Markets Exposure

     The RBI has issued revised guidelines on financing by banks of equities and investments in shares. The revised guidelines place a ceiling on the overall exposure of a bank to the capital markets. The following exposures are subject to the ceiling:

•	Direct investment by a bank in equity shares, convertible bonds and debentures and units of equity-oriented mutual funds.

•	Advances against shares to individuals for investments in equity shares (including initial public offerings), bonds and debentures, units of equity-oriented mutual funds and similar securities.

•	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.

     The ceiling is equal to 5% of the bank’s total outstanding advances (including commercial paper) as reduced by the amount of bills rediscounted at March 31 of the previous year. Within this ceiling, the total investment in shares, convertible bonds and debentures and units of equity oriented mutual funds by a bank should not exceed 20% of its net worth. Non-fund based facilities and investment by banks in non-convertible debentures and other similar instruments (excluding commercial paper) should not be included in computing the total outstanding advances of the bank. Further, for purposes of computing the ceiling, direct investment in shares by banks will be calculated at the historical cost of such shares.

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

     The bank’s capital market exposure was 4.81% as on March 31 2004, well within the stipulated norm of 5%.

Regulations Relating to Investments

   Exposure Limits

     Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Further, investments in equity securities, convertible bonds and debentures and units of equity oriented mutual funds are subject to the ceiling of 5% of the bank’s total advances (including commercial paper) at March 31 of the previous year. Within this ceiling the said investments by a bank should not exceed 20% of its net worth.

     Banks’ aggregate investment in bonds eligible for Tier 2 capital status issued by other banks/financial institutions are restricted up to 10% of the investing bank’s capital funds (Tier 1 plus Tier 2 capital). The RBI has recently advised that the ceiling of 10% would be applicable to investments made by banks/financial institutions in equity shares, preference shares, subordinated debt instruments, hybrid debt capital instruments and any other instruments approved as being in the nature of capital issued by other banks/financial institutions.

     In order to contain the risks arising out of investment by banks in non statutory liquidity ratio (non-SLR) securities and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines in November, 2003. Banks have been advised to restrict their fresh investments in unlisted securities to 10% of their total non-SLR investments as on March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies. A transition time to comply with these guidelines has been prescribed by RBI. With effect from January 1, 2005 only banks whose investment in unlisted non-SLR securities is within the limit of 10% may make fresh investment in such securities and up to the prudential limit. Investment in security receipts issued by securitization companies/reconstruction companies registered with RBI, and in asset backed securities/mortgage backed securities carrying the minimum investment grade, are excluded from this limit. The guidelines do not cover investments in venture capital funds, commercial paper, certificates of deposit and in mutual fund schemes where any part of the corpus can be invested in equity.

   Non Performing Investments

     The RBI has recently defined non-performing investments as those where the principal/interest is unpaid for more than 90 days (until March 31, 2004 it was 180 days), including preference shares where the fixed dividend is not paid. In case investment in equity shares is valued at Rupee 1 per company on account of the non availability of the latest balance sheet of the company, those equity shares would also be reckoned as non-performing investments.

   Restrictions on Investments in a Single Company

     No bank may hold shares in any company exceeding 30% of the paid up share capital of that company or 30% of its own paid up share capital and reserves, whichever is less.

   Limit on Transactions through Individual Brokers

     The guidelines issued by the RBI require banks to empanel brokers for transactions in securities. The guidelines also require that a disproportionate part of the bank’s business should not be transacted through only one broker or a few brokers. The RBI specifies that not more than 5% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should ratify this action.

   Prohibition on Short Selling

     The RBI does not permit short selling of securities by banks.

   Valuation of Investments

     The RBI has issued guidelines for the valuation of investments. These guidelines require banks to classify their entire portfolio of approved securities under three categories namely “held for trading,” “available for sale” and “held to maturity.” However, for disclosure and valuation purpose as per Indian GAAP, the investments are classified under six groups (hereafter called “groups”)—government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries and joint ventures and other investments.

     The held to maturity category cannot exceed 25% of the total investments of the Bank, excluding investments classified as exceptions by the RBI and debentures in the nature of deemed advances. Securities held in the “held to maturity” category would have to be valued at cost and any premium paid over face value would be amortized over the period of maturity of the instrument. Investment held under held for trading cannot be held for more than 90 days.

     In September 2004, the RBI has issued revised guidelines on classification of investment portfolio by banks. Banks have been allowed to exceed the present limit of 25% of total investments under “held to maturity” category provided that this excess comprises only SLR securities, and that the total SLR securities held in this category is not more than 25% of their total demand and time liabilities. Consequently, banks have been allowed as a one time measure, to shift SLR securities to the “held to maturity” category any time, once more, during the accounting year 2004-05. Such shifting should be done at the acquisition cost/book value/fair value on the date of transfer, whichever is the least, and the depreciation, if any, on such transfer should be fully provided for. The non-SLR securities held as part of “held to maturity” category may remain in that category. No fresh non-SLR securities are permitted to be included in this category.

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

     With a view to building up of adequate reserves to guard against any possible reversal of interest rate environment in future due to unexpected developments, banks were advised by the RBI in January 2002 to build up Investment Fluctuation Reserve (IFR) of a minimum 5 per cent of the investment portfolio within a period of 5 years. IFR is computed with reference to investments the “held for trading” and “available for sale” category. However, banks are free to build up a higher percentage of IFR up to 10 per cent of the portfolio depending on the size and composition of their portfolio, with the approval of their board of directors. Banks should transfer maximum amount of the gains realized on sale of investment in securities to the IFR. The IFR, consisting of realized gains from the sale of investments from the two categories, viz., “held for trading” and “available for sale”, is eligible for inclusion in Tier 2 capital. Transfer to IFR is an appropriation of net profit after appropriation to statutory reserve.

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

     The RBI regulates the interest rates offered on deposits accepted from non-residents.

Insurance of Deposits

     Demand and time deposits of up to Rs. 100,000 accepted by Indian banks have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the RBI. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

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

     With a view to safeguarding banks from being unwittingly used for the transfer or deposit of funds derived from criminal activities (both in respect of deposit and borrowal accounts) RBI has reinforced their earlier instructions/guidelines on “Know Your Customer” norms and “Cash transaction”. The guidelines are also applicable to foreign currency accounts/transactions. The guidelines have been issued under section 35(A) of the Banking Regulation Act, 1949 and the steps initiated in compliance with the various guidelines are required to be advised to RBI. The guidelines also envisage that the board of directors of banks should have in place adequate policies that establish procedures to verify the bona fide identification of individuals/corporates opening an account.

     To further plug the money laundering activities, the Income Tax authorities have mandated banks to accept cash deposits over Indian Rupees 50,000 only against the evidence of a permanent account number ( PAN ). Banks have to provide information to the revenue authorities on a periodic basis on all cash deposits done over Indian Rupees 50,000.

Legal Reserve Requirements

   Cash Reserve Ratio

     A banking company such as HDFC Bank is required to maintain a specified percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio was 4.5% as on March, 31, 2004. The RBI has, in September 2004, decided to increase the ratio to 4.75% with effect from September 18, 2004 and to 5.0% with effect from October 2, 2004. For this purpose, the following liabilities are not considered:

•	inter-bank liabilities; and

•	refinance from RBI and other institutions permitted to offer refinance to banks.

     The RBI pays no interest on the cash reserves up to 3.0% of the demand and time liabilities and pays interest at the prevailing Bank Rate (6.0% per annum) on the balance. The RBI has, in September 2004, decided that with effect from September 18, 2004, banks will be paid interest at the rate of 3.5 per cent per annum on their cash reserves as against the current practice of payment of interest at the Bank Rate.

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

     Our foreign exchange operations are subject to the guidelines specified by the RBI in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the ground rules relating to foreign exchange business in India.

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

Statutes Governing Foreign Exchange and Cross Border Business Transactions

     The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of Foreign Exchange Management Act. All branches should monitor all non-resident accounts to prevent money laundering. These transactions are regulated by the Foreign Exchange Management Act and will be regulated by the Prevention of Money Laundering Act, once it is put in force.

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

     The RBI has issued new guidelines in April 2004, regarding declaration and payment of dividend including interim dividend) by banks with effect from the accounting year ended March 31, 2004. Banks which comply with the following prudential requirements would be eligible to declare dividends without the prior approval of the RBI:

•	Capital adequacy ratio should be at least 11% for the preceding two completed years and the accounting year for which the bank proposes to declare dividend;

•	Net NPA’s are less than 3%;

•	The bank has complied with the provisions of Sections 15 and 17 of the Banking Regulation Act, 1949;

•	The bank should comply with the prevailing regulations/ guidelines issued by RBI, including creating adequate provisions for impairment of assets and staff retirement benefits, transfer of profits to Statutory Reserves and Investment Fluctuation Reserve, etc.; and

•	The RBI has not placed any explicit restrictions on the bank for declaration of dividend.

Banks, which comply with the above prudential requirements, can pay dividends without obtaining prior approval of the RBI, subject to compliance with the following conditions:

•	Dividend payout ratio [calculated as a percentage of “dividend payable in a year” (excluding dividend tax) to “net profit during the year”] should not exceed 33.33%. Whilst calculating the net profit, any extraordinary items should be excluded;

•	Dividend should be payable out of the current year’s profits; and

•	If the financial statements for which dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted whilst calculating the dividend payout ratio.

Prior to the above guidelines, a prior approval of the RBI was required for a dividend payment above 25% of par value of a company’s shares or for an interim dividend payment.

   Restriction on Share Capital and Voting Rights

     Banks can issue only ordinary shares. Banks incorporated before January 15, 1937 can also issue preference shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 10% of total voting rights of all the shareholders of the banking company.

     RBI has recently issued draft guidelines for the ownership and governance in private sector banks. The objective of the draft guidelines is to have a regulatory road map for ownership and governance in private sector banks in the interests of the depositors and financial stability. The underlying thread of the draft guidelines is to ensure that the ultimate ownership and control of banks is well diversified, banks are owned and managed by ‘fit and proper’ persons/entities and well capitalized and that the processes are transparent and fair. The guidelines propose that the minimum capital of all private sector banks should be a minimum of Rs. 3.0 billion within three years. An investment by any category of investors greater than 5 percent in a private sector bank shall have to meet the ‘fit and proper’ criteria prescribed by the RBI. The guidelines propose that no single entity or group of related entities should have shareholding or control, direct or indirect, in excess of 10 per cent of paid up capital of a private sector bank. Any private sector bank or a foreign bank with a presence in India will not be allowed to hold shares above 5 per cent of the paid up capital of the investee private sector bank.

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

   Regulatory Reporting and Examination Procedures

     The RBI is empowered under the Banking Regulation Act to inspect a bank. The RBI monitors prudential parameters at quarterly intervals. The results of these inspections are provided to the bank, but are required by law to be kept confidential. To this end and to enable off-site monitoring and surveillance by the RBI, the banks are required to report to the RBI on financial and operating measures such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited balance sheet/statement of income

•	asset quality;

•	concentration of exposures;

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

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

     Keeping in view the emerging scenario under the Basel II accord and the need to allocate supervisory resources in accordance with the risk profile of banks, RBI intends to switch over from micro regulation to Risk Based Supervision (RBS). RBI has recently conducted a pilot study of select banks under RBS and has developed and circulated to the banks detailed standardized Risk Profile Templates for different business areas to be used by banks for undertaking self assessment of the risks to which they are exposed.

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

     RBI has issued guidelines relating to salary and other remuneration payable to the Chairman, Managing Director and Whole Time Directors of new Private Sector Banks. Pursuant to the guidelines, the RBI has permitted banks to fix the performance bonus payable to the Managing Director/Whole Time Directors on either of the two criteria:

(a)	up to a maximum of 25% of the salary; or

(b)	the average bonus paid to the officers/employees. The average bonus paid to officers/employees is calculated by dividing the total salary bill by the total bonus paid to them.

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

Regulations Relating to Setting up of Off-shore Banking Units

     The Government of India introduced Special Economic Zones (SEZs) with a view to providing an internationally competitive and a hassle-free environment for export production. Offshore Banking Units (OBUs) have been permitted to be set up in SEZs. These units would be virtually foreign branches of Indian banks but located in India. These OBUs, inter alia, would be exempted from cash reserve requirements and would be able to provide finance to SEZ units and SEZ developers at international rates of interest.

Finance Act 2004

     The recent Finance Act 2004 made some changes in the tax laws, which may have an effect on our business. The statutory tax rates ( including surcharge and cess ) for companies has marginally increased from 35.875% in fiscal year ended March 2004 to 36.59% for the fiscal ended March 2005. The Finance Act 2004 has introduced an educational cess of 2 percent on all taxes. The Finance Act 2004 also

•	Exempted from taxation, long-term capital gains arising from transfer of shares or units of an equity oriented mutual fund on a recognized stock exchange in India from a date to be notified and such transaction of sale is chargeable to Securities Transaction Tax (STT).

•	Reduced the rate of taxation on short term capital gains rising from transfer of shares or units of an equity oriented mutual fund on a recognized stock exchange in India from a date to be notified.

•	Withdraws the exemption of tax deduction at source on interest on FCNR/NRE/RFC deposits with effect from April 1, 2005.

•	Service tax of 10.2% (including the education cess of 2%) has been applied to fees and charges on core banking activities such as issue of payorder, demand drafts, letter of credit, bank guarantees, safe deposit charges, operation of bank accounts etc.

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

     Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

•	Under the foreign direct investment route, foreign investors may own our equity shares only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis;

•	Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs or GDRs, subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. With a view to liberalizing the operational procedures, the government of India’s Ministry of Finance and the RBI have granted a general approval to ADS or GDR issues, subject to specified restrictions; and

•	Under the portfolio investment route, foreign institutional investors, subject to registration with the Securities and Exchange Board of India and the RBI, non-resident Indians, subject to a resolution of the Board of Directors and a special resolutions of the shareholder; may be permitted to own in the aggregate up to 49% of our equity shares that are not represented by ADSs or GDRs; no single foreign institutional investor may own more than 10% of our equity shares and no single non-resident Indian may own more than 5% of our total equity shares.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HDFC Bank Limited:

     We have audited the accompanying balance sheets of HDFC Bank Limited (the “Bank”) as of March 31, 2003 and 2004, and the related statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2004. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of HDFC Bank Limited as of March 31, 2003 and 2004, and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     As described in Note 2 (a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted for banks in India, which form the basis of the Bank’s general purpose financial statements.

/s/ DELOITTE HASKINS & SELLS

CHARTERED ACCOUNTANTS
Mumbai, India
April 16, 2004

HDFC BANK LIMITED
BALANCE SHEETS
As of March 31, 2003 and 2004

	As of March 31,
	2003		2004		2004
	(In millions)
ASSETS:
Cash and cash equivalents	Rs.	23,944.9	Rs.	33,010.4	US$	760.6
Term placements		7,747.4		3,565.2		82.1
Investments held for trading, at market		3,976.1		6,233.8		143.6
Investments available for sale, at market		98,929.2		133,274.6		3,070.8
Investments held to maturity, at amortized cost		38,426.7		36,368.4		838.0
Securities purchased under agreements to resell		—		19,950.0		459.7
Loans (net of allowance of Rs. 1,866.7 and Rs. 3,494.3, respectively)		118,299.9		177,681.1		4,094.0
Accrued interest receivable		6,283.8		4,178.7		96.3
Property and equipment		5,277.5		6,169.1		142.1
Other assets		8,955.2		6,404.3		147.7

Total assets	Rs.	311,840.7	Rs.	426,835.6	US$	9,834.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities
Interest-bearing deposits	Rs.	174,250.4	Rs.	215,710.8	US$	4,970.3
Non-interest bearing deposits		49,509.6		88,351.2		2,035.7

Total deposits		223,760.0		304,062.0		7,006.0
Securities sold under repurchase agreements		4,600.0		—		—
Short-term borrowings		21,579.6		24,064.2		554.5
Accrued interest payable		6,897.3		4,165.4		96.0
Long-term debt		2,116.0		6,086.0		140.2
Accrued expenses and other liabilities		26,774.7		57,242.2		1,318.9

Total liabilities	Rs.	285,727.6	Rs.	395,619.8	US$	9,115.6

Contingencies (See Note 25)		—		—		—

Shareholders’ equity:
Equity shares: par value—Rs. 10 each; authorized 450,000,000 shares; issued and outstanding 279,718,938 shares and 282,844,438 shares, respectively		2,797.2		2,828.4		65.2
Additional paid in capital		11,758.9		12,527.3		288.6
Advance received pending allotment of shares		146.5		125.5		2.9
Retained earnings		6,532.1		9,057.1		208.7
Statutory reserve		3,249.9		4,523.7		104.2
Deferred stock based compensation		(60.2)		(374.6)		(8.6)
Accumulated other comprehensive income		1,688.7		2,528.4		58.3

Total shareholders’ equity		26,113.1		31,215.8		719.3

Total liabilities and shareholders’ equity	Rs.	311,840.7	Rs.	426,835.6	US$	9,834.9

See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF INCOME
For each of the years ended March 31, 2002, 2003 and 2004

	Years ended March 31,
	2002		2003		2004		2004
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	6,130.7	Rs.	7,805.3	Rs.	11,705.0	US$	269.7
Trading account		218.7		478.9		289.6		6.7
Securities, including dividend		7,947.7		9,907.2		11,487.3		264.7
Other		2,150.9		1,233.4		1,109.6		25.5

Total interest revenue		16,448.0		19,424.8		24,591.5		566.6

Interest expense:
Deposits		9,158.5		10,508.5		10,279.2		236.8
Short-term borrowings		1,328.1		1,032.9		1,435.9		33.1
Long-term debt		275.9		237.8		268.0		6.2

Total interest expense		10,762.5		11,779.2		11,983.1		276.1

Net interest revenue		5,685.5		7,645.6		12,608.4		290.5
Allowance for credit losses, net		451.6		741.5		2,343.4		54.0

Net interest revenue after allowance for credit losses		5,233.9		6,904.1		10,265.0		236.5

Non-interest revenue, net:
Fees and commissions		1,620.5		2,306.4		3,140.7		72.4
Trading account gains, net		600.9		507.8		396.8		9.1
Realized (losses)/gains on sales of available for sale securities, net		344.4		721.7		(48.3)		(1.1)
Foreign exchange transactions		391.4		445.3		740.0		17.1
Derivative transactions		249.7		379.1		443.9		10.2
Other, net		8.2		37.0		24.5		0.6

Total non-interest revenue, net		3,215.1		4,397.3		4,697.6		108.3

Total revenue, net		8,449.0		11,301.4		14,962.6		344.8

Non-interest expense:
Salaries and staff benefits		1,184.6		1,661.2		2,154.0		49.6
Premises and equipment		913.8		1,343.6		1,828.5		42.1
Depreciation and amortization		675.7		1,052.4		1,254.9		28.9
Administrative and other		1,421.9		2,000.7		3,131.9		72.2

Total non-interest expense		4,196.0		6,057.9		8,369.3		192.8

Income before income tax		4,253.0		5,243.5		6,593.3		152.0
Income tax		1,294.6		1,729.7		1,838.8		42.4

Net income	Rs.	2,958.4	Rs.	3,513.8	Rs.	4,754.5	US$	109.6

Per share information: (see note 28)
Earnings per equity share—basic	Rs.	11.10	Rs.	12.57	Rs.	16.87	US$	0.39
Earnings per equity share—diluted	Rs.	11.04	Rs.	12.51	Rs.	16.70	US$	0.38
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	33.30	Rs.	37.71	Rs.	50.61	US$	1.17
Earnings per ADS—diluted	Rs.	33.12	Rs.	37.53	Rs.	50.10	US$	1.15

See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF CASH FLOWS
For each of the years ended March 31, 2002, 2003 and 2004

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Cash flows from operating activities:
Net income	Rs.	2,958.4	Rs.	3,513.8	Rs.	4,754.5	US$	109.6
Adjustment to reconcile net income to net cash provided by operating activities
Allowance for credit losses		451.6		741.5		2,343.4		54.0
Depreciation and amortization		675.7		1,052.4		1,254.9		28.9
Amortization of deferred stock based compensation		89.8		138.0		135.1		3.1
Amortization of deferred acquisition costs		46.7		66.3		405.4		9.3
Amortization of investments		499.2		761.6		1,489.6		34.3
Provision for deferred income taxes		(105.6)		(102.8)		(588.4)		(13.5)
Provision made for guarantees		—		—		112.7		2.6
Gain on securitization of loans		—		—		123.8		2.9
Accrued interest income		(1,774.1)		(2,199.9)		2,105.1		48.5
Net realized (gain)/loss on sale of available for sale securities		(344.4)		(721.7)		48.3		1.1
Accrued interest expense		1,214.8		2,718.6		(2,731.9)		(62.9)
Loss/(gain) on disposal of property and equipment, net		8.1		(10.8)		4.4		0.1
Net change in:
Other assets		347.5		(2,406.2)		2,113.7		48.7
Other liabilities		4,340.9		11,075.2		30,945.6		713.0
Trading account assets		(3,837.6)		(138.5)		(2,257.7)		(52.0)

Net cash provided by operating activities		4,571.0		14,487.5		40,258.50		927.7

Cash flows from investing activities:
Net change in term placements		—		(7,747.4)		4,182.2		96.4
Activity in available for sale securities:
Purchases		(300,993.8)		(382,916.3)		(265,970.2)		(6,128.3)
Proceeds from sales		243,462.6		341,254.1		209,229.1		4,820.9
Maturities, prepayments and calls		25,514.1		24,209.6		22,626.0		521.3
Activity in held to maturity securities:
Purchases		(23,281.5)		(56,274.0)		(78,592.0)		(1,810.9)
Maturities, prepayments and calls		10,213.3		52,896.0		79,721.9		1,836.9
Net change in repos and reverse repos		(722.7)		6,779.6		(24,550.0)		(565.7)
Proceeds from loans securitized		—		—		5,917.4		136.3
Increase in loans originated, net of principal collections		(20,897.3)		(47,512.5)		(67,765.8)		(1,561.5)
Additions to property and equipment		(1,682.6)		(2,533.5)		(2,143.9)		(49.4)
Proceeds from sale or disposal of property and equipment		101.0		16.2		24.9		0.6

Net cash used in investing activities		(68,286.9)		(71,828.2)		(117,320.4)		(2,703.4)

Cash flows from financing activities:
Net increase in deposits		59,957.0		47,221.9		80,302.0		1,850.3
Net increase/(decrease) in short-term borrowings		4,929.1		(20.7)		2,484.6		57.2
Proceeds from issuance of long-term debt		—		—		4,000.0		92.2
Repayments of long-term debt		(62.7)		(41.9)		(30.0)		(0.7)
Proceeds from issuance of equity shares and ADSs		7,890.6		86.7		203.6		4.7
Proceeds from applications received for shares pending allotment		—		146.5		125.5		2.9
Payment of dividends and dividend tax		(528.6)		(697.5)		(958.3)		(22.0)

Net cash provided by financing activities		72,185.4		46,695.0		86,127.4		1,984.6

Net change in cash		8,469.5		(10,645.7)		9,065.5		208.9
Cash and cash equivalents, beginning of year		26,121.1		34,590.6		23,944.9		551.7

Cash and cash equivalents, end of year	Rs.	34,590.6	Rs.	23,944.9	Rs.	33,010.4	US$	760.6

Supplementary cash flow information:
Interest paid	Rs.	9,547.7	Rs.	9,183.4	Rs.	14,819.5	US$	341.5
Income taxes paid	Rs.	1,487.0	Rs.	2,374.7	Rs.	2,843.9	US$	65.5
Supplementary information on non cash transactions:
Investments transferred from available for sale to held to maturity category	Rs.	22,627.0	Rs.	—	Rs.	—	US$	—
Investments transferred from held to maturity to available for sale category	Rs.	—	Rs.	450.0	Rs.	4.9	US$	0.1
Investments transferred from trading to available for sale category	Rs.	—	Rs.	1,162.3	Rs.	—	US$	—

See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY
For each of the years ended March 31, 2002, 2003 and 2004

						Advance
						received								Accumulated
		Equity		Additional		pending						Deferred		other		Total
	Number of	share		paid in		allotment		Retained		Statutory		stock based		comprehensive		Shareholders’
	equity shares	capital		capital		of shares		Earnings		reserve		compensation		income (loss)		equity
	(In millions, except for equity shares)
Balance at March 31, 2001	239,738,286	Rs.	2,397.3	Rs.	3,957.2	Rs.	—	Rs.	2,997.6	Rs.	1,538.3	Rs.	(63.7)	Rs.	(66.9)	Rs.	10,759.8
Shares issued upon exercise of options	1,875,900		18.8		68.3												87.1
Shares issued as ADSs upon IPO in the United States (See Note 20)	37,418,652		374.2		7,429.3												7,803.5
Transfer to statutory reserve									(742.6)		742.6						—
Dividends, including dividend tax									(528.6)								(528.6)
Stock options issued					224.3								(224.3)				—
Amortization of deferred stock based compensation													89.8				89.8

Sub Total	279,032,838		2,790.3		11,679.1		—		1,726.4		2,280.9		(63.2)		(66.9)		18,211.6

Net income									2,958.4								2,958.4
Unrealized gain on available for sale securities, net															890.9		890.9

Sub Total	—		—		—		—		2,958.4		—		—		890.9		3,849.3

Balance at March 31, 2002	279,032,838		2,790.3		11,679.1		—		4,684.8		2,280.9		(198.2)		824.0		22,060.9

Shares issued upon exercise of options	686,100		6.9		79.8												86.7
Dividends, including dividend tax									(697.5)								(697.5)
Advance paid pending allotment of shares							146.5										146.5
Amortization of deferred stock based compensation													138.0				138.0
Transfer to statutory reserve									(969.0)		969.0						—

Sub Total	279,718,938		2,797.2		11,758.9		146.5		3,018.3		3,249.9		(60.2)		824.0		21,734.6

Net income									3,513.8								3,513.8
Unrealized gain on available for sale securities, net															864.7		864.7

Sub Total	—		—		—		—		3,513.8		—		—		864.7		4,378.5

Balance at March 31, 2003	279,718,938		2,797.2		11,758.9		146.5		6,532.1		3,249.9		(60.2)		1,688.7		26,113.1

Shares issued upon exercise of options	3,125,500		31.2		318.9		(146.5)										203.6
Stock options granted					449.5								(449.5)				—
Dividends, including dividend tax									(955.7)								(955.7)
Advance paid pending allotment of shares							125.5										125.5
Amortization of deferred stock based compensation													135.1				135.1
Transfer to statutory reserve									(1,273.8)		1,273.8						—

Sub Total	282,844,438		2,828.4		12,527.3		125.5		4,302.6		4,523.7		(374.6)		1,688.7		25,621.6

Net income									4,754.5								4,754.5
Unrealized gain on available for sale securities, net															839.7		839.7

Sub Total	—		—		—		—		9,057.1		—		—		839.7		5,594.2

Balance at March 31, 2004	282,844,438	Rs.	2,828.4	Rs.	12,527.3	Rs.	125.5	Rs.	9,057.1	Rs.	4,523.7	Rs.	(374.6)	Rs.	2,528.4	Rs.	31,215.8

Balance at March 31, 2004		US$	65.2	US$	288.6	US$	2.9	US$	208.7	US$	104.2	US$	(8.6)	US$	58.3	US$	719.3

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

     The Bank’s largest shareholder is HDFC Limited, who controls 24.2% of the Bank’s equity. The India Private Equity Fund (Mauritius) and Indocean Financial (Holding) Ltd., both funds advised by Indocean Chase Capital Advisors (the Indian affiliate of J.P. Morgan Partners), have a combined stake of 5.5% of the Bank’s equity. The balance of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

     The Bank provides a wide range of traditional banking and financial services including corporate lending, trade finance, cash management, corporate finance advisory services, foreign exchange, retail lending, credit cards, bullion sale and custodial and depositary services. In addition, the Bank trades in debt and equity securities and derivatives on its own account.

2. Summary of Significant Accounting Policies

a. Basis of presentation and consolidation

     The Bank does not have any subsidiaries. Entities where the Bank controls between 20% to 50% of the voting stock of the investee company are considered affiliates and are accounted for using the equity method.

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively Indian GAAP), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses; valuation of investments; accounting for: deferred income taxes, stock based compensation, retirement benefits and affiliates, loan origination fees, and the presentation and format of the financial statements and related notes.

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

     Where the management makes a determination that an HTM security’s credit rating has been irrevocably downgraded, and continued holding it to maturity is likely to result in increased losses, it transfers the security to AFS, pending its disposal at the best available price, as permitted by SFAS No. 115.

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

     Loans are reported at the principal amount outstanding, inclusive of interest accrued and due. Interest is accrued on the unpaid principal balance and is included in interest income. Loans are placed on “non-accrual” status when interest or principal payments are past due, at which time no further interest is accrued and overdue interest is written off against interest income. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. For the years ended March 31, 2002 and 2003, loans were place on “non-accrual” status when interest or principal payments were two quarters past due, and to the extent that interest was accrued on loans that were more than one quarter overdue but not yet considered for “non accrual” status, the Bank considered the collectibility as a part of the allowance for credit losses. In accordance with RBI guidelines with effect from March 31, 2004, loans are placed on ‘non-accrual’ status when interest or principal payments are one quarter overdue.

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

     With effect from April 1, 2003, the Bank also establishes an unallocated allowance for non homogenous standard loans based on the overall portfolio quality, asset growth, economic condition and other risk factors.

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

     Retail loans other than loans made with shares as collateral are comprised of large groups of smaller balance homogeneous loans. Such loans are collectively evaluated for impairment and an unallocated allowance is established using a historical default rate determined separately for each class of loan. The Bank does not separately identify individual retail consumer loans for impairment disclosures. Additionally, the Bank provides a specific allowance for loan losses for retail loans that have payment arrears of one quarters or more (two quarters or more for years ended March 31, 2002 and 2003) in an amount equivalent to the outstanding principal and interest balance.

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

i. Sales of Receivables

     HDFC Bank sells finance receivables to special purpose entities (SPEs) in securitization transactions. Recourse is in the form of the Company’s investment in subordinated securities issued by these SPEs and cash collateral. In accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, the receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Company. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

     Gains or losses from the sale of receivables are recognized in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing by the Company.

     Fair Values are determined based on the present value of expected future cash flows, using the best estimates of key assumptions such as prepayment rates, credit losses and discount rates, commensurate with the risk involved.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

j. Property and equipment

     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of fixed assets on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Buildings	1.61%
Leasehold improvements	Over the period of lease
ATMs	12.50%
VSAT terminals	10.00%
Office equipment	16.21%
Computer equipment	33.33%
Motor cars	25.00%
Software	25.00%

k. Impairment or disposal of long lived assets

     Whenever events or circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Bank subjects such long lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Bank recognizes an impairment loss estimated as the difference between carrying value and the net realizable value.

l. Foreclosed or repossessed assets

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

m. Income tax

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

n. Financial instruments

     The Bank enters into forward exchange contracts and currency swaps with its corporate clients (See below in Note 2(x)).

     The Bank also enters into interest rate swaps with its corporate clients as well as for trading purposes. Interest rate swaps are accounted for at their fair value based on the yield curve of the transaction with changes in fair value recognized in earnings.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

o. Retirement benefits

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

   Provident fund

     In accordance with Indian law, all employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of employee’s salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that in case of employees who receive a salary of up to Rs. 6,500 (specified employees) the Bank contributes at a determined rate (currently 8.33% of the employees salary) out of the aforesaid contribution of the employer, to the Pension Scheme administered by the Regional Provident Fund Commissioner (RPFC). Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and any shortfall between the government specified rate and the rate at which employees are credited, and recognizes such contributions as an expense in the year incurred.

p. Revenue recognition

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

     The Bank amortizes the annual fees on credit cards over the contractual period of the fees.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

q. Foreign currency transactions

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

r. Stock Based Compensation

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

s. Debt issuance costs

     Issuance costs of long-term debt are amortized over the tenure of the debt.

t. Dividends

     Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act requires the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve. Accordingly, the net income reported in these financial statements may not be fully distributable. As of March 31, 2004, the amount available for distribution is Rs. 1,000.5 million. Dividends for the years ended March 31, 2002, 2003 and 2004 were Rs. 2.50, Rs. 3.00 and Rs. 3.50 per equity share, respectively.

u. Earnings per share

     The Bank reports basic and diluted earnings per equity share in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per equity share has been computed by dividing net income by the weighted average number of equity shares outstanding for the period. For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their options as issued shares even if the administrative formalities of allocating equity shares have not been completed. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method for options, except where the result would be anti dilutive. The Bank also reports basic and diluted earnings per ADS, where each ADS represents three equity shares. Earnings per ADS have been computed as earnings per equity share multiplied by the number of equity shares per ADS. A reconciliation of the number of shares used in computing earnings per share has been provided in Note 28.

v. Comprehensive Income

     The Bank reports comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Unrealized gains and losses on available for sale securities along with net income are components of comprehensive income.

w. Segment information

     The Bank operates in three segments, namely wholesale banking, retail banking and treasury services. Segment-wise information has been provided in Note 24.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

x. Derivative Financial Instruments

     The Bank adopted SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No 133, with effect from April 1, 2001 and SFAS 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities, that amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS.133, with effect from June 30, 2003. In doing so, the Bank did not incur any transition adjustments to earnings.

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

     The Bank enters into rupee interest rate swaps for trading purposes. The Bank also enters into interest rate currency swaps and interest rate swaps in foreign currency cash flows as customer accommodations and lays these off in the inter-bank market. Such contracts are carried on the balance sheet at fair value, determined based on market quotations.

y. New Accounting Pronouncements

     In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes classification and measurement standards for certain financial instruments with characteristics of both liabilities and equity, and requires that such financial instrument, if previously classified as equity, be now classified as a liability. The standard is effective for instruments entered into or modified after May 31, 2003, and pre-existing instruments as of the beginning of the first interim period that commenced after June 15, 2003. The Bank does not have any such financial instruments at present.

     In December 2003, FASB revised FIN 46 “Consolidation of Variable Interest Entities”. FIN 46 establishes consolidation criteria for entities for which “ Control” is not easily discernable from ownership of voting shares. FIN 46 provides guidance for identifying entities where indirect “control” exists and requires that their assets, liabilities and results of the activities should be included in the consolidated financial statements of the controlling entity. The interpretation is effective for the Bank no later than the end of the first reporting period that ends after December 15, 2003. The Bank does not have any interests in variable interests entities.

     In December 2003, AcSec issued Statement of Position (or SOP) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in a loan/debt security acquired in a transfer, if those differences are attributable , at least in part, to credit quality. It limits the yield that may be accreted to the excess of the investor’s estimate of undiscounted expected cash flows over the initial investment in the loan/debt security. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with earlier adoption encouraged.

     Neither of these above interpretation/standards are expected to have a material impact on the results of operations, financial position or cash flows of the bank when adopted.

z. Convenience Translation

     The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2004 have been translated into US dollars at US$1.00 = Rs. 43.40 based on the noon buying rate for cable transfers on March 31, 2004 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

aa. Reclassifications

     Certain amounts in fiscal 2002 and fiscal 2003 have been reclassified to conform to the presentation in the fiscal 2004. These reclassifications have no effect on the stockholders’ equity or net income as previously reported.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

3. Cash and cash equivalents

     Cash and cash equivalents as of March 31, 2003 and 2004 include balances of Rs. 19,152.8 million and Rs. 22,877.9 million, respectively, maintained with the RBI for meeting the Bank’s cash reserve ratio requirement. This balance is subject to withdrawal and usage restrictions.

4. Term placements

     Term placements comprises of placements with banks and financial institution in the ordinary course of business. These placements have remaining maturities for periods between 3 months and 6 years.

5. Investments, held for trading

     The portfolio of trading securities at March 31, 2003 and 2004 is as follows:

	As of March 31, 2003
			Gross	Gross
	Amortized		unrealized	unrealized		Fair
	cost		gains	losses		Value
	(In millions)
Government of India securities	Rs.	3,783.4	—	Rs.	36.6	Rs.	3,746.8
Securities issued by Government of India sponsored institutions		37.0	—		5.4		31.6
Debentures		207.4	—		9.7		197.7

Total	Rs.	4,027.8	—	Rs.	51.7	Rs.	3,976.1

	As of March 31, 2004
			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		Value
	(In millions)
Government of India securities	Rs.	4,244.2	Rs.	25.0	Rs.	—	Rs.	4,269.2
Securities issued by Government of India sponsored institutions		1,483.6		—		13.7		1,469.9
Corporate Bonds		153.0		—		—		153.0
Debentures		350.0		1.1		9.4		341.7

Total	Rs.	6,230.8	Rs.	26.1	Rs.	23.10	Rs.	6,233.8

Total	US$	143.7	US$	0.6	US$	0.5	US$	143.6

     Interest and dividends on trading securities and gross realized gains and gross realized losses from sales of such securities are set out below:

	Year ended March 31,
	2002		2003		2004		2004
	(In millions)
Gross realized gains on sale	Rs.	680.3	Rs.	793.4	Rs.	587.1	US$	13.5
Gross realized losses on sale		(79.4)		(285.6)		(190.3)		(4.4)
Dividends and interest		218.7		478.9		289.6		6.7

Total	Rs.	819.6	Rs.	986.7	Rs.	686.4	US$	15.8

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

6. Investments, available for sale

     The portfolio of available for sale securities at March 31, 2003 and 2004 is as follows:

	As of March 31, 2003
			Gross		Gross
	Amortized		unrealized		Unrealized		Fair
	cost		gains		Losses		value
	(In millions)
Government of India securities	Rs.	45,128.6	Rs.	782.3	Rs.	19.1	Rs.	45,891.8
Securities issued by Government of India sponsored institutions		17,545.8		1,581.9		125.8		19,001.9
State government securities		21.0		2.5		—		23.5
Securities issued by state government sponsored institutions		514.2		38.2		6.5		545.9
Credit substitutes (See Note 8)		10,973.6		178.4		49.6		11,102.4
Corporate bonds		324.2		3.8		4.8		323.2

Fixed maturity investments		74,507.4		2,587.1		205.8		76,888.7
Mortgage backed securities		4,650.6		86.2		—		4,736.8
Asset backed securities		14,538.6		375.8		62.6		14,851.8
Equity securities		148.8		23.5		3.1		169.2
Mutual fund units		2,311.8		7.5		36.6		2,282.7

Total	Rs. 96,157.2		Rs.	3,080.1	Rs.	308.1	Rs. 98,929.2

	As of March 31, 2004
			Gross		Gross
	Amortized		unrealized		Unrealized		Fair
	cost		gains		Losses		value
	(In millions)
Government of India securities	Rs.	63,252.8	Rs.	1,407.9	Rs.	37.3	Rs.	64,623.4
Securities issued by Government of India sponsored institutions		22,495.8		1,970.1		97.9		24,368.0
State government securities		282.2		19.0		0.1		301.1
Securities issued by state government sponsored institutions		47.7		0.5		—		48.2
Credit substitutes (See Note 8)		7,812.3		136.0		2.3		7,946.0
Corporate Bonds		198.9		0.1		0.9		198.1

Fixed maturity investments		94,089.7		3,533.6		138.5		97,484.8
Mortgage backed securities		8,878.7		275.3		—		9,154.0
Asset backed securities		19,978.4		593.2		13.1		20,558.5
Equity securities		180.9		26.5		2.0		205.4
Mutual fund units		6,045.4		12.4		185.9		5,871.9

Total	Rs.	129,173.1	Rs.	4,441.0	Rs.	339.5	Rs.	133,274.6

Total	US$	2, 976.3	US$	102.3	US$	7.8	US$	3,070.8

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     The aggregate fair values of securities carrying an unrealized loss of Rs. 339.5 million is Rs. 13,788.3 million.

     The contractual residual maturity of fixed maturity available for sale securities as of March 31, 2004 is set out below:

	As of March 31, 2004
	Amortized cost		Fair value		Fair value
	(In millions)
Within one year	Rs.	18,949.0	Rs.	19,219.4	US$	442.8
Over one year through five years		42,364.0		44,045.5		1,014.9
After five years through ten years		30,537.0		31,930.0		735.7
Over ten years		2,239.8		2,289.9		52.8

Total	Rs.	94,089.7	Rs.	97,484.8	US$	2,246.2

     Available for sale investments of Rs. 45,915.3 million and Rs. 64,924.5 million as of March 31, 2003 and 2004, respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.

     Interest and dividends on available for sale securities and gross realized gains and gross realized losses from sales of such securities are set out below:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Gross realized gains on sale	Rs.	484.9	Rs.	991.4	Rs.	710.3	US$	16.4
Gross realized losses on sale		(140.5)		(269.7)		(758.6)		(17.5)
Dividends and interest		5,667.4		6,144.0		8,604.8		198.3

Total	Rs.	6,011.8	Rs. 6,865.7		Rs.	8,556.5	US$	197.2

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

7. Investments, held to maturity

     The portfolio of held to maturity securities at March 31, 2003 and 2004 is as follows

	As of March 31, 2003
			Gross		Gross
			unrecognized		unrecognized
	Fair		holding		holding		Amortized
	value		gains		losses		Cost
	(In millions)
Government of India securities	Rs.	20,392.6	Rs.	1,145.5	Rs.	7.3	Rs.	19,254.4
Securities issued by Government of India sponsored institutions		562.6		40.7		—		521.9
Credit substitutes (See Note 8)		19,153.1		540.2		37.5		18,650.4

Total	Rs.	40,108.3	Rs.	1,726.4	Rs.	44.8	Rs.	38,426.7

	As of March 31, 2004
			Gross		Gross
			unrecognized		unrecognized
	Fair		holding		holding		Amortized
	value		gains		losses		Cost
	(In millions)
Government of India securities	Rs.	28,424.2	Rs.	1,180.1	Rs.	1.1	Rs.	27,245.2
Securities issued by Government of India sponsored institutions		537.9		26.6		—		511.3
Credit substitutes (See Note 8)		9,095.5		484.5		0.9		8,611.9

Total	Rs.	38,057.6	Rs.	1,691.2	Rs.	2.0	Rs.	36,368.4

Total	US$	877.0		39.0		0.0	US$	838.0

     The contractual residual maturity of fixed maturity held to maturity securities as of March 31, 2004 is set out below:

	As of March 31, 2004
	Fair value		Amortized cost		Amortized cost
	(In millions)
Within one year	Rs.	24,134.8	Rs.	23,957.4	US$	552.0
Over one year through five years		12,011.0		10,892.3		251.0
After five years through ten years		1,911.8		1,518.7		35.0

Total	Rs.	38,057.6	Rs.	36,368.4	US$	838.0

     Held to maturity investments of Rs. 19,254.4 million and Rs. 27,245.2 million as of March 31, 2003 and 2004 respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Interest on held to maturity securities is set out below:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Interest	Rs.	2,280.3	Rs.	3,763.2	Rs.	2,882.5	US$	66.4

Total	Rs.	2,280.3	Rs.	3,763.2	Rs.	2,882.5	US$	66.4

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

     In April, 2003, the Bank transferred securities with a carrying value net of valuation allowance of Rs. Nil, book value of Rs. 4.9 million, from held to maturity category to the available for sale category for reasons permitted by SFAS No. 115, primarily due to downgrades in credit ratings.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

8. Credit Substitutes

     Credit substitutes consist of securities that are negotiated as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other facilities extended to the same customers. The fair values of credit substitutes have been analyzed by type of instrument as of March 31, 2003 and 2004 are as follows:

	As of March 31,
	2003				2004
	Amortized cost		Fair value		Amortized cost		Fair value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	4,963.9	Rs.	5,092.7	Rs.	6,905.6	Rs.	7,039.3
Commercial paper		6,009.7		6,009.7		906.7		906.7

Total	Rs.	10,973.6	Rs.	11,102.4	Rs.	7,812.3	Rs.	7,946.0

Held to maturity credit substitute securities:
Debentures	Rs.	17,806.0	Rs.	18,268.4		7,812.7		8,247.1
Preferred shares		844.4		884.7		799.2		848.4

Total	Rs.	18,650.4	Rs.	19,153.1	Rs.	8,611.9	Rs.	9,095.5

Total credit substitutes, net	Rs.	29,624.0	Rs.	30,255.5	Rs.	16,424.2	Rs.	17,041.5

Total credit substitutes, net					US$	378.4	US$	392.6

     The fair values of credit substitutes have been analyzed as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Performing	Rs.	30,205.5	Rs.	16,946.9	US$	390.4

Impaired—gross balance		104.8		189.3		4.4
Less amounts written off for impairments other than temporary		(54.8)		(94.6)		(2.2)

Impaired credit substitutes, net		50.0		94.7		2.2

Total credit substitutes, net	Rs.	30,255.5	Rs.	17,041.5	US$	392.6

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Impaired credit substitutes as of March 31, 2003 and 2004 have been analyzed as follows:

	As of March 31
	2003		2004		2004
	(In millions)
Gross impaired credit substitutes:
—on accrual status	Rs.	100.0	Rs.	100.0	US$	2.3
—on non-accrual status		4.8		89.3		2.1

Total	Rs.	104.8	Rs.	189.3	US$	4.4

Gross impaired credit substitutes by industry:
—Textiles	Rs.	100.0	Rs.	100.0	US$	2.3
—Oil and gas		4.8		—		—
—Financial institution		—		89.3		2.1

Total	Rs.	104.8	Rs.	189.3	US$	4.4

Average impaired credit substitutes	Rs.	104.8	Rs.	147.1		3.4

Interest foregone on impaired credit substitutes	Rs.	3.2	Rs.	10.3	US$	0.2

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	12.0	US$	0.3

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	—	Rs.	12.0	US$	0.3

     As of March 31, 2004, the Bank has not committed any additional funds to borrowers whose credit substitutes were impaired.

9. Securities sold under repurchase agreements and securities purchased under resell agreements

     Securities sold under agreements to repurchase are classified as secured borrowings and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2003 and 2004 are Rs. 4,600.0 million and Rs. 0.0 million, respectively. As of March 31, 2004, investments available for sale with a fair value of Rs. nil were pledged as collateral.

     Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2003 and 2004 are Rs. 0.0 million and Rs. 19,950.0 million, respectively.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

10. Loans and Securitization

     Loans analyzed by facility as of March 31, 2003 and 2004 are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Working capital finance	Rs.	42,739.1	Rs.	54,104.5	US$	1,246.6
Term loans		43,005.0		53,819.3		1,240.1
Investment in finance leases		8.3		—		—
Retail loans		34,414.2		73,251.6		1,687.8

Gross loans		120,166.6		181,175.4		4,174.5
Less: Allowance for credit losses		1,866.7		3,494.3		80.5

Total	Rs.	118,299.9	Rs.	177,681.1	US$	4,094.0

     The contractual residual maturity of gross loans as of March 31, 2004 is set out below:

	As of March 31, 2004
	Working				Investment
	Capital		Term		in finance		Retail
	Finance		loans		Leases		loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	45,234.5	Rs.	33,196.4		—	Rs.	27,560.8	Rs.	105,991.7
Over one year through five years		8,870.0		17,202.3		—		45,512.2		71,584.5
After five years through ten years		—		3,420.6		—		178.6		3,599.2

Total Gross loans	Rs.	54,104.5	Rs.	53,819.3	Rs.	—	Rs.	73,251.6	Rs.	181,175.4

Total Gross loans	US$	1,246.6	US$	1,240.1	US$	—	US$	1,687.8	US$	4,174.5

     Gross loans analyzed by performance are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Performing	Rs.	117,799.0	Rs.	178,182.8	US$	4,105.5
Impaired		2,367.6		2,992.6		69.0

Total Gross loans	Rs.	120,166.6	Rs.	181,175.4	US$	4,174.5

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

The Bank entered into securitization transaction for the first time in fiscal 2004. The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to SPE’s for sales that were completed during the year ended March 31, 2004:

	For the years ended March 31,
	2004		2004
	(In millions)
Gross proceeds from new securitizations	Rs.	5,917.4	US$	136.3
Less: Fair value of finance receivables derecognized		5,772.0		133.0
Less: Estimated costs of servicing		21.6		0.4

Pre-tax gains on securitizations	Rs.	123.8		2.9

Cash flow information
Collections against securitized receivables		682.1		15.7
Payments made to SPEs		264.4		6.1
Cash flows on retained interests		21.1		0.5

Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2004 as of the dates of such sales were as follows:

For the year
ended March 31,
2004
Key assumptions: (rates per annum)
Annual prepayment rate	0.2%
Expected credit losses	0.7%

Credit losses and prepayment losses are estimated on the basis of historical losses as a percentage to the gross loans disbursed on a similar portfolio.

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables at March 31, 2004 to immediate 10% and 20% changes in those assumptions:

	As of March 31, 2004
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	2.0	US$	0.1
Impact of 20% adverse change		4.0		0.1
Expected credit losses:
Impact of 10% adverse change		2.4		0.1
Impact of 20% adverse change		4.9		0.1

The discount rate used for the valuation of retained interests is the rate of return to the transferees of the various pools of securitized receivables and, therefore, is not subject to change. Weighted average life in years of the securitized receivables is also not subject to change except in case of a change in the prepayment rate assumption. Consequently, the above sensitivity analysis does not include the impact on the estimated fair values of the retained interests due to adverse change in the weighted average life in years and the discount rate.

These sensitivities are hypothetical and should be used with appropriate caution. A 10% change in the assumptions may not result in lineally proportionate changes in the fair values of retained interests. Adverse changes assumed in the above analysis and the resultant change in the fair values of retained interests are calculated independent of each other. In reality, any change in one factor may cause change in the other factors.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Impaired loans as of March 31, 2003 and 2004 have been analyzed by facility as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Working capital finance	Rs.	1,482.5	Rs.	1,867.8	US$	43.0
Term loans		810.2		721.3		16.6
Retail loans		74.9		403.5		9.3

Gross impaired loans		2,367.6		2,992.6		69.0
Less: Specific allowance for credit losses		1,684.3		2,722.7		62.7

Impaired loans, net of specific allowance	Rs.	683.3	Rs.	269.9	US$	6.3

Gross impaired loans:
—without valuation allowance	Rs.	683.3	Rs.	269.9	US$	6.3
—with valuation allowance		1,684.3		2,722.7		62.7

Total	Rs.	2,367.6	Rs.	2,992.6	US$	69.0

Gross impaired loans:
—on accrual status	Rs.	51.9		—	US$	—
—on non-accrual status		2,315.7		2,992.6		69.0

Total	Rs.	2,367.6	Rs.	2,992.6	US$	69.0

Gross impaired loans by industry:
—Automotive	Rs.	642.9	Rs.	653.7	US$	15.1
—Electronic machinery		207.8		639.1		14.7
—Iron and steel		437.3		440.4		10.1
—Textiles		372.0		356.2		8.2
—Others (none > than 5% of impaired loans)		707.6		903.2		20.9

Total	Rs.	2,367.6	Rs.	2,992.6	US$	69.0

     Summary information relating to impaired loans as of March 31, 2002, 2003 and 2004 is as follows:

	As of March 31,
	2002		2003		2004		2004
	(In millions)
Average impaired loans, net of allowance	Rs.	511.0	Rs.	609.9	Rs.	476.6	US$	11.6
Cumulative interest foregone on impaired loans	Rs.	325.5	Rs.	334.0	Rs.	274.2	US$	6.3
Interest income recognized on impaired loans	Rs.	27.2	Rs	7.7	Rs.	31.6	US$	0.7
Interest income recognized on impaired loans on a cash basis	Rs.	15.2	Rs.	1.1	Rs.	31.6	US$	0.7

     As of March 31, 2004, the Bank has not committed any additional funds to borrowers whose loans were impaired.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Changes in the allowance for credit losses are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Specific allowance for credit losses, beginning of year	Rs.	1,423.5	Rs.	1,684.3	US$	38.8
Gross provision for credit losses		943.1		2,054.5		47.3
Allowance no longer required due to:
Cash recoveries		(201.6)		(300.3)		(6.9)
Write-offs		(480.7)		(715.8)		(16.5)

Specific allowance for credit losses, end of year	Rs.	1,684.3	Rs.	2,722.7	US$	62.7

Unallocated provision for credit losses, beginning of year	Rs.	182.4	Rs.	182.4	US$	4.2
Additions during the year		—		589.2		13.6

Unallocated provision for credit losses, end of year	Rs.	182.4	Rs.	771.6	US$	17.8

Total allowance for credit losses, end of year	Rs.	1,866.7	Rs.	3,494.3	US$	80.5

     Interest and fees on loans analyzed by facility are as follows:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Working capital finance	Rs.	2,388.2	Rs.	2,861.8	Rs.	2,178.9	US$	50.2
Term loans		2,945.3		2,922.2		3,538.1		81.5
Finance leases		9.8		5.1		—		—
Retail loans		787.4		2,016.2		5,988.0		138.0

Total	Rs.	6,130.7	Rs.	7,805.3	Rs.	11,705.0	US$	269.7

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

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2003 and 2004 the exposures are as follows:

	As of March 31, 2003
			Fair values of
	Gross		credit
Category	loans		substitutes		Total		%
	(In millions, except percentages)
Automotive manufacturers	Rs.	12,096.3	Rs.	1,296.9	Rs.	13,393.2	8.9
Heavy industrial organic chemicals		5,993.2		2,304.9		8,298.1	5.5
Hire purchase		2,307.4		3,569.7		5,877.1	3.9
Fertilizers		3,760.4		1,405.5		5,165.9	3.4
Consumer goods		4,367.4		—		4,367.4	2.9
Petrochemicals, fuel oils, lubricants		3,584.5		663.8		4,248.3	2.8
Cement		1,464.6		2,707.3		4,171.9	2.8
Leasing companies		29.7		4,136.4		4,166.1	2.7
Heavy engineering		2,581.3		1,248.8		3,830.1	2.5
Electrical machinery		1,430.8		1,999.6		3,430.4	2.3
Manufacturing of dairy, bakery, confectionery products		3,091.0		—		3,091.0	2.1
Others (none > than 2%)		79,460.0		10,922.6		90,382.6	60.2

Total	Rs.	120,166.6	Rs.	30,255.5	Rs.	150,422.1	100.0

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2004
			Fair values of
	Gross		credit
Category	loans		substitutes		Total		Total		%
	(In millions, except percentages)
Automotive manufacturers	Rs.	18,541.1	Rs.	829.1	Rs.	19,370.2	US$	446.3	9.8
Heavy engineering		6,050.0		580.9		6,630.9		152.8	3.3
Cement		1,838.5		4,509.8		6,348.3		146.3	3.2
Land transport		5,352.4		—		5,352.4		123.3	2.7
Hire purchase		3,088.8		1,409.7		4,498.5		103.7	2.3
Investment and finance		1,940.8		2,550.5		4,491.3		103.5	2.3
Iron and steel		3,616.6		642.2		4,258.8		98.1	2.1
Telecom		3,744.4		309.6		4,054.0		93.4	2.0
Drugs and pharmaceuticals		3,039.5		974.5		4,014.0		92.5	2.0
Others (none > than 2%)		133,963.3		5,235.2		139,198.5		3,207.3	70.3

Total	Rs.	181,175.4	Rs.	17,041.5	Rs.	198,216.9	US$	4,567.2	100.0

     The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Mumbai comprising 36.1% and 28.0% of the total loan and credit substitute security portfolio as of March 31, 2003 and 2004, respectively. While such borrowers are based in Mumbai, they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Mumbai. Loan and credit substitute exposures as of March 31, 2003 and 2004 based on the region in which the instruments are originated are as follows:

	As of March 31, 2003
			Fair values of
	Gross		credit		Total
Region of origination	Loans		substitutes		exposure		%
	(In millions, except percentages)
Mumbai	Rs.	35,102.1	Rs.	19,149.8	Rs.	54,251.9	36.1
Western region, other than Mumbai		17,374.2		4,321.0		21,695.2	14.4
Northern region		22,825.3		4,053.2		26,878.5	17.9
Eastern region		14,488.1		747.1		15,235.2	10.1
Southern region		30,376.9		1,984.4		32,361.3	21.5

Total	Rs.	120,166.6	Rs.	30,255.5	Rs.	150,422.1	100.0

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2004
			Fair values of
	Gross		credit		Total		Total
Region of origination	loans		substitutes		exposure		exposure		%
	(In millions, except percentages)
Mumbai	Rs.	48,004.4	Rs.	7,451.6	Rs.	55,456.0	US$	1,277.8	28.0
Western region, other than Mumbai		31,246.7		5,664.7		36,911.4		850.5	18.6
Northern region		40,084.5		2,552.7		42,637.2		982.4	21.5
Eastern region		17,872.5		149.3		18,021.8		415.2	9.1
Southern region		43,967.3		1,223.2		45,190.5		1,041.3	22.8

Total	Rs.	181,175.4	Rs.	17,041.5	Rs.	198,216.9	US$	4,567.2	100.0

     The Bank’s exposures to its five largest borrowers as of March 31, 2003 and 2004 are as follows:

	As of March 31, 2003
			Investments
			(including credit		Total
	Loans		Substitutes)		exposure
	(In millions)
Borrower 1	Rs.	—	Rs.	6,242.2	Rs.	6,242.2
Borrower 2		3,000.0		2,594.8		5,594.8
Borrower 3		—		5,244.7		5,244.7
Borrower 4		3,276.5		1,356.6		4,633.2
Borrower 5		—		4,554.7		4,554.7

	As of March 31, 2004
			Investments
			(including credit		Total		Total
	Loans		Substitutes)		Exposure		exposure
	(In millions)
Borrower 5	Rs.	—	Rs.	8,125.2	Rs.	8,125.2	US$	187.2
Borrower 2		—		6,210.3		6,210.3		143.1
Borrower 3		—		6,008.1		6,008.1		138.4
Borrower 6		500		1,974.7		2,474.7		57.0
Borrower 7		1,953.8		—		1,953.8		45.0

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

12. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Land and premises	Rs.	1,933.5	Rs.	2,508.9	US$	57.8
Software and systems		579.5		1,288.7		29.7
Equipment and furniture		5,589.8		6,377.4		146.9

Property and equipment, at cost		8,102.8		10,175.0		234.4
Less: Accumulated depreciation		2,825.3		4,005.9		92.3

Property and equipment, net	Rs.	5,277.5	Rs.	6,169.1	US$	142.1

     Depreciation charged for the years ended March 31, 2002, 2003 and 2004 was Rs. 675.7 million, Rs. 1,052.4 million and Rs. 1,254.9 million respectively.

13. Other assets

     Other assets include the following:

	As of March 31,
	2003		2004		2004
			(In millions)
Checks in the course of collection	Rs.	2,944.5	Rs.	784.1	US$	18.1
Security deposits for leased property		879.0		753.0		17.4
Sundry accounts receivable		2,781.1		1,539.6		35.5
Stamps and Stationery		9.4		16.6		0.4
Bonds and Debentures pending allotment		—		92.5		2.1
Advance tax (net of provision for taxes)		888.6		1,297.8		29.9
Advances to vendors		403.8		180.1		4.1
Advances for capital work in progress		98.8		91.8		2.1
Prepaid expenses		736.6		845.3		19.5
Unrealized gain on foreign exchange transactions		127.1		602.6		13.9
Goodwill arising on the acquisition of TBL, net of						0
amortization and write offs (See Note 2(d))		53.6		53.6		1.2
Other		32.7		147.3		3.5

Total	Rs.	8,955.2	Rs.	6,404.3	US$	147.7

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

14. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2003 and 2004 are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Interest-bearing:
Savings deposits	Rs.	46,631.4	Rs.	78,043.0	US$	1,798.2
Time deposits		127,619.0		137,667.8		3,172.1

Total interest-bearing deposits		174,250.4		215,710.8		4,970.3
Non-interest bearing demand deposits		49,509.6		88,351.2		2,035.7

Total	Rs.	223,760.0	Rs.	304,062.0	US$	7,006.0

     As of March 31, 2003 and 2004, time deposits of Rs. 97,330.0 million and Rs. 95,083.7 million, respectively, have a residual maturity of less than one year. The balance of the deposits mature between one and five years.

     As of March 31, 2003 and 2004, time deposits in excess of Rs. 4.5 million (approximately US$ 100,000) aggregated Rs. 52,077.1 million and Rs. 54,246.8 million, respectively.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

15. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are availed of by the Bank as part of its treasury operations. Short-term borrowings as of March 31, 2003 and 2004 are comprised of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Borrowed in the call market	Rs.	11,767.1	Rs.	10,582.9	US$	243.8
Overdrawn nostro balances		80.4		—		—
Term borrowings from institutions/banks		8,610.0		5,880.0		135.5
Foreign currency borrowings		237.4		6,601.3		152.1
Bills rediscounted		750.0		1,000.0		23.0
Export credit refinanced by the RBI		134.7		—		—

Total	Rs.	21,579.6	Rs.	24,064.2	US$	554.5

Total borrowings outstanding:
Maximum amount outstanding	Rs.	32,221.7	Rs.	52,274.3	US$	1,204.5

Average amount outstanding	Rs.	15,362.9	Rs.	33,040.7	US$	761.3

Weighted average interest rate		6.3%		4.3%		4.3%

16. Long-term debt

Long-term debt as of March 31, 2003 and 2004 is comprised of the following:

	As of March 31,
	2003		2004		2004
	(In millions)
Subordinated debt	Rs.	2,000.0	Rs.	6,000.0	US$	138.3
Capital lease obligations		71.6		44.5		1.0
Term borrowings		44.4		41.5		0.9

Total	Rs.	2,116.0	Rs.	6,086.0	US$	140.2

     The scheduled maturities of long-term debt are set out below:

	As of March 31,
	2004		2004
Due in the year ending March 31:
2005	Rs.	1,057.8	US$	24.4
2006		19.5		0.4
2007		1,003.6		23.1
2008		2.9		0.1
Thereafter		4,002.2		92.2

Total	Rs.	6,086.0	US$	140.2

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Long-term debt as of March 31, 2003 and 2004 includes unsecured non-convertible subordinated debt aggregating Rs. 6,000 million. This debt is subordinate to present and future senior indebtedness of the Bank and qualifies as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. This subordinated debt was privately placed in three tranches, and does not permit prepayment by the Bank. Details are as follows:

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

     The Bank in the current year issued subordinated debts aggregating to Rs. 4,000 million, issued on February 4, 2004 of which Rs. 3,950 million carries a coupon rate of 5.90% and matures in May 2013 and Rs. 50 million carries a coupon rate of 6.0% and matures in May 2016.

     The capital lease obligation was assumed in the acquisition of TBL and is secured by computers, ATMs and VSAT terminals acquired from TBL.

     The term borrowing as of March 31, 2003 and March 31, 2004 consists of a Rs. 27.5 million unsecured loan borrowed from HDFC Limited, a related party, with a coupon rate of 11.5%. Additionally, the Bank has a loan with an unpaid balance of Rs. 16.9 million and Rs.14.0 million as of March 31, 2003 and 2004, respectively, from the Indian Renewable Energy Development Authority. This loan was obtained at a concessional coupon rate of 2.5% and used to finance the purchase of solar power equipment. The loan is secured by a charge on the solar power system in use at the Bank’s central transaction processing facility in Mumbai.

17. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the following:

	As of March 31
	2003		2004		2004
	(In millions)
Bills payable	Rs.	8,511.2	Rs.	36,672.7		845.0
Remittances in transit		12,323.1		13,540.5		312.0
Provisions for expenses		410.6		482.7		11.1
New account deposits		3,242.4		1,752.3		40.4
Deferred income tax payable, net		1,162.3		1,026.8		23.7
Accounts payable		593.5		2,248.9		51.8
Cash margins on guarantees and documentary credits and securities purchased under resell agreements		13.3		969.4		22.3
Unearned income		474.7		398.2		9.2
Liabilities for guarantees		—		112.7		2.6
Other		43.6		38.0		0.8

Total	Rs.	26,774.7	Rs.	57,242.2	US$	1,318.9

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

18. Income taxes

The income tax expense comprises the following:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Current income tax expense	Rs.	1,400.2	Rs.	1,769.6	Rs.	2,427.2	US$	55.9
Deferred income tax benefit		(105.6)		(39.9)		(588.4)		(13.5)

Income tax expense	Rs.	1,294.6	Rs.	1,729.7	Rs.	1,838.8	US$	42.4

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Net income before taxes	Rs.	4,253.0	Rs.	5,243.5	Rs.	6,593.3	US$	152.0
Effective statutory income tax rate		35.70%		36.75%		35.87%		35.87%
Expected income tax expense		1,518.3		1,927.0		2,365.4		54.5
Adjustments to reconcile expected income tax to actual tax expense:
Permanent differences:
Stock based compensation (net of forfeitures)		30.1		50.3		48.5		1.1
Income exempt from taxes		(143.8)		(273.1)		(529.4)		(12.2)
Other, net		(86.4)		6.8		(17.9)		(0.4)
Effect of change in statutory tax rate		(23.6)		18.7		(27.8)		(0.6)

Income tax expense	Rs.	1,294.6	Rs.	1,729.7	Rs.	1,838.8	US$	42.4

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Tax Effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	572.0	Rs.	1,107.5	US$	25.5
Investment income deferred for tax		23.9		178.8		4.1
Minimum alternate tax credit		23.7		23.1		0.5
Other		138.5		141.0		3.3

Deferred tax asset		758.1		1,450.4		33.4

Taxable temporary differences:
Property and equipment		834.6		959.1		22.1
Unrealized gain on available for sale securities arising on the acquisition of TBL		69.9		68.2		1.6
Unrealized gain on securities available for sale		972.1		1,401.7		32.3
Unrealized gain on investments transferred to held to maturity category		34.4		33.5		0.8
Debt issue expenses		9.4		14.7		0.3

Deferred tax liability		1,920.4		2,477.2		57.1

Net deferred tax liability	Rs.	1,162.3	Rs.	1,026.8	US$	23.7

     Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

19. Stock based compensation

     The stock based compensation plans of the Bank are as follows:

Employees Stock Option Scheme:

     The shareholders of the Bank approved Employees’ Stock Option Schemes in January 2000 (Plan ‘A’) and June 2003 (Plan ‘B’) respectively. Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share. The Bank reserved 10 million equity shares, with an aggregate nominal value of Rs. 100 million, for issuance under each Plan.

     Plan ‘A’ provides for the issuance of options at the recommendation of the Compensation Committee of the Board (the “Compensation Committee”) at an average of the daily closing prices on the Mumbai Stock Exchange during the 60 days preceding the date of grant of options, which was the minimum prescribed option price under regulations then issued by the Securities and Exchange Board of India.

     Plan ‘B’ provides for the issuance of options at the recommendation of the Compensation Committee of the Board (the “Compensation Committee”) at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange where there is the highest trading volume during a period of two weeks preceding the said date, which was the minimum prescribed option price under regulations then issued by the Securities and Exchange Board of India.

     Such options vest at the discretion of the Compensation Committee, subject to a maximum vesting not exceeding five years, and the vesting period is notified to optionees at the time the grants are made. Such options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, and is notified to optionees at the time of the grant.

     On February 8, 2002, the Bank granted 1,406,900 options to employees under the Plan A at an option price of Rs. 226.96 each. Such options vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date. The option price computed in accordance with the formula was Rs. 1.91 higher than the closing quoted market price on the date of the grant; accordingly, no stock based compensation arose on these grants.

     On December 26, 2003, the Bank granted 6,823,400 options to employees under the Plan A at an option price of Rs. 358.60 each. Such options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date. The option price computed in accordance with the formula was Rs. 21.20 lower than the closing quoted market price on the date of the grant; accordingly, the Bank recognized aggregate deferred stock based compensation of Rs. 144.6 million, which is being amortized as an expense over the vesting period.

     On March 26, 2004, the Bank granted 2,424,500 options to employees under the Plan A at an option price of Rs. 366.30 each. Such options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date. The option price computed in accordance with the formula was Rs. 8.13 lower than the closing quoted market price on the date of the grant; accordingly, the Bank recognized aggregate deferred stock based compensation of Rs. 19.7 million, which is being amortized as an expense over the vesting period.

     On March 26, 2004, the Bank granted 1,745,100 options to employees under the Plan B at an option price of Rs. 362.90 each. Such options also vest at the rate of 30%, 30% and 40% on each successive anniversary of the grant date. The option price computed in accordance with the formula was Rs. 11.20 lower than the closing quoted market price on the date of the grant; accordingly, the Bank recognized aggregate deferred stock based compensation of Rs. 19.5 million, which is being amortized as an expense over the vesting period.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted
	Years ending March 31,
	2002	2003	2004
Options available to be granted, beginning of year	2,513,600	1,534,200	2,048,300
Equity shares allocated for grant under the plan	—	—	10,000,000
Options granted	(1,406,900)	—	(10,993,000)
Forfeited/lapsed	427,500	514,100	530,500

Options available to be granted, end of year	1,534,200	2,048,300	1,585,800

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2002			2003			2004
		Weighted			Weighted			Weighted
		average			average			average
		exercise			exercise			exercise
	Options	price		Options	price		Options	price
Options outstanding, beginning of year	7,168,400	Rs.	179.15	7,788,100	Rs.	189.48	6,602,900	Rs.	193.07
Granted	1,406,900		226.96	—		—	10,993,000		360.98
Exercised	(359,700)		131.33	(671,100)		132.00	(2,746,000)		163.90
Forfeited	(427,500)		188.43	(514,100)		218.48	(530,500)		251.07

Options outstanding, end of year	7,788,100	Rs.	189.48	6,602,900	Rs.	193.07	14,319,400	Rs.	325.42

Weighted average fair value of options granted during the year		Rs.	225.05					Rs.	374.10

     An Employees Welfare Trust (the “EWT”) was established in 1994 for various welfare activities for the benefit of the Bank’s employees. The EWT has borrowed funds from third parties and initially subscribed to an aggregate of 10,000,000 equity shares of the Bank at the same price as available to other shareholders, and from time to time, also makes open market purchases of shares. In pursuance to the Trust’s objectives, grants are allotted to employees, directors and advisors at prices designated by the trustees. The vesting period varies at the discretion of the trustees from grant to grant, but is generally between twelve and twenty four months.

     Purely from an accounting perspective under US GAAP, as required by AICPA Statement of Position No. 93-6, the Bank is required to account for the equity shares of the Bank held by the EWT as treasury shares until transferred and report the external borrowings of the EWT as borrowings of the Bank. Consequently, dividends paid to the EWT are eliminated, and the interest cost incurred by the EWT and stock based compensation are charged as an expense by the Bank. Since November 1994, the EWT has granted an aggregate of 9,723,225 grants. The Bank has recognized deferred stock based compensation on each grant as the difference between the closing price on The Stock Exchange, Mumbai and the applicable grant price. The Bank has recognized stock based compensation expense under this scheme of Rs. 56.7 million, Rs. 125.9 million and Rs. 113.7 million, for the years ended March 31, 2002, 2003 and 2004, respectively.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Activity in the grants available to be allotted under the EWT Plan is as follows:

	Years ending March 31,
	2002	2003	2004
Grants available to be allotted, beginning of year	2,806,375	1,244,775	1,250,775
Grants allotted	(1,561,600)	(15,000)	(974,000)
Grants cancelled	—	21,000	—

Grants available to be allotted, end of year	1,244,775	1,250,775	276,775

     Activity in the allotted grants outstanding under the EWT Plan is as follows:

	As of March 31,
	2002			2003			2004
		Weighted			Weighted			Weighted
		Average			average			Average
		Exercise			exercise			Exercise
	Grants	price		Grants	price		Grants	Price
Grants allotted, beginning of year	1,051,600	Rs.	29.50	1,097,000	Rs.	38.64	1,076,000		38.64
New grants	1,561,600		37.35	15,000		35.00	974,000		46.00
Grants exercised	(1,516,200)		30.97	(15,000)		35.00	(379,500)		38.64
Grants cancelled	—		—	(21,000)		38.64	—		—

Grants allotted, end of year	1,097,000	Rs.	38.64	1,076,000	Rs.	38.64	1,670,500		42.93

Weighted average fair value of grants allotted during the year		Rs.	227.80		Rs.	229.70		Rs.	299.25

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     Had compensation cost for the Bank’s stock option plans been determined based on the fair value at the grant dates for awards, consistent with the method prescribed by SFAS No. 123, as amended by SFAS 148, the Bank’s net income and earnings per share would have been as per the pro forma amounts indicated below:

		Years ended March 31,
		2002		2003		2004		2004
		(In millions, except per share amounts)
Net Income:	As reported	Rs.	2,958.4	Rs.	3,513.8	Rs.	4,754.5	US$	109.6
Add: Stock-based employee compensation expense included in net income	As reported		89.8		138.0		135.1		3.1
Less: Stock based compensation expense determined under fair value based method:	Pro forma		(393.6)		(329.4)		(293.3)		(6.6)

Net Income:	Pro forma	Rs.	2,654.6	Rs.	3,322.4	Rs.	4,596.3	US$	106.1

Basic earnings per share	As reported	Rs.	11.10	Rs.	12.57	Rs.	16.87	US$	0.39
	Pro forma		9.96		11.88		16.31		0.38
Diluted earnings per share	As reported	Rs.	11.04	Rs.	12.51	Rs.	16.70	US$	0.38
	Pro forma		9.91		11.81		16.14		0.37
Basic earnings per ADS	As reported	Rs.	33.30	Rs.	37.71	Rs.	50.61	US$	1.17
	Pro forma		29.88		35.64		48.93		1.13
Diluted earnings per ADS	As reported	Rs.	33.12	Rs.	37.53	Rs.	50.10	US$	1.15
	Pro forma		29.73		35.43		48.42		1.12

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

     The fair value of options used to compute pro forma net income and basic earnings per equity share have been estimated on the dates of each grant using the Black-Scholes option pricing model for fiscal year 2002 and a Binomial option pricing model for fiscal 2004 with the following assumptions:

	Years ended March 31,
	2002	2003	2004
Dividend yield	1%	—	0.9%
Expected volatility	30.2%	—	45.0%
Risk-free interest rate
ESOS Plan	7.1%	—	4.4%-4.5%
EWT Plan	6.2%	—	4.5%
Expected lives:
ESOS Plan	7.1 years	—	1-3 years
EWT Plan	1-2.1 years	—	1.2-2.2 years

     The following summarizes information about stock options outstanding as of March 31, 2004:

		As of March 31, 2004
		Number of	Weighted	Weighted
		shares arising	average	average
Plan	Range of exercise price	out of options	remaining life	exercise price
ESOS	Rs. 131.33 to Rs. 226.96 (or US$3.0 to US$5.2)	3,436,700	0.16 yrs	213.73
ESOS	Rs. 358.60 to Rs. 366.30 (or US$8.3 to US$8.4)	10,882,700	1.95 yrs	361.00
EWT	Rs. 44.00 to 48.00 (or US$1.01 to US$1.11)	1,670,500	1.5 yrs	46.00

20. Share Capital

     On July 20, 2001, the Bank issued 10,845,986 ADSs, representing 32,537,958 equity shares pursuant to its initial public offering in the United States, at an issue price of US$ 13.83 per ADS. On July 25, 2001, the underwriters to the issue exercised their over allotment option; accordingly, the Bank issued a further 1,626,898 ADSs representing 4,880,694 equity shares. The net proceeds of the issue, after expenses and underwriting discount, was Rs. 7,803.5 million.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

21. Retirement benefits

Gratuity

     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2003 and 2004.

	As of March 31,
	2003		2004		2004
	(In millions)
Change in benefit obligations:
Projected benefit obligation, beginning of the year	Rs.	34.0	Rs.	65.0	US$	1.4
Service cost		11.6		16.7		0.4
Interest cost		3.0		4.7		0.1
Actuarial loss		17.8		21.1		0.5
Benefits paid		(1.4)		(4.4)		(0.1)

Projected benefit obligation, end of the year		65.0		103.1		2.3

Change in plan assets:
Fair value of plan assets, beginning of the year		25.9		30.9		0.7
Actual return on plan assets		2.8		2.9		0.1
Employer contributions		7.0		20.4		0.5
Benefits paid		(1.4)		(4.4)		(0.1)
Actuarial (loss) gain		(3.4)		3.2		0.1

Fair value of plan assets, end of the year		30.9		53.0		1.3

Accrued benefit	Rs.	(34.1)	Rs.	(50.1)	US$	(1.0)

The Bank’s expected contribution towards the gratuity fund for the next fiscal year is estimated at Rs. 30.0 million. The accumulated benefit obligation for the years ended March 31, 2002, 2003 and 2004 was 21.3 million, 32.9 million and 49.6 million respectively.

Net gratuity cost for the years ended March 31, 2002, 2003 and 2004 comprises the following components:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Service cost	Rs.	9.1	Rs.	11.6	Rs.	16.7	US$	0.4
Interest cost		1.5		3.0		4.7		0.1
Expected return on plan assets		(1.0)		(2.5)		(2.7)		(0.1)
Actuarial (gain) loss		—		(2.5)		14.6		0.3
Amortization of actuarial loss in excess of 10% of PBO		0.4		—		—		—

Net gratuity cost	Rs.	10.0	Rs.	9.6	Rs.	33.3	US$	0.7

     The assumptions used in accounting for the gratuity plan for the years ended March 31, 2002, 2003 and 2004 are set out below:

	Years ended March 31,
	2002	2003	2004
	(%)
Discount rate	9.5	9.0	7.0
Rate of increase in compensation levels of covered employees	7.0	10.0	10.0
Rate of return on plan assets	10.0	8.0	6.5

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which reflect expected future service, as appropriate are expected to be paid.

Year ending March 31,	(In millions)

2005	Rs.2.2
2006	1.1
2007	2.8
2008	1.8
2009	6.3

Superannuation

     The Bank contributed Rs. 14.5 million, Rs. 16.6 million and Rs. 19.7 million to the superannuation plan for the years ended March 31, 2002, 2003 and 2004 respectively.

Provident fund

     The Bank contributed Rs. 42.5 million, Rs. 55.6 million and Rs. 71.1 million to the provident fund for the years ended March 31, 2002, 2003 and 2004, respectively.

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

     Fair values for off Balance Sheet derivative financial instruments are based on quoted market prices, except in the case of certain options and currency swap where pricing models are used.

     The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2003 and 2004, together with the fair values on each reporting date.

	As of March 31,
	2003				2004				2004
			Fair				Fair				Fair
	Notional		value		Notional		value		Notional		value
	(In millions)
Interest rate swap agreements	Rs.	174,841.7	Rs.	0.4	Rs.	343,015.7	Rs.	(15.4)	US$	7,903.6	US$	(0.4)
Currency options		1,549.2		—		28,232.8		36.3		650.5		0.8
Forward exchange contracts		197,725.5		127.1		394,440.8		467.0		9,088.5		10.8
Forward rate agreements		—		—		897.9		—		20.7		—
Currency swap agreements		9,659.5		(6.7)		17,243.4		—		397.3		—

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

     The fair values of guarantees and documentary credits have been estimated based on fees currently charged for such contracts.

     Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2003		2004		2004
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	5,743.6	Rs.	7,497.0	US$	172.7
Performance guarantees		8,445.4		8,916.8		205.5
Documentary credits		11,715.1		18,921.0		436.0

Total	Rs.	25,904.1	Rs.	35,334.8	US$	814.2

Estimated fair values:
Guarantees	Rs.	85.1	Rs.	(14.2)	US$	(0.3)
Documentary credits	Rs.	18.7	Rs.	30.3		0.7

Total	Rs.	103.8	Rs.	16.1	US$	0.4

     Based on historical trends, the Bank has recognized a liability of Rs. 112.7 million in respect of guarantees issued or modified after December 31, 2002 as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees” (FIN 45), issued in November 2002.

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

Loan sanction letters

     The Bank has issued sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 44,526.4 million as of March 31, 2004. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans are disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

23. Estimated fair value of financial instruments

     The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, as well as off-balance sheet instruments such as foreign exchange and derivative contracts. Management uses its best judgement in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of either March 31, 2003 or 2004. The estimated fair value amounts for the years ended March 31, 2003 and 2004 have been measured as of the respective year ends, and have been not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

Available for sale securities:

     Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. The fair values of asset backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. For more information on the fair value of these securities, refer to Note 6.

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

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 22) is set out below:

	As of March 31,
	2003				2004
	Carrying		Estimated		Carrying		Estimated
	value		fair value		value		fair value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	23,944.9	Rs.	23,944.9	Rs.	33,010.4	Rs.	33,010.4
Term placements		7,747.4		7,944.6		3,565.2		3,721.0
Investments held to maturity		38,426.7		40,108.3		36,368.4		40,208.9
Investments held for trading		3,976.1		3,976.1		6,233.8		6,233.8
Investments available for sale		98,929.2		98,929.2		133,399.9		133,399.9
Securities purchased under agreements to resell		—		—		19,950.0		19,950.0
Loans		118,299.8		121,078.4		177,681.1		177,765.0
Accrued interest receivable		6,283.9		6,283.9		4,178.7		4,178.7
Financial Liabilities:
Interest-bearing deposits		174,250.4		175,075.4		215,710.8		214,715.3
Non-interest bearing deposits		49,509.6		49,509.6		88,351.2		88,351.2
Securities sold under repurchase agreements		4,600.0		4,600.0		—		—
Short term borrowings		21,579.6		21,579.6		24,064.2		24,064.2
Accrued interest payable		6,896.3		6,896.3		4,165.4		4,165.4
Long-term debt		2,116.0		2,399.8		6,086.0		6,499.9
Accrued expenses and other liabilities		26,774.7		26,774.7		57,242.2		57,242.2

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

     The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations.

     Effective this fiscal year, commercial vehicle loan division, which was earlier a part of wholesale division has now been classified as retail banking in line with the change in segment focus for this product. Last year figures have been readjusted to confirm with current year classification.

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

     Summarized segment information for the years ended March 31, 2002, 2003 and 2004 is as follows:

	Years ended March 31,
	2002						2003						2004
	Wholesale		Retail		Treasury		Wholesale		Retail		Treasury		Wholesale		Retail		Treasury
	banking		banking		services		Banking		banking		services		banking		banking		services
	(In millions)
Net interest revenue	Rs.	2,553.7	Rs.	2,948.5	Rs.	183.3	Rs.	2,155.0	Rs.	4,530.3	Rs.	960.3	Rs.	5,112.3	Rs.	7,159.7	Rs.	336.4
Allowance for credit losses		412.7		38.9		—		662.3		79.2		—		1,425.1		918.3		—

Net interest revenue, after allowance for credit losses		2,141.0		2,909.6		183.3		1,492.7		4,451.1		960.3		3,687.2		6,241.4		336.4
Non-interest revenue		662.1		973.7		1,579.3		1,467.8		1,742.6		1,186.9		965.8		2,606.7		1,125.1
Non-interest expense		(1,117.3)		(2,870.1)		(208.6)		(1,182.1)		(4,350.4)		(525.4)		(1,521.5)		(6,250.0)		(597.8)

Income before income tax	Rs.	1,685.8	Rs.	1,013.2	Rs.	1,554.0	Rs.	1,778.4	Rs.	1,843.3	Rs.	1,621.8	Rs.	3,131.5	Rs.	2,598.1	Rs.	863.7

Segment assets:
Segment average total assets	Rs.	124,378.3	Rs.	43,218.1	Rs.	33,454.8	Rs.	172,541.6	Rs.	79,682.3	Rs.	28,289.5	Rs.	178,753.3	Rs.	142,643.0	Rs.	42,907.2

25. Commitments and contingent liabilities

     Commitments and contingent liabilities other than for off balance sheet financial instruments (see Note 22) are as follows:

Capital commitments

     The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2003 and 2004 aggregated Rs. 587.5 million and Rs. 608.6 million, respectively.

Contingencies

     The Bank is party to various legal and tax-related proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows.

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

     Balances payable to related parties are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Balances in current account	Rs.	720.1	Rs.	1,098.2	US$	25.3
Balances in fixed deposits		344.1		293.6		6.8
Long term debt		27.5		27.5		0.6
Borrowings		1,200.0		—		—
Accounts payable		6.1		13.6		0.3

Total	Rs.	2,297.8	Rs.	1,432.9	US$	33.0

     Balances receivable from related parties are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Deposits to secure leased property	Rs.	85.4	Rs.	22.9	US$	0.5
Loans and overdrafts		418.1		11.6		0.3
Loans to officers and employees		690.9		835.3		19.2
Capital advances		1.7		2.3		0.1
Other deposits		46.0		46.8		1.1

Total	Rs.	1,242.1	Rs.	918.9	US$	21.2

     Purchases of fixed assets from related parties for the years ended March 31, 2003 and 2004 were Rs. 43.0 million and Rs. 19.4 million, respectively.

     Included in the determination of net income are the following significant transactions with related parties:

	Years ended March 31,
	2002		2003		2004		2004
	(In millions)
Service charges income	Rs.	1.7	Rs.	29.9	Rs.	99.4	US$	2.3
Service charges expense		(12.3)		(13.9)		(11.9)		(0.3)
Outsourcing charges		(224.7)		(594.8)		(949.0)		(21.9)
Interest income		34.7		34.7		23.9		0.6
Rent and maintenance expense		(10.1)		(18.3)		(17.0)		(0.4)

Net expense from related parties	Rs.	(210.7)	Rs.	(562.4)	Rs.	(854.6)	US$	(19.7)

     Outsourcing charges comprises mainly of payments made by the Bank to its affiliates Atlas Documentary Facilitators Company Private Limited (ADFC), for back office processing and HBL Global Private Limited (HBL) for the direct sale support for certain products of the Bank. The Bank believes that the transaction entered into with ADFC and HBL are at arms length.

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

     The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31,
	2003		2004		2004
	(In millions)
Tier 1 capital	Rs.	19,850.2	Rs.	22,297.0	US$	513.8
Tier 2 capital		3,414.7		10,081.2		232.3

Total capital	Rs.	23,264.9	Rs.	32,378.2	US$	746.1

Total risk weighted assets and contingents	Rs.	209,177.1	Rs.	277,738.2	US$	6,399.5

Capital ratios of the Bank:
Tier 1		9.49%		8.03%		8.03%
Total capital		11.12%		11.66%		11.66%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%
Total capital		9.00%		9.00%		9.00%

28. Earnings per equity share

     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. None of the potential equity shares outstanding during the fiscal years ended March 31, 2002, 2003 and 2004 were anti-dilutive.

	Years ended March 31,
	2002	2003	2004
Weighted average number of equity shares used in computing basic earnings per equity share	266,609,698	279,596,510	281,856,152
Effect of potential equity shares for stock options outstanding	1,263,690	1,795,656	2,863,744

Weighted average number of equity shares used in computing diluted earnings per equity share	267,873,388	281,392,166	284,719,896

     For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities of allocating equity shares have not been completed.

HDFC BANK LIMITED
NOTES TO FINANCIAL STATEMENTS—(Continued)

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS:

	Years ended March 31,
	2002		2003		2004
Basic earnings per share	Rs.	11.10	Rs.	12.57	Rs.	16.87
Effect of potential equity shares for stock options outstanding		0.06		0.06		0.17

Diluted earnings per share	Rs.	11.04	Rs.	12.51	Rs.	16.70

Basic earnings per ADS	Rs.	33.30	Rs.	37.71	Rs.	50.61
Effect of potential equity shares for stock options outstanding		0.18		0.18		0.51

Diluted earnings per ADS	Rs.	33.12	Rs.	37.53	Rs.	50.10

Exhibit Index

12.1	Certification by our Managing Director pursuant to Rule 13a-14(b) of the Securities Exchange Act
12.2	Certification by our Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act
13	Certifications by our Managing Director and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002