Form 20-F
HDFC BANK LTD
filed 2005-09-30
CIK 1144967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                  to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report                                 ;
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
Each representing three equity shares, par value Rs. 10 per share
Securities registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
309,875,308 Equity Shares
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
☐ Item 17   ☑Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☑ No
September 30, 2005

1

CROSS REFERENCE SHEET

Form 20-F Item
Number	Item Caption	Location	Page
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates	4
		Risk Factors	29
		Selected Financial and Other Data	44

Item 4	Information on the Company	Business	7
		Selected Statistical Information	48
		Management’s Discussion and Analysis	64
		Principal Shareholders	98
		Related Party Transactions	99
		Supervision and Regulation	109

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis	64

Item 6	Directors, Senior Management and Employees	Business — Employees	27
		Management	83
		Principal Shareholders	98

Item 7	Major Shareholders and Related Party	Principal Shareholders	98
	Transactions	Related Party Transactions	99

Item 8	Financial Information	Financial Statements	F-1

Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	40

Item 10	Additional Information	Management	83
		Description of Equity Shares	42
		Taxation	102
		Supervision and Regulation	109
		Exchange Controls	124
		Restrictions on Foreign Ownership of Indian Securities	125
		Additional Information	126

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business — Risk Management	21
		Selected Statistical Information	48
		Notes to Financial Statements	F-7

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Form 20-F Item
Number	Item Caption	Location	Page
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management	83

Item 16A	Audit Committee Financial Expert	Management	83

Item 16B	Code of Ethics	Management	83

Item 16C	Principal Accountant Fees and Services	Management	83

Part III

Item 18	Financial Statements	Financial Statements	F-1
		Report of Independent Auditors	F-2

Item 19	Exhibits	Exhibits

EXCHANGE RATES
     In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “U.S.$” or “dollars” or U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India.
     Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this report are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
     Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of our American Depositary Shares (“ADSs”) in the United States. These fluctuations will also affect the conversion into U.S. dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.
     From 1980 until fiscal 2002, the rupee consistently depreciated against the dollar. However, in fiscal 2004 and 2005 the Indian rupee appreciated compared to fiscal 2003. The rupee’s appreciation has been due to remittances from exporters and non-resident Indians, foreign direct investment and foreign institutional investor inflows, along with the weakening of the U.S. dollar against major currencies.
     The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2001	46.85	45.88	47.47	46.63
2002	48.83	47.81	48.91	46.58
2003	47.53	48.36	49.07	47.53
2004	43.40	45.78	47.46	43.40
2005	43.62	44.87	46.45	43.27

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate on the last day of each month during the period.

     The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months.

Month	Period End	Average	High	Low
March	43.62	43.59	43.70	43.44
April	43.48	43.64	43.72	43.48
May	43.62	43.41	43.62	43.21
June	43.51	43.52	43.71	43.44
July	43.40	43.43	43.59	43.05
August	44.00	43.54	44.00	43.36
     Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. All translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at U.S.$1.00 = Rs. 43.62 on March 31, 2005. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on September 23, 2005, was Rs. 43.80 per U.S. $1.00.

FORWARD-LOOKING STATEMENTS
     We have included statements in this report which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations. For further discussion of the factors that could cause actual results to differ, see “Risk Factors.”

BUSINESS
Overview
     We are a leading private sector bank and financial services company in India. Our goal is to be the preferred provider of financial services to upper and middle-income individuals and leading corporations in India. Our strategy is to provide a comprehensive range of financial products and services for our customers through multiple distribution channels, with high quality service and superior execution. We have three principal business activities: retail banking, wholesale banking and treasury operations.
     We have grown rapidly since commencing operations in January 1995. In the four years ended March 31, 2005, we expanded our operations from 131 branches and 207 ATMs in 53 cities as of March 31, 2001 to 467 branches and 1,147 ATMs in 211 cities. During the same four years, our customer base grew from 0.9 million customers to 6.8 million customers. As our geographical reach and market penetration have expanded, so too have our assets, which grew from Rs. 161.1 billion as of March 31, 2001 to Rs. 529.5 billion as of March 31, 2005. Our net income has increased from Rs. 2.1 billion for fiscal 2001 to Rs. 6.6 billion for fiscal 2005 at a compounded annual growth rate of 32.6%.
     Notwithstanding our pace of growth, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2005, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.2% of net customer assets. In addition, our net customer assets represented 74.4% of our deposits and customer deposits represented 68.7% of our total liabilities and shareholders’ equity. The average non-interest bearing current account deposits and low-interest savings account deposits represented 55.3% of total deposits for the fiscal year ended March 31, 2005. These low-cost deposits, which include the cash float associated with our transactional services, led to an average cost of funds excluding equity for the fiscal year ended March 31, 2005, of 3.2%, which we believe is one of the lowest of all banks in India.
     We are part of the HDFC group of companies founded by our parent, Housing Development Finance Corporation Limited (“HDFC Limited”), a public limited company established under the laws of India. HDFC Limited and its subsidiaries owned approximately 22.2% of our outstanding equity shares as of March 31, 2005.
     Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-5652-1000. Our agent in the United States is CT Corporation System, 111, 8th Avenue, New York, NY 10011.
Our Competitive Strengths
     We attribute our growth and continuing success to the following competitive strengths:
     We are a leader among Indian banks in our use of technology.
     Since our inception, we have made substantial investments in our technology platform and systems. We have built multiple distribution channels, including an electronically linked branch network, automated telephone banking, internet banking and banking by mobile phone, to offer customers convenient access to our products. Our technology platform has also driven the development of innovative products and reduced our operating costs.

     We deliver high quality service with superior execution.
     Through intensive staff training and the use of our technology platform, we deliver efficient service with rapid response time. Our focus on knowledgeable and personalized service draws customers to our products and increases the loyalty of our existing customers.
     We offer a wide range of products to our clients in order to service their banking needs.
     Whether in retail or wholesale banking, we consider ourselves a “one-stop shop” for our customers’ banking needs. Our broad array of products creates multiple cross-selling opportunities for us and improves our customer retention rates.
     We have an experienced management team.
     Most of the members of our senior management team have been with us since our inception. They have substantial experience in multinational banking and share our common vision of excellence in execution. We believe this team is well suited to leverage the competitive strengths we have already developed as well as to create new opportunities for our business.
Our Business Strategy
Our business strategy emphasizes the following elements:
     Increase our market share in India’s expanding banking and financial services industry.
     In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths. We also aim to increase geographical and market penetration by expanding our branch and ATM network and increasing our efforts to cross-sell our products.
     Maintain our current high standards for asset quality through disciplined credit risk management.
     We have maintained high quality loan and investment portfolios through careful targeting of our customer base, a comprehensive risk assessment process and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 1.5% as of March 31, 2005, and our net non-performing assets amounted to 0.2% of net customer assets. We believe we can maintain our asset quality while still achieving growth.
     Maintain a low cost of funds.
     As of March 31, 2005, our average cost of funds excluding equity was 3.2%. We believe we can maintain this low-cost funding base by expanding our base of retail savings and current deposits and increasing the free float generated by transaction services such as cash management and stock exchange clearing.
     Focus on high earnings growth with low volatility.
     Our aggregate earnings have grown at a compound average rate of 32.6% per year during the four-year period ending March 31, 2005, and our basic earnings per share grew from Rs. 16.87 for fiscal 2004 to Rs. 22.78 for fiscal 2005. We intend to maintain our focus on earnings growth with low volatility through conservative risk management techniques and low cost funding. In addition, we intend not to rely heavily on revenue derived from trading to limit volatility.

Our Principal Business Activities
     Our principal banking activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Years Ended March 31,
	2003		2004		2005		2005
	(In millions, except percentage)
Retail banking	Rs.	6,150.2	Rs.	8,847.9	Rs.	13,037.0	61.6%
Wholesale banking		3,004.0		4,653.2		7,192.4	34.0%
Treasury operations		2,147.2		1,461.5		919.6	4.4%

Net revenue	Rs.	11,301.4	Rs.	14,962.6	Rs.	21,149.0	100.0%

Retail Banking
     Overview
     We consider ourselves to be a one-stop shop for the financial needs of upper and middle-income individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. We offer high quality service and greater convenience by leveraging our technology platforms and multiple distribution channels. Our goal is to provide banking and financial services to our retail customers on an “anytime, anywhere, anyhow” basis.
     We market our services aggressively through our branches and direct sales associates, as well as through our relationships with automobile dealers and corporate clients. We seek to establish a relationship with a retail customer and then expand it by offering more products and expanding our distribution channels so as to make it easier for the customer to do business with us. We believe this strategy, together with the general growth of the Indian economy and the Indian upper and middle classes, affords us significant opportunities for growth. We consider upper and middle-income individuals to be those with Rs. 100,000 or more per year in income.
     As of March 31, 2005, we had 467 branches, including 25 extension counters, and 1,147 ATMs in 211 cities. We also provide telephone banking in 120 cities as well as internet and mobile banking. We plan to continue to expand our branch and ATM network as well as our other distribution channels.
     Retail Loans and Other Asset Products
     We offer a wide range of retail loans, including loans for the purchase of automobiles, two wheelers and commercial vehicles, personal loans, loans against securities and credit cards. Our retail loans were 43.0% of our gross loans as of March 31, 2005. We promote our loan products at our branches as well as on our ATM screens and web site, and we employ additional sales methods depending on the type of product. Because there is no well-established credit bureau in India, we perform our own credit analyses of the borrowers and the value of the collateral. See “— Risk Management — Credit Risk — Retail Credit Risk.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain irrevocable instructions to debit the customer’s account directly for the making of payments.

     The following table shows the value and share of our retail credit products:

	As of March 31, 2005
	No. of Loans		Value				% of Total
							Value
	(In thousands)		(In millions)
Retail Loans:
Auto loan(1)	73		Rs.	21,055.1	US$	482.7	15.7%
Commercial vehicles and construction equipment finance	29			21,924.2		502.6	13.5
Personal loans	177			20,518.3		470.4	11.8
Loans against securities	32			12,347.2		283.1	7.6
Two wheeler loans	397			10,418.0		238.8	6.4
Retail business banking	36			11,050.7		253.3	7.6
Credit cards	1,262	(2)		6,892.9		158.0	4.2
Other retail loans	240			8,459.6		194.0	2.5

Total retail loans	2,246			112,666.0		2,582.9	69.3

Mortgage-backed securities (home loans)(3)				10,668.1		244.6	6.6
Asset-backed securities (3)				20,071.8		460.2	12.4
Loan assignments				18,992.3		435.4	11.7

Total retail assets			Rs.	162,398.2	US$	3,723.1	100.0%

(1)	Net of receivables securitized.

(2)	Number of cards in force.

(3)	Reflected at fair value.
     Auto Loans
     We offer secured loans at fixed interest rates for financing new and used automobile purchases. In addition to our general marketing efforts for retail loans, we market this product through relationships with car dealers, corporate packages and joint promotion programs with automobile manufacturers in more than 1,000 locations across India.
     Commercial Vehicles and Construction Equipment Finance
     We provide secured financing for commercial vehicles and provide working capital, bank guarantees and trade advances to customers who are transportation operators. In addition to the funding of domestic assets, we also finance imported assets for which we open foreign letters of credit and offer treasury services such as forward exchange cover. We coordinate with manufacturers to jointly promote our financing options to their clients. Prior to fiscal 2004, these loans were classified as part of our wholesale banking division.
     Personal Loans
     We offer unsecured personal loans at fixed rates to specific customer segments, including salaried individuals and self-employed professionals.
     Loans Against Securities
     We offer loans against equity shares, mutual fund units, bonds issued by the Reserve Bank of India (“RBI”) and other securities that are on our approved list. We limit our loans against equity shares to Rs. 2.0 million per retail customer in line with regulatory guidelines and limit the amount of our total exposure secured by particular securities. We lend only against shares in book-entry (dematerialized) form, which ensures that we obtain perfected and first priority security interests. The minimum margin for lending against shares is prescribed by the RBI.
     Two Wheeler Loans
     We offer loans for financing the purchase of new scooters or motorcycles. We market this product in ways similar to auto loans.
     Retail Business Banking
     We offer business loans, which we consider a retail product, to address the borrowing needs of the community of small businesses near our bank branches by offering facilities such as credit lines, term loans for expansion/addition of facilities, discounting of credit card receivables, letters of credit, guarantees and other basic trade finance products and cash management services for their businesses. The lending is typically secured with current assets as well as immovable property and fixed assets in some cases.
     Credit Cards
     We have offered gold and silver VISA and MasterCard credit cards since December 2001 and have approximately 1.25 million cards in force as of March 31, 2005.
     Other Retail Loans
     Such loans primarily include overdrafts against time deposits.
     Mortgage-Backed Securities (Home Loans)
     In fiscal 2003 we entered the home loan business through an arrangement with HDFC Limited. Under this arrangement, we sell home loans provided by HDFC Limited, which approves and disburses the loans. The loans are booked in the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited offers us up to 70% of the fully disbursed home loans sourced under the arrangement through the issue of mortgage-backed-pass-through certificates (“PTCs”). We purchase the mortgage-backed PTCs at the underlying home loan yields less a fee paid to HDFC Limited for administration and servicing of the loans. A part of the home loans also qualifies for our directed lending requirement. We also invest in mortgage backed securities of other originators. Most of these securities also qualify toward our directed lending obligations.
     Asset-Backed Securities
     We invest in auto, two wheeler, commercial vehicle and other asset-backed securities, represented by PTCs. These securities are normally credit enhanced and sometimes qualify for our directed lending requirements.
     Loan Assignments
     We purchase loan portfolios from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations.

     Securitization of Our Receivables to Others
     From time to time, we securitize our receivables through special purpose vehicles. In connection with certain transactions, we provide credit enhancements generally in the form of cash collaterals, guarantees, interest spreads and/or by subordination of cash flows to senior PTCs. During fiscal 2004 and 2005, we securitized loans with carrying values of Rs. 5.7 billion and Rs. 48.0 billion, respectively. In respect of some of the PTCs, we provide options to the investors to sell them to us at predetermined dates and these options are excercisable at par. Options that are not put at the predetermined date may be puttable at later dates for the remaining principal value of the PTC. Principal outstanding on the puttable PTCs as of March 31, 2005 was Rs. 17.3 billion. As of such date, the principal value of puttable options that have an exercise period of up to one year, between one to two years or between two to three years was Rs. 15.8 billion, Rs. 9.1 billion and Rs. 0.8 billion respectively.
     Retail Deposit Products
     Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented 69.2% of our total deposits as of March 31, 2005. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	As of March 31, 2005
	Value (In millions)				% of total	No. of accounts	% of total
						(In thousands)
Saving	Rs.	106,822.4	US$	2,448.9	42.4%	3,541.3	77.5%
Current		45,512.4		1,043.4	18.1	346.2	7.6
Time		99,316.4		2,276.9	39.5	683.7	14.9

Total	Rs.	251,651.2	US$	5,769.2	100.0%	4,571.2	100.0%

     Our individual retail account holders benefit from a wide range of direct banking services, including debit and ATM cards, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:
•	Savings accounts, which are demand deposits in checking accounts designed primarily for individuals and trusts. These accrue interest at a fixed rate set by the RBI (currently 3.5% per annum).
•	Current accounts, which are non-interest-bearing checking accounts designed primarily for small businesses. Customers have a choice of regular and premium product offerings with different minimum average quarterly account balance requirements.
•	Time deposits, which pay a fixed return over a predetermined time period.
     We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an automatic overdraft facility of up to 90% of the balance in the account. E-Broking accounts are offered as current accounts to customers of stock brokers where all transactions are routed electronically between the broker and beneficiaries.

     Other Retail Services and Products
     Debit Cards
     Our international debit cards allow our customers to purchase goods and make ATM transactions in India as well as abroad. Our debit cards may be used with more than 150,000 merchants and over 15,000 ATMs in India and more than 13 million merchants and 1 million ATMs worldwide. We were the first in India to issue international Visa Electron debit cards on a nationwide basis and currently issue both Visa Electron and MasterCard Maestro cards.
     Individual Depositary Accounts
     We provide depositary accounts to individual retail customers for holding debt and equity instruments. Securities traded on the Indian exchanges are generally not held through a broker’s account or in street name. Instead, an individual will have his own account with a depositary participant for the particular exchange. Depositary participants, including us, provide services through the major depositaries established by two major stock exchanges. Depositary participants record ownership details and effectuate transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting.
     Mutual Fund Sales
     We offer our retail customers units in most of the large and reputable mutual funds in India. We earn front-end commissions for new sales and in some cases additional fees in subsequent years. We distribute mutual fund products primarily through our branches and our private banking advisors.
     Insurance
     We have arranged with HDFC Standard Life Insurance Company and HDFC Chubb Limited to distribute their life insurance products and general insurance products to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years while the policy is still in force.
     Investment Advice
     We offer our customers a broad range of investment advice including advice regarding the purchase of Indian debt, equity shares and mutual funds. We provide our high net worth private banking customers with a personal investment advisor to consult them on their individual investment needs.
     Bill Payment Services
     We offer our customers utility bill payment services for more than 65 leading utility companies including electricity, telephone, mobile phone and leading internet service providers. Customers can also review and access their bill details through our direct banking channels. This service is valuable to customers because utility bills must otherwise be paid in person in India. Although other banks offer this service, we believe we are one of the few banks to offer it through multiple distribution channels — ATMs, telephone banking, internet banking and mobile telephone banking.
     Corporate Salary Accounts
     We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts, and offer them preferred services, such as preferential loan rates, and in some cases lower minimum balance requirements. As of March 31, 2005, these accounts constituted approximately 43% of our total savings accounts by number and approximately 27% of our retail savings deposits by value.

     Non-Resident Indian Services
     Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 27.0 billion as of March 31, 2005.
     Customers and Marketing
     Our target market for our retail services comprises upper and middle-income persons and high net worth customers. We also target small businesses, trusts and non-profit corporations. As of March 31, 2005, 2% of our retail customers contributed approximately 35% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.
     Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package, and by cross selling our retail products to customers we obtain through our capital markets transactional services. We also market our auto loan and two wheeler loan products through joint efforts with relevant manufacturers and distributors.
     We have programs that target other particular segments of the retail market. For example, our private and preferred banking programs provide customized financial planning to high net worth individuals in order to preserve and enhance their wealth. Private banking customers receive a personal investment advisor who serves as their single-point HDFC Bank contact, and who compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service intensive as our private banking program, preferred banking offers similar services to a slightly broader target segment. Top revenue-generating customers of our preferred banking program are channeled into our private banking program.
Wholesale Banking
     Overview
     We provide our corporate and institutional clients a wide array of commercial banking products and transactional services with an emphasis on high quality customer service and relationship management.
     Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products and corporate deposit products. Our financing products include loans, bill discounting and credit substitutes, such as commercial paper, debentures and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.
     For our commercial banking products, we generally target the top end of the Indian corporate sector, including companies that are part of the large private sector business houses, large public sector enterprises and multinational corporations, as well as leading small and mid-sized businesses. We also target suppliers and distributors of top end corporations as part of a supply chain initiative for both our commercial banking products and transactional services whereby we provide credit facilities to these suppliers and distributors and thereby establish relationships with them. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

     Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and government entities. Our capital markets transactional services include custodial services for mutual funds and clearing bank services for the major Indian stock exchanges and the newly created commodity exchanges. In addition, we provide correspondent banking services, including cash management services and funds transfers, to foreign banks and cooperative banks.
     Commercial Banking Products
     Commercial Loan Products and Credit Substitutes
     Our principal financing products are working capital facilities and term loans. Working capital facilities consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short and medium-term loans. More than 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar. All of our commercial loans have been made to customers in India.
     We also purchase credit substitutes, which are typically comprised of commercial paper, short-term debentures and preference shares issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and we bear the same customer risk as we do for loans extended to these customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. Our credit substitutes have declined over the last two years primarily as a result of new RBI and Securities and Exchange Board of India (“SEBI”) regulations that require the listing and rating of our corporate customers’ securities and limit our investments in unlisted credit substitutes, making loans a more attractive alternative for our corporate customers.
     The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify cash credit facilities and bill discounting as working capital loans, and commercial paper, debentures and preference shares as credit substitutes (which in turn are classified as investments).

	As of March 31,
	2003		2004		2005		2005
	(In millions)
Gross commercial loans:
Working capital	Rs.	42,739.1	Rs.	54,104.5	Rs.	72,397.6	US$	1,659.7
Term loans		43,013.3		53,819.3		76,861.8		1,762.1

Total commercial loans	Rs.	85,752.4	Rs.	107,923.8	Rs.	149,259.4	US$	3,421.8

Credit substitutes:
Commercial paper	Rs.	6,009.7	Rs.	906.7	Rs.	1,297.3	US$	29.7
Non-convertible debentures		22,898.7		14,852.0		12,018.7		275.5
Preference shares		844.4		799.2		564.9		13.0

Total credit substitutes	Rs.	29,752.8	Rs.	16,557.9	Rs.	13,880.9	US$	318.2

Customer assets	Rs.	115,505.2	Rs.	124,481.7	Rs.	163,140.3	US$	3,740.0

     While we generally lend on a cash-flow basis, we also require collateral from the majority of our borrowers. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “— Risk Management — Credit Risk — Wholesale Credit Risk.”

     We price our loans based on a combination of our own cost of funds, market rates and our rating of the customer. An individual loan is priced on a fixed or floating rate based on a margin that depends on the credit assessment of the borrower.
     The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation — Regulations Relating to Making Loans — Directed Lending.”
     Bill Collection, Documentary Credits and Guarantees
     We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed of our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2003		2004		2005		2005
	(In millions)
Bill collection	Rs.	117,809.0	Rs.	172,623.6	Rs.	359,609.0	US$	8,244.1
Documentary credits		25,721.0		44,030.0		56,702.9		1,299.9
Bank guarantees		9,696.0		15,197.0		14,518.2		332.7

Total	Rs.	153,226.0	Rs.	231,850.6	Rs.	430,830.1	US$	9,876.9

     Bill collection - We provide bill collection services for our corporate clients in which we collect bills on behalf of a corporate client from the bank of our client’s customer. We do not advance funds to our client until receipt of payment.
     Documentary credits - We issue documentary credit facilities on behalf of our customers for trade financing, sourcing of raw materials and capital equipment purchases.
     Bank guarantees - We provide bank guarantees on behalf of our customers to guarantee their payment or performance obligations. A large part of our guarantee portfolio consists of margin guarantees to brokers issued in favor of stock exchanges.
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
     Precious Metals
     We import gold and silver bullion to leverage our distribution and servicing strengths and cater to the domestic bullion trader segment. We generally import bullion on a consignment basis so as to minimize price risk.
     Wholesale Deposit Products
     As of March 31, 2005, we had wholesale deposits totaling Rs. 111.9 billion, which represented 30.8% of our total deposits and 21.1% of our total liabilities, including shareholders’ equity. We offer both non-interest-bearing current accounts and time deposits. As per RBI regulations, we cannot pay interest for periods of less than seven days. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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
     Our primary cash management service is check collection and payment. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we can effectively provide nationwide collection and disbursement systems for our corporate clients. This is especially important because there is no nationwide payment system in India, and checks must generally be returned to the city from which written in order to be cleared. Because of mail delivery delays and the variations in city-based interbank clearing practices, check collections can be slow and unpredictable, and can lead to uncertainty and inefficiencies in cash management. We believe we have a strong position in this area relative to most other participants in this market. Although the public sector banks have extensive branch networks, most of their branches typically are still not electronically linked. The foreign banks are also restricted in their ability to expand their branch network.
     As of March 31, 2005, over 3,500 wholesale banking clients used our cash management services. These clients include leading Indian private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.
     We have also implemented a straight through processing solution to link our wholesale banking and retail banking systems. This has led to reduced manual intervention in transferring funds between the corporate accounts which are in the wholesale banking system and beneficiary accounts residing in retail banking systems. This new initiative will help in reducing transaction costs.
     We have a large number of commercial clients using our corporate internet banking for financial transactions with their vendors, dealers and employees who bank with us.
     The RBI has recently introduced a new interbank settlement system called the Real Time Gross Settlement (“RTGS”) system. The system facilitates real time settlements primarily between banks, initially in select locations. This system is currently not fully operational. See “Risk Factors — Risks Relating to Our Business — We could be adversely affected by the development of a nationwide interbank settlement system.”
     Clearing Bank Services for Stock and Commodity Exchanges
     We serve as a cash-clearing bank for eight major stock exchanges in India, including the National Stock Exchange and The Stock Exchange, Mumbai. In fiscal 2005, we estimate that we handled over 60% of the cash clearing volume on the National Stock Exchange and more than 50% on The Stock Exchange, Mumbai. Recently, we commenced operations as a clearing bank for three newly created Indian commodity exchanges.
     As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and to make payments to these institutions. We make payments once the funds are deposited by the broker or custodian with us. In addition to benefiting from the cash float, which enables us to reduce our cost of funds, in certain cases we also earn commission on such services.

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
     Correspondent Banking Services
     We act as a correspondent bank for more than 1,400 cooperative banks and more than 20 foreign banks. We provide cash management services, funds transfers and services such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which enables us to reduce our cost of funds.
     We are well positioned to offer this service to cooperative banks and foreign banks in light of the structure of the Indian banking industry and our position within it. Cooperative banks are generally restricted to a particular state, and foreign banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks cannot provide. Because of our technology platforms, geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers. By contrast, although the public sector banks have extensive branch networks and also provide correspondent banking services, most of them have not yet created electronically connected networks and their branches typically operate independently of one another.
     Tax Collections
     In April 2001, we were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2005 we collected more than Rs. 173 billion of direct taxes for the government of India. We have also been appointed to collect sales, excise and other indirect taxes within certain jurisdictions in India. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.
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
     Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts and derivatives. We have recently been allowed by the RBI to offer Indian rupee options and interest rate exchange traded futures to our clients. Our primary customers are multinational corporations, large and medium-sized domestic corporations, financial institutions, banks and public sector undertakings. We also advise and enter into foreign exchange contracts with some small companies and non-resident Indians.
     The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and equity markets. See also “— Risk Management” for a discussion of our management of market risk including liquidity risk, interest rate risk and foreign exchange risk.

     Foreign Exchange
     We trade spot and forward foreign exchange contracts, primarily with maturities of up to three years with our customers. To support our clients’ activities, we are an active participant in the Indian interbank foreign exchange market. We also trade, to a more limited extent, for our own account. We believe we are a market maker in the dollar-rupee segments. Although spreads are very narrow, our total volume of trading is significant with US$ 83.85 billion in foreign exchange traded in fiscal 2005.
     Derivatives
     We believe we are one of the few Indian banks that is a significant participant in the derivatives market, which is dominated by foreign banks. We offer rupee-based interest rate swaps, cross-currency swaps, forward rate agreements, options and other products. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management.
     Domestic Money Market and Debt Securities Desk
     Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements. These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian government securities. See also “Supervision and Regulation — Legal Reserve Requirements.” Our local currency desk primarily trades Indian government securities for our own account. We also participate in the interbank call deposit market and engage in limited trading of other debt instruments.
     Equities Market
     We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2005, we had an internal approved limit of Rs. 200 million for secondary market purchases and Rs. 100 million for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2005, was approximately Rs. 140.9 million. We set limits on the amount invested in any individual company as well as stop-loss limits.
Distribution Channels
     We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and the internet.
     Branch Network
     As of March 31, 2005, we had an aggregate of 467 branches, including 25 extension counters. Our branch network covers 211 cities in India, with 120 branches concentrated in the four largest cities, Mumbai, Delhi, Chennai and Kolkata (Calcutta). We centralize our processing of transactions and back office operations in Mumbai and Chennai. This structure enables the branch staff to focus on customer service and selling our products. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.
     Almost all of our branches focus exclusively on providing retail services and products, though a few also provide wholesale services. The range of products and services available at each branch depends in part on the size and location of the branch. Our extension counters are small offices, primarily within office buildings, that provide specific commercial and retail banking services.
     As part of its branch licensing conditions, the RBI requires that at least 25% of our branches (not including extension counters) be located in semi-urban or rural areas. A semi-urban area is defined as a center with a population greater than 10,000 but less than 100,000 people. A rural area is defined as a center with a population less than 10,000 people. The population figures relate to the census prevailing at the time the branch is opened. A total of 115 of our branches (not including extension counters) are in such semi-urban or rural areas.
     Automated Teller Machines
     As of March 31,2005, we had a total of 1,147 ATMs, of which 547 were located at our branches or extension counters and 600 were located off-site, including at large residential developments, or on major roads in metropolitan areas.
     Customers can use our ATMs for a variety of functions including withdrawing cash, monitoring bank balances and, at most of our ATMs, making deposits, ordering demand drafts and paying utility bills. Customers can access their accounts from any of our ATMs. Our ATM cards cannot be used in non-HDFC Bank ATMs, although our debit cards can be. ATM cards issued by other banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction.
     Telephone Banking Call Centers
     We provide telephone banking services to our customers in 120 cities. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, inquire as to balances and order stop payments. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.
     Internet Banking
     Through our “Net Banking” channel, customers can access account information, track transactions, transfer funds between accounts and to third parties who maintain accounts with us, make fixed deposits, pay bills, request stop payments and make demand draft requests. We encourage use of our internet banking service by offering some key services for free or at a lower cost.
     Mobile Telephone Banking
     We launched mobile telephone banking services in January 2000, making us the first bank to do so in India. Customers in over a 100 locations are eligible to sign up for mobile telephone banking, which allows them to access their accounts on their mobile telephone screens and to conduct a variety of banking transactions including balance inquiries, stop payment orders and utility bill payments.
Risk Management
     Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk (which includes liquidity risk and price risk) and operational risk. We have developed and implemented comprehensive policies and procedures to identify, monitor and manage risk throughout the Bank.
     Credit Risk
     Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through (a) our target market definitions, (b) our credit approval process, (c) our post-disbursement monitoring and (d) our remedial management procedures.

     Wholesale Credit Risk
     For our commercial banking products, we generally target the top end of the Indian corporate sector, including companies that are part of the large private sector business houses, large public sector enterprises, multinational corporations and leading small and mid-sized businesses. As a result, our wholesale lending is generally concentrated among highly rated customers. In addition to market targeting, the principal means of managing credit risk is the credit approval process. We have policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For our wholesale clients, we have a risk grading system that is applied to each corporate counterparty on an annual, and in some cases quarterly, basis. We also have limits for funded exposure to individual industries. In addition, we have limits for exposure to borrowers and groups of borrowers for funded and non-funded exposures. Our credit risk policies for loans also apply to credit substitutes. We also have a review process that ensures the proper level of review and approval depending on the size of the facility and risk grading of the credit.
     Our risk grading system is based on a combination of quantitative, qualitative and capitalization measures. We assign each customer or counterparty a numerical grade, based on an analysis of key ratios such as interest coverage, debt coverage, profit margin and leverage, as well as capitalization or tangible net worth. We also consider qualitative variables such as industry risk, market position, management competence and other factors. The rating also takes into account macroeconomic conditions and general business conditions affecting the industry or the borrower. This grade may be modified depending on the maturity of the facility being considered.
     We are subject to RBI policies that limit our exposure to particular counter-parties and with respect to particular instruments. The RBI provides that without prior approval not more than 15% of our capital funds (as defined by RBI and calculated under Indian GAAP) may be extended as credit exposure to an individual borrower, and not more than 40% of our capital funds may be extended as credit exposure to a group of companies under the same management. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and 10% in respect of group borrowers. During fiscal 2005, our credit exposures to single borrowers and group borrowers were within these limits except in three cases where single borrower limits were exceeded, for which we had obtained the prior approval of the RBI. As of March 31, 2005, the single borrower limit was exceeded in the case of one such borrower and amounted to 23.5% of our capital funds.
     The RBI has stated that banks may, in exceptional circumstances and with the approval of their boards of directors, consider enhancement of the exposure to a borrower by a further 5% of the capital funds. See “Supervision and Regulation — Credit Exposure Limits.”
     The RBI prohibits loans to companies with which we have any directors in common. The RBI also requires that a portion of our lending activities be “directed” to specific priority sectors. See “Supervision and Regulation — Regulations Relating to Making Loans — Directed Lending.”
     We follow a policy of portfolio diversification by industry. As of March 31, 2005, our funded exposures in any single industry did not exceed 12% of our total funded exposures.
     While we make our lending decisions largely on a cash-flow basis, we also take collateral for a large number of our loans. Our short and medium-term loans are typically secured by a first charge over inventory and receivables, and in some cases are further supported by a second charge over fixed assets. Longer term loans are usually secured by a charge over fixed assets. For some loans, we also require guarantees or letters of support from corporate parents. We generally do not make project loans or loans to property developers, although we may take a charge over real property as part of the security for a loan to a corporate borrower. Although we take collateral, we may not always be able to realize its value in a default situation. See “Risk Factors — Risks Relating to Our Business — We may be unable to foreclose on our collateral when borrowers default on their obligations to us, which may result in failure to recover the expected value of collateral security.”
     Our credit approval process for wholesale loans requires three different officers to approve the credit. Although the particular level of approval varies depending on the size of the loan and the borrower risk grading, no wholesale loan can be made without all three approvals. All working capital loans are subject to review at annual or shorter intervals.
     Once a loan is made, we undertake ongoing credit analysis and monitoring at several levels. Our policies are designed to promote early detection of exposures that require special monitoring. If a borrower wishes to renew or roll over the loan, we apply substantially the same standards as we would to granting a new loan except that we do not usually perform an entirely new credit review. Typically, we perform an annual credit review of each loan customer and update the review during the course of the year as circumstances warrant. We generally rely on such review in connection with a rollover or renewal.
     See “Selected Statistical Information” for a discussion of our policies regarding classification of loans and advances as non-performing (and certain differences between our policies and the practices of U.S. banks), our policies regarding provisioning for loans and information concerning our non-performing assets and allowance for credit losses.
     Retail Credit Risk
     Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in each retail loan category. Because of the nature of retail banking, our credit policies are based primarily on statistical analyses of risks with respect to different products and types of customers. We monitor our own and industry experience to determine and periodically revise product terms and desired customer profiles. We then verify that an individual customer meets our lending criteria. Our retail loans are generally either secured or made against direct debit instructions or delivery of post-dated checks to cover all payments. In India, bouncing checks is a criminal offense. In the case of most automobile and other vehicle loans as well as unsecured personal loans, we require that the borrower provide post-dated checks for a certain number of payments on the loan at the time the loan is made. Automobile and commercial vehicle loans, two wheeler loans and other vehicle loans, as well as loans against securities are all secured loans. We will generally lend up to 60% of the market value of securities in the case of loans against equity shares, 90% of the value of the automobile in the case of automobile loans and 85% of the value of the two wheeler in the case of two wheeler loans.
     Foreign Exchange, Derivatives and Trading Activities
     The credit risk of our foreign exchange and derivative transactions is managed the same way we manage our wholesale lending risk. We apply our risk grading system to our corporate counterparties and set individual counterparty limits. With respect to debt securities, we primarily trade government of India securities for our own account.
     Market Risk
     Market risk refers to potential losses arising from volatility in interest rates, foreign exchange rates, equity prices and commodity prices. Market risk arises with respect to all market risk sensitive financial instruments, including securities, foreign exchange contracts, equity instruments and derivative instruments, as well as from balance sheet gaps. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce our exposure to the volatility inherent in financial instruments.

     Our board of directors reviews and approves the policies for the management of market risks and dealing authorities and limits. The Risk Management Committee of the board of directors monitors market risk policies and procedures and reviews market risk limits. The board of directors has delegated the responsibility for ongoing general market risk management to the Asset Liability Committee. This committee, which is chaired by the Managing Director and includes the heads of our business groups, meets every other week and more often when conditions require. The Asset Liability Committee reviews our product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates our interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on our balance sheet and business. Finally, it ensures adherence to market risk limits and decides on our inter-segment transfer pricing policy. The market risk department specifies risk valuation methodology of various treasury products, formulates procedures for portfolio risk valuation, assesses market risk factors and assists in monitoring market risks for various treasury desks. Our treasury back-office is responsible for reporting market risks of the treasury desks.
     The financial control department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the Asset Liability Committee are being observed. Our treasury group also assists in implementing asset liability strategy and in providing information to the Asset Liability Committee.
     The following briefly describes our policies and procedures with respect to asset liability management, liquidity risk, price risk and other risks such as foreign exchange and equity risks.
     Asset Liability Management
     We generally fund our core customer assets, consisting of loans and credit substitutes, with our core customer liabilities, consisting principally of deposits. We also borrow in the short-term interbank market. We use the majority of our funds to make loans or purchase securities. Most of our liabilities and assets are short and medium term.
     We maintain a substantial portfolio of liquid high-quality Indian government securities. We prepare regular maturity gap analyses to review our liquidity position and are required to submit a monthly analysis to the RBI.
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
     Our Asset Liability Committee addresses the two principal aspects of our asset liability management program as follows:
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
     Liquidity is managed on a daily basis by the treasury group under the direction of the Asset Liability Committee. The treasury group is responsible for ensuring that we have adequate liquidity, ensuring that our funding mix is appropriate so as to avoid maturity mismatches and price and reinvestment rate risk in case of a maturity gap, and monitoring local markets for the adequacy of funding liquidity.
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
     We monitor and manage our exchange rate risk through a variety of limits on our foreign exchange activities. The RBI also limits the extent to which we can deviate from a “near square” position at the end of the day (where sales and purchases of each currency are matched). Our own policies set limits on maximum open positions in any currency during the course of the day as well as on overnight positions. We also have gap limits that address the matching of forward positions in various maturities and for different currencies. In addition, the RBI approves the aggregate gap limit for us. This limit is applied to all currencies. We also have stop-loss limits that require our traders to realize and restrict losses. We evaluate our risk on foreign exchange gap positions on a daily basis using a Value at Risk model applied to all of our outstanding foreign exchange instruments.
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
     Our derivatives risk is managed by the fact that we do not enter into or maintain unmatched positions with respect to non-rupee-based derivatives. Our proprietary derivatives’ trading is primarily limited to rupee-based interest rate swaps and rupee currency options.

     Operational Risk
     Operational risks are risks arising from matters such as non-adherence to systems and procedures or from frauds resulting in financial or reputation loss. Our internal audit and compliance department plays an essential role in monitoring and limiting our operational risk. The primary focus of the audit department is:
•	to independently evaluate the adequacy of all internal controls;

•	to ensure adherence to the operating guidelines, including regulatory and legal requirements; and

•	to recommend operation process improvements.
     The department also performs special investigations and ad hoc reviews. In addition, our internal audit and compliance department liaises with statutory auditors, central bank authorities and other regulatory bodies.
     In order to ensure total independence, the internal audit and compliance department reports directly to the Chairman of the board of directors and the Audit and Compliance Committee of the board of directors as well as indirectly to the Managing Director. The Audit and Compliance Committee meets at least once per quarter to review all procedures, the effectiveness of the controls and compliance with RBI regulations. In addition, the committee conducts a semiannual review of the performance of the department itself.
     Pursuant to RBI guidelines, some activities are required to be audited continuously. More than half of our business, measured by transaction volume, is subject to concurrent auditing, including foreign exchange, derivatives, equities, securities transactions, depositary services, retail liability operations, reversals to the profit and loss account and monitoring of inter-branch routing accounts. All other lines of business, our information technology department, branches, services and products are audited on a set schedule, which is usually quarterly or semi-annually. Our information technology is also subject to audit review and certification of all software, including application software and system controls.
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
     Retail Banking
     In retail banking, our principal competitors are the large public sector banks, which have much larger deposit bases and branch networks, other new private sector banks and foreign banks in the case of retail loan products. The retail deposit share of the foreign banks is quite small by comparison to the public sector banks, and has also declined in the last five years, which we attribute principally to competition from new private sector banks. However, some of the foreign banks have a significant presence among non-resident Indians and also compete for non-branch-based products such as auto loans and credit cards.
     We face significant competition primarily from foreign banks in the debit and credit card segment. In mutual fund sales and other investment related products, our principal competitors are brokers, foreign banks and new private sector banks.

     Wholesale Banking
     Our principal competitors in wholesale banking are public and new private sector banks as well as foreign banks. The large public sector banks have traditionally been the market leaders in commercial lending. Foreign banks have focused primarily on serving the needs of multinational companies and Indian corporations with cross-border financing requirements including trade and transactional services, foreign exchange products and derivatives, while the large public sector banks have extensive branch networks and large local currency funding capabilities.
     Treasury
     In our treasury advisory services for corporate clients, we compete principally with foreign banks in foreign exchange and derivatives, as well as public sector banks in the foreign exchange and money markets business.
Employees
     Our number of employees increased from 5,673 as of March 31, 2004 to 9,030 as of March 31, 2005, primarily as a result of the expansion of our branch network, an increase in the territories we cover and substantial growth in our retail business, particularly in the credit card market. Almost all our employees are located in India. Approximately 9.6% of our employees were managers or senior managers, and 2.4% were assistant vice presidents, vice presidents or group heads. More than 99% of our employees have university degrees.
     We consider our relations with our employees to be good. Our employees do not belong to any union.
     We use incentives in structuring compensation packages and have established a performance-based bonus scheme under which permanent employees have a variable pay component of their salary.
     In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme, required by government regulation, under which the fund is required to pay to employees a minimum annual return, which at present is 8.5%. If the return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.
     We focus on training our employees on a continuous basis. We have a training center in Mumbai, where we conduct regular training programs for our employees. Management and executive trainees generally undergo an 8-12 week training module covering every aspect of banking. We offer courses conducted by both internal and external faculty. In addition to ongoing on-the-job training, we provide employees courses in specific areas or specialized operations on an as-needed basis.
Properties
     Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. These premises were established during the third quarter of fiscal 2004.
     Close to the corporate headquarters is the administrative center at Kamala Mills Compound in Lower Parel, Mumbai. We own our 120,000 square foot operations, training and information technology centers in Chandivili, Mumbai. As of March 31, 2005, we had a network consisting of 467 branches, including 25 extension counters, and 1,147 ATMs, including 600 at non-branch locations. These facilities are located throughout India. Nineteen of these branches are located on properties owned by us; the remaining facilities are located on leased properties. The net book value of all our owned properties, including branches, administrative offices and residential premises as of March 31, 2005, was Rs. 2.5 billion. We also rent property in Chennai to house our disaster recovery site, which we would use to replicate our core banking and transaction systems in the event of a regional calamity in Mumbai.
Legal Proceedings
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
     Our asset growth rate has been significantly higher than the Indian GDP growth rate as well as the growth rate in the Indian banking industry over the last five fiscal years. For example, our total assets in the three year period ended March 31, 2005 grew at a compounded annual growth rate of 29.6%. Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls.
•	recruiting, training and retaining sufficient skilled personnel;

•	upgrading and expanding our technology platform;

•	developing and improving our products and delivery channels;

•	preserving our asset quality as our geographical presence increases and customer profile changes; and

•	maintaining high levels of customer satisfaction.
     An inability to manage our growth effectively could have a material adverse effect on our business and our future financial performance.
Our business is vulnerable to volatility in interest rates.
     Our results of operations depend to a great extent on our net interest revenue. During the fiscal year ended March 31, 2005, net interest revenue after allowances for credit losses represented 61.2% of our net revenue. Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect investment values. This difference could result in an increase in interest expense relative to interest revenue, leading to a reduction in our net interest revenue and net interest margin. In addition, a rise in interest rates could negatively affect demand for our retail loans and other products.
     Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the RBI, deregulation of the financial sector in India, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. Yields on the Indian government’s ten-year bonds were 6.2%, 5.2% and 6.7% as of March 31, 2003, March 31, 2004 and March 31, 2005, respectively.
If the level of non-performing loans in our portfolio increases, then our business could suffer.
     Our gross non-performing loans and impaired credit substitutes represented 1.5% of our gross customer assets as of March 31, 2005. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.2% of our net customer assets portfolio as of March 31, 2005. As of March 31, 2005, we had provided for 133.2% of our total non-performing loans. We cannot assure you that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a relatively young bank and we have not experienced a significant and prolonged downturn in the economy.
     A number of factors outside of our control could affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, movements in global commodity markets, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Indian government. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we may be required to increase our provisions, which may affect our earnings and may result in us being unable to execute our business plan as expected, which could adversely affect the price of our equity shares and ADSs.
We have high concentrations of customer exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected.
     We calculate customer and industry exposure in accordance with the policies established by Indian GAAP and the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds and equity shares). As of March 31, 2005, our ten largest customer exposures totaled approximately Rs. 49.6 billion, representing approximately 109.4% of our capital funds valuation, and none of these were classified as non-performing. Our largest single customer exposure as of that date was Rs. 10.7 billion, representing approximately 23.5% of our capital funds valuation. However, if any of our ten largest customer exposures were to become non-performing, the quality of our portfolio and our business could be adversely affected.
     We monitor our concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2005, our largest industry concentrations were as follows: land transport operators (including commercial vehicle operators which we otherwise classify as retail) (10.8%), automotives (9.5%), the telecommunications industry (3.5%), hire purchase (2.5%), and iron & steel (2.1%). In addition, as of that date, approximately 30% of the concentration of our exposure was retail (excluding commercial vehicle operators). As of that date, our total non-performing loans and investments were concentrated in the following industries: electronics (16.3%), automotives (15.7%), textiles (5.7%) and iron & steel (4.8%).
     In addition, we have funded exposure to several state-sponsored financial institutions primarily to meet directed lending requirements. As of March 31, 2005, this exposure represented 8.1% of our total funded exposure. If these institutions experienced financial difficulties, as a result of difficulties in the sectors to which they lend (such as agriculture and housing) or otherwise, our business could also be adversely affected.
We face greater credit risks than banks in more developed countries.
     One of our principal activities is providing financing to our customers, almost all of whom are based in India. We are subject to the credit risk that our borrowers may not pay us in a timely fashion or at all. The credit risk of all our borrowers is higher than in other developed countries due to the higher uncertainty in our regulatory, political and economic environment. In addition, unlike several developed countries, India does not have a well-established nationwide credit bureau, which may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. Higher credit risk may expose us to greater potential losses, which would adversely affect our business, our future financial performance and the price of our equity shares and ADSs.
We may be unable to foreclose on collateral when borrowers default on their obligations to us, which may result in failure to recover the expected value of collateral security.
     Although we typically lend on a cash-flow basis, we take collateral for a large proportion of our loans, consisting of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as real property, movable assets, such as vehicles, and financial assets, such as marketable securities.

     Although there has been recent legislation which may strengthen the rights of creditors and lead to faster realization of collateral in the event of default, we cannot guarantee that we will be able to realize the full value of our collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, stock market downturns, defects in the perfection of collateral and fraudulent transfers by borrowers. In the event a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed.
     In addition, the RBI has set forth guidelines on corporate debt restructuring. The guidelines envisage that for debt amounts of Rs. 200 million and above, lenders holding greater than 75% of such debt can decide to restructure the debt and such a decision would be binding on the remaining lenders. In situations where we own 25% or less of the debt of a borrower, we could be forced to agree to a long-drawn restructuring of debt, in preference to foreclosure of security or a one-time settlement, which has generally been our practice.
Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.
     We are highly dependent on our management team, including the continued efforts of our Chairman, our Managing Director, and other executive officers. Our future performance will be affected by the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may have a material adverse effect on our business, results of operations, financial condition and ability to grow.
In order to sustain our growth, we will need to maintain a minimum capital adequacy ratio. There is no assurance that we will be able to access the capital markets when necessary to do so.
     The RBI requires a minimum capital adequacy ratio of 9% to our total risk weighted assets. We must maintain this minimum capital adequacy level to support our continuous growth. Our capital adequacy ratio was 12.2% on March 31, 2005, which reflected in part the increased risk weights on consumer credit and investments in mortgage-backed securities pursuant to new directives implemented by the RBI on December 23, 2004. (See “Supervision and Regulation.”) The implementation of the Basel II capital adequacy standards could also result in a decline in our capital adequacy ratio. Our ability to support and grow our business could be limited by a declining capital adequacy ratio if we are unable to or have difficulty accessing the capital markets.
Material changes in Indian banking regulations could harm our business.
     We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas. For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations such as those affecting the extent to which we can engage in specific businesses or those affecting foreign investment in the banking industry, as well as changes in other governmental policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. We cannot assure you that laws and regulations governing the banking sector will not change in the future or that any changes will not adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

We compete directly with banks that are much larger than we are.
     We face strong competition in all areas of our business, and many of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer and deposit bases, larger branch networks and more capital than we do. These banks will become more competitive as they improve their customer services and technology. Some of the other private sector banks in India are also larger than we are, based on such measurements. In addition, we compete directly with foreign banks, some of which are part of the largest multinational financial companies in the world. Due to competitive pressures, we may be unable to execute our growth strategy successfully and offer products and services that generate reasonable returns, which may impact our business and our future financial performance.
Consolidation in the banking industry could adversely affect us.
     The Indian banking industry may experience greater consolidation. Recently, the government has indicated its desire to consolidate certain public sector banks. In addition, there may be mergers and consolidations among private banks. We may face more competition from larger banks as a result of any such consolidation.
Our funding is primarily short and medium-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.
     Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. However, a portion of our assets have long-term maturities, creating a potential for funding mismatches. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position could be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which could have a material adverse effect on our business.
We could be subject to volatility in revenue from our treasury operations.
     Treasury revenue is vulnerable to volatility in the market caused by changes in interest rates, exchange rates, equity prices, commodity prices and other factors. Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and may have an adverse effect on our net revenue. Any decrease in our income due to volatility in revenue from these activities could have a material adverse effect on the price of our equity shares and ADSs.
We could be adversely affected by the development of a nationwide interbank settlement system.
     Currently, there is no nationwide payment system in India, and checks must generally be returned to the city from which written in order to be cleared. Because of mail delivery delays and the variation in city-based interbank clearing practices, check collections can be slow and unpredictable. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we effectively provide a nationwide collection and disbursement system for our corporate clients. We enjoy cash float and earn fees from these services. The RBI has recently introduced a new interbank settlement system called the Real Time Gross Settlement (“RTGS”) system. The system facilitates real time settlements primarily between banks, initially in select locations. This system is currently not fully operational. Once fully operational, this system could have an adverse impact on the cash float and fees we have enjoyed from some of our cash management services and therefore could adversely affect our future financial performance and the price of our equity shares and ADSs.

Because of our many transactions with stock market participants, our business could suffer if there is a prolonged or significant downturn on the Indian stock exchanges.
     We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares and initial public offering finance for retail customers, stock exchange clearing services and depositary accounts. As of March 31, 2005, our capital market exposure was within the ceiling approved by the RBI. Please see “Supervision and Regulation – Regulation Relating to Capital Markets Exposure”. As a result of our exposure to this industry, a significant or prolonged downturn on the Indian stock exchanges could have a material adverse effect on our business and cause the price of equity shares and ADSs to go down.
Significant fraud, system failure or calamities could adversely impact our business.
     We seek to protect our computer systems and network infrastructure from physical break-ins as well as fraud and system failures. Computer break-ins and power and communication disruptions could affect the security of information stored in and transmitted through our computer systems and network infrastructure. We employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Although we intend to continue to implement security technology and establish operational procedures to prevent fraud, break-ins, damage and failures, there can be no assurance that these security measures will be adequate. A significant failure of security measures or operational procedures could have a material adverse effect on our business and our future financial performance.
     In addition, both our centralized data center and our back-up systems are separately located in the greater Mumbai area. In the event of a regional disaster such as an earthquake, it is possible that both systems could be simultaneously damaged or destroyed. Although we have established a remote disaster recovery site at Chennai that replicates our network and certain applications currently based in Mumbai, and believe that we will be able to retrieve critical applications within an optimal time-frame, it would still take some time to make the system fully operational.
HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions.
     HDFC Limited and its subsidiaries owned 22.22% of our equity as of March 31, 2005. So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate the two directors who are not required to retire by rotation to our board, including the Chairman and our Managing Director, subject to RBI approval. Accordingly, HDFC Limited may be able to exercise substantial control over our board and over matters subject to a shareholder vote.
We may face potential conflicts of interest relating to our principal shareholder, HDFC Limited.
     Although we currently have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies or may effectively prevent us from taking advantage of business opportunities. As a result, any conflicts of interest between HDFC Limited and us or any other HDFC group companies and us could adversely affect our business and the price of our equity shares and ADSs.

Recent RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us and could require HDFC Limited to reduce substantially its equity interest in us.
     The RBI recently issued guidelines concerning ownership in private sector banks. The guidelines state that no entity or group of related entities will be permitted to own or control, directly or indirectly, more than 10% of the paid up capital of a private sector bank without RBI approval. The implementation of such a restriction will discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us which otherwise might have been beneficial to stockholders. We believe that the new rules will not be applied to the equity interest in us held by HDFC Limited and its subsidiaries.
We may face increased competition as a result of recently revised guidelines that relax restrictions on the presence of foreign banks in India.
     In March 2004, the Ministry of Commerce and Industry of India revised guidelines on foreign investors in the Indian banking sector. The revised guidelines permit up to 74% of the paid-up capital of a bank to be held by foreign investors and allow foreign banks to operate in India through branches, wholly-owned subsidiaries or subsidiaries that hold an aggregate foreign investment of up to 74% in a private bank. Implementation of the revised guidelines will take place in two phases. From March 2005 to March 2009, foreign banks will be permitted to establish a presence in India only through wholly-owned subsidiaries that meet certain criteria, and the acquisition of holdings in private sector Indian banks will be permitted only with respect to banks identified by the RBI for restructuring. The second phase of implementation of the revised guidelines will commence in April 2009 after a review of the first phase. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and could have a material adverse effect on our business.
If we fail to comply with new regulations of the Securities and Exchange Board of India or with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.
     On October 29, 2004, SEBI issued a circular requiring all Indian stock exchanges to modify Clause 49 of their standard listing agreements. The revised Clause 49 has many requirements that are similar to certain requirements of the Sarbanes Oxley Act of 2002, including requirements relating to the composition and roles of the board of directors and the audit committee, ethics standards, related party disclosures and fraud.
     Among other matters, the revised Clause 49 requires our chief executive officer and chief financial officer to certify that they have evaluated the effectiveness of our internal control systems, have disclosed to our auditors and our board of directors any deficiencies in the design or operation of internal controls and have described the steps taken or proposed to be taken to remediate any identified deficiencies. The consequences of failing to comply are not clear. The revised Clause 49 is scheduled to take effect from December 31, 2005.
     Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”) similarly requires us to include in our Annual Report on Form 20-F management’s assessment of the effectiveness of our internal controls over financial reporting, together with an attestation report from our auditors. Section 404 applies to us as of March 31, 2007.

     We have recently begun a formal process to evaluate our internal controls for the purposes of compliance with Section 404 and the revised Clause 49. Due to the preliminary nature of this work, we cannot say whether we will encounter problems or delays in completing our review or whether we will be able to comply with these requirements by the respective required dates. If we are unable to comply with the requirements of either Section 404 or the revised Clause 49 on a timely basis, our reputation and the value of our securities may be adversely affected.
A change in U.S. GAAP accounting standards for employee stock options is likely to have an adverse impact on our net income.
     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which eliminates the ability to account for share-based compensation transactions using the intrinsic value approach, which we currently use, and requires instead that such transactions be accounted for using a fair-value based method. Application of SFAS 123(R) is likely to reduce our net income from what we would otherwise report using the intrinsic value approach. We are required to apply SFAS 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP after June 15, 2006. In applying the standard, we can elect to follow either a prospective method or a retrospective method under which we would restate our previously issued financial statements. We have not yet decided what method we will use in implementing SFAS 123(R). If we were to adopt the standard using the retrospective method, our net income would have been Rs. 158.2 million less than reported in the year ended March 31, 2004 and Rs. 900.9 million less than reported in the year ended March 31, 2005. See also “Management’s Discussion and Analysis — New Accounting Pronouncements — Share-Based Payments” and Note 2(q) to our audited financial statements included elsewhere herein.
Risks Relating to Investments in Indian Companies
A slowdown in economic growth in India could cause our business to suffer.
     Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. A slowdown in the Indian economy could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets, and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy could be adversely affected by the continuing high oil prices. India’s economy could also be adversely affected by a general rise in interest rates, weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising while that of the industrial, manufacturing and agricultural sectors is declining. It is difficult to gauge the impact of these fundamental economic changes on our business.
Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.
     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2004, has announced policies and taken initiatives that support the economic liberalization policies that have been pursued by previous central governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Any significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries could adversely affect the financial markets and our business.
     Terrorist attacks and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and also adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan might result in investor concern about stability in the region, which could adversely affect the price of our equity shares and ADSs.
     India has also witnessed civil disturbances in recent years and it is possible that future civil unrest as well as other adverse social, economic and political events in India could have an adverse impact on us. Such incidents could also create a greater perception that investment in Indian companies involves a higher degree of risk and could have an adverse impact on our business and the price of our equity shares and ADSs.
Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.
     India has experienced natural calamities such as earthquakes, a tsunami, floods and drought in the past few years. The extent and severity of these natural disasters determines their impact on the Indian economy. For example, as a result of drought conditions in the country during fiscal 2003, the agricultural sector recorded a negative growth of 5.2%. The erratic progress of the monsoon in 2004 also adversely affected sowing operations for certain crops. Further prolonged spells of below normal rainfall or other natural calamities could have a negative impact on the Indian economy, adversely affecting our business and the price of our equity shares and ADSs.
Any downgrading of India’s debt rating by an international rating agency could have a negative impact on our business.
     Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our ability to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. This could have an adverse effect on our business and future financial performance and our ability to obtain financing and fund our growth.
Risks Relating to the ADSs and Equity Shares
Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.
     Historically, our ADSs have traded on the New York Stock Exchange at a substantial premium to the trading prices of our underlying equity shares on the Indian stock exchanges. Please see “Price Range of Our American Depositary Shares and Equity Shares” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. The completion of the offering pursuant to the registration statement of form F-3 filed on January 11, 2005, significantly increased the number of ADSs we have outstanding. Over time some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. No assurances can be made that the historical premium enjoyed by ADSs compared to equity shares will not be reduced or eliminated as a result of this offering or similar transactions in the future, a change in Indian law permitting further conversion of equity shares into ADSs or changes in investor preferences.

You will not be able to vote your ADSs.
     Investors in ADSs will have no voting rights, unlike holders of the equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities.”
Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.
     India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADS depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities.”
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
     The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. For example, on May 17, 2004, the BSE Sensex fell by 565 points from 5,070 to 4,505 but is currently at an all time high; it closed at 8,445 on September 19, 2005. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Although the price of our stock has not been as volatile as the markets generally, future fluctuations could have a material adverse affect on the price of our equity shares and ADSs.
Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.
     The equity shares represented by our ADSs are listed on the National Stock Exchange and The Stock Exchange, Mumbai. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on these stock exchanges in a timely manner.
You may be unable to exercise preemptive rights available to other shareholders.
     A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the company’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.
Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.
     Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of your investment in our ADSs. Specifically, if the relative value of the Indian rupee to the U.S. dollar declines, as it generally has over the past several years, each of the following values will also decline:
•	the U.S. dollar equivalent of the Indian rupee trading price of our equity shares in India and, indirectly, the U.S. dollar trading price of our ADSs in the United States;

•	the U.S. dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary; and

•	the U.S. dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by our ADSs.
Financial instability in other countries, particularly emerging market countries, could disrupt our business and affect the price of our equity shares and ADSs.
     Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our business, our future financial performance, our shareholders’ equity and the price of our equity shares and ADSs.
You may not be able to enforce a judgment of a foreign court against us.
     We are a limited liability company incorporated under the laws of India. As of March 31, 2005, all but one of our directors and executive officers and some of the experts named in this report are residents of India, and almost all of our assets and the assets of these persons are located in India. It may not be possible for investors in our ADSs to effect service of process outside India upon us or our directors and executive officers and experts named in the report that are residents of India or to enforce judgments obtained against us or these persons in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.
There may be less company information available on Indian securities markets than securities markets in developed countries.
     There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. SEBI and the stock exchanges are responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES
Our ADSs, each representing three equity shares, par value Indian Rs. 10 per share, are listed on the New York Stock Exchange under the symbol “HDB.” Our equity shares, including those underlying the ADSs, are listed on the National Stock Exchange under the symbol HDFCBANK and The Stock Exchange, Mumbai under the code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter, December 31 for the third quarter and March 31 for the fourth quarter.
Trading Prices of Our ADSs on the New York Stock Exchange
The following table shows:
•	the reported high and low prices for our ADSs in U.S. dollars on the New York Stock Exchange; and

•	the average daily trading volume for our ADSs on the New York Stock Exchange.

	Price per ADS				Average daily ADS
					trading volume
	High		Low		(Number of ADSs)
Fiscal
2002 (beginning July 20, 2001)	US$	17.3	US$	12.4	63,318
2003		16.3		11.9	42,778
2004
First Quarter		19.3		15.4	42,013
Second Quarter		23.8		18.8	63,563
Third Quarter		34.4		21.9	79,561
Fourth Quarter		34.9		27.0	87,982
2005
First Quarter		33.1		19.6	103,313
Second Quarter		34.0		25.7	37,966
Third Quarter		45.9		30.5	88,325
Fourth Quarter		50.0		38.8	194,834
Most Recent Six Months
March 2005		50.0		38.8	193,195
April 2005		45.2		40.0	118,748
May 2005		44.3		40.7	135,414
June 2005		48.5		41.3	129,059
July 2005		52.7		45.3	177,835
August 2005		52.3		45.7	102,587

Trading Prices of Our Equity Shares on the National Stock Exchange
The following table shows:
•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per				Price per				Average daily
	Equity share				equity share				Equity share
	High		Low		High		Low		trading volume
Fiscal
2001	Rs.	285.0	Rs.	185.1	US$	6.5	US$	4.2	153,089
2002		255.0		184.1		5.8		4.2	85,109
2003		256.0		186.0		5.9		4.3	94,016
2004
First Quarter		267.2		231.0		6.1		5.3	147,219
Second Quarter		303.5		235.1		7.0		5.4	258,724
Third Quarter		385.1		265.5		8.8		6.1	401,645
Fourth Quarter		406.8		300.6		9.3		6.9	365,279
2005
First Quarter		400.0		256.2		9.2		5.9	250,044
Second Quarter		416.7		341.1		9.6		7.8	338,098
Third Quarter		530.0		396.2		12.2		9.1	346,242
Fourth Quarter		628.6		475.1		14.4		10.9	366,794
Most Recent Six Months
March		628.6		508.0		14.4		11.6	279,143
April		632.3		516.1		14.5		11.8	223,333
May		554.9		448.0		12.7		10.3	198,483
June		643.0		534.0		14.7		12.2	358,837
July		730.0		537.9		16.7		12.3	506,975
August		765.0		628.3		17.5		14.4	350,942
The closing price for our equity shares on the National Stock Exchange was Rs. 670.0 (U.S.$15.4) per share on September 23, 2005.
As of March 31, 2005 there were 193,785 holders of record of our equity shares, excluding ADSs, of which 38 had registered addresses in the United States and held an aggregate of 35,542 of our equity shares.

DESCRIPTION OF EQUITY SHARES
We incorporate by reference the information disclosed under “Description of Equity Shares” in our registration statement on Form F-3 filed on January 11, 2005 (File No. 333-121096).

DIVIDEND POLICY
     We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share				Total amount of dividends paid(1)
	(In millions)
Relating to Fiscal Year
2001	Rs.	2.00	US$	0.046	Rs.	487.2	US$	11.2
2002		2.50		0.057		703.4		16.1
2003		3.00		0.069		850.5		19.5
2004		3.50		0.080		1,000.5		22.9
2005		4.50		0.103		1,400.7		32.1

(1)	Includes dividends paid on shares held by the Employees Welfare Trust.
Our dividends are generally declared and paid in the fiscal year following the year to which they relate. Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors.
Currently, we pay a 12.5% direct tax, a 10% surcharge and a 2% add-on tax in respect of dividends paid by us. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied, and in fiscal 2003, tax on dividends was payable by shareholders.
Future dividends will depend on our revenues, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. Cash dividends in respect of the equity shares represented by ADSs will be paid to the depositary in Indian rupees and, except in certain instances, will be converted by the depositary into U.S. dollars. The depositary will distribute these proceeds to ADS holders. The equity shares represented by ADSs will rank equally with all other equity shares in respect of dividends.
For a description of regulation of dividends, see “Supervision and Regulation — Requirements of the Banking Regulation Act — Restrictions on Payment of Dividends.”

SELECTED FINANCIAL AND OTHER DATA
The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2003, 2004 and 2005 and the selected balance sheet data as of March 31, 2004 and 2005 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2001, March 31, 2002, March 31, 2003 and selected income data for the years ended March 31, 2001 and March 31, 2002 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2005, have been translated into U.S. dollars at the rate on such date of Rs. 43.62 per U.S.$1.00.
You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Years ended March 31,
	2001		2002		2003		2004		2005		2005
	(In millions, except per equity share data)
Selected income statement data:
Interest and dividend revenue	Rs.	12,561.5	Rs.	16,448.0	Rs.	19,424.8	Rs.	24,591.5	Rs.	29,209.4	US$	669.6
Interest expense		7,573.4		10,762.5		11,779.2		11,983.1		13,223.7		303.2

Net interest revenue		4,988.1		5,685.5		7,645.6		12,608.4		15,985.7		366.4
Allowance for credit losses, net		247.0		451.6		741.5		2,343.4		3,048.2		69.9

Net interest revenue after allowance for credit losses		4,741.1		5,233.9		6,904.1		10,265.0		12,937.5		296.5
Non-interest revenue, net		1,627.1		3,215.1		4,397.3		4,697.6		8,211.5		188.3

Net revenue		6,368.2		8,449.0		11,301.4		14,962.6		21,149.0		484.8
Non-interest expense		3,162.5		4,196.0		6,057.9		8,369.3		11,413.9		261.6

Income before income taxes		3,205.7		4,253.0		5,243.5		6,593.3		9,735.1		223.2
Income tax expense		1,065.1		1,294.6		1,729.7		1,838.8		3,125.4		71.7

Net income	Rs.	2,140.6	Rs.	2,958.4	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7	US$	151.5

Per equity share data:
Earnings per share, basic	Rs.	8.97	Rs.	11.10	Rs.	12.57	Rs.	16.87	Rs.	22.78	US$	0.52
Earnings per share, diluted		8.97		11.04		12.51		16.70		22.60		0.52
Dividends per share		2.00		2.50		3.00		3.50		4.50		0.10
Book value(1)		44.88		79.06		93.36		110.36		159.22		3.65

Equity share data:
Equity shares outstanding at end of period		239.7		279.0		279.7		282.8		309.9		309.9
Weighted average equity shares outstanding — basic		238.6		266.6		279.6		281.9		290.1		290.1
Weighted average equity shares outstanding — diluted		241.2		267.9		281.4		284.7		292.5		292.5

	Years ended March 31,
	2001		2002		2003	2004		2005		2005
	(In millions)
Selected balance sheet data:
Total assets	Rs.	161,128.5	Rs.	243,032.2	Rs311,840.7	Rs.	426,835.6	Rs.	529,454.2	US$	12,137.9
Cash and cash equivalents		26,121.1		34,590.6	23,944.9		33,010.4		37,575.8		861.5
Term placements (2)		—		—	7,747.4		3,565.2		8,699.6		199.4
Loans, net of allowance		51,083.2		71,528.9	118,299.9		177,681.1		256,486.9		5,880.0
Of which:
Non-performing loans, net of specific allowances		485.5		536.4	683.3		269.9		591.4		13.5
Investments:
Investments held for trading		—		3,837.6	3,976.1		6,233.8		1,278.5		29.3
Investments available for sale		69,928.9		80,320.6	98,929.2		133,274.6		204,292.8		4,683.5
Investments held to maturity(3)		—		35,429.9	38,426.7		36,368.4		—		—
Total		69,928.9		119,588.1	141,332.0		175,876.8		205,571.3		4,712.8
Of which:
Credit substitutes(4)		22,344.2		35,126.0	29,752.8		16,557.9		13,880.9		318.2
Total liabilities		150,368.7		220,971.3	285,727.6		395,619.8		480,116.2		11,006.8
Long-term debt		2,220.6		2,157.9	2,116.0		6,086.0		5,028.1		115.3
Short-term borrowings		16,671.2		21,600.3	21,579.6		24,064.2		62,079.1		1,423.2
Total deposits		116,581.1		176,538.1	223,760.0		304,062.0		363,542.5		8,334.3
Shareholders’ equity		10,759.8		22,060.9	26,113.1		31,215.8		49,338.0		1,131.1

	Years ended March 31,
	2001		2002		2003		2004		2005		2005
	(In millions)
Period average(5)
Total assets	Rs.	130,056.0	Rs.	202,013.2	Rs.	257,020.8	Rs.	357,123.8	Rs.	448,029.6	US$	10,271.2
Interest-earning assets		119,714.5		183,488.8		230,451.9		327,523.4		424,620.1		9,734.5
Loans, net of allowance		39,004.4		59,374.9		82,461.2		136,527.4		204,919.0		4,697.8
Total liabilities		120,216.2		185,512.4		232,933.8		328,458.9		407,265.5		9,336.7
Interest-bearing liabilities		86,738.9		137,681.1		175,598.6		236,551.0		298,276.8		6,838.1
Long-term debt		1,718.2		2,159.7		2,280.3		2,605.9		5,371.3		123.1
Short-term borrowings		10,472.9		18,105.9		15,362.9		33,040.7		42,594.6		976.5
Total deposits		97,110.9		142,854.5		186,847.7		262,707.7		342,693.5		7,856.3
Of which:
Interest-bearing deposits		74,547.8		117,415.5		157,955.4		200,904.4		250,310.9		5,738.5
Shareholders’ equity		9,839.8		16,500.8		24,087.0		28,664.9		40,764.1		934.5

	As of or for the years ended March 31,
	2001	2002	2003	2004	2005
	(In percentage)
Profitability:
Net income as a percentage of:
Average total assets	1.6	1.5	1.4	1.3	1.5
Average shareholders’ equity	21.8	17.9	14.6	16.6	16.2
Dividend payout ratio(6)	22.8	23.8	24.2	21.0	21.2
Spread(7)	3.6	2.4	2.7	3.5	3.5
Net interest margin(8)	4.2	3.1	3.3	3.8	3.8
Cost-to-net revenue ratio(9)	49.7	49.7	53.6	55.9	54.0
Cost-to-average assets ratio(10)	2.4	2.1	2.4	2.3	2.5
Capital:
Total capital adequacy ratio(11)	11.1	13.9	11.1	11.7	12.2
Tier 1 capital adequacy ratio(11)	8.7	10.8	9.5	8.0	9.6
Tier 2 capital adequacy ratio(11)	2.4	3.1	1.6	3.7	2.6
Average shareholders’ equity as a percentage of average total assets	7.6	8.2	9.4	8.0	9.1
Asset quality:
Gross non-performing loans as a percentage of gross loans	2.9	2.7	2.0	1.7	1.6
Gross non-performing customer assets as a percentage of gross customer assets(12)	2.1	1.9	1.6	1.6	1.5
Net non-performing loans as a percentage of net loans	1.0	0.7	0.6	0.2	0.2
Net non-performing customer assets as a percentage of net customer assets(12)	0.7	0.5	0.5	0.2	0.2
Net non-performing loans as a percentage of total assets	0.3	0.2	0.2	0.1	0.1
Specific allowance for credit losses as a percentage of gross non-performing loans	67.6	72.6	71.1	91.0	85.5
Total allowance for credit losses as a percentage of gross non-performing loans	77.1	81.9	78.8	116.8	133.2
Allowance for credit losses as a percentage of gross total loans	2.2	2.2	1.6	1.9	2.1

(1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.

(2)	Includes placements with banks and financial institutions with original maturities of greater than three months.

(3)	During the year ended March 31, 2005, we transferred certain securities classified as held to maturity to the available for sale category for reasons not permitted under U.S. GAAP. As a result we were required to transfer all remaining securities to the available for sale category and we are prevented from establishing a held to maturity portfolio until after March 31, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(4)	Credit substitutes consist of investments in commercial paper, debentures and preference shares issued by our corporate customers. See “Business — Commercial Banking Products — Commercial Loan Products and Credit Substitutes.”

(5)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.

(6)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends of each year are typically paid in the following fiscal year. See “Dividend Policy.”

(7)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.

(8)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(9)	Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.

(10)	Represents the ratio of non-interest expense to average total assets.

(11)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the Reserve Bank of India, based on financial statements prepared in accordance with Indian GAAP. See “Supervision and Regulation.”

(12)	Customer assets consist of loans and credit substitutes.

SELECTED STATISTICAL INFORMATION
     The following information should be read together with our financial statements included in this report as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All amounts presented in this section are in accordance with U.S. GAAP, other than capital adequacy ratios, and are audited, except for average amounts. Footnotes appear at the end of each related section of tables.
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

	Years ended March 31,
	2003					2004					2005
			Interest		Average			Interest		Average			Interest		Average
	Average		revenue/		yield/	Average		revenue/		yield/	Average		revenue/		Yield/
	Balance		expense		cost	Balance		expense		cost	balance		expense		cost
	(In millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	11,857.7	Rs.	549.0	4.6%	Rs.	24,370.4	Rs.	856.8	3.5%	Rs.	30,541.2	Rs.	835.9	2.7%
Term placements		9,765.0		684.4	7.0%		5,104.8		252.8	5.0%		6,132.4		398.6	6.5%
Investments available for sale:
Tax free(1)		7,779.0		494.5	6.4%		25,286.0		1,475.6	5.8%		19,486.5		926.9	4.8%
Taxable		75,867.8		5,649.5	7.4%		99,107.3		7,129.2	7.2%		151,689.8		9,678.8	6.4%
Investments held to maturity		36,775.4		3,763.2	10.2%		31,576.2		2,882.5	9.1%		10,001.0		793.4	7.9%
Investments held for trading		5,945.8		478.9	8.1%		5,551.3		289.6	5.2%		1,850.2		144.4	7.8%
Loans, net:
Retail loans		20,846.5		2,016.2	9.7%		52,903.7		4,829.9	9.1%		94,398.6		8,304.8	8.8%
Wholesale loans		61,614.7		5,789.1	9.4%		83,623.7		6,875.1	8.2%		110,520.4		8,126.6	7.4%

Total interest-earning assets:	Rs.	230,451.9	Rs.	19,424.8	8.4%	Rs.	327,523.4	Rs.	24,591.5	7.5%	Rs.	424,620.1	Rs.	29,209.4	6.9%

Non-interest-earning assets:
Cash		848.3					1,631.4					2,732.5
Property and equipment		4,924.5					5,424.2					6,251.2
Other assets		20,796.1					22,544.8					14,425.8

Total non-interest earning assets		26,568.9					29,600.4					23,409.5

Total assets	Rs.	257,020.8	Rs.	19,424.8	7.6%	Rs.	357,123.8	Rs.	24,591.5	6.9%	Rs.	448,029.6	Rs.	29,209.4	6.5%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	36,419.7	Rs.	1,125.2	3.1%	Rs.	61,535.8	Rs.	1,633.9	2.7%	Rs.	97,026.4	Rs.	2,539.2	2.6%
Time deposits		121,535.7		9,383.3	7.7%		139,368.6		8,645.3	6.2%		153,284.5		8,534.9	5.6%
Short-term borrowings(2)		15,362.9		1,032.9	6.7%		33,040.7		1,435.9	4.3%		42,594.6		1,759.4	4.1%
Long-term debt		2,280.3		237.8	10.4%		2,605.9		268.0	10.3%		5,371.3		390.2	7.3%

Total interest-bearing liabilities	Rs.	175,598.6	Rs.	11,779.2	6.7%	Rs.	236,551.0		11,983.1	5.1%	Rs.	298,276.8	Rs.	13,223.7	4.4%

Non-interest-bearing liabilities:
Non-interest-bearing deposits (3)		28,892.3					61,803.3					92,382.6
Other liabilities		28,442.9					30,104.6					16,606.1
Total non-interest-bearing liabilities		57,335.2					91,907.9					108,988.7

Total liabilities	Rs.	232,933.8	Rs.	11,779.2	5.1%	Rs.	328,458.9	Rs.	11,983.1	3.6%	Rs.	407,265.5	Rs.	13,223.7	3.2%

Shareholders’ equity		24,087.0					28,664.9					40,764.1

Total liabilities and shareholders’ equity	Rs.	257,020.8	Rs.	11,779.2	4.6%	Rs.	357,123.8	Rs.	11,983.1	3.4%	Rs.	448,029.6	Rs.	13,223.7	3.0%

(1)	Yields on tax free securities are not on a tax equivalent basis.

(2)	Includes securities sold under repurchase agreements.

(3)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate
     The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and changes in average rates.

	Fiscal 2004 vs. Fiscal 2003						Fiscal 2005 vs. Fiscal 2004
	Increase (decrease)(1) due to						Increase (decrease)(1) due to
			Change in						Change in
	Net		Average		Change in		Net		Average		Change in
	Change		Volume		Average Rate		Change		Volume		Average Rate
	(In millions)
Interest revenue:
Cash equivalents	Rs.	307.8	Rs.	579.3	Rs.	(271.5)	Rs.	(20.9)	Rs.	216.9	Rs.	(237.8)
Term placements		(431.6)		(326.6)		(105.0)		145.8		50.9		94.9
Investments available for sale:
Tax free		981.1		1,112.9		(131.8)		(548.7)		(338.4)		(210.3)
Taxable		1,479.7		1,730.5		(250.8)		2,549.6		3,782.5		(1,232.9)
Investments held to maturity		(880.7)		(532.0)		(348.7)		(2,089.1)		(1,969.5)		(119.6)
Investments held for trading		(189.3)		(31.8)		(157.5)		(145.2)		(193.1)		47.9
Loans, net:
Retail loans		2,813.7		3,100.5		(286.8)		3,474.9		3,788.3		(313.4)
Wholesale loans		1,086.0		2,067.9		(981.9)		1,251.5		2,211.3		(959.8)

Total interest-earning assets	Rs.	5,166.7	Rs.	7,700.7	Rs.	(2,534.0)	Rs.	4,617.9	Rs.	7,548.9	Rs.	(2,931.0)

Interest expense:
Savings account deposits	Rs.	508.7	Rs.	776.0	Rs.	(267.3)	Rs.	905.3	Rs.	942.3	Rs.	(37.0)
Time deposits		(738.0)		1,376.8		(2,114.8)		(110.4)		863.2		(973.6)
Short-term borrowings		403.0		1,188.5		(785.5)		323.5		415.2		(91.7)
Long-term debt		30.2		34.0		(3.8)		122.2		284.4		(162.2)

Total interest-bearing liabilities	Rs.	203.9	Rs.	3,375.3	Rs.	(3,171.4)	Rs.	1,240.6	Rs.	2,505.1	Rs.	(1,264.5)

Net interest revenue	Rs.	4,962.8	Rs.	4,325.4	Rs.	637.4	Rs.	3,377.3	Rs.	5,043.8	Rs.	(1,666.5)

(1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.
Yields, Spreads and Margins
     The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Years ended March 31,
	2003		2004		2005
	(In millions, except percentages)
Interest revenue	Rs.	19,424.8	Rs.	24,591.5	Rs.	29,209.4
Average interest-earning assets		230,451.9		327,523.4		424,620.1
Interest expense		11,779.2		11,983.1		13,223.7
Average interest-bearing liabilities		175,598.6		236,551.0		298,276.8
Average total assets		257,020.8		357,123.8		448,029.6
Average interest-earning assets as a percentage of average total assets		89.7%		91.7%		94.8%
Average interest-bearing liabilities as a percentage of average total assets		68.3%		66.2%		66.6%
Average interest-earning assets as a percentage of average interest-bearing liabilities		131.2%		138.5%		142.4%
Yield		8.4%		7.5%		6.9%
Cost of funds (1)		5.1%		3.6%		3.2%
Spread (2)		2.7%		3.5%		3.5%
Net interest margin (3)		3.3%		3.8%		3.8%

(1)	Excludes shareholders’ equity.

(2)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.

(3)	Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.
Returns on Equity and Assets
     The following table presents selected financial ratios for the periods indicated.

	Years ended March 31,
	2003		2004		2005
	(In millions, except percentages)
Net income	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7
Average total assets		257,020.8		357,123.8		448,029.6
Average shareholders’ equity		24,087.0		28,664.9		40,764.1
Net income as a percentage of average total assets		1.4%		1.3%		1.5%
Net income as a percentage of average shareholders’ equity		14.6%		16.6%		16.2%
Dividend payout ratio		24.2%		21.0%		21.2%
Average shareholders’ equity as a percentage of average total assets		9.4%		8.0%		9.1%
Investment Portfolio
     Available for Sale Investments
     The following tables set forth, as of the dates indicated, information related to our investments available for sale

	At March 31,
	2003								2004								2005
			Gross		Gross						Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost		Gain		Loss		Value		Cost		Gain		Loss		Value		Cost		Gain		Loss		Value
	(In millions)
Government securities	Rs.	45,149.6	Rs.	784.8	Rs.	19.1	Rs.	45,915.3	Rs.	63,535.0	Rs.	1,426.9	Rs.	37.4	Rs.	64,924.5	Rs.	111,482.3	Rs.	1,017.4	Rs.	672.2	Rs.	111,827.5
Other debt securities		29,357.8		1,802.3		186.7		30,973.4		30,554.7		2,106.7		101.1		32,560.3		39,320.6		1,171.1		181.1		40,310.6

Total debt securities		74,507.4		2,587.1		205.8		76,888.7		94,089.7		3,533.6		138.5		97,484.8		150,802.9		2,188.5		853.3		152,138.1

Non-debt securities		21,649.8		493.0		102.3		22,040.5		35,083.4		907.4		201.0		35,789.8		51,930.2		506.3		281.8		52,154.7

Total	Rs.	96,157.2	Rs.	3,080.1	Rs.	308.1	Rs.	98,929.2	Rs.	129,173.1	Rs.	4,441.0	Rs.	339.5	Rs.	133,274.6	Rs.	202,733.1	Rs.	2,694.8	Rs.	1,135.1	Rs.	204,292.8

     Held to Maturity Investments
     The following table sets forth, as of the dates indicated, information related to our investments held to maturity:

	At March 31,
	2003								2004
			Gross		Gross						Gross		Gross
	Fair		Unrealized		Unrealized		Amortized		Fair		Unrealized		Unrealized		Amortized
	Value		Gain		Loss		Cost		Value		Gain		Loss		Cost
	(In millions)
Government securities	Rs.	20,392.6	Rs.	1,145.5	Rs.	7.3	Rs.	19,254.4	Rs.	28,424.2	Rs.	1,180.1	Rs.	1.1	Rs.	27,245.2
Other debt securities		19,715.7		580.9		37.5		19,172.3		9,633.4		511.1		0.9		9,123.2

Total debt securities		40,108.3		1,726.4		44.8		38,426.7		38,057.6		1,691.2		2.0		36,368.4

Non-debt securities		—		—		—		—		—		—		—		—

Total	Rs.	40,108.3	Rs.	1,726.4	Rs.	44.8	Rs.	38,426.7	Rs.	38,057.6	Rs.	1,691.2	Rs.	2.0	Rs.	36,368.4

     As of March 31, 2005, we had no investments held to maturity.
     Held for Trading Investments
     The following tables set forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2003								2004								2005
			Gross		Gross						Gross		Gross						Gross		Gross
	Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair		Amortized		Unrealized		Unrealized		Fair
	Cost		Gain		Loss		Value		Cost		Gain		Loss		Value		Cost		Gain		Loss		Value
	(In millions)
Government securities	Rs.	3,783.4	Rs.	—	Rs.	36.6	Rs.	3,746.8	Rs.	4,244.2	Rs.	25.0	Rs.	—	Rs.	4,269.2	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5
Other debt securities		244.4		—		15.1		229.3		1,986.6		1.1		23.1		1,964.6		—		—		—		—

Total debt securities		4,027.8		—		51.7		3,976.1		6,230.8		26.1		23.1		6,233.8		1,278.5		—		—		1,278.5

Non-debt securities		—		—		—		—		—		—		—		—		—		—		—		—

Total	Rs.	4,027.8	Rs.	—	Rs.	51.7	Rs.	3,976.1	Rs.	6,230.8	Rs.	26.1	Rs.	23.1	Rs.	6,233.8	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5

Residual Maturity Profile
     The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available for sale securities and their market yields.

	At March 31, 2005
	Up to One Year			One to Five Years			Five to Ten Years			More than Ten Years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(In millions, except percentages)
Government securities	Rs.	21,135.0	6.9%	Rs.	41,046.1	8.9%	Rs.	31,457.4	7.5%	Rs.	18,189.0	4.8%
Other debt securities		11,300.8	6.5%		25,323.1	6.5%		3,686.7	5.8%		—	—

Total debt securities, fair value		32,435.8	6.6%		66,369.2	8.0%		35,144.1	7.3%		18,189.0	4.8%

Total amortized cost	Rs.	32,319.6		Rs.	66,164.0		Rs.	34,569.4		Rs.	17,749.9

Funding
     Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 65.9% and 69.2% of total deposits as of March 31, 2004 and March 31, 2005, respectively. Wholesale banking deposits represented 34.1% and 30.8% of total deposits as of March 31, 2004 and March 31, 2005, respectively.

     Total Deposits
     The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average daily balance for the relevant period) of savings deposits was 3.1% in fiscal 2003, 2.7% in fiscal 2004 and 2.6% in fiscal 2005. The average cost of time deposits was 7.7% in fiscal 2003, 6.2% in fiscal 2004 and 5.6% in fiscal 2005. The average deposits for the periods set forth are as follows:

	Years ended March 31,
	2003			2004			2005
	Amount		% of total	Amount		% of total	Amount		% of total
	(In millions, except percentages)
Current deposits(1)	Rs.	28,892.3	15.5%	Rs.	61,803.3	23.5%	Rs.	92,382.6	27.0%
Savings deposits		36,419.7	19.5		61,535.8	23.4		97,026.4	28.3
Time deposits		121,535.7	65.0		139,368.6	53.1		153,284.5	44.7

Total	Rs.	186,847.7	100.0%	Rs.	262,707.7	100.0%	Rs.	342,693.5	100.0%

(1)	Includes current accounts and cash floats from transactional services.
     As of March 31, 2005, individual time deposits in excess of Rs. 0.1 million have a balance to maturity profile as follows:

	At March 31, 2005
	Up to 3						More than 1
	months		3 to 6 months		6 to 12 months		year
	(In millions)
Balance to maturity for deposits exceeding Rs. 0.1 million each	Rs.	14,199.5	Rs.	20,862.9	Rs.	14,781.9	Rs.	90,401.4
     Short-term Borrowings
     The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings exclude deposits and securities sold under repurchase agreements.

	Years ended March 31,
	2003		2004		2005
	(In millions, except percentages)
Period end balance	Rs.	21,579.6	Rs.	24,064.2	Rs.	62,079.1
Average balance during the period	Rs.	15,362.9	Rs.	33,040.7	Rs.	42,594.6
Maximum outstanding	Rs.	32,221.7	Rs.	52,274.3	Rs.	62,079.1
Average interest rate during the period (1)		6.7%		4.3%		4.1%
Average interest rate at period end(2)		6.9%		4.1%		4.3%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.

(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2003, 2004 and 2005.
     Subordinated Debt
     We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. We issued three tranches of subordinated debt securities during calendar years 1998, 1999 and 2001 at coupon rates of 13.0%, 13.75% and 11.00% respectively. The 1998 tranche was repaid at maturity in fiscal 2004. The 1999 and 2001 tranches are repayable in fiscal 2007. On February 4, 2004, we issued subordinated debt securities aggregating Rs. 4.0 billion, of which Rs. 3.95 billion carries a coupon rate of 5.90% and matures in May 2013 and Rs. 50 million carries a coupon rate of 6.0% and matures in May 2016. We currently have

Rs.5.0 billion aggregate principal amount of subordinated debt outstanding, of which Rs. 4.2 billion qualified as Tier 2 capital
Asset Liability Gap and Interest Sensitivity Data
     The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2005
							6-12		Total within		Greater than One Year and		Greater than Three Years and		Greater than
	0-28 Days		29-90 Days		91-180 Days		Months		One Year		up to Three Years		up to Five Years		Five Years		Total
	(In millions, except percentages)
Cash and cash equivalents(2)(3)	Rs.	17,675.4	Rs.	1,952.4	Rs.	2,181.8	Rs.	2,145.4	Rs.	3,955.0	Rs.	12,948.3	Rs.	672.5	Rs.	—	Rs.	37,575.8
Term placements		—		105.1		771.0		6,006.8		6,882.9		302.6		478.0		1,036.1		8,699.6
Investments held for trading(4)		1,189.0		89.5		—		—		1,278.5		—		—		—		1,278.5
Investments available for sale (5)(6)		7,077.8		4,104.9		9,814.3		11,438.8		32,435.8		37,541.0		28,828.3		105,487.7		204,292.8
Loans, net (7) (8)		45,457.9		52,161.4		18,062.4		54,175.9		169,857.6		69,980.7		14,834.8		1,813.8		256,486.9
Accrued interest receivable		4,912.1		—		—		—		4,912.1		—		—		—		4,912.1
Other assets		6,854.3		—		—		—		6,854.3		2,271.0		—		—		9,125.3

Total financial assets	Rs.	83,166.5	Rs.	58,413.3	Rs.	30,829.5	Rs.	73,766.9	Rs.	246,176.2	Rs.	123,043.6	Rs.	44,813.6	Rs.	108,337.6	Rs.	522,371.0

Deposits (9)		39,316.2		19,422.6		21,047.7		30,140.8		109,927.3		242,934.7		10,680.5		—		363,542.5
Debt (10)		51,765.2		4,017.5		6,156.8		8.3		61,947.8		1,011.7		147.7		4,000.0		67,107.2
Other Liabilities		49,466.5		—		—		—		49,466.5		—		—		—		49,466.5

Total financial liabilities	Rs.	140,547.9	Rs.	23,440.1	Rs.	27,204.5	Rs.	30,149.1	Rs.	221,341.6	Rs.	243,946.4	Rs.	10,828.2	Rs.	4,000.0	Rs.	480,116.2

Asset/Liability Gap	Rs.	(57,381.4)	Rs.	34,973.2	Rs.	3,625.0	Rs.	43,617.8	Rs.	24,834.6	Rs.	(120,902.8)	Rs.	33,985.4	Rs.	104,337.6	Rs.	42,254.8

Cumulative gap	Rs.	(57,381.4)	Rs.	(22,408.2)	Rs.	(18,783.2)	Rs.	24,834.6	Rs.	24,834.6	Rs.	(96,068.2)	Rs.	(62,082.8)	Rs.	42,254.8	Rs.	84,509.6
Cumulative gap as a percentage of total financial assets		(69.0)%		(38.4)%		(60.9)%		33.7%		10.1%		(78.1)%		(138.5)%		39.0%		16.2%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.

(2)	Cash on hand is classified in the “0-28” days category.

(3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances to the applicable maturity categories on a basis proportionate to the classification of related deposits.

(4)	Securities in the trading book are classified in the “0-28” days or “29-90” days categories based on the expected time of realization for such investments.

(5)	Securities held towards satisfying the statutory liquidity requirement (“SLR”) prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.

(6)	Shares are classified in the “greater than five years” category and units of open ended mutual funds are classified in the “0-28” days category.

(7)	Includes net non-performing loans which are classified in the “greater than five years” category.

(8)	Ambiguous maturity overdrafts are classified under various maturity categories based on historical behavioral analyses that we have performed to determine the appropriate maturity categorization of such advances.

(9)	Non-maturity deposits are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.

(10)	Includes short-term borrowings and long-term debt.
     For further information on how we manage our asset liability risk, see “Business — Market Risk.”

     Loan Portfolio and Credit Substitutes
     As of March 31, 2005, our gross loan portfolio was Rs. 261.9 billion and represented approximately 2.3 million contracts outstanding. As of that date, our gross credit substitutes outstanding were Rs. 13.9 billion and represented approximately 90 credit substitutes outstanding. Almost all of our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business — Retail Banking — Retail Loan Products” and “Business — Wholesale Banking — Commercial Banking Products — Commercial Loan Products and Credit Substitutes.”
     The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2001		2002		2003		2004		2005
	(In millions)
Retail loans	Rs.	8,447.1	Rs.	14,301.3	Rs.	34,414.2	Rs.	73,251.6	Rs.	112,666.0
Wholesale loans		43,790.4		58,833.5		85,752.4		107,923.8		149,259.4

Gross loans	Rs.	52,237.5	Rs.	73,134.8	Rs.	120,166.6	Rs.	181,175.4	Rs.	261,925.4
Credit substitutes (at fair value)		22,344.2		35,329.9		30,255.5		17,041.5		13,880.9

Gross loans plus credit substitutes	Rs.	74,581.7	Rs.	108,464.7	Rs.150,422.1		Rs.	198,216.9	Rs.	275,806.3

     Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes
     The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes (at fair value):

	At March 31, 2005
	Due in one		Due in one		Due after
	year or less		to five years		five years
	(In millions)
Retail loans	Rs.	61,469.3	Rs.	49,352.0	Rs.	1,844.7
Wholesale loans		114,001.5		31,032.6		4,225.3

Gross loans	Rs.	175,470.8	Rs.	80,384.6	Rs.	6,070.0
Credit substitutes		3,978.1		7,130.0		2,772.8

Gross loans plus credit substitutes	Rs.	179,448.9	Rs.	87,514.6	Rs.	8,842.8

	At March 31, 2005
	Due in one		Due in one		Due after
	year or less		to five years		five years
	(In millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	1,940.3	Rs.	—	Rs.	—
Fixed rates		173,530.5		80,384.6		6,070.0

Gross loans		175,470.8		80,384.6		6,070.0

Interest rate classification of credit substitutes by maturity:
Variable rates		250.0		—		—
Fixed rates		3,728.1		7,130.0		2,772.8

Gross credit substitutes		3,978.1		7,130.0		2,772.8

Interest rate classification of loans and credit substitutes by maturity:
Variable rates		2,190.3		—		—
Fixed rates		177,258.6		87,514.6		8,842.8

Gross loans and credit substitutes	Rs.	179,448.9	Rs.	87,514.6	Rs.	8,842.8

     Concentration of Loans and Credit Substitutes
     Pursuant to the guidelines of the RBI, our exposure to individual borrowers generally may not exceed 15% of our capital funds as defined by the RBI and calculated under Indian GAAP without the prior approval of the RBI. As of March 31, 2005, the single borrower limit was exceeded in case of one borrower and amounted to 23.5% of our capital funds. Our exposure to a group of companies under the same management control generally may not exceed 40% of our capital funds without the prior approval of the RBI. An additional exposure of up to 5% of capital funds is allowed by the RBI in the case of exposures relating to infrastructure projects. We are in compliance with all such RBI group exposure limits. For further information, see “Supervision and Regulation.”
     The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0% of the total). We do not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	At March 31,
	2001			2002			2003			2004			2005
	(In millions, except percentages)
Land transport	Rs.	7.9	0.0%	Rs.	1,298.5	1.2%	Rs.	5,202.9	3.5%	Rs.	15,396.2	7.8%	Rs.	29,860.5	10.8%
Automotive manufacturers		3,138.6	4.2		9,999.2	9.2		13,393.2	8.9		19,370.2	9.8		26,100.0	9.5
Telecommunications		1,393.6	1.9		2,490.1	2.3		921.0	0.6		4,054.0	2.0		9,586.9	3.5
Hire Purchase(1)		2,394.7	3.2		5,367.0	4.9		5,877.1	3.9		4,498.5	2.3		6,912.5	2.5
Iron and Steel		1,191.5	1.6		2,456.0	2.3		2,270.2	1.5		4,258.8	2.1		5,750.7	2.1
Others (including unclassified retail)		66,455.4	89.1		86,853.9	80.1		122,757.7	81.6		150,639.2	76.0		197,595.7	71.6

Total	Rs.	74,581.7	100.0%	Rs.	108,464.7	100.0%	Rs.	150,422.1	100.0%	Rs.	198,216.9	100.0%	Rs.	275,806.3	100.0%

(1)	Hire purchase is similar to leasing. Our customers in the hire purchase business purchase goods on behalf of their clients, and their clients make regularly scheduled payments to them over a specified period of time; ownership of the purchased goods automatically transfers to the clients after full payment under a hire purchase agreement.
     As of March 31, 2005, our ten largest exposures totaled approximately Rs. 49.6 billion and represented approximately 109.4% of our capital funds as per Indian GAAP. The largest group of companies under the same management control accounted for approximately 29.6% of our capital funds as per Indian GAAP.

     Directed Lending
     The RBI has established guidelines requiring Indian banks to lend 40% of their net bank credit to certain sectors called “priority sectors.” Priority sectors include small-scale industries, agricultural and agriculture based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI. See “Supervision and Regulation.”
     We are required to comply with the priority sector lending requirements as of the last reporting Friday of each fiscal year, a date specified by the RBI for reporting. Apart from our loans to the sectors outlined above, we may invest in bonds of specified institutions and mortgage-backed securitized paper to meet our mandated lending requirements. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates.
     The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	At March 31,
	2001		2002		2003		2004		2005
	(In millions)
Directed lending:
Agriculture	Rs.	1,206.8	Rs.	1,493.4	Rs.	8,858.8	Rs.	13,220.2	Rs.	20,641.5
Small scale industries		1,772.8		2,730.5		2,949.6		4,370.6		4,013.2
Other		3,788.6		3,509.2		2,372.6		7,633.3		32,519.8

Total directed lending	Rs.	6,768.2	Rs.	7,733.1	Rs.	14,181.0	Rs.	25,224.1	Rs.	57,174.5

     Non-Performing Loans
     The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”
     The Indian economy has expanded steadily during the past three years with GDP growth of 4.4% in fiscal 2003, 8.1% in fiscal 2004 and 6.9% in fiscal 2005. Since 1991, the government of India has pursued a policy of gradual liberalization and deregulation. Indian corporations have had to respond to these pressures through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, unprofitable manufacturing facilities have existed, such as the iron and steel and textiles industries. This led to a decline in the operating performance of some Indian corporations and the impairment of related loan assets in the financial system, including some of our assets. The decline in certain sectors of the Indian economy has been offset by growth in segments such as financial services and information technology.
     As of March 31, 2005, our gross non-performing loans as a percentage of gross loan assets was 1.6% and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets was 0.2%. We have made total specific valuation allowances for 85.5% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. As of March 31, 2005, we had three non-performing loans in the directed lending sector. Non-performing loans to the directed lending sector were 0.1% of gross loans.

     The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31,
	2001		2002		2003		2004		2005
	(In millions, except percentages)
Non-performing loans:
Retail loans	Rs.	93.3	Rs.	140.7	Rs.	74.9	Rs.	403.5	Rs.	1,663.3
Wholesale loans		1,403.0		1,819.2		2,292.7		2,589.1		2,420.9

Gross non-performing loans	Rs.	1,496.3	Rs.	1,959.9	Rs.	2,367.6	Rs.	2,992.6	Rs.	4,084.2

Specific valuation allowances	Rs.	1,010.8	Rs.1,423.5		Rs.	1,684.3	Rs.	2,722.7	Rs.	3,492.8
Unallocated valuation allowances		143.5		182.4		182.4		771.6		1,945.7
Non-performing loans net of specific valuation allowance		485.5		536.4		683.3		269.9		591.4
Gross loan assets		52,237.5		73,134.8		120,166.6		181,175.4		261,925.4
Net loan assets	Rs.	51,083.2	Rs.	71,528.9	Rs.	118,299.9	Rs.	177,681.1	Rs.	256,486.9
Gross non-performing loans as a percentage of gross loans		2.86%		2.68%		1.97%		1.65%		1.56%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.95%		0.74%		0.58%		0.15%		0.23%
Specific valuation allowance as a percentage of gross non-performing loans		67.55%		72.63%		71.14%		90.98%		85.52%
Total valuation allowance as a percentage of gross non-performing loans		77.14%		81.94%		78.84%		116.76%		133.16%
     Recognition of Non-Performing Loans
     We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired.
     We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us. Prior to April 1, 2003, we considered a loan to be performing when no principal or interest was two or more quarters past due and where we expected to recover all amounts due to us. We have not restated figures from periods prior to April 1, 2003, to reflect the change.
     We have analyzed our gross loans into their performance status as follows:

	At March 31,
	2001		2002		2003		2004		2005
	(In millions)
Performing	Rs.	50,741.2	Rs.	71,174.9	Rs.	117,799.0	Rs.	178,182.8	Rs.	257,841.2
Non-performing or impaired:
On accrual status		235.4		61.6		51.9		—		—
On non-accrual status		1,260.9		1,898.3		2,315.7		2,992.6		4,084.2

Total non-performing or impaired		1,496.3		1,959.9		2,367.6		2,992.6		4,084.2

Total	Rs.	52,237.5	Rs.	73,134.8	Rs.	120,166.6	Rs.	181,175.4	Rs.	261,925.4

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
     In the case of wholesale loans, we also identify loans as non-performing or impaired even when principal or interest payments are less than one quarter past due but where we believe recovery of all principal and interest amounts is doubtful. We make specific and unallocated allowances for these loans based on our estimate of losses inherent in the loan portfolio.
     Our methodology for determining specific and unallocated allowances is discussed separately below for each category of loans.
     Retail Loans
     For our retail loans, we establish a specific allowance equal to 50% of the outstanding amount when the loan is past due for more than 90 days. If the loan remains 120 days past due, we increase the allowance to 100% of the outstanding amount. We write off outstanding credit card balances which are 150 days past due, and outstanding amounts for all other retail loans which are 180 days past due.
     We also make unallocated allowances for retail loans by product type. Our retail loan portfolio comprises groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, we stratify such loans based on the number of days past due and take into account historical losses for such product. Where the loans are secured, our loss estimates also take into account the estimated net realizable value of the collateral. We do not identify individual retail loans for impairment disclosures if such loans are on accrual status.
     In the case of our retail loans against securities (“LAS”), our procedures differ slightly because we hold marketable securities as collateral. We monitor margin positions of customers based on the market prices of the underlying collateral, and calls for additional margin as necessary to maintain an acceptable loan to value ratio. In the event the customer does not meet the margin call within the required time, we liquidate the collateral and recognize a loss equal to any shortfall between the proceeds realized and the carrying value of the loan. At each reporting date, we stratify the LAS portfolio based on loan to value ratios and establish a specific allowance for the shortfall in collateral for all loans where the loan to value ratio exceeds 100% and it is probable that the borrower will not repay the full amount of the loan. We also establish an unallocated allowance for the LAS portfolio based on historical losses and a stratification analysis based on loan to value ratios that exceed approved levels, as well as other factors.
     Wholesale Loans
     We make specific allowances for credit losses for all wholesale loans on non-accrual status. We also make specific allowances for wholesale loans that are on accrual status when we consider these loans to be impaired despite being less than one quarter past due.
     We identify wholesale loans on accrual status as being impaired based on our assessment of each wholesale banking customer, taking into account quantitative and qualitative factors such as payment status, adverse situations that may affect the borrower’s ability to repay, the value of any collateral held, our view of the industry and general economic conditions.
     Impairment is measured for each non-performing wholesale banking customer for the aggregate of all wholesale loans made to that customer. We establish a specific allowance for the difference between the carrying value of the loan and the present value of expected future cash flows including the net realizable value of any collateral, discounted at the loan’s effective interest rate. We do not establish a specific allowance for loans where the fair value of any collateral we hold exceeds the outstanding loan balance.

     Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Beginning April 1, 2003, we also established an unallocated allowance for performing loans, based on the overall portfolio quality, asset growth, economic conditions and other risk factors.

     Analysis of Non-Performing Loans by Industry Sector
     The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors — We have high concentrations of customer exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected.”

	As of March 31
	2001					2002					2003					2004					2005
			Non performing		% of loans in			Non performing		% of loans in			Non performing		% of loans in			Non performing		% of loans in			Non performing		% of loans in
	Gross Loans		loans		industry	Gross Loans		loans		industry	Gross Loans		loans		industry	Gross Loans		loans		industry	Gross Loans		loans		industry
	(In millions, except percentages)
Consumer electronics	Rs.	186.7	Rs.	50.1	5.8	Rs.	960.8		23.5	2.5	Rs.	1,754.6	Rs.	207.8	11.9	Rs.	2,261.1	Rs.	639.1	28.3	Rs.	3,452.7	Rs.	679.4	19.7
Diamond, gems and jewelry exports		862.6		129.3	15.0		1,029.4		131.5	12.8		1,343.4		130.9	9.8		1,473.8		129.1	8.8		1,401.7		129.1	9.2
Textiles		641.9		331.4	51.6		457.3		396.0	86.6		698.5		372.0	53.3		1,327.6		356.2	26.8		3,483.9		239.5	6.9
Fertilizers		2,540.5		28.3	1.1		1,706.2		72.8	4.3		3,760.4		30.2	0.8		1,974.7		22.6	1.2		2,882.3		122.9	4.3
Iron and steel		1,072.4		207.4	19.3		937.6		440.1	46.9		1,141.8		437.3	38.3		3,616.6		440.4	12.2		4,840.2		201.5	4.2
Miscellaneous industries		—		—	—		—		—	—		675.7		5.6	0.8		—		—	—		4,221.0		123.3	2.9
Electrical machinery		1,121.9		49.4	4.4		1,853.4		66.2	3.6		1,430.8		76.1	5.3		1,376.6		76.1	5.5		2,428.9		66.9	2.8
Construction		651.3		23.5	3.6		67.6		23.5	34.8		207.5		23.4	11.3		27.5		21.9	79.6		385.3		10.5	2.7
Automotive manufacturers		1,831.9		41.7	2.3		8,856.0		41.9	0.5		12,096.3		642.9	5.3		18,541.1		653.7	3.5		25,667.6		654.3	2.5
Electricity generation		—		—	—		486.0		26.8	5.5		1,577.1		26.8	1.7		759.5		26.8	3.5		1,620.3		26.8	1.7
Retail advances not otherwise classified		8,447.1		10.1	0.1		14,273.1		134.1	0.9		28,848.6		74.9	0.3		63,207.8		382.1	0.6		103,681.2		1,544.8	1.6
Heavy engineering		2,533.4		184.7	7.3		1,640.2		147.9	9.0		2,581.3		56.1	2.2		6,050.0		56.1	0.9		4,862.3		56.1	1.2
Drugs and pharmaceuticals		877.1		36.5	4.2		1,442.1		133.8	9.3		—		—	—		3,039.5		40.0	1.3		3,917.6		42.9	1.1
Glass and glass products		—		—	—		—		—	—		135.9		11.0	8.1		419.8		9.1	2.2		814.5		9.1	1.1
Other wholesale trade		517.0		43.1	8.3		1,174.2		46.2	3.9		1,882.8		43.4	2.3		2,526.6		40.9	1.6		4,465.9		40.9	0.9
Paper and paper products		—		—	—		—		—	—		—		—	—		806.6		70.3	8.7		1,701.4		11.7	0.7
Activities allied to dairying		—		—	—		—		—	—		3,091.0		3.4	0.1		3,144.4		3.4	0.1		3,946.7		3.4	0.1
Traders		—		—	—		—		—	—		2,484.8		2.1	0.1		200.1		3.4	1.7		1,738.0		2.5	0.1
Land transport		—		—	—		—		—	—		—		—	—		15,396.2		21.4	0.1		29,860.5		118.5	0.4
Manufacture of metal products		298.2		21.7	7.3		—		—	—		897.9		3.4	0.4		—		—	—		—		—	—
Share brokers		1,748.0		105.0	6.0		639.5		7.4	1.2		823.9		6.7	0.8		—		—	—		—		—	—
Investment and finance and leasing		777.0		40.7	5.2		79.2		40.7	51.4		—		—	—		—		—	—		—		—	—
Other chemicals		—		—	—		455.2		61.6	13.5		469.1		51.9	11.1		—		—	—		—		—	—
Activities allied to agriculture		—		—	—		15.2		15.2	100.0		216.5		16.4	7.6		—		—	—		—		—	—
Plastic and plastic products		—		—	—		15.9		3.1	19.5		26.9		3.2	11.9		—		—	—		—		—	—
Distilleries		196.0		154.0	78.6		147.6		147.6	100.0		191.0		142.1	74.4		—		—	—		—		—	—

Manufacture of rubber and rubber products		279.6		39.4	14.1		—		—	—
Total			Rs.	1,496.3				Rs.	1,959.9				Rs.	2,367.6				Rs.	2,992.6				Rs.	4,084.2

Specific allowance for credit losses			Rs.	1,010.8				Rs.	1,423.5				Rs.	1,684.3				Rs.	2,722.7				Rs.	3,492.8
Non-performing loans, net			Rs.	485.5				Rs.	536.4				Rs.	683.3				Rs.	269.9				Rs.	591.4
     As of March 31, 2005, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the consumer electronics, diamond gems and jewelry exports and textile industries.
     Consumer electronics
     The consumer electronics industry has been exposed to severe competition during the last few years due to an increase in foreign competition. Competition has intensified the pressure on profit margins and inflated selling and distribution costs. This has resulted in marginalization of the weaker players and consolidation of the stronger ones.
     Textiles
     The textile industry had a difficult year in fiscal 2004 due to high cotton prices. Cotton prices softened during fiscal 2005. The Indian government has passed certain ameliorative measures in recent years to assist the industry.

     Diamond Gems and Jewelry
     Over the last few years, the Indian diamond industry has been experiencing a slowdown in exports and delays in the realization of export receivables. This is primarily due to a drop in demand for diamond jewelry in major international markets. Our non-performing loan in this industry has also been affected by borrower-specific internal organization difficulties.
     Top Ten Non-Performing Loans
     As of March 31, 2005, we had 32 wholesale non-performing loans outstanding, of which the top ten represented 49.5% of our gross non-performing loans, 20.9% of our net non-performing loans and 0.8% of our gross loan portfolio.
     The following table sets forth, for the period indicated, information regarding our ten largest non-performing loans. The table also sets forth the value (as set forth on the borrower’s books) of collateral securing the loan. However, the net realizable value of such collateral may be substantially less, if anything.

	At March 31, 2005
					Principal
					outstanding net				Currently
		Type of	Gross		of allowance				servicing
		banking	principal		for credit		Collateral-		all interest
	Industry	arrangement	outstanding		losses		our share		payments(1)
							(In millions)
Borrower A	Automotive manufacturers	Sole	Rs.	642.9	Rs.	—	Rs.	—	No
Borrower B	Consumer electronics	Consortium		639.1		—		—	No
Borrower C	Diamond gems and jewelry export	Consortium		129.1		—		—	No
Borrower D	Textiles	Consortium		120.8		—		—	No
Borrower E	Iron and steel	Consortium		109.7		—		—	No
Borrower F	Fertilizers	Consortium		100.3		64.2		64.2	No
Borrower G	Iron and steel	Consortium		82.4		—		—	No
Borrower H	Textiles	Multiple		73.0		—		—	No
Borrower I	Miscellaneous industry	Consortium		63.8		—		—	No
Borrower J	Miscellaneous industry	Sole		59.5		59.5		310.8	No

Total			Rs.	2,020.6	Rs.	123.7	Rs.	375.0

(1)	We classify loans as non-performing once we determine that the payment of interest or principal is doubtful. Since the classification may occur even before the borrower defaults, some of our non-performing loans other than our ten largest non performing loans are currently servicing all interest payments.
     Interest Foregone
     Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth the outstanding amount of interest foregone on existing non-performing loans as of the respective dates.

Interest foregone	(In millions)
March 31, 2003	Rs.	334.0
March 31, 2004		274.2
March 31, 2005		216.7

     Restructuring of Non-Performing Loans
     Our non-performing loans are restructured on a case-by-case basis after our management has determined that restructuring is the best means of maximizing realization of the loan. These loans continue to be on a non-accrual basis and are reclassified as performing loans only after sustained performance under the loan’s renegotiated terms for a period of at least one year.
     Pursuant to recently enacted regulations creating a system of “Corporate Debt Restructuring,” we may also be involuntarily required to restructure loans if decided by lenders holding 75% of the debt in a consortium in which we participate.
     The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2001		2002		2003		2004		2005
	(In millions, except percentages)
Gross restructured loans	Rs.	502.1	Rs.	172.2	Rs.	2.7	Rs.	—	Rs.	100.3
Allowance for credit losses		320.5		119.3		2.7		—		36.1

Net restructured loans	Rs.	181.6	Rs.	52.9	Rs.	—	Rs.	—	Rs.	64.2

Gross restructured loans as a percentage of gross non-performing loans		33.6%		8.8%		0.1%		—		2.5%
Net restructured loans as a percentage of net non-performing loans		37.4%		2.7%		—		—		10.9%
     If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan. Our restructured loans declined from March 31, 2002 until March 31, 2004 principally due to failed restructurings.
     Non-Performing Loan Strategy
     Our non-performing loan strategy is focused on early problem recognition and active remedial management efforts. Because we are involved primarily in working capital finance with respect to wholesale loans, we track our borrowers’ performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers that we believe are displaying deteriorating credit trends. Relationship managers drive the recovery effort together with strong support from the credit group in the corporate office in Mumbai. Recovery is pursued vigorously through the legal process, enforcement of collateral, negotiated one-time settlements and other similar strategies. The particular strategy pursued depends upon the level of cooperation of the borrower and on our assessment of the borrower’s management integrity and long-term viability.

     Allowance for Credit Losses on Loans
     The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2001		2002		2003		2004		2005
	(In millions)
Specific allowance for credit losses at the beginning of the period	Rs.	763.8	Rs.1,010.8		Rs.	1,423.5	Rs.	1,684.3	Rs.	2,722.7

Additions to allowance for credit losses for the period :
Retail		201.9		366.5		156.3		775.8		2,433.9
Wholesale		137.7		253.8		786.8		1,278.7		221.9
Less allowances no longer required on account of recoveries		(92.6)		(207.6)		(201.6)		(300.3)		(781.7)

Net expense for additions to specific allowance for credit		247.0		412.7		741.5		1,754.2		1,874.1

Allowance no longer required on account of write offs		—		—		(480.7)		(715.8)		(1,104.0)

Specific allowance for credit losses at the end of period	Rs.1,010.8		Rs.1,423.5		Rs.	1,684.3	Rs.2,722.7		Rs.	3,492.8

Unallocated allowance for credit losses at the beginning of the period	Rs.	143.5	Rs.	143.5	Rs.	182.4	Rs.	182.4	Rs.	771.6
Additions during the period		—		38.9		—		589.2		1,174.10

Unallocated allowance for credit losses at the end of the period	Rs.	143.5	Rs.	182.4	Rs.	182.4	Rs.	771.6	Rs.	1,945.7

Total allowance for credit losses at the beginning of the period	Rs.	907.3	Rs.	1,154.3	Rs.	1,605.9	Rs.	1,866.7	Rs.	3,494.3
Allowance no longer required on account of write-offs		—		—		(480.7)		(715.8)		(1,104.0)
Net addition to total allowance for the period charged to expense		247.0		451.6		741.5		2,343.4		3,048.2

Total allowance for credit losses at the end of the period	Rs.1,154.3		Rs.	1,605.9	Rs.	1,866.7	Rs.	3,494.3	Rs.	5,438.5

     The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2001		2002		2003		2004		2005
Wholesale
Allocated	Rs.	877.8	Rs.	1,289.7	Rs.	1,609.4	Rs.	2,379.8	Rs.	2,285.7
Unallocated		—		—		—		269.8		400.9

Subtotal	Rs.	877.8	Rs.	1,289.7	Rs.	1,609.4	Rs.	2,649.6	Rs.	2,686.6

Retail
Allocated	Rs.	94.1	Rs.	133.8	Rs.	74.9	Rs.	342.9	Rs.	1,207.1
Unallocated		182.4		182.4		182.4		501.8		1,544.8

Subtotal	Rs.	276.5	Rs.	316.2	Rs.	257.3	Rs.	844.7	Rs.	2,751.9

Allowance for credit losses	Rs.1,154.3		Rs.1,605.9		Rs.1,866.7		Rs.	3,494.3	Rs.	5,438.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements included in this report. The following discussion is based on our audited financial statements, which have been prepared in accordance with U.S. GAAP, and on information publicly available from the RBI and other sources.
Overview
     We are a leading private sector bank and financial services company in India. Our principal business activities are retail banking, wholesale banking and treasury operations. Our retail banking division provides a variety of deposit products as well as loans, credit cards, debit cards, third party mutual funds and insurance, investment advisory services and depositary services. Through our wholesale banking operations we provide loans, deposit products, documentary credits, guarantees, bullion trading and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. Our treasury group manages our balance sheet and our foreign exchange and derivative products.
     Since fiscal 2001, we have experienced significant growth in our customer and geographical base, expanding from 0.9 million customers in 53 cities as of March 31, 2001 to 6.75 million customers in 211 cities as of March 31, 2005. In addition, we have changed our focus and business mix so that retail banking rather than wholesale banking is our more significant area, as net revenue from retail products has grown from 45.3% of total revenue for the fiscal year ended March 31, 2002 to 61.6% of total revenue for the fiscal year ended March 31, 2005. The higher proportion of retail loans in our portfolio has allowed us to maintain our net interest margins even as market yields in the overall economy were falling. However, with this increase in retail loans, we have increased our unallocated and specific loan loss provisions.
     Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, securities and other activities. We offer a wide range of loans to retail customers and offer primarily working capital loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of government of India treasury securities. Credit substitutes, principally consisting of our investments in commercial paper, debentures and preference shares issued by corporations, are part of the financing products we provide to our customers. Other investments include investment grade bonds issued by public sector undertakings and public financial institutions principally to meet RBI directed lending requirements, asset-backed securities, mortgage-backed securities as well as equity securities and mutual funds. Interest revenue from other activities consists primarily of interest from interbank loans and interest paid by the RBI on cash deposits to meet our statutory cash reserve ratio requirements.
     Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest or non-interest bearing deposits (including the float on transactional services), and the extent to which we rely on borrowings. Our allowance for credit losses includes our loan loss provision. Impairments of credit substitutes are not included in our loan-loss provision, but are included as realized losses on securities.
     We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities including current accounts and float which are non-interest bearing.

     Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions. Our principal sources of fee and commission revenue are retail banking services, cash management services, documentary credits and bank guarantees, distribution of third party mutual funds and insurance products and capital market services.
     Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment, depreciation and amortization, and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses.
     Our financial condition and results of operations are affected by general economic conditions prevailing in India. The Indian economy has grown steadily over the past three years. GDP growth was 4.4% in fiscal 2003, 8.1% in fiscal 2004 and 6.9% in fiscal 2005. In addition, interest rates have generally declined during the last three years in line with global trends and due to huge inflows of foreign capital, recent appreciation of the Indian rupee to the U.S. dollar, and the RBI’s general policy during that period of assuring adequate liquidity to the banking system and of generally lowering the rate at which it lent to banks in India.
Critical Accounting Policies
     We have set forth below some of our critical accounting policies under U.S. GAAP. Readers should keep in mind that we prepare our general purpose financial statements in accordance with Indian GAAP and also report to the RBI and the Indian stock exchanges in accordance with Indian GAAP. In certain circumstances, as discussed under “Financial Condition — Transfers within Investment Portfolio” below, we may take action that is required or permitted by Indian banking regulations which may have different consequences under Indian and U.S. GAAP.
     Allowance for loan losses
     Our allowance for credit losses is based on our best estimate of losses inherent in our loan portfolio and consists of our allowances for retail loans and wholesale loans.
     Retail Loans
     We establish specific and unallocated allowances for our retail loans. For all retail loans (including credit cards), we establish a 50% specific allowance when the loan is past due for more than 90 days. If the loan remains 120 days past due, we increase our specific allowance to 100% of any uncollected amounts. We write off uncollected credit card balances which are 150 days past due, and write off uncollected balances for all other retail loans when they are 180 days past due. We also establish unallocated allowances for each of our retail loan products. See “Selected Statistical Information — Investment Portfolio — Retail Loans.”
     Wholesale
     We establish specific allowances for our wholesale loans.
     We evaluate our wholesale loan portfolio on a periodic basis and grade our accounts considering both qualitative and quantitative criteria. Although we believe our grading and surveillance process is comprehensive, it is inherently subjective as it is based on information we have available and requires us to exercise judgment in determining a borrower’s grading and therefore may not be correct in all cases. Our grading is subject to revision as more information becomes available.
     We consider wholesale loans to be impaired when it is probable that we will be unable to collect scheduled payments of principal or interest when due. In arriving at our estimate, we consider the borrower’s payment status, financial condition and the value of collateral we hold.

     We establish specific allowances for our wholesale loans for each non-performing wholesale loan customer in the aggregate for all funded exposures. This allowance is based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of any collateral we hold. Our estimate of future cash flows from a borrower is inherently subjective as it is based on our expectations of the probability and timing of default. Our estimate of the net realizable value of any collateral we hold is also subjective, as the collateral we hold is generally working capital such as book debt or inventory.
     With effect from April 1, 2003, in light of the significant growth in the size and diversity of our wholesale loan portfolio, we established an unallocated allowance for wholesale loans based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio.
     For more information on the methodologies we have used to establish our allowance for credit losses, see “Selected Statistical Information — Non-Performing Loans — Recognition of Non-Performing Loans.”
     Interest Accrual and Revenue Recognition
     Interest income from loans is recognized on an accrual basis when earned except with respect to loans placed on non-accrual status, for which interest income is recognized when received. Beginning in fiscal 2004, loans have been placed on non-accrual status when they are past due for more than one quarter. Prior to that time, loans were generally placed on non-accrual status when they were past due for more than two quarters. We generally do not charge up-front loan origination fees. Nominal application fees are charged, which offset the related costs incurred.
     Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.
     Dividends from investments are recognized when declared.
     Realized gains and losses on sales of securities are recorded on the trade date and are determined using the weighted average cost method.
     Other fees and income are recognized when earned, which is when the service that results in the income has been provided.
     Valuation of Investments
     Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers, which include commercial paper, short-term debentures and preference shares, and asset and mortgage-backed securities.
     Securities that are held principally for resale in the near term are classified as held for trading (“HFT”), with changes in fair value recorded in earnings.
     Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”).
     Securities with fair values that are not classified as held to maturity or held for trading are classified as available for sale (“AFS”). Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

     We generally report our investments in debt and equity securities at fair value, except for debt securities classified as HTM securities, which are reported at amortized cost. Fair values are based on market quotations where a market quotation is available and otherwise based on present values at current interest rates for such investments.
     For HTM and AFS securities, other than temporary declines in fair values that are below cost will be reflected in earnings as realized losses. We identify other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than cost and the financial condition and economic prospects of the issuer. We do not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increases and where we have the ability and intent to hold the security until the fair value is recovered. Estimates of any other than temporary declines in the fair values of credit substitute securities are measured on a case by case basis together with loans under the overall exposure to those customers and recognized as realized losses. As our exposures in respect of such securities are similar to our exposures on the borrower’s loan portfolio, additional disclosures have been provided on impairment status in Note 8 and on concentrations of credit risk in Note 12 of the Financial Statements.
New Accounting Pronouncements
     Share based payment
     In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non employees.
     SFAS No. 123(R) eliminates the intrinsic value alternative in APB Opinion 25 and generally requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (which is usually the vesting period). The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.
     We are required to apply SFAS No. 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP after June 15, 2006. We are also required to use either the “modified prospective method” or the “modified retrospective method.” Under the modified prospective method, we must recognize compensation cost for all awards after we adopt the standard and for the unvested portion of previously granted awards that are outstanding on that date.
     Under the modified retrospective method, we must restate our previously issued financial statements to recognize the amounts we previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. See Note 2(p) to our audited financial statements included elsewhere in this report.
     Under both methods, we are permitted to use either a straight line or an accelerated method to amortize the cost as an expense. The standard permits and encourages early adoption.
     We have commenced our analysis of the impact of SFAS 123(R), but have not yet decided: (1) whether we will elect to adopt early, (2) if we elect to adopt early, then at what date we would do so, (3) whether we will use the modified prospective method or elect to use the modified retrospective method, and (4) whether we will elect to use straight line amortization or an accelerated method. Additionally, we cannot predict with reasonable certainty the number of options that will be unvested and outstanding on April 1, 2006. Accordingly, we cannot currently quantify with precision the effect that this standard would have on our financial position or results of operations in the future, except that we probably will recognize a greater expense for any awards that we may grant in the future than we would using the current guidance.
     If we were to adopt SFAS No. 123(R) using the modified retrospective method, our net income would have been Rs. 158.2 million less than reported in the year ended March 31, 2004 and Rs. 900.9 million less than reported in the fiscal year ended March 31, 2005
     Other-than-temporary impairments of securities
     In November 2003, the Financial Accounting Standards Board (“FASB”) ratified a consensus on the disclosure provisions of Emerging Issues Task Force (“EITF”) Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and other cost method investments are other-than-temporarily impaired. However, with the issuance of FASB Staff Position EITF 03-1-1, the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments have been deferred pending reassessment by the FASB. The remaining provisions of this standard, which primarily relate to disclosure, have been applied to all investments accounted for in accordance with SFAS No. 115 and other cost method investments. We cannot determine the impact of EITF 03-1 until after the FASB completes its reassessment.
     Loans or debt securities acquired in a transfer
     In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in a loan or debt security acquired in a transfer, if those differences are attributable, at least in part, to credit quality. It limits the yield that may be accreted to the excess of the investor’s estimate of undiscounted expected cash flows over the initial investment in the loan or debt security. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with earlier adoption encouraged. We are evaluating the above standard to determine whether it will have a material effect on our financial position or results of operations.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004
     Net Interest Revenue after Allowance for Credit Losses
     Our net interest revenue after allowances for credit losses increased by 26.0% from Rs. 10.3 billion in fiscal 2004 to Rs. 12.9 billion in fiscal 2005. Our net interest margin increased from 3.8% in fiscal 2004 to 3.9% in fiscal 2005. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
					Increase/		% Increase/
	2004		2005		(decrease)		(decrease)
	(In millions, except percentages)
Interest on loans	Rs.	11,705.0	Rs.	16,431.4	Rs.	4,726.4	40.4%
Interest on securities, including dividends		11,776.9		11,543.5		(233.4)	(2.0)
Other interest revenue		1,109.6		1,234.5		124.9	11.3

Total interest and dividend revenue		24,591.5		29,209.4		4,617.9	18.8

Interest on deposits		10,279.2		11,074.1		794.9	7.7
Interest on short-term borrowings		1,435.9		1,759.4		323.5	22.5
Interest on long-term debt		268.0		390.2		122.2	45.6

Total interest expense		11,983.1		13,223.7		1,240.6	10.4

Net interest revenue		12,608.4		15,985.7		3,377.3	26.8

Allowance for credit losses
Retail		918.5		2,925.5		2,007.0	218.5
Wholesale		1,424.9		122.7		(1,302.2)	(91.4)

Total		2,343.4		3,048.2		704.8	30.1

Net interest revenue after allowance for credit losses	Rs.	10,265.0	Rs.	12,937.5	Rs.	2,672.5	26.0%

Interest and Dividend Revenue
     Interest revenue from loans increased as average volume of loans increased 50.1% from Rs.136.5 billion in fiscal 2004 to Rs.204.9 billion in fiscal 2005. Our average volume of retail loans increased by 78.4% from Rs. 52.9 billion in fiscal 2004 to Rs. 94.4 billion in fiscal 2005, primarily due to higher penetration of our retail loan products in existing markets and our expansion into new geographical areas. Our average volume of wholesale loans increased by 32.2% from Rs. 83.6 billion in fiscal 2004 to Rs. 110.5 billion in fiscal 2005 due to increased lending to existing customers as well as new customer acquisitions. However, these volume increases were partially offset by a reduction in yields. Yields on our loans decreased from an average of 8.6% in fiscal 2004 to 8.0% in fiscal 2005. Loan yields declined as a result of reduced interest rates on customer advances due to increased competition.
     Interest and dividend revenue from securities declined principally due to lower receipts of dividends on mutual fund units in the fiscal year ended March 31, 2005 as well as a decline in yields. These decreases were partially offset by an increase in the volume of investments and income from investments in government securities.

     Other interest revenue increased by 11.3% for fiscal 2005 compared to fiscal 2004 mainly due to an increase in earnings from balances maintained with the RBI. This increase in balances was on account of higher statutory cash reserve maintenance requirements during the fiscal year ended March 31, 2005.
Interest Expense
     Our interest expense on deposits increased by 7.7% to Rs. 11.1 billion due to an increase in average volume of deposits of 30.4% from Rs. 262.7 billion in fiscal 2004 to Rs. 342.7 billion in fiscal 2005 primarily as a result of our expanded retail branch network. Our average cost of deposits decreased from 3.9% in fiscal 2004 to 3.2% in fiscal 2005 primarily as a result of a decline in the average cost of time deposits from 6.2% to 5.6% and an increase in the proportion of relatively lower cost average current accounts (which are non interest-bearing) and savings account balances to average total deposits from 46.9% in fiscal 2004 to 55.3% in fiscal 2005.
     Our interest expense on short-term borrowings increased by 22.5% as a result of an increase in borrowing in the interbank call money market partially offset by a decrease in the average cost of borrowing from 4.3% as of March 31, 2004 to 4.1% as of March 31, 2005. Our interest expense on long-term debt increased, primarily due to Rs. 4.0 billion of subordinated debt issued in the last quarter of fiscal 2004.
Allowance for Credit Losses
     Allowances for credit losses increased by 30.1% for fiscal 2005 compared to fiscal 2004. During the same period, allowances for credit losses for retail loans increased by 218.5% from Rs. 918.5 million to Rs. 2,925.5 million, at a greater rate than our retail loan book, which grew by 53.8% from Rs. 73.3 billion to Rs. 112.7 billion, due to an increase in our unsecured loan book consisting of credit cards and personal loans, and expansion into new territories where there are higher rates of delinquency compensated by higher yields. Allowances for credit losses for the wholesale segment decreased by 91.4%, primarily due to a large number of recoveries during the year ended March 31, 2005 compared to the year ended March 31, 2004.
Non-Interest revenue
     Our non-interest revenue increased by 74.8% from Rs. 4.7 billion in fiscal 2004 to Rs. 8.2 billion in fiscal 2005. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
					Increase/		% Increase/
	2004		2005		(decrease)		(decrease)
	(In millions, except percentages)
Fees and commissions	Rs.	3,140.7	Rs.	6,124.4	Rs.	2,983.7	95.0%
Realized gains (losses) on sales of AFS securities		(48.3)		194.3		242.6	(502.3)
Realized gains (losses) on sales of HFT securities		396.8		(39.3)		(436.1)	(109.9)
Foreign exchange		740.0		911.7		171.7	23.2
Derivative transactions		443.9		204.0		(239.9)	(54.0)
Other		24.5		816.4		791.9	3,232.0

Total non-interest revenue	Rs.	4,697.6	Rs.	8,211.5	Rs.	3,513.9	74.8%

     Fees and commissions increased primarily because of growth in service and processing fee income related to retail banking services, which was due largely to an increased volume of ATM, credit card and debit card transactions and other retail loans, and an increase in the standard rates for fees on retail transactions. In addition, our depositary fees increased as a result of increased stock market activity as did fees from the distribution of third party mutual funds and insurance.

     Revenue from foreign exchange increased primarily due to an increase in the volume of foreign exchange transactions with retail and wholesale customers.
     Revenue from derivatives declined primarily due to lower customer volumes on derivatives as well as a decline in fair values on interest rate swaps due to changes in interest rates.
     The increase in other non-interest revenue resulted from the gain on the sale of our portfolio of automobile, commercial vehicle and personal loans.
     Non-Interest expense
     Our non-interest expense comprised of the following:

	Year ended March 31,
					Increase/		% Increase/	2004 % of	2005 % of
	2004		2005		(decrease)		(decrease)	net revenues	net revenues
	(In millions)
Salaries and staff benefits	Rs.	2,154.0	Rs.	3,249.9	Rs.	1,095.9	50.9%	14.4%	15.4%
Premises and equipment		1,828.5		2,260.8		432.3	23.6	12.2	10.7
Depreciation and amortization		1,254.9		1,440.7		185.8	14.8	8.4	6.8
Administrative and other		3,131.9		4,462.5		1,330.6	42.5	20.9	21.1

Total non-interest expense	Rs.	8,369.3	Rs.	11,413.9	Rs.	3,044.6	36.4%	55.9%	54.0%

     Total non-interest expense increased by 36.4% from Rs. 8.4 billion in fiscal 2004 to Rs. 11.4 billion in fiscal 2005. This was primarily due to increased infrastructure costs related to the expansion of our branch and ATM networks and geographical coverage and higher volumes for our retail loan products. As a percentage of our net revenues, non-interest expense decreased to 54.0% in fiscal 2005 compared to 55.9% in fiscal 2004.
     Salaries and staff benefits rose in absolute terms and as a percentage of revenue principally due to increased headcount to support our future growth. Our headcount increased from 5,673 employees as of March 31, 2004 to 9,030 employees as of March 31, 2005. Salaries and staff benefits in the year ended March 31, 2005 also included a charge of Rs. 310.2 million for compensation expense arising out of options granted compared to Rs. 135.1 million in the year ended March 31, 2004. Our premises and equipment expense increased because we expanded our distribution network from 312 branches and 910 ATMs as of March 31, 2004 to 467 branches and 1,147 ATMs as of March 31, 2005. Depreciation and amortization and administrative and other expenses increased primarily due to an expansion of our branch and ATM networks and higher spending on technology and infrastructure to support growth in our retail loans and credit card business.
     Income Tax
     Our income tax expense increased by 70.0% from Rs. 1.8 billion in fiscal 2004 to Rs. 3.1 billion in fiscal 2005. Our effective tax rate increased from 27.9% in fiscal 2004 to 32.1% in fiscal 2005, principally due to an increase of 0.72% in the statutory income tax rate and higher permanent differences in the form of stock based compensation and lower tax-exempt income in the year ended March 31, 2005. Tax-exempt income consists principally of dividends and investment income from tax-exempt investments such as preference shares, mutual fund units and infrastructure bonds.
     Net Income
     As a result of the foregoing factors, our net income after taxes increased by 39.0% from Rs. 4.8 billion in fiscal 2004 to Rs. 6.6 billion in fiscal 2005.

Fiscal Year Ended March 31, 2004 Compared to Fiscal Year Ended March 31, 2003
     Net Interest Revenue After Allowance For Credit Losses
     Our net interest revenue after allowances for credit losses increased by 48.7% from Rs. 6.9 billion in fiscal 2003 to Rs. 10.3 billion in fiscal 2004. Our net interest margin increased from 3.3% in fiscal 2003 to 3.8% in fiscal 2004. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
					Increase/		% Increase/
	2003		2004		(decrease)		(decrease)
	(In millions, except percentages)
Interest on loans	Rs.	7,805.3	Rs.	11,705.0	Rs.	3,899.7	50.0%
Interest on securities, including dividends		10,386.1		11,776.9		1,390.8	13.4
Other interest revenue		1,233.4		1,109.6		(123.8)	(10.0)

Total interest and dividend revenue		19,424.8		24,591.5		5,166.7	26.6

Interest on deposits		10,508.5		10,279.2		(229.3)	(2.2)
Interest on short-term borrowings		1,032.9		1,435.9		403.0	39.0
Interest on long-term debt		237.8		268.0		30.2	12.7

Total interest expense		11,779.2		11,983.1		203.9	1.7

Net interest revenue		7,645.6		12,608.4		4,962.8	64.9

Allowance for credit losses
Retail		181.8		918.5		736.7	405.2
Wholesale		559.7		1,424.9		865.2	154.6

Total		741.5		2,343.4		1,601.9	216.0

Net interest revenue after allowance for credit losses	Rs.	6,904.1	Rs.	10,265.0	Rs.	3,360.9	48.7%

     Interest and Dividend Revenue
     Interest revenue from loans increased as average volume of loans increased by 65.6% from Rs. 82.5 billion in fiscal 2003 to Rs. 136.5 billion in fiscal 2004. Our average volume of retail loans increased by 153.8% from Rs. 20.9 billion in fiscal 2003 to Rs. 52.9 billion in fiscal 2004, primarily because of the expansion of our core retail loan products and our expansion into new geographical areas. Our average volume of wholesale loans increased by 35.7% from Rs. 61.6 billion in fiscal 2003 to Rs. 83.6 billion in fiscal 2004 due to a general increase in business. This growth in volume was partially offset as yields on our loans decreased from an average of 9.5% in fiscal 2003 to 8.6% in fiscal 2004. Loan yields declined in line with the general decline in interest rates and due to increased competition.
     Interest and dividend revenue from securities increased principally due to an increase in the interest revenue from securities held to meet the statutory liquidity ratio. This was due to an increase in the average volume of our statutory liquidity ratio investments, which increased by 55.2% from Rs. 54.8 billion in fiscal 2003 to Rs. 85.1 billion in fiscal 2004, partially offset by a decline in yields. The increase in interest and dividend income was also due to higher dividend income from mutual fund units and additional investments made to comply with our directed lending obligations.

     Other interest revenue decreased due to a smaller number of interbank placements in U.S. dollars as the interest differential between the U.S. market and India narrowed.
     Interest Expense
     Our interest expense on deposits decreased as a result of a decrease in interest rates despite the average volume of deposits increasing by 40.6% from Rs. 186.8 billion in fiscal 2003 to Rs. 262.7 billion in fiscal 2004.
     Our average cost of deposits decreased from 5.6% in fiscal 2003 to 3.9% in fiscal 2004 as a result of a decline in the cost of time deposits from 7.7% to 6.2% and an increase in the proportion of relatively lower cost average current and savings account balances to average total deposits from 35.0% in fiscal 2003 to 46.9% in fiscal 2004.
     Our interest expense on short-term borrowings increased as a result of an increase in borrowings in the interbank call-money market from Rs. 15.4 billion to Rs. 33.0 billion, offset partly by a drop in the average cost of such borrowings from 6.7% to 4.3%. Our interest expense on long-term debt increased marginally due to the partial impact of the Rs. 4.0 billion of subordinated debt issued in the last quarter of fiscal 2004.
     Allowance for Credit Losses
     The increase in our allowance for credit losses in fiscal 2004 reflected higher gross additions to non-performing loans in both retail and wholesale banking. Also, we made an unallocated allowance of Rs. 589.2 million in fiscal 2004 for performing commercial and retail loans. No such unallocated allowance was created in fiscal 2003.
     Non-Interest Revenue
     Our non-interest revenue increased by 6.8% from Rs. 4.4 billion in fiscal 2003 to Rs. 4.7 billion in fiscal 2004. The following table sets out the components of our non-interest revenue:

	Year ended March 31,
					Increase/		% Increase/
	2003		2004		(decrease)		(decrease)
	(In millions, except percentages)
Fees and commissions	Rs.	2,306.4	Rs.	3,140.7	Rs.	834.3	36.2%
Realized gains (losses) on sales of AFS securities		721.7		(48.3)		(770.0)	(106.7)
Realized gains (losses) on sales of HFT securities		507.8		396.8		(111.0)	(21.9)
Foreign exchange		445.3		740.0		294.7	66.2
Derivative transactions		379.1		443.9		64.8	17.1
Other		37.0		24.5		(12.5)	(33.8)

Total non-interest revenue	Rs.	4,397.3	Rs.	4,697.6	Rs.	300.3	6.8%

     Fees and commissions grew primarily because of an increase in the volume of ATM transactions for other banks’ customers, debit card transactions, processing fees relating to retail loans, service charges for non-maintenance of minimum balances, depositary fees (as there was an increase in activity due to recovery in the stock markets) and fees from the distribution of third party mutual funds.
     The realized losses in the AFS book in 2004 are due to losses on redemption of mutual fund units post receipt of dividends. We made a higher profit in fiscal 2003 compared to fiscal 2004 in the HFT category as we took advantage of a larger decline in interest rates in fiscal 2003 than in fiscal 2004.

     Revenues from foreign exchange increased primarily as a result of the introduction of the sale of foreign exchange products to retail customers and increased volume of transactions with wholesale customers.
     Revenues from derivatives increased principally due to higher customer volumes on interest rate swaps.
     Non-Interest Expense
     Our non-interest expense was comprised of the following:

	Year ended March 31,
					Increase/		% Increase/	2003 % of net	2004 % of net
	2003		2004		(decrease)		(decrease)	revenues	revenues
	(In millions, except percentages)
Salaries and staff benefits	Rs.	1,661.2	Rs.	2,154.0	Rs.	492.8	29.7%	14.7%	14.4%
Premises and equipment		1,343.6		1,828.5		484.9	36.1	11.9	12.2
Depreciation and amortization		1,052.4		1,254.9		202.5	19.2	9.3	8.4
Administrative and other		2,000.7		3,131.9		1,131.2	56.5	17.7	20.9

Total non-interest expense	Rs.	6,057.9	Rs.	8,369.3	Rs.	2,311.4	38.2%	53.6%	55.9%

     Salaries and staff benefits rose principally due to increased headcount to support our growth. Our headcount increased from 4,791 employees as of March 31, 2003 to 5,673 employees as of March 31, 2004. Our premises and equipment expense, depreciation and amortization expense and administrative and other expenses increased principally because we expanded our distribution network from 231 branches and 732 ATMs as of March 31, 2003 to 312 branches and 910 ATMs as of March 31, 2004 and also as a result of the infrastructure that we implemented to support growth in the retail loan book and credit card business.
     Income Tax
     Our income tax expense increased by 6.3% from Rs. 1.7 billion in fiscal 2003 to Rs. 1.8 billion in fiscal 2004. Our effective rate of tax decreased from 33.0% in fiscal 2003 to 27.9% in fiscal 2004, principally due to a decrease of 0.88% in the statutory income tax rate and higher tax-exempt income. Tax-exempt income consists principally of dividends and investment income from tax-exempt investments such as preference shares, mutual fund units and infrastructure bonds.
     Net Income
     As a result of the foregoing factors, our net income after taxes increased by 35.3% from Rs. 3.5 billion in fiscal 2003 to Rs. 4.8 billion in fiscal 2004.
Liquidity and Capital Resources
     Our growth over the last three years has been financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital.
     The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate understanding of significant trends in our business.

	Years ended March 31,
	2003		2004		2005
	(In millions)
Cash flows from operating activities:
Net income	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7
Non cash adjustment to net income		1,394.6		4,515.6		5,021.2

Subtotal		4,908.4		9,270.1		11,630.9
Net change in other assets and liabilities		9,579.1		30,985.8		(9,886.2)

Net cash provided/(used) by operating activities		14,487.5		40,255.9		1,744.7

Cash flows from investing activities:
Net change in term placements		(7,747.4)		4,182.2		(5,134.3)
Net change in Investment		(14,051.0)		(57,535.2)		(17,516.4)
Proceeds from loans securitized		—		5,917.4		48,234.6
Increase in loans originated, net of principal collections		(47,512.5)		(67,765.8)		(129,466.1)
Additions to property and equipment		(2,517.3)		(2,119.0)		(2,433.3)

Net cash used in investing activities		(71,828.2)		(117,320.4)		(106,315.5)

Cash flows from financing activities:
Net increase in deposits		47,221.9		80,302.0		59,480.5
Net increase/(decrease) in short-term borrowings		(20.7)		2,484.6		38,014.9
Net increase/(decrease) in long-term debt		(41.9)		3,970.0		(1,057.9)
Proceeds from issuance of equity shares for options exercised		86.7		203.6		659.1
Proceeds from issuance of ADSs		—		—		12,747.6
Proceeds from applications received for shares pending allotment		146.5		125.5		423.3
Payment of dividends and dividend tax		(697.5)		(955.7)		(1,131.3)

Net cash provided by financing activities		46,695.0		86,130.0		109,136.2

Net change in cash		(10,645.7)		9,065.5		4,565.4
Cash and cash equivalents, beginning of year		34,590.6		23,944.9		33,010.4

Cash and cash equivalents, end of year	Rs.	23,944.9	Rs.	33,010.4	Rs.	37,575.8

     Cash flows from operations
     Our net cash from operations reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net income after adjusting for tax and non-cash adjustments increased in the periods shown. Our cash flow from operations increased in fiscal 2005 compared to fiscal 2004 due to an increase in our allowances for credit losses and a reduction in our investing activities. This was compensated by gain on sales of securitization and AFS securities. Movements in other assets and liabilities had a significant impact on our overall position and caused a large part of the overall increase in net cash from operations in fiscal 2004. These changes arose primarily from our role as a payment bank to corporations that make initial public offerings. In such capacity, we issue demand drafts to persons whose subscriptions for shares are rejected (due to oversubscription or other reasons). The issuer advances funds to us for the payment of such drafts. The delay between the receipt of funds from the issuer and issuance of such demand drafts on the one hand, and the cashing of those drafts by the recipients on the other, can result in significant movements in our accrued expenses and other liabilities from period to period. In particular, during fiscal 2004 we received large amounts of cash against which we issued demand drafts which remained unpaid at March 31, 2004. Primarily as a result of this activity, our accrued expenses and other liabilities increased by Rs. 31.2 billion in fiscal 2004 compared to fiscal 2003. As these drafts were paid during fiscal 2005 the accrued expenses and other liabilities decreased in fiscal 2005 over fiscal 2004. However, this decrease in other liabilities was compensated by an increase in remittances in transit and accounts payable.

     Cash flows from financing activities
     Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Deposits have increased over time as our business has expanded. The market yield continued to decline in fiscal 2004 and fiscal 2005 compared to fiscal 2003. This reflected a slowdown in the rate of growth in time deposits, as customer preferences shifted to other investments. Our time deposits grew by 19.3% from Rs. 215.7 billion in fiscal 2004 to Rs. 257.2 billion in fiscal 2005. Our current and savings accounts grew by 20.3% from Rs. 88.3 billion to Rs. 106.3 billion during the same period. In addition, the fiscal 2004 increase in deposits reflected the collection of over Rs. 20.0 billion received from applicants for shares in various initial public offerings in the Indian markets. These amounts were outstanding on our books as of March 31, 2004 and were paid out during the year ended March 31, 2005. Because of the trends in deposits discussed above coupled with an increase in loan book, we increased our short-term borrowings during the years ended March 31, 2004 and March 31, 2005 in order to fund our growth. Our short-term borrowings increased by 158.0% from Rs. 24.1 billion as of March 31, 2004 to Rs. 62.1 billion as of March 31, 2005. The increase was due primarily to an increase in short-term call borrowings.
     As our retail loan book increased, we were required to increase our capital ratios. We privately placed long-term subordinated debt of Rs. 4.0 billion in February 2004. Subordinated debt of Rs. 1.0 billion was repaid at maturity during the fiscal year ended March 31, 2005.
     We raised equity capital of Rs. 12.7 billion in January 2005, through an add-on offering of ADSs in the United States. This strengthened our capital position in order to support balance sheet growth.
     Cash flows from investing activities
     We used our cash from operations and financing activities primarily to invest in our retail loan book. Our growth in investments reflected primarily an increase in statutory liquidity ratio investments that was required as our business expanded. As the pace of growth of our retail loans was much faster than growth in deposits, our liquidity and capital position were strained. As a result, we sold our automotive, commercial vehicle, two wheelers and personal loan book of Rs. 48.0 billion in fiscal 2005. During the year ended March 31, 2005, as yields reversed their downward trend, we substantially closed out our trading positions in investments to insulate any immediate valuation losses due to the downward movement in bond prices.

Financial Condition
     Assets
     The following table sets forth the principal components of our assets as of March 31, 2004 and March 31, 2005:

					Increase/		% Increase/
	As of March 31,				(decrease)		(decrease)
	2004		2005
	(In millions except percentages)
Cash and cash equivalents	Rs.	33,010.4	Rs.	37,575.8	Rs.	4,565.4	13.8%
Term placements		3,565.2		8,699.6		5,134.4	144.0
Investments held for trading		6,233.8		1,278.5		(4,955.3)	(79.5)
Investments available for sale		133,274.6		204,292.8		71,018.2	53.3
Investments held to maturity		36,368.4		—		(36,368.4)	(100.0)
Securities purchased under agreements to resell		19,950.0		—		(19,950.0)	(100.0)
Loans, net		177,681.1		256,486.9		78,805.8	44.4
Accrued interest receivable		4,178.7		4,912.1		733.4	17.6
Property and equipment		6,169.1		7,083.2		914.1	14.8
Other assets		6,404.3		9,125.3		2,721.0	42.5

Total assets	Rs.	426,835.6	Rs.	529,454.2	Rs.	102,618.6	24.0%

     Our total assets increased by 24.0% to Rs. 529.4 billion as of March 31, 2005.
     Investments held for trading declined due to lower trading opportunities in view of the rising interest rate environment.
     Investments available for sale increased primarily due to a reclassification of our HTM portfolio to AFS as described below under “— Transfers Within Investment Portfolios.”
     Net loans increased due to increases in both our retail and wholesale products. Our retail loan volume increased by 53.8% to
Rs. 112.7 billion in fiscal 2005, which reflected our increased focus on retail loans. This increase was net of sales of automobile, commercial vehicle and personal loans aggregating Rs. 48.0 billion in securitization transactions during the year ended March 31, 2005.
     Our property and equipment increased as we expanded our distribution network from 312 branches and 910 ATMs as of March 31, 2004 to 467 branches and 1,147 ATMs as of March 31, 2005 and invested in other infrastructure to support our growth.
     Transfers Within Investment Portfolio
     In fiscal 2005, because interest rates were rising in the Indian market, we elected to transfer investments with a fair value of Rs. 11.2 billion from our HTM portfolio to our AFS portfolio because these investments were yielding higher than prevailing market yields. The transfer thus provided some relief in our Indian GAAP accounts from the effects of losses in the AFS portfolio as a result of further increases in interest rates. This transfer was permitted by RBI regulations. However, because this transfer was not considered acceptable under U.S. GAAP, our HTM portfolio was deemed “tainted” and we were required to reclassify the remaining HTM portfolio as AFS. We are not permitted to establish a new HTM portfolio under U.S. GAAP until after March 31, 2007 and, accordingly, the investment classifications under U.S. GAAP and Indian GAAP could vary materially in the future. This reclassification resulted in an increase to shareholders’ equity of Rs. 1.2 billion and had no effect on net income.

Liabilities and Shareholders’ Equity
     The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2004 and March 31, 2005:

					Increase/		% Increase/
	As of March 31,				(decrease)		(decrease)
	2004		2005
	(In millions except percentages)
Liabilities
Interest bearing deposits	Rs.	215,710.8	Rs.	257,237.9	Rs.	41,527.1	19.3%
Non-interest bearing deposits		88,351.2		106,304.6		17,953.4	20.3

Total deposits		304,062.0		363,542.5		59,480.5	19.6

Short-term borrowings		24,064.2		62,079.1		38,014.9	158.0
Accrued interest payable		4,165.4		5,843.0		1,677.6	40.3
Long-term debt		6,086.0		5,028.1		(1,057.9)	(17.4)
Accrued expenses and other liabilities		57,242.2		43,623.5		(13,618.7)	(23.8)

Total liabilities		395,619.8		480,116.2		84,496.4	21.4

Shareholders’ equity		31,215.8		49,338.0		18,122.2	58.1

Total liabilities and shareholders’ equity	Rs.	426,835.6	Rs.	529,454.2	Rs.	102,618.6	24.0%

     Our total liabilities increased by 21.4% to Rs. 480.1 billion as of March 31, 2005. The increase in our interest bearing deposits was principally due to new customers acquired as we expanded our branch network and achieved greater penetration of our customer base through cross sales of our products. Of our total deposits as of March 31, 2005, retail deposits accounted for 69.2% and wholesale deposits accounted for the balance.
     Accrued expenses and other liabilities decreased principally because of a decrease in bills payable as of March 31, 2005 compared to March 31, 2004. Bills payable decreased due to payment of refund orders of unallotted collection monies of those who applied for initial public offerings of companies, which we owed as of March 31, 2004.
     Long-term debt decreased due to the repayment at maturity of subordinated debt of Rs. 1.0 billion.
     Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding as of March 31, 2005, deposits accounted for approximately 75.7% (of which retail deposits were 69.2%) with short-term borrowings accounting for approximately 12.9% and long-term debt accounting for approximately 1.0%. In our experience, a substantial portion of our deposits are rolled over upon maturity and are, over time, a stable source of funding. However, the continuation of our deposit base could be adversely affected if the economy deteriorates or if the interest rates offered by us differ significantly from those offered by our competitors.
     Shareholders’ equity increased primarily due to the issuance of new ADSs in January 2005 of Rs.12.7 billion and an increase in our retained earnings. As of March 31, 2005, our shareholders’ equity included Rs. 1.0 billion of unrealized gains on AFS securities, net of tax, which includes the effect of the reclassification of the HTM portfolio discussed above.
Capital
     We are subject to the capital adequacy requirements of the RBI, which are primarily based on the capital adequacy accord reached by the Basel Committee of the Bank of International Settlements in 1988. For a

description of the RBI’s capital adequacy guidelines, see “Supervision and Regulation — Capital Adequacy Requirements.” We are required to maintain a minimum ratio of total capital to risk adjusted assets as determined by a specified formula of 9.0%, at least half of which must be Tier 1 capital, which is generally shareholders’ equity.
     Our regulatory capital and capital adequacy ratios as measured in accordance with Indian GAAP are as follows:

	As of March 31,
	2004		2005
	(In millions, except percentages)
Tier 1 capital	Rs.	22,297.0	Rs.	39,621.6
Tier 2 capital		10,081.2		10,547.3

Total capital		32,378.2		50,168.9

Total risk weighted assets and contingents	Rs.	277,738.2	Rs.	412,710.3

Capital ratios:
Tier 1		8.03%		9.60%
Total capital		11.66%		12.16%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%
Total capital		9.00%		9.00%
     As shown above, our Tier 1 capital ratio increased to 9.60% and our total capital ratio increased to 12.16% as of March 31, 2005. The increase in our Tier 1 capital ratio was primarily due to our ADS issue of Rs. 12.7 billion in the last quarter of fiscal 2005, offset partly by the growth in our customer assets. The increase in Tier 2 capital was lower than the increase in Tier 1 due to redemption of Rs. 1 billion subordinated debt on maturity in the year ended March 31, 2005 and a reduction in the portion of subordinated debt eligible to be considered Tier 2 capital.
     Our Indian GAAP financial statements include general provisions (unallocated allowances) of Rs. 1.6 billion and Rs. 1.5 billion as of March 31, 2004 and March 31, 2005, respectively, which qualify for Tier 2 capital subject to a ceiling of 1.25% of risk weighted assets.
     In an effort to create a prudent policy for utilizing gains realized on the sale of investments, the RBI issued guidelines in fiscal 2002 requiring the appropriation of a minimum of 5% of the investment portfolio to an investment fluctuation reserve over the five-year period ending March 31, 2006. We currently carry an investment fluctuation reserve of Rs. 4.8 billion in Indian GAAP, which is 4.5% of the investment portfolio, excluding investments held to maturity as per Indian GAAP. This amount is included in retained earnings in U.S. GAAP.
     The RBI Tier 1 capital and total capital ratios are expected to change with the implementation of the Basel II standards in late fiscal 2006 or early fiscal 2007. Under Basel II, there will be three methods for determining the risk weighting of assets for purposes of calculating capital requirements for credit risk, consisting of one “standardized” method in which external ratings are used and two methods in which a bank’s internal ratings are used. The RBI has said that Indian banks should use the standardized method but it may later permit banks to migrate to the internal ratings based approaches. We have been closely following the development of Basel II and have participated in studies conducted by the RBI to analyze the effects of Basel II. Since the publication of the final framework in June 2004, we have been reviewing our systems and procedures, particularly in the areas of credit rating, risk architecture, technology support and process documentation, to ensure that we are in a position to implement the new framework and, in particular, to follow an internal ratings based approach once that is permitted by the RBI. This will supplement the risk management systems that we already have in place.
     Capital Expenditure
     Our capital expenditures consist principally of branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 5.7 billion in fiscal 2006, of which we intend to invest approximately Rs. 1.3 billion in technology and Rs. 3.0 billion to expand our branch, ATM and Electronic Data Capture terminal networks. As of March 31, 2005, we had entered into capital commitments of Rs. 214 million, which we plan to fund through internal accruals. However, we have no commitments to make the balance of the planned capital expenditures and the foregoing amounts and purposes may change depending on business conditions.
Financial Instruments and Off-Balance Sheet Arrangements
     Foreign Exchange and Derivatives
     We enter into foreign exchange and derivative transactions for our customers and for our own account. Our foreign exchange contracts include forward exchange contracts, currency swaps and currency options. Our derivative contracts include rupee-based interest rate swaps, forward rate agreements and cross-currency derivatives primarily for corporate customers. We enter into transactions with our customers and typically lay off exposures in the interbank market. We also trade rupee-based interest rate swaps for our own account and enter into foreign exchange contracts to cover our own exposures. We earn profit on customer transactions by way of a margin as a mark-up over the interbank exchange or interest rate. We earn profit on interbank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. See “Business — Treasury — Derivatives.”
     The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts as of March 31, 2004 and March 31, 2005, together with the related fair value, which is the mark-to-market impact of the derivative and foreign exchange products on the reporting date. We do not net exposures to the same counter party in calculating these amounts.

	As of March 31,
	2004				2005
	Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	343,913.7	Rs.	(15.4)	Rs.	780,211.6	Rs.	(79.7)
Forward exchange contracts, currency swaps and currency options		439,917.00		503.3		571,445.0		731.2
     Our trading activities for the above derivative instruments are carried out in the interbank market, which is a non-exchange informal market. However, these markets generally either provide price discovery or sufficient data to reliably estimate fair values of financial instruments.
     Guarantees and Documentary Credits
     As a part of our commercial banking activities, we issue documentary credits and guarantees. Documentary credits, such as letters of credit, enhance the credit standing of our customers. Guarantees generally represent irrevocable assurances that we will make payments in the event that a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment toward a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The nominal values of guarantees and documentary credits for the dates set forth below were as follows:

	As of March 31,
	2004		2005
	(In millions)
Bank guarantees:
Financial guarantees	Rs.	7,497.0	Rs.	14,365.4
Performance guarantees		8,916.8		9,954.4
Documentary credits		18,921.0		27,930.2

Total	Rs.	35,334.8	Rs.	52,250.0

     Guarantees and documentary credits outstanding increased by 47.9% to Rs. 52.3 billion as of March 31, 2005, principally due to general growth in our wholesale banking business.
     Loan Sanction Letters
     In some cases we issue sanction letters to customers, indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made increased from Rs. 44.5 billion as of March 31, 2004 to Rs. 65.2 billion as of March 31, 2005. If requested, we make these loans subject to the customer’s credit worthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 23 to our Financial Statements.
Contractual Obligations and Commercial Commitments
     Contractual Obligations

	Payments due by period
			Less than						After
	Total		1 year		1-3 years		4-5 years		5 years
	(In millions)
Subordinated debt	Rs.	5,000.0	Rs.	—	Rs.	1,000.0	Rs.	—	Rs.	4,000.0
Other long-term debt(1)		28.2		19.5		6.6		2.2		—
Operating leases(2)		7,417.0		1,019.7		2,962.5		2,501.1		933.6
Unconditional purchase obligations(3)		497.5		497.5		—		—		—

Total contractual cash obligations	Rs.	12,942.7	Rs.	1,536.7	Rs.	3,969.1	Rs.	2,503.3	Rs.	4,933.6

(1)	Other long-term debt consists of capital lease obligations of Rs. 17.2 million pertaining to assets taken on leases, such as ATMs, VSATs and other equipment, which we assumed at the time of our merger with Times Bank in 2000, and Rs. 11.0 million being a concessional loan from an agency for the purchase of solar power panels.

(2)	Operating leases are principally for the lease of office, branch and ATM premises, and residential premises for executives.

(3)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2005. See “— Capital Expenditures.”
     Commercial Commitments
     Our commercial commitments consist principally of letters of credit, guarantees, foreign exchange contracts and derivative contracts.
     Based on historical trends, we have recognized a liability of Rs. 50.1 million as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” issued in November 2002.
     As part of our risk management activities, we continuously monitor the credit worthiness of customers as well as guarantee exposures. However, if a customer fails to perform a specified obligation to a beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event, we make payment to the beneficiary on account of the indebtedness of the customer or make payment on account of the default by the customer in the performance of an obligation, up to the full notional amount of the guarantee. The customer is obligated to reimburse us for any such payment. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. The residual maturities of the above obligations as of March 31, 2005 are set forth in the following table:

	Commitment expiration per period
	Total amounts		Less than						More than 5
	committed		1 year		1-3 years		4-5 years		years
	(In millions)
Documentary Credits	Rs.	27,930.2	Rs.	27,930.2	Rs.	—	Rs.	—	Rs.	—
Guarantees		24,319.3		19,612.6		3,429.8		359.3		917.7
Forward exchange contracts		533,981.8		528,410.5		5,098.3		473.0		—
Derivative contracts*		815,342.5		124,567.3		395,948.7		292,842.1		1,984.4

Total contractual cash obligations	Rs. 1,401,573.8		Rs.	700,520.5	Rs.	404,476.7	Rs.	293,674.5	Rs.	2,902.1

*	Denotes notional principal amounts.

MANAGEMENT
Directors and Executive Officers
     Our Memorandum and Articles of Association (the “Articles”) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than fifteen directors, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of eleven members as of March 31, 2005. At the eleventh Annual General Meeting of the Bank held on June 17, 2005, Mr. Anil Ahuja retired by rotation and expressed his desire not to seek reappointment. Accordingly, the shareholders approved his retirement by rotation and resolved not to fill the vacancy caused by Mr. Ahuja’s retirement.
     As per the Indian Companies Act, 1956 (the “Companies Act”), at least two-thirds of our directors are required to retire by rotation, with one-third of these retiring at each annual general meeting. As of March 31, 2005, nine out of our eleven directors retire by rotation. However, any retiring director may be reappointed by resolution of the shareholders.
     Under the terms of our organizational documents, HDFC Limited has a right to nominate two directors who are not required to retire by rotation, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited either singly or in the aggregate holds not less than 20% of our paid up equity share capital. The two directors so nominated by HDFC Limited are the Chairman and the Managing Director. The Bennett Coleman Group has the right to appoint one director so long as its equity holdings do not fall below 5%. Mr. Vineet Jain has been nominated by the Bennett Coleman Group.
     The Banking Regulation Act requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Out of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and rural economy, co-operation or small scale industry. Dr. Gadwal has specialized knowledge and experience in the agricultural sector. Mr. Ashim Samanta, who has been appointed as the director of the Bank effective from November 18, 2004 possesses specialized knowledge and experience in small scale industry.
     Interested directors may not vote at board proceedings, except where the interest is based solely on a contract of indemnity for which the director is a surety, the interest is based on the director’s involvement as director of another company and holder of shares of that company, or where a proper notification has been given under the Companies Act, 1956.
     None of our directors or executive officers holds 1% or more of our shares.

     Our board of directors as of March 31, 2005 was comprised of:

Name	Position	Age
Mr. Jagdish Capoor	Chairman	65
Mr. Aditya Puri	Managing Director	55
Mr. Anil Ahuja *	Non-Executive Director	43
Dr. V. R. Gadwal **	Non-Executive Director	67
Mr. Vineet Jain	Non-Executive Director	39
Mr. K. M. Mistry **	Non-Executive Director	51
Mrs. Renu Karnad**	Non-Executive Director	53
Mr. Arvind Pande	Non-Executive Director	63
Mr. Bobby Parikh	Non-Executive Director	41
Mr. Ranjan Kapur	Non-Executive Director	63
Mr. Ashim Samanta	Non-Executive Director	51

*	Resigned as of June 17, 2005.

**	Are liable to retire by rotation in the forthcoming annual general meeting.
     Our executive officers as of March 31, 2005 were as follows:

Name	Position	Age
Mr. Aditya Puri	Managing Director	54
Mr. Vinod G. Yennemadi	Head, Finance, Administration, Legal and Secretarial	63
Mr. Samir Bhatia	Head, Corporate Banking	42
Mr. Harish Engineer	Head, Wholesale Banking	57
Mr. Sudhir Joshi	Head, Treasury	58
Mr. C. N. Ram	Head, Information Technology	48
Mr. Bharat Shah	Head, Depositary Services and Merchant Services	58
Mr. G. Subramanian	Head, Audit, Compliance, Vigilance and Service Quality	57
Mr. Paresh Sukthankar	Head, Credit and Market Risk and Human Resources	42
Mr. Neeraj Swaroop*	Head, Retail Banking	46
Mr. A. Rajan	Head, Operations	53
Mr. Abhay Aima	Head, Equities and Private Banking	43

*	Resigned as of August 10, 2005.
     The business address for our directors and officers is HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai — 400 013, India.
     The following are brief biographies of our existing directors:
     Mr. Jagdish Capoor holds a Master of Commerce degree and is a Certified Associate of the Indian Institute of Bankers. Mr. Capoor was appointed as part-time Chairman for a period of 3 years with effect from July 6, 2001. At the Annual General Meeting held on May 26, 2004, the shareholders approved the reappointment of Mr. Capoor as Chairman on a part-time basis for three years beginning July 6, 2004 upon revised terms and conditions. Prior to joining us, Mr. Capoor was a Deputy Governor of the RBI. Mr. Capoor was Chairman of Deposit Insurance & Credit Guarantee Corporation of India and Bharatiya Reserve Bank Note Mudran Ltd. and served as a director on the boards of the Bank of Baroda, State Bank of India, the National Bank for Agriculture and Rural Development and the National Housing Bank. Presently, Mr. Capoor is Chairman of Agricultural Finance Corporation Limited and Bombay Stock Exchange Limited and is a director of The Indian Hotels Co. Ltd. and Assets Care Enterprise Ltd. He is also a member of the Board of Governors of the Indian Institute of Management, Indore and The Stock Exchange, Mumbai.

     Mr. Aditya Puri holds a Bachelor’s degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Mr. Puri has been our Managing Director since September 1994. Mr. Puri has over 28 years of experience in both domestic and international banking. Prior to joining us, Mr. Puri was chief executive officer of Citibank, Malaysia from 1992 to 1994. At the Annual General Meeting held on May 26, 2004, the shareholders approved, subject to RBI approval, the reappointment of Mr. Puri as Managing Director from September 30, 2005 to March 31, 2007 upon revised terms and conditions. The RBI has approved the Managing Director’s remuneration through March 31, 2005. Mr. Puri has been appointed to the Board of Master Card International, SAMEA (South Asia, Middle East and Africa-Region) for 2005.
     Mr. Anil Ahuja holds a Bachelor of Technology degree from the Indian Institute of Technology, New Delhi and a Post-Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad. Mr. Ahuja has served as a non-executive director since July 16, 1999. Presently, he is the CEO of J.P. Morgan Partners Advisors, Singapore. He also serves as a director on the boards of the following Indian companies: HDFC Securities Ltd, MTR Foods Ltd and Domino’s Pizza India Private Ltd. In the past, he served as an executive director to Indocean Chase Capital Advisors and as a Vice President of Citibank N.A. Mr. Ahuja retired as a director of the bank as of June 17, 2005.
     Dr. V. R. Gadwal holds a Bachelor and a Master of Science degree from Osmania University, Hyderabad and a doctorate in agriculture from the Indian Agricultural Research Institute, New Delhi. He is also a Fellow Member of the Botanical Society of India and the Indian Society of Genetics and Plant Breeding. Dr. Gadwal has been one of our non-executive directors since March 15, 1999. Dr. Gadwal also serves as consultant and advisor to agricultural research and development institutions such as Maharashtra Hybrid Seeds Co. Ltd (“MAHYCO”) and MAHYCO Research Foundation. Presently, Dr. Gadwal is the President of the Indian Society for Cotton Improvement.
     Mr. Vineet Jain holds a Bachelor of Science degree and a degree in International Business Administration — Marketing. Mr. Jain has been one of our non-executive directors since April 14, 2001. He also serves as the Managing Director of Bennett, Coleman & Co. Ltd, and as Chairman of, inter alia, Times Internet Ltd, Times Online Money Ltd, Bharat Nidhi Ltd and Worldwide Media Limited (formerly known a Magz International Limited). He is also on the boards of Times Infotainment Media Ltd, The Press Trust of India Ltd, Times Journal India Private Limited and Times Centre for Media Studies. Mr. Jain is a nominee of the Bennett Coleman Group.
     Mr. K. M. Mistry holds a Bachelor of Commerce degree in Advanced Accountancy and Auditing and is also a Chartered Accountant. He was actively involved in setting up several HDFC group companies, including HDFC Bank. Mr. Mistry had been deputed on consultancy assignments for the Commonwealth Development Corporation to Thailand, Mauritius, the Caribbean Islands and Jamaica. He has also worked as a consultant for the Mauritius Housing Company and for the Asian Development Bank. Mr. Mistry is the Managing Director of HDFC Limited and Chairman of GRUH Finance Ltd and Intelenet Global Services Private Ltd. He serves as director of, inter alia, HDFC Developers Ltd, HDFC Chubb General Insurance Company Ltd, HDFC Trustee Company Ltd, HDFC Standard Life Insurance Co. Ltd, Credit Information Bureau (India) Ltd, Infrastructure Leasing & Financial Services Ltd, Sun Pharmceutical Industries Ltd, Mahindra Holidays & Resorts India Ltd, The Great Eastern Shipping Co. Ltd, NexGen Publishing Ltd, GW Capital Private Ltd and Association of Leasing and Financial Services Companies.
     Mrs. Renu Karnad is a law graduate and also holds a Master’s degree in Economics from Delhi University. Mrs. Karnad is an executive director of HDFC Ltd. She is Chairperson of HDFC Venture Capital Ltd and a director, inter alia, of HDFC Asset Management Co. Ltd, GRUH Finance Ltd, HDFC Realty Ltd, Credit Information Bureau (India) Ltd, Feedback Ventures Ltd, HDFC Chubb General Insurance Company Ltd, Mother Dairy Fruits & Vegetables Ltd, Ascendas Pte Ltd and ICI India Ltd.

     Mr. Arvind Pande holds a Bachelor of Science degree from Allahabad University and BA (Hons.) and MA (Economics) degrees from Cambridge University, U.K. He started his career in Indian Administrative Services and has held various positions in the government of India. He was a Joint Secretary to the Prime Minister of India for Economics, Science and Technology issues. He was a director of the department of Economic Affairs in the Ministry of Finance, Government of India and has dealt with World Bank aided projects. He was the Chairman and Chief Executive Officer of The Steel Authority of India Ltd. Mr. Pande is a director, inter alia, of Sandhar Locking Devices Ltd, IVRCL Infrastructure & Projects Ltd, Visa Industries Ltd, Bharatiya Co-operative General Insurance Ltd, Assets Care Enterprise Ltd and Era Constructions (India) Ltd.
     Mr. Bobby Parikh is a Chartered Accountant and has specialized in the areas of Tax and Business Advisory Services with extensive experience in advising clients across a range of industries. Mr. Parikh is a member of various trade and business associations and their committees. He is also on the advisory/executive boards of certain non-government and non-profit organizations. Mr. Parikh was the Country Managing Partner of Arthur Anderson & Co. and until recently, the Chief Executive Officer of Ernst & Young Private Ltd in India. He is currently the Managing Partner of M/s BMR & Associates. Mr. Bobby Parikh is an “audit committee financial expert” under U.S. regulations.
     Mr. Ranjan Kapur holds a Master of Arts degree in English from St. Stephens College, New Delhi. He started his career with Citibank, N.A. Mr. Kapur has held various senior positions at Ogilvy & Mather India Private Ltd (“O&M”). He was nominated to the world wide board of directors of O&M in 1998 and was elevated to the position of Executive Chairman, India and Vice-Chairman, Asia Pacific, a year later. He retired from O&M on December 31, 2003. Mr. Kapur is a director of Pidilite Industries Ltd, Mirc Electronics Ltd, Equus Advertising Company Ltd, Meridian Communication Private Ltd, Group M Media India Private Ltd, Bates India Private Ltd, Rediffusion-Dentsu, Young & Rubicam Private Ltd and Everest Integrated Communications Private Ltd.
     Mr. Ashim Samanta holds a degree in Commerce from Bombay University. He has over 25 years of experience in the management of small scale industries. For the last several years, Mr. Samanta has been the director of a small scale pharmaceuticals company.
The following are brief biographies of our executive officers:
     Mr. Vinod G. Yennemadi holds a Bachelor of Commerce degree and is also a Fellow of the Institute of Chartered Accountants of India and an Associate of the Institute of Chartered Accountants in England and Wales. Mr. Yennemadi has been the Head, Finance, Administration, Legal, and Secretarial since April 1994. In addition, Mr. Yennemadi serves as a director of Softcell Technologies Ltd, HDFC Securities Ltd, Solution NET India Private Ltd, Atlas Documentary Facilitators Company Private Ltd and Flexcel International Private Ltd.
     Mr. Samir Bhatia holds a Bachelor of Commerce degree from the University of Bombay, a cost accountancy qualification from the Institute of Cost and Works Accountants of India and a chartered accountancy qualification from the Institute of Chartered Accountants of India. He is currently our Head, Corporate Banking, and previously served as our Regional Head, Corporate Banking in various regions of India since September 1994.
     Mr. Harish Engineer holds a Bachelor of Science degree in Physics and Chemistry and a diploma in Business Management. Mr. Engineer has served as Head, Financial Institution Group since November 1999, and previously served as Head, Corporate Banking since July 1994.
     Mr. Sudhir Joshi holds a Bachelor of Science degree in Chemistry from the University of Pune and is a Certified Associate of the Indian Institute of Bankers. Mr. Joshi has held the position of Head, Treasury since April 2000. He was Head, Financial Investment Group for a brief period between February 2000 and March 2000. From June 1995 until joining us, Mr. Joshi served as executive vice president, treasury, of

Times Bank Ltd. At present, he is the Chairman of the Fixed Income Money Market and Derivatives Association of India and on the Board of the Clearing Corporation of India Ltd.
     Mr. C. N. Ram holds a Bachelor of Technology degree in Electrical Engineering from the Indian Institute of Technology and a post graduate diploma in Management from the Indian Institute of Management. Mr. Ram has served as Head, Information Technology since July 1994. In addition, he also serves as a director on the boards of a number of companies, including our affiliates, SolutionNET India Private Ltd, Flexcel International Private Ltd, Softcell Technologies Ltd and HDFC Securities Ltd.
     Mr. Bharat Shah holds a Bachelor of Science degree from Bombay University and a Higher National Diploma in Applied Chemistry from London University. He serves as our Head, Depositary Services and Merchant Services. Mr. Shah also serves as a non-executive director of Computer Age Management Services Private Ltd, HDFC Securities Ltd and Atlas Documentary Facilitators Company Private Ltd.
     Mr. G. Subramanian holds a Bachelor of Science degree in Chemistry from Madras Christian College and is a Certified Associate of the Indian Institute of Bankers. Mr. Subramanian has been the Head, Audit, Compliance, Vigilance and Service Quality since January 1995. Prior to that, Mr. Subramanian was deputy general manager of the RBI. Mr. Subramanian also serves as a director on the board of directors of Computer Age Management Services Private Ltd.
     Mr. Paresh Sukthankar holds a Bachelor of Commerce degree and Master in Management Studies from Bombay University. Mr. Sukthankar has held the position of Head, Credit and Market Risk since September 1994 and since December 1999 also supervises the Human Resources function.
     Mr. Neeraj Swaroop holds a Bachelor of Technology degree from the Indian Institute of Technology, a Master of Business Administration degree from the Indian Institute of Management, and a diploma in Retail Bank Management from the Graduate School of Retail Bank Management, University of Virginia. He has held the position of Head, Marketing and Retail Assets since April 1999 and is currently Country Head, Retail Banking. Mr. Swaroop also serves as a director on the board of SolutionNET India Private Ltd. Mr. Swaroop resigned from the services of the Bank as of August 10, 2005.
     Mr. A. Rajan holds a Bachelor of Science degree. He has over 26 years of experience in various aspects of operations in banking. He was part of the core management team that set up the Bank, as its Head of Operations, and was responsible for creating the Operations team and detailed Operating Procedures. Afterwards, he was also the CEO of Flexcel International Private Ltd for three years. He is now once again the Country Head — Operations.
     Mr. Abhay Aima is a graduate of the National Defence Academy. Mr. Aima is currently our Head, Equities, Private Banking and Third Party Products.
Corporate Governance
     Audit and Compliance Committee
     The Audit and Compliance Committee of the Bank is chaired by Mr. Ranjan Kapur. The other members of the Audit Committee are Mr. Ashim Samanta, Mr. Arvind Pande, Mr. Bobby Parikh and Dr. V. R. Gadwal. Mr. Jagdish Capoor resigned as a member of the Audit Committee with effect from October 21, 2004, and Mr. Anil Ahuja ceased to be the member of the Audit Committee as of June 17, 2005. Mr. Ranjan Kapur was inducted as a member of the Audit Committee and appointed its Chairman with effect from October 21, 2004. Dr. V. R. Gadwal was inducted as a member of the Audit Committee with effect from January 6, 2005, and Mr. Ashim Samanta was inducted as a member of the Audit Committee with effect from July 14, 2005.

     All the members of the Audit Committee are financially literate independent directors and Mr. Bobby Parikh is an Audit Committee financial expert.
     During the year, the Audit Committee held six meetings.
     The terms of reference of the Audit Committee are in accordance with clause 49 of the Listing Agreement entered into with the Stock Exchanges in India and inter alia includes the following:
•	Overseeing the Bank’s financial reporting process and ensuring correct, adequate and credible disclosure of financial information;
•	Recommending appointment and removal of external auditors and fixing of their fees;
•	Reviewing with management the annual financial statements before submission to the Board with special emphasis on accounting policies and practices, compliance with accounting standards and other legal requirements concerning financial statements; and
•	Reviewing the adequacy of the Audit and Compliance function, including their policies, procedures, techniques and other regulatory requirements.
     In addition to the above, the board has adopted a Charter for the Audit Committee in connection with certain U.S. regulatory standard.
     Compensation Committee
     The Compensation Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees by considering the grant of stock options to employees and reviewing compensation levels of the Bank’s employees vis-à-vis other banks and the industry in general.
     The committee consists of Mr. Jagdish Capoor, Mr. Bobby Parikh, Dr. Venkat Rao Gadwal and Mr. Ranjan Kapur. Mr. Ranjan Kapur was inducted as a member of the committee on April 16, 2004, and Mr. Bobby Parikh was inducted as a member of the committee with effect from July 14, 2005. Mr. Anil Ahuja ceased to be the member of the committee as of June 17, 2005. The committee is chaired by Mr. Jagdish Capoor. All the members of the committee other than Mr. Capoor are independent directors.
     During the year the committee held one meeting.
     Investors’ Grievance (Share) Committee
     The Investors’ Grievance (Share) Committee approves and monitors transfers, transmissions, splits and the consolidation of shares and bonds issued by the Bank as well as the allotment of shares to employees pursuant to the Employees Stock Option Scheme. The committee also monitors the redressal of complaints from shareholders relating to the transfer of shares, non-receipt of Annual Reports, dividends etc.
     The committee comprise Mr. Jagdish Capoor and Mr. Aditya Puri.
     The committee is chaired by Mr. Jagdish Capoor and met 12 times during the year. The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the committee.
     As of March 31, 2005, 136 instruments of transfer of shares were pending and since then the same have been processed. The details of the share transfers are reported to the board of directors from time to time.
     During the year, the Bank received 193 complaints from shareholders, which have been attended to.
     No penalties or strictures were imposed on the Bank by any of the Stock Exchanges, SEBI or any statutory authority, on any matter relating to capital markets, during the last three years.

     Risk Monitoring Committee
     The Risk Monitoring Committee is formed as per the guidelines of the RBI on the Asset Liability Management/Risk Management Systems. The Risk Monitoring Committee develops the Bank’s credit and market risk polices and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified.
     The Risk Monitoring Committee consists of Mr. Bobby Parikh, Mr. Aditya Puri and Mrs. Renu Karnad and is chaired by Mr. Anil Ahuja. Mr. Anil Ahuja ceased to be a member of the Risk Monitoring Committee as of June 17, 2005. Mr. Bobby Parikh was inducted as a member of the committee with effect from July 14, 2005.
     The committee met four times during the year.
     Credit Approval Committee
     The Credit Approval Committee approves credit exposures, which are beyond the powers delegated to executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans.
     The committee comprises Mr. Jagdish Capoor, Mr. Aditya Puri, Mr. Keki Mistry and Mr. Bobby Parikh. Mr. Bobby Parikh was inducted as a member of the committee on April 16, 2004. The committee is chaired by Mr. Jagdish Capoor and met three times during the year.
     Premises Committee
     The Premises Committee approves the purchase and leasing of premises for Bank branches, back offices, ATMs and executive residences in accordance with the guidelines laid down by the board. The Premises Committee comprises Dr. V. R. Gadwal, Mr. Aditya Puri, Mr. Ranjan Kapur and Mr. K. G. Krishnamurthy, in an advisory capacity. Mr. Ranjan Kapur and Dr. V. R. Gadwal were inducted into the committee on April 16, 2004.
     The committee is chaired by Dr. V. R. Gadwal and met four times during the year.
     Nomination Committee
     The Bank has constituted a Nomination Committee for recommending the appointment of independent/non-executive directors to the board of the Bank. The Nomination Committee scrutinizes the nominations of independent/non–executive directors to identify ‘fit and proper’ persons. The Nomination Committee considers the following criteria in assessing the competency of the persons nominated: academic qualifications, previous experience, track record and integrity. In assessing the integrity and suitability of candidates, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered.
     The members of the Nomination Committee are Mr. Ranjan Kapur, Mr. Ashim Samanta, Dr. V. R. Gadwal and Mr. Arvind Pande. The committee is chaired by Mr. Ranjan Kapur. Mr. Jagdish Capoor resigned from the membership of the committee with effect from October 21, 2004 and on the same day, Mr. Ranjan Kapur was inducted in the committee. Mr. Anil Ahuja ceased to be the member of the committee with effect from June 17, 2005. Mr. Ashim Samanta was inducted as a member of the committee with effect from July 14, 2005. All the members of the committee are independent directors.
     One meeting of the committee was held during the year.

     Fraud Monitoring Committee
     Pursuant to the directives of the RBI to all commercial banks, the Bank constituted a Fraud Monitoring Committee on April 16, 2004, exclusively dedicated to the monitoring of fraud cases involving amounts of Rs. 10 million and more. The objective of this committee is to effectively detect fraud and immediately report it to regulatory and enforcement agencies so that appropriate action may be taken against the perpetrators of fraud. The terms of reference of the committee are:
•	Identify the systems lacunae, if any, that facilitated perpetration of the fraud and put in place measures to prevent the same;
•	Identify the reasons for delay in detection, if any, reporting to top management of the Bank and the RBI;
•	Monitor the progress of CBI and police investigations and recoveries;
•	Ensure that staff accountability is examined at all levels in all cases of fraud and that staff side action, if required, is completed quickly without loss of time;
•	Review the efficacy of remedial action taken to prevent recurrence of fraud, such as strengthening internal controls;
•	Put in place other measures as may be considered relevant to strengthen preventive measures against fraud.
     The members of the committee are Mr. Jagdish Capoor, Mr. Aditya Puri, Mr. Keki Mistry, Mr. Bobby Parikh and Mr. Arvind Pande. The committee is chaired by Mr. Jagdish Capoor.
     One meeting of the committee was held during the year.
     Customer Service Committee
     The Bank constituted a Customer Service Committee on October 21, 2004 pursuant to guidelines issued by the RBI. The committee monitors the quality of services rendered to customers and also ensures implementation of directives received from the RBI in this regard. The committee will formulate a comprehensive deposit policy, incorporating the issues arising out of death of a depositor for operations of his or her account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.
     The members of the committee are Mr. Ranjan Kapur, Mr. Keki Mistry, Dr. Venkat Rao Gadwal and Mr. Arvind Pande. The Committee is chaired by Mr. Ranjan Kapur.
     One meeting of the committee was held during the year.
     Committees of Executives
     We have also constituted committees of executives that meet frequently to discuss and decide on the management of assets and liabilities, as well as matters involving other operations and personnel.
Borrowing Powers of Directors
     The shareholders of the Bank, at the Annual General Meeting of the Bank held on May 26, 2004 passed an ordinary Resolution pursuant to Section 293(1)(d) of the Indian Companies Act, authorizing the board of directors of the Bank to borrow, for the purpose of business of the Bank, such sum or sums of monies as they may deem necessary, notwithstanding the fact that the monies borrowed and the monies to be borrowed from time to time (apart from acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise and /or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed the aggregate of the paid up capital of the Bank and its free reserves (i.e., reserves not set apart for any specific purpose) subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 50 billion, over and above the aggregate of the paid up capital of the Bank and its free reserves at any time.

     The terms on which the board of directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions and, with prior shareholder and regulatory approval, the allotment of shares to other entities.
Compensation of Directors and Executive Officers
     The compensation packages of our Chairman and Managing Director are approved by the shareholders and the RBI on the recommendation of the board of directors. In fiscal 2005, none of our executive officers, except the Managing Director, earned a salary plus bonus in excess of U.S.$200,000. During fiscal 2005, our Chairman received a salary of Rs. 820,968 per annum. At our Annual General Meeting held on May 26, 2004, the shareholders approved the revised remuneration payable to Mr. Capoor with effect from July 6, 2004 at Rs. 900,000 per annum plus Bank leased accommodation. Effective April 1, 2004, our Managing Director receives a monthly salary of Rs. 600,000 and other emoluments as have been approved by the shareholders and the RBI. At our 10th Annual General Meeting held on May 26, 2004, the shareholders also approved the reappointment of our Managing Director for a further three year period, commencing upon the expiration of the current term on September 30, 2005. For the fiscal year ended March 31, 2005, the aggregate amount of compensation paid to all of our executive officers was approximately Rs. 226.1 million. For the fiscal year ended March 31, 2005, the aggregate amount accrued by us to provide pension, retirement or similar benefits for our Managing Director and executive officers was approximately Rs.14.2 million.
     Under our organizational documents, each director, except the Managing Director, is entitled to remuneration for attending each meeting of the board of directors or of a board committee. The amount of remuneration is set by the board from time to time in accordance with limitations prescribed by the Companies Act or the government of India. Remuneration for attending board meetings and committee meetings is Rs. 10,000 per meeting, except in case of meetings of the Share Committee, for which the remuneration is Rs. 5,000 per meeting. We reimburse directors for travel and related expenses in connection with board and committee meetings and related matters.

     Other than our Chairman and Managing Director, none of our directors has a service contract with us.
Loans to Executive Officers

	Largest amount		Amount		Interest
	outstanding		outstanding as of		rate as of
Name	in fiscal 2005		31-Mar-05		31-Mar-05	Nature of Loan
	(In millions, except percentages)
Abhay Aima	Rs.	1.6	Rs.	1.6	8.5%	Housing loan
		0.1		—	—	Personal loan
Aditya Puri		5.0		5.0	8.5	Housing loan
A. Rajan		5.0		5.0	8.5	Housing loan
		0.5		0.4	5.0	Personal Loan
Bharat Shah		4.1		3.9	8.5	Housing loan
G. Subramanian		4.2		4.1	8.5	Housing loan
		0.5		0.4	5.0	Personal loan
Harish Engineer		2.3		2.3	8.5	Housing loan
Neeraj Swaroop *		3.0		3.0	8.5	Housing loan
		0.2		0.1	5.0	Personal loan
Paresh Sukthankar		4.0		—	—	Housing loan
Samir Bhatia		4.5		4.5	8.5	Housing loan
		0.1		0.1	5.0	Personal loan
Vinod Yennemadi		2.1		2.1	8.5	Housing loan

Total	Rs.	37.2	Rs.	32.5

*	No longer an executive officer of the Bank.

Employees Stock Option Scheme
     Our shareholders approved plans in January of 2000 and June of 2003 for the issuance of stock options to employees and, under the latter plan, to the directors of the Bank. Under the 2000 plan, the option price is set as the average of the daily closing prices on The Stock Exchange, Mumbai during the 60 days preceding the grant date. Under the 2003 plan, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Our Compensation Committee has issued options under these plans on six separate occasions since January 2000. The options granted on those occasions vest at the rate of 30%, 30% and 40% on each of the three successive anniversaries following the date of grant, subject to standard vesting conditions. In fiscal 2005, 2.16 million options were exercised, resulting in an increase in our paid-up capital of Rs. 21.6 million and share premium of Rs. 444.2 million. As of March 31, 2005, 10.3 million options were outstanding.
Other Compensation
     All employees, including our Managing Director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at manager level or above, including our Managing Director. Our gratuity fund, required under Indian law, is a defined benefit plan that, upon retirement, death while employed, or termination of employment, pays a lump sum equivalent to 15 days’ salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13% (15% for the Managing Director) of the eligible employee’s annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both we and the employee contribute monthly at a determined rate (currently 12% of the employee’s salary) to a fund set up by us, which is administered by a board of trustees. For employees whose basic salary is less than Rs. 6,500 per month, a portion (currently 8.33% of the employee’s salary) of the employer’s contribution is transferred to a fund administered by the government in accordance with the Provident Fund Act. We retain liability for future payments under the gratuity fund, but not under the superannuation or provident funds.
Controls and procedures
     Evaluation of disclosure controls and procedures
     As of the end of the period covered by this report, our principal executive officer and principal financial officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the date of their evaluation, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.
     Changes in internal controls
     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.
Audit committee financial expert
     Mr. Bobby Parikh joined our board of directors on January 9, 2004. On March 26, 2004 Mr. Parikh was inducted as a member of the audit committee. Our board of directors has determined Mr. Bobby Parikh as an audit committee financial expert as defined in Item 401(h) of Regulation S-K, and is independent pursuant to applicable SEC rules.
Code of ethics
     On July 14, 2004, our Audit Committee adopted a written code of ethics applicable to the Managing Director (Chief Executive Officer), the Chief Financial Officer and Group Heads of the Bank. We believe the code constitutes a “code of ethics” as defined in Item 16B of Form 20-F. We will provide a copy of such code of ethics to any person without charge, upon request. Requests may be made by writing to investor.helpdesk@hdfcbank.com.
     On July 14, 2004, our Audit Committee also adopted a Whistle Blower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by HDFC Bank or in a substantial mismanagement of Bank’s resources. Under this policy our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets and any conduct that results in a violation of law by HDFC Bank to our management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.
Principal Accountant Fees and Services
     The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

Type of Service	Fiscal year ended March 31,				Description of Services
	2004		2005
	(In millions)
Audit services	Rs.	3.9	Rs.	3.9	Audit of financial statements
Audit related services		1.7		1.1	Services related to review of financial statements and due diligence
Tax fees		0.1		—	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		0.6		0.2	Statutory certifications, quality registrar services, work permit related services and other advisory services

	Rs.	6.3	Rs.	5.2

     Our audit committee charter requires us to take the prior approval of our audit committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. We disclose to our audit committee the nature of services that are provided and the fees to be paid for the services. All of the non-audit services provided by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit Committee.
Compliance with NYSE Listing Standards on Corporate Governance
     We are incorporated under the Indian Companies Act, 1956, and our equity shares are listed on the major stock exchanges in India. Our corporate governance framework is in compliance with the Indian Companies Act, 1956, the regulations and guidelines of SEBI and the requirements of the listing agreements entered into with the Indian stock exchanges. We also have ADSs listed on the New York Stock Exchange (the “NYSE”).

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

NYSE rule applicable to
U.S. listed companies	Indian law and HDFC Bank's practice

Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)	Under Indian law, if the chairman of the board of directors is not an executive officer of the company, at least one third of the directors should be independent. If the chairman is an executive officer, at least 50% of the company’s directors should be independent. The chairman of our board of directors is not an executive officer and 7 out of 10 members of the board are independent.

Certain heightened standards apply to “independent directors”. (NYSE Corporate Governance Standard 303A.02)	Under Indian law, a director is “independent” so long as he or she does not have any material pecuniary relationship or transactions (apart from director’s remuneration) with the company, its promoters, its management or its subsidiaries, which in the judgment of the board may affect the independence or judgment of the director. We apply the Indian definition of “independent”. Under that definition, the board considers Mr. Jagdish Capoor, the chairman of the board, to be independent.

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no requirement for such sessions. HDFC Bank does not regularly hold such meetings.

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. However, HDFC Bank has a Nomination Committee that is responsible for recommending the appointment of independent/non-executive directors to the board of directors. The Nomination Committee is composed of four non-executive directors, all of whom are independent.

NYSE rule applicable to
U.S. listed companies	Indian law and HDFC Bank's practice

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

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)
Indian law does not require that the compensation committee have a charter. HDFC Bank does not have such a charter.

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
HDFC Bank has a written audit committee charter that provides for specific purposes and responsibilities.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)	Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2004-2005 under the heading “Corporate Governance”.

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

Memorandum and Articles of Association
     Our main objects are to carry on banking activity and other related activities. Our objects and purposes can be found in clauses A and B of the Articles.
     Under the Articles, a director may not vote, participate in discussions or be counted for purposes of a quorum with respect to any decision relating to whether we will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The board of directors may not hold meetings in the absence of a quorum. Pursuant to the Companies Act, our directors have the power to borrow money for business purposes only with the consent of the shareholders (with certain limited exceptions).
     Sections 172 through 187 of the Articles set forth certain rights and restrictions relating to dividend distributions. One of these restrictions is that dividends may be approved only at a general meeting of shareholders, but in no event in an amount greater than the amount recommended by the board of directors.
     Subject to the Companies Act, profits of a company are divisible among shareholders in proportion to the amount of capital paid-up on the shares held by them respectively. In the event of liquidation, surplus will be distributed in proportion to the capital paid up or which ought to have been paid up on the shares held by shareholders respectively at the time of commencement of the winding up. The board of directors may make calls on shareholders in respect of all moneys unpaid on the shares held by them and not by the conditions of allotment thereof.
     The rights and privileges of any class of shareholders may not be modified without the approval of three-fourths of the issued shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class.
     The annual general meeting shall be called for a time during business hours at our registered office or at some other place within Mumbai as the board of directors may determine. The notice of the meeting shall specify it as the annual general meeting. The board may also call an extraordinary meeting, and if there is not a quorum of directors within India, any director or two shareholders may call such a meeting. The board of directors is required to call an extraordinary meeting upon the requisition of a set number of shareholders, as set forth in the Companies Act.

PRINCIPAL SHAREHOLDERS
     The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2005 by:
•	each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and
•	our individual directors and officers.
     Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons in the table have sole voting and sole investment control with respect to all equity shares beneficially owned.
     We were founded by HDFC Limited, the leading housing finance company in India. As of March 31, 2005, HDFC Limited, together with its subsidiaries, held an aggregate of 22.2% of our equity shares. Under the Indian Banking Regulation Act, no person holding equity shares in a banking company can vote more than 10.0% of the outstanding equity shares.

			Percentage of
			Total Equity
	Number of		Shares
	Equity Shares		Outstanding
HDFC group	68,861,000	(1)	22.2
Bennett Coleman group	16,192,408	(2)	5.2
Directors and executive officers			*

(1)	Includes: 38,860,000 equity shares held directly by HDFC Limited, 30,000,000 equity shares held by HDFC Investments Limited and 1,000 equity shares held by HDFC Holdings Limited. HDFC Investments Limited and HDFC Holdings Limited are controlled by HDFC Limited.

(2)	Includes: 8,849,929 equity shares held by Bennett Coleman & Company Limited, 2,486,956 equity shares held by Dharmayug Investments Limited and 4,855,523 equity shares held by other Bennett Coleman group entities.

(*)	None of our directors or executive officers individually holds 1% or more of our total equity shares outstanding.

RELATED PARTY TRANSACTIONS
     The following is a summary of transactions we have engaged in with our promoter and principal shareholder, HDFC Limited and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. Figures herein reflecting our equity interests exclude shares held by our Employees Welfare Trust, an independent trust established for the benefit of our employees.
     All transactions with HDFC group companies and the other related parties listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third party in an arm’s-length transaction. In addition, our banking license from the RBI stipulates that we can only transact business with HDFC Limited and its affiliates on an arm’s-length basis.
HDFC Securities Ltd (“HSL”)
     We acquired an equity stake in HSL, which provides brokering services through the internet and other channels. We own 29.5% of the equity shares and HDFC group companies (including us) own an aggregate of 68.5%. Recently, we have received RBI consent for the acquisition from HDFC Limited of an additional 29.5% of the equity shares of HSL. Upon consummation of this acquisition, we will consolidate HSL, which had revenue of Rs. 351.1 million and net income of Rs. 81.1 million for fiscal 2005 and had total assets of Rs. 592.6 million as of March 31, 2005. In fiscal 2005, we paid Rs. 0.8 million for sales assistance provided by HSL, Rs. 0.7 million towards fixed assets acquired from it and received Rs. 9.2 million for services provided to HSL. An amount of Rs. 1.6 million was receivable from HSL as of March 31, 2005.
HDFC Limited
     Housing Loans
     We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement HDFC Limited approves and disburses the loans, which are booked in the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited offer us up to 70% of the fully disbursed home loans sourced under the arrangement through the issue of mortgage-backed PTCs; the balance is retained by HDFC Limited. We purchase the mortgage-backed PTCs at the underlying home loan yields less a fee paid to HDFC Limited for administration and servicing of the loans. A portion of the home loans also qualifies for our directed lending requirement. We earned Rs. 102.4 million from HDFC Limited in fiscal 2005 as fees for selling these loans. An amount of Rs. 17.1 million was receivable from HDFC Limited as of March 31, 2005.
     Property
     We have facilities located on five properties owned or leased by HDFC Limited. In fiscal 2005, we paid an aggregate of Rs. 4.2 million as rental fees to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2005, HDFC Limited held a deposit of Rs. 0.2 million that we have paid to secure these leased properties. In fiscal 2005, we paid Rs. 4.4 million to HDFC Limited as maintenance and service charges.
HDFC Standard Life Insurance Company Ltd (“HDFC Standard Life”)
     In fiscal 2005, we paid Rs. 16.6 million to HDFC Standard Life in premiums for life insurance for our employees covered under superannuation. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 169.9 million for the sale of insurance policies to our customers.

HDFC Asset Management Company Ltd (“HDFC AMC”)
     In fiscal 2005, we paid Rs. 3.3 million as rent and maintenance charges to HDFC AMC. We have placed a security deposit of Rs. 1.7 million with HDFC AMC to secure leased property. During fiscal 2005, we received Rs. 100.9 million in fees from HDFC AMC for distribution of units of mutual funds. We have retained HDFC AMC to invest our funds primarily in debt instruments up to an amount approved by our board of directors. The amount of investment outstanding as of March 31, 2005 was Rs. 3.3 billion. We paid Rs. 0.7 million to HDFC AMC for professional fees during fiscal 2005.
HDFC Chubb General Insurance Company Ltd (“HDFC Chubb”)
     We paid Rs. 7.9 million to HDFC Chubb towards insurance premiums in fiscal 2005. A deposit of Rs. 0.1 million was kept with HDFC Chubb as of March 31, 2005. We received fees and commissions from HDFC Chubb aggregating Rs. 21.9 million for sale of insurance policies to our customers.
Atlas Documentary Facilitators Company Private Ltd (“ADFC”)
     ADFC specializes in back-office processing. We regularly transact business with ADFC. In fiscal 2005, we paid ADFC Rs. 388.6 million for back-office processing services. We earned Rs. 29.5 million from ADFC as rent for premises leased in fiscal 2005. As of March 31, 2005, we had provided a security deposit amounting to Rs. 6.0 million to ADFC for the various services provided by ADFC and an amount of Rs. 40.1 million was payable for such services. As of that date, we retained an equity investment of Rs. 0.2 million in ADFC, which represents 29.0% of the share capital of ADFC. Members of our management team as well as other employees own over 46% of the equity shares of ADFC.
HBL Global Private Ltd (“HBL Global”)
     HBL Global is a subsidiary of ADFC and provides us with direct sales support for certain of our products. HBL Global was paid a net fee of Rs. 1173.1 million for the year ended March 31, 2005. As of March 31, 2005 we had provided a security deposit of Rs. 40.7 million for the services provided by HBL Global. An amount of Rs. 33.7 million was payable to HBL Global as of that date. We earned Rs. 5.0 million as rent for premises occupied by HBL Global during fiscal 2005. We do not presently have any direct investment in HBL Global.
Flexcel International Private Ltd (“Flexcel”)
     Flexcel, a company in which we have invested Rs. 15.3 million, for a 29.5% equity stake, provides application services to smaller banks. Because our share of total accumulated losses incurred by Flexcel exceeds the investment value, we have written off our investment. A loan amount of Rs. 2.5 million was outstanding in our books as of March 31, 2005.
Salisbury Investments Private Ltd
     We have paid a security deposit of Rs. 21.0 million and in fiscal 2005, we paid rent of Rs. 1.1 million for the residential accommodation of our Managing Director, to Salisbury Investments Private Ltd, in which the relatives of the Managing Director hold a stake. The value of the security deposit and rent is based on an independent assessment by a professional property valuation expert.
Other Strategic Investments
     We frequently partner with other HDFC group companies when making strategic investments. We currently have three strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, we cannot hold more than a 30% equity stake in another company. The following is a list of strategic investments made by us and HDFC group companies:

		HDFC Bank	HDFC Bank	Total HDFC
Company	Type of Business	Investment	Ownership	Group ownership
		(In millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs. 6.1	19.0%	49.0%
SolutionNET India Private Limited	Information technology consulting and services	7.6	19.0	50.0
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	26.0	12.0	26.0
     We routinely conduct business with some of the companies in which we have made strategic investments. In fiscal 2005, we paid CAMS Rs. 1.7 million and Softcell Rs. 6.5 million for providing software-related services to us. During fiscal 2005, we paid Rs. 37.9 million to Softcell toward the purchase of fixed assets.
     We have entered into normal banking transactions with some of the above parties and we believe all such transactions to be at arm’s-length.

TAXATION
Indian Taxation of the ADSs
     The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on conversion of the ADSs. The summary is based on the taxation law and practice in force and is subject to change. Further, it only addresses the tax consequences for persons who are non-resident as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of interest, dividends and capital gains is earned.
EACH INVESTOR IS ADVISED TO CONSULT THEIR TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE ON INVESTMENTS IN THE ADSs.
     The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.
     This summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act 1961 (43 of 1961) (the “Indian Income Tax Act”) and The Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 promulgated by the government of India (the “Depositary Receipt Scheme”) (together the “Section 115AC Regime”). The offer is in accordance with the 115AC Regime, and non-resident investors of the ADSs will therefore have the benefit of tax concessions available under the 115AC Regime subject to the fulfillment of conditions of that section. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisers about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable and, in particular, the applicable provisions of the Income Tax Act and the Section 115AC Regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the 115AC Regime may be modified or amended by future amendments to the Income Tax Act.
     Taxation of Distributions
     Upon withdrawal of equity shares from the depositary facility, dividends paid to such non-resident holder are not presently taxable. However, we must pay a “dividend distribution tax” at the rate of 12.5% (plus a surcharge of 10% and an add-on tax at the rate of 2% of the total dividend distribution tax and surcharge) on the total amount distributed as dividend. In India, dividends are not taxable in the hands of the recipient. Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares (for the purposes of this section, “Rights”) made with respect to ADSs or shares are not subject to Indian tax.
     Taxation on Acquisition of ADSs or Shares Upon Conversion or in Exchange for ADSs
     The acquisition of shares in exchange for ADSs does not constitute a taxable event for Indian income tax purposes. Such exchange may, however, give rise to stamp duty as described below under “Stamp Duty.”
     Taxation of Capital Gains
     The transfer between non-resident investors outside India of ADSs falling within the purview of Section 115AC is not subject to income tax in India on capital gains therefrom. It is unclear whether capital gains derived from the sale of rights by a non-resident investor to another non-resident investor will be subject to tax liability in India. This would depend on the view taken by Indian tax authorities with respect to the status of the rights being offered under the ADSs.
     Capital gains arising to a non-resident investor on the transfer of the equity shares received upon conversion of the ADSs (whether in India or outside India to a non-resident investor) will be subject to income tax under the provisions of the Indian Income Tax Act.
     Effective October 1, 2004 any gain realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or to a non-resident investor in India will not be subject to Indian capital gains tax if the Securities Transaction Tax (“STT”) has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which shares are sold at the rate of 0.1% from the seller and at the rate of 0.1% from the purchaser on the total price at which the equity shares are sold.
     Any gain realized on the sale of equity shares to an Indian resident whether in India or outside India or to a non-resident in India on which no STT has been paid, will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and add-on tax at the rate of 2% of the sale of shares on which no STT is paid. For the purpose of computing capital gains tax on the sale of the equity shares under the Section 115AC Regime, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on The Stock Exchange, Mumbai or the National Stock Exchange as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs, while the cost of acquisition of shares directly converted from ADSs will be determined on the basis of the price prevailing on The Stock Exchange, Mumbai or the National Stock Exchange on the date of conversion into shares. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant Depositary to its custodian.
     Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10% plus applicable surcharge on income tax and an add-on tax at the rate of 2%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with a maximum rate of 40% plus applicable surcharge on income tax and add-on tax at the rate of 2%. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor.
     Tax Deduction at Source
     Tax on long-term and short-term capital gains is to be deducted at source by the person paying for equity shares, in accordance with the relevant provisions of the Indian Income Tax Act.
     Capital Losses
     Neither Section 115AC nor the Depositary Receipt Scheme deals with capital losses arising on a transfer of equity shares in India. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains on transfer of another capital asset. Furthermore, a long-term capital loss can be set off only against a long-term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined by the assessing authority and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the customary assessment procedures. However, long-term capital loss on sale of equity shares being chargeable to STT will not be allowed to set off or carried forward for set off against any capital gains.
     Tax Treaties
     Dividend income is currently not subject to tax in India in the hands of the holder of the equity shares. If any equity shares are held by a non-resident investor following withdrawal thereof from the depositary facility under the Deposit Agreement, the double taxation treaty, if any, entered into by India with the country of residence of such non-resident investor will be applicable to taxation with respect to any capital gain arising from transfer of such equity shares or the ADSs.
     However, during the period of fiduciary ownership of equity shares in the hands of the Depositary, the provisions of the Double Taxation Avoidance Agreement entered into by the government of India with the United States will be applicable in the matter of taxation of capital gains, if any, on ADSs.
     Stamp Duty
     There is no stamp duty on the sale or transfer of ADSs outside India.
     The transfer of ordinary shares in physical form would be subject to Indian stamp duty at the rate of 0.25% of the market value of the ordinary shares on the trade date, and such stamp duty customarily is borne by the transferee, i.e. the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares which may be delivered in physical form) there would be no stamp duty payable in India on transfer of these equity shares in dematerialized form.
     Other Taxes
     At present, there is no wealth tax, gift tax or inheritance taxes, which may apply to the ADSs or the underlying shares.
     Service Tax
     Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares listed on a recognized stock exchange in India are subject to a service tax of 10% (plus add-on tax at the rate of 2%) ad valorem. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.
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
•	insurance companies;
•	regulated investment companies and real estate investment trusts;
•	tax-exempt organizations;
•	broker-dealers:
•	traders in securities that elect to mark to market;
•	banks or other financial institutions;
•	investors whose functional currency is not the United States dollar;
•	United States expatriates;
•	investors that hold our equity shares or ADSs as part of a hedge, straddle or conversion transaction;
•	holders that purchase or otherwise acquire equity shares or ADSs other than through this offering; or
•	holders that own, directly, indirectly, or constructively 10.0% or more of our total combined voting stock.
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
     Taxation of U.S. Holders
     You are a “U.S. Holder” if you are a beneficial owner of equity shares or ADSs and you are for United States federal income tax purposes:
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
     A “Non-U.S. Holder” is a beneficial owner of equity shares or ADSs that is not a U.S. Holder.
     For United States federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the owner of the equity shares represented by the ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for equity shares. A U.S. Holder’s tax basis in the equity shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the equity shares will include the period during which the holder held the surrendered ADS. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Indian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the United States Treasury.

     Distributions on Equity Shares or ADSs
     Cash distributions made by us to a U.S. Holder with respect to equity shares or ADSs (including amounts withheld in respect of any Indian withholding taxes) generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our equity shares or ADSs will generally pay tax on such dividends received before 2009 at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a passive foreign investment company (as discussed below), foreign personal holding company or foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the equity shares or ADSs for more than one year. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.
     Subject to certain limitations, a U.S. Holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such U.S. Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. Holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For tax years beginning before January 1, 2007, income received with respect to the equity shares or ADSs will be treated as foreign source income and generally will constitute “passive income” or, in the case of certain holders, “financial services income” for United States foreign tax credit limitation purposes, and for tax years beginning after December 31, 2006, will be treated as “passive category income” or “general category income” for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
     The amount of any cash distribution paid in Indian rupees will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of equity shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into U.S. dollars on the date received. If the Indian rupees are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.
     Sale or Exchange of Equity Shares or ADSs
     A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the equity shares or ADSs measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the equity shares or ADSs. Any gain or loss will be long-term capital gain or loss if the equity shares or ADSs have been held for more than one year and will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Tax — Taxation on Sale of Equity Shares or ADSs,” you may be subject to Indian tax upon the disposition of equity shares or ADSs. In such circumstances and subject to applicable limitations (and the relief provided by an applicable income tax treaty), you may be able to credit the Indian tax against your United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
     For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such equity shares or ADSs as determined on the settlement date of such sale or other taxable disposition.
     Accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of equity shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the United States Internal Revenue Service. Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of equity shares or ADSs.
     Passive Foreign Investment Company Rules
     U.S. Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if we are, or were to become, a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually and thus may be subject to change, we do not believe that we are, nor do we expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. We urge you to consult your own tax advisor regarding the adverse tax consequences of owning the equity shares or ADSs of a PFIC and making certain elections designed to lessen those adverse consequences.
Taxation of Non-U.S. Holders
     Distributions on Equity Shares or ADSs
     Non-U.S. Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to equity shares or ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).
     Sale or Exchange of Equity Shares or ADSs
     Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of equity shares or ADSs unless:
•	such gain is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or
•	if such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

     In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).
     Backup Withholding and Information Reporting
     In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of equity shares or ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder:
•	is a corporation or other exempt recipient; or
•	provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.
     Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.
     You generally will be allowed a credit of the amount of any backup withholding against your United States federal income tax liability or you may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

SUPERVISION AND REGULATION
     The main legislation governing commercial banks in India is the Banking Regulation Act, 1949. Other important legislation includes the Reserve Bank of India Act, the Negotiable Instruments Act, the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act (“SARFESI”) and the Banker’s Books Evidence Act. Additionally, the RBI, from time to time, issues guidelines to be followed by banks, under the various provisions of the Banking Regulation Act.
RBI Regulations
     The RBI is the central banking and monetary authority in India. Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on a banking business in India. Before granting the license, the RBI must be satisfied that specific conditions are complied with, including that (a) the bank has the ability to pay its present and future depositors in full as their claims accrue; (b) the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (c) the bank has adequate capital and earnings prospects; and (d) the public interest will be served if the license is granted to the bank. The RBI can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.
     As a licensed banking company, we are regulated and supervised by the RBI. The RBI requires us to furnish statements and information relating to our business. It has issued guidelines for commercial banks on recognition of income, classification of assets, maintenance of capital adequacy and provisioning for non-performing assets. The RBI has set up a Board for Financial Supervision, under the chairmanship of the Governor of the RBI. This Board is assisted by the Department of Financial Supervision of the RBI in supervising commercial banks and financial institutions. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.
Regulations Relating to the Opening of Branches
     The opening of new branches and shifting of existing branches of banks is governed by the provisions of Section 23 of the Banking Regulation Act, 1949. Pursuant to these provisions, banks cannot, without the prior approval of the RBI, open a new place of business in India or abroad or change, except within the same city, town or village, the location of an existing place of business.
     The RBI has, in September 2005, put in place a framework for a branch authorization policy, which would be consistent with the medium-term corporate strategy of banks and public interest. Permission for opening new branches is granted based on the financial condition and history of the banking company, the general character of the bank’s management, the adequacy of its capital structure and earning prospects.
     The former system of granting authorizations for opening individual branches from time to time is being replaced by a system of giving aggregated approvals, on an annual basis, through a consultative and interactive process. Banks will discuss their medium-term expansion strategies and plans with the RBI. The medium-term framework and specific proposals will cover the opening, closing and shifting of all categories of branches, including ATMs. Normally, the authorizations and approvals given on an annual basis will be valid for one year, from the date of communication.
     Under the banking license granted to us by the RBI, we are required to have at least 25% of our branches (excluding extension counters) located in rural/semi-urban areas (which is a requirement typical for new private banks). A rural area is defined as having a population less than 10,000. A semi-urban area is defined as having a population greater than 10,000 but less than 100,000. These population figures relate to the latest census conducted by the Government of India at the time the branch is opened.

     With a need to induce enhanced competition in the banking sector at various locations, the RBI, in its new framework, has identified the under-banked districts in various states. The RBI has provided this list to assist banks in identifying centers in the under-banked districts.
Capital Adequacy Requirements
     The RBI has promulgated minimum capital adequacy standards for banks based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices. Under these guidelines, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.
     The capital funds of a bank are classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve as defined in the Indian Income Tax Act, as reduced by equity investments in subsidiaries, intangible assets, deferred tax assets, gaps in provisioning and losses in the current period and those brought forward from the previous period.
     Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), investment fluctuation reserve, hybrid debt capital instruments (which combine features of both equity and debt securities), cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder) and subordinated debt with an initial maturity of not less than five years. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt included in Tier 2 capital cannot exceed 50% of Tier 1 capital. The Banking Regulation Act does not allow banks established on or after January 15, 1937 to issue preferred equity.
     Risk-adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance sheet items. Financial guarantees are treated as similar to funded exposure and are subject to similar risk weighting. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50% while that for short-term self liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20%. All open position limits on foreign exchange and gold carry a 100% risk weight. Investment in government and approved securities are also assigned a risk weight for market risk. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio. The RBI has recently increased the risk weighting from 50 percent to 75 percent in the case of housing loans and investments in mortgage-backed securities and from 100 percent to 125 percent in the case of consumer credit, including personal loans and credit cards. The risk weightings on exposure to commercial real estate and to capital markets has also been recently increased by the RBI in July 2005 from 100 percent to 125 percent.
     In order to ensure that the internationally accepted norms for capital charge for market risk under Basel I are adopted, banks were advised by the RBI in June 2004 to maintain an explicit capital charge for market risks on the lines of the standardized duration method prescribed under the 1996 Amendment to the Capital Accord issued by the Basel Committee on Banking Supervision. This as of March 31, 2005 applies to the trading book, excluding securities under the AFS category and would apply to the entire trading book, including securities under the AFS category, by March 2006.

     The trading book for the purpose of these guidelines will include:
•	securities included under the HFT category;
•	securities included under the AFS category;
•	open positions in bullion;
•	open foreign exchange position limits;
•	trading positions in derivatives; and
•	derivatives entered into for hedging trading book exposures.
     The RBI has advised banks in its annual policy statement for 2004-2005 that banks should begin an in-depth examination of the options that will be available under Basel II, draw a road map for migration to Basel II and review the progress made thereof. The RBI has also recently issued draft guidelines in February 2005 for implementation of the new capital adequacy framework. In order to maintain consistency and harmony with international standards, banks have been advised to adopt the Standardized Approach for credit risk and Basic Indicator Approach for operational risk with effect from March 31, 2007. The Reserve Bank may consider allowing some banks to migrate to an Internal Rating Based (IRB) approach after developing adequate skills both in banks and at supervisory levels.
Loan Loss Provisions and Non-Performing Assets
     The RBI has issued formal guidelines on recognition of income, classification of assets, provisioning against assets and valuation of investments applicable to banks. These guidelines are applied for the calculation of non-performing assets under Indian GAAP. The discussion of asset quality in this document is generally under U.S. GAAP and the U.S. GAAP standards applied are set forth in “Selected Statistical Information.”
     The principal features of these RBI guidelines, which have been implemented with respect to our loans, debentures, lease assets, bills and other credit substitutes, are set forth below:
Non-Performing Assets
     A non-performing asset is an asset in respect of which any amount of interest or principal has remained past due for more than one quarter, or in respect of which we believe that we will otherwise not be able to collect such interest or principal. Prior to March 31, 2004, RBI regulations classified a loan as non-performing if interest or principal payments remained overdue for more than two quarters. Interest in respect of non-performing assets is not recognized or credited to the income account unless collected.
Asset Classification
Assets are classified as described below:
•	Standard Assets - Assets that do not have any problems or do not carry more than the normal risk attached to the business
•	Sub-Standard Assets - Assets that are non-performing assets for a period not exceeding 12 months.
•	Doubtful Assets - Assets that are non-performing assets for 12 months or more and have not been written off, either wholly or partially.
•	Loss Assets - Assets that are considered uncollectible and identified as a loss by us, the RBI or our external auditors.
     Renegotiated or rescheduled loans must have no past due amounts for one year after renegotiation or rescheduling for the loan to be upgraded.

Provisioning and Write-Offs
     Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:
•	Standard Assets - A general provision of 0.25% of loans and advances is required.
•	Sub-Standard Assets - A general provision of 10% on the total outstanding is required without any allowance for ECGC guarantee cover and securities available. The unsecured exposures, which are identified as sub-standard, would attract an additional provision of 10% i.e. a total of 20% on the outstanding balance.
•	Doubtful Assets - A 100% specific provision is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third-party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, an additional 20% to 50% provision of the loan outstanding is required to be made against the secured asset as follows:
✓Up to one year: 20% provision.
✓One to three years: 30% provision.
✓More than three years: 100% provision.
•	Loss Assets - The entire asset is required to be written off or provided for.
     While the provisions as indicated above are mandatory, a higher provision in a loan account would be required if the auditors considered it necessary.
Act Relating to Recovery of Non-Performing Assets
     As a part of the financial sector reforms, the government of India promulgated SARFESI in 2002. SARFESI provides banks and other lenders increased powers in the recovery of the collateral underlying non-performing assets.
Guidelines Relating to the Purchase and Sale of Non-Performing Assets
     In order to increase the options available to banks for resolving their non-performing assets and to develop a healthy secondary market for non-performing assets, where securitization companies and reconstruction companies are not involved, the RBI has recently issued detailed guidelines in July 2005 relating to procedures for the purchase and sale of non-performing assets. The guidelines set forth prudential norms that must be complied with in respect of valuation and pricing, asset classification and provisioning, accounting of recoveries, capital adequacy, exposure and disclosure requirements.
Draft Guidelines Relating to Securitization of Standard Assets
     In April 2005, the RBI issued detailed draft guidelines to promote the orderly development of the securitization market. The regulatory framework provided in the guidelines covers securitization of standard assets. The guidelines list criteria for isolation of an asset sold as a ‘true sale’ enabling the transferred asset to be removed from the balance sheet of the seller in a securitization structure. The guidelines also set forth other regulatory norms relating to capital adequacy, valuation, profit/loss on sale of assets, income recognition and provisioning for originators and service providers like credit enhancers, liquidity support providers and investors, as well as accounting treatment for securitization transactions and disclosure norms that are to be complied with.

Regulations Relating to Making Loans
     The provisions of the Banking Regulation Act govern the making of loans by banks in India. The RBI issues guidelines covering the loan activities of banks. Some of the more important guidelines of the RBI, which are now in effect, are as follows:
•	The RBI has prescribed norms for bank lending to non-bank financial companies.
•	Banks are free to determine their own lending rates but each bank must declare its prime lending rate as approved by its board of directors. The prime lending rate is a reference or benchmark rate for banks, and banks can offer loans at below prime lending rates. The interest charged by banks on advances of up to Rs. 200,000 to any one entity (other than most consumer banking loans) must not exceed the prime lending rate. Interest rates in specified categories of advances are regulated by the RBI. The benchmark prime lending rate must take into account the bank’s actual cost of funds, operating expenses, a minimum margin to cover regulatory requirements of provisioning, capital charge and profit margin. The pricing for borrowers would be arrived at by adding time-varying term premiums, risk premiums and other cost elements.
•	There are guidelines on loans against shares in respect of amount, margin and purpose.
Directed Lending
     Priority Sector Lending
     The RBI has established guidelines requiring banks to lend a minimum of 40% of their net bank credit (i.e. total domestic loans less marketable debt instruments and exemptions permitted by the RBI from time to time) to specified sectors called priority sectors. Priority sectors include small-scale industries, agricultural and agriculture based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI.
     The RBI also has set forth the minimum percentage of net bank credit that banks must direct to specific priority sectors. The minimum percentage of net bank credit that banks must direct to the agriculture sector is 18% and to weaker sectors is 10%. The balance can be:
•	credit to small scale industrial units which are entities engaged in manufacturing, processing and providing services and whose investment in plant and machinery does not exceed Rs. 10 million (Rs. 50 million in respect of certain specified small scale industrial units);
•	credit to small scale service and businesses enterprises;
•	advances to small businesses including small road and water transport operators, retail traders and professional & self-employed persons;
•	educational loans granted to individuals for educational purposes as well as other loans to the weaker sections of society;
•	direct home loans up to Rs. 1.5 million disbursed in rural, semi-urban, urban and metropolitan areas as well as investment in mortgage-backed securities satisfying prescribed conditions; and
•	other bonds and debentures, which qualify for priority sector status, as set forth by the government and the RBI.
     Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with developmental banks such as the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits can be for a period of one to five years.
     With a view to rationalizing banks’ investments under priority sector lending and encouraging banks to increasingly lend directly to the farmers/other priority sector borrowers, the RBI has stipulated that the investments by banks in specified institutions shall not be eligible for classification under priority sector lending. However this would be implemented in a phased manner effective April 1, 2005.

     The RBI requires banks to lend up to 3.0% of their incremental deposits in the previous fiscal year towards housing finance as part of their directed lending requirement. This can be in the form of home loans to individuals or subscription to the debentures and bonds of the National Housing Bank and housing development institutions recognized by the government of India, as well as certain other bonds and debentures as set forth by the RBI.
     Export Credit
     The RBI also requires us to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12% of our net bank credit is required to be in the form of export credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. For certain tenors of rupee export credit, the RBI has prescribed ceiling rates linked to the prime lending rate.
     Credit Exposure Limits
     As a measure aimed at better risk management and avoidance of concentration of credit risk, the RBI has prescribed credit exposure limits for banks in respect of their lending to individual borrowers and borrower groups.
     The RBI limits exposure to individual borrowers to not more than 15% of the capital funds of the bank and limits exposure to a borrower group to not more than 40% of the capital funds of the bank. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10% in respect of group borrowers.
Exposure is the aggregate of:
•	all approved fund-based limits or outstandings (whichever are higher);
•	investments in shares, debentures and commercial papers of companies and public sector undertakings;
•	approved non-fund-based limits, underwriting and similar commitments or outstandings, whichever is higher; and
•	foreign exchange and derivative contracts at their replacement cost value.
     Capital funds for determining the exposure ceilings comprise both Tier 1 and Tier 2 capital.
     In its annual policy statement for 2004-05, the RBI decided to discontinue the practice of giving case by case approvals for exceeding the above limits. Banks may, in exceptional circumstances, with the approval of their boards of directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where the banks had exceeded the prudential exposure limits during the year. Excess exposures beyond the prescribed limits would need to be phased out either by increasing capital funds or reducing exposures by March 31, 2005.
     To ensure that exposures are evenly spread, the RBI requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodic review by banks. We have fixed a ceiling of 12% on our exposure to any one industry and monitor our exposures accordingly.
Regulation Relating to Country Risk Management
     The RBI has issued detailed guidelines on country risk management that cover banks’ exposures to those countries to which they have a net funded exposure of 1% of their total assets as of March 31 of the fiscal year. Banks are required to address the issues of identifying, measuring, monitoring and controlling country exposure risks. Provisions are required to be maintained by banks on these exposures on a graded scale ranging from 0.25% to 100% relating to the level of risk in respect of such countries.
Regulation Relating to Capital Markets Exposure
     The RBI has issued guidelines on financing of equities and investments in shares by banks. The revised guidelines place a ceiling on the overall exposure of a bank to the capital markets. The following exposures are subject to the ceiling:
•	direct investment by a bank in equity shares, convertible bonds and debentures and units of equity-oriented mutual funds;
•	advances against shares to individuals for investments in equity shares (including initial public offerings), bonds and debentures, units of equity-oriented mutual funds and similar securities; and
•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.
     The ceiling is a prescribed percentage of the bank’s total outstanding advances (including commercial paper) as reduced by the amount of bills rediscounted as of March 31 of the previous year. Within this ceiling, the total investment in shares, convertible bonds and debentures and units of equity oriented mutual funds by a bank should not exceed 20% of its net worth. Non-fund based facilities and investment by banks in non-convertible debentures and other similar instruments (excluding commercial paper) should not be included in computing the total outstanding advances of the bank. Further, for purposes of computing the ceiling, direct investment in shares by banks will be calculated at the historical cost of such shares.
     Exposures subject to the ceiling will not include collateral consisting of equity shares, bonds and debentures pledged to a bank by a corporate customer, other than non-banking financial companies, to secure a loan for working capital or other productive purposes which do not involve stock brokering or investment in capital markets. Advances made by banks to individuals for personal purposes, such as education, housing, consumption etc., will also be outside this ceiling.
     The bank’s capital market exposure was 5.4% as of March 31, 2005, within the stipulated norm prescribed by the RBI.
Regulations Relating to Investments
     Exposure Limits
     Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Further, investments in equity securities, convertible bonds and debentures and units of equity oriented mutual funds are subject to a ceiling of the bank’s total advances (including commercial paper) as of March 31 of the previous year. Within this ceiling, such investments by a bank should not exceed 20% of its net worth.
     Banks’ aggregate investment in bonds eligible for Tier 2 capital status issued by other banks/financial institutions are restricted to up to 10% of the investing bank’s capital funds (Tier 1 plus Tier 2 capital). The ceiling of 10% would be applicable to investments made by banks/financial institutions in equity shares, preference shares, subordinated debt instruments, hybrid debt capital instruments and any other instruments approved as being in the nature of capital issued by other banks/financial institutions. Investments in the instruments issued by banks/financial institutions that are eligible for capital status will attract 100% risk weight for credit risk for capital adequacy purposes.
     In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI issued detailed guidelines in November 2003. Banks have been advised to restrict their new investments in unlisted securities to 10% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies. With effect from January 1, 2005, only banks whose investment in unlisted non-SLR securities is within the limit of 10% may make fresh investment in such securities up to the prudential limit. Investment in security receipts issued by securitization companies/reconstruction companies registered with the RBI, and in asset-backed securities/mortgage-backed securities carrying the minimum investment grade, are excluded from this limit. The guidelines do not cover investments in venture capital funds, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity.
     Non-Performing Investments
     The RBI has defined non-performing investments as those where the principal/interest is unpaid for more than 90 days (until March 31, 2004, it was 180 days), including preference shares where a fixed dividend is not paid. In the event of the non-availability of the latest balance sheet of a company in which a bank has investment in equity shares, those equity shares would also be classified as non-performing investments.
     Restrictions on Investments in a Single Company
     No bank may, without prior RBI approval, hold shares in any company exceeding 30% of the paid up share capital of that company or 30% of its own paid up share capital and reserves, whichever is less.
     Prohibition on Short Selling
     The RBI does not permit short selling of securities by banks.
     Valuation of Investments
     The RBI has issued guidelines for the valuation of investments. These guidelines require banks to classify their entire portfolio of approved securities under three categories: “held for trading,” “available for sale” and “held to maturity.” However, for disclosure and valuation purposes as per Indian GAAP, the investments are classified under six groups (hereafter called “groups”) — government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries and joint ventures and other investments.
     The held to maturity category cannot exceed 25% of the total investments of the Bank, excluding investments classified as exceptions by the RBI and debentures in the nature of deemed advances. Securities held in the “held to maturity” category would have to be valued at cost and any premium paid over face value would be amortized over the period of maturity of the instrument. Investment held under the “held for trading” category cannot be held for more than 90 days.
     In September 2004, the RBI issued revised guidelines on the classification of investment portfolios by banks. Banks have been allowed to exceed the present limit of 25% of total investments under the “held to maturity” category provided that this excess comprises only securities held towards satisfying the statutory liquidity requirement of the RBI (“SLR securities”), and that the total SLR securities held in this category are not more than 25% of their total demand and time liabilities. Consequently, banks were allowed as a one time measure, to shift SLR securities to the “held to maturity” category any time, once more, during fiscal 2005. Such shifting is required be done at the acquisition cost/book value/fair value on the date of transfer, whichever is the least, and the depreciation, if any, on such transfer must be fully provided for. The non-SLR securities held as part of the “held to maturity” category may remain in that category. No fresh non-SLR securities are permitted to be included in this category after this one time transfer.

     Investments in the available for sale and held for trading categories are required to be marked to market based on market quotes or on the basis of the yield curve provided by the Fixed Income Money Market Dealers Association of India and Primary Dealers Association of India. Any net loss on the revaluation of investments of each group in the “held for trading” and “available for sale” category would have to be recognized in the income account. Net gain on revaluation of investments cannot be recognized in the income account. Banks may shift investments from one category to another category only with the approval of the board of directors.
     With a view to building up adequate reserves to guard against any possible reversal of the interest rate environment in the future due to unexpected developments, banks were advised by the RBI in January 2002 to build up an Investment Fluctuation Reserve (“IFR”) of a minimum of 5% of the investment portfolio within a period of 5 years. IFR is computed with reference to investments in the “held for trading” and “available for sale” category. However, banks are free to build up a higher percentage of IFR to 10% of the portfolio depending on the size and composition of their portfolio, with the approval of their boards of directors. Banks should transfer the maximum amount of the gains realized on the sale of investment in securities to the IFR. The IFR, consisting of realized gains from the sale of investments from the two categories, viz., “held for trading” and “available for sale,” is eligible for inclusion in Tier 2 capital. Transfer to IFR is an appropriation of net profit after appropriation to statutory reserve.
Regulations Relating to Deposits
     The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, no bank is permitted to pay interest on current account deposits. Further, banks can pay interest of up to 3.5% per annum on savings deposits. In respect of savings and time deposits accepted from employees, we are permitted by the RBI to pay an additional interest of 1% over the interest payable on deposits from the public.
     Domestic time deposits can have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency normally have a tenor of one year to three years.
     The RBI has permitted banks the flexibility to offer varying rates of interest on domestic deposits of the same maturity subject to the following conditions:
•	Time deposits are of Rs. 1.5 million and above; and
•	Interest is paid in accordance with a schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.
     The RBI regulates the interest rates offered on deposits accepted from non-residents.
Insurance of Deposits
     Demand and time deposits of up to Rs. 100,000 accepted by banks licensed in India must be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the RBI. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.
Regulations Relating to ‘Know Your Customer’ (KYC) Guidelines — Anti-Money Laundering Standards’
     The RBI has recently announced revised KYC guidelines and Anti-Money Laundering Measures. Banks are advised to follow certain customer identification procedures for opening of accounts and monitoring transactions of a suspicious nature for the purpose of reporting them to the appropriate authority. The objective of these KYC guidelines is, inter alia, to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering activities. Banks are required to comply with these guidelines before December 31, 2005.
     These KYC guidelines mandate banks to frame their KYC policy incorporating the following four key elements:
     Customer Acceptance Policy (CAP)
     Banks are required to develop a clear CAP laying down the explicit criteria for acceptance of customers. The CAP must ensure that explicit guidelines are in place on various specified aspects of customer relationships in the bank, including but not limited to the following:
•	No account is opened in an anonymous or a fictitious name;
•	Parameters of risk perception are clearly defined in terms of, among other things, the nature of business activity, location of the customer and its clients, mode of payments, volume of turnover and social and financial status to enable categorization of customers into low, medium and high risk;
•	Documentation requirements and other information to be collected in respect of different categories of customers; and
•	Application of appropriate customer due-diligence measures.
     Customer Identification Procedure (CIP)
     The KYC policy of banks should clearly state the CIP to be carried out at different stages of the banking relationship with a customer. Banks need to obtain sufficient information necessary to establish the identity of each new customer, whether regular or occasional, and the purpose of the intended nature of the banking relationship. Customer due-diligence measures are required to be observed for all customers (i.e. natural persons as well as legal persons).
     Monitoring of Transactions
     Ongoing monitoring is an essential element of effective KYC procedures. However the extent of monitoring will depend upon the risk sensitivity of the account. Banks are required to pay special attention to all complex, unusually large transactions and all unusual patterns which have no apparent economic or lawful purpose. Banks may prescribe threshold limits for a particular category of accounts and pay particular attention to transactions which exceed these limits. High risk accounts must be subject to intensified monitoring. Every bank should set key indicators for such accounts, taking note of the background of the customer. Banks should ensure that its branches continue to maintain appropriate records of all cash transactions (deposits and withdrawals) of Rs. 1 million and above.
     Risk Management
     The board of directors of banks are required to ensure that an effective KYC program covering proper management oversight, systems and controls, segregation of duties, training and other related matters is in place. Banks, may in consultation with their board of directors, devise procedures for creating risk profiles of their existing and new customers and apply various anti money laundering measures keeping in view the risks involved in a transaction, account or banking/business relationship.

Legal Reserve Requirements
     Cash Reserve Ratio
     Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio was 4.5% as of March 31, 2004 and increased to 5% with effect from October 2, 2004. For this purpose, the following liabilities are not considered:
•	interbank liabilities; and
•	refinancing from the RBI and other institutions permitted to offer refinancing to banks.
     The RBI pays no interest on cash reserves of up to 3.0% of the demand and time liabilities and, until September 18, 2004, paid interest at the then-prevailing Bank rate (6.0% per annum) on the balance. With effect from September 18, 2004, banks are paid interest at the rate of 3.5% per annum on their cash reserves.
     The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.
     Statutory Liquidity Ratio
     In addition to the cash reserve ratio, each bank is required to maintain in India a specified percentage of its total demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as government of India securities and state government securities. This is to maintain liquidity in the banking system. The percentage of this liquidity ratio is fixed by the RBI from time to time. Currently, the RBI requires banks to maintain a liquidity ratio of 25% on their total demand and time liabilities. For this purpose the following liabilities are not considered:
•	any advance taken from the RBI or from certain other financial institutions; and
•	interbank liabilities to the extent of interbank assets.
Regulations for Asset Liability Management
     At present, RBI regulations for asset liability management require banks to draw up two types of asset-liability gap statements separately for the rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated or anticipated re-pricing date, or maturity date. These statements must be submitted to the RBI on a monthly basis. The RBI has announced that banks should actively monitor the difference in the amount of assets and liabilities maturing or being repriced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI requires each bank to manage its asset-liability structure so that the negative liquidity gap in the one to 14-day and 15 to 28-day time periods does not exceed 20% of the cash outflows in those time periods.
Foreign Currency Dealership
     The RBI has granted us a fully authorized dealers’ license to deal in foreign exchange through our designated branches. Under this license, we have been granted permission to: engage in foreign exchange transactions in all currencies; open and maintain foreign currency accounts abroad; raise foreign currency and rupee-denominated deposits from non-resident Indians; grant foreign currency loans to on-shore and off-shore corporations; open documentary credits; grant import and export loans; handle collection of bills and funds transfer services; issue foreign currency guarantees; and enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents.
     Our foreign exchange operations are subject to the guidelines specified by the RBI in its exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the ground rules relating to foreign exchange business in India.
     Authorized dealers are required to determine their limits on open positions and maturity gaps in accordance with RBI guidelines and these limits are approved by the RBI. Further, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.
Statutes Governing Foreign Exchange and Cross Border Business Transactions
     The foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”). All branches should monitor all non-resident accounts to prevent money laundering. These transactions are regulated by the Foreign Exchange Management Act and The Prevention of Money Laundering Act, 2002.
Requirements of the Banking Regulation Act
     Reserve Fund
     Any bank incorporated in India is required to create a reserve fund to which not less than 25% of the profits of each year, before dividends, must be transferred. If there is an appropriation from this account, the bank is required to report such an appropriation to the RBI within 21 days, explaining the circumstances leading to the appropriation.
     Restrictions on Payment of Dividends
     The Banking Regulation Act requires that a bank pay dividends on its shares only after all of its expenses capitalized under Indian GAAP (including preliminary expenses, organization expenses, share selling commission, brokerage on public offerings, amounts of losses and any other items of expenditure not represented by tangible assets) have been written off.
     The government of India may, upon the recommendation of the RBI, exempt a bank from requirements relating to its reserve fund and the restrictions on dividend payments.
     The RBI issued revised guidelines in May 2005 regarding declaration and payment of dividends (including interim dividends) by banks, with effect from fiscal 2005. Banks that comply with the following prudential requirements are eligible to declare dividends:
•	Capital adequacy ratio must be at least 9% for the preceding two completed years and the fiscal year for which the bank proposes to declare a dividend;
•	Net non-performing assets must be less than 7% of advances (5% of advances where the capital adequacy ratio is less than 9% for the preceding two completed years but at least 9% for the fiscal year for which the bank proposes to declare a dividend);
•	The bank has complied with the provisions of Sections 15 and 17 of the Banking Regulation Act;
•	The bank has complied with the prevailing regulations/guidelines issued by the RBI, including creating adequate provisions for impairment of assets and staff retirement benefits, transfer of profits to statutory reserves, etc.;
•	The dividend should be payable out of the current year’s profits; and
•	The RBI has not placed any explicit restrictions on the bank for declarations of dividends.

     Banks, which comply with the above prudential requirements, can pay dividends subject to compliance with the following conditions:
•	The dividend payout ratio (calculated as a percentage of “dividend payable in a year” (excluding dividend tax) to “net profit during the year”) should not exceed 40%. The RBI has prescribed a matrix of criteria linked to the capital adequacy ratio and the net non-performing assets ratio in order to ascertain the maximum permissible range of dividend payout ratio;
•	If the financial statements for which the dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted while calculating the dividend payout ratio; and
•	For the fiscal 2005, if the IFR is less than 4% of securities included in the “Held for Trading” and “Available for Sale” categories, the dividend pay out ratio shall be computed with respect to the net profit adjusted for the shortfall.
     Restriction on Share Capital and Voting Rights
     Banks can issue only ordinary shares. Banks incorporated before January 15, 1937 can also issue preference shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights in excess of 10% of the total voting rights of all shareholders of the banking company.
     The RBI has recently issued detailed guidelines in February 2005 in respect of Ownership and Governance in Private Banks. These guidelines focus on ensuring ‘fit and proper’ criteria on a continuous basis in respect of investments, restructuring and consolidation in the banking sector and provide for observance of sound corporate governance principles.
     Restriction on Transfer of Shares
     RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0% or more of its total paid up capital.
     Regulatory Reporting and Examination Procedures
     The RBI is empowered under the Banking Regulation Act to inspect a bank. The RBI monitors prudential parameters at quarterly intervals. The results of these inspections are provided to the bank, but are required by law to be kept confidential. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:
•	assets, liabilities and off-balance sheet exposures;
•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;
•	the unaudited balance sheet/statement of income;
•	asset quality;
•	concentration of exposures; and
•	other prudential parameters.
     The RBI also conducts periodic on-site inspections of matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We have been subject to on-site inspection by the RBI at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the report with our management team including our Managing Director.

     The RBI also conducts on-site supervision of selected branches with respect to their general operations and foreign exchange related transactions.
     Keeping in view the emerging scenario under the Basel II accord and the need to allocate supervisory resources in accordance with the risk profile of banks, the RBI intends to switch over from micro-regulation to Risk Based Supervision (“RBS”). The RBI has recently conducted a pilot study of select banks under RBS and has developed and circulated to banks detailed standardized risk profile templates for different business areas to be used by banks for undertaking self-assessment of the risks to which they are exposed.
     Penalties
     The RBI can impose penalties on banks and their employees in case of infringement of regulations under the Banking Regulation Act. The penalty can be a fixed amount or can be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.
     Assets to be Maintained in India
     Every bank is required to ensure that its assets in India (including import-export bills drawn in India and RBI approved securities, even if the bills and the securities are held outside India) are not less than 75% of its demand and time liabilities in India.
     Secrecy Obligations
     Our obligations relating to maintaining secrecy arise out of common law principles governing our relationship with our customers. We cannot disclose any information to third parties except under certain limited and clearly defined circumstances.
Guidelines for merger/amalgamation of private sector banks
     The RBI has recently issued detailed guidelines in May 2005 for merger/amalgamation of private sector banks and for amalgamation of a non-banking finance company (NBFC) with a banking company. The guidelines lay down the process of merger proposal, determination of swap ratios, disclosures, the stages at which the board of directors will get involved in the merger process and norms relating to the buying and selling of shares by promoters before and during the process of merger.
Appointment and Remuneration of Our Chairman, Managing Director and Other Directors
     We require the prior approval of the RBI to appoint our Chairman and Managing Director and any other directors and to fix their remuneration. The RBI is empowered to remove the appointee on the grounds of the public interest or the interest of depositors or to ensure the proper management of a bank. Further, the RBI may order meetings of a bank’s board of directors to discuss any matter in relation to a bank, appoint observers to these meetings and in general may make changes to the management as it may deem necessary and can also order the convening of a general meeting of a bank to elect new directors.
     The RBI has issued guidelines relating to salary and other remuneration payable to the Chairman, Managing Director and full-time directors of new private sector banks. Pursuant to the guidelines, the RBI has permitted banks to fix the performance bonus payable to the Managing Director and full-time directors on either of two criteria:
     (a) up to a maximum of 25% of the salary; or
     (b) the average bonus paid to officers and employees. The average bonus paid to officers and employees is calculated by dividing the total salary bill by the total bonus paid to them.

Securities and Exchange Board of India Regulations and Guidelines
     SEBI was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. We are subject to SEBI regulations in respect of certain of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other companies. These regulations provide for registering with SEBI the functions, responsibilities and the code of conduct applicable for each of these activities.

EXCHANGE CONTROLS
Restrictions on Conversion of Rupees
     There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, resident Indians are now permitted to remit up to U.S.$25,000 for any capital account transaction.
Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds
     Under the laws of India, ADSs issued by Indian companies to non-residents have free transferability outside India. Similarly, under the recent amendments to Indian regulations, no approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India subject to reporting requirements and to RBI approval of the applicable pricing formula in the case of shares not sold on an exchange. An investor who surrenders an ADS and withdraws equity shares may be entitled to redeposit those equity shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding equity shares purchased by a non-resident on the local stock exchange and issue ADSs representing those equity shares. However, in each case, the aggregate number of equity shares redeposited or deposited by such persons cannot exceed the number represented by ADSs converted into underlying equity shares.
     The RBI has issued a notification inter alia permitting Indian companies to sponsor ADR issues against shares held by their shareholders at a price to be determined by the lead manager. Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will, subject to the foregoing, not have to obtain RBI approval for each transaction.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
     The government of India regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act. The Foreign Exchange Management Act, when read together with a series of regulations issued thereunder by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.
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
     The RBI has issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue provided that the issuer is eligible to issue ADSs pursuant to the relevant scheme or notification issued by the Ministry of Finance or has the necessary approval from the Foreign Investment Promotion Board.
     Under the foreign investment rules, the following restrictions are applicable to foreign ownership:
•	Under the foreign direct investment route, foreign investors may own our equity shares only with the approval of the Foreign Investment Promotion Board; this approval is granted on a case-by-case basis;
•	Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. With a view to liberalizing the operational procedures, the government of India’s Ministry of Finance and the RBI have granted a general approval to ADS issues, subject to certain restrictions; and
•	Under the portfolio investment route, foreign institutional investors, subject to registration with SEBI and the RBI, and non-resident Indians, subject to a resolution of the board of directors and a special resolution of the shareholders, may be permitted to own in the aggregate up to 49% of the total issued capital of a company that is not represented by ADSs; no single foreign institutional investor may own more than 10% of the total issued capital of a company; a corporate/individual sub-account of the foreign institutional investor may not hold more than 5% of the total issued capital of a company; a broad based sub-account may not hold more than 10% of the total issued capital of a company and no single non-resident Indian may own more than 5% of the total issued capital of a company.
     As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In our ADS offering, we obtained the in-principle approval of the relevant stock exchanges for listing of the equity shares underlying the ADSs. We were not required to obtain the prior approval of the Foreign Investment Promotion Board or the RBI. Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the portfolio investment limitations mentioned above. The application of these limitations, however, is not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require the government of India’s approval on a case-by-case basis. Furthermore, if you withdraw your equity shares from the ADS program and your direct or indirect holding in us is equal to or exceeds 15% of our total equity, you may be required to make a public offer to the remaining shareholders under the Takeover Code.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
HDFC Bank Limited:
     We have audited the accompanying balance sheets of HDFC Bank Limited (the “Bank”) as of March 31, 2004 and 2005, and the related statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2005. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the financial position of HDFC Bank Limited as of March 31, 2004 and 2005, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
     As described in Note 2 (a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted for banks in India, which form the basis of the Bank’s general purpose financial statements.
     Our audits also comprehended the translation of Indian rupee amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (v). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India
July 25, 2005

HDFC BANK LIMITED
BALANCE SHEETS
As of March 31, 2004 and 2005

	As of March 31,
	2004		2005		2005
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	33,010.4	Rs.	37,575.8	US$	861.5
Term placements		3,565.2		8,699.6		199.4
Investments held for trading, at market		6,233.8		1,278.5		29.3
Investments available for sale, at market		133,274.6		204,292.8		4,683.5
Investments held to maturity, at amortized cost		36,368.4		—		—
Securities purchased under agreements to resell		19,950.0		—		—
Loans (net of allowance of Rs. 3,494.3 and Rs. 5,438.5, respectively)		177,681.1		256,486.9		5,880.0
Accrued interest receivable		4,178.7		4,912.1		112.6
Property and equipment, net		6,169.1		7,083.2		162.4
Other assets		6,404.3		9,125.3		209.2

Total assets	Rs.	426,835.6	Rs.	529,454.2	US$	12,137.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities
Interest-bearing deposits	Rs.	215,710.8	Rs.	257,237.9	US$	5,897.2
Non-interest bearing deposits		88,351.2		106,304.6		2,437.1

Total deposits		304,062.0		363,542.5		8,334.3
Short-term borrowings		24,064.2		62,079.1		1,423.2
Accrued interest payable		4,165.4		5,843.0		134.0
Long-term debt		6,086.0		5,028.1		115.3
Accrued expenses and other liabilities		57,242.2		43,623.5		1,000.0

Total liabilities		395,619.8		480,116.2		11,006.8

Contingencies (See Note 26)		—		—		—

Shareholders’ equity:
Equity shares: par value—Rs.10 each; authorized 450,000,000 shares; issued and outstanding 282,844,438 shares and 309,875,308 shares, respectively		2,828.4		3,098.7		71.0
Additional paid in capital		12,527.3		25,789.2		591.2
Advance received pending allotment of shares		125.5		423.3		9.7
Retained earnings		9,057.1		12,871.6		295.1
Statutory reserve		4,523.7		6,187.6		141.9
Deferred stock based compensation		(374.6)		(66.1)		(1.5)
Accumulated other comprehensive income		2,528.4		1,033.7		23.7

Total shareholders’ equity		31,215.8		49,338.0		1,131.1

Total liabilities and shareholders’ equity	Rs.	426,835.6	Rs.	529,454.2	US$	12,137.9

See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF INCOME
For each of the years ended March 31, 2003, 2004 and 2005

	Years ended March 31,
	2003		2004		2005		2005
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	7,805.3	Rs.	11,705.0	Rs.	16,431.4	US$	376.7
Trading securities		478.9		289.6		144.4		3.3
Securities, including dividend		9,907.2		11,487.3		11,399.1		261.3
Other		1,233.4		1,109.6		1,234.5		28.3

Total interest revenue		19,424.8		24,591.5		29,209.4		669.6

Interest expense:
Deposits		10,508.5		10,279.2		11,074.1		253.9
Short-term borrowings		1,032.9		1,435.9		1,759.4		40.3
Long-term debt		237.8		268.0		390.2		9.0

Total interest expense		11,779.2		11,983.1		13,223.7		303.2

Net interest revenue		7,645.6		12,608.4		15,985.7		366.4
Allowance for credit losses, net		741.5		2,343.4		3,048.2		69.9

Net interest revenue after allowance for credit losses		6,904.1		10,265.0		12,937.5		296.5

Non-interest revenue, net:
Fees and commissions		2,306.4		3,140.7		6,124.4		140.4
Trading securities gains/ (losses), net		507.8		396.8		(39.3)		(0.9)
Realized gain/ (losses) on sales of available for sale securities, net		721.7		(48.3)		194.3		4.5
Foreign exchange transaction gains		445.3		740.0		911.7		20.9
Derivative transaction gains		379.1		443.9		204.0		4.7
Other, net		37.0		24.5		816.4		18.7

Total non-interest revenue, net		4,397.3		4,697.6		8,211.5		188.3

Total revenue, net		11,301.4		14,962.6		21,149.0		484.8

Non-interest expense:
Salaries and staff benefits		1,661.2		2,154.0		3,249.9		74.5
Premises and equipment		1,343.6		1,828.5		2,260.8		51.8
Depreciation and amortization		1,052.4		1,254.9		1,440.7		33.0
Administrative and other		2,000.7		3,131.9		4,462.5		102.3

Total non-interest expense		6,057.9		8,369.3		11,413.9		261.6

Income before income tax		5,243.5		6,593.3		9,735.1		223.2
Income tax		1,729.7		1,838.8		3,125.4		71.7

Net income	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7	US$	151.5

Per share information: (See Note: 29)
Earnings per equity share—basic	Rs.	12.57	Rs.	16.87	Rs.	22.78	US$	0.52
Earnings per equity share—diluted	Rs.	12.51	Rs.	16.70	Rs.	22.60	US$	0.52
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	37.71	Rs.	50.61	Rs.	68.34	US$	1.57
Earnings per ADS—diluted	Rs.	37.53	Rs.	50.10	Rs.	67.80	US$	1.55
See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF CASH FLOWS
For each of the years ended March 31, 2003, 2004 and 2005

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Cash flows from operating activities:
Net income	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7	US$	151.5
Adjustment to reconcile net income to net cash provided by/ (used in) operating activities
Allowance for credit losses		741.5		2,343.4		3,048.2		69.9
Depreciation and amortization		1,052.4		1,254.9		1,440.7		33.0
Amortization of deferred stock based compensation		138.0		135.1		308.5		7.1
Amortization of deferred acquisition costs		(474.4)		(156.2)		(496.3)		(11.4)
Amortization of premium/(discount) on investments		761.6		1,489.6		1,516.1		34.8
Provision for deferred income taxes		(102.8)		(588.4)		(213.5)		(4.9)
Provision made for guarantees		—		112.7		50.1		1.2
(Gain) on securitization of loans		—		(123.8)		(622.5)		(14.3)
Net realized (gain) / loss on sale of available for sale securities		(721.7)		48.3		(194.3)		(4.5)
(Gain)/loss on disposal of property and equipment, net		(10.8)		4.4		(2.1)		(0.1)
Provision made for leave accrued		—		—		186.3		4.3
Net change in:
Investments held for trading		(138.5)		(2,257.7)		4,955.3		113.6
Accrued interest receivable		(2,199.9)		2,105.1		(733.4)		(16.8)
Other assets		(2,406.2)		2,675.3		(2,057.0)		(47.2)
Accrued interest payable		2,718.6		(2,731.9)		1,677.6		38.5
Accrued expense and other liabilities		11,615.9		31,190.6		(13,728.7)		(314.7)

Net cash provided by operating activities		14,487.5		40,255.9		1,744.7		40.0

Cash flows from investing activities:
Net change in term placements		(7,747.4)		4,182.2		(5,134.3)		(117.7)
Activity in available for sale securities:
Purchases		(382,916.3)		(265,970.2)		(153,898.8)		(3,528.2)
Proceeds from sales		341,254.1		209,229.1		96,986.1		2,223.4
Maturities, prepayments and calls		24,209.6		22,626.0		20,543.1		471.0
Activity in held to maturity securities:
Purchases		(56,274.0)		(78,592.0)		(11,888.8)		(272.6)
Maturities, prepayments and calls		52,896.0		79,721.9		10,792.0		247.4
Net change in repos and reverse repos		6,779.6		(24,550.0)		19,950.0		457.4
Proceeds from loans securitized		—		5,917.4		48,234.6		1,105.8
Increase in loans originated, net of principal collections		(47,512.5)		(67,765.8)		(129,466.1)		(2,968.0)
Additions to property and equipment		(2,533.5)		(2,143.9)		(2,442.8)		(56.0)
Proceeds from sale or disposal of property and equipment		16.2		24.9		9.5		0.2

Net cash used in investing activities		(71,828.2)		(117,320.4)		(106,315.5)		(2,437.3)

Cash flows from financing activities:
Net increase in deposits		47,221.9		80,302.0		59,480.5		1,363.6
Net increase/(decrease) in short-term borrowings		(20.7)		2,484.6		38,014.9		871.5
Proceeds from issuance of long-term debt		—		4,000.0		—		—
Repayments of long-term debt		(41.9)		(30.0)		(1,057.9)		(24.2)
Proceeds from issuance of equity shares for options exercised		86.7		203.6		659.1		15.1
Proceeds from issuance of ADSs		—		—		12,747.6		292.2
Proceeds from applications received for shares pending allotment		146.5		125.5		423.3		9.7
Payment of dividends and dividend tax		(697.5)		(955.7)		(1,131.3)		(25.9)

Net cash provided by financing activities		46,695.0		86,130.0		109,136.2		2,502.0

Net change in cash		(10,645.7)		9,065.5		4,565.4		104.7
Cash and cash equivalents, beginning of year		34,590.6		23,944.9		33,010.4		756.8

Cash and cash equivalents, end of year	Rs.	23,944.9	Rs.	33,010.4	Rs.	37,575.8	US$	861.5

Supplementary cash flow information:
Interest paid	Rs.	9,183.4	Rs.	14,819.5	Rs.	11,543.9	US$	264.7
Income taxes paid	Rs.	2,374.7	Rs.	2,843.9	Rs.	3,719.5	US$	85.3
Supplementary information on non cash transactions:
Investments transferred from held to maturity to available for sale category	Rs.	450.0	Rs.	4.9	Rs.	37,005.6	US$	848.4
Investments transferred from trading to available for sale category	Rs.	1,162.3	Rs.	—	Rs.	—	US$	—
See accompanying notes to financial statements

HDFC BANK LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY
For each of the years ended March 31, 2003, 2004 and 2005

														Accumulated
	Number of	Equity		Additional		Advance						Deferred		other		Total
	Equity	share		paid in		received pending		Retained		Statutory		stock based		comprehensive		Shareholders'
	shares	capital		capital		allotment of shares		Earnings		reserve		compensation		income (loss)		equity
	(In millions, except for equity shares)
Balance at March 31, 2002	279,032,838	Rs.	2,790.3	Rs.	11,679.1	Rs.	—	Rs.	4,684.8	Rs.	2,280.9	Rs.	(198.2)	Rs.	824.0	Rs.	22,060.9
Shares issued upon exercise of options	686,100		6.9		79.8												86.7
Dividends, including dividend tax									(697.5)								(697.5)
Advances received pending allotment of shares							146.5										146.5
Amortization of deferred stock based compensation													138.0				138.0
Transfer to statutory reserve									(969.0)		969.0						—

Sub Total	279,718,938		2,797.2		11,758.9		146.5		3,018.3		3,249.9		(60.2)		824.0		21,734.6

Net income									3,513.8								3,513.8
Change in unrealized gain on available for Sale securities, net															864.7		864.7

Balance at March 31, 2003	279,718,938	Rs.	2,797.2	Rs.	11,758.9	Rs.	146.5	Rs.	6,532.1	Rs.	3,249.9	Rs.	(60.2)	Rs.	1,688.7	Rs.	26,113.1

Shares issued upon exercise of options	3,125,500		31.2		318.9		(146.5)										203.6
Stock options granted					449.5								(449.5)				—
Dividends, including dividend tax									(955.7)								(955.7)
Advances received pending allotment of shares							125.5										125.5
Amortization of deferred stock based compensation													135.1				135.1
Transfer to statutory reserve									(1,273.8)		1,273.8						—

Sub Total	282,844,438		2,828.4		12,527.3		125.5		4,302.6		4,523.7		(374.6)		1,688.7		25,621.6

Net income									4,754.5								4,754.5
Unrealized loss reclassified to earnings, net															(582.2)		(582.2)
Change in the unrealized gain on available for sale securities, net															1,421.9		1,421.9

Balance at March 31, 2004	282,844,438	Rs.	2,828.4	Rs.	12,527.3	Rs.	125.5	Rs.	9,057.1	Rs.	4,523.7	Rs.	(374.6)	Rs.	2,528.4	Rs.	31,215.8

Shares issued upon exercise of options	4,106,775		41.1		743.5		(125.5)										659.1
Shares issued in public offering of ADSs	22,924,095		229.2		12,518.4												12,747.6
Dividends, including dividend tax									(1,131.3)								(1,131.3)
Advances received pending allotment of shares							423.3										423.3
Amortization of deferred stock based compensation													308.5				308.5
Transfer to statutory reserve									(1,663.9)		1,663.9						—

Sub Total	309,875,308		3,098.7		25,789.2		423.3		6,261.9		6,187.6		(66.1)		2,528.4		44,223.0

Net income									6,609.7								6,609.7
Unrealized gains on securities transferred from HTM to AFS, net															558.9		558.9
Unrealized loss reclassified to earnings, net															(773.4)		(773.4)
Change in the unrealized gain on available for sale securities, net															(1,280.2)		(1,280.2)

Balance at March 31, 2005	309,875,308	Rs.	3,098.7	Rs.	25,789.2	Rs.	423.3	Rs.	12,871.6	Rs.	6,187.6	Rs.	(66.1)	Rs.	1,033.7	Rs.	49,338.0

Balance at March 31, 2005		US$	71.0	US$	591.2	US$	9.7	US$	295.1	US$	141.9	US$	(1.5)	US$	23.7	US$	1,131.1

See accompanying notes to financial statements

1. The Bank
     HDFC Bank Limited (the ''Bank’’) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulation Act, 1949. The Bank’s shares are listed on The Stock Exchange, Mumbai, The National Stock Exchange of India Limited and The Stock Exchange, Ahmedabad, and its ADSs are listed on the New York Stock Exchange.
     The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, controls 22.22% of the Bank’s equity. The balance of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.
     The Bank’s principal business activities are retail banking, wholesale banking and treasury operations. The Bank’s retail banking division provides a variety of deposit products as well as loans, credit cards, debit cards, third party mutual funds and insurance, investment advisory services and depositary services. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading and foreign exchange and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.
2. Summary of Significant Accounting Policies
a. Basis of presentation and consolidation
     The Bank does not have any subsidiaries. Entities where the Bank controls between 20% to 50% of the voting stock of the investee company are considered affiliates and are accounted for using the equity method.
     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (''US GAAP’’). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (''RBI’’) (collectively Indian GAAP), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses; classification and valuation of investments; accounting for deferred income taxes, stock based compensation, retirement benefits, loan origination fees and affiliates, and the presentation and format of the financial statements and related notes.
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
d. Customer acquisition costs
     Customer acquisition costs principally consist of commissions paid to third party referral agents who obtain retail loans and such costs are deferred and amortized as a yield adjustment over the life of the loans. Advertising and marketing expenses incurred to solicit new business are expensed as incurred.
e. Investments in securities
     Investments consist of securities purchased as part of the Bank’s treasury operations, such as government securities and other debt and equity securities, and investments purchased as part of the Bank’s wholesale banking operations, such as credit substitute securities issued by the Bank’s wholesale banking customers.

     Credit substitute securities typically consist of commercial paper, short-term debentures and preference shares issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Bank with the issuer. As the Bank’s exposures to such securities are similar to its exposures on its loan portfolio, additional disclosures have been provided on impairment status in Note 8 and on concentrations of credit risk in Note 12.
     All other securities, including mortgage and asset backed securities, are actively managed as a part of the Bank’s treasury operations. The issuers of such securities are either the government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.
     Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in earnings.
     Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”) and are carried at amortized cost.
     Equity securities with readily determinable fair values and all debt securities that are not classified as HTM or HFT are classified as available for sale (“AFS”) and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.
     Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.
     Where management determines that an HTM security’s credit rating has been irrevocably downgraded, and continued holding to maturity is likely to result in increased losses, it transfers the security to AFS or sells the security at the best available price.
     Transfers between categories are recorded at fair value on the date of the transfer.
f. Impairment of securities
     Declines in the fair values of HTM and AFS securities below their cost that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. The Bank identifies other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than cost and the financial condition and economic prospects of the issuer. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increases and where the Bank has the ability and intent to hold the securities until the fair value recovers.
g. Loans
     The Bank grants retail and wholesale loans to customers.
     Retail
     The Bank offers loans at fixed interest rates for financing new and used automobiles and new scooters and motorcycles, which are secured by the vehicles. The Bank also provides secured financing for commercial vehicles and provides working capital, bank guarantees and trade advances to transportation operator customers.
     The Bank also offers unsecured personal loans at fixed rates and overdrafts secured by time deposits.
     The Bank offers loans secured by approved equity securities,mutual fund units, bonds issued by the RBI and other securities and limits the amount of exposure secured by particular securities. The Bank lends only against shares in book-entry form to ensure perfected and first priority security interests in these shares.

     The Bank offers loans to small businesses located near the Bank’s branches, including credit lines, term loans, discounting of credit card receivables, letters of credit, guarantees and other basic trade finance products and cash management services. The lending is typically secured with current assets as well as immovable property and fixed assets in some cases.
     The Bank also offers gold and silver VISA and MasterCard credit cards, which were introduced in December 2001. Credit card receivables are classified as retail loans.
Wholesale
     Wholesale loans are made to customers as either short or medium term loans, cash credit facilities or bills discounting. Cash credit facilities are revolving credits provided to customers which are secured by working capital such as inventory or accounts receivable. Bills discounting consists of short-term loans that are secured by bills of exchange that have been accepted by the Bank’s customers or drawn on another bank.
     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses.
     Interest is accrued on the unpaid principal balance and is included in interest income. Loans are placed on “non-accrual” status when interest or principal payments are past due for a specified period, at which time no further interest is accrued and overdue interest is written off against interest income. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. For the year ended March 31, 2003, loans were placed on “non-accrual” status when interest or principal payments were two quarters past due, and to the extent that interest was accrued on loans that were more than one quarter overdue but not yet considered for “non accrual” status, the Bank considered the collectibility as a part of the allowance for credit losses. Effective April 1, 2003, loans are placed on “non-accrual” status when interest or principal payments are one quarter past due in line with international practices.
h. Allowance for credit losses
     The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of allowances for retail loans and wholesale loans.
     Retail
     The Bank’s retail loan loss allowance consists of specific and unallocated allowances.
     For its retail loans other than loans against shares, the Bank establishes a specific allowance equal to 50% of the outstanding amount when the loan is past due for more than 90 days. If the loan remains 120 days past due, the Bank increases the allowance to 100% of the outstanding amount. The Bank writes off outstanding credit card balances which are 150 days past due, and other outstanding retail loans which are 180 days past due.
     The Bank also makes unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio comprises groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, the Bank stratifies such loans based on the number of days past due and takes into account historical losses for such product. Where the loans are secured, the Bank’s loss estimates also take into account the estimated net realizable value of the collateral. The Bank does not identify individual retail loans for impairment disclosures.
     In the case of the Bank’s retail loans against securities (“LAS”), its procedures differ slightly because it holds readily realizable marketable securities as collateral. The Bank monitors margin positions of customers based on the market prices of the underlying collateral and calls for additional margin as necessary to maintain an acceptable loan to value ratio. In the event the customer does not meet the margin call within the required time, the Bank liquidates the collateral and recognizes a loss equal to any shortfall between the proceeds realized and the carrying value of the loan. At each reporting date, the Bank stratifies the LAS portfolio based on loan to value ratios and establishes a specific allowance for the shortfall in collateral for all loans where the loan to value ratio exceeds 100% and it is probable that the borrower will not repay the full amount of the loan. The Bank also establishes an unallocated allowance for the LAS portfolio based on historical losses and a stratification analysis based on loan to value ratios that exceed approved levels, as well as other factors.

Wholesale
     The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, are credited to the allowance.
     The Bank grades its wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.
     The Bank establishes specific allowances for each impaired wholesale loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent.
     Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
     With effect from April 1, 2003, in light of the significant growth in the size and diversity of its wholesale loan portfolio, the Bank also established an unallocated allowance for wholesale standard loans based on the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its wholesale unallocated allowance based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard loan portfolio.
i. Sales of Receivables
     The Bank sells finance receivables to special purpose entities (“SPEs”) in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these SPEs and cash collateral. Securitized receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.
     Gains or losses from the sale of receivables are recognized in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing by the Bank.
     Fair values are determined based on the present value of expected future cash flows, using best estimates for key assumptions such as prepayment and discount rates, commensurate with the risk involved.
For further information, see note 11.

j. Property and equipment
     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of fixed assets on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Buildings	1.61%
Leasehold improvements	Over the period of lease
ATMs	12.50%
Very small aperture terminals (“VSATs”)	10.00%
Office equipment	16.21%
Computer equipment	33.33%
Motor cars	25.00%
Software	25.00%
k. Impairment or disposal of tangible long lived assets
     Whenever events or circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Bank subjects such long lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Bank recognizes an impairment loss estimated as the difference between carrying value and the net realizable value.
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
m. Income tax
     Income tax consists of the current tax provision and the net change in the deferred tax asset or liability in the year.
     Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.
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
     The Bank amortizes annual fees on credit cards over the contractual period of the fees.
o. Foreign currency transactions
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
p. Stock Based Compensation
     The Bank has elected to use the intrinsic value method to account for the compensation cost of stock options and awards granted to employees of the Bank. The Bank uses the fair value approach for any options that are granted to individuals who do not qualify as employees.
     Had compensation cost for the Bank’s stock option plans been determined based on the fair value approach, the Bank’s net income and earnings per share would have been as per the pro forma amounts indicated below:

		Years ended March 31,
		2003		2004		2005		2005
		(In millions, except per share amounts)
Net Income:	As reported	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7	US$	151.5
Add: Stock-based employee compensation expense included in net income	As reported		138.0		135.1		308.5		7.1
Less: Stock based compensation expense determined under fair value based method	Pro forma		(329.4)		(293.3)		(1,209.4)		(27.7)

Net Income:	Pro forma	Rs.	3,322.4	Rs.	4,596.3	Rs.	5,708.8	US$	130.9

Basic earnings per share	As reported	Rs.	12.57	Rs.	16.87	Rs.	22.78	US$	0.52
	Pro forma		11.88		16.31		19.68		0.45
Diluted earnings per share	As reported	Rs.	12.51	Rs.	16.70	Rs.	22.60	US$	0.52
	Pro forma		11.82		16.14		19.52		0.45
Basic earnings per ADS	As reported	Rs.	37.71	Rs.	50.61	Rs.	68.34	US$	1.57
	Pro forma		35.64		48.93		59.04		1.35
Diluted earnings per ADS	As reported	Rs.	37.53	Rs.	50.10	Rs.	67.80	US$	1.55
	Pro forma		35.46		48.42		58.56		1.33

     The fair value of options used to compute pro forma net income and basic earnings per equity share have been estimated on the dates of each grant using the Black-Scholes option pricing model for fiscal year 2002 and a binomial option pricing model for fiscal 2004 and thereafter with the following assumptions:

	Years ended March 31,
	2003	2004	2005
Dividend yield	—	0.9%	—
Expected volatility	—	45.0%	—
Risk—free interest rate
ESOS Plan	—	4.4% — 4.5%	—
EWT Plan	—	4.5%	—
Expected lives:	—		—
ESOS Plan	—	7.1 years	—
EWT Plan	—	1.2 — 2.2 years	—
q. Debt issuance costs
     Issuance costs of long-term debt are amortized over the tenure of the debt.
r. Earnings per share
     Basic earnings per equity share has been computed by dividing net income by the weighted average number of equity shares outstanding for the period. For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats advances received from optionees who exercise their options as issued shares even if the administrative formalities of allocating equity shares have not been completed. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method for options, except where the result would be anti-dilutive. The Bank also reports basic and diluted earnings per ADS, where each ADS represents three equity shares. Earnings per ADS has been computed as earnings per equity share multiplied by the number of equity shares per ADS. A reconciliation of the number of shares used in computing earnings per share has been provided in Note 29.
s. Segment information
     The Bank operates in three reportable segments, namely retail banking, wholesale banking and treasury services. Segment information has been provided in Note 25.
t. Derivative Financial Instruments
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
     Certain forward exchange contracts and currency swaps qualify as hedges of the foreign currency exposure of a foreign currency denominated transaction. The timing of the recognition of the gain or loss on such hedge contracts matches the recognition of the changes in the fair value of the item being hedged in net income.

     The Bank enters into forward exchange contracts, currency swaps and currency options with its customers and typically lays off such customer exposures in the interbank foreign exchange markets. The Bank also enters into such instruments to cover its own foreign exchange exposures. All such instruments are carried at fair value, determined based on market quotations.
     The Bank enters into rupee interest rate swaps for its own account. The Bank also enters into interest rate currency swaps and cross currency interest rate swaps with its customers and typically lays these off in the interbank market. Such contracts are carried on the balance sheet at fair value, based on market quotations where available or priced using market determined yield curves.
u. New Accounting Pronouncements
     In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non employees.
     SFAS No. 123(R) eliminates the intrinsic value alternative in APB Opinion 25 and generally requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (which is usually the vesting period). The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.
     The Bank is required to apply SFAS No. 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP after June 15, 2006. The Bank is also required to use either the “modified prospective method” or the “modified retrospective method.” Under the modified prospective method, the Bank must recognize compensation cost for all awards after it adopts the standard and for the unvested portion of previously granted awards that are outstanding on that date.
     Under the modified retrospective method, the Bank must restate its previously issued financial statements to recognize the amounts it previously calculated and reported on a pro forma basis, as if the prior standard had been adopted.
     Under both methods, the Bank is permitted to use either a straight line or an accelerated method to amortize the cost as an expense. The standard permits and encourages early adoption.
     The Bank has commented the analysis of the impact of SFAS 123(R), but has not yet decided: (1) whether it will elect to adopt early, (2) if it elects to adopt early, then at what date it would do so, (3) whether it will use the modified prospective method or elect to use the modified retrospective method, and (4) whether it will elect to use straight line amortization or an accelerated method. Additionally, the Bank cannot predict with reasonable certainty the number of options that will be unvested and outstanding on April 1, 2006. Accordingly, the Bank cannot currently quantify with precision the effect that this standard would have on the financial position or results of operations in the future, except that it probably will recognize a greater expense for any awards that it may grant in the future than it would using the current guidance.
     In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in a loan or debt security acquired in a transfer, if those differences are attributable, at least in part, to credit quality. It limits the yield that may be accreted to the excess of the investor’s estimate of undiscounted expected cash flows over the initial investment in the loan or debt security. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004, with earlier adoption encouraged.
     The Bank is evaluating the above standard to determine whether it will have a material effect on the Bank’s financial position or results of operations.
     In November 2003, the Financial Accounting Standards Board (“FASB”) ratified a consensus on the disclosure provisions of Emerging Issues Task Force (“EITF”) Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and other cost method investments are other-than-temporarily impaired. However, with the issuance of FASB Staff Position EITF 03-1-1, the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments have been deferred pending reassessment by the FASB. The remaining provisions of this standard, which primarily relate to disclosure, are required to be applied prospectively to all current and future investments accounted for in accordance with SFAS No. 115 and other cost method investments. The Bank has complied with the disclosure provisions of this standard. The impact of EITF 03-1 cannot be determined until after the FASB completes its reassessment.
     FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.
     FASB Statement No. 154, Accounting Changes and Error Corrections, will not have a material effect on the Bank’s financial position or results of operation.
v. Convenience Translation
     The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2005 have been translated into U.S. dollars at U.S.$1.00 = Rs. 43.62 based on the noon buying rate for cable transfers on March 31, 2005 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.
3. Cash and cash equivalents
     Cash and cash equivalents as of March 31, 2004 and 2005 include balances of Rs. 22,877.9 million and Rs. 22,965.6 million respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. This balance is subject to withdrawal and usage restrictions.
4. Term placements
     Term placements consist of placements with banks and financial institution in the ordinary course of business. These placements have original maturities for periods between 3 months and 7 years.

5. Investments, held for trading
     The portfolio of trading securities at March 31, 2004 and 2005 is as follows:

	As of March 31, 2004
			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	Cost		gains		losses		Value
	(In millions)
Government of India securities	Rs.	4,244.2	Rs.	25.0	Rs.	—	Rs.	4,269.2
Securities issued by Government of India sponsored institutions		1,483.6		—		13.7		1,469.9
Corporate bonds and debentures		503.0		1.1		9.4		494.7

Total	Rs.	6,230.8	Rs.	26.1	Rs.	23.1	Rs.	6,233.8

	As of March 31, 2005
			Gross		Gross
	Amortized		unrealized		Unrealized		Fair
	Cost		gains		Losses		Value
			(In millions)
Government of India securities	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5

Total	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5

6. Investments, available for sale
     The portfolio of available for sale securities at March 31, 2004 and 2005 is as follows:

	As of March 31, 2004
			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value
	(In millions)
Government of India securities	Rs.	63,252.8	Rs.	1,407.9	Rs.	37.3	Rs.	64,623.4
Securities issued by Government of India sponsored institutions		22,495.8		1,970.1		97.9		24,368.0
State government securities		282.2		19.0		0.1		301.1
Securities issued by state government sponsored institutions		47.7		0.5		—		48.2
Credit substitutes (See Note 8)		7,812.3		136.0		2.3		7,946.0
Corporate bonds		198.9		0.1		0.9		198.1

Fixed maturity investments		94,089.7		3,533.6		138.5		97,484.8
Mortgage backed securities		8,878.7		275.3		—		9,154.0
Asset backed securities		19,978.4		593.2		13.1		20,558.5
Equity securities		180.9		26.5		2.0		205.4
Mutual fund units		6,045.4		12.4		185.9		5,871.9

Total	Rs.	129,173.1	Rs.	4,441.0	Rs.	339.5	Rs.	133,274.6

Securities with gross unrealized losses							Rs.	13,788.3
Securities with gross unrealized gains								119,486.3

							Rs.	133,274.6

	As of March 31, 2005
			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value
	(In millions)
Government of India securities	Rs.	110,997.7	Rs.	1,015.2	Rs.	657.6	Rs.	111,355.3
Securities issued by Government of India sponsored institutions		25,010.5		592.7		134.9		25,468.3
State government securities		484.6		2.2		14.6		472.2
Securities issued by state government sponsored institutions		349.2		24.1		—		373.3
Credit substitutes (See Note 8)		13,372.4		554.3		45.8		13,880.9
Corporate bonds		588.5		—		0.4		588.1

Fixed maturity investments		150,802.9		2,188.5		853.3		152,138.1
Mortgage-backed securities		10,703.5		89.7		125.2		10,668.0
Asset-backed securities		31,349.0		20,019.1		19,978.6		31,389.5
Equity securities		291.4		54.7		7.8		338.3
Mutual fund units		9,586.3		10.6		1.8		9,595.1

Total	Rs.	202,733.1	Rs.	2,694.8	Rs.	1,135.1	Rs.	204,292.8

Securities with gross unrealized losses							Rs.	103,551.3
Securities with gross unrealized gains								100,741.5

							Rs.	204,292.8

The Bank believes that the unrealized losses on its investments in equity and debt securities as of March 31, 2005 are temporary in nature. The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near term prospects of the issuer, and the Bank’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Bank’s review of impairment generally entails:
•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values of less than 75% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other-than temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

     The contractual residual maturity of fixed maturity available for sale securities as of March 31, 2005 is set out below:

	As of March 31, 2005
	Amortized cost		Fair value		Fair value
	(In millions)
Within one year	Rs.	32,319.6	Rs.	32,435.8	US$	743.6
Over one year through five years		66,164.1		66,369.3		1,521.6
After five years through ten years		34,569.4		35,144.0		805.7
Over ten years		17,749.8		18,189.0		417.0

Total	Rs.	150,802.9	Rs.	152,138.1	US$	3,487.9

     AFS investments of Rs. 45,915.3 million, Rs. 64,924.5 million and Rs. 111,827.5 as of March 31, 2003, March 31, 2004 and March 31, 2005, respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.
     Interest and dividends on AFS securities and gross realized gains and gross realized losses from sales of such securities are set out below:

	Year ended March 31,
	2003		2004		2005		2005
	(In millions)
Gross realized gains on sale	Rs.	991.4	Rs.	710.3	Rs.	1,349.9	US$	30.9
Gross realized losses on sale		(269.7)		(758.6)		(1,155.6)		26.4

Realized gains / (losses), net		721.7		(48.3)		194.3		4.5
Dividends and interest		6,144.0		8,604.8		10,605.7		243.1

Total	Rs.	6,865.7	Rs.	8,556.5	Rs.	10,800.0	US$	247.6

7. Investments, held to maturity
     There were no HTM securities as of March 31, 2005. The portfolio of HTM securities at March 31, 2004 is as follows

	As of March 31, 2004
			Gross		Gross
			unrecognized		unrecognized
	Amortized		holding		Holding		Fair
	Cost		gains		Losses		value
	(In millions)
Government of India securities	Rs.	27,245.2	Rs.	1,180.1	Rs.	1.1	Rs.	28,424.2
Securities issued by Government of India sponsored institutions		511.3		26.6		—		537.9
Credit substitutes (See Note 8)		8,611.9		484.5		0.9		9,095.5

Total	Rs.	36,368.4	Rs.	1,691.2	Rs.	2.0	Rs.	38,057.6

     HTM investments of Rs. 27,245.2 million as of March 31, 2004 were held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.
Interest on HTM securities is set out below:

	Year ended March 31,
	2003		2004		2005		2005
	(In millions)
Interest	Rs.	3,763.2	Rs.	2,882.5	Rs.	793.4	US$	18.2

Total	Rs.	3,763.2	Rs.	2,882.5	Rs.	793.4	US$	18.2

     In April 2002 the Bank transferred securities with an amortized cost of Rs. 450.0 million from the HTM category to the AFS category due to downgrades in credit ratings. The unrealized holding loss of Rs. 40.1 million on the date of the transfer was recorded in other comprehensive income.
     In April 2003, the Bank transferred securities with zero carrying value from the HTM category to the AFS category due to downgrades in credit ratings.
     In the year ended March 31, 2005, because interest rates were rising in the Indian market, the Bank elected to transfer investments with a fair value of Rs. 11.2 billion from its HTM portfolio to its AFS portfolio because these investments were yielding higher than prevailing market yields. The transfer thus provided some relief in the Bank’s Indian GAAP accounts from the effects of losses in the AFS portfolio as a result of further increases in interest rates. This transfer was permitted by RBI regulations. However, because this transfer was not considered acceptable under U.S. GAAP, the Bank’s HTM portfolio was deemed “tainted” and the Bank was required to reclassify the remaining HTM portfolio as AFS. The Bank is not permitted to establish a new HTM portfolio under U.S. GAAP until after March 31, 2007 and, accordingly, the Bank’s investment classification under U.S. GAAP and Indian GAAP could vary materially in the future.
     This reclassification resulted in an increase to shareholders’ equity of Rs. 1,222.2 million and had no effect on net income.

8. Credit Substitutes
     Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2004 and March 31, 2005 are as follows:

	As of March 31,
	2004				2005
	Amortized cost		Fair value		Amortized cost		Fair value		Fair value
	(In millions)
AFS credit substitute securities:
Debentures	Rs.	6,905.6	Rs.	7,039.3	Rs.	11,508.7	Rs.	12,018.7	US$	275.5
Preferred shares		—		—		566.4		564.9		13.0
Commercial paper		906.7		906.7		1,297.3		1,297.3		29.7

Total	Rs.	7,812.3	Rs.	7,946.0	Rs.	13,372.4	Rs.	13,880.9	US$	318.2

HTM credit substitute Securities:
Debentures	Rs.	7,812.7	Rs.	8,247.1		—		—		—
Preferred shares		799.2		848.4		—		—		—

Total	Rs.	8,611.9	Rs.	9,095.5		—		—		—

Total credit substitutes, net	Rs.	16,424.2	Rs.	17,041.5	Rs.	13,372.4	Rs.	13,880.9	US$	318.2

     The fair values of credit substitutes have been analyzed as follows:

	As of March 31,
	2004		2005
	(In millions)

Performing	Rs.	16,946.9	Rs.	13,845.2

Impaired—gross balance		189.3		89.3
Less amounts written off for other than temporary impairments		(94.7)		(53.6)

Impaired credit substitutes, net		94.6		35.7

Total credit substitutes, net	Rs.	17,041.5	Rs.	13,880.9

     Impaired credit substitutes as of March 31, 2004 and March 31, 2005:

	As of March 31
	2004		2005		2005
	(In millions)
Gross impaired credit substitutes:
—on accrual status	Rs.	100.0	Rs.	—	US$	—
—on non-accrual status		89.3		89.3		2.0

Total	Rs.	189.3	Rs.	89.3	US$	2.0

Gross impaired credit substitutes by industry:
—Textiles	Rs.	100.0	Rs.	—	US$	. —
—Financial institution		89.3		89.3		2.0

Total	Rs.	189.3	Rs.	89.3	US$	2.0

Average impaired credit substitutes	Rs.	147.1	Rs.	139.3	US$	3.2

Interest foregone on impaired credit substitutes	Rs.	10.3	Rs.	—	US$	. —

Interest income recognized on impaired credit substitutes	Rs.	12.0	Rs.	—	US$	. —

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	12.0	Rs.	—	US$	. —

     As of March 31, 2005, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.
9. Securities purchased under resell agreements
     Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transaction outstanding as of March 31, 2004 was Rs. 19,950.0 million. As of March 31, 2005 there are no resell transactions outstanding.

10. Loans
     Loans analyzed by facility as of March 31, 2004 and March 31, 2005 are as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Retail loans:
Auto loans	Rs.	28,362.6	Rs.	21,055.1	US$	482.7
Commercial vehicle and construction equipment finance		12,152.7		21,924.2		502.6
Personal loans		10,526.1		20,518.3		470.4
Loans against securities		9,379.8		12,347.2		283.1
Two wheeler loans		4,345.0		10,418.0		238.8
Retail business banking		2,659.3		11,050.7		253.3
Credit cards		2,489.9		6,892.9		158.0
Other retail loans		3,336.2		8,459.6		194.0

Subtotal		73,251.6		112,666.0		2,582.9
Wholesale loans:
Working capital finance	Rs.	54,104.5	Rs.	72,397.6	US$	1,659.7
Term loans		53,819.3		76,861.8		1,762.1

Subtotal	Rs.	107,923.8	Rs.	149,259.4	US$	3,421.8

Gross loans		181,175.4		261,925.4		6,004.7
Less: Allowance for credit losses		3,494.3		5,438.5		124.7

Total	Rs.	177,681.1	Rs.	256,486.9	US$	5,880.0

     The contractual residual maturity of gross loans as of March 31, 2005 are set out below:

	As of March 31, 2005
	Working
	Capital		Term		Retail
	Finance		loans		loans		Total

	(In millions)
Maturity profile of loans:
Within one year	Rs.	58,318.4	Rs.	55,683.1	Rs.	61,469.3	Rs.	175,470.8
Over one year through five years		14,079.2		16,953.4		49,352.0		80,384.6
After five years through ten years		—		4,225.3		1,844.7		6,070.0

Total gross loans	Rs.	72,397.6	Rs.	76,861.8	Rs.	112,666.0	Rs.	261,925.4

     Gross loans analyzed by performance are as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Performing	Rs.	178,182.8	Rs.	257,841.2	US$	5,911.1
Impaired		2,992.6		4,084.2		93.6

Total gross loans	Rs.	181,175.4	Rs.	261,925.4	US$	6,004.7

     Impaired loans as of March 31, 2004 and 2005 have been analyzed by facility as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Retail loans	Rs.	403.5	Rs.	1,663.3	US$	38.1
Wholesale loan		2,589.1		2,420.9		55.5

Gross impaired loans		2,992.6		4,084.2		93.6
Less: Specific allowance for credit losses		2,722.7		3,492.8		80.1

Impaired loans, net of specific allowance	Rs.	269.9	Rs.	591.4	US$	13.5

Gross impaired loans:
—without valuation allowance	Rs.	269.9	Rs.	591.4	US$	13.5
—with valuation allowance		2,722.7		3,492.8		80.1

Total	Rs.	2,992.6	Rs.	4,084.2	US$	93.6

Gross impaired loans:
—on accrual status		—		—		—
—on non-accrual status		2,992.6		4,084.2		93.6

Total	Rs.	2,992.6	Rs.	4,084.2	US$	93.6

Gross impaired loans by industry:
—Electronic machinery	Rs.	639.1	Rs.	679.4	US$	15.6
—Automotive		653.7		654.3		15.0
—Textiles		356.2		239.5		5.5
—Iron and steel		440.4		201.5		4.6
—Others (none > than 5% of impaired loans)		903.2		2,309.5		52.9

Total	Rs.	2,992.6	Rs.	4,084.2	US$	93.6

     Summary information relating to impaired loans as of March 31, 2003, 2004 and 2005 is as follows:

	As of March 31,
	2003		2004		2005		2005

	(In millions)
Average impaired loans, net of allowance	Rs.	609.9	Rs.	476.6	Rs.	430.7	US$	9.9
Interest foregone on impaired loans	Rs.	334.0	Rs.	274.2	Rs.	216.7	US$	5.0
Interest income recognized on impaired loans	Rs.	7.7	Rs.	31.6	Rs.	0.6	US$	—
Interest income recognized on impaired loans on a cash basis	Rs.	1.1	Rs.	31.6	Rs.	0.6	US$	—
     As of March 31, 2005, the Bank has no additional funds committed to borrowers whose loans were impaired.
     Changes in the allowance for credit losses are as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Specific allowance for credit losses, beginning of period	Rs.	1,684.3	Rs.	2,722.7	US$	62.4
Gross allowance for credit losses		2,054.5		2,655.8		60.9
Allowance no longer required due to:
Cash recoveries		(300.3)		(781.7)		(17.9)
Write-offs		(715.8)		(1,104.0)		(25.3)

Specific allowance for credit losses, end of period	Rs.	2,722.7	Rs.	3,492.8	US$	80.1

Unallocated allowance for credit losses, beginning of period		182.4		771.6		17.7
Additions during the period		589.2		1,174.1		26.9

Unallocated allowance for credit losses, end of period		771.6		1,945.7		44.6

Total allowance for credit losses, end of period	Rs.	3,494.3	Rs.	5,438.5	US$	124.7

     Interest and fees on loans analyzed by facility are as follows:

	Years ended March 31,
	2003		2004		2005		2005

	(In millions)
Wholesale loans	Rs.	5,789.1	Rs.	6,875.1	Rs.	8,126.6	US$	186.3
Retail loans		2,016.2		4,829.9		8,304.8		190.4

Total	Rs.	7,805.3	Rs.	11,705.0	Rs.	16,431.4	US$	376.7

11. Securitizations
     The Bank entered into securitization transactions for the first time in fiscal 2004. The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to SPEs for sales that were completed during the years ended March 31, 2004 and March 31, 2005:

	Years ended March 31,
	2004		2005		2005

	(In millions)
Gross proceeds from new securitizations	Rs.	5,917.4	Rs.	48,660.0	US$	1,115.5
Less: Book value of finance receivables derecognized		5,772.0		48,022.2		1,100.9
Less: Estimated costs of servicing		21.6		15.3		0.4

Pre-tax gains on securitizations	Rs.	123.8	Rs.	622.5	US$	14.3

Cash flow information
Collections against securitized receivables	Rs.	682.1	Rs.	12,635.7	US$	289.7
Payments made to SPEs		264.4		10,666.2		244.5
Cash flows on retained interests		21.1		328.8		7.5
     Since the Bank has only recently entered into such transactions, it has relied upon market information for the purpose of determining the assumptions below. Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2004 and March 31, 2005 as of the dates of such sales were as follows:

	For the year ended	For the year ended
	March 31, 2004	March 31, 2005

Key assumptions: (rates per annum)
Annual prepayment rate	6.0%	6.0%
Expected credit losses	0.7%	0.5%
     Credit losses and prepayment losses as a percentage of the gross loans disbursed are estimated on the basis of historical losses on a similar portfolio.
     Other key disclosures are as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Finance receivables held by SPEs	Rs.	6,058.9	Rs.	60,263.3	US$	1,381.6
Delinquencies		2.3		204.8		4.7
Credit losses		—		162.6		3.7
Retained interest in sold receivables, consisting of subordinated securities		259.8		954.5		21.9
     The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2005, to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2004		2005		2005

	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	1.2	Rs.	4.2	US$	0.1
Impact of 20% adverse change		2.5		8.3		0.2
Expected credit losses:
Impact of 10% adverse change		2.4		27.2		0.6
Impact of 20% adverse change		4.9		54.2		1.2

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
12. Concentrations of credit risk
     Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Bank’s total credit exposure. The Bank manages its credit risk collectively for its loan portfolio and credit substitute securities as these instruments are invested in as part of an overall lending program for corporate customers; accordingly, information on concentrations of credit risk has been provided for these exposures together.
     The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2004 and 2005 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2004
			Fair values of
	Gross		credit
Category	loans		substitutes		Total		%

	(In millions, except percentages)
Automotive manufacturers	Rs.	18,541.1	Rs.	829.1	Rs.	19,370.2	9.8%
Land transport		15,396.2		—		15,396.2	7.8
Heavy engineering		6,050.0		580.9		6,630.9	3.3
Cement manufacturers		1,838.5		4,509.8		6,348.3	3.2
Hire purchase		3,088.8		1,409.7		4,498.5	2.3
Investment and finance		1,940.8		2,550.5		4,491.3	2.3
Iron and steel		3,616.6		642.2		4,258.8	2.1
Telecommunications		3,744.4		309.6		4,054.0	2.0
Drugs and pharmaceuticals		3,039.5		974.5		4,014.0	2.0
Others (none > than 2%)		123,919.5		5,235.2		129,154.7	65.2

Total	Rs.	181,175.4	Rs.	17,041.5	Rs.	198,216.9	100.0

	As of March 31, 2005
			Fair values of
	Gross		credit
Category	Loans		substitutes		Total		Total		%

	(In millions, except percentages)
Land transport	Rs.	29,860.5	Rs.	--	Rs.	29,860.5	US$	684.6	10.8%
Automotive manufacturers		25,667.6	Rs.	432.4		26,100.0		598.3	9.5
Telecommunications		5,369.4		4,217.5		9,586.9		219.8	3.5
Hire purchase and finance		5,422.0		1,470.5		6,892.5		158.0	2.5
Iron and steel		4,840.1		910.6		5,750.7		131.8	2.1
Others (none > than 2%)		190,765.8		6,849.9		197,615.7		4,530.4	71.6

Total	Rs.	261,925.4	Rs.	13,880.9	Rs.	275,806.3	US$	6,322.9	100.0

     The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Mumbai, India comprising 28.0% and 30.2% of the total loan and credit substitute security portfolio as of March 31, 2004 and March 31, 2005, respectively. While such borrowers are based in Mumbai, India they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Mumbai, India.
     Loan and credit substitute exposures as of March 31, 2004 and 2005 based on the region in which the instruments are originated are as follows (which may be or may not be where funds are used):

	As of March 31, 2004
			Fair values of
	Gross		credit		Total
Region of origination	loans		substitutes		exposure		%

	(In millions, except percentages)
Mumbai	Rs.	48,004.4	Rs.	7,451.6	Rs.	55,456.0	28.0%
Western region, other than Mumbai		31,246.7		5,664.7		36,911.4	18.6
Northern region		40,084.5		2,552.7		42,637.2	21.5
Eastern region		17,872.5		149.3		18,021.8	9.1
Southern region		43,967.3		1,223.2		45,190.5	22.8

Total	Rs.	181,175.4	Rs.	17,041.5	Rs.	198,216.9	100.0

	As of March 31, 2005
			Fair values of
	Gross		credit		Total		Total
Region of origination	loans		substitutes		exposure		exposure		%

	(In millions, except percentages)
Mumbai	Rs.	72,690.3	Rs.	10,501.0	Rs.	83,191.3	US$	1,907.2	30.2%
Western region, other than Mumbai		53,321.8		1,795.2		55,117.0		1,263.5	20.0
Northern region		72,350.5		1,304.4		73,654.9		1,688.6	26.7
Eastern region		26,732.9		—		26,732.9		612.8	9.7
Southern region		36,829.9		280.3		37,110.2		850.8	13.4

Total	Rs.	261,925.4	Rs.	13,880.9	Rs.	275,806.3	US$	6,322.9	100.0

     The Bank’s exposures to its ten largest borrowers as of March 31, 2005, computed as per RBI guidelines which include the aggregate of the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, are as follows:

	As of March 31,
	2004						2005
			Non-						Non-
	Funded		Funded		Total		Funded		Funded		Total
	Exposure		Exposure		Exposure		Exposure		Exposure		Exposure

	(In millions)
Borrower 1	Rs.	7,926.6	Rs.	—	Rs.	7,926.6	Rs.	10,646.6	Rs.	—	Rs.	10,646.6
Borrower 2		5,474.8		—		5,474.8		6,698.9		—		6,698.9
Borrower 3		—		—		—		4,527.5		940.2		5,467.7
Borrower 4		5,295.4		—		5,295.4		5,297.7		60.0		5,357.7
Borrower 5		—		—		—		300.0		3,567.5		3,867.5
Borrower 6		327.2		2,850.3		3,177.5		743.6		3,074.2		3,817.8
Borrower 7		1,984.5		550.0		2,534.5		1,772.6		1,875.6		3,648.2
Borrower 8		2,496.9		631.6		3,128.5		2,552.2		898.9		3,451.1
Borrower 9		—		—		—		3,266.0		110.0		3,376.0
Borrower 10	Rs.	36.7	Rs.	3,250.0	Rs.	3,286.7	Rs.	36.7	Rs.	3,250.0	Rs.	3,286.7
     Information in respect of earlier years is not provided for the above borrowers if they were then not among the top ten exposures. The non-funded exposures for March 31, 2004 have been reported using the regulations currently in effect which differ from those in effect at the time, in order to make the exposures comparable.
13. Property and equipment
     Property and equipment by asset category is as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Land and premises	Rs.	2,508.9	Rs.	2,912.2	US$	66.8
Software and systems		1,288.7		1,586.5		36.4
Equipment and furniture		6,377.4		7,968.1		182.6

Property and equipment, at cost		10,175.0		12,466.8		285.8
Less: Accumulated depreciation		4,005.9		5,383.6		123.4

Property and equipment, net	Rs.	6,169.1	Rs.	7,083.2	US$	162.4

     Depreciation charged for the years ended March 31, 2003, 2004 and 2005 was Rs. 1,052.4 million, Rs. 1,254.9 million and Rs. 1,440.7 million respectively.

14. Other assets
     Other assets include the following:

	As of March 31,
	2004		2005		2005

	(In millions)
Checks in the course of collection	Rs.	784.1	Rs.	76.1	US$	1.7
Security deposits for leased property		753.0		911.1		20.9
Sundry accounts receivable		1,539.6		1,979.8		45.4
Advance tax (net of provision for taxes)		1,297.8		1,672.0		38.3
Advances		364.4		778.1		17.8
Prepaid expenses		845.3		1,360.5		31.2
Restricted cash/ securitization margin for credit enhancement and securitized transactions		49.6		845.1		19.4
Other		770.5		1,502.6		34.5

Total	Rs.	6,404.3	Rs.	9,125.3	US$	209.2

15. Deposits
     Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2004 and 2005 are as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Interest-bearing:
Savings deposits	Rs.	78,043.0	Rs.	114,183.8	US$	2,617.7
Time deposits		137,667.8		143,054.1		3,279.5

Total interest-bearing deposits		215,710.8		257,237.9		5,897.2
Non-interest bearing deposits		88,351.2		106,304.6		2,437.1

Total	Rs.	304,062.0	Rs.	363,542.5	US$	8,334.3

     As of March 31, 2004 and March 31, 2005 time deposits of Rs. 95,083.7 million and Rs. 107,111.0 million, respectively, have a residual maturity of less than one year. The balance of the deposits mature between one and five years.
     As of March 31, 2004 and March 31, 2005 time deposits in excess of Rs. 0.1 million aggregated Rs.116,359.4 million and Rs. 140,245.8 million, respectively.

16. Short-term borrowings
     Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2004 and March 31, 2005 are comprised of the following:

	As of March 31,
	2004		2005		2005

	(In millions)
Borrowed in the call market	Rs.	10,582.9	Rs.	33,215.9	US$	761.5
Term borrowings from institutions/banks		5,880.0		14,673.1		336.4
Foreign currency borrowings		6,601.3		—		—
Bills rediscounted		1,000.0		—		—
Interbank risk participation		—		14,190.1		325.3

Total	Rs.	24,064.2	Rs.	62,079.1	US$	1,423.2

Total borrowings outstanding:
Maximum amount outstanding	Rs.	52,274.3	Rs.	62,079.1	US$	1,423.2

Average amount outstanding	Rs.	27,255.3	Rs.	42,594.6	US$	958.7

Weighted average interest rate		4.3%		4.1%		4.1%

17. Long-term debt
     Long-term debt as of March 31, 2004 and March 31, 2005 is comprised of the following:

	As of March 31,
	2004		2005		2005

	(In millions)
Subordinated debt	Rs.	6,000.0	Rs.	5,000.0	US$	114.6
Others		86.0		28.1		0.7

Total	Rs.	6,086.0	Rs.	5,028.1	US$	115.3

     The scheduled maturities of long-term debt are set out below:

	As of March 31,
	2005		2005

	(In millions)
Due in the fiscal year ending March 31:
2006	Rs.	19.4	US$	0.4
2007		1,003.6		23.0
2008		2.9		0.1
2009		2.2		0.1
2010		—		—
Thereafter		4,000.0		91.7

Total	Rs.	5,028.1	US$	115.3

     The Bank issued unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. The Bank issued three tranches of subordinated debt securities during calendar years 1998, 1999 and 2001 at coupon rates of 13.0%, 13.75% and 11.00% respectively. The 1998 tranche was repaid at maturity in fiscal 2004. The 1999 and 2001 tranches are repayable in fiscal 2007.
     On February 4, 2004, the Bank issued unsecured subordinated debt securities aggregating Rs. 4.0 billion, of which Rs. 3.95 billion carries a coupon rate of 5.90% and matures in May 2013 and Rs. 50 million carries a coupon rate of 6.0% and matures in May 2016.
     As of March 31, 2005, the Bank had Rs. 5.0 billion aggregate principal amount of unsecured subordinated debt outstanding, of which Rs. 4.2 billion qualified as Tier 2 capital.
     Other long-term debt consists of capital leases and a loan from the Indian Renewable Energy Development Authority used to finance solar equipment.
18. Accrued expenses and other liabilities
     Accrued expenses and other liabilities include the amounts set forth below. The Bank acts as a payment bank to corporations making initial public offerings, and bills payable include demand drafts issued to persons whose subscriptions for shares have been rejected.

	As of March 31
	2004		2005		2005

	(In millions)
Bills payable	Rs.	36,672.7	Rs.	15,547.3	US$	356.4
Remittances in transit		13,540.5		18,266.0		418.8
Accrued expenses		482.7		485.1		11.1
New account deposits		1,752.3		3,414.7		78.3
Deferred income tax payable, net		1,026.8		—		—
Accounts payable		2,248.9		4,786.0		109.7
Other		1,518.3		1,124.4		25.7

Total	Rs.	57,242.2	Rs.	43,623.5	US$	1,000.0

19. Income taxes
     The income tax expense comprises the following:

	Years ended March 31,
	2003		2004		2005		2005

	(In millions)
Current income tax expense	Rs.	1,832.5	Rs.	2,427.2	Rs.	3,338.9	US$	76.6
Deferred income tax benefit		(102.8)		(588.4)		(213.5)		(4.9)

Income tax expense	Rs.	1,729.7	Rs.	1,838.8	Rs.	3,125.4	US$	71.7

     The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2003		2004		2005		2005

	(In millions)
Net income before taxes	Rs.	5,243.5	Rs.	6,593.3	Rs.	9,735.1	US$	223.2
Effective statutory income tax rate		36.75%		35.87%		36.59%		—
Expected income tax expense		1,927.0		2,365.4		3,562.3		81.7
Adjustments to reconcile expected income tax to actual tax expense:
Permanent differences:
Stock based compensation (net of forfeitures)		50.3		48.5		113.5		2.6
Income exempt from taxes		(273.1)		(529.4)		(504.7)		(11.6)
Other, net		6.8		(17.9)		(66.2)		(1.5)
Effect of change in statutory tax rate		18.7		(27.8)		20.5		0.5

Income tax expense	Rs.	1,729.7	Rs.	1,838.8	Rs.	3,125.4	US$	71.7

     The tax effects of significant temporary differences are as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Tax Effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	1,107.5	Rs.	1,951.8	US$	44.7
Minimum alternate tax credit		23.1		23.6		0.5
Other		141.0		221.6		5.1

Deferred tax asset		1,271.6		2,197.0		50.3

Taxable temporary differences:
Property and equipment		959.1		1,070.7		24.5
Unrealized gain on securities available for sale		1,291.1		842.3		19.3
Unrealized gain on investments transferred to held to maturity category		33.5		—
Debt issue expenses		14.7		196.6		4.5

Deferred tax liability		2,298.4		2,109.6		48.3

Net deferred tax (asset)/ liability	Rs.	1,026.8	Rs.	(87.4)	US$	(2.0)

     Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.
     For the years ended March 31, 2004 and 2005 the Bank has recorded income tax expense of Rs. 1,838.8 million and Rs. 3,125.4 million using an annual effective tax rate of 27.9% and 32.1% respectively.

20. Stock based compensation
     The stock based compensation plans of the Bank are as follows:
Employees Stock Option Scheme:
     The shareholders of the Bank approved in January 2000 Plan “A” and in June 2003 Plan “B” of the Employees’ Stock Option Scheme (the “Plan”). Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share. The Bank reserved 10 million equity shares, with an aggregate nominal value of Rs. 100 million, for issuance under each Plan.
     Plan A provides for the issuance of options at the recommendation of the Compensation Committee of the Board (the “Compensation Committee”) at an average of the daily closing prices on the Mumbai Stock Exchange during the 60 days preceding the date of grant of options, which was the minimum prescribed option price under regulations then issued by the Securities and Exchange Board of India (“SEBI”).
     Plan B provides for the issuance of options at the recommendation of the Compensation Committee at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange with the highest trading volume during the preceding two weeks, which was the minimum prescribed option price under SEBI regulations.
     Such options vest at the discretion of the Compensation Committee, subject to a maximum vesting not exceeding five years, set forth at the time the grants are made. Such options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, as set forth at the time of the grant.
     Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted
	Years ended March 31,
	2003	2004	2005

Options available to be granted, beginning of year	1,534,200	2,048,300	1,585,800
Equity shares allocated for grant under the plan	—	10,000,000	—
Options granted	—	(10,993,000)	—
Options forfeited/lapsed	514,100	530,500	1,846,400

Options available to be granted, end of year	2,048,300	1,585,800	3,432,200

     Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2003			2004			2005
		Weighted			Weighted			Weighted
		Average			Average			Average
		Exercise			Exercise			Exercise
	Options	Price		Options	Price		Options	Price

Options outstanding, beginning of year	7,788,100	Rs.	189.48	6,602,900	Rs.	193.07	14,319,400	Rs.	325.42
Options granted	—		—	10,993,000		360.98	—		—
Options exercised	(671,100)		132.00	(2,746,000)		163.90	(2,159,500)		215.73
Options forfeited	(514,100)		218.48	(530,500)		251.07	(1,846,400)		345.01

Options outstanding, end of year	6,602,900	Rs.	193.07	14,319,400	Rs.	325.42	10,313,500	Rs.	344.88

Weighted average fair value of options granted during the year		Rs.	—		Rs.	374.10		Rs.	—

     Employees Welfare Trust
     The Bank established an Employees Welfare Trust (the “EWT”) in 1994 for the benefit of the Bank’s employees. The EWT borrowed funds from third parties and subscribed to an aggregate of 10,000,000 equity shares of the Bank at the same price available to other shareholders, and from time to time, also made open market purchases of shares. In pursuance of the EWT objectives, grants were allotted to employees, directors and advisors at prices designated by the trustees. The vesting period varies at the discretion of the trustees from grant to grant, but is generally between twelve and twenty four months.
     The Bank accounts for the equity shares of the Bank held by the EWT as treasury shares until transferred and reports the external borrowings of the EWT as borrowings of the Bank. Consequently, dividends paid to the EWT are eliminated, and the interest cost incurred by the EWT and stock based compensation are charged as an expense by the Bank. The Bank has recognized deferred stock based compensation on each grant as the difference between the closing price on The Stock Exchange, Mumbai and the applicable grant price. The Bank has recognized stock based compensation expense under this scheme of Rs. 125.9 million, Rs. 113.7 million and Rs. 213.9 million, for the years ended March 31, 2003, 2004 and 2005, respectively.
     During the year ended March 31, 2005 the trustees of the EWT sold remaining shares held by the EWT in the open market and repaid all loans outstanding. Additionally, all outstanding grants were exercised during this period by the grantees. The EWT does not expect to issue any further grants in the future.
     Activity in the grants available to be allotted under the EWT Plan is as follows:

	Years ended March 31,
	2003	2004	2005

Grants available to be allotted, beginning of year	1,244,775	1,250,775	276,775
Grants allotted	(15,000)	(974,000)	(4,700)
Grants sold in open market	—	—	(272,075)
Grants cancelled	21,000	—	—

Grants available to be allotted, end of year	1,250,775	276,775	—

     Activity in the allotted grants outstanding under the EWT Plan is as follows:

	As of March 31,
	2003			2004			2005
		Weighted			Weighted			Weighted
		Average			Average			Average
		Exercise			Exercise			Exercise
	Grants	Price		Grants	Price		Grants	Price

Grants allotted , beginning of year	1,097,000	Rs.	38.64	1,076,000	Rs.	38.64	1,670,500	Rs.	42.93
New grants	15,000		35.00	974,000		46.00	4,700		43.00
Grants exercised	(15,000)		35.00	(379,500)		38.64	(1,675,200)		42.60
Grants cancelled	(21,000)		38.64	—		—	—		—

Grants allotted, end of year	1,076,000	Rs.	38.64	1,670,500	Rs.	42.93	—	Rs.	—

Weighted average fair value of grants allotted during the year		Rs.	229.70		Rs.	299.25		Rs.	402.00

     The following summarizes information about stock options outstanding as of March 31, 2005:

		As of March 31, 2005
		Number of	Weighted	Weighted
		Shares Arising	Average	Average
Plan	Range of exercise price	out of Options	Remaining Life	Exercise price

Plan A	Rs.131.33 to Rs.226.96 (or US$3.0 to US$5.2 )	1,141,900	—	214.38
Plan B	Rs. 358.60 to Rs. 366.30 (or US$8.3 to US$8.4)	9,171,600	1.14	361.13
21. Share Capital
     In fiscal 2005, the Bank raised capital through an add-on offering of ADSs, which were listed on the New York Stock Exchange on January 21, 2005 at a price of US$39.26 per ADS. Each ADS represents three equity shares. The issue size was US$261 million plus a green shoe option of 15% (US$39 million), which was exercised. Net of issue expenses, the Bank received US$291 ( Rs. 12,747.6 million).
22. Retirement benefits
Gratuity
     In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15-days’ salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to a fund administered by trustees and managed by the Life Insurance Corporation of India (the “LIC”) in an amount determined by the LIC. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an annual actuarial valuation.
     The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2004 and March 31, 2005

	As of March 31,
	2004		2005		2005

	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	65.0	Rs.	103.1	US$	2.4
Service cost		16.7		14.2		0.3
Interest cost		4.7		7.4		0.2
Actuarial loss		21.1		24.1		0.6
Benefits paid		(4.4)		(6.1)		(0.1)

Projected benefit obligation, end of the period		103.1		142.7		3.4

Change in plan assets:
Fair value of plan assets, beginning of the period		30.9		53.0		1.2
Actual return on plan assets		2.9		4.5		0.1
Employer contributions		20.4		16.1		0.4
Benefits paid		(4.4)		(6.1)		(0.1)
Actuarial (loss) gain		3.2		(1.4)		—

Fair value of plan assets, end of the period		53.0		66.1		1.6

Accrued benefit	Rs.	(50.1)	Rs.	(76.6)	US$	(1.8)

     The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 30.0 million. The accumulated benefit obligation as of March 31, 2004 and 2005 was Rs. 49.6 million and Rs. 61.7 million, respectively.
     Net gratuity cost for the years ended March 31, 2003, 2004 and 2005 comprises the following components:

	Years ended March 31,
	2003		2004		2005		2005

	(In millions)
Service cost	Rs.	11.6	Rs.	16.7	Rs.	14.2	US$	0.3
Interest cost		3.0		4.7		7.4		0.2
Expected return on plan assets		(2.5)		(2.7)		(4.2)		(0.1)
Actuarial (gain) loss		(2.5)		14.6		26.7		0.6

Net gratuity cost	Rs.	9.6	Rs.	33.3	Rs.	44.1	US$	1.0

     The assumptions used in accounting for the gratuity plan are set out below:

	Years ended March 31,
	2003	2004	2005

	(%)
Discount rate	9.0	7.0	7.0
Rate of increase in compensation levels of covered employees	10.0	10.0	10.0
Rate of return on plan assets	8.0	6.5	6.5
     The following benefit payments, which reflect expected future service, are expected to be paid.

Years ending March 31,	Benefit Payments
	(In millions)

2006	Rs.	1.1
2007		2.8
2008		1.4
2009		9.2
2010		3.4
Superannuation
     Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director) to the LIC, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 16.6 million, Rs. 19.7 million and Rs. 25.0 million to the superannuation plan for the years ended March 31, 2003, 2004 and 2005.
Provident fund
     In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that for certain lower paid employees the bank contributes 8.33% of the employee’s salary to the pension scheme administered by the

Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 55.6 million, Rs. 71.1 million and Rs. 99.5 million to the provident fund for the years ended March 31, 2003, 2004 and 2005 respectively.
23. Financial instruments
     Foreign exchange and derivative contracts
     The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with interbank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.
     Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in rupees against another currency and exchange of notional principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.
     The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counter-parties. The extent of loss on account of a counter-party default will depend on the replacement value of the contract at the ongoing market rates.
     Fair values for off-balance sheet derivative financial instruments are based on quoted market prices, except in the case of certain options and currency swaps where pricing models are used.
     The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2003, March 31, 2004 and March 31, 2005 together with the fair values on each reporting date.

	As of March 31,
	2004				2005				2005

			Fair				Fair				Fair
	Notional		Value		Notional		Value		Notional		Value

	(In millions)
Interest rate swaps and forward rate agreements	Rs.	343,913.7	Rs.	(15.4)	Rs.	780,211.6	Rs.	(79.7)	US$	17,886.6	US$	(1.8)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors		439,917.0		503.3		571,445.0		731.2		13,100.5		16.8
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

     The fair values of guarantees and documentary credits are estimated based on the portion of unamortized fees currently charged for such contracts. Based on historical trends, the Bank has recognized a liability of Rs. 112.7 million and Rs. 162.8 million as of March 31, 2004 and March 31, 2005 respectively, in respect of guarantees issued or modified after December 31, 2002.
     Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2004		2005		2005

	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	7,497.0	Rs.	14,365.4	US$	329.3
Performance guarantees		8,916.8		9,954.4		228.2
Documentary credits		18,921.0		27,930.2		640.3

Total	Rs.	35,334.8	Rs.	52,250.0	US$	1,197.8

Estimated fair values:
Guarantees	Rs.	(98.4)	Rs.	(145.4)	US$	(3.3)
Documentary credits		(30.3)		(44.7)		(1.0)

Total	Rs.	(128.7)	Rs.	(190.1)	US$	(4.3)

     As part of its risk management activities, the Bank continuously monitors the credit worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss.
Loan sanction letters
     The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 65,247.5 million as of March 31, 2005. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans are disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.
24. Estimated fair value of financial instruments
     The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2004 and March 31, 2005. The estimated fair value amounts as of March 31, 2004 and March 31, 2005 have been measured as of the respective period ends, and have been not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
Financial instruments valued at carrying value:
     The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, short-term borrowings, acceptances, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

Trading securities:
     Trading securities are carried at fair value based on quoted market prices. For more information on the fair value of these securities, refer to Note 5.
Available for sale securities:
     Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. For more information on the fair value of these securities, refer to Note 6.
Held to maturity securities:
     Held to maturity securities are carried at amortized cost less other than temporary impairments, if any. Fair values of these securities were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. For more information on these securities, refer to Note 7.
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

     A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 23) is set out below:

	As of March 31,
	2004				2005

	Carrying		Estimated		Carrying		Estimated
	value		fair value		value		fair value

	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	33,010.4	Rs.	33,010.4	Rs.	37,575.8	Rs.	37,575.8
Term placements		3,565.2		3,721.0		8,699.6		8,530.0
Investments held to maturity		36,368.4		40,208.9		—		—
Investments held for trading		6,233.8		6,233.8		1,278.5		1,278.5
Investments available for sale		133,274.6		133,274.6		204,292.8		204,292.8
Securities purchased under agreements to resell		19,950.0		19,950.0		—		—
Loans		177,681.1		177,765.0		256,486.9		255,933.0
Accrued interest receivable		4,178.7		4,178.7		4,912.1		4,912.1
Financial Liabilities:
Interest-bearing deposits		215,710.8		214,715.3		257,237.9		257,819.6
Non-interest bearing deposits		88,351.2		88,351.2		106,304.6		106,304.6
Securities sold under repurchase agreements		—		—		—		—
Short-term borrowings		24,064.2		24,064.2		62,079.1		62,079.1
Accrued interest payable		4,165.4		4,165.4		5,843.0		5,843.0
Long-term debt		6,086.0		6,499.9		5,028.1		4,582.4
Accrued expenses and other liabilities		57,242.2		57,242.2		43,536.1		43,536.1
25. Segment Information
     The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in Note 2. Substantially all operations and assets are based in India.
     The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.
     The wholesale banking segment provides loans and transaction services to corporate customers. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.
     The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations.
     Effective fiscal 2004, the commercial vehicle loan division, which was formerly part of the wholesale division, has now been classified as part of retail banking in line with the change in segment focus for this product. Prior year amounts have been reclassified to conform with the current year classification.
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

     Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment. Income taxes for each segment have been allocated based on the effective rate applicable to the Bank, adjusted for specifically identifiable permanent differences relating to each segment.
     Summarized segment information for the years ended March 31, 2003, 2004 and 2005 is as follows:

	Years ended March 31,
	2003								2004								2005

	Retail		Wholesale		Treasury				Retail		Wholesale		Treasury				Retail		Wholesale		Treasury
	Banking		Banking		Services		Total		Banking		Banking		Services		Total		Banking		Banking		Services		Total

	(In millions)
Net interest revenue	Rs.	4,530.3	Rs.	2,155.0	Rs.	960.3	Rs.	7,645.6	Rs.	7,159.7	Rs.	5,112.3	Rs.	336.4	Rs.	12,608.4	Rs.	9,728.3	Rs.	5,658.7	Rs.	598.7	Rs.	15,985.7
Allowance for credit losses		122.7		618.8		—		741.5		918.5		1,424.9		—		2,343.4		2,925.4		122.8		—		3,048.2

Net interest revenue, after allowance for credit losses		4,407.6		1,536.2		960.3		6,904.1		6,241.2		3,687.4		336.4		10,265.0		6,802.9		5,535.9		598.7		12,937.5
Non-interest revenue		1,742.6		1,467.8		1,186.9		4,397.3		2,606.7		965.8		1,125.1		4,697.6		6,234.1		1,656.5		320.9		8,211.5
Non-interest expense		(4,350.4)		(1,182.1)		(525.4)		(6,057.9)		(6,250.0)		(1,521.5)		(597.8)		(8,369.3)		(8,889.3)		(1,823.7)		(700.9)		(11,413.9)

Income before income tax	Rs.	1,799.8	Rs.	1,821.9	Rs.	1,621.8	Rs.	5,243.5	Rs.	2,597.9	Rs.	3,131.7	Rs.	863.7	Rs.	6,593.3	Rs.	4,147.7	Rs.	5,368.7	Rs.	218.7	Rs.	9,735.1

Segment assets:
Segment average total assets	Rs.	79,682.3	Rs.	172.541.6	Rs.	28,289.5	Rs.	107,971.8	Rs.	142,643.0	Rs.	178,753.3	Rs.	42,907.2	Rs.	364,303.5	Rs.	197,121.9	Rs.	224,054.3	Rs.	26,076.1	Rs.	421,176.2

26. Commitments and contingent liabilities
     Commitments and contingent liabilities other than for off balance sheet financial instruments (see Note 23) are as follows:
Capital commitments
     The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2004 and March 31, 2005 aggregated Rs. 608.6 million and Rs. 497.5 million, respectively.
Contingencies
     The Bank is party to various legal and tax-related proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows.
27. Related party transactions
     The Bank’s principal related parties consist of its principal shareholder, HDFC Limited, and its affiliates as well as Atlas Documentary Facilitators Company Private Ltd, and its subsidiary in which members of the Bank’s management team and other employees own 50.5% of the equity interest. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank also makes loans at concessional rates to its employees. The Bank’s related party balances and transactions are summarized as follows:

     Balances payable to related parties are as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Balances in current account	Rs.	1,098.2	Rs.	141.2	US$	3.2
Balances in fixed deposits		293.6		272.1		6.2
Long-term debt		27.5		—		—
Accounts payable		13.6		73.8		1.7

Total	Rs.	1,432.9	Rs.	487.1	US$	11.1

     Balances receivable from related parties are as follows:

	Years ended March 31,
	2004		2005		2005

	(In millions)
Deposits to secure leased property	Rs.	22.9	Rs.	23.6	US$	0.5
Loans and overdrafts		11.6		2.5		0.1
Loans to officers and employees		835.3		935.2		21.4
Capital advances		2.3		—		—
Other deposits		46.8		46.1		1.1

Total	Rs.	918.9	Rs.	1,007.4	US$	23.1

     The Bank has retained HDFC Asset Management Company Ltd., an entity controlled by HDFC Limited, to invest its funds up to an amount approved by the board of directors, primarily in debt instruments. The amount of investments outstanding as of March 31, 2004 and March 31, 2005 was Rs. 3.3 billion and Rs. 3.0 billion, respectively. Purchases of fixed assets from related parties for the years ended March 31, 2004 and 2005 were Rs. 19.4 million and Rs. 38.6 million, respectively. The Bank has issued letters of credit and guarantees to Intelenet Global Services Limited, a former subsidiary of HDFC Limited. The amounts outstanding under these letters of credit and guarantees as of March 31, 2004 and March 31, 2005 were 93.1 million and Rs. 46.4 million, respectively.
     Included in the determination of net income are the following significant transactions with related parties:

	Years ended March 31,
	2003		2004		2005

	(In millions)
Service charges income	Rs.	29.9	Rs.	118.6	Rs.	438.8
Service charges expense		(13.9)		(19.3)		(31.3)
Outsourcing charges		(594.8)		(798.5)		(1,561.7)
Interest income		34.7		23.9		—
Rent and maintenance expense		(18.3)		(17.0)		(15.8)

Net expense incurred to related parties for service provided	Rs.	(562.4)	Rs.	(692.3)	Rs.	(1,170.0)

     Outsourcing charges consist mainly of payments made by the Bank to its affiliates for back office processing and direct sales support.

28. Regulatory Capital and Capital Adequacy
     The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position.
     The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31,
	2004		2005		2005

	(In millions)
Tier 1 capital	Rs.	22,297.0	Rs.	39,621.6	US$	908.3
Tier 2 capital		10,081.2		10,547.3		241.8

Total capital	Rs.	32,378.2	Rs.	50,168.9	US$	1,150.1

Total risk weighted assets and contingents	Rs.	277,738.2	Rs.	412,710.3	US$	9,461.5

Capital ratios of the Bank:
Tier 1		8.03%		9.60%		9.60%
Total capital		11.66%		12.16%		12.16%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%
Total capital		9.00%		9.00%		9.00%
Dividends
     Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. As of March 31, 2005, the amount available for distribution is Rs. 6,023.4 million. Dividends for the years ended March 31, 2003, 2004 and 2005 were Rs. 3.00, Rs. 3.50 and Rs. 4.50 per equity share, respectively.
29. Earnings per equity share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. None of the potential equity shares outstanding during the fiscal years ended March 31, 2003, 2004 and 2005 were anti-dilutive.

	As of March 31,
	2003	2004	2005

Weighted average number of equity shares used in computing basic earnings per equity share	279,596,510	281,856,152	290,145,339
Effect of potential equity shares for stock options outstanding	1,795,656	2,863,744	2,317,669

Weighted average number of equity shares used in computing diluted earnings per equity share	281,392,166	284,719,896	292,463,008

     For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

     The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS :

	Years ended March 31,
	2003		2004		2005

Basic earnings per share	Rs.	12.57	Rs.	16.87	Rs.	22.78
Effect of potential equity shares for stock options outstanding		0.06		0.17		0.18

Diluted earnings per share	Rs.	12.51	Rs.	16.70	Rs.	22.60

Basic earnings per ADS	Rs.	37.71	Rs.	50.61	Rs.	68.34
Effect of potential equity shares for stock options outstanding		0.18		0.51		0.54

Diluted earnings per ADS	Rs.	37.53	Rs.	50.10	Rs.	67.80

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Vinod G. Yennemadi

Name: Vinod G. Yennemadi

Title: Group Head — Finance,
Administration, Legal and Secretarial
Date: September 30, 2005

INDEX OF EXHIBITS

Exhibit No.
1	Certificate of Incorporation and Memorandum and Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)).
12.1	Certification by Managing Director required by Rule 13a-14(a).
12.2	Certification by Chief Financial Officer required by Rule 13a-14(a).
13	Certification by Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

     HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.