Form 20-F
period 2006-03-31
HDFC BANK LTD
filed 2006-10-02
CIK 1144967

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
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
313,142,408 Equity Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
     Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑       Accelerated filer ☐      Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☑ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No
September 29, 2006

CROSS REFERENCE SHEET

1
Form 20-F Item
Number	Item Caption	Location	Page
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates	5
		Risk Factors	29
		Selected Financial and Other Data	43

Item 4	Information on the Company	Business	8
		Selected Statistical Information	47
		Management’s Discussion and Analysis	62
		Principal Shareholders	97
		Related Party Transactions	98
		Supervision and Regulation	108

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis	62

Item 6	Directors, Senior Management and Employees	Business – Employees	27
		Management	82
		Principal Shareholders	97

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	97
		Related Party Transactions	98

Item 8	Financial Information	Financial Statements	F-1

Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	39

Item 10	Additional Information	Management	82
		Description of Equity Shares	41
		Taxation	101
		Supervision and Regulation	108
		Exchange Controls	122
		Restrictions on Foreign Ownership of Indian Securities	123
		Additional Information	124

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business — Risk Management	21
		Selected Statistical Information	47
		Notes to Financial Statements	F-7

Item 12	Description of Securities Other than Equity Securities	Not Applicable

1
Form 20-F Item
Number	Item Caption	Location	Page
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management— Controls and Procedures	91

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	92

Item 16B	Code of Ethics	Management— Code of Ethics	92

Item 16C	Principal Accountant Fees and Services	Management— Principal Accountant Fees and Services	92

Part III

Item 18	Financial Statements	Financial Statements	F-1
		Report of Independent Auditors	F-2
Item 19	Exhibits	Exhibits

EXCHANGE RATES
     In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India.
     Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this statement are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
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
     From 1980 until fiscal 2002, the rupee consistently depreciated against the dollar. In fiscal 2004 and 2005 the Indian rupee appreciated compared to fiscal 2003. The rupee’s appreciation was due to remittances from exporters and non-resident Indians, foreign direct investment and foreign institutional investor inflows, along with the weakening of the U.S. dollar against major currencies. However in 2006 the rupee has again shown a tendency to depreciate against the US dollar. This is mainly due to higher crude prices and increase of interest rates in the U.S. market.
     The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low

2002	48.83	47.81	48.91	46.58
2003	47.53	48.36	49.07	47.53
2004	43.40	45.78	47.46	43.40
2005	43.62	44.87	46.45	43.27
2006	44.48	44.17	46.26	43.05

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate for all days during the period.

     The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low

March	44.48	44.34	44.58	44.09
April	44.86	44.82	45.09	44.39
May	46.22	45.20	46.22	44.69
June	45.87	45.89	46.25	45.50
July	46.52	46.37	46.83	45.84
August	46.43	46.45	46.61	46.32
     Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. All translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 44.48 on March 31, 2006. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on September 29, 2006 was Rs. 45.95 per US$ 1.00.

FORWARD LOOKING STATEMENTS
     We have included statements in this report which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, cash flow projections and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
     In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions in India and the other countries which have an impact on our business activities or investments; the monetary and interest rate policies of the government of India; inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors”.

BUSINESS
Overview
     We are a leading private sector bank and financial services company in India. Our goal is to be the preferred provider of financial services to upper and middle income individuals and leading corporations in India. Our strategy is to provide a comprehensive range of financial products and services for our customers through multiple distribution channels, with high quality service and superior execution. We have three principal business activities: retail banking, wholesale banking and treasury operations.
     We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2006, we expanded our operations from 131 branches and 207 ATMs in 53 cities to 535 branches and 1323 ATMs in 228 cities. During the same five years, our customer base grew from 0.9 million customers to 9.6 million customers. As our geographical reach and market penetration have expanded, so too have our assets, which grew from Rs. 161.1 billion as of March 31, 2001 to Rs. 791.0 billion as of March 31, 2006. Our net income has increased from Rs. 2.1 billion for fiscal 2001 to Rs. 9.2 billion for fiscal 2006 at a compounded annual growth rate of 33.9%.
     Notwithstanding our pace of growth, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2006, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.4% of net customer assets. In addition, our net customer assets represented 72.7% of our deposits and customer deposits represented 70.5% of our total liabilities and shareholders equity. The average non-interest bearing current accounts and low-interest savings accounts represented 57.0% of total deposits for the year ended March 31, 2006. These low-cost deposits, which include the cash float associated with our transactional services, led to an average cost of funds excluding equity for the fiscal year ended March 31, 2006 of 3.4%, which we believe is one of the lowest of all banks in India.
     We are part of the HDFC group of companies founded by our parent, Housing Development Finance Corporation Limited (“HDFC Limited”), a public limited company established under the laws of India. HDFC Limited and its subsidiaries owned approximately 22.0% of our outstanding equity shares as of March 31, 2006.
     Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States is CT Corporation System, 111, 8th Avenue, New York, NY 10011
Our Competitive Strengths
     We attribute our growth and continuing success to the following competitive strengths:
We are a leader among Indian banks in our use of technology
     Since our inception, we have made substantial investments in our technology platform and systems. We have built multiple distribution channels, including an electronically linked branch network, automated telephone banking, internet banking and banking by mobile phone, to offer customers convenient access to our products. Our technology platform has also driven the development of innovative products and reduced our operating costs.
We deliver high quality service with superior execution
     Through intensive staff training and the use of our technology platform, we deliver efficient service with rapid response time. Our focus on knowledgeable and personalized service draws customers to our products and increases the loyalty of the existing customers.

We offer a wide range of products to our clients in order to service their banking needs.
     Whether in retail or wholesale banking, we consider ourselves a “one-stop shop” for our customers’ banking needs. Our broad array of products creates multiple cross-selling opportunities for us and improves our customer retention rates.
We have an experienced management team.
     Most of the members of our senior management team have been with us since inception. They have substantial experience in multinational banking and share our common vision of excellence in execution. We believe this team is well suited to leverage the competitive strengths we have already developed as well as to create new opportunities for our business.
Our Business Strategy
     Our business strategy emphasizes the following elements:
Increase our market share in India’s expanding banking and financial services industry
     In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths. We also aim to increase geographical and market penetration by expanding our branch and ATM network and increasing our efforts to cross-sell our products.
Maintain our current high standards for asset quality through disciplined credit risk management
     We have maintained high quality loan and investment portfolios through careful targeting of our customer base, a comprehensive risk assessment process and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 1.2% as of March 31, 2006 and our net non-performing assets amounted to 0.4% of net customer assets. We believe we can maintain our asset quality while still achieving growth.
Maintain a low cost of funds
     As of March 31, 2006, our average cost of funds excluding equity was 3.4%. We believe we can maintain this low-cost funding base by expanding our base of retail savings and current deposits and increasing the free float generated by transaction services such as cash management and stock exchange clearing.
Focus on high earnings growth with low volatility
     Our aggregate earnings have grown at a compound average rate of 33.9% per year during the five-year period ending March 31, 2006 and our basic earnings per share grew from Rs. 22.78 for fiscal 2005 to Rs. 29.45 for fiscal 2006. We intend to maintain our focus on earnings growth with low volatility through conservative risk management techniques and low cost funding. In addition, we intend not to rely heavily on revenue derived from trading so as to limit volatility.
Our Principal Business Activities

     Our principal banking activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

Year ended March 31,

	2004		2005		2006		2006

	(In millions, except percentage)

Retail banking	Rs.	8,847.9	Rs.	13,037.0	Rs.	23,293.2	75.1%
Wholesale banking		4,653.2		7,192.4		8,256.0	26.6
Treasury operations		1,461.5		919.6		(527.1)	(1.7)

Net revenue	Rs.	14,962.6	Rs.	21,149.0	Rs.	31,022.1	100.0%

Retail Banking
Overview
     We consider ourselves a one-stop shop for the financial needs of upper and middle-income individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. We offer high quality service and greater convenience by leveraging our technology platforms and multiple distribution channels. Our goal is to provide banking and financial services to our retail customers on an “any time, any where, any how” basis.
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
     As of March 31, 2006, we had 535 branches, including 23 extension counters, and 1,323 ATMs in 228 cities. We also provide telephone banking in 189 cities as well as internet and mobile banking. We plan to continue to expand our branch and ATM network as well as our other distribution channels.
Retail Loans and Other Asset Products
     We offer a wide range of retail loans, including loans for the purchase of automobiles, two wheelers and commercial vehicles, personal loans, loans against securities, and credit cards. Our retail loans were 57.2% of our gross loans as of March 31, 2006. Apart from our branches we use our ATM screens and the internet to promote our loan products and we employ additional sales methods depending on the type of products. Because there is no well-established credit bureau in India, we perform our own credit analyses of the borrowers and the value of the collateral. See “— Risk Management — Credit Risk — Retail Credit Risk”. We also buy mortgage and other asset backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain irrevocable instructions to debit the customer’s account directly for the making of payments.

     The following table shows the value and share of our retail credit products:

	As of March 31, 2006
						% of Total
	No. of Loans	Value				Value
	(In thousands)	(In millions)
Retail Loans:
Auto loan.(1)	117	Rs.	51,184.4	US$	1,150.8	18.7%
Commercial vehicles and construction equipment finance.(1)	64		43,613.2		980.5	15.9
Personal loans	282		47,775.6		1,074.1	17.5
Loans against securities	30		17,669.8		397.3	6.5
Two wheeler loans	651		19,661.2		442.0	7.2
Retail business banking	10		29,291.6		658.6	10.7
Credit cards.(2)	2,417		13,758.0		309.3	5.0
Other retail loans	149		6,347.6		142.7	2.3

Total retail loans	3,720		229,301.4		5,155.3	83.8

Mortgage backed securities (home loans)(3)			17,054.8		383.4	6.2
Asset backed securities (3)			27,126.1		609.9	10.0

Total retail assets		Rs.	273,482.3	US$	6,148.6	100.0%

(1)	Net of receivables securitized.

(2)	Number of cards in force.

(3)	Reflected at fair value.
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
Retail Business Banking
     We offer business loans, which we consider a retail product, to address the borrowing needs of the community of small businessmen near our bank branches by offering facilities such as credit lines, term loans for expansion/addition of facilities, discounting of credit card receivables, letters of credit, guarantees and other basic trade finance products and cash management services for their businesses. The lending is typically secured with current assets as well as immovable property and fixed assets in some cases.
Credit Cards
     We have offered titanium gold and silver VISA and MasterCard credit cards since December 2001 and have approximately 2.4 million cards in force as of March 31, 2006 as against 1.3 million as of March 31, 2005. This increase was possible due to focused and stepped up marketing efforts.
Other Retail Loans
     Such loans primarily include overdrafts against time deposits.
Mortgage- Backed Securities (Home Loans)
     In fiscal 2003 we entered the home loan business through an arrangement with HDFC Limited. Under this arrangement, we sell home loans provided by HDFC Limited, which approves and disburses the loans. The loans are booked in the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited offers us up to 70% of the fully disbursed home loans sourced under the arrangement through the issue of mortgage-backed pass-through certificates (“PTCs”). We purchase the mortgage backed PTCs at the underlying home loan yields less a fee paid to HDFC Limited for administration and servicing of the loans. A part of the home loans also qualifies for our directed lending requirement. We also invest in mortgage-backed securities of other originators. Most of these securities also qualify toward our directed lending obligations.
Asset-Backed Securities
     We invest in auto, two wheeler, commercial vehicle and other asset backed securities, represented by PTCs. These securities are normally credit enhanced and sometimes qualify for our directed lending requirements.

Sale/Transfer of Receivables
     The bank from time to time securitizes out its receivables to special purpose vehicles. In respect of certain transactions, we provide credit enhancements generally in the form of cash collaterals/guarantees/interest spreads and/or by subordination of cash flows to senior PTCs (Pass Through Certificates). The Bank also enters into sale transactions, which are similar to asset backed securitization transactions through the SPE route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. During fiscal 2005 and 2006, we securitized loans with carrying values of Rs. 48.0 billion and Rs. 19.9 billion, respectively. In respect of some of the PTCs, we provide options to the investors to sell them to us at predetermined dates and these options are exercisable at par. Principal outstanding on the puttable PTCs as of March 31, 2006 was Rs. 108.6 million. All such puttable PTCs are exercisable within a year and Rs. 21.2 million within two years.
Retail Deposit Products
     Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented 62.3% of our total deposits as of March 31, 2006. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2006

					% of	No of accounts
	Value ( in millions )				total	( in thousands )	% of total

Savings	Rs.	153,072.0	US$	3,441.4	44.1%	4,480.5	78.7%
Current		70,781.7		1,591.3	20.4	558.9	9.8
Time		123,489.8		2,776.3	35.5	651.9	11.5

Total	Rs.	347,343.5	US$	7,809.0	100.0%	5,691.3	100.0%

     Our individual retail account holders avail the benefits of a wide range of direct banking services, including debit and ATM cards, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:
▪	Savings accounts, which are demand deposits in checking accounts designed primarily for individuals and trusts. These accrue interest at a fixed rate set by the RBI (currently 3.5% per annum).

▪	Current accounts, which are non-interest-bearing checking accounts designed primarily for small businesses. Customers have a choice of regular and premium product offerings with different minimum average quarterly account balance requirements.

▪	Time deposits, which pay a fixed return over a predetermined time period.
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
Debit Cards
     Our international debit card allows our customers to purchase goods and make ATM transactions in India as well as abroad. Our debit cards may be used with more than 310,000 merchants and over 18,000 ATMs in India and more than 23 million merchants and 1.15 million ATMs worldwide. We were the first in India to issue international Visa Electron debit cards on a nationwide basis and currently issue both Visa Electron and MasterCard Maestro cards.

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
Investment Advice
     We offer our customers a broad range of investment advice including advice regarding the purchase of Indian debt, equity shares, and mutual funds. We provide our high net worth private banking customers with a personal investment advisor to consult them on their individual investment needs.
Bill Payment Services
     We offer our customers utility bill payment services for more than 77 leading utility companies including electricity, telephone, mobile phone and leading internet service providers. Customers can also review and access their bill details through our direct banking channels. This service is valuable to customers because utility bills must otherwise be paid in person in India. Although other banks offer this service, we believe we are one of the few banks to offer it through multiple distribution channels — ATMs, telephone banking, internet banking and mobile telephone banking.
Corporate Salary Accounts
     We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts, and offer them preferred services, such as preferential loan rates, and in some cases lower minimum balance requirements. As of March 31, 2006, these accounts constituted approximately 48% of our total savings accounts by number and approximately 34% of our retail savings deposits by value.
Non-Resident Indian Services
     Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 37.2 billion as of March 31, 2006,

Customers and Marketing
     Our target market for our retail services comprises upper and middle-income persons and high net worth customers. We also target small businesses, trusts and non-profit corporations. As of March 31, 2006, 3.5% of our retail customers contributed approximately 44% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.
     Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package, and by cross-selling our retail products to customers we obtain through our capital markets transactional services. We also market our auto loan and two wheeler loan products through joint efforts with relevant manufacturers and distributors.
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
     For our commercial banking products, we generally target the top end of the Indian corporate sector, including companies that are part of the large private sector business houses, large public sector enterprises and multinational corporations, as well as leading small and mid-sized businesses. We also target suppliers and distributors of top-end corporations as part of a supply chain initiative for both our commercial banking products and transactional services whereby we provide credit facilities to these suppliers and distributors and thereby establish relationships with them. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.
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

Commercial Banking Products
Commercial Loan Products and Credit Substitutes
     Our principal financing products are working capital facilities and term loans. Working capital facilities consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short and medium term loans. More than 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar. All of our commercial loans have been made to customers in India.
     We also purchase credit substitutes, which are typically comprised of commercial paper, short-term debentures and preference shares issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and we bear the same customer risk as we do for loans extended to these customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. Our credit substitutes have declined over the last three years primarily as a result of new RBI and Securities and Exchange Board of India (“SEBI”) regulations that require the listing and rating of corporate paper, securities and limit our investments in unlisted credit substitutes, making loans more attractive for our corporate customers.
     The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify cash credit facilities and bill discounting as working capital loans, and commercial paper, debentures and preference shares as credit substitutes (which in turn are classified as investments).

	As of March 31,
	2004		2005		2006		2006

			(In millions)
Gross commercial loans:
Working capital	Rs.	54,104.5	Rs.	72,397.6	Rs.	78,693.4	US$	1,769.2
Term loans		53,819.3		76,861.8		92,932.8		2,089.2

Total commercial loans	Rs.	107,923.8	Rs.	149,259.4	Rs.	171,626.2	US$	3,858.4

Credit substitutes:
Commercial paper	Rs.	906.7	Rs.	1,297.3	Rs.	—	US$	—
Non-convertible debentures		14,852.0		12,018.7		9,308.1		209.3

Preference shares		799.2		564.9		443.2		9.9

Total credit substitutes	Rs.	16,557.9	Rs.	13,880.9	Rs.	9,751.3	US$	219.2

Customer assets	Rs.	124,481.7	Rs.	163,140.3	Rs.	181,377.5	US$	4,077.6

     While we generally lend on a cash-flow basis, we also require collateral from the majority of our borrowers. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “— Risk Management — Credit Risk — Wholesale Credit Risk”.
     We price our loans based on a combination of our own cost of funds, market rates and our rating of the customer. An individual loan is priced on a fixed or floating rate based on a margin that depends on the credit assessment of the borrower.

     The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation — Regulations Relating to Making Loans — Directed Lending”.
Bill Collection, Documentary Credits and Guarantees
     We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed of our bill collection, documentary credits and bank guarantees:

	As of March 31,				As of March 31,
	2004		2005		2006		2006
	(In millions)

Bill collection	Rs.	172,623.6	Rs.	359,609.0	Rs.	381,657.9	US$	8,580.4
Documentary credits		44,030.0		56,702.9		46,106.1		1,036.6
Bank guarantees		15,197.0		14,518.2		21,949.0		493.5

Total	Rs.	231,850.6	Rs.	430,830.1	Rs.	449,713.0	US$	10,110.5

     Bill collection. We provide bill collection services for our corporate clients in which we collect bills on behalf of a corporate client from the bank of our client’s customer. We do not advance funds to our client until receipt of payment.
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
Precious Metals
     We are in the business of importing gold and silver bullion to leverage our distribution and servicing strengths and cater to the domestic bullion trader segment. We generally import bullion on a consignment basis so as to minimize price risk.
Wholesale Deposit Products
     As of March 31, 2006, we had wholesale deposits totaling Rs. 210.0 billion, which represented 37.7% of our total deposits and 26.5% of our total liabilities, including shareholders’ equity. We offer both non-interest-bearing current accounts and time deposits. As per RBI regulations, we cannot pay interest for periods of less than seven days. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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
     Our primary cash management service is check collection and payment. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we can effectively provide nationwide collection and disbursement systems for our corporate clients. This is especially important because there is no nationwide payment system in India, and checks must generally be returned to the city from which written in order to be cleared. Because of mail delivery delays and the variations in city-based inter-bank clearing practices, check collections can be slow and unpredictable, and can lead to uncertainty and inefficiencies in cash management. We believe we have a strong position in this area relative to most other participants in this market. Although the public sector banks have extensive branch networks, most of their branches typically are still not electronically linked. The foreign banks are also restricted in their ability to expand their branch network.
     As of March 31, 2006 over 5,000 wholesale banking clients used our cash management services. These clients include leading Indian private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.
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
     The RBI has introduced a new inter-bank settlement system called the Real Time Gross Settlement (“RTGS”) system. The system facilitates real time settlements primarily between banks, initially in select locations. This system is currently not fully operational. See “Risk Factors — Risks Relating to Our Business — We could be adversely affected by the development of a nationwide inter-bank settlement system”.
Clearing Bank Services for Stock and Commodity Exchanges
     We serve as a cash-clearing bank for major stock exchanges in India, including the National Stock Exchange and The Stock Exchange, Mumbai. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and to make payments to these institutions. We make payments once the broker or custodian deposits the funds with us. In addition to benefiting from the cash float, which enables us to reduce our cost of funds, in certain cases we also earn commission on such services.
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
Correspondent Banking Services
     We act as a correspondent bank for cooperative banks, cooperative society and foreign banks. We provide cash management services, funds transfers and services such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which enables us to reduce our cost of funds.
     We are well positioned to offer this service to cooperative banks and foreign banks in light of the structure of the Indian banking industry and our position within it. Cooperative banks are generally restricted to a particular state, and foreign banks have limited branch networks. The customers of these banks frequently need services in other areas of the country that their own banks cannot provide. Because of our technology platforms, geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers. By contrast, although the public sector banks have extensive branch networks and also provide correspondent banking services, most of them have not yet created electronically connected networks and their branches typically operate independently of one another.
Tax Collections
     In April 2001, we were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2006, we collected more than Rs. 234 billion of direct taxes for the government of India. We have also been appointed to collect sales, excise and other indirect taxes within certain jurisdictions in India. In fiscal 2006 we collected more than Rs. 24 billion of indirect taxes for the government of India. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.
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
Foreign Exchange
     We trade spot and forward foreign exchange contracts, primarily with maturities of up to three years with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We believe we are a market maker in the dollar-rupee segments. Although spreads are very narrow, our total volume of trading is significant with US$ 142.9 billion in foreign exchange traded in fiscal 2006.
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
Domestic Money Market and Debt Securities Desk
     Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements. These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian government securities. See also “Supervision and Regulation — Legal Reserve Requirements”. Our local currency desk primarily trades Indian government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.
Equities Market
     We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2006, we had an internal approved limit of Rs. 300 million for secondary market purchases and Rs. 100 million for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2006 was approximately Rs. 120 million. We set limits on the amount invested in any individual company as well as stop-loss limits.
Distribution Channels
     We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.
Branch Network
     As of March 31, 2006, we had an aggregate of 535 branches, including 23 extension counters. Our branch network covers 228 cities in India, with 171 branches concentrated in the four largest cities, Mumbai, Delhi, Chennai and Kolkata (Calcutta). We centralize our processing of transactions and back office operations in Mumbai and Chennai. This structure enables the branch staff to focus on customer service and selling our products. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.
     Almost all of our branches focus exclusively on providing retail services and products, though a few also provide wholesale services. The range of products and services available at each branch depends in part on the size and location of the branch. Our extension counters are small offices, primarily within office buildings, that provide specific commercial and retail banking services.
Automated Teller Machines
     As of March 31, 2006, we had a total of 1,323 ATMs, of which 651 were located at our branches or extension counters and 672 were located off-site, including at large residential developments, or on major roads in metropolitan areas.

     Customers can use our ATMs for a variety of functions including withdrawing cash, monitoring bank balances and, at most of our ATMs, ordering demand drafts and paying utility bills. Customers can access their accounts from any of our ATMs. Our ATM cards cannot be used in non-HDFC Bank ATMs, although our debit cards can be. ATM cards issued by other banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction.
Telephone Banking Call Centers
     We provide telephone banking services to our customers in 189 cities. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, inquire as to balances and order stop payments. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.
Internet Banking
     Through our “Net Banking” channel, customers can access account information, track transactions, transfer funds between accounts and to third parties who maintain accounts with us, make fixed deposits, pay bills, request stop payments and make demand draft requests. We encourage use of our internet banking service by offering some key services for free or at a lower cost.
Mobile Telephone Banking
     We launched mobile telephone banking services in January 2000, making us the first bank to do so in India. Customers in over a 150 locations are eligible to sign up for mobile telephone banking, which allows them to access their accounts on their mobile telephone screens and to conduct a variety of banking transactions including balance inquiries, stop payment orders and utility bill payments.
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
Wholesale Credit Risk
     For our commercial banking products, we generally target the top end of the Indian corporate sector, including companies that are part of the large private sector business houses, large public sector enterprises, and multinational corporations and leading small and mid-sized businesses. As a result, our wholesale lending is generally concentrated among highly rated customers. In addition to market targeting, the principal means of managing credit risk is the credit approval process. We have policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For our wholesale clients, we have a risk grading system that is applied to each corporate counterparty on an annual basis and in some cases quarterly, basis. We also have limits for funded exposure to individual industries. In addition, we have limits for exposure to borrowers and groups of borrowers for funded and non-funded exposures. Our credit risk policies for loans also apply to credit substitutes. We also have a review process that ensures the proper level of review and approval depending on the size of the facility and risk grading of the credit.
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
     We are subject to RBI policies that limit our exposure to particular counter-parties and with respect to particular instruments. The RBI provides that without prior approval not more than 15% of our capital funds (as defined by RBI and calculated under Indian GAAP) may be extended as credit exposure to an individual borrower, and not more than 40% of our capital funds may be extended as credit exposure to a group of companies under the same management. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and 10% in respect of group borrowers. The RBI has stated that banks may, in exceptional circumstances and with the approval of their boards of directors, consider enhancement of the exposure to a borrower by a further 5% of the capital funds. See “Supervision and Regulation — Credit Exposure Limits”. During the fiscal 2006, the bank’s credit exposures to single borrowers and group borrowers were within the limits prescribed by Reserve Bank of India except in case of National Bank for Agricultural and Rural Development (“NABARD”), where the single borrower limits were exceeded. The Board of Directors of the Bank approved the excess over the prudential limits subject to a ceiling of 20% of capital funds. At March 31, 2006, the book value of outstanding exposure to NABARD was within the board approved limit of 20% of capital funds.
     The RBI prohibits loans to companies with which we have any directors in common. The RBI also requires that a portion of our lending activities be “directed” to specific priority sectors. See “Supervision and Regulation — Regulations Relating to Making Loans — Directed Lending”.
     We follow a policy of portfolio diversification by industry. As of March 31, 2006, our funded exposures in any single industry did not exceed 12% of our total funded exposures.
     While we make our lending decisions largely on a cash-flow basis, we also take collateral for a large number of our loans. Our short and medium-term loans are typically secured by a first charge over inventory and receivables, and in some cases are further supported by a second charge over fixed assets. Longer term loans are usually secured by a charge over fixed assets. For some loans, we also require guarantees or letters of support from corporate parents. We generally do not make project loans or loans to property developers, although we may take a charge over real property as part of the security for a loan to a corporate borrower. Although we take collateral, we may not always be able to realize its value in a default situation. See “Risk Factors — Risks Relating to Our Business — We may be unable to foreclose on our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security”.
     Our credit approval process for wholesale loans requires three officers to approve the credit. Although the particular level of approval varies depending on the size of the loan and the borrower risk grading, no wholesale loan can be made without all three approvals. All working capital loans are subject to review at annual or shorter intervals.
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
Retail Credit Risk
     Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in each retail loan category. Because of the nature of retail banking, our credit policies are based primarily on statistical analyses of risks with respect to different products and types of customers. We monitor our own and industry experience to determine and periodically revise product terms and desired customer profiles. We then verify that an individual customer meets our lending criteria. Our retail loans are generally either secured or made against direct debit instructions or delivery of post-dated checks to cover all payments. It is a criminal offense in India to issue a bad check. In the case of most automobile and other vehicle loans as well as unsecured personal loans, we require that the borrower provide post-dated checks for a certain number of payments on the loan at the time the loan is made. Automobile and commercial vehicle loans, two wheeler loans and other vehicle loans, as well as loans against securities are all secured loans. We will generally lend up to 60% of the market value of securities in the case of loans against equity shares, 90% of the value of the automobile in case of automobile loans and 85% of the value of the two-wheeler in the case of two-wheeler loans.
Foreign Exchange, Derivatives and Trading Activities
     The credit risk of our foreign exchange and derivative transactions is managed the same way as we manage our wholesale lending risk. We apply our risk grading system to our corporate counterparties and set individual counterparty limits. With respect to debt securities, we primarily trade government of India securities for our own account.
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
Asset Liability Management
     We generally fund our core customer assets, consisting of loans and credit substitutes, with our core customer liabilities, consisting principally of deposits. We also borrow in the short-term inter-bank market. We use the majority of our funds to make loans or purchase securities. Most of our liabilities and assets are short and medium term.
     We maintain a substantial portfolio of liquid, high-quality Indian government securities. We prepare regular maturity gap analyses to review our liquidity position, and must submit a monthly analysis to the RBI.
     We measure our exposure to fluctuations in interest rates primarily by way of a gap analysis. We classify all rate sensitive assets and liabilities into various time period categories according to contracted residual maturities or anticipated repricing dates, whichever is earlier. The difference in the amount of assets and liabilities maturing or being repriced in any time period category gives us an indication of the extent to which we are exposed to the risk of potential changes in the margins on new or repriced assets and liabilities. We place limits on the gap between the assets and liabilities that may be reset in any particular period.
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
Operational Risk
     Operational risks are risks arising from matters such as non-adherence to systems and procedures or from frauds resulting in financial or reputation loss. Our Internal Audit and Compliance Department plays an essential role in monitoring and limiting our operational risk. The primary focus of the Audit Department is:
▪	to independently evaluate the adequacy of all internal controls;

▪	to ensure adherence to the operating guidelines, including regulatory and legal requirements; and

▪	to recommend operation process improvements.

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
     During the year, the Reserve Bank of India (RBI) had undertaken special scrutiny of certain customer accounts based on which it imposed penalties on the Bank aggregating to Rs. 3.0 million under the provisions of the Banking Regulation Act, 1949. The said penalties were imposed mainly for not displaying prudence in the opening and monitoring operations of certain deposit and depositary accounts in relation to know your customer (KYC) and certain other extant guidelines of the Reserve Bank of India. We submit that we had followed documentation and related requirements as specified in guidelines issued by RBI from time to time in opening and monitoring the operations of the accounts. It appears that the in the said cases the customers planned and executed an ingenious way to beat the system for personal gains resulting in the Bank failing to meet the spirit of the KYC guidelines. Although our processes/systems did throw up these deviant transactions, they passed through because of lack of prudence and negligence on the part of certain employees managing these processes. We have taken stern action against these employees. In the light of the aforesaid experiences, we have further tightened certain internal control processes and have instituted additional measures to ensure strict adherence to Know Your Customer / Anti Money Laundering norms.
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
Employees
     Our number of employees increased from 9,030 as of March 31, 2005 to 14,878 as of March 31, 2006, primarily as a result of the expansion of our branch network, an increase in the territories we cover and substantial growth in our retail business, particularly in the credit card market. Almost all our employees are located in India. Approximately 9.8% of our employees were managers or senior managers, and 2.2% were assistant vice presidents, vice presidents or group heads. More than 99% of our employees have university degrees.
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
     Close to the corporate headquarters is the administrative center at Kamala Mills Compound in Lower Parel, Mumbai. We own our 120,000 square foot operations, training and information technology centers in Chandivili, Mumbai. As of March 31,2006, we had a network consisting of 535 branches, including 23 extension counters, and 1,323 ATMs, including 672 at non-branch locations. These facilities are located throughout India. Nineteen of these branches are located on properties owned by us; the remaining facilities are located on leased properties. The net book value of all our owned properties, including branches, administrative offices and residential premises as of March 31, 2006 was Rs. 2.6 billion.
Legal Proceedings
     We are involved in a number of legal proceedings in the ordinary course of our business. However, we are currently not a party to any proceedings which, if adversely determined, might have a material adverse effect on our financial condition or results of operations.

RISK FACTORS
     ADS holder should carefully consider the following risk factors as well as the other information contained in this report in evaluating us and our business.
Risks Relating to Our Business
If we are unable to manage our rapid growth, our business could be adversely affected.
     Our asset growth rate has been significantly higher than the Indian GDP growth rate as well as the growth rate in the Indian banking industry over the last five fiscal years. For example, our total assets in the three year period ended March 31, 2006 grew at a compounded annual growth rate of 36.4%. Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls such as,
▪	recruiting, training and retaining sufficient skilled personnel;

▪	upgrading and expanding our technology platform;

▪	developing and improving our products and delivery channels;

▪	preserving our asset quality as our geographical presence increases and customer profile changes; and

▪	maintaining high levels of customer satisfaction.
     An inability to manage our growth effectively could have a material adverse effect on our business and our future financial performance.
Our business is vulnerable to volatility in interest rates.
     Our results of operations depend to a great extent on our net interest revenue. During the fiscal year ended March 31, 2006, net interest revenue after allowances for credit losses represented 60.8% of our net revenue. Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect investment values. This difference could result in an increase in interest expense relative to interest revenue, leading to a reduction in our net interest revenue and net interest margin. In addition, a rise in interest rates could negatively affect demand for our retail loans and other products.
     Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the RBI, deregulation of the financial sector in India, domestic and international economic and political conditions and other factors. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. Yields on the Indian government’s ten-year bonds were 5.2%, 6.7% and 7.5% as of March 31, 2004, March 31, 2005 and March 31, 2006, respectively.
If the level of non-performing loans in our portfolio increases, then our business could suffer.
     Our gross non-performing loans and impaired credit substitutes represented 1.2% of our gross customer assets as of March 31, 2006. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.4% of our net customer assets portfolio as of March 31, 2006. As of March 31, 2006, we had provided for 118.2% of our total non-performing loans. We cannot assure ADS holder that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a relatively young bank and we have not experienced a significant and prolonged downturn in the economy.
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
     We calculate customer and industry exposure in accordance with the policies established by Indian GAAP and the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds and equity shares). As of March 31, 2006, our ten largest customer exposures totaled approximately Rs. 53.37 billion, representing approximately 78% of our capital funds valuation as per RBI guidelines based on Indian GAAP figures, and none of these were classified as non-performing. Our largest single customer exposure as of that date was Rs. 11.99 billion, representing approximately 17.4% of the capital funds as on March 31, 2006 based on Indian GAAP figures. However, if any of our ten largest customer exposures of the bank were to become non-performing, the quality of our portfolio and our business could be adversely affected.
     We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2006, our largest industry concentrations were as follows: automotive manufacturing (8.8%), transportation (8.0%), housing finance (3.8%), retail traders (3.1%) and engineering (2.8%). In addition, as of that date, approximately 39.0% of the concentration of our exposure was retail (except where otherwise included in the above classification). As of that date, our total non-performing loans and investments were concentrated in the following industries: automobiles (19.6%), transportation (7.1%), textiles (6.4%) and electronics (4.6%).
     In addition we have funded exposures to several state sponsored financial institutions primarily to meet directed lending requirements as of March 31, 2006. This exposure represented 6.5% of our total funded exposures. If these institutions experienced financial difficulties, as a result of difficulties in the sectors to which they lend (such as agriculture) or otherwise, our business could also be adversely affected.
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
     In addition, the RBI has set forth guidelines on corporate debt restructuring. The guidelines envisage that for debt amounts of Rs. 100 million and above, 60% of the creditors by number in addition to support of 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 25% or less of the debt of a borrower, we could be forced to agree to a long-drawn restructuring of debt, in preference to foreclosure of security or a one-time settlement, which has generally been our practice.
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
     The RBI requires a minimum capital adequacy ratio of 9% to our total risk-weighted assets. We must maintain this minimum capital adequacy level to support our continuous growth. Our capital adequacy ratio was 11.4% on March 31, 2006. The implementation of the Basel II capital adequacy standards could also result in a decline in our capital adequacy ratio. Our ability to support and grow our business could be limited by a declining capital adequacy ratio if we are unable to or have difficulty accessing the capital markets.
Material changes in Indian banking regulations could harm our business.
     We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas. For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations such as those affecting the extent to which we can engage in specific businesses or those affecting foreign investment in the banking industry, as well as changes in other governmental policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. We cannot assure ADS holders that laws and regulations governing the banking sector will not change in the future or that any changes will not adversely affect our business, our future financial performance and the price of our equity shares and ADSs.
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
We could be adversely affected by the development of a nationwide inter-bank settlement system.
     Currently, there is no nationwide payment system in India, and checks must generally be returned to the city from which written in order to be cleared. Because of mail delivery delays and the variation in city-based inter-bank clearing practices, check collections can be slow and unpredictable. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we effectively provide a nationwide collection and disbursement system for our corporate clients. We enjoy cash float and earn fees from these services. The RBI has recently introduced a new inter-bank settlement system called the Real Time Gross Settlement (“RTGS”) system. The system facilitates real time settlements primarily between banks, in select locations. This system is currently not fully operational. Once fully operational, this system could have an adverse impact on the cash float and fees we have enjoyed from some of our cash management services and therefore could adversely affect our future financial performance and the price of our equity shares and ADSs.
Because of our many transactions with stock market participants, our business could suffer if there is a prolonged or significant downturn on the Indian stock exchanges.
     We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares and initial public offering finance for retail customers, stock exchange clearing services and depositary accounts. As of March 31, 2006, our capital market exposure was Rs. 15.9 billion that primarily included investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers. At 6.12% of advances (computed as per the RBI norms) this was within the ceiling approved by the RBI. As a result of our exposure to this industry, a significant or prolonged downturn on the Indian stock exchanges could have a material adverse effect on our business and cause the price of equity shares and ADSs to go down. Our capital market exposure including that of our subsidiaries whose financials we have consolidated is Rs. 16.3 billion.
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
     In addition, both our centralized data center and our back-up systems are separately located in the greater Mumbai area. In the event of a regional disaster such as an earthquake, it is possible that both systems could be simultaneously damaged or destroyed. Although we have established a remote disaster recovery site at Bangalore that replicates our network and certain applications currently based in Mumbai, and believe that we will be able to retrieve critical applications within an optimal time frame, it would still take some time to make the system fully operational.
HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions.
     Housing Development Finance Corporation Limited (“HDFC Limited”) and its subsidiaries owned 22.0% of our equity as of March 31, 2006. So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate the two directors who are not required to retire by rotation to our board, including the Chairman and our Managing Director, subject to RBI approval. Accordingly, HDFC Limited may be able to exercise substantial control over our board and over matters subject to a shareholder vote.
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
     The RBI has issued guidelines concerning ownership in private sector banks. The guidelines state that no entity or group of related entities will be permitted to own or control, directly or indirectly, more than 10% of the paid up capital of a private sector bank without RBI approval. The implementation of such a restriction will discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to stockholders. Further RBI’s approval is required before we can register the transfer of 5% or more of our shares (paid up capital) to an individual or group.

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
If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.
     Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”) requires us to include in our Annual Report on Form 20-F management’s assessment of the effectiveness of our internal controls over financial reporting, together with an attestation report from our auditors. Section 404 applies to us as of March 31, 2007. We have recently begun a formal process for the purposes of compliance with Section 404 and although we expect to complete this in a timely manner, there is no assurance we will be able to do so.
A change in U.S. GAAP accounting standards for employee stock options is likely to have an adverse impact on our net income.
     In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, which eliminates the ability to account for share-based compensation transactions using the intrinsic value approach, which we currently use, and requires instead that such transactions be accounted for using a fair-value based method. Application of SFAS 123(R) is likely to reduce our net income from what we would otherwise report using the intrinsic value approach. We are required to apply SFAS 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP after June 15, 2006. In applying the standard, we can elect to follow either a prospective method or a retrospective method under which we would restate our previously issued financial statements. We have since elected to follow prospective method in implementing SFAS 123(R). If we were to adopt the standard using the retrospective method, our net income would have been Rs. 900.9 million less than reported in the year ended March 31, 2005 and Rs. 1,229.9 million less than reported in the year ended March 31,2006. See also “Management’s Discussion and Analysis — New Accounting Pronouncements — Share-Based Payments” and Note 2(q) to our audited financial statements included elsewhere herein.
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
     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2004, has announced policies and taken initiatives that support the economic liberalization policies that have been pursued by previous central governments. However, we cannot assure ADS holder that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Any significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.
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
We need to take prior RBI approval for opening new branches to increase our infrastructure and expand our reach into different geographical segments. Delay in getting approval for branches could have a negative impact on our future financial performance.
     The RBI introduced a liberalized branch licensing policy in September 2005. We have applied for branches under the said policy. Till date we have not received any approvals for the same. However, RBI has advised us that the same is under review. Any prolonged delay on the receipt of such documents could adversely affect our future financial performance.

Risks Relating to the ADSs and Equity Shares
Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares, a situation which may not continue.
     Historically, our ADSs have traded on the New York Stock Exchange at a substantial premium to the trading prices of our underlying equity shares on the Indian stock exchanges. Please see “Price Range of Our American Depositary Shares and Equity Shares” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. No assurances can be made that the historical premium enjoyed by ADSs compared to equity shares will not be reduced or eliminated.
ADS holder will not be able to vote.
     Investors in ADSs will have no voting rights, unlike holders of the equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If ADS holders wish, they may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares they obtain upon withdrawal. However, this withdrawal process may be subject to delays and ADS holder may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities”.
ADS holder’s ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.
     India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADS depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities”.
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
     The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. The BSE Sensex, which is an index composed of 30 of the largest and most actively traded stocks on the Bombay Stock Exchange has been very volatile for the last few months. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Although the price of our stock has not been as volatile as the markets generally, future fluctuations could have a material adverse affect on the price of our equity shares and ADSs.
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
ADS holder may be unable to exercise preemptive rights available to other shareholders.
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
Because the equity shares underlying our ADSs are quoted in rupees in India, ADS holder may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.
     Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of ADS holder’s investment in our ADSs. Specifically, if the relative value of the Indian rupee to the U.S. dollar declines, as it generally has over the past several years, each of the following values will also decline:
▪	the U.S. dollar equivalent of the Indian rupee trading price of our equity shares in India and, indirectly, the U.S. dollar trading price of our ADSs in the United States;

▪	the U.S. dollar equivalent of the proceeds that ADS holder would receive upon the sale in India of any equity shares that ADS holder withdraw from the depositary; and

▪	the U.S. dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by our ADSs.
Financial instability in other countries, particularly emerging market countries, could disrupt our business and affect the price of our equity shares and ADSs.
     Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our business, our future financial performance, our shareholders’ equity and the price of our equity shares and ADSs.
ADS holder may not be able to enforce a judgment of a foreign court against us.
     We are a limited liability company incorporated under the laws of India. All but one of our directors and executive officers and some of the experts named in this report are residents of India and almost all of our assets and the assets of these persons are located in India. It may not be possible for investors in our ADSs to effect service of process outside India upon us or our directors and executive officers and experts named in the report that are residents of India or to enforce judgments obtained against us or these persons in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.
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
Trading Prices of Our ADSs on the New York Stock Exchange
     The following table shows:
▪	the reported high and low prices for our ADSs in U.S. dollars on the New York Stock Exchange; and

▪	the average daily trading volume for our ADSs on the New York Stock Exchange.

					Average daily ADS
	Price per ADS				trading volume

	High		Low		(Number of ADSs)

Fiscal
2003	US$	16.3	US$	11.9	42,778
2004		34.9		15.4	68,228
2005
First Quarter		33.1		19.6	103,313
Second Quarter		34.0		25.7	37,966
Third Quarter		45.9		30.5	88,325
Fourth Quarter		50.0		38.8	194,834
2006
First Quarter		48.5		40.0	127,761
Second Quarter		53.0		45.3	142,473
Third Quarter		54.8		42.0	205,373
Fourth Quarter		59.7		51.2	193,353
Most Recent Six Months
March 2006		55.8		52.4	170,182
April 2006		62.5		54.9	221,937
May 2006		63.6		51.6	247,445
June 2006		55.8		43.0	368,386
July 2006		55.0		47.3	206,525
August 2006		58.0		52.4	123,052

Trading Prices of Our Equity Shares on the National Stock Exchange
     The following table shows:
▪	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

▪	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

▪	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per				Price per				Average daily
	equity share				equity share				equity share
	High		Low		High		Low		trading volume

Fiscal Year
2002	Rs.	255.0	Rs.	184.1	US$	5.7	US$	4.1	85,109
2003		256.0		186.0		5.8		4.2	94,016
2004		406.8		231.0		9.1		5.2	294,090
2005
First Quarter		400.0		256.2		9.0		5.8	250,044
Second Quarter		416.7		341.1		9.4		7.7	338,098
Third Quarter		530.0		396.2		11.9		8.9	346,242
Fourth Quarter		628.6		475.1		14.1		10.7	366,794
2006
First Quarter		643.0		448.0		14.5		10.1	262,870
Second Quarter		765.0		537.9		17.2		12.1	438,678
Third Quarter		748.5		603.0		16.8		13.6	465,565
Fourth Quarter		812.0		680.0		18.3		15.3	526,244
Most Recent Six Months
March		812.0		721.0		18.3		16.2	542,918
April		865.0		740.9		19.4		16.7	555,505
May		895.0		710.0		20.1		16.0	571,663
June		814.8		615.2		18.3		13.8	481,029
July		816.0		680.0		18.3		15.3	388,205
August		870.0		764.1		19.6		17.2	278,540
     The closing price for our equity shares on the National Stock Exchange was Rs. 925.4 (US$ 20.8) per share on September 29, 2006.
     As of March 31, 2006 there were 184,168 holders of record of our equity shares, excluding ADSs, of which 44 had registered addresses in the United States and held an aggregate of 37,097 of our equity shares.

DESCRIPTION OF EQUITY SHARES
     We incorporate by reference the information disclosed under “Description of Equity Shares” in our registration statement on Form F-3 filed on January 21, 2005 (File No 333-121096).

DIVIDEND POLICY
     We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share				Total amount of dividends paid(1)
					(in millions)
Relating to Fiscal Year
2002	Rs.	2.50	US$	0.056	Rs.	703.4	US$	15.8
2003		3.00		0.067		850.5		19.1
2004		3.50		0.079		1,000.5		22.5
2005		4.50		0.101		1,400.7		31.5
2006		5.50		0.124		1,722.3		38.7

(1)	Includes dividends paid on shares held by the Employees Welfare Trust.
     Our dividends are generally declared and paid in the fiscal year following the year as to which they relate. Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors.
     Currently, we pay a 12.5% direct tax, a 10% surcharge and a 2% of add on tax in respect of dividends paid by us. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied, and in fiscal 2003, tax on dividend was payable by shareholders.
     Future dividends will depend on our revenues, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. Cash dividends in respect of the equity shares represented by ADSs will be paid to the depositary in Indian rupees and, except in certain instances will be converted by the depositary into U.S. dollars. The depositary will distribute these proceeds to ADS holders. The equity shares represented by ADSs will rank equally with all other equity shares in respect of dividends.
     For a description of regulation of dividends, see “Supervision and Regulation — Requirements of the Banking Regulation Act — Restrictions on Payment of Dividends”.

SELECTED FINANCIAL AND OTHER DATA
     The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2004, 2005 and 2006 and the selected balance sheet data as of March 31, 2005 and 2006 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2002, March 31, 2003, March 31, 2004 and selected income data for the year ended March 31, 2002 and March 31, 2003 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2006 have been translated into U.S. dollars at the rate on such date of Rs. 44.48 per US$ 1.00.
     You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Years ended March 31,
	2002		2003		2004		2005		2006		2006

	(In millions, except per equity share data)
Selected income statement data:
Interest and dividend revenue	Rs.	16,448.0	Rs.	19,424.8	Rs.	24,591.5	Rs.	29,209.4	Rs.	43,528.0	US$	978.6
Interest expense		10,762.5		11,779.2		11,983.1		13,223.7		19,621.8		441.1

Net interest revenue		5,685.5		7,645.6		12,608.4		15,985.7		23,906.2		537.5
Allowance for credit losses, net		451.6		741.5		2,343.4		3,048.2		5,032.0		113.1

Net interest revenue after allowance for credit losses		5,233.9		6,904.1		10,265.0		12,937.5		18,874.2		424.4
Non-interest revenue, net		3,215.1		4,397.3		4,697.6		8,211.5		12,147.9		273.0

Net revenue		8,449.0		11,301.4		14,962.6		21,149.0		31,022.1		697.4
Non-interest expense		4,196.0		6,057.9		8,369.3		11,413.9		17,846.8		401.2

Income before income taxes		4,253.0		5,243.5		6,593.3		9,735.1		13,175.3		296.2
Income tax expense		1,294.6		1,729.7		1,838.8		3,125.4		3,965.7		89.2

Net income before minority interest	Rs.	2,958.4	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,209.6	US$	207.0

Minority interest		—		—		—		—		22.5		0.5

Net income	Rs.	2,958.4	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,187.1	US$	206.5

Per equity share data:
Earnings per share, basic	Rs.	11.10	Rs.	12.57	Rs.	16.87	Rs.	22.78	Rs.	29.45	US$	0.66
Earnings per share, diluted		11.04		12.51		16.70		22.60		29.08		0.65
Dividends per share		2.50		3.00		3.50		4.50		5.50		0.12
Book value(1)		79.06		93.36		110.36		159.22		176.49		3.97

Equity share data:
Equity shares outstanding at end of period		279.0		279.7		282.8		309.9		313.1		313.1
Weighted average equity shares outstanding — basic		266.6		279.6		281.9		290.1		311.9		311.9
Weighted average equity shares outstanding — diluted		267.9		281.4		284.7		292.5		315.9		315.9

	Years ended March 31,
	2002		2003		2004		2005		2006		2006
	(In millions)
Selected balance sheet data:
Total assets	Rs.	243,032.2	Rs.	311,840.7	Rs.	426,835.6	Rs.	535,544.2	Rs.	790,969.4	US$	17,782.6

Cash and cash equivalents		34,590.6		23,944.9		33,010.4		37,575.8		61,194.3		1,375.8
Term placements (2)		—		7,747.4		3,565.2		8,699.6		10,243.7		230.3
Loans, net of allowance		71,528.9		118,299.9		177,681.1		256,486.9		395,274.3		8,886.5
Of which:
Non-performing loans, net of specific allowances		536.4		683.3		269.9		591.4		1,578.9		35.5
Investments:

Investments held for trading		3,837.6		3,976.1		6,233.8		1,278.5		2,945.6		66.2
Investments available for sale		80,320.6		98,929.2		133,274.6		204,292.8		273,457.0		6,147.9
Investments held to maturity(3)		35,429.9		38,426.7		36,368.4		—		—		—
Total		119,588.1		141,332.0		175,876.8		205,571.3		276,402.6		6,214.1
Of which:
Credit substitutes(4)		35,126.0		29,752.8		16,557.9		13,880.9		9,751.3		219.2
Total liabilities		220,971.3		285,727.6		395,619.8		486,206.2		735,476.6		16,535.0
Long-term debt		2,157.9		2,116.0		6,086.0		5,028.1		17,028.6		382.8
Short-term borrowings		21,600.3		21,579.6		24,064.2		62,079.1		75,676.7		1,701.4
Total deposits		176,538.1		223,760.0		304,062.0		363,542.5		557,305.4		12,529.3
Minority Interest		—		—		—		—		225.3		5.0
Shareholders’ equity		22,060.9		26,113.1		31,215.8		49,338.0		55,267.5		1,242.6

	Years ended March 31,
	2002		2003		2004		2005		2006		2006
	(In millions)
Period average(5)
Total assets	Rs.	202,013.2	Rs.	257,020.8	Rs.	357,123.8	Rs.	448,029.6	Rs.	621,249.5	US$	13,966.9
Interest-earning assets		183,488.8		230,451.9		327,523.4		424,620.1		589,311.0		13,248.9
Loans, net of allowance		59,374.9		82,461.2		136,527.4		204,919.0		323,709.9		7,277.7
Total liabilities		185,512.4		232,933.8		328,458.9		407,265.5		572,893.7		12,879.8
Interest-bearing liabilities		137,681.1		175,598.6		236,551.0		298,276.8		419,000.5		9,420.0
Long-term debt		2,159.7		2,280.3		2,605.9		5,371.3		7,345.7		165.1
Short-term borrowings		18,105.9		15,362.9		33,040.7		42,594.6		73,569.3		1,654.0
Total deposits		142,854.5		186,847.7		262,707.7		342,693.5		463,701.8		10,425.0
Of which:
Interest-bearing deposits		117,415.5		157,955.4		200,904.4		250,310.9		338,085.5		7,600.8
Shareholders’ equity		16,500.8		24,087.0		28,664.9		40,764.1		48,355.80		1,087.1

	As of or for the years ended March 31,
	2002	2003	2004	2005	2006
	(In percentage)
Profitability:
Net income (after minority interest) as a percentage of:
Average total assets	1.5	1.4	1.3	1.5	1.5
Average shareholders’ equity	17.9	14.6	16.6	16.2	19.0
Dividend payout ratio(6)	23.8	24.2	21.0	21.2	18.7
Spread(7)	2.4	2.7	3.5	3.5	3.8
Net interest margin(8)	3.1	3.3	3.8	3.8	4.1
Cost-to-net revenue ratio(9)	49.7	53.6	55.9	54.0	57.2
Cost-to-average assets ratio(10)	2.1	2.4	2.3	2.5	2.9
Capital:
Total capital adequacy ratio(11)	13.9	11.1	11.7	12.2	11.4
Tier 1 capital adequacy ratio(11)	10.8	9.5	8.0	9.6	8.5
Tier 2 capital adequacy ratio(11)	3.1	1.6	3.7	2.6	2.9
Average shareholders’ equity as a percentage of average total assets	8.2	9.4	8.0	9.1	7.8
Asset quality:
Gross non-performing loans as a percentage of gross loans	2.7	2.0	1.7	1.6	1.2
Gross non-performing customer assets as a percentage of gross customer assets(12)	1.9	1.6	1.6	1.5	1.2
Net non-performing loans as a percentage of net loans	0.7	0.6	0.2	0.2	0.4
Net non-performing customer assets as a percentage of net customer assets(12)	0.5	0.5	0.2	0.2	0.4
Net non-performing loans as a percentage of total assets	0.2	0.2	0.1	0.1	0.2
Specific allowance for credit losses as a percentage of gross non-performing loans	72.6	71.1	91.0	85.5	67.0
Total allowance for credit losses as a percentage of gross non-performing loans	81.9	78.8	116.8	133.2	118.2
Allowance for credit losses as a percentage of gross total loans	2.2	1.6	1.9	2.1	1.4

(1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.

(2)	Includes placements with banks and financial institutions with original maturities of greater than three months.

(3)	During the year ended March 31, 2005 we transferred certain securities classified as held to maturity to the available for sale category for reasons not permitted under U.S. GAAP. As a result we were required to transfer all remaining securities to the available for sale category and we are prevented from establishing a held to maturity portfolio until after March 31, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

(4)	Credit substitutes consist of investments in commercial paper, debentures and preference shares issued by our corporate customers. See “Business — Commercial Banking Products — Commercial Loan Products and Credit Substitutes”.

(5)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.

(6)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends of each year are typically paid in the following fiscal year. See “Dividend Policy”.

(7)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.

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

(9)	Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.

(10)	Represents the ratio of non-interest expense to average total assets.

(11)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the Reserve Bank of India, based on financial statements prepared in accordance with Indian GAAP. See “Supervision and Regulation”.

(12)	Customer assets consist of loans and credit substitutes.

SELECTED STATISTICAL INFORMATION
     The following information should be read together with our financial statements included in this report as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. All amounts presented in this section are in accordance with U.S. GAAP, other than capital adequacy ratios, and are audited, except for average amounts. Footnotes appear at the end of each related section of tables.
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

	Years ended March 31,
	2004					2005					2006
			Interest		Average			Interest		Average				Interest		Average
	Average		revenue/		yield/	Average		revenue/		yield/	Average			revenue/		Yield/
	Balance		expense		cost	Balance		expense		cost	balance			expense		cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	24,370.4	Rs.	856.8	3.5%	Rs.	30,541.2	Rs.	835.9	2.7%	Rs.	36,720.2		Rs.	860.2	2.3%
Term placements		5,104.8		252.8	5.0%		6,132.4		398.6	6.5%		9,471.6			648.8	6.9
Investments available for sale:
Tax free(1)		25,286.0		1,475.6	5.8%		19,486.5		926.9	4.8%		10,856.0			598.4	5.5
Taxable		99,107.3		7,129.2	7.2%		151,689.8		9,678.8	6.4%		205,220.9			12,371.2	6.0
Investments held to maturity		31,576.2		2,882.5	9.1%		10,001.0		793.4	7.9%		—			—
Investments held for trading		5,551.3		289.6	5.2%		1,850.2		144.4	7.8%		3,332.4			195.6	5.9
Loans, net:
Retail loans		52,903.7		4,829.9	9.1%		94,398.6		8,304.8	8.8%		157,272.2			14,864.4	9.5
Wholesale loans		83,623.7		6,875.1	8.2%		110,520.4		8,126.6	7.4%		166,437.7			13,989.4	8.4

Total interest-earning assets:	Rs.	327,523.4	Rs.	24,591.5	7.5%	Rs.	424,620.1	Rs.	29,209.4	6.9%	Rs.	589,311.0		Rs.	43,528.0	7.4%

Non-interest-earning assets:
Cash		1,631.4					2,732.5					5,116.5
Property and equipment		5,424.2					6,251.2					7,416.5
Other assets		22,544.8					14,425.8					19,405.5

Total non-interest earning assets		29,600.4					23,409.5					31,938.5

Total assets	Rs.	357,123.8	Rs.	24,591.5	6.9%	Rs.	448,029.6	Rs.	29,209.4	6.5%	Rs.	621,249.5		Rs.	43,528.0	7.0%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	61,535.8	Rs.	1,633.9	2.7%	Rs.	97,026.4	Rs.	2,539.2	2.6%	Rs.	138,850.4		Rs.	3,731.6	2.7
Time deposits		139,368.6		8,645.3	6.2%		153,284.5		8,534.9	5.6%		199,235.1			11,858.5	6.0
Short-term borrowings(2)		33,040.7		1,435.9	4.3%		42,594.6		1,759.4	4.1%		73,569.3			3,497.7	4.8
Long-term debt		2,605.9		268.0	10.3%		5,371.3		390.2	7.3%		7,345.7			534.0	7.3

Total interest-bearing liabilities	Rs.	236,551.0		11,983.1	5.1%	Rs.	298,276.8	Rs.	13,223.7	4.4%	Rs.	419,000.5		Rs.	19,621.8	4.7%

Non-interest-bearing liabilities:
Non-interest-bearing deposits (3)		61,803.3					92,382.6					125,616.3
Other liabilities		30,104.6					16,606.1					28,276.9
Total non-interest-bearing liabilities		91,907.9					108,988.7					153,893.3

Total liabilities	Rs.	328,458.9	Rs.	11,983.1	3.6%	Rs.	407,265.5	Rs.	13,223.7	3.2%	Rs.	572,893.7	Rs.	19,621.8		3.4%

Shareholders’ equity		28,664.9					40,764.1					48,355.8

Total liabilities and shareholders’ equity	Rs.	357,123.8	Rs.	11,983.1	3.4%	Rs.	448,029.6	Rs.	13,223.7	3.0%	Rs.	621,249.5		Rs.	19,621.8	3.2%

(1)	Yields on tax free securities are not on a tax equivalent basis.

(2)	Includes securities sold under repurchase agreements.

(3)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate
     The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and changes in average rates.

	Fiscal 2005 vs. Fiscal 2004						Fiscal 2006 vs. Fiscal 2005
	Increase (decrease)(1) due to						Increase (decrease)(1) due to
			Change in						Change In
	Net		average		Change in		Net		Average		Change in
	Change		volume		Average rate		change		Volume		Average rate
	(in millions)
Interest revenue:
Cash equivalents	Rs.	(20.9)	Rs.	216.9	Rs.	(237.8)	Rs.	19.6	Rs.	169.1	Rs.	(149.5)
Term placements		145.8		50.9		94.9		254.9		217.1		37.8
Investments available for sale:
Tax free		(548.7)		(338.4)		(210.3)		(328.5)		(410.5)		82.0
Taxable		2,549.6		3,782.5		(1,232.9)		2,692.5		3,415.6		(723.1)
Investments held to maturity		(2,089.1)		(1,969.5)		(119.6)		(793.4)		(793.4)		—
Investments held for trading		(145.2)		(193.1)		47.9		51.2		115.7		(64.5)
Loans, net:
Retail loans		3,474.9		3,788.3		(313.4)		6,559.6		5,531.4		1,028.2
Wholesale loans		1,251.5		2,211.3		(959.8)		5,862.8		4,111.6		1,751.2

Total interest-earning assets	Rs.	4,617.9	Rs.	7,548.9	Rs.	(2,931.0)	Rs.	14,318.7	Rs.	12,356.6	Rs.	1962.1

Interest expense:
Savings account deposits	Rs.	905.3	Rs.	942.3	Rs.	(37.0)	Rs.	1,192.4	Rs.	1,094.5	Rs.	97.9
Time deposits		(110.4)		863.2		(973.6)		3,323.6		2,558.5		765.1
Short-term borrowings		323.5		415.2		(91.7)		143.8		143.4		0.4
Long-term debt		122.2		284.4		(162.2)		1,738.3		1,279.4		458.9

Total interest-bearing liabilities	Rs.	1,240.6	Rs.	2,505.1	Rs.	(1,264.5)	Rs.	6,398.1	Rs.	5,075.8	Rs.	1,322.3

Net interest revenue	Rs.	3,377.3	Rs.	5,043.8	Rs.	(1,666.5)	Rs.	7,920.6	Rs.	7280.8	Rs.	639.8

(1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.
Yields, Spreads and Margins
     The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Years ended March 31,
	2004		2005		2006
	(in millions, except percentages)
Interest revenue	Rs.	24,591.5	Rs.	29,209.4	Rs.	43,528.0
Average interest-earning assets		327,523.4		424,620.1		589,311.0
Interest expense		11,983.1		13,223.7		19,621.8
Average interest-bearing liabilities		236,551.0		298,276.8		419,000.5
Average total assets		357,123.8		448,029.6		621,249.5
Average interest-earning assets as a percentage of average total assets		91.7%		94.8%		94.9%
Average interest-bearing liabilities as a percentage of average total assets		66.2%		66.6%		67.4%
Average interest-earning assets as a percentage of average interest-bearing liabilities		138.5%		142.4%		140.6%
Yield		7.5%		6.9%		7.4%
Cost of funds (1)		3.6%		3.2%		3.4%
Spread (2)		3.5%		3.5%		3.8%
Net interest margin (3)		3.8%		3.8%		4.1%

(1)	Excludes shareholder’s equity.

(2)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.

(3)	Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

Returns on Equity and Assets
     The following table presents selected financial ratios for the periods indicated.

	Years ended March 31,
	2004		2005		2006
	(in millions, except percentages)
Net income	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,187.1
Average total assets		357,123.8		448,029.6		621,249.5
Average shareholders’ equity		28,664.9		40,764.1		48,355.8
Net income as a percentage of average total assets		1.3%		1.5%		1.5%
Net income as a percentage of average shareholders’ equity		16.6%		16.2%		19.0%
Average shareholders’ equity as a percentage of average total assets		8.0%		9.1%		7.8%
Dividend payout ratio		21.0%		21.2%		18.7%
Investment Portfolio
Available for Sale Investments
     The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2004								2005								2006
			Gross		Gross						Gross		Gross						Gross		Gross
	Amortized		unrealized		unrealized		Fair		Amortized		unrealized		unrealized		Fair		Amortized		unrealized		unrealized		Fair
	Cost		gain		loss		value		cost		gain		loss		value		cost		gain		Loss		Value
	(in millions)
Government securities	Rs.	63,535.0	Rs.	1,426.9	Rs.	37.4	Rs.	64,924.5	Rs.	111,482.3	Rs.	1,017.4	Rs.	672.2	Rs.	111,827.5	Rs.	189,660.3	Rs.	405.2	Rs.	1,957.1	Rs.	188,108.4
Other debt securities		30,554.7		2,106.7		101.1		32,560.3		39,320.6		1,171.1		181.1		40,310.6		37,862.8		282.4		496.9		37,648.3

Total debt securities		94,089.7		3,533.6		138.5		97,484.8		150,802.9		2,188.5		853.3		152,138.1		227,523.1		687.6		2,454.0		225,756.7

Non-debt securities		35,083.4		907.4		201.0		35,789.8		51,930.2		506.3		281.8		52,154.7		47,959.8		186.1		445.6		47,700.3

Total	Rs.	129,173.1	Rs.	4,441.0	Rs.	339.5	Rs.	133,274.6	Rs.	202,733.1	Rs.	2,694.8	Rs.	1,135.1	Rs.	204,292.8	Rs.	275,482.9	Rs.	873.7	Rs.	2,899.6	Rs.	273,457.0

Held to Maturity Investments
     The following table sets forth, as of the dates indicated, information related to our investments held to maturity:

	At March 31,
	2004								2005								2006
			Gross		Gross						Gross		Gross						Gross		Gross
			unrealized		unrealized		Amortized				unrealized		unrealized		Amortized				unrealized		unrealized		Amortized
	Fair Value		gain		loss		Cost		Fair Value		gain		loss		Cost		Fair Value		gain		loss		Cost
	(in millions)
Government securities	Rs.	28,424.2	Rs.	1,180.1	Rs.	1.1	Rs.	27,245.2	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Other debt securities		9,633.4		511.1		0.9		9,123.2		—		—		—		—		—		—		—		—

Total debt securities		38,057.6		1,691.2		2.0		36,368.4		—		—		—		—		—		—		—		—

Non-debt securities		—		—		—		—		—		—		—		—		—		—		—		—

Total	Rs.	38,057.6	Rs.	1,691.2	Rs.	2.0	Rs.	36,368.4	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—

     As of March 31, 2005 and March 31, 2006, we had no investments held to maturity.

Held for Trading Investments
     The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2004								2005								2006
			Gross		Gross						Gross		Gross						Gross		Gross
	Amortized		unrealized		unrealized		Fair		Amortized		unrealized		unrealized		Fair		Amortized		unrealized		unrealized		Fair
	cost		gain		loss		value		cost		gain		loss		value		Cost		gain		loss		Value
	(in millions)
Government securities	Rs.	4,244.2	Rs.	25.0	Rs.	—	Rs.	4,269.2	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6
Other debt Securities		1,986.6		1.1		23.1		1,964.6		—		—		—		—		—		—		—		—

Total debt securities		6,230.8		26.1		23.1		6,233.8		1,278.5		—		—		1,278.5		2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6

Non-debt Securities		—		—		—		—		—		—		—		—		—		—		—		—

Total	Rs.	6,230.8	Rs.	26.1	Rs.	23.1	Rs.	6,233.8	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6

Residual Maturity Profile
     The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available for sale securities and their market yields.

	At March 31, 2006
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	31,097.9	5.85%	Rs.	80,546.1	6.83%	Rs.	51,190.5	6.80%	Rs.	25,272.1	6.78%
Other debt securities		2,755.3	7.79%		27,869.1	7.86%		7,025.7	8.07%		—	—

Total debt securities, fair value		33,853.2	6.01%		108,415.2	7.10%		58,216.2	6.96%		25,272.1	6.78%

Total amortized cost	Rs.	33,839.9		Rs.	109,395.8		Rs.	58,688.7		Rs.	25,598.7

Funding
     Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 69.2% and 62.3% of total deposits as of March 31, 2005 and March 31, 2006, respectively. Wholesale banking deposits represented 30.8% and 37.7% of total deposits as of March 31, 2005 and March 31, 2006, respectively.
Total Deposits
     The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of daily balance for the relevant period) of savings deposits was 2.7% in fiscal 2004, 2.6% in fiscal 2005 and 2.7% in fiscal 2006. The average cost of time deposits was 6.2% in fiscal 2004, 5.6% in fiscal 2005 and 6.0% in fiscal 2006. The average deposits for the periods set forth are as follows:

	Years ended March 31,
	2004			2005			2006
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits(1)	Rs.	61,803.3	23.5%	Rs.	92,382.6	27.0%	Rs.	125,616.3	27.1%
Savings deposits		61,535.8	23.4		97,026.4	28.3		138,850.4	29.9
Time deposits		139,368.6	53.1		153,284.5	44.7		199,235.1	43.0

Total	Rs.	262,707.7	100.0%	Rs.	342,693.5	100.0%	Rs.	463,701.8	100.0%

(1)	Includes current accounts and cash floats from transactional services.
     As of March 31, 2006, individual time deposits in excess of Rs. 0.1 million have a balance to maturity profile as follows-

	At March 31, 2006
	Up to 3						More than 1
	Months		3 to 6 months		6 to 12 Months		Year
	(In millions)
Balance to maturity for deposits exceeding Rs. 0.1 million each	Rs.	73,162.3	Rs.	39,403.8	Rs.	75,861.8	Rs.	38,301.9
Short-term Borrowings
     The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short term borrowings exclude deposits and securities sold under repurchase agreements.

	Years ended March 31,
	2004		2005		2006
	(in millions, except percentages)
Period end balance	Rs.	24,064.2	Rs.	62,079.1	Rs.	75,676.7
Average balance during the period	Rs.	33,040.7	Rs.	42,594.6	Rs.	73,569.3
Maximum outstanding	Rs.	52,274.3	Rs.	62,079.1	Rs.	100,008.2
Average interest rate during the period (1)		4.3%		4.1%		4.8%
Average interest rate at period end(2)		4.1%		4.3%		6.4%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.

(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2004, 2005 and 2006.
Subordinated Debt
     We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. We issued three tranches of subordinated debt securities during calendar years 1998, 1999 and 2001 at coupon rates of 13.00%, 13.75% and 11.00% respectively. The 1998 tranche was repaid at maturity in fiscal 2004. The 1999 and 2001 tranches are repayable in fiscal 2007. During fiscal 2004, we issued subordinated debt securities aggregating Rs. 4.0 billion, of which Rs. 3.95 billion carries a coupon rate of 5.90% and matures in May 2013 and Rs. 50 million carries a coupon rate of 6.0% and matures in May 2016. During the year the Bank raised Rs. 12.02 billion subordinated debt at an annualized coupon between 7.5% to 8.6% and having a maturity ranging from 9 to 10 years. As of March 31, 2006 Rs. 17.0 billion aggregate principal amount of subordinated debt was outstanding, of which Rs. 94.12% qualified as Tier 2 capital.

Asset Liability Gap and Interest Sensitivity Data
     The following table sets forth, for the periods indicated, our asset-liability gap position:

									As of March 31, 2006
									Total within		Over 1 year		Over 3 years
	0-28 Days		29-90 days		91-180 days		6-12 months		one year		to 3 years		to 5 years		Over 5 years		Total
Cash and cash equivalents(2)(3)	Rs.	30,222.3	Rs.	5,318.6	Rs.	2,824.0	Rs.	3,047.4	Rs.	41,412.3	Rs.	17,073.2	Rs.	2,370.2	Rs.	338.6	Rs.	61,194.3
Term placements		185.3		518.9		2,104.7		4,041.5		6,850.4		1,229.7		562.7		1,600.9		10,243.7
Investments held for trading(4)		2,945.6		—		—		—		2,945.6		—		—		—		2,945.6
Investments available for sale (5)(6)		6,163.8		3,144.0		11,130.0		17,483.5		37,921.3		63,130.0		69,165.4		103,240.3		273,457.0
Securities purchased under agreement to resell		4,200.0		—		—		—		4,200.0		—		—		—		4,200.0
Loans, net (7) (8)		51,222.8		57,688.4		31,045.8		46,344.2		186,301.2		159,487.8		25,151.9		24,333.4		395,274.3
Accrued interest receivable		8,662.7		—		—		—		8,662.7		—		—		—		8,662.7
Other assets		21,865.1		—		—		—		21,865.1		4,412.1		—		—		26,277.2

Total financial assets	Rs.	125,467.5	Rs.	66,669.9	Rs.	47,104.5	Rs.	70,916.6	Rs.	310,158.5	Rs.	245,332.8	Rs.	97,250.2	Rs.	129,513.2	Rs.	782,254.7

Deposits (9)		52,415.1		41,390.3		37,784.2		58,676.8		190,266.4		326,889.3		37,361.9		2,787.8		557,305.4
Debt (10)		29,074.6		46,588.9		150.0		—		75,813.5		525.9		345.4		16,020.5		92,705.3
Other Liabilities		85,465.9		—		—		—		85,465.9		—		—		—		85,465.9

Total financial liabilities	Rs.	166,955.6	Rs.	87,979.2	Rs.	37,934.2	Rs.	58,676.8	Rs.	351,545.8	Rs.	327,415.2	Rs.	37,707.3	Rs.	18,808.3	Rs.	735,476.6

Asset/Liability Gap	Rs.	(41,488.1)	Rs.	(21,309.3)	Rs.	9,170.3	Rs.	12,239.8	Rs.	(41,387.4)	Rs.	(82,082.5)	Rs.	59,542.9	Rs.	110,704.9	Rs.	46,778.1

Cumulative gap	Rs.	(41,488.1)	Rs.	(62,797.4)	Rs.	(53,627.1)	Rs.	(41,387.4)	Rs.	(41,387.4)	Rs.	(123,469.8)	Rs.	(63,926.9)	Rs.	46,778.1	Rs.	46,778.1
Cumulative gap as a percentage of total financial assets		(33.1)%		(94.2)%		(113.8)%		(58.4)%		(13.3)%		(50.3)%		(65.7)%		36.1%		6.0%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.

(2)	Cash on hand is classified in the “0-28” days category.

(3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances to the applicable maturity categories on a basis proportionate to the classification of related deposits.

(4)	Securities in the trading book are classified in the “0-28” days or “29-90” days categories based on the expected time of realization for such investments.

(5)	Securities held towards satisfying the statutory liquidity requirement (“SLR”) prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.

(6)	Shares are classified in the “greater than five years” category and units of open ended mutual fund are classified in the “0-28” days category.

(7)	Includes net non-performing loans which are classified in the “greater than five years” category.

(8)	Ambiguous maturity overdrafts are classified under various maturity categories based on historical behavioral analyses that we have performed to determine the appropriate maturity categorization of such advances.

(9)	Non-maturity deposits are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.

(10)	Includes short-term borrowings and long-term debt.

(11)	For further information on how we manage our asset liability risk, see “Business — Market Risk”.

Loan Portfolio and Credit Substitutes
     As of March 31, 2006, our gross loan portfolio was Rs. 400.9 billion and represented approximately 2.5 million contracts outstanding. As of that date, our gross credit substitutes outstanding were Rs. 9.8 billion and represented approximately 29 credit substitutes outstanding. Almost all of our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business — Retail Banking — Retail Loan Products” and “Business — Wholesale Banking — Commercial Banking Products — Commercial Loan Products and Credit Substitutes”.
     The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2002		2003		2004		2005		2006
	(in millions)
Retail loans	Rs.	14,301.3	Rs.	34,414.2	Rs.	73,251.6	Rs.	112,666.0	Rs.	229,301.4
Wholesale loans		58,833.5		85,752.4		107,923.8		149,259.4		171,626.2

Gross loans	Rs.	73,134.8	Rs.	120,166.6	Rs.	181,175.4	Rs.	261,925.4	Rs.	400,927.6

Credit substitutes (at fair value)		35,329.9		30,255.5		17,041.5		13,880.9		9,751.3

Gross loans plus credit substitutes	Rs.	108,464.7	Rs.	150,422.1	Rs.	198,216.9	Rs.	275,806.3	Rs.	410,678.9

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes
     The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes (at fair value):

	At March 31, 2006
	Due in one		Due in one		Due after
	year or less		to five years		five years
	(in millions)
Retail loans	Rs.	88,119.4	Rs.	134,689.4	Rs.	6,492.6
Wholesale loans		98,181.8		52,244.2		21,200.2

Gross loans	Rs.	186,301.2	Rs.	186,933.6	Rs.	27,692.8

Credit Substitutes		1,971.5		4,225.2		3,554.6

Gross Loans plus credit substitutes	Rs.	188,272.7	Rs.	191,158.8	Rs.	31,247.4

	At March 31, 2006
	Due in one		Due in one		Due after
	year or less		to five years		five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	1,556.5	Rs.	7,957.8	Rs.	20,480.4
Fixed rates		184,744.7		178,975.8		7,212.4

Gross loans	Rs.	186,301.2	Rs.	186,933.6	Rs.	27,692.8

	At March 31, 2006
	Due in one		Due in one		Due after
	year or less		to five years		five years
	(in millions)
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		1,971.5		4,225.2		3,554.6

Gross credit substitutes	Rs.	1,971.5	Rs.	4,225.2	Rs.	3,554.6

Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	1,556.5	Rs.	7,957.8	Rs.	20,480.4
Fixed rates		186,716.2		183,201.0		10,767.0

Gross loans and credit substitutes	Rs.	188,272.7	Rs.	191,158.8	Rs.	31,247.4

Concentration of Loans and Credit Substitutes
     Pursuant to the guidelines of the RBI, our exposure to individual borrowers is limited to 15% of our capital funds (as defined by RBI and calculated under Indian GAAP), and to 40% of our capital funds to a group of companies under the same management. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to10 % in respect of group borrowers. We may, in exceptional circumstances, with the approval of our board of directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. See “Supervision and Regulation — Credit Exposure Limits”. During the fiscal 2006, the Bank’s credit exposures to single borrowers and group borrowers were within the limits prescribed by Reserve Bank of India except in case of National Bank for Agricultural and Rural Development (“NABARD”), where the single borrower limits were exceeded. The Board of Directors of the Bank approved the excess over the prudential limits subject to a ceiling of 20% of capital funds. As at March 31, 2006, the book value of outstanding exposure to NABARD was within the Board approved limit of 20% of capital funds as on that date.
     The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0% of the total). We do not consider reil loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	At March 31,
		2002			2003			2004			2005			2006
	(in millions, except percentages)
Automotive manufacturers	Rs.	9,999.2	9.2%	Rs.	13,393.2	8.9%	Rs.	19,370.2	9.8%	Rs.	26,100.0	9.5%	Rs.	41,008.3	10.0%
Land transport		1,298.5	1.2		5,202.9	3.5		15,396.2	7.8		29,860.5	10.8		36,841.6	9.0
Retail Traders		316.5	0.3		2,734.8	1.8		4,379.2	2.2		6,857.0	2.5		14,396.9	3.5
Activities allied to agriculture		115.1	0.1		216.5	0.1		2,778.4	1.4		4,501.9	1.6		11,559.7	2.8
Heavy Engineering		3,903.4	3.6		3,846.1	2.6		6,631.0	3.3		4,862.3	1.8		10,963.5	2.7
NBFC / Investment Companies		9,649.1	8.9		13,227.5	8.8		11,359.7	5.7		14,051.1	5.1		10,777.1	2.6
Telecommunications		2,490.1	2.3		921.0	0.6		4,054.0	2.0		9,586.9	3.5		8,888.4	2.2
Others (including unclassified retail)		80,692.8	74.4		110,880.1	73.7		134,248.20	67.8		179,986.60	65.2		276,243.40	67.2

Total	Rs.	108,464.7	100.0%	Rs.	150,422.1	100.0%	Rs.	198,216.9	100.0%	Rs.	275,806.3	100.0%	Rs.	410,678.9	100.0%

     As of March 31, 2006, our ten largest exposures totaled approximately Rs. 53.4 billion and represented approximately 77.7% of our capital funds as per Indian GAAP. The largest group of companies under the same management control accounted for approximately 21% of our capital funds as on March 31, 2006 as per Indian GAAP.

Directed Lending
     The RBI has established guidelines requiring Indian banks to lend 40% of their net bank credit to certain sectors called “priority sectors”. Priority sectors include small-scale industries, agricultural and agriculture based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI. See “Supervision and Regulation”.
     We are required to comply with the priority sector lending requirements as of the last reporting Friday of each fiscal year, a date specified by the RBI for reporting. Apart from our loans to the sectors outlined above, we may invest in bonds of specified institutions and mortgage-backed securitized paper to meet our mandated lending requirements. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. With a view to rationalizing the Banks’ investments under priority sector lending and encouraging banks to increasingly lend directly to the farmers/other priority sector borrowers, the RBI has stipulated that the investments by banks in specified institutions shall not be eligible for classification under priority sector lending. However this would be implemented in a phased manner effective April 1, 2005.
     The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	At March 31,
	2002		2003		2004		2005		2006
	(in millions)
Directed lending:
Agriculture	Rs.	1,493.4	Rs.	8,858.8	Rs.	13,220.2	Rs.	20,641.5	Rs.	42,747.0
Small scale industries		2,730.5		2,949.6		4,370.6		4,013.2		6,968.9
Other		3,509.2		2,372.6		7,633.3		32,519.8		59,468.8

Total directed lending	Rs.	7,733.1	Rs.	14,181.0	Rs.	25,224.1	Rs.	57,174.5	Rs.	109,184.7

Non-Performing Loans
     The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation”.
     The Indian economy has expanded steadily during the past three years with GDP growth of 8.1% in fiscal 2004, 6.9% in fiscal 2005 and 8.4% in fiscal 2006. Since 1991, the government of India has pursued a policy of gradual liberalization and deregulation. Indian corporations have had to respond to these pressures through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, unprofitable manufacturing facilities have existed, such as the iron and steel and textiles industries. This led to a decline in the operating performance of some Indian corporations and the impairment of related loan assets in the financial system, including some of our assets. The decline in certain sectors of the Indian economy has been offset by growth in segments such as financial services and information technology.
     As of March 31, 2006, our gross non-performing loans as a percentage of gross loan assets was 1.2% and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets was 0.4%. We have made total specific valuation allowances for 66.99% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.3% of gross loans.

     The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31,
	2002		2003		2004		2005		2006

Non-performing loans:
Retail loans	Rs.	140.7	Rs.	74.9	Rs.	403.5	Rs.	1,663.3	Rs.	3,193.5
Wholesale loans		1,819.2		2,292.7		2,589.1		2,420.9		1,590.0

Gross non-performing loans	Rs.	1,959.9	Rs.	2,367.6	Rs.	2,992.6	Rs.	4,084.2	Rs.	4,783.5

Specific valuation allowances	Rs.	1,423.5	Rs.	1,684.3	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6

Unallocated valuation allowances		182.4		182.4		771.6		1,945.7		2,448.7

Non-performing loans net of specific valuation allowance		536.4		683.3		269.9		591.4		1,578.9

Gross loan assets		73,134.8		120,166.6		181,175.4		261,925.4		400,927.6

Net loan assets	Rs.	71,528.9	Rs.	118,229.9	Rs.	177,681.1	Rs.	256,486.9	Rs.	395,274.3

Gross non-performing loans as a percentage of gross loans		2.68%		1.97%		1.65%		1.56%		1.19%

Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.74%		0.58%		0.15%		0.23%		0.40%

Specific valuation allowance as a percentage of gross non-performing loans		72.63%		71.14%		90.98%		85.52%		66.99%

Total valuation allowance as a percentage of gross non-performing loans		81.94%		78.84%		116.76%		133.16%		118.18%
Recognition of Non-Performing Loans
     We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired.
     We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us. Prior to April 1, 2003, we considered a loan to be performing when no principal or interest was two or more quarters past due and where we expected to recover all amounts due to us. We have not restated figures from periods prior to April 1, 2003 to reflect the change.
     We have analyzed our gross loans into their performance status as follows:

	At March 31,
	2002		2003		2004		2005		2006
	(in millions)
Performing	Rs.	71,174.9	Rs.	117,799.0	Rs.	178,182.8	Rs.	257,841.2	Rs.	396,144.1
Non-performing or impaired:
On accrual status		61.6		51.9		—		—		—
On non-accrual status		1,898.3		2,315.7		2,992.6		4,084.2		4,783.5

Total non-performing or impaired		1,959.9		2,367.6		2,992.6		4,084.2		4,783.5

Total	Rs.	73,134.8	Rs.	120,166.6	Rs.	181,175.4	Rs.	261,925.4	Rs.	400,927.6

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
Retail Loans
     The Bank establishes a specific allowance on the retail loan portfolio based factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels.
     The Bank also makes unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio comprises groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, the Bank stratifies such loans based on the number of days past due and takes into account historical losses for such product, the nature of security available and loan to value ratios.
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
     Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Beginning April 1, 2003, we also established an unallocated allowance for performing loans, based on the overall portfolio quality, asset growth, economic conditions and other risk factors
Analysis of Non-Performing Loans by Industry Sector
     The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors — We have high concentrations of customer exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected”.

	As of March 31
	2002					2003					2004					2005					2006
			Non					Non					Non					Non					Non
	Gross		performing		% of loans	Gross		performing		% of loans	Gross		performing		% of loans	Gross		performing		% of loans	Gross		performing		% of loans
	Loans		loans		in industry	Loans		loans		in industry	Loans		loans		in industry	Loans		loans		in industry	Loans		loans		in industry
	(Rupees in millions, except percentages)
Consumer electronics	Rs.	960.8	Rs.	23.5	2.5	Rs.	1,754.6	Rs.	207.8	11.9	Rs.	2,261.1	Rs.	639.1	28.3	Rs.	3,452.7	Rs.	679.4	19.7	Rs.	2,199.4	Rs.	129.0	5.9

Diamond, gems and jewelry exports		1,029.4		131.5	12.8		1,343.4		130.9	9.8		1,473.8		129.1	8.8		1,401.7		129.1	9.2		2,559.4		129.1	5.0

Textiles		457.3		396.0	86.6		698.5		372.0	53.3		1,327.6		356.2	26.8		3,483.9		303.4	8.7		6,291.4		313.7	5.0

Automobiles		8,856.0		41.9	0.5		12,096.3		642.9	5.3		18,541.1		653.7	3.5		25,667.6		913.3	3.6		40,970.3		954.4	2.3

Iron and steel		937.6		440.1	46.9		1,141.8		437.3	38.3		3,616.6		440.4	12.2		4,840.2		201.5	4.2		5,641.2		118.2	2.1

Electricity generation		486.0		26.8	5.5		1,577.1		26.8	1.7		759.5		26.8	3.5		1,620.3		26.8	1.7		1,599.4		26.8	1.7

Retail advances not otherwise classified		14,273.1		134.1	0.9		28,848.6		74.9	0.3		63,207.8		382.1	0.6		103,681.2		1,134.5	1.1		175,780.1		2,534.1	1.4

Engineering		1,640.2		147.9	9.0		2,581.3		56.1	2.2		6,050.0		56.1	0.9		4,862.3		56.1	1.2		10659.7		56.0	0.5

Other wholesale trade		1,174.2		46.2	3.9		1,882.2		43.4	2.3		2,526.6		40.9	1.6		4,465.9		40.9	0.9		5,155.7		49.5	1.0

Land transport		—		—	—		—		—	—		15,396.2		21.4	0.1		29,860.5		269.8	0.9		36,841.6		347.9	0.9

Drugs and pharmaceuticals		1,442.1		133.8	9.3		—		—	—		3,039.5		40.0	1.3		3,917.6		42.9	1.1		3,834.0		32.3	0.8

Fertilizers		1,706.2		72.8	4.3		3,760.4		30.2	0.8		1,974.7		22.6	1.2		2,882.3		122.9	4.3		5,450.9		22.6	0.4

Miscellaneous industries		—		—	—		675.7		5.6	0.8		—		—	—		4,221.0		59.5	1.4		15,824.0		58.7	0.4

Food processing		—		—	—		—		—	—		—		—	—		—		—	—		5,344.1		3.4	0.1

Traders		—		—	—		2,484.8		2.1	0.1		200.1		3.4	1.7		1,738.0		2.5	0.1		14,357.2		7.8	0.1

Electrical machinery		1,853.4		66.2	3.6		1,430.8		76.1	5.3		1,376.6		76.1	5.5		2,428.9		66.9	2.8		—		—	—

Construction		67.6		23.5	34.8		207.5		23.4	11.3		27.5		21.9	79.6		385.3		10.5	2.7		—		—	—

Glass and glass products		—		—	—		135.9		11.0	8.1		419.8		9.1	2.2		814.5		9.1	1.1		—		—	—

Paper and paper products		—		—	—		—		—	—		806.6		70.3	8.7		1,701.4		11.7	0.7		—		—	—

Activities allied to dairying		—		—	—		3,091.0		3.4	0.1		3,144.4		3.4	0.1		3,946.7		3.4	0.1		—		—	—

Manufacture of metal products		—		—	—		897.9		3.4	0.4		—		—	—		—		—	—		—		—	—

Share brokers		639.5		7.4	1.2		823.9		6.7	0.8		—		—	—		—		—	—		—		—	—

Investment and finance and leasing		79.2		40.7	51.4		—		—	—		—		—	—		—		—	—		—		—	—

Other chemicals		455.2		61.6	13.5		469.1		51.9	11.1		—		—	—		—		—	—		—		—	—

Activities allied to agriculture		15.2		15.2	100.0		216.5		16.4	7.6		—		—	—		—		—	—		—		—	—

Plastic and plastic products		15.9		3.1	19.5		26.9		3.2	11.9		—		—	—		—		—	—		—		—	—

Distilleries		147.6		147.6	100.0		191.0		142.1	74.4		—		—	—		—		—	—		—		—	—

Total			Rs.	1,959.9				Rs.	2,367.6				Rs.	2,992.6				Rs.	4,084.2				Rs.	4,783.5

Specific allowance for credit losses			Rs.	1,423.5				Rs.	1,684.3				Rs.	2,722.7				Rs.	3,492.8				Rs.	3,204.6

Non-performing loans, net			Rs.	536.4				Rs.	683.3				Rs.	269.9				Rs.	591.4				Rs.	1,578.9

     As of March 31, 2006, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the consumer electronics, diamonds, gems and jewelry exports and textile industries.

Consumer electronics
     The consumer electronics industry has been exposed to severe competition during the last few years due to an increase in foreign competition. Competition intensified the pressure on profit margins and inflated selling and distribution costs. This resulted in marginalization of the weaker players and consolidation of the stronger ones.
Diamonds, Gems and Jewelry exports
     The Indian diamond industry continues to maintain its world leadership in export of cut and polished diamonds. Slow demand in certain western markets has been offset by increased off-take in Asian markets including India.
     Our non-performing loan in this industry was caused mainly by borrower specific internal organization problems.
Textiles
     The textile industry had a good year in fiscal 2006 due to soft cotton prices and the lifting of restrictions on export of cotton garments. The Indian government has also given certain fiscal incentives in recent years to assist the industry.
     Our non-performing loans in this sector primarily relate to a period when the industry was going through a cyclical downturn.
Top Ten Non-Performing Loans
     As of March 31, 2006, we had 27 wholesale non-performing loans outstanding, of which the top ten represented 28.4% of our gross non-performing loans and 0.3% of our gross loan portfolio.
     The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth the value (as set forth on the borrower’s books) of collateral securing the loan. However, the net realizable value of such collateral may be substantially less, if anything.

	At March 31, 2006
					Principal
					outstanding
					net		Currently
		Type of	Gross		of allowance		servicing
		banking	principal		for credit	Collateral-	all interest
	Industry	arrangement	outstanding		losses	our share	payments
	(in millions)
Borrower 1	Automobiles	Sole	Rs.	642.9	Rs.—	Rs.—	No
Borrower 2	Gems and Jewellery	Consortium		129.1	—	—	No
Borrower 3	Textiles	Consortium		120.8	—	—	No
Borrower 4	Iron and Steel	Consortium		108.9	—	—	No
Borrower 5	Textiles	Consortium		74.2	—	—	No
Borrower 6	Textiles	Multiple		73.0	—	—	No
Borrower 7	Consumer Electronics	Consortium		72.5	—	—	No
Borrower 8	Media- Manufacturing	Sole		49.5	—	—	No
Borrower 9	Engineering	Multiple		45.2	—	—	No
Borrower 10	Engineering	Consortium		40.3	—	—	No

			Rs.	1,356.4	Rs.—	Rs.—

Interest Foregone
     Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth the outstanding amount of interest foregone on existing non-performing loans as of the respective dates.

Interest foregone	(in millions)

March 31, 2004	Rs.	274.2
March 31, 2005		216.7
March 31, 2006		208.5
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
     The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2002		2003		2004		2005		2006
	(in millions, except percentages)
Gross restructured loans	Rs.	172.2	Rs.	2.7	Rs.	—	Rs.	100.3	Rs.	167.9
Allowance for credit losses		119.3		2.7		—		36.1		167.9

Net restructured loans	Rs.	52.9	Rs.	—	Rs.	—	Rs.	64.2	Rs.	—

Gross restructured loans as a percentage of gross non-performing loans		8.8%		0.1%		—		2.5%		3.5%
Net restructured loans as a percentage of net non-performing loans		2.7%		—		—		10.9%		—
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

Allowance for Credit Losses on Loans
     The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2002		2003		2004		2005		2006
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	1,010.8	Rs.	1,423.5	Rs.	1,684.3	Rs.	2,722.7	Rs.	3,492.8
Additions to allowance for credit losses for the period :
Retail		366.5		156.3		775.8		2,433.9		4,762.6
Wholesale		253.8		786.8		1,278.7		221.9		41.5
Less allowances no longer required on account of recoveries		(207.6)		(201.6)		(300.3)		(781.7)		(275.1)
Net expense for additions to specific allowance for credit		412.7		741.5		1,754.2		1,874.1		4,529.0
Allowance no longer required on account of write offs		—		(480.7)		(715.8)		(1,104.0)		(4,817.2)
Specific allowance for credit losses at the end of period	Rs.	1,423.5	Rs.	1,684.3	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6

Unallocated allowance for credit losses at the beginning of the period	Rs.	143.5	Rs.	182.4	Rs.	182.4	Rs.	771.6	Rs.	1,945.7
Additions during the period		38.9		—		589.2		1,174.1		503.0

Unallocated allowance for credit losses at the end of the period	Rs.	182.4	Rs.	182.4	Rs.	771.6	Rs.	1,945.7	Rs.	2,448.7

Total allowance for credit losses at the beginning of the period	Rs.	1,154.3	Rs.	1,605.9	Rs.	1,866.7	Rs.	3,494.3	Rs.	5,438.5
Allowance no longer required on account of write-offs		—		(480.7)		(715.8)		(1,104.0)		(4,817.2)
Net addition to total allowance for the period charged to expense		451.6		741.5		2,343.4		3,048.2		5,032.0

Total allowance for credit losses at the end of the period	Rs.	1,605.9	Rs.	1,866.7	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3

     The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2002		2003		2004		2005		2006

Wholesale
Allocated	Rs.	1,289.7	Rs.	1,609.4	Rs.	2,379.8	Rs.	2,285.7	Rs.	1,543.1
Unallocated		—		—		269.8		400.9		703.1

Subtotal		1,289.7		1,609.4		2,649.6		2,686.6		2,246.2

Retail
Allocated		133.8		74.9		342.9		1,207.1		1,661.5
Unallocated		182.4		182.4		501.8		1,544.8		1,745.6

Subtotal		316.2		257.3		844.7		2,751.9		3,407.1

Allowance for credit losses	Rs.	1,605.9	Rs.	1,866.7	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3

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
     Since fiscal 2001, we have experienced significant growth in our customer and geographical base, expanding from 0.9 million customers in 53 cities as of March 31, 2001 to 9.6 million customers in 228 cities as of March 31, 2006. In addition, we have changed our focus and business mix so that retail banking rather than wholesale banking is our more significant area, as net revenue from retail products has grown from 45.3% of total revenue for the fiscal year ended March 31, 2002, to 75.1% of total revenue for the fiscal year ended March 31, 2006. The higher proportion of retail loans in our portfolio allowed us to maintain our net interest margins in the 2001-2004 period when market yields in the overall economy were falling. However, with this increase in retail loans, we have increased our unallocated and specific loan loss provisions.
     Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, dividends from securities and other activities. We offer a wide range of loans to retail customers and offer primarily working capital loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of government of India treasury securities. Credit substitutes, principally consisting of our investments in commercial paper, debentures and preference shares issued by corporations, are part of the financing products we provide to our customers. Other investments include investment grade bonds issued by public sector undertakings and public financial institutions principally to meet RBI directed lending requirements, asset backed securities, mortgage-backed securities as well as equity securities and mutual funds. Interest revenue from other activities consists primarily of interest from inter-bank loans and interest paid by the RBI on cash deposits to meet our statutory cash reserve ratio requirements. Effective June, 2006 the RBI has discontinued the practice of paying interest on cash reserve ratio.
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
     We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities including current accounts which are non-interest bearing.
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
     Our financial condition and results of operations are affected by general economic conditions prevailing in India. The Indian economy has grown steadily over the past three years. GDP growth was, 8.1% in fiscal 2004, 6.9% in fiscal 2005 and 8.4% in fiscal 2006.
     In addition, interest rates have generally been rising during the last two years in line with global trends. During fiscal 2006 RBI increased the benchmark reverse repo rates upwards by 25 basis points on three occasions, in April 2005, October 2005 and January 2006.
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
Retail Loans
     We establish specific and unallocated allowances for our retail loans. The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels. We also establish unallocated allowances for each of our retail loan products. See “Selected Statistical Information — Investment Portfolio — Retail Loans”.
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
     For more information on the methodologies we have used to establish our allowance for credit losses, see “Selected Statistical Information — Non-Performing Loans — Recognition of Non-Performing Loans”.
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
Valuation of Investments
     Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers, which include commercial paper, short term debentures and preference shares and asset and mortgage backed securities.

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
New Accounting Pronouncements
Other-Than-Temporary Impairment and Its Application to Certain Investments
     In November 2003, the Financial Accounting Standards Board (“FASB”) ratified a consensus on the disclosure provisions of Emerging Issues Task Force (“EITF”) Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and other cost method investments are other-than-temporarily impaired. However, with the issuance of FASB Staff Position EITF 03-1-1, the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments have been deferred pending reassessment by the FASB. The remaining provisions of this standard, which primarily relate to disclosure, are required to be applied prospectively to all current and future investments accounted for in accordance with SFAS No. 115 and other cost method investments. We have complied with the disclosure provisions of this pronouncement.
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
     Under the modified retrospective method, we must restate our previously issued financial statements to recognize the amounts we previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. See note 2(v) to our audited financial statements included elsewhere in this report.

     Under both methods, we are permitted to use either a straight line or an accelerated method to amortize the cost as an expense. The standard permits and encourages early adoption.
     We intend to follow the prospective method. If we were to adopt SFAS No. 123(R) using the modified retrospective method, our net income would have been Rs. 900.9 million less than reported in the year ended March 31,2005 and Rs. 1,229.9 million less than reported in the fiscal year ended March 31, 2006.
Other- than- temporary impairments of securities
     FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FASB Statement No. 154, Accounting Changes and Error Corrections, will not have a material effect on our financial position or results of operation.
Accounting for Certain Hybrid Instruments
     In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments” which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation in accordance with SFAS No. 133. The statement is effective as of April 1, 2007. We are currently evaluating this standard to determine whether it will have a material effect on the Bank’s future financial position or results of operation.
Accounting for Servicing of Financial Assets
     In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets, an amendment to FASB Statement No. 140”, which permits but does not require an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in Consolidated Statement of Income. The statement is effective April 1, 2007. We are currently evaluating this standard to determine whether it will have a material effect on the bank’s future financial position or results of operation.
Fair Value Measurements
     In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective November 2007. We are currently evaluating this standard to determine whether it will have a material effect on the bank’s future financial position or results of operation.
Accounting for uncertainty in Income Taxes
     In June 2006, the FASB issued FIN No. 48, “Accounting for uncertainty in Income Taxes- an interpretation of FASB statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return besides it also provides guidance on several other similar issues. This interpretation is effective December 2006. We are currently evaluating this standard to determine whether it will have a material effect on the Bank’s future financial position or results of operation.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005
Net Interest Revenue after Allowance for Credit Losses
     Our net interest revenue after allowances for credit losses increased by 45.9% from Rs. 12.9 billion in fiscal 2005 to Rs. 18.9 billion in fiscal 2006. Our net interest margin increased from 3.9% in fiscal 2005 to 4.0% in fiscal 2006. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
					Increase/		% Increase/
	2005		2006		(decrease)		(decrease)
	(in millions, except percentages)
Interest on loans	Rs.	16,431.4	Rs.	28,853.8	Rs.	12,422.4	75.6%
Interest on securities, including dividends		11,543.5		13,165.2		1,621.7	14.1
Other interest revenue		1,234.5		1,509.0		274.5	22.2

Total interest and dividend revenue		29,209.4		43,528.0		14,318.6	49.0

Interest on deposits		11,074.1		15,590.1		4,516.0	40.8
Interest on short term borrowings		1,759.4		3,497.7		1,738.3	98.8
Interest on long term debt		390.2		534.0		143.8	36.8

Total interest expense		13,223.7		19,621.8		6,398.1	48.4

Net interest revenue		15,985.7		23,906.2		7,920.5	49.6

Allowance for credit losses Retail		2,925.5		4,956.0		2,030.5	69.4
Wholesale		122.7		76.0		(46.7)	(38.1)

Total		3,048.2		5,032.0		1,983.8	65.1

Net interest revenue after allowance for credit losses	Rs.	12,937.5	Rs.	18,874.2	Rs.	5,936.7	45.9%

Interest and Dividend Revenue
     Interest revenue from loans increased as average volume of loans increased by 58.0% from Rs. 204.9 billion in fiscal 2005 to Rs. 323.7 billion in fiscal 2006. Our average volume of retail loans increased by 66.6% from Rs. 94.4 billion in fiscal 2005 to Rs. 157.3 billion in fiscal 2006 primarily due to higher penetration of our retail loan products in existing markets and our expansion into new geographical areas. Our average volume of wholesale loans increased by 50.6% from Rs. 110.5 billion in fiscal 2005 to Rs. 166.4 billion in fiscal 2006 due to increased lending to existing customers as well as new customer acquisitions. These volume increases were also matched by a corresponding increase in yields. Yields on our loans increased from an average of 8.0% in fiscal 2005 to 8.9% in fiscal 2006. Loan yields increased as a result of the general increase in the interest rates.
     Despite a drop in yields in overall investments, interest and dividend from securities increased by 14.1%. This was primarily due to an increase in statutory liquidity ratio securities, and higher receipts on dividends on mutual fund units.

     Other interest revenue increased by 22.2% for fiscal 2006 compared to fiscal 2005 mainly due to an increase in earnings from inter bank and term placements.
Interest Expense
     Our interest expense on deposits increased by 40.8% from Rs. 11.1 billion in fiscal 2005 to Rs. 15.6 billion in fiscal 2006. Our average cost of deposits increased from 3.2% in fiscal 2005 to 3.4% in fiscal 2006 primarily as a result of an increase in the average cost of time deposits from 5.6% in fiscal 2005 to 6.0% in fiscal 2006. The proportion of savings account balances to average total deposits increased from 55.3% to 57.0%. Our interest expense on short-term borrowings increased by 98.8% as a result of an increase in borrowing in inter bank call money market. Our average cost of borrowing also increased from 4.1% in fiscal 2005 to 4.8% in fiscal 2006. Our interest expense on long-term debt increased by 36.8% primarily due to Rs. 12.0 billion of subordinated debt issued in the fiscal 2006.
Allowance for Credit Losses
     Allowances for credit losses increased by 65.1% for fiscal 2006 compared to fiscal 2005. During the same period, allowances for credit losses for retail loans increased by 69.4% from Rs. 2,925.5 million, to Rs. 4,956.0 million, at a lower rate than our retail loan book which grew by 104.0% from Rs. 112.7 billion to Rs. 229.3 billion. The retail loans increased due to an increase in our loan book consisting of credit cards and personal loans and expansion into new territories. The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels. The credit losses for the wholesale segment decreased by 38.1%, primarily due to large recoveries in NPL loans during the year ended March 31, 2006 compared to the year ended March 31, 2005.
Non- Interest revenue
     Our non-interest revenue increased by 47.9% from Rs. 8.2 billion in fiscal 2005 to Rs. 12.1 billion in fiscal 2006. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
					Increase/		% Increase/
	2005		2006		(decrease)		(decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	6,124.4	Rs.	10,949.6	Rs.	4,825.2	78.8%
Realized gains (losses) on sales of AFS securities		194.3		420.3		226.0	116.3
Realized gains (losses) on sales of HFT securities		(39.3)		(44.8)		(5.5)	(14.0)

Foreign exchange		911.7		994.0		82.3	9.0

Derivative transactions		204.0		(402.9)		(606.9)	(297.5)

Other		816.4		231.7		(584.7)	(71.6)

Total non-interest revenue	Rs.	8,211.5	Rs.	12,147.9	Rs.	3,936.4	47.9%

     Fees and commissions increased primarily because of growth in service and processing fee income related to retail banking services, which was due largely to an increased volume of ATM, credit card and debit card transactions, third party distribution earnings and other retail loans, and an increase in the standard rates for fees on retail transactions. In addition, our fees from the distribution of third party mutual funds and insurance increased considerably.
     Revenue from foreign exchange increased primarily due to an increase in the volume of foreign exchange transactions with retail and wholesale customers.
     Revenue from derivatives declined primarily due to lower customer volumes on derivatives as well as a decline in fair values on interest rate swaps due to changes in interest rates.
     The decrease in other non-interest revenue resulted from a decline in sales of portfolios of automobile loans, commercial vehicle loans and personal loans.
Non- Interest expense
     Our non-interest expense was comprised of the following:

	Year ended March 31,
					Increase/		% Increase/	2005 % of	2006 % of
	2005		2006		(decrease)		(decrease)	net revenues	net revenues
	(in millions except percentages)
Salaries and staff benefits	Rs.	3,249.9	Rs.	5,420.9	Rs.	2,171.0	66.8%	15.4%	17.5%

Premises and equipment		2,260.8		3,125.9		865.1	38.3	10.7	10.1

Depreciation and amortization		1,440.7		1,812.1		371.4	25.8	6.8	5.8

Administrative and other		4,462.5		7,487.9		3,025.4	67.8	21.1	24.1

Total non-interest expense	Rs.	11,413.9	Rs.	17,846.8	Rs.	6,432.9	56.4%	54.0%	57.5%

     Total non-interest expense increased by 56.4% from Rs. 11.4 billion in fiscal 2005 to Rs. 17.8 billion in fiscal 2006. This was primarily due to increased infrastructure costs related to the expansion of our branch and ATM networks and geographical coverage and higher volumes for our retail loan products. As a percentage of our net revenues, non-interest expense increased to 57.5% in fiscal 2006 compared to 54.0% in fiscal 2005.
     Salaries and staff benefits rose in absolute terms and as a percentage of revenue principally due to increased headcount to support our future growth. Our headcount increased from 9,030 employees as of March 31, 2005 to 14,878 employees as of March 31, 2006. Our premises and equipment expense increased because we expanded our distribution network from 467 branches and 1,147 ATMs as of March 31, 2005 to 535 branches and 1,323 ATMs as of March 31, 2006. In addition there are over 120 branches which are awaiting RBI approval to commence business. Depreciation and amortization and administrative and other expenses increased primarily due to an expansion of our branch and ATM networks and higher spending on technology and infrastructure to support growth in our retail loans and credit card business.
Income Tax
     Our income tax expense increased by 26.9% from Rs. 3.1 billion in fiscal 2005 to Rs. 4.0 billion in fiscal 2006. Our effective tax rate decreased from 32.1% in fiscal 2005 to 30.1% in fiscal 2006, principally due to higher tax-exempt income in the year ended March 31, 2006. Tax-exempt income consists principally of dividends and investment income from tax-exempt investments such as preference shares, mutual fund units and infrastructure bonds.
Net Income
     As a result of the foregoing factors, our net income after taxes increased by 39.3% from Rs. 6.6 billion in fiscal 2005 to Rs. 9.2 billion in fiscal 2006.

Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004
Net Interest Revenue After Allowance For Credit Losses
     Our net interest revenue after allowances for credit losses increased by 26.0% from Rs. 10.3 billion in fiscal 2004 to Rs. 12.9 billion in fiscal 2005. Our net interest margin increased from 3.8% in fiscal 2004 to 3.9% in fiscal 2005. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
					Increase/		% Increase/
	2004		2005		(decrease)		(decrease)
	(in millions, except percentages)
Interest on loans	Rs.	11,705.0	Rs.	16,431.4	Rs.	4,726.4	40.4%

Interest on securities, including dividends		11,776.9		11,543.5		(233.4)	(2.0)
Other interest revenue		1,109.6		1,234.5		124.9	11.3

Total interest and dividend revenue		24,591.5		29,209.4		4,617.9	18.8

Interest on deposits		10,279.2		11,074.1		794.9	7.7
Interest on short term borrowings		1,435.9		1,759.4		323.5	22.5
Interest on long term debt		268.0		390.2		122.2	45.6

Total interest expense		11,983.1		13,223.7		1,240.6	10.4

Net interest revenue		12,608.4		15,985.7		3,377.3	26.8

Allowance for credit losses
Retail		918.5		2,925.5		2,007.0	218.5
Wholesale		1,424.9		122.7		(1,302.2)	(91.4)
Total		2,343.4		3,048.2		704.8	30.1

Net interest revenue after allowance for credit losses	Rs.	10,265.0	Rs.	12,937.5	Rs.	2,672.5	26.0%

Interest and Dividend Revenue
     Interest revenue from loans increased as average volume of loans increased 50.1% from Rs. 136.5 billion in fiscal 2004 to Rs. 204.9 billion in fiscal 2005. Our average volume of retail loans increased by 78.4% from Rs. 52.9 billion in fiscal 2004 to Rs. 94.4 billion in fiscal 2005, primarily due to higher penetration of our retail loan products in existing markets and our expansion into new geographical areas. Our average volume of wholesale loans increased by 32.2% from Rs. 83.6 billion in fiscal 2004 to Rs. 110.5 billion in fiscal 2005 due to increased lending to existing customers as well as new customer acquisitions. However, these volume increases were partially offset by a reduction in yields. Yields on our loans decreased from an average of 8.6% in the fiscal 2004 to 8.0% in fiscal 2005. Loan yields declined as a result of the general decline in interest rates and increased competition.
     Interest and dividend revenue from securities declined principally due to lower receipts of dividends on mutual fund units in the fiscal year ended March 31, 2005 as well as a decline in yields. These decreases were partially offset by an increase in the volume of investments and income from investments in government securities

     Other interest revenue increased by 11.3% for fiscal 2005 compared to fiscal 2004 due to an increase in earnings from balances maintained with the RBI. This increase in balances was on account of higher statutory cash reserve maintenance requirements during the fiscal year ended March 31, 2005.
Interest Expense
     Our interest expense on deposits increased by 7.7 % to Rs. 11.1 billion due to an increase in average volume of deposits of 30.4% from Rs. 262.7 billion in fiscal 2004 to Rs. 342.7 billion in fiscal 2005 primarily as a result of our expanded retail branch network. Our average cost of deposits decreased from 3.9% in fiscal 2004 to 3.2% in fiscal 2005 primarily as a result of a decline in the average cost of time deposits from 6.2% to 5.6% and an increase in the proportion of relatively lower cost average current accounts (which are non interest-bearing) and savings account balances to average total deposits from 46.9% in fiscal 2004 to 55.3% in fiscal 2005
     Our interest expense on short-term borrowings increased by 22.5% as a result of an increase in borrowing in inter bank call money market partially offset by decrease in the average cost of borrowing from 4.3 % as of March 31, 2004 to 4.1% as of March 31, 2005. Our interest expense on long-term debt increased, primarily due to Rs. 4.0 billion of subordinated debt issued in the last quarter of fiscal 2004.
Allowance for Credit Losses
     Allowances for credit losses increased by 30.1% for fiscal 2005 compared to fiscal 2004. During the same period, allowances for credit losses for retail loans increased by 218.5% from Rs. 918.5 million to Rs. 2,925.5million at a greater rate than our retail loan book which grew by 53.8% from Rs. 73.3 billion to Rs. 112.7 billion, due to an increase in our unsecured loan book consisting of credit cards and personal loans and expansion into new territories where there are higher rates of delinquency compensated by higher yields. Allowances for credit losses for the wholesale segment decreased by 91.4%, primarily due to a large number of recoveries during the year ended March 31, 2005 compared to the year ended March 31, 2004.
Non Interest revenue
     Our non-interest revenue increased by 74.8% from Rs. 4.7 billion in fiscal 2004 to Rs. 8.2 billion in fiscal 2005. The following table sets out the components of our non-interest revenue:

	Year ended March 31,
					Increase/		% Increase/
	2004		2005		(decrease)		(decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	3,140.7	Rs.	6,124.4	Rs.	2,983.7	95.0%

Realized gains (losses) on sales of AFS securities		(48.3)		194.3		242.6	(502.3)

Realized gains (losses) on sales of HFT securities		396.8		(39.3)		(436.1)	(109.9)

Foreign exchange		740.0		911.7		171.7	23.2

Derivative transactions		443.9		204.0		(239.9)	(54.0)

Other		24.5		816.4		791.9	3,232.2

Total non-interest revenue	Rs.	4,697.6	Rs.	8,211.5	Rs.	3,513.9	74.8%

     Fees and commissions increased primarily because of growth in service and processing fee income related to retail banking services, which was due largely to an increased volume of ATM, credit card and debit card transactions and other retail loans, and an increase in the standard rates for fees on retail transactions. In addition our depository fees increased as a result of increased stock market activity as did fees from the distribution of third party mutual funds and insurance.
     Revenues from foreign exchange increased primarily due to an increase in the volume of foreign exchange transactions with retail and wholesale customers.
     Revenues from derivatives declined primarily due to lower customer volumes on derivatives as well as a decline in fair values on interest rate swaps due to changes in interest rates.
Non-Interest Expense
     Our non-interest expense comprised of the following:

	Year ended March 31,
					Increase/		% Increase/	2004 % of net	2005 % of net
	2004		2005		(decrease)		(decrease)	revenues	revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	2,154.0	Rs.	3,249.9	Rs.	1,095.9	50.9%	14.4%	15.4%
Premises and equipment		1,828.5		2,260.8		432.3	23.6	12.2	10.7
Depreciation and amortization		1,254.9		1,440.7		185.8	14.8	8.4	6.8
Administrative and other		3,131.9		4,462.5		1,330.6	42.5	20.9	21.1

Total non-interest expense	Rs.	8,369.3	Rs.	11,413.9	Rs.	3,044.6	36.4%	55.9%	54.0%

     Total non interest expense increased by 36.4% from Rs. 8.4 billion in fiscal 2004 to Rs. 11.4 billion in fiscal 2005. This was primarily due to an increase in infrastructure costs related to the expansion of our branch and ATM networks and geographical coverage and higher volumes for our retail loan products. As a percentage of our net revenues, non-interest expense decreased to 54.0% in fiscal 2005 compared to 55.9% in fiscal 2004.
     Salaries and staff benefits rose in absolute terms and as a percentage of revenue principally due to increased headcount to support our future growth. Our headcount increased from 5,673 employees as of March 31, 2004 to 9,030 employees as of March 31, 2005. Salaries and staff benefits in the year ended March 31, 2005 also included a charge of Rs. 310.2 million for compensation expense arising out of options granted compared to Rs. 135.1 million in the year ended March 31, 2004. Our premises and equipment expense increased because we expanded our distribution network from 312 branches and 910 ATMs as of March 31, 2004 to 467 branches and 1,147 ATMs as of March 31, 2005. Depreciation and amortization expense and administrative and other expenses increased primarily due to expansion of our branch and ATM networks and higher spending on technology and infrastructure to support growth in our retail loans and credit card business.
Income Tax
     Our income tax expense increased by 70.0% from Rs. 1.8 billion in fiscal 2004 to Rs. 3.1 billion in fiscal 2005. Our effective rate of tax increased from 27.9% in fiscal 2004 to 32.1% in fiscal 2005, principally due to an increase of 0.72% in the statutory income tax rate and higher permanent differences in the form of stock based compensation and lower tax exempt income in the year ended March 31, 2005. Tax-exempt income consists principally of dividends and investment income from tax-exempt investments such as preference shares, mutual fund units and infrastructure bonds.
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

		Years ended March 31,
	2004	2005	2006
	(In millions)
Cash flows from operating activities:
Net income	Rs. 4,754.5	Rs. 6,609.7	Rs. 9,187.1
Non cash adjustment to net income	4,520.0	5,021.2	12,144.0

Subtotal	9,274.5	11,630.9	21,331.1

Net change in other assets and liabilities	30,981.40	(9,886.2)	11,285.0

Net cash provided/(used) by operating activities	40,255.9	1,744.7	32,616.1

Cash flows from investing activities:
Net change in term placements	4,182.2	(5,134.3)	(1,544.2)
Net change in Investment	(57,535.2)	(17,516.4)	(78,453.7)
Purchase of subsidiary			155.8
Proceeds from loans securitized	5,917.4	48,234.6	19,733.3
Loans Purchased	(6,180.7)	(18,309.8)	(8,952.3)
Collections from Loans Purchased	2,233.3	16,621.2	5,216.0
Increase in loans originated, net of principal collections	(63,818.4)	(127,777.5)	(159,840.8)
Additions to property and equipment	(2,119.0)	(2,433.3)	(3,701.4)

Net cash used in investing activities	(117,320.4)	(106,315.5)	(227,387.3)

Cash flows from financing activities:
Net increase in deposits	80,302.0	59,480.5	193,762.9
Net increase/(decrease) in short-term borrowings	2,484.6	38,014.9	13,597.6
Net increase/(decrease) in long-term debt	3,970.0	(1,057.9)	12,000.5
Proceeds from issuance of equity shares for options exercised	203.6	659.1	625.8
Proceeds from issuance of ADSs	—	12,747.6	—
Proceeds from applications received for shares pending allotment	125.5	423.3	—
Payment of dividends and dividend tax	(955.7)	(1,131.3)	(1,597.1)

Net cash provided by financing activities	86,130.0	109,136.2	218,389.7

Net change in cash	9,065.5	4,565.4	23,618.5
Cash and cash equivalents, beginning of year	23,944.9	33,010.4	37,575.8

Cash and cash equivalents, end of year	Rs. 33,010.4	Rs. 37,575.8	Rs. 61,194.3

Cash flows from operations
     Our net cash from operations reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net income after adjusting for tax and non-cash adjustments increased in the periods shown. Movements in other assets and liabilities also had a significant impact on the net cash flow from operations in fiscal 2006. This was primarily on account of the increase in cash floats associated with our transactional services by over Rs. 9.0 billion and bills payable by Rs. 5.2 billion.
Cash flows from financing activities
     Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Deposits have increased over time as our business has expanded. Our total deposits increased by 53.3% from Rs. 363.5 billion in fiscal 2005 to Rs. 557.3 billion in fiscal 2006. Savings account deposits at Rs. 161.9 billion and current account deposits at Rs. 147.1 billion, together accounted for approximately 55.4% of the total deposits as of March 31, 2006. There has been a 73.6% increase in our time deposits from Rs. 143.1 billion in fiscal 2005 to Rs. 248.3 billion in fiscal 2006, which contributed to the significant overall increase in deposits.
     The short-term borrowings are utilized for our Treasury Operations. In the fiscal 2006, our short term borrowings increased by 21.9% to Rs. 75.7 billion from Rs. 62.1 billion in fiscal 2005.
     During the year ended March 31, 2006 we raised Rs. 12.0 billion subordinated debt at an annualized coupon between 7.5% to 8.6% and having maturity ranging from nine to ten years. During the year ended March 31, 2006 we raised Rs. 12.0 billion subordinated debt at an annualized coupon between 7.5% to 8.6% and having maturity ranging from nine to ten years. Subordinated debt qualifies for Tier 2 capital. Subsequent to March 31, 2006, we have raised debt aggregating to Rs. 10.1 billion that qualifies for Tier 2 capital, at an annualized coupon between 8.4% to 9.2% and having maturity ranging from ten to fifteen years and perpetual debt aggregating to Rs. 2 billion that qualifies as Tier 1 capital, at a semi annualized coupon of 9.9%.
Cash flows from investing activities
     We used our cash from operations and financing activities primarily to invest in our retail loan book. Our growth in investments reflected primarily an increase in statutory liquidity ratio investments that was required as our business expanded. The net change in investment at March 31, 2006 was Rs. 78.5 billion. This increase was primarily due to increase in investments required to meet our statutory liquidity ratio during the year. These investments increased from Rs. 111.8 billion in fiscal 2005 to Rs. 188.1 billion in fiscal 2006.
     The net change in loans (net of principal collections) increased from Rs. 129.5 billion in fiscal 2005 to Rs. 163.6 billion in fiscal 2006. This was mainly due to increase in Retail Loans, which increased by 104.0 % in fiscal 2006.
     During the fiscal year 2005-06, the RBI issued guidelines on securitization transactions vide its circular dated February 1, 2006. Prior to the issuance of the said guidelines any gain or loss from the sale of receivables was recognized in the period in which the sale occurred. Now with the new guidelines, the Bank is required to amortize any profit or premium arising on account of sale of receivables over the life of the securities sold out while any loss arising on account of sale is required to be recognized in the profit/ loss account for the period in which the sale occurs. Also, credit enhancements are now reduced from capital, and so is any securitization paper in excess of the prescribed limits. The securitization market has thus slowed down, and the decline in sale of receivables portfolio from Rs. 48.2 billion in fiscal 2005 to Rs. 19.7 billion in fiscal 2006 is primarily because of the same.
Financial Condition
Assets
     The following table sets forth the principal components of our assets as of March 31, 2005 and March 31, 2006:

	As of March 31,
					Increase/		% Increase/
	2005		2006		(decrease)		(decrease)
	(in millions except percentages)
Cash and cash equivalents	Rs.	37,575.8	Rs.	61,194.3	Rs.	23,618.5	62.9%

Term placements		8,699.6		10,243.7		1,544.1	17.7

Investments held for trading		1,278.5		2,945.6		1,667.1	130.4

Investments available for sale		204,292.8		273,457.0		69,164.2	33.9

Investments held to maturity		—		—		—	—

Securities purchased under agreements to resell		—		4,200.0		4,200.0	—

Loans, net		256,486.9		395,274.3		138,787.4	54.1

Accrued interest receivable		4,912.1		8,662.7		3,750.6	76.4

Property and equipment		7,083.2		8,714.6		1,631.4	23.0

Other assets		15,215.3		26,277.2		11,061.9	72.7

Total assets	Rs.	535,544.2	Rs.	790,969.4	Rs.	255,425.2	47.7%

     Our total assets increased by 47.7% to Rs. 791.0 billion in fiscal 2006 from Rs. 535.5 billion in fiscal 2005.
     There was a 33.9% increase in AFS securities primarily on account of a rise in the bank’s statutory liquidity ratio requirements during the year. Securities purchased under agreements to resell represents the reverse repo transactions that the bank had entered with the RBI on March 31, 2006.
     Net loans increased due to increases in both our retail and wholesale products. Our retail loan volume increased by 104.0% from Rs. 112.7 billion in fiscal 2005 to 229.3 billion in fiscal 2006, which reflected our increased focus on retail loans.
     Our property and equipment increased as we expanded our distribution network from 467 branches and 1,147 ATMs as of March 31, 2005 to 535 branches and 1,323 ATMs as of March 31, 2006 and invested in other infrastructure to support our growth. In addition there are over 120 branches which are awaiting RBI approval for commencing business.
Liabilities and Shareholders’ Equity
     The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2005 and March 31, 2006:

	As of March 31,
					Increase/		% Increase/
	2005		2006		(decrease)		(decrease)
	(in millions except percentages)
Liabilities
Interest bearing deposits	Rs.	257,237.9	Rs.	410,181.2	Rs.	152,943.3	59.5%
Non-interest bearing deposits		106,304.6		147,124.2		40,819.6	38.4%

Total deposits		363,542.5		557,305.4		193,762.9	53.3%

Short-term borrowings		62,079.1		75,676.7		13,597.6	21.9%
Accrued interest payable		5,843.0		8,264.1		2,421.1	41.4%
Long-term debt		5,028.1		17,028.6		12,000.5	238.7%
Accrued expenses and other liabilities		49,713.5		77,201.8		27,488.3	55.3%

Total liabilities		486,206.2		735,476.6		249,270.4	51.3%

Minority Interest		—		225.3		225.3

Shareholders’ equity		49,338.0		55,267.5		5,929.5	12.0%

Total liabilities and shareholders’ equity	Rs.	535,544.2	Rs.	790,969.4	Rs.	255,425.2	47.7%

     Our total liabilities increased by 51.3% from Rs. 486.2 billion in fiscal 2005 to Rs. 735.5 billion in fiscal 2006. The increase in our interest bearing deposits was principally due to new customers acquired as we expanded our branch network and achieved greater penetration of our customer base through cross sales of our products. Of our total deposits as of March 31, 2006 retail deposits accounted for 62.3% amounting to Rs. 347.3 billion and wholesale deposits accounted for the balance.
     Accrued expenses and other liabilities increased principally because of an increase in bills payable and remittances in transit as of March 31, 2006 compared to March 31, 2005.
     Most of our funding requirements are met through short term and medium term funding sources. Of our total non-equity sources of funding as of March 31, 2006, deposits accounted for approximately 75.8% with short term borrowings accounting for approximately 10.3% and long-term debt accounting for approximately 2.3%. In our experience, a substantial portion of our deposits are rolled over upon maturity and are, over time, a stable source of funding. However, the continuation of our deposit base could be adversely affected in the event of deterioration in the economy or if the interest rates offered by us differ significantly from those offered by our competitors. Our short-term borrowings, which are comprised primarily of money-market borrowings, increased by 21.9%. During the year the Bank also raised long term subordinated debt of Rs. 12.0 billion at an annualized coupon between 7.5% to 8.6% and having a maturity ranging from 9 to 10 years.
     Shareholders’ equity increased primarily due to an increase in our retained earnings. As of March 31, 2006 our shareholders’ equity included Rs. 1.3 billion of unrealized loss on available for sale securities.
Capital
     We are subject to the capital adequacy requirements of the RBI, which are primarily based on the capital adequacy accord reached by the Basel Committee of the Bank of International Settlements in 1988. For a description of the RBI’s capital adequacy guidelines, see “Supervision and Regulation — Capital Adequacy Requirements”. We are required to maintain a minimum ratio of total capital to risk adjusted assets as determined by a specified formula of 9.0%, at least half of which must be Tier 1 capital, which is generally shareholders’ equity.
     Our regulatory capital and capital adequacy ratios as measured in accordance with Indian GAAP are as follows:

	As of March 31,
	2005		2006
	(in millions except percentages)

Tier 1 capital	Rs.	39,621.6	Rs.	51,499.1
Tier 2 capital		10,547.3		17,207.1

Total capital	Rs.	50,168.9	Rs.	68,706.2

Total risk weighted assets and contingents	Rs.	412,710.3	Rs.	602,176.2

Capital ratios
Tier 1		9.60%		8.55%
Total capital		12.16%		11.41%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%

Total capital		9.00%		9.00%
     As shown above, our Tier 1 capital ratio decreased to 8.55% and our total capital ratio decreased to 11.46% as of March 31, 2006.
     Our Indian GAAP financial statements include general provisions (unallocated allowances) of Rs. 1.5 billion and Rs. 1.9 billion as of March 31, 2005 and March 31, 2006, respectively, which qualify for Tier 2 capital subject to a ceiling of risk weighted assets.
     Pursuant to the issuance of securitization guidelines by RBI, the Bank has given the following treatment to credit enhancements provided to an investor or a special purpose vehicle:
•     50% of each of the first and second loss credit enhancement * is reduced from Tier 1 and Tier 2 capital respectively.
•      Commitment to provide liquidity facility, to the extent not drawn, is considered an off-balance sheet item and is given 100% credit        conversion factor as well as 100% risk weight.
(* For transactions prior to issuance of Draft Securitization Guidelines, credit enhancements provided as cash collateral have been reduced from Tier 1 and Tier 2 capital)
     The RBI Tier 1 capital and total capital ratios are expected to change with the implementation of the Basel II standards by fiscal 2007. Under Basel II, there will be three methods for determining the risk weighting of assets for purposes of calculating capital requirements for credit risk, consisting of one “standardized” method in which external ratings are used and two methods in which a bank’s internal ratings are used. The RBI has said that Indian banks should use the standardized method but it may later permit banks to migrate to the internal ratings based approaches. We have been closely following the development of Basel II and have participated in studies conducted by the RBI to analyze the effects of Basel II. Since the publication of the final framework in June 2004, we have been reviewing our systems and procedures, particularly in the areas of credit rating, risk architecture, technology support and process documentation, to ensure that we are in a position to implement the new framework and, in particular, to follow an internal ratings based approach once that is permitted by the RBI. This will supplement the risk management systems that we already have in place. Recent RBI guidelines require banks to analyse their capital ratios under the current and the proposed guidelines and report these to the board of directors of the Bank at regular intervals. We are in a position to comply with this requirement.
Capital Expenditure
     Our capital expenditures consist principally of branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 2,036.6 million in fiscal 2007, of which we intend to invest approximately Rs. 151.3 million to expand our branch, ATM and Electronic Data Capture terminal networks and Rs. 1,885.2 million in other technological initiatives. As of March 31, 2006, we had entered into capital commitments of Rs.

946.8 million which we plan to fund through internal accruals. However, we have no commitments to make the balance of the planned capital expenditures and the foregoing amounts and purposes may change depending on business conditions.
Financial Instruments and Off-Balance Sheet Arrangements
Foreign Exchange and Derivatives
     We enter into foreign exchange and derivative transactions for our customers and for our own account. Our foreign exchange contracts include forward exchange contracts, currency swaps and currency options. Our derivative contracts include rupee-based interest rate swaps, forward rate agreements and cross-currency derivatives primarily for corporate customers. We enter into transactions with our customers and typically lay off exposures in the inter-bank market. We also trade rupee-based interest rate swaps for our own account and enter into foreign exchange contracts to cover our own exposures. We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. See “Business — Treasury — Derivatives”.
     The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts as of March 31, 2005 and March 31, 2006, together with the related fair value, which is the mark-to-market impact of the derivative and foreign exchange products on the reporting date. We do not net exposures to the same counter party in calculating these amounts.

	As of March 31,
	2005				2006
	Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	780,211.6	Rs.	(79.7)	Rs.	1,209,102.8	Rs.	(593.1)
Forward exchange contracts, currency swaps and currency options	Rs.	571,445.0	Rs.	731.2	Rs.	845,329.3	Rs.	1,025.8
     Our trading activities for the above derivative instruments are carried out in the inter-bank market, which is a non-exchange informal market. However, these markets generally either provide price discovery or sufficient data to reliably estimate fair values of financial instruments.
Guarantees and Documentary Credits
     As a part of our commercial banking activities, we issue documentary credits and guarantees. Documentary credits, such as letters of credit, enhance the credit standing of our customers. Guarantees generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment toward a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The nominal values of guarantees and documentary credits for the dates set forth below were as follows:

	As of March 31,
	2005		2006
	(In millions)
Bank guarantees:
Financial guarantees	Rs.	14,365.4	Rs.	21,141.0

Performance guarantees		9,954.4		12,940.9

Documentary credits		27,930.2		24,103.7

Total	Rs.	52,250.0	Rs.	58,185.6

     Guarantees and documentary credits outstanding increased by 11.4% to Rs. 58.2 billion as of March 31, 2006, principally due to general growth in our wholesale banking business.
Loan Sanction Letters
     In some cases we issue sanction letters to customers, indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made increased from Rs. 65.2 billion as of March 31, 2005 to Rs. 110.8 billion as of March 31, 2006. If requested, we make these loans subject to the customer’s credit worthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 23 to our Financial Statements.
Contractual Obligations and Commercial Commitments
Contractual Obligations

	Payments due by period, as of March 31,2006
			Less than						After
	Total		1 year		1-3 years		3-5 years		5 years
	(In millions)
Subordinated debt	Rs.	17,020.0	Rs.	1,000.0	Rs.	—	Rs.	—	Rs.	16,020.0

Other long term debt(a)		8.5		3.4		5.1		—		—
Operating leases(b)		10,001.7		397.7		322.7		1,137.1		8,144.2

Unconditional purchase obligations(c)		946.8		946.8		—		—		—

Total contractual cash obligations	Rs.	27,977.0	Rs.	2,347.9	Rs.	327.8	Rs.	1,137.1	Rs.	24,164.2

a)	Other long term debt consists of capital lease obligations of Rs. 0.4 million pertaining to assets taken on leases, such as ATMs, VSATs and other equipment, and a loan of Rs. 8.1 million from the Indian Renewable Energy Development Authority used to finance solar equipment.

b)	Operating leases are principally for the lease of office, branch and ATM premises, and residential premises for executives.

c)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2006. See “— Capital Expenditures”.

Commercial Commitments
     Our commercial commitments consist principally of letters of credit, guarantees, foreign exchange contracts and derivative contracts.
     Based on historical trends, we have recognized a liability of Rs. 101.8 million as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” issued in November 2002.
     As part of our risk management activities, we continuously monitor the credit worthiness of customers as well as guarantee exposures. However, if a customer fails to perform a specified obligation to a beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event, we make payment to the beneficiary on account of the indebtedness of the customer or make payment on account of the default by the customer in the performance of an obligation, up to the full notional amount of the guarantee. The customer is obligated to reimburse us for any such payment. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. The residual maturities of the above obligations as of March 31, 2006 are set forth in the following table:

	Amount of commitment expiration per period
	Total amounts		Less than
	committed		1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary Credits	Rs.	24,103.7	Rs.	21,618.9	Rs.	2,246.9	Rs.	213.6	Rs.	24.3
Guarantees		34,081.9		11,065.3		14,921.1		4,439.2		3,656.3
Forward exchange contracts		734,733.7		657,150.5		77,517.8		65.4		—
Derivative contracts*		1,319,698.4		74,474.0		559,690.9		269,349.8		416,183.7

Total contractual cash obligations	Rs.	2,112,617.7	Rs.	764,308.7	Rs.	654,376.7	Rs.	274,068.0	Rs.	419,864.3

*	Denotes notional principal amounts.

MANAGEMENT
Directors and Executive Officers
     Our Memorandum and Articles of Association (the “Articles”) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than fifteen directors, excluding directors appointed pursuant to the terms of issued debt. Our Board of Directors consisted of nine members as of March 31, 2006.
     As per the Indian Companies Act, 1956 (the “Companies Act”), at least two-thirds of our directors are required to retire by rotation, with one third of these retiring at each annual general meeting. As on March 31, 2006, seven out of our nine directors retire by rotation. However, any retiring director may be re-appointed by resolution of the shareholders.
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
     The Banking Regulation Act requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Out of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and rural economy, co-operation or small-scale industry. Dr. Gadwal has specialized knowledge and experience in the agricultural sector. Mr. Ashim Samanta has specialized knowledge and experience in small-scale industry.
     Interested directors may not vote at board proceedings, except where the interest is based solely on a contract of indemnity for which the director is a surety, the interest is based on the director’s involvement as director of another company and holder of shares of that company, or where a proper notification has been given under the Companies Act.
     None of our directors or executive officers hold 1% or more of our shares.

     Our Board of Directors as of March 31, 2006 was comprised of:

Name	Position	Age

Mr. Jagdish Capoor	Chairman	67
Mr. Aditya Puri	Managing Director	55
Dr. V. R. Gadwal	Non-Executive Director	68
Mr. Vineet Jain	Non-Executive Director	40
Mr. K. M. Mistry	Non-Executive Director	52
Mrs. Renu Karnad	Non-Executive Director	54
Mr. Arvind Pande	Non-Executive Director	64
Mr. Bobby Parikh	Non-Executive Director	42
Mr. Ashim Samanta	Non-Executive Director	52
     Mr. Anil Ahuja resigned with effect from June 17, 2005 and Mr. Ranjan Kapur resigned with effect from March 29, 2006.
     Our executive officers as of March 31, 2006 were as follows:

Name	Position	Age

Mr. Aditya Puri	Managing Director	55
Mr. Vinod G. Yennemadi	Head, Finance, Administration, Legal and Secretarial	64
Mr. Samir Bhatia	Head, Corporate Banking	42
Mr. Harish Engineer	Head, Wholesale Banking	57
Mr. Sudhir Joshi	Head, Treasury	59
Mr. C. N. Ram	Head, Information Technology	49
Mr. Bharat Shah	Head, Depositary Services and Merchant Services	59
Mr. G. Subramanian	Head, Audit, Compliance, Vigilance and Service Quality	58
Mr. Paresh Sukthankar	Head, Credit and Market Risk and Human Resources	43
Mr. A. Rajan	Head, Operations	54
Mr. Abhay Aima	Head, Equities and Private Banking	43
     Mr Neeraj Swaroop resigned, as Head, Retail Banking with effect from August 10, 2005. Mr. Aditya Puri presently monitors the Retail Banking activities.
     Mr. Samir Bhatia resigned as Head, Corporate Banking with effect from July 31, 2006. Mr. Harish Engineer presently monitors the Corporate Banking activities.
     The business address for our directors and officers is ‘HDFC Bank House’, Senapati Bapat Marg, Lower Parel (West), Mumbai — 400 013, India.
     The following are brief biographies of our existing directors:
     Mr. Jagdish Capoor holds a Master of Commerce degree and is a Certified Associate of the Indian Institute of Bankers. Mr. Capoor was appointed as part-time Chairman for a period of 3 years with effect from July 6, 2001. At the Annual General Meeting held on May 26, 2004, the shareholders approved the re-appointment of Mr. Capoor as Chairman on a part-time basis for three years beginning July 6, 2004 upon revised terms and conditions. Prior to joining us, Mr. Capoor was a Deputy Governor of the RBI. Mr. Capoor was Chairman of Deposit Insurance & Credit Guarantee Corporation of India and Bharatiya Reserve Bank Note Mudran Ltd. and served as a director on the boards of Bank of Baroda, Export Import Bank of India, State Bank of India, the National Bank for Agriculture and Rural Development and the National Housing Bank. Presently, Mr. Capoor is a director of The Indian Hotels Co. Ltd. and Assets Care

Enterprise Ltd. He is also a member of the Board of Governors of the Indian Institute of Management, Indore and the Chairman of Bombay Stock Exchange Ltd. Mr. Capoor is a member of the Audit Committee of Indian Hotels Co. Ltd. He is also a member of the Audit Committee of Assets Care Enterprise Limited.
     Mr. Aditya Puri holds a Bachelor’s degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Mr. Puri has been our Managing Director since September 1994. Mr. Puri has over 32 years of experience in both domestic and international banking. Prior to joining us, Mr. Puri was the chief executive officer of Citibank, Malaysia from 1992 to 1994. At the Annual General Meeting held on May 26, 2004, the shareholders approved, subject to RBI approval, the re-appointment of Mr. Puri as Managing Director from September 30, 2005 to March 31, 2007 upon revised terms and conditions. The RBI has approved the Managing Director’s remuneration through March 31, 2005. Further, at our 12th Annual General Meeting held on May 30, 2006, the shareholders also approved the reappointment of our Managing Director for a three-year period, with effect from April 1, 2007 upon revised terms and conditions, subject to RBI approval. Mr. Puri has been appointed on the Board of SAMEA (South Asia, Middle East and Africa-Region) Board of Master Card International.
     Dr. V. R. Gadwal holds a Bachelor and a Master of Science degree from Osmania University, Hyderabad and a doctorate in agriculture from the Indian Agricultural Research Institute, New Delhi. He is also a Fellow Member of the Botanical Society of India and the Indian Society of Genetics and Plant Breeding. Dr. Gadwal has been one of our non-executive directors since March 15, 1999. Dr. Gadwal also serves as a consultant and advisor to agricultural research and development institutions such as Maharashtra Hybrid Seeds Co. Ltd (MAHYCO) and MAHYCO Research Foundation. Presently, Dr. Gadwal is the President of the Indian Society for Cotton Improvement.
     Mr. Vineet Jain holds a Bachelor of Science degree and a degree in International Business Administration — Marketing. Mr. Jain has been our non-executive director since April 14, 2001. He also serves as the Managing Director of Bennett, Coleman & Co. Ltd, and as the Chairman, inter alia of Times Internet Ltd., Times of Money Ltd., Bharat Nidhi Ltd. Worldwide Media Ltd and Times Global Broadcasting Co. Ltd. He is also on the boards of Times Infotainment Media Ltd., The Press Trust of India Ltd., Times Journal India Private Ltd. and Times Centre for Media Studies. Mr. Jain is a nominee of the Bennett Coleman Group.
     Mr. Keki Mistry holds a Bachelor of Commerce degree in Advanced Accountancy and Auditing and is also a Chartered Accountant. He was actively involved in setting up several HDFC group companies, including HDFC Bank. Mr. Mistry had been deputed on consultancy assignments for the Commonwealth Development Corporation to Thailand, Mauritius, Caribbean Islands and Jamaica. He has also worked as a consultant for the Mauritius Housing Company and for the Asian Development Bank. Mr. Mistry is the Managing Director of HDFC Ltd. and the Chairman of GRUH Finance Ltd. and Intelenet Global Services Private Ltd. He serves as director of, inter alia HDFC Developers Ltd., HDFC Chubb General Insurance Company Ltd., HDFC Trustee Company Ltd., HDFC Standard Life Insurance Co. Ltd., Infrastructure Leasing & Financial Services Ltd., Sun Pharmaceutical Industries Ltd., Mahindra Holidays & Resorts India Ltd., The Great Eastern Shipping Co. Ltd., NexGen Publishing Ltd., India Value Fund Advisors Pvt. Ltd. Mr. Mistry is a member of the Investor Grievance Committee of HDFC Limited and is a member of Share Transfer Committee of Infrastructure Leasing & Financial Services Limited. He is also a member of Audit Committee of HDFC Standard Life Insurance Company Limited, HDFC Chubb General Insurance Company Limited (Chairman), HDFC Trustee Company Limited, GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited, Sun Pharmaceutical Industries Limited (Chairman).
     Mrs. Renu Karnad is a law graduate and also holds a Master’s degree in Economics from Delhi University. Mrs. Karnad is an executive director of HDFC Ltd. She is a director, inter alia of HDFC Asset Management Co. Ltd, GRUH Finance Ltd, HDFC Realty Ltd, Credit Information Bureau (India) Ltd, Feedback Ventures Ltd, HDFC Chubb General Insurance Company Ltd, Mother Dairy Fruits & Vegetables Ltd, Ascendas Pte Ltd, Singapore, ICI India Ltd, Home Loan Services India Private Limited, Egyptian Housing Finance Company (EHFC) S.A.E. and Intelenet Global Services Private Limited. She is a member of Compensation/Remuneration Committee of GRUH Finance Limited and Credit Information Bureau (India)

Ltd. She is a member of Audit Committee of HDFC Chubb General Insurance Company Limited, Credit Information Bureau (India) Ltd and ICI India Limited.
     Mr. Arvind Pande holds a Bachelor of Science degree from Allahabad University and a BA (Hons.) and MA (Economics) degrees from Cambridge University, U.K. He started his career in Indian Administrative Services and has held various positions in the government of India. He was a Joint Secretary to the Prime Minister of India for Economics, Science and Technology issues. He was a director of the department of Economic Affairs in the Ministry of Finance, Government of India and has dealt with World Bank aided projects. He was the Chairman and Chief Executive Officer of The Steel Authority of India Ltd. Mr. Pande is a director, inter alia of Sandhar Technologies Ltd, IVRCL Infrastructure & Projects Ltd, Visa Steel Ltd, Assets Care Enterprise Ltd and Era Constructions (India) Ltd. Mr. Pande is Chairman of Audit Committee of IVRCL Infrastructure and Projects Limited.
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
     Mr. Ashim Samanta holds a Bachelor of Commerce degree from University of Bombay and has wide experience in business for nearly 26 years. He possesses vast experience in the field of bulk drugs and pharmaceutical formulations. He is a director of Samanta Organics Private Limited for the last 16 years. He is a partner of a firm which manages mid-sized poultry farms. Mr. Samanta has also been engaged in setting up and running of film editing and dubbing studio.
     The following are brief biographies of our existing executive officers:
     Mr. A. Rajan holds a Bachelor of Science degree. He has over 26 years of experience in various aspects of operations in banking. He was part of the core management team that set up the bank, as its Head of Operations, and was responsible for creating the Operations team and detailed Operating Procedures. Afterwards, he was also the CEO of Flexcel International Private Ltd for three years. He is now once again the Head — Operations.
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
     Mr. C. N. Ram holds a Bachelor of Technology Degree in Electrical Engineering from the Indian Institute of Technology and a Postgraduate Diploma in Management from the Indian Institute of Management. Mr. Ram has served as Head, Information Technology since July 1994. In addition, he also serves as a director on the boards of a number of companies, including our affiliates, SolutionNET India Private Ltd, Flexcel International Private Ltd, Softcell Technologies Ltd and HDFC Securities Ltd.
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

     Mr. Harish Engineer holds a Bachelor of Science degree in Physics and Chemistry and a diploma in Business Management. Since the resignation of Mr. Samir Bhatia, Mr. Engineer also monitors the Corporate Banking activities. Mr. Engineer presently is the Head, Wholesale Banking.
     Mr. Paresh Sukthankar holds a Bachelor of Commerce degree and Master in Management Studies from Bombay University. Mr. Sukthankar has held the position of Head, Credit and Market Risk since September 1994 and since December 1999 also supervises the Human Resources function.
     Mr. Samir Bhatia holds a Bachelor of Commerce degree from the University of Bombay, a Cost Accountancy Qualification from the Institute of Cost and Works Accountants of India and a Chartered Accountancy Qualification from the Institute of Chartered Accountants of India. He most recently served as our Head, Corporate Banking, and previously served as our Regional Head, Corporate Banking in various regions of India since September 1994. Mr Samir Bhatia resigned from the services of the bank as of July 31, 2006.
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
     Mr. Vinod G. Yennemadi holds a Bachelor of Commerce degree and is also a Fellow of the Institute of Chartered Accountants of India and an Associate of the Institute of Chartered Accountants in England and Wales. Mr. Yennemadi has been the Head, Finance, Administration, Legal, and Secretarial since April 1994. In addition, Mr. Yennemadi serves as a director of Softcell Technologies Ltd, HDFC Securities Ltd, SolutionNET India Private Ltd, Atlas Documentary Facilitators Company Private Ltd and Flexcel International Private Ltd.
Corporate Governance
Audit And Compliance Committee:
     The Audit and Compliance Committee of the Bank is chaired by Mr. Bobby Parikh. The other members of the Committee are, Mr. Arvind Pande, Dr. V. R. Gadwal and Mr. Ashim Samanta. All the members of the Audit Committee are independent directors and Mr. Bobby Parikh is an Audit Committee financial expert.
     During the year, the Committee held six meetings.
     The responsibilities of the Audit Committee are in accordance with clause 49 of the Listing Agreement entered into with the Stock Exchanges in India as well as applicable U.S. law requirements and inter alia includes the following:
▪	Overseeing the Bank’s financial reporting process and ensuring correct, adequate and credible disclosure of financial information;

▪	Recommending appointment and removal of external auditors and fixing of their fees;

▪	Reviewing with management the annual financial statements before submission to the Board with special emphasis on accounting policies and practices, compliance with accounting standards and other legal requirements concerning financial statements;

▪	Reviewing the adequacy of the Audit and Compliance function, including their policies, procedures, techniques and other regulatory requirements. and

▪	Any other terms of reference as may be included from time to time in clause 49 of the listing agreement

     Mr. Anil Ahuja and Mr. Ranjan Kapur ceased to be members of the Committee with effect from June 17, 2005 and March 29, 2006 respectively. Mr. Ashim Samanta was inducted as a member of the Committee with effect from July 14, 2005.
Compensation Committee:
     The Compensation Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees, consider grant of stock options to employees, reviewing compensation levels of the Bank’s employees vis-a-vis other banks and industry in general.
     The Bank’s compensation policy is to provide a fair and consistent basis for motivating and rewarding employees appropriately according to their job /role size, performance, contribution, skill, and competence.
     The Committee consists of Mr. Jagdish Capoor, Mr. Bobby Parikh, and Dr. Venkat Rao Gadwal. Mr. Anil Ahuja and Mr. Ranjan Kapur ceased to be members of the committee with effect from. June 17, 2005 and March 29, 2006 respectively. Mr. Bobby Parikh was inducted as a member of the Committee with effect from July 14, 2005. The Committee is chaired by Mr. Jagdish Capoor. All the members of the Committee other than Mr. Capoor are independent directors.
     During the year the Committee held four meetings.
Investors’ Grievance (Share) Committee:
     The Investors’ Grievance (Share) Committee approves and monitors transfers, transmissions, splitting and consolidation of shares and bonds issued by the Bank and allotment of shares to the employees pursuant to Employees Stock Option Scheme. The Committee also monitors redressal of complaints from shareholders relating to transfer of shares, non-receipt of Annual Reports, dividends etc.
     The Committee consists of Mr. Jagdish Capoor and Mr. Aditya Puri.
     The Committee is chaired by Mr. Jagdish Capoor and met thirteen times during the year. The powers to approve share transfers and dematerialisation requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the Committee.
     As on March 31, 2006, 36 instruments of transfer of shares were pending and since then the same have been processed. The details of the share transfers are reported to the Board of Directors from time to time.
     During the year, the Bank received 218 complaints from shareholders, which have been attended to.
Risk Monitoring Committee:
     The Risk Monitoring Committee is formed as per the guidelines of the Reserve Bank of India on the Asset Liability Management/Risk Management Systems. The Committee develops Bank’s credit and market risk polices and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified.
     The Committee consists of Mr. Bobby Parikh, Mr. Aditya Puri and Mrs. Renu Karnad and is chaired by Mr. Bobby Parikh.
     The Committee met five times during the year.
     Mr. Anil Ahuja ceased to be the member of the Committee with effect from 17th June, 2005. Mr. Bobby Parikh was inducted as a member of the Committee with effect from July 14, 2005.

Credit Approval Committee:
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
Premises Committee:
     The Premises Committee approves purchases and leasing of premises for the use of Bank’s branches, back offices, ATMs and residence of executives in accordance with the guidelines laid down by the Board. The Committee consists of Dr. Venkat Rao Gadwal, Mr. Aditya Puri and Mr. Ashim Samanta. Mr. Ranjan Kapur has resigned with effect from March 29, 2006.
     The Committee is chaired by Dr. V. R. Gadwal and met five times during the year.
Nomination Committee:
     The Bank has constituted a Nomination Committee for recommending the appointment of independent/non-executive directors on the Board of the Bank. The Nomination Committee scrutinizes the nominations for independent/non–executive directors with reference to their qualifications and experience. For identifying ‘Fit and Proper’ persons, the Committee adopts the following criteria to assess competency of the persons nominated: Academic qualifications, previous experience and track record; and integrity of the candidates.
     For assessing the integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered.
     The members of the Committee are Mr. Arvind Pande, Dr. V. R. Gadwal and Mr. Ashim Samanta. All the members of the Committee are independent directors.
     Two meetings of the Committee were held during the year.
     Mr. Anil Ahuja and Mr. Ranjan Kapur have ceased to be the members of the Committee with effect from June 17, 2005 and March 29, 2006 respecively. Mr. Ashim Samanta was inducted as a member of the Committee with effect from July 14, 2005.
Fraud Monitoring Committee:
     Pursuant to the directives of the RBI to all commercial banks, the Bank has constituted a Fraud Monitoring Committee on April 16, 2004, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs. 1 crore and more. The objective of this Committee is the effective detection of frauds and immediate reporting thereof to regulatory and enforcement agencies and actions taken against the perpetrators of frauds. The terms of reference of the Committee are as under:
▪	Identify the systems lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

▪	Identify the reasons for delay in detection, if any, reporting to top management of the Bank and RBI;

▪	Monitor progress of CBI / police investigation and recovery position;

▪	Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without loss of time;

▪	Review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls;

▪	Put in place other measures as may be considered relevant to strengthen preventive measures against frauds.
     The members of the Committee are Mr. Jagdish Capoor, Mr. Aditya Puri, Mr. Keki Mistry, Mr. Bobby Parikh and Mr. Arvind Pande. The Committee is chaired by Mr. Jagdish Capoor.
     Four meetings of the Committee were held during the year.
Customer Service Committee:
     The Bank has constituted a Customer Service Committee on October 21, 2004 pursuant to the guidelines issued by the RBI. The Committee monitors the quality of services rendered to the customers and also ensures implementation of directives received from RBI in this regard. The Committee would formulate a comprehensive deposit policy, incorporating the issues arising out of death of a depositor for operations of his account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.
     The members of the Committee are Mr. Keki Mistry, Dr. Venkat Rao Gadwal and Mr. Arvind Pande.
     Four meetings of the Committee were held during the year.
Committees of Executives
     We have also constituted committees of executives that meet frequently to discuss and decide on management of assets and liabilities, as well as matters including other operations and personnel, and other operational issues.
Borrowing Powers of Directors
     The shareholders of the Bank, at the Annual General Meeting of the Bank held on May 26, 2004 passed a Special Resolution pursuant to Section 293(1)(d) of the Companies Act, authorising the Board of Directors of the Bank to borrow, for the purpose of business of the Bank, such sum or sums of monies as they may deem necessary, notwithstanding the fact that the monies borrowed and the monies to be borrowed from time to time (apart from acceptances of deposits of money from public repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed the aggregate of the paid up capital of the Bank and its free reserves (i.e. to say reserves not set apart for any specific purpose), subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 50 billion over and above the aggregate of the paid up capital of the Bank and its free reserves at any time.
     The terms on which the Board of Directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions, and with prior shareholder and regulatory approval the allotment of shares to other entities.
Compensation of Directors and Executive Officers
     The compensation packages of our Chairman and Managing Director are approved by the shareholders and the RBI on the recommendation of the Board of Directors. During fiscal 2006, our Chairman received a salary of Rs. 900,000. Effective April 1, 2004, our Managing Director receives an annual salary of Rs. 7,200,000 and other allowances and emoluments as have been approved by the shareholders and the RBI. At our 12th Annual General Meeting held on May 30, 2006, the shareholders also approved the reappointment of our Managing Director for a further three-year period, with effect from April 1, 2007. Further, in the said annual general meeting the shareholders have approved the revised salary/compensation and allowances of the Managing Director to Rs. 896,750 per month with effect from. April 1, 2006, Rs. 1,088,485 per month with effect from April 1, 2007 and Rs. 1,280,085 per month with effect from April 1, 2008. For the fiscal year ended March 31, 2006, the aggregate amount of compensation paid to all of our executive officers was approximately Rs. 116.0 million. For the fiscal year ended March 31, 2006, the aggregate amount accrued by us to provide pension, retirement or similar benefits for our Managing Director and executive officers was approximately Rs. 7.0 million.
     Under our organizational documents, each director, except the Managing Director, is entitled to sitting fees for attending each meeting of the Board of Directors or of a board committee. The amount of sitting fees is set by the board from time to time in accordance with limitations prescribed by the Companies Act or the government of India. At the board meeting held on January 10, 2006, it was decided that remuneration for attending board meetings and committee meetings would be Rs. 20,000 per meeting, except in case of meetings of the Share Committee, for which the remuneration is Rs. 5,000 per meeting. We reimburse directors for travel and related expenses in connection with board and committee meetings and related matters.
     Other than our Chairman and Managing Director, none of our directors has a service contract with us.
Loans to Executive Officers
     Loans to our executive officers are granted in the normal course within the Bank’s scheme, as is the case in respect of other employees of the Bank. This is within the provisions of the local regulations.

	Largest Amount	Amount	Interest rate
	Outstanding since	Outstanding as of	as of March
Name	March 31, 2001	March 31, 2006	31, 2006	Nature of Loan
	(In Millions, expect percentages)
Abhay Aima	1.6	1.6	9.3%	Housing Loan
	0.4	—	—	Personal Loan
Aditya Puri	5.0	5.0	9.3	Housing Loan
A. Rajan	5.0	4.8	9.3	Housing Loan
	0.5	0.3	5.0	Personal Loan
Bharat Shah	4.7	—	—	Housing Loan
	0.1	—	—	Personal Loan
C. N. Ram	2.0	—	—	Housing Loan
	0.1	—	—	Personal Loan
	1.5	—	—	Auto Loan
G. Subramanian	5.7	5.7	9.3	Housing Loan
	0.5	0.3	5.0	Personal Loan
H. Srikrishnan*	5.0	—	—	Housing Loan
	0.5	—	—	Personal Loan
Harish Engineer	2.3	2.3	9.3	Housing Loan
	0.3	—	—	Personal Loan
Neeraj Swaroop*	3.2	—	—	Housing Loan
	0.4	—	—	Personal Loan
Paresh Sukthankar	4.0	—	—	Housing Loan
Samir Bhatia*	6.8	6.8	9.3	Housing Loan
	0.4	—	—	Personal Loan
Sudhir Joshi	6.4	6.4	9.3	Housing Loan
Uma Krishnan*	4.1	—	—	Housing Loan

	Largest Amount	Amount	Interest rate
	Outstanding since	Outstanding as of	as of March
Name	March 31, 2001	March 31, 2006	31, 2006	Nature of Loan
	(In Millions, expect percentages)
	0.4	—	—	Personal Loan
	0.1	—	—	Consumer Loan
Vinod Yennemadi	2.1	2.1	8.5	Housing Loan
	0.5	0.5	5.0	Personal Loan

Total	63.6	35.8

*	No longer an Executive Officer of the Bank.
Employees Stock Option Scheme
     Our shareholders approved plan “A-(year 2000)” in January of 2000, plan “B-(year 2003)” in June of 2003 and plan “C-(year 2005)” in June of 2005 for the issuance of stock options to employees and to the directors of the Bank. Under the plan “A”, the option price is set as the average of the daily closing prices on Bombay Stock Exchange Ltd. during the 60 days preceding the grant date. Under the plan “B” and “C”, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Our Compensation Committee has issued options under these plans on seven separate occasions since January 2000. The options granted on those occasions vest at the rate of 30%, 30% and 40% on each of the three successive anniversaries following the date of grant, subject to standard vesting conditions. In fiscal 2006, 3.27 million options were exercised, resulting in an increase in our paid-up capital of Rs. 32.7 million and share premium by Rs. 1,020.3 million. As of March 31, 2006, 13.6 million options were outstanding.
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
Controls and procedures
Evaluation of disclosure controls and procedures
     As of the end of the period covered by this report, our principal executive officer and principal financial officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the date of their evaluation, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Changes in internal controls
     There were no significant changes in our internal controls or in other factors that could materially or are reasonably likely to materially affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.
Audit committee financial expert
     Mr. Bobby Parikh joined our Board of Directors on January 9, 2004. On March 26, 2004 Mr. Parikh was inducted as a member of the audit committee. Our Board of Directors has determined Mr. Bobby Parikh as an Audit Committee financial expert as defined in item 401(h) of Regulation S-K, and is independent pursuant to applicable SEC rules.
Code of ethics
     On July 14, 2004, our Audit Committee adopted a written code of ethics applicable to the Managing Director (Chief Executive Officer), the Chief Financial Officer and Executive Officers of the Bank. We believe the code constitutes a “code of ethics” as defined in Item 16B of Form 20-F. We will provide a copy of such code of ethics to any person without change upon request. Request may be made by writing to investor.helpdesk@hdfcbank.com
     On July 14, 2004, our Audit Committee also adopted a Whistle Blower Policy wherein it has established procedures for receiving, retaining and treating complaints received, and procedures for the confidential, anonymous submission by employees of complaints regarding questionable accounting or auditing matters, conduct which results in a violation of law by HDFC Bank or in a substantial mismanagement of Bank’s resources. Under this policy our employees are encouraged to report questionable accounting matters, any reporting of fraudulent financial information to our shareholders, the government or the financial markets, or any conduct that results in a violation of law by HDFC Bank to our management (on an anonymous basis, if employees so desire). Likewise, under this policy, we have prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports that information or participates in an investigation.
Principal Accountant Fees and Services
     The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services they provided us in these periods.

	Fiscal year ended
Type of Service	March 31, 2005		March 31, 2006		Description of Services
	( in millions)
Audit services	Rs.	3.9	Rs.	12.0	Audit of financial statements
Audit-related services		1.1		5.2	Services related to review of financial statements and due diligence
Tax services		—		0.5	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		0.2		0.9	Statutory certifications, quality registrar, work permit related services and other advisory services

	Rs.	5.2	Rs.	18.6

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
     On November 4, 2003, the Securities and Exchange Commission (the “SEC”) approved new rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies. These new corporate governance-listing standards supplement the corporate governance reforms already adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.
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

NYSE rule applicable to
U.S. listed companies	Indian law and HDFC Bank’s practice

Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)	Under Indian law, if the chairman of the Board of Directors is not an executive officer of the company, at least one-third of the directors should be independent. If the chairman is an executive officer, at least 50% of the company’s directors should be independent. The chairman of our Board of Directors is not an executive officer and 4 out of 9 members of the board are independent.

Certain heightened standards apply to “independent directors” (NYSE Corporate Governance Standard 303A.02)	Under Indian law, a director is “independent” so long as he or she does not have any material pecuniary relationship or transactions (apart from director’s remuneration) with the company, its promoters, its management or its subsidiaries, which in the judgment of the board may affect the independence or judgment of the director. We apply the Indian definition of “independent”.

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no requirement for such sessions. HDFC Bank does not regularly hold such meetings.

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. However, HDFC Bank has a Nomination Committee that is responsible for recommending the appointment of independent/non-

NYSE rule applicable to
U.S. listed companies	Indian law and HDFC Bank’s practice

executive directors to the Board of Directors. The Nomination Committee during the year was composed of four non-executive directors, all of whom were independent.

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

Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s Board of Directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Compensation Committee during the year was composed of four non-executive directors, all of whom were independent

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)
Indian law does not require that the compensation committee have a charter. HDFC Bank does not have such a charter.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)
An audit committee is required under Indian Law. The Audit Committee during the year was composed of five non-executive directors, all of whom were independent

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)
HDFC Bank has a written audit committee charter that provides for specific purposes and responsibilities.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)	Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2005-2006 under the heading “Corporate Governance”.

Companies must adopt and disclose a code of	As required by SEBI regulations, HDFC Bank has

NYSE rule applicable to
U.S. listed companies	Indian law and HDFC Bank’s practice

business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (NYSE Corporate Governance Standard 303A.10)	adopted a code governing trading in the company’s securities by insiders. In addition, HDFC Bank has adopted a Code of Ethics for the Managing Director, CFO and Senior Management of the company.
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
     Subject to the Companies Act, profits of a company are divisible among shareholders in proportion to the amount of capital paid up on the shares held by them respectively. In the event of liquidation, surplus will be distributed in proportion to the capital paid up or which ought to have been paid up on the shares held by shareholders respectively at the time of commencement of the winding up. The Board of Directors may make calls on shareholders in respect of all moneys unpaid on the shares held by them and not by the conditions of allotment thereof.
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

PRINCIPAL SHAREHOLDERS
     The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2006 by:
▪	each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and
▪	our individual directors and officers
     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. All shares issued in India have the same voting rights. We have not issued different class of securities.
     We were founded by HDFC Limited, the leading housing finance company in India. As of March 31, 2006, HDFC Limited, together with its subsidiaries, held an aggregate of 22.0% of our equity shares. Under the Indian Banking Regulation Act, no person holding equity shares in a banking company can vote more than 10.0% of the outstanding equity shares.

			Percentage of
			Total Equity
	Number of		Shares
	Equity Shares		Outstanding
HDFC group	68,861,000	(1)	22.0%
Bennett Coleman group	16,192,408	(2)	5.2%
Directors and executive officers			*

1)	Includes: 38,860,000 equity shares held directly by HDFC Limited, 30,000,000 equity shares held by HDFC Investments Limited and 1,000 equity shares held by HDFC Holdings Limited. HDFC Investments Limited and HDFC Holdings Limited are controlled by HDFC Limited.

2)	Includes: 8,849,929 equity shares held by Bennett Coleman & Company Limited, 2,486,956 equity shares held by Dharmayug Investments Limited and 4,855,523 equity shares held by other Bennett Coleman group entities.

(*)	None of our directors or executive officers individually holds 1% or more of our total equity shares outstanding.
     The ADS are represented by underlying equity shares. As on March 31, 2006, 60,338,247 Indian equity shares are represented by ADSs and constitute 19.3% of the Bank’s capital. In our books only the Depositary i.e. J.P. Morgan Chase Bank is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of our shares in the United States.

RELATED PARTY TRANSACTIONS
     The following is a summary, for the period as stated, of transactions we have engaged in with our promoter and principal shareholder, HDFC Limited and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. Figures herein reflecting our equity interests exclude shares held by our Employees Welfare Trust, an independent trust established for the benefit of our employees.
     All transactions with HDFC group companies and the other related parties listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third party in an arm’s-length transaction. In addition, our banking license from the RBI stipulates that we can only transact business with HDFC Limited and its affiliates on an arm’s-length basis.
HDFC Securities Ltd (“HSL”)
     We acquired an equity stake in HSL, which provides brokering services through the internet and other channels. On September 28, 2005, we increased our stake in HSL from 29.5 % to 55% by paying Rs. 191.3 million to HDFC Ltd. (An independent professional accounting firm determined the valuation for acquisition price). Consequently HSL has become our subsidiary since that date. As of March 31, 2006, the book value of our investment in HSL was Rs. 200.1 million.
     HDFC group companies (including us) own an aggregate of 67.2% of HSL. In fiscal 2006, we paid Rs. 0.2 million for sales assistance provided by HSL and received Rs. 5.1 million as a reimbursement of expenses incurred for HSL. In fiscal 2006, we earned Rs. 33.8 million from HSL towards services rendered by us and as rent and maintenance charges for the area sublet to HSL by us. An amount of Rs. 22.7 million was receivable from HSL as of March 31, 2006.
HDFC Limited
Housing Loans
     We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement HDFC Limited approves and disburses the loans, which are booked in the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited offer us up to 70% of the fully disbursed home loans sourced under the arrangement through the issue of mortgage-backed PTCs; the balance is retained by HDFC Limited. We purchase the mortgage-backed PTCs at the underlying home loan yields less a fee paid to HDFC Limited for administration and servicing of the loans. A portion of the home loans also qualifies for our directed lending requirement. We earned Rs. 239.3 million from HDFC Limited in fiscal 2006 as fees for selling these loans and other services rendered. An amount of Rs. 29.2 million was receivable from HDFC Limited as of March 31, 2006.
Property
     We have facilities located on five properties owned or leased by HDFC Limited. In fiscal 2006, we paid an aggregate of Rs. 6.8 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2006, HDFC Limited held a deposit of Rs. 0.2 million that we have paid to secure these leased properties.
Capital Payments
     During the year we paid HDFC Ltd. Rs. 191.3 million for the purchase of an additional 25.5% of the shares of HSL.

HDFC Standard Life Insurance Company Ltd (“HDFC Standard Life”)
     In fiscal 2006, we contributed Rs. 21.8 million to a defined benefit plan managed by HDFC Standard Life to cover gratuity of our employees. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 881.4 million for the sale of insurance policies and other services to our customers. As of March 31, 2006, commission amounting to Rs. 29.2 million was receivable from HDFC Standard Life.
HDFC Asset Management Company Ltd (“HDFC AMC”)
     We retained HDFC AMC to invest our funds primarily in debt instruments up to an amount approved by our Board of Directors. This arrangement was up to June, 2006. In fiscal 2006, we paid Rs. 3.3 million as rent to HDFC AMC. We have placed a security deposit of Rs. 1.7 million with HDFC AMC to secure leased property. During fiscal 2006, we received Rs. 234.3 million in fees from HDFC AMC for distribution of units of mutual funds. The amount of our investment outstanding as of March 31, 2006 was Rs. 3.4 billion. We paid Rs. 0.7 million to HDFC AMC for professional fees during fiscal 2006. As of March 31, 2006, commission amounting to Rs 22.8 million was receivable from HDFC AMC.
HDFC Chubb General Insurance Company Ltd (“HDFC Chubb”)
     We paid Rs. 10.6 million to HDFC Chubb towards insurance premiums in fiscal 2006. A deposit of Rs. 0.1 million was kept with HDFC Chubb as of March 31, 2006. We received fees and commissions from HDFC Chubb aggregating Rs. 20.3 million for sale of insurance policies to our customers.
Atlas Documentary Facilitators Company Private Ltd (“ADFC”)
     ADFC specializes in back-office processing. We regularly transact business with ADFC. In fiscal 2006, we paid ADFC Rs. 616.8 million for back-office processing services. We earned Rs. 53.8 million from ADFC as rent for premises leased and towards other services in fiscal 2006. As of March 31, 2006, we had provided a security deposit amounting to Rs. 40.0 million to ADFC for the various services provided by ADFC and an amount of Rs. 72.5 million was payable for such services. As of that date, we retained an equity investment of Rs. 0.2 million in ADFC, which represents 29.0% of the share capital of ADFC. Members of our management team as well as other employees own an aggregate of 45.3% of the equity shares of ADFC.
HBL Global Private Ltd (“HBL Global”)
     HBL Global is a subsidiary of ADFC and provides us with direct sales support for certain of our products. HBL Global was paid a net fee of Rs. 1,917.9 million for the year ended March 31, 2006. As of March 31, 2006 we had provided a security deposit of Rs. 90.1 million for the services provided by HBL Global. An amount of Rs. 33.7 million was payable to HBL Global as of that date. As of March 31, 2006, an amount of Rs. 223.1 million was outstanding as temporary advance paid in respect of services to be provided by HBL Global. We earned Rs. 12.6 million as rent for premises occupied by HBL Global during fiscal 2006. We do not presently have any direct investment in HBL Global.
Flexcel International Private Ltd (“Flexcel”)
     Flexcel, a company in which we have invested Rs. 15.3 million, for a 29.5% equity stake, provides application services to smaller banks. Because our share of total accumulated losses incurred by Flexcel exceeds the investment value, we have written off our investment. A loan amount of Rs. 0.5 million was outstanding in our books as of March 31, 2006. Interest received on the same during the year was Rs. 0.1 million. During fiscal 2006 we received Rs. 0.05 million as dividend from Flexcel. The loan bears an interest rate of 9% per annum and the maximum amount of loan outstanding during fiscal 2006 was Rs. 2.5 million.

Salisbury Investments Private Ltd
     We have paid a security deposit of Rs. 35.0 million and in fiscal 2006, we paid rent of Rs. 2.2 million for the residential accommodation of our Managing Director, to Salisbury Investments Private Ltd, in which the relatives of the Managing Director hold a stake. The value of the security deposit and rent is based on an independent assessment by a professional property valuation expert.
Other Strategic Investments
     We frequently partner with other HDFC group companies when making strategic investments. We currently have three strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, we cannot hold more than a 30% equity stake in another company. The following is a list of strategic investments made by us and HDFC group companies:

		HDFC Bank		HDFC Bank	Total HDFC
Company	Type of Business	Investment		Ownership	Group ownership
		(In millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	6.1	19.0%	49.0%
SolutionNET India Private Limited	Information technology consulting and services		7.6	19.0	50.0
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	26.0	12.0%	26.0%
     We routinely conduct business with some of the companies in which we have made strategic investments. In fiscal 2006, we paid CAMS Rs. 4.1 million for mutual fund back office processing services and Softcell Rs. 8.4 million for providing software-related services to us. During fiscal 2006, we received Rs. 5.7 million from CAMS and Rs. 0.04 million from SolutionNET as dividend. During fiscal 2006, we have paid Rs. 72.4 million toward the purchase of fixed assets and Rs. 2.0 million as capital advance to Softcell.
     We have entered into normal banking transactions with some of the above parties and we believe all such transactions to be at arm’s length.

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
     This summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (the “Indian Income Tax Act”) and The Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 promulgated by the government of India (the “Depositary Receipt Scheme”) (together the “Section 115AC Regime”). The offer is in accordance with the 115AC Regime, and non-resident investors of the ADSs will therefore have the benefit of tax concessions available under the 115AC Regime subject to the fulfillment of conditions of that section. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisers about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable and, in particular, the applicable provisions of the Income Tax Act and the Section 115AC Regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the 115AC Regime may be modified or amended by future amendments to the Income Tax Act.
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
Taxation on Acquisition of ADSs or Shares Upon Conversion or in Exchange for ADSs
     The acquisition of shares in exchange for ADSs does not constitute a taxable event for Indian income tax purposes. Such exchange may, however, give rise to stamp duty as described below under “Stamp Duty”.
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
     Effective October 1, 2004, any gain realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or to a non-resident investor in India will not be subject to Indian capital gains tax if the Securities Transaction Tax (“STT”) has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which shares are sold at the rate of 0.1% from the seller and at the rate of 0.1% from the purchaser on the total price at which the equity shares are sold.
     Any gain realized on the sale of equity shares to an Indian resident whether in India or outside India or to a non-resident in India on which no STT has been paid, will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and add-on tax at the rate of 2% of the sale of shares. For the purpose of computing capital gains tax on the sale of the equity shares under the Section 115AC Regime, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on The Stock Exchange, Mumbai or the National Stock Exchange as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs, while the cost of acquisition of shares directly converted from ADSs will be determined on the basis of the price prevailing on The Stock Exchange, Mumbai or the National Stock Exchange on the date of conversion into shares. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant Depositary to its custodian.
     Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10% plus applicable surcharge on income tax and an add-on tax at the rate of 2%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with a maximum rate of 40% plus applicable surcharge on income tax and add-on tax at the rate of 2%. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor.
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
Service Tax
     Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares listed on a recognized stock exchange in India are subject to a service tax of 12% (plus add-on tax at the rate of 2%) ad valorem. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.
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
▪	insurance companies;

▪	regulated investment companies and real estate investment trusts;

▪	tax-exempt organizations;

▪	broker-dealers;

▪	traders in securities that elect to mark-to-market;

▪	banks or other financial institutions;

▪	investors whose functional currency is not the United States dollar;

▪	United States expatriates;

▪	investors that hold our equity shares or ADSs as part of a hedge, straddle or conversion transaction;

▪	holders that purchase or otherwise acquire equity shares or ADSs other than through this offering; or

▪	holders that own, directly, indirectly or constructively 10.0% or more of our total combined voting stock.
     Further, this summary does not address the alternative minimum tax consequences of an investment in equity shares or ADSs or the indirect consequences to holders of equity interests in entities that own our equity shares or ADSs. In addition, this summary does not address the state, local and foreign tax consequences of an investment in our equity shares or ADSs.
     You should consult your own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning and disposing of our equity shares or ADSs in your particular circumstances.
Taxation of U.S. Holders
     You are a “U.S. Holder” if you are a beneficial owner of equity shares or ADSs and you are for United States federal income tax purposes:
▪	a citizen or resident of the United States;

▪	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

▪	an estate the income of which is subject to United States federal income tax regardless of its source; or

▪	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.
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

Distributions on Equity Shares or ADSs
     Cash distributions made by us to a U.S. Holder with respect to equity shares or ADSs (including amounts withheld in respect of any Indian withholding taxes) generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our equity shares or ADSs will generally pay tax on such dividends received before 2011 at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a passive foreign investment company (as discussed below), or foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the equity shares or ADSs for more than one year. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.
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
Sale or Exchange of Equity Shares or ADSs
     A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the equity shares or ADSs measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the equity shares or ADSs. Any gain or loss will be long-term capital gain or loss if the equity shares or ADSs have been held for more than one year and will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Tax — Taxation on Sale of Equity Shares or ADSs”, you may be subject to Indian tax upon the disposition of equity shares or ADSs. In such circumstances and subject to applicable limitations (and the relief provided by an applicable income tax treaty), you may be able to credit the Indian tax against your United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
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
Regulations Relating to the Opening of Branches
     The opening of new branches and shifting of existing branches of banks is governed by the provisions of Section 23 of the Banking Regulation Act, 1949. In terms of these provisions, banks cannot, without the prior approval of the Reserve Bank of India (RBI), open a new place of business in India or abroad or change, otherwise than within the same city, town or village, the location of the existing place of business. Permission is granted based on factors such as the financial condition and history of the company, its management, adequacy of capital and earning prospects and the public interest. The RBI may cancel the license for violations of the conditions under which it is granted. Under the banking license granted to us by the RBI, we are required to have at least 25% of our branches (excluding extension counters) located in rural/semi-urban areas. A rural area is defined to have a population of less than 10,000. A semi-urban area is defined to have a population of greater than 10,000 but less than 1,00,000. These population figures relate to the latest census conducted by the Government of India at the time the branch is opened.
     The former system of granting authorization for opening individual branches from time to time has been replaced by a system of giving aggregated approvals, on an annual basis, through a consultative and interactive process. Banks will discuss their medium-term expansion strategies and plans with the RBI. The medium-term framework and the specific proposals would cover the opening, closing and shifting of all categories of branches including the ATMs. Normally, the authorizations/ approvals, given on an annual basis would be valid for one year, from the date of communication.
     With a need to induce enhanced competition in the banking sector at various locations, the RBI, in its new framework, has identified the under-banked districts in various states. The RBI has provided this list in order to facilitate banks to identify centers in the under-banked districts.

Capital Adequacy Requirements
     The RBI has promulgated minimum capital adequacy standards for banks based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices. Under these guidelines, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.
     The capital funds of a bank are classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserve as defined in the Indian Income Tax Act, as reduced by items primarily comprising equity investments in subsidiaries, intangible assets, deferred tax assets, gaps in provisioning and losses in the current period and those brought forward from the previous period. Innovative Perpetual Debt Instruments (IPDI) and Perpetual non-cumulative Preference shares have recently been permitted by RBI for inclusion as Tier 1 capital.
     Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), investment fluctuation reserve, hybrid debt capital instruments (which combine features of both equity and debt securities), cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder) and subordinated debt with an initial maturity of not less than five years. Debt capital instruments (upper Tier 2 capital) and redeemable cumulative preference shares have recently been permitted by RBI for inclusion as Tier 2 capital. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered Tier 2 capital cannot exceed 50% of Tier 1 capital.
     Recently, RBI has issued detailed guidelines for securitization of standard assets, whereby credit enhancements (comprising first loss and second loss facilities) given by an originator are required to be deducted from its capital funds. The deduction from Tier 1 capital shall be capped at the amount of capital that the bank would have been required to hold for the full value of the assets, had they not been securitized. Securities issued by special purpose vehicles and devolved / held by banks in excess of 10 per cent of the original amount of issue, including secondary market purchases, are also required to be deducted from capital funds.
     Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Financial guarantees are treated as similar to funded exposure and are subject to similar risk weighting. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50% while that for short-term self liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20%. The risk weights have been increased by RBI in the recent past in respect of certain items such as exposure to capital markets (125%), loans to commercial real estate (125%), investment in mortgaged backed securities and other securitized exposures to commercial real estate (150%), investment in venture capital funds (150%), consumer credit including personal loans and credit cards (125%) and investment in mortgage-backed securities of residential assets of housing finance companies satisfying certain conditions (75%). The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio. Banks are required to maintain capital charge for market risks on the trading books on the lines of standardized duration method prescribed under the 1996 Amendment to the Capital Accord issued by the Basel Committee on Banking Supervision.
     The trading book for the purpose of these guidelines will include:

▪	securities included under the HFT category;

▪	securities included under the AFS category;

▪	open positions in bullion;

▪	open foreign exchange position limits;

▪	trading positions in derivatives; and

▪	derivatives entered into for hedging trading book exposures.
     The RBI advised banks in its annual policy statement for 2004-2005 that banks should begin an in-depth examination of the options that will be available under Basel II, draw a road map for migration to Basel II and review the progress made thereof. The RBI has also issued draft guidelines in February 2005, for implementation of the new capital adequacy framework. In order to maintain consistency and harmony with international standards, banks have been advised to adopt the Standardized Approach for credit risk and Basic Indicator Approach for operational risk with effect from March 31, 2007. The Reserve Bank may consider allowing some banks to migrate to Internal Rating Based (IRB) approach after developing adequate skills both in banks and at supervisory levels.
Loan Loss Provisions and Non-Performing Assets
     The RBI has issued formal guidelines on recognition of income, classification of assets, provisioning against assets and valuation of investments applicable to banks. These guidelines are applied for the calculation of non-performing assets under Indian GAAP. The discussion of asset quality in this document is generally under U.S. GAAP and the U.S. GAAP standards applied are set forth in “Selected Statistical Information”.
     The principal features of these RBI guidelines, which have been implemented with respect to our loans, debentures, lease assets, bills and other credit substitutes, are set forth below.
Non-Performing Assets
     A non-performing asset is an asset in respect of which any amount of interest or principal has remained past due for more than one quarter, or in respect of which we believe that we will otherwise not be able to collect such interest or principal.
Asset Classification
     Assets are classified as described below:
▪	Standard Assets. Assets that do not have any problems or do not carry more than the normal risk attached to the business
▪	Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 12 months
▪	Doubtful Assets. Assets that are non-performing assets for 12 months or more and have not been written off, either wholly or partially
▪	Loss Assets. Assets that are considered uncollectible and identified as a loss by us, the RBI or our external auditors.
     Renegotiated or rescheduled loans must have no past due amounts for one year after renegotiation or rescheduling for the loan to be upgraded.
Provisioning and Write-Offs
     Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

▪	Standard Assets. The RBI increased the general provisioning requirement for standard advances from 0.25% to 0.40% in November 2005. Banks’ direct advances to agricultural and SME sectors have been exempted from the additional provisioning requirement. This is up to March 2006.
▪	Sub-Standard Assets. A general provision of 10% on the total outstanding is required without any allowance for ECGC guarantee cover and securities available. The unsecured exposures, which are identified as sub-standard, would attract an additional provision of 10% i.e. a total of 20% on the outstanding balance.
▪	Doubtful Assets. A 100% specific provision is required to be taken against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third-party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, an additional 20% to 50% provision of the loan outstanding is required to be made.
     While the provisions as indicated above are mandatory, a higher provision in a loan account would be required if the auditors considered it necessary.
     Recently, the general provisioning required for personal loans, loans and advances qualifying as capital market exposures, residential housing loans beyond Rs. 2 million and commercial real estate loans has been increased to 1.0% from the level of 0.40%. Also, provisions which are not made in respect of specific non-performing assets or are made in excess of that required for standard assets have been defined as floating provisions. The RBI has issued guidelines for creation and utilization of the floating provisions. These provisions can be utilized only for contingencies under extraordinary circumstances, as laid down by the Board of Directors, for making specific provisions in impaired accounts after obtaining the board’s approval and with the prior permission of the RBI. Banks may also make specific provisions for advances higher than that required under the current regulations, provided these are approved by the Board of Directors and consistently adopted from year to year.
Act Relating to Recovery of Non-Performing Assets
     As a part of the financial sector reforms, the government of India promulgated SARFESI in 2002. SARFESI provides banks and other lenders increased powers in the recovery of the collateral underlying non-performing assets.
Guidelines on Purchase/Sale of Non-Performing Assets
     In order to increase the options available to banks for resolving their non- performing assets and to develop a healthy secondary market for non-performing assets, where securitization companies and reconstruction companies are not involved, the RBI has issued detailed guidelines in July 2005 in respect of procedures for purchase and sale of non-performing assets. The guidelines set forth prudential norms that need to be complied with, in respect of valuation and pricing, asset classification and provisioning, accounting of recoveries, norms on capital adequacy, exposure norms and disclosure requirements.
Guidelines on Securitization of Standard Assets
     The RBI has issued guidelines in February 2006 on securitization of standard assets. The regulatory framework provided in the guidelines, covers securitization of standard assets. The guideline lists criteria for isolation of the assets sold as ‘true sale’ for enabling the transferred assets to be removed from the balance sheet of the seller in a securitization structure. The guideline also set forth other regulatory norms relating to capital adequacy, valuation, profit/loss on sale of assets, income recognition and provisioning as applicable to originators and service providers like credit enhancers, liquidity support providers as well as investors as also the accounting treatment for securitization transactions and disclosure norms that are to be complied with. Some of these regulatory norms are given below:

▪	Credit enhancements (comprising first loss and second loss facilities) given by an originator are required to be deducted from its capital funds. The deduction from Tier 1 capital shall be capped at the amount of capital that the bank would have been required to hold for the full value of the assets, had they not been securitized.

▪	Securities issued by special purpose vehicles and devolved / held by banks in excess of 10 per cent of the original amount of issue, including secondary market purchases, are also required to be deducted from capital funds.

▪	Banks can sell assets to special purpose vehicles (SPVs) only on cash basis and the sale consideration should be received not later than the transfer of the asset to the SPV. Any profit or premium arising on account of sale should be amortised over the life of the securities issued or to be issued by the SPV.
     Loss on sale needs to be accounted in the period in which the sale is effected. The securities issued by the SPV shall not have any put options under the true sale criteria.
Regulations Relating to Making Loans
     The provisions of the Banking Regulation Act, 1949 govern making loans by banks in India. The RBI issues directions covering the loan activities of banks. Some of the more important guidelines include norms for bank lending to non-bank financial companies, guidelines on Banks benchmark prime-lending rate (PLR), norms for loans against shares etc.
Directed Lending
Priority Sector Lending
     The RBI has established guidelines requiring banks to lend a minimum of 40% of their net bank credit (i.e. total domestic loans less marketable debt instruments and exemptions permitted by the RBI from time to time) to specified sectors called priority sectors. Priority sectors include small-scale industries, agricultural and agriculture-based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI.
▪	The RBI also has set forth the minimum percentage of net bank credit that banks must direct to specific priority sectors. The minimum percentage of net bank credit that banks must direct to the agriculture sector is 18% and to weaker sectors is 10%.
     Any shortfall in the amount is required to be lent to the priority sectors may be required to be deposited with developmental banks such as the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India.
     With a view to rationalizing the banks’ investments under priority sector lending and encouraging banks to increasingly lend directly to the farmers/other priority sector borrowers, the RBI has stipulated that the investments by banks in specified institutions shall not be eligible for classification under priority sector lending. However this would be implemented in a phased manner effective April 1, 2005.
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
     The RBI limits exposure to individual borrowers to not more than 15% of the capital funds of the bank and limits exposure to a borrower group to not more than 40% of the capital funds of the bank. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10 % in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards of directors, consider enhancement of exposure to a borrower by further 5% of capital funds. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where the banks had exceeded the prudential exposure limits during the year.
     Exposure is the aggregate of:
▪	all approved fund-based limits or outstanding (whichever are higher);
▪	approved non-fund-based limits, underwriting and similar commitments or outstanding, whichever is higher; and
▪	foreign exchange and derivative contracts at their replacement cost value.
     Capital funds for determining the exposure ceilings comprise both Tier 1 and Tier 2 capital.
     To ensure that exposures are evenly spread, the RBI requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodic review by the banks. We have fixed a ceiling of 12% on our exposure to any one industry and monitor our exposures accordingly.
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
Regulation Relating to Capital Markets Exposure
     The RBI has issued guidelines on financing by banks of equities and investments in shares. These guidelines place a ceiling on the overall exposure of a bank to the capital markets. The following exposures are subject to the ceiling:
▪	Direct investment by a bank in equity shares, convertible bonds and debentures and units of equity-oriented mutual funds.

▪	Advances against shares to individuals for investments in equity shares (including initial public offerings), bonds and debentures, units of equity-oriented mutual funds and similar securities.

▪	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers.
     Exposures subject to the ceiling will not include collateral consisting of equity shares, bonds and debentures pledged to a bank by a corporate customer, other than Non-Banking Financial Companies (NBFC), to secure a loan for working capital or other productive purposes which do not involve stock broking or investment in capital markets. Advances made by banks to individuals for personal purposes like education, housing, consumption etc. will also be outside this ceiling.
Regulations Relating to Investments
Exposure Limits
     Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling a Bank’s investments in equity securities, convertible bonds and debentures and units of equity oriented mutual funds should not exceed 20% of its net worth. Banks’ aggregate investment in bonds eligible for Tier 2 capital status issued by other banks/financial institutions are restricted up to 10% of the investing bank’s capital funds (Tier 1 plus Tier 2 capital). Investments in the instruments issued by banks/financial institutions that are eligible for capital status will attract 100% risk weight for credit risk for capital adequacy purposes.
     In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines. Banks have been advised to restrict their new investments in unlisted securities to 10% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies. Investment in security receipts issued by securitization companies/reconstruction companies registered with the RBI, and in asset backed securities/mortgage backed securities carrying the minimum investment grade, are excluded from this limit. The guidelines do not cover investments in venture capital funds, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity.
Non-Performing Investments
     The RBI has defined non-performing investments as those where the principal/interest is unpaid for more than 90 days (until March 31, 2004, it was 180 days), including preference shares where the fixed dividend is not paid. In the event of the non-availability of the latest balance sheet of a company in which a bank has investment in equity shares, those equity shares would also be classified as non-performing investments.
Restrictions on Investments in a Single Company
     No bank may, without prior RBI approval, may hold shares in any company exceeding 30% of the paid up share capital of that company or 30% of its own paid up share capital and reserves, whichever is less.
Prohibition on Short Selling
     The RBI does not permit short selling of securities by banks, except intra-day short selling subject to stipulated conditions.
Valuation of Investments
     The RBI has issued guidelines for the valuation of investments. These guidelines require banks to classify their entire portfolio of approved securities under three categories: “held for trading”, “available for sale” and “held to maturity”. However, for disclosure and valuation purpose, the investments are classified under six groups (hereafter called “groups”) – government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries and joint ventures and other investments.

     There are guidelines for the quantum and nature of investments that can be made in the held to maturity category. Securities in the “held to maturity” category would have to be valued at cost and any premium paid over face value would be amortized over the period of maturity of the instrument. Investment under held for trading category cannot be held for more than 90 days.
     Investments in the available for sale and held for trading categories are required to be marked to market based on market quotes or on the basis of the yield curve provided by the Fixed Income Money Market Dealers Association of India and Primary Dealers Association of India. Any net loss on the revaluation of investments of each group in the “held for trading” and “available for sale” category would have to be recognized in the income account. Net gain on revaluation of investments shall not be recognized in the income account. Banks would be able to shift investments from one category to another only with the approval of the board of directors/committee thereof.
     With a view to building up of adequate reserves to guard against any possible reversal of interest rate environment in future due to unexpected developments, banks were advised by the RBI in January 2002, to build up Investment Fluctuation Reserve (IFR) of a minimum five per cent of the investment portfolio within a period of five years. IFR is computed with reference to investments in two categories, viz., “held for trading” and “available for sale”. RBI has recently advised the banks which have maintained capital of at least nine per cent of the risk weighted assets for both credit risk and market risks for specified items as on March 31, 2006 would be permitted to treat the entire balance in the IFR as Tier 1 capital (instead of Tier 2 capital as hitherto) and for this purpose, Banks may transfer the balance therein to specified accounts.
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
     The RBI has permitted banks the flexibility to offer varying rates of interest on domestic deposits of the same maturity subject to the following conditions:
▪	Time deposits are of Rs. 1.5 million and above; and
▪	Interest is paid in accordance with a schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.
     The RBI regulates the interest rates offered on deposits accepted from non-residents.
     To achieve greater financial inclusion, banks have been advised by the Reserve Bank to make available a basic banking ‘no frills’ account either with ‘nil’ or very low minimum balances as well as charges that would make such accounts accessible to vast sections of population.
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
Regulations Relating to ‘Know Your Customer’ (KYC) Guidelines Anti Money Laundering Standards’
     The RBI has issued KYC guidelines and Anti Money Laundering Measures. Banks are advised to follow certain customer identification procedures for opening of accounts and monitoring transactions of a suspicious nature for the purpose of reporting it to appropriate authority. The objective of these KYC guidelines is inter alia, to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering activities.
     These KYC guidelines mandate banks to frame their KYC policy incorporating the following four key elements:
Customer Acceptance Policy (CAP)
     Banks are required to develop a clear CAP laying down the explicit criteria for acceptance of customers. The CAP must ensure that explicit guidelines are in place on various specified aspects of customer relationship in the bank, including but not limited to the following:
▪	No account is opened in an anonymous or a fictitious name;

▪	Parameters of risk perception are clearly defined in terms of the nature of, among the other things, the nature of business activity, location of customer and his clients, mode of payments, volume of turnover, social and financial status to enable categorization of customers into low, medium and high risk;

▪	Documentation requirements and other information to be collected in respect of different categories of customers; and

▪	Application of appropriate customer-due-diligence measures.
Customer Identification Procedure (CIP)
     The KYC policy of banks should clearly state the CIP to be carried out at different stages of banking relationship with a customer. Banks need to obtain sufficient information necessary to establish the identity of each new customer, whether regular or occasional, and the purpose of the intended nature of the banking relationship. Customer-due-diligence measures are required to be observed for all customers (i.e. natural persons as well as legal persons).
Monitoring of Transactions
     Ongoing monitoring is an essential element of effective KYC procedures. However the extent of monitoring will depend upon the risk sensitivity of the account. Banks are required to pay special attention to all complex, unusually large transactions and all unusual patterns which have no apparent economic or lawful purpose. Banks may prescribe threshold limits for a particular category of accounts and pay particular attention to transactions, which exceed these limits. High risk accounts have to be subjected to intensified monitoring. Every bank should set key indicators for such accounts, taking note of the background of the customer. Banks should ensure that its branches continue to maintain appropriate records of all cash transactions (deposits and withdrawals) of Rs. 1million and above.
Risk Management
     The Board of Directors of banks are required to ensure that an effective KYC program covering proper management oversight, systems and controls, segregation of duties, training and other related matters are in place. Banks, may in consultation with their board of directors, devise procedures for creating risk profiles of their existing and new customers and apply various anti money laundering measures keeping in view the risks involved in a transaction, account or banking / business relationship.
     Rules under Prevention of Money Laundering Act (2002) are applicable to Banks effective July 2005. Under these rules, Banks are required to furnish information to the Financial Intelligence Unit (FIU) of the Government of India. The information to be furnished includes specified cash transactions, forgery of valuable security or transactions of a suspicious nature.
Legal Reserve Requirements
Cash Reserve Ratio
     Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio is currently at 5%. For this purpose, the following liabilities are not considered:
▪	inter-bank liabilities; and
▪	refinancing from the RBI and other institutions permitted to offer refinancing to banks.
     The RBI pays no interest on cash reserves of up to 3.0% of the demand and time liabilities and pays interest at the rate of 3.5% per annum on the balance. Effective June 24, 2006 the Reserve Bank of India has decided that the cash reserves will not be eligible for such interest.
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
Statutory Liquidity Ratio
     In addition to the cash reserve ratio, each bank is required to maintain in India a specified percentage of its total demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as government of India securities and state government securities. This is to maintain liquidity in the banking system. The percentage of this liquidity ratio is fixed by the RBI from time to time. Currently, the RBI requires banks to maintain a liquidity ratio of 25% on their total demand and time liabilities. For this purpose the following liabilities are not considered:
▪	any advance taken from the RBI or from certain other financial institutions; and
▪	inter-bank liabilities to the extent of inter-bank assets.
Regulations for Asset Liability Management
     At present, RBI regulations for asset liability management require banks to draw up two types of asset-liability gap statements separately for the rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated or anticipated re-pricing date, or maturity date. These statements have to be submitted to the RBI on a quarterly basis. The RBI has announced that banks should actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI requires each bank to manage its asset-liability structure so that the negative liquidity gap in the one to 14 day and 15 to 28 day time periods does not exceed 20% of the cash outflows in those time periods.

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
     The RBI issued revised guidelines in May 2005 regarding declaration and payment of dividends (including interim dividends) by banks, with effect from fiscal 2005. Banks that comply with the following prudential requirements are eligible to declare dividends:

▪	Capital adequacy ratio must be at least 9% for the preceding two completed years and the fiscal year for which the bank proposes to declare a dividend;
▪	Net non-performing assets must be less than 7% of advances (5% of advances where the capital adequacy ratio is less than 9% for the preceding two completed years but at least 9% for the fiscal year for which the bank proposes to declare a dividend);
▪	The bank has complied with the provisions of Sections 15 and 17 of the Banking Regulation Act;
▪	The bank has complied with the prevailing regulations/guidelines issued by the RBI, including creating adequate provisions for impairment of assets and staff retirement benefits, transfer of profits to Statutory Reserves, etc.;
▪	The dividend should be payable out of the current year’s profits; and
▪	The RBI has not placed any explicit restrictions on the bank for declarations of dividends.
     Banks, which comply with the above prudential requirements, can pay dividends subject to compliance with the following conditions:
▪	The dividend payout ratio (calculated as a percentage of “dividend payable in a year” (excluding dividend tax) to “net profit during the year”) should not exceed 40%. The RBI has prescribed a matrix of criteria linked to the capital adequacy ratio and the net non-performing assets ratio in order to ascertain the maximum permissible range of dividend payout ratio;
▪	If the financial statements for which the dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted while calculating the dividend payout ratio.
Restriction on Voting Rights
     The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights in excess of 10% of the total voting rights of all shareholders of the banking company.
     The RBI has also issued guidelines for ownership and governance in private sector banks. The underlying thread of the guidelines is to ensure that the ultimate ownership and control of banks is well diversified, banks are owned and managed by “fit and proper” persons/entities who are well capitalized and that the processes are transparent and fair.
Restriction on Transfer of Shares
     RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0% or more of its total paid-up capital.
Regulatory Reporting and Examination Procedures
     The RBI is empowered under the Banking Regulation Act to inspect a bank. The RBI monitors prudential parameters at regular intervals. The results of these inspections are provided to the bank, but are required by law to be kept confidential. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:
▪	assets, liabilities and off-balance sheet exposures;
▪	the risk weighting of these exposures, the capital base and the capital adequacy ratio;
▪	the unaudited balance sheet/statement of income;
▪	asset quality;
▪	concentration of exposures; and
▪	other prudential parameters.

     The RBI also conducts periodic on-site inspections of matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We have been subject to on-site inspection by the RBI at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board of Directors, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the report with our management team, including our Managing Director.
     The RBI also conducts on-site supervision of selected branches with respect to their general operations and foreign exchange related transactions.
     Keeping in view the emerging scenario under the Basel II accord and the need to allocate supervisory resources in accordance with the risk profile of banks, the RBI intends to switch over from micro-regulation to Risk Based Supervision (“RBS”). The RBI has developed and circulated to banks detailed standardized risk profile templates for different business areas to be used by banks for undertaking self-assessment of the risks to which they are exposed.
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
Guidelines for merger /amalgamation of private sector banks
     The RBI has issued detailed guidelines in May 2005 for merger /amalgamation of private sector banks and for amalgamation of a non-banking finance company (NBFC) with a banking company. The guidelines lay down the process of merger proposal, determination of swap ratios, disclosures, the stages at which the Board of Directors will get involved in the merger process and norms of buying and selling of shares by the promoters before and during the process of merger.
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

EXCHANGE CONTROLS
Restrictions on Conversion of Rupees
     There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example by circular dated March 18, 2004, resident Indians are now permitted to remit up to US$ 25,000 for any permissible current or capital account transaction.
Restrictions on Sale of the Equity Shares Underlying the ADRs/ADSs and for Repatriation of Sale Proceeds
     Under the laws of India, ADSs issued by Indian companies to non-residents have free transferability outside of India. Similarly, under the recent amendments to Indian regulations, no approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India subject to reporting requirements and the applicable pricing formula in the case of shares not sold on an exchange.
     The Ministry of Finance, Government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares. Pursuant to the terms of the Deposit Agreement an investor who surrenders ADRs and withdraws shares is permitted to re-deposit such shares subject to the total issued ADRs and obtain ADRs at a later time.
Fungibility of ADRs
     In March 2001, the RBI has permitted the re-conversion of shares of Indian Companies into ADRs, subject to the following conditions:
     • the Indian company has issued ADRs;
     • the shares of the Indian company are purchased by a registered stock broker in India in the name of the Depository, on behalf of the non-resident investor who wishes to convert such shares into ADRs;
     • shares are purchased on a recognized stock exchange;
     • the shares are purchased with the permission of the custodian of the ADRs of the Indian company and are deposited with the custodian;
     • the issuer company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADRs;
     • the number of shares so purchased do not exceed the ADRs converted into underlying shares, and are in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and
     • the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued thereunder from time to time.
     Also the RBI has prescribed that the domestic custodians are the entity required to ensure compliance with the RBI guidelines and to file reports with the RBI from time to time, the domestic custodian is also required to perform the following functions:
     • provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;
     • monitor the total number of ADRs that have been converted into underlying shares by non-resident investors;
     • liaise with the issuer company to ensure that the foreign investment restrictions, if any, are not being breached; and
     • file a monthly report about the ADR transactions under the two-way fungibility arrangement with the RBI and the SEBI.
     An investor who surrenders an ADS and withdraws equity shares may be entitled to redeposit those equity shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding equity shares purchased by a non-resident on the local stock exchange and issue ADSs representing those equity shares. However, in each case, the aggregate number of equity shares re-deposited or deposited by such persons cannot exceed the number represented by ADSs converted into underlying equity shares. The RBI has issued a notification inter alia permitting Indian companies to sponsor ADR issues against shares held by their shareholders at a price to be determined by the lead manager. Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will, subject to the foregoing, not have to obtain RBI approval for each transaction.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
     The government of India regulates ownership of Indian companies by foreigners. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act. The Foreign Exchange Management Act, when read together with a series of regulations issued there under by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.
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
     Under the foreign investment rules, the following restrictions are applicable to foreign ownership:
Foreign Direct Investment
     The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. FIPB approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior permission of the FIPB:
     • investments , including a transfer of shares, in excess of specified sectoral caps;
     • investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field. However, prior FIPB approval will not be required in case of investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0 per cent or where the existing joint venture is defunct or sick
     • investment being more than 24% in the equity capital of units manufacturing items reserved for small scale industries;
     • investments by an unincorporated entity;
     • investment in industries for which industrial licensing is compulsory; and
     • all proposals relating to acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code. However, as per a recent Press Note issued by the Government of India, the prior permission of the FIPB would not be required for transfer of shares from residents to non-residents in the financial services sector or where the provisions of the Takeover Code are attracted, in cases where approvals are required from the RBI, under the Takeover Code or the Insurance Regulatory and Development Authority.
     Subject to certain exceptions, Foreign Direct Investment and investment by individuals of Indian nationality or origin residing outside India, or Non-Resident Indians, in Indian companies does not require the prior approval of the FIPB or the RBI. The Government has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no approval of the RBI is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.
     The Government has set up the Foreign Investment Implementation Authority, or the FIIA in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various Government agencies to find solutions to foreign investment problems and maximize opportunities through a co-operative approach.
▪	Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. With a view to liberalizing the operational procedures, the government of India’s Ministry of Finance and the RBI have granted a general approval to ADS issues, subject to certain restrictions; and

▪	Under the portfolio investment route, foreign institutional investors, subject to registration with SEBI and the RBI, and non-resident Indians, subject to a resolution of the board of directors and a special resolution of the shareholders, may be permitted to own in the aggregate up to 49% of the total issued capital of the company that are not represented by ADSs; no single foreign institutional investor may own more than 10% of the total issued capital of the company; a corporate/individual sub-account of the foreign institutional investor may not hold more than 5% of the total issued capital of a company; a broad based sub-account may not hold more than 10% of the total issued capital of a company and no single non-resident Indian may own more than 5% of the total issued capital of the company.
     As an investor in ADSs, you do not need to seek the specific approval from the government of India to purchase, hold or dispose of your ADSs. In our ADS offering, we obtained the in-principle approval of the relevant stock exchanges for listing of the equity shares underlying the ADSs. We were not required to obtain the prior approval of the Foreign Investment Promotion Board or the RBI. Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the portfolio investment limitations mentioned above. The implications of these limitations however, is not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require the government of India’s approval on a case-by-case basis. Furthermore, if you withdraw your equity shares from the ADS program and your direct or indirect holding in us is equal to or exceeds 15% of our total equity, you may be required to make a public offer to the remaining shareholders under the Takeover Code.

ADDITIONAL INFORMATION
     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and the copy charges. The SEC filings are also available to the public from commercial document retrieval services and at the internet website maintained by the SEC at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Board of Directors and Shareholders of
HDFC Bank Limited:
     We have audited the accompanying consolidated balance sheets of HDFC Bank Limited (the “Bank”) as of March 31, 2005 and 2006, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2006. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
     As described in Note 2 (b) to the consolidated financial statements, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted for banks in India, which form the basis of the Bank’s general purpose financial statements.
     Our audits also comprehended the translation of India rupee amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (w). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India
September 25, 2006

HDFC BANK LIMITED
CONSOLIDATED BALANCE SHEETS
As of March 31, 2005 and 2006

	As of March 31,
	2005		2006		2006
	(In millions except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	37,575.8	Rs.	61,194.3	US$	1,375.8
Term placements		8,699.6		10,243.7		230.3
Investments held for trading, at fair value		1,278.5		2,945.6		66.2
Investments available for sale, at fair value (includes restricted investments of Rs. 24,017.3 and Rs. 90,102.5 respectively)		204,292.8		273,457.0		6,147.9
Securities purchased under agreements to resell		—		4,200.0		94.4
Loans (net of allowance of Rs. 5,438.5 and Rs. 5,653.3 respectively)		256,486.9		395,274.3		8,886.5
Accrued interest receivable		4,912.1		8,662.7		194.8
Property and equipment, net		7,083.2		8,714.6		195.9
Other assets		15,215.3		26,277.2		590.8

Total assets	Rs.	535,544.2	Rs.	790,969.4	US$	17,782.6

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Liabilities
Interest-bearing deposits	Rs.	257,237.9	Rs.	410,181.2	US$	9,221.7
Non-interest-bearing deposits		106,304.6		147,124.2		3,307.6

Total deposits		363,542.5		557,305.4		12,529.3
Short-term borrowings		62,079.1		75,676.7		1,701.4
Accrued interest payable		5,843.0		8,264.1		185.8
Long-term debt		5,028.1		17,028.6		382.8
Accrued expenses and other liabilities		49,713.5		77,201.8		1,735.7

Total liabilities		486,206.2		735,476.6		16,535.0

Contingencies (See Note 26)		—		—		—

Minority interest		—		225.3		5.0

Shareholders’ equity:

Equity shares: par value—Rs. 10 each; authorized 450,000,000 shares; issued and outstanding 309,875,308 shares and 313,142,408 shares, respectively		3,098.7		3,131.4		70.4
Additional paid in capital		25,789.2		26,805.7		602.6
Advance received pending allotment of shares		423.3		—		—
Retained earnings		12,871.6		18,284.6		411.1
Statutory reserve		6,187.6		8,364.6		188.1
Deferred stock-based compensation		(66.1)		(19.5)		(0.4)
Accumulated other comprehensive income (loss)		1,033.7		(1,299.3)		(29.2)

Total shareholders’ equity		49,338.0		55,267.5		1,242.6

Total liabilities and shareholders’ equity	Rs.	535,544.2	Rs.	790,969.4	US$	17,782.6

See accompanying notes to financial statements

HDFC BANK LIMITED
CONSOLIDATED STATEMENTS OF INCOME
For each of the years ended March 31, 2004, 2005 and 2006

	Years ended March 31,
	2004		2005		2006		2006
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	11,705.0	Rs.	16,431.4	Rs.	28,853.8	US$	648.7
Trading securities		289.6		144.4		195.6		4.4
Available for sale securities, including dividend		11,487.3		11,399.1		12,969.6		291.7
Other		1,109.6		1,234.5		1,509.0		33.8

Total interest revenue		24,591.5		29,209.4		43,528.0		978.6

Interest expense:
Deposits		10,279.2		11,074.1		15,590.1		350.5
Short-term borrowings		1,435.9		1,759.4		3,497.7		78.6
Debt		268.0		390.2		534.0		12.0

Total interest expense		11,983.1		13,223.7		19,621.8		441.1

Net interest revenue		12,608.4		15,985.7		23,906.2		537.5
Provision for credit losses, net		2,343.4		3,048.2		5,032.0		113.1

Net interest revenue after provision for credit losses		10,265.0		12,937.5		18,874.2		424.4

Non-interest revenue, net:
Fees and commissions		3,140.7		6,124.4		10,949.6		246.2
Trading securities gains (losses), net		396.8		(39.3)		(44.8)		(1.0)
Realized gains (losses) on sales of available for sale securities, net		(48.3)		194.3		420.3		9.4
Foreign exchange transaction gains		740.0		911.7		994.0		22.3
Derivative transaction gains (losses), net		443.9		204.0		(402.9)		(9.1)
Other, net		24.5		816.4		231.7		5.2

Total non-interest revenue, net		4,697.6		8,211.5		12,147.9		273.0

Total revenue, net		14,962.6		21,149.0		31,022.1		697.4

Non-interest expense:
Salaries and staff benefits		2,154.0		3,249.9		5,420.9		121.9
Premises and equipment		1,828.5		2,260.8		3,125.9		70.3
Depreciation and amortization		1,254.9		1,440.7		1,812.1		40.7
Administrative and other		3,131.9		4,462.5		7,487.9		168.3

Total non-interest expense		8,369.3		11,413.9		17,846.8		401.2

Income before income tax expense		6,593.3		9,735.1		13,175.3		296.2
Income tax expense		1,838.8		3,125.4		3,965.7		89.2

Net income before minority interest	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,209.6	US$	207.0
Minority interest		—		—		22.5		0.5

Net income	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,187.1	US$	206.5

Per share information: (See Note: 29)
Earnings per equity share—basic	Rs.	16.87	Rs.	22.78	Rs.	29.45	US$	0.66
Earnings per equity share—diluted	Rs.	16.70	Rs.	22.60	Rs.	29.08	US$	0.65

Per ADS information (where 1 ADS represents 3 shares): (See Note: 29)
Earnings per ADS—basic	Rs.	50.61	Rs.	68.34	Rs.	88.36	US$	1.99
Earnings per ADS—diluted	Rs.	50.10	Rs.	67.80	Rs.	87.24	US$	1.96
See accompanying notes to financial statements

HDFC BANK LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the years ended March 31, 2004, 2005 and 2006

	Years ended March 31,
	2004		2005		2006		2006
	(In millions)
Cash flows from operating activities:
Net income	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,187.1	US$	206.5
Adjustment to reconcile net income to net cash provided by (used in) operating activities
Provision for credit losses		2,343.4		3,048.2		5,032.0		113.1
Depreciation and amortization		1,254.9		1,440.7		1,812.1		40.7
Amortization of deferred stock based compensation		135.1		308.5		46.6		1.0
Amortization of deferred acquisition costs		(156.2)		(496.3)		1,523.2		34.2
Amortization of premium(discount) on investments		1,489.6		1,516.1		2,462.5		55.4
Other than temporary impairment investment		—		—		714.3		16.1
Provision for deferred income taxes		(588.4)		(213.5)		455.2		10.2
Guarantee liabilities		112.7		50.1		160.3		3.6
(Gain) loss on securitization of loans		(123.8)		(622.5)		31.3		0.7
Net realized (gain) loss on sale of available for sale securities		48.3		(194.3)		(420.3)		(9.4)
Gain (loss) on disposal of property and equipment, net		4.4		(2.1)		(2.7)		(0.1)
Accrued leave compensation		—		186.3		329.5		7.4
Net change in:
Investments held for trading		(2,257.7)		4,955.3		(1,667.1)		(37.5)
Accrued interest receivable		2,105.1		(733.4)		(3,750.6)		(84.3)
Other assets		2,675.3		4,033.0		(12,162.5)		(273.4)
Accrued interest payable		(2,731.9)		1,677.6		2,421.1		54.4
Accrued expense and other liabilities		31,190.6		(19,818.7)		26,444.1		594.6

Net cash provided by operating activities		40,255.9		1,744.7		32,616.1		733.2

Cash flows from investing activities:
Net change in term placements		4,182.2		(5,134.3)		(1,544.2)		(34.7)
Purchase of subsidiary		—		—		155.8		3.5
Activity in available for sale securities:
Purchases		(265,970.2)		(153,898.8)		(170,373.4)		(3,830.3)
Proceeds from sales		209,229.1		96,986.1		62,820.2		1,412.3
Maturities, prepayments and calls		22,626.0		20,543.1		33,299.5		748.6
Activity in held to maturity securities:
Purchases		(78,592.0)		(11,888.8)		—		—
Maturities, prepayments and calls		79,721.9		10,792.0		—		—
Net change in repurchase option and reverse repurchase option		(24,550.0)		19,950.0		(4,200.0)		(94.4)
Proceeds from loans securitized		5,917.4		48,234.6		19,733.3		443.6
Loans purchased		(6,180.7)		(18,309.8)		(8,952.3)		(201.3)
Repayments on loans purchased		2,233.3		16,621.2		5,216.0		117.3
Increase in loans originated, net of principal collections		(63,818.4)		(127,777.5)		(159,840.8)		(3,593.5)
Additions to property and equipment		(2,143.9)		(2,442.8)		(3,752.9)		(84.4)
Proceeds from sale or disposal of property and equipment		24.9		9.5		51.5		1.2

Net cash used in investing activities		(117,320.4)		(106,315.5)		(227,387.3)		(5,112.1)

Cash flows from financing activities:
Net increase in deposits		80,302.0		59,480.5		193,762.9		4,356.2
Net increase (decrease) in short-term borrowings		2,484.6		38,014.9		13,597.6		305.7
Proceeds from issuance of debt		4,000.0		—		12,020.0		270.2
Repayments of debt		(30.0)		(1,057.9)		(19.5)		(0.4)
Proceeds from issuance of equity shares for options exercised		203.6		659.1		625.8		14.1
Proceeds from issuance of shares		—		12,747.6		—		—
Proceeds from applications received for shares pending allotment		125.5		423.3		—		—
Payment of dividends and dividend tax		(955.7)		(1,131.3)		(1,597.1)		(35.9)

Net cash provided by financing activities		86,130.0		109,136.2		218,389.7		4,909.9

Net change in cash		9,065.5		4,565.4		23,618.5		531.0
Cash and cash equivalents, beginning of year		23,944.9		33,010.4		37,575.8		844.8

Cash and cash equivalents, end of year	Rs.	33,010.4	Rs.	37,575.8	Rs.	61,194.3	US$	1,375.8

Supplementary cash flow information:
Interest paid	Rs.	14,819.5	Rs.	11,543.9	Rs.	17,200.7	US$	386.7
Income taxes paid	Rs.	2,843.9	Rs.	3,719.5	Rs.	5,421.6	US$	121.9

Supplementary information on non cash transactions:
Investments transferred from held to maturity to available for sale category	Rs.	4.9	Rs.	37,005.6	Rs.	—	US$	—
See accompanying notes to financial statements

HDFC BANK LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For each of the years ended March 31, 2004, 2005 and 2006

						Advance
						received								Accumulated
				Additional paid		pending						Deferred stock-		other		Total
	Number of	Equity share		in		allotment of		Retained		Statutory		based		comprehensive		Shareholders’
	Equity shares	capital		capital		shares		Earnings		reserve		compensation		income (loss)		equity
	(In millions, except for equity shares)
Balance at March 31, 2003	279,718,938	Rs.	2,797.2	Rs.	11,758.9	Rs.	146.5	Rs.	6,532.1	Rs.	3,249.9	Rs.	(60.2)	Rs.	1,688.7	Rs.	26,113.1
Shares issued upon exercise of options	3,125,500		31.2		318.9		(146.5)										203.6
Stock options granted					449.5								(449.5)				—
Dividends, including dividend tax									(955.7)								(955.7)
Advance received pending allotment of shares							125.5										125.5
Amortization of deferred stock based compensation													135.1				135.1
Transfer to statutory reserve									(1,273.8)		1,273.8						—

Sub Total	282,844,438		2,828.4		12,527.3		125.5		4,302.6		4,523.7		(374.6)		1,688.7		25,621.6

Net income									4,754.5								4,754.5
Unrealized loss reclassified to earnings															(582.2)		(582.2)
Change in the unrealized gain on available for sale securities, net															1,421.9		1,421.9

Balance at March 31, 2004	282,844,438	Rs.	2,828.4	Rs.	12,527.3	Rs.	125.5	Rs.	9,057.1	Rs.	4,523.7	Rs.	(374.6)	Rs.	2,528.4	Rs.	31,215.8

Shares issued upon exercise of options	4,106,775		41.1		743.5		(125.5)										659.1
Shares issued in public offering	22,924,095		229.2		12,518.4												12,747.6
Dividends, including dividend tax									(1,131.3)								(1,131.3)
Advance received pending allotment of shares							423.3										423.3
Amortization of deferred stock based compensation													308.5				308.5
Transfer to statutory reserve									(1,663.9)		1,663.9						—

Sub Total	309,875,308		3,098.7		25,789.2		423.3		6,261.9		6,187.6		(66.1)		2,528.4		44,223.0

Net income									6,609.7								6,609.7
Unrealized gains on securities transferred from held to maturity to available for sale															558.9		558.9
Unrealized loss reclassified to earnings															(773.4)		(773.4)
Change in the unrealized gain on available for sale securities, net															(1,280.2)		(1,280.2)

Balance at March 31, 2005	309,875,308	Rs.	3,098.7	Rs.	25,789.2	Rs.	423.3	Rs.	12,871.6	Rs.	6,187.6	Rs.	(66.1)	Rs.	1,033.7	Rs.	49,338.0

Shares issued upon exercise of options	3,267,100		32.7		1,016.5		(423.3)										625.9
Dividends, including dividend tax									(1,597.1)								(1,597.1)
Amortization of deferred stock based compensation													46.6				46.6
Transfer to statutory reserve									(2,177.0)		2,177.0						—

Sub Total	313,142,408		3,131.4		26,805.7		—		9,097.5		8,364.6		(19.5)		1,033.7		48,413.4

Net income									9,187.1								9,187.1
Unrealized gain reclassified to earnings															(80.6)		(80.6)
Change in the unrealized gain on available for sale securities, net															(2,252.4)		(2,252.4)

Balance at March 31, 2006	313,142,408	Rs.	3,131.4	Rs.	26,805.7		—	Rs.	18,284.6	Rs.	8,364.6	Rs.	(19.5)	Rs.	(1,299.3)	Rs.	55,267.5

Balance at March 31, 2006		US$	70.4	US$	602.6		—	US$	411.1	US$	188.1	US$	(0.4)	US$	(29.2)	US$	1,242.6

See accompanying notes to financial statements

     1. The Bank
     HDFC Bank Limited (the ‘‘Bank’’) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulations Act, 1949. The Bank’s shares are listed on the Bombay Stock Exchange Ltd., The National Stock Exchange of India Limited and its ADSs are listed on the New York Stock Exchange.
     The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, controls 22.0% (previous year 22.2%) of the Bank’s equity. The balance of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.
     The Bank’s principal business activities are retail banking, wholesale banking and treasury operations. The Bank’s retail banking division provides a variety of deposit products as well as loans, credit cards, debit cards, third party mutual funds and insurance, investment advisory services and depositary services. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading, foreign exchange, and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.
     2. Summary of Significant Accounting Policies
     a. Principles of Consolidation
     The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method, and the pro rata share of their income (loss) is included in income. Income from investments in less than 20% owned companies is recognized when dividends are received. The Bank consolidates entities deemed to be Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46(R)). All significant inter-company accounts and transactions are eliminated on consolidation.
     b. Basis of presentation
     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (‘‘RBI’’) (collectively ‘‘Indian GAAP’’), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses; classification and valuation of investments; accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees and derivative financial instruments, and the presentation format and disclosures of the financial statements and related notes.
     c. Use of Estimates
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
     d. Cash and cash equivalents
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
f. Investments in securities
     Investments consist of securities purchased as part of the Bank’s treasury operations, such as government securities and other debt and equity securities, and, investments purchased as part of the Bank’s wholesale banking operations, such as credit substitute securities issued by the Bank’s wholesale banking customers.
     Credit substitute securities typically consist of commercial paper, short-term debentures and preference shares issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by the Bank with the issuer. As the Bank’s exposures to such securities are similar to its exposures on its loan portfolio, additional disclosures have been provided on impairment status in Note 8 and on concentrations of credit risk in Note 12.
     All other securities including mortgage and asset-backed securities are actively managed as a part of the Bank’s treasury operations. The issuers of such securities are either the government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.
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
g. Impairment of securities
     Declines in the fair values of held to maturity and available for sale securities below their cost that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. The Bank identifies other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than cost and the financial condition and economic prospects of the issuer. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increases and where the Bank has the ability and intent to hold the security until the fair value recovers.
h. Loans
     The Bank grants retail and wholesale loans to customers.

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
i. Allowance for credit losses
     The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of allowances for retail loans and wholesale loans.
Retail
     The Bank’s retail loan loss allowance consists of specific and unallocated allowances.
     The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels.
     The Bank also makes unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio comprises groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, the Bank stratifies such loans based on the number of days past due and takes into account historical losses for such product, the nature of security available and loan to value ratios.

Wholesale
     The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, are credited to the provision.
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
     In light of the significant growth in the size and diversity of its wholesale loan portfolio, the Bank has also established an unallocated allowance for wholesale standard loans based on the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimate its wholesale unallocated allowance based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard loan portfolio.
j. Sales/Transfer of Receivables
     The Bank sells finance receivables to special purpose entities (“SPEs”) in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these SPEs and cash collateral. Securitized receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings. The Bank also enters into securitization transactions, which are similar to asset-backed securitization transactions through the SPE route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates.
     Gains or losses from the sale of receivables are recognized in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing by the Bank.
     Fair values are determined based on the present value of expected future cash flows, using best estimates for key assumptions, such as prepayment and discount rates, commensurate with the risk involved.

For further information, see note 11.
k. Property and equipment
     Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of fixed assets on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Buildings	1.61%
Leasehold improvements	Lower of asset life or period of lease
ATMs	12.50%
Very small aperture terminals (“VSATs”)	10.00%
Office equipment	16.21%
Computer equipment	33.33%
Motor cars	25.00%
Software and system development expenditure	25.00%
Assets at the residence of executives of the Bank	25.00%
l. Impairment or disposal of tangible long lived assets
     Whenever events or circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Bank subjects such long lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Bank recognizes an impairment loss estimated as the difference between carrying value and the net realizable value.
m. Foreclosed or repossessed assets
     Assets acquired through or in lieu of foreclosure or through repossession are generally held for sale and initially recorded at fair value on the date of foreclosure or repossession. On subsequent dates, such assets are periodically evaluated by management for changes in fair value, and are carried at the lower of the fair value on the date of foreclosure or repossession and the net realizable value on the balance sheet date. Net realizable value represents the anticipated sale price less the estimated costs of disposal. Revenues and expenses from the operation of such assets and changes in the fair value are included in earnings.
n. Income tax
     Income tax consists of the current tax provision and the net change in the deferred tax asset or liability in the year.
     Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.
o. Revenue recognition
     Interest income from loans and from investments in finance leases is recognized on an accrual basis when earned except in respect of loans or finance leases placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.
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
q. Stock-Based Compensation
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
     Had compensation cost for the Bank’s stock option plans been determined based on the fair value approach, the Bank’s net income and earnings per share would have been as per the pro forma amounts indicated below:

		Years ended March 31,
		2004		2005		2006		2006
		(In millions, except per share amounts)
Net Income:	As reported	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,187.1	US$	206.5
Add: Stock-based employee compensation expense included in net income	As reported		135.1		308.5		46.6		1.0

Less: Stock-based compensation expense determined under fair value based method :	Pro forma		(293.3)		(1,209.4)		(1,276.5)		(28.7)

Net Income:	Pro forma	Rs.	4,596.3	Rs.	5,708.8	Rs.	7,957.2	US$	178.8

Basic earnings per share	As reported	Rs.	16.87	Rs.	22.78	Rs.	29.45	US$	0.66
	Pro forma		16.31		19.68		25.51		0.57

Diluted earnings per share	As reported	Rs.	16.70	Rs.	22.60	Rs.	29.08	US$	0.65
	Pro forma		16.14		19.52		25.19		0.57

Basic earnings per ADS	As reported	Rs.	50.61	Rs.	68.34	Rs.	88.36	US$	1.99
	Pro forma		48.93		59.04		76.53		1.72

Diluted earnings per ADS	As reported	Rs.	50.10	Rs.	67.80	Rs.	87.24	US$	1.96
	Pro forma		48.42		58.56		75.56		1.70

     The fair value of options used to compute pro forma net income and basic earnings per equity share have been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2004	2005*	2006
Dividend yield
	0.9%	—	0.7%
Expected volatility
	45.0%	—	21.25%
Risk—free interest rate
ESOS Plan	4.4% – 4.5%	—	6.1% – 6.6%
EWT Plan
	4.5%	—	—
Expected lives:
ESOS Plan
EWT Plan	7.1 years	—	1 – 7 years
	1.2 – 2.2 years	—	—
* No options were granted in the year 2005.
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
t. Segment information
     The Bank operates in three reportable segments, namely retail banking, wholesale banking and treasury services. Segment-wise information has been provided in Note 25.
u. Derivative Financial Instruments
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
     The Bank enters into forward exchange contracts, currency swaps and currency options with its customers and typically lays off such customer exposures in the inter-bank foreign exchange markets. The Bank also enters into such instruments to cover its own foreign exchange exposures. All such instruments are carried at fair value, determined based on market quotations.
     The Bank enters into rupee interest rate swaps for its own account. The Bank also enters into interest rate currency swaps and cross currency interest rate swaps with its customers and typically lays these off in the inter-bank market. Such contracts are carried on the balance sheet at fair value, based on market quotations where available or priced using market determined yield curves.

v. New Accounting Pronouncements
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
     In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.
     SFAS No. 123(R) eliminates the intrinsic value alternative in APB Opinion 25 and generally requires the Bank to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model, which is consistent with the terms of the award, or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award — the requisite service period (which is usually the vesting period). The standard also requires the Bank to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.
     The Bank is required to apply SFAS No. 123(R) to all awards granted, modified or settled in our first reporting period under U.S. GAAP after June 15, 2006. The Bank is also required to use either the “modified prospective method” or the “modified retrospective method.” Under the modified prospective method, the Bank must recognize compensation cost for all awards after the Bank adopts the standard and for the unvested portion of previously granted awards that are outstanding on that date.
     Under the modified retrospective method, the Bank must restate its previously issued financial statements to recognize the amounts the Bank previously calculated and reported on a pro forma basis, as if the prior standard had been adopted.
     Under both methods, we are permitted to use either a straight line or an accelerated method to amortize the cost as an expense. The standard permits and encourages early adoption.
     The Bank intends to follow prospective method. If the Bank were to adopt SFAS No. 123(R) using the modified retrospective method, its net income would have been Rs. 900.9 million less than reported in the year ended March 31,2005 and Rs. 1,229.9 million less than reported in the fiscal year ended March 31, 2006.
     FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3, requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FASB Statement No. 154, Accounting Changes and Error Corrections, will not have a material effect on the Bank’s financial position or results of operation.
     In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments” which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation in accordance with SFAS 133. The statement is effective as of April 1, 2007. The adoption of SFAS no. 155 is not expected to have a material impact on the future Consolidated Financial Statement.
     In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets, an amendment to FASB Statement No. 140”, which permits but does not require an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in Consolidated Statement of Income. The statement is effective April 1, 2007. The bank is currently evaluating this standard to determine whether it will have a material effect on the bank’s future financial position or results of operation.
     In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective November 2007. The bank is currently evaluating this standard to determine whether it will have a material effect on the bank’s future financial position or results of operation.
     In June 2006, the FASB issued FIN No. 48, “Accounting for uncertainty in Income Taxes- an interpretation of FASB statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return besides it also provides guidance on several other similar issues. This interpretation is effective December 2006. The bank is currently evaluating this standard to determine whether it will have a material effect on the bank’s future financial position or result of its operations.

w. Convenience Translation
     The accompanying financial statements have been expressed in Indian rupees (“Rs. ”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2006 have been translated into U.S. dollars at US$ 1.00 = Rs. 44.48 based on the noon buying rate for cable transfers on March 31, 2006 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.
x.  Reclassifications
     Certain amounts in fiscal 2004 and fiscal 2005 have been reclassified to conform to the presentation in fiscal 2006. These reclassifications have no effect on the stockholders’ equity or net income as previously reported.
3. Cash and cash equivalents
     Cash and cash equivalents as of March 31, 2005 and 2006 include balances of Rs. 22,965.6 million, Rs. 27,989.0 million respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. This balance is subject to withdrawal and usage restrictions.
4. Term placements
     Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 7 years.

5. Investments, held for trading
     The portfolio of trading securities at March 31, 2005 and 2006 is as follows:

	As of March 31, 2005
			Gross		Gross
	Amortized		unrealized		Unrealized		Fair
	Cost		gains		Losses		Value
	(In millions)
Government of India securities	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5

Total	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5

	As of March 31, 2006
			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	Cost		gains		losses		Value
	(In millions)
Government of India securities	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6

Total	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6

Total	US$	66.3	US$	0.1	US$	0.2	US$	66.2

6. Investments, available for sale
     The portfolio of available for sale securities at March 31, 2005 and 2006 is as follows:

	As of March 31, 2005
			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value
	(In millions)
Government of India securities	Rs.	110,997.7	Rs.	1,015.2	Rs.	657.6	Rs.	111,355.3
Securities issued by Government of India sponsored institutions		25,010.5		592.7		134.9		25,468.3
State government securities		484.6		2.2		14.6		472.2
Securities issued by state government sponsored institutions		349.2		24.1		—		373.3
Credit substitutes (See Note 8)		13,372.4		554.3		45.8		13,880.9
Corporate bonds		588.5		—		0.4		588.1

Fixed maturity investments		150,802.9		2,188.5		853.3		152,138.1
Mortgage-backed securities		11,441.0		111.2		70.6		11,481.6
Asset-backed securities		30,611.5		329.8		201.6		30,739.7
Equity securities		291.4		54.7		7.8		338.3
Mutual fund units		9,586.3		10.6		1.8		9,595.1

Total	Rs.	202,733.1	Rs.	2,694.8	Rs.	1,135.1	Rs.	204,292.8

Securities with gross unrealized losses							Rs.	103,551.3
Securities with gross unrealized gains								100,741.5

							Rs.	204,292.8

	As of March 31, 2006
			Gross		Gross
	Amortized		unrealized		unrealized		Fair
	cost		gains		losses		value
	(In millions)
Government of India securities	Rs.	189,200.9	Rs.	405.1	Rs.	1,945.0	Rs.	187,661.0
Securities issued by Government of India sponsored institutions		27,772.2		105.1		450.8		27,426.5
State government securities		459.4		0.1		12.1		447.4
Securities issued by state government sponsored institutions		315.0		6.7		0.3		321.4
Credit substitutes (See Note 8)		9,625.6		170.6		44.9		9,751.3
Corporate bonds		150.0		—		0.9		149.1

Fixed maturity investments		227,523.1		687.6		2,454.0		225,756.7
Mortgage-backed securities		17,158.8		90.7		194.7		17,054.8
Asset-backed securities		27,338.6		34.5		247.0		27,126.1
Equity securities		275.3		54.1		3.9		325.5
Mutual fund units		3,187.1		6.8		—		3,193.9

Total	Rs.	275,482.9	Rs.	873.7	Rs.	2,899.6	Rs.	273,457.0

TOTAL	US$	6,193.5	US$	19.6	US$	65.2	US$	6,147.9
Securities with gross unrealized losses							Rs.	197,275.2
Securities with gross unrealized gains								76,181.8

							Rs.	273,457.0

							US$	6,147.9
     Investments include Rs. 24,017.3 as of March 31, 2005 and Rs. 90,102.5 as of March 31, 2006 respectively, which have been kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS). These have been kept with the Clearing Corporation of India Limited and RBI.
     The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near term prospects of the issuer, and the Bank’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Bank evaluated the unrealized loss on its investment and has fully recognized an expense of Rs. 714.3 million (previous year: nil) as other than temporary impairment in fiscal 2006. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2006 are temporary in nature. The Bank’s review of impairment generally entails:
•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other-than temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

     The gross unrealized losses and fair value of available for sale securities at March 31, 2006 is as follows:

	As of March 31, 2006
	Less Than 12 months				12 months or greater
							Unrealized
	Fair Value		Unrealized losses		Fair Value		losses
	(In millions)

Government of India securities	Rs.	134,447.6	Rs.	1,945.0	Rs.	—	Rs.	—
Securities issued by Government of India sponsored institutions		20,926.2		450.8		—		—
State government securities		386.0		12.1		—		—
Securities issued by state government sponsored institutions		4.8		0.3		—		—
Credit substitutes (See Note 8)		3,556.2		44.9		—		—
Corporate Bonds		149.1		0.9		—		—

Fixed maturity investments		159,469.9		2,454.0		—		—
Mortgage-backed securities		11,147.5		194.7		—		—
Asset-backed securities		26,227.3		247.0		—		—
Equity securities		47.2		3.9		—		—
Mutual fund units		383.3		—		—		—

Total	Rs.	197,275.2	Rs.	2,899.6	Rs.	—	Rs.	—

Total	US$	4,435.1	US$	65.2	US$	—	US$	—
     The contractual residual maturity of fixed maturity available for sale securities as of March 31, 2006 is set out below:

	As of March 31, 2006
	Amortized cost		Fair value		Fair value
	(In millions)

Within one year	Rs.	33,839.9	Rs.	33,853.2	US$	761.1
Over one year through five years		109,395.8		108,415.2		2,437.4
Over five years through ten years		58,688.7		58,216.2		1,308.8
Over ten years		25,598.7		25,272.1		568.2

Total	Rs.	227,523.1	Rs.	225,756.7	US$	5,075.5

     AFS investments of Rs. 64,924.5 million, Rs. 111,827.4 million and Rs. 188,108.4 million as of March 31, 2004, March 31, 2005 and March 31, 2006, respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.
     Interest and dividends on available for sale securities and gross realized gains and gross realized losses from sales of such securities are set out below:

	Year ended March 31,
	2004		2005		2006		2006
	(In millions)

Gross realized gains on sale	Rs.	710.3	Rs.	1,349.9	Rs.	694.3	US$	15.6
Gross realized losses on sale		(758.6)		(1,155.6)		(274.0)		(6.2)

Realized gains (losses), net		(48.3)		194.3		420.3		9.4
Dividends and interest		8,604.8		10,605.7		12,969.6		291.7

Total	Rs.	8,556.5	Rs.	10,800.0	Rs.	13,389.9	US$	301.1

7. Investments, held to maturity
     There were no HTM securities as of March 31, 2005 and March 31, 2006.
     Interest on held to maturity securities is Rs. 2,882.5 million for 2004, Rs. 793.4 million for 2005 and nil for 2006.
     In the year ended March 31, 2005, because interest rates were rising in the Indian market, the Bank elected to transfer investments with a fair value of Rs. 11.2 billion from its HTM portfolio to its AFS portfolio because these investments were yielding higher than prevailing market yields. This transfer was permitted by RBI regulations. However, under U.S. GAAP, the Bank’s HTM portfolio was deemed “tainted” and the Bank was required to re-classify the remaining HTM portfolio as AFS. The Bank is not permitted to establish a new HTM portfolio under U.S. GAAP until after March 31, 2007 and, accordingly, the Bank’s investment classification under U.S. GAAP and Indian GAAP could vary materially in the future.
     This reclassification resulted in an increase to shareholders’ equity of Rs. 1,222.2 million and had no impact on net income during the year ending March 31, 2005.
8. Credit Substitutes
     Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2005, March 31, 2006 are as follows:

	As of March 31,
	2005				2006
	Amortized cost		Fair value		Amortized cost		Fair value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	11,508.7	Rs.	12,018.7	Rs.	9,183.0	Rs.	9,308.1
Preferred shares		566.4		564.9		442.6		443.2
Commercial paper		1,297.3		1,297.3		—		—

Total	Rs.	13,372.4	Rs.	13,880.9	Rs.	9,625.6	Rs.	9,751.3

Total					US$	216.4	US$	219.2

     The bank has no credit substitutes in the held to maturity category.
     The fair values of credit substitutes have been analyzed as follows:
	As of March 31,
	2005		2006		2006
	(In millions)

Performing	Rs.	13,845.2	Rs.	9,751.3	US$	219.2

Impaired—gross balance		89.3		95.4		2.1
Less amounts provided for other than temporary impairments		(53.6)		(95.4)		(2.1)

Impaired credit substitutes, net		35.7		—		—

Total credit substitutes, net	Rs.	13,880.9	Rs.	9,751.3	US$	219.2

     Impaired credit substitutes as of March 31, 2005 and March 31, 2006:

	As of March 31
	2005		2006		2006
	(In millions)

Gross impaired credit substitutes:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		89.3		95.4		2.1

Total	Rs.	89.3	Rs.	95.4	US$	2.1

Gross impaired credit substitutes by industry:
—Electronics	Rs.	—	Rs.	95.4	US$	2.1
—Financial institution		89.3		—		—

Total	Rs.	89.3	Rs.	95.4	US$	2.1

Average impaired credit substitutes	Rs.	139.3	Rs.	92.4	US$	2.1

Interest foregone on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	—	Rs.	—	US$	—

     As of March 31, 2006, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.
9. Securities purchased under resell agreements
     Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2005 and March 31, 2006 are Rs. Nil and Rs. 4,200.0 million respectively.

10. Loans
     Loan balances include Rs. 14,190.0 and Rs. 47,100.0 as of March 31, 2005 and March 31, 2006 for assets which have been pledged as collateral for borrowings and are therefor restricted.
     Loans by facility as of March 31, 2005 and March 31, 2006 are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)

Retail Loans:
Auto loans	Rs.	21,055.1	Rs.	51,184.4	US$	1,150.8
Commercial vehicle and construction equipment finance		21,924.2		43,613.2		980.5
Personal loans		20,518.3		47,775.6		1,074.1
Loans against securities		12,347.2		17,669.8		397.3
Two-wheeler loans		10,418.0		19,661.2		442.0
Retail business banking		11,050.7		29,291.6		658.6
Credit cards		6,892.9		13,758.0		309.3
Other retail loans		8,459.6		6,347.6		142.7

Subtotal		112,666.0		229,301.4		5,155.3
Wholesale loans:
Working capital finance	Rs.	72,397.6	Rs.	78,693.4	US$	1,769.2
Term loans		76,861.8		92,932.8		2,089.2

Sub total	Rs.	149,259.4	Rs.	171,626.2	US$	3,858.4

Gross loans		261,925.4		400,927.6		9,013.7
Less: Allowance for credit losses		5,438.5		5,653.3		127.2

Total	Rs.	256,486.9	Rs.	395,274.3	US$	8,886.5

     The contractual residual maturity of gross loans as of March 31, 2006 is set out below:

	As of March 31, 2006
	Working
	Capital		Term		Retail
	Finance		loans		loans		Total
	(In millions)

Maturity profile of loans:
Within one year	Rs.	53,124.6	Rs.	45,057.2	Rs.	88,119.4	Rs.	186,301.2
Over one year through five years		25,568.8		26,675.4		134,689.4		186,933.6
After five years through ten years		—		21,200.2		6,492.6		27,692.8

Total gross loans	Rs.	78,693.4	Rs.	92,932.8	Rs.	229,301.4	Rs.	400,927.6

Total gross loans	US$	1,769.2	US$	2,089.3	US$	5,155.2	US$	9,013.7

     Gross loans analyzed by performance are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)

Performing	Rs.	257,841.2	Rs.	396,144.1	US$	8,906.2
Impaired		4,084.2		4,783.5		107.5

Total gross loans	Rs.	261,925.4	Rs.	400,927.6	US$	9,013.7

     Impaired loans as of March 31, 2005 and 2006 by facility are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)

Retail loans	Rs.	1,663.3	Rs.	3,193.5	US$	71.8
Wholesale loans		2,420.9		1,590.0		35.7

Gross impaired loans		4,084.2		4,783.5		107.5
Less: Specific allowance for credit losses		3,492.8		3,204.6		72.0

Impaired loans, net of specific allowance	Rs.	591.4	Rs.	1,578.9	US$	35.5

Gross impaired loans:
—without valuation allowance	Rs.	591.4	Rs.	1,578.9	US$	35.5
—with valuation allowance		3,492.8		3,204.6		72.0

Total	Rs.	4,084.2	Rs.	4,783.5	US$	107.5

Gross impaired loans:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		4,084.2		4,783.5		107.5

Total	Rs.	4,084.2	Rs.	4,783.5	US$	107.5

Gross impaired loans by industry:
—Automotive	Rs.	913.3	Rs.	954.4	US$	21.5
—Land transport		269.8		347.9		7.8
—Textiles		303.4		313.7		7.1
—Electronics		679.4		129.1		2.9
—Others (none > than 5% of impaired loans)		1,918.3		3,038.4		68.2

Total	Rs.	4,084.2	Rs.	4,783.5	US$	107.5

     Summary information relating to impaired loans as of March 31, 2004, 2005 and 2006 is as follows:

	As of March 31,
	2004		2005		2006		2006
	(In millions)
Average impaired loans, net of allowance	Rs.	476.6	Rs.	430.7	Rs.	1,085.1	US$	24.4
Interest foregone on impaired loans		274.2		216.7		208.5		4.7
Interest income recognized on impaired loans		31.6		0.6		5.3		0.1
Interest income recognized on impaired loans on a cash basis	Rs.	31.6	Rs.	0.6	Rs.	5.3	US$	0.1
     As of March 31, 2006, the Bank had no additional funds committed to borrowers whose loans were impaired.
     Changes in the allowance for credit losses are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)
Specific allowance for credit losses, beginning of period	Rs.	2,722.7	Rs.	3,492.8	US$	78.5
Gross provision for credit losses		2,655.8		4,804.1		108.0
Allowance no longer required due to:
Cash recoveries		(781.7)		(275.1)		(6.2)
Write-offs		(1,104.0)		(4,817.2)		(108.3)

Specific allowance for credit losses, end of period	Rs.	3,492.8	Rs.	3,204.6	US$	72.0

Unallocated allowance for credit losses, beginning of period		771.6		1,945.7		43.7
Additions during the period		1,174.1		503.0		11.3

Unallocated allowance for credit losses, end of period		1,945.7		2,448.7		55.0

Total allowance for credit losses, end of period	Rs.	5,438.5	Rs.	5,653.3	US$	127.0

     Interest and fees on loans by facility are as follows:

	Years ended March 31,
	2004		2005		2006		2006
	(In millions)
Wholesale	Rs.	6,875.1	Rs.	8,126.6	Rs.	13,989.4	US$	314.5
Retail loans		4,829.9		8,304.8		14,864.4		334.2

Total	Rs.	11,705.0	Rs.	16,431.4	Rs.	28,853.8	US$	648.7

11. Sales/Transfer of loans
     The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to SPEs for sales that were completed during the years ended March 31, 2004, March 31, 2005 and March 31, 2006:

	Years ended March 31,
	2004		2005		2006		2006
	(In millions)

Sale consideration from new securitizations/transfer	Rs.	5,917.4	Rs.	48,660.0	Rs.	19,733.3	US$	443.6
Less: Book value of finance receivables derecognized		5,772.0		48,022.2		19,752.9		444.0
Less: Estimated costs of servicing		21.6		15.3		11.7		0.3

Pre-tax gains on securitizations	Rs.	123.8	Rs.	622.5	Rs.	(31.3)	US$	(0.7)

Cash flow information
Collections against securitized receivables	Rs.	682.1	Rs.	12,635.7	Rs.	28,902.8	US$	649.8
Payments made to SPEs	Rs.	264.4	Rs.	10,666.2	Rs.	28,861.6	US$	648.9
Cash flows on retained interests	Rs.	21.1	Rs.	328.8	Rs.	304.7	US$	6.9
     The Bank has relied upon market information and its past experience for the purpose of determining the assumptions below. Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2005 and March 31, 2006 as of the dates of such sales were as follows:

	For the year ended	For the year ended
	March 31, 2005	March 31, 2006
Key assumptions: (rates per annum)
Annual prepayment rate	6.0%	6.0%
Expected credit losses	0.5%	0.5%
     Credit losses and prepayment losses as a percentage to the gross loans disbursed are estimated on the basis of historical losses on a similar portfolio.
     Other key disclosures are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)
Finance receivables held by SPEs	Rs.	60,263.3	Rs.	40,593.4	US$	912.6
Delinquencies		204.8		408.2		9.2
Credit losses		162.6		183.5		4.1
Retained interest in sold receivables, consisting of subordinated securities		954.5		669.8		15.1
     The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2005 and March 31, 2006, to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2005		2006		2006
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	4.2	Rs.	0.6	US$	0.0
Impact of 20% adverse change		8.3		1.2		0.0

Expected credit losses:
Impact of 10% adverse change		27.2		18.4		0.4
Impact of 20% adverse change		54.2		36.7		0.8

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
     The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2005 and 2006 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2005
			Fair values of
	Gross		credit
	Loans		substitutes		Total		%
Category	(In millions, except percentages)
Land transport	Rs.	29,860.5	Rs.	—	Rs.	29,860.5	10.8%
Automotive manufacturers		25,667.6		432.4		26,100.0	9.5
Telecommunications		5,369.4		4,217.5		9,586.9	3.5
Hire purchase and finance		5,422.0		1,470.5		6,892.5	2.5
Iron and steel		4,840.1		910.6		5,750.7	2.1
Others (none > than 2%)		190,765.8		6,849.9		197,615.7	71.6

Total	Rs.	261,925.4	Rs.	13,880.9	Rs.	275,806.3	100%

	As of March 31, 2006
			Fair values of
	Gross loans		credit substitutes		Total		Total		%
Category	(In millions, except percentages)

Automotive manufacturers	Rs.	40,970.3	Rs.	38.0	Rs.	41,008.3	US$	921.9	10.0%
Land Transport		36,841.6		—		36,841.6		828.3	9.0
Retail Traders		14,357.2		39.6		14,396.8		323.7	3.5
Activities allied to Agriculture		11,559.7		—		11,559.7		259.9	2.8
Heavy Engineering		10,659.7		303.7		10,963.5		246.5	2.7
NBFC / Investment Companies		10,430.3		346.8		10,777.1		242.3	2.6
Telecommunication		5,217.1		3,671.3		8,888.4		199.8	2.2
Others (none > than 2%)		270,891.7		5,351.9		276,243.5		6,210.5	67.2

Total	Rs.	400,927.6	Rs.	9,751.3	Rs.	410,678.9	US$	9,232.9	100.0%

     The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Western India (including

Mumbai), comprising 50.2% and 39.0% of the total loan and credit substitute security portfolio as of March 31, 2005 and March 31, 2006 respectively. While such borrowers are based in Western India they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Western India.
     Loan and credit substitute exposures as of March 31, 2005 and 2006 based on the region in which the instruments are originated are as follows (which may be or may not be where funds are used):

	As of March 31, 2005
			Fair values of
	Gross		credit		Total
	loans		substitutes		exposure		%
Region of origination	(In millions, except percentages)
Mumbai	Rs.	72,690.3	Rs.	10,501.0	Rs.	83,191.3	30.2%
Western region, other than Mumbai		53,321.8		1,795.2		55,117.0	20.0
Northern region		72,350.5		1,304.4		73,654.9	26.7
Eastern region		26,732.9		—		26,732.9	9.7
Southern region		36,829.9		280.3		37,110.2	13.4

Total	Rs.	261,925.4	Rs.	13,880.9	Rs.	275,806.3	100.0%

	As of March 31, 2006
			Fair values of
	Gross		credit		Total		Total
	loans		substitutes		exposure		exposure		%
Region of origination	(In millions, except percentages)
Mumbai	Rs.	80,051.8	Rs.	7,305.6	Rs.	87,357.4	US$	1,964.0	21.3%
Western region, other than Mumbai		72,151.2		482.8		72,634.0		1,633.0	17.7
Northern region		97,010.2		1,664.4		98,674.6		2,218.4	24.0
Eastern region		35,416.8		—		35,416.8		796.2	8.6
Southern region		116,297.6		298.5		116,596.1		2,621.3	28.4

Total	Rs.	400,927.6	Rs.	9,751.3	Rs.	410,678.9	US$	9,232.9	100.0%

     The Bank’s exposures to its ten largest borrowers as of March 31, 2006, computed as per RBI guidelines, which include the aggregate of the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, are as follows:

	March 31, 2005						March 31, 2006
			Non-
	Funded		Funded		Total		Funded		Non- Funded
	Exposure		Exposure		Exposure		Exposure		Exposure		Total Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	10,646.6	Rs.	—	Rs.	10,646.6	Rs.	11,991.4	Rs.	—	Rs.	11,991.4	US$	269.6
Borrower 2		6,698.9		—		6,698.9		6,520.2		—		6,520.2		146.6
Borrower 3		—		—		—		6,000.0		—		6,000.0		134.9
Borrower 4		4,527.5		940.2		5,467.7		4,500.0		361.7		4,861.7		109.3
Borrower 5		5,297.7		60.0		5,357.7		4,845.2		—		4,845.2		108.9
Borrower 6		743.6		3,074.2		3,817.8		113.8		4,600.7		4,714.5		106.0
Borrower 7		—		—		—		3,181.8		1,000.0		4,181.8		94.0
Borrower 8		—		—		—		3,500.0		—		3,500.0		78.7
Borrower 9		3,266.0		110.0		3,376.0		3,266.0		202.0		3,468.0		78.0
Borrower 10	Rs.	36.7	Rs.	3,250.0	Rs.	3,286.7	Rs.	36.7	Rs.	3,250.0	Rs.	3,286.7	US$	73.9
     Information in respect of earlier years is not provided for the above borrowers if they were then not among the top ten exposures.
     13. Property and equipment
     Property and equipment by asset category is as follows:

	As of March 31,
	2005		2006		2006
	(In millions)
Land and premises	Rs.	2,912.2	Rs.	3,145.0	US$	70.7
Software and systems		1,586.5		2,155.3		48.5
Equipment and furniture		7,968.1		10,472.6		235.4

Property and equipment, at cost		12,466.8		15,772.9		354.6
Less: Accumulated depreciation		5,383.6		7,058.3		158.7

Property and equipment, net	Rs.	7,083.2	Rs.	8,714.6	US$	195.9

     Depreciation charged for the years ended March 31, 2004, 2005 and 2006 was Rs. 1,254.9 million, Rs. 1,440.7 million and Rs. 1,812.1 million, respectively.

14. Other assets
     Other assets include the following:

	As of March 31,
	2005		2006		2006
	(In millions)
Checks in the course of collection	Rs.	76.1	Rs.	91.7	US$	2.1
Security deposits for leased property		911.1		1,089.9		24.5
Sundry accounts receivable		1,979.8		3,763.1		84.6
Advance tax (net of provision for taxes)		1,672.0		3,487.8		78.4
Advances		778.1		836.5		18.8
Prepaid expenses		1,360.5		3,336.4		75.0
Restricted cash/ securitization margin for credit enhancement and securitized transactions		845.1		443.9		10.0
Other		7,592.6		13,227.9		297.4

Total	Rs.	15,215.3	Rs.	26,277.2	US$	590.8

15. Deposits
     Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2005 and 2006 are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)
Interest-bearing:
Savings deposits	Rs.	114,183.8	Rs.	161,857.9	US$	3,638.9
Time deposits		143,054.1		248,323.3		5,582.8

Total interest-bearing deposits		257,237.9		410,181.2		9,221.7
Non-interest bearing deposits		106,304.6		147,124.2		3,307.6

Total	Rs.	363,542.5	Rs.	557,305.4	US$	12,529.3

     As of March 31, 2005 and March 31, 2006 time deposits of Rs. 107,111.0 million and Rs. 154,259.1 million, respectively, have a residual maturity of less than one year. The balance of the deposits, mature between one and five years.
     As of March 31, 2005 and March 31, 2006 time deposits in excess of Rs. 0.1 million aggregated Rs. 140,245.8 million and
Rs. 226,729.8 million, respectively.

16. Short-term borrowings
     Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2005 and March 31, 2006 are comprised of the following:

	As of March 31,
	2005		2006		2006
	(In millions)
Borrowed in the call market	Rs.	33,215.9	Rs.	12,725.1	US$	286.1
Term borrowings from institutions/banks		4,783.0		1,374.6		30.9
Foreign currency borrowings		9,890.1		14,477.0		325.5
Bills rediscounted		—		30,100.0		676.7
Interbank risk participation		14,190.1		17,000.0		382.2

Total	Rs.	62,079.1	Rs.	75,676.7	US$	1,701.4

Total borrowings outstanding:
Maximum amount outstanding	Rs.	62,079.1	Rs.	100,008.2	US$	2,248.4

Average amount outstanding	Rs.	42,594.6	Rs.	73,569.3	US$	1,654.0

Weighted average interest rate		4.1%		4.8%		4.8%

17. Long-term debt
     Long-term debt as of March 31, 2005 and March 31, 2006 is comprised of the following:

	As of March 31,
	2005		2006		2006
	(In millions)
Subordinated debt	Rs.	5,000.0	Rs.	17,020.0	US$	382.6
Others		28.1		8.6		0.2

Total	Rs.	5,028.1	Rs.	17,028.6	US$	382.8

     The scheduled maturities of long-term debt are set out below:

	As of March 31,
	2006		2006
	(In millions)
Due in the fiscal year ending March 31:
2007	Rs.	1,003.5	US$	22.5
2008		2.9		0.1
2009		2.2		0.1
2010		—		—
2011		—		—
Thereafter		16,020.0		360.1

Total	Rs.	17,028.6	US$	382.8

     The Bank issued unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. The Bank issued three tranches of subordinated debt securities during calendar years 1998, 1999 and 2001 at coupon rates of 13.0%, 13.75% and 11.00%, respectively. The 1998 tranche was repaid at maturity in fiscal 2004. The 1999 and 2001 tranches are repayable in fiscal 2007.
     During fiscal 2004, the Bank issued unsecured subordinated debt securities aggregating Rs. 4.0 billion, of which Rs. 3.95 billion carries a coupon rate of 5.90% and matures in May 2013 and Rs. 50 million carries a coupon rate of 6.0% and matures in May 2016.
     During fiscal 2006 the Bank issued Rs. 12.02 billion of unsecured subordinated debt at an annualized coupon between 7.5% to 8.6% and having a maturity ranging from 9 to 10 years.
     Based on balance term to maturity as at March 31, 2006, 94.12% of the book value of subordinated debt is considered as Tier 2 capital for the purpose of capital adequacy computation.
     Other long term debt consists of capital leases and a loan from the Indian Renewable Energy Development Authority used to finance solar equipment.
     18. Accrued expenses and other liabilities
     Accrued expenses and other liabilities include the amounts set forth below. The Bank acts as a payment bank to corporations making initial public offerings, and bills payable include demand drafts issued to persons whose subscriptions for shares have been rejected.

	As of March 31
	2005		2006		2006
	(In millions)
Bills payable	Rs.	15,547.3	Rs.	20,795.8	US$	467.5
Remittances in transit		18,266.0		28,206.6		634.1
Accrued expenses		485.1		987.2		22.2
New account deposits		3,414.7		5,982.6		134.5
Accounts payable		4,786.0		8,640.9		194.3
Others		7,214.4		12,588.7		283.1

Total	Rs.	49,713.5	Rs.	77,201.8	US$	1,735.7

     19. Income taxes
     The income tax expense comprises the following:

	Years ended March 31,
	2004		2005		2006		2006
	(In millions)
Current income tax expense	Rs.	2,427.2	Rs.	3,338.9	Rs.	3,622.2	US$	81.5
Deferred income tax (benefit) expense		(588.4)		(213.5)		343.5		7.7

Income tax expense	Rs.	1,838.8	Rs.	3,125.4	Rs.	3,965.7	US$	89.2

     The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2004		2005		2006		2006
	(In millions)
Net income before taxes	Rs.	6,593.3	Rs.	9,735.1	Rs.	13,175.3	US$	296.2
Effective statutory income tax rate		35.87%		36.59%		33.66%		33.66%
Expected income tax expense		2,365.4		3,562.3		4,434.8		99.7
Adjustments to reconcile expected income tax to actual tax expense:
Permanent differences:
Stock-based compensation (net of forfeitures)		48.5		113.5		15.7		0.4
Income exempt from taxes		(529.4)		(504.7)		(531.2)		(11.9)
Other, net		(17.9)		(66.2)		39.4		0.8
Effect of change in statutory tax rate		(27.8)		20.5		7.0		0.2

Income tax expense	Rs.	1,838.8	Rs.	3,125.4	Rs.	3,965.7	US$	89.2

     The tax effects of significant temporary differences are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)
Tax Effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	1,951.8	Rs.	1,696.9	US$	38.1
Unrealized loss on securities available for sale		23.6		681.9		15.3
Other		221.6		607.8		13.7

Deferred tax asset		2,197.0		2,986.6		67.1

Taxable temporary differences:
Property and equipment		1,070.7		822.5		18.5
Unrealized gain on securities available for sale		842.3		185.9		4.2
Unrealized gain on investments transferred to held to maturity category		—		—		—
Loan origination cost		196.6		961.1		21.6

Deferred tax liability		2,109.6		1,969.5		44.3

Net deferred tax (asset) liability	Rs.	(87.4)	Rs.	(1,017.1)	US$	(22.8)

     Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.
     For the years ended March 31, 2005 and 2006 the Bank has recorded income tax expense of Rs. 3,125.4 million and Rs. 3,965.7 million using an annual effective tax rate of 32.1% and 30.1% respectively.

20. Stock-based Compensation
     The stock-based compensation plans of the Bank are as follows:
Employees Stock Option Scheme:
     The shareholders of the Bank approved in January 2000 Plan “A”, June 2003 Plan “B” Plan “C” in June 2005 of the Employees’ Stock Option Scheme (the “Plan”). Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share. The Bank reserved 10 million equity shares, with an aggregate nominal value of Rs. 100 million, for issuance under each Plan.
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
     Plan B & Plan C provide for the issuance of options at the recommendation of the Compensation Committee at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange with the highest trading volume during the preceding two weeks, which was the minimum prescribed option price under SEBI regulations.
     Such options vest at the discretion of the Compensation Committee, subject to a maximum vesting not exceeding five years, set forth at the time the grants are made. Such options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, as set forth at the time of the grant.
     Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted
	Years ending March 31,
	2004	2005	2006

Options available to be granted, beginning of year	2,048,300	1,585,800	3,432,200
Equity shares allocated for grant under the plan	10,000,000	—	10,000,000
Options granted	(10,993,000)	—	(8,097,300)
Forfeited/lapsed	530,500	1,846,400	1,542,000

Options available to be granted, end of year	1,585,800	3,432,200	6,876,900

     Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2004			2005			2006
		Weighted			Weighted			Weighted
		average			average			Average
		exercise			exercise			Exercise
	Options	price		Options	price		Options	Price

Options outstanding, beginning of year	6,602,900	Rs.	193.07	14,319,400	Rs.	325.42	10,313,500	Rs.	344.88
Granted	10,993,000		360.98	—		—	8,097,300		630.60
Exercised	(2,746,000)		163.90	(2,159,500)		215.73	(3,267,100)		321.19
Forfeited	(530,500)		251.07	(1,846,400)		345.01	(1,542,000)		499.10

Options outstanding, end of year	14,319,400	Rs.	325.42	10,313,500	Rs.	344.88	13,601,700	Rs.	503.18

Weighted average fair value of options granted during the year		Rs.	374.10		Rs.	—		Rs.	630.60

     Employees Welfare Trust
     The Bank established an Employees Welfare Trust (the “EWT”) in 1994 for the benefit of the Bank’s employees. The EWT borrowed funds from third parties and subscribed to an aggregate of 10,000,000 equity shares of the Bank at the same price as available to other shareholders, and from time to time, also made open market purchases of shares. In pursuance of the Trust’s objectives, grants were allotted to employees, directors and advisors at prices designated by the trustees. The vesting period varies at the discretion of the trustees from grant to grant, but is generally between 12 and 24 months.
     The Bank accounted for the equity shares of the Bank held by the EWT as treasury shares until transferred and reports the external borrowings of the EWT as borrowings of the Bank. Consequently, dividends paid to the EWT are eliminated, and the interest cost incurred by the EWT and stock based compensation are charged as an expense by the Bank. The Bank has recognized deferred stock- based compensation on each grant as the difference between the closing price on the Bombay Stock Exchange Ltd. and the applicable grant price. The Bank has recognized stock-based compensation expense under this scheme of Rs. 113.7 million and Rs. 213.9 million, for the years ended March 31, 2004 and 2005 respectively. In fiscal 2006, there were no grants available to be allotted to the employees.
     Activity in the grants available to be allotted under the EWT Plan is as follows:

	Years ending March 31,
	2004	2005	2006

Grants available to be allotted, beginning of year	1,250,775	276,775	—

Grants allotted	(974,000)	(4,700)	—
Grants sold in open market	—	(272,075)	—
Grants cancelled	—	—	—

Grants available to be allotted, end of year	276,775	—	—

     Activity in the allotted grants outstanding under the EWT Plan is as follows:

	As of March 31,
	2004			2005			2006
		Weighted			Weighted			Weighted
		Average			average			Average
		Exercise			exercise			Exercise
	Grants	price		Grants	price		Grants	Price

Grants allotted beginning of year	1,076,000	Rs.	38.64	1,670,500	Rs.	42.93	—	—
New grants	974,000		46.00	4,700		43.00	—	—
Grants exercised	(379,500)		38.64	(1,675,200)		42.60	—	—
Grants cancelled	—		—	—		—	—	—

Grants allotted, end of year	1,670,500	Rs.	42.93	—	Rs.	—	—	—

Weighted average fair value of grants allotted during the year		Rs.	299.25		Rs.	402.00		—

     The following summarizes information about stock options outstanding as of March 31, 2006:

		As of March 31, 2006
		Number of	Weighted	Weighted
		shares arising	Average	average
Plan	Range of exercise price	out of options	remaining life	Exercise price

Plan A	Rs. 131.33 to Rs. 226.96 (or US$ 3.0 to US$ 5.1)	2,67,900	—	Rs.	217.87
Plan B	Rs. 358.60 to Rs. 366.30 (or US$ 8.1 to US$ 8.2)	6,027,800	*0.84		361.42
Plan C	Rs. 630.60 (US$ 14.2)	7,306,000	1.40		630.60

*	Weighted Average remaining life is computed for non-vested share based on total no. of shares arising out of option.
21. Share Capital
     During the year ended March 31, 2005 the Bank raised capital in the form of add on ADS, which were listed on the New York Stock Exchange on January 21, 2005 at a price of US$  39.26 per ADS. Each ADS represents three equity shares. The issue size was US$ 261 million plus a green shoe option of 15% (US$ 39 million), which was exercised. Net of issue expenses, the Bank received US$ 291 million (Rs. 12,747.6 million).
22. Retirement benefits
Gratuity
     In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days’ salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by Insurance companies for amounts notified by said insurance companies. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an annual actuarial valuation.
     The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2005 and March 31, 2006:

	As of March 31,
	2005		2006		2006
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	103.1	Rs.	142.7	US$	3.2
Service cost		14.2		21.4		0.5
Interest cost		7.4		9.7		0.2
Actuarial loss		24.1		35.9		0.8
Benefits paid		(6.1)		(6.8)		(0.2)

Projected benefit obligation, end of the period		142.7		202.9		4.5

Change in plan assets:
Fair value of plan assets, beginning of the period		53.0		66.1		1.5
Actual return on plan assets		4.5		7.7		0.2
Employer contributions		16.1		42.0		0.9
Benefits paid		(6.1)		(6.8)		(0.2)
Actuarial (loss) gain		(1.4)		(5.3)		(0.1)

Fair value of plan assets, end of the period		66.1		103.7		2.3

Accrued benefit	Rs.	(76.6)	Rs.	(99.2)	US$	(2.2)

     The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 56.7 million. The accumulated benefit obligation as of March 31, 2005 and 2006 was Rs. 61.7 million and Rs. 86.5 million, respectively.
     Net gratuity cost for the years ended March 31, 2004, 2005 and 2006 comprises the following components:

	Years ended March 31,
	2004		2005		2006		2006
	(In millions)
Service cost	Rs.	16.7	Rs.	14.2	Rs.	21.8	US$	0.5
Interest cost		4.7		7.4		9.7		0.2
Expected return on plan assets		(2.7)		(4.2)		(5.9)		(0.1)
Actuarial (gain) loss		14.6		26.7		31.3		0.7

Net gratuity cost	Rs.	33.3	Rs.	44.1	Rs.	56.9	US$	1.3

     The assumptions used in accounting for the gratuity plan are set out below:

	Years ended March 31,
	2004	2005	2006
		(%)
Discount rate	7.0	7.0	7.0
Rate of increase in compensation levels of covered employees	10.0	10.0	10.0
Rate of return on plan assets	6.5	6.5	7.0
     The following benefit payments, which reflect expected future service, as appropriate are expected to be paid.

Year ending March 31,	(In millions)
2007	Rs.	2.6
2008		1.5
2009		8.6
2010		3.6
2011		4.7
Superannuation
     Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 19.7 million, Rs. 25.0 million, Rs. 38.5 million to the superannuation plan for the years ended March 31, 2004, 2005 and 2006.
Provident fund
     In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that for certain lower paid employees the bank contributes 8.33% of the employee’s salary to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 71.1 million, Rs. 99.5 million and Rs. 162.4 million to the provident fund for the years ended

March 31, 2004, 2005 and 2006, respectively.
23. Financial instruments
     Foreign exchange and derivative contracts
     The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.
     Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in rupees against another currency and exchange of notional principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.
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
     The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2005 and March 31, 2006, together with the fair values on each reporting date.

	As of March 31,
	2005				2006				2006
			Fair				Fair				Fair
	Notional		value		Notional		Value		Notional		value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	780,211.6	Rs.	(79.7)	Rs.	1,209,102.8	Rs.	(593.1)	US$	27,183.1	US$	(13.3)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	571,445.0	Rs.	731.2	Rs.	845,329.3	Rs.	1,025.8	US$	19,004.7	US$	23.1
     The Bank has not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings.
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
     The fair values of guarantees and documentary credits are estimated based on the portion of unamortized fees currently charged for such contracts. Based on historical trends, the Bank has recognized a liability of Rs. 162.8 million and Rs. 323.0 million as of March 31, 2005 and March 31, 2006 respectively, in respect of guarantees issued or modified after December 31, 2002.
     Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2005		2006		2006
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	14,365.4	Rs.	21,141.0	US$	475.3
Performance guarantees		9,954.4		12,940.9		290.9
Documentary credits		27,930.2		24,103.7		541.9

Total	Rs.	52,250.0	Rs.	58,185.6	US$	1,308.1

Estimated fair values:
Guarantees	Rs.	(145.4)	Rs.	(171.1)	US$	(3.8)
Documentary credits		(44.7)		(38.6)		(0.9)

Total	Rs.	(190.1)	Rs.	(209.7)	US$	(4.7)

     As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event the Bank makes payment on account of the defaulting customer, to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss.
Loan sanction letters
     The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 110,754.2 million as of March 31, 2006. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.
24. Estimated fair value of financial instruments
     The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2005 and March 31, 2006. The estimated fair value amounts as of March 31, 2005 and March 31, 2006 have been measured as of the respective year ends, and have been not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
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
Available for sale securities:
     Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. The fair values of asset backed and mortgage backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. For more information on the fair value of these securities, refer to Note 6.
Held to maturity securities:
     Held to maturity securities are carried at amortized cost less other than temporary impairments, if any. Fair values of these securities were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. For more information on these securities, including “tainting” of the portfolio, refer to Note 7.
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

     A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 23) is set out below:

	As of March 31,
	2005						2006
	Carrying		Estimated		Carrying		Estimated		Estimated
	value		fair value		value		fair value		fair value
					(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	37,575.8	Rs.	37,575.8	Rs.	61,194.3	Rs.	61,194.3	US$	1,375.8
Term placements		8,699.6		8,530.0		10,243.7		9,845.0		221.3
Investments held for trading		1,278.5		1,278.5		2,945.6		2,945.6		66.2
Investments available for sale		204,292.8		204,292.8		273,457.0		273,457.0		6,147.9
Securities purchased under agreements to resell		—		—		4,200.0		4,200.0		94.4
Loans		256,486.9		255,933.0		395,274.3		397,162.1		8,929.0
Accrued interest receivable		4,912.1		4,912.1		8,662.7		8,662.7		194.8
Financial Liabilities:
Interest-bearing deposits		257,237.9		257,819.6		410,181.2		409,655.9		9,209.9
Non-interest-bearing deposits		106,304.6		106,304.6		147,124.2		147,124.2		3,307.6
Securities sold under repurchase agreements		—		—		—		—		—
Short term borrowings		62,079.1		62,079.1		75,676.7		75,676.7		1,701.4
Accrued interest payable		5,843.0		5,843.0		8,264.1		8,264.1		185.8
Long-term debt		5,028.1		4,582.4		17,028.6		16,148.2		363.0
Accrued expenses and other liabilities		43,536.1		43,536.1		77,201.8		77,201.8		1,735.7
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
     Segment-wise income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates. Transaction charges are made by the retail banking segment to the wholesale banking segment for the use by corporate customers of the retail banking segment’s branch network or other delivery channels; such transaction costs are determined on a cost plus basis.
     Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment. Income taxes for each segment have been allocated based on the effective rate applicable to the Bank, adjusted for specifically identifiable permanent differences relating to each segment.

     Summarized segment information for the years ended March 31, 2004, 2005 and 2006 is as follows:

	Years ended March 31,
			2004								2005								2006
	Retail		Wholesale		Treasury				Retail		Wholesale		Treasury				Retail		Wholesale		Treasury
	Banking		Banking		services		Total		Banking		Banking		Services		Total		banking		Banking		services		Total		Total
	(In millions)
Net interest revenue	Rs.	7,159.7	Rs.	5,112.3	Rs.	336.4	Rs.	12,608.4	Rs.	9,728.3	Rs.	5,658.7	Rs.	598.7	Rs.	15,985.7	Rs.	18,177.4	Rs.	6,239.1	Rs.	(510.3)	Rs.	23,906.2	US$	537.5
Less: Provision for credit.losses		918.5		1,424.9		—		2,343.4		2,925.4		122.8		—		3,048.2		4,956.0		76.0		—		5,032.0		113.1

Net interest revenue, after provision for credit losses		6,241.2		3,687.4		336.4		10,265.0		6,802.9		5,535.9		598.7		12,937.5		13,221.4		6,163.1		(510.3)		18,874.2		424.3
Non-interest revenue		2,606.7		965.8		1,125.1		4,697.6		6,234.1		1,656.5		320.9		8,211.5		10,071.8		2,092.9		(16.8)		12,147.9		273.1
Non-interest expense		(6,250.0)		(1,521.5)		(597.8)		(8,369.3)		(8,889.3)		(1,823.7)		(700.9)		(11,413.9)		(14,482.4)		(2,802.0)		(562.4)		(17,846.8)		(401.2)

Income before income tax	Rs.	2,597.9	Rs.	3,131.7	Rs.	863.7	Rs.	6,593.3	Rs.	4,147.7	Rs.	5,368.7	Rs.	218.7	Rs.	9,735.1		8,810.8		5,454.0		(1,089.5)		13,175.3		296.2

Segment assets:
Segment average total assets	Rs.	142,643.0	Rs.	178,753.3	Rs.	42,907.2	Rs.	364,303.5	Rs.	197,121.9	Rs.	224,054.3	Rs.	26,076.1	Rs.	447,252.3	Rs.	281,583.8	Rs.	313,603.1	Rs.	38,318.8	Rs.	633,505.7	US$	14,242.5

26. Commitments and contingent liabilities
     Commitments and contingent liabilities other than for off balance sheet financial instruments (see Note 23) are as follows:
Capital commitments
     The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2005 and March 31, 2006 aggregated Rs. 497.5 million and Rs. 946.8 million, respectively.
Contingencies
     The Bank is party to various legal and tax-related proceedings in the normal course of business. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows.
27. Related party transactions

     The Bank’s principal related parties consist of HDFC Limited, its principal shareholder, and its associates. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank also makes loans at concessional rates to its employees. The Bank’s related party balances and transactions are summarized as follows:
     Balances payable to related parties are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)
Balances in current account	Rs.	141.2	Rs.	201.6	US$	4.5
Balances in fixed deposits		272.1		149.8		3.4
Accounts payable		73.8		72.5		1.6

Total	Rs.	487.1	Rs.	423.9	US$	9.5

     Balances receivable from related parties are as follows:

	Years ended March 31,
	2005		2006		2006
	(In millions)
Deposits to secure leased property	Rs.	23.6	Rs.	36.9	US$	0.8
Loans and overdrafts		2.5		0.5		0.0
Loans to officers and employees		935.2		1,409.7		31.7
Capital advances		—		2.0		0.1
Other deposits		46.1		130.2		2.9

Accounts Receivable		18.7		304.3		6.8

Total	Rs.	1,026.1	Rs.	1,883.6	US$	42.3

     The Bank has retained HDFC Asset Management Company Ltd., an entity controlled by HDFC Limited, to invest its funds up to an amount approved by the board of directors, primarily in debt instruments. This arrangement is upto June 2006. The amount of investments outstanding as on March 31, 2005 and March 31, 2006 was Rs. 3.0 billion and Rs. 3.4 billion, respectively. Purchases of fixed assets from related parties for the years ended March 31, 2005 and 2006 were Rs. 38.6 million and Rs. 72.4 million, respectively. During the year, the Bank paid Rs. 191.3 million to HDFC Limited for purchase of additional 25.5% shares of HDFC Securities Limited.
     Included in the determination of net income are the following significant transactions with related parties:

	Years ended March 31,
	2004		2005		2006		2006
	(In millions)
Service charges income	Rs.	118.6	Rs.	438.8	Rs.	1,441.8	US$	32.4
Dividend Income		5.7		5.7		5.8		0.1
Service charges expense		(19.3)		(31.3)		(45.6)		(1.0)
Outsourcing charges		(798.5)		(1,561.7)		(2,534.7)		(57.0)
Interest Income		23.9		0.4		0.1		0.0
Rent and maintenance expense		(17.0)		(15.8)		(12.3)		(0.2)

Net expense incurred to related parties for service provided	Rs.	(686.6)	Rs.	(1,163.9)	Rs.	(1,144.9)	US$	(25.7)

     Outsourcing charges consist mainly of payments made by the Bank to its associates for back office processing and direct sales support.

28. Regulatory Capital and capital adequacy
     The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position.
     The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31,
	2005		2006		2006
	(In millions)
Tier 1 capital	Rs.	39,621.6	Rs.	51,499.1	US$	1,157.8
Tier 2 capital		10,547.3		17,207.1		386.9

Total capital	Rs.	50,168.9	Rs.	68,706.2	US$	1,544.7

Total risk weighted assets and contingents	Rs.	412,710.3	Rs.	602,176.2	US$	13,538.1

Capital ratios of the Bank:
Tier 1		9.60%		8.55%		8.55%
Total capital		12.16%		11.41%		11.41%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%
Total capital		9.00%		9.00%		9.00%
     Dividends
     Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepaid in accordance with Indian GAAP, Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per RBI guidelines dividend payout (excluding dividend tax) for March 31, 2006 can not exceed 35% of net income of Rs. 8,707.8 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends for the years ended March 31, 2004, 2005 and 2006 were Rs. 3.50, Rs. 4.50 and Rs. 5.50 per equity share, respectively.
29. Earnings per equity share
     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. None of the potential equity shares outstanding during the fiscal years ended March 31, 2004, 2005 and 2006 were anti-dilutive.

	As of March 31,
	2004	2005	2006

Weighted average number of equity shares used in computing basic earnings per equity share	281,856,152	290,145,339	311,939,366
Effect of potential equity shares for stock options outstanding	2,863,744	2,317,669	3,984,648

Weighted average number of equity shares used in computing diluted earnings per equity share	284,719,896	292,463,008	315,924,014

     For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

     The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS :

	Years ended March 31,
	2004		2005		2006		2006

Basic earnings per share	Rs.	16.87	Rs.	22.78	Rs.	29.45	US$	0.7
Effect of potential equity shares for stock options outstanding		0.17		0.18		0.37		—

Diluted earnings per share	Rs.	16.70	Rs.	22.60	Rs.	29.08		0.7

Basic earnings per ADS	Rs.	50.61	Rs.	68.34	Rs.	88.36		2.0
Effect of potential equity shares for stock options outstanding		0.51		0.54		1.12		—

Diluted earnings per ADS	Rs.	50.10	Rs.	67.80	Rs.	87.24	US$	2.0

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited
/s/ Vinod G. Yennemadi
Name:	Vinod G. Yennemadi
Title:	Group Head — Finance, Administration, Legal and Secretarial

Date: September 29, 2006

Index of Exhibits
12.1	Certification by our Managing Director pursuant to Rule 13a-14(b)

12.2	Certification by our Chief Financial Officer pursuant to Rule 13a-14(b)

13	Certifications by our Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Ttitle 18 of the United States Code.
     HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission upon its request, the instruments relating to the long term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.