Form 20-F
period 2007-03-31
HDFC BANK LTD
filed 2007-07-10
CIK 1144967

As filed with the Securities and Exchange Commission on July 10, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number 001-15216

HDFC BANK LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

India

(Jurisdiction of incorporation or organization)

HDFC Bank House,

Senapati Bapat Marg, Lower Parel, Mumbai- 400 013, India

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three equity shares, par value Rs.10 per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

319,389,608 Equity Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

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

☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

July 10, 2007

i

CROSS REFERENCE SHEET

Form 20-F Item Number	Item Caption	Location	Page
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1
		Risk Factors	23
		Selected Financial and Other Data	47

Item 4	Information on the Company	Business	4
		Selected Statistical Information	50
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	64
		Principal Shareholders	96
		Related Party Transactions	97
		Supervision and Regulation	106

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	64

Item 6	Directors, Senior Management and Employees	Business—Employees	21
		Management	81
		Principal Shareholders	96

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	96
		Management—Loans to Members of our Senior Management	89
		Related Party Transactions	97

Item 8	Financial Information	Financial Statements	F-1
		Business—Legal Proceedings	22

Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	32
		Restrictions on Foreign Ownership of Indian Securities	121

Item 10	Additional Information	Management	81
		Description of Equity Shares	34
		Dividend Policy	46
		Taxation	100
		Supervision and Regulation	106
		Exchange Controls	119
		Restrictions on Foreign Ownership of Indian Securities	121
		Additional Information	123

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	16
		Selected Statistical Information	50
		Notes to Financial Statements	F-8

ii

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	91

Item 16A	Audit Committee Financial Expert	Management—Audit and Compliance Committee Financial Expert	92

Item 16B	Code of Ethics	Management—Code of Ethics	92

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	92

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Part III

Item 18	Financial Statements	Financial Statements	F-1
		Report of Independent Registered Public Accounting Firm	F-3

Item 19	Exhibits	Exhibits	Exh-1

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India.

Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

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

From 1980 until fiscal 2003, the rupee consistently depreciated against the dollar. In fiscal 2004 and 2005 the Indian rupee appreciated compared to fiscal 2003. However, in 2006 the rupee depreciated against the U.S. dollar. During fiscal 2007 and fiscal 2008 (through June 30, 2007), the rupee again appreciated against the U.S. dollar.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2003	47.53	48.36	49.07	47.53
2004	43.40	45.78	47.46	43.40
2005	43.62	44.87	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007	43.10	45.11	46.83	42.78

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
January 2007	44.07	44.21	44.49	44.07
February 2007	44.08	44.00	44.21	43.87
March 2007	43.10	43.81	44.43	42.78
April 2007	41.04	42.02	43.05	40.56
May 2007	40.36	40.54	41.04	40.14
June 2007	40.58	40.58	40.90	40.27

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs.43.10 on March 30, 2007. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on June 29, 2007 was Rs.40.58 per US$1.00.

FORWARD LOOKING STATEMENTS

We have included statements in this report which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors.”

BUSINESS

Overview

We are a leading private sector bank and financial services company in India. Our goal is to be the preferred provider of financial services to upper- and middle-income individuals and leading corporations in India. Our strategy is to provide a comprehensive range of financial products and services for our customers through multiple distribution channels, with high quality service and superior execution. We have three principal business activities: retail banking, wholesale banking and treasury operations.

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2007, we expanded our operations from 171 branches and 479 ATMs in 77 cities to 684 branches and 1,605 ATMs in 316 cities. During the same five years, our customer base grew from 2.1 million customers to 10.0 million customers. As our geographical reach and market penetration have expanded, so too have our assets, which grew from Rs.243.0 billion as of March 31, 2002 to Rs.1,013.2 billion as of March 31, 2007. Our net income has increased from Rs.3.0 billion for fiscal 2002 to Rs.11.0 billion for fiscal 2007 at a compounded annual growth rate of 30.1%.

Notwithstanding our pace of growth, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2007, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.4% of net customer assets as per Indian generally accepted accounting principles, or Indian GAAP. In addition, our net customer assets represented 79.6% of our deposits and customer deposits represented 67.3% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest savings accounts represented 52.7% of total deposits for fiscal 2007. These low-cost deposits, which include the cash float associated with our transactional services, led to an average cost of funds including equity (calculated under Indian GAAP) for fiscal 2007 of 3.7%. Our cost of funds of 3.1% for fiscal 2006 was one of the lowest for all domestic banks in India (such comparative data is not yet available for 2007).

We are part of the HDFC group of companies founded by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a public limited company established under the laws of India. HDFC Limited and its subsidiaries owned approximately 24.74% of our outstanding equity shares as of June 30, 2007. See also “Principal Shareholders.”

We currently have one subsidiary, HDFC Securities Limited (“HSL”) which provides brokerage services through the Internet and other channels. We intend to acquire a majority stake in our affiliate, Atlas Documentary Facilitators Company Private Ltd. (“ADFC”) which provides back office transaction processing services, subject to obtaining the necessary approval from the Reserve Bank of India, or RBI. We have consolidated the accounts of ADFC in our U.S. GAAP financial statements for fiscal 2007. In addition, we recently received RBI approval to set up a non-banking financial subsidiary.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States is Depositary Management Corporation, 570 Lexington Avenue, 44th Floor, New York, NY 10022.

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

We deliver high quality service with superior execution

Through intensive training of our staff and the use of our technology platform, we deliver efficient service with rapid response time. Our focus on knowledgeable and personalized service draws customers to our products and increases existing customer loyalty.

We offer a wide range of products to our clients in order to service their banking needs

Whether in retail or wholesale banking, we consider ourselves a “one-stop shop” for our customers’ banking needs. Our wide range of products creates multiple cross-selling opportunities for us and improves our customer retention rates.

We have an experienced management team

Many of the members of our senior management team have been with us since inception. They have substantial experience in multinational banking and share our common vision of excellence in execution. We believe this team is well suited to leverage the competitive strengths we have already developed as well as to create new opportunities for our business.

Our Business Strategy

Our business strategy emphasizes the following elements:

Increase our market share of India’s expanding banking and financial services industry

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths. We also aim to increase geographic and market penetration by expanding our branch and ATM networks and increasing our efforts to cross-sell our products.

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, a comprehensive risk assessment process and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 1.2% as of March 31, 2007 and our net non-performing assets amounted to 0.4% of net customer assets as per Indian GAAP. We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Maintain a low cost of funds

As of March 31, 2007, our average cost of funds excluding equity was 4.0%. We believe we can maintain a relatively low-cost funding base as compared to our competitors, by expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing.

Focus on high earnings growth with low volatility

Our aggregate earnings have grown at a compound average rate of 30.1% per year during the five-year period ending March 31, 2007 and our basic earnings per share grew from Rs.29.45 for fiscal 2006 to Rs.35.10 for fiscal 2007. We intend to maintain our focus on steady earnings growth through conservative risk management techniques and low cost funding. In addition, we aim not to rely heavily on revenue derived from trading so as to limit earnings volatility.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31
	2005		2006		2007		2007
	(in millions, except percentages)
Retail banking	Rs.	13,037.0	Rs.	23,293.2	Rs.	30,542.1	69.9%
Wholesale banking		7,192.4		8,256.0		11,808.1	27.1%
Treasury operations		919.6		(527.1)		1,315.7	3.0%

Net revenue	Rs.	21,149.0	Rs.	31,022.1	Rs.	43,665.9	100.0%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of upper- and middle-income individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. We offer high quality service and greater convenience by leveraging our technology platforms and multiple distribution channels. Our goal is to provide banking and financial services to our retail customers on an “anytime, anywhere, anyhow” basis.

We market our services aggressively through our branches and direct sales associates, as well as through our relationships with automobile dealers and corporate clients. We seek to establish a relationship with a retail customer and then expand it by offering more products and expanding our distribution channels so as to make it easier for the customer to do business with us. We believe this strategy, together with the general growth of the Indian economy and the Indian upper and middle classes, affords us significant opportunities for growth. We consider upper- and middle-income individuals to be those with Rs.100,000 or more per year in income.

As of March 31, 2007, we had 684 branches, including 22 extension counters, and 1,605 ATMs in 316 cities. We also provide telephone banking in 217 cities as well as Internet and mobile banking. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to receiving regulatory approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two wheeler loans, credit cards and loans against securities. Our retail loans were 58.5% of our gross loans as of March 31, 2007. Apart from our branches we use our ATM screens and the Internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain irrevocable instructions to debit the customer’s account directly for the making of payments.

The following table shows the value and share of our retail credit products:

	As of March 31, 2007
	Number of Loans		Value				% of Total Value
	(in thousands)		(in millions)
Retail Loans:
Auto loans (1)	333		Rs.	87,701.2	US$	2,034.8	24.8%
Personal loans	617			57,370.6		1,331.1	16.2%
Retail business banking	22			54,374.4		1,261.6	15.4%
Commercial vehicles and construction equipment finance (1)	125			52,070.6		1,208.1	14.7%
Two wheeler loans	1,057			22,340.1		518.3	6.3%
Credit cards	2,913	(2)		20,104.9		466.5	5.7%
Loans against securities	28			12,720.3		295.1	3.6%
Other retail loans	268			11,924.0		276.8	3.4%

Total retail loans	5,364			318,606.1		7,392.2	90.1%

Mortgage-backed securities (home loans) (3)				14,714.4		341.4	4.2%
Asset-backed securities (3)				20,138.9		467.3	5.7%

Total retail assets			Rs.	353,459.4	US$	8,200.9	100.0%

(1)	Net of receivables securitized.
(2)	Number of cards in force.
(3)	Reflected at fair value.

Auto Loans

We offer secured loans at fixed interest rates for financing new and used automobile purchases. In addition to our general marketing efforts for retail loans, we market this product through our relationships with car dealers, corporate packages and joint promotion programs with automobile manufacturers.

Personal Loans

We offer unsecured personal loans at fixed rates to specific customer segments, including salaried individuals and self-employed professionals. In addition, we offer unsecured personal loans to small businesses and individuals.

Retail Business Banking

We address the borrowing needs of the community of small businessmen near our bank branches by offering facilities such as credit lines, term loans for expansion or addition of facilities and discounting of credit card receivables. We classify these business banking loans as a retail product. Such lending is typically secured with current assets as well as immovable property and fixed assets in some cases. We also offer letters of credit, guarantees and other basic trade finance products and cash management services to such businesses.

Commercial Vehicles and Construction Equipment Finance

We provide secured financing for commercial vehicles and provide working capital, bank guarantees and trade advances to customers who are transportation operators. In addition to funding domestic assets, we also finance imported assets for which we open foreign letters of credit and offer treasury services such as forward exchange cover. We coordinate with manufacturers to jointly promote our financing options to their clients. Prior to fiscal 2004, these loans were classified as part of our wholesale banking division.

Two Wheeler Loans

We offer loans for financing the purchase of scooters or motorcycles. We market this product in ways similar to our marketing of auto loans.

Credit Cards

We offer credit cards from the VISA and MasterCard stable including gold, silver, corporate, platinum and titanium credit cards. We had approximately 2.9 million cards outstanding as of March 31, 2007 as against 2.4 million as of March 31, 2006.

Loans against Securities

We offer loans against equity shares, mutual fund units, bonds issued by the RBI and other securities that are on our approved list. We limit our loans against equity shares to Rs.2.0 million per retail customer in line with regulatory guidelines and limit the amount of our total exposure secured by particular securities. We lend only against shares in book-entry (dematerialized) form, which ensures that we obtain perfected and first priority security interests. The minimum margin for lending against shares is prescribed by the RBI.

Other Retail Loans

Such loans primarily include overdrafts against time deposits, health care equipment financing loans, loans against gold and ornaments and small loans to farmers.

Mortgage-backed Securities (Home Loans)

In fiscal 2003 we entered the home loan business through an arrangement with HDFC Limited. Under this arrangement, we sell home loans provided by HDFC Limited, which approves and disburses the loans. The loans are booked in the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited is obligated to offer us up to 70% of the fully disbursed home loans sourced under the arrangement through the issue of mortgage-backed pass-through certificates (“PTCs”). We have the option to purchase the mortgage-backed PTCs at the underlying home loan yields less a spread of 1.25% payable towards the administration and servicing of the loans. A part of the home loans also qualifies for our directed lending requirement. In fiscal 2006 and 2007 we waived the requirement for HDFC Limited to offer us up to 70% of the fully disbursed home loans. Instead, HDFC Limited paid us an additional sourcing commission for those periods.

We also invest in mortgage-backed securities of other originators. Most of these securities also qualify toward our directed lending obligations.

Asset-backed Securities

We invest in auto, two wheeler, commercial vehicle and other asset-backed securities, represented by PTCs. These securities are normally credit-enhanced and sometimes qualify for our directed lending requirements.

Loan Assignments

We purchase loan portfolios from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations. Such loans are included within the categories described above based on underlying exposures.

Sale/Transfer of Receivables

We securitize our retail loan receivables through independent special purpose vehicles (“SPVs”) from time to time. In respect of these transactions, we provide credit enhancements generally in the form of cash collaterals/guarantees/interest spreads and/or by subordination of cash flows to senior PTCs. We also enter into sale transactions, which are similar to asset-backed securitization transactions through the SPV structure, except that such portfolios of retail loan receivables are assigned directly to the purchaser and are not represented by PTCs. During fiscal 2006 and 2007, we securitized retail loans with carrying values of Rs.19.8 billion and Rs.6.5 billion, respectively. Until January 2006, in respect of some of the PTCs, we provided options to investors, exercisable within a limited time frame, to sell them to us at par. As of March 31, 2007, the principal outstanding on these PTCs was Rs.21.2 million.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented 64.2% of our total deposits as of March 31, 2007. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2007
	Value (in millions)				% of total	Number of accounts (in thousands)	% of total
Savings	Rs.	184,904.6	US$	4,290.1	42.2%	4,649	77.5%
Current		91,202.1		2,116.1	20.8%	621	10.3%
Time		162,260.8		3,764.8	37.0%	732	12.2%

Total	Rs.	438,367.5	US$	10,171.0	100.0%	6,002	100.0%

Our individual retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:

•	Savings accounts, which are demand deposits in checking accounts designed primarily for individuals and trusts. These accrue interest at a fixed rate set by the RBI (currently 3.5% per annum).

•

Current accounts, which are non-interest bearing checking accounts designed primarily for small businesses. Customers have a choice of regular and premium product offerings with different minimum average quarterly account balance requirements.

•	Time deposits, which pay a fixed return over a predetermined time period.

We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an automatic overdraft facility of generally up to 90% of the balance in the account. E-Broking accounts are offered as current accounts to customers of stock brokers where all transactions are routed electronically between the broker and beneficiaries.

Other Retail Services and Products

Debit Cards

Our debit cards may be used with more than 345,000 merchant point-of-sale machines, of which 51,000 have been deployed by us and over 20,000 ATMs in India and more than 26.0 million merchant outlets and 1.0 million ATMs worldwide. We were the first in India to issue international Visa Electron debit cards on a nationwide basis and currently issue both Visa and MasterCard debit cards.

Individual Depositary Accounts

We provide depositary accounts to individual retail customers for holding debt and equity instruments. Securities traded on the Indian exchanges are generally not held through a broker’s account or in street name. Instead, an individual will have his own account with a depositary participant for the particular exchange. Depositary participants, including us, provide services through the major depositaries established by the two major stock exchanges. Depositary participants record ownership details and effectuate transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting.

Mutual Fund Sales

We offer our retail customers units in most of the large and reputable mutual funds in India. We earn front-end commissions for new sales and in some cases additional fees in subsequent years. We distribute mutual fund products primarily through our branches and our private banking advisors.

Insurance

We have arrangements with HDFC Standard Life Insurance Company and Bajaj Allianz General to distribute their life insurance products and general insurance products to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years while the policy is still in force.

Precious Metals

We import gold bars for sale to our retail customers through our branch network.

Investment Advice

We offer our customers a broad range of investment advice including advice regarding the purchase of Indian debt, equity shares, and mutual funds. We provide our high net worth private banking customers with a personal investment advisor who can consult with them on their individual investment needs.

Bill Payment Services

We offer our customers utility bill payment services for leading utility companies including electricity, telephone, mobile telephone and Internet service providers. Customers can also review and access their bill details through our direct banking channels. This service is valuable to customers because utility bills must otherwise be paid in person in India. We offer these services to customers through multiple distribution channels—ATMs, telephone banking, Internet banking and mobile telephone banking.

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts, and offer them preferred services, such as preferential loan rates, and in some cases lower minimum balance requirements. As of March 31, 2007, these accounts constituted approximately 47.4% of our total retail savings accounts by number and approximately 33.8% of our retail savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs.47.2 billion as of March 31, 2007.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services comprises upper- and middle-income persons and high net worth customers. We also target small businesses, trusts and non-profit corporations. As of March 31, 2007, 10.6% of our retail deposit customers contributed approximately 57.7% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package. We cross-sell many of our retail products to our customers. We also market our auto loan and two wheeler loan products through joint efforts with relevant manufacturers and distributors.

We have programs that target other particular segments of the retail market. For example, our private and preferred banking programs provide customized financial planning to high net worth individuals in order to preserve and enhance their wealth. Private banking customers receive a personal investment advisor who serves as their single-point HDFC Bank contact, and who compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service-intensive as our private banking program, preferred banking offers similar services to a slightly broader target segment. Top revenue-generating customers of our preferred banking program are channeled into our private banking program.

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

For our commercial banking products, we target the top end of the Indian corporate sector, including companies that are part of private sector business houses, public sector enterprises and multinational corporations, as well as leading small and mid-sized businesses. We also target suppliers and distributors of top-end corporations as part of a supply chain initiative for both our commercial banking products and transactional services whereby we provide credit facilities to these suppliers and distributors and thereby establish relationships with them. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

Wholesale banking also includes microfinance lending to very small businesses in rural India. Toward this end, we have partnered with micro-finance institutions and non-governmental organizations involved in rural lending.

Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and government entities. Our capital markets transactional services include custodial services for mutual funds and clearing bank services for the major Indian stock exchanges and commodity exchanges. In addition, we provide correspondent banking services, including cash management services and funds transfers, to foreign banks and cooperative banks.

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short and medium-term loans which are typically loans of up to five years in duration. More than 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar. All of our commercial loans have been made to customers in India.

We also purchase credit substitutes, which are typically comprised of commercial paper, debentures and preference shares issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and we bear the same customer risk as we do for loans extended to these customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. Our credit substitutes have declined over the last three years primarily due to our customers’ increased preference for loans which may have resulted from regulations that require the listing and rating of corporate paper.

The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify cash credit facilities and bill discounting as working capital loans, and commercial paper, debentures and preference shares as credit substitutes (which in turn are classified as investments).

	As of March 31
	2005		2006		2007		2007
	(in millions)
Gross commercial loans:
Working capital	Rs.	72,397.6	Rs.	78,693.4	Rs.	76,421.6	US$	1,773.1
Term loans		76,861.8		92,932.8		149,717.7		3,473.8

Total commercial loans	Rs.	149,259.4	Rs.	171,626.2	Rs.	226,139.3	US$	5,246.9

Credit substitutes:
Commercial paper	Rs.	1,297.3	Rs.	—	Rs.	99.4	US$	2.3
Non-convertible debentures		12,018.7		9,308.1		6,382.4		148.1
Preference shares		564.9		443.2		277.2		6.4

Total credit substitutes	Rs.	13,880.9	Rs.	9,751.3	Rs.	6,759.0	US$	156.8

Customer assets	Rs.	163,140.3	Rs.	181,377.5	Rs.	232,898.3	US$	5,403.7

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk.”

We price our loans based on a combination of our own cost of funds, market rates, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate based on a margin that depends on the credit assessment of the borrower.

The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans—Directed Lending.”

Bill Collection, Documentary Credits and Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31
	2005		2006		2007		2007
	(in millions)
Bill collection	Rs.	359,609.0	Rs.	381,657.9	Rs.	443,458.6	US$	10,289.1
Documentary credits		56,702.9		46,106.1		67,116.4		1,557.2
Bank guarantees		14,518.2		21,949.0		22,368.6		519.0

Total	Rs.	430,830.1	Rs.	449,713.0	Rs.	532,943.6	US$	12,365.3

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

Foreign Exchange and Derivatives

We offer our corporate customers foreign exchange and derivative products including spot and forward foreign exchange contracts, interest rate swaps, currency swaps, currency options and other derivatives. We are a leading participant in many of these markets in India and believe we are among a few Indian banks with significant expertise in derivatives, a market currently dominated by foreign banks.

Precious Metals

We are in the business of importing gold and silver bullion to leverage our distribution and servicing strengths and cater to the domestic bullion trader segment. We generally import bullion on a consignment basis so as to minimize price risk.

Wholesale Deposit Products

As of March 31, 2007, we had wholesale deposits totaling Rs.244.0 billion, which represented 35.8% of our total deposits and 24.1% of our total liabilities, including shareholders’ equity. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs.1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

Our primary cash management service is check collection and payment. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we can effectively provide nationwide collection and disbursement systems for our corporate clients. This is especially important because there is no nationwide payment system in India, and checks must generally be returned to the city from which written, in order to be cleared. Because of mail delivery delays and the variations in city-based inter-bank clearing practices, check collections can be slow and unpredictable, and can lead to uncertainty and inefficiencies in cash management. We believe we have a strong position in this area relative to most other participants in this market. Although the public sector banks have extensive branch networks, many of their branches typically are still not electronically linked. The foreign banks are also restricted in their ability to expand their branch network.

As of March 31, 2007, over 7,000 wholesale banking clients used our cash management services. These clients include leading Indian private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.

We have also implemented a straight through processing solution to link our wholesale banking and retail banking systems. This has led to reduced manual intervention in transferring funds between the corporate accounts which are in the wholesale banking system and beneficiary accounts residing in retail banking systems. This initiative will help in reducing transaction costs.

We have a large number of commercial clients using our corporate Internet banking for financial transactions with their vendors, dealers and employees who bank with us.

In 2005, the RBI introduced an inter-bank settlement system called the Real Time Gross Settlement (“RTGS”) system. The RTGS system facilitates real time settlements primarily between banks and therefore could have an adverse impact on our cash management services. However, we believe our cash management services offer certain advantages not present in RTGS, including the provision of greater information to our clients regarding the source and identity of payments. In addition, through our cash management services our clients receive checks from their customers, which we believe many of our clients prefer because the issuance of a bad check is a criminal offense in India. See “Risk Factors—Risks Relating to Our Business—We could be adversely affected by the development of a nationwide inter-bank settlement system.”

Clearing Bank Services for Stock and Commodity Exchanges

We serve as a cash-clearing bank for major stock exchanges in India, including the National Stock Exchange of India Limited (“National Stock Exchange”) and the Bombay Stock Exchange Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and a means of making payments to these institutions. We make payments once the broker or custodian deposits the funds with us. In addition to benefiting from the cash float, which reduces our cost of funds, in certain cases we also earn commissions on such services.

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

Correspondent Banking Services

We act as a correspondent bank for cooperative banks, cooperative societies and foreign banks. We provide cash management services, funds transfers and services such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our cost of funds.

We are well positioned to offer this service to cooperative banks and foreign banks in light of the structure of the Indian banking industry and our position within it. Cooperative banks are generally restricted to a particular state, and foreign banks have limited branch networks. The customers of these banks frequently need services in other areas of the country that their own banks cannot provide. Because of our technology platforms, geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers. By contrast, although the public sector banks have extensive branch networks and also provide correspondent banking services, many of them have not yet created electronically connected networks and their branches typically operate independently of one another.

Tax Collections

We were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2007, we collected more than Rs.365.5 billion of direct taxes for the government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal 2007, we collected more than Rs.73.5 billion of such indirect taxes for the government of India and relevant state governments. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts and derivatives. Our primary customers are multinational corporations, large- and medium-sized domestic corporations, financial institutions, banks and public sector undertakings. We also advise and enter into foreign exchange contracts with some small companies and non-resident Indians.

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and equities market. See also “—Risk Management” for a discussion of our management of market risk including liquidity risk, interest rate risk and foreign exchange risk.

Foreign Exchange

We trade spot and forward foreign exchange contracts, primarily with maturities of up to three years, with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We believe we are a market maker in the dollar-rupee segments. Although spreads are very narrow, our total volume of trading is significant with US$ 432.8 billion in foreign exchange traded in fiscal 2007.

Derivatives

We believe we are among the few Indian banks that are significant participants in the derivatives market, which is dominated by foreign banks. We offer rupee-based interest rate swaps, cross-currency swaps, forward rate agreements, options and other products. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management.

Domestic Money Market and Debt Securities Desk

Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements. These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian government securities. See also “Supervision and Regulation—Legal Reserve Requirements.” Our local currency desk primarily trades Indian government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2007, we had an internal approved limit of Rs.300 million for secondary market purchases and Rs.100 million for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2007 was approximately Rs.85.7 million. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branch Network

As of March 31, 2007, we had an aggregate of 684 branches, including 22 extension counters. Our branch network covers 316 cities in India, with 182 branches concentrated in the four largest cities, Mumbai, Delhi, Chennai and Kolkata (Calcutta). We centralize our processing of transactions and back office operations in Mumbai and Chennai. This structure enables the branch staff to focus on customer service and selling our products. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

Almost all of our branches focus exclusively on providing retail services and products, though a few also provide wholesale services. The range of products and services available at each branch depends in part on the size and location of the branch. Our extension counters typically are small offices, primarily within office buildings, that provide specific commercial and retail banking services.

As part of its branch licensing conditions, the RBI requires that at least 25% of our branches (not including extension counters) be located in semi-urban or rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000 people. A rural area is defined as a center with a population of less than 10,000 people. These population figures relate to the 2001 census conducted by the government of India. As of March 31, 2007, a total of 195 of our branches (not including extension counters) were in such semi-urban or rural areas.

We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations. We have a representative office in the United Arab Emirates, and are currently exploring opportunities to establish branches and/or representative offices in countries having a high concentration of Indians and/ or business interests of Indian corporates.

Automated Teller Machines

As of March 31, 2007, we had a total of 1,605 ATMs, of which 833 were located at our branches or extension counters and 772 were located off-site, including at large residential developments, or on major roads in metropolitan areas.

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

Telephone Banking Call Centers

We provide telephone banking services to our customers in 217 cities. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, inquire as to balances and order stop payments. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

Internet Banking

Through our “Net Banking” channel, customers can access account information, track transactions, transfer funds between accounts and to third parties who maintain accounts with us, make fixed deposits, give instructions for the purchase and sale of units in mutual funds, pay bills, request stop payments and make demand draft requests. We encourage use of our internet banking service by offering some key services for free or at a lower cost.

Mobile Telephone Banking

We launched mobile telephone banking services in January 2000, making us the first bank to do so in India. Customers in certain locations are eligible to sign up for mobile telephone banking, which allows them to access their accounts on their mobile telephone screens and to conduct a variety of banking transactions including balance inquiries, stop payment orders and utility bill payments.

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk (which includes liquidity risk and price risk) and operational risk. We have developed and implemented comprehensive policies and procedures to identify, monitor and manage risk throughout the Bank.

Credit Risk

Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through (a) our target market definitions, (b) our credit approval process, (c) our post-disbursement monitoring, and (d) our remedial management procedures.

Wholesale Credit Risk

For our commercial banking products, we target the top end of the Indian corporate sector, including companies that are part of the private sector business houses, public sector enterprises, and multinational corporations and leading small and mid-sized enterprises (“SME”). As a result, a large part of our wholesale lending is generally concentrated among highly rated customers. In addition to market targeting, the principal means of managing credit risk is the credit approval process. We have policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For our wholesale clients, we have a risk assessment and grading system that is applied to each corporate counterparty on an annual basis. We also have limits for funded exposure to individual industries. In addition, we have limits for exposure to borrowers and groups of borrowers for funded and non-funded exposures. Our credit risk policies for loans also apply to credit substitutes. We also have a review process that ensures the proper level of review and approval depending on the size of the facility and risk grading of the credit.

Our risk assessment and grading system is based on rating models specific to each wholesale credit segment such as large corporates, SME-manufacturing and SME-services. Each model assesses overall risk in four major categories of industry risk, business risk, management risk and financial risk. Each customer or counterparty is assigned a numerical grade which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

We are subject to RBI policies that limit our exposure to particular counterparties and with respect to particular instruments. The RBI provides that not more than 15% of our capital funds (as defined by RBI and calculated under Indian GAAP) may be extended as credit exposure to an individual borrower, and not more than 40% of our capital funds may be extended as credit exposure to a group of companies under the same management. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and 10% in respect of group borrowers. The RBI has stated that banks may, in exceptional circumstances and with the approval of their boards of directors, consider enhancement of the exposure to a borrower by a further 5% of the capital funds. See “Supervision and Regulation—Regulations Relating to Making Loans—Credit Exposure Limits.” During fiscal 2007, the bank’s credit exposures to single borrowers and group borrowers were within the limits prescribed by the RBI.

The RBI prohibits loans to companies with which we have any directors in common. The RBI also requires that a portion of our lending activities be “directed” to specific priority sectors. See “Supervision and Regulation—Regulations Relating to Making Loans—Directed Lending.”

We follow a policy of portfolio diversification by industry. As of March 31, 2007, our funded exposures in any single industry did not exceed 12% of our total funded exposures.

While we make our lending decisions largely on a cash-flow basis, we also take collateral for a large number of our loans. Our short- and medium-term loans are typically secured by a first charge over inventory and receivables, and in some cases are further supported by a second charge over fixed assets. Longer term loans are usually secured by a charge over fixed assets. For some loans, we also require guarantees or letters of support from corporate parents. Although we take collateral, we may not always be able to realize its value in a default situation. See “Risk Factors—Risks Relating to Our Business.” We may be unable to foreclose on our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security.

Our credit approval process for wholesale loans requires three officers to approve the credit. Although the particular level of approval varies depending on the size of the loan and the borrower risk grading, no wholesale loan can be made without all three approvals. All working capital loans are subject to review at annual or shorter intervals.

Once a loan is made, we undertake ongoing credit analysis and monitoring at several levels. Our policies are designed to promote early detection of exposures that require special monitoring. If a borrower wishes to renew or roll over the loan, we apply substantially the same standards as we would to granting a new loan except that we do not usually perform an entirely new credit review. Typically, we perform an annual credit review of each loan customer and update the review during the course of the year as circumstances warrant. We generally rely on such reviews in connection with a rollover or renewal.

See “Selected Statistical Information” for a discussion of our policies regarding classification of loans and advances as non-performing, our policies regarding provisioning for loans and information concerning our non-performing assets and allowance for credit losses.

Retail Credit Risk

Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in each retail loan category. Because of the nature of retail banking, our credit policies are based primarily on statistical analyses of risks with respect to different products and types of customers. We monitor our own and industry experience to determine and periodically revise product terms and desired customer profiles. We then verify that an individual customer meets our lending criteria. Our retail loans are generally either secured or made against direct debit instructions or delivery of post-dated checks to cover all payments. It is a criminal offense in India to issue a bad check. In the case of most automobile and other vehicle loans as well as unsecured personal loans, we require that the borrower provide post-dated checks for a certain number of payments on the loan at the time the loan is made. Automobile and commercial vehicle loans, two wheeler loans and other vehicle loans, as well as loans against securities are all secured loans. We will generally lend up to 50% of the market value of securities in the case of loans against equity shares, 90% of the value of the automobile in case of automobile loans and 85% of the value of the two wheeler in the case of two wheeler loans.

Foreign Exchange, Derivatives and Trading Activities

The credit risk of our foreign exchange and derivative transactions is managed the same way as we manage our wholesale lending risk. We apply our risk assessment and grading system to our corporate counterparties and set individual counterparty limits. With respect to debt securities, we primarily trade Indian government securities for our own account.

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

Our board of directors reviews and approves the policies for the management of market risks and dealing with authorities and limits. The Risk Monitoring Committee of the board of directors monitors market risk policies and procedures and reviews market risk limits. The board of directors has delegated the responsibility for ongoing balance sheet market risk management to the Asset Liability Committee. This committee, which is chaired by the Managing Director and includes the heads of our business groups, meets every alternate week and more often when conditions require. The Asset Liability Committee reviews our product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates our interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on our balance sheet and business. Finally, it ensures adherence to market risk limits and decides on our inter-segment transfer pricing policy. The Market Risk Department specifies risk valuation methodology of various treasury products, formulates procedures for portfolio risk valuation, assesses market risk factors and assists in monitoring market risks for various treasury desks. Our treasury mid-office is responsible for reporting market risks of the treasury desks.

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

Asset Liability Management

We fund core customer assets, consisting of loans and credit substitutes, with core customer liabilities, consisting principally of deposits. We also borrow in the inter-bank market and use such borrowings principally for funding certain short-term assets and for managing short-term maturity mismatches. Most of our liabilities and assets are short and medium term.

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

Our Asset Liability Committee addresses the two principal aspects of our asset liability management program as follows:

First, the Asset Liability Committee monitors the liquidity gap and, at the corporate level, recommends appropriate financing or asset deployment strategies depending on whether the gap is a net asset position or a net liability position, respectively. Operationally, in the short term, our Treasury Group implements these recommendations through transactions in the money market.

Second, the Asset Liability Committee monitors our interest rate gap and, at the corporate level, recommends repricing of our asset or liability portfolios. Operationally, in the short term, our Treasury Group implements these recommendations by entering into transactions in the money market and interest rate swaps market.

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

Price Risk

Price risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates and exchange rates. Our Treasury Group is responsible for implementing the price risk management process within the limits approved by the board of directors. These limits are independently monitored by the treasury operations group. We measure price risk through a three-stage process, the first part of which is to estimate the sensitivity of the value of a position to changes in market factors to which our business is exposed. We then estimate the volatility of market factors. Finally, we aggregate portfolio risk. We manage price risk principally by establishing limits set by our board of directors for our money market activities, foreign exchange activities, interest rate and equities and derivatives activities. In addition, certain limits are also prescribed by the RBI.

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

The day-to-day monitoring and reporting of market risk and counterparty risk limits is carried out independently by the treasury mid-office department. The treasury mid-office department is independent of the treasury department and has a separate reporting line to the Managing Director through the head of credit and market risk.

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

In 2006, the Securities Exchange Board of India (“SEBI”) investigated whether certain persons had submitted, in violation of SEBI rules, multiple applications for allocations of shares in certain initial public offerings. Based on these investigations, SEBI found that a number of depositary participants, including the Bank, had failed to adhere to the (“KYC”) norms laid down by SEBI in connection with the opening of certain dematerialized accounts, and that this contributed to certain persons being able to open multiple accounts in certain cases. Also in 2006, in connection with the same matters, the RBI investigated whether various banks had followed RBI directions and guidelines regarding savings account opening procedures and related matters. The RBI reported that prudent banking practices were not followed by the Bank, resulting in the Bank failing to comply with certain RBI directions and guidelines in respect of account openings, KYC norms and the monitoring of large transactions. We believe, and we advised SEBI and the RBI accordingly, that we obtained in a timely manner the documents required by the applicable RBI and SEBI rules. However, we acknowledged that certain employees had not exercised the required degree of prudence in that they had failed to go beyond the documents and make inquiries beyond what was technically required. In connection with these matters, the RBI levied a penalty of Rs. 3 million (or approximately U.S.$70,000) on the Bank, which the Bank has paid. In April 2006, SEBI issued an interim order against 12 depository participants, including the Bank, directing them to cease opening fresh dematerialized accounts until further directions were issued. This ban on the opening of new dematerialized accounts was lifted in November 2006 and the Bank resumed opening such accounts. SEBI also issued an order directing the depositories and some of the depository participants (including the Bank) to disgorge an amount of Rs. 900.18 million. The Bank’s share of such amount was 1.82% or Rs.16.4 million (or approximately U.S.$381,000). We appealed the order to the Securities Appellate Tribunal, which passed an interim order staying SEBI’s disgorgement order. In order to avoid similar problems in the future, we further tightened our internal control processes and instituted additional measures to ensure strict adherence to the KYC guidelines and other anti-money laundering requirement. We also took disciplinary action against certain employees, including dismissals in some cases.

Competition

We face strong competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions.

Retail Banking

In retail banking, our principal competitors are the large public sector banks, which have much larger deposit bases and branch networks, other new private sector banks and foreign banks in the case of retail loan products. The retail deposit share of the foreign banks is quite small by comparison to the public sector banks, and has also declined in the last few years, which we attribute principally to competition from new private sector banks. However, some of the foreign banks have a significant presence among non-resident Indians and also compete for non-branch-based products such as auto loans and credit cards.

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

Treasury

In our treasury advisory services for corporate clients, we compete principally with foreign banks in foreign exchange and derivatives, as well as public sector banks and new private sector banks in the foreign exchange and money markets business.

Employees

Our number of employees increased from 14,878 as of March 31, 2006 to 21,477 as of March 31, 2007, primarily as a result of us directly employing staff to perform activities that were formerly outsourced to third parties, including our affiliate, HBL Global Private Limited (“HBL”), in order to have more control over the marketing of our products and facilitate compliance with the KYC norms. Our overall expense did not increase because the fees we previously paid to HBL were reduced. See “Related Party Transactions.” Headcount also increased due to general growth in our business. The increase in our number of employees also resulted from the expansion of our branch network, an increase in the territories we cover and substantial growth in our retail business, particularly in the credit card market. Almost all our employees are located in India. As of March 31, 2007, approximately 16% of our employees were managers or senior managers, and 4% were assistant vice presidents, vice presidents or group heads. More than 99% of our employees have university degrees.

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

We focus on training our employees on a continuous basis. We have a training center in Mumbai, where we conduct regular training programs for our employees. Management and executive trainees generally undergo up to eight week training modules covering every aspect of banking. We offer courses conducted by both internal and external faculty. In addition to ongoing on-the-job training, we provide employees courses in specific areas or specialized operations on an as-needed basis.

Properties

Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. These premises were established during the third quarter of fiscal 2004.

Close to the corporate headquarters is the administrative center at Kamala Mills Compound in Lower Parel, Mumbai. We own over 150,000 square foot operations, training and information technology centers in Chandivili, Mumbai. As of March 31, 2007, we had a network consisting of 684 branches, including 22 extension counters, and 1,605 ATMs, including 772 at non-branch locations. These facilities are located throughout India. 19 of these branches are located on properties owned by us; the remaining facilities are located on leased properties. The net book value of all our owned properties, including branches, administrative offices and residential premises as of March 31, 2007 was Rs.2.21 billion. We also rent property in Bangalore to house our disaster recovery site, which we would use to replicate our core banking and transaction systems in the event of a regional calamity in Mumbai.

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

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate in the Indian banking industry over the last three fiscal years. For example, our total assets in the three-year period ended March 31, 2007 grew at a compounded annual growth rate of 33.4%. Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls such as:

•	recruiting, training and retaining sufficient skilled personnel;

•	upgrading and expanding our technology platform;

•	developing and improving our products and delivery channels;

•	preserving our asset quality as our geographical presence increases and customer profile changes;

•	complying with regulatory requirements such as the KYC norms; and

•	maintaining high levels of customer satisfaction.

An inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and ADSs.

Our business is vulnerable to volatility in interest rates.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2007, net interest revenue after allowances for credit losses represented 65.6% of our net revenue. Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. This difference could result in an increase in interest expense relative to interest revenue, leading to a reduction in our net interest revenue and net interest margin. In addition, a rise in interest rates could negatively affect demand for our loans and other products.

Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the RBI, deregulation of the financial sector in India, domestic and international economic and political conditions and other factors. Yields on the Indian government’s ten-year bonds were 6.7%, 7.5% and 8.0% as of March 31, 2005, March 31, 2006 and March 31, 2007, respectively. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

If the level of non-performing loans in our portfolio increases, then our business could suffer.

Our gross non-performing loans and impaired credit substitutes represented 1.2% of our gross customer assets as of March 31, 2007. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.4% of our net customer assets portfolio as of March 31, 2007. As of March 31, 2007, we had provided for 128.1% of our total non-performing loans. We cannot assure you that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a relatively young bank and we have not experienced a significant and prolonged downturn in the economy.

A number of factors outside of our control could affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, movements in global commodity markets, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI, or the government of India. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we may be required to increase our provisions, which may affect our earnings and may result in us being unable to execute our business plan as expected, which could adversely affect the price of our equity shares and ADSs.

We have high concentrations of customer exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected.

We calculate customer and industry exposure in accordance with the policies established by Indian GAAP and the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds and equity shares). As of March 31, 2007, our largest single customer exposure as of that date was Rs.14.82 billion, representing approximately 17.3% of our capital funds valuation, and our 10 largest customer exposures totaled approximately Rs.65.81 billion, representing approximately 77.0% of our capital funds valuation, in each case as per RBI guidelines based on Indian GAAP figures. In accordance with RBI regulations, we received approval from our board of directors for the fact that our largest single customer exposure exceeded the RBI prescribed limit of 15.0% of our capital funds. None of the 10 largest customer exposures were classified as non-performing as on March 31, 2007 based on Indian GAAP figures. However, if any of our 10 largest customer exposures were to become non-performing, the quality of our portfolio and our business could be adversely affected.

We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2007, our largest industry concentrations in each case based on Indian GAAP figures, were as follows: transport (10.7%), banks and financial institutions (5.5%), agriculture (4.7%), trading (4.5%), and automobiles and auto ancillaries (4.5%). In addition, as of that date approximately 44.1% of the concentration of our exposure was retail (except where otherwise included in the above classification). As of that date, our total non-performing loans and investments were concentrated in the following industries: automobiles and auto ancillaries (10.3%), transport (4.3%), textiles (3.5%) and engineering (2.8%).

Industry-specific difficulties in these or other sectors could increase our level of non-performing customer assets and adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

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

Although we typically lend on a cash-flow basis, we take collateral for a large proportion of our loans, consisting of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets such as real property, movable assets such as vehicles, and financial assets such as marketable securities.

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

In addition, the RBI has set forth guidelines on corporate debt restructuring. The guidelines envisage that for debt amounts of Rs.1 billion and above, 60% of the creditors by number in addition to support of 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 20% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, in preference to foreclosure of security or a one-time settlement, which has generally been our practice.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the continued efforts of our Chairman, our Managing Director and members of our senior management. Our future performance will be affected by the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may have a material adverse effect on our business, results of operations, financial condition and ability to grow.

In order to sustain our growth, we will need to maintain a minimum capital adequacy ratio. There is no assurance that we will be able to access the capital markets when necessary to do so.

The RBI requires a minimum capital adequacy ratio of 9% to our total risk-weighted assets. We must maintain this minimum capital adequacy level to support our continuous growth. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 13.08% on March 31, 2007. The RBI has come out with the final guidelines based on the Basel II capital adequacy standards applicable effective from March 31, 2008 for banks with international operations and from March 31, 2009 for banks without international operations. These guidelines would also result in a decline in our capital adequacy ratio. Our ability to support and grow our business could be limited by a declining capital adequacy ratio if we are unable to or have difficulty accessing the capital markets.

Material changes in Indian banking regulations could harm our business.

We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas. For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations, such as those affecting the extent to which we can engage in specific businesses or those affecting foreign investment in the banking industry, as well as changes in other governmental policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. We cannot assure you that laws and regulations governing the banking sector will not change in the future or that any changes will not adversely affect our business, our future financial performance and the price of our equity shares and ADSs. For example, the RBI recently revised its regulations pertaining to capital market exposure and as a result our capital market exposure exceeds the new limits. See “—Because of our many transactions with stock market participants, our business could suffer if there is a prolonged or significant downturn on the Indian stock exchanges.”

We compete directly with banks that are much larger than we are.

We face strong competition in all areas of our business, and many of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer and deposit bases, larger branch networks and more capital than we do. These banks will become more competitive as they improve their customer services and technology. One of the other private sector banks in India is also larger than we are, based on such measurements. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. Due to competitive pressures, we may be unable to execute our growth strategy successfully and offer products and services that generate reasonable returns, which may impact our business and our future financial performance.

Consolidation in the banking industry could adversely affect us.

The Indian banking industry may experience greater consolidation. The government has indicated its desire to consolidate certain public sector banks. In addition, there may be mergers and consolidations among private banks. We may face more competition from larger banks as a result of any such consolidation.

Our funding is primarily short- and medium- term and if depositors do not roll over deposited funds upon maturity our business could be adversely affected.

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

Currently, there is no nationwide payment system in India, and checks must generally be returned to the city from which they were written in order to be cleared. Because of mail delivery delays and the variation in city-based inter-bank clearing practices, check collections can be slow and unpredictable. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we effectively provide a nationwide collection and disbursement system for our corporate clients. We enjoy cash float and earn fees from these services. In 2005, the RBI introduced the RTGS inter-bank settlement system which facilitates real time settlements primarily between banks. Although we believe our services offer advantages not offered by the RTGS system, the RTGS system could have an adverse impact on the cash float and fees we have enjoyed from some of our cash management services and therefore could adversely affect our future financial performance and the price of our equity shares and ADSs.

Because of our many transactions with stock market participants, our business could suffer if we fail to meet certain regulatory limits or if there is a prolonged or significant downturn on the Indian stock exchanges.

We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares and initial public offering finance for retail customers, stock exchange clearing services and depositary accounts. As of March 31, 2007, our capital market exposure was Rs.15.6 billion on a non-consolidated basis. At 4.4% of advances (computed in accordance with RBI norms), this was within the ceiling approved by the RBI as of March 31, 2007. This exposure comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers. On a consolidated basis (which included HSL), as of March 31, 2007, our capital market exposure was Rs.15.7 billion. This was 2.1% of total assets which exceeded the RBI ceiling of 2.0% of total assets.

With effect from April 1, 2007, the RBI has added other components to the calculation of capital market exposure and has changed the limits for banks, which is now linked to the net worth of the Bank. The new norms require that a bank’s capital market exposure be limited to 40% of its networth, both on a consolidated and non-consolidated basis. Based on the new norms the Bank’s capital market exposure as of May 31, 2007, was Rs.34.1 billion or 54.3% of our networth as of the previous year on a non-consolidated basis. Since we prepare consolidated financial statements on a half-yearly basis, our consolidated capital market exposure data will be available only in September 2007. As of May 31, 2007, we estimate that our capital market exposure on a consolidated basis was slightly higher than our capital market exposure on a non-consolidated basis. We have requested time from the RBI, until March 31, 2008, to comply with the new norms. The RBI has not yet indicated whether they have accepted our proposal.

If the RBI does not accept our proposal or if we fail to meet the norms before March 31, 2008, we will have difficulty in getting other regulatory approvals necessary to do business in the normal course which could have a material adverse effect on our business and the price of our equity shares and ADSs. In addition, as a result of our exposure to this industry, a significant or prolonged downturn on the Indian stock exchanges could have a material adverse effect on our business and cause the price of equity shares and ADSs to go down.

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

In addition, both our centralized data center and our back-up systems are separately located in the greater Mumbai area. In the event of a regional disaster, such as an earthquake, it is possible that both systems could be simultaneously damaged or destroyed. Although we have established a remote disaster recovery site at Bangalore that replicates our network and certain applications currently based in Mumbai, and believe that we will be able to retrieve critical applications within an optimal time frame, it would still take some time to make the system fully operational in the event of a disaster.

HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions.

HDFC Limited and its subsidiaries owned 24.74% of our equity as of June 30, 2007. So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate the two directors who are not required to retire by rotation to our board, including the Chairman and our Managing Director, subject to RBI approval. Accordingly, HDFC Limited may be able to exercise substantial control over our board and over matters subject to a shareholder vote.

There have been reports in the Indian media suggesting that we may merge with HDFC Limited. We consider business combination opportunities as they arise. At present, we are not actively considering a business combination with HDFC Limited or any other company. Any significant business combination would involve compliance with regulatory requirements and shareholder and regulatory approvals. Were such combination to occur, we cannot predict the impact it would have on our business, growth prospects or the prices of our equity shares and ADSs.

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

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us.

The RBI has issued guidelines concerning ownership in private sector banks. The guidelines state that no entity or group of related entities will be permitted to own or control, directly or indirectly, more than 10% of the paid up capital of a private sector bank without RBI approval. The implementation of such a restriction will discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. Further RBI approval is required before we can register the transfer of 5% or more of our shares (paid up capital) to an individual or group. The RBI has approved HDFC Limited’s recent subscription to our shares which resulted in it owning 24.74% of our equity.

We may face increased competition as a result of revised guidelines that relax restrictions on the presence of foreign banks in India.

In March 2004, the Ministry of Commerce and Industry of India revised guidelines on foreign investors in the Indian banking sector. The revised guidelines permit up to 74% of the paid-up capital of a bank to be held by foreign investors and allow foreign banks to operate in India through branches, wholly owned subsidiaries or subsidiaries that hold an aggregate foreign investment of up to 74% in a private bank. Implementation of the revised guidelines will take place in two phases. From March 2005 to March 2009, foreign banks will be permitted to establish a presence in India only through wholly owned subsidiaries that meet certain criteria, and the acquisition of holdings in private sector Indian banks will be permitted only with respect to banks identified by the RBI for restructuring. The second phase of implementation of the revised guidelines will commence in April 2009 after a review of the first phase. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and could have a material adverse effect on our business.

We need to obtain prior RBI approval for opening new branches to increase our infrastructure and expand our reach into different geographical segments. Delay in getting approval for branches could have a negative impact on our future financial performance.

The RBI introduced a liberalized branch licensing policy in September 2005. We have applied for branches under the policy in the past and obtained approvals for opening branches under the policy. We are in the process of making applications for the current fiscal year. Any prolonged delay on the receipt of such documents could adversely affect our future financial performance.

If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.

Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”) requires us to include in our Annual Report on Form 20-F management’s assessment of the effectiveness of our internal controls over financial reporting, together with an attestation report from our auditors. Section 404 applies to us as of March 31, 2007. While we have complied with Section 404 in a timely manner so far, there is no assurance that we will continue to be able to do so in the future.

Risks Relating to Investments in Indian Companies

A slowdown in economic growth in India could cause our business to suffer.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. A slowdown in the Indian economy could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy could be adversely affected by the continuing high oil prices. India’s economy could also be adversely affected by a general rise in interest rates, weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. Finally, India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. It is difficult to gauge the impact of these fundamental economic changes on our business.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2004, has announced policies and taken initiatives that support the economic liberalization policies that have been pursued by previous central governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Any significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

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

India has experienced natural calamities such as earthquakes, a tsunami, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. For example, as a result of drought conditions in the country during fiscal 2003, the agricultural sector recorded a negative growth of 5.2%. Further prolonged spells of below normal rainfall or other natural calamities could have a negative impact on the Indian economy, adversely affecting our business and the price of our equity shares and ADSs.

Any downgrade of India’s debt rating by an international rating agency could have a negative impact on our business.

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

Risks Relating to the ADSs and Equity Shares

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue.

Historically, our ADSs have traded on the New York Stock Exchange (the “NYSE”) at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges, although this premium has declined in recent years. See “Price Range of Our American Depositary Shares and Equity Shares” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. It is possible that in the future our ADSs will not trade at any premium to our equity shares and could even trade at a discount to our equity shares.

You will not be able to vote.

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

There is a limited market for the ADSs.

Although our ADSs are listed and traded on the NYSE, we cannot be certain that any trading market for our ADSs will be sustained, or that the present price will correspond to the future price at which our ADSs will trade in the public market. Indian legal restrictions may also limit the supply of ADSs. The only way to add to the supply of ADSs would be through an additional issuance. We cannot guarantee that a market for the ADSs will continue.

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

The equity shares represented by our ADSs are listed on the National Stock Exchange and Bombay Stock Exchange Limited. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on these stock exchanges in a timely manner.

You may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the company’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of your investment in our ADSs. Specifically, if the relative value of the Indian rupee to the U.S. dollar declines, each of the following values will also decline:

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

We are a limited liability company incorporated under the laws of India. All of our directors and members of our senior management and some of the experts named in this report are residents of India and almost all of our assets and the assets of these persons are located in India. It may not be possible for investors in our ADSs to effect service of process outside India upon us or our directors and members of our senior management and experts named in the report that are residents of India or to enforce judgments obtained against us or these persons in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.

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

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES

Our ADSs, each representing three equity shares, par value Indian Rs.10 per share, are listed on the NYSE under the symbol “HDB.” Our equity shares, including those underlying the ADSs, are listed on the National Stock Exchange under the symbol “HDFCBANK” and the Bombay Stock Exchange Limited under the code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter, December 31 for the third quarter and March 31 for the fourth quarter.

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2003	U.S.$	16.3	U.S.$	11.9	42,778
2004		34.9		15.4	68,228
2005		50.0		19.6	105,071
2006
First Quarter		48.5		40.0	127,761
Second Quarter		53.0		45.3	142,473
Third Quarter		54.8		42.0	205,373
Fourth Quarter		59.7		51.2	193,353
2007
First Quarter		63.6		43.0	281,986
Second Quarter		61.8		47.3	164,589
Third Quarter		77.7		59.1	182,341
Fourth Quarter		80.0		61.0	293,883
Most Recent Six Months
January 2007		80.0		70.0	205,850
February 2007		79.4		63.2	357,329
March 2007		71.8		61.0	319,118
April 2007		75.9		63.5	237,836
May 2007		86.6		71.9	264,555
June 2007		88.4		79.5	255,057

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2003	Rs.	256.0	Rs.	186.0	U.S.$	5.9	U.S.$	4.3	94,016
2004		406.8		231.0		9.4		5.4	294,090
2005		628.6		256.2		14.6		5.9	325,118
2006
First Quarter		643.0		448.0		14.9		10.4	262,870
Second Quarter		765.0		537.9		17.7		12.5	438,678
Third Quarter		748.5		603.0		17.4		14.0	465,565
Fourth Quarter		812.0		680.0		18.8		15.8	526,244
2007
First Quarter		895.0		615.2		20.8		14.3	533,957
Second Quarter		954.7		680.0		22.2		15.8	354,892
Third Quarter		1,150.0		886.3		26.7		20.6	598,122
Fourth Quarter		1,160.0		883.6		26.9		20.5	604,502
Most Recent Six Months
January 2007		1,160.0		981.1		26.9		22.8	516,557
February 2007		1,125.0		900.0		26.1		20.9	650,558
March 2007		1,032.0		883.6		23.9		20.5	646,588
April 2007		1,045.0		894.9		24.2		20.8	582,194
May 2007		1,159.9		957.6		26.9		22.2	809,985
June 2007		1,184.2		1,071.0		27.5		24.8	534,426

The closing price for our equity shares on the National Stock Exchange was Rs.1,146.75 (US$26.6) per share on June 29, 2007.

As of March 31, 2007 there were 186,312 holders of record of our equity shares, excluding ADSs, of which 51 had registered addresses in the United States and held an aggregate of 20,388 of our equity shares. In our books only the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

DESCRIPTION OF EQUITY SHARES

The Company

We are registered under number 11-80618 of 1994 with the Registrar of Companies, Maharashtra State, India. Our Articles permit us to engage in a wide variety of activities, including all of the activities in which we currently engage or intend to engage, as well as other activities in which we currently have no intention of engaging.

Dividends

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends are generally declared as a percentage of par value and distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.

These distributions and payments are required to be deposited into a separate bank account and paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved.

The Companies Act states that any dividends that remain unpaid or unclaimed after that period are to be transferred to a special bank account. Any money that remains unclaimed for seven years from the date of the transfer is to be transferred by us to a fund created by the government of India. No claims for the payment of dividends unpaid or unclaimed for a period of seven years shall lie against the fund of the government of India or against us.

Our Articles authorize our board of directors to declare interim dividends, the amount of which must be deposited in a separate bank account within five days and paid to the shareholders within 30 days of the declaration.

Under the Companies Act, final dividends payable can be paid only in cash to the registered shareholder at a record date fixed prior to the relevant annual general meeting, to his order or to the order of his banker.

Before paying any dividend on our shares, we are required under the Indian Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets). We are permitted to declare dividends of up to 33.33% of net profit calculated under Indian GAAP without prior RBI approval subject to compliance with certain prescribed requirements. Further, upon compliance with the prescribed requirements, we are also permitted to declare interim dividends subject to the above mentioned cap computed for the relevant accounting period.

Dividends may only be paid out of our profits for the relevant year and in certain contingencies out of the reserves of the company. Before declaring dividends, we are required, under the Indian Banking Regulation Act, to transfer 25% of the balance of profits of each year to a reserve fund.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings calculated under Indian GAAP, the Companies Act permits our board of directors, subject to the approval of our shareholders, to distribute to the shareholders, in the form of fully paid-up bonus equity shares, an amount transferred from the capital surplus reserve or legal reserve to stated capital. Bonus equity shares can be distributed only with the prior approval of the RBI. These bonus equity shares must be distributed to shareholders in proportion to the number of equity shares owned by them.

Preemptive Rights and Issue of Additional Shares

The Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a resolution passed by three-fourths of the shareholders present and voting at a general meeting. Under the Companies Act and our Articles, in the event of an issuance of securities, subject to the limitations set forth above, we must first offer the new shares to the holders of equity shares on a fixed record date. The offer, required to be made by notice, must include:

•	the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person;

•	the number of shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer. If the offer is not accepted, it is deemed to have been declined.

Our board of directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles. Holders of ADSs may not be able to participate in any such offer. See “Description of American Depositary Shares—Share Dividends and Other Distributions.”

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within six months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of a shareholder or shareholders holding on the date of the request at least 10% of our paid up capital. A general meeting is generally convened by our secretary in accordance with a resolution of the board of directors. Written notice stating the agenda of the meeting must be given at least 21 days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting.

The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our board of directors.

Voting Rights

A shareholder has one vote for each equity share and voting may be by a show of hands or on a poll. However, under the Indian Banking Regulation Act, on poll, a shareholder cannot exercise voting rights in excess of 10% of the total voting rights of all shareholders. Unless a poll is demanded by a shareholder, resolutions are adopted at a general meeting by a majority of the shareholders having voting rights present or represented. The quorum for a general meeting is five members personally present. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares without preemptive rights and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings.

The Companies Act has recently been amended to provide for the passing of resolutions in relation to certain matters specified by the government of India, by means of a postal ballot.

ADS holders have no voting rights with respect to the deposited shares. See “Description of American Depositary Shares—Voting Rights.”

Annual Report

At least 21 days before an annual general meeting, we must circulate either a detailed or abridged version of our Indian GAAP audited financial accounts, together with the Directors’ Report and the Auditor’s Report, to the shareholders along with a notice convening the annual general meeting. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account.

Under the Companies Act, we must file with the Registrar of Companies our Indian GAAP balance sheet and profit and loss account within 30 days of the conclusion of the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

Register of Shareholders, Record Dates and Transfer of Shares

The equity shares are in registered form. We maintain a register of our shareholders in Mumbai. We register transfers of equity shares on the register of shareholders upon presentation of certificates in respect of the transfer of equity shares held in physical form together with a transfer deed duly executed by the transferor and transferee. These transfer deeds attract stamp duty, which has been fixed at 0.5% of the transfer price.

For the purpose of determining equity shares entitled to annual dividends, the register of shareholders is closed for a period prior to the annual general meeting. The Companies Act and our listing agreements with the stock exchanges permit us, pursuant to a resolution of our board of directors and upon at least 30 days’ advance notice to the stock exchanges, to set the record date and close the register of shareholders after seven days’ public notice for not more than 30 days at a time, and for not more than 45 days in a year, in order for us to determine which shareholders are entitled to certain rights pertaining to the equity shares. Trading of equity shares and delivery of certificates in respect of the equity shares may, however, continue after the register of shareholders is closed.

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty.

SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositaries Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant. Upon delivery, the equity shares shall be registered in the name of the relevant depositary on our books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.

The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

Our equity shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other similar law, the Indian Company Law Board may, on application made by us, a depositary incorporated in India, an investor, SEBI or certain other parties, direct a rectification of the register of records. It is a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within one month of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Indian Company Law Board seeking to register the transfer of equity shares. The Indian Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Our Articles provide for certain restrictions on the transfer of equity shares, including granting power to the board of directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than 5.0% of our share capital.

Our transfer agent, Datamatics Financial Services Limited, is located in Mumbai. Certain foreign exchange control and security regulations apply to the transfer of equity shares by a non-resident or a foreigner. See “Restrictions on Foreign Ownership of Indian Securities.”

Disclosure of Ownership Interest

The provisions of the Companies Act generally require beneficial owners of equity shares of Indian companies that are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether these provisions apply to holders of an Indian company’s ADSs, investors who exchange ADSs for equity shares are subject to this provision. Failure to comply with these provisions would not affect the obligation of a company to register a transfer of equity shares or to pay any dividends to the registered holder of any equity shares in respect of which this declaration has not been made, but any person who fails to make the required declaration may be liable for a fine of up to Rs.1,000 for each day this failure continues. However, under the Indian Banking Regulation Act, a registered holder of any equity shares, except in certain conditions, shall not be liable to any suit or proceeding on the ground that the title to those equity shares vests in another person.

Acquisition by the Issuer of Its Own Shares

Until recently, the Companies Act did not permit a company to acquire its own equity shares because of the resulting reduction in the company’s capital. However, the government of India amended the Companies Act and consequently this reduction in capital is permitted in certain circumstances. The reduction of capital requires compliance with buy-back provisions specified in the Companies Act and by SEBI.

ADS holders will be eligible to participate in a buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain circumstances. See “Description of American Depositary Shares—Deposit, Withdrawal and Cancellation.”

There can be no assurance that the equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The position regarding regulatory approvals required for ADS holders to participate in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the buy-back.

Liquidation Rights

Subject to the rights of depositors, creditors and employees, in the event of our winding up, the holders of the equity shares are entitled to be repaid the amounts of capital paid up or credited as paid up on these equity shares. All surplus assets remaining belong to the holders of the equity shares in proportion to the amount paid up or credited as paid up on these equity shares, respectively, at the commencement of the winding up.

Acquisition of the Undertaking by the Government

Under the Indian Banking Regulation Act, the government may, after consultation with the RBI, in the interest of our depositors or banking policy or better provision of credit generally or to a particular community or area, acquire our banking business. The RBI may acquire our business if it is satisfied that we have failed to comply with the directions given to us by the RBI or that our business is being managed in a manner detrimental to the interest of our depositors. Similarly, the government of India may also acquire our business based on a report by the RBI.

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisitions of Shares & Takeovers) Regulations, 1997 (the “Takeover Code”), upon the acquisition of more than 5% of the outstanding shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Such notification is also required upon acquisition of 10% and 14% of the outstanding shares or voting rights of a publicly listed Indian company. An ADS holder would be subject to these notification requirements.

Upon the acquisition of 15%, or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that if a purchase of a listed company’s shares results in the purchaser and its affiliates holding more than 5% of the company’s outstanding equity shares or voting rights, the purchaser and the company must report its holding to the company and the relevant stock exchanges. The agreements also provide that if an acquisition results in the purchaser and its affiliates holding equity shares representing more than 15% of the voting rights in the company, then the purchaser must, before acquiring such equity shares, make an offer on a uniform basis to all remaining shareholders of the company to acquire equity shares that have at least an additional 20% of the voting rights of the total equity shares of the company at a prescribed price.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, issued the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder. The ADSs will be evidenced by what are known as American Depositary Receipts or ADRs.

The depositary’s office is located at 4 New York Plaza, 13th Floor, New York, NY 10004.

Investors may hold ADSs either directly or indirectly through their broker or other financial institution. If an investor holds ADSs directly, by having an ADS registered in his name on the books of the depositary, he is an ADR holder. This description assumes that the investor holds his ADSs directly. If an investor holds the ADSs through his broker or financial institution nominee, he must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Investors should consult with their broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, investors must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR which contains the terms of their ADSs. Investors can read a copy of the deposit agreement which was filed as an exhibit to the registration statement on Form F-1 we filed on July 12, 2001. Investors may also obtain a copy of the deposit agreement at the Public Reference Room of the United States Securities and Exchange Commission (the “SEC”) which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash

The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution if this is practicable and can be done in a reasonable manner. The depositary will attempt to distribute this cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares

In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. The depositary will sell any shares which would result in fractional ADSs and distribute the net proceeds to the ADR holders entitled to them.

Rights to Receive Additional Shares

In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish that evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

•	sell the rights, if practicable, and distribute the net proceeds as cash, or

•	allow the rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions

In the case of a distribution of securities or property other than those described above, the depositary may either:

•	distribute such securities or property in any manner it deems equitable and practicable,

•

to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash, or

•	hold the distributed property, in which case the ADSs will also represent the distributed property.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain those items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

We cannot assure you that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

The depositary issues ADSs upon the deposit of shares or evidence of rights to receive shares with the custodian.

Except for shares that we deposit, no shares may be deposited by persons located in India, residents of India or for, or on the account of, such persons. Under current Indian laws and regulations, the depositary cannot accept deposits of outstanding shares and issue ADRs evidencing ADSs representing such shares without prior approval of the government of India. However, an investor who surrenders an ADS and withdraws shares may be permitted to redeposit those shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding shares purchased by a non-resident of India on the local stock exchange and issue ADSs representing those shares. However, in each case, the number of shares redeposited or deposited cannot exceed the number represented by ADSs converted into underlying shares.

Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. Only the following may be deposited with the depositary or custodian:

•	shares issued as a free distribution in respect of deposited securities;

•	shares subscribed for or acquired by holders from us through the exercise of rights distributed by us to such persons in respect of shares; and

•	securities issued by us as a result of any change in par value, subdivision, consolidation and other reclassification of deposited securities or otherwise.

We will inform the depositary if any of the shares permitted to be deposited do not rank pari passu with the shares issued in any offering and the depositary will arrange for the ADSs issuable with respect to such shares to be differentiated from those issued in such offering until such time as they rank pari passu with the shares issued in such offering.

The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.

When you turn in your ADRs at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares in dematerialized form, for which the ADS holder will be required to open an account with a depositary participant of the National Securities Depositary Limited or Central Depositary Services (India) Limited to hold and sell the shares in dematerialized form upon payment of customary fees and expenses. See “Description of Equity Shares—Transfer of Shares.”

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

Investors who hold ADRs have no voting rights with respect to the deposited equity shares. The depositary will abstain from exercising the voting rights of the deposited equity shares. Recently, the RBI examined the matter relating to the exercise of voting rights by the depositary and issued a circular dated February 5, 2007 pursuant to which we furnished to the RBI a copy of our agreement with the depository. We have given an undertaking to the RBI stating that we will not give cognizance to voting by the depositary if the vote given by the depositary is in contravention of its agreement with us and that we or the depositary will not bring about any change in our depository agreement without the prior approval of the RBI.

Equity shares which have been withdrawn from the depositary facility and transferred on our register of shareholders to a person other than the depositary or its nominee may be voted by that person. However, such shareholders may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the underlying shares and vote at such meetings.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled to receive a dividend, distribution or rights, subject to the provisions of the deposit agreement.

Reports and Other Communications

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and the depositary or the custodian actually receives those written communications, the depositary will mail copies of them, or, at its option, summaries of them to ADR holders.

Fees and Expenses

The depositary will charge ADR holders a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered. The depositary may also charge ADR holders or persons depositing shares:

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars. The fees described above may be amended from time to time.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may

•	deduct the amount thereof from any cash distributions, or

•	sell deposited securities and deduct the amount owing from the net proceeds of such sale.

In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled to them.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	take no action.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without the consent of ADR holders for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being notified of these changes, the ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair an ADR holder’s right to surrender its ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADS to be amended, we and the depositary may make the necessary amendments, which could take effect before an ADR holder receives notice thereof.

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making those sales, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

a change in law or regulation governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

From time to time we may request ADR holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to you and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

We may restrict transfers of the shares where any such transfer might result in ownership of shares in contravention of, or exceeding the limits under, the governmental approval which we receive from the Indian government in connection with any offering, applicable law or our organizational documents. We also may instruct ADR holders that we are restricting the transfers of ADSs where such transfer may result in the total number of shares represented by the ADSs beneficially owned by ADR holders contravening or exceeding the limits under the applicable law or our organizational documents. We reserve the right to instruct ADR holders to deliver their ADSs for cancellation and withdrawal of the shares underlying such ADSs.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if we or the depositary decide it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. ADR holders may inspect the depositary’s designated records at such office during regular business hours.

The depositary will maintain facilities to record and process the registration, registration of transfer, combination and split of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs; and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

The Depositary

JPMorgan Chase Bank, N.A., a national banking association organized under the laws of the United States, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

DIVIDEND POLICY

We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share				Total amount of dividends paid (1)
					(in millions)
Relating to Fiscal Year
2003	Rs.	3.00	US	$0.070	Rs.	850.5	US$	19.7
2004		3.50		0.081		1,000.5		23.2
2005		4.50		0.104		1,400.7		32.5
2006		5.50		0.128		1,725.3		40.0
2007		7.00		0.162		2,235.7		51.9

(1)	Includes dividends paid on shares held by the Employees Welfare Trust.

Our dividends are generally declared and paid in the fiscal year following the year as to which they relate. Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months at the end of each fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors.

Effective April 1, 2007, we pay a 15.0% direct tax in respect of dividends paid by us. In addition, we pay a 10.0% surcharge on 15.0% direct tax and a 3.0% add-on tax on such 15.0% direct tax including surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied, and in fiscal 2003, tax on dividend was payable by shareholders.

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

For a description of regulation of dividends, see “Supervision and Regulation—Requirements of the Banking Regulation Act—Restrictions on Payment of Dividends.”

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2005, 2006 and 2007 and the selected balance sheet data as of March 31, 2006 and 2007 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2003, March 31, 2004, March 31, 2005 and selected income data for the years ended March 31, 2003 and March 31, 2004 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2007 have been translated into U.S. dollars at the rate on such date of Rs.43.10 per US$1.00.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31
	2003		2004		2005		2006		2007		2007
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	19,424.8	Rs.	24,591.5	Rs.	29,209.4	Rs.	43,528.0	Rs.	70,061.6	US$	1,625.3
Interest expense		11,779.2		11,983.1		13,223.7		19,621.8		33,145.1		769.1

Net interest revenue		7,645.6		12,608.4		15,985.7		23,906.2		36,916.5		856.2
Provisions for credit losses, net		741.5		2,343.4		3,048.2		5,032.0		8,250.3		191.4

Net interest revenue after provisions for credit losses		6,904.1		10,265.0		12,937.5		18,874.2		28,666.2		664.8
Non-interest revenue, net		4,397.3		4,697.6		8,211.5		12,147.9		14,999.7		348.1

Net revenue		11,301.4		14,962.6		21,149.0		31,022.1		43,665.9		1,012.9
Non-interest expense		6,057.9		8,369.3		11,413.9		17,846.8		27,426.1		636.2

Income before income tax expense		5,243.5		6,593.3		9,735.1		13,175.3		16,239.8		376.7
Income tax expense		1,729.7		1,838.8		3,125.4		3,965.7		5,142.9		119.3

Net income before minority interest		3,513.8		4,754.5		6,609.7		9,209.6		11,096.9		257.4
Minority interest		—		—		—		22.5		57.2		1.3

Net income	Rs.	3,513.8	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,187.1	Rs.	11,039.7	US$	256.1

Per equity share data:
Earnings per equity share, basic	Rs.	12.57	Rs.	16.87	Rs.	22.78	Rs.	29.45	Rs.	35.10	US$	0.81
Earnings per equity share, diluted		12.51		16.70		22.60		29.08		34.60		0.80
Dividends per share		3.00		3.50		4.50		5.50		7.00		0.16
Book value (1)		93.36		110.36		159.22		176.49		205.10		4.76

Equity share data:
Equity shares outstanding at end of period		279.7		282.8		309.9		313.1		319.4		319.4
Weighted average equity shares outstanding — basic		279.6		281.9		290.1		311.9		314.6		314.6
Weighted average equity shares outstanding — diluted		281.4		284.7		292.5		315.9		319.1		319.1
ADS data (where 1 ADS represents 3 shares):
Earnings per ADS — basic		37.71		50.61		68.34		88.36		105.30		2.44
Earnings per ADS — diluted		37.53		50.10		67.80		87.24		103.80		2.41

	As of March 31
	2003		2004		2005		2006		2007		2007
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	23,944.9	Rs.	33,010.4	Rs.	37,575.8	Rs.	61,194.3	Rs.	80,546.4	US$	1,868.8
Term placements (2)		7,747.4		3,565.2		8,699.6		10,243.7		12,815.8		297.4
Loans, net of allowance		118,299.9		177,681.1		256,486.9		395,274.3		536,730.9		12,453.2
Investments:
Investments held for trading		3,976.1		6,233.8		1,278.5		2,945.6		4,284.1		99.4
Investments available for sale		98,929.2		133,274.6		204,292.8		273,457.0		304,241.1		7,059.0
Investments held to maturity (3)		38,426.7		36,368.4		—		—		—		—
Total		141,332.0		175,876.8		205,571.3		276,402.6		308,525.2		7,158.4
Total assets	Rs.	311,840.7	Rs.	426,835.6	Rs.	535,544.2	Rs.	790,969.4	Rs.	1,013,185.9	US$	23,507.7
Long-term debt		2,116.0		6,086.0		5,028.1		17,899.9		33,601.5		779.6
Short-term borrowings		21,579.6		24,064.2		62,079.1		74,805.4		95,472.4		2,215.1
Total deposits		223,760.0		304,062.0		363,542.5		557,305.4		682,348.0		15,831.7
Of which:
Interest-bearing deposits		174,250.4		215,710.8		257,237.9		410,181.2		484,542.9		11,242.3
Non-interest bearing deposits		49,509.6		88,351.2		106,304.6		147,124.2		197,805.1		4,589.4
Total liabilities		285,727.6		395,619.8		486,206.2		735,476.6		947,356.2		21,980.3
Minority interest		—		—		—		225.3		321.6		7.5
Total Shareholders’ equity		26,113.1		31,215.8		49,338.0		55,267.5		65,508.1		1,519.9
Total liabilities and shareholders’ equity	Rs.	311,840.7	Rs.	426,835.6	Rs.	535,544.2	Rs.	790,969.4	Rs.	1,013,185.9	US$	23,507.7

	Year ended March 31
	2003		2004		2005		2006		2007		2007
	(in millions)
Period average (4)
Interest-earning assets	Rs.	230,451.9	Rs.	327,523.4	Rs.	424,620.1	Rs.	589,311.1	Rs.	841,352.1	US$	19,520.9
Loans, net of allowance		82,461.2		136,527.4		204,919.0		323,709.9		467,362.5		10,843.7
Total assets		257,020.8		357,123.8		448,029.6		621,249.5		885,171.5		20,537.6

Interest-bearing deposits		157,955.4		200,904.4		250,310.9		338,085.5		491,948.4		11,411.1
Non-interest bearing deposits		28,892.3		61,803.3		92,382.6		125,616.3		170,468.2		3,955.1
Total deposits		186,847.7		262,707.7		342,693.5		463,701.8		662,416.6		15,369.3

Interest-bearing liabilities		175,598.6		236,551.0		298,276.8		419,000.5		594,152.0		13,783.2
Long-term debt		2,280.3		2,605.9		5,371.3		6,669.7		26,812.5		622.1
Short-term borrowings		15,362.9		33,040.7		42,594.6		74,245.3		75,391.1		1,749.2
Total liabilities		232,933.8		328,458.9		407,265.5		572,893.7		826,187.9		19,169.1

Shareholders’ equity		24,087.0		28,664.9		40,764.1		48,355.8		58,983.6		1,368.5

	As of or for the year ended March 31
	2003	2004	2005	2006	2007
	(in percentage)
Profitability:
Net income (after minority interest) as a percentage of:
Average total assets	1.4	1.3	1.5	1.5	1.2
Average shareholders’ equity	14.6	16.6	16.2	19.0	18.7
Dividend payout ratio (5)	24.2	21.0	21.2	18.7	20.3
Spread(6)	2.7	3.5	3.5	3.8	4.0
Net interest margin (7)	3.3	3.8	3.8	4.1	4.4
Cost-to-net revenue ratio (8)	53.6	55.9	54.0	57.5	62.8
Cost-to-average assets ratio (9)	2.4	2.3	2.5	2.9	3.1
Capital:
Total capital adequacy ratio (10)	11.12	11.66	12.16	11.41	13.08
Tier 1 capital adequacy ratio (10)	9.49	8.03	9.60	8.55	8.57
Tier 2 capital adequacy ratio (10)	1.63	3.63	2.56	2.86	4.51
Average shareholders’ equity as a percentage of average total assets	9.4	8.0	9.1	7.8	6.7
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets (11)	1.6	1.6	1.5	1.2	1.2
Net non-performing customer assets as a percentage of net customer assets (11)	0.5	0.2	0.2	0.4	0.4
Total allowance for credit losses as a percentage of gross non-performing credit assets	78.8	116.8	133.2	118.2	128.1

1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.
2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
3)	During fiscal 2005 we transferred certain securities classified as “held to maturity” to the “available for sale” category for reasons not permitted under U.S. GAAP. As a result we were required to transfer all remaining securities to the “available for sale” category and we are prevented from establishing a “held to maturity” portfolio until after March 31, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
4)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.
5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends of each year are typically paid in the following fiscal year. See “Dividend Policy.”
6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.
8)	Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.
9)	Represents the ratio of non-interest expense to average total assets.
10)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the RBI, based on the financial statements prepared in accordance with the Indian GAAP. See “Supervision and Regulation.”
11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31
	2005					2006					2007
	Average Balance		Interest revenue/ expense		Average yield/ cost	Average Balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average Yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	30,541.2	Rs.	835.9	2.7%	Rs.	36,720.2	Rs.	860.2	2.3%	Rs.	65,221.9	Rs.	1,891.1	2.9%
Term placements		6,132.4		398.6	6.5		9,471.6		648.8	6.9		10,993.8		790.8	7.2
Investments available for sale:
Tax free(1)		19,486.5		926.9	4.8		10,856.0		598.4	5.5		14,920.8		1,109.3	7.4
Taxable		151,689.8		9,678.8	6.4		205,220.9		12,371.2	6.0		264,519.6		18,298.7	6.9
Investments held to maturity		10,001.0		793.4	7.9		—		—	—		—		—	—
Investments held for trading		1,850.2		144.4	7.8		3,332.4		195.6	5.9		18,333.5		1,148.2	6.3
Loans, net:
Retail loans		94,398.6		8,304.8	8.8		157,272.2		14,864.4	9.5		250,818.9		29,662.0	11.8
Wholesale loans		110,520.4		8,126.6	7.4		166,437.7		13,989.4	8.4		216,543.6		17,161.5	7.9

Total interest-earning assets:	Rs.	424,620.1	Rs.	29,209.4	6.9%	Rs.	589,311.0	Rs.	43,528.0	7.4%	Rs.	841,352.1	Rs.	70,061.6	8.3%

Non-interest-earning assets:
Cash		2,732.5					5,116.5					4,854.2
Property and equipment		6,251.2					7,416.5					9,556.1
Other assets		14,425.8					19,405.5					29,409.1

Total non-interest earning assets		23,409.5					31,938.5					43,819.4

Total assets	Rs.	448,029.6	Rs.	29,209.4	6.5%	Rs.	621,249.5	Rs.	43,528.0	7.0%	Rs.	885,171.5	Rs.	70,061.6	7.9%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	97,026.4	Rs.	2,539.2	2.6%	Rs.	138,850.4	Rs.	3,731.6	2.7%	Rs.	178,310.4	Rs.	4,772.3	2.7%
Time deposits		153,284.5		8,534.9	5.6		199,235.1		11,858.5	6.0		313,638.0		21,403.6	6.8
Short-term borrowings(2)		42,594.6		1,759.4	4.1		74,245.3		3,469.7	4.7		75,391.1		4,804.4	6.4
Long-term debt		5,371.3		390.2	7.3		6,669.7		562.0	8.4		26,812.5		2,164.8	8.1

Total interest-bearing liabilities	Rs.	298,276.8	Rs.	13,223.7	4.4%	Rs.	419,000.5	Rs.	19,621.8	4.7%	Rs.	594,152.0	Rs.	33,145.1	5.6%

Non-interest-bearing liabilities:
Non-interest-bearing deposits (3)		92,382.6					125,616.3					170,468.2
Other liabilities		16,606.1					28,276.9					61,567.7
Total non-interest-bearing liabilities		108,988.7					153,893.3					232,035.9

Total liabilities	Rs.	407,265.5	Rs.	13,223.7	3.2%	Rs.	572,893.7	Rs.	19,621.8	3.4%	Rs.	826,187.9	Rs.	33,145.1	4.0%

Shareholders’ equity		40,764.1					48,355.8					58,983.6

Total liabilities and shareholders’ equity	Rs.	448,029.6	Rs.	13,223.7	3.0%	Rs.	621,249.5	Rs.	19,621.8	3.2%	Rs.	885,171.5	Rs.	33,145.1	3.7%

1)	Yields on tax free securities are not on a tax equivalent basis.
2)	Includes securities sold under repurchase agreements.
3)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and changes in average rates.

	Fiscal 2006 vs. Fiscal 2005						Fiscal 2007 vs. Fiscal 2006
	Increase (decrease)(1) due to						Increase (decrease)(1) due to
	Net Change		Change in average volume		Change in Average rate		Net change		Change In Average Volume		Change in Average rate
	(in millions)
Interest revenue:
Cash equivalents	Rs.	24.3	Rs.	169.1	Rs	(144.8)		Rs.1,030.9	Rs.	667.7	Rs.	363.2
Term placements		250.2		217.1		33.1		142.0		104.3		37.7
Investments available for sale:
Tax free		(328.5)		(410.5)		82.0		510.9		224.0		286.9
Taxable		2,692.5		3,415.6		(723.1)		5,927.5		3,574.7		2,352.8
Investments held to maturity		(793.4)		(793.4)		—		—		—		—
Investments held for trading		51.2		115.7		(64.5)		952.6		880.5		72.1
Loans, net:
Retail loans		6,559.6		5,531.4		1,028.2		14,797.6		8,841.5		5,956.1
Wholesale loans		5,862.8		4,111.6		1,751.2		3,172.1		4,211.5		(1,039.4)

Total interest-earning assets	Rs.	14,318.7	Rs.	12,356.6	Rs.	1,962.1	Rs.	26,533.6	Rs.	18,504.2	Rs.	8,029.3

Interest expense:
Savings account deposits	Rs.	1,192.4		Rs.1,094.5	Rs.	97.9	Rs.	1,040.7	Rs.	1,060.5	Rs.	(19.8)
Time deposits		3,323.6		2,558.5		765.1		9,545.1		6,809.3		2,745.8
Short-term borrowings		1,710.3		1,307.4		402.9		1,306.7		86.6		1,220.1
Long-term debt		171.8		94.3		77.5		1,630.8		1,415.2		215.6

Total interest-bearing liabilities	Rs.	6,398.1	Rs.	5,054.7	Rs.	1,343.4	Rs.	13,523.3	Rs.	9,371.6	Rs.	4,151.7

Net interest revenue	Rs.	7,920.6	Rs.	7,301.9	Rs.	618.7	Rs.	13,010.3	Rs.	9,132.6	Rs.	3,877.6

1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31
	2005		2006		2007
	(in millions, except percentages)
Interest revenue	Rs.	29,209.4	Rs.	43,528.0	Rs.	70,061.6
Average interest-earning assets		424,620.1		589,311.0		841,352.1
Interest expense		13,223.7		19,621.8		33,145.1
Average interest-bearing liabilities		298,276.8		419,000.5		594,152.0
Average total assets		448,029.6		621,249.5		885,171.5
Average interest-earning assets as a percentage of average total assets		94.8%		94.9%		95.0%
Average interest-bearing liabilities as a percentage of average total assets.		66.6%		67.4%		67.1%
Average interest-earning assets as a percentage of average interest-bearing liabilities		142.4%		140.6%		141.6%
Yield		6.9%		7.4%		8.3%
Cost of funds (1)		3.2%		3.4%		4.0%
Spread (2)		3.5%		3.8%		4.0%
Net interest margin (3)		3.8%		4.1%		4.4%

1)	Excludes shareholders’ equity.
2)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
3)	Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

Returns on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31
	2005		2006		2007
	(in millions, except percentages)
Net income	Rs.	6,609.7	Rs.	9,187.1	Rs.	11,039.7
Average total assets		448,029.6		621,249.5		885,171.5
Average shareholders’ equity		40,764.1		48,355.8		58,983.6
Net income as a percentage of average total assets		1.5%		1.5%		1.2%
Net income as a percentage of average shareholders’ equity		16.2%		19.0%		18.7%
Average shareholders’ equity as a percentage of average total assets.		9.1%		7.8%		6.7%
Dividend payout-ratio		21.2%		18.8%		20.3%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31
	2005				2006				2007
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized Loss	Fair Value
	(in millions)
Government securities	Rs.111,482.3	Rs.1,017.4	Rs.672.2	Rs.111,827.5	Rs.189,660.3	Rs.405.2	Rs.1,957.1	Rs.188,108.4	Rs.234,524.4	Rs.319.8	Rs.5,202.3	Rs.229,641.9
Other debt securities	39,320.6	1,171.1	181.1	40,310.6	37,862.8	282.4	496.9	37,648.3	37,876.1	125.5	637.5	37,364.1

Total debt securities	150,802.9	2,188.5	853.3	152,138.1	227,523.1	687.6	2,454.0	225,756.7	272,400.5	445.3	5,839.8	267,006.0

Non-debt securities	51,930.2	506.3	281.8	52,154.7	47,959.8	186.1	445.6	47,700.3	37,350.3	240.1	355.3	37,235.1

Total	Rs.202,733.1	Rs.2,694.8	Rs.1,135.1	Rs.204,292.8	Rs.275,482.9	Rs.873.7	Rs.2,899.6	Rs.273,457.0	Rs.309,750.8	Rs.685.4	Rs.6,195.1	Rs.304,241.1

Held to Maturity Investments

As of March 31, 2005, March 31, 2006 and March 31, 2007, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31
	2005								2006								2007
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair Value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized Cost		Gross unrealized gain		Gross Unrealized loss		Fair Value
	(in millions)
Government Securities	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6	Rs.	1,639.3	Rs.	3.5	Rs.	5.0		1,637.8
Other debt Securities		—		—		—		—		—		—		—		—		—		—		—		—

Total debt Securities	Rs.	1,278.5		—		—	Rs.	1,278.5	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6	Rs.	1,639.3	Rs.	3.5	Rs.	5.0	Rs.	1,637.8

Non-debt Securities		—		—		—		—		—		—		—		—		2,644.2		2.5		0.4		2,646.3

Total	Rs.	1,278.5	Rs.	—	Rs.	—	Rs.	1,278.5	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs	2,945.6	Rs.	4,283.5	Rs.	6.0	Rs.	5.4	Rs	4,284.1

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available for sale securities and their market yields.

	At March 31, 2007
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	14,361.2	7.3%	Rs.	132,593.6	7.9%	Rs.	67,063.0	7.4%	Rs.	15,624.1	8.1%
Other debt securities		5,397.4	10.1		26,333.8	9.4		2,046.5	9.4		3,586.4	9.8

Total debt securities, fair value	Rs.	19,758.6	8.1%	Rs.	158,927.4	8.2%	Rs.	69,109.5	7.4%	Rs.	19,210.5	8.5%

Total amortized cost	Rs.	19,807.2		Rs.	162,252.0		Rs.	70,309.7		Rs.	20,031.6

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 62.3% and 64.2% of total deposits as of March 31, 2006 and March 31, 2007, respectively. Wholesale banking deposits represented 37.7% and 35.8% of total deposits as of March 31, 2006 and March 31, 2007, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of daily balance for the relevant period) of savings deposits was 2.6% in fiscal 2005, 2.7% in fiscal 2006 and 2.7% in fiscal 2007. The average cost of time deposits was 5.6% in fiscal 2005, 6.0% in fiscal 2006 and 6.8% in fiscal 2007. The average deposits for the periods set forth are as follows:

	Year ended March 31
	2005			2006			2007
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits (1)	Rs.	92,382.6	27.0%	Rs.	125,616.3	27.1%	Rs.	170,468.2	25.7%
Savings deposits		97,026.4	28.3		138,850.4	29.9		178,310.4	26.9
Time deposits		153,284.5	44.7		199,235.1	43.0		313,638.0	47.4

Total	Rs.	342,693.5	100.0%	Rs.	463,701.8	100.0%	Rs.	662,416.6	100.0%

(1)	Includes current accounts and cash floats from transactional services.

As of March 31, 2007, individual time deposits in excess of Rs.0.1 million had a balance to maturity profile as follows:

	At March 31, 2007
	Up to 3 Months		3 to 6 months		6 to 12 Months		More than 1 Year
	(in millions)
Balance to maturity for deposits exceeding Rs.0.1 million each	Rs.	105,791.0	Rs.	48,603.4	Rs.	68,326.8	Rs.	32,502.5

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings exclude deposits and securities sold under repurchase agreements.

	Years ended March 31
	2005	2006		2007
	(in millions, except percentages)
Period end	Rs.62,079.1	Rs.	74,805.4	Rs.95,472.4
Average balance during the period	Rs.42,594.6	Rs.	73,569.3	Rs.75,391.1
Maximum outstanding	Rs.62,079.1	Rs.	100,008.2	Rs.119,978.6
Average interest rate during the period (1)	4.1%		4.8%	6.4%
Average interest rate at period end(2)	4.3%		6.4%	9.9%

1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2005, 2006 and 2007.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2007 are Rs.20.12 billion (previous year: Rs.17.02 billion), Rs.10.70 billion (previous year: Rs. Nil), and Rs.2.0 billion (previous year: Rs. Nil) respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate	Year of call	Step-up rate	Outstanding amount (Rupees in billions)
					%		(%)
Lower Tier 2	INR	2003-04	2013-14	9.3	5.90	—	—	3.95
Lower Tier 2	INR	2003-04	2016-17	12.3	6.00	—	—	0.05
Lower Tier 2	INR	2005-06	2015-16	9.5	7.50	—	—	4.14
Lower Tier 2	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier 2	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier 2	INR	2005-06	2015-16	9.9	8.60	—	—	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Upper Tier 2	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	9.10	—	—	2.41
Upper Tier 2	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Perpetual Debt	INR	2006-07	—	—	9.92	2016-17	10.92	2.00
Upper Tier 2	INR	2006-07	2021-22	15.0	8.95	2016-17	9.70	0.36
Upper Tier 2	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	LIBOR+2.2	4.35

The Upper Tier 2 U.S. dollar debt depicted in the table above is for an amount of US$ 100 million raised during the year carrying an interest rate of Libor + 1.20%. In the table above the rupee equivalent is based on the currency rate as on March 31, 2007. We have a right to redeem certain of the issuances as noted above under “year of call.” If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2007(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	Rs.34,266.1	Rs.5,030.0	Rs.2,403.2	Rs.3,205.5	Rs.44,904.8	Rs.31,162.1	Rs.2,921.5	Rs.1,558.0	Rs.80,546.4
Term placements	0.0	200.0	545.1	9,201.9	9,947.0	271.0	963.1	1,634.7	12,815.8
Investments held for trading(4)	4,169.5	114.6	0.0	0.0	4,284.1	0.0	0.0	0.0	4,284.1
Investments available for sale(5)(6)	42,197.5	19,306.0	13,573.6	29,961.8	105,038.9	161,257.5	19,848.6	18,096.1	304,2 41.1
Securities purchased under agreement	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
to resell					0.0				0.0
Loans, net(7)(8)	58,089.9	64,547.0	44,915.4	78,612.5	246,164.8	224,272.3	35,032.2	31,261.6	536,7 30.9
Accrued interest receivable	15,742.9	0.0	0.0	0.0	15,742.9	0.0	0.0	0.0	15,742.9
Other assets	48,427.1	0.0	0.0	0.0	48,427.1	0.0	0.0	0.0	48,427.1

Total financial assets	202,893.0	89,197.6	61,437.3	120,981.7	474,509.6	416,962.9	58,765.4	52,550.4	1,002,788.3

Deposits(9)(10)	98,479.8	43,772.2	36,562.2	41,427.3	220,241.5	404,308.5	38,114.3	19,683.7	6 82,348.0
Debt(11)	46,083.4	45,039.2	4,725.7	50.0	95,898.3	46.9	302.7	32,826.0	129,073.9
Securities Sold under repurchase agreements	10,500.0	0.0	0.0	0.0	10,500.0	0.0	0.0	0.0	10,500.0
Other Liabilities(12)	70,020.5	11,621.0	0.0	0.0	81,641.5	43,792.8	0.0	0.0	125,434.3

Total financial liabilities	225,083.7	100,432.4	41,287.9	41,477.3	408,281.3	448,148.2	38,417.0	52,509.7	947 ,356.2

Asset/Liability Gap	(22,190.7)	(11,234.8)	20,149.4	79,504.4	66,228.3	(31,185.3)	20,348.4	40.7	55,432.1

Cumulative gap	(22,190.7)	(33,425.5)	(13,276.1)	66,228.3	66,228.3	35,043.0	55,391.4	55,432.1	55,4 32.1

Cumulative gap as a percentage of total financial assets	(10.9)%	(11.4)%	(3.8)%	14.0%	14.0%	3.9%	5.8%	5.5%	5.5%

1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
2)	Cash on hand is classified in the “0-28” days category.
3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances to the applicable maturity categories on a basis proportionate to the classification of related deposits.
4)	Securities in the trading book are classified based on the expected time of realization for such investments.
5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
6)	Shares and units of open ended mutual funds in the available for sale investment portfolio are classified in the “greater than five years” category.
7)	Includes net non-performing loans which are classified in the “greater than five years” category.
8)	Ambiguous maturity overdrafts are classified under various maturity categories based on historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
9)	Non-maturity deposits are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
10)	Time deposits are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals.
11)	Includes short-term borrowings and long-term debt.
12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.

For	further information on how we manage our asset liability risk, see “Business — Market Risk.”

Loan Portfolio and Credit Substitutes

As of March 31, 2007 our gross loan portfolio was Rs.544.7 billion and represented approximately 5.3 million contracts outstanding. As of that date, our gross credit substitutes outstanding were Rs.6.8 billion and represented approximately 20 credit substitutes outstanding. Almost all of our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business — Retail Banking — Retail Loan Products” and “Business — Wholesale Banking — Commercial Banking Products — Commercial Loan Products and Credit Substitutes.”

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31
	2003		2004		2005		2006		2007
	(in millions)
Retail loans	Rs.	34,414.2	Rs.	73,251.6	Rs.	112,666.0	Rs.	229,301.4	Rs.	318,606.1
Wholesale loans		85,752.4		107,923.8		149,259.4		171,626.2		226,139.3

Gross loans	Rs.	120,166.6	Rs.	181,175.4	Rs.	261,925.4	Rs.	400,927.6	Rs.	544,745.4

Credit substitutes (at fair value)		30,255.5		17,041.5		13,880.9		9,751.3		6,759.0

Gross loans plus credit substitutes	Rs.	150,422.1	Rs.	198,216.9	Rs.	275,806.3	Rs.	410,678.9	Rs.	551,504.4

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes (at fair value):

	At March 31, 2007
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	127,572.3		181,021.0		10,012.8
Wholesale loans		125,046.4		76,262.4		24,830.5

Gross loans	Rs.	252,618.7	Rs.	257,283.4	Rs.	34,843.3

Credit Substitutes		1,393.5		5,097.7		267.8
Gross Loans plus credit substitutes	Rs.	254,012.2	Rs.	262,381.1	Rs.	35,111.1

	At March 31, 2007
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	13,158.5	Rs.	125,964.8	Rs.	14,294.9
Fixed rates		239,460.2		131,318.6		20,548.4

Gross loans	Rs.	252,618.7	Rs.	257,283.4	Rs.	34,843.3

Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		1,393.5		5,097.7		267.8

Gross credit substitutes	Rs.	1,393.5	Rs.	5,097.7	Rs.	267.8

Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	13,158.5	Rs.	125,964.8	Rs.	14,294.9
Fixed rates		240,853.7		136,416.3		20,816.2

Gross loans and credit substitutes	Rs.	254,012.2	Rs.	262,381.1	Rs.	35,111.1

Concentration of Loans and Credit Substitutes

Pursuant to the guidelines of the RBI, our exposure to individual borrowers is limited to 15% of our capital funds (as defined by RBI and calculated under Indian GAAP), and to 40% of our capital funds to a group of companies under the same management. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10% in respect of group borrowers. We may, in exceptional circumstances, with the approval of our board of directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. See “Supervision and Regulation — Credit Exposure Limits.” During fiscal 2007, our credit exposures to single borrowers and group borrowers were within the limits prescribed by the RBI.

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

	At March 31
	2003			2004			2005			2006			2007
	(in millions, except percentages)
Land transport	Rs.	5,202.9	3.5%	Rs.	15,396.2	7.8%	Rs.	29,860.5	10.8%	Rs.	36,841.6	9.0%	Rs.	61,407.3	11.1%
Activities allied to agriculture		216.5	0.1		2,778.4	1.4		4,501.9	1.6		11,559.7	2.8		27,237.3	4.9
Trade		6,160.1	4.1		8,049.6	4.1		12,781.8	4.6		14,396.8	3.5		26,404.9	4.8
Automotive manufacturers		13,393.2	8.9		19,370.2	9.8		26,100.0	9.5		41,008.3	10.0		26,165.0	4.7
Food Processing		5,216.3	3.5		6,973.0	3.5		4,415.3	1.6		5,344.1	1.3		13,586.0	2.5
Engineering		3,846.1	2.6		6,631.0	3.3		4,862.3	1.8		10,963.5	2.7		13,010.8	2.4
Fertilizers		5,797.9	3.9		2,394.2	1.2		3,684.4	1.3		6,064.9	1.5		12,284.8	2.2
Others (including unclassified retail)		110,589.1	73.4		136,624.3	68.9		189,600.1	68.8		284,500.0	69.2		371,408.3	67.4

Total	Rs.	150,422.1	100.0%	Rs.	198,216.9	100.0%	Rs.	275,806.3	100.0%	Rs.	410,678.9	100.0%	Rs.	551,504.4	100.0%

As of March 31, 2007, our 10 largest exposures totaled approximately Rs.65.81 billion and represented 77.0% of our capital funds as per RBI guidelines based on Indian GAAP figures. The largest group of companies under the same management control accounted for 23.0% of our capital funds as on March 31, 2007 as per Indian GAAP.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their net bank credit to certain sectors called “priority sectors.” Priority sectors include small-scale industries, agricultural and agriculture based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI. See “Supervision and Regulation.”

We are required to comply with the priority sector lending requirements as of the last reporting Friday of each fiscal year, a date specified by the RBI for reporting. Apart from our loans to the sectors outlined above, we may invest in bonds of specified institutions and mortgage-backed securitized paper to meet our mandated lending requirements. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. With a view to rationalizing the banks’ investments under priority sector lending and encouraging banks to increasingly lend directly to the farmers/other priority sector borrowers, the RBI has stipulated that effective fiscal 2007, fresh investments by banks in specified institutions shall not be eligible for classification under priority sector lending.

The RBI has issued revised guidelines to be followed by banks with effect from April 1, 2007. See “Supervision and Regulation” for further details.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	At March 31
	2003	2004	2005	2006	2007
	(in millions)
Directed lending:
Agriculture	Rs.8,858.8	Rs.13,220.2	Rs.20,641.5	Rs.42,747.0	Rs.70,712.7
Small scale industries	2,949.6	4,370.6	4,013.2	6,968.9	19,229.9
Other	2,372.6	7,633.3	32,519.8	59,468.8	87,738.6

Total directed lending	Rs.14,181.0	Rs.25,224.1	Rs.57,174.5	Rs.109,184.7	Rs.177,681.2

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

The Indian economy has expanded steadily during the past three years with GDP growth of 8.5% in fiscal 2005, 9.0% in fiscal 2006 and is estimated at 9.2% in fiscal 2007. Since 1991, the government of India has pursued a policy of gradual liberalization and deregulation. Indian corporations have had to respond to these pressures through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, unprofitable manufacturing facilities have existed, such as the iron and steel and textiles industries. This led to a decline in the operating performance of some Indian corporations and the impairment of related loan assets in the financial system, including some of our assets. The decline in certain sectors of the Indian economy has been offset by growth in segments such as financial services and information technology.

As of March 31, 2007, our gross non-performing loans as a percentage of gross loan assets was 1.1% and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets was 0.4%. We have made total valuation allowances for 128.1% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.3% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31
	2003		2004		2005		2006		2007
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	74.9	Rs.	403.5	Rs.	1,663.3	Rs.	3,193.5	Rs.	4,785.7
Wholesale loans		2,292.7		2,589.1		2,420.9		1,590.0		1,469.9

Gross non-performing loans	Rs.	2,367.6	Rs.	2,992.6	Rs.	4,084.2	Rs.	4,783.5	Rs.	6,255.6

Specific valuation allowances	Rs.	1,684.3	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2
Unallocated valuation allowances		182.4		771.6		1,945.7		2,448.7		3,790.3
Non-performing loans net of specific valuation allowance		683.3		269.9		591.4		1,578.9		2,031.4
Gross loan assets		120,166.6		181,175.4		261,925.4		400,927.6		544,745.4
Net loan assets	Rs.	118,229.9	Rs.	177,681.1	Rs.	256,486.9	Rs.	395,274.3	Rs.	536,730.9
Gross non-performing loans as a percentage of gross loans		2.0%		1.7%		1.6%		1.2%		1.1%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.6%		0.2%		0.2%		0.4%		0.4%
Specific valuation allowance as a percentage of gross non-performing loans		71.1%		91.0%		85.5%		67.0%		67.5%
Total valuation allowance as a percentage of gross non-performing loans		78.8%		116.8%		133.2%		118.2%		128.1%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired.

We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us.

We have analyzed our gross loans into their performance status as follows:

	At March 31
	2003		2004		2005		2006		2007
	(in millions)
Performing	Rs.	117,799.0	Rs.	178,182.8	Rs.	257,841.2	Rs.	396,144.1	Rs.	538,489.8
Non-performing or impaired:
On accrual status		51.9		—		—		—		—
On non-accrual status		2,315.7		2,992.6		4,084.2		4,783.5		6,255.6
Total non-performing or impaired		2,367.6		2,992.6		4,084.2		4,783.5		6,255.6

Total	Rs.	120,166.6	Rs.	181,175.4	Rs.	261,925.4	Rs.	400,927.6	Rs.	544,745.4

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

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors — We have high concentrations of customer exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected.”

	2003					2004					2005					2006					2007
	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(Rupees in millions, except percentages)
Textiles	Rs.	698.5	Rs.	372.0	53.3	Rs.	1,327.6	Rs.	356.2	26.8	Rs.	3,483.9	Rs.	303.4	8.7	Rs.	6,291.4	Rs.	313.7	5.0	Rs.	6,851.7	Rs.	219.8	3.2
Automobiles		12,096.3		642.9	5.3		18,541.1		653.7	3.5		25,667.6		913.3	3.6		40,970.3		954.4	2.3		26,165.0		642.9	2.5
Retail advances not otherwise classified		28,848.6		74.9	0.3		63,207.8		382.1	0.6		103,681.2		1,134.5	1.1		175,780.1		2,534.1	1.4		265,649.8		4,520.7	1.7
Engineering		2,581.3		56.1	2.2		6,050.0		56.1	0.9		4,862.3		56.1	1.2		10,659.7		56.0	0.5		12,912.7		174.0	1.3
Manufacture of metal products		897.9		3.4	0.4		—		—	—		—		—	—		—		—	—		9,264.4		114.8	1.2
Miscellaneous industries		675.7		5.6	0.8		—		—	—		4,221.0		59.5	1.4		15,824.0		58.7	0.4		10,343.9		108.2	1.0
Computer Software		—		—	—		—		—	—		—		—	—		—		—	—		751.5		7.6	1.0
Drugs and pharmaceuticals		—		—	—		3,039.5		40.0	1.3		3,917.6		42.9	1.1		3,834.0		32.3	0.8		3,538.4		32.3	0.9
Traders		2,484.8		2.1	0.1		200.1		3.4	1.7		1,738.0		2.5	0.1		14,357.2		7.8	0.1		26,364.3		150.6	0.6
Land transport		—		—	—		15,396.2		21.4	0.1		29,860.5		269.8	0.9		36,841.6		347.9	0.9		61,407.3		266.7	0.4
Glass and glass products		135.9		11.0	8.1		419.8		9.1	2.2		814.5		9.1	1.1		—		—	—		2,468.4		9.1	0.4
Food processing		—		—	—		—		—	—		—		—	—		5,344.1		3.4	0.1		13,586.0		3.4	0.0
Activities allied to agriculture		216.5		16.4	7.6		—		—	—		—		—	—		—		—	—		27,237.3		5.7	0.0
Electricity generation		1,577.1		26.8	1.7		759.5		26.8	3.5		1,620.3		26.8	1.7		1,599.4		26.8	1.7		—		—	—
Consumer electronics		1,754.6		207.8	11.9		2,261.1		639.1	28.3		3,452.7		679.4	19.7		2,199.4		129.0	5.9		—		—	—
Diamond, gems and jewelry exports		1,343.4		130.9	9.8		1,473.8		129.1	8.8		1,401.7		129.1	9.2		2,559.4		129.1	5.0		—		—	—
Iron and steel		1,141.8		437.3	38.3		3,616.6		440.4	12.2		4,840.2		201.5	4.2		5,641.2		118.2	2.1		—		—	—
Other wholesale trade		1,882.2		43.4	2.3		2,526.6		40.9	1.6		4,465.9		40.9	0.9		5,155.7		49.5	1.0		—		—	—
Fertilizers		3,760.4		30.2	0.8		1,974.7		22.6	1.2		2,882.3		122.9	4.3		5,450.9		22.6	0.4		—		—	—
Electrical machinery		1,430.8		76.1	5.3		1,376.6		76.1	5.5		2,428.9		66.9	2.8		—		—	—		—		—	—
Construction		207.5		23.4	11.3		27.5		21.9	79.6		385.3		10.5	2.7		—		—	—		—		—	—
Paper and paper products		—		—	—		806.6		70.3	8.7		1,701.4		11.7	0.7		—		—	—		—		—	—
Activities allied to dairying		3,091.0		3.4	0.1		3,144.4		3.4	0.1		3,946.7		3.4	0.1		—		—	—		—		—	—
Share brokers		823.9		6.7	0.8		—		—	—		—		—	—		—		—	—		—		—	—
Investment and finance and leasing		—		—	—		—		—	—		—		—	—		—		—	—		—		—	—
Other chemicals		469.1		51.9	11.1		—		—	—		—		—	—		—		—	—		—		—	—
Plastic and plastic products		26.9		3.2	11.9		—		—	—		—		—	—		—		—	—		—		—	—
Distilleries		191.0		142.1	74.4		—		—	—		—		—	—		—		—	—		—		—	—

Total			Rs.	2,367.6				Rs.	2,992.6				Rs.	4,084.2				Rs.	4,783.5				Rs.	6,255.6

Specific allowance for credit losses			Rs.	1,684.3				Rs.	2,722.7				Rs.	3,492.8				Rs.	3,204.6				Rs.	4,224.2
Non-performing loans, net			Rs.	683.3				Rs.	269.9				Rs.	591.4				Rs.	1,578.9				Rs.	2,031.4

As of March 31, 2007, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the textiles, automobiles and engineering industries.

Textiles

In consonance with the growth in the economy, the textile industry in India had another good year. While domestic demand continued to remain the key driver, the country consolidated its share in the export markets post abolition of quotas. The government has further extended the scheme of granting subsidized loans for modernization of the industry. Our non-performing loans in this industry relate to the period when the industry was going through a cyclical downturn.

Automobile

The automobile industry continued to show a strong growth during the year, especially in cars and commercial vehicles. Towards the end of the year, there were some signs of a slowdown following increase in interest rates. Our sole non-performing loan in this sector pertains to a single loan which turned bad as the foreign parent of the manufacturer in India went bankrupt and hence the plant in India had to fold up.

Engineering

The engineering industries in general continued to perform well due to the high rate of industrial growth across most sectors and strong consumer demand. The current year’s outlook continues to be bullish. Our non-performing loans in this sector pertain to a period when economic conditions were sluggish as compared to the current scenario.

Top Ten Non-Performing Loans

As of March 31, 2007, we had 25 wholesale non-performing loans outstanding, of which the top ten represented 21.4% of our gross non-performing loans and 0.2% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth the value (as set forth on the borrower’s books) of collateral securing the loan. However, the net realizable value of such collateral may be substantially less, if anything.

	At March 31, 2007
	Industry	Type of banking arrangement	Gross Principal Outstanding		Principal outstanding net of allowance for credit losses		Collateral- our share	Currently servicing all interest payments
			(in millions)				(in percentages)
Borrower 1	Automobiles	Sole	Rs.	642.9	Rs.	—	—	No
Borrower 2	Traders	Consortium		129.1		—	7.2	No
Borrower 3	Textiles	Consortium		120.8		—	5.1	No
Borrower 4	Manufacturer of Metal Products	Consortium		108.9		—	7.0	No
Borrower 5	Miscellaneous Textiles	Consortium		74.2		—	100.0	No
Borrower 6	Textiles	Multiple		73.0		—	24.3	No
Borrower 7	Engineering	Consortium		72.5		—	7.0	No
Borrower 8	Engineering	Multiple		45.2		—	15.1	No
Borrower 9	Engineering	Consortium		40.1		—	21.2	No
Borrower 10	Miscellaneous-Manufacturing	Sole		34.1		—	100.0	No

			Rs.	1,340.7	Rs.	—

Interest Foregone

Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth the outstanding amount of interest foregone on existing non-performing loans as of the respective dates.

Interest foregone	(in millions)
March 31, 2005	Rs.216.7
March 31, 2006	208.5
March 31, 2007	198.3

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31
	2003		2004		2005		2006		2007
	(in millions, except percentages)
Gross restructured loans	Rs.	2.7	Rs.	—	Rs.	100.3	Rs.	167.9	Rs.	—
Allowance for credit losses		2.7		—		36.1		167.9		—

Net restructured loan	Rs.	—	Rs.	—	Rs.	64.2	Rs.	—	Rs.	—

Gross restructured loans as a percentage of gross non-performing loans		0.1%		—		2.5%		3.5%		—
Net restructured loans as a percentage of net non-performing loans		—		—		10.9%		—		—

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31
	2003		2004		2005		2006		2007
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	1,423.5	Rs.	1,684.3	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6
Additions to allowance for credit losses for the period:
Retail		156.3		775.8		2,433.9		4,762.6		6,969.0
Wholesale		786.8		1,278.7		221.9		41.5		11.8
Less allowances no longer required on account of recoveries		(201.6)		(300.3)		(781.7)		(275.1)		(72.1)
Allowance no longer required on account of write-offs		(480.7)		(715.8)		(1,104.0)		(4,817.2)		(5,889.1)
Specific allowance for credit losses at the end of period	Rs.	1,684.3	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2

Unallocated allowance for credit losses at the beginning of the period	Rs.	182.4	Rs.	182.4	Rs.	771.6	Rs.	1,945.7	Rs.	2,448.7
Additions during the period		—		589.2		1,174.1		503.0		1,341.6
Unallocated allowance for credit losses at the end of the period	Rs.	182.4	Rs.	771.6	Rs.	1,945.7	Rs.	2,448.7	Rs.	3,790.3

Total allowance for credit losses at the beginning of the period	Rs.	1,605.9	Rs.	1,866.7	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3
Allowance no longer required on account of write-offs		(480.7)		(715.8)		(1,104.0)		(4,817.2)		(5,889.1)
Net addition to total allowance for the period charged to expense		741.5		2,343.4		3,048.2		5,032.0		8,250.3

Total allowance for credit losses at the end of the period	Rs.	1,866.7	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31
	2003		2004		2005		2006		2007
	(in millions)
Wholesale
Allocated	Rs.	1,609.4	Rs.	2,379.8	Rs.	2,285.7	Rs.	1,543.1	Rs.	1,456.7
Unallocated		—		269.8		400.9		703.1		626.9

Subtotal		1,609.4		2,649.6		2,686.6		2,246.2		2,083.6

Retail
Allocated		74.9		342.9		1,207.1		1,661.5		2,767.5
Unallocated		182.4		501.8		1,544.8		1,745.6		3,163.4

Subtotal		257.3		844.7		2,751.9		3,407.1		5,930.9

Allowance for credit losses	Rs.	1,866.7	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5

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

Introduction

Overview

We are a leading private sector bank and financial services company in India. Our principal business activities are retail banking, wholesale banking and treasury operations. Our retail banking division provides a variety of deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Through our wholesale banking operations we provide loans, deposit products, documentary credits, guarantees, bullion trading and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. Our Treasury Group manages our balance sheet and our foreign exchange and derivative products.

Since fiscal 2002, we have experienced significant growth in our customer and geographical base, expanding from 2.1 million customers in 77 cities as of March 31, 2002 to 10.0 million customers in 316 cities as of March 31, 2007. In line with this increase, we have increased our loans to customers from Rs.73,134.8 million in fiscal 2002 to Rs.544,745.4 million in fiscal 2007, which comprised of increases of Rs.304,304.8 million in retail loans and Rs.167,305.8 million in wholesale loans.

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, dividends from securities and other activities. We offer a wide range of loans to retail customers and offer working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of government of India treasury securities. Credit substitutes, principally consisting of our investments in commercial paper, debentures and preference shares issued by corporations, are part of the financing products we provide to our customers. Other investments include investment grade bonds issued by public sector undertakings and public financial institutions principally to meet RBI directed lending requirements, asset backed securities, mortgage-backed securities as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest from inter-bank loans and interest paid by the RBI on cash deposits to meet our statutory cash reserve ratio requirements. Effective March 31, 2007 the RBI has discontinued the practice of paying interest on deposits to meet the cash reserve ratio.

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

We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yields on average interest-earning assets and cost of average interest-bearing liabilities including current accounts which are non-interest bearing.

Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions and profit on securitization of assets. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, cash management services, documentary credits and bank guarantees, distribution of third party mutual funds and insurance products and capital market services.

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment, depreciation and amortization, and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. The Indian economy has grown steadily over the past three years. GDP growth was 8.5% in fiscal 2005, 9.0% in fiscal 2006 and is estimated at 9.2% in fiscal 2007.

In addition, interest rates have generally been rising during the past few years in line with global trends. During fiscal 2007, the RBI increased the benchmark reverse repo rates upwards by 50 basis points to 6.0%. In addition, the RBI increased the cash reserve ratio from 5.0% in fiscal 2006 to 6.0% in the course of fiscal 2007. This reduction in liquidity may have contributed to an increase in the term structure of yields by over 100 basis points.

Critical Accounting Policies

We have set forth below some of our critical accounting policies under U.S. GAAP. Readers should keep in mind that we prepare our general purpose financial statements in accordance with Indian GAAP and also report to the RBI and the Indian stock exchanges in accordance with Indian GAAP. In certain circumstances, we may take action that is required or permitted by Indian banking regulations which may have different consequences under Indian and U.S. GAAP.

Allowance for Loan Losses

Our allowance for credit losses is based on our best estimate of losses inherent in our loan portfolio and consists of our allowances for retail loans and wholesale loans.

Retail Loans

We establish specific and unallocated allowances for our retail loans. The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels. We also establish unallocated allowances for each of our retail loan products. See “Selected Statistical Information —Non-Performing Loans — Retail Loans.”

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

We establish unallocated allowances for wholesale loans based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio.

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

For HTM and AFS securities, other than temporary declines in fair values that are below cost will be reflected in earnings as realized losses. We identify other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than cost and the financial condition and economic prospects of the issuer. We do not recognize impairment for debt securities if the cause of the decline is related solely to interest rate increases and where we have the ability and intent to hold the security until the fair value is recovered. Estimates of any other than temporary declines in the fair values of credit substitute securities are measured on a case by case basis together with loans under the overall exposure to those customers and recognized as realized losses. As our exposures in respect of such securities are similar to our exposures on the borrower’s loan portfolio, additional disclosures have been provided on impairment status in Note 8 and on concentrations of credit risk in Note 12 of the Financial Statements.

Recently issued accounting pronouncements not yet effective

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 155 “Accounting for Certain Hybrid Instruments” which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation in accordance with SFAS 133. The statement is effective as of April 1, 2007. The adoption of SFAS No. 155 is not expected to have a material impact on our future financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment to FASB Statement No. 140,” which permits but does not require an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in our consolidated statement of income. The statement is effective April 1, 2007. We do not expect that the adoption of the above mentioned new accounting pronouncement will have a material impact on our future financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective November 2007. We are currently evaluating this standard to determine whether it will have a material effect on our future financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on several other similar issues. This interpretation is effective for the fiscal year commencing after December 31, 2006. The Bank does not expect the adoption of FIN No. 48 to have a material impact on the Bank’s future financial position or results of operations.

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (including an amendment of FASB Statement No. 115). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The unrealized gains and losses on items for which the fair value option has been elected is to be reported in earnings. SFAS 159 is effective from an entity’s first year beginning after November 15, 2007. We are currently evaluating this standard to determine whether it will have a material effect on our future financial position or results of operations.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 51.9% from Rs.18.9 billion in fiscal 2006 to Rs.28.7 billion in fiscal 2007. Our net interest margin increased from 4.1% in fiscal 2006 to 4.4% in fiscal 2007. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31
	2006		2007		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	28,853.8	Rs.	46,823.5	Rs.	17,969.7	62.3%
Interest on securities, including dividends		13,165.2		20,556.2		7,391.0	56.1
Other interest revenue		1,509.0		2,681.9		1,172.9	77.7
Total interest and dividend revenue		43,528.0		70,061.6		26,533.6	61.0

Interest on deposits		15,590.1		26,175.9		10,585.8	67.9
Interest on short term borrowings		3,469.7		4,800.4		1,330.7	38.4
Interest on long term debt		562.0		2,164.8		1,602.8	285.2
Other Interest Expense		0.0		4.0		4.0
Total interest expense		19,621.8		33,145.1		13,523.3	68.9

Net interest revenue	Rs.	23,906.2	Rs.	36,916.5	Rs.	13,010.3	54.4

Allowance for credit losses:
Retail		4,956.0		8,386.9		3,430.8	69.2
Wholesale		76.0		(136.6)		(212.5)	(279.6)

Total	Rs.	5,032.0	Rs.	8,250.3	Rs.	3,218.3	64.0%

Net interest revenue after allowance for credit losses	Rs.	18,874.2	Rs.	28,666.2	Rs.	9,792.0	51.9%

Interest and Dividend Revenue

Interest on loans increased as average volume of loans increased by 44.4% from Rs.323.7 billion in fiscal 2006 to Rs.467.3 billion in fiscal 2007. Our average volume of retail loans increased by 59.5% from Rs.157.3 billion in fiscal 2006 to Rs.250.8 billion in fiscal 2007. The key retail loan products that contributed to our retail loan growth were auto loans, business banking loans, personal loans and credit card receivables. Our average volume of wholesale loans increased by 30.1% from Rs.166.4 billion in fiscal 2006 to Rs.216.5 billion in fiscal 2007 due to increased lending to existing customers as well as new customer acquisitions. These volume increases were also matched by a corresponding increase in yields. Yields on our loans increased from an average of 8.9% in fiscal 2006 to 10.0% in fiscal 2007. Loan yields increased as a result of the general increase in the interest rates in the banking system and an increase in our proportion of higher yielding retail loans. This increase was partially offset by the effect of our consolidation of HBL, which resulted in certain fees paid to HBL related to the acquisition of new loans being expensed instead of amortized over the loan period.

Interest on securities, including dividends increased by 56.1% from Rs.13.2 billion in fiscal 2006 to Rs.20.6 billion in fiscal 2007 due to increases in yields and in the volume of overall investments.

Other interest revenue increased by 77.7% for fiscal 2007 compared to fiscal 2006 mainly due to an increase in earnings from interbank and term placements.

Interest Expense

Our interest expense on deposits increased by 67.9% from Rs.15.6 billion in fiscal 2006 to Rs.26.2 billion in fiscal 2007. Our average cost of deposits increased from 3.4% in fiscal 2006 to 4.0% in fiscal 2007 as a result of an increase in the average cost of time deposits from 6.0% in fiscal 2006 to 6.8% in fiscal 2007 and a decline in the proportion of average current and savings account balances to average total deposits from 57.0% to 52.7%. Our interest expense on short-term borrowings increased by 38.4% as a result of an increase in borrowing in inter-bank call money market. Our average cost of short-term borrowing also increased from 4.8% in fiscal 2006 to 6.4% in fiscal 2007. Our interest expense on long-term debt increased by 285.2% primarily due to the issuance of Rs.16.95 billion of bonds qualifying as Upper Tier 2 and Lower Tier 2 capital and innovative perpetual debt instruments qualifying as hybrid Tier 1 capital in fiscal 2007.

Allowance for Credit Losses

Allowances for credit losses increased by 64.0% for fiscal 2007 compared to fiscal 2006. This was primarily due to an increase in allowances for credit losses on retail loans from Rs.5.0 billion to Rs.8.4 billion which included unallocated loss allowance of Rs.1.4 billion in fiscal 2007 as against Rs.200.8 million in fiscal 2006. Such increase resulted from increases in prior years in the volume of retail loans and changes in the composition of our retail loans, including higher proportions of two wheeler loans and unsecured loans. We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels. The credit losses for the wholesale segment decreased due to recoveries in non-performing loans during fiscal 2007 compared to fiscal 2006 and a release in unallocated loss provision.

Non- Interest Revenue

Our non-interest revenue increased by 23.5% from Rs.12.1 billion in fiscal 2006 to Rs.15.0 billion in fiscal 2007. The following table sets forth the components of our non-interest revenue:

	Year ended March 31
	2006		2007		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	10,949.6	Rs.	13,371.9	Rs.	2,422.3	22.1%
Realized gains (losses) on sales of AFS securities		420.3		(456.9)		(877.2)	(208.7)
Realized gains (losses) on sales of HFT securities		(44.8)		(134.7)		(89.9)	(200.8)
Foreign exchange		994.0		1,903.5		909.5	91.5
Derivative transactions		(402.9)		165.1		568.0	*
Other		231.7		150.8		(80.9)	(34.9)

Total non-interest revenue	Rs.	12,147.9	Rs.	14,999.7	Rs.	2,851.8	23.5%

*	Not meaningful

Fees and commissions increased primarily because of growth in service and processing fees and charges on retail asset products. Such fees and charges were primarily comprised of processing fees on new loans, foreclosure charges and charges on bouncing of checks. There was a large increase in credit card fees due to higher late payment charges on account of higher volumes and rates. There was also an increase in ATM fees and debit card charges due to increased volume of ATM and debit card transactions. In addition, our fees from the distribution of third party mutual funds and insurance products increased considerably. Fees and commissions we earned from our wholesale business also increased on account of higher trade, cash management and tax collection volumes. This increase in fees and commissions was partially offset due to lower charges on customers maintaining insufficient minimum balances. Such lower charges resulted from a reduction in the number of such accounts.

Revenue from foreign exchange increased primarily due to an increase in the volume of foreign exchange transactions with retail and wholesale customers.

Revenue from derivative transactions increased due to higher customer volumes on derivative transactions as well as an increase in fair values on the interest rate swaps due to changes in interest rates. We had overall net ‘paid’ positions on the fixed leg of the swaps which resulted in the fair values increasing with increases in interest rates. The decrease in other non-interest revenue resulted from a decline in sales of portfolios of automobile loans, commercial vehicle loans and personal loans.

Non- Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31
	2006		2007		Increase/ (decrease)		% Increase/ (decrease)	2006 % of net revenues	2007 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	5,420.9	Rs.	11,430.6	Rs.	6,009.7	110.9%	17.5%	26.2%
Premises and equipment		3,125.9		4,130.5		1,004.6	32.1	10.1	9.5
Depreciation and amortization		1,812.1		2,273.3		461.2	25.5	5.8	5.2
Administrative and other		7,487.9		9,591.7		2,103.8	28.1	24.1	22.0

Total non-interest expense	Rs.	17,846.8	Rs.	27,426.1	Rs.	9,579.3	53.7%	57.5%	62.8%

Total non-interest expense increased by 53.7% from Rs.17.8 billion in fiscal 2006 to Rs.27.4 billion in fiscal 2007. This was primarily due to increased salaries and staff benefits, infrastructure costs related to the expansion of our branch and ATM networks and geographical coverage and higher volumes for our retail loan products. As a percentage of our net revenues, non-interest expense increased to 62.8% in fiscal 2007 compared to 57.5% in fiscal 2006.

Salaries and staff benefits rose in absolute terms and as a percentage of revenue principally due to increased headcount to support our future growth. Our headcount increased from 14,878 employees as of March 31, 2006 to 21,477 employees as of March 31, 2007 primarily as a result of us directly employing staff to perform activities that were formerly outsourced to third parties, including our affiliate, HBL, in order to have more control over the marketing of our products and facilitate compliance with the KYC norms. Our overall expense did not increase because the fees we previously paid to HBL were reduced. See “Related Party Transactions.”Headcount also increased due to general growth in our business. The Bank also adopted SFAS 123 (R) which resulted in additional expense of Rs.976.3 million for fiscal 2007. Our premises and equipment expense increased because we expanded our distribution network from 535 branches and 1,323 ATMs as of March 31, 2006 to 684 branches and 1,605 ATMs as of March 31, 2007. Depreciation and amortization and administrative and other expenses increased primarily due to an expansion of our branch and ATM networks and higher spending on technology and infrastructure to support growth.

Income Tax

Our income tax expense increased by 29.7% from Rs.4.0 billion in fiscal 2006 to Rs.5.1 billion in fiscal 2007. Our effective tax rate increased from 30.1% in fiscal 2006 to 31.7% in fiscal 2007, principally due to higher disallowances on stock based compensation due to the adoption of SFAS 123 (R) in fiscal 2007.

Net Income

As a result of the foregoing factors, our net income after taxes increased by 20.2% from Rs.9.2 billion in fiscal 2006 to Rs.11.0 billion in fiscal 2007.

Fiscal Year Ended March 31, 2006 Compared to Fiscal Year Ended March 31, 2005

Net Interest Revenue After Allowance For Credit Losses

Our net interest revenue after allowances for credit losses increased by 45.9% from Rs.12.9 billion in fiscal 2005 to Rs.18.9 billion in fiscal 2006. Our net interest margin increased from 3.9% in fiscal 2005 to 4.0% in fiscal 2006. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31
	2005		2006		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	16,431.4	Rs.	28,853.8	Rs.	12,422.4	75.6%
Interest on securities, including dividends		11,543.5		13,165.2		1,621.7	14.1
Other interest revenue		1,234.5		1,509.0		274.5	22.2
Total interest and dividend revenue		29,209.4		43,528.0		14,318.6	49.0
Interest on deposits		11,074.1		15,590.1		4,516.0	40.8
Interest on short term borrowings		1,759.4		3,469.7		1,710.3	97.2
Interest on long term debt		390.2		562.0		171.8	44.0
Total interest expense		13,223.7		19,621.8		6,398.1	48.4

Net interest revenue		15,985.7		23,906.2		7,920.5	49.6

Allowance for credit losses
Retail		2,925.5		4,956.0		2,030.5	69.4
Wholesale		122.7		76.0		(46.7)	(38.1)

Total		3,048.2		5,032.0		1,983.8	65.1

Net interest revenue after allowance for credit losses	Rs.	12,937.5	Rs.	18,874.2	Rs.	5,936.7	45.9%

Interest and Dividend Revenue

Interest on loans increased as average volume of loans increased by 58.0% from Rs.204.9 billion in fiscal 2005 to Rs.323.7 billion in fiscal 2006. Our average volume of retail loans increased by 66.6% from Rs.94.4 billion in fiscal 2005 to Rs.157.3 billion in fiscal 2006 primarily due to higher penetration of our retail loan products in existing markets and our expansion into new geographical areas. Our average volume of wholesale loans increased by 50.6% from Rs.110.5 billion in fiscal 2005 to Rs.166.4 billion in fiscal 2006 due to increased lending to existing customers as well as new customer acquisitions. These volume increases were also matched by a corresponding increase in yields. Yields on our loans increased from an average of 8.0% in fiscal 2005 to 8.9% in fiscal 2006. Loan yields increased as a result of the general increase in the interest rates.

Although yields on overall investments fell, interest on securities, including dividends increased by 14.1%. This was primarily due to an increase in statutory liquid ratio securities and higher receipts on dividends on mutual fund units.

Other interest revenue increased by 22.2% for fiscal 2006 compared to fiscal 2005 mainly due to an increase in earnings from interbank and term placements.

Interest Expense

Our interest expense on deposits increased by 40.8% from Rs.11.1 billion in fiscal 2005 to Rs.15.6 billion in fiscal 2006. Our average cost of deposits increased from 3.2% in fiscal 2005 to 3.4% in fiscal 2006 primarily as a result of an increase in the average cost of time deposits from 5.6% in fiscal 2005 to 6.0% in fiscal 2006. The proportion of average savings account balances to average total deposits increased from 55.3% to 57.0%. Our interest expense on short-term borrowings increased by 97.2% as a result of an increase in borrowing in the inter bank call money market. Our average cost of short-term borrowing also increased from 4.1% in fiscal 2005 to 4.8% in fiscal 2006. Our interest expense on long-term debt increased by 44.0% primarily due to Rs.12.0 billion of subordinated debt issued in fiscal 2006.

Allowance for Credit Losses

Allowances for credit losses increased by 65.1% for fiscal 2006 compared to fiscal 2005. During the same period, allowances for credit losses for retail loans increased by 69.4% from Rs.2,925.5 million to Rs.4,956.0 million, at a lower rate than our retail loan book which grew by 104.0% from Rs.112.7 billion to Rs.229.3 billion. The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels. The credit losses for the wholesale segment decreased by 38.1%, primarily due to large recoveries in non-performing loans during fiscal 2006 compared to fiscal 2005.

Non- Interest Revenue

Our non-interest revenue increased by 47.9% from Rs.8.2 billion in fiscal 2005 to Rs.12.1 billion in fiscal 2006. The following table sets out the components of our non-interest revenue:

	Year ended March 31
	2005		2006		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	6,124.4	Rs.	10,949.6	Rs.	4,825.2	78.8%
Realized gains (losses) on sales of AFS securities		194.3		420.3		226.0	116.3
Realized gains (losses) on sales of HFT securities		(39.3)		(44.8)		(5.5)	(14.0)
Foreign exchange		911.7		994.0		82.3	9.0
Derivative transactions		204.0		(402.9)		(606.9)	(297.5)
Other		816.4		231.7		(584.7)	(71.6)

Total non-interest revenue	Rs.	8,211.5	Rs.	12,147.9	Rs.	3,936.4	47.9%

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

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31
	2005		2006		Increase/ (decrease)		% Increase/ (decrease)	2005 % of net revenues	2006 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	3,249.9	Rs.	5,420.9	Rs.	2,171.0	66.8%	15.4%	17.5%
Premises and equipment		2,260.8		3,125.9		865.1	38.3	10.7	10.1
Depreciation and amortization		1,440.7		1,812.1		371.4	25.8	6.8	5.8
Administrative and other		4,462.5		7,487.9		3,025.4	67.8	21.1	24.1

Total non-interest expense	Rs.	11,413.9	Rs.	17,846.8	Rs.	6,432.9	56.4%	54.0%	57.5%

Total non-interest expense increased by 56.4% from Rs.11.4 billion in fiscal 2005 to Rs.17.8 billion in fiscal 2006. This was primarily due to increased infrastructure costs related to the expansion of our branch and ATM networks and geographical coverage and higher volumes for our retail loan products. As a percentage of our net revenues, non-interest expense increased to 57.5% in fiscal 2006 compared to 54.0% in fiscal 2005.

Salaries and staff benefits rose in absolute terms and as a percentage of revenue principally due to increased headcount to support our future growth. Our headcount increased from 9,030 employees as of March 31, 2005 to 14,878 employees as of March 31, 2006. Our premises and equipment expense increased because we expanded our distribution network from 467 branches and 1,147 ATMs as of March 31, 2005 to 535 branches and 1,323 ATMs as of March 31, 2006. In addition there were over 120 branches which were awaiting RBI approval to commence business. Depreciation and amortization expense and administrative and other expenses increased primarily due to an expansion of our branch and ATM networks and higher spending on technology and infrastructure to support growth in our retail loans and credit card business.

Income Tax

Our income tax expense increased by 26.9% from Rs.3.1 billion in fiscal 2005 to Rs.4.0 billion in fiscal 2006. Our effective tax rate decreased from 32.1% in fiscal 2005 to 30.1% in fiscal 2006, principally due to higher tax exempt income in fiscal 2006. Tax-exempt income consists principally of dividends and investment income from tax-exempt investments such as preference shares, mutual fund units and infrastructure bonds.

Net Income

As a result of the foregoing factors, our net income after taxes increased by 39.3% from Rs.6.6 billion in fiscal 2005 to Rs.9.2 billion in fiscal 2006.

Liquidity and Capital Resources

Our growth over the last three years has been financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier 1 or Tier 2 capital.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate understanding of significant trends in our business.

	Year ended March 31
	2005		2006		2007
	(in millions)
Cash Flows from Operating Activities:
Net income	Rs.	6,609.7	Rs.	9,187.1	Rs.	11,039.7
Non cash adjustments to net income		8,289.9		11,654.2		16,993.3

Net change in other assets and liabilities		(13,154.9)		11,774.8		5,796.1

Net cash provided/(used) by operating activities		1,744.7		32,616.1		33,829.1

Cash Flows from Investing Activities:
Net change in term placements		(5,134.3)		(1,544.2)		(2,572.1)
Net change in investments		(17,516.4)		(78,453.7)		(21,010.1)

Purchase of Subsidiary		—		155.8		—

Proceeds from loans securitized		48,234.6		19,733.3		6,535.8
Loans purchased net of repayments		(1,688.6)		(3,736.3)		(8,899.3)
Increase in loans originated, net of principal collections		(127,777.5)		(159,840.8)		(147,290.9)
Additions to property and equipment		(2,433.3)		(3,701.4)		(3,224.4)

Net cash used in investing activities		(106,315.5)		(227,387.3)		(176,461.0)

Cash Flows from Financing Activities:
Net increase in deposits		59,480.5		193,762.9		125,042.6
Net increase/(decrease) in short-term borrowings		38,014.9		13,597.6		20,667.0
Net increase/(decrease) in long-term debt		(1,057.9)		12,000.5		15,701.6
Proceeds from issuance of equity shares for options exercised		659.1		625.8		2,540.2
Proceeds from issuance of ADSs		12,747.6		—		0.0
Proceeds from applications received for shares pending allotment		423.3		—		0.0
Payment of dividends and dividend tax		(1,131.3)		(1,597.1)		(1,967.4)

Net cash provided by financing activities		109,136.2		218,389.7		161,984.0

Net change in cash and cash equivalents		4,565.4		23,618.5		19,352.1
Cash and cash equivalents, beginning of year		33,010.4		37,575.8		61,194.3

Cash and cash equivalents, end of year	Rs.	37,575.8	Rs.	61,194.3	Rs.	80,546.4

Cash Flows from Operations

Our net cash from operations reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net cash provided by operating activities increased during fiscal 2007 from Rs.32.6 billion to Rs.33.8 billion. This increase was primarily due to an increase in our net income from Rs.9.2 billion to Rs.11.0 billion.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Deposits have increased over time as our business has expanded. Our total deposits increased by 22.4% from Rs.557.3 billion in fiscal 2006 to Rs.682.3 billion in fiscal 2007. Savings account deposits at Rs.195.8 billion and current account deposits at Rs.197.8 billion together accounted for approximately 57.7% of total deposits as of March 31, 2007. There has been a 16.3% increase in our time deposits from Rs.248.3 billion in fiscal 2006 to Rs.288.7 billion in fiscal 2007, which contributed to the significant overall increase in deposits.

The short-term borrowings are utilized for our treasury operations. In fiscal 2007, our short-term borrowings increased by 27.6% from Rs.74.8 billion in fiscal 2006 to Rs.95.5 billion in fiscal 2007. We increased our use of inter bank participation certificates which are short-term borrowings secured against loan assets in the inter bank market.

In fiscal 2007 we raised Rs.16.95 billion long term debt including Upper Tier 2 debt, Lower Tier 2 debt and innovative perpetual debt at an annualized coupon between 8.45% to 9.92%. Subordinated debt qualifies for Tier 2 capital. We repaid Rs.1.0 billion of subordinated debt which matured during fiscal 2007.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our retail loan book. Our growth in investments reflected primarily an increase in statutory liquidity ratio investments that was required as our business expanded. The net change in investment at March 31, 2007 was an increase of Rs.21.0 billion. This was primarily due to an increase in investments required to meet our statutory liquidity ratio during the year, offset in part by a decrease in credit substitutes. Our statutory liquidity ratio investments increased from Rs. 188.1 billion in fiscal 2006 to Rs.229.6 billion in fiscal 2007. The increase in loans originated and purchased, net of principal collections and repayments was Rs.163.6 billion in fiscal 2006 and Rs.156.2 billion in fiscal 2007. The lower increase was mainly due to a lower growth rate in retail loans in fiscal 2007.

During fiscal 2005, the RBI issued guidelines on securitization transactions in its circular dated February 1, 2006. These guidelines increased the capital costs of securitizations and contributed to a sharp decrease in volumes in the securitization market. As a result, our sales of receivables declined from Rs.19.7 billion in fiscal 2006 to Rs.6.5 billion in fiscal 2007.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2006 and March 31, 2007:

	As of March 31
	2006		2007		Increase/ (decrease)		% Increase/ (decrease)
	(in millions except percentages)
Cash and cash equivalents	Rs.	61,194.3	Rs.	80,546.4	Rs.	19,352.1	31.6%
Term placements		10,243.7		12,815.8		2,572.1	25.1
Investments held for trading		2,945.6		4,284.1		1,338.5	45.4
Investments available for sale		273,457.0		304,241.1		30,784.1	11.3
Investments held to maturity		—		0.0
Securities purchased under agreements to resell		4,200.0		0.0		(4,200.0)	(100.0)
Loans, net		395,274.3		536,730.9		141,456.6	35.8
Accrued interest receivable		8,662.7		15,742.9		7,080.2	81.7
Property and equipment		8,714.6		10,397.6		1,683.0	19.3
Other assets		26,277.2		48,427.1		22,149.9	84.3

Total assets	Rs.	790,969.4	Rs.	1,013,185.9	Rs.	222,216.5	28.1%

Our total assets increased by 28.1% to Rs.1,013.2 billion in fiscal 2007 from Rs.791.0 billion in fiscal 2006.

Cash and cash equivalents increased by 31.6% primarily due to an increase in balances with the RBI and balances with banks at call and short notice.

There was an 11.3% increase in AFS securities primarily on account of a rise in our statutory liquidity ratio requirements during the year.

Net loans increased due to increases in both our retail and wholesale products. Our retail loan volume increased by 38.9% from Rs.229.3 billion in fiscal 2006 to Rs.318.6 billion in fiscal 2007. The key drivers in the retail loan increase were auto loans, personal loans, credit card receivables and business banking loans. This was complemented by an increase in wholesale loans of 31.8% from Rs.171.6 billion to Rs.226.1 billion due to increased lending to existing customers as well as new customer loans.

Our property and equipment increased as we expanded our distribution network from 535 branches and 1,323 ATMs as of March 31, 2006 to 684 branches and 1,605 ATMs as of March 31, 2007 and invested in other infrastructure to support our growth. In addition, at March 31, 2007, there were 70 branches which were awaiting RBI approval for commencing business in anticipation of which we had invested in infrastructure to support those branches. As of June 30, 2007, we have received RBI approval for these 70 branches of which 69 branches have been commissioned.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2006 and March 31, 2007:

	As of March 31
	2006		2007		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest bearing deposits	Rs.	410,181.2	Rs.	484,542.9	Rs.	74,361.7	18.1%
Non-interest bearing deposits		147,124.2		197,805.1		50,680.9	34.4

Total deposits		557,305.4		682,348.0		125,042.6	22.4
Securities sold under repurchase agreements		0.0		10,500.0		10,500.0
Short-term borrowings		74,805.4		95,472.4		20,667.0	27.6
Accrued interest payable		8,264.1		17,035.7		8,771.6	106.1
Long-term debt		17,899.9		33,601.5		15,701.6	87.7
Accrued expenses and other liabilities		77,201.8		108,398.6		31,196.8	40.4

Total liabilities		735,476.6		947,356.2		211,879.6	28.8
Minority Interest		225.3		321.6		96.3	42.7
Shareholders’ equity		55,267.5		65,508.1		10,240.6	18.5

Total liabilities and shareholders’ equity	Rs.	790,969.4	Rs.	1,013,185.9	Rs.	222,216.5	28.1%

Our total liabilities increased by 28.8% from Rs.735.5 billion in fiscal 2006 to Rs.947.4 billion in fiscal 2007. With the growth in our loans, we sought to increase deposits to fund the same. We changed our deposit pricing structure to generally remain competitive in the market. The increase in our interest bearing deposits was principally due to new customers acquired as we expanded our branch network and achieved greater penetration of our customer base through cross sales of our products. Of our total deposits as of March 31, 2007 retail deposits accounted for 64.2% amounting to Rs.438.4 billion and wholesale deposits accounted for the balance.

Accrued expenses and other liabilities increased principally because of an increase in bills payable and a change in the fair value of derivatives as of March 31, 2007 compared to March 31, 2006.

Most of our funding requirements are met through short- term and medium- term funding sources. Of our total non-equity sources of funding as of March 31, 2007, deposits accounted for approximately 72.0% with short term borrowings accounting for approximately 10.1% and long-term debt accounting for approximately 3.5%. In our experience, a substantial portion of our deposits are rolled over upon maturity and are, over time, a stable source of funding. However, the continuation of our deposit base could be adversely affected in the event of deterioration in the economy or if the interest rates offered by us differ significantly from those offered by our competitors. Our short-term borrowings, which are comprised primarily of money-market borrowings, increased by 27.6%. During fiscal 2007, we also issued Upper Tier 2 Capital, Lower Tier 2 Capital and innovative perpetual debt of Rs.16.95 billion at interest rates between 8.45% to 9.92%.

Shareholders’ equity increased primarily due to an increase in our retained earnings and additional paid- in capital on account of exercise of stock options by employees. As of March 31, 2007 our shareholders’ equity included Rs.3.6 billion of unrealized loss on available for sale securities.

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

Our regulatory capital and capital adequacy ratios as measured in accordance with Indian GAAP are as follows:

	As of March 31
	2006		2007
	(in millions, except percentages)
Tier 1 capital	Rs.	51,499.1	Rs.	63,527.1
Tier 2 capital		17,207.1		33,399.9
Total capital		68,706.2		96,927.0

Total risk weighted assets and contingents	Rs.	602,176.2	Rs.	740,819.2
Capital ratios:
Tier 1		8.55%		8.57%
Total capital		11.41%		13.08%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%
Total capital		9.00%		9.00%

Our Indian GAAP financial statements include general provisions (comprising unallocated allowances, provision for country risk and floating provision) of Rs.1.9 billion and Rs.3.5 billion as of March 31, 2006 and March 31, 2007, respectively, which qualify for Tier 2 capital subject to a ceiling of risk weighted assets.

The risk weights have been increased recently by the RBI in respect of certain items such as exposure to capital markets to 125.0%, exposures to commercial real estate and venture capital funds to 150.0%, consumer credit including personal loans and credit cards to 125.0% and investment in mortgage backed securities of residential assets of housing finance companies satisfying certain conditions to 75.0%. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio.

Pursuant to the issuance of securitization guidelines by the RBI in fiscal 2006, we are required to give the following treatment to credit enhancements provided to an investor or a SPV:

•	50% of each of the first and second loss credit enhancement is deducted from Tier 1 and Tier 2 capital respectively.

•	Commitment to provide liquidity facility, to the extent not drawn, is considered an off-balance sheet item and is given conversion factor as well as 100% risk weight.

For transactions prior to the issuance of these securitization guidelines, credit enhancements that reduced Tier 1 and Tier 2 capital were generally in the form of cash collateral. See “Supervision and Regulation — Capital Adequacy Requirements”.

The RBI has also issued final guidelines in April 2007, for implementation of the new capital adequacy framework. See “Supervision and Regulation — Capital Adequacy Requirements”. The Bank is currently evaluating the impact of this new frame work.

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs.4.6 billion in fiscal 2008, of which we have entered into commitments for Rs.670.3 million as of March 31, 2007. We have no commitments for the balance. These budgeted amounts include Rs.1.7 billion to expand our branch and back office network, Rs.390.0 million to expand our ATM network, Rs.50.0 million to expand our Electronic Data Capture terminal network and Rs.2.4 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on the business environment prevailing at the time we seek to utilize these budgeted amounts.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts as of March 31, 2006 and March 31, 2007, together with the related fair value, which is the mark-to-market impact of the derivative and foreign exchange products on the reporting date. We do not net exposures to the same counter party in calculating these amounts.

	As of March 31
	2006				2007
	Notional		Fair Value		Notional		Fair Value
	(in millions)
Interest rate swaps and forward rate agreements	Rs.	1,209,102.8	Rs.	(593.1)	Rs.	1,794,090.4	Rs.	(27.9)
Forward exchange contracts, currency swaps and currency options	Rs.	845,329.3	Rs.	1,025.8	Rs.	1,377,440.9	Rs.	2,591.4

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

	As of March 31
	2006		2007
	(in millions)
Bank guarantees:
Financial guarantees	Rs.	21,141.0	Rs.	23,631.4
Performance guarantees		12,940.9		20,330.7
Documentary credits		24,103.7		26,050.5

Total	Rs.	58,185.6	Rs.	70,012.6

Guarantees and documentary credits outstanding increased by 20.3% to Rs.70.0 billion as of March 31, 2007, principally due to general growth in our wholesale banking business.

Loan Sanction Letters

In some cases we issue sanction letters to customers, indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made increased from Rs.110.8 billion as of March 31, 2006 to Rs.165.8 billion as of March 31, 2007. If requested, we make these loans subject to the customer’s credit worthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 22 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

Contractual Obligations

	Payments due by period, as of March 31, 2007
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs.	32,826.0	Rs.	—	Rs.	—	Rs.	—	Rs.	32,826.0
Other long term debt(a)		775.5		289.8		191.2		294.5		—
Operating leases(b)		15,838.6		1,561.3		5,082.0		3,643.2		5,552.1
Unconditional purchase obligations(c)		670.3		670.3		—		—		—

Total contractual cash obligations	Rs.	50,110.4	Rs.	2,521.4	Rs.	5,273.2	Rs.	3,937.7	Rs.	38,378.1

(a)	Other long term debt includes a loan of Rs.5.1 million from the Indian Renewable Energy Development Authority used to finance solar equipment.
(b)	Operating leases are principally for the lease of office, branch and ATM premises, and residential premises for executives.
(c)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2007. See “— Capital Expenditure.”

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, foreign exchange contracts and derivative contracts.

We have recognized a liability of Rs. 248.8 million as of March 31, 2007 as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Based on historical trends and as required by Statement of Financial Accounting Standards No. 5, “Accounting For Contingencies,” the Bank has recognized a liability of Rs. 287.7 million as of March 31, 2007.

As part of our risk management activities, we continuously monitor the creditworthiness of customers as well as guarantee exposures. However, if a customer fails to perform a specified obligation to a beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event, we make payment to the beneficiary on account of the indebtedness of the customer or make payment on account of the default by the customer in the performance of an obligation, up to the full notional amount of the guarantee. The customer is obligated to reimburse us for any such payment. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. The residual maturities of the above obligations as of March 31, 2007 are set forth in the following table:

	Amount of commitment expiration per period
	Total amounts committed		Less than 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary Credits	Rs.	26,050.5	Rs.	24,373.3	Rs.	1,676.5	Rs.	0.8	Rs.	—
Guarantees		43,962.1		27,108.7		11,472.8		4,627.0		753.6
Forward exchange contracts		1,234,164.6		1,220,892.9		13,049.9		221.8		—
Derivative contracts*		1,937,366.3		788,498.4		709,735.0		414,896.7		24,236.2

Total contractual cash obligations	Rs.	3,241,543.5	Rs.	2,060,873.3	Rs.	735,934.1	Rs.	419,746.2	Rs.	24,989.8

*	Denotes notional principal amounts.

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (the “Articles”) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of ten members as of June 30, 2007.

As per the Indian Companies Act, 1956 (the “Companies Act”), at least two-thirds of our directors are required to retire by rotation, with one-third of these retiring at each annual general meeting. However, any retiring director may be re-appointed by resolution of the shareholders.

Under the terms of our organizational documents, HDFC Limited has a right to nominate two directors who are not required to retire by rotation, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited either singly or in the aggregate holds not less than 20% of our paid-up equity share capital. The two directors so nominated by HDFC Limited are the Chairman and the Managing Director. The Bennett Coleman Group has the right to appoint one director so long as its equity holdings do not fall below 5%. Mr. Vineet Jain has been nominated by the Bennett Coleman Group.

The Banking Regulation Act requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Out of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and rural economy, co-operation or small-scale industry. Mr. Ashim Samanta has specialized knowledge and experience in small-scale industry. Dr. Pandit Palande has specialized knowledge and experience in the agricultural sector.

Interested directors may not vote at board proceedings, except where the interest is based solely on a contract of indemnity for which the director is a surety, the interest is based on the director’s involvement as director of another company and holder of shares of that company, or where a proper notification has been given under the Companies Act.

None of our directors or members of our senior management holds 1.0% or more of our shares.

Our board of directors as of June 30, 2007, was comprised of:

Name	Position	Age
Mr. Jagdish Capoor	Chairman	67
Mr. Aditya Puri	Managing Director	56
Mr. Gautam Divan	Non-Executive Director	66
Mr. Vineet Jain	Non-Executive Director	40
Mrs. Renu Karnad	Non-Executive Director	54
Mr. Keki Mistry	Non-Executive Director	52
Mr. Arvind Pande	Non-Executive Director	64
Mr. Ashim Samanta	Non-Executive Director	52
Mr. C.M. Vasudev	Non-Executive Director	63
Dr. Pandit Palande	Non-Executive Director	45

Mr. Bobby Parikh resigned as director of the Bank on October 17, 2006. Mr. C.M.Vasudev and Mr. Gautam Divan were inducted as directors of the Bank on October 17, 2006. Dr. Venkat Rao Gadwal relinquished his office as director with effect from March 14, 2007 as he completed eight continuous years as director of the Bank beyond which it is prohibited by the Banking Regulation Act, 1949 to hold office as director. Dr. Pandit Palande has been appointed as director with effect from April 24, 2007.

The members of our senior management as of June 30, 2007, were as follows:

Name	Position	Age
Mr. Aditya Puri	Managing Director	56
Mr. Vinod G. Yennemadi	Head, Finance, Administration, Legal and Secretarial	65
Mr. Harish Engineer	Head, Wholesale Banking	58
Mr. Sudhir Joshi	Head, Treasury	60
Mr. C. N. Ram	Head, Information Technology	50
Mr. Bharat Shah	Head, Merchant Services	60
Mr. G. Subramanian	Head, Audit, Compliance and Vigilance	60
Mr. Paresh Sukthankar	Head, Credit and Market Risk and Human Resources	44
Mr. A. Rajan	Head, Operations	55
Mr. Abhay Aima	Head, Equities and Private Banking and Third Party Products	44
Mr. Kaizad Bharucha	Head, Credit and Market Risk	41
Mr. Pralay Mondal	Head, Retail Assets & Credit Cards	41
Ms. Mandeep Maitra	Head, Human Resources	41
Mr. Ashish Parthasarthy	Head, Trading	39
Mr. Rahul N Bhagat	Head, Retail Liabilities and Marketing	43
Mr. P.V. Ananthakrishnan	Head, Capital Markets and Commodity Business	47
Mr. Bhavesh Zaveri	Head, Wholesale Banking Operations	41
Mr. Aseem Dhru	Head, Business Banking and Commercial Transportation Group	36
Mr. Shyamal Saxena	Head, Branch Banking	39
Mr. Navin Puri	Head, Branch Banking	48
Mr. Jimmy Tata	Head, Corporate Banking	40
Mr. Sashi Jagdishan	Head, Finance and Administration	42

Mr. Samir Bhatia resigned as Head, Corporate Banking during fiscal 2007.

The business address for our directors and members of our senior management is HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai—400 013, India.

The following are brief biographies of our directors:

Mr. Jagdish Capoor holds a Master of Commerce degree and is a Certified Associate of the Indian Institute of Bankers. Mr. Capoor has been our part-time Chairman since July 6, 2001. At the annual general meeting held on June 16, 2007 the shareholders approved the re-appointment of Mr. Capoor as Chairman on a part-time basis for two years beginning July 6, 2007 upon revised terms and conditions. Prior to joining us, Mr. Capoor was the Deputy Governor of the RBI. While with the RBI, Mr. Capoor was the Chairman of the Deposit Insurance and Credit Guarantee Corporation of India and Bharatiya Reserve Bank Note Mudran Limited. He was also on the boards of Export Import Bank of India, National Housing Bank, National Bank for Agriculture and Rural Development and State Bank of India.

Mr. Capoor is on the boards of the Indian Hotels Company Limited, Bombay Stock Exchange Limited, GHCL Limited and Assets Care Enterprise Limited. He is also a member of the Board of Governors of the Indian Institute of Management, Indore and of the Academic Advisory Board of Asian Business School, Bangalore.

Mr. Capoor is a member of the Audit Committee of Indian Hotels Company Limited, GHCL Limited and Assets Care Enterprises Limited. He is chairman of the Shareholders’ Committee of the Bombay Stock Exchange Limited.

Mr. Aditya Puri holds a Bachelors degree in Commerce from Panjab University and is an associate member of the Institute of Chartered Accountants of India. Mr. Puri has been the Managing Director of the Bank since September 1994. He has about 30 years of banking experience in India and abroad. Among other awards received during his career, Mr. Puri was recently awarded the Asian Banker Leadership Achievement Award 2006 for India. At the annual general meeting held on May 30, 2006, our shareholders approved, subject to RBI approval, the re-appointment of Mr. Puri as Managing Director for a three-year period from April 1, 2007. The RBI approved the re-appointment of Mr. Puri as Managing Director on April 10, 2007.

Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank Malaysia from 1992 to 1994.

Mr. Gautam Divan holds a Bachelors degree in Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Divan is a partner in Rahul Gautam Divan & Associates, Chartered Accountants. He has wide experience in financial and taxation planning for individuals and limited companies, auditing the accounts of large public limited companies and nationalized banks and structuring overseas investments to and from India.

Mr. Divan is on the board of PI Industries Limited, Baltic Consultancy and Services Private Limited, Bell Ceramics Limited, Chandanbhoy and Jassoobhoy Consultants Private Limited, Serendib Investments Private Limited, HDFC Standard Life Insurance Company Limited and Ascent Hotels Private Limited. He is Chairman of the PI Industries Limited Audit Committee and a member of its Remuneration Committee and Shareholders/Investors Grievance Committee. He is Chairman of both the Bell Ceramics Limited Audit Committee and Remuneration Committee. He is Chairman of the HDFC Life Insurance Company Limited Audit Committee.

Mr. Vineet Jain holds a Bachelor of Science degree and a degree in International Business Administration—Marketing from American University, Switzerland. Mr. Jain is a Managing Director of Bennett, Coleman & Co. Limited and a Director of Times Infotainment Media Limited, Entertainment Network (India) Limited, Optimal Media Solutions Limited, The Press Trust of India Limited, Times Internet Limited, Times Global Broadcasting Company Limited, Bharat Nidhi Limited, Times Journal India Private Limited and Worldwide Media Pvt. Limited (formerly Magz International Limited). Mr. Jain has transformed The Times Group from India’s leading publishing house to one of India’s largest diversified and multi-faceted media conglomerates. Mr. Jain is the board nominee of the Bennett Coleman Group.

Mr. Jain is Chairman of the Investments and Loans Committee and a member of the Share Transfer Committee of Bennett, Coleman & Co. Limited. He is also a member of the “Committee of Board” of The Press Trust of India Limited.

Mrs. Renu Karnad is a graduate of law from the University of Mumbai and also holds a Master’s degree in Economics from Delhi University. She is a Pravin Fellow-Woodrow Wilson School of International Affairs, Princeton University and currently is the President of the International Union of Housing Finance. Mrs. Karnad has been employed by HDFC Limited since 1978 and has held the position of Executive Director of HDFC Limited since 2000.

Mrs. Karnad is Chairperson of the Credit Information Bureau (India) Limited Audit Committee and a member of the Remuneration Committee. She is a member of the GRUH Finance Limited Investment Committee, Compensation Committee, Compensation-ESOS Committee and Committee of Directors. Mrs. Karnad is also a member of the HDFC Asset Management Company Limited Customer Service Committee and Risk Management Committee. She is Chairperson of the ICI (India) Limited Audit Committee and Remuneration Committee. Mrs. Karnad is also a member of the Sparsh BPO Services Limited Remuneration Committee. She is a member of the Intelenet Global Services Private Limited Audit Committee and is also Chairperson of the Mother Dairy Fruits & Vegetables Private Limited Audit Committee. She is also a member of the audit committee of HDFC General Insurance Company Limited. She has been appointed as a Director of Motor Industries Company Limited (“MICO”) with effect from April 1, 2007 and is a member of the Audit Committee, Investor Grievance Committee, Investment Sub-Committee and Property Sub-Committee of MICO. Mrs. Karnad is also Vice President of the Governing Council of Indra Prastha Cancer Society & Research Centre.

Mr. Keki Mistry holds a Bachelor of Commerce degree in Advanced Accountancy and Auditing from the University of Mumbai. Mr. Mistry is also a Chartered Accountant and a fellow of the Institute of Chartered Accountants of India.

Mr. Mistry has been employed by HDFC Limited since 1981 and is currently its Managing Director. He is the Chairman of GRUH Finance Limited. He is also a director on the board of HDFC Developers Limited, HDFC Trustee Company Limited, HDFC Standard Life Insurance Company Limited, HDFC General Insurance Company Limited, Infrastructure Leasing & Financial Services Limited, Sun Pharmaceutical Industries Limited, The Great Eastern Shipping Company Limited, NexGen Publishing Limited, Intelenet Global Services Private Limited and India Value Fund Advisors Private Limited.

Mr. Mistry is a member of the HDFC Limited Investors Grievance Committee and the HDFC Standard Life Insurance Company Limited Audit Committee. He is Chairman of the HDFC General Insurance Company Limited Audit Committee. He is a member of the HDFC Trustee Company Limited Audit Committee, Customer Service Committee and Risk Management Committee. He is a member of the Gruh Finance Limited Audit Committee, Remuneration Committee and Investment Committee. He is Chairman of the Great Eastern Shipping Company Limited Audit Committee. He is a member of the Infrastructure Leasing and Financial Services Limited Audit Committee and Share Transfer Committee. He is also Chairman of the Sun Pharmaceutical Industries Limited Audit Committee.

Mr. Arvind Pande holds a Bachelor of Science degree from Allahabad University and Bachelor and Master of Arts degrees in Economics from Cambridge University. He started his career in the Indian Administrative Services and has held various positions in the government of India. He was a Joint Secretary to the Prime Minister of India for Economics, Science and Technology issues. He was a director of the department of Economic Affairs in the Indian Ministry of Finance and has been involved with World Bank-aided projects. He was also on the board of Steel Authority of India Limited and its Chairman and Chief Executive Officer.

Mr. Pande is a Director of Sandhar Locking Devices Limited, Visa Steel Limited, Era Construction (India) Limited and Burnpur Cement Limited. He is member of the Visa Steel Limited Audit Committee.

Mr. Ashim Samanta holds a Bachelor of Commerce degree from the University of Mumbai and has over 27 years of extensive business experience, including vast experience in the field of bulk drugs and pharmaceutical formulations. He is a Director of Samanta Organics Private Limited, Nautilus Trading & Leasing Private Limited, Ashish Rang Udyog Private Limited, Samanta Movies Private Limited and Shakti Cine Studios Private Limited. He is a partner of Hill View Farm, a partnership firm which manages mid-sized poultry farms and has founded and managed Aradhna Sound Services, a film editing and dubbing studio.

Mr. C. M. Vasudev holds a Master’s degree in Economics and Physics from University College of Swansea, UK and from Punjab University, Chandigarh. He joined the Indian Administrative Service in 1966 from which he retired in 2003. Mr. Vasudev has extensive experience in policy making and management in the financial sector at both the national and international level. He has worked as Executive Director of the World Bank, Washington DC. He chaired the World Bank’s Committee on Development Effectiveness which had responsibility of ensuring effectiveness of the World Bank’s operations. Mr. Vasudev has also worked as Secretary of the Ministry of Finance, government of India where he was in charge of the Department of Economic Affairs, Department of Expenditure and Department of Banking. He was a member of committees for reform of the banking sector and non- banking finance companies appointed by the government of India. While with the government of India, he has also worked as Additional Secretary (Budget) and as Joint Secretary, Ministry of Commerce with responsibility for trade policy, including interfacing with the World Trade Organization. In the State Government of Uttar Pradesh, he has worked as Principal Secretary, Finance Department.

Mr. Vasudev is a Director of the Bombay Stock Exchange Limited, Central Depository Services Limited, ICRA Management Consultancy Services Limited, NOIDA Power Company Limited and Noesis Consulting Services Private Limited. He is a member of the Bombay Stock Exchange Limited Audit Committee and Remuneration Committee, a member of the ICRA Management Consultancy Services Limited Audit Committee and Chairman of its Remuneration Committee and a member of the NOIDA Power Company Limited Audit Committee.

Dr. Pandit Palande has a Ph.D. in Business Administration and completed an Advanced Course in Management from the Oxford and Warwick Universities in the UK. Dr. Palande has worked for 15 years as a director of the school of Commerce and Management of Yashwantrao Chavan Maharashtra Open University (“YCMOU”), and is currently the Pro-Vice Chancellor of YCMOU. Dr. Palande has extensive experience in the fields of business administration, management and agriculture. Under the guidance of Dr. Palande, YCMOU has become a leader in “green” energy practices and the use of satellite technology in agriculture.

The following are brief biographies of members of our senior management:

Mr. Vinod G. Yennemadi holds a Bachelor of Commerce degree and is also a Fellow of the Institute of Chartered Accountants of India and an Associate of the Institute of Chartered Accountants in England and Wales. Mr. Yennemadi has been the Head, Finance, Administration, Legal, and Secretarial since April 1994. In addition, Mr. Yennemadi serves as a director of Softcell Technologies Ltd, SolutionNET India Private Ltd, Atlas Documentary Facilitators Company Private Ltd and Flexcel International Private Ltd.

Mr. Harish Engineer holds a Bachelor of Science degree in Physics and Chemistry from the University of Mumbai and a diploma in Business Management from Hajarimal Somani College, Bombay. He has been with the Bank since 1999.

Mr. Engineer presently is in charge of the Corporate Banking / Financial Institutions Group and Emerging Corporate Group as part of his role as Head, Wholesale Banking.

Mr. Sudhir Joshi holds a Bachelor of Science degree in Chemistry from the University of Pune and is a Certified Associate of the Indian Institute of Bankers. Mr. Joshi has held the position of Head, Treasury since April 2000. At present, he is on the board of the Clearing Corporation of India Ltd.

Mr. C. N. Ram holds a Bachelor of Technology degree in Electrical Engineering from the Indian Institute of Technology, Madras and a Postgraduate Diploma in Management from the Indian Institute of Management, Ahmedabad. Mr. Ram has served as Head, Information Technology since July 1994. In addition, he also serves as a director on the boards of a number of companies, including our affiliates SolutionNET India Private Ltd, Flexcel International Private Ltd, Softcell Technologies Ltd and our subsidiary, HSL.

Mr. Bharat Shah holds a Bachelor of Science degree from the University of Mumbai and a Higher National Diploma in Applied Chemistry from London University. He serves as our Head, Merchant Services. Mr. Shah also serves as a non-executive director of Computer Age Management Services Private Ltd, HSL and Atlas Documentary Facilitators Company Private Ltd.

Mr. G. Subramanian holds a Bachelor of Science degree in Chemistry from Madras Christian College and is a Certified Associate of the Indian Institute of Bankers. Mr. Subramanian has been the Head, Audit, Compliance and Vigilance since January 1995. Prior to that, Mr. Subramanian was deputy General Manager of the RBI. Mr. Subramanian also serves as a director on the board of directors of Computer Age Management Services Private Ltd.

Mr. Paresh Sukthankar holds a Bachelor of Commerce degree and Master in Management Studies from the University of Mumbai. Mr. Sukthankar has held the position of Head, Credit and Market Risk since September 1994 and since December 1999 also supervises our Human Resources function.

Mr. A. Rajan holds a Bachelor of Science degree from the university of Mumbai. He has over 20 years of experience in various aspects of international and domestic banking operations. Mr. Rajan was employed by Bank of America prior to joining the Bank. He was part of the core management team that founded HDFC Bank, as its Head of Operations, and was responsible for creating the Operations team and detailed Operating Procedures. After working in foreign banks in Indonesia and Oman, he was the CEO of Flexcel International Private Ltd for three years. He then rejoined the Bank and is now Head, Operations.

Mr. Abhay Aima is a graduate of the National Defence Academy. Mr. Aima is currently our Head, Equities, Private Banking and Third Party Products.

Mr. Kaizad Bharucha has a Bachelor of Commerce degree from the University of Mumbai. He has been a career banker with over two decades of banking experience and is currently Head, Wholesale Credit and Market Risk. He was previously with SBI Commercial and International Bank Ltd as Group Head, Credits.

Mr. Pralay Mondal holds a B-Tech (Hons) from Indian Institute of Technology, Kharagpur and Post Graduate Diploma in Business Management in Marketing from the Indian Institute of Management, Calcutta. He has 18 years of experience in marketing, sales, product and business profit and loss management in the fast moving consumer goods, office automation and banking industries. He is currently head of the Retail Assets & Credit Cards business of the Bank.

Ms. Mandeep Maitra has completed her Bachelors in Psychology (Honors) from Lady Sriram College, Delhi University and her Masters degree in Personnel Management & Industrial Relations from the Tata Institute of Social Sciences, Mumbai. She has over 19 years of experience in the banking industry and currently holds the position of Country Head—Human Resources with the Bank.

Mr. Ashish Pathasarthy holds a Bachelor of Engineering degree from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management, Bangalore. He has over 18 years of experience in the interest rate and currency markets and currently holds the position of Head, Trading at the Bank.

Mr. Rahul N Bhagat holds a Bachelor of Arts in History (Hons.) from St. Stephen’s College, Delhi University and a Masters degree in International Affairs from College of William & Mary, Virginia, USA. He has over 18 years of experience in consumer banking. He has been with the Bank since 1999, and heads the Retail Liabilities, Marketing and Direct Channels Businesses.

Mr. P.V. Ananthakrishnan holds a post graduate degree in commerce from the University of Mumbai. He has over 25 years of varied experience working in the public sector, foreign and private sector banks. He has been with the Bank since 1996 and was involved in setting up of the capital market- settlement bank business and was also instrumental in creating the co-operative bank business. He heads the Capital Market/Commodity and Rural business group, Custody and Correspondent Banking business.

        Mr. Bhavesh Zaveri holds a Masters degree in Commerce from the University of Mumbai and is a Certified Associate of the Indian Institute of Bankers. Mr. Zaveri has been with the Bank since 1998, and he is head of Wholesale Banking Operations and also Head of Cash Management Products. Mr. Zaveri is also a member of various committees and forums of the Indian Bankers Association and of the RBI including a director on the Board of the National Payment Corporation of India Ltd.

Mr. Aseem Dhru holds a Bachelor of Commerce degree from Gujarat University and is an Associate of the Institute of Chartered Accountants of India and is a graduate of the Institute of Cost and Work Accountants. Mr. Dhru has 14 years of experience in the field of finance. He has been with the Bank since 1997 and heads the Business Banking, Mortgages, Commercial Transportation, Infrastructure and Healthcare Finance units.

Mr. Shyamal Saxena holds a Bachelor of Engineering degree from the University of Mumbai and a Post Graduate degree in Business Management from the University of Mumbai. He has 16 years of work experience of which more than 15 years has been in retail banking. He joined the Bank in 1999 and heads Branch Banking (North 1, East, South) and Non resident business.

Mr. Navin Puri holds a Bachelor of Commerce degree from Calcutta University and is a member of the Institute of Chartered Accountants of India. He has also received a Masters of Business Administration degree from the Texas University, U.S.A. Mr. Puri has 18 years of banking experience. He has been with the Bank since February 1999. He heads the Retail Branch Banking business for Western India, and is also the Business Head for Retail Current Accounts.

Mr. Jimmy Tata holds a Masters of Financial Management degree from the University of Mumbai and is a qualified Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India, Hyderabad. He has over 20 years of work experience and has been with the Bank since 1994. He is head of Corporate Banking.

Mr. Sashi Jagdishan holds a Bachelor of Science degree in physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield, UK. He is also a chartered accountant from the Institute of Chartered Accountants of India. He has been with the Bank since 1996. He heads the finance and administration functions of the Bank.

Corporate Governance

Audit and Compliance Committee

The Audit and Compliance Committee is chaired by Mr. Arvind Pande. The other members of the Audit and Compliance Committee are Mr. Ashim Samanta, Mr. C. M. Vasudev and Mr. Gautam Divan. Mr. Bobby Parikh and Dr. V. R. Gadwal ceased to be members of the Audit and Compliance Committee with effect from October 17, 2006 and March 14, 2007, respectively. Mr. C. M. Vasudev and Mr. Gautam Divan were inducted as members of the Audit and Compliance Committee with effect from October 17, 2006. All the members of the Audit and Compliance Committee are independent directors and Mr. Gautam Divan is a financial expert.

The responsibilities of the Audit and Compliance Committee are in accordance with clause 49 of the listing agreement entered into with the stock exchanges in India as well as U.S. law requirements and, include the following:

•	overseeing the Bank’s financial reporting process and ensuring correct, adequate and credible disclosure of financial information;

•	recommending the appointment and removal of external auditors and fixing of their fees;

•

reviewing with management the annual financial statements before submission to the board, with special emphasis on accounting policies and practices, compliance with accounting standards and other legal requirements concerning financial statements;

•	reviewing the adequacy of the audit and compliance functions, including their policies, procedures, techniques and other regulatory requirements; and

•	any other responsibilities as may be included from time to time in clause 49 of the listing agreement.

The board has also adopted a charter for the Audit Committee in connection with certain United States and NYSE regulatory standards.

The Audit and Compliance Committee met nine times during fiscal 2007.

Compensation Committee

The Compensation Committee is chaired by Mr. Jagdish Capoor. The other members of the Compensation Committee are Mr. Ashim Samanta and Mr. Gautam Divan. Mr. Bobby Parikh and Dr. V. R. Gadwal ceased to be members of the Compensation Committee with effect from October 17, 2006 and March 14, 2007, respectively. All the members of the Compensation Committee other than Mr. Capoor are independent directors.

The Compensation Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees, considers grants of stock options to employees, and reviews compensation levels of the Bank’s employees vis-a-vis other banks and the banking industry in general. The Bank’s compensation policy is to provide a fair and consistent basis for motivating and rewarding employees appropriately according to their job / role, performance, contribution, skill and competence.

The Compensation Committee met three times during fiscal 2007.

Investors’ Grievance (Share) Committee

The Investors’ Grievance (Share) Committee is chaired by Mr. Jagdish Capoor. The other members of the Investors’ Grievance (Share) Committee are Mr. Aditya Puri and Mr. Gautam Divan. Mr. Gautam Divan was inducted as a member of the Investors’ Grievance (Share) Committee with effect from October 17, 2006.

The Investors’ Grievance (Share) Committee approves and monitors the transfer, transmission, splitting and consolidation of shares and bonds and the allotment of shares to employees pursuant to the Employees Stock Option Scheme. The Investors’ Grievance (Share) Committee also monitors the redress of shareholders’ complaints relating to matters such as the transfer of shares, non-receipt of annual report and dividends.

The powers to approve share transfers and dematerialisation requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the Investors’ Grievance (Share) Committee.

As of March 31, 2007, 54 instruments of transfer representing 4,571 shares were pending and have since been processed. Details of the transfers are reported to the board of directors from time to time.

During fiscal 2007, the Bank received 206 complaints from shareholders, which have been attended to.

The Investors’ Grievance (Share) Committee met 13 times during fiscal 2007.

Risk Monitoring Committee

The Risk Monitoring Committee is chaired by Mrs. Renu Karnad. The other members are Mr. Aditya Puri and Mr. C. M. Vasudev. Mr. Bobby Parikh ceased to be a member of the Risk Monitoring Committee with effect from October 17, 2006 and Mrs. Renu Karnad was inducted as Chairperson of the Risk Monitoring Committee on October 17, 2006.

The Risk Monitoring Committee has been formed as per the guidelines of the RBI regarding Asset Liability Management/Risk Management Systems. The Risk Monitoring Committee develops the Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The Risk Monitoring Committee also ensures that the Bank’s credit exposure to any one industry does not exceed internally-set limits and is prudentially diversified.

The Risk Monitoring Committee met six times during fiscal 2007.

Credit Approval Committee

The Credit Approval Committee is chaired by Mr. Jagdish Capoor. The other members are Mr. Aditya Puri, Mr. Keki Mistry and Mr. Gautam Divan.

The Credit Approval Committee approves credit exposures, which is beyond the powers delegated to executives of the Bank. This facilitates quick responses to the needs of customers and the efficient disbursement of loans.

The Credit Approval Committee met twice during fiscal 2007.

Premises Committee

The Premises Committee is chaired by Mrs. Renu Karnad. The other members are Mr. Aditya Puri and Mr. Ashim Samanta. Dr. V. R. Gadwal ceased to be a member and Chairman of the Premises Committee with effect from March 14, 2007.

The Premises Committee approves the purchase and leasing of premises for the use of Bank branches, back offices, ATMs and executive residences in accordance with the guidelines established by the board.

The Premises Committee met three times during fiscal 2007.

Nomination Committee

The Nomination Committee is chaired by Mr. Arvind Pande. The other member is Mr. Ashim Samanta. Dr. V. R. Gadwal ceased to be a member of the Nomination Committee with effect from March 14, 2007. Both members of the Nomination Committee are independent directors.

The Bank has established a Nomination Committee for recommending the appointment of independent / non-executive directors on the board of the Bank. The Nomination Committee scrutinizes the nominations for independent/non–executive directors with reference to their qualifications and experience. For identifying ‘Fit and Proper’ persons, the Nomination Committee adopts the following criteria to assess competency of the persons nominated:

•	academic qualifications

•	previous experience

•	track record

•	integrity.

For assessing integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practice are considered.

The Nomination Committee met three times during fiscal 2007.

Fraud Monitoring Committee

The Fraud Monitoring Committee is chaired by Mr. Jagdish Capoor. The other members of the Fraud Monitoring Committee are Mr. Aditya Puri, Mr. Keki Mistry and Mr. Arvind Pande. Mr. Bobby Parikh ceased to be a member of the Fraud Monitoring Committee with effect from October 17, 2006.

Pursuant to the directions of the RBI, we have constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs.1 crore and above. The objective of the Fraud Monitoring Committee is the effective detection of frauds and immediate reporting thereof to regulatory and enforcement agencies and actions taken against the perpetrators of frauds. The responsibilities of the Fraud Monitoring Committee are to:

•	identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

•	identify the reasons for delay in detection, if any, and reporting to top management of the Bank and the RBI;

•	monitor progress of the Central Bureau of Investigation police investigations and recovery position;

•	ensure that staff accountability is examined at all levels in all cases of frauds and staff side action, if required, and that such examination is completed quickly;

•	review the efficacy of the remedial actions taken to prevent recurrence of frauds, such as strengthening of internal controls;

•	establish relevant measures to strengthen existing measures to prevent fraud.

The Fraud Monitoring Committee met three times during fiscal 2007.

Customer Service Committee

The Customer Service Committee is chaired by Mr. Arvind Pande. The other member is Mr. Keki Mistry. Dr. Venkat Rao Gadwal ceased to be a member of the Customer Service Committee with effect from March 14, 2007.

The Customer Service Committee monitors the quality of services rendered to customers and also ensures implementation of relevant directives received from RBI. The responsibilities of the Customer Service Committee are to formulate comprehensive deposit policies covering operational issues arising from the death of a depositor, product approval process, annual survey of depositor satisfaction and the triennial audit of such services.

The Customer Service Committee met four times during fiscal 2007.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

Our shareholders, at the annual general meeting of our shareholders held on May 26, 2004, passed a special resolution pursuant to Section 293(1)(d) of the Companies Act, authorizing the board of directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed and the money to be borrowed from time to time (apart from acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by check, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed our aggregate of paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs.50.0 billion over and above our aggregate paid-up capital and free reserves at any time.

The terms on which the board of directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions and, with prior shareholder and regulatory approval, the allotment of shares to other entities.

Compensation of Directors and Members of our Senior Management

The compensation packages of our Chairman and Managing Director are approved by the shareholders and the RBI on the recommendation of the board of directors. During fiscal 2007, our Chairman received a salary of Rs.900,000 per annum.

At our 12th annual general meeting held on May 30, 2006, shareholders also approved the reappointment of our Managing Director for a further three-year period, with effect from April 1, 2007. Also at the same meeting, shareholders approved the revised salary/compensation and allowances of the Managing Director to Rs.896,750 per month with effect from April 1, 2006, Rs.1,088,485 per month with effect from April 1, 2007 and Rs.1,280,085 per month with effect from April 1, 2008. For fiscal 2007, the aggregate amount of compensation paid to our Managing Director and members of our senior management was approximately Rs.209.8 million including the aggregate amount accrued by us to provide pension, retirement or similar benefits.

Under our organizational documents, each director, except the Managing Director, is entitled to sitting fees for attending each meeting of the board of directors or of a board committee. The amount of sitting fees is set by the board from time to time in accordance with limitations prescribed by the Companies Act or the government of India. At the board meeting held on January 10, 2006, it was decided that sitting fees for attending board meetings and committee meetings would be Rs.20,000 per meeting, except in case of meetings of the Investors’ Grievance (Share) Committee, for which the sitting fees is Rs.5,000 per meeting. We reimburse directors for travel and related expenses in connection with board and committee meetings and related matters.

Other than our Chairman and Managing Director, none of our directors has a service contract with us.

Loans to Members of our Senior Management

Loans to members of our senior management are granted in the normal course within the Bank’s scheme, as is the case with employees of the Bank. This is within the provisions of local regulations.

Loans to Members of our Senior Management

Name	Largest amount outstanding since March 31, 2006	Amount outstanding as of March 31, 2007	Interest rate as of March 31, 2007	Nature of Loan
	(Rs. millions)	(Rs. millions)
Abhay Aima	1.60	1.60	9.75%	Housing loan
	—	—	—	Personal loan
Ashish Parthasarathy	1.03	1.03	9.75	Housing loan

Aditya Puri	5.00	5.00	9.75	Housing loan

A. Rajan	4.77	4.55	9.75	Housing loan
	0.34	0.23	5.00	Personal loan
G. Subramanian	5.69	5.20	9.75	Housing loan
	0.34	0.21	5.00	Personal loan
Pralay Mondal	4.42	4.36	9.75	Housing loan
	0.40	0.31	5.00	Personal loan
Harish Engineer	2.30	2.30	9.75	Housing loan
	—	—	—	Personal loan
Kaizad Bharucha	4.95	4.89	9.75	Housing loan
	—	—	—	Personal loan
Sudhir Joshi	6.44	4.77	9.75	Housing loan
	—	—	—	Personal loan
Mandeep Maitra	4.21	3.99	9.75	Housing loan
	0.24	0.13	5.00	Personal loan
	—	—	—	Consumer loan
Vinod G. Yennemadi	2.07	2.00	9.75	Housing loan
	0.51	0.37	5.00	Personal loan
Jimmy Tata	0.32	0.32	5.00	Personal loan
Bhavesh Zaveri	3.32	3.32	9.75	Housing loan
	0.47	0.47	5.00	Personal loan
Rahul Bhagat	1.26	—	9.75	Housing loan
	0.16	0.16	5.00	Personal loan
Navin Puri	4.83	4.83	9.75	Housing loan
	0.39	0.39	5.00	Personal loan
Shyamal Saxena	1.92	1.79	9.75	Housing loan
Sashi Jagdishan	3.37	3.37	9.75	Housing loan
	0.10	0.01	5.00	Personal loan
P.V. Ananthakrishan	4.91	4.91	9.75	Housing loan
	0.49	0.49	5.00	Personal loan
Aseem Dru	3.95	3.95	9.75	Housing loan
	0.24	0.24	5.00	Personal loan

Total	70.04

Employees Stock Option Scheme

Our shareholders approved plan “A-(year 2000)” in January, 2000, plan “B-(year 2003)” in June, 2003 and plan “C-(year 2005)” in June, 2005 for the issuance of stock options to employees and to the directors of the Bank. Under the plan “A”, the option price is set as the average of the daily closing prices on Bombay Stock Exchange Limited during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plan “C”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans on nine separate occasions since January 2000. The options granted on those occasions vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, subject to standard vesting conditions. In fiscal 2007, 6,247,200 options were exercised, resulting in an increase in our paid-up capital of Rs.62.5 million and additional paid-in capital by Rs.2,478.4 million. As of March 31, 2007, 11,321,600 options were outstanding. On June 16, 2007, our shareholders approved plan “D-(year 2007)” for the issuance of a further 15 million stock options to employees and to our directors. Under the plan “D”, the option price is set as the closing market price quoted on the immediately preceding working day of the grant date, on the stock exchange having the highest trading volume. Our Compensation Committee has issued options under plan D. The options granted under plan D vest at the rate of 50% each on the two successive anniversaries following the date of grant, subject to standard vesting conditions. As of June 30, 2007, 19,229,500 options were outstanding.

Other Compensation

All employees, including our Managing Director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at manager level or above, including our Managing Director. Our gratuity fund, required under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination of employment, pays a lump sum equivalent to 15 days’ salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13.0% (15.0% for the Managing Director) of the eligible employee’s annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both we and the employee contribute monthly at a determined rate

(currently 12.0% of the employee’s salary) to a fund set up by us, which is administered by a board of trustees. Of this, the Bank contributes an amount (currently 8.33% of the lower of Rs.6,500 or employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner and the balance amount is contributed to a fund we set up and administered by a board of trustees. We have no liability for future provident fund benefits other than our annual contribution, and we recognize such contributions as an expense in the year incurred.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2007, our principal executive officer and principal financial officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the date of their evaluation, such disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2007.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on (1) our management’s assessment of the effectiveness of our internal control over financial reporting and (2) the effectiveness of our internal control over financial reporting as of March 31, 2007.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could materially or are reasonably likely to materially affect these controls during the period covered by this report.

Audit and Compliance Committee Financial Expert

Mr. Gautam Divan was inducted as a director of the Bank on October 17, 2006, and is currently the audit committee financial expert as defined in item 401(h) of Regulation S-K and is independent pursuant to applicable Commission rules. From March 26, 2004 until October 17, 2006, Mr. Bobby Parikh was our audit committee financial expert.

Code of Ethics

On July 14, 2004, our Audit and Compliance Committee adopted a written code of ethics applicable to the Managing Director (Chief Executive Officer), the Chief Financial Officer and members of our senior management of the Bank. We believe the code constitutes a “code of ethics” as defined in Item 16B of Form 20-F. On March 29, 2007, our Audit and Compliance Committee approved largely technical amendments to our code of ethics. One substantive amendment was also approved pursuant to which directors of the Bank and certain of their affiliates are restricted from purchasing options in listed securities of the Bank. We will provide a copy of such code of ethics to any person without charge upon request. Requests may be made by writing to investor.helpdesk@hdfcbank.com.

On July 14, 2004, our Audit and Compliance Committee also adopted a whistle blower policy in which it established procedures for receiving, retaining and treating complaints received, and procedures for the confidential and anonymous submission by employees of complaints, regarding questionable accounting or auditing matters or conduct which results in a violation of law by the Bank or in a substantial mismanagement of the Bank’s resources. Under this whistle blower policy, our employees are encouraged to report questionable accounting matters or any fraudulent financial information provided to our shareholders, the government or the financial markets, or any conduct that results in a violation of law by the Bank, to our management (on an anonymous basis, if employees so desire). Under this policy we have also prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports such information or participates in an investigation.

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided during these periods.

	Fiscal Year Ended
Type of Services	March 31, 2006		March 31, 2007		Description of Services
	(in millions)

Audit services	Rs.	7.3	Rs.	46.4	Audit of financial statements

Audit-related services		5.2		2.6	Services related to review of financial statements and due diligence

Tax services		0.5		0.4	Tax audit, tax returns, tax processing, tax filing and advisory services

Other services		0.9		1.5	Statutory certifications, quality registrar, work permit related services and other advisory services

Total	Rs.	13.9	Rs.	50.9

Our Audit and Compliance Committee charter requires us to receive the approval of our Audit and Compliance Committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. All of the non-audit services provided by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit and Compliance Committee.

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Companies Act, and our equity shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of SEBI and the requirements of the listing agreements entered into with the Indian stock exchanges. We also have ADSs listed on the NYSE.

On November 4, 2003, the SEC approved new rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies. These new corporate governance listing standards supplement the corporate governance reforms already adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

Section 303A.11 of the NYSE Corporate Governance Standards requires listed companies that are foreign private issuers to disclose the significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE Corporate Governance Standards. The table below sets forth the significant differences between the rules applicable to U.S. companies under the NYSE Corporate Governance Standards and HDFC Bank’s practices under Indian law.

NYSE rule applicable to U.S. listed companies	Indian law and HDFC Bank’s practice
Companies must have a majority of independent directors. (NYSE Corporate Governance Standard 303A.01)	Under Indian law, if the chairman of the board of directors is not an executive officer of the company, at least one-third of the directors should be independent. If the chairman is an executive officer, at least 50% of the company’s directors should be independent. The chairman of our board of directors is not an executive officer and four out of nine members of the board are independent.

Certain heightened standards apply to “independent” directors. (NYSE Corporate Governance Standard 303A.02)	Under Indian law, a director is “independent” so long as he or she does not have any material pecuniary relationship or transactions (apart from director’s remuneration) with the company, its promoters, its management or its subsidiaries, which in the judgment of the board may affect the independence or judgment of the director. We apply the Indian definition of “independent.”

Non-management directors must meet at regularly scheduled executive sessions without management. (NYSE Corporate Governance Standard 303A.03)	Under Indian law, there is no requirement for such sessions. HDFC Bank does not regularly hold such meetings.

Companies must have a nominating/corporate governance committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.04)	Under Indian law, a nominating/corporate governance committee is not required. However, HDFC Bank has a Nomination Committee that is responsible for recommending the appointment of independent/non-executive directors to the board of directors. The Nomination Committee during most of fiscal 2007 was composed of three non-executive directors, all of whom were independent.

The nominating/corporate governance committee must have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.04)	Since Indian law does not require a nominating/corporate governance committee, it also does not require a charter for such a committee. As a result, we have no such charter.

NYSE rule applicable to U.S. listed companies	Indian law and HDFC Bank’s practice
Companies must have a compensation committee composed entirely of independent directors. (NYSE Corporate Governance Standard 303A.05)	Under Indian law, a company’s board of directors sets the compensation for non-executive directors. Non-mandatory Indian law recommends that companies establish a remuneration committee composed of non-executive directors and an independent chairman to determine the compensation of executive directors. The Compensation Committee during fiscal 2007 was composed of three non-executive directors, all of whom were independent.

The compensation committee must have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. (NYSE Corporate Governance Standard 303A.05)	Indian law does not require that the compensation committee have a charter. HDFC Bank does not have such a charter.

Companies must have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. (NYSE Corporate Governance Standards 303A.06 and 303A.07)	An audit committee is required under Indian Law. The Audit and Compliance Committee during fiscal 2007 was composed of four non-executive directors, all of whom were independent.

The audit committee must have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. (NYSE Corporate Governance Standard 303A.07)	HDFC Bank has a written Audit and Compliance Committee charter that provides for specific purposes and responsibilities.

Companies must adopt and disclose corporate governance guidelines. (NYSE Corporate Governance Standard 303A.09)	Indian law does not require the adoption and disclosure of corporate governance guidelines. However, information with respect to corporate governance can be found in our annual report for 2006-2007 under the heading “Corporate Governance” which is available on our website at http://hdfcbank.com.

Companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. (NYSE Corporate Governance Standard 303A.10)	As required by SEBI regulations, HDFC Bank has adopted a code governing trading in the company’s securities by insiders. In addition, HDFC Bank has adopted a Code of Ethics for the Managing Director, Chief Financial Officer and members of our senior management of the Bank.

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

Subject to the Companies Act, profits of a company are divisible among shareholders in proportion to the amount of capital paid up on the shares held by them respectively. In the event of liquidation, surplus will be distributed in proportion to the capital paid up or which ought to have been paid up on the shares held by shareholders respectively at the time of commencement of the winding up. The board of directors may make calls on shareholders in respect of all money unpaid on the shares held by them and not by the conditions of allotment thereof.

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2007 by:

•	each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and

•	our individual directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons listed in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. All shares issued in India have the same voting rights. We have not issued different classes of securities.

We were founded by HDFC Limited, the leading housing finance company in India. As of March 31, 2007, HDFC Limited, together with its subsidiaries, held an aggregate of 21.56% of our equity shares. As of June 30, 2007, such ownership was increased as described in note (1) below. Under the Indian Banking Regulation Act, no person holding equity shares in a banking company can vote more than 10.0% of the outstanding equity shares. The RBI has approved HDFC Limited’s recent subscription for our shares which resulted in it owning 24.74% of our equity.

	Number of Equity Shares		Percentage of Total Equity Shares Outstanding
HDFC group	68,861,000	(1)	21.56%
Bennett Coleman group	16,192,408	(2)	5.07%
Directors and senior management as a group	2,606,498		0.82%*

(1)	The number and percentage shown in the table include 38,860,000 equity shares held directly by HDFC Limited, 30,000,000 equity shares held by HDFC Investments Limited and 1,000 equity shares held by HDFC Holdings Limited. HDFC Investments Limited and HDFC Holdings Limited are controlled by HDFC Limited. The number and percentage do not include an additional 13,582,000 equity shares subscribed to by HDFC Limited on June 29, 2007, pursuant to a preferential offer made by us to HDFC Limited, which shares were subscribed at a price of Rs.1,023.49 per share, which is the price determined in accordance with the SEBI (Disclosure and Investor Protection) Guidelines 2000. This offer was approved by the shareholders of the Bank at the annual general meeting held on June 16, 2007. After giving effect to such subscription, the percentage of total equity shares outstanding owned by the HDFC group is 24.74%.
(2)	Includes: 8,849,929 equity shares held by Bennett Coleman & Company Limited, 2,486,956 equity shares held by Dharmayug Investments Limited and 4,855,523 equity shares held by other Bennett Coleman affiliates. Our computation of the number of shares held by the Bennett Coleman group pursuant to Indian law, differs by 336,825 equity shares from that set out in their most recent filings on Form 13-G.
(*)	None of our directors or members of our senior management individually holds 1.0% or more of our total equity shares outstanding.

The ADS are represented by underlying equity shares. As on March 31, 2007, Indian equity shares numbering 60,338,247 represent the ADS and constitute 18.89% of the Bank’s capital. In our books only the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions we have engaged in with our promoter and principal shareholder, HDFC Limited, and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. The figures herein reflecting our equity interests exclude shares held by our employees welfare trust, an independent trust established for the benefit of our employees.

All transactions with HDFC group companies and the other related parties listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third party in an arm’s-length transaction. In addition, our banking license from the RBI stipulates that we can only transact business with HDFC Limited and its affiliates on an arm’s-length basis.

Housing Development Finance Corporation Limited

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are held on the books of HDFC Limited, and we are paid a sourcing fee. HDFC Limited is also obligated to offer us up to 70.0% of the fully disbursed home loans sourced under this arrangement through the issue of mortgage-backed PTCs. We have the option to purchase the mortgage-backed PTCs from HDFC Limited at the underlying home loan yields less a spread of 1.25% payable towards the administration and servicing of the loans by HDFC Limited. A portion of the home loans also qualifies for our directed lending requirement. In fiscal 2006 and 2007, we waived the requirement for HDFC Limited to offer us up to 70.0% of the fully disbursed loans. Instead, HDFC Limited paid us an additional sourcing commission for those periods. We earned Rs.278.0 million from HDFC Limited in fiscal 2007 as fees for marketing these loans (including such additional sourcing commission) and providing other services. An amount of Rs.36.8 million was receivable from HDFC Limited as of March 31, 2007.

Property

We have facilities located on five properties owned or leased by HDFC Limited. In fiscal 2007, we paid an aggregate of Rs.5.7 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. HDFC also holds a deposit of Rs.0.2 million that we have paid to secure these leased properties. We believe that we pay market rates for these properties.

Other

The Bank also enters into foreign exchange and derivative transactions with HDFC Limited in the normal course of business.

HDFC Standard Life Insurance Company Ltd (“HDFC Standard Life”)

In fiscal 2007, we contributed Rs.51.6 million in respect of gratuity, superannuation and group insurance for our employees to plans managed by HDFC Standard Life, a subsidiary of HDFC Limited. In the same period, we earned fees and commissions from HDFC Standard Life aggregating Rs.1,120.9 million for the sale of insurance policies and other services to our customers. As of March 31, 2007, commissions amounting to Rs.61.4 million were receivable from HDFC Standard Life.

HDFC Asset Management Company Ltd (“HDFC AMC”)

We retained HDFC AMC, a subsidiary of HDFC Limited, to invest our funds primarily in debt instruments up to an amount approved by our board of directors. This arrangement was mutually terminated in June 2006. The amount of investment outstanding as of March 31, 2007 was Rs.1.6 billion. In fiscal 2007, we received Rs.186.9 million in fees from HDFC AMC for distribution of units of mutual funds and paid Rs.0.2 million to HDFC AMC for professional fees. In fiscal 2007, we paid Rs.3.3 million as rent to HDFC AMC and placed a security deposit of Rs.1.7 million with HDFC AMC to secure leased property. As of March 31, 2007, commissions amounting to Rs.25.8 million were receivable from HDFC AMC.

HDFC General Insurance Limited (“HDFC General”)

We paid Rs.11.3 million to HDFC General (formerly known as HDFC Chubb General Insurance Company Ltd.), a 74% owned subsidiary of HDFC Limited, towards insurance premiums in fiscal 2007. As of March 31, 2007, HDFC General held our deposit of Rs.0.1 million. We received fees and commissions from HDFC General aggregating Rs.20.5 million for the sale of insurance policies to our customers. As of March 31, 2007, an amount of Rs.2 million was receivable from HDFC General. Our relationship with HDFC General was mutually terminated in October 2006 after the expiration of our corporate agency license.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”)

ADFC specializes in back-office processing. We regularly transact business with ADFC. In fiscal 2007, we incurred a net expense of Rs.964.9 million for back-office processing services. As of March 31, 2007, we had provided a security deposit amounting to Rs.41.0 million to ADFC for the services provided by ADFC and an amount of Rs.104.1 million was payable for such services. As of March 31, 2007, we retained an equity investment of Rs.0.2 million in ADFC, which represents 29.0% of the share capital of ADFC. Members of our management team as well as other employees own an aggregate of 42.7% of the equity shares of ADFC. We have consolidated the accounts of ADFC in our US GAAP financial statements for fiscal 2007.

The RBI issued Guidelines on Managing Risks and Code of Conduct in Outsourcing of Financial Services by banks via circular DBOD.NO.BP. 40/ 21.04.158/ 2006-07 dated November 3, 2006. According to these guidelines, we can use ADFC as an outsourcing agent only if it is our subsidiary. Recently, our board of directors has approved the purchase of additional shares to be issued by ADFC to make it one of our subsidiaries, and we are in the process of seeking the necessary approval from the RBI.

HBL Global Private Ltd (“HBL”)

HBL is a subsidiary of ADFC and provides us with direct sales support for certain of our products. HBL was paid a net fee of Rs.1,343.7 million for fiscal 2007. As of March 31, 2007, we had provided a security deposit of Rs.90.0 million for the services provided by HBL. As of March 31, 2007, an amount of Rs.10.5 million was outstanding as a temporary advance paid in respect of services to be provided by HBL. We have received a deposit of Rs.2.0 million from HBL to secure leased properties. We do not presently have any direct investment in HBL.

Flexcel International Private Ltd (“Flexcel”)

Flexcel, a company in which we have invested Rs.15.3 million for a 29.5% equity stake, provides application services to smaller banks. A loan amount of Rs.3.0 million was outstanding in our books as of March 31, 2007. The loan bears an interest rate of 10.0% per annum and interest received on the loan in fiscal 2007 was Rs.0.3 million.

Salisbury Investments Private Ltd (“Salisbury Investments”)

We have paid a security deposit of Rs.35.0 million and, in fiscal 2007, paid rent of Rs.4.3 million, to Salisbury Investments for the residential accommodation of our Managing Director. Relatives of our Managing Director hold a stake in Salisbury Investments. The price of the security deposit and rent was determined based on an independent assessment by a professional property valuation expert.

Other Strategic Investments

We frequently partner with other HDFC group companies when making strategic investments. We currently have three strategic investments in which HDFC group companies are co-investors.Without the prior approval of the RBI, we cannot hold more than a 30.0% equity stake in another company. The following is a list of strategic investments made by us and HDFC group companies:

Company	Type of Business	HDFC Bank Investment		HDFC Bank Ownership	Total HDFC Group ownership
		(in millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	6.1	19.0%	49.0%
SolutionNET India Private Limited (“SolutionNet”)	Information technology consulting and services	Rs.	7.6	19.0%	50.0%
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	26.0	12.0%	26.0%

We routinely conduct business with some of the companies in which we have made strategic investments. In fiscal 2007, we paid CAMS Rs.4.8 million for mutual fund back-office processing services and paid Softcell Rs.10.4 million and SolutionNet Rs.2.9 million for providing software-related services. In fiscal 2007, we received Rs.50.2 million from CAMS, Rs.0.06 million from SolutionNet and Rs.2.0 million from Softcell as dividends. In the same period, we paid Rs.95.2 million to Softcell and Rs.18.7 million to SolutionNet towards the purchase of fixed assets.

We have entered into normal banking transactions with some of the above parties and we believe all such transactions to be at arms length.

TAXATION

Indian Taxation of the ADSs

The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on conversion of the ADSs. The summary is based on the taxation law and practice in force and is subject to change. Further, it only addresses the tax consequences for persons who are non-residents as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of interest, dividends and capital gains is earned.

EACH INVESTOR IS ADVISED TO CONSULT THEIR TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE ON INVESTMENTS IN THE ADSs.

The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.

This summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (the “Indian Income Tax Act”) and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 promulgated by the government of India (the “Depositary Receipt Scheme”) (together the “Section 115AC Regime”). The offer is in accordance with the 115AC Regime, and non-resident investors of the ADSs will therefore have the benefit of tax concessions available under the 115AC Regime subject to the fulfillment of conditions of that section. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable and, in particular, the applicable provisions of the Income Tax Act and the Section 115AC Regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the 115AC Regime may be modified or amended by future amendments to the Income Tax Act.

Taxation of Distributions

Upon withdrawal of equity shares from the depositary facility, dividends paid to such non-resident holder are not presently taxable. However, we must pay a “dividend distribution tax” at the rate of 15.0% (plus a surcharge of 10.0% and an add-on tax at the rate of 3.0% of the total dividend distribution tax and surcharge) on the total amount distributed as dividend. In India, dividends are not taxable in the hands of the recipient.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares (for the purposes of this section, “Rights”) made with respect to ADSs or shares are not subject to Indian tax.

Taxation on Acquisition of ADSs or Equity Shares Received Upon Conversion or in Exchange for ADSs

The acquisition of equity shares in exchange for ADSs does not constitute a taxable event for Indian income tax purposes. Such exchange may, however, give rise to stamp duty as described below under “Stamp Duty.”

Taxation of Capital Gains in Relation to ADSs

The transfer between non-resident investors outside India of ADSs falling within the purview of Section 115AC is not subject to income tax in India on capital gains therefrom.

It is unclear whether capital gains derived from the sale of Rights by a non-resident investor to another non-resident investor will be subject to tax liability in India. This would depend on the view taken by Indian tax authorities with respect to the status of the Rights being offered under the ADSs. If such Rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such Rights will be subject to Indian taxation. The capital gains realized on the sale of such Rights which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum of 40.0% excluding the applicable surcharge at the rate of 2.5% and add-on tax at the rate of 3.0%, in case of a foreign company and 30.0% excluding the applicable surcharge and add-on tax in case of resident employees and non-resident individuals with taxable income over Rs. 0.25 million.

Taxation of Capital Gains in Relation to Equity Shares Received Upon Conversion or in Exchange for ADSs

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

Since June 1, 2006, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and the seller are required to pay STT at the rate of 0.125% of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares; (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares.

Any gain realized on the sale of equity shares to an Indian resident whether in India or outside India or to a non-resident in India on which no STT has been paid, will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and add-on tax at the rate of 3% of the sale of shares. For the purpose of computing capital gains tax on the sale of the equity shares under the Section 115AC Regime, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the Bombay Stock Exchange Limited, or the National Stock Exchange as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs, while the cost of acquisition of shares directly converted from ADSs will be determined on the basis of the price prevailing on the Bombay Stock Exchange Limited, or the National Stock Exchange on the date of conversion into shares. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant Depositary to its custodian.

Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10.0% plus applicable surcharge on income tax and an add-on tax at the rate of 3.0%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with a maximum rate of 40.0% plus applicable surcharge on income tax and add-on tax at the rate of 3.0%. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. However, during the period of fiduciary ownership of equity shares in the hands of the Depositary, the provisions of the Double Taxation Avoidance Agreement entered into by the government of India with the United States will be applicable in the matter of taxation of capital gains, if any, on ADSs.

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

Generally, the transfer of ordinary shares in physical form would be subject to Indian stamp duty at the rate of 0.25% of the market value of the ordinary shares on the trade date, and such stamp duty customarily is borne by the transferee, i.e., the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares, which may be delivered in physical form) there would be no stamp duty payable in India on transfer of these equity shares in dematerialized form.

Other Taxes

At present, there is no wealth tax, gift tax or inheritance taxes which may apply to the ADSs or the underlying shares.

Service Tax

Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares listed on a recognized stock exchange in India are subject to a service tax of 12.36% (including add-on tax at the rate of 3.0%) ad valorem. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

United States Tax

The following summary describes the material United States federal income tax consequences relating to an investment in our equity shares or ADSs as of the date hereof. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. We will not seek a ruling from the Internal Revenue Service (“IRS”) with regard to the United States federal income tax treatment relating to investment in our equity shares or ADSs and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold equity shares or ADSs as “capital assets” (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations, including for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark-to-market;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	investors that hold our equity shares or ADSs as part of a hedge, straddle or conversion transaction;

•	holders that purchase or otherwise acquire equity shares or ADSs other than through this offering; or

•	holders that own, directly, indirectly or constructively 10.0% or more of our total combined voting stock.

Further, this summary does not address the alternative minimum tax consequences of an investment in equity shares or ADSs, or the indirect consequences to holders of equity interests in entities that own our equity shares or ADSs. In addition, this summary does not address the state, local and foreign tax consequences of an investment in our equity shares or ADSs.

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

Distributions on Equity Shares or ADSs

Cash distributions made by us to a U.S. Holder with respect to equity shares or ADSs (including amounts withheld in respect of any Indian withholding taxes) generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our equity shares or ADSs will generally pay tax on such dividends received before 2011 at a maximum rate of 15.0%, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a passive foreign investment company (as discussed below), or foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the equity shares or ADSs for more than one year. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Subject to certain limitations, a U.S. Holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such U.S. Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. Holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For tax years beginning after December 31, 2006, income received with respect to the equity shares or ADSs will be treated as “passive category income” or “general category income” for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Sale or Exchange of Equity Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the equity shares or ADSs measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the equity shares or ADSs. Any gain or loss will be long-term capital gain or loss if the equity shares or ADSs have been held for more than one year and will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Tax—Taxation of Capital Gains in Relation to ADSs” and “Indian Tax—Taxation of Capital Gains in Relation to Equity Shares Received upon Conversion or in Exchange for ADSs”, you may be subject to Indian tax upon the disposition of equity shares or ADSs. In such circumstances and subject to applicable limitations (and the relief provided by an applicable income tax treaty), you may be able to credit the Indian tax against your United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such equity shares or ADSs as determined on the settlement date of such sale or other taxable disposition.

Accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of equity shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the United States IRS.Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of equity shares or ADSs.

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

Sale or Exchange of Equity Shares or ADSs

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of equity shares or ADSs:

•

unless such gain is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

•	if such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of equity shares or ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28.0% unless the holder:

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

You generally will be allowed a credit of the amount of any backup withholding against your United States federal income tax liability or you may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States IRS.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act, 1949. Other important legislation includes the Reserve Bank of India Act, the Negotiable Instruments Act, the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act and the Banker’s Books Evidence Act. Additionally, the RBI, from time to time, issues guidelines to be followed by the banks, under the various provisions of the Banking Regulation Act. Banking companies in India are also subject to the purview of the Companies Act and if such companies are listed on a stock exchange in India then various regulations of the SEBI would additionally apply to such companies.

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

Regulations Relating to the Opening of Branches

The opening of new branches and shifting of existing branches of banks is governed by the provisions of Section 23 of the Banking Regulation Act. Under these provisions, banks cannot, without the prior approval of the RBI, open a new place of business in India or abroad or change, otherwise than within the same city, town or village of the existing place of business. Permission is granted based on factors such as the financial condition and history of the bank, its management, adequacy of capital and earning prospects and the public interest. The RBI may cancel the license for violations of the conditions under which it is granted. Under the banking license granted to us by the RBI, we are required to have at least 25% of our branches (excluding extension counters) located in rural/semi-urban areas. A rural area is defined as having a population of less than 10,000. A semi-urban area is defined as having a population of greater than 10,000 but less than 100,000. These population figures relate to the 2001 census conducted by the government of India.

The former system of granting authorizations for opening individual branches from time to time has been replaced by a system of giving aggregated approvals, on an annual basis, through a consultative and interactive process. In this process, banks discuss their medium-term expansion strategies and plans with the RBI including opening, closing and shifting of all categories of branches including ATMs. Normally, authorizations given on an annual basis are valid for one year from the date of that authorization.

With a need to induce enhanced competition in the banking sector at various locations, the RBI, in its new framework, has identified under-banked districts in various states. The RBI has provided this information to facilitate the branch expansion in under-banked districts.

Capital Adequacy Requirements

The RBI has promulgated minimum capital adequacy standards for banks based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices. Under these guidelines, we are required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier 1 capital.

The capital funds of a bank are classified into Tier 1 and Tier 2 capital. Tier 1 capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital and reserves consisting of any statutory reserves and free reserves as reduced by items primarily comprising equity investments in subsidiaries, intangible assets, deferred tax assets, gaps in provisioning and losses in the current period and those brought forward from the previous period. Perpetual debt instruments and perpetual non-cumulative preference shares have recently been permitted by the RBI for inclusion as Tier 1 capital subject to a limit of 15.0% of Tier 1 capital.

Tier 2 capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), investment fluctuation reserve, hybrid debt capital instruments (which combine features of both equity and debt securities) and subordinated debt with an initial maturity of not less than five years. Debt capital instruments and redeemable cumulative preference shares have recently been permitted by the RBI for inclusion as Tier 2 capital. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier 2 capital and total subordinated debt considered Tier 2 capital cannot exceed 50.0% of Tier 1 capital.

In fiscal 2006, the RBI also issued detailed guidelines for securitization of standard assets, whereby credit enhancements (comprising first loss and second loss facilities) given by an originator are required to be deducted from its capital funds. The deduction from Tier 1 capital is capped at the amount of capital that the bank would have been required to hold for the full value of the assets, had they not been securitized. Securities issued by special purpose vehicles and held by banks in excess of 10.0% of the original amount of issue, including secondary market purchases, are also required to be deducted from capital funds.

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Financial guarantees are treated as similar to funded exposure and are subject to similar risk weighting. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0% while that for short-term self-liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20.0%. The risk weights have been increased by the RBI in the recent past in respect of certain items such as exposures to capital markets (to 125.0%), commercial real estate and venture capital funds (to 150.0%), consumer credit including personal loans and credit cards (to 125.0%) and investment in mortgage-backed securities of residential assets of housing finance companies satisfying certain conditions (to 50.0%). The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio. Banks are required to maintain capital charge for market risks on their trading books on the lines of the standardized duration method prescribed under the 1996 Amendment to the Capital Accord issued by the Basel Committee on Banking Supervision.

The trading book for the purpose of these guidelines will include:

•	securities included under the HFT category;

•	securities included under the AFS category;

•	open positions in bullion;

•	open foreign exchange position limits;

•	trading positions in derivatives; and

•	derivatives entered into for hedging trading book exposures.

The RBI has issued final guidelines in April 2007, for implementation of the new capital adequacy framework. In order to maintain consistency and harmony with international standards, banks have been advised to adopt the Standardized Approach for Credit Risk and Basic Indicator Approach for Operational Risk with effect from March 31, 2008 for banks having international operations and from March 31, 2009 for banks without international operations. These guidelines include an increase in the minimum Tier 1 capital adequacy ratio from 4.5% to 6.0%. The risk weight for consumer credit and capital market exposures have been retained at 125%. Risk weight on residential mortgages has been also retained at 75.0%. However, risk weight on residential mortgages of less than Rs.2.0 million with loan to value ratio of less than 75.0% will be 50.0%. The capital adequacy norms stipulate a capital charge on undrawn commitments. The norms also stipulate that from the financial year 2008-09, all fresh sanctions or renewals in respect of unrated claims on domestic corporates in excess of Rs.500 million will attract a risk weight of 150.0%. This threshold will be reduced to Rs.100 million from April 1, 2009. The RBI may consider allowing some banks to migrate to Internal Rating Based approach after developing adequate skills.

Loan Loss Provisions and Non-Performing Assets

The RBI has issued formal guidelines on recognition of income, classification of assets, provisioning against assets and valuation of investments applicable to banks. These guidelines are applied for the calculation of non-performing assets under Indian GAAP. The discussion of asset quality in this report is generally under U.S. GAAP and the U.S. GAAP standards applied are set forth in “Selected Statistical Information.”

The principal features of these RBI guidelines, which have been implemented with respect to our loans, debentures, lease assets, bills and other credit substitutes, are set forth below.

Non-Performing Assets

A non-performing asset is an asset in respect of which any amount of interest or principal has remained past due for more than 90 days (180 days until year-end fiscal 2003), or in respect of which we believe that we will otherwise not be able to collect such interest or principal.

Asset Classification

Assets are classified as described below:

•	Standard Assets. Assets that do not have any problems or do not carry more than the normal risk attached to the business.

•	Sub-Standard Assets. Assets that are non-performing assets for a period not exceeding 12 months (18 months until year-end fiscal 2004).

•	Doubtful Assets. Assets that are non-performing assets for 12 months or more (18 months until year-end fiscal 2004) and have not been written off, either wholly or partially.

•	Loss Assets. Assets that are considered uncollectible and identified as a loss by us, the RBI or our external auditors.

Renegotiated or rescheduled loans must have no past due amounts for one year after renegotiation or rescheduling for the loan to be upgraded.

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•

Standard Assets. A general provision of 0.40% (0.25% until fiscal 2005) is required (except direct advances to agriculture and small and medium enterprises for which the requirement continues to remain at 0.25%). In May 2006, the RBI increased the general provisioning requirement for certain sectors to 1.0%. In January 2007, the RBI further increased the general provisioning requirement for the commercial real estate sector, personal loans, credit card receivables, loans and advances to the capital markets and loans to non-deposit taking systemically important non-banking financial companies, to 2.0%.

•

Sub-Standard Assets. A general provision of 10.0% on the total outstanding is required without any allowance for Export Credit Guarantee Corporation guarantee cover and securities available. Unsecured exposures, which are identified as sub-standard, would attract an additional provision of 10.0% aggregating 20.0% on the outstanding balance.

•

Doubtful Assets. A 100.0% specific provision is required to be made against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third-party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, an additional 20.0% to 100.0% provision of the loan outstanding is required to be made.

•	Loss Assets. The entire asset is written off or provided for.

While the provisions as indicated above are mandatory, a higher provision in a loan account would be required if the auditors considered it necessary.

Provisions which are not made in respect of specific non-performing assets or are made in excess of that required for standard assets have been defined as floating provisions by the RBI in June 2006. The RBI has issued guidelines for creation and utilization of these floating provisions. These provisions can be utilized only for contingencies under extraordinary circumstances, as laid down by the board of directors of the bank, for making specific provisions in impaired accounts after obtaining the board of directors’ approval and with the prior permission of the RBI. Banks may also make specific provisions for advances higher than that required under the current regulations, provided these are approved by the board of directors of the bank and consistently adopted from year to year.

Act Relating to Recovery of Non-Performing Assets

As a part of the financial sector reforms, the government of India promulgated the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act in 2002 (the “SARFESI”). The SARFESI gives banks and other lenders increased powers in the recovery of the collateral underlying non-performing assets. The SARFESI also provides for sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a “without recourse” basis only.

Guidelines on Purchase/Sale of Non-Performing Assets

The RBI has issued detailed guidelines in July 2005 in respect of procedures for purchase and sale of non-performing assets between banks, financial institutions and non-bank finance companies. The guidelines set out prudential norms that need to be complied with, in respect of valuation and pricing, asset classification and provisioning, accounting of recoveries, norms on capital adequacy, exposure norms and disclosure requirements.

Guidelines on Securitization of Standard Assets

The RBI has issued guidelines in February 2006 on securitization of standard assets. The guidelines set out criteria for a “true sale” enabling the transferred assets to be removed from the balance sheet of the seller. The guidelines also set out other regulatory norms relating to capital adequacy, valuation, profit/loss on sale of assets, income recognition and provisioning as applicable to originators and service providers like credit enhancers, liquidity support providers as well as investors. In addition, the accounting treatment for securitization transactions and disclosure norms are also described in the guidelines. Some of these regulatory norms are discussed below:

•

Credit enhancements (comprising first loss and second loss facilities) given by an originator are required to be deducted from its capital funds. The deduction from Tier 1 capital is capped at the amount of capital that the originator would have been required to hold for the full value of the assets, had they not been securitized.

•

Securities issued by special purpose vehicles and held by banks in excess of 20.0% of the original amount of securities issued, including secondary market purchases, are also required to be deducted from capital funds.

•

Banks can sell assets to special purpose vehicles only on a cash basis and the sale consideration should be received not later than the transfer of the asset to the special purpose vehicle. Any profit or premium arising on account of such sale is to be amortized over the life of the securities issued or to be issued by the special purpose vehicle.

Any loss on sale is to be accounted in the period in which the sale is effected. Securities issued by the special purpose vehicle shall not have any put options under the “true sale” criteria.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern making loans by banks in India. The RBI issues directions covering the loan activities of banks. Important guidelines include norms for bank lending to non-bank financial companies, guidelines on banks benchmark prime-lending rate and norms for loans against shares.

Directed Lending

Priority Sector Lending

Prior to March 31, 2007, the RBI’s directed lending norms required commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances were set at 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be at 10.0% of the net bank credit, and 1.0% of the previous year’s total advances outstanding was required to be lent under the Differential Rate of Interest scheme. In April 2007, the RBI issued revised guidelines on lending to the priority sector. The RBI has linked the priority sector lending targets to adjusted net bank credit (net bank credit plus investments made by banks in non-statutory liquidity bonds included in the held to maturity category and excluding recapitalization bonds floated by the government) or credit equivalent amount of off-balance sheet exposure, whichever is higher as of previous fiscal years.

Priority sectors include agriculture, small and micro enterprises, retail traders, micro credits, education and housing. The RBI also has set forth the minimum percentage of adjusted net bank credit that banks must direct to specific priority sectors. The minimum percentage of adjusted net bank credit that banks must direct to agriculture is 18.0% and to weaker sections of minority communities (as may be notified by the government of India from time to time), is 10.0%.

Domestic banks having shortfalls in priority sector lending shall be allocated amounts by the RBI for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with the National Bank for Agriculture and Rural Development (“NABARD”). For RIDF contributions, priority sector lending targets as of the last reporting Friday of March of the immediately preceding financial year will be taken into account.

Export Credit

The RBI also requires us to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s net bank credit is required to be in the form of export credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

Credit Exposure Limits

As a measure aimed at better risk management and avoidance of concentration of credit risk, the RBI has prescribed credit exposure limits for banks in respect of their lending to individual borrowers and borrower groups.

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of the bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of the bank. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and of up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards of directors, consider enhancement of exposure to a borrower by a further 5.0% of capital funds. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where the banks had exceeded the prudential exposure limits during the year.

Exposure is the aggregate of:

•	approved credit exposure comprising funded and non-funded credit limits;

•	investment exposure including underwriting and similar commitments; and

•	foreign exchange and derivative contracts at their replacement cost value.

Capital funds for determining the exposure ceilings comprise both Tier 1 and Tier 2 capital.

To ensure that exposures are evenly spread, the RBI requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodic review by the banks. We have fixed a ceiling of 12.0% on our exposure to any one industry and monitor our exposures accordingly.

Regulation Relating to Capital Markets Exposure

The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.

The aggregate exposure that a bank has to the capital markets in all forms (both fund and non-fund based) should not exceed 40.0% of its net worth as on March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and all exposure to venture capital funds should not exceed 20.0% of its net worth.

The following exposures are subject to the ceiling:

•	direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the corpus of which is not exclusively invested in corporate debt;

•

advances against shares/bonds/debentures or other securities or advances without security to individuals for investment in shares (including in primary offerings and employee stock option plans), convertible bonds, convertible debentures, and units of equity-oriented mutual funds;

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security;

•	advances for any other purposes to the extent secured by collateral of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds;

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•	underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds;

•	financing to stockbrokers for margin trading; and

•	all exposure to venture capital funds (both registered and unregistered).

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a Bank’s direct investments in equity securities, convertible bonds and debentures and units of equity oriented mutual funds should not exceed 20.0% of its net worth. Banks’ aggregate investment in subordinated bonds eligible for Tier 2 capital status issued by other banks/financial institutions are restricted up to 10.0% of the investing bank’s capital funds (Tier 1 plus Tier 2 capital). Investments in the instruments issued by banks/financial institutions that are eligible for capital status will attract 100.0% risk weight for credit risk for capital adequacy purposes.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investments by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies. Investment in security receipts issued by securitization companies/reconstruction companies registered with the RBI, and in asset-backed securities/mortgage-backed securities carrying the minimum investment grade, are excluded from this limit. The guidelines do not cover investments in venture capital funds, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity.

Non-Performing Investments

The RBI has defined non-performing investments as those where principal/interest is unpaid for more than 90 days (until March 31, 2004, it was 180 days), including preference shares where fixed dividend is not paid. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested, will render those equity shares non-performing investments.

Restrictions on Investments in a Single Company

No bank may, without prior RBI approval, hold shares in any company exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid up share capital and reserves, whichever is lower.

Valuation of Investments

The RBI has issued guidelines for the valuation of investments. These guidelines require banks to classify their entire portfolio of approved securities under three categories: “held for trading,” “available for sale” and “held to maturity.” For disclosure and valuation purposes, the investments are further classified under six groups—government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries, and joint ventures and other investments.

There are guidelines for the quantum and nature of investments that can be made in the “held to maturity” category. Securities in the “held to maturity” category would have to be valued at cost and any premium paid over face value would be amortized over the period of maturity of the instrument. Investment under the “held for trading” category cannot be held for more than 90 days.

Investments in the “available for sale” and “held for trading” categories are required to be marked to market based on market quotes or on the basis of the yield curve provided by the Fixed Income Money Market Dealers Association of India and Primary Dealers Association of India. Any depreciation on the revaluation of investments of each of the six groups in the “held for trading” and “available for sale” category would have to be recognized in the income account. Net gain on revaluation of investments shall not be recognized in the income account. Banks would be able to shift investments from one category to another only with the approval of the board of directors/committee thereof.

The RBI has issued draft revised guidelines on investment classification, valuation and accounting which have not yet been finalized.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except intra-day short selling of central government securities subject to stipulated conditions. The RBI has permitted banks to sell government of India securities already contracted for purchase provided the purchase contract is confirmed and the contract is guaranteed by Clearing Corporation of India Limited or the security is contracted for purchase from the RBI. Each security is deliverable or receivable on a net basis for a particular settlement cycle.

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, no bank is permitted to pay interest on current account deposits. Further, banks can pay interest of up to 3.5% per annum on savings deposits. In respect of savings and time deposits accepted from employees, we are permitted by the RBI to pay an additional interest of 1.0% over the interest payable on deposits from the public.

Domestic time deposits have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency normally have a tenor of one to three years.

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic deposits of the same maturity subject to the following conditions:

•	Time deposits are of Rs.1.5 million and above; and

•	Interest is paid in accordance with a schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

The RBI regulates the interest rates offered on deposits accepted from non-residents.

To achieve greater financial inclusion, banks have been advised by the RBI to make available a basic banking “no frills” account either with no or very low minimum balances and charges that would make such accounts accessible to vast sections of the population.

Insurance of Deposits

Demand and time deposits of up to Rs.100,000 accepted by banks licensed in India must be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the RBI. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semiannual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations Relating to “Know Your Customer” Guidelines Anti-Money Laundering Standards

The RBI has issued KYC guidelines and Anti Money Laundering Standards. Banks are advised to follow certain customer identification procedures for opening of accounts and monitoring transactions of a suspicious nature for the purpose of reporting it to appropriate authority. The objective of these KYC guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering activities.

These KYC guidelines mandate banks to frame their KYC policy incorporating the following four key elements:

(i)	customer acceptance policy;

(ii)	customer identification procedure;

(iii)	monitoring of transactions; and

(iv)	risk management.

Rules under Prevention of Money Laundering Act (2002) are applicable to banks effective July 2005. Under these rules, banks are required to furnish information to the Financial Intelligence Unit (“FIU”) of the government of India. The information to be furnished includes specified cash transactions, forgery of valuable security or transactions of a suspicious nature.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio is currently at 6.5%. For this purpose, the following liabilities are not considered:

•	net inter-bank liabilities;

•	refinancing from the RBI and other institutions permitted to offer refinancing to banks; and

•	perpetual debt qualifying for lower Tier 1 capital treatment.

The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70.0% of the required cash reserve ratio on any particular day. Effective April 13, 2007, RBI does not pay any interest on cash reserve ratio balances.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, each bank is required to maintain in India, a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as government of India securities and state government securities. This is to maintain liquidity in the banking system. The percentage of this liquidity ratio is fixed by the RBI from time to time. Currently, the RBI requires banks to maintain a minimum liquidity ratio of 25.0% on their total demand and time liabilities which could be raised up to 40.0%. For this purpose the following liabilities are not considered:

•	any advance taken from the RBI or from certain other financial institutions; and

•	inter-bank liabilities to the extent of inter-bank assets.

Regulations for Asset Liability Management

At present, RBI regulations for asset liability management require banks to draw up two types of asset-liability gap statements separately for the rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated or anticipated re-pricing date or maturity date. These statements have to be submitted to the RBI on a quarterly basis. The RBI has announced that banks should actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI requires each bank to manage its asset-liability structure so that the negative liquidity gap in the one to 14 day and 15 to 28 day time periods does not exceed 20% of the cash outflows in those time periods.

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

In March 2006, in view of enhanced stability in India’s external and financial sectors and increased integration of the financial sector in the global economy, the RBI constituted a committee to set out a roadmap towards fuller capital account convertibility. The committee has submitted its report in July 2006.

In October 2006, the RBI proposed to allow banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 50.0% of unimpaired Tier 1 capital or US$ 10.0 million, whichever is higher, as against the earlier overall limit of 25.0% (excluding borrowings for financing export credit). However, short-term borrowings up to a period of one year or less should not exceed 20.0% of unimpaired Tier 1 capital within the overall limit of 50.0%. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the RBI would continue to be outside the limit of 50.0%. In April 2007 the RBI issued a circular deferring the implementation of the above guidelines until further notice.

Requirements of the Banking Regulation Act

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which not less than 25.0% of the profits of each year, before dividends, must be transferred. If there is an appropriation from this account, the bank is required to report such an appropriation to the RBI within 21 days, explaining the circumstances leading to the appropriation.

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

The RBI issued revised guidelines in May 2005 regarding declaration and payment of dividends (including interim dividends) by banks, with effect from fiscal 2005. Banks that comply with the following prudential requirements are eligible to declare dividends:

•	capital adequacy ratio must be at least 9.0% for the preceding two completed years and the fiscal year for which the bank proposes to declare a dividend;

•

net non-performing assets must be less than 7.0% of advances (5.0% of advances where the capital adequacy ratio is less than 9.0% for the preceding two completed years but at least 9.0% for the fiscal year for which the bank proposes to declare a dividend);

•	the bank has complied with the provisions of Sections 15 and 17 of the Banking Regulation Act;

•

the bank has complied with the prevailing regulations/guidelines issued by the RBI, including creating adequate provisions for impairment of assets and staff retirement benefits and transfer of profits to statutory reserves;

•	dividend should be payable out of the current year’s profits; and

•	the RBI has not placed any explicit restrictions on the bank for declarations of dividends.

Banks, which comply with the above prudential requirements, can pay dividends subject to compliance with the following conditions:

•

the dividend payout ratio (calculated as a percentage of “dividend payable in a year” (excluding dividend tax) to “net profit during the year”) should not exceed 40.0%. The RBI has prescribed a matrix of criteria linked to the capital adequacy ratio and the net non-performing assets ratio in order to ascertain the maximum permissible range of dividend payout ratio; and

•

if the financial statements for which the dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted while calculating the dividend payout ratio.

Restriction on Voting Rights

Except for banks incorporated before January 15, 1937, banks can issue only ordinary shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights in excess of 10.0% of the total voting rights of all shareholders of the banking company.

The RBI has also issued guidelines for ownership and governance in private sector banks. The underlying thread of the guidelines is to ensure that the ultimate ownership and control of banks is well diversified, banks are owned and managed by “fit and proper” persons/entities who are well capitalized and that processes are transparent and fair.

Legislation has been introduced in the Indian parliament to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company and to allow banks to issue redeemable and non-redeemable preference shares.

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

Keeping in view the emerging scenario under the Basel II accord and the need to allocate supervisory resources in accordance with the risk profile of banks, the RBI intends to switch over from micro-regulation to Risk Based Supervision. The RBI has developed and circulated to banks detailed standardized risk profile templates for different business areas to be used by banks for undertaking self-assessment of the risks to which they are exposed.

Penalties

The RBI can impose penalties on banks and their employees in case of infringement of regulations under the Banking Regulation Act. The penalty can be a fixed amount or can be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Assets To Be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and RBI approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Secrecy Obligations

Our obligations relating to maintaining secrecy arise out of common law principles governing our relationship with our customers. We cannot disclose any information to third parties except under certain limited and clearly defined circumstances.

Guidelines for merger/amalgamation of private sector banks

The RBI has issued detailed guidelines in May 2005 for merger/amalgamation of private sector banks and for amalgamation of a non-banking finance company with a banking company. The guidelines lay down the process of merger proposal, determination of swap ratios, disclosures, the stages at which the board of directors will get involved in the merger process and norms of buying and selling of shares by the promoters before and during the process of merger.

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

The RBI has issued guidelines relating to salary and other remuneration payable to the Chairman, Managing Director and full-time directors of new private sector banks. Pursuant to the guidelines, the RBI has permitted banks to fix the performance bonus payable to the managing director/whole time directors on either of two criteria:

•	up to a maximum of 25% of the salary; or

•	the average bonus paid to officers and employees. The average bonus paid to officers and employees is calculated by dividing the total salary bill by the total bonus paid to them.

Securities and Exchange Board of India Regulations and Guidelines

SEBI was established to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market. We are subject to SEBI regulations in respect of certain of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other companies. These regulations provide for registering with SEBI, the functions, responsibilities and the code of conduct applicable for each of these activities.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example by circular dated March 18, 2004, as amended from time to time and more recently by circular dated May 8, 2007, resident Indians are now permitted to remit up to US$100,000 for any permissible current or capital account transaction.

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

The Ministry of Finance, government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares. Pursuant to the terms of the deposit agreement an investor who surrenders ADRs and withdraws shares is permitted to redeposit such shares subject to the total issued ADRs and obtain ADRs at a later time.

Fungibility of ADRs

The RBI permits the re-conversion of shares of Indian companies into ADRs, subject to the following conditions:

•	the Indian company has issued ADRs;

•	the shares of the Indian company are purchased by a registered stock broker in India in the name of the depository, on behalf of the non-resident investor who wishes to convert such shares into ADRs;

•	shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian of the ADRs of the Indian company and are deposited with the custodian;

•	the issuer company has authorized the custodian to accept shares from non-resident investors for reissuance of ADRs;

•	the number of shares so purchased does not exceed the ADRs converted into underlying shares, and are in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and

•	the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued thereunder from time to time.

The RBI requires the domestic custodian to ensure compliance with RBI guidelines and to file reports with the RBI from time to time. The domestic custodian is also required to perform the following functions:

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

An investor who surrenders an ADS and withdraws equity shares may be entitled to redeposit those equity shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding equity shares purchased by a non-resident on the local stock exchange and issue ADSs representing those equity shares. However, in each case, the aggregate number of equity shares re-deposited or deposited by such persons cannot exceed the number represented by ADSs converted into underlying equity shares. The RBI has issued a notification, inter alia, permitting Indian companies to sponsor ADR issues against shares held by their shareholders at a price to be determined by the lead manager. Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will, subject to the foregoing, not have to obtain RBI approval for each transaction.

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

Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

Foreign Direct Investment

The government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment means investment by way of subscription and/or purchase of securities of an Indian company by a non-resident investor. FIPB approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior permission of the FIPB:

•	investments, including a transfer of shares, in excess of specified sectoral caps;

•

investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field. However, prior FIPB approval will not be required in case of investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0% or where the existing joint venture is defunct or sick;

•	investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity;

•	investment in industries for which industrial licensing is compulsory; and

•

all proposals relating to acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code. However, as per a Press Note dated February 10, 2006 issued by the government of India, the prior permission of the FIPB would not be required for transfer of shares from residents to non-residents in the financial services sector or where the provisions of the Takeover Code are attracted, in cases where approvals are required from the RBI, under the Takeover Code or the Insurance Regulatory and Development Authority.

Subject to certain exceptions, Foreign Direct Investment and investment by Non-Resident Indians, in Indian companies does not require the prior approval of the FIPB or the RBI. The government has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no approval of the RBI is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The government has set up the Foreign Investment Implementation Authority, or the FIIA in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

•

Foreign investors may own up to 74.0 % of the equity shares subject to compliance with guidelines issued by the RBI from time to time. This limit falls under the automatic route and does not require specific approval of the Foreign Investment Promotion Board. It includes foreign direct investment, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors and also by Non-Resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in HDFC Bank from all sources is allowed up to a maximum of 74.0% of the paid up capital of the Bank. At least 26.0% of the paid up capital would have to be held by Indian residents.

•

Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. With a view to liberalizing the operational procedures, the government of India’s Ministry of Finance and the RBI have granted a general approval to ADS issues, subject to certain restrictions. However, pricing of ADS offerings is subject to new regulations announced by the Ministry of Finance on August 31, 2005 amending the depository receipt scheme. Pursuant to this amendment, issuers of ADSs are required to ensure that the pricing of ADSs is made at a price that is the higher of (i) the average of the weekly high and low of the closing prices of an issuer’s shares quoted on the stock exchanges during the six months preceding the relevant date; and (ii) the average of the weekly high and low of the closing prices of an issuer’s shares quoted on the stock exchanges during the two weeks preceding the relevant date. The relevant date is the date 30 days prior to the date on which the meeting of the general body of shareholders is held to consider the proposed issue of such ADSs. This pricing requirement will be dispensed with if the ADSs are offered simultaneously with or within 30 days of a domestic offering of equity shares and if the ADSs are priced at or above the price of the domestic offering.

•

Under the portfolio investment scheme, foreign institutional investors, subject to registration with SEBI and the RBI, may hold in aggregate up to 24.0% of the paid up equity capital of a company, subject to a resolution of the board of directors and a special resolution of the shareholders. This limit may be raised to 49.0% of the total issued capital of the company that are not represented by ADSs; no single foreign institutional investor may own more than 10.0% of the total issued capital of the company; a corporate/individual sub-account of the foreign institutional investor may not hold more than 5.0% of the total issued capital of a company; a broad based sub-account may not hold more than 10.0% of the total issued capital of a company and no single Non-Resident Indian may own more than 5.0% of the total issued capital of the company. In addition, pursuant to an RBI circular dated November 29, 2001 overseas corporate bodies are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

Investors in ADSs do not need to seek the specific approval from the government of India to purchase, hold or dispose of their ADSs. In our ADS offering, we obtained the in-principle approval of the relevant stock exchanges for listing of the equity shares underlying the ADSs. We were not required to obtain the prior approval of the Foreign Investment Promotion Board or the RBI. Notwithstanding the foregoing, if a foreign institutional investor, Non-Resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the portfolio investment limitations mentioned above. The implications of these limitations, however, are not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by Non-Resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require the government of India’s approval on a case-by-case basis. Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 15.0% of our total equity, such investor may be required to make a public offer to the remaining shareholders under the Takeover Code.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

HDFC Bank Limited:

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited (the “Bank”) as of March 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 10, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Bank’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

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

As discussed in Note 2.(q) to the consolidated financial statements, effective April 1, 2006, the Bank adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment.” Also, as discussed in Note 21 to the consolidated financial statements, effective March 31, 2007, the Bank adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

/s/ DELOITTE HASKINS & SELLS.
Chartered Accountants Mumbai, India

July 10, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

HDFC Bank Limited:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that HDFC Bank Limited (the “Bank”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Bank maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007 of the Bank and our report dated July 10, 2007 (which report included an explanatory paragraph regarding the Bank’s adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”) expressed an unqualified opinion on those financial statements.

/S/ DELOITTE HASKINS & SELLS
Chartered Accountants Mumbai, India

July 10, 2007.

HDFC BANK LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of March 31, 2006 and 2007

	As of March 31,
	2006		2007		2007
	(In millions except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	61,194.3	Rs.	80,546.4	US$	1,868.8
Term placements		10,243.7		12,815.8		297.4
Investments held for trading, at fair value		2,945.6		4,284.1		99.4
Investments available for sale, at fair value (includes restricted investments of Rs. 90,102.5 and Rs. 119,824.7 (US$ 2,780.2) respectively)		273,457.0		304,241.1		7,059.0
Securities purchased under agreements to resell		4,200.0		—		—
Loans (net of allowance of Rs. 5,653.3 and Rs. 8,014.5 (US$ 185.9) respectively)		395,274.3		536,730.9		12,453.2
Accrued interest receivable		8,662.7		15,742.9		365.3
Property and equipment, net		8,714.6		10,397.6		241.2
Other assets		26,277.2		48,427.1		1,123.4

Total assets	Rs.	790,969.4	Rs.	1,013,185.9	US$	23,507.7

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	410,181.2	Rs.	484,542.9	US$	11,242.3
Non-interest-bearing deposits		147,124.2		197,805.1		4,589.4

Total deposits		557,305.4		682,348.0		15,831.7
Securities sold under repurchase agreements		—		10,500.0		243.6
Short-term borrowings		74,805.4		95,472.4		2,215.1
Accrued interest payable		8,264.1		17,035.7		395.3
Long-term debt		17,899.9		33,601.5		779.6
Accrued expenses and other liabilities		77,201.8		108,398.6		2,515.0

Total liabilities		735,476.6		947,356.2		21,980.3

Commitments and Contingencies (See Note 25)

Minority interest		225.3		321.6		7.5

Shareholders’ equity:
Equity shares: par value—Rs.10 each; authorized 450,000,000 shares; issued and outstanding 313,142,408 shares and 319,389,608 shares, respectively		3,131.4		3,193.9		74.1
Additional paid in capital		26,805.7		30,226.6		701.3
Retained earnings		18,284.6		24,503.3		568.5
Statutory reserve		8,364.6		11,218.2		260.3
Deferred stock-based compensation		(19.5)		—		—
Accumulated other comprehensive income (loss)		(1,299.3)		(3,633.9)		(84.3)

Total shareholders’ equity		55,267.5		65,508.1		1,519.9

Total liabilities and shareholders’ equity	Rs.	790,969.4	Rs.	1,013,185.9	US$	23,507.7

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For each of the years ended March 31, 2005, 2006 and 2007

	Years ended March 31,
	2005		2006		2007		2007
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	16,431.4	Rs.	28,853.8	Rs.	46,823.5	US$	1,086.2
Trading securities		144.4		195.6		1,148.2		26.6
Available for sale securities, including dividend		11,399.1		12,969.6		19,408.0		450.3
Other		1,234.5		1,509.0		2,681.9		62.2

Total interest and dividend revenue		29,209.4		43,528.0		70,061.6		1,625.3

Interest expense:
Deposits		11,074.1		15,590.1		26,175.9		607.4
Short-term borrowings		1,759.4		3,469.7		4,800.4		111.4
Long term debt		390.2		562.0		2,164.8		50.2
Other		—		—		4.0		0.1

Total interest expense		13,223.7		19,621.8		33,145.1		769.1

Net interest revenue		15,985.7		23,906.2		36,916.5		856.2
Provision for credit losses		3,048.2		5,032.0		8,250.3		191.4

Net interest revenue after provision for credit losses		12,937.5		18,874.2		28,666.2		664.8

Non-interest revenue, net:
Fees and commissions		6,124.4		10,949.6		13,371.9		310.3
Trading securities gains (losses), net		(39.3)		(44.8)		(134.7)		(3.1)
Realized gain (losses) on sales of available for sale securities, net		194.3		420.3		(456.9)		(10.6)
Foreign exchange transaction gains		911.7		994.0		1,903.5		44.2
Derivative transaction gains (losses), net		204.0		(402.9)		165.1		3.8
Other, net		816.4		231.7		150.8		3.5

Total non-interest revenue, net		8,211.5		12,147.9		14,999.7		348.1

Total revenue, net		21,149.0		31,022.1		43,665.9		1,012.9

Non-interest expense:
Salaries and staff benefits		3,249.9		5,420.9		11,430.6		265.2
Premises and equipment		2,260.8		3,125.9		4,130.5		95.8
Depreciation and amortization		1,440.7		1,812.1		2,273.3		52.7
Administrative and other		4,462.5		7,487.9		9,591.7		222.5

Total non-interest expense		11,413.9		17,846.8		27,426.1		636.2

Income before income tax expense		9,735.1		13,175.3		16,239.8		376.7
Income tax expense		3,125.4		3,965.7		5,142.9		119.3

Net income before minority interest	Rs.	6,609.7	Rs.	9,209.6	Rs.	11,096.9	US$	257.4
Minority interest		—		22.5		57.2		1.3

Net income	Rs.	6,609.7	Rs.	9,187.1	Rs.	11,039.7	US$	256.1

Per share information: (See Note: 28)
Earnings per equity share—basic	Rs.	22.78	Rs.	29.45	Rs.	35.10	US$	0.81
Earnings per equity share—diluted	Rs.	22.60	Rs.	29.08	Rs.	34.60	US$	0.80
Per ADS information (where 1 ADS represents 3 shares): (See Note 28)
Earnings per ADS—basic	Rs.	68.34	Rs.	88.36	Rs.	105.30	US$	2.44
Earnings per ADS—diluted	Rs.	67.80	Rs.	87.24	Rs.	103.80	US$	2.41

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the years ended March 31, 2005, 2006 and 2007

	Years ended March 31,
	2005		2006		2007		2007
	(In millions)
Cash flows from operating activities:
Net income	Rs.	6,609.7	Rs.	9,187.1	Rs.	11,039.7	US$	256.1
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses (net)		3,048.2		5,032.0		8,250.3		191.4
Depreciation and amortization		1,440.7		1,812.1		2,273.3		52.7
Amortization of deferred stock based compensation		308.5		46.6		—		—
Amortization of deferred acquisition costs		3,008.8		1,523.2		3,597.1		83.5
Amortization of premium (discount) on investments		1,516.1		2,462.5		2,051.4		47.6
Other than temporary impairment of Investment		—		714.3		105.9		2.5
Provision for deferred income taxes		(213.5)		455.2		(675.9)		(15.7)
Share based compensation expense		—		—		976.3		22.7
(Gain) loss on securitization of loans		(622.5)		31.3		(52.5)		(1.2)
Net realized (gain) loss on sale of available for sale securities		(194.3)		(420.3)		456.9		10.6
Gain (loss) on disposal of property and equipment, net		(2.1)		(2.7)		10.5		0.2
Net change in:
Investments held for trading		4,955.3		(1,667.1)		(1,338.5)		(31.1)
Accrued interest receivable		(733.4)		(3,750.6)		(7,080.2)		(164.3)
Other assets		527.9		(12,162.5)		(25,813.5)		(598.8)
Accrued interest payable		1,677.6		2,421.1		8,771.6		203.5
Accrued expense and other liabilities		(19,582.3)		26,933.9		31,256.7		725.3

Net cash provided by operating activities		1,744.7		32,616.1		33,829.1		785.0

Cash flows from investing activities:
Net change in term placements		(5,134.3)		(1,544.2)		(2,572.1)		(59.7)
Purchase of subsidiary		—		155.8		—		—
Activity in available for sale securities:
Purchases		(153,898.8)		(170,373.4)		(214,645.5)		(4,980.2)
Proceeds from sales		96,986.1		62,820.2		156,310.3		3,626.7
Maturities, prepayments and calls		20,543.1		33,299.5		22,625.1		524.9
Activity in held to maturity securities:
Purchases		(11,888.8)		—		—		—
Maturities, prepayments and calls		10,792.0		—		—		—
Net change in repurchase options and reverse repurchase options		19,950.0		(4,200.0)		14,700.0		341.1
Proceeds from loans securitized		48,234.6		19,733.3		6,535.8		151.6
Loans purchased		(18,309.8)		(8,952.3)		(16,382.1)		(380.1)
Repayments on loans purchased		16,621.2		5,216.0		7,482.8		173.6
Increase in loans originated, net of principal collections		(127,777.5)		(159,840.8)		(147,290.9)		(3,417.4)
Additions to property and equipment		(2,442.8)		(3,752.9)		(3,245.1)		(75.3)
Proceeds from sale or disposal of property and equipment		9.5		51.5		20.7		0.5

Net cash used in investing activities		(106,315.5)		(227,387.3)		(176,461.0)		(4,094.3)

Cash flows from financing activities:
Net increase in deposits		59,480.5		193,762.9		125,042.6		2,901.2
Net increase (decrease) in short-term borrowings		38,014.9		13,597.6		20,667.0		479.5
Proceeds from issuance of debt		—		12,020.0		16,806.0		389.9
Repayments of debt		(1,057.9)		(19.5)		(1,104.4)		(25.6)
Proceeds from issuance of equity shares for options exercised		659.1		625.8		2,540.2		58.9
Proceeds from issuance of shares		12,747.6		—		—		—
Proceeds from applications received for shares pending allotment		423.3		—		—		—
Payment of dividends and dividend tax		(1,131.3)		(1,597.1)		(1,967.4)		(45.6)

Net cash provided by financing activities		109,136.2		218,389.7		161,984.0		3,758.3

Net change in cash and cash equivalents		4,565.4		23,618.5		19,352.1		449.0
Cash and cash equivalents, beginning of year		33,010.4		37,575.8		61,194.3		1,419.8

Cash and cash equivalents, end of year	Rs.	37,575.8	Rs.	61,194.3	Rs.	80,546.4	US$	1,868.8

Supplementary cash flow information:
Interest paid	Rs.	11,543.9	Rs.	17,200.7	Rs.	24,373.5	US$	565.5
Income taxes paid	Rs.	3,719.5	Rs.	5,421.6	Rs.	4,150.0	US$	96.3

Supplementary information on non cash transactions:
Investments transferred from held to maturity to available for sale category	Rs.	37,005.6	Rs.	—	Rs.	—	US$	—

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For each of the years ended March 31, 2005, 2006 and 2007

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Advance Received Pending Allotment Of Shares		Retained Earnings		Statutory Reserve		Deferred Stock-Based Compensation		Accumulated Other Comprehensive Income (loss)		Comprehensive income		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2004	282,844,438	Rs.	2,828.4	Rs.	12,527.3	Rs.	125.5	Rs.	9,057.1	Rs.	4,523.7	Rs.	(374.6)	Rs.	2,528.4			Rs.	31,215.8
Shares issued upon exercise of options	4,106,775		41.1		743.5		(125.5)												659.1
Shares issued in public offering	22,924,095		229.2		12,518.4														12,747.6
Dividends, including dividend tax									(1,131.3)										(1,131.3)
Advance received pending allotment of shares							423.3												423.3
Amortization of deferred stock-based compensation													308.5						308.5
Transfer to statutory reserve									(1,663.9)		1,663.9								—
Net income									6,609.7							Rs.	6,609.7		6,609.7
Unrealized gains on securities transferred from held to maturity to available for sale															558.9		558.9		558.9
Unrealized loss reclassified to earnings															(773.4)		(773.4)		(773.4)
Change in the unrealized net gain on available for sale securities, net of tax															(1,280.2)		(1,280.2)		(1,280.2)
Comprehensive income																Rs.	5,115.0

Balance at March 31, 2005	309,875,308	Rs.	3,098.7	Rs.	25,789.2	Rs.	423.3	Rs.	12,871.6	Rs.	6,187.6	Rs.	(66.1)	Rs.	1,033.7			Rs.	49,338.0

Shares issued upon exercise of options	3,267,100		32.7		1,016.5		(423.3)												625.9
Dividends, including dividend tax									(1,597.1)										(1,597.1)
Amortization of deferred stock-based compensation													46.6						46.6
Transfer to statutory reserve									(2,177.0)		2,177.0								—
Net income									9,187.1							Rs.	9,187.1		9,187.1
Unrealized gain reclassified to earnings															(80.6)		(80.6)		(80.6)
Change in the unrealized net gain on available for sale securities, net of tax															(2,252.4)		(2,252.4)		(2,252.4)
Comprehensive income																Rs.	6,854.1

Balance at March 31, 2006	313,142,408	Rs.	3,131.4	Rs.	26,805.7	Rs.	—	Rs.	18,284.6	Rs.	8,364.6	Rs.	(19.5)	Rs.	(1,299.3)			Rs.	55,267.5

Shares issued upon exercise of options	6,247,200		62.5		2,477.7														2,540.2
Dividends, including dividend tax									(1,967.4)										(1,967.4)
Adjustment on initial application of FAS 123 (R)					(33.1)								19.5						(13.6)
Transfer to statutory reserve									(2,853.6)		2,853.6								—
Net income									11,039.7							Rs.	11,039.7		11,039.7
Unrealized loss reclassified to earnings															378.9		378.9		378.9
Change in the unrealized net gain on available for sale securities, net of tax															(2,690.6)		(2,690.6)		(2,690.6)
Share based compensation					976.3														976.3
Application of FAS 158, net of tax															(22.9)				(22.9)
Comprehensive income																Rs.	8,728.0

Balance at March 31, 2007	319,389,608	Rs.	3,193.9	Rs.	30,226.6	Rs.	—	Rs.	24,503.3	Rs.	11,218.2	Rs.	—	Rs.	(3,633.9)			Rs.	65,508.1

Balance at March 31, 2007	319,389,608	US$	74.1	US$	701.3	US$	—	US$	568.5	US$	260.3	US$	—	US$	(84.3)			US$	1,519.9

See accompanying notes to consolidated financial statements

1. The Bank

HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulations Act, 1949. The Bank’s shares are listed on the Bombay Stock Exchange Ltd., The National Stock Exchange of India Limited and its ADSs are listed on the New York Stock Exchange.

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 21.6 % of the Bank’s equity as of March 31, 2007. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

After March 31, 2007, the Bank allotted to HDFC Limited a further 13.582 million shares on a preferential basis at a price of Rs. 1,023.49 per share. After March 31, 2007 the total number of shares issued pursuant to exercise of stock options till June 30, 2007 is 215,400 shares.

The Bank’s principal business activities are retail banking, wholesale banking and treasury operations. The Bank’s retail banking division provides a variety of deposit products as well as loans, credit cards, debit cards, third party mutual funds and insurance, investment advisory services, depositary services, trade finance, foreign exchange and derivative services and sale of gold bars. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading, foreign exchange, and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.

2. Summary of Significant Accounting Policies

a. Principles of Consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method, and the pro rata share of their income (loss) is included in income. Income from investments in other companies is recognized when dividends are received. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)). All significant inter-company accounts and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses; classification and valuation of investments; accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees and derivative financial instruments, and the presentation format and disclosures of the financial statements and related notes.

c. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses and the valuation of unquoted investments and derivatives.

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

All other securities including mortgage and asset-backed securities are actively managed as part of the Bank’s treasury operations. The issuers of such securities are either the government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.

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

g. Impairment of securities

Declines in the fair values of held to maturity and available for sale securities below their carrying values that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. The Bank identifies other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than carrying values and the financial condition and economic prospects of the issuer. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increases and where the Bank has the ability and intent to hold the security until the forecasted recovery.

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

The Bank also records unallocated allowance for its retail loans by product type. The Bank’s retail loan portfolio comprises groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, the Bank stratifies such loans based on the number of days past due and takes into account historical losses for such product, the nature of security available and loan to value ratios.

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

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed.

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

j. Sales/Transfer of Receivables

The Bank sells finance receivables to special purpose entities (“SPEs”) in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these SPEs, cash collateral and other credit and liquidity enhancements. Securitized receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings. The Bank also enters into securitisation transactions, which are similar to asset-backed securitization transactions through the SPE route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates.

Gains or losses from the sale of receivables are recognized in the income statement in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing by the Bank.

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

k. Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of fixed assets on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Buildings	1.61%
Leasehold improvements	Lower of asset life or period of lease
ATMs	12.50%
Very small aperture terminals (“VSATs”)	10.00%
Office equipment	16.21%
Computer equipment	33.33%
Automobiles	25.00%
Software and system development expenditure	25.00%
Assets at the residence of executives of the Bank	25.00%

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

m. Foreclosed or repossessed assets

Assets acquired through or in lieu of foreclosure or through repossession are generally held for sale and initially recorded at fair value on the date of foreclosure or repossession. On subsequent dates, such assets are periodically evaluated by management for changes in fair value, and are carried at the lower of the fair value on the date of foreclosure or repossession and the net realizable value on the balance sheet date. Net realizable value represents the anticipated sale price less the estimated costs of disposal. Revenues and expenses from the operation of such assets and changes in the fair value are recognised in earnings.

n. Income tax

Income tax expense/benefit consists of the current tax provision and the net change in the deferred tax asset or liability in the year.

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

Some of the provisions of tax laws that have been recently promulgated remain open to interpretations. The Bank uses a conservative estimate to make provisions for these taxes since no precedents exist or decided cases which could be used as points in reference.

o. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible.

Dividends are recognized when declared.

Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

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

q. Stock-Based Compensation

The Bank has implemented the provisions of SFAS No. 123(R) “Accounting for Stock-Based Compensation” with effect from April 1, 2006. Accordingly the fair value method is used to account for the compensation cost of stock options and awards granted to employees of the Bank with effect from April 1, 2006. The Bank elected the ‘modified prospective method’ as prescribed in SFAS 123 (R) and therefore the prior periods were not restated. Accordingly ‘modified prospective method’ was applied to new awards granted after April 1, 2006 and to unvested portion of previously granted stock options and awards.

Until March 31, 2006 had compensation cost for the Bank’s stock option plans been determined based on the fair value approach, the Bank’s net income and earnings per share would have been as per the proforma amounts indicated below:

		Years ended March 31,
		2005		2006
		(In millions, except per share amounts)
Net Income:	As reported	Rs.	6,609.7	Rs.	9,187.1
Add: Stock-based employee compensation expense included in net income	As reported		308.5		46.6
Less: Stock-based compensation expense determined under fair value based method:	Pro forma		(1,209.4)		(1,276.5)

Net Income:	Pro forma	Rs.	5,708.8	Rs.	7,957.2

Basic earnings per share	As reported	Rs.	22.78	Rs.	29.45
	Pro forma		19.68		25.51
Diluted earnings per share	As reported	Rs.	22.60	Rs.	29.08
	Pro forma		19.52		25.19
Basic earnings per ADS	As reported	Rs.	68.34	Rs.	88.36
	Pro forma		59.04		76.53
Diluted earnings per ADS	As reported	Rs.	67.80	Rs.	87.24
	Pro forma		58.56		75.56

The adoption of SFAS 123(R) has resulted in the recognition of stock compensation expense of Rs. 976.3 million for fiscal 2007. The impact on the consolidated financial statements of the Bank for fiscal 2007 due to the adoption of SFAS 123(R) using the modified prospective approach is given below:

	Years ended March 31,
	2007		2007
	(In millions, except per share amounts)
Income before income tax		Rs. (976.3)	US$	(22.7)
Net income		(976.3)		(22.7)
Cash flows from operating activities		(976.3)		(22.7)

Earnings per equity share—basic	Rs.	(3.10)	US$	(0.07)
Earnings per equity share—diluted		(3.06)		(0.07)
Earnings per ADS—basic		(9.30)		(0.22)
Earnings per ADS—diluted		(9.18)		(0.21)

The fair value of options have been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2005*	2006	2007
Dividend yield	—	0.7%	0.55%
Expected volatility	—	21.25%	31.75%
Risk—free interest rate
ESOS Plan	—	6.1%-6.6%	7.8%-7.9%
Expected lives:
ESOS Plan	—	1-7 yrs	1-5 yrs

*	No options were granted in the year 2005.

r. Debt issuance costs

Issuance costs of long-term debt are amortized over the tenure of the debt.

s. Earnings per share

Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats advances received from optionees who exercise their options as issued shares even if the administrative formalities of allocating equity shares have not been completed. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method, except where the result would be anti-dilutive. The Bank also reports basic and diluted earnings per ADS, where each ADS represents three equity shares. Earnings per ADS have been computed as earnings per equity share multiplied by the number of equity shares per ADS. A reconciliation of the number of shares used in computing earnings per share has been provided in Note 28.

t. Segment information

The Bank operates in three reportable segments, namely retail banking, wholesale banking and treasury services. Segment-wise information has been provided in Note 24.

u. Derivative Financial Instruments

The Bank recognizes all derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them at fair value, unless those instruments qualify to be accounted for as hedge contracts. The Bank has not designated any derivatives as hedges. As such, all changes in fair value of derivative instruments are recognized in net income in the period of change.

The Bank enters into forward exchange contracts, currency swaps and currency options with its customers and typically transfers such customer exposures in the inter-bank foreign exchange markets. The Bank also enters into such instruments to cover its own foreign exchange exposures. All such instruments are carried at fair value, determined based on market quotations.

The Bank enters into rupee interest rate swaps for its own account. The Bank also enters into interest rate currency swaps and cross currency interest rate swaps with its customers and typically lays these off in the inter-bank market. Such contracts are carried on the balance sheet at fair value, based on market quotations where available or priced using market determined yield curves.

v. Recently issued accounting pronouncements not yet effective

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments” which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation in accordance with SFAS 133. The statement is effective as of April 1, 2007. The adoption of SFAS no. 155 is not expected to have a material impact on the bank’s future financial position or results of operation.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets, an amendment to FASB Statement No. 140”, which permits but does not require an entity to account for one or more classes of servicing rights at fair value, with changes in fair value recorded in Consolidated Statement of Income. The statement is effective April 1, 2007. The Bank does not expect that the adoption of the above mentioned new accounting pronouncement will have a material impact on the bank’s future financial position or results of operation.

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

In February, 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (including an amendment of FASB Statement No. 115). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The unrealized gains and losses on items for which the fair value option has been elected is to be reported in earnings. SFAS 159 is effective from an entity’s first year beginning after 15 November 2007. The bank is currently evaluating this standard to determine whether it will have a material effect on the bank’s future financial position or results of operation.

In June 2006, the FASB issued FIN No. 48, “Accounting for uncertainty in Income Taxes- an interpretation of FASB statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return besides it also provides guidance on several other similar issues. This interpretation is effective for fiscal years beginning after December 2006. The Bank does not expect that the adoption of FIN No. 48 will have a material impact on the bank’s future financial position or results of operation.

w. Convenience Translation

The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2007 have been translated into U.S. dollars at U.S.$1.00 = Rs. 43.10 based on the noon buying rate for cable transfers on March 30, 2007 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2006 and 2007 include balances of Rs. 27,989.0 million, Rs. 44,359.7 million respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 7 years.

5. Investments, held for trading

The portfolio of trading securities at March 31, 2006 and 2007 is as follows:

	As of March 31, 2006
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6

Total	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6

	As of March 31, 2007
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	1,639.3	Rs.	3.5	Rs.	5.0	Rs.	1,637.8

Total Debt Securities		1,639.3		3.5		5.0		1,637.8
Mutual fund units		2,644.2		2.5		0.4		2,646.3

Total	Rs.	4,283.5	Rs.	6.0	Rs.	5.4	Rs.	4,284.1

Total	US$	99.4	US$	0.1	US$	0.1	US$	99.4

6. Investments, available for sale

The portfolio of available for sale securities at March 31, 2006 and 2007 is as follows:

	As of March 31, 2006
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	189,200.9	Rs.	405.1	Rs.	1,945.0	Rs.	187,661.0
Securities issued by Government of India sponsored institutions		27,772.2		105.1		450.8		27,426.5
State government securities		459.4		0.1		12.1		447.4
Securities issued by state government sponsored institutions		315.0		6.7		0.3		321.4
Credit substitutes (See Note 8)		9,625.6		170.6		44.9		9,751.3
Corporate bonds		150.0		—		0.9		149.1

Debt securities		227,523.1		687.6		2,454.0		225,756.7
Mortgage-backed securities		17,158.8		90.7		194.7		17,054.8
Asset-backed securities		27,338.6		34.5		247.0		27,126.1
Equity securities		275.3		54.1		3.9		325.5
Mutual fund units		3,187.1		6.8		—		3,193.9

Total	Rs.	275,482.9	Rs.	873.7	Rs.	2,899.6	Rs.	273,457.0

Securities with gross unrealized losses							Rs.	197,275.2
Securities with gross unrealized gains								76,181.8

							Rs.	273,457.0

	As of March 31, 2007
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities		Rs. 234,077.0		Rs. 319.8		Rs. 5,182.8		Rs. 229,214.0
Securities issued by Government of India sponsored institutions		29,517.3		104.5		462.4		29,159.4
State government securities		447.4		—		19.5		427.9
Securities issued by state government sponsored institutions		716.8		—		7.9		708.9
Credit substitutes (See Note 8)		6,893.0		21.0		155.0		6,759.0
Other corporate/financial institution bonds		749.0		—		12.2		736.8

Debt securities		272,400.5		445.3		5,839.8		267,006.0
Mortgage-backed securities		14,801.3		88.7		175.6		14,714.4
Asset-backed securities		22,365.7		24.8		164.5		22,226.0
Equity securities		173.3		126.6		15.2		284.7
Mutual fund units		10.0		—		—		10.0

Total		Rs. 309,750.8		Rs. 685.4		Rs. 6,195.1		Rs. 304,241.1

Total	US$	7,186.8	US$	15.9	US$	143.7	US$	7,059.0

Securities with gross unrealized losses								Rs. 240,292.1
Securities with gross unrealized gains								63,949.0

								Rs. 304,241.1

							US$	7,059.0

Investments include Rs. 90,102.5 million as of March 31, 2006 and Rs. 119,824.7 million as of March 31, 2007 respectively, which have been kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS). These have been kept with the Clearing Corporation of India Limited and RBI.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near term prospects of the issuer, and the Bank’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 105.9 million (US$ 2.5 million) (previous year Rs. 714.3 million) as other than temporary impairment in fiscal 2007. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2007 are temporary in nature. The Bank’s review of impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other-than temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

The gross unrealized losses and fair value of available for sale securities at March 31, 2007 is as follows:

	As of March 31, 2007
	Less Than 12 Months				12 Months or Greater
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
	(In millions)
Government of India securities		Rs. 10,925.9		Rs. 177.4	Rs.	169,976.0	Rs.	5,005.4
Securities issued by Government of India sponsored institutions		6,052.8		54.4		18,713.2		408.0
State government securities		0.1		—		427.1		19.5
Securities issued by state government sponsored institutions		704.3		7.9		—		—
Credit substitutes (See Note 8)		4,525.1		125.4		1,118.4		29.6
Other corporate/financial institution bonds		736.8		12.2		—		—

Debt securities		22,945.0		377.3		190,234.7		5,462.5
Mortgage-backed securities		2,997.5		39.6		4,908.3		136.0
Asset-backed securities		7,822.3		26.4		11,376.8		138.1
Equity securities		7.5		15.2		—		—

Total		Rs. 33,772.3		Rs. 458.5	Rs.	206,519.8		Rs. 5,736.6

Total	US$	783.6	US$	10.6	US$	4,791.6	US$	133.1

The contractual residual maturity of available for sale debt securities as of March 31, 2007 is set out below:

	As of March 31, 2007
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	19,807.2	Rs.	19,758.6	US$	458.4
Over one year through five years		162,252.0		158,927.4		3,687.4
Over five years through ten years		70,309.7		69,109.5		1,603.5
Over ten years		20,031.6		19,210.5		445.7

Total	Rs.	272,400.5	Rs.	267,006.0	US$	6,195.0

AFS investments of Rs. 188,108.4 million and Rs. 229,641.9 million as of March 31, 2006 and March 31, 2007, respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.

Gross realized gains and gross realized losses from sales of such securities and dividends and Interest on available for sale securities are set out below:

	Year ended March 31,
	2005		2006		2007		2007
	(In millions)
Gross realized gains on sale	Rs.	1,349.9	Rs.	694.3	Rs.	297.6	US$	6.9
Gross realized losses on sale		(1,155.6)		(274.0)		(754.5)		(17.5)

Realized gains (losses), net		194.3		420.3		(456.9)		(10.6)
Dividends and interest		10,605.7		12,969.6		19,408.0		450.3

Total	Rs.	10,800.0	Rs.	13,389.9	Rs.	18,951.1	US$	439.7

7. Investments, held to maturity

There were no HTM securities as of March 31, 2006 and March 31, 2007.

Interest on held to maturity securities was Rs. 793.4 million for the year ended March 31, 2005.

In the year ended March 31, 2005, because interest rates were rising in the Indian market, the Bank elected to transfer investments with a fair value of Rs. 11.2 billion from its HTM portfolio to its AFS portfolio because these investments were yielding higher than prevailing market yields. This transfer was permitted by RBI regulations. However, under U.S. GAAP, the Bank’s HTM portfolio was deemed “tainted” and the Bank was required to re-classify the remaining HTM portfolio as AFS securities. The Bank is not permitted to establish a new HTM portfolio under U.S. GAAP until after March 31, 2007 and, accordingly, the Bank’s investment classification under U.S. GAAP and Indian GAAP could vary materially in the future.

This reclassification resulted in an increase to shareholders’ equity of Rs. 1,222.2 million and had no impact on net income during the year ended March 31, 2005.

8. Credit Substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2006, March 31, 2007 are as follows:

	As of March 31,
	2006				2007
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	9,183.0	Rs.	9,308.1	Rs.	6,415.5	Rs.	6,382.4
Preferred shares		442.6		443.2		378.1		277.2
Commercial paper		—		—		99.4		99.4

Total	Rs.	9,625.6	Rs.	9,751.3	Rs.	6,893.0	Rs.	6,759.0

					US$	159.9	US$	156.8

The bank has no credit substitutes in the held to maturity category.

The fair values of credit substitutes have been analyzed as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Performing	Rs.	9,751.3	Rs.	6,759.0	US$	156.8
Impaired—gross balance		95.4		95.4		2.2
Less amounts provided for other than temporary impairments		(95.4)		(95.4)		(2.2)

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	9,751.3	Rs.	6,759.0	US$	156.8

Impaired credit substitutes as of March 31, 2006 and March 31, 2007:

	As of March 31,
	2006		2007		2007
	(In millions)
Gross impaired credit substitutes:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		95.4		95.4		2.2

Total	Rs.	95.4	Rs.	95.4	US$	2.2

Gross impaired credit substitutes by industry:
—Electronics	Rs.	95.4	Rs.	95.4	US$	2.2

Total	Rs.	95.4	Rs.	95.4	US$	2.2

Average impaired credit substitutes	Rs.	92.4	Rs.	95.4	US$	2.2

Interest foregone on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	—	Rs.	—	US$	—

As of March 31, 2007, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

9. a. Securities purchased under resell agreements

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2006 and March 31, 2007 are Rs. 4,200.0 million, and Rs. nil respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately from investments and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2006 and March 31, 2007 are Rs. nil and Rs. 10,500.0 million respectively.

10. Loans

Loan balances include Rs. 47,100.0 million and Rs. 68,094.0 million as of March 31, 2006 and March 31, 2007 for assets which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2006 and March 31, 2007 are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Retail Loans:
Auto loans	Rs.	51,184.4	Rs.	87,701.2	US$	2,034.8
Commercial vehicle and construction equipment finance		43,613.2		52,070.6		1,208.1
Personal loans		47,775.6		57,370.6		1,331.1
Loans against securities		17,669.8		12,720.3		295.1
Two-wheeler loans		19,661.2		22,340.1		518.3
Retail business banking		29,291.6		54,374.4		1,261.6
Credit cards		13,758.0		20,104.9		466.5
Other retail loans		6,347.6		11,924.0		276.8

Subtotal	Rs.	229,301.4	Rs.	318,606.1	US$	7,392.3
Wholesale loans:
Working capital finance	Rs.	78,693.4	Rs.	76,421.6	US$	1,773.1
Term loans		92,932.8		149,717.7		3,473.7

Sub total	Rs.	171,626.2	Rs.	226,139.3	US$	5,246.8

Gross loans		400,927.6		544,745.4		12,639.1
Less: Allowance for credit losses		5,653.3		8,014.5		185.9

Total	Rs.	395,274.3	Rs.	536,730.9	US$	12,453.2

The contractual residual maturity of gross loans as of March 31, 2007 is set out below:

	As of March 31, 2007
	Working Capital Finance		Term Loans		Retail Loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	41,995.1	Rs.	83,051.3	Rs.	127,572.3	Rs.	252,618.7
Over one year through five years		34,426.5		41,835.9		181,021.0		257,283.4
After five years through ten years		—		24,830.5		10,012.8		34,843.3

Total gross loans	Rs.	76,421.6	Rs.	149,717.7	Rs.	318,606.1	Rs.	544,745.4

	US$	1,773.1	US$	3,473.7	US$	7,392.3	US$	12,639.1

Gross loans analyzed by performance are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Performing	Rs.	396,144.1	Rs.	538,489.8	US$	12,494.0
Impaired		4,783.5		6,255.6		145.1

Total gross loans	Rs.	400,927.6	Rs.	544,745.4	US$	12,639.1

Impaired loans as of March 31, 2006 and 2007 by facility are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Retail loans	Rs.	3,193.5	Rs.	4,785.7	US$	111.0
Wholesale loans		1,590.0		1,469.9		34.1

Gross impaired loans		4,783.5		6,255.6		145.1
Less: Specific allowance for credit losses		3,204.6		4,224.2		98.0

Impaired loans, net of specific allowance	Rs.	1,578.9	Rs.	2,031.4	US$	47.1

Gross impaired loans:
—without valuation allowance	Rs.	1,578.9	Rs.	2,031.4	US$	47.1
—with valuation allowance		3,204.6		4,224.2		98.0

Total	Rs.	4,783.5	Rs.	6,255.6	US$	145.1

Gross impaired loans:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		4,783.5		6,255.6		145.1

Total	Rs.	4,783.5	Rs.	6,255.6	US$	145.1

Gross impaired loans by industry:
—Automotive	Rs.	954.4	Rs.	642.9	US$	14.9
—Land Transport		347.9		266.7		6.2
— Textiles		313.7		219.8		5.1
—Others (none > than 5% of impaired loans)		3,167.5		5,126.2		118.9

Total	Rs.	4,783.5	Rs.	6,255.6	US$	145.1

Summary information relating to impaired loans as of March 31, 2005, 2006 and 2007 is as follows:

	As of March 31,
	2005		2006		2007		2007
	(In millions)
Average impaired loans, net of allowance	Rs.	430.7	Rs.	1,085.1	Rs.	1,805.1	US$	41.9
Interest foregone on impaired loans	Rs.	216.7	Rs.	208.5	Rs.	198.3	US$	4.6
Interest income recognized on impaired loans	Rs.	0.6	Rs.	5.3	Rs.	15.9	US$	0.4
Interest income recognized on impaired loans on a cash basis	Rs.	0.6	Rs.	5.3	Rs.	15.9	US$	0.4

As of March 31, 2007, the Bank had no additional funds committed to borrowers whose loans were impaired.

Changes in the allowance for credit losses are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Specific allowance for credit losses, beginning of period	Rs.	3,492.8	Rs.	3,204.6	US$	74.3
Gross provision for credit losses		4,804.1		6,980.8		162.0
Allowance no longer required due to:
Cash recoveries		(275.1)		(72.1)		(1.7)
Write-offs		(4,817.2)		(5,889.1)		(136.6)

Specific allowance for credit losses, end of period	Rs.	3,204.6	Rs.	4,224.2	US$	98.0

Unallocated allowance for credit losses, beginning of period		1,945.7		2,448.7		56.8
Additions during the period		503.0		1,341.6		31.1

Unallocated allowance for credit losses, end of period		2,448.7		3,790.3		87.9

Total allowance for credit losses, end of period	Rs.	5,653.3	Rs.	8,014.5	US$	185.9

Interest and fees on loans by facility are as follows:

	Years ended March 31,
	2005		2006		2007		2007
	(In millions)
Wholesale	Rs.	8,126.6	Rs.	13,989.4	Rs.	17,161.5	US$	398.1
Retail loans		8,304.8		14,864.4		29,662.0		688.1

Total	Rs.	16,431.4	Rs.	28,853.8	Rs.	46,823.5	US$	1,086.2

11. Sales/Transfer of Loans

The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to SPEs for sales that were completed during the years ended March 31, 2005, March 31, 2006 and March 31, 2007:

	Years ended March 31,
	2005		2006		2007		2007
	(In millions)
Sale consideration from new securitizations/transfer	Rs.	48,660.0	Rs.	19,733.3	Rs.	6,535.8	US$	151.6
Less: Book value of finance receivables derecognized		48,022.2		19,752.9		6,467.1		150.0
Less: Estimated costs of servicing		15.3		11.7		16.2		0.4

Pre-tax gains(loss) on securitizations	Rs.	622.5	Rs.	(31.3)	Rs.	52.5	US$	1.2

Cash flow information
Collections against securitized receivables	Rs.	12,635.7	Rs.	28,902.8	Rs.	26,030.2	US$	603.9
Payments made to SPEs	Rs.	10,666.2	Rs.	28,861.6	Rs.	26,213.5	US$	608.2
Cash flows on retained interests	Rs.	328.8	Rs.	304.7	Rs.	231.6	US$	5.4

The Bank has relied upon market information and its past experience for the purpose of determining the assumptions below. Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2006 and March 31, 2007 as of the dates of such sales were as follows:

	For the year ended March 31, 2006	For the year ended March 31, 2007
Key assumptions: (rates per annum)
Annual prepayment rate	6.0%	5.0%
Expected credit losses	0.5%	0.8%

Credit losses and prepayment losses as a percentage to the gross loans disbursed are estimated on the basis of historical losses on a similar portfolio.

Other key disclosures are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Finance receivables held by SPEs	Rs.	40,593.4	Rs.	20,262.4	US$	470.1
Delinquencies		408.2		522.9		12.1
Credit losses		183.5		317.2		7.4
Retained interest in sold receivables, consisting of subordinated securities		669.8		362.3		8.4

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2006 and March 31, 2007, to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2006		2007		2007
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	0.6	Rs.	0.5	US$	0.0
Impact of 20% adverse change		1.2		1.0		0.0
Expected credit losses:
Impact of 10% adverse change		18.4		17.2		0.4
Impact of 20% adverse change		36.7		34.3		0.8

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

The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2006 and 2007 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2006
Category	Gross Loans		Fair Values Of Credit Substitutes		Total		%
	(In millions, except percentages)
Automotive manufacturers	Rs.	40,970.3	Rs.	38.0	Rs.	41,008.3	10.0%
Land transport		36,841.6		—		36,841.6	9.0
Trade		14,357.2		39.6		14,396.8	3.5
Activities allied to Agriculture		11,559.7		—		11,559.7	2.8
Engineering		10,659.7		303.7		10,963.5	2.7
NBFC/Other Financial Intermediaries		10,430.3		346.8		10,777.1	2.6
Telecommunications		5,217.1		3,671.3		8,888.4	2.2
Others (none > than 2%)		270,891.7		5,351.9		276,243.5	67.2

Total	Rs.	400,927.6	Rs.	9,751.3	Rs.	410,678.9	100%

	As of March 31, 2007
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Land Transport	Rs.	61,407.3	Rs.	—	Rs.	61,407.3	US$	1,424.7	11.1%
Activities allied to Agriculture		27,237.3		—		27,237.3		632.0	4.9
Trade		26,364.3		40.6		26,404.9		612.6	4.8
Automotive manufacturers		26,165.0		—		26,165.0		607.1	4.7
Food Processing		13,586.0		—		13,586.0		315.2	2.5
Engineering		12,912.7		98.1		13,010.8		301.9	2.4
Fertilisers		12,081.9		202.9		12,284.8		285.0	2.2
Others (none > than 2%)		364,990.9		6,417.4		371,408.3		8,617.4	67.4

Total	Rs.	544,745.4	Rs.	6,759.0	Rs.	551,504.4	US$	12,795.9	100.0%

The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Western India (including Mumbai), comprising 39.0% and 42.4 % of the total loan and credit substitute security portfolio as of March 31, 2006 and March 31,2007 respectively. While such borrowers are based in Western India they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Western India.

Loan and credit substitute exposures as of March 31, 2006 and 2007 based on the region in which the instruments are originated are as follows (which may be or may not be where funds are used):

	As of March 31, 2006
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	80,051.8	Rs.	7,305.6	Rs.	87,357.4	21.3%
Western region, other than Mumbai		72,151.2		482.8		72,634.0	17.7
Northern region		97,010.2		1,664.4		98,674.6	24.0
Eastern region		35,416.8		—		35,416.8	8.6
Southern region		116,297.6		298.5		116,596.1	28.4

Total	Rs.	400,927.6	Rs.	9,751.3	Rs.	410,678.9	100.0%

	As of March 31, 2007
Region of origination	Gross Loans	Fair Values Of Credit Substitutes	Total Exposure	Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.145,208.5	Rs.5,835.2	Rs.151,043.7	US$	3,504.4	27.4%
Western region, other than Mumbai	82,387.3	262.2	82,649.5		1,917.6	15.0
Northern region	130,775.0	502.4	131,277.4		3,045.9	23.8
Eastern region	36,258.6	—	36,258.6		841.3	6.6
Southern region	150,116.0	159.2	150,275.2		3,486.7	27.2

Total	Rs.544,745.4	Rs.6,759.0	Rs.551,504.4	US$	12,795.9	100.0%

The Bank’s exposures to its ten largest borrowers as of March 31, 2007, computed as per RBI guidelines, which include the aggregate of the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, are as follows:

	March 31, 2006						March 31, 2007
	Funded Exposure		Non- Funded Exposure		Total Exposure		Funded Exposure		Non- Funded Exposure		Total Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	11,991.4	Rs.	—	Rs.	11,991.4	Rs.	14,819.8	Rs.	—	Rs.	14,819.8	US$	343.8
Borrower 2		—		—		—		8,106.8		631.6		8,738.4		202.7
Borrower 3		113.8		4,600.7		4,714.5		871.2		7,000.0		7,871.2		182.6
Borrower 4		6,000.0		—		6,000.0		5,900.0		—		5,900.0		136.9
Borrower 5		—		—		—		3,866.2		1,420.0		5,286.2		122.6
Borrower 6		—		—		—		4,620.2		520.0		5,140.2		119.3
Borrower 7		3,181.8		1,000.0		4,181.8		3,997.2		1,000.0		4,997.2		115.9
Borrower 8		—		—		—		1,635.1		3,247.1		4,882.2		113.3
Borrower 9		4,845.2		—		4,845.2		4,555.0		—		4,555.0		105.7
Borrower 10	Rs.	—	Rs.	—	Rs.	—	Rs.	3618.6	Rs.	—	Rs.	3618.6	US$	84.0

Information in respect of earlier years is not provided for the above borrowers if they were then not among the top ten exposures.

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Land and premises	Rs.	3,145.0	Rs.	3,677.1	US$	85.3
Software and systems		2155.3		2,636.1		61.2
Equipment and furniture		10,472.6		13,416.4		311.2

Property and equipment, at cost		15,772.9		19,729.6		457.7
Less: Accumulated depreciation		7,058.3		9,332.0		216.5

Property and equipment, net	Rs.	8,714.6	Rs.	10,397.6	US$	241.2

Depreciation charged for the years ended March 31, 2005, 2006 and 2007 was Rs. 1,440.7 million, Rs. 1,812.1 million and Rs. 2,273.3 million (US$ 52.7 million), respectively.

14. Other assets

Other assets include the following:

	As of March 31,
	2006		2007		2007
	(In millions)
Checks in the course of collection	Rs.	91.7	Rs.	65.9	US$	1.5
Security deposits for leased property		1,089.9		1,292.0		30.0
Sundry accounts receivable		3,763.1		4,129.4		95.8
Advance tax (net of provision for taxes)		3,487.8		4,430.2		102.8
Advances		836.5		560.0		13.0
Prepaid expenses		3,336.4		543.0		12.6
Restricted cash/ securitization margin for credit enhancement and securitized transactions		443.9		1465.1		34.0
Fair value of derivatives and foreign exchange		9,161.0		29,924.0		694.1
Other		4,066.9		6017.5		139.6

Total	Rs.	26,277.2	Rs.	48,427.1	US$	1,123.4

15. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest- bearing. Deposits as of March 31, 2006 and 2007 are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Interest-bearing:
Savings deposits	Rs.	161,857.9	Rs.	195,847.9	US$	4,544.0
Time deposits		248,323.3		288,695.0		6,698.3

Total interest-bearing deposits		410,181.2		484,542.9		11,242.3
Non-interest bearing deposits		147,124.2		197,805.1		4,589.4

Total	Rs.	557,305.4	Rs.	682,348.0	US$	15,831.7

As of March 31, 2006 and March 31, 2007, time deposits of Rs. 154,259.1 million and Rs. 167,856.9 million, respectively, have a residual maturity of less than one year. The balance of the deposits mature between one and five years.

As of March 31, 2006 and March 31, 2007, time deposits in excess of Rs. 0.1 million aggregated Rs. 226,729.8 million and Rs. 255,223.7 million, respectively.

16. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2006 and March 31, 2007 are comprised of the following:

	As of March 31,
	2006		2007		2007
	(In millions)
Borrowed in the call market	Rs.	12,725.1	Rs.	7,987.4	US$	185.3
Term borrowings from institutions/banks		503.3		2,050.0		47.6
Foreign currency borrowings		14,477.0		17,341.0		402.3
Bills rediscounted		30,100.0		23,924.0		555.1
Interbank risk participation		17,000.0		44,170.0		1,024.8

Total	Rs.	74,805.4	Rs.	95,472.4	US$	2,215.1

Total borrowings outstanding:
Maximum amount outstanding	Rs.	100,008.2	Rs.	119,785.7	US$	2,779.3

Average amount outstanding	Rs.	73,569.3	Rs.	75,391.1	US$	1,749.2

Weighted average interest rate		4.8%		6.4%		6.4%

17. Long-term debt

Long-term debt as of March 31, 2006 and March 31, 2007 is comprised of the following:

	As of March 31,
	2006		2007		2007
	(In millions)
Subordinated debt	Rs.	17,020.0	Rs.	32,826.0	US$	761.6
Others		879.9		775.5		18.0

Total	Rs.	17,899.9	Rs.	33,601.5	US$	779.6

The scheduled maturities of long-term debt are set out below:

	As of March 31,
	2007		2007
	(In millions)
Due in the fiscal year ending March 31:
2008	Rs.	289.8	US$	6.7
2009		191.2		4.5
2010		—		—
2011		294.5		6.8
2012		—		—
Thereafter (1)		30,826.0		715.2

Total	Rs.	31,601.5	US$	733.2

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

The Bank issued unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. The Bank issued three tranches of subordinated debt securities during calendar years 1998, 1999 and 2001 at coupon rates of 13.0%, 13.75% and 11.00%, respectively. The 1998 tranche was repaid at maturity in fiscal 2004. The 1999 and 2001 tranches were repaid in fiscal 2007.

During fiscal 2007, the Bank raised Rs. 6,359.0 million as Upper Tier II capital at an annualized coupon ranging between 8.80 % to 9.20%. The Bank also raised foreign currency borrowing of USD 100 million as Upper Tier II capital at an annualized coupon rate of 6-month USD LIBOR plus 120 bps. The bank raised Rs. 4,100.0 million as Lower Tier II capital at an annualized coupon ranging between 8.45% to 9.10%. The Bank raised a further Rs. 2,000.0 million as unsecured non-convertible subordinated perpetual bonds (Innovative perpetual debt instruments) in the nature of debentures for inclusion as Tier I capital at an annualized coupon 9.92 % payable semi annually.

Based on the balance term to maturity as at March 31, 2007, 100% of the book value of subordinated debt (lower tier II capital) and upper tier II capital is considered as Tier 2 capital for the purpose of capital adequacy computation.

Other long-term debt includes foreign currency borrowings from Citibank and a loan from the Indian Renewable Energy Development Authority used to finance solar equipment.

18. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below.

	As of March 31,
	2006		2007		2007
	(In millions)
Bills payable	Rs.	20,795.8	Rs.	36,580.8	US$	848.7
Remittances in transit		28,206.6		25,793.1		598.4
Accrued expenses		987.2		3,253.0		75.5
New account deposits		5,982.6		1,707.8		39.6
Accounts payable		8,640.9		8,224.2		190.8
Fair value on derivatives and foreign exchange		8,806.6		27,317.3		633.8
Others		3,782.1		5,522.4		128.2

Total	Rs.	77,201.8	Rs.	108,398.6	US$	2,515.0

19. Income taxes

The income tax expense comprises the following:

	Years ended March 31,
	2005		2006		2007		2007
	(In millions)
Current income tax expense	Rs.	3,338.9	Rs.	3,622.2	Rs.	5,818.8	US$	135.0
Deferred income tax (benefit) expense		(213.5)		343.5		(675.9)		(15.7)

Income tax expense	Rs.	3,125.4	Rs.	3,965.7	Rs.	5,142.9	US$	119.3

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2005		2006	2007	2007
	(In millions)
Net income before taxes	Rs.	9,735.1	Rs.13,175.3	Rs.16,239.8	US$	376.7
Effective statutory income tax rate		36.59%	33.66%	33.66%		33.66%
Expected income tax expense		3,562.3	4,434.8	5,466.3		126.8
Adjustments to reconcile expected income tax to actual tax expense:
Permanent differences:
Stock-based compensation (net of forfeitures)		113.5	15.7	324.0		7.5
Income exempt from taxes		(504.7)	(531.2)	(648.8)		(15.0)
Other, net		(66.2)	39.4	1.4		—
Effect of change in statutory tax rate		20.5	7.0	—		—

Income tax expense	Rs.	3,125.4	Rs. 3,965.7	Rs. 5,142.9	US$	119.3

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	1,696.9	Rs.	2,387.7	US$	55.4
Unrealized loss on securities available for sale		681.9		2,085.3		48.4
Other		607.8		975.9		22.7

Deferred tax asset		2,986.6		5,448.9		126.5

Taxable temporary differences:
Property and equipment		822.5		854.0		19.8
Unrealized gain on securities available for sale		185.9		492.2		11.5
Loan origination cost		961.1		1,165.2		27.0

Deferred tax liability		1,969.5		2,511.4		58.3

Net deferred tax (asset) liability	Rs.	(1,017.1)	Rs.	(2,937.5)	US$	(68.2)

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.

For the years ended March 31, 2006 and 2007 the Bank has recorded income tax expense of Rs. 3,965.7 million and Rs. 5,142.9 million using an annual effective tax rate of 30.1% and 31.6% respectively.

20. Stock-based compensation

The stock-based compensation plans of the Bank are as follows:

Employees Stock Option Scheme:

The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B” and in June 2005 Plan “C” of the Employees’ Stock Option Scheme (the “Plan”). Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share. The Bank reserved 10 million equity shares, with an aggregate nominal value of Rs. 100 million, for issuance under each Plan.

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

Such options vest at the discretion of the Compensation Committee, subject to a maximum vesting not exceeding five years, set forth at the time the grants are made. Such options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, as set forth at the time of the grant. In June 2007 the Bank approved the offer and allotment of 15.0 million equity stock options, convertible into one equity shares of Rs. 10/- each aggregating to nominal face value of Rs. 150.0 million under the new Employee Stock Option Scheme(s) to the existing and new employees and Directors of the Bank. The Compensation Committee has since approved to grant in aggregate a total of 8,305,500 options for the employees of the Bank under schemes X, XI and XII respectively.

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted
	Years ending March 31,
	2005	2006	2007
Options available to be granted, beginning of year	1,585,800	3,432,200	6,876,900
Equity shares allocated for grant under the plan	—	10,000,000	—
Options granted	—	(8,097,300)	(6,633,300)
Forfeited/lapsed	1,846,400	1,542,000	2,666,200

Options available to be granted, end of year	3,432,200	6,876,900	2,909,800

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2005			2006			2007
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	14,319,400	Rs.	325.42	10,313,500	Rs.	344.88	13,601,700	Rs.	503.18
Granted	—		—	8,097,300		630.60	6,633,300		994.85
Exercised	(2,159,500)		215.73	(3,267,100)		321.19	(6,247,200)		406.61
Forfeited	(1,846,400)		345.01	(1,542,000)		499.10	(2,666,200)		679.11

Options outstanding, end of year	10,313,500	Rs.	344.88	13,601,700	Rs.	503.18	11,321,600	Rs.	803.10

Options exercisable, end of year	2,618,400	Rs.	297.56	1,898,500	Rs.	342.18	1,690,000	Rs.	498.89

Weighted average fair value of options granted during the year		Rs.	—		Rs.	630.60		Rs.	994.85

The following summarizes information about stock options outstanding as of March 31, 2007

		As of March 31, 2007
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life*	Weighted Average Exercise Price
Plan A	Rs.225.43 to Rs.226.96 (or US$5.2 to US$ 5.3 )	9,100	—	Rs.226.71
Plan B	Rs. 358.60 to Rs. 366.30 (or US$ 8.3 to US$ 8.5)	813,600	—	361.53
Plan C	Rs. 630.60 to Rs. 994.85(US$ 14.6 to US$23.1)	10,498,900	1.40	837.82

*	Weighted average remaining life is computed for non-vested shares based on the total number of shares arising out of option.

The intrinsic value of options exercised during the year ended March 31, 2005, 2006 and 2007 was Rs. 14.7 million, Rs. 47.1 million and Rs. 77.8 million respectively. Aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2007 was Rs. 58.9 million and Rs. 12.6 million respectively. As at March 31, 2007, the total estimated compensation cost to be recognized in future periods is Rs. 1,513.2 million.

Employees Welfare Trust

The Bank established an Employees Welfare Trust (the “EWT”) in 1994 for the benefit of the Bank’s employees. The EWT borrowed funds from third parties and subscribed to an aggregate of 10,000,000 equity shares of the Bank at the same price as available to other shareholders, and from time to time, also made open market purchases of shares. In pursuance of the Trust’s objectives, grants were allotted to employees, directors and advisors at prices designated by the trustees. The vesting period varied at the discretion of the trustees from grant to grant, but was generally between 12 and 24 months.

The Bank accounted for the equity shares of the Bank held by the EWT as treasury shares until transferred and reported the external borrowings of the EWT as borrowings of the Bank. Consequently, dividends paid to the EWT were eliminated, and the interest cost incurred by the EWT and stock based compensation were charged as an expense by the Bank. The Bank recognized deferred stock-based compensation on each grant as the difference between the closing price on The Bombay Stock Exchange Ltd., and the applicable grant price. The Bank recognized stock-based compensation expense under this scheme of Rs. 113.7 million and, Rs. 213.9 million for the years ended March 31, 2004 and 2005 respectively. In fiscal 2006, there were no grants available to be allotted to the employees.

Since fiscal 2006 no shares of the Bank are held by EWT. The scheme stands suspended and consequently the sale or transfer of shares of the Bank to the trust for the benefit of its employees is stopped and curtailed. In view of the above, the trustees have reconstituted/reorganized the existing Trust under the title “HDB Employees Welfare Trust” (the “HDBT”). A reconstituted trust deed was executed in June, 2006. Under the reconstituted trust deed the same benefits and facilities are offered to the Employees as were available to the beneficiaries under Original Trust Deed, except for the discretionary power to transfer and sell shares etc. of the Bank to the employees of the Bank, which stands withdrawn. The Trust is run for the welfare of the employees. The beneficiaries of the Trust are the employees of the Bank. No profits are distributable by the trust.

Activity in the grants available to be allotted under the EWT Plan is as follows:

	Years ending March 31,
	2005	2006	2007
Grants available to be allotted, beginning of year	276,775	—	—
Grants allotted	(4,700)	—	—
Grants sold in open market	(272,075)	—	—
Grants cancelled	—	—	—

Grants available to be allotted, end of year	—	—	—

Activity in the allotted grants outstanding under the EWT Plan is as follows:

	As of March 31,
	2005			2006		2007
	Grants	Weighted Average Exercise price		Grants	Weighted Average Exercise Price	Grants	Weighted Average Exercise Price
Grants allotted beginning of year	1,670,500	Rs.	42.93	—	Rs.—	—	Rs.—
New grants	4,700		43.00	—	—	—	—
Grants exercised	(1,675,200)		42.60	—	—	—	—
Grants cancelled	—		—	—	—	—	—

Grants allotted, end of year	—	Rs.	—	—	Rs.—		Rs.—

Weighted average fair value of grants allotted during the year		Rs.	402.00		Rs.—		Rs.—

21. Retirement benefits

Gratuity

In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days’ eligible salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by Insurance companies for amounts notified by said insurance companies. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an annual actuarial valuation.

The Bank has implemented SFAS No. 158 “Employers Accounting for Defined Benefit Pension And Other Post Retirement Plans—And Amendment Of FASB Statements No. 87, 88, 106 and 132 R”. Accordingly changes in the funded status of the plan are recognized in the year in which the changes occur and are reported in comprehensive income as a separate component of stock holders equity. Further, certain gain and losses that were not previously recognized in the financial statements are reported in comprehensive income.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2006 and March 31, 2007:

	As of March 31,
	2006		2007	2007
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	142.7	Rs.202.9	US$	4.7
Service cost		21.4	32.4		0.8
Interest cost		9.7	15.9		0.4
Actuarial loss		35.9	35.5		0.8
Benefits paid		(6.8)	(9.0)		(0.2)

Projected benefit obligation, end of the period		202.9	277.7		6.5

Change in plan assets:
Fair value of plan assets, beginning of the period		66.1	103.7		2.4
Actual return on plan assets		7.7	10.6		0.2
Employer contributions		42.0	52.8		1.2
Benefits paid		(6.8)	(9.0)		(0.2)
Actuarial (loss) gain		(5.3)	(1.0)		0.0

Fair value of plan assets, end of the period		103.7	157.1		3.6

Accrued benefit	Rs.	(99.2)	Rs.(120.6)	US$	(2.9)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 62.5 million. The accumulated benefit obligation as of March 31, 2006 and 2007 was Rs. 86.5 million and Rs. 104.6 million, respectively.

Net gratuity cost for the years ended March 31, 2005, 2006 and 2007 comprises the following components:

	Years ended March 31,
	2005		2006		2007		2007
	(In millions)
Service cost	Rs.	14.2	Rs.	21.8	Rs.	32.4	US$	0.8
Interest cost		7.4		9.7		15.9		0.4
Expected return on plan assets		(4.2)		(5.9)		(10.4)		(0.2)
Actuarial (gain) loss		26.7		31.3		32.4		0.8

Net gratuity cost	Rs.	44.1	Rs.	56.9	Rs.	70.3	US$	1.8

The assumptions used in accounting for the gratuity plan are set out below:

	Years ended March 31,
	2005	2006	2007
	(% per annum)
Discount rate	7.0	7.0	8.0
Rate of increase in compensation levels of covered employees	10.0	10.0	10.0
Rate of return on plan assets	6.5	7.0	8.0

The following benefit payments, which reflect expected future service, as appropriate are expected to be paid.

Year ending March 31,
	(In millions)
2008	Rs.	1.2
2009		9.5
2010		3.7
2011		4.8
2012		4.0

The following table presents the incremental effect of applying SFAS No. 158 on the consolidated financial statements as of March 31, 2007.

	Before application of SFAS 158		Adjustments		After application of SFAS 158
Deferred income taxes	Rs.	2,925.9	Rs.	11.6	Rs.	2,937.5
Total Assets		1,013,174.3		11.6		1,013,185.9
Accrued expenses and other current liabilities		108,364.1		34.5		108,398.6
Total Liabilities		947,643.3		34.5		947,677.8
Accumulated other comprehensive income, net of tax		(3,611.0)		(22.9)		(3,633.9)

Total Shareholders’ equity	Rs.	65,531.0	Rs.	(22.9)	Rs.	65,508.1

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The bank contributed Rs. 25.0 million, Rs. 38.5 million and Rs. 65.9 million to the superannuation plan for the years ended March 31, 2005, 2006 and 2007, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of employer’s contribution, an amount, equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 6,500, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The bank contributed Rs. 99.5 million, Rs. 162.4 million, Rs. 246.6 million to the provident fund for the years ended March 31, 2005, 2006 and 2007, respectively.

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

The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2006 and March 31, 2007, together with the fair values on each reporting date.

	As of March 31,
	2006		2007				2007
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,209,102.8	Rs.	(593.1)	Rs.	1,794,090.4	Rs.	(27.9)	US$	41,626.2	US$	(0.6)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	845,329.3	Rs.	1,025.8	Rs.	1,377,440.9	Rs.	2,591.4	US$	31,959.2	US$	60.1

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

In terms of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” the bank has recognized a liability of Rs. 248.8 million as of March 31, 2007 in respect of guarantees issued or modified after December 31, 2002. Based on historical trends, in terms of SFAS No. 5 “Accounting For Contingencies” the Bank has recognized a liability of Rs 287.7 million as of March 31, 2007.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2006		2007		2007
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	21,141.0	Rs.	23,631.4	US$	548.3
Performance guarantees		12,940.9		20,330.7		471.7
Documentary credits		24,103.7		26,050.5		604.4

Total	Rs.	58,185.6	Rs.	70,012.6	US$	1,624.4

Estimated fair values:
Guarantees	Rs.	(171.1)	Rs.	(248.8)	US$	(5.7)
Documentary credits		(38.6)		(41.7)		(1.0)

Total	Rs.	(209.7)	Rs.	(290.5)	US$	(6.7)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 165,825.8 million as of March 31, 2007. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

23. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2006 and March 31, 2007. The estimated fair value amounts as of March 31, 2006 and March 31, 2007 have been measured as of the respective year ends, and have been not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

Held to maturity securities:

Held to maturity securities are carried at amortized cost less other than temporary impairments, if any. Fair values of these securities were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. For more information on these securities including “tainting” of the portfolio, refer to Note 7.

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

A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 22) is set out below:

	As of March 31,
	2006						2007
	Carrying Value		Estimated Fair Value		Carrying Value		Carrying Value		Estimated Fair Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	61,194.3	Rs.	61,194.3	Rs.	80,546.4	US$	1,868.8	Rs.	80,546.4	US$	1,868.8
Term placements		10,243.7		9,845.0		12,815.8		297.4		12,225.3		283.6
Investments held for trading		2,945.6		2,945.6		4,284.1		99.4		4,284.1		99.4
Investments available for sale		273,457.0		273,457.0		304,241.1		7,059.0		304,241.1		7,059.0
Securities purchased under agreements to resell		4,200.0		4,200.0		—		—		—		—
Loans		395,274.3		397,162.1		536,730.9		12,453.2		539,811.9		12,524.6
Accrued interest receivable		8,662.7		8,662.7		15,742.9		365.3		15,742.9		365.3
Financial Liabilities:
Interest-bearing deposits		410,181.2		409,655.9		484,542.9		11,242.3		483,026.5		11,207.1
Non-interest-bearing deposits		147,124.2		147,124.2		197,805.1		4,589.4		197,805.1		4,589.4
Securities sold under repurchase agreements		—		—		10,500.0		243.6		10,500.0		243.6
Short term borrowings		74,805.4		74,805.4		95,472.4		2,215.1		95,472.4		2,215.1
Accrued interest payable		8,264.1		8,264.1		17,035.7		395.3		17,035.7		395.3
Long-term debt		17,899.9		17,019.5		33,601.5		779.6		31,019.8		719.7
Accrued expenses and other liabilities		77,201.8		77,201.8		108,398.6		2,515.0		108,398.6		2,515.0

24. Segment Information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in Note 2. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment primarily comprise interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses.

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

The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading both on the proprietary account and customer flows. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations. Revenues from foreign exchange and derivative operations and customer flows is classified under retail or wholesale segment depending on the profile of the customer.

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

Summarized segment information for the years ended March 31, 2005, 2006 and 2007 is as follows:

	Years ended March 31,
	2005								2006								2007
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total		Retail banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest revenue	Rs.	9,728.3	Rs.	5,658.7	Rs.	598.7	Rs.	15,985.7	Rs.	18,177.4	Rs.	6,239.1	Rs.	(510.3)	Rs.	23,906.2	Rs.	26,226.4	Rs.	8,907.4	Rs.	1,782.7	Rs.	36,916.5	US$	856.2
Less: Provision for credit.losses		2,925.4		122.8		—		3,048.2		4,956.0		76.0		—		5,032.0		8,386.9		(136.6)		0.0		8,250.3		191.4

Net interest revenue, after provision for credit losses		6,802.9		5,535.9		598.7		12,937.5		13,221.4		6,163.1		(510.3)		18,874.2		17,839.5		9,044.0		1,782.7		28,666.2		664.8
Non-interest revenue		6,234.1		1,656.5		320.9		8,211.5		10,071.8		2,092.9		(16.8)		12,147.9		12,702.6		2,764.1		(467.0)		14,999.7		348.1
Non-interest expense		(8,889.3)		(1,823.7)		(700.9)		(11,413.9)		(14,482.4)		(2,802.0)		(562.4)		(17,846.8)		(22,494.0)		(4,065.3)		(866.8)		(27,426.1)		(636.2)

Income before income tax	Rs.	4,147.7	Rs.	5,368.7	Rs.	218.7	Rs.	9,735.1	Rs.	8,810.8	Rs.	5,454.0	Rs.	(1089.5)	Rs.	13,175.3	Rs.	8,048.1	Rs.	7,742.8	Rs.	448.9	Rs.	16,239.8	US$	376.7

Segment assets:
Segment average total assets	Rs.	197,121.9	Rs.	224,054.3	Rs.	26,076.1	Rs.	447,252.3	Rs.	281,583.8	Rs.	313,603.1	Rs.	38,318.8	Rs.	633,505.7	Rs.	390,732.7	Rs.	452,509.8	Rs.	30,371.2	Rs.	873,613.7	US$	20,269.5

25. Commitments and contingent liabilities

Commitments and contingent liabilities other than for off balance sheet financial instruments (see Note 22) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2006 and March 31, 2007 aggregated Rs. 946.8 million and Rs. 670.3 million, respectively.

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

Balances payable to related parties are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Balances in current account	Rs.	201.6	Rs.	102.5	US$	2.4
Balances in fixed deposits		149.8		217.4		5.0
Accounts payable		72.5		—		—

Total	Rs.	423.9	Rs.	319.9	US$	7.4

Balances receivable from related parties are as follows:

	Years ended March 31,
	2006		2007		2007
	(In millions)
Deposits to secure leased property	Rs.	36.9	Rs.	36.9	US$	0.8
Loans and overdrafts		0.5		3.0		0.1
Loans to officers and employees		1,409.7		1,805.7		41.9
Capital advances		2.0		—		—
Other deposits		130.2		0.1		0.0
Accounts Receivable		304.3		126.0		2.9

Total	Rs.	1,883.6	Rs.	1,971.7	US$	45.7

The Bank had retained HDFC Asset Management Company Ltd., an entity controlled by HDFC Limited, to invest its funds up to an amount approved by the board of directors, primarily in debt instruments under an arrangement upto June, 2006. The amount of investments outstanding as on March 31, 2006 and March 31, 2007 was Rs. 3.4 billion and Rs. 1.6 billion, respectively. Purchases of fixed assets from related parties for the years ended March 31, 2006 and 2007 were Rs. 87.9 million and Rs. 113.9 million, respectively.

Included in the determination of net income are the following significant transactions with related parties:

	Years ended March 31,
	2005		2006		2007		2007
	(In millions)
Service charges income	Rs.	438.8	Rs.	1,441.8	Rs.	1,606.3	US$	37.3
Dividend Income		5.7		5.8		52.2		1.2
Service charges expense		(31.3)		(45.6)		(81.2)		(1.9)
Interest Income		0.4		0.1		0.3		—
Rent and maintenance expense		(15.8)		(12.3)		(13.3)		(0.3)

Net expense incurred to related parties for service provided	Rs.	397.8	Rs.	1,389.8	Rs.	1,564.3	US$	36.3

27. Regulatory Capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position.

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31,
	2006		2007		2007
	(In millions)
Tier 1 capital	Rs.	51,499.1	Rs.	63,527.1	US$	1,474.0
Tier 2 capital		17,207.1		33,399.9		774.9

Total capital	Rs.	68,706.2	Rs.	96,927.0	US$	2,248.9

Total risk weighted assets and contingents	Rs.	602,176.2	Rs.	740,819.2	US$	17,188.4

Capital ratios of the Bank:
Tier 1		8.55%		8.57%		8.57%
Total capital		11.41%		13.08%		13.08%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%
Total capital		9.00%		9.00%		9.00%

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per RBI guidelines dividend payout (excluding dividend tax) for March 31, 2007 cannot exceed 35% of net income of Rs. 11,414.5 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends for the years ended March 31, 2005, 2006 and 2007 were Rs. 4.50, Rs. 5.50 and Rs. 7.00 per equity share, respectively.

28. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below.

	As of March 31,
	2005	2006	2007
Weighted average number of equity shares used in computing basic earnings per equity share	290,145,339	311,939,366	314,563,347
Effect of potential equity shares for stock options outstanding	2,317,669	3,984,648	4,504,056

Weighted average number of equity shares used in computing diluted earnings per equity share	292,463,008	315,924,014	319,067,403

For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS :

	Years ended March 31,
	2005	2006	2007	2007
Basic earnings per share	Rs.22.78	Rs.29.45	Rs. 35.10	US$	0.81
Effect of potential equity shares for stock options outstanding	0.18	0.37	0.50		0.01

Diluted earnings per share	Rs.22.60	Rs.29.08	Rs. 34.60		0.80

Basic earnings per ADS	Rs.68.34	Rs.88.36	Rs.105.30	US$	2.44
Effect of potential equity shares for stock options outstanding	0.54	1.12	1.50		0.03

Diluted earnings per ADS	Rs.67.80	Rs.87.24	Rs.103.80	US$	2.41

29. Reconcilation of consolidated net income and consolidated shareholders’ equity between U.S. GAAP Indian GAAP.

The following table is a reconciliation of consolidated net income in accordance with U.S. GAAP to consolidated net profit determined under Indian GAAP for the year ended March 31, 2007.

	Year ended March 31,
	2007
	(In millions)
Consolidated net income in accordance with U.S.GAAP	Rs.	11,039.7
Significant differences between U.S. GAAP and Indian GAAP:
(a) Allowance for credit losses		(359.8)
(b) Customer acquisition cost		(477.1)
(c) Investments		(224.7)
(d) Deferred income taxes		223.3
(e) Stock based compensation		962.7
(f) Accounting for subsidiaries and affiliates		(45.9)
(g) Provision for guarantees		213.4
(h) Accrued compensated absences		356.9
(i) Foreign exchange and derivatives		15.3
Other, net		(194.2)

Consolidated net profit determined under Indian GAAP	Rs.	11,509.6

The following table is a reconciliation of consolidated shareholders’ equity in accordance with U.S. GAAP to consolidated shareholders’ funds determined under Indian GAAP as of March 31, 2007.

	As of March 31,
	2007
	(In millions)
Shareholders’ equity in accordance with U.S. GAAP	Rs.	65,508.1
Significant differences between U.S. GAAP and Indian GAAP:
(a) Allowance for credit losses		335.6
(b) Customer acquisition costs		(3,339.2)
(c) Investments		2,878.3
(d) Deferred income taxes		484.4
(f) Accounting for subsidiaries and affiliates		(374.1)
(g) Provisions for guarantees		536.5
(h) Accrued compensated absences		872.6
(i) Foreign exchange and derivatives		617.0
(j) Dividends payable		(2,615.7)
Other, net		(199.8)

Shareholders’ funds under Indian GAAP	Rs.	64,703.7

The following are the principal differences between U.S. GAAP and Indian GAAP that apply to the Bank:

a. Allowance for credit losses

Under U.S. GAAP, the Bank establishes a specific allowance and records an unallocated allowance based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of allowances for retail loans and wholesale loans. The Banks’ retail loan portfolio comprises of large number of homogeneous loans. Specific allowance on the retail loan portfolio is based on factors such as the nature of product, delinquency levels or the number of days the loan is past due, nature of the security available and loan to value ratio. The unallocated allowance for the retail loans portfolio is recorded by product type based on the

Bank’s estimate of the expected amount of losses inherent in such product . The Bank establishes specific allowances for each of its impaired wholesale loan customer in the aggregate for all facilities based on either the present value of future cash flows discounted at the loans effective interest rate, or the net realizable value of the collateral. Unallocated allowances for wholesale standard loans is established based on overall portfolio quality, asset growth, economic conditions and other risk factors.

Under Indian GAAP, the Bank makes specific loan loss provision in respect of non-performing advances based on management’s assessment of the degree of impairment of wholesale and retail advances, subject to minimum provisioning level prescribed by the RBI. The Bank maintains general provision for standard assets, only at levels stipulated by the RBI from time to time. Provisions made in excess of these regulatory levels or provisions which are not made with respect to specific non- performing assets are categorized as floating provisions. Creation of floating provisions are considered by the Bank up to a level approved by the board of directors of the Bank. Floating provisions are not reversed by credit to Profit and Loss account and can be used only for contingencies under extraordinary circumstances for making specific provisions in impaired accounts after obtaining Board approval and with prior permission of RBI.

b. Customer acquisition costs

Under U.S. GAAP, customer acquisition costs primarily consisting of commissions paid to agents are deferred and amortized as a yield adjustment over the life of the related loans. Under Indian GAAP such costs are expensed as incurred.

c. Investments

Under both U.S.GAAP and Indian GAAP, Investments are classified as held for trading (“HFT”),held to maturity (“HTM”) or available for sale (“AFS”) ,based on management’s holding intent on the date of purchase.

Under U.S.GAAP, HFT investments are marked to market on each balance sheet date with both unrealized gains and losses included in net income .Under Indian GAAP, HFT investments are also marked to market, and any net unrealized loss arising on a portfolio basis is recognized in the statement of income . Net unrealized gains arising on a portfolio basis are not recognized.

Under U.S.GAAP, AFS investments are carried at their fair values with both unrealized gains and losses recorded in accumulated comprehensive income, a component of share holder’s equity. Under Indian GAAP AFS investments are marked to fair value and any net unrealized loss arising on a portfolio basis is recognized in the statement of income. Net unrealized gains arising on a portfolio basis are not recognized.

Under U.S.GAAP, HTM investments are carried at amortized cost. Under Indian GAAP, HTM securities are carried at acquisition cost or at amortized cost if purchased at premium. Under both U.S.GAAP and Indian GAAP, an impairment loss is recognized for any impairment that is other than temporary.

Under Indian GAAP, transfers from the HTM category to the AFS category are permitted for any reason once a year, or more frequently if the RBI grants general permission to banks to do so .Under U.S. GAAP, such transfers are only permitted for certain specified reasons.

Under U.S.GAAP, purchased premiums and discounts are both amortized as yield adjustments over the life of the related instrument. Under Indian GAAP, purchased discounts are not amortized but are recognized upon sale or maturity of the instrument.

d. Deferred income taxes

Under U.S.GAAP, a deferred tax liability is established for the tax effect of temporary differences between the tax basis and the carrying value of assets and liabilities. The tax rate used to establish deferred tax liabilities is the enacted tax rate expected to apply when the temporary differences reverse. Under Indian GAAP, a deferred tax liability is established for the tax effect of timing differences between book and tax income for the year, at the “substantially enacted” tax rate applicable on the balance sheet date. In addition, in the U.S.GAAP financial statements, the deferred tax effect of all other U.S.GAAP to Indian GAAP differences is also recognized.

e. Stock based compensation

The Bank has adopted the provisions of SFAS No. 123(R) “Accounting for Stock-Based Compensation” with effect from April 1, 2006. The statement requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair value. Accordingly the Bank adopted the ‘modified prospective method’ for new awards granted after April 1, 2006 and to the unvested portion of previously granted stock options and awards. In respect of the earlier periods the Bank had elected to use the intrinsic value method to recognize stock based compensation.

Under Indian GAAP, the Bank uses the intrinsic value method to recognize its stock based compensation.

f. Accounting for subsidiaries and affiliates

Under U.S. GAAP, the Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or exercises control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method, and the pro rata share of their income (loss) is included in income. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)).

Under Indian GAAP the Bank consolidates subsidiaries where it controls the ownership, directly or indirectly of more than one-half of the voting power or controls the composition of board of directors with the objective of obtaining economic benefits from their activities. The Bank accounts for investments in associates under the equity method of accounting.

g. Provisions for guarantees

Under U.S. GAAP, the Bank makes provisions for probable loss on outstanding guarantees based on estimate of losses using a historical default rate. The Bank establishes a liability for guarantees based on their fair value at inception.

Under Indian GAAP, the Bank recognizes a provision only when it has a present obligation as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made.

h. Accrued compensated absences

Under U.S. GAAP, the Bank provides for estimated accumulated compensated absences. Under Indian GAAP, accrual for compensated absences is not made.

i. Foreign exchange and derivatives

Under U.S. GAAP, the Bank recognizes derivative instruments and forward exchange contracts, as assets or liabilities in the balance sheet and measures them at fair value, unless those instruments qualify to be accounted for as hedge contracts. For derivatives and forward exchange contracts not designated as a hedge, changes in fair value are recognized in net income in the period of change.

Under Indian GAAP the Bank recognizes all derivative instruments and forward exchange contracts as assets or liabilities in the balance sheet and measures them at the market value as per generally accepted practices prevalent in the industry. The interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted for at fair value or on accrual basis, in accordance with RBI guidelines. Accordingly certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under US GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

j. Dividends payable

Under U.S. GAAP, dividends and the related dividend tax are recorded as a liability when declared. Under Indian GAAP, dividends and the related dividend tax are recorded as a liability in the year to which they relate.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of HDFC Bank Limited, (the “Bank”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank’s internal control system was designed to provide reasonable assurance to the Bank’s management, its Audit Committee and Board of Directors regarding the preparation and fair presentation of published financial statements.

There are inherent limitations to the effectiveness of any internal control or system of control, however well designed, including the possibility of human error and the possible circumvention or overriding of such controls or systems. Moreover, because of changing conditions the reliability of internal controls may vary over time. As a result even effective internal controls can provide no more than reasonable assurance with respect to the accuracy and completeness of financial statements and their process of preparation.

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2007. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on those criteria and our assessment we believe that, as of March 31, 2007, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, Deloitte Haskins & Sells, has issued an audit report covering our assessment of the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

July 10, 2007

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashi Jagdishan
	Name:	Sashi Jagdishan
	Title	Head, Finance and Administration
Date: July 10, 2007

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

2.3	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

4.1	HDFC Bank’s Employee Stock Option Scheme XII under Plan D

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission upon its request, the instruments relating to the long term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.