Form 20-F
period 2008-03-31
HDFC BANK LTD
filed 2008-09-29
CIK 1144967

As filed with the Securities and Exchange Commission on September 29, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai- 400 013, India
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing three equity shares, par value Rs. 10 per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

354,432,920 Equity Shares

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐    Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

September 29, 2008

i

CROSS REFERENCE SHEET

Form 20-F
	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Exchange Rates and Certain Defined Terms	1
		Risk Factors	24
		Selected Financial and Other Data	48
Item 4	Information on the Company	Business	4
		Selected Statistical Information	51
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	64
		Principal Shareholders	98
		Related Party Transactions	99
		Supervision and Regulation	108
Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	64
		Merger of Centurion Bank of Punjab	76
Item 6	Directors, Senior Management and Employees	Business—Employees	22
		Management	80
		Principal Shareholders	98
Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	98
		Management—Loans to Members of our Senior Management	90
		Related Party Transactions	99
Item 8	Financial Information	Business—Legal Proceedings	23
Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	33
		Restrictions on Foreign Ownership of Indian Securities	124
Item 10	Additional Information	Management	80
		Description of Equity Shares	35
		Dividend Policy	47
		Taxation	102
		Supervision and Regulation	108
		Exchange Controls	122
		Restrictions on Foreign Ownership of Indian Securities	124
		Additional Information	128
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	16
		Selected Statistical Information	51

ii

Item 12	Description of Securities Other than Equity Securities	Not Applicable
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Controls and Procedures	91
Item 16A	Audit Committee Financial Expert	Management—Audit and Compliance Committee Financial Expert	92
Item 16B	Code of Ethics	Management—Code of Ethics	92
Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	93
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs. ” or “rupees” or “Indian rupees” are to the legal currency of India.

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

From 1980 until fiscal 2003, the rupee consistently depreciated against the dollar. In fiscal 2004 and 2005, the Indian rupee appreciated compared to fiscal 2003. However, in 2006, the rupee depreciated against the U.S. dollar. During fiscal 2007 and fiscal 2008, the rupee appreciated against the U.S. dollar. Now, since April 2008, we are again witnessing a depreciation of the rupee against the U.S. dollar.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in The City of New York for cable transfers of Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(2)	High	Low
2004	43.40	45.78	47.46	43.40
2005	43.62	44.87	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007	43.10	45.11	46.83	42.78
2008	40.02	40.13	43.05	38.48

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period	Average	High	Low
March 2008	40.02	40.15	40.46	39.76
April 2008	40.45	39.97	40.45	39.73
May 2008	42.15	42.00	42.93	40.45
June 2008	42.93	42.76	42.97	42.38
July 2008	42.47	42.70	43.29	41.10
August 2008	43.25	42.91	43.74	42.01

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 40.02 on March 31, 2008. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on September 22, 2008 was Rs. 45.30 per US$1.00.

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

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2008, we expanded our operations from 231 branches and 732 ATMs in 122 cities to 761 branches and 1,977 ATMs in 327 cities. During the same five years, our customer base grew from 3.4 million customers to 11.6 million customers. As our geographical reach and market penetration have expanded, so too have our assets, which grew from Rs. 311.8 billion as of March 31, 2003 to Rs. 1,508.0 billion as of March 31, 2008. Our net income has increased from Rs. 3.5 billion for fiscal 2003 to Rs. 13.2 billion for fiscal 2008 at a compounded annual growth rate of 30.2%.

Notwithstanding our pace of growth, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2008, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.4% of net customer assets as per Indian generally accepted accounting principles, or Indian GAAP. In addition, our net customer assets represented 71.6% of our deposits and customer deposits represented 66.7% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest savings accounts represented 51.7% of total deposits for fiscal 2008. These low-cost deposits, which include the cash float associated with our transactional services, led to an average cost of funds including equity (calculated under Indian GAAP) for fiscal 2008 of 4.1%.

We are part of the HDFC group of companies founded by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a public limited company established under the laws of India. HDFC Limited and its subsidiaries owned approximately 23.3% of our outstanding equity shares as of March 31, 2008. See also “Principal Shareholders.”

The Bank has two subsidiaries: HDFC Securities Limited (“HSL”) and HDB Financial Services Limited (“HDBFS”). HSL is primarily in the business of providing brokerage services through the internet and other channels. HDBFS is a non-deposit taking non-bank finance company (“NBFC”), for the establishment of which the Bank received Reserve Bank of India (“RBI”) approval during the fiscal 2008. We have consolidated the accounts of Atlas Documentary Facilitators Company Private Ltd. (“ADFC”), which provides back office transaction processing services, in our U.S. GAAP financial statements.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, a comprehensive risk assessment process and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 1.3% as of March 31, 2008 and our net non-performing assets amounted to 0.4% of net customer assets as per Indian GAAP. We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Maintain a low cost of funds

As of March 31, 2008, our average cost of funds excluding equity was 4.5%. We believe we can maintain a relatively low-cost funding base as compared to our competitors, by expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing.

Focus on high earnings growth with low volatility

Our aggregate earnings have grown at a compound average rate of 30.2% per year during the five-year period ending March 31, 2008 and our basic earnings per share grew from Rs. 35.10 for fiscal 2007 to Rs. 38.24 for fiscal 2008. We intend to maintain our focus on steady earnings growth through conservative risk management techniques and low cost funding. In addition, we aim not to rely heavily on revenue derived from trading so as to limit earnings volatility.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31,
	2006	2007	2008		2008
	(in millions, except percentages)
Retail banking	Rs. 23,293.2	Rs. 30,542.1	Rs.	42,342.8	68.5%
Wholesale banking	8,256.0	11,808.1		18,040.4	29.2%
Treasury operations	(527.1)	1,315.7		1,431.4	2.3%

Net revenue	Rs. 31,022.1	Rs. 43,665.9	Rs.	61,814.6	100%

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

We market our services aggressively through our branches and direct sales associates, as well as through our relationships with automobile dealers and corporate clients. We seek to establish a relationship with a retail customer and then expand it by offering more products and expanding our distribution channels so as to make it easier for the customer to do business with us. We believe this strategy, together with the general growth of the Indian economy and the Indian upper and middle classes, affords us significant opportunities for growth. We consider upper- and middle-income individuals to be those with Rs. 100,000 or more per year in income.

As of March 31, 2008, we had 761 branches, including 22 extension counters, and 1,977 ATMs in 327 cities. We also provide telephone banking in 292 cities as well as Internet and mobile banking. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to receiving regulatory approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 60.6% of our gross loans as of March 31, 2008. Apart from our branches we use our ATM screens and the Internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain irrevocable instructions to debit the customer’s account directly for the making of payments.

The following table shows the value and share of our retail credit products:

	As of March 31, 2008
	Number of Loans	Value				% of Total Value
	(in thousands)	(in millions)
Retail Loans:
Auto loans (1)	513	Rs.	132,145.2	US$	3,302.0	28.2%
Personal loans	761		71,900.1		1,796.6	15.3%
Retail business banking	31		86,053.8		2,150.3	18.3%
Commercial vehicles and construction equipment finance (1)	145		67,864.5		1,695.8	14.5%
Two wheeler loans	1,109		18,734.7		468.1	4.0%
Credit cards (2)	3,819		31,566.1		788.8	6.7%
Loans against securities	27		13,355.7		333.7	2.8%
Other retail loans	449		19,692.3		492.1	4.2%

Total retail loans	6,854		441,312.4		11,027.4	94.0%

Mortgage-backed securities (home loans) (3)			11,643.4		290.9	2.5%
Asset-backed securities (3)			15,949.1		398.5	3.5%

Total retail assets		Rs.	468,904.9	US$	11,716.8	100.0%

(1)	Excludes securitized receivables.
(2)	Number of cards in force.
(3)	Reflected at fair value.

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

Credit Cards

We offer credit cards from the VISA and MasterCard stable including gold, silver, corporate, platinum and titanium credit cards. We had approximately 3.8 million cards outstanding as of March 31, 2008 as against 2.9 million as of March 31, 2007.

Loans against Securities

We offer loans against equity shares, mutual fund units, bonds issued by the RBI and other securities that are on our approved list. We limit our loans against equity shares to Rs. 2.0 million per retail customer in line with regulatory guidelines and limit the amount of our total exposure secured by particular securities. We lend only against shares in book-entry (dematerialized) form, which ensures that we obtain perfected and first-priority security interests. The minimum margin for lending against shares is prescribed by the RBI.

Other Retail Loans

Such loans primarily include overdrafts against time deposits, health care equipment financing loans, tractor loans, loans against gold and ornaments and small loans to farmers.

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

We also invest in mortgage-backed securities of other originators. These mortgages are generally in India. Most of these securities also qualify toward our directed lending obligations.

Asset-backed Securities

We invest in auto, two-wheeler, commercial vehicle and other asset-backed securities, represented by PTCs. These securities are normally credit-enhanced and sometimes qualify for our directed lending requirements. The assets are generally in India.

Loan Assignments

We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations. Such loans are included within the categories described above based on underlying exposures.

Sale/Transfer of Receivables

We securitize our retail loan receivables through independent special purpose vehicles (“SPVs”) from time to time. In respect of these transactions, we provide credit enhancements generally in the form of cash collaterals/guarantees/interest spreads and/or by subordination of cash flows to senior PTCs. We also enter into sale transactions, which are similar to asset-backed securitization transactions through the SPV structure, except that such portfolios of retail loan receivables are assigned directly to the purchaser and are not represented by PTCs. During fiscal 2007 and 2008, we securitized retail loans with carrying values of Rs. 6.5 billion and Rs. 2.9 billion, respectively.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented 60.0% of our total deposits as of March 31, 2008 as per Indian GAAP. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2008
	Value (in millions)				% of total	Number of accounts (in thousands)	% of total
Savings	Rs.	245,785.0	US$	6,141.6	40.6%	6,291	74.7%
Current		112,970.0		2,822.8	18.7%	787	9.3%
Time		246,277.0		6,153.8	40.7%	1,345	16.0%

Total	Rs.	605,032.0	US$	15,118.2	100.0%	8,423	100.0%

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

We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an automatic overdraft facility. E-Broking accounts are offered as current accounts to customers of stock brokers where all transactions are routed electronically between the broker and beneficiaries.

Other Retail Services and Products

Debit Cards

Our debit cards may be used with more than 345,000 merchant point-of-sale machines and over 25,000 ATMs in India and more than 26.0 million merchant outlets and 1.0 million ATMs worldwide. We were the first in India to issue international Visa Electron debit cards on a nationwide basis and currently issue both Visa and MasterCard debit cards.

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

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts, and offer them preferred services, such as preferential loan rates, and in some cases lower minimum balance requirements. As of March 31, 2008, these accounts constituted approximately 50.0% of our total retail savings accounts by number and approximately 38.0% of our retail savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 53.0 billion as of March 31, 2008.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services comprises upper- and middle-income persons and high net worth customers. We also target small businesses, trusts and non-profit corporations. As of March 31, 2008, 11.8% of our retail deposit customers contributed approximately 58.0% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package. We cross-sell many of our retail products to our customers. We also market our auto loan and two-wheeler loan products through joint efforts with relevant manufacturers and distributors.

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

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products and corporate deposit products. Our financing products include loans, bill discounting and credit substitutes, such as commercial papers, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

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

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short- and medium-term loans which are typically loans of up to five years in duration. More than 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar. All of our commercial loans have been made to customers in India.

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

	As of March 31,
	2006		2007		2008		2008
	(in millions)
Gross commercial loans:
Working capital	Rs.	78,693.4	Rs.	76,421.6	Rs.	118,766.9	US$	2,967.7
Term loans		92,932.8		149,717.7		168,002.0		4,198.0

Total commercial loans	Rs.	171,626.2	Rs.	226,139.3	Rs.	286,768.9	US$	7,165.7

Credit substitutes:
Commercial paper	Rs.	—	Rs.	99.4	Rs.	349.8	US$	8.7
Non-convertible debentures		9,308.1		6,382.4		4,645.0		116.1
Preference shares		443.2		277.2		52.1		1.3

Total credit substitutes	Rs.	9,751.3	Rs.	6,759.0	Rs.	5,046.9	US$	126.1

Customer assets	Rs.	181,377.5	Rs.	232,898.3	Rs.	291,815.8	US$	7,291.8

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2006		2007		2008		2008
	(in millions)
Bill collection	Rs.	381,657.9	Rs.	443,458.6	Rs.	526,461.8	US$	13,155.0
Documentary credits		46,106.1		67,116.4		194,879.8		4,869.6
Bank guarantees		21,949.0		22,368.6		42,578.8		1,063.9

Total	Rs.	449,713.0	Rs.	532,943.6	Rs.	763,920.4	US$	19,088.5

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

Wholesale Deposit Products

As of March 31, 2008, we had wholesale deposits totaling Rs. 402.7 billion, which represented 40.0% of our total deposits and 30.2% of our total liabilities, including shareholders’ equity as per Indian GAAP. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

As of March 31, 2008, over 10,000 wholesale banking clients used our cash management services. These clients include leading Indian private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.

We have also implemented a straight-through processing solution to link our wholesale banking and retail banking systems. This has led to reduced manual intervention in transferring funds between the corporate accounts which are in the wholesale banking system and beneficiary accounts residing in retail banking systems. This initiative will help reduce transaction costs.

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

Tax Collections

We were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2007 and fiscal 2008, we collected more than Rs. 365.5 billion and Rs. 610.3 billion, respectively, of direct taxes for the government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal 2007 and fiscal 2008, we collected more than Rs. 73.5 billion and Rs. 127.0 billion, respectively, of such indirect taxes for the government of India and relevant state governments. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and debt securities desk and equities market. See also “—Risk Management” for a discussion of our management of market risk including liquidity risk, interest rate risk and foreign exchange risk.

Foreign Exchange

We trade spot and forward foreign exchange contracts, primarily with maturities of up to three years, with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We believe we are a market maker in the dollar-rupee segments. Although spreads are very narrow, our total volume of trading is significant with US$ 671.3 billion in foreign exchange traded in fiscal 2008.

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2008, we had an internal approved limit of Rs. 300 million for secondary market purchases and Rs. 100 million for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2008 was approximately Rs. 91.4 million. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2008, we had an aggregate of 761 branches, including 22 extension counters. Our branch network covers 327 cities in India, with 214 branches concentrated in the four largest cities, Mumbai, Delhi, Chennai and Kolkata (Calcutta). We centralize our processing of transactions and back office operations in Mumbai and Chennai. This structure enables the branch staff to focus on customer service and selling our products. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As part of its branch licensing conditions, the RBI requires that at least 25% of our branches (not including extension counters) be located in semi-urban or rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000 people. A rural area is defined as a center with a population of less than 10,000 people. These population figures relate to the 2001 census conducted by the government of India. As of March 31, 2008, a total of 195 of our branches (not including extension counters) were in such semi-urban or rural areas.

We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations. We have a representative office in the United Arab Emirates and also have recently obtained a “Wholesale Branch” license to establish a banking branch and commence banking operations in Bahrain. The branch in Bahrain commenced operations in September 2008.

Automated Teller Machines

As of March 31, 2008, we had a total of 1,977 ATMs, of which 1,026 were located at our branches or extension counters and 951 were located off site, including at large residential developments, or on major roads in metropolitan areas.

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

Telephone Banking

We provide telephone banking services to our customers in 292 cities. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, inquire as to balances and order stop payments. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

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

Wholesale Credit Risk

The Wholesale Credit Risk team, within the Credit & Market Risk Department, is primarily responsible for implementing the risk strategy approved by the Board, developing procedures and systems for managing risk, carrying out an independent assessment of credit risk, approving individual credit exposures and ensuring portfolio composition and quality. In addition to the credit approval process, there is also a framework for review and approval of credit ratings.

For our wholesale banking products, we seek to target the leaders in each of the segments that we operate in. Thus, we target leading private businesses and public sector enterprises in the country, subsidiaries of multinational corporations and leaders in the Small & Medium Enterprises (SME) segment. We also have product specific offerings to entities engaged in the capital markets and commodities businesses.

We consider credit risk of a counter-party comprehensively, and thus, our credit policies and procedures apply to not only credit exposures but also credit substitutes and contingent exposures. The Bank’s Credit Policies & Procedure Manual and Credit Programs, (“Credit Policies”) where applicable are central in controlling credit risk in various activities and products. These articulate the credit risk strategy of the Bank and thereby the approach for credit origination, approval and maintenance. The Policies/Programs generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms.

Each credit is evaluated by the business units against the credit standards prescribed in the Credit Policies of the Bank. They are then subjected to a greater degree of risk analysis by the Credit & Market Risk Department’s credit risk specialists also based on criteria such as product type and customer profile.

The Bank has in place a process of grading each borrower according to its financial health and the performance of its business, and each borrower is assigned a rating on a scale of 1 to 10 (1 indicating the best and 10 the worst). We have specific models applicable to each significant segment of wholesale credit (e.g. large corporate model, SME – manufacturing, SME – Services, and NBFC). Each model assesses the overall risk in four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

Based on an adequately comprehensive risk assessment, credit exposure limits are set on individual counterparties. These limits take into account the overall potential exposure on the counterparty, be it on balance sheet or off balance sheet, across the banking book and the trading book. These are reviewed in detail at annual or more frequent intervals.

We do not extend credit on the judgment of one officer alone. The credit approval process at the Bank is based on a three initial system that combines credit approval authorities and discretionary powers. The required three initials are provided by Credit Approvers who derive their authority from their credit skills and experience. The level for approval of a credit varies depending upon the grading of the Borrower, the quantum of facilities required and whether we have been dealing with the customer by providing him credit facilities in the past. Thus, initial approvals would typically require a higher level of approval for a borrower with the same grading and for sanctioning the same facility.

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower / business group—Exposure to a borrower/business group is subject to the general ceilings established by Reserve Bank of India (RBI) from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15 percent of the capital funds. This limit may be exceeded by an additional 5 percent (i.e. up to 20 percent) provided the additional credit exposure is on account of infrastructure. The exposure-ceiling limit in the case of a borrower group is 40 percent of the capital funds. This limit may be exceeded by an additional 10 per cent (i.e. up to 50 percent) provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, the Bank may, in exceptional circumstances, with the approval of the Board, consider increasing its exposure to a borrower up to an additional 5 percent of the capital funds. For certain blue chip clients and reputed groups or in particular for entities whose borrowings / bonds qualify as Priority Sector Lending, the Bank may approach RBI for single/group borrower ceilings higher than the prescribed limits.

b) Industry—Exposure to any one industry cannot exceed 12 percent of aggregate exposures – for this purpose advances and investments (customer assets) would be aggregated together. Retail advances would be exempt from such ceiling. Further, exposure to banks and state sponsored financial institutions is capped at a higher level of 25 percent.

c) Risk grading— The Bank may not assume any incremental exposures on borrowers with an internal risk grading of 7 or worse, except on a highly secured basis or as part of a rehabilitation/restructuring plan. Further, the Bank has set quantitative ceilings on aggregate funded exposure (excluding Retail Assets) specific to each rating category.

While we primarily make our credit decisions on a cash flow basis, we also obtain security for a significant portion of credit facilities extended by the Bank as a second potential remedy. This can take the form of a floating charge on the movable assets of the borrower or a (first or residual) charge on the fixed assets and properties owned by him. We may also require guarantees and letter of support from the flagship companies of the group in cases where facilities are granted based on our comfort level or relationship with the parent company.

We have a process for regular monitoring of all accounts at several levels. These include periodic calls to the customer, plant visits, credit reviews and monitoring of secondary data. These are designed to detect any early warning signals of deterioration in credit quality so that we can take timely corrective action.

RBI restricts us from lending to companies with which we have any directors in common. Also, RBI directs a portion of our lending to certain specified sectors (“priority sector lending”). See “Supervision and Regulation – Regulations Relating to Making Loans – Directed Lending”.

Retail Credit Risk

The Bank offers a range of retail products such as auto loans, personal loans, two-wheeler loans, loans against securities, commercial vehicle loans, construction equipment loans, loans to transport operators, etc. Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in each retail loan category. There are product programs for each of these products, which define the target markets, credit philosophy, process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.

For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviations therefrom need to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability, nature of employment/business, while the qualitative parameters include accessibility, contactability and profile. Our credit policies/product programs are based on statistical analysis of our own experience and industry data, in combination with the judgment of our senior officers.

The Retail Credit Risk team manages Credit Risk in retail assets and has the following constituents:

Central Risk Unit: The Central Risk Unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for launch of new products and new geographies. The Central Risk Unit also conducts periodic reviews that cover Portfolio MIS, Credit MIS and Post Approval Reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.

Retail Underwriting: The unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies/procedures, as applicable.

Risk Intelligence and Control: This unit is responsible for sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availment of loans. The unit initiates market reference checks to avoid recurrence of frauds and financial loss to the Bank.

Retail Collections Unit: This unit is responsible for remedial management of problem exposures in retail assets. The collections unit uses specific strategies for various segments and products for remedial management.

We mine our borrower account behavior and static data regularly to monitor the portfolio performance of each product segment regularly, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and maintenance of asset quality.

Our retails loans are generally either secured by a charge on the asset financed (in two-wheeler, car, commercial vehicle loans and loans against securities), or we obtain direct debit instructions or post-dated checks from the customer (in the case of unsecured personal loans). It is a criminal offence in India to issue a bad check.

Foreign Exchange, Derivatives and Trading Activities We consider any contingent exposure that could arise from foreign exchange and derivatives in the same manner as credit exposure of the customer. Thus, any facility approval goes through the same credit assessment process, risk grading and approvals by three credit approvers as any other credit facility granted to a customer. With respect to debt securities, we primarily trade Indian government securities for our own account.

Market Risk

Market risk refers to the potential loss on account of adverse change in market variables or other risk factors which affect the value of financial instruments which the bank or organization holds. The financial instruments include of investment in money market instruments, equities, bonds and positions in foreign exchange spot, forwards and derivative instruments, interest rates swaps and currency swaps and options. The other major source of exposure arises on account of mismatch in loans and advance book.

The market variables which affect the valuation of these instruments typically include interest rates, equity prices, commodity prices, exchange rates and volatility curves. Any change in the relevant market risk variable has an adverse or favourable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earning from the upside potential, there is always a possibility of downside risk. Thus, one has to constantly review the positions to ensure that the risk of such positions is within the bank’s overall risk appetite. The bank’s risk appetite is set through pre-approved treasury limit, counterparty exposure limit and ALM limit. The process for monitoring and review of risk exposure is set in the risk management procedural manual and policies.

The board of directors reviews and approves the policies for the management of market risks and dealing with authorities and limits. The Risk Monitoring Committee of the board of directors monitors market risk policies and procedures and reviews market risk limits. The board of directors has delegated the responsibility for ongoing balance sheet market risk management to the Asset Liability Committee. This committee, which is chaired by the Managing Director and includes the heads of the business groups, meets every alternate week and more often when conditions require. The Asset Liability Committee reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on the balance sheet and business. Finally, it ensures adherence to market risk limits and decides on the inter-segment transfer pricing policy. The Market Risk Department specifies the risk valuation methodology of various treasury products, formulates procedures for portfolio risk valuation, assesses market risk factors and assists in monitoring market risks for various treasury desks. The treasury mid-office is responsible for reporting market risks of the treasury desks.

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

Our Asset Liability Committee addresses the two principal aspects of our asset liability management program as follows:

First, the Asset Liability Committee monitors the liquidity gap and, at the corporate level, recommends appropriate financing or asset deployment strategies depending on whether the gap is a net asset position or a net liability position, respectively. Operationally, in the short-term, our Treasury Group implements these recommendations through transactions in the money market.

Second, the Asset Liability Committee monitors our interest rate gap and, at the corporate level, recommends repricing of our asset or liability portfolios. Operationally, in the short-term, our Treasury Group implements these recommendations by entering into transactions in the money market and interest rate swaps market.

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

In 2006, the Securities Exchange Board of India (“SEBI”) investigated whether certain persons had submitted, in violation of SEBI rules, multiple applications for allocations of shares in certain initial public offerings. Based on these investigations, SEBI found that a number of depositary participants, including the Bank, had failed to adhere to the (“KYC”) norms laid down by SEBI in connection with the opening of certain dematerialized accounts, and that this contributed to certain persons being able to open multiple accounts in certain cases. Also in 2006, in connection with the same matters, the RBI investigated whether various banks had followed RBI directions and guidelines regarding savings account opening procedures and related matters. The RBI reported that prudent banking practices were not followed by the Bank, resulting in the Bank failing to comply with certain RBI directions and guidelines in respect of account openings, KYC norms and the monitoring of large transactions. We believe, and we advised SEBI and the RBI accordingly, that we obtained in a timely manner the documents required by the applicable RBI and SEBI rules. However, we acknowledged that certain employees had not exercised the required degree of prudence in that they had failed to go beyond the documents and make inquiries beyond what was technically required. In connection with these matters, the RBI levied a penalty of Rs. 3 million on the Bank, which the Bank has paid. In April 2006, SEBI issued an interim order against 12 depository participants, including the Bank, directing them to cease opening fresh dematerialized accounts until further directions were issued. This ban on the opening of new dematerialized accounts was lifted in November 2006 and the Bank resumed opening such accounts. SEBI also issued an order directing the depositories and some of the depository participants (including the Bank) to disgorge an amount of Rs. 900.18 million. The Bank’s share of such amount was 1.82% or Rs. 16.4 million. We appealed the order to the Securities Appellate Tribunal, which passed an interim order staying SEBI’s disgorgement order. Subsequently, Security Appellate Tribunal on 22nd October 2007 has set aside the order of SEBI. In order to avoid similar problems in the future, we further tightened our internal control processes and instituted additional measures to ensure strict adherence to the KYC guidelines and other anti-money laundering requirement. We also took disciplinary action against certain employees, including dismissals in some cases.

Operational Risk Management as per Basel II norms:

The Bank is developing a detailed Operational Risk Management (ORM) Policy in line with RBI’s guidance note on Management of Operational Risk and the Basel II Accord. As a part of this initiative, a comprehensive Operational Risk Management system is being developed along with CRISIL (one of the oldest rating agencies in India whose majority shareholder is Standard & Poor’s), and the policies are being revisited to align fully with Basel II / RBI norms.

The Bank has already achieved significant progress in terms of ORM system implementation, and is now working towards implementing the comprehensive set of Basel II/RBI norm-specific Operational Risk Management policies across the bank.

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

Wholesale Banking

Our principal competitors in wholesale banking are public and new private sector banks as well as foreign banks. The large public sector banks have traditionally been the market leaders in commercial lending. Foreign banks have focused primarily on serving the needs of multinational companies and Indian corporations with cross-border financing requirements including trade and transactional services and foreign exchange products and derivatives, while the large public sector banks have extensive branch networks and large local currency funding capabilities.

Treasury

In our treasury advisory services for corporate clients, we compete principally with foreign banks in foreign exchange and derivatives, as well as public sector banks and new private sector banks in the foreign exchange and money markets business.

Employees

Our number of employees increased from 21,477 as of March 31, 2007 to 37,836 as of March 31, 2008, primarily as a result of us directly employing staff to perform activities that were formerly outsourced to third parties, including our affiliate, HBL Global Private Limited (“HBL”), in order to have more control over the marketing of our products and facilitate compliance with the KYC norms. Our overall expense did not increase because the fees we previously paid to HBL were reduced. See “Related Party Transactions.” Headcount also increased due to general growth in our business. The increase in our number of employees also resulted from the expansion of our branch network, an increase in the territories we cover and substantial growth in our retail business, particularly in the credit card market. Almost all our employees are located in India. As of March 31, 2008, approximately 14% of our employees were managers or senior managers, and approximately 3% were assistant vice presidents, vice presidents or group heads. More than 99% of our employees have university degrees.

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

We focus on training our employees on a continuous basis. We have a training center in Mumbai, where we conduct regular training programs for our employees. Management and executive trainees generally undergo up to eight-week training modules covering every aspect of banking. We offer courses conducted by both internal and external faculty. In addition to ongoing on-the-job training, we provide employees courses in specific areas or specialized operations on an as-needed basis.

Properties

Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India.

Close to the corporate headquarters is the administrative center at Kamala Mills Compound in Lower Parel, Mumbai. As of March 31, 2008, we had a network consisting of 761 branches, including 22 extension counters, and 1,977 ATMs, including 951 at non-branch locations. These facilities are located throughout India. We also rent property in Bangalore to house our disaster recovery site, which we would use to replicate our core banking and transaction systems in the event of a regional calamity in Mumbai.

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

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate in the Indian banking industry over the last three fiscal years. For example, our total assets in the three-year period ended March 31, 2008 grew at a compounded annual growth rate of 41.2%. We also recently acquired Centurion Bank of Punjab and it may be challenging to effectively and expeditiously integrate its operations. See “—we may not realize possible benefits from the merger of Centurion Bank of Punjab Limited with us. Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls such as:

•	recruiting, training and retaining sufficient skilled personnel;

•	upgrading and expanding our technology platform;

•	developing and improving our products and delivery channels;

•	preserving our asset quality as our geographical presence increases and customer profile changes;

•	complying with regulatory requirements such as the “Know Your Customer” (KYC) norms; and

•	maintaining high levels of customer satisfaction.

An inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and ADSs.

Our business is vulnerable to volatility in interest rates.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2008, net interest revenue after allowances for credit losses represented 67.1% of our net revenue. Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. This difference could result in an increase in interest expense relative to interest revenue, leading to a reduction in our net interest revenue and net interest margin. In addition, a rise in interest rates could negatively affect demand for our loans and other products.

Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the RBI, deregulation of the financial sector in India, domestic and international economic and political conditions and other factors. Yields on the Indian government’s ten-year bonds were 7.5%, 8.0% and 8.0% as of March 31, 2006, March 31, 2007 and March 31, 2008, respectively. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

If the level of non-performing loans in our portfolio increases, then our business could suffer.

Our gross non-performing loans and impaired credit substitutes represented 1.2% of our gross customer assets as of March 31, 2008. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.4% of our net customer assets portfolio as of March 31, 2008. As of March 31, 2008, we had provided for 144.2% of our total non-performing loans. We cannot assure you that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a relatively young bank and we have not experienced a significant and prolonged downturn in the economy.

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

We calculate customer and industry exposure in accordance with the policies established by Indian GAAP and the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds, deposit certificates issued by banks and equity shares). As of March 31, 2008, our largest single customer exposure as of that date was Rs. 26.06 billion, representing approximately 19.4% of our capital funds valuation, and our 10 largest customer exposures totaled approximately Rs. 113.42 billion, representing approximately 84.3% of our capital funds valuation, in each case as per RBI guidelines based on Indian GAAP figures. In accordance with RBI regulations, we received approval from our board of directors for the fact that our top two single customer exposures exceeded the RBI prescribed limit of 15.0% of our capital funds. None of the 10 largest customer exposures were classified as non-performing as on March 31, 2008 based on Indian GAAP figures. However, if any of our 10 largest customer exposures were to become non-performing, the quality of our portfolio and our business could be adversely affected.

We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2008, our largest industry concentrations, in each case based on Indian GAAP figures, were as follows: automobiles and auto ancillaries (7.0%), transport (6.9%), trading (5.5%), banks and financial institutions (4.2%) and agriculture (3.7%). In addition, as of that date approximately 44.6% of the concentration of our exposure was retail (except where otherwise included in the above classification). As of that date, our total non-performing loans and investments were concentrated in the following industries: transport (13.9%), automobiles and auto ancillaries (7.3%), textiles (2.5%) and gems and jewelry (1.5%).

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

In addition, the RBI has set forth guidelines on corporate debt restructuring. The guidelines envisage that for debt amounts of Rs. 1 billion and above, 60% of the creditors by number in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 20% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice.

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

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. We must maintain this minimum capital adequacy level to support our continuous growth. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 13.60% as of March 31, 2008. The RBI has come out with the final guidelines based on the Basel II capital adequacy standards. These guidelines will be applicable to us from March 31, 2009 and would also result in a decline in our capital adequacy ratio. Our ability to support and grow our business could be limited by a declining capital adequacy ratio if we are unable to or have difficulty accessing the capital markets.

Material changes in Indian banking regulations could harm our business.

We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas. For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations, such as those affecting the extent to which we can engage in specific businesses or those affecting foreign investment in the banking industry, as well as changes in other governmental policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. We cannot assure you that laws and regulations governing the banking sector will not change in the future or that any changes will not adversely affect our business, our future financial performance or the price of our equity shares and ADSs. For example, the RBI recently revised its regulations pertaining to capital market exposure and as a result our capital market exposure exceeds the new limits. See “—Because of our many transactions with stock market participants, our business could suffer if there is a prolonged or significant downturn on the Indian stock exchanges.”

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

The Bank provides a variety of services and products to participants involved with the Indian stock exchanges.

These include working capital funding and margin guarantees to share brokers, personal loans secured by shares and initial public offering finance for retail customers, stock exchange clearing services and depositary accounts. The Bank is required to maintain its capital market exposures within the limits as prescribed by the RBI. The Bank’s capital market exposures are comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers.

With effect from 1 April 2007, the RBI has revised the limits for banks, which is now linked to the net worth of the bank. The news norms require that a bank’s capital market exposure be limited to 40.0% of its net worth, both on a consolidated and non-consolidated basis. Based on the new norms, the Bank’s capital market exposure as at 31 March 2008, was Rs. 44.8 billion or 44.6% of its net worth on a non-consolidated basis and was slightly higher at 45.2% on a consolidated basis. The RBI has approved the Bank’s request for a time extension until 31 December 2008 to comply with the new norms. If the Bank fails to meet the norms before 31 December 2008, the Bank will have difficulty in getting other regulatory approvals necessary to do business in the normal course which could have a material adverse effect on its business and the price of our equity shares and ADSs. In addition, as a result of the Bank’s capital market exposure, a significant or prolonged downturn on the Indian stock exchanges could have a material adverse effect on the Bank’s business and cause the price of equity shares and ADSs to go down.

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

HDFC Limited and its subsidiaries owned 23.26% of our equity as of March 31, 2008. So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate the two directors who are not required to retire by rotation to our board, including the Chairman and our Managing Director, subject to RBI approval. Accordingly, HDFC Limited may be able to exercise substantial control over our board and over matters subject to a shareholder vote.

There have been reports in the Indian media suggesting that we may merge with HDFC Limited. We consider business combination opportunities as they arise. At present, we are not actively considering a business combination with HDFC Limited. Any significant business combination would involve compliance with regulatory requirements and shareholder and regulatory approvals. Were such a combination to occur, we cannot predict the impact it would have on our business, growth prospects or the prices of our equity shares and ADSs.

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

The RBI introduced a liberalized branch licensing policy in September 2005. We have applied for branches under the policy in the past and obtained approvals for opening branches under the policy. Any prolonged delay in the receipt of such licences could adversely affect our future financial performance.

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

We may not realize possible benefits from the merger of Centurion Bank of Punjab Limited with us.

On February 23, 2008, the Bank and Centurion Bank agreed in principle to the Merger (the “Proposed Merger”) of the two banks. Subsequently, on obtaining requisite approvals, Centurion Bank of Punjab Ltd. merged with us effective May 23, 2008 as per the order of the Reserve Bank of India (RBI) dated May 20, 2008.

While we believe that the benefits of the Proposed Merger will outweigh the overall costs of such a merger, as with any merger, the risk exists that the final outcome of the Proposed Merger may not produce the benefits we anticipate. The success of the Proposed Merger depends, in part, on our ability to realize potential synergies, growth opportunities and cost savings from combining the businesses of Centurion Bank with that of our own. The realization of such benefits of the Proposed Merger may be blocked, delayed or reduced as a result of numerous factors, some of which will be outside our control. These factors include difficulties in integrating our existing operations with those of Centurion Bank, including personnel policies and procedures, overlapping branch networks, information systems and management and administrative functions, unforeseen contingent risks or latent liabilities that may only become apparent after the integration process is completed, loss of our and Centurion Bank’s customers and loss of key personnel. The Bank will incur costs in connection with such integration process. There can be no assurance that these or other issues connected with the Proposed Merger will not emerge and have a material adverse effect on the Bank’s financial condition and operations in the future.

Our overseas operations are subject to international legal and regulatory risk which may adversely affect our business.

We have and also seek to establish banking operations in countries other than India. As a result of our overseas operations and given that we may expand our geographic presence globally in the future, we are and will be subject to a wide variety of international banking and financial services laws and regulations and a large number of regulatory and enforcement authorities in the jurisdictions in which we operate. The laws and regulations governing the banking and financial services industry have become increasingly complex governing a wide variety of issues, including interest rates, liquidity, capital adequacy, securitization, investments, ethical issues, money laundering, privacy, record keeping, outsourcing and marketing and selling practices, with sometimes overlapping jurisdictional or enforcement authorities.

Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Regulators in the jurisdictions in which we operate have the power to bring administrative or judicial proceedings against us (or our employees, representatives, agents and third party service providers), which could result, among other things, in suspension or revocation of one or more of our licences, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and future inquiries or investigations by regulatory and enforcement authorities, may result in regulatory action including financial penalties and restrictions on or suspension of the related business operations. In addition, failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third party service providers, our overseas offices, either in or outside the course of their services, or suspected or perceived failures by them, may result in inquiries or investigations by regulatory and enforcement authorities, in regulatory or enforcement action against either, us, our overseas offices or such employees, representatives, agents and third party service providers. Such actions may, amongst other consequences, impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, lead to additional costs, penalties, claims and expenses being incurred by us or impact adversely our ability to conduct business owing to implications on business continuity, possible distraction, lack of proper attention or time by such employees, representatives, agents and third party service providers to their official roles and duties, or suspension or termination by us of their services and having to find suitable replacements apart from personal liability, financial or other penalties and restrictions that may be imposed on or suffered by them including personal liability for criminal violation.

The U.S. banking industry has experienced significant deterioration and volatility recently, which has had negative repercussions on the international banking industry and the global economy and, as a result, could present new challenges for our business.

Commencing in 2007 and continuing into 2008, certain adverse financial developments have impacted the U.S. and global financial markets, and the U.S. and global banking industries in particular. These developments include a general slowing of economic growth both in the U.S. and globally, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. While it is difficult to predict how long these conditions will exist and which markets and businesses of our company may be affected, these developments could continue to present risks for an extended period of time for our industry and our Bank.

Risks Relating to Investments in Indian Companies

A slowdown in economic growth in India could cause our business to suffer.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. The estimated growth rate in the Indian economy has fallen from 9% in 2008 to 7.9% in 2009. A continued slowdown in the Indian economy could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy could be adversely affected by the continuing high oil prices. India’s economy has already been adversely affected by rising inflation (12% in 2008) and could also be adversely affected by a general rise in interest rates, weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. Finally, India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. It is difficult to gauge the impact of these fundamental economic changes on our business.

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

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations could have a material adverse effect on the price of our equity shares and ADSs.

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

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES

Our ADSs, each representing three equity shares, par value Indian Rs. 10 per share, are listed on the NYSE under the symbol “HDB.” Our equity shares, including those underlying the ADSs, are listed on the National Stock Exchange under the symbol “HDFCBANK” and the Bombay Stock Exchange Limited under the code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter, December 31 for the third quarter and March 31 for the fourth quarter.

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2004	U.S.$	34.9	U.S.$	15.4	68,228
2005		50.0		19.6	105,071
2006		59.7		40.0	166,883
2007
First Quarter		63.6		43.0	281,986
Second Quarter		61.8		47.3	164,589
Third Quarter		77.7		59.1	182,341
Fourth Quarter		80.0		61.0	293,883
2008
First Quarter		88.4		63.5	252,881
Second Quarter		107.8		70.9	420,506
Third Quarter		145.4		103.3	503,605
Fourth Quarter		140.7		85.3	664,692
Most Recent Six Months
March 2008		108.0		85.3	797,115
April 2008		115.5		93.5	515,436
May 2008		119.5		96.0	398,167
June 2008		97.5		69.3	735,010
July 2008		92.0		61.2	1,163,955
August 2008		95.5		77.2	684,757

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2004	Rs.	406.8	Rs.	231.0	U.S.$	10.2	U.S.$	5.8	294,090
2005		628.6		256.2		15.7		6.4	325,118
2006		812.0		448.0		20.3		11.2	423,339
2007
First Quarter		895.0		615.2		22.4		15.4	533,957
Second Quarter		954.7		680.0		23.9		17.0	354,892
Third Quarter		1,150.0		886.3		28.7		22.1	598,122
Fourth Quarter		1,160.0		883.6		29.0		22.1	604,502
2008
First Quarter		1168.4		901.4		29.2		22.5	643,169
Second Quarter		1435.6		1068.1		35.9		26.7	516,689
Third Quarter		1784.1		1366.4		44.6		34.1	540,627
Fourth Quarter		1789.0		1226.0		44.7		30.6	733,692
Most Recent Six Months
March 2008		1439.2		1226.0		36.0		30.6	830,818
April 2008		1547.8		1293.9		38.7		32.3	799,322
May 2008		1542.9		1319.6		38.6		33.0	555,049
June 2008		1310.5		1007.4		32.7		25.2	906,586
July 2008		1213.9		903.6		30.3		22.6	1,659,921
August 2008		1311.5		1108.3		32.8		27.7	1,556,858

The closing price for our equity shares on the National Stock Exchange was Rs. 1,233.75 (US$30.8) per share on September 23, 2008.

As of March 31, 2008 there were 203,091 holders of record of our equity shares, excluding ADSs, of which 54 had registered addresses in the United States and held an aggregate of 32,209 of our equity shares representing 0.01%. In our books only the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

Register of Shareholders, Record Dates and Transfer of Shares

The equity shares are in registered form. We maintain a register of our shareholders in Mumbai. We register transfers of equity shares on the register of shareholders upon presentation of certificates in respect of the transfer of equity shares held in physical form together with a transfer deed duly executed by the transferor and transferee. These transfer deeds are subject to stamp duty, which has been fixed at 0.5% of the transfer price.

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

Disclosure of Ownership Interest

The provisions of the Companies Act generally require beneficial owners of equity shares of Indian companies that are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether these provisions apply to holders of an Indian company’s ADSs, investors who exchange ADSs for equity shares are subject to this provision. Failure to comply with these provisions would not affect the obligation of a company to register a transfer of equity shares or to pay any dividends to the registered holder of any equity shares in respect of which this declaration has not been made, but any person who fails to make the required declaration may be liable for a fine of up to Rs. 1,000 for each day this failure continues. However, under the Indian Banking Regulation Act, a registered holder of any equity shares, except in certain conditions, shall not be liable to any suit or proceeding on the ground that the title to those equity shares vests in another person.

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

Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders, offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the Takeover Code. Since we are a listed company in India, the provisions of the Takeover Code will apply to us. However, the Takeover Code provides for a specific exemption from this provision to an ADS holder and states that this provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

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

	Dividend per equity share				Total amount of dividends paid (1)
					(in millions)
Relating to Fiscal Year
2004	Rs.	3.50	US$	$0.087	Rs. 1,000.5	US$	$25.0
2005		4.50		0.112	1,400.7		$35.0
2006		5.50		0.137	1,725.3		$43.1
2007		7.00		0.175	2,235.7		$55.9
2008		8.50		$0.212	3,012.7		$75.3

(1)	Includes dividends paid on shares held by the Employees Welfare Trust.

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

Effective April 1, 2007, we pay a 15.0% direct tax in respect of dividends paid by us. In addition, we pay a 10.0% surcharge on 15.0% direct tax and a 3.0% add-on tax on such 15.0% direct tax including surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied.

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

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2006, 2007 and 2008 and the selected balance sheet data as of March 31, 2007 and 2008 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2004, March 31, 2005, March 31, 2006 and selected income data for the years ended March 31, 2004 and March 31, 2005 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2008 have been translated into U.S. dollars at the rate on such date of Rs. 40.02 per US$1.00.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table. The following data does not include financial information about Centurion Bank of Punjab, which we acquired effective May 23, 2008.

	Year ended March 31,
	2004		2005		2006		2007		2008		2008
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	24,591.5	Rs.	29,209.4	Rs.	43,528.0	Rs.	70,061.6	Rs.	104,249.7	US$	2,605.0
Interest expense		11,983.1		13,223.7		19,621.8		33,145.1		49,414.0		1,234.7

Net interest revenue		12,608.4		15,985.7		23,906.2		36,916.5		54,835.7		1,370.3
Provisions for credit losses, net		2,343.4		3,048.2		5,032.0		8,250.3		13,367.7		334.0

Net interest revenue after provisions for credit losses		10,265.0		12,937.5		18,874.2		28,666.2		41,468.0		1,036.3
Non-interest revenue, net		4,697.6		8,211.5		12,147.9		14,999.7		20,346.6		508.4

Net revenue		14,962.6		21,149.0		31,022.1		43,665.9		61,814.6		1,544.7
Non-interest expense		8,369.3		11,413.9		17,846.8		27,426.1		42,261.8		1,056.1

Income before income tax expense		6,593.3		9,735.1		13,175.3		16,239.8		19,552.8		488.6
Income tax expense		1,838.8		3,125.4		3,965.7		5,142.9		6,307.6		157.6

Net income before minority interest		4,754.5		6,609.7		9,209.6		11,096.9		13,245.2		331.0
Minority interest		—		—		22.5		57.2		91.0		2.3

Net income	Rs.	4,754.5	Rs.	6,609.7	Rs.	9,187.1	Rs.	11,039.7	Rs.	13,154.2	US$	328.7

Per equity share data:
Earnings per equity share, basic	Rs.	16.87	Rs.	22.78	Rs.	29.45	Rs.	35.10	Rs.	38.24	US$	0.96
Earnings per equity share, diluted		16.70		22.60		29.08		34.60		37.75		0.94
Dividends per share		3.50		4.50		5.50		7.00		8.50		0.21
Book value (1)		110.36		159.22		176.49		205.10		336.44		8.41
Equity share data:
Equity shares outstanding at end of period		282.8		309.9		313.1		319.4		354.4		354.4
Weighted average equity shares outstanding — basic		281.9		290.1		311.9		314.6		344.0		344.0
Weighted average equity shares outstanding — diluted		284.7		292.5		315.9		319.1		348.4		348.4

ADS data (where 1 ADS represents 3 shares):
Earnings per ADS — basic		50.61		68.34		88.36		105.30		114.72		2.87
Earnings per ADS — diluted		50.10		67.80		87.24		103.80		113.25		2.83

	As of March 31,
	2004		2005		2006		2007		2008		2008
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	33,010.4	Rs.	37,575.8	Rs.	61,194.3	Rs.	80,546.4	Rs.	147,208.0	US$	3,678.4
Term placements (2)		3,565.2		8,699.6		10,243.7		12,815.8		5,917.6		147.9
Loans, net of allowance		177,681.1		256,486.9		395,274.3		536,730.9		715,345.3		17,874.7
Investments:
Investments held for trading		6,233.8		1,278.5		2,945.6		4,284.1		113,557.8		2,837.5
Investments available for sale		133,274.6		204,292.8		273,457.0		304,241.1		419,008.8		10,470.0
Investments held to maturity (3)		36,368.4		—		—		—		—		—
Total		175,876.8		205,571.3		276,402.6		308,525.2		532,566.6		13,307.5
Total assets	Rs.	426,835.6	Rs.	535,544.2	Rs.	790,969.4	Rs.	1,013,185.9	Rs.	1,507,988.9	US$	37,680.9
Long-term debt (including current portion)		6,086.0		5,028.1		17,899.9		33,601.5		32,832.4		820.4
Short-term borrowings (excluding current portion of long-term debt)		24,064.2		62,079.1		74,805.4		95,472.4		129,330.3		3,231.6
Total deposits		304,062.0		363,542.5		557,305.4		682,348.0		1,005,910.1		25,135.2
Of which:
Interest-bearing deposits		215,710.8		257,237.9		410,181.2		484,542.9		718,646.9		17,957.2
Non-interest bearing deposits		88,351.2		106,304.6		147,124.2		197,805.1		287,263.2		7,178.0
Total liabilities		395,619.8		486,206.2		735,476.6		947,356.2		1,388,281.6		34,689.7
Minority interest		—		—		225.3		321.6		462.0		11.5
Total Shareholders’ equity		31,215.8		49,338.0		55,267.5		65,508.1		119,245.3		2,979.8
Total liabilities and shareholders’ equity	Rs.	426,835.6	Rs.	535,544.2	Rs.	790,969.4	Rs.	1,013,185.9	Rs.	1,507,988.9	US$	37,681.0

	Year ended March 31,
	2004		2005		2006		2007		2008		2008
	(in millions)
Period average (4)
Interest-earning assets	Rs.	327,523.4	Rs.	424,620.1	Rs.	589,311.1	Rs.	841,352.1	Rs.	1,077,606.7	US$	26,926.7
Loans, net of allowance		136,527.4		204,919.0		323,709.9		467,362.5		641,422.4		16,027.5
Total assets		357,123.8		448,029.6		621,249.5		885,171.5		1,251,281.2		31,266.4
Interest-bearing deposits		200,904.4		250,310.9		338,085.5		491,948.4		661,884.6		16,538.8
Non-interest bearing deposits		61,803.3		92,382.6		125,616.3		170,468.2		247,083.6		6,174.0
Total deposits		262,707.7		342,693.5		463,701.8		662,416.6		908,968.2		22,712.8
Interest-bearing liabilities		236,551.0		298,276.8		419,000.5		594,152.0		763,617.7		19,080.9
Long-term debt		2,605.9		5,371.3		6,669.7		26,812.5		32,218.4		805.1
Short-term borrowings		33,040.7		42,594.6		74,245.3		75,391.1		69,514.7		1,737.0
Total liabilities		328,458.9		407,265.5		572,893.7		826,187.9		1,149,483.2		28,722.7
Shareholders’ equity		28,664.9		40,764.1		48,355.8		58,983.6		101,797.9		2,543.7

	As of or for the year ended March 31,
	2004	2005	2006	2007	2008
	(in percentage)
Profitability:
Net income (after minority interest) as a percentage of:
Average total assets	1.3	1.5	1.5	1.2	1.1
Average shareholders’ equity	16.6	16.2	19.0	18.7	13.0
Dividend payout ratio (5)	21.0	21.2	18.7	20.3	22.9
Spread (6)	3.5	3.5	3.8	4.0	4.8
Net interest margin (7)	3.8	3.8	4.1	4.4	5.1
Cost-to-net revenue ratio (8)	55.9	54.0	57.5	62.8	68.4
Cost-to-average assets ratio (9)	2.3	2.5	2.9	3.1	3.4
Capital:
Total capital adequacy ratio (10)	11.66	12.16	11.41	13.08	13.60
Tier 1 capital adequacy ratio (10)	8.03	9.60	8.55	8.57	10.30
Tier 2 capital adequacy ratio (10)	3.63	2.56	2.86	4.51	3.30
Average shareholders’ equity as a percentage of average total assets	8.0	9.1	7.8	6.7	8.1
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets (11)	1.6	1.5	1.2	1.2	1.2
Net non-performing customer assets as a percentage of net customer assets (11)	0.2	0.2	0.4	0.4	0.4
Total allowance for credit losses as a percentage of gross non-performing credit assets	116.8	133.2	118.2	128.1	144.2

1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.
2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
3)	During fiscal 2005 we transferred certain securities classified as “held to maturity” to the “available for sale” category for reasons not permitted under U.S. GAAP. As a result we were required to transfer all remaining securities to the “available for sale” category and we are prevented from establishing a “held to maturity” portfolio until after March 31, 2007. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
4)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.
5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends of each year are typically paid in the following fiscal year. See “Dividend Policy.”
6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.
8)	Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.
9)	Represents the ratio of non-interest expense to average total assets.
10)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the RBI, based on the financial statements prepared in accordance with the Indian GAAP. See “Supervision and Regulation.”
11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2006					2007					2008
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	36,720.2	Rs.	860.2	2.3%	Rs.	65,221.9	Rs.	1,891.1	2.9%	Rs.	30,631.2	Rs.	1,760.4	5.7%
Term placements		9,471.6		648.8	6.9		10,993.8		790.8	7.2		14,248.4		1,182.7	8.3
Investments available for sale:
Tax free(1)		10,856.0		598.4	5.5		14,920.8		1,109.3	7.4		8,333.0		472.4	5.6
Taxable		205,220.9		12,371.2	6.0		264,519.6		18,298.7	6.9		327,523.6		24,789.0	7.6
Investments held to maturity		—		—	—		—		—	—		—		—	—
Investments held for trading		3,332.4		195.6	5.9		18,333.5		1,148.2	6.3		55,448.1		3,449.3	6.2
Loans, net:
Retail loans		157,272.2		14,864.4	9.5		250,818.9		29,662.0	11.8		361,791.4		46,794.0	12.9
Wholesale loans		166,437.7		13,989.4	8.4		216,543.6		17,161.5	7.9		279,631.0		25,801.9	9.2

Total interest-earning assets:	Rs.	589,311.0	Rs.	43,528.0	7.4%	Rs.	841,352.1	Rs.	70,061.6	8.3%	Rs.	1,077,606.7	Rs.	104,249.7	9.7%

Non-interest-earning assets:
Cash		5,116.5					4,854.2					95,172.9
Property and equipment		7,416.5					9,556.1					9,364.2
Other assets		19,405.5					29,409.1					69,137.4

Total non-interest earning assets		31,938.5					43,819.4					173,674.5

Total assets	Rs.	621,249.5	Rs.	43,528.0	7.0%	Rs.	885,171.5	Rs.	70,061.6	7.9%	Rs.	1,251,281.2	Rs.	104,249.7	8.3%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	138,850.4	Rs.	3,731.6	2.7%	Rs.	178,310.4	Rs.	4,772.3	2.7%	Rs.	222,473.6	Rs.	5,757.6	2.6%
Time deposits		199,235.1		11,858.5	6.0		313,638.0		21,403.6	6.8		439,411.0		36,909.5	8.4
Short-term borrowings(2)		74,245.3		3,469.7	4.7		75,391.1		4,804.4	6.4		69,514.7		4,100.9	5.9
Long-term debt		6,669.7		562.0	8.4		26,812.5		2,164.8	8.1		32,218.4		2,646.0	8.2

Total interest-bearing liabilities	Rs.	419,000.5	Rs.	19,621.8	4.7%	Rs.	594,152.0	Rs.	33,145.1	5.6%	Rs.	763,617.7	Rs.	49,414.0	6.5%

Non-interest-bearing liabilities:
Non-interest-bearing deposits (3)		125,616.3					170,468.2					247,083.6
Other liabilities		28,276.9					61,567.7					138,781.9
Total non-interest-bearing liabilities		153,893.3					232,035.9					385,865.5

Total liabilities	Rs.	572,893.7	Rs.	19,621.8	3.4%	Rs.	826,187.9	Rs.	33,145.1	4.0%	Rs.	1,149,483.2	Rs.	49,414.0	4.3%

Shareholders’ equity		48,355.8					58,983.6					101,797.9

Total liabilities and shareholders’ equity	Rs.	621,249.5	Rs.	19,621.8	3.2%	Rs.	885,171.5	Rs.	33,145.1	3.7%	Rs.	1,251,281.2	Rs.	49,414.0	3.9%

1)	Yields on tax free securities are not on a tax equivalent basis.
2)	Includes securities sold under repurchase agreements.
3)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and changes in average rates.

	Fiscal 2007 vs. Fiscal 2006						Fiscal 2008 vs. Fiscal 2007
	Increase (decrease)(1) due to						Increase (decrease)(1) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest revenue:
Cash equivalents	Rs	1,030.9	Rs.	667.7	Rs.	363.2	Rs	(130.7)	Rs.	1,756.6	Rs.	(1,887.3)
Term placements		142.0		104.3		37.7		391.9		234.1		157.8
Investments available for sale:
Tax free		510.9		224.0		286.9		(636.9)		(489.8)		(147.1)
Taxable		5,927.5		3,574.7		2,352.8		6,490.3		4,358.4		2,131.9
Investments held to maturity		—		—		—		—		—		—
Investments held for trading		952.6		880.5		72.1		2,301.1		2,324.4		(23.3)
Loans, net:
Retail loans		14,797.6		8,841.5		5,956.1		17,132.0		13,123.7		4,008.3
Wholesale loans		3,172.1		4,211.5		(1,039.4)		8,640.4		4,999.8		3,640.6

Total interest-earning assets	Rs.	26,533.6	Rs.	18,504.2	Rs.	8,029.3	Rs.	34,188.1	Rs.	26,307.2	Rs.	7,880.9

Interest expense:
Savings account deposits	Rs.	1,040.7		1,060.5	Rs.	(19.8)	Rs.	985.3	Rs.	1,182.0	Rs.	(196.7)
Time deposits		9,545.1		6,809.3		2,745.8		15,505.9		8,583.1		6,922.8
Short-term borrowings		1,306.7		86.6		1,220.1		(703.5)		(374.5)		(329.0)
Long-term debt		1,630.8		1,415.2		215.6		481.2		436.5		44.7

Total interest-bearing liabilities	Rs.	13,523.3	Rs.	9,371.6	Rs.	4,151.7	Rs.	16,268.9	Rs.	9,827.1	Rs.	6,441.8

Net interest revenue	Rs.	13,010.3	Rs.	9,132.6	Rs.	3,877.6	Rs.	17,919.2	Rs.	16,480.1	Rs.	1,439.1

1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2006		2007		2008
	(in millions, except percentages)
Interest revenue	Rs.	43,528.0	Rs.	70,061.6	Rs.	104,249.7
Average interest-earning assets		589,311.0		841,352.1		1,077,606.7
Interest expense		19,621.8		33,145.1		49,414.0
Average interest-bearing liabilities		419,000.5		594,152.0		763,617.7
Average total assets		621,249.5		885,171.5		1,251,281.2
Average interest-earning assets as a percentage of average total assets		94.9%		95.0%		86.1%
Average interest-bearing liabilities as a percentage of average total assets		67.4%		67.1%		61.0%
Average interest-earning assets as a percentage of average interest-bearing liabilities		140.6%		141.6%		141.1%

Yield		7.4%		8.3%		9.7%
Cost of funds(1)		3.4%		4.0%		4.3%
Spread(2)		3.8%		4.0%		4.8%
Net interest margin(3)		4.1%		4.4%		5.1%

1)	Excludes shareholders’ equity.
2)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
3)	Net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread. If average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

Returns on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2006		2007		2008
	(in millions, except percentages)
Net income	Rs.	9,187.1	Rs.	11,039.7	Rs.	13,154.2
Average total assets		621,249.5		885,171.5		1,251,281.2
Average shareholders’ equity		48,355.8		58,983.6		101,797.9
Net income as a percentage of average total assets		1.5%		1.2%		1.1%
Net income as a percentage of average shareholders’ equity		19.0%		18.7%		12.9%
Average shareholders’ equity as a percentage of average total assets		7.8%		6.7%		8.1%
Dividend payout-ratio		18.8%		20.3%		22.9%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2006								2007								2008
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized Loss		Fair Value
	(in millions)
Government securities	Rs.	189,660.3	Rs.	405.2	Rs.	1,957.1	Rs.	188,108.4	Rs.	234,524.4	Rs.	319.8	Rs.	5,202.3	Rs.	229,641.9	Rs.	351,477.0	Rs.	481.8	Rs.	2,527.2	Rs.	349,431.6
Other debt securities		37,862.8		282.4		496.9		37,648.3		37,876.1		125.5		637.5		37,364.1		40,399.6		58.1		118.8		40,338.9

Total debt securities		227,523.1		687.6		2,454.0		225,756.7		272,400.5		445.3		5,839.8		267,006.0		391,876.6		539.9		2,646.0		389,770.5

Non-debt securities		47,959.8		186.1		445.6		47,700.3		37,350.3		240.1		355.3		37,235.1		29,034.0		315.0		110.7		29,238.3

Total	Rs.	275,482.9	Rs.	873.7	Rs.	2,899.6	Rs.	273,457.0	Rs.	309,750.8	Rs.	685.4	Rs.	6,195.1	Rs.	304,241.1		420,910.6	Rs.	854.9	Rs.	2,756.7	Rs.	419,008.8

Held to Maturity Investments

As of March 31, 2006, March 31, 2007 and March 31, 2008, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2006								2007								2008
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross Unrealized loss		Fair value
	(in millions)
Government Securities	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6	Rs.	1,639.3	Rs.	3.5	Rs.	5.0		1,637.8	Rs.	12,572.9	Rs.	3.3	Rs.	41.1	Rs.	12,535.1
Other debt Securities		—		—		—		—		—		—		—		—		8,630.8		3.3		31.4		8,602.7

Total debt Securities	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs.	2,945.6	Rs.	1,639.3	Rs.	3.5	Rs.	5.0	Rs.	1,637.8	Rs.	21,203.7	Rs.	6.6	Rs.	72.5	Rs.	21,137.8

Non-debt Securities		—		—		—		—		2,644.2		2.5		0.4		2,646.3		92,418.7		5.1		3.8		92,420.0

Total	Rs.	2,948.1	Rs.	6.1	Rs.	8.6	Rs	2,945.6	Rs.	4,283.5	Rs.	6.0	Rs.	5.4	Rs	4,284.1	Rs.	113,622.4	Rs.	11.7	Rs.	76.3	Rs.	113,557.8

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available for sale securities and their market yields.

	At March 31, 2008
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	26,024.3	7.2%	Rs.	222,032.1	7.6%	Rs.	63,180.6	7.6%	Rs.	38,194.6	8.2%
Other debt securities		26,047.4	9.1		6,910.1	9.1		883.9	9.6		6,497.5	9.5

Total debt securities, fair value	Rs.	52,071.7	8.2%	Rs.	228,942.2	7.6%	Rs.	64,064.5	7.7%	Rs.	44,692.1	8.4%

Total amortized cost	Rs.	51,156.3		Rs.	230,004.7		Rs.	64,488.3		Rs.	45,227.3

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 64.2% and 62.8% of total deposits as of March 31, 2007 and March 31, 2008, respectively. Wholesale banking deposits represented 35.8% and 37.2% of total deposits as of March 31, 2007 and March 31, 2008, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of daily balance for the relevant period) of savings deposits was 2.7% in fiscal 2006, 2.7% in fiscal 2007 and 2.6% in fiscal 2008. The average cost of time deposits was 6.0% in fiscal 2006, 6.8% in fiscal 2007 and 8.4% in fiscal 2008. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2006			2007			2008
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits(1)	Rs.	125,616.3	27.1%	Rs.	170,468.2	25.7%	Rs.	247,083.6	27.2%
Savings deposits		138,850.4	29.9		178,310.4	26.9		222,473.6	24.5
Time deposits		199,235.1	43.0		313,638.0	47.4		439,411.0	48.3

Total	Rs.	463,701.8	100.0%	Rs.	662,416.6	100.0%	Rs.	908,968.2	100.0%

1)	Includes current accounts and cash floats from transactional services.

As of March 31, 2008, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2008
	Up to 3 Months		3 to 6 months		6 to 12 Months		More than 1 Year
	(in millions)
Balance to maturity for deposits exceeding Rs. 0.1 million each	Rs.	156,769.8	Rs.	78,580.4	Rs.	118,013.9	Rs.	37,450.5

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings exclude deposits and securities sold under repurchase agreements.

	Years ended March 31,
	2006		2007		2008
	(in millions, except percentages)
Period end (including current portion of long-term debt)	Rs.	74,805.4	Rs.	95,472.4	Rs.	129,477.6
Average balance during the period	Rs.	73,569.3	Rs.	75,391.1	Rs.	69,514.7
Maximum outstanding	Rs.	100,008.2	Rs.	119,978.6	Rs.	161,157.0
Average interest rate during the period(1)		4.8%		6.4%		5.9%
Average interest rate at period end(2)		6.4%		9.9%		7.3%

1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2006, 2007 and 2008.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2008 are Rs. 20.12 billion (previous year: Rs. 20.12 billion), Rs. 10.37 billion (previous year: Rs. 10.70), and Rs. 2.0 billion (previous year: Rs. 2.0 billion) respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate	Year of call	Step-up rate	Outstanding amount (Rupees in billions)
					%		(%)
Lower Tier 2	INR	2003-04	2013-14	9.3	5.90	—	—	3.95
Lower Tier 2	INR	2003-04	2016-17	12.3	6.00	—	—	0.05
Lower Tier 2	INR	2005-06	2015-16	9.5	7.50	—	—	4.14
Lower Tier 2	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier 2	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier 2	INR	2005-06	2015-16	9.9	8.60	—	—	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Upper Tier 2	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	9.10	—	—	2.41
Upper Tier 2	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Perpetual Debt	INR	2006-07	—	—	9.92	2016-17	10.92	2.00
Upper Tier 2	INR	2006-07	2021-22	15.0	8.95	2016-17	9.70	0.36
Upper Tier 2	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	LIBOR+2.2	4.01

The Upper Tier 2 U.S. dollar debt depicted in the table above is for an amount of US$ 100 million raised during the fiscal 2007 carrying an interest rate of Libor + 1.20%. In the table above the rupee equivalent is based on the currency rate as on March 31, 2008. We have a right to redeem certain of the issuances as noted above under “year of call.” If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2008(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	Rs. 69,531.1	Rs. 7,994.4	Rs. 6,321.1	Rs. 6,752.3	Rs. 90,598.9	Rs. 48,688.5	Rs. 5,235.4	Rs. 2,685.2	Rs. 147,208.0
Term placements	249.0	379.5	256.9	173.9	1,059.3	297.6	1,597.9	2,962.8	5,917.6
Investments held for trading(4)	108,383.8	1,378.9	—	3,795.1	113,557.8	—	—	—	113,557.8
Investments available for sale(5)(6)	107,364.7	28,295.7	34,117.5	36,415.7	206,193.6	164,307.6	20,005.1	28,502.5	419,008.8
Securities purchased under agreement to resell	2,405.7	—	—	—	2,405.7	—	—	—	2,405.7
Loans, net(7)(8)	81,729.4	71,520.8	74,024.7	117,569.7	344,844.6	314,698.0	39,411.3	16,391.4	715,345.3
Accrued interest receivable	11,297.7	—	—	—	11,297.7	—	—	—	11,297.7
Other assets	75,049.5	—	—	—	75,049.5	—	—	—	75,049.5

Total financial assets	456,010.9	109,569.3	114,720.2	164,706.7	845,007.1	527,991.7	66,249.7	50,541.9	1,489,790.4

Deposits(9)(10)	124,412.8	66,753.8	84,747.8	76,715.8	352,630.2	566,281.2	57,682.4	29,316.3	1,005,910.1
Debt(11)	45,156.6	51,067.4	31,037.4	2,210.5	129,471.9	199.8	—	32,491.0	162,162.7
Securities Sold under repurchase agreements	44,000.0	—	—	—	44,000.0	—	—	—	44,000.0
Other Liabilities(12)	130,332.6	2,670.0	5,873.0	—	138,875.6	31,997.4	—	5,335.8	176,208.8

Total financial liabilities	343,902.0	120,491.2	121,658.2	78,926.3	664,977.7	598,478.4	57,682.4	67,143.1	1,388,281.6

Asset/Liability Gap	112,108.9	(10,921.9)	(6,938.0)	85,780.4	180,029.4	(70,486.7)	8,567.3	(16,601.2)	101,508.8

Cumulative gap	112,108.9	101,187.0	94,249.0	180,029.4	180,029.4	109,542.7	118,110.0	101,508.8	101,508.8

Cumulative gap as a percentage of total financial assets	24.6%	17.9%	13.9%	21.3%	21.3%	8.0%	8.2%	6.8%	6.8%

1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
2)	Cash on hand is classified in the “0-28” days category.
3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
4)	Securities in the trading book are classified based on the expected time of realization for such investments.
5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
6)	Shares and units of open ended mutual funds in the available for sale investment portfolio are classified in the “greater than five years” category.
7)	Includes net non-performing loans which are classified in the “greater than five years” category.
8)	Ambiguous maturity overdrafts are classified under various maturity categories based on historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
9)	Non-maturity deposits are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
10)	Time deposits are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals.
11)	Includes short-term borrowings and long-term debt.
12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.

For further information on how we manage our asset liability risk, see “Business — Market Risk.”

Loan Portfolio and Credit Substitutes

As of March 31, 2008 our gross loan portfolio was Rs. 728.1 billion and represented approximately 7.0 million contracts outstanding. As of that date, our gross credit substitutes outstanding were Rs. 5.0 billion and represented 12 credit substitutes outstanding. Almost all of our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business — Retail Banking — Retail Loan Products” and “Business — Wholesale Banking — Commercial Banking Products — Commercial Loan Products and Credit Substitutes.”

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2004		2005		2006		2007		2008
	(in millions)
Retail loans	Rs.	73,251.6	Rs.	112,666.0	Rs.	229,301.4	Rs.	318,606.1	Rs.	441,312.4
Wholesale loans		107,923.8		149,259.4		171,626.2		226,139.3		286,768.9

Gross loans	Rs.	181,175.4	Rs.	261,925.4	Rs.	400,927.6	Rs.	544,745.4	Rs.	728,081.3

Credit substitutes (at fair value)		17,041.5		13,880.9		9,751.3		6,759.0		5,046.9

Gross loans plus credit substitutes	Rs.	198,216.9	Rs.	275,806.3	Rs.	410,678.9	Rs.	551,504.4	Rs.	733,128.2

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2008
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	169,784.5		256,124.2		15,403.7
Wholesale loans		175,060.3		100,888.4		10,820.2

Gross loans	Rs.	344,844.8	Rs.	357,012.6	Rs.	26,223.9

Credit Substitutes		3,208.2		1,833.6		5.1
Gross Loans and credit substitutes	Rs.	348,053.0	Rs.	358,846.2	Rs.	26,229.0

	At March 31, 2008
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	11,916.8	Rs.	159,806.8	Rs.	12,805.6
Fixed rates		332,928.0		197,205.8		13,418.3

Gross loans	Rs.	344,844.8	Rs.	357,012.6	Rs.	26,223.9

Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		3,208.2		1,833.6		5.1

Gross credit substitutes	Rs.	3,208.2		1,833.6		5.1

Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	11,916.8	Rs.	159,806.8	Rs.	12,805.6
Fixed rates		336,136.2		199,039.4		13,423.4

Gross loans and credit substitutes	Rs.	348,053.0	Rs.	358,846.2	Rs.	26,229.0

Concentration of Loans and Credit Substitutes

Pursuant to the guidelines of the RBI, our exposure to individual borrowers is limited to 15% of our capital funds (as defined by RBI and calculated under Indian GAAP), and to 40% of our capital funds to a group of companies under the same management. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10% in respect of group borrowers. We may, in exceptional circumstances, with the approval of our board of directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. See “Supervision and Regulation — Credit Exposure Limits.” In accordance with RBI regulations, we received approval from our board of directors for the fact that our top two single customer exposures exceeded the RBI prescribed limit of 15.0% of our capital funds.

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

	At March 31,
	2004			2005			2006			2007			2008
	(in millions, except percentages)
Land transport	Rs.	15,396.2	7.8%	Rs.	29,860.5	10.8%	Rs.	36,841.6	9.0%	Rs.	61,407.3	11.1%	Rs.	54,454.9	7.4%
Activities allied to agriculture		2,778.4	1.4		4,501.9	1.6		11,559.7	2.8		27,237.3	4.9		52,169.8	7.1
Trade		8,049.6	4.1		12,781.8	4.6		14,396.8	3.5		26,404.9	4.8		41,119.1	5.6
Automotive manufacturers		19,370.2	9.8		26,100.0	9.5		41,008.3	10.0		26,165.0	4.7		27,201.1	3.7
Food Processing		6,973.0	3.5		4,415.3	1.6		5,344.1	1.3		13,586.0	2.5		16,967.3	2.3
Engineering		6,631.0	3.3		4,862.3	1.8		10,963.5	2.7		13,010.8	2.4		15,662.0	2.1
Fertilizers		2,394.2	1.2		3,684.4	1.3		6,064.9	1.5		12,284.8	2.2		15,023.9	2.1
Others (including unclassified retail)		136,624.3	68.9		189,600.1	68.8		284,500.0	69.2		371,408.3	67.4		510,530.1	69.6

Total	Rs.	198,216.9	100.0%	Rs.	275,806.3	100.0%	Rs.	410,678.9	100.0%	Rs.	551,504.4	100.0%	Rs.	733,128.2	100.0%

As of March 31, 2008, our 10 largest exposures totaled approximately Rs. 113.4 billion and represented 84.3% of our capital funds as per RBI guidelines based on Indian GAAP figures. The largest group of companies under the same management control accounted for 19.1% of our capital funds as on March 31, 2008 as per Indian GAAP.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their net bank credit to certain sectors called “priority sectors.” Priority sectors include small-scale industries, agricultural and agriculture based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI. See “Supervision and Regulation.”

We are required to comply with the priority sector lending requirements as of the last reporting Friday of each fiscal year, a date specified by the RBI for reporting. Apart from our loans to the sectors outlined above, we may invest in bonds of specified institutions and mortgage-backed securitized paper to meet our mandated lending requirements. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. With a view to rationalizing the banks’ investments under priority sector lending and encouraging banks to increasingly lend directly to the farmers or other priority sector borrowers, the RBI has stipulated that effective fiscal 2007, fresh investments by banks in specified institutions shall not be eligible for classification under priority sector lending.

The RBI has issued revised guidelines to be followed by banks with effect from April 1, 2007. See “Supervision and Regulation” for further details.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	At March 31,
	2004		2005		2006		2007		2008
	(in millions)
Directed lending:
Agriculture	Rs.	13,220.2	Rs.	20,641.5	Rs.	42,747.0	Rs.	70,712.7	Rs.	70,214.0
Small scale industries		4,370.6		4,013.2		6,968.9		19,229.9		79,809.0
Other		7,633.3		32,519.8		59,468.8		87,738.6		25,285.1

Total directed lending	Rs.	25,224.1	Rs.	57,174.5	Rs.	109,184.7	Rs.	177,681.2	Rs.	175,308.1

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

The Indian economy has expanded during the past two years with GDP growth of 9.6% in fiscal 2007 and 9.0% in fiscal 2008. Since 1991, the government of India has pursued a policy of gradual liberalization and deregulation. Indian corporations have had to respond to these pressures through a process of restructuring and repositioning. This restructuring process is taking place in several industries, primarily in sectors where many small, unprofitable manufacturing facilities have existed, such as the iron and steel and textiles industries. This led to a decline in the operating performance of some Indian corporations and the impairment of related loan assets in the financial system, including some of our assets. The decline in certain sectors of the Indian economy has been offset by growth in segments such as financial services and information technology.

As of March 31, 2008, our gross non-performing loans as a percentage of gross loan assets was 1.2% and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets was 0.4%. We have made total valuation allowances for 144.2% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.3% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31
	2004		2005		2006		2007		2008
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	403.5	Rs.	1,663.3	Rs.	3,193.5	Rs.	4,785.7	Rs.	7,446.1
Wholesale loans		2,589.1		2,420.9		1,590.0		1,469.9		1,383.2

Gross non-performing loans	Rs.	2,992.6	Rs.	4,084.2	Rs.	4,783.5	Rs.	6,255.6	Rs.	8,829.3

Specific valuation allowances	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6
Unallocated valuation allowances		771.6		1,945.7		2,448.7		3,790.3		6,894.4
Non-performing loans net of specific valuation allowance		269.9		591.4		1,578.9		2,031.4		2,987.7
Gross loan assets		181,175.4		261,925.4		400,927.6		544,745.4		728,081.3
Net loan assets	Rs.	177,681.1	Rs.	256,486.9	Rs.	395,274.3	Rs.	536,730.9	Rs.	715,345.3
Gross non-performing loans as a percentage of gross loans		1.7%		1.6%		1.2%		1.1%		1.2%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.2%		0.2%		0.4%		0.4%		0.4%
Specific valuation allowance as a percentage of gross non-performing loans		91.0%		85.5%		67.0%		67.5%		66.2%
Total valuation allowance as a percentage of gross non-performing loans		116.8%		133.2%		118.2%		128.1%		144.2%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired.

We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us.

We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2004		2005		2006		2007		2008
	(in millions)
Performing	Rs.	178,182.8	Rs.	257,841.2	Rs.	396,144.1	Rs.	538,489.8	Rs.	719,252.0
Non-performing or impaired:
On accrual status		—		—		—		—		—
On non-accrual status		2,992.6		4,084.2		4,783.5		6,255.6		8,829.3
Total non-performing or impaired		2,992.6		4,084.2		4,783.5		6,255.6		8,829.3

Total	Rs.	181,175.4	Rs.	261,925.4	Rs.	400,927.6	Rs.	544,745.4	Rs.	728,081.3

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

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. We also have an unallocated allowance for performing loans, based on the overall portfolio quality, asset growth, economic conditions and other risk factors.

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

	2004					2005					2006					2007					2008
	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(Rupees in millions, except percentages)
Diamond, gems and jewelry exports	Rs.	1,473.8	Rs.	129.1	8.8	Rs.	1,401.7	Rs.	129.1	9.2	Rs.	2,559.4	Rs.	129.1	5.0	Rs.	—	Rs.	—	—	Rs.	1,223.3	Rs.	129.1	10.6
Land transport		15,396.2		21.4	0.1		29,860.5		269.8	0.9		36,841.6		347.9	0.9		1,407.3		266.7	0.4		54,454.9		1,226.9	2.3
Textiles		1,327.6		356.2	26.8		3,483.9		303.4	8.7		6,291.4		313.7	5.0		6,851.7		219.8	3.2		10,429.4		219.8	2.1
Retail advances not otherwise classified		63,207.8		382.1	0.6		103,681.2		1,134.5	1.1		175,780.1		2,534.1	1.4		265,649.8		4,520.7	1.7		360,322.0		6,231.2	1.7
Electricity generation		759.5		26.8	3.5		1,620.3		26.8	1.7		1,599.4		26.8	1.7		—		—	—		2,910.6		45.2	1.6
Automobiles		18,541.1		653.7	3.5		25,667.6		913.3	3.6		40,970.3		954.4	2.3		26,165.0		642.9	2.5		52,169.8		642.9	1.2
Manufacture of metal products		—		—	—		—		—	—		—		—	—		9,264.4		114.8	1.2		15,184.5		114.8	0.8
Miscellaneous industries		—		—	—		4,221.0		59.5	1.4		15,824.0		58.7	0.4		10,343.9		108.2	1.0		15,764.0		116.5	0.7
Computer Software		—		—	—		—		—	—		—		—	—		751.5		7.6	1.0		1,428.4		7.6	0.5
Glass and glass products		419.8		9.1	2.2		814.5		9.1	1.1		—		—	—		2,468.4		9.1	0.4		2,465.0		9.1	0.4
Engineering		6,050.0		56.1	0.9		4,862.3		56.1	1.2		10,659.7		56.0	0.5		12,912.7		174.0	1.3		15,023.9		41.5	0.3
Activities allied to agriculture		—		—	—		—		—	—		—		—	—		27,237.3		5.7	—		27,201.1		23.9	0.1
Food processing		—		—	—		—		—	—		5,344.1		3.4	0.1		13,586.0		3.4	—		16,967.3		8.0	0.0
Traders		200.1		3.4	1.7		1,738.0		2.5	0.1		14,357.2		7.8	0.1		26,364.3		150.6	0.6		41,075.6		12.8	0.0
Drugs and pharmaceuticals		3,039.5		40.0	1.3		3,917.6		42.9	1.1		3,834.0		32.3	0.8		3,538.4		32.3	0.9		5,670.1		—	—
Consumer electronics		2,261.1		639.1	28.3		3,452.7		679.4	19.7		2,199.4		129.0	5.9		—		—	—		—		—	—
Iron and steel		3,616.6		440.4	12.2		4,840.2		201.5	4.2		5,641.2		118.2	2.1		—		—	—		—		—	—
Other wholesale trade		2,526.6		40.9	1.6		4,465.9		40.9	0.9		5,155.7		49.5	1.0		—		—	—		—		—	—
Fertilizers		1,974.7		22.6	1.2		2,882.3		122.9	4.3		5,450.9		22.6	0.4		—		—	—		—		—	—
Electrical machinery		1,376.6		76.1	5.5		2,428.9		66.9	2.8		—		—	—		—		—	—		—		—	—
Construction		27.5		21.9	79.6		385.3		10.5	2.7		—		—	—		—		—	—		—		—	—
Paper and paper products		806.6		70.3	8.7		1,701.4		11.7	0.7		—		—	—		—		—	—		—		—	—
Activities allied to dairying		3,144.4		3.4	0.1		3,946.7		3.4	0.1		—		—	—		—		—	—		—		—	—

Total			Rs.	2,992.6				Rs.	4,084.2				Rs.	4,783.5				Rs.	6,255.6				Rs.	8,829.3

Specific allowance for credit losses			Rs.	2,722.7				Rs.	3,492.8				Rs.	3,204.6				Rs.	4,224.2				Rs.	5,841.6
Non-performing loans, net			Rs.	269.9				Rs.	591.4				Rs.	1,578.9				Rs.	2,031.4				Rs.	2,987.7

As of March 31, 2008, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the Diamond, Gems and jewelry exports, Land transport and Textile industries.

Diamond, Gems and Jewelry Exports

The diamonds, gem and jewelry export industry has weathered slackening market conditions in the United States by increasing sales in India, China and the Far East. The increased prices of rough diamonds and gold have benefitted the major players. Exports of gems and jewelry from India were up by 22.8% in 2007-08 over the previous year in US Dollar terms.

Land Transport

The growth of the transportation industry has been affected by increasing fuel prices, rising interest rates and a marginal slowdown in the economy.

Textile Industries

The textile industry has been affected in recent times by rising cotton and polyester prices, as well as a slowdown in export demand. The Government has further extended the scheme for granting subsidized loans for modernization of the industry.

Top Ten Non-Performing Loans

As of March 31, 2008, we had 54 wholesale non-performing loans outstanding. Our top ten non performing loans represented 15.7% of our gross non-performing loans and 0.2% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth the value (as set forth on the borrower’s books) of collateral securing the loans. However, the net realizable value of such collateral may be substantially less, if anything.

	At March 31, 2008
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Collateral- our share	Currently servicing all interest payments
			(in millions)				(in percentages)
Borrower 1	Automobiles	Sole	Rs.	642.9	Rs.	—	—	No
Borrower 2	Gems And Jewellery	Consortium		129.1		—	7.2	No
Borrower 3	Textiles	Consortium		120.8		—	5.1	No
Borrower 4	Metals And Metal Products	Consortium		108.9		—	7.0	No
Borrower 5	Miscellaneous- Textiles	Consortium		74.2		—	100.0	No
Borrower 6	Textiles	Multiple		73.0		—	24.3	No
Borrower 7	Electricity generation	Multiple		45.2		—	15.1	No
Borrower 8	Textiles	Sole		43.0		25.8	100.0	No
Borrower 9	Engineering	Consortium		40.1		—	21.2	No
Borrower 10	Miscellaneous-Manufacturing	Sole		31.8		—	100.0	No

			Rs.	1,309.0	Rs.	25.8

Interest Foregone

Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth the outstanding amount of interest foregone on existing non-performing loans as of the respective dates.

Interest foregone	(in millions)
March 31, 2006	Rs.	208.5
March 31, 2007		198.3
March 31, 2008		207.0

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2004		2005		2006		2007		2008
	(in millions, except percentages)
Gross restructured loans	Rs.	—	Rs.	100.3	Rs.	167.9	Rs.	—	Rs.	—
Allowance for credit losses		—		36.1		167.9		—		—

Net restructured loan	Rs.	—	Rs.	64.2	Rs.	—	Rs.	—	Rs.	—

Gross restructured loans as a percentage of gross non-performing loans		—		2.5%		3.5%		—		—
Net restructured loans as a percentage of net non-performing loans		—		10.9%		—		—		—

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31
	2004		2005		2006		2007		2008
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	1,684.3	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2
Additions to allowance for credit losses for the period:
Retail		775.8		2,433.9		4,762.6		6,969.0		10,317.8
Wholesale		1,278.7		221.9		41.5		11.8		44.0
Less allowances no longer required on account of recoveries		(300.3)		(781.7)		(275.1)		(72.1)		(98.2)
Allowance no longer required on account of write-offs		(715.8)		(1,104.0)		(4,817.2)		(5,889.1)		(8,646.2)
Specific allowance for credit losses at the end of period	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6

Unallocated allowance for credit losses at the beginning of the period	Rs.	182.4	Rs.	771.6	Rs.	1,945.7	Rs.	2,448.7	Rs.	3,790.3
Additions during the period		589.2		1,174.1		503.0		1,341.6		3,104.1
Unallocated allowance for credit losses at the end of the period	Rs.	771.6	Rs.	1,945.7	Rs.	2,448.7	Rs.	3,790.3	Rs.	6,894.4

Total allowance for credit losses at the beginning of the period	Rs.	1,866.7	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5
Allowance no longer required on account of write-offs		(715.8)		(1,104.0)		(4,817.2)		(5,889.1)		(8,646.2)
Net addition to total allowance for the period charged to expense		2,343.4		3,048.2		5,032.0		8,250.3		13,367.7

Total allowance for credit losses at the end of the period	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31
	2004		2005		2006		2007		2008
	(in millions)
Wholesale
Allocated	Rs.	2,379.8	Rs.	2,285.7	Rs.	1,543.1	Rs.	1,456.7	Rs.	1,368.6
Unallocated		269.8		400.9		703.1		626.9		491.4

Subtotal		2,649.6		2,686.6		2,246.2		2,083.6		1,860.0
Retail
Allocated		342.9		1,207.1		1,661.5		2,767.5		4,473.0
Unallocated		501.8		1,544.8		1,745.6		3,163.4		6,403.0

Subtotal		844.7		2,751.9		3,407.1		5,930.9		10,876.0

Allowance for credit losses	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0

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

Since fiscal 2003, we have experienced significant growth in our customer and geographical base, expanding from 3.4 million customers in 122 cities as of March 31, 2003 to 11.6 million customers in 327 cities as of March 31, 2008. In line with this increase, we have increased our loans to customers from Rs. 120,166.6 million in fiscal 2003 to Rs. 728,081.3 million in fiscal 2008, which included increases of Rs. 409,681.0 million in retail loans and Rs198,233.7 million in wholesale loans. Our merger with Centurion Bank of Punjab Ltd. (CBoP) became effective on May 23, 2008. Accordingly, our financial condition at March 31, 2008 and our results of operations for the year then ended do not reflect our merger with CBoP. See “Merger of Centurion Bank of Punjab” for a discussion of the merger.

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

Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions, income from affiliates and profit on securitization of assets. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, cash management services, documentary credits and bank guarantees, distribution of third party mutual funds and insurance products and capital market services.

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment, depreciation and amortization, and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. The Indian economy has grown over the past two years. GDP growth was 9.6% in fiscal 2007 and 9.0% in fiscal 2008.

In addition, interest rates have generally been rising during the past few years in line with global trends. During fiscal 2008, the benchmark reverse repo rate was 6.0%. In addition, the RBI increased the cash reserve ratio from 6.0% in fiscal 2007 to 7.50% in fiscal 2008.

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

Valuation of Investments

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers, which include commercial paper, short-term debentures and preference shares and asset and mortgage backed securities.

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

Recently issued accounting pronouncements not yet effective

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The Bank does not expect the application of the standard will have a significant impact on the Bank’s future financial position or results of operation.

In February, 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (including an amendment of FASB Statement No. 115). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The unrealized gains and losses on items for which the fair value option has been elected are to be reported in earnings. SFAS 159 is effective from an entity’s fiscal year beginning after November 15, 2007. The Bank does not expect the application of the standard will have a significant impact on the Bank’s future financial position or results of operation.

On November 5, 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings” (SAB 109). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for the Bank’s loan commitments measured at fair value through earnings which are issued or modified in fiscal quarters beginning after December 15, 2007. The Bank does not expect the application of the staff’s view to have a significant impact on the Bank’s future financial position or results of operation.

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141R applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008. Early adoption is not permitted.

On December 4, 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160) an amendment of ARB 51- Consolidated Financial Statements. SFAS 160 requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the impact, if any, the future application of this pronouncement may have on our financial statements.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. This Statement expands the disclosure requirements in Statement 133 about an entity’s derivative instruments and hedging activities. Such disclosures, as well as existing Statement 133 required disclosures, generally will need to be presented for every annual and interim reporting period for which a statement of financial position and a statement of financial performance are presented. SFAS 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS 163, “Accounting for Financial Guarantee Insurance Contracts” an interpretation of FASB Statement No. 60- “Accounting and Reporting by Insurance Enterprise”. The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts issued by enterprises included within the scope of Statement 60. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Bank is currently evaluating the potential impact of adopting the statement.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 44.7% from Rs. 28.7 billion in fiscal 2007 to Rs. 41.5 billion in fiscal 2008. Our net interest margin increased from 4.4% in fiscal 2007 to 5.1% in fiscal 2008. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2007		2008		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	46,823.5	Rs.	72,595.9	Rs.	25,772.4	55.0%
Interest on securities, including dividends		20,556.2		28,710.7		8,154.5	39.7
Other interest revenue		2,681.9		2,943.1		261.2	9.7
Total interest and dividend revenue		70,061.6		104,249.7		34,188.1	48.8
Interest on deposits		26,175.9		42,667.1		16,491.2	63.0
Interest on short-term borrowings		4,800.4		4,093.6		(706.8)	(14.7)
Interest on long term debt		2,164.8		2,646.0		481.2	22.2
Other Interest Expense		4.0		7.3		3.3	82.5
Total interest expense		33,145.1		49,414.0		16,268.9	49.1

Net interest revenue	Rs.	36,916.5	Rs.	54,835.7	Rs.	17,919.2	48.5

Less: Allowance for credit losses:
Retail		8,386.9		13,606.5		5,219.6	62.2
Wholesale		(136.6)		(238.8)		(102.2)	*

Total	Rs.	8,250.3	Rs.	13,367.7	Rs.	5,117.4	62.0

Net interest revenue after allowance for credit losses	Rs.	28,666.2	Rs.	41,468.0	Rs.	12,801.8	44.7%

*	Not meaningful

Interest and Dividend Revenue

Interest on loans increased as average volume of loans increased by 37.2% from Rs. 467.3 billion in fiscal 2007 to Rs. 641.4 billion in fiscal 2008. Our average volume of retail loans increased by 44.2% from Rs. 250.8 billion in fiscal 2007 to Rs. 361.8 billion in fiscal 2008. The key retail loan products that contributed to our retail loan growth were auto loans, business banking loans, personal loans and credit card receivables. Our average volume of wholesale loans increased by 29.1% from Rs. 216.5 billion in fiscal 2007 to Rs. 279.6 billion in fiscal 2008 due to increased lending to existing customers as well as new customer acquisitions. These volume increases were also matched by a corresponding increase in yields. Yields on our loans increased from an average of 10.0% in fiscal 2007 to 11.2% in fiscal 2008. Loan yields increased as a result of the general increase in the interest rates in the banking system and an increase in our proportion of higher yielding retail loans.

Interest on securities, including dividends, increased by 39.7% from Rs. 20.5 billion in fiscal 2007 to Rs. 28.7 billion in fiscal 2008 due to increases in yields and in the volume of overall investments. Investments in mutual fund units increased in fiscal 2008 due to additional capital from our ADR issue in July 2007 and surplus funds during the year.

Other interest revenue increased by 9.7% for fiscal 2008 compared to fiscal 2007 mainly due to an increase in earnings from interbank funds.

Interest Expense

Our interest expense on deposits increased by 63.0% from Rs. 26.2 billion in fiscal 2007 to Rs. 42.7 billion in fiscal 2008. Our average cost of deposits increased from 4.0% in fiscal 2007 to 4.7% in fiscal 2008 as a result of an increase in the average cost of time deposits from 6.8% in fiscal 2007 to 8.4% in fiscal 2008 and a marginal decline in the proportion of average current and savings account balances to average total deposits from 52.7% to 51.7%. Our interest expense on short-term borrowings decreased by 14.7% as a result of a decrease in borrowing in the inter-bank call money market. The cost of short-term borrowings decreased mainly due to inflow of additional capital on account of the preferential allotment of equity shares and the ADS issue. Our average cost of short-term borrowing also decreased from 6.4% in fiscal 2007 to 5.9% in fiscal 2008. Our interest expense on long-term debt increased by 22.2% primarily due to interest expense on Upper Tier 2 and Lower Tier 2 capital and innovative perpetual debt instruments that were issued during fiscal 2007.

Allowance for Credit Losses

Allowances for credit losses increased by 62.0% for fiscal 2008 compared to fiscal 2007. This was due to an increase in credit losses for retail loans from Rs. 8.4 billion to Rs. 13.6 billion. Such increase resulted from increases in the volume of retail loans and changes in the composition of our retail loans. We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels. In the wholesale segment, there were recoveries in the non-performing loans and a release of unallocated loss provisions.

Non- Interest Revenue

Our non-interest revenue increased by 35.6% from Rs. 15.0 billion in fiscal 2007 to Rs. 20.3 billion in fiscal 2008. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2007		2008		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	13,371.9	Rs.	18,443.1	Rs.	5,071.2	37.9%
Realized gains (losses) on sales of AFS securities		(456.9)		168.4		625.3	*
Realized gains (losses) on sales of HFT securities		(134.7)		243.3		378.0	*
Foreign exchange		1,903.5		1,445.0		(458.5)	(24.1)
Derivative transactions		165.1		(1,054.9)		(1,220.0)	(738.9)
Other		150.8		1,101.7		950.9	630.6

Total non-interest revenue	Rs.	14,999.7	Rs.	20,346.6	Rs.	5,346.9	35.6%

*	Not meaningful

Fees and commissions increased primarily because of growth in service and processing fees and charges on retail asset products. Such fees and charges were primarily comprised of processing fees on new loans, foreclosure charges and charges on bouncing of checks. There was an increase in credit card fees due to higher late payment charges, interchange income and over limit fees. There was also an increase in ATM fees and debit card charges due to increased volume of ATM and debit card transactions. In addition, our fees from the distribution of third party mutual funds and insurance products increased considerably. Fees and commissions we earned from our wholesale business also increased on account of higher trade, cash management and tax collection volumes.

Realised gains on sales of AFS securities and HFT securities was primarily from the sale of Government of India securities.

Revenue from derivative and foreign exchange transactions was lower primarily because of fair value adjustments on certain customer contracts on account of adverse currency movements. Other non interest revenue increased primarily on account of gains from the sale of our equity stake in our affiliates.

Non- Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2007		2008		Increase/ (decrease)		% Increase/ (decrease)	2007 % of net revenues	2008 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	11,430.6	Rs.	19,169.6	Rs.	7,739.0	67.7%	26.2%	31.0%
Premises and equipment		4,130.5		4,729.3		598.8	14.5	9.5	7.7
Depreciation and amortization		2,273.3		2,816.0		542.7	23.9	5.2	4.6
Administrative and other		9,591.7		15,546.9		5,955.2	62.1	22.0	25.2

Total non-interest expense	Rs.	27,426.1	Rs.	42,261.8	Rs.	14,835.7	54.1%	62.8%	68.4%

Total non-interest expense increased by 54.1% from Rs. 27.4 billion in fiscal 2007 to Rs. 42.3 billion in fiscal 2008. This was primarily due to increased salaries and staff benefits, infrastructure and administrative costs relating to the maintenance and expansion of our branch and ATM networks and geographical coverage and higher volumes for our retail loan products. As a percentage of our net revenues, non-interest expense increased to 68.4% in fiscal 2008 compared to 62.8% in fiscal 2007.

Salaries and staff benefits rose in absolute terms and as a percentage of revenue principally due to increased headcount to support our future growth. Our headcount increased from 21,477 employees as of March 31, 2007 to 37,836 employees as of March 31, 2008 primarily as a result of us directly employing staff to perform activities that were formerly outsourced to third parties, including our affiliate, HBL, in order to have more control over the marketing of our products and facilitate compliance with the KYC norms. Headcount also increased due to general growth in our business. Our premises and equipment expense increased because we expanded our distribution network from 684 branches and 1,605 ATMs as of March 31, 2007 to 761 branches and 1,977 ATMs as of March 31, 2008. Depreciation and amortization and administrative and other expenses increased primarily due to an expansion of our branch and ATM networks and higher spending on technology and infrastructure to support growth.

Income Tax

Our income tax expense increased by 22.6% from Rs. 5.1 billion in fiscal 2007 to Rs. 6.3 billion in fiscal 2008. Our effective tax rate was 31.7% in fiscal 2007 and 32.3% in fiscal 2008.

Net Income

As a result of the foregoing factors, our net income after taxes increased by 19.2% from Rs. 11.0 billion in fiscal 2007 to Rs. 13.2 billion in fiscal 2008.

Fiscal Year Ended March 31, 2007 Compared to Fiscal Year Ended March 31, 2006

Net Interest Revenue After Allowance For Credit Losses

Our net interest revenue after allowances for credit losses increased by 51.9% from Rs. 18.9 billion in fiscal 2006 to Rs. 28.7 billion in fiscal 2007. Our net interest margin increased from 4.1% in fiscal 2006 to 4.4% in fiscal 2007. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2006		2007		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	28,853.8	Rs.	46,823.5	Rs.	17,969.7	62.3%
Interest on securities, including dividends		13,165.2		20,556.2		7,391.0	56.1
Other interest revenue		1,509.0		2,681.9		1,172.9	77.7
Total interest and dividend revenue		43,528.0		70,061.6		26,533.6	61.0
Interest on deposits		15,590.1		26,175.9		10,585.8	67.9
Interest on short-term borrowings		3,469.7		4,800.4		1,330.7	38.4
Interest on long term debt		562.0		2,164.8		1,602.8	285.2
Other Interest Expense		—		4.0		4.0
Total interest expense		19,621.8		33,145.1		13,523.3	68.9

Net interest revenue	Rs.	23,906.2	Rs.	36,916.5	Rs.	13,010.3	54.4

Allowance for credit losses:
Retail		4,956.0		8,386.9		3,430.8	69.2
Wholesale		76.0		(136.6)		(212.5)	(279.6)

Total	Rs.	5,032.0	Rs.	8,250.3	Rs.	3,218.3	64.0%

Net interest revenue after allowance for credit losses	Rs.	18,874.2	Rs.	28,666.2	Rs.	9,792.0	51.9%

Interest and Dividend Revenue

Interest on loans increased as average volume of loans increased by 44.4% from Rs. 323.7 billion in fiscal 2006 to Rs. 467.3 billion in fiscal 2007. Our average volume of retail loans increased by 59.5% from Rs. 157.3 billion in fiscal 2006 to Rs. 250.8 billion in fiscal 2007. The key retail loan products that contributed to our retail loan growth were auto loans, business banking loans, personal loans and credit card receivables. Our average volume of wholesale loans increased by 30.1% from Rs. 166.4 billion in fiscal 2006 to Rs. 216.5 billion in fiscal 2007 due to increased lending to existing customers as well as new customer acquisitions. These volume increases were also matched by a corresponding increase in yields. Yields on our loans increased from an average of 8.9% in fiscal 2006 to 10.0% in fiscal 2007. Loan yields increased as a result of the general increase in the interest rates in the banking system and an increase in our proportion of higher yielding retail loans. This increase was partially offset by the effect of our consolidation of HBL, which resulted in certain fees paid to HBL related to the acquisition of new loans being expensed instead of amortized over the loan period.

Interest on securities, including dividends, increased by 56.1% from Rs. 13.2 billion in fiscal 2006 to Rs. 20.6 billion in fiscal 2007 due to increases in yields and in the volume of overall investments.

Other interest revenue increased by 77.7% for fiscal 2007 compared to fiscal 2006 mainly due to an increase in earnings from interbank and term placements.

Interest Expense

Our interest expense on deposits increased by 67.9% from Rs. 15.6 billion in fiscal 2006 to Rs. 26.2 billion in fiscal 2007. Our average cost of deposits increased from 3.4% in fiscal 2006 to 4.0% in fiscal 2007 as a result of an increase in the average cost of time deposits from 6.0% in fiscal 2006 to 6.8% in fiscal 2007 and a decline in the proportion of average current and savings account balances to average total deposits from 57.0% in fiscal 2006 to 52.7% in fiscal 2007. Our interest expense on short-term borrowings increased by 38.4% as a result of an increase in borrowing in the inter-bank call money market. Our average cost of short-term borrowing also increased from 4.8% in fiscal 2006 to 6.4% in fiscal 2007. Our interest expense on long-term debt increased by 285.2% primarily due to the issuance of Rs. 16.95 billion of bonds qualifying as Upper Tier 2 and Lower Tier 2 capital and innovative perpetual debt instruments qualifying as hybrid Tier 1 capital in fiscal 2007.

Allowance for Credit Losses

Allowances for credit losses increased by 64.0% for fiscal 2007 compared to fiscal 2006. This was primarily due to an increase in allowances for credit losses on retail loans from Rs. 5.0 billion to Rs. 8.4 billion which included an unallocated loss allowance of Rs. 1.4 billion in fiscal 2007 as against Rs. 200.8 million in fiscal 2006. Such increase resulted from increases in prior years in the volume of retail loans and changes in the composition of our retail loans, including higher proportions of two wheeler loans and unsecured loans. We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels. The credit losses for the wholesale segment decreased due to recoveries in non-performing loans during fiscal 2007 compared to fiscal 2006 and a release in unallocated loss provision.

Non- Interest Revenue

Our non-interest revenue increased by 23.5% from Rs. 12.1 billion in fiscal 2006 to Rs. 15.0 billion in fiscal 2007. The following table sets forth the components of our non-interest revenue:

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

Total non-interest expense increased by 53.7% from Rs. 17.8 billion in fiscal 2006 to Rs. 27.4 billion in fiscal 2007. This was primarily due to increased salaries and staff benefits, infrastructure costs related to the expansion of our branch and ATM networks and geographical coverage and higher volumes for our retail loan products. As a percentage of our net revenues, non-interest expense increased to 62.8% in fiscal 2007 compared to 57.5% in fiscal 2006.

Salaries and staff benefits rose in absolute terms and as a percentage of revenue principally due to increased headcount to support our future growth. Our headcount increased from 14,878 employees as of March 31, 2006 to 21,477 employees as of March 31, 2007 primarily as a result of us directly employing staff to perform activities that were formerly outsourced to third parties, including our affiliate, HBL, in order to have more control over the marketing of our products and facilitate compliance with the KYC norms. Our overall expense did not increase because the fees we previously paid to HBL were reduced. See “Related Party Transactions”. Headcount also increased due to general growth in our business. We also adopted SFAS 123 (R) which resulted in additional expense of Rs. 976.3 million for fiscal 2007. Our premises and equipment expense increased because we expanded our distribution network from 535 branches and 1,323 ATMs as of March 31, 2006 to 684 branches and 1,605 ATMs as of March 31, 2007. Depreciation and amortization and administrative and other expenses increased primarily due to an expansion of our branch and ATM networks and higher spending on technology and infrastructure to support growth.

Income Tax

Our income tax expense increased by 29.7% from Rs. 4.0 billion in fiscal 2006 to Rs. 5.1 billion in fiscal 2007. Our effective tax rate increased from 30.1% in fiscal 2006 to 31.7% in fiscal 2007, principally due to higher disallowances on stock based compensation due to the adoption of SFAS 123 (R) in fiscal 2007.

Net Income

As a result of the foregoing factors, our net income after taxes increased by 20.2% from Rs. 9.2 billion in fiscal 2006 to Rs. 11.0 billion in fiscal 2007.

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

	Year ended March 31,
	2006		2007		2008
	(in millions)
Cash Flows from Operating Activities:
Net income	Rs.	9,187.1	Rs.	11,039.7	Rs.	13,154.2
Non cash adjustments to net income		11,654.2		16,993.3		20,866.1
Net change in other assets and liabilities		11,774.8		5,796.1		(83,680.2)

Net cash provided/(used) by operating activities		32,616.1		33,829.1		(49,659.9)

Cash Flows from Investing Activities:
Net change in term placements		(1,544.2)		(2,572.1)		6,898.2
Net change in investments		(78,453.7)		(21,010.1)		(82,480.2)
Purchase of Subsidiary		155.8		—		—
Proceeds from loans securitized		19,733.3		6,535.8		2,913.9
Loans purchased net of repayments		(3,736.3)		(8,899.3)		(770.0)
Increase in loans originated, net of principal collections		(159,840.8)		(147,290.9)		(197,034.3)
Additions to property and equipment		(3,701.4)		(3,224.4)		(6,372.6)

Net cash used in investing activities		(227,387.3)		(176,461.0)		(276,845.0)

Cash Flows from Financing Activities:
Net increase in deposits		193,762.9		125,042.6		323,562.1
Net increase/(decrease) in short-term borrowings		13,597.6		20,667.0		34,005.2
Net increase/(decrease) in long-term debt		12,000.5		15,701.6		(916.4)
Proceeds from issuance of equity shares for options exercised		625.8		2,540.2		1,292.3
Proceeds from issuance of ADSs		—		—		23,938.6
Proceeds from issuance of equity shares on preferential allotment		—		—		13,901.0
Payment of dividends and dividend tax		(1,597.1)		(1,967.4)		(2,616.3)

Net cash provided by financing activities		218,389.7		161,984.0		393,166.5

Net change in cash and cash equivalents		23,618.5		19,352.1		66,661.6
Cash and cash equivalents, beginning of year		37,575.8		61,194.3		80,546.4

Cash and cash equivalents, end of year	Rs.	61,194.3	Rs.	80,546.4	Rs.	147,208.0

Cash Flows from Operating Activities

Our net cash from operations reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased during fiscal 2008 from Rs. 33.8 billion to Rs. (49.7) billion. This decrease was primarily due to an increase in investments held for trading from Rs. 1.3 billion in fiscal 2007 to Rs. 109.3 billion in fiscal 2008.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Deposits have increased over time as our business has expanded. Our total deposits increased by 47.4% from Rs. 682.3 billion in fiscal 2007 to Rs. 1,005.9 billion in fiscal 2008. Savings account deposits at Rs. 261.5 billion and current account deposits at Rs. 287.3 billion together accounted for approximately 54.6% of total deposits as of March 31, 2008. There has been a 58.4% increase in our time deposits from Rs. 288.7 billion in fiscal 2007 to Rs. 457.2 billion in fiscal 2008, which contributed to the significant overall increase in deposits.

The short-term borrowings are utilized for our treasury operations. Our short-term borrowings increased by 35.5% from Rs. 95.5 billion in fiscal 2007 to Rs.129.3 billion in fiscal 2008. The foreign currency borrowing limits of the Bank increased on account of the ADS issue and the preferrential allotment of equity shares to HDFC Limited during the fiscal 2008. Since the rates were attractive, we increased funding from foreign markets.

In fiscal 2008 we allotted equity shares on a preferential basis to Housing Development Finance Corporation Ltd. (HDFC) aggregating to Rs. 13.9 billion. We raised equity capital of Rs. 23.9 billion in July 2007 through a public offering of ADSs in the United States. This strengthened our capital position in order to support balance sheet growth.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our retail loan book. Our growth in investments reflected primarily an increase in statutory liquidity ratio investments that was required as our business expanded. The net change in investment at March 31, 2008 was an increase of Rs. 82.5 billion. Our statutory liquidity ratio investments increased from Rs. 229.6 billion in fiscal 2007 to Rs. 349.4 billion in fiscal 2008. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 156.2 billion in fiscal 2007 and Rs. 197.8 billion in fiscal 2008. The increase was due to a growth in retail loans in fiscal 2008.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2007 and March 31, 2008:

	As of March 31,
	2007		2008		Increase/ (decrease)		% Increase/ (decrease)
	(in millions except percentages)
Cash and cash equivalents	Rs.	80,546.4	Rs.	147,208.0	Rs.	66,661.6	82.8%
Term placements		12,815.8		5,917.6		(6,898.2)	(53.8)
Investments held for trading		4,284.1		113,557.8		109,273.7	2,550.7
Investments available for sale		304,241.1		419,008.8		114,767.7	37.7
Securities purchased under agreements to resell		—		2,405.7		2,405.7	—
Loans, net		536,730.9		715,345.3		178,614.4	33.3
Accrued interest receivable		15,742.9		11,297.7		(4,445.2)	(28.2)
Property and equipment		10,397.6		13,961.5		3,563.9	34.3
Other assets		48,427.1		79,286.5		30,859.4	63.7

Total assets	Rs.	1,013,185.9	Rs.	1,507,988.9		Rs. 494,803.0	48.8%

Our total assets increased by 48.8% to Rs. 1,508.0 billion in fiscal 2008 from Rs. 1,013.2 billion in fiscal 2007.

Cash and cash equivalents increased by 82.8% primarily due to an increase in balances with the RBI.

There was a 37.7% increase in AFS securities primarily on account of a rise in our statutory liquidity ratio requirements during the year. Investments held for trading increased by Rs. 109,273.7 million from Rs. 4,284.1 million as of March 31, 2007 to Rs. 113,557.8 million as of March 31, 2008. This increase was on account of higher short-term surpluses / floats available at the year end which were deployed in short term assets.

Net loans increased due to increases in both our retail and wholesale products. Our retail loan volume increased by 38.5% from Rs. 318.6 billion in fiscal 2007 to Rs. 441.3 billion in fiscal 2008. The key drivers in the retail loan increase were auto loans, personal loans, credit card receivables, commercial vehicle loans, construction equipment loans and business banking loans. This was complemented by an increase in wholesale loans of 26.8% from Rs. 226.1 billion to Rs. 286.8 billion due to increased lending to existing customers as well as new customer loans.

Our property and equipment increased as we expanded our distribution network from 684 branches and 1,605 ATMs as of March 31, 2007 to 761 branches and 1,977 ATMs as of March 31, 2008 and invested in other infrastructure to support our growth.

Other assets increased principally because of an increase in the fair value of derivatives as of March 31, 2008 as compared to March 31, 2007.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2007 and March 31, 2008:

	As of March 31,
	2007		2008		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest bearing deposits	Rs.	484,542.9	Rs.	718,646.9	Rs.	234,104.0	48.3%
Non-interest bearing deposits		197,805.1		287,263.2		89,458.1	45.2

Total deposits		682,348.0		1,005,910.1		323,562.1	47.4
Securities sold under repurchase agreements		10,500.0		44,000.0		33,500.0	319.0
Short-term borrowings (excluding current portion of long term debt)		95,472.4		129,330.3		33,857.9	35.5
Accrued interest payable		17,035.7		16,742.3		(293.4)	(1.7)
Long-term debt (including current portion)		33,601.5		32,832.4		(769.1)	(2.3)
Accrued expenses and other liabilities		108,398.6		159,466.5		51,067.9	47.1

Total liabilities		947,356.2		1,388,281.6		440,925.4	46.5
Minority Interest		321.6		462.0		140.4	43.7
Shareholders’ equity		65,508.1		119,245.3		53,737.2	82.0

Total liabilities and shareholders’ equity	Rs.	1,013,185.9	Rs.	1,507,988.9	Rs.	494,803.0	48.8%

Our total liabilities increased by 46.5% from Rs. 947.4 billion in fiscal 2007 to Rs. 1,388.2 billion in fiscal 2008. With the growth in our loans, we sought to increase deposits to fund the same. We changed our deposit pricing structure to generally remain competitive in the market. The increase in our interest bearing deposits was principally due to new customers acquired as we expanded our branch network and achieved greater penetration of our customer base through cross sales of our products. Of our total deposits as of March 31, 2008, retail deposits accounted for approximately 62% and wholesale deposits accounted for the balance.

Securities sold under repurchase agreements increased by 319.0% on account of a higher statutory liquidity ratio maintained by the Bank.

Most of our funding requirements are met through short- term and medium- term funding sources. Of our total non-equity sources of funding as of March 31, 2008, deposits accounted for approximately 72.4% with short-term borrowings accounting for approximately 9.3% and long-term debt accounting for approximately 2.4%. In our experience, a substantial portion of our deposits are rolled over upon maturity and are, over time, a stable source of funding. However, the continuation of our deposit base could be adversely affected in the event of deterioration in the economy or if the interest rates offered by us differ significantly from those offered by our competitors. Our short-term borrowings, which are comprised primarily of money market borrowings, increased by 35.5% as at March 31, 2008 as compared to March 31, 2007. Accrued expenses and other liabilities increased primarily because of a change in the fair value of derivatives.

Shareholders’ equity increased on account of a preferential issue of equity shares to HDFC Ltd., additional paid- in capital on account of an ADR issue and an increase in our retained earnings. On June 2007, 13,582,000 equity shares of Rs 10/- (each at a premium of Rs. 1,013.49 per share) were allotted on a preferential allotment basis to HDFC Ltd., aggregating to Rs. 13.9 billion. An amount of Rs. 23.9 billion was received, net of underwriting discounts and commissions on account of the public offering of 6,594,504 American Depository Shares (ADS) made in July 2007 at a price to the public of US$ 92.10 per ADS. Each ADS represented three equity shares.

Merger of Centurion Bank of Punjab

Our merger with Centurion Bank of Punjab Ltd. (CBoP) became effective on May 23, 2008. CBoP had arround 400 branches operating out of about 180 locations supported by an employee base of over 7,500 employees. Loans outstnading of CBoP as of March 31, 2008 were Rs. 161,818.7 million and deposits outstanding of CBoP as of this same date were Rs. 218,092.7 million, as per Indian GAAP.

To maintain the promoter group shareholding in the Bank, the shareholders, on March 27, 2008, accorded their consent to issue equity shares and/or warrants convertible into equity shares to HDFC Limited and/or other promoter group companies. Pursuant to the said consent of the shareholders accorded on March 27, 2008, the Bank issued 26,200,220 warrants to HDFC Limited on a preferrential basis during the quarter ended June 30, 2008. (Also see, “‘I. The Bank’, in Notes to the Consolidated Financial Statements.”)

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

Our regulatory capital and capital adequacy ratios as measured in accordance with Indian GAAP are as follows:

	As of March 31,
	2007		2008
	(in millions, except percentages)
Tier 1 capital	Rs.	63,527.1	Rs.	110,629.6
Tier 2 capital		33,399.9		35,483.7
Total capital		96,927.0		146,113.3

Total risk weighted assets and contingents	Rs.	740,819.2	Rs.	1,074,479.9
Capital ratios:
Tier 1		8.57%		10.3%
Total capital		13.08%		13.6%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%
Total capital		9.00%		9.00%

Our Indian GAAP financial statements include general provisions (comprising unallocated allowances, provision for country risk and floating provision) of Rs. 3.5 billion and Rs. 5.4 billion as of March 31, 2007 and March 31, 2008, respectively, which qualify for Tier 2 capital subject to a ceiling of risk weighted assets.

The risk weights have been increased by the RBI in respect of certain items such as exposure to capital markets (125.0%), commercial real estate and venture capital funds (150.0%), consumer credit including personal loans and credit cards (125.0%) and investment in mortgage-backed securities of residential assets of housing finance companies satisfying certain conditions to 75.0%. The aggregate risk-weighted assets are taken into account in determining the capital adequacy ratio.

Pursuant to the issuance of securitization guidelines by the RBI in fiscal 2006, we are required to give the following treatment to credit enhancements provided to an investor or an SPV:

•	50% of each of the first and second loss credit enhancement is deducted from Tier 1 and Tier 2 capital respectively.

•	A commitment to provide a liquidity facility, to the extent not drawn, is considered an off-balance sheet item and is given a conversion factor as well as a 100% risk weight.

For transactions prior to the issuance of these securitization guidelines, credit enhancements that reduced Tier 1 and Tier 2 capital were generally in the form of cash collateral. See “Supervision and Regulation — Capital Adequacy Requirements”.

The RBI has come out with the final guidelines based on the Basel II capital adequacy standards applicable effective from March 31, 2008 for banks with international operations and from March 31, 2009 for banks without international operations. These guidelines, applicable to us effective March 31, 2009, would also result in a decline in our capital adequacy ratio.

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure.

We have current plans for aggregate capital expenditures of approximately Rs. 7.7 billion in fiscal 2009. These budgeted amounts include Rs. 3.5 billion to expand our branch and back office network, Rs. 0.6 billion to expand our ATM network, Rs. 0.4 billion to expand our Electronic Data Capture terminal network and Rs. 3.2 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on the business environment prevailing at the time we seek to utilize these budgeted amounts.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts as of March 31, 2007 and March 31, 2008, together with the related fair value, which is the mark-to-market impact of the derivative and foreign exchange products on the reporting date. We do not net exposures to the same counterparty in calculating these amounts.

	As of March 31,
	2007				2008
	Notional		Fair Value		Notional		Fair Value
	(in millions)
Interest rate swaps and forward rate agreements	Rs.	1,794,090.4	Rs.	(27.9)	Rs.	3,571,932.1	Rs.	(1,039.5)
Forward exchange contracts, currency swaps and currency options	Rs.	1,377,440.9	Rs.	2,591.4	Rs.	2,102,441.7	Rs.	3,308.1

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

	As of March 31,
	2007		2008
	(in millions)
Bank guarantees:
Financial guarantees	Rs.	23,631.4	Rs.	34,617.7
Performance guarantees		20,330.7		25,916.0
Documentary credits		26,050.5		101,718.9

Total	Rs.	70,012.6	Rs.	162,252.6

Guarantees and documentary credits outstanding increased by 131.7% to Rs. 162.2 billion as of March 31, 2008, principally due to general growth in our wholesale banking business and to meet our clients’ import needs.

Loan Sanction Letters

In some cases we issue sanction letters to customers, indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made decreased from Rs. 165.8 billion as of March 31, 2007 to Rs. 50.2 billion as of March 31, 2008. If requested, we make these loans subject to the customer’s creditworthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 22 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

Contractual Obligations

	Payments due by period, as of March 31, 2008
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs.	32,491.0	Rs.	—	Rs.	—	Rs.	—	Rs.	32,491.0
Other long term debt(a)		194.1		—		194.1		—		—
Operating leases(b)		10,114.0		1,816.1		3,398.2		2,767.6		2,132.1
Unconditional purchase obligations(c)		1,407.4		1,407.4		—		—		—

Total contractual cash obligations	Rs.	44,206.5	Rs.	3,223.5	Rs.	3,592.3	Rs.	2,767.6	Rs.	34,623.1

(a)	Other long term debt includes a loan of Rs 2.2 million from the Indian Renewable Energy Development Authority used to finance solar equipment.
(b)	Operating leases are principally for the lease of office, branch and ATM premises, and residential premises for executives.
(c)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2008. See “— Capital Expenditure.”

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, foreign exchange contracts and derivative contracts.

We have recognized a liability of Rs. 455.8 million as of March 31, 2008 as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Based on historical trends and as required by Statement of Financial Accounting Standards No. 5, “Accounting For Contingencies,” we have recognized a liability of Rs. 152.9 million as of March 31, 2008.

As part of our risk management activities, we continuously monitor the creditworthiness of customers as well as guarantee exposures. However, if a customer fails to perform a specified obligation to a beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event, we make payment to the beneficiary on account of the indebtedness of the customer or make payment on account of the default by the customer in the performance of an obligation, up to the full notional amount of the guarantee. The customer is obligated to reimburse us for any such payment. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. The residual maturities of the above obligations as of March 31, 2008 are set forth in the following table:

	Amount of commitment expiration per period
	Total amounts committed		Less than 1 year		1-3 years	3-5 years	Over 5 years
	(in millions)
Documentary Credits	Rs.	101,718.9	Rs.	94,471.3	7,147.4	100.2	—
Guarantees		60,533.7		468.1	3,642.1	1,232.7	55,190.8
Forward exchange contracts		1,929,955.5		1,901,324.6	26,701.3	1,929.7	—
Derivative contracts*		3,744,418.3		1,961,845.4	1,091,900.1	650,922.8	39,750.0

Total contractual cash obligations	Rs.	5,836,626.3	Rs.	3,958,109.4	1,129,390.9	654,185.4	94,940.8

*	Denotes notional principal amounts.

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (the “Articles”) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of twelve members as of March 31, 2008.

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

None of our directors or members of our senior management holds 1.0% or more of our shares.

Our Board of Directors, as of March 31, 2008, was comprised of:

Name	Position	Age
Mr. Jagdish Capoor	Chairman	68
Mr. Aditya Puri	Managing Director	57
Mr. Gautam Divan	Non-Executive Director	67
Mr. Vineet Jain	Non-Executive Director	41
Mrs. Renu Karnad	Non-Executive Director	55
Mr. Keki Mistry	Non-Executive Director	53
Mr. Arvind Pande	Non-Executive Director	65
Mr. Ashim Samanta	Non-Executive Director	53
Mr. C.M. Vasudev	Non-Executive Director	64
Dr. Pandit Palande	Non-Executive Director	46
Mr. Harish Engineer	Executive Director	59
Mr. Paresh Sukthankar	Executive Director	45

Mr. Harish Engineer was appointed as Executive Director of the Bank for a period of three years with effect from 12th October 2007.

Mr. Paresh Sukthankar was appointed as Executive Director of the Bank for a period of three years with effect from 12th October 2007.

The following are brief biographies of our directors:

Mr. Jagdish Capoor holds a Masters degree in Commerce and is a Fellow of Indian Institute of Banking and Finance. Prior to joining the Bank, Mr. Capoor was the Deputy Governor of the Reserve Bank of India. He retired as Deputy Governor of the Reserve Bank of India after serving for 39 years. While with Reserve Bank of India, Mr. Capoor was the Chairman of the Deposit Insurance and Credit Guarantee Corporation of India and Bharatiya Reserve Bank Note Mudran Limited. He also served on the boards of the Export Import Bank of India, National Housing Bank, National Bank for Agriculture and Rural Development (NABARD) and State Bank of India.

Mr. Capoor is on the Boards of the Indian Hotels Company Limited, Bombay Stock Exchange Limited, GHCL Limited, LIC Pension Fund Limited, Assets Care Enterprise Limited and Quantum Trustee Co. Pvt. Ltd. He is a member of the Board of Governors of the Indian Institute of Management, Indore. Mr. Capoor is a Trustee of The Stock Exchange Investors’ Protection Fund and Sumati Capoor Charitable Trust.

Mr. Capoor is a member of the Audit Committees of Indian Hotels Company Limited, GHCL Limited and Quantum Trustee Co. Pvt. Ltd. He is chairman of the Share Allotment and Shareholders’ Grievance Committee of the Bombay Stock Exchange Limited.

Mr. Aditya Puri holds a Bachelors degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Mr. Aditya Puri has been the Managing Director of the Bank since September 1994. He has about 35 years of banking experience in India and abroad.

Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994.

Mr. Gautam Divan holds a Bachelors degree in Commerce and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Divan is a partner in Rahul Gautam Divan & Associates, Chartered Accountants. Mr. Divan has wide experience in financial and taxation planning of individuals and limited companies and auditing accounts of large public limited companies and nationalized banks. Mr. Divan has substantial experience in structuring overseas investments to and from India.

Mr. Divan is on the Board of HDFC Standard Life Insurance Company Limited, Baltic Consultancy & Services Private Limited, Bell Ceramics Limited, Brady & Morris Engineering Company Limited, Chandanbhoy and Jassoobhoy Consultants Private Limited, Serendib Investments Private Limited and Ascent Hotels Private Limited. He is Chairman of the Audit Committee and Remuneration Committee of Bell Ceramics Limited. He is the Chairman of the Audit Committee of HDFC Life Insurance Company Limited. He is a partner of M/s Rahul Gautam Divan & Associates.

Mr. Vineet Jain holds a Bachelor of Science degree and a degree in International Business Administration - Marketing.

Mr. Jain is Managing Director of Bennett, Coleman & Co. Limited and a Director of Times Infotainment Media Limited, Entertainment Network (India) Limited, Optimal Media Solutions Limited, The Press Trust of India Limited, Times Internet Limited, Times Global Broadcasting Company Limited, Bharat Nidhi Limited, Times Journal India Private Limited, Worldwide Media Private Limited, Zoom Entertainment Network Private Limited (formerly, Bhavani Shares & Stock Private Limited), Times Centre for Media Studies and S P Jain Foundation. He is a Trustee of the Shahu Jain Charitable Society, The Shahu Jain Trust and The Times Research Foundation. He is a member of the Managing Committee of the Times Foundation and Chairman of the Managing Committee of The Times of India relief Fund. Mr. Jain is the Chairman of the Investments and Loans Committee and a member of the Share Transfer Committee of Bennett, Coleman & Co. Limited. He is a member of the Committee of the Board of The Press Trust of India Ltd.

Mr. Jain has transformed The Times Group from India’s leading publishing house to India’s largest diversified and multi-faceted media conglomerate. Mr. Jain is a nominee of the Bennett, Coleman Group on the Board of the Bank.

Mrs. Renu Karnad is a Law graduate and also holds a Masters Degree in Economics from Delhi University.

Mrs. Karnad is a Joint Managing Director of the Housing Development Finance Corporation Limited and Chairperson of HDFC Venture Capital Limited, HDFC Property Ventures Limited and Home Loan Services India Private Limited. She is a Director of HDFC Asset Management Company Limited, GRUH Finance Limited, HDFC Realty Limited, Credit Information Bureau (India) Limited, HDFC General Insurance Company Limited, ICI India Limited, Indraprastha Medical Corporation Limited, HDFC Standard Life Insurance Company Limited, Sparsh BPO Services Limited, Mother Dairy Fruits & Vegetables Private Limited, Feedback Ventures Private Limited, Motor Industries Co. Limited, Egyptian Housing Finance Company and Ascendas Pte. Limited, Singapore. Mrs. Karnad is a member of the Managing Committee of the Indian Cancer Society and Vice Chairperson of the Governing Council of Indraprastha Cancer Society & Research Centre.

Mrs. Karnad is Chairperson of the Audit Committee of ICI India Limited, Credit Information Bureau (India) Limited, Motor Industries Co. Limited and Mother Diary Fruits & Vegetables Private Limited. She is a member of the Audit Committee of HDFC General Insurance Company Limited. She is the Chairperson of the Remuneration Committee of ICI India Limited. She is also a member of the Investment Committee, Compensation Committee, Compensation-ESOS Committee and Committee of Directors of Gruh Finance Limited; the Customer Service Committee and Risk Management Committee of HDFC Asset Management Company Limited; the Remuneration Committee of Credit Information Bureau (India) Limited and Sparsh BPO Services Limited; and the Shareholders/Investors Grievance Committee, Investment Committee and Property Sub-Committee of Motor Industries Company Limited.

Mr. Keki Mistry holds a Bachelor of Commerce degree in Advanced Accountancy and Auditing and is also a Chartered Accountant. He was actively involved in setting up several HDFC group companies including HDFC Bank. Mr. Mistry has been deputed on consultancy assignments for the Commonwealth Development Corporation (CDC) in Thailand, Mauritius, the Caribbean Islands and Jamaica. He has also worked as a consultant for the Mauritius Housing Company and Asian Development Bank.

Mr. Mistry is Vice Chairman & Managing Director of Housing Development Finance Corporation Limited and Chairman of GRUH Finance Limited. He is also a Director on the Board of HDFC Developers Limited, HDFC Standard Life Insurance Co. Ltd, HDFC General Insurance Company Limited, Infrastructure Leasing & Financial Services Limited, Sun Pharmaceutical Industries Limited, The Great Eastern Shipping Company Limited, NexGen Publishing Limited, India Value Fund Advisors Private Limited, HDFC Asset Management Company Limited, Greatship (India) Limited, Griha Investments-Mauritius and Association of Leasing & Financial Services Companies.

Mr. Mistry is the Chairman of the Audit Committee of HDFC General Insurance Company Limited, Sun Pharmaceutical Industries Limited and The Great Eastern Shipping Company Limited. He is a member of the Audit Committee of HDFC Standard Life Insurance Company Limited, Gruh Finance Limited, Infrastructure Leasing & Financial Services Limited and HDFC Asset Management Company Limited. He is also a member of the Investors Grievance Committee of Housing Development Finance Corporation Limited, the Remuneration Committee and Investment Committee of Gruh Finance Limited and the Share Transfer Committee of Infrastructure Leasing & Financial Services Limited.

Mr. Arvind Pande holds a Bachelor of Science degree from Allahabad University and a B.A. (Hons.) and M.A. (Economics) degree from Cambridge University, U.K. He started his career in Indian Administrative Services and has held various positions in the Government of India. He was a Joint Secretary to the Prime Minister of India for Economics, Science and Technology issues. Mr. Pande has been as a Director, Department of Economic Affairs, Ministry of Finance, Government of India and has dealt with World Bank aided projects. Mr. Pande has also served on the Board of the Steel Authority of India Limited as its Chairman and Chief Executive Officer (CEO).

Mr. Pande is a Director of Coal India Limited, Bengal Aerotropolis projects Limited, Burnpur Cements Limited, Visa Steel Limited, Era Infra Engineering Limited and Sandhar Technologies Limited. He is a member of the Audit Committee of Coal India Limited and Visa Steel Limited.

Mr. Ashim Samanta holds a Bachelor of Commerce degree from University of Bombay and has wide and extensive experience in business for nearly 29 years. He has vast experience in the field of bulk drugs and pharmaceutical formulations. He is a Director of Samanta Organics Private Limited, Nautilus Trading & Leasing Private Limited, Ashish Rang Udyog Private Limited, Samanta Movies Private Limited and Shakti Cine Studios Private Limited. Mr. Samanta has also been engaged in setting up and running a film editing and dubbing studio.

Mr. C. M. Vasudev holds a Masters Degree in Economics and Physics. He joined the Indian Administrative Services in 1966. Mr. Vasudev has worked as the Executive Director of World Bank representing India, Bangladesh, Sri Lanka and Bhutan. Mr. Vasudev has extensive experience working at policy making levels in the financial sector and was responsible for creating policies and overseeing management. He chaired the World Bank’s committee on development effectiveness with responsibility of ensuring effectiveness of World Bank’s operations. Mr. Vasudev has also worked as Secretary of the Ministry of Finance and has worked with the Secretary, Department of Economic Affairs, Department of Expenditure and Department of Banking. He was Additional Secretary, Budget with responsibility for framing the budget of the Government and monitoring its implementation. He has also worked as Joint Secretary of Ministry of Commerce with responsibility for state trading and trade policy, including interfacing with the WTO.

Mr. Vasudev is a Director on the Board of Directors of ICRA Management Consultancy Services Limited, NOIDA Power Company Limited and Noesis Consultancy Services Private Limited. He is a member of the Audit Committee and the Chairman of the Remuneration Committee of ICRA Management Consultancy Services Limited and a member of the Audit Committee of NOIDA Power Company Limited.

Dr. Pandit Palande has a Ph.D. degree in Business Administration from and completed an Advanced Course in Management at, Oxford University and the Warwick University in UK, respectively. Dr. Palande has worked as a director of the school of Commerce and Management for 15 years in Yashwantrao Chavan Maharashtra Open University (YCMOU). At present, Dr. Palande is Pro-Vice Chancellor of YCMOU.

Dr. Palande has extensive experience working in the fields of business administration, management and agriculture. Under the guidance of Dr. Palande, YCMOU has become one of the green universities in India. As a project director of the Indian Space Research Organisation (ISRO) GAP-3 of YCMOU, Dr. Palande has been serving the agriculture community on a large scale through his research on satellites.

Dr. Palande is neither a director on the Board of any other company nor a member or chairman of any committee(s) of the Board of Directors of any other company.

Mr. Harish Engineer was appointed as an additional director on October 12, 2007 pursuant to Section 260 of the Companies Act, 1956, subject to the approval of the RBI. He was also appointed as Executive Director for a period of three years with effect from 12th October 2007 subject to approvals of the shareholders and RBI. Effective December 10, 2007, the shareholders have given their consent in this regard by passing a resolution through a postal ballot and approval from RBI was received in September 2008.

Mr. Engineer holds a Diploma in Business Management from Hazarimal Somani College, Mumbai. Mr. Engineer has been associated with the Bank since 1994 in various capacities and is responsible for Wholesale Banking at present. Mr. Engineer has over 38 years of experience in the fields of finance and banking. Prior to joining the Bank, Mr. Engineer worked with Bank of America for 26 years in various areas, including operations and corporate credit management.

Mr. Engineer is neither a director on the Board of any other company nor a member or chairman of any committee of the Board of Directors. He is member of the Board of Boston Analytics, Boston (USA).

Mr. Paresh Sukthankar was appointed as an additional director on October 12, 2007 pursuant to Section 260 of the Companies Act, 1956, subject to the approval of the RBI. He was also appointed as Executive Director for a period of three years with effect from 12th October 2007 subject to approvals of the shareholders and RBI. Effective December 10, 2007, the shareholders have given their consent in this regard by passing a resolution through a postal ballot and approval from RBI was received in September 2008.

Mr. Sukthankar has a Masters in Management Studies from Jamnalal Bajaj Institute of Management Studies, Mumbai. Mr. Sukthankar has been associated with the Bank since 1994 in various senior capacities and has direct or supervisory responsibilities for the Credit & Market Risk and Human Resources functions and for various strategic initiatives of the bank. Mr. Sukthankar has over 22 years of experience in the fields of finance and banking. Prior to joining the Bank, Mr. Sukthankar worked with Citibank for 9 years in various areas, including corporate banking, risk management, financial control and credit administration.

Mr. Sukthankar is neither a director on the Board of any other company nor a member or chairman of any committee of the Board of Directors of any other company.

Senior Management

As of March 31, 2008, our senior management was comprised of the following:

Name	Function	Age
Aditya Puri	Managing Director	57
Harish Engineer	Wholesale Banking	59
Paresh D Sukthankar	Credit and Market Risk and Investor Relations	45
Vinod Yennemadi	Legal and Secretarial	66
Sudhir Joshi	Treasury	61
C N Ram	Information Technology	51
Bharat Shah	Merchant Services	61
G Subramanian	Audit and Compliance	60
Rajan Ananthanarayan	Operations	56
Abhay Aima	Equities and Private Banking	45
Kaizad Bharucha	Wholesale Credit and Market Risk and Retail Risk Policy	42
Pralay Mondal	Retail Assets	42
Mandeep Maitra	Human Resources, Admin & Infrastructure	42
Ashish Parthasarthy	Treasury	40
Rahul N Bhagat	Retail Liabilities, Marketing & Phone Banking	44
P V Ananthakrishnan	Capital and Commodity Markets and Business Banking	48
Bhavesh Zaveri	Wholesale Banking Operations	42
Navin Puri	Branch Banking	49
Jimmy M Tata	Corporate Banking	41
Sashi Jagdishan	Finance	43
Rajender Sehgal	Financial Institutions Group	52

Mr C.N. Ram and Mr. P V Ananthakrishnan resigned in fiscal 2009.

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Vinod G. Yennemadi holds a Bachelor of Commerce degree and is also a Fellow of the Institute of Chartered Accountants of India and an Associate of the Institute of Chartered Accountants in England and Wales. Mr. Yennemadi has been the Head, Finance, Administration, Legal, and Secretarial since April 1994. In addition, Mr. Yennemadi serves as a director of Softcell Technologies Ltd, Atlas Documentary Facilitators Company Private Ltd. and Flexcel International Private Ltd.

Mr. Sudhir Joshi holds a Bachelor of Science degree in Chemistry from the University of Pune and is a Certified Associate of the Indian Institute of Bankers. Mr. Joshi has held the position of Head of Treasury in the Bank since April 2000. He is also on the board of the Clearing Corporation of India Ltd.

Mr. Bharat Shah holds a Bachelor of Science degree from the University of Mumbai and a Higher National Diploma in Applied Chemistry from London University. He serves as Head of Merchant Services of the Bank. Mr. Shah also serves as a Non-executive Director of Computer Age Management Services Private Ltd and Atlas Documentary Facilitators Company Private Ltd., and is the chairman of HDFC Securities Ltd.

Mr. G. Subramanian holds a Bachelor of Science degree in Chemistry from Madras Christian College and is a Certified Associate of the Indian Institute of Bankers. Mr. Subramanian has been the Head of Audit, Compliance and Vigilance of the Bank since January 1995. Prior to that, Mr. Subramanian was Deputy General Manager of RBI. Mr. Subramanian also serves as a director on the board of directors of Computer Age Management Services Private Ltd and HDB Financial Services Ltd.

Mr. A. Rajan holds a Bachelor of Science degree from the University of Mumbai. He has nearly 30 years of experience in international and domestic banking operations. Mr. Rajan was employed by Bank of America prior to joining the Bank. He was part of the core management team that founded HDFC Bank, as its Head of Operations, and was responsible for creating the Operations team and detailed Operating Procedures. After working in foreign banks in Indonesia and Oman, he was the chief executive officer of Flexcel International Private Ltd for three years. He then rejoined the Bank as Country-Head, Operations.

Mr. Abhay Aima is a graduate of the National Defence Academy. Mr. Aima is the Bank’s Head of Equities, Private Banking and Third Party Products. He is also in charge of NRI and International Consumer Banking.

Mr. Kaizad Bharucha has a Bachelor of Commerce degree from the University of Mumbai. He has been a career banker with over two decades of banking experience and is Head of Wholesale Credit and Market Risk Policy of the Bank. He was previously with SBI Commercial and International Bank Ltd. as Group Head of Credits.

Mr. Pralay Mondal holds a B-Tech (Hons) from the Indian Institute of Technology, Kharagpur and a Post Graduate Diploma in Business Management in Marketing from the Indian Institute of Management, Calcutta. He has 18 years of experience in marketing, sales, product and business profit and loss management in the fast moving consumer goods, office automation and banking industries. He is currently head of the Retail Assets & Credit Cards business of the Bank. Mr. Mondal also serves as a director of HBL Global Private Limited and HDB Financial Services Ltd.

Ms. Mandeep Maitra completed her Bachelors in Psychology (Hons) from Lady Sriram College, Delhi University and her Masters degree in Personnel Management & Industrial Relations from the Tata Institute of Social Sciences, Mumbai. She has over 19 years of experience in the banking industry and holds the position of Country Head — Human Resources at the Bank.

Mr. Ashish Pathasarthy holds a Bachelor of Engineering degree from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management, Bangalore. He has over 18 years of experience in the interest rate and currency markets and holds the position of Deputy Treasurer at the Bank.

Mr. Rahul N. Bhagat holds a Bachelor of Arts in History (Hons) from St. Stephen’s College, Delhi University and a Masters degree in International Affairs from the College of William & Mary, Virginia, USA. He has over 18 years of experience in consumer banking, having worked with ANZ Grindlays Bank and Bank of America prior to joining the Bank in 1999. Mr. Bhagat heads the Retail Liabilities, Marketing, High Net-Worth and Direct Channels businesses in the Bank.

Mr. Bhavesh Zaveri holds a Masters degree in Commerce from the University of Mumbai and is a Certified Associate of the Indian Institute of Bankers. Mr. Zaveri has been with the Bank since 1998, and he is Head of Wholesale Banking Operations and also Head of Cash Management Products. Mr. Zaveri is also a member of various committees and forums of the IBA and of the RBI, including a director of the Board of the National Payment Corporation of India Ltd.

Mr. Navin Puri holds a Bachelor of Commerce degree from Calcutta University and is a member of the Institute of Chartered Accountants of India. He has also received a Masters of Business Administration degree from the Texas University, U.S.A. Mr. Puri has 18 years of banking experience. He has been with the Bank since February 1999. He currently heads the Retail Branch Banking business, and is also the Business Head for Retail Current Accounts of the Bank.

Mr. Jimmy Tata holds a Masters of Financial Management degree from the University of Mumbai and is a qualified Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India, Hyderabad. He has over 20 years of work experience and he has been with the Bank since 1994. He is currently the Head of Corporate Banking of the Bank.

Mr. Sashi Jagdishan holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield, UK. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. He has been with the Bank since 1996. He heads the finance function of the Bank.

Mr. Rajender Sehgal is a gold medalist in Bachelor of Science from Punjab University. He holds a Masters of Business Administration degree from FMS Delhi University and is also a Certified Associate of the Indian Institute of Bankers. Mr. Sehgal had a successful tenure of 20 years with the State Bank of India in various capacities, including an assignment with their New York USA branch. He has recently taken over as Business Head of the Financial Institutions Group and Public Sector Units (PSUs) based in North India.

Corporate Governance

Audit and Compliance Committee

The Audit and Compliance Committee of the Bank is chaired by Mr. Arvind Pande. The other members of the Committee are Mr. Ashim Samanta, Mr. C. M. Vasudev, Mr. Gautam Divan and Dr. Pandit Palande. Dr. Pandit Palande was inducted as a member of the Committee on May 17, 2007. All the members of the Committee are independent directors and Mr. Gautam Divan is a financial expert.

The responsibilities of the Audit and Compliance Committee are in accordance with clause 49 of the listing agreement entered into with the stock exchanges in India as well as U.S. law requirements and include the following:

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

The Audit and Compliance Committee met seven times during fiscal 2008.

Compensation Committee

Mr. Jagdish Capoor, Mr. Ashim Samanta, Mr. Gautam Divan and Dr. Pandit Palande are the members of the Committee. Dr. Pandit Palande was inducted as a member of the Committee on May 17, 2007. The Committee is chaired by Mr. Jagdish Capoor. All the members of the Committee other than Mr. Capoor are independent directors.

The Compensation Committee reviews the overall compensation structure and policies of the Bank with a view to attracting, retaining and motivating employees, considers grants of stock options to employees, and reviews compensation levels of the Bank’s employees vis-a-vis other banks and the banking industry in general. The Bank’s compensation policy is to provide a fair and consistent basis for motivating and rewarding employees appropriately according to their job, role, performance, contribution, skill and competence.

The Compensation Committee met three times during fiscal 2008.

Investors’ Grievance (Share) Committee

The Investors’ Grievance (Share) Committee consists of Mr. Jagdish Capoor, Mr. Aditya Puri and Mr. Gautam Divan. The Committee is chaired by Mr. Capoor.

The Investors’ Grievance (Share) Committee approves and monitors the transfer, transmission, splitting and consolidation of shares and bonds and the allotment of shares to employees pursuant to the Employees Stock Option Scheme. The Investors’ Grievance (Share) Committee also monitors the redress of shareholders’ complaints relating to matters such as the transfer of shares, non-receipt of annual reports and dividends.

The powers to approve share transfers and dematerialisation requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the Investors’ Grievance (Share) Committee.

As of March 31, 2008, 43 instruments of transfer representing 3,871 shares were pending and since then the same have been processed. The details of the transfers are reported to the Board of Directors from time to time.

The Committee met 11 (eleven) times during fiscal 2008.

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

The Risk Monitoring Committee met five times during fiscal 2008.

Credit Approval Committee

The Credit Approval Committee is chaired by Mr. Jagdish Capoor. The other members are Mr. Aditya Puri, Mr. Keki Mistry and Mr. Gautam Divan.

The Credit Approval Committee approves credit exposures, which is beyond the powers delegated to executives of the Bank. This facilitates quick responses to the needs of customers and the efficient disbursement of loans.

The Credit Approval Committee met twice during fiscal 2008.

Premises Committee

The Premises Committee is chaired by Mrs. Renu Karnad. The other members are Mr. Aditya Puri, Mr. Ashim Samanta and Dr. Pandit Palande. Dr. Pandit Palande was inducted as member of the Committee with effect from May 17, 2007.

The Premises Committee approves the purchase and leasing of premises for the use of Bank branches, back offices, ATMs and executive residences in accordance with the guidelines established by the board.

The Premises Committee met four times during fiscal 2008.

Nomination Committee

The Nomination Committee is chaired by Mr. Arvind Pande. The other members are Mr. Ashim Samanta and Dr. Pandit Palande. Dr. V. R. Gadwal ceased to be a member of the Nomination Committee with effect from March 14, 2007. Dr. Pandit Palande was inducted as member of the Committee with effect from May 17, 2007. All the members of the Nomination Committee are independent directors.

The Bank has established a Nomination Committee for recommending the appointment of independent / non-executive directors on the board of the Bank. The Nomination Committee scrutinizes the nominations for independent/non–executive directors with reference to their qualifications and experience. For identifying ‘Fit and Proper’ persons, the Nomination Committee adopts the following criteria to assess the competency of the persons nominated:

•	academic qualifications;

•	previous experience;

•	track record; and

•	integrity.

For assessing integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered.

The Nomination Committee met twice during fiscal 2008.

Fraud Monitoring Committee

The Fraud Monitoring Committee is chaired by Mr. Jagdish Capoor. The other members of the Fraud Monitoring Committee are Mr. Aditya Puri, Mr. Keki Mistry and Mr. Arvind Pande.

Pursuant to the directions of the RBI, we have constituted a Fraud Monitoring Committee, exclusively dedicated to monitoring and following up cases of fraud involving amounts of Rs. 10 million and above. The objective of the Fraud Monitoring Committee is the effective detection of frauds and immediate reporting thereof to regulatory and enforcement agencies so that action can be taken against the perpetrators of frauds. The responsibilities of the Fraud Monitoring Committee are to:

•	identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

•	identify the reasons for delay in detection, if any, and report to top management of the Bank and the RBI;

•	monitor progress of the Central Bureau of Investigation police investigations and recovery position;

•	ensure that staff accountability is examined at all levels in all cases of frauds and staff side action, if required, and that such examination is completed quickly;

•	review the efficacy of the remedial actions taken to prevent recurrence of frauds, such as strengthening of internal controls;

•	establish relevant measures to strengthen existing measures to prevent fraud.

The Fraud Monitoring Committee met four times during fiscal 2008.

Customer Service Committee

The Customer Service Committee is chaired by Mr. Arvind Pande. The other members are Mr. Keki Mistry and Dr. Pandit Palande. Dr. Pandit Palande was inducted as member of the Committee with effect from May 17, 2007.

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

The Customer Service Committee met four times during fiscal 2008.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

Our shareholders, at the annual general meeting of our shareholders held on June 10, 2008, passed a special resolution pursuant to Section 293(1)(d) of the Companies Act, authorizing the board of directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed and the money to be borrowed from time to time (apart from acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed our aggregate of paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 200.0 billion over and above our aggregate paid-up capital and free reserves at any time.

The terms on which the board of directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions and, with prior shareholder and regulatory approval, the allotment of shares to other entities.

Compensation of Directors and Members of our Senior Management

The compensation packages of our Chairman, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of the Board of Directors. During fiscal 2008, our Chairman received a salary of Rs. 1,200,000 per annum.

At our 12th annual general meeting held on May 30, 2006, shareholders approved the reappointment of our Managing Director for a further three-year period and also approved the revised salary/compensation and allowances of the Managing Director, with effect from April 1, 2007. Also at the same meeting, shareholders approved the revised salary/compensation and allowances of the Managing Director to Rs. 896,750 per month with effect from April 1, 2006, Rs. 1,088,485 per month with effect from April 1, 2007 and Rs. 1,280,085 per month with effect from April 1, 2008.

On December 10, 2007, by passing a resolution through a postal ballot, shareholders approved the appointment of Mr. Harish Engineer as an Executive Director for a period of three years and also approved his salary/compensation, with effect from October 12, 2007.

On December 10, 2007, by passing resolution through postal ballot, shareholders approved the appointment of Mr. Paresh Sukthankar as an Executive Director for a period of three years and also approved his salary/compensation, with effect from October 12, 2007.

For fiscal 2008, the aggregate amount of compensation paid to our Managing Director and members of our senior management was approximately Rs. 236.7 million, including the aggregate amount accrued by us to provide pension, retirement or similar benefits.

Under our organizational documents, each director, except the Managing Director and Executive Directors, is entitled to sitting fees for attending each meeting of the board of directors or of a board committee. The amount of sitting fees is set by the board from time to time in accordance with limitations prescribed by the Companies Act or the Government of India. At the board meeting held on October 17, 2006, it was decided that sitting fees for attending board meetings and committee meetings would be Rs. 20,000 per meeting, except in the case of meetings of the Investors’ Grievance (Share) Committee, for which the sitting fees are Rs. 10,000 per meeting. We reimburse directors for travel and related expenses in connection with board and committee meetings and related matters.

Other than our Chairman, Managing Director and Executive Directors, none of our directors has a service contract with us.

Loans to Members of our Senior Management

Loans to members of our senior management are granted in the normal course within the Bank’s scheme, as is the case with employees of the Bank. This is within the provisions of local regulations.

Loans to Members of our Senior Management

Name	Largest amount outstanding since March 31, 2007	Amount outstanding as of March 31, 2008	Interest rate as of March 31, 2008	Nature of Loan
	(Rs. millions)	(Rs. millions)
Abhay Aima	1.60	1.60	10.75%	Housing loan
	—	—	—	Personal loan
Ashish Parthasarathy	6.98	6.93	10.75	Housing loan
	—	—	—	Personal loan
Aditya Puri	5.00	5.00	10.75	Housing loan
	—	—	—	Personal loan
A. Rajan	4.55	4.34	10.75	Housing loan
	0.23	0.14	5.00	Personal loan
G. Subramanian	5.69	4.49	10.75	Housing loan
	0.34	0.02	5.00	Personal loan
Pralay Mondal	4.42	4.31	10.75	Housing loan
	0.40	0.29	5.00	Personal loan
Harish Engineer	2.30	2.30	10.75	Housing loan
	—	—	—	Personal loan
Kaizad Bharucha	4.89	4.83	10.75	Housing loan
	—	—	—	Personal loan
Sudhir Joshi	6.44	3.47	10.75	Housing loan
	—	—	—	Personal loan
Mandeep Maitra	4.21	3.85	10.75	Housing loan
	0.24	0.06	5.00	Personal loan
Vinod G. Yennemadi	2.07	2.07	10.75	Housing loan
	0.51	0.17	5.00	Personal loan
Jimmy Tata	0.32	0.14	5.00	Personal loan
	—	—	—	Housing loan
Bhavesh Zaveri	3.32	—	—	Housing loan
	0.47	0.44	5.00	Personal loan
Rahul Bhagat	1.26	—	—	Housing loan
	0.16	0.04	5.00	Personal loan
Navin Puri	4.83	4.69	10.75	Housing loan
	0.39	0.27	5.00	Personal loan
Sashi Jagdishan	3.37	3.29	10.75	Housing loan
	0.10	—	—	Personal loan
P.V. Ananthakrishan	4.91	4.73	10.75	Housing loan
	0.49	0.36	5.00	Personal loan
Rajendra Sehgal	4.59	4.47	10.75	Housing loan
	0.38	0.27	5.00	Personal loan
Total	74.46	62.57

Employees Stock Option Scheme

Our shareholders approved plan “A-(year 2000)” in January 2000, plan “B-(year 2003)” in June 2003, plan “C-(year 2005)” in June 2005 and plan “D-(year 2007)” in June 2007 for the issuance of stock options to employees and to the directors of the Bank under the Employees Stock Option Schemes (ESOSs), namely ESOS-001 to ESOS-012. Under the plan “A”, the option price is set as the average of the daily closing prices on the Bombay Stock Exchange Limited during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C” and “D”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans on eight separate occasions since January 2000. The options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, and under ESOS-010 to ESOS-012 vest at the rate of 50% and 50% on each of the two successive anniversaries following the date of grant, subject to standard vesting conditions. In fiscal 2008, 1,677,800 options were exercised, resulting in an increase in our paid-up capital by Rs. 16.8 million. As of March 31, 2008, 16,937,800 options were outstanding.

Other Compensation

All employees, including our Managing Director, Executive Directors and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at manager level or above, including our Managing Director. Our gratuity fund, required under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination of employment, pays a lump sum equivalent to 15 days’ salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13.0% (15.0% for the Managing Director) of the eligible employee’s annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both we and the employee contribute monthly at a determined rate (currently 12.0% of the employee’s salary). Of this, the Bank contributes an amount (currently 8.33% of the lower of Rs. 6,500 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner and the balance is contributed to a fund we set up which is administered by a board of trustees. We have no liability for future provident fund benefits other than our annual contribution, and we recognize such contributions as an expense in the year incurred.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2008, our principal executive officer and principal financial officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the date of their evaluation, such disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2008.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of their audit, has issued their report, included herein, on (1) our management’s assessment of the effectiveness of our internal control over financial reporting and (2) the effectiveness of our internal control over financial reporting as of March 31, 2008.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could materially or are reasonably likely to materially affect these controls during the period covered by this report.

Audit and Compliance Committee Financial Expert

Mr. Gautam Divan is the audit committee financial expert as defined in item 401(h) of Regulation S-K and is independent pursuant to applicable Commission rules.

Code of Ethics

We have a written code of ethics applicable to the Managing Director (Chief Executive Officer), the Chief Financial Officer and members of our senior management of the Bank. We believe the code constitutes a “code of ethics” as defined in Item 16B of Form 20-F. We will provide a copy of such code of ethics to any person without charge upon request. Requests may be made by writing to investor.helpdesk@hdfcbank.com.

We also have a whistle blower policy that contains procedures for receiving, retaining and treating complaints received, and procedures for the confidential and anonymous submission by employees of complaints, regarding questionable accounting or auditing matters or conduct which results in a violation of law by the Bank or in a substantial mismanagement of the Bank’s resources. Under this whistle blower policy, our employees are encouraged to report questionable accounting matters or any fraudulent financial information provided to our shareholders, the government or the financial markets, or any conduct that results in a violation of law by the Bank, to our management (on an anonymous basis, if employees so desire). Under this policy we have also prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports such information or participates in an investigation.

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided during these periods.

	Fiscal Year Ended
Type of Services	March 31, 2007		March 31, 2008		Description of Services
	(in millions)
Audit services	Rs.	46.4	Rs.	26.0	Audit of financial statements
Audit-related services		2.6		10.1	Services related to review of financial statements and due diligence
Tax services		0.4		1.1	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		1.5		0.2	Statutory certifications, quality registrar, work permit related services and other advisory services

Total	Rs.	50.9	Rs.	37.4

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

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Indian Companies Act, and our equity shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of SEBI and the requirements of the listing agreements entered into with the Indian stock exchanges. We also have ADSs listed on the NYSE.

On November 4, 2003, the SEC approved new rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies. These new corporate governance listing standards supplement the corporate governance reforms already adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002.

Section 303A.11 of the NYSE Corporate Governance Standards requires listed companies that are foreign private issuers to disclose the significant ways in which their corporate governance practices differ from those followed by U.S. companies under the NYSE Corporate Governance Standards. The table below sets forth the significant differences between the rules applicable to NYSE listed companies under the NYSE Corporate Governance Standards and the Corporate Governance Rules as per the Listing Agreement with the Indian Stock Exchange(s) (the “Listing Agreement”).

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per Listing Agreement with the Indian Stock Exchange(s)
Board of Directors (“Board”)

Companies need to have a majority of independent directors. [NYSE Corporate Governance Standard 303A.01]

The board of a company needs to have an optimum combination of executive and non-executive directors with not less than 50% of the directors being non-executive directors.

If the chairman of the board of directors is a non-executive director of the company, at least one-third of the directors should be independent. If the chairman is an executive director, at least half of the board of directors of the company should be comprised of independent directors.

Certain heightened standards apply to “independent” directors. [NYSE Corporate Governance Standard 303A.02]	The interpretation of the term “independent director” is different from the way it is interpreted under NYSE Corporate Governance Standards.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management [NYSE Corporate Governance Standard 303A.03]	There is no requirement for such sessions.

Nominating/Corporate Governance Committee

In addition to an audit committee, a listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Corporate Governance Standard 303A.04]	Constitution of a Nomination Committee is not mandatory and need not be comprised of independent directors.

The nominating / corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Corporate Governance Standard 303A.04]	Pursuant to the Listing Agreement, constitution of a nomination committee is not mandatory and does not require a charter for such a committee. The performance evaluation of non-executive directors could be done by a peer group comprised of the entire Board of Directors, excluding the director being evaluated.

Compensation Committee

Companies need to have a compensation committee composed entirely of independent directors. [NYSE Corporate Governance Standard 303A.05]	It is not mandatory under Clause 49 that the board constitute a compensation / remuneration committee to determine behalf of the Board and on behalf of the shareholders with agreed terms of reference the company’s policy on specific remuneration packages for executive directors, including pension rights and any compensation payment. To avoid any conflict of interest, any compensation committee should consist of at least three non-executive directors. The chairman of any compensation committee should be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Corporate Governance Standard 303A.05]	Indian listing requirements do not require that a compensation committee have a charter. However, the non-mandatory requirements contained in Clause 49 provide that the board may set the terms of reference of the compensation committee. The annual corporate governance report of a company generally provides details about remuneration, including brief details of the terms of reference of any compensation committee.

Audit Committee

Companies need to have an audit committee that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Corporate Governance Standards 303A.06 and 303A.07]

The Listing Agreement requires listed companies to have a qualified and independent audit committee and stipulates the powers and role of the audit committee. All of the member of the audit committee must be as non-executive directors with at least 2/3 of the members must be independent. All members must financially literate and at least one member must have accounting or related financial management expertise. The Chairman of the committee must be an independent director.

The audit committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee, provides for an annual performance evaluation of the committee and sets forth certain minimum duties and responsibilities. [NYSE Corporate Governance Standard 303A.07]	There is no requirement in Clause 49 of the Listing Agreement that the audit committee must have a written charter. However, Clause 49D sets forth the roles of the audit committee which are required to be performed by the audit committee of a listed company.

Internal Audit Function

Each listed company needs to have an internal audit function to provide the management and audit committee with ongoing assessments of the company’s risk management processes and a system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Corporate Governance Standard 303A.07]	Though Clause 49 does not provide for a mandatory internal audit, one of the role of the audit committee is “reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.”. Therefore, it is advisable that the listed company should have a department that conducts an internal audit.

Corporate Governance Guidelines/Code of Ethics

Companies need to adopt and disclose corporate governance guidelines. [NYSE Corporate Governance Standard 303A.09]	Listed companies are required to comply with the provisions relating to the corporate governance as prescribed under clause 49 of the Listing Agreement with Indian stock exchanges. However, listed companies are not required to disclose the said provisions.

Companies need to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Corporate Governance Standard 303A.10]	As per clause 49 of the Listing Agreement, a company needs to adopt code of conduct/ethics applicable to the entire Board of Directors and all senior management one level below the Board. A company’s annual Report should state that the Board members and senior management are in compliance with the code of conduct/ethics.

Certifications as to Compliance

The CEO of each listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, should be disclosed in the company’s annual report to shareholders. [NYSE Corporate Governance Standard 303A.12]

Further, the CEO of each listed company needs to promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A.

In addition to the annual CEO/CFO certification on the true and fair view of financial statement, and compliance with the prescribed accounting standards, applicable laws and regulations, Indian listed companies are also required to submit a quarterly report on compliance with corporate governance rules to the Indian Stock Exchange(s) where their shares are listed.

There shall be a separate section of corporate governance in the annual report of the company, giving details of the adoption of and compliance with the mandatory clauses and non-mandatory clauses (to the extent applicable rules) of the Listing Agreement, company has to obtain a certificate issued by its auditors or practising company secretary regarding compliance with corporate governance rules annex the same to the director report to be sent annually to the shareholders of the company and concerned stock exchanges.

Memorandum and Articles of Association

Our main objects are to carry on banking activity and other related activities. Our objects and purposes can be found in clauses A and B of our Articles of Association (the “Articles”).

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

The annual general meeting shall be called for a time during business hours at our registered office or at some other place within Mumbai as the board of directors may determine. The notice of the meeting shall specify it as the annual general meeting. The board may also call an extraordinary meeting, and if there is not a quorum of directors within India, any director or two shareholders may call such a meeting. The board of directors is required to call an extraordinary meeting upon the request of a set number of shareholders, as set forth in the Companies Act.

PRINCIPAL S HAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2008 by:

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

We were founded by HDFC Limited, the leading housing finance company in India. As of March 31, 2008, HDFC Limited, together with its subsidiaries, held an aggregate of 23.26% of our equity shares. As of June 30, 2008, such ownership was increased as described in note (1) below. Under the Indian Banking Regulation Act, no person holding equity shares in a banking company can vote more than 10.0% of the outstanding equity shares.

	Number of Equity Shares		Percentage of Total Equity Shares Outstanding
HDFC group	82,443,000	(1)	23.26%
Bennett Coleman group	16,192,408	(2)	4.57%
Directors and senior management as a group	2,385,915	(3)	0.67%

(1)	The number and percentage shown in the table include 52,442,000 equity shares held directly by HDFC Limited, 30,000,000 equity shares held by HDFC Investments Limited and 1,000 equity shares held by HDFC Holdings Limited. HDFC Investments Limited and HDFC Holdings Limited are controlled by HDFC Limited. The number and percentage includes an additional 13,582,000 equity shares subscribed to by HDFC Limited on June 29, 2007, pursuant to a preferential offer made by us to HDFC Limited, which shares were subscribed at a price of Rs. 1,023.49 per share, which is the price determined in accordance with the SEBI (Disclosure and Investor Protection) Guidelines 2000. This offer was approved by the shareholders of the Bank at the annual general meeting held on June 16, 2007.
(2)	Includes 8,849,929 equity shares held by Bennett Coleman & Company Limited, 2,486,956 equity shares held by Dharmayug Investments Limited and 4,855,523 equity shares held by other Bennett Coleman affiliates. Our computation of the number of shares held by the Bennett Coleman group, pursuant to Indian law, differs by 336,825 equity shares from that set out in their most recent filings on Form 13-G.
(3)	None of our directors or members of our senior management individually holds 1.0% or more of our total equity shares outstanding.

The ADS are represented by underlying equity shares. As on March 31, 2008, Indian equity shares numbering 76,595,508 represent the ADS and constitute 21.61% of the Bank’s capital. In our books only the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

HDFC Securities Ltd (“HSL”)

We own an aggregate of 59% of HSL. As of March 31, 2008, the book value of our investment in HSL was Rs. 237.6 million. In fiscal year 2007-08, we earned Rs. 135.4 million from HSL towards services rendered. We incurred a net expense of Rs. 19.6 million for sales assistance provided by HSL. We received Rs. 2.1 million as interest from HSL. An amount of Rs. 99.1 million was receivable from HSL (including security deposit of Rs. 0.1 million) as of March 31, 2008.

HDB Financial Services Ltd. (“HDBFSL”)

During the year ended March 31, 2008, we invested in 100 million equity shares of HDB Financial Services Limited (HDBFSL) of Rs. 10.0 each at par aggregating to Rs. 1,000 million. HDBFSL is a non-banking financial company and our subsidiary. It is yet to commence full-fledged operations. As at March 31, 2008, our stake-holding in the company was 95.3%. During the year we received Rs. 2.1 million as reimbursement of the rent paid by us for the premises shared by HDBSFL. As of March 31, 2008, an amount of Rs. 4.0 million was receivable from HDBFSL.

Housing Development Finance Corporation Limited

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement HDFC Limited approves and disburses the loans, which are booked in the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited agrees to provide us the right to buy back 70% of the home loans sourced and disbursed pursuant to services rendered by us. We earned Rs. 520.1 million from HDFC Limited in fiscal 2008 as fees for selling these loans and other services rendered. An amount of Rs. 18.3 million was receivable from HDFC Limited as of March 31, 2008.

Property

We have facilities located on eight properties owned or leased by HDFC Limited. In fiscal, 2008, we paid an aggregate of Rs. 10.6 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2008, HDFC Limited held a deposit of Rs. 0.2 million that we have paid to secure these leased properties.

Capital Transaction

During the year ended March 31, 2008, approvals from the Board and shareholders were sought to allot 13,582,000 equity shares of Rs. 10/- each at a premium of Rs. 1013.49 per share on a preferential basis to HDFC Ltd., aggregating to Rs. 13,901.0 million. The said allotment was completed on June 29, 2007.

HDFC Standard Life Insurance Company Ltd (“HDFC Standard Life”)

In fiscal 2008, we contributed Rs. 106.5 million to a defined benefit plan managed by HDFC Standard Life to cover gratuity of our employees. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 1,529.4 million for the sale of insurance policies and other services to our customers. As of March 31, 2008, commissions amounting to Rs. 56.9 million were receivable from HDFC Standard Life.

HDFC Asset Management Company Ltd (“HDFC AMC”)

In fiscal 2008, we paid Rs. 3.3 million as rent to HDFC AMC. We have placed a security deposit of Rs. 1.7 million with HDFC AMC to secure leased property. During fiscal 2008, we received Rs. 1078.5 million in fees from HDFC AMC for distribution of units of mutual funds. As of March 31, 2008, commissions amounting to Rs. 43.4 million is receivable from HDFC AMC.

HDFC Ergo General Insurance Company Ltd. (“HDFC Ergo”) (formerly HDFC Chubb General Insurance Company Ltd. )

We paid Rs. 32.7 million to HDFC Ergo towards insurance premiums in fiscal 2008. A deposit of Rs. 0.1 million was kept with HDFC Ergo as of March 31, 2008. We received custodian fees from HDFC Ergo aggregating Rs. 0.4 million in fiscal 2008. Consequent to the expiry of the corporate agency license in October 2006, the agency with HDFC Chubb has been mutually terminated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”)

ADFC specializes in back-office processing. We regularly transact business with ADFC. In fiscal 2008, we incurred a net expense Rs. 1566.9 million for back-office processing services. As of March 31, 2008, we had provided a security deposit amounting to Rs. 105.0 million to ADFC for the various services provided by ADFC and an amount of Rs. 21.85 million was payable for such services. As of that date, we retained an equity investment of Rs. 0.2 million in ADFC, which represents 29.0% of the share capital of ADFC. Members of our management team own an aggregate of 45.1% of the equity shares of ADFC.

We have consolidated the accounts of ADFC in our US GAAP financial statements for fiscal 2008.

HBL Global Private Ltd (“HBL”)

HBL Global is a subsidiary of ADFC and provides us with direct sales support for certain of our products. HBL Global was paid a net fee of Rs. 1932.4 million for the year ended March 31, 2008. As of March 31, 2008 we had provided a security deposit of Rs. 90.0 million for the services provided by HBL Global. An amount of Rs. 21.8 million was payable to HBL Global, including a deposit of Rs. 2 million to secure properties leased as of that date. We do not presently have any direct investment in HBL Global.

Flexcel International Private Ltd (“Flexcel”)

During 2008 we also sold our entire strategic holding in Flexcel for a total consideration of Rs. 18.5 million thereby reducing our shareholding along with subsidiaries from 40.0% to nil. Loans outstanding of Flexcel were Rs. 2 million. During fiscal 2008, we received interest of Rs. 0.3 million on said loan.

Salisbury Investments Private Ltd (“Salisbury Investments”)

We have paid a security deposit of Rs. 35 million to Salisbury Investments and, in fiscal 2008, we paid rent of Rs. 5.4 million for the residential accommodation of our Managing Director, to Salisbury Investments Private Ltd, in which the relatives of the Managing Director hold a stake. The value of the security deposit and rent is based on an independent assessment by a professional property valuation expert.

Other Strategic Investments

We frequently partner with other HDFC group companies when making strategic investments. We currently have three strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, we cannot hold more than a 30% equity stake in another company. The following is a list of strategic investments made by us and the HDFC group companies:

Company	Type of Business	HDFC Bank Investment		HDFC Bank Ownership	Total HDFC Group ownership
		(in millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	3.3	10.2%	31.2%
SolutionNET India Private Limited	Information technology consulting and services	Rs.	7.6	19.0%	50.0%
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	26.0	12.0%	26.0%

During fiscal 2008, we sold our 8.7% stake held in CAMS. We routinely conduct business with some of the companies in which we have made strategic investments. In fiscal 2008, we paid CAMS Rs. 1.9 million for mutual fund back office processing services. We paid Softcell Rs. 15.1 million and SolutionNet Rs. 10.9 million for providing software-related services to us. During fiscal 2008, we received Rs. 9.9 million from CAMS, Rs. 0.2 million from SolutionNet and Rs. 3.7 million from Softcell as dividends. In the same period, we paid Rs. 165.7 million to Softcell and Rs. 46.3 million to SolutionNet towards the purchase of fixed assets.

We have entered into normal banking transactions with some of the above parties and we believe all such transactions to be at arms-length.

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

It is unclear whether capital gains derived from the sale of Rights by a non-resident investor to another non-resident investor will be subject to tax liability in India. This would depend on the view taken by Indian tax authorities with respect to the status of the Rights being offered under the ADSs. If such Rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such Rights, will be subject to Indian taxation. The capital gains realized on the sale of such Rights which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum of 40.0% excluding the applicable surcharge at the rate of 2.5% and add-on tax at the rate of 3.0%, in case of a foreign company and 30.0% excluding the applicable surcharge and add-on tax in case of resident employees and non-resident individuals with taxable income over Rs. 0.25 million.

Taxation of Capital Gains in Relation to Equity Shares Received Upon Conversion or in Exchange for ADSs

Capital gains arising to a non-resident investor on the transfer of the equity shares received upon conversion of the ADSs (whether in India or outside India to a non-resident investor) will be subject to income tax under the provisions of the Indian Income Tax Act.

Effective October 1, 2004, any gain realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or to a non-resident investor in India, will not be subject to Indian capital gains tax if the Securities Transaction Tax (“STT”) has been paid on the transaction.

Since June 1, 2006, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and the seller are required to pay STT at the rate of 0.125% of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares; and (ii) the seller of the shares is required to pay a STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares.

Any gain realized on the sale of equity shares to an Indian resident whether in India or outside India or to a non-resident in India on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and add-on tax at the rate of 3% of the sale of shares. For the purpose of computing capital gains tax on the sale of the equity shares under the Section 115AC Regime, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the Bombay Stock Exchange Limited or the National Stock Exchange as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs, while the cost of acquisition of shares directly converted from ADSs will be determined on the basis of the price prevailing on the Bombay Stock Exchange Limited, or the National Stock Exchange on the date of conversion into shares. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant Depositary to its custodian.

Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above is subject to tax at the rate of 10.0% plus applicable surcharge on income tax and an add-on tax at the rate of 3.0%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with a maximum rate of 40.0% plus applicable surcharge on income tax and add-on tax at the rate of 3.0%. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. However, during the period of fiduciary ownership of equity shares in the hands of the Depositary, the provisions of the Double Taxation Avoidance Agreement entered into by the government of India with the United States will be applicable in the matter of taxation of capital gains, if any, on ADSs.

Tax Deduction at Source

Tax on long-term and short-term capital gains is to be deducted at source by the person paying for equity shares, in accordance with the relevant provisions of the Indian Income Tax Act.

Capital Losses

Neither Section 115AC nor the Depositary Receipt Scheme deals with capital losses arising on a transfer of equity shares in India. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains on transfer of another capital asset. Furthermore, a long-term capital loss can be set off only against a long-term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined by the assessing authority and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the customary assessment procedures. However, long-term capital loss on sale of equity shares being chargeable to STT will not be allowed to be set-off or carried forward for set-off against any capital gains.

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

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to holders who hold equity shares or ADSs as “capital assets” (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations, including for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark-to-market;

•	banks or other financial institutions;

•	United States investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	investors that hold our equity shares or ADSs as part of a hedge, straddle or conversion transaction;

•	holders that purchase or otherwise acquire equity shares or ADSs other than through this offering; or

•	holders that own, directly, indirectly or constructively 10.0% or more of our total combined voting stock.

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

Taxation of U.S. Holders

You are a “U.S. Holder” if you are a beneficial owner of equity shares or ADSs and you are for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

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

Distributions on Equity Shares or ADSs

Cash distributions made by us to a U.S. Holder with respect to equity shares or ADSs (including amounts withheld in respect of any Indian withholding taxes) generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our equity shares or ADSs will generally pay tax on such dividends received before 2011 at a maximum rate of 15.0%, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a passive foreign investment company (as discussed below), or foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the equity shares or ADSs for more than one year. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Dividends paid on the equity shares or ADSs will generally be treated as foreign source income. Subject to certain limitations, a U.S. Holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Indian taxes that are withheld from dividend distributions made to such U.S. Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. Holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Income received with respect to the equity shares or ADSs will generally be treated as “passive category income” for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The amount of any cash distribution paid in Indian rupees will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of equity shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into U.S. dollars on the date received and it is expected that the depositary will in the ordinary course convert Indian rupees received by it as distributions in the depository into U.S. dollars. If the Indian rupees are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

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

Accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of equity shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the United States IRS. Accrual- basis U.S. Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of equity shares or ADSs.

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

Backup Withholding and Information Reporting

In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of equity shares or ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28.0% unless the holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding applies to such U.S. holder.

Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish their non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

Holders generally will be allowed a credit of the amount of any backup withholding against their United States federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed such income tax liability by filing a refund claim with the United States IRS.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act 1949. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act (the “SARFAESI Act”) and the Banker’s Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by the Bank. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP.

RBI Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that certain conditions are complied with, including (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that the public interest will be served if such license is granted to the bank. The RBI can cancel the license if the Bank fails to meet the above conditions or if the Bank ceases to carry on banking operations in India.

The Bank, being licensed by the RBI, is regulated and supervised by the RBI. The RBI requires the Bank to furnish statements, information and certain details relating to its business. It has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets. The RBI has set up a Board for Financial Supervision, under the chairmanship of the Governor of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. Permission is granted based on factors such as the financial condition and history of the bank, its management, adequacy of capital structure and earning prospects and the public interest. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issued a new branch authorisation policy in September 2005 under which the existing system of granting authorisations for opening individual branches from time to time will be replaced by a system of aggregated approvals on an annual basis. The RBI will discuss with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose has been defined to also include extension counters, offsite ATMs, administrative offices and back offices as well as call centres where banking transactions are undertaken.

While processing authorisation requests, the RBI will give importance to the nature and scope of banking services, particularly in under-banked areas, actual credit flow to priority sectors and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of corporate governance, risk management and relationships with subsidiaries and affiliates.

Capital Adequacy Requirements

The Bank is subject to the capital adequacy requirements of the RBI, which, based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices, 1998, require the Bank to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9.0%, at least half of which must be Tier I capital.

The capital funds of a banking company are classified into Tier I and Tier II capital. Tier I capital, the core capital, provides the most permanent and readily available support against unexpected losses. It comprises paid-up capital, innovative perpetual debt instruments eligible, innovative perpetual non–cumulative preference shares and reserves consisting of any statutory reserves and free reserves as reduced by equity investments in subsidiaries, intangible assets, gaps in provisioning and losses in the current period and those brought forward from the previous period.

In January 2006, the RBI issued guidelines permitting banks to issue perpetual debt with a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier I capital up to a maximum of 15.0% of total Tier I capital. The RBI also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier II capital. In July 2006, the RBI issued guidelines permitting the issuance of Tier I and Tier II debt instruments denominated in foreign currencies without RBI’s prior approval.

Tier II capital consists of undisclosed reserves, revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), investment reserve accounts, hybrid debt capital instruments (which combine certain features of both equity and debt securities) and subordinated debt. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered as Tier II capital cannot exceed 50.0% of Tier I capital. Total Tier II capital cannot exceed Tier I capital.

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

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight or conversion factor to produce risk-adjusted values of assets and off-balance-sheet items. Financial guarantees are treated as similar to funded exposure and are subject to similar risk weighting. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0% while that for short-term self-liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20.0%. The risk weights have been increased by the RBI in the recent past in respect of certain items such as exposures to capital markets (to 125.0%), commercial real estate and venture capital funds (to 150.0%), consumer credit including personal loans and credit card receivables (to 125. 0%). Investment in mortgage backed securities of residential assets of housing finance companies satisfying certain conditions have a risk weight of 50%. The aggregate risk weighted assets are taken into account for determining the capital adequacy ratio. Banks are required to maintain capital charge for market risks on their trading books in respect of securities included under the HFT and AFS categories, open positions in bullion, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures.

The RBI has issued guidelines for implementation of the new capital adequacy framework. In order to maintain consistency and harmony with international standards, banks were advised to adopt the Standardized Approach for Credit Risk and Basic Indicator Approach for Operational Risk with effect from March 31, 2008 for banks having international operations and from March 31, 2009 for banks without international operations. The guidelines will be applicable to us from March 31, 2009. These guidelines include an increase in the minimum Tier 1 capital adequacy ratio from 4.5% to 6.0%. Differential risk weights for credit exposures linked to their credit rating and a capital charge for operational risk equal to the average of 15.0% of the sum of a bank’s annual gross income (excluding extraordinary income) for the past three years, where positive, has been prescribed. The risk weight for consumer credit and capital market exposures has been retained at 125%. Risk weight on residential mortgages is 75.0%. However, risk weight on residential mortgages of less than Rs. 2.0 million with a loan to value ratio of less than 75.0% will be 50.0%. The capital adequacy norms stipulate a capital charge on undrawn commitments. The norms also stipulate that from the financial year 2008-09, all fresh sanctions or renewals in respect of unrated claims on domestic corporates in excess of Rs. 500 million will attract a risk weight of 150.0%. This threshold will be reduced to Rs. 100 million from April 1, 2009.

The minimum capital maintained by banks on implementation of the new framework shall be subjected to a prudential floor which shall be the higher of the following amounts:

a)	minimum capital required to be maintained as per the new framework; and

b)	a specified percentage of the minimum capital required to be maintained as per the Basel framework for credit and market risks. The specified percentage will progressively decline from 100 in March 2008 to 80 in March 2010. The relevant period shall be March 2009 and March 2011 for banks implementing the framework with effect from March 31, 2009.

The RBI may consider allowing some banks to migrate to an Internal Rating Based approach after adequate expertise has been developed both at the bank and at the supervisory level.

Loan Loss Provisions and Non-Performing Assets

In April 1992, the RBI issued formal guidelines on income recognition, asset classification, provisioning standards and valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP.

The principal features of these RBI guidelines, which have been implemented with respect to the Bank’s loans, debentures, lease assets, hire purchases and bills are set forth below.

Non-Performing Assets

An asset, including a leased asset, becomes non-performing when it ceases to generate income for the Bank. A nonperforming asset is an asset in respect of which either the principal or interest remains overdue for more than 90 days (180 days for fiscal years ending before 31 March 2004).

The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (an “NPA”). An NPA is a loan or an advance where:

•	interest and/or an installment of principal remained overdue for a period of more than 90 days in respect of a term loan;

•	the account remained “out-of-order” (as defined below) in respect of an overdraft or cash credit for more than 90 days;

•	the bill remained overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	In the case of a loan granted for short duration crops, if the installments of principal or interest thereon remain overdue for two crop seasons;

•	In the case of a loan granted for long duration crops, if the installments of principal or interest thereon remain overdue for one crop season; or

•	an amount to be received remains overdue for a period of 90 days in respect of other accounts.

Banks should classify an account as an NPA only if the interest imposed during any quarter is not fully repaid within 90 days from the end of the relevant quarter.

“Out-of-Order” Status

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned drawing limit. In circumstances where the outstanding balance in the principal operating account is less than the sanctioned drawing limit, but (i) there are no credits continuously for a period of 90 days from the date of the balance sheet of the Bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

Asset Classification

Non-performing assets are classified as described below:

Sub standard Assets. Assets that are non-performing assets for a period not exceeding 12 months (or, prior to 31 March 2005, 18 months). In such cases, the current net worth of the borrower/guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well defined credit weaknesses that jeopardise the liquidation of the debt and are characterised by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

Doubtful Assets. With effect from 31 March 2005, an asset will be classified as doubtful if it remains in the substandard category continuously for 12 months (or, prior to 31 March 2005, 18 months). A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss Assets. Assets on which losses have been identified by the bank or internal or external auditors or RBI inspection but the amount has not been written off fully.

There are separate guidelines for projects under implementation which are based on the achievement of financial closure and the date of approval of the project financing.

The RBI also has separate guidelines for restructured assets. A fully secured standard asset can be restructured by rescheduling principal repayments and/or interest, but must be separately disclosed as a restructured asset. The amount of sacrifice, if any, in the interest, measured in present value terms, is either written off or provision is made to the extent of the sacrifice involved. Similar guidelines apply to sub standard assets. The substandard accounts which have been subjected to restructuring, whether in respect of principal installment or interest amount, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when the first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

Standard assets

(i) Banks should make general provision for standard assets at the following rates for the funded outstanding on global loan portfolio basis:

(a)	direct advances to agricultural and SME sectors at 0.25 per cent;

(b)	residential housing loans beyond Rs. 20 lakh at 1 per cent;

(c)	advances to specific sectors, i.e., personal loans (including credit card receivables), loans and advances qualifying as capital market exposures, Commercial real estate loans, and loans and advances to non-deposit taking systemically important non-banking financial companies (“NBFCs”) at 2 per cent;

(d)	all other advances not included in (a), (b) and (c) above, at 0.40 percent.

(ii) The provisions on standard assets should not be reckoned for arriving at net NPAs.

Sub-Standard Assets.

A general provision of 10.0% on total outstanding loans is required. The unsecured exposures which are identified as sub standard would be subject to an additional provision of 10.0% (i.e., a total of 20.0% on the outstanding balance).

Doubtful Assets.

A 100.0% provision is made against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realisable value determined by third party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 20.0% to 100.0% provision is required to be taken against the secured asset as follows:

•	Up to one year: 20.0% provision.

•	One to three years: 30.0% provision.

•	More than three years: 100.0% provision.

Loss Assets.

The entire asset is required to be written off or 100.0% of net liability is to be made at the Head Office.

Restructured Assets.

A provision is made equal to the net present value of the reduction in the rate of interest on the loan over its maturity.

In June 2006, the RBI issued prudential standards on the creation and utilisation of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The standards state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions in impaired accounts after obtaining approval from the Bank’s board of directors and with the prior permission of the RBI. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until the utilisation of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or, alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets. Further, floating provisions would not include specific voluntary provisions made by banks for advances at rates which are higher than the stipulated rates.

Prudential norms for off-balance sheet exposures of banks

RBI has in August 2008 issued prudential norms on off-balance sheet exposures of banks. These guidelines prescribe the methodologies to compute credit exposure, capital adequacy, provisioning for standard and non-performing exposures and asset classification of receivables in respect of interest rate and foreign exchange derivative transactions and gold.

These guidelines will come into effect from the financial year 2008-09. Banks will, however, have the option of complying with the additional capital and provisioning requirements, arising from these modifications, in a phased manner, over a period of four quarters, ending March 31, 2009.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a “non-recourse” basis only.

A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realisation. However, banks may sell specific financial assets with an agreement to share in any surplus realised by the asset reconstruction company in the future. Whilst each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

The RBI issued guidelines for the securitisation of standard assets in February 2006. The guidelines provide that for a transaction to be treated as a securitisation, a two stage process must be followed. In the first stage there must be pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the pool of assets to the third party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitisation structure, the isolation of assets or “true sale” from the seller or originator to the SPV is an essential prerequisite. Also, an arms-length relationship shall be maintained between the originator, the seller and the SPV.

Certain regulatory standards for capital adequacy, valuation, profit and loss on sale of assets, income recognition and provisioning for originators and service providers, like credit enhancers, liquidity support providers, underwriters and investors, and also the accounting treatment for securitisation transactions and disclosure standards have been prescribed. Quarterly reporting to the audit sub-committee of the Board of Directors by originating banks of the securitisation transactions has also been prescribed. Apart from banks, these guidelines are also applicable to financial institutions and non-banking financial companies.

Guidelines on Sale and Purchase of Non-Performing Assets

The RBI has issued detailed guidelines in July 2005 in respect of procedures for the purchase and sale of non-performing assets between banks, financial institutions and non-bank finance companies. The guidelines set out prudential norms that need to be complied with, in respect of valuation and pricing, asset classification and provisioning, accounting of recoveries, norms on capital adequacy, exposure norms and disclosure requirements.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern making loans by banks in India. The RBI issues directions covering the loan activities of banks. Important guidelines include norms for bank lending to non-bank financial companies, guidelines on banks benchmark prime-lending rate and norms for loans against shares.

Directed Lending

Priority Sector Lending

Prior to March 31, 2007, the RBI’s directed lending norms required commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, small-scale industry, small businesses and housing finance. Total priority sector advances were set at 40.0% of net bank credit with agricultural advances required to be 18.0% of net bank credit and advances to weaker sections required to be at 10.0% of the net bank credit, and 1.0% of the previous year’s total advances outstanding was required to be lent under the Differential Rate of Interest scheme. In April 2007, the RBI issued revised guidelines on lending to the priority sector. The RBI has linked the Priority sector lending targets are linked to adjusted net bank credit (net bank credit plus investments made by banks in non-statutory liquidity bonds included in the held to maturity category and excluding recapitalization bonds floated by the government) or the credit equivalent amount of off-balance sheet exposure, whichever is higher as of previous fiscal years.

Priority sectors include agriculture, small and micro enterprises, retail traders, micro credits, education and housing. The RBI also has set forth the minimum percentage of adjusted net bank credit that banks must direct to specific priority sectors. The minimum percentage of adjusted net bank credit that banks must direct to agriculture is 18.0% and to weaker sections of minority communities (as may be notified by the government of India from time to time) is 10.0%.

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

Exposure is the aggregate of:

•	approved credit exposure comprised of funded and non-funded credit limits;

•	investment exposure including underwriting and similar commitments; and

•	foreign exchange and derivative contracts at their replacement cost value.

Capital funds for determining the exposure ceilings comprise both Tier 1 and Tier 2 capital.

To ensure that exposures are evenly spread, the RBI requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodic review by the banks. We have fixed a ceiling of 12.0% on our exposure to any one industry and monitor our exposures accordingly.

Regulations Relating to Capital Market Exposure Limits

The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.

The aggregate exposure that a bank has to the capital markets in all forms (both fund and non-fund based) should not exceed 40.0% of its net worth (both for the stand-alone and the consolidated bank) as on March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to venture capital funds should not exceed 20.0% of its net worth (both for the stand-alone and the consolidated bank).

The following exposures are subject to the ceiling:

•	direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the fund assets of which is not exclusively invested in corporate debt;

•

advances against shares/bonds/debentures or other securities or advances without security to individuals for investment in shares (including in primary offerings and employee stock option plans), convertible bonds, convertible debentures, and units of equity-oriented mutual funds;

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security;

•	advances for any other purposes to the extent secured by collateral of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds;

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•	underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds;

•	financing to stockbrokers for margin trading; and

•	all exposure to venture capital funds (both registered and unregistered).

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0% of its net worth. A banks’ aggregate investment in subordinated bonds eligible for Tier 2 capital status issued by other banks or financial institutions are restricted up to 10.0% of the investing bank’s capital funds (Tier 1 plus Tier 2 capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status will attract a 100.0% risk weight for credit risk for capital adequacy purposes.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies. Investment in security receipts issued by securitization companies/reconstruction companies registered with the RBI, and in asset-backed securities or mortgage-backed securities carrying the minimum investment grade, are excluded from this limit. The guidelines do not cover investments in venture capital funds, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity.

Non-Performing Investments

The RBI has defined non-performing investments as those where principal or interest is unpaid for more than 90 days including preference shares where a fixed dividend is not paid. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested, will render those equity shares non-performing investments. If any credit facility availed of by the issuer is NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as NPI and vice versa.

Restrictions on Investments in a Single Company

No bank may, without prior RBI approval, hold shares in any company exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is lower.

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

There are guidelines for the amount and nature of investments that can be made in the “held to maturity” category. Securities in the “held to maturity” category would have to be valued at cost and any premium paid over face value would be amortized over the period of maturity of the instrument. Investment under the “held for trading” category cannot be held for more than 90 days.

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

Deposit Insurance

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

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The RBI has issued several guidelines relating to identification of depositors and has advised banks to put in place systems and procedures to control financial frauds, identify money laundering and suspicious activities, and monitor high value cash transactions. The RBI has also issued guidelines from time to time advising banks to be vigilant whilst opening accounts for new customers to prevent misuse of the banking system for perpetration of frauds.

The RBI issued a notification in November 2004 prescribing guidelines for Know Your Customer (“KYC”) and anti-money laundering procedures. Banks are required to have a customer acceptance policy laying down explicit criteria for acceptance of customers and defining risk parameters. A profile of the customers should be prepared based on risk categorisation. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship.

The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity.

In August 2005, the RBI has simplified the KYC procedure for opening accounts for those persons who intend to keep balances not exceeding Rs. 50,000 in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs. 100,000 in a year in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

In addition to keeping customer information confidential, banks must ensure that only information relevant to the perceived risk is collected and that the same is not intrusive in nature. Apart from addressing this concern the new guidelines set out in detail the framework to be adopted by banks as regards their customer dealings. The concerns remain substantially the same and are directed towards prevention of financial frauds and money laundering transactions.

In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act, 2002 (the “PML Act”) which came into effect 1 July 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.

The PML Act and the rules made thereunder stipulates that banking companies, financial institutions and intermediaries (together, the “Institutions”) shall maintain a comprehensive record of all their transactions, including the nature and value of such transactions. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, which is empowered to order confiscation of property where the authority is of the opinion that a crime as recognised under the PML Act has been committed. In addition the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio is currently at 9%. For this purpose, the following liabilities are not considered:

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

Statutory Liquidity Ratio

In addition to the cash reserve ratio, each bank is required to maintain in India a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India securities and state government securities. This is to maintain liquidity in the banking system. The percentage of this liquidity ratio is fixed by the RBI from time to time. Currently, the RBI requires banks to maintain a minimum liquidity ratio of 25.0% of their total demand and time liabilities which could be raised up to 40.0%. For this purpose the following liabilities are not considered:

•	any advance taken from the RBI or from certain other financial institutions; and

•	inter-bank liabilities to the extent of inter-bank assets.

Regulations on Asset Liability Management

At present, RBI regulations for asset liability management require banks to draw up two types of asset-liability gap statements separately for the rupee and for four major foreign currencies. These gap statements are prepared by scheduling all assets and liabilities according to the stated or anticipated re-pricing date or maturity date. These statements have to be submitted to the RBI on a periodic basis. The RBI has announced that banks should actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period as a risk control mechanism. Additionally, the RBI requires each bank to manage its asset-liability structure so that the negative liquidity gap in the one to 14 day and 15 to 28 day time periods does not exceed 20% of the cash outflows in those time periods.

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

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”). All branches should monitor all non-resident accounts to prevent money laundering. These transactions are regulated by the Foreign Exchange Management Act and The Prevention of Money Laundering Act, 2002.

In March 2006, in view of enhanced stability in India’s external and financial sectors and increased integration of the financial sector in the global economy, the RBI constituted a committee to set out a roadmap towards fuller capital account convertibility. The committee submitted its report in July 2006.

Overseas foreign currency borrowings by banks in India shall not exceed 25 percent of its unimpaired Tier 1 capital or USD 10 Million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

The following borrowings would continue to be outside the limit:

1. overseas borrowing by banks for the purpose of financing export credit subject to certain conditions prescribed by RBI;

2. capital funds raised or augmented by the issue of Innovative Perpetual Debt Instruments and Debt Capital Instruments in foreign currency; and

3. any other overseas borrowing with the specific approval of the Reserve Bank.

Requirements of the Banking Regulation Act

Prohibited Business

The Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25. 0% of the profits of each year before dividends. If there is an appropriation from the reserve, the bank is required to obtain prior permission from the RBI within 21 days, explaining the circumstances leading to such appropriation.

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

The government of India may, upon the recommendation of the RBI, exempt a bank from the restrictions on dividend payments.

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

•

net non-performing assets must be less than 7.0% of advances. In the event a bank does not meet the above capital adequacy norm, but has capital adequacy of at least 9.0% for the accounting year for which it proposes to declare a dividend, it would be eligible to declare a dividend, provided its net non-performing asset ratio is less than 5%;

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

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights in a poll in excess of 10.0% of total voting rights of all the shareholders of the banking company. Legislation recently introduced in the Indian parliament proposes to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company and allow banks to issue preference shares.

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

Penalties

The RBI may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and the RBI approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Secrecy Obligations

Our obligations relating to maintaining secrecy arise out of common law principles governing our relationship with our customers. We cannot disclose any information to third parties except under certain limited and clearly defined circumstances.

Subsidiaries and Other Investments

The Bank requires the prior permission of the RBI to incorporate a subsidiary. The Bank is required to maintain an “arms’-length” relationship in respect of its subsidiaries in regard to business parameters such as taking undue advantage in borrowing or lending funds, transferring or selling or buying securities at rates other than market rates, giving special consideration for securities transactions, in supporting or financing the subsidiary and financing its clients through them when it itself is not able or not permitted to do so. The Bank and its subsidiaries have to observe the prudential standards stipulated by the RBI, from time to time, in respect of its underwriting commitments. Pursuant to such prudential standards, the Bank’s underwriting or the underwriting commitment of its subsidiaries under any single obligation shall not exceed 15.0% of an issue.

The Bank also requires the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further investment by the Bank in a subsidiary, financial services company or financial institution cannot exceed 10.0% of its paid-up capital and reserves and its aggregate investments in all such companies and financial institutions put together cannot exceed 20.0% of its paid-up capital and reserves.

Guidelines for Merger/Amalgamation of Private Sector Banks

The RBI has issued detailed guidelines in May 2005 for the merger or amalgamation of private sector banks and for the amalgamation of a non-banking finance company with a banking company. The guidelines lay down the process for a merger proposal the determination of swap ratios, disclosures, the stages at which the board of directors will get involved in the merger process and norms of buying and selling of shares by the promoters before and during the merger process.

Appointment and Remuneration of the Chairman, the Managing Director and Other Directors

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

Regulations and Guidelines of the Securities and Exchange Board of India

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

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate, except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, by circular dated March 18, 2004 and more recently by circular dated September 26, 2007, resident Indians are now permitted to remit up to US$200,000 for any permissible current or capital account transaction or a combination of both.

Restrictions on Sale of the Equity Shares Underlying the ADSs and for Repatriation of Sale Proceeds

Under the laws of India, ADSs issued by Indian companies to non-residents have free transferability outside of India. Similarly, under the recent amendments to Indian regulations, no approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India, subject to reporting requirements and the applicable pricing formula in the case of shares not sold on an exchange.

The Ministry of Finance, government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares. Pursuant to the terms of the deposit agreement, an investor who surrenders ADRs and withdraws shares is permitted to redeposit such shares subject to the total issued ADRs and obtain ADRs at a later time.

Fungibility of ADRs

The RBI permits the re-conversion of shares of Indian companies into ADRs, subject to the following conditions:

•	the Indian company has issued ADRs;

•	the shares of the Indian company are purchased by a registered stockbroker in India in the name of the depository, on behalf of the non-resident investor who wishes to convert such shares into ADRs;

•	shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian of the ADRs of the Indian company and are deposited with the custodian;

•	the issuer company has authorized the custodian to accept shares from non-resident investors for reissuance of ADRs;

•	the number of shares so purchased does not exceed the ADRs converted into underlying shares, and are in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and

•	the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued thereunder from time to time.

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

The RBI has issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue, provided that the issuer is eligible to issue ADSs pursuant to the relevant scheme or notification issued by the Ministry of Finance or has the necessary approval from the Foreign Investment Promotion Board.

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

•

investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field as on January 12, 2005. However, prior FIPB approval will not be required in case of an investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0% or where the existing joint venture is defunct or sick;

•	investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity;

•	investment in industries for which industrial licensing is compulsory; and

•

all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code. However, as per a Press Note dated February 10, 2006 issued by the government of India, the prior permission of the FIPB would not be required for transfer of shares from residents to non-residents in the financial services sector or where the provisions of the Takeover Code apply or, in cases where approvals are required from the RBI, or the Insurance Regulatory and Development Authority.

Subject to certain exceptions, Foreign Direct Investment and investment by Non-Resident Indians in Indian companies does not require the prior approval of the FIPB or the RBI. The government has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no approval of the RBI is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The government has set up the Foreign Investment Implementation Authority, or the FIIA, in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

•

Foreign investors may own up to 74.0 % of the equity shares of an Indian company subject to compliance with guidelines issued by the RBI from time to time. This limit falls under the automatic route and does not require specific approval of the FIPB. It includes Foreign Direct Investment, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors and also by Non-Resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in HDFC Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents.

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

•

Under the portfolio investment scheme, foreign institutional investors, subject to registration with SEBI and the RBI, may hold in aggregate up to 24.0% of the paid-up equity capital of a company. Subject to a resolution of the board of directors and a special resolution of the shareholders this limit may be raised to relevant statutory cap of the total issued capital of the company that are not represented by ADSs; no single foreign institutional investor may own more than 10.0% of the total issued capital of the company; a corporate or individual sub-account of the foreign institutional investor may not hold more than 5.0% of the total issued capital of a company; a broad based sub-account may not hold more than 10.0% of the total issued capital of a company and no single Non-Resident Indian may own more than 5.0% of the total issued capital of the company. In addition, overseas corporate bodies are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

SEBI, through the SEBI (Foreign Institutional Investors) (Amendment) Regulations, 2004, which amended the Foreign Institutional Investors Regulations, has provided that, with effect from February 3, 2004, a foreign institutional investor or sub-account may issue, deal in or hold offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities that are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with the “know your client” requirement. A foreign institutional investor or sub-account is also to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity.

On October 25, 2007, SEBI issued a press release placing certain restrictions on the issuance of participatory notes. As a result, participatory notes can now only be issued to regulated entities. Also, foreign institutional investors and their sub-accounts cannot issue any participatory notes with derivatives as underlying securities and they are required to wind-up any such derivative instruments within 18 months of the date of the press release. In addition, sub-accounts of a foreign institutional investor cannot issue any further participatory notes.

Foreign institutional investors with existing participatory notes (not linked to underlying derivatives) whose notional value as a percentage of their assets under custody in India (“AUC”) is less than 40% on September 30, 2007 are permitted to issue such instruments at the annual rate of 5% of their AUC. SEBI has clarified that the 5% is applicable only until the total percentage reaches 40%, at which time the foreign institutional investor shall comply with the regulations applicable to foreign institutional investors at or above the 40% limit.

Foreign institutional investors with existing participatory notes (not linked to underlying derivatives) whose notional value as a percentage of their AUC is more than 40% are permitted to issue such instruments only against the cancellation, redemption or closing out of the existing participatory notes of at least equivalent amount.

SEBI, has further amended the Foreign Institutional Investor Regulations on May 22, 2008 whereby inter alia, SEBI has broadened the scope of who can apply in order to be granted a registration and the criteria that would be followed and has stated that a foreign institutional investor shall be responsible and liable for all acts of commission and omission of all its sub-accounts and other deeds and things done by such sub-accounts in their capacity as sub-accounts under these regulations. Further, SEBI has laid down conditions for issuance of offshore derivative instruments by foreign institutional investors.

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

ADDITIONAL INFORMATION

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and the copy charges. The SEC filings are also available to the public from commercial document retrieval services and at the internet website maintained by the SEC at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited:

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited (the “Bank”) as of March 31, 2007 and 2008, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2008. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of March 31, 2007 and 2008, and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

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

As discussed in Note 2 to the consolidated financial statements, the Bank adopted: (1) Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment”, effective April 1, 2006, which changed its method of accounting for stock-based compensation; (2) Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes effective April 1, 2007, which changes the accounting for uncertain tax positions. Also, as discussed in Note 21 to the consolidated financial statements, effective March 31, 2007, the Bank adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which changed its method of accounting and pension and postretirement benefits.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 23, 2008 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

/s/ Deloitte Haskins & Sells
Chartered Accountants
Mumbai, India
September 23, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of

HDFC Bank Limited:

We have audited the Internal Control over Financial Reporting of HDFC Bank Limited (the Bank) as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

An entity’s internal control over financial reporting is a process designed by, or under the supervision of, the entity’s principal executive and principal financial officers, or persons performing similar functions, and effected by the entity’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2008 of the Bank and our report dated September 23, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells
Chartered Accountants
Mumbai, India
September 23, 2008

HDFC BANK LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of March 31, 2007 and 2008

	As of March 31,
	2007		2008		2008
	(In millions except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	80,546.4	Rs.	147,208.0	US$	3,678.4
Term placements		12,815.8		5,917.6		147.9
Investments held for trading, at fair value		4,284.1		113,557.8		2,837.5
Investments available for sale, at fair value (includes restricted investments of Rs. 119,824.7 and Rs. 222,280.8 (US$ 5,554.2) respectively)		304,241.1		419,008.8		10,470.0
Securities purchased under agreements to resell		—		2,405.7		60.1
Loans (net of allowance of Rs. 8,014.5 and Rs. 12,736.0 (US$ 318.4 ) respectively)		536,730.9		715,345.3		17,874.7
Accrued interest receivable		15,742.9		11,297.7		282.3
Property and equipment, net		10,397.6		13,961.5		348.9
Other assets		48,427.1		79,286.5		1,981.2

Total assets	Rs.	1,013,185.9	Rs.	1,507,988.9	US$	37,681.0

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	484,542.9	Rs.	718,646.9	US$	17,957.2
Non-interest-bearing deposits		197,805.1		287,263.2		7,178.0

Total deposits		682,348.0		1,005,910.1		25,135.2
Securities sold under repurchase agreements		10,500.0		44,000.0		1,099.5
Short-term borrowings (including current portion of long term debt)		95,762.2		129,477.6		3,235.3
Accrued interest payable		17,035.7		16,742.3		418.3
Long-term debt (excluding current portion)		33,311.7		32,685.1		816.7
Accrued expenses and other liabilities		108,398.6		159,466.5		3,984.7

Total liabilities		947,356.2		1,388,281.6		34,689.7

Commitments and contingencies (See Note 25)
Minority interest		321.6		462.0		11.5

Shareholders’ equity:
Equity shares: par value—Rs. 10 each; authorized 450,000,000 shares and 550,000,000 shares; issued and outstanding 319,389,608 shares and 354,432,920 shares, respectively		3,193.9		3,544.3		88.6
Additional paid in capital		30,226.6		70,675.5		1,766.0
Retained earnings		24,503.3		31,065.7		776.3
Statutory reserve		11,218.2		15,193.7		379.7
Accumulated other comprehensive income (loss)		(3,633.9)		(1,233.9)		(30.8)

Total shareholders’ equity		65,508.1		119,245.3		2,979.8

Total liabilities and shareholders’ equity	Rs.	1,013,185.9	Rs.	1,507,988.9	US$	37,681.0

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For each of the years ended March 31, 2006, 2007 and 2008

	Years ended March 31,
	2006		2007		2008		2008
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	28,853.8	Rs.	46,823.5	Rs.	72,595.9	US$	1,814.1
Trading securities		195.6		1,148.2		3,449.3		86.2
Available for sale securities, including dividend		12,969.6		19,408.0		25,261.4		631.2
Other		1,509.0		2,681.9		2,943.1		73.5

Total interest and dividend revenue		43,528.0		70,061.6		104,249.7		2,605.0

Interest expense:
Deposits		15,590.1		26,175.9		42,667.1		1,066.1
Short-term borrowings		3,469.7		4,800.4		4,093.6		102.3
Long term debt		562.0		2,164.8		2,646.0		66.1
Other		—		4.0		7.3		0.2

Total interest expense		19,621.8		33,145.1		49,414.0		1,234.7

Net interest revenue		23,906.2		36,916.5		54,835.7		1,370.3
Provision for credit losses		5,032.0		8,250.3		13,367.7		334.0

Net interest revenue after provision for credit losses		18,874.2		28,666.2		41,468.0		1,036.3

Non-interest revenue, net:
Fees and commissions		10,949.6		13,371.9		18,443.1		460.9
Trading securities gains (losses), net		(44.8)		(134.7)		243.3		6.1
Realized gain (losses) on sales of available for sale securities, net		420.3		(456.9)		168.4		4.2
Foreign exchange transaction gains		994.0		1,903.5		1,445.0		36.1
Derivative transaction gains (losses), net		(402.9)		165.1		(1,054.9)		(26.4)
Other, net		231.7		150.8		1,101.7		27.5

Total non-interest revenue, net		12,147.9		14,999.7		20,346.6		508.4

Total revenue, net		31,022.1		43,665.9		61,814.6		1,544.7

Non-interest expense:
Salaries and staff benefits		5,420.9		11,430.6		19,169.6		479.0
Premises and equipment		3,125.9		4,130.5		4,729.3		118.2
Depreciation and amortization		1,812.1		2,273.3		2,816.0		70.4
Administrative and other		7,487.9		9,591.7		15,546.9		388.5

Total non-interest expense		17,846.8		27,426.1		42,261.8		1,056.1

Income before income tax expense		13,175.3		16,239.8		19,552.8		488.6
Income tax expense		3,965.7		5,142.9		6,307.6		157.6

Net income before minority interest	Rs.	9,209.6	Rs.	11,096.9	Rs.	13,245.2	US$	331.0
Minority interest		22.5		57.2		91.0		2.3

Net income	Rs.	9,187.1	Rs.	11,039.7	Rs.	13,154.2	US$	328.7

Per share information: (See Note: 28)
Earnings per equity share—basic	Rs.	29.45	Rs.	35.10	Rs.	38.24	US$	0.96
Earnings per equity share—diluted	Rs.	29.08	Rs.	34.60	Rs.	37.75	US$	0.94
Per ADS information (where 1 ADS represents 3 shares): (See Note 28)
Earnings per ADS—basic	Rs.	88.36	Rs.	105.30	Rs.	114.72	US$	2.87
Earnings per ADS—diluted	Rs.	87.24	Rs.	103.80	Rs.	113.25	US$	2.83

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the years ended March 31, 2006, 2007 and 2008

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Cash flows from operating activities:
Net income	Rs.	9,187.1	Rs.	11,039.7	Rs.	13,154.2	US$	328.7
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		5,032.0		8,250.3		13,367.7		334.0
Depreciation and amortization		1,812.1		2,273.3		2,816.0		70.4
Amortization of deferred stock based compensation		46.6		—		—		—
Amortization of deferred acquisition costs		1,523.2		3,597.1		2,916.5		72.9
Amortization of premium (discount) on investments		2,462.5		2,051.4		2,642.2		66.0
Other than temporary impairment of investment		714.3		105.9		211.3		5.3
Provision for deferred income taxes		455.2		(675.9)		(2,354.7)		(58.8)
Share based compensation expense		—		976.3		1,667.4		41.7
(Gain) loss on securitization of loans		31.3		(52.5)		(13.3)		(0.3)
Net realized (gain) loss on sale of available for sale securities		(420.3)		456.9		(379.7)		(9.5)
(Gain) loss on disposal of property and equipment, net		(2.7)		10.5		(7.3)		(0.2)
Net change in:
Investments held for trading		(1,667.1)		(1,338.5)		(109,273.7)		(2,730.5)
Accrued interest receivable		(3,750.6)		(7,080.2)		4,445.2		111.1
Other assets		(12,162.5)		(25,813.5)		(29,766.6)		(743.8)
Accrued interest payable		2,421.1		8,771.6		(293.4)		(7.4)
Accrued expense and other liabilities		26,933.9		31,256.7		51,208.3		1,279.6

Net cash provided by operating activities		32,616.1		33,829.1		(49,659.9)		(1,240.9)

Cash flows from investing activities:
Net change in term placements		(1,544.2)		(2,572.1)		6,898.2		172.4
Purchase of subsidiary		155.8		—		—		—
Activity in available for sale securities:
Purchases		(170,373.4)		(214,645.5)		(259,919.0)		(6,494.7)
Proceeds from sales		62,820.2		156,310.3		73,274.8		1,831.0
Maturities, prepayments and calls		33,299.5		22,625.1		73,069.7		1,825.8
Net change in repurchase options and reverse repurchase options		(4,200.0)		14,700.0		31,094.3		777.0
Proceeds from loans securitized		19,733.3		6,535.8		2,913.9		72.8
Loans purchased		(8,952.3)		(16,382.1)		(15,076.5)		(376.7)
Repayments on loans purchased		5,216.0		7,482.8		14,306.5		357.5
Increase in loans originated, net of principal collections		(159,840.8)		(147,290.9)		(197,034.3)		(4,923.4)
Additions to property and equipment		(3,752.9)		(3,245.1)		(6,470.4)		(161.7)
Proceeds from sale or disposal of property and equipment		51.5		20.7		97.8		2.4

Net cash used in investing activities		(227,387.3)		(176,461.0)		(276,845.0)		(6,917.6)

Cash flows from financing activities:
Net increase in deposits		193,762.9		125,042.6		323,562.1		8,085.0
Net increase (decrease) in short-term borrowings		13,597.6		20,667.0		34,005.2		849.7
Proceeds from issuance of debt		12,020.0		16,806.0		—		—
Repayments of debt		(19.5)		(1,104.4)		(916.4)		(22.9)
Proceeds from issuance of equity shares for options exercised		625.8		2,540.2		1,292.3		32.3
Proceeds from issuance of shares		—		—		37,839.6		945.5
Payment of dividends and dividend tax		(1,597.1)		(1,967.4)		(2,616.3)		(65.4)

Net cash provided by financing activities		218,389.7		161,984.0		393,166.5		9,824.2

Net change in cash and cash equivalents		23,618.5		19,352.1		66,661.6		1,665.7
Cash and cash equivalents, beginning of year		37,575.8		61,194.3		80,546.4		2,012.7

Cash and cash equivalents, end of year	Rs.	61,194.3	Rs.	80,546.4	Rs.	147,208.0	US$	3,678.4

Supplementary cash flow information:
Interest paid	Rs.	17,200.7	Rs.	24,373.5	Rs.	49,707.4	US$	1,242.1
Income taxes paid	Rs.	5,421.6	Rs.	4,150.0	Rs.	8,376.0	US$	209.3

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For each of the years ended March 31, 2006, 2007 and 2008

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Advance Received Pending Allotment Of Shares		Retained Earnings		Statutory Reserve		Deferred Stock-Based Compensation		Accumulated Other Comprehensive Income (loss)		Comprehensive income		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2005	309,875,308	Rs.	3,098.7	Rs.	25,789.2	Rs.	423.3	Rs.	12,871.6	Rs.	6,187.6	Rs.	(66.1)	Rs.	1,033.7			Rs.	49,338.0
Shares issued upon exercise of options	3,267,100		32.7		1,016.5		(423.3)												625.9
Dividends, including dividend tax									(1,597.1)										(1,597.1)
Amortization of deferred stock-based compensation													46.6						46.6
Transfer to statutory reserve									(2,177.0)		2,177.0								—
Net income									9,187.1							Rs.	9,187.1		9,187.1
Unrealized gain reclassified to earnings [net of tax Rs (40.9)]															(80.6)		(80.6)		(80.6)
Change in the unrealized net gain on available for sale securities [net of tax Rs. (1142.8) ]															(2,252.4)		(2,252.4)		(2,252.4)
Comprehensive income																Rs.	6,854.1

Balance at March 31, 2006	313,142,408	Rs.	3,131.4	Rs.	26,805.7	Rs.	—	Rs.	18,284.6	Rs.	8,364.6	Rs.	(19.5)	Rs.	(1,299.3)			Rs.	55,267.5

Shares issued upon exercise of options	6,247,200		62.5		2,477.7														2,540.2
Dividends, including dividend tax									(1,967.4)										(1,967.4)
Adjustment on initial application of FAS 123 (R)					(33.1)								19.5						(13.6)
Transfer to statutory reserve									(2,853.6)		2,853.6								—
Net income									11,039.7							Rs.	11,039.7		11,039.7
Unrealized loss reclassified to earnings [net of tax Rs. 192.3]															378.9		378.9		378.9
Change in the unrealized net gain on available for sale securities[net of tax Rs. (1,365.0) ]															(2,690.6)		(2,690.6)		(2,690.6)
Share based compensation					976.3														976.3
Application of FAS 158, [net of tax Rs. (11.6)]															(22.9)				(22.9)
Comprehensive income																Rs.	8,728.0

Balance at March 31, 2007	319,389,608	Rs.	3,193.9	Rs.	30,226.6	Rs.	—	Rs.	24,503.3	Rs.	11,218.2	Rs.	—	Rs.	(3,633.9)			Rs.	65,508.1

Shares issued upon exercise of options	1,677,800		16.8		1,275.5														1,292.3
Shares issued in public offering	19,783,512		197.8		23,740.8														23,938.6
Shares issued on preferential basis	13,582,000		135.8		13,765.2														13,901.0
Dividends, including dividend tax									(2,616.3)										(2,616.3)
Transfer to statutory reserve									(3,975.5)		3,975.5								—
Net income									13,154.2								13,154.2		13,154.2
Unrealized loss reclassified to earnings [net of tax Rs. 117.3]															227.7		227.7		227.7
Change in the unrealized net loss on available for sale securities, [net of tax Rs. 1,144.6]															2,172.3		2,172.3		2.172.3
Share based compensation					1,667.4														1,667.4
Comprehensive income																Rs.	15,554.2

Balance at March 31, 2008	354,432,920	Rs.	3,544.3	Rs.	70,675.5	Rs.	—	Rs.	31,065.7	Rs.	15,193.7	Rs.	—	Rs.	(1,233.9)			Rs.	119,245.3

Balance at March 31, 2008	354,432,920	US$	88.6	US$	1,766.0	US$	—	US$	776.3	US$	379.7	US$	—	US$	(30.8)			US$	2,979.8

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Bank

HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulations Act, 1949. The Bank’s shares are listed on the Bombay Stock Exchange Ltd., The National Stock Exchange of India Limited and its ADSs are listed on the New York Stock Exchange.

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 23.3 % of the Bank’s equity as of March 31, 2008. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

During the current fiscal, the Bank allotted to HDFC Limited, the Bank’s largest shareholder, a further 13.582 million shares on a preferential basis at a price of Rs. 1,023.49 per share. The Bank also issued 6,594,504 American Depository Shares (ADS) representing 19,783,512 equity shares at a price of US$ 92.10 per ADS. The total number of shares issued pursuant to exercise of stock options during the period is 1.678 million shares.

On March 27, 2008, the shareholders of the Bank accorded their consent to a scheme of amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited. The shareholders of the Bank approved the issuance of one equity share of Rs. 10/- each of HDFC Bank Limited for every twenty nine equity shares of Re. 1/- each held in Centurion Bank of Punjab Limited. The shareholders also accorded their consent to issue equity shares and/or warrants convertible into equity shares at the rate of Rs. 1,530.13 each to HDFC and/or other promoter group companies on preferential basis. The Shareholders of the Bank also approved an increase in the authorized capital from Rs. 4,500 million to Rs. 5,500 million. Necessary regulatory approvals in regard to the said matters have been received. As per Reserve Bank of India (RBI) order dated May 20, 2008 the scheme of amalgamation is effective from May 23, 2008.

On June 24, 2008 the Share Allotment Committee of the Bank approved the allocation of 69,883,956 equity shares of Rs. 10/- each to the shareholders of Centurion Bank of Punjab Limited pursuant to the share swap ratio of one (1) equity share of Rs. 10/- each of HDFC Bank Limited for every twenty nine (29) equity shares of Re. 1/- each held in Centurion Bank of Punjab Ltd. by them as on the record date viz. June 16, 2008. Pursuant to the shareholders consent accorded on March 27, 2008 the Bank issued 26,200,220 warrants to HDFC Limited on a preferential basis during the quarter ended June 30, 2008.

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

2. Summary of Significant Accounting Policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. Income from investments in other companies is recognized when dividends are received. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46 (R)). All significant inter-company accounts and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees and derivative financial instruments, and the presentation format and disclosures of the financial statements and related notes.

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

All other securities including mortgage and asset-backed securities are actively managed as part of the Bank’s treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.

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

j. Sales/Transfer of receivables

The Bank sells finance receivables to qualifying special purpose entities (“QSPEs”) in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these QSPEs, cash collateral and other credit and liquidity enhancements. Securitized receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings. The Bank also enters into securitisation transactions, which are similar to asset-backed securitization transactions through the QSPE route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates.

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

k. Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of fixed assets on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Buildings	1.63%
Leasehold improvements	Lower of asset life or period of lease
ATMs	12.50%
Very small aperture terminals (“VSATs”)	10.00%
Office equipment	16.21%
Computer equipment	33.33%
Automobiles	25.00%
Software and system development expenditure	25.00%
Assets at the residence of executives of the Bank	25.00%
Point of Sales (POS) Terminals	20.00%

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

Effective April 1, 2007, the Bank adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax.

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

Until March 31, 2006 had compensation cost for the Bank’s stock option plans been determined based on the fair value approach, the Bank’s net income and earnings per share for fiscal 2006 would have been as per the proforma amounts indicated below:

		Year ended March 31, 2006
		(In millions, except per share amounts)
Net Income:	As reported	Rs.	9,187.1
Add: Stock-based employee compensation expense included in net income	As reported		46.6
Less: Stock-based compensation expense determined under fair value based method:	Pro forma		(1,276.5)

Net Income:	Pro forma	Rs.	7,957.2

Basic earnings per share	As reported	Rs.	29.45
	Pro forma		25.51
Diluted earnings per share	As reported	Rs.	29.08
	Pro forma		25.19
Basic earnings per ADS	As reported	Rs.	88.36
	Pro forma		76.53
Diluted earnings per ADS	As reported	Rs.	87.24
	Pro forma		75.56

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

v. (i) Recently issued accounting pronouncements not yet effective

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The bank does not expect the application of the standard will have a significant impact on the bank’s future financial position or results of operation.

In February, 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (including an amendment of FASB Statement No. 115). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The unrealized gains and losses on items for which the fair value option has been elected is to be reported in earnings. SFAS 159 is effective from an entity’s fiscal year beginning after November 15, 2007. The bank does not expect the application of the standard will have a significant impact on the bank’s future financial position or results of operation.

On November 5, 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings” (SAB 109). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for the Bank’s loan commitments measured at fair value through earnings which are issued or modified in fiscal quarters beginning after December 15, 2007. The Bank does not expect the application of the staff’s view to have a significant impact on the Bank’s future financial position or results of operation.

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141R applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008. Early adoption is not permitted.

On December 4, 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160). SFAS 160 an amendment of ARB 51- Consolidated Financial Statements requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is not permitted. We are currently evaluating the impact, if any, that the future application of this pronouncement may have on our financial statements.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. This Statement expands the disclosure requirements in Statement 133 about an entity’s derivative instruments and hedging activities. Such disclosures, as well as existing Statement 133 required disclosures, generally will need to be presented for every annual and interim reporting period for which a statement of financial position and a statement of financial performance are presented. SFAS 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

In May 2008, the FASB issued SFAS 163, “Accounting for Financial Guarantee Insurance Contracts an interpretation of FASB Statement No. 60-Accounting and Reporting by Insurance Enterprise”. The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts issued by enterprises included within the scope of Statement 60. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Bank is currently evaluating the potential impact of adopting the statement.

(ii) Recently Adopted Accounting Standards

Effective April 1, 2007, the Bank adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions considered or to be considered in income tax returns. Refer note 19 for additional information relating to impact of adoption of FIN 48.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment to SFAS Statement No. 140” to simplify accounting for separately recognized servicing assets and servicing liabilities. Additionally, SFAS No. 156 applies to all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, although early adoption is permitted. An entity is to apply the requirements for recognition and initial measurement of servicing assets and servicing liabilities prospectively to all transactions after the effective date of this Statement. The Bank adopted SFAS No. 156 on April 1, 2007 with no material impact on the financial statements.

In February 2006, the FASB issued SFAS No. 155 “Accounting for Certain Hybrid Instruments” which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative and would otherwise require bifurcation in accordance with FAS 133. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in financial years beginning after September 15, 2006. We adopted SFAS No. 155 on April 1, 2007, with no material impact on our financial statements.

w. Convenience translation

The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2008 have been translated into U.S. dollars at U.S.$1.00 = Rs. 40.02 based on the noon buying rate for cable transfers on March 31, 2008 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2007 and 2008 include balances of Rs. 44,359.7 million, Rs. 116,130.9 million respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 7 years.

5. Investments, held for trading

The portfolio of trading securities at March 31, 2007 and 2008 is as follows:

	As of March 31, 2007
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	1,639.3	Rs.	3.5	Rs.	5.0	Rs.	1,637.8

Total Debt Securities		1,639.3		3.5		5.0		1,637.8
Mutual fund units		2,644.2		2.5		0.4		2,646.3

Total	Rs.	4,283.5	Rs.	6.0	Rs.	5.4	Rs.	4,284.1

	As of March 31, 2008
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	12,572.9	Rs.	3.3	Rs.	41.1	Rs.	12,535.1
Securities issued by Government of India sponsored institutions		4,835.1		3.3		31.4		4,807.0
Securities issued by State government sponsored institutions		0.6		—		—		0.6
Deposit Certificates issued by banks		3,795.1		—		—		3,795.1

Total Debt Securities		21,203.7		6.6		72.5		21,137.8
Equity securities		89.9		2.1		3.8		88.2
Mutual fund units		92,328.8		3.0		—		92,331.8

Total	Rs.	113,622.4	Rs.	11.7	Rs.	76.3	Rs.	113,557.8

Total	US$	2,839.1	US$	0.3	US$	1.9	US$	2,837.5

6. Investments, available for sale

The portfolio of available for sale securities at March 31, 2007 and 2008 is as follows:

	As of March 31, 2007
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	234,077.0	Rs.	319.8		Rs. 5,182.8	Rs.	229,214.0
Securities issued by Government of India sponsored institutions		29,517.3		104.5		462.4		29,159.4
State government securities		447.4		—		19.5		427.9
Securities issued by state government sponsored institutions		716.8		—		7.9		708.9
Credit substitutes (See Note 8)		6,893.0		21.0		155.0		6,759.0
Other corporate/financial institution bonds		749.0		—		12.2		736.8

Debt securities		272,400.5		445.3		5,839.8		267,006.0
Mortgage-backed securities		14,801.3		88.7		175.6		14,714.4
Asset-backed securities		22,365.7		24.8		164.5		22,226.0
Equity securities		173.3		126.6		15.2		284.7
Mutual fund units		10.0		—		—		10.0

Total	Rs.	309,750.8	Rs.	685.4	Rs.	6,195.1	Rs.	304,241.1

Securities with gross unrealized losses							Rs.	240,292.1
Securities with gross unrealized gains								63,949.0

							Rs.	304,241.1

	As of March 31, 2008
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	351,042.5	Rs.	481.8	Rs.	2,516.5	Rs.	349,007.8
Securities issued by Government of India sponsored institutions		22,315.6		22.4		79.1		22,258.9
State government securities		434.5		—		10.7		423.8
Securities issued by state government sponsored institutions		406.6		0.1		5.4		401.3
Credit substitutes (See Note 8)		5,059.2		20.1		32.4		5,046.9
Other corporate/financial institution bonds		460.3		15.5		1.9		473.9
Deposit Certificates issued by banks		12,157.9		—		—		12,157.9

Debt securities		391,876.6		539.9		2,646.0		389,770.5
Mortgage-backed securities		11,526.3		204.5		87.4		11,643.4
Asset-backed securities		17,324.5		109.0		21.8		17,411.7
Equity securities		173.2		—		1.5		171.7
Mutual fund units		10.0		1.5		—		11.5

Total	Rs.	420,910.6	Rs.	854.9	Rs.	2,756.7	Rs.	419,008.8

Total	US$	10,519.5	US$	29.4	US$	68.9	US$	10,470.0

Securities with gross unrealized losses							Rs.	239,055.5
Securities with gross unrealized gains								179,953.3

							Rs.	419,008.8

							US$	10,470.0

Investments include Rs. 119,824.7 million as of March 31, 2007 and Rs. 222,280.8 million (US$ 5,554.2 million) as of March 31, 2008 respectively, which have been kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS). These have been kept with the Clearing Corporation of India Limited and RBI.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near term prospects of the issuer, and the Bank’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 211.3 million (US$ 5.3 million) (previous year Rs. 105.9 million) as other than temporary impairment in fiscal 2008. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2008 are temporary in nature. The Bank’s review of impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other-than temporary impairment; and

•	documentation of the results of these analysis, as required under business policies.

The gross unrealized losses and fair value of available for sale securities at March 31, 2008 is as follows:

	As of March 31, 2008
	Less Than 12 Months				12 Months or Greater
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
	(In millions)
Government of India securities	Rs.	0.3	Rs.	—	Rs.	207,337.4	Rs.	2,516.5
Securities issued by Government of India sponsored institutions		6,497.5		23.0		12,149.5		56.1
State government securities		—		—		423.2		10.7
Securities issued by state government sponsored institutions		—		—		396.5		5.4
Credit substitutes (See Note 8)		—		—		2,923.3		32.4
Other corporate/financial institution bonds		—		—		304.5		1.9

Debt securities		6,497.8		23.0		223,534.4		2,623.0
Mortgage-backed securities		245.8		7.8		5,752.0		79.6
Asset-backed securities		284.4		8.8		2,741.1		13.0
Equity securities		—		1.5		—		—

Total	Rs.	7,028.0	Rs.	41.1	Rs.	232,027.5	Rs.	2,715.6

Total	US$	175.6	US$	1.0	US$	5,797.8	US$	67.9

The contractual residual maturity of available for sale debt securities as of March 31, 2008 is set out below:

	As of March 31, 2008
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	52,156.4	Rs.	52,071.7	US$	1,301.1
Over one year through five years		230,004.7		228,942.1		5,720.7
Over five years through ten years		64,488.3		64,064.4		1,600.8
Over ten years		45,227.2		44,692.3		1,116.8

Total	Rs.	391,876.6	Rs.	389,770.5	US$	9,739.4

AFS investments of Rs. 229,641.9 million and Rs. 349,431.6 million as of March 31, 2007 and March 31, 2008, respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.

Gross realized gains and gross realized losses from sales of such securities and dividends and Interest on available for sale securities are set out below:

	Year ended March 31,
	2006		2007		2008		2008
	(In millions)
Gross realized gains on sale	Rs.	694.3	Rs.	297.6	Rs.	522.3	US$	13.0
Gross realized losses on sale		(274.0)		(754.5)		(353.9)		(8.8)

Realized gains (losses), net		420.3		(456.9)		168.4		4.2
Dividends and interest		12,969.6		19,408.0		25,261.4		631.2

Total	Rs.	13,389.9	Rs.	18,951.1	Rs.	25,429.8	US$	635.4

7. Investments, held to maturity

There were no HTM securities as of March 31, 2007 and March 31, 2008.

Under Indian GAAP transfer from HTM portfolio to AFS portfolio are permitted by RBI regulations once every year and the Bank has made transfers in accordance with the regulations. However the Bank has not established a HTM portfolio under US GAAP and therefore the investment classification made under U.S. GAAP and Indian GAAP varies materially.

8. Credit Substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2007 and March 31, 2008 are as follows:

	As of March 31,
	2007			2008
	Amortized Cost		Fair Value	Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	6,415.5	Rs. 6,382.4	Rs.	4,656.2	Rs.	4,645.0
Preferred shares		378.1	277.2		53.2		52.1
Commercial paper		99.4	99.4		349.8		349.8

Total	Rs.	6,893.0	Rs. 6,759.0	Rs.	5,059.2	Rs.	5,046.9

				US$	126.4	US$	126.1

The bank has no credit substitutes in the held to maturity category.

The fair values of credit substitutes have been analyzed as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Performing	Rs.	6,759.0	Rs.	5,046.9	US$	126.1
Impaired—gross balance		95.4		5.1		0.1
Less amounts provided for other than temporary impairments		(95.4)		(5.1)		(0.1)

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	6,759.0	Rs.	5,046.9	US$	126.1

Impaired credit substitutes as of March 31, 2007 and March 31, 2008:

	As of March 31,
	2007		2008		2008
	(In millions)
Gross impaired credit substitutes:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		95.4		5.1		0.1

Total	Rs.	95.4	Rs.	5.1	US$	0.1

Gross impaired credit substitutes by industry:
—Electronics	Rs.	95.4	Rs.	—	US$	—
—Drugs and Pharmaceuticals		—		5.1		0.1

Total	Rs.	95.4	Rs.	5.1	US$	0.1

Average impaired credit substitutes	Rs.	95.4	Rs.	50.3	US$	1.3

Interest foregone on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	—	Rs.	—	US$	—

As of March 31, 2008, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

9. Repurchase and Resale Agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resale

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2007 and March 31, 2008 are Rs. Nil, and Rs. 2,405.7 million respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately from investments and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2007 and March 31, 2008 are Rs. 10,500.0 million and Rs. 44,000.0 million respectively.

10. Loans

Loan balances include Rs. 68,094.0 million and Rs. 84,877.1 million as of March 31, 2007 and March 31, 2008 for assets which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2007 and March 31, 2008 are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Retail Loans:
Auto loans	Rs.	87,701.2	Rs.	132,145.2	US$	3,302.0
Commercial vehicle and construction equipment finance		52,070.6		67,864.5		1,695.8
Personal loans		57,370.6		71,900.1		1,796.6
Loans against securities		12,720.3		13,355.7		333.7
Two-wheeler loans		22,340.1		18,734.7		468.1
Retail business banking		54,374.4		86,053.8		2,150.3
Credit cards		20,104.9		31,566.1		788.8
Other retail loans		11,924.0		19,692.3		492.1

Subtotal	Rs.	318,606.1	Rs.	441,312.4	US$	11,027.4

Wholesale loans:
Working capital finance	Rs.	76,421.6	Rs.	118,766.9	US$	2,967.7
Term loans		149,717.7		168,002.0		4,198.0

Sub total	Rs.	226,139.3	Rs.	286,768.9	US$	7,165.7

Gross loans		544,745.4		728,081.3		18,193.1
Less: Allowance for credit losses		8,014.5		12,736.0		318.4

Total	Rs.	536,730.9	Rs.	715,345.3	US$	17,874.7

The contractual residual maturity of gross loans as of March 31, 2008 is set out below:

	As of March 31, 2008
	Working Capital Finance		Term Loans		Retail Loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	68,427.9	Rs.	106,632.4	Rs.	169,784.5	Rs.	344,844.8
Over one year through five years		50,339.0		50,549.4		256,124.2		357,012.6
Over 5 years		—		10,820.2		15,403.7		26,223.9

Total gross loans	Rs.	118,766.9	Rs.	168,002.0	Rs.	441,312.4	Rs.	728,081.3

	US$	2,967.7	US$	4,198.0	US$	11,027.4	US$	18,193.1

Gross loans analyzed by performance are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Performing	Rs.	538,489.8	Rs.	719,252.0	US$	17,972.5
Impaired		6,255.6		8,829.3		220.6

Total gross loans	Rs.	544,745.4	Rs.	728,081.3	US$	18,193.1

Impaired loans as of March 31, 2007 and March 31, 2008 by facility are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Retail loans	Rs.	4,785.7	Rs.	7,446.1	US$	186.1
Wholesale loans		1,469.9		1,383.2		34.6

Gross impaired loans		6,255.6		8,829.3		220.7
Less: Specific allowance for credit losses		4,224.2		5,841.6		146.0

Impaired loans, net of specific allowance	Rs.	2,031.4	Rs.	2,987.7	US$	74.7

Gross impaired loans:
—without valuation allowance	Rs.	2,031.4	Rs.	2,987.7	US$	74.7
—with valuation allowance		4,224.2		5,841.6		146.0

Total	Rs.	6,255.6	Rs.	8,829.3	US$	220.7

Gross impaired loans:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		6,255.6		8,829.3		220.7

Total	Rs.	6,255.6	Rs.	8,829.3	US$	220.7

Gross impaired loans by industry:
—Automotive	Rs.	642.9	Rs.	642.9	US$	16.1
—Land Transport		266.7		1,226.9		30.7
—Others (none > than 5% of impaired loans)		5,346.0		6,959.5		173.9

Total	Rs.	6,255.6	Rs.	8,829.3	US$	220.7

Summary information relating to impaired loans as of March 31, 2006, 2007 and 2008 is as follows:

	As of March 31,
	2006		2007		2008		2008
	(In millions)
Average impaired loans, net of allowance	Rs.	1,085.1	Rs.	1,805.1	Rs.	2,509.6	US$	62.7
Interest foregone on impaired loans	Rs.	208.5	Rs.	198.3	Rs.	207.0	US$	5.2
Interest income recognized on impaired loans	Rs.	5.3	Rs.	15.9	Rs.	14.6	US$	0.4
Interest income recognized on impaired loans on a cash basis	Rs.	5.3	Rs.	15.9	Rs.	14.6	US$	0.4

As of March 31, 2008, the Bank had no additional funds committed to borrowers whose loans were impaired.

Changes in the allowance for credit losses are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Specific allowance for credit losses, beginning of period	Rs.	3,204.6	Rs.	4,224.2	US$	105.5
Gross provision for credit losses		6,980.8		10,361.8		258.9
Allowance no longer required due to:
Cash recoveries		(72.1)		(98.2)		(2.4)
Write-offs		(5,889.1)		(8,646.2)		(216.0)

Specific allowance for credit losses, end of period	Rs.	4,224.2	Rs.	5,841.6	US$	146.0

Unallocated allowance for credit losses, beginning of period		2,448.7		3,790.3		94.7
Additions during the period		1,341.6		3,104.1		77.7

Unallocated allowance for credit losses, end of period		3,790.3		6,894.4		172.4

Total allowance for credit losses, end of period	Rs.	8,014.5	Rs.	12,736.0	US$	318.4

Interest and fees on loans by facility are as follows:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Wholesale	Rs.	13,989.4	Rs.	17,161.5	Rs.	25,801.9	US$	644.7
Retail loans		14,864.4		29,662.0		46,794.0		1,169.4

Total	Rs.	28,853.8	Rs.	46,823.5	Rs.	72,595.90	US$	1,814.1

11. Sales/Transfer of receivables

The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to QSPEs for sales that were completed during the years ended March 31, 2006, March 31, 2007 and March 31, 2008:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Sale consideration from new securitizations/transfer	Rs.	19,733.3	Rs.	6,535.8	Rs.	2,913.9	US$	72.8
Less: Book value of finance receivables derecognized		19,752.9		6,467.1		2,900.6		72.5
Less: Estimated costs of servicing		11.7		16.2		—		—

Pre-tax gains(loss) on securitizations	Rs.	(31.3)	Rs.	52.5	Rs.	13.3	US$	0.3

Cash flow information
Collections against securitized receivables	Rs.	28,902.8	Rs.	26,030.2	Rs.	14,855.7	US$	371.2
Payments made to QSPEs	Rs.	28,861.6	Rs.	26,213.5	Rs.	14,678.6	US$	366.8
Cash flows on retained interests	Rs.	304.7	Rs.	231.6	Rs.	48.5	US$	1.2

The Bank has relied upon market information and its past experience for the purpose of determining the assumptions below. Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2007 and March 31, 2008 as of the dates of such sales were as follows:

	For the year ended March 31, 2007	For the year ended March 31, 2008
Key assumptions: (rates per annum)
Annual prepayment rate	5.0%	5.0%
Expected credit losses	0.8%	1.7%

Credit losses and prepayment losses as a percentage to the gross loans disbursed are estimated on the basis of historical losses on a similar portfolio.

Other key disclosures are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Finance receivables held by QSPEs	Rs.	20,262.4	Rs.	6,817.5	US$	170.4
Delinquencies		522.9		563.4		14.1
Credit losses		317.2		458.7		11.5
Retained interest in sold receivables, consisting of subordinated securities		362.3		281.2		7.0

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2007 and March 31, 2008, to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2007		2008		2008
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	0.5	Rs.	0.7	US$	—
Impact of 20% adverse change		1.0		1.3		—
Expected credit losses:
Impact of 10% adverse change		17.2		11.6		0.3
Impact of 20% adverse change		34.3		23.2		0.6

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

The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2007 and 2008 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2007
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Land transport	Rs.	61,407.3	Rs.	—	Rs.	61,407.3	US$	1,424.7	11.1%
Activities allied to agriculture		27,237.3		—		27,237.3		632.0	4.9
Trade		26,364.3		40.6		26,404.9		612.6	4.8
Automotive manufacturers		26,165.0		—		26,165.0		607.1	4.7
Food processing		13,586.0		—		13,586.0		315.2	2.5
Engineering		12,912.7		98.1		13,010.8		301.9	2.4
Fertilisers		12,081.9		202.9		12,284.8		285.0	2.2
Others (none > than 2%)		364,990.9		6,417.4		371,408.3		8,617.4	67.4

Total	Rs.	544,745.4	Rs.	6,759.0	Rs.	551,504.4	US$	12,795.9	100.0%

	As of March 31, 2008
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Land transport	Rs.	54,454.9	Rs.	—	Rs.	54,454.9	US$	1,360.6	7.4%
Automotive manufacturers		52,169.8		—		52,169.8		1,303.5	7.1
Trade		41,075.6		43.5		41,119.1		1,027.5	5.6
Activities allied to agriculture		27,201.1		—		27,201.1		679.7	3.7
Food processing		16,967.3		—		16,967.3		424.0	2.3
Metal and metal products		15,184.5		477.5		15,662.0		391.4	2.1
Engineering		15,023.9		—		15,023.9		375.4	2.1
Others (none > than 2%)		506,004.2		4,525.9		510,530.1		12,756.9	69.7

Total	Rs.	728,081.3	Rs.	5,046.9	Rs.	733,128.2	US$	18,319.0	100.0%

The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Western India (including Mumbai), comprising 42.4% and 46.7% of the total loan and credit substitute security portfolio as of March 31, 2007 and March 31, 2008 respectively. While such borrowers are based in Western India they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Western India.

Loan and credit substitute exposures as of March 31, 2007 and 2008 based on the region in which the instruments are originated are as follows (which may be or may not be where funds are used):

	As of March 31, 2007
Region of origination	Gross Loans	Fair Values Of Credit Substitutes	Total Exposure	%
	(In millions, except percentages)
Mumbai	Rs. 145,208.5	Rs. 5,835.2	Rs. 151,043.7	27.4%
Western region, other than Mumbai	82,387.3	262.2	82,649.5	15.0
Northern region	130,775.0	502.4	131,277.4	23.8
Eastern region	36,258.6	—	36,258.6	6.6
Southern region	150,116.0	159.2	150,275.2	27.2

Total	Rs. 544,745.4	Rs. 6,759.0	Rs. 551,504.4	100.0

	As of March 31, 2008
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	179,789.8	Rs.	4,685.8	Rs.	184,475.6	US$	4,609.6	25.1%
Western region, other than Mumbai		158,562.6		47.1		158,609.7		3,963.3	21.6
Northern region		134,635.2		5.1		134,640.3		3,364.3	18.4
Eastern region		50,478.4		—		50,478.4		1,261.3	6.9
Southern region		204,615.3		308.9		204,924.2		5,120.6	28.0

Total	Rs.	728,081.3	Rs.	5,046.9	Rs.	733,128.2	US$	18,319.1	100.0%

The Bank’s exposures to its ten largest borrowers as of March 31, 2008, computed as per RBI guidelines, which include the aggregate of the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, are as follows:

	March 31, 2007						March 31, 2008
	Funded Exposure		Non-Funded Exposure		Total Exposure		Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	—	Rs.	—	Rs.	—	Rs.	20,500.0	Rs.	5,562.8	Rs.	26,062.8	US$	651.2
Borrower 2		8,106.8		631.6		8,738.4		978.6		14,249.0		15,227.6		380.5
Borrower 3		—		—		—		1,100.0		10,107.9		11,207.9		280.1
Borrower 4		—		—		—		2,567.1		8,622.4		11,189.5		279.6
Borrower 5		871.2		7,000.0		7,871.2		9.7		10,915.2		10,924.9		273.0
Borrower 6		14,819.8		—		14,819.8		9,797.2		—		9,797.2		244.8
Borrower 7		3,866.2		1,420.0		5,286.2		959.0		8,180.5		9,139.5		228.4
Borrower 8		—		—		—		440.0		6,300.0		6,740.0		168.4
Borrower 9		—		—		—		2,900.0		3,700.6		6,600.6		164.9
Borrower 10	Rs.	3,997.2	Rs.	1,000.0	Rs.	4,997.2	Rs.	4,864.6	Rs.	1,668.4	Rs.	6,533.0	US$	163.2

Information in respect of earlier years is not provided for the above borrowers if they were then not among the top ten exposures as of March 31, 2007.

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2007		2008		2009
	(In millions)
Land and premises	Rs.	3,677.1	Rs.	7,077.0	US$	176.8
Software and systems		2,636.1		3,716.3		92.9
Equipment and furniture		13,416.4		15,202.9		379.9

Property and equipment, at cost		19,729.6		25,996.2		649.6
Less: Accumulated depreciation		9,332.0		12,034.7		300.7

Property and equipment, net	Rs.	10,397.6	Rs.	13,961.5	US$	348.9

Depreciation charged for the years ended March 31, 2006, 2007 and 2008 was Rs. 1,812.1 million, Rs. 2,273.3 million and Rs. 2,816.0 million (US$70.4 million), respectively.

14. Other assets

Other assets include the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Checks in the course of collection	Rs.	65.9	Rs.	—	US$	—
Security deposits for leased property		1,292.0		1,941.7		48.5
Sundry accounts receivable		4,129.4		4,600.6		115.0
Advance tax (net of provision for taxes)		4,430.2		4,006.7		100.1
Advances		560.0		634.0		15.8
Prepaid expenses		543.0		464.3		11.6
Restricted cash/ securitization margin for credit enhancement and securitized transactions		1,465.1		646.6		16.2
Fair value of derivatives and foreign exchange		29,924.0		60,297.2		1,506.7
Other		6,017.5		6,695.4		167.3

Total	Rs.	48,427.1	Rs.	79,286.5	US$	1,981.2

15. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest- bearing. Deposits as of March 31, 2007 and 2008 are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Interest-bearing:
Savings deposits	Rs.	195,847.9	Rs.	261,470.2	US$	6,533.5
Time deposits		288,695.0		457,176.7		11,423.7

Total interest-bearing deposits		484,542.9		718,646.9		17,957.2
Non-interest bearing deposits		197,805.1		287,263.2		7,178.0

Total	Rs.	682,348.0	Rs.	1,005,910.1	US$	25,135.2

As of March 31, 2007 and March 31, 2008, time deposits of Rs. 167,856.9 million and Rs. 363,872.0 million, respectively, have a residual maturity of less than one year. The balance of the deposits mature between one and five years.

As of March 31, 2007 and March 31, 2008, time deposits in excess of Rs. 0.1 million aggregated Rs. 255,223.7 million and Rs. 390,814.6 million, respectively.

16. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2007 and March 31, 2008 are comprised of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Borrowed in the call market	Rs.	7,987.4	Rs.	8,528.6	US$	213.1
Term borrowings from institutions/banks		2,050.0		—		—
Foreign currency borrowings		17,341.0		35,924.6		897.6
Bills rediscounted		23,924.0		35,500.0		887.1
Interbank risk participation		44,170.0		49,377.1		1,233.8

Total	Rs.	95,472.4	Rs.	129,330.3	US$	3,231.6
Current portion of long-term debt		289.8		147.3		3.7

Short-term borrowings (including current portion of Long-term debt)	Rs	95,762.2	Rs	129,477.6	US$	3,235.3

Total borrowings outstanding:
Maximum amount outstanding	Rs.	119,785.7	Rs.	161,157.0	US$	4,026.9

Average amount outstanding	Rs.	75,391.1	Rs.	69,514.7	US$	1,737.0

Weighted average interest rate		6.4%		5.9%		5.9%

17. Long-term debt

Long-term debt as of March 31, 2007 and March 31, 2008 is comprised of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Subordinated debt	Rs.	32,826.0	Rs.	32,491.0	US$	811.9
Others		775.5		341.4		8.5

Total	Rs.	33,601.5	Rs.	32,832.4	US$	820.4

Current portion		289.8		147.3		3.7

Long-term debt (excluding current portion)		33,311.7	Rs.	32,685.1	US$	816.7

The scheduled maturities of long-term debt are set out below:

	As of March 31,
	2008		2008
	(In millions)
Due in the fiscal year ending March 31:
2009	Rs.	147.3	US$	3.7
2010		—		—
2011		194.1		4.9
2012		—		—
2013		—		—
Thereafter (1)		30,491.0		761.9

Total	Rs.	30,832.4	US$	770.5

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

Subordinated debt (lower tier II capital), upper tier II capital and innovative perpetual debt instruments outstanding as at March 31, 2008 are Rs. 20,120.0 million (previous year: Rs 20,120.0 million), Rs. 10,371.0 million (previous year: Rs. 10,706.0 million) and Rs. 2,000.0 million (previous year: Rs. 2,000.0 million) respectively.

No fresh issue of subordinated debt (lower tier II capital), upper tier II capital or innovative perpetual debt was made during the year ended March 31, 2008.

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

Based on the balance term to maturity as at March 31, 2008, 100% of the book value of subordinated debt (lower tier II capital) and upper tier II capital is considered as Tier 2 capital for the purpose of capital adequacy computation.

Other long-term debt includes foreign currency borrowings from Citibank and a loan from the Indian Renewable Energy Development Authority used to finance solar equipment.

18. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below.

	As of March 31,
	2007		2008		2008
	(In millions)
Bills payable	Rs.	36,580.8	Rs.	31,572.1	US$	788.9
Remittances in transit		25,793.1		42,961.3		1,073.5
Accrued expenses		3,253.0		5,694.5		142.3
New account deposits		1,707.8		2,746.9		68.6
Accounts payable		8,224.2		12,260.6		306.4
Fair value on derivatives and foreign exchange		27,317.3		58,028.6		1,450.0
Others		5,522.4		6,202.5		154.9

Total	Rs.	108,398.6	Rs.	159,466.5	US$	3,984.7

19. Income taxes

The income tax expense comprises the following:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Current income tax expense	Rs.	3,622.2	Rs.	5,818.8	Rs.	8,662.3	US$	216.4
Deferred income tax (benefit) expense		343.5		(675.9)		(2,354.7)		(58.8)

Income tax expense	Rs.	3,965.7	Rs.	5,142.9	Rs.	6,307.6	US$	157.6

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Net income before taxes	Rs.	13,175.3	Rs.	16,239.8	Rs.	19,552.8	US$	488.6
Effective statutory income tax rate		33.66%		33.66%		33.99%		33.99%
Expected income tax expense		4,434.8		5,466.3		6,646.0		166.1
Adjustments to reconcile expected income tax to actual tax expense:
Permanent differences:
Stock-based compensation (net of forfeitures)		15.7		324.0		566.7		14.2
Income exempt from taxes		(531.2)		(648.8)		(1,067.6)		(26.7)
Other, net		39.4		1.4		173.1		4.3
Effect of change in statutory tax rate		7.0		—		(10.6)		(0.3)

Income tax expense	Rs.	3,965.7	Rs.	5,142.9	Rs.	6,307.6	US$	157.6

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	2,387.7	Rs.	3,790.0	US$	94.7
Unrealized loss on securities available for sale		2,085.3		937.8		23.4
Foreign exchange and derivatives		209.7		776.5		19.4
Accrued expenses and compensatory absences		296.6		548.2		13.7
Other		469.6		793.1		19.8

Deferred tax asset		5,448.9		6,845.6		171.0

Taxable temporary differences:
Property and equipment		854.0		758.0		18.9
Unrealized gain on securities available for sale		492.2		291.5		7.3
Loan origination cost		1,165.2		1,559.2		39.0

Deferred tax liability		2,511.4		2,608.6		65.2

Net deferred tax (asset) liability	Rs.	(2,937.5)	Rs.	(4,237.0)	US$	(105.8)

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.

For the years ended March 31, 2007 and 2008 the Bank has recorded income tax expense of Rs. 5,142.9 million and Rs. 6,307.6 million resulting in annual effective tax rate of 31.6 % and 32.3% respectively.

Effective April 1, 2007, the Bank adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. As a result of the implementation of FIN 48, the Bank did not recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

The adoption of FIN 48 did not have any impact on the retained earnings or provision for taxation as of April 1, 2007. Upon initial adoption, the provisions of FIN 48 were applied to all income-tax positions since 1996-97 pending in appeal/assessment. The Bank’s evaluation included assessment years 2006-07 to 2008-09 in respect of which income-tax returns have been filed but remain subject to assessment order from the taxation authorities.

As of March 31, 2008, no material changes have occurred in the Bank’s uncertain tax positions since the adoption of FIN 48 on April 1, 2007. The total unrecognized tax benefits as on April 1, 2007 (the date of adoption of FIN 48) and March 31, 2008 were Rs. 78.1 million. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Amount (In millions)
Balance as of April 1, 2007	Rs.	78.1
Increases/decreases related to prior year tax positions		—
Increases/decreases related to current year tax positions		—
Decreases related to settlements with taxing authorities		—
Decreases related to lapsing of statute of limitations		—

Balance as of March 31, 2008	Rs.	78.1

The Bank’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs. 78.1 million as of March 31, 2008 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

Upon adoption of FIN 48, the Bank’s policy to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes did not change. For the period ended March 31, 2008, no amount has been charged as interest and penalty cost to the income statement.

While the Bank has evaluated the position taken by it in respect of various matters that are in dispute and is confident that it is more-likely-than-not to be sustained upon settlement in its favour, the final outcome of the dispute is dependent upon the decision taken by the Revenue authorities. The amount of tax on such matters in dispute is Rs. 2,300.6 million.

The major income tax jurisdiction for the Bank is India.

20. Stock-based compensation

The stock-based compensation plans of the Bank are as follows:

Employees Stock Option Scheme:

The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C” and in June 2007 Plan “D” of the Employees’ Stock Option Scheme (the “Plan”). Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share. The Bank reserved 10 million equity shares, with an aggregate nominal value of Rs. 100 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D” the Bank reserved 15.0 million equity shares, with an aggregate nominal value of Rs. 150.0 million. The Compensation Committee has since approved to grant in aggregate a total of 8,305,500 options for the employees of the Bank under schemes X (672,000 options), XI (1,418,500 options) and XII (6,215,000 options) respectively.

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

Plan B, Plan C and Plan D provide for the issuance of options at the recommendation of the Compensation Committee at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange. For Plan B the price is that quoted on an Indian stock exchange with the highest trading volume during the preceding two weeks, while for Plan C and Plan D the price is that quoted on an Indian stock exchange with the highest trading volume as of the date of grant.

Such options vest at the discretion of the Compensation Committee, subject to a maximum vesting not exceeding five years, set forth at the time the grants are made. Such options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, as set forth at the time of the grant.

During the period an amendment in the Indian tax legislation included the Fringe Benefit Tax (“FBT”) on Employee Stock Options. FBT is assessed on all stock options that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. However, the FBT liability is triggered only if the options are exercised. The employer can seek reimbursement of the tax from the employee, but cannot transfer the obligation to the employee. The Shareholders of the Bank at its 13th Annual General Meeting held on June 16, 2007 have empowered the Bank to recover the requisite FBT amount from the employees. Accordingly, the Bank is recovering such tax from the employees.

The Bank’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery are recorded at the time of the exercise. The FBT on options payable to the government of India are recorded as an operating expense and the recovery of the FBT on options from the employees is treated as additional exercise price and recorded in shareholders’ equity. The options granted subsequent to the introduction of the FBT are fair valued after considering the FBT as an additional component of the exercise price at the grant date. For the year ended March 31, 2008, FBT amount of Rs. 232.2 million (USD 5.8 million) recovered from the employees is treated as additional exercise price and recorded in shareholders’ equity.

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2006	2007	2008
Dividend yield	0.7%	0.6%	0.6%
Expected volatility	21.25%	31.75%	25.20%
Risk—free interest rate
ESOS Plan	6.1%-6.6%	7.8%-7.9%	7.7%-7.9%
Expected lives:
ESOS Plan	1-7 yrs	1-5 yrs	1-4 yrs

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted Years ending March 31,
	2006	2007	2008
Options available to be granted, beginning of year	3,432,200	6,876,900	2,909,800
Equity shares allocated for grant under the plan	10,000,000	—	15,000,000
Options granted	(8,097,300)	(6,633,300)	(8,305,500)
Forfeited/lapsed	1,542,000	2,666,200	1,011,500

Options available to be granted, end of year	6,876,900	2,909,800	10,615,800

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2006			2007			2008
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	10,313,500	Rs.	344.88	13,601,700	Rs.	503.18	11,321,600	Rs.	803.10
Granted	8,097,300		630.60	6,633,300		994.85	8,305,500		1,217.90
Exercised	(3,267,100)		321.19	(6,247,200)		406.61	(1,677,800)		631.81
Forfeited	(1,542,000)		499.10	(2,666,200)		679.11	(1,011,500)		967.60

Options outstanding, end of year	13,601,700	Rs.	503.18	11,321,600	Rs.	803.10	16,937,800	Rs.	1,013.60

Options exercisable, end of year	1,898,500	Rs.	342.18	1,690,000	Rs.	498.89	3,288,900	Rs.	740.34

Weighted average fair value of options granted during the year		Rs.	630.60		Rs.	994.85		Rs.	206.82

The following summarizes information about stock options outstanding as of March 31, 2008

Plan	Range of exercise price	As of March 31, 2008
		Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Plan A	Rs. 366.30 (or US$9.2)	123,100	3.56	Rs.	366.30
Plan B	Rs. 358.60 to Rs. 1,238.3 (or US$9.0 to US$30.9)	3,752,900	2.85		971.88
Plan C	Rs. 630.60 to Rs. 1,238.3 (or US$15.8 to US$30.9)	6,995,300	2.27		870.31
Plan D	Rs. 1,238.3 (or US$30.9)	6,066,500	2.73		1,217.90

The intrinsic value of options exercised during the year ended March 31, 2006, 2007 and 2008 was Rs. 47.1 million, Rs. 77.8 million and Rs. 6.9 million respectively. Aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2008 was Rs. 47.8 million and Rs. 18.1 million respectively. Total stock compensation cost recognized under these plans is Rs. 976.3 million and Rs. 1,667.4 million during the year ended March 31, 2007 and March 31, 2008 respectively. As at March 31, 2008, the total estimated compensation cost to be recognized in future periods is Rs. 1,185.0 million, this is expected to be recognized over a weighted average period of 0.6 years.

21. Retirement benefits

Gratuity

In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days’ eligible salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by Insurance companies for amounts notified by said insurance companies. The contributions are invested in specific designated instruments as permitted by Indian law. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an actuarial valuation done on March 31 every year.

The Bank has implemented SFAS No. 158 “Employers Accounting for Defined Benefit Pension And Other Post Retirement Plans – An Amendment Of FASB Statements No. 87, 88, 106 and 132 R” with effect from April 1, 2006. Accordingly changes in the funded status of the plan are recognized in the year in which the changes occur and are reported in comprehensive income as a separate component of stock holders equity. Further, certain gain and losses that were not previously recognized in the financial statements are reported in comprehensive income.

The following table presents the incremental effect of applying SFAS No. 158 on the consolidated financial statements as of March 31, 2007.

	Before application of SFAS 158		Adjustments		After application of SFAS 158
	( in million)
Deferred income taxes	Rs.	2,925.9	Rs.	11.6	Rs.	2,937.5
Total Assets		1,013,174.3		11.6		1,013,185.9
Accrued expenses and other current liabilities		108,364.1		34.5		108,398.6
Total Liabilities		947,643.3		34.5		947,677.8
Accumulated other comprehensive income, net of tax		(3,611.0)		(22.9)		(3,633.9)

Total Shareholders’ equity	Rs.	65,531.0	Rs.	(22.9)	Rs.	65,508.1

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2007 and March 31, 2008:

	As of March 31,
	2007		2008	2008
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	202.9	277.7	US$	6.9
Service cost		32.4	46.6		1.2
Interest cost		15.9	22.0		0.5
Actuarial loss		35.5	53.0		1.3
Benefits paid		(9.0)	(18.3)		(0.5)

Projected benefit obligation, end of the period		277.7	381.0		9.4

Change in plan assets:
Fair value of plan assets, beginning of the period		103.7	157.1		3.9
Actual return on plan assets		10.6	4.9		0.1
Employer contributions		52.8	80.0		2.0
Benefits paid		(9.0)	(18.3)		(0.5)
Actuarial (loss) gain		(1.0)	—		—

Fair value of plan assets, end of the period		157.1	223.7		5.5

Funded Status	Rs.	(120.6)	(157.3)	US$	(3.9)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 83.5 million. The accumulated benefit obligation as of March 31, 2007 and 2008 was Rs. 104.6 million and Rs. 164.7 million, respectively. The vested accumulated benefit obligation as on March 31, 2008 is Rs. 107.8 million.

Net gratuity cost for the years ended March 31, 2006, 2007 and 2008 comprises the following components:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Service cost	Rs.	21.8	Rs.	32.4	Rs.	46.6	US$	1.2
Interest cost		9.7		15.9		22.0		0.5
Expected return on plan assets		(5.9)		(10.4)		(15.6)		(0.4)
Actuarial (gain) loss		31.3		32.4		107.6		2.7

Net gratuity cost	Rs.	56.9	Rs.	70.3	Rs.	160.6	US$	4.0

The assumptions used in accounting for the gratuity plan are set out below:

	Years ended March 31,
	2006	2007	2008
	(% per annum)
Discount rate*	7.0	8.0	8.2
Rate of increase in compensation levels of covered employees	10.0	10.0	10.0
Rate of return on plan assets	7.0	8.0	8.2

*	weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The following benefit payments, which reflect expected future service, as appropriate are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2009	Rs.	4.04
2010		2.45
2011		14.1
2012		6.45
2013		8.33
2014-2018		87.49

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2008.

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The bank contributed Rs. 38.5 million, Rs. 65.9 million and Rs. 128.8 million to the superannuation plan for the years ended March 31, 2006, 2007 and 2008, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of employer’s contribution, an amount, equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 6,500, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The bank contributed Rs. 162.4 million, Rs. 246.6 million, Rs. 439.3 million to the provident fund for the years ended March 31, 2006, 2007 and 2008, respectively.

Compensated absences

The Bank provides for unutilized leave balances standing to the credit of each employee at each balance sheet date on an actual basis.

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

Fair values for derivative financial instruments are based on quoted market prices, except in the case of certain options and currency swaps where pricing models are used.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2007 and March 31, 2008, together with the fair values on each reporting date.

	As of March 31,
	2007				2008				2008
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,794,090.4	Rs.	(27.9)	Rs.	3,571,932.1	Rs.	(1,039.5)	US$	89,253.7	US$	(26.0)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	1,377,440.9	Rs.	2,591.4	Rs.	2,102,441.7	Rs.	3,308.1	US$	52,534.8	US$	82.7

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

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In terms of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” the bank has recognized a liability of Rs. 455.8 million as of March 31, 2008 in respect of guarantees issued or modified after December 31, 2002. Based on historical trends, in terms of SFAS No. 5 “Accounting For Contingencies” the Bank has recognized a liability of Rs 152.9 million as of March 31, 2008.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2007		2008		2008
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	23,631.4	Rs.	34,617.7	US$	865.0
Performance guarantees		20,330.7		25,916.0		647.6
Documentary credits		26,050.5		101,718.9		2,541.7

Total	Rs.	70,012.6	Rs.	162,252.6	US$	4,054.3

Estimated fair values:
Guarantees	Rs.	(248.8)	Rs.	(455.8)	US$	(11.4)
Documentary credits		(41.7)		(119.7)		(3.0)

Total	Rs.	(290.5)	Rs.	(575.5)	US$	(14.4)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 50,246.7 million as of March 31, 2008. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

23. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2007 and March 31, 2008. The estimated fair value amounts as of March 31, 2007 and March 31, 2008 have been measured as of the respective year ends, and have been not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

Held to maturity securities:

Held to maturity securities are carried at amortized cost less other than temporary impairments, if any. Fair values of these securities were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. For more information on these securities of the portfolio, refer to Note 7.

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

A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 22) is set out below:

	As on March 31,
	2007				2008
	Carrying Value		Estimated Fair Value		Carrying Value		Carrying Value		Estimated Fair Value		Estimated Fair Value
	(In million)
Financial Assets:
Cash and cash equivalents	Rs.	80,546.4	Rs.	80,546.4	Rs.	147,208.0	US$	3,678.4	Rs.	147,208.0	US$	3,678.4
Term placements		12,815.8		12,225.3		5,917.6		147.9		4,938.1		123.4
Investments held for trading		4,284.1		4,284.1		113,557.8		2,837.5		113,557.8		2,837.5
Investments available for sale		304,241.1		304,241.1		419,008.8		10,470.0		419,008.8		10,470.0
Securities purchased under agreements to resell		—		—		2,405.7		60.1		2,405.7		60.1
Loans		536,730.9		539,811.9		715,345.3		17,874.7		734,697.9		18,358.3
Accrued interest receivable		15,742.9		15,742.9		11,297.7		282.3		11,297.7		282.3
Financial Liabilities:
Interest-bearing deposits		484,542.9		483,026.5		718,646.9		17,957.2		718,746.2		17,959.7
Non-interest-bearing deposits		197,805.1		197,805.1		287,263.2		7,178.0		287,263.2		7,178.0
Securities sold under repurchase agreements		10,500.0		10,500.0		44,000.0		1,099.5		44,000.0		1,099.5
Short term borrowings		95,472.4		95,472.4		129,477.6		3,235.3		129,477.6		3,235.3
Accrued interest payable		17,035.7		17,035.7		16,742.3		418.3		16,742.3		418.3
Long-term debt		33,601.5		31,019.8		32,685.1		816.7		31,077.1		776.5
Accrued expenses and other liabilities		108,398.6		108,398.6		159,466.5		3,984.7		159,466.5		3,984.7

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

Summarized segment information for the years ended March 31, 2006, 2007 and 2008 is as follows:

	Years ended March 31,
	2006				2007				2008
	Retail Banking	Wholesale Banking	Treasury Services	Total	Retail Banking	Wholesale Banking	Treasury Services	Total	Retail Banking	Wholesale Banking	Treasury Services	Total	Total
	(In millions)
Net interest revenue	Rs. 18,177.4	Rs. 6,239.1	Rs. (510.3)	Rs. 23,906.2	Rs. 26,226.4	Rs. 8,907.4	Rs. 1,782.7	Rs. 36,916.5	Rs. 38,103.1	Rs. ` 14,008.8	Rs. 2,723.8	Rs. 54,835.7	US$	1,370.2
Less: Provision for credit.losses	4,956.0	76.0	—	5,032.0	8,386.9	(136.6)	—	8,250.3	13,606.5	(238.8)	—	13,367.7		334.0

Net interest revenue, after provision for credit losses	13,221.4	6,163.1	(510.3)	18,874.2	17,839.5	9,044.0	1,782.7	28,666.2	24,496.6	14,247.6	2,723.8	41,468.0		1,036.2
Non-interest revenue	10,071.8	2,092.9	(16.8)	12,147.9	12,702.6	2,764.1	(467.0)	14,999.7	17,846.2	3,792.8	(1,292.4)	20,346.6		508.4
Non-interest expense	(14,482.4)	(2,802.0)	(562.4)	(17,846.8)	(22,494.0)	(4,065.3)	(866.8)	(27,426.1)	(34,862.4)	(6,969.3)	(430.1)	(42,261.8)		(1,056.0)
Income before income tax	Rs. 8,810.8	Rs. 5,454.0	Rs. (1089.5)	Rs. 13,175.3	Rs. 8,048.1	Rs. 7,742.8	Rs. 448.9	Rs. 16,239.8	Rs. 7,480.4	Rs. 11,071.1	Rs. 1,001.3	Rs. 19,552.8	US$	488.6

Segment assets:
Segment average total assets	Rs. 281,583.8	Rs. 313,603.1	Rs. 38,318.8	Rs. 633,505.7	Rs. 390,732.7	Rs. 452,509.8	Rs. 30,371.2	Rs. 873,613.7	Rs. 507,899.8	Rs. 681,767.2	Rs. 62,429.3	Rs. 1,252,096.3	US$	31,286.8

25. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see Note 22) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2007 and March 31, 2008 aggregated Rs.  670.3 million and Rs. 1,407.4 million, respectively.

Contingencies

The Bank is party to various legal and tax-related proceedings in the normal course of business. The amount of claims against the bank which are not acknowledged as debts as of March 31, 2008 aggregated to Rs. 658.4 million. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows.

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

Balances payable to related parties are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Balances in current account	Rs.	102.5	Rs.	1,386.1	US$	34.6
Balances in fixed deposits		217.4		982.8		24.6

Total	Rs.	319.9	Rs.	2,368.9	US$	59.2

Balances receivable from related parties are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Deposits to secure leased property	Rs.	36.9	Rs.	36.9	US$	0.9
Loans and overdrafts		3.0		—		—
Loans to officers and employees		1,805.7		2,560.6		64.0
Other deposits		0.1		0.1		—
Accounts receivable		126.0		118.6		3.0

Total	Rs.	1,971.7	Rs.	2,716.2	US$	67.9

The Bank had retained HDFC Asset Management Company Ltd., an entity controlled by HDFC Limited, to invest its funds up to an amount approved by the board of directors, primarily in debt instruments under an arrangement upto June, 2006. The amount of investments outstanding as on March 31, 2007 and March 31, 2008 was Rs. 1.6 billion and Rs. Nil, respectively. Purchases of fixed assets from related parties for the years ended March 31, 2007 and 2008 were Rs. 113.9 million and Rs. 212.0 million, respectively.

Included in the determination of net income are the following significant transactions with related parties:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Service charges income	Rs.	1,441.8	Rs.	1,606.3	Rs.	3,128.4	US$	78.2
Dividend income		5.8		52.2		13.8		0.3
Service charges expense		(45.6)		(81.2)		(167.1)		(4.2)
Interest income		0.1		0.3		0.3		—
Rent and maintenance expense		(12.3)		(13.3)		(19.3)		(0.5)

Net expense incurred to related parties for service provided	Rs.	1,389.8	Rs.	1,564.3	Rs.	2,956.1	US$	73.8

27. Regulatory Capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position.

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Tier 1 capital	Rs.	63,527.1	Rs.	110,629.6	US$	2,764.4
Tier 2 capital		33,399.9		35,483.7		886.6

Total capital	Rs.	96,927.0	Rs.	146,113.3	US$	3,651.0

Total risk weighted assets and contingents	Rs.	740,819.2	Rs.	1,074,479.9	US$	26,848.6

Capital ratios of the Bank:
Tier 1		8.57%		10.30%		10.30%
Total capital		13.08%		13.60%		13.60%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%
Total capital		9.00%		9.00%		9.00%

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per RBI guidelines dividend payout (excluding dividend tax) for March 31, 2008 cannot exceed 35% of net income of Rs. 15,901.8 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends for the years ended March 31, 2006, 2007 and 2008 were Rs. 5.50, Rs. 7.00 and Rs. 8.50 per equity share, respectively.

28. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. There were no potential equity shares (stock options) which were excluded from the calculation of diluted earnings per share for the year ended March 31, 2008.

	As of March 31,
	2006	2007	2008
Weighted average number of equity shares used in computing basic earnings per equity share	311,939,366	314,563,347	344,020,927
Effect of potential equity shares for stock options outstanding	3,984,648	4,504,056	4,402,894

Weighted average number of equity shares used in computing diluted earnings per equity share	315,924,014	319,067,403	348,423,821

For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS:

	Years ended March 31,
	2006		2007		2008		2008
Basic earnings per share	Rs.	29.45	Rs.	35.10	Rs.	38.24	US$	0.96
Effect of potential equity shares for stock options outstanding		0.37		0.50		0.49		0.02

Diluted earnings per share	Rs.	29.08	Rs.	34.60	Rs.	37.75		0.94

Basic earnings per ADS	Rs.	88.36	Rs.	105.30	Rs.	114.72	US$	2.87
Effect of potential equity shares for stock options outstanding		1.12		1.50		1.47		0.04

Diluted earnings per ADS	Rs.	87.24	Rs.	103.80	Rs.	113.25	US$	2.83

29. Subsidiaries

During the year ended March 31, 2008, the Bank invested in 100 million equity shares of HDB Financial Services Limited (HDBFSL) of Rs. 10.0 each at par aggregating to Rs. 1,000 million. HDBFSL is a non-banking financial company and a subsidiary of the Bank. It is yet to commence full-fledged operations. As at March 31, 2008, the stake-holding of the Bank in HDBFSL was 95.3%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (HSL) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2008 the Bank holds 64.9% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2008, HDFC Bank Ltd. and Subsidiaries hold 46.5% effective equity interest. Members of the Bank management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

HBL Global Private Ltd (“HBL”) is a subsidiary of ADFC which holds 98.0% of its equity. HBL provides direct sales support for certain of products of the Bank. The financial statements of HBL are consolidated.

30. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has three strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than 30% equity stake in another company. The following is a list of investments made by the Bank and HDFC group companies:

Company	Type of Business	HDFC Bank Ltd. and Subsidiaries Investment		HDFC Bank Ltd. and Subsidiaries Ownership	Total HDFC Group Ownership
		(in millions)%			%
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	11.1	16.1%	31.2%
SolutionNET India Private Limited	Information technology consulting and services	Rs.	10.4	26.0%	50.0%
Softcell Technologies Limited (“Softcell”).	Business-to-business software services	Rs.	30.3	14.0%	26.0%

During the year we sold 1,040,730 equity shares in CAMS thereby reducing our shareholding from 25.0% to 16.1%. During the year we also sold our entire strategic holding in Flexcel International Pvt. Ltd. (“Flexcel”) thereby reducing our shareholding from 40.0% to Nil.

The holdings in the above listed companies are accounted under equity method of accounting. Net increase in carrying value in these companies is Rs. 113.7 million. This is accounted under non-interest income.

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

There are inherent limitations to the effectiveness of any internal control or system of control, however well designed, including the possibility of human error and the possible circumvention or overriding of such controls or systems. Moreover, because of changing conditions, the reliability of internal controls may vary over time. As a result, even effective internal controls can provide no more than reasonable assurance with respect to the accuracy and completeness of financial statements and their process of preparation.

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2008. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on those criteria and our assessment we believe that, as of March 31, 2008, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, Deloitte Haskins & Sells, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

September 23, 2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashi Jagdishan
	Name:	Sashi Jagdishan
	Title	Head Finance
Date: September 23, 2008

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

1.3	Amendment to Memorandum and Articles of Association

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

2.2	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

4.1	Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited.

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.