Form 20-F
period 2009-03-31
HDFC BANK LTD
filed 2009-09-30
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India
(Address of principal executive offices)

Name: Sanjay Dongre, Executive Vice President (Legal) and Company Secretary,

Telephone: 91-22-2490-2934 /or 91-22-2496-1616, Ext. 3473,

Email : sanjay.dongre@hdfcbank.com,

Address: 2nd floor, Process House, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing three Equity Shares, Par value Rs. 10 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Equity Shares, as of March 31, 2009        425,384,109

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐    No ☒

This Annual Report on Form 20-F is incorporated by reference to our Registration Statement on Form F-1 Filed on July 12, 2002 (File No. 333-13718).

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Exchange Rates and Certain Defined Terms	1
		Risk Factors	24
		Selected Financial and Other Data	48
Item 4	Information on the Company	Business	4
		Selected Statistical Information	51
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	65
		Principal Shareholders	99
		Related Party Transactions	100
		Supervision and Regulation	109
Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	65
		Merger of Centurion Bank of Punjab	66
Item 6	Directors, Senior Management and Employees	Business—Employees	23
		Management	82
		Principal Shareholders	99
Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	99
		Management—Loans to Members of our Senior Management	92
		Related Party Transactions	100
Item 8	Financial Information	Business—Legal Proceedings	23
Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	34
		Restrictions on Foreign Ownership of Indian Securities	124
Item 10	Additional Information	Management	82
		Description of Equity Shares	36
		Dividend Policy	47
		Taxation	103
		Supervision and Regulation	109
		Exchange Controls	122
		Restrictions on Foreign Ownership of Indian Securities	124
		Additional Information	129
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	17
		Selected Statistical Information	51

ii

Item 12	Description of Securities Other than Equity Securities	Not Applicable
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Controls and Procedures	94
Item 16A	Audit Committee Financial Expert	Management—Audit and Compliance Committee Financial Expert	95
Item 16B	Code of Ethics	Management—Code of Ethics	95
Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	95
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	95

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs. “ or “rupees” or “Indian rupees” are to the legal currency of India.

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

From 1980 until fiscal 2003, the rupee consistently depreciated against the dollar. In fiscal 2004 and 2005, the Indian rupee appreciated compared to fiscal 2003. However, in 2006, the rupee depreciated against the U.S. dollar. During fiscal 2007 and fiscal 2008, the rupee appreciated against the U.S. dollar. Now, since April 2008, we have witnessed a large depreciation of the rupee against the U.S. dollar and high volatility (the high and low during the period being Rs 51.96 per US$1.00 and Rs. 39.73 per US$1.00, respectively)

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in The City of New York:

Fiscal Year	Period End(1)	Average(2)	High	Low
2005	43.62	44.87	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007	43.10	45.11	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	45.84	51.96	39.73

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
March 2009	50.87	51.13	51.96	50.21
April 2009	49.70	49.97	50.48	49.55
May 2009	47.11	48.51	49.75	46.95
June 2009	47.74	47.67	48.50	46.78
July 2009	47.91	48.36	49.16	47.75
August 2009	48.83	48.24	48.90	47.27

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 50.87 on March 31, 2009. The noon buying rate on September 18, 2009 was Rs. 48.02 per US$1.00.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases, such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

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

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2009, we expanded our operations from 312 branches and 910 ATMs in 163 cities to 1,413 branches and 3,295 ATMs in 528 cities. During the same five years, our customer base grew from 4.6 million customers to 18.3 million customers. As our geographical reach and market penetration have expanded, so too have our assets, which grew from Rs. 426.8 billion as of March 31, 2004 to Rs. 2,020.7 billion as of March 31, 2009. Our net income has increased from Rs. 4.8 billion for fiscal 2004 to Rs. 15.1 billion for fiscal 2009 at a compounded annual growth rate of 26.0%.

Notwithstanding our pace of growth, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2009, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.62% of net customer assets as per Indian generally accepted accounting principles, or Indian GAAP. In addition, our net customer assets represented 70.3% of our deposits and customer deposits represented 77.9% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 44.4% of total deposits for fiscal 2009. These low-cost deposits and the cash float associated with our transactional services, led to an average cost of funds including equity (calculated under Indian GAAP) for fiscal 2009 of 5.1%.

We are part of the HDFC group of companies founded by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a public limited company established under the laws of India. HDFC Limited and its subsidiaries owned approximately 19.4% of our outstanding equity shares as of March 31, 2009. See also “Principal Shareholders.”

The Bank has two subsidiaries: HDFC Securities Limited (“HSL”) and HDB Financial Services Limited (“HDBFS”). HSL is primarily in the business of providing brokerage services through the internet and other channels. HDBFS is a non-deposit taking non-bank finance company (“NBFC”), for the establishment of which the Bank received Reserve Bank of India (“RBI”) approval during fiscal 2008. We have consolidated the accounts of Atlas Documentary Facilitators Company Private Ltd. (“ADFC”), which provides back office transaction processing services, in our U.S. GAAP financial statements.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States is Depositary Management Corporation, 570 Lexington Avenue, 44th Floor, New York, NY 10022 for the 2007 ADS offering and that for the 2001 ADS offering and Patriot Act information gathering is CT Corporation, 111 Eigth Avenue, New York, NY 10011.

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We are a leader among Indian banks in our use of technology

Since our inception, we have made substantial investments in our technology platform and systems. We have built multiple distribution channels, including an electronically linked branch network, automated telephone banking, internet banking and banking through mobile phones, to offer our customers convenient access to our products.

We have templatized credit underwriting through automated customer data de-duplication and real-time scoring in our loan origination process. We have enhanced our cross selling and up-selling capabilities through data mining and analytical customer relationship management solutions, our technology enables us to have a 3600 view of our customers through entity resolution technology based customer data integration. We employ event detection technology based customer messaging and have deployed an enterprise wide data warehousing solution as a back bone to intelligence enable our enterprise.

        We have introduced faster ATMs by reducing the customer clicks by 40% through use of advanced personalization solutions on our ATMs, a first in the Indian market. Implementation of a robust risk management engine for all our internet transactions has reduced the phishing and man in the middle attacks significantly since October 2008, besides the robust digital certificates based security engine for our corporate internet banking customers. Credit and debit cards usage of our customers is secured by powerful proactive risk manager technology solutions which does rules based SMS alerts as well as prompts our customer service representatives to call the customer on detecting abnormal usage behaviour to prevent fraud and minimize losses to customers, if the card has been stolen and yet to be hot listed.

Sophisticated automated switch-over and switch-back solutions power our disaster recovery management strategy for key core banking solutions in our data center improving availability of our services to our customers.

Our use of technology has driven the development of innovative products, reduced our operating costs, enhanced customer service delivery and reduced inherent risks.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, a comprehensive risk assessment process and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 1.98% as of March 31, 2009 and our net non-performing assets amounted to 0.62% of net customer assets as per Indian GAAP. Additionally, the Bank has restructured the payment terms of certain loans. As on March 31, 2009, these represented 0.1% of our gross customer assets.

We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Maintain a low cost of funds

As of March 31, 2009, our average cost of funds (including equity) was 5.1% as per Indian GAAP. We believe we can maintain a relatively low-cost funding base as compared to our competitors, by expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing.

Focus on high earnings growth with low volatility

Our aggregate earnings have grown at a compounded average rate of 26.0% during the five-year period ending March 31, 2009 though our basic earnings per share dropped from Rs. 38.24 for fiscal 2008 to Rs. 36.40 for fiscal 2009 primarily due to the merger of CBOP with the Bank. We intend to maintain our focus on steady earnings growth through conservative risk management techniques and low-cost funding. In addition, we aim not to rely heavily on revenue derived from trading so as to limit earnings volatility.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31,
	2007		2008		2009		2009
	(in millions, except percentages)
Retail banking	Rs.	30,542.1	Rs.	42,342.8	Rs.	67,089.8	77.9%
Wholesale banking		11,808.1		18,040.4		15,151.9	17.6%
Treasury operations		1,315.7		1,431.4		3,848.3	4.5%

Net revenue	Rs.	43,665.9	Rs.	61,814.6	Rs.	86,090.0	100%

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

We market our services aggressively through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We seek to establish a relationship with a retail customer and then expand it by offering more products and expanding our distribution channels so as to make it easier for the customer to do business with us. We believe this strategy, together with the general growth of the Indian economy and the Indian upper and middle classes, affords us significant opportunities for growth.

As of March 31, 2009, we had 1,413 branches, including 11 extension counters, and 3,295 ATMs in 528 cities. We also provide telephone banking in 504 cities as well as Internet and mobile banking. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to receiving regulatory approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were approximately 60% of our gross loans as of March 31, 2009. Apart from our branches, we use our ATM screens and the Internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for the making of payments.

The following table shows the value and share of our retail credit products:

	At March 31, 2009 Value				% of Total Value
	(in millions)
Retail Loans:
Auto loans	Rs.	156,283.8	US$	3,072.2	24.7%
Personal loans		90,062.0		1,770.4	14.3%
Retail business banking		132,323.8		2,601.2	20.9%
Commercial vehicles and construction equipment finance		80,582.2		1,584.1	12.7%
Two wheeler loans		19,423.3		381.8	3.1%
Credit cards		39,240.7		771.4	6.2%
Loans against securities		7,265.5		142.8	1.2%
Housing Loans		50,690.7		996.5	8.0%
Other retail loans		44,521.9		875.3	7.0%

Total retail loans		620,393.9		12,195.7	98.0%
Mortgage-backed securities		8,681.3		170.7	1.4%
Asset-backed securities		3,690.1		72.5	0.6%

Total retail assets	Rs.	632,765.3	US$	12,438.9	100.0%

Note:	The figures above, exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

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

Retail Business Banking

We address the borrowing needs of the community of small businessmen near our bank branches by offering facilities such as credit lines, term loans for expansion or addition of facilities and discounting of credit card receivables. We classify these business banking loans as a retail product. Such lending is typically secured with current assets as well as immovable property and fixed assets in some cases. We also offer letters of credit, guarantees and other basic trade finance products, foreign exchange and cash management services to such businesses.

Commercial Vehicles and Construction Equipment Finance

We provide secured financing for commercial vehicles and provide working capital, bank guarantees and trade advances to transportation operators. In addition to funding domestic assets, we also finance imported assets for which we open foreign letters of credit and offer treasury services, such as forward exchange cover. We coordinate with manufacturers to jointly promote our financing options to their clients.

Two-Wheeler Loans

We offer loans for financing the purchase of scooters and motorcycles. We market this product in ways similar to our marketing of auto loans.

Credit Cards

We offer credit cards from the VISA and MasterCard stable, including gold, silver, corporate, platinum, titanium, signature and world credit cards. We had approximately 4.4 million cards outstanding as of March 31, 2009, as against 3.8 million as of March 31, 2008.

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

Other Retail Loans

Such loans primarily include overdrafts against time deposits, health care equipment financing loans, tractor loans, loans against gold and ornaments, loans to self-help groups and small loans to farmers.

Mortgage-backed Securities and Home Loans

In fiscal 2003, we entered the home loan business through an arrangement with HDFC Limited. Under this arrangement, we sell home loans provided by HDFC Limited, which approves and disburses the loans. The loans are booked in the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited is obligated to offer us up to 70% of the fully disbursed home loans sourced under the arrangement through the issue of mortgage-backed pass-through certificates (“PTCs”) or through the loan assignment route. We have the option to purchase the mortgage-backed PTCs or the underlying loans at the underlying home loan yields less a spread of 1.25% payable towards the administration and servicing of the loans. A part of the home loans also qualifies for our directed lending requirement.

We also invest in mortgage-backed securities of other originators. These mortgages are generally in India. Most of these securities also qualify towards our directed lending obligations.

After the merger of Centurion Bank of Punjab Limited (CBOP) with HDFC Bank, the CBOP portfolio of home loans was transferred to the HDFC Bank’s loan book.

Asset-backed Securities

We invest in auto, two-wheeler, commercial vehicle and other asset-backed securities, represented by PTCs. These securities are normally credit-enhanced and sometimes qualify for our directed lending requirements. These assets are generally in India.

Loan Assignments

We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations. Such loans are included within the categories described above based on underlying exposures.

Sale/Transfer of Receivables

We securitize our retail loan receivables through independent special purpose vehicles (“SPVs”) from time to time. In respect of these transactions, we provide credit enhancements generally in the form of cash collaterals/guarantees/interest spreads and/or by subordination of cash flows to senior PTCs. We also enter into sale transactions, which are similar to asset-backed securitization transactions through the SPV structure, except that such portfolios of retail loan receivables are assigned directly to the purchaser and are not represented by PTCs. During fiscal 2008 and 2009, we sold performing retail loans with carrying values of Rs. 2.9 billion and Rs. 22.2 billion, respectively.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented 69.8% of our total deposits as of March 31, 2009 as per Indian GAAP. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2009
	Value (in millions)				% of total	Number of accounts (in thousands)	% of total
Savings	Rs.	334,011.0	US$	6,566.0	33.5%	10,746	72.6%
Current		142,839.0		2,807.9	14.3%	1,175	7.9%
Time		520,126.0		10,224.6	52.2%	2,872	19.4%

Total	Rs.	996,976.0	US$	19,598.5	100.0%	14,793	100%

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

Other Retail Services and Products

Debit Cards

Our debit cards may be used with more than 428,000 merchant point-of-sale machines and over 36,000 ATMs in India and more than 26 million merchant outlets and 1.0 million ATMs worldwide. We were the first in India to issue international Visa Electron debit cards on a nationwide basis and currently issue both Visa and MasterCard debit cards.

Individual Depositary Accounts

We provide depositary accounts to individual retail customers for holding debt and equity instruments. Securities traded on the Indian exchanges are generally not held through a broker’s account or in street name. Instead, an individual has his own account with a depositary participant for the particular exchange. Depositary participants, including us, provide services through the major depositaries established by the two major stock exchanges. Depositary participants record ownership details and effectuate transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting.

Mutual Fund Sales

We offer our retail customers units in most of the large and reputable mutual funds in India. In some cases we earn front-end commissions for new sales and additional fees in subsequent years. We distribute mutual fund products primarily through our branches and our private banking advisors.

Insurance

As of March 31, 2009, we had arrangements with HDFC Standard Life Insurance Company and Bajaj Allianz General to distribute their life insurance products and general insurance products to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years while the policy is still in force. In fiscal 2010 our arrangement with Bajaj Allianz General to distribute their general insurance products has been terminated. We have replaced this with an arrangement with HDFC ERGO General Insurance Company Limited.

Precious Metals

We import gold bars for sale to our retail customers through our branch network.

Investment Advice

We offer our customers a broad range of investment advice, including advice regarding the purchase of Indian debt, equity shares, and mutual funds. We provide our high net worth private banking customers with a personal investment advisor who can consult with them on their individual investment needs.

Bill Payment Services

We offer our customers utility bill payment services for leading utility companies, including electricity, telephone, mobile telephone and Internet service providers. Customers can also review and access their bill details through our direct banking channels. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels—ATMs, telephone banking, Internet banking and mobile telephone banking.

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as preferential loan rates, and in some cases lower minimum balance requirements. As of March 31, 2009, these accounts constituted approximately 45% of our total retail savings accounts by number and approximately 34% of our retail savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 84.1 billion as of March 31, 2009.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances, including services offered in partnership with third parties, such as Western Union. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services comprises upper- and middle-income individuals and high net worth customers. We also target small businesses, trusts and non-profit corporations. As of March 31, 2009, 10% of our retail deposit customers contributed approximately 62% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package. We cross-sell many of our retail products to our customers. We also market our auto loan and two-wheeler loan products through joint efforts with relevant manufacturers and distributors.

We have programs that target other particular segments of the retail market. For example, our private and preferred banking programs provide customized financial planning to high net worth individuals in order to preserve and enhance their wealth. Private banking customers receive a personal investment advisor who serves as their single-point contact and compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service-intensive as our private banking program, preferred banking offers similar services to a slightly broader target segment. Top revenue-generating customers of our preferred banking program are channeled into our private banking program.

Wholesale Banking

Overview

We provide our corporate and institutional clients a wide array of commercial banking products and transactional services with an emphasis on high quality customer service and relationship management.

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products and corporate deposit products. Our financing products include loans, overdrafts, bill discounting and credit substitutes, such as commercial papers, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

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

We also purchase credit substitutes, which typically comprise of commercial paper, debentures and preference shares issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and we bear the same customer risk as we do for loans extended to these customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. Our credit substitutes have declined over the last three years primarily due to our customers’ increased preference for loans which may have resulted from regulations that require the listing and rating of corporate paper.

The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify cash credit facilities and bill discounting as working capital loans, and commercial paper, debentures and preference shares as credit substitutes (which in turn are classified as investments).

	As of March 31,
	2007		2008		2009		2009
	(in millions)
Gross commercial loans:
Working capital	Rs.	76,421.6	Rs.	118,766.9	Rs.	154,054.9	US$	3,028.4
Term loans		149,717.7		168,002.0		236,597.1		4,651.0

Total commercial loans	Rs.	226,139.3	Rs.	286,768.9	Rs.	390,652.0	US$	7,679.4

Credit substitutes:
Commercial paper	Rs.	99.4	Rs.	349.8	Rs.	961.1	US$	18.9
Non-convertible debentures		6,382.4		4,645.0		3,262.1		64.1
Preference shares		277.2		52.1		29.1		0.6

Total credit substitutes	Rs.	6,759.0	Rs.	5,046.9	Rs.	4,252.3	US$	83.6

Customer assets	Rs.	232,898.3	Rs.	291,815.8	Rs.	394,904.3	US$	7,763.0

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2007		2008		2009		2009
	(in millions)
Bill collection	Rs.	443,458.6	Rs.	526,461.8	Rs.	971,231.8	US$	19,092.4
Documentary credits		67,116.4		194,879.8		357,541.3		7,028.5
Bank guarantees		22,368.6		42,578.8		65,200.6		1,281.7

Total	Rs.	532,943.6	Rs.	763,920.4	Rs.	1,393,973.7	US$	27,402.7

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

Foreign Exchange and Derivatives

We offer our corporate customers foreign exchange and derivative products, including spot and forward foreign exchange contracts, interest rate swaps, currency swaps, currency options and other derivatives. We are a leading participant in many of these markets in India and believe we are among a few Indian banks with expertise in derivatives, a market currently dominated by foreign banks.

Investment banking

We have recently launched investment banking services. We currently focus on providing debt and loan syndication as well as private placements as an added offering for our wholesale banking customers.

Precious Metals

We are in the business of importing gold and silver bullion to leverage our distribution and servicing strengths and cater to the domestic bullion trader segment. We generally import bullion on a consignment basis so as to minimize price risk.

Wholesale Deposit Products

As of March 31, 2009, we had wholesale deposits totaling Rs. 431.1 billion, which represented 30.2% of our total deposits and 23.5 % of our total liabilities, including shareholders’ equity as per Indian GAAP. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

Our primary cash management service is check collection and payment. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we can effectively provide nationwide collection and disbursement systems for our corporate clients. This is especially important because there is no nationwide payment system in India, and checks must generally be returned to the city from which written, in order to be cleared. Because of mail delivery delays and the variations in city-based inter-bank clearing practices, check collections can be slow and unpredictable, and can lead to uncertainty and inefficiencies in cash management. We believe we have a strong position in this area relative to most other participants in this market. Although the public sector banks have extensive branch networks, many of their branches typically are still not electronically linked. The foreign banks are restricted in their ability to expand their branch network.

As of March 31, 2009, over 11,000 wholesale banking clients used our cash management services. These clients include leading Indian private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.

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

Correspondent Banking Services

We act as a correspondent bank for cooperative banks, cooperative societies and foreign banks. We provide cash management services, funds transfers and services, such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our cost of funds.

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

Tax Collections

We were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2008 and fiscal 2009, we collected more than Rs. 600 billion and Rs. 700 billion, respectively, of direct taxes for the government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal 2008 and fiscal 2009, we collected Rs. 127.0 billion and Rs. 167.0 billion, respectively, of such indirect taxes for the government of India and relevant state governments. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

Treasury

Our Treasury Group manages our balance sheet, including our maintenance of reserve requirements and the management of market and liquidity risk. Our Treasury Group also provides advice and execution services to our corporate and institutional customers with respect to their foreign exchange and derivatives transactions. In addition, our Treasury Group seeks to optimize profits from our proprietary trading, which is principally concentrated on Indian government securities.

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

Foreign Exchange

We trade spot and forward foreign exchange contracts, primarily with maturities of up to three years, with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We believe we are a market maker in the dollar-rupee segments. Although spreads are very narrow, our total volume of trading is significant, with over US$ 700 billion in foreign exchange traded in fiscal 2009.

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2009, we had an internal approved limit of Rs. 400 million for secondary market purchases and Rs. 100 million for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2009 was approximately Rs. 46.2 million. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2009, we had an aggregate of 1,413 branches, including 11 extension counters. Our branch network covers 528 cities in India. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

Almost all of our branches focus exclusively on providing retail services and products, though a few also provide wholesale banking services. The range of products and services available at each branch depends in part on the size and location of the branch. Our extension counters typically are small offices, primarily within office buildings, that provide specific commercial and retail banking services.

As part of its branch licensing conditions, the RBI requires that at least 25% of our branches (not including extension counters) be located in semi-urban or rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000 people. A rural area is defined as a center with a population of less than 10,000 people. These population figures relate to the 2001 census conducted by the government of India. As of March 31, 2009, 422 of our branches (not including extension counters) were in such semi-urban or rural areas.

We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations. We have representative offices in the United Arab Emirates and Kenya and have recently opened a wholesale banking branch in Bahrain which commenced operations in September 2008, through this branch we provide services to Indian corporates and their affiliates to cater to their international banking requirements.

Automated Teller Machines

As of March 31, 2009, we had a total of 3,295 ATMs, of which 1,749 were located at our branches or extension counters and 1,546 were located off site, including at large residential developments, or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, depositing cash / cheques and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or Non-HDFC Bank ATMs. ATM cards issued by other banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction. Our Debit Cards can be used on ATMs of other Banks while our ATM cards can be used on most of the ATM networks (other than Visa and Mastercard) .

Telephone Banking

We provide telephone banking services to our customers in 504 cities. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, inquire as to balances and order stop payments. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

Mobile Telephone Banking

Using our Mobile Banking Platform, customers can perform enquiry based non-financial transactions such as balance enquiries, requests for account statements, requesting for mini statements of their transactions etc. We offer our customers the ability to carry out financial transactions from their mobile phone using “ ngpay. ” Customers can carry out financial transactions, such as Transfering Funds within and outside the Bank and Mobile Commerce using their HDFC Bank account by downloading this application on their mobile phone.

Internet Banking

Through our “Net Banking” channel, customers can access account information, track transactions, order cheque books, request stop cheque payments, transfer funds between accounts and to third parties who maintain accounts with us, open fixed deposits, give instructions for the purchase and sale of units in mutual funds, pay bills, and make demand draft requests. We encourage use of our internet banking service by offering some key services for free or at a lower cost.

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk (which includes liquidity risk and price risk) and operational risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage risk throughout the Bank.

Credit Risk

Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through (a) our target market definitions, (b) our credit approval process, (c) our post-disbursement monitoring, and (d) our remedial management procedures.

Wholesale Credit Risk

The Wholesale Credit Risk team, within the Credit & Market Risk Department, is primarily responsible for implementing the credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, carrying out an independent assessment of credit risk, approving individual credit exposures and ensuring portfolio composition and quality. In addition to the credit approval process, there is also a framework for the review and approval of credit ratings.

For our wholesale banking products, we seek to target the leaders in each of the segments that we operate in. Thus, we target leading private businesses and public sector enterprises in the country, subsidiaries of multinational corporations and leaders in the Small & Medium Enterprises (SME) segment. We also have product specific offerings for entities engaged in the capital markets and commodities businesses.

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

Each credit is evaluated by the business units against the credit standards prescribed in the Credit Policies of the Bank. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Credit & Market Risk Department.

The Bank has in place a process of grading each borrower according to its financial health and the performance of its business, and each borrower is assigned a rating on a scale of 1 to 10 (1 indicating the best and 10 the worst). We have specific models applicable to each significant segment of wholesale credit (e.g. large corporate, SME – manufacturing, SME – Services, and NBFC). Each model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

Based on an adequately comprehensive risk assessment, credit exposure limits are set on individual counterparties. These limits take into account the overall potential exposure on the counterparty, be it on balance sheet or off balance sheet, across the banking book and the trading book, including foreign exchange and derivatives exposures. These are reviewed in detail at annual or more frequent intervals.

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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower / business group—Exposure to a borrower/business group is subject to the general ceilings established by the Reserve Bank of India (RBI) from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15 percent of the capital funds. This limit may be exceeded by an additional 5 percent (i.e. up to 20 percent) provided the additional credit exposure is on account of infrastructure. The exposure-ceiling limit in the case of a borrower group is 40 percent of the capital funds. This limit may be exceeded by an additional 10 percent (i.e. up to 50 percent) provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, the Bank may, in exceptional circumstances, with the approval of the Board, consider increasing its exposure to a borrower up to an additional 5 percent of the capital funds. For certain blue chip clients and reputed groups or in particular for entities whose borrowings / bonds qualify as Priority Sector Lending, the Bank may approach RBI for single/group borrower ceilings higher than the prescribed limits.

b) Industry—Exposure to any one industry cannot exceed 12 percent of aggregate exposures – for this purpose advances and investments (customer assets) would be aggregated together. Retail advances are exempt from such ceiling. Further, exposure to banks and state sponsored financial institutions is capped at a level of 25 percent.

c) Risk grading—The Bank may not assume any incremental exposures on borrowers with an internal risk grading of 7 or worse, except on a highly secured basis or as part of a rehabilitation/restructuring plan. Further, the Bank has set quantitative ceilings on aggregate funded exposure (excluding retail assets) specific to each rating category.

While we primarily make our credit decisions on a cash flow basis, we also obtain security for a significant portion of credit facilities extended by the Bank as a second potential remedy. This can take the form of a floating charge on the movable assets of the borrower or a (first or residual) charge on the fixed assets and properties owned by him. We may also require guarantees and letters of support from the flagship companies of the group in cases where facilities are granted based on our comfort level or relationship with the parent company.

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

Retail Credit Risk

The Bank offers a range of retail products, such as auto loans, personal loans, two-wheeler loans, loans against securities, commercial vehicle loans, construction equipment loans, loans to transport operators and credit cards. Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in each retail loan category. There are product programs for each of these products, which define the target markets, credit philosophy, process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.

For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviations therefrom need to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contactability and profile. Our credit policies/product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgment of our senior officers.

The Retail Credit Risk team manages Credit Risk in retail assets and has the following constituents:

(a) Central Risk Unit: The Central Risk Unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for launch of new products and new geographies. The Central Risk Unit also conducts periodic reviews that cover Portfolio MIS, Credit MIS and Post-Approval Reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.

(b) Retail Underwriting: The unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies/procedures, as applicable.

(c) Risk Intelligence and Control: This unit is responsible for sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availment of loans. The unit initiates market reference checks to avoid recurrence of frauds and financial loss to the Bank.

(d) Retail Collections Unit: This unit is responsible for remedial management of problem exposures in retail assets. The collections unit uses specific strategies for various segments and products for remedial management.

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

Market Risk

Market risk refers to the potential loss on account of adverse change in market variables or other risk factors which affect the value of financial instruments which the Bank holds. The financial instrument holdings may include investment in money market instruments, equities, bonds, positions in foreign exchange spot, forwards and derivative instruments, interest rates swaps and currency swaps and options. The other major source of exposure arises on account of mismatch in loans and advance book.

The market variables which affect the valuation of these instruments typically include interest rates, equity prices, commodity prices, exchange rates and volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earning from the upside potential, there is always a possibility of downside risk. Thus, the Bank has to constantly review the positions to ensure that the risk on account of such positions is within the Bank’s overall risk appetite. The Bank’s risk appetite is set through a pre-approved treasury limit, counterparty exposure limit and ALM limit. The process for monitoring and review of risk exposure is outlined in the risk procedure manual and policies.

The board of directors reviews and approves the policies for the management of market risks by way of risk limits. The Risk Monitoring Committee of the board of directors approves market risk policies and procedures and reviews market risk limits of various operating levels. The board of directors has delegated the responsibility for ongoing balance sheet market risk management to the Asset Liability Committee. This committee, which is chaired by the Managing Director and includes the heads of the business groups, meets every alternate week and more often when conditions require. The Asset Liability Committee reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on the balance sheet and business. Finally, it ensures adherence to ALM market risk limits and decides on the inter-segment transfer pricing policy. The Market Risk Department specifies the risk valuation methodology of various treasury products, formulates procedures for portfolio risk valuation, assesses market risk factors and recommends various market risk controls for various treasury desks. The treasury mid-office is responsible for reporting market risks arising form the treasury desks.

The Financial Control Department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the Asset Liability Committee are being observed. Our Treasury Group also assists in implementing asset liability strategy and in providing information to the Asset Liability Committee.

The following briefly describes our policies and procedures with respect to asset liability management, liquidity risk, price risk and other risks, such as foreign exchange and equities risks.

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

Price Risk

Price risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates and exchange rates. Our Treasury Group is responsible for implementing the price risk management process within the limits approved by the board of directors. We measure price risk through a three-stage process, the first part of which is to estimate the sensitivity of the value of a position to changes in market factors to which our business is exposed. We then estimate the volatility of market factors. Finally, we aggregate portfolio risk. We manage price risk principally by establishing limits for our money market activities, foreign exchange activities, interest rate and equities and derivatives activities. In addition, certain limits are also prescribed by the RBI.

We monitor and manage our exchange rate risk through a variety of limits on our foreign exchange activities. The RBI also limits the extent to which we can deviate from a “near square” position at the end of the day (where sales and purchases of each currency are matched). Our own policies set limits on maximum open positions in any currency during the course of the day as well as on overnight positions. We also have gap limits that address the matching of forward positions in various maturities and for different currencies. In addition, the RBI approves the aggregate gap limit for us. This limit is applied to all currencies. We also have stop-loss limits that require our traders to realize and restrict losses. We evaluate our risk on foreign exchange positions on a daily basis using a value-at-risk model.

We impose position limits on our trading portfolio of marketable securities. These limits, which vary by tenor, restrict the holding of marketable securities of all kinds depending on our expectations about the yield curve. We also impose trading limits such as, value-at-risk and stop-loss limits.

Our derivatives risk is managed by the fact that we do not enter into or maintain unmatched positions with respect to non-rupee-based derivatives. Our proprietary derivatives’ trading is primarily limited to rupee-based interest rate swaps and rupee currency options. We impose trading limits, such as value-at-risk and stop-loss limits.

The day-to-day monitoring and reporting of market risk and counterparty risk limits is carried out independently by the treasury mid-office department. The treasury mid-office department is independent of the treasury department and has a reporting line to the head of credit and market risk.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk management encompasses identification, assessment, review, control and reporting of key operational risks.

Some of the key principles ingrained in the Bank’s business operations towards effective operational risk management cover, inter-alia, segregation of functions, strong management team with vast experience in diverse fields, well defined processes, standard operating manuals and job cards, transaction verification and authorization systems, distributed processing, staff training and an effective internal audit process.

As part of the Bank’s overall Operational Risk Management, there is a clear line of reporting at every function which facilitates reporting, monitoring and control of operational risk events. Further, reporting and measurement is also achieved through various Management Information Systems attached with each operational process which are generated and monitored regularly. Losses and issues relating to operational risk are promptly reviewed and gaps, if any, are suitably addressed.

The Bank has robust information technology with disaster recovery capability for critical components apart from having an integrated Business Continuity Planning (BCP) initiative for all business operations of the bank. A BCP committee oversees strategy and implementation of disaster and business continuity framework of the Bank. The Bank has an Information Security Committee which oversees strategy and implementation of information security policies and procedures for the entire Bank.

The Bank has adopted the ‘Basic Indicator Approach’ for operational risk capital calculation

Competition

We face strong competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions.

Retail Banking

In retail banking, our principal competitors are the large public sector banks, which have much larger deposit bases and branch networks, other new private sector banks and foreign banks in the case of retail loan products. The retail deposit share of the foreign banks is quite small by comparison to the public sector banks, however, some of the foreign banks have a significant presence among non-resident Indians and also compete for non-branch-based products.

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

Employees

The number of our employees increased from 37,836 as of March 31, 2008 to 52,687 as of March 31, 2009. The growth in the employee base was in line with the growth in the bank’s businesses and distribution both inorganically as well as organically. Most of our employees are located in India.

We consider our relations with our employees to be good. Since the merger with Centurion Bank of Punjab, 394 employees of the erstwhile Lord Krishna Bank Ltd. (which was merged with Centurion Bank of Punjab with effect from August 29, 2007), continue to be part of a labor union. These employees represent approximately 0.8% of the Bank’s total employees.

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

Properties

Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. In addition to the corporate office we have administrative offices in most of the metros and some major cities in India.

As of March 31, 2009, we had a network consisting of 1,413 branches, including 11 extension counters, and 3,295 ATMs, including 1,546 at non-branch locations. These facilities are located throughout India.

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

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate of the Indian banking industry over the last three fiscal years. For example, our total advances in the three-year period ended March 31, 2009 grew at a compounded annual growth rate of 35.6%, as against 18% for the Indian Banking Industry. This growth rate is partially attributable to our acquisition of Centurion Bank of Punjab in May 2008, and the impact of this on our balance sheet.

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

In addition, expansion into new businesses and financial services product offerings will require proper oversight and management. The new businesses will need to be set up and run profitably and the formation of new strategic business units will need to be streamlined into our existing operations. These new businesses and business units will be formed across India, as well as internationally. Integrating the operations, not only domestically throughout India, but also throughout our operations overseas, will increase the need for high level management. In addition, the financial prospects of the new businesses are often uncertain and there can be no assurance that the new businesses will be profitable. These new businesses may also shift the financial and managerial resources away from other areas of our operations. In such a case, our other operations could suffer and our performance as a whole could also decline. If we are unable to manage this growth process properly, its business prospects, financial position and profitability may be materially adversely affected.

An inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and ADSs.

Our business is vulnerable to volatility in interest rates.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2009, net interest revenue after allowances for credit losses represented 61.0% of our net revenue. Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. This difference could result in an increase in interest expense relative to interest revenue, leading to a reduction in our net interest revenue and net interest margin. In addition, a rise in interest rates could negatively affect demand for our loans and other products.

Interest rates are highly sensitive to many factors beyond our control, including the monetary policies of the RBI, deregulation of the financial sector in India, domestic and international economic and political conditions and other factors. Yields on the Indian government’s ten-year bonds were 8.0%, 7.9% and 7.0% as of March 31, 2007, March 31, 2008 and March 31, 2009, respectively. Any volatility in interest rates could adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

If the level of non-performing loans in our portfolio increases, then our business could suffer.

Our gross non-performing loans and impaired credit substitutes as per Indian GAAP represented 2.0% of our gross customer assets as of March 31, 2009 . Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.6% of our net customer assets portfolio as of March 31, 2009 Additionally, the Bank has restructured the payment terms of certain loans. As on March 31, 2009 these represented 0.1% of our gross customer assets.

        As of March 31, 2009, we had provided for 106.7% of our total non-performing loans. We cannot assure you that our provisions will be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a relatively young bank and we have not experienced a significant and prolonged downturn in the economy.

A number of factors outside of our control could affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, global turmoil experienced in the current fiscal year, movements in global commodity markets, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI, or the government of India. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we may be required to increase our provisions, which may affect our earnings and may result in us being unable to execute our business plan as expected, which could adversely affect the price of our equity shares and ADSs.

We have high concentrations of customer exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected.

We calculate customer and industry exposure in accordance with the policies established by Indian GAAP and the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds, deposit certificates issued by banks and equity shares). As of March 31, 2009, our largest single customer exposure was Rs. 32.0 billion, representing approximately 17.5% of our capital funds valuation, and our ten largest customer exposures totaled approximately Rs. 148.5 billion, representing approximately 81.1% of our capital funds valuation, in each case as per RBI guidelines based on Indian GAAP figures. In accordance with RBI regulations, we received approval from our Board of Directors for the fact that our top single customer exposure exceeded the RBI prescribed limit of 15.0% of our capital funds. The said customer exposure was within the revised prudential limit of 25.0% of our capital funds (as applicable to exposures to oil companies to whom bonds have been issued by the Government of India). None of the ten largest customer exposures were classified as non-performing as on March 31, 2009. However, if any of our ten largest customer exposures were to become non-performing, the quality of our portfolio and our business could be adversely affected.

We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2009, our largest industry concentrations, in each case based on Indian GAAP figures, were as follows: road transport (5.0%), banks and financial institutions (4.4%) , and non-banking finance companies and financial intermediaries (4.0%). In addition, as of that date approximately 48.5% of the concentration of our exposure was retail (except where otherwise included in the above classification). As of that date, our total non-performing loans and investments were concentrated in the following industries: wholesale and retail trade (8.9%), road transport (6.0%), food & beverages (4.0%), telecom (3.2%) and textiles (2.3%).

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

Although we typically lend on a cash-flow basis, we take collateral for a large proportion of our loans, consisting of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities).

Although there has been recent legislation which may strengthen the rights of creditors and lead to faster realization of collateral in the event of default, we cannot guarantee that we will be able to realize the full value of our collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, stock market downturns, defects in the perfection of collateral and fraudulent transfers by borrowers. The global economic slowdown has led to a downturn in the real estate markets which in turn has and may continue to result in further declines in the value of our collateral. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed.

In addition, the RBI has set forth guidelines on corporate debt restructuring. The guidelines envisage that for debt amounts of Rs. 1 billion and above, 60% of the creditors by number, in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 20% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice.

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

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. We must maintain this minimum capital adequacy level to support our continuous growth. The Bank adopted the Basel II framework as of March 31, 2009. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 15.69% as of March 31, 2009 as per Basel II and 15.09% as per Basel I. Our ability to support and grow our business could be limited by a declining capital adequacy ratio if we are unable to or have difficulty accessing the capital markets.

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

The Indian banking industry may experience greater consolidation. There may be mergers and consolidations among public sector banks as well as private banks. We may face more competition from larger banks as a result of any such consolidation.

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

As per RBI norms, a bank’s capital market exposure is limited to 40.0% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. The Bank’s capital market exposure as at 31 March 2009 was Rs. 43.2 billion or 36.3% of its net worth on a non-consolidated basis and 36.7% on a consolidated basis. In the future if we fail to meet these regulatory limits, we may face difficulties in getting other regulatory approvals necessary to conduct business in the normal course. This could have a material adverse effect on our business. In addition, as a result of the Bank’s capital market exposure, a significant or prolonged downturn on the Indian stock exchanges may adversely affect the Bank’s business and the price of our equity shares and ADSs.

Significant fraud, system failure or calamities could adversely impact our business.

Our business is highly dependant on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring system security and availability is of paramount importance. The Bank has a robust IT Governance and Information Security Program to meet this requirement. We have established systemic and operational controls to prevent adverse impact from frauds, errors, hacking and system failures.

However, even having implemented these controls, a complete immunity against such risks cannot be guaranteed. A significant system breakdown or system failure caused due to intentional or unintentional acts could have a material adverse impact on our business and may lead to financial loss. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we will be able to restore data and resume processing. However it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario, where the primary site is completely unavailable, there may be significant disruption to the Bank’s operations, leading to financial impact.

HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions.

HDFC Limited and its subsidiaries owned 19.38% of our equity as of March 31, 2009. Additionally HDFC Limited holds 26,200,220 warrants convertible into an equivalent number of equity shares (which if converted would increase the state of HDFC Limited and its subsidiaries to over 20%). So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate the two directors who are not required to retire by rotation to our board, including the Chairman and our Managing Director, subject to RBI approval. Accordingly, HDFC Limited may be able to exercise substantial control over our board and over matters subject to a shareholder vote.

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

Although we currently have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies or may effectively prevent us from taking advantage of business opportunities. As a result, any conflicts of interest between HDFC Limited and us or any other HDFC group company and us could adversely affect our business and the price of our equity shares and ADSs.

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us.

RBI guidelines prescribe a policy framework for the ownership and the governance of private sector banks. The guidelines state that no single entity or group of entities will be permitted to own or control, directly or indirectly, more than 10% of the paid up capital of a private sector bank without RBI approval. The implementation of such a restriction will discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. The RBI’s acknowledgement is required for the acquisition or transfer of a bank’s shares, which will take the aggregate holding (both direct and indirect, beneficial or otherwise) of an individual or a group to equivalent of 5% or more of its total paid up capital. The RBI, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests.

We may face increased competition as a result of revised guidelines that relax restrictions on the presence of foreign banks in India.

The Government of India regulates foreign ownership in private sector banks. The total foreign ownership in a private sector bank cannot exceed 74% of its paid up capital. The RBI on February 28, 2005 released a “Roadmap for Presence of Foreign Banks in India and Guidelines on ownership and governance in Private sector banks” (the “Roadmap”).

The Roadmap envisages two phases, during the first phase, between March 2005 and March 2009, foreign banks were permitted to establish their presence in India by way of setting up a wholly-owned banking subsidiary (“WOS”) or converting their existing branches into a WOS. The WOS should have minimum capital of Rs. 3 billion and have to ensure sound corporate governance.

Initially, equity participation by banks would be permitted only in the private sector banks that are identified by the RBI for restructuring. On an application made by a foreign bank for acquisition of 5% or more in any private bank, the RBI would consider the standing and reputation of the foreign bank and shall permit such acquisition only if it is satisfied that the investment by such foreign bank is in the long term interest of all the stake holders of the investee bank.

It was proposed that after viewing the first phase; beginning April 2009 foreign banks will be allowed to acquire upto 74% of equity capital in private sector banks in India. Taking a view of the current global financial turmoil and concerns regarding financial strength of banks around the world, the RBI has decided to put on hold the second phase of the Roadmap and leave unchanged its policy on the presence of foreign banks in the country. While announcing its annual policy for the fiscal 2010 the RBI said that it would continue with the current policy and procedures governing the presence of foreign banks in India. A review will happen once there is greater clarification regarding stability, recovery of the global financial system, and a shared understanding on the regulatory and supervisory architecture around the world. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and could have a material adverse effect on our business.

We need to obtain prior RBI approval for opening new branches to increase our infrastructure and expand our reach into different geographical segments. Delay in getting approval for branches could have a negative impact on our future financial performance.

The RBI introduced a liberalized branch licensing policy in September 2005. We have applied for branches under the policy in the past and obtained approvals for opening branches under the policy. However, any prolonged delay in the receipt of such licences could adversely affect our future financial performance.

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

On February 23, 2008, the Bank and Centurion Bank agreed in principle to the Merger of the two banks. Subsequently, on obtaining requisite approvals, Centurion Bank of Punjab Ltd. merged with us effective May 23, 2008 as per the order of the Reserve Bank of India (RBI) dated May 20, 2008.

While we believe that the benefits of the Merger will outweigh the overall costs, as with any merger, the risk exists that the final outcome of the Merger may not produce the benefits we anticipate. The success of the Merger depends, in part, on our ability to realize potential synergies, growth opportunities and cost savings from combining the businesses of Centurion Bank of Punjab with that of our own. The realization of such benefits of the Merger may be blocked, delayed or reduced as a result of numerous factors, some of which will be outside our control. There can be no assurance that issues connected with the Merger will not emerge and have a material adverse effect on the Bank’s financial condition and operations in the future.

If the goodwill recorded in connection with our recent acquisitions becomes impaired, we may be required to record impairment charges, which may adversely affect our financial results and the price of our securities.

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date.

Many of the Bank’s branches have been recently added to the Bank’s branch network and may not operate with the same efficiency as compared to the rest of the Bank’s existing branches.

As at 31 March 2008, we had 761 branches (the “Established Branches”). The merger of Centurion Bank of Punjab with us on May 23, 2008, resulted in an expansion of our network by over 400 branches. As at March 31, 2009, we had 1,413 branches, an increase of 651 branches during the most recent fiscal year (the “Newly Added Branches”). The Newly Added Branches are currently operating at a lower efficiency level as compared with our Established Branches. While we believe that the Newly Added Branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which may not be under our control. The sub-optimal performance of the Newly Added Branches, if continued over an extended period of time, may have a material adverse effect on our profitability.

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

Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Regulators in the jurisdictions in which we operate have the power to bring administrative or judicial proceedings against us (or our employees, representatives, agents and third party service providers), which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and future inquiries or investigations by regulatory and enforcement authorities, may result in regulatory action including financial penalties and restrictions on or suspension of the related business operations. In addition, failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third party service providers, our overseas offices, either in or outside the course of their services, or suspected or perceived failures by them, may result in inquiries or investigations by regulatory and enforcement authorities, in regulatory or enforcement action against either, us, our overseas offices or such employees, representatives, agents and third party service providers. Such actions may, amongst other consequences, impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, lead to additional costs, penalties, claims and expenses being incurred by us or impact adversely our ability to conduct business owing to implications on business continuity, possible distraction, lack of proper attention or time by such employees, representatives, agents and third party service providers to their official roles and duties, or suspension or termination by us of their services and having to find suitable replacements apart from personal liability, financial or other penalties and restrictions that may be imposed on or suffered by them, including personal liability for criminal violation.

The U.S. and global banking industry has experienced significant deterioration and volatility recently, which has had negative repercussions on the international banking industry and the global economy and, as a result, could present new challenges for our business.

Commencing in 2007 and continuing into 2009, certain adverse financial developments have impacted the U.S. and global financial markets, and the U.S. and global banking industries in particular. These developments include a general slowing of economic growth both in the U.S. and globally including bankruptcy filed by certain financial/ non-financial entities, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. Defaults by, and even rumors or questions about, the solvency of certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcy of, other institutions. The effects of the external shock on the economies where the Bank operates have already resulted in asset quality deterioration and the Bank expects further deterioration in asset quality to occur. Market turmoil and worsening macroeconomic conditions could materially adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn further increase our non-performing loan ratios and result in decreased demand for borrowings in general. Our customers may also significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. While it is difficult to predict how long these conditions will exist and which markets and businesses of our company may be affected, these developments could continue to present risks for an extended period of time for our industry and our Bank.

Risks Relating to Investments in Indian Companies

A slowdown in economic growth in India could cause our business to suffer.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. The global slowdown of the financial markets has contributed to a slowdown in the Indian financial and economic environment, with attendant higher unemployment rates and decreases in purchasing power. A continued slowdown in the Indian economy could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy could be adversely affected by volatile oil prices and consequent inflation and could also be adversely affected by a general rise in interest rates, weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. Finally, India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. It is difficult to gauge the impact of these fundamental economic changes on our business.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2009, has announced policies and taken initiatives that support the economic liberalization policies that have been pursued by previous central governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Any significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries could adversely affect the financial markets and our business.

Terrorist attacks, such as those in Mumbai in November 2008, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and also adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan might result in investor concern about stability in the region, which could adversely affect the price of our equity shares and ADSs.

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

Historically, our ADSs have traded on the New York Stock Exchange (the “NYSE”) at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges, although this premium has declined in recent years. See “Price Range of Our American Depositary Shares and Equity Shares” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time, some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. It is possible that in the future our ADSs will not trade at any premium to our equity shares and could even trade at a discount to our equity shares.

Investors in ADSs will not be able to vote.

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

Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. This “contagion” effect could cause an entire region or class of securities to become disfavored by international investors. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our business, our future financial performance, our shareholders’ equity and the price of our equity shares and ADSs.

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

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2005	U.S.$	50.0	U.S.$	19.6	105,071
2006		59.7		40.0	166,883
2007		80.0		43.0	230,175
2008
First Quarter		88.4		63.5	252,881
Second Quarter		107.8		70.9	420,506
Third Quarter		145.4		103.3	503,605
Fourth Quarter		140.7		85.3	664,692
2009
First Quarter		119.5		69.3	549,005
Second Quarter		97.0		61.2	855,756
Third Quarter		96.0		44.9	748,908
Fourth Quarter		77.5		45.5	609,457
Most Recent Six Months
March 2009		64.0		45.5	664,777
April 2009		78.7		59.4	538,643
May 2009		101.7		73.6	669,295
June 2009		110.2		93.2	472,768
July 2009		104.5		89.0	393,645
August 2009		101.6		92.3	327,719
September 2009 to date		115.0		94.5	334,078

The closing price for our ADSs on the NYSE was US$ 112.8 per ADS on September 25, 2009.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2005	Rs.	628.6	Rs.	256.2	U.S.$	12.4	U.S.$	5.0	325,118
2006		812.0		448.0		16.0		8.8	423,339
2007		1160.0		615.2		22.8		12.1	521,217
2008
First Quarter		1168.4		901.4		23.0		17.7	643,169
Second Quarter		1435.6		1068.1		28.2		21.0	516,689
Third Quarter		1784.1		1366.4		35.1		26.9	540,627
Fourth Quarter		1789.0		1226.0		35.2		24.1	733,692
2009
First Quarter		1547.8		1007.4		30.4		19.8	756,159
Second Quarter		1339.7		903.6		26.3		17.8	1,643,711
Third Quarter		1295.3		821.2		25.5		16.1	2,023,652
Fourth Quarter		1100.4		798.7		21.6		15.7	1,784,389
Most Recent Six Months
March 2009		1001.5		798.7		19.7		15.7	2,383,569
April 2009		1115.4		1000.0		21.9		19.7	1,761,177
May 2009		1444.5		1144.1		28.4		22.5	1,797,636
June 2009		1558.9		1370.8		30.6		26.9	1,303,419
July 2009		1515.8		1362.6		29.8		26.8	1,231,645
August 2009		1493.5		1375.4		29.4		27.0	941,160
September 2009 to date		1,636.7		1,425.0		32.2		28.0	871,491

The closing price for our equity shares on the National Stock Exchange was Rs. 1,608.6 (US$ 31.6) per share on September 25, 2009.

As of March 31, 2009, there were 548,774 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 77 had registered addresses in the United States and held an aggregate of 30,386 of our equity shares representing 0.007% of our shareholders. In our books only, the Depository, J.P. Morgan Chase Bank and Deutsche Bank Trust Company Americas, are the shareholders with respect to equity shares underlying ADSs and GDRs. We are unable to estimate the number of record holders of ADSs and GDRs in the United States and Luxembourg.

DESCRIPTION OF EQUITY SHARES

The Company

We are registered under Corporate Identity Number (CIN) L65920MH1994PLC080618 with the Registrar of Companies, Maharashtra State, India. Our Articles permit us to engage in a wide variety of activities, including all of the activities in which we currently engage or intend to engage, as well as other activities in which we currently have no intention of engaging.

Dividends

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of its shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends are generally declared as a percentage of par value and distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, issued the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder. The ADSs are evidenced by what is known as American Depositary Receipts or ADRs.

The depositary’s office is located at 4 New York Plaza, 13th Floor, New York, NY 10004.

Investors may hold ADSs either directly or indirectly through their broker or other financial institution. If an investor holds ADSs directly, by having an ADS registered in his name on the books of the depositary, he is an ADR holder. This description assumes that the investor holds his ADSs directly. If an investor holds the ADSs through his broker or financial institution nominee, he must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Investors should consult with their broker or financial institution to find out what these procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, investors must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR which contains the terms of ADSs. Investors can read a copy of the deposit agreement which was filed as an exhibit to the registration statement on Form F-1 we filed on July 12, 2001. Investors may also obtain a copy of the deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to the investor the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. The Investor will receive these distributions in proportion to the number of underlying shares that Investor’s ADSs represent.

Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash

The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution if this is practicable and can be done in a reasonable manner. The depositary will attempt to distribute this cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

Shares

In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. The depositary will sell any shares which would result in fractional ADSs and distribute the net proceeds to the ADR holders entitled to them.

Rights to Receive Additional Shares

In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, we do not furnish that evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

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

We cannot assure Investors that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

The depositary issues ADSs upon the deposit of shares or evidence of rights to receive shares with the custodian.

Except for shares that we deposit, no shares may be deposited by persons located in India, residents of India or for, or on the account of, such persons. Under current Indian laws and regulations, the depositary cannot accept deposits of outstanding shares and issue ADRs evidencing ADSs representing such shares without prior approval of the Government of India. However, an investor who surrenders an ADS and withdraws shares may be permitted to redeposit those shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding shares purchased by a non-resident of India on the local stock exchange and issue ADSs representing those shares. However, in each case, the number of shares re-deposited or deposited cannot exceed the number represented by ADSs converted into underlying shares.

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

When an Investor turns in his ADRs at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares in dematerialized form, for which the ADS holder will be required to open an account with a depositary participant of the National Securities Depositary Limited or Central Depositary Services (India) Limited to hold and sell the shares in dematerialized form upon payment of customary fees and expenses. See “Description of Equity Shares—Transfer of Shares.”

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing the Bank’s transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

Investors who hold ADRs have no voting rights with respect to the deposited equity shares. The depositary will abstain from exercising the voting rights of the deposited equity shares. Recently, the RBI examined the matter relating to the exercise of voting rights by the depositary and issued a circular dated February 5, 2007 pursuant to which the Bank furnished to the RBI a copy of its agreement with the depository. We have given an undertaking to the RBI stating that we will not recognize voting by the depositary if the vote given by the depositary is in contravention of its agreement with us and that we or the depositary will not bring about any change in our depository agreement without the prior approval of the RBI.

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

No amendment will impair an ADR holder’s right to surrender its ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADS to be amended, the Bank and the depositary may make the necessary amendments, which could take effect before an ADR holder receives notice thereof.

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

The depositary may own and deal in deposited securities and ADSs.

Disclosure of Interest in ADSs

From time to time we may request ADR holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which they own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

Investors in ADSs agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from us requesting that it forward any such requests to investors in ADSs and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

We may restrict transfers of the shares where any such transfer might result in ownership of shares in contravention of, or exceeding the limits under, the governmental approval which we received from the Indian government in connection with any offering, applicable law or our organizational documents. We may also instruct ADR holders that we are restricting the transfers of ADSs where such a transfer may result in the total number of shares represented by the ADSs beneficially owned by ADR holders contravening or exceeding the limits under the applicable law or our organizational documents. We reserve the right to instruct ADR holders to deliver their ADSs for cancellation and withdrawal of the shares underlying such ADSs.

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

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. ADR holders may inspect the depositary’s designated records at its office during regular business hours.

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

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs; and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

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

DIVIDEND POLICY

We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share				Total amount of dividends declared (1)
					(in millions)
Relating to Fiscal Year
2005	Rs.	4.50	US$	0.088	Rs.	1,400.7	US$	27.5
2006		5.50		0.108		1,722.3		33.9
2007		7.00		0.138		2,235.7		43.9
2008		8.50		0.167		3,012.7		59.2
2009		10.00		0.197		4,253.8		83.6

(1)	Includes dividends declared on shares held by the Employees Welfare Trust.

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

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2007, 2008 and 2009 and the selected balance sheet data as of March 31, 2008 and 2009 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2005, March 31, 2006, March 31, 2007 and selected income data for the years ended March 31, 2005 and March 31, 2006 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2009 have been translated into U.S. dollars at the rate on such date of Rs. 50.87 per US$1.00.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table. The following data does not include financial information about Centurion Bank of Punjab, which we acquired effective May 23, 2008.

	Year ended March 31,
	2005		2006		2007		2008		2009		2009
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	29,209.4	Rs.	43,528.0	Rs.	70,061.6	Rs.	104,249.7	Rs.	158,996.8	US$	3,125.5
Interest expense		13,223.7		19,621.8		33,145.1		49,414.0		86,114.9		1,692.8

Net interest revenue		15,985.7		23,906.2		36,916.5		54,835.7		72,881.9		1,432.7
Provisions for credit losses, net		3,048.2		5,032.0		8,250.3		13,367.7		20,394.9		400.9

Net interest revenue after provisions for credit losses		12,937.5		18,874.2		28,666.2		41,468.0		52,487.0		1,031.8
Non-interest revenue, net		8,211.5		12,147.9		14,999.7		20,346.6		33,603.0		660.6

Net revenue		21,149.0		31,022.1		43,665.9		61,814.6		86,090.0		1,692.4
Non-interest expense		11,413.9		17,846.8		27,426.1		42,261.8		63,154.9		1,241.6

Income before income tax expense		9,735.1		13,175.3		16,239.8		19,552.8		22,935.1		450.8
Income tax expense		3,125.4		3,965.7		5,142.9		6,307.6		7,737.4		152.1

Net income before minority interest		6,609.7		9,209.6		11,096.9		13,245.2		15,197.7		298.7
Minority interest		—		22.5		57.2		91.0		93.4		1.8

Net income	Rs.	6,609.7	Rs.	9,187.1	Rs.	11,039.7	Rs.	13,154.2	Rs.	15,104.3	US$	296.9

Per equity share data:
Earnings per equity share, basic	Rs.	22.78	Rs.	29.45	Rs.	35.10	Rs.	38.24	Rs.	36.40	US$	0.72
Earnings per equity share, diluted		22.60		29.08		34.60		37.75		36.21		0.71
Dividends per share		4.50		5.50		7.00		8.50		10.00		0.20
Book value (1)		159.22		176.49		205.10		336.44		586.52		11.53
Equity share data:
Equity shares outstanding at end of period		309.9		313.1		319.4		354.4		425.4		425.4
Weighted average equity shares outstanding — basic		290.1		311.9		314.6		344.0		415.0		415.0
Weighted average equity shares outstanding — diluted		292.5		315.9		319.1		348.4		417.1		417.1

ADS data (where 1 ADS represents 3 shares):

Earnings per ADS — basic		68.34		88.36		105.30		114.72		109.20		2.15
Earnings per ADS — diluted		67.80		87.24		103.80		113.25		108.63		2.14

	As of March 31,
	2005		2006		2007		2008		2009		2009
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	37,575.8	Rs.	61,194.3	Rs.	80,546.4	Rs.	147,208.0	Rs.	171,224.4	US$	3,365.9
Term placements (2)		8,699.6		10,243.7		12,815.8		5,917.6		34,473.2		677.7
Loans, net of allowance		256,486.9		395,274.3		536,730.9		715,345.3		986,495.0		19,392.5
Investments:
Investments held for trading		1,278.5		2,945.6		4,284.1		113,557.8		35,386.2		695.6
Investments available for sale		204,292.8		273,457.0		304,241.1		419,008.8		508,106.3		9,988.3
Investments held to maturity (3)		—		—		—		—		—		—
Total		205,571.3		276,402.6		308,525.2		532,566.6		543,492.5		10,683.9
Total assets	Rs.	535,544.2	Rs.	790,969.4	Rs.	1,013,185.9	Rs.	1,507,988.9	Rs.	2,020,744.8	US$	39,723.6
Long-term debt (including current portion)		5,028.1		17,899.9		33,601.5		32,832.4		68,452.2		1,345.6
Short-term borrowings (excluding current portion of long-term debt)		62,079.1		74,805.4		95,472.4		129,330.3		26,383.6		518.6
Total deposits		363,542.5		557,305.4		682,348.0		1,005,910.1		1,426,288.6		28,037.9
Of which:
Interest-bearing deposits		257,237.9		410,181.2		484,542.9		718,646.9		1,142,281.9		22,454.9
Non-interest bearing deposits		106,304.6		147,124.2		197,805.1		287,263.2		284,006.7		5,583.0
Total liabilities		486,206.2		735,476.6		947,356.2		1,388,281.6		1,770,691.7		34,808.1
Minority interest		—		225.3		321.6		462.0		556.1		10.9
Total Shareholders’ equity		49,338.0		55,267.5		65,508.1		119,245.3		249,497.0		4,904.6
Total liabilities and shareholders’ equity	Rs.	535,544.2	Rs.	790,969.4	Rs.	1,013,185.9	Rs.	1,507,988.9	Rs.	2,020,744.8	US$	39,723.7
	Year ended March 31,
	2005		2006		2007		2008		2009		2009
	(in millions)
Period average (4)
Interest-earning assets	Rs.	424,620.1	Rs.	589,311.1	Rs.	841,352.1	Rs.	1,077,606.7	Rs.	1,579,423.9	US$	31,048.2
Loans, net of allowance		204,919.0		323,709.9		467,362.5		641,422.4		992,040.0		19,501.5
Total assets		448,029.6		621,249.5		885,171.5		1,251,281.2		1,917,502.6		37,694.2
Interest-bearing deposits		250,310.9		338,085.5		491,948.4		661,884.6		1,114,880.3		21,916.3
Non-interest bearing deposits		92,382.6		125,616.3		170,468.2		247,083.6		248,822.0		4,891.3
Total deposits		342,693.5		463,701.8		662,416.6		908,968.2		1,363,702.3		26,807.6
Interest-bearing liabilities		298,276.8		419,000.5		594,152.0		763,617.7		1,253,236.8		24,636.1
Long-term debt		5,371.3		6,669.7		26,812.5		32,218.4		43,493.5		855.0
Short-term borrowings		42,594.6		74,245.3		75,391.1		69,514.7		94,863.0		1,864.8
Total liabilities		407,265.5		572,893.7		826,187.9		1,149,483.2		1,696,255.7		33,344.9
Shareholders’ equity		40,764.1		48,355.8		58,983.6		101,797.9		221,246.9		4,349.3

	As of or for the year ended March 31,
	2005	2006	2007	2008	2009
	(in percentage)
Profitability:
Net income (after minority interest) as a percentage of:
Average total assets	1.5	1.5	1.2	1.1	0.8
Average shareholders’ equity	16.2	19.0	18.7	13.0	6.8
Dividend payout ratio (5)	21.2	18.7	20.3	22.9	28.2
Spread (6)	3.5	3.8	4.0	4.8	4.3
Net interest margin (7)	3.8	4.1	4.4	5.1	4.6
Cost-to-net revenue ratio (8)	54.0	57.5	62.8	68.4	73.4
Cost-to-average assets ratio (9)	2.5	2.9	3.1	3.4	3.3
Capital:
Total capital adequacy ratio (10)	12.16	11.41	13.08	13.60	15.69
Tier 1 capital adequacy ratio (10)	9.60	8.55	8.57	10.30	10.58
Tier 2 capital adequacy ratio (10)	2.56	2.86	4.51	3.30	5.11
Average shareholders’ equity as a percentage of average total assets	9.1	7.8	6.7	8.1	11.6
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets (11)	1.5	1.2	1.2	1.2	1.9
Net non-performing customer assets as a percentage of net customer assets (11)	0.2	0.4	0.4	0.4	0.6
Total allowance for credit losses as a percentage of gross non-performing credit assets	133.2	118.2	128.1	144.2	125.5

1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.
2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
3)	During fiscal 2005 we transferred certain securities classified as “held to maturity” to the “available for sale” category for reasons not permitted under U.S. GAAP. As a result, we were required to transfer all remaining securities to the “available for sale” category and we are prevented from establishing a “held to maturity” portfolio until after March 31, 2007.
4)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.
5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy.”
6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
9)	Represents the ratio of non-interest expense to average total assets.
10)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the RBI, based on the financial statements prepared in accordance with the Indian GAAP up to March 31, 2008 as per Basel I guidelines and as of March 31, 2009 as per Basel II guidelines. See “Supervision and Regulation.”
11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2007					2008					2009
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	65,221.9	Rs.	1,891.1	2.9%	Rs.	30,631.2	Rs.	1,760.4	5.7%	Rs.	35,407.4	Rs.	1,434.7	4.1%
Term placements		10,993.8		790.8	7.2		14,248.4		1,182.7	8.3		25,020.3		1,261.4	5.0
Investments available for sale:
Tax free(1)		14,920.8		1,109.3	7.4		8,333.0		472.4	5.6		5,731.8		232.1	4.0
Taxable		264,519.6		18,298.7	6.9		327,523.6		24,789.0	7.6		481,193.9		35,404.8	7.4
Investments held to maturity		—		—	—		—		—	—		—		—	—
Investments held for trading		18,333.5		1,148.2	6.3		55,448.1		3,449.3	6.2		40,030.5		3,382.3	8.4
Loans, net:
Retail loans		250,818.9		29,662.0	11.8		361,791.4		46,794.0	12.9		579,838.1		73,874.5	12.7
Wholesale loans		216,543.6		17,161.5	7.9		279,631.0		25,801.9	9.2		412,201.9		43,407.0	10.5

Total interest-earning assets:	Rs.	841,352.1	Rs.	70,061.6	8.3%	Rs.	1,077,606.7	Rs.	104,249.7	9.7%	Rs.	1,579,423.9	Rs.	158,996.8	10.1%

Non-interest-earning assets:
Cash		4,854.2					95,172.9					122,664.9
Property and equipment		9,556.1					9,364.2					15,862.3
Other assets		29,409.1					69,137.4					199,551.5
Total non-interest earning assets		43,819.4					173,674.5					338,078.7

Total assets	Rs.	885,171.5	Rs.	70,061.6	7.9%	Rs.	1,251,281.2	Rs.	104,249.7	8.3%	Rs.	1,917,502.6	Rs.	158,996.8	8.3%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	178,310.4	Rs.	4,772.3	2.7%	Rs.	222,473.6	Rs.	5,757.6	2.6%	Rs.	314,433.5	Rs.	8,463.5	2.7%
Time deposits		313,638.0		21,403.6	6.8		439,411.0		36,909.5	8.4		800,446.8		68,284.6	8.5
Short-term borrowings(2)		75,391.1		4,804.4	6.4		69,514.7		4,100.9	5.9		94,863.0		5,876.5	6.2
Long-term debt		26,812.5		2,164.8	8.1		32,218.4		2,646.0	8.2		43,493.5		3,490.3	8.0

Total interest-bearing liabilities	Rs.	594,152.0	Rs.	33,145.1	5.6%	Rs.	763,617.7	Rs.	49,414.0	6.5%	Rs.	1,253,236.8	Rs.	86,114.9	6.9%

Non-interest-bearing liabilities:
Non-interest-bearing deposits (3)		170,468.2					247,083.6					248,822.0
Other liabilities		61,567.7					138,781.9					194,196.9
Total non-interest-bearing liabilities		232,035.9					385,865.5					443,018.9

Total liabilities	Rs.	826,187.9	Rs.	33,145.1	4.0%	Rs.	1,149,483.2	Rs.	49,414.0	4.3%	Rs.	1,696,255.7	Rs.	86,114.9	5.1%

Shareholders’ equity		58,983.6					101,797.9					221,246.9

Total liabilities and shareholders’ equity	Rs.	885,171.5	Rs.	33,145.1	3.7%	Rs.	1,251,281.2	Rs.	49,414.0	3.9%	Rs.	1,917,502.6	Rs.	86,114.9	4.5%

1)	Yields on tax free securities are not on a tax equivalent basis.
2)	Includes securities sold under repurchase agreements.
3)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and average rate.

	Fiscal 2008 vs. Fiscal 2007						Fiscal 2009 vs. Fiscal 2008
	Increase (decrease)(1) due to						Increase (decrease)(1) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest revenue:
Cash equivalents	Rs.	(130.7)	Rs.	1,756.6	Rs.	(1,887.3)	Rs.	(325.7)	Rs.	451.5	Rs.	(777.2)
Term placements		391.9		234.1		157.8		78.7		894.1		(815.4)
Investments available for sale:
Tax free		(636.9)		(489.8)		(147.1)		(240.3)		(147.5)		(92.8)
Taxable		6,490.3		4,358.4		2,131.9		10,615.8		11,630.7		(1,014.9)
Investments held to maturity		—		—		—		—		—		—
Investments held for trading		2,301.1		2,324.4		(23.3)		(67.0)		(959.1)		892.1
Loans, net:
Retail loans		17,132.0		13,123.7		4,008.3		27,080.5		28,202.1		(1,121.6)
Wholesale loans		8,640.4		4,999.8		3,640.6		17,605.1		12,232.5		5,372.6

Total interest-earning assets	Rs.	34,188.1	Rs.	26,307.2	Rs.	7,880.9	Rs.	54,747.1	Rs.	52,304.3	Rs.	2,442.8

Interest expense:
Savings account deposits	Rs.	985.3		1,182.0	Rs.	(196.7)	Rs.	2,705.9	Rs.	2,379.9	Rs.	326.0
Time deposits		15,505.9		8,583.1		6,922.8		31,375.1		30,326.2		1,048.9
Short-term borrowings		(703.5)		(374.5)		(329.0)		1,775.6		1,495.4		280.2
Long-term debt		481.2		436.5		44.7		844.3		926.0		(81.7)

Total interest-bearing liabilities	Rs.	16,268.9	Rs.	9,827.1	Rs.	6,441.8	Rs.	36,700.9	Rs.	35,127.5	Rs.	1,573.4

Net interest revenue	Rs.	17,919.2	Rs.	16,480.1	Rs.	1,439.1	Rs.	18,046.2	Rs.	17,176.8	Rs.	869.4

1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2007		2008		2009
	(in millions, except percentages)
Interest revenue	Rs.	70,061.6	Rs.	104,249.7	Rs.	158,996.8
Average interest-earning assets		841,352.1		1,077,606.7		1,579,423.9
Interest expense		33,145.1		49,414.0		86,114.9
Average interest-bearing liabilities		594,152.0		763,617.7		1,253,236.8
Average total assets		885,171.5		1,251,281.2		1,917,502.6
Average interest-earning assets as a percentage of average total assets		95.0%		86.1%		82.4%
Average interest-bearing liabilities as a percentage of average total assets		67.1%		61.0%		65.4%
Average interest-earning assets as a percentage of average interest-bearing liabilities		141.6%		141.1%		126.0%
Yield		8.3%		9.7%		10.1%
Cost of funds(1)		4.0%		4.3%		5.1%
Spread(2)		4.0%		4.8%		4.3%
Net interest margin(3)		4.4%		5.1%		4.6%

1)	Excludes shareholders’ equity.
2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Returns on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2007	2008	2009
	(in millions, except percentages)
Net income	Rs. 11,039.7	Rs. 13,154.2	Rs. 15,104.3
Average total assets	885,171.5	1,251,281.2	1,917,502.6
Average shareholders’ equity	58,983.6	101,797.9	221,246.9
Net income as a percentage of average total assets	1.2%	1.1%	0.8%
Net income as a percentage of average shareholders’ equity	18.7%	12.9%	6.8%
Average shareholders’ equity as a percentage of average total assets	6.7%	8.1%	11.5%
Dividend payout-ratio	20.3%	22.9%	28.2%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2007				2008				2009
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized Loss	Fair Value
	(in millions)
Government securities	Rs. 234,524.4	Rs. 319.8	Rs. 5,202.3	Rs. 229,641.9	Rs. 351,477.0	Rs. 481.8	Rs. 2,527.2	Rs. 349,431.6	Rs. 461,558.7	Rs. 13,467.8	Rs. 676.9	Rs. 474,349.6
Other debt securities	37,876.1	125.5	637.5	37,364.1	40,399.6	58.1	118.8	40,338.9	20,989.5	104.7	3.6	21,090.6

Total debt securities	272,400.5	445.3	5,839.8	267,006.0	391,876.6	539.9	2,646.0	389,770.5	482,548.2	13,572.5	680.5	495,440.2

Non-debt securities	37,350.3	240.1	355.3	37,235.1	29,034.0	315.0	110.7	29,238.3	12,679.4	221.4	234.7	12,666.1

Total	Rs. 309,750.8	Rs. 685.4	Rs. 6,195.1	Rs. 304,241.1	Rs. 420,910.6	Rs. 854.9	Rs. 2,756.7	Rs. 419,008.8	Rs. 495,227.6	Rs. 13,793.9	Rs. 915.2	Rs. 508,106.3

Held to Maturity Investments

As of March 31, 2007, 2008 and 2009, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2007				2008				2009
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross Unrealized loss	Fair value
	(in millions)
Government Securities	Rs. 1,639.3	Rs. 3.5	Rs. 5.0	Rs. 1,637.8	Rs. 12,572.9	Rs. 3.3	Rs. 41.1	Rs. 12,535.1	Rs. 34,833.3	Rs. 3.3	Rs. 108.8	Rs. 34,727.8
Other debt Securities	—	—	—	—	8,630.8	3.3	31.4	8,602.7	606.3	4.6	—	610.9

Total debt Securities	Rs. 1,639.3	Rs. 3.5	Rs. 5.0	Rs. 1,637.8	Rs. 21,203.7	Rs. 6.6	Rs. 72.5	Rs. 21,137.8	Rs. 35,439.6	Rs. 7.9	Rs. 108.8	Rs. 35,338.7

Non-debt Securities	2,644.2	2.5	0.4	2,646.3	92,418.7	5.1	3.8	92,420.0	44.8	2.8	0.1	47.5

Total	Rs. 4,283.5	Rs. 6.0	Rs. 5.4	Rs. 4,284.1	Rs. 113,622.4	Rs. 11.7	Rs. 76.3	Rs. 113,557.8	Rs. 35,484.4	Rs. 10.7	Rs. 108.9	Rs. 35,386.2

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2009
	Up to one year		One to five years		Five to ten years		More than ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Government securities	Rs. 61,716.0	5.2%	Rs. 226,056.2	5.6%	Rs. 112,304.5	7.1%	Rs. 74,272.9	7.7%
Other debt securities	19,030.7	8.0	1,625.8	7.5	434.1	8.6	—	—

Total debt securities, fair value	Rs. 80,746.7	5.9%	Rs. 227,682.0	5.6%	Rs. 112,738.6	7.1%	Rs. 74,272.9	7.7%

Total amortized cost	Rs. 80,627.7		Rs. 221,728.9		Rs. 110,428.6		Rs. 69,763.0

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were approximately 62% and 70% of total deposits as of March 31, 2008 and March 31, 2009, respectively. Wholesale banking deposits represented approximately 38% and 30% of total deposits as of March 31, 2008 and March 31, 2009, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of daily balance for the relevant period) of savings deposits was 2.7% in fiscal 2007, 2.6% in fiscal 2008 and 2.7% in fiscal 2009. The average cost of time deposits was 6.8% in fiscal 2007, 8.4% in fiscal 2008 and 8.5% in fiscal 2009. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2007		2008		2009
	Amount	% of total	Amount	% of total	Amount	% of total
	(in millions, except percentages)
Current deposits(1)	Rs. 170,468.2	25.7%	Rs. 247,083.6	27.2%	Rs. 248,822.0	18.2%
Savings deposits	178,310.4	26.9	222,473.6	24.5	314,433.5	23.1
Time deposits	313,638.0	47.4	439,411.0	48.3	800,446.8	58.7

Total	Rs. 662,416.6	100.0%	Rs. 908,968.2	100.0%	Rs. 1,363,702.3	100.0%

1)	Includes current accounts and cash floats from transactional services.

As of March 31, 2009, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2009
	Up to 3 Months		3 to 6 months		6 to 12 Months		More than 1 Year
	(in millions)
Balance to maturity for deposits exceeding Rs. 0.1 million each	Rs.	186,804.2	Rs.	158,373.0	Rs.	276,412.3	Rs.	49,894.9

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2007	2008	2009
	(in millions, except percentages)
Period end (including current portion of long-term debt)	Rs. 106,262.2	Rs. 173,477.6	Rs. 27,237.0
Average balance during the period	Rs. 75,391.1	Rs. 69,514.7	Rs. 94,863.0
Maximum outstanding	Rs. 123,754.6	Rs. 178,157.0	Rs. 197,578.3
Average interest rate during the period(1)	6.4%	5.9%	6.2%
Average interest rate at period end(2)	9.9%	7.3%	2.3%

1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2007, 2008 and 2009.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2009 are Rs. 34.60 billion (previous year: Rs. 20.12 billion), Rs. 28.24 billion (previous year: Rs. 10.37), and Rs. 2.00 billion (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate	Year of call	Step-up rate	Face value (Rupees in billions)
					(%)		(%)
Lower Tier 2	INR	2003-04	2013-14	9.3	5.9	—	—	3.95
Lower Tier 2	INR	2003-04	2016-17	12.3	6	—	—	0.05
Lower Tier 2	INR	2005-06	2015-16	9.5	7.5	—	—	4.14
Lower Tier 2	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier 2	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier 2	INR	2005-06	2015-16	9.9	8.6	—	—	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Upper Tier 2	INR	2006-07	2021-22	15.0	8.8	2016-17	9.55	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	9.1	—	—	2.41
Upper Tier 2	INR	2006-07	2021-22	15.0	9.2	2016-17	9.95	3.00
Perpetual Debt	INR	2006-07	—	—	9.92	2016-17	10.92	2.00
Upper Tier 2	INR	2006-07	2021-22	15.0	8.95	2016-17	9.7	0.36
Upper Tier 2	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	LIBOR+2.2	5.09
Lower Tier 2	INR	2008-09	2018-19	10.0	10.7	—	—	11.50
Upper Tier 2	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Lower Tier 2	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Upper Tier 2	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier 2	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Lower Tier 2	INR	2003-04	2009-10	5.3	7.00	—	—	0.51
Lower Tier 2	INR	2002-03	2010-11	7.3	8.30	—	—	0.03
Lower Tier 2	INR	2001-02	2009-10	7.3	9.60	—	—	0.16
Lower Tier 2	INR	2004-05	2010-11	5.9	6.85	—	—	0.28
Lower Tier 2	INR	2004-05	2014-15	9.9	7.05	—	—	0.15
Lower Tier 2	INR	2004-05	2010-11	5.4	9.44	—	—	0.02
Lower Tier 2	INR	2004-05	2010-11	5.4	8.50	—	—	0.29
Lower Tier 2	INR	2004-05	2010-11	9.4	8.75	—	—	0.04
Upper Tier 2	INR	2007-08	2022-23	15.0	10.84	2017-18	14.34	1.00

The Upper Tier 2 U.S. dollar debt depicted in the table above is for an amount of US$ 100 million raised during fiscal 2007 carrying an interest rate of Libor + 1.20%. In the table above, the rupee equivalent is based on the translation rate of Rs. 50.87 = US $1.00. We have a right to redeem certain of the issuances as noted above under “year of call.” If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2009(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	Rs.93,690.7	Rs.4,638.1	Rs.4,930.6	Rs.7,160.9	Rs.110,420.3	Rs.47,175.8	Rs.8,696.3	Rs.4,932.0	Rs.171,224.4
Term placements	165.5	4,051.1	35.0	133.4	4,385.0	8,545.7	5,515.9	16,026.6	34,473.2
Investments held for trading(4)	29,239.0	6,147.2			35,386.2				35,386.2
Investments available for sale(5)(6)	128,029.9	22,212.7	26,051.6	41,785.8	218,080.0	210,720.7	41,399.0	37,906.6	508,106.3
Securities purchased under agreement to resell	25,497.2				25,497.2				25,497.2
Loans, net(7)(8)	107,151.3	112,052.4	105,825.3	148,377.7	473,406.7	405,959.7	44,612.7	62,515.9	986,495.0
Accrued interest receivable	13,251.9				13,251.9				13,251.9
Other assets	60,716.8				60,716.8	77,275.5			137,992.3

Total financial assets	457,742.3	149,101.5	136,842.5	197,457.8	941,144.1	749,677.4	100,223.9	121,381.1	1,912,426.5

Deposits(9)(10)	124,994.5	69,552.9	74,574.2	112,162.5	381,284.1	815,672.3	148,673.0	80,659.2	1,426,288.6
Debt(11)	9,127.7	8,670.2	9,100.5	150.1	27,048.5	3,668.7	3,950.0	60,168.6	94,835.8
Securities Sold under repurchase agreements
Other Liabilities(12)	188,572.7				188,572.7	51,935.2		7,602.9	248,110.8

Total financial liabilities	322,694.9	78,223.1	83,674.7	112,312.6	596,905.3	871,276.2	152,623.0	148,430.7	1,769,235.2

Asset/Liability Gap	135,047.4	70,878.4	53,167.8	85,145.2	344,238.8	(121,598.8)	(52,399.1)	(27,049.6)	143,191.3

Cumulative gap	135,047.4	205,925.8	259,093.6	344,238.8	344,238.8	222,640.0	170,240.9	143,191.3	143,191.3

Cumulative gap as a percentage of total financial assets	29.5%	33.9%	34.8%	36.6%	36.6%	13.2%	9.5%	7.5%	7.5%

1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
2)	Cash on hand is classified in the “0-28” days category.
3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
4)	Securities in the trading book are classified based on the expected time of realization for such investments.
5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
6)	Shares and units of open-ended mutual funds in the available-for-sale investment portfolio are classified in the “greater than five years” category.
7)	Includes net non-performing loans which are classified in the “greater than five years” category.
8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
9)	Non-maturity deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
10)	Time deposits under Rs. 50 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
11)	Includes short-term borrowings and long-term debt.
12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.

For further information on how we manage our asset liability risk, see “Business — Market Risk.”

Loan Portfolio and Credit Substitutes

As of March 31, 2009, our gross loan portfolio amounted to Rs. 1,011.0 billion. As of that date, our gross credit substitutes outstanding were Rs. 4.3 billion and represented 13 credit substitutes outstanding. Almost all of our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business — Retail Banking — Retail Loans and Other Asset Products” and “Business — Wholesale Banking — Commercial Banking Products — Commercial Loan Products and Credit Substitutes.”

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2005		2006		2007		2008		2009
	(in millions)
Retail loans	Rs.	112,666.0	Rs.	229,301.4	Rs.	318,606.1	Rs.	441,312.4	Rs.	620,393.9
Wholesale loans		149,259.4		171,626.2		226,139.3		286,768.9		390,652.0

Gross loans	Rs.	261,925.4	Rs.	400,927.6	Rs.	544,745.4	Rs.	728,081.3	Rs.	1,011,045.9

Credit substitutes (at fair value)		13,880.9		9,751.3		6,759.0		5,046.9		4,252.3

Gross loans plus credit substitutes	Rs.	275,806.3	Rs.	410,678.9	Rs.	551,504.4	Rs.	733,128.2	Rs.	1,015,298.2

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2009
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	268,478.8	Rs.	325,108.0	Rs.	26,807.1
Wholesale loans		204,927.9		135,185.4		50,538.7

Gross loans	Rs.	473,406.7	Rs.	460,293.4	Rs.	77,345.8

Credit Substitutes		3,515.1		737.2		—
Gross Loans and credit substitutes	Rs.	476,921.8	Rs.	461,030.6	Rs.	77,345.8

	At March 31, 2009
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	40,257.9	Rs.	247,570.7	Rs.	35,250.5
Fixed rates		433,148.8		212,722.7		42,095.3

Gross loans	Rs.	473,406.7	Rs.	460,293.4	Rs.	77,345.8

Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		3,515.1		737.2		—

Gross credit substitutes	Rs.	3,515.1	Rs.	737.2	Rs.	—

Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	40,257.9	Rs.	247,570.7	Rs.	35,250.5
Fixed rates		436,663.9		213,459.9		42,095.3

Gross loans and credit substitutes	Rs.	476,921.8	Rs.	461,030.6	Rs.	77,345.8

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

	At March 31,
	2005			2006			2007			2008			2009
	(in millions, except percentages)
Land transport	Rs.	29,860.5	10.8%	Rs.	36,841.6	9.0%	Rs.	61,407.3	11.1%	Rs.	54,454.9	7.4%	Rs.	53,270.5	5.3%
Non-Banking Financial Companies /Financial Intermediaries		—	—		—	—		—	—		—	—		40,681.5	4.0
Automotive manufacturers		26,100.0	9.5		41,008.3	10.0		26,165.0	4.7		27,201.1	3.7		38,991.6	3.8
Activities allied to agriculture		4,501.9	1.6		11,559.7	2.8		27,237.3	4.9		52,169.8	7.1		32,492.8	3.2
Trade		12,781.8	4.6		14,396.8	3.5		26,404.9	4.8		41,119.1	5.6		31,943.8	3.1
Fertilizers		3,684.4	1.3		6,064.9	1.5		12,284.8	2.2		15,023.9	2.1		27,445.3	2.7
Petroleum & Petroleum Products		—	—		—	—		—	—		—	—		26,437.3	2.6
Food Processing		4,415.3	1.6		5,344.1	1.3		13,586.0	2.5		16,967.3	2.3		—	—
Engineering		4,862.3	1.8		10,963.5	2.7		13,010.8	2.4		15,662.0	2.1		—	—
Others (including unclassified retail)		189,600.1	68.8		284,500.0	69.2		371,408.3	67.4		510,530.1	69.6		764,035.4	75.3
Total	Rs.	275,806.3	100.0%	Rs.	410,678.9	100.0%	Rs.	551,504.4	100.0%	Rs.	733,128.2	100.0%	Rs.	1,015,298.2	100.0%

As of March 31, 2009, our 10 largest exposures totaled approximately Rs. 148.5 billion and represented 81.1% of our capital funds as per RBI guidelines based on Indian GAAP figures. The largest group of companies under the same management control accounted for 20.8% of our capital funds as on March 31, 2009 as per Indian GAAP.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their net bank credit to certain sectors called “priority sectors.” Priority sectors include small-scale industries, agricultural and agriculture-based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI. See “Supervision and Regulation.”

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

The RBI has issued revised guidelines to be followed by banks with effect from April 1, 2007. See “Supervision and Regulation” for further details.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	At March 31,
	2005		2006		2007		2008		2009
	(in millions)
Directed lending:
Agriculture	Rs.	20,641.5	Rs.	42,747.0	Rs.	70,712.7	Rs.	70,214.0	Rs.	105,459.5
Small scale industries		4,013.2		6,968.9		19,229.9		79,809.0		108,932.2
Other		32,519.8		59,468.8		87,738.6		25,285.1		85,736.7

Total directed lending	Rs.	57,174.5	Rs.	109,184.7	Rs.	177,681.2	Rs.	175,308.1	Rs.	300,128.4

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

As of March 31, 2009, our gross non-performing loans as a percentage of gross loan assets was 1.9% and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets was 0.6%. We have made total valuation allowances for 125.5% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.4% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31
	2005		2006		2007		2008		2009
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	1,663.3	Rs.	3,193.5	Rs.	4,785.7	Rs.	7,446.1	Rs.	14,957.7
Wholesale loans		2,420.9		1,590.0		1,469.9		1,383.2		4,599.8

Gross non-performing loans	Rs.	4,084.2	Rs.	4,783.5	Rs.	6,255.6	Rs.	8,829.3	Rs.	19,557.5

Specific valuation allowances	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6
Unallocated valuation allowances		1,945.7		2,448.7		3,790.3		6,894.4		11,330.3
Non-performing loans net of specific valuation allowance		591.4		1,578.9		2,031.4		2,987.7		6,336.9
Gross loan assets		261,925.4		400,927.6		544,745.4		728,081.3		1,011,045.9
Net loan assets	Rs.	256,486.9	Rs.	395,274.3	Rs.	536,730.9	Rs.	715,345.3	Rs.	986,495.0
Gross non-performing loans as a percentage of gross loans		1.6%		1.2%		1.1%		1.2%		1.9%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.2%		0.4%		0.4%		0.4%		0.6%
Specific valuation allowance as a percentage of gross non-performing loans		85.5%		67.0%		67.5%		66.2%		67.6%
Total valuation allowance as a percentage of gross non-performing loans		133.2%		118.2%		128.1%		144.2%		125.5%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired.

We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us.

We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2005		2006		2007		2008		2009
	(in millions)
Performing	Rs.	257,841.2	Rs.	396,144.1	Rs.	538,489.8	Rs.	719,252.0	Rs.	991,488.4
Non-performing or impaired:
On accrual status		—		—		—		—		—
On non-accrual status		4,084.2		4,783.5		6,255.6		8,829.3		19,557.5
Total non-performing or impaired		4,084.2		4,783.5		6,255.6		8,829.3		19,557.5

Total	Rs.	261,925.4	Rs.	400,927.6	Rs.	544,745.4	Rs.	728,081.3	Rs.	1,011,045.9

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

	2005					2006					2007					2008					2009
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(Rupees in millions, except percentages)
Telecom	Rs.	—	Rs.	—	—	Rs.	—	Rs.	—	—	Rs.	—	Rs.	—	—	Rs.	—	Rs.	—	—	Rs.	10,377.8	Rs.	620.2	6.0

Traders		1,738.0		2.5	0.1		14,357.2		7.8	0.1		26,364.3		150.6	0.6		41,075.6		12.8	0.0		31,896.3		1,741.1	5.5

Food processing		—		—	—		5,344.1		3.4	0.1		13,586.0		3.4	—		16,967.3		8.0	0.0		18,808.9		783.5	4.2

Textiles		3,483.9		303.4	8.7		6,291.4		313.7	5.0		6,851.7		219.8	3.2		10,429.4		219.8	2.1		11,773.3		448.3	3.8

Retail advances not otherwise classified		103,681.2		1,134.5	1.1		175,780.1		2,534.1	1.4		265,649.8		4,520.7	1.7		360,322.0		6,231.2	1.7		507,274.0		13,789.6	2.7

Iron and steel		4,840.2		201.5	4.2		5,641.2		118.2	2.1		—		—	—		—		—	—		12,462.9		179.8	1.4

Land transport		29,860.5		269.8	0.9		36,841.6		347.9	0.9		1,407.3		266.7	0.4		54,454.9		1,226.9	2.3		53,270.5		1,182.3	2.2

Paper and paper products		1,701.4		11.7	0.7		—		—	—		—		—	—		—		—	—		3,707.4		67.8	1.8

Services		—		—	—		—		—	—		—		—	—		—		—	—		9,109.4		146.7	1.6

Diamond, gems and jewelry exports		1,401.7		129.1	9.2		2,559.4		129.1	5.0		—		—	—		1,223.3		129.1	10.6		7,922.7		129.0	1.6
Manufacture of metal products		—		—	—		—		—	—		9,264.4		114.8	1.2		15,184.5		114.8	0.8		6,716.6		69.5	1.0
Home Finance Companies		—		—	—		—		—	—		—		—	—		—		—	—		16,675.0		99.3	0.6
Activities allied to agriculture		—		—	—		—		—	—		27,237.3		5.7	0.0		27,201.1		23.9	0.1		32,492.8		165.2	0.5
Information Technology		—		—	—		—		—	—		—		—	—		—		—	—		4,700.8		14.0	0.3
Miscellaneous industries		4,221.0		59.5	1.4		15,824.0		58.7	0.4		10,343.9		108.2	1.0		15,764.0		116.5	0.7		40,999.8		92.1	0.2

Engineering		4,862.3		56.1	1.2		10,659.7		56.0	0.5		12,912.7		174	1.3		15,023.9		41.5	0.3		17,529.4		17.8	0.1

NBFC / Financial Intermediaries		—		—	—		—		—	—		—		—	—		—		—	—		40,425.2		11.2	0.0

Fertilizers		2,882.3		122.9	4.3		5,450.9		22.6	0.4		—		—	—		—		—	—		27,445.3		0.1	0.0

Electricity generation		1,620.3		26.8	1.7		1,599.4		26.8	1.7		—		—	—		2,910.6		45.2	1.6		—		—	—

Automobiles		25,667.6		913.3	3.6		40,970.3		954.4	2.3		26,165.0		642.9	2.5		52,169.8		642.9	1.2		—		—	—

Computer Software		—		—	—		—		—	—		751.5		7.6	1.0		1,428.4		7.6	0.5		—		—	—

Glass and glass products		814.5		9.1	1.1		—		—	—		2,468.4		9.1	0.4		2,465.0		9.1	0.4		—		—	—
Drugs and pharmaceuticals		3,917.6		42.9	1.1		3,834.0		32.3	0.8		3,538.4		32.3	0.9		5,670.1		—	—		—		—	—
Consumer electronics		3,452.7		679.4	19.7		2,199.4		129.0	5.9		—		—	—		—		—	—		—		—	—
Other wholesale trade		4,465.9		40.9	0.9		5,155.7		49.5	1.0		—		—	—		—		—	—		—		—	—
Electrical machinery		2,428.9		66.9	2.8		—		—	—		—		—	—		—		—	—		—		—	—

Construction		385.3		10.5	2.7		—		—	—		—		—	—		—		—	—		—		—	—

Activities allied to dairying		3,946.7		3.4	0.1		—		—	—		—		—	—		—		—	—		—		—	—

Total				4,084.2					4,783.5					6,255.6					8,829.3					19,557.5

Specific allowance for credit losses				3,492.8					3,204.6					4,224.2					5,841.6					13,220.6
Non-performing loans, net				591.4					1,578.9					2,031.4					2,987.7					6,336.9

As of March 31, 2009, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the telecom, traders and food processing industries.

Telecom

Though the Indian telecom sector is growing at a very fast pace, the Average Revenue Per User (ARPU) is witnessing a declining trend due to stiff competition. A few players in the telecom equipment manufacturing sector witnessed substantial decline in profitability due to technological impact and cheap imports. The overall trend remains bearish for equipment manufacturers.

Traders

The Indian organized retail sector which grew at a CAGR of 28% in the last 3-5 years, witnessed tough times during 2008-09 due to overall economic slowdown and weak consumer sentiment. Major retailers witnessed stagnancy or decline in sales, and had to resort to various discount / promotion schemes to boost sales, resulting in erosion of margins. This trend is expected to continue to some extent due to the overall global slowdown.

Food processing

The food processing industry covers a broad spectrum of products / activities, sugar being one of the main ones. The sugar industry is cyclical in nature, and during the last year it witnessed an oversupply situation which led to a fall in prices, and impacted all the players. However, with the declining production of sugarcane, the prices of sugar have been soaring in both domestic as well as the international markets. The industry is expected to recover in the 2009-10 sugar season.

Top Ten Non-Performing Loans

As of March 31, 2009, we had 85 wholesale non-performing loans outstanding. Our top ten non performing loans represented 18.8% of our gross non-performing loans and 0.4% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth the value (as set forth on the borrower’s books) of collateral securing the loans. However, the net realizable value of such collateral may be substantially less, if anything.

	At March 31, 2009
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Collateral-our share	Currently servicing all interest payments
			(in millions)				in percentages
Borrower 1	Traders	Multiple	Rs.	1,487.4	Rs.	151.2	18.0	No
Borrower 2	Food processing	Multiple		662.1		489.2	56.0	No
Borrower 3	Telecom	Consortium		568.5		—	7.5	No
Borrower 4	Textiles	Multiple		187.5		37.5	7.0	No
Borrower 5	Iron and Steel	Consortium		173.9		26.1	13.7	No
Borrower 6	Traders	Consortium		147.4		—	4.2	No
Borrower 7	Services	Multiple		131.2		20.3	2.1	No
Borrower 8	Diamonds, gems and jewelry export	Consortium		129.1		—	38.0	No
Borrower 9	Home Finance Companies	Multiple		99.3		—	9.8	No
Borrower 10	Textiles	Sole		84.4		—	1.0	No

			Rs.	3,670.8	Rs.	724.3

Interest Foregone

Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth the outstanding amount of interest foregone on existing non-performing loans as of the respective dates.

Interest foregone	(in millions)
March 31, 2007	Rs.	198.3
March 31, 2008		207.0
March 31, 2009		365.6

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2005		2006		2007	2008	2009
	(in millions, except percentages)
Gross restructured loans	Rs.	100.3	Rs.	167.9	Rs.—	Rs.—	Rs.	685.7
Allowance for credit losses		36.1		167.9	—	—		685.7

Net restructured loan	Rs.	64.2	Rs.	—	Rs.—	Rs.—	Rs.	—

Gross restructured loans as a percentage of gross non-performing loans		2.5%		3.5%	—	—		3.5%
Net restructured loans as a percentage of net non-performing loans		10.9%		—	—	—		—

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31
	2005		2006		2007		2008		2009
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	2,722.7	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6
Additions to allowance for credit losses for the period including on acquisition of CBoP:

Retail		2,433.9		4,762.6		6,969.0		10,317.8		21,063.6
Wholesale		221.9		41.5		11.8		44.0		5,812.9
Less allowances no longer required on account of recoveries		(781.7)		(275.1)		(72.1)		(98.2)		(245.7)
Allowance no longer required on account of write-offs		(1,104.0)		(4,817.2)		(5,889.1)		(8,646.2)		(19,251.8)
Specific allowance for credit losses at the end of period	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6

Unallocated allowance for credit losses at the beginning of the period	Rs.	771.6	Rs.	1,945.7	Rs.	2,448.7	Rs.	3,790.3	Rs.	6,894.4
Additions during the period		1,174.1		503.0		1,341.6		3,104.1		4,435.9
Unallocated allowance for credit losses at the end of the period	Rs.	1,945.7	Rs.	2,448.7	Rs.	3,790.3	Rs.	6,894.4	Rs.	11,330.3

Total allowance for credit losses at the beginning of the period	Rs.	3,494.3	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0
Allowance no longer required on account of write-offs		(1,104.0)		(4,817.2)		(5,889.1)		(8,646.2)		(19,251.8)
Net addition to total allowance for the period charged to expense		3,048.2		5,032.0		8,250.3		13,367.7		31,066.7

Total allowance for credit losses at the end of the period	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31
	2005		2006		2007		2008		2009
	(in millions)
Wholesale
Allocated	Rs.	2,285.7	Rs.	1,543.1	Rs.	1,456.7	Rs.	1,368.6	Rs.	3,806.1
Unallocated		400.9		703.1		626.9		491.4		814.0

Subtotal		2,686.6		2,246.2		2,083.6		1,860.0		4,620.1
Retail
Allocated		1,207.1		1,661.5		2,767.5		4,473.0		9,414.5
Unallocated		1,544.8		1,745.6		3,163.4		6,403.0		10,516.3

Subtotal		2,751.9		3,407.1		5,930.9		10,876.0		19,930.8

Allowance for credit losses	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9

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

Introduction

Overview

We are a leading private sector bank and financial services company in India. Our principal business activities are retail banking, wholesale banking and treasury operations. Our retail banking division provides a variety of deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Through our wholesale banking operations we provide loans, deposit products, documentary credits, guarantees, bullion trading, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the government, custody services and correspondent banking services. Our Treasury Group manages our balance sheet and our foreign exchange and derivative products.

Since fiscal 2003, we have experienced significant growth in our customer and geographical base, expanding from 3.4 million customers in 122 cities as of March 31, 2003 to 18.4 million customers in 528 cities as of March 31, 2009. In line with this increase, we have increased our loans to customers from Rs. 120.2 billion in fiscal 2003 to Rs. 1,011.0 billion in fiscal 2009. Our merger with Centurion Bank of Punjab Ltd. (CBoP) became effective on May 23, 2008. Accordingly, our financial condition at March 31, 2009 and our results of operations for the year then ended reflect our merger with CBoP. The figures for fiscal 2009 reflect the operations of the merged entity for the 313 day period ended March 31, 2009 and are hence not comparable with those for fiscal 2008. See “Merger of Centurion Bank of Punjab” for a discussion of the merger.

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

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest bearing deposits (including the float on transactional services), and the extent to which we rely on borrowings. Our allowance for credit losses includes our loan loss provision. Impairments of credit substitutes are not included in our loan-loss provision, but are included as realized losses on securities.

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

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment, depreciation and amortization, administrative and other expenses and amortization of intangible assets. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. For India, estimates of 2009-10 GDP growth range from 6.0%- 7.0% against an average growth rate of around 8% over the last few years.

Merger of Centurion Bank of Punjab

During the year ended March 31, 2009, the Reserve Bank of India accorded its consent to the Scheme of Amalgamation of Centurion Bank of Punjab Limited (“CBoP”) with HDFC Bank Limited. Pursuant to the order of amalgamation, the operations of both banks were merged with effect from May 23, 2008. On June 24, 2008 our Share Allotment Committee approved the allocation of 69,883,956 equity shares of Rs. 10/- each to the shareholders of CBoP pursuant to the share swap ratio of one equity share of Rs. 10/- each of HDFC Bank Limited for every twenty nine equity shares of Re. 1/- each held in CBoP by them as on the record date viz. June 16, 2008. The amalgamation was accounted for as a business combination under the purchase method of accounting.

During the year ended March 31, 2009, our employees were allotted 1,067,233 equity shares pursuant to the exercise of options under the employee stock option scheme. These include options granted upon the acquisition of CBoP.

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

Retail Loans

We establish specific and unallocated allowances for our retail loans. The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan-to-value ratios. The loans are charged off against allowances at defined delinquency levels. We also establish unallocated allowances for each of our retail loan products. Our methodology for calculation of unallocated allowances for our retail lending book is based on a flow-rate model with an observation period of the last 12 months.

More than half of our retail exposures are through standard fixed rate equated monthly installment based repayments, where the customer repays the loan amount gradually over the tenor of the loan. We also have some exposures through overdraft facilities and through credit cards. Most of our mortgage loans are based on floating rates of interest, which are linked to our prime lending rate. We do not use structures such as option adjustable rate mortgage products, junior lien or high loan to value mortgages and loans with initial teaser rate. Our exposures are primarily to the prime retail segment and we do not extend loans to what would be regarded as the ‘sub-prime’ segment in the Indian market context. A majority of our mortgages are at LTVs of below 70%. Even with the correction in property prices recently, we do not expect the loan outstanding to be higher than the value of the underlying security. Our flow rate model reflects any recent deterioration that might have occurred due to either macro-economic changes or any other changes specific to the product or segment. We do not enter into any risk mitigation transactions such as insurance arrangements, credit default agreements or credit derivatives for our retail loans.

The estimation for allowances is done separately for each significant product of our retail lending book. Usually, we have separate products for facilities or customer profiles. Recently, in fiscal 2009, we brought forward the charge-off for certain of our unsecured facilities, to recognize upfront the deterioration in loans that are on a non-accrual status.

We have witnessed a slight increase in delinquent loans recently in some of our retail products. This increase is partly attributable to a general slowdown in the economy and partly to the merger of the erstwhile CBOP with us. CBOP had certain portfolios that exhibited higher loan losses than comparable products in our loan book. No fresh disbursements have been made on these portfolios with the result that these loans are on a run off mode. These losses are within expected levels, and have largely been covered for by provisions.

Wholesale

        We evaluate our wholesale loan portfolio on a periodic basis and grade our accounts considering both qualitative and quantitative criteria using a credit risk grading system. Although we believe our grading and surveillance process is comprehensive, it is inherently subjective as it is based on information we have available and requires us to exercise judgment in determining a borrower’s grading and therefore may not be accurate in all cases. Our grading is subject to revision as more information becomes available. Lending by the Bank in the wholesale business is largely predicated on the cash flows emanating from the business of the borrower and to a lesser degree on the potential recovery out of any collateral that may be obtained.

We establish unallocated allowances for performing wholesale loans based on internal estimates of credit losses, inherent in the portfolio. The inherent credit losses of the portfolio are reflected by the distribution of underlying exposures across various risk grades. Each risk grade in the credit risk grading system corresponds to a historically observed long run average one year default rate. The internal estimates of credit losses factors in these default rates and the historically observed weighted average loss given default rates. The latter is based on post-default recoveries made by the Bank in past impaired credits, appropriately discounted for time value.

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on surveillance and closely monitored for deterioration. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

We consider wholesale loans to be impaired when it is probable that we will be unable to collect scheduled payments of principal or interest when due. In arriving at our estimate, we consider the borrower’s payment status, financial condition and the value of collateral we hold. Impaired credits are put on a non-accrual basis. Impairment is measured for each non-performing wholesale banking customer for the aggregate of all wholesale loans made to that customer. For this aggregate funded exposure on the non-performing wholesale loan customer we establish a specific allowance. This allowance is based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of any collateral we hold. Our estimate of future cash flows from a borrower is inherently subjective as it is based on our expectations of the probability and timing of default. Our estimate of the net realizable value of any collateral we hold is also subjective, as the collateral we hold is generally working capital related such as book debt or inventory.

Interest Accrual and Revenue Recognition

Interest income from loans is recognized on an accrual basis when earned, except with respect to loans placed on non-accrual status, for which interest income is recognized when received. Beginning in fiscal 2004, loans have been placed on non-accrual status when they are past due for more than one quarter. Prior to that time, loans were generally placed on non-accrual status when they were past due for more than two quarters. We generally do not charge up-front loan origination fees. Nominal application fees are charged, which offset the related costs incurred.

Customer acquisition costs are deferred and amortized as a yield adjustment over the life of the loan.

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

For HTM and AFS securities, declines other than temporary declines in fair values that are below cost will be reflected in earnings as realized losses. We identify declines other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than cost and the financial condition and economic prospects of the issuer. We do not recognize impairment for debt securities if the cause of the decline is related solely to interest rate increases and where we have the ability and intent to hold the security until the fair value is recovered. Estimates of any declines other than temporary declines in the fair values of credit substitute securities are measured on a case-by-case basis together with loans under the overall exposure to those customers and recognized as realized losses. As our exposures in respect of such securities are similar to our exposures on the borrower’s loan portfolio, additional disclosures have been provided on impairment status in Note 8 and on concentrations of credit risk in Note 12 of the Financial Statements.

Business combination

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value in accordance with SFAS 141 “Business combinations” (SFAS 141R applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008).

Goodwill and other intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value.

Intangible assets consist of branch network, customer list, core deposit intangibles and favorable leases. These are amortized over their estimated useful lives. In accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” if events and circumstances indicate a possible impairment. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives	Amortization method
	(years)
Branch network	6	Straight-line
Customer relationship	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	15	Straight-line

For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

Fair Value Measurements

        SFAS No. 157 establishes a fair value hierarchy structure that prioritizes the inputs to valuation techniques used to determine the fair value of an asset or liability. SFAS No. 157 distinguishes between inputs that are based on observed market data and unobservable inputs that reflect market participants’ assumptions. It emphasizes the use of valuation methodologies that maximize market inputs. For financial instruments carried at fair value, the best evidence of fair value is a quoted price in an actively traded market (Level 1). Where the market for a financial instrument is not active, valuation techniques are used. The majority of valuation techniques use market inputs that are either observable or indirectly derived from and corroborated by observable market data for substantially the full term of the financial instrument (Level 2). Because Level 1 and Level 2 instruments are determined by observable inputs, less judgment is applied in determining their fair values. In the absence of observable market inputs, the financial instrument is valued based on valuation techniques that feature one or more significant unobservable inputs (Level 3). The determination of the level of fair value hierarchy within which the fair value measurement of an asset or a liability is classified often requires judgment. We consider the following factors in developing the fair value hierarchy:

•	whether the asset or liability is transacted in an active market with a quoted market price that is readily available;

•	the size of transactions occurring in an active market;

•	the level of bid-ask spreads;

•	whether only a few transactions are observed over a significant period of time;

•	whether the inputs to the valuation techniques can be derived from or corroborated with market data; and

•	whether significant adjustments are made to the observed pricing information or model output to determine the fair value.

Level 1 inputs are unadjusted quoted prices in active markets that the reporting entity has the ability to access for the identical assets or liabilities. A financial instrument is classified as a Level 1 measurement if it is listed on an exchange. We regard financial instruments such as equity securities listed on the primary exchanges of a country and liquid mutual fund units to be actively traded.

Level 2 inputs are inputs that are observable either directly or indirectly but do not qualify as Level 1 inputs. We generally classify derivative contracts and investments in debt securities, mortgage-backed securities and asset-backed securities as Level 2 measurements. Currently, substantially all such items qualify as Level 2 measurements. Level 2 items are fair valued using quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs are unobservable estimates that management expects market participants would use to determine the fair value of the asset or liability. That is, Level 3 inputs incorporate market participants’ assumptions about risk and the risk premium required by market participants in order to bear that risk. We develop Level 3 inputs based on the best information available in the circumstances.

If quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 31, “Fair Value Measurement” for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

There was a net decrease of Rs. 932.5 million in the fair value of Level 3 financial instruments as of March 31, 2009 as compared to March 31, 2008. This decrease was principally on account of net movements in purchases and sales/redemptions of Bank Certificate of Deposits. For the Level 3 financial instruments, net gains of Rs. 873.4 million were recognized in fiscal 2009.

As of March 31, 2009, our Level 3 instruments recorded at fair value on a recurring basis were available for sale securities that aggregated to Rs. 15,245.0 million. These principally comprised Deposit Certificates issued by banks of Rs. 13,936.4 million. The Level 3 instruments comprised 2.8% of our total securities portfolio and 2.3% of our total assets measured at fair value on a recurring basis, as of March 31, 2009.

        A control framework has been established which is designed to ensure that fair values are either determined or validated by a function independent of the risk-taker. To that end, the ultimate responsibility for the determination of fair values rests with the market risk department along with the treasury analytics section who establish policies and procedures to ensure appropriate valuations.

Fair values for derivatives are determined using valuation techniques, valuation models and inputs that are reviewed and approved by the market risk department along with the treasury analytics section internally. The types of valuation techniques used include present value based models, Black-Scholes valuation models including variations and interest rate models as used by market practitioners. Wherever appropriate the models are calibrated to market prices. The models used apply appropriate control processes and procedures to ensure that the derived inputs are used to value only those instruments that share similar risk to the relevant benchmark indexes and therefore demonstrate a similar response to market factors. Market data used along with interpolation techniques are as per market conventions.

The validation process consists of an independent validation of the pricing model. The pricing model validation for significant product variants are conducted using an external validation agency or authority. In addition the model prices are also validated by comparing with market maker quotes. All market data conventions are adhered to in terms of yield curve components, volatility surfaces and calibration instruments.

Recently issued accounting pronouncements not yet effective

        On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141R applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008. The Bank will apply SFAS 141R for acquisitions consummated on or after April 1, 2009.

On December 4, 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160). SFAS 160, an amendment of ARB 51- “Consolidated Financial Statements,” requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is not permitted. The Bank will apply SFAS 160 on or after April 1, 2009. The adoption of SFAS 160 will affect the presentation of “Minority interests”, which will be renamed to “Non-controlling interests” and will be presented within equity.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. This Statement expands the disclosure requirements in Statement 133 about an entity’s derivative instruments and hedging activities. Such disclosures, as well as existing Statement 133 required disclosures, generally will need to be presented for every annual and interim reporting period for which a statement of financial position and a statement of financial performance are presented. SFAS 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Bank will apply SFAS 161 on or after April 1, 2009. We do not expect the adoption of SFAS 161 to have a material impact on our consolidated financial statements.

In December 2008, the FASB issued an FSP on SFAS No. 132R, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS No. 132R-1”). The FSP contains amendments to SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” that are intended to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. This FSP expands the disclosures set forth in SFAS No. 132R by adding required disclosures about: (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. Additionally, the FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS No. 157. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. This FSP only requires additional disclosures, and will not affect the Bank’s financial position and results of operations.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also to improve the presentation and disclosure of other-than-temporary impairments on both debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for the Bank’s financial statements for the year ending March 31, 2010. The adoption of this FSP is not expected to have a material impact on the consolidated statements of income and consolidated balance sheets.

In April 2009, the FASB issued FASB Staff Position (FSP) No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP 141R-1 addresses application issues regarding initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The provisions contained in this FSP 141R-1 will be applied for acquisitions consummated on or after April 1, 2009.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). This Statement sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement is effective for financial statements issued for fiscal years ending after June 15, 2009. The provisions of SFAS No. 165 will be applied for our fiscal statement issued for March 31, 2010. The adoption of SFAS 165 is not expected to have a material impact on the consolidated statements of income and consolidated balance sheets.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets” (SFAS 166). This Statement is a revision of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets, and requires additional disclosures. This Statement is effective for financial statements issued for fiscal years ending after November 15, 2009. The provisions of SFAS No. 166 will be applied to our financial statements for the fiscal year ended March 31, 2010. The impact, if any, from the adoption of SFAS 166 is currently being evaluated.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). This Statement is a revision of FIN 46 (Revised December 2003) “Consolidation of Variable Interest Entities”, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 requires additional disclosures about the involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This Statement is effective for financial statements issued for fiscal years ending after November 15, 2009. The provisions of SFAS No. 167 will be applied to our financial statements issued for the fiscal year ended March 31, 2010. The impact, if any, from the adoption of SFAS 167 is currently being evaluated.

In June 2009, the FASB issued SFAS No. 168,” The FASB accounting standards codification and the hierarchy of Generally Accepted Accounting Principles (SFAS 168). SFAS 168 defines the new hierarchy for U. S. generally accepted accounting principles (GAAP) and explains how the FASB will use its Accounting Standards Codification (ASC) as the sole source for all authoritative guidance. The codification will be effective for all reporting periods that end after September 15, 2009, which means it will be effective for our fiscal year beginning April 1, 2009. We expect that the adoption of this standard will have no significant impact on our financial position, results of operation or cash flows.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

During the year ended March 31, 2009, the Reserve Bank of India accorded its consent to the Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited. Pursuant to the order of amalgamation the operations of both Banks were merged with effect from May 23, 2008. Accordingly, the figures for fiscal 2009 reflect the operations of the merged entity for the 313 day period ended March 31, 2009 and are hence not comparable with those for fiscal 2008. The amalgamation was accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”.

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 26.6 % from Rs. 41.5 billion in fiscal 2008 to Rs. 52.5 billion in fiscal 2009. Our net interest margin decreased from 5.1% in fiscal 2008 to 4.6% in fiscal 2009. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2008		2009		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	72,595.9	Rs.	117,281.5	Rs.	44,685.6	61.6%
Interest on securities, including dividends and interest on trading assets		28,710.7		39,019.2		10,308.5	35.9
Other interest revenue		2,943.1		2,696.1		(247.0)	(8.4)
Total interest and dividend revenue		104,249.7		158,996.8		54,747.1	52.5
Interest on deposits		42,667.1		76,748.1		34,081.0	79.9
Interest on short-term borrowings		4,093.6		5,799.6		1,706.0	41.7
Interest on long term debt		2,646.0		3,490.3		844.3	31.9
Other interest expense		7.3		76.9		69.6	953.4
Total interest expense		49,414.0		86,114.9		36,700.9	74.3

Net interest revenue	Rs.	54,835.7	Rs.	72,881.9	Rs.	18,046.2	32.9

Less: Allowance for credit losses:
Retail		13,606.5		18,277.5		4,671.0	34.3
Wholesale		(238.8)		2,117.4		2,356.2	*

Total	Rs.	13,367.7	Rs.	20,394.9	Rs.	7,027.2	52.6

Net interest revenue after allowance for credit losses	Rs.	41,468.0	Rs.	52,487.0	Rs.	11,019.0	26.6%

*	Not meaningful

Interest and Dividend Revenue

Interest on loans increased by 61.6% as average volume of loans increased by 54.7% from Rs. 641.4 billion in fiscal 2008 to Rs. 992.0 billion in fiscal 2009. Our average volume of retail loans increased by 60.3% from Rs. 361.8 billion in fiscal 2008 to Rs. 579.8 billion in fiscal 2009. The key retail loan products that contributed to our retail loan growth were home loans, personal loans, auto loans and business banking loans. The increase in our business banking portfolio and home loans was largely attributable to loans acquired because of the merger with the erstwhile Centurion Bank of Punjab. During the second half of fiscal 2009, the Bank upped its credit underwriting standards, which moderated volumes of unsecured loans.

Our average volume of wholesale loans increased by 47.4% from Rs. 279.6 billion in fiscal 2008 to Rs. 412.2 billion in fiscal 2009 due to increased lending to existing customers as well as new customer acquisitions. The key wholesale divisions which contributed to our wholesale loan growth were corporate banking group, emerging corporate group and financial institutions group. Commodity advances were lower following a sharp fall in commodity prices. Wholesale advances grew at a lower pace due to credit concerns in the environment and also on account of lower borrowings by corporate entities as a result of a slowdown in the economy.

Yields on our loans increased marginally from an average of 11.3% in fiscal 2008 to 11.8% in fiscal 2009. Loan yields increased as a result of the general increase in interest rates in the banking system. The wholesale loan yields increased from 9.2% in fiscal 2008 to 10.5% in fiscal 2009 whereas the retail loan yields decreased from 12.9% to 12.7% in the same period largely due to an increase in the secured retail loans portfolio.

Interest on securities, including dividends, increased by 35.9% from Rs. 28.7 billion in fiscal 2008 to Rs. 39.0 billion in fiscal 2009 due to an increase in the overall average volume of investments by 34.7% and a rise in yields from 7.3% in fiscal 2008 to 7.4% in fiscal 2009.

Other interest revenue decreased by 8.4% for fiscal 2009 compared to fiscal 2008 mainly due to a decrease in earnings from interbank funds. This was partially offset by an increase in interest from our placements with the central government bodies. These placements are made to comply with the extant Reserve Bank of India guidelines on shortfall in priority sector lending sub-limits. These placements increased by Rs. 25.5 billion, of which Rs. 9.3 billion were acquired upon the merger with the erstwhile Centurion Bank of Punjab.

Interest Expense

Our interest expense on deposits increased by 79.9% from Rs. 42.7 billion in fiscal 2008 to Rs. 76.7 billion in fiscal 2009. Our average cost of deposits increased from 4.7% in fiscal 2008 to 5.6% in fiscal 2009 as a result of a decline in the proportion of average current and savings account balances to average total deposits from 51.7% to 41.3% and an increase in the average cost of time deposits from 8.4% in fiscal 2008 to 8.5% in fiscal 2009. The time deposits rates peaked during the latter half of fiscal 2009 primarily on account of tighter liquidity conditions. The higher returns from time deposits made the depositors cannibalize savings balances to time deposits. The increase in the cost of time deposits was also attributable to the high cost deposit book of the erstwhile Centurion Bank of Punjab. The current and savings accounts also dropped due to lesser floats in fiscal 2009 on account of fewer initial public offerings, and lower capital market floats on account of adverse market conditions.

Our interest expense on short-term borrowings increased by 41.7%, as a result of an increase in average inter-bank borrowings by 36.5% in fiscal 2009. Our average cost of short-term borrowing also increased from 5.9% in fiscal 2008 to 6.2% in fiscal 2009. Our interest expense on long-term debt increased by 31.9%. This is largely attributable to the Lower and Upper Tier II debt capital of Rs. 28.8 billion, which we raised in fiscal 2009 at a weighted average rate of 10.4%.

Allowance for Credit Losses

Allowances for credit losses increased by 52.6% during fiscal 2009 over fiscal 2008. Our loan loss allowance for the retail portfolio consists of specific and unallocated allowances. Delinquencies in our credit card portfolio and personal loans were mainly responsible for the increase of 34.3% in the retail loan loss allowance, which increased from Rs. 13.6 billion during fiscal 2008 to Rs. 18.3 billion during fiscal 2009.

The allowance for wholesale loans consists of specific and unallocated components. Delinquencies in the portfolio acquired on account of the merger led to the need of a higher allowance for loan losses. The loan loss allowance for the wholesale portfolio increased to Rs. 2.1 billion during fiscal 2009 as compared to a write-back of Rs. 0.2 billion during fiscal 2008.

Non- Interest Revenue

Our non-interest revenue increased by 65.2% from Rs. 20.3 billion in fiscal 2008 to Rs. 33.6 billion in fiscal 2009. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2008	2009	Increase/ (decrease)	% Increase/ (decrease)
	(in millions, except percentages)
Fees and commissions	Rs.18,443.1	Rs.25,672.1	Rs.7,229.0	39.2%
Realized gains on sales of AFS securities	168.4	2,827.5	2,659.1	1,579.0
Trading securities gains, net	243.3	1,114.2	870.9	358.0
Foreign exchange	1,445.0	4,703.9	3,258.9	225.5
Derivative transactions	(1,054.9)	(2,063.8)	(1,008.9)	*
Other	1,101.7	1,349.1	247.4	22.5

Total non-interest revenue	Rs.20,346.6	Rs.33,603.0	Rs.13,256.4	65.2%

*	Not meaningful

Fees and commissions increased by 39.2%; those generated by the retail segment increased by 34.7% and those generated by the wholesale segment increased by 66.9%. The increase in those generated by the retail segment was primarily because of a growth in service and processing fees and charges on retail asset products. Such fees and charges were primarily comprised of charges on check returns, processing fees on new loans and foreclosure charges. There was an increase in credit card fees due to higher late payment charges, interchange income and over limit fees. Our fees from the distribution of third party mutual funds and insurance products increased considerably. Fees and commissions earned from our wholesale segment increased on account of higher cash management volumes and an increase in the volumes of our documentary credit facilities and bank guarantees.

Realized gains on sales of AFS securities and trading securities were primarily from the sale of government securities.

Foreign exchange income increased primarily due to an increase in the volume of foreign exchange transactions in the retail segment. The foreign exchange income was lower in the wholesale segment due to an overall slowdown in exports and imports.

Derivative losses were primarily because of fair value adjustments on certain customer contracts on account of adverse currency movements.

Non- Interest Expense

Our non-interest expense comprised of the following:

	Year ended March 31,
	2008	2009	Increase/ (decrease)	% Increase/ (decrease)	2008 % of net revenues	2009 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.19,169.6	Rs.29,169.0	Rs.9,999.4	52.2%	31.0%	33.9%
Premises and equipment	4,729.3	8,650.7	3,921.4	82.9	7.7	10.0
Depreciation and amortization	2,816.0	3,731.4	915.4	32.5	4.6	4.3
Administrative and other	15,546.9	18,332.8	2,785.9	17.9	25.2	21.4
Amortization of intangibles	—	3,271.0	3,271.0	*	—	3.8

Total non-interest expense	Rs.42,261.8	Rs.63,154.9	Rs.20,893.1	49.4%	68.4%	73.4%

*	Not meaningful

Total non-interest expense increased by 49.4 % from Rs. 42.3 billion in fiscal 2008 to Rs. 63.1 billion in fiscal 2009. As a percentage of our net revenues, non-interest expense increased to 73.4% in fiscal 2009 compared to 68.4% in fiscal 2008.

As of March 31, 2009 we had 1,413 branches and 3,295 ATMs across 528 locations, which increased from 761 branches and 1,977 ATMs across 327 locations as of March 31, 2008. Of these, 404 branches and 426 ATMs were acquired on account of the merger. This led to an overall increase in our non interest expense.

Salaries and staff benefits increased primarily on account of a rise in employee strength, average salaries and stock-based compensation. Our employee strength increased from 37,736 employees as of March 31, 2008 to 52,687 employees as of March 31, 2009 primarily as a result of the merger and due to general growth in our business. Average salaries increased by approximately 10%. We increased the exercise period of some of the stock options granted to our employees. This modification led to a one-time charge of Rs. 374.4 million during fiscal 2009. Stock options granted to the employees of the erstwhile Centurion Bank of Punjab were fair valued on acquisition. The charge on account of this stock-based compensation also contributed to the increase in salaries and staff benefits.

Premises and equipment costs increased on account of an increase in rent, electricity, housekeeping, security and other infrastructure costs relating to the expanded branch network.

Depreciation and amortization expenses increased due to the increase in the branch network/ATMs, the inorganic and organic growth and higher spending on technology and infrastructure to support our growth.

Administrative and other expenses increased primarily on account of a rise in collections and recoveries costs in line with the growing retail book, professional charges, outsourcing costs, travel and conveyance, printing and stationery costs.

We acquired four intangible assets on account of the merger—customer relationships, a branch network, core deposits and favorable leases. These intangibles amounted to Rs. 16.0 billion as of the consummation date of the merger. We have amortized these intangibles over their estimated remaining useful life, which resulted in a charge of Rs. 3.3 billion for the 313-day period ended March 31, 2009.

Income Tax

Our income tax expense increased by 22.7% from Rs. 6.3 billion in fiscal 2008 to Rs. 7.7 billion in fiscal 2009. Our effective tax rate was 32.3% in fiscal 2008 and 33.7% in fiscal 2009. The effective tax rate was lower in fiscal 2008 primarily on account of higher tax-free income from our investments in mutual fund units.

Net Income

As a result of the foregoing factors, our net income after taxes increased by 14.8% from Rs. 13.2 billion in fiscal 2008 to Rs. 15.1 billion in fiscal 2009.

Fiscal Year Ended March 31, 2008 Compared to Fiscal Year Ended March 31, 2007

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 44.7% from Rs. 28.7 billion in fiscal 2007 to Rs. 41.5 billion in fiscal 2008. Our net interest margin increased from 4.4% in fiscal 2007 to 5.1% in fiscal 2008. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2007		2008	Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	46,823.5	Rs.72,595.9	Rs.	25,772.4	55.0%
Interest on securities, including dividends		20,556.2	28,710.7		8,154.5	39.7
Other interest revenue		2,681.9	2,943.1		261.2	9.7
Total interest and dividend revenue		70,061.6	104,249.7		34,188.1	48.8
Interest on deposits		26,175.9	42,667.1		16,491.2	63.0
Interest on short-term borrowings		4,800.4	4,093.6		(706.8)	(14.7)
Interest on long term debt		2,164.8	2,646.0		481.2	22.2
Other Interest Expense		4.0	7.3		3.3	82.5
Total interest expense		33,145.1	49,414.0		16,268.9	49.1

Net interest revenue	Rs.	36,916.5	Rs.54,835.7	Rs.	17,919.2	48.5%

Less: Allowance for credit losses:
Retail		8,386.9	13,606.5		5,219.6	62.2
Wholesale		(136.6)	(238.8)		(102.2)	*

Total	Rs.	8,250.3	Rs.13,367.7	Rs.	5,117.4	62.0%

Net interest revenue after allowance for credit losses	Rs.	28,666.2	Rs.41,468.0	Rs.	12,801.8	44.7%

*	Not meaningful

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

Interest Expense

Our interest expense on deposits increased by 63.0% from Rs. 26.2 billion in fiscal 2007 to Rs. 42.7 billion in fiscal 2008. Our average cost of deposits increased from 4.0% in fiscal 2007 to 4.7% in fiscal 2008 as a result of an increase in the average cost of time deposits from 6.8% in fiscal 2007 to 8.4% in fiscal 2008 and a marginal decline in the proportion of average current and savings account balances to average total deposits from 52.7% to 51.7%. Our interest expense on short-term borrowings decreased by 14.7% as a result of a decrease in borrowing in the inter-bank call money market. The cost of short-term borrowings decreased mainly due to an inflow of additional capital on account of the preferential allotment of equity shares and the ADS issue. Our average cost of short-term borrowings also decreased from 6.4% in fiscal 2007 to 5.9% in fiscal 2008. Our interest expense on long-term debt increased by 22.2% primarily due to interest expense on Upper Tier 2 and Lower Tier 2 capital and innovative perpetual debt instruments that were issued during fiscal 2007.

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

Non- Interest Revenue

Our non-interest revenue increased by 35.6% from Rs. 15.0 billion in fiscal 2007 to Rs. 20.3 billion in fiscal 2008. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2007	2008	Increase/ (decrease)	% Increase/ (decrease)
	(in millions, except percentages)
Fees and commissions	Rs.13,371.9	Rs.18,443.1	Rs.5,071.2	37.9%
Realized gains (losses) on sales of AFS securities	(456.9)	168.4	625.3	*
Realized gains (losses) on sales of HFT securities	(134.7)	243.3	378.0	*
Foreign exchange	1,903.5	1,445.0	(458.5)	(24.1)
Derivative transactions	165.1	(1,054.9)	(1,220.0)	(738.9)
Other	150.8	1,101.7	950.9	630.6

Total non-interest revenue	Rs.14,999.7	Rs.20,346.6	Rs.5,346.9	35.6%

*	Not meaningful

Fees and commissions increased primarily because of growth in service and processing fees and charges on retail asset products. Such fees and charges were primarily comprised of processing fees on new loans, foreclosure charges and charges on bouncing of checks. There was an increase in credit card fees due to higher late payment charges, interchange income and over-limit fees. There was also an increase in ATM fees and debit card charges due to an increased volume of ATM and debit card transactions. In addition, our fees from the distribution of third party mutual funds and insurance products increased considerably. Fees and commissions we earned from our wholesale business also increased on account of higher trade, cash management and tax collection volumes.

Realized gains on sales of AFS securities and HFT securities was primarily from the sale of Government of India securities.

Revenue from derivative and foreign exchange transactions was lower primarily because of fair value adjustments on certain customer contracts on account of adverse currency movements. Other non-interest revenue increased primarily on account of gains from the sale of our equity stake in our affiliates.

Non- Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2007	2008	Increase/ (decrease)	% Increase/ (decrease)	2007 % of net revenues	2008 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.11,430.6	Rs.19,169.6	Rs.7,739.0	67.7%	26.2%	31.0%
Premises and equipment	4,130.5	4,729.3	598.8	14.5	9.5	7.7
Depreciation and amortization	2,273.3	2,816.0	542.7	23.9	5.2	4.6
Administrative and other	9,591.7	15,546.9	5,955.2	62.1	22.0	25.2

Total non-interest expense	Rs.27,426.1	Rs.42,261.8	Rs.14,835.7	54.1%	62.8%	68.4%

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

	Year ended March 31,
	2007		2008		2009
	(in millions)
Cash Flows from Operating Activities:
Net Income	Rs.	11,039.7	Rs.	13,154.2	Rs.	15,104.3
Non cash adjustments to net income		16,993.3		20,866.1		31,630.8
Net change in other assets and liabilities		5,796.1		(83,680.2)		79,441.3

Net cash provided/(used) by operating activities	Rs.	33,829.1	Rs.	(49,659.9)	Rs.	126,176.4

Cash Flows from Investing Activities:
Net change in term placements		(2,572.1)		6,898.2		(19,236.9)
Net change in investments		(21,010.1)		(82,480.2)		(85,613.9)
Proceeds from loans securitized		6,535.8		2,913.9		22,595.0
Loans purchased net of repayments		(8,899.3)		(770.0)		(34,937.0)
Increase in loans originated, net of principal collections		(147,290.9)		(197,034.3)		(129,660.7)
Net additions to property and equipment		(3,224.4)		(6,372.6)		(6,762.9)
Cash acquired on merger - net		—		—		20,567.5

Net cash used in investing activities	Rs.	(176,461.0)	Rs.	(276,845.0)	Rs.	(233,048.9)

Cash Flows from Financing Activities:
Net increase in deposits		125,042.6		323,562.1		212,222.8
Net increase/(decrease) in short-term borrowings		20,667.0		34,005.2		(102,832.5)
Net increase/(decrease) in long-term debt		15,701.6		(916.4)		20,225.9
Proceeds from issuance of equity shares for options exercised		2,540.2		1,292.3		794.0
Proceeds from issuance of ADSs		—		23,938.6		—
Proceeds from issuance of equity shares on preferential allotment/warrants		—		13,901.0		4,009.2
Payment of dividends and dividend tax		(1,967.4)		(2,616.3)		(3,530.5)

Net cash provided by financing activities	Rs.	161,984.0	Rs.	393,166.5	Rs.	130,888.9

Net change in cash and cash equivalents		19,352.1		66,661.6		24,016.4
Cash and cash equivalents, beginning of year		61,194.3		80,546.4		147,208.0

Cash and cash equivalents, end of year	Rs.	80,546.4	Rs.	147,208.0	Rs.	171,224.4

Cash Flows from Operating Activities

Our net cash provided/used by operating activities reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net cash provided by operating activities increased during fiscal 2009 from Rs. (49.7) billion to Rs. 126.2 billion. This increase was primarily due to a decrease in investments held for trading from Rs. 113.6 billion in fiscal 2008 to Rs. 35.4 billion in fiscal 2009.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our retail loan book. Our growth in investments reflected primarily an increase in statutory liquidity ratio investments. The net change in investments as of March 31, 2009 was an increase of Rs. 85.6 billion. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 197.8 billion in fiscal 2008 and Rs. 164.6 billion in fiscal 2009. The increase was due to a growth in retail loans in fiscal 2009.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. The increase in deposits is attributable to the merger as well as the overall expansion of our business. Our total deposits increased by 41.8% from Rs. 1,005.9 billion in fiscal 2008 to Rs. 1,426.3 billion in fiscal 2009. Savings account deposits at Rs. 348.9 billion and current account deposits at Rs. 284.0 billion together accounted for approximately 44.4% of total deposits as of March 31, 2009. There has been a 73.6% increase in our time deposits from Rs. 457.2 billion in fiscal 2008 to Rs. 793.6 billion in fiscal 2009, which contributed to the significant overall increase in deposits.

Our short-term borrowings decreased by 79.0% from Rs. 129.5 billion in fiscal 2008 to Rs. 27.2 billion in fiscal 2009 on account of our surplus liquidity position as of March 31, 2009.

In fiscal 2009, we received Rs. 4.0 billion on issuance of warrants to our promoter group and Rs. 28.3 billion as net proceeds on issuances of subordinated debt. This strengthened our fund position.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2008 and March 31, 2009:

	As of March 31,
	2008		2009		Increase/ (decrease)		% Increase/ (decrease)
	(in millions except percentages)
Cash and cash equivalents	Rs.	147,208.0	Rs.	171,224.4	Rs.	24,016.4	16.3%
Term placements		5,917.6		34,473.2		28,555.6	482.6
Investments held for trading		113,557.8		35,386.2		(78,171.6)	(68.8)
Investments available for sale		419,008.8		508,106.3		89,097.5	21.3
Securities purchased under agreements to resell		2,405.7		25,497.2		23,091.5	959.9
Loans, net		715,345.3		986,495.0		271,149.7	37.9
Accrued interest receivable		11,297.7		13,251.9		1,954.2	17.3
Property and equipment		13,961.5		20,649.4		6,687.9	47.9
Intangibles		—		12,731.0		12,731.0	*
Goodwill		—		74,937.9		74,937.9	*
Other assets		79,286.5		137,992.3		58,705.8	74.0

Total assets	Rs.	1,507,988.9	Rs.	2,020,744.8	Rs.	512,755.9	34.0%

*	Not meaningful

Our total assets increased by 34.0 % to Rs. 2,020.7 billion in fiscal 2009 from Rs. 1,508.0 billion in fiscal 2008.

Cash and cash equivalents are maintained with the Reserve Bank of India to meet our cash reserve ratio requirement. We are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. While our total liabilities increased by 27.5%, cash and cash equivalents increased by 16.3% primarily on account of a reduction in the cash reserve ratio from 7.5% as on March 31, 2008 to 5% as on March 31, 2009.

Term placements increased on account of our placements with central government bodies, of which Rs. 9.3 billion were acquired on account of the merger. These placements are made, to comply with the extant Reserve Bank of India guidelines on shortfalls in priority sector lending sub-limits.

Investments held for trading decreased by Rs. 78.2 billion from Rs. 113.5 billion as of March 31, 2008 to Rs. 35.4 billion as of March 31, 2009. Surplus funds generated on account of our add-on ADS issue and we being a banker to equity/debt issues of corporates, in fiscal 2008, were invested in mutual fund units. These units were sold during fiscal 2009, which led to a decrease in investments held for trading.

Investments available for sale increased by 21.3% primarily on account of surplus funds available during the year. The investments held to meet the bank’s statutory liquidity ratio requirements increased by 35.7%. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the bank within those restrictions. The non-statutory investments decreased by 51.5% primarily on account of maturities/sales of bonds of government entities and public sector companies.

Securities purchased under agreements to resell increased from Rs. 2.4 billion in fiscal 2008 to Rs. 25.5 billion in fiscal 2009 as we managed our surplus liquidity position as of the end of fiscal 2009.

Net loans increased due to an increase in both our retail and wholesale lending. Our outstanding retail loan portfolio increased by 40.6% from Rs. 441.3 billion as on March 31, 2008 to Rs. 620.4 billion as on March 31, 2009. Secured loans were the key drivers of the increase in the retail loan book. We originate home loans under an arrangement with HDFC Limited. During the year we purchased from HDFC Limited over Rs. 40 billion of AAA credit enhanced home loans which qualified as priority sector advances. This growth in the retail loans was complemented by an increase of 36.2% in the wholesale loan book from Rs. 286.8 billion to Rs. 390.7 billion on account of add-on disbursals to existing customers and a grant of facilities to new customers.

Our distribution network grew from 761 branches and 1,977 ATMs as of March 31, 2008 to 1,413 branches and 3,295 ATMs as of March 31, 2009. Of these, 404 branches and 426 ATMs were acquired on account of the merger. This organic and inorganic growth led to an increase of 47.9% in net property and equipment.

We acquired customer relationships, a branch network, core deposits and favorable leases as identified intangible assets on account of the merger. These intangibles amounted to Rs. 16.0 billion as of the consummation date of the merger. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 3.3 billion for fiscal 2009. Consequently, these intangibles were carried at an amortized value of Rs. 12.7 billion as of March 31, 2009.

We paid a purchase consideration of Rs. 102.7 billion to acquire the net assets of the erstwhile Centurion Bank of Punjab at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion. The primary purpose of the merger was to realize potential synergies, growth opportunities and cost savings from combining our businesses. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill.

Other assets increased principally because of an increase in the fair value of derivatives and increase in advance tax (net of provision for taxes), sundry accounts receivable and security deposits for leased property as of March 31, 2009 as compared to March 31, 2008.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2008 and March 31, 2009:

	As of March 31,
	2008		2009		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest bearing deposits	Rs.	718,646.9	Rs.	1,142,281.9	Rs.	423,635.0	58.9%
Non-interest bearing deposits		287,263.2		284,006.7		(3,256.5)	(1.1)

Total deposits		1,005,910.1		1,426,288.6		420,378.5	41.8
Securities sold under repurchase agreements		44,000.0		—		(44,000.0)	(100.0)
Short-term borrowings (excluding current portion of long term debt)		129,330.3		26,383.6		(102,946.7)	(79.6)
Accrued interest payable		16,742.3		33,225.3		16,483.0	98.5
Long-term debt (including current portion)		32,832.4		68,452.2		35,619.8	108.5
Accrued expenses and other liabilities		159,466.5		216,342.0		56,875.5	35.7

Total liabilities		1,388,281.6		1,770,691.7		382,410.1	27.5
Minority Interest		462.0		556.1		94.1	20.4
Shareholders’ equity		119,245.3		249,497.0		130,251.7	109.2

Total liabilities and shareholders’ equity	Rs.	1,507,988.9	Rs.	2,020,744.8	Rs.	512,755.9	34.0%

Our total liabilities increased by 27.5% from Rs. 1,388.3 billion in fiscal 2008 to Rs. 1,770.7 billion in fiscal 2009. Deposits grew largely in line with the growth in loans. We changed our deposit pricing structure to generally remain competitive in the market. The increase in our interest-bearing deposits was principally due to new customers acquired as we expanded our branch network and achieved greater penetration of our customer base through cross sales of our products. Further, we acquired deposits of around Rs. 200 billion on account of our merger with the erstwhile Centurion Bank of Punjab. Of our total deposits as of March 31, 2009, retail deposits accounted for 70% approximately and wholesale deposits accounted for the balance.

Securities sold under repurchase agreements in fiscal 2008 were on account of our liquidity adjustment facility with the Reserve Bank of India.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding as of March 31, 2009, deposits accounted for approximately 80.5%, short-term borrowings accounted for approximately 1.5% and long-term debt accounting for approximately 3.9%. Our short-term borrowings, which primarily comprised money market borrowings, decreased by 79.6% as at March 31, 2009 as compared to March 31, 2008 on account of our surplus liquidity position as of March 31, 2009.

Long-term debt (including current portion) increased on account of issuance of Rs. 28.8 billion of lower and upper tier II capital during fiscal 2009 and the acquisition of subordinated debt on account of our merger with the erstwhile Centurion Bank of Punjab.

Accrued expenses and other liabilities increased primarily because of the change in the fair value of derivatives and increase in accounts payable and accrued expenses as of March 31, 2009 as compared to March 31, 2008.

Shareholders’ equity increased on account of our merger with the erstwhile Centurion Bank of Punjab. On June 24, 2008, the Share Allotment Committee of the Bank approved the allocation of 69,883,956 equity shares of Rs. 10/- each to the shareholders of the erstwhile Centurion Bank of Punjab pursuant to the share swap ratio of one equity share of Rs. 10/- each of HDFC Bank Limited for every twenty nine equity shares of Re. 1/- each held in Centurion Bank of Punjab by them as on the record date viz. June 16, 2008.

To enable our promoter group to restore its shareholding percentage to the pre-merger level and in line with the shareholder and regulatory approvals, during the quarter ended June 30, 2008 we issued 26,200,220 warrants convertible into an equivalent number of equity shares to HDFC Limited on a preferential basis at a rate of Rs. 1,530.13 each. HDFC Limited can exercise the said options on or before December 2, 2009.

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. As per RBI’s prudential norms on capital adequacy under the Basel 1 framework (Basel 1), we are required to maintain a capital to risk-weighted asset ratio of a minimum of 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on ‘Capital Adequacy and Market Discipline—Implementation of the New Capital Adequacy Framework’ (Basel II). We have migrated to the new framework effective March 31, 2009. Under Basel II guidelines, we are required to maintain a minimum capital to risk-weighted asset ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by us as of March 31, 2009 is subject to a prudential floor, which is the higher of the following amounts:

a)	the minimum capital required as per the Basel II framework; and

b)	100% of the minimum capital required to be maintained as per the Basel I framework.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II framework, are as follows:

	Basel I						Basel II
	2008		2009		2009		2009		2009
Tier 1 capital	Rs.	110,629.6	Rs.	136,902.8	US$	2,691.2	Rs.	136,902.8	US$.	2,691.2
Tier 2 capital		35,483.7		66,049.2		1,298.4		66,049.2		1,298.4

Total capital	Rs.	146,113.3	Rs.	202,952.0	US$	3,989.6	Rs.	202,952.0	US$.	3,989.6

Total risk weighted assets and contingents	Rs.	1,074,479.9	Rs.	1,345,307.5	US$	26,446.0	Rs.	1,293,826.8	US$.	25,434.0

Capital ratios of the Bank:
Tier 1		10.30%		10.18%		10.18%		10.58%		10.58%
Total capital		13.60%		15.09%		15.09%		15.69%		15.69%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%		6.00%		6.00%
Total capital		9.00%		9.00%		9.00%		9.00%		9.00%

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure.

We have current plans for aggregate capital expenditures of approximately Rs. 7.7 billion in fiscal 2010. These budgeted amounts include Rs. 2.2 billion to expand our branch and back office network, Rs. 1.3 billion to expand our ATM network, Rs. 0.3 billion to expand our Electronic Data Capture terminal network and Rs. 3.9 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on the business environment prevailing at the time we seek to utilize these budgeted amounts.

Financial Instruments and Off-Balance Sheet Arrangements

We enter into foreign exchange and derivative transactions for our customers and for our own account. Our foreign exchange contracts include forward exchange contracts, currency swaps and currency options. Our derivative contracts include rupee-based interest rate swaps, forward rate agreements and cross-currency derivatives primarily for corporate customers. We enter into transactions with our customers and typically lay off exposures in the inter-bank market. We also trade rupee-based interest rate swaps for our own account and enter into foreign exchange contracts to cover our own exposures. We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. See “Business—Treasury—Derivatives.”

The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2008 and March 31, 2009, together with the fair values on each reporting date.

	As of March 31,
	2008				2009
	Notional		Fair Value		Notional		Fair Value
Interest rate swaps and forward rate agreements	Rs.	3,571,932.1	Rs.	(1,039.5)	Rs.	1,376,805.2	(2,268.6)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	2,102,441.7	Rs.	3,308.1	Rs.	2,495,474.5	8,780.8

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

	As of March 31,
	2008		2009
	(in millions)
Bank guarantees:
Financial guarantees	Rs.	34,617.7	Rs.	52,526.1
Performance guarantees		25,916.0		30,426.7
Documentary credits		101,718.9		93,873.8

Total	Rs.	162,252.6	Rs.	176,826.6

Guarantees and documentary credits outstanding increased by 9.0% to Rs. 176.8 billion as of March 31, 2009, principally due to general growth in our wholesale banking business and to meet our clients’ trade requirements.

Loan Sanction Letters

In some cases we issue sanction letters to customers indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made was Rs. 263.6 billion as of March 31, 2009. If requested, we make these loans subject to the customer’s creditworthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 22 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

Contractual Obligations

	Payments due by period, as of March 31, 2009
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt(a)	Rs.	64,804.3	Rs.	662.2	Rs.	611.7	Rs.	3,950.0	Rs.	59,580.4
Other long term debt(a)		3,647.9		191.2		1,188.5		1,164.8		1,103.4
Operating leases(b)		19,486.6		3,185.0		5,860.7		4,999.9		5,441.0
Unconditional purchase obligations(c)		1,494.6		1,494.6		—		—		—

Total	Rs.	89,433.4	Rs.	5,533.0	Rs.	7,660.9	Rs.	10,114.7	Rs.	66,124.8

(a)	Includes current portion of long-term debt.
(b)	Operating leases are principally for the lease of office, branch and ATM premises, and residential premises for executives.
(c)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2009. See “—Capital Expenditures.”

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, foreign exchange contracts and derivative contracts.

We have recognized a liability of Rs. 593.7 million as of March 31, 2009 as required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Based on historical trends and as required by Statement of Financial Accounting Standards No. 5, “Accounting For Contingencies,” we have recognized a liability of Rs. 215.6 million as of March 31, 2009.

As part of our risk management activities, we continuously monitor the creditworthiness of customers as well as guarantee exposures. However, if a customer fails to perform a specified obligation to a beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event, we make payment to the beneficiary on account of the indebtedness of the customer or make payment on account of the default by the customer in the performance of an obligation, up to the full notional amount of the guarantee. The customer is obligated to reimburse us for any such payment. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. The residual maturities of the above obligations as of March 31, 2009 are set forth in the following table:

	Amount of commitment expiration per period
	Total amounts committed		Less than 1 year		1-3 years	3-5 years	Over 5 years
	(in millions)
Documentary Credits	Rs.	93,873.8	Rs.	88,676.9	Rs. 5,136.3	Rs. 60.6	Rs. —
Guarantees		82,952.8		50,788.4	20,608.4	3,452.5	8,103.5
Forward exchange contracts		2,338,927.7		16,212.6	2,322,715.1	—	—
Derivative contracts*		1,533,352.0		756,980.6	460,451.3	282,520.7	33,399.4

Total	Rs.	4,049,106.3	Rs.	912,658.5	Rs.2,808,911.1	Rs.286,033.8	Rs.41,502.9

*	Denotes notional principal amounts.

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (the “Articles”) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of eleven members as of March 31, 2009.

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

None of our directors or members of our senior management holds 1.0% or more of our shares.

Our Board of Directors, as of March 31, 2009, was comprised of:

Name	Position	Age
Mr. Jagdish Capoor	Chairman	69
Mr. Aditya Puri	Managing Director	58
Mr. Gautam Divan	Non-Executive Director	68
Mrs. Renu Karnad	Non-Executive Director	56
Mr. Keki Mistry	Non-Executive Director	54
Mr. Arvind Pande	Non-Executive Director	66
Mr. Ashim Samanta	Non-Executive Director	54
Mr. C.M. Vasudev	Non-Executive Director	65
Dr. Pandit Palande	Non-Executive Director	47
Mr. Harish Engineer	Executive Director	60
Mr. Paresh Sukthankar	Executive Director	46

The following are brief biographies of our directors:

Mr. Jagdish Capoor holds a Master’s degree in Commerce and is a Fellow of Indian Institute of Banking and Finance. Prior to joining the Bank, Mr. Capoor was the Deputy Governor of the Reserve Bank of India. He retired as Deputy Governor of the Reserve Bank of India after serving for 39 years. While with Reserve Bank of India, Mr. Capoor was the Chairman of the Deposit Insurance and Credit Guarantee Corporation of India and Bharatiya Reserve Bank Note Mudran Limited. He also served on the boards of Export Import Bank of India, National Housing Bank, National Bank for Agriculture and Rural Development (NABARD) and State Bank of India.

Mr. Capoor is on the Board of the Asset Care Enterprise Limited, Bombay Stock Exchange Limited, The Indian Hotels Company Limited, GHCL Limited, LIC Pension Fund Limited, Quantum Trustee Co. Pvt. Ltd and The Stock Exchange Investors’ Protection Fund. He is also member of the Board of Governors of the Indian Institute of Management, Indore.

Mr. Capoor is a member of the Audit Committee of The Indian Hotels Company Limited, GHCL Limited and Bombay Stock Exchange Limited. He is Chairman of Shareholders Grievance Committee of Bombay Stock Exchange Limited as well as the Chairman of the Audit Committee of LIC Pension Fund Limited and Quantum Trustee Co. Pvt. Ltd.

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

Mr. Keki Mistry holds a Bachelor of Commerce degree in Advanced Accountancy and Auditing and is also a Chartered Accountant. He was actively involved in setting up of several HDFC group companies including HDFC Bank. Mr. Mistry has been deputed on consultancy assignments for the Commonwealth Development Corporation (CDC) in Thailand, Mauritius and the Caribbean Islands. He has also worked as a consultant for the Mauritius Housing Company and Asian Development Bank.

Mr. Mistry is Vice Chairman & Managing Director of Housing Development Finance Corporation Limited and Chairman of GRUH Finance Limited. He is also a Director on the Board of HDFC Developers Limited, Shrenuj & Company Limited, HDFC Standard Life Insurance Co. Ltd, HDFC ERGO General Insurance Co. Limited, Infrastructure Leasing & Financial Services Limited, Sun Pharmaceutical Industries Limited, The Great Eastern Shipping Company Limited, NexGen Publishing Limited, HDFC Asset Management Company Limited, Greatship (India) Limited, Intelenet Global Services Pvt. Ltd., Griha Investments-Mauritius, Association of Leasing & Financial Services Companies and India Value Fund Advisors Pvt. Limited.

Mr. Mistry is the Chairman of the Audit Committee of HDFC ERGO General Insurance Company Limited, Sun Pharmaceutical Industries Limited and The Great Eastern Shipping Company Limited. He is a member of the Audit Committee of HDFC Standard Life Insurance Company Limited, GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited, HDFC Asset Management Company Limited, Shrenuj & Company Limited and Greatship (India) Limited. He is also a member of Investors Grievance Committee of Housing Development Finance Corporation Limited, Remuneration Committee and Investment Committee of GRUH Finance Limited and Share Transfer Committee of Infrastructure Leasing & Financial Services Limited.

Mrs. Karnad is the Joint Managing Director of Housing Development Finance Corporation Limited and Chairperson of HDFC Realty Limited, HDFC Property Ventures Limited and HDFC Sales Private Limited. She is a Director of HDFC Asset Management Company Limited, GRUH Finance Limited, HDFC Venture Capital Limited, Credit Information Bureau (India) Limited, HDFC ERGO General Insurance Company Limited, ICI India Limited, Indraprastha Medical Corporation Limited, HDFC Standard Life Insurance Company Limited, Sparsh BPO Services Limited, G4S Corporate Services (India) Private Limited, Bosch Limited, Mother Dairy Fruits & Vegetables Private Limited, Feedback Ventures Private Limited, Egyptian Housing Finance Company, Ascendas Pte. Limited, Singapore and Transunion LLC, Chicago. Mrs. Karnad is a member of the Managing Committee of Indian Cancer Society and Vice Chairperson of the Governing Council of Indraprastha Cancer Society & Research Centre.

Mrs. Karnad is Chairperson of the Audit Committee of ICI India Limited, Credit Information Bureau (India) Limited and Mother Dairy Fruits & Vegetables Private Limited. She is a member of the Audit Committee of HDFC ERGO General Insurance Company Limited and Bosch Limited. She is the Chairperson of the Remuneration Committee of ICI India Limited. She is also the member of Investment Committee, Compensation Committee, Compensation-ESOS Committee, Committee of Directors of GRUH Finance Limited; Customer Service Committee and Risk Management Committee of HDFC Asset Management Company Limited; Remuneration Committee of Credit Information Bureau (India) Limited and Sparsh BPO Services Limited; and Investor Grievance Committee, Investment Sub-Committee and Property Sub-Committee of Bosch Limited.

Mr. Arvind Pande holds a Bachelor of Science degree from Allahabad University and a B.A. (Hons.) and M.A. (Economics) degree from Cambridge University, U.K. He started his career in Indian Administrative Services and has held various responsible positions in the Government of India. He was a Joint Secretary to the Prime Minister of India for Economics, Science and Technology issues. Mr. Pande has been a Director, Department of Economic Affairs, Ministry of Finance, Government of India and has dealt with World Bank aided projects. Mr. Pande has also served on the Board of Steel Authority of India Limited as its Chairman and Chief Executive Officer.

Mr. Pande is a Director of Sandhar Technologies Limited, Visa Steel Limited, Era Infra Engineering Limited, Burnpur Cement Limited, Coal India Limited and Bengal Aerotropolis Projects Limited. He is member of the Audit Committee of Coal India Limited and Visa Steel Limited.

Mr. Ashim Samanta holds a Bachelor of Commerce degree from University of Bombay and has wide and extensive business experience spanning 29 years. He has vast experience in the field of bulk drugs and fine chemicals. He is a Director of Samanta Organics Private Limited, Nautilus Trading & Leasing Private Limited, Ashish Rang Udyog Private Limited, Shakti Cine Studios Private Limited, Samanta Movies Private Limited and Shringar Films Ltd. Mr. Samanta has also been engaged in setting up and running of a film mixing, editing and dubbing studio.

Mr. C. M. Vasudev holds a Master’s Degree in Economics and Physics. He joined the Indian Administrative Services in 1966. Mr. Vasudev has worked as Executive Director of World Bank representing India, Bangladesh, Sri Lanka and Bhutan. Mr. Vasudev has extensive experience of working at policy making levels in the financial sector and was responsible for laying down policies and oversight of management. He chaired World Bank’s committee on development effectiveness with responsibility of ensuring effectiveness of World Bank’s operations. Mr. Vasudev has also worked as Secretary, Ministry of Finance for more than 8 years and has undertaken various assignments viz. Secretary, Department of Economic Affairs, Department of Expenditure, Department of Banking and Additional Secretary, Budget with responsibility for framing the fiscal policies and policies for economic reforms and for co-ordinating preparation of budgets of the Government of India and monitoring its implementation. He has worked as a Government nominee Director on the Boards of many companies in the financial sector including State Bank of India, IDBI, ICICI, IDFC, NABARD, National Housing Bank and also on the Central Board of the RBI. He was also Member Secretary of the Narasimhan Committee on Financial Sector Reforms. He also chaired a Committee on reforms of the NBFC sector. He has worked as Joint Secretary of the Ministry of Commerce with responsibility for state trading, trade policy including interface with WTO.

Mr. Vasudev is currently Director on the Board of ICRA Management Consultancy Services Limited, NOIDA Power Company Limited, Noesis Consultancy Services Private Limited and Uttarakhand Jal Vidyut Nigam Ltd. He is a member of the Audit Committee and the Chairman of the Remuneration Committee of ICRA Management Consultancy Services Limited and member of the Audit Committee of NOIDA Power Company Limited. He also works as a consultant to the World Bank and United Nations Development Programme.

Mr. Gautam Divan holds a Bachelor’s degree in Commerce and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Divan is a partner in Rahul Gautam Divan & Associates, Chartered Accountants. Mr. Divan has wide experience in financial and taxation planning of individuals and limited companies and auditing accounts of large public limited companies and nationalized banks. Mr. Divan has substantial experience in structuring overseas investments to and from India. He is the financial expert on the Audit Committee of the Bank.

Mr. Divan is on the Board of Baltic Consultancy & Services Private Limited, Chandabhoy and Jassoobhoy Consultants Private Limited, Serendib Investments Private Limited, HDFC Standard Life Insurance Company Limited and Brady & Morris Engineering Company Limited. He is the Chairman of the Audit Committee of HDFC Standard Life Insurance Company Limited.

Dr. Pandit Palande has a Ph.D. degree in Business Administration and completed an Advanced Course in Management from Oxford University and the Warwick University in the UK. Dr. Palande has worked as a director of School of Commerce and Management for 15 years in Yashwantrao Chavan Maharashtra Open University (YCMOU). At present, Dr. Palande is Pro-Vice Chancellor of YCMOU. Dr. Palande has extensive experience of working in the fields of business administration, management and agriculture. As a Project Director of Indian Space Research Organisation (ISRO) GAP-3 of YCMOU, Dr. Palande has been extensively serving the agriculture community.

Mr. Harish Engineer is a Science Graduate from Bombay University and holds a Diploma in Business Management from Hazarimal Somani College, Mumbai. Mr. Engineer has been associated with the Bank since 1994 in various capacities and is responsible for Wholesale Banking at present. Mr. Engineer has over 39 years experience in the fields of finance and banking. Prior to joining the Bank, Mr. Engineer worked with Bank of America for 26 years in various areas including operations and corporate credit management. He is member of the Board of Boston Analytics, Boston (USA).

Mr. Paresh Sukthankar has done his Masters in Management Studies from Jamnalal Bajaj Institute of Management Studies, Mumbai. Mr. Sukthankar has been associated with the Bank since 1994 in various senior capacities and has direct or supervisory responsibilities for the Credit & Market Risk and Finance functions and for various strategic initiatives of the Bank. Mr. Sukthankar has over 23 years of experience in the fields of finance and banking. Prior to joining the Bank, Mr. Sukthankar worked with Citibank for 9 years in various areas, including corporate banking, risk management, financial control and credit administration.

Senior Management

As of March 31, 2009, our senior management was comprised of the following:

Aditya Puri	Managing Director	59
Harish Engineer	Executive Director	61
Paresh D. Sukthankar	Executive Director	47
Sudhir Joshi	Head, Treasury	62
Bharat Shah	Head, Properties	62
G. Subramanian	Head, Internal Control and Compliance Risk	62
Rajan Ananthanarayan	Head, Operations	58
Abhay Aima	Head, Equities and Private Banking, Third Party Products & NRI Banking	47
Kaizad Bharucha	Head, Credit and Market Risk	44
Pralay Mondal	Head, Retail Assets and Credit Cards	44
Mandeep Maitra	Head, Human Resources, Administration & Infrastructure	44
Ashish Parthasarthy	Deputy Treasurer	41
Rahul N. Bhagat	Head, Retail Liabilities and Marketing	46
Navin Puri	Head, Branch Banking	51
Sashi Jagdishan	Head, Finance	44
Anil Jaggia	Head, Information Technology and Legal	48

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Sudhir Joshi holds a Bachelor of Science degree in Chemistry from the University of Pune and is a Certified Associate of the Indian Institute of Bankers. Mr. Joshi has held the position of Head of Treasury in the Bank since April 2000. He is also on the board of the Clearing Corporation of India Ltd and also a member of the Executive Committee and Audit and Risk Committee.

Mr. Bharat Shah holds a Bachelor of Science degree from the University of Mumbai and a Higher National Diploma in Applied Chemistry from London University. Mr. Shah serves as a Director of Computer Age Management Services Private Ltd., Atlas Documentary Facilitators Company Private Ltd., Hexaware Technologies Ltd., Hill Properties Ltd., and is the Chairman of HDFC Securities Ltd.

Mr. G. Subramanian holds a Bachelor of Science degree in Chemistry from Madras Christian College and is a Certified Associate of the Indian Institute of Bankers. Mr. Subramanian is currently Head of Internal Controls and Compliance Risk. Prior to that, Mr. Subramanian was Deputy General Manager of RBI. Mr. Subramanian also serves as a Director of Computer Age Management Services Private Limited, HDB Financial Services Limited and Vayana Enterprises Private Limited.

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

Mr. Abhay Aima is a graduate of the National Defence Academy. Mr. Aima is the Bank’s Head of Equities, Private Banking and Third Party Products. He is also in charge of NRI and International Consumer Banking. Mr. Aima also serves as Director of Raab Investment Private Limited, HDFC Securities Limited and Bluechip Corporate Investment Centre Limited.

Mr. Kaizad Bharucha has a Bachelor of Commerce degree from the University of Mumbai. He has been a career banker with over two decades of banking experience and is Head of Credit and Market Risk. He was previously with SBI Commercial and International Bank Ltd. as Group Head of Credits. Mr. Bharucha also serves as Director of HDB Financial Services Limited and is the Chairman of the ALCO Committee and a member of the Risk Committee of HDB Financial Services Limited.

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

Mr. Rahul N. Bhagat holds a Bachelor of Arts in History (Hons) from St. Stephen’s College, Delhi University and a Masters degree in International Affairs from the College of William & Mary, Virginia, USA. He has over 18 years of experience in consumer banking, having worked with ANZ Grindlays Bank and Bank of America prior to joining the Bank in 1999. Mr. Bhagat heads the Retail Liabilities, Marketing, High Net-Worth and Direct Channels businesses in the Bank. Mr. Bhagat is a Nominee Director on behalf of the Bank, on the Board of Kairoleaf Analytics Pvt Ltd.

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

Mr. Anil Jaggia is an engineering graduate from IIT, Kanpur. Thereafter, he pursued a management degree at the prestigious Indian Institute of Management in Ahmedabad. He is a senior banker with over 20 years of experience in banking worldwide. He started his career in India with Citibank N.A. and then moved to the USA with Citibank N.A. for 7 years. At Citibank, Mr. Jaggia held various senior management positions. He returned to India to take up the post of Chief Operating Officer at Centurion Bank Limited in 2004. He is currently head of IT, Quality Initiatives and Legal at the Bank.

Corporate Governance

Audit and Compliance Committee

The Audit and Compliance Committee of the Bank is chaired by Mr. Arvind Pande. The other members of the Committee are Mr. Ashim Samanta, Mr. C. M. Vasudev, Mr. Gautam Divan and Dr. Pandit Palande. All the members of the Committee are independent directors and Mr. Gautam Divan is a Chartered Accountant and a financial expert.

The Committee met nine times during the year. The terms of reference of the Audit Committee are in accordance with Clause 49 of the Listing Agreement entered into with the Stock Exchanges in India, and inter alia includes the following:

a) Overseeing the Bank’s financial reporting process and ensuring correct, adequate and credible disclosure of financial information;

b) Recommending appointment and removal of external auditors and the fixing of their fees;

c) Reviewing with management the annual financial statements before submission to the Board with special emphasis on accounting policies and practices, compliance with accounting standards and other legal requirements concerning financial statements;

d) Reviewing the adequacy of the Audit and Compliance functions, including their policies, procedures, techniques and other regulatory requirements; and

e) Any other terms of reference as may be included from time to time in Clause 49 of the Listing Agreement.

The Board has also adopted a charter for the Audit Committee in connection with certain United States regulatory standards as the Bank’s securities are also listed on the New York Stock Exchange.

Compensation Committee

The Compensation Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees, considers grant of stock options to employees and reviews compensation levels of the Bank’s employees vis-à-vis other banks and industry in general.

The Bank’s compensation policy provides a fair and consistent basis for motivating and rewarding employees appropriately according to their job / role size, performance, contribution, skill and competence.

Mr. Jagdish Capoor, Mr. Ashim Samanta, Mr. Gautam Divan and Dr. Pandit Palande are the members of the Committee. The Committee is chaired by Mr. Jagdish Capoor. All the members of the Committee other than Mr. Capoor are independent directors.

The Committee met two times during the year.

Investors’ Grievance (Share) Committee

The Committee approves and monitors transfer, transmission, splitting and consolidation of shares and bonds and allotment of shares to the employees pursuant to Employees Stock Option Scheme. The Committee also monitors redressal of complaints from shareholders, such as complaints relating to transfer of shares, non-receipt of the Annual Report, dividends, etc.

The Committee consists of Mr. Jagdish Capoor, Mr. Aditya Puri and Mr. Gautam Divan. The Committee is chaired by Mr. Capoor. The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to expedite the process of share transfers.

As on March 31, 2009, 41 instruments of transfer representing 2,312 shares were pending. These have since been processed. The details of the transfers are reported to the Board of Directors from time to time.

During the year under review 197 complaints were received from the shareholders. All the complaints were attended to and as at 31st March 2009 no complaints remained unattended. Besides 10,409 letters were received from the shareholders relating to change of address, nomination requests, ECS Mandates, queries relating to annual report, amalgamation, request for revalidation of dividend and fractional warrants and other investor related matters. These letters have also been responded to.

The Committee met 13 (thirteen) times during the year.

Risk Monitoring Committee

The Committee has been formed as per the guidelines of the Reserve Bank of India on the Asset Liability Management / Risk Management Systems. The Committee develops the Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that risk is prudentially diversified.

The Committee consists of Mrs. Renu Karnad, Mr. Aditya Puri, Mr. C. M. Vasudev and Mr. Paresh Sukthankar (inducted as a member of the Committee on January 14, 2009). The Committee is chaired by Mrs. Renu Karnad.

The Committee met six times during the year.

Credit Approval Committee

The Credit Approval Committee approves credit exposures, which are beyond the powers delegated to executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans. The Committee consists of Mr. Jagdish Capoor, Mr. Aditya Puri, Mr. Keki Mistry and Mr. Gautam Divan. The Committee is chaired by Mr. Capoor.

The Committee met seven times during the year.

Premises Committee

The Premises Committee approves purchases and leasing of premises for the use by the Bank’s branches, back offices, ATMs and executives in accordance with the guidelines laid down by the Board. The Committee consists of Mrs. Renu Karnad, Mr. Aditya Puri, Mr. Ashim Samanta and Dr. Pandit Palande. The Committee is chaired by Mrs. Renu Karnad.

The Committee met seven times during the year.

Nomination Committee

The Bank has constituted a Nomination Committee for recommending the appointment of independent / non-executive directors on the Board of the Bank. The Nomination Committee scrutinizes the nominations for independent / non–executive directors with reference to their qualifications and experience. For identifying ‘Fit and Proper’ persons, the Committee adopts the following criteria to assess competency of the persons nominated:

•	Academic qualifications, previous experience, track record; and

•	Integrity of the candidates.

For assessing integrity and suitability, factors like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered.

The members of the Committee are Mr. Arvind Pande, Mr. Ashim Samanta and Dr. Pandit Palande. The Committee is chaired by Mr. Arvind Pande. All the members of the Committee are independent directors.

The Committee met once during the year.

Fraud Monitoring Committee

Pursuant to the directions of the Reserve Bank of India, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs.1 crore and above. The objective of this Committee is the effective detection of frauds and immediate reporting thereof to regulatory and enforcement agencies of actions taken against the perpetrators of frauds. The terms of reference of the Committee are as under:

a. Identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

b. Identify the reasons for delay in detection, if any, reporting to top management of the Bank and RBI;

c. Monitor progress of CBI / Police Investigation and recovery position;

d. Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without loss of time;

e. Review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls;

f. Put in place other measures as may be considered relevant to strengthen preventive measures against frauds;

The members of the Committee are Mr. Jagdish Capoor, Mr. Aditya Puri, Mr. Keki Mistry, Mr. Arvind Pande and Mr. Gautam Divan (inducted as member of the Committee w.e.f. January 14, 2009). The Committee is chaired by Mr. Jagdish Capoor.

The Committee met four times during the year.

Customer Service Committee

The Committee monitors the quality of services rendered to the customers and also ensures implementation of directives received from RBI in this regard. The terms of reference of the Committee are to formulate comprehensive deposit policy incorporating the issues arising out of death of a depositor for operations of his account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.

The members of the Committee are Mr. Keki Mistry, Mr. Arvind Pande, Dr. Pandit Palande and Mr. Harish Engineer (inducted as member of the Committee w.e.f. January 14, 2009). The Committee is chaired by Mr. Arvind Pande.

The Committee met four times during the year.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

Our shareholders, at the annual general meeting held on June 10, 2008, passed a special resolution pursuant to Section 293(1)(d) of the Companies Act, authorizing the board of directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed and the money to be borrowed from time to time (apart from acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by check, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed our aggregate of paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 200.0 billion over and above our aggregate paid-up capital and free reserves at any time.

The terms on which the board of directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions and, with prior shareholder and regulatory approval, the allotment of shares to other entities.

Compensation of Directors and Members of our Senior Management

The compensation packages of our Chairman, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of the Board of Directors. During fiscal 2009, our Chairman received a salary of Rs. 1,200,000 per annum.

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

On December 10, 2007, by passing a resolution through a postal ballot, shareholders approved the appointments of Mr. Harish Engineer and Mr. Paresh Sukthankar as Executive Directors for a period of three years and also approved their salary/compensation, with effect from October 12, 2007.

For fiscal 2009, the aggregate amount of compensation paid to our Managing Director and members of our senior management was approximately Rs. 260 million, including the aggregate amount accrued by us to provide pension, retirement or similar benefits.

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

Name	Largest amount outstanding since March 31, 2008	Amount outstanding as of March 31, 2009	Interest rate as of March 31, 2009	Nature of Loan
	(Rs. in million)	(Rs. in million)	(%)
Abhay Aima	7.00	6.88	10.75	Housing loan
	—	—	—	Personal loan
Ashish Parthasarathy	6.93	6.86	10.75	Housing loan
	—	—	—	Personal loan
Aditya Puri	5.00	5.00	10.75	Housing loan
	—	—	—	Personal loan
A. Rajan	4.34	4.11	10.75	Housing loan
	0.14	0.04	5	Personal loan
G. Subramanian	4.49	3.87	10.75	Housing loan
	0.02	—	5	Personal loan
Pralay Mondal	4.31	4.25	10.75	Housing loan
	0.22	0.12	5	Personal loan
Harish Engineer	2.30	2.30	10.75	Housing loan
	—	—	—	Personal loan
Kaizad Bharucha	4.83	4.77	10.75	Housing loan
	—	—	—	Personal loan
Sudhir Joshi	3.47	—	10.75	Housing loan
	—	—	—	Personal loan
Mandeep Maitra	3.85	3.66	10.75	Housing loan
	0.06	0.01	5	Personal loan
Rahul Bhagat	—	—	—	Housing loan
	0.04	—	5	Personal loan
Navin Puri	4.69	4.55	10.75	Housing loan
	0.27	0.19	5	Personal loan
Sashi Jagdishan	6.74	6.73	10.75	Housing loan
	—	—	—	Personal loan

Name	Largest amount outstanding since March 31, 2008	Amount outstanding as of March 31, 2009	Interest rate as of March 31, 2009	Nature of Loan
	(Rs. in million)	(Rs. in million)
Anil Jaggia	20.00	20.00	10.75	Housing loan
	—	—	—	Personal loan
Total	78.70	73.34

Employees Stock Options

Our shareholders approved plan “A-(year 2000)” in January 2000, plan “B-(year 2003)” in June 2003, plan “C-(year 2005)” in June 2005 and plan “D-(year 2007)” in June 2007 for the issuance of stock options to employees and directors of the Bank under the Employees Stock Option Schemes (ESOSs), namely ESOS-001 to ESOS-013. Under plan “A”, the option price is set as the average of the daily closing prices on the Bombay Stock Exchange Limited during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C” and “D”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans on eight separate occasions since January 2000. The options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, and under ESOS-010 to ESOS-013 vest at the rate of 50% and 50% on each of the two successive anniversaries following the date of grant, subject to standard vesting conditions. In fiscal 2009, 1,067,233 options were exercised, resulting in an increase in our paid-up capital by Rs.10.67 million. As of March 31, 2009, 19,594,027 options were outstanding.

On acquisition of CBoP, all options granted to the employees of CBoP and outstanding as on the effective date were converted in the swap ratio of 1 option of HDFC Bank for every 29 options of CBoP. Correspondingly the exercise price of the converted options was determined based on the exercise price originally stipulated by CBoP multiplied by 29. These options are exercisable within a period of 5 years from the date of vesting. Key options were granted at an exercise price, which was less than the then market price of the shares. General options were granted at the market price. The market price was the latest available closing price, prior to the date of the meeting of the Board of Directors in which options were granted or shares issued, on the stock exchange on which the Bank was listed. If the shares were listed on more than one stock exchange, then the stock exchange where there was highest trading volume on said date was considered.

Other Compensation

All employees, including our Managing Director, Executive Directors and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at manager level or above, including our Managing Director. Our gratuity fund, required under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination of employment, pays a lump sum equivalent to 15 days’ basic salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13.0% (15.0% for the Managing Director) of the eligible employee’s annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both we and the employee contribute monthly at a determined rate (currently 12.0% of the employee’s basic salary). Of this, the Bank contributes an amount (currently 8.33% of the lower of Rs. 6,500 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund we set up which is administered by a board of trustees. We have no liability for future provident fund benefits other than our annual contribution, and we recognize such contributions as an expense in the year incurred.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2009, our principal executive officer and principal financial officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the date of their evaluation, such disclosure controls and procedures were effective.

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

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or dispositions of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2009.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements and (2) the effectiveness of our internal control over financial reporting as of March 31, 2009.

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

	Fiscal Year Ended
Type of Services	March 31, 2008		March 31, 2009		Description of Services
	(in millions)
Audit services	Rs.	26.0	Rs.	26.0	Audit of financial statements
Audit-related services		10.1		—	Services related to review of financial statements and due diligence
Tax services		1.1		—	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		0.2		0.2	Special audit/other advisory services

Total	Rs.	37.4	Rs.	26.2

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

Companies listed on the New York Stock Exchange (the “NYSE”) must comply with certain standards of corporate governance set forth in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers (as defined in Rule 3b-4 under the Securities Exchange Act, 1934) are permitted to follow home country practices in lieu of the provisions of this Section 303A, except that foreign private issuers are required to comply with the requirements of Section 303A.06, 303A.11 and 303A.12(b) and (c). As per these requirements, a foreign private issuer must:

1.	establish an independent audit committee that has specified responsibilities and authority;

2.	provide prompt written notice by its chief executive officer if any executive officer becomes aware of any material non-compliance with any applicable corporate governance rules;

3.	provide to the NYSE annual written affirmations with respect to its corporate governance practices, and interim written affirmations in the event of a change to a board committee; and

4.	provide a brief description of significant differences between its corporate governance practices and those followed by US companies.

In a few cases, the Indian corporate governance rules under Clause 49 differ from those in the NYSE’s Listed Company Manual. The following is a comparison:

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per the Listing Agreement with the Indian Stock Exchange(s)

Board of Directors (“Board”)

An NYSE listed company needs to have a majority of independent directors. [NYSE Corporate Governance Standard 303A.01]	The board of an Indian stock exchange listed company needs to have an optimum combination of executive and non-executive directors, with not less than 50% of the directors being non-executive directors. If the chairman of the board of directors is a non-executive director of the company, at least one-third of the directors should be independent. If the chairman is an executive director, at least half of the directors must be independent.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it determined they are independent. [NYSE Corporate Governance Standard 303A.02]	The definition of the term “independent” is different.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management [NYSE Corporate Governance Standard 303A.03]	There is no requirement for such sessions.

Nominating/Corporate Governance Committee

An NYSE listed Company needs to have a nominating /corporate governance committee composed entirely of independent directors [NYSE Corporate Governance Standard 303A.04]	An Indian stock exchange listed company may, but is not required to, have a nomination committee and if it does, the committee need not be comprised entirely of independent directors.

The nominating / corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Corporate Governance Standard 303A.04]	If an Indian stock exchange listed company has a nomination committee it is a charter not required for that committee. The performance evaluation of non-executive directors can be done by a peer group comprised of the entire Board of Directors, excluding the director being evaluated.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. [NYSE Corporate Governance Standard 303A.05]	A board may, but is not required to, constitute a compensation / remuneration committee to determine on behalf of the board and the shareholders the company’s policy on specific remuneration packages for executive directors, including compensation and pension rights. To avoid conflicts of interest, any compensation committee must consist of at least three non-executive directors. The chairman of any compensation committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Corporate Governance Standard 303A.05]	Any compensation committee may, but is not required to, have a charter. The annual corporate governance report of an Indian stock exchange listed company generally provides details of remuneration, including brief details of any compensation committee’s agreed terms of reference.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Corporate Governance Standards 303A.06 and 303A.07]	An Indian stock exchange listed company must have a qualified and independent audit committee with certain specified powers and roles. All members of the audit committee must be non-executive directors and at least 2/3 of the members must be independent. All members must be financially literate and at least one member must have accounting or related financial management expertise. The Chairman of the committee must be an independent director.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Corporate Governance Standard 303A.07]	The audit committee is not required to have a written charter. However, clause 49D sets forth the required roles of the audit committee.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Corporate Governance Standard 303A.07]	Although an internal audit function is not required, one of the roles of the audit committee is “reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.” Therefore, it is advisable that an Indian stock exchange listed company conduct an internal audit and have a department to conduct the internal audit.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Corporate Governance Standard 303A.09] An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Corporate Governance Standard 303A.10]	An Indian stock exchange listed company needs to adopt a code of conduct /ethics applicable to all members of the board of directors and senior management one level below the board. The company’s annual Report must disclose [any non-compliance] with the code by the board members and senior management.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Corporate Governance Standard 303A.12]	The CEO/CFO is required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, Indian stock exchange listed companies are required to submit a quarterly compliance report.

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2009 by:

•	each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and

•	individual directors and their relatives.

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

We were founded by HDFC Limited, the leading housing finance company in India. As of March 31, 2009, HDFC Limited, together with its subsidiaries, held an aggregate of 19.38% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	82,443,000	19.38%
Life Insurance Corporation of India	31,897,784	7.50%
Directors and senior management as a group	1,314,218	0.31%

The ADSs are represented by underlying equity shares. As on March 31, 2009, Indian equity shares numbering 75,284,754 represent the ADSs and constitute 17.70% of the Bank’s capital. In our books only, the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

Pursuant to the merger of Centurion Bank of Punjab Limited (CBoP) and in line with the shareholder and regulatory approvals, we allotted 26,200,220 warrants convertible into an equivalent number of our equity shares to HDFC Ltd at a strike price of Rs.1,530.13 per warrant. On allotment we received an amount of Rs.4,009.2 million from HDFC Limited, being 10% of the issue price of the warrants on June 03, 2008. These warrants can be exercised within 18 months from the date of preferential allotment thereof.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions we have engaged in with our promoter and principal shareholder, HDFC Limited and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. Figures herein reflecting our equity interests exclude shares held by our Employees Welfare Trust, an independent trust established for the benefit of our employees, and are as per Indian GAAP.

All transactions with HDFC group companies and the other related parties listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third party in an arm’s-length transaction. In addition, our banking license from the RBI stipulates that we can only transact business with HDFC Limited and its affiliates on an arm’s-length basis.

HDFC Securities Ltd. (“HSL”)

We own an aggregate of 59% of HSL. As of March 31, 2009, the book value of our investment in HSL was Rs. 237.6 million. In fiscal year 2008-09, we earned net income of Rs. 47.9 million from HSL towards services rendered. We incurred an expense of Rs. 0.1 million for sales assistance provided by HSL. During the year, we gave an advance of Rs. 476.5 million which was repaid by HSL in the same year. We received Rs. 0.1 million as interest from HSL. We paid Rs. 1.1 million to HSL towards purchase of fixed assets. An amount of Rs. 17.6 million was payable to HSL as of March 31, 2009. We also have a security Deposit of Rs. 0.1 million with HSL.

HDB Financial Services Ltd. (“HDBFSL”)

We own an aggregate of 95.23% of HDBFSL. HDBFSL is a non-banking financial company and our subsidiary. As at March 31, 2009, the book value of our investment in HDBFSL was Rs. 1,000 million. During the year we incurred net expenses of Rs. 77.8 million towards collection fees and other services rendered. As of March 31, 2009, an amount of Rs. 46.2 million was payable to HDBFSL. During the year, we gave an advance of Rs. 150 million which was repaid by HDBFSL in the same year. We received Rs. 0.3 million as interest from HDBFSL.

Housing Development Finance Corporation Limited (“HDFC Limited”)

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement HDFC Limited approves and disburses the loans, which are booked in the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited agrees to provide us the right to buy back 70% of the home loans sourced and disbursed pursuant to services rendered by us. We earned Rs. 561 million from HDFC Limited in fiscal 2009 as fees for selling these loans and other services rendered. An amount of Rs. 37.2 million was receivable from HDFC Limited as of March 31, 2009. During 2008-09, we purchased “AAA” rated home loans aggregating to Rs. 42,452.1 million from HDFC Ltd. of which Rs. 22,442.5 million is under the above arrangement. These loans qualify for priority sector classification.

Property

We have facilities located on six properties owned or leased by HDFC Limited. In fiscal 2009, we paid an aggregate of Rs. 10.3 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2009, HDFC Limited held a deposit of Rs. 0.2 million that we have paid to secure these leased properties.

Capital Transaction

Pursuant to the merger of Centurion Bank of Punjab Limited (CBoP) and in line with the shareholder and regulatory approvals, we allotted 2,62,00,220 warrants convertible into an equivalent number of equity shares to HDFC Ltd. On allotment we received an amount of Rs.4,009.2 million from HDFC Limited, being 10% of the issue price of the warrants on June 03, 2008. These warrants can be exercised within 18 months from the date of preferential allotment thereof.

Other Transactions

During the year, we also assigned loans aggregating to Rs. 19,615.4 million to HDFC Ltd. The assets assigned comprise home loans, loans against rent receivables, loan against property and auto/commercial vehicle loans. We have provided credit enhancement for the loans assigned.

We also enter into foreign exchange and derivative transactions with HDFC Ltd. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2009 was Rs. 46,329.7 million and Rs. 2,534.4 million respectively.

We paid a dividend of Rs. 445.8 million to HDFC Limited during fiscal 2009, as proposed in the previous fiscal.

HDFC Standard Life Insurance Company Ltd. (“HDFC Standard Life”)

In fiscal 2009, we contributed Rs. 206.2 million to a defined benefit plan managed by HDFC Standard Life to cover gratuity and other retirement benefits of our employees. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 5,167.1 million for the sale of insurance policies and other services to our customers. As of March 31, 2009, commissions amounting to Rs. 702.5 million were receivable from HDFC Standard Life.

HDFC Asset Management Company Ltd. (“HDFC AMC”)

In fiscal 2009, we paid Rs. 2.2 million as rent to HDFC AMC. We have placed a security deposit of Rs. 1.7 million with HDFC AMC to secure leased property. During fiscal 2009, we received Rs. 235.7 million in fees from HDFC AMC for distribution of units of mutual funds and other services rendered.

HDFC Ergo General Insurance Company Ltd. (“HDFC Ergo”) (formerly HDFC Chubb General Insurance Company Ltd. )

We paid Rs. 26.0 million to HDFC Ergo towards insurance premium in fiscal 2009. A deposit of Rs. 0.1 million was kept with HDFC Ergo as of March 31, 2009. During fiscal 2009, we received Rs. 1.9 million from HDFC Ergo as custodian fees and fees for other services rendered.

Atlas Documentary Facilitators Company Private Ltd. (“ADFC”)

ADFC specializes in back-office processing. We regularly transact business with ADFC. In fiscal 2009, we incurred a net expense of Rs. 2,221.4 million for back-office processing services. As of March 31, 2009, we had provided a security deposit amounting to Rs. 105.0 million to ADFC for the various services provided by ADFC and an amount of Rs. 227.0 million was payable for such services. As of that date, we retained an equity investment of Rs. 0.2 million in ADFC, which represents 29.0% of the share capital of ADFC. Members of our management team own an aggregate of 45.1% of the equity shares of ADFC.

HBL Global Private Ltd. (“HBL”)

HBL Global is a subsidiary of ADFC and provides us with direct sales support for certain of our products. HBL Global was paid a net fee of Rs. 2,395.5 million for the year ended March 31, 2009. As of March 31, 2009 we had provided a security deposit of Rs. 185.0 million for the services provided by HBL Global. An amount of Rs. 84.0 million was payable to HBL Global as of March 31, 2009. We also hold a deposit of Rs. 20.0 million in respect of properties leased to HBL. We do not presently have any direct investment in HBL Global.

Salisbury Investments Private Ltd. (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and in fiscal 2009, we paid rent of Rs. 5.4 million for the residential accommodation of our Managing Director, to Salisbury Investments Private Ltd, in which the relatives of the Managing Director hold a stake. The value of the security deposit and rent is based on an independent assessment by a professional property valuation expert.

International Asset Reconstruction Co. Pvt. Ltd. (“IARCL”)

During the year ended March 31, 2009, International Asset Reconstruction Co. Pvt. Ltd. (IARCL) became our associate. IARCL was an associate of the erstwhile Centurion Bank of Punjab (eCBoP) due to the latter’s investment in the said Company, which we took over on merger of eCBoP with us. As on the merger date, the book value of investments in equity shares of IARCL was Rs.47 million. During the year, we made additional investment of Rs. 88.2 million in the equity shares of IARCL. As of March 31, 2009, the book value of investments in equity of IARCL was Rs. 135.2 million. We also invested Rs. 176.5 million in cumulative compulsory convertible preference shares of IARCL. We have an investment of Rs. 119.6 million in Security Receipts issued by IARCL as of March 31, 2009. These Security Receipts were taken over on merger of eCBOP with us. During the fiscal 2009, we received Rs. 8.5 million towards services rendered to IARCL.

Centillion Solutions & Services (P) Ltd. (“Centillion”)

During the year ended March 31, 2009, Centillion became our associate. Centillion was an associate of eCBoP due to the latter’s investment in the said Company, which we took over on merger of eCBoP with us. As of March 31, 2009, the book value of investments in Centillion was Rs. 1.5 million. For the year ended March 31, 2009, we incurred expenses of Rs. 140.8 million towards back-office processing services & other Processing costs. An amount of Rs. 67.4 million is payable to Centillion as on March 31, 2009.

Kairoleaf Analytics Private Ltd. (“Kairoleaf”)

During the year ended March 31, 2009, Kairoleaf became our associate. Kairoleaf was an associate of eCBoP due to the latter’s investment in the said Company, which we took over on merger of eCBoP with us. For the year ended March 31, 2009, we incurred expenses of Rs. 3.5 million towards services received by us. As of March 31, 2009, Rs. 1.9 million is payable to Kairoleaf. During March 2009, we sold a part of our stake in Kairoleaf which reduced our shareholding from 29% to 14.60%. Kairoleaf ceased to be an associate of the Bank effective March 30, 2009.

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
		(in million)
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

We paid Softcell Rs. 14.1 million and SolutionNet Rs. 23.6 million for providing software-related services to us. During fiscal 2009, we received Rs. 21.1 million from CAMS, Rs. 0.3 million from SolutionNet and Rs. 0.7 million from Softcell as dividends. In the same period, we paid Rs. 149.1 million to Softcell and Rs. 9.8 million to SolutionNet towards the purchase of fixed assets.

We have entered into normal banking transactions with some of the above parties and we believe all such transactions to be at arms-length.

TAXATION

Indian Taxation of the ADSs

The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on conversion of the ADSs. The summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (the “Indian Income Tax Act”) and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993 promulgated by the government of India (the “Depositary Receipt Scheme”) (together the “Section 115AC Regime”). Further, it only addresses the tax consequences for persons who are non-residents as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital assets, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of interest, dividends and capital gains is earned.

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

Taxation of Distributions

Upon withdrawal of equity shares from the depositary facility, dividends paid to such non-resident holder are not presently taxable. However, we must pay a “dividend distribution tax” at the rate of 16.995% (including 15.0% plus a surcharge of 10.0% of 15.0% and an add-on education cess at the rate of 3.0% of the total dividend distribution tax and surcharge) on the total amount distributed as dividend. In India, dividends are not taxable in the hands of the recipient.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares (for the purposes of this section, “Rights”) made with respect to ADSs or shares are not subject to Indian tax.

Taxation on Acquisition of ADSs or Equity Shares Received Upon Conversion or in Exchange for ADSs

The acquisition by a non resident holder of GDRs or of equity shares in exchange for ADSs does not constitute a taxable event for Indian income tax purposes. Such exchange may, however, give rise to stamp duty as described below under “Stamp Duty.”

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

Taxation of Capital Gains in Relation to Equity Shares Received Upon Conversion or in Exchange for ADSs

Capital gains realized by a non-resident investor on the transfer of the equity shares received upon conversion of the ADSs (whether in India or outside India to a non-resident investor) will be subject to income tax under the provisions of the Indian Income Tax Act.

Under the Indian Income Tax Act capital gains can be of two types, long term capital gains or short term capital gains. Normally, gains arising on sale of capital assets held for more than 36 months are considered as long term capital gains and gains arising on sale of capital assets held for less than 36 months are considered short term capital gains. Tax on long term and short term capital gains, if payable, shall be paid by the transferor.

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

Any gain realized on the sale of equity shares to an Indian resident whether in India or outside India or to a non-resident in India for more than 12 months on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and add-on tax at the rate of 3% of the sale of shares. For the purpose of computing capital gains tax on the sale of the equity shares under the Section 115AC Regime, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the Bombay Stock Exchange Limited or the National Stock Exchange as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant Depositary to its custodian.

Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above is subject to tax at the rate of 10% plus applicable surcharge on income tax and an add-on tax at the rate of 3%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with a maximum rate of 40% plus applicable surcharge on income tax and add-on tax at the rate of 3%. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. However, during the period of fiduciary ownership of equity shares in the hands of the Depositary, the provisions of the Double Taxation Avoidance Agreement entered into by the government of India with the United States will be applicable in the matter of taxation of capital gains, if any, on ADSs.

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

Generally, the transfer of ordinary shares in physical form would be subject to Indian stamp duty at the rate of 0.25% of the market value of the ordinary shares on the trade date, and such stamp duty customarily is borne by the transferee, i.e., the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the Depository in exchange for ADS representing such equity shares will not render an Investor liable for Indian stamp duty but we will be required to pay stamp duty at the applicable rate on the share certificate. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares, which may be delivered in physical form) there would be no stamp duty payable in India on transfer.

Other Taxes

At present, there is no wealth tax, gift tax or inheritance taxes which may apply to the ADSs or the underlying shares.

Service Tax

Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares listed on a recognized stock exchange in India are subject to a service tax of 12% (excluding an add-on tax at the rate of 3.0%) ad valorem. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act 1949. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by the Bank. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP.

RBI Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that certain conditions are complied with, including (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that public interest will be served if such license is granted to the bank. The RBI can cancel the license if the Bank fails to meet the above conditions or if the Bank ceases to carry on banking operations in India.

The bank, being licensed by the RBI, is regulated and supervised by the RBI. The RBI requires the Bank to furnish statements, information and certain details relating to its business. It has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets. The RBI has set up a Board for Financial Supervision, under the chairmanship of the Governor of the RBI. This Board is assisted by the Department of Financial Supervision of the RBI in supervising commercial banks and financial institutions. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in public interest.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. Permission is granted based on factors such as the financial condition and history of the bank, its management, adequacy of capital structure, earning prospects and in public interest. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issued a new branch authorization policy in September 2005 under which the existing system of granting authorizations for opening individual branches from time to time was replaced by a system of aggregated approvals on an annual basis. The RBI discusses with individual banks, their branch expansion strategies and plans over the medium term. The term “branch” for this purpose has been defined to also include extension counters, offsite ATMs, administrative offices and back offices as well as call centers where banking transactions are undertaken. The RBI has recently amended the policy on licensing off site ATMs. The Reserve Bank of India now permits Scheduled Commercial Banks to install off-site ATMs at centers/places identified by them, without having the need to take permission from the Reserve Bank in each case. This would, however, be subject to any direction which the Reserve Bank may issue, including for closure/shifting of any such off-site ATMs, wherever so considered necessary by the Reserve Bank. The banks need to report full details of the off-site ATMs installed by them in terms of the above general permission.

While processing authorization requests, the RBI gives importance to the nature and scope of banking services, particularly in under-banked areas, actual credit flow to priority sectors and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of corporate governance, risk management and relationships with subsidiaries and affiliates.

Capital Adequacy Requirements

The RBI has introduced minimum capital adequacy standards for banks based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices. These guidelines came into effect from March 31, 2008 for banks having international operations and from March 31, 2009 for banks not having international operations.

        Under these guidelines, with effect from March 31, 2009, the Bank is required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9%, at least 6% of which must be Tier I capital. The capital funds of a bank are classified into Tier I and Tier II capital. Tier I capital, provides the most permanent and readily available support against unexpected losses. It is comprised of paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserves, innovative perpetual debt instruments, as reduced by equity investments in subsidiaries, intangible assets, deferred tax assets and losses in the current period and those brought forward from the previous period. Tier II capital consists of undisclosed reserves, revaluation reserves (at a discount of 55%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), hybrid debt capital instruments (which combine features of both equity and debt securities), cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder) and subordinated debt with an initial maturity of not less than five years. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered Tier II capital cannot exceed 50% of Tier I capital. In January 2006, the RBI issued guidelines permitting banks to issue perpetual debt with a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier I capital up to a maximum of 15% of total Tier I capital as on March 31, of the previous financial year. The RBI also permitted banks to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with its prior approval, for inclusion in Tier II capital. In July 2006, the RBI issued guidelines permitting the issuance of Tier I and Tier II debt instruments denominated in foreign currencies.

Risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance sheet items. These risk weights are applied to various balance sheet items based on the rating distribution assigned by various credit rating agencies. Standby letters of credit and general guarantees are treated similar to funded exposure and are subject to a 100% credit conversion factor. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50% while that for short-term self liquidating trade related contingencies such as documentary credits collateralized by the underlying shipments is 20%. The credit conversion factor for undrawn commitments is either 20% or 50%, based on the original maturity of the facility. Since fiscal 2004, the RBI has increased risk weights on various categories of loans. Currently, residential mortgages are risk weighted at 100% (risk weights for residential mortgage loans of less than Rs. 3 million with loan-to-value ratio of up to 75% would be 50% and for loans of value more than Rs. 3 million with loan-to-value ratio up to 75%, risk weight would be 75%). Claims on non-deposit taking systematically important NBFCs are risk weighted at 100%, consumer credit and advances included in capital market exposure at 125% and exposure to venture capital funds at 150%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI issued guidelines on securitization of standard assets on February 1, 2006. The guidelines define true sale, criteria to be met by special purpose vehicles set up for securitization, policy on provision of credit enhancement facilities, liquidity facilities, underwriting facilities and provision of services. The guidelines also cover capital requirements on securitization, prudential norms for investment in securities issued by special purpose vehicles, accounting treatment of the securitization transactions and disclosure requirements.

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

Non-Performing Assets

An asset, including a leased asset, becomes non-performing once it ceases to generate income for the Bank. A non-performing asset is an asset in respect of which either the principal or interest remains overdue for more than 90 days.

The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (an “NPA”). An NPA is a loan or an advance where:

•	interest and/or an installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit;

•	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	In the case of a loan granted for short duration crops, if the installments of principal or interest thereon remain overdue for two crop seasons;

•	In the case of a loan granted for long duration crops, if the installments of principal or interest thereon remain overdue for one crop season; or

•	an amount to be received remains overdue for a period of 90 days in respect of other accounts.

“Out-of-Order” Status

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power. In circumstances where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but (i) there are no credits continuously for a period of 90 days from the date of the balance sheet of the Bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

Asset Classification

Non-performing assets are classified as described below:

Sub standard Assets: Assets that are non-performing for a period not exceeding 12 months. In such cases, the current net worth of the borrower/guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well defined credit weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

Doubtful Assets: An asset will be classified as doubtful if it remains in the substandard category continuously for 12 months. A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss Assets: Assets on which losses have been identified by the bank or internal or external auditors or on inspection by the RBI, but the amount has not been written off fully.

There are separate guidelines for projects under implementation which are based on the achievement of financial closure and the date of approval of the project financing.

Restructured Assets

The RBI has issued separate set of prudential guidelines on restructuring of advances by Banks. The guidelines essentially deal with the norms/conditions—the fulfillment of which are required to maintain the category of the restructured account as ‘standard asset’. The following categories of advances are not eligible for being classified as a standard asset, upon restructuring: (a) consumer and personal advances; (b) advances classified as capital market exposure and (c) advances classified as commercial real estate exposures. As a one time measure/relaxation, the RBI had in December 2008 permitted restructuring of commercial real estate exposures to be classified as ‘standard asset’ The said relaxation was available up to June 30, 2009.

The criteria to be fulfilled for the restructured advance to be treated as a ‘standard asset’ includes viability of the business, infusion of promoters’ contribution, full security coverage, cap on maximum tenor of repayment etc. The economic loss, if any, arising as a result of restructuring needs to be provided for in the books of the Bank. The provision is computed as the difference between the fair value of the account before and after restructuring.

If there is a failure to meet the payment terms of a restructured standard asset for more than 90 days, it is no longer classified as a restructured loan and is reclassified as NPA.

Corporate Debt Restructuring mechanism

The institutional mechanism for restructuring has been set up through the establishment of the CDR system in 2002. CDR system is a joint forum of all Banks and Financial Institutions and operates as a non-judicial body. The CDR system operates on the principle of super- majority amongst the participating Banks/FIs for a particular advance.

Act Relating to Recovery of NPAs

As a part of the financial sector reforms, the Government introduced the SARFAESI Act. The SARFAESI Act provides banks and other lenders increased powers in the recovery of the collateral underlying NPAs.

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

A general provision in the range of 0.25% to 0.40% on the outstanding loans is required.

Sub-Standard Assets

A general provision of 10.0% on total outstanding loans is required. The unsecured exposures which are identified as sub standard would be subject to an additional provision of 10.0% (i.e. a total of 20.0% on the outstanding balance).

Doubtful Assets

A 100.0% provision is made against the unsecured portion of the doubtful asset and charged against income. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 20.0% to 100.0% provision is required to be made against the secured asset as follows:

•	Up to one year: 20.0% provision.

•	One to three years: 30.0% provision.

•	More than three years: 100.0% provision.

Loss Assets

The entire asset is required to be written off or provided for.

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The standards state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions in impaired accounts after obtaining approval from the Bank’s board of directors and with the prior permission of the RBI. Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or, alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets. Further, floating provisions would not include specific voluntary provisions made by banks for advances at rates which are higher than the stipulated rates.

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a “non-recourse” basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. Whilst each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Guidelines on Sale and Purchase of NPAs amongst banks, financial institutions and non-banking financial institutions.

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, the Reserve Bank had issued guidelines for purchase/sale of NPAs among banks in July 2005. In terms of these guidelines, banks’ boards are required to lay down policies covering, among others, valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller and on a cash basis, with the entire consideration being paid up-front. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the NPA on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

Guidelines on Sale of Standard Assets

The RBI issued guidelines for the securitization of standard assets in February 2006. The guidelines provide that for a transaction to be treated as a securitization, a two stage process must be followed. In the first stage there must be pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the pool of assets to the third party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitization structure, the isolation of assets or “true sale” from the seller or originator to the SPV is an essential prerequisite. Also, an arms-length relationship shall be maintained between the originator, the seller and the SPV.

Certain regulatory standards for capital adequacy, valuation, profit and loss on sale of assets, income recognition and provisioning for originators and service providers, like credit enhancers, liquidity support providers, underwriters and investors, and also the accounting treatment for securitization transactions and disclosure standards have been prescribed. Quarterly reporting to the audit sub-committee of the Board of Directors by originating banks of the securitization transactions has also been prescribed. Apart from banks, these guidelines are also applicable to financial institutions and non-banking financial companies.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern loans made by banks in India. The RBI issues directions covering the loan activities of banks. Important guidelines include norms for bank lending to non-bank financial companies, guidelines on banks’ benchmark prime-lending rate and norms for loans against shares.

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sector were revised with effect from April 30, 2007. The priority sector broadly comprises agriculture, medium and small enterprises (MSEs), retail trade, micro credit, education and housing subject to certain limits. The guidelines take into account the revised definition of MSEs as per the Micro, Small and Medium Enterprises Development Act, 2006.

The priority sector lending targets (40% and 32% for domestic and foreign banks, respectively) have been linked to the adjusted net bank credit (ANBC) or the credit equivalent amount of off-balance sheet exposures, whichever is higher, as on March 31 of the previous year, as against the previous practice of linking targets to the ongoing net bank credit.

Of the total priority sector advances, agricultural advances are required to be 18% of adjusted net bank credit. Indirect lending in excess of 4.5% of ANBC or credit equivalent amount of off-balance sheet exposure, whichever is higher, will not be reckoned for computing performance under the 18% target. However, all agricultural advances under the categories 'direct' and 'indirect' will be reckoned in computing performance under the overall priority sector target. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporate and institutions) at Rs. 10 million per borrower. One third of loans in excess of Rs. 10 million per borrower would also be considered as direct finance while the remaining two third would constitute indirect finance. Advances to weaker sections are required to be 10% of adjusted net bank credit, and 1% of the previous year’s net bank credit are required to be lent under the Differential Rate of Interest Scheme. Under the revised guidelines loans up to Rs. 2 million per borrower under housing finance are to be treated as part of priority sector lending. In addition, fresh investments made by banks with NABARD in lieu of non-achievement of priority sector lending targets will no longer be considered as indirect finance subsequent to the end of fiscal year 2007. However, the existing investments in such bonds would continue to be classified as indirect agriculture finance until fiscal 2010 or till the date of maturity, whichever is earlier.

Domestic scheduled commercial banks having shortfall in lending to priority sector target shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (RIDF) established with NABARD or Funds with other Financial Institutions, as specified by the Reserve Bank.

Export Credit

The RBI also requires banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to internationally competitive financing options. Banks have been advised to reach a level of export credit equivalent to 12% of a their adjusted net bank credit.

Credit Exposure Limits

As a measure aimed at better risk management and avoidance of concentration of credit risk, the RBI has prescribed credit exposure limits for banks in respect of their lending to individual borrowers and borrower groups.

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of the bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of the bank. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards of directors, consider enhancement of exposure to a borrower by a further 5.0% of capital funds. With effect from May 29, 2008, the RBI revised the prudential limit to 25% of capital funds in respect of banks’ exposure to oil companies to whom specified oil bonds have been issued by the Government of India. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where they had exceeded the prudential exposure limits during the year.

Exposure is the aggregate of:

•	approved credit exposure comprising funded and non-funded credit limits;

•	investment exposure including underwriting and similar commitments; and

•	foreign exchange and derivative contract exposures.

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

The following exposures are subject to the ceiling:

•	direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds the fund assets of which are not exclusively invested in corporate debt;

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

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies as prescribed by SEBI. Banks’ investment in unlisted non-SLR securities may exceed the limit of 10% by an additional 10%, provided the investment is on account of investment in securitization papers issued for infrastructure projects and bonds/debentures issued by Securitisation Companies (SCs)/Reconstruction Companies (RCs) set up under the SARFEASI Act 2002 and registered with RBI. Investments in Security Receipts issued by SCs / RCs registered with RBI, investments in asset backed securities (ABS) and mortgage backed securities (MBS), which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be reckoned as unlisted non-SLR securities for computing compliance with the prudential limits.

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

Restrictions on Investments in a Single Company

In terms of section 19 (2) of the Banking Regulation Act 1949 no banking company shall hold share in any company, whether as pledgee, mortgagee or absolute owner of an amount exceeding 30 % of the paid up share capital of that company or 30 % of its owned paid up share capital and reserves whichever is lower.

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

Investments in the “available for sale” and “held for trading” categories are required to be marked to market based on market quotes or on the basis of the yield curve provided by the Fixed Income Money Market Dealers Association of India and Primary Dealers Association of India. Any depreciation on the revaluation of investments of each of the six groups in the “held for trading” and “available for sale” category would have to be recognized in the income account. Net gain on revaluation of investments shall not be recognized in the income account. Banks would be able to shift investments from one category to another only with the approval of the board of directors/committee thereof. Shifting to/from “held to maturity” category is permitted once a year.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except short selling of central government securities subject to stipulated conditions. The RBI has recently permitted scheduled commercial banks to undertake short sales of central government securities, subject to the short position being covered within a maximum period of five trading days, including the day of trade. The short positions shall have to be covered only by outright purchase of an equivalent amount of the same security.

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, no bank is permitted to pay interest on current account deposits. Further, banks must pay interest of 3.5% per annum on rupee denominated savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted by the RBI to pay an additional interest of 1.0% over the interest payable on deposits from the public.

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

The RBI issued a notification in November 2004 prescribing guidelines for Know Your Customer (“KYC”) and anti-money laundering procedures. Banks are required to have a customer acceptance policy laying down explicit criteria for acceptance of customers and defining risk parameters. A profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship.

The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity.

In August 2005, the RBI had simplified the KYC procedure for opening accounts for those persons who intend to keep balances not exceeding Rs. 50,000 in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs. 100,000 in a year in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

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

In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act, 2002 (the “PML Act”) which came into effect in July 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.

        The PML Act and the rules made thereunder stipulate that banking companies, financial institutions and intermediaries (together, the “Institutions”) shall maintain a comprehensive record of all their transactions, including the nature and value of such transactions. Further, it mandates verification of the identity of all their clients and also requires the institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, which is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio is currently at 5.0%. For this purpose, the following liabilities are not considered:

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

Statutory Liquidity Ratio

In addition to the cash reserve ratio, each bank is required to maintain in India a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India securities and state government securities. This is to maintain liquidity in the banking system With effect from November 8, 2008, RBI has reduced the statutory liquidity ratio from 25% to 24%.

For this purpose, the following liabilities are not considered:

•	any advance taken from the RBI or from certain other financial institutions; and

•	inter-bank liabilities to the extent of inter-bank assets.

Regulations on Asset Liability Management

Guidelines on ALM system issued in February 1999, covered, inter alia, interest rate risk and liquidity risk measurement/ reporting framework and prudential limits. Gap statements are prepared by scheduling all assets and liabilities according to the stated or anticipated re-pricing date or maturity date. As a measure of liquidity management, banks were required to monitor their cumulative mismatches across all time buckets in their statement of structural liquidity by establishing internal prudential limits with the approval of their boards/ management committees. As per the guidelines, in the normal course, the mismatches (negative gap) in the time buckets of 1-14 days and 15-28 days were not to exceed 20 per cent of the cash outflows in the respective time buckets.

The Reserve Bank fine-tuned the guidelines for ALM in order to make liquidity management by banks more dynamic. Taking into consideration the international practices in this regard, the level of sophistication of banks and the need for a sharper assessment and better liquidity management, it was decided that the 1-14 days time bucket be made more granular by splitting it into three time bands, viz., day 1 (i.e., next day), 2-7 days and 8-14 days. Accordingly, in October 2007, banks were advised that the net cumulative negative mismatches during the next day, 2-7 days, 8-14 days and 15-28 days should not exceed 5 per cent, 10 per cent, 15 per cent and 20 per cent of the cumulative outflows, respectively, in order to recognize the cumulative impact on liquidity. Banks were also advised to undertake dynamic liquidity management and prepare the statement of structural liquidity on a daily basis. In the absence of a fully networked environment, banks were allowed to compile the statement on best available data coverage initially but were advised to make conscious efforts to attain 100 per cent data coverage in a timely manner.

The statement of structural liquidity was to be reported to the Reserve Bank, once a month, as on the third Wednesday of every month. The frequency of supervisory reporting of the structural liquidity position was increased to fortnightly, with effect from April 1, 2008. Banks are now required to submit the statement of structural liquidity as on the first and third Wednesday of every month to the Reserve Bank.

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

Overseas foreign currency borrowings by banks in India may not exceed 50% of its unimpaired Tier 1 capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

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

Requirements of the Banking Regulation Act

Prohibited Business

Section 6 of the Baking Regulation Act 1949 specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25. 0% of the profits of each year before dividends. If there is an appropriation from the reserve funds or share premium account, the bank is required to obtain prior permission from the RBI within 21 days, explaining the circumstances leading to such appropriation.

Restrictions on Payment of Dividends

The Banking Regulation Act requires that a bank pay dividends on its shares only after all of its expenses capitalized under Indian GAAP (including preliminary expenses, organization expenses, share selling commissions, brokerage on public offerings, amounts of losses and any other items of expenditure not represented by tangible assets) have been written off.

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

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights in a poll in excess of 10.0% of total voting rights of all the shareholders of the banking company

Restriction on Transfer of Shares

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

Assets to be maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn on/in India and the RBI approved securities, even if the bills and the securities are held outside India) are not less than 75% of its demand and time liabilities in India.

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

Guidelines for Merger/Amalgamation of Private Sector Banks

The RBI issued detailed guidelines in May 2005 for the merger or amalgamation of private sector banks and for the amalgamation of a non-banking finance company with a banking company. The guidelines lay down the process for a merger proposal, the determination of swap ratios, disclosures, the stages at which the board of directors will get involved in the merger process and norms of buying and selling of shares by the promoters before and during the merger process.

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

Regulations governing international branches and representative offices

The Bank has a wholesale banking branch in Bahrain and one representative office each in Dubai, UAE and Nairobi, Kenya.

The branch in Bahrain is regulated by the Central Bank of Bahrain. The type of license is a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing / administering means of payment.

The representative office in Dubai, UAE is regulated by the Central Bank of UAE and the representative office in Nairobi, Kenya is regulated by the Central Bank of Kenya. The representative offices merely cater to queries of our NRI customers in their respective countries.

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

Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment means investment by way of subscription and/or purchase of securities of an Indian company by a non-resident investor (“FDI”). FIPB approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior permission of the FIPB:

•	investments, including a transfer of shares, in excess of specified sectoral caps;

•

transfer of control and / or ownership pursuant to amalgamation, merger, acquisition etc of an Indian company currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity.

investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field as on January 12, 2005. However, prior FIPB approval will not be required in case of an investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0% or where the existing joint. venture is defunct or sick or where the investment in being made in the information technology sector, or investment by a multi-national financial institution, or investment in the mining sector for the same area / mineral

•	investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity;

•	investment in industries for which industrial licensing is compulsory; and

•

all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code. However, as per a Press Note dated February 10, 2006 issued by the government of India, the prior permission of the FIPB would not be required for transfer of shares from residents to non-residents in the financial services sector or where the provisions of the Takeover Code apply (both of which will require prior approval of the RBI) or, in cases where approvals are required from the RBI, or the Insurance Regulatory and Development Authority.

A person residing outside India (other than a citizen of Pakistan) or any entity incorporated outside Indian (other than an entity incorporated in Pakistan) has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions.

Subject to certain exceptions, FDI and investment by Non-Resident Indians in Indian companies does not require the prior approval of the FIPB or the RBI. The government has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no approval of the RBI is required. In both of the above cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The government has set up the Foreign Investment Implementation Authority, or the FIIA, in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate FDI approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

•

Foreign investors may own up to 74.0 % of the equity shares of an Indian banking company subject to compliance with guidelines issued by the RBI from time to time. This limit falls under the automatic route and does not require specific approval of the FIPB. It includes FDI, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors and also by Non-Resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in HDFC Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents.

•

Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. With a view to liberalizing the operational procedures, the government of India’s Ministry of Finance and the RBI have granted a general approval to ADS issues, subject to certain restrictions. However, pricing of ADS offerings is subject to new regulations announced by the Ministry of Finance amending the depository receipt scheme. Pursuant to this amendment, issuers of ADSs are required to ensure that the pricing of ADSs is made at a price that is not lower than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the two weeks preceding the relevant date. The relevant date is the date of the meeting in which the board of the company or the committee of directors duly authorized by the board of the company decides to open the proposed issue. This pricing requirement will be dispensed with if the ADSs are offered simultaneously with or within 30 days of a domestic offering of equity shares and if the ADSs are priced at or above the price of the domestic offering. Companies contemplating such a simultaneous or immediately follow on offering must obtain prior approval of SEBI and must make the follow on offering within 30 days.

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

SEBI, through the SEBI (Foreign Institutional Investors) (Amendment) Regulations, 2008, which amended the Foreign Institutional Investors Regulations, has provided that, a foreign institutional investor (“FII”) may issue, deal in or hold offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities that are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with the “know your client” requirement. The FII is also required to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity. Further, FII cannot issue offshore derivative instruments with derivatives tradable on any recognised stock exchange in India as underlying. Sub-accounts cannot issue offshore derivative instruments. Also, SEBI, has broadened the scope of who can apply in order to be granted a registration and the criteria that would be followed and has stated that a foreign institutional investor shall be responsible and liable for all acts of commission and omission of all its sub-accounts and other deeds and things done by such sub-accounts in their capacity as sub-accounts under these regulations.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited:

Mumbai, India

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the “Bank”) as of March 31, 2008 and 2009, and the related consolidated statements of income, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2009 all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 30, 2009 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2009, also comprehended the translation of Indian Rupee amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1(y). The translation of the consolidated financial statement amounts into United States dollars has been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells
Chartered Accountants
Mumbai, India
September 30, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited:

Mumbai, India

We have audited the Internal Control over Financial Reporting of HDFC Bank Limited (the “Bank”) as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Bank and our report dated September 30, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells
Chartered Accountants
Mumbai, India
September 30, 2009

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of March 31, 2008 and 2009

	As of March 31,
	2008		2009		2009
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	147,208.0	Rs.	171,224.4	US$	3,365.9
Term placements		5,917.6		34,473.2		677.7
Investments held for trading, at fair value		113,557.8		35,386.2		695.6
Investments available for sale, at fair value (includes restricted investments of Rs. 222,280.8 and Rs. 234,287.4 (US$ 4,605.6) respectively)		419,008.8		508,106.3		9,988.3
Securities purchased under agreements to resell		2,405.7		25,497.2		501.2
Loans (net of allowance of Rs. 12,736.0 and Rs. 24,550.9 (US$ 482.6) respectively)		715,345.3		986,495.0		19,392.5
Accrued interest receivable		11,297.7		13,251.9		260.5
Property and equipment, net		13,961.5		20,649.4		405.9
Intangible assets, net		—		12,731.0		250.3
Goodwill		—		74,937.9		1,473.1
Other assets		79,286.5		137,992.3		2,712.6

Total assets	Rs.	1,507,988.9	Rs.	2,020,744.8	US$	39,723.6

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	718,646.9	Rs.	1,142,281.9	US$	22,454.9
Non-interest-bearing deposits		287,263.2		284,006.7		5,583.0

Total deposits		1,005,910.1		1,426,288.6		28,037.9
Securities sold under repurchase agreements		44,000.0		—		—
Short-term borrowings (including current portion of long-term debt)		129,477.6		27,237.0		535.4
Accrued interest payable		16,742.3		33,225.3		653.1
Long-term debt (excluding current portion)		32,685.1		67,598.8		1,328.9
Accrued expenses and other liabilities		159,466.5		216,342.0		4,252.8

Total liabilities		1,388,281.6		1,770,691.7		34,808.1

Commitments and contingencies (See Note 25)
Minority interest		462.0		556.1		10.9

Shareholders’ equity:
Equity shares: par value—Rs. 10 each; authorized 550,000,000 shares and 550,000,000 shares; issued and outstanding 354,432,920 shares and 425,384,109 shares, respectively		3,544.3		4,253.8		83.6
Additional paid in capital		70,675.5		178,887.7		3,516.6
Retained earnings		31,065.7		34,845.9		685.0
Statutory reserve		15,193.7		22,987.3		451.9
Accumulated other comprehensive income (loss)		(1,233.9)		8,522.3		167.5

Total shareholders’ equity		119,245.3		249,497.0		4,904.6

Total liabilities and shareholders’ equity	Rs.	1,507,988.9	Rs.	2,020,744.8	US$	39,723.6

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For each of the fiscal years ended March 31, 2007, 2008 and 2009

	Fiscal years ended March 31,
	2007		2008		2009		2009

	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	46,823.5	Rs.	72,595.9	Rs.	117,281.5	US$	2,305.5
Trading securities		1,148.2		3,449.3		3,382.3		66.5
Available for sale securities		19,408.0		25,261.4		35,636.9		700.5
Other		2,681.9		2,943.1		2,696.1		53.0

Total interest and dividend revenue		70,061.6		104,249.7		158,996.8		3,125.5

Interest expense:
Deposits		26,175.9		42,667.1		76,748.1		1,508.7
Short-term borrowings		4,800.4		4,093.6		5,799.6		114.0
Long-term debt		2,164.8		2,646.0		3,490.3		68.6
Other		4.0		7.3		76.9		1.5

Total interest expense		33,145.1		49,414.0		86,114.9		1,692.8

Net interest revenue		36,916.5		54,835.7		72,881.9		1,432.7
Provision for credit losses		8,250.3		13,367.7		20,394.9		400.9

Net interest revenue after provision for credit losses		28,666.2		41,468.0		52,487.0		1,031.8

Non-interest revenue, net:
Fees and commissions		13,371.9		18,443.1		25,672.1		504.7
Trading securities gains (losses), net		(134.7)		243.3		1,114.2		21.9
Realized gain (losses) on sales of available for sale securities, net		(456.9)		168.4		2,827.5		55.6
Foreign exchange transaction gains, net		1,903.5		1,445.0		4,703.9		92.5
Derivative transaction gains (losses), net		165.1		(1,054.9)		(2,063.8)		(40.6)
Other, net		150.8		1,101.7		1,349.1		26.5

Total non-interest revenue, net		14,999.7		20,346.6		33,603.0		660.6

Total revenue, net		43,665.9		61,814.6		86,090.0		1,692.4

Non-interest expense:
Salaries and staff benefits		11,430.6		19,169.6		29,169.0		573.4
Premises and equipment		4,130.5		4,729.3		8,650.7		170.1
Depreciation and amortization		2,273.3		2,816.0		3,731.4		73.4
Administrative and other		9,591.7		15,546.9		18,332.8		360.4
Amortization of intangible assets		—		—		3,271.0		64.3

Total non-interest expense		27,426.1		42,261.8		63,154.9		1,241.6

Income before income tax expense		16,239.8		19,552.8		22,935.1		450.8
Income tax expense		5,142.9		6,307.6		7,737.4		152.1

Net income before minority interest	Rs.	11,096.9	Rs.	13,245.2	Rs	. 15,197.7	US$	298.7
Minority interest		57.2		91.0		93.4		1.8

Net income	Rs.	11,039.7	Rs.	13,154.2	Rs.	15,104.3	US$	296.9

Per share information: (See Note: 28)
Earnings per equity share—basic	Rs.	35.10	Rs.	38.24	Rs.	36.40	US$	0.72
Earnings per equity share—diluted	Rs.	34.60	Rs.	37.75	Rs.	36.21	US$	0.71
Per ADS information (where 1 ADS represents 3 shares): (See Note 28)
Earnings per ADS—basic	Rs.	105.30	Rs.	114.72	Rs.	109.20	US$	2.15
Earnings per ADS—diluted	Rs.	103.80	Rs.	113.25	Rs.	108.63	US$	2.14

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the fiscal years ended March 31, 2007, 2008 and 2009

	Fiscal years ended March 31,
	2007		2008		2009		2009
	(In millions)
Cash flows from operating activities:
Net income	Rs.	11,039.7	Rs.	13,154.2	Rs.	15,104.3	US$	296.9
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		8,250.3		13,367.7		20,394.9		400.9
Depreciation and amortization		2,273.3		2,816.0		3,731.4		73.4
Amortization of intangibles		—		—		3,271.0		64.3
Amortization of deferred acquisition costs		3,597.1		2,916.5		3,671.2		72.2
Amortization of premium (discount) on investments		2,051.4		2,642.2		4,215.3		82.9
Other than temporary impairment of investment		105.9		211.3		112.4		2.2
Provision for deferred income taxes		(675.9)		(2,354.7)		(1,574.7)		(31.0)
Share based compensation expense		976.3		1,667.4		1,971.9		38.8
(Gain) loss on securitization of loans		(52.5)		(13.3)		(1,182.9)		(23.3)
Net realized (gain) loss on sale of available for sale securities		456.9		(379.7)		(2,939.9)		(57.8)
(Gain) loss on disposal of property and equipment, net		10.5		(7.3)		(39.9)		(0.8)
Net change in:
Investments held for trading		(1,338.5)		(109,273.7)		78,171.6		1,536.7
Accrued interest receivable		(7,080.2)		4,445.2		342.7		6.7
Other assets		(25,813.5)		(29,766.6)		(56,007.4)		(1,100.9)
Accrued interest payable		8,771.6		(293.4)		14,134.0		277.8
Accrued expense and other liabilities		31,256.7		51,208.3		42,800.5		841.4

Net cash provided by operating activities		33,829.1		(49,659.9)		126,176.4		2,480.4

Cash flows from investing activities:
Net change in term placements		(2,572.1)		6,898.2		(19,236.9)		(378.2)
Activity in available for sale securities:
Purchases		(214,645.5)		(259,919.0)		(240,626.4)		(4,730.2)
Proceeds from sales		156,310.3		73,274.8		121,835.6		2,395.0
Maturities, prepayments and calls		22,625.1		73,069.7		100,268.4		1,971.1
Net change in repurchase options and reverse repurchase options		14,700.0		31,094.3		(67,091.5)		(1,318.9)
Proceeds from loans securitized		6,535.8		2,913.9		22,595.0		444.2
Loans purchased		(16,382.1)		(15,076.5)		(54,244.6)		(1,066.3)
Repayments on loans purchased		7,482.8		14,306.5		19,307.6		379.5
Increase in loans originated, net of principal collections		(147,290.9)		(197,034.3)		(129,660.7)		(2,548.9)
Additions to property and equipment		(3,245.1)		(6,470.4)		(6,880.5)		(135.3)
Proceeds from sale or disposal of property and equipment		20.7		97.8		117.6		2.3
Cash on acquisition of CBoP, net		—		—		20,567.5		404.3

Net cash used in investing activities		(176,461.0)		(276,845.0)		(233,048.9)		(4,581.4)

Cash flows from financing activities:
Net increase in deposits		125,042.6		323,562.1		212,222.8		4,171.9
Net increase (decrease) in short-term borrowings		20,667.0		34,005.2		(102,832.5)		(2,021.5)
Net increase (decrease) in Long-term debt		15,701.6		(916.4)		20,225.9		397.7
Proceeds from issuance of equity shares for options exercised		2,540.2		1,292.3		794.0		15.6
Proceeds from issuance of shares		—		37,839.6		—		—
Proceeds from issuance of warrants		—		—		4,009.2		78.8
Payment of dividends and dividend tax		(1,967.4)		(2,616.3)		(3,530.5)		(69.4)

Net cash provided by financing activities		161,984.0		393,166.5		130,888.9		2,573.1

Net change in cash and cash equivalents		19,352.1		66,661.6		24,016.4		472.1
Cash and cash equivalents, beginning of year		61,194.3		80,546.4		147,208.0		2,893.8

Cash and cash equivalents, end of year	Rs.	80,546.4	Rs.	147,208.0	Rs.	171,224.4	US$	3,365.9

Supplementary cash flow information:
Interest paid	Rs.	24,373.5	Rs.	49,707.4	Rs.	71,980.9	US$	1,415.0
Income taxes paid	Rs.	4,150.0	Rs.	8,376.0	Rs.	18,674.2	US$	367.1
Payable for purchase of property and equipment	Rs.	110.5	Rs.	174.3	Rs.	327.6	US$	6.4
Non-cash investment activities
On acquisition of CBoP by stock-for-stock exchanges
Non—cash assets acquired at fair value		—		—	Rs.	321,205.0	US$	6,314.2
Liabilities assumed at fair value		—		—	Rs.	239,003.1	US$	4,698.3
Net		—		—	Rs.	82,201.9	US$	1,615.9
Non-cash financing activities
Stocks issued in connection with acquisition of CBoP		—		—	Rs.	100,469.5	US$	1,975.0

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For each of the fiscal years ended March 31, 2007, 2008 and 2009

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve		Deferred Stock-Based Compensation		Accumulated Other Comprehensive Income (loss)		Comprehensive income		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2006	313,142,408	Rs.	3,131.4	Rs.	26,805.7	Rs.	18,284.6	Rs.	8,364.6	Rs.	(19.5)	Rs.	(1,299.3)			Rs.	55,267.5

Shares issued upon exercise of options	6,247,200		62.5		2,477.7												2,540.2
Dividends, including dividend tax							(1,967.4)										(1,967.4)
Adjustment on initial application of FAS 123 (R)					(33.1)						19.5						(13.6)
Transfer to statutory reserve							(2,853.6)		2,853.6								—
Net income							11,039.7							Rs.	11,039.7		11,039.7
Unrealized loss reclassified to earnings [net of tax Rs. 192.3]													378.9		378.9		378.9
Change in the unrealized net gain on available for sale securities[net of tax Rs. (1,365.0) ]													(2,690.6)		(2,690.6)		(2,690.6)
Share based compensation					976.3												976.3
Application of FAS 158, [net of tax Rs. (11.6)]													(22.9)				(22.9)
Comprehensive income														Rs.	8,728.0

Balance at March 31, 2007	319,389,608	Rs.	3,193.9	Rs.	30,226.6	Rs.	24,503.3	Rs.	11,218.2	Rs.	—	Rs.	(3,633.9)			Rs.	65,508.1

Shares issued upon exercise of options	1,677,800		16.8		1,275.5												1,292.3
Shares issued in public offering	19,783,512		197.8		23,740.8												23,938.6
Shares issued on preferential basis	13,582,000		135.8		13,765.2												13,901.0
Dividends, including dividend tax							(2,616.3)										(2,616.3)
Transfer to statutory reserve							(3,975.5)		3,975.5								—
Net income							13,154.2								13,154.2		13,154.2
Unrealized loss reclassified to earnings [net of tax Rs. 117.3]													227.7		227.7		227.7
Change in the unrealized net loss on available for sale securities, [net of tax Rs. 1,144.6]													2,172.3		2,172.3		2.172.3
Share based compensation					1,667.4												1,667.4
Comprehensive income														Rs.	15,554.2

Balance at March 31, 2008	354,432,920	Rs.	3,544.3	Rs.	70,675.5	Rs.	31,065.7	Rs.	15,193.7	Rs.	—	Rs.	(1,233.9)			Rs.	119,245.3
Shares issued upon exercise of options	1,067,233		10.7		783.3												794.0
Shares issued in connection with acquisition of CBoP	69,883,956		698.8		101,447.8												102,146.6
Dividends, including dividend tax							(3,530.5)										(3,530.5)
Transfer to statutory reserve							(7,793.6)		7,793.6								—
Proceed from issue of warrants					4,009.2												4,009.2
Net income							15,104.3								15,104.3		15,104.3
Unrealized gain reclassified to earnings [net of tax Rs. (51.8)]													(100.6)		(100.6)		(100.6)
Change in the unrealized net loss on available for sale securities, [net of tax Rs.5,021.8]													9,856.8		9,856.8		9,856.8
Share based compensation					1,971.9												1,971.9
Comprehensive income														Rs.	24,860.5
Balance at March 31, 2009	425,384,109	Rs.	4,253.8	Rs.	178,887.7	Rs.	34,845.9	Rs.	22,987.3		—	Rs.	8,522.3			Rs.	249,497.0
Balance at March 31, 2009	—	US$	83.6	US$	3,516.6	US$	685.0	US$	451.9		—	US$	167.5	US$	488.7	US$	4,904.6

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Bank

HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulations Act, 1949. The Bank’s shares are listed on the Bombay Stock Exchange Ltd. and The National Stock Exchange of India Ltd. and its ADSs are listed on the New York Stock Exchange and its GDRs are listed on Luxembourg Stock Exchange.

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 19.38 % of the Bank’s equity as of March 31, 2009. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

During the year ended March 31, 2009, the Reserve Bank of India accorded its consent to the Scheme of Amalgamation of Centurian Bank of Punjab Limited (“CBoP”) with HDFC Bank Limited. Pursuant to the order of amalgamation the operations of both Banks were merged with effect from May 23, 2008. On June 24, 2008 the Share Allotment Committee of the Bank approved the allocation of 69,883,956 equity shares of Rs. 10/- each to the shareholders of CBoP pursuant to the share swap ratio of one (1) equity share of Rs. 10/- each of HDFC Bank Limited for every twenty nine (29) equity shares of Re. 1/- each held in CBoP by them as on the record date viz. June 16, 2008. The amalgamation has been accounted for as a business combination under the purchase method of accounting. For further information, see note 2.

To enable the promoter group to restore its shareholding percentage in the Bank to the pre-merger level and in line with the shareholder and regulatory approvals, during the quarter ended June 30, 2008 the Bank issued 26,200,220 warrants convertible into an equivalent number of equity shares to HDFC Limited on a preferential basis at a rate of Rs. 1,530.13 each. HDFC Limited can exercise the said options on or before December 2, 2009.

During the year ended March 31, 2009, the employees of the Bank were allotted 1,067,233 equity shares pursuant to the exercise of options under the employee stock option scheme of the Bank. These include options granted on acquisition of CBoP.

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

b. Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees and derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

c. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment and derivatives.

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

g. Impairment of securities

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. The Bank identifies other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than carrying value and the financial condition and economic prospects of the issuer. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increases and where the Bank has the ability and intent to hold the security until the forecasted recovery.

h. Loans

The Bank grants retail and wholesale loans to customers.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses.

Interest is accrued on the unpaid principal balance and is included in interest income. Loans are placed on “non-accrual” status when interest or principal payments are past due for a specified period, at which time no further interest is accrued and overdue interest is written off against interest income. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are placed on “non-accrual” status when interest or principal payments are one quarter past due.

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

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, are adjusted to income.

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

k. Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of fixed assets on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Land and premises	1.63%
Software and systems	20.00%
Equipment and furniture	10.00%-33.33%
Leased Assets	Lower of asset life or period of lease

For assets purchased and sold during the year, depreciation is provided on pro rata basis by the Bank.

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

q. Stock-based compensation

The Bank has implemented the provisions of SFAS No. 123(R) “Accounting for Stock-Based Compensation” with effect from April 1, 2006. Accordingly the fair value method is used to account for the compensation cost of stock options and awards granted to employees of the Bank with effect from April 1, 2006. The Bank elected the ‘modified prospective method’ as prescribed in SFAS 123 (R) and therefore the prior periods were not restated. Accordingly ‘modified prospective method’ was applied to new awards granted after April 1, 2006 and to the unvested portion of previously granted stock options and awards. For further information, see note 20.

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

u. Derivative financial instruments

The Bank recognizes all derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them at fair value. The Bank has not designated any derivatives as hedges. As such, all changes in fair value of derivative instruments are recognized in net income in the period of change.

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

v. (i) Recently issued accounting pronouncements not yet effective

On December 4, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, SFAS 141R requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value. SFAS 141R also modifies the accounting for certain acquired income tax assets and liabilities. SFAS 141R applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008. The Bank will apply SFAS 141R for acquisitions consummated on or after April 1, 2009.

On December 4, 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160). SFAS 160 an amendment of ARB 51- Consolidated Financial Statements requires all entities to report noncontrolling (i.e., minority) interests in subsidiaries as equity in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. SFAS 160 also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also requires expanded disclosure that distinguishes between the interests of the controlling owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is not permitted. The Bank will apply SFAS 160 on or after April 1, 2009. The adoption of SFAS 160 will affect the presentation of “Minority interests”, which will be renamed to “Non-controlling interests” and will be presented within equity.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. This Statement expands the disclosure requirements in Statement 133 about an entity’s derivative instruments and hedging activities. Such disclosures, as well as existing Statement 133 required disclosures, generally will need to be presented for every annual and interim reporting period for which a statement of financial position and a statement of financial performance are presented. SFAS 161 improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Bank will apply SFAS 161 on or after April 1, 2009. We do not expect the adoption of SFAS 161 to have a material impact on our consolidated financial statements.

In December 2008, the FASB issued an FSP on SFAS No. 132R, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP SFAS No. 132R-1”). The FSP contains amendments to SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” that are intended to enhance the transparency surrounding the types of assets and associated risks in an employer’s defined benefit pension or other postretirement plan. This FSP expands the disclosures set forth in SFAS No. 132R by adding required disclosures about: (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk. Additionally, the FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS No. 157. The new disclosures are required to be included in financial statements for fiscal years ending after December 15, 2009 with early application permitted. This FSP only requires additional disclosures, and will not affect the Bank’s financial position and results of operations.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance for investments in debt securities to make the guidance more operational and also to improve the presentation and disclosure of other-than-temporary impairments on both debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP FAS 115-2 and FAS 124-2 is effective for the Bank’s financial statements for the year ending March 31, 2010. The adoption of this FSP is not expected to have a material impact on the consolidated statements of income and consolidated balance sheets.

In April 2009, the FASB issued FASB Staff Position (FSP) No. 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. FSP 141R-1 addresses application issues regarding initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The provisions contained in this FSP 141R-1 will be applied for acquisitions consummated on or after April 1, 2009.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS 165). This Statement sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement is effective for financial statements issued for fiscal years ending after June 15, 2009. The provisions of SFAS No. 165 will be applied for our fiscal statement issued for March 31, 2010. The adoption of SFAS 165 is not expected to have a material impact on the consolidated statements of income and consolidated balance sheets.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets” (SFAS 166). This Statement is a revision to SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”, changes the requirements for derecognizing financial assets, and requires additional disclosures. This Statement is effective for financial statements issued for fiscal years ending after November 15, 2009. The provisions of SFAS No. 166 will be applied for our fiscal statement issued for March 31, 2010.The impact, if any, from the adoption of SFAS 166 is currently being evaluated.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167). This Statement is a revision to FIN 46 (Revised December 2003) “Consolidation of Variable Interest Entities”, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. SFAS 167 requires additional disclosures about the involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This Statement is effective for financial statements issued for fiscal years ending after November 15, 2009. The provisions of SFAS No. 167 will be applied for our fiscal statement issued for March 31, 2010. The impact, if any, from the adoption of SFAS 167 is currently being evaluated.

In June 2009, the FASB issued SFAS No. 168,” The FASB accounting standards codification and the hierarchy of Generally Accepted Accounting Principles”. SFAS 168 defines the new hierarchy for U. S. generally accepted accounting principles (GAAP) and explains how the FASB will use its Accounting Standards Codification (ASC) as the sole source for all authoritative guidance. The codification will be effective for all reporting periods that end after September 15, 2009, which means it will be effective for our fiscal year beginning April 1, 2009. We expect that the adoption of this standard will have no significant impact on our financial position, results of operation or cash flows.

v (ii) Recently Adopted Accounting Standards

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in USGAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. In October 2008, the application of SFAS in situations where the market is not active was clarified by the issuance of FSP FAS 157-3, “Determining the fair value of a financial asset when the market for that asset is not active”. The Bank has since adopted the provisions of SFAS 157 effective April 1, 2008 (See note 31).

In February 2007, the FASB issued Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (including an amendment of FASB Statement No. 115). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The unrealized gains and losses on items for which the fair value option has been elected is to be reported in earnings. SFAS 159 is effective from an entity’s fiscal year beginning after November 15, 2007. The Bank has adopted the provisions of SFAS 159 effective April 1, 2008. The Bank has not opted to measure any financial instruments or other items at fair value other than those which the Bank already measures.

On November 5, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 109, “Written Loan Commitments Recorded at Fair Value through Earnings” (SAB 109). SAB 109 requires that the expected net future cash flows related to servicing of a loan be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The adoption of SAB 109 is on a prospective basis and effective for the Bank’s loan commitments measured at fair value through earnings which are issued or modified in fiscal quarters beginning after December 15, 2007. The Bank has since adopted the provisions of SAB 109 effective April 1, 2008. The adoption did not have any material impact on the Bank’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The SEC approved the amendments on September 16, 2008. The adoption did not have any material impact on the Bank’s financial statements. [Note: In June 2009, the FASB issued SFAS No. 168,” The FASB accounting standards codification and the hierarchy of Generally Accepted Accounting Principles- a replacement of FASB Statement No. 162”. Refer our comments on SFAS No. 168 under note no 1 v. (i) above (viz. Recently issued accounting pronouncements not yet effective)].

In September 2008, the FASB staff issued an FSP on SFAS No. 133 and FIN No. 45 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (“FSP SFAS No. 133-1 and FIN No. 45-4”). This FSP amends SFAS No. 133 to require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives. In addition, the FSP amends FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,” and requires guarantors to additionally disclose the current status of the payments/performance risk of the guarantee so that the disclosure will provide similar information to the disclosure relating to credit derivatives and hybrid instruments that have embedded credit derivatives under SFAS No. 133, as amended by this FSP. This FSP also clarifies the FASB’s intent that disclosure required by SFAS No. 161 should be provided for any reporting period (annual or interim) beginning after November 15, 2008. The expanded disclosure requirements of this FSP were effective for the financial statements for the year ended March 31, 2009. The adoption of the FSP did not have an impact on the consolidated statements of income and consolidated balance sheets.

Disclosure about Transfers of Financial Assets and Involvement with Variable Interest Entities—In December 2008, the FASB issued an FSP on SFAS No. 140 and FIN No. 46R, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (“FSP SFAS No. 140-4 and FIN No. 46R-8”). This FSP requires enhanced disclosures about continuing involvements with transferred financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. This FSP is effective prospectively for the first interim or annual reporting period ending after December 15, 2008, with disclosures of comparative information in periods earlier than the effective date encouraged. The Bank has applied the provisions of this FSP on or after April 1, 2008. This FSP only requires additional disclosures, and the adoption of this FSP did not have a material impact on our consolidated financial statements.

In January 2009, the FASB issued an FSP on EITF 99-20, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP EITF 99-20-1”). This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a transferor in a Securitized Financial Assets” (“EITF 99-20”). This FSP revises EITF 99-20’s impairment guidance for beneficial interests to make it consistent with the requirements of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” for determining whether an impairment of other debt and equity securities has occurred. The SFAS No. 115 impairment model enables greater judgment to be exercised in determining whether an other-than-temporary impairment needs to be recorded. The impairment model previously provided for in EITF 99-20 limited management’s use of judgment in applying the impairment model. This FSP is effective prospectively for interim and annual reporting periods ending after December 15, 2008 with retrospective application prohibited. This FSP was effective for the financial statements for the year ended March 31, 2009. The adoption of this FSP did not have a material impact on the consolidated statements of income and consolidated balance sheets.

w. Business combination

Net assets of companies acquired in purchase transactions are recorded at fair value at the date of the acquisition. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value in accordance with SFAS 141 “Business combinations” (SFAS 141R applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008).

x. Goodwill and other intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is recorded at a designated reporting unit level for the purpose of assessing impairment. An impairment loss is recognised to the extent that the carrying amount of goodwill exceeds its fair value.

Intangible assets consist of branch network, customer list, core deposit intangible and favorable leases. These are amortized over their estimated useful lives in accordance with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” if events and circumstances indicate a possible impairment. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives	Amortization method
	(years)
Branch network	6	Straight-line
Customer relationship	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	15	Straight-line

For intangible assets subject to amortization, impairment is recognised if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

y. Convenience translation

The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2009 have been translated into U.S. dollars at U.S.$1.00 = Rs. 50.87 based on the noon buying rate for cable transfers on March 31, 2009 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

2. BUSINESS COMBINATION

On March 27, 2008, the shareholders of the Bank had accorded their consent to a scheme of amalgamation of Centurion Bank of Punjab Limited (CBoP) with HDFC Bank Limited subject to necessary regulatory approvals. The shareholders of the Bank had approved the issuance of one equity share of Rs. 10/- each of HDFC Bank Limited for every twenty nine equity shares of Re. 1/- each held in CBoP. Necessary regulatory approvals in regard to the said scheme of amalgamation were received. As per Reserve Bank of India (RBI) order dated May 20, 2008 the scheme of amalgamation is effective from May 23, 2008. Both the entities were banking companies incorporated under the Companies Act, 1956 and licensed by the Reserve Bank of India under the Banking Regulation Act, 1949.

Pursuant to the above stated approvals, acquisition of CBoP with HDFC Bank Limited was effective May 23, 2008 and therefore the results of operations have been included in the consolidated financial statements from May 23, 2008.

The transaction was completed during 2008-2009 and accounted as business combination which resulted in goodwill of Rs. 74,937.9 million and intangible assets of Rs. 16,002.0 million. CBoP, a private sector Bank, offered a wide spectrum of retail, small and medium enterprise and corporate banking products and services. The primary purpose for the acquisition was to realize potential synergies, growth opportunities and cost savings from combining the businesses of CBoP. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill.

The consolidated financial statements include the operating results of CBoP from the date of acquisition. The purchase consideration amounted to Rs. 102,769.4 million of which Rs. 100,469.5 million has been paid by way of issue one equity share of HDFC Bank Limited of the face value of Rs.10.0 each credited as fully paid for every 29 equity shares of CBoP of face value of Re. 1.0 each. The value of the 69,883,956 common shares issued was determined based on the average market price of HDFC Bank Limited’s common shares over the 2 day period before and after the measurement date, viz. February 28, 2008 being the date when the terms of the acquisition were agreed to and announced.

Purchase Price Allocation

The acquisition is accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”. The purchase price of CBoP amounted to Rs. 102,769.4 million, of which Rs. 100,469.5 million is by way of issue of equity shares, Rs. 622.8 million by way of direct acquisition costs and cost of Rs. 1,677.1 million arising from issue of the Bank’s stock options issued in exchange for the outstanding CBoP’s stock options held by its employees as of the acquisition date.

The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of May 23, 2008 as summarized below:

	(in millions)		(in millions)
Purchase Price
Issue of 69,883,956 equity shares	Rs.	100,469.5	US$	1,975.0
Direct acquisition costs		622.8		12.2
Issue of stock options to employees		1,677.1		33.0

Total purchase price		102,769.4		2,020.2

Estimated assets acquired at fair value:
Cash and cash equivalents		20,567.5		404.3
Term placements		9,318.7		183.2
Investments, available for sale		57,236.7		1,125.2
Loans		152,030.3		2,988.4
Accrued interest receivable		2,296.9		45.2
Property and equipment, net		3,288.9		64.7
Intangible assets		16,002.0		314.6
Other assets		6,093.6		119.8

Total estimated assets acquired		266,834.6		5,245.4

Estimated liabilities assumed at fair value:
Deposits		208,155.7		4,092.0
Short-term borrowings		591.9		11.6
Accrued interest payable		2,349.0		46.2
Long-term debt		14,687.8		288.7
Accrued expenses and other liabilities		13,218.7		259.8

Total estimated liabilities acquired		239,003.1		4,698.3

Total fair value of net assets acquired		27,831.5		547.1

Goodwill	Rs.	74,937.9	US$	1,473.1

The total amount of goodwill is Rs. 74,937.9 million and no tax deduction is available on the said amount. The entire amount of goodwill is allocated to the retail segment.

Intangible assets acquired

The estimated useful lives of the intangible assets at May 23, 2008 were as follows:

	Fair value				Weighted average life
	(in millions)				(in years)
Intangible assets subject to amortization:

Branch network	Rs.	8,335.0	US$	163.8	6
Customer relationship		2,710.0		53.3	2
Core deposit		4,414.0		86.8	5
Favorable leases		543.0		10.7	15

Total	Rs.	16,002.0	US$	314.6	5.35

Amortization expense for intangible assets

The amortization of intangible assets over the next five years is given below:

	As of March 31,
	2009		2009
	(in millions)
Due during the twelve months ending March 31:
2010	Rs.	3,769.5	US$	74.1
2011		2,558.6		50.3
2012		2,328.9		45.8
2013		2,304.5		45.3
2014		1,538.5		30.2

Unaudited pro forma combined condensed financial information

The following unaudited pro forma combined condensed financial information present the results of operations had the acquisition taken place at the beginning of each period:

	For the period ended March 31,
	2008		2009		2009
	(in millions, except per share data and number of shares)
Statements of income data:
Net interest revenue	Rs.	62,261.3	Rs.	72,677.6	US$	1,428.7
Provision for credit losses		(14,423.0)		(20,394.9)		(400.9)
Non-interest revenue		26,799.1		33,401.2		656.6
Non-interest expense		(57,234.1)		(64,157.4)		(1,261.2)

Income before income tax expense		17,403.3		21,526.5		423.2

Income tax expense		(5,252.8)		(7,258.6)		(142.7)

Net income before minority interest	Rs.	12,150.5	Rs.	14,267.9	US$	280.5

Minority interest		(91.0)		(93.4)		(1.8)

Net income		12,059.5		14,174.5		278.6

Amounts per share:
Earnings per equity share-basic	Rs.	29.87	Rs.	34.16	US$	0.67

Earnings per equity share-diluted		29.18		33.98		0.67
Weighted average equity shares used in computing basic earnings per equity share (in thousands)		403,720		414,975		414,975
Weighted average equity shares used in computing diluted earnings per equity share (in thousands)		413,224		417,092		417,092

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2008 and 2009 include balances of Rs. 116,130.9 million and Rs. 119,410.2 million respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 7 years.

5. Investments, held for trading

The portfolio of trading securities at March 31, 2008 and 2009 is as follows:

	As of March 31, 2008
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	12,572.9	Rs.	3.3	Rs.	41.1	Rs.	12,535.1
Securities issued by Government of India sponsored institutions		4,835.1		3.3		31.4		4,807.0
Securities issued by State government sponsored institutions		0.6		—		—		0.6
Deposit Certificates issued by banks		3,795.1		—		—		3,795.1

Total Debt Securities		21,203.7		6.6		72.5		21,137.8
Equity securities		89.9		2.1		3.8		88.2
Mutual fund units		92,328.8		3.0		—		92,331.8

Total	Rs.	113,622.4	Rs.	11.7	Rs.	76.3	Rs.	113,557.8

	As of March 31, 2009
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	34,833.3	Rs.	3.3	Rs.	108.8	Rs.	34,727.8
Securities issued by Government of India sponsored institutions		606.3		4.6		—		610.9

Total Debt Securities		35,439.6		7.9		108.8		35,338.7
Equity securities		44.8		2.8		0.1		47.5

Total	Rs.	35,484.4	Rs.	10.7	Rs.	108.9	Rs.	35,386.2

Total	US$	697.5	US$	0.2	US$	2.1	US$	695.6

6. Investments, available for sale

The portfolio of available for sale securities at March 31, 2008 and 2009 is as follows:

	As of March 31, 2008
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

Government of India securities	Rs.	351,042.5	Rs.	481.8	Rs.	2,516.5	Rs.	349,007.8
Securities issued by Government of India sponsored institutions		22,315.6		22.4		79.1		22,258.9
State government securities		434.5		—		10.7		423.8
Securities issued by state government sponsored institutions		406.6		0.1		5.4		401.3
Credit substitutes (See Note 8)		5,059.2		20.1		32.4		5,046.9
Other corporate/financial institution bonds		460.3		15.5		1.9		473.9
Deposit Certificates issued by banks		12,157.9		—		—		12,157.9

Debt securities		391,876.6		539.9		2,646.0		389,770.5
Mortgage-backed securities		11,526.3		204.5		87.4		11,643.4
Asset-backed securities		17,324.5		109.0		21.8		17,411.7
Equity securities		173.2		—		1.5		171.7
Mutual fund units		10.0		1.5		—		11.5

Total	Rs.	420,910.6	Rs.	854.9	Rs.	2,756.7	Rs.	419,008.8

Securities with gross unrealized losses							Rs.	239,055.5
Securities with gross unrealized gains								179,953.3

							Rs.	419,008.8

	As of March 31, 2009
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

Government of India securities	Rs.	459,973.3	Rs.	13,389.4	Rs.	676.9	Rs.	472,685.8
Securities issued by Government of India sponsored institutions		2,640.4		75.5		0.3		2,715.6
State government securities		1,585.4		78.4		—		1,663.8
Securities issued by state government sponsored institutions		19.3		0.5		—		19.8
Credit substitutes (See Note 8)		4,229.4		26.2		3.3		4,252.3
Other corporate/financial institution bonds		164.0		2.5		—		166.5
Deposit Certificates issued by banks		13,936.4		—		—		13,936.4

Debt securities		482,548.2		13,572.5		680.5		495,440.2
Mortgage-backed securities		8,738.7		159.4		216.8		8,681.3
Asset-backed securities		3,642.8		62.0		14.7		3,690.1
Equity securities		287.9		—		—		287.9
Mutual fund units		10.0		—		3.2		6.8

Total	Rs.	495,227.6	Rs.	13,793.9	Rs.	915.2	Rs.	508,106.3

Total	US$	9,735.2	US$	271.1	US$	18.0	US$	9,988.3

Securities with gross unrealized losses							Rs.	46,448.5
Securities with gross unrealized gains								461,657.8

							Rs.	508,106.3

							US$	9,988.3

Investments include Rs. 222,280.8 million as of March 31, 2008 and Rs.234,287.4 million (US$ 4,605.6 million) as of March 31, 2009 respectively, which have been kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS). These have been kept with the Clearing Corporation of India Limited and RBI.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near term prospects of the issuer, and the Bank’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 112.4 million (US$ 2.2 million) (previous year Rs. 211.3 million) as other than temporary impairment in fiscal 2009. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2009 are temporary in nature. The Bank’s review of impairment generally entails:

•	identification and evaluation of investments that have indications of possible impairment;

•	analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment; and

•	documentation of the results of these analyses, as required under business policies.

The gross unrealized losses and fair value of available for sale securities at March 31, 2009 is as follows:

	As of March 31, 2009
	Less Than 12 Months				12 Months or Greater
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
	(In millions)
Government of India securities	Rs.	24,403.2	Rs.	467.3	Rs.	13,177.7	Rs.	209.6
Securities issued by Government of India sponsored institutions		339.7		0.3		454.0		—
Credit substitutes (See Note 8)		—		—		525.6		3.3

Debt securities		24,742.9		467.6		14,157.3		212.9
Mortgage-backed securities		3,510.3		88.3		3,984.7		128.5
Asset-backed securities		46.5		14.7		—		—
Mutual fund units		6.8		3.2		—		—

Total	Rs.	28,306.5	Rs.	573.8	Rs.	18,142.0	Rs.	341.4

Total	US$	556.4	US$	11.3	US$	356.6	US$	6.7

The contractual residual maturity of available for sale debt securities as of March 31, 2009 is set out below:

	As of March 31, 2009
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	80,627.7	Rs.	80,746.6	US$	1,587.3
Over one year through five years		221,728.9		227,682.1		4,475.8
Over five years through ten years		110,428.6		112,738.6		2,216.2
Over ten years		69,763.0		74,272.9		1,460.0

Total	Rs.	482,548.2	Rs.	495,440.2	US$	9,739.3

AFS investments of Rs. 349,431.6 million and Rs. 474,349.6 million as of March 31, 2008 and March 31, 2009, respectively, are held to meet the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions.

Gross realized gains and gross realized losses from sales of such securities and dividends and Interest on available for sale securities are set out below:

	Fiscal year ended March 31,
	2007		2008		2009		2009
	(In millions)
Gross realized gains on sale	Rs.	297.6	Rs.	522.3	Rs.	3,963.6	US$	77.9
Gross realized losses on sale		(754.5)		(353.9)		(1,136.1)		(22.3)

Realized gains (losses), net		(456.9)		168.4		2,827.5		55.6
Dividends and interest		19,408.0		25,261.4		35,636.9		700.5

Total	Rs.	18,951.1	Rs.	25,429.8	Rs.	38,464.4	US$	756.1

7. Investments, held to maturity

There were no HTM securities as of March 31, 2008 and March 31, 2009.

Under Indian GAAP transfer from HTM portfolio to AFS portfolio are permitted by RBI regulations once every year and the Bank has made transfers in accordance with the regulations. However the Bank has not established a HTM portfolio under US GAAP and therefore the investment classification made under U.S. GAAP and Indian GAAP varies materially.

8. Credit Substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2008 and March 31, 2009 are as follows:

	As of March 31,
	2008				2009
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	4,656.2	Rs.	4,645.0	Rs.	3,238.8	Rs.	3,262.1
Preferred shares		53.2		52.1		29.5		29.1
Commercial paper		349.8		349.8		961.1		961.1

Total	Rs.	5,059.2	Rs.	5,046.9	Rs.	4,229.4	Rs.	4,252.3

					US$	83.1	US$	83.6

The bank has no credit substitutes in the held to maturity category.

The fair values of credit substitutes have been analyzed as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Performing	Rs.	5,046.9	Rs.	4,252.3	US$	83.6
Impaired—gross balance		5.1		—		—
Less amounts provided for other than temporary impairments		(5.1)		—		—

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	5,046.9	Rs.	4,252.3	US$	83.6

Impaired credit substitutes as of March 31, 2008 and March 31, 2009:

	As of March 31,
	2008		2009		2009
	(In millions)
Gross impaired credit substitutes:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		5.1		—		—

Total	Rs.	5.1	Rs.	—	US$	—

Gross impaired credit substitutes by industry:
—Electronics	Rs.	—	Rs.	—	US$	—
—Drugs and Pharmaceuticals		5.1		—		—

Total	Rs.	5.1	Rs.	—	US$	—

Average impaired credit substitutes	Rs.	50.3	Rs.	2.6	US$	0.1

Interest foregone on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	—	Rs.	—	US$	—

As of March 31, 2009, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

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

a. Securities purchased under agreements to resale

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2008 and March 31, 2009 are Rs. 2,405.7, and Rs.25,497.2 million respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately from investments and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2008 and March 31, 2009 are Rs. 44,000.0 million and Nil respectively.

10. Loans

Loan balances include Rs. 84,877.1 million and Nil as of March 31, 2008 and March 31, 2009 for assets which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2008 and March 31, 2009 are as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Retail Loans:
Auto loans	Rs.	132,145.2	Rs.	156,283.8	US$	3,072.2
Commercial vehicle and construction equipment finance		67,864.5		80,582.2		1,584.1
Personal loans		71,900.1		90,062.0		1,770.4
Loans against securities		13,355.7		7,265.5		142.8
Two-wheeler loans		18,734.7		19,423.3		381.8
Retail business banking		86,053.8		132,323.8		2,601.2
Credit cards		31,566.1		39,240.7		771.4
Housing loans		—		50,690.7		996.5
Other retail loans		19,692.3		44,521.9		875.3

Subtotal	Rs.	441,312.4	Rs.	620,393.9	US$	12,195.7

Wholesale loans:
Working capital finance	Rs.	118,766.9	Rs.	154,054.9	US$	3,028.4
Term loans		168,002.0		236,597.1		4,651.0

Sub total	Rs.	286,768.9	Rs.	390,652.0	US$	7,679.4

Gross loans		728,081.3		1,011,045.9		19,875.1
Less: Allowance for credit losses		12,736.0		24,550.9		482.6

Total	Rs.	715,345.3	Rs.	986,495.0	US$	19,392.5

The contractual residual maturity of gross loans as of March 31, 2009 is set out below:

	As of March 31, 2009
	Working Capital Finance		Term Loans		Retail Loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	95,774.0	Rs.	109,153.9	Rs.	268,478.8	Rs.	473,406.7
Over one year through five years		58,280.9		76,904.5		325,108.0		460,293.4
Over 5 years		—		50,538.7		26,807.1		77,345.8

Total gross loans	Rs.	154,054.9	Rs.	236,597.1	Rs.	620,393.9	Rs.	1,011,045.9

	US$	3,028.4	US$	4,651.0	US$	12,195.7	US$	19,875.1

Gross loans analyzed by performance are as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Performing	Rs.	719,252.0	Rs.	991,488.4	US$	19,490.6
Impaired		8,829.3		19,557.5		384.5

Total gross loans	Rs.	728,081.3	Rs.	1,011,045.9	US$	19,875.1

Impaired loans as of March 31, 2008 and March 31, 2009 by facility are as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Retail loans	Rs.	7,446.1	Rs.	14,957.7	US$	294.0
Wholesale loans		1,383.2		4,599.8		90.5

Gross impaired loans		8,829.3		19,557.5		384.5
Less: Specific allowance for credit losses		5,841.6		13,220.6		259.9

Impaired loans, net of specific allowance	Rs.	2,987.7	Rs.	6,336.9	US$	124.6

Gross impaired loans:
—without valuation allowance	Rs.	2,987.7	Rs.	6,336.9	US$	124.6
—with valuation allowance		5,841.6		13,220.6		259.9

Total	Rs.	8,829.3	Rs.	19,557.5	US$	384.5

Gross impaired loans:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		8,829.3		19,557.5		384.5

Total	Rs.	8,829.3	Rs.	19,557.5	US$	384.5

Gross impaired loans by industry:
—Automotive	Rs.	642.9	Rs.	—	US$	—
—Land Transport		1,226.9		1,182.3		23.2
—Wholesale/Retail Trade		—		1,741.1		34.2
—Others (none > than 5% of impaired loans)		6,959.5		16,634.1		327.1

Total	Rs.	8,829.3	Rs.	19,557.5	US$	384.5

Summary information relating to impaired loans as of March 31, 2007, 2008 and 2009 is as follows:

	As of March 31,
	2007		2008		2009		2009
	(In millions)
Average impaired loans, net of allowance	Rs.	1,805.1	Rs.	2,509.6	Rs.	4,662.3	US$	91.7
Interest foregone on impaired loans	Rs.	198.3	Rs.	207.0	Rs.	365.6	US$	7.2
Interest income recognized on impaired loans	Rs.	15.9	Rs.	14.6	Rs.	206.5	US$	4.1
Interest income recognized on impaired loans on a cash basis	Rs.	15.9	Rs.	14.6	Rs.	206.5	US$	4.1

As of March 31, 2009, the Bank had no additional funds committed to borrowers whose loans were impaired.

Changes in the allowance for credit losses are as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Specific allowance for credit losses, beginning of period	Rs.	4,224.2	Rs.	5,841.6	US$	114.7
Gross allowance for credit losses (including on acquisition of CBoP)		10,361.8		26,876.5		528.3
Allowance no longer required due to:
Cash recoveries		(98.2)		(245.7)		(4.8)
Write-offs		(8,646.2)		(19,251.8)		(378.3)

Specific allowance for credit losses, end of period	Rs.	5,841.6	Rs.	13,220.6	US$	259.9

Unallocated allowance for credit losses, beginning of period		3,790.3		6,894.4		135.5
Additions during the period (including on acquisition of CBoP)		3,104.1		4,435.9		87.2

Unallocated allowance for credit losses, end of period		6,894.4		11,330.3		222.7

Total allowance for credit losses, end of period	Rs.	12,736.0	Rs.	24,550.9	US$	482.6

Interest and fees on loans by facility are as follows:

	Fiscal years ended March 31,
	2007		2008		2009		2009
	(In millions)
Wholesale	Rs.	17,161.5	Rs.	25,801.9	Rs.	43,407.0	US$	853.3
Retail loans		29,662.0		46,794.0		73,874.5		1,452.2

Total	Rs.	46,823.5	Rs.	72,595.9	Rs.	117,281.5	US$	2,305.5

11. Sales/Transfer of receivables

The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to QSPEs for sales of performing loans that were completed during the years ended March 31, 2007, March 31, 2008 and March 31, 2009:

	Fiscal years ended March 31,
	2007		2008		2009		2009
	(In millions)
Sale price of new securitizations/transfer	Rs.	6,535.8	Rs.	2,913.9	Rs.	23,355.1	US$	459.1
Less: Book value of finance receivables derecognized		6,467.1		2,900.6		22,154.0		435.5
Less: Estimated costs of servicing		16.2		—		18.2		0.3

Pre-tax gains(loss) on securitizations	Rs.	52.5	Rs.	13.3	Rs.	1,182.9	US$	23.3

Cash flow information
Collections against securitized receivables	Rs.	26,030.2	Rs.	14,855.7	Rs.	6,201.2	US$	121.9
Payments made to QSPEs	Rs.	26,213.5	Rs.	14,678.6	Rs.	5,843.1	US$	114.9
Cash flows on retained interests	Rs.	231.6	Rs.	48.5	Rs.	41.9	US$	0.8

The Bank has relied upon market information and its past experience for the purpose of determining the assumptions below. Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2008 and March 31, 2009 as of the dates of such sales were as follows:

	For the year ended March 31, 2008	For the year ended March 31, 2009
Key assumptions: (rates per annum)
Annual prepayment rate	5.0%	5.0%
Expected credit losses	1.7%	0.2%

Credit losses and prepayment losses as a percentage to the gross loans disbursed are estimated on the basis of historical losses on a similar portfolio.

Other key disclosures are as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Finance receivables held by QSPEs	Rs.	6,817.5	Rs.	40,564.6	US$	797.4
Delinquencies		563.4		435.9		8.6
Credit losses		458.7		382.6		7.5
Retained interest in sold receivables, consisting of subordinated securities		281.2		1,399.7		27.5

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2008 and March 31, 2009, to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2008		2009		2009
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	0.7	Rs.	0.5	US$	—
Impact of 20% adverse change		1.3		0.9		—
Expected credit losses:
Impact of 10% adverse change		11.6		6.6		0.1
Impact of 20% adverse change		23.2		13.2		0.3

The discount rate used for the valuation of retained interests is the rate of return to the transferees of the various pools of securitized receivables and, therefore, is not subject to change. Weighted average life in years of the securitized receivables is also not subject to change except in the case of a change in the prepayment rate assumption. Consequently, the above sensitivity analysis does not include the impact on the estimated fair values of the retained interests due to an adverse change in the weighted average life in years and the discount rate.

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

The Bank has recorded a servicing liability of Rs. 21.1 million as of March 31, 2009.

The following table gives details of certain non-performing loans that were sold by the Bank:

	Fiscal years ended March 31,
	2007		2008		2009		2009
	(In millions)
Aggregate outstanding	Rs.	—	Rs.	—	Rs.	840.7	US$	16.5
Aggregate consideration		—		—		502.2		9.9

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

The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2008 and 2009 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2008
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Land transport	Rs.	54,454.9	Rs.	—	Rs.	54,454.9	US$	1,360.6	7.4%
Automotive manufacturers		52,169.8		—		52,169.8		1,303.5	7.1
Trade		41,075.6		43.5		41,119.1		1,027.5	5.6
Activities allied to agriculture		27,201.1		—		27,201.1		679.7	3.7
Food processing		16,967.3		—		16,967.3		424.0	2.3
Metal and metal products		15,184.5		477.5		15,662.0		391.4	2.1
Engineering		15,023.9		—		15,023.9		375.4	2.1
Others (none > than 2%)		506,004.2		4,525.9		510,530.1		12,756.9	69.7

Total	Rs.	728,081.3	Rs.	5,046.9	Rs.	733,128.2	US$	18,319.0	100.0%

	As of March 31, 2009
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Land transport	Rs.	53,270.5	Rs.	—	Rs.	53,270.5	US$	1,047.2	5.3%
Non-banking finance companies/ Financial Intermediaries		40,425.2		256.3		40,681.5		799.7	4.0
Automotive manufacturers		38,991.6		—		38,991.6		766.5	3.8
Activities allied to agriculture		32,492.8		—		32,492.8		638.7	3.2
Wholesale / Retail Trade		31,896.3		47.5		31,943.8		627.9	3.1
Fertilizers & Pesticides		27,445.3		—		27,445.3		539.5	2.7
Petroleum & Petroleum Products		26,437.3		—		26,437.3		519.7	2.6
Others (none > than 2%)		760,086.9		3,948.5		764,035.4		15,019.5	75.3

Total	Rs.	1,011,045.9	Rs.	4,252.3	Rs.	1,015,298.2	US$	19,958.7	100.0%

The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Western India (including Mumbai), comprising 46.7% and 44.7% of the total loan and credit substitute security portfolio as of March 31, 2008 and March 31, 2009 respectively. While such borrowers are based in Western India they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Western India.

Loan and credit substitute exposures as of March 31, 2008 and 2009 based on the region in which the instruments are originated are as follows (which may be or may not be where funds are used):

	As of March 31, 2008
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	179,789.8	Rs.	4,685.8	Rs.	184,475.6	25.1%
Western region, other than Mumbai		158,562.6		47.1		158,609.7	21.6
Northern region		134,635.2		5.1		134,640.3	18.4
Eastern region		50,478.4		—		50,478.4	6.9
Southern region		204,615.3		308.9		204,924.2	28.0

Total	Rs.	728,081.3	Rs.	5,046.9	Rs.	733,128.2	100.0%

	As of March 31, 2009
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	268,305.9	Rs.	3,966.9	Rs.	272,272.8	US$	5,352.2	26.8%
Western region, other than Mumbai		182,123.6		29.1		182,152.7		3,581.0	17.9
Northern region		234,476.5		—		234,476.5		4,609.3	23.1
Eastern region		61,553.0		—		61,553.0		1,210.0	6.1
Southern region		256,253.1		256.3		256,509.4		5,042.4	25.3
Foreign Branch		8,333.8		—		8,333.8		163.8	0.8

Total	Rs.	1,011,045.9	Rs.	4,252.3	Rs.	1,015,298.2	US$	19,958.7	100.0%

The Bank’s exposures to its ten largest borrowers as of March 31, 2009, computed as per RBI guidelines, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, are as follows:

	March 31, 2008						March 31, 2009
	Funded Exposure		Non-Funded Exposure		Total Exposure		Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	20,500.0	Rs.	5,562.8	Rs.	26,062.8	Rs.	28,000.0	Rs.	4,000.0	Rs.	32,000.0	US$	629.1
Borrower 2		9,797.2		—		9,797.2		25,271.1		—		25,271.1		496.8
Borrower 3		978.6		14,249.0		15,227.6		2,829.9		13,649.2		16,479.1		323.9
Borrower 4		440.0		6,300.0		6,740.0		440.0		14,000.0		14,440.0		283.9
Borrower 5		—		—		—		13,500.0		—		13,500.0		265.4
Borrower 6		—		—		—		8,204.0		2,452.5		10,656.5		209.5
Borrower 7		—		—		—		10,000.0		—		10,000.0		196.6
Borrower 8		—		—		—		9,900.0		—		9,900.0		194.6
Borrower 9		2,900.0		3,700.6		6,600.6		5,240.0		3,053.8		8,293.8		163.0
Borrower 10		—		—		—		7,967.2		—		7,967.2	US$	156.6

Information in respect of earlier years is not provided for the above borrowers if they were then not among the top ten exposures as of March 31, 2008.

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Land and premises	Rs.	7,077.0	Rs.	9,969.3	US$	196.0
Software and systems		3,716.3		5,028.3		98.8
Equipment and furniture		15,202.9		20,546.9		403.9
Leased Assets		—		78.2		1.5

Property and equipment, at cost		25,996.2		35,622.7		700.2
Less: Accumulated depreciation		12,034.7		14,973.3		294.3

Property and equipment, net	Rs.	13,961.5	Rs.	20,649.4	US$	405.9

Depreciation charged for the years ended March 31, 2007, 2008 and 2009 was Rs. 2,273.3 million, Rs. 2,816.0 million and Rs. 3,731.4 million (US$ 73.4 million), respectively.

14. Other assets

Other assets include the following:

	As of March 31,
	2008		2009		2009
	(In millions)
Security deposits for leased property	Rs.	1,941.7	Rs.	3,878.9	US$	76.3
Sundry accounts receivable		4,600.6		7,329.6		144.1
Advance tax (net of provision for taxes)		4,006.7		9,293.6		182.7
Advances		634.0		1,116.8		22.0
Prepaid expenses		464.3		471.8		9.3
Restricted cash/ securitization margin for credit enhancement and securitized transactions		646.6		102.4		2.0
Derivatives		60,297.2		111,189.0		2,185.7
Other		6,695.4		4,610.2		90.5

Total	Rs.	79,286.5	Rs.	137,992.3	US$	2,712.6

15. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest- bearing. Deposits as of March 31, 2008 and 2009 are as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Interest-bearing:
Savings deposits	Rs.	261,470.2	Rs.	348,893.6	US$	6,858.5
Time deposits		457,176.7		793,388.3		15,596.4

Total interest-bearing deposits		718,646.9		1,142,281.9		22,454.9
Non-interest bearing deposits		287,263.2		284,006.7		5,583.0

Total	Rs.	1,005,910.1	Rs.	1,426,288.6	US$	28,037.9

As of March 31, 2008 and March 31, 2009, time deposits of Rs. 363,872.0 million and Rs. 700,142.0 million, respectively, have a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2008 and March 31, 2009, time deposits in excess of Rs. 0.1 million aggregated Rs. 390,814.6 million and Rs. 671,484.4 million, respectively.

16. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2008 and March 31, 2009 are comprised of the following:

	As of March 31,
	2008		2009		2009
	(In millions)
Borrowed in the call market	Rs.	8,528.6	Rs.	5,145.0	US$	101.1
Term borrowings from institutions/banks		—		1,564.1		30.7
Foreign currency borrowings		35,924.6		19,674.5		386.8
Bills rediscounted		35,500.0		—		—
Interbank risk participation		49,377.1		—		—

Total	Rs.	129,330.3	Rs.	26,383.6	US$	518.6
Current portion of long-term debt		147.3		853.4		16.8

Short-term borrowings (including current portion of Long-term debt)	Rs	129,477.6	Rs	27,237.0	US$	535.4

Total borrowings outstanding:
Maximum amount outstanding	Rs.	161,157.0	Rs.	185,430.3	US$	3,645.2

Average amount outstanding	Rs.	63,448.0	Rs.	84,411.4	US$	1,659.4

Weighted average interest rate		6.3%		6.8%		6.8%

17. Long-term debt

Long-term debt as of March 31, 2008 and March 31, 2009 is comprised of the following:

	As of March 31,
	2008		2009		2009
	(In millions)
Subordinated debt	Rs.	32,491.0	Rs.	64,804.3	US$	1,273.9
Others		341.4		3,647.9		71.8

Total	Rs.	32,832.4	Rs.	68,452.2	US$	1,345.7

Current portion		147.3		853.4		16.8

Long-term debt (excluding current portion)	Rs.	32,685.1	Rs.	67,598.8	US$	1,328.9

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2009
	(In millions)

Due in the fiscal year ending March 31:
2010	Rs.	853.4	US$	16.8
2011		1,267.4		24.9
2012		532.8		10.5
2013		734.4		14.4
2014		4,380.4		86.1
Thereafter (1)		58,683.9		1,153.6

Total	Rs.	66,452.3	US$	1,306.3

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

Subordinated debt (lower tier II capital), upper tier II capital and innovative perpetual debt instruments outstanding as at March 31, 2009 are Rs. 34,567.4 million (previous year: Rs 20,120.0 million), Rs. 28,237.0 million (previous year: Rs. 10,371.0 million) and Rs. 2,000.0 million (previous year: Rs. 2,000.0 million) respectively. Of this, subordinated debt issued by CBoP amounting to Rs. 2,503.4 million (net of redemption) is outstanding as at March 31, 2009.

During the year ended March 31, 2009 the Bank raised subordinated debt qualifying for Tier II capital amounting to Rs. 28,750 million. The details of these bonds are given below:

Particulars	Date of Allotment	Coupon Rate (%)	Tenure	Amount (Rs. in million)

Lower Tier II Bonds	December 26, 2008	10.70	10 Years	11,500.0
Upper Tier II Bonds (1),(2)	December 26, 2008	10.85	15 Years	5,780.0
Lower Tier II Bonds	February 19, 2009	9.75	10 Years	1,500.0
Upper Tier II Bonds (3),(4)	February 19, 2009	9.95	15 Years	2,000.0
Upper Tier II Bonds (5),(6)	March 17, 2009	9.85	15 Years	7,970.0

Total				28,750.0

(1)	Coupon rate of 10.85% per annum payable for 10 years and stepped-up coupon rate of 11.35% per annum for last 5 years if call option is not exercised at the end of 10 years from date of allotment.
(2)	Call option exercisable on December 26, 2018 at par with the prior approval of RBI.
(3)	Coupon rate of 9.95% per annum payable for 10 years and stepped-up coupon rate of 10.45% per annum for last 5 years if call option is not exercised at the end of 10 years from date of allotment.
(4)	Call option exercisable on February 19, 2019 at par with the prior approval of RBI.
(5)	Coupon rate of 9.85% per annum payable for 10 years and stepped-up coupon rate of 10.35% per annum for last 5 years if call option is not exercised at the end of 10 years from date of allotment.
(6)	Call option exercisable on March 31, 2019 at par with the prior approval of RBI.

Based on the balance term to maturity as at March 31, 2009, 97% of the book value of subordinated debt (lower tier II capital) and upper tier II capital is considered as Tier II capital for the purpose of capital adequacy computation.

Other long-term debt includes borrowings from National Bank of Agriculture and Rural Development (NABARD) and foreign currency borrowings from Citibank.

18. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below.

	As of March 31,
	2008		2009		2009
	(In millions)
Bills payable	Rs.	31,572.1	Rs.	29,224.1	US$	574.5
Remittances in transit		42,961.3		33,101.6		650.7
Accrued expenses		5,694.5		9,249.8		181.8
New account deposits		2,746.9		2,555.8		50.2
Accounts payable		12,260.6		28,579.6		561.8
Fair value on derivatives and foreign exchange		58,028.6		104,676.8		2,057.8
Others		6,202.5		8,954.3		176. 0

Total	Rs.	159,466.5	Rs.	216,342.0	US$	4,252.8

19. Income taxes

The income tax expense comprises the following:

	Years ended March 31,
	2007		2008		2009		2009
	(In millions)
Current income tax expense	Rs.	5,818.8	Rs.	8,662.3	Rs.	9,312.1	US$	183.1
Deferred income tax (benefit) expense		(675.9)		(2,354.7)		(1,574.7)		(31.0)

Income tax expense*	Rs.	5,142.9	Rs.	6,307.6	Rs.	7,737.4	US$	152.1

*	Does not reflect the deferred tax effects of unrealized gains and losses on available for sale securities that are included in accumulated other comprehensive income.

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2007		2008		2009		2009
	(In millions)
Net income before taxes	Rs.	16,239.8	Rs.	19,552.8	Rs.	22,935.1	US$	450.8
Effective statutory income tax rate		33.66%		33.99%		33.99%		33.99%
Expected income tax expense		5,466.3		6,646.0		7,795.6		153.2
Adjustments to reconcile expected income tax to actual tax expense:
Permanent differences:
Stock-based compensation (net of forfeitures)		324.0		566.7		724.2		14.2
Income exempt from taxes		(648.8)		(1,067.6)		(845.0)		(16.6)
Other, net		1.4		173.1		62.6		1.3
Effect of change in statutory tax rate		—		(10.6)		—		—

Income tax expense	Rs.	5,142.9	Rs.	6,307.6	Rs.	7,737.4	US$	152.1

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2008		2009		2009
	(In million)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses including fair value adjustments	Rs.	3,790.0	Rs.	5,925.8	US$	116.5
Unrealized loss on securities available for sale		937.8		311.1		6.1
Investments, others including fair value adjustments		21.7		575.1		11.3
Forward contracts and derivatives		776.5		780.3		15.3
Employee benefits		548.2		1,045.0		20.5
Other		771.4		896.4		17.6

Deferred tax asset		6,845.6		9,533.7		187.3

Taxable temporary differences:
Property and equipment including fair value adjustments		758.0		1,185.7		23.3
Unrealized gain on securities available for sale		291.5		4,688.5		92.2
Loan origination cost		1,559.2		788.7		15.5
Intangible assets		—		4,327.3		85.1

Deferred tax liability		2,608.6		10,990.2		216.1

Net deferred tax (asset) liability	Rs.	(4,237.0)	Rs.	1,456.5	US$	28.8

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.

For the years ended March 31, 2007, March 31, 2008 and 2009 the Bank has recorded income tax expense of Rs. 5,142.9 million, Rs. 6,307.6 million and Rs. 7,737.4 million resulting in annual effective tax rate of 31.6%, 32.3 % and 33.7% respectively.

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

The total unrecognized tax benefit as on March 31, 2008 and March 31, 2009 is Rs 78.1 million and Rs. 686.0 million respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	As of March 31,
	2008		2009
	(In millions)
Balance as of April 1, 2008	Rs.	78.1	Rs.	78.1
Increase/decrease on account of acquisition of CBoP (effective May 23, 2008)				614.2
Increases/decreases related to prior year tax positions				(6.3)
Increases/decreases related to current year tax positions				—
Decreases related to settlements with taxing authorities				—
Decreases related to lapsing of statute of limitations				—

Balance as of March 31, 2009	Rs.	78.1	Rs.	686.0

The Bank’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs. 686.0 million as of March 31, 2009 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

Upon adoption of FIN 48, the Bank’s policy to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes did not change. For the period ended March 31, 2009, no amount has been charged as interest and penalty cost to the income statement.

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

Such options vest at the discretion of the Compensation Committee, subject to a maximum vesting not exceeding five years, set forth at the time the grants are made. Such options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, as set forth at the time of the grant. Modifications, if any, made to the terms and conditions of these Plans as approved by the Compensation Committee are disclosed separately.

In July 2008 the Compensation Committee of the Bank approved the grant under plan D a total of 1,253,000 options (scheme XIII) for the employees of the Bank.

Modification of employee stock option schemes VII to XIII

In January 2009 the Compensation Committee of the Bank has accorded its approval for extending the exercise period in respect of certain options granted under Plan B, C and D (Schemes VIII to XIII) of the Bank from 2 years from the date of vesting to 4 years from the date of vesting and that in the case of options granted under Scheme VII the exercise period has been extended to 4 years from the date of vesting in respect of the second and third tranches that were vested on July 18, 2007 and July 18, 2008 respectively.

On acquisition of CBoP all options granted to the employees of CBoP and outstanding as on the effective date were converted in the swap ratio of 1 option of HDFC Bank for every 29 options of CBoP. Correspondingly the exercise price of the converted options was determined based on the exercise price originally stipulated by CBoP multiplied by 29. The total number of such shares issued as of the effective date is as given in the below table.

Plan	Number of options acquired/exchanged on acquisition of CBoP	Out of which unvested options
Key ESOP-2004	163,450	Nil
General ESOP-2004	1,470,840	820,383
General ESOP-2007	1,913,927	1,913,927
Total	3,548,217	2,734,310

All the aforesaid stock options are exercisable within a period of 5 years from the date of vesting. Key options were granted at an exercise price, which was less than the then market price of the shares. General options were granted at market price. The market price was the latest available closing price, prior to the date of the Board of Directors meeting in which options were granted or shares were issued, on the stock exchange on which the Bank was listed. If the shares were listed on more than one stock exchange, then the stock exchange where there was highest trading volume on said date was considered.

Fringe Benefit Tax (“FBT”) on Employee Stock Options is assessed on all stock options that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. However, the FBT liability is triggered only if the options are exercised. The Bank is recovering such tax from the employees. The Bank’s obligation to pay FBT arises only upon the exercise of stock options and hence the FBT liability and the related recovery are recorded at the time of the exercise. The FBT on options payable to the government of India are recorded as an operating expense and the recovery of the FBT on options from the employees is treated as additional exercise price and recorded in shareholders’ equity. The options granted subsequent to the introduction of the FBT are fair valued after considering the FBT as an additional component of the exercise price at the grant date. For the year ended March 31, 2009, FBT amount of Rs. 390.9 million (USD 7.7 million) recovered from the employees is treated as additional exercise price and recorded in shareholders’ equity.

On September 2, 2009 the Compensation Committee of the Bank approved the grant of a total of 5,414,750 options (Scheme XIV) for the employees of the Bank.

a) Plan A, Plan B, Plan C and Plan D:

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2007	2008	2009
Dividend yield	0.6%	0.6%	0.75%
Expected volatility	31.75%	25.20%	39.71%
Risk-free interest rate	7.8%-7.9%	7.7%-7.9%	9.2%-9.3%
Expected lives	1-5 yrs	1-4 yrs	1-4 years

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted Years ending March 31,
	2007	2008	2009
Options available to be granted, beginning of year	6,876,900	2,909,800	10,615,800
Equity shares allocated for grant under the plan	—	15,000,000	—
Options granted	(6,633,300)	(8,305,500)	(1,253,000)
Forfeited/lapsed	2,666,200	1,011,500	688,900

Options available to be granted, end of year	2,909,800	10,615,800	10,051,700

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2007			2008			2009
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	13,601,700	Rs.	503.18	11,321,600	Rs.	803.10	16,937,800	Rs.	1,013.60
Granted	6,633,300		994.85	8,305,500		1,217.90	1,253,000		1,282.81
Exercised	(6,247,200)		406.61	(1,677,800)		631.81	(868,100)		701.06
Forfeited	(2,666,200)		679.11	(1,011,500)		967.60	(556,500)		1,058.47
Lapsed	—		—	—		—	(132,400)		823.03

Options outstanding, end of year	11,321,600	Rs.	803.10	16,937,800	Rs.	1,013.60	16,633,800	Rs.	1,041.46

Options exercisable, end of year	1,690,000	Rs.	498.89	3,288,900	Rs.	740.34	9,469,000	Rs.	958.18

Weighted average fair value of options granted during the year		Rs.	994.85		Rs.	206.82		Rs.	305.97

The following summarizes information about stock options outstanding as of March 31, 2009:

		As of March 31, 2009
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Plan A	Rs. 366.30 (or US$ 7.2 )	99,700	2.61	366.30
Plan B	Rs.358.6 to Rs.1195.4 (or US$7.0 to US$23.5)	3,408,400	3.67	967.25
Plan C	Rs.630.6 to Rs.1195.4 (US$12.4 to US$23.5)	5,971,600	3.42	941.08
Plan D	Rs.1098.7 to Rs. 1305.35 (US$ 21.6 to US$ 25.7)	7,154,100	3.92	1,170.02

The intrinsic value of options exercised during the year ended March 31, 2007, 2008 and 2009 was Rs. 77.8 million, Rs. 6.9 million and Rs. 2.0 million respectively. Aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2009 was Rs. 44.4 million and Rs. 27.1 million respectively. Total stock compensation cost recognized under these plans is Rs. 1,667.4 million and Rs. 1,624.9 million during the year ended March 31, 2008 and March 31, 2009 respectively. The total compensation cost recognized as on March 31, 2009 includes Rs. 374.6 million on account of additional cost of options due to modification in terms of issue of certain options in January 2009. As at March 31, 2009, the total estimated compensation cost to be recognized in future periods is Rs. 450.8 million, this is expected to be recognized over a weighted average period of 0.48 years.

b) Employees Stock Option Schemes issued on acquisition of CBoP:

The fair value of options has been estimated on the measurement date (February 28, 2008) and on acquisition date (May 23, 2008) using a binomial option pricing model with the following assumptions:

Measurement date/acquisition date	February 28, 2008	May 23, 2008
Dividend yield	0.48%	0.61%
Expected volatility	36.71%	38.79%
Risk—free interest rate	7.4%-7.5%	7.4%-7.9%
Expected lives	1-7 years	1-7 years

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

Options available to be granted
From effective date of acquisition to March 31, 2009
Number of options acquired/exchanged on acquisition of CBoP	3,548,217
Additional Equity shares allocated for grant under the plan	—
Forfeited/lapsed	388,857

Options available to be granted, end of period	—

Note: Forfeited/lapsed options from those granted on acquisition of CBoP, are not again available for grant.

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	From effective date of acquisition to March 31, 2009
	Options	Weighted Average Exercise Price
Number of options acquired/exchanged on acquisition of CBoP	3,548,217	Rs.	1,144.4
Granted	—		—
Exercised	(199,133)		770.3
Forfeited	(251,953)		1,183.7
Lapsed	(136,904)		1,204.8

Options outstanding, end of period	2,960,227	Rs.	1,163.4

Options exercisable, end of period	1,806,016	Rs.	1,083.7

Weighted average fair value of options granted during the period		Rs.	—

The following summarizes information about stock options outstanding as of March 31, 2009

		As of March 31, 2009
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Key ESOP 2004	Rs.414.7 to Rs.579.3 (or US$ 8.1 to US$ 11.4)	122,070	3.98	Rs.	517.3
ESOP 2004	Rs. 493.8 to Rs. 1,139.2 (or US$ 9.7 to US$ 22.4)	1,156,263	4.51	Rs.	901.7
ESOP 2007	Rs. 1,341.8 to Rs. 1,492.6 (or US$ 26.3 to US$ 29.3)	1,681,894	4.91	Rs.	1,390.3

The intrinsic value of options exercised from effective date of acquisition to March 31, 2009 is Rs. 121.7 million. Aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2009 was Rs. 686.64 million and Rs. 548.67 million respectively. Total stock compensation cost recognized under these plans is Rs. 346.6 million during the period ended March 31, 2009. As at March 31, 2009, the total estimated compensation cost to be recognized in future periods is Rs. 92.3 million, this is expected to be recognized over a weighted average period of 0.46 years.

21. Retirement benefits

Gratuity

In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 days’ eligible salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by Insurance companies for amounts determined by said insurance companies. The contributions are invested in specific designated instruments as permitted by Indian law. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an actuarial valuation done on March 31 every year.

The Bank has implemented SFAS No. 158 “Employers Accounting for Defined Benefit Pension And Other Post Retirement Plans – An Amendment Of FASB Statements No. 87, 88, 106 and 132 R” with effect from April 1, 2006. Accordingly changes in the funded status of the plan are recognized in the year in which the changes occur and are reported in comprehensive income as a separate component of stock holders equity. Further, certain gains and losses that were not previously recognized in the financial statements are reported in comprehensive income.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2008 and March 31, 2009:

	As of March 31,
	2008		2009		2009
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	277.7	Rs.	381.0	US$	7.5
PBO-Addition on account of acquisition of CBoP		—		214.8		4.2
Service cost		46.6		164.3		3.2
Interest cost		22.0		46.0		0.9
Actuarial(gain)/ loss		53.0		(39.7)		(0.7)
Benefits paid		(18.3)		(40.8)		(0.8)

Projected benefit obligation, end of the period		381.0		725.6		14.3

Change in plan assets:
Fair value of plan assets, beginning of the period		157.1		223.7		4.4
Fair value of plan assets - Addition on account of acquisition of CBoP				97.1		1.9
Actual return on plan assets		4.9		12.8		0.3
Employer contributions		80.0		160.9		3.2
Benefits paid		(18.3)		(40.8)		(0.8)

Fair value of plan assets, end of the period		223.7		453.7		9.0

Funded Status	Rs.	(157.3)	Rs.	(271.9)	US$	(5.3)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 158.6 million. The accumulated benefit obligation as of March 31, 2008 and 2009 was Rs. 164.7 million and Rs. 399.2 million, respectively. The vested accumulated benefit obligation as on March 31, 2009 is Rs.268.3 million.

Net gratuity cost for the years ended March 31, 2007, 2008 and 2009 comprises the following components:

	Fiscal years ended March 31,
	2007		2008		2009		2009
	(In millions)
Service cost	Rs.	32.4	Rs.	46.6	Rs.	164.3	US$	3.2
Interest cost		15.9		22.0		46.0		0.9
Expected return on plan assets		(10.4)		(15.6)		(31.0)		(0.6)
Actuarial (gain) loss		32.4		107.6		(21.6)		(0.4)

Net gratuity cost	Rs.	70.3	Rs.	160.6	Rs.	157.7	US$	3.1

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2007	2008	2009
	(% per annum)
Discount rate*	8.0	8.2	8.0
Rate of increase in compensation levels of covered employees	10.0	10.0	7.5
Rate of return on plan assets	8.0	8.2	8.0
* weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The following benefit payments, which reflect expected future service, as appropriate are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2010	Rs.	25.1
2011		30.3
2012		25.5
2013		35.8
2014		44.6
2015-2019		218.1

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2009.

Pension

In respect of pensions payable to certain erstwhile CBoP employees, which are payable pursuant to a defined benefit scheme, the Bank contributes 10% of basic salary to a pension fund set up by the Bank and administered by the board of trustees and balance amount is provided based on actuarial valuation at the balance sheet date conducted by an independent actuary. In respect of employees who have moved to a cost to company (CTC) driven compensation and have completed services up to 15 years as on October 31 2007, contribution made till October 31 2007, and additional one-time contribution made for employees (who have completed more than 10 years but less than 15 years) stands frozen and will be converted into annuity after a lock-in-period of two years. Hence for this category of employees, liability stands frozen and no additional provision would be required except for interest if any, which is not ascertainable. In respect of employees who accepted the offer and have completed services for more than 15 years, pension would be paid based on salary as of October 31, 2007 and provision is made based on actuarial valuation at the Balance Sheet date conducted by an independent actuary.

As per SFAS No. 158 changes in the funded status of the plan are recognized in the year in which the changes occur and are reported in comprehensive income as a separate component of stock holders equity. Further, certain gain and losses that were not previously recognized in the financial statements are reported in comprehensive income.

The following table sets out the funded status of the Pension Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2009:

	As of March 31,
	2009		2009
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	—	US$	—
PBO-Addition on account of acquisition of CBoP		392.9		7.7
Service cost		14.4		0.3
Interest cost		29.6		0.6
Actuarial loss		(44.6)		(0.9)
Benefits paid		(46.3)		(0.9)

Projected benefit obligation, end of the period		346.0		6.8

Change in plan assets:
Fair value of plan assets, beginning of the period		—		—
Fair value of plan assets - Addition on account of acquisition of CBoP		139.6		2.7
Actual return on plan assets		(12.9)		(0.2)
Employer contributions		288.6		5.7
Benefits paid		(46.3)		(0.9)
Actuarial (loss) gain		—		—

Fair value of plan assets, end of the period		369.0		7.3

Funded Status	Rs.	23.0	US$	0.5

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 4.9 million. The accumulated benefit obligation as of March 31, 2009 was Rs. 203.2 million, respectively. The vested accumulated benefit obligation as on March 31, 2009 is Rs.202.2 million.

Net pension cost for the year ended March 31, 2009 comprises the following components:

	As of March 31,
	2009	2009
	(In millions)
Service cost	Rs.14.3	US$	0.3
Interest cost	29.6		0.6
Expected return on plan assets	(20.3)		(0.4)
Actuarial (gain) loss	(11.3)		(0.2)

Net pension cost	Rs.12.3	US$	0.3

The assumptions used in accounting for the pension plan are set out below:

Years ending March 31, 2009
(% per annum)
Discount rate*	8.0
Rate of increase in compensation levels of covered employees	7.5
Rate of return on plan assets	8.0
* weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The following benefit payments, which reflect expected future service, as appropriate are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2010	Rs.	10.85
2011		39.92
2012		24.72
2013		42.93
2014		38.60
2015-2019		143.83

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2009.

The retirement funds of a section of the employees of CBoP is managed by Trusts set up for the purpose. These trusts essentially manage the defined retirement benefit plans belonging to employees of Lord Krishna Bank Limited (LKB Limited was in 2007 acquired by CBoP). These trusts presently continue to manage the retirement benefit funds of the said employees who on acquisition of CBoP are now on the rolls of the Bank. The weighted-average asset allocation of the said plan assets for the pension benefits and other benefits as at March 31, 2009 is as follows:

Asset category	Pension Benefits
Government securities	88.2%
Other debt securities	8.5%
Total debt securities	96.7%
Non-debt securities	3.3%

Total	100%

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The bank contributed Rs. 65.9 million, Rs. 128.8 million and Rs. 181.6 million to the superannuation plan for the years ended March 31, 2007, 2008 and 2009, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of employer’s contribution, an amount, equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 6,500, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The bank contributed Rs. 246.6 million, Rs. 439.3 million, Rs. 815.7 million to the provident fund for the years ended March 31, 2007, 2008 and 2009, respectively.

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

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

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

The Bank uses its pricing models to determine fair values of its derivative financial instruments. These models use market inputs that are observable directly or indirectly.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding foreign exchange and interest rate derivative contracts as of March 31, 2008 and March 31, 2009, together with the fair values on each reporting date.

	As of March 31,
	2008				2009				2009
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	3,571,932.1	Rs.	(1,039.5)	Rs.	1,376,805.2	Rs.	(2,268.6)	US$	27,065.2	US$	(44.6)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	2,102,441.7	Rs.	3,308.1	Rs.	2,495,474.5	Rs.	8,780.8	US$	49,055.9	US$	172.6

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

In terms of FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” the Bank has recognized a liability of Rs. 593.7 million as of March 31, 2009 in respect of guarantees issued or modified after December 31, 2002. Based on historical trends, in terms of SFAS No. 5 “Accounting For Contingencies” the Bank has recognized a liability of Rs.215.6 million as of March 31, 2009.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2008		2009		2009
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	34,617.7	Rs.	52,526.1	US$	1,032.6
Performance guarantees		25,916.0		30,426.7		598.1
Documentary credits		101,718.9		93,873.8		1,845.4

Total	Rs.	162,252.6	Rs.	176,826.6	US$	3,476.1

Estimated fair values:
Guarantees	Rs.	(455.8)	Rs.	(593.7)	US$	(11.7)
Documentary credits		(119.7)		(132.6)		(2.6)

Total	Rs.	(575.5)	Rs.	(726.3)	US$	(14.3)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 263,554.3 million as of March 31, 2009. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

23. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2008 and March 31, 2009. The estimated fair value amounts as of March 31, 2008 and March 31, 2009 have been measured as of the respective year ends, and have been not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

Held to maturity securities:

The Bank did not have held to maturity securities in its investment portfolio as of March 31, 2008 and 2009.

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

A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 22) is set out below:

	As on March 31,
	2008				2009
	Carrying Value		Estimated Fair Value		Carrying Value	Carrying Value		Estimated Fair Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	147,208.0	Rs.	147,208.0	Rs.171,224.4	US$	3,365.9	Rs.	171,224.4	US$	3,365.9
Term placements		5,917.6		4,938.1	34,473.2		677.7		34,047.0		669.3
Investments held for trading		113,557.8		113,557.8	35,386.2		695.6		35,386.2		695.6
Investments available for sale		419,008.8		419,008.8	508,106.3		9,988.3		508,106.3		9,988.3
Securities purchased under agreements to resell		2,405.7		2,405.7	25,497.2		501.2		25,497.2		501.2
Loans		715,345.3		734,697.9	986,495.0		19,392.5		1,004,032.6		19,737.2
Accrued interest receivable		11,297.7		11,297.7	13,251.9		260.5		13,251.9		260.5
Financial Liabilities:
Interest-bearing deposits		718,646.9		718,746.2	1,142,281.9		22,454.9		1,158,620.9		22,776.1
Non-interest-bearing deposits		287,263.2		287,263.2	284,006.7		5,583.0		284,006.7		5,583.0
Securities sold under repurchase agreements		44,000.0		44,000.0	—		—		—		—
Short-term borrowings		129,477.6		129,477.6	27,237.0		535.4		27,237.0		535.4
Accrued interest payable		16,742.3		16,742.3	33,225.3		653.1		33,225.3		653.1
Long-term debt		32,685.1		31,077.1	67,598.8		1,328.9		69,755.1		1,371.2

24. Segment Information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in Note 1. Substantially all operations and assets are based in India.

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

Summarized segment information for the years ended March 31, 2007, 2008 and 2009

	Fiscal years ended March 31,
	2007								2008								2009
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest revenue	Rs.	26,226.4	Rs.	8,907.4	Rs.	1,782.7	Rs.	36,916.5	Rs.	38,103.1	Rs.	14,008.8	Rs.	2,723.8	Rs.	54,835.7	Rs.	59,013.9	Rs.	10,893.7	Rs.	2,974.3	Rs.	72,881.9	US$	1,432.7
Less: Provision for credit losses		8,386.9		(136.6)		—		8,250.3		13,606.5		(238.8)		—		13,367.7		18,277.5		2,117.4		—		20,394.9		400.9

Net interest revenue, after allowance for credit losses		17,839.5		9,044.0		1,782.7		28,666.2		24,496.6		14,247.6		2,723.8		41,468.0		40,736.4		8,776.3		2,974.3		52,487.0		1,031.8
Non-interest revenue		12,702.6		2,764.1		(467.0)		14,999.7		17,846.2		3,792.8		(1,292.4)		20,346.6		26,353.4		6,375.6		874.0		33,603.0		660.6
Non-interest expense		(22,494.0)		(4,065.3)		(866.8)		(27,426.1)		(34,862.4)		(6,969.3)		(430.1)		(42,261.8)		(54,559.5)		(7,887.5)		(707.9)		(63,154.9)		(1,241.6)
Income before income tax	Rs.	8,048.1	Rs.	7,742.8	Rs.	448.9	Rs.	16,239.8	Rs.	7,480.4	Rs.	11,071.1	Rs.	1,001.3	Rs.	19,552.8	Rs.	12,530.3	Rs.	7,264.4	Rs.	3,140.4	Rs.	22,935.1	US$	450.8

Segment assets:
Segment average total assets	Rs.	390,732.7	Rs.	452,509.8	Rs.	30,371.2	Rs.	873,613.7	Rs.	507,899.8	Rs.	681,767.2	Rs.	62,429.3	Rs.	1,252,096.3	Rs.	850,977.7.	Rs.	911,206.8	Rs.	89,695.1	Rs.	1,851,879.6	US$	36,404.1

The total amount of goodwill that arose from the acquisition of CBoP was Rs. 74,937.9 million and no tax deduction is available on the said amount. The entire amount of goodwill was allocated to the retail segment.

25. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see Note 22) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2008 and March 31, 2009 aggregated Rs. 1,407.4 million and Rs. 1,494.6 million, respectively.

Contingencies

The Bank is party to various legal and tax-related proceedings in the normal course of business. Some of the provisions of tax laws that have been recently promulgated remain open to interpretations. The Bank estimates the provision for these taxes since no precedents exist which could be used as points in reference. The amount of claims against the Bank which are not acknowledged as debts as of March 31, 2009 aggregated to Rs. 1,034.7 million. The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of financial condition, operations or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

26. Related party transactions

The Bank’s principal related parties consist of HDFC Limited, its principal shareholder, and its associates. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank also makes loans at concessional rates and pre-determined maturities to its employees in the normal course which is within the provisions of the local regulations. The Bank being an authorized dealer, deals in foreign exchange and derivative transactions with certain parties which includes the promoter and related companies. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The Bank’s related party balances and transactions are summarized as follows:

Balances payable to related parties are as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Balances in current account	Rs.	1,386.1	Rs.	8,185.7	US$	160.9
Balances in fixed deposits		982.8		368.4		7.2
Accounts payable				69.3		1.4

Total	Rs.	2,368.9	Rs.	8,623.4	US$	169.5

Balances receivable from related parties are as follows:

	As of March 31,
	2008		2009		2009
	(In millions)
Deposits to secure leased property	Rs.	36.9	Rs.	36.9	US$	0.7
Loans to officers and employees		2,560.6		4,365.9		85.8
Other deposits		0.1		0.1		—
Accounts receivable		118.6		739.8		14.5

Total	Rs.	2,716.2	Rs.	5,142.7	US$	101.0

Purchase of fixed assets from related parties for the years ended March 31, 2008 and 2009 were Rs. 212.0 million and Rs. 158.9 million, respectively.

Included in the determination of net income are the following significant transactions with related parties:

	Fiscal years ended March 31,
	2007		2008		2009		2009
	(In millions)
Service charges income	Rs.	1,606.3	Rs.	3,128.4	Rs.	5,975.8	US$	117.5
Dividend income		52.2		13.8		22.1		0.4
Service charges expense		(81.2)		(167.1)		(417.6)		(8.2)
Interest income		0.3		0.3		—		—
Rent and maintenance expense		(13.3)		(19.3)		(14.5)		(0.3)

Net expense incurred to related parties for service provided	Rs.	1,564.3	Rs.	2,956.1	Rs.	5,565.8	US$	109.4

During the year, the Bank purchased “AAA” rated home loans aggregating to Rs. 42,421.1 million. The Bank assigned to HDFC Limited loans aggregating to Rs.19,615.4 million comprising of Home Loans, Loans against Rent Receivables, Loan against Property and Auto/Commercial Vehicle loans. Dividend paid to HDFC Limited for the years ended March 31, 2008 and 2009 were Rs. 272.0 million and Rs. 445.8 million respectively. The Bank also enters into foreign exchange and derivative transactions with HDFC Ltd. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2009 was Rs. 46,329.7 million and Rs. 2,534.4 million respectively.

27. Regulatory Capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position. As per RBI’s prudential norms on Capital adequacy under the Basel 1 framework (Basel 1), the Bank is required to maintain a Capital to Risk – weighted Asset Ratio of a minimum 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on ‘Capital Adequacy and Market Discipline – Implemetation of the New Capital Adequacy Framework’ (Basel II). The Bank has migrated to the new framework effective March 31, 2009. Under Basel II guidelines, the Bank is required to maintain minimum Capital to Risk-weighted Asset Ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by the Bank as on March 31, 2009 is subject to a prudential floor, which is higher of the following amounts:

a) Minimum capital required as per the new framework (Basel II)

b) 100% of the minimum capital required to be maintained as per the Basel I framework.

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and calculated under both Basel I and Basel II frameworks, is as follow:

	Basel I, as of March 31,						Basel II, as of March 31,
	2008		2009		2009		2009		2009
			(In millions)				(In millions)
Tier 1 capital	Rs.	110,629.6	Rs.	136,902.8	US$.	2,691.2	Rs.	136,902.8	US$.	2,691.2
Tier 2 capital		35,483.7		66,049.2		1,298.4		66,049.2		1,298.4

Total capital	Rs.	146,113.3	Rs.	202,952.0	US$.	3,989.6	Rs.	202,952.0	US$.	3,989.6

Total risk weighted assets and contingents	Rs.	1,074,479.9	Rs.	1,345,307.5	US$.	26,446.0	Rs.	1,293,826.8	US$.	25,434.0

Capital ratios of the Bank:
Tier 1		10.30%		10.18%		10.18%		10.58%		10.58%
Total capital		13.60%		15.09%		15.09%		15.69%		15.69%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%		6.00%		6.00%
Total capital		9.00%		9.00%		9.00%		9.00%		9.00%

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2009 cannot exceed 35% of net income of Rs. 22,449.4 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2007, 2008 and 2009 were Rs. 7.00, Rs. 8.50 and Rs. 10.0 per equity share, respectively.

28. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares aggregating to 36.9 million were excluded from the calculation of diluted earnings per share for the period ended March 31, 2009, because these options/warrants were anti-dilutive for the period. However, these options/warrants could be dilutive in future.

	As of March 31,
	2007	2008	2009
Weighted average number of equity shares used in computing basic earnings per equity share	314,563,347	344,020,927	414,974,558
Effect of potential equity shares for stock options outstanding	4,504,056	4,402,894	2,117,875

Weighted average number of equity shares used in computing diluted earnings per equity share	319,067,403	348,423,821	417,092,433

For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS:

	Fiscal years ended March 31,
	2007		2008		2009		2009
Basic earnings per share	Rs.	35.10	Rs.	38.24	Rs.	36.40	US$	0.72
Effect of potential equity shares for stock options outstanding		0.50		0.49		0.19		0.01

Diluted earnings per share	Rs.	34.60	Rs.	37.75	Rs.	36.21		0.71

Basic earnings per ADS	Rs.	105.30	Rs.	114.72	Rs.	109.20	US$	2.15
Effect of potential equity shares for stock options outstanding		1.50		1.47		0.57		0.01

Diluted earnings per ADS	Rs.	103.80	Rs.	113.25	Rs.	108.63	US$	2.14

29. Subsidiaries

HDB Financial Services Limited (HDBFSL) is a non-banking financial company and a subsidiary of the Bank. As at March 31, 2009, the stake-holding of the Bank in HDBFSL was 95.43%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (HSL) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2009 the Bank holds 64.60% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2009, HDFC Bank Ltd. and Subsidiaries hold 46.54% of the equity interests of ADFC. Members of the Bank management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

HBL Global Private Ltd (“HBL”) is a subsidiary of ADFC which holds 98.0% of its equity. HBL provides direct sales support for certain products of the Bank. The financial statements of HBL are consolidated.

30. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has three strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than 30% equity stake in another company. The following is a list of investments in affiliates:

Company	Type of Business	HDFC Bank Ltd. and Subsidiaries Investment		HDFC Bank Ltd. and Subsidiaries Ownership	Total HDFC Group Ownership
		(in millions)%			%
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	11.1	16.1%	31.2%
SolutionNET India Private Limited	Information technology consulting and services	Rs.	10.4	26.0%	50.0%
Softcell Technologies Limited (“Softcell”).	Business-to-business software services	Rs.	30.3	14.0%	26.0%
International Asset Reconstruction Company Private Limited	Business of securitization and asset reconstruction	Rs.	311.7	29.4%	29.4%
Centillion Solutions and Services Private Limited	Business of back office support services	Rs.	1.5	29.9%	29.9%

The holdings in the above listed companies are accounted under equity method of accounting. Net increase in carrying value in these companies is Rs. 52.4 million. This is accounted under non-interest income.

31. Fair Value Measurement

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in USGAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. In October 2008, the application of SFAS in situations where the market is not active was clarified by the issuance of FSP FAS 157-3, “Determining the fair value of a financial asset when the market for that asset is not active”. The Bank has since adopted the provisions of SFAS 157 effective April 1, 2008

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a three-level fair value hierarchy which requires an entity to maximize the use of the observable inputs that may be used to measure fair value:

Level of input	Definition

Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e. supported with little or no market activity).

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value effective March 31, 2009. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Financial assets and financial liabilities measured at fair value on a recurring basis:

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

Held to maturity securities: There were no HTM securities as of March 31, 2008 and March 31, 2009.

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Particular	Total		Fair Value Measurements Using
			Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Trading account securities	Rs.	35,386.2	Rs.	47.5	Rs.	35,338.7	Rs.	—
Securities Available-for-Sale		508,106.3		13.5		492,847.8		15,245.0
Held to maturity		—		—		—		—

Total	Rs.	543,492.5	Rs.	61.0	Rs.	528,186.5	Rs.	15,245.0
	US$	10,683.9	US$	1.2	US$	10,383.0	US$	299.7

The below table summarizes the movement in investments classified as level 3:

Particular	Trading account securities			Securities Available-for-Sale			Total		Total
Balance as on April 1, 2008	Rs.	3,795.1		Rs.	12,382.4		Rs.	16,177.5	US$	318.1
Addition on account of acquisition of CBoP		—			124.6			124.6		2.4
Total gain/losses		205.2			669.2			874.4		17.2
-out of total gain/losses above included in income statement		205.2	[1]		667.9	[2]		873.1		17.2
-out of total gain/losses above included in other comprehensive income		—			1.3			1.3		—
Additions/(sale)/(transfer) (net)		(4,000.3)			2,068.8			(1,931.5)		(38.0)
Transfer in/out of level 3		—			—			—		—
Balance as on March 31, 2009	Rs.	—		Rs.	15,245.0		Rs.	15,245.0	US$	299.7

Note:	[1]	Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under non-interest revenue, trading securities.
[2]

Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under interest and dividend revenue, available for sales securities and non-interest revenue, realized gain (losses) on sales of available for sale securities.

Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The Bank uses its pricing models to determine fair values of its derivative financial instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Particular	Total	Fair Value Measurements Using
		Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative assets	111,189.0	—	111,189.0	—
Derivative liabilities	104,676.8	—	104,676.8	—

32. Intangible assets

The below table summarizes the intangible assets acquired on acquisition of CBoP.

	Fair value on acquisition		Accumulated Amortization		Carrying value as of March 31, 2009
	(in millions)
Branch network	Rs.	8,335.0	Rs.	1,190.4	Rs.	7,144.6	US$	140.4
Customer relationship		2,710.0		1,161.9		1,548.1		30.5
Core deposit		4,414.0		756.7		3,657.3		71.9
Favorable leases		543.0		162.0		381.0		7.5
Total	Rs.	16,002.0	Rs.	3,271.0	Rs.	12,731.0	US$	250.3

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2009. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on those criteria and our assessment we believe that, as of March 31, 2009, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, Deloitte Haskins & Sells, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

September 30, 2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashi Jagdishan
	Name:	Sashi Jagdishan
	Title:	Head Finance

Date: September 30, 2009

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

1.3	Amendment to Memorandum and Articles of Association on Form 20-F filed on September 29, 2008

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

2.2	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2002 (Registration No. 333-13718)

4.1	Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited on Form 20-F filed on September 29, 2008

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.