Form 20-F
period 2010-03-31
HDFC BANK LTD
filed 2010-09-30
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Email: sanjay.dongre@hdfcbank.com,

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

Equity Shares, as of March 31, 2010                 457,743,272

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:   Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐     No ☒

This Annual Report on Form 20-F is incorporated by reference to our Registration Statement on Form F-1 Filed on July 12, 2001 (File No. 333-13718).

i

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Exchange Rates and Certain Defined Terms	1
		Risk Factors	24
		Selected Financial and Other Data	48
Item 4	Information on the Company	Business	3
		Selected Statistical Information	51
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	70
		Principal Shareholders	107
		Related Party Transactions	108
		Supervision and Regulation	117
Item 4A	Unresolved Staff Comments	Management’s Discussion and Analysis of Financial Condition and Results of Operations	89
Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	70
		Merger of Centurion Bank of Punjab	71
Item 6	Directors, Senior Management and Employees	Business—Employees	22
		Management	90
		Principal Shareholders	107
Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	107
		Management—Loans to Members of our Senior Management	100
		Related Party Transactions	108
Item 8	Financial Information	Business—Legal Proceedings	23
Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	34
		Restrictions on Foreign Ownership of Indian Securities	133
Item 10	Additional Information	Management	90
		Description of Equity Shares	36
		Dividend Policy	47
		Taxation	111
		Supervision and Regulation	117
		Exchange Controls	131
		Restrictions on Foreign Ownership of Indian Securities	133
		Additional Information	136
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	17
		Selected Statistical Information	51
Item 12	Description of Securities Other than Equity Securities	Not Applicable
Item 12D	ADSs fee disclosure	Description of American Depository Shares—Fees and Charges for Holders of American Depository Shares	43

	Item Caption	Location	Page

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Controls and Procedures	101
		Management’s Report on Internal Control Over Financial Reporting	137
		Report of Independent Registered Public Accounting Firm	138
Item 16A	Audit Committee Financial Expert	Management—Audit and Compliance Committee Financial Expert	102
Item 16B	Code of Ethics	Management—Code of Ethics	102
Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	102
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Item 16F	Changes in or disagreements with accountants	Not Applicable
Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	103

ii

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

From 1980 until fiscal 2003, the rupee consistently depreciated against the dollar. In fiscal 2004 and 2005, the Indian rupee appreciated compared to fiscal 2003. However, in 2006, the rupee depreciated against the U.S. dollar. During fiscal 2007 and fiscal 2008, the rupee appreciated against the U.S. dollar. This trend was reversed during fiscal 2009 when the rupee depreciated against the U.S. dollar. In fiscal 2010 the rupee has appreciated against the U.S. dollar (the high and low during the period being Rs 50.48 per US$1.00 and Rs. 44.94 per US$1.00, respectively).

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in The City of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2006	44.48	44.17	46.26	43.05
2007	43.10	45.11	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
March 2010	44.95	45.45	46.01	44.94
April 2010	44.20	44.44	44.79	44.10
May 2010	46.31	45.77	47.49	44.46
June 2010	46.41	46.50	47.08	45.64
July 2010	46.35	46.76	47.23	46.25
August 2010	47.02	46.46	47.02	45.70

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 44.95 on March 31, 2010. The noon buying rate on September 24, 2010 was Rs. 45.10 per US$1.00.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments, caused by any factor including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors”.

BUSINESS

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to upper and middle income individuals and corporations in India. Our strategy is to provide a comprehensive range of financial products and services for our customers through multiple distribution channels, with what we believe is high quality service and superior execution. We have three principal business activities: retail banking, wholesale banking and treasury operations.

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2010, we expanded our operations from 467 branches and 1,147 ATMs in 211 cities to 1,725 branches and 4,232 ATMs in 779 cities. During the same five years, our customer base grew from 6.8 million customers to over 19 million customers. As our geographical reach and market penetration have expanded, our assets have grown from Rs. 535.5 billion as of March 31, 2005 to Rs. 2,416.5 billion as of March 31, 2010. Our net income has increased from Rs. 6.6 billion for fiscal 2005 to Rs. 24.6 billion for fiscal 2010 at a compounded annual growth rate of 30.1%.

Our rapid growth is in part attributable to our acquisition of Centurion Bank of Punjab Limited (CBoP). CBoP was a private sector Indian bank that offered retail, small and medium enterprise and corporate banking products and services, similar to ours. Our shareholders approved the acquisition on March 27, 2008, and it became effective May 23, 2008. As consideration for the acquisition, every 29 equity shares of CBoP were exchanged for one of our equity shares. The primary purpose of the acquisition was to realize potential synergies and growth opportunities.

As a result of our acquisition of CBoP, our network increased by 404 branches and 426 ATMs with a geographical spread mainly across areas such as Punjab, Haryana and Kerala. We acquired over two million customers and approximately Rs. 266,834.6 million in assets and assumed approximately Rs. 239,003.1 million in liabilities. The fair value of the net assets we acquired was Rs. 27,831.5 million on the date we acquired CBoP, which resulted in goodwill of Rs. 74,937.9 million. Had the CBoP acquisition taken place at the beginning of fiscals 2008 and 2009, our combined net income would have been Rs. 12,059.5 million and Rs. 14,174.5 million for fiscals 2008 and 2009, respectively (our actual net income was Rs. 13,154.2 million and Rs. 15,104.3 million for fiscals 2008 and 2009, respectively).

Notwithstanding our pace of growth, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2010, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.3% of net customer assets as per Indian generally accepted accounting principles, or Indian GAAP. In addition, our net customer assets represented 75.7% of our deposits and customer deposits represented 75.3% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 48.5% of total deposits for fiscal 2010. These low-cost deposits and the cash float associated with our transactional services, led to an average cost of funds including equity (calculated under Indian GAAP) for fiscal 2010 of 4.0%.

We are part of the HDFC group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance. HDFC Limited and its subsidiaries owned 23.7% of our outstanding equity shares as of March 31, 2010. Our Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of the shareholders and the Reserve Bank of India (“RBI”). Mr. Keki Mistry – Vice Chairman & Chief Executive Officer of HDFC Limited and Mrs. Renu Karnad – Managing Director of HDFC Limited are also members of our Board of Directors. Effective July 16, 2010, Mrs. Renu Karnad retired from the Board of the Bank on completion of her tenure. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them. We currently offer products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited respectively and mutual funds of HDFC Asset Management Company Limited.

We had a cash outflow of approximately Rs. 6.5 billion, Rs. 6.9 billion and Rs. 6.0 billion in fiscals 2008, 2009 and 2010, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 5.9 billion in fiscal 2011. This budgeted amount includes Rs. 1.1 billion to expand our branch and back office network, Rs. 1.1 billion to expand our ATM network, Rs. 0.2 billion to expand our Electronic Data Capture terminal network and Rs. 3.5 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time, consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

The Bank has two subsidiaries: HDFC Securities Limited (“HSL”) and HDB Financial Services Limited (“HDBFS”). HSL is primarily in the business of providing brokerage services through the internet and other channels. HDBFS is a non-deposit taking non-bank finance company (“NBFC”). We have consolidated the accounts of Atlas Documentary Facilitators Company Private Ltd. (“ADFC”), which provides back office transaction processing services, in our U.S. GAAP financial statements.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States for the 2007 ADS offering is Depositary Management Corporation, 570 Lexington Avenue, 44th Floor, New York, NY 10022 and that for the 2001, 2005 ADS offerings and Patriot Act information gathering is CT Corporation, 111 Eighth Avenue, New York, NY 10011.

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

We have templatized credit underwriting through automated customer data de-duplication and real-time scoring in our loan origination process. We have enhanced our cross selling and upselling capabilities through data mining and analytical customer relationship management solutions. Our technology enables us to have a 360 0 view of our customers through entity resolution technology based customer data integration. We employ event detection technology based customer messaging and have deployed an enterprise wide data warehousing solution as a back bone to intelligence enable our enterprise.

We have introduced faster Automated Teller Machines (“ATMs”) by reducing customer clicks by approximately 40% through use of advanced personalization solutions on our ATMs. Implementation of a robust risk management engine for all our internet transactions has reduced phishing and man-in-the-middle attacks significantly since October 2008. Additionally we offer our corporate internet banking customers a robust digital certificates based security engine. Credit and debit cards usage by our customers is secured by powerful proactive risk manager technology solutions which undertake rules-based SMS alerts as well as prompt our customer service representatives to call the customer on detecting abnormal usage behavior to prevent fraud and minimize losses to customers. Sophisticated automated switch-over and switch-back solutions power our disaster recovery management strategy for key core banking solutions in our data center.

Our use of technology has driven the development of innovative product features, reduced our operating costs, enhanced customer service delivery and reduced inherent risks. We have been an early adopter of many of the new technology-based systems, such as: (a) a centralized core banking system; (b) an integrated data warehouse for retail banking; (c) mobile banking; (d) an on-line ATM switch and ATM solution with on-line authorization in the host; (e) an image-based data entry system for account opening; and (f) a digital signature based corporate internet banking solution using Public Key Infrastructure technology for our corporate customers. We believe that early adoption of new technologies has increased our efficiency and effectiveness and reduced turn-around times.

We deliver high quality service with superior execution

Through intensive training of our staff and the use of our technology platform, we deliver efficient service with rapid response time. Our focus on knowledgeable and personalized service draws customers to our products and increases existing customer loyalty.

Many of our operational processes are certified under the International Organization for Standardization (ISO) 9001:2008. This certification requires the underlying processes to be robust, effective and efficient. The ISO certification ensures that: (a) we have a set of procedures that cover key processes; (b) our processes are monitored to ensure effectiveness; (c) adequate records are maintained; and (d) outputs are monitored for any defects so that appropriate and accurate remedial actions can be undertaken.

Some of our operational achievements, which we believe have enabled us to deliver high quality service, include: (i) deposit accounts are processed by our operations team with a turn-around-time of less than two working days; (ii) welcome kits are dispatched to customers within two working days of opening a deposit account; and (iii) internet banking personal identification numbers (PINs) are generated within one working day of a request logged in our systems.

We offer a wide range of products to our clients in order to service their banking needs

Whether in retail or wholesale banking, we consider ourselves a “one-stop shop” for our customers’ banking needs. Our retail banking products range from almost all kinds of retail loans, deposit products and other products and services such as private banking, depositary accounts, foreign exchange services, distribution of third party products such as insurance and mutual funds, bill payments and sale of precious metals such as gold and silver. In addition we offer our customers broking accounts through our subsidiary HDFC Securities Limited. On the wholesale banking side we offer customers working capital loans, term loans, bill collections, letters of credit and guarantees and forex and derivative products. In addition we offer a wide range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We collect taxes for the government and are bankers to public issues. Our wide range of products creates multiple cross-selling opportunities for us and improves our customer retention rates.

We have an experienced management team

Many of the members of our senior management team have been with us since the inception of the Bank. They have substantial experience in banking across various countries and share our common vision of excellence in execution. We believe this team is well suited to leverage the competitive strengths we have already developed as well as to create new opportunities for our business. See also “Management”.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 1.4% as of March 31, 2010 and our net non-performing assets amounted to 0.3% of net customer assets as per Indian GAAP. Additionally, the Bank has restructured the payment terms of certain loans. As of March 31, 2010, these represented 0.3% of our gross customer assets.We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Maintain a low cost of funds

As of March 31, 2010, our average cost of funds (including equity) was 4.0% as per Indian GAAP. We believe we can maintain a relatively low-cost funding base as compared to our competitors, by expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing.

Focus on high earnings growth with low volatility

Our aggregate earnings have grown at a compounded average rate of 30.1% during the five-year period ending March 31, 2010. We intend to maintain our focus on steady earnings growth through conservative risk management techniques and low-cost funding. In addition, we aim not to rely heavily on revenue derived from trading so as to limit earnings volatility.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31,
	2008			2009			2010
	(in millions, except percentages)
Retail banking	Rs.	42,342.8	68.5%	Rs.	67,089.8	77.9%	Rs.	84,685.7	US$	1,884.1	80.1%
Wholesale banking		18,040.4	29.2%		15,151.9	17.6%		14,125.6		314.3	13.4%
Treasury operations		1,431.4	2.3%		3,848.3	4.5%		6,825.8		151.9	6.5%

Net revenue	Rs.	61,814.6	100%	Rs.	86,090.0	100%	Rs.	105,637.1	US$	2,350.3	100%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of upper and middle income individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes, which together account for slightly less than a third of our total retail banking loans. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.

We market our services aggressively through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We seek to establish a relationship with a retail customer and then expand it by offering more products. As part of our growth strategy we continue to expand our distribution channels so as to make it easier for the customer to do business with us. We believe this strategy, together with the general growth of the Indian economy and the Indian upper and middle classes, affords us significant opportunities for growth.

As of March 31, 2010, we had 1,725 branches, including 9 extension counters, and 4,232 ATMs in 779 cities. We also provide telephone banking in 778 cities as well as internet and mobile banking. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to receiving regulatory approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards, and loans against securities. Our retail loans were 55.5% of our gross loans as of March 31, 2010. Apart from our branches, we use our ATM screens and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for the making of payments. However, unsecured personal loans are still a greater credit risk for us than our secured loan portfolio because they are not supported by any collateral. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher loan yield since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors—Our unsecured personal loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.”

The following table shows the value and share of our retail credit products:

	At March 31, 2010 Value				% of Total Value
	(in millions)
Retail Loans:
Auto loans	Rs.	197,507.7	US$	4,393.9	26.7%
Personal loans		90,955.0		2,023.5	12.3
Retail business banking		144,733.7		3,219.9	19.6
Commercial vehicles and construction equipment finance		94,205.1		2,095.8	12.7
Two wheeler loans		18,180.1		404.5	2.5
Credit cards		38,458.1		855.6	5.2
Loans against securities		9,071.6		201.8	1.2
Housing loans		87,887.0		1,955.2	11.9
Other retail loans		51,985.9		1,156.5	7.0

Total retail loans		732,984.2		16,306.7	99.1
Mortgage-backed securities		6,226.3		138.5	0.8
Asset-backed securities		682.2		15.2	0.1

Total retail assets	Rs.	739,892.7	US$	16,460.4	100.0%

Note: The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

Auto Loans

We offer loans at fixed interest rates for financing new and used automobile purchases. In addition to our general marketing efforts for retail loans, we market this product through our relationships with car dealers, direct sales agents, corporate packages and joint promotion programs with automobile manufacturers.

Personal Loans

We offer unsecured personal loans at fixed rates to specific customer segments, including salaried individuals and self-employed professionals. In addition, we offer unsecured personal loans to small businesses and individual businessmen.

Retail Business Banking

We address the borrowing needs of the community of small businessmen primarily located near our bank branches by offering facilities such as credit lines, term loans for expansion or addition of facilities and discounting of receivables. We classify these business banking loans as a retail product. Such lending is typically secured with current assets as well as immovable property and fixed assets in some cases. We also offer letters of credit, guarantees and other basic trade finance products, foreign exchange and cash management services to such businesses.

Commercial Vehicles and Construction Equipment Finance

We provide secured financing for commercial vehicles and provide working capital, bank guarantees and trade advances to transport operators. In addition to funding domestic assets, we also finance imported assets for which we open foreign letters of credit and offer treasury services, such as forward exchange covers. We coordinate with manufacturers to jointly promote our financing options to their clients.

Two-Wheeler Loans

We offer loans for financing the purchase of scooters and motorcycles. We market this product in ways similar to our marketing of auto loans.

Credit Cards

We offer credit cards from the VISA and MasterCard stable, including gold, silver, corporate, platinum, titanium, signature, infinite and world credit cards. We had approximately 4.5 million cards outstanding as of March 31, 2010, as against 4.4 million as of March 31, 2009.

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

Mortgage-backed Securities and Housing Loans

In fiscal 2003, we entered the home loan business through an arrangement with HDFC Limited. Under this arrangement, we sell home loans provided by HDFC Limited, which approves the credit sanctioning and disburses the loans. The loans are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited is obligated to offer us up to 70% of the disbursed home loans sourced under the arrangement through the issue of mortgage-backed pass-through certificates (“PTCs”) or through the loan assignment route. We have the option to purchase the mortgage-backed PTCs or the underlying loans at the underlying home loan yields less a spread of 1.25% payable towards the administration and servicing of the loans. A part of the home loans may also qualify for our directed lending requirement.

We also invest in mortgage-backed securities of other originators. These mortgages are generally in India. Most of these securities also qualify towards our directed lending obligations.

After the merger of CBoP with HDFC Bank, the CBoP portfolio of home loans was transferred to HDFC Bank’s loan book.

Asset-backed Securities

We invest in auto loans, two-wheeler loans, commercial vehicle loans and other asset-backed securities, represented by PTCs. These securities are normally credit-enhanced and may qualify for our directed lending requirements. These assets are generally in India.

Loan Assignments

We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations. Such loans are included within the categories described above based on underlying exposures.

Sale/Transfer of Receivables

We securitize our retail loan receivables through independent special purpose vehicles (“SPVs”) from time to time. In respect of these transactions, we provide credit enhancements generally in the form of cash collateral/guarantees/interest spreads and/or by subordination of cash flows to senior PTCs. We also enter into sale transactions, which are similar to asset-backed securitization transactions through the SPV structure, except that such portfolios of retail loan receivables are assigned directly to the purchaser and are not represented by PTCs. During fiscal 2009, we sold performing retail loans with carrying values of Rs. 22.2 billion. In fiscal 2010 we did not sell any performing loans.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented 67.1% of our total deposits as of March 31, 2010 as per Indian GAAP. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2010
	Value (in millions)				% of total	Number of accounts (in thousands)	% of total
Savings	Rs.	479,483.4	US$	10,667.1	42.8%	11,126	76.3%
Current		180,781.5		4,021.8	16.1	815	5.6%
Time		461,550.5		10,268.1	41.1	2,641	18.1%

Total	Rs.	1,121,815.4	US$	24,957.0	100.0%	14,582	100%

Our individual retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:

•

Savings accounts, which are demand deposits in checking accounts designed primarily for individuals and trusts. These accrue interest at a fixed rate set by the RBI (currently 3.5% per annum calculated on the daily average balances in the account with effect from April 01, 2010); see also “Supervision and Regulation”.

•

Current accounts, which are non-interest bearing checking accounts designed primarily for business customers. Customers have a choice of regular and premium product offerings with different minimum average quarterly account balance requirements.

•	Time deposits, which pay a fixed return over a predetermined time period.

We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an automatic overdraft facility.

Other Retail Services and Products

Debit Cards

Our debit cards may be used with more than 450,000 merchant point-of-sale machines and over 50,000 ATMs in India and more than 27 million merchant outlets and 1.6 million ATMs worldwide. We were the first in India to issue international Visa Electron debit cards on a nationwide basis and currently issue both Visa and MasterCard debit cards.

Individual Depositary Accounts

We provide depositary accounts to individual retail customers for holding debt and equity instruments. Securities traded on the Indian exchanges are generally not held through a broker’s account or in a street name. Instead, an individual has his own account with a depositary participant. Depositary participants, including us, provide services through the major depositaries established by the two major stock exchanges. Depositary participants record ownership details and effectuate transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting.

Mutual Fund Sales

We offer our retail customers units in most of the large and reputable mutual funds in India. In some cases we earn front-end commissions for new sales and additional fees in subsequent years. We distribute mutual fund products primarily through our branches and our private banking advisors.

Insurance

As of March 31, 2010, we had arrangements with HDFC Standard Life Insurance Company and HDFC ERGO General Insurance Company Limited to distribute their life insurance products and general insurance products respectively to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years while the policy is still in force.

Precious Metals

We import gold and silver bars for sale to our retail customers through our branch network.

Investment Advice

We offer our customers a broad range of investment advice, including advice regarding the purchase of Indian debt, equity shares, and mutual funds. We provide our high net worth private banking customers with a personal investment advisor who can consult with them on their individual investment needs.

Bill Payment Services

We offer our customers utility bill payment services for leading utility companies, including electricity, telephone, and internet service providers. Customers can also review and access their bill details through our direct banking channels. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels—ATMs, telephone banking, internet banking and mobile telephone banking.

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as preferential loan rates, and in some cases lower minimum balance requirements. As of March 31, 2010, these accounts constituted approximately 47.7% of our total retail savings accounts by number and approximately 31.6% of our retail savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 100.1 billion as of March 31, 2010.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances, including services offered in partnership with third parties, such as Western Union. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services is comprised of upper and middle income individuals and high net worth customers. We also target small businesses, trusts and non-profit corporations. As of March 31, 2010, 10% of our retail deposit customers contributed approximately 35% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

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

For our commercial banking products, our customers include companies that are part of private sector business houses, public sector enterprises and multinational corporations, as well as small and mid-sized businesses. Our customers also include suppliers and distributors of corporations to whom we provide credit facilities and with whom we thereby establish relationships as part of a supply chain initiative for both our commercial banking products and transactional services. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

Loans to small and medium enterprises, which are generally in the nature of loans for commercial vehicles, construction equipment and business purposes, are included as part of our retail banking business. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.

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

	As of March 31,
	2008		2009		2010		2010
	(in millions)
Gross commercial loans:
Working capital	Rs.	118,766.9	Rs.	154,054.9	Rs.	228,276.2	US$	5,078.4
Term loans		168,002.0		236,597.1		359,680.6		8,001.8

Total commercial loans	Rs.	286,768.9	Rs.	390,652.0	Rs.	587,956.8	US$	13,080.2

Credit substitutes:
Commercial paper	Rs.	349.8	Rs.	961.1	Rs.	197.1	US$	4.4
Non-convertible debentures		4,645.0		3,262.1		2,279.2		50.7
Preference shares		52.1		29.1		—		—

Total credit substitutes	Rs.	5,046.9	Rs.	4,252.3	Rs.	2,476.3	US$	55.1

Customer assets	Rs.	291,815.8	Rs.	394,904.3	Rs.	590,433.1	US$	13,135.3

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2010, approximately 67.8% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 189.3 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk.”

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2008		2009		2010		2010
	(in millions)
Bill collection	Rs.	526,461.8	Rs.	971,231.8	Rs.	1,876,968.0	US$	41,756.8
Documentary credits		194,879.8		357,541.3		319,658.0		7,111.4
Bank guarantees		42,578.8		65,200.6		88,439.1		1,967.5

Total	Rs.	763,920.4	Rs.	1,393,973.7	Rs.	2,285,065.1	US$	50,835.7

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

Foreign Exchange and Derivatives

Our foreign exchange and derivative product offering to our customers covers a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options, and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our Treasury front office works on such product offerings jointly with the relationship managers from Wholesale Banking.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. A currency option is a contract where the purchaser of the option has the right but not the obligation to either purchase or sell and the seller of the option agrees to sell or purchase an agreed amount of a specified currency at a price agreed in advance and denominated in another currency on a specified date or by an agreed date in the future. A forward rate agreement is a financial contract between two parties to exchange interest payments for a ‘notional principal’ amount on the settlement date, for a specified period from the start date to the maturity date. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2008, 2009 and 2010, together with the fair values on each reporting date:

	As of March 31,
	2008				2009				2010				2010
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional	Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	562,077.2	Rs.	201.9	Rs.	135,612.0	Rs.	(3,059.6)	Rs.	191,878.3	Rs.	(1,462.7)	US$4,268.7	US$(32.5)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	349,785.6	Rs.	(1,266.9)	Rs.	354,385.6	Rs.	20,657.0	Rs.	420,632.2	Rs.	1,565.9	US$9,357.8	US$34.8

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

Wholesale Deposit Products

As of March 31, 2010, we had wholesale deposits totaling Rs. 550.6 billion, which represented 32.9% of our total deposits and 22.8% of our total liabilities, including shareholders’ equity. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

Transactional Services

Cash Management Services

We provide cash management services in India. We were among the top three banks in India with respect to managing National Electronic Funds Transfer (NEFT) and Real Time Gross Settlement (RTGS) payments based on statistics published by RBI. We received the Asset Triple A Award for The Best Cash Management Bank in India during the fiscal year ended March 2010. Our services make it easier for our corporate customers to expedite inter-city check collections, make payments to their suppliers more efficiently, optimize liquidity and reduce interest costs. In addition to benefiting from the cash float, which reduces our overall cost of funds, we may also earn commissions for these services.

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

As of March 31, 2010, over 4,000 wholesale banking clients used our cash management services. These clients include leading Indian private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.

We have also implemented a straight-through processing solution to link our wholesale banking and retail banking systems. This has led to reduced manual intervention in transferring funds between the corporate accounts which are in the wholesale banking system and beneficiary accounts residing in retail banking systems. This initiative will help reduce transaction costs.We have a large number of commercial clients using our corporate Internet banking for financial transactions with their vendors, dealers and employees who bank with us.

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

Clearing Bank Services for Stock and Commodity Exchanges

We serve as a cash-clearing bank for major stock and commodity exchanges in India, including the National Stock Exchange of India Limited (“National Stock Exchange”) and the Bombay Stock Exchange Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and a means of making payments to these institutions. We make payments once the broker or custodian deposits the funds with us. In addition to benefiting from the cash float, which reduces our cost of funds, in certain cases we also earn commissions on such services.

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

Tax Collections

We were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2009 and fiscal 2010, we collected more than Rs. 700 billion and Rs. 800 billion, respectively, of direct taxes for the government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal 2009 and fiscal 2010, we collected over Rs. 160 billion and Rs. 200 billion, respectively, of such indirect taxes for the government of India and relevant state governments. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts and derivatives. Our primary customers are multinational corporations, large and medium sized domestic corporations, financial institutions, banks and public sector undertakings. We also advise and enter into foreign exchange contracts with some small companies and non-resident Indians.

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and debt securities desk and equities market. See also “—Risk Management” for a discussion of our management of market risk including liquidity risk, interest rate risk and foreign exchange risk.

Foreign Exchange and Derivatives

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants, similar to our Wholesale Banking business, where we enter into such transactions with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. A currency option is a contract where the purchaser of the option has the right but not the obligation to either purchase or sell and the seller of the option agrees to sell or purchase an agreed amount of a specified currency at a price agreed in advance and denominated in another currency on a specified date or by an agreed date in the future. A forward rate agreement is a financial contract between two parties to exchange interest payments for a ‘notional principal’ amount on the settlement date, for a specified period from the start date to the maturity date. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2008, 2009 and 2010, together with the fair values on each reporting date:

	As of March 31,
	2008				2009				2010				2010
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional	Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	3,009,854.9	Rs.	(1,241.4)	Rs.	1,241,193.2	Rs.	791.0	Rs.	1,830,447.4	Rs.	(98.0)	US$40,721.9	US$(2.2)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	1,752,656.1	Rs.	4,535.0	Rs.	2,141,088.9	Rs.	(11,876.2)	Rs.	2,260,135.8	Rs.	2,597.9	US$50,281.1	US$57.8

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2010, we had an internal approved limit of Rs. 400 million for secondary market purchases and Rs. 100 million for primary purchases of equity investments for proprietary trading and our exposure as of March 31, 2010 was within the said limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2010, we had an aggregate of 1,725 branches, including 9 extension counters. Our branch network covers 779 cities. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As part of its branch licensing conditions, the RBI requires that at least 25% of our branches (not including extension counters) be located in semi-urban or rural areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000 people. A rural area is defined as a center with a population of less than 10,000 people. These population figures relate to the 2001 census conducted by the government of India. As of March 31, 2010, 584 of our branches (not including extension counters) were in such semi-urban or rural areas. Recently the RBI has given a general permission to Scheduled Commercial Banks to open branches in locations having a population lower than 50,000 and in the case of the north eastern states of India including the state of Sikkim without having the need to obtain prior approvals. The banks are directed to report full details of the branches opened in terms of the above general permission. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain which commenced operations in September 2008. Through this branch we provide services to Indian corporates and their affiliates to cater to their international banking requirements.

Automated Teller Machines

As of March 31, 2010, we had a total of 4,232 ATMs, of which 2,311 were located at our branches or extension counters and 1,921 were located off site, including at large residential developments, or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, depositing cash / cheques and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or Non-HDFC Bank ATMs. ATM cards issued by other banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction. Our Debit Cards can be used on ATMs of other banks while our ATM cards can be used on most of the ATM networks (other than Visa and Mastercard).

Telephone Banking

We provide telephone banking services to our customers in 778 cities. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments on checks. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

Mobile Telephone Banking

Using our mobile banking platform, customers can perform enquiry based non-financial transactions such as balance enquiries, requests for account statements and requests for mini statements of their transactions etc. We offer our customers the ability to carry out financial transactions from their mobile phone using “ ngpay.” Customers can carry out financial transactions, such as transferring funds within and outside the Bank and mobile commerce using their HDFC Bank account by downloading this application on their mobile phone.

Internet Banking

Through our “net banking” channel, customers can access account information, track transactions, order check books, request stop check payments, transfer funds between accounts and to third parties who maintain accounts with us, open fixed deposits, give instructions for the purchase and sale of units in mutual funds, pay bills, and make demand draft requests. We encourage use of our internet banking service by offering some key services for free or at a lower cost.

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, liquidity risk and operational risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage risk throughout the Bank.

Credit Risk

Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through (a) our target market definitions, (b) our credit approval process, (c) our post-disbursement monitoring, and (d) our remedial management procedures.

Wholesale Credit Risk

The Wholesale Credit Risk team, within the Credit and Market Risk Department, is primarily responsible for implementing the credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, carrying out an independent assessment of credit risk, approving individual credit exposures and ensuring portfolio composition and quality. In addition to the credit approval process, there is also a framework for the review and approval of credit ratings.

For our wholesale banking products, we seek to target the leaders in each of the segments that we operate in. Thus, we target leading private businesses and public sector enterprises in the country, subsidiaries of multinational corporations and leaders in the Small and Medium Enterprises (SME) segment. We also have product specific offerings for entities engaged in the capital markets and commodities businesses.

We consider credit risk of a counter-party comprehensively, and thus, our credit policies and procedures apply to not only credit exposures but also credit substitutes and contingent exposures. The Bank’s Credit Policies & Procedure Manual and Credit Programs, (“Credit Policies”) are central in controlling credit risk in various activities and products. These articulate the credit risk strategy of the Bank and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms.

Each credit is evaluated by the business units against the credit standards prescribed in the Credit Policies of the Bank. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Credit and Market Risk Department.

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

Based on what we believe is an adequately comprehensive risk assessment, credit exposure limits are set on individual counterparties. These limits take into account the overall potential exposure on the counterparty, be it on balance sheet or off balance sheet, across the banking book and the trading book, including foreign exchange and derivatives exposures. These are reviewed in detail at annual or more frequent intervals.

We do not extend credit on the judgment of one officer alone. The credit approval process at the Bank is based on a three approval system that combines credit approval authorities and discretionary powers. The required three approvals are provided by Credit Approvers who derive their authority from their credit skills and experience. The level for approval of a credit varies depending upon the grading of the borrower, the quantum of facilities required and whether we have been dealing with the customer by providing him credit facilities in the past. Thus, initial approvals would typically require a higher level of approval for a borrower with the same grading and for sanctioning the same facility.

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower / business group—Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15 percent of the Bank’s capital funds. This limit may be exceeded by an additional 5 percent (i.e. up to 20 percent) provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40 percent of the Bank’s capital funds. This limit may be exceeded by an additional 10 percent (i.e. up to 50 percent) provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, the Bank may, in exceptional circumstances, with the approval of its Board, consider increasing its exposure to a borrower up to an additional 5 percent of its capital funds. For certain blue chip clients and reputed groups or in particular for entities whose borrowings / bonds qualify as Priority Sector Lending, the Bank may approach the RBI for single/group borrower ceilings higher than the prescribed limits. Exposures (both lending and investment, including off balance sheet exposures) of the Bank to a single Non-Banking Finance Company (NBFC) / NBFC – Asset Financing Company (AFC) / NBFC – Infrastructure Finance Company (IFC) should not exceed 10%, 15%, and 15% respectively of the Bank’s capital funds. The Bank may, however, assume exposures on a single NBFC /NBFC-AFC /NBFC-IFC, up to 15%, 20% and 20% respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% specified earlier is on account of funds on-lent by the NBFC /NBFC-AFC / NBFC-IFC to the infrastructure sector.

b) Industry—Exposure to any one industry cannot exceed 12 percent of aggregate exposures – for this purpose advances and investments (customer assets) are aggregated. Retail advances are exempt from such ceiling. Further, exposure to banks and state sponsored financial institutions is capped at a level of 25 percent.

c) Risk grading—The Bank does not assume any incremental exposures on borrowers with an internal risk grading of 7 or worse, except on a highly secured basis or as part of a rehabilitation/restructuring plan. Further, the Bank has set quantitative ceilings on aggregate funded exposure (excluding retail assets) specific to each rating category.

While we primarily make our credit decisions on a cash flow basis, we also obtain security for a significant portion of credit facilities extended by the Bank as a second potential remedy. This can take the form of a floating charge on the movable assets of the borrower or a (first or residual) charge on the fixed assets and properties owned by the borrower. We may also require guarantees and letters of support from the flagship companies of the group in cases where facilities are granted based on our comfort level or relationship with the parent company.

We have a process for regular monitoring of all accounts at several levels. These include periodic calls to the customer, plant visits, credit reviews and monitoring of secondary data. These are designed to detect any early warning signals of deterioration in credit quality so that we can take timely corrective action.

The RBI restricts us from lending to companies with which we have any directors in common. Also, the RBI directs a portion of our lending to certain specified sectors (“Priority Sector Lending”). See “Supervision and Regulation – Regulations Relating to Making Loans – Directed Lending”.

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

(b) Retail Underwriting: This unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies/procedures, as applicable.

(c) Risk Intelligence and Control: This unit is responsible for sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availing themselves of loans. The unit initiates market reference checks to avoid recurrence of frauds and financial loss to the Bank.

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

Our retails loans are generally secured by a charge on the asset financed (in two-wheeler, auto, commercial vehicle loans and loans against securities), in most cases we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offence in India to issue a bad check.

Market Risk

Market risk refers to the potential loss on account of adverse changes in market variables or other risk factors which affect the value of financial instruments which the Bank holds. The financial instrument holdings may include investment in securities and money market instruments, including equities, bonds, foreign exchange products and derivative instruments (linear as well as non-linear products).

The market variables which affect the valuation of these instruments typically include interest rates, equity prices, commodity prices, exchange rates and volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earning from the upside potential, there is always a possibility of downside risk. Thus, the Bank has to constantly review the positions to ensure that the risk on account of such positions is within the Bank’s overall risk appetite. The Bank’s risk appetite is set through a pre-approved treasury limit, counterparty exposure limit and Asset Liability Management (“ALM”) limit. The process for monitoring and review of risk exposure is outlined in the risk procedure manual and policies.

The board of directors reviews and approves the policies for the management of market risks by way of risk limits. The Risk Monitoring Committee of the board of directors approves market risk policies and procedures and reviews market risk limits of various operating levels. The board of directors has delegated the responsibility for ongoing balance sheet market risk management to the Asset Liability Committee. This committee, which is chaired by the Managing Director and includes the heads of the business groups, meets every alternate week and more often when conditions require. The Asset Liability Committee reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on the balance sheet and business. Finally, it ensures adherence to ALM market risk limits and decides on the inter-segment transfer pricing policy. The Market Risk Department specifies the risk valuation methodology of various treasury products, formulates procedures for portfolio risk valuation, assesses market risk factors and recommends various market risk controls for various treasury desks. The treasury mid-office is responsible for reporting market risks arising from the treasury desks.

The Financial Control Department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the Asset Liability Committee are being observed. Our Treasury Group also assists in implementing our asset liability strategy and in providing information to the Asset Liability Committee.

The following briefly describes our policies and procedures with respect to asset liability management, liquidity risk, price risk and other risks, such as foreign exchange and equities risks.

Asset Liability Management

We fund core customer assets, consisting of loans and credit substitutes, with core customer liabilities, consisting principally of deposits. The Bank also transacts in the inter-bank market mainly for management of short-term liquidity mismatches.

We maintain a substantial portfolio of liquid, high-quality Indian government securities. The Bank on a regular basis prepares a Structural Liquidity Report in order to analyze the liquidity position of the Bank. The same is submitted to the RBI on a monthly basis.

The Bank has adopted the Gap Analysis Method to measure Interest Rate Risk. The gap or mismatch risk is measured by calculating gaps over different time intervals as on a given date. Gap Analysis measures mismatches between rate sensitive liabilities and rate sensitive assets. An asset or liability is classified as rate sensitive if:

1)	Within the time interval under consideration, there is a cash flow

2)	The interest rate resets or reprocesses contractually during the interval

3)	The RBI changes the interest rates in cases where interest rates are administered

4)	It is contractually pre-payable or withdrawable before the stated maturity

The interest rate gap is the difference between Rate Sensitive Assets (RSA) and Rate Sensitive Liabilities (RSL) for each time bucket. If the Bank has a positive gap (RSA>RSL), then it will benefit from rising interest rates. If the Bank has a negative gap (RSA<RSL), then it will benefit from declining interest rates. Thus the gap is used as a measure of interest rate sensitivity.

The Bank has set a Cumulative Gap Limit which is obtained by adding individual time bucket-wise gaps in the Interest Rate Sensitive Assets and Interest Rate Sensitive Liabilities.

The ALCO is responsible for ensuring adherence to the limits set by the Board of Directors for liquidity and Interest Rate Risk. The treasury department is responsible for providing market related inputs i.e. interest rate, liquidity, and exchange rate scenarios to the ALCO. The treasury department is also responsible for implementing the asset and liability strategies as decided by the ALCO.

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

We impose position limits on our trading portfolio of marketable securities. These limits, which vary by tenor, restrict the holding of marketable securities of all kinds depending on our expectations about the yield curve. We also impose trading limits such as value-at-risk and stop-loss limits.

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

We believe we have effective operational risk management because of our, segregation of functions, strong management team with vast experience in diverse fields, well defined processes, standard operating manuals, transaction verification and authorization systems, distributed processing, staff training and an effective internal audit process.

As part of our overall Operational Risk Management, there is a clear line of reporting of every function which facilitates reporting, monitoring and control of operational risk events. Further, reporting and measurement is also achieved through various Management Information Systems attached to each operational process which are generated and monitored regularly. Losses and issues relating to operational risk are promptly reviewed and gaps, if any, are suitably addressed.

We have an information technology platform with disaster recovery capability for critical components apart from having an integrated Business Continuity Planning (BCP) initiative for business operations of the bank. A BCP committee oversees strategy and implementation of the disaster and business continuity framework of the Bank. The Bank has an Information Security Committee which oversees strategy and implementation of information security policies and procedures for the entire Bank.

We have adopted the ‘Basic Indicator Approach’ for operational risk capital calculations as mandated by the RBI.

Competition

We face strong competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions.

Retail Banking

In retail banking, our principal competitors are the large public sector banks, which have much larger deposit bases and branch networks, other new generation private sector banks, old generation private sector banks, foreign banks and non-banking finance companies in the case of retail loan products. The retail deposit share of the foreign banks is quite small by comparison to the public sector banks. However, some of the foreign banks have a significant presence among non-resident Indians and also compete for non-branch-based products.

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

Employees

The number of our employees remained roughly stable at 51,888 as of March 31, 2010 as compared to 52,687 as of March 31, 2009. Most of our employees are located in India.

We consider our relations with our employees to be good. On acquisition, a few employees of Centurion Bank of Punjab continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

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

As of March 31, 2010, we had a network consisting of 1,725 branches, including 9 extension counters, and 4,232 ATMs, including 1,921 at non-branch locations. These facilities are located throughout India with the exception of one branch which is located in Bahrain.

Legal Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business. However, we are currently not a party to any proceedings which, if adversely determined, might have a material adverse effect on our financial condition or results of operations.

RISK FACTORS

You should carefully consider the following risk factors in evaluating us and our business.

Risks Relating to our Business

If we are unable to manage our rapid growth, in particular our growth as a result of the merger with CBoP, our operations may suffer and our performance may decline.

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate of the Indian banking industry over the last three fiscal years. For example, our total advances in the three-year period ended March 31, 2010 grew at a compounded annual growth rate of about 34%, as against slightly over 18% for the Indian Banking Industry. This growth rate is partially attributable to our acquisition of CBoP in May 2008. See “Business—Overview”.

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

If we fail to properly manage our rapid growth, our operations would suffer and our performance as a whole would be materially adversely affected.

Our business is vulnerable to volatility in interest rates, which adversely affects our net income.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2010, net interest revenue after allowances for credit losses represented 59.4% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different, especially since a portion of our deposits are at rates of interest regulated by the RBI.

Interest rates are currently rising and there is a possibility that they will rise further due to many factors beyond our control, including the monetary policies of central banks such as the RBI, deregulation of the financial sector, domestic and international economic and political conditions and other factors. Yields on the Indian government’s ten-year bonds were 7.9%, 7.0% and 7.9% as of March 31, 2008, 2009 and 2010, respectively. If interest rates increase and demand for loans is negatively affected, we may not be able to achieve our volume growth, which would adversely affect our net income. Any volatility in interest rates could adversely affect our net income. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes as per Indian GAAP represented 1.4% of our gross customer assets as of March 31, 2010. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.3% of our net customer assets portfolio as of March 31, 2010. Additionally, the Bank has restructured the payment terms of certain loans. As on March 31, 2010 these represented 0.3% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. We had taken some collateral for approximately 73.9% of our loan book as of March 31, 2010. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See note 10—Loans, in our consolidated financial statements.

The RBI has mandated that banks in India should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions, and ensure that their total provisioning coverage ratio (PCR), including floating provisions, is not less than 70 percent. Banks have been directed to comply with this requirement on or before September 30, 2010. As of March 31, 2010, we were compliant with this requirement.

Provisions are created by a charge to expense, and represent our estimate for loan losses and risks inherent in the credit portfolio. See “Selected Statistical Information—Non-Performing Loans”. The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a relatively young bank and we have yet not experienced a significant and prolonged downturn in the economy.

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, movements in commodity markets, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI, or the government of India. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would be and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we will incur due to the downfall of a customer or an industry) in accordance with the policies established by Indian GAAP and the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds, deposit certificates issued by banks and equity shares). As of March 31, 2010, our largest single customer exposure was Rs. 42.0 billion, representing approximately 17% of our capital funds valuation, and our ten largest customer exposures totaled approximately Rs. 238.7 billion, representing approximately 97% of our capital funds valuation, in each case as per RBI guidelines based on Indian GAAP figures. None of the ten largest customer exposures were classified as non-performing as on March 31, 2010. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures.

We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2010, our largest industry concentrations, in each case based on Indian GAAP figures, were as follows: banks and financial institutions (7.0%), automotive manufacturers (5.5%) , and wholesale and retail trade (5.3%). In addition, as of that date approximately 42% of the concentration of our exposure was retail (except where otherwise included in the above classification). As of that date, our total non-performing loans and investments based on Indian GAAP figures were concentrated in the following industries: wholesale and retail trade (12.4%), textiles and garments (4.8%), land transport (4.7%), construction (3.1%), agriculture and allied activities (1.5%). Because approximately one-half of our loss exposure is retail, a downturn in the retail sector in India would likely have a proportionate impact on our earnings. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in, failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, the collateral consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As on March 31, 2010 approximately 73.9% of our loans were secured by some collateral.

Although there has been recent legislation which strengthens the rights of creditors and leads to quicker realization of collateral in the event of a default, we may not be able to realize the full value of the collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, stock market downturns, defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors led to a downturn in real estate prices in India. If we are unable to foreclose on our collateral or realize adequate value, our losses will increase and our net income will decline. The RBI has set forth guidelines on corporate debt restructuring. The guidelines envisage that for debt amounts of Rs. 1 billion and above, 60% of the creditors by number, in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 20% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—Commercial Commitments”.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the continued efforts of our Chairman, our Managing Director, our Executive Directors and members of our senior management. Our future performance will be affected by the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.

Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.

We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses. Unsecured personal loans are a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or post dated checks from our customers for our unsecured loan products, we may be unable to collect in part or at all in the event of non-payment by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “Business—Retail Banking—Retail Loans and Other Asset Products”.

In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. The Bank adopted the Basel II framework as of March 31, 2009. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 17.4% as of March 31, 2010 as per Basel II and 16.5% as per Basel I. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

Material changes in Indian banking regulations may adversely affect our business and our future financial performance.

We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas. For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations, such as those affecting the extent to which we can engage in specific businesses or those that reduce our income through a cap on either fees or interest rates chargeable to our customers or those affecting foreign investment in the banking industry, as well as changes in other governmental policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. Laws and regulations governing the banking sector may change in the future and any changes may adversely affect our business, our future financial performance and the price of our equity shares and ADSs. See “—We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, or we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.”

We compete directly with banks that are much larger than we are and which benefit from economies of scale, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business.

We face strong competition in all areas of our business, and some of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer, asset and deposit bases, larger branch networks and more capital than we do. These banks are becoming more competitive as they improve their customer services and technology. One of the other private sector banks in India is also larger than we are, based on such measurements. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. The economies of scale our larger competitors benefit from, make it difficult for us to offer competitive pricing on products and services to retain existing customers and attract new customers so that we can execute our growth strategy successfully. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

Our funding is primarily short- and medium- term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2010, about 42% of our loans were short-term and about 43% of our loans were medium-term. As of March 31, 2010, about 29% of our deposits were short-term and about 50% of our deposits were medium-term. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of fixed income securities portfolio and could have a material adverse effect on our net revenue. As per extant RBI guidelines, we are required to invest 25% of our liabilities (computed as per guidelines issued by the RBI) in Government issued bonds. Our investments in Government issued securities constituted approximately 87% of our total investments as of March 31, 2010 as per Indian GAAP. Any decrease in our income from these investments could have a material adverse effect on our net income and financial condition.

The development of a well entrenched nationwide inter-bank settlement system would adversely impact our cash float and decrease fees we receive in connection with check collection.

Currently, there is no well entrenched nationwide payment system in India, and checks must generally be returned to the city from which they were written in order to be cleared. Because of mail delivery delays and the variation in city-based inter-bank clearing practices, check collections can be slow and unpredictable. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we effectively provide a nationwide collection and disbursement system for our corporate clients. We enjoy cash float and earn fees from these services. In 2005, the RBI introduced the RTGS inter-bank settlement system which facilitates real time settlements primarily between banks. Although we believe our services offer advantages not offered by payment systems currently available, the development of a robust payments system would have an adverse impact on the cash float and fees we have enjoyed from our cash management services, which could materially adversely affect our financial condition.

We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, or we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.

The Bank provides a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares and initial public offering finance for retail customers, stock exchange clearing services, collecting bankers to various public offerings and depositary accounts. If there is a prolonged or significant downturn on the Indian stock exchanges, our revenue generated by offering these products and services may decrease, which would have a material adverse effect on our financial condition.

The Bank is required to maintain its capital market exposures within the limits as prescribed by the RBI. The Bank’s capital market exposures are comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers.

As per RBI norms, a bank’s capital market exposure is limited to 40.0% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. The Bank’s capital market exposure as of March 31, 2010 was 31.4% of its net worth on a non-consolidated basis and 32.0% on a consolidated basis. See “Supervision and Regulation—Regulations Relating to Capital Market Exposure Limits.” In the future if we fail to meet these regulatory limits, we may face difficulties in getting other regulatory approvals necessary to conduct business in the normal course, which would have a material adverse effect on our business and operations.

Significant fraud, system failure or calamities would disrupt our revenue generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring system security and availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused due to intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we will be able to restore data and resume processing. However it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario, where the primary site is completely unavailable, there may be significant disruption to the Bank’s operations, which would materially adversely affect our reputation and financial condition.

HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions, which could result in HDFC Limited making decisions or foregoing opportunities to benefit HDFC Limited that restrict our growth and harm our financial condition.

HDFC Limited and its subsidiaries owned 23.7% of our equity as of March 31, 2010. So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate two directors including our Chairman and Managing Director who are not required to retire by rotation to our board, subject to RBI approval. Our current Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of the shareholders and the RBI. Two of our other directors as on March 31, 2010 also have relationships with HDFC Limited—Mr. Keki Mistry is Vice Chairman and Chief Executive Officer of HDFC Limited and Mrs. Renu Karnad is the Managing Director of HDFC Limited. Accordingly, HDFC Limited can exercise substantial influence over our board and over matters subject to a shareholder vote. Mr. D. M. Sukthankar is the father of our Executive Director Mr. Paresh Sukthankar and serves as an independent director on the Board of HDFC Limited. Mr. D. M. Sukthankar has been on the Board of HDFC Limited since 1989. Mr. Paresh Sukthankar was one of our early employees and also a part of the senior management team. He was appointed as our Executive Director in October 2007. Both are associated with the respective companies in their independent professional capacities and we believe that none is in a position to exercise influence over the other.

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

We may face conflicts of interest relating to our principal shareholder, HDFC Limited, which could cause us to forgo business opportunities and consequently have an adverse effect on our financial performance.

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies and may effectively prevent us from taking advantage of business opportunities. See “Related Party Transactions” in the 20-Fs for fiscal 2008, 2009 and 2010 for a summary of transactions we have engaged in and strategic investments made with HDFC Limited during fiscal 2008, 2009 and 2010 respectively. Also see Note 26 to our consolidated financial statements. We currently offer products of HDFC Limited and its group companies. If we forgo opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, such as with HDFC Limited, which could restrict the growth of our business and operations.

RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. The guidelines state that no single entity or group of entities will be permitted to own or control, directly or indirectly, more than 10% of the paid-up capital of a private sector bank without RBI approval. The implementation of such a restriction could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. The RBI’s acknowledgement is required for the acquisition or transfer of a bank’s shares, which will increase the aggregate holding (both direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5% or more of its total paid-up capital. The RBI, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. The RBI has accorded its approval for HDFC Limited to hold more than 10% of our stock not exceeding 23.27%. HDFC Limited’s substantial stake in us could discourage or prevent another entity from exploring the possibility of a combination with us. These obstacles to potentially synergistic business combinations could have a material adverse effect on our ability to compete effectively with other large banks and consequently our ability to maintain and improve our financial condition.

We may face increased competition as a result of revised guidelines that relax restrictions on the presence of foreign banks in India and a proposal by the RBI to grant fresh banking licenses for the establishment of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.

The Government of India regulates foreign ownership in private sector banks. The total foreign ownership in a private sector bank cannot exceed 74% of its paid-up capital. The RBI on February 28, 2005 released a “Roadmap for Presence of Foreign Banks in India and Guidelines on ownership and Governance in Private Sector Banks” (the “Roadmap”).

The Roadmap envisages two phases. During the first phase, between March 2005 and March 2009, foreign banks were permitted to establish their presence in India by way of setting up a wholly-owned banking subsidiary (“WOS”) or converting their existing branches into a WOS. The WOS must have minimum capital of Rs. 3 billion and ensure sound corporate governance.

Initially, equity participation by banks would be permitted only in the private sector banks that are identified by the RBI for restructuring. On an application made by a foreign bank for acquisition of 5% or more in any private bank, the RBI would consider the standing and reputation of the foreign bank and shall permit such acquisition only if it is satisfied that the investment by such foreign bank is in the long-term interest of all the stakeholders of the investee bank.

It was proposed that phase 2, beginning April 2009, would allow foreign banks to acquire up to 74% of equity capital in private sector banks in India. However, in light of the global financial turmoil and concerns regarding financial strength of banks around the world, the RBI decided to put on hold the second phase of the Roadmap and leave unchanged its policy on the presence of foreign banks in the country. While announcing its annual policy for fiscal 2010 the RBI said that it would continue with the current policy and procedures governing the presence of foreign banks in India. A review will happen once there is greater clarity regarding stability, recovery of the global financial system, and a shared understanding on the regulatory and supervisory architecture around the world. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and as a result have a material adverse effect on our business. See “Restrictions on Foreign Ownership of Indian Securities.”

On August 11, 2010, the RBI released a discussion paper on the entry of new banks in the private sector. In this discussion paper the RBI proposes to grant banking licenses to new entrants in the private sector. If the number of banks in the country increase, we will face increased competition in the businesses we operate in. This would have a material adverse effect on our business.

Delays in obtaining prior RBI approval for opening new branches to increase our infrastructure and expand our reach into different geographical segments will restrict our expansion plans and have a negative impact on our future financial performance by preventing us from realizing anticipated revenue from the new branches.

The RBI introduced a liberalized branch licensing policy in September 2005. We have applied for branches under the policy in the past and obtained approvals for opening branches under the policy. See “Supervision and Regulation—Regulation Relating to the Opening of Branches”. However, there can be no assurance that we will receive licenses promptly or at all, any prolonged delay in the receipt of such licenses will adversely affect our financial performance by preventing us from realizing anticipated revenue from the new branches.

If the goodwill recorded in connection with our recent acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date. See Note 2—Business Combination to our consolidated financial statements.

Many of the Bank’s branches have been recently added to the Bank’s branch network and are not operating with the same efficiency as compared to the rest of the Bank’s existing branches, which adversely affects our profitability.

As at March 31, 2008, we had 761 branches. As a result of our acquisition of Centurion Bank of Punjab effective May 23, 2008, our network expanded by over 400 branches while we continued to grow organically by commissioning new branches. As at March 31, 2010, we had 1,725 branches, a more than doubling of our branch network over the last two fiscal years. The newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

Risks Relating to Investments in Indian Companies

A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. The global slowdown of the financial markets had contributed to a slowdown in the Indian financial and economic environment, with attendant higher unemployment rates and decreases in purchasing power. While we have started witnessing an overall improvement in the general financial and economic conditions, a reversal which would result in a continued slowdown in the Indian economy would adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy would be adversely affected by volatile oil prices and consequent inflation and would also be adversely affected by a general rise in interest rates, weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. Finally, India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net income and total assets.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2009, has announced policies and taken initiatives that support the economic liberalization policies that have been pursued by previous central governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization is subject to change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. Any significant change in India’s economic liberalization and deregulation policies would adversely affect business and economic conditions in India generally and our business in particular.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

Terrorist attacks, such as those in Mumbai in November 2008, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and also adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and as a result ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan might result in investor concern about stability in the region, which could adversely affect the price of our equity shares and ADSs.

India has also witnessed civil disturbances in recent years and future civil unrest as well as other adverse social, economic and political events in India could have an adverse impact on us. Such incidents also create a greater perception that investment in Indian companies involves a higher degree of risk, which could have an adverse impact on our business and the price of our equity shares and ADSs.

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

Investors in ADSs will have no voting rights, unlike holders of the equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and “Description of American Depository Shares—Voting Rights”.

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADS depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. The withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities”.

There is a limited market for the ADSs.

Although our ADSs are listed and traded on the NYSE, any trading market for our ADSs may not be sustained, and there is no assurance that the present price of our ADSs will correspond to the future price at which our ADSs will trade in the public market. Indian legal restrictions may also limit the supply of ADSs. The only way to add to the supply of ADSs would be through an additional issuance. We cannot guarantee that a market for the ADSs will continue.

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

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the Bank’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

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

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES

Our ADSs, each representing three equity shares, par value Rs. 10 per share, are listed on the NYSE under the symbol “HDB.” Our equity shares, including those underlying the ADSs, are listed on the National Stock Exchange under the symbol “HDFCBANK” and the Bombay Stock Exchange Limited under the code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter, December 31 for the third quarter and March 31 for the fourth quarter.

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2006	U.S.$	59.7	U.S.$	40.0	166,883
2007		80.0		43.0	230,175
2008		145.4		63.5	458,907
2009
First Quarter		119.5		69.3	549,005
Second Quarter		97.0		61.2	855,756
Third Quarter		96.0		44.9	748,908
Fourth Quarter		77.5		45.5	609,457
2010
First Quarter		110.2		59.4	557,116
Second Quarter		119.7		89.0	350,606
Third Quarter		140.3		108.8	326,764
Fourth Quarter		140.9		109.9	296,674
Most Recent Six Months
March 2010		140.9		122.0	283,678
April 2010		156.4		140.0	257,762
May 2010		152.2		126.7	342,070
June 2010		156.0		133.2	264,432
July 2010		164.9		140.0	287,524
August 2010		172.1		156.0	251,345
September 2010 to date		185.9		162.6	260,212

The closing price for our ADSs on the NYSE was US$ 184.1 per ADS on September 24, 2010.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2006	Rs.	812.0	Rs.	448.0	U.S.$	18.1	U.S.$	10.0	423,339
2007		1,160.0		615.2		25.8		13.7	521,217
2008		1,789.0		901.4		39.8		20.1	607,542
2009
First Quarter		1,547.8		1,007.4		34.4		22.4	756,159
Second Quarter		1,339.7		903.6		29.8		20.1	1,643,711
Third Quarter		1,295.3		821.2		28.8		18.3	2,023,652
Fourth Quarter		1,100.4		798.7		24.5		17.8	1,784,389
2010
First Quarter		1,558.9		1,000.0		34.7		22.2	1,602,846
Second Quarter		1,650.5		1,362.6		36.7		30.3	1,021,353
Third Quarter		1,833.3		1,600.5		40.8		35.6	690,164
Fourth Quarter		1,965.1		1,567.4		43.7		34.9	975,436
Most Recent Six Months
March 2010		1,965.1		1,745.0		43.7		38.8	1,024,254
April 2010		2,000.5		1,902.8		44.5		42.3	623,941
May 2010		1,974.9		1,803.8		43.9		40.1	636,259
June 2010		2,001.6		1,853.1		44.5		41.2	705,345
July 2010		2,126.9		1,907.4		47.3		42.4	696,367
August 2010		2,231.3		2,073.2		49.6		46.1	684,432
September 2010 to date		2,495.3		2,149.3		55.5		47.8	930,173

The closing price for our equity shares on the National Stock Exchange was Rs. 2,495.3 (US$ 55.5) per share on September 24, 2010.

As of March 31, 2010, there were 441,347 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 103 had registered addresses in the United States and held an aggregate of 122,635 of our equity shares representing 0.03% of our shareholders. In our books only, the Depository, J.P. Morgan Chase Bank and Deutsche Bank Trust Company Americas, are the shareholders with respect to equity shares underlying ADSs and GDRs. We are unable to estimate the number of record holders of ADSs and GDRs in the United States and elsewhere.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within six months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of a shareholder or shareholders holding on the date of the request at least 10% of our paid up capital. A general meeting is generally convened by our company secretary in accordance with a resolution of the board of directors. Written notice stating the agenda of the meeting must be given at least 21 days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting.

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

Register of Shareholders, Record Dates and Transfer of Shares

The equity shares are in registered form. We maintain a register of our shareholders in Mumbai. We register transfers of equity shares on the register of shareholders upon presentation of certificates in respect of the transfer of equity shares held in physical form together with a transfer deed duly executed by the transferor and transferee. These transfer deeds are subject to stamp duty, which has been fixed at 0.25% of the transfer price.

For the purpose of determining equity shares entitled to annual dividends, the register of shareholders is closed for a period prior to the annual general meeting. The Companies Act and our listing agreements with the stock exchanges permit us, pursuant to a resolution of our board of directors and upon at least 7 days’ advance notice to the stock exchanges, to set the record date and close the register of shareholders after seven days’ public notice for not more than 30 days at a time, and for not more than 45 days in a year, in order for us to determine which shareholders are entitled to certain rights pertaining to the equity shares. Trading of equity shares and delivery of certificates in respect of the equity shares may, however, continue after the register of shareholders is closed.

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by Securities Exchange Board of India (“SEBI”). These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty.

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

ADS holders will be eligible to participate in a buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then sell those equity shares back to us. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain circumstances. See “Description of American Depositary Shares—Deposit, Withdrawal and Cancellation.”

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

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR which contains the terms of the ADSs. Investors can read a copy of the deposit agreement which was filed as an exhibit to the registration statement on Form F-1 we filed on July 12, 2001. Investors may also obtain a copy of the deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to the investor the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. The investor will receive these distributions in proportion to the number of underlying shares that the investor’s ADSs represent.

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

Fees and Charges for Holders of American Depositary Shares

J.P. Morgan Chase Bank, N.A., as the depositary for our ADSs, collects fees for the issuance and cancellation of ADSs from the holders of our ADSs, or intermediaries acting on their behalf, against the deposit or withdrawal of ordinary shares in the custodian account. The depositary also collects the following fees from holders of ADRs or intermediaries acting in their behalf:

Category	Depositary actions	Associated fee

(a) Depositing or substituting the underlying shares	Issuing ADSs upon deposits of shares, including deposits and issuances in respect of share distributions, stock splits, rights, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new shares deposited.

(b) Receiving or distributing dividends	Distribution of dividends.	U.S.$0.02 or less per ADSs (U.S.$2.00 per 100 ADSs).

(c) Selling or exercising rights	Distribution or sale of securities.	U.S.$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the shares withdrawn.

(e) Transferring, splitting or grouping receipts	Transferring, combining or grouping of depositary receipts.	U.S.$1.50 per ADS.

(f) General depositary services, particularly those charged on an annual basis.	Other services performed by the depositary in administering the ADSs.	U.S.$0.02 per ADS (or portion thereof) not more than once each calendar year.

(g) Other	Expenses incurred on behalf of holders in connection with:	The amount of such expenses incurred by the Depositary.

compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

the depositary’s or its custodian’s compliance with applicable law, rule or regulation;

stock transfer or other taxes and other governmental charges;

cable, telex, facsimile transmission/delivery;

expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency); or

any other charge payable by depositary or its agents.

As provided in the Deposit Agreement, the Depositary may charge fees for making cash and other distributions to holders by deducting fees from distributable amounts or by selling a portion of the distributable property. The Depositary may generally refuse to provide services until its fees for those services are paid.

Fees Paid by the Depositary to Us

Direct Payments

The depositary has agreed to reimburse certain reasonable expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, including termination of our ADS program prior to June 14, 2014, we may be required to repay to the depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has reimbursed us during fiscal 2010.

Category	Amount reimbursed
Legal, accounting fees and other expenses incurred in connection with our ADR program	U.S.$	1,013,691.5

Indirect Payments

As part of its service to us, the Depositary has agreed to waive fees for the standard costs associated with the administration of our ADS program, associated operating expenses and investor relations advice up to a minimum of US$ 215,000 per year.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may:

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

We, the depositary or the custodian may refuse to:

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

	Dividend per equity share				Total amount of dividends declared (1)
					(in millions)
Relating to Fiscal Year
2006	Rs.	5.50	US$	0.122	Rs.	1,722.3	US$	38.3
2007		7.00		0.156		2,235.7		49.7
2008		8.50		0.189		3,012.7		67.0
2009		10.00		0.222		4,253.8		94.6
2010		12.00		0.267		5,492.9		122.2

(1)	Includes dividends declared on shares held by the Employees Welfare Trust.

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

Effective April 1, 2007, we pay a 15.0% direct tax in respect of dividends paid by us. In addition, we pay a 10.0% surcharge (effective April 1, 2010 the said surcharge was reduced to 7.5%) on 15.0% direct tax and a 3.0% add-on tax on such 15.0% direct tax including surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied.

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

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2008, 2009 and 2010 and the selected balance sheet data as of March 31, 2009 and 2010 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2006, March 31, 2007, March 31, 2008 and selected income data for the years ended March 31, 2006 and March 31, 2007 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2010 have been translated into U.S. dollars at the rate on such date of Rs. 44.95 per US$1.00.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table. We acquired Centurion Bank of Punjab effective May 23, 2008. The selected financial and other data is presented accordingly.

	Year ended March 31,
	2006		2007		2008		2009		2010		2010
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	43,528.0	Rs.	70,061.6	Rs.	104,249.7	Rs.	158,996.8	Rs.	158,651.3	US$	3,529.6
Interest expense		19,621.8		33,145.1		49,414.0		86,114.9		77,720.0		1,729.0

Net interest revenue		23,906.2		36,916.5		54,835.7		72,881.9		80,931.3		1,800.6
Provisions for credit losses, net		5,032.0		8,250.3		13,367.7		20,394.9		18,193.9		404.8

Net interest revenue after provisions for credit losses		18,874.2		28,666.2		41,468.0		52,487.0		62,737.4		1,395.8
Non-interest revenue, net		12,147.9		14,999.7		20,346.6		33,603.0		42,899.7		954.5

Net revenue		31,022.1		43,665.9		61,814.6		86,090.0		105,637.1		2,350.3
Non-interest expense		17,846.8		27,426.1		42,261.8		63,154.9		68,410.9		1,522.1

Income before income tax expense		13,175.3		16,239.8		19,552.8		22,935.1		37,226.2		828.2
Income tax expense		3,965.7		5,142.9		6,307.6		7,737.4		12,338.4		274.5

Net income before noncontrolling interest		9,209.6		11,096.9		13,245.2		15,197.7		24,887.8		553.7
Less: Net income attributable to noncontrolling interest		22.5		57.2		91.0		93.4		317.1		7.1

Net income attributable to HDFC Bank Limited	Rs.	9,187.1	Rs.	11,039.7	Rs.	13,154.2	Rs.	15,104.3	Rs.	24,570.7	US$	546.6

Per equity share data:
Earnings per equity share, basic	Rs.	29.45	Rs.	35.10	Rs.	38.24	Rs.	36.40	Rs.	56.30	US$	1.25
Earnings per equity share, diluted		29.08		34.60		37.75		36.21		55.61		1.24
Dividends per share		5.50		7.00		8.50		10.00		12.00		0.27
Book value (1)		176.49		205.10		336.44		586.52		667.59		14.85
Equity share data:
Equity shares outstanding at end of period		313.1		319.4		354.4		425.4		457.7		457.7
Weighted average equity shares outstanding — basic		311.9		314.6		344.0		415.0		436.4		436.4
Weighted average equity shares outstanding — diluted		315.9		319.1		348.4		417.1		441.8		441.8
ADS data (where 1 ADS represents 3 shares):
Earnings per ADS — basic		88.36		105.30		114.72		109.20		168.90		3.76
Earnings per ADS — diluted		87.24		103.80		113.25		108.63		166.83		3.71

	As of March 31,
	2006		2007		2008		2009		2010		2010
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	61,194.3	Rs.	80,546.4	Rs.	147,208.0	Rs.	171,224.4	Rs.	297,558.5	US$	6,619.8
Term placements (2)		10,243.7		12,815.8		5,917.6		34,473.2		58,166.3		1,294.0
Loans, net of allowance		395,274.3		536,730.9		715,345.3		986,495.0		1,297,180.4		28,858.3
Investments:
Investments held for trading		2,945.6		4,284.1		113,557.8		35,386.2		28,158.8		626.4
Investments available for sale		273,457.0		304,241.1		419,008.8		508,106.3		481,398.8		10,709.7
Investments held to maturity (3)		—		—		—		—		—		—
Total		276,402.6		308,525.2		532,566.6		543,492.5		509,557.6		11,336.1
Total assets	Rs.	790,969.4	Rs.	1,013,185.9	Rs.	1,507,988.9	Rs.	2,020,744.8	Rs.	2,416,520.4	US$	53,760.3
Long-term debt (including current portion)		17,899.9		33,601.5		32,832.4		68,452.2		75,854.4		1,687.5
Short-term borrowings (excluding current portion of long-term debt)		74,805.4		95,472.4		129,330.3		26,383.6		98,165.0		2,183.9
Total deposits		557,305.4		682,348.0		1,005,910.1		1,426,288.6		1,672,400.3		37,205.8
Of which:
Interest-bearing deposits		410,181.2		484,542.9		718,646.9		1,142,281.9		1,301,046.0		28,944.3
Non-interest bearing deposits		147,124.2		197,805.1		287,263.2		284,006.7		371,354.3		8,261.5
Total liabilities		735,476.6		947,356.2		1,388,281.6		1,770,691.7		2,110,066.2		46,942.5
Noncontrolling interest		225.3		321.6		462.0		555.4		872.5		19.4
Total HDFC Bank Limited Shareholders’ equity		55,267.5		65,508.1		119,245.3		249,497.7		305,581.7		6,798.2
Total liabilities and shareholders’ equity	Rs.	790,969.4	Rs.	1,013,185.9	Rs.	1,507,988.9	Rs.	2,020,744.8	Rs.	2,416,520.4	US$	53,760.3

	Year ended March 31,
	2006		2007		2008		2009		2010		2010
	(in millions)
Period average (4)
Interest-earning assets	Rs.	589,311.1	Rs.	841,352.1	Rs.	1,077,606.7	Rs.	1,579,423.9	Rs.	1,756,963.3	US$	39,087.1
Loans, net of allowance		323,709.9		467,362.5		641,422.4		992,040.0		1,106,474.4		24,615.7
Total assets		621,249.5		885,171.5		1,251,281.2		1,917,502.6		2,095,543.0		46,619.4
Interest-bearing deposits		338,085.5		491,948.4		661,884.6		1,114,880.3		1,202,813.6		26,758.9
Non-interest bearing deposits		125,616.3		170,468.2		247,083.6		248,822.0		295,675.6		6,577.9
Total deposits		463,701.8		662,416.6		908,968.2		1,363,702.3		1,498,489.2		33,336.8
Interest-bearing liabilities		419,000.5		594,152.0		763,617.7		1,253,236.8		1,325,841.7		29,495.9
Long-term debt		6,669.7		26,812.5		32,218.4		43,493.5		72,433.5		1,611.4
Short-term borrowings		74,245.3		75,391.1		69,514.7		94,863.0		50,594.6		1,125.6
Total liabilities		572,893.7		826,187.9		1,149,483.2		1,696,255.7		1,825,399.3		40,609.6
HDFC Bank Limited Shareholders’ equity		48,355.8		58,983.6		101,797.9		221,246.9		270,143.7		6,009.9

	As of or for the year ended March 31,
	2006	2007	2008	2009	2010
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.5	1.2	1.1	0.8	1.2
Average shareholders’ equity	19.0	18.7	13.0	6.8	9.1
Dividend payout ratio (5)	18.7	20.3	22.9	28.2	22.4
Spread (6)	3.8	4.0	4.8	4.3	4.2
Net interest margin (7)	4.1	4.4	5.1	4.6	4.6
Cost-to-net revenue ratio (8)	57.5	62.8	68.4	73.4	64.8
Cost-to-average assets ratio (9)	2.9	3.1	3.4	3.3	3.3
Capital:
Total capital adequacy ratio (10)	11.41	13.08	13.60	15.69	17.44
Tier 1 capital adequacy ratio (10)	8.55	8.57	10.30	10.58	13.26
Tier 2 capital adequacy ratio (10)	2.86	4.51	3.30	5.11	4.18
Average HDFC Bank Limited shareholders’ equity as a percentage of average total assets	7.8	6.7	8.1	11.6	12.9
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets (11)	1.2	1.2	1.2	1.9	1.5
Net non-performing customer assets as a percentage of net customer assets (11)	0.4	0.4	0.4	0.6	0.4
Total allowance for credit losses as a percentage of gross non-performing credit assets	118.2	128.1	144.2	125.5	123.3

1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.
2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
3)	During fiscal 2005 we transferred certain securities classified as “held to maturity” to the “available for sale” category for reasons not permitted under U.S. GAAP. As a result, we were required to transfer all remaining securities to the “available for sale” category and we were prevented from establishing a “held to maturity” portfolio until after March 31, 2007.
4)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.
5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy.”
6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
9)	Represents the ratio of non-interest expense to average total assets.
10)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the RBI, based on the financial statements prepared in accordance with the Indian GAAP up to March 31, 2008 as per Basel I guidelines and as of March 31, 2009 and 2010 as per Basel II guidelines. See “Supervision and Regulation.”
11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2008					2009					2010
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	30,631.2	Rs.	1,760.4	5.7%	Rs.	35,407.4	Rs.	1,434.7	4.1%	Rs.	26,923.5	Rs.	732.9	2.7%
Term placements		14,248.4		1,182.7	8.3		25,020.3		1,261.4	5.0		37,059.7		1,804.1	4.9
Investments available for sale:
Tax free(1)		8,333.0		472.4	5.6		5,731.8		232.1	4.0		2,942.2		170.5	5.8
Taxable		327,523.6		24,789.0	7.6		481,193.9		35,404.8	7.4		488,450.4		33,134.1	6.8
Investments held to maturity		—		—	—		—		—	—		—		—	—
Investments held for trading		55,448.1		3,449.3	6.2		40,030.5		3,382.3	8.4		95,113.1		4,445.2	4.7
Loans, net:
Retail loans		361,791.4		46,794.0	12.9		579,838.1		73,874.5	12.7		615,331.2		79,462.0	12.9
Wholesale loans		279,631.0		25,801.9	9.2		412,201.9		43,407.0	10.5		491,143.2		38,902.5	7.9

Total interest-earning assets:	Rs.	1,077,606.7	Rs.	104,249.7	9.7%	Rs.	1,579,423.9	Rs.	158,996.8	10.1%	Rs.	1,756,963.3	Rs.	158,651.3	9.0%

Non-interest-earning assets:
Cash		95,172.9					122,664.9					113,018.5
Property and equipment		9,364.2					15,862.3					19,890.9
Other assets		69,137.4					199,551.5					205,670.3
Total non-interest earning assets		173,674.5					338,078.7					338,579.7

Total assets	Rs.	1,251,281.2	Rs.	104,249.7	8.3%	Rs.	1,917,502.6	Rs.	158,996.8	8.3%	Rs.	2,095,543.0	Rs.	158,651.3	7.6%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	222,473.6	Rs.	5,757.6	2.6%	Rs.	314,433.5	Rs.	8,463.5	2.7%	Rs.	414,444.4	Rs.	11,431.1	2.8%
Time deposits		439,411.0		36,909.5	8.4		800,446.8		68,284.6	8.5		788,369.2		58,422.9	7.4
Short-term borrowings (2)		69,514.7		4,100.9	5.9		94,863.0		5,876.5	6.2		50,594.6		1,813.4	3.6
Long-term debt		32,218.4		2,646.0	8.2		43,493.5		3,490.3	8.0		72,433.5		6,052.6	8.4

Total interest-bearing liabilities	Rs.	763,617.7	Rs.	49,414.0	6.5%	Rs.	1,253,236.8	Rs.	86,114.9	6.9%	Rs.	1,325,841.7	Rs.	77,720.0	5.9%

Non-interest-bearing liabilities:
Non-interest-bearing deposits (3)		247,083.6					248,822.0					295,675.6
Other liabilities		138,781.9					194,196.9					203,882.0
Total non-interest-bearing liabilities		385,865.5					443,018.9					499,557.6

Total liabilities	Rs.	1,149,483.2	Rs.	49,414.0	4.3%	Rs.	1,696,255.7	Rs.	86,114.9	5.1%	Rs.	1,825,399.3	Rs.	77,720.0	4.3%
HDFC Bank Limited Shareholders’ equity		101,797.9					221,246.9					270,143.7

Total liabilities and shareholders’ equity	Rs.	1,251,281.2	Rs.	49,414.0	3.9%	Rs.	1,917,502.6	Rs.	86,114.9	4.5%	Rs.	2,095,543.0	Rs.	77,720.0	3.7%

1)	Yields on tax free securities are not on a tax equivalent basis.

2)	Includes securities sold under repurchase agreements.
3)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and average rate.

	Fiscal 2009 vs. Fiscal 2008 Increase (decrease)(1) due to						Fiscal 2010 vs. Fiscal 2009 Increase (decrease)(1) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest revenue:
Cash equivalents	Rs.	(325.7)	Rs.	451.5	Rs.	(777.2)	Rs.	(701.8)	Rs.	(164.6)	Rs.	(537.2)
Term placements		78.7		894.1		(815.4)		542.7		607.0		(64.3)
Investments available for sale:
Tax free		(240.3)		(147.5)		(92.8)		(61.6)		(113.0)		51.4
Taxable		10,615.8		11,630.7		(1,014.9)		(2,270.7)		533.9		(2,804.6)
Investments held to maturity		—		—		—		—		—		—
Investments held for trading		(67.0)		(959.1)		892.1		1,062.9		4,654.1		(3,591.2)
Loans, net:
Retail loans		27,080.5		28,202.1		(1,121.6)		5,587.5		4,522.0		1,065.5
Wholesale loans		17,605.1		12,232.5		5,372.6		(4,504.5)		8,312.9		(12,817.4)

Total interest-earning assets	Rs.	54,747.1	Rs.	52,304.3	Rs.	2,442.8	Rs.	(345.5)	Rs.	18,352.3	Rs.	(18,697.8)

Interest expense:
Savings account deposits	Rs.	2,705.9	Rs.	2,379.9	Rs.	326.0	Rs.	2,967.6	Rs.	2,692.0	Rs.	275.6
Time deposits		31,375.1		30,326.2		1,048.9		(9,861.7)		(1,030.3)		(8,831.4)
Short-term borrowings		1,775.6		1,495.4		280.2		(4,063.1)		(2,742.3)		(1,320.8)
Long-term debt		844.3		926.0		(81.7)		2,562.3		2,322.4		239.9

Total interest-bearing liabilities	Rs.	36,700.9	Rs.	35,127.5	Rs.	1,573.4	Rs.	(8,394.9)	Rs.	1,241.8	Rs.	(9,636.7)

Net interest revenue	Rs.	18,046.2	Rs.	17,176.8	Rs.	869.4	Rs.	8,049.4	Rs.	17,110.5	Rs.	(9,061.1)

1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2008		2009		2010
	(in millions, except percentages)
Interest revenue	Rs.	104,249.7	Rs.	158,996.8	Rs.	158,651.3
Average interest-earning assets		1,077,606.7		1,579,423.9		1,756,963.3
Interest expense		49,414.0		86,114.9		77,720.0
Average interest-bearing liabilities		763,617.7		1,253,236.8		1,325,841.7
Average total assets		1,251,281.2		1,917,502.6		2,095,543.0
Average interest-earning assets as a percentage of average total assets		86.1%		82.4%		83.8%
Average interest-bearing liabilities as a percentage of average total assets		61.0%		65.4%		63.3%
Average interest-earning assets as a percentage of average interest-bearing liabilities		141.1%		126.0%		132.5%
Yield		9.7%		10.1%		9.0%
Cost of funds(1)		4.3%		5.1%		4.3%
Spread(2)		4.8%		4.3%		4.2%
Net interest margin(3)		5.1%		4.6%		4.6%

1)	Excludes HDFC Bank Limited shareholders’ equity.
2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Returns on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2008		2009		2010
	(in millions, except percentages)
Net income	Rs.	13,154.2	Rs.	15,104.3	Rs.	24,570.7
Average total assets		1,251,281.2		1,917,502.6		2,095,543.0
Average HDFC Bank Limited shareholders’ equity		101,797.9		221,246.9		270,143.7
Net income as a percentage of average total assets		1.1%		0.8%		1.2%
Net income as a percentage of average HDFC Bank Limited shareholders’ equity		12.9%		6.8%		9.1%
Average HDFC Bank Limited shareholders’ equity as a percentage of average total assets		8.1%		11.5%		12.9%
Dividend payout-ratio		22.9%		28.2%		22.4%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2008								2009								2010
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized Loss		Fair Value
	(in millions)
Government securities	Rs.	351,477.0	Rs.	481.8	Rs.	2,527.2	Rs.	349,431.6	Rs.	461,558.7	Rs.	13,467.8	Rs.	676.9	Rs.	474,349.6	Rs.	470,083.7	Rs.	2,752.3		Rs.3,079.7	Rs.	469,756.3
Other debt securities		40,399.6		58.1		118.8		40,338.9		20,989.5		104.7		3.6		21,090.6		3,980.7		110.4		—		4,091.1

Total debt securities	Rs.	391,876.6	Rs.	539.9	Rs.	2,646.0	Rs.	389,770.5	Rs.	482,548.2	Rs.	13,572.5	Rs.	680.5	Rs.	495,440.2	Rs.	474,064.4	Rs.	2,862.7		Rs.3,079.7	Rs.	473,847.4

Non-debt securities		29,034.0		315.0		110.7		29,238.3		12,679.4		221.4		234.7		12,666.1		7,474.4		113.2		36.2		7,551.4

Total	Rs.	420,910.6	Rs.	854.9	Rs.	2,756.7	Rs.	419,008.8	Rs.	495,227.6	Rs.	13,793.9	Rs.	915.2	Rs.	508,106.3	Rs.	481,538.8	Rs.	2,975.9		Rs.3,115.9	Rs.	481,398.8

Held to Maturity Investments

As of March 31, 2008, 2009 and 2010, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2008								2009								2010
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross Unrealized loss		Fair value
	(in millions)
Government securities	Rs.	12,572.9	Rs.	3.3	Rs.	41.1	Rs.	12,535.1	Rs.	34,833.3	Rs.	3.3	Rs.	108.8	Rs.	34,727.8	Rs.	20,867.9	Rs.	1.0	Rs.	8.0	Rs.	20,860.9
Other debt securities		8,630.8		3.3		31.4		8,602.7		606.3		4.6		—		610.9		7,189.2		40.7		0.6		7,229.3

Total debt securities	Rs.	21,203.7	Rs.	6.6	Rs.	72.5	Rs.	21,137.8	Rs.	35,439.6	Rs.	7.9	Rs.	108.8	Rs.	35,338.7	Rs.	28,057.1	Rs.	41.7	Rs.	8.6	Rs.	28,090.2

Non-debt securities		92,418.7		5.1		3.8		92,420.0		44.8		2.8		0.1		47.5		69.7		0.4		1.5		68.6

Total	Rs.	113,622.4	Rs.	11.7	Rs.	76.3	Rs.	113,557.8	Rs.	35,484.4	Rs.	10.7	Rs.	108.9	Rs.	35,386.2	Rs.	28,126.8	Rs.	42.1	Rs.	10.1	Rs.	28,158.8

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2010
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	163,834.5	4.5%	Rs.	163,990.2	6.5%	Rs.	89,009.2	6.8%	Rs.	52,922.4	8.2%
Other debt securities		2,152.6	7.3		1,757.9	5.6		180.6	8.2		—	—

Total debt securities, fair value	Rs.	165,987.1	4.5%	Rs.	165,748.1	6.5%	Rs.	89,189.8	6.8%	Rs.	52,922.4	8.2%

Total amortized cost	Rs.	165,109.2		Rs.	165,126.2		Rs.	89,724.1		Rs.	54,104.9

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were approximately 70% and 67% of total deposits as of March 31, 2009 and March 31, 2010, respectively. Wholesale banking deposits represented approximately 30% and 33% of total deposits as of March 31, 2009 and March 31, 2010, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 2.6% in fiscal 2008, 2.7% in fiscal 2009 and 2.8% in fiscal 2010. The average cost of time deposits was 8.4% in fiscal 2008, 8.5% in fiscal 2009 and 7.4% in fiscal 2010. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2008			2009			2010
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits(1)	Rs.	247,083.6	27.2%	Rs.	248,822.0	18.2%	Rs.	295,675.6	19.7%
Savings deposits		222,473.6	24.5		314,433.5	23.1		414,444.4	27.7
Time deposits		439,411.0	48.3		800,446.8	58.7		788,369.2	52.6

Total	Rs.	908,968.2	100.0%	Rs.	1,363,702.3	100.0%	Rs.	1,498,489.2	100.0%

1)	Includes current accounts and cash floats from transactional services.

As of March 31, 2010, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2010
	Up to 3 Months		3 to 6 months		6 to 12 Months		More than 1 Year
	(in millions)

Balance to maturity for deposits exceeding Rs. 0.1 million each	Rs.	176,379.0	Rs.	120,722.2	Rs.	232,069.2	Rs.	148,843.0

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2008		2009		2010
	(in millions, except percentages)
Period end	Rs.	173,477.6	Rs.	27,237.0	Rs.	98,165.0
Average balance during the period	Rs.	69,514.7	Rs.	94,863.0	Rs.	50,594.6
Maximum outstanding	Rs.	178,157.0	Rs.	197,578.3	Rs.	141,802.3
Average interest rate during the period(1)		5.9%		6.2%		3.6%
Average interest rate at period end(2)		7.3%		2.3%		4.6%

1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2008, 2009 and 2010.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 1 or Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2010 are Rs. 33.92 billion (previous year: Rs. 34.60 billion), Rs. 27.60 billion (previous year: Rs. 28.24 billion), and Rs. 2.00 billion (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Lower Tier 2	INR	2003-04	2014-15	10.3	5.90	—	—	3.95
Lower Tier 2	INR	2003-04	2017-18	13.3	6.00	—	—	0.05
Lower Tier 2	INR	2005-06	2015-16	9.6	7.50	—	—	4.14
Lower Tier 2	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier 2	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier 2	INR	2005-06	2015-16	9.9	8.60	—	—	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Upper Tier 2	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	9.10	—	—	2.40
Upper Tier 2	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Perpetual Debt	INR	2006-07	—	—	9.92	2016-17	10.92	2.00
Upper Tier 2	INR	2006-07	2021-22	15.0	8.95	2016-17	9.7	0.36
Upper Tier 2	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	LIBOR+2.2	4.49
Lower Tier 2	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
Upper Tier 2	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Lower Tier 2	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Upper Tier 2	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier 2	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Lower Tier 2	INR	2002-03	2010-11	7.3	8.30	—	—	0.03
Lower Tier 2	INR	2004-05	2010-11	5.9	6.85	—	—	0.28
Lower Tier 2	INR	2004-05	2014-15	9.9	7.05	—	—	0.15
Lower Tier 2	INR	2004-05	2010-11	5.3	6.85	—	—	0.02
Lower Tier 2	INR	2004-05	2010-11	5.4	8.50	—	—	0.29
Lower Tier 2	INR	2004-05	2014-15	9.3	8.75	—	—	0.04
Upper Tier 2	INR	2007-08	2022-23	15.0	10.84	2017-18	14.34	1.00
Lower Tier 2	INR	2003-04	2011-12	7.0	7.25	—	—	0.002

The Upper Tier 2 U.S. dollar debt depicted in the table above is for an amount of US $100 million raised during fiscal 2007 carrying an interest rate of Libor + 1.20%. In the table above, the rupee equivalent is based on the translation rate of Rs. 44.90 = US $1.00. We have a right to redeem certain of the issuances as noted above under “year of call.” If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2010 (1)
	0-28 Days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	200,948.3	6,828.6	5,496.6	6,882.4	220,155.9	53,562.4	12,158.7	11,681.5	297,558.5
Term placements	558.7	1,448.4	340.4	678.2	3,025.7	14,185.7	8,109.2	32,845.7	58,166.30
Investments held for trading(4)	19,306.4	7,069.4	—	—	26,375.7	—	1,783.0	—	28,158.8
Investments available for sale (5)(6)	69,211.2	23,803.3	22,740.5	28,830.5	144,585.5	221,258.3	50,949.5	64,605.4	481,398.8
Securities purchased under agreement to resell	20,000.0	—	—	—	20,000.0	—	—	—	20,000.0
Loans, net (7) (8)	96,379.9	162,198.4	138,007.8	147,480.2	544,066.3	554,880.1	94,698.2	103,535.8	1,297,180.4
Accrued interest receivable	13,767.3	—	—	—	13,767.3	—	—	—	13,767.3
Other assets	76,838.5	—	—	—	76,838.5	32,459.7	—	—	109,298.2

Total financial assets	497,010.2	201,348.1	166,585.3	183,871.3	1,048,815.0	876,346.2	167,698.7	212,668.4	2,305,528.3

Deposits (9) (10)	170,056.1	91,542.1	87,254.8	139,360.3	488,213.3	829,889.8	181,273.4	173,023.8	1,672,400.3
Debt (11)	31,710.5	37,791.3	8,722.7	24,741.5	102,966.0	5,783.0	4,140.0	61,130.4	174,019.4
Securities Sold under repurchase agreements	—	—	—	—	—	—	—	—	—
Other Liabilities (12) (13)	153,521.9	1,071.0	—	—	154,592.9	101,450.7	—	7,602.9	263,646.5

Total financial liabilities	355,288.5	130,404.4	95,977.5	164,101.8	745,772.2	937,123.5	185,413.4	241,757.1	2,110,066.2

Asset/Liability Gap	141,721.7	70,943.7	70,607.8	19,769.5	303,042.8	(60,777.3)	(17,714.7)	(29,088.6)	195,462.1

Cumulative gap	141,721.7	212,665.4	283,273.2	303,042.8	303,042.8	242,265.5	224,550.7	195,462.1	195,462.1
Cumulative gap as a percentage of total financial assets	28.5%	30.5%	32.8%	28.9%	28.9%	12.6%	10.7%	8.5%	8.5%

1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
2)	Cash on hand is classified in the “0-28” days category.
3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
4)	Securities in the trading book are classified based on the expected time of realization for such investments.
5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
6)	Shares and units of open-ended mutual funds in the available-for-sale investment portfolio are classified in the “greater than five years” category.
7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.

9)	Non-maturity deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
10)	Time deposits under Rs. 50 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
11)	Includes short-term borrowings and long-term debt.
12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.
13)	Includes accrued interest payable classified in the “0-28 days” category.

For further information on how we manage our asset liability risk, see “Business — Market Risk.”

Loan Portfolio and Credit Substitutes

As of March 31, 2010, our gross loan portfolio amounted to Rs. 1,320.9 billion. As of that date, our gross credit substitutes outstanding were Rs. 2.5 billion and represented 5 credit substitutes outstanding. Almost all of our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business — Retail Banking — Retail Loans and Other Asset Products” and “Business — Wholesale Banking — Commercial Banking Products — Commercial Loan Products and Credit Substitutes.”

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2006		2007		2008		2009		2010
	(in millions)
Retail loans	Rs.	229,301.4	Rs.	318,606.1	Rs.	441,312.4	Rs.	620,393.9	Rs.	732,984.2
Wholesale loans		171,626.2		226,139.3		286,768.9		390,652.0		587,956.8

Gross loans	Rs.	400,927.6	Rs.	544,745.4	Rs.	728,081.3	Rs.	1,011,045.9	Rs.	1,320,941.0

Credit substitutes (at fair value)		9,751.3		6,759.0		5,046.9		4,252.3		2,476.3

Gross loans plus credit substitutes	Rs.	410,678.9	Rs.	551,504.4	Rs.	733,128.2	Rs.	1,015,298.2	Rs.	1,323,417.3

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2010
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	249,614.8	Rs.	406,742.6	Rs.	76,626.8
Wholesale loans		303,104.8		250,327.4		34,524.6

Gross loans	Rs.	552,719.6	Rs.	657,070.0	Rs.	111,151.4

Credit substitutes		1,553.6		922.7		—
Gross loans and credit substitutes	Rs.	554,273.2	Rs.	657,992.7	Rs.	111,151.4

	At March 31, 2010
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	51,719.3	Rs.	272,065.2	Rs.	35,858.2
Fixed rates		501,000.3		385,004.8		75,293.2

Gross loans	Rs.	552,719.6	Rs.	657,070.0	Rs.	111,151.4

Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		1,553.6		922.7		—

Gross credit substitutes	Rs.	1,553.6	Rs.	922.7	Rs.	—

Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	51,719.3	Rs.	272,065.2	Rs.	35,858.2
Fixed rates		502,553.9		385,927.5		75,293.2

Gross loans and credit substitutes	Rs.	554,273.2	Rs.	657,992.7	Rs.	111,151.4

Concentration of Loans and Credit Substitutes

Pursuant to the guidelines of the RBI, our exposure to individual borrowers is limited to 15% of our capital funds (as defined by RBI and calculated under Indian GAAP), and our exposure to a group of companies under the same management is limited to 40% of our capital funds. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10% in respect of group borrowers. We may, in exceptional circumstances, with the approval of our board of directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. See “Supervision and Regulation — Credit Exposure Limits.”

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

	At March 31,
	2006			2007			2008			2009			2010
	(in millions, except percentages)
Automotive manufacturers	Rs.	41,008.3	10.0%	Rs.	26,165.0	4.7%	Rs.	27,201.1	3.7%	Rs.	38,991.6	3.8%	Rs.	73,833.6	5.6%
Wholesale and retail trade		14,396.8	3.5		26,404.9	4.8		41,119.1	5.6		31,943.8	3.1		71,084.9	5.4
Land transport		36,841.6	9.0		61,407.3	11.1		54,454.9	7.4		53,270.5	5.3		59,080.3	4.5
Fertilizers		6,064.9	1.5		12,284.8	2.2		15,023.9	2.1		27,445.3	2.7		54,830.1	4.1
Non-Banking Finance Companies /Financial Intermediaries		—	—		—	—		—	—		40,681.5	4.0		53,802.5	4.1
Banks and Financial Institutions		—	—		—	—		—	—		—	—		37,590.1	2.8
Housing Finance Companies		—	—		—	—		—	—		—	—		35,697.6	2.7
Activities allied to agriculture		11,559.7	2.8		27,237.3	4.9		52,169.8	7.1		32,492.8	3.2		31,493.6	2.4
Real Estate & Property Services		—	—		—	—		—	—		—	—		27,051.3	2.0
Petroleum & Petroleum Products		—	—		—	—		—	—		26,437.3	2.6		—	—
Food Processing		5,344.1	1.3		13,586.0	2.5		16,967.3	2.3		—	—		—	—
Engineering		10,963.5	2.7		13,010.8	2.4		15,662.0	2.1		—	—		—	—
Others (including unclassified retail)		284,500.0	69.2		371,408.3	67.4		510,530.1	69.6		764,035.4	75.3		878,953.3	66.4

Total	Rs.	410,678.9	100%	Rs.	551,504.4	100%	Rs.	733,128.2	100%	Rs.	1,015,298.2	100%	Rs.	1,323,417.3	100.0%

As of March 31, 2010, our 10 largest exposures totaled approximately Rs. 238.8 billion and represented 97.0% of our capital funds as per RBI guidelines based on Indian GAAP figures. The largest group of companies under the same management control accounted for 30.1% of our capital funds as on March 31, 2010 as per Indian GAAP.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their net bank credit to certain sectors called “priority sectors.” Priority sectors include small-scale industries, agricultural and agriculture-based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI. See “Supervision and Regulation.”

We are required to comply with the priority sector lending requirements as of the last reporting Friday of each fiscal year, a date specified by the RBI for reporting. Apart from our loans to the sectors outlined above, we may invest in bonds of specified institutions and mortgage-backed securitized paper to meet our mandated lending requirements. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to twelve years and carry interest rates lower than market rates. With a view to rationalizing the banks’ investments under priority sector lending and encouraging banks to increasingly lend directly to the farmers or other priority sector borrowers, the RBI has stipulated that subsequent to fiscal 2007, fresh investments by banks in specified institutions shall not be eligible for classification under priority sector lending. The RBI has issued revised guidelines to be followed by banks with effect from April 1, 2007. See “Supervision and Regulation” for further details.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	At March 31,
	2006		2007		2008		2009		2010
	(in millions)
Directed lending:
Agriculture	Rs.	42,747.0	Rs.	70,712.7	Rs.	70,214.0	Rs.	105,459.5	Rs.	155,383.0
Small scale industries		6,968.9		19,229.9		79,809.0		108,932.2		181,739.6
Other		59,468.8		87,738.6		25,285.1		85,736.7		107,206.0

Total directed lending	Rs.	109,184.7	Rs.	177,681.2	Rs.	175,308.1	Rs.	300,128.4	Rs.	444,328.6

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

As of March 31, 2010, our gross non-performing loans as a percentage of gross loan assets was 1.5% and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets was 0.4%. We have made total valuation allowances for 123.3% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.3% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31,
	2006		2007		2008		2009		2010
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	3,193.5	Rs.	4,785.7	Rs.	7,446.1	Rs.	14,957.7	Rs.	13,038.0
Wholesale loans		1,590.0		1,469.9		1,383.2		4,599.8		6,224.9

Gross non-performing loans	Rs.	4,783.5	Rs.	6,255.6	Rs.	8,829.3	Rs.	19,557.5	Rs.	19,262.9

Specific valuation allowances	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3
Unallocated valuation allowances		2,448.7		3,790.3		6,894.4		11,330.3		9,940.3
Non-performing loans net of specific valuation allowance		1,578.9		2,031.4		2,987.7		6,336.9		5,442.6
Gross loan assets		400,927.6		544,745.4		728,081.3		1,011,045.9		1,320,941.0
Net loan assets	Rs.	395,274.3	Rs.	536,730.9	Rs.	715,345.3	Rs.	986,495.0	Rs.	1,297,180.4
Gross non-performing loans as a percentage of gross loans		1.2%		1.1%		1.2%		1.9%		1.5%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.4%		0.4%		0.4%		0.6%		0.4%
Specific valuation allowance as a percentage of gross non-performing loans		67.0%		67.5%		66.2%		67.6%		71.7%
Total valuation allowance as a percentage of gross non-performing loans		118.2%		128.1%		144.2%		125.5%		123.3%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2006		2007		2008		2009		2010
	(in millions)
Performing	Rs.	396,144.1	Rs.	538,489.8	Rs.	719,252.0	Rs.	991,488.4	Rs.	1,301,678.10
Non-performing or impaired:
On accrual status		—		—		—		—		1,078.5
On non-accrual status		4,783.5		6,255.6		8,829.3		19,557.5		18,184.4
Total non-performing or impaired		4,783.5		6,255.6		8,829.3		19,557.5		19,262.9

Total	Rs.	400,927.6	Rs.	544,745.4	Rs.	728,081.3	Rs.	1,011,045.9	Rs.	1,320,941.0

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

Retail Loans

We establish a specific allowance on our retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances at defined delinquency levels.

We also make unallocated allowances for our retail loans by product type. Our retail loan portfolio comprises groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, we stratify such loans based on the number of days past due and take into account historical losses for such products, the nature of security available and loan to value ratios.

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

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. We also have an unallocated allowance for performing loans, based on the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our wholesale unallocated allowance based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio.

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors — We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.”

	2006					2007					2008					2009					2010
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(Rupees in millions, except percentages)
Consumer electronics	Rs.	2,199.4	Rs.	129.0	5.9	Rs.	—	Rs.	—	—	Rs.	—	Rs.	—	—	Rs.	—	Rs.	—	—	Rs.	2,396.8	Rs.	189.5	7.9
Construction		—		—	—		—		—	—		—		—	—		—		—	—		8,980.0		553.8	6.2
Textiles		6,291.4		313.7	5.0		6,851.7		219.8	3.2		10,429.4		219.8	2.1		11,773.3		448.3	3.8		13,836.8		788.6	5.7
Food processing		5,344.1		3.4	0.1		13,586.0		3.4	—		16,967.3		8.0	—		18,808.9		783.5	4.2		23,567.9		801.6	3.4
Traders		14,357.2		7.8	0.1		26,364.3		150.6	0.6		41,075.6		12.8	—		31,896.3		1,741.1	5.5		70,886.1		2,252.8	3.2
Drugs and pharmaceuticals		3,834.0		32.3	0.8		3,538.4		32.3	0.9		5,670.1		—	—		—		—	—		14,725.3		383.5	2.6
Paper and paper products		—		—	—		—		—	—		—		—	—		3,707.4		67.8	1.8		7,210.8		165.3	2.3
Retail advances not otherwise classified		175,780.1		2,534.1	1.4		265,649.8		4,520.7	1.7		360,322.0		6,231.2	1.7		507,274.0		13,789.6	2.7		557,204.8		12,179.3	2.2
Land transport		36,841.6		347.9	0.9		1,407.3		266.7	0.4		54,454.9		1,226.9	2.3		53,270.5		1,182.3	2.2		59,080.3		858.7	1.5
Chemical and Chemical Products		—		—	—		—		—	—		—		—	—		—		—	—		10,455.0		129.1	1.2
Diamond, gems and jewelry exports		2,559.4		129.1	5.0		—		—	—		1,223.3		129.1	10.6		7,922.7		129.0	1.6		11,369.0		129.1	1.1
Iron and steel		5,641.2		118.2	2.1		—		—	—		—		—	—		12,462.9		179.8	1.4		20,337.2		165.4	0.8
Telecom		—		—	—		—		—	—		—		—	—		10,377.8		620.2	6.0		6,376.5		59.2	0.9
Activities allied to agriculture		—		—	—		27,237.3		5.7	—		27,201.1		23.9	0.1		32,492.8		165.2	0.5		31,493.6		262.1	0.8
Engineering		10,659.7		56.0	0.5		12,912.7		174	1.3		15,023.9		41.5	0.3		17,529.4		17.8	0.1		21,106.9		118.1	0.6
Plastic & Products		—		—	—		—		—	—		—		—	—		—		—	—		2,302.1		9.2	0.4
Miscellaneous industries		15,824.0		58.7	0.4		10,343.9		108.2	1.0		15,764.0		116.5	0.7		40,999.8		92.1	0.2		46,379.9		115.2	0.2
Housing Finance Companies		—		—	—		—		—	—		—		—	—		16,675.0		99.3	0.6		35,697.6		73.3	0.2
Real Estate & Property Services		—		—	—		—		—	—		—		—	—		—		—	—		27,051.3		18.4	0.1
Mining and Extraction		—		—	—		—		—	—		—		—	—		—		—	—		4,254.5		1.3	—
Automobiles		40,970.3		954.4	2.3		26,165.0		642.9	2.5		52,169.8		642.9	1.2		—		—	—		73,784.3		9.4	—
Services		—		—	—		—		—	—		—		—	—		9,109.4		146.7	1.6		—		—	—
Manufacture of metal products		—		—	—		9,264.4		114.8	1.2		15,184.5		114.8	0.8		6,716.6		69.5	1.0		—		—	—
Information Technology		—		—	—		—		—	—		—		—	—		4,700.8		14.0	0.3		—		—	—
NBFC / Financial Intermediaries		—		—	—		—		—	—		—		—	—		40,425.2		11.2	—		—		—	—

	2006			2007			2008			2009			2010
Industry	Gross Loans	Non performing loans	% of loans in industry	Gross Loans	Non performing loans	% of loans in industry	Gross Loans	Non performing loans	% of loans in industry	Gross Loans	Non performing loans	% of loans in industry	Gross Loans	Non performing loans	% of loans in industry
	(Rupees in millions, except percentages)
Fertilizers	5,450.9	22.6	0.4	—	—	—	—	—	—	27,445.3	0.1	—	—	—	—
Electricity generation	1,599.4	26.8	1.7	—	—	—	2,910.6	45.2	1.6	—	—	—	—	—	—
Computer Software	—	—	—	751.5	7.6	1.0	1,428.4	7.6	0.5	—	—	—	—	—	—
Glass and glass products	—	—	—	2,468.4	9.1	0.4	2,465.0	9.1	0.4	—	—	—	—	—	—
Other wholesale trade	5,155.7	49.5	1.0	—	—	—	—	—	—	—	—	—	—	—	—

Total		4,783.5			6,255.6			8,829.3			19,557.5			19,262.9

Specific allowance for credit losses		3,204.6			4,224.2			5,841.6			13,220.6			13,820.3
Non-performing loans, net		1,578.9			2,031.4			2,987.7			6,336.9			5,442.6

As of March 31, 2010, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in the consumer electronics, construction and textile industries.

Consumer electronics

The economic recession during fiscal 2009 led to poor consumer sentiment and a decline in spending power. The position has shown an improvement with the revival of the economy and the increase in the purchasing power of consumers during fiscal 2010. There has been a steady growth in the demand for white goods, which is expected to continue over the medium term.

Construction

Despite the economic slowdown in fiscal 2009, the industry had witnessed healthy revenue growth due to a strong order book of its players. Also, the operating margins improved due to cautious bidding for low-margin highly competitive Build-Operate-Transfer (BOT) projects and an increased focus on high-margin segments like power, irrigation, roads, etc. Revenues are expected to grow over the short term due to comfortable order book positions and expected increase in fresh orders. However, net margins could be curtailed due to the increasing input costs and finance charges on the back of increased borrowings to support the growth in activity levels.

Textile

The performance of players in this industry suffered a setback due to rising cotton prices and increasing competition from China and Bangladesh. The industry is export-driven, it was significantly impacted by the global meltdown and consequent steep decline in demand especially from the US and European markets. The trend is expected to continue over the short term, with operating margins of export-oriented players especially in the readymade garment segment declining by around 5% due to a sharp increase in fabric prices over the last one year and rupee appreciation against the dollar and euro.

Top Ten Non-Performing Loans

As of March 31, 2010, we had 83 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 21.6% of our gross non-performing loans and 0.3% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth the value (as set forth on the borrower’s books) of collateral securing the loans. However, the net realizable value of such collateral may be substantially less, if anything.

	At March 31, 2010
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Collateral-our share	Currently servicing all interest payments
			(in millions)				(in percentages)
Borrower 1	Wholesale / Retail Trade	Multiple	Rs.	1,487.7	Rs.	—	11.9 to 19.0	No
Borrower 2	Food and Beverage	Consortium		695.0		609.2	2.3 to 57.4	Yes
Borrower 3	Construction	Multiple		553.8		—	5.0	No
Borrower 4	Drugs and Pharmaceuticals	Consortium		383.5		318.7	5.7	Yes
Borrower 5	Wholesale / Retail Trade	Consortium		304.4		113.9	7.2 to 100	No
Borrower 6	Consumer Durables	Consortium		189.4		66.8	20.0	No
Borrower 7	Textiles & Garments	Multiple		171.7		22.6	8.0 to 100	No
Borrower 8	Iron and Steel	Consortium		149.6		22.9	3.6	No
Borrower 9	Textiles & Garments	Multiple		169.9		80.5	9.8 to 100	No
Borrower 10	Paper, Printing and Stationery	Consortium		156.7		120.9	8.6	No

			Rs.	4,261.7	Rs.	1,355.5

Interest Foregone

Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth the outstanding amount of interest foregone on existing non-performing loans as of the respective dates.

Interest foregone	(in millions)
March 31, 2008	Rs.	207.0
March 31, 2009		365.6
March 31, 2010		1,540.1

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

Pursuant to recently enacted regulations creating a system of “Corporate Debt Restructuring,” we may also be involuntarily required to restructure loans if decided by at least 60% of the number of lenders, holding at least 75% of the debt, in a consortium in which we participate.

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2006		2007		2008		2009		2010
	(in millions, except percentages)
Gross restructured loans	Rs.	167.9	Rs.	—	Rs.	—	Rs.	685.7	Rs.	1,810.0
Allowance for credit losses		167.9		—		—		685.7		742.2

Net restructured loan	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	1,067.8

Gross restructured loans as a percentage of gross non-performing loans		3.5%		—		—		3.5%		9.4%
Net restructured loans as a percentage of net non-performing loans		—		—		—		—		19.6%

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2006		2007		2008		2009		2010
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	3,492.8	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6
Additions to allowance for credit losses for the period including on acquisition of CBoP:
Retail		4,762.6		6,969.0		10,317.8		21,063.6		18,147.6
Wholesale		41.5		11.8		44.0		5,812.9		2,827.8
Less allowances no longer required on account of recoveries		(275.1)		(72.1)		(98.2)		(245.7)		(1,391.5)
Allowance no longer required on account of write-offs		(4,817.2)		(5,889.1)		(8,646.2)		(19,251.8)		(18,984.2)
Specific allowance for credit losses at the end of period	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3

Unallocated allowance for credit losses at the beginning of the period	Rs.	1,945.7	Rs.	2,448.7	Rs.	3,790.3	Rs.	6,894.4	Rs.	11,330.3
Additions during the period		503.0		1,341.6		3,104.1		4,435.9		(1,390.0)
Unallocated allowance for credit losses at the end of the period	Rs.	2,448.7	Rs.	3,790.3	Rs.	6,894.4	Rs.	11,330.3	Rs.	9,940.3

Total allowance for credit losses at the beginning of the period	Rs.	5,438.5	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9
Allowance no longer required on account of write-offs		(4,817.2)		(5,889.1)		(8,646.2)		(19,251.8)		(18,984.2)
Net addition to total allowance for the period charged to expense		5,032.0		8,250.3		13,367.7		31,066.7		18,193.9

Total allowance for credit losses at the end of the period	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2006		2007		2008		2009		2010
	(in millions)
Wholesale
Allocated	Rs.	1,543.1	Rs.	1,456.7	Rs.	1,368.6	Rs.	3,806.1	Rs.	4,610.8
Unallocated		703.1		626.9		491.4		814.0		985.4

Subtotal		2,246.2		2,083.6		1,860.0		4,620.1		5,596.2
Retail
Allocated		1,661.5		2,767.5		4,473.0		9,414.5		9,209.5
Unallocated		1,745.6		3,163.4		6,403.0		10,516.3		8,954.9

Subtotal		3,407.1		5,930.9		10,876.0		19,930.8		18,164.4

Allowance for credit losses	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6

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

Introduction

Overview

We are a new generation private sector bank in India. Our principal business activities are retail banking, wholesale banking and treasury operations. Our retail banking division provides various products such as deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Through our wholesale banking operations we provide products such as loans, deposit products, documentary credits, guarantees, bullion trading, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the government, custody services and correspondent banking services. Our Treasury Group manages our balance sheet and our foreign exchange and derivative products.

Since fiscal 2003, we have experienced significant growth in our customer and geographical base, expanding from 3.4 million customers as of March 31, 2003 to 19.0 million customers as of March 31, 2010. In line with this increase, we have increased our loans to customers from Rs. 120.2 billion in fiscal 2003 to Rs. 1,320.9 billion in fiscal 2010. Our merger with Centurion Bank of Punjab Ltd. (CBoP) became effective on May 23, 2008. Accordingly, our financial condition at March 31, 2009 and our results of operations for the year then ended reflect our merger with CBoP. The figures for fiscal 2009 reflect the operations of the merged entity for the 313 day period ended March 31, 2009 and are hence not comparable with fiscals 2008 and 2010. See “Merger of Centurion Bank of Punjab” for a discussion of the merger.

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, dividends from securities and other activities. We offer a range of loans to retail customers and offer working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitutes, principally consisting of our investments in commercial paper, debentures and preference shares issued by corporations, are part of the financing products we provide to our customers. Other investments include investment grade bonds issued by public sector undertakings and public financial institutions principally to meet RBI directed lending requirements, asset backed securities, mortgage-backed securities as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant Reserve Bank of India guidelines on shortfall in directed lending sub-limits and interest from inter-bank loans.

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest bearing deposits (including the float on transactional services), and the extent to which we rely on borrowings. Our allowance for credit losses is comprised of specific and unallocated allowances for loan loss. Impairments of credit substitutes are not included in our loan-loss provision, but are reflected in our earnings as realized losses.

We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yields on average interest-earning assets and the cost of average interest-bearing liabilities including current accounts which are non-interest bearing.

Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions, income from affiliates and profit on securitization of assets. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, home loan sourcing commission, cash management services, documentary credits and bank guarantees, distribution of third party mutual funds and insurance products and capital market services.

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment, depreciation and amortization, administrative and other expenses and amortization of intangible assets. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. For India, the RBI estimates the GDP growth at 8.5% for fiscal 2011 against an average growth rate of around 8% over the last few years.

Merger of Centurion Bank of Punjab

During fiscal 2009, the Reserve Bank of India accorded its consent to the Scheme of Amalgamation of Centurion Bank of Punjab Limited (“CBoP”) with HDFC Bank Limited. Pursuant to the order of amalgamation, the operations of both banks were merged with effect from May 23, 2008. On June 24, 2008 our Share Allotment Committee approved the allocation of 69,883,956 equity shares of Rs. 10.00 each to the shareholders of CBoP pursuant to the share swap ratio of one equity share of Rs. 10/- each of HDFC Bank Limited for every twenty nine equity shares of Rs. 1.00 each held in CBoP by them as on the record date viz. June 16, 2008. The amalgamation was accounted for as a business combination under the purchase method of accounting.

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

Our flow rate model reflects any recent deterioration that might have occurred due to either macro-economic changes or any other changes specific to the product or segment. We do not enter into any risk mitigation transactions such as insurance arrangements, credit default agreements or credit derivatives for our retail loans. More than half of our retail exposures are through standard fixed rate equated monthly installment based repayments, where the customer repays the loan amount gradually over the tenor of the loan. We also have some exposures through overdraft facilities and through credit cards. Most of our mortgage loans are based on floating rates of interest and exclude product offerings which may have adjustable rate mortgage products, high loan to value mortgages or junior liens. Our exposures are primarily to the prime retail segment and we do not extend loans to what would be regarded as the ‘sub-prime’ segment in the Indian market context. A majority of our mortgages are at loan-to-values (LTVs) of below 70%.

The estimation for allowances is done separately for each significant product of our retail lending book. Usually, we have separate products for facilities or customer profiles. In fiscal 2009, we accelerated the charge-off for certain of our unsecured facilities, to recognize upfront the deterioration in loans that are on a non-accrual status.

We have witnessed a decrease in delinquent loans recently in some of our retail products. This decrease is partly attributable to the improvement in the liquidity position coupled with an overall favourable economic environment and partly to the run off of the CBOP loan portfolios that exhibited higher loan losses than comparable products in our loan book in the previous fiscal. No fresh disbursements were made on these CBOP portfolios with the result that these loans were on a run off mode.

Wholesale Loans

We evaluate our wholesale loan portfolio on a periodic basis and grade our accounts considering both qualitative and quantitative criteria using a credit risk grading system. Although we believe our grading and surveillance process is comprehensive, it is inherently subjective as it is based on information we have available and requires us to exercise judgment in determining a borrower’s grading and therefore may not be accurate in all cases. Our grading is subject to revision as more information becomes available. Our lending in the wholesale business is largely predicated on the cash flows emanating from the business of the borrower and to a lesser degree on the potential recovery out of any collateral that may be obtained.

We establish unallocated allowances for performing wholesale loans based on internal estimates of credit losses, inherent in the portfolio. The inherent credit losses of the portfolio are reflected by the distribution of underlying exposures across various risk grades. Each risk grade in the credit risk grading system corresponds to a historically observed long run average one year default rate. The internal estimates of credit losses factors in these default rates and the historically observed weighted average loss given default rates. The latter is based on our post-default recoveries in past impaired credits, appropriately discounted for time value.

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

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. We identify other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than carrying value and the financial condition and economic prospects of the issuer. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. We do not recognize impairment for debt securities if the cause of the decline is related solely to interest rate increases and where we have the ability and intent to hold the security until the forecasted recovery. Additional disclosures have been provided on impairment status in Note 8 and on concentrations of credit risk in Note 12 of the Financial Statements.

Business combination

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value in accordance with FASB ASC 805 “Business combinations” (formerly SFAS No. 141 (revised 2007), “Business combinations”). Our acquisition of CBoP was accounted for in accordance with SFAS No. 141, “Business combinations”, which was the then applicable accounting standard.

Goodwill and other intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with FASB ASC 350-20 “Goodwill” (formerly SFAS No. 142, “Goodwill and other intangible assets”). Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2010. The results of the first step of the impairment test showed no indication of impairment. Accordingly we did not perform the second step of impairment test.

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

Fair Value Measurements

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures (formerly “SFAS No. 157”), establishes a fair value hierarchy structure that prioritizes the inputs to valuation techniques used to determine the fair value of an asset or liability. ASC 820 distinguishes between inputs that are based on observed market data and unobservable inputs that reflect market participants’ assumptions. It emphasizes the use of valuation methodologies that maximize market inputs. For financial instruments carried at fair value, the best evidence of fair value is a quoted price in an actively traded market (Level 1). Where the market for a financial instrument is not active, valuation techniques are used. The majority of valuation techniques use market inputs that are either observable or indirectly derived from and corroborated by observable market data for substantially the full term of the financial instrument (Level 2). Because Level 1 and Level 2 instruments are determined by observable inputs, less judgment is applied in determining their fair values. In the absence of observable market inputs, the financial instrument is valued based on valuation techniques that feature one or more significant unobservable inputs (Level 3). The determination of the level of fair value hierarchy within which the fair value measurement of an asset or a liability is classified often requires judgment. We consider the following factors in developing the fair value hierarchy:

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

Level 1 inputs are unadjusted quoted prices in active markets that the reporting entity has the ability to access for the identical assets or liabilities. A financial instrument is classified as a Level 1 measurement if it is listed on an exchange. We regard financial instruments such as equity securities, bonds listed on the primary exchanges of a country to be actively traded.

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

As of March 31, 2010, our Level 3 instruments recorded at fair value on a recurring basis were available for sale securities that aggregated Rs. 642.8 million. The Level 3 instruments comprised 0.1% of our total securities portfolio and 0.1% of our total assets measured at fair value on a recurring basis, as of March 31, 2010.

There was a net decrease of Rs. 14.6 billion in the fair value of Level 3 financial instruments as of March 31, 2010 as compared to March 31, 2009. This decrease was principally on account of sales/redemptions of certificates of deposit. For the Level 3 financial instruments, net gains of Rs. 118.4 million were recognized in fiscal 2010.

A control framework has been established which is designed to ensure that fair values are either determined or validated by a function independent of the risk-taker. To that end, the ultimate responsibility for the validation of the valuation model rests with treasury analytics section. The valuation model is also reviewed by the market risk department. The middle office department, which functions independent of the risk taker, is responsible for reporting fair values. Wherever necessary the valuation model is vetted through independent experts. In addition, the model prices are compared with market maker quotes. The types of valuation techniques used include present value based models, Black-Scholes valuation models including variations and interest rate models as used by market practitioners. Where appropriate the models are calibrated to market prices. The models used apply appropriate control processes and procedures to ensure that the derived inputs are used to value only those instruments that share similar risk to the relevant benchmark indexes and therefore demonstrate a similar response to market factors. Market data used along with interpolation techniques are as per market conventions.

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

Effective April 1, 2007, the Bank adopted the provisions of FASB ASC 740 (Formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109). FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax.

Recently issued accounting pronouncements not yet effective

In June 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (now incorporated into ASC 860, Transfers and Servicing). It eliminates the concept of a “qualifying special-purpose entity” (QSPEs), changes the requirements for derecognizing financial assets, and requires additional disclosures. This codification is effective for fiscal years that begin after November 15, 2009. The impact on the Bank’s consolidated financial statement, if any, on application of this codification with effect from April 1, 2010 is currently being evaluated.

In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (now incorporated into ASC 810, Consolidation). This codification details three key changes to the consolidation model. First, former QSPEs will now be included in the scope of SFAS 167. In addition, the FASB has changed the method of analyzing which party to a variable interest entity (VIE) should consolidate the VIE (known as the primary beneficiary) to a qualitative determination of which party to the VIE has “power” combined with potentially significant benefits or losses, instead of the current quantitative risks and rewards model. The entity that has power has the ability to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Finally, the new standard requires that the primary beneficiary analysis be re-evaluated whenever circumstances change. The current guidance require reconsideration of the primary beneficiary only when specified reconsideration events occur. The impact on the Bank’s consolidated financial statement, if any, on application of this codification with effect from April 1, 2010 is currently being evaluated.

        In August 2009, the FASB issued ASU 2009-05 to provide guidance on measuring the fair value of liabilities under ASC 820. This ASU provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses quoted prices for similar liabilities (or an identical liability) when traded as assets. 2. Another valuation technique that is consistent with the principles of ASC 820. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required, are Level 1 fair value measurements. The guidance provided in ASU 2009-05 is effective for first reporting period (including interim periods) beginning after August 2009. The adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06 Improving Disclosures about Fair Value Measurements and Disclosures. This ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. This ASU requires only additional disclosures and hence adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In April 2010, FASB issued ASU 2010-18, Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset. This ASU provides that modifications of loans that are accounted for within a pool under ASC 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. This update does not affect the accounting for loans that are not accounted for within pools. The guidance contained in this update is effective for interim and annual reporting periods ending on or after July 15, 2010. The impact on the Bank’s consolidated financial statement, if any, on application of this codification with effect from April 1, 2010 is currently being evaluated.

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires additional disclosures about a company’s allowance for credit losses and the credit quality of the loan portfolio. The additional disclosures include a rollforward of the allowance for credit loss on a disaggregated basis and more information, by type of receivable, on credit quality indicators including aging and troubled debt restructurings as well as significant purchases and sales. The guidance contained in this update is effective for interim and annual reporting periods ending on or after December 15, 2010. This new accounting guidance does not change the accounting model, and accordingly, will have no impact on the Bank’s consolidated financial position or results of operations.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

During the year ended March 31, 2009, the Reserve Bank of India accorded its consent to the Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited. Pursuant to the order of amalgamation, the operations of both Banks were merged with effect from May 23, 2008. Accordingly, the figures for fiscal 2009 reflect the operations of the merged entity for the 313 day period ended March 31, 2009 and are hence not comparable with fiscal 2010. The amalgamation was accounted for under the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations”.

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 19.5% from Rs. 52.5 billion in fiscal 2009 to Rs. 62.7 billion in fiscal 2010. Our net interest margin remained stable at 4.6% in fiscal 2010. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2009		2010		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	117,281.5	Rs.	118,364.5	Rs.	1,083.0		0.9%
Interest on securities, including dividends and interest on trading assets		39,019.2		37,749.8		(1,269.4)		(3.3)
Other interest revenue		2,696.1		2,537.0		(159.1)		(5.9)
Total interest and dividend revenue		158,996.8		158,651.3		(345.5)		(0.2)
Interest on deposits		76,748.1		69,854.0		(6,894.1)		(9.0)
Interest on short-term borrowings		5,799.6		1,420.4		(4,379.2)		(75.5)
Interest on long term debt		3,490.3		6,052.6		2,562.3		73.4
Other interest expense		76.9		393.0		316.1		411.1
Total interest expense		86,114.9		77,720.0		(8,394.9)		(9.7)

Net interest revenue	Rs.	72,881.9	Rs.	80,931.3	Rs.	8,049.4	Rs.	11.0

Less: Allowance for credit losses:
Retail		18,277.5		16,586.2		(1,691.3)		(9.3)
Wholesale		2,117.4		1,607.7		(509.7)		(24.1)

Total	Rs.	20,394.9	Rs.	18,193.9	Rs.	(2,201.0)	Rs.	(10.8)

Net interest revenue after allowance for credit losses	Rs.	52,487.0	Rs.	62,737.4	Rs.	10,250.4		19.5%

Interest and Dividend Revenue

Interest income on loans increased marginally by 0.9%. Our average volume of retail loans increased by 6.1% from Rs. 579.8 billion in fiscal 2009 to Rs. 615.3 billion in fiscal 2010. The retail loan book acquired on the acquisition of CBoP ran down during the year and subdued economic conditions in the first quarter of fiscal 2010 coupled with enhanced credit underwriting standards resulted in moderating the growth in volumes of our personal loans and credit cards. Our average volume of wholesale loans increased by 19.2% from Rs. 412.2 billion in fiscal 2009 to Rs. 491.1 billion in fiscal 2010.

Average volumes of our total loan book increased by 11.5% from Rs. 992.0 billion in fiscal 2009 to Rs. 1,106.5 billion in fiscal 2010. Income from the increase in average volumes of our loans was off-set by a decline in yields from an average of 11.8% in fiscal 2009 to 10.7% in fiscal 2010. Loan yields decreased as a result of the general decrease in interest rates in the banking system due to excess liquidity conditions. The wholesale loan yields decreased from 10.5% in fiscal 2009 to 7.9% in fiscal 2010 whereas the retail loan yields remained relatively stable at 12.9% in fiscal 2010 as compared to 12.7% in fiscal 2009 largely due to a moderated growth in the volumes in the unsecured retail loans portfolio.

Interest on securities, including dividends, decreased by 3.3% from Rs. 39.0 billion in fiscal 2009 to Rs. 37.7 billion in fiscal 2010 due to a decrease in yields from 7.4% in fiscal 2009 to 6.4% in fiscal 2010.

Other interest revenue decreased by 5.9% for fiscal 2010 compared to fiscal 2009 mainly due to a decrease in earnings from interbank funds since in fiscal 2009 we had relatively higher surplus funds during the liquidity crisis which we then lent in the interbank market. This was partially offset by an increase in interest from our placements with the central government bodies. These placements are made to comply with the extant Reserve Bank of India guidelines on shortfalls in directed lending sub-limits.

Interest Expense

Our interest expense on deposits decreased by 9.0% from Rs. 76.7 billion in fiscal 2009 to Rs. 69.9 billion in fiscal 2010. Our average cost of deposits decreased from 5.6% in fiscal 2009 to 4.7% in fiscal 2010 as a result of an increase in the proportion of average current and savings account balances to average total deposits from 41.3% to 47.4%. In addition there was a decrease in the average cost of time deposits from 8.5% in fiscal 2009 to 7.4% in fiscal 2010. The high cost deposit book of CBoP and the time deposits raised in the second and third quarter of fiscal 2009 also matured or were re-priced. There was an increase in the average volume of our current and savings accounts from Rs. 563.3 billion in fiscal 2009 to Rs. 710.1 billion in fiscal 2010 and a decrease in the average volume of our time deposits from Rs. 800.4 billion in fiscal 2009 to Rs. 788.4 billion in fiscal 2010.

Our interest expense on short-term borrowings decreased by 75.5% from Rs. 5.8 billion in fiscal 2009 to Rs. 1.4 billion in fiscal 2010 mainly on account of a decline in our cost of short-term borrowings from 6.2% in fiscal 2009 to 3.6% in fiscal 2010 added to the fact that our average volumes of short-term borrowings declined by 46.7% from 94.9 billion in fiscal 2009. Our interest expense on long-term debt increased by 73.4%. This is largely attributable to lower and upper tier II debt capital we raised in the second half of fiscal 2009. Our average volumes of long term-debt increased from Rs. 43.5 billion in fiscal 2009 to Rs. 72.4 billion in fiscal 2010.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses decreased by 10.8% from Rs. 20.4 billion in fiscal 2009 to Rs. 18.2 billion in fiscal 2010.

Fiscal 2010 witnessed an improvement in the liquidity position and an overall favourable economic environment vis-à-vis the stress seen due to the financial crises the economy faced in the previous year. This period of relatively easy liquidity and improvised borrower repayment capacity were the primary drivers in bettering our collections. There was also a run-down of over Rs. 17 billion in the retail loan book acquired from CBoP. These factors were largely attributable for the decline of 9.3% in the retail loan loss allowance which decreased from Rs. 18.3 billion in fiscal 2009 to Rs. 16.6 billion in fiscal 2010 and 24.1% in the wholesale loan loss allowance which decreased from Rs. 2.1 billion in fiscal 2009 to Rs. 1.6 billion in fiscal 2010.

Non-Interest Revenue

Our non-interest revenue increased by 27.7% from Rs. 33.6 billion in fiscal 2009 to Rs. 42.9 billion in fiscal 2010. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2009		2010		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	25,672.1	Rs.	30,469.3	Rs.	4,797.2	18.7%
Realized gains on AFS securities		2,827.5		4,129.4		1,301.9	46.0
Trading securities gains, net		1,114.2		100.2		(1,014.0)	(91.0)
Foreign exchange transactions		4,703.9		5,091.6		387.7	8.2
Derivatives		(2,063.8)		2,911.0		4,974.8	*
Other		1,349.1		198.2		(1,150.9)	(85.3)

Total non-interest revenue	Rs.	33,603.0	Rs.	42,899.7	Rs.	9,296.7	27.7%

*	Not meaningful

Fees and commissions increased by 18.7%; those generated by the retail segment increased by 22.5% while those generated by the wholesale segment decreased by 0.9%. The increase in those generated by the retail segment was primarily because of a growth in service and processing fees and charges on retail asset products. Such fees and charges were primarily comprised of charges on check returns, processing fees on new loans and foreclosure charges. There was an increase in credit card fees due to higher late payment charges and interchange income. Our fees from the sourcing of home loans increased considerably. Fees and commissions earned from our wholesale segment decreased mainly on account of a drop in our loan processing and placement fees which was partially off-set by higher processing fees on our custodial services.

Realized gains on AFS securities and trading securities were primarily from the sale of government securities. These gains were crystallized as market yields lowered.

Income from foreign exchange and derivative transactions were driven primarily by spreads on customer transactions based on trade flows and hedging needs of our customers. These revenues were distributed across our corporate and retail customer segments for plain vanilla foreign exchange products and across our corporate customer segment for derivative products. We also had lower fair value adjustments during fiscal 2010 as compared to fiscal 2009 reflective of the lower credit spreads and relative stable economic environment in fiscal 2010.

Non- Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2009		2010		Increase/ (decrease)		% Increase/ (decrease)	2009 % of net revenues	2010 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	29,169.0	Rs.	31,665.9	Rs.	2,496.9	8.6%	33.9%	30.0%
Premises and equipment		8,650.7		11,033.2		2,382.5	27.5	10.0	10.4
Depreciation and amortization		3,731.4		4,133.7		402.3	10.8	4.3	3.9
Administrative and other		18,332.8		17,808.6		(524.2)	(2.9)	21.4	16.9
Amortization of intangibles		3,271.0		3,769.5		498.5	15.2	3.8	3.6

Total non-interest expense	Rs.	63,154.9	Rs.	68,410.9	Rs.	5,256.0	8.3%	73.4%	64.8%

Total non-interest expense increased by 8.3% from Rs. 63.2 billion in fiscal 2009 to Rs. 68.4 billion in fiscal 2010. As a percentage of our net revenues, non-interest expense was 64.8% in fiscal 2010 as compared to 73.4% in fiscal 2009.

As of March 31, 2010 we had 1,725 branches and 4,232 ATMs across 779 locations, which increased from 1,413 branches and 3,295 ATMs across 528 locations as of March 31, 2009. This led to an overall increase in our non-interest expense.

Salaries and staff benefits increased by 8.6% from Rs. 29.2 billion in fiscal 2009 to Rs. 31.7 billion in fiscal 2010. This increase was primarily attributable to charge on account of stock based compensation. Fringe Benefit Tax (“FBT”) on Employee Stock Options was payable on all stock options that were exercised on or after April 1, 2007. However, Government of India vide Finance (No. 2) Act 2009 dated August 19, 2009 withdrew FBT with effect from April 1, 2009. This modification led to a charge of Rs. 1.2 billion during fiscal 2010. Salaries and staff benefits other than stock based compensation increased marginally by 3.9% as we realized increased efficiencies on the acquisition of CBoP.

Premises and equipment costs increased on account of an increase in rent, electricity, housekeeping, security and other infrastructure costs relating to the expanded branch network.

Depreciation and amortization expenses increased due to the increase in the branch network/ATMs and higher spending on technology and infrastructure to support our growth.

Administrative and other expenses decreased primarily on account of a reduction in our marketing costs.

We continued to amortize the intangible assets that were acquired on the merger of CBoP — customer relationships, a branch network, core deposits and favorable leases — over their estimated remaining useful life. This amortization resulted in a charge of Rs. 3.8 billion for fiscal 2010 as compared to Rs. 3.3 billion in fiscal 2009.

Income Tax

Our income tax expense increased by 59.5% from Rs. 7.7 billion in fiscal 2009 to Rs. 12.3 billion in fiscal 2010. Our effective tax rate was 33.7% in fiscal 2009 and 33.1% in fiscal 2010. The effective tax rate was lower in fiscal 2010 primarily on account of higher tax-free income from our investments in mutual fund units.

The following table gives a reconciliation of Indian statutory income tax rate to our annual effective income tax rate for fiscals 2009 and 2010:

	Years ended March 31,
	2009	2010
Effective statutory income tax rate	33.99%	33.99%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	3.16	3.27
Income exempt from taxes	(3.68)	(4.11)
Other, net	(0.27)	(0.01)
Annual effective income tax rate	33.74%	33.14%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 62.7% from Rs. 15.1 billion in fiscal 2009 to Rs. 24.6 billion in fiscal 2010.

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

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 26.6 % from Rs. 41.5 billion in fiscal 2008 to Rs. 52.5 billion in fiscal 2009. Our net interest margin decreased from 5.1% in fiscal 2008 to 4.6% in fiscal 2009. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2008		2009		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	72,595.9	Rs.	117,281.5	Rs.	44,685.6		61.6%
Interest on securities, including dividends and interest on trading assets		28,710.7		39,019.2		10,308.5		35.9
Other interest revenue		2,943.1		2,696.1		(247.0)		(8.4)
Total interest and dividend revenue		104,249.7		158,996.8		54,747.1		52.5
Interest on deposits		42,667.1		76,748.1		34,081.0		79.9
Interest on short-term borrowings		4,093.6		5,799.6		1,706.0		41.7
Interest on long term debt		2,646.0		3,490.3		844.3		31.9
Other interest expense		7.3		76.9		69.6		953.4
Total interest expense		49,414.0		86,114.9		36,700.9		74.3

Net interest revenue	Rs.	54,835.7	Rs.	72,881.9	Rs.	18,046.2	Rs.	32.9

Less: Allowance for credit losses:
Retail		13,606.5		18,277.5		4,671.0		34.3
Wholesale		(238.8)		2,117.4		2,356.2		*

Total	Rs.	13,367.7	Rs.	20,394.9	Rs.	7,027.2	Rs.	52.6

Net interest revenue after allowance for credit losses	Rs.	41,468.0	Rs.	52,487.0	Rs.	11,019.0		26.6%

*	Not meaningful

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

Our average volume of wholesale loans increased by 47.4% from Rs. 279.6 billion in fiscal 2008 to Rs. 412.2 billion in fiscal 2009 due to increased lending to existing customers as well as new customer acquisitions. The key wholesale divisions which contributed to our wholesale loan growth were the corporate banking group, emerging corporate group and financial institutions group. Commodity advances were lower following a sharp fall in commodity prices. Wholesale advances grew at a lower pace due to credit concerns in the environment and also on account of lower borrowings by corporate entities as a result of a slowdown in the economy.

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

Non-Interest Revenue

Our non-interest revenue increased by 65.2% from Rs. 20.3 billion in fiscal 2008 to Rs. 33.6 billion in fiscal 2009. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2008		2009		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	18,443.1	Rs.	25,672.1	Rs.	7,229.0	39.2%
Realized gains on AFS securities		168.4		2,827.5		2,659.1	1,579.0
Trading securities gains, net		243.3		1,114.2		870.9	358.0
Foreign exchange		1,445.0		4,703.9		3,258.9	225.5
Derivative transactions		(1,054.9)		(2,063.8)		(1,008.9)	*
Other		1,101.7		1,349.1		247.4	22.5

Total non-interest revenue	Rs.	20,346.6	Rs.	33,603.0	Rs.	13,256.4	65.2%

*	Not meaningful

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

Realized gains on AFS securities and trading securities were primarily from the sale of government securities.

Foreign exchange income increased primarily due to an increase in the volume of foreign exchange transactions in the retail segment. The foreign exchange income was lower in the wholesale segment due to an overall slowdown in exports and imports.

Derivative losses were primarily because of fair value adjustments on certain customer contracts on account of adverse currency movements.

Non- Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2008		2009		Increase/ (decrease)		% Increase/ (decrease)	2008 % of net revenues	2009 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	19,169.6	Rs.	29,169.0	Rs.	9,999.4	52.2%	31.0%	33.9%
Premises and equipment		4,729.3		8,650.7		3,921.4	82.9	7.7	10.0
Depreciation and amortization		2,816.0		3,731.4		915.4	32.5	4.6	4.3
Administrative and other		15,546.9		18,332.8		2,785.9	17.9	25.2	21.4
Amortization of intangibles		—		3,271.0		3,271.0	*	—	3.8

Total non-interest expense	Rs.	42,261.8	Rs.	63,154.9	Rs.	20,893.1	49.4%	68.4%	73.4%

*	Not meaningful

Total non-interest expense increased by 49.4% from Rs. 42.3 billion in fiscal 2008 to Rs. 63.1 billion in fiscal 2009. As a percentage of our net revenues, non-interest expense increased to 73.4% in fiscal 2009 compared to 68.4% in fiscal 2008.

As of March 31, 2009 we had 1,413 branches and 3,295 ATMs across 528 locations, which increased from 761 branches and 1,977 ATMs across 327 locations as of March 31, 2008. Of these, 404 branches and 426 ATMs were acquired on account of the merger. This led to an overall increase in our non-interest expense.

Salaries and staff benefits increased primarily on account of a rise in employee strength, average salaries and stock-based compensation. Our employee strength increased from 37,736 employees as of March 31, 2008 to 52,687 employees as of March 31, 2009 primarily as a result of the merger and due to a general growth in our business. Average salaries increased by approximately 10%. We increased the exercise period of some of the stock options granted to our employees. This modification led to a one-time charge of Rs. 374.4 million during fiscal 2009. Stock options granted to the employees of the erstwhile Centurion Bank of Punjab were fair valued on acquisition. The charge on account of this stock-based compensation also contributed to the increase in salaries and staff benefits.

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

We acquired four intangible assets on account of the merger—customer relationships, a branch network, core deposits and favorable leases. These intangibles amounted to Rs. 16.0 billion as of the consummation date of the merger. We amortized these intangibles over their estimated remaining useful life, which resulted in a charge of Rs. 3.3 billion for the 313-day period ended March 31, 2009.

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

	Year ended March 31,
	2008		2009		2010
	(in millions)
Cash Flows from Operating Activities:
Net income before noncontrolling interest	Rs.	13,245.2	Rs.	15,197.7	Rs.	24,887.8
Non cash adjustments to net income		20,866.1		31,630.8		33,134.4
Net change in other assets and liabilities		(83,771.2)		79,347.9		51,042.2

Net cash provided/(used) by operating activities	Rs.	(49,659.9)	Rs.	126,176.4	Rs.	109,064.4

Cash Flows from Investing Activities:
Net change in term placements		6,898.2		(19,236.9)		(23,646.0)
Net change in investments		(82,480.2)		(85,613.9)		19,344.0
Proceeds from loans securitized		2,913.9		22,595.0		—
Loans purchased net of repayments		(770.0)		(34,937.0)		(48,911.4)
Increase in loans originated, net of principal collections		(197,034.3)		(129,660.7)		(284,839.6)
Net additions to property and equipment		(6,372.6)		(6,762.9)		(5,854.8)
Cash acquired on merger - net		—		20,567.5		—

Net cash used in investing activities	Rs.	(276,845.0)	Rs.	(233,048.9)	Rs.	(343,907.8)

Cash Flows from Financing Activities:
Net increase in deposits		323,562.1		212,222.8		246,365.0
Net increase/(decrease) in short-term borrowings		34,005.2		(102,832.5)		70,763.3
Net increase/(decrease) in long-term debt		(916.4)		20,225.9		9,264.2
Proceeds from issuance of equity shares for options exercised		1,292.3		794.0		5,559.7
Proceeds from issuance of ADSs		23,938.6		—		—
Proceeds from issuance of equity shares/warrants/equity shares on exercise of warrants		13,901.0		4,009.2		36,080.5
Payment of dividends and dividend tax		(2,616.3)		(3,530.5)		(4,985.8)

Net cash provided by financing activities	Rs.	393,166.5	Rs.	130,888.9	Rs.	363,046.9

Effect of exchange rate changes on cash and cash equivalents						(1,869.4)
Net change in cash and cash equivalents		66,661.6		24,016.4		126,334.1
Cash and cash equivalents, beginning of year		80,546.4		147,208.0		171,224.4

Cash and cash equivalents, end of year	Rs.	147,208.0	Rs.	171,224.4	Rs.	297,558.5

Cash Flows from Operating Activities

Our net cash provided/used by operating activities reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased during fiscal 2010 from Rs. 126.2 billion to Rs. 109.1 billion. This was mainly due to higher cash flows in fiscal 2009 as compared to fiscal 2010 from sale of investments held for trading.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 164.6 billion in fiscal 2009 and Rs. 333.8 billion in fiscal 2010 primarily on account of an increase in our wholesale loans.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. The increase in deposits is attributable to the overall expansion of our business. Our total deposits increased by 17.3% from Rs. 1,426.3 billion in fiscal 2009 to Rs. 1,672.4 billion in fiscal 2010. Savings account deposits at Rs. 498.8 billion and current account deposits at Rs. 371.4 billion together accounted for approximately 52.0% of total deposits as of March 31, 2010. There has been a marginal increase in our time deposits from Rs. 793.4 billion in fiscal 2009 to Rs. 802.4 billion in fiscal 2010.

Our short-term borrowings increased by Rs. 71.8 billion from Rs. 26.4 billion in fiscal 2009 to Rs. 98.2 billion in fiscal 2010 primarily on account of short term refinance towards the end of fiscal 2010.

In fiscal 2010, we received Rs. 36.1 billion on exercise of warrants by our promoter group.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2009 and March 31, 2010:

	As of March 31,
	2009		2010		Increase/ (decrease)		% Increase/ (decrease)
	(in millions except percentages)
Cash and cash equivalents	Rs.	171,224.4	Rs.	297,558.5	Rs.	126,334.1	73.8%
Term placements		34,473.2		58,166.3		23,693.1	68.7
Investments held for trading		35,386.2		28,158.8		(7,227.4)	(20.4)
Investments available for sale		508,106.3		481,398.8		(26,707.5)	(5.3)
Securities purchased under agreements to resell		25,497.2		20,000.0		(5,497.2)	(21.6)
Loans, net		986,495.0		1,297,180.4		310,685.4	31.5
Accrued interest receivable		13,251.9		13,767.3		515.4	3.9
Property and equipment		20,649.4		22,302.8		1,653.4	8.0
Intangibles		12,731.0		8,961.5		(3,769.5)	(29.6)
Goodwill		74,937.9		74,937.9		—	—
Other assets		137,992.3		114,088.1		(23,904.2)	(17.3)

Total assets	Rs.	2,020,744.8	Rs.	2,416,520.40	Rs.	395,775.6	19.6%

Our total assets increased by 19.6 % to Rs. 2,416.5 billion in fiscal 2010 from Rs. 2,020.7 billion in fiscal 2009.

Cash and cash equivalents include currency on hand as well as demand deposits with banks or financial institutions. We had invested our surplus funds in short term liquid instruments amounting to Rs. 97.4 billion towards the end of fiscal 2010. We are also required to maintain cash balances with the Reserve Bank of India to meet our cash reserve ratio requirement. We are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The central bank had increased the cash reserve ratio from 5.0% as of March 31, 2009 to 5.75% as of March 31, 2010, which in turn required us to maintain higher balances with the RBI.

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and seven years. Term placements have increased on account of our placements with central government bodies. These placements are made to comply with the extant Reserve Bank of India guidelines on shortfalls in priority sector lending sub-limits and account for over 90% of such placements as of March 31, 2010.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading decreased by 20.4% from Rs. 35.4 billion as of March 31, 2009 to Rs. 28.2 billion as of March 31, 2010, primarily on account of a sale of our investments in Government of India securities.

Investments available for sale decreased by 5.3% primarily on account of sales/maturities of our investments in deposit certificates issued by banks and Government of India securities.

Securities purchased under agreements to resell decreased from Rs. 25.5 billion in fiscal 2009 to Rs. 20.0 billion in fiscal 2010 as we managed our surplus liquidity position as of the end of fiscal 2010.

Net loans increased due to an increase in both our retail and wholesale lending. Our outstanding gross retail loan portfolio increased by 18.1% from Rs. 620.4 billion as of March 31, 2009 to Rs. 733.0 billion as of March 31, 2010. Secured loans were the key drivers of the increase in the retail loan book. We originate home loans under an arrangement with HDFC Limited. During the year we purchased from HDFC Limited over Rs. 45 billion of AAA credit enhanced home loans. This growth in the retail loans was complemented by an increase of 50.5% in the gross wholesale loan book from Rs. 390.7 billion to Rs. 588.0 billion on account of an increase in our term loan portfolio as well as on account of facilities given to our customers to meet their working capital requirements.

Our distribution network grew from 1,413 branches and 3,295 ATMs as of March 31, 2009 to 1,725 branches and 4,232 ATMs as of March 31, 2010. This expansion led to an increase of 8.0% in net property and equipment.

We acquired customer relationships, a branch network, core deposits and favorable leases as identified intangible assets on account of the acquisition. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 3.3 billion and Rs. 3.8 billion for fiscals 2009 and 2010 respectively. Consequently, these intangibles were carried at an amortized value of Rs. 9.0 billion as of March 31, 2010.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion, during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill. The said goodwill has not been impaired as of March 31, 2010 and has been carried forward at the same value as that at the acquisition date.

Other assets decreased principally because of a decrease in the fair value of derivatives as of March 31, 2010 as compared to March 31, 2009.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2009 and March 31, 2010:

	As of March 31,
	2009		2010		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest bearing deposits	Rs.	1,142,281.9	Rs.	1,301,046.0	Rs.	158,764.1	13.9%
Non-interest bearing deposits		284,006.7		371,354.3		87,347.6	30.8

Total deposits		1,426,288.6		1,672,400.3		246,111.7	17.3
Short-term borrowings (excluding current portion of long-term debt)		26,383.6		98,165.0		71,781.4	272.1
Accrued interest payable		33,225.3		19,964.2		(13,261.1)	(39.9)
Long-term debt (including current portion)		68,452.2		75,854.4		7,402.2	10.8
Accrued expenses and other liabilities		216,342.0		243,682.3		27,340.3	12.6

Total liabilities		1,770,691.7		2,110,066.2		339,374.5	19.2
Noncontrolling interest in subsidiaries		555.4		872.5		317.1	57.1
HDFC Bank Limited shareholders’ equity		249,497.7		305,581.7		56,084.0	22.5

Total liabilities and shareholders’ equity	Rs.	2,020,744.8	Rs.	2,416,520.4	Rs.	395,775.6	19.6%

Our total liabilities increased by 19.2% from Rs. 1,770.7 billion in fiscal 2009 to Rs. 2,110.0 billion in fiscal 2010. We changed our deposit pricing structure to generally remain competitive in the market. The increase in our interest-bearing deposits was principally on account of savings deposits, average volumes of which increased by over 30% from Rs. 314.4 billion in fiscal 2009 to Rs. 414.4 billion in fiscal 2010. The high cost deposit book of CBoP and the time deposits raised in the second and third quarter of fiscal 2009 matured or were re-priced by the end of fiscal 2010. Our continued efforts to raise low cost funds resulted in an increase in our non-interest bearing deposits by 30.8% from Rs. 284.0 billion in fiscal 2009 to Rs. 371.3 billion in fiscal 2010. Of our total deposits as of March 31, 2010, retail deposits accounted for approximately 67.1% and wholesale deposits accounted for the balance.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding as of March 31, 2010, deposits accounted for approximately 79.3%, short-term borrowings accounted for approximately 4.7% and long-term debt accounted for approximately 3.6%. Our short-term borrowings, which primarily comprised money market borrowings, increased by Rs. 71.8 billion in fiscal 2010 as compared to fiscal 2009 mainly on account of short term refinance towards the end of fiscal 2010.

Long-term debt increased by 10.8% in fiscal 2010 primarily on account of foreign currency borrowings of Rs. 4.1 billion.

Accrued expenses and other liabilities increased primarily because of an increase in bills payable, accounts payable and accrued expenses as of March 31, 2010 as compared to March 31, 2009, partially off-set by a decline in the fair value of derivatives.

Pursuant to the acquisition of CBoP and to enable our promoter group to restore its shareholding percentage to the pre-merger level, we had issued during the quarter ended June 30, 2008, 26,200,220 warrants convertible into an equivalent number of equity shares to HDFC Limited on a preferential basis at a rate of Rs. 1,530.13 each. HDFC Limited opted for the conversion of these warrants into equity shares in fiscal 2010, thereby increasing the shareholders’ equity by Rs. 36.1 billion.

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. As per RBI’s prudential norms on capital adequacy under the Basel 1 framework (Basel 1), we are required to maintain a capital to risk-weighted asset ratio of a minimum of 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on “Capital Adequacy and Market Discipline—Implementation of the New Capital Adequacy Framework” (Basel II). We migrated to the new framework effective March 31, 2009. Under Basel II guidelines, we are required to maintain a minimum capital to risk-weighted asset ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by us as of March 31, 2010 is subject to a prudential floor, which is the higher of the following amounts:

a)	the minimum capital required as per the Basel II framework; and

b)	90% of the minimum capital required to be maintained as per the Basel I framework.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II framework, are as follows:

	Basel I						Basel II
	2009		2010		2010		2009		2010		2010
Tier 1 capital	Rs.	136,902.8	Rs.	205,488.5	US$	4,571.5	Rs.	136,902.8	Rs.	205,488.5	US$	4,571.5
Tier 2 capital		66,049.2		64,919.4		1,444.3		66,049.2		64,919.4		1,444.3

Total capital	Rs.	202,952.0	Rs.	270,407.9	US$	6,015.8	Rs.	202,952.0	Rs.	270,407.9	US$	6,015.8

Total risk weighted assets and contingents	Rs.	1,345,307.5	Rs.	1,643,327.7	US$	36,559.0	Rs.	1,293,826.8	Rs.	1,549,830.1	US$	34,479.0

Capital ratios of the Bank:
Tier 1		10.18%		12.50%		12.50%		10.58%		13.26%		13.26%
Total capital		15.09%		16.45%		16.45%		15.69%		17.44%		17.44%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%		6.00%		6.00%		6.00%
Total capital		9.00%		9.00%		9.00%		9.00%		9.00%		9.00%

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure.

We have current plans for aggregate capital expenditures of approximately Rs. 5.9 billion in fiscal 2011. These budgeted amounts include Rs. 1.1 billion to expand our branch and back office network, Rs. 1.1 billion to expand our ATM network, Rs. 0.2 billion to expand our Electronic Data Capture terminal network and Rs. 3.5 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on the business environment prevailing at the time we seek to utilize these budgeted amounts.

Financial Instruments and Off-Balance Sheet Arrangements

Our foreign exchange and derivative product offering to our customers covers a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options, and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our Treasury front office works on such product offerings jointly with the relationship managers from Wholesale Banking.

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants, similar to our Wholesale Banking business, where we enter into such transactions with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. A currency option is a contract where the purchaser of the option has the right but not the obligation to either purchase or sell and the seller of the option agrees to sell or purchase an agreed amount of a specified currency at a price agreed in advance and denominated in another currency on a specified date or by an agreed date in the future. A forward rate agreement is a financial contract between two parties to exchange interest payments for a ‘notional principal’ amount on a settlement date, for a specified period from a start date to a maturity date. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchanges of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. See “Business—Treasury—Derivatives.” The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and interest rate derivative contracts as of March 31, 2010, together with the fair values on each reporting date.

	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,020,529.7	Rs.	14,250.4	Rs.	15,811.2	Rs.	(1,560.8)
Forward rate agreements		1,796.0		15.0		14.9		0.1
Currency options		372,863.7		11,833.8		12,426.1		(592.3)
Currency swaps		26,820.8		1,625.0		449.2		1,175.8
Forward exchange contracts		2,281,083.5		50,205.0		46,624.7		3,580.3

Total	Rs.	4,703,093.7	Rs.	77,929.2	Rs.	75,326.1	Rs.	2,603.1

We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings.

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

	As of March 31,
	2009		2010
	(in millions)
Bank guarantees:
Financial guarantees	Rs.	52,526.1	Rs.	58,053.1
Performance guarantees		30,426.7		40,808.9
Documentary credits		93,873.8		128,152.6

Total	Rs.	176,826.6	Rs.	227,014.6

Guarantees and documentary credits outstanding increased by 28.4% to Rs. 227.0 billion as of March 31, 2010, principally due to general growth in our wholesale banking business and to meet our clients’ trade requirements.

Loan Sanction Letters

In some cases we issue sanction letters to customers indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made was Rs. 311.2 billion as of March 31, 2010. On request, we disburse these loans subject to the customer’s creditworthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 22 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

Contractual Obligations

	Payments due by period, as of March 31, 2010
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs.	63,531.0	Rs.	620.0	Rs.	2.0	Rs.	4,140.0	Rs.	58,769.0
Other long term debt		12,323.4		3,298.0		6,664.0		—		2,361.4
Operating leases(a)		23,192.3		3,743.2		7,037.0		5,956.1		6,456.0
Unconditional purchase obligations(b)		1,628.1		1,628.1		—		—		—

Total	Rs.	100,674.8	Rs.	9,289.3	Rs.	13,703.0	Rs.	10,096.1	Rs.	67,586.4

(a)	Operating leases are principally for the lease of office, branch and ATM premises, and residential premises for executives.
(b)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2010. See “—Note 25 – Commitments and contingencies.”

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange contracts and derivative contracts.

We have recognized a liability of Rs. 615.6 million as of March 31, 2010 as required by FASB ASC 460.10 (formerly FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”). Based on historical trends and as required by FASB ASC 450 (formerly Statement of Financial Accounting Standards No. 5, “Accounting For Contingencies”), we have recognized a liability of Rs. 330.0 million as of March 31, 2010.

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

The residual maturities of the above obligations as of March 31, 2010 are set forth in the following table:

	Amount of commitment expiration per period
	Total amounts committed		Less than 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary credits	Rs.	128,152.6	Rs.	116,876.0	Rs.	11,276.6	Rs.	—	Rs.	—
Guarantees		98,862.0		68,357.3		20,442.7		4,445.0		5,617.0
Derivatives*		4,703,093.7		3,520,578.3		806,041.9		334,257.8		42,215.7

Total	Rs.	4,930,108.3	Rs.	3,705,811.6	Rs.	837,761.2	Rs.	338,702.8	Rs.	47,832.7

*	Denotes notional principal amounts.

Extent of dependence on single customer exposures

Our exposure to a borrower is subject to the regulatory limits established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15 percent of our capital funds. This limit may be exceeded by an additional 5 percent (i.e. up to 20 percent) provided the additional credit exposure is on account of infrastructure or by an additional 10 percent (i.e. up to 25 percent) provided the credit exposure is to oil companies to whom bonds have been issued by the Government of India. In addition to the above exposure limit, we may, in exceptional circumstances, with the approval of the Board, consider increasing our exposure to a borrower up to an additional 5 percent of the capital funds. Our exposures to our ten largest borrowers as of March 31, 2010, computed as per RBI guidelines, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2010:

	March 31, 2010
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	Rs. in million
Borrower 1	Banks and Financial Institutions	Rs.	41,971.1	Rs.	—	Rs.	41,971.1	US$	933.7
Borrower 2	Coal & Petroleum Products		26,120.0		11,071.1		37,191.1		827.4
Borrower 3	Coal & Petroleum Products		13,503.6		18,938.2		32,441.8		721.7
Borrower 4	Fertilizers & Pesticides		24,926.2		—		24,926.2		554.5
Borrower 5	Coal & Petroleum Products		13,844.7		8,090.9		21,935.6		488.0
Borrower 6	Housing Finance Companies		18,857.1		—		18,857.1		419.5
Borrower 7	Coal & Petroleum Products		16,785.1		81.5		16,866.6		375.2
Borrower 8	Banks and Financial Institutions		16,000.0		212.4		16,212.4		360.7
Borrower 9	Non-ferrous Metals		304.3		14,299.6		14,603.9		324.9
Borrower 10	Non-ferrous Metals		3,549.0		10,217.6		13,766.6	US$	306.3

As of March 31, 2010, our exposure to eleven borrowers was more than 5 percent of our capital funds, which was mainly comprised of large credit facilities to these borrowers. Of the total exposure to these borrowers, approximately 43 percent was secured by collateral.

Our top single customer exposure is to a financial institution that was established by an act passed by the Indian Parliament for agricultural and rural development. Our exposure to the said organization is in the nature of placements made to comply with the extant Reserve Bank of India guidelines on shortfall in directed lending sub-limits. The regulatory ceiling prescribed by RBI is not applicable to exposures to this organization.

There were no exposures that exceeded the regulatory ceiling established by RBI.

Unresolved Staff Comments

On April 16, 2010, we received written comments from the SEC regarding our annual report for the fiscal year ended March 31, 2009 (the “Comment Letter”). On May 28, 2010, we responded to the Comment Letter (the “Response”). In the Response, we proposed certain revised disclosure which we have incorporated, where still applicable, in our disclosure contained herein. As of the filing date of this 20-F, we have not received any further correspondence from the SEC, and so the comments in the Comment Letter remain unresolved.

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (the “Articles”) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of eleven members as of March 31, 2010.

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

None of our directors or members of our senior management holds 1.0% or more of our shares.

Our Board of Directors, as of March 31, 2010, was comprised of:

Name	Position	Age
Mr. Jagdish Capoor[1]	Chairman	70
Mr. Aditya Puri	Managing Director	59
Mr. Keki Mistry	Non-Executive Director	55
Mrs. Renu Karnad[2]	Non-Executive Director	57
Mr. Arvind Pande	Non-Executive Director	67
Mr. Ashim Samanta	Non-Executive Director	55
Mr. C.M. Vasudev[3]	Non-Executive Director	66
Mr. Gautam Divan[4]	Non-Executive Director	69
Dr. Pandit Palande	Non-Executive Director	48
Mr. Harish Engineer	Executive Director	61
Mr. Paresh Sukthankar	Executive Director	47

[1]	Mr. Jagdish Capoor retired from the Board of the Bank effective July 06, 2010
[2]	Mrs. Renu Karnad retired from the Board of the Bank effective July 16, 2010
[3]	Mr. C.M. Vasudev has been appointed Chairman of the Board by the Bank’s Board of Directors effective July 06, 2010
[4]	Mr Gautam Divan retired from the Board of the Bank effective July 21, 2010

The following are brief biographies of our directors:

Mr. Jagdish Capoor holds a Master’s degree in Commerce and is a Fellow of the Indian Institute of Banking and Finance. Prior to joining the Bank, Mr. Capoor was the Deputy Governor of the Reserve Bank of India. He retired as Deputy Governor of the Reserve Bank of India after serving for 39 years. While with the Reserve Bank of India, Mr. Capoor was the Chairman of the Deposit Insurance and Credit Guarantee Corporation of India and Bharatiya Reserve Bank Note Mudran Limited. He also served on the boards of the Export Import Bank of India, National Housing Bank, National Bank for Agriculture and Rural Development (NABARD) and State Bank of India.

Mr. Capoor is on the Board of Asset Care Enterprise Limited, The Indian Hotels Company Limited, LIC Pension Fund Limited, Quantum Trustee Co. Pvt. Ltd, Sumati Capoor Charitable Trust and The Stock Exchange Investors’ Protection Fund. He is also member of the Board of Governors of the Indian Institute of Management, Indore. Mr. Capoor is a member of the Audit Committee of The Indian Hotels Company Limited, and the Chairman of the Audit Committee of LIC Pension Fund Limited and Quantum Trustee Co. Pvt. Ltd.

Mr. Capoor retired from the Board of the Bank effective July 6, 2010.

Mr. Aditya Puri holds a Bachelor’s degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Mr. Aditya Puri has been the Managing Director of the Bank since September 1994. He has about 36 years of banking experience in India and abroad. Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. Mr. Puri is not a director on the Board of any other company.

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

Mr. Mistry is the Vice Chairman & Chief Executive Officer of HDFC Limited and serves as the Chairman of GRUH Finance Limited. He is also a Director on the Board of HDFC Developers Limited, Shrenuj & Company Limited, HDFC Standard Life Insurance Co. Ltd, HDFC ERGO General Insurance Co. Limited, Infrastructure Leasing & Financial Services Limited, Sun Pharmaceutical Industries Limited, The Great Eastern Shipping Company Limited, NexGen Publishing Limited, HDFC Asset Management Company Limited, Greatship (India) Limited, Intelenet Global Services Pvt. Ltd., Griha Investments-Mauritius, Association of Leasing & Financial Services Companies, India Value Fund Advisors Pvt. Limited and Torrent Power Limited.

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

Mrs. Renu Karnad is a law graduate and in addition holds a masters degree in economics from Delhi University. She is the Managing Director of HDFC Limited. She serves as a director on the Boards of HDFC Venture Capital Limited, HDFC Sales Private Limited, HDFC Asset Management Company Limited, GRUH Finance Limited, Credit Information Bureau (India) Limited, HDFC ERGO General Insurance Company Limited, ICI India Limited, Indraprastha Medical Corporation Limited, HDFC Standard Life Insurance Company Limited, Sparsh BPO Services Limited, G4S Corporate Services (India) Private Limited, Bosch Limited, Feedback Ventures Private Limited, Value and Budget Housing Corporation (India) Private Limited, Transunion LLC Chicago and HDFC Plc Maldives.

Mrs. Karnad is the chairperson of the audit committee of ICI India limited, Credit Information Bureau (India) Limited and Bosch Limited. She is a member of the Audit Committee of HDFC ERGO General Insurance Company Limited and Bosch Limited. She is the chairperson of the remuneration committee of ICI India Limited and a member of: the investment, compensation and compensation-ESOS committees as well as the committee of directors of GRUH Finance Limited; customer service committee and the risk management committee of HDFC Asset Management Company Limited; the remuneration committee of Credit Information Bureau (India) Limited and Sparsh BPO Services Limited; and the investor grievance committee, the investment sub-committee and the property sub-committee of Bosch Limited. In addition she serves as the chairperson of the compensation committee of HDFC Standard Life Insurance Company Limited.

Effective July 16, 2010 Mrs. Karnad retired from the Board of the Bank.

Mr. Arvind Pande holds a Bachelor of Science degree from Allahabad University and a B.A. (Hons.) and M.A. (Economics) degree from the Cambridge University, U.K. He started his career in the Indian Administrative Services and has held various responsible positions in the Government of India. He was a Joint Secretary to the Prime Minister of India for economics, science and technology issues. Mr. Pande has been a Director, Department of Economic Affairs, Ministry of Finance, with the Government of India and has dealt with World Bank aided projects. Mr. Pande has also served on the Board of Steel Authority of India Limited as its Chairman and Chief Executive Officer.

Mr. Pande is a Director of Sandhar Technologies Limited, Visa Steel Limited, Era Infra Engineering Limited, Coal India Limited and Bengal Aerotropolis Projects Limited. He is a member of the audit committee of Coal India Limited, Visa Steel Limited and Era Infra Engineering Limited.

Mr. Ashim Samanta holds a Bachelor of Commerce degree from the University of Mumbai and has wide and extensive business experience in the field of bulk drugs and fine chemicals.

He is a Director of Samanta Organics Private Limited, Nautilus Trading & Leasing Private Limited, Ashish Rang Udyog Private Limited, Shakti Cine Studios Private Limited, Samanta Movies Private Limited and Shringar Films Limited. Mr. Samanta has also been engaged in setting up and running of a film mixing, editing and dubbing studio.

Mr. C. M. Vasudev holds a Master’s Degree in Economics and Physics. He joined the Indian Administrative Services in 1966. Mr. Vasudev has worked as an Executive Director of the World Bank representing India, Bangladesh, Sri Lanka and Bhutan. Mr. Vasudev has extensive experience working at policy-making levels in the financial sector and was responsible for setting policies and oversight of management. He chaired World Bank’s committee on development effectiveness with responsibility for ensuring effectiveness of the World Bank’s operations. Mr. Vasudev has also worked for the Ministry of Finance for more than 8 years and has undertaken various assignments, including Secretary, Department of Economic Affairs, Department of Expenditure, Department of Banking and Additional Secretary, Budget with responsibility for framing the fiscal policies and policies for economic reforms and for co-ordinating preparation of budgets of the Government of India and monitoring their implementation. He has worked as a Government nominee Director on the Boards of many companies in the financial sector including the State Bank of India, IDBI, ICICI, IDFC, NABARD, and the National Housing Bank and was also a member of the Central Board of the RBI. He was the member secretary of the Narasimhan committee on financial sector reforms. He also chaired a Committee on reforms of the NBFC sector. He has worked as Joint Secretary of the Ministry of Commerce with responsibility for state trading and trade policy including interfacing with the WTO.

Mr. Vasudev is currently a Director on the Board of ICRA Management Consultancy Services Limited, NOIDA Power Company Limited, Uttarakhand Jal Vidyut Nigam Ltd, Star Paper Mills Limited and Insync Advisory Services Private Limited. He is a member of the audit committee and the chairman of the remuneration committee of ICRA Management Consultancy Services Limited and a member of the Audit Committee of NOIDA Power Company Limited.

Effective July 06, 2010 Mr. Vasudev was appointed as the Chairman of the Board of the Bank.

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

Mr. Divan is on the Board of HDFC Standard Life Insurance Company Limited, Baltic Consultancy & Services Private Limited, Chandabhoy and Jassoobhoy Consultants Private Limited, Serendib Investments Private Limited, and Brady & Morris Engineering Company Limited. He is the Chairman of the Audit Committee and a member of the technical review committee of HDFC Standard Life Insurance Company Limited.

Effective July 21, 2010 Mr. Divan retired from the Board of the Bank.

Dr. Pandit Palande has a Ph.D. degree in Business Administration and has completed an advanced course in Management from the Oxford and Warwick Universities in the UK. Dr. Palande has worked as a director of the School of Commerce and Management for 19 years in the Yashwantrao Chavan Maharashtra Open University (YCMOU). In the past Dr. Palande has served as the Pro-Vice Chancellor of YCMOU. Dr. Palande has extensive experience working in the fields of business administration, management and agriculture. Under the guidance of Dr. Palande, YCMOU has become one of the few green universities in India. As a Project Director of the Indian Space Research Organisation (ISRO) GAP-3 of YCMOU, Dr. Palande has been extensively serving the academic and agriculture community. Dr. Palande is not a director on the Board of any other company.

Mr. Harish Engineer is a Science Graduate from the University of Mumbai and holds a Diploma in Business Management from the Hazarimal Somani College, Mumbai. Mr. Engineer has been associated with the Bank since 1994 in various capacities and is responsible for Wholesale Banking at present. Mr. Engineer has over 40 years experience in the fields of finance and banking. Prior to joining the Bank, Mr. Engineer worked with Bank of America for 26 years in various areas including operations and corporate credit management.

Mr. Engineer is not a director on the Board of any other company in India. He is a member of the Board of Boston Analytics, Boston MA.

Mr. Paresh Sukthankar received a Masters in Management Studies from the Jamnalal Bajaj Institute of Management Studies, Mumbai. Mr. Sukthankar has been associated with the Bank since 1994 in various senior capacities and has direct or supervisory responsibilities for the Credit & Market Risk, Finance, Human Resources functions and for various strategic initiatives of the Bank. Mr. Sukthankar has over 24 years of experience in the fields of finance and banking. Prior to joining the Bank, Mr. Sukthankar worked with Citibank for 9 years in various areas, including corporate banking, risk management, financial control and credit administration. Mr. Sukthankar is not a director on the Board of any other company.

Senior Management

As of March 31, 2010, our senior management was comprised of the following:

Name	Position	Age
Aditya Puri	Managing Director	59
Harish Engineer	Executive Director	61
Paresh D. Sukthankar	Executive Director	47
Abhay Aima	Head, Equities and Private Banking, Third Party Products & NRI Banking	48
Anil Jaggia	Head, Information Technology and Legal	49
Ashish Parthasarthy	Head, Treasury	42
Bharat Shah	Head, Properties	63
G. Subramanian	Head, Internal Control and Compliance Risk	63
Kaizad Bharucha	Head, Credit and Market Risk	45
Mandeep Maitra[1]	Head, Human Resources, Administration & Infrastructure	45
Navin Puri	Head, Branch Banking	52
Rahul N. Bhagat	Head, Retail Liabilities and Marketing	47
Rajan Ananthanarayan	Head, Operations	59
Pralay Mondal	Head, Retail Assets and Credit Cards	45
Sashi Jagdishan	Head, Finance	45

1 – Ms. Mandeep Maitra resigned from the Bank effective August 04, 2010.

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Abhay Aima is a graduate of the National Defence Academy. Mr. Aima is the Bank’s Head of Equities, Private Banking and Third Party Products. He is also in charge of NRI and International Consumer Banking. Mr. Aima serves as a Director of Raab Investment Private Limited, HDFC Securities Limited and Bluechip Corporate Investment Centre Limited.

Mr. Anil Jaggia is an engineering graduate from IIT, Kanpur. Thereafter, he received a management degree from the Indian Institute of Management in Ahmedabad. He is a senior banker with over 20 years of experience in banking worldwide. He started his career in India with Citibank N.A. and then moved to the USA with Citibank N.A. for 7 years. At Citibank, Mr. Jaggia held various senior management positions. He returned to India to take up the post of Chief Operating Officer at Centurion Bank Limited in 2004. He is currently head of IT, Quality Initiatives and Legal at the Bank.

Mr. Ashish Pathasarthy holds a Bachelor of Engineering degree from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management, Bangalore. He has over 18 years of experience in the interest rate and currency markets and holds the position of Head Treasury at the Bank.

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

Ms. Mandeep Maitra completed her Bachelors in Psychology (Hons) from Lady Sriram College, Delhi University and her Masters degree in Personnel Management & Industrial Relations from the Tata Institute of Social Sciences, Mumbai. She has over 19 years of experience in the banking industry and held the position of Country Head — Human Resources at the Bank as on March 31, 2010. Ms Maitra resigned from the Bank effective August 04, 2010.

Mr. Navin Puri holds a Bachelor of Commerce degree from Calcutta University and is a member of the Institute of Chartered Accountants of India. He also received a Masters of Business Administration degree from Texas University, U.S.A. Mr. Puri has 18 years of banking experience. He has been with the Bank since February 1999. He currently heads the Retail Branch Banking business, and is also the Business Head for Retail Current Accounts of the Bank.

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

Mr. Rajan Ananthanarayan holds a Bachelor of Science degree from the University of Mumbai. He has nearly 30 years of experience in international and domestic banking operations. Mr. Rajan was employed by Bank of America prior to joining the Bank. He was part of the core management team that founded HDFC Bank, as its Head of Operations, and was responsible for creating the Operations team and detailed Operating Procedures. After working in foreign banks in Indonesia and Oman, he was the chief executive officer of Flexcel International Private Ltd for three years. He then rejoined the Bank as Country-Head, Operations.

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

The Committee met eight times during the year. The terms of reference of the Audit Committee are in accordance with Clause 49 of the Listing Agreement entered into with the Stock Exchanges in India, and inter alia include the following:

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

e)	Any other terms of reference as may be included from time to time in Clause 49 of the Listing Agreement with the Indian Stock Exchanges.

The Board has also adopted a charter for the Audit Committee in connection with certain United States regulatory standards as the Bank’s securities are also listed on the New York Stock Exchange.

Compensation Committee

The Compensation Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees, considers grant of stock options to employees and reviews compensation levels of the Bank’s employees vis-à-vis other banks and the industry in general.

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

The Committee met six times during the year.

Investors’ Grievance (Share) Committee

The Committee approves and monitors transfer, transmission, splitting and consolidation of shares. Allotment of shares to the employees on exercise of stock options granted under the various Employees Stock Option Schemes which are made in terms of the powers delegated by the Board in this regard are placed before the Committee for ratification. The Committee also monitors the redress of complaints from shareholders, such as complaints relating to the transfer of shares, non-receipt of the Annual Report, and dividends.

The Committee consists of Mr. Jagdish Capoor, Mr. Aditya Puri and Mr. Gautam Divan. The Committee is chaired by Mr. Capoor. The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to expedite the process of share transfers.

As on March 31, 2010, 78 instruments of transfer representing 4,346 shares were pending. These have since been processed. The details of the transfers are reported to the Board of Directors from time to time.

During the year under review 1,888 complaints were received from the shareholders. All the complaints were attended to and as at March 31, 2010 no complaints remained unattended. Besides 10,907 letters were received from shareholders relating to change of address, nomination requests, ECS / NECS Mandates, queries relating to annual reports, amalgamation, request for revalidation of dividend and fractional warrants and other investor related matters. These letters have also been responded to.

The Committee met fifteen times during the year.

Risk Monitoring Committee

This Committee was formed as per the guidelines of the Reserve Bank of India on Asset Liability Management / Risk Management Systems. The Committee develops the Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed internally set limits and that risk is prudentially diversified.

The Committee consists of Mrs. Renu Karnad, Mr. Aditya Puri, Mr. C. M. Vasudev and Mr. Paresh Sukthankar. The Committee is chaired by Mrs. Renu Karnad.

The Committee met six times during the year.

Credit Approval Committee

The Credit Approval Committee approves credit exposures, which are beyond the powers delegated to the executives of the Bank. This facilitates a quick response to the needs of the customers and speedy disbursement of loans. The Committee consists of Mr. Jagdish Capoor, Mr. Aditya Puri, Mr. Keki Mistry and Mr. Gautam Divan. The Committee is chaired by Mr. Capoor.

The Committee met fifteen times during the year.

Premises Committee

The Premises Committee approves purchases and leasing of premises for the use of the Bank’s branches, back offices, ATMs and residence of executives in accordance with the guidelines laid down by the Board. The Committee consists of Mrs. Renu Karnad, Mr. Aditya Puri, Mr. Ashim Samanta and Dr. Pandit Palande. The Committee is chaired by Mrs. Renu Karnad.

The Committee met five times during the year.

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

Fraud Monitoring Committee

Pursuant to the directions of the Reserve Bank of India, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs.1 crore and above. The objective of this Committee is the effective detection of frauds and immediate reporting thereof to regulatory and enforcement agencies of actions taken against the perpetrators of frauds. The terms of reference of the Committee are as under:

a.	Identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

b.	Identify the reasons for delay in detection, if any, reporting to top management of the Bank and RBI;

c.	Monitor progress of investigation by the Central Bureau of Investigation / Police Authorities and recovery position;

d.	Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without any loss of time;

e.	Review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls; and

f.	Put in place other measures as may be considered relevant to strengthen preventive measures against frauds.

The members of the Committee are Mr. Jagdish Capoor, Mr. Aditya Puri, Mr. Keki Mistry, Mr. Arvind Pande and Mr. Gautam Divan. The Committee is chaired by Mr. Jagdish Capoor.

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

The members of the Committee are Mr. Keki Mistry, Mr. Arvind Pande, Dr. Pandit Palande and Mr. Harish Engineer. The Committee is chaired by Mr. Arvind Pande.

The Committee met four times during the year.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

Our shareholders, at the annual general meeting held on June 10, 2008, passed a special resolution pursuant to Section 293(1)(d) of the Companies Act, authorizing the board of directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed or to be borrowed from time to time (apart from acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by check, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed our aggregate of paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 200.0 billion over and above our aggregate paid-up capital and free reserves at any time.

The terms on which the board of directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions and, with prior shareholder and regulatory approval, the allotment of shares to other entities.

Compensation of Directors and Members of our Senior Management

The compensation arrangements for our Chairman, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.

At the 16th Annual General Meeting held on June 30, 2010, shareholders approved the reappointment of our Managing Director for a further three-year period and also approved the revised salary/compensation and allowances of the Managing Director, with effect from April 1, 2010 subject to the approval of the RBI. The RBI has since approved the reappointment of Mr. Aditya Puri as the Managing Director of the Bank for a further period of three years up to March 31, 2013 and also the revision in his renumeration. At the same Annual General Meeting the shareholders of the Bank also approved the reappointments of Mr. Harish Engineer and Mr. Paresh Sukthankar as Executive Directors for periods from October 12, 2010 to September 30, 2013 and October 11, 2013, respectively, and also approved their salary/compensation, with effect from October 12, 2010 subject to the approval of the RBI.

For fiscal 2010, the aggregate amount of compensation paid to our Managing Director, Executive Directors and members of our senior management was approximately Rs. 244.3 million, including the aggregate amount accrued by us to provide pension, retirement or similar benefits.

Under our organizational documents, each director, except the Managing Director and Executive Directors, is entitled to sitting fees for attending each meeting of the Board of Directors or of a Board committee. The amount of sitting fees is set by the Board from time to time in accordance with limitations prescribed by the Companies Act or the Government of India. At the Board meeting held on October 17, 2006, it was decided that sitting fees for attending Board meetings and committee meetings would be Rs. 20,000 per meeting, except in the case of meetings of the Investors’ Grievance (Share) Committee, for which the sitting fees are Rs. 10,000 per meeting. We reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. Stock options have not been granted to Non-Executive Directors.

Mr. Jagdish Capoor, Chairman, was paid remuneration of Rs. 1.5 million during fiscal 2010. Mr. Capoor is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2010 to Mr. Aditya Puri, Managing Director and Mr. Harish Engineer and Mr. Paresh Sukthankar, Executive Directors, in Rupees (except stock option amounts) are as follows:

Particulars	Aditya Puri	Harish Engineer	Paresh Sukthankar
Basic	12,360,000	7,140,000	7,140,000
Allowances	10,745,806	6,459,459	6,336,574
Provident Fund	1,483,200	856,800	856,800
Superannuation	1,854,000	1,071,000	1,071,000
Performance Bonus	7,643,864	4,437,688	4,437,688
Number of Stock Options granted during the year	Nil	Nil	Nil

The Bank provides for gratuity in the form of a lump-sum payment on retirement or on death while in employment or on termination of employment of an amount equivalent to 15 days basic salary payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies for amounts notified by the said insurance companies. The Bank accounts for the liability for future gratuity benefits based on an independent external actuarial valuation carried out annually. Perquisites (evaluated as per Income Tax Rules wherever applicable and at actual cost to the Bank otherwise) such as the benefit of furnished accommodation, gas, electricity, water and furnishings, club fees, personal accident insurance, use of car and telephone at residence, medical reimbursement, leave and leave travel concession and retiral benefits such as provident fund, super annuation and gratuity are also provided.

The details of sitting fees paid to Non-Executive Directors during fiscal 2010 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mr. Jagdish Capoor	640,000
Mr. Keki Mistry	520,000
Mrs. Renu Karnad	340,000
Mr. Arvind Pande	480,000
Mr. Ashim Samanta	520,000
Mr. C. M. Vasudev	360,000
Mr. Gautam Divan	910,000
Dr. Pandit Palande	560,000

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 2.4 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.2 million per month are given in the Annex to the Directors’ Report in terms of the provisions of Section 217 (2A) of the Indian Companies Act, 1956. Section 219 (1) (iv) of the Indian Companies Act, 1956 provides that the Annex need not be circulated to shareholders. Any shareholder wishing to obtain the details of remuneration may write to the Bank and obtain a copy of the Annex to the Directors’ Report.

We granted 34,000 stock options to members of our senior management (other than our Managing Director and Executive Directors) during fiscal 2010.

Other than our Chairman, Managing Director and Executive Directors, none of our directors has a service contract with us.

Loans to Members of our Senior Management

Loans to members of our senior management are granted in the normal course within the Bank’s scheme, as is the case with employees of the Bank. This is within the provisions of local regulations.

Name	Largest amount outstanding since March 31, 2009	Amount outstanding as of March 31, 2010	Interest rate as of March 31, 2010	Nature of Loan
	(Rs. in million)	(Rs. in million)	(%)
Aditya Puri	5.00	5.00	10.25	Housing loan
Harish Engineer	2.30	2.30	10.25	Housing loan
Abhay Aima	6.88	6.75	10.25	Housing loan
Anil Jaggia	20.00	20.00	10.25	Housing loan
Ashish Parthasarthy	6.86	6.78	10.25	Housing loan
G. Subramanian	3.87	2.87	10.25	Housing loan
Kaizad Bharucha	4.77	4.70	10.25	Housing loan
Mandeep Maitra	3.66	3.46	10.25	Housing loan
	0.01	—	—	Personal loan
Navin Puri	4.55	4.40	10.25	Housing loan
	0.19	0.11	5.00	Personal loan
Rahul N Bhagat	3.99	3.99	10.25	Housing loan
Rajan Ananthanarayan	4.11	3.88	10.25	Housing loan
	0.04	—		Personal loan
Pralay Mondal	4.25	4.19	10.25	Housing loan
	0.12	0.03	5.00	Personal loan
Sashi Jagdishan	6.73	6.63	10.25	Housing loan

Employees Stock Options

Our shareholders approved plan “A-(year 2000)” in January 2000, plan “B-(year 2003)” in June 2003, plan “C-(year 2005)” in June 2005 and plan “D-(year 2007)” in June 2007 for the issuance of stock options to employees and directors of the Bank under the Employees Stock Option Schemes (ESOSs), namely ESOS-001 to ESOS-013. Under plan “A”, the option price is set as the average of the daily closing prices on the Bombay Stock Exchange Limited during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C” and “D”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans on eight separate occasions since January 2000. The options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50% and 50% on each of the two successive anniversaries following the date of grant and those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant, all the above are subject to standard vesting conditions. In fiscal 2010, 6.16 million equity shares were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 61.6 million and the share premium by Rs. 54.98 milion. As of March 31, 2010, 20.5 million options were outstanding.

On acquisition of CBoP, all options granted to the employees of CBoP and outstanding as on the effective date were converted in the swap ratio of 1 option of HDFC Bank for every 29 options of CBoP. Correspondingly the exercise price of the converted options was determined based on the exercise price originally stipulated by CBoP multiplied by 29. These options are exercisable within a period of 5 years from the date of vesting. Key options were granted at an exercise price, which was less than the then market price of the shares. General options were granted at the market price. The market price was the latest available closing price, prior to the date of the meeting of the Compensation Committee of the Board in which options were granted or shares issued, on the stock exchange on which the Bank was listed. As the shares of the Bank were listed on more than one stock exchange, the closing price on the stock exchange where trading volume on said date was the highest was considered.

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

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2010, our principal executive officer and principal financial officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the date of their evaluation, such disclosure controls and procedures were effective.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2010.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements and (2) the effectiveness of our internal control over financial reporting as of March 31, 2010.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could materially or are reasonably likely to materially affect these controls during the period covered by this report.

Audit and Compliance Committee Financial Expert

Mr. Gautam Divan is the audit committee financial expert as defined in Item 401(h) of Regulation S-K and is independent pursuant to applicable Commission rules. Effective July 21, 2010 Mr. Divan retired from the Board of the Bank.

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

	Fiscal Year Ended
Type of Services	March 31, 2009		March 31, 2010		Description of Services
	(in millions)
Audit services	Rs.	26.0	Rs.	26.0	Audit of financial statements
Audit-related services		—		—	Services related to review of financial statements and due diligence
Tax services		—		—	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		0.2		1.2	Special audit/other advisory services

Total	Rs.	26.2	Rs.	27.2

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

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Indian Companies Act, 1956, and our equity shares are listed on Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of Securities and Exchange Board of India (“SEBI”) and the requirements of the listing agreements entered into with the Indian stock exchanges. We also have American Depository Shares (ADSs) listed on the New York Stock Exchange LLC (the “NYSE”).

Companies listed on the NYSE must comply with certain standards of corporate governance set forth in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers, as the term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 (“Exchange Act”), are permitted to follow home country practices in lieu of the provisions of this Section 303A, except that foreign private issuers are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE’s Listed Company Manual. As per these requirements, a foreign private issuer must:

1.	Establish an independent audit committee that has specified responsibilities and authority. [NYSE Listed Company Manual Section 303A.06];

2.	Provide prompt written notice by its chief executive officer if any executive officer becomes aware of any non-compliance with any applicable corporate governance rules. [NYSE Listed Company Manual Section 303A.12(b)];

3.	Provide to the NYSE annual written affirmations with respect to its corporate governance practices, and interim written affirmations in the event of a change to the board or a board committee. [NYSE Listed Company Manual Section 303A.12(c)]; and

4.	Include a statement of significant differences between its corporate governance practices and those followed by U.S. companies in the annual report of the foreign private issuer. [NYSE Listed Company Manual Section 303A.11].

In a few cases, the Indian corporate governance rules under Clause 49 differ from those in the NYSE’s Listed Company Manual as summarized below:

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per Listing Agreements with Indian Stock Exchange(s)
Board of Directors (“Board”)

An NYSE listed company needs to have a majority of independent directors. [NYSE Listed Company Manual Section 303A.01]	The board of an Indian stock exchange listed company needs to have an optimum combination of executive and non-executive directors, with not less than 50% of the directors being non-executive directors.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined they are independent. [NYSE Listed Company Manual Section 303A.02]	If the chairman of the board of directors is a non-executive director of the company, at least one third of the directors must be independent. If the chairman is an executive director, at least half of the directors must be independent. However, if the non-executive chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or one level below the Board, at least one-half of the Board of the company must be independent.

The definition of the term “independent” is different and is set out in Clause 49 (I)(A)(iii) of the Listing Agreement.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	There is no requirement for such sessions.

Nominating/Corporate Governance Committee

An NYSE listed Company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	An Indian stock exchange listed company may, but is not required to, have a nomination committee, and if it does, the committee need not be comprised entirely of independent directors.

The nominating / corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	If an Indian stock exchange listed company has a nomination committee, it is not required to have a charter for that committee. The performance evaluation of non-executive directors can be done by a peer group comprised of the entire board of directors, excluding the director being evaluated.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.05]	As per non-mandatory Indian requirement, Indian stock exchange listed companies to establish a compensation/remuneration committee to determine on behalf of the board and the shareholders the company’s policy on specific remuneration packages for executive directors, including compensation and pension rights. To avoid conflicts of interest, any compensation committee must consist of at least three non-executive directors. The chairman of any compensation committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]	Any compensation committee may, but is not required to, have a charter. The annual corporate governance report of an Indian stock exchange listed company generally provides details of remuneration, including brief details of any compensation committee’s agreed terms of reference.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Section 303A.06 and 303A.07]	An Indian stock exchange listed company must have a qualified and independent audit committee comprised of at least three members with certain specified powers and roles. At least 2/3 of the members must be independent and all members must be financially literate and at least one member must have accounting or related financial management expertise. The chairman of the committee must be an independent director.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07].	The audit committee is not required to have a written charter. However, Clause 49C sets out the powers of the audit committee and Clause 49D sets forth the required roles of the audit committee.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]

Although an internal audit function is not required, one of the roles of the audit committee is “reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.” Therefore, an Indian stock exchange listed company is required to conduct an internal audit and to have a department to conduct the internal audit.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	There is no such requirement under Clause 49 for equity compensation and material revisions thereto. However, there is a requirement of shareholders approval for the same under the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	There is no such mandatory requirement to adopt corporate governance guidelines. An Indian stock exchange listed company has to comply with all the requirements prescribed under Clause 49.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]

An Indian stock exchange listed company needs to adopt a code of conduct / ethics applicable to all members of the board of directors and senior management one level below the board. The company’s annual report must disclose any non-compliance with the code by the board members and senior management.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Listed Company Manual Section 303A.12]

The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations.

In addition, Indian stock exchange listed companies are required to submit a quarterly compliance report.

Indian stock exchange listed companies are also required to submit a certificate from either the auditors or practicing company secretaries regarding compliance of conditions of corporate governance.

Posting of Charters, Guidelines, etc. on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Section 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10].	There is no such similar requirement for an Indian listed company. However, the Board of an Indian listed company must have a code of conduct for all Board members and senior management of the company. The code of conduct must be posted on the website of the company.

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

The annual general meeting shall be called for at a time during business hours at our registered office or at some other place within Mumbai as the board of directors may determine. The notice of the meeting shall specify it as the Annual General Meeting. Any general meeting of the shareholders of the bank other than its Annual General Meeting is called an Extraordinary General Meeting. The board of directors is required to call an Extraordinary General Meeting, upon the request of a set number of shareholders, as set forth in the Companies Act.

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2010 by:

•	each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and

•	individual directors and their relatives as well as the senior management of the Bank.

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

We were founded by HDFC Limited, a housing finance company in India. As of March 31, 2010, HDFC Limited, together with its subsidiaries, held an aggregate of 23.73% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	108,643,220	23.73%
Life Insurance Corporation of India	33,661,306	7.35%
Directors and senior management as a group	1,181,805	0.26%

The ADSs are represented by underlying equity shares. As on March 31, 2010, Indian equity shares numbering 77,694,909 represent the ADSs and constitute 16.97% of the Bank’s capital. In our books only, the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

Pursuant to the merger of Centurion Bank of Punjab Limited (CBoP) and in line with the shareholder and regulatory approvals, we allotted 26,200,220 warrants convertible into an equivalent number of our equity shares to HDFC Ltd on a preferential basis at a strike price of Rs.1,530.13 per warrant. These warrants were exercised on November 30, 2009 and subsequently 26,200,220 equity shares were allotted to HDFC Ltd. as per the terms of the preferential issue.

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

HDFC Securities Ltd (“HSL”)

We own an aggregate of 59% of HSL. As of March 31, 2010 the book value of our investment in HSL was Rs. 237.6 million. In fiscal 2010, we earned Rs. 76.0 million from HSL towards services rendered. We incurred an expense of Rs. 37.9 million for sales assistance provided by HSL. During fiscal 2010, we gave an advance of Rs. 390.1 million which was repaid by HSL in the same fiscal year. We received Rs. 0.7 million as interest from HSL. We also received Rs. 1.8 million as a dividend from HSL during fiscal 2010. An amount of Rs. 1.9 million was payable to HSL as of March 31, 2010. We have given guarantees on behalf of HSL amounting to Rs. 180.0 million which was outstanding as of March 31, 2010. We also have a security deposit of Rs. 0.1 million as of March 31, 2010 with HSL.

HDB Financial Services Ltd. (“HDBFSL”)

We own an aggregate of 95.23% of HDBFSL. HDBFSL is a non-banking financial company and our subsidiary. As at March 31, 2010, the book value of our investment in HDBFSL was Rs. 1,000.0 million. During the year we earned Rs. 26.0 million from HDBFSL towards services rendered. During the year, we gave a term loan of Rs. 2,000.0 million to HDBFSL which was outstanding as of March 31, 2010. We received Rs. 54.6 million as interest from HDBFSL. During the year, we incurred expenses of Rs. 292.7 million towards collection fees and other services provided by HDBFSL. As of March 31, 2010, an amount of Rs. 27.0 million was payable to HDBFSL. We have a security deposit of Rs. 60.0 million with HDBFSL.

Housing Development Finance Corporation Limited (“HDFC Limited”)

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited agrees to provide us the right to buy back 70% of the home loans sourced and disbursed pursuant to services rendered by us. We earned Rs. 771.0 million from HDFC Limited in fiscal 2010 as fees for selling these loans and other services rendered. An amount of Rs. 129.3 million was receivable from HDFC Limited as of March 31, 2010. During fiscal 2010, we purchased AAA rated home loans aggregating to Rs. 48,702.9 million from HDFC Ltd. under the above arrangement some of which qualified as priority sector advances.

Property

We have facilities located on seven properties owned or leased by HDFC Limited. In fiscal 2010, we paid an aggregate of Rs. 10.5 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2010, an amount of Rs. 1.5 million was payable as rent to HDFC Ltd. As of March 31, 2010, HDFC Limited held a deposit of Rs. 1.5 million that we have paid to secure these leased properties.

Capital Transaction

Pursuant to the merger of Centurion Bank of Punjab Limited (CBoP) and in line with the shareholder and regulatory approvals, we allotted 2,62,00,220 warrants convertible into an equivalent number of equity shares to HDFC Limited. In fiscal 2010, we received an amount of Rs. 36,080.6 million from HDFC Limited, being the balance 90% on account of exercising its right to convert warrants into equity shares (we had received in fiscal 2009, Rs. 4,009.2 million being the application amount from HDFC Limited).

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2010 was Rs. 9,701.2 million and Rs. 18.9 million respectively.

We paid a dividend of Rs. 524.4 million to HDFC Limited during fiscal 2010, as proposed in the previous fiscal.

HDFC Standard Life Insurance Company Ltd (“HDFC Standard Life”)

In fiscal 2010, we paid HDFC Standard Life Rs. 174.6 million as our contribution towards superannuation in respect of our employees. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 5,336.0 million for the sale of insurance policies and other services. As of March 31, 2010, commissions amounting to Rs. 917.9 million were receivable from HDFC Standard Life.

HDFC Asset Management Company Ltd (“HDFC AMC”)

In fiscal 2010, we paid Rs. 7.1 million as rent to HDFC AMC. During fiscal 2010, we earned Rs. 352.8 million as fees from HDFC AMC for distribution of units of mutual funds and other services rendered.

HDFC Ergo General Insurance Company Ltd. (“HDFC Ergo”) (formerly HDFC Chubb General Insurance Company Ltd. )

We paid Rs. 324.0 million to HDFC Ergo towards insurance premia in fiscal 2010. A deposit of Rs. 4.3 million was kept with HDFC Ergo as of March 31, 2010. During fiscal 2010, we received Rs. 215.9 million for the sale of insurance policies and other services rendered. As of March 31, 2010, an amount of Rs. 52.1 million was receivable from HDFC Ergo.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”)

ADFC specializes in back-office processing. We regularly transact business with ADFC. In fiscal 2010, we incurred an expense of Rs. 2,445.0 million for back-office processing services. In the same period, we earned Rs. 162.1 million from ADFC towards services rendered. As of March 31, 2010, we had provided a security deposit amounting to Rs. 145.0 million to ADFC for the various services provided by ADFC and an amount of Rs. 232.2 million was payable for such services. As of that date, we retained an equity investment of Rs. 0.2 million in ADFC, which represents 29.0% of the share capital of ADFC. During the year, we received Rs. 0.04 million as dividends from ADFC. Members of our management team own an aggregate of 38.7% of the equity shares of ADFC.

HBL Global Private Ltd (“HBL”)

HBL Global is a subsidiary of ADFC and provides us with direct sales support for certain of our products. HBL Global was paid a fee of Rs. 2,115.4 million for the year ended March 31, 2010. In the same period, we earned Rs. 26.0 million from HBL Global towards services rendered. As of March 31, 2010 we had provided a security deposit of Rs. 190.0 million for the services provided by HBL Global. An amount of Rs. 45.1 million was payable to HBL Global as of March 31, 2010. We also hold a deposit of Rs. 2.0 million in respect of properties leased to HBL. We do not presently have any direct investment in HBL Global.

Salisbury Investments Private Ltd (“Salisbury Investments”)

We have paid a security deposit of Rs. 35 million to Salisbury Investments and, in fiscal 2010, we paid rent of Rs. 6.6 million for the residential accommodation of our Managing Director, to Salisbury Investments in which the relatives of the Managing Director hold a stake. The value of the security deposit and rent is based on an assessment by an independent professional property valuation expert.

International Asset Reconstruction Co. Ltd. (“IARCL”)

IARCL was an associate of CBoP due to the latter’s investment in the said Company, which we took over on the acquisition of CBoP. As of March 31, 2010, the book value of our investment in the equity and in cumulative compulsory convertible preference shares of IARCL was Rs. 135.2 million and Rs. 176.5 million respectively. We have an investment of Rs. 102.6 million in security receipts issued by IARCL as of March 31, 2010. During the year ended March 31, 2010 we received Rs. 4.2 million towards services rendered to IARCL. During fiscal 2010, we received Rs. 0.9 million as dividends on preference shares held in IARCL.

Centillion Solutions and Services (P) Ltd. (Centillion)

Centillion was an associate of CBoP due to the latter’s investment in the said Company, which we took over on the acquisition of CBoP. As of March 31, 2010 the book value of our investment in Centillion was Rs. 1.5 million. For the year ended March 31, 2010, we incurred expenses of Rs. 61.3 million towards payment of back-office processing services and other processing costs. As of March 31, 2010, we have kept a security deposit of Rs. 9.6 million with Centillion. During the year ended March 31, 2010 we paid Centillion Rs. 4.2 million towards purchase of fixed assets.

Key Management Personnel and their Relatives

In fiscal 2010, we paid a total remuneration of Rs. 111.8 million to Mr. Aditya Puri, our managing director, and to Mr. Harish Engineer and Mr. Paresh Sukthankar who are our whole time executive directors. Remuneration includes the taxable value of perquisites as defined under the Indian Income Tax Rules. In the same fiscal year we paid Rs. 3.0 million and Rs. 1.8 million to Mr. Harish Engineer and Mr. Paresh Sukthankar respectively as rent for their residential accommodation. As of March 31, 2010, the outstanding balances of the security deposits we had given to Mr. Harish Engineer, his relatives and Mr. Paresh Sukthankar were Rs. 7.2 million, Rs. 7.8 million and Rs. 15.0 million, respectively. As of March 31, 2010, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Harish Engineer were Rs. 5.0 million and Rs. 2.3 million, respectively. We also earned interest income amounting to Rs. 0.3 million on the above loans in fiscal 2010.

Other Strategic Investments

We frequently partner with other HDFC group companies when making strategic investments. We currently have two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, we cannot hold more than a 30% equity stake in another company. The following is a list of strategic investments made by us and the HDFC group companies:

Company	Type of Business	HDFC Bank Investment		HDFC Bank Ownership	Total HDFC Group ownership
		(in millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	3.3	10.2%	31.2%
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	26.0	12.0%	26.0%

During fiscal 2010, we sold our 19% stake in SolutionNet India Private Limited.

We routinely conduct business with some of the companies in which we have made strategic investments.

We paid Softcell Rs. 9.8 million for providing software-related services to us in fiscal 2010. An advance to Softcell Technologies Limited of Rs. 43.8 million was outstanding as of March 31, 2010. We received interest amounting to Rs. 1.4 million in fiscal 2010. In the same period, we paid Rs. 15.8 million to Softcell towards the purchase of fixed assets.

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

Taxation of Distributions

Upon withdrawal of equity shares from the depositary facility, dividends paid to such non-resident holder are not presently taxable. However, we must pay a “dividend distribution tax” at the rate of 16.60875% (including 15.0% plus a surcharge of 7% of 15.0% and an add-on education cess at the rate of 3.0% of the total dividend distribution tax and surcharge) on the total amount distributed as dividend. In India, dividends are not taxable in the hands of the recipient.

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

Service Tax

Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares listed on a recognized stock exchange in India are subject to a service tax of 10% (excluding an add-on tax at the rate of 3.0%) ad valorem. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

Cash distributions paid on the equity shares or ADSs will generally be treated as foreign source income. Subject to certain limitations, a U.S. Holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Indian taxes that are withheld from cash distributions made to such U.S. Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. Holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Income received with respect to the equity shares or ADSs will generally be treated as “passive category income” for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The amount of any cash distribution paid in Indian rupees will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of equity shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into U.S. dollars on the date received and it is expected that the depositary will in the ordinary course convert foreign currency received by it as distributions into U.S. dollars. If the Indian rupees are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale or Exchange of Equity Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the equity shares or ADSs measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in taxable U.S. dollars) in the equity shares or ADSs. Any gain or loss will be long-term capital gain or loss if the equity shares or ADSs in the sale, exchange or other taxable disposition have been held for more than one year and will generally be United States source gain or loss. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Tax—Taxation of Capital Gains in Relation to ADSs” and “Indian Tax—Taxation of Capital Gains in Relation to Equity Shares Received upon Conversion or in Exchange for ADSs”, you may be subject to Indian tax upon the disposition of equity shares or ADSs. In such circumstances and subject to applicable limitations (and the relief provided by an applicable income tax treaty), you may be able to credit the Indian tax against your United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such equity shares or ADSs as determined on the settlement date of such sale, exchange or other taxable disposition.

Pursuant to the Treasury Regulations applicable to foreign currency transactions, accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other taxable disposition of equity shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such foreign currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale, exchange or other taxable disposition of equity shares or ADSs.

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

Taxation of Non-U.S. Holders

Distributions on Equity Shares or ADSs

Non-U.S. Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to equity shares or ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business for United States federal income tax purposes (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).

Sale or Exchange of Equity Shares or ADSs

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other taxable disposition of equity shares or ADSs unless :

•

such gain is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

•	such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other taxable disposition of equity shares or ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28.0% unless the U.S. holder:

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

Holders generally will be allowed a credit of the amount of any backup withholding against their United States federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed such income tax liability by filing a refund claim with the IRS.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act 1949. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP.

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

The Bank, being licensed by the RBI, is regulated and supervised by the RBI. The RBI requires the Bank to furnish statements, information and certain details relating to its business. It has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision, under the chairmanship of the Governor of the RBI. This Board is assisted by the Department of Financial Supervision of the RBI in supervising commercial banks and financial institutions. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Proposal for entry of new banks in the private sector

The RBI has released a discussion paper on the entry of new banks in the private sector. This discussion paper marshals international practices, the Indian experience and also the extant ownership and governance guidelines on licensing of new banks. The RBI has called for wider comments and feedback from relevant stakeholders and the public. Detailed discussions will be held with all stakeholders on the discussion paper and guidelines will be finalised based on the feedback. Post finalization of these guidelines it is proposed that all applications received in this regard would be referred to an external expert group for examination and recommendation to the RBI for the grant of licenses.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. Permission is granted based on factors such as the financial condition and history of the bank, its management, adequacy of capital structure, earning prospects and the public interest. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issued a new branch authorization policy in September 2005 under which the existing system of granting authorizations for opening individual branches from time to time was replaced by a system of aggregated approvals on an annual basis. The RBI discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose has been defined to also include extension counters, offsite ATMs, administrative offices and back offices as well as call centers where banking transactions are undertaken. The RBI has amended the policy on licensing off site ATMs. The Reserve Bank of India permits Scheduled Commercial Banks to install off-site ATMs at centers/places identified by them, without having the need to get permission from the Reserve Bank in each case. This would, however, be subject to any direction which the Reserve Bank may issue, including for closure/shifting of any such off-site ATMs, wherever so considered necessary by the Reserve Bank. The banks need to report full details of the off-site ATMs installed by them in terms of the above general permission.

Recently the RBI has given a general permission to Scheduled Commercial Banks to open branches in locations having a population lower than 50,000 and in the case of the north eastern states of India including the state of Sikkim without having the need to obtain prior approvals. The banks are directed to report full details of the branches opened in terms of the above general permission.

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

Capital Adequacy Requirements

The RBI has minimum capital adequacy standards for banks based on the guidelines of the Basel Committee on Banking Regulations and Supervisory Practices (Basel II guidelines).

Under these guidelines, from March 31, 2009, the Bank is required to maintain a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9%, at least 6% of which must be Tier I capital. The capital funds of a bank are classified into Tier I and Tier II capital. Tier I capital provides the most permanent and readily available support against unexpected losses. It is comprised of paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserves, innovative perpetual debt instruments, as reduced by equity investments in subsidiaries, intangible assets, deferred tax assets and losses in the current period and those brought forward from the previous period. Tier II capital consists of undisclosed reserves, revaluation reserves (at a discount of 55%), general provisions and loss reserves (allowed up to a maximum of 1.25% of weighted risk assets), hybrid debt capital instruments (which combine features of both equity and debt securities), cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder) and subordinated debt with an initial maturity of not less than five years. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered Tier II capital cannot exceed 50% of Tier I capital. Banks are permitted to issue perpetual debt with a call option after not less than 10 years, to be exercised with the prior approval of the RBI, for inclusion in Tier I capital up to a maximum of 15% of total Tier I capital as on March 31, of the previous financial year. Banks are also permitted to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with the prior approval of the RBI, for inclusion in Tier II capital as upper Tier II debt. Tier I and Tier II debt instruments may be denominated in foreign currencies subject to the limits prescribed by the RBI.

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

The risk weight for residential mortgage loans of less than Rs. 3 million with loan-to-value ratios of up to 75% is 50% and for loans with values of more than Rs. 3 million with loan-to-value ratios up to 75% is 75%. For loan-to-values greater than 75% the risk weight is 100% notwithstanding the size of the loan. Consumer credit and advances that are included in the Bank’s capital market exposure carry a risk weight of 125% or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

Loan Loss Provisions and Non-Performing Assets

In April 1992, the RBI issued formal guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP.

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

•

the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitization transactions undertaken in accordance with the Reserve Bank of India guidelines on securitisation issued on February 1, 2006; or

•

in respect of derivative transactions, the overdue receivables representing positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment.

“Out-of-Order”Status

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power. In circumstances where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but (i) there are no credits continuously for a period of 90 days as on the date of the balance sheet of the Bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

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

Restructured Assets

The RBI has issued prudential guidelines on restructuring of advances by banks. The guidelines essentially deal with the norms/conditions—the fulfillment of which are required to maintain the category of the restructured account as a ‘standard asset’. The following categories of advances are not eligible for being classified as a standard asset upon restructuring: (a) consumer and personal advances; (b) advances classified as capital market exposures and (c) advances classified as commercial real estate exposures.

The criteria to be fulfilled for the restructured advance to be treated as a ‘standard asset’ includes the viability of the business, infusion of promoters’ contribution, full security coverage, and cap on maximum tenor of repayment. The economic loss, if any, arising as a result of restructuring needs to be provided for in the books of the Bank. The provision is computed as the difference between the fair value of the account before and after restructuring.

Sub-standard accounts which have been subjected to restructuring, whether in respect of a principal installment or interest amount, are eligible to be upgraded to the standard category only after the specified period, i.e. a period of one year after the date when the first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

Corporate Debt Restructuring mechanism

The Reserve Bank of India has devised a corporate debt restructuring system to put in place an institutional mechanism for the restructuring of corporate debt. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporates that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

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

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

A general provision in the range of 0.25% to 1.00% on the outstanding loans is required which is based on the type of exposure.

Sub-Standard Assets

A general provision of 10.0% on total outstanding loans is required. The unsecured exposures which are identified as sub standard would be subject to an additional provision of 10.0% ( i.e. a total of 20.0% on the outstanding balance).

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

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The standards state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions in impaired accounts after obtaining approval from the Bank’s board of directors and with the prior permission of the RBI. Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or, alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets. Further, floating provisions would not include specific voluntary provisions made by banks for advances at rates which are higher than the stipulated rates and consistently adopted from year to year.

Prudential Coverage Ratio

With a view to ensuring countercyclical provisioning in the banking system, the Reserve Bank has mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions, and ensure that their total Provisioning Coverage Ratio (PCR), including floating provisions, is not less than 70 percent. Banks are required to adhere to this norm by the end of September 2010.

Prudential norms for off-balance sheet exposures of banks

RBI in August 2008 issued prudential norms on off-balance sheet exposures of banks. These guidelines prescribe the methodologies to compute credit exposure, capital adequacy, provisioning for standard and non-performing exposures and asset classification of receivables in respect of interest rate and foreign exchange derivative transactions and gold.

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

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, the Reserve Bank had issued guidelines for the purchase/sale of NPAs among banks in July 2005. In terms of these guidelines, banks’ boards are required to lay down policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller and on a cash basis, with the entire consideration being paid up-front. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the NPA on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

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

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern loans made by banks in India. The RBI issues directions covering the loan activities of banks. Important guidelines include norms for bank lending to non-bank financial companies, guidelines on banks’ benchmark lending rates and norms for loans against shares.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector were revised with effect from April 30, 2007. The priority sector broadly comprises agriculture, medium and small enterprises (MSEs), retail trade, micro credit, education and housing subject to certain limits. The guidelines take into account the revised definition of MSEs as per the Micro, Small and Medium Enterprises Development Act, 2006.

The priority sector lending targets (40% and 32% for domestic and foreign banks, respectively) have been linked to the adjusted net bank credit (ANBC) or the credit equivalent amount of off-balance sheet exposures, whichever is higher, as on March 31 of the previous year, as against the previous practice of linking targets to the ongoing net bank credit.

Of the total priority sector advances, agricultural advances are required to be 18% of adjusted net bank credit. Indirect lending in excess of 4.5% of ANBC or the credit equivalent amount of off-balance sheet exposures, whichever is higher, will not be reckoned for computing performance under the 18% target. However, all agricultural advances under the categories ‘direct’ and ‘indirect’ will be reckoned in computing performance under the overall priority sector target. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporate and institutions) at Rs. 10 million per borrower. One third of loans in excess of Rs. 10 million per borrower would also be considered as direct finance while the remaining two thirds would constitute indirect finance. Advances to weaker sections are required to be 10% of adjusted net bank credit, and 1% of the previous year’s net bank credit is required to be lent under the Differential Rate of Interest Scheme. Under the revised guidelines loans up to Rs. 2 million per borrower under housing finance are to be treated as part of priority sector lending. In addition, fresh investments made by banks with NABARD in lieu of non-achievement of priority sector lending targets are no longer eligible to be considered as indirect finance subsequent to the fiscal 2007. The investments that existed as of March 31, 2007 were eligible for classification as indirect agriculture finance until March 31, 2010 or the date of maturity whichever was earlier.

Domestic scheduled commercial banks having a shortfall in lending to priority sector targets shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (RIDF) established with NABARD or funds with other financial institutions, as specified by the Reserve Bank of India.

Export Credit

The RBI also requires banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to internationally competitive financing options. Banks have been advised to reach a level of export credit equivalent of 12% of their adjusted net bank credit.

Credit Exposure Limits

As a measure aimed at better risk management and avoidance of concentration of credit risk, the RBI has prescribed credit exposure limits for banks in respect of their lending to individual borrowers and borrower groups.

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of the bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of the bank. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards of directors, consider enhancement of exposure to a borrower by a further 5.0% of capital funds. With effect from May 29, 2008, the RBI revised the prudential limit to 25% of capital funds in respect of a bank’s exposure to oil companies to whom specified oil bonds have been issued by the Government of India. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where they had exceeded the prudential exposure limits during the year.

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

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies as prescribed by SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10% by an additional 10%, provided the investment is on account of investment in securitization papers issued for infrastructure projects and bonds/debentures issued by Securitisation Companies (SCs)/Reconstruction Companies (RCs) set up under the SARFEASI Act 2002 and registered with RBI. Investments in Security Receipts issued by SCs / RCs registered with RBI, investments in asset backed securities (ABS) and mortgage backed securities (MBS), which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be reckoned as unlisted non-SLR securities for computing compliance with the prudential limits.

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

Restrictions on Investments in a Single Company

In terms of section 19 (2) of the Banking Regulation Act 1949 no banking company shall hold shares in any company, whether as pledgee, mortgagee or absolute owner of an amount exceeding 30 % of the paid up share capital of that company or 30 % of its owned paid up share capital and reserves.

Valuation of Investments

The RBI has issued guidelines for the valuation of investments. These guidelines require banks to classify their entire portfolio of approved securities under three categories: “held for trading,” “available for sale” and “held to maturity.” For disclosure and valuation purposes, the investments are further classified under six groups—government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries and joint ventures and other investments.

There are guidelines for the amount and nature of investments that can be made in the “held to maturity” category. Securities in the “held to maturity” category would have to be valued at cost and any premium paid over face value would be amortized over the period of maturity of the instrument. Investment under the “held for trading” category cannot be held for more than 90 days.

Investments in the “available for sale” and “held for trading” categories are required to be marked to market based on market quotes or on the basis of the yield curve provided by the Fixed Income Money Market Dealers Association of India and Primary Dealers Association of India. Any depreciation on the revaluation of investments of each of the six groups in the “held for trading” and “available for sale” category would have to be recognized in the income account. Net gain on revaluation of investments shall not be recognized in the income account. Banks would be able to shift investments from one category to another only with the approval of the board of directors/committee thereof. Shifting to/from the “held to maturity” category is permitted once a year.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except short selling of central government securities subject to stipulated conditions. The RBI has permitted scheduled commercial banks to undertake short sales of central government securities, subject to the short position being covered within a maximum period of five trading days, including the day of trade. The short positions shall have to be covered only by an outright purchase of an equivalent amount of the same security.

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

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 accepted by Scheduled Commercial Banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the RBI. Banks are required to pay the insurance premium to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The Prevention of Money Laundering Act, 2002 (PMLA) forms the basis of the legal framework put in place in India to combat money laundering. PMLA and the rules thereunder came into force with effect from July 1, 2005. The Director, Financial Intelligence Unit (India) (FIU-IND), Government of India and the Director (Enforcement), Government of India have been conferred with exclusive and concurrent powers under relevant sections of the Act to implement the provisions of the Act. The PMLA and rules thereunder impose obligations on banking companies, financial institutions and intermediaries to verify the identity of their clients, maintain records and furnish information to FIU-IND. PMLA defines money laundering offences and provides for the freezing, seizure and confiscation of the proceeds of crime.

The RBI issued comprehensive guidelines on Know Your Customer and Anti Money Laundering in August 2002 and November 2004 and advised banks to put in place systems and procedures to control financial frauds, identify money laundering and suspicious activities and monitor high value cash transactions. The RBI has also issued guidelines advising banks to be vigilant whilst opening accounts for new customers so as to prevent misuse of the banking system for the perpetration of frauds. A master circular consolidating all the guidelines issued on the Know Your Customer (KYC) Norms/Anti Money Laundering (AML) Standards and Combating Financing of Terrorism (CFT)/Obligations of Banks under PMLA, 2002 is issued on a yearly basis.

Banks have been advised to ensure that a proper policy framework on ‘Know Your Customer’ and Anti-Money Laundering measures with the approval of their boards is formulated and put in place. These policies are required to be framed incorporating four key elements namely (a) Customer Acceptance Policy; (b) Customer Identification Procedures; (c) Monitoring of Transactions; and (d) Risk Management.

Banks are required to develop a clear Customer Acceptance Policy laying down explicit criteria for acceptance of customers. Parameters of risk perception need to be clearly defined in terms of the nature of business activity, location of the customer and his clients, mode of payments, volume of turnover, and social and financial status to enable categorization of customers into low, medium and high risk. The customer acceptance policy should also lay down the documentation requirements and other information to be collected in respect of different categories of customers depending on perceived risk and keeping in mind the requirements of PML Act, 2002 and instructions / guidelines issued by the RBI from time to time.

The policy approved by the boards of banks should clearly spell out the Customer Identification Procedure to be carried out at different stages i.e. while establishing a banking relationship; carrying out a financial transaction or when the bank has a doubt about the authenticity / veracity or the adequacy of the previously obtained customer identification data. Customer identification means identifying the customer and verifying his / her identity by using reliable, independent source documents, data or information. Banks need to obtain sufficient information necessary to establish, to their satisfaction, the identity of each new customer, whether regular or occasional, and the purpose of the intended nature of banking relationship

Banks are expected to exercise ongoing due diligence with respect to the business relationship with every client and closely examine transactions in order to ensure that they are consistent with their knowledge of the client, his business and risk profile and where necessary, the source of funds.

Banks are advised to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, swift identification of the transactions carried out in these accounts and suitable reporting to the FIU-IND. Financial Institutions are required to report to FIU-IND (a) all cash transactions of the value of more than one million rupees or an equivalent in foreign currency; (b) all series of cash transactions integrally connected to each other which have been valued below one million rupees or an equivalent in foreign currency where such series of transactions have taken place within a month and the aggregate value of such transactions exceeds one million ( c) all transactions involving receipts by non-profit organizations of values greater than one million rupees or an equivalent in foreign currency (d) all cash transactions where forged or counterfeit currency notes or bank notes have been used and where any forgery of a valuable security or a document has taken place facilitating the transaction and (e) all suspicious transactions.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio is currently at 6.0%. For this purpose, the following liabilities are not considered:

•	net inter-bank liabilities;

•	refinancing from the RBI and other institutions permitted to offer refinancing to banks; and

•	perpetual debt qualifying for lower Tier 1 capital treatment.

The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70.0% of the required cash reserve ratio on any particular day. Effective from the fortnight beginning March 31, 2007, RBI does not pay any interest on cash reserve ratio balances.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, each bank is required to maintain in India a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India securities and state government securities. This is to maintain liquidity in the banking system. The statutory liquidity ratio is currently at 25%. For this purpose, the following liabilities are not considered:

•	any advance taken from the RBI or from certain other financial institutions;

•	inter-bank liabilities to the extent of inter-bank assets; and

•	perpetual debt qualifying for lower Tier I capital treatment.

Regulations on Asset Liability Management

Guidelines on the ALM system were issued by the RBI in February 1999, covering, inter alia, the interest rate risk and liquidity risk measurement/ reporting framework and prudential limits. Gap statements are prepared by scheduling all assets and liabilities according to the stated or anticipated re-pricing date or maturity date. As a measure of liquidity management, banks were required to monitor their cumulative mismatches across all time buckets in their statement of structural liquidity by establishing internal prudential limits with the approval of their boards/ management committees. As per the guidelines, in the normal course, the mismatches (negative gap) in the time buckets of 1-14 days and 15-28 days were not to exceed 20 percent of the cash outflows in the respective time buckets.

The RBI fine-tuned the guidelines on ALM in order to make liquidity management by banks more dynamic. Taking into consideration the international practices in this regard, the level of sophistication of banks and the need for a sharper assessment and better liquidity management, it was decided that the 1-14 days time bucket be made more granular by splitting it into three time bands,- day 1 (i.e., next day), 2-7 days and 8-14 days. Accordingly, in October 2007, banks were advised that the net cumulative negative mismatches during the next day, 2-7 days, 8-14 days and 15-28 days should not exceed 5 percent, 10 percent, 15 percent and 20 percent of the cumulative outflows, respectively, in order to recognize the cumulative impact on liquidity. Banks were also advised to undertake dynamic liquidity management and prepare the statement of structural liquidity on a daily basis. In the absence of a fully networked environment, banks were allowed to compile the statement on best available data coverage initially but were advised to make conscious efforts to attain 100 percent data coverage in a timely manner.

The statement of structural liquidity was required to be reported to the RBI, once a month, as on the third Wednesday of every month. The frequency of supervisory reporting of the structural liquidity position was increased to fortnightly, with effect from April 1, 2008. Banks are now required to submit the statement of structural liquidity as on the first and third Wednesday of every month to the RBI.

Foreign Currency Dealership

The RBI has granted the Bank a fully Authorized Dealers’ License to deal in foreign exchange through its designated branches. Under this license, the Bank has been granted permission to: engage in foreign exchange transactions in all currencies; open and maintain foreign currency accounts abroad; raise foreign currency and rupee-denominated deposits from non-resident Indians; grant foreign currency loans to on-shore and off-shore corporations; open documentary credits; grant import and export loans; handle collection of bills and funds transfer services; issue foreign currency guarantees; and enter into derivative transactions and risk management activities that are incidental to the Bank’s normal functions as permitted under the provisions of the Banking Regulation Act, 1949.

Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act, 1999. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the ground rules relating to the foreign exchange business in India.

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

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”). All banks are required to monitor the transactions in all non-resident accounts to prevent money laundering. These transactions are governed under the provisions of the Foreign Exchange Management Act, 1999 and The Prevention of Money Laundering Act, 2002.

In March 2006, in view of enhanced stability in India’s external and financial sectors and increased integration of the Indian financial sector in the global economy, the RBI constituted a committee (known as the Tarapore Committee) to set out a roadmap towards Fuller Capital Account Convertibility. This committee has made several recommendations for the development of a foreign exchange market, interaction of monetary and exchange rate policy and the sequencing of capital account liberalization.

In terms of the guidelines prescribed by the RBI, overseas foreign currency borrowings by banks in India should not exceed 50% of its unimpaired Tier 1 capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

The following borrowings would continue to be outside the above limit:

1.	overseas borrowing by banks for the purpose of financing export credit subject to certain conditions prescribed by RBI;

2.	capital funds raised or augmented by the issue of Innovative Perpetual Debt Instruments and Debt Capital Instruments in foreign currency; and

3.	any other overseas borrowing with the specific approval of the Reserve Bank.

Requirements of the Banking Regulation Act

Prohibited Business

Section 6 of the Banking Regulation Act 1949 specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0% of the profits of each year before any dividend is declared. If there is an appropriation from the reserve funds or share premium account, the bank is required to report the same to the RBI within 21 days, explaining the circumstances leading to such appropriation.

Restrictions on Payment of Dividends

The Banking Regulation Act requires that a bank pay dividends on its shares only after all of its expenses capitalized under Indian GAAP (including preliminary expenses, organization expenses, share selling commissions, brokerage on public offerings, amounts of losses and any other items of expenditure not represented by tangible assets) have been completely written off.

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

•

the bank has complied with the prevailing regulations/guidelines issued by the RBI, including creating adequate provisions for the impairment of assets and staff retirement benefits and the transfer of profits to statutory reserves;

•	dividends should be payable out of the current year’s profits; and

•	the RBI has not placed any explicit restrictions on the bank for declarations of dividends.

Banks, which comply with the above prudential requirements, can pay dividends subject to compliance with the following conditions:

•

the dividend payout ratio (calculated as a percentage of “dividends payable in a year” (excluding dividend tax) to “net profit during the year”) should not exceed 40.0%. The RBI has prescribed a matrix of criteria linked to the capital adequacy ratio and the net non-performing assets ratio in order to ascertain the maximum permissible range of the dividend payout ratio; and

•

if the financial statements for which the dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted while calculating the dividend payout ratio.

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulation Act, 1949 specifies that no shareholder in a banking company can exercise voting rights in a poll in excess of 10.0% of total voting rights of all the shareholders of the banking company.

Restriction on Transfer of Shares

RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0% or more of its total paid-up capital.

Regulatory Reporting and Examination Procedures

The RBI is empowered under the Banking Regulation Act, 1949 to inspect the books of accounts and the other operations of a bank. The RBI monitors prudential parameters at regular intervals. The findings of these inspections are provided to the banks, the banks are required to comply with the actions recommended in order to set right any discrepancies in their operations as contained in the inspection findings within a stipulated time frame. Further the banks are required to keep the inspection report confidential as per instructions issued by the RBI. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited balance sheet/statement of income;

•	asset quality;

•	concentration of exposures; and

•	other prudential parameters.

The RBI also conducts periodic on-site inspections of matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We have been subject to on-site inspection by the RBI at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our board, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the findings of the inspection with the Managing Director and Chief Executive Officer of the Bank along with a few members of the Audit Committee of the Board.

The RBI also conducts on-site supervision of selected branches with respect to their general operations and foreign exchange related transactions.

Penalties

The RBI is empowered under the Banking Regulation Act, 1949 to impose penalties on banks and their employees in case of infringement of any provision of the Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Assets to be maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn on/in India and the RBI approved securities, even if the bills and the securities are held outside India) are not less than 75% of its demand and time liabilities in India.

Secrecy Obligations

Our obligations relating to maintaining secrecy arise out of regulatory prescription as also common law principles governing the relationship between us and our customers. We cannot disclose any information to third parties except under certain limited and clearly defined circumstances as detailed in the guidelines issued by the RBI.

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

The Bank also requires the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further investment by the Bank in a subsidiary, financial services company or financial institution should not exceed 10.0% of its paid-up capital and reserves and its aggregate investments in all such companies and financial institutions put together should not exceed 20.0% of its paid-up capital and reserves.

Guidelines for Merger/Amalgamation of Private Sector Banks

The RBI issued detailed guidelines in May 2005 on the merger or amalgamation of private sector banks and for the amalgamation of a non-banking finance company with a banking company. The guidelines lay down the process for a merger proposal, the determination of swap ratios, disclosures, the stages at which the board of directors will get involved in the merger process and norms of buying and selling of shares by the promoters before and during the merger process.

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

Regulations and Guidelines of the Securities and Exchange Board of India (SEBI)

SEBI was established in the year 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of certain of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies. These regulations provide for registering with SEBI, the functions, responsibilities and the code of conduct applicable for each of these activities.

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

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or by current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate, except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, by circular dated March 18, 2004 issued by the RBI and more recently by circular dated September 26, 2007 issued by the RBI, persons resident in India are now permitted to remit up to US$ 200,000 for any permissible current or capital account transaction or a combination of both.

Restrictions on Sales of the Equity Shares Underlying the ADSs and Repatriation of Sale Proceeds

Under the laws of India, ADSs issued by Indian companies to non-residents are freely transferable outside of India. Similarly, under the recent amendments to Indian regulations, no approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a person resident in India, subject to reporting requirements and the applicable pricing norms if the shares are not sold on a recognized Indian exchange.

The Ministry of Finance, Government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares of the Indian issuer company. Pursuant to the terms of the deposit agreement, an investor who surrenders ADRs and withdraws shares is permitted to redeposit such shares subject to the total issued ADRs and obtain ADRs at a later time, subject to compliance with applicable regulations.

Two-Way Fungibility of ADRs

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

The RBI requires the domestic custodian to ensure compliance with RBI guidelines and to file reports with the RBI from time to time. The domestic custodian is also required to perform, inter alia, the following functions in the context of the two-way fungibility of ADSs as per Indian laws:

•	provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;

•	monitor the total number of ADRs that have been converted into underlying shares by non-resident investors;

•	liaise with the issuer company to verify that the sectoral caps for foreign direct investment, if any, are not being breached; and

•	file a monthly report about the ADR transactions under the two-way fungibility arrangement with the RBI and the SEBI.

An investor who surrenders an ADS and withdraws equity shares may be entitled to redeposit those equity shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding equity shares purchased by a non-resident on the local stock exchange and issue ADSs representing those equity shares. However, in each case, the aggregate number of equity shares re-deposited or deposited by such persons cannot exceed the number of shares represented by ADSs as have been previously cancelled and not already replaced by further newly issued ADSs. The RBI has issued a notification, inter alia, permitting Indian companies to sponsor ADR issues against shares held by their shareholders at a price to be determined by the lead manager. Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will, subject to the foregoing, not have to obtain RBI approval for each transaction.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The government of India regulates ownership of Indian companies by non-residents. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act. The Foreign Exchange Management Act, when read together with a series of regulations issued thereunder by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

The Foreign Exchange Management Act has eased restrictions on current account transactions by non-residents. However, the RBI continues to exercise control over capital account transactions (i.e., those that alter the assets or liabilities, including contingent liabilities, of persons). The RBI has issued regulations under the Foreign Exchange Management Act to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

The RBI has issued a notification under the provisions of the Foreign Exchange Management Act relaxing the requirement of prior approval for an Indian company making an ADS issue, provided that the issuer is eligible to issue ADSs pursuant to the relevant scheme or notification issued by the Ministry of Finance or has the necessary approval from the Ministry of Finance.

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment (“FDI”) means investment by a non-resident entity/person resident outside India in the equity shares/compulsorily convertible preference shares/ compulsorily convertible debentures of an Indian company under Schedule 1 of the FEM (Transfer or Issue of Security by a Person Outside India) Regulations, 2000. FIPB approval is required for investment in some sectors, including petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior permission of the FIPB:

•	investments, including a transfer of shares, in excess of specified sectoral caps;

•

transfer of control and / or ownership pursuant to amalgamation, merger, or acquisition of an Indian company, engaged in an activity having limitations on foreign ownership, currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity;

•

investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field as on January 12, 2005. However, prior FIPB approval will not be required in the case of an investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0% or where the existing joint venture is defunct or sick or where the investment is being made in the information technology sector, or an investment by a multi-national financial institution, or an investment in the mining sector for the same area / mineral;

•	investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity;

•	investments in industries for which industrial licensing is compulsory; and

•

all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”)), the activities of which company are not under the “automatic” route under existing Indian exchange control regulations or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code. However, as per a Press Note dated February 10, 2006 issued by the Government of India, the prior permission of the FIPB would not be required for transfer of shares from residents to non-residents in the financial services sector in cases where approvals are required from the RBI, or the Insurance Regulatory and Development Authority or where the provisions of the Takeover Code apply (both of which will require prior approval of the RBI).

A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh) has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions.

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

Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

•

Foreign investors may own up to 74.0 % of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49% is permitted under the automatic route and FDI above 49% requires prior approval of the FIPB. It includes FDI, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors and also by Non-Resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in HDFC Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents.

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

•

Under the portfolio investment scheme, foreign institutional investors, subject to registration with SEBI and the RBI, may hold in aggregate up to 24.0% of the paid-up equity capital of a company (including a private sector banking company). Subject to a resolution of the board of directors and a special resolution of the shareholders this limit may be raised to 49% of the total issued capital of a private sector banking company; no single foreign institutional investor may own more than 10.0% of the total issued capital of the company; a corporate or individual sub-account of the foreign institutional investor may not hold more than 5.0% of the total issued capital of a company; a broad based sub-account may not hold more than 10.0% of the total issued capital of a company and no single Non-Resident Indian may own more than 5.0% of the total issued capital of the company. In addition, overseas corporate bodies are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

SEBI, through the SEBI (Foreign Institutional Investors) (Amendment) Regulations, 2008, which amended the Foreign Institutional Investors Regulations, has provided that, a FII may issue, deal in or hold offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities that are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with the “know your client” requirement. The FII is also required to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity. Further, FII cannot issue offshore derivative instruments with derivatives tradable on any recognized stock exchange in India as the underlying security. Sub-accounts cannot issue offshore derivative instruments. Also, SEBI, has broadened the scope of who can apply in order to be granted a registration and the criteria that would be followed and has stated that a foreign institutional investor shall be responsible and liable for all acts of commission and omission of all its sub-accounts and other deeds and things done by such sub-accounts in their capacity as sub-accounts under these regulations.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2010. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on those criteria and our assessment we believe that, as of March 31, 2010, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, Deloitte Haskins & Sells, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

September 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited:

Mumbai, India

We have audited the Internal Control over Financial Reporting of HDFC Bank Limited and subsidiaries (the “Bank”) as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Bank and our report dated September 30, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

September 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited:

Mumbai, India

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the “Bank”) as of March 31, 2009 and 2010, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2010 all expressed in Indian Rupees. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HDFC Bank Limited and subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 30, 2010 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2010, also comprehended the translation of Indian Rupee amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1(y). The translation of the consolidated financial statement amounts into United States dollars has been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells
Chartered Accountants
Mumbai, India
September 30, 2010

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2009		2010		2010
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	171,224.4	Rs.	297,558.5	US$	6,619.8
Term placements		34,473.2		58,166.3		1,294.0
Investments held for trading, at fair value		35,386.2		28,158.8		626.4
Investments available for sale, at fair value (includes restricted investments of Rs. 234,287.4 and Rs. 384,318.2 (US$ 8,549.9) respectively)		508,106.3		481,398.8		10,709.7
Securities purchased under agreements to resell		25,497.2		20,000.0		444.9
Loans (net of allowance of Rs. 24,550.9 and Rs. 23,760.6 (US$ 528.6) respectively)		986,495.0		1,297,180.4		28,858.3
Accrued interest receivable		13,251.9		13,767.3		306.3
Property and equipment, net		20,649.4		22,302.8		496.2
Intangible assets, net		12,731.0		8,961.5		199.4
Goodwill		74,937.9		74,937.9		1,667.1
Other assets		137,992.3		114,088.1		2,538.2

Total assets	Rs.	2,020,744.8	Rs.	2,416,520.4	US$	53,760.3

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	1,142,281.9	Rs.	1,301,046.0	US$	28,944.3
Non-interest-bearing deposits		284,006.7		371,354.3		8,261.5

Total deposits		1,426,288.6		1,672,400.3		37,205.8
Short-term borrowings		27,237.0		98,165.0		2,183.9
Accrued interest payable		33,225.3		19,964.2		444.1
Long-term debt		67,598.8		75,854.4		1,687.5
Accrued expenses and other liabilities		216,342.0		243,682.3		5,421.4

Total liabilities		1,770,691.7		2,110,066.2		46,942.7

Commitments and contingencies (See Note 25)

Shareholders’ equity:
Equity shares: par value—Rs. 10 each; authorized 550,000,000 shares and 550,000,000 shares; issued and outstanding 425,384,109 shares and 457,743,272 shares, respectively		4,253.8		4,577.4		101.8
Additional paid in capital		178,887.7		223,784.9		4,978.5
Retained earnings		34,845.9		47,059.1		1,046.9
Statutory reserve		22,987.3		30,359.0		675.4
Accumulated other comprehensive income (loss)		8,523.0		(198.7)		(4.4)

Total HDFC Bank Limited shareholders’ equity		249,497.7		305,581.7		6,798.2

Noncontrolling interest in subsidiaries		555.4		872.5		19.4
Total shareholders’ equity		250,053.1		306,454.2		6,817.6

Total liabilities and shareholders’ equity	Rs.	2,020,744.8	Rs.	2,416,520.4	US$	53,760.3

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2008		2009		2010		2010
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	72,595.9	Rs.	117,281.5	Rs.	118,364.5	US$	2,633.4
Trading securities		3,449.3		3,382.3		4,445.2		98.9
Available for sale securities		25,261.4		35,636.9		33,304.6		740.9
Other		2,943.1		2,696.1		2,537.0		56.4

Total interest and dividend revenue		104,249.7		158,996.8		158,651.3		3,529.6

Interest expense:
Deposits		42,667.1		76,748.1		69,854.0		1,554.0
Short-term borrowings		4,093.6		5,799.6		1,420.4		31.6
Long-term debt		2,646.0		3,490.3		6,052.6		134.7
Other		7.3		76.9		393.0		8.7

Total interest expense		49,414.0		86,114.9		77,720.0		1,729.0

Net interest revenue		54,835.7		72,881.9		80,931.3		1,800.6
Provision for credit losses		13,367.7		20,394.9		18,193.9		404.8

Net interest revenue after provision for credit losses		41,468.0		52,487.0		62,737.4		1,395.8

Non-interest revenue, net:
Fees and commissions		18,443.1		25,672.1		30,469.3		677.8
Trading securities gains, net		243.3		1,114.2		100.2		2.2
Realized gain on sales of available for sale securities, net		379.7		2,939.9		4,574.9		101.8
Other than temporary impairment losses on available for sale securities		(211.3)		(112.4)		(445.5)		(9.9)
Foreign exchange transactions		1,445.0		4,703.9		5,091.6		113.2
Derivatives		(1,054.9)		(2,063.8)		2,911.0		64.8
Other, net		1,101.7		1,349.1		198.2		4.6

Total non-interest revenue, net		20,346.6		33,603.0		42,899.7		954.5

Total revenue, net		61,814.6		86,090.0		105,637.1		2,350.3

Non-interest expense:
Salaries and staff benefits		19,169.6		29,169.0		31,665.9		704.5
Premises and equipment		4,729.3		8,650.7		11,033.2		245.5
Depreciation and amortization		2,816.0		3,731.4		4,133.7		92.0
Administrative and other		15,546.9		18,332.8		17,808.6		396.2
Amortization of intangible assets		—		3,271.0		3,769.5		83.9

Total non-interest expense		42,261.8		63,154.9		68,410.9		1,522.1

Income before income tax expense		19,552.8		22,935.1		37,226.2		828.2
Income tax expense		6,307.6		7,737.4		12,338.4		274.5

Net income before noncontrolling interest	Rs.	13,245.2	Rs.	15,197.7	Rs	24,887.8	US$	553.7
Less:Net income attributable to noncontrolling interest		91.0		93.4		317.1		7.1

Net income attributable to HDFC Bank Limited	Rs.	13,154.2	Rs.	15,104.3	Rs.	24,570.7	US$	546.6

Per share information:
Earnings per equity share—basic	Rs.	38.24	Rs.	36.40	Rs.	56.30	US$	1.25
Earnings per equity share—diluted	Rs.	37.75	Rs.	36.21	Rs.	55.61	US$	1.24
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	114.72	Rs.	109.20	Rs.	168.90	US$	3.76
Earnings per ADS—diluted	Rs.	113.25	Rs.	108.63	Rs.	166.83	US$	3.71

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2008		2009		2010		2010
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	13,245.2	Rs.	15,197.7	Rs.	24,887.8	US$	553.7
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		13,367.7		20,394.9		18,193.9		404.8
Depreciation and amortization		2,816.0		3,731.4		4,133.7		92.0
Amortization of intangibles		—		3,271.0		3,769.5		83.9
Amortization of deferred acquisition costs		2,916.5		3,671.2		3,664.3		81.5
Amortization of premium (discount) on investments		2,642.2		4,215.3		3,760.6		83.7
Other than temporary impairment of investment		211.3		112.4		445.5		9.9
Provision for deferred income taxes		(2,354.7)		(1,574.7)		(1,318.3)		(29.3)
Share based compensation expense		1,667.4		1,971.9		3,580.6		79.7
(Gain) loss on securitization of loans		(13.3)		(1,182.9)		—		—
Net realized (gain) loss on sale of available for sale securities		(379.7)		(2,939.9)		(4,574.9)		(101.8)
(Gain) loss on disposal of property and equipment, net		(7.3)		(39.9)		(37.9)		(0.8)
Exchange (gain) loss						1,517.4		33.8
Net change in:
Investments held for trading		(109,273.7)		78,171.6		7,227.4		160.8
Accrued interest receivable		4,445.2		342.7		(525.3)		(11.7)
Other assets		(29,766.6)		(56,007.4)		29,916.1		665.3
Accrued interest payable		(293.4)		14,134.0		(13,261.7)		(295.0)
Accrued expense and other liabilities		51,117.3		42,707.1		27,685.7		615.9

Net cash provided by operating activities		(49,659.9)		126,176.4		109,064.4		2,426.4

Cash flows from investing activities:
Net change in term placements		6,898.2		(19,236.9)		(23,646.0)		(526.1)
Activity in available for sale securities:
Purchases		(259,919.0)		(240,626.4)		(231,417.2)		(5,148.3)
Proceeds from sales		73,274.8		121,835.6		162,692.6		3,619.4
Maturities, prepayments and calls		73,069.7		100,268.4		82,571.4		1,837.0
Net change in repurchase options and reverse repurchase options		31,094.3		(67,091.5)		5,497.2		122.3
Proceeds from loans securitized		2,913.9		22,595.0		—		—
Loans purchased		(15,076.5)		(54,244.6)		(72,747.8)		(1,618.4)
Repayments on loans purchased		14,306.5		19,307.6		23,836.4		530.3
Increase in loans originated, net of principal collections		(197,034.3)		(129,660.7)		(284,839.6)		(6,336.8)
Additions to property and equipment		(6,470.4)		(6,880.5)		(5,978.6)		(133.0)
Proceeds from sale or disposal of property and equipment		97.8		117.6		123.8		2.8
Cash on acquisition of CBoP, net		—		20,567.5		—		—

Net cash used in investing activities		(276,845.0)		(233,048.9)		(343,907.8)		(7,650.8)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2008		2009		2010		2010
	(In millions)
Cash flows from financing activities:
Net increase in deposits		323,562.1		212,222.8		246,365.0		5,480.9
Net increase (decrease) in short-term borrowings		34,005.2		(102,832.5)		70,763.3		1,574.3
Proceeds from issuance of long-term debt		—		24,284.7		10,201.0		226.9
Retirement of long-term debt		(916.4)		(4,058.8)		(936.8)		(20.8)
Proceeds from issuance of equity shares for options exercised		1,292.3		794.0		5,559.7		123.7
Proceeds from issuance of shares		37,839.6		—		—		—
Proceeds from issuance of warrants/equity shares on exercise of warrants		—		4,009.2		36,080.5		802.7
Payment of dividends and dividend tax		(2,616.3)		(3,530.5)		(4,985.8)		(110.9)

Net cash provided by financing activities		393,166.5		130,888.9		363,046.9		8,076.8

Effect of exchange rate changes on cash and cash equivalents						(1,869.4)		(41.6)
Net change in cash and cash equivalents		66,661.6		24,016.4		126,334.1		2,810.6
Cash and cash equivalents, beginning of year		80,546.4		147,208.0		171,224.4		3,809.2

Cash and cash equivalents, end of year	Rs.	147,208.0	Rs.	171,224.4	Rs.	297,558.5	US$	6,619.8

Supplementary cash flow information:
Interest paid	Rs.	49,707.4	Rs.	71,980.9	Rs.	90,981.1	US$	2,024.1
Income taxes paid	Rs.	8,376.0	Rs.	18,674.2	Rs.	14,526.2	US$	323.2
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	174.3	Rs.	327.6	Rs.	221.9	US$	4.9
On acquisition of CBoP by stock-for-stock exchanges
Non—cash assets acquired at fair value		—		321,205.0	Rs.	—	US$	—
Liabilities assumed at fair value		—		239,003.1	Rs.	—	US$	—
Net		—		82,201.9	Rs.	—	US$	—
Non-cash financing activities
Stocks issued in connection with acquisition of CBoP		—		100,469.5	Rs.	—	US$	—

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity		Comprehensive income
	(In millions, except for equity shares)
Balance at March 31, 2007	319,389,608	Rs.	3,193.9	Rs.	30,226.6	Rs.	24,503.3	Rs.	11,218.2	Rs.	(3,633.9)	Rs.	65,508.1	Rs.	321.6	Rs.	65,829.7

Shares issued upon exercise of options	1,677,800		16.8		1,275.5								1,292.3				1,292.3
Shares issued in public offering	19,783,512		197.8		23,740.8								23,938.6				23,938.6
Shares issued on preferential basis	13,582,000		135.8		13,765.2								13,901.0				13,901.0
Share based compensation					1,667.4								1,667.4				1,667.4
Dividends, including dividend tax							(2,616.3)						(2,616.3)				(2,616.3)
Transfer to statutory reserve							(3,975.5)		3,975.5				—				—
Net income							13,154.2						13,154.2		91.0		13,245.2	Rs. 13,245.2
Unrealized loss reclassified to earnings [net of tax Rs. 117.3]											227.7		227.7				227.7	227.7
Change in the unrealized net loss on available for sale securities, [net of tax Rs. 1,144.6]											2,172.3		2,172.3				2,172.3	2172.3
Acquisition of subsidiary															49.4		49.4
Comprehensive income																		Rs. 15,645.2
Comprehensive income attributable to HDFC Bank Limited																			Rs. 15,554.2
Comprehensive income attributable to Noncontrolling interest																			91.0

Total Comprehensive income																			Rs. 15,645.2

Balance at March 31, 2008	354,432,920	Rs.	3,544.3	Rs.	70,675.5	Rs.	31,065.7	Rs.	15,193.7	Rs.	(1,233.9)	Rs.	119,245.3	Rs.	462.0	Rs.	119,707.3
Shares issued upon exercise of options	1,067,233		10.7		783.3								794.0				794.0
Shares issued in connection with acquisition of CBoP	69,883,956		698.8		101,447.8								102,146.6				102,146.6
Share based compensation					1,971.9								1,971.9				1,971.9
Dividends, including dividend tax							(3,530.5)						(3,530.5)				(3,530.5)
Transfer to statutory reserve							(7,793.6)		7,793.6				—				—
Proceed from issue of warrants					4,009.2								4,009.2				4,009.2
Net income							15,104.3						15,104.3		93.4		15,197.7	Rs. 15,197.7
Unrealized gain reclassified to earnings [net of tax Rs. (51.8)]											(100.6)		(100.6)				(100.6)	(100.6)
Change in the unrealized net loss on available for sale securities, [net of tax Rs.5,021.8]											9,857.5		9,857.5				9,857.5	9,857.5
Comprehensive income																		Rs. 24,954.6
Comprehensive income attributable to HDFC Bank Limited																			Rs. 24,861.2
Comprehensive income attributable to Noncontrolling interest																			93.4

Total Comprehensive income																			Rs. 24,954.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity		Comprehensive income
	(In millions, except for equity shares)
Balance at March 31, 2009	425,384,109	Rs.	4,253.8	Rs.	178,887.7	Rs.	34,845.9	Rs.	22,987.3	Rs.	8,523.0	Rs.	249,497.7	Rs.	555.4	Rs.	250,053.1
Shares issued upon exercise of warrants	26,200,220		262.0		35,818.5								36,080.5				36,080.5
Shares issued upon exercise of options	6,158,943		61.6		5,498.1								5,559.7				5,559.7
Share based compensation					3,580.6								3,580.6				3,580.6
Dividends, including dividend tax							(4,985.8)						(4,985.8)				(4,985.8)
Transfer to statutory reserve							(7,371.7)		7,371.7
Net income							24,570.7						24,570.7		317.1		24,887.8		Rs. 24,887.8
Unrealized gain reclassified to earnings [net of tax Rs.(1,528.0) ]											(3,072.0)		(3,072.0)				(3,072.0)		(3,072.0)
Change in the unrealized gain on available for sale securities, [net of tax Rs.(2,955.3)]											(5,634.3)		(5,634.3)				(5,634.3)		(5,634.3)
Foreign currency translation reserve											(15.4)		(15.4)				(15.4)		(15.4)
Comprehensive income																			Rs. 16,166.1
Comprehensive income attributable to HDFC Bank Limited																				Rs. 15,849.0
Comprehensive income attributable to Noncontrolling interest																				317.1

Total Comprehensive income																				Rs. 16,166.1

Balance at March 31, 2010	457,743,272	Rs.	4,577.4	Rs.	223,784.9	Rs.	47,059.1	Rs.	30,359.0	Rs.	(198.7)	Rs.	305,581.7	Rs.	872.5	Rs.	306,454.2
Balance at March 31, 2010	457,743,272	US$	101.8	US$	4,978.5	US$	1,046.9	US$	675.4	US$	(4.4)	US$	6,798.2	US$	19.4	US$	6,817.6	US$	359.6

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Bank

HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulations Act, 1949. The Bank’s shares are listed on the Bombay Stock Exchange Ltd. and The National Stock Exchange of India Ltd., its ADSs are listed on the New York Stock Exchange and its GDRs are listed on the Luxembourg Stock Exchange.

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 23.73 % of the Bank’s equity as of March 31, 2010. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

The Bank had in June 2008 issued 26,200,220 warrants convertible into an equivalent number of equity shares to HDFC Limited on a preferential basis at a rate of Rs. 1,530.13 each on terms and conditions that the warrants be exercised on or before December 2, 2009. HDFC Limited has since exercised its rights. The Bank allotted 26,200,220 equity shares to HDFC Limited on November 30, 2009.

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

Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under Financial Accounting Standard Board Accounting Standard Codification “FASB ASC” Topic 810 “Consolidation of Variable Interest Entities” [Formerly “Interpretation No. 46 (Revised)”]. All significant inter-company accounts and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

c. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment and valuation of derivatives.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Bank also records unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, the Bank stratifies such loans based on the number of days past due and takes into account historical losses for such product, the nature of security available and loan to value ratios.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

k. Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of fixed assets on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Premises	1.63%
Software and systems	20.00%
Equipment and furniture	10.00%-33.33%

For assets purchased and sold during the year, depreciation is provided on a pro rata basis by the Bank.

l. Impairment or disposal of tangible long lived assets

Whenever events or circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Bank subjects such long lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Bank recognizes an impairment loss estimated as the difference between the carrying value and the net realizable value.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

m. Income tax

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

Effective April 1, 2007, the Bank adopted the provisions of FASB ASC 740 (Formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109). FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax.

n. Revenue recognition

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

o. Foreign currency transactions

The Bank’s functional currency is the Indian rupee, except for a foreign branch for which the functional currency is U.S. Dollars. Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are converted into respective functional currency using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on foreign currency transactions are included in the determination of net income.

For the foreign branch, which has the functional currency as U.S.Dollars, the assets, liabilities and operations are translated, for consolidation purposes, from U.S.Dollars to the Indian Rupee reporting currency at period-end rates for assets and liabilities and at average rates for operations. The resulting unrealized gains or losses are reported as a component of accumulated OCI.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

p. Stock-based compensation

The fair value of stock based compensation is estimated on the date of each grant based on a pricing model. For further information, see note 20.

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

The Bank enters into forward exchange contracts, currency swaps and currency options with its customers and typically transfers such customer exposures in the inter-bank foreign exchange markets. The Bank also enters into such instruments to cover its own foreign exchange exposures. All such instruments are carried at fair value, determined based on market quotations or market based inputs.

The Bank enters into rupee interest rate swaps for its own account. The Bank also enters into interest rate currency swaps and cross currency interest rate swaps with its customers and typically lays these off in the inter-bank market. Such contracts are carried on the balance sheet at fair value, or priced using market determined yield curves.

u. Business combination

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date. As such, the historical cost basis of individual assets and liabilities are adjusted to reflect their fair value in accordance with FASB ASC 805 ‘Business combinations’.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

v. Goodwill and other intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with FASB ASC 350-20 ‘ Goodwill’. Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Intangible assets consist of branch network, customer list, core deposit intangible and favorable leases. These are amortized over their estimated useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives	Amortization method
	(years)
Branch network	6	Straight-line
Customer relationship	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	15	Straight-line

w. Recently adopted accounting standards

In December 2007, FASB issued SFAS No. 141 (revised 2007), Business combinations (now incorporated in ASC 805 Business Combinations). This codification modifies the accounting for business combinations and requires the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, this codification requires: 1. Stock consideration to be measured based on the quoted market price as of the acquisition date; 2. the expensing of acquisition-related transaction and restructuring costs; 3. certain contingent assets and liabilities acquired, as well as contingent consideration, to be recognized at fair value at the acquisition date with subsequent changes in fair value. This codification also modifies the accounting for certain acquired income tax assets and liabilities. This codification applies to business combinations for which the acquisition date is on or after the beginning of annual reporting periods beginning on or after December 15, 2008. The Bank adopted the provisions of this codification effective April 1, 2009 and is applicable to business combinations completed on or after April 1, 2009, as required.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (now incorporated in ASC 810 Consolidation). This codification requires that the equity interest of noncontrolling interests in subsidiaries be presented as a separate item in the stockholders’ equity rather than as a liability in the Consolidated Financial Statements and to account for transactions between an entity and noncontrolling owners as equity transactions if the parent retains its controlling financial interest in the subsidiary. This codification also establishes accounting and reporting standards for changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of the remaining investment, rather than the previous carrying amount of that retained investment. The Bank adopted the provisions of the codification effective April 1, 2009. The adoption modified the presentation of “Minority interests”, which is renamed to “Non-controlling interests” and is presented within equity. The adoption did not have material effect on the Bank’s consolidated financial position or results of operation.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an Amendment to SFAS 133 (now incorporated into ASC 815-10-50, Derivatives and Hedging—Disclosure). The codification requires enhanced disclosures about derivative instruments and hedged items that are accounted for under ASC 815 related interpretations. This codification improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. The Bank adopted the provisions of this codification effective April 1, 2009. The adoption required only additional disclosures and did not have material effect on the Bank’s consolidated financial position or results of operation.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers’ Disclosures about Pensions and Other Postretirement Benefit Plan Assets (now incorporated into ASC 715-20-50, Compensation and Benefits—Disclosure). It provides guidance related to an employer’s disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. This codification requires that disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. The Bank adopted the provisions of this codification effective April 1, 2009. The adoption required only additional disclosures, and did not have material effect on the Bank’s consolidated financial position or results of operations.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2) (now ASC 320-10-35-34, Investments—Debt and Equity Securities: Recognition of an Other-Than-Temporary Impairment). This codification amends the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities. The Bank has adopted the provisions of this codification effective April 1, 2009. The adoption did not have material effect on the Bank’s consolidated financial position or results of operation.

In May 2009 the FASB issued SFAS No. 165, “Subsequent Events” (now FASB ASC 855-10, Subsequent Events). This codification sets forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The Bank has adopted the provisions of this codification effective April 1, 2009 and the adoption did not have an impact on the Bank’s financial position or results of operation. In February 2010, the FASB issued ASU No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. The amendments in the ASU remove the requirement for a Securities and Exchange Commission (“SEC”) filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendments in the ASU were effective upon issuance. The adoption of this ASU did not have a material impact on the Bank’s consolidated financial position or results of operation.

In June 2009, the FASB issued SFAS No. 168, The FASB accounting standards codification and the hierarchy of Generally Accepted Accounting Principles (now codified in FASB ASC Topic 105 Generally Accepted Accounting Principles). The guidance contained in the codification supersedes all non-SEC guidance. The codification does not change the GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. As a result, references to accounting literature contained in the Bank’s financial statements have been updated to reflect the new codification references. This codification defines the new hierarchy for U.S. generally accepted accounting principles (GAAP) and explains how the FASB will use its Accounting Standards Codification (ASC) as the sole source for all authoritative guidance. The Bank has adopted the Codification effective April 1, 2009 and the adoption did not have an impact on the Bank’s consolidated financial position or results of operation.

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). This ASU provides guidance on measuring the fair value of certain alternative investments. The ASU permits entities to use net asset value as a practical expedient to measure the fair value of their investments in certain investment funds. The ASU also requires additional disclosures regarding the nature and risks of such investments and provides guidance on the classification of such investments as Level 2 or Level 3 of the fair value hierarchy. The codification is effective for all reporting periods that end after December 15, 2009. The Bank has since adopted the Codification effective April 1, 2009 and the adoption did not have an impact on the Bank’s consolidated financial position or results of operation.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

x. Recently issued accounting pronouncements not yet effective

In June 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (now incorporated into ASC 860, Transfers and Servicing). It eliminates the concept of a “qualifying special-purpose entity”(QSPEs), changes the requirements for derecognizing financial assets, and requires additional disclosures. This codification is effective for fiscal years that begin after November 15, 2009. The impact on the Bank’s consolidated financial statement, if any, on application of this codification with effect from April 1, 2010 is currently being evaluated.

In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (now incorporated into ASC 810, Consolidation). This codification details three key changes to the consolidation model. First, former QSPEs will now be included in the scope of SFAS 167. In addition, the FASB has changed the method of analyzing which party to a variable interest entity (VIE) should consolidate the VIE (known as the primary beneficiary) to a qualitative determination of which party to the VIE has “power” combined with potentially significant benefits or losses, instead of the current quantitative risks and rewards model. The entity that has power has the ability to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Finally, the new standard requires that the primary beneficiary analysis be re-evaluated whenever circumstances change. The current guidance require reconsideration of the primary beneficiary only when specified reconsideration events occur. The impact on the Bank’s consolidated financial statement, if any, on application of this codification with effect from April 1, 2010 is currently being evaluated.

In August 2009, the FASB issued ASU 2009-05 to provide guidance on measuring the fair value of liabilities under ASC 820. This ASU provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses quoted prices for similar liabilities (or an identical liability) when traded as assets. 2. Another valuation technique that is consistent with the principles of ASC 820. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required, are Level 1 fair value measurements. The guidance provided in ASU 2009-05 is effective for first reporting period (including interim periods) beginning after August 2009. The adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06 Improving Disclosures about Fair Value Measurements and Disclosures. This ASU requires disclosing the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. This ASU requires only additional disclosures and hence adoption of this ASU is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In April 2010, FASB issued ASU 2010-18, Effect of a Loan Modification When the Loan is Part of a Pool That is Accounted for as a Single Asset. This ASU provides that modifications of loans that are accounted for within a pool under ASC 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. This update does not affect the accounting for loans that are not accounted for within pools. The guidance contained in this update is effective for interim and annual reporting periods ending on or after July 15, 2010. The impact on the Bank’s consolidated financial statement, if any, on application of this codification with effect from April 1, 2010 is currently being evaluated.

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires additional disclosures about a company’s allowance for credit losses and the credit quality of the loan portfolio. The additional disclosures include a rollforward of the allowance for credit loss on a disaggregated basis and more information, by type of receivable, on credit quality indicators including aging and troubled debt restructurings as well as significant purchases and sales. The guidance contained in this update is effective for interim and annual reporting periods ending on or after December 15, 2010. This new accounting guidance does not change the accounting model, and accordingly, will have no impact on the Bank’s consolidated financial position or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

y. Convenience translation

The accompanying financial statements have been expressed in Indian rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2010 have been translated into U.S. dollars at U.S.$1.00 = Rs. 44.95 based on the noon buying rate for cable transfers on March 31, 2010 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

2. Business combination

Effective May 23, 2008, the Bank acquired Centurion Bank of Punjab Limited (“CBoP”) . Both the entities were banking companies incorporated under the Companies Act, 1956 and licensed by the Reserve Bank of India under the Banking Regulation Act, 1949.

The transaction was completed during the fiscal year year ended March 31, 2009 and accounted for as business combination, which resulted in goodwill of Rs. 74,937.9 million and intangible assets of Rs. 16,002.0 million. CBoP, a private sector Bank, offered a wide spectrum of retail, small and medium enterprise and corporate banking products and services. The primary purpose for the acquisition was to realize potential synergies and growth opportunities from combining the businesses of CBoP. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill.

The purchase consideration amounted to Rs. 102,769.4 million, of which Rs. 100,469.5 million was paid by way of the issuance of one equity share of HDFC Bank Limited (face value Rs.10.0) in exchange for every 29 equity shares of CBoP (face value Re. 1.0).

Purchase price allocation

The acquisition is accounted for under the purchase method of accounting in accordance with former SFAS No. 141, “Business Combinations”. The purchase price of CBoP amounted to Rs. 102,769.4 million, of which Rs. 100,469.5 million is by way of issue of equity shares, Rs. 622.8 million by way of direct acquisition costs and cost of Rs. 1,677.1 million arising from issue of the Bank’s stock options issued in exchange for the outstanding CBoP’s stock options held by its employees as of the acquisition date.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of May 23, 2008 as summarized below:

	(in millions)		(in millions)
Purchase Price
Issue of 69,883,956 equity shares	Rs.	100,469.5	US$	1,975.0
Direct acquisition costs		622.8		12.2
Issue of stock options to employees		1,677.1		33.0

Total purchase price		102,769.4		2,020.2

Assets acquired:
Cash and cash equivalents		20,567.5		404.3
Term placements		9,318.7		183.2
Investments, available for sale		57,236.7		1,125.2
Loans		152,030.3		2,988.4
Accrued interest receivable		2,296.9		45.2
Property and equipment, net		3,288.9		64.7
Intangible assets		16,002.0		314.6
Other assets		6,093.6		119.8

Total assets acquired		266,834.6		5,245.4

Liabilities assumed:
Deposits		208,155.7		4,092.0
Short-term borrowings		591.9		11.6
Accrued interest payable		2,349.0		46.2
Long-term debt		14,687.8		288.7
Accrued expenses and other liabilities		13,218.7		259.8

Total estimated liabilities acquired		239,003.1		4,698.3

Total fair value of net assets acquired		27,831.5		547.1

Goodwill	Rs.	74,937.9	US$	1,473.1

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

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2009 and 2010 include balances of Rs. 119,410.2 million and Rs. 130,480.2 million respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs. 95.6 million (USD 2.1 million).

5. Investments, held for trading

The portfolio of trading securities at March 31, 2009 and 2010 was as follows:

	As of March 31, 2009
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized losses		Fair Value
	(In millions)
Government of India securities	Rs.	34,833.3	Rs.	3.3	Rs.	108.8	Rs.	34,727.8
Securities issued by Government of India sponsored institutions		606.3		4.6		—		610.9

Total Debt Securities		35,439.6		7.9		108.8		35,338.7
Equity securities		44.8		2.8		0.1		47.5

Total	Rs.	35,484.4	Rs.	10.7	Rs.	108.9	Rs.	35,386.2

	As of March 31, 2010
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	20,867.9	Rs.	1.0	Rs.	8.0	Rs.	20,860.9
Securities issued by Government of India sponsored institutions		442.4		3.6		0.3		445.7
Securities issued by state government sponsored institutions		354.3		15.0		0.3		369.0
Other corporate/financial institution bonds		500.0		22.1		—		522.1
Deposit Certificates issued by banks		5,892.5		—		—		5,892.5

Total Debt Securities		28,057.1		41.7		8.6		28,090.2
Equity securities		69.7		0.4		1.5		68.6

Total	Rs.	28,126.8	Rs.	42.1	Rs.	10.1	Rs.	28,158.8

Total	US$	625.7	US$	0.9	US$	0.2	US$	626.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investments, available for sale

The portfolio of available for sale securities at March 31, 2009 and 2010 was as follows:

	As of March 31, 2009
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	459,973.3	Rs.	13,389.4	Rs.	676.9	Rs.	472,685.8
Securities issued by Government of India sponsored institutions		2,640.4		75.5		0.3		2,715.6
State government securities		1,585.4		78.4		—		1,663.8
Securities issued by state government sponsored institutions		19.3		0.5		—		19.8
Credit substitutes (See Note 8)		4,229.4		26.2		3.3		4,252.3
Other corporate/financial institution bonds		164.0		2.5		—		166.5
Deposit Certificates issued by banks		13,936.4		—		—		13,936.4

Debt securities, other than asset and mortgage-backed securities		482,548.2		13,572.5		680.5		495,440.2
Mortgage-backed securities		8,738.7		159.4		216.8		8,681.3
Asset-backed securities		3,642.8		62.0		14.7		3,690.1
Other securities		287.9		—		—		287.9
Mutual fund units		10.0		—		3.2		6.8

Total	Rs.	495,227.6	Rs.	13,793.9	Rs.	915.2	Rs.	508,106.3

Securities with gross unrealized losses							Rs.	46,448.5
Securities with gross unrealized gains								461,657.8

							Rs.	508,106.3

	As of March 31, 2010
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	469,589.1	Rs.	2,744.2	Rs.	3,079.7	Rs.	469,253.6
Securities issued by Government of India sponsored institutions		928.2		59.7		—		987.9
State government securities		494.6		8.1		—		502.7
Securities issued by state government sponsored institutions		19.7		0.2		—		19.9
Credit substitutes (See Note 8)		2,429.2		47.1		—		2,476.3
Other corporate/financial institution bonds		603.6		3.4		—		607.0

Debt securities, other than asset and mortgage-backed securities		474,064.4		2,862.7		3,079.7		473,847.4
Mortgage-backed securities		6,171.9		90.6		36.2		6,226.3
Asset-backed securities		662.8		19.4		—		682.2
Other securities		639.7		3.2		—		642.9

Total	Rs.	481,538.8	Rs.	2,975.9	Rs.	3,115.9	Rs.	481,398.8

Total	US$	10,712.8	US$	66.2	US$	69.3	US$	10,709.7

Securities with gross unrealized losses							Rs.	241,461.1
Securities with gross unrealized gains								239,937.7

							Rs.	481,398.8

							US$	10,709.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 474,349.6 million and Rs. 469,761.3 million as of March 31, 2009 and March 31, 2010, respectively, are eligible for placement towards the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions. Of these investments Rs. 234,287.4 million as of March 31, 2009 and Rs.384,318.2 million (US$ 8,549.9 million) as of March 31, 2010 respectively, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS). These have been kept with the Clearing Corporation of India Limited and RBI.

In April 2009, the Bank adopted the new accounting guidance for OTTI stated in FASB ASC 320-10. This pertains to recognition and presentation of other-than-temporary impairments which was issued on April 9, 2009 (formerly issued as FSP No. FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments”). The Bank did not record a transition adjustment for securities held at March 31, 2009 that were previously considered other-than-temporarily impaired. The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near term prospects of the issuer, and the Bank’s ability and intent to hold the investment for a period sufficient to allow for any anticipated recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 211.3 million, Rs. 112.4 million and Rs. 445.5 million (US$ 9.9 million) as other than temporary impairment in fiscal year 2008, 2009 and 2010 respectively. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2010 are temporary in nature. The Bank’s review of impairment generally entails:

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

During the year ended March 31, 2010 the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

The gross unrealized losses and fair value of available for sale securities at March 31, 2009 is as follows:

	As of March 31, 2009
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In millions)
Government of India securities	Rs. 24,403.2	Rs.467.3	Rs.13,177.7	Rs.209.6	Rs.37,580.9	Rs.676.9
Securities issued by Government of India sponsored institutions	339.7	0.3	454.0	—	793.7	0.3
Credit substitutes	—	—	525.6	3.3	525.6	3.3

Debt securities	24,742.9	467.6	14,157.3	212.9	38,900.2	680.5
Mortgage-backed securities	3,510.3	88.3	3,984.7	128.5	7,495.0	216.8
Asset-backed securities	46.5	14.7	—	—	46.5	14.7
Mutual fund units	6.8	3.2	—	—	6.8	3.2

Total	Rs. 28,306.5	Rs.573.8	Rs. 18,142.0	Rs.341.4	Rs.46,448.5	Rs.915.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2010 was as follows:

	As of March 31, 2010
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
	(In millions)
Government of India securities	Rs.	221,038.8	Rs.	2,605.4	Rs.	17,480.2	Rs.	474.3	Rs.	238,519.0	Rs.	3,079.7
State government securities		11.6		—		—		—		11.6		—
Securities issued by state government sponsored institutions		4.9		—		—		—		4.9		—

Debt securities		221,055.3		2,605.4		17,480.2		474.3		238,535.5		3,079.7
Mortgage-backed securities		2,925.6		36.2		—		—		2,925.6		36.2

Total	Rs.	223,980.9	Rs.	2,641.6	Rs.	17,480.2	Rs.	474.3	Rs.	241,461.1	Rs.	3,115.9

Total	US$	4,982.9	US$	58.7	US$	388.9	US$	10.6	US$	5,371.8	US$	69.3

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2010 is set out below:

	As of March 31, 2010
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	165,109.2	Rs.	165,987.0	US$	3,692.7
Over one year through five years		165,126.2		165,748.1		3,687.4
Over five years through ten years		89,724.1		89,189.8		1,984.2
Over ten years		54,104.9		52,922.5		1,177.4

Total	Rs.	474,064.4	Rs.	473,847.4	US$	10,541.7

Gross realized gains and gross realized losses from sales of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2008		2009		2010		2010
	(In millions)
Gross realized gains on sale	Rs.	522.3	Rs.	3,963.6	Rs.	5,691.3	US$	126.6
Gross realized losses on sale		(142.6)		(1,023.7)		(1,116.4)		(24.8)

Realized gains (losses), net		379.7		2,939.9		4,574.9		101.8
Dividends and interest		25,261.4		35,636.9		33,304.6		740.9

Total	Rs.	25,641.1	Rs.	38,576.8	Rs.	37,879.5	US$	842.7

7. Investments, held to maturity

There were no HTM securities as of March 31, 2009 and March 31, 2010.

Under Indian GAAP transfer from an HTM portfolio to an AFS portfolio is permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP and therefore the investment classification made under U.S. GAAP and Indian GAAP varies materially.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2009 and March 31, 2010 were as follows:

	As of March 31,
	2009				2010
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	3,238.8	Rs.	3,262.1	Rs.	2,233.6	Rs.	2,279.2
Preferred shares		29.5		29.1		—		—
Commercial paper		961.1		961.1		195.6		197.1

Total	Rs.	4,229.4	Rs.	4,252.3	Rs.	2,429.2	Rs.	2,476.3

					US$	54.0	US$	55.1

The Bank has no credit substitutes in the held to maturity category.

The fair values of credit substitutes have been analyzed as follows:

	As of March 31,
	2009		2010		2010
	(In millions)
Performing	Rs.	4,252.3	Rs.	2,476.3	US$	55.1
Impaired—gross balance		—		313.6		7.0
Less amounts provided for other than temporary impairments		—		313.6		7.0

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	4,252.3	Rs.	2,476.3	US$	55.1

Impaired credit substitutes as of March 31, 2009 and March 31, 2010:

	As of March 31,
	2009		2010		2010
	(In millions)
Gross impaired credit substitutes:
—on accrual status	Rs.	—	Rs.	—	US$	—
—on non-accrual status		—		313.6		7.0

Total	Rs.	—	Rs.	313.6	US$	7.0

Gross impaired credit substitutes by industry:
—Drugs and Pharmaceuticals		—	Rs.	313.6	US$	7.0

Total	Rs.	—	Rs.	313.6	US$	7.0

Average impaired credit substitutes	Rs.	2.6	Rs.	156.8	US$	3.5

Interest foregone on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	—	Rs.	—	US$	—

As of March 31, 2010, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Repurchase and resell agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2008, 2009 and 2010. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2009 and March 31, 2010 were Rs. 25,497.2, and Rs.20,000.0 million respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately from investments and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2009 and March 31, 2010 were Nil.

10. Loans

Loan balances include Rs. Nil and Rs. 40,000.0 million as of March 31, 2009 and March 31, 2010 respectively which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2009 and March 31, 2010 were as follows:

	As of March 31,
	2009		2010		2010
	(In millions)
Retail Loans:
Auto loans	Rs.	156,283.8	Rs.	197,507.7	US$	4,393.9
Commercial vehicle and construction equipment finance		80,582.2		94,205.1		2,095.8
Personal loans		90,062.0		90,955.0		2,023.5
Loans against securities		7,265.5		9,071.6		201.8
Two-wheeler loans		19,423.3		18,180.1		404.5
Retail business banking		132,323.8		144,733.7		3,219.9
Credit cards		39,240.7		38,458.1		855.6
Housing loans		50,690.7		87,887.0		1,955.2
Other retail loans		44,521.9		51,985.9		1,156.5

Subtotal	Rs.	620,393.9	Rs.	732,984.2	US$	16,306.7

Wholesale loans:
Working capital finance	Rs.	154,054.9	Rs.	228,276.2	US$	5,078.4
Term loans		236,597.1		359,680.6		8,001.8

Sub total	Rs.	390,652.0	Rs.	587,956.8	US$	13,080.2

Gross loans		1,011,045.9		1,320,941.0		29,386.9
Less: Allowance for credit losses		24,550.9		23,760.6		528.6

Total	Rs.	986,495.0	Rs.	1,297,180.4	US$	28,858.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of gross loans as of March 31, 2010 is set out below:

	As of March 31, 2010
	Working Capital Finance		Term Loans		Retail Loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	119,211.0	Rs.	183,893.8	Rs.	249,614.8	Rs.	552,719.6
Over one year through five years		109,065.2		141,262.2		406,742.6		657,070.0
Over 5 years		—		34,524.6		76,626.8		111,151.4

Total gross loans	Rs.	228,276.2	Rs.	359,680.6	Rs.	732,984.2	Rs.	1,320,941.0

	US$	5,078.4	US$	8,001.8	US$	16,306.7	US$	29,386.9

Gross loans analyzed by performance are as follows:

	As of March 31,
	2009		2010		2010
	(In millions)
Performing	Rs.	991,488.4	Rs.	1,301,678.1	US$	28,958.4
Impaired		19,557.5		19,262.9		428.5

Total gross loans	Rs.	1,011,045.9	Rs.	1,320,941.0	US$	29,386.9

Impaired loans as of March 31, 2009 and March 31, 2010 by facility are as follows:

	As of March 31,
	2009		2010		2010
	(In millions)
Retail loans	Rs.	14,957.7	Rs.	13,038.0	US$	290.1
Wholesale loans		4,599.8		6,224.9		138.5

Gross impaired loans		19,557.5		19,262.9		428.6
Less: Specific allowance for credit losses		13,220.6		13,820.3		307.5

Impaired loans, net of specific allowance	Rs.	6,336.9	Rs.	5,442.6	US$	121.1

Gross impaired loans:
—without valuation allowance	Rs.	6,336.9	Rs.	5,442.6	US$	121.1
—with valuation allowance		13,220.6		13,820.3		307.5

Total	Rs.	19,557.5	Rs.	19,262.9	US$	428.6

Gross impaired loans:
—on accrual status	Rs.	—	Rs.	1,078.5	US$	24.0
—on non-accrual status		19,557.5		18,184.4		404.6

Total	Rs.	19,557.5	Rs.	19,262.9	US$	428.6

Gross impaired loans by industry:
—Land Transport	Rs.	1,182.3	Rs.	858.7	US$	19.1
—Wholesale/Retail Trade		1,741.1		2,252.8		50.1
—Others (none > than 5% of impaired loans)		16,634.1		16,151.4		359.4

Total	Rs.	19,557.5	Rs.	19,262.9	US$	428.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary information relating to impaired loans as of March 31, 2008, 2009 and 2010 is as follows:

	As of March 31,
	2008		2009		2010		2010
	(In millions)
Average impaired loans, net of allowance	Rs.	2,509.6	Rs.	4,662.3	Rs.	5,889.8	US$	131.0
Interest foregone on impaired loans	Rs.	207.0	Rs.	365.6	Rs.	1,540.1	US$	34.3
Interest income recognized on impaired loans	Rs.	14.6	Rs.	206.5	Rs.	591.4	US$	13.2
Interest income recognized on impaired loans on a cash basis	Rs.	14.6	Rs.	206.5	Rs.	591.4	US$	13.2

Changes in the allowance for credit losses are as follows:

	As of March 31,
	2009		2010		2010
	(In millions)
Specific allowance for credit losses, beginning of period	Rs.	5,841.6	Rs.	13,220.6	US$	294.0
Gross allowance for credit losses (including on acquisition of CBoP)		26,876.5		20,975.4		466.6
Allowance no longer required due to:
Cash recoveries		(245.7)		(1,391.5)		(31.0)
Write-offs		(19,251.8)		(18,984.2)		(422.3)

Specific allowance for credit losses, end of period	Rs.	13,220.6	Rs.	13,820.3	US$	307.3

Unallocated allowance for credit losses, beginning of period		6,894.4		11,330.3		252.1
Additions during the period (including on acquisition of CBoP)		4,435.9		(1,390.0)		(30.9)

Unallocated allowance for credit losses, end of period		11,330.3		9,940.3		221.2

Total allowance for credit losses, end of period	Rs.	24,550.9	Rs.	23,760.6	US$	528.5

Interest and fees on loans by facility are as follows:

	Fiscal years ended March 31,
	2008		2009		2010		2010
	(In millions)
Wholesale	Rs.	25,801.9	Rs.	43,407.0	Rs.	38,902.5	US$	865.6
Retail loans		46,794.0		73,874.5		79,462.0		1,767.8

Total	Rs.	72,595.9	Rs.	117,281.5	Rs.	118,364.5	US$	2,633.4

11. Sales/transfer of receivables

The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to QSPEs for sales of performing loans that were completed during the years ended March 31, 2008, March 31, 2009 and March 31, 2010:

	Fiscal years ended March 31,
	2008		2009		2010		2010
	(In millions)
Sale price of new securitizations/transfer	Rs.	2,913.9	Rs.	23,355.1	Rs.	—	US$	—
Less: Book value of finance receivables derecognized		2,900.6		22,154.0		—		—
Less: Estimated costs of servicing		—		18.2		—		—

Pre-tax gains(loss) on securitizations	Rs.	13.3	Rs.	1,182.9	Rs.	—	US$	—

Cash flow information
Collections against securitized receivables	Rs.	14,855.7	Rs.	6,201.2	Rs.	9,967.8	US$	221.8
Payments made to QSPEs	Rs.	14,678.6	Rs.	5,843.1	Rs.	9,515.3	US$	211.7
Cash flows on retained interests	Rs.	48.5	Rs.	41.9	Rs.	41.5	US$	0.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank has relied upon market information and its past experience for the purpose of determining the assumptions below. Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2009 and March 31, 2010 as of the dates of such sales were as follows:

	For the year ended March 31, 2009	For the year ended March 31, 2010
Key assumptions: (rates per annum)
Annual prepayment rate	5.0%	—
Expected credit losses	0.2%	—

Credit losses and prepayment losses as a percentage to the gross loans disbursed are estimated on the basis of historical losses on a similar portfolio.

Other key disclosures are as follows:

	As of March 31,
	2009		2010		2010
	(In millions)
Finance receivables held by QSPEs	Rs.	40,564.6	Rs.	21,279.6	US$	473.4
Delinquencies		435.9		253.2		5.6
Credit losses		382.6		197.9		4.4
Retained interest in sold receivables, consisting of subordinated securities		1,399.7		768.6		17.1

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2009 and March 31, 2010, to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2009		2010		2010
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	0.5	Rs.	0.01	US$	—
Impact of 20% adverse change		0.9		0.03		—
Expected credit losses:
Impact of 10% adverse change		6.6		8.3		0.2
Impact of 20% adverse change		13.2		16.5		0.4

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

These sensitivities are hypothetical and should be used with appropriate caution. A 10% change in the assumptions may not result in lineally proportionate changes in the fair values of retained interests. Adverse changes assumed in the above analysis and the resultant change in the fair values of retained interests are calculated independent of each other. In reality, any change in one factor may cause a change in the other factors.

The Bank recorded a servicing liability of Rs. 7.6 million and Rs. 21.1 million as of March 31, 2010 and March 31, 2009 respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2009 and 2010 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2009
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Land transport	Rs.	53,270.5	Rs.	—	Rs.	53,270.5	US$	1,047.2	5.3%
Non-banking finance companies/ Financial Intermediaries		40,425.2		256.3		40,681.5		799.7	4.0
Automotive manufacturers		38,991.6		—		38,991.6		766.5	3.8
Activities allied to agriculture		32,492.8		—		32,492.8		638.7	3.2
Wholesale / Retail Trade		31,896.3		47.5		31,943.8		627.9	3.1
Fertilizers & Pesticides		27,445.3		—		27,445.3		539.5	2.7
Petroleum & Petroleum Products		26,437.3		—		26,437.3		519.7	2.6
Others (none > than 2%)		760,086.9		3,948.5		764,035.4		15,019.5	75.3

Total	Rs.	1,011,045.9	Rs.	4,252.3	Rs.	1,015,298.2	US$	19,958.7	100.0%

	As of March 31, 2010
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Automotive manufacturers	Rs.	73,784.3	Rs.	49.3	Rs.	73,833.6	US$	1,642.6	5.6%
Wholesale / Retail Trade		70,886.1		198.8		71,084.9		1,581.4	5.4
Land Transport		59,080.3		—		59,080.3		1,314.4	4.5
Fertilizers & Pesticides		54,830.1		—		54,830.1		1,219.8	4.1
Non-banking finance companies/ Financial Intermediaries		53,697.2		105.3		53,802.5		1,196.9	4.1
Banks and Financial Institutions		37,590.1		—		37,590.1		836.3	2.8
Housing Finance Companies		35,697.6		—		35,697.6		794.2	2.7
Activities allied to agriculture		31,493.6		—		31,493.6		700.6	2.4
Real Estate & Property Services		27,051.3		—		27,051.3		601.8	2.0
Others (none > than 2%)		876,830.4		2,122.9		878,953.3		19,554.0	66.4

Total	Rs.	1,320,941.0	Rs.	2,476.3	Rs.	1,323,417.3	US$	29,442.0	100.0%

The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Western India (including Mumbai), comprising 44.7% and 47.3% of the total loan and credit substitute security portfolio as of March 31, 2009 and March 31, 2010 respectively. While such borrowers are based in Western India they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Western India.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loan and credit substitute exposures as of March 31, 2009 and 2010 based on the region in which the instruments are originated are as follows (which may be or may not be where funds are used):

	As of March 31, 2009
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	268,305.9	Rs.	3,966.9	Rs.	272,272.8	26.8%
Western region, other than Mumbai		182,123.6		29.1		182,152.7	17.9
Northern region		234,476.5		—		234,476.5	23.1
Eastern region		61,553.0		—		61,553.0	6.1
Southern region		256,253.1		256.3		256,509.4	25.3
Foreign branch		8,333.8		—		8,333.8	0.8

Total	Rs.	1,011,045.9	Rs.	4,252.3	Rs.	1,015,298.2	100.0%

	As of March 31, 2010
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	391,032.6	Rs.	2,371.0	Rs.	393,403.6	US$	8,752.1	29.7%
Western region, other than Mumbai		233,323.5		—		233,323.5		5,190.7	17.6
Northern region		293,704.3		—		293,704.3		6,534.0	22.2
Eastern region		79,058.5		—		79,058.5		1,758.8	6.0
Southern region		304,037.8		105.3		304,143.1		6,766.3	23.0
Foreign branch		19,784.3		—		19,784.3		440.1	1.5

Total	Rs.	1,320,941.0	Rs.	2,476.3	Rs.	1,323,417.3	US$	29,442.0	100.0%

The Bank’s exposures to its ten largest borrowers as of March 31, 2010, computed as per RBI guidelines, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, are as follows:

	March 31, 2009						March 31, 2010
	Funded Exposure		Non-Funded Exposure		Total Exposure		Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	25,271.1	Rs.	—	Rs.	25,271.1	Rs.	41,971.1	Rs.	—	Rs.	41,971.1	US$	933.7
Borrower 2		28,000.0		4,000.0		32,000.0		26,120.0		11,071.1		37,191.1		827.4
Borrower 3		2,829.9		13,649.2		16,479.1		13,503.6		18,938.2		32,441.8		721.7
Borrower 4		13,500.0		—		13,500.0		24,926.2		—		24,926.2		554.5
Borrower 5		5,240.0		3,053.8		8,293.8		13,844.7		8,090.9		21,935.6		488.0
Borrower 6		10,000.0		—		10,000.0		18,857.1		—		18,857.1		419.5
Borrower 7		—		—		—		16,785.1		81.5		16,866.6		375.2
Borrower 8		—		—		—		16,000.0		212.4		16,212.4		360.7
Borrower 9		—		—		—		304.3		14,299.6		14,603.9		324.9
Borrower 10		—		—		—		3,549.0		10,217.6		13,766.6		306.3

Information in respect of earlier years is not provided for the above borrowers if they were then not among the top ten exposures as of March 31, 2009.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2009		2010		2010
	(In millions)
Land and premises	Rs.	9,969.3	Rs.	9,764.9	US$	217.2
Software and systems		5,028.3		5,918.8		131.7
Equipment and furniture		20,625.1		25,198.6		560.6

Property and equipment, at cost		35,622.7		40,882.3		909.5
Less: Accumulated depreciation		14,973.3		18,579.5		413.3

Property and equipment, net	Rs.	20,649.4	Rs.	22,302.8	US$	496.2

Depreciation and amortization charged for the years ended March 31, 2008, 2009 and 2010 was Rs. 2,816.0 million, Rs. 3,731.4 million and Rs. 4,133.7 million (US$ 92.0 million), respectively.

14. Other assets

Other assets include the following:

	As of March 31,
	2009		2010		2010
	(In millions)
Security deposits for leased property	Rs.	3,878.9	Rs.	4,110.2	US$	91.4
Sundry accounts receivable		7,329.6		8,024.1		178.5
Advance tax (net of provision for taxes)		9,293.6		9,733.9		216.5
Advances		1,116.8		1,288.3		28.7
Prepaid expenses		471.8		1,050.3		23.4
Restricted cash/ securitization margin for credit enhancement and securitized transactions		102.4		103.2		2.3
Derivatives		111,189.0		77,929.2		1,733.7
Other		4,610.2		11,848.9		263.7

Total	Rs.	137,992.3	Rs.	114,088.1	US$	2,538.2

15. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest- bearing. Deposits as of March 31, 2009 and 2010 were as follows:

	As of March 31,
	2009		2010		2010
	(In millions)
Interest-bearing:
Savings deposits	Rs.	348,893.6	Rs.	498,656.6	US$	11,093.6
Time deposits		793,388.3		802,389.4		17,850.7

Total interest-bearing deposits		1,142,281.9		1,301,046.0		28,944.3
Non-interest bearing deposits		284,006.7		371,354.3		8,261.5

Total	Rs.	1,426,288.6	Rs.	1,672,400.3	US$	37,205.8

As of March 31, 2009 and March 31, 2010, time deposits of Rs. 700,142.0 million and Rs. 630,337.1 million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2009 and March 31, 2010, time deposits in excess of Rs. 0.1 million aggregated Rs. 671,484.4 million and Rs. 678,013.4 million, respectively.

As of March 31, 2010, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2010
	(In millions)
Due to mature in the fiscal year ending March 31:
2011	Rs.	630,337.1	US$	14,023.1
2012		139,539.4		3,104.3
2013		22,951.6		510.6
2014		5,071.7		112.8
2015		2,200.0		48.9
Thereafter		2,289.6		51.0

Total	Rs.	802,389.4	US$	17,850.7

16. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2009 and March 31, 2010 were comprised of the following:

	As of March 31,
	2009		2010		2010
	(In millions)
Borrowed in the call market	Rs.	5,145.0	Rs.	12,269.1	US$	273.0
Term borrowings from institutions/banks		2,417.4		22,942.7		510.4
Foreign currency borrowings		19,674.5		22,953.2		510.6
Bills rediscounted		—		40,000.0		889.9

Total	Rs.	27,236.9	Rs.	98,165.0	US$	2,183.9

Total borrowings outstanding:
Maximum amount outstanding	Rs.	185,430.3	Rs.	141,802.3	US$	3,154.7

Average amount outstanding	Rs.	84,411.4	Rs.	61,493.4	US$	1,368.0

Weighted average interest rate		6.8%		3.6%		3.6%

17. Long-term debt

Long-term debt as of March 31, 2009 and March 31, 2010 was comprised of the following:

	As of March 31,
	2009		2010		2010
	(In millions)
Subordinated debt	Rs.	64,804.3	Rs.	63,531.0	US$	1,413.4
Others		2,794.5		12,323.4		274.1

Total	Rs.	67,598.8	Rs.	75,854.4	US$	1,687.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2010
	(In millions)
Due in the fiscal year ending March 31:
2011	Rs.	3,918.0	US$	87.2
2012		5,050.6		112.4
2013		1,615.4		35.9
2014		—		—
2015		4,140.0		92.1
Thereafter (1)		59,130.4		1,315.5

Total	Rs.	73,854.4	US$	1,643.1

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

The outstanding balance as at March 31, 2009 and March 31, 2010 of Subordinated debt (lower tier II capital) was Rs 34,567.4 million and Rs. 33,932.0 million respectively, upper tier II capital was Rs. 28,237.0 million and Rs. 27,599.0 million respectively and perpetual debt was Rs. 2,000.0 million and Rs. 2,000.0 million respectively.

During the year ended March 31, 2010 the Bank raised subordinated debt qualifying for Tier II capital amounting to Nil (previous year Rs. 28,750 million).

Other long-term debt includes foreign currency borrowings from other Bank’s aggregating to Rs. 7,413.8 million and local currency borrowings aggregating to Rs. 4,909.6 million.

18. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below.

	As of March 31,
	2009		2010		2010
	(In millions)
Bills payable	Rs.	29,224.1	Rs.	59,257.4	US$	1,318.3
Remittances in transit		33,101.6		37,257.8		828.9
Accrued expenses		9,249.8		12,477.9		277.6
New account deposits		2,555.8		4,736.8		105.4
Accounts payable		28,579.6		43,631.0		970.7
Derivatives		104,676.8		75,326.1		1,675.8
Others		8,954.3		10,995.3		244.7

Total	Rs.	216,342.0	Rs.	243,682.3	US$	5,421.4

19. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2008		2009		2010		2010
	(In millions)
Current income tax expense	Rs.	8,662.3	Rs.	9,312.1	Rs.	13,656.7	US$	303.8
Deferred income tax (benefit) expense*		(2,354.7)		(1,574.7)		(1,318.3)		(29.3)

Income tax expense**	Rs.	6,307.6	Rs.	7,737.4	Rs.	12,338.4	US$	274.5

*	Includes deferred income tax benefits on the amortization of intangible assets of Rs. 1,111.8 million and Rs. 1,281.3 million for fiscals 2009 and 2010 respectively.
**	Does not reflect the deferred tax effects of unrealized gains and losses on available for sale securities that are included in accumulated other comprehensive income of Rs. 1,144.6 millions, Rs. 5,021.8 million and Rs. 2,955.3 million for fiscals 2008, 2009 and 2010 respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2008		2009		2010		2010
	(In millions)
Net income before taxes	Rs.	19,552.8	Rs.	22,935.1	Rs.	37,226.2	US$	828.2
Effective statutory income tax rate		33.99%		33.99%		33.99%		33.99%
Expected income tax expense		6,646.0		7,795.6		12,653.2		281.4
Adjustments to reconcile expected income tax to actual tax expense:
Permanent differences:
Stock-based compensation (net of forfeitures)		566.7		724.2		1,217.0		27.1
Income exempt from taxes		(1,067.6)		(845.0)		(1,529.4)		(34.0)
Other, net		173.1		62.6		(2.4)		—
Effect of change in statutory tax rate		(10.6)		—		—		—

Income tax expense	Rs.	6,307.6	Rs.	7,737.4	Rs.	12,338.4	US$	274.5

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2009		2010		2010
	(In million)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	5,925.8	Rs.	6,068.8	US$	135.0
Unrealized loss on securities available for sale (net)		—		47.7		1.1
Investments, others		575.1		409.7		9.1
Derivatives		780.3		142.5		3.2
Employee benefits		1,045.0		1,195.1		26.6
Other		896.4		1,768.7		39.3

Deferred tax asset		9,222.6		9,632.5		214.3

Taxable temporary differences:
Property and equipment		1,185.7		1,250.1		27.8
Unrealized gain on securities available for sale (net)		4,377.4		—		—
Loan origination cost		788.7		546.6		12.2
Intangible assets		4,327.3		3,046.0		67.8

Deferred tax liability		10,679.1		4,842.7		107.8

Net deferred tax (asset) liability	Rs.	1,456.5	Rs.	(4,789.8)	US$	(106.5)

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.

For the years ended March 31, 2008, March 31, 2009 and March 31, 2010 the Bank recorded income tax expense of Rs. 6,307.6 million, Rs. 7,737.4 million and Rs. 12,338.4 million, respectively, resulting in annual effective tax rate of 32.3%, 33.7% and 33.1% respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Effective April 1, 2007, the Bank adopted the provisions of FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes). This Interpretation clarifies the accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Under FASB ASC 740, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. As a result the Bank did not recognize any increase/decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods.

The adoption of the above provisions did not have any impact on the retained earnings or provision for taxation as of April 1, 2007. Upon initial adoption, the provisions were applied to all income-tax positions since assessment year 1996-97 pending in appeal/assessment. The Bank’s present evaluation includes assessment years 2008-09 and 2009-10 in respect of which income-tax returns have been filed but remain subject to assessment order from the taxation authorities.

The major income tax jurisdiction for the Bank is India.

The total unrecognized tax benefit as on March 31, 2008, March 31, 2009 and March 31, 2010 is Rs. 78.1 million, Rs 686.0 million and Rs. 691.3 million respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	As of March 31,
	2008		2009		2010		2010
	(In millions)
Opening balance	Rs.	78.1	Rs.	78.1	Rs.	686.0	US$	15.3
Increase/decrease on account of acquisition of CBoP (effective May 23, 2008)		—		614.2		—		—
Increases/decreases related to prior year tax positions		—		(6.3)		5.3		0.1

Closing balance	Rs.	78.1	Rs.	686.0	Rs.	691.3	US$	15.4

The Bank’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs. 691.3 million as of March 31, 2010 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

The Bank’s policy is to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes. For the period ended March 31, 2010, no amount was charged as interest and penalty cost to the income statement.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan B, Plan C and Plan D provide for the issuance of options at the recommendation of the Compensation Committee at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange. For Plan B the price is that quoted on an Indian stock exchange with the highest trading volume during the preceding two weeks, while for Plan C and Plan D the price is that quoted on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant.

Such options vest at the discretion of the Compensation Committee. These options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, as set forth at the time of the grant. Modifications, if any, made to the terms and conditions of these Plans as approved by the Compensation Committee are disclosed separately.

On September 2, 2009 and March 2, 2010 the Compensation Committee of the Bank approved the grant of a total of 5,414,750 options (Scheme XIV) and a total of 1,853,000 options (Scheme XV) respectively to the employees of the Bank.

Modification of employee stock option schemes

Effective April 1, 2007 the Indian government enacted a Fringe Benefit Tax (“FBT”) on equity compensation. On August 19, 2009, the Indian government abolished the FBT effective April 1, 2009. The FBT was calculated based on the difference between the fair market value as of the vesting date and the exercise price of the equity compensation awards granted to employees. The Bank recovered FBT from its employees, and such recovery was treated as an additional exercise price and was recorded as additional paid-in capital in the consolidated balance sheet. Because the abolition of the FBT resulted in a change in the exercise price of equity-compensation awards granted to its employees, the abolition has therefore been considered as a modification in the terms of grant of ESOPs. Accordingly, all outstanding ESOPs have been fair valued as of August 19, 2009 to determine additional compensation cost, if any. The additional cost charged as on March 31, 2010 on account of this modification aggregated to Rs. 1,206.6 million.

On acquisition of CBoP

On acquisition of CBoP, effective May 23, 2008, all options granted to the employees of CBoP and outstanding as on the effective date were converted in the swap ratio of 1 option of HDFC Bank for every 29 options of CBoP. Correspondingly the exercise price of the converted options was determined based on the exercise price originally stipulated by CBoP multiplied by 29. The said options were granted under the following schemes.

1) Key ESOP-2004

2) General ESOP-2004

3) General ESOP-2007

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2008	2009	2010
Dividend yield	0.6%	0.75%	0.59%-0.69%
Expected volatility	25.20%	39.71%	44.68%-49.86%
Risk-free interest rate	7.7%-7.9%	9.2%-9.3%	7.32%-7.71%
Expected lives	1-4 yrs	1-4 years	1-4 years

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a) Employees stock option schemes (Plan A, Plan B, Plan C and Plan D)

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted Years ending March 31,
	2008	2009	2010
Options available to be granted, beginning of year	2,909,800	10,615,800	10,051,700
Equity shares allocated for grant under the plan	15,000,000	—	—
Options granted	(8,305,500)	(1,253,000)	(7,268,250)
Forfeited/lapsed	1,011,500	688,900	163,050

Options available to be granted, end of year	10,615,800	10,051,700	2,946,500

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2008			2009			2010
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	11,321,600	Rs.	803.10	16,937,800	Rs.	1,013.60	16,633,800	Rs.	1,041.46
Granted	8,305,500		1,217.90	1,253,000		1,282.81	7,268,250		1,512.07
Exercised	(1,677,800)		631.81	(868,100)		701.06	(4,776,700)		928.39
Forfeited	(1,011,500)		967.60	(556,500)		1,058.47	(158,050)		1,367.68
Lapsed	—		—	(132,400)		823.03	(5,000)		358.60

Options outstanding, end of year	16,937,800	Rs.	1,013.60	16,633,800	Rs.	1,041.46	18,962,300	Rs.	1,199.17

Options exercisable, end of year	3,288,900	Rs.	740.34	9,469,000	Rs.	958.18	11,174,800	Rs.	1,002.98

Weighted average fair value of options granted during the year		Rs.	206.82		Rs.	305.97		Rs.	586.21

The following summarizes information about stock options outstanding as of March 31, 2010:

		As of March 31, 2010
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Plan A	Rs. 366.30 (or US$ 8.1)	33,600	1.59	366.30
Plan B	Rs.358.6 to Rs.1,098.7 (or US$8.1 to US$24.4)	2,474,700	2.79	977.12
Plan C	Rs.630.6 to Rs.1,098.7 (US$ 14.0 to US$ 24.4)	3,757,600	2.58	896.46
Plan D	Rs.1098.7 to Rs. 1,704.8 (US$ 24.4 to US$ 37.9)	12,696,400	3.89	1,334.24

The intrinsic value of options exercised during the year ended March 31, 2008, 2009 and 2010 was Rs. 6.9 million, Rs. 2.0 million and Rs. 14.2 million respectively. The aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2010 was Rs. 102.7 million (previous year Rs. 44.4 million) and Rs. 29.3 million (previous year Rs. 27.1 million) respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 1,667.4 million, Rs. 1,624.9 million and Rs. 3,251.3 million during the years ended March 31, 2008, March 31, 2009 and March 31, 2010 respectively. The total compensation cost recognized as on March 31, 2010 included Rs. 976.8 million on account of the additional cost of options due to a modification in the terms of issue of certain options in August 2009. As at March 31, 2010, the total estimated compensation cost to be recognized in future periods was Rs. 2,139.9 million. This is expected to be recognized over a weighted average period of 0.61 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) Employees Stock Option Schemes issued on acquisition of CBoP (Key ESOP-2004, General ESOP-2004 and General ESOP-2007)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	From effective date of acquisition to March 31, 2009			For the year ended March 31, 2010
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	3,548,217 *	Rs.	1,144.4	2,960,227	Rs.	1,163.4
Exercised	(199,133)		770.3	(1,382,243)		813.9
Forfeited	(251,953)		1,183.7	(34,204)		1,083.9
Lapsed	(136,904)		1,204.8	—		—

Options outstanding, end of period	2,960,227	Rs.	1,163.4	1,543,780	Rs.	1,006.1

Options exercisable, end of period	1,806,016	Rs.	1,083.7	1,543,780	Rs.	1,006.1

Weighted average fair value of options granted during the period		Rs.	—		Rs.	—

Note: *Being number of options exchanged on acquisition of CBoP

The following summarizes information about stock options outstanding as of March 31, 2010

		As of March 31, 2010
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Key ESOP-2004	Rs. 116.0 (or US$2.6)	64,816	3.04	Rs.	116.0
General ESOP -2004	Rs. 442.3 to Rs. 859.9 (or US$9.8 to US$19.1)	392,643	3.59	Rs.	643.8
General ESOP -2007	Rs. 1,162.9 to Rs. 1,258.6 (or US$25.9 to US$28.0)	1,086,321	3.97	Rs.	1,190.2

The intrinsic value of options exercised from the effective date of the acquisition to March 31, 2009 was Rs. 121.7 million and during the year ended March 31, 2010 was Rs. 784.5 million. The aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2010 was Rs. 579.49 million (previous period Rs. 686.64 million) and Rs. 579.49 million (previous period Rs. 548.67 million) respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 346.6 million and Rs. 329.3 million during the period ended March 31, 2009 and March 31, 2010 respectively. The total compensation cost recognized as on March 31, 2010 included Rs. 229.8 million on account of the additional cost of options due to a modification in the terms of issue of certain options in August 2009. As at March 31, 2010, the total estimated compensation cost to be recognized in future periods was Nil.

21. Retirement benefits

Gratuity

In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, resignation, death while in employment or on termination of employment in an amount equivalent to 15 days’ eligible salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by Insurance companies for amounts notified by said insurance companies and in respect of certain employees, the Bank makes contributions to a fund set up for the purpose and administered by the board of trustees. The contributions are invested in specific designated instruments as permitted by Indian law. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an actuarial valuation done on March 31 every year.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2009 and March 31, 2010:

	As of March 31,
	2009		2010		2010
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	381.0	Rs.	725.6	US$	16.1
PBO-Addition on account of acquisition of CBoP		214.8		—		—
Service cost		164.3		209.9		4.7
Interest cost		46.0		58.9		1.3
Actuarial(gain)/ loss		(39.7)		46.7		1.0
Benefits paid		(40.8)		(49.1)		(1.1)

Projected benefit obligation, end of the period		725.6		992.0		22.0

Change in plan assets:
Fair value of plan assets, beginning of the period		223.7		453.7		10.1
Fair value of plan assets - Addition on account of acquisition of CBoP		97.1		—		—
Expected return on plan assets		30.9		38.9		0.9
Actuarial gains(losses)		(18.1)		74.0		1.6

Actual return on plan assets		12.8		112.9		2.5
Employer contributions		160.9		—		—
Benefits paid		(40.8)		(49.2)		(1.1)

Fair value of plan assets, end of the period		453.7		517.4		11.5

Funded Status	Rs.	(271.9)	Rs.	(474.6)	US$	(10.5)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 166.9 million. The Bank which, normally paid its contribution at the end of the fiscal year, has for better administrative convenience decided since fiscal year ended March 31, 2010 to pay its contribution after the end of the fiscal year and on receipt of the actuarial report. Accordingly, Nil contribution is made during fiscal year ended March 31, 2010 as against the earlier declared expected contribution of Rs. 158.6 million. Contributions made in the first quarter of fiscal 2010-2011 were Rs. 199.5 million. The accumulated benefit obligation as of March 31, 2009 and March 31,2010 was Rs. 399.2 million and Rs. 540.8 million respectively. The vested accumulated benefit obligation as on March 31, 2009 and March 31, 2010 was Rs.268.3 million and Rs. 418.6 million respectively.

Net gratuity cost for the years ended March 31, 2008, 2009 and 2010 was comprised of the following components:

	Fiscal years ended March 31,
	2008		2009		2010		2010
	(In millions)
Service cost	Rs.	46.6	Rs.	164.3	Rs.	209.9	US$	4.7
Interest cost		22.0		46.0		58.9		1.3
Expected return on plan assets		(15.6)		(31.0)		(38.8)		(0.9)
Actuarial (gain) loss		107.6		(21.6)		(27.3)		(0.6)

Net gratuity cost	Rs.	160.6	Rs.	157.7	Rs.	202.7	US$	4.5

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2008	2009	2010
	(% per annum)
Discount rate*	8.2	8.0	8.4
Rate of increase in compensation levels of covered employees	10.0	7.5	8.5
Rate of return on plan assets	8.2	8.0	8.0

*	weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2011	Rs.	27.3
2012		25.0
2013		36.1
2014		38.3
2015		43.8
2016-2020		295.9

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2010.

At March 31, 2009 and March 31, 2010, the fair value of plan assets as a percentage of the total was invested in the following:

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2010 the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2010
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	56%	2.9%	36.1%
Debenture and bonds	36%	44.0%	63.9%
Equity securities	6%	43.8%	—
Other	2%	9.3%	—
Total	100%	100%	100%

*Note: The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2010 are provided separately

Pension

In respect of pensions payable to certain erstwhile CBoP employees, which are payable pursuant to a defined benefit scheme, the Bank contributes 10% of basic salary to a pension fund set up by the Bank and administered by the board of trustees and the balance amount is provided based on an actuarial valuation at the balance sheet date conducted by an independent actuary. In respect of employees who have moved to a cost to company (CTC) driven compensation structure and have completed services up to 15 years as on the date of movement to CTC driven compensation structure, any contribution made until such date, and any additional one-time contribution made for employees (who have completed more than 10 years but less than 15 years) stand frozen and will be converted into an annuity on separation after a lock-in-period of two years. Hence for this category of employees, liability stands frozen and no additional provision is required except for interest if any. In respect of employees who accepted the offer and have completed services for more than 15 years, the pension would be paid based on the employee’s salary as of the date of movement to CTC driven compensation structure and a provision is made based on an actuarial valuation at the balance sheet date conducted by an independent actuary.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2010:

	As of March 31,
	2009		2010		2010
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	—	Rs.	346.0	US$	7.7
PBO-Addition on account of acquisition of CBoP		392.9		—		—
Service cost		14.4		12.1		0.3
Interest cost		29.6		27.3		0.6
Actuarial (gain)/loss		(44.6)		64.4		1.4
Benefits paid		(46.3)		(42.8)		(1.0)

Projected benefit obligation, end of the period		346.0		407.0		9.0

Change in plan assets:
Fair value of plan assets, beginning of the period		—		369.0		8.2
Fair value of plan assets - Addition on account of acquisition of CBoP		139.6		—		—
Expected return on plan assets		20.3		30.3		0.7
Actuarial gains(losses)		(33.2)		26.6		0.6

Actual return on plan assets		12.9		56.9		1.3
Employer contributions		288.6		4.6		0.1
Benefits paid		(46.3)		(42.7)		(0.9)

Fair value of plan assets, end of the period		369.0		387.8		8.7

Funded Status	Rs.	23.0	Rs.	(19.2)	US$	(0.3)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 5.4 million. The accumulated benefit obligation as of March 31, 2009 and March 31, 2010 was Rs. 203.2 million and Rs. 248.5 million respectively. The vested accumulated benefit obligation as of March 31, 2009 and March 31, 2010 was Rs. 202.2 million and Rs. 192.8 million respectively.

Net pension cost for the year ended March 31, 2009 and March 31, 2010 was comprised of the following components:

	As of March 31,
	2009		2010		2010
	(In millions)
Service cost	Rs.	14.3	Rs.	12.1	US$	0.3
Interest cost		29.6		27.3		0.6
Expected return on plan assets		(20.3)		(30.3)		(0.7)
Actuarial (gain) loss		(11.3)		37.8		0.8

Net pension cost	Rs.	12.3	Rs.	46.9	US$	1.0

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2009	2010
	(% per annum)
Discount rate*	8.0	8.4
Rate of increase in compensation levels of covered employees	7.5	8.5
Rate of return on plan assets	8.0	8.0

*	weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2011	Rs.	34.2
2012		23.7
2013		41.5
2014		37.9
2015		13.9
2016-2020		162.3

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2010.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities, oil bonds and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits and other benefits as at March 31, 2010 is as follows:

Asset category	Pension Benefits
Government securities	51.6%
Debenture and bonds	45.1%
Other	3.3%

Total	100%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see Note 31 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total at March 31, 2010 are summarized in the table below.

	As of March 31, 2010
	Level 1		Level 2		Level 3
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	170.1
Funds managed by insurance company (2)		—		268.4		—
Funds managed by trust
- Government securities		—		208.4		—
- Debenture and bonds		—		211.5		—
- Others		46.8		—		—

Total	Rs.	46.8	Rs.	688.3	Rs.	170.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2010.

Particular	Funds managed by insurance companies		Total		Total
Balance as on April 1, 2009	Rs.	190.4	Rs.	190.4	US$	4.2
Actual return on plan assets held at reporting date		16.4		16.4		0.4
Purchases, sales and settlements		(36.7)		(36.7)		(0.8)
Transfers into/(out of) Level 3		—		—		—

Balance as on March 31, 2010	Rs.	170.1	Rs.	170.1	US$	3.8

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 128.8 million, Rs. 181.6 million and Rs. 229.7 million to the superannuation plan for the years ended March 31, 2008, 2009 and 2010, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 6,500, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 439.3 million, Rs. 815.7 million, Rs. 810.8 million to the provident fund for the years ended March 31, 2008, 2009 and 2010, respectively.

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

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement is a financial contract between two parties to exchange interest payments for a ‘notional principal’ amount on settlement date, for a specified period from start date to maturity date. Forward rate agreements are agreements that give the buyer the ability to determine the underlying rate of interest for a specified period, commencing on a specified future date (the settlement date).

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2009 and March 31, 2010, together with the fair values on each reporting date.

	As of March 31, 2009
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	1,372,747.6	Rs.	23,201.6	Rs.	25,470.5	Rs.	(2,268.9)
Forward rate agreements		4,057.6		27.2		26.9		0.3
Currency options		135,898.8		11,441.5		5,471.5		5,970.0
Currency swaps		20,648.1		11,892.4		10,952.4		940.0
Forward exchange contracts		2,338,927.6		64,626.3		62,755.5		1,870.8

Total	Rs.	3,872,279.7	Rs.	111,189.0	Rs.	104,676.8	Rs.	6,512.2

	As of March 31, 2010
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,020,529.7	Rs.	14,250.4	Rs.	15,811.2	Rs.	(1,560.8)	US$	44,950.6	US$	(34.7)
Forward rate agreements		1,796.0		15.0		14.9		0.1		39.9		—
Currency options		372,863.7		11,833.8		12,426.1		(592.3)		8,295.1		(13.2)
Currency swaps		26,820.8		1,625.0		449.2		1,175.8		596.7		26.2
Forward exchange contracts		2,281,083.5		50,205.0		46,624.7		3,580.3		50,747.1		79.6

Total	Rs.	4,703,093.7	Rs.	77,929.2	Rs.	75,326.1	Rs.	2,603.1	US$	104,629.4	US$	57.9

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’ respectively.

The following table summarizes certain information related to Derivative amounts recognized in income.

	Non-interest revenue, net - Derivatives
	(In millions)
Interest rate derivatives	Rs.	(93.6)	US$	(2.1)
Forward rate agreements		(0.1)		—
Currency options		(6,057.5)		(134.8)
Currency swaps		419.2		9.3
Forward contracts		8,643.0		192.4
Total		2,911.0		64.8

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In terms of FASB ASC 460.10 (formerly FIN No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) the Bank has recognized a liability of Rs. 615.6 million as of March 31, 2010 in respect of guarantees issued or modified after December 31, 2002. Based on historical trends, in terms of FASB ASC 450 (formerly SFAS No. 5 “Accounting For Contingencies”) the Bank has recognized a liability of Rs. 330.0 million as of March 31, 2010.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2009		2010		2010
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	52,526.1	Rs.	58,053.1	US$	1,291.5
Performance guarantees		30,426.7		40,808.9		907.9
Documentary credits		93,873.8		128,152.6		2,851.0

Total	Rs.	176,826.6	Rs.	227,014.6	US$	5,050.4

Estimated fair values:
Guarantees	Rs.	(593.7)	Rs.	(615.6)	US$	(13.7)
Documentary credits		(132.6)		(166.7)		(3.7)

Total	Rs.	(726.3)	Rs.	(782.3)	US$	(17.4)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 311,204.1 million as of March 31, 2010. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

23. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2009 and March 31, 2010. The estimated fair value amounts as of March 31, 2009 and March 31, 2010 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Available for sale securities:

Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using a market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset backed and mortgage backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. For more information on the fair value of these securities, refer to Note 6.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A comparison of the fair values and carrying values of financial instruments other than derivatives (see Note 22) is set out below:

	As of March 31,
	2009				2010
	Carrying Value		Estimated Fair Value		Carrying Value		Carrying Value		Estimated Fair Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	171,224.4	Rs.	171,224.4	Rs.	297,558.5	US$	6,619.8	Rs.	297,558.5	US$	6,619.8
Term placements		34,473.2		34,047.0		58,166.3		1,294.0		58,126.8		1,293.1
Investments held for trading		35,386.2		35,386.2		28,158.8		626.4		28,158.8		626.4
Investments available for sale		508,106.3		508,106.3		481,398.8		10,709.7		481,398.8		10,709.7
Securities purchased under agreements to resell		25,497.2		25,497.2		20,000.0		444.9		20,000.0		444.9
Loans		986,495.0		1,004,032.6		1,297,180.4		28,858.3		1,310,088.0		29,145.4
Accrued interest receivable		13,251.9		13,251.9		13,767.3		306.3		13,767.3		306.3
Financial Liabilities:
Interest-bearing deposits		1,142,281.9		1,158,620.9		1,301,046.0		28,944.3		1,305,346.0		29,039.9
Non-interest-bearing deposits		284,006.7		284,006.7		371,354.3		8,261.5		371,354.3		8,261.5
Securities sold under repurchase agreements		—		—		—		—		—		—
Short-term borrowings		27,237.0		27,237.0		98,165.0		2,183.9		98,165.0		2,183.9
Accrued interest payable		33,225.3		33,225.3		19,964.2		444.1		19,964.2		444.1
Long-term debt		67,598.8		69,755.1		75,854.4		1,687.5		78,134.1		1,738.2

24. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in Note 1. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services, profit from foreign exchange and derivative transactions and interest earned for surplus funds. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The wholesale banking segment provides loans and transaction services to corporate customers. Loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in retail banking segment as discussed above. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account, foreign exchange operations and derivatives trading both on the proprietary account and customer flows. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

Segment income and expenses include certain allocations.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated equally to each segment.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the years ended March 31, 2008, 2009 and 2010:

	Fiscal years ended March 31,
	2008								2009
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest revenue	Rs.	38,103.1	Rs.	14,008.8	Rs.	2,723.8	Rs.	54,835.7	Rs.	59,013.9	Rs.	10,893.7	Rs.	2,974.3	Rs.	72,881.9
Less: Provision for credit losses		13,606.5		(238.8)		—		13,367.7		18,277.5		2,117.4		—		20,394.9

Net interest revenue, after allowance for credit losses		24,496.6		14,247.6		2,723.8		41,468.0		40,736.4		8,776.3		2,974.3		52,487.0
Non-interest revenue		17,846.2		3,792.8		(1,292.4)		20,346.6		26,353.4		6,375.6		874.0		33,603.0
Non-interest expense		(34,862.4)		(6,969.3)		(430.1)		(42,261.8)		(54,559.5)		(7,887.5)		(707.9)		(63,154.9)
Income before income tax	Rs.	7,480.4	Rs.	11,071.1	Rs.	1,001.3	Rs.	19,552.8	Rs.	12,530.3	Rs.	7,264.4	Rs.	3,140.4	Rs.	22,935.1

Segment assets:
Segment average total assets	Rs.	507,899.8	Rs.	681,767.2	Rs.	62,429.3	Rs.	1,252,096.3	Rs.	850,977.7	Rs.	911,206.8	Rs.	89,695.1	Rs.	1,851,879.6

	Fiscal years ended March 31,
	2010
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest revenue	Rs.	70,854.6	Rs.	10,167.6	Rs.	(90.9)	Rs.	80,931.3	US$	1,800.7
Less: Provision for credit losses		16,586.3		1,607.6		—		18,193.9		404.8

Net interest revenue, after allowance for credit losses		54,268.3		8,560.0		(90.9)		62,737.4		1,395.9
Non- interest revenue		30,417.4		5,565.6		6,916.7		42,899.7		954.4
Non- interest expense		(59,620.7)		(8,016.4)		(773.8)		(68,410.9)		(1,522.1)
Income before income tax	Rs.	25,065.0	Rs.	6,109.2	Rs.	6,052.0	Rs.	37,226.2	US$	828.2

Segment assets:
Segment average total assets	Rs.	935,427.3	Rs.	1,023,020.0	Rs.	54,682.5	Rs.	2,013,129.8	US$	44,786.0

The total amount of goodwill that arose from the acquisition of CBoP in the fiscal period ended March 31, 2009 was Rs. 74,937.9 million and no tax deduction is available on the said amount. The entire amount of goodwill was allocated to the retail segment.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see Note 22) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2009 and March 31, 2010 aggregated Rs. 1,494.6 million and Rs. 1,628.1 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. Some of the provisions of indirect tax laws that have been recently promulgated remain open to interpretations. The Bank estimates the provision for these indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank which are not acknowledged as debts as of March 31, 2010 aggregated to Rs. 179.6 million (previous year Rs. 1,034.7 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

26. Related party transactions

The Bank’s principal related parties consist of HDFC Limited, its principal owner, and its associates. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank, being an authorized dealer, deals in foreign exchange and derivative transactions with certain parties which include the principal owner and related companies. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The Bank’s related party balances and transactions are summarized as follows:

Balances payable to related parties are as follows:

	As of March 31,
	2009						2010
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	7,058.3	Rs.	1,127.4	Rs.	8,185.7	Rs.	9,287.9	Rs.	1,729.9	Rs.	11,017.8	US$	245.1
Balances in interest- bearing deposits		49.0		319.4		368.4		15,000.0		691.5		15,691.5		349.1
Accounts payable		—		69.3		69.3		1.5		—		1.5		—

Total	Rs.	7,107.3	Rs.	1,516.1	Rs.	8,623.4	Rs.	24,289.4	Rs.	2,421.4	Rs.	26,710.8	US$	594.2

Balances receivable from related parties are as follows:

	As of March 31,
	2009						2010
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	43.8	Rs.	43.8	US$	1.0
Other assets		37.4		739.3		776.8		130.8		1,018.9		1,149.7		25.6

Total	Rs.	37.4	Rs.	739.3	Rs.	776.8	Rs.	130.8	Rs	1,062.7	Rs.	1,193.5	US$	26.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase of fixed assets from related parties for the years ended March 31, 2009 and 2010 were Rs. 158.9 million and Rs. 20.0 million, respectively.

Included in the determination of net income are the following significant transactions with related parties:

	As of March 31,
	2008						2009						2010
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Fees and commissions	Rs.	520.1	Rs.	2,441.2	Rs.	2,961.3	Rs.	557.6	Rs.	5,000.6	Rs.	5,558.2	Rs.	769.0	Rs	5,338.8	Rs.	6,107.8	US$	135.9
Interest and Dividend revenue		—		14.1		14.1		—		22.1		22.1		—		25.8		25.8		0.6
Premises and equipment		(10.6)		(8.7)		(19.3)		(6.9)		(7.6)		(14.5)		(8.5)		(13.7)		(22.2)		(0.5)

Net expense incurred to related parties for service provided	Rs.	509.5	Rs.	2,446.6	Rs.	2,956.1	Rs.	550.7	Rs.	5,015.1	Rs.	5,565.8	Rs.	760.5	Rs.	5,350.9	Rs.	6,111.4	US$	136.0

Other transactions with principal owners are as follows:

During the years ended March 31, 2009 and March 31, 2010, the Bank purchased “AAA” rated home loans aggregating Rs. 42,421.1 million and Rs. 48,702.9 million respectively. During the years ended March 31, 2009 and March 31, 2010 the Bank assigned to HDFC Limited loans aggregating Rs. 19,615.4 million and Nil respectively comprised of Home Loans, Loans against Rent Receivables, Loans against Property and Auto/Commercial Vehicle Loans. Dividend paid to HDFC Limited for the years ended March 31, 2009 and 2010 were Rs. 445.8 million and Rs. 524.4 million respectively. The Bank also enters into foreign exchange and derivative transactions with HDFC Ltd. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2010 was Rs. 9,701.2 million (previous year Rs. 46,329.7 million) and Rs. 18.9 million (previous year Rs. 2,534.4 million) respectively.

On June 2, 2008 HDFC Limited subscribed to the preferential offer of 2,62,00,220 warrants convertible into 2,62,00,220 equity shares of HDFC Bank Limited at a price of Rs. 1530.13 per equity share. The allotment was in terms of the SEBI guidelines. During the year, HDFC Limited exercised its right to convert the above warrants into equity shares and the Bank received an amount of Rs. 36,080.6 million from HDFC Limited.

27. Regulatory capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position. As per RBI’s prudential norms on Capital adequacy under the Basel 1 framework (Basel 1), the Bank is required to maintain a Capital to Risk – weighted Asset Ratio of a minimum 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on ‘Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework’ (Basel II). The Bank has migrated to the new framework effective March 31, 2009. Under Basel II guidelines, the Bank is required to maintain a minimum Capital to Risk-weighted Asset Ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by the Bank as on March 31, 2010 is subject to a prudential floor, which is the higher of the following amounts:

a) Minimum capital required as per the new framework (Basel II)

b) 90% of the minimum capital required to be maintained as per the Basel I framework.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II frameworks, are as follows:

	Basel I, as of March 31,						Basel II, as of March 31,
	2009		2010		2010		2009		2010		2010
	(In millions)						(In millions)
Tier 1 capital	Rs.	136,902.8	Rs.	205,488.5	US$	4,571.5	Rs.	136,902.8	Rs.	205,488.5	US$	4,571.5
Tier 2 capital		66,049.2		64,919.4		1,444.3		66,049.2		64,919.4		1,444.3

Total capital	Rs.	202,952.0	Rs.	270,407.9	US$	6,015.8	Rs.	202,952.0	Rs.	270,407.9	US$	6,015.8

Total risk weighted assets and contingents	Rs.	1,345,307.5	Rs.	1,643,327.7	US$	36,559.0	Rs.	1,293,826.8	Rs.	1,549,830.1	US$	34,479.0

Capital ratios of the Bank:
Tier 1		10.18%		12.50%		12.50%		10.58%		13.26%		13.26%
Total capital		15.09%		16.45%		16.45%		15.69%		17.44%		17.44%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%		4.50%		6.00%		6.00%		6.00%
Total capital		9.00%		9.00%		9.00%		9.00%		9.00%		9.00%

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2010 cannot exceed 35% of net income of Rs. 29,487.0 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2008, 2009 and 2010 were Rs. 8.50, Rs. 10.00 and Rs. 12.00 per equity share, respectively.

28. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of warrants with average outstanding balances of 26.2 million and 17.4 million were excluded from the calculation of diluted earnings per share for the periods ended March 31, 2009 and March 31, 2010 respectively as these were anti-dilutive for the period. These warrants were exercised during the year and were not outstanding at the period end. Potential equity shares in the nature of ESOPs with average outstanding balance of 10.7 million and 4.5 million were excluded from the calculation of diluted earnings per share for the periods ended March 31, 2009 and March 31, 2010 respectively as these were anti-dilutive for the periods.

	As of March 31,
	2008	2009	2010
Weighted average number of equity shares used in computing basic earnings per equity share	344,020,927	414,974,558	436,439,573
Effect of potential equity shares for stock options outstanding	4,402,894	2,117,875	5,409,105

Weighted average number of equity shares used in computing diluted earnings per equity share	348,423,821	417,092,433	441,848,678

For the purpose of determining the weighted average number of equity shares outstanding, the Bank treats cash received from optionees who exercise their option as issued equity shares even if the administrative formalities to allocate equity shares have not been completed.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS:

	Fiscal years ended March 31,
	2008		2009		2010		2010
Basic earnings per share	Rs.	38.24	Rs.	36.40	Rs.	56.30	US$	1.25
Effect of potential equity shares for stock options outstanding		0.49		0.19		0.69		0.01

Diluted earnings per share	Rs.	37.75	Rs.	36.21	Rs.	55.61	US$	1.24

Basic earnings per ADS	Rs.	114.72	Rs.	109.20	Rs.	168.90	US$	3.76
Effect of potential equity shares for stock options outstanding		1.47		0.57		2.07		0.05

Diluted earnings per ADS	Rs.	113.25	Rs.	108.63	Rs.	166.83	US$	3.71

29. Subsidiaries

HDB Financial Services Limited (HDBFSL) is a non-banking financial company and a subsidiary of the Bank. As at March 31, 2010, the stake-holding of the Bank in HDBFSL was 95.43%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (HSL) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2010 the Bank holds a 64.53% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2010, HDFC Bank Ltd. and its subsidiaries hold 46.54% of the equity interests of ADFC. Members of the Bank’s management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

HBL Global Private Ltd (“HBL”) is a subsidiary of ADFC which holds 98.0% of its equity. HBL provides direct sales support for certain products of the Bank. The financial statements of HBL are consolidated.

30. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates:

Company	Type of Business	HDFC Bank Ltd. and Subsidiaries Investment		HDFC Bank Ltd. and Subsidiaries Ownership	Total HDFC Group Ownership
		(in millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	11.1	16.1%	31.2%
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	30.3	14.0%	26.0%
International Asset Reconstruction Company Private Limited	Business of securitization and asset reconstruction	Rs.	311.7	29.4%	29.4%
Centillion Solutions and Services Private Limited	Business of back office support services	Rs.	1.5	29.9%	29.9%

* Note: During the fiscal 2010, we sold our entire stake held in SolutionNet and it ceased to be our affiliate.

The holdings in the above listed companies are accounted for under the equity method of accounting. The increase in the carrying value in these companies was Rs. 60.6 million in fiscal 2010 (previous year Rs. 52.4 million). This is accounted under non-interest revenue –other, net.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. Fair value measurement

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures (formerly “SFAS No. 157”), defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

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

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

I. Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for Sale Securities: Available for sale investments are principally comprised of debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk.

Trading Securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities: There were no HTM securities as of March 31, 2009 and March 31, 2010.

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Trading account securities	Rs.	35,386.2	Rs.	47.5	Rs.	35,338.7	Rs.	—
Securities Available-for-Sale		508,106.3		13.5		492,847.8		15,245.0

Total	Rs.	543,492.5	Rs.	61.0	Rs.	528,186.5	Rs.	15,245.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Trading account securities	Rs.	28,158.8	Rs.	521.8	Rs.	27,637.0	Rs.	—
Securities Available-for-Sale		481,398.8		484.7		480,271.3		642.8

Total	Rs.	509,557.6	Rs.	1,006.5	Rs.	507,908.3	Rs.	642.8
	US$	11,336.1	US$	22.4	US$	11,299.4	US$	14.3

The below table summarizes the movement in investments classified as level 3 for fiscal 2009:

Particular	Trading account securities			Securities Available-for-Sale			Total
Balance as on April 1, 2008	Rs.	3,795.1		Rs.	12,382.4		Rs.	16,177.5
Addition on account of acquisition of CBoP		—			124.6			124.6
Total gain/losses		205.2			669.2			874.4
-out of total gain/losses above included in income statement		205.2	[1]		667.9	[2]		873.1
-out of total gain/losses above included in other comprehensive income		—			1.3			1.3
Additions/(sale)/(transfer) (net)		(4,000.3)			2,068.8			(1,931.5)
Transfer in/out of level 3		—			—			—
Balance as on March 31, 2009	Rs.	—		Rs.	15,245.0		Rs.	15,245.0

Note:	[1]	Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under non-interest revenue, trading securities.
	[2]	Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under interest and dividend revenue, available for sales securities and non-interest revenue, realized gain (losses) on sales of available for sale securities.

The below table summarizes the movement in investments classified as level 3 for fiscal 2010:

Particular	Trading account securities		Securities Available-for-sale		Total		Total
Balance as on April 1, 2009	Rs.	—	Rs.	15,245.0	Rs.	15,245.0	US$	339.3
Total gain/losses		—		118.2		118.2		2.6
-out of total gain/losses above included in income statement		—		118.4 [1]		118.4		2.6
-out of total gain/losses above included in other comprehensive income		—		(0.2)		(0.2)		—
Additions/(sale)/(transfer) (net)		—		(14,720.4)		(14,720.4)		(327.6)
Transfer in/out of level 3		—		—		—		—
Balance as on March 31, 2010	Rs.	—	Rs.	642.8	Rs.	642.8	US$	14.3

Note:	[1]	Amounts included in earnings out of total gain/losses included in income statement are reported in income statement under interest and dividend revenue, available for sale securities and non-interest revenue, realized gain (losses) on sales of available for sale securities, net.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

		Fair Value Measurements Using
Particulars	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative assets	111,189.0	—	111,189.0	—
Derivative liabilities	104,676.8	—	104,676.8	—

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

		Fair Value Measurements Using
Particulars	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Derivative assets	77,929.2	—	77,929.2	—
Derivative liabilities	75,326.1	—	75,326.1	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on an annual basis for impairment in accordance with US GAAP. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the year ended March 31, 2009 and the year ended March 31, 2010. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by major class of intangible assets at March 31, 2009 and March 31, 2010:

	As of March 31, 2009						As of March 31, 2010
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying Amount		Net carrying Amount
	(In millions)
Branch network	Rs.	8,335.0	Rs.	1,190.4	Rs.	7,144.6	Rs.	8,335.0	Rs.	2,578.9	Rs.	5,756.1	US$	128.1
Customer relationship		2,710.0		1,161.9		1,548.1		2,710.0		2,517.0		193.0		4.3
Core deposit		4,414.0		756.7		3,657.3		4,414.0		1,638.6		2,775.4		61.7
Favorable leases		543.0		162.0		381.0		543.0		306.0		237.0		5.3

Total	Rs.	16,002.0	Rs.	3,271.0	Rs.	12,731.0	Rs.	16,002.0	Rs.	7,040.5	Rs.	8,961.5	US$	199.4

The estimated amortization expense for intangible assets is given in the table below:

	As of March 31,
	2010		2010
	(in millions)
To be amortized during the twelve months ending March 31:
2011	Rs.	2,558.6	US$	56.9
2012		2,328.9		51.8
2013		2,304.5		51.3
2014		1,538.5		34.2

2015		219.0		4.9

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashi Jagdishan
Name:	Sashi Jagdishan
Title:	Head Finance

Date: September 30, 2010

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008).

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

2.2	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

4.1	Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008).

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.

101***	Instance Document

101***	Schema Document

101***	Calculation Linkbase Document

101***	Definition Linkbase Document

101***	Labels Linkbase Document

101***	Presentation Linkbase Document

***	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.