Form 20-F
period 2011-03-31
HDFC BANK LTD
filed 2011-09-30
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

Email: sanjay.dongre@hdfcbank.com,

Address: 2nd floor, Process House, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three Equity Shares, Par value Rs. 2.0 per share	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Equity Shares, as of March 31, 2011            2,326,128,420

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Exchange Rates and Certain Defined Terms	1
		Risk Factors	24
		Selected Financial and Other Data	48
Item 4	Information on the Company	Business	3
		Selected Statistical Information	51
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	70
		Principal Shareholders	107
		Related Party Transactions	108
		Supervision and Regulation	117
Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	70
		Merger of Centurion Bank of Punjab	71
Item 6	Directors, Senior Management and Employees	Business—Employees	23
		Management	90
		Principal Shareholders	107
Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	107
		Management—Loans to Members of our Senior Management	100
		Related Party Transactions	108
Item 8	Financial Information	Business—Legal Proceedings	23
Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	34
		Restrictions on Foreign Ownership of Indian Securities	137
Item 10	Additional Information	Management	90
		Description of Equity Shares	36
		Dividend Policy	47
		Taxation	111
		Supervision and Regulation	117
		Exchange Controls	135
		Restrictions on Foreign Ownership of Indian Securities	137
		Additional Information	140
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	17
		Selected Statistical Information	51
Item 12	Description of Securities Other than Equity Securities	Not Applicable
Item 12D	ADSs fee disclosure	Description of American Depository Shares—Fees and Charges for Holders of American Depository Shares	43

ii

	Item Caption	Location	Page
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Controls and Procedures	101
		Management’s Report on Internal Control Over Financial Reporting	141
		Report of Independent Registered Public Accounting Firm	142
Item 16A	Audit Committee Financial Expert	Management—Audit and Compliance Committee Financial Expert	102
Item 16B	Code of Ethics	Management—Code of Ethics	102
Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	102
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Item 16F	Changes in or disagreements with accountants	Not Applicable
Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	103

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “ Rs.” or “rupees” or “Indian rupees” are to the legal currency of India.

Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences insofar as they relate to us include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

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

During fiscal 2007 and fiscal 2008 the rupee appreciated against the USD. Strong capital flows ensured that the rupee moved with an upside bias in the period. However, in fiscal year 2009 the trend reversed on account of the sub-prime crisis and global risk aversion that led to a portfolio outflows and ensured that the rupee came under strong pressure in the period. The INR managed to recover somewhat in fiscal 2010 in line with the pickup in the global economy and improvement in global risk appetite. Finally, in fiscal 2011 the rupee was range bound as capital flows just about managed to balance the current account deficit (the high and low during the period was Rs. 47.71 per US$1 and Rs. 44.11 per US$ respectively)

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in The City of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2007	43.10	45.11	46.83	42.78
2008	40.02	40.13	43.05	38.48
2009	50.87	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.49	47.49	43.90

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
March 2011	44.54	44.91	45.24	44.54
April 2011	44.24	44.30	44.51	44.00
May 2011	45.04	44.90	45.33	44.27
June 2011	44.59	44.81	45.00	44.59
July 2011	44.20	44.40	44.62	44.03
August 2011	45.79	45.31	46.15	44.06

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 44.54 on March 31, 2011. The noon buying rate on September 23, 2011 was Rs. 49.34 per US$1.00.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change.

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

BUSINESS

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to upper and middle income individuals and corporations in India. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe is high quality service and superior execution. We have three principal business activities: retail banking, wholesale banking and treasury operations.

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2011, we expanded our operations from 535 branches and 1,323 Automated Teller Machines (ATMs) in 228 cities to 1,986 branches and 5,471 ATMs in 996 cities. During the same five years, our customer base grew from 9.6 million customers to 21.9 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 791.0 billion as of March 31, 2006 to Rs. 2,920.2 billion as of March 31, 2011. Our net income has increased from Rs. 9.2 billion for fiscal 2006 to Rs. 41.2 billion for fiscal 2011 at a compounded annual growth rate of 34.9%. Our rapid growth is in part attributable to our acquisition of Centurion Bank of Punjab Limited (CBoP). CBoP was a new generation private sector Indian bank that offered retail, small and medium enterprise and corporate banking products and services, similar to ours. Our shareholders approved the acquisition on March 27, 2008, and it became effective May 23, 2008. As consideration for the acquisition, every 29 equity shares of CBoP were exchanged for one of our equity shares. The primary purpose of the acquisition was to realize potential synergies and growth opportunities. As a result of our acquisition of CBoP, our network increased by 404 branches and 426 ATMs with a geographical spread mainly across areas such as Punjab, Haryana and Kerala. We acquired over two million customers, approximately Rs. 266,834.6 million in assets and assumed approximately Rs. 239,003.1 million in liabilities. The fair value of the net assets we acquired was Rs. 27,831.5 million on the date we acquired CBoP, this resulted in goodwill of Rs. 74,937.9 million. Had the CBoP acquisition taken place at the beginning of fiscals 2008 and 2009, our combined net income would have been Rs. 12,059.5 million and Rs. 14,174.5 million for fiscals 2008 and 2009, respectively (our actual net income was Rs. 13,154.2 million and Rs. 15,104.3 million for fiscals 2008 and 2009, respectively).

Notwithstanding our pace of growth, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2011, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.2% of net customer assets as per Indian Generally Accepted Accounting Principles, or Indian GAAP. In addition, our net customer assets represented 76.7% of our deposits and customer deposits represented 75.2% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 52.7% of total deposits for fiscal 2011. These low-cost deposits and the cash float associated with our transactional services, led to an average cost of funds including equity (calculated under Indian GAAP) for fiscal 2011 of 3.8%.

We are part of the HDFC group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance. HDFC Limited and its subsidiaries owned 23.4% of our outstanding equity shares as of March 31, 2011. Our Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of our shareholders and the Reserve Bank of India (RBI). Mrs. Renu Karnad – Managing Director of HDFC Limited is a member of our Board of Directors. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited respectively and mutual funds of HDFC Asset Management Company Limited.

We had a cash outflow of approximately Rs. 6.9 billion, Rs. 6.0 billion and Rs. 5.8 billion in fiscals 2009, 2010 and 2011, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 15.1 billion in fiscal 2012. This budgeted amount includes Rs. 3.8 billion to expand our branch and back office network, Rs. 1.0 billion to expand our ATM network, Rs. 0.7 billion to expand our Electronic Data Capture terminal network and Rs. 9.7 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

We have two subsidiaries: HDFC Securities Limited (“HSL”) and HDB Financial Services Limited (“HDBFS”). HSL is primarily in the business of providing brokerage services through the internet and other channels. HDBFS is a non-deposit taking non-bank finance company (“NBFC”). We have consolidated the financial statements of Atlas Documentary Facilitators Company Private Ltd. (“ADFC”), which provides back office transaction processing services, in our U.S. GAAP financial statements.

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

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We are a leader among Indian banks in our use of technology

Since our inception, we have made substantial investments in our technology platform and systems, built multiple distribution channels, including an electronically linked branch network, automated telephone banking, internet banking and banking through mobile phones, to offer our customers convenient access to various products. We have implemented ambitious IT-based governance, risk and compliance frameworks based on best practices, standards and other regulatory requirements and have received an International Organization for Standardization ISO27001 certification for all our data centers.

We have templatized credit underwriting through automated customer data de-duplication and real-time scoring in our loan origination process. Having enhanced our cross selling and up-selling capabilities through data mining and analytical customer relationship management solutions, our technology enables us to have a 360o view of our customers. We employ event detection technology-based customer messaging and have deployed an enterprise wide data warehousing solution as a back bone to our business intelligence system.

We have implemented a malware scanning solution to monitor major customer facing websites through external scanning engines thereby making the websites more secure and fraud-proof. Implementation of a risk management engine for internet transactions has reduced the phishing and man in the middle attacks significantly. We have also implemented a digital certificates based security engine for corporate internet banking customers thereby making their transactions highly secure. Credit and debit cards usage of our customers is secured by powerful proactive risk manager technology solutions which sends rules based SMS alerts as well as prompts customer service representatives to call the customer on detecting abnormal usage behavior. This prevents frauds and minimizes losses to customers, if the card has been stolen and yet to be hot listed.

To ensure the availability of systems round the clock for our customers, we have implemented tools to manage and optimize ever-increasing network traffic. We have also implemented best practices for our datacenters and have optimized energy costs involved in various facets of IT Infrastructure by adopting server and storage virtualization technologies. We have modernized our credit card platform and have introduced latest technology to achieve scalability and competitiveness. The operational efficiency of our retail assets business has been improved by the introduction of imaging technologies. New areas like mobile banking, mobile trading and retail loans via the internet portal and online Initial Public Offering (IPO) application has opened increasing transaction avenues for retail customers and made their lives simpler and more convenient.

Sophisticated automated switch-over and switch-back solutions power our disaster recovery management strategy for key core banking solutions in our data center, improving availability of our services to our customers. With the various initiatives that we have taken using technology, we have been successful in driving the development of innovative product features, reducing operating costs, enhancing customer service delivery and minimizing inherent risks.

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

Some of our operational achievements, which we believe have enabled us to deliver high quality service, include: (i) deposit accounts processed by our operations team with a turnaround time of less than two working days; (ii) welcome kits dispatched to customers within two working days of opening a deposit account; and (iii) internet banking personal identification numbers (PINs) generated within one working day of a request logged in our systems.

We offer a wide range of products to our clients in order to service their banking needs

Whether in retail or wholesale banking, we consider ourselves a ‘one-stop shop’ for our customers’ banking needs. Our retail banking products range from almost all kinds of retail loans, deposit products and other products and services such as private banking, depositary accounts, foreign exchange services, distribution of third party products such as insurance and mutual funds, bill payments and sale of precious metals such as gold and silver. In addition we offer our customers broking accounts through our subsidiary HSL. On the wholesale banking side we offer customers working capital loans, term loans, bill collections, letters of credit and guarantees and forex and derivative products. In addition we offer a wide range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We collect taxes for the government and are bankers to issues of equity shares and bonds to the public by corporates. Our wide range of products creates multiple cross-selling opportunities for us and improves our customer retention rates.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 1.0% as of March 31, 2011 and our net non-performing assets amounted to 0.2% of net customer assets as per Indian GAAP. Additionally, we have restructured the payment terms of certain loans. As of March 31, 2011, these represented 0.2% of our gross customer assets. We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Maintain a low cost of funds

As of March 31, 2011, our average cost of funds (including equity) was 3.8% as per Indian GAAP. We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging on our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing.

Focus on high earnings growth with low volatility

Our aggregate earnings have grown at a compounded average rate of 34.9% during the five-year period ending March 31, 2011. We intend to maintain our focus on steady earnings growth through conservative risk management techniques and low-cost funding. In addition, we aim not to rely heavily on volatile streams of income such as those from trading and other big ticket fees (such as those from investment banking) so as to maintain a steady earnings growth.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31,
	2009			2010			2011
	(in millions, except percentages)
Retail banking	Rs.	67,089.8	77.9%	Rs.	84,685.7	80.1%	Rs.	122,321.0	US$	2,746.3	84.0%
Wholesale banking		15,151.9	17.6%		14,125.6	13.4%		21,151.9		474.9	14.5%
Treasury operations		3,848.3	4.5%		6,825.8	6.5%		2,122.9		47.7	1.5%

Net revenue	Rs.	86,090.0	100%	Rs.	105,637.1	100%	Rs.	145,595.8	US$	3,268.9	100%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of upper and middle income individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes, which together account for slightly more than a third of our total retail banking loans. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.

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

As of March 31, 2011, we had 1,986 branches and 5,471 ATMs in 996 cities. We also provide telephone banking, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to receiving regulatory approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 59.4% of our gross loans as of March 31, 2011. Apart from our branches, we use our ATM screens and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for the making of payments. However, unsecured personal loans are still a greater credit risk for us than our secured loan portfolio because they are not supported by any collateral. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher loan yield since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors— Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the value and share of our retail credit products:

	At March 31, 2011 Value				% of Total Value
	(in millions)
Retail Loans:
Auto loans	Rs.	257,670.2	US$	5,785.1	26.1%
Personal loans / Credit Cards		158,283.2		3,553.7	16.1%
Retail business banking		207,975.5		4,669.4	21.1%
Other Retail Loans		356,215.7		7,997.8	36.1%

Total retail loans		980,144.6		22,006.0	99.4%
Mortgage-backed securities		4,830.5		108.5	0.5%
Asset-backed securities		843.3		18.9	0.1%

Total retail assets	Rs.	985,818.4	US$	22,133.4	100.0%

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

Personal Loans / Credit Cards

We offer unsecured personal loans at fixed rates to specific customer segments, including salaried individuals and self-employed professionals. In addition, we offer unsecured personal loans to small businesses and individual businessmen.

We also offer credit cards from the VISA and MasterCard stable, including gold, silver, corporate, platinum, titanium, signature, infinite, regalia, superia and world credit cards. We had approximately 5.1 million cards outstanding as of March 31, 2011, as against 4.5 million as of March 31, 2010.

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

Other Retail Loans

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

We also offer loans which primarily include overdrafts against time deposits, health care equipment financing loans, tractor loans, loans against gold and ornaments, loans to self-help groups and small loans to farmers.

Mortgage-backed Securities and Housing Loans

In fiscal 2003, we entered the home loan business through an arrangement with HDFC Limited. Under this arrangement, we sell home loans provided by HDFC Limited, which approves the credit sanctioning and disburses the loans. The loans are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited is obligated to offer us up to 70% of the disbursed home loans sourced under the arrangement. We have the option to purchase the loans at the underlying yields less a spread of 1.25% payable towards the administration and servicing of the loans. A part of the home loans may also qualify for our directed lending requirement.

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

Sale/Transfer of Receivables

We enter into assignment transactions from time to time, which are similar to asset-backed securitization transactions through the special purpose entity (SPE) route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. We also securitize our retail loan receivables through independent SPEs. In respect of these transactions, we provide credit enhancements generally in the form of cash collateral/guarantees/interest spreads and/or by subordination of cash flows to senior PTCs. In fiscal 2010 and 2011 we did not sell any performing loans.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented 67.1% of our total deposits as of March 31, 2011 as per Indian GAAP. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2011
	Value (in millions)				% of total	Number of accounts (in thousands)	% of total
Savings	Rs.	613,560.6	US$	13,775.5	43.8%	13,337	76.6%
Current		225,859.2		5,070.9	16.1%	1,547	8.9%
Time		560,192.3		12,577.3	40.1%	2,534	14.5%

Total	Rs.	1,399,612.1	US$	31,423.7	100.0%	17,418	100.0%

Our individual retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to internet and phone banking services, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:

•

Savings accounts, which are demand deposits in checking accounts designed primarily for individuals and trusts. These accrue interest at a fixed rate set by the RBI (the rate of interest calculated on the daily average balances in the account was revised from 3.5% per annum to 4.0% per annum with effect from May 3, 2011); see also “Supervision and Regulation”.

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

Other Retail Services and Products

Debit Cards

We have 1.2 million debit cards which can be used at ATMs and Point of Sales in India and in other countries across the world.

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

Insurance

We have arrangements with HDFC Standard Life Insurance Company and HDFC ERGO General Insurance Company Limited to distribute their life insurance and general insurance products respectively, to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years in some cases while the policy is still in force.

Precious Metals

We import gold and silver bars for sale to our retail customers through our branch network.

Investment Advice

We offer our customers a broad range of investment advice, including advice regarding the purchase of Indian debt, equity shares and mutual funds. We provide our high net worth private banking customers with a personal investment advisor who can consult with them on their individual investment needs.

Bill Payment Services

We offer our customers utility bill payment services for leading utility companies, including electricity, telephone and internet service providers. Customers can also review and access their bill details through our direct banking channels. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels—ATMs, telephone banking, internet banking and mobile telephone banking.

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as preferential loan rates and in some cases lower minimum balance requirements. As of March 31, 2011, these accounts constituted approximately 52.9% of our total retail savings accounts by number and approximately 31.3% of our retail savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 112.8 billion as of March 31, 2011.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances, including services offered in partnership with third parties, such as Western Union. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services is comprised of upper and middle income individuals and high net worth customers. We also target small businesses, trusts and non-profit corporations. As of March 31, 2011, around 13% of our retail deposit customers contributed approximately 68% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

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

Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and government entities. Our capital markets transactional services include custodial services for mutual funds and clearing bank services for the major Indian stock exchanges and commodity exchanges. In addition, we provide correspondent banking services, including cash management services and funds transfers, to foreign banks and co-operative banks.

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

	As of March 31,
	2009		2010		2011		2011
	(in millions)
Gross commercial loans:
Working capital	Rs.	154,054.9	Rs.	228,276.2	Rs.	295,123.0	US$	6,626.0
Term loans		236,597.1		359,680.6		373,482.7		8,385.3

Total commercial loans	Rs.	390,652.0	Rs.	587,956.8	Rs.	668,605.7	US$	15,011.3

Credit substitutes:
Commercial paper	Rs.	961.1	Rs.	197.1	Rs.	11,906.8	US$	267.3
Non-convertible debentures		3,262.1		2,279.2		2,584.3		58.0
Preference shares		29.1		—		—		—

Total credit substitutes	Rs.	4,252.3	Rs.	2,476.3	Rs.	14,491.1	US$	325.3

Customer assets	Rs.	394,904.3	Rs.	590,433.1	Rs.	683,096.8	US$	15,336.6

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2011, approximately 72.4% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 184.8 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

We price our loans based on a combination of our own cost of funds, market rates, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate, the pricing is based on a margin that depends on the credit assessment of the borrower.

The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans—Directed Lending”.

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2009		2010		2011		2011
	(in millions)
Bill collection	Rs.	971,231.8	Rs.	1,876,968.0	Rs.	1,968,026.5	US$	44,185.6
Documentary credits		357,541.3		319,658.0		429,856.9		9,651.0
Bank guarantees		65,200.6		88,439.1		133,783.9		3,003.7

Total	Rs.	1,393,973.7	Rs.	2,285,065.1	Rs.	2,531,667.3	US$	56,840.3

Bill collection: We provide bill collection services for our corporate clients in which we collect bills on behalf of a corporate client from the bank of our client’s customer. We do not advance funds to our client until receipt of payment.

Documentary credits: We issue documentary credit facilities on behalf of our customers for trade financing, sourcing of raw materials and capital equipment purchases.

Bank guarantees: We provide bank guarantees on behalf of our customers to guarantee their payment or performance obligations. A small part of our guarantee portfolio consists of margin guarantees to brokers issued in favor of stock exchanges.

Foreign Exchange and Derivatives

Our foreign exchange and derivative product offering to our customers covers a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our treasury front office works on such product offerings jointly with the relationship managers from Wholesale Banking.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2009, 2010 and 2011, together with the fair values on each reporting date:

	As of March 31,
	2009				2010				2011				2011
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	135,612.0	Rs.	(3,059.6)	Rs.	191,878.3	Rs.	(1,462.7)	Rs.	168,279.9	Rs.	500.0	US$	3,778.2	US$	11.2
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	354,385.6	Rs.	20,657.0	Rs.	420,632.2	Rs.	1,565.9	Rs.	454,323.6	Rs.	1,138.4	US$	10,200.3	US$	25.6

Investment banking

Under our investment banking services, we currently focus on providing debt and loan syndication as well as private placements as an added offering for our wholesale banking customers.

Precious Metals

We are in the business of importing gold and silver bullion to leverage our distribution and servicing strengths and cater to the domestic bullion trader segment. We generally import bullion on a consignment basis so as to minimize price risk. The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. The Bank earns a fee on such wholesale bullion transactions.

Wholesale Deposit Products

As of March 31, 2011, we had wholesale deposits totaling Rs. 686.3 billion, which represented 32.9% of our total deposits as per Indian GAAP. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

Our primary cash management service is check collection and payment. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we can effectively provide nationwide collection and disbursement systems for our corporate clients. This is especially important because there is no nationwide payment system in India, and checks must generally be returned to the city from which written, in order to be cleared. Because of mail delivery delays and the variations in city-based inter-bank clearing practices, check collections can be slow and unpredictable, and can lead to uncertainty and inefficiencies in cash management. We believe, we have a strong position in this area relative to most other participants in this market. Although the public sector banks have extensive branch networks, many of their branches typically are still not electronically linked. The foreign banks are restricted in their ability to expand their branch network.

As of March 31, 2011, over 5,400 wholesale banking clients used our cash management services. These clients include leading Indian private sector companies, public sector undertakings and multinational companies. We also provide these services to most Indian insurance companies, many mutual funds, brokers, financial institutions and various government entities.

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

In 2005, the RBI introduced an inter-bank settlement system called the Real Time Gross Settlement (RTGS) system. The RTGS system facilitates real time settlements primarily between banks and therefore could have an adverse impact on our cash management services. However, we believe our cash management services offer certain advantages not present in RTGS, including the provision of greater information to our clients regarding the source and identity of payments. In addition, through our cash management services our clients receive checks from their customers, which we believe many of our clients prefer because the issuance of a bad check is a criminal offense in India. See “Risk Factors—Risks Relating to Our Business—The development of a well entrenched nationwide inter-bank settlement system would adversely impact our cash float and decrease fees we receive in connection with check collection”.

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

Correspondent Banking Services

We act as a correspondent bank for co-operative banks, co-operative societies and foreign banks. We provide cash management services, funds transfers and services, such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our cost of funds.

We are well positioned to offer this service to co-operative banks and foreign banks in light of the structure of the Indian banking industry and our position within it. Co-operative banks are generally restricted to a particular state and foreign banks have limited branch networks. The customers of these banks frequently need services in other areas of the country that their own banks cannot provide. Because of our technology platforms, geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers. By contrast, although the public sector banks have extensive branch networks and also provide correspondent banking services, many of them have not yet created electronically connected networks and their branches typically operate independently of one another.

Tax Collections

We were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2011, we collected Rs. 989 billion of direct taxes for the government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal 2011, we collected over Rs. 300 billion of such indirect taxes for the government of India and relevant state governments. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and debt securities desk and equities market. See also “—Risk Management” for a discussion of our management of market risk, including liquidity risk, interest rate risk and foreign exchange risk.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2009, 2010 and 2011, together with the fair values on each reporting date:

	As of March 31,
	2009				2010				2011				2011
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,241,193.2	Rs.	791.0	Rs.	1,830,447.4	Rs.	(98.0)	Rs.	1,877,858.9	Rs.	(2,449.3)	US$	42,161.2	US$	(55.0)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	2,141,088.9	Rs.	(11,876.2)	Rs.	2,260,135.8	Rs.	2,597.9	Rs.	2,946,160.8	Rs.	2,002.7	US$	66,146.4	US$	45.00

Domestic Money Market and Debt Securities Desk

Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements. These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian government securities. See also “Supervision and Regulation—Legal Reserve Requirements”. Our local currency desk primarily trades Indian government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2011, we had an internal approved limit of Rs. 400 million for secondary market purchases and Rs. 100 million for primary purchases of equity investments for proprietary trading and our exposure as of March 31, 2011 was within the said limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2011, we had an aggregate of 1,986 branches covering 996 cities. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

Almost all of our branches focus exclusively on providing retail services and products, though a few also provide wholesale banking services. The range of products and services available at each branch depends in part on the size and location of the branch.

As part of its branch licensing conditions, the RBI requires that at least 25% of our branches (not including extension counters) be located in semi-urban or rural areas. Additionally 25% of all incremental branches added during the year must be located in unbanked areas. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000 people. A rural area is defined as a center with a population of less than 10,000 people. These population figures relate to the 2001 census conducted by the government of India. As of March 31, 2011, 793 of our branches (not including extension counters) were in such semi-urban or rural areas. Recently the RBI has given a general permission to Scheduled Commercial Banks to open branches in locations having a population lower than 50,000 and in the case of the north eastern states of India including the state of Sikkim without having the need to obtain prior approvals. The banks are directed to report full details of the branches opened in terms of the above general permission. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain which commenced operations in September 2008. We have a full service banking branch in Hong Kong which commenced its operation in October 2010. Through this branch, we provide services to Indian corporates and their affiliates to cater to their international banking requirements, as well as to retail customers.

Automated Teller Machines

As of March 31, 2011, we had a total of 5,471 ATMs, of which 2,749 were located at our branches or extension counters and 2,722 were located off site, including at large residential developments, or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, depositing cash / checks and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or Non-HDFC Bank ATMs. ATM cards issued by other banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction. Our Debit Cards can be used on ATMs of other banks while our ATM cards can be used on most of the ATM networks (other than Visa and Mastercard).

Telephone Banking

We provide telephone banking services to our customers in 996 cities. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments on checks. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

Mobile Telephone Banking

Using our mobile banking platform, customers can perform enquiry based non-financial transactions such as balance enquiries, requests for account statements and requests for mini-statements of their transactions etc. We offer our customers the ability to carry out financial transactions from their mobile phone using “ ngpay”. Customers can carry out financial transactions, such as transferring funds within and outside the Bank and mobile commerce using their HDFC Bank account by downloading this application on their mobile phones.

Internet Banking

Through our “net banking” channel, customers can access account information, track transactions, order check books, request stop check payments, transfer funds between accounts and to third parties who maintain accounts with us, open fixed deposits, give instructions for the purchase and sale of units in mutual funds, pay bills and make demand draft requests. We encourage use of our internet banking service by offering some key services for free or at a lower cost.

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

We consider credit risk of a counter-party comprehensively, and thus, our credit policies and procedures apply to not only credit exposures but also credit substitutes and contingent exposures. Our Credit Policies and Procedure Manual and Credit Program, (Credit Policies) are central in controlling credit risk in various activities and products. These articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. Each credit is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the credit and market risk department.

We have in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/impaired based on a rating scale of 1 to 10 (1 indicating the best and 10 the worst). We have specific models applicable to each significant segment of wholesale credit (e.g. large corporate, SME – manufacturing, SME – Services and NBFCs). Each model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

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

We do not extend credit on the judgment of one officer alone. Our credit approval process is based on a three approval system that combines credit approval authorities and discretionary powers. The required three approvals are provided by credit approvers who derive their authority from their credit skills and experience. The level for approval of a credit varies depending upon the grading of the borrower, the quantum of facilities required and whether we have been dealing with the customer by providing credit facilities in the past. Thus, initial approvals would typically require a higher level of approval for a borrower with the same grading and for sanctioning the same facility.

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower / business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of the bank’s capital funds. This limit may be exceeded by an additional 10% (i.e. up to 50%) provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances, with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. For certain blue chip clients and reputed groups or in particular for entities whose borrowings / bonds qualify as Priority Sector Lending, a bank may approach the RBI for single/group borrower ceilings higher than the prescribed limits. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single Non-Banking Finance Company (NBFC) / NBFC – Asset Financing Company (AFC) / NBFC – Infrastructure Finance Company (IFC) should not exceed 10%, 15% and 15% respectively of the bank’s capital funds. The bank may, however, assume exposures on a single NBFC /NBFC-AFC /NBFC-IFC, up to 15%, 20% and 20% respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% specified earlier is on account of funds on-lent by the NBFC /NBFC-AFC / NBFC-IFC to the infrastructure sector.

b) Industry: Exposure to any one industry cannot exceed 12% of aggregate exposures – for this purpose advances and investments as well as non-fund based exposures are aggregated. Retail advances are exempt from such ceiling. Further, exposure to banks and state sponsored financial institutions is capped at a level of 25%.

c) Risk grading: We do not assume any incremental exposures on borrowers with an internal risk rating of 7 or worse, except on a highly secured basis or as part of a rehabilitation/restructuring plan. Further, we have set quantitative ceilings on aggregate funded plus non-funded exposure (excluding retail assets) specific to each risk rating category.

While we primarily make our credit decisions on a cash flow basis, we also obtain security for a significant portion of credit facilities extended by us as a second potential remedy. This can take the form of a floating charge on the movable assets of the borrower or a (first or residual) charge on the fixed assets and properties owned by the borrower. We may also require guarantees and letters of support from the flagship companies of the group in cases where facilities are granted based on our comfort level or relationship with the parent company.

We have a process for regular monitoring of all accounts at several levels. These include periodic calls to the customer, plant visits, credit reviews and monitoring of secondary data. These are designed to detect any early warning signals of deterioration in credit quality so that we can take timely corrective action.

The RBI restricts us from lending to companies with which we have any directors in common. Also, the RBI directs a portion of our lending to certain specified sectors (Priority Sector Lending). See “Supervision and Regulation – Regulations Relating to Making Loans – Directed Lending”.

Retail Credit Risk

We offer a range of retail products, such as auto loans, personal loans, credit cards, business banking, two-wheeler loans, loans against securities, commercial vehicle loans, etc. Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.

For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviations need to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contactability and profile. Our credit policies/product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgement of our senior officers.

The retail credit risk team manages credit risk in retail assets and has the following constituents:

(a) Central Risk Unit: The central risk unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for launch of new products and new geographies. The central risk unit also conducts periodic reviews that cover portfolio management information system (MIS), credit MIS and post-approval reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.

(b) Retail Underwriting: This unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies/procedures, as applicable.

(c) Risk Intelligence and Control: This unit is responsible for sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availing themselves of loans. The unit initiates market reference checks to avoid recurrence of frauds and financial losses.

(d) Retail Collections Unit: This unit is responsible for remedial management of problem exposures in retail assets. The collections unit uses specific strategies for various segments and products for remedial management.

We mine data on our borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment regularly, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and maintenance of asset quality.

Our retails loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities) in most cases we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offence in India to issue a bad check.

Market Risk

Market risk refers to the potential loss on account of adverse changes in market variables or other risk factors which affect the value of financial instruments which we hold. The financial instrument holdings may include investment in securities and money market instruments, including equities, bonds, foreign exchange products and derivative instruments (linear as well as non-linear products).

The market variables which affect the valuation of these instruments typically include interest rates, equity prices, commodity prices, exchange rates and volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earning from the upside potential, there is always a possibility of downside risk. Thus, we have to constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. Our risk appetite is set through a pre-approved treasury limit, counterparty exposure limit and Asset Liability Management (ALM) limit. The process for monitoring and review of risk exposure is outlined in the risk procedure manual and policies.

Our Board of Directors reviews and approves the policies for the management of market risks by way of risk limits. The risk monitoring committee of the Board of Directors approves market risk policies and procedures and reviews market risk limits of various operating levels. The Board of Directors has delegated the responsibility for ongoing balance sheet market risk management to the asset liability committee. This committee, which is chaired by the Managing Director and includes the heads of the business groups, meets every other week and more often when conditions require. The committee reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on the balance sheet and business. Finally, it ensures adherence to ALM market risk limits and decides on the inter-segment transfer pricing policy. The market risk department specifies the risk valuation methodology of various treasury products, formulates procedures for portfolio risk valuation, assesses market risk factors and recommends various market risk controls for various treasury desks. The treasury mid-office is responsible for reporting market risks arising from the treasury desks.

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

Asset Liability Management

We fund core customer assets, consisting of loans and credit substitutes, with core customer liabilities, consisting principally of deposits. We also transact in the inter-bank market mainly for management of short-term liquidity mismatches.

We maintain a substantial portfolio of liquid, high-quality Indian Government Securities. On a regular basis, we prepare a structural liquidity report in order to analyze our liquidity position. The same is submitted to the RBI on a monthly basis.

We have adopted the gap analysis method to measure interest rate risk. The gap or mismatch risk is measured by calculating gaps over different time intervals as on a given date. Gap analysis measures mismatches between rate sensitive liabilities and rate sensitive assets. An asset or liability is classified as rate sensitive if:

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

We have set a cumulative gap limit which is obtained by adding individual time bucket-wise gaps in the interest rate sensitive assets and interest rate sensitive liabilities.

The Asset and Liability Committee (“ALCO”) is responsible for ensuring adherence to the limits set by the Board of Directors for liquidity and Interest Rate Risk. The treasury group is responsible for providing market related inputs, i.e. interest rate, liquidity, and exchange rate scenarios to the ALCO. The treasury group is also responsible for implementing the asset and liability strategies as decided by the ALCO.

Our ALCO addresses the two principal aspects of our asset liability management program as follows:

First, the ALCO monitors the liquidity gap and, at the corporate level, recommends appropriate financing or asset deployment strategies depending on whether the gap is a net asset position or a net liability position, respectively. Operationally, in the short-term, our treasury group implements these recommendations through transactions in the money market.

Second, the ALCO monitors our interest rate gap and, at the corporate level, recommends re-pricing of our asset or liability portfolios. Operationally, in the short-term, our treasury group implements these recommendations by entering into transactions in the money market and interest rate swaps market.

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

Liquidity is managed on a daily basis by the treasury group under the direction of the ALCO. The treasury group is responsible for ensuring that we have adequate liquidity, ensuring that our funding mix is appropriate so as to avoid maturity mismatches and price and reinvestment rate risk in case of a maturity gap, and monitoring local markets for the adequacy of funding liquidity.

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

The day-to-day monitoring and reporting of market risk and counterparty risk limits is carried out independently by the treasury mid-office department. The treasury mid-office department is independent of the treasury group and has a reporting line to the head of credit and market risk.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Strategies

Our Operational Risk Framework has been developed and independently reviewed by our risk and control teams. Key steps towards effective operational risk management include identification, assessment, review, control and reporting of key operational risks.

Process and Measurement

We manage operational risk through segregation of functions, clear reporting guidelines, a strong management team with vast experience in diverse fields, well-defined processes, operating manuals and job cards, transactions verification and authorization, distributed processing and staff training. We are in the process of implementing various principles and guidelines laid out in respect of operational risk management by the Basel Committee on Banking Supervision in the Basel II guidelines and by the RBI in its circulars and guidance note on operational risk. We have a robust process of reporting operational losses and issues relating to operational risk, wherein the relevant areas are quickly reviewed and any gap suitably addressed. This is further being enhanced with a framework that has integrated capabilities to monitor losses, evaluate operational key risk indicators and qualitatively evaluate risk-control environments among other sound principles and practices.

We have robust information technology with disaster recovery capability for critical components apart from having an integrated Business Continuity Planning (BCP) initiative for our business operations. A BCP Committee oversees strategy and the implementation of our disaster and business continuity framework. We have an information security committee which oversees strategy and the implementation of information security policies and procedures.

Risk Reporting

As a part of our overall operational risk management strategy, there is a clear line of reporting at every function which facilitates reporting and monitoring of operational risk events. Further, measurement and reporting is also achieved through various management information systems attached with each operational process which are generated and monitored regularly.

Mitigating

We manage our various operational risks by adopting best practices in business processes through checks and balances, embedding monitoring and control mechanisms as a part of day-to-day operations and having an effective internal audit process. Various risk mitigants are monitored regularly and reviewed periodically by us to ensure effective implementation. Control and mitigation guidelines are part of various products, our process operation manual and various other documents. We cover risk on account of natural disasters through appropriate insurance.

Operational Risk Capital

Currently we are following the ‘Basic Indicator Approach’ for operational risk capital assessment as mandated by the RBI.

Competition

We face strong competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions.

Retail Banking

In retail banking, our principal competitors are the large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and non-banking finance companies in the case of retail loan products. The retail deposit share of the foreign banks is quite small by comparison to the public sector banks. However, some of the foreign banks have a significant presence among non-resident Indians and also compete for non-branch-based products.

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

Employees

The number of our employees has increased to 55,752 as of March 31, 2011 as compared to 51,888 as of March 31, 2010. Most of our employees are located in India. We consider our relations with our employees to be good. On acquisition, a few employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

We use incentives in structuring compensation packages and have established a performance-based bonus scheme under which permanent employees have a variable pay component of their salary.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme, required by government regulation, under which the fund is required to pay to employees a minimum annual return, which at present is 9.5%. If the return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our erstwhile CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

We focus on training our employees on a continuous basis. We have a training center in Mumbai, where we conduct regular training programs for our employees. Management and executive trainees generally undergo up to eight-week training modules covering most aspects of banking. We offer courses conducted by both internal and external faculty. In addition to ongoing on-the-job training, we provide employees courses in specific areas or specialized operations on an as-needed basis.

Properties

Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. In addition to the corporate office, we have administrative offices in most of the metros and some other major cities in India.

As of March 31, 2011, we had a network consisting of 1,986 branches and 5,471 ATMs, including 2,722 at non-branch locations. These facilities are located throughout India with the exception of two branches which are located in Bahrain and Hong Kong.

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

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate of the Indian banking industry over the last three fiscal years. For example, our total advances in the three-year period ended March 31, 2011 grew at a compounded annual growth rate of about 31%, as against slightly over 14% for the Indian Banking Industry. This growth rate is partially attributable to our acquisition of CBoP in May 2008. See “Business—Overview”.

Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls such as:

•	recruiting, training and retaining sufficient skilled personnel;

•	upgrading and expanding our technology platform;

•	developing and improving our products and delivery channels;

•	preserving our asset quality as our geographical presence increases and customer profile changes;

•	complying with regulatory requirements such as the Know Your Customer (“KYC”) norms; and

•	maintaining high levels of customer satisfaction.

The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2008, we had a branch network comprised of 761 branches, which increased to 1,986 as at March 31, 2011. We need to seek permission from the RBI before we can open a branch in a Tier I or Tier II locations (i.e. those with populations greater than 50,000). This permission, among other factors, is dependent on the number of branches that we have opened in un-banked areas of the country as well as in centers with a population below 50,000. Additionally, the RBI considers our performance in the areas of priority sector lending and financial inclusion. If we are unable to perform in a manner satisfactory to the RBI in any of the above areas, it may have an impact on the number of branches we will be able to open and would in turn have an impact on our future growth.

If we fail to properly manage our rapid growth, our operations would suffer and our performance as a whole would be materially adversely affected.

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2011, net interest revenue after allowances for credit losses represented 67.8% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different, especially since a portion of our deposits are at rates of interest regulated by the RBI.

Interest rates in India have been gradually rising since the third quarter of fiscal 2011 and continue to rise. There is a possibility that they will rise further due to many factors beyond our control, including the monetary policies of central banks such as the RBI, deregulation of the financial sector, domestic and international inflation, economic and political conditions and other factors. Yields on the Indian government’s ten-year bonds were 7.0%, 7.9% and 8.0% as of March 31, 2009, 2010 and 2011 respectively. If interest rates increase and demand for loans is negatively affected, we may not be able to achieve our volume growth, which would adversely affect our net income. Any volatility in interest rates could adversely affect our net income. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes as per Indian GAAP represented 1.0% of our gross customer assets as of March 31, 2011. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.2% of our net customer assets portfolio as of March 31, 2011. Additionally, we have restructured the payment terms of certain loans. As on March 31, 2011 these represented 0.2% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. We had taken some collateral for approximately 75% of our loan book as of March 31, 2011. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. “See note 11—Loans, in our consolidated financial statements”.

Provisions are created by a charge to expense, and represent our estimate for loan losses and risks inherent in the credit portfolio. See “Selected Statistical Information—Non-Performing Loans”. The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a relatively young bank operating in a growing economy and we have yet not experienced a significant and prolonged downturn in the economy.

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI, or the government of India. These factors coupled with other factors such as volatility in commodity markets and declining business and consumer confidence and decreases in business and consumer spending could impact the operations of our customers and in turn impact their ability to fulfill their obligations towards the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would be and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we will incur due to the downfall of a customer or an industry) in accordance with the policies established by Indian GAAP and the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds, deposit certificates issued by banks and equity shares). As of March 31, 2011, our largest single customer exposure was Rs. 65.0 billion, representing 22.5% of our capital funds valuation, and our ten largest customer exposures totaled Rs. 326.5 billion, representing 112.8% of our capital funds valuation, in each case as per RBI guidelines based on Indian GAAP figures. None of our ten largest customer exposures were classified as non-performing as on March 31, 2011. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures.

We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2011, our largest industry concentrations, in each case based on Indian GAAP figures, were as follows: banks and financial institutions 7.5%, wholesale and retail trade 6.1%, road transportation 5.2%. In addition, as of that date 42.3% of the concentration of our exposures was retail (except where otherwise included in the above classification). As of that date, our total non-performing loans and investments based on Indian GAAP figures were concentrated in the following industries: wholesale and retail trade 15.4%, textiles and garments 9.3%, land transport 5.3%, mining and extraction 3.7% and automobile and auto ancillary 1.7%. Because approximately one-half of our loss exposure is retail, a downturn in the retail sector in India would likely have a proportionate impact on our earnings. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in, failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, the collateral consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As on March 31, 2011 approximately 75% of our loans were secured by some collateral.

Although there is legislation in place that strengthens the rights of creditors and leads to quicker realization of collateral in the event of a default, we may not be able to realize the full value of the collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, stock market downturns, defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India. If we are unable to foreclose on our collateral or realize adequate value, our losses will increase and our net income will decline. The RBI has set forth guidelines on Corporate Debt Restructuring (CDR) via the CDR cell. The guidelines envisage that for debt amounts of Rs. 0.1 billion and above, 60% of the creditors by number, in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 20% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—Commercial Commitments”.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the efforts of our Chairman, our Managing Director, our Executive Directors and members of our senior management. Our future performance is dependent on the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.

Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.

We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses. Unsecured loans are a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or postdated checks from our customers for our unsecured loan products, we may be unable to collect in part or at all in the event of non-payment by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “Business—Retail Banking—Retail Loans and Other Asset Products”.

In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. We adopted the Basel II framework as of March 31, 2009. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 16.2% as of March 31, 2011 as per Basel II. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

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

We face strong competition in all areas of our business, and some of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer, asset and deposit bases, larger branch networks and more capital than we do. These banks are becoming more competitive as they improve their customer services and technology. One of the other private sector banks in India is also larger than we are, based on such measurements. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. The economies of scale that our larger competitors benefit from make it difficult for us to offer competitive pricing on products and services to retain existing customers and attract new customers so that we can execute our growth strategy successfully. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

Our funding is primarily short-and medium-term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2011, about 45% of our loans were short-term and about 40% of our loans were medium-term. As of March 31, 2011, about 29% of our deposits were short-term and about 51% of our deposits were medium-term. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Successive increases in policy rates since February 2010 to date have meant that the ongoing bout of interest rate tightening in India has been faster than many other economies. The RBI has raised key policy rates from 5.25% (repo rate) in April 2010 to 8.25% currently. As a result of certain reserve requirements of the RBI, we are more structurally exposed to interest rate risk than banks in many other countries. See “Supervision and Regulation” – Legal Reserve Requirements. These requirements result in us maintaining (as per extant RBI guidelines currently in force) 24% of our liabilities (computed as per guidelines issued by the RBI) in Government issued bonds and we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities will impact our profitability. The above requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.

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

We are required to maintain our capital market exposures within the limits as prescribed by the RBI. Our capital market exposures are comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers.

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2011 was 28.0% of our net worth on a non-consolidated basis and 28.8% on a consolidated basis. See “Supervision and Regulation—Regulations Relating to Capital Market Exposure Limits.” In the future if we fail to meet these regulatory limits, we may face difficulties in getting other regulatory approvals necessary to conduct business in the normal course, which would have a material adverse effect on our business and operations.

Significant fraud, system failure or calamities would disrupt our revenue generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring system security and availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused due to intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we will be able to restore data and resume processing. However it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario, where the primary site is completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions, which could result in HDFC Limited making decisions or foregoing opportunities to benefit HDFC Limited that restrict our growth and harm our financial condition.

HDFC Limited and its subsidiaries owned 23.4% of our equity as of March 31, 2011. So long as HDFC Limited and its subsidiaries hold at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors including our Chairman and Managing Director who are not required to retire by rotation to our board, subject to RBI approval. Our current Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of the shareholders and the RBI. One of our other directors Mrs. Renu Karnad is the Managing Director of HDFC Limited. Accordingly, HDFC Limited can exercise substantial influence over our board and over matters subject to a shareholder vote. Mr. D. M. Sukthankar is the father of our Executive Director Mr. Paresh Sukthankar and serves as an independent director on the board of HDFC Limited. Mr. D. M. Sukthankar has been on the board of HDFC Limited since 1989. Mr. Paresh Sukthankar was one of our early employees and also a part of the initial senior management team. He was appointed as our Executive Director in October 2007. Both are associated with the respective companies in their independent professional capacities and we believe that none is in a position to exercise influence over the other.

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

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies and may effectively prevent us from taking advantage of business opportunities. See “Related Party Transactions” in the 20-Fs for fiscal 2009, 2010 and 2011 for a summary of transactions we have engaged in and strategic investments made with HDFC Limited during fiscal 2009, 2010 and 2011 respectively. Also see Note 27 to our consolidated financial statements. We currently distribute products of HDFC Limited and its group companies. If we forego opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, such as with HDFC Limited, which could restrict the growth of our business and operations.

RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. The guidelines state that no single entity or group of entities will be permitted to own or control, directly or indirectly, more than 10% of the paid-up capital of a private sector bank without RBI approval. The implementation of such a restriction could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. The RBI’s acknowledgement is required for the acquisition or transfer of a bank’s shares, which will increase the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5% or more of its total paid-up capital. The RBI, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. The RBI has accorded its approval for HDFC Limited to hold more than 10% of our stock. HDFC Limited’s substantial stake in us could discourage or prevent another entity from exploring the possibility of a combination with us. These obstacles to potentially synergistic business combinations could have a material adverse effect on our ability to compete effectively with other large banks and consequently our ability to maintain and improve our financial condition.

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

It was proposed that in the second phase, beginning April 2009, would allow foreign banks to acquire up to 74% of equity capital in private sector banks in India. However, in light of the global financial turmoil and concerns regarding financial strength of banks around the world, the RBI decided to put on hold the second phase of the Roadmap and leave unchanged its policy on the presence of foreign banks in the country. While announcing its annual policy for fiscal 2010 the RBI said that it would continue with the current policy and procedures governing the presence of foreign banks in India. A review will happen once there is greater clarity regarding stability, recovery of the global financial system, and a shared understanding on the regulatory and supervisory architecture around the world. In January 2011, the RBI released a discussion paper on the presence of foreign banks in India, seeking comments and suggestions. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and as a result have a material adverse effect on our business. See “Restrictions on Foreign Ownership of Indian Securities.”

On August 29, 2011 the RBI released draft guidelines for licensing of new banks in the private sector. The key items covered under these draft guidelines as follows: i) Promoters eligible to apply for banking licenses ii) Corporate structure iii) Minimum capital requirements for new banks iv) Foreign shareholding cap v) Corporate governance vi) business model etc. The RBI has called for wider comments and feedback from relevant stakeholders and the public. Final guidelines will be issued and the process of inviting applications for setting up of new banks will be initiated after the RBI has received feedback, comments and suggestions on the draft guidelines, and after certain vital amendments to the Banking Regulation Act are in place.

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

The RBI issued a master circular on July 1, 2009, incorporating the instructions and guidelines issued to banks on branch authorization. Pursuant to the master circular, the process by which the RBI authorized the opening of individual branches on a case-by-case basis was replaced by a system of aggregated approvals on an annual basis. While processing authorization requests, the RBI gives importance to the nature and scope of banking services, particularly in under-banked areas, actual credit flow to priority sectors, pricing of products, overall efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of corporate governance, risk management and relationships with subsidiaries and affiliates.

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

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date. “See Note 2u—Business Combination, in our consolidated financial statements”.

Many of the Bank’s branches have been recently added to the Bank’s branch network and are not operating with the same efficiency as compared to the rest of the Bank’s existing branches, which adversely affects our profitability.

As at March 31, 2008, we had 761 branches. As a result of our acquisition of Centurion Bank of Punjab effective May 23, 2008, our network expanded by over 400 branches while we continued to grow organically by commissioning new branches. As at March 31, 2011, we had 1,986 branches, a significant increase in the number of branches over the last three fiscal years. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

Risks Relating to Investments in Indian Companies

A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. The global slowdown of the financial markets had contributed and may continue to cause a slowdown in the Indian financial and economic environment, with attendant higher unemployment rates and decreases in purchasing power. While the domestic economy started witnessing an overall improvement in the general financial and economic conditions, we have begun to witness a reversal on account of high inflation and higher interest rates. These conditions could result in a prolonged slowdown in the Indian economy, which would adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy would be adversely affected by volatile oil prices, consequent inflation and weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. Finally, India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net income and total assets.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2009, has announced policies and taken initiatives that support the economic liberalization policies that have been pursued by previous central governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. Any significant change in India’s economic liberalization and deregulation policies would adversely affect business and economic conditions in India generally and our business in particular.

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

Investors in ADSs will have no voting rights, unlike holders of the equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays, additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and “Description of American Depository Shares—Voting Rights”.

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

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. Currently prices of securities listed on Indian exchanges are displaying signs of volatility linked among other factors to the uncertainty in the global markets and the rising inflationary and interest rate pressures domestically. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations could have a material adverse effect on the price of our equity shares and ADSs.

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

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

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

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES

Our ADSs, each representing three equity shares, par value Rs. 2.0 per share, are listed on the NYSE under the symbol “HDB”. Our equity shares, including those underlying the ADSs, are listed on the National Stock Exchange under the symbol “HDFCBANK” and the Bombay Stock Exchange Limited under the code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter, December 31 for the third quarter and March 31 for the fourth quarter.

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2007	U.S.$	16.0	U.S.$	8.6	1,150,874
2008		29.1		12.7	2,294,535
2009		23.9		9.0	3,459,043
2010
First Quarter		22.0		11.9	2,785,579
Second Quarter		23.9		17.8	1,753,031
Third Quarter		28.1		21.8	1,633,820
Fourth Quarter		28.2		22.0	1,483,369
2011					—
First Quarter		31.3		25.3	1,437,000
Second Quarter		37.2		28.0	1,323,844
Third Quarter		38.3		30.5	1,207,961
Fourth Quarter		34.5		27.8	1,587,185
Most Recent Six Months					—
March 2011		34.1		29.7	1,136,478
April 2011		35.6		33.3	958,350
May 2011		34.4		30.6	1,075,048
June 2011		35.6		31.0	1,093,250
July 2011		36.8		34.3	971,000
August 2011		35.4		29.5	1,208,465
September 2011 to date		33.8		27.5	858,875

The shareholders of the Bank at the Annual General Meeting held on 6th July, 2011 approved the subdivision of one equity share of the Bank having a nominal value of Rs. 10/- each into 5 (five) equity shares having a nominal value of Rs. 2/- each. Necessary instructions were issued to JP Morgan Chase Bank, the Depository for the American Depository Shares (ADSs) to effect the split in the ADSs so as to ensure that the ratio between the ADSs and the underlying equity shares remain 1:3 as on the date prior to the subdivision.

The closing price for our ADSs on the NYSE was US$ 28.7 per ADS on September 23, 2011.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2007	Rs.	232.0	Rs.	123.0	U.S.$	5.2	U.S.$	2.8	2,606,084
2008		357.8		180.3		8.0		4.0	3,037,709
2009		309.6		159.7		7.0		3.6	7,736,578
2010
First Quarter		311.8		200.0		6.9		4.4	8,014,231
Second Quarter		330.1		272.5		7.3		6.1	5,106,765
Third Quarter		366.7		320.1		8.2		7.1	3,450,820
Fourth Quarter		393.1		313.5		8.7		7.0	4,877,182
2011
First Quarter		400.3		360.8		9.0		8.1	3,282,369
Second Quarter		499.1		381.5		11.2		8.6	3,891,951
Third Quarter		500.2		432.6		11.2		9.7	3,699,951
Fourth Quarter		478.1		400.6		10.7		9.0	4,789,346
Most Recent Six Months
March 2011		469.2		427.8		10.5		9.6	4,536,585
April 2011		482.1		459.1		10.8		10.3	4,215,129
May 2011		479.9		444.1		10.8		10.0	3,906,853
June 2011		503.1		459.8		11.3		10.3	3,155,773
July 2011		515.1		486.8		11.6		10.9	2,970,016
August 2011		488.0		439.0		11.0		9.9	3,314,061
September 2011 to date		494.5		456.4		11.1		10.2	3,061,046

The shareholders of the Bank by a special resolution on July 6, 2011, approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 effective as of July 16, 2011. The number of issued and subscribed equity shares increased to 2,326,128,420 shares of par value Rs.2.0 each.

The closing price for our equity shares on the National Stock Exchange was Rs.456.4 per share on September 23, 2011.

As of March 31, 2011, there were 411,464 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 143 had registered addresses in the United States and held an aggregate of 126,210 our equity shares representing 0.03% of our shareholders. In our books only, the Depository, J.P. Morgan Chase Bank and Deutsche Bank Trust Company Americas, are the shareholders with respect to equity shares underlying ADSs and GDRs. We are unable to estimate the number of record holders of ADSs and GDRs in the United States and elsewhere.

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

Dividends

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of its shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends are generally declared as a percentage of par value (on per share basis) and distributed and paid to shareholders. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.

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

Before paying any dividend on our shares, we are required under the Indian Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred or any other item of expenditure not represented by tangible assets). We are permitted to declare dividends of up to 35.0% of net profit calculated under Indian GAAP without prior RBI approval subject to compliance with certain prescribed requirements. Further, upon compliance with the prescribed requirements, we are also permitted to declare interim dividends subject to the above-mentioned cap computed for the relevant accounting period.

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

Our board of directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles. Holders of ADSs may not be able to participate in any such offer. See “Description of American Depositary Shares—Share Dividends and Other Distributions”.

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

The Companies Act provides for the passing of resolutions in relation to certain matters specified by the government of India, by means of a postal ballot.

ADS holders have no voting rights with respect to the deposited shares. See “Description of American Depositary Shares—Voting Rights”.

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

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the Securities Exchange Board of India (“SEBI”). These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty.

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

Our transfer agent, Datamatics Financial Services Limited, is located in Mumbai. Certain foreign exchange control and security regulations apply to the transfer of equity shares by a non-resident or a foreigner. See “Restrictions on Foreign Ownership of Indian Securities”.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, issued the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder. The ADSs are evidenced by what is known as American Depositary Receipts or ADRs. The Shareholders of the Bank at the 17th Annual General Meeting held on July 6, 2011 approved the sub division of one (1) equity share of the Bank having a nominal value of Rs. 10.0 each into five (5) equity shares with a nominal value of Rs. 2.0 each. As a result of the same, the Bank issued additional proportionate ADSs and each ADSs represents three (3) underlying equity shares of the Bank.

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

We will inform the depositary if any of the shares permitted to be deposited do not rank paripassu with the shares issued in any offering and the depositary will arrange for the ADSs issuable with respect to such shares to be differentiated from those issued in such offering until such time as they rank paripassu with the shares issued in such offering.

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

Fees and Charges for Holders of American Depositary Shares

J.P. Morgan Chase Bank, N.A., as the depositary for our ADSs, collects fees for the issuance and cancellation of ADSs from the holders of our ADSs, or intermediaries acting on their behalf, against the deposit or withdrawal of ordinary shares in the custodian account. The depositary also collects the following fees from holders of ADRs or intermediaries acting in their behalf:

Category	Depositary actions	Associated fee

(a) Depositing or substituting the underlying shares	Issuing ADSs upon deposits of shares, including deposits and issuances in respect of share distributions, stock splits, rights, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the new shares deposited.

(b) Receiving or distributing dividends	Distribution of dividends.	U.S.$0.02 or less per ADSs (U.S.$2.00 per 100 ADSs).

(c) Selling or exercising rights	Distribution or sale of securities.	U.S.$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited shares.	U.S.$5.00 for each 100 ADSs (or portion thereof) evidenced by the shares withdrawn.

(e) Transferring, splitting or grouping receipts	Transferring, combining or grouping of depositary receipts.	U.S.$1.50 per ADS.

(f) General depositary services, particularly those charged on an annual basis.	Other services performed by the depositary in administering the ADSs.	U.S.$0.01 per ADS (or portion thereof) not more than once each calendar year.

(g) Other	Expenses incurred on behalf of holders in connection with:	The amount of such expenses incurred by the Depositary.

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

Fees Paid by the Depositary to us

Direct Payments

The depositary has agreed to reimburse certain reasonable expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, including termination of our ADS program prior to June 14, 2016, we may be required to repay to the depositary amounts reimbursed in prior periods.

The table below sets forth the types of expenses that the Depositary has reimbursed us during fiscal 2011.

Category	Amount reimbursed
Legal, accounting fees and other expenses incurred in connection with our ADR program	U.S.$	780,150.0

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

•	it performs its obligations without gross negligence or bad faith; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

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

	Dividend per equity share				Total amount of dividends declared (1)
					(in millions)
Relating to Fiscal Year
2007	Rs.	1.40	US$	0.031	Rs.	2,235.7	US$	50.2
2008		1.70		0.038		3,012.7		67.6
2009		2.00		0.045		4,253.8		95.5
2010		2.40		0.054		5,492.9		123.3
2011		3.30		0.074		7,676.2		172.3

(1)	Includes dividends declared on shares held by the Employees Welfare Trust.

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. The number of issued and subscribed equity shares increased to 2,326,128,420 shares of par value Rs.2.0 each. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. 1 ADS continues to represent 3 shares.

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

Effective April 1, 2007, we pay a 15.0% direct tax in respect of dividends paid by us. In addition, we pay a 10.0% surcharge (effective April 1, 2011 the said surcharge was reduced to 5.0%) on 15.0% direct tax and a 3.0% add-on tax on such 15.0% direct tax including surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied.

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

For a description of regulation of dividends, see “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Restrictions on Payment of Dividends.”

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2009, 2010 and 2011 and the selected balance sheet data as of March 31, 2010 and 2011 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2007, March 31, 2008, March 31, 2009 and selected income data for the years ended March 31, 2007 and March 31, 2008 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2011 have been translated into U.S. dollars at the rate on such date of Rs. 44.54 per US$1.00.

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. The number of issued and subscribed equity shares increased to 2,326,128,420 shares of par value Rs.2.0 each. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. 1 ADS continues to represent 3 shares.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table. We acquired Centurion Bank of Punjab effective May 23, 2008. The selected financial and other data is presented accordingly.

	Year ended March 31,
	2007		2008		2009		2010		2011		2011
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	70,061.6	Rs.	104,249.7	Rs.	158,996.8	Rs.	158,651.3	Rs.	202,252.0	US$	4,540.8
Interest expense		33,145.1		49,414.0		86,114.9		77,720.0		93,849.7		2,107.2

Net interest revenue		36,916.5		54,835.7		72,881.9		80,931.3		108,402.3		2,433.6
Provisions for credit losses, net		8,250.3		13,367.7		20,394.9		18,193.9		9,621.9		216.0

Net interest revenue after provisions for credit losses		28,666.2		41,468.0		52,487.0		62,737.4		98,780.4		2,217.6
Non-interest revenue, net		14,999.7		20,346.6		33,603.0		42,899.7		46,815.4		1,051.1

Net revenue		43,665.9		61,814.6		86,090.0		105,637.1		145,595.8		3,268.7
Non-interest expense		27,426.1		42,261.8		63,154.9		68,410.9		82,370.2		1,849.2

Income before income tax expense		16,239.8		19,552.8		22,935.1		37,226.2		63,225.6		1,419.5
Income tax expense		5,142.9		6,307.6		7,737.4		12,338.4		21,698.3		487.2

Net income before noncontrolling interest		11,096.9		13,245.2		15,197.7		24,887.8		41,527.3		932.3
Less: Net income attributable to noncontrolling interest		57.2		91.0		93.4		317.1		330.4		7.4

Net income attributable to HDFC Bank Limited	Rs.	11,039.7	Rs.	13,154.2	Rs.	15,104.3	Rs.	24,570.7	Rs.	41,196.9	US$	924.9

Per equity share data:
Earnings per equity share, basic	Rs.	7.02	Rs.	7.65	Rs.	7.28	Rs.	11.26	Rs.	17.84	US$	0.40
Earnings per equity share, diluted		6.92		7.55		7.24		11.12		17.59		0.39
Dividends per share		1.40		1.70		2.00		2.40		3.30		0.07
Book value(1)		41.02		67.29		117.30		133.52		148.96		3.34
Equity share data:
Equity shares outstanding at end of period		1,597.0		1,772.2		2,126.9		2,288.7		2,326.1		2,326.1
Weighted average equity shares outstanding — basic		1,573.0		1,720.1		2,075.0		2,182.0		2,309.0		2,309.0

Weighted average equity shares outstanding — diluted		1,595.5		1,742.1		2,085.5		2,209.0		2,341.9		2,341.9
ADS data (where 1 ADS represents 3 shares):
Earnings per ADS — basic		21.06		22.94		21.84		33.78		53.52		1.20
Earnings per ADS — diluted		20.76		22.65		21.72		33.36		52.77		1.17

	As of March 31,
	2007		2008		2009		2010		2011		2011
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	80,546.4	Rs.	147,208.0	Rs.	171,224.4	Rs.	297,558.5	Rs.	288,902.1	US$	6,486.4
Term placements(2)		12,815.8		5,917.6		34,473.2		58,166.3		102,049.4		2,291.2
Loans, net of allowance		536,730.9		715,345.3		986,495.0		1,297,180.4		1,622,856.0		36,435.9
Investments:
Investments held for trading		4,284.1		113,557.8		35,386.2		28,158.8		38,216.9		858.0
Investments available for sale		304,241.1		419,008.8		508,106.3		481,398.8		628,704.9		14,115.5
Investments held to maturity(3)		—		—		—		—		—		—
Total		308,525.2		532,566.6		543,492.5		509,557.6		666,921.8		14,973.5
Total assets	Rs.	1,013,185.9	Rs.	1,507,988.9	Rs.	2,020,744.8	Rs.	2,416,520.4	Rs.	2,920,236.3	US$	65,564.1
Long-term debt		33,601.5		32,832.4		68,452.2		75,854.4		93,287.2		2,094.5
Short-term borrowings		95,472.4		129,330.3		26,383.6		98,165.0		76,686.7		1,721.7
Total deposits		682,348.0		1,005,910.1		1,426,288.6		1,672,400.3		2,082,129.0		46,747.4
Of which:
Interest-bearing deposits		484,542.9		718,646.9		1,142,281.9		1,301,046.0		1,619,283.6		36,355.7
Non-interest bearing deposits		197,805.1		287,263.2		284,006.7		371,354.3		462,845.4		10,391.7
Total liabilities		947,356.2		1,388,281.6		1,770,691.7		2,110,066.2		2,572,406.5		57,754.9
Noncontrolling interest		321.6		462.0		555.4		872.5		1,338.1		30.0
Total HDFC Bank Limited Shareholders’ equity		65,508.1		119,245.3		249,497.7		305,581.7		346,491.7		7,779.2

Total liabilities and shareholders’ equity	Rs.	1,013,185.9	Rs.	1,507,988.9	Rs.	2,020,744.8	Rs.	2,416,520.4	Rs.	2,920,236.3	US$	65,564.1

	Year ended March 31,
	2007		2008		2009		2010		2011		2011
	(in millions)
Period average (4)
Interest-earning assets	Rs.	841,352.1	Rs.	1,077,606.7	Rs.	1,579,423.9	Rs.	1,756,963.3	Rs.	2,237,281.0	US$	50,230.8
Loans, net of allowance		467,362.5		641,422.4		992,040.0		1,106,474.4		1,507,942.8		33,855.9
Total assets		885,171.5		1,251,281.2		1,917,502.6		2,095,543.0		2,585,236.0		58,043.0
Interest-bearing deposits		491,948.4		661,884.6		1,114,880.3		1,202,813.6		1,504,552.3		33,779.8
Non-interest bearing deposits		170,468.2		247,083.6		248,822.0		295,675.6		361,184.3		8,109.2
Total deposits		662,416.6		908,968.2		1,363,702.3		1,498,489.2		1,865,736.6		41,889.0
Interest-bearing liabilities		594,152.0		763,617.7		1,253,236.8		1,325,841.7		1,707,823.0		38,343.6
Long-term debt		26,812.5		32,218.4		43,493.5		72,433.5		101,241.4		2,273.0
Short-term borrowings		75,391.1		69,514.7		94,863.0		50,594.6		102,029.3		2,290.7
Total liabilities		826,187.9		1,149,483.2		1,696,255.7		1,825,399.3		2,265,574.5		50,866.1
Total shareholders’ equity		58,983.6		101,797.9		221,246.9		270,143.7		319,661.5		7,177.0

	As of or for the year ended March 31,
	2007	2008	2009	2010	2011
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.2	1.1	0.8	1.2	1.6
Average total shareholders’ equity	18.7	13.0	6.8	9.1	12.9
Dividend payout ratio(5)	20.3	22.9	28.2	22.4	18.6
Spread(6)	4.0	4.8	4.3	4.2	4.5
Net interest margin(7)	4.4	5.1	4.6	4.6	4.8
Cost-to-net revenue ratio(8)	62.8	68.4	73.4	64.8	56.6
Cost-to-average assets ratio(9)	3.1	3.4	3.3	3.3	3.2
Capital:
Total capital adequacy ratio(10)	13.08	13.60	15.69	17.44	16.22
Tier 1 capital adequacy ratio(10)	8.57	10.30	10.58	13.26	12.23
Tier 2 capital adequacy ratio(10)	4.51	3.30	5.11	4.18	3.99
Average total shareholders’ equity as a percentage of average total assets	6.7	8.1	11.6	12.9	12.4
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(11)	1.2	1.2	1.9	1.5	1.2
Net non-performing customer assets as a percentage of net customer assets(11)	0.4	0.4	0.6	0.4	0.3
Total allowance for credit losses as a percentage of gross non-performing credit assets	128.1	144.2	125.5	123.3	125.3

1)	Represents the difference between total assets and total liabilities, divided by the number of shares outstanding at the end of each reporting period.
2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
3)	Under Indian GAAP transfer from an HTM portfolio to an AFS portfolio is permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP.
4)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.
5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy.”
6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
9)	Represents the ratio of non-interest expense to average total assets.
10)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the RBI, based on the financial statements prepared in accordance with the Indian GAAP up to March 31, 2008 as per Basel I guidelines and as of March 31, 2009, 2010 and 2011 as per Basel II guidelines. See “Supervision and Regulation.”
11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2009					2010					2011
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	35,407.4	Rs.	1,434.7	4.1%	Rs.	26,923.5	Rs.	732.9	2.7%	Rs.	26,126.2	Rs.	1,247.4	4.8%

Term placements		25,020.3		1,261.4	5.0		37,059.7		1,804.1	4.9		73,259.0		3,531.3	4.8
Investments available for sale:
Tax free(1)		5,731.8		232.1	4.0		2,942.2		170.5	5.8		2,634.5		176.0	6.7
Taxable		481,193.9		35,404.8	7.4		488,450.4		33,134.1	6.8		566,631.7		40,563.8	7.2
Investments held to maturity		—		—	—		—		—	—		—		—	—
Investments held for trading		40,030.5		3,382.3	8.4		95,113.1		4,445.2	4.7		60,686.8		3,013.8	5.0
Loans, net:
Retail loans		579,838.1		73,874.5	12.7		615,331.2		79,462.0	12.9		798,519.8		97,085.0	12.2
Wholesale loans		412,201.9		43,407.0	10.5		491,143.2		38,902.5	7.9		709,423.0		56,634.7	8.0

Total interest-earning assets:	Rs.	1,579,423.9	Rs.	158,996.8	10.1%	Rs.	1,756,963.3	Rs.	158,651.3	9.0%	Rs.	2,237,281.0	Rs.	202,252.0	9.0%

Non-interest-earning assets:

Cash		122,664.9					113,018.5					154,829.0
Property and equipment		15,862.3					19,890.9					22,431.5
Other assets		199,551.5					205,670.3					170,694.5
Total non-interest earning assets		338,078.7					338,579.7					347,955.0

Total assets	Rs.	1,917,502.6	Rs.	158,996.8	8.3%	Rs.	2,095,543.0	Rs.	158,651.3	7.6%	Rs.	2,585,236.0	Rs.	202,252.0	7.8%

Liabilities:
Interest-bearing liabilities:

Savings account deposits	Rs.	314,433.5	Rs.	8,463.5	2.7%	Rs.	414,444.4	Rs.	11,431.1	2.8%	Rs.	562,258.1	Rs.	19,662.0	3.5%
Time deposits		800,446.8		68,284.6	8.5		788,369.2		58,422.9	7.4		942,294.2		60,554.3	6.4
Short-term borrowings (2)		94,863.0		5,876.5	6.2		50,594.6		1,813.4	3.6		102,029.3		5,408.5	5.3
Long-term debt		43,493.5		3,490.3	8.0		72,433.5		6,052.6	8.4		101,241.4		8,224.9	8.1

Total interest-bearing liabilities	Rs.	1,253,236.8	Rs.	86,114.9	6.9%	Rs.	1,325,841.7	Rs.	77,720.0	5.9%	Rs.	1,707,823.0	Rs.	93,849.7	5.5%

Non-interest-bearing liabilities:
Non-interest-bearing deposits (3)		248,822.0					295,675.6					361,184.3
Other liabilities		194,196.9					203,882.0					196,567.2
Total non-interest-bearing liabilities		443,018.9					499,557.6					557,751.5

Total liabilities	Rs.	1,696,255.7	Rs.	86,114.9	5.1%	Rs.	1,825,399.3	Rs.	77,720.0	4.3%	Rs.	2,265,574.5	Rs.	93,849.7	4.1%
Total shareholders’ equity		221,246.9					270,143.7					319,661.5

Total liabilities and shareholders’ equity	Rs.	1,917,502.6	Rs.	86,114.9	4.5%	Rs.	2,095,543.0	Rs.	77,720.0	3.7%	Rs.	2,585,236.0	Rs.	93,849.7	3.6%

1)	Yields on tax free securities are not on a tax equivalent basis.
2)	Includes securities sold under repurchase agreements.
3)	Includes current accounts and cash floats from transactional services.

Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and average rate.

	Fiscal 2010 vs. Fiscal 2009 Increase (decrease) (1) due to						Fiscal 2011 vs. Fiscal 2010 Increase (decrease) (1) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest revenue:
Cash equivalents	Rs.	(701.8)	Rs.	(164.6)	Rs.	(537.2)	Rs.	514.5	Rs.	214.8	Rs.	299.7
Term placements		542.7		607.0		(64.3)		1,727.2		1,762.2		(35.0)
Investments available for sale:
Tax free		(61.6)		(113.0)		51.4		5.5		(17.8)		23.3
Taxable		(2,270.7)		533.9		(2,804.6)		7,429.7		5,303.4		2,126.3
Investments held to maturity		—		—		—		—		—		—
Investments held for trading		1,062.9		4,654.1		(3,591.2)		(1,431.4)		(1,608.9)		177.5
Loans, net:
Retail loans		5,587.5		4,522.0		1,065.5		17,623.0		23,656.4		(6,033.4)
Wholesale loans		(4,504.5)		8,312.9		(12,817.4)		17,732.2		17,289.5		442.7

Total interest-earning assets	Rs.	(345.5)	Rs.	18,352.3	Rs.	(18,697.8)	Rs.	43,600.7	Rs.	46,599.6	Rs.	(2,998.9)

Interest expense:
Savings account deposits	Rs.	2,967.6	Rs.	2,692.0	Rs.	275.6	Rs.	8,230.9	Rs.	4,077.0	Rs.	4,153.9
Time deposits		(9,861.7)		(1,030.3)		(8,831.4)		2,131.4		11,406.8		(9,275.4)
Short-term borrowings		(4,063.1)		(2,742.3)		(1,320.8)		3,595.1		1,843.5		1751.6
Long-term debt		2,562.3		2,322.4		239.9		2,172.3		2,407.2		(234.9)

Total interest-bearing liabilities	Rs.	(8,394.9)	Rs.	1,241.8	Rs.	(9,636.7)	Rs.	16,129.7	Rs.	19,734.5	Rs.	(3,604.8)

Net interest revenue	Rs.	8,049.4	Rs.	17,110.5	Rs.	(9,061.1)	Rs.	27,471.0	Rs.	26,865.1	Rs.	605.9

1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2009		2010		2011
	(in millions, except percentages)
Interest revenue	Rs.	158,996.8	Rs.	158,651.3	Rs.	202,252.0
Average interest-earning assets		1,579,423.9		1,756,963.3		2,237,281.0
Interest expense		86,114.9		77,720.0		93,849.7
Average interest-bearing liabilities		1,253,236.8		1,325,841.7		1,707,823.0
Average total assets		1,917,502.6		2,095,543.0		2,585,236.0
Average interest-earning assets as a percentage of average total assets		82.4%		83.8%		86.5%
Average interest-bearing liabilities as a percentage of average total assets		65.4%		63.3%		66.1%
Average interest-earning assets as a percentage of average interest-bearing liabilities		126.0%		132.5%		131.0%
Yield		10.1%		9.0%		9.0%
Cost of funds(1)		5.1%		4.3%		4.1%
Spread(2)		4.3%		4.2%		4.5%
Net interest margin(3)		4.6%		4.6%		4.8%

1)	Excludes total shareholders’ equity.
2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts and cash floats from transactional services.
3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Returns on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2009		2010		2011
	(in millions, except percentages)

Net income	Rs.	15,104.3	Rs.	24,570.7	Rs.	41,196.9

Average total assets		1,917,502.6		2,095,543.0		2,585,236.0

Average total shareholders’ equity		221,246.9		270,143.7		319,661.5

Net income as a percentage of average total assets		0.8%		1.2%		1.6%
Net income as a percentage of average total shareholders’ equity		6.8%		9.1%		12.9%
Average total shareholders’ equity as a percentage of average total assets		11.5%		12.9%		12.4%
Dividend payout-ratio		28.2%		22.4%		18.6%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2009								2010								2011
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized Loss		Fair Value
	(in millions)

Government securities	Rs.	461,558.7	Rs.	13,467.8	Rs.	676.9	Rs.	474,349.6	Rs.	470,083.7	Rs.	2,752.3	Rs.	3,079.7	Rs.	469,756.3	Rs.	587,670.4	Rs.	114.9	Rs.	8,773.1	Rs.	579,012.2
Other debt securities		20,989.5		104.7		3.6		21,090.6		3,980.7		110.4		—		4,091.1		43,394.0		151.2		111.3		43,433.9

Total debt securities	Rs.	482,548.2	Rs.	13,572.5	Rs.	680.5	Rs.	495,440.2	Rs.	474,064.4	Rs.	2,862.7	Rs.	3,079.7	Rs.	473,847.4	Rs.	631,064.4	Rs.	266.1	Rs.	8,884.4	Rs.	622,446.1

Non-debt securities		12,679.4		221.4		234.7		12,666.1		7,474.4		113.2		36.2		7,551.4		5,982.7		288.4		12.3		6,258.8

Total	Rs.	495,227.6	Rs.	13,793.9	Rs.	915.2	Rs.	508,106.3	Rs.	481,538.8	Rs.	2,975.9	Rs.	3,115.9	Rs.	481,398.8	Rs.	637,047.1	Rs.	554.5	Rs.	8,896.7	Rs.	628,704.9

Held to Maturity Investments

As of March 31, 2009, 2010 and 2011, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2009								2010								2011
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross Unrealized loss		Fair value
	(in millions)

Government securities	Rs.	34,833.3	Rs.	3.3	Rs.	108.8	Rs.	34,727.8	Rs.	20,867.9	Rs.	1.0	Rs.	8.0	Rs.	20,860.9	Rs.	14,222.6	Rs.	63.5	Rs.	0.3	Rs.	14,285.8
Other debt securities		606.3		4.6		—		610.9		7,189.2		40.7		0.6		7,229.3		23,856.8		71.5		0.1		23,928.2

Total debt securities	Rs.	35,439.6	Rs.	7.9	Rs.	108.8	Rs.	35,338.7	Rs.	28,057.1	Rs.	41.7	Rs.	8.6	Rs.	28,090.2	Rs.	38,079.4	Rs.	135.0	Rs.	0.4	Rs.	38,214.0

Non-debt securities		44.8		2.8		0.1		47.5		69.7		0.4		1.5		68.6		3.0		—		0.1		2.9

Total	Rs.	35,484.4	Rs.	10.7	Rs.	108.9	Rs.	35,386.2	Rs.	28,126.8	Rs.	42.1	Rs.	10.1	Rs.	28,158.8	Rs.	38,082.4	Rs.	135.0	Rs.	0.5	Rs.	38,216.9

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2011
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)

Government securities	Rs.	118,835.8	7.3%	Rs.	296,558.2	7.8%	Rs.	105,190.9	8.0%	Rs.	58,427.3	8.2%

Other debt securities		40,938.7	7.2		2,242.4	10.0		252.8	10.6		—

Total debt securities, fair value	Rs.	159,774.5	7.3%	Rs.	298,800.6	7.8%	Rs.	105,443.7	8.0%	Rs.	58,427.3	8.2%

Total amortized cost	Rs.	159,965.7		Rs.	303,746.0		Rs.	107,600.0		Rs.	59,752.7

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were approximately 67% of total deposits as of March 31, 2010 and March 31, 2011. Wholesale banking deposits represented approximately 33% of total deposits as of March 31, 2010 and March 31, 2011.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 2.7% in fiscal 2009, 2.8% in fiscal 2010 and 3.5% in fiscal 2011. The average cost of time deposits was 8.5% in fiscal 2009, 7.4% in fiscal 2010 and 6.4% in fiscal 2011. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2009			2010			2011
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits(1)	Rs.	248,822.0	18.2%	Rs.	295,675.6	19.7%	Rs.	361,184.3	19.4%
Savings deposits		314,433.5	23.1		414,444.4	27.7		562,258.1	30.1
Time deposits		800,446.8	58.7		788,369.2	52.6		942,294.2	50.5

Total	Rs.	1,363,702.3	100.0%	Rs.	1,498,489.2	100.0%	Rs.	1,865,736.6	100.0%

1)	Includes current accounts and cash floats from transactional services.

As of March 31, 2011, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2011
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)

Balance to maturity for deposits exceeding Rs. 0.1 million each	Rs.	329,340.1	Rs.	119,951.8	Rs.	216,660.9	Rs.	206,288.4

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2009		2010		2011
	(in millions, except percentages)
Period end	Rs.	27,237.0	Rs.	98,165.0	Rs.	136,686.7
Average balance during the period	Rs.	94,863.0	Rs.	50,594.6	Rs.	102,029.3
Maximum outstanding	Rs.	197,578.3	Rs.	141,802.3	Rs.	255,927.6
Average interest rate during the period(1)		6.2%		3.6%		5.3%
Average interest rate at period end(2)		2.3%		4.6%		5.5%

1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2009, 2010 and 2011.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 1 or Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2011 are Rs. 33.31 billion (previous year: Rs. 33.92 billion), Rs. 38.62 billion (previous year: Rs. 27.60 billion), and Rs. 2.00 billion (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Lower Tier 2	INR	2003-04	2014-15	10.3	5.90	—	—	3.95
Lower Tier 2	INR	2003-04	2017-18	13.3	6.00	—	—	0.05
Lower Tier 2	INR	2005-06	2015-16	9.6	7.50	—	—	4.14
Lower Tier 2	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier 2	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier 2	INR	2005-06	2015-16	9.9	8.60	—	—	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Upper Tier 2	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Lower Tier 2	INR	2006-07	2016-17	10.0	9.10	—	—	2.41
Upper Tier 2	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Perpetual Debt	INR	2006-07	—		9.92	2016-17	10.92	2.00
Upper Tier 2	INR	2006-07	2021-22	15.0	8.95	2016-17	9.7	0.36
Upper Tier 2	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	LIBOR+2.2	4.46
Lower Tier 2	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
Upper Tier 2	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Lower Tier 2	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Upper Tier 2	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier 2	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier 2	INR	2007-08	2022-23	15.0	10.84	2017-18	14.34	1.00
Lower Tier 2	INR	2004-05	2014-15	9.9	7.05	—	—	0.15
Lower Tier 2	INR	2004-05	2014-15	9.3	8.75	—	—	0.04
Lower Tier 2	INR	2003-04	2011-12	7.3	7.10	—	—	0.002
Upper Tier 2	INR	2010-11	2025-26	15.0	8.7	2020-21	9.20	11.05

The Upper Tier 2 U.S. dollar debt depicted in the table above is for an amount of US $100 million raised during fiscal 2007 carrying an interest rate of Libor + 1.20%. In the table above, the rupee equivalent is based on the translation rate of Rs. 44.60 = US $1.00. We have a right to redeem certain of the issuances as noted above under “year of call.” If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2011 (1)
	0-28 Days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents (2)(3)	171,642.5	10,517.8	9,254.1	4,596.4	196,010.8	65,164.5	14,232.1	13,494.7	288,902.1
Term placements	1,214.4	2,803.4	5,051.9	6,754.5	15,824.2	31,059.9	14,409.2	40,756.1	102,049.4
Investments held for trading (4)	32,232.7	5,984.2	—	—	38,216.9	—	—	—	38,216.9
Investments available for sale (5)(6)	143,661.7	44,921.1	36,853.3	37,614.1	263,050.3	242,917.1	57,054.8	65,682.7	628,704.9
Securities purchased under agreement to resell	—				—				—
Loans, net(7) (8)	142,298.1	217,211.0	167,418.9	196,457.6	723,385.6	647,658.7	120,064.7	131,747.0	1,622,856.0
Accrued interest receivable	19,752.6				19,752.6				19,752.6
Other assets	23,822.3				23,822.3	82,990.4			106,812.7

Total financial assets	534,624.4	281,437.5	218,578.2	245,422.6	1,280,062.7	1,069,790.6	205,760.8	251,680.5	2,807,294.6

Deposits(9) (10)	233,741.7	195,587.2	104,573.0	75,780.6	609,682.5	1,055,527.2	214,446.9	202,472.4	2,082,129.0
Debt(11)	24,395.2	17,171.8	37,186.4	3,716.0	82,469.4	11,267.8	16,297.0	59,939.7	169,973.9
Securities Sold under repurchase agreements	60,000.0				60,000.0				60,000.0
Other Liabilities (12) (13)	83,517.6	2,785.0	945.0		87,247.6	165,453.0		7,603.0	260,303.6

Total financial liabilities	401,654.5	215,544.0	142,704.4	79,496.6	839,399.5	1,232,248.0	230,743.9	270,015.1	2,572,406.5

Asset/Liability Gap	132,969.9	65,893.5	75,873.8	165,926.0	440,663.2	(162,457.4)	(24,983.1)	(18,334.6)	234,888.1

Cumulative gap	132,969.9	198,863.4	274,737.2	440,663.2	440,663.2	278,205.8	253,222.7	234,888.1	234,888.1
Cumulative gap as a percentage of total financial assets	24.9%	24.4%	26.6%	34.4%	34.4%	11.8%	9.9%	8.4%	8.4%

1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
2)	Cash on hand is classified in the “0-28” days category.
3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
4)	Securities in the trading book are classified based on the expected time of realization for such investments.
5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
6)	Shares and units of open-ended mutual funds in the available-for-sale investment portfolio are classified in the “greater than five years” category.
7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.

9)	Non-maturity deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
10)	Time deposits under Rs. 50 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
11)	Includes short-term borrowings and long-term debt.
12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.
13)	Includes accrued interest payable classified in the “0-28 days” category.

For further information on how we manage our asset liability risk, see “Business — Market Risk.”

Loan Portfolio and Credit Substitutes

As of March 31, 2011, our gross loan portfolio amounted to Rs. 1,648.8 billion. As of that date, our gross credit substitutes outstanding were Rs. 14.5 billion and represented credit substitutes outstanding. Almost all of our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business — Retail Banking — Retail Loans and Other Asset Products” and “Business — Wholesale Banking — Commercial Banking Products — Commercial Loan Products and Credit Substitutes.”

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2007		2008		2009		2010		2011
	(in millions)

Retail loans	Rs.	318,606.1	Rs.	441,312.4	Rs.	620,393.9	Rs.	732,984.2	Rs.	980,144.6

Wholesale loans		226,139.3		286,768.9		390,652.0		587,956.8		668,605.7

Gross loans	Rs.	544,745.4	Rs.	728,081.3	Rs.	1,011,045.9	Rs.	1,320,941.0	Rs.	1,648,750.3

Credit substitutes (at fair value)		6,759.0		5,046.9		4,252.3		2,476.3		14,491.1

Gross loans plus credit substitutes	Rs.	551,504.4	Rs.	733,128.2	Rs.	1,015,298.2	Rs.	1,323,417.3	Rs.	1,663,241.4

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2011
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	335,089.0	Rs.	547,772.1	Rs.	97,283.5
Wholesale loans		395,454.3		230,991.7		42,159.7

Gross loans	Rs.	730,543.3	Rs.	778,763.8	Rs.	139,443.2

Credit substitutes		12,559.3		1,931.8		—
Gross loans and credit substitutes	Rs.	743,102.6	Rs.	780,695.6	Rs.	139,443.2

	At March 31, 2011
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	88,667.3	Rs.	289,133.6	Rs.	51,516.1
Fixed rates		641,876.0		489,630.2		87,927.1

Gross loans	Rs.	730,543.3	Rs.	778,763.8	Rs.	139,443.2

Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		12,559.3		1,931.8		—

Gross credit substitutes	Rs.	12,559.3	Rs.	1,931.8	Rs.	—

Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	88,667.3	Rs.	289,133.6	Rs.	51,516.1
Fixed rates		654,435.3		491,562.0		87,927.1

Gross loans and credit substitutes	Rs.	743,102.6	Rs.	780,695.6	Rs.	139,443.2

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

	At March 31,
	2007			2008			2009			2010			2011
	(in millions, except percentages)
Trade	Rs.	26,404.9	4.8%	Rs.	41,119.1	5.6%	Rs.	31,943.8	3.1%	Rs.	71,084.9	5.4%	Rs.	107,152.2	6.4%
Land transport		61,407.3	11.1		54,454.9	7.4		53,270.5	5.3		59,080.3	4.5		91,140.0	5.5
Automotive manufacturers		26,165.0	4.7		27,201.1	3.7		38,991.6	3.8		73,833.6	5.6		79,226.6	4.8
Non-Banking Financial Companies /Financial Intermediaries		—	—		—	—		40,681.5	4.0		53,802.5	4.1		56,852.9	3.3
Activities allied to agriculture		27,237.3	4.9		52,169.8	7.1		32,492.8	3.2		31,493.6	2.4		49,024.3	2.9
Banks and Financial Institutions		—	—		—	—		—	—		37,590.1	2.8		45,070.1	2.7
Real Estate & Property Services		—	—		—	—		—	—		27,051.3	2.0		39,964.8	2.4
Iron and Steel		—	—		—	—		—	—		—	—		39,203.3	2.4

Power		—	—		—	—		—	—		—	—		36,646.8	2.2
Food Processing		13,586.0	2.5		16,967.3	2.3		—	—		—	—		34,458.0	2.1
Fertilizers		12,284.8	2.2		15,023.9	2.1		27,445.3	2.7		54,830.1	4.1		34,157.5	2.1
Housing Finance Companies		—	—		—	—		—	—		35,697.6	2.7		—	—
Petroleum & Petroleum Products		—	—		—	—		26,437.3	2.6		—	—		—	—
Engineering		13,010.8	2.4		15,662.0	2.1		—	—		—	—		—	—
Others (including unclassified retail)		371,408.3	67.4		510,530.1	69.7		764,035.4	75.3		878,953.3	66.4		1,050,344.9	63.2

Total	Rs.	551,504.4	100%	Rs.	733,128.2	100%	Rs.	1,015,298.2	100%	Rs.	1,323,417.3	100.0%	Rs.	1,663,241.4	100.0%

As of March 31, 2011, our 10 largest exposures totaled approximately Rs. 326.5 billion and represented 112.8% of our capital funds as per RBI guidelines based on Indian GAAP figures. The largest group of companies under the same management control accounted for 29.4% of our capital funds as on March 31, 2011 as per Indian GAAP.

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

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	At March 31,
	2007		2008		2009		2010		2011
	(in millions)
Directed lending:
Agriculture	Rs.	70,712.7	Rs.	70,214.0	Rs.	105,459.5	Rs.	155,383.0	Rs.	204,506.2
Small scale industries		19,229.9		79,809.0		108,932.2		181,739.6		222,933.8
Other		87,738.6		25,285.1		85,736.7		107,206.0		123,550.0

Total directed lending	Rs.	177,681.2	Rs.	175,308.1	Rs.	300,128.4	Rs.	444,328.6	Rs.	550,990.0

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

As of March 31, 2011, our gross non-performing loans as a percentage of gross loan assets was 1.3 % and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets was 0.3%. We have made total valuation allowances for 125.3% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.3% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31,
	2007		2008		2009		2010		2011
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	4,785.7	Rs.	7,446.1	Rs.	14,957.7	Rs.	13,038.0	Rs.	11,159.5
Wholesale loans		1,469.9		1,383.2		4,599.8		6,224.9		9,502.9

Gross non-performing loans	Rs.	6,255.6	Rs.	8,829.3	Rs.	19,557.5	Rs.	19,262.9	Rs.	20,662.4

Specific valuation allowances	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8
Unallocated valuation allowances		3,790.3		6,894.4		11,330.3		9,940.3		9,804.5
Non-performing loans net of specific valuation allowance		2,031.4		2,987.7		6,336.9		5,442.6		4,572.6
Gross loan assets		544,745.4		728,081.3		1,011,045.9		1,320,941.0		1,648,750.3
Net loan assets	Rs.	536,730.9	Rs.	715,345.3	Rs.	986,495.0	Rs.	1,297,180.4	Rs.	1,622,856.0
Gross non-performing loans as a percentage of gross loans		1.1%		1.2%		1.9%		1.5%		1.3%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.4%		0.4%		0.6%		0.4%		0.3%
Specific valuation allowance as a percentage of gross non-performing loans		67.5%		66.2%		67.6%		71.7%		77.9%

Total valuation allowance as a percentage of gross non-performing loans		128.1%		144.2%		125.5%		123.3%		125.3%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2007		2008		2009		2010		2011
	(in millions)
Performing	Rs.	538,489.8	Rs.	719,252.0	Rs.	991,488.4	Rs.	1,301,678.10	Rs.	1,628,087.9
Non-performing or impaired:
On accrual status		—		—		—		1,078.5		3,938.0
On non-accrual status		6,255.6		8,829.3		19,557.5		18,184.4		16,724.4
Total non-performing or impaired		6,255.6		8,829.3		19,557.5		19,262.9		20,662.4

Total	Rs.	544,745.4	Rs.	728,081.3	Rs.	1,011,045.9	Rs.	1,320,941.0	Rs.	1,648,750.3

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

Retail Loans

We establish a specific allowance on our retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan-to- value ratios. The loans are charged off against allowances at defined delinquency levels.

We also make unallocated allowances for our retail loans by product type. Our retail loan portfolios comprised of groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, we stratify such loans based on the number of days past due and take into account historical losses for such products, the nature of security available and loan-to-value ratios.

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

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and classified as labeled and closely monitored for deterioration. We determine the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. We also have an unallocated allowance for performing loans, based on the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our wholesale unallocated allowance based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio.

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

	2007					2008					2009					2010					2011
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans	% of loans in industry
	(Rupees in millions, except percentages)
Textiles	Rs.	6,851.7	Rs.	219.8	3.2	Rs.	10,429.4	Rs.	219.8	2.1	Rs.	11,773.3	Rs.	448.3	3.8	Rs.	13,836.8	Rs.	788.6	5.7	Rs.	17,285.3	1,410.0	8.2
Mining and Extraction		—		—	—		—		—	—		—		—	—		4,254.5		1.3	—		7,963.0	505.7	6.4
NBFC / Financial Intermediaries		—		—	—		—		—	—		40,425.2		11.2	0.0		—		—	—		54,241.0	2,147.1	4.0
Drugs and pharmaceuticals		3,538.4		32.3	0.9		5,670.1		—	—		—		—	—		14,725.3		383.5	2.6		10,756.5	373.2	3.5
Paper and paper products		—		—	—		—		—	—		3,707.4		67.8	1.8		7,210.8		165.3	2.3		6,083.7	156.7	2.6
Food processing		13,586.0		3.4	—		16,967.3		8.0	—		18,808.9		783.5	4.2		23,567.9		801.6	3.4		34,458.0	878.2	2.5
Traders		26,364.3		150.6	0.6		41,075.6		12.8	—		31,896.3		1,741.1	5.5		70,886.1		2,252.8	3.2		107,152.2	2,616.6	2.4
Retail advances not otherwise classified		265,649.8		4,520.7	1.7		360,322.0		6,231.2	1.7		507,274.0		13,789.6	2.7		557,204.8		12,179.3	2.2		751,084.6	10,267.8	1.4
Land transport		61,407.3		266.7	0.4		54,454.9		1,226.9	2.3		53,270.5		1,182.3	2.2		59,080.3		858.7	1.5		91,140.0	891.7	1.0
Engineering		12,912.7		174.0	1.3		15,023.9		41.5	0.3		17,529.4		17.8	0.1		21,106.9		118.1	0.6		23,846.4	224.3	0.9

Diamond, gems and jewelry exports		—		—	—		1,223.3		129.1	10.6		7,922.7		129.0	1.6		11,369.0		129.1	1.1		14,714.9	129.1	0.9
Iron and steel		—		—	—		—		—	—		12,462.9		179.8	1.4		20,337.2		165.4	0.8		39,203.3	207.6	0.5
Miscellaneous industries		10,343.9		108.2	1.0		15,764.0		116.5	0.7		40,999.8		92.1	0.2		46,379.9		115.2	0.2		33,930.2	178.7	0.5
Activities allied to agriculture		27,237.3		5.7	—		27,201.1		23.9	0.1		32,492.8		165.2	0.5		31,493.6		262.1	0.8		49,024.3	256.6	0.5
Telecom		—		—	—		—		—	—		10,377.8		620.2	6.0		6,376.5		59.2	0.9		14,564.7	59.2	0.4
Automobiles		26,165.0		642.9	2.5		52,169.8		642.9	1.2		—		—	—		73,784.3		9.4	—		76,336.1	266.9	0.3

Home Finance Companies		—		—	—		—		—	—		16,675.0		99.3	0.6		35,697.6		73.3	0.2		21,160.6	50.5	0.2
Services		—		—	—		—		—	—		9,109.4		146.7	1.6		—		—	—		32,409.1	21.7	0.1

Real Estate & Property Services		—		—	—		—		—	—		—		—	—		27,051.3		18.4	0.1		39,964.8	18.4	0.0
Fertilizers		—		—	—		—		—	—		27,445.3		0.1	—		—		—	—		34,157.5	2.4	0.0

Consumer electronics		—		—	—		—		—	—		—		—	—		2,396.8		189.5	7.9		—	—	—
Construction		—		—	—		—		—	—		—		—	—		8,980.0		553.8	6.2		—	—	—
Chemical and Products		—		—	—		—		—	—		—		—	—		10,455.0		129.1	1.2		—	—	—
Plastic & Products		—		—	—		—		—	—		—		—	—		2,302.1		9.2	0.4		—	—	—
Manufacture of metal products		9,264.4		114.8	1.2		15,184.5		114.8	0.8		6,716.6		69.5	1.0		—		—	—		—	—	—

	2007			2008			2009			2010			2011
Industry	Gross Loans	Non performing loans	% of loans in industry	Gross Loans	Non performing loans	% of loans in industry	Gross Loans	Non performing loans	% of loans in industry	Gross Loans	Non performing loans	% of loans in industry	Gross Loans	Non performing loans	% of loans in industry
	(Rupees in millions, except percentages)
Information Technology	—	—	—	—	—	—	4,700.8	14.0	0.3	—	—	—	—	—	—
Electricity generation	—	—	—	2910.6	45.2	1.6	—	—	—	—	—	—	—	—	—
Computer Software	751.5	7.6	1.0	1,428.4	7.6	0.5	—	—	—	—	—	—	—	—	—

Glass and glass products	2,468.4	9.1	0.4	2,465.0	9.1	0.4	—	—	—	—	—	—	—	—	—

Total		6,255.6			8,829.3			19,557.5			19,262.9			20,662.4

Specific allowance for credit losses		4,224.2			5,841.6			13,220.6			13,820.3			16,089.8

Non-performing loans, net		2,031.4			2,987.7			6,336.9			5,442.6			4,572.6

As of March 31, 2011, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in Textiles, Mining & Extractions and NBFC / Financial Intermediaries.

Textiles

The performance of players in this industry continued to be affected by high competition from China and Bangladesh and slow sales in the branded garments (retailing) sector. The industry is partly export-driven, it was significantly impacted by decline in demand especially from the US and European markets. The trend is expected to continue over the short term, with operating margins of export-oriented players especially in the ready-made garments segment declining due to increase in raw material costs and slack overseas demand.

Mining and Extractions

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

NBFC / Financial Intermediaries

The problem exposure in the NBFC (non-banking finance companies) sector pertains to the microfinance (MFI) segment. The MFI sector got significantly impacted due to a bill passed by a leading State Government in India imposing several restrictions on the conduct of microfinance business in the State. The performance of MFIs operating in the State has been badly affected resulting in a significant dip in the recovery. This development has impacted the banking industry in India as a whole including our Bank. The trend of deterioration of the portfolio quality in the State is expected to continue until such time as a central regulation (the proposed MFI Bill) is approved by the Indian Parliament.

Top Ten Non-Performing Loans

As of March 31, 2011, we had 110 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 30.7% of our gross non-performing loans and 0.4% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth the range of our share in the collateral for different types of facilities along with our weighted average share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less.

	At March 31, 2011
							Collateral-our share
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Range	Weighted average share of collateral value	Currently servicing all interest payments
			(in millions)				(in percentages)	(in percentages)
Borrower 1	Wholesale / Retail Trade	Multiple	Rs.	1,487.7	Rs.	—	11.9% to 19.0%	*	No
Borrower 2	NBFC / Financial Intermediaries	Consortium		783.3		192.7	—	—	Yes
Borrower 3	NBFC / Financial Intermediaries	Multiple		733.3		33.8	—	—	Yes
Borrower 4	Food and Beverage	Consortium		665.3		609.5	2.3% to 57.4%	31.9%	No
Borrower 5	Wholesale / Retail Trade	Consortium		571.7		208.8	5.8% to 100%	7.9%	No
Borrower 6	NBFC / Financial Intermediaries	Consortium		561.0		125.8	—	—	Yes
Borrower 7	Mining and Minerals	Multiple		504.4		18.2	5.0%	5.0%	No
Borrower 8	Drugs and Pharmaceuticals	Consortium		373.2		313.4	5.7%	5.7%	Yes
Borrower 9	Textiles & Garments	Multiple		362.5		18.3	10.8%	10.8%	No
Borrower 10	Textiles & Garments	Consortium		309.3		87.0	7.3%	7.3%	No

			Rs.	6,351.7	Rs.	1,607.5

*	Collateral value determined to be Nil

Interest Foregone

Interest foregone is the interest due on non-performing loans that has not been accrued in our books of accounts. The following table sets forth the outstanding amount of interest foregone on existing non-performing loans as of the respective dates.

Interest foregone	(in millions)
March 31, 2009	Rs.	365.6
March 31, 2010		1,540.1
March 31, 2011		2,179.8

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2007		2008		2009		2010		2011
	(in millions, except percentages)
Gross restructured loans	Rs.	—	Rs.	—	Rs.	685.7	Rs.	1,810.0	Rs.	2,123.0
Allowance for credit losses		—		—		685.7		742.2		1,061.9

Net restructured loan	Rs.	—	Rs.	—	Rs.	—	Rs.	1,067.8	Rs.	1,061.1

Gross restructured loans as a percentage of gross non-performing loans		—		—		3.5%		9.4%		10.3%
Net restructured loans as a percentage of net non-performing loans		—		—		—		19.6%		23.2%

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2007		2008		2009		2010		2011
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3
Additions to allowance for credit losses for the period including on acquisition of CBoP:
Retail		6,969.0		10,317.8		21,063.6		18,147.6		21,275.3
Wholesale		11.8		44.0		5,812.9		2,827.8		4,122.8
Less allowances no longer required on account of recoveries		(72.1)		(98.2)		(245.7)		(1,391.5)		(11,282.8)
Allowance no longer required on account of write-offs		(5,889.1)		(8,646.2)		(19,251.8)		(18,984.2)		(11,845.8)

Specific allowance for credit losses at the end of period	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8

Unallocated allowance for credit losses at the beginning of the period	Rs.	2,448.7	Rs.	3,790.3	Rs.	6,894.4	Rs.	11,330.3	Rs.	9,940.3
Additions during the period		1,341.6		3,104.1		4,435.9		(1,390.0)		(135.8)
Unallocated allowance for credit losses at the end of the period	Rs.	3,790.3	Rs.	6,894.4	Rs.	11,330.3	Rs.	9,940.3	Rs.	9,804.5

Total allowance for credit losses at the beginning of the period	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6
Allowance no longer required on account of write-offs		(5,889.1)		(8,646.2)		(19,251.8)		(18,984.2)		(11,845.8)

Net addition to total allowance for the period charged to expense		8,250.3		13,367.7		31,066.7		18,193.9		13,979.5

Total allowance for credit losses at the end of the period	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3

Allowances no longer required on account of recoveries and net addition to total allowance for the period charged to expense for fiscal 2011 does not include the recoveries against write off cases amounting to Rs 4,357.6 million.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2007		2008		2009		2010		2011
	(in millions)
Wholesale
Allocated	Rs.	1,456.7	Rs.	1,368.6	Rs.	3,806.1	Rs.	4,610.8	Rs.	7,577.5
Unallocated		626.9		491.4		814.0		985.4		1,447.5

Subtotal		2,083.6		1,860.0		4,620.1		5,596.2		9,025.0
Retail
Allocated		2,767.5		4,473.0		9,414.5		9,209.5		8,512.3
Unallocated		3,163.4		6,403.0		10,516.3		8,954.9		8,357.0

Subtotal		5,930.9		10,876.0		19,930.8		18,164.4		16,869.3

Allowance for credit losses	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3

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

Introduction

Overview

We are a new generation private sector bank in India. Our principal business activities are retail banking, wholesale banking and treasury services. Our retail banking division provides various products such as deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Through our wholesale banking operations we provide products such as loans, deposit products, documentary credits, guarantees, bullion trading, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the government, custody services and correspondent banking services. Our treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings.

In the five years ended March 31, 2011, our customer base grew from 9.6 million customers to 21.9 million customers. Our merger with Centurion Bank of Punjab Ltd. (CBoP) became effective on May 23, 2008. Accordingly, our financial condition at March 31, 2009 and our results of operations for the year then ended reflect our merger with CBoP. The figures for fiscal 2009 reflect the operations of the merged entity for the 313 day period ended March 31, 2009 and are hence not comparable with fiscal 2010. See “Merger of Centurion Bank of Punjab” for a discussion of the merger.

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, dividends from securities and other activities. We offer a range of loans to retail customers and offer working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitutes, principally consisting of our investments in commercial paper, debentures and preference shares issued by corporations, are part of the financing products we provide to our customers. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant Reserve Bank of India guidelines on shortfall in directed lending sub-limits and interest from inter-bank loans.

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

Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions, income from affiliates and profit on securitization of assets. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, home loan sourcing commissions, cash management services, documentary credits and bank guarantees, distribution of third party mutual funds and insurance products and capital market services.

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment, depreciation and amortization, administrative and other expenses and amortization of intangible assets. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. For India, the RBI estimates the GDP growth at 8.0% for fiscal 2012 against an average growth rate of around 8.6% over the last few years.

Merger of Centurion Bank of Punjab

During fiscal 2009, the Reserve Bank of India accorded its consent to the Scheme of Amalgamation of Centurion Bank of Punjab Limited (“CBoP”) with HDFC Bank Limited. Pursuant to the order of amalgamation, the operations of both banks were merged with effect from May 23, 2008. On June 24, 2008 our Share Allotment Committee approved the allocation of 349,419,780 equity shares of Rs. 2.0 each to the shareholders of CBoP pursuant to the share swap ratio of five equity shares of Rs. 2.0 each of HDFC Bank Limited for every twenty nine equity shares of Rs. 1.00 each held in CBoP by them as on the record date viz. June 16, 2008. The amalgamation was accounted for as a business combination under the purchase method of accounting.

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

Retail Loans

We establish specific and unallocated allowances for our retail loans. We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan-to-value ratios. The loans are charged off against allowances at defined delinquency levels. We also establish unallocated allowances for each of our retail loan products. Our methodology for calculation of unallocated allowances for our retail lending book is based on a flow-rate model with an observation period of the last 12 to 36 months.

Our flow rate model reflects any recent deterioration that might have occurred due to either macro-economic changes or any other changes specific to the product or segment. We do not enter into any risk mitigation transactions such as insurance arrangements, credit default agreements or credit derivatives for our retail loans. More than half of our retail exposures are through standard fixed rate equated monthly installment based repayments, where the customer repays the loan amount gradually over the tenor of the loan. We also have some exposures through overdraft facilities and through credit cards. Most of our mortgage loans are based on floating rates of interest and exclude product offerings which may have option adjustable rate mortgage products, high loan to value mortgages or junior liens. Our exposures are primarily to the prime retail segment and we do not extend loans to what would be regarded as the ‘sub-prime’ segment in the Indian market context. A majority of our mortgages are at loan-to-values (LTVs) of below 75%.

The estimation for allowances is done separately for each significant product of our retail lending book. Usually, we have separate products for facilities or customer profiles. In fiscal 2009, we accelerated the charge-off for certain of our unsecured facilities, to recognize upfront the deterioration in loans that are on a non-accrual status.

We have witnessed a decrease in delinquent loans recently in some of our retail products. This decrease is largely attributable to an overall favorable economic environment in India vis- à-vis the stress seen during the economic slow down in fiscal 2009.

Wholesale Loans

We evaluate our wholesale loan portfolio on a periodic basis and grade our accounts considering both qualitative and quantitative criteria using a credit risk grading system. Although we believe our grading and surveillance process is comprehensive, it is inherently subjective as it is based on information we have available and requires us to exercise judgment in determining a borrower’s grading and therefore may not be accurate in all cases. Our internal grading is updated minimum annually. Our lending in the wholesale business is largely predicated on the cash flows emanating from the business of the borrower and to a lesser degree on the potential recovery out of any collateral that may be obtained.

We establish unallocated allowances for performing wholesale loans based on internal estimates of credit losses inherent in the portfolio. The inherent credit losses of the portfolio are reflected by the distribution of underlying exposures across various risk grades. Each risk grade in the credit risk grading system corresponds to a historically observed long run average one year default rate. The internal estimates of credit losses factors in these default rates and the historically observed weighted average loss given default rates. The latter is based on our post-default recoveries in past impaired credits, appropriately discounted for time value.

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

We conduct a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer and whether we intend to sell or will be required to sell the security until the forecasted recovery. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. We do not recognize impairment for debt securities if the cause of the decline is related solely to interest rate increases and where we do not have an intent to sell and we will not be required to sell the security until the forecasted recovery. Additional disclosures have been provided on impairment status in Note 7 and Note 9 and on concentrations of credit risk in Note 13 of the Financial Statements.

Business combination

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of a bank’s interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill. Our acquisition of CBoP was accounted for in accordance with SFAS No. 141, “Business combinations”, which was the then applicable accounting standard.

Goodwill and other intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with FASB ASC 350-20 “Goodwill”. Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2011.The results of the first step of the impairment test showed no indication of impairment. Accordingly we did not perform the second step of the impairment test.

Intangible assets consist of our branch network, representing contractual and non-contractual customer relationships, customer list, core deposit intangibles and favorable leases. These are amortized over their estimated useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives	Amortization method
	(years)
Branch network	6	Straight-line
Customer lists	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	15	Straight-line

For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

Fair Value Measurements

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures establishes a fair value hierarchy structure that prioritizes the inputs to valuation techniques used to determine the fair value of an asset or liability. ASC 820 distinguishes between inputs that are based on observed market data and unobservable inputs that reflect market participants’ assumptions. It emphasizes the use of valuation methodologies that maximize market inputs. For financial instruments carried at fair value, the best evidence of fair value is a quoted price in an actively traded market (Level 1). Where the market for a financial instrument is not active, valuation techniques are used. The majority of valuation techniques use market inputs that are either observable or indirectly derived from and corroborated by observable market data for substantially the full term of the financial instrument (Level 2). Because Level 1 and Level 2 instruments are determined by observable inputs, less judgment is applied in determining their fair values. In the absence of observable market inputs, the financial instrument is valued based on valuation techniques that feature one or more significant unobservable inputs (Level 3). The determination of the level of fair value hierarchy within which the fair value measurement of an asset or a liability is classified often requires judgment. We consider the following factors in developing the fair value hierarchy:

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

Level 1 inputs are unadjusted quoted prices in active markets that the reporting entity has the ability to access for the identical assets or liabilities. A financial instrument is classified as a Level 1 measurement if it is listed on an exchange. We regard financial instruments such as equity securities and bonds listed on the primary exchanges of a country to be actively traded.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 32, “Fair Value Measurement” for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2011, our Level 3 instruments measured at fair value excluding investments carried at cost of Rs. 587.9 million was nil.

A control framework has been established which is designed to ensure that fair values are either determined or validated by a function independent of the risk-taker. To that end, the ultimate responsibility for the validation of the valuation model rests with the treasury analytics section. The valuation model is also reviewed by the market risk department. The middle office department, which functions independent of the risk taker, is responsible for reporting fair values. Wherever necessary the valuation model is vetted through independent experts. In addition, the model prices are compared with market maker quotes. The types of valuation techniques used include present value based models, Black-Scholes valuation models, including variations and interest rate models as used by market practitioners. Where appropriate the models are calibrated to market prices. The models used apply appropriate control processes and procedures to ensure that the derived inputs are used to value only those instruments that share similar risk to the relevant benchmark indexes and therefore demonstrate a similar response to market factors. Market data used along with interpolation techniques are as per market conventions.

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

Recently issued accounting pronouncements not yet effective

In April 2011, Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring was issued effective for interim and annual periods beginning on or after June 15, 2011. ASU 2011-02 provides evaluation criteria for whether a restructuring constitutes a troubled debt restructuring. Additional disclosures around the nature and extent of modified finance receivables and their effect on the allowance for loan losses may be required under ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses for finance receivables meeting the definition of a troubled debt restructuring in ASU 2011-02. The adoption of ASU 2011-02 is not expected to have a material impact on the Bank’s consolidated financial position, results of operations and cash flows.

In April 2011, FASB issued new accounting guidance that addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance will be effective, on a prospective basis to new transactions or modifications for interim or annual periods beginning on or after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement” which amends the fair value accounting guidance. The amendments clarify the application of the highest and best use and valuation premise concepts, preclude the application of blockage factors in the valuation of all financial instruments and include criteria for applying the fair value measurement principles to portfolios of financial instruments. The amendments additionally prescribe enhanced financial statement disclosures for Level 3 fair value measurements. The new amendments will be effective for interim or annual periods beginning on or after December 15, 2011. The Bank is currently assessing the impact of this guidance on the consolidated financial position and results of operations.

In June 2011, FASB issued new accounting guidance on the presentation of comprehensive income in financial statements. The new guidance removes current presentation options and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This new accounting guidance will be effective for interim or annual periods beginning on or after December 15, 2011. Upon adoption of this guidance, the Bank will change the presentation of Comprehensive Income. The adoption of this guidance will not have any impact on the Bank’s consolidated financial position or results of operations.

In September 2011, FASB issued new Accounting Standards Update 2011-08, Testing Goodwill for Impairment, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations. The new amendments will be effective for interim or annual periods beginning on or after December 15, 2011.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 57.5% from Rs. 62.7 billion in fiscal 2010 to Rs. 98.8 billion in fiscal 2011. Our net interest margin increased marginally from 4.6% in fiscal 2010 to 4.8% in fiscal 2011. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2010		2011		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	118,364.5	Rs.	153,719.7	Rs.	35,355.2	29.9%
Interest on securities, including dividends and interest on trading assets		37,749.8		43,753.6		6,003.8	15.9
Other interest revenue		2,537.0		4,778.7		2,241.7	88.4
Total interest and dividend revenue		158,651.3		202,252.0		43,600.7	27.5
Interest on deposits		69,854.0		80,216.3		10,362.3	14.8
Interest on short-term borrowings		1,420.4		5,357.1		3,936.7	277.2
Interest on long term debt		6,052.6		8,224.9		2,172.3	35.9

Other interest expense		393.0		51.4		(341.6)	(86.9)

Total interest expense		77,720.0		93,849.7		16,129.7	20.8

Net interest revenue	Rs.	80,931.3	Rs.	108,402.3	Rs.	27,471.0	33.9

Less: Allowance for credit losses:
Retail		16,586.2		5,585.5		(11,000.7)	(66.3)
Wholesale		1,607.7		4,036.4		2,428.70	151.1

Total	Rs.	18,193.9	Rs.	9,621.9	Rs.	(8,572.0)	(47.1)

Net interest revenue after allowance for credit losses	Rs.	62,737.4	Rs.	98,780.4	Rs.	36,043.0	57.5%

Interest and Dividend Revenue

Interest income on loans increased by 29.9% due to an increase in our total average loan book. Our average volume of retail loans increased by 29.8% from Rs. 615.3 billion in fiscal 2010 to Rs. 798.5 billion in fiscal 2011. The growth in retail loans was across the product segments. Our average volume of wholesale loans increased by 44.4% from Rs. 491.1 billion in fiscal 2010 to Rs. 709.4 billion in fiscal 2011driven by new customer acquisitions, increased lending to existing customers and one-off short-term lending opportunities to customers in the telecom sector.

Average volumes of our total loan book increased by 36.3% from Rs. 1,106.5 billion in fiscal 2010 to Rs. 1,507.9 billion in fiscal 2011. Income from the increase in average volumes of our loans was partially off-set by a decline in yields from an average of 10.7% in fiscal 2010 to 10.2% in fiscal 2011. The decrease in yields was in line with lower cost of funds due to benign interest rates during the first half of the year. Retail loan yields decreased from 12.9% in fiscal 2010 to 12.2% in fiscal 2011. Wholesale loan yields increased marginally from 7.9% in fiscal 2010 to 8.0% in fiscal 2011 primarily due to certain higher yielding short-term opportunistic assets. Interest on securities, including dividends, increased by 15.9% from Rs. 37.7 billion in fiscal 2010 to Rs. 43.8 billion in fiscal 2011, driven by an increase of 43.4 billion in average volume of investments and an increase in yields from 6.4% in fiscal 2010 to 6.9% in fiscal 2011.

Other interest revenue increased by 88.4% for fiscal 2011 compared to fiscal 2010 mainly due to an increase in interest from our placements with central government bodies. These placements are made to comply with the extant Reserve Bank of India guidelines on shortfall in priority sector lending sub-limits. These placements increased by Rs. 37.6 billion in fiscal 2011. The yields on these placements are low at 5.0%.

Interest Expense

Our interest expense on deposits increased by 14.8% from Rs. 69.9 billion in fiscal 2010 to Rs. 80.2 billion in fiscal 2011 due to an increase in average total deposits by 24.5% from Rs. 1,498.5 billion in fiscal 2010 to Rs.1,865.7 billion in fiscal 2011.There was an increase in the average volume of our current and savings accounts from Rs. 710.1 billion in fiscal 2010 to Rs. 923.4 billion in fiscal 2011 and an increase in the average volume of our time deposits from Rs. 788.4 billion in fiscal 2010 to Rs. 942.3 billion in fiscal 2011. The volume increase was partially offset by a decrease in cost of deposits. Our average cost of deposits decreased from 4.7% in fiscal 2010 to 4.3% in fiscal 2011 as a result of an increase in the proportion of average current and savings account balances to average total deposits from 47.4% to 49.5%. In addition there was a decrease in the average cost of time deposits from 7.4% in fiscal 2010 to 6.4% in fiscal 2011. However, the average cost of savings accounts increased from 2.8% in fiscal 2010 to 3.5% in fiscal 2011 due to a regulatory change effective April 1, 2010 in the method of computation of interest on savings accounts.

Our interest expense on short-term borrowings increased by 198.3% from Rs. 1.8 billion in fiscal 2010 to Rs. 5.4 billion in fiscal 2011 mainly on account of an increase in our average volumes of short-term borrowings which increased by 101.6% from 50.6 billion in fiscal 2010 to 102.0 billion in fiscal 2011 and an increase in our cost of short-term borrowings from 3.6% in fiscal 2010 to 5.3% in fiscal 2011. Our interest expense on long-term debt increased by 35.9%. This is largely attributable to borrowings from refinance institutions and the upper tier II debt capital we raised in the first half of fiscal 2011. Our average volumes of long-term debt increased from Rs.72.4 billion in fiscal 2010 to Rs. 101.2 billion in fiscal 2011.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses decreased by 47.1% from Rs. 18.2 billion in fiscal 2010 to Rs. 9.6 billion in fiscal 2011.

Fiscal 2011 continued to witness lower delinquencies and an improvement in asset quality in an overall favorable economic environment in India vis-à-vis the stress seen during the economic slowdown in fiscal 2009. The favorable economic environment coupled with increased penetration of the existing customer base and more conservative underwriting norms were the primary drivers for lower delinquencies and credit losses.

These factors were largely attributable for the decline of 66.3% in the retail loan loss allowance which decreased from Rs. 16.6 billion in fiscal 2010 to Rs. 5.6 billion in fiscal 2011. Due to problems afflicting the micro finance institution (MFI) sector in India, including certain of our MFI loans, we made allowances for credit losses for these loans. This was the primary reason for the increase in our wholesale loan allowance by 151.1% from Rs. 1.6 billion in fiscal 2010 to Rs. 4.0 billion in fiscal 2011.

Non-Interest Revenue

Our non-interest revenue increased by 9.1% from Rs. 42.9 billion in fiscal 2010 to Rs. 46.8 billion in fiscal 2011. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2010		2011		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	30,469.3	Rs.	38,718.9	Rs.	8,249.6	27.1%
Realized gains on AFS securities		4,129.4		189.0		(3,940.4)	(95.4)

Trading securities gains/(loss), net		100.2		(598.3)		(698.5)	*
Foreign exchange transactions		5,091.6		12,283.4		7,191.8	141.2
Derivatives gains/(loss)		2,911.0		(3,873.8)		(6,784.8)	*
Other		198.2		96.2		(102.0)	(51.5)

Total non-interest revenue	Rs.	42,899.7	Rs.	46,815.4	Rs.	3,915.7	9.1%

*	Not meaningful

Fees and commissions in the retail segment increased by 29.1% while those generated by the wholesale segment increased by 11.8%. The increase in those generated by the retail segment was primarily because of an increase in fees from the distribution of third party insurance products and mutual funds and a growth in service and processing fees and charges on retail asset products. Such fees and charges were primarily comprised of processing fees on new loans, foreclosure charges and fees from the sourcing of home loans. There was also an increase in ATM fees and debit card charges due to increased volume of ATM and debit card transactions. In addition, the increase in fees and charges was due to higher charges on customers maintaining insufficient balances. Such higher charges resulted from an increase in the number of such accounts. Fees and commissions earned from our wholesale segment increased mainly on account of an increase in processing and placement fees, an increase in fees from bullion transactions and higher processing fees on our custodial services.

Realized gains on AFS securities and loss on trading securities were primarily from the sale of government securities. The realized gains in fiscal 2010 were higher as the market yields lowered.

Income from foreign exchange and derivative transactions were driven primarily by spreads on customer transactions based on trade flows and hedging needs of our customers. These revenues were distributed across our corporate and retail customer segments for plain vanilla foreign exchange products and across our corporate customer segment for derivative products. During fiscal 2010, the bank had lower fair value adjustments on certain foreign currency derivative exposures reflective of the lower credit spreads in 2010. The lower fair value adjustments increased the income levels in fiscal 2010.

Non- Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2010		2011		Increase/ (decrease)		% Increase/ (decrease)	2010 % of net revenues	2011 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	31,665.9	Rs.	37,865.6	Rs.	6,199.7	19.6%	30.0%	26.0%
Premises and equipment		11,033.2		12,419.8		1,386.6	12.6	10.4	8.5
Depreciation and amortization		4,133.7		5,138.6		1,004.9	24.3	3.9	3.5
Administrative and other		17,808.6		24,387.6		6,579.0	36.9	16.9	16.8
Amortization of intangibles		3,769.5		2,558.6		(1,210.9)	(32.1)	3.6	1.8

Total non-interest expense	Rs.	68,410.9	Rs.	82,370.2	Rs.	13,959.3	20.4%	64.8%	56.6%

Total non-interest expense increased by 20.4% from Rs. 68.4 billion in fiscal 2010 to Rs. 82.4 billion in fiscal 2011. As a percentage of our net revenues, non-interest expense was 56.6% in fiscal 2011 as compared to 64.8% in fiscal 2010.

As of March 31, 2011, we had 1,986 branches and 5,471 ATMs across 996 locations, which increased from 1,725 branches and 4,232 ATMs across 779 locations as of March 31, 2010. This led to an overall increase in our non-interest expense.

Salaries and staff benefits increased by 19.6% from Rs. 31.7 billion in fiscal 2010 to Rs. 37.9 billion in fiscal 2011. This increase was primarily attributable to an increase in staff salaries and allowances and in the number of employees from 51,888 as of March 31, 2010 to 55,752 as of March 31, 2011.

Premises and equipment costs increased on account of an increase in rent, electricity, housekeeping, security and other infrastructure costs relating to the expanded branch network.

Depreciation and amortization expenses increased due to the increase in the branch network/ATMs and higher spending on technology and infrastructure to support our growth. During the fiscal year ended March 31, 2011, the bank revised the estimated useful life of point-of sale machines and certain information technology servers. Depreciation on these assets is charged prospectively over the revised useful life of the asset. Consequently, the net income before noncontrolling interest for the year was lower by Rs. 390.5 million.

Administrative and other expenses increased primarily on account of higher advertising and publicity, printing and stationery and insurance costs.

We continued to amortize the intangible assets that were acquired on the merger of CBoP — branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible and favorable leases — over their estimated remaining useful life. This amortization resulted in a charge of Rs. 2.6 billion in fiscal 2011 as compared to Rs. 3.8 billion in fiscal 2010.

Income Tax

Our income tax expense increased by 75.9%, from Rs. 12.3 billion in fiscal 2010 to Rs. 21.7 billion in fiscal 2011 in line with the increase in pre-tax income. Our effective tax rate was 33.1% in fiscal 2010 and 34.3% in fiscal 2011. The effective tax rate was higher in fiscal 2011 primarily on account of lower tax free income from our investments.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2010 and 2011:

	Years ended March 31,
	2010	2011
Effective statutory income tax rate	33.99%	33.22%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	3.27	1.79
Income exempt from taxes	(4.11)	(1.03)
Other, net	(0.01)	0.17
Effect of change in statutory tax rate	—	0.17
Annual effective income tax rate	33.14%	34.32%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 67.7% from Rs. 24.6 billion in fiscal 2010 to Rs. 41.2 billion in fiscal 2011.

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

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowance for credit losses increased by 19.5% from Rs. 52.5 billion in fiscal 2009 to Rs. 62.7 billion in fiscal 2010. Our net interest margin remained stable at 4.6% in fiscal 2010. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2009		2010		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs.	117,281.5	Rs.	118,364.5	Rs.	1,083.0	0.9%
Interest on securities, including dividends and interest on trading assets		39,019.2		37,749.8		(1,269.4)	(3.3)
Other interest revenue		2,696.1		2,537.0		(159.1)	(5.9)
Total interest and dividend revenue		158,996.8		158,651.3		(345.5)	(0.2)
Interest on deposits		76,748.1		69,854.0		(6,894.1)	(9.0)
Interest on short-term borrowings		5,799.6		1,420.4		(4,379.2)	(75.5)
Interest on long term debt		3,490.3		6,052.6		2,562.3	73.4
Other interest expense		76.9		393.0		316.1	411.1
Total interest expense		86,114.9		77,720.0		(8,394.9)	(9.7)

Net interest revenue	Rs.	72,881.9	Rs.	80,931.3	Rs.	8,049.4	11.0

Less: Allowance for credit losses:
Retail		18,277.5		16,586.2		(1,691.3)	(9.3)
Wholesale		2,117.4		1,607.7		(509.7)	(24.1)

Total	Rs.	20,394.9	Rs.	18,193.9	Rs.	(2,201.0)	(10.8)

Net interest revenue after allowance for credit losses	Rs.	52,487.0	Rs.	62,737.4	Rs.	10,250.4	19.5%

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

Average volumes of our total loan book increased by 11.5% from Rs. 992.0 billion in fiscal 2009 to Rs. 1,106.5 billion in fiscal 2010. Income from the increase in average volumes of our loans was off-set by a decline in yields from an average of 11.8% in fiscal 2009 to 10.7% in fiscal 2010. Loan yields decreased as a result of the general decrease in interest rates in the banking system due to excess liquidity conditions. The wholesale loan yields decreased from 10.5% in fiscal 2009 to 7.9% in fiscal 2010 whereas the retail loan yields remained relatively stable at 12.9% in fiscal 2010 as compared to 12.7% in fiscal 2009 largely due to a moderated growth in volumes in the unsecured retail loans portfolio.

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

Interest Expense

Our interest expense on deposits decreased by 9.0% from Rs. 76.7 billion in fiscal 2009 to Rs. 69.9 billion in fiscal 2010. Our average cost of deposits decreased from 5.6% in fiscal 2009 to 4.7% in fiscal 2010 as a result of an increase in the proportion of average current and savings account balances to average total deposits from 41.3% to 47.4%. In addition, there was a decrease in the average cost of time deposits from 8.5% in fiscal 2009 to 7.4% in fiscal 2010. The high cost deposit book of CBoP and the time deposits raised in the second and third quarter of fiscal 2009 also matured or were re-priced. There was an increase in the average volume of our current and savings accounts from Rs. 563.3 billion in fiscal 2009 to Rs. 710.1 billion in fiscal 2010 and a decrease in the average volume of our time deposits from Rs. 800.4 billion in fiscal 2009 to Rs. 788.4 billion in fiscal 2010.

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

Fiscal 2010 witnessed an improvement in the liquidity position and an overall favorable economic environment vis-à-vis the stress seen due to the financial crises the economy faced in the previous year. This period of relatively easy liquidity and improved borrower repayment capacity were the primary drivers in bettering our collections. There was also a run-down of over Rs. 17 billion in the retail loan book acquired from CBoP. These factors were largely attributable for the decline of 9.3% in the retail loan loss allowance which decreased from Rs. 18.3 billion in fiscal 2009 to Rs. 16.6 billion in fiscal 2010 and 24.1% in the wholesale loan loss allowance which decreased from Rs. 2.1 billion in fiscal 2009 to Rs. 1.6 billion in fiscal 2010.

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

Income from foreign exchange and derivative transactions were driven primarily by spreads on customer transactions based on trade flows and hedging needs of our customers. These revenues were distributed across our corporate and retail customer segments for plain vanilla foreign exchange products and across our corporate customer segment for derivative products. We also had lower fair value adjustments during fiscal 2010 as compared to fiscal 2009 reflective of the lower credit spreads and relatively stable economic environment in fiscal 2010.

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

Salaries and staff benefits increased by 8.6% from Rs. 29.2 billion in fiscal 2009 to Rs. 31.7 billion in fiscal 2010. This increase was primarily attributable to charges on account of stock based compensation. Fringe Benefit Tax (“FBT”) on Employee Stock Options was payable on all stock options that were exercised on or after April 1, 2007. However, the Government of India in Finance (No. 2) Act 2009 dated August 19, 2009 withdrew FBT with effect from April 1, 2009. This modification led to a charge of Rs. 1.2 billion during fiscal 2010. Salaries and staff benefits other than stock based compensation increased marginally by 3.9% as we realized increased efficiencies on the acquisition of CBoP.

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

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2009 and 2010:

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

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Year ended March 31,
	2009		2010		2011
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	15,197.7	Rs.	24,887.8	Rs.	41,527.3
Non cash adjustments to net income		31,630.8		33,134.4		25,509.8
Net change in other assets and liabilities		79,347.9		51,042.2		(16,920.5)

Net cash provided/(used) by operating activities	Rs.	126,176.4	Rs.	109,064.4	Rs.	50,116.6

Cash Flows from Investing Activities:
Net change in term placements		(19,236.9)		(23,646.0)		(43,925.1)
Net change in investments		(18,522.4)		13,846.8		(157,060.9)
Net change in repurchase options and reverse repurchase options		(67,091.5)		5,497.2		80,000.0
Proceeds from loans securitized		22,595.0		—		—
Loans purchased net of repayments		(34,937.0)		(48,911.4)		(36,828.9)
Increase in loans originated, net of principal collections		(129,660.7)		(284,839.6)		(303,115.8)
Net additions to property and equipment		(6,762.9)		(5,854.8)		(5,745.3)
Cash acquired on merger - net		20,567.5		—		—

Net cash used in investing activities	Rs.	(233,048.9)	Rs.	(343,907.8)	Rs.	(466,676.0)

Cash Flows from Financing Activities:
Net increase in deposits		212,222.8		246,365.0		409,794.4
Net increase/(decrease) in short-term borrowings		(102,832.5)		70,763.3		(21,185.6)
Proceeds from issuance of shares by subsidiaries to non-controlling interest		—		—		113.7
Net increase/(decrease) in long-term debt		20,225.9		9,264.2		17,375.3
Proceeds from issuance of equity shares for options exercised		794.0		5,559.7		8,281.6
Proceeds from issuance of equity shares/warrants/equity shares on exercise of warrants		4,009.2		36,080.5		—
Payment of dividends and dividend tax		(3,530.5)		(4,985.8)		(6,440.9)

Net cash provided by financing activities	Rs.	130,888.9	Rs.	363,046.9	Rs.	407,938.5

Effect of exchange rate changes on cash and cash equivalents				(1,869.4)		(35.5)
Net change in cash and cash equivalents		24,016.4		126,334.1		(8,656.4)
Cash and cash equivalents, beginning of year		147,208.0		171,224.4		297,558.5

Cash and cash equivalents, end of year	Rs.	171,224.4	Rs.	297,558.5	Rs.	288,902.1

Cash Flows from Operating Activities

Our net cash provided/used by operating activities reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased during fiscal 2011 from Rs. 109.1 billion to Rs. 50.1 billion. This was mainly due to higher cash flows in fiscal 2010 as compared to fiscal 2011as a result of increase in bills payable.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 339.9 billion in fiscal 2011 and Rs. 333.8 billion in fiscal 2010 primarily on account of an increase in our retail loan portfolio. Increase in investments in fiscal 2011 was Rs. 157.1 billion primarily on account of an increase in available- for- sale debt securities.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. The increase in deposits is attributable to the overall expansion of our business. Our total deposits increased by 24.5% from Rs. 1,672.4 billion in fiscal 2010 to Rs. 2,082.1 billion in fiscal 2011. Savings account deposits at Rs. 634.5 billion and current account deposits at Rs. 462.9 billion together accounted for approximately 52.7% of total deposits as of March 31, 2011. There was a 22.7% increase in our time deposits from Rs. 802.4 billion in fiscal 2010 to Rs. 984.8 billion in fiscal 2011.

Our short-term borrowings decreased by Rs. 21.5 billion from Rs. 98.2 billion in fiscal 2010 to Rs. 76.7 billion in fiscal 2011. There was an increase in long-term debt from Rs. 75.9 billion in fiscal 2010 to Rs. 93.3 billion in fiscal 2011 primarily due to borrowings from refinance institutions and the upper tier II debt capital we raised in the first half of fiscal 2011.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2010 and March 31, 2011:

	As of March 31,
	2010		2011		Increase/ (decrease)		% Increase/ (decrease)
	(in millions except percentages)
Cash and cash equivalents	Rs.	297,558.5	Rs.	288,902.1	Rs.	(8,656.4)	(2.9)%
Term placements		58,166.3		102,049.4		43,883.1	75.4
Investments held for trading		28,158.8		38,216.9		10,058.1	35.7
Investments available for sale		481,398.8		628,704.9		147,306.1	30.6
Securities purchased under agreements to resell		20,000.0		—		(20,000)	(100)
Loans, net		1,297,180.4		1,622,856.0		325,675.6	25.1
Accrued interest receivable		13,767.3		19,752.6		5,985.3	43.5
Property and equipment		22,302.8		22,881.2		578.4	2.6
Intangibles		8,961.5		6,402.9		(2,558.6)	(28.6)
Goodwill		74,937.9		74,937.9		—	—
Other assets		114,088.1		115,532.4		1,444.3	1.3

Total assets	Rs.	2,416,520.4	Rs.	2,920,236.3	Rs.	503,715.9	20.8%

Our total assets increased by 20.8 % to Rs. 2,920.2 billion in fiscal 2011 from Rs. 2,416.5 billion in fiscal 2010.

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

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and seven years. Term placements have increased on account of our placements with central government bodies. These placements are made to comply with the extant Reserve Bank of India guidelines on shortfalls in priority sector lending sub-limits and account for over 90% of such placements as of March 31, 2011.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading increased by 35.7% from Rs. 28.2 billion as of March 31, 2010 to Rs. 38.2 billion as of March 31, 2011, primarily on account of investments in deposit certificates issued by banks.

Investments available for sale increased by 30.6%, primarily on account of an increase in investments in Government of India securities for SLR requirements.

Net loans increased due to an increase in both our retail and wholesale lending. Our outstanding gross retail loan portfolio increased by 33.7% from Rs. 733.0 billion as of March 31, 2010 to Rs. 980.1 billion as of March 31, 2011. Secured loans were the key drivers of the increase in the retail loan book. We originate home loans under an arrangement with HDFC Limited. During the year we purchased from HDFC Limited over Rs. 43 billion of AAA credit enhanced home loans. This growth in the retail loans was complemented by an increase of 13.7% in the gross wholesale loan book from Rs. 588.0 billion to Rs. 668.6 billion on account of an increase in facilities given to our customers to meet their working capital requirements as well as an increase in our term loan portfolio.

Our distribution network grew from 1,725 branches and 4,232 ATMs as of March 31, 2010 to 1,986 branches and 5,471 ATMs as of March 31, 2011. This expansion led to an increase of 2.6% in net property and equipment.

We acquired branch network representing contractual and non contractual customer relationships, customer list, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 3.8 billion and Rs. 2.6 billion for fiscals 2010 and 2011, respectively. Consequently, these intangibles were carried at an amortized value of Rs. 6.4 billion as of March 31, 2011.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill. The said goodwill has not been impaired as of March 31, 2011 and has been carried forward at the same value as that at the acquisition date.

Other assets increased by 1.3% from Rs. 114.1 billion as of March 31, 2010 to Rs. 115.5 billion as of March 31, 2011.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2010 and March 31, 2011:

	As of March 31,
	2010		2011		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest bearing deposits	Rs.	1,301,046.0	Rs.	1,619,283.6	Rs.	318,237.6	24.5%
Non-interest bearing deposits		371,354.3		462,845.4		91,491.1	24.6

Total deposits		1,672,400.3		2,082,129.0		409,728.7	24.5

Securities sold under repurchase agreements		—		60,000.0		60,000.0	*
Short-term borrowings		98,165.0		76,686.7		(21,478.3)	(21.9)
Accrued interest payable		19,964.2		27,746.0		7,781.8	39.0
Long-term debt		75,854.4		93,287.2		17,432.8	23.0
Accrued expenses and other liabilities		243,682.3		232,557.6		(11,124.7)	(4.6)

Total liabilities		2,110,066.2		2,572,406.5		462,340.3	21.9
Non-controlling interest in subsidiaries		872.5		1,338.1		465.6	53.4
HDFC Bank Limited shareholders’ equity		305,581.7		346,491.7		40,910.0	13.4

Total liabilities and shareholders’ equity	Rs.	2,416,520.4	Rs.	2,920,236.3	Rs.	503,715.9	20.8%

*	Not meaningful

Our total liabilities increased by 21.9% from Rs. 2,110.0 billion in fiscal 2010 to Rs. 2,572.4 billion in fiscal 2011. The increase in our interest-bearing deposits was on account of an increase in savings deposits and in time deposits. Savings account deposits increased by 27.2% from Rs. 498.7 billion as of March 31, 2010 to Rs. 634.5 billion as of March 31, 2011. Time deposits increased by 22.7% from Rs. 802.4 billion as of March 31, 2010 to Rs. 984.8 billion as of March 31, 2011. Our continued efforts to raise low-cost funds resulted in an increase in our non-interest bearing deposits by 24.6% from Rs. 371.4 billion in fiscal 2010 to Rs. 462.8 billion in fiscal 2011. Of our total deposits as of March 31, 2011, retail deposits accounted for approximately 67% and wholesale deposits accounted for the balance.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding as of March 31, 2011, deposits accounted for 80.9%, short-term borrowings accounted for 3.0% and long-term debt accounted for 3.6%. Our short-term borrowings, which were primarily comprised of money market borrowings, decreased by Rs. 21.5 billion in fiscal 2011 as compared to fiscal 2010. Securities sold under repurchase agreements were Rs. 60.0 billion as of March 31, 2011 on account of our borrowing under the liquidity adjustment facility that is offered by the Reserve Bank of India. The borrowing was against our investments in government securities that we held in excess of the statutory liquidity requirements.

Long-term debt increased by 23.0% in fiscal 2011 primarily on account of an issue of subordinated debt qualifying for Upper Tier II capital of Rs. 11.1 billion.

Accrued expenses and other liabilities decreased by 4.6% from Rs. 243.7 billion to Rs. 232.6 billion primarily because of lower bills payable and remittances in transit.

Shareholders’ equity increased primarily due to an increase in the retained earnings and additional paid- in capital on account of the exercise of stock options by employees. This was partially offset by an increase of Rs. 5.6 billion in unrealized loss on available for sale securities.

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. As per RBI’s prudential norms on capital adequacy under the Basel 1 framework (Basel 1), we are required to maintain a capital to risk-weighted asset ratio of a minimum of 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on “Capital Adequacy and Market Discipline—Implementation of the New Capital Adequacy Framework” (Basel II). We migrated to the new framework effective March 31, 2009. Under Basel II guidelines, we are required to maintain a minimum capital to risk-weighted asset ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by us as of March 31, 2011 is subject to a prudential floor, which is the higher of the following amounts:

a)	the minimum capital required as per the Basel II framework; and

b)	80% of the minimum capital required to be maintained as per the Basel I framework.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II framework, are as follows:

	Basel I						Basel II
	2010		2011		2011		2010		2011		2011
Tier 1 capital	Rs.	205,488.5	Rs.	237,704.1	US$	5,336.9	Rs.	205,488.5	Rs.	237,183.5	US$	5,325.2
Tier 2 capital		64,919.4		77,438.1		1,738.6		64,919.4		77,438.1		1,738.6

Total capital	Rs.	270,407.9	Rs.	315,142.2	US$	7,075.5	Rs.	270,407.9	Rs.	314,621.6	US$	7,063.8

Total risk weighted assets and contingents	Rs.	1,643,327.7	Rs.	2,057,206.2	US$	46,187.8	Rs.	1,549,830.1	Rs.	1,939,602.6	US$	43,547.4

Capital ratios of the Bank:
Tier 1		12.50%		11.56%				13.26%		12.23%
Total capital		16.45%		15.32%				17.44%		16.22%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%				6.00%		6.00%
Total capital		9.00%		9.00%				9.00%		9.00%

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure.

We have current plans for aggregate capital expenditures of approximately Rs. 15.1 billion in fiscal 2012. This budgeted amount includes Rs. 3.8 billion to expand our branch and back office network, Rs. 1.0 billion to expand our ATM network, Rs. 0.7 billion to expand our Electronic Data Capture terminal network and Rs. 9.7 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time; consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

Financial Instruments and Off-Balance Sheet Arrangements

Our foreign exchange and derivative product offerings to our customers covers a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options, and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our Treasury front office works on such product offerings jointly with the relationship managers from Wholesale Banking.

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

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. See “Business—Treasury—Foreign Exchange and Derivatives”. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2011, together with the fair values on each reporting date.

	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,045,524.2	Rs.	18,885.7	Rs.	20,835.1	Rs.	(1,949.4)
Forward rate agreements		614.6		0.6		0.5		0.1
Currency options		358,206.1		5,448.6		5,840.6		(392.0)
Currency swaps		35,368.4		927.5		726.3		201.2
Forward exchange contracts		3,006,909.9		50,331.2		46,999.3		3,331.9

Total	Rs.	5,446,623.2	Rs.	75,593.6	Rs.	74,401.8	Rs.	1,191.8

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

	As of March 31,
	2010		2011
	(in millions)
Bank guarantees:
Financial guarantees	Rs.	58,053.1	Rs.	62,104.7
Performance guarantees		40,808.9		54,857.1
Documentary credits		128,152.6		154,406.1

Total	Rs.	227,014.6	Rs.	271,367.9

Guarantees and documentary credits outstanding increased by 19.5% to Rs. 271.4 billion as of March 31, 2011, principally due to general growth in our wholesale banking business and to meet our clients’ trade requirements.

Loan Sanction Letters

In some cases we issue sanction letters to customers indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made was Rs. 518.5 billion as of March 31, 2011. On request, we disburse these loans subject to the customer’s creditworthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 23 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

Contractual Obligations

	Payments due by period, as of March 31, 2011
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs.	73,930.5	Rs.	2.0	Rs.	—	Rs.	16,160.0	Rs.	57,768.5
Other long term debt		19,356.7		4,925.1		11,510.4		750.0		2,171.2
Operating leases(a)		25,450.9		4,378.9		8,008.4		6,749.6		6,314.0

Short-term borrowings		76,686.7		76,686.7		—		—		—
Securities sold under repurchase agreements		60,000.0		60,000.0		—		—		—
Unconditional purchase obligations(b)		3,551.2		3,551.2		—		—		—

Total	Rs.	258,976.0	Rs.	149,543.9	Rs.	19,518.8	Rs.	23,659.6	Rs.	66,253.7

(a)	Operating leases are principally for the lease of office, branch and ATM premises, and residential premises for executives.
(b)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2011. See “—Note 26 – Commitments and contingencies”.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange contracts and derivative contracts.

We have recognized a liability of Rs. 742.2 million as of March 31, 2011 as required by FASB ASC 460.10. Based on historical trends and as required by FASB ASC 450, we have recognized a liability of Rs. 394.1 million as of March 31, 2011.

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

The residual maturities of the above obligations as of March 31, 2011 are set forth in the following table:

	Amount of commitment expiration per period
	Total amounts committed		Less than 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary credits	Rs.	154,406.1	Rs.	150,620.3	Rs.	3,785.6	Rs.	—	Rs.	0.2
Guarantees		116,961.8		82,544.2		25,764.3		3,243.6		5,409.7
Derivatives*		5,446,623.2		4,208,247.1		752,859.3		445,656.9		39,859.9

Total	Rs.	5,717,991.1	Rs.	4,441,411.6	Rs.	782,409.2	Rs.	448,900.5	Rs.	45,269.8

*	Denotes notional principal amounts.

Extent of dependence on single customer exposures

Our exposure to a borrower is subject to the regulatory limits established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of our capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of infrastructure or by an additional 10% (i.e. up to 25%) provided the credit exposure is to oil companies to whom bonds have been issued by the Government of India. In addition to the above exposure limit, we may, in exceptional circumstances, with the approval of the Board, consider increasing our exposure to a borrower up to an additional 5% of the capital funds. Our exposure to a single NBFC or NBFC-asset financing companies (AFC) should not exceed 10.0% or 15.0% respectively, of our capital funds. We may however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0% respectively, if it is on account of funds on lent by the NBFC or NBFC-AFC to the infrastructure sector. Our exposure to infrastructure finance companies (IFC) should not exceed 15.0% of our capital funds. However, this may be exceeded by an additional 5% (i.e. up to 20%) if the same is on account of funds on lent by the IFC to the infrastructure sector.

Our exposures to our ten largest borrowers as of March 31, 2011, computed as per RBI guidelines, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2011:

	March 31, 2011
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	Rs. in million
Borrower 1	Banks and Financial Institutions	Rs.	65,030.5	Rs.	—	Rs.	65,030.5	US$	1,460.0
Borrower 2	Coal & Petroleum Products		33,579.5		24,000		57,579.5		1,292.8
Borrower 3	NBFC / Financial Intermediaries		30,000.0		—		30,000.0		673.6
Borrower 4	NBFC / Financial Intermediaries		30,000.0		—		30,000.0		673.6
Borrower 5	NBFC / Financial Intermediaries		30,000.0		—		30,000.0		673.6
Borrower 6	NBFC / Financial Intermediaries		25,000.0		—		25,000.0		561.3
Borrower 7	Coal & Petroleum Products		14,376.4		10,439.1		24,815.5		557.2
Borrower 8	Coal & Petroleum Products		1,209.1		21,672.2		22,881.3		513.7
Borrower 9	Non-ferrous Metals		418.9		20,813.5		21,232.4		476.7
Borrower 10	NBFC / Financial Intermediaries		20,000.0		—		20,000.0	US$	449.0

As of March 31, 2011, our exposure to eighteen borrowers was more than 5 percent of our capital funds, which was mainly comprised of large credit facilities to these borrowers. Of the total exposure to these borrowers, approximately 57 percent was secured by collateral.

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

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (the ‘Articles’) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than 3 or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of ten members as of March 31, 2011.

As per the Indian Companies Act, 1956 (the ‘Companies Act’), at least two-thirds of our directors are required to retire by rotation, with one-third of these retiring at each annual general meeting. However, any retiring director may be re-appointed by resolution of the shareholders.

Under the terms of our organizational documents, HDFC Limited has a right to nominate two directors who are not required to retire by rotation, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited either singly or in the aggregate holds not less than 20% of our paid-up equity share capital. The two directors so nominated by HDFC Limited currently are the Chairman and the Managing Director.

The Banking Regulation Act requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Out of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and the rural economy, co-operation or small-scale industry. Mr. Ashim Samanta has specialized knowledge and experience in small-scale industry. Dr. Pandit Palande has specialized knowledge and experience in the agricultural sector.

Interested directors may not vote at board proceedings, except where the interest is based solely on a contract of indemnity for which the director is a surety, the interest is based on the director’s involvement as director of another company and holder of shares of that company, or where a proper notification has been given under the Companies Act.

None of our directors or members of our senior management holds 1.0% or more of our shares.

Our Board of Directors, as of March 31, 2011, was comprised of:

Name	Position	Age
Mr. C.M Vasudev	Chairman	67
Mr. Aditya Puri	Managing Director	60
Mr. Harish Engineer	Executive Director	62
Mr. Paresh Sukthankar	Executive Director	48
Mr. Anami N Roy [1]	Non-Executive Director	61
Mr. Ashim Samanta	Non-Executive Director	56
Mr. Bobby Parikh [2]	Non-Executive Director	47
Dr. Pandit Palande	Non-Executive Director	49
Mr. Partho Datta [3]	Non-Executive Director	63
Mrs. Renu Karnad[4]	Non-Executive Director	58

[1]	Mr. Anami N Roy was appointed a director on the Board of the Bank effective January 27, 2011
[2]	Mr. Bobby Parikh was re-appointed a director on the Board of the Bank effective January 27, 2011
[3]	Mr. Partho Datta was appointed a director on the Board of the Bank effective September 30, 2010
[4]	Mrs. Renu Karnad was re-appointed a director on the Board of the Bank effective January 27, 2011

The following are brief biographies of our directors:

Mr. C. M. Vasudev holds a Master’s degree in Economics and Physics. He joined the Indian Administrative Services in 1966. Mr. Vasudev has worked as an Executive Director of the World Bank representing India, Bangladesh, Sri Lanka and Bhutan. Mr. Vasudev has extensive experience working at policy-making levels in the financial sector and was responsible for the setting up of policies and oversight of management. He chaired World Bank’s committee on development effectiveness with the responsibility for ensuring effectiveness of the World Bank’s operations. Mr. Vasudev has also worked for the Ministry of Finance for more than eight years and has undertaken various assignments, including Secretary, Department of Economic Affairs, Department of Expenditure, Department of Banking and Additional Secretary, Budget with a responsibility for framing the fiscal policies and policies for economic reforms and for coordinating preparation of budgets of the Government of India and monitoring their implementation. He has worked as a Government nominee Director on the Boards of many companies in the financial sector including the State Bank of India, IDBI, ICICI, IDFC, NABARD, and the National Housing Bank and was also a member of the Central Board of the RBI. He was the member secretary of the Narasimhan committee on financial sector reforms. He also chaired a Committee on reforms of the NBFC sector. He has worked as Joint Secretary of the Ministry of Commerce with responsibility for state trading and trade policy including interfacing with the WTO.

Mr. Vasudev is a Director on the Boards of ICRA Management Consultancy Services Limited, Uttarakhand Jal Vidyut Nigam Limited, Star Paper Mills Limited, Power Exchange India Limited, ASA International India Microfinance Private Limited, Insync Advisory Services Private Limited, NSDL Database Management Limited and Centennial Development Advisory Services Private Limited. He is a member of the Audit Committee and the Chairman of the Remuneration Committee of ICRA Management Consultancy Services Limited and Chairman of the Risk Management Committee of Power Exchange India Limited.

Effective July 06, 2010 Mr. Vasudev was appointed as the Chairman of the Board of the Bank.

Mr. Aditya Puri holds a Bachelor’s degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Mr. Aditya Puri has been the Managing Director of the Bank since September 1994. He has about 37 years of banking experience in India and abroad. Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. Mr. Puri is not a director on the Board of any other company.

Mr. Harish Engineer is a Science Graduate from the University of Mumbai and holds a Diploma in Business Management from the Hazarimal Somani College, Mumbai. Mr. Engineer has been associated with the Bank since 1994 in various capacities and is currently responsible for the Bank’s Wholesale Banking businesses. Mr. Engineer has over 40 years of experience in the fields of finance and banking. Prior to joining the Bank, Mr. Engineer worked with Bank of America for 26 years in various areas including operations and corporate credit management. Mr. Engineer is not a director on the Board of any other company in India. He is a member of the Board of Boston Analytics, Boston MA.

Mr. Paresh Sukthankar received a Masters in Management Studies from the Jamnalal Bajaj Institute of Management Studies, Mumbai., and has completed the Advanced Management Program (AMP) at the Harvard Business School. Mr. Sukthankar has been associated with the Bank since 1994 in various senior capacities and has direct or supervisory responsibilities for the Credit & Market Risk, Finance, Human Resources functions and for various strategic initiatives of the Bank. Mr. Sukthankar has over 25 years of experience in the fields of finance and banking. Prior to joining the Bank, Mr. Sukthankar worked with Citibank for 9 years in various areas, including corporate banking, risk management, financial control and credit administration. Mr. Sukthankar is not a director on the Board of any other company.

Mr. Anami N Roy received an M.A, M Phil. and is a distinguished retired civil servant. During his career spanning 38 years with the Indian Police Service (IPS), he held a range of assignments both in the state of Maharashtra and with the Government of India. He retired in the year 2010 as the Director General of Police, Maharashtra. His areas of specialization include policy planning, budget, recruitment, training and other finance and administration functions in addition to operational matters. He has also held the position of director general of the anti-corruption bureau, in which capacity he initiated a policy document on vigilance matters for the government of Maharashtra.

Mr. Roy has wide knowledge and experience with security and intelligence matters at the state and national levels. Having handled multifarious field and staff assignments, Mr. Roy has a rich and extensive experience of the functioning of the government at various levels and problem solving. Mr. Roy is a director on the board of India Ventures, a private equity fund for the healthcare sector.

Mr. Ashim Samanta holds a Bachelor of Commerce degree from the University of Mumbai and has wide and extensive business experience in the field of bulk drugs and fine chemicals. He is a Director of Samanta Organics Private Limited, Nautilus Trading and Leasing Private Limited, Ashish Rang Udyog Private Limited, Shakti Cine Studios Private Limited, Samanta Movies Private Limited. Mr. Samanta has also been engaged in setting up and running of a film mixing, editing and dubbing studio.

Mr. Bobby Parikh holds a Bachelor’s degree in commerce from Mumbai University and became qualified as a chartered accountant in 1987. He is a senior partner with BMR and Associates and leads its financial services practice. Prior to joining BMR, he was the CEO of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Anderson for over 17 years and was its country managing partner until the Anderson practice combined with that of Ernst & Young in June 2002. At both Arthur Anderson and Ernst & Young, Mr. Parikh led the financial services industry practice and has advised a number of banking groups, investment banks, brokerage houses, fund managers and other financial services intermediaries in establishing operations in India, mergers and acquisitions and in developing structured financial products, besides providing tax and business advisory and tax reporting services.

Mr. Parikh has been a member of a number of trade and business associations as well as been a part of advisory or executive boards of non-government and not for profit organizations. He is a director of BMR Advisors Private Limited, Tax and Advisors Private Limited, BMR Managed Services Private Limited, BMR Advisors Pte. Limited, Aviva Life Insurance Company India Limited and Green Infra Limited. He is the chairman of the Audit Committee and a member of the Investment Committee of Aviva Life Insurance Company India Limited.

Dr. Pandit Palande has a Ph.D. degree in Business Administration and has completed an advanced course in Management from the Oxford and Warwick Universities in the UK. Dr. Palande has worked as a director of the School of Commerce and Management for 19 years in the Yashwantrao Chavan Maharashtra Open University (YCMOU). In the past Dr. Palande has also served as the Pro-Vice Chancellor of YCMOU. Dr. Palande has extensive experience working in the fields of business administration, management and agriculture. Under the guidance of Dr. Palande, YCMOU has become one of the few green universities in India. As a Project Director of the Indian Space Research Organisation (ISRO) GAP-3 of YCMOU, Dr. Palande has been extensively serving the academic and agriculture community. Dr. Palande is not a director on the Board of any other company.

Mr. Partho Datta is an associate member of the Institute of Chartered Accountants of India (ICAI). He has served with the Indian Aluminum Company Limited (INDAL) and its parent company in Canada for 25 years, holding the positions of Treasurer, Chief Finance Officer, and Director Finance, during his tenure. Thereafter he joined the Chennai-based Murugappa group as the head of group finance. He was also a member of the management board of the group as well as a director in several Murugappa group companies. Post retirement Mr. Datta was an advisor to the central government board of directors of Satyam Computers Services Limited. He has also been engaged in providing business, strategic and financial consultancy on a selective basis.

Mr. Datta is a director of West Bengal State Electricity Transmission Company Limited, Peerless Funds Management Company Limited, IRIS Business Services Limited and Endurance Technologies Limited. He is the chairperson of the audit committees of West Bengal State Electricity Transmission Company Limited, Peerless Funds Management Company Limited and a member of the audit committee at IRIS Business Services Limited. Mr. Datta has extensive experience in various financial and accounting matters including financial management, foreign exchange risk management, international financing, international tax, mergers and acquisitions and strategic planning. Mr. Datta is one of the financial experts on the Audit and Compliance Committee of the Board.

Mrs. Renu Karnad is a law graduate and in addition holds a masters degree in economics from the Delhi University. She is a Parvin Fellow – Woodrow Wilson School of International Affairs, at the Princeton University NJ. She is the Managing Director of HDFC Limited. She serves as a director on the Boards of HDFC Venture Capital Limited, HDFC Property Ventures Limited, AKZO Nobel India Limited, HDFC Asset Management Company Limited, GRUH Finance Limited, Credit Information Bureau (India) Limited, HDFC ERGO General Insurance Company Limited, Indraprastha Medical Corporation Limited, HDFC Standard Life Insurance Company Limited, Sparsh BPO Services Limited, G4S Corporate Services (India) Private Limited, Bosch Limited, Feedback Ventures Private Limited, Credila Financial Services Private Limited, HDFC Sales Private Limited, Value and Budget Housing Corporation (India) Private Limited, Transunion LLC Chicago and HDFC Plc Maldives.

Mrs. Karnad is the chairperson of the audit committees of AKZO Nobel India Limited, Credit Information Bureau (India) Limited and Bosch Limited. She is a member of the audit committee of HDFC ERGO General Insurance Company Limited. She is the chairperson of the remuneration committee of AKZO Nobel India Limited, as well as the chairperson of the compensation committee of HDFC Standard Life Insurance Company Limited. She is also a member of: the investment, compensation and compensation-ESOS committees as well as the committee of directors of GRUH Finance Limited; customer service committee and risk management committee of HDFC Asset Management Company Limited; remuneration committee of Credit Information Bureau (India) Limited and Sparsh BPO Services Limited; and the investor grievance committee, the investment sub-committee and the property sub-committee of Bosch Limited.

Senior Management

As of March 31, 2011, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	60
Mr. Harish Engineer	Executive Director	62
Mr. Paresh Sukthankar	Executive Director	48
Mr. Abhay Aima	Head, Equities and Private Banking, Third Party Products and NRI Banking	49
Mr. Anil Jaggia	Head, Information Technology and Legal	50
Mr. Ashish Parthasarthy	Head, Treasury	43
Mr. Bharat Shah	Head, Properties	64
Mr. Bhavesh Zaveri	Head, Wholesale Banking Operations and Cash Management	45
Mr. G. Subramanian	Head, Internal Control and Compliance Risk	64
Mr. Jimmy Tata	Head, Corporate Banking	45
Mr. Kaizad Bharucha	Head, Credit and Market Risk	46
Mr. Navin Puri	Head, Branch Banking	53
Mr. Rahul N. Bhagat	Head, Retail Liabilities and Marketing	48
Mr. Rajan Ananthanarayan	Head, Operations	60
Mr. Pralay Mondal	Head, Retail Assets and Credit Cards	46
Mr. Sashi Jagdishan	Head, Finance	46

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Abhay Aima is a graduate of the National Defence Academy. Mr. Aima is the Bank’s Head of Equities, Private Banking and Third Party Products. He is also in charge of Non Resident Indian and International Consumer Banking. Mr. Aima serves as a Director of Raab Investment Private Limited, HDFC Securities Limited and Bluechip Corporate Investment Centre Limited.

Mr. Anil Jaggia is an engineering graduate from IIT, Kanpur. Thereafter, he received a management degree from the Indian Institute of Management in Ahmedabad. He is a senior banker with over 20 years of experience in banking across the world. He started his career in India with Citibank N.A. and then moved to the USA with Citibank N.A. for seven years. At Citibank, Mr. Jaggia held various senior management positions. He returned to India to take up the post of Chief Operating Officer at Centurion Bank Limited in 2004. He is currently head of IT, Quality Initiatives and Legal at the Bank.

Mr. Ashish Pathasarthy holds a Bachelor of Engineering degree from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management, Bangalore. He has over nineteen years of experience in the interest rate and currency markets and holds the position of Head Treasury at the Bank.

Mr. Bharat Shah holds a Bachelor of Science degree from the University of Mumbai and a Higher National Diploma in Applied Chemistry from London University. Mr. Shah serves as a Director of Computer Age Management Services Private Limited, Atlas Documentary Facilitators Company Private Limited, Hexaware Technologies Limited, Hill Properties Limited, and is the Chairman of HDFC Securities Limited.

Mr. Bhavesh Zaveri holds a Masters degree in Commerce from the University of Mumbai and is a Certified Associate of the Indian Institute of Bankers. Mr. Zaveri has been with the Bank since 1998, and heads wholesale banking operations and cash management products. Mr. Zaveri is a director of the Board of the National Payment Corporation of India Ltd. (NPCI) and a member of the Technical Advisory Committee and Management Committee of NPCI.

Mr. G. Subramanian holds a Bachelor of Science degree in Chemistry from Madras Christian College and is a Certified Associate of the Indian Institute of Bankers. Mr. Subramanian is currently Head of Internal Controls and Compliance Risk. Prior to joining the Bank, Mr. Subramanian was Deputy General Manager at the RBI. Mr. Subramanian serves as a Director of Computer Age Management Services Private Limited, HDB Financial Services Limited and Vayana Enterprises Private Limited.

Mr. Jimmy Tata holds a Masters of Financial Management degree from the University of Mumbai and is a qualified Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India, Hyderabad. He has over twenty years of work experience and has been with the Bank since 1994. He is currently the Head of Corporate Banking.

Mr. Kaizad Bharucha has a Bachelor of Commerce degree from the University of Mumbai. He has been a career banker with over two decades of banking experience and is Head of Credit and Market Risk. He was previously with SBI Commercial and International Bank Ltd. as Group Head of Credits. Mr. Bharucha serves as Director of HDB Financial Services Limited, he is the chairman of the ALCO committee and a member of the risk committee of HDB financial services limited. He also serves on the board of International Asset Reconstruction Company, where he serves as a member of the Asset Acquisition and Reconstruction committee and the Strategy, Policy and Process committee of the Board.

Mr. Navin Puri holds a Bachelor of Commerce degree from Calcutta University and is a member of the Institute of Chartered Accountants of India. He also received a Masters of Business Administration degree from Texas University, U.S.A. Mr. Puri has nineteen years of banking experience. He has been with the Bank since February 1999. He currently heads the Retail Branch Banking business, and is also the Business Head for Retail Current Accounts of the Bank.

Mr. Rahul N. Bhagat holds a Bachelor of Arts in History (Hons) from St. Stephen’s College, Delhi University and a Masters degree in International Affairs from the College of William & Mary, Virginia, USA. He has over eighteen years of experience in consumer banking, having worked with ANZ Grindlays Bank and Bank of America prior to joining the Bank in 1999. Mr. Bhagat heads the Retail Liabilities, Marketing, High Net-Worth and Direct Channels businesses in the Bank.

Mr. Rajan Ananthanarayan holds a Bachelor of Science degree from the University of Mumbai. He has nearly thirty years of experience in international and domestic banking operations. Mr. Rajan was employed by Bank of America prior to joining the Bank. He was part of the core management team that founded HDFC Bank, as its Head of Operations, and was responsible for creating the Operations team and detailed Operating Procedures. After working in foreign banks in Indonesia and Oman, he joined Flexcel International Private Limited as its Chief Executive Officer. He then rejoined the Bank as Country-Head, Operations. Mr. Rajan serves on the Board of Atlas Documentary Facilitators Private Limited as its chairman.

Mr. Pralay Mondal holds a B-Tech (Hons) from the Indian Institute of Technology, Kharagpur and a Post Graduate Diploma in Business Management in Marketing from the Indian Institute of Management, Calcutta. He has nineteen years of experience in marketing, sales, product and business profit and loss management in the fast moving consumer goods, office automation and banking industries. He is currently head of the Retail Assets and Credit Cards business of the Bank. Mr. Mondal also serves as a director of HBL Global Private Limited and HDB Financial Services Limited.

Mr. Sashi Jagdishan holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield, UK. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. He has been with the Bank since 1996 and currently heads the finance function of the Bank.

Corporate Governance

Audit and Compliance Committee

The Audit and Compliance Committee of the Bank is comprised of Mr. C. M. Vasudev, Mr. Ashim Samanta, Dr. Pandit Palande, Mr. Partho Datta and Mr. Bobby Parikh. The Committee is chaired by Mr. C. M. Vasudev. The Committee met seven times during the year.

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

Compensation Committee

The Compensation Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees, consider grant of stock options to employees, review compensation levels of the Bank’s employees vis-à-vis other banks and the industry in general. The Bank’s compensation policy provides a fair and consistent basis for motivating and rewarding employees appropriately according to their job role, job size, performance, contribution, skill and competence.

Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Partho Datta and Mr. Bobby Parikh are the members of the Committee. The Committee is chaired by Mr. C. M. Vasudev. All the members of the Committee are independent directors.

The Committee met three times during the year.

Investors’ Grievance (Share) Committee

The Committee approves and monitors transfer, transmission, splitting and consolidation of shares. Allotment of shares to the employees on exercise of stock options granted under the various Employees Stock Option Schemes which are made in terms of the powers delegated by the Board in this regard, are placed before the Committee for ratification. The Committee also monitors redress of complaints from shareholders relating to transfer of shares, non-receipt of Annual Report, dividends, etc.

The Committee consists of Mr. Ashim Samanta, Mr. Anami N Roy, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Committee is chaired by Mr. Ashim Samanta. The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to the non-availability of the members of the Committee.

As on March 31, 2011, 58 instruments of transfer representing 18,285 shares were pending and have since been processed. The details of the transfers are reported to the Board of Directors from time to time.

During the year under review, 1,078 complaints were received from the shareholders. All the complaints were attended to and as on March 31, 2011 no complaints remained unattended. In addition 9,809 letters were received from the shareholders relating to change of address, nomination requests, ECS / NECS Mandates, queries relating to annual reports and amalgamation, requests for revalidation of dividend and fractional warrants and other investor related matters. These letters have also been responded to. The Committee met ten times during the year.

Risk Monitoring Committee

The Committee has been formed as per the guidelines of the Reserve Bank of India on the Asset Liability Management / Risk Management Systems. The Committee develops the Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews the Bank’s risk monitoring system. The Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified. The Committee, which was called the ‘Risk Monitoring Committee’ earlier, has been renamed as the ‘Risk Policy and Monitoring Committee’ during the year.

The Committee consists of Mr. C. M. Vasudev, Mr. Partho Datta, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Paresh Sukthankar.

The Committee met six times during the year.

Credit Approval Committee

The Credit Approval Committee approves credit exposures, which are beyond the powers delegated to executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans. The Committee consists of Mr. Ashim Samanta, Mr. Bobby Parikh, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Harish Engineer.

The Committee met eleven times during the year.

Premises Committee

The Premises Committee approves purchases and leasing of premises for the use of Bank’s branches, back offices, ATMs and residence of executives in accordance with the guidelines laid down by the Board. The Committee consists of Mr. Ashim Samanta, Dr. Pandit Palande, Mrs. Renu Karnad and Mr. Aditya Puri.

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

For assessing the integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered. The members of the Committee are Mr. C. M. Vasudev, Mr. Ashim Samanta and Dr. Pandit Palande. All the members of the Committee are independent directors.

The Committee met three times during the year

Fraud Monitoring Committee

Pursuant to the directions of the Reserve Bank of India, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of 10 million and above. The objectives of this Committee are the effective detection of frauds and immediate reporting of the frauds and actions taken against the perpetrators of frauds to the concerned regulatory and enforcement agencies. The terms of reference of the Committee are as under:

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

The members of the Committee are Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Partho Datta, Mr. Anami N Roy and Mr. Aditya Puri.

The Committee met four times during the year.

Customer Service Committee

The Committee monitors the quality of services rendered to the Bank’s customers and also ensures implementation of directives received from RBI in this regard. The terms of reference of the Committee are to formulate a comprehensive deposit policy incorporating the issues arising out of the death of a depositor for operations of his account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.

The members of the Committee are Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Anami N Roy and Mr. Aditya Puri.

The Committee met four times during the year.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

Our shareholders, at the annual general meeting held on June 10, 2008, passed a special resolution pursuant to Section 293(1)(d) of the Companies Act, authorizing the Board of Directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed or to be borrowed from time to time (apart from acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by check, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed our aggregate of paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 200 billion over and above our aggregate paid-up capital and free reserves at any time.

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

At the 16th Annual General Meeting held on June 30, 2010, the shareholders of the Bank approved the reappointment of our Managing Director for a further three-year period and also approved the revised salary/compensation and allowances of the Managing Director, with effect from April 1, 2010, subject to the approval of the RBI. The RBI has since approved the reappointment of Mr. Aditya Puri as the Managing Director of the Bank for a period of three years up to March 31, 2013 and also the revision in his remuneration. At the same Annual General Meeting, the shareholders of the Bank also approved the reappointments of Mr. Harish Engineer and Mr. Paresh Sukthankar as Executive Directors for the periods from October 12, 2010 to September 30, 2013 and October 11, 2013, respectively, and also approved their salary/compensation, with effect from October 12, 2010, subject to the approval of the RBI.

For fiscal 2011, the aggregate amount of compensation paid to our Managing Director, Executive Directors and members of our senior management was approximately Rs.241 million, including the aggregate amount accrued by us to provide pension, retirement or similar benefits.

Under our organizational documents, each director, except the Managing Director and Executive Directors, is entitled to sitting fees for attending each meeting of the Board of Directors or of a Board committee. The amount of sitting fees is decided by the Board from time to time in accordance with limitations prescribed by the Companies Act or the Government of India. At the Board meeting held on October 17, 2006, it was decided that sitting fees for attending Board meetings and committee meetings would be Rs. 20,000 per meeting, except in the case of meetings of the Investors’ Grievance (Share) Committee, for which the sitting fees are Rs. 10,000 per meeting. We reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. Stock options have not been granted to Non-Executive Directors.

Mr. C.M. Vasudev, Chairman, was paid remuneration of Rs. 1.5 million during fiscal 2011. Mr. C.M Vasudev is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2011 to Mr. Aditya Puri, Managing Director and Mr. Harish Engineer and Mr. Paresh Sukthankar, Executive Directors, in Rupees (except stock option amounts) are as follows:

Particulars	Aditya Puri	Harish Engineer	Paresh Sukthankar
Basic	15,000,000	7,776,000	7,776,000
Allowances	10,818,810	6,832,760	6,624,162
Provident Fund	1,800,000	933,120	933,120
Superannuation	2,250,000	1,166,400	1,166,400
Performance Bonus	9,269,931	5,152,461	5,152,461
Number of Stock Options granted during the year	450,000	300,000	300,000

The Bank provides for gratuity in the form of a lump-sum payment on retirement or on death while in employment or on termination of employment of an amount equivalent to 15 days basic salary payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies for amounts notified by the said insurance companies. The Bank accounts for the liability for future gratuity benefits based on an independent external actuarial valuation carried out annually. Perquisites (evaluated as per Income Tax Rules wherever applicable and at actual cost to the Bank otherwise) such as the benefit of furnished accommodation, gas, electricity, water and furnishings, club fees, personal accident insurance, use of car and telephone at residence, medical reimbursement, leave and leave travel concession and retirement benefits such as provident fund, super-annuation and gratuity are also provided.

The details of sitting fees paid to Non-Executive Directors during fiscal 2011 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mr. C. M. Vasudev	480,000
Mrs. Renu Karnad[1]	140,000
Mr. Ashim Samanta	630,000
Dr. Pandit Palande	540,000
Mr. Partho Datta	200,000
Mr. Bobby Parikh	100,000
Mr. A. N. Roy	40,000
Mr. Jagdish Capoor[2]	210,000
Mr. Gautam Divan[3]	310,000
Mr. Arvind Pande[4]	320,000
Mr. Keki Mistry[5]	520,000

[1]	Up to July 16, 2010 and post re-appointment on January 27, 2011 up to May 7, 2010
[2]	Up to July 05, 2010
[3]	Up to July 21, 2010
[4]	Up to January 14, 2011
[5]	Up to March 26, 2011

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 6.0 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.5 million per month are given in the Annexure to the Directors’ Report in terms of the provisions of Section 217 (2A) of the Indian Companies Act, 1956. Section 219 (1) (iv) of the Indian Companies Act, 1956 provides that the Annexure need not be circulated to shareholders. Any shareholder wishing to obtain the details of remuneration may write to the Bank and obtain a copy of the Annexure to the Directors’ Report.

We granted 2.2 million stock options to members of our senior management (other than our Managing Director and Executive Directors) during fiscal 2011.

Other than our Chairman, Managing Director and Executive Directors, none of our directors has a service contract with us.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course within the Bank’s scheme, as is the case with employees of the Bank. This is within the provisions of local regulations.

Name	Largest amount outstanding since March 31, 2010	Amount outstanding as of March 31, 2011	Interest rate as of March 31, 2011	Nature of Loan
	(Rs. in millions)	(Rs. in millions)	(%)
Aditya Puri	5.00	5.00	11.00	Housing loan
Harish Engineer	2.30	2.30	11.00	Housing loan

Abhay Aima	6.75	6.62	11.00	Housing loan
Anil Jaggia	20.00	20.00	11.00	Housing loan
Ashish Parthasarthy	6.78	6.71	11.00	Housing loan
G. Subramanian	2.87	2.41	11.00	Housing loan
Kaizad Bharucha	4.70	4.64	11.00	Housing loan
Jimmy Tata	0.25	—	5.00	Personal loan

Bhavesh Zaveri	0.48	0.39	5.00	Personal loan

Navin Puri	4.40	4.26	11.00	Housing loan
	0.60	0.44	5.00	Personal loan
Rahul N Bhagat	6.93	6.87	11.00	Housing loan
Rajan Ananthanarayan	3.88	3.64	11.00	Housing loan
Pralay Mondal	6.68	6.60	11.00	Housing loan
Sashi Jagdishan	6.63	6.53	11.00	Housing loan

Employees Stock Options

Our shareholders approved plan ‘A-(year 2000)’ in January 2000, plan ‘B-(year 2003)’ in June 2003, plan ‘C-(year 2005)’ in June 2005 and plan ‘D-(year 2007)’ in June 2007 for the issuance of stock options to employees and directors of the Bank under the Employees Stock Option Schemes (ESOSs), namely ESOS-001 to ESOS-013. Under plan ‘A,’ the option price is set as the average of the daily closing prices on the Bombay Stock Exchange Limited during the 60 days preceding the grant date. Under plan ‘B’, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans ‘C’ and ‘D’, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans several times since January 2000. The options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50% and 50% on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant and options granted under ESOS-16 vest at the rate of 75% and 25% on each of the two successive anniversaries following the date of grant. All the above are subject to standard vesting conditions. In fiscal 2011, 37.4 million equity shares of face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 74.8 million and the share premium by Rs. 82.1 million. As of March 31, 2011, 95.8 million options convertible to equity shares of Rs. 2.0 each were outstanding.

On acquisition of CBoP, all options granted to the employees of CBoP and outstanding as on the effective date were converted in the swap ratio of one option of HDFC Bank for every 29 options of CBoP. Correspondingly, the exercise price of the converted options was determined based on the exercise price originally stipulated by CBoP multiplied by 29. These options are exercisable within a period of 5 years from the date of vesting. Key options were granted at an exercise price, which was less than the then market price of the shares of CBoP. General options were granted at the market price. The market price was the latest available closing price, prior to the date of the meeting of the Compensation Committee of the Board of CBoP in which options were granted or shares issued, on the Indian stock exchanges on which CBoP was listed. As the shares of the CBoP were listed on more than one stock exchange, the closing price on the stock exchange where trading volume on said date was the highest was considered.

Other Compensation

All employees, including our Managing Director, Executive Directors and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level or above, including our Managing Director. Our gratuity fund, required to be paid to an employee post completion of minimum 5 years of continuous service under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination / resignation of employment, pays a lump sum equivalent to 15 days basic salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13.0% (15.0% for the Managing Director) of the eligible employee’s annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both we and the employee contribute monthly at a determined rate (currently 12.0% of the employee’s basic salary). Of this, the Bank contributes an amount (currently 8.33% of the lower of Rs. 6,500 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund we set up which is administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2011. Based on this evaluation, our Principal Executive Officer and our Principal Financial Officer, have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective.

Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2011, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions about required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2011.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements and (2) the effectiveness of our internal control over financial reporting as of March 31, 2011.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could materially or are reasonably likely to materially affect these controls during the period covered by this report.

Audit and Compliance Committee Financial Expert

Mr. Partho Datta is the audit committee financial expert as defined in Item 401(h) of Regulation S-K and is independent pursuant to applicable Commission rules.

Code of Ethics

We have a written code of ethics applicable to the Managing Director (Chief Executive Officer), the Chief Financial Officer and members of our senior management. We believe the code constitutes a ‘code of ethics’ as defined in Item 16B of Form 20-F. We will provide a copy of such code of ethics to any person without charge upon request. Requests may be made by writing to investor.helpdesk@hdfcbank.com.

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

	Fiscal Year Ended
Type of Services	March 31, 2010		March 31, 2011		Description of Services
	(in millions)
Audit services	Rs.	26.0	Rs.	33.5	Audit of financial statements
Audit-related services		—		—	Services related to review of financial statements and due diligence
Tax services		—		—	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		1.2		0.6	Special audit/other advisory services

Total	Rs.	27.2	Rs.	34.1

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

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Indian Companies Act, 1956, and our equity shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of the Securities and Exchange Board of India (“SEBI”) and the requirements of the listing agreements entered into with the Indian stock exchanges (“Listing Agreement”). We also have American Depository Shares (ADSs) listed on the New York Stock Exchange LLC (the “NYSE”).

Companies listed on the NYSE must comply with certain standards of corporate governance set forth in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers, as the term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 (“Exchange Act”), are permitted to follow home country practices in lieu of the provisions of this Section 303A, except that foreign private issuers are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE’s Listed Company Manual. As per these requirements, a foreign private issuer must:

1.	Establish an independent audit committee that has specified responsibilities and authority. [NYSE Listed Company Manual Section 303A.06];

2.	Provide prompt written notice by its chief executive officer if any executive officer becomes aware of any non-compliance with any applicable corporate governance rules. [NYSE Listed Company Manual Section 303A.12(b)] ;

3.	Provide to the NYSE annual written affirmations with respect to its corporate governance practices, and interim written affirmations in the event of a change to the board or a board committee. [NYSE Listed Company Manual Section 303A.12(c)] ; and

4.	Include a statement of significant differences between its corporate governance practices and those followed by U.S. companies in the annual report of the foreign private issuer. [NYSE Listed Company Manual Section 303A.11].

In a few cases, the Indian corporate governance rules under Clause 49 of the Listing Agreement differ from those in the NYSE’s Listed Company Manual as summarized below:

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per Listing Agreements with Indian Stock Exchange(s)
Board of Directors (“Board”)

An NYSE listed company needs to have a majority of independent directors. [NYSE Listed Company Manual Section 303A.01]	The board of an Indian stock exchange listed company needs to have an optimum combination of executive and non-executive directors, with not less than 50% of the directors being non-executive directors.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined they are independent. [NYSE Listed Company Manual Section 303A.02]	If the chairman of the board of directors is a non-executive director of the company, at least one third of the directors must be independent. If the chairman is an executive director, at least half of the directors must be independent. However, if the non-executive chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or one level below the Board, at least half of the directors on the Board of the company must be independent.

The definition of the term “independent director” is different and is set out in Clause 49 (I)(A)(iii) of the Listing Agreement.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	There is no requirement for such sessions.

Nominating/Corporate Governance Committee

An NYSE listed Company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	An Indian stock exchange listed company may, but is not required to, have a nomination committee, and if it does, the committee need not be comprised entirely of independent directors.

The nominating / corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	If an Indian stock exchange listed company has a nomination committee, it is not required to have a charter for that committee. The performance evaluation of non-executive directors can be done by a peer group comprised of the entire board of directors, excluding the director being evaluated.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.05]	As per a non-mandatory Indian requirement, Indian stock exchange listed companies are encouraged to establish a compensation/remuneration committee to determine on behalf of the board and the shareholders the company’s policy on specific remuneration packages for executive directors, including compensation and pension rights. To avoid conflicts of interest, it is a non-mandatory requirement that any compensation committee may consist of at least three non-executive directors. It is also a non-mandatory requirement that the chairman of any compensation committee may be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]	Any compensation committee may, but is not required to, have a charter. The annual corporate governance report of an Indian stock exchange listed company generally provides details of remuneration, including brief details of the remuneration policy of the company and any compensation committee’s agreed terms of reference.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Section 303A.06 and 303A.07]	An Indian stock exchange listed company must have a qualified and independent audit committee comprised of at least three members with certain specified powers and roles. At least 2/3 of the members must be independent and all members must be financially literate and at least one member must have accounting or related financial management expertise. The chairman of the committee must be an independent director.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07].	The audit committee is not required to have a written charter. However, in the Listing Agreement, Clause 49C sets out the powers of the audit committee, Clause 49D sets forth the required roles of the audit committee and Clause 49E sets out the information which should mandatorily be reviewed by the audit committee.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]	Although an internal audit function is not required, one of the roles of the audit committee is “reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.” All internal audit reports relating to internal control weaknesses of the company must be reviewed by the audit committee. Also, the appointment, removal and terms of remuneration of the chief internal auditor are subject to review by the audit committee. Therefore, an Indian stock exchange listed company is required to conduct an internal audit and to have a department to conduct the internal audit.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	There is no such requirement under Clause 49 of the Listing Agreement for equity compensation and material revisions thereto. However, there is a requirement of shareholders approval for the same under the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.
Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	There is no such mandatory requirement to adopt corporate governance guidelines. An Indian stock exchange listed company has to comply with all the requirements prescribed under Clause 49 of the Listing Agreement.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	An Indian stock exchange listed company needs to adopt a code of conduct / ethics applicable to all members of the board of directors and senior management one level below the board. The company’s annual report must contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct. The company’s annual report and quarterly compliance report on corporate governance must disclose any non-compliance with the code by the board members and senior management.

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2011 by:

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

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. The number of issued and subscribed equity shares increased to 2,326,128,420 shares of par value Rs.2.0 each. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. 1 ADS continues to represent 3 shares.

We were founded by HDFC Limited, a housing finance company in India. As of March 31, 2011, HDFC Limited, together with its subsidiaries, held an aggregate of 23.35% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	543,216,100	23.35%
Life Insurance Corporation of India	153,438,405	6.60%
Directors	6,584,315	0.28%

The ADSs are represented by underlying equity shares. As on March 31, 2011, Indian equity shares numbering 393,561,330 represent the ADSs and constitute 16.92% of the Bank’s capital. In our books only, the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions we have engaged in with our promoter and principal shareholder, HDFC Limited and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. Figures herein reflecting our equity interests exclude shares held by our employees welfare trust, established for the benefit of our employees.

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

Housing Development Finance Corporation Limited (“HDFC Limited”)

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited agrees to provide us the right to buy back 70% of the home loans sourced and disbursed pursuant to services rendered by us. During fiscal 2011, we purchased AAA-rated home loans aggregating to Rs. 43,789.7 million from HDFC Limited, under the above arrangement some of which qualified as priority sector advances. We earned Rs. 807.2 million from HDFC Limited in fiscal 2011 as fees for selling these loans and other services rendered. An amount of Rs. 82.9 million was receivable from HDFC Limited as of March 31, 2011.

Property

We have facilities located on seven properties owned or leased by HDFC Limited. In fiscal 2011, we paid an aggregate of Rs. 17.3 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2011, HDFC Limited held a deposit of Rs. 1.5 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2011 was Rs. 2,500.0 million and Rs. 65.8 million, respectively.

We paid a dividend of Rs. 943.7 million to HDFC Limited and its subsidiaries during fiscal 2011, as proposed in the previous fiscal.

HDFC Standard Life Insurance Company Ltd (“HDFC Standard Life”)

In fiscal 2011, we paid HDFC Standard Life Rs. 204.7 million as our contribution towards superannuation in respect of our employees. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 6,696.4 million for the sale of insurance policies and other services. As of March 31, 2011, commissions amounting to Rs. 384.0 million were receivable from HDFC Standard Life.

HDFC Asset Management Company Ltd (“HDFC AMC”)

During fiscal 2011, we earned Rs. 468.7 million as fees from HDFC AMC for distribution of units of mutual funds and other services rendered.

HDFC Ergo General Insurance Company Ltd. (“HDFC Ergo”) (formerly HDFC Chubb General Insurance Company Ltd.)

We paid Rs. 108.1 million to HDFC Ergo towards insurance premium in fiscal 2011. A deposit of Rs. 3.4 million was kept with HDFC Ergo as of March 31, 2011. During fiscal 2011, we received Rs. 779.9 million for the sale of insurance policies and other services rendered. As of March 31, 2011, an amount of Rs. 147.4 million was receivable from HDFC Ergo.

Salisbury Investments Private Ltd (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2011, we paid rent of Rs. 6.6 million for the residential accommodation of our Managing Director to Salisbury Investments in which the relatives of the Managing Director hold a stake. The value of the security deposit and rent is based on an assessment by an independent professional property valuation expert.

International Asset Reconstruction Co. Ltd. (“IARCL”)

IARCL was an associate of CBoP due to the latter’s investment in the said Company, which we took over on the acquisition of CBoP. As of March 31, 2011, the book value of our investment in the equity and in cumulative compulsory convertible preference shares of IARCL was Rs. 135.2 million and Rs. 176.5 million, respectively. We have an investment of Rs. 88.1 million in security receipts issued by IARCL as of March 31, 2011. During the year, the Bank sold certain non-performing assets to IARCL for a sale consideration of Rs. 107.5 million. During the year ended March 31, 2011, we received Rs. 3.6 million towards services rendered to IARCL.

Centillion Solutions and Services (P) Ltd. (“Centillion”)

Centillion was an associate of CBoP due to the latter’s investment in the said Company, which we took over on the acquisition of CBoP. As of March 31, 2011, the book value of our investment in Centillion was Rs. 1.5 million. For the year ended March 31, 2011, we incurred expenses of Rs. 15.1 million towards payment of back-office processing services and other processing costs.

Key Management Personnel and Their Relatives

In fiscal 2011, we paid a total remuneration of Rs. 132.6 million to Mr. Aditya Puri, our managing director, and to Mr. Harish Engineer and Mr. Paresh Sukthankar, who are our whole time executive directors. Remuneration includes the taxable value of perquisites as defined under the Indian Income Tax Rules. In the same fiscal year, we paid Rs. 3.0 million and Rs. 3.0 million to Mr. Harish Engineer and Mr. Paresh Sukthankar respectively as rent for their residential accommodation. As of March 31, 2011, the outstanding balances of the security deposits we had given to Mr. Harish Engineer, his relatives and Mr. Paresh Sukthankar were Rs. 7.2 million, Rs. 7.8 million and Rs. 15.0 million, respectively. As of March 31, 2011, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Harish Engineer were Rs. 5.0 million and Rs. 2.3 million, respectively. We also earned interest income amounting to Rs. 0.4 million on the above loans in fiscal 2011.

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

It is unclear whether capital gains derived from the sale of Rights by a non-resident investor to another non-resident investor will be subject to tax liability in India. This would depend on the view taken by Indian tax authorities with respect to the status of the Rights being offered under the ADSs. If such Rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such Rights, will be subject to Indian taxation. The capital gains realized on the sale of such Rights, which will generally be in the nature of short-term capital gains, will be subject to tax at variable rates with a maximum of 40.0% excluding the applicable surcharge at the rate of 2.5% and add-on tax at the rate of 3.0%, in case of a foreign company and 30.0% excluding the applicable surcharge and add-on tax in case of resident employees and non-resident individuals with taxable income over Rs. 0.25 million.

Taxation of Capital Gains in Relation to Equity Shares Received Upon Conversion or in Exchange for ADSs

Capital gains realized by a non-resident investor on the transfer of the equity shares received upon conversion of the ADSs (whether in India or outside India to a non-resident investor) will be subject to income tax under the provisions of the Indian Income Tax Act.

Under the Indian Income Tax Act capital gains can be of two types, long-term capital gains or short-term capital gains. Normally, gains arising on sale of capital assets held for more than 36 months are considered as long-term capital gains and gains arising on sale of capital assets held for less than 36 months are considered short-term capital gains. Tax on long-term and short-term capital gains, if payable, shall be paid by the transferor.

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

A “Non-U.S. Holder” is a beneficial owner of equity shares or ADSs that is neither a U.S. Holder nor a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes.

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

Distributions on Equity Shares or ADSs

Cash distributions made by us to a U.S. Holder with respect to equity shares or ADSs (including amounts withheld in respect of any Indian withholding taxes) generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our equity shares or ADSs will generally pay tax on such dividends received before 2013 at a maximum rate of 15.0%, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a passive foreign investment company (as discussed below), or foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the equity shares or ADSs for more than one year. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

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

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets”, including stock of a non-U.S. corporation owned directly, with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 may be required to file an information report with respect to such assets with their tax returns. U.S. Holders that are individuals are encouraged to consult their tax advisors regarding the application of this legislation to their ownership of our equity shares or ADSs.

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

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act 1949 (‘Banking Regulation Act’). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 (the ‘SARFAESI Act’) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP.

RBI Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that certain conditions are complied with, including (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that public interest will be served if a license is granted to the bank. The RBI can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision, under the chairmanship of its Governor. This Board is assisted by the Department of Financial Supervision of the RBI in supervising commercial banks and financial institutions. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Proposal for entry of new banks in the private sector

On August 29, 2011, the RBI released draft guidelines for licensing of new banks in the private sector. The key items covered under these draft guidelines are as follows: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; vi) business model. The RBI has called for wider comments and feedback from relevant stakeholders and the public. Final guidelines will be issued and the process of inviting applications for setting up new banks will be initiated after the RBI has received feedback, comments and suggestions on the draft guidelines, and after certain amendments to the Banking Regulation Act are in place.

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

The RBI issued a master circular on July 1, 2009 incorporating the instructions and guidelines issued to banks on branch authorization. Pursuant to the master circular, the process by which the RBI authorized the opening of individual branches on a case-by-case basis was replaced by a system of aggregated approvals on an annual basis. The RBI discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose has been defined to also include extension counters, offsite ATMs, administrative offices, credit card centers, controlling offices and back offices. The RBI also permits scheduled commercial banks to install off-site ATMs at centers/places identified by them, without having the need to get permission from the RBI in each case. This would, however, be subject to any direction which the RBI may issue, including for closure/shifting of any such off-site ATMs, wherever considered necessary. Banks need to report full details of the off-site ATMs installed by them in terms of the above general permission.

While processing authorization requests, the RBI gives importance to the nature and scope of banking services, particularly in under-banked areas, actual credit flow to priority sectors, pricing of products, overall efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of corporate governance, risk management and relationships with subsidiaries and affiliates.

Under the existing branch licensing policy the RBI has given a general permission to scheduled commercial banks (other than regional rural banks) to open branches in locations having a population lower than 50,000 and, in the case of the north eastern states of India, including the state of Sikkim, without having the need to obtain prior approvals. Banks are directed to report full details of the branches opened in terms of the above general permission.

Capital Adequacy Requirements

The RBI issued guidelines for the implementation of the New Capital Adequacy Framework (Basel II). In order to maintain consistency and harmony with international standards, banks were advised to adopt the Standardised Approach for Credit Risk and Basic Indicator Approach for Operational Risk with effect for us from March 31, 2009.

Under these guidelines, we are required to maintain a minimum ratio of capital to risk-adjusted assets and off-balance sheet items of 9%, at least 6% of which must be Tier I capital. We are also required to ensure that our Basel II minimum capital requirement continues to be higher than the prudential floor of 80% of the minimum capital requirement computed as per the Basel I framework for credit and market risks.

The capital funds of a bank are classified into Tier I and Tier II capital. Tier I capital provides the most permanent and readily available support against unexpected losses. It is comprised of paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserves pursuant to the Indian Income Tax Act, innovative perpetual debt instruments eligible for inclusion as Tier I capital, perpetual non-cumulative preference shares (not exceeding 40.0% of Tier I capital) as reduced by equity investments in financial subsidiaries, intangible assets, deferred tax assets, gaps in provisioning and losses in the current period and those brought forward from the previous period (subject to the provisions of the RBI master circular dated July 1, 2011 on Prudential Guidelines on Capital Adequacy and Market Discipline- New Capital Adequacy Framework). The RBI has permitted banks to issue perpetual debt with a call option after not less than ten years, to be exercised with its prior approval for inclusion in Tier I capital up to a maximum of 15.0% of total Tier I capital as on March 31 of the previous financial year. In July 2006, the RBI issued guidelines permitting the issuance of Tier I debt instruments denominated in foreign currencies without its prior approval, subject to compliance with certain requirements.

Tier II capital consists of revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder) and subordinated debt with an initial maturity of not less than five years. Any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered as Tier II capital cannot exceed 50% of Tier I capital and innovative perpetual debt instruments (in excess of 15.0% of Tier I capital). Banks are also permitted to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with the prior approval of the RBI, for inclusion in Tier II capital as upper Tier II debt. Tier II debt instruments may be denominated in foreign currencies subject to limits prescribed by the RBI.

Risk adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk weighted assets of credit risk, market risk and operational risk.

In respect of credit risk, the risk-adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance sheet items. Standby letters of credit and general guarantees are treated similar to funded exposures and are subject to a 100.0% credit conversion factor. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0% while that for short-term self liquidating trade related contingencies such as documentary credits collateralized by the underlying shipments is 20.0%. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0% or 50.0%, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.

The risk weight for residential mortgage loans of less than Rs. 3 million with loan-to-value ratios of up to 75.0% is 50.0% and for loans with values of more than Rs. 3 million but less than Rs.7.5 million with loan-to-value ratios up to 75.0% is 75.0%. For mortgage loans below Rs. 7.5 million with loan-to-values greater than 75.0% the risk weight is 100.0%. The risk weight of residential mortgage loans of Rs.7.5 million and above, irrespective of the loan to value ratio, is 125.0%. Consumer credit and advances that are included in our capital market exposure carry a risk weight of 125.0% or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150.0%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

A capital charge for operational risk equal to the average of 15.0% of the sum of a bank’s annual gross income (excluding extraordinary income) for the previous three years, where positive, has been prescribed.

Banks are required to maintain a capital charge for market risks on their trading books in respect of securities included under the held-for-trading and available-for-sale categories, open positions in bullion, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures.

Banks may migrate to the advanced approaches for capital computation under Basel II in respect of credit risk, market risk and operational risk subject to obtaining the RBI’s prior approval.

Loan Loss Provisions and Non-Performing Assets

In April 1992, the RBI issued formal guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with US GAAP, loan loss provision is made in accordance with ASC 310 and as described under “Management’s Discussion and Analysis” and under the “Summary of Significant Accounting Policies”. The principal features of the RBI guidelines are set forth below.

Non-Performing Assets

An asset, including a leased asset, becomes non-performing once it ceases to generate income for the bank.

The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (‘NPA’). An NPA is a loan or an advance where:

•

interest and/or an installment of principal remains overdue for a period of more than 90 days in respect of a term loan, any amount due to the bank under any credit facility is ‘overdue’ if it is not paid on the due date fixed by the bank;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit for more than ninety days;

•	the bill remains overdue for a period of more than ninety days in the case of bills purchased and discounted;

•	in the case of a loan granted for short duration crops, if the installments of principal or interest thereon remain overdue for two crop seasons;

•	in the case of a loan granted for long duration crops, if the installments of principal or interest thereon remain overdue for one crop season;

•

the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitization transactions undertaken in accordance with the RBI guidelines on securitization issued on February 1, 2006; or

•

in respect of derivative transactions, the overdue receivables representing the positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment.

Banks should classify an account as an NPA only if the interest imposed during any quarter is not fully repaid within ninety days from the end of the relevant quarter.

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

Asset Classification

Banks are required to classify NPAs into the following three categories:

Substandard Assets: Assets that are non-performing for a period not exceeding 12 months. In such cases, the current net worth of the borrower/guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well defined credit weaknesses that jeopardize the liquidation of the debt and is characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

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

Loss Assets: Assets on which losses have been identified by the bank or internal or external auditors or on inspection by the RBI, but the amount has not been written off fully. Such an asset is considered uncollectable and of such little value that its continuance as a bankable asset is not warranted, although there may be some bankable value.

There are separate guidelines for projects under implementation which will apply before the commencement of commercial operation.

Restructured Assets

The RBI has issued prudential guidelines on the restructuring of advances by banks, in particular. The guidelines essentially deal with the norms/conditions the fulfillment of which is required to maintain the category of the restructured account as a “standard asset”. A fully secured standard asset can be restructured by rescheduling principal repayments and/or the interest element, subject to compliance with certain conditions, but must be separately disclosed as a restructured asset. The amount of sacrifice, if any, in the element of interest, measured in present value terms, is required to be provided for.

The following categories of advances are not eligible for being classified as a standard asset upon restructuring: (a) consumer and personal advances; (b) advances classified as capital market exposures, and (c) advances classified as commercial real estate exposures.

The criteria to be fulfilled for the restructured advance to be treated as a “standard asset” includes the viability of the business, infusion of promoters’ contribution, full security coverage, and cap on maximum tenor of repayment. The economic loss, if any, arising as a result of restructuring needs to be provided for in the books of the bank. The provision is computed as the difference between the fair value of the account before and after restructuring.

Similar guidelines apply to sub-standard assets. Sub-standard accounts which have been subjected to restructuring, whether in respect of a principal installment or interest amount, are eligible to be upgraded to the standard category only after the specified period, i.e. a period of one year after the date when the first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period.

Corporate Debt Restructuring Mechanism

The RBI has devised a corporate debt restructuring system to put in place an institutional mechanism for the restructuring of corporate debt. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporates that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

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

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

Banks are required to make general provisions for standard assets for the funded outstanding on a global portfolio basis. These provisions which are in the range of 0.25% to 1.00% on the outstanding loans are required and are based on the type of exposure. Provisions for housing loans at teaser rates would be 2.00% and will reduce to 0.40% after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard.

Derivative exposures, such as credit exposures computed as per the current marked to market value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold shall also attract the provisioning requirement applicable to the loan assets in the standard category, of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.

Sub-Standard Assets

A general provision of 15.0% on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India (ECGC) guarantee cover and securities available. The unsecured exposures which are identified as sub-standard would be subject to an additional provision of 10.0% (i.e. a total of 25.0% on the outstanding balance). However, unsecured loans classified as sub-standard, where certain safeguards such as escrow accounts are available, will attract an additional provision of 5.0% (i.e. a total of 20.0% on the outstanding balance).

Unsecured exposure is defined as an exposure where the realizable value of security, as assessed by the bank, approved valuers and the RBI’s inspecting officers, is not more than 10.0%, ab-initio, of the outstanding exposure. Exposure shall include all funded and non-funded exposures (including underwriting and similar commitments). Security will mean tangible security properly discharged to the bank and will not include intangible securities such as guarantees and comfort letters.

Doubtful Assets

A 100.0% provision is made against the unsecured portion of the doubtful asset. The value assigned to the collateral securing a loan is the realizable value determined by third party appraisers. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 25.0% to 100.0% provision is required to be made against the secured asset as follows:

•	Up to one year: 25.0% provision.

•	One to three years: 40.0% provision.

•	More than three years: 100.0% provision.

Loss Assets

The entire asset is required to be written off or provided for.

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The standards state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions in impaired accounts after obtaining approval from the bank’s board of directors and with the prior permission of the RBI. Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets. We have elected to treat floating provisions as part of Tier II capital. Further, floating provisions would not include specific voluntary provisions made by banks for advances at rates which are higher than the stipulated rates and consistently adopted from year to year.

Prudential Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, the RBI has mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital), and ensure that their total Provisioning Coverage Ratio (PCR), including the above floating provisions, is not less than 70.0%. The surplus of provisions under the PCR vis-à-vis that required as per prudential specific provisioning norms is styled as a counter-cyclical buffer.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. These assets are to be sold on a “non-recourse” basis only. A bank may sell a standard asset only if (i) the borrower has a consortium or multiple banking arrangements; (ii) at least 75.0% by value of the total loans to the borrower are classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. Whilst each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Guidelines on Sale and Purchase of NPAs amongst banks, financial institutions and non-banking financial institutions.

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, the RBI had issued guidelines for the purchase/sale of NPAs among banks, financial institutions and non-banking finance companies in July 2005. In terms of these guidelines, banks’ boards are required to lay down policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller and on a cash basis, with the entire consideration being paid up-front. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the NPA on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

Guidelines on Sale of Standard Assets

The RBI issued guidelines for the securitization of standard assets in February 2006. The guidelines provide that for a transaction to be treated as a securitization, a two stage process must be followed. In the first stage there must be sale of single asset or pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) in return for immediate cash payment and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the asset or pool of assets to third party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitization structure, the isolation of assets or ‘true sale’ from the seller or originator to the SPV is an essential prerequisite. Also, an arms-length relationship must be maintained between the originator, the seller and the SPV.

Certain regulatory standards for capital adequacy, valuation, profit and loss on sale of assets, income recognition and provisioning, accounting treatment for securitization transactions and disclosure standards have been prescribed. These are applicable for originators and have prescribed provisions for service providers like: credit enhancers, liquidity support providers and underwriters and investors. Quarterly reporting to the audit sub-committee of the board of directors by originating banks of the securitization transactions has also been prescribed. Apart from banks, these guidelines are also applicable to financial institutions and non-banking financial companies.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern loans made by banks in India. The RBI issues directions covering the loan activities of banks. Major guidelines include norms for bank lending to priority sectors, non-bank financial companies, guidelines on banks’ benchmark lending rates, base rates and norms for loans against shares.

In terms of Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares. A banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors has an interest as a partner, manager, employee or guarantor or any other company (not being a subsidiary of the banking company or a company registered under section 25 of the Companies Act or a Government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner of guarantor. There are certain exceptions in this regard which exclude any transaction which the RBI may specify by general or special order as not being a loan or advance for the purpose of such section. The RBI may, subject to conditions as it may deem fit to impose, exempt any banking company from the restriction on lending to the subsidiary, holding company or any other company in which any of the directors of the banking company is a director, managing agent, manager, employee, guarantor or in which such person holds substantial interest.

In the context of granting greater functional autonomy to banks, effective October 18, 1994, the RBI had decided to remove restrictions on the lending rates of scheduled commercial banks for credit limits of over Rs. 0.2 million. Banks were given the freedom to fix the lending rates for such credit limits subject to the Benchmark Prime Lending Rate (BPLR) and spread guidelines. The BPLR system, however, fell short of its original objective of bringing transparency to lending rates. This was mainly because under the BPLR system, banks could lend below BPLR. Banks have been advised by the RBI to switch over to the system of Base Rate with effect from July 1, 2010. The base rate system is aimed at enhancing transparency in lending rates of banks and enabling better assessment of transmission of the monetary policy. The Base Rate should include all elements of the lending rates that are common across all categories of borrowers. Banks may choose any benchmark to arrive at their Base Rate for a specific tenor that may be disclosed. For loans sanctioned up to June 30, 2010, the BPLR will be applicable. However, for loans sanctioned up to June 30, 2010 which are to be renewed from July 1, 2010, the Base Rate would be applicable.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector are laid down in the RBI Master Circular on Lending to Priority Sector dated July 1, 2011. The priority sector is broadly comprised of agriculture, micro and small enterprises (MSEs), including retail trade, micro credit, education and housing, subject to certain limits. The guidelines take into account the revised definition of MSEs as per the Micro, Small and Medium Enterprises Development Act, 2006.

The priority sector lending targets (40.0% and 32.0% for domestic and foreign banks, respectively) have been linked to the adjusted net bank credit (ANBC) or the credit equivalent amount of off-balance sheet exposures, whichever is higher, as on March 31, of the previous year, as against the previous practice of linking targets to the ongoing net bank credit.

Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC. Indirect lending in excess of 4.5% of ANBC or the credit equivalent amount of off-balance sheet exposures, whichever is higher, will not be reckoned for computing performance under the 18.0% target. However, all agricultural advances under the categories ‘direct’ and ‘indirect’ will be reckoned in computing performance under the overall priority sector target. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporate and institutions) at Rs. 10 million per borrower. One third of loans in excess of Rs. 10 million per borrower would also be considered as direct finance while the remaining two thirds would constitute indirect finance. Advances to weaker sections are required to be 10.0% of adjusted net bank credit, 1.0% of the previous year’s net bank credit is required to be lent under the Differential Rate of Interest Scheme. Under the revised guidelines loans up to Rs. 2.5 million per borrower under housing finance, excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. In addition, fresh investments made by banks with National Bank for Agriculture and Rural Development (‘NABARD’) in lieu of non-achievement of priority sector lending targets are no longer eligible to be considered as indirect finance subsequent to the fiscal year 2007. The investments that existed as of March 31, 2007 were eligible for classification as indirect agriculture finance until March 31, 2010 or the date of maturity whichever was earlier.

Domestic scheduled commercial banks having a shortfall in lending to priority sector targets are allocated amounts for contribution to the Rural Infrastructure Development Fund established with NABARD or funds with other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contribution to these schemes, periods of deposits, among other things, is fixed by the RBI from time to time.

Export Credit

The RBI also requires banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to internationally competitive financing options. Banks have been advised to reach a level of outstanding export credit equivalent to 12.0% of their adjusted net bank credit. We provide export credit for pre-shipment and post-shipment requirements of exporters in Rupees as well as foreign currencies.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the RBI has advised banks to fix limits on their exposure to specific industry or sectors and has prescribed regulatory limits on banks’ exposure to individual borrowers and borrower groups. In addition, banks are also required to observe certain statutory and regulatory exposure limits in respect of advances against or investments in shares, convertible debentures or bonds, units of equity-oriented mutual funds and all exposures to venture capital funds (VCFs).

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of the bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of the bank. The capital funds for this purpose comprise of Tier I and Tier II capital as defined under the capital adequacy standards. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of exposure to a borrower by a further 5.0% of capital funds. With effect from May 29, 2008, the RBI revised the prudential limit to 25.0% of capital funds in respect of a bank’s exposure to oil companies to whom specified oil bonds have been issued by the Government of India. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where they had exceeded the prudential exposure limits during the year.

The exposure (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC or NBFC-asset financing companies (AFC) should not exceed 10.0% or 15.0% respectively, of the bank’s capital funds as per its last audited balance sheet. Banks may however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0%, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Exposure of a bank to infrastructure finance companies (IFC) should not exceed 15.0% of its capital funds as per its last audited balance sheet, with a provision to increase it to 20.0% if the same is on account of funds on-lent by the IFC to the infrastructure sector. Further, all banks may also consider fixing internal limits for their aggregate exposure to all NBFCs put together.

Exposure includes credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). The sanctioned limits or outstandings, whichever are higher, would be reckoned for arriving at the exposure limit. However, in the case of fully drawn term loans, where there is no scope for re-drawing of any portion of the sanctioned limit, banks may consider the outstanding as the exposure. For the purpose of exposure norms, banks shall compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the Current Exposure Method. While computing credit exposures banks may exclude ‘sold options’, provided that the entire premium or fee or any other form of income is received or realized.

Credit Exposure is the aggregate of:

•	all types of funded and non-funded credit limits; and

•	facilities extended by way of equipment leasing, hire purchase finance and factoring services.

Apart from limiting exposures to an individual or a group of borrowers, as indicated above, the RBI guidelines also require banks to consider fixing internal limits for aggregate commitments to specific sectors, so that their exposures are evenly spread across various sectors. These limits are subject to a periodic review by banks.

Regulations Relating to Capital Market Exposure Limits

The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.

The aggregate exposure that a bank has to the capital markets in all forms (both fund and non-fund based) should not exceed 40.0% of its net worth (both for the stand-alone and the consolidated bank) as on March 31, of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to VCFs should not exceed 20.0% of its net worth (both for the stand-alone and the consolidated bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets.

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

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security;

•	advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity oriented mutual funds;

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to corporates against the security of shares/bonds/debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•

Underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds. However, with effect from April 16, 2008, banks may exclude their own underwriting commitments, as also the underwriting commitments of their subsidiaries, through the book running process for the purpose of arriving at the capital market exposure of the single bank as well as the consolidated bank;

•	financing to stockbrokers for margin trading; and

•	all exposure to venture capital funds (both registered and unregistered).

Regulations Relating to Other Loan Exposures

The RBI requires banks to have put in place a policy for exposure to real estate with the approval of their boards. The policy is required to include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The RBI has also permitted banks to extend financial assistance to Indian companies for the acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India.

There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0% of its net worth. A bank’s aggregate investment in subordinated bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted up to 10.0% of the investing bank’s capital funds (Tier I plus Tier II capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status will attract a 100.0% risk weight for credit risk for capital adequacy purposes.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (‘non-SLR’) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies as prescribed by the Securities and Exchange Board of India (‘SEBI’). Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0% by an additional 10.0%, provided the investment is on account of investment in securitization papers issued for infrastructure projects and bonds/debentures issued by Securitization Companies (‘SC’) /Reconstruction Companies (‘RCs’) set up under SARFEASI and registered with RBI. Investments in security receipts issued by SCs / RCs registered with RBI, investments in asset-backed securities and mortgage-backed securities, which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines do not cover investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity.

Non-Performing Investments

The RBI has defined non-performing investments as those where principal or interest is unpaid for more than ninety days including preference shares where a fixed dividend is not paid or declared. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested will also render those equity shares non-performing investments. If any credit facility availed of by the issuer is an NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as a Non-Performing Investment (‘NPI’) and vice versa. However, if only preference shares have been classified as NPI, the investment in any of the other performing securities issued by the same issuer may not be classified as NPI and any performing credit given to that borrower need not be treated as NPA.

Restrictions on Investments in a Single Company

In terms of Section 19(2) of the Banking Regulation Act, no banking company should hold shares in any company except as provided in sub-section (1) of that act, whether as pledgee, mortgagee or absolute owner of an amount exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is lower. Further in terms of Section 19(3) of the Banking Regulation Act, banks should not hold shares whether as pledge, mortgagee or absolute owner, in any company in the management of which the managing director any other director or manager of the bank is in any manner concerned or interested.

Cap on Investments in Debt Oriented Mutual Funds

The RBI Annual Policy of 2011-2012 provides that the investment in liquid schemes of debt oriented mutual funds (DoMFs) by banks will be subject to a prudential cap of 10.0% of their net worth as on March 31 of the previous year. However, with a view to ensuring a smooth transition, banks which already have investments in DoMFs in excess of the 10.0% limit will be allowed to comply with this requirement within a period of six months from March 31, 2011.

Limit on Transactions through Individual Brokers

Guidelines issued by the RBI require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The RBI specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should be informed on a half-year basis of such occurrences.

Valuation of Investments

Based on the comments to the Report of the Informal Group on Banks’ Investment Portfolio, the RBI has issued guidelines for the categorization and valuation of banks’ investments. The salient features of the guidelines are given below.

•

Banks are required to classify their entire portfolio of approved securities under three categories: “held for trading,” “available for sale” and “held to maturity.” Banks should decide the category of investment at the time of acquisition. For disclosure in the balance sheet the investments are further classified into six groups—government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries and joint ventures and other investments.

•

Held to maturity investments compulsorily include, recapitalization bonds received from the Government, investments in subsidiaries and joint ventures and investments in bonds and debentures deemed as advances. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 24.0% of the total investment excluding recapitalization of bonds and debentures. In September 2004, the RBI announced that it would set up an internal group to review the investment classification guidelines to align them with international practices and the current state of risk management practices in India, taking into account the unique requirement applicable to banks in India of maintenance of a statutory liquidity ratio equal to 24.0% of their demand and time liabilities. Meanwhile, the RBI has permitted banks to exceed the limit of 24.0% of investments for the held to maturity category provided the excess comprises only statutory liquidity ratio investments and the aggregate of such investments in the held to maturity category do not exceed 24.0% of the demand and time liabilities. The RBI had permitted banks to transfer additional securities to the held to maturity category as a one-time measure during fiscal year 2005, in addition to the transfer permitted under the earlier guidelines. The transfer was to be done at the lower of acquisition cost, book value or market value on the date of transfer.

•

Profit on the sale of investments in the held to maturity category is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•

The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the RBI price list or prices declared by the Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available for sale and held for trading securities.

•

Investments under the held for trading category should be sold within 90 days; in the event of an inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available for sale category, at acquisition cost/book value/market value on the date of transfer whichever is the least.

•	Profit or loss on the sale of investments in both held for trading and available for sale categories is taken in the income statement.

•

Shifting of investments from or to held to maturity may be done with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available for sale is generally not permitted.

Held to maturity securities are not marked to market and are carried at acquisition cost. However, in the case of securities acquired at a premium, the amortization is provided separately.

Available for sale and held for trading securities are valued at market or fair value as at the balance sheet date. Depreciation or appreciation for each basket within the available for sale and held for trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, whilst net depreciation is provided for.

Investments in security receipts or pass through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies should be valued at the net asset value announced periodically by the asset reconstruction company based on the valuation of the underlying assets.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except short selling of central government securities subject to stipulated conditions. The RBI has permitted scheduled commercial banks to undertake short sales of central government securities, subject to the short position being covered within a maximum period of five trading days, including the day of trade. The short positions shall be covered only by an outright purchase of an equivalent amount of the same security.

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, banks are not permitted to pay interest on current account deposits. Further, banks must pay interest of 4.0% per annum on rupee denominated savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted by the RBI to pay an additional interest of 1.0% over the interest payable on deposits from the public. From April 1, 2010, payment of interest is calculated on a daily average basis against the previous practice of interest being payable on the minimum balance held in the account during the period from the tenth day to the last calendar day of the month.

Domestic time deposits, non-resident ordinary and non-resident rupee (NRE) accounts have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic deposits of the same maturity subject to the following conditions:

•	time deposits are of Rs. 1.5 million and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

Interest rates on non-resident rupee term deposits of one to three years maturity are linked to the LIBOR/SWAP rates for US dollar of corresponding maturity, the rate of which is prescribed by the RBI from time to time. Interest rates on non-resident rupee savings deposits are the same as the rates applicable to domestic savings deposits. The interest rates for three-year deposits as aforementioned should also be applicable in the case of greater maturity. The changes in interest rates will also apply to non-resident rupee deposits renewed after their present maturity period.

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

The RBI issued a notification in November 2004 prescribing guidelines for Know Your Customer (KYC) and anti money laundering procedures. Banks are required to have a customer acceptance policy laying down explicit criteria for acceptance of customers and defining risk parameters. A profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity.

In August 2005, the RBI simplified the KYC procedure for opening accounts for those persons who intend to keep balances not exceeding Rs. 50,000 in all their accounts taken together and the total credit in all the accounts taken together is not expected to exceed Rs. 100,000 in a year in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged.

In addition to keeping customer information confidential banks must ensure that only information relevant to the perceived risk is collected and that the same is not intrusive in nature. Apart from addressing this concern the fresh guidelines set out in detail the framework to be adopted by banks as regards their customer dealings. The concerns remain substantially the same and are directed towards prevention of financial frauds and money laundering transactions.

In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act, 2002 (the PML Act) which came into effect from July 1, 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.

The PML Act and the rules made thereunder stipulate that banking companies, financial institutions and intermediaries (together, the Institutions) shall maintain a comprehensive record of all their transactions, including the nature and value of such transaction. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, who is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

Banks are advised to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, swift identification of the transactions carried out in these accounts and suitable reporting to the Director, Financial Intelligence Unit (India) (FIU). Banks are required to report to the FIU:

(a)	all cash transactions with a value of more than Rs. 1 million or an equivalent in foreign currency;

(b)	all series of cash transactions integrally connected to each other which have been valued below Rs. 1 million or an equivalent in foreign currency where such series of transactions have taken place within a month and the aggregate value of such transactions exceeds Rs. 1 million;

(c)	all transactions involving receipts by non-profit organizations of values greater than Rs. 1 million or an equivalent in foreign currency;

(d)	all cash transactions where forged or counterfeit currency notes or bank notes have been used and where any forgery of a valuable security or a document has taken place facilitating the transaction; and

(e)	all other suspicious transactions.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act, 1934 and the Banking Regulation Act during fiscal 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (amendment) Act, 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on Cash Reserve Ratio (CRR) and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

i.	Liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act, 1934;

ii.	Credit balances in Asian Clearing Union (US $) Accounts;

iii.	Scheduled commercial banks are not required to include inter-bank term deposits or term borrowing liabilities of original maturities of 15 days and above and up to one year in “liabilities to the banking system”. Similarly banks should exclude their inter-bank assets of term deposits and term lending or original maturity of 15 days and above and up to one year in “assets with the banking system” for the purpose of maintenance of CRR. The interest accrued on these deposits are also exempted from reserve requirements; and

iv.	Demand and time liabilities in respect of the banks Offshore Banking Units.

The CRR is currently at 6.0% and has to be maintained on an average basis for a two-week period and should not fall below 70.0% of the required CRR on any particular day.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time, and is currently at 24.0%. In January 2007, the Government of India issued an ordinance removing the floor of 24.0% on this ratio whilst retaining the upper limit of 40.0%. The RBI Master circular on the Statutory Liquidity Ratio lays down certain liabilities which will not be included in for the calculation of the Statutory Liquidity Ratio.

Regulations on Asset Liability Management

At present, the RBI’s regulations for asset liability management cover, inter alia, the interest rate risk and liquidity risk measurement/reporting framework and prudential limits. Gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date or maturity date. These statements for the domestic assets and liabilities have to be submitted to the RBI on a monthly basis. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has asked banks to manage their asset-liability structure such that the negative liquidity gap in the 1-14 day and 15-28 day time periods does not exceed 20.0% of cash outflows in these time periods. This 20.0% limit on negative gaps was made mandatory with effect from April 1, 2000. In respect of other time periods, up to one year, the RBI has directed banks to lay down internal standards in respect of liquidity gaps.

The RBI fine-tuned the guidelines on ALM in order to make liquidity management by banks more dynamic. Taking into consideration the international practices in this regard, the level of sophistication of banks and the need for a sharper assessment and better liquidity management, it was decided that the 1-14 days time bucket be made more granular by splitting it into three time bands, day 1, 2-7 days and 8-14 days. The gap limits set down for day 1, 2-7 days, 8-14 days and 15-28 days are 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time buckets in order to recognize the cumulative impact on liquidity. In order to recognize the cumulative impact on liquidity, banks were also advised to undertake dynamic liquidity management and prepare the statement of structural liquidity on a daily basis. In the absence of a fully networked environment, banks were allowed to compile the statement on best available data coverage initially but were advised to make conscious efforts to attain 100.0% data coverage in a timely manner. The statement of structural liquidity was required to be reported to the RBI, once a month, as on the third Wednesday of every month. The frequency of supervisory reporting of the structural liquidity position was increased to fortnightly, with effect from April 1, 2008. Banks are now required to submit the statement of structural liquidity as on the first and third Wednesday of every month to the RBI.

Foreign Currency Dealership

The RBI has granted us a full-fledged Authorized Dealers’ License to deal in foreign exchange through our designated branches. Under this license, we have been granted permission to: engage in foreign exchange transactions in all currencies; open and maintain foreign currency accounts abroad; raise foreign currency and rupee-denominated deposits from non-resident Indians; grant foreign currency loans to on-shore and off-shore corporations; open documentary credits; grant import and export loans; handle collection of bills and funds transfer services; issue foreign currency guarantees; and enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents and as permitted under the provisions of the Banking Regulation Act.

Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act, 1999 (“Foreign Exchange Management Act”). As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, (FEDAI) which prescribes the rules relating to the foreign exchange business in India.

We are required to determine our limits on open positions and maturity gaps in accordance with RBI guidelines and within limits approved by the RBI. Further, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All banks are required to monitor the transactions in all non-resident accounts to prevent money laundering. These transactions are governed by the provisions of the Foreign Exchange Management Act, and the PML act.

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

In terms of the guidelines prescribed by the RBI, overseas foreign currency borrowings by banks in India should not exceed 50.0% of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

The following borrowings would continue to be outside the above limit:

1.	overseas borrowing by banks for the purpose of financing export credit subject to certain conditions prescribed by RBI;

2.	capital funds raised or augmented by the issue of Innovative Perpetual Debt Instruments and Debt Capital Instruments in foreign currency;

3.	subordinated debt placed by head offices of foreign banks with their branches in India as Tier II capital; and

4.	any other overseas borrowing with the specific approval of the RBI.

Special Provisions of the Banking Regulation Act

Prohibited Business

Section 6 of the Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 20.0% of the profits of each year before any dividend is declared. If there is an appropriation from the reserve funds or share premium account, the bank is required to report the same to the RBI within 21 days, explaining the circumstances leading to such appropriation. The Government may, on the recommendation of the RBI, exempt a bank from requirements relating to its reserve fund.

Restrictions on Payment of Dividends

The Banking Regulation Act requires that a bank pay dividends on its shares only after all of its capital expenses (including preliminary expenses, organization expenses, share selling commissions, brokerage on public offerings, amounts of losses and any other items of expenditure not represented by tangible assets) have been completely written off. The Government may exempt banks from this provision by issuing a notification on the recommendation of the RBI.

Banks that comply with the following prudential requirements are eligible to declare dividends:

•	capital adequacy ratio must be at least 9.0% for the preceding two completed years and the fiscal year for which the bank proposes to declare a dividend;

•

net non-performing assets must be less than 7.0% of advances in the event a bank does not meet the above capital adequacy norm, but has capital adequacy of at least 9.0% for the fiscal year for which it proposes to declare a dividend and its net non-performing asset ratio is less than 5%;

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

In case the profit for the relevant periods includes any extra-ordinary profits/income, the payout ratio shall be computed after excluding such extra-ordinary items for compliance with the prudential payout ratio.

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulation Act specifies that no shareholder in a banking company can exercise voting rights in a poll in excess of 10.0% of total voting rights of all the shareholders of the banking company. Legislation introduced in the Indian parliament proposes to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company and allow banks to issue preference shares.

Restriction on Transfer of Shares

RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0% or more of its total paid-up capital.

Regulatory Reporting and Examination Procedures

The RBI is empowered under the Banking Regulation Act, to inspect the books of accounts and the other operations of a bank. The RBI monitors prudential parameters at regular intervals. The findings of these inspections are provided to banks, who are required to comply with the actions recommended in order to set right any discrepancies in their operations as contained in the inspection findings within a stipulated time frame. Further banks are required to keep the inspection report confidential as per the instructions issued by the RBI. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited operating results for each quarter;

•	asset quality;

•	concentration of exposures; and

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

The RBI also conducts periodic on-site inspections of matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We have been, and at present are subject to on-site inspection by the RBI at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the findings of the inspection with our management team along with a few members of the Audit Committee of our Board.

The RBI also conducts on-site supervision of selected branches of banks with respect to their general operations and foreign exchange related transactions.

Penalties

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the above Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

Assets to be maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn on/in India and the RBI approved securities, even if the bills and the securities are held outside India) are not less than 75% of its demand and time liabilities in India.

Secrecy Obligations

Banks’ obligations relating to maintaining secrecy arise out of regulatory prescription and also common law principles governing the relationship between them and their customers. Banks cannot disclose any information to third parties except under certain limited and clearly defined circumstances as detailed in the guidelines issued by the RBI.

Subsidiaries and Other Investments

Banks require the prior permission of the RBI to incorporate a subsidiary. Banks are required to maintain an “arms-length” relationship in respect of their subsidiaries and are prohibited from taking actions such as taking undue advantage in borrowing or lending funds, transferring or selling or buying securities at rates other than market rates, giving special consideration for securities transactions, supporting or financing the subsidiary and financing its clients through them when it itself is not able or not permitted to do so. Banks and their subsidiaries have to observe the prudential standards stipulated by the RBI, from time to time, in respect of their underwriting commitments. Pursuant to such prudential standards, banks’ underwriting or the underwriting commitment of their subsidiaries under any single obligation shall not exceed 15.0% of an issue.

Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0% of its paid-up capital and reserves and its aggregate investments in all such companies and financial institutions put together should not exceed 20.0% of its paid-up capital and reserves.

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

Appointment and Remuneration of the Chairman, the Managing Director and Other Directors

Banks require the prior approval of the RBI to appoint their Chairman and Managing Director and any other directors and to fix their remuneration. The RBI is empowered to remove the appointee on the grounds of public interest or the interest of depositors or to ensure the proper management of the bank. Further, the RBI may order meetings of the board of directors of banks to discuss any matter in relation to the bank, appoint observers to these meetings and in general may make changes to the management as it may deem necessary and can also order the convening of a general meeting of the company to elect new directors.

The RBI has issued guidelines relating to salary and other remuneration payable to the chairmen, managing directors and full-time directors of new private sector banks. Pursuant to the guidelines, the RBI has permitted banks to fix the performance bonus payable to the managing director/whole time directors on either of two criteria:

•	up to a maximum of 25% of the salary; or

•	the average bonus paid to officers and employees. The average bonus paid to officers and employees is calculated by dividing the total salary bill by the total bonus paid to them.

The RBI issued draft guidelines on compensation of whole time directors/chief executive officers/risk takers and control function staff of banks. These guidelines lay down compensation policies and require pay to be aligned with prudent risk taking. The draft guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-to-case basis. These guidelines have not yet come into force.

Regulations and Guidelines of the SEBI

SEBI was established in the year 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of its capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, investment banking, etc. and since our equity shares are listed on Indian stock exchanges. These regulations provide for registering with SEBI the functions, responsibilities and the code of conduct applicable for each of these activities.

Foreign Ownership Restriction

Aggregate foreign investment in the Bank from all sources (including from FIIs) cannot exceed 74.0% of our paid-up equity share capital. Shares held by FIIs under portfolio investment schemes through stock exchanges should not exceed 49.0% of our paid-up equity share capital. Further, as per the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0% or more of our paid-up capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares.

Moratorium, Reconstruction and Amalgamation of Banks

The RBI can apply to the Government for the suspension of business by a banking company. The Government, after considering the application of the RBI, may order a moratorium staying commencement of action or proceedings against the relevant banking company for a maximum period of six months. During such period of moratorium, if the RBI is satisfied that: (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, it may prepare a scheme for the reconstruction of the bank or amalgamation of the bank with any other bank. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the RBI would invite suggestions and objections on the draft scheme prior to placing the scheme before the Government for its sanction. The Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993 and the SARFAESI Act. As a bank, we are entitled to certain benefits under the above act which provide for establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under this Act, the procedures for recovery of debt have been simplified and indicative time frames been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The Sick Industrial Companies Act, 1985, provides for reference of “sick” industrial companies, to the BIFR. Under the Act, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The Sick Industrial Companies Act, 1985 has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2004 (the SICA Repeal Act). However, the SICA Repeal Act, which is due to come into force on a date to be notified by the central Government in the official gazette, has not yet been notified. On the repeal becoming effective, the provisions of the Companies Act will apply in relation to “sick” companies, under which the reference must be made to the National Company Law Tribunal, in place of the BIFR.

The SARFAESI Act focuses on improving the rights and simplifying the procedures for enforcement of security interest of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the SARFAESI Act. It also provides the legal framework for the securitization and reconstruction of financial assets.

Credit Information Bureaus

The Parliament of India has enacted the Credit Information Companies (Regulation) Act, 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about persons who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the RBI specifies may access such disclosed credit information.

Regulations governing international branches and representative offices

We have overseas banking branches in Bahrain and Hong Kong and one representative office each in Dubai-UAE and Nairobi-Kenya. Our branch in Bahrain is regulated by the Central Bank of Bahrain, it has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing / administering means of payment. Our branch in Hong Kong is a full service branch and is regulated by the Hong Kong Monetary Authority, the branch is permitted to undertake banking business in that jurisdiction with certain restrictions.

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

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board (‘FIPB’), to regulate all foreign direct investment into India. Foreign Direct Investment (“FDI”) means investment by a non-resident entity/person resident outside India in the equity shares/compulsorily convertible preference shares/ compulsorily convertible debentures of an Indian company under Schedule 1 of the FEM (Transfer or Issue of Security by a Person Outside India) Regulations, 2000. FIPB approval is required for investment in some sectors, including petroleum, defense, public sector banks and asset reconstruction companies. Also, the following investments would require the prior permission of the FIPB:

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

•	investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity;

•	investment by swap of shares; and

•

all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”)), where the Indian company is engaged in the financial services sector. However, as per a Press Note dated February 10, 2006 issued by the Government of India, the prior permission of the FIPB would not be required for transfer of shares from residents to non-residents in the financial services sector in cases where approvals are required from the RBI or the Insurance Regulatory and Development Authority or where the provisions of the Takeover Code apply (both of which will require prior approval of the RBI).

A person residing outside India (other than a citizen of Pakistan) or any entity incorporated outside India (other than an entity incorporated in Pakistan) has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. Further, a citizen of Bangladesh or any entity incorporated in Bangladesh may, with the prior approval of the RBI, purchase shares, convertible debentures or preference shares of an Indian company subject to the prescribed terms and conditions.

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

The government has set up the Foreign Investment Implementation Authority (‘FIIA’), in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate FDI approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

•

Foreign investors may own up to 74.0 % of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0% is permitted under the automatic route and FDI above 49.0% requires prior approval of the FIPB. It includes FDI, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors and also by Non-Resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents.

•

Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. With a view to liberalizing the operational procedures, the government of India’s Ministry of Finance and the RBI have granted a general approval to ADS issues, subject to certain restrictions. However, price of offering is determined by the lead manager of the offering. The issue of ADSs must be made at a price that is not lower than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the two weeks preceding the relevant date. The relevant date is the date of the meeting in which the board of the company or the committee of directors duly authorized by the board of the company decides to open the proposed issue. This pricing requirement will be dispensed with if the ADSs are offered simultaneously with or within 30 days of a domestic offering of equity shares and if the ADSs are priced at or above the price of the domestic offering. Companies contemplating such a simultaneous or immediately follow-on offering must obtain prior approval of SEBI and must make the follow-on offering within 30 days.

•

Under the portfolio investment scheme, foreign institutional investors, subject to registration with SEBI and the RBI, may hold in aggregate up to 24.0% of the paid-up equity capital of a company (including a private sector banking company). Subject to a resolution of the board of directors and a special resolution of the shareholders, this limit may be raised to 49.0% of the total issued capital of a private sector banking company; no single foreign institutional investor may own more than 10.0% of the total issued capital of the company; a corporate or individual sub-account of the foreign institutional investor may not hold more than 5.0% of the total issued capital of a company; a broad-based sub-account may not hold more than 10.0% of the total issued capital of a company and no single Non-Resident Indian may own more than 5.0% of the total issued capital of the company and aggregate limit cannot exceed 10.0% of the total paid up capital. However, Non-Resident Indians holdings can be allowed up to 24.0% of the total paid-up capital provided the banking company passes a special resolution of the shareholders to that effect. In addition, overseas corporate bodies are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

SEBI, through the SEBI (Foreign Institutional Investors) (Amendment) Regulations, 2008, which amended the Foreign Institutional Investors Regulations 1995, has provided that a foreign institutional investor (‘FII’) may issue, deal in or hold offshore derivative instruments such as participatory notes, equity-linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities that are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with the “know your client” requirement. The FII is also required to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity. Further, FII cannot issue offshore derivative instruments with derivatives tradable on any recognized stock exchange in India as the underlying security. Sub-accounts cannot issue offshore derivative instruments. Also, SEBI, has broadened the scope of who can apply in order to be granted a registration and the criteria that would be followed and has stated that a foreign institutional investor shall be responsible and liable for all acts of commission and omission of all its sub-accounts and other deeds and things done by such sub-accounts in their capacity as sub-accounts under these regulations.

Investors in ADSs do not need to seek the specific approval from the government of India to purchase, hold or dispose of their ADSs. In our ADS offering, we obtained the in-principle approval of the relevant stock exchanges for listing of the equity shares underlying the ADSs. We were not required to obtain the prior approval of the FIPB or the RBI. Notwithstanding the foregoing, if a FII, Non-Resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the portfolio investment limitations mentioned above. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by Non-Resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the FDI ownership levels set forth above require the government of India’s approval on a case-by-case basis. Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 15.0% of our total equity, such investor may be required to make a public offer to the remaining shareholders under the Takeover Code.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2011. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on those criteria and our assessment we believe that, as of March 31, 2011, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, Deloitte Haskins & Sells, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

SenapatiBapatMarg,

Lower Parel,

Mumbai 400 013, India.

September 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited:

Mumbai, India

We have audited the Internal Control over Financial Reporting of HDFC Bank Limited and subsidiaries (the “Bank”) as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 of the Bank and our report dated September 30, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

September 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and its subsidiaries (the “Bank”) as of March 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HDFC Bank Limited and its subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 30, 2011 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2011, also comprehended the translation of Indian Rupee amounts into United States dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(y). The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells
Chartered Accountants
Mumbai, India
September 30, 2011

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2010		2011		2011
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	297,558.5	Rs.	288,902.1	US$	6,486.4
Term placements		58,166.3		102,049.4		2,291.2
Investments held for trading, at fair value		28,158.8		38,216.9		858.0
Investments available for sale, at fair value (includes restricted investments of Rs. 384,318.2 and Rs. 535,694.2 (US$ 12,027.3 ), respectively)		481,398.8		628,704.9		14,115.5
Securities purchased under agreements to resell		20,000.0		—		—
Loans (net of allowance of Rs. 23,760.6 and Rs. 25,894.3 (US$ 581.4), respectively)		1,297,180.4		1,622,856.0		36,435.9
Accrued interest receivable		13,767.3		19,752.6		443.5
Property and equipment, net		22,302.8		22,881.2		513.7
Intangible assets, net		8,961.5		6,402.9		143.8
Goodwill		74,937.9		74,937.9		1,682.5
Other assets		114,088.1		115,532.4		2,593.6

Total assets	Rs.	2,416,520.4	Rs.	2,920,236.3	US$	65,564.1

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	1,301,046.0	Rs.	1,619,283.6	US$	36,355.7
Non-interest-bearing deposits		371,354.3		462,845.4		10,391.7

Total deposits		1,672,400.3		2,082,129.0		46,747.4
Securities sold under repurchase agreements		—		60,000.0		1,347.1
Short-term borrowings		98,165.0		76,686.7		1,721.7
Accrued interest payable		19,964.2		27,746.0		622.9
Long-term debt		75,854.4		93,287.2		2,094.5
Accrued expenses and other liabilities		243,682.3		232,557.6		5,221.3

Total liabilities	Rs.	2,110,066.2	Rs.	2,572,406.5	US$	57,754.9

Commitments and contingencies (see note 26)

Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 2,750,000,000 shares; issued and outstanding 2,288,716,360 shares and 2,326,128,420 shares, as of March 31, 2010 and March 31, 2011, respectively (see note 1)	Rs.	4,577.4	Rs.	4,652.2	US$	104.4
Additional paid-in capital		223,784.9		235,377.9		5,284.6
Retained earnings		47,059.1		71,946.1		1,615.3
Statutory reserve		30,359.0		40,228.0		903.2
Accumulated other comprehensive income (loss)		(198.7)		(5,712.5)		(128.3)

Total HDFC Bank Limited shareholders’ equity		305,581.7		346,491.7		7,779.2

Noncontrolling interest in subsidiaries		872.5		1,338.1		30.0

Total shareholders’ equity		306,454.2		347,829.8		7,809.2

Total liabilities and shareholders’ equity	Rs.	2,416,520.4	Rs.	2,920,236.3	US$	65,564.1

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2009		2010		2011		2011
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	117,281.5	Rs.	118,364.5	Rs.	153,719.7	US$	3,451.1
Trading securities		3,382.3		4,445.2		3,013.8		67.7
Available for sale securities		35,636.9		33,304.6		40,739.8		914.7
Other		2,696.1		2,537.0		4,778.7		107.3

Total interest and dividend revenue		158,996.8		158,651.3		202,252.0		4,540.8

Interest expense:
Deposits		76,748.1		69,854.0		80,216.3		1,801.0
Short-term borrowings		5,799.6		1,420.4		5,357.1		120.3
Long-term debt		3,490.3		6,052.6		8,224.9		184.7
Other		76.9		393.0		51.4		1.2

Total interest expense		86,114.9		77,720.0		93,849.7		2,107.2

Net interest revenue		72,881.9		80,931.3		108,402.3		2,433.6
Provision for credit losses		20,394.9		18,193.9		9,621.9		216.0

Net interest revenue after provision for credit losses		52,487.0		62,737.4		98,780.4		2,217.6

Non-interest revenue, net:
Fees and commissions		25,672.1		30,469.3		38,718.9		869.3
Trading securities gain/(loss), net		1,114.2		100.2		(598.3)		(13.4)
Realized gain on sales of available for sale securities, net		2,939.9		4,574.9		375.7		8.4
Other than temporary impairment losses on available for sale securities		(112.4)		(445.5)		(186.7)		(4.2)
Foreign exchange transactions		4,703.9		5,091.6		12,283.4		275.8
Derivatives gain/(loss), net		(2,063.8)		2,911.0		(3,873.8)		(87.0)
Other, net		1,349.1		198.2		96.2		2.2

Total non-interest revenue, net		33,603.0		42,899.7		46,815.4		1,051.1

Total revenue, net		86,090.0		105,637.1		145,595.8		3,268.7

Non-interest expense:
Salaries and staff benefits		29,169.0		31,665.9		37,865.6		850.1
Premises and equipment		8,650.7		11,033.2		12,419.8		278.8
Depreciation and amortization		3,731.4		4,133.7		5,138.6		115.4
Administrative and other		18,332.8		17,808.6		24,387.6		547.5
Amortization of intangible assets		3,271.0		3,769.5		2,558.6		57.4

Total non-interest expense		63,154.9		68,410.9		82,370.2		1,849.2

Income before income tax expense		22,935.1		37,226.2		63,225.6		1,419.5
Income tax expense		7,737.4		12,338.4		21,698.3		487.2

Net income before noncontrolling interest	Rs.	15,197.7	Rs.	24,887.8	Rs.	41,527.3	US$	932.3
Less: Net income attributable to noncontrolling interest		93.4		317.1		330.4		7.4

Net income attributable to HDFC Bank Limited	Rs.	15,104.3	Rs.	24,570.7	Rs.	41,196.9	US$	924.9

Per share information:
Earnings per equity share—basic	Rs.	7.28	Rs.	11.26	Rs.	17.84	US$	0.40
Earnings per equity share—diluted	Rs.	7.24	Rs.	11.12	Rs.	17.59	US$	0.39
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	21.84	Rs.	33.78	Rs.	53.52	US$	1.20

Earnings per ADS—diluted	Rs.	21.72	Rs.	33.36	Rs.	52.77	US$	1.17

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2009		2010		2011		2011
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	15,197.7	Rs.	24,887.8	Rs.	41,527.3	US$	932.3
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		20,394.9		18,193.9		9,621.9		216.0
Depreciation and amortization		3,731.4		4,133.7		5,138.6		115.4
Amortization of intangibles		3,271.0		3,769.5		2,558.6		57.4
Amortization of deferred acquisition costs		3,671.2		3,664.3		3,986.7		89.5
Amortization of premium (discount) on investments		4,215.3		3,760.6		1,698.5		38.1
Other than temporary impairment of investment		112.4		445.5		186.7		4.2
Provision for deferred income taxes		(1,574.7)		(1,318.3)		(1,207.1)		(27.1)
Share-based compensation expense		1,971.9		3,580.6		3,407.7		76.5
(Gain) loss on securitization of loans		(1,182.9)		—		—		—
Net realized (gain) loss on sale of available for sale securities		(2,939.9)		(4,574.9)		(375.7)		(8.4)
(Gain) loss on disposal of property and equipment, net		(39.9)		(37.9)		8.8		0.2
Exchange (gain) loss		—		1,517.4		485.0		10.9
Net change in:
Investments held for trading		78,171.6		7,227.4		(10,058.1)		(225.7)
Accrued interest receivable		342.7		(525.3)		(5,987.0)		(134.4)
Other assets		(56,007.4)		29,916.1		2,563.2		57.4
Accrued interest payable		14,134.0		(13,261.7)		7,783.3		174.8
Accrued expense and other liabilities		42,707.1		27,685.7		(11,221.8)		(251.8)

Net cash provided by operating activities		126,176.4		109,064.4		50,116.6		1,125.3

Cash flows from investing activities:
Net change in term placements		(19,236.9)		(23,646.0)		(43,925.1)		(986.2)
Activity in available for sale securities:
Purchases		(240,626.4)		(231,417.2)		(365,974.2)		(8,216.8)
Proceeds from sales		121,835.6		162,692.6		32,172.5		722.4
Maturities, prepayments and calls		100,268.4		82,571.4		176,740.8		3,968.1
Net change in repurchase options and reverse repurchase options		(67,091.5)		5,497.2		80,000.0		1,796.1
Proceeds from loans securitized		22,595.0		—		—		—
Loans purchased		(54,244.6)		(72,747.8)		(65,074.6)		(1,461.0)
Repayments on loans purchased		19,307.6		23,836.4		28,245.7		634.2
Increase in loans originated, net of principal collections		(129,660.7)		(284,839.6)		(303,115.8)		(6,805.5)
Additions to property and equipment		(6,880.5)		(5,978.6)		(5,836.1)		(131.0)
Proceeds from sale or disposal of property and equipment		117.6		123.8		90.8		2.0
Cash on acquisition of CBoP, net		20,567.5		—		—		—

Net cash used in investing activities		(233,048.9)		(343,907.8)		(466,676.0)		(10,477.7)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2009		2010		2011		2011
	(In millions)
Cash flows from financing activities:
Net increase in deposits		212,222.8		246,365.0		409,794.4		9,200.6
Net increase (decrease) in short-term borrowings		(102,832.5)		70,763.3		(21,185.6)		(475.7)
Proceeds from issue of shares by a subsidiary to noncontrolling interests		—		—		113.7		2.6
Proceeds from issuance of long-term debt		24,284.7		10,201.0		22,687.8		509.4
Repayment of long-term debt		(4,058.8)		(936.8)		(5,312.5)		(119.3)
Proceeds from issuance of equity shares for options exercised		794.0		5,559.7		8,281.6		185.9
Proceeds from issuance of shares		—		—		—		—
Proceeds from issuance of warrants/equity shares on exercise of warrants		4,009.2		36,080.5		—		—
Payment of dividends and dividend tax		(3,530.5)		(4,985.8)		(6,440.9)		(144.6)

Net cash provided by financing activities		130,888.9		363,046.9		407,938.5		9,158.9

Effect of exchange rate changes on cash and cash equivalents		—		(1,869.4)		(35.5)		(0.8)
Net change in cash and cash equivalents		24,016.4		126,334.1		(8,656.4)		(194.3)
Cash and cash equivalents, beginning of year		147,208.0		171,224.4		297,558.5		6,680.7

Cash and cash equivalents, end of year	Rs.	171,224.4	Rs.	297,558.5	Rs.	288,902.1	US$	6,486.4

Supplementary cash flow information:
Interest paid	Rs.	71,980.9	Rs.	90,981.1	Rs.	86,067.9	US$	1,932.4
Income taxes paid	Rs.	18,674.2	Rs.	14,526.2	Rs.	23,206.0	US$	521.0
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	327.6	Rs.	221.9	Rs.	533.9	US$	12.0
On acquisition of CBoP by stock-for-stock exchanges
Non-cash assets acquired at fair value	Rs.	321,205.0	Rs.	—	Rs.	—	US$	—
Liabilities assumed at fair value	Rs.	239,003.1	Rs.	—	Rs.	—	US$	—
Net	Rs.	82,201.9	Rs.	—	Rs.	—	US$	—
Non-cash financing activities
Stocks issued in connection with acquisition of CBoP	Rs.	100,469.5	Rs.	—	Rs.	—	US$	—

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity		Comprehensive income
	(In millions, except for equity shares)
Balance at March 31, 2008	1,772,164,600	Rs.	3,544.3	Rs.	70,675.5	Rs.	31,065.7	Rs.	15,193.7	Rs.	(1,233.9)	Rs.	119,245.3	Rs.	462.0	Rs.	119,707.3
Shares issued upon exercise of options	5,336,165		10.7		783.3								794.0				794.0
Shares issued in connection with acquisition of CBoP	349,419,780		698.8		101,447.8								102,146.6				102,146.6
Share-based compensation					1,971.9								1,971.9				1,971.9
Dividends, including dividend tax							(3,530.5)						(3,530.5)				(3,530.5)
Transfer to statutory reserve							(7,793.6)		7,793.6				—				—
Proceed from issue of warrants					4,009.2								4,009.2				4,009.2
Net income							15,104.3						15,104.3		93.4		15,197.7	Rs.	15,197.7
Unrealized gain reclassified to earnings [net of tax Rs. (51.8)]											(100.6)		(100.6)				(100.6)		(100.6)
Change in the unrealized net loss on available for sale securities, [net of tax Rs.5,021.8]											9,857.5		9,857.5				9,857.5		9,857.5
Comprehensive income																		Rs.	24,954.6
Comprehensive income attributable to HDFC Bank Limited																				Rs.	24,861.2
Comprehensive income attributable to Noncontrolling interest																					93.4

Total Comprehensive income																				Rs.	24,954.6

Balance at March 31, 2009	2,126,920,545	Rs.	4,253.8	Rs.	178,887.7	Rs.	34,845.9	Rs.	22,987.3	Rs.	8,523.0	Rs.	249,497.7	Rs.	555.4	Rs.	250,053.1
Shares issued upon exercise of warrants	131,001,100		262.0		35,818.5								36,080.5				36,080.5
Shares issued upon exercise of options	30,794,715		61.6		5,498.1								5,559.7				5,559.7
Share-based compensation					3,580.6								3,580.6				3,580.6
Dividends, including dividend tax							(4,985.8)						(4,985.8)				(4,985.8)
Transfer to statutory reserve							(7,371.7)		7,371.7
Net income							24,570.7						24,570.7		317.1		24,887.8	Rs.	24,887.8
Unrealized gain reclassified to earnings [net of tax Rs.(1,528.0) ]											(3,072.0)		(3,072.0)				(3,072.0)		(3,072.0)
Change in the unrealized gain on available for sale securities, [net of tax Rs.(2,955.3)]											(5,634.3)		(5,634.3)				(5,634.3)		(5,634.3)
Foreign currency translation reserve											(15.4)		(15.4)				(15.4)		(15.4)
Comprehensive income																		Rs.	16,166.1
Comprehensive income attributable to HDFC Bank Limited																				Rs.	15,849.0
Comprehensive income attributable to Noncontrolling interest																					317.1

Total Comprehensive income																				Rs.	16,166.1

Balance at March 31, 2010	2,288,716,360	Rs.	4,577.4	Rs.	223,784.9	Rs.	47,059.1	Rs.	30,359.0	Rs.	(198.7)	Rs.	305,581.7	Rs.	872.5	Rs.	306,454.2

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity		Comprehensive income
	(In millions, except for equity shares)
Balance at March 31, 2010	2,288,716,360	Rs.	4,577.4	Rs.	223,784.9	Rs.	47,059.1	Rs.	30,359.0	Rs.	(198.7)	Rs.	305,581.7	Rs.	872.5	Rs.	306,454.2
Shares issued upon exercise of options	37,412,060		74.8		8,206.8								8,281.6				8,281.6
Share-based compensation					3,407.7								3,407.7				3,407.7
Dividends, including dividend tax							(6,440.9)						(6,440.9)				(6,440.9)
Change in ownership interest in subsidiary					(21.5)								(21.5)		21.5		—
Shares issued to non - controlling interest															113.7		113.7
Transfer to statutory reserve							(9,869.0)		9,869.0
Net income							41,196.9						41,196.9		330.4		41,527.3	Rs.	41,527.3
Unrealized gain reclassified to earnings [net of tax Rs. (320.7)]											(644.8)		(644.8)				(644.8)		(644.8)
Change in the unrealized net loss on available for sale securities, [net of tax Rs. (2,402.1)]											(4,832.9)		(4,832.9)				(4,832.9)		(4,832.9)
Foreign currency translation reserve											(36.1)		(36.1)				(36.1)		(36.1)
Comprehensive income																		Rs.	36,013.5
Comprehensive income attributable to HDFC Bank Limited																				Rs.	35,683.1
Comprehensive income attributable to Noncontrolling interest																					330.4

Total Comprehensive income																				Rs.	36,013.5

Balance at March 31, 2011	2,326,128,420	Rs.	4,652.2	Rs.	235,377.9	Rs.	71,946.1	Rs.	40,228.0	Rs.	(5,712.5)	Rs.	346,491.7	Rs.	1,338.1	Rs.	347,829.8
Balance at March 31, 2011	2,326,128,420	US$	104.4	US$	5,284.6	US$	1,615.3	US$	903.2	US$	(128.3)	US$	7,779.2	US$	30.0	US$	7,809.2	US$	808.6

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

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 23.4% of the Bank’s equity as of March 31, 2011. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. The number of issued and subscribed equity shares increased to 2,326,128,420 shares of par value Rs.2.0 each. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. 1 ADS continues to represent 3 shares.

The Bank had in June 2008 issued 131,001,100 warrants convertible into an equivalent number of equity shares to HDFC Limited on a preferential basis at a rate of Rs. 306.03 each on terms and conditions that the warrants be exercised on or before December 2, 2009. HDFC Limited exercised its rights. The Bank allotted 131,001,100 equity shares to HDFC Limited on November 30, 2009.

The Bank’s principal business activities are retail banking, wholesale banking and treasury services. The Bank’s retail banking division provides a variety of deposit products as well as loans, credit cards, debit cards, third-party mutual funds and insurance, investment advisory services, depositary services, trade finance, foreign exchange and derivative services and sale of gold bars. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading, foreign exchange, and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.

2. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary under Financial Accounting Standard Board Accounting Standard Codification “FASB ASC” Topic 810 “Consolidations”. All significant inter-company accounts and transactions are eliminated on consolidation.

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

c. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment, valuation of derivatives, stock-based compensation and impairment assessment of goodwill.

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

Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by the Bank with the issuer. As the Bank’s exposures to such securities are similar to its exposures on its loan portfolio, additional disclosures have been provided on impairment status in Note 9 and on concentrations of credit risk in Note 13.

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

Interest is accrued on the unpaid principal balance and is included in interest income. Loans are placed on “non-accrual” status when interest or principal payments are past due for a specified period, at which time no further interest is accrued and overdue interest is written off against interest income. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured for which interest income is recognized when received. Loans are placed on “non-accrual” status when interest or principal payments are one quarter past due.

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

j. Sales/transfer of receivables

The Bank enters into assignment transactions, which are similar to asset-backed securitization transactions through the SPE route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. The Bank also sells finance receivables to special purpose entities (SPEs), formerly qualifying special purpose entities (QSPEs) in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these SPEs, cash collateral and other credit and liquidity enhancements. The receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

Effective April 1, 2010, upon adoption of ASU 2009-16, the Bank first makes a determination as to whether the securitization entity would be consolidated. Second, it determines whether the transfer of financial assets is considered a sale. Furthermore, former qualifying special purpose entities (QSPEs) are now considered VIEs and are no longer exempt from consolidation. The Bank consolidates VIEs when it has both: (1) power to direct activities of the VIE that most significantly impact the entity’s economic performance and (2) an obligation to absorb losses or right to receive benefits from the entity that could potentially be significant to the VIE.

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

For assets purchased and sold during the year, depreciation is provided on a pro rata basis by the Bank and capital advances are included in other assets.

l. Impairment or disposal of tangible long-lived assets

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

o. Foreign currency transactions

The Bank’s functional currency is the Indian Rupee, except for the Bank’s foreign branches. Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are converted into respective functional currency using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on foreign currency transactions are included in the determination of net income.

For the foreign branches, the assets, liabilities and operations are translated, for consolidation purposes, from functional currency of the foreign branch to the Indian Rupee reporting currency at period-end rates for assets and liabilities and at average rates for operations. The resulting unrealized gains or losses are reported as a component of accumulated OCI.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

p. Stock-based compensation

The fair value of stock-based compensation is estimated on the date of each grant based on a pricing model. For further information, see note 21.

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

The Bank enters into forward exchange contracts, currency swaps and currency options with its customers and typically transfers such customer exposures in the inter-bank foreign exchange markets. The Bank also enters into such instruments to cover its own foreign exchange exposures. All such instruments are carried at fair value, determined based on market quotations or market-based inputs.

The Bank enters into rupee interest rate swaps for its own account. The Bank also enters into interest rate currency swaps and cross currency interest rate swaps with its customers and typically lays these off in the inter-bank market. Such contracts are carried on the balance sheet at fair value, or priced using market determined yield curves.

u. Business combination

The Bank accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions, especially concerning the determination of the fair values of the acquired intangible and tangible assets, as well as the liabilities assumed at the date of the acquisition. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of bank’s interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

v. Goodwill and other intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with FASB ASC 350-20 ‘Goodwill’. Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Intangible assets consist of branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible and favorable leases. These are amortized over their estimated useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Branch network	6	Straight-line
Customer lists	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	15	Straight-line

w. Recently adopted accounting standards

In June 2009, FASB issued guidance on Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (now incorporated into ASC 860, Transfers and Servicing). It eliminates the concept of a “qualifying special-purpose entity”(QSPEs), changes the requirements for derecognizing financial assets, and requires additional disclosures. The Bank adopted this guidance effective April 1, 2010. The adoption of this guidance did not have any impact on the Bank’s consolidated financial statement.

In June 2009, FASB issued amendments to the FASB Interpretation now incorporated into ASC 810, Consolidation. This codification details three key changes to the consolidation model. First, former QSPEs will now be included in the scope of ASC 810. In addition, FASB has changed the method of analyzing which party to a variable interest entity (VIE) should consolidate the VIE (known as the primary beneficiary) to a qualitative determination of which party to the VIE has “power” combined with potentially significant benefits or losses, instead of the current quantitative risks and rewards model. The entity that has power has the ability to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Finally, the new standard requires that the primary beneficiary analysis be re-evaluated whenever circumstances change. The previous guidance required reconsideration of the primary beneficiary only when specified reconsideration events occurred. The Bank adopted the provisions of this codification effective April 1, 2010. The adoption of this ASC did not have any impact on the Bank’s consolidated financial position, results of operation and cash flows.

In January 2010, FASB issued ASU 2010-06 Improving Disclosures about Fair Value Measurements and Disclosures. This ASU requires disclosing the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. This ASU requires only additional disclosures. The Bank adopted the provisions of disclosing significant transfers in and out of Level 1 and Level 2 effective April 1, 2010. The Bank will adopt disclosures of the gross purchases, sales, issuance and settlements activity in Level 3 fair value measurements from April 1, 2011. The adoption of this ASC did not have any impact on the Bank’s consolidated financial position, results of operation and cash flows.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires additional disclosures about a Company’s allowance for credit losses and the credit quality of the loan portfolio. The additional disclosures include a roll forward of the allowance for credit loss on a disaggregated basis and more information, by type of receivable, on credit quality indicators including aging and troubled debt restructurings as well as significant purchases and sales. The guidance contained in this update is effective for interim and annual reporting periods ending on or after December 15, 2010. This new accounting guidance does not change the accounting model, and accordingly, did not have an impact on the Bank’s consolidated financial position or results of operations. The additional disclosures required by this guidance are included in Note 11.

x. Recently issued accounting pronouncements not yet effective

In April 2011, Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring was issued effective for interim and annual periods beginning on or after June 15, 2011. ASU 2011-02 provides evaluation criteria for whether a restructuring constitutes a troubled debt restructuring. Additional disclosures around the nature and extent of modified finance receivables and their effect on the allowance for loan losses may be required under ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses for finance receivables meeting the definition of a troubled debt restructuring in ASU 2011-02. The adoption of ASU 2011-02 is not expected to have a material impact on the Bank’s consolidated financial position, results of operations and cash flows.

In April 2011, FASB issued new accounting guidance that addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance will be effective, on a prospective basis to new transactions or modifications for interim or annual periods beginning on or after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement” which amends the fair value accounting guidance. The amendments clarify the application of the highest and best use and valuation premise concepts, preclude the application of blockage factors in the valuation of all financial instruments and include criteria for applying the fair value measurement principles to portfolios of financial instruments. The amendments additionally prescribe enhanced financial statement disclosures for Level 3 fair value measurements. The new amendments will be effective for interim or annual periods beginning on or after December 15, 2011. The Bank is currently assessing the impact of this guidance on the consolidated financial position and results of operations.

In June 2011, FASB issued new accounting guidance on the presentation of comprehensive income in financial statements. The new guidance removes current presentation options and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This new accounting guidance will be effective for interim or annual periods beginning on or after December 15, 2011. Upon adoption of this guidance, the Bank will change the presentation of Comprehensive Income. The adoption of this guidance will not have any impact on the Bank’s consolidated financial position or results of operations.

In September 2011, FASB issued new Accounting Standards Update 2011-08, Testing Goodwill for Impairment, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations. The new amendments will be effective for the interim or annual periods beginning on or after December 15, 2011.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2011 have been translated into U.S. dollars at U.S.$1.00 = Rs. 44.54 as published by Federal Reserve Board of New York on March 31, 2011. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the year ended March 31, 2010 and the year ended March 31, 2011. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2010 and March 31, 2011:

	As of March 31, 2010						As of March 31, 2011
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	2,578.9	Rs.	5,756.1	Rs.	8,335.0	Rs.	3,967.4	Rs.	4,367.6	US$	98.1
Customer list		2,710.0		2,517.0		193.0		2,710.0		2,710.0		—		—
Core deposit		4,414.0		1,638.6		2,775.4		4,414.0		2,520.7		1,893.3		42.5
Favorable leases		543.0		306.0		237.0		543.0		401.0		142.0		3.2

Total	Rs.	16,002.0	Rs.	7,040.5	Rs.	8,961.5	Rs.	16,002.0	Rs.	9,599.1	Rs.	6,402.9	US$	143.8

The aggregate amortization charged for the years ended March 31, 2009, March 31, 2010 and March 31, 2011 was Rs. 3,271.0 million, Rs. 3,769.5 million and Rs. 2,558.6 million respectively.

The estimated amortization expense for intangible assets for each of the five succeeding fiscal years is given in the table below:

	As of March 31,
	2011		2011
	(in millions)
To be amortized during the twelve months ending March 31:
2012	Rs.	2,328.9	US$	52.3
2013		2,304.5		51.7
2014		1,538.5		34.5
2015		219.0		4.9
2016		7.0		0.2

4. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2010 and 2011 include balances of Rs.130,480.2 million and Rs. 221,028.6 million, respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.

5. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs.99.6 million (US$ 2.2million) at March 31, 2011.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investments, held for trading

The portfolio of trading securities as of March 31, 2010 and 2011 was as follows:

	As of March 31, 2010
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	20,867.9	Rs.	1.0	Rs.	8.0	Rs.	20,860.9
Securities issued by Government of India sponsored institutions		442.4		3.6		0.3		445.7
Securities issued by state government sponsored institutions		354.3		15.0		0.3		369.0
Other corporate/financial institution bonds		500.0		22.1		—		522.1
Deposit Certificates issued by banks		5,892.5		—		—		5,892.5

Total debt securities		28,057.1		41.7		8.6		28,090.2
Equity securities		69.7		0.4		1.5		68.6

Total	Rs.	28,126.8	Rs.	42.1	Rs.	10.1	Rs.	28,158.8

	As of March 31, 2011
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	14,222.6	Rs.	63.5	Rs.	0.3	Rs.	14,285.8
Securities issued by Government of India sponsored institutions		848.9		36.2		0.1		885.0
Other corporate/financial institution bonds		1,379.8		12.2		—		1,392.0
Deposit Certificates issued by banks		21,628.1		23.1		—		21,651.2

Total debt securities		38,079.4		135.0		0.4		38,214.0
Equity securities		3.0		—		0.1		2.9

Total	Rs.	38,082.4	Rs.	135.0	Rs.	0.5	Rs.	38,216.9

Total	US$	855.0	US$	3.0	US$	—	US$	858.0

7. Investments, available for sale

The portfolio of available for sale securities at March 31, 2010 and 2011 was as follows:

	As of March 31, 2010
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	469,589.1	Rs.	2,744.2	Rs.	3,079.7	Rs.	469,253.6
Securities issued by Government of India sponsored institutions		928.2		59.7		—		987.9
State government securities		494.6		8.1		—		502.7
Securities issued by state government sponsored institutions		19.7		0.2		—		19.9
Credit substitutes (see note 9)		2,429.2		47.1		—		2,476.3
Other corporate/financial institution bonds		603.6		3.4		—		607.0

Debt securities, other than asset and mortgage-backed securities		474,064.4		2,862.7		3,079.7		473,847.4
Mortgage-backed securities		6,171.9		90.6		36.2		6,226.3
Asset-backed securities		662.8		19.4		—		682.2
Other securities		639.7		3.2		—		642.9

Total	Rs.	481,538.8	Rs.	2,975.9	Rs.	3,115.9	Rs.	481,398.8

Securities with gross unrealized losses							Rs.	241,461.1

Securities with gross unrealized gains								239,937.7

							Rs.	481,398.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2011
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	587,417.8	Rs.	113.7	Rs.	8,772.6	Rs.	578,758.9
Securities issued by Government of India sponsored institutions		290.6		6.0		—		296.6
State government securities		252.6		1.2		0.5		253.3
Securities issued by state government sponsored institutions		9.8		—		—		9.8
Credit substitutes (see note 9)		14,526.6		26.1		61.6		14,491.1
Other corporate/financial institution bonds		1,117.8		51.7		0.1		1,169.4
Certificate of Deposit		27,449.2		67.4		49.6		27,467.0

Debt securities, other than asset and mortgage-backed securities		631,064.4		266.1		8,884.4		622,446.1
Mortgage-backed securities		4,565.9		274.5		9.9		4,830.5
Asset-backed securities		831.9		13.9		2.4		843.4
Other securities		584.9		—		—		584.9

Total	Rs.	637,047.1	Rs.	554.5	Rs.	8,896.7	Rs.	628,704.9

Total	US$	14,302.8	US$	12.4	US$	199.7	US$	14,115.5

Securities with gross unrealized losses							Rs.	558,670.0
Securities with gross unrealized gains								70,034.9

							Rs.	628,704.9

							US$	14,115.5

AFS investments of Rs. 469,761.3 million and Rs. 579,017.2 million as of March 31, 2010 and March 31, 2011, respectively, are eligible for placement towards the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions. Of these investments, Rs. 384,318.2 million as of March 31, 2010 and Rs.535,694.2 million (US$ 12,027.3 million) as of March 31, 2011, respectively, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) , real time gross settlement (RTGS), Reserve Bank of India and other financial institutions.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer and whether the Bank intends to sell or will be required to sell the security until the forecasted recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 112.4 million, Rs. 445.5 million and Rs. 186.7 million (US$4.2 million) as other than temporary impairment in fiscal year 2009, 2010 and 2011 respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2011 are temporary in nature. The Bank’s review of impairment generally entails:

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

As of March 31, 2010 and March 31, 2011, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2010 is as follows:

	As of March 31, 2010
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	221,038.8	Rs.	2,605.4	Rs.	17,480.2	Rs.	474.3	Rs.	238,519.0	Rs.	3,079.7
State government securities		11.6		—		—		—		11.6		—
Securities issued by state government sponsored institutions		4.9		—		—		—		4.9		—

Debt securities		221,055.3		2,605.4		17,480.2		474.3		238,535.5		3,079.7
Mortgage-backed securities		2,925.6		36.2		—		—		2,925.6		36.2

Total	Rs.	223,980.9	Rs.	2,641.6	Rs.	17,480.2	Rs.	474.3	Rs.	241,461.1	Rs.	3,115.9

The gross unrealized losses and fair value of available for sale securities at March 31, 2011 was as follows:

	As of March 31, 2011
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	345,334.9	Rs.	3,702.2	Rs.	187,813.4	Rs.	5,070.4	Rs.	533,148.3	Rs.	8,772.6
State government securities		51.5		0.3		11.5		0.2		63.0		0.5
Securities issued by state government sponsored institutions		—		—		4.9		—		4.9		—
Credit substitutes (see note 9)		9,416.8		61.6		—		—		9,416.8		61.6
Corporate bonds		49.4		0.1		—		—		49.4		0.1
Certificate of Deposit		15,436.0		49.6		—		—		15,436.0		49.6

Debt securities		370,288.6		3,813.8		187,829.8		5,070.6		558,118.4		8,884.4
Mortgage-backed securities		387.1		9.9		—		—		387.1		9.9
Asset-backed securities		164.5		2.4		—		—		164.5		2.4

Total	Rs.	370,840.2	Rs.	3,826.1	Rs.	187,829.8	Rs.	5,070.6	Rs.	558,670.0	Rs.	8,896.7

Total	US$	8,326.0	US$	85.9	US$	4,217.1	US$	113.8	US$	12,543.1	US$	199.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2011 is set out below:

	As of March 31, 2011
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	159,965.7	Rs.	159,774.5	US$	3,587.2
Over one year through five years		303,746.0		298,800.7		6,708.6
Over five years through ten years		107,600.0		105,443.5		2,367.4
Over ten years		59,752.7		58,427.4		1,311.8

Total	Rs.	631,064.4	Rs.	622,446.1	US$	13,975.0

Gross realized gains and gross realized losses from sales of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2009		2010		2011		2011
	(In millions)

Gross realized gains on sale	Rs.	3,963.6	Rs.	5,691.3	Rs.	782.6	US$	17.5

Gross realized losses on sale		(1,023.7)		(1,116.4)		(406.9)		(9.1)

Realized gains (losses), net		2,939.9		4,574.9		375.7		8.4

Dividends and interest		35,636.9		33,304.6		40,739.8		914.7

Total	Rs.	38,576.8	Rs.	37,879.5	Rs.	41,115.5	US$	923.1

8. Investments, held to maturity

There were no HTM securities as of March 31, 2010 and March 31, 2011.

Under Indian GAAP, transfer from an HTM portfolio to an AFS portfolio is permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP and therefore the investment classification made under US GAAP and Indian GAAP varies materially.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2010 and March 31, 2011 were as follows:

	As of March 31,
	2010				2011
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	2,233.6	Rs.	2,279.2	Rs.	2,622.2	Rs.	2,584.3
Commercial paper		195.6		197.1		11,904.4		11,906.8

Total	Rs.	2,429.2	Rs.	2,476.3	Rs.	14,526.6	Rs.	14,491.1

					US$	326.1	US$	325.4

The Bank has no credit substitutes in the held to maturity category.

The fair values of credit substitutes have been analyzed as follows:

	As of March 31,
	2010		2011		2011
	(In millions)
Performing	Rs.	2,476.3	Rs.	14,491.1	US$	325.3
Impaired–gross balance		313.6		106.7		2.4
Less amounts provided for other than temporary impairments		313.6		106.7		2.4

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	2,476.3	Rs.	14,491.1	US$	325.3

Impaired credit substitutes

	As of March 31,
	2010		2011		2011
	(In millions)
Gross impaired credit substitutes:
–on accrual status	Rs.	—	Rs.	—	US$	—
–on non-accrual status		313.6		106.7		2.4

Total	Rs.	313.6	Rs.	106.7	US$	2.4

Gross impaired credit substitutes by industry:
— Textiles & Garments	Rs.	—	Rs.	101.7	US$	2.3
— Drugs and Pharmaceuticals		313.6		5.0	US$	0.1

Total	Rs.	313.6	Rs.	106.7	US$	2.4

Average impaired credit substitutes	Rs.	156.8	Rs.	53.4	US$	1.2

Interest foregone on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

Interest income recognized on impaired credit substitutes on a cash basis	Rs.	—	Rs.	—	US$	—

As of March 31, 2011, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Repurchase and resell agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2009, 2010 and 2011. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2010 and March 31, 2011 were Rs.20,000.0 million and Nil, respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2010 and March 31, 2011 were Nil and Rs. 60,000.0 million, respectively

11. Loans

Loan balances include Rs.40,000.0 million and Rs.54,698.1million as of March 31, 2010 and March 31, 2011, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2010 and March 31, 2011 were as follows:

	As of March 31,
	2010		2011		2011
	(In millions)
Retail loans:
Auto loans	Rs.	197,507.7	Rs.	257,670.2	US$	5,785.1
Personal loans/ Credit cards		129,413.1		158,283.2		3,553.7
Retail business banking		144,733.7		207,975.5		4,669.4
Other retail loans		261,329.7		356,215.7		7,997.8

Subtotal	Rs.	732,984.2	Rs.	980,144.6	US$	22,006.0

Wholesale loans	Rs.	587,956.8	Rs.	668,605.7	US$	15,011.3

Gross loans		1,320,941.0		1,648,750.3		37,017.3
Less: Allowance for credit losses		23,760.6		25,894.3		581.4

Total	Rs.	1,297,180.4	Rs.	1,622,856.0	US$	36,435.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of gross loans as of March 31, 2011 is set out below:

	As of March 31, 2011
	Working Capital Finance		Term Loans		Retail Loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	200,690.0	Rs.	194,764.3	Rs.	335,089.0	Rs.	730,543.3
Over one year through five years		93,374.3		137,617.4		547,772.1		778,763.8
Over five years		1,058.7		41,101.0		97,283.5		139,443.2

Total gross loans	Rs.	295,123.0	Rs.	373,482.7	Rs.	980,144.6	Rs.	1,648,750.3

	US$	6,626.0	US$	8,385.3	US$	22,006.0	US$	37,017.3

Gross loans analyzed by performance are as follows:

	As of March 31,
	2010		2011		2011
	(In millions)
Performing	Rs.	1,301,678.1	Rs.	1,628,087.9	US$	36,553.4
Impaired		19,262.9		20,662.4		463.9

Total gross loans	Rs.	1,320,941.0	Rs.	1,648,750.3	US$	37,017.3

The following table provides details of loan delinquency and non-accrual loans as of March 31, 2011 and March 31, 2010 and an age analysis as at March 31, 2011.

	As of March 31, 2011										As of March 31, 2010
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total		Total		Total
	(In millions)

Retail Loans

Auto loans	Rs.	1,031.6	Rs.	982.6	Rs.	255,656.0	Rs.	257,670.2	US$	5,785.1	Rs.	197,507.7

Personal loans/Credit card		1,567.0		1,304.9		155,411.3		158,283.2		3,553.7		129,413.1

Retail business banking		1,377.7		5,126.2		201,471.6		207,975.5		4,669.4		87,887.0

Other retail		3,357.6		3,745.8		349,112.3		356,215.7		7,997.7		318,176.4

Wholesale loans		1,774.3		9,502.9		657,328.5		668,605.7		15,011.4		587,956.8

Total	Rs.	9,108.2	Rs.	20,662.4	Rs.	1,618,979.7	Rs.	1,648,750.3	US$	37,017.3	Rs.	1,320,941.0

Total	US$	204.5	US$	463.9	US$	36,348.9	US$	37,017.3	US$	37,017.3	US$	29,657.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated minimum annually. The tables below provide grading indicators related to the Bank’s retail loans and wholesale loans as at March 31, 2011.

Retail Loans

Credit quality indicator based on payment activity

	As of March 31, 2011										As of March 31, 2010
	Auto loans		Personal loans/ Credit card		Retail business banking		Other retail		Total
	(In millions)

Performing	Rs.	256,687.6	Rs.	156,978.3	Rs.	202,849.3	Rs.	352,469.9	Rs.	968,985.1	Rs.	719,946.2

Impaired		982.6		1,304.9		5,126.2		3,745.8		11,159.5		13,038.0

Total	Rs.	257,670.2	Rs.	158,283.2	Rs.	207,975.5	Rs.	356,215.7	Rs.	980,144.6	Rs.	732,984.2

Total	US$	5,785.1	US$	3,553.7	US$	4,669.4	US$	7,997.8	US$	22,006.0	US$	16,456.8

Wholesale Loans

	As of March 31,
	2010		2011		2011
	(In millions)
Credit quality indicators - Internally assigned grade and payment activity
Pass	Rs.	579,031.3	Rs.	658,351.4	US$	14,781.1

Labeled		2,700.6		751.4		16.8

Impaired		6,224.9		9,502.9		213.4
Total	Rs.	587,956.8	Rs.	668,605.7	US$	15,011.3

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans.

	As of March 31, 2011
	Recorded investments		Unpaid principal balance		Related specific allowance		Average Recorded investments		Finance Receivable on Non Accrual Basis
	(In millions)
Retail Loans

Auto loans	Rs.	982.6	Rs.	982.6	Rs.	503.1	Rs.	1,404.0	Rs.	982.6
Personal loans/ Credit card		1,304.9		1,304.9		895.2		1,839.9		1,304.9
Retail business banking		5,126.2		5,126.2		4,396.8		5,007.9		5,126.2

Other retail		3,745.8		3,745.8		2,717.2		3,847.0		2,989.0

Wholesale loans		9,502.9		9,502.9		7,577.5		7,863.9		6,321.7

Total	Rs.	20,662.4	Rs.	20,662.4	Rs.	16,089.8	Rs.	19,962.7	Rs.	16,724.4

Total	US$	463.9	US$	463.9	US$	361.2	US$	448.2	US$	375.5

The Bank holds no recorded impaired loans for which there is no related allowance.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans by industry as of March 31, 2010 and March 31, 2011 by facility are as follows:

	As of March 31,
	2010		2011		2011
	(In millions)
Gross impaired loans by industry:
—Wholesale/Retail Trade	Rs.	2,252.8	Rs.	2,616.6		58.7
—Textiles & Garments		788.6		1,410.0		31.7
—NBFC/Financial Intermediaries		—		2,147.1		48.2
—Others (none greater than 5% of impaired loans)		16,221.5		14,488.7		325.3

Total	Rs.	19,262.9	Rs.	20,662.4	US$	463.9

Summary information relating to impaired loans during the years ended March 31, 2009, 2010 and 2011 is as follows:

	Fiscal Year ended March 31,
	2009		2010		2011		2011
	(In millions)
Average impaired loans, net of allowance	Rs.	4,662.3	Rs.	5,889.8	Rs.	5,007.6	US$	112.4
Interest foregone on impaired loans	Rs.	365.6	Rs.	1,540.1	Rs.	2,179.8	US$	48.9
Interest income recognized on impaired loans	Rs.	206.5	Rs.	591.4	Rs.	1,292.5	US$	29.0
Interest income recognized on impaired loans on a cash basis	Rs.	206.5	Rs.	591.4	Rs.	1,292.5	US$	29.0

Allowance for credit losses are as follows:

	As of March 31, 2011
	Retail
	Auto loans		Personal loans/ Credit card		Retail business banking		Other retail		Wholesale		Unallocated		Total		Total
	(in millions)

Allowance for credit losses, beginning of the period	Rs.	1,066.6	Rs.	1,650.9	Rs.	3,632.9	Rs.	2,859.1	Rs.	4,610.8	Rs.	9,940.3	Rs.	23,760.6	US$	533.5
Write-offs		1,986.0		7,154.6		200.2		1,836.8		668.2				11,845.8		266.0
Cash recoveries*		1,073.7		1,352.5		3,877.5		4,491.2		487.9				11,282.8		253.3
Allowance for credit losses		2,496.2		7,751.4		4,841.6		6,186.1		4,122.8		(135.8)		25,262.3		567.2

Allowance for credit losses, end of the period	Rs.	503.1	Rs.	895.2	Rs.	4,396.8	Rs.	2,717.2	Rs.	7,577.5	Rs.	9,804.5	Rs.	25,894.3	US$	581.4

Allowance for credit losses:

Allowance individually evaluated for impairment		—		—		—		—		7,577.5				7,577.5		170.1

Allowance collectively evaluated for impairment		503.1		895.2		4,396.8		2,717.2		—				8,512.3		191.2
Loans:
Loans individually evaluated for impairment		—		—		—		—		9,502.9				9,502.9		213.4
Loans collectively evaluated for impairment		982.6		1,304.9		5,126.2		3,745.8		—				11,159.5		250.6

*	Does not include the recoveries against write off cases amounting to Rs 4,357.6 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on loans by facility are as follows:

	Fiscal years ended March 31,
	2009		2010		2011		2011
	(In millions)
Wholesale	Rs.	43,407.0	Rs.	38,902.5	Rs.	56,634.7	US$	1,271.5
Retail loans		73,874.5		79,462.0		97,085.0		2,179.6

Total	Rs.	117,281.5	Rs.	118,364.5	Rs.	153,719.7	US$	3,451.1

12. Sales/transfer of receivables

The following table summarizes pre-tax gains on securitizations/other transfers and cash flows received from customers and paid to SPEs/transferees for sales of performing loans that were completed during the years ended March 31, 2009, March 31, 2010 and March 31, 2011:

	Fiscal years ended March 31,
	2009		2010		2011		2011
	(In millions)
Sale price of new securitizations/transfer	Rs.	23,355.1	Rs.	—	Rs.	—	US$	—
Less: Book value of finance receivables derecognized		22,154.0		—		—		—
Less: Estimated costs of servicing		18.2		—		—		—

Pre-tax gains (loss) on securitizations/transfer	Rs.	1,182.9	Rs.	—	Rs.	—	US$	—

Cash flow information
Collections against securitized receivables/transfers	Rs.	6,201.2	Rs.	9,967.8	Rs.	7,048.6	US$	158.3
Payments made	Rs.	5,843.1	Rs.	9,515.3	Rs.	6,543.9	US$	146.9
Cash flows on retained interests	Rs.	41.9	Rs.	41.5	Rs.	394.0	US$	8.8

The Bank has relied upon market information and its past experience for the purpose of determining the assumptions below. Key assumptions used in measuring the retained interests in finance receivables of sales completed during the years ended March 31, 2009, March 31, 2010 and March 31, 2011 as of the dates of such sales were as follows:

	For the year ended March 31, 2009	For the year ended March 31, 2010	For the year ended March 31, 2011
Key assumptions: (rates per annum)
Annual prepayment rate	5.0%	—%	—%
Expected credit losses	2.0%	—%	—%

Credit losses and prepayment losses as a percentage to the gross loans disbursed are estimated on the basis of historical losses on a similar portfolio.

Other key disclosures are as follows:

	As of March 31,
	2010		2011		2011
	(In millions)

Transferred receivables with continuing involvement*	Rs.	12,659.1	Rs.	7,593.5	US$	170.5
Delinquencies		253.2		352.7		7.9
Credit losses		197.9		282.9		6.4
Retained interest in sold receivables		768.6		359.7		8.1

*	Includes Rs.158.1 million and Rs 2.4 million held by SPEs as of March 31, 2010 and March 31, 2011 respectively

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2010 and March 31, 2011 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2010		2011		2011
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	53.9	Rs.	30.1	US$	0.7
Impact of 20% adverse change		94.9		57.0		1.3
Expected credit losses:
Impact of 10% adverse change		22.7		22.3		0.5
Impact of 20% adverse change		45.3		44.5		1.0

The discount rate used for the valuation of retained interests is the rate of return to the transferees of the various pools of securitized receivables and, therefore, is not subject to change. Weighted average life in years of the securitized receivables is also not subject to change, except in the case of a change in the prepayment rate assumption. Consequently, the above sensitivity analysis does not include the impact on the estimated fair values of the retained interests due to an adverse change in the weighted average life in years and the discount rate.

These sensitivities are hypothetical and should be used with appropriate caution. A 10% change in the assumptions may not result in lineally proportionate changes in the fair values of retained interests. Adverse changes assumed in the above analysis and the resultant change in the fair values of retained interests is calculated independent of each other. In reality, any change in one factor may cause a change in the other factors.

13. Concentrations of credit risk

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

The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2010 and 2011 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2010
Category	Gross loans		Fair Values Of Credit Substitutes		Total		%
	(In millions, except percentages)

Automotive Manufacturers	Rs.	73,784.3	Rs.	49.3	Rs.	73,833.6	5.6%
Wholesale / Retail Trade		70,886.1		198.8		71,084.9	5.4
Land Transport		59,080.3		—		59,080.3	4.5
Fertilizers & Pesticides		54,830.1		—		54,830.1	4.1
Non-Banking Finance Companies/ Financial Intermediaries		53,697.2		105.3		53,802.5	4.1
Banks and Financial Institutions		37,590.1		—		37,590.1	2.8
Housing Finance Companies		35,697.6		—		35,697.6	2.7
Activities Allied to Agriculture		31,493.6		—		31,493.6	2.4
Real Estate & Property Services		27,051.3		—		27,051.3	2.0
Others (none greater than 2%)		876,830.4		2,122.9		878,953.3	66.4

Total	Rs.	1,320,941.0	Rs.	2,476.3	Rs.	1,323,417.3	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2011
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Wholesale / Retail Trade	Rs.	107,152.2	Rs.	—	Rs.	107,152.2	US$	2,405.7	6.4%
Land Transport		91,140.0		—		91,140.0		2,046.3	5.5
Automotive manufacturers		76,336.1		2,890.5		79,226.6		1,778.8	4.8
Non-Banking Finance Companies/ Financial Intermediaries		54,241.0		2,611.9		56,852.9		1,276.4	3.3
Activities Allied to Agriculture		49,024.3		—		49,024.3		1,100.7	2.9
Banks and Financial Institutions		45,070.1		—		45,070.1		1,011.9	2.7
Real Estate & Property Services		39,964.8		—		39,964.8		897.3	2.4
Iron and Steel		39,203.3		—		39,203.3		880.2	2.4
Power		36,646.8		—		36,646.8		822.8	2.2
Food and Beverage		34,458.0		—		34,458.0		773.6	2.1
Fertilizers & Pesticides		34,157.5		—		34,157.5		766.9	2.1
Others (none greater than 2%)		1,041,356.2		8,988.7		1,050,344.9		23,582.0	63.2

Total	Rs.	1,648,750.3	Rs.	14,491.1	Rs.	1,663,241.4	US$	37,342.6	100%

The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Western India (including Mumbai), comprising 47.3% and 46.0% of the total loan and credit substitute security portfolio as of March 31, 2010 and March 31, 2011, respectively. While such borrowers are based in Western India they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Western India.

Loan and credit substitute exposures as of March 31, 2010 and 2011 based on the region in which the instruments are originated are as follows (which may be or may not be where funds are used):

	As of March 31, 2010
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		%
	(In millions, except percentages)

Mumbai	Rs.	391,032.6	Rs.	2,371.0	Rs.	393,403.6	29.7%
Western region, other than Mumbai		233,323.5		—		233,323.5	17.6
Northern region		293,704.3		—		293,704.3	22.2
Eastern region		79,058.5		—		79,058.5	6.0
Southern region		304,037.8		105.3		304,143.1	23.0
Foreign branch		19,784.3		—		19,784.3	1.5

Total	Rs.	1,320,941.0	Rs.	2,476.3	Rs.	1,323,417.3	100.0%

	As of March 31, 2011
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	459,750.5	Rs.	14,386.4	Rs.	474,136.9	US$	10,645.1	28.5%
Western region, other than Mumbai		290,496.4		—		290,496.4		6,522.1	17.5
Northern region		398,120.9		—		398,120.9		8,938.5	23.9

Eastern region		73,956.5		—		73,956.5		1,660.5	4.4

Southern region		379,890.6		104.7		379,995.3		8,531.6	22.9

Foreign branch		46,535.4		—		46,535.4		1,044.8	2.8

Total	Rs.	1,648,750.3	Rs.	14,491.1	Rs.	1,663,241.4	US$	37,342.6	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s exposures to its ten largest borrowers as of March 31, 2011, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, are as follows:

	March 31, 2010						March 31, 2011
	Funded Exposure		Non-Funded Exposure		Total Exposure		Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	41,971.1	Rs.	—	Rs.	41,971.1	Rs.	65,030.5	Rs.	—	Rs.	65,030.5	US$	1,460.0

Borrower 2		26,120.0		11,071.1		37,191.1		33,579.5		24,000.0		57,579.5		1,292.8

Borrower 3		—		—		—		30,000.0		—		30,000.0		673.6

Borrower 4		—		—		—		30,000.0		—		30,000.0		673.6

Borrower 5		—		—		—		30,000.0		—		30,000.0		673.6

Borrower 6		—		—		—		25,000.0		—		25,000.0		561.3

Borrower 7		13,844.7		8,090.9		21,935.6		14,376.4		10,439.1		24,815.5		557.2

Borrower 8		13,503.6		18,938.2		32,441.8		1,209.1		21,672.2		22,881.3		513.7

Borrower 9		304.3		14,299.6		14,603.9		418.9		20,813.5		21,232.4		476.7

Borrower 10		—		—		—		20,000.0		—		20,000.0		449.0

Information in respect of earlier years is not provided for the above borrowers if they were then not among the top ten exposures as of March 31, 2011.

14. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2010		2011	2011
	(In millions)
Land and premises	Rs.	9,764.9	Rs.10,259.7	US$	230.3
Software and systems		5,918.8	7,087.9		159.1
Equipment and furniture		25,198.6	29,451.7		661.3

Property and equipment, at cost		40,882.3	46,799.3		1,050.7
Less: Accumulated depreciation		18,579.5	23,918.1		537.0

Property and equipment, net	Rs.	22,302.8	Rs.22,881.2	US$	513.7

During the fiscal year ended March 31, 2011, the Bank revised the estimated useful life of point of sale machines and certain information technology servers categorized in equipment and furniture. Depreciation on these assets is charged prospectively over the revised estimated useful lives of these assets. Consequently the net income before noncontrolling interest for the year was lower by Rs. 390.5 million.

Depreciation and amortization charged for the years ended March 31, 2009, 2010 and 2011 was Rs.3,731.4 million, Rs. 4,133.7 million and Rs.5,138.6million (US$ 115.4 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Other assets

Other assets include the following:

	As of March 31,
	2010		2011		2011
	(In millions)
Security deposits for leased property	Rs.	4,110.2	Rs.	2,812.8	US$	63.2
Sundry accounts receivable		8,024.1		6,666.5		149.7
Advance tax (net of provision for taxes)		9,733.9		9,743.7		218.8
Advances		1,288.3		799.0		17.9
Prepaid expenses		1,050.3		1,016.0		22.8
Restricted cash/ securitization margin for credit enhancement and securitized transactions		103.2		2,269.2		50.9
Derivatives		77,929.2		75,593.6		1,697.2
Others		11,848.9		16,631.6		373.1

Total	Rs.	114,088.1	Rs.	115,532.4	US$	2,593.6

16. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2010 and 2011 were as follows:

	As of March 31,
	2010		2011		2011
	(In millions)
Interest-bearing:
Savings deposits	Rs.	498,656.6	Rs.	634,476.8	US$	14,245.1
Time deposits		802,389.4		984,806.8		22,110.6

Total interest-bearing deposits		1,301,046.0		1,619,283.6		36,355.7
Non-interest bearing deposits		371,354.3		462,845.4		10,391.7

Total	Rs.	1,672,400.3	Rs.	2,082,129.0	US$	46,747.4

As of March 31, 2010 and March 31, 2011, time deposits of Rs. 630,337.1 million and Rs. 760,749.9million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2010 and March 31, 2011, time deposits in excess of Rs.0.1 million aggregated Rs. 678,013.4 million and Rs.872,241.2 million, respectively.

As of March 31, 2011, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2011
	(In millions)
Due to mature in the fiscal year ending March 31:
2012	Rs.	760,749.9	US$	17,080.2
2013		174,027.3		3,907.2
2014		39,307.1		882.5
2015		2,455.2		55.1
2016		5,530.8		124.2
Thereafter		2,736.5		61.4

Total	Rs.	984,806.8	US$	22,110.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings. These borrowings are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2010 and March 31, 2011 were comprised of the following:

	As of March 31,
	2010		2011		2011
	(In millions)
Borrowed in the call market	Rs.	12,269.1	Rs.	7,050.6	US$	158.3
Term borrowings from institutions/banks		22,942.7		15,609.9		350.4
Foreign currency borrowings		22,953.2		46,598.6		1,046.2
Bills rediscounted		40,000.0		7,427.6		166.8

Total	Rs.	98,165.0	Rs.	76,686.7	US$	1,721.7

Total borrowings outstanding:
Maximum amount outstanding	Rs.	141,802.3	Rs.	124,092.8	US$	2,786.1

Average amount outstanding	Rs.	61,493.4	Rs.	84,086.3	US$	1,887.9

Weighted average interest rate		3.6%		5.3%		5.3%

18. Long-term debt

Long-term debt as of March 31, 2010 and March 31, 2011 was comprised of the following:

	As of March 31,
	2010		2011		2011
	(In millions)
Subordinated debt	Rs.	63,531.0	Rs.	73,930.5	US$	1,659.9
Others		12,323.4		19,356.7		434.6

Total	Rs.	75,854.4	Rs.	93,287.2	US$	2,094.5

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2011
	(In millions)
Due in the fiscal year ending March 31:
2012	Rs.	4,927.1	US$	110.6
2013		9,931.9		223.0
2014		1,578.6		35.4
2015		4,890.0		109.8
2016		12,020.0		269.9
Thereafter (1)		57,939.6		1,300.8

Total	Rs.	91,287.2	US$	2,049.5

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

The outstanding balance as at March 31, 2010 and March 31, 2011 of Subordinated debt (lower tier II capital) was Rs.33,932.0 million and Rs. 33,312.0 million, respectively, upper tier II capital was Rs.27,599.0 million and Rs. 38,618.5million, respectively and perpetual debt was Rs. 2,000.0 million and Rs. 2,000.0 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2011, the Bank issued subordinated debt qualifying for Upper Tier II capital amounting to 11,050.0 million (previous year Nil).

As of March 31, 2010 and March 31, 2011 other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 7,413.8 million and Rs.5,351.4 million, respectively and functional currency borrowings aggregating to Rs. 4,909.6 million and Rs.14,005.3 million, respectively.

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below.

	As of March 31,
	2010		2011		2011
	(In millions)
Bills payable	Rs.	59,257.4	Rs.	56,361.5	US$	1,265.5
Remittances in transit		37,257.8		21,054.9		472.7
Accrued expenses		12,477.9		16,266.8		365.2
New account deposits		4,736.8		5,435.5		122.0
Accounts payable		43,631.0		44,626.7		1,001.9
Derivatives		75,326.1		74,401.8		1,670.4
Others		10,995.3		14,410.4		323.6

Total	Rs.	243,682.3	Rs.	232,557.6	US$	5,221.3

20. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2009		2010		2011		2011
	(In millions)
Current income tax expense	Rs.	9,312.1	Rs.	13,656.7	Rs.	22,905.4	US$	514.3
Deferred income tax (benefit) expense*		(1,574.7)		(1,318.3)		(1,207.1)		(27.1)

Income tax expense**	Rs.	7,737.4	Rs.	12,338.4	Rs.	21,698.3	US$	487.2

*	Includes deferred income tax benefits on the amortization of intangible assets of Rs. 1,111.8 million, Rs. 1,281.3 million and Rs.919.1 million for fiscals 2009, 2010 and 2011, respectively.
**	Does not include the deferred tax effects of unrealized gains and losses on available for sale securities that are included in accumulated other comprehensive income of Rs.5,021.8 million, Rs.2,955.3 million and Rs.2,402.1 million for fiscals 2009, 2010 and 2011, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2009		2010		2011		2011
	(In millions)
Net income before taxes	Rs.	22,935.1	Rs.	37,226.2	Rs.	63,225.6	US$	1,419.5
Effective statutory income tax rate		33.99%		33.99%		33.22%		33.22%
Expected income tax expense		7,795.6		12,653.2		21,002.0		471.5
Adjustments to reconcile expected income tax to actual tax expense
Permanent differences:
Stock-based compensation		724.2		1,217.0		1,132.0		25.4
Income exempt from taxes		(845.0)		(1,529.4)		(650.4)		(14.6)
Effect of change in statutory tax rate		—		—		106.2		2.4
Other, net		62.6		(2.4)		108.5		2.5

Income tax expense	Rs.	7,737.4	Rs.	12,338.4	Rs.	21,698.3	US$	487.2

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2010		2011		2011
	(In million)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	6,068.8	Rs.	5,935.0	US$	133.3
Unrealized loss on securities available for sale		47.7		2,771.1		62.3
Investments, others		409.7		244.6		5.5
Derivatives		142.5
Employee benefits		1,195.1		1,603.4		36.0
Others		1,768.7		2,148.2		48.2

Deferred tax asset		9,632.5		12,702.3		285.3

Taxable temporary differences:
Property and equipment		1,250.1		993.9		22.3
Loan origination cost		546.6		713.2		16.0
Derivatives		—		148.6		3.3
Intangible assets		3,046.0		2,126.9		47.8

Deferred tax liability		4,842.7		3,982.6		89.4

Net deferred tax (asset) liability	Rs.	(4,789.8)	Rs.	(8,719.7)	US$	(195.9)

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.

The major income tax jurisdiction for the Bank is India.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total unrecognized tax benefit as on March 31, 2010 and March 31, 2011 is Rs.691.3 million and Rs.691.3 million, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
	2010	2011	2011
	(In millions)
Opening balance	Rs.686.0	Rs.691.3	US$	15.5
Increase/(decrease) related to prior year tax positions	5.3	—		—

Closing balance	Rs.691.3	Rs.691.3	US$	15.5

The Bank’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs.691.3million as of March 31, 2011 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

The Bank’s policy is to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes. For the years ended March 31, 2009, 2010 and 2011, no amount was charged as interest and penalty cost to the income statement. The open tax years (first assessment by the tax authorities) is pending from fiscal 2009 onwards.

21. Stock-based compensation

The stock-based compensation plans of the Bank are as follows.

Employees Stock Option Scheme:

The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D” and in June 2010 Plan “E” of the Employees’ Stock Option Scheme (the “Plan”). Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share. The Bank reserved 50.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D” the Bank reserved 75.0 million equity shares with an aggregate nominal value of Rs.150.0 million and under Plan “E” the Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 200.0 million. Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share.

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

Plan B, Plan C, Plan D and Plan E provide for the issuance of options at the recommendation of the Compensation Committee at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange. For Plan B the price is that quoted on an Indian stock exchange with the highest trading volume during the preceding two weeks, while for Plan C, Plan D and Plan E the price is that quoted on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant.

Such options vest at the discretion of the Compensation Committee, generally between 1-3 years. These options are exercisable for a period following vesting at the discretion of the Compensation Committee, subject to a maximum of five years, as set forth at the time of the grant. Modifications, if any, made to the terms and conditions of these Plans as approved by the Compensation Committee are disclosed separately.

On December 18, 2010, the Compensation Committee of the Bank approved the grant of a total of 32,967,500 options (Scheme XVI) to the employees of the Bank.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Modification of employee stock option schemes

Effective April 1, 2007, the Indian government enacted a Fringe Benefit Tax (“FBT”) on equity compensation. On August 19, 2009, the Indian government abolished the FBT effective April 1, 2009. The FBT was calculated based on the difference between the fair market value as of the vesting date and the exercise price of the equity compensation awards granted to employees. The Bank recovered FBT from its employees, and such recovery was treated as an additional exercise price and was recorded as additional paid-in capital in the consolidated balance sheet. Because the abolition of the FBT resulted in a change in the exercise price of equity-compensation awards granted to its employees, the abolition has therefore been considered as a modification in the terms of grant of ESOPs. Accordingly, all outstanding ESOPs have been fair valued as of August 19, 2009 to determine additional compensation cost, if any. The additional cost charged as on March 31, 2010 and March 31, 2011 on account of this modification aggregated to Rs. 1,206.6 million and Rs.20.9 million, respectively.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a Binomial option pricing model with the following assumptions:

	Years ended March 31,
	2009	2010	2011
Dividend yield	0.75%	0.59%-0.69%	0.55%
Expected volatility	39.71%	44.68%-49.86%	30.00%
Risk-free interest rate	9.2%-9.3%	7.32%-7.71%	7.53%-7.62%
Expected lives	1-4 years	1-4 years	1-4.3 years

a) Employees stock option schemes (Plan A, Plan B, Plan C, Plan D and Plan E )

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted Years ending March 31,
	2009	2010	2011

Options available to be granted, beginning of year	53,079,000	50,258,500	14,732,500

Equity shares allocated for grant under the plan	0	0	100,000,000

Options granted	(6,265,000)	(36,341,250)	(32,967,500)

Forfeited/lapsed	3,444,500	815,250	1,717,750

Options available to be granted, end of year	50,258,500	14,732,500	83,482,750

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2009			2010			2011
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price

Options outstanding, beginning of year	84,689,000	Rs.	202.72	83,169,000	Rs.	208.29	94,811,500	Rs.	239.83

Granted	6,265,000		256.56	36,341,250		302.41	32,967,500		440.16

Exercised	(4,340,500)		140.21	(23,883,500)		185.68	(34,645,250)		222.14

Forfeited	(2,782,500)		211.69	(790,250)		273.54	(1,047,500)		333.27

Lapsed	(662,000)		164.61	(25,000)		71.72	(670,250)		255.27

Options outstanding, end of year	83,169,000	Rs.	208.29	94,811,500	Rs.	239.83	91,416,000	Rs.	317.60

Options exercisable, end of year	47,345,000	Rs.	191.64	55,874,000	Rs.	200.60	58,548,500	Rs.	248.80

Weighted average fair value of options granted during the year		Rs.	61.19		Rs.	117.24		Rs.	140.70
The following summarizes information about stock options outstanding as of March 31, 2011:

		As of March 31, 2011
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Plan A	Rs. 73.26 (or US$ 1.64)	34,500	0.99	73.26
Plan B	Rs. 71.72 to Rs. 219.74 (or US$ 1.61 to US$ 4.93)	7,167,000	1.82	197.70
Plan C	Rs. 126.12 to Rs. 219.74 (or US$ 2.83 to US$ 4.93)	9,503,500	1.61	179.34
Plan D	Rs. 219.74 to Rs. 340.96 (or US$ 4.93 to US$ 7.66)	41,843,500	3.03	273.47
Plan E	Rs. 440.16 (or US$ 9.88)	32,867,500	4.97	440.16

The intrinsic value of options exercised during the year ended March 31, 2009, 2010 and 2011 was Rs.2.0 million, Rs. 14.2 million and Rs.16.6 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2011 was Rs.81.0 million (previous year Rs.102.7 million) and Rs.81.0 million (previous year Rs.29.3 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs.1,624.9 million, Rs.3,251.3 million and Rs.3,407.7 million during the years ended March 31, 2009, March 31, 2010 and March 31, 2011, respectively. The total compensation cost recognized as on March 31, 2011 included Rs.20.9 million (previous year Rs. 976.8 million), respectively on account of the additional cost of options due to a modification in the terms of issue of certain options in August 2009. As at March 31, 2011, the total estimated compensation cost to be recognized in future periods was Rs.3,327.8 million (previous year Rs. 2,139.9 million). This is expected to be recognized over a weighted average period of 0.85 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) Employees Stock Option Schemes issued on acquisition of CBoP (Key ESOP-2004, General ESOP-2004 and General ESOP-2007)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	For the year ended March 31, 2009			For the year ended March 31, 2010			For the year ended March 31, 2011
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of year	17,741,085 *	Rs.	228.9	14,801,135	Rs.	232.7	7,718,900	Rs.	201.2

Exercised	(995,665)		154.1	(6,911,215)		162.8	(2,766,810)		211.7

Forfeited	(1,259,765)		236.7	(171,020)		216.8	—		—

Lapsed	(684,520)		241.0	—		—	(572,065)		240.5

Options outstanding, end of period	14,801,135	Rs.	232.7	7,718,900	Rs.	201.2	4,380,025	Rs.	189.5

Options exercisable, end of period	9,030,080	Rs.	216.7	7,718,900	Rs.	201.2	4,380,025	Rs.	189.5

*	Note: Being number of options exchanged on acquisition of CBoP

The following summarizes information about stock options outstanding as of March 31, 2011:

		As of March 31, 2011
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
Key ESOP-2004	Rs. 23.2 (or US$ 0.52)	324,080	2.04	Rs.	23.2
General ESOP -2004	Rs. 88.46 to Rs. 171.98 (or US$ 1.98 to US$3.86)	1,262,780	2.57	Rs.	125.58
General ESOP -2007	Rs. 232.58 to Rs. 251.72 (or US$ 5.22 to US$ 5.66 )	2,793,165	2.94	Rs.	237.68

The intrinsic value of options exercised during the year ended March 31, 2010 and March 31, 2011 was Rs.784.5 million and Rs.178.8 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2011 was Rs.380.2 million (previous period Rs.579.5 million) and Rs.380.2 million (previous period Rs.579.5 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 346.6 million, Rs. 329.3 million and Nil during the period ended March 31, 2009, March 31, 2010 and March 31, 2011 respectively.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Bank’s financial statements as of March 31, 2010 and March 31, 2011:

	As of March 31,
	2010		2011		2011
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	725.6	Rs.	992.0	US$	22.3
Service cost		209.9		269.5		6.1
Interest cost		58.9		78.0		1.8
Actuarial(gains)/ losses		46.7		103.0		2.3
Benefits paid		(49.1)		(81.7)		(1.8)

Projected benefit obligation, end of the period		992.0		1,360.8		30.7

Change in plan assets:
Fair value of plan assets, beginning of the period		453.7		517.4		11.6
Expected return on plan assets		38.9		23.6		0.5
Actuarial gains/(losses)		74.0		0.1		—

Actual return on plan assets		112.9		23.7		0.5
Employer contributions		—		200.6		4.5
Benefits paid		(49.2)		(81.7)		(1.8)

Fair value of plan assets, end of the period		517.4		660.0		14.8

Funded Status	Rs.	(474.6)	Rs.	(700.8)	US$	(15.7)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs.172.1 million. The accumulated benefit obligation as of March 31, 2010 and March 31, 2011 was Rs.540.8 million and Rs.685.1 million, respectively. The vested accumulated benefit obligation as on March 31, 2010 and March 31, 2011 was Rs. 418.6 million and Rs.502.5 million respectively.

Net gratuity cost for the years ended March 31, 2009, 2010 and 2011 was comprised of the following components:

	Fiscal years ended March 31,
	2009		2010		2011		2011
	(In millions)
Service cost	Rs.	164.3	Rs.	209.9	Rs.	269.5	US$	6.1
Interest cost		46.0		58.9		78.0		1.8
Expected return on plan assets		(31.0)		(38.8)		(23.6)		(0.5)
Actuarial (gains)/ losses		(21.6)		(27.3)		102.9		2.3

Net gratuity cost	Rs.	157.7	Rs.	202.7	Rs.	426.8	US$	9.7

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2009	2010	2011
	(% per annum)
Discount rate*	8.0	8.4	8.2
Rate of increase in compensation levels of covered employees	7.5	8.5	8.5
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2012	Rs.	31.9
2013		36.2
2014		45.0
2015		51.9
2016		68.3
2017-2021		363.7

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2011.

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2011, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2011
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	50.8%	15.2%	38.7%
Debenture and bonds	42.5%	38.6%	47.3%
Equity securities	4.1%	41.7%	—%
Other	2.6%	4.5%	14.0%
Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2011 are provided separately.

Pension

In respect of pensions payable to certain erstwhile CBoP employees, which are payable pursuant to a defined benefit scheme, the Bank contributes 10% of basic salary to a pension fund set up by the Bank and administered by the board of trustees and the balance amount is provided based on an actuarial valuation at the balance sheet date conducted by an independent actuary. In respect of employees who have moved to a cost to company (CTC) driven compensation structure and have completed services up to 15 years as on the date of movement to CTC driven compensation structure, any contribution made until such date, and any additional one-time contribution made for employees (who have completed more than 10 years but less than 15 years) stand frozen and will be converted into an annuity on separation after a lock-in-period of two years. Hence for this category of employees, liability stands frozen and no additional provision is required except for interest, if any. In respect of employees who accepted the offer and have completed services for more than 15 years, the pension would be paid based on the employee’s salary as of the date of movement to CTC driven compensation structure and a provision is made based on an actuarial valuation at the balance sheet date conducted by an independent actuary.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2010 and March 31, 2011:

	As of March 31,
	2010		2011		2011
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	346.0	Rs.	407.0	US$	9.1
Service cost		12.1		17.6		0.4
Interest cost		27.3		30.5		0.7
Actuarial (gains)/losses		64.4		188.6		4.2
Benefits paid		(42.8)		(69.9)		(1.6)

Projected benefit obligation, end of the period		407.0		573.8		12.8

Change in plan assets:
Fair value of plan assets, beginning of the period		369.0		387.8		8.7
Expected return on plan assets		30.3		32.8		0.7
Actuarial gains/(losses)		26.6		28.5		0.6

Actual return on plan assets		56.9		61.3		1.3
Employer contributions		4.6		54.3		1.2
Benefits paid		(42.7)		(69.9)		(1.6)

Fair value of plan assets, end of the period		387.8		433.5		9.6

Funded Status	Rs.	(19.2)	Rs.	(140.3)	US$	(3.2)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs.3.5 million. The accumulated benefit obligation as of March 31, 2010 and March 31, 2011 was Rs.248.5 million and Rs.393.7 million, respectively. The vested accumulated benefit obligation as of March 31, 2010 and March 31, 2011 was Rs.192.8 million and Rs.227.9 million, respectively.

Net pension cost for the year ended March 31, 2009, March 31, 2010 and March 31, 2011 was comprised of the following components:

	As of March 31,
	2009		2010		2011		2011
	(in millions)
Service cost	Rs.	14.3	Rs.	12.1	Rs.	17.6	US$	0.4
Interest cost		29.6		27.3		30.5		0.7
Expected return on plan assets		(20.3)		(30.3)		(32.8)		(0.7)
Actuarial (gains)/losses		(11.3)		37.8		160.1		3.6

Net pension cost	Rs.	12.3	Rs.	46.9	Rs.	175.4	US$	4.0

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2009	2010	2011
	(% per annum)
Discount rate*	8.0	8.4	8.2
Rate of increase in compensation levels of covered employees	7.5	8.5	8.5
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2012	Rs.	58.8
2013		59.0
2014		52.7
2015		25.0
2016		48.9
2017-2021		309.4

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2011.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities, oil bonds and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits and other benefits as at March 31, 2011 is as follows:

Asset category	Pension Benefits
Government securities	39.8%
Debenture and bonds	36.2%
Other	24.0%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 32 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2010 and March 31, 2011 are summarized in the table below.

	As of March 31, 2010						As of March 31, 2011
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	170.1	Rs.	—	Rs.	—	Rs.	178.1
Funds managed by insurance company (2)		—		268.4		—		—		358.9		—
Funds managed by trust
- Government securities		—		208.4		—		—		220.2		—
- Debenture and bonds		—		211.5		—		—		215.1		—
- Others		46.8		—		—		121.2		—		—

Total	Rs.	46.8	Rs.	688.3	Rs.	170.1	Rs.	121.2	Rs.	794.2	Rs.	178.1

The tables below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2010 and 2011.

Particular	Funds managed by Insurance companies as of March 31, 2010
	(In millions)
Balance as on April 1, 2009	Rs.	190.4
Actual return on plan assets held at reporting date		16.4
Purchases, sales and settlements		(36.7)

Balance as at March 31, 2010	Rs.	170.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Funds managed by Insurance companies as of March 31, 2011
Particular	(In millions)
Balance as on April 1, 2010	Rs.	170.1	US$	3.8
Purchases, sales and settlements		8.0		0.2

Balance as at March 31, 2011	Rs.	178.1	US$	4.0

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs.181.6 million, Rs. 229.7 million and Rs. 258.6 million to the superannuation plan for the years ended March 31, 2009, 2010 and 2011, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 6,500, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs.815.7 million, Rs. 810.8 million, Rs. 928.8 million to the provident fund for the years ended March 31, 2009, 2010 and 2011, respectively.

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

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement is a financial contract between two parties to exchange interest payments for a ‘notional principal’ amount on settlement date, for a specified period from start date to maturity date. Forward rate agreements are agreements that give the buyer the ability to determine the underlying rate of interest for a specified period, commencing on a specified future date (the settlement date). Currency options give the buyer, the right but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates, during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine fair values of its derivative financial instruments. These models use market inputs that are observable directly or indirectly except credit risk.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2010 and March 31, 2011, together with the fair values on each reporting date.

	As of March 31, 2010
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,020,529.7	Rs.	14,250.4	Rs.	15,811.2	Rs.	(1,560.8)
Forward rate agreements		1,796.0		15.0		14.9		0.1
Currency options		372,863.7		11,833.8		12,426.1		(592.3)
Currency swaps		26,820.8		1,625.0		449.2		1,175.8
Forward exchange contracts		2,281,083.5		50,205.0		46,624.7		3,580.3

Total	Rs.	4,703,093.7	Rs.	77,929.2	Rs.	75,326.1	Rs.	2,603.1

	As of March 31, 2011
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,045,524.2	Rs.	18,885.7	Rs.	20,835.1	Rs.	(1,949.4)	US$	45,925.6	US$	(43.8)
Forward rate agreements		614.6		0.6		0.5		0.1		13.8		—
Currency options		358,206.1		5,448.6		5,840.6		(392.0)		8,042.3		(8.8)
Currency swaps		35,368.4		927.5		726.3		201.2		794.1		4.5
Forward exchange contracts		3,006,909.9		50,331.2		46,999.3		3,331.9		67,510.3		74.9

Total	Rs.	5,446,623.2	Rs.	75,593.6	Rs.	74,401.8	Rs.	1,191.8	US$	122,286.1	US$	26.8

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to Derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	(In millions)
	2010		2011		2011

Interest rate derivatives	Rs.	(93.6)	Rs.	(1,815.4)	US$	(40.8)
Forward rate agreements		(0.1)		(0.1)		—
Currency options		(6,057.5)		254.8		5.7
Currency swaps		419.2		(721.3)		(16.2)
Forward contracts		8,643.0		(1,591.8)		(35.7)

Total gains/(losses)	Rs.	2,911.0	Rs.	(3,873.8)	US$	(87.0)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In terms of FASB ASC 460-10 the Bank has recognized a liability of Rs.742.2million as of March 31, 2011 in respect of guarantees issued or modified. Based on historical trends, in terms of FASB ASC 450 the Bank has recognized a liability of Rs.394.1 million as of March 31, 2011.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2010		2011		2011
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	58,053.1	Rs.	62,104.7	US$	1,394.4
Performance guarantees		40,808.9		54,857.1		1,231.6
Documentary credits		128,152.6		154,406.1		3,466.7

Total	Rs.	227,014.6	Rs.	271,367.9	US$	6,092.7

Estimated fair values:
Guarantees	Rs.	(615.6)	Rs.	(742.2)	US$	(16.7)
Documentary credits		(166.7)		(166.2)		(3.7)

Total	Rs.	(782.3)	Rs.	(908.4)	US$	(20.4)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 518,524.9 million as of March 31, 2011. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2010 and March 31, 2011. The estimated fair value amounts as of March 31, 2010 and March 31, 2011 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

Available for sale securities:

Available for sale investments principally comprise debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using a market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. For more information on the fair value of these securities, refer to Note 7.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

A comparison of the fair values and carrying values of financial instruments other than derivatives (see note 23) is set out below:

	As of March 31,
	2010				2011
	Carrying Value		Estimated Fair Value		Carrying Value		Estimated Fair Value		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	297,558.5	Rs.	297,558.5	Rs.	288,902.1	Rs.	288,902.1	US$	6,486.4	US$	6,486.4
Term placements		58,166.3		58,126.8		102,049.4		101,982.3		2,291.2		2,289.7
Investments held for trading		28,158.8		28,158.8		38,216.9		38,216.9		858.0		858.0
Investments available for sale		481,398.8		481,398.8		628,704.9		628,704.9		14,115.5		14,115.5
Securities purchased under agreements to resell		20,000.0		20,000.0		—		—		—		—
Loans		1,297,180.4		1,310,088.0		1,622,856.0		1,626,854.0		36,435.9		36,525.7
Accrued interest receivable		13,767.3		13,767.3		19,752.6		19,752.6		443.5		443.5
Financial Liabilities:
Interest-bearing deposits		1,301,046.0		1,305,346.0		1,619,283.6		1,624,611.7		36,355.7		36,475.3
Non-interest-bearing deposits		371,354.3		371,354.3		462,845.4		462,845.4		10,391.7		10,391.7
Securities sold under repurchase agreements		—		—		60,000.0		60,000.0		1,347.1		1,347.1
Short-term borrowings		98,165.0		98,165.0		76,686.7		76,686.7		1,721.7		1,721.7
Accrued interest payable		19,964.2		19,964.2		27,746.0		27,746.0		622.9		622.9
Long-term debt		75,854.4		78,134.1		93,287.2		94,373.6		2,094.5		2,118.8

25. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in Note 2. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and makes loans, provides credit cards and debit cards, distributes third-party financial products, such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations and of net interest revenue/ expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite yield curve which broadly tracks market-discovered interest rates.

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions.

Summarized segment information for the years ended March 31, 2009, 2010 and 2011:

	Fiscal years ended March 31,
	2009								2010
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income (External)	Rs.	35,404.3	Rs.	34,197.8	Rs.	3,279.8	Rs.	72,881.9	Rs.	39,284.6	Rs.	41,715.4	Rs.	(68.7)	Rs.	80,931.3
Net interest income (Internal)		23,609.6		(23,304.1)		(305.5)		—		31,570.0		(31,547.8)		(22.2)		—
Net interest revenue		59,013.9		10,893.7		2,974.3		72,881.9		70,854.6		10,167.6		(90.9)		80,931.3
Less: Provision for credit losses		18,277.5		2,117.4		—		20,394.9		16,586.3		1,607.6		—		18,193.9

Net interest revenue, after allowance for credit losses		40,736.4		8,776.3		2,974.3		52,487.0		54,268.3		8,560.0		(90.9)		62,737.4
Non-interest revenue		26,353.4		6,375.6		874.0		33,603.0		30,417.4		5,565.6		6,916.7		42,899.7
Non-interest expense		(54,559.5)		(7,887.5)		(707.9)		(63,154.9)		(59,620.7)		(8,016.4)		(773.8)		(68,410.9)
Income before income tax	Rs.	12,530.3	Rs.	7,264.4	Rs.	3,140.4	Rs.	22,935.1	Rs.	25,065.0	Rs.	6,109.2	Rs.	6,052.0	Rs.	37,226.2

Segment assets:
Segment average total assets	Rs.	850,977.7	Rs.	911,206.8	Rs.	89,695.1	Rs.	1,851,879.6	Rs.	935,427.3	Rs.	1,023,020.0	Rs.	54,682.5	Rs.	2,013,129.8

	Fiscal year ended March 31,
	2011
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)

Net interest income (External)	Rs.	57,723.7	Rs.	50,959.5	Rs	(280.9)	Rs.	108,402.3	US$	2,433.6
Net interest income (Internal)		30,895.4		(32,113.5)		1,218.1		—		—
Net interest revenue		88,619.1		18,846.0		937.2		108,402.3		2,433.6
Less: Provision for credit losses		5,585.5		4,036.4		—		9,621.9		216.0

Net interest revenue, after allowance for credit losses		83,033.6		14,809.6		937.2		98,780.4		2,217.6
Non-interest revenue		39,287.4		6,342.3		1,185.7		46,815.4		1,051.1
Non-interest expense		(70,459.0)		(10,851.2)		(1,060.0)		(82,370.2)		(1,849.2)

Income before income tax	Rs.	51,862.0	Rs.	10,300.7	Rs.	1,062.9	Rs.	63,225.6	US$	1,419.5

Segment assets:
Segment average total assets	Rs.	1,191,386.4	Rs.	1,287,233.9	Rs.	81,336.0	Rs.	2,559,956.3	US$	57,475.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total amount of goodwill that arose from the acquisition of CBoP in the fiscal period ended March 31, 2009 was Rs. 74,937.9 million and no tax deduction is available on the said amount. The entire amount of goodwill was allocated to the retail banking segment.

26. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 23) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2010 and March 31, 2011 aggregated Rs. 1,628.1 million and Rs. 3,551.2 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. Some of the provisions of indirect tax laws that have been recently promulgated remain open to interpretations. The Bank estimates the provision for these indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank which are not acknowledged as debts as of March 31, 2011 aggregated to Rs.1,538.9 million (previous year Rs.179.6million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

Operating leases are primarily comprised of office premises, employee residences and ATMs, with a renewal option of the Bank. The future minimum lease payments as of March 31, 2011 were as follows:

Year ending March 31,	Benefit payments
	(In millions)
2012	Rs.	4,378.9	US$	98.3
2013		4,171.2		93.7
2014		3,837.2		86.2
2015		3,515.2		78.9
2016		3,234.4		72.6
Thereafter		6,314.0		141.8

Total	Rs.	25,450.9	US$	571.5

27. Related party transactions

The Bank’s principal related parties consist of HDFC Limited, its principal owner, subsidiaries of HDFC Limited and affiliates of the Bank. Transactions disclosed under “others” primarily consist of transactions with subsidiaries of HDFC Limited and affiliates of the Bank. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank, being an authorized dealer, deals in foreign exchange and derivative transactions with certain parties which include the principal owner and related companies. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The Bank’s related party balances and transactions are summarized as follows:

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances payable to related parties are as follows:

	As of March 31,
	2010						2011
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	9,287.9	Rs.	1,729.9	Rs.	11,017.8	Rs.	6,600.2	Rs.	1,805.4	Rs.	8,405.6	US$	188.7
Balances in interest- bearing deposits		15,000.0		691.5		15,691.5		9,598.0		210.6		9,808.6		220.2
Accounts payable		1.5		—		1.5		—		—		—		—

Total	Rs.	24,289.4	Rs.	2,421.4	Rs.	26,710.8	Rs.	16,198.2	Rs.	2,016.0	Rs.	18,214.2	US$	408.9

Balances receivable from related parties are as follows:

	As of March 31,
	2010						2011
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	43.8	Rs.	43.8	Rs.	—	Rs.	—	Rs.	—	US$	—
Other assets		130.8		1,018.9		1,149.7		84.4		599.8		684.2		15.4

Total	Rs.	130.8	Rs.	1,062.7	Rs.	1,193.5	Rs.	84.4	Rs.	599.8	Rs.	684.2	US$	15.4

Purchase of property and equipment from related parties for the years ended March 31, 2010 and 2011 were Rs. 20.0 million and Nil, respectively.

Included in the determination of net income are the following significant transactions with related parties:

	March 31,
	2009						2010						2011
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	557.6	Rs.	5,000.6	Rs.	5,558.2	Rs.	769.0	Rs.	5,338.8	Rs.	6,107.8	Rs.	807.2	Rs.	7,620.7	Rs.	8,427.9	US$	189.2
Interest and Dividend revenue		—		22.1		22.1		—		25.8		25.8		—		45.0		45.0		1.0
Non-interest expense-Premises and equipment		(6.9)		(7.6)		(14.5)		(8.5)		(13.7)		(22.2)		(17.3)		(12.6)		(29.9)		(0.7)

Other transactions with principal owners are as follows:

During the years ended March 31, 2010 and March 31, 2011, the Bank purchased “AAA” rated home loans aggregating Rs.48,702.9 million and Rs. 43,789.7million, respectively. Dividends paid to HDFC Limited and its subsidiaries for the years ended March 31, 2010 and 2011 were Rs.524.4 million and Rs. 943.7million, respectively. The Bank also enters into foreign exchange and derivative transactions with HDFC Ltd. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2011 was Rs.2,500million (previous year Rs.9,701.2 million) and Rs.65.8million (previous year Rs.18.9million), respectively.

On June 2, 2008 HDFC Limited subscribed to the preferential offer of 131,001,100 warrants convertible into 131,001,100equity shares of HDFC Bank Limited at a price of Rs. 306.03 per equity share. The allotment was in terms of the SEBI guidelines. During the previous year, HDFC Limited exercised its right to convert the above warrants into equity shares and the Bank received an amount of Rs. 36,080.6 million from HDFC Limited.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. Regulatory capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position. As per RBI’s prudential norms on Capital adequacy under the Basel 1 framework (Basel 1), the Bank is required to maintain a Capital to Risk- weighted Asset Ratio of a minimum 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on ‘Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework’ (Basel II). The Bank has migrated to the new framework effective March 31, 2009. Under Basel II guidelines, the Bank is required to maintain a minimum Capital to Risk-weighted Asset Ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by the Bank as on March 31, 2011 is subject to a prudential floor, which is the higher of the following amounts:

a)	Minimum capital required as per the new framework (Basel II); or

b)	80% of the minimum capital required to be maintained as per the Basel I framework.

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II frameworks, are as follows:

	Basel I, as of March 31,						Basel II, as of March 31,
	2010		2011		2011		2010		2011		2011
			(In millions)				(In millions)
Tier 1 capital	Rs.	205,488.5	Rs.	237,704.1	US$	5,336.9	Rs.	205,488.5	Rs.	237,183.5	US$	5,325.2
Tier 2 capital		64,919.4		77,438.1		1,738.6		64,919.4		77,438.1		1,738.6

Total capital	Rs.	270,407.9	Rs.	315,142.2	US$	7,075.5	Rs.	270,407.9	Rs.	314,621.6	US$	7,063.8

Total risk- weighted assets and contingents	Rs.	1,643,327.7	Rs.	2,057,206.2	US$	46,187.8	Rs.	1,549,830.1	Rs.	1,939,602.6	US$	43,547.4

Capital ratios of the Bank:
Tier 1		12.50%		11.56%				13.26%		12.23%
Total capital		16.45%		15.32%				17.44%		16.22%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%				6.00%		6.00%
Total capital		9.00%		9.00%				9.00%		9.00%

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2011 cannot exceed 35% of net income of Rs.39,264.0 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2009, 2010 and 2011 were Rs. 2.00, Rs. 2.60 and Rs. 3.30 per equity share, respectively.

29. Earnings per equity share

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs. 10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. The number of issued and subscribed equity shares increased to 2,326,128,420 shares of par value Rs. 2.0 each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. 1 ADS continues to represent 3 shares.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 22.5 million and 16.4 million were excluded from the calculation of diluted earnings per share for the years ended March 31, 2010 and March 31, 2011, respectively, as these were anti-dilutive for the years.

	As of March 31,
	2009	2010	2011
Weighted average number of equity shares used in computing basic earnings per equity share	2,074,872,790	2,182,197,865	2,309,042,936
Effect of potential equity shares for stock options outstanding	10,589,375	27,045,525	32,879,357

Weighted average number of equity shares used in computing diluted earnings per equity share	2,085,462,165	2,209,243,390	2,341,922,293

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2009		2010	2011	2011
Basic earnings per share	Rs.	7.28	Rs.11.26	Rs.17.84	US$	0.40
Effect of potential equity shares for stock options outstanding		0.04	0.14	0.25		0.01

Diluted earnings per share	Rs.	7.24	Rs.11.12	Rs.17.59	US$	0.39

Basic earnings per ADS	Rs.	21.84	Rs.33.78	Rs.53.52	US$	1.20
Effect of potential equity shares for stock options outstanding		0.12	0.42	0.75		0.03

Diluted earnings per ADS	Rs.	21.72	Rs.33.36	Rs.52.77	US$	1.17

30. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-banking financial company and a subsidiary of the Bank. As at March 31, 2011, the stake-holding of the Bank in HDBFSL was 97.68%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2011 the Bank holds a 63.76% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2011, HDFC Bank Ltd. and its subsidiaries hold 46.54% of the equity interests of ADFC. Members of the Bank’s management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

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

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/ (decrease) in the carrying value in these companies was Rs.(45.8) million in fiscal 2011 (previous year Rs.60.6million). This is included under non-interest revenue –other, net.

32. Fair value measurement

FASB Accounting Standards Codification “ASC” 820 (Topic 820) Fair Value Measures and Disclosures, defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

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

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon market standard valuation methodologies or internally developed models that primarily use, as inputs, observable market-based parameters such as yield curves. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over tie.

Financial assets and financial liabilities measured at fair value on a recurring basis:

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Held to maturity securities: There were no HTM securities as of March 31, 2010 and March 31, 2011.

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 642.8 million on a recurring basis as of March 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)
			(In millions)
Investments held for trading	Rs.	28,158.8	Rs.	521.8	Rs.	27,637.0
Investments available for sale		480,756.0		484.7		480,271.3

Total	Rs.	508,914.8	Rs.	1,006.5	Rs.	507,908.3

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 587.9 million on a recurring basis as of March 31, 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)
			(In millions)
Trading account securities	Rs.	38,216.9	Rs.	2.9	Rs.	38,214.0
Securities Available-for-Sale		628,116.8		874.0		627,242.8

Total	Rs.	666,333.7	Rs.	876.9	Rs.	665,456.8
	US$	14,960.4	US$	19.7	US$	14,940.7

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Derivative assets	Rs.	77,929.2	Rs.	—	Rs.	77,929.2	Rs.	—
Derivative liabilities	Rs.	75,326.1	Rs.	—	Rs.	75,326.1	Rs.	—

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Derivative assets	Rs.	75,593.6	Rs.	—	Rs.	75,593.6	Rs.	—
Derivative liabilities	Rs.	74,401.8	Rs.	—	Rs.	74,401.8	Rs.	—

33. Accumulated other comprehensive income

The cumulative balances included in accumulated other comprehensive income are:

	As of March 31,
	2010		2011		2011
	(In millions)

Net unrealized loss on available for sale securities	Rs.	(183.3)	Rs.	(5,661.0)	US$	(127.1)
Foreign currency translation reserve		(15.4)		(51.5)		(1.2)

	Rs.	(198.7)	Rs.	(5,712.5)	US$	(128.3)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. Business combination

Effective May 23, 2008, the Bank acquired Centurion Bank of Punjab Limited (“CBoP”) . Both the entities were banking companies incorporated under the Companies Act, 1956 and licensed by the Reserve Bank of India under the Banking Regulation Act, 1949.

The transaction was completed during the fiscal year ended March 31, 2009 and accounted for as business combination, which resulted in goodwill of Rs. 74,937.9 million and intangible assets of Rs. 16,002.0 million. CBoP, a private sector Bank, offered a wide spectrum of retail, small and medium enterprise and corporate banking products and services. The primary purpose for the acquisition was to realize potential synergies and growth opportunities from combining the businesses of CBoP. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill.

The purchase consideration amounted to Rs. 102,769.4 million, of which Rs. 100,469.5 million was paid by way of the issuance of five equity share of HDFC Bank Limited (face value Rs.2.0) in exchange for every 29 equity shares of CBoP (face value Re. 1.0).

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

The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of May 23, 2008 as summarized below:

	(in millions)		(in millions)
Purchase Price
Issue of 349,419,780 equity shares	Rs.	100,469.5	US$	2255.7
Direct acquisition costs		622.8		14.0
Issue of stock options to employees		1,677.1		37.7

Total purchase price		102,769.4		2,307.4

Assets acquired:
Cash and cash equivalents		20,567.5		461.8
Term placements		9,318.7		209.2
Investments, available for sale		57,236.7		1,285.1
Loans		152,030.3		3,413.3
Accrued interest receivable		2,296.9		51.6
Property and equipment, net		3,288.9		73.8
Intangible assets		16,002.0		359.3
Other assets		6,093.6		136.8

Total assets acquired		266,834.6		5,990.9

Liabilities assumed:
Deposits		208,155.7		4,673.4
Short-term borrowings		591.9		13.3
Accrued interest payable		2,349.0		52.7
Long-term debt		14,687.8		329.8
Accrued expenses and other liabilities		13,218.7		296.8

Total estimated liabilities acquired		239,003.1		5,366.0

Total fair value of net assets acquired		27,831.5		624.9

Goodwill	Rs.	74,937.9	US$	1,682.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total amount of goodwill is Rs.74,937.9 million and no tax deduction is available on the said amount. The entire amount of goodwill is allocated to the retail banking segment.

Intangible assets acquired

The estimated useful lives of the intangible assets as of May 23, 2008 were as follows:

	Fair value				Weighted average life
	(in millions)				(in years)
Intangible assets subject to amortization:
Branch network	Rs.	8,335.0	US$	187.1	6
Customer list		2,710.0		60.8	2
Core deposit		4,414.0		99.1	5
Favorable leases		543.0		12.2	15

Total	Rs.	16,002.0	US$	359.2	5.35

35. Subsequent events

i)	In the meeting of Board of Directors of the Bank held on April 18, 2011, the Board recommended a dividend of Rs. 3.30 per share, which has been subsequently approved by the shareholders in their Annual General Meeting held on July 6, 2011. The total amount of dividend of Rs. 8,921.5 million including tax on distributed profits was paid subsequent to July 6, 2011.

ii)	By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split which reduced the par value of each equity share from Rs. 10.0 to Rs. 2.0 per share effective as of July 16, 2011. Consequently, the number of equity shares issued increased to 2,326,128,420 shares of Rs. 2.0 each. All share/ADS and per share/ADS information in the consolidated financial statements reflect the effect of these events retroactively.

iii)	By a special resolution on July 6, 2011, the shareholders of the Bank also authorized the Board of Directors of the Bank to make appropriate adjustments to stock options under its various schemes such that all employee stock options available for grant and those already granted but not exercised as on the record date (viz. July 16, 2011) shall be proportionately converted into options for shares of face value Rs. 2.0 each and the grant price on all outstanding stock options on the record date shall be proportionately adjusted by dividing the existing grant price by Rs. 5.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashi Jagdishan
Name: Sashi Jagdishan
Title: Head Finance

Date: September 30, 2011

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

2.2	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

4.1	Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission upon its request, the instruments relating to the long-term debt for securities authorized there under that do not exceed 10% of HDFC Bank Limited’s total assets.

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