Form 20-F
period 2012-03-31
HDFC BANK LTD
filed 2012-07-27
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

Name: Sanjay Dongre, Executive Vice President (Legal) and Company Secretary

Telephone: 91-22-2490-2934 /or 91-22-2498-8484, Ext. 3473

Email: sanjay.dongre@hdfcbank.com

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

Equity Shares, as of March 31, 2012            2,346,688,270

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Exchange Rates and Certain Defined Terms	1
		Risk Factors	24
		Selected Financial and Other Data	49
Item 4	Information on the Company	Business	3
		Selected Statistical Information	52
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	71
		Principal Shareholders	110
		Related Party Transactions	111
		Supervision and Regulation	120
Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	71
		Merger of Centurion Bank of Punjab	76
Item 6	Directors, Senior Management and Employees	Business—Employees	23
		Management	93
		Principal Shareholders	110
Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	110
		Management—Loans to Members of our Senior Management	103
		Related Party Transactions	111
Item 8	Financial Information	Business—Legal Proceedings	23
Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	35
		Restrictions on Foreign Ownership of Indian Securities	140
Item 10	Additional Information	Management	93
		Description of Equity Shares	37
		Dividend Policy	48
		Taxation	114
		Supervision and Regulation	120
		Exchange Controls	138
		Restrictions on Foreign Ownership of Indian Securities	140
		Additional Information	143
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	17
		Selected Statistical Information	52
Item 12	Description of Securities Other than Equity Securities	Not Applicable
Item 12D	ADSs fee disclosure	Description of American Depository Shares—Fees and Charges for Holders of American Depository Shares	44

ii

	Item Caption	Location	Page
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Controls and Procedures	104
		Management’s Report on Internal Control Over Financial Reporting	144
		Report of Independent Registered Public Accounting Firm	145
Item 16A	Audit Committee Financial Expert	Management—Audit and Compliance Committee Financial Expert	105
Item 16B	Code of Ethics	Management—Code of Ethics	105
Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	105
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Item 16F	Changes in or disagreements with accountants	Not Applicable
Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	106

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “ Rs.” or “rupees” or “INR” or “Indian rupees” are to the legal currency of India.

Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences insofar as they relate to us include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes.

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

During fiscal 2008 the rupee appreciated against the USD. Strong capital flows ensured that the rupee moved with an upside bias in the period. However, in fiscal 2009 the trend reversed on account of the sub-prime crisis and global risk aversion that led to a portfolio outflows and ensured that the rupee came under strong selling pressure in the period. The INR managed to recover somewhat in fiscal 2010 in line with the pickup in the domestic economy and improvement in global risk appetite. In fiscal 2011 the rupee was range bound as capital flows just about managed to balance the drag from external debt servicing and import payments. However, in fiscal year 2012 the INR depreciated (the high and low during fiscal 2012 was Rs. 53.71 per US$ and Rs. 44.00 per US$ respectively) coming under strain amidst a widening current account deficit, thin capital inflows and rising global uncertainty spurred by lingering financial and economic instability in Europe and the USA.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in The City of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2008	40.02	40.13	43.05	38.48
2009	50.87	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	47.81	53.71	44.00

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
January 2012	49.54	51.00	53.11	49.39
February 2012	48.99	49.18	49.48	48.65
March 2012	50.89	50.36	51.38	49.14
April 2012	52.65	51.69	52.65	50.64
May 2012	56.38	54.33	56.38	52.50
June 2012	55.57	55.94	57.13	54.91

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 50.89 on March 31, 2012. The noon buying rate on July 20, 2012 was Rs. 55.27 per US$1.00.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors”.

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

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2012, we expanded our operations from 684 branches and 1,605 Automated Teller Machines (ATMs) in 320 cities to 2,544 branches and 8,913 ATMs in 1,399 cities. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 1,013.2 billion as of March 31, 2007 to Rs. 3,571.2 billion as of March 31, 2012. Our net income has increased from Rs. 11.0 billion for fiscal 2007 to Rs. 49.8 billion for fiscal 2012.

We acquired Centurion Bank of Punjab Limited (CBoP), a new generation private sector Indian bank that offered retail, small and medium enterprise and corporate banking products and services, similar to ours. Our shareholders approved the acquisition on March 27, 2008, and it became effective May 23, 2008. As consideration for the acquisition, every 29 equity shares of CBoP were exchanged for one of our equity shares. The primary purpose of the acquisition was to realize potential synergies and growth opportunities. We acquired over two million customers, approximately Rs. 266,834.6 million in assets and assumed approximately Rs. 239,003.1 million in liabilities. The fair value of the net assets we acquired was Rs. 27,831.5 million on the date we acquired CBoP, which resulted in goodwill of Rs. 74,937.9 million.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. It was a challenging year for the Indian economy with lingering concerns over global growth prospects and financial stability weighing on external demand and international funding. Further, local headwinds such as inflation, rising interest rates and policy impediments exacerbated the impact of a shaky global environment on domestic growth. Aggressive monetary tightening curtailed leveraged spendings pulling private consumption growth lower from 8.1% for fiscal 2011 to 6.5% for fiscal 2012, while policy hurdles such as land acquisition problems and environmental clearances dampened investment momentum, with investment growth lower at 5.8% from 11.1% a year ago. The intensification of the debt crisis in Europe as well as a moderation in emerging markets across the globe reduced export growth sharply in the second half of fiscal 2012 to 6% from close to 25% in the first half of fiscal 2012, weakening a vital support for GDP growth in fiscal 2012. Despite a slowdown in growth over fiscal year 2012, India has continued to outperform the global economy. With world output growth likely to remain relatively feeble at 3.3% in 2012 against 3.8% in 2011, we believe structural supports from a rapidly expanding rural and semi-urban economy, favorable demographics and low product penetration are likely to continue to keep domestic growth higher than world growth.

Notwithstanding our pace of growth, we believe, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2012, our net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.2% of net customer assets. In addition, our net customer assets represented 81.9% of our customer deposits and customer deposits represented 69.0% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 47.3% of average total deposits for fiscal 2012. These low-cost deposits led to an average cost of funds including equity for fiscal 2012 of 4.9%.

We are part of the HDFC group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, and life and other insurance. HDFC Limited and its subsidiaries owned 23.15% of our outstanding equity shares as of March 31, 2012. Our Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of our shareholders and the Reserve Bank of India (RBI). Mr. Keki Mistry – Vice Chairman and Chief Executive Officer of HDFC Limited, and Mrs. Renu Karnad – Managing Director of HDFC Limited are members of our Board of Directors. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited respectively and mutual funds of HDFC Asset Management Company Limited.

We had a cash outflow of approximately Rs. 6.0 billion, Rs. 5.8 billion and Rs. 7.9 billion in fiscals 2010, 2011 and 2012, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 13.7 billion in fiscal 2013. This budgeted amount includes Rs. 2.0 billion to expand our branch and back office network, Rs. 0.9 billion to expand our ATM network, Rs. 0.5 billion to expand our Electronic Data Capture terminal network and Rs. 10.3 billion to upgrade and expand our hardware, data center, network and other systems. Our capital expenditure needs may change depending on, among other factors, the business environment prevailing at the time, consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

We have two subsidiaries as per local laws: HDFC Securities Limited (“HSL”) and HDB Financial Services Limited (“HDBFS”). HSL is primarily in the business of providing brokerage services through the internet and other channels. HDBFS is a non-deposit taking non-bank finance company (“NBFC”). We have consolidated the financial statements of Atlas Documentary Facilitators Company Private Limited (“ADFC”), which provides back office transaction processing services, in our U.S. GAAP financial statements.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States for the 2007 ADS offering is Depositary Management Corporation, 570 Lexington Avenue, 44th Floor, New York, NY 10022 and that for the 2001 and 2005 ADS offerings and Patriot Act information gathering is CT Corporation, 111 Eighth Avenue, New York, NY 10011.

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

Our use of technology

Since our inception, we have made and continue to make investments in our technology platform and systems, to build multiple distribution channels, including an electronically linked branch network, automated telephone banking, internet banking and banking through mobile phones, to offer our customers convenient access to various products. During fiscal 2012, we added more capability to our internet banking platform, launched mobile banking for 2G customers and launched applications for various mobile platforms.

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

We have implemented a risk management engine for internet transactions coupled with various multi-factor authentication, which has reduced phishing attacks. We have also implemented a digital certificate-based security engine for corporate internet banking customers. Credit and debit cards usage of our customers is secured by a proactive risk manager technology solution which uses rules-based SMS alerts as well as prompts customer service representatives to call the customer on detecting abnormal usage behavior. This helps in minimizing probable losses to customers on account of frauds, if the card gets stolen or is not hot listed by the customer.

Sophisticated automated switch-over and switch-back solutions power our Business Continuity and Disaster Recovery management strategy for core banking and other key applications. We conduct drills periodically to upgrade this capability and to improve the availability of our services to our customers.

We deliver high quality service with superior execution

Through intensive training of our staff and the use of our technology platform, we believe, we deliver efficient service with rapid response time. Our focus on knowledgeable and personalized service, we believe, draws customers to our products and increases existing customer loyalty.

Many of our operational processes are certified under the International Organization for Standardization (ISO) 9001:2008. This certification requires the underlying processes to be robust, effective and efficient. The ISO certification ensures that: a) we have a set of procedures that cover key processes; b) our processes are monitored to ensure effectiveness; c) adequate records are maintained; and d) outputs are monitored for any defects so that appropriate and accurate remedial actions can be undertaken.

Some of our operational achievements, which we believe have enabled us to deliver high quality service, include: i) deposit accounts processed by our operations team with a turnaround time of less than two working days; ii) welcome kits dispatched to customers within two working days of opening a deposit account; and iii) internet banking personal identification numbers (PINs) generated within one working day of a request logged in our systems.

We offer a range of products to our clients in order to service their banking needs

Whether in retail or wholesale banking, we consider ourselves a ‘one-stop shop’ for our customers’ banking needs. Our retail banking products range from retail loans to deposit products and other products and services, such as private banking, depositary accounts, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sale of precious metals (such as gold and silver). In addition we offer our customers broking accounts through our subsidiary HSL. On the wholesale banking side we offer customers working capital loans, term loans, bill collections, letters of credit and guarantees and foreign exchange and derivative products. In addition we offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We collect taxes for the government and are bankers to issuances of equity shares and bonds to the public by companies. Our wide range of products creates multiple cross-selling opportunities for us and, we believe, improves our customer retention rates.

We have an experienced management team

Many of the members of our senior management team have been with us since our inception. They have substantial experience in banking across various countries and share our common vision of excellence in execution. We believe this team is well suited to leverage the competitive strengths we have already developed as well as to create new opportunities for our business. See “Management”.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 0.9% as of March 31, 2012 and our net non-performing assets amounted to 0.2% of net customer assets. We have restructured the payment terms of certain loans. As of March 31, 2012, these represented 0.2% of our gross customer assets. We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging on our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. During fiscal 2012, our average cost of funds (including equity) was 4.9%.

Focus on high earnings growth with low volatility

Our net income has grown at a compounded average rate of 35.2% during the five-year period ended March 31, 2012. We intend to maintain our focus on steady earnings growth through conservative risk management techniques and low-cost funding. In addition, we aim not to rely heavily on volatile streams of income such as those from trading and other big ticket fees (such as those from investment banking) so as to maintain earnings growth.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31,
	2010			2011			2012
	(in millions, except percentages)
Retail banking	Rs.	84,685.7	80.1%	Rs.	122,321.0	84.0%	Rs.	140,761.6	US$	2,766.0	82.2%
Wholesale banking		14,125.6	13.4%		21,151.9	14.5%		29,098.7		571.8	17.0%
Treasury operations		6,825.8	6.5%		2,122.9	1.5%		1,289.9		25.3	0.8%

Net revenue	Rs.	105,637.1	100%	Rs.	145,595.8	100%	Rs.	171,150.2	US$	3,363.1	100%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of upper and middle income individuals. We provide a comprehensive range of financial products, including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes, which together account for slightly more than a third of our total retail banking loans. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.

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

As of March 31, 2012, we had 2,544 branches and 8,913 ATMs in 1,399 cities. We also provide telephone banking, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to receiving regulatory approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 66.1% of our gross loans of which 21.1% were unsecured as of March 31, 2012. Apart from our branches, we use our ATM screens and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for the making of payments. However, unsecured personal loans are still a greater credit risk for us than our secured loan portfolio because they are not supported by any collateral. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher loan yield since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors— Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the value and share of our retail credit products:

	Value at March 31, 2012				% of Total Value
	(in millions)
Retail Loans:
Auto loans	Rs.	310,822.5	US$	6,107.7	23.0
Personal loans / Credit Cards		219,137.9		4,306.1	16.2
Retail business banking		284,431.5		5,589.1	21.1
Commercial vehicle and construction equipment finance		228,751.1		4,495.0	17.0
Housing loans		142,897.4		2,808.0	10.6
Other Retail Loans		158,926.4		3,123.0	11.8

Total retail loans		1,344,966.8		26,428.9	99.7

Mortgage-backed securities		3,310.9		65.1	0.2
Asset-backed securities		585.3		11.5	0.1

Total retail assets	Rs.	1,348,863.0	US$	26,505.5	100.0

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

We also offer credit cards from the VISA and MasterCard stable, including gold, silver, corporate, platinum, titanium, signature, infinite, regalia, superia and world credit cards. We had approximately 5.1 million cards outstanding as of March 31, 2011, as against 5.6 million cards outstanding as of March 31, 2012.

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

Housing Loans

In fiscal 2003, we entered the home loan business through an arrangement with HDFC Limited. Under this arrangement, we source home loans provided by HDFC Limited, which approves the credit sanctioning and disburses the loans. The loans are kept on the balance sheet of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited is obligated to offer us up to 70% of the disbursed home loans sourced under the arrangement. We have the option to purchase the loans at the underlying yields less a spread of 1.25% payable towards the administration and servicing of the loans. A part of the home loans may also qualify for our directed lending requirement.

Other Retail Loans

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

After our acquisition of CBoP, the portfolio of home loans of CBoP was transferred to our loan book.

Asset-backed Securities

We invest in auto loans, two-wheeler loans, commercial vehicle loans and other asset-backed securities, represented by pass-through certificates (“PTCs”). These securities are normally credit-enhanced and may qualify for our directed lending requirements. These assets are generally in India.

Loan Assignments

We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations. Such loans are included within the categories described above based on underlying exposures.

Sale/Transfer of Receivables

We enter into assignment transactions from time to time, which are similar to asset-backed securitization transactions through special purpose entities (“SPE”), except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. We also securitize our retail loan receivables through independent SPEs. In respect of these transactions, recourse is in the form of our investment in subordinated securities issued by SPEs, cash collateral and other credit and liquidity enhancements. In fiscals 2011 and 2012 we did not sell any performing loans.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 72% of our total deposits as of March 31, 2012. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2012
	Value (in millions)				% of total	Number of accounts (in thousands)	% of total
Savings	Rs.	717,675.5	US$	14,102.5	40.2	16,159	74.5
Current		253,295.7		4,977.3	14.2	1,853	8.5
Time		813,582.3		15,987.1	45.6	3,674	17.0

Total	Rs.	1,784,553.5	US$	35,066.9	100.0	21,686	100.0

Our individual retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to internet and phone banking services, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:

•

Savings accounts, which are demand deposits, designed primarily for individuals and trusts. From May 2011, the RBI mandated that interest payable on savings deposits be increased to 4% from 3.5%, and in October 2011, the interest rate was de-regulated by RBI; see also “Supervision and Regulation”.

•

Current accounts, which are non-interest bearing checking accounts designed primarily for business customers. Customers have a choice of regular and premium product offerings with different minimum average account balance requirements.

•	Time deposits, which pay a fixed return over a predetermined time period.

We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an automatic overdraft facility.

Other Retail Services and Products

Debit Cards

We had around 11.5 million debit cards outstanding as of March 31, 2011 as compared to around 14.1 million debit cards outstanding as of March 31, 2012. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

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

Insurance

We have arrangements with HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited to distribute their life insurance and general insurance product, respectively, to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years in some cases while the policy is still in force.

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

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2012, these accounts constituted approximately 53% of our total retail savings accounts by number and approximately 31% of our retail savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 172.2 billion as of March 31, 2012. Effective December 2011, the RBI permitted banks the flexibility to offer varying rates of interests on non-resident deposits.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances, including services offered in partnership with third parties, such as Western Union. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services is comprised of upper and middle income individuals and high net worth customers. As of March 31, 2012, around 14% of our retail deposit customers contributed approximately 69% of our retail deposits. We also target small businesses, trusts and non-profit corporations. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

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

Wholesale Banking

Overview

We provide our corporate and institutional clients a range of commercial banking products and transactional services.

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products and corporate deposit products. Our financing products include loans, overdrafts, bill discounting and credit substitutes, such as commercial papers, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist companies in managing their currency and interest rate exposures.

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

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital, such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short- and medium-term loans which are typically loans of up to five years in duration. More than 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.

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

The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify commercial paper, debentures and preference shares as credit substitutes (which in turn are classified as investments).

	As of March 31,
	2010		2011		2012		2012
	(in millions)
Gross commercial loans	Rs.	587,956.8	Rs.	668,605.7	Rs.	689,314.4	US$	13,545.2

Credit substitutes:
Commercial paper	Rs.	197.1	Rs.	11,906.8	Rs.	7,791.0	US$	153.1
Non-convertible debentures		2,279.2		2,584.3		4,009.5		78.8

Total credit substitutes	Rs.	2,476.3	Rs.	14,491.1	Rs.	11,800.5	US$	231.9

Gross commercial loans plus credit substitutes	Rs.	590,433.1	Rs.	683,096.8	Rs.	701,114.9	US$	13,777.1

While we generally lend on a cash-flow basis, we also require collateral from some of our borrowers. As of March 31, 2012, approximately 70.3% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 204.9 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	Years ended March 31,
	2010		2011		2012		2012
	(in millions)
Bill collection	Rs.	1,876,968.0	Rs.	1,968,026.5	Rs.	3,466,005.7	US$	68,107.8
Documentary credits		319,658.0		429,856.9		653,828.7		12,847.9
Bank guarantees		88,439.1		133,783.9		199,600.1		3,922.2

Total	Rs.	2,285,065.1	Rs.	2,531,667.3	Rs.	4,319,434.5	US$	84,877.9

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

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer, the right but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2010, 2011 and 2012, together with the fair values on each reporting date:

	As of March 31,
	2010			2011		2012		2012
	Notional		Fair Value	Notional	Fair Value	Notional	Fair Value	Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	191,878.3	Rs. (1,462.7)	Rs. 168,279.9	Rs. 500.0	Rs. 399,622.3	Rs. 1,496.4	US$	7,852.6	US$	29.5
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	420,632.2	Rs. 1,565.9	Rs. 454,323.6	Rs. 1,138.4	Rs. 433,469.2	Rs. 8,346.0	US$	8,517.8	US$	164.0

Investment Banking

Our investment banking services currently focus on providing debt and loan syndication as well as private placements for our wholesale banking customers.

Precious Metals

We are in the business of importing gold and silver bullion to leverage our distribution and servicing strengths and cater to the domestic bullion trader segment. We generally import bullion on a consignment basis so as to minimize price risk. The imports are typically on a back-to-back basis and are priced to the customer based on the price quoted by the supplier. We earn a fee on such wholesale bullion transactions.

Wholesale Deposit Products

As of March 31, 2012, we had wholesale deposits aggregating over Rs. 675 billion, which represented approximately 28% of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

Our wholesale banking clients also use our cash management services. These clients include Indian private sector companies, public sector undertakings and multinational companies. We also provide these services to Indian insurance companies, mutual funds, brokers, financial institutions and various government entities.

We have also implemented a straight-through processing solution to link our wholesale banking and retail banking systems. This has led to reduced manual intervention in transferring funds between the corporate accounts which are in the wholesale banking system and beneficiary accounts residing in retail banking systems. This initiative helps reduce transaction costs. We have a large number of commercial clients using our corporate internet banking for financial transactions with their vendors, dealers and employees who bank with us.

In 2005, the RBI introduced an inter-bank settlement system called the Real Time Gross Settlement (RTGS) system. The RTGS system facilitates real time settlements primarily between banks and therefore could have an adverse impact on our cash management services. However, we believe our cash management services offer certain advantages not present in RTGS, including the provision of greater information to our clients regarding the source and identity of payments. In addition, through our cash management services our clients receive checks from their customers, which we believe many of our clients prefer because the issuance of a bad check is a criminal offense in India. See “Risk Factors—Risks Relating to Our Business— The development of a well entrenched nationwide inter-bank settlement system would adversely impact our cash float and decrease fees we receive in connection with check collection”.

Clearing Bank Services for Stock and Commodity Exchanges

We serve as a cash-clearing bank for major stock and commodity exchanges in India, including the National Stock Exchange of India Limited (“National Stock Exchange”) and the Bombay Stock Exchange Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and a means of making payments to these institutions. We make payments once the broker or custodian deposits the funds with us. In addition to benefiting from the cash float, which reduces our overall cost of funds, in certain cases we also earn commissions on such services.

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

Correspondent Banking Services

We act as a correspondent bank for co-operative banks, co-operative societies and foreign banks. We provide cash management services, funds transfers and services, such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our overall cost of funds.

We are well positioned to offer this service to co-operative banks and foreign banks in light of the structure of the Indian banking industry and our position within it. Co-operative banks are generally restricted to a particular state and foreign banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks cannot provide. Because of our technology platforms, our geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers. By contrast, although the public sector banks have extensive branch networks and also provide correspondent banking services, many of them have not yet created electronically connected networks and their branches typically operate independently of one another.

Tax Collections

We were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2012, we collected Rs. 1,145 billion of direct taxes for the government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal 2012, we collected over Rs. 370 billion of such indirect taxes for the government of India and relevant state governments. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and debt securities desk and equities market. See also “—Risk Management” for a discussion of our management of market risk.

Foreign Exchange and Derivatives

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants, similar to our Wholesale Banking business, where we enter into such transactions with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer, the right but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2010, 2011 and 2012, together with the fair values on each reporting date:

	As of March 31,
	2010			2011			2012		2012
	Notional	Fair Value		Notional	Fair Value		Notional	Fair Value	Notional		Fair Value
	(in millions)
Interest rate swaps and forward rate agreements	Rs. 1,830,447.4	Rs.	(98.0)	Rs. 1,877,858.9	Rs.	(2,449.3)	Rs. 1,952,713.1	Rs. (2,114.6)	US$	38,371.3	US$ (41.6)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs. 2,260,135.8	Rs.	2,597.9	Rs. 2,946,160.8	Rs.	2,002.7	Rs. 5,489,502.9	Rs. (2,465.8)	US$	107,870.0	US$ (48.5)

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2012, we had an internal approved limit of Rs. 400 million for secondary market purchases and Rs. 100 million for primary purchases of equity investments for proprietary trading and our exposure as of March 31, 2012 was within the said limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2012, we had an aggregate of 2,544 branches covering 1,399 cities. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As of March 31, 2011, 793 of our branches were in semi-urban or rural areas as compared to 1,159 as of March 31, 2012. As part of its branch licensing conditions, the RBI requires that at least 25% of all incremental branches added during the year, with effect from November 2011, must be located in unbanked rural areas. An unbanked rural area is defined as a center that does not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions. The RBI has given a general permission to Scheduled Commercial Banks to open branches in locations having a population lower than 100,000 and in the case of the north eastern states of India, including the state of Sikkim, without having the need to obtain prior approvals.

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

Automated Teller Machines

As of March 31, 2012, we had a total of 8,913 ATMs, of which 3,823 were located at our branches or extension counters and 5,090 were located off site, including at large residential developments, or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, depositing cash / checks and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC Bank ATMs. ATM cards issued by other banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards can be used on ATMs of other banks while our ATM cards can be used on most of the ATM networks.

Telephone Banking

We provide telephone banking services to our customers in 1,397 cities. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments on checks. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

Mobile Telephone Banking

Using our mobile banking platform, customers can perform enquiry based non-financial transactions such as balance enquiries, requests for account statements and requests for mini-statements of their transactions etc. We offer our customers the ability to carry out financial transactions from their mobile phone using “ngpay”. Customers can carry out financial transactions, such as transferring funds within and outside the Bank and mobile commerce using their HDFC Bank account by downloading this application on their mobile phones.

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

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, including liquidity and interest rate risks and operational risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

Credit Risk

Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through a) our target market definitions; b) our credit approval process; c) our post-disbursement monitoring; and d) our remedial management procedures.

Wholesale Credit Risk

The wholesale credit risk team, within the Credit & Market Risk Group, is primarily responsible for implementing the credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, carrying out an independent assessment of credit risk, approving individual credit exposures and ensuring portfolio composition and quality. In addition to the credit approval process, there is also an independent framework for the review and approval of credit ratings.

For our wholesale banking products, we target private businesses and public sector enterprises in India, subsidiaries of multinational companies and leaders in the Small and Medium Enterprises (SME) segment. We also have product specific offerings for entities engaged in the capital markets and commodities businesses.

We consider credit risk of a counter-party comprehensively, and thus, our credit policies and procedures apply to not only credit exposures but also credit substitutes and contingent exposures. Our Credit Policies & Procedure Manual and Credit Program (“Credit Policies”) are central in controlling credit risk in various activities and products. These articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. Each credit is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Credit & Market Risk Group.

We have in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/impaired based on a rating scale of HDB 1 to HDB 10 (HDB 1 indicating the best and HDB 10 the worst). We have specific models applicable to each significant segment of wholesale credit (e.g. large corporate, SME – manufacturing, SME – Services and NBFCs). Each model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a)	Borrower / business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds, computed as per RBI guidelines. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of the bank’s capital funds. This limit may be exceeded by an additional 10% (i.e. up to 50%) provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances, with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. For certain blue chip clients and reputed groups or in particular for entities whose borrowings / bonds qualify as Priority Sector Lending, a bank may approach the RBI for single/group borrower ceilings higher than the prescribed limits. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single Non-Banking Finance Company (NBFC) / NBFC – Asset Financing Company (AFC) / NBFC – Infrastructure Finance Company (IFC) should not exceed 10%, 15% and 15%, respectively, of the bank’s capital funds. The bank may, however, assume exposures on a single NBFC /NBFC-AFC /NBFC-IFC, up to 15%, 20% and 20%, respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% specified earlier is on account of funds on-lent by the NBFC /NBFC-AFC / NBFC-IFC to the infrastructure sector.

b)	Industry: Exposure to any one industry cannot exceed 12% of aggregate exposures – for this purpose advances and investments as well as non-fund based exposures are aggregated. Retail advances are exempt from such ceiling. Further, exposure to banks and state sponsored financial institutions is capped at a level of 25%.

c)	Risk grading: As part of our constant endeavor at augmenting our risk management systems and in order to bring about a greater degree of risk differentiation of our credit exposures, particularly in the investment scale, to facilitate quality underwriting and better portfolio monitoring, we migrated to a credit risk rating scale of HDB 1 to HDB 10, where HDB 1 to HDB 7 are investment grade ratings while HDB 8 or worse are non-investment grade ratings (the previous rating scale was HDFC 1 to HDFC 10, where HDFC 1 to HDFC 6 were investment grade ratings while HDFC 7 or worse were non-investment grade ratings). Accordingly, we do not assume any incremental exposures on borrowers with an internal risk rating of HDB 8 or worse, except on a highly secured basis or as part of a rehabilitation/restructuring plan. Further, we have set quantitative ceilings on aggregate funded plus non-funded exposure (excluding retail assets) specific to each risk rating category.

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

We have a process for regular monitoring of accounts at several levels. These include periodic calls on the customer, plant visits, credit reviews and monitoring of secondary data. These are designed to detect any early warning signals of deterioration in credit quality so that we can take timely corrective action.

The RBI restricts us from lending to companies with which we have any directors in common. Also, the RBI directs a portion of our lending to certain specified sectors (Priority Sector Lending). See “Supervision and Regulation – Regulations Relating to Making Loans – Directed Lending”.

Retail Credit Risk

We offer a range of retail products, such as auto loans, personal loans, credit cards, business banking, two-wheeler loans, loans against securities and commercial vehicle loans. Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.

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

The retail credit risk team manages credit risk in retail assets and has the following constituents:

a)	Central Risk Unit: The central risk unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for launch of new products and new geographies. The central risk unit also conducts periodic reviews that cover portfolio management information system (MIS), credit MIS and post-approval reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.

b)	Retail Underwriting: This unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies/procedures, as applicable.

c)	Risk Intelligence and Control: This unit is responsible for sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availing themselves of loans. The unit initiates market reference checks to avoid recurrence of frauds and financial losses.

d)	Retail Collections Unit: This unit is responsible for remedial management of problem exposures in retail assets. The collections unit uses specific strategies for various segments and products for remedial management.

We mine data on our borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment regularly, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and maintenance of asset quality.

Our retails loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). In most cases we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offence in India to issue a bad check.

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

The market variables which affect the valuation of these instruments typically include interest rates, equity prices, commodity prices, exchange rates and volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earning from the upside potential, there is always a possibility of downside risk. Thus, we have to constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. Our risk appetite is set through a pre-approved treasury limit, equity limit, counterparty exposure limit and Asset Liability Management (ALM) limit. The process for monitoring and review of risk exposure is outlined in the various risk policies.

Our Board of Directors has delegated the responsibility for ongoing balance sheet market risk management to the asset liability committee. This committee, which is chaired by the Managing Director and includes the heads of the business groups, meets every other week and more often when conditions require. The committee reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on the balance sheet and business. Finally, it ensures adherence to ALM market risk limits and decides on the inter-segment transfer pricing policy.

The market risk department formulates procedures for portfolio risk valuation, assesses market risk factors and recommends various market risk controls and limits for the treasury portfolio. The treasury mid-office is responsible for monitoring and reporting market risks arising from the treasury desks. The financial control department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the asset liability committee are being observed. Our treasury group also assists in implementing our asset liability strategy and in providing information to the asset liability committee.

Policies and Procedures

The following sections briefly describe our policies and procedures with respect to trading risk (price risk) and asset liability management risk (interest rate risk in the banking book and liquidity risk).

I. Trading Risk

Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices and exchange rates in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available–for-sale-portfolios as per the RBI guidelines and, comprise of positions in bonds and securities, interest rate swaps and cross currency interest rate swaps.

The trading risk is managed by putting in place a sound process for price validation and by setting various limits, such as Value at Risk (“VaR”), Stop Loss Trigger Limit (“SLTL”), Price Value per basis point (“PV01”) and position limit, which are set in the Treasury Limits Package and Equity Limits Package.

Price validation is conducted by the Treasury Analytics team, is reviewed by the market risk department and governed by the model validation policy approved by the Board of Directors.

The Treasury Limits and Equity Limits are recommended by management for approval to the Board of Directors. The limits are reviewed annually or more frequently depending on market conditions or the introduction of new products.

Trading risk policy sets the framework for market risk monitoring. The risk on account of semi-liquid or illiquid positions in trading is mitigated through the Non-Standard Product policy. The Non-Standard Product Policy stipulates restrictions and requires case specific evaluation of risk exposure in respect of non-standard products (that is products which are not part of the standard product list decided by Treasury and our Market Risk Department).

II. Asset Liability Management (ALM)

Our Board of Directors has approved an ALM policy that covers all balance sheet and off-balance sheet items. The policy seeks to define liquidity and interest rate risk in the banking book, the measurement of these risks and their control. Other risks, namely currency risk, commodity price risk and equity price risk are governed by the market risk policy as approved by the Board.

We have interest rate risk and liquidity risk measurement, monitoring and control functions which are sufficiently independent from position-taking functions. Our ALM risk management process operates in the following hierarchical manner:

a) The Board of Directors

b) The Risk Policy & Monitoring Committee (RPMC)

c) The Asset Liability Committee (ALCO)

d) ALM operational groups

A.	Interest Rate Risk in the Banking Book (IRRBB)

IRRBB, or non-trading interest rate risk, arises from the provision of retail and wholesale (non-trading) banking products and services, when the interest rate repricing date for assets is different from the repricing date for liabilities. This includes balance sheet items which do not have a defined maturity date and an interest rate that does not change when the base rate changes.

Interest rate risk in the banking book is measured and controlled using both income metrics (Earnings at Risk) and present value metrics (Economic Value of Equity). Earnings at Risk (“EaR”) measures the sensitivity of net interest income over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following an increase/decrease in interest rates. Economic Value of Equity (“EVE”) calculates the change in the present value of the banking book following an upward/downward interest rate shock. This calculation is equivalent to EaR except that EVE is a present value sensitivity, while EaR is a measure of income sensitivity. We undertake periodic stress testing for our banking book based on stress scenarios. This provides a measure to assess our financial resilience from extreme but plausible interest rate fluctuations.

B.	Liquidity Risk Management

We monitor our liquidity positions on a daily basis using the statement of structural liquidity prepared according to RBI’s prescribed format. We assess the level and outlook of liquidity risk using early warning indicators derived from our portfolio and market data. Additionally, we conduct stress tests to assess the impact on our liquidity position under plausible stress scenarios.

We consider the full range of legal and regulatory restrictions on the availability of liquidity support. We also take into consideration the circumstances in which we may be obliged to transfer liquidity resources to other entities in our group. Our aim is to ensure that our funding sources are well diversified such that we are not prone to funding liquidity risks in the event of one or more of our funding resources being withdrawn. We maintain diversified and stable sources of funding, such as deposits, money market borrowings and bond issuances.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Strategies

Our operational risk framework has been reviewed by risk and control teams. Key aspects of operational risk management include identification, assessment, review, control and reporting of key operational risks.

Process and measurement

Some of the key principles of our operational risk management strategy include segregation of functions, clear reporting guidelines, well defined processes, operating manuals and job cards, transactions verification and authorization, distributed processing and staff training and a strong management team with experience in diverse fields. We are in the process of implementing various principles and guidelines laid out in respect of operational risk management by the Basel committee on banking supervision in the Basel II guidelines and by RBI in its circulars and guidance note on operational risk and advance measurement approach guidelines. Our operational risk management committee oversees implementation of sound operational risk management framework. We have a process of reporting operational losses and issues relating to operational risk, wherein the relevant areas are quickly reviewed and any gap suitably addressed. This is further being enhanced with a framework that has integrated capabilities to monitor losses, evaluate operational key risk indicators and qualitatively evaluate risk-control environments among other sound principles and practices.

We have implemented disaster recovery capabilities for our information technology for critical components apart from having integrated Business Continuity Planning (“BCP”) initiatives for business operations. A BCP committee oversees strategy and implementation of our disaster and business continuity framework. We have an information security committee which oversees strategy and implementation of our information security policies and procedures.

Risk reporting

As a part of our overall operational risk management strategy, there is a clear line of reporting at every function which facilitates reporting and monitoring of operational risk events. Further, measurement and reporting is also achieved through various management information systems attached with each operational process which are generated and monitored regularly.

Mitigation

We manage our various operational risks by adopting, what we believe are, best practices in business processes through checks and balances, embedding monitoring and control mechanisms as a part of day-to-day operations and having an effective internal audit process. Various operational risk exposures are monitored regularly and reviewed periodically by us to ensure effective implementation. Control and mitigation guidelines are part of our various product, process operation manual and documents. We cover risk on account of natural disasters through appropriate insurance.

Operational risk capital

Currently we are following the ‘Basic Indicator Approach’ for operational risk capital assessment as mandated by the RBI.

Competition

We face strong competition in all our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions.

Retail Banking

In retail banking, our principal competitors are the large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and non-banking finance companies (in the case of retail loan products). The retail deposit share of foreign banks is quite small by comparison to the public sector banks. However, some of the foreign banks have a significant presence among non-resident Indians and also compete for non-branch-based products.

In mutual fund sales and other investment related products, our principal competitors are brokers, foreign banks and new private sector banks.

Wholesale Banking

Our principal competitors in wholesale banking are public and new private sector banks as well as foreign banks. The large public sector banks have traditionally been the market leaders in commercial lending. Foreign banks have focused primarily on serving the needs of multinational companies and Indian corporations with cross-border financing requirements, including trade and transactional services and foreign exchange products and derivatives, while the large public sector banks have extensive branch networks and large local currency funding capabilities.

Treasury

In our treasury advisory services for corporate clients, we compete principally with foreign banks in foreign exchange and derivatives, as well as public sector banks and new private sector banks in the foreign exchange and money markets business.

Employees

The number of our employees has increased from 55,752 as of March 31, 2011 to 66,076 as of March 31, 2012. Most of our employees are located in India. We consider our relations with our employees to be good. A few employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay is paid out by way of sales incentives as well as performance-linked bonuses. In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme, required by government regulation, under which the fund is required to pay to employees a minimum annual return, which at present is 8.25%. We have no liability for future provident fund benefits other than our annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our erstwhile CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

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

Properties

Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. In addition to the corporate office, we have administrative offices in most other major cities in India.

As of March 31, 2012, we had a network consisting of 2,544 branches and 8,917 ATMs, including 5,090 ATMs at non-branch locations. These facilities are located throughout India with the exception of two branches which are located in Bahrain and Hong Kong.

Legal Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business. However, there are currently no legal proceedings, which if adversely determined, might affect our financial condition or the results of our operations materially.

RISK FACTORS

You should carefully consider the following risk factors in evaluating us and our business.

Risks Relating to our Business

If we are unable to manage our rapid growth, our operations may suffer and our performance may decline.

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate of the Indian banking industry over the last three fiscal years. For example, our total advances in the three-year period ended March 31, 2011 grew at a compounded annual growth rate of about 31%, as against slightly over 14% for the Indian Banking Industry for fiscal 2011. Our total advances in the three-year period ended March 31, 2012 grew at a compounded annual growth rate of about 26%,

Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls including:

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

The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2008, we had a branch network comprised of 761 branches, which increased to 2,544 as at March 31, 2012. We need to seek permission from the RBI before we can open a branch in a Tier I centers (locations with a population greater than 100,000). This permission, among other factors, is dependent on the number of branches that we have opened in under-banked or un-banked areas of the country as well as in centers with a population below 100,000. Additionally, the RBI considers our performance in the areas of priority sector lending, financial inclusion and customer service. If we are unable to perform in a manner satisfactory to the RBI in any of the above areas, it may have an impact on the number of branches we will be able to open and would in turn have an impact on our future growth.

If we fail to properly manage our rapid growth, our operations would suffer and our performance as a whole would be materially adversely affected.

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2012, net interest revenue after allowances for credit losses represented 69.3% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different, especially since a portion of our deposits are at rates of interest regulated by the RBI.

Interest rates in India continued to rise during fiscal 2012. There is a possibility that they will rise further due to many factors beyond our control, including the monetary policies of central banks such as the RBI, deregulation of the financial sector, domestic and international inflation, economic and political conditions and other factors. Yields on the Indian government’s ten-year bonds were 7.9%, 8.0% and 8.6% as of March 31, 2010, 2011 and 2012, respectively. If interest rates increase and demand for loans is negatively affected, we may not be able to achieve our volume growth, which would adversely affect our net income. Any volatility in interest rates could adversely affect our net income. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes represented 0.9% of our gross customer assets as of March 31, 2012. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.2% of our net customer assets portfolio as of March 31, 2012. We have restructured the payment terms of certain loans. As of March 31, 2012 these represented 0.2% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2012, approximately 76% of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. “See note 11—Loans” in our consolidated financial statements.

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

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI, or the government of India. These factors coupled with other factors such as volatility in commodity markets and declining business and consumer confidence and decreases in business and consumer spending could impact the operations of our customers and in turn impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would be and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we will incur due to the downfall of a customer or an industry) in accordance with the policies established by RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds, deposit certificates issued by banks and equity shares). As of March 31, 2012, our largest single customer exposure was Rs. 91.2 billion, representing 24.0% of our capital funds valuation, and our ten largest customer exposures totaled Rs. 394.7 billion, representing 104.1% of our capital funds valuation, in each case computed in accordance with RBI guidelines. None of our ten largest customer exposures were classified as non-performing as on March 31, 2012. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2012, our largest industry concentrations, in each case based on RBI guidelines, were as follows: banks and financial institutions 7.7%, wholesale and retail trade 7.6% and road transportation 6.0%. In addition, as of March 31, 2012, 45.9% of the concentration of our exposures was retail (except where otherwise included in the above classification). Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2012, our total non-performing loans and credit substitutes in accordance with US GAAP were concentrated in the following industries: NBFC/financial intermediaries (9.4%), textiles and garments (7.5%), wholesale and retail trade (4.8%), food and beverages (4.4%), and information technology (2.8%).

We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability.

The RBI prescribes guidelines on priority sector lending in India. Under these guidelines banks in India are required to lend 40.0% of their adjusted net bank credit (“ANBC”) as defined by the RBI and computed in accordance with Indian GAAP figures to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met as of the last reporting Friday of the fiscal year with reference to the ANBC of the previous fiscal year. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC, including direct agricultural advances of at least 13.5% made directly to individual or groups of individual farmers and indirect agricultural advances of not more than 4.5% made for agricultural purposes such as loans to food and agri-processing industrial units, and financing farmers indirectly through the co-operative system. Advances to sections termed “weaker” by the RBI are required to be 10.0% of ANBC. The balance of the priority sector lending requirement can be met by lending directly or indirectly to a range of sectors, including small businesses and residential mortgages satisfying certain criteria.

In the case of non-achievement of priority sector lending targets, we are required to invest in deposits of Indian development banks, such as the National Bank of Agriculture and Rural Development and the Small Industries Development Bank of India, as may be directed by the RBI. The amount to be deposited, interest rates on such deposits and periods of deposits, and other terms, are determined by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets will be taken into account by RBI when granting regulatory clearances/approvals for various purposes.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.4% as of March 31, 2012.

Future changes by the RBI in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2012, approximately 76% of our loans were partially or fully secured by collateral.

Although there is legislation in place that strengthens the rights of creditors and leads to quicker realization of collateral in the event of a default, we may not be able to realize the full value of the collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, stock market downturns, defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India. If we are unable to foreclose on our collateral or realize adequate value, our losses will increase and our net income will decline. The RBI has set forth guidelines on Corporate Debt Restructuring (CDR) via the corporate debt restructuring cell. The guidelines envisage that for debt amounts of Rs. 0.1 billion and above, 60% of the creditors by number, in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 20% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—Commercial Commitments”.

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

We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses and individual businessmen. Unsecured loans are a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or postdated checks from our customers for our unsecured loan products, we may be unable to collect in part or at all in the event of non-payment by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “Business—Retail Banking—Retail Loans and Other Asset Products”.

In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. We adopted the Basel II framework as of March 31, 2009. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 16.5% as of March 31, 2012 as per Basel II. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. On May 2, 2012, the RBI released guidelines on implementation of Basel III capital regulations in India. The key items covered under these guidelines are as follows: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) graded enhancement of the total capital requirement; iv) introduction of capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes proposed by the Basel III capital regulations is that the Tier 1 capital will predominantly consist of common equity of the banks which inter alia includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of Common Equity Tier I capital. Basel III also defines criteria for instruments to be included in Tier 2 capital to improve their loss absorbency. The guidelines also set-out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. Point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier 1 and Tier 2 instruments issued by banks in India may be required to, at the option of the RBI, write off such instruments or convert them into common equity. The capital requirement including the capital conservation buffer will be 11.5% (against the current requirement of 9%) once these guidelines are fully phased-in. The transitional arrangements will begin from January 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2018. For the fiscal year ending on March 31, 2013, banks will have to disclose capital ratios under the existing Basel II guidelines on capital adequacy as well as those computed under the Basel III capital adequacy framework. Our ability to support and grow our business could be adversely affected if we are unable to meet with the revised requirements.

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

We face strong competition in all areas of our business, and some of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer, asset and deposit bases, larger branch networks and more capital than we do. These banks are becoming more competitive as they improve their customer services and technology. One of the other private sector banks in India is also larger than we are, based on such measurements. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. The economies of scale that our larger competitors benefit from, make it difficult for us to offer competitive pricing on products and services to retain existing customers and attract new customers so that we can execute our growth strategy successfully. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

Our funding is primarily short-and medium-term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2012, about 40% of our loans were short-term and about 44% of our loans were medium-term. As of March 31, 2012, about 29% of our deposits were short-term and about 45% of our deposits were medium-term. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Successive increases in policy rates since February 2010 to date have meant that the ongoing bout of interest rate tightening in India has been faster than many other economies. The RBI has raised key policy rates from 5.25% (repo rate) in April 2010 to 8.0% currently. As a result of certain reserve requirements of the RBI, we are more structurally exposed to interest rate risk than banks in many other countries. See “Supervision and Regulation” – Legal Reserve Requirements. These requirements result in us maintaining (as per extant RBI guidelines currently in force) at least 24% of our liabilities (computed as per guidelines issued by the RBI) in Government issued bonds and we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will impact our profitability. The above requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.

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

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2012 was 30.2% of our net worth on a non-consolidated basis and 30.4% on a consolidated basis. See “Supervision and Regulation—Regulations Relating to Capital Market Exposure Limits”. In the future if we fail to meet these regulatory limits, we may face difficulties in getting other regulatory approvals necessary to conduct business in the normal course, which would have a material adverse effect on our business and operations.

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

Our business and financial results could be impacted materially by adverse results in legal proceedings.

We establish reserves for legal claims when payments associated with claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of any pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.

Negative publicity could damage our reputation and adversely impact our business and financial results.

        Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers, and expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Although we take steps to minimize reputation risk in dealing with customers and other constituencies, we, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

Cyber threats, such as phishing and trojans, could intrude into our network for data theft or to seek sensitive information, which may cause damage to our reputation and adversely impact our business and financial results.

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to cyber threats, such as phishing and trojans, targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information, hacking, wherein hackers seek to hack into our website with the primary intention of causing a reputational damage to us, and data theft, wherein cyber criminals may intrude into our network with the intention of stealing our data or information. Although we have implemented various measures to mitigate risks that emanate from offering online banking services to our customers, we, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions, which could result in HDFC Limited making decisions or foregoing opportunities to benefit HDFC Limited that restrict our growth and harm our financial condition.

HDFC Limited and its subsidiaries owned 23.2% of our equity as of March 31, 2012. So long as HDFC Limited and its subsidiaries hold at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors including our Chairman and Managing Director who are not required to retire by rotation to our board, subject to RBI approval. Our current Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. Two of our other directors, Mr. Keki Mistry is the Vice Chairman and Chief Executive Officer and Mrs. Renu Karnad, is the Managing Director of HDFC Limited. Accordingly, HDFC Limited can exercise substantial influence over our board and over matters subject to a shareholder vote. Mr. D. M. Sukthankar is the father of our Executive Director, Mr. Paresh Sukthankar, and serves as an independent director on the board of HDFC Limited. Mr. D. M. Sukthankar has been on the board of HDFC Limited since 1989. Mr. Paresh Sukthankar was one of our early employees and also a part of the initial senior management team. He was appointed as our Executive Director in October 2007. Both are associated with the respective companies in their independent professional capacities and we believe that none is in a position to exercise influence over the other.

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

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies and may effectively prevent us from taking advantage of business opportunities. See “Related Party Transactions” in our Annual Report on Form 20-F for fiscal 2010, 2011 and 2012 for a summary of transactions we have engaged in and strategic investments made with HDFC Limited during fiscal 2010, 2011 and 2012. Also see Note 28 – “Related party transactions”, in our consolidated financial statements. We currently distribute products of HDFC Limited and its group companies. If we forego opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, such as with HDFC Limited, which could restrict the growth of our business and operations.

RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. The guidelines state that no single entity or group of entities will be permitted to own or control, directly or indirectly, more than 10% of the paid-up capital of a private sector bank without RBI approval. The implementation of such a restriction could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. The RBI’s acknowledgement is required for the acquisition or transfer of a bank’s shares, which will increase the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5% or more of its total paid-up capital. The RBI, when considering whether to grant an approval, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. The RBI has accorded its approval for HDFC Limited to hold more than 10% of our stock. HDFC Limited’s substantial stake in us could discourage or prevent another entity from exploring the possibility of a combination with us. These obstacles to potentially synergistic business combinations could negatively impact our share price and have a material adverse effect on our ability to compete effectively with other large banks and consequently our ability to maintain and improve our financial condition.

We may face increased competition as a result of revised guidelines that relax restrictions on the presence of foreign banks in India and a proposal by the RBI to grant fresh banking licenses for the establishment of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.

The Government of India regulates foreign ownership in private sector banks. The total foreign ownership in a private sector bank cannot exceed 74% of its paid-up capital. The RBI, on February 28, 2005, released a “Roadmap for Presence of Foreign Banks in India and Guidelines on ownership and Governance in Private Sector Banks” (the “Roadmap”).

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

It was proposed that in the second phase, beginning April 2009, the RBI would allow foreign banks to acquire up to 74% of equity capital in private sector banks in India. However, in light of the global financial turmoil and concerns regarding financial strength of banks around the world, the RBI decided to put on hold the second phase of the Roadmap and leave unchanged its policy on the presence of foreign banks in the country. While announcing its annual policy for fiscal 2010, the RBI said that it would continue with the current policy and procedures governing the presence of foreign banks in India. A review will happen once there is greater clarity regarding stability, recovery of the global financial system, and a shared understanding on the regulatory and supervisory architecture around the world. In January 2011, the RBI released a discussion paper on the presence of foreign banks in India, seeking comments and suggestions. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and as a result have a material adverse effect on our business. See “Restrictions on Foreign Ownership of Indian Securities”.

On August 29, 2011 the RBI released draft guidelines for licensing of new banks in the private sector. The key items covered under these draft guidelines are as follows: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; and vi) business model. The RBI has called for wider comments and feedback from relevant stakeholders and the public. Final guidelines will be issued and the process of inviting applications for setting up of new banks will be initiated after the RBI has received feedback, comments and suggestions on the draft guidelines, and after certain vital amendments to the Banking Regulation Act are in place.

If the number of banks in the country increase, we will face increased competition in the businesses we operate in. This could have a material adverse effect on our business and financial results.

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

We have applied for branches under the policy in the past and obtained approvals for opening branches under the policy. See “Supervision and Regulation—Regulation Relating to the Opening of Branches”. However, there can be no assurance that we will receive licenses promptly or at all, and any prolonged delay in the receipt of such licenses will adversely affect our financial performance by preventing us from realizing anticipated revenue from the new branches.

If the goodwill recorded in connection with our recent acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date. See Note 2u-“Business Combination”, in our consolidated financial statements.

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As at March 31, 2009, we had 1,412 branches. As a result of our acquisition of Centurion Bank of Punjab effective May 23, 2008, our network expanded by over 400 branches while we continued to grow organically by commissioning new branches. As at March 31, 2012, we had 2,544 branches, a significant increase in the number of branches over the last three fiscal years. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

Risks Relating to Investments in Indian Companies

A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. The global slowdown of the financial market and economies had contributed and may continue to cause a slowdown in the Indian financial and economic environment, with attendant higher unemployment rates and decreases in purchasing power. While the domestic economy started witnessing an overall improvement in the general financial and economic conditions, we have begun to witness a reversal on account of high inflation and higher interest rates. These conditions, including global financial crisis and problems in the Eurozone countries, could result in a prolonged slowdown in the Indian economy, which would adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy is adversely affected by volatile oil prices, consequent inflation and weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. Finally, India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net income and total assets.

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

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2008	U.S.$	29.1	U.S.$	12.7	2,294,535
2009		23.9		9.0	3,459,043
2010		28.2		11.9	1,915,617
2011
First Quarter		31.3		25.3	1,437,000
Second Quarter		37.2		28.0	1,323,844
Third Quarter		38.3		30.5	1,207,961
Fourth Quarter		34.5		27.8	1,587,185
2012
First Quarter		35.6		30.6	1,044,357
Second Quarter		36.8		27.5	1,037,488
Third Quarter		32.7		24.5	1,102,389
Fourth Quarter		35.9		26.6	939,853
Most Recent Six Months
January 2012		32.1		26.6	1,057,890
February 2012		35.9		31.2	1,085,885
March 2012		35.2		32.6	699,791
April 2012		35.2		33.0	645,490
May 2012		34.4		27.8	856,905
June 2012		32.6		27.3	805,943
July 1, 2012 to July 20, 2012		35.0		32.5	486,860

Our shareholders at the Annual General Meeting held on July 6, 2011 approved the subdivision of our one equity share having a nominal value of Rs. 10.0 each into 5 (five) equity shares having a nominal value of Rs. 2.0 each. Necessary instructions were issued to JP Morgan Chase Bank, the Depository, for the American Depository Shares (ADSs) to effect the split in the ADSs so as to ensure that the ratio between the ADSs and the underlying equity shares remains 1:3 as on the date prior to the subdivision.

The closing price for our ADSs on the NYSE was US$ 33.5 per ADS on July 20, 2012.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per equity share		Price per equity share				Average daily equity share trading volume
	High	Low	High		Low
Fiscal Year
2008	Rs. 357.8	Rs. 180.3	US$	7.0	US$	3.5	3,037,709
2009	309.6	159.7		6.1		3.1	7,736,578
2010	393.1	200.0		7.7		3.9	5,339,359
2011
First Quarter	400.3	360.8		7.9		7.1	3,282,369
Second Quarter	499.1	381.5		9.8		7.5	3,891,951
Third Quarter	500.2	432.6		9.8		8.5	3,699,951
Fourth Quarter	478.1	400.6		9.4		7.9	4,789,346
2012
First Quarter	505.0	441.6		9.9		8.7	3,729,841
Second Quarter	519.0	436.2		10.2		8.6	3,310,964
Third Quarter	497.0	400.3		9.8		7.9	3,726,123
Fourth Quarter	539.9	419.5		10.6		8.2	2,941,348
Most Recent Six Months
January 2012	504.0	419.5		9.9		8.2	2,471,063
February 2012	539.9	481.4		10.6		9.5	3,797,786
March 2012	534.5	493.0		10.5		9.7	2,633,053
April 2012	558.0	515.9		11.0		10.1	2,351,758
May 2012	558.0	482.2		11.0		9.5	2,982,980
June 2012	564.9	485.1		11.1		9.5	2,945,019
July 1, 2012 to July 20, 2012	593.8	560.0		11.7		11.0	2,361,242

Our shareholders, by a special resolution on July 6, 2011, approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 effective as of July 16, 2011.

The closing price for our equity shares on the National Stock Exchange was Rs. 582.6 per share on July 20, 2012.

As of March 31, 2012, there were 447,924 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 222 had registered addresses in the United States and held an aggregate of 214,350 equity shares representing 0.05% of our shareholders. In our books only, the depositories, J.P. Morgan Chase Bank and Deutsche Bank Trust Company Americas, are the shareholders with respect to equity shares underlying ADSs and GDRs.

Upon our acquisition of CBoP in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2012, there were 23,691,290 GDRs outstanding, representing 11,845,645 shares of the Bank (in the aggregate 0.5% of our paid-up capital).

DESCRIPTION OF EQUITY SHARES

The Company

We are registered under Corporate Identity Number (CIN) L65920MH1994PLC080618 with the Registrar of Companies, Maharashtra State, India. Our Memorandum of Association permits us to engage in a wide variety of activities, including all the activities in which we currently engage or intend to engage, as well as other activities in which we currently have no intention of engaging.

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

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisitions of Shares & Takeovers) Regulations, 2011 (the “Takeover Code” as amended), upon the acquisition of shares which taken together with the shares/voting rights already held aggregates 5% or more of the outstanding shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of such company are listed. Such notification is also required when a person holds 5% or more of the outstanding shares or voting rights in a target company and there is a change in his holding either due to purchase or disposal of shares of 2% or more of the outstanding shares/voting rights in the target company.

No acquisition of shares/voting rights by an acquirer in a target company which entitles the acquirer to 25% or more of such shares or voting rights is permissible unless the acquirer makes a public announcement of an open offer for acquiring the shares of the target company in the manner provided in the Takeover Code. The public announcement of an open offer is also mandatory where an acquirer who holds 25% of the shares/voting rights in the target company seeks to acquire an additional 5% or more of the shares/voting rights in the target company during any fiscal year. However, the Takeover Code applies only to shares or securities convertible into shares which carry a voting right. This provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that the acquirer or holder of shares/voting rights in a target company shall in terms of the “Continual Disclosure” requirements disclose to the target company and the stock exchanges the details of holdings of equity shares/voting rights if such holding of shares/voting rights is 25% or more of the outstanding shares/aggregate voting rights as at 31st March every year. The promoter of every target company shall disclose the detail of holding of equity shares/voting rights in a target company as at 31st March every year. The promoter of every company must also disclose details of shares encumbered by him in a target company as well as details of invocation of encumbered shares or any release of such encumbrance.

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

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005.

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

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to the investor the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. The investor will receive these distributions in proportion to the number of underlying shares that the investor’s ADSs represent. To the extent the depositary is legally permitted, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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

Fees and Charges for Holders of American Depositary Shares

J.P. Morgan Chase Bank, N.A., as the depositary for our ADSs, collects fees for the issuance and cancellation of ADSs from the holders of our ADSs, or intermediaries acting on their behalf, against the deposit or withdrawal of ordinary shares in the custodian account. The depositary also collects the following fees from holders of ADRs or intermediaries acting on their behalf:

Category	Depositary actions	Associated fee

(a) Depositing or substituting the underlying shares	Issuing ADSs upon deposits of shares, including deposits and issuances in respect of share distributions, stock splits, rights, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited shares.	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new shares deposited.

(b) Receiving or distributing dividends	Distribution of dividends.	US$0.02 or less per ADS (US$2.00 per 100 ADSs).

(c) Selling or exercising rights	Distribution or sale of securities.	US$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited shares.	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the shares withdrawn.

(e) Transferring, splitting or grouping receipts	Transferring, combining or grouping of depositary receipts.	US$1.50 per ADS.

(f) General depositary services, particularly those charged on an annual basis.	Other services performed by the depositary in administering the ADSs.	US$0.01 per ADS (or portion thereof) not more than once each calendar year.

(g) Other	Expenses incurred on behalf of holders in connection with:	The amount of such expenses incurred by the Depositary.

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

Fees Paid by the Depositary to us

Direct Payments

The depositary has agreed to reimburse certain reasonable expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, including termination of our ADS program prior to June 14, 2016, we may be required to repay to the depositary amounts reimbursed in prior periods. We did not claim any legal fees, accounting fees or other expenses incurred in connection with our ADR program from our depositary during fiscal 2012.

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

	Dividend per equity share				Total amount of dividends declared (1)
					(in millions)
Relating to Fiscal Year
2008	Rs.	1.70	US$	0.033	Rs.	3,012.7	US$	59.2
2009		2.00		0.039		4,253.8		83.6
2010		2.40		0.047		5,492.9		107.9
2011		3.30		0.065		7,676.2		150.8
2012		4.30		0.084		10,090.8		198.3

(1)	Includes dividends declared on shares held by the Employees Welfare Trust.

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. One ADS continues to represent three equity shares.

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

Effective April 1, 2007, we pay a 15.0% direct tax in respect of dividends paid by us. In addition, we pay a 5.0% surcharge on 15.0% direct tax and an add-on education cess at the rate of 3.0% of the total dividend distribution tax and surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied.

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

For a description of regulation of dividends, see “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Restrictions on Payment of Dividends”.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2010, 2011 and 2012 and the selected balance sheet data as of March 31, 2011 and 2012 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2008, March 31, 2009, March 31, 2010 and selected income data for the fiscal years ended March 31, 2008 and March 31, 2009 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2012 have been translated into U.S. dollars at the rate on such date of Rs. 50.89 per US$1.00.

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. One ADS continues to represent three shares.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table. We acquired Centurion Bank of Punjab effective May 23, 2008. The selected financial and other data is presented accordingly.

	Year ended March 31,
	2008		2009		2010		2011		2012		2012
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	104,249.7		Rs.158,996.8	Rs.	158,651.3	Rs.	202,252.0	Rs.	277,540.0	US$	5,453.7
Interest expense		49,414.0		86,114.9		77,720.0		93,849.7		151,148.0		2,970.1

Net interest revenue		54,835.7		72,881.9		80,931.3		108,402.3		126,392.0		2,483.6
Provisions for credit losses, net		13,367.7		20,394.9		18,193.9		9,621.9		7,837.3		154.0

Net interest revenue after provisions for credit losses		41,468.0		52,487.0		62,737.4		98,780.4		118,554.7		2,329.6
Non-interest revenue, net		20,346.6		33,603.0		42,899.7		46,815.4		52,595.5		1,033.5

Net revenue		61,814.6		86,090.0		105,637.1		145,595.8		171,150.2		3,363.1
Non-interest expense		42,261.8		63,154.9		68,410.9		82,370.2		97,313.5		1,912.2

Income before income tax expense		19,552.8		22,935.1		37,226.2		63,225.6		73,836.7		1,450.9
Income tax expense		6,307.6		7,737.4		12,338.4		21,698.3		23,828.7		468.2

Net income before noncontrolling interest		13,245.2		15,197.7		24,887.8		41,527.3		50,008.0		982.7
Less: Net income attributable to noncontrolling interest		91.0		93.4		317.1		330.4		224.6		4.4

Net income attributable to HDFC Bank Limited	Rs.	13,154.2	Rs.	15,104.3	Rs.	24,570.7	Rs.	41,196.9	Rs.	49,783.4	US$	978.3

Per equity share data:
Earnings per equity share, basic	Rs.	7.65	Rs.	7.28	Rs.	11.26	Rs.	17.84	Rs.	21.30	US$	0.42
Earnings per equity share, diluted		7.55		7.24		11.12		17.59		21.12		0.41
Dividends per share		1.70		2.00		2.40		3.30		4.30		0.08
Book value(1)		67.29		117.30		133.52		148.96		168.34		3.31
Equity share data:
Equity shares outstanding at end of period		1,772.2		2,126.9		2,288.7		2,326.1		2,346.7		2,346.7
Weighted average equity shares outstanding — basic		1,720.1		2,075.0		2,182.0		2,309.0		2,336.7		2,336.7

Weighted average equity shares outstanding — diluted		1,742.1		2,085.5		2,209.0		2,341.9		2,357.3		2,357.3
ADS data (where one ADS represents three shares):
Earnings per ADS — basic		22.94		21.84		33.78		53.52		63.90		1.26
Earnings per ADS — diluted		22.65		21.72		33.36		52.77		63.36		1.23

	As of March 31,
	2008		2009		2010		2011		2012		2012
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	147,208.0	Rs.	171,224.4	Rs.	297,558.5	Rs.	288,902.1	Rs.	188,043.0	US$	3,695.1
Term placements(2)		5,917.6		34,473.2		58,166.3		102,049.4		150,096.5		2,949.4
Loans, net of allowance		715,345.3		986,495.0		1,297,180.4		1,622,856.0		2,006,374.3		39,425.7
Investments:
Investments held for trading		113,557.8		35,386.2		28,158.8		38,216.9		77,043.4		1,513.9
Investments available for sale		419,008.8		508,106.3		481,398.8		628,704.9		807,080.4		15,859.3
Investments held to maturity(3)		—		—		—		—		—		—
Total		532,566.6		543,492.5		509,557.6		666,921.8		884,123.8		17,373.2
Total assets	Rs.	1,507,988.9	Rs.	2,020,744.8	Rs.	2,416,520.4	Rs.	2,920,236.3	Rs.	3,571,155.7	US$	70,174.1
Long-term debt		32,832.4		68,452.2		75,854.4		93,287.2		178,366.6		3,504.9
Short-term borrowings		129,330.3		26,383.6		98,165.0		76,686.7		112,642.8		2,213.5
Total deposits		1,005,910.1		1,426,288.6		1,672,400.3		2,082,129.0		2,465,049.6		48,438.8
Of which:
Interest-bearing deposits		718,646.9		1,142,281.9		1,301,046.0		1,619,283.6		2,012,057.9		39,537.4
Non-interest bearing deposits		287,263.2		284,006.7		371,354.3		462,845.4		452,991.7		8,901.4
Total liabilities		1,388,281.6		1,770,691.7		2,110,066.2		2,572,406.5		3,174,563.0		62,380.9
Noncontrolling interest		462.0		555.4		872.5		1,338.1		1,537.5		30.2
Shareholders’ equity		119,245.3		249,497.7		305,581.7		346,491.7		395,055.2		7,763.0

Total liabilities and shareholders’ equity	Rs.	1,507,988.9	Rs.	2,020,744.8	Rs.	2,416,520.4	Rs.	2,920,236.3	Rs.	3,571,155.7	US$	70,174.1

	Year ended March 31,
	2008		2009		2010		2011		2012		2012
	(in millions)
Period average (4)
Interest-earning assets	Rs.	1,077,606.7	Rs.	1,579,423.9	Rs.	1,756,963.3	Rs.	2,237,281.0	Rs.	2,746,339.2	US$	53,966.2
Loans, net of allowance		641,422.4		992,040.0		1,106,474.4		1,507,942.8		1,854,364.2		36,438.7
Total assets		1,251,281.2		1,917,502.6		2,095,543.0		2,585,236.0		3,097,162.6		60,859.9
Interest-bearing deposits		661,884.6		1,114,880.3		1,202,813.6		1,504,552.3		1,825,018.8		35,862.0
Non-interest bearing deposits		247,083.6		248,822.0		295,675.6		361,184.3		390,682.9		7,677.0
Total deposits		908,968.2		1,363,702.3		1,498,489.2		1,865,736.6		2,215,701.7		43,539.0
Interest-bearing liabilities		763,617.7		1,253,236.8		1,325,841.7		1,707,823.0		2,168,714.2		42,615.7
Long-term debt		32,218.4		43,493.5		72,433.5		101,241.4		148,201.6		2,912.2
Short-term borrowings		69,514.7		94,863.0		50,594.6		102,029.3		195,493.8		3,841.5
Total liabilities		1,149,483.2		1,696,255.7		1,825,399.3		2,265,574.5		2,722,648.3		53,500.7
Total shareholders’ equity		101,797.9		221,246.9		270,143.7		319,661.5		374,514.3		7,359.3

	As of or for the year ended March 31,
	2008	2009	2010	2011	2012
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.1	0.8	1.2	1.6	1.6
Average total shareholders’ equity	13.0	6.8	9.1	12.9	13.3
Dividend payout ratio(5)	22.9	28.2	22.4	18.6	20.3
Spread(6)	4.8	4.3	4.2	4.5	4.2
Net interest margin(7)	5.1	4.6	4.6	4.8	4.6
Cost-to-net revenue ratio(8)	68.4	73.4	64.8	56.6	56.9
Cost-to-average assets ratio(9)	3.4	3.3	3.3	3.2	3.1
Capital:
Total capital adequacy ratio(10)	13.60	15.69	17.44	16.22	16.52
Tier 1 capital adequacy ratio(10)	10.30	10.58	13.26	12.23	11.60
Tier 2 capital adequacy ratio(10)	3.30	5.11	4.18	3.99	4.92
Average total shareholders’ equity as a percentage of average total assets	8.1	11.6	12.9	12.4	12.1
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(11)	1.2	1.9	1.5	1.2	0.9
Net non-performing customer assets as a percentage of net customer assets(11)	0.4	0.6	0.4	0.3	0.2
Total allowance for credit losses as a percentage of gross non-performing credit assets	144.2	125.5	123.3	125.3	146.6

1)	Represents the difference between total assets and total liabilities, excluding noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.
2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
3)	Under Indian GAAP, a transfer from an HTM portfolio to an AFS portfolio is permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP.
4)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.
5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy.”
6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts.
7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
9)	Represents the ratio of non-interest expense to average total assets.
10)	Tier 1 and Tier 2 capital adequacy ratios are computed in accordance with the guidelines of the RBI, based on the financial statements prepared in accordance with the Indian GAAP up to March 31, 2008 as per Basel I guidelines and as of March 31, 2009, 2010, 2011 and 2012 as per Basel II guidelines. See “Supervision and Regulation.”
11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2010					2011					2012
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	26,923.5	Rs.	732.9	2.7%	Rs.	26,126.2	Rs.	1,247.4	4.8%	Rs.	11,730.2	Rs.	576.7	4.9%

Term placements		37,059.7		1,804.1	4.9		73,259.0		3,531.3	4.8		119,812.5		5,970.4	5.0
Investments available for sale:
Tax free(1)		2,942.2		170.5	5.8		2,634.5		176.0	6.7		6,986.6		1,930.7	27.6
Taxable		488,450.4		33,134.1	6.8		566,631.7		40,563.8	7.2		704,231.2		54,690.3	7.8
Investments held to maturity		—		—	—		—		—	—		—		—	—
Investments held for trading		95,113.1		4,445.2	4.7		60,686.8		3,013.8	5.0		49,214.5		4,056.2	8.2
Loans, net:
Retail loans		615,331.2		79,462.0	12.9		798,519.8		97,085.0	12.2		1,094,555.1		140,535.9	12.8
Wholesale loans		491,143.2		38,902.5	7.9		709,423.0		56,634.7	8.0		759,809.1		69,779.8	9.2

Total interest-earning assets:	Rs.	1,756,963.3	Rs.	158,651.3	9.0%	Rs.	2,237,281.0	Rs.	202,252.0	9.0%	Rs.	2,746,339.2	Rs.	277,540.0	10.1%

Non-interest-earning assets:

Cash		113,018.5					154,829.0					182,544.0
Property and equipment		19,890.9					22,431.5					23,068.4
Other assets		205,670.3					170,694.5					145,211.0

Total non-interest earning assets		338,579.7					347,955.0					350,823.4

Total assets	Rs.	2,095,543.0	Rs.	158,651.3	7.6%	Rs.	2,585,236.0	Rs.	202,252.0	7.8%	Rs.	3,097,162.6	Rs.	277,540.0	9.0%

Liabilities:
Interest-bearing liabilities:

Savings account deposits	Rs.	414,444.4	Rs.	11,431.1	2.8%	Rs.	562,258.1	Rs.	19,662.0	3.5%	Rs.	657,063.0	Rs.	26,024.6	4.0%
Time deposits		788,369.2		58,422.9	7.4		942,294.2		60,554.3	6.4		1,167,955.8		100,758.5	8.6
Short-term borrowings (2)		50,594.6		1,813.4	3.6		102,029.3		5,408.5	5.3		195,493.8		12,376.4	6.3
Long-term debt		72,433.5		6,052.6	8.4		101,241.4		8,224.9	8.1		148,201.6		11,988.5	8.1

Total interest-bearing liabilities	Rs.	1,325,841.7	Rs.	77,720.0	5.9%	Rs.	1,707,823.0	Rs.	93,849.7	5.5%	Rs.	2,168,714.2	Rs.	151,148.0	7.0%

Non-interest-bearing liabilities:
Non-interest-bearing deposits		295,675.6					361,184.3					390,682.9
Other liabilities		203,882.0					196,567.2					163,251.2

Total non-interest-bearing liabilities		499,557.6					557,751.5					553,934.1

Total liabilities	Rs.	1,825,399.3	Rs.	77,720.0	4.3%	Rs.	2,265,574.5	Rs.	93,849.7	4.1%	Rs.	2,722,648.3	Rs.	151,148.0	5.6%

Total shareholders’ equity		270,143.7					319,661.5					374,514.3

Total liabilities and shareholders’ equity	Rs.	2,095,543.0	Rs.	77,720.0	3.7%	Rs.	2,585,236.0	Rs.	93,849.7	3.6%	Rs.	3,097,162.6	Rs.	151,148.0	4.9%

1)	Yields on tax free securities are not on a tax equivalent basis.
2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and average rate.

	Fiscal 2011 vs. Fiscal 2010 Increase (decrease) (1) due to						Fiscal 2012 vs. Fiscal 2011 Increase (decrease) (1) due to
	Net change		Change in average		Change in average rate		Net change		Change in average		Change in average rate
	(in millions)
Interest revenue:
Cash equivalents	Rs.	514.5	Rs.	214.8	Rs.	299.7	Rs.	(670.7)	Rs.	(687.3)	Rs.	16.6
Term placements		1,727.2		1,762.2		(35.0)		2,439.1		2,244.0		195.1
Investments available for sale:
Tax free		5.5		(17.8)		23.3		1,754.7		290.7		1,464.0
Taxable		7,429.7		5,303.4		2,126.3		14,126.5		9,850.4		4,276.1
Investments held to maturity		—		—		—		—		—		—
Investments held for trading		(1,431.4)		(1,608.9)		177.5		1,042.4		(569.7)		1,612.1
Loans, net:
Retail loans		17,623.0		23,656.4		(6,033.4)		43,450.9		35,992.3		7,458.6
Wholesale loans		17,732.2		17,289.5		442.7		13,145.1		4,022.4		9,122.7

Total interest-earning assets	Rs.	43,600.7	Rs.	46,599.6	Rs.	(2,998.9)	Rs.	75,288.0	Rs.	51,142.8	Rs.	24,145.2

Interest expense:
Savings account deposits	Rs.	8,230.9	Rs.	4,077.0	Rs.	4,153.9	Rs.	6,362.6	Rs.	3,315.3	Rs.	3,047.3
Time deposits		2,131.4		11,406.8		(9,275.4)		40,204.2		14,501.6		25,702.6
Short-term borrowings		3,595.1		1,843.5		1751.6		6,967.9		4,954.5		2,013.4
Long-term debt		2,172.3		2,407.2		(234.9)		3,763.6		3,815.1		(51.5)

Total interest-bearing liabilities	Rs.	16,129.7	Rs.	19,734.5	Rs.	(3,604.8)	Rs.	57,298.3	Rs.	26,586.5	Rs.	30,711.8

Net interest revenue	Rs.	27,471.0	Rs.	26,865.1	Rs.	605.9	Rs.	17,989.7	Rs.	24,556.3	Rs.	(6,566.6)

1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2010		2011		2012
	(in millions, except percentages)
Interest revenue	Rs.	158,651.3	Rs.	202,252.0	Rs.	277,540.0
Average interest-earning assets		1,756,963.3		2,237,281.0		2,746,339.2
Interest expense		77,720.0		93,849.7		151,148.0
Average interest-bearing liabilities		1,325,841.7		1,707,823.0		2,168,714.2
Average total assets		2,095,543.0		2,585,236.0		3,097,162.6
Average interest-earning assets as a percentage of average total assets		83.8%		86.5%		88.7%
Average interest-bearing liabilities as a percentage of average total assets		63.3%		66.1%		70.0%
Average interest-earning assets as a percentage of average interest-bearing liabilities		132.5%		131.0%		126.6%
Yield		9.0%		9.0%		10.1%
Cost of funds(1)		4.3%		4.1%		5.6%
Spread(2)		4.2%		4.5%		4.2%
Net interest margin(3)		4.6%		4.8%		4.6%

1)	Excludes total shareholders’ equity.
2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts.
3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Returns on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2010		2011		2012
	(in millions, except percentages)

Net income	Rs.	24,570.7	Rs.	41,196.9	Rs.	49,783.4

Average total assets		2,095,543.0		2,585,236.0		3,097,162.6

Average total shareholders’ equity		270,143.7		319,661.5		374,514.3

Net income as a percentage of average total assets		1.2%		1.6%		1.6%
Net income as a percentage of average total shareholders’ equity		9.1%		12.9%		13.3%
Average total shareholders’ equity as a percentage of average total assets		12.9%		12.4%		12.1%
Dividend payout-ratio		22.4%		18.6%		20.3%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2010								2011								2012
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized Loss		Fair Value
	(in millions)

Government securities	Rs.	470,083.7	Rs.	2,752.3	Rs.	3,079.7	Rs.	469,756.3	Rs.	587,670.4	Rs.	114.9	Rs.	8,773.1	Rs.	579,012.2	Rs.	764,519.0	Rs.	505.2	Rs.	12,433.9	Rs.	752,590.3
Other debt securities		3,980.7		110.4		—		4,091.1		43,394.0		151.2		111.3		43,433.9		40,376.1		106.3		108.6		40,373.8

Total debt securities(1)	Rs.	474,064.4	Rs.	2,862.7	Rs.	3,079.7	Rs.	473,847.4	Rs.	631,064.4	Rs.	266.1	Rs.	8,884.4	Rs.	622,446.1	Rs.	804,895.1	Rs.	611.5	Rs.	12,542.5	Rs.	792,964.1

Non-debt securities(2)		7,474.4		113.2		36.2		7,551.4		5,982.7		288.4		12.3		6,258.8		13,137.3		985.3		6.3		14,116.3

Total	Rs.	481,538.8	Rs.	2,975.9	Rs.	3,115.9	Rs.	481,398.8	Rs.	637,047.1	Rs.	554.5	Rs.	8,896.7	Rs.	628,704.9	Rs.	818,032.4	Rs.	1,596.8	Rs.	12,548.8	Rs.	807,080.4

(1)	Excludes asset and mortgage-backed securities.
(2)	Includes asset and mortgage-backed securities.

Held to Maturity Investments

As of March 31, 2010, 2011 and 2012, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2010								2011								2012
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross Unrealized loss		Fair value
	(in millions)

Government securities	Rs.	20,867.9	Rs.	1.0	Rs.	8.0	Rs.	20,860.9	Rs.	14,222.6	Rs.	63.5	Rs.	0.3	Rs.	14,285.8	Rs.	51,194.4	Rs.	18.2	Rs.	195.2	Rs.	51,017.4
Other debt securities		7,189.2		40.7		0.6		7,229.3		23,856.8		71.5		0.1		23,928.2		25,987.0		46.9		7.9		26,026.0

Total debt securities	Rs.	28,057.1	Rs.	41.7	Rs.	8.6	Rs.	28,090.2	Rs.	38,079.4	Rs.	135.0	Rs.	0.4	Rs.	38,214.0	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4

Non-debt securities		69.7		0.4		1.5		68.6		3.0		—		0.1		2.9		—		—		—		—

Total	Rs.	28,126.8	Rs.	42.1	Rs.	10.1	Rs.	28,158.8	Rs.	38,082.4	Rs.	135.0	Rs.	0.5	Rs.	38,216.9	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2012
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)

Government securities	Rs.	221,981.5	8.7%	Rs.	340,079.0	8.2%	Rs.	128,857.8	8.6%	Rs.	61,672.0	8.7%

Other debt securities		36,413.7	8.6		2,916.9	10.6		309.9	11.0		733.3	10.1

Total debt securities, fair value	Rs.	258,395.2	8.7%	Rs.	342,995.9	8.2%	Rs.	129,167.7	8.6%	Rs.	62,405.3	8.7%

Total amortized cost	Rs.	258,561.4		Rs.	350,046.1		Rs.	132,847.7		Rs.	63,439.9

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were approximately 72% of total deposits as of March 31, 2012 as compared to 67% as of March 31, 2011. Wholesale banking deposits represented approximately 28% of total deposits as of March 31, 2012 and 33% March 31, 2011.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 2.8% in fiscal 2010, 3.5% in fiscal 2011 and 4.0% in fiscal 2012. The average cost of time deposits was 7.4% in fiscal 2010, 6.4% in fiscal 2011 and 8.6% in fiscal 2012. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2010			2011			2012
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	295,675.6	19.7%	Rs.	361,184.3	19.4%	Rs.	390,682.9	17.6%
Savings deposits		414,444.4	27.7		562,258.1	30.1		657,063.0	29.7
Time deposits		788,369.2	52.6		942,294.2	50.5		1,167,955.8	52.7

Total	Rs.	1,498,489.2	100.0%	Rs.	1,865,736.6	100.0%	Rs.	2,215,701.7	100.0%

As of March 31, 2012, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2012
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)

Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.	361,045.0	Rs.	225,512.3	Rs.	339,261.9	Rs.	251,951.7

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2010		2011		2012
	(in millions, except percentages)
Period end	Rs.	98,165.0	Rs.	136,686.7	Rs.	182,642.8
Average balance during the period	Rs.	50,594.6	Rs.	102,029.3	Rs.	195,493.8
Maximum outstanding	Rs.	141,802.3	Rs.	255,927.6	Rs.	402,246.2
Average interest rate during the period(1)		3.6%		5.3%		6.3%
Average interest rate at period end(2)		4.6%		5.5%		6.1%

1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2010, 2011 and 2012.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 1 or Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2012 are Rs. 69.81 billion (previous year: Rs. 33.31 billion), Rs. 39.25 billion (previous year: Rs. 38.62 billion), and Rs. 2.00 billion (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Lower Tier II	INR	2003-04	2017-18	13.3	6.00	—	—	0.05
Lower Tier II	INR	2003-04	2014-15	10.3	5.90	—	—	3.95
Lower Tier II	INR	2004-05	2014-15	9.9	7.05	—	—	0.15
Lower Tier II	INR	2004-05	2014-15	9.3	8.75	—	—	0.04
Lower Tier II	INR	2005-06	2015-16	9.5	7.50	—	—	4.14
Lower Tier II	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier II	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier II	INR	2005-06	2015-16	9.9	8.60	—	—	3.00
Lower Tier II	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Lower Tier II	INR	2006-07	2016-17	10.0	9.10	—	—	2.41
Lower Tier II	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
Lower Tier II	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Lower Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
Upper Tier II	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	8.95	2016-17	9.70	0.36
Upper Tier II	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	Libor+2.2	5.09
Upper Tier II	INR	2007-08	2022-23	15.0	10.84	2017-18	5 year GSec Yield + 3.5	1.00
Upper Tier II	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Upper Tier II	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier II	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Perpetual Bond	INR	2006-07	—		9.92	2016-17	10.92	2.00

The Upper Tier II U.S. dollar debt depicted in the table above is for an amount of US $100 million raised during fiscal 2007 carrying an interest rate of Libor + 1.20%. In the table above, the rupee equivalent is based on the translation rate of Rs. 50.875 = US $1.00. We have a right to redeem certain of the issuances as noted above under “year of call.” If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2012 (1)
	0-28 Days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents (2)(3)	70,649.8	10,001.9	12,898.7	4,762.7	98,313.1	56,033.3	259.6	33,437.0	188,043.0
Term placements	1,228.7	3,746.6	5,605.0	14,525.1	25,105.4	53,520.1	31,586.2	39,884.8	150,096.5
Investments held for trading (4)	65,345.7	11,697.7	—	—	77,043.4	—	—	—	77,043.4
Investments available for sale (5)(6)	236,651.2	38,145.4	59,406.2	47,963.7	382,166.5	243,835.5	7,193.9	173,884.5	807,080.4
Securities purchased under agreement to resell	20,868.3	—	—	—	20,868.3	—	—	—	20,868.3
Loans, net(7)(8)	176,150.1	218,207.0	184,456.1	215,301.1	794,114.3	892,102.2	158,069.9	162,087.9	2,006,374.3
Accrued interest receivable	26,645.5	—	—	—	26,645.5	—	—	—	26,645.5
Other assets	52,881.0	—	—	—	52,881.0	126,706.6	—	—	179,587.6

Total financial assets	650,420.3	281,798.6	262,366.0	282,552.6	1,477,137.5	1,372,197.7	197,109.6	409,294.2	3,455,739.0

Deposits(9)(10)	219,537.0	211,906.9	197,723.0	95,790.6	724,957.5	1,098,741.2	8,646.1	632,704.8	2,465,049.6
Debt(11)	32,514.5	48,639.2	45,351.6	15,108.2	141,613.5	37,821.8	27,152.7	84,421.4	291,009.4
Securities sold under repurchase agreements	70,000.0	—	—	—	70,000.0	—	—	—	70,000.0
Other Liabilities (12)(13)	112,226.0	4,725.0	1,999.0	—	118,950.0	220,443.0	—	9,111.0	348,504.0

Total financial liabilities	434,277.5	265,271.1	245,073.6	110,898.8	1,055,521.0	1,357,006.0	35,798.8	726,237.2	3,174,563.0

Asset/liability gap	216,142.8	16,527.5	17,292.4	171,653.8	421,616.5	15,191.7	161,310.8	(316,943.0)	281,176.0

Cumulative gap	216,142.8	232,670.3	249,962.7	421,616.5	421,616.5	436,808.2	598,119.0	281,176.0	281,176.0
Cumulative gap as a percentage of total financial assets	33.2%	25.0%	20.9%	28.5%	28.5%	15.3%	19.6%	8.1%	8.1%

1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
2)	Cash on hand is classified in the “0-28” days category.
3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
4)	Securities in the trading book are classified based on the expected time of realization for such investments.
5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
6)	Shares and units of open-ended mutual funds in the available-for-sale investment portfolio are classified in the “greater than five years” category.
7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.

9)	Non-maturity deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
10)	Time deposits under Rs. 50 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
11)	Includes short-term borrowings and long-term debt.
12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.
13)	Includes accrued interest payable classified in the “0-28 days” category.

For further information on how we manage our asset liability risk, see “Business — Market Risk.”

Loan Portfolio and Credit Substitutes

As of March 31, 2012, our gross loan portfolio amounted to Rs. 2,034.3 billion. As of that date, our gross credit substitutes outstanding were Rs. 11.8 billion and represented credit substitutes outstanding. Almost all our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business — Retail Banking — Retail Loans and Other Asset Products” and “Business — Wholesale Banking — Commercial Banking Products — Commercial Loan Products and Credit Substitutes.”

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2008		2009		2010		2011		2012
	(in millions)

Retail loans	Rs.	441,312.4	Rs.	620,393.9	Rs.	732,984.2	Rs.	980,144.6	Rs.	1,344,966.8

Wholesale loans		286,768.9		390,652.0		587,956.8		668,605.7		689,314.4

Gross loans	Rs.	728,081.3	Rs.	1,011,045.9	Rs.	1,320,941.0	Rs.	1,648,750.3	Rs.	2,034,281.2

Credit substitutes (at fair value)		5,046.9		4,252.3		2,476.3		14,491.1		11,800.5

Gross loans plus credit substitutes	Rs.	733,128.2	Rs.	1,015,298.2	Rs.	1,323,417.3	Rs.	1,663,241.4	Rs.	2,046,081.7

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2012
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	442,975.0	Rs.	777,220.1	Rs.	124,771.7
Wholesale loans		363,954.8		278,063.4		47,296.2

Gross loans	Rs.	806,929.8	Rs.	1,055,283.5	Rs.	172,067.9

Credit substitutes (at fair value)		9,687.7		2,112.8		—

Gross loans plus credit substitutes	Rs.	816,617.5	Rs.	1,057,396.3	Rs.	172,067.9

	At March 31, 2012
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	93,183.8	Rs.	395,675.9	Rs.	59,994.2
Fixed rates		713,746.0		659,607.6		112,073.7

Gross loans	Rs.	806,929.8	Rs.	1,055,283.5	Rs.	172,067.9

Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		9,687.7		2,112.8		—

Gross credit substitutes	Rs.	9,687.7	Rs.	2,112.8	Rs.	—

Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	93,183.8	Rs.	395,675.9	Rs.	59,994.2
Fixed rates		723,433.7		661,720.4		112,073.7

Gross loans and credit substitutes	Rs.	816,617.5	Rs.	1,057,396.3	Rs.	172,067.9

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

	At March 31,
	2008			2009			2010			2011			2012
	(in millions, except percentages)
Wholesale/Retail Trade	Rs.	41,119.1	5.6%	Rs.	31,943.8	3.1%	Rs.	71,084.9	5.4%	Rs.	107,152.2	6.4%	Rs.	163,202.4	8.0%
Land Transport		54,454.9	7.4		53,270.5	5.3		59,080.3	4.5		91,140.0	5.5		129,736.4	6.3
Automotive Manufacturers		27,201.1	3.7		38,991.6	3.8		73,833.6	5.6		79,226.6	4.8		70,175.3	3.4
Non-Banking Financial Companies /Financial Intermediaries		—	—		40,681.5	4.0		53,802.5	4.1		56,852.9	3.3		52,596.5	2.6
Real Estate & Property Services		—	—		—	—		27,051.3	2.0		39,964.8	2.4		47,422.1	2.3
Food and Beverage		16,967.3	2.3		—	—		—	—		34,458.0	2.1		46,444.1	2.3
Activities Allied to Agriculture		52,169.8	7.1		32,492.8	3.2		31,493.6	2.4		49,024.3	2.9		45,591.8	2.2
Power		—	—		—	—		—	—		36,646.8	2.2		44,135.9	2.2

Banks and Financial Institutions		—	—		—	—		37,590.1	2.8		45,070.1	2.7		—	—
Iron and Steel		—	—		—	—		—	—		39,203.3	2.4		—	—
Fertilizers		15,023.9	2.1		27,445.3	2.7		54,830.1	4.1		34,157.5	2.1		—	—
Housing Finance Companies		—	—		—	—		35,697.6	2.7		—	—		—	—
Petroleum & Petroleum Products		—	—		26,437.3	2.6		—	—		—	—		—	—
Engineering		15,662.0	2.1		—	—		—	—		—	—		—	—
Others (including unclassified retail)		510,530.1	69.7		764,035.4	75.3		878,953.3	66.4		1,050,344.9	63.2		1,446,777.2	70.7

Total	Rs.	733,128.2	100%	Rs.	1,015,298.2	100%	Rs.	1,323,417.3	100.0%	Rs.	1,663,241.4	100.0%	Rs.	2,046,081.7	100.0%

As of March 31, 2012, our 10 largest exposures totaled approximately Rs. 394.7 billion and represented 104.1% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 28.0% of our capital funds as on March 31, 2012 as per RBI guidelines.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their adjusted net bank credit (“ANBC”), as computed in accordance with RBI guidelines, or the credit equivalent amount of off balance sheet exposures, whichever is higher, as of March 31 of the previous fiscal, to certain sectors called “priority sectors.” Priority sectors are broadly comprised of agriculture, micro and small enterprises (MSEs), including retail trade, micro credit, education and housing, subject to certain limits.

We are required to comply with the priority sector lending requirements as of the last reporting Friday of each fiscal year, a date specified by the RBI for reporting. We met our overall priority sector lending targets of 40%. However, agricultural loans made under the ‘direct’ category were 11.6% of ANBC, against the requirement of 13.5%, with a shortfall of Rs. 28.9 billion, and advances to sections termed “weaker” by the RBI were 4.4% against the requirement of 10.0%, with a shortfall of Rs. 84.9 billion. We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in certain sub-categories of priority sector lending targets. As of March 31, 2012, our total investments as directed by RBI in such deposits were Rs. 127.6 billion yielding returns ranging from 3.0% to 6.0%.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	As of March 31,
	2008		2009		2010		2011		2012
	(in millions)
Directed lending:
Agriculture	Rs.	70,214.0	Rs.	105,459.5	Rs.	155,383.0	Rs.	204,506.2	Rs.	246,506.4
Micro and small enterprises		79,809.0		108,932.2		181,739.6		222,933.8		248,497.9
Other		25,285.1		85,736.7		107,206.0		123,550.0		148,296.9

Total directed lending	Rs.	175,308.1	Rs.	300,128.4	Rs.	444,328.6	Rs.	550,990.0	Rs.	643,301.2

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

As of March 31, 2012, our gross non-performing loans as a percentage of gross loan assets were 0.9 % and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets were 0.2%. As of March 31, 2012, 14.4% of non-performing loans were unsecured and unsecured non-performing loans were 0.6% of gross unsecured loans. Our valuation allowances, excluding unallocated allowances were 80.5% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.4% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31,
	2008		2009		2010		2011		2012
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	7,446.1	Rs.	14,957.7	Rs.	13,038.0	Rs.	11,159.5	Rs.	11,311.3
Wholesale loans		1,383.2		4,599.8		6,224.9		9,502.9		7,723.6

Gross non-performing loans	Rs.	8,829.3	Rs.	19,557.5	Rs.	19,262.9	Rs.	20,662.4	Rs.	19,034.9

Specific valuation allowances	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7
Unallocated valuation allowances		6,894.4		11,330.3		9,940.3		9,804.5		12,590.2
Non-performing loans net of specific valuation allowance		2,987.7		6,336.9		5,442.6		4,572.6		3,718.2
Gross loan assets		728,081.3		1,011,045.9		1,320,941.0		1,648,750.3		2,034,281.2
Net loan assets	Rs.	715,345.3	Rs.	986,495.0	Rs.	1,297,180.4	Rs.	1,622,856.0	Rs.	2,006,374.3
Gross non-performing loans as a percentage of gross loans		1.2%		1.9%		1.5%		1.3%		0.9%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		41.5%		32.0%		25.5%		16.0%		14.4%
Unsecured non-performing loans as a percentage of gross unsecured loans.		1.8%		2.7%		1.4%		0.9%		0.6%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.4%		0.6%		0.4%		0.3%		0.2%
Specific valuation allowance as a percentage of gross non-performing loans		66.2%		67.6%		71.7%		77.9%		80.5%
Total valuation allowance as a percentage of gross non-performing loans		144.2%		125.5%		123.3%		125.3%		146.6%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2008		2009		2010		2011		2012
	(in millions)
Performing	Rs.	719,252.0	Rs.	991,488.4	Rs.	1,301,678.1	Rs.	1,628,087.9	Rs.	2,015,246.3
Non-performing or impaired:
On accrual status		—		—		1,078.5		3,938.0		624.4
On non-accrual status		8,829.3		19,557.5		18,184.4		16,724.4		18,410.5

Total non-performing or impaired		8,829.3		19,557.5		19,262.9		20,662.4		19,034.9

Total	Rs.	728,081.3	Rs.	1,011,045.9	Rs.	1,320,941.0	Rs.	1,648,750.3	Rs.	2,034,281.2

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

Retail

Our retail loan loss allowance consists of specific and unallocated allowances.

We establish a specific allowance on our retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally we monitor loan to value ratios for loans against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days past due for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when we believe that any future cash flows from these loans are remote, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

We also record unallocated allowances for retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, we stratify such loans based on the number of days past due and take into account historical losses for such product, the nature of security available and loan to value ratios. Subsequent recoveries, if any, against write off cases are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by us and is based upon our view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, against write off cases are adjusted to provision for credit losses in the consolidated statement of income.

We grade our wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by us in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

        We establish specific allowances for each impaired wholesale loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent.

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

In light of the significant growth in the size and diversity of our wholesale loan portfolio, we have also established an unallocated allowance for wholesale standard loans based on the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our wholesale unallocated allowance based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio.

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

	2008					2009					2010					2011				2012
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans	% of loans in industry	Gross Loans		Non performing loans	% of loans in industry
	(Rupees in millions, except percentages)
Textiles	Rs	. 10,429.4	Rs.	219.8	2.1	Rs.	11,773.3	Rs.	448.3	3.8	Rs.	13,836.8	Rs.	788.6	5.7	Rs.	17,285.3	1,410.0	8.2	Rs.	17,931.2	1,430.5	8.0
Information Technology		—		—	—		4,700.8		14.0	0.3		—		—	—		—	—	—		11,004.0	529.5	4.8
NBFC / Financial Intermediaries		—		—	—		40,425.2		11.2	0.0		—		—	—		54,241.0	2,147.1	4.0		47,563.0	1,782.7	3.7
Mining and minerals		—		—	—		—		—	—		4,254.5		1.3	0.0		7,963.0	505.7	6.4		13,865.0	505.7	3.6
Drugs and pharmaceuticals		5,670.1		—	—		—		—	—		14,725.3		383.5	2.6		10,756.5	373.2	3.5		11,878.3	365.2	3.1
Glass and glass products		2,465.0		9.1	0.4		—		—	—		—		—	—		—	—	—		5,105.8	138.4	2.7
Food processing		16,967.3		8.0	0.0		18,808.9		783.5	4.2		23,567.9		801.6	3.4		34,458.0	878.2	2.5		46,444.1	829.9	1.8
Consumer durables		—		—	—		—		—	—		2,396.8		189.5	7.9		—	—	—		6,324.2	76.7	1.2
Retail advances not otherwise classified		360,322.0		6,231.2	1.7		507,274.0		13,789.6	2.7		557,204.8		12,179.3	2.2		751,084.6	10,267.8	1.4		996,118.1	10,543.5	1.1
Land transport		54,454.9		1226.9	2.3		53,270.5		1,182.3	2.2		59,080.3		858.7	1.5		91,140.0	891.7	1.0		129,736.4	770.4	0.6
Miscellaneous industries		15,764.0		116.5	0.7		40,999.8		92.1	0.2		46,379.9		115.2	0.2		33,930.2	178.7	0.5		12,242.2	78.5	0.6
Engineering		15,023.9		41.5	0.3		17,529.4		17.8	0.1		21,106.9		118.1	0.6		23,846.4	224.3	0.9		33,487.0	212.3	0.6
Traders		41,075.6		12.8	0.0		31,896.3		1,741.1	5.5		70,886.1		2,252.8	3.2		107,152.2	2,616.6	2.4		163,202.4	907.5	0.6
Gems and jewelry		1,223.3		129.1	10.6		7,922.7		129.0	1.6		11,369.0		129.1	1.1		14,714.9	129.1	0.9		28,992.4	134.7	0.5
Telecom		—		—	—		10,377.8		620.2	6.0		6,376.5		59.2	0.9		14,564.7	59.2	0.4		19,053.5	77.0	0.4
Automobiles		52,169.8		642.9	1.2		—		—	—		73,784.3		9.4	0.0		76,336.1	266.9	0.3		70,078.3	281.8	0.4
Activities allied to agriculture		27,201.1		23.9	0.1		32,492.8		165.2	0.5		31,493.6		262.1	0.8		49,024.3	256.6	0.5		45,591.8	166.9	0.4
Capital Market Intermediaries		—		—	—		—		—	—		—		—	—		—	—	—		14,519.3	49.1	0.3
Home Finance Companies		—		—	—		16,675.0		99.3	0.6		35,697.6		73.3	0.2		21,160.6	50.5	0.2		12,167.8	30.1	0.2
Iron and steel		—		—	—		12,462.9		179.8	1.4		20,337.2		165.4	0.8		39,203.3	207.6	0.5		40,755.1	57.7	0.1
Power		—		—	—		—		—	—		—		—	—		—	—	—		44,135.9	48.6	0.1
Services		—		—	—		9,109.4		146.7	1.6		—		—	—		32,409.1	21.7	0.1		38,967.0	16.3	0.0
Fertilizers		—		—	—		27,445.3		0.1	0.0		—		—	—		34,157.5	2.4	0.0		18,764.1	1.9	0.0
Paper and paper products		—		—	—		3,707.4		67.8	1.8		7,210.8		165.3	2.3		6,083.7	156.7	2.6		—	—	—
Real Estate & Property Services		—		—	—		—		—	—		27,051.3		18.4	0.1		39,964.8	18.4	0.0		—	—	—
Construction		—		—	—		—		—	—		8,980.0		553.8	6.2		—	—	—		—	—	—
Chemical and Products		—		—	—		—		—	—		10,455.0		129.1	1.2		—	—	—		—	—	—
Plastic & Products		—		—	—		—		—	—		2,302.1		9.2	0.4		—	—	—		—	—	—
Manufacture of metal products		15,184.5		114.8	0.8		6,716.6		69.5	1.0		—		—	—		—	—	—		—	—	—
Electricity generation		2,910.6		45.2	1.6		—		—	—		—		—	—		—	—	—		—	—	—
Computer Software		1,428.4		7.6	0.5		—		—	—		—		—	—		—	—	—		—	—	—

Total				8,829.3					19,557.5					19,262.9				20,662.4				19,034.9

Specific allowance for credit losses				5,841.6					13,220.6					13,820.3				16,089.8				15,316.7

Non-performing loans, net				2,987.7					6,336.9					5,442.6				4,572.6				3,718.2

As of March 31, 2012, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in Textiles, Information Technology and NBFC / Financial Intermediaries.

Textiles

World cotton prices increased substantially in 2011. Although there has been some decline subsequently, the performance of companies in this sector continues to be affected by the increase in raw material costs, slack overseas demand and stiff competition.

Information Technology

Due to lower industrial growth in the western countries and reduction of information technology (IT) budgets, the order inflow for the Indian IT companies has been slack, thereby affecting their revenues and margins. In relation to us, the problem exposure pertains to a single company which was affected by high leverage and a decrease in margins. The sector is expected to benefit from the depreciation of the Rupee during the forthcoming year.

NBFC / Financial Intermediaries

We have experienced problem in the NBFC (non-banking finance companies) sector due to the microfinance (“MFI”) segment. The MFI sector has been significantly impacted due to a Bill passed by a leading State Government in India that imposes several restrictions on the conduct of microfinance business in the State. The restrictions have adversely affected the performance of MFIs and accordingly the banking industry given the extent of lending to MFIs. The deterioration of the MFI portfolio quality is expected to continue until such time as a central regulation (the proposed MFI Bill) is approved by the Indian Parliament. The Bill is under the active consideration by the Government at present. Meanwhile, MFIs are diversifying into other geographies where recovery of loans is not under stress.

Top Ten Non-Performing Loans

As of March 31, 2012, we had 115 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 24.8% of our gross non-performing loans and 0.2% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. Only in respect of borrower 2 is the loan collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral) and as of March 31, 2012 the fair value of the collateral and our share thereof exceeds the loan amount outstanding net of allowance for credit losses. Interest payments not being serviced as of fiscal 2012 for all other loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

	As of March 31, 2012
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in collateral value		Currently servicing all interest payments
			(in millions)
Borrower 1	Food and Beverage	Consortium	Rs.	611.6	Rs.	289.1	Rs.	375.7	No
Borrower 2	Wholesale / Retail Trade	Consortium		584.8		138.6		154.2	No
Borrower 3	NBFC / Financial Intermediaries	Multiple		546.3		207.6		219.3	Yes
Borrower 4	Information Technology	Multiple		529.5		—		Nil	No
Borrower 5	Mining and Minerals	Multiple		504.4		—		Nil	No
Borrower 6	NBFC / Financial Intermediaries	Multiple		468.0		66.7		81.0	Yes
Borrower 7	NBFC / Financial Intermediaries	Multiple		411.3		68.7		86.5	No
Borrower 8	Textiles & Garments	Multiple		388.0		12.3		15.6	No
Borrower 9	Drugs and Pharmaceuticals	Consortium		365.2		325.2		325.3	Yes
Borrower 10	Textiles & Garments	Consortium		308.1		—		Nil	No

			Rs.	4,717.2	Rs.	1,108.2

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2008		2009		2010		2011		2012
	(in millions, except percentages)
Gross restructured loans	Rs.	—	Rs.	685.7	Rs.	1,810.0	Rs.	2,123.0	Rs.	4,353.2
Allowance for credit losses		—		685.7		742.2		1,061.9		3,332.0

Net restructured loan	Rs.	—	Rs.	—	Rs.	1,067.8	Rs.	1,061.1	Rs.	1,021.2

Gross restructured loans as a percentage of gross non-performing loans		—		3.5%		9.4%		10.3%		22.9%
Net restructured loans as a percentage of net non-performing loans		—		—		19.6%		23.2%		27.5%

If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan.

Non-Performing Loan Strategy

Our non-performing loan strategy is focused on early problem recognition and active remedial management efforts. Because we are involved primarily in working capital finance with respect to wholesale loans, we track our borrowers’ performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers that we believe are displaying deteriorating credit trends. Relationship managers lead the recovery effort together with strong support from the credit group in the corporate office in Mumbai. Recovery is pursued, among others, through legal process, enforcement of collateral, negotiated one-time settlements and other similar strategies. The particular strategy pursued depends upon the level of cooperation of the borrower, our assessment of the borrower’s management integrity and long-term viability, the credit structure and the role of other creditors.

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2008		2009		2010		2011		2012
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8
Net allowance for credit losses for the period including on acquisition of CBoP:

Retail		10,317.8		21,063.6		18,147.6		10,480.4		7,781.9

Wholesale		(54.2)		5,567.2		1,436.3		3,634.9		1,674.6

Less allowances no longer required on account of write offs		(8,646.2)		(19,251.8)		(18,984.2)		(11,845.8)		(10,229.6)

Specific allowance for credit losses at the end of period	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7

Unallocated allowance for credit losses at the beginning of the period	Rs.	3,790.3	Rs.	6,894.4	Rs.	11,330.3	Rs.	9,940.3	Rs.	9,804.5
Additions during the period		3,104.1		4,435.9		(1,390.0)		(135.8)		2,785.7

Unallocated allowance for credit losses at the end of the period	Rs.	6,894.4	Rs.	11,330.3	Rs.	9,940.3	Rs.	9,804.5	Rs.	12,590.2

Total allowance for credit losses at the beginning of the period	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3

Allowance no longer required on account of write-offs		(8,646.2)		(19,251.8)		(18,984.2)		(11,845.8)		(10,229.6)

Net addition to total allowance for the period charged to expense		13,367.7		31,066.7		18,193.9		13,979.5		12,242.2

Total allowance for credit losses at the end of the period	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9

Movements in our allowances for credit losses charged to expense do not include recoveries against write off cases amounting to Rs. 4,357.6 million and Rs. 4,404.9 million for fiscals 2011 and 2012, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2008		2009		2010		2011		2012
	(in millions)
Wholesale
Allocated	Rs.	1,368.6	Rs.	3,806.1	Rs.	4,610.8	Rs.	7,577.5	Rs.	6,433.7
Unallocated		491.4		814.0		985.4		1,447.5		1,207.7

Subtotal	Rs.	1,860.0	Rs.	4,620.1	Rs.	5,596.2	Rs.	9,025.0	Rs.	7,641.4

Retail
Allocated		4,473.0		9,414.5		9,209.5		8,512.3		8,883.0
Unallocated		6,403.0		10,516.3		8,954.9		8,357.0		11,382.5

Subtotal	Rs.	10,876.0	Rs.	19,930.8	Rs.	18,164.4	Rs.	16,869.3	Rs.	20,265.5

Allowance for credit losses	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9

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

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, dividends from securities and other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitutes, principally consisting of our investments in commercial paper, debentures and preference shares issued by corporations, are part of the financing products we provide to our customers. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant Reserve Bank of India guidelines on shortfalls in directed lending sub-limits and interest from inter-bank loans.

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest bearing deposits, and the extent to which we rely on borrowings. Our allowance for credit losses is comprised of specific and unallocated allowances for loan loss. Impairments of credit substitutes are not included in our loan-loss provision, but are reflected under “Non-interest revenue—other than temporary losses on available for sale securities” in our consolidated statements of income.

We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yields on average interest-earning assets and the cost of average interest-bearing liabilities, including current accounts which are non-interest bearing.

Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions and income from affiliates. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, home loan sourcing commissions, cash management services, documentary credits and bank guarantees, distribution of third party mutual funds and insurance products and capital market services.

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, administrative and other expenses and amortization of intangible assets. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. It was a challenging year for the Indian economy with lingering concerns over global growth prospects and financial stability weighing on external demand and international funding. Further, local headwinds such as inflation, rising interest rates and policy impediments exacerbated the impact of a shaky global environment on domestic growth. Aggressive monetary tightening curtailed leveraged spendings pulling private consumption growth lower from 8.1% for fiscal 2011 to 6.5% for fiscal 2012, while policy hurdles such as land acquisition problems and environmental clearances dampened investment momentum, with investment growth lower at 5.8% from 11.1% a year ago. The intensification of the debt crisis in Europe as well as a moderation in emerging markets across the globe reduced export growth sharply in the second half of fiscal 2012 to 6% from close to 25% in the first half of fiscal 2012, weakening a vital support for GDP growth in fiscal 2012.

The drag from local and global dampeners was largely concentrated on the industrial sector with growth for fiscal 2012 at 3.9%, sharply lower than the 7.2% recorded a year ago. Agricultural growth slowed down over the past year in comparison to higher growth in the previous fiscal year. While the monsoon season was more than adequate in fiscal 2012 and food grain production was strong, a robust growth of 3.0% in fiscal 2012 was lower as compared to a remarkably strong growth of 7.0% in fiscal 2011. Meanwhile, service sector growth remained strong, supported by structural drivers such as firm rural demand and low penetration, and registered a growth of 9.4% in fiscal 2012 as compared to 9.3% in fiscal 2011. On balance however, sturdy service sector growth was not enough to offset the drag from industry growth which pulled headline GDP growth in fiscal 2012 lower to 6.9% against 8.4% a year ago. Despite a slowdown in growth over fiscal year 2012, India has continued to outperform the global economy. With world output growth likely to remain relatively feeble at 3.3% in 2012 against 3.8% in 2011, we believe, structural supports from a rapidly expanding rural and semi-urban economy, favorable demographics and low product penetration are likely to continue to keep domestic growth higher than world growth.

Critical Accounting Policies

We have set forth below some of our critical accounting policies under U.S. GAAP. Investors should keep in mind that we prepare our general purpose financial statements in accordance with Indian GAAP and also report to the RBI and the Indian stock exchanges in accordance with Indian GAAP. In certain circumstances, we may take action that is required or permitted by Indian banking regulations which may have consequences under Indian GAAP that may be different from those under U.S. GAAP.

Allowance for Loan Losses

Our allowance for credit losses is based on our best estimate of losses inherent in our loan portfolio and consists of our allowances for retail loans and wholesale loans.

Retail Loans

We establish specific and unallocated allowances for our retail loans. We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels (or the number of days the loan is past due) and the nature of the security available. Additionally we monitor loan-to-value ratios for loans against securities. The loans are charged off against allowances at defined delinquency levels. We also establish unallocated allowances for our retail loans by product type. Our methodology for calculation of unallocated allowances for our retail lending book is based on a flow-rate model with an observation period of the last 12 to 36 months.

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

Wholesale Loans

We evaluate our wholesale loan portfolio on a periodic basis and grade our accounts considering both qualitative and quantitative criteria using a credit risk grading system. Although we believe our grading and surveillance process is comprehensive, it is inherently subjective as it is based on information we have available and requires us to exercise judgment in determining a borrower’s grading and therefore may not be accurate in all cases. Our internal grading is updated at least annually. Our lending in the wholesale business is largely predicated on the cash flows generated by the business of the borrower and to a lesser degree on the potential recovery out of any collateral that may be obtained.

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

We consider wholesale loans to be impaired when it is probable that we will be unable to collect scheduled payments of principal or interest when due. In arriving at our estimate, we consider the borrower’s payment status, financial condition and the value of collateral we hold. Impaired credits are put on a non-accrual basis. Impairment is measured for each non-performing wholesale banking customer for the aggregate of all wholesale loans made to that customer. For this aggregate funded exposure on the non-performing wholesale loan customer we establish a specific allowance. This allowance is based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of any collateral we hold. Our estimate of future cash flows from a borrower is inherently subjective as it is based on our expectations of the probability and timing of default. Our estimate of the net realizable value of any collateral we hold is also subjective, as the collateral we hold is generally working capital related, such as book debt or inventory.

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

We conduct a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security or units of mutual funds is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer and whether we intend to sell or will be required to sell the security until the forecasted recovery. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. We do not recognize impairment for debt securities if the cause of the decline is related solely to interest rate increases and where we do not have an intent to sell and we will not be required to sell the security until the forecasted recovery. Additional disclosures have been provided on impairment status in Note 6 and Note 8 and on concentrations of credit risk in Note 12 of the Financial Statements.

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

Goodwill and Other Intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with FASB ASC 350-20 “Goodwill”. Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2012.The results of the first step of the impairment test showed no indication of impairment. Accordingly we did not perform the second step of the impairment test.

Intangible assets consist of our branch network, representing contractual and non-contractual customer relationships, customer list, core deposit intangibles and favorable leases. These are amortized over their estimated useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives	Amortization method
	(years)
Branch network	6	Straight-line
Customer lists	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	1 to 15	Straight-line

For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

        Branch network intangible represents the benefit that we received through the acquisition of a ready branch network from CBoP as opposed to having to build a new one. The fair value attributable to the branch network intangible is the difference in the present values of the earnings (net of costs) that we would have generated if we had set up our own branches/ATMs (the “Hypothetical New Branch Network Earnings”) and the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”). Similar streams of revenues and operating costs (and therefore profits) from CBoP existing customer base and loan portfolio (includes net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the Networks. The aforesaid present values to compute the said intangible assets was intended to capture the advantages that we received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative process required to obtaining branch licenses from the RBI. We calculated the value of the customer list intangible through the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers. We used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source to calculate the core deposit intangible. The valuation of favorable leases intangibles was based on the cost saving to us and future economic benefit till the lease expiry.

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

Level 2 inputs are inputs that are observable either directly or indirectly but do not qualify as Level 1 inputs. We generally classify derivative contracts and investments in debt securities, units of mutual funds, mortgage-backed securities and asset-backed securities as Level 2 measurements. Currently, substantially all such items qualify as Level 2 measurements. Level 2 items are fair valued using quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 33, “Fair Value Measurement” for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2012, our Level 3 instruments measured at fair value was nil.

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

Our policy is to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes. Interest income or expenses on overpayments and underpayments of income taxes are included as an element of provision for income taxes.

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

Under FASB ASC 740, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

Recently Issued Accounting Pronouncements Not Yet Effective

In April 2011, Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring”, was issued effective for interim and annual periods beginning on or after June 15, 2011. ASU 2011-02 provides evaluation criteria for whether a restructuring constitutes a troubled debt restructuring. Additional disclosures around the nature and extent of modified finance receivables and their effect on the allowance for loan losses may be required under ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” for finance receivables meeting the definition of a troubled debt restructuring in ASU 2011-02. The adoption of ASU 2011-02 is not expected to have a material impact on our consolidated financial position, results of operations and cash flows.

In April 2011, FASB issued new accounting guidance that addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance will be effective, on a prospective basis to new transactions or modifications for interim or annual periods beginning on or after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations.

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement” which amends the fair value accounting guidance. The amendments clarify the application of the highest and best use and valuation premise concepts, preclude the application of blockage factors in the valuation of all financial instruments and include criteria for applying the fair value measurement principles to portfolios of financial instruments. The amendments additionally prescribe enhanced financial statement disclosures for Level 3 fair value measurements. The new amendments will be effective for interim or annual periods beginning on or after December 15, 2011. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations.

        In June 2011, FASB issued new accounting guidance on the presentation of comprehensive income in financial statements. The new guidance removes current presentation options and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. In December 2011, FASB amended this guidance to defer the changes relating to the presentation of reclassification adjustments out of accumulated other comprehensive income. This new accounting guidance will be effective for interim or annual periods beginning on or after December 15, 2011. Upon adoption of this guidance, we will change the presentation of comprehensive income. The adoption of this guidance will not have any impact on our consolidated financial position or results of operations.

In September 2011, FASB issued new Accounting Standards Update 2011-08, “Testing Goodwill for Impairment”, which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations. The new amendments will be effective for the interim or annual periods beginning on or after December 15, 2011.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities (Topic 210)”. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013 and should be applied retrospectively for all comparative periods presented. We are evaluating the impact this ASU will have on its financial condition and results of operations.

Merger of Centurion Bank of Punjab

During fiscal 2009, the Reserve Bank of India accorded its consent to the Scheme of Amalgamation of Centurion Bank of Punjab Limited (“CBoP”) with HDFC Bank Limited. Pursuant to the order of amalgamation, the operations of both banks were merged with effect from May 23, 2008. On June 24, 2008 our Share Allotment Committee approved the allocation of 349,419,780 equity shares of Rs. 2.0 each to the shareholders of CBoP pursuant to the share swap ratio of five equity shares of Rs. 2.0 each of HDFC Bank Limited for every twenty nine equity shares of Rs. 1.00 each held in CBoP by them as on the record date (viz. June 16, 2008). The amalgamation was accounted for as a business combination under the purchase method of accounting.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 20.0% from Rs. 98.8 billion in fiscal 2011 to Rs. 118.6 billion in fiscal 2012. Our net interest margin declined marginally from 4.8% in fiscal 2011 to 4.6% in fiscal 2012. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2011		2012		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Interest on loans	Rs.	153,719.7	Rs.	210,315.7	Rs.	56,596.0	36.8%
Interest on securities, including dividends and interest on trading assets		43,753.6		60,677.2		16,923.6	38.7
Other interest revenue		4,778.7		6,547.1		1,768.4	37.0
Total interest and dividend revenue		202,252.0		277,540.0		75,288.0	37.2
Interest on deposits		80,216.3		126,783.1		46,566.8	58.1
Interest on short-term borrowings		5,357.1		12,233.8		6,876.7	128.4
Interest on long term debt		8,224.9		11,988.5		3,763.6	45.8
Other interest expense		51.4		142.6		91.2	177.4
Total interest expense		93,849.7		151,148.0		57,298.3	61.1
Net interest revenue	Rs.	108,402.3	Rs.	126,392.0	Rs.	17,989.7	16.6%
Less: Allowance for credit losses:
Retail		5,585.5		6,445.6		860.1	15.4
Wholesale		4,036.4		1,391.7		(2,644.7)	(65.5)
Total	Rs.	9,621.9	Rs.	7,837.3	Rs.	(1,784.6)	(18.5)%
Net interest revenue after allowance for credit losses	Rs.	98,780.4	Rs.	118,554.7	Rs.	19,774.3	20.0%

Interest and Dividend Revenue

Interest income on loans increased by 36.8% primarily due to an increase in our average loan book. Average volumes of our total loan book increased by 23.0% from Rs. 1,507.9 billion in fiscal 2011 to Rs. 1,854.4 billion in fiscal 2012. Our average volume of retail loans increased by 37.1% from Rs. 798.5 billion in fiscal 2011 to Rs. 1,094.6 billion in fiscal 2012. The growth in retail loans was across the product segments. Our average volume of wholesale loans increased by 7.1% from Rs. 709.4 billion in fiscal 2011 to Rs. 759.8 billion in fiscal 2012.

Income from the increase in average volumes of our loans was further augmented by an increase in yields from an average of 10.2% in fiscal 2011 to 11.3% in fiscal 2012. The increase in yields was in line with higher cost of funds due to rising interest rates scenario during fiscal 2012. Retail loan yields increased from 12.2% in fiscal 2011 to 12.8% in fiscal 2012. Wholesale loan yields increased from 8.0% in fiscal 2011 to 9.2% in fiscal 2012.

Interest on securities, including dividends, increased by 38.7% from Rs. 43.8 billion in fiscal 2011 to Rs. 60.7 billion in fiscal 2012, driven by an increase of Rs. 130.5 billion in average volume of investments and an increase in yields from 6.9% in fiscal 2011 to 8.0% in fiscal 2012.

Other interest revenue increased by 37.0% for fiscal 2012 compared to fiscal 2011 mainly due to an increase in interest from our placements with central government bodies. These placements are made to comply with the extant Reserve Bank of India guidelines on shortfall in priority sector lending sub-limits. These placements increased by Rs. 35.0 billion in fiscal 2012. Yield from these placements in fiscal 2012 was low at 4.7%.

Interest Expense

Our interest expense on deposits increased by 58.1% from Rs. 80.2 billion in fiscal 2011 to Rs. 126.8 billion in fiscal 2012 due to an increase in average interest earning deposits by 21.3% from Rs. 1,504.6 billion in fiscal 2011 to Rs. 1,825.0 billion in fiscal 2012.

There was an increase in the average volume of our savings accounts from Rs. 562.3 billion in fiscal 2011 to Rs. 657.1 billion in fiscal 2012 and an increase in the average volume of our time deposits from Rs. 942.3 billion in fiscal 2011 to Rs.1,168.0 billion in fiscal 2012. Increase in our average cost of deposits further augmented the increase in interest expense on deposits. Our average cost of deposits increased from 4.3% in fiscal 2011 to 5.7% in fiscal 2012 as a result of a decrease in the proportion of average current and savings account balances to average total deposits from 49.5% to 47.3%. There was an increase in the average cost of time deposits from 6.4% in fiscal 2011 to 8.6% in fiscal 2012. In addition, the average cost of savings accounts increased from 3.5% in fiscal 2011 to 4.0% in fiscal 2012 due to a regulatory change effective May 2011.

Our interest expense on short-term borrowings increased by 128.8% from Rs. 5.4 billion in fiscal 2011 to Rs. 12.4 billion in fiscal 2012 mainly on account of an increase in our average volumes of short-term borrowings which increased by 91.6% from Rs. 102.0 billion in fiscal 2011 to Rs. 195.5 billion in fiscal 2012 and an increase in our cost of short-term borrowings from 5.3% in fiscal 2011 to 6. 3% in fiscal 2012. Our interest expense on long-term debt increased by 45.8%. This was largely attributable to the Rs. 36.5 billion lower tier II debt capital we raised in the first half of fiscal 2012. Our average volumes of long-term debt increased from Rs. 101.2 billion in fiscal 2011 to Rs. 148.2 billion in fiscal 2012.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses decreased by 18.5% from Rs. 9.6 billion in fiscal 2011 to Rs. 7.8 billion in fiscal 2012.

This reduction was mainly attributable to a decrease in the allowances for credit losses in our wholesale loan portfolio which decreased by 65.5% from Rs. 4.0 billion in fiscal 2011 to Rs. 1.4 billion in fiscal 2012. Due to problems afflicting the micro finance institution (MFI) sector in India, including certain of our MFI loans, in fiscal 2011 we made allowances for credit losses which was the primary reason for a higher wholesale loan allowance in that fiscal.

Decrease in our wholesale loan allowance was partially offset by increase in our retail loan allowance which increased by 15.4% from Rs. 5.6 billion in fiscal 2011 to Rs. 6.4 billion in fiscal 2012. This increase was primarily on account increase in our retail unallocated allowances which was attributable to the growth in our retail loan portfolio and expected losses thereon. Average volume of our retail loans increased by 37.1% from Rs. 798.5 billion in fiscal 2011 to Rs. 1,094.6 billion in fiscal 2012.

Non-Interest Revenue

Our non-interest revenue increased by 12.3% from Rs. 46.8 billion in fiscal 2011 to Rs. 52.6 billion in fiscal 2012. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2011	2012	Increase/ Decrease	% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.38,718.9	Rs.44,867.2	Rs.6,148.3	15.9%
Realized gains/(losses) on AFS securities	189.0	(2,614.3)	(2,803.3)	*
Trading securities loss, net	(598.3)	(154.7)	443.6	*
Foreign exchange transactions	12,283.4	7,531.5	(4,751.9)	(38.7)
Derivatives gains/(loss)	(3,873.8)	2,788.7	6,662.5	(172.0)
Other	96.2	177.1	80.9	84.1
Total non-interest revenue	Rs. 46,815.4	Rs. 52,595.5	Rs. 5,780.1	12.3%

*	Not meaningful

Fees and commissions increased by 15.9% from Rs. 38.7 billion in fiscal 2011 to Rs. 44.9 billion in fiscal 2012 primarily on account of an increase in fees and commissions generated by the retail segment. This increase was primarily attributable to fees and charges on retail asset products, fees on debit cards and credit cards and transactional charges and fees on deposit accounts. Fees and charges on retail asset products were primarily comprised of processing fees on new loans, foreclosure charges and fees from the sourcing of home loans. There was an increase in ATM fees and debit card charges due to increased volume of ATM and debit card transactions. Also higher volume in credit card spends led to higher interchange income. The increase in fees and commissions in the retail segment was partially offset by a drop in income from distribution of third party insurance products on account of lower distribution commission rates. Fees and commissions earned from our wholesale segment increased mainly on account of increase in income from our non-funded business and processing fee income.

Realized losses on AFS securities were primarily from sale and other than temporary impairment of units of mutual funds. Losses on trading securities were primarily from the sale of government securities.

Income from foreign exchange transactions decreased from Rs. 12.3 billion in fiscal 2011 to Rs. 7.5 billion in fiscal 2012, mainly on account of reduction in gain from the realized foreign exchange transactions largely attributable to movement in exchange rates. In fiscal 2012, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 3.6 billion. Income during fiscal 2012 was primarily on account of income from forward exchange contracts of Rs. 2.6 billion largely attributable to cancellations of forward exchange contracts by non-bank customers. In addition, there was a gain of Rs. 1.7 billion from currency swaps and currency options, which was marginally offset by a loss of Rs. 0.7 billion from interest rate derivatives. This gain was largely attributable to mark to market gains driven primarily by increase in interest rates and depreciation of Indian rupee. The Indian rupee depreciated against the U.S. dollar from Rs. 44.6 per USD in March 2011 to Rs. 50.9 per USD in March 2012. In fiscal 2011, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 4.4 billion which includes loss on interest rate derivatives and forward exchange contracts of Rs. 1.8 billion and Rs. 1.7 billion respectively. Income from derivative transactions (net of loss of Rs. 0.8 billion on account of increase in credit spread) was Rs. 2.8 billion in fiscal 2012 as compared to a loss of Rs. 3.9 billion (net of gain of Rs. 0.5 billion on account of reduction in credit spread) in fiscal 2011.

Non- Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2011	2012	Increase/ Decrease	% Increase/ Decrease	2011 % of net revenues	2012 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.37,865.6	Rs.45,791.3	Rs.7,925.7	20.9%	26.0%	26.8%
Premises and equipment	12,419.8	14,595.1	2,175.3	17.5	8.5	8.5
Depreciation and amortization	5,138.6	5,588.7	450.1	8.8	3.5	3.3
Administrative and other	24,387.6	29,009.5	4,621.9	19.0	16.8	16.9
Amortization of intangibles	2,558.6	2,328.9	(229.7)	(9.0)	1.8	1.4
Total non-interest expense	Rs.82,370.2	Rs.97,313.5	Rs.14,943.3	18.1%	56.6%	56.9%

Total non-interest expense increased by 18.1% from Rs. 82.4 billion in fiscal 2011 to Rs. 97.3 billion in fiscal 2012. As a percentage of our net revenues, non-interest expense was 56.9% in fiscal 2012 as compared to 56.6% in fiscal 2011.

As of March 31, 2012, we had 2,544 branches and 8,913 ATMs across 1,399 locations, which increased from 1,986 branches and 5,471 ATMs across 996 locations as of March 31, 2011. This led to an overall increase in our non-interest expense.

Salaries and staff benefits increased by 20.9% from Rs. 37.9 billion in fiscal 2011 to Rs. 45.8 billion in fiscal 2012. This increase was primarily attributable to an increase in staff salaries and allowances and in the number of employees from 55,752 as of March 31, 2011 to 66,076 as of March 31, 2012.

Premises and equipment costs increased on account of an increase in rent, electricity, housekeeping, security and other infrastructure costs relating to the expanded branch network.

Depreciation and amortization expenses increased due to the increase in our distribution network and higher spending on technology and infrastructure to support our growth. During the fiscal year ended March 31, 2011, we had revised the estimated useful life of point-of-sale machines and certain information technology servers. Depreciation on these assets is being charged prospectively over the revised useful life of the asset. Consequently, the net income before non-controlling interest for fiscal 2011 was lower by Rs. 390.5 million.

Administrative and other expenses increased primarily on account of higher printing and stationery, postage and communication and insurance costs.

We continued to amortize the intangible assets that were acquired on the merger of CBoP — i.e. our branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible, and favorable leases — over their estimated remaining useful life. This amortization resulted in a charge of Rs. 2.3 billion in fiscal 2012 as compared to Rs. 2.6 billion in fiscal 2011.

Income Tax

Our income tax expense, net of interest earned on income tax refunds amounting to Rs. 1 billion, increased by 9.8%, from Rs. 21.7 billion in fiscal 2011 to Rs. 23.8 billion in fiscal 2012. Our effective tax rate was 34.3% in fiscal 2011 and 32.3% in fiscal 2012. The effective tax rate was lower in fiscal 2012 primarily on account of higher tax free income from our investments.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2011 and 2012:

	Year ended March 31,
	2011	2012
Effective statutory income tax rate	33.22%	32.45%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	1.79	1.72
Income exempt from taxes	(1.03)	(1.33)
Interest on income tax refunds	—	(0.88)
Other, net	0.17	0.13
Effect of change in statutory tax rate	0.17	0.18
Annual effective income tax rate	34.32%	32.27%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 20.8% from Rs. 41.2 billion in fiscal 2011 to Rs. 49.8 billion in fiscal 2012.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Net Interest Revenue After Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 57.5% from Rs. 62.7 billion in fiscal 2010 to Rs. 98.8 billion in fiscal 2011. Our net interest margin increased from 4.6% in fiscal 2010 to 4.8% in fiscal 2011. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2010	2011	Increase/ (decrease)	% Increase/ (decrease)
	(in millions, except percentages)
Interest on loans	Rs. 118,364.5	Rs. 153,719.7	Rs. 35,355.2	29.9%
Interest on securities, including dividends and interest on trading assets	37,749.8	43,753.6	6,003.8	15.9
Other interest revenue	2,537.0	4,778.7	2,241.7	88.4
Total interest and dividend revenue	158,651.3	202,252.0	43,600.7	27.5
Interest on deposits	69,854.0	80,216.3	10,362.3	14.8
Interest on short-term borrowings	1,420.4	5,357.1	3,936.7	277.2
Interest on long-term debt	6,052.6	8,224.9	2,172.3	35.9
Other interest expense	393.0	51.4	(341.6)	(86.9)
Total interest expense	77,720.0	93,849.7	16,129.7	20.8
Net interest revenue	Rs. 80,931.3	Rs. 108,402.3	Rs. 27,471.0	33.9

Less: Allowance for credit losses:
Retail	16,586.2	5,585.5	(11,000.7)	(66.3)
Wholesale	1,607.7	4,036.4	2,428.70	151.1
Total	Rs. 18,193.9	Rs. 9,621.9	Rs.(8,572.0)	(47.1)
Net interest revenue after allowance for credit losses	Rs. 62,737.4	Rs. 98,780.4	Rs. 36,043.0	57.5%
Interest and Dividend Revenue

Interest income on loans increased by 29.9% due to an increase in our total average loan book. Our average volume of retail loans increased by 29.8% from Rs. 615.3 billion in fiscal 2010 to Rs. 798.5 billion in fiscal 2011. The growth in retail loans was across our product segments. Our average volume of wholesale loans increased by 44.4% from Rs. 491.1 billion in fiscal 2010 to Rs. 709.4 billion in fiscal 2011 driven by new customer acquisitions, increased lending to existing customers and one-off short-term lending opportunities to customers in the telecom sector.

Average volumes of our total loan book increased by 36.3% from Rs. 1,106.5 billion in fiscal 2010 to Rs. 1,507.9 billion in fiscal 2011. Income from the increase in average volumes of our loans was partially off-set by a decline in yields from an average of 10.7% in fiscal 2010 to 10.2% in fiscal 2011. The decrease in yields was in line with lower cost of funds due to benign interest rates during the first half of the year. Retail loan yields decreased from 12.9% in fiscal 2010 to 12.2% in fiscal 2011. Wholesale loan yields increased marginally from 7.9% in fiscal 2010 to 8.0% in fiscal 2011 primarily due to certain higher yielding short-term opportunistic assets. Interest on securities, including dividends, increased by 15.9% from Rs. 37.7 billion in fiscal 2010 to Rs. 43.8 billion in fiscal 2011, driven by an increase of Rs. 43.4 billion in average volume of investments and an increase in yields from 6.4% in fiscal 2010 to 6.9% in fiscal 2011.

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

Interest Expense

Our interest expense on deposits increased by 14.8% from Rs. 69.9 billion in fiscal 2010 to Rs. 80.2 billion in fiscal 2011 due to an increase in average total deposits by 24.5% from Rs. 1,498.5 billion in fiscal 2010 to Rs. 1,865.7 billion in fiscal 2011. There was an increase in the average volume of our current and savings accounts from Rs. 710.1 billion in fiscal 2010 to Rs. 923.4 billion in fiscal 2011 and an increase in the average volume of our time deposits from Rs. 788.4 billion in fiscal 2010 to Rs. 942.3 billion in fiscal 2011. The volume increase was partially offset by a decrease in cost of deposits. Our average cost of deposits decreased from 4.7% in fiscal 2010 to 4.3% in fiscal 2011 as a result of an increase in the proportion of average current and savings account balances to average total deposits from 47.4% to 49.5%. In addition there was a decrease in the average cost of time deposits from 7.4% in fiscal 2010 to 6.4% in fiscal 2011. However, the average cost of savings accounts increased from 2.8% in fiscal 2010 to 3.5% in fiscal 2011 due to a regulatory change effective April 1, 2010 in the method of computation of interest on savings accounts.

Our interest expense on short-term borrowings increased by 198.3% from Rs. 1.8 billion in fiscal 2010 to Rs. 5.4 billion in fiscal 2011 mainly on account of an increase in our average volumes of short-term borrowings, which increased by 101.6% from Rs. 50.6 billion in fiscal 2010 to Rs. 102.0 billion in fiscal 2011, and an increase in our cost of short-term borrowings from 3.6% in fiscal 2010 to 5.3% in fiscal 2011. Our interest expense on long-term debt increased by 35.9%. This is largely attributable to borrowings from refinance institutions and the upper tier II debt capital we raised in the first half of fiscal 2011. Our average volumes of long-term debt increased from Rs. 72.4 billion in fiscal 2010 to Rs. 101.2 billion in fiscal 2011.

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

These factors were largely responsible for the decline of 66.3% in the retail loan loss allowance, which decreased from Rs. 16.6 billion in fiscal 2010 to Rs. 5.6 billion in fiscal 2011. Due to problems afflicting the micro finance institution (MFI) sector in India, including certain of our MFI loans, we made allowances for credit losses for these loans. This was the primary reason for the increase in our wholesale loan allowance by 151.1% from Rs. 1.6 billion in fiscal 2010 to Rs. 4.0 billion in fiscal 2011.

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

Income from foreign exchange transactions increased by Rs.7.2 billion to Rs.12.3 billion in fiscal 2011. The increase in the income in fiscal 2011 was mainly on account of increase in trade volumes with non-bank customers which increased from USD 109.6 billion in fiscal 2010 to USD 139.1 billion in fiscal 2011 and volatility during fiscal 2011 in the exchange rate between US Dollar and Indian Rupee. In fiscal 2011, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 4.4 billion, which includes loss on interest rate derivatives and forward exchange contracts of Rs. 1.8 billion and Rs. 1.7 billion respectively. The loss was driven primarily by increase in interest rates and movement in exchange rates. In fiscal 2010, the derivative transactions resulted in a gain of Rs. 1.4 billion (unadjusted for credit spread), which includes gain on forward exchange contracts of Rs. 8.8 billion and loss on option contracts of Rs. 7.9 billion. The gains on forward exchange contracts were primarily due to cancellations of forward exchange contracts by non-bank customers on account of adverse changes in exchange rates compared to fiscal 2009. The loss on option contracts includes mark to market losses of Rs. 8.4 billion. The loss from derivative transactions (net of gain of Rs. 0.5 billion on account of reduction in credit spread) was Rs. 3.9 billion in fiscal 2011 as compared to a gain of Rs. 2.9 billion (including gain of Rs. 1.6 billion on account of reduction in credit spread) in fiscal 2010. In fiscal 2009, several of our customers having foreign currency or derivative exposures suffered losses, which resulted from an overall decline in the economic environment stemming from the global financial crisis, for which we had recorded fair value adjustments on account of credit risk. In fiscals 2010 and 2011, due to continuing improvement in the overall credit environment and based on our risk assessment, there was a gain on account of credit spreads.

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

Depreciation and amortization expenses increased due to the increase in the branch network/ATMs and higher spending on technology and infrastructure to support our growth. During the fiscal year ended March 31, 2011, we revised the estimated useful life of point-of-sale machines and certain information technology servers. Depreciation on these assets is charged prospectively over the revised useful life of the asset. Consequently, the net income before noncontrolling interest for the year was lower by Rs. 390.5 million.

Administrative and other expenses increased primarily on account of higher advertising and publicity, printing and stationery and insurance costs.

We continued to amortize the intangible assets, that were acquired on the merger of CBoP — i.e. our branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible and favorable leases — over their estimated remaining useful life. This amortization resulted in a charge of Rs. 2.6 billion in fiscal 2011 as compared to Rs. 3.8 billion in fiscal 2010.

Income Tax

Our income tax expense increased by 75.9% from Rs. 12.3 billion in fiscal 2010 to Rs. 21.7 billion in fiscal 2011 in line with the increase in pre-tax income. Our effective tax rate was 33.1% in fiscal 2010 and 34.3% in fiscal 2011. The effective tax rate was higher in fiscal 2011 primarily on account of lower tax free income from our investments.

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

Liquidity and Capital Resources

Our growth over the last three years has been financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier 2 capital.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Year ended March 31,
	2010		2011		2012
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	24,887.8	Rs.	41,527.3	Rs.	50,008.0
Non-cash adjustments to net income		33,134.4		25,509.8		22,137.7
Net change in other assets and liabilities		51,042.2		(16,920.5)		(34,653.4)
Net cash provided/(used) by operating activities	Rs.	109,064.4	Rs.	50,116.6	Rs.	37,492.3
Cash Flows from Investing Activities:
Net change in term placements		(23,646.0)		(43,925.1)		(48,174.4)
Net change in investments		13,846.8		(157,060.9)		(181,331.0)
Net change in repurchase options and reverse repurchase options		5,497.2		80,000.0		(10,868.3)
Loans purchased net of repayments		(48,911.4)		(36,828.9)		(15,960.7)
Increase in loans originated, net of principal collections		(284,839.6)		(303,115.8)		(379,906.4)
Net additions to property and equipment		(5,854.8)		(5,745.3)		(7,878.5)
Net cash used in investing activities	Rs.	(343,907.8)	Rs.	(466,676.0)	Rs.	(644,119.3)
Cash Flows from Financing Activities:
Net increase in deposits		246,365.0		409,794.4		385,202.5
Net increase/(decrease) in short-term borrowings		70,763.3		(21,185.6)		38,641.2
Proceeds from issuance of shares by subsidiaries to non-controlling interest		—		113.7		12.3
Net increase in long-term debt		9,264.2		17,375.3		82,141.2
Proceeds from issuance of equity shares for options exercised		5,559.7		8,281.6		5,302.8
Proceeds from issuance of equity shares/warrants/equity shares on exercise of warrants		36,080.5		—		—
Payment of dividends and dividend tax		(4,985.8)		(6,440.9)		(8,947.6)
Net cash provided by financing activities	Rs.	363,046.9	Rs.	407,938.5	Rs.	502,352.4
Effect of exchange rate changes on cash and cash equivalents		(1,869.4)		(35.5)		3,415.5
Net change in cash and cash equivalents		126,334.1		(8,656.4)		(100,859.1)
Cash and cash equivalents, beginning of year		171,224.4		297,558.5		288,902.1
Cash and cash equivalents, end of year	Rs.	297,558.5	Rs.	288,902.1	Rs.	188,043.0

Cash Flows from Operating Activities

Our net cash provided/used by operating activities reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 109.1 billion in fiscal 2010 to Rs. 50.1 billion in fiscal 2011, mainly due to higher cash flows in fiscal 2010 as compared to fiscal 2011 as a result of increase in bills payable. Our net cash provided by operating activities decreased from Rs. 50.1 billion in fiscal 2011 to Rs. 37.5 billion in fiscal 2012 mainly due to increase in investments held for trading in fiscal 2012.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 395.9 billion in fiscal 2012 and Rs. 339.9 billion in fiscal 2011 primarily on account of an increase in our retail loan portfolio. The increase in investments in fiscal 2012 was Rs. 181.3 billion primarily on account of an increase in available-for-sale debt securities.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. The increase in deposits is attributable to the overall expansion of our business. Our total deposits increased by 18.4% from Rs. 2,082.1 billion in fiscal 2011 to Rs. 2,465.0 billion in fiscal 2012. Savings account deposits at Rs. 740.0 billion and current account deposits at Rs. 453.0 billion together accounted for approximately 48.4% of total deposits as of March 31, 2012. There was a 29.2% increase in our time deposits from Rs. 984.8 billion in fiscal 2011 to Rs. 1,272.1 billion in fiscal 2012. Our short-term borrowings increased by Rs. 35.9 billion from Rs. 76.7 billion in fiscal 2011 to Rs. 112.6 billion in fiscal 2012. There was an increase in long-term debt from Rs. 93.3 billion in fiscal 2011 to Rs. 178.4 billion in fiscal 2012 primarily due to the lower tier II debt capital and borrowings from refinance institutions we raised during the year.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2011 and March 31, 2012:

	As of March 31,
	2011		2012		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Cash and cash equivalents	Rs.	288,902.1	Rs.	188,043.0	Rs.	(100,859.1)	(34.9)%
Term placements		102,049.4		150,096.5		48,047.1	47.1
Investments held for trading		38,216.9		77,043.4		38,826.5	101.6
Investments available for sale		628,704.9		807,080.4		178,375.5	28.4
Securities purchased under agreements to resell		—		20,868.3		20,868.3	*
Loans, net		1,622,856.0		2,006,374.3		383,518.3	23.6
Accrued interest receivable		19,752.6		26,645.5		6,892.9	34.9
Property and equipment		22,881.2		24,960.9		2,079.7	9.1
Intangibles		6,402.9		4,074.0		(2,328.9)	(36.4)
Goodwill		74,937.9		74,937.9		—	—
Other assets		115,532.4		191,031.5		75,499.1	65.3
Total assets	Rs.	2,920,236.3	Rs.	3,571,155.7	Rs.	650,919.4	22.3%

*	Not meaningful

Our total assets increased by 22.3% to Rs. 3,571.2 billion in fiscal 2012 from Rs. 2,920.2 billion in fiscal 2011.

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

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and fifteen years. Term placements have increased on account of our placements with central government bodies. These placements are made to comply with the extant Reserve Bank of India guidelines on shortfalls in priority sector lending sub-limits and account for approximately 85% of term placements as of March 31, 2012.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading increased by 101.6% from Rs. 38.2 billion as of March 31, 2011 to Rs. 77.0 billion as of March 31, 2012, primarily on account of investments in government of India securities, partially offset by a decrease in our portfolio of deposit certificates issued by banks.

Investments available for sale increased by 28.4%, primarily on account of an increase in investments in government of India securities for SLR requirements.

Net loans increased mainly due to an increase in our retail lending. Our outstanding gross retail loan portfolio increased by 37.2% from Rs. 980.1 billion as of March 31, 2011 to Rs. 1,345.0 billion as of March 31, 2012. Secured loans were the key drivers of the increase in the retail loan book. We originate home loans under an arrangement with HDFC Limited. During the year we purchased from HDFC Limited aggregating Rs. 49.8 billion of AAA credit enhanced home loans. Our gross wholesale loan book increased by 3.1% from Rs. 668.6 billion in fiscal 2011 to Rs. 689.3 billion in fiscal 2012.

Our property and equipment increased by 9.1% from Rs. 22.9 billion in fiscal 2011 to Rs. 25.0 billion in fiscal 2012, primarily on account of growth in our distribution network. As of March 31, 2011 we had a network of 1,986 branches in 996 cities which grew to 2,544 branches in 1,399 cities as of March 31, 2012.

We acquired a branch network representing contractual and non-contractual customer relationships, customer lists, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 2.6 billion and Rs. 2.3 billion for fiscals 2011 and 2012, respectively. Consequently, these intangibles were carried at an amortized value of Rs. 4.1 billion as of March 31, 2012.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill. The said goodwill has not been impaired as of March 31, 2012 and has been carried forward at the same value as that at the acquisition date.

Other assets increased by 65.3% from Rs. 115.5 billion as of March 31, 2011 to Rs. 191.0 billion as of March 31, 2012 primarily on account of an increase in derivatives from Rs. 75.6 billion to Rs. 133.2 billion which was largely attributable to the depreciation of the Indian Rupee in fiscal 2012 and increase in the volume of our derivative contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2011 and March 31, 2012:

	As of March 31,
	2011		2012		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest bearing deposits	Rs.	1,619,283.6	Rs.	2,012,057.9	Rs.	392,774.3	24.3%
Non-interest bearing deposits		462,845.4		452,991.7		(9,853.7)	(2.1)
Total deposits		2,082,129.0		2,465,049.6		382,920.6	18.4%

Securities sold under repurchase agreements		60,000.0		70,000.0		10,000.0	16.7
Short-term borrowings		76,686.7		112,642.8		35,956.1	46.9
Accrued interest payable		27,746.0		51,935.9		24,189.9	87.2
Long-term debt		93,287.2		178,366.6		85,079.4	91.2
Accrued expenses and other liabilities		232,557.6		296,568.1		64,010.5	27.5
Total liabilities		2,572,406.5		3,174,563.0		602,156.5	23.4%
Non-controlling interest in subsidiaries		1,338.1		1,537.5		199.4	14.9
HDFC Bank Limited shareholders’ equity		346,491.7		395,055.2		48,563.5	14.0
Total liabilities and shareholders’ equity	Rs.	2,920,236.3	Rs.	3,571,155.7	Rs.	650,919.4	22.3%

Our total liabilities increased by 23.4% from Rs. 2,572.4 billion in fiscal 2011 to Rs. 3,174.6 billion in fiscal 2012. The increase in our interest-bearing deposits was on account of an increase in savings deposits and in time deposits. Savings account deposits increased by 16.6% from Rs. 634.5 billion as of March 31, 2011 to Rs. 740.0 billion as of March 31, 2012. Time deposits increased by 29.2% from Rs. 984.8 billion as of March 31, 2011 to Rs. 1,272.1 billion as of March 31, 2012. Our non-interest bearing deposits decreased by 2.1% from Rs. 462.8 billion in fiscal 2011 to Rs. 453.0 billion in fiscal 2012. Of our total deposits as of March 31, 2012, retail deposits accounted for approximately 72% and wholesale deposits accounted for the balance.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding as of March 31, 2012, deposits accounted for 77.7%, short-term borrowings accounted for 3.5% and long-term debt accounted for 5.6%. Our short-term borrowings, which were primarily comprised of money market borrowings, increased by Rs. 36.0 billion in fiscal 2012. Securities sold under repurchase agreements were Rs. 70.0 billion as of March 31, 2012 on account of our borrowing under the liquidity adjustment facility that is offered by the Reserve Bank of India. The borrowing was against our investments in government securities that we held in excess of the statutory liquidity requirements.

Long-term debt increased by 91.2% in fiscal 2012, primarily due to the lower tier II debt capital and borrowings from refinance institutions we raised during the year.

Accrued interest payable increased by 87.2% from Rs. 27.7 billion in fiscal 2011 to Rs. 51.9 billion in fiscal 2012 on account of increase in volumes of interest bearing liabilities and an increase in our cost of funds.

Accrued expenses and other liabilities increased by 27.5% from Rs. 232.6 billion to Rs. 296.6 billion, primarily because of increase in derivatives largely attributable to the depreciation of the Indian Rupee in fiscal 2012 and increase in the volume of our derivative contracts.

Shareholders’ equity increased primarily due to an increase in the retained earnings and additional paid-in capital on account of the exercise of stock options by employees.

Capital

We are a banking company within the meaning of the Indian Banking Regulations Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. As per RBI’s prudential norms on capital adequacy under the Basel I framework (Basel I), we are required to maintain a capital to risk-weighted asset ratio of a minimum of 9%, for both credit risk and market risk. The RBI has also issued its prudential guidelines on “Capital Adequacy and Market Discipline—Implementation of the New Capital Adequacy Framework” (Basel II). We migrated to the new framework effective March 31, 2009. Under the Basel II guidelines, we are required to maintain a minimum capital to risk-weighted asset ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by us as of March 31, 2012 is subject to a prudential floor, which is the higher of the following amounts:

a) the minimum capital required as per the Basel II framework; or

b) 80% of the minimum capital required to be maintained as per the Basel I framework.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II frameworks are as follows:

	Basel I						Basel II
	2011		2012		2012		2011		2012		2012
	(in millions, except percentages)
Tier 1 capital	Rs.	237,704.1	Rs.	281,135.6	US$	5,524.4	Rs.	237,183.5	Rs.	280,674.9	US$	5,515.3
Tier 2 capital		77,438.1		118,989.7		2,338.2		77,438.1		118,989.7		2,338.2
Total capital	Rs.	315,142.2	Rs.	400,125.3	US$	7,862.6	Rs.	314,621.6	Rs.	399,664.6	US$	7,853.5
Total risk weighted assets and contingents	Rs.	2,057,206.2	Rs.	2,547,642.9	US$	50,061.8	Rs.	1,939,602.6	Rs.	2,418,963.2	US$	47,533.2
Capital ratios of the Bank:
Tier 1		11.56%		11.04%				12.23%		11.60%
Total capital		15.32%		15.71%				16.22%		16.52%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%				6.00%		6.00%
Total capital		9.00%		9.00%				9.00%		9.00%

Capital Expenditure

        Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 13.7 billion in fiscal 2013. This budgeted amount includes Rs. 2.0 billion to expand our branch and back office network, Rs. 0.9 billion to expand our ATM network, Rs. 0.5 billion to expand our Electronic Data Capture terminal network and Rs. 10.3 billion to upgrade and expand our hardware, data center, network and other systems. Our capital expenditure needs may change depending on, among other factors, the business environment prevailing at the time; consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

Financial Instruments and Off-Balance Sheet Arrangements

Our foreign exchange and derivative product offerings to our customers cover a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options, and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our Treasury front office works on such product offerings jointly with the relationship managers from Wholesale Banking.

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

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. See “Business—Treasury—Foreign Exchange and Derivatives”. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2012, together with the fair values on each reporting date:

	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(in millions)
Interest rate derivatives	Rs.	2,352,335.4	Rs.	11,735.6	Rs.	12,353.8	Rs.	(618.2)	US$	46,223.9	US$	(12.1)
Currency options		220,616.6		3,987.7		3,038.8		948.9		4,335.2		18.6
Currency swaps		53,438.4		2,959.3		1,882.0		1,077.3		1,050.1		21.2
Forward exchange contracts		5,648,917.1		114,511.7		110,657.7		3,854.0		111,002.5		75.7
Total	Rs.	8,275,307.5	Rs.	133,194.3	Rs.	127,932.3	Rs.	5,262.0	US$	162,611.7	US$	103.4

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

	As of March 31,
	2011		2012		2012
	(in millions)
Bank guarantees:
Financial guarantees	Rs.	62,104.7	Rs.	76,921.6	US$	1,511.5
Performance guarantees		54,857.1		59,909.3		1,177.2
Documentary credits		154,406.1		209,182.1		4,110.5
Total	Rs.	271,367.9	Rs.	346,013.0	US$	6,799.2

Guarantees and documentary credits outstanding increased by 27.5% to Rs. 346.0 billion as of March 31, 2012, principally due to general growth in our wholesale banking business and to meet our clients’ trade requirements.

Loan Sanction Letters

In some cases we issue sanction letters to customers indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made was Rs. 682.1 billion as of March 31, 2012. On request, we disburse these loans subject to the customer’s creditworthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 24 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2012 by expected settlement period.

Contractual Obligations

	Payments due by period, as of March 31, 2012
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs.	111,056.5	Rs.	—	Rs.	4,140.0	Rs.	16,120.0	Rs.	90,796.5
Other long term debt		67,310.1		19,687.8		38,748.2		5,350.0		3,524.1
Operating leases(a)		29,893.9		5,152.0		9,264.2		8,166.4		7,311.3

Short-term borrowings		112,642.8		112,642.8		—		—		—
Securities sold under repurchase agreements		70,000.0		70,000.0		—		—		—
Unconditional purchase obligations(b)		3,274.2		3,274.2		—		—		—
Total	Rs.	394,177.5	Rs.	210,756.8	Rs.	52,152.4	Rs.	29,636.4	Rs.	101,631.9

(a)	Operating leases are principally for the lease of office, branch and ATM premises, and residential premises for executives.
(b)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2012. See “—Note 27 – Commitments and contingencies”.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange contracts and derivative contracts.

We have recognized a liability of Rs. 895.9 million as of March 31, 2012 as required by FASB ASC 460.10. Based on historical trends and as required by FASB ASC 450, we have recognized a liability of Rs. 375.4 million as of March 31, 2012.

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

The residual maturities of the above obligations as of March 31, 2012 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2012
	Total amounts committed		Less than 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary credits	Rs.	209,182.1	Rs.	203,498.0	Rs.	5,684.1	Rs.	—	Rs.	—
Guarantees		136,830.9		96,340.9		30,136.2		4,288.4		6,065.4
Derivatives*		8,275,307.5		7,326,382.9		586,838.1		326,672.6		35,413.9
Total	Rs.	8,621,320.5	Rs.	7,626,221.8	Rs.	622,658.4	Rs.	330,961.0	Rs.	41,479.3

*	Denotes notional principal amounts.

Extent of dependence on single customer exposures

Our exposure to a borrower is subject to the regulatory limits established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of our capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of infrastructure or by an additional 10% (i.e. up to 25%) provided the credit exposure is to oil companies to whom bonds have been issued by the Government of India. In addition to the above exposure limit, we may, in exceptional circumstances, with the approval of the Board, consider increasing our exposure to a borrower up to an additional 5% of the capital funds. Our exposure to a single NBFC or NBFC-asset financing companies (AFC) should not exceed 10.0% or 15.0%, respectively, of our capital funds. We may, however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0%, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Our exposure to infrastructure finance companies (IFC) should not exceed 15.0% of our capital funds. However, this may be exceeded by an additional 5% (i.e. up to 20%) if the same is on account of funds on-lent by the IFC to the infrastructure sector.

Our exposures to our ten largest borrowers as of March 31, 2012, computed as per RBI guidelines, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2012:

	March 31, 2012
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(in millions)
Borrower 1	Banks and Financial Institutions	Rs.	91,154.8	Rs.	—	Rs.	91,154.8	US$	1,791.2
Borrower 2	Coal & Petroleum Products		24,500.0		28,502.9		53,002.9		1,041.5
Borrower 3	Coal & Petroleum Products		12,761.6		39,387.5		52,149.1		1,024.7
Borrower 4	NBFC / Financial Intermediaries		42,500.0		—		42,500.0		835.1
Borrower 5	NBFC / Financial Intermediaries		30,000.0		—		30,000.0		589.5
Borrower 6	NBFC / Financial Intermediaries		30,000.0		—		30,000.0		589.5
Borrower 7	Non-ferrous Metals		3,650.0		24,205.9		27,855.9		547.4
Borrower 8	Banks and Financial Institutions		24,184.3		14.0		24,198.3		475.5
Borrower 9	Banks and Financial Institutions		22,206.6		—		22,206.6		436.4
Borrower 10	Iron and Steel	Rs.	3,229.1	Rs.	18,381.8	Rs.	21,610.9	US$	424.7

As of March 31, 2012, our exposure to 13 borrowers was, for each such borrower, more than 5% of our capital funds, which was mainly comprised of large credit facilities to these borrowers. Of the total exposure to these borrowers, approximately 47% was secured by collateral.

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

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries, where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business we have exposure, directly/indirectly on, to risk related to, counter parties/entities in foreign countries. On an ongoing basis, we monitor such cross border exposures. Our aggregate country risk exposure was about 3% of our total assets. Currently there is no country where we have an exposure exceeding 1% of our total assets, in accordance with the RBI guidelines. Our exposure, primarily in the nature of commercial credits, to countries in Europe impacted by the sovereign debt crisis is not significant (aggregates about 0.03% of our total assets).

Cyber Security

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements and requesting check books. We are therefore exposed to cyber threats, such as phishing and trojans, targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information, hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us, and data theft, wherein cyber criminals may intrude into our network with the intention of stealing our data/information or extorting money.

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•

Phishing: We identify phishing sites and trojans targeting our customers and then shut down such sites. Forensic information such as customers details which may have been compromised are retrieved from such sites and acted upon. We have implemented Secure Access which provides an additional layer of security beyond customer id and password for internet banking transactions. This system evaluates every transaction based on our risk model and helps us determine whether the incumbent transaction is a genuine one or suspicious. Should the transaction be deemed suspicious, the system has the option of either declining the transaction or asking for additional authentication. As a practice, we send awareness mails to our customers educating them about phishing and the measures that they need to take to protect themselves in falling prey to it.

•

Hacking and Data Theft: We have implemented firewalls and Intrusion Prevention System at the perimeter of our network to block any attempts made to hack or intrude into our network. Our 24 by 7 Security Operations Center (SOC) analyzes logs of its perimeter defenses to identify any attempts made to intrude into our network. We have an incident management process to ensure that in the event of any incident, relevant stakeholders are made aware of what their role is in resolving the incident. We also test our internet facing infrastructure and applications for vulnerability. Any vulnerability thus identified is remediated in a time bound manner. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry best practices and are reviewed on a regular basis to avoid obsolescence.

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (the ‘Articles’) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than 3 nor more than 15, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of 11 members as of March 31, 2012.

As per the Indian Companies Act, 1956 (the ‘Companies Act’), at least two-thirds of our directors are required to retire by rotation, with one-third of these retiring at each annual general meeting. However, any retiring director may be re-appointed by resolution of the shareholders.

Under the terms of our organizational documents, HDFC Limited has a right to nominate two directors who are not required to retire by rotation, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20% of our paid-up equity share capital. The two directors so nominated by HDFC Limited currently are the Chairman and the Managing Director.

The Banking Regulations Act requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Out of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and the rural economy, co-operation or small-scale industry. Mr. Ashim Samanta has specialized knowledge and experience in small-scale industry. Dr. Pandit Palande has specialized knowledge and experience in the agricultural sector.

Interested directors may not vote at board proceedings, except where the interest is based solely on a contract of indemnity for which the director is a surety, the interest is based on the director’s involvement as director of another company and holder of shares of that company, or where a proper notification has been given under the Companies Act.

None of our directors or members of our senior management holds 1.0% or more of our shares.

Our Board of Directors, as of March 31, 2012, was comprised of:

Name	Position	Age
Mr. C.M. Vasudev	Chairman	69
Mr. Aditya Puri	Managing Director	61
Mr. Harish Engineer	Executive Director	63
Mr. Paresh Sukthankar	Executive Director	49
Mr. Anami N. Roy	Non-Executive Director	62
Mr. Ashim Samanta	Non-Executive Director	58
Mr. Bobby Parikh	Non-Executive Director	48
Dr. Pandit Palande	Non-Executive Director	51
Mr. Partho Datta	Non-Executive Director	63
Mrs. Renu Karnad	Non-Executive Director	59
Mr. Keki Mistry[1]	Non-Executive Director	58

[1]	Mr. Keki Mistry was inducted as a Director with effect from January 19, 2012.

The following are brief biographies of our directors:

Mr. C. M. Vasudev holds a Master’s degree in Economics and Physics. He joined the Indian Administrative Services in 1966. Mr. Vasudev has worked as an Executive Director of World Bank representing India, Bangladesh, Sri Lanka and Bhutan. Mr. Vasudev has extensive experience of working at policy making levels in the financial sector and was responsible for setting up policies and oversight of management at World Bank. He chaired World Bank’s committee on development effectiveness with the responsibility of ensuring effectiveness of World Bank’s operations. Mr. Vasudev has also worked as Secretary, Ministry of Finance for more than 8 years and has had various assignments, including Secretary, Department of Economic Affairs, Department of Expenditure, Department of Banking and Additional Secretary, Budget with responsibility for framing the fiscal policies and policies for economic reforms and for co-ordinating preparation of budgets of the Government of India and monitoring their implementation. He was appointed as a Government nominee Director on the Boards of many companies in the financial sector including the State Bank of India, IDBI, ICICI, IDFC, NABARD, the National Housing Bank and also on the Central Board of the RBI. He was also member secretary of the Narasimham Committee on financial sector reforms. He also chaired a committee on reforms of the NBFC sector. He also worked as Joint Secretary of the Ministry of Commerce with responsibility for state trading, trade policy including interface with the WTO.

Mr. Vasudev is Director on the boards of ICRA Management Consulting Services Limited, Uttarakhand Jal Vidyut Nigam Limited, Star Paper Mills Limited, Power Exchange India Limited, Bedrock Ventures Private Limited, NSDL Database Management Limited and Centinnial Development Advisory Services Private Limited. He is a member of the Audit Committee and the Chairman of Remuneration Committee of ICRA Management Consultancy Services Limited and Chairman of the Risk Management Committee and a member of the Audit Committee of the Power Exchange India Limited.

Mr. Aditya Puri holds a Bachelor’s degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. Mr. Puri has been the Managing Director of the Bank since September 1994. He has nearly 38 years of experience in the banking sector in India and abroad. Mr. Puri is not a Director on the Board of any other company.

Mr. Harish Engineer is an Executive Director of the Bank. He is a Science Graduate from Mumbai University and holds a Diploma in Business Management from Hazarimal Somani College, Mumbai. Mr. Engineer has been associated with the Bank since 1994 in various capacities and is responsible for Wholesale Banking at present. Mr. Engineer has over 41 years experience in the fields of finance and banking. Prior to joining the Bank, Mr. Engineer worked with Bank of America for 26 years in various areas including operations and corporate credit management. Mr. Engineer is neither a Chairman nor a Director of any other company in India.

Mr. Paresh Sukthankar is an Executive Director in whole-time employment of the Bank. He has a Masters in Business Administration (MBA) from Jamnalal Bajaj Institute (Mumbai) and the Advanced Management Program (AMP) from the Harvard Business School. Mr. Sukthankar has been with the Bank since its inception in 1994. Mr. Sukthankar has supervisory responsibilities for the Bank’s Credit and Risk Management function – covering the corporate and retail credit portfolios as well as the treasury activities. Mr. Sukthankar also has supervisory responsibility for the Finance and Human Resources functions and leads various strategic initiatives of the Bank. Prior to joining the Bank, Mr. Sukthankar worked in Citibank for around 9 years in various departments, including corporate banking, risk management, financial control and credit administration. He has been a member of various committees formed by the Reserve Bank of India and Indian Banks’ Association. Mr. Sukthankar is neither a chairman nor a director of any other company.

Mr. Anami N. Roy holds a Master’s degree in Arts and Philosophy and is a distinguished retired civil servant. During his career of 38 years in the Indian Police Service (IPS), he held a range of assignments both in the state of Maharashtra and the Government of India. He retired in 2010 as the Director General of Police (DGP), Maharashtra. His areas of specialization include policy planning, budget, recruitment, training and other finance and administration functions in addition to all operational matters. He also held the position of Director General of the Anti-Corruption Bureau, in which capacity he drafted a policy document on vigilance matters for the Government of Maharashtra. Mr. Roy has wide knowledge and experience of security and intelligence matters at the state and national levels. Having handled multifarious field and staff assignments, Mr. Roy has extensive experience in functioning of the government at various levels and problem solving. Mr. Roy has also completed many training courses in very important areas of public administration in some prestigious institutions in India and abroad. Mr. Roy is a Director on the Board of India Ventures Advisors, Glaxo SmithKline Pharmaceuticals Limited and Planet Retail Holdings Limited. He is the Chairman of Vandana Foundation, a non-profit company registered under section 25 of the Companies Act, 1956.

Mr. Ashim Samanta holds a Bachelor of Commerce degree from the University of Mumbai and has nearly 37 years of business experience. He has particular experience in the field of bulk drugs and fine chemicals. He is a Director of Samanta Organics Private Limited, Nautilus Trading & Leasing Private Limited, Ashish Rang Udyog Private Limited, Shakti Cine Studios Private Limited and Samanta Movies Private Limited. Mr. Samanta has also been engaged in setting up and running of a film mixing, editing and dubbing studio.

Mr. Bobby Parikh has a Bachelor’s degree in Commerce from the University of Mumbai and qualified as a Chartered Accountant in 1987. Mr. Parikh is a Senior Partner with BMR & Associates and leads its financial services practice. Prior to joining BMR & Associates, he was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner, until the Andersen practice combined with that of Ernst & Young in June 2002. Over the years, Mr. Parikh has had extensive experience in advising clients across a range of industries. An area of focus for Mr. Parikh has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India’s policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Mr. Parikh has led teams that have advised clients in the areas of entry strategy (multinational companies into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Mr. Parikh works closely with regulators and policy formulators, in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy and providing feedback for action. Mr. Parikh led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young, and has advised a number of banking groups, investment banks, brokerage houses, fund managers and other financial services intermediaries in establishing operations in India, mergers and acquisitions and developing structured financial products, besides providing tax and business advisory and tax reporting services. Mr. Parikh has been a member of a number of trade and business associations and their management or other committees, as well as on the advisory or executive boards of non-Governmental and not-for-profit organizations. Mr. Parikh is a Director of BMR Advisors Private Limited, Tax and Advisors Private Limited, BMR Managed Services Private Limited, BMR Advisors Pte Limited, BMR & Associates, Aviva Life Insurance Company India Limited, Green Infra Limited, Indostar Capital Finance Limited and Birla Sun Life Asset Management Company Limited. He is the Chairman of the Audit Committee and a Member of Investment Committee, Asset Liability Management Committee and Remuneration Committee of Aviva Life Insurance Company India Limited. He is the Chairman of the Audit Committee and a member of the Compensation Committee of Green Infra Limited. He is also a member of the Audit Committee and Risk Management Committee of Indostar Capital Finance Limited. Mr. Parikh is one of the financial experts on the Audit & Compliance Committee of the Board.

Dr. Pandit Palande has a Ph.D. degree in Business Administration and completed an advanced course in Management at Oxford University and Warwick University in UK. Dr. Palande has been working as a director of the School of Commerce and Management for 20 years in Yashwantrao Chavan Maharashtra Open University (“YCMOU”). Dr. Palande is a former Pro-Vice Chancellor of YCMOU. Dr. Palande has extensive experience working in the fields of business administration, management and agriculture. Under the guidance of Dr. Palande, YCMOU has become one of the green universities in India. As a Project Director of Indian Space Research Organization (“ISRO”) GAP-3 of YCMOU, Dr. Palande has been serving the academic and agriculture community on a large scale. Dr. Palande is neither a Chairman nor a director of any other company.

Mr. Partho S. Datta is an associate member of the Institute of Chartered Accountants of India (ICAI). He joined Indian Aluminum Company Limited (INDAL) and was with INDAL and its parent company in Canada for 25 years and held positions as Treasurer, Chief Financial Officer and Director Finance during his tenure. Thereafter, he joined the Chennai based Murugappa Group as the head of Group Finance and was a member of the Management Board of the Group, as well as Director in several Murugappa Group companies. Post-retirement from the Murugappa Group, Mr. Datta was an advisor to the Central Government appointed Board of Directors of Satyam Computers Services Limited during the restoration process and has also been engaged in providing business/strategic and financial consultancy on a selective basis. Mr. Datta is a Director of Peerless Funds Management Company Limited, IRIS Business Services Limited and Endurance Technologies Private Limited. He is the Chairman of Audit Committee and member of the Risk Management Committee, Investment Committee and Remuneration Committee of Peerless Funds Management Company Limited. He is also the Chairman of the Audit Committee and a member of the Investor Grievance Committee of Endurance Technologies Private Limited. He is a member of the Audit Committee and Board Committee of IRIS Business Services Limited. Mr. Datta has extensive experience in various Financial and Accounting matters including financial management, investor relations, foreign exchange risk management, international financing, international tax, mergers and acquisitions and strategic planning. Mr. Datta is one of the financial experts on the Audit & Compliance Committee of the Board.

Mrs. Renu Karnad is a law graduate and also holds a Masters Degree in Economics from Delhi University. She is a Parvin Fellow-Woodrow Wilson School of International Affairs, Princeton University, U.S.A. Mrs. Karnad is the Managing Director of HDFC Limited. Mrs. Karnad is also a Director on the Boards of BOSCH Limited, Credit Information Bureau (India) Limited, GRUH Finance Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, AKZO Nobel India Limited, Indraprastha Medical Corporation Limited, EIH Limited, Feedback Infrastructure Services Private Limited, G4S Corporate Services (India) Private Limited, Value and Budget Housing Corporation (India) Private Limited, Lafarge India Private Limited, Transunion LLC- Chicago and HDFC PLC – Maldives. Mrs. Renu Karnad is the Chairperson on the Board of Directors of HDFC Property Ventures Limited, Credila Financial Services Private Limited, HDFC Sales Private Limited, and HDFC Education and Development Services Private Limited. Mrs. Karnad is the Chairperson of the Audit Committee of AKZO Nobel India Private Limited, Credit Information Bureau (India) Limited and BOSCH Limited. She is a member of the Audit Committee of HDFC ERGO General Insurance Company Limited and member of Investor Grievance committee of BOSCH Limited. She is the Chairperson of the Remuneration Committee of AKZO Nobel India Limited as well the Chairperson of Compensation Committee of HDFC Standard Life Insurance Company Private Limited. She is also a member of the Investment Committee, the Compensation Committee, the Compensation-ESOS Committee, the Committee of Directors of GRUH Finance Limited; the Customer Service Committee and the Risk Management Committee of HDFC Asset Management Company Limited; the Remuneration Committee of Credit Information Bureau (India) Limited; the Investment Sub Committee and the Property Sub Committee of BOSCH Limited; and the Allotment Committee of HDFC Education and Development Services Private Limited.

Mr. Keki Mistry was appointed as an additional director of the Bank with effect from January 19, 2012. He has obtained a Bachelors Degree in Commerce from the University of Mumbai. He is a qualified Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India. Mr. Mistry is also a member of the Michigan Association of Certified Public Accountants, USA. Mr. Mistry started his career with The Indian Hotels Company Limited, one of the largest chain of hotels in India. In 1981, Mr. Mistry joined Housing Development Finance Corporation Limited (HDFC). He was inducted on to the Board of Directors of HDFC as an Executive Director in the year 1993 and was elevated to the post of Managing Director with effect from November 2000. In October 2007, Mr. Mistry was appointed as Vice Chairman & Managing Director of HDFC and became the Vice Chairman & CEO in January 2010. Mr. Mistry is also a Director on the Boards of HDFC Asset Management Company Limited, HDFC Standard Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited, Sun Pharmaceutical Industries Limited, The Great Eastern Shipping Co Limited, Greatship (India) Limited, Next Gen Publishing Limited, Shrenuj & Company Limited, Torrent Power Limited and BSE Limited. Mr. Mistry is also a member on the India Advisory Board at Price Waterhouse Coopers. Mr. Mistry is the Chairman of the Audit Committee of Great Eastern Shipping Limited, Greatship (India) Limited, Sun Pharmaceuticals Industries Limited and Torrent Power Limited. He is a member of the Audit Committee of HDFC Standard Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, HDFC Asset Management Company Limited, GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited and Shrenuj & Company Limited. He is a member of the Compensation Committee of GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited and Greatship (India) Limited. He is the Chairman of the Nomination Committee of Greatship (India) Limited and a member of the Nomination Committee of Infrastructure Leasing & Financial Services Limited and Torrent Power Limited.

Senior Management

As of March 31, 2012, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	61
Mr. Harish Engineer	Executive Director	63
Mr. Paresh Sukthankar	Executive Director	49
Mr. Abhay Aima	Head, Equities and Private Banking, Third Party Products and NRI Banking	50
Mr. Anil Jaggia	Head, Information Technology, Legal, Quality Initiatives, Administration and Infrastructure	51
Mr. Anil Nath	Head, Business Banking, Agri and Correspondent Banking	59
Mr. Ashish Parthasarthy	Head, Treasury	44
Mr. Bhavesh Zaveri	Head, Operations	46
Mr. G. Subramanian*	Head, Internal Control and Compliance Risk	65
Mr. Jimmy Tata	Head, Corporate Banking	46
Mr. Kaizad Bharucha	Head, Credit and Market Risk	47
Mr. Navin Puri	Head, Branch Banking	54
Mr. Pralay Mondal**	Head, Retail Assets and Credit Cards	47
Mr. Rahul N. Bhagat	Head, Retail Liabilities and Marketing	49
Mr. Rajender Sehgal	Head, Financial Institutions Group, Custody and Sustainable Livelihood Business	57
Mr. Sashi Jagdishan	Head, Finance	47

*	Mr. G. Subramanian retired on April 30, 2012
**	Mr. Pralay Mondal resigned from the Bank effective June 16, 2012.

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

Mr. Anil Jaggia is an engineering graduate from IIT, Kanpur. Thereafter, he received a management degree from the Indian Institute of Management in Ahmedabad. He is a senior banker with over 20 years of experience in banking across the world. He started his career in India with Citibank N.A. and then moved to the USA with Citibank N.A. for seven years. At Citibank, Mr. Jaggia held various senior management positions. He returned to India to take up the post of Chief Operating Officer at Centurion Bank Limited in 2004. He is currently Head of IT, Quality Initiatives, Legal, Administration and Infrastructure at the Bank.

Mr. Anil Nath holds a Masters of Business Administration degree from the University of Punjab and is a Certified Associate of the Indian Institute of Bankers. Mr. Nath has been with the Bank since 1995 and heads Business Banking, Agri and Correspondent Banking. He has over 35 years of experience in banking, having worked with State Bank of India and Times Bank Limited prior to joining the Bank in 1995.

Mr. Ashish Pathasarthy holds a Bachelor of Engineering degree from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management, Bangalore. He has over twenty years of experience in the interest rate and currency markets and holds the position of Head Treasury at the Bank.

Mr. Bhavesh Zaveri holds a Masters degree in Commerce from the University of Mumbai and is a Certified Associate of the Indian Institute of Bankers. Mr. Zaveri has been with the Bank since 1998, and heads wholesale banking operations and cash management products. Mr. Zaveri is a director on the board of the National Payment Corporation of India Limited (NPCI), The Clearing Corporation of India Limited, SWIFT Global Board and a member of the Technical Advisory Committee and Management Committee of NPCI.

Mr. G. Subramanian holds a Bachelor of Science degree in Chemistry from Madras Christian College and is a Certified Associate of the Indian Institute of Bankers. Mr. Subramanian was the Head of Internal Controls and Compliance Risk, until his retirement on April 30, 2012. Prior to joining the Bank, Mr. Subramanian was Deputy General Manager at the RBI. Mr. Subramanian serves as a Director of Computer Age Management Services Private Limited, HDB Financial Services Limited, Vayana Enterprises Private Limited and Atlas Documentary Facilitators Company Private Limited.

Mr. Jimmy Tata holds a Masters of Financial Management degree from the University of Mumbai and is a qualified Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India, Hyderabad. He has over twenty years of work experience and has been with the Bank since 1994. He is currently the Head of Corporate Banking.

Mr. Kaizad Bharucha has a Bachelor of Commerce degree from the University of Mumbai. He has been a career banker with over two decades of banking experience and is Head of Credit and Market Risk, Risk Intelligence and Control and Debt Management. He was previously with SBI Commercial and International Bank Ltd. as Group Head of Credits. Mr. Bharucha serves as Director of HDB Financial Services Limited. He is a member of the risk committee and Asset Liability committee of HDB Financial Services Limited. He also serves on the board of International Asset Reconstruction Company, where he serves as a member of the Asset Acquisition and Reconstruction committee and the Strategy, Policy and Process committee, Governance committee and HR and remuneration committee of the Board.

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

Mr. Pralay Mondal holds a B-Tech (Hons) from the Indian Institute of Technology, Kharagpur and a Post Graduate Diploma in Business Management in Marketing from the Indian Institute of Management, Calcutta. He has over nineteen years of experience in marketing, sales, product and business profit and loss management in the fast moving consumer goods, office automation and banking industries. He was the head of the Retail Assets and Credit Cards business of the Bank, until his resignation effective June 16, 2012. Mr. Mondal also served as a director of HBL Global Private Limited and HDB Financial Services Limited.

Mr. Rahul N. Bhagat holds a Bachelor of Arts in History (Hons) from St. Stephen’s College, Delhi University and a Masters degree in International Affairs from the College of William & Mary, Virginia, USA. He has over nineteen years of experience in consumer banking, having worked with ANZ Grindlays Bank and Bank of America prior to joining the Bank in 1999. Mr. Bhagat heads the Retail Liabilities, Marketing, High Net-Worth and Direct Channels businesses in the Bank.

Mr. Rajender Sehgal holds a Masters of Business Administration degree from Delhi University with specialization in Financial and Marketing Management. He has nearly thirty five years of experience in industrial finance credit and international banking. Mr. Sehgal was employed by State Bank of India prior to joining the Bank. He has been with the Bank since 1998 and heads Financial Institutions Group, Custody and the Sustainable Livelihood Business.

Mr. Sashi Jagdishan holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield, UK. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. He has been with the Bank since 1996 and currently heads the finance function of the Bank.

Corporate Governance

Audit and Compliance Committee

The Audit and Compliance Committee (the “Audit Committee”) of the Bank is comprised of Mr. C. M. Vasudev, Mr. Ashim Samanta, Dr. Pandit Palande, Mr. Partho Datta and Mr. Bobby Parikh. The Committee is chaired by Mr. C. M. Vasudev. The Committee met seven times during the year.

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

Compensation Committee

The Compensation Committee reviews the overall compensation structure and policies of the Bank with a view to attract, retain and motivate employees, consider grants of stock options to employees, review compensation levels of the Bank’s employees vis-à-vis other banks and the industry in general. The Bank’s compensation policy provides a fair and consistent basis for motivating and rewarding employees appropriately according to their job role, job size, performance, contribution, skill and competence.

Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Partho Datta and Mr. Bobby Parikh are the members of the Committee. The Committee is chaired by Mr. C. M. Vasudev. All the members of the Committee are independent directors.

The Committee met three times during the year.

Investors’ Grievance (Share) Committee

The Share Committee approves and monitors transfer, transmission, splitting and consolidation of shares. Allotment of shares to the employees on exercise of stock options granted under the various Employees Stock Option Schemes, which are made in terms of the powers delegated by the Board in this regard, is placed before the Committee for ratification. The Committee also monitors redress of complaints from shareholders relating to transfer of shares, non-receipt of the annual report and dividends.

The Share Committee consists of Mr. Ashim Samanta, Mr. Anami N. Roy, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Committee is chaired by Mr. Ashim Samanta. The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to the non-availability of the members of the Committee.

As on March 31, 2012, 45 instruments of transfer representing 14,070 shares were pending and have since been processed. The details of the transfers are reported to the Board of Directors from time to time.

During fiscal 2012, we received 1,836 complaints from our shareholders. All the complaints were attended to and as on March 31, 2012 no complaints remained unattended or pending. In addition, 11,444 letters were received from our shareholders relating to change of address, nomination requests, email id and contact details updation, ECS / NECS mandates, queries relating to annual reports, sub-division of shares and amalgamation, requests for revalidation of dividend and other investor related matters. These letters have also been responded to. The Committee met five times during the year.

Risk Policy and Monitoring Committee

The Risk Policy and Monitoring Committee has been formed as per the guidelines of the Reserve Bank of India on the Asset Liability Management / Risk Management Systems. The Committee develops the Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews the Bank’s risk monitoring system. The Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified. The Committee, which was called the ‘Risk Monitoring Committee’ earlier, has been renamed as the ‘Risk Policy and Monitoring Committee’ during the year.

The Committee consists of Mr. C. M. Vasudev, Mr. Partho Datta, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Paresh Sukthankar.

The Committee met five times during the year.

Credit Approval Committee

The Credit Approval Committee approves credit exposures, which are beyond the powers delegated to executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans. The Credit Approval Committee consists of Mr. Ashim Samanta, Mr. Bobby Parikh, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Harish Engineer.

The Credit Approval Committee met sixteen times during the year.

Premises Committee

The Premises Committee approves purchases and leasing of premises for the use of Bank’s branches, back offices, ATMs and residence of executives in accordance with the guidelines laid down by the Board. The Committee consists of Mr. Ashim Samanta, Dr. Pandit Palande, Mrs. Renu Karnad and Mr. Aditya Puri.

The Premises Committee met five times during the year.

Nomination Committee

The Bank has constituted a Nomination Committee for recommending the appointment of independent / non-executive directors on the Board of the Bank. The Nomination Committee scrutinizes the nominations for independent / non–executive directors, looks at their qualifications and experience. For identifying ‘Fit and Proper’ persons, the Committee adopts the following criteria to assess competency of the persons nominated:

•	academic qualifications, previous experience, track record; and

•	integrity of the candidates.

For assessing integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered. The members of the Nomination Committee are Mr. C. M. Vasudev, Mr. Ashim Samanta and Dr. Pandit Palande. All the members of the Nomination Committee are independent directors.

The Nomination Committee met two times during the year.

Fraud Monitoring Committee

Pursuant to the directions of the Reserve Bank of India, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of 10 million and above. The objectives of the Fraud Monitoring Committee are the effective detection of frauds and immediate reporting of the frauds and actions taken against the perpetrators of frauds to the concerned regulatory and enforcement agencies. The terms of reference of the Fraud Monitoring Committee are as under:

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

The members of the Fraud Monitoring Committee are Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Partho Datta, Mr. Anami N. Roy and Mr. Aditya Puri.

The Fraud Monitoring Committee met four times during the year.

Customer Service Committee

The Customer Service Committee monitors the quality of services rendered to the Bank’s customers and also ensures implementation of directives received from RBI in this regard. The terms of reference of the Committee are to formulate a comprehensive deposit policy incorporating the issues arising out of the death of a depositor for operations of his account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.

The members of the Customer Service Committee are Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Anami N. Roy and Mr. Aditya Puri.

The Customer Service Committee met four times during the year.

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

At the 16th Annual General Meeting held on June 30, 2010, the shareholders of the Bank approved the reappointment of our Managing Director for a further three-year period and also approved the revised salary/compensation and allowances of the Managing Director, with effect from April 1, 2010, subject to the approval of the RBI. The RBI has since approved the reappointment of Mr. Aditya Puri as the Managing Director of the Bank for a period of three years up to March 31, 2013 and also the revision in his remuneration. At the same Annual General Meeting, the shareholders of the Bank also approved the reappointments of Mr. Harish Engineer and Mr. Paresh Sukthankar as Executive Directors for the periods from October 12, 2010 to September 30, 2013 and October 11, 2013, respectively, and also approved their salary/compensation, with effect from October 12, 2010, subject to the approval of the RBI. The RBI approval for the reappointment and the remuneration of our Executive Directors has also since been received.

At the 18th Annual General Meeting held on July 13, 2012, the shareholders of the Bank approved the reappointment of our Managing Director for the period April 1, 2013 to October 31, 2015, and the remuneration payable for the extended period, subject to the approval of the RBI.

For fiscal 2012, the aggregate amount of compensation paid to our Managing Director, Executive Directors and members of our senior management was approximately Rs. 318 million. This remuneration includes basic salary, allowances, performance bonus, cash allowances in lieu of perquisites or taxable value of perquisites, if availed as computed as per Income-tax rules but excludes gratuity, provident fund settlement, superannuation settlement and perquisite on exercise of stock options.

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

Mr. C.M. Vasudev, Chairman, was paid remuneration of Rs. 1.5 million during fiscal 2012. Mr. C.M. Vasudev is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2012 to Mr. Aditya Puri, Managing Director and Mr. Harish Engineer and Mr. Paresh Sukthankar, Executive Directors, are as follows:

Particulars	Aditya Puri	Harish Engineer	Paresh Sukthankar
	(Rs. in million, except stock options)
Basic	17.3	9.0	9.0
Allowances and perquisites	11.9	7.7	7.8
Provident fund	2.1	1.1	1.1
Superannuation	2.6	1.3	1.3
Performance bonus	15.1	6.3	6.3
Number of stock options granted during the year	900,000	450,000	450,000

The Bank provides for gratuity in the form of a lump-sum payment on retirement or on death while in employment or on termination of employment of an amount equivalent to 15 days basic salary payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies for amounts notified by the said insurance companies. The Bank accounts for the liability for future gratuity benefits based on an independent external actuarial valuation carried out annually. Perquisites (evaluated as per Income Tax Rules wherever applicable and at actual cost to the Bank otherwise) such as the benefit of furnished accommodation, gas, electricity, water and furnishings, club fees, personal accident insurance, use of car and telephone at residence, medical reimbursement, leave and leave travel concession and retirement benefits such as provident fund, superannuation and gratuity are also provided.

The details of sitting fees paid to Non-Executive Directors during fiscal 2012 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mr. C. M. Vasudev	620,000
Mr. Keki Mistry[1]	60,000
Mrs. Renu Karnad	520,000
Mr. Ashim Samanta	670,000
Dr. Pandit Palande	480,000
Mr. Partho Datta	500,000
Mr. Bobby Parikh	640,000
Mr. Anami N. Roy	330,000

[1]	Mr. Keki Mistry has been inducted as a Director with effect from January 19, 2012.

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 6.0 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.5 million per month are given in the Annexure to the Directors’ Report according to the provisions of Section 217 (2A) of the Indian Companies Act, 1956. Section 219 (1) (iv) of the Indian Companies Act, 1956 provides that the Annexure need not be circulated to shareholders. Any shareholder wishing to obtain the details of remuneration may write to the Bank and obtain a copy of the Annexure to the Directors’ Report.

We granted 2.0 million stock options to members of our senior management (other than our Managing Director and Executive Directors) during fiscal 2012.

Other than our Chairman, Managing Director and Executive Directors, none of our directors has a service contract with us.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course within the Bank’s scheme, as is the case with employees of the Bank. This is within the provisions of local regulations. The below table provides the details of loans granted to our senior management as of March 31, 2012.

Name	Largest amount outstanding since March 31, 2011	Amount outstanding as of March 31, 2012	Interest rate as of March 31, 2012	Nature of Loan
		(Rs. in million, except percentages)
Abhay Aima	6.62	6.48	10%	Housing Loan
Abhay Aima	0.56	0.56	5%	Personal Loan
Ashish Parthasarthy	6.71	6.63	10%	Housing Loan
Aditya Puri	5.00	5.00	10%	Housing Loan
Anil Nath	3.10	2.93	10%	Housing Loan
Anil Jaggia	20.00	20.00	10%	Housing Loan
Bhavesh Zaveri	0.39	0.23	5%	Personal Loan
G. Subramanian	2.41	2.08	10%	Housing Loan
Harish Engineer	2.30	2.30	10%	Housing Loan
Kaizad Bharucha	4.64	4.57	10%	Housing Loan
Navin Puri	4.26	4.10	10%	Housing Loan
Navin Puri	0.44	0.31	5%	Personal Loan
Pralay Mondal	6.60	6.50	10%	Housing Loan
Rahul Bhagat	7.37	7.22	10%	Housing Loan
Rajender Sehgal	4.08	3.95	10%	Housing Loan
Rajender Sehgal	0.48	0.38	5%	Personal Loan
Sashi Jagdishan	6.53	6.42	10%	Housing Loan
Sashi Jagdishan	0.60	0.59	5%	Personal Loan

Employees Stock Options

Our shareholders approved plan ‘A-(year 2000)’ in January 2000, plan ‘B-(year 2003)’in June 2003, plan ‘C-(year 2005)’ in June 2005, plan ‘D-(year 2007)’ in June 2007 and plan ‘E-(year 2010)’ in June 2010 for the issuance of stock options to employees and directors of the Bank under the Employees Stock Option Schemes (ESOSs), namely ESOS-001 to ESOS-018. Under plan ‘A’, the option price is set as the average of the daily closing prices on the Bombay Stock Exchange Limited during the 60 days preceding the grant date. Under plan ‘B’, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans ‘C’ , ‘D’ and ‘E’ , the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans several times since January 2000. The options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50% and 50% on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant and options granted under ESOS-16, ESOS-17 and ESOS-18 vest at the rate of 75% and 25% on each of the two successive anniversaries following the date of grant. All the above are subject to standard vesting conditions. In fiscal 2012, 20.6 million equity shares having a face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 41.1 million and the share premium by Rs. 5,261.5 million. As of March 31, 2012, 99.8 million options convertible to equity shares of Rs. 2.0 each were outstanding. On acquisition of CBoP, all options granted to the employees of CBoP and outstanding as on the effective date were converted in the swap ratio of one option of HDFC Bank for every 29 options of CBoP. Correspondingly, the exercise price of the converted options was determined based on the exercise price originally stipulated by CBoP multiplied by 29. These options are exercisable within a period of 5 years from the date of vesting. Key options were granted at an exercise price, which was less than the then market price of the shares of CBoP. General options were granted at the market price. The market price was the latest available closing price, prior to the date of the meeting of the Compensation Committee of the Board of CBoP in which options were granted or shares issued, on the Indian stock exchanges on which CBoP was listed. As the shares of the CBoP were listed on more than one stock exchange, the closing price on the stock exchange where trading volume on said date was the highest was considered.

Other Compensation

All employees, including our Managing Director, Executive Directors and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level or above, including our Managing Director. Our gratuity fund, required to be paid to an employee post-completion of a minimum of 5 years of continuous service under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination / resignation of employment, pays a lump sum equivalent to 15 days basic salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13.0% (15.0% for the Managing Director and Executive Directors) of the eligible employee’s annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both we and the employee contribute monthly at a determined rate (currently 12.0% of the employee’s basic salary). Of this, the Bank contributes an amount (currently 8.33% of the lower of Rs. 6,500 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund we set up which is administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2012. Based on this evaluation, our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective.

Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2012, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2012. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2012.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has performed an integrated audit and has issued their report, included herein, on 1) our consolidated financial statements; and 2) the effectiveness of our internal control over financial reporting as of March 31, 2012.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could materially, or are reasonably likely to materially affect, these controls during the period covered by this report.

Audit and Compliance Committee Financial Expert

Mr. Partho Datta and Mr. Bobby Parikh are the audit committee financial experts as defined in Item 401(h) of Regulation S-K and are independent pursuant to applicable Commission rules.

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

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2011		March 31, 2012		Description of Services
	(in millions)
Audit services	Rs.	33.5	Rs.	31.4	Audit of financial statements
Audit-related services		—		—	Services related to review of financial statements and due diligence
Tax services		—		—	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		0.6		0.9	Special audit/other advisory services

Total	Rs.	34.1	Rs.	32.3

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

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Indian Companies Act, 1956, and our equity shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of the Securities and Exchange Board of India (“SEBI”) and the requirements of the listing agreements entered into with the Indian stock exchanges (“Listing Agreement”). We also have American Depository Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”).

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

4.	Include a statement of significant differences between its corporate governance practices and those followed by U.S. companies in the annual report of the foreign private issuer. [NYSE Listed Company Manual Section 303A.11]

In a few cases, the Indian corporate governance rules under Clause 49 of the Listing Agreement differ from those in the NYSE’s Listed Company Manual as summarized below:

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per Listing Agreements with Indian Stock Exchange(s)
Board of Directors (“Board”)

An NYSE listed company needs to have a majority of independent directors. [NYSE Listed Company Manual Section 303A.01]	The board of an Indian stock exchange listed company needs to have an optimum combination of executive and non-executive directors, with not less than 50% of the directors being non-executive directors.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined they are independent. [NYSE Listed Company Manual Section 303A.02]	If the chairman of the board of directors is a non-executive director of the company, at least one-third of the directors must be independent. If the chairman is an executive director, at least half of the directors must be independent. However, if the non-executive chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or one level below the Board, at least half of the directors on the Board of the company must be independent.

The definition of the term “independent director” is different and is set out in Clause 49 (I)(A)(iii) of the Listing Agreement.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	There is no requirement for such sessions.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	An Indian stock exchange listed company may, but is not required to, have a nomination committee, and if it does, the committee need not be comprised entirely of independent directors.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance
evaluation of the committee. [NYSE Listed Company Manual
Section 303A.04]	If an Indian stock exchange listed company has a nomination
committee, it is not required to have a charter for that committee.
The performance evaluation of non-executive directors can be done by a peer group comprised of the entire board of directors, excluding the director being evaluated.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.05]	As per a non-mandatory Indian requirement, Indian stock exchange listed companies are encouraged to establish a compensation/remuneration committee to determine on behalf of the board and the shareholders the company’s policy on specific remuneration packages for executive directors, including compensation and pension rights. To avoid conflicts of interest, it is a non-mandatory requirement that any compensation committee may consist of at least three non-executive directors. It is also a non-mandatory requirement that the chairman of any compensation committee may be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]	Any compensation committee may, but is not required to, have a charter. The annual corporate governance report of an Indian stock exchange listed company generally provides details of remuneration, including brief details of the remuneration policy of the company and any compensation committee’s agreed terms of reference.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members that satisfies the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Sections 303A.06 and 303A.07]	An Indian stock exchange listed company must have a qualified and independent audit committee comprised of at least three members with certain specified powers and roles. At least 2/3 of the members must be independent and all members must be financially literate and at least one member must have accounting or related financial management expertise. The chairman of the committee must be an independent director.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07]	The audit committee is not required to have a written charter. However, in the Listing Agreement, Clause 49C sets out the powers of the audit committee, Clause 49D sets forth the required roles of the audit committee and Clause 49E sets out the information which should mandatorily be reviewed by the audit committee.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]	Although an internal audit function is not required, one of the roles of the audit committee is “reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit”. All internal audit reports relating to internal control weaknesses of the company must be reviewed by the audit committee. Also, the appointment, removal and terms of remuneration of the chief internal auditor are subject to review by the audit committee. Therefore, an Indian stock exchange listed company is required to conduct an internal audit and to have a department to conduct the internal audit.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	There is a requirement of shareholders’ approval for equity compensation and material revisions thereto under the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 but not under Clause 49 of the Listing Agreement.
Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	There is no such mandatory requirement to adopt corporate governance guidelines. An Indian stock exchange listed company has to comply with all the requirements prescribed under Clause 49 of the Listing Agreement.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	An Indian stock exchange listed company needs to adopt a code of conduct / ethics applicable to all members of the board of directors and senior management one level below the board. The company’s annual report must contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct. The company’s annual report and quarterly compliance report on corporate governance must disclose any non-compliance with the code by the board members and senior management.

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

Indian stock exchange listed companies are also required to submit a certificate from either the auditors or practicing company secretaries regarding compliance with conditions of corporate governance on an annual basis.

Posting of Charters, Guidelines, etc. on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	There is no such similar requirement for an Indian listed company. However, the Board of an Indian listed company must have a code of conduct for all Board members and senior management of the company. The code of conduct must be posted on the website of the company.

Memorandum and Articles of Association

Our main objects are to carry on banking activity and other related activities. Our objects and purposes can be found in clauses A and B of our Memorandum of Association (the “Memorandum”).

Under the Articles of Association, a director may not vote, participate in discussions or be counted for purposes of a quorum with respect to any decision relating to whether we will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The board of directors may not hold meetings in the absence of a quorum. Pursuant to the Companies Act, our directors have the power to borrow money for business purposes only with the consent of the shareholders (with certain limited exceptions).

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

The annual general meeting shall be called for at a time during business hours at our registered office or at some other place within Mumbai as the board of directors may determine. The notice of the meeting shall specify it as the Annual General Meeting. Any general meeting of the shareholders of the Bank other than its Annual General Meeting is called an Extraordinary General Meeting. The board of directors is required to call an Extraordinary General Meeting upon the request of a set number of shareholders, as set forth in the Companies Act.

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2012 by:

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

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs. 10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of the stock split. One ADS continues to represent three shares.

We were founded by HDFC Limited, a housing finance company in India. As of March 31, 2012, HDFC Limited, together with its subsidiaries, held an aggregate of 23.15% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	543,216,100	23.15%
Life Insurance Corporation of India	142,236,554	6.06%
Directors and relatives	55,30,957	0.24%

The ADSs are represented by underlying equity shares. As on March 31, 2012, Indian equity shares numbering 393,784,146 represent the ADSs and constitute 16.78% of the Bank’s capital. In our books only, the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

Housing Development Finance Corporation Limited (“HDFC Limited”)

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, HDFC Limited agrees to provide us the right to buy back 70% of the home loans sourced and disbursed pursuant to services rendered by us. During fiscal 2012, we purchased AAA-rated home loans aggregating to Rs. 49,776.2 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 838.7 million from HDFC Limited in fiscal 2012 as fees for selling these loans and other services rendered. An amount of Rs. 136.5 million was receivable from HDFC Limited as of March 31, 2012.

Property

We have facilities located on five properties owned or leased by HDFC Limited. In fiscal 2012, we paid an aggregate of Rs. 16.9 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2012, HDFC Limited held a deposit of Rs. 1.5 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2012 were Rs. 2,500.0 million and Rs. 107.3 million, respectively.

We paid a dividend of Rs. 1,297.6 million to HDFC Limited during fiscal 2012, as proposed in the previous fiscal year.

HDFC Standard Life Insurance Company Limited (“HDFC Standard Life”)

In fiscal 2012, we paid HDFC Standard Life Rs. 209.2 million as our contribution towards superannuation in respect of our employees. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 4,563.7 million for the sale of insurance policies and other services. As of March 31, 2012, commissions amounting to Rs. 581.1 million were receivable from HDFC Standard Life.

HDFC Asset Management Company Limited (“HDFC AMC”)

During fiscal 2012, we earned Rs. 524.1 million as fees from HDFC AMC for distribution of units of mutual funds and other services rendered. As of March 31, 2012, fees of Rs. 75.1 million were receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”) (formerly HDFC Chubb General Insurance Company Limited)

We paid Rs. 157.1 million to HDFC Ergo towards insurance premiums in fiscal 2012. During fiscal 2012, we received Rs. 1,104.4 million for the sale of insurance policies and other services rendered. As of March 31, 2012, an amount of Rs. 117.0 million was receivable from HDFC Ergo.

Salisbury Investments Private Limited (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2012, we paid rent of Rs. 6.6 million for the residential accommodation of our Managing Director to Salisbury Investments in which the relatives of the Managing Director hold a stake.

International Asset Reconstruction Company Limited (“IARCL”)

IARCL was an associate of CBoP due to the latter’s investment in IARCL, which we took over on our acquisition of CBoP. As of March 31, 2012, the book value of our investment in the equity of IARCL was Rs. 311.7 million. We have an investment of Rs. 349.4 million in security receipts issued by IARCL as of March 31, 2012. During the year ended March 31, 2012, we received Rs. 2.8 million towards services rendered to IARCL. As of March 31, 2012, the outstanding balance of loans given to IARCL was Rs. 279.0 million.

Centillion Solutions and Services (P) Ltd. (“Centillion”)

Centillion was an associate of CBoP due to the latter’s investment in Centillion, which we took over on our acquisition of CBoP. During fiscal 2012, we incurred expenses of Rs. 0.1 million towards payment of back-office processing services. We sold our entire stake in Centillion during fiscal 2012.

Key Management Personnel and Their Relatives

In fiscal 2012, we paid a total remuneration of Rs. 99.8 million to Mr. Aditya Puri, our managing director, Mr. Harish Engineer and Mr. Paresh Sukthankar, our executive directors. In the same fiscal year, we paid Rs. 3.0 million and Rs. 3.0 million to Mr. Harish Engineer and Mr. Paresh Sukthankar, respectively, as rent for their residential accommodation. As of March 31, 2012, the outstanding balances of the security deposits we had given to Mr. Harish Engineer, his relatives and Mr. Paresh Sukthankar were Rs. 7.2 million, Rs. 7.8 million and Rs. 15.0 million, respectively. As of March 31, 2012, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Harish Engineer were Rs. 5.0 million and Rs. 2.3 million, respectively. We also earned interest income amounting to Rs. 0.3 million on the above loans in fiscal 2012.

Other Strategic Investments

We frequently partner with other HDFC group companies when making strategic investments. We currently have two strategic investments in which HDFC group companies are co-investors. We are required to comply with the RBI regulations on holding equity stake in another company. The following is a list of strategic investments made by us and the HDFC group companies:

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

EACH INVESTOR IS ADVISED TO CONSULT HIS/HER TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE ON INVESTMENTS IN THE ADSs.

The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable and, in particular, the applicable provisions of the Income Tax Act and the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be modified or amended by future amendments to the Income Tax Act.

Taxation of Distributions

Upon withdrawal of equity shares from the depositary facility, dividends paid to such non-resident holder are not presently taxable. However, we must pay a “dividend distribution tax” at the rate of 16.2225% (including 15.0% plus a surcharge of 5% of 15.0% and an add-on education cess at the rate of 3.0% of the total dividend distribution tax and surcharge) on the total amount distributed as dividend. In India, dividends are not taxable in the hands of the recipient.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares (for the purposes of this section, “Rights”) made with respect to ADSs or shares are not subject to Indian tax.

Taxation on Acquisition of ADSs or Equity Shares Received Upon Conversion or in Exchange for ADSs

The acquisition by a non-resident holder of GDRs or of equity shares in exchange for ADSs does not constitute a taxable event for Indian income tax purposes. Such exchange may, however, give rise to stamp duty as described below under “Stamp Duty”.

Taxation of Capital Gains in Relation to ADSs

The Finance Act, 2012 has, with effect from April 1, 1962, treated the rights transfer which has derived its substantial share or interest from assets located in India as gains realized on the sale of such rights, as subject to Indian taxation. The capital gains realized on the sale of such rights will be subject to tax at variable rates with a maximum of 40.0% excluding the applicable surcharge at the rate of 2.5% and add-on tax at the rate of 3.0%, in case of a foreign company, and 30.0% excluding the applicable surcharge and add-on tax in case of resident individuals and non-resident individuals with taxable income over Rs. 0.25 million.

Taxation of Capital Gains in Relation to Equity Shares Received Upon Conversion or in Exchange for ADSs

Capital gains realized by a non-resident investor on the transfer of the equity shares received upon conversion of the ADSs (whether in India or outside India to a non-resident investor) will be subject to income tax under the provisions of the Indian Income Tax Act.

Under the Indian Income Tax Act capital gains can be of two types, long-term capital gains or short-term capital gains. Normally, gains arising on sale of capital assets held for more than 36 months are considered long-term capital gains and gains arising on sale of capital assets held for less than 36 months are considered short-term capital gains. Tax on long-term and short-term capital gains, if payable, shall be paid by the transferor.

Effective October 1, 2004, any gain realized on the sale of listed equity shares held for more than 12 months to an Indian resident, or to a non-resident investor in India, will not be subject to Indian capital gains tax if the Securities Transaction Tax (“STT”) has been paid on the transaction.

Since June 1, 2006, as amended by the Finance Bill, 2012, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and the seller are required to pay STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares; and (ii) the seller of the shares is required to pay STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares.

Any gain realized on the sale of equity shares to an Indian resident whether in India or outside India or to a non-resident in India for more than 12 months on which no STT has been paid will be subject to Indian capital gains tax at the rate of 20% plus applicable surcharge on income tax and add-on tax at the rate of 3% of the sale of shares. For the purpose of computing capital gains tax on the sale of the equity shares under the Section 115AC Regime, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the Bombay Stock Exchange Limited or the National Stock Exchange as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs. A non-resident holder’s holding period (for purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant Depositary to its custodian.

Capital gain realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above is subject to tax at the rate of 15% plus applicable surcharge on income tax and an add-on tax at the rate of 3%. In the event that no STT is paid, short-term gain is subject to tax at variable rates with a maximum rate of 40% plus applicable surcharge on income tax and add-on tax at the rate of 3%. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India. The provisions of the Agreement for Avoidance of Double Taxation entered into by the government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. However, during the period of fiduciary ownership of equity shares in the hands of the Depositary, the provisions of the Double Taxation Avoidance Agreement entered into by the government of India with the United States will be applicable in the matter of taxation of capital gains, if any, on ADSs.

Tax Deduction at Source

Tax on long-term and short-term capital gains is to be deducted at source by the person paying for equity shares, in accordance with the relevant provisions of the Indian Income Tax Act, depending upon the status of the person.

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

Other Taxes

At present, there is no wealth tax, gift tax or inheritance tax which may apply to the ADSs or the underlying shares.

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

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals, who are U.S. Holders that own “specified foreign financial assets”, including stock of a non-U.S. corporation owned directly, with an aggregate value in excess of certain dollar thresholds may be required to file an information report with respect to such assets on IRS Form 8938 with their U.S. Federal income tax returns. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Holders that are individuals are encouraged to consult their tax advisors regarding the application of this legislation to their ownership of our equity shares or ADSs.

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

Backup Withholding and Information Reporting

In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other taxable disposition of equity shares or ADSs, paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28.0% unless the U.S. Holder:

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

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act 1949 (‘Banking Regulation Act’). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.

RBI Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that certain conditions are complied with, including i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; iii) that the bank has adequate capital and earnings prospects; and iv) that public interest will be served if a license is granted to the bank. The RBI can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision, under the chairmanship of its Governor with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and non-banking finance companies. This Board is assisted by the Department of Banking Supervision, Department of Non-Banking Supervision and Financial Institutions Division of the RBI in supervising commercial banks, non-banking finance companies and financial institutions respectively. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Proposal for entry of new banks in the private sector

On August 29, 2011, the RBI released draft guidelines for licensing of new banks in the private sector. The key items covered under these draft guidelines are as follows: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; and vi) business model. The RBI has called for wider comments and feedback from relevant stakeholders and the public. Final guidelines will be issued and the process of inviting applications for setting up new banks will be initiated after the RBI has received feedback, comments and suggestions on the draft guidelines, and after certain amendments to the Banking Regulation Act are in place.

Financial Holding Company Structure in India

The RBI constituted a Working Group in June 2010 to examine the feasibility of introducing a Financial Holding Company (FHC) Structure in India under the chairpersonship of the Deputy Governor. On May 4, 2011, the Working Group submitted its report to recommend a roadmap for the introduction of a holding company structure in the Indian financial sector together with the required regulatory, supervisory and legislative framework. The report aims to serve as a guiding document for the introduction of an alternate organizational structure for banks and financial conglomerates in India. Key recommendations of the Working Group are as follows: i) FHC structure; ii) regulatory framework; iii) statutory and taxation related changes; iv) caps on expansion in non-banking business; v) capital raising; and vi) transitioning to the FHC structure. The RBI has called for wider comments and feedback from relevant stakeholders and the public. Guidelines will be issued after RBI has received feedback, comments and suggestions on the report of the Working Group.

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

Under the existing branch licensing policy, the RBI has given a general permission to scheduled commercial banks (other than regional rural banks) to open branches in locations having a population lower than 100,000 and, in the case of the north eastern states of India, including the state of Sikkim, without having the need to obtain prior approvals. Banks are directed to report full details of the branches opened in terms of the above general permission. The RBI gives permission to open a branch in a location having a population of more than 100,000 for each branch opened in a location having a population lower than 100,000 in an under banked district in an under banked state.

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

The capital funds of a bank are classified into Tier I and Tier II capital. Tier I capital provides the most permanent and readily available support against unexpected losses. It is comprised of paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserves, innovative perpetual debt instruments eligible for inclusion as Tier I capital (not exceeding 15.0% of Tier I capital), perpetual non-cumulative preference shares (including innovative Tier I instruments not exceeding 40.0% of Tier I capital) as reduced by equity investments in financial subsidiaries, intangible assets, deferred tax assets, gaps in provisioning and losses in the current period and those brought forward from the previous period (subject to the provisions of the RBI master circular dated July 1, 2011 on Prudential Guidelines on Capital Adequacy and Market Discipline- New Capital Adequacy Framework). The RBI has permitted banks to issue perpetual debt with a call option after not less than ten years, to be exercised with its prior approval for inclusion in Tier I capital up to a maximum of 15.0% of total Tier I capital as on March 31 of the previous financial year. In July 2006, the RBI issued guidelines permitting the issuance of Tier I debt instruments denominated in foreign currencies without its prior approval, subject to compliance with certain requirements.

Tier II capital consists of revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder), subordinated debt with an initial maturity of not less than five years and innovative perpetual debt instruments (in excess of 15.0% of Tier I capital). Any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered as Tier II capital cannot exceed 50% of Tier I capital. Banks are also permitted to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with the prior approval of the RBI, for inclusion in Tier II capital as upper Tier II debt. Tier II debt instruments may be denominated in foreign currencies subject to limits prescribed by the RBI.

Risk adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk weighted assets of credit risk, market risk and operational risk.

In respect of credit risk, the risk-adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance sheet items. Standby letters of credit and general guarantees are treated similar to funded exposures and are subject to a 100.0% credit conversion factor. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0% while that for short-term self-liquidating trade related contingencies such as documentary credits collateralized by the underlying shipments is 20.0%. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0% or 50.0%, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.

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

Guidelines on implementation of Basel III Capital Regulations in India

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. On May 2, 2012, the RBI released guidelines on implementation of Basel III capital regulations in India. The key items covered under these guidelines are as follows: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) graded enhancement of the total capital requirement; iv) introduction of capital conservation buffer and countercyclical buffer; v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes proposed by the Basel III capital regulations is that the Tier 1 capital will predominantly consist of common equity of the banks which inter alia includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of Common Equity Tier I capital. Basel III also defines criteria for instruments to be included in Tier 2 capital to improve their loss absorbency. The guidelines also set-out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. Point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier 1 and Tier 2 instruments issued by banks in India may be required to, at the option of the RBI, write off such instruments or convert them into common equity. The transitional arrangements will begin from January 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2018. For the fiscal year ending on March 31, 2013, banks will have to disclose capital ratios under the existing Basel II guidelines on capital adequacy as well as those computed under the Basel III capital adequacy framework.

Loan Loss Provisions and Non-Performing Assets

In April 1992, the RBI issued formal guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with US GAAP, loan loss provision is made in accordance with ASC 310 and as described under “Management’s Discussion and Analysis” and under note 2i, “Allowances for credit loss”, to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.

Non-Performing Assets

An asset, including a leased asset, becomes non-performing once it ceases to generate income for the bank.

The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (“NPA”). An NPA is a loan or an advance where:

•	interest and/or an installment of principal remains overdue (as defined below) for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit for more than 90 days;

•	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	in the case of a loan granted for short duration crops, the installments of principal or interest thereon remain overdue for two crop seasons;

•	in the case of a loan granted for long duration crops, the installments of principal or interest thereon remain overdue for one crop season;

•

the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitization transactions undertaken in accordance with the RBI guidelines on securitization issued on February 1, 2006; or

•

in respect of derivative transactions, the overdue receivables representing the positive mark-to-market value of a derivative contract, remain unpaid for a period of 90 days from the specified due date for payment.

Banks should classify an account as an NPA only if the interest imposed during any quarter is not fully repaid within ninety days from the end of the relevant quarter.

“Overdue”

Any amount due to the bank under any credit facility is “overdue” if it is not paid on the due date fixed by the bank.

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

Asset Classification

Banks are required to classify NPAs into the following three categories:

Sub-standard Assets: Assets that are non-performing for a period not exceeding 12 months. In such cases, the current net worth of the borrower/guarantor or the current market value of the security charged is not enough to ensure recovery of dues to the banks in full. Such an asset has well defined credit weaknesses that jeopardize the liquidation of the debt and is characterized by the distinct possibility that the bank will sustain some loss, if deficiencies are not corrected.

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

Loss Assets: Assets on which losses have been identified by the bank or internal or external auditors or on inspection by the RBI, but the amount has not been written off fully. Such an asset is considered uncollectable and of such little value that its continuance as a bankable asset is not warranted, although there may be some salvage or recovery value.

There are separate guidelines for projects under implementation which will apply before the commencement of commercial operation.

Restructured Assets

The RBI has issued prudential guidelines on the restructuring of advances by banks. The guidelines essentially deal with the norms/conditions the fulfillment of which is required to maintain the category of the restructured account as a “standard asset”. A standard asset can be restructured by rescheduling principal repayments and/or the interest element, subject to compliance with certain conditions, but must be separately disclosed as a restructured asset.

The following categories of advances are not eligible for being classified as a standard asset upon restructuring: a) consumer and personal advances; b) advances classified as capital market exposures; and c) advances classified as commercial real estate exposures.

The criteria to be fulfilled for the restructured advance to be treated as a “standard asset” includes the viability of the business, infusion of promoters’ contribution, full security coverage and cap on maximum tenor of repayment. The economic loss, if any, arising as a result of a restructuring needs to be provided for in the books of the bank. The provision is computed as the difference between the fair value of the account before and after restructuring.

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

Corporate Debt Restructuring Mechanism

The RBI has devised a corporate debt restructuring system to put in place an institutional mechanism for the restructuring of corporate debt. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable companies that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

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

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

Banks are required to make general provisions for standard assets for the funded outstanding on a global portfolio basis. These provisioning requirements are in the range of 0.25% to 2.00% on the outstanding loans and are based on the type of exposure. Provisions for housing loans at teaser rates would be 2.00% and will reduce to 0.40% after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard.

Derivative exposures, such as credit exposures computed as per the current marked to market value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold are subject to the same provisioning requirement applicable to the loan assets in the standard category, of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.

Sub-Standard Assets

A general provision of 15.0% on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India (“ECGC”) guarantee cover and securities available. The unsecured exposures which are identified as sub-standard are subject to an additional provision of 10.0% (i.e. a total of 25.0% on the outstanding balance). However, unsecured loans classified as sub-standard, where certain safeguards such as escrow accounts are available, attract an additional provision of 5.0% (i.e. a total of 20.0% on the outstanding balance).

Unsecured exposure is defined as an exposure where the realizable value of security, as assessed by the bank, approved valuers and the RBI’s inspecting officers, is not more than 10.0%, ab-initio, of the outstanding exposure. Exposure includes all funded and non-funded exposures (including underwriting and similar commitments). Security means tangible security properly discharged to the bank and will not include intangible securities such as guarantees and comfort letters.

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

Floating Provisions

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The standards state that floating provisions can be utilized only for contingencies under extraordinary circumstances for making specific provisions in impaired accounts after obtaining approval from the bank’s board of directors and with the prior permission of the RBI. Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets. We have elected to treat floating provisions as part of Tier II capital. Further, floating provisions would not include specific voluntary provisions made by banks for advances at rates which are higher than the stipulated rates and consistently adopted from year to year.

Prudential Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, the RBI has mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital), and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0%.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. These assets are to be sold on a “non-recourse” basis only. A bank may sell a standard asset only if (i) the borrower has a consortium or multiple banking arrangement; (ii) at least 75.0% by value of the total loans to the borrower are classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets must ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0%, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Guidelines on Sale and Purchase of Non-Performing Assets (NPAs) among Banks, Financial Institutions and Non-banking Financial Institutions.

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, in July 2005, the RBI issued guidelines for the purchase/sale of NPFAs among banks, financial institutions and non-banking finance companies. In terms of these guidelines, banks’ boards are required to lay down policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller, on a cash basis, with the entire consideration being paid up-front, and after the sale there should not be any known liability devolving on the seller. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the NPA on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

Guidelines on Sale of Standard Assets

The RBI first issued guidelines for the securitization of standard assets in February 2006. The guidelines provide that for a transaction to be treated as a securitization, a two-stage process must be followed. In the first stage there must be a sale of a single asset or pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) in return for immediate cash payment and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the asset or pool of assets to third party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitization structure, the isolation of assets or ‘true sale’ from the seller or originator to the SPV is an essential prerequisite. Also, an arms-length relationship must be maintained between the originator, the seller and the SPV.

Certain regulatory standards for capital adequacy, valuation, profit and loss on sale of assets, income recognition and provisioning, accounting treatment for securitization transactions and disclosure standards have been prescribed. The guidelines are applicable for originators and have prescribed provisions for service providers like: credit enhancers, liquidity support providers and underwriters and investors. Quarterly reporting to the audit sub-committee of the board of directors by originating banks of the securitization transactions has also been prescribed. Apart from banks, these guidelines are also applicable to financial institutions and non-banking financial companies.

In May 2012, the RBI issued new guidelines for the securitization of standard assets. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance sheet assets (except those expressly disallowed in the guidelines) are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e. the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas branches of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been laid down to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also lay down the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy, asset classification and provisioning norms to these transactions etc. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements laid down by the guidelines will be assigned very high risk weights under capital adequacy norms. For points not covered in the new guidelines, the February 2006 stipulations continue to apply.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern loans made by banks in India. The RBI issues directions covering the loan activities of banks. Major guidelines include norms for bank lending to priority sectors, non-bank financial companies, guidelines on banks’ benchmark lending rates, base rates and norms for loans against shares.

In terms of Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares. A banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors has an interest as a partner, manager, employee or guarantor or any other company (not being a subsidiary of the banking company or a company registered under section 25 of the Companies Act or a Government company), or the subsidiary or the holding company of such a company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exceptions in this regard which exclude any transaction which the RBI may specify by general or special order as not being a loan or advance for the purpose of such section. The Government may, on the recommendation of the RBI and subject to conditions as it may deem fit to impose, exempt any banking company from the restriction on lending to the subsidiary, holding company or any other company in which any of the directors of the banking company is a director, managing agent, manager, employee, guarantor or in which such person holds substantial interest.

In the context of granting greater functional autonomy to banks, effective October 18, 1994, the RBI had decided to remove restrictions on the lending rates of scheduled commercial banks for credit limits of over Rs. 0.2 million. Banks were given the freedom to fix the lending rates for such credit limits subject to the Benchmark Prime Lending Rate (“BPLR”) and spread guidelines. The BPLR system, however, fell short of its original objective of bringing transparency to lending rates. This was mainly because under the BPLR system, banks could lend below BPLR. Banks consequently were advised by the RBI to switch over to the system of Base Rate with effect from July 1, 2010. The base rate system is aimed at enhancing transparency in lending rates of banks and enabling better assessment of transmission of the monetary policy. The Base Rate includes all elements of the lending rates that are common across all categories of borrowers. Banks may choose any benchmark to arrive at their Base Rate for a specific tenor that may be disclosed. For loans sanctioned up to June 30, 2010, the BPLR will be applicable. However, for loans sanctioned up to June 30, 2010 but renewed from July 1, 2010, the Base Rate is applicable.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector are laid down in the RBI Master Circular on Lending to Priority Sector dated July 1, 2011. The priority sector is broadly comprised of agriculture, micro and small enterprises (“MSEs”), including retail trade, micro credit, education and housing, subject to certain limits. The guidelines take into account the revised definition of MSEs as per the Micro, Small and Medium Enterprises Development Act, 2006.

The priority sector lending targets (40.0% and 32.0% for domestic and foreign banks, respectively) are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures, whichever is higher, as on March 31 of the previous year.

Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC. Indirect lending in excess of 4.5% of ANBC or the credit equivalent amount of off-balance sheet exposures, whichever is higher, will not be reckoned for computing performance under the 18.0% target. However, all agricultural advances under the categories ‘direct’ and ‘indirect’ will be reckoned in computing performance under the overall priority sector target. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e. partnership firms, corporate and institutions) at Rs. 10 million per borrower. One third of loans in excess of Rs. 10 million per borrower would also be considered as direct finance while the remaining two thirds would constitute indirect finance. Advances to weaker sections are required to be 10.0% of ANBC and 1.0% of ANBC is required to be lent under the Differential Rate of Interest Scheme. Loans up to Rs. 2.5 million per borrower under housing finance, excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. In addition, fresh investments made by banks with the National Bank for Agriculture and Rural Development (“NABARD”) in lieu of non-achievement of priority sector lending targets are no longer eligible to be considered as indirect finance subsequent to the fiscal year 2007. The investments that existed as of March 31, 2007 were eligible for classification as indirect agriculture finance until March 31, 2010 or the date of maturity, whichever was earlier.

Domestic scheduled commercial banks having a shortfall in lending to priority sector targets are allocated amounts for contribution to the Rural Infrastructure Development Fund established with NABARD or funds with other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contribution to these schemes, and periods of deposits, among other things, is fixed by the RBI from time to time. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by RBI when granting regulatory clearances/approvals for various purposes.

        In August 2011, RBI formed a committee to re-examine the existing classification and suggest revised guidelines in relation to priority sector lending. The committee submitted its report to the RBI in February 2012. The RBI, having reviewed the recommendations of this committee and feedback from relevant stakeholders, issued revised guidelines on priority sector lending classification and targets in July 2012. As per the revised guidelines, priority sectors are defined to include those sectors of the economy which, if not designated as priority sectors, may not get timely and adequate credit. Typically these are small value loans to farmers for agriculture and allied activities, micro and small enterprises, poor people for housing, students for education and other low income groups and weaker sections. The overall target under priority sector is retained at 40% of ANBC or the credit equivalent amount of off-balance sheet exposures, whichever is higher. The targets under both direct and indirect agriculture are retained at 13.5% and 4.5% respectively while refocusing the direct agricultural lending by banks to individuals, self-help groups (“SHGs”) and joint liability groups (“JLGs”). The guidelines also focus on direct lending by banks against on-lending through intermediaries, such as Non-banking financial companies and housing finance companies. Investments by banks in securitized assets and outright purchases of loans will be eligible for classification under priority sector only if prescribed criteria are fulfilled. Foreign banks having 20 or more branches in India will be brought at par with domestic banks for priority sector targets in a phased manner over a maximum period of 5 years starting April 1, 2013. The revised guidelines are operational with immediate effect. The priority sector loans sanctioned under the previous guidelines will continue to be classified under priority sector till maturity / renewal.

Export Credit

The RBI also requires banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to internationally competitive financing options. Banks have been advised to reach a level of outstanding export credit equivalent to 12.0% of their adjusted net bank credit. We provide export credit for pre-shipment and post-shipment requirements of exporters in Rupees as well as foreign currencies. The export credit category of directed lending forms part of the priority sector lending for foreign banks only. With effect from May 5, 2012, the RBI has deregulated the interest rates on export credit in foreign currency and has permitted banks to determine their own interest rates in respect thereof.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the RBI has advised banks to fix limits on their exposure to specific industries or sectors and has prescribed regulatory limits on banks’ exposures to individual borrowers and borrower groups. In addition, banks are also required to observe certain statutory and regulatory exposure limits in respect of advances against or investments in shares, convertible debentures or bonds, units of equity-oriented mutual funds and all exposures to venture capital funds (“VCFs”).

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of the bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of the bank. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of exposure to a borrower by a further 5.0% of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0% of capital funds in respect of a bank’s exposure to oil companies to whom specified oil bonds have been issued by the Government of India. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where they had exceeded the prudential exposure limits during the year.

The exposure (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC or NBFC-asset financing companies (“AFC”) must not exceed 10.0% or 15.0%, respectively, of the bank’s capital funds as per its last audited balance sheet. Banks may however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0%, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Exposure of a bank to infrastructure finance companies (“IFC”) should not exceed 15.0% of its capital funds as per its last audited balance sheet, with a provision to increase it to 20.0% if the same is on account of funds on-lent by the IFC to the infrastructure sector. Further, all banks may also consider fixing internal limits for their aggregate exposure to all NBFCs put together.

Exposure includes credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). The sanctioned limits or outstandings, whichever are higher, would be included when arriving at the exposure limit. However, in the case of fully drawn term loans, where there is no scope for re-drawing of any portion of the sanctioned limit, banks may consider the outstanding as the exposure. For the purpose of exposure norms, banks shall compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the Current Exposure Method. While computing credit exposures, banks may exclude ‘sold options’, provided that the entire premium or fee or any other form of income is received or realized.

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

The aggregate exposure that a bank has to the capital markets in all forms (both fund and non-fund based) must not exceed 40.0% of its net worth (both for the stand-alone and the consolidated bank) as on March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to venture capital funds (“VCFs”) must not exceed 20.0% of its net worth (both for the stand-alone and the consolidated bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

The following exposures are subject to the ceiling:

•	direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the fund assets of which are not exclusively invested in corporate debt;

•

advances against shares/bonds/debentures or other securities or advances without security to individuals for investment in shares (including in primary offerings and employee stock option plans), convertible bonds, convertible debentures and units of equity-oriented mutual funds;

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security;

•	advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity oriented mutual funds;

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to companies against the security of shares/bonds/debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•

underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds. However, with effect from April 16, 2008, banks may exclude their own underwriting commitments, and the underwriting commitments of their subsidiaries, through the book running process for the purpose of arriving at the capital market exposure of the single bank as well as the consolidated bank;

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

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0% of its net worth. A bank’s aggregate investment in subordinated bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted to up to 10.0% of the investing bank’s capital funds (Tier I plus Tier II capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status attract a 100.0% risk weight for credit risk for capital adequacy purposes.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies as prescribed by the Securities and Exchange Board of India (“SEBI”). Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0% by an additional 10.0%, provided the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by Securitization Companies (“SC”) /Reconstruction Companies (“RCs”) set up under SARFEASI and registered with RBI. Investments in security receipts issued by SCs / RCs registered with RBI, investments in asset-backed securities and mortgage-backed securities, which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity. Banks are not permitted to invest in unrated non-SLR securities except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10% for unlisted non-SLR securities.

In July 2011, the RBI issued guidelines in relation to investments by banks in liquid or short-term debt schemes of mutual funds. These guidelines prescribe that the total investment by banks in liquid/short-term debt schemes (by whatever name called) of mutual funds with a weighted average maturity of the portfolio of not more than one year, will be subject to a prudential cap of 10% of their net worth as on March 31 of the previous year. The weighted average maturity would be calculated as average of the remaining period of maturity of securities weighted by the sums invested.

Non-Performing Investments

The RBI has defined non-performing investments as those where principal or interest is unpaid for more than 90 days including preference shares where a fixed dividend is not paid or declared. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested will also render those equity shares non-performing investments. If any credit facility availed of by the issuer is an NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as a Non-Performing Investment (“NPI”) and vice versa. However, if only preference shares have been classified as an NPI, the investment in any of the other performing securities issued by the same issuer may not be classified as NPI and any performing credit given to that borrower need not be treated as an NPA.

Restrictions on Investments in a Single Company

In terms of Section 19(2) of the Banking Regulation Act, no banking company may hold shares in any company except as provided in sub-section (1) of that act, whether as pledgee, mortgagee or absolute owner of an amount exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is lower. Further, in terms of Section 19(3) of the Banking Regulation Act, banks must not hold shares, whether as pledgee, mortgagee or absolute owner, in any company in the management of which the managing director, any other director or manager of the bank is in any manner concerned or interested.

Limit on Transactions through Individual Brokers

Guidelines issued by the RBI require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The RBI specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should be informed on a half-year basis of such occurrences. These guidelines are not applicable to banks’ dealings through Primary Dealers.

Valuation of Investments

The RBI has issued guidelines for the categorization and valuation of banks’ investments. The salient features of the guidelines are given below.

•

Banks are required to classify their entire portfolio of approved securities under three categories: “held for trading,” “available for sale” and “held to maturity.” Banks must decide the category of investment at the time of acquisition. For disclosure in the balance sheet the investments are further classified into six groups—government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries and joint ventures and other investments.

•

Held to maturity (“HTM”) investments compulsorily include recapitalization bonds received from the Government, investments in subsidiaries and joint ventures and investments in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of seven years must be at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of total investments. Effective September 2004, the RBI has permitted banks to exceed the limit of 25.0% of investments for the held to maturity category provided the excess comprises only statutory liquidity ratio investments and the aggregate of such investments in the held to maturity category does not exceed 25.0% of the prescribed demand and time liabilities. The RBI had permitted banks to transfer additional securities to the held to maturity category as a one-time measure during fiscal year 2005, in addition to the transfer permitted under the earlier guidelines. The transfer was to be done at the lower of acquisition cost, book value or market value on the date of transfer.

•

Profit on the sale of investments in the held to maturity category is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•

Investments under the held for trading category must be sold within 90 days; in the event of an inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities must be shifted to the available for sale category, at acquisition cost/book value/market value on the date of transfer whichever is the least.

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

•	Profit or loss on the sale of investments in both the held for trading and available for sale categories is recorded in the income statement.

•

Shifting of investments from or to held to maturity may be done with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done with the approval of the Board of Directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available for sale is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the Board of Directors, or the Asset Liability Management Committee or the Investment Committee.

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

Investments in security receipts or pass through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies are valued at the lower of redemption value of the security receipts or the net book value of the underlying financial asset.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except short selling of central government securities subject to stipulated conditions. The RBI has permitted scheduled commercial banks to undertake short sales of central government securities, subject to the short position being covered within a maximum period of three months, including the day of trade. The short positions must be covered only by an outright purchase of an equivalent amount of the same security.

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, banks are not permitted to pay interest on current account deposits. Further, banks must pay interest of 4.0% per annum (upped from 3.5% effective May 2011) on domestic savings deposits, rupee denominated Non-Resident (External) Accounts Scheme and Ordinary Non-Resident Scheme savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted by the RBI to pay an additional interest of 1.0% over the interest payable on deposits from the public. From April 1, 2010, payment of interest is calculated on a daily average basis against the previous practice of interest being payable on the minimum balance held in the account during the period from the tenth day to the last calendar day of the month. Effective October 25, 2011, the RBI permitted banks the flexibility to offer varying rates of interest on savings deposits of resident Indians subject to the following conditions:

•	each bank will have to offer a uniform interest rate on savings bank deposits up to Rs.0.1million, irrespective of the amount in the account within this limit; and

•

for savings bank deposits over Rs.0.1 million a bank may provide differential rates of interest, if it so chooses, by ensuring that it does not discriminate in interest paid on such deposits, between one deposit and another of similar amount, accepted on the same date, at any of its offices.

Effective December 16, 2011, the RBI also permitted banks the flexibility to offer varying rates of interest on NRE and NRO deposit accounts.

Domestic time deposits and non-resident ordinary (“NRO”) accounts have a minimum maturity of seven days. Non-resident rupee (“NRE”) accounts have a minimum maturity of one year. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic time deposits of the same maturity subject to the following conditions:

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

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The RBI has issued several guidelines on customer identification and monitoring of transactions. Banks have been advised to put in place systems and procedures to control financial frauds, identify money laundering and suspicious activities, and monitor high value cash transactions. The RBI has also issued guidelines from time to time advising banks to be vigilant while opening accounts for new customers to prevent misuse of the banking system for perpetration of frauds.

Banks have been advised to ensure that a proper policy framework on Know Your Customer (“KYC”) and Anti-Money Laundering (“AML”) measures duly approved by the board of directors is formulated and implemented. This framework is required to inter alia include procedures/process in relation to (a) Customer Acceptance Policy; (b) Customer Identification Procedures; (c) Monitoring of Transactions; and (d) Risk Management.

RBI guidelines require that a profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity.

The KYC procedures for opening accounts have been simplified for ‘small accounts’ in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A ‘small account’ is defined as a savings account in a banking company where (i) the aggregate of all credits in a financial year does not exceed Rs.0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million.

In addition to keeping customer information confidential, banks must ensure that only information relevant to the perceived risk is collected and that the same is not intrusive in nature. Apart from addressing this concern the guidelines set out in detail the framework to be adopted by banks as regards their customer dealings and are directed towards prevention of financial frauds and money laundering transactions.

In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act, 2002 (the “PML Act”) which came into effect from July 1, 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the RBI master circular on Know Your Customer norms / Anti-Money Laundering standards/Combating of Financing of Terrorism (CFT)/Obligation of banks under PML Act issued on July 2, 2012.

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

Banks are advised to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, identification of the transactions carried out in these accounts and suitable reporting to the Director, Financial Intelligence Unit (India) (“FIU”). Banks are required to report to the FIU:

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

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act, 1934 and the Banking Regulation Act during fiscal 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (amendment) Act, 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on Cash Reserve Ratio (“CRR”) and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

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

CRR is required to be maintained on an average basis for a two-week period and should not fall below 70.0% of the required CRR on any particular day. The CRR requirement was 4.75% as of March 31, 2012.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and was at 24.0% as of March 31, 2012. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

Regulations on Asset Liability Management

Since 1999, the Reserve Bank of India (RBI) has issued several guidelines relating to Asset-Liability Management (“ALM”) in banks in India. The RBI guidelines cover, inter alia, the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for 1 day, 2-7 days, 8-14 days and 15-28 days set at 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time buckets in order to recognize the cumulative impact on liquidity. In respect of other time periods, up to one year, the RBI has directed banks to lay down internal standards in respect of liquidity gaps. In order to recognize the cumulative impact on liquidity, banks are also advised to prepare the statement of structural liquidity on a daily basis and also undertake dynamic liquidity management. Banks are required to submit the liquidity statements periodically to RBI, as specified in these guidelines.

RBI’s “Guidelines on Banks’ Asset Liability Management Framework – Interest Rate Risk” dated November 4, 2010 mandate banks in India to evaluate interest rate risk using both methods i.e. Traditional Gap Analysis (“TGA”) and Duration Gap Analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

Further, RBI guidelines on Stress Testing issued in 2007 has reinforced stress testing as an integral part of a bank’s risk management process, and the results are used to evaluate the potential vulnerability to some unlikely but plausible events or movements in financial variables that affect both interest rate risk and liquidity risk in the bank.

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

Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act, 1999 (“Foreign Exchange Management Act”). As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India (“FEDAI”) which prescribes the rules relating to the foreign exchange business in India.

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

In terms of the guidelines prescribed by the RBI, overseas foreign currency borrowings by banks in India (including overdraft balances in nostro accounts not adjusted within five days) should not exceed 50.0% of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

The following borrowings would continue to be outside the above limit:

1.	overseas borrowing by banks for the purpose of financing export credit subject to certain conditions prescribed by the RBI;

2.	capital funds raised or augmented by the issue of Innovative Perpetual Debt Instruments and Debt Capital Instruments in foreign currency;

3.	subordinated debt placed by head offices of foreign banks with their branches in India as Tier II capital; and

4.	any other overseas borrowing with the specific approval of the RBI.

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

•

net non-performing assets must be less than 7.0% of advances. In the event a bank does not meet the above capital adequacy norm, but has capital adequacy of at least 9.0% for the fiscal year for which it proposes to declare a dividend it would be eligible to declare a dividend if its net non-performing asset ratio is less than 5%;

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

Banks which comply with the above prudential requirements, can pay dividends subject to compliance with the following conditions:

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

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulations Act specifies that no shareholder in a banking company can exercise voting rights in a poll in excess of 10.0% of total voting rights of all the shareholders of the banking company. Legislation introduced in the Indian parliament proposes to amend the Banking Regulation Act to increase the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company to 26.0% and allow banks to issue preference shares.

Restriction on Transfer of Shares

RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0% or more of its total paid-up capital.

Regulatory Reporting and Examination Procedures

The RBI is empowered under the Banking Regulation Act, to inspect the books of accounts and the other operations of a bank. The RBI monitors prudential parameters at regular intervals. The findings of these inspections are provided to banks, who are required to comply with the actions recommended in order to set right any discrepancies in their operations as contained in the inspection findings within a stipulated time frame. Further, banks are required to keep the inspection report confidential as per the instructions issued by the RBI. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited operating results for each quarter;

•	asset quality;

•	concentration of exposures;

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

The RBI also conducts periodic on-site inspections of matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We are subject to on-site inspection by the RBI at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the findings of the inspection with our management team along with members of the Audit Committee of our Board.

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

We paid a penalty of Rs. 1.5 million during fiscal year 2012. The RBI had issued a show cause notice in October 2010 to us for having contravened the guidelines issued by the RBI and provisions of Foreign Exchange Management (Foreign Exchange Derivative Contracts) Regulation 2000 in respect of derivative deals done by us, as observed in the RBI’s annual financial inspection with respect to our financial position as at and for the fiscal years ended March 31, 2007 and March 31, 2008. Subsequently, vide our letter dated October 19, 2010, we submitted our response to the RBI explaining our position and clarifying that we were in compliance with the RBI guidelines. While RBI accepted some of our submissions, few other submissions made in the matter were not accepted and the RBI imposed a penalty of Rs. 1.5 million for non-compliance of the RBI’s directions and instructions in terms of section 47A(1)(b) read with section 46(4) of the Banking Regulation Act, 1949, which we paid in fiscal 2012.

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

Subsidiaries and Other Investments

Banks require the prior permission of the RBI to incorporate a subsidiary. Banks are required to maintain an “arms-length” relationship in respect of their subsidiaries and are prohibited from taking actions such as taking undue advantage in borrowing or lending funds, transferring or selling or buying securities at rates other than market rates, giving special consideration for securities transactions, overindulgence in supporting or financing subsidiaries and financing its clients through them when it itself is not able or not permitted to do so. Banks and their subsidiaries have to observe the prudential standards stipulated by the RBI, from time to time, in respect of their underwriting commitments.

Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0% of its paid-up capital and reserves. Investments by banks in companies which are not its subsidiaries and are not financial services companies would be subject to a limit of 10% of the investee company’s paid up share capital or 10% of the bank’s paid up share capital and reserves, whichever is less. Any investment above this limit will be subject to the RBI approval except as provided otherwise. Equity investments in any non-financial services company held by (a) a bank; (b) bank’s subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and (c) mutual funds managed by AMCs controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid up share capital. Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities together with equity investments in entities engaged in non-financial services activities should not exceed 20% of the bank’s paid-up share capital and reserves.

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

The RBI had issued guidelines relating to salary and other remuneration payable to the chairmen, managing directors and full-time directors of new private sector banks. Pursuant to the guidelines, the RBI has permitted banks to fix the performance bonus payable to the managing director/whole time directors on either of two criteria:

•	up to a maximum of 25% of the salary; or

•	the average bonus paid to officers and employees. The average bonus paid to officers and employees is calculated by dividing the total salary bill by the total bonus paid to them.

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk-taking and requiring banks to take appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, guaranteed pay, severance package, stock, pension plan, and gratuity and is required to be implemented effective fiscal 2013.The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-to-case basis.

Regulations and Guidelines of the SEBI

SEBI was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of its capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking. and since our equity shares are listed on Indian stock exchanges. These regulations provide for registering with SEBI the functions, responsibilities and the code of conduct applicable for each of these activities.

Foreign Ownership Restriction

Aggregate foreign investment in the Bank from all sources (including from FIIs) may not exceed 74.0% of our paid-up equity share capital. Shares held by FIIs under portfolio investment schemes through stock exchanges may not exceed 49.0% of our paid-up equity share capital. Further, as per the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0% or more of our paid-up capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares.

Moratorium, Reconstruction and Amalgamation of Banks

A bank can apply to the high court for the suspension of its business. The high court , after considering the application of the bank, may order a moratorium staying commencement of an action or proceedings against the relevant banking company for a maximum period of six months. During such period of moratorium, if the RBI is satisfied that: (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, it may prepare a scheme for the reconstruction of the bank or amalgamation of the bank with any other bank. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the RBI would invite suggestions and objections on the draft scheme prior to placing the scheme before the Government for its sanction. The Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993 and the SARFAESI Act. As a bank, we are entitled to certain benefits under the above act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under this Act, the procedures for recovery of debt have been simplified and indicative time frames been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The Sick Industrial Companies Act, 1985, provides for reference of “sick” industrial companies, to the BIFR. Under the Act, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The Sick Industrial Companies Act, 1985 has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2004 (the SICA Repeal Act). However, pursuant to the SICA Repeal Act, which is due to come into force on a date to be notified by the central Government in the official gazette, the provisions of the Companies Act will apply in relation to “sick” companies, under which the reference must be made to the National Company Law Tribunal, in place of the BIFR.

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

Regulations governing international branches and representative offices

We have overseas banking branches in Bahrain and Hong Kong and one representative office each in Dubai-UAE and Nairobi-Kenya. Our branch in Bahrain is regulated by the Central Bank of Bahrain, and has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing / administering means of payment. Our branch in Hong Kong is a full service branch and is regulated by the Hong Kong Monetary Authority. The branch is permitted to undertake banking business in that jurisdiction with certain restrictions.

Our representative office in Dubai, UAE is regulated by the Central Bank of UAE and our representative office in Nairobi, Kenya is regulated by the Central Bank of Kenya.

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

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board (“FIPB”), to regulate all foreign direct investment into India. Foreign Direct Investment (“FDI”) means investment by a non-resident entity/person resident outside India in the equity shares/compulsorily convertible preference shares/ compulsorily convertible debentures of an Indian company under Schedule 1 of the FEM (Transfer or Issue of Security by a Person Outside India) Regulations, 2000. FIPB approval is required for investment in some sectors, including petroleum, defense, public sector banks and asset reconstruction companies. Also, the following investments would require the prior permission of the FIPB:

•	investments, including a transfer of shares, in excess of specified sectoral caps;

•

transfer of control and / or ownership pursuant to amalgamation, merger, or acquisition of an Indian company engaged in an activity having limitations on foreign ownership, currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity;

•	investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity; and

•	investment by swap of shares.

A person residing outside India (other than a citizen of Pakistan) or any entity incorporated outside India (other than an entity incorporated in Pakistan) has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. Further, a citizen of Bangladesh or any entity incorporated in Bangladesh may, with the prior approval of the Government, purchase shares, convertible debentures or preference shares of an Indian company subject to the prescribed terms and conditions.

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

The government has set up the Foreign Investment Implementation Authority (“FIIA”), in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate FDI approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

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

•

Under the portfolio investment scheme, foreign institutional investors, subject to registration with SEBI and the RBI, may hold in aggregate up to 24.0% of the paid-up equity capital of a company (including a private sector banking company). Subject to a resolution of the board of directors, a special resolution of the shareholders and prior approval of the RBI, this limit may be raised to 49.0% of the total issued capital of a private sector banking company; no single foreign institutional investor may own more than 10.0% of the total issued capital of the company; a corporate or individual sub-account of the foreign institutional investor may not hold more than 5.0% of the total issued capital of a company; a broad-based sub-account may not hold more than 10.0% of the total issued capital of a company. No single Non-Resident Indian may own more than 5.0% of the total issued capital of the company and aggregate limit cannot exceed 10.0% of the total paid up capital. However, Non-Resident Indians holdings can be allowed up to 24.0% of the total paid-up capital provided the banking company passes a special resolution of the shareholders to that effect. In addition, overseas corporate bodies are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

SEBI, through the SEBI (Foreign Institutional Investors) (Amendment) Regulations, 2008, which amended the Foreign Institutional Investors Regulations 1995, has provided that a foreign institutional investor (“FII”) may issue, deal in or hold offshore derivative instruments such as participatory notes, equity-linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities that are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with the “know your client” requirement. The FII is also required to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity. Sub-accounts cannot issue offshore derivative instruments. Also, SEBI, has broadened the scope of who can apply in order to be granted a registration and the criteria that would be followed and has stated that a foreign institutional investor shall be responsible and liable for all acts of commission and omission of all its sub-accounts and other deeds and things done by such sub-accounts in their capacity as sub-accounts under these regulations.

Investors in ADSs do not need to seek the specific approval from the government of India to purchase, hold or dispose of their ADSs. In our ADS offering, we obtained the in-principle approval of the relevant stock exchanges for listing of the equity shares underlying the ADSs. We were not required to obtain the prior approval of the FIPB or the RBI. Notwithstanding the foregoing, if a FII, Non-Resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the portfolio investment limitations mentioned above. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by Non-Resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the FDI ownership levels set forth above require the government of India’s approval on a case-by-case basis. Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 25.0% of our total equity, such investor may be required to make a public offer to the remaining shareholders under the Takeover Code.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2012. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on those criteria and our assessment we believe that, as of March 31, 2012, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, Deloitte Haskins & Sells, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati BapatMarg,

Lower Parel,

Mumbai 400 013, India.

July 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the Internal Control over Financial Reporting of HDFC Bank Limited and its subsidiaries (the “Bank”) as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Bank and our report dated July 27, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

July 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and its subsidiaries (the “Bank”) as of March 31, 2011 and 2012, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HDFC Bank Limited and its subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 27, 2012 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2012, also comprehended the translation of Indian Rupee amounts into United States dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(y). The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

July 27, 2012

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2011		2012		2012
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	288,902.1	Rs.	188,043.0	US$	3,695.1
Term placements		102,049.4		150,096.5		2,949.4
Investments held for trading, at fair value		38,216.9		77,043.4		1,513.9
Investments available for sale, at fair value (includes restricted investments of Rs. 535,694.2 and Rs. 544,169.2 (US$ 10,693.1), respectively)		628,704.9		807,080.4		15,859.3
Securities purchased under agreements to resell		—		20,868.3		410.1
Loans (net of allowance of Rs. 25,894.3 and Rs. 27,906.9 (US$ 548.4), respectively)		1,622,856.0		2,006,374.3		39,425.7
Accrued interest receivable		19,752.6		26,645.5		523.6
Property and equipment, net		22,881.2		24,960.9		490.5
Intangible assets, net		6,402.9		4,074.0		80.1
Goodwill		74,937.9		74,937.9		1,472.5
Other assets		115,532.4		191,031.5		3,753.9

Total assets	Rs.	2,920,236.3	Rs.	3,571,155.7	US$	70,174.1

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	1,619,283.6	Rs.	2,012,057.9	US$	39,537.4
Non-interest-bearing deposits		462,845.4		452,991.7		8,901.4

Total deposits		2,082,129.0		2,465,049.6		48,438.8
Securities sold under repurchase agreements		60,000.0		70,000.0		1,375.5
Short-term borrowings		76,686.7		112,642.8		2,213.5
Accrued interest payable		27,746.0		51,935.9		1,020.6
Long-term debt		93,287.2		178,366.6		3,504.9
Accrued expenses and other liabilities		232,557.6		296,568.1		5,827.6

Total liabilities	Rs.	2,572,406.5	Rs.	3,174,563.0	US$	62,380.9

Commitments and contingencies (see note 27)

Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 2,750,000,000 shares; issued and outstanding 2,326,128,420 shares and 2,346,688,270 shares, as of March 31, 2011 and March 31, 2012, respectively (see note 1)	Rs.	4,652.2	Rs.	4,693.4	US$	92.2
Additional paid-in capital		235,377.9		244,564.7		4,805.8
Retained earnings		71,946.1		99,761.6		1,960.4
Statutory reserve		40,228.0		53,248.3		1,046.3
Accumulated other comprehensive income (loss)		(5,712.5)		(7,212.8)		(141.7)

Total HDFC Bank Limited shareholders’ equity		346,491.7		395,055.2		7,763.0

Noncontrolling interest in subsidiaries		1,338.1		1,537.5		30.2

Total shareholders’ equity		347,829.8		396,592.7		7,793.2

Total liabilities and shareholders’ equity	Rs.	2,920,236.3	Rs.	3,571,155.7	US$	70,174.1

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2010		2011		2012		2012
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	118,364.5	Rs.	153,719.7	Rs.	210,315.7	US$	4,132.8
Trading securities		4,445.2		3,013.8		4,056.2		79.7
Available for sale securities		33,304.6		40,739.8		56,621.0		1,112.6
Other		2,537.0		4,778.7		6,547.1		128.6

Total interest and dividend revenue		158,651.3		202,252.0		277,540.0		5,453.7

Interest expense:
Deposits		69,854.0		80,216.3		126,783.1		2,491.3
Short-term borrowings		1,420.4		5,357.1		12,233.8		240.4
Long-term debt		6,052.6		8,224.9		11,988.5		235.6
Other		393.0		51.4		142.6		2.8

Total interest expense		77,720.0		93,849.7		151,148.0		2,970.1

Net interest revenue		80,931.3		108,402.3		126,392.0		2,483.6
Provision for credit losses		18,193.9		9,621.9		7,837.3		154.0

Net interest revenue after provision for credit losses		62,737.4		98,780.4		118,554.7		2,329.6

Non-interest revenue, net:
Fees and commissions		30,469.3		38,718.9		44,867.2		881.6
Trading securities gain/(loss), net		100.2		(598.3)		(154.7)		(3.0)
Realized gain/(loss) on sales of available for sale securities, net		4,574.9		375.7		(1,315.1)		(25.8)
Other than temporary impairment losses on available for sale securities		(445.5)		(186.7)		(1,299.2)		(25.5)
Foreign exchange transactions		5,091.6		12,283.4		7,531.5		148.0
Derivatives gain/(loss), net		2,911.0		(3,873.8)		2,788.7		54.8
Other, net		198.2		96.2		177.1		3.4

Total non-interest revenue, net		42,899.7		46,815.4		52,595.5		1,033.5

Total revenue, net		105,637.1		145,595.8		171,150.2		3,363.1

Non-interest expense:
Salaries and staff benefits		31,665.9		37,865.6		45,791.3		899.8
Premises and equipment		11,033.2		12,419.8		14,595.1		286.8
Depreciation and amortization		4,133.7		5,138.6		5,588.7		109.8
Administrative and other		17,808.6		24,387.6		29,009.5		570.0
Amortization of intangible assets		3,769.5		2,558.6		2,328.9		45.8

Total non-interest expense		68,410.9		82,370.2		97,313.5		1,912.2

Income before income tax expense		37,226.2		63,225.6		73,836.7		1,450.9
Income tax expense		12,338.4		21,698.3		23,828.7		468.2

Net income before noncontrolling interest	Rs.	24,887.8	Rs.	41,527.3	Rs.	50,008.0	US$	982.7
Less: Net income attributable to noncontrolling interest		317.1		330.4		224.6		4.4

Net income attributable to HDFC Bank Limited	Rs.	24,570.7	Rs.	41,196.9	Rs.	49,783.4	US$	978.3

Per share information:
Earnings per equity share—basic	Rs.	11.26	Rs.	17.84	Rs.	21.30	US$	0.42
Earnings per equity share—diluted	Rs.	11.12	Rs.	17.59	Rs.	21.12	US$	0.41
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	33.78	Rs.	53.52	Rs.	63.90	US$	1.26

Earnings per ADS—diluted	Rs.	33.36	Rs.	52.77	Rs.	63.36	US$	1.23

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2010		2011		2012		2012
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	24,887.8	Rs.	41,527.3	Rs.	50,008.0	US$	982.7
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		18,193.9		9,621.9		7,837.3		154.0
Depreciation and amortization		4,133.7		5,138.6		5,588.7		109.8
Amortization of intangibles		3,769.5		2,558.6		2,328.9		45.8
Amortization of deferred acquisition costs		3,664.3		3,986.7		4,608.8		90.6
Amortization of premium (discount) on investments		3,760.6		1,698.5		324.1		6.4
Other than temporary impairment of investment		445.5		186.7		1,299.2		25.5
Provision for deferred income taxes		(1,318.3)		(1,207.1)		(1,950.0)		(38.3)
Share-based compensation expense		3,580.6		3,407.7		3,887.7		76.4
Net realized (gain) loss on sale of available for sale securities		(4,574.9)		(375.7)		1,315.1		25.8
(Gain) loss on disposal of property and equipment, net		(37.9)		8.8		(12.6)		(0.2)
Exchange (gain) loss		1,517.4		485.0		(3,089.5)		(60.6)
Net change in:
Investments held for trading		7,227.4		(10,058.1)		(43,305.8)		(851.0)
Accrued interest receivable		(525.3)		(5,987.0)		(6,885.6)		(135.3)
Other assets		29,916.1		2,563.2		(59,217.5)		(1,163.8)
Accrued interest payable		(13,261.7)		7,783.3		24,180.8		475.2
Accrued expense and other liabilities		27,685.7		(11,221.8)		50,574.7		993.6

Net cash provided by operating activities		109,064.4		50,116.6		37,492.3		736.6

Cash flows from investing activities:
Net change in term placements		(23,646.0)		(43,925.1)		(48,174.4)		(946.6)
Activity in available for sale securities:
Purchases		(231,417.2)		(365,974.2)		(553,510.4)		(10,876.6)
Proceeds from sales		162,692.6		32,172.5		9,078.8		178.4
Maturities, prepayments and calls		82,571.4		176,740.8		363,100.6		7,135.0
Net change in repurchase options and reverse repurchase options		5,497.2		80,000.0		(10,868.3)		(213.6)
Loans purchased		(72,747.8)		(65,074.6)		(57,263.2)		(1,125.2)
Repayments on loans purchased		23,836.4		28,245.7		41,302.5		811.6
Increase in loans originated, net of principal collections		(284,839.6)		(303,115.8)		(379,906.4)		(7,465.1)
Additions to property and equipment		(5,978.6)		(5,836.1)		(7,924.5)		(155.7)
Proceeds from sale or disposal of property and equipment		123.8		90.8		46.0		0.9

Net cash used in investing activities		(343,907.8)		(466,676.0)		(644,119.3)		(12,656.9)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2010		2011		2012		2012
	(In millions)
Cash flows from financing activities:
Net increase in deposits		246,365.0		409,794.4		385,202.5		7,569.3
Net increase (decrease) in short-term borrowings		70,763.3		(21,185.6)		38,641.2		759.3
Proceeds from issue of shares by a subsidiary to noncontrolling interests		—		113.7		12.3		0.2
Proceeds from issuance of long-term debt		10,201.0		22,687.8		88,329.3		1,735.7
Repayment of long-term debt		(936.8)		(5,312.5)		(6,188.1)		(121.6)
Proceeds from issuance of equity shares for options exercised		5,559.7		8,281.6		5,302.8		104.2
Proceeds from issuance of warrants/equity shares on exercise of warrants		36,080.5		—		—		—
Payment of dividends and dividend tax		(4,985.8)		(6,440.9)		(8,947.6)		(175.8)

Net cash provided by financing activities		363,046.9		407,938.5		502,352.4		9,871.3

Effect of exchange rate changes on cash and cash equivalents		(1,869.4)		(35.5)		3,415.5		67.1
Net change in cash and cash equivalents		126,334.1		(8,656.4)		(100,859.1)		(1,981.9)
Cash and cash equivalents, beginning of year		171,224.4		297,558.5		288,902.1		5,677.0

Cash and cash equivalents, end of year	Rs.	297,558.5	Rs.	288,902.1	Rs.	188,043.0	US$	3,695.1

Supplementary cash flow information:
Interest paid	Rs.	90,981.1	Rs.	86,067.9	Rs.	126,958.1	US$	2,494.8
Income taxes paid	Rs.	14,526.2	Rs.	23,206.0	Rs.	28,180.1	US$	553.7
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	221.9	Rs.	533.9	Rs.	311.6	US$	6.1

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity		Comprehensive income
	(In millions, except for equity shares)
Balance at March 31, 2009	2,126,920,545	Rs.	4,253.8	Rs.	178,887.7	Rs.	34,845.9	Rs.	22,987.3	Rs.	8,523.0	Rs.	249,497.7	Rs.	555.4	Rs.	250,053.1
Shares issued upon exercise of warrants	131,001,100		262.0		35,818.5								36,080.5				36,080.5
Shares issued upon exercise of options	30,794,715		61.6		5,498.1								5,559.7				5,559.7
Share-based compensation					3,580.6								3,580.6				3,580.6
Dividends, including dividend tax							(4,985.8)						(4,985.8)				(4,985.8)
Transfer to statutory reserve							(7,371.7)		7,371.7
Net income							24,570.7						24,570.7		317.1		24,887.8	Rs.	24,887.8
Unrealized gain reclassified to earnings [net of tax Rs.(1,528.0)]											(3,072.0)		(3,072.0)				(3,072.0)		(3,072.0)
Change in the unrealized gain on available for sale securities, [net of tax Rs.(2,955.3)]											(5,634.3)		(5,634.3)				(5,634.3)		(5,634.3)
Foreign currency translation reserve											(15.4)		(15.4)				(15.4)		(15.4)
Comprehensive income																		Rs.	16,166.1
Comprehensive income attributable to HDFC Bank Limited																				Rs.	15,849.0
Comprehensive income attributable to Noncontrolling interest																					317.1

Total comprehensive income																				Rs.	16,166.1

Balance at March 31, 2010	2,288,716,360	Rs.	4,577.4	Rs.	223,784.9	Rs.	47,059.1	Rs.	30,359.0	Rs.	(198.7)	Rs.	305,581.7	Rs.	872.5	Rs.	306,454.2

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity		Comprehensive income
	(In millions, except for equity shares)
Balance at March 31, 2010	2,288,716,360	Rs.	4,577.4	Rs.	223,784.9	Rs.	47,059.1	Rs.	30,359.0	Rs.	(198.7)	Rs.	305,581.7	Rs.	872.5	Rs.	306,454.2
Shares issued upon exercise of options	37,412,060		74.8		8,206.8								8,281.6				8,281.6
Share-based compensation					3,407.7								3,407.7				3,407.7
Dividends, including dividend tax							(6,440.9)						(6,440.9)				(6,440.9)
Change in ownership interest in subsidiary					(21.5)								(21.5)		21.5		—
Shares issued to non-controlling interest															113.7		113.7
Transfer to statutory reserve							(9,869.0)		9,869.0
Net income							41,196.9						41,196.9		330.4		41,527.3	Rs.	41,527.3
Unrealized gain reclassified to earnings [net of tax Rs. (320.7)]											(644.8)		(644.8)				(644.8)		(644.8)
Change in the unrealized net loss on available for sale securities, [net of tax Rs. (2,402.1)]											(4,832.9)		(4,832.9)				(4,832.9)		(4,832.9)
Foreign currency translation reserve											(36.1)		(36.1)				(36.1)		(36.1)
Comprehensive income																		Rs.	36,013.5
Comprehensive income attributable to HDFC Bank Limited																				Rs.	35,683.1
Comprehensive income attributable to Noncontrolling interest																					330.4

Total comprehensive income																				Rs.	36,013.5

Balance at March 31, 2011	2,326,128,420	Rs.	4,652.2	Rs.	235,377.9	Rs.	71,946.1	Rs.	40,228.0	Rs.	(5,712.5)	Rs.	346,491.7	Rs.	1,338.1	Rs.	347,829.8

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity		Comprehensive income
	(In millions, except for equity shares)
Balance at March 31, 2011	2,326,128,420	Rs.	4,652.2	Rs.	235,377.9	Rs.	71,946.1	Rs.	40,228.0	Rs.	(5,712.5)	Rs.	346,491.7	Rs.	1,338.1	Rs.	347,829.8
Shares issued upon exercise of options	20,559,850		41.2		5,261.6								5,302.8		-		5,302.8
Share-based compensation					3,887.7								3,887.7				3,887.7
Dividends, including dividend tax							(8,947.6)						(8,947.6)				(8,947.6)
Change in ownership interest in subsidiary					37.5								37.5		(37.5)		—
Shares issued to non-controlling interest													—		12.3		12.3
Transfer to statutory reserve							(13,020.3)		13,020.3				—				—
Net income							49,783.4						49,783.4		224.6		50,008.0	Rs.	50,008.0
Unrealized loss reclassified to earnings [net of tax Rs. 36.5]											76.0		76.0				76.0		76.0
Change in the unrealized net loss on available for sale securities, [net of tax Rs. (782.3)]											(1,829.9)		(1,829.9)				(1,829.9)		(1,829.9)
Foreign currency translation reserve											253.6		253.6				253.6		253.6
Comprehensive income													—				—	Rs.	48,507.7
Comprehensive income attributable to HDFC Bank Limited													—				—			Rs.	48,283.1
Comprehensive income attributable to Noncontrolling interest													—				—				224.6

Total comprehensive income													—				—			Rs.	48,507.7

Balance at March 31, 2012	2,346,688,270	Rs.	4,693.4	Rs.	244,564.7	Rs.	99,761.6	Rs.	53,248.3	Rs.	(7,212.8)	Rs.	395,055.2	Rs.	1,537.5	Rs.	396,592.7
Balance at March 31, 2012	2,346,688,270	US$	92.2	US$	4,805.8	US$	1,960.4	US$	1,046.3	US$	(141.7)	US$	7,763.0	US$	30.2	US$	7,793.2	US$	953.2

*	In terms of local regulations the Bank is required to transfer 25% of its profit after tax (Indian GAAP ) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval

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

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 23.2% of the Bank’s equity as of March 31, 2012. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. One ADS continues to represent three shares.

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

g. Impairment of securities

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. The Bank identifies other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than carrying value and the financial condition and economic prospects of the issuer. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increase and the Bank does not intend to sell the security and it is not more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h. Loans

The Bank grants retail and wholesale loans to customers.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses.

Interest is accrued on the unpaid principal balance and is included in interest income. Loans are placed on “non-accrual” status when interest or principal payments are past due for a specified period, at which time no further interest is accrued and overdue interest is written off against interest income. Interest income on loans placed on non-accrual status is recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are placed on “non-accrual” status when interest or principal payments are one quarter past due.

i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances.

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days past due for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

The Bank also records unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, the Bank stratifies such loans based on the number of days past due and takes into account historical losses for such product, the nature of security available and loan to value ratios. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

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

The Bank’s policy is to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes. Interest income or expenses on overpayments and underpayments of income taxes are included as an element of provision for income taxes.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

p. Stock-based compensation

The fair value of stock-based compensation is estimated on the date of each grant based on a pricing model. For further information, see note 22.

q. Debt issuance costs

Issuance costs of long-term debt are amortized over the tenure of the debt.

r. Earnings per share

Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method, except where the result would be anti-dilutive. The Bank also reports basic and diluted earnings per ADS, where each ADS represents three equity shares. Earnings per ADS have been computed as earnings per equity share multiplied by the number of equity shares per ADS. A reconciliation of the number of shares used in computing earnings per share has been provided in Note 30.

s. Segment information

The Bank operates in three reportable segments, namely retail banking, wholesale banking and treasury services. Segment-wise information has been provided in Note 26.

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

The Bank enters into interest rate swaps for its own account. The Bank also enters into interest rate currency swaps and cross currency interest rate swaps with its customers and typically transfers these off in the inter-bank market. Such contracts are carried on the balance sheet at fair value, or priced using market determined yield curves.

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

Intangible assets consist of branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible and favorable leases. These are amortized over their estimated useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Branch network	6	Straight-line
Customer lists	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	1 to 15	Straight-line

w. Recently adopted accounting standards

In January 2010, FASB issued ASU 2010-06 Improving Disclosures about Fair Value Measurements and Disclosures. This ASU, which requires disclosing the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, was adopted effective April 1, 2010. Additionally, ASU 2010-06 requires disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements for fiscal years beginning after December 15, 2010. The Bank adopted disclosures of the gross purchases, sales, issuance and settlements activity in Level 3 fair value measurements effective April 1, 2011. The adoption of this ASC did not have any impact on the Bank’s consolidated financial position, results of operation and cash flows.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts ("ASU 2010-28") that amends Topic 350, Intangibles—Goodwill and Other, of the FASB Codification. For the reporting units with zero or negative carrying value, an entity is required to perform the goodwill impairment test if it is more likely than not that a goodwill impairment exists. An entity should consider any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Bank adopted ASU 2010-28 from April 1, 2011. Adoption of ASU 2010-28 did not have a material impact on the Bank's consolidated financial position and results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

x. Recently issued accounting pronouncements not yet effective

In April 2011, Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” was issued effective for interim and annual periods beginning on or after June 15, 2011. ASU 2011-02 provides evaluation criteria for whether a restructuring constitutes a troubled debt restructuring. Additional disclosures around the nature and extent of modified finance receivables and their effect on the allowance for loan losses may be required under ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses for finance receivables meeting the definition of a troubled debt restructuring in ASU 2011-02. The adoption of ASU 2011-02 is not expected to have a material impact on the Bank’s consolidated financial position, results of operations and cash flows.

In April 2011, FASB issued new accounting guidance that addresses effective control in repurchase agreements and eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance will be effective on a prospective basis to new transactions or modifications for interim or annual periods beginning on or after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

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

In June 2011, FASB issued new accounting guidance on the presentation of comprehensive income in financial statements. The new guidance removes current presentation options and requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. In December 2011, FASB amended this guidance to defer the changes relating to the presentation of reclassification adjustments out of accumulated other comprehensive income. This new accounting guidance will be effective for interim or annual periods beginning on or after December 15, 2011. Upon adoption of this guidance, the Bank will change the presentation of comprehensive income. The adoption of this guidance will not have any impact on the Bank’s consolidated financial position or results of operations.

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

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (Topic 210). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013 and should be applied retrospectively for all comparative periods presented. The Bank is evaluating the impact this ASU will have on its financial condition and results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2012 have been translated into U.S. dollars at U.S.$1.00 = Rs. 50.89 as published by the Federal Reserve Board of New York on March 30, 2012. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2011 and 2012 include balances of Rs. 221,028.6 million and Rs. 106,841.3 million, respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs.105.5 million (US$ 2.1 million) at March 31, 2012.

5. Investments, held for trading

The portfolio of trading securities as of March 31, 2011 and 2012 was as follows:

	As of March 31, 2011
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	14,222.6	Rs.	63.5	Rs.	0.3	Rs.	14,285.8
Securities issued by Government of India sponsored institutions		848.9		36.2		0.1		885.0
Other corporate/financial institution securities		1,379.8		12.2		—		1,392.0
Deposit Certificates issued by banks		21,628.1		23.1		—		21,651.2

Total debt securities		38,079.4		135.0		0.4		38,214.0
Equity securities		3.0		—		0.1		2.9

Total	Rs.	38,082.4	Rs.	135.0	Rs.	0.5	Rs.	38,216.9

	As of March 31, 2012
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	41,815.4	Rs.	8.8	Rs.	185.3	Rs.	41,638.9
Securities issued by Government of India sponsored institutions		78.1		1.6		—		79.7
State government securities		9,379.0		9.4		9.9		9,378.5
Other corporate/financial institution securities		7,079.8		41.5		6.5		7,114.8
Deposit Certificates issued by banks		18,829.1		3.8		1.4		18,831.5

Total debt securities	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4

Total debt securities	US$	1,516.6	US$	1.3	US$	4.0	US$	1,513.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investments, available for sale

The portfolio of available for sale securities at March 31, 2011 and 2012 was as follows:

	As of March 31, 2011
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	587,417.8	Rs.	113.7	Rs.	8,772.6	Rs.	578,758.9
Securities issued by Government of India sponsored institutions		290.6		6.0		—		296.6
State government securities		252.6		1.2		0.5		253.3
Securities issued by state government sponsored institutions		9.8		—		—		9.8
Credit substitutes (see note 8)		14,526.6		26.1		61.6		14,491.1
Other corporate/financial institution bonds		1,117.8		51.7		0.1		1,169.4
Certificate of Deposit		27,449.2		67.4		49.6		27,467.0

Debt securities, other than asset and mortgage-backed securities		631,064.4		266.1		8,884.4		622,446.1
Mortgage-backed securities		4,565.9		274.5		9.9		4,830.5
Asset-backed securities		831.9		13.9		2.4		843.4
Other securities		584.9		—		—		584.9

Total	Rs.	637,047.1	Rs.	554.5	Rs.	8,896.7	Rs.	628,704.9

Securities with gross unrealized losses							Rs.	558,670.0
Securities with gross unrealized gains								70,034.9

							Rs.	628,704.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2012
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	764,267.2	Rs.	505.2	Rs.	12,432.3	Rs.	752,340.1
Securities issued by Government of India sponsored institutions		376.7		2.3		—		379.0
State government securities		251.8		—		1.6		250.2
Securities issued by state government sponsored institutions		754.9		—		16.8		738.1
Credit substitutes (see note 8)		11,789.8		47.3		36.6		11,800.5
Other corporate/financial institution bonds		219.7		27.3		—		247.0
Certificate of Deposit		27,235.0		29.4		55.2		27,209.2

Debt securities, other than asset and mortgage-backed securities		804,895.1		611.5		12,542.5		792,964.1
Mortgage-backed securities		3,094.3		222.9		6.3		3,310.9
Asset-backed securities		485.3		100.0		—		585.3
Other securities (including mutual funds)		9,557.7		662.4		—		10,220.1

Total	Rs.	818,032.4	Rs.	1,596.8	Rs.	12,548.8	Rs.	807,080.4

Total	US$	16,074.5	US$	31.4	US$	246.6	US$	15,859.3

Securities with gross unrealized losses							Rs.	704,464.5
Securities with gross unrealized gains								102,615.9

							Rs.	807,080.4

							US$	15,859.3

AFS investments of Rs. 579,017.2 million and Rs. 752,595.3 million as of March 31, 2011 and March 31, 2012, respectively, are eligible for placement towards the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions. Of these investments, Rs. 535,694.2 million as of March 31, 2011 and Rs. 544,169.2 million (US$ 10,693.1 million) as of March 31, 2012, respectively, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) , real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer and whether the Bank intends to sell or will be required to sell the security until the forecasted recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 445.5 million, Rs. 186.7 million and Rs. 1,299.2 million (US$ 25.5 million) as other than temporary impairment in fiscal year 2010, 2011 and 2012, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2012 are temporary in nature. The Bank’s review of impairment generally entails:

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

As of March 31, 2011 and March 31, 2012, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2011 was as follows:

	As of March 31, 2011
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In millions)
Government of India securities	Rs.345,334.9	Rs.3,702.2	Rs.187,813.4	Rs.5,070.4	Rs.533,148.3	Rs.8,772.6
State government securities	51.5	0.3	11.5	0.2	63.0	0.5
Securities issued by state government sponsored institutions	—	—	4.9	—	4.9	—
Credit substitutes (see note 8)	9,416.8	61.6	—	—	9,416.8	61.6
Other corporate/financial institution bonds	49.4	0.1	—	—	49.4	0.1
Certificate of Deposit	15,436.0	49.6	—	—	15,436.0	49.6

Debt securities	370,288.6	3,813.8	187,829.8	5,070.6	558,118.4	8,884.4
Mortgage-backed securities	387.1	9.9	—	—	387.1	9.9
Asset-backed securities	164.5	2.4	—	—	164.5	2.4

Total	Rs.370,840.2	Rs.3,826.1	Rs.187,829.8	Rs.5,070.6	Rs.558,670.0	Rs.8,896.7

The gross unrealized losses and fair value of available for sale securities at March 31, 2012 was as follows:

	As of March 31, 2012
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	197,634.4	Rs.	1,424.1	Rs.	479,755.4	Rs.	11,008.2	Rs.	677,389.8	Rs.	12,432.3
State government securities		2.6		0.1		247.5		1.5		250.1		1.6
Securities issued by state government sponsored institutions		733.3		16.8		4.9		—		738.2		16.8
Credit substitutes (see note 8)		6,545.0		31.0		794.3		5.6		7,339.3		36.6
Other corporate/financial institution bonds		—		—		10.0		—		10.0		—
Certificate of Deposit		18,504.3		55.2		—		—		18,504.3		55.2

Debt securities		223,419.6		1,527.2		480,812.1		11,015.3		704,231.7		12,542.5
Mortgage-backed securities		232.8		6.3		—		—		232.8		6.3

Total	Rs.	223,652.4	Rs.	1,533.5	Rs.	480,812.1	Rs.	11,015.3	Rs.	704,464.5	Rs.	12,548.8

Total	US$	4,394.8	US$	30.1	US$	9,448.1	US$	216.5	US$	13,842.9	US$	246.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2012 is set out below:

	As of March 31, 2012
	Amortized Cost	Fair Value	Fair Value
	(In millions)
Within one year	Rs.258,561.4	Rs.258,395.3	US$	5,077.5
Over one year through five years	350,046.1	342,995.9		6,739.9
Over five years through ten years	132,847.7	129,167.7		2,538.2
Over ten years	63,439.9	62,405.2		1,226.3

Total	Rs.804,895.1	Rs.792,964.1	US$	15,581.9

Gross realized gains and gross realized losses from sales of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2010	2011	2012	2012
	(In millions)
Gross realized gains on sale	Rs.5,691.3	Rs.782.6	Rs.87.4	US$	1.7
Gross realized losses on sale	(1,116.4)	(406.9)	(1,402.5)		(27.5)

Realized gains (losses), net	4,574.9	375.7	(1,315.1)		(25.8)
Dividends and interest	33,304.6	40,739.8	56,621.0		1,112.6

Total	Rs.37,879.5	Rs.41,115.5	Rs.55,305.9	US$	1,086.8

7. Investments, held to maturity

There were no HTM securities as of March 31, 2011 and March 31, 2012.

Under Indian GAAP, transfer from an HTM portfolio to an AFS portfolio are permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP and therefore the investment classification made under US GAAP and Indian GAAP varies materially.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2011 and March 31, 2012 were as follows:

	As of March 31,
	2011				2012
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	2,622.2	Rs.	2,584.3	Rs.	4,001.0	Rs.	4,009.5
Commercial paper		11,904.4		11,906.8		7,788.8		7,791.0

Total	Rs.	14,526.6	Rs.	14,491.1	Rs.	11,789.8	Rs.	11,800.5

					US$	231.7	US$	231.9

The fair values of credit substitutes have been analyzed as follows:

	As of March 31,
	2011	2012	2012
	(In millions)
Performing	Rs.14,491.1	Rs.11,800.5	US$	231.9
Impaired—gross balance	106.7	102.8		2.0
Less: amounts provided for other than temporary impairments	106.7	102.8		2.0

Impaired credit substitutes, net	—	—		—

Total credit substitutes, net	Rs.14,491.1	Rs.11,800.5	US$	231.9

Impaired credit substitutes

	As of March 31,
	2011		2012		2012
	(In millions)
Gross impaired credit substitutes:
— on accrual status	Rs.	—	Rs.	—	US$	—
— on non-accrual status		106.7		102.8		2.0

Total	Rs.	106.7	Rs.	102.8	US$	2.0

Gross impaired credit substitutes by industry:
— Textiles & Garments	Rs.	101.7	Rs.	53.1	US$	1.0
— Leather Products		—		24.1		0.5
— Automobile and Auto Ancillary		—		22.0		0.4
— Drugs and Pharmaceuticals		5.0		3.6		0.1

Total	Rs.	106.7	Rs.	102.8	US$	2.0

Average impaired credit substitutes	Rs.	53.4	Rs.	51.4	US$	1.0

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

As of March 31, 2012, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Repurchase and resell agreements

Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2010, 2011 and 2012. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2011 and March 31, 2012 were nil and Rs. 20,868.3 million, respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2011 and March 31, 2012 were Rs. 60,000.0 and Rs. 70,000.0 million, respectively.

10. Loans

Loan balances include Rs. 54,698.1 million and Rs. 64,148.4 million as of March 31, 2011 and March 31, 2012, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2011 and March 31, 2012 were as follows:

	As of March 31,
	2011		2012		2012
	(In millions)
Retail loans:
Auto loans	Rs.	257,670.2	Rs.	310,822.5	US$	6,107.7
Personal loans/ Credit cards		158,283.2		219,137.9		4,306.1
Retail business banking		207,975.5		284,431.5		5,589.1
Commercial vehicle and construction equipment finance		143,962.0		228,751.1		4,495.0
Housing loans		115,322.9		142,897.4		2,808.0
Other retail loans		96,930.8		158,926.4		3,123.0

Subtotal	Rs.	980,144.6	Rs.	1,344,966.8	US$	26,428.9

Wholesale loans	Rs.	668,605.7	Rs.	689,314.4	US$	13,545.2

Gross loans		1,648,750.3		2,034,281.2		39,974.1
Less: Allowance for credit losses		25,894.3		27,906.9		548.4

Total	Rs.	1,622,856.0	Rs.	2,006,374.3	US$	39,425.7

The contractual residual maturity of gross loans as of March 31, 2012 is set out below:

	As of March 31, 2012
	Wholesale loans		Retail Loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	363,954.8	Rs.	442,975.0	Rs.	806,929.8
Over one year through five years		278,063.4		777,220.1		1,055,283.5
Over five years		47,296.2		124,771.7		172,067.9

Total gross loans	Rs.	689,314.4	Rs.	1,344,966.8	Rs.	2,034,281.2

	US$	13,545.2	US$	26,428.9	US$	39,974.1

Gross loans analyzed by performance are as follows:

	As of March 31,
	2011		2012		2012
	(In millions)
Performing	Rs.	1,628,087.9	Rs.	2,015,246.3	US$	39,600.1
Impaired		20,662.4		19,034.9		374.0

Total gross loans	Rs.	1,648,750.3	Rs.	2,034,281.2	US$	39,974.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans as of March 31, 2011 and March 31, 2012.

	As of March 31, 2011
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	1,031.6	Rs.	982.6	Rs.	255,656.0	Rs.	257,670.2
Personal loans/Credit card		1,567.0		1,304.9		155,411.3		158,283.2
Retail business banking		1,377.7		5,126.2		201,471.6		207,975.5
Commercial vehicle and construction equipment finance		871.6		730.2		142,360.2		143,962.0
Housing loans		112.2		448.3		114,762.4		115,322.9
Other retail		2,373.8		2,567.3		91,989.7		96,930.8
Wholesale loans		1,774.3		9,502.9		657,328.5		668,605.7

Total	Rs.	9,108.2	Rs.	20,662.4	Rs.	1,618,979.7	Rs.	1,648,750.3

	As of March 31, 2012
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	1,081.2	Rs.	952.5	Rs.	308,788.8	Rs.	310,822.5
Personal loans/Credit card		1,376.2		1,087.4		216,674.3		219,137.9
Retail business banking		1,801.9		5,015.4		277,614.2		284,431.5
Commercial vehicle and construction equipment finance		2,087.5		1,589.4		225,074.2		228,751.1
Housing loans		81.3		402.1		142,414.0		142,897.4
Other retail		2,434.4		2,264.5		154,227.5		158,926.4
Wholesale loans		1,256.7		7,723.6		680,334.1		689,314.4

Total	Rs.	10,119.2	Rs.	19,034.9	Rs.	2,005,127.1	Rs.	2,034,281.2

Total	US$	198.8	US$	374.0	US$	39,401.3	US$	39,974.1

The Bank has a credit risk mitigating/monitoring mechanism which is comprised of target market definitions, credit approval process, post-disbursement monitoring and remedial management procedures.

For wholesale credit risk in addition to the credit approval process the Bank has an approved framework for the review and approval of credit ratings. Credit Policies and Procedure articulate credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. These are reviewed in detail at annual or more frequent intervals. To ensure adequate diversification of risk, concentration limits have been set up in terms of borrower/business group, industry and risk grading.

For retail credit the policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgment of our senior officers. We mine data on our borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment regularly, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and maintenance of asset quality.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments (see note 2 i). The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated minimum annually.

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2011 and as of March 31, 2012 is given below.

	As of March 31, 2011
	Auto loans		Personal loans/Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Total
	(In millions)
Performing	Rs.	256,687.6	Rs.	156,978.3	Rs.	202,849.3	Rs.	143,231.8	Rs.	114,874.6	Rs.	94,363.5	Rs.	968,985.1
Impaired		982.6		1,304.9		5,126.2		730.2		448.3		2,567.3		11,159.5

Total	Rs.	257,670.2	Rs.	158,283.2	Rs.	207,975.5	Rs.	143,962.0	Rs.	115,322.9	Rs.	96,930.8	Rs.	980,144.6

	As of March 31, 2012
	Auto loans		Personal loans/Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Total
	(In millions)
Performing	Rs.	309,870.0	Rs.	218,050.5	Rs.	279,416.1	Rs.	227,161.7	Rs.	142,495.3	Rs.	156,661.9	Rs.	1,333,655.5
Impaired		952.5		1,087.4		5,015.4		1,589.4		402.1		2,264.5		11,311.3

Total	Rs.	310,822.5	Rs.	219,137.9	Rs.	284,431.5	Rs.	228,751.1	Rs.	142,897.4	Rs.	158,926.4	Rs.	1,344,966.8

	US$	6,107.7	US$	4,306.1	US$	5,589.1	US$	4,495.0	US$	2,808.0	US$	3,123.0	US$	26,428.9

Wholesale Loans

We have in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/impaired. Our model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

	As of March 31,
	2011		2012		2012
	(In millions)
Credit quality indicators - Internally assigned grade and payment activity
Pass	Rs.	658,351.4	Rs.	680,542.4	US$	13,372.8
Labeled		751.4		1,048.4		20.6
Impaired		9,502.9		7,723.6		151.8

Total	Rs.	668,605.7	Rs.	689,314.4	US$	13,545.2

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans. The following table provides details of impaired loans as of March 31, 2011 and March 31, 2012.

	As of March 31, 2011
	Recorded investments		Unpaid principal balance		Related specific allowance		Average Recorded investments		Finance Receivable on Non Accrual Basis
	(In millions)
Retail Loans
Auto loans	Rs.	982.6	Rs.	982.6	Rs.	503.1	Rs.	1,404.0	Rs.	982.6
Personal loans/ Credit card		1,304.9		1,304.9		895.2		1,839.9		1,304.9
Retail business banking		5,126.2		5,126.2		4,396.8		5,007.9		5,126.2
Commercial vehicle and construction equipment finance		730.2		730.2		594.1		1,019.4		730.2
Housing loans		448.3		448.3		237.2		437.2		448.3
Other retail		2,567.3		2,567.3		1,885.9		2,390.4		1,810.5
Wholesale loans		9,502.9		9,502.9		7,577.5		7,863.9		6,321.7

Total	Rs.	20,662.4	Rs.	20,662.4	Rs.	16,089.8	Rs.	19,962.7	Rs.	16,724.4

The Bank holds no recorded impaired loans for which there is no related allowance.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2012
	Recorded investments		Unpaid principal balance		Related specific allowance		Average Recorded investments		Finance Receivable on Non Accrual Basis
	(In millions)
Retail Loans

Auto loans	Rs.	952.5	Rs.	952.5	Rs.	461.7	Rs.	967.6	Rs.	952.5
Personal loans/ Credit card		1,087.4		1,087.4		755.9		1,196.2		1,087.4
Retail business banking		5,015.4		5,015.4		4,542.7		5,070.8		5,015.4
Commercial vehicle and construction equipment finance		1,589.4		1,589.4		978.0		1,159.8		1,589.4
Housing loans		402.1		402.1		269.4		425.2		402.1

Other retail		2,264.5		2,264.5		1,875.3		2,415.9		2,264.5

Wholesale loans		7,723.6		7,723.6		6,433.7		8,613.3		7,099.2

Total	Rs.	19,034.9	Rs.	19,034.9	Rs.	15,316.7	Rs.	19,848.8	Rs.	18,410.5

Total	US$	374.0	US$	374.0	US$	301.0	US$	390.0	US$	361.8

The Bank holds no recorded impaired loans for which there is no related allowance.

Impaired loans by industry as of March 31, 2011 and March 31, 2012 by facility are as follows:

	As of March 31,
	2011		2012		2012
	(In millions)
Gross impaired loans by industry:
—NBFC/Financial Intermediaries	Rs.	2,147.1	Rs.	1,782.7	US$	35.0
—Textiles & Garments		1,410.0		1,430.5		28.1
—Wholesale/Retail Trade		2,616.6		907.5		17.8
—Others (none greater than 5% of impaired loans)		14,488.7		14,914.2		293.1

Total	Rs.	20,662.4	Rs.	19,034.9	US$	374.0

Summary information relating to impaired loans during the years ended March 31, 2010, 2011 and 2012 is as follows:

	Fiscal Year ended March 31,
	2010		2011		2012		2012
	(In millions)
Average impaired loans, net of allowance	Rs.	5,889.8	Rs.	5,007.6	Rs.	4,145.4	US$	81.5
Interest income recognized on impaired loans	Rs.	591.4	Rs.	1,292.5	Rs.	1,668.3	US$	32.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2011 are as follows:

	As of March 31, 2011
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	1,066.6	Rs.	1,650.9	Rs.	3,632.9	Rs.	804.9	Rs.	281.6	Rs.	1,772.6	Rs.	4,610.8	Rs.	8,954.9	Rs.	985.4	Rs.	23,760.6
Write-offs		(1,986.0)		(7,154.6)		(200.2)		(496.0)		(155.5)		(1,185.3)		(668.2)						(11,845.8)
Net allowance for credit losses*		1,422.5		6,398.9		964.1		285.2		111.1		1,298.6		3,634.9		(597.9)		462.1		13,979.5

Allowance for credit losses, end of the period	Rs.	503.1	Rs.	895.2	Rs.	4,396.8	Rs.	594.1	Rs.	237.2	Rs.	1,885.9	Rs.	7,577.5	Rs.	8,357.0	Rs.	1,447.5	Rs.	25,894.3

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	7,577.5	Rs.	—	Rs.	—	Rs.	7,577.5
Allowance collectively evaluated for impairment		503.1		895.2		4,396.8		594.1		237.2		1,885.9		—		8,357.0		1,447.5		18,316.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		9,502.9		—		—		9,502.9
Loans collectively evaluated for impairment		982.6		1,304.9		5,126.2		730.2		448.3		2,567.3		—		968,985.1		659,102.8		1,639,247.4

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 4,357.6 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2012 are as follows:

	As of March 31, 2012
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	503.1	Rs.	895.2	Rs.	4,396.8	Rs.	594.1	Rs.	237.2	Rs.	1,885.9	Rs.	7,577.5	Rs.	8,357.0	Rs.	1,447.5	Rs.	25,894.3	US$	508.8
Write-offs		(1,277.1)		(4,862.7)		(220.6)		(555.8)		(46.3)		(448.7)		(2,818.4)						(10,229.6)		(201.0)
Net allowance for credit losses*		1,235.7		4,723.4		366.5		939.7		78.5		438.1		1,674.6		3,025.5		(239.8)		12,242.2		240.6

Allowance for credit losses, end of the period	Rs.	461.7	Rs.	755.9	Rs.	4,542.7	Rs.	978.0	Rs.	269.4	Rs.	1,875.3	Rs.	6,433.7	Rs.	11,382.5	Rs.	1,207.7	Rs.	27,906.9	US$	548.4

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	6,433.7	Rs.	—	Rs.	—	Rs.	6,433.7	US$	126.4
Allowance collectively evaluated for impairment		461.7		755.9		4,542.7		978.0		269.4		1,875.3		0		11,382.5		1,207.7		21,473.2		422.0
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		7,723.6		—		—		7,723.6		151.8
Loans collectively evaluated for impairment		952.5		1,087.4		5,015.4		1,589.4		402.1		2,264.5		—		1,333,655.5		681,590.8		2,026,557.6		39,822.3

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 4,404.9 million.

The unallocated allowance is assessed at each period end and the increase/(decrease) as the case may be is recorded in the income statement under allowances for credit losses. There is no transfer of amounts to or from the unallocated category to the specific category.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on loans by facility are as follows:

	Fiscal years ended March 31,
	2010		2011		2012		2012
	(In millions)
Wholesale	Rs.	38,902.5	Rs.	56,634.7	Rs.	69,779.9	US$	1,371.2
Retail loans		79,462.0		97,085.0		140,535.8		2,761.6

Total	Rs.	118,364.5	Rs.	153,719.7	Rs.	210,315.7	US$	4,132.8

11. Sales/transfer of receivables

There were no pre-tax gains on securitizations/other transfers that were completed during the years ended March 31, 2010, March 31, 2011 and March 31, 2012. The following table summarizes the cash flows received from customers and paid to SPEs/transferees for sales of performing loans during the years ended March 31, 2010, March 31, 2011 and March 31, 2012:

	Fiscal years ended March 31,
	2010		2011		2012		2012
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	9,967.8	Rs.	7,048.6	Rs.	3,692.6	US$	72.6
Payments made		9,515.3		6,543.9		3,430.3		67.4
Cash flows on retained interests	Rs.	41.5	Rs.	394.0	Rs.	220.4	US$	4.3

Other key disclosures are as follows:

	As of March 31,
	2011		2012		2012
	(In millions)
Transferred receivables with continuing involvement*	Rs.	7,593.5	Rs.	4,985.1	US$	98.0
Delinquencies		352.7		643.6		12.6
Credit losses		282.9		389.3		7.6
Retained interest in sold receivables		359.7		247.9		4.9

*	Includes Rs. 2.4 million held by SPEs as of March 31, 2011 and which is less than Rs 0.1 million as of March 31, 2012.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2011 and March 31, 2012 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2011		2012		2012
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	30.1	Rs.	17.4	US$	0.3
Impact of 20% adverse change		57.0		32.9		0.6
Expected credit losses:
Impact of 10% adverse change		22.3		7.9		0.2
Impact of 20% adverse change		44.5		15.7		0.3

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

The Bank’s portfolio of loans and credit substitute securities is broadly diversified along industry and product lines, and as of March 31, 2011 and 2012 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2011
Category	Gross loans		Fair Values Of Credit Substitutes		Total		%
	(In millions, except percentages)
Wholesale / Retail Trade	Rs.	107,152.2	Rs.	—	Rs.	107,152.2	6.4%
Land Transport		91,140.0		—		91,140.0	5.5
Automotive Manufacturers		76,336.1		2,890.5		79,226.6	4.8
Non-Banking Finance Companies/ Financial Intermediaries		54,241.0		2,611.9		56,852.9	3.3
Activities Allied to Agriculture		49,024.3		—		49,024.3	2.9
Banks and Financial Institutions		45,070.1		—		45,070.1	2.7
Real Estate & Property Services		39,964.8		—		39,964.8	2.4
Iron and Steel		39,203.3		—		39,203.3	2.4
Power		36,646.8		—		36,646.8	2.2
Food and Beverage		34,458.0		—		34,458.0	2.1
Fertilizers & Pesticides		34,157.5		—		34,157.5	2.1
Others (none greater than 2%)		1,041,356.2		8,988.7		1,050,344.9	63.2

Total	Rs.	1,648,750.3	Rs.	14,491.1	Rs.	1,663,241.4	100%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2012
Category	Gross loans		Fair Values Of Credit Substitutes		Total		Total		%
	(In millions, except percentages)
Wholesale / Retail Trade	Rs.	163,202.4	Rs.	—	Rs.	163,202.4	US$	3,207.0	8.0%
Land Transport		129,736.4		—		129,736.4		2,549.3	6.3
Automotive manufacturers		70,078.3		97.0		70,175.3		1,379.0	3.4
Non-Banking Finance Companies/ Financial Intermediaries		47,563.0		5,033.5		52,596.5		1,033.5	2.6
Real Estate & Property Services		47,422.1		—		47,422.1		931.9	2.3
Food and Beverage		46,444.1		—		46,444.1		912.6	2.3
Activities Allied to Agriculture		45,591.8		—		45,591.8		895.9	2.2
Power		44,135.9		—		44,135.9		867.3	2.2
Others (none greater than 2%)		1,440,107.2		6,670.0		1,446,777.2		28,429.5	70.7

Total	Rs.	2,034,281.2	Rs.	11,800.5	Rs.	2,046,081.7	US$	40,206.0	100.0%

The Bank has a geographic concentration of credit risk, with exposure to borrowers based in Western India (including Mumbai), comprising 46.0% and 45.9% of the total loan and credit substitute security portfolio as of March 31, 2011 and March 31, 2012, respectively. While such borrowers are based in Western India they may use the funds provided by the Bank for a variety of uses that may or may not be related to the economy in Western India.

Loan and credit substitute exposures as of March 31, 2011 and 2012 based on the region in which the instruments are originated are as follows (which may be or may not be where funds are used):

	As of March 31, 2011
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	459,750.5	Rs.	14,386.4	Rs.	474,136.9	28.5%
Western region, other than Mumbai		290,496.4		—		290,496.4	17.5
Northern region		398,120.9		—		398,120.9	23.9
Eastern region		73,956.5		—		73,956.5	4.4
Southern region		379,890.6		104.7		379,995.3	22.9
Foreign branch		46,535.4		—		46,535.4	2.8

Total	Rs.	1,648,750.3	Rs.	14,491.1	Rs.	1,663,241.4	100.0%

	As of March 31, 2012
Region of origination	Gross Loans		Fair Values Of Credit Substitutes		Total Exposure		Total Exposure		%
	(In millions, except percentages)
Mumbai	Rs.	537,641.9	Rs.	10,419.7	Rs.	548,061.6	US$	10,769.5	26.8%
Western region, other than Mumbai		391,565.9		—		391,565.9		7,694.4	19.1
Northern region		471,476.2		—		471,476.2		9,264.6	23.0
Eastern region		97,442.5		—		97,442.5		1,914.8	4.8
Southern region		476,871.0		1,380.8		478,251.8		9,397.8	23.4
Foreign branch		59,283.7		—		59,283.7		1,164.9	2.9

Total	Rs.	2,034,281.2	Rs.	11,800.5	Rs.	2,046,081.7	US$	40,206.0	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s exposures to its ten largest borrowers as of March 31, 2012, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, are as follows:

	March 31, 2011						March 31, 2012
	Funded Exposure		Non-Funded Exposure		Total Exposure		Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	65,030.5	Rs.	—	Rs.	65,030.5	Rs.	91,154.8	Rs.	—	Rs.	91,154.8	US$	1,791.2
Borrower 2		33,579.5		24,000.0		57,579.5		24,500.0		28,502.9		53,002.9		1,041.5
Borrower 3		1,209.1		21,672.2		22,881.3		12,761.6		39,387.5		52,149.1		1,024.7
Borrower 4		30,000.0		—		30,000.0		42,500.0		—		42,500.0		835.1
Borrower 5		—		—		—		30,000.0		—		30,000.0		589.5
Borrower 6		30,000.0		—		30,000.0		30,000.0		—		30,000.0		589.5
Borrower 7		418.9		20,813.5		21,232.4		3,650.0		24,205.9		27,855.9		547.4
Borrower 8		—		—		—		24,184.3		14.0		24,198.3		475.5
Borrower 9		—		—		—		22,206.6		—		22,206.6		436.4
Borrower 10		—		—		—		3,229.1		18,381.8		21,610.9		424.7

Information in respect of earlier years is not provided for the above borrowers if they were then not among the top ten exposures as of March 31, 2012.

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2011		2012		2012
	(In millions)
Land and premises	Rs.	10,259.7	Rs.	10,581.7	US$	207.9
Software and systems		7,087.9		8,387.6		164.8
Equipment and furniture		29,451.7		35,138.6		690.5

Property and equipment, at cost		46,799.3		54,107.9		1,063.2
Less: Accumulated depreciation		23,918.1		29,147.0		572.7

Property and equipment, net	Rs.	22,881.2	Rs.	24,960.9	US$	490.5

During the fiscal year ended March 31, 2011, the Bank revised the estimated useful life of point of sale machines and certain information technology servers categorized in equipment and furniture. Depreciation on these assets is charged prospectively over the revised estimated useful lives of these assets. Consequently the net income before noncontrolling interest for the year ended March 31, 2011 was lower by Rs. 390.5 million.

Depreciation and amortization charged for the years ended March 31, 2010, 2011 and 2012 was Rs. 4,133.7 million, Rs. 5,138.6 million and Rs.5,588.7million (US$ 109.8 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the year ended March 31, 2011 and the year ended March 31, 2012. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2011 and March 31, 2012:

	As of March 31, 2011						As of March 31, 2012
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	3,967.4	Rs.	4,367.6	Rs.	8,335.0	Rs.	5,356.0	Rs.	2,979.0	US$	58.5
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		2,520.7		1,893.3		4,414.0		3,406.0		1,008.0		19.8
Favorable leases		543.0		401.0		142.0		543.0		456.0		87.0		1.8

Total		Rs.16,002.0	Rs.	9,599.1	Rs.	6,402.9	Rs.	16,002.0	Rs.	11,928.0	Rs.	4,074.0	US$	80.1

Branch network intangible represents the benefit that the Bank received through the acquisition of a ready branch network from Centurion Bank of Punjab Limited (“CBoP”) as opposed to having to build a new one. The fair value attributable to the branch network intangible is the difference in the present values of the earnings (net of costs) that the Bank would have generated if the Bank had set up its own branches/ATMs (the “Hypothetical New Branch Network Earnings”) and the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”). Similar streams of revenues and operating costs (and therefore profits) from CBoP’s existing customer base and loan portfolio (includes net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the networks. The aforesaid present values to compute the said intangible assets was intended to capture the advantages that the Bank received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative process required to obtaining branch licenses from the Reserve Bank of India (RBI). The Bank calculated the value of the customer list intangible through the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers. The Bank used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source to calculate the core deposit intangible. The valuation of favorable leases intangibles was based on the cost saving to the Bank and future economic benefit until the lease expiry.

The aggregate amortization charged for the years ended March 31, 2010, March 31, 2011 and March 31, 2012 was Rs. 3,769.5 million, Rs. 2,558.6 million and Rs. 2,328.9 million (US$ 45.8 million), respectively.

The estimated amortization expense for intangible assets for each of the five succeeding fiscal years is given in the table below:

	As of March 31,
	2012		2012
	(In millions)
To be amortized during the twelve months ending March 31:
2013	Rs.	2,304.5	US$	45.3
2014		1,538.5		30.2
2015		219.0		4.3
2016		7.0		0.1
2017		3.0		0.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Other assets

Other assets include the following:

	As of March 31,
	2011		2012		2012
	(In millions)
Security deposits for leased property	Rs.	2,812.8	Rs.	3,149.4	US$	61.9
Sundry accounts receivable		6,666.5		7,489.3		147.2
Advance tax (net of provision for taxes)		9,743.7		11,469.1		225.4
Advances		799.0		3,180.4		62.5
Prepaid expenses		1,016.0		1,149.1		22.6
Restricted cash/ securitization margin for credit enhancement and securitized transactions		2,269.2		3,222.9		63.3
Derivatives		75,593.6		133,194.3		2,617.3
Others		16,631.6		28,177.0		553.7

Total	Rs.	115,532.4	Rs.	191,031.5	US$	3,753.9

16. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2011 and 2012 were as follows:

	As of March 31,
	2011		2012		2012
	(In millions)
Interest-bearing:
Savings deposits	Rs.	634,476.8	Rs.	739,974.6	US$	14,540.7
Time deposits		984,806.8		1,272,083.3		24,996.7

Total interest-bearing deposits		1,619,283.6		2,012,057.9		39,537.4
Non-interest-bearing deposits		462,845.4		452,991.7		8,901.4

Total	Rs.	2,082,129.0	Rs.	2,465,049.6	US$	48,438.8

As of March 31, 2011 and March 31, 2012, time deposits of Rs. 760,749.9 million and Rs. 1,001,480.1 million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2011 and March 31, 2012, time deposits in excess of Rs.0.1 million aggregated Rs. 872,241.2 million and Rs.1,177,770.9 million, respectively.

As of March 31, 2012, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2012
	(In millions)
Due to mature in the fiscal year ending March 31:
2013	Rs.	1,001,480.1	US$	19,679.3
2014		225,177.0		4,424.8
2015		15,174.7		298.2
2016		5,777.6		113.5
2017		21,962.6		431.6
Thereafter		2,511.3		49.3

Total	Rs.	1,272,083.3	US$	24,996.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2011 and March 31, 2012 were comprised of the following:

	As of March 31,
	2011		2012		2012
	(In millions)
Borrowed in the call market	Rs.	7,050.6	Rs.	8,693.3	US$	170.8
Term borrowings from institutions/banks		15,609.9		44,850.3		881.4
Foreign currency borrowings		46,598.6		59,099.2		1,161.3
Bills rediscounted		7,427.6		—		—

Total	Rs.	76,686.7	Rs.	112,642.8	US$	2,213.5

Total borrowings outstanding:
Maximum amount outstanding	Rs.	124,092.8	Rs.	286,380.8	US$	5,627.4

Average amount outstanding	Rs.	84,086.3	Rs.	109,900.6	US$	2,159.6

Weighted average interest rate		5.3%		5.2%		5.2%

18. Long-term debt

Long-term debt as of March 31, 2011 and March 31, 2012 was comprised of the following:

	As of March 31,
	2011		2012		2012
	(In millions)
Subordinated debt	Rs.	73,930.5	Rs.	111,056.5	US$	2,182.3
Others		19,356.7		67,310.1		1,322.6

Total	Rs.	93,287.2	Rs.	178,366.6	US$	3,504.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long term debt as of March 31, 2011 and March 31, 2012 and the related contractual rates and maturity dates:

	Years ended March 31,
	2011				2012
	Maturity /Call dates	Stated interest rates	Total		Maturity /Call dates	Stated interest rates	Total		Total
	(In Millions)
Subordinated debt
Lower Tier II
Fixed rate	2011 - 2019	5.90% to 10.70%	Rs.	33,312.0	2014 -2022	5.90% to 10.70%	Rs.	69,810.0	US$	1,371.8
Upper Tier II
Fixed rate	2016 - 2021	8.70% to 10.85%		34,159.0	2016 - 2021	8.70% to 10.85%		34,159.0		671.2
Variable rate	2016 - 2017	LIBOR+1.2		4,459.5	2016 - 2017	LIBOR+1.2		5,087.5		100.0
Perpetual debt	2016 - 2017	9.92%		2,000.0	2016 - 2017	9.92%		2,000.0		39.3
Others
Variable rate—(1)	2011 - 2014	1.15% to 1.91%		5,351.4	2012 -2015	1.41% to 2.30%		31,033.8		609.8
Variable rate—(2)	2012 - 2019	9.60% to 10.0%		11,171.2	2012 -2019	10.50% to 10.85%		10,983.9		215.8
Fixed rate	2011 - 2014	8.75% to 10.5%		2,834.1	2012 -2019	8.00% to 11.50%		25,292.4		497.0

Total			Rs.	93,287.2			Rs.	178,366.6	US$	3,504.9

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2012
	(In millions)
Due in the fiscal year ending March 31:
2013	Rs.	19,687.8	US$	386.9
2014		9,532.2		187.3
2015		33,356.0		655.5
2016		16,020.0		314.8
2017		5,450.0		107.1
Thereafter (1)		92,320.6		1,814.1

Total	Rs.	176,366.6	US$	3,465.7

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended March 31, 2012, the Bank issued subordinated debt qualifying for Upper Tier II capital amounting to nil (previous year Rs. 11,050.0 million). During the year ended March 31, 2012, the Bank issued subordinated debt qualifying for Lower Tier II capital amounting to Rs. 36,500.0 million (previous year nil)

As of March 31, 2011 and March 31, 2012, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 5,351.4 million and Rs.31,033.8 million, respectively, and functional currency borrowings aggregating to Rs. 14,005.3 million and Rs.36,276.3 million, respectively.

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2011		2012		2012
	(In millions)
Bills payable	Rs.	56,361.5	Rs.	54,657.3	US$	1,074.0
Remittances in transit		21,054.9		23,858.1		468.8
Accrued expenses		16,266.8		20,077.9		394.5
New account deposits		5,435.5		4,942.1		97.1
Accounts payable		44,626.7		49,480.2		972.3
Derivatives		74,401.8		127,932.3		2,513.9
Others		14,410.4		15,620.2		307.0

Total	Rs.	232,557.6	Rs.	296,568.1	US$	5,827.6

20. Accumulated other comprehensive income

The cumulative balances included in accumulated other comprehensive income are:

	As of March 31,
	2011		2012		2012
	(In millions)
Net unrealized loss on available for sale securities	Rs.	(5,661.0)	Rs.	(7,414.9)	US$	(145.7)
Foreign currency translation reserve		(51.5)		202.1		4.0

Total	Rs.	(5,712.5)	Rs.	(7,212.8)	US$	(141.7)

21. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2010		2011		2012		2012
	(In millions)
Current income tax expense	Rs.	13,656.7	Rs.	22,905.4	Rs.	26,743.1	US$	525.5
Deferred income tax (benefit) expense*		(1,318.3)		(1,207.1)		(1,950.0)		(38.3)
Interest on income tax refund		—		—		(964.4)		(19.0)

Income tax expense**	Rs.	12,338.4	Rs.	21,698.3	Rs.	23,828.7	US$	468.2

*	Includes deferred income tax benefits on the amortization of intangible assets of Rs. 1,281.3 million, Rs. 919.1 million and Rs.805.1 million for fiscals 2010, 2011 and 2012, respectively.
**	Does not include the deferred tax effects of unrealized gains and losses on available for sale securities that are included in accumulated other comprehensive income of Rs. 2,955.3 million, Rs. 2,402.1 million and Rs.782.3 million for fiscals 2010, 2011 and 2012, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2010		2011		2012		2012
	(In millions)
Net income before taxes	Rs.	37,226.2	Rs.	63,225.6	Rs.	73,836.7	US$	1,450.9
Effective statutory income tax rate		33.99%		33.22%		32.45%		32.45%
Expected income tax expense		12,653.2		21,002.0		23,956.3		470.7
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund		—		—		(651.5)		(12.8)
Permanent differences:
Stock-based compensation		1,217.0		1,132.0		1,268.6		24.9
Income exempt from taxes		(1,529.4)		(650.4)		(981.9)		(19.3)
Effect of change in statutory tax rate		—		106.2		136.7		2.7
Other, net		(2.4)		108.5		100.5		2.0

Income tax expense	Rs.	12,338.4	Rs.	21,698.3	Rs.	23,828.7	US$	468.2

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2011		2012		2012
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	5,935.0	Rs.	6,198.2	US$	121.8
Unrealized loss on securities available for sale		2,771.1		3,553.4		69.8
Investments, others		244.6		693.0		13.6
Employee benefits		1,603.4		1,942.1		38.2
Others		2,148.2		2,432.0		47.9

Deferred tax asset		12,702.3		14,818.7		291.3

Taxable temporary differences:
Property and equipment		993.9		822.6		16.2
Loan origination cost		713.2		1,108.5		21.8
Derivatives		148.6		121.9		2.4
Intangible assets		2,126.9		1,321.8		26.0

Deferred tax liability		3,982.6		3,374.8		66.4

Net deferred tax (asset) liability	Rs.	(8,719.7)	Rs.	(11,443.9)	US$	(224.9)

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income.

The major income tax jurisdiction for the Bank is India.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total unrecognized tax benefit as on March 31, 2011 and March 31, 2012 is Rs.691.3 million and Rs.691.3 million, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
	2011		2012		2012
	(In millions)
Opening balance	Rs.	691.3	Rs.	691.3	US$	13.6
Increase/(decrease) related to prior year tax positions		—		—		—

Closing balance	Rs.	691.3	Rs.	691.3	US$	13.6

The Bank’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs.691.3 million as of March 31, 2012 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

The Bank’s policy is to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes. For the years ended March 31, 2010, 2011 and 2012, no amount was charged as interest and penalty cost to the income statement. The open tax years (first assessment by the tax authorities) is pending from fiscal 2010 onwards.

22. Stock-based compensation

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

On July 6, 2011 and January 18, 2012, the Compensation Committee of the Board approved the grant of a total of 243,750 options (Scheme XVII) and a total of 35,359,500 options (Scheme XVIII) to the employees of the Bank, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Modification of employee stock option schemes

Effective April 1, 2007, the Indian government enacted a Fringe Benefit Tax (“FBT”) on equity compensation. On August 19, 2009, the Indian government abolished the FBT effective April 1, 2009. The FBT was calculated based on the difference between the fair market value as of the vesting date and the exercise price of the equity compensation awards granted to employees. The Bank recovered FBT from its employees, and such recovery was treated as an additional exercise price and was recorded as additional paid-in capital in the consolidated balance sheet. Because the abolition of the FBT resulted in a change in the exercise price of equity-compensation awards granted to its employees, the abolition has therefore been considered as a modification in the terms of grant of ESOPs. Accordingly, all outstanding ESOPs have been fair valued as of August 19, 2009 to determine additional compensation cost, if any. The additional cost charged as on March 31, 2011 and March 31, 2012 on account of this modification aggregated to Rs. 20.9 million and Nil, respectively.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2010	2011	2012
Dividend yield	0.59%-0.69%	0.55%	0.65%-0.70%
Expected volatility	44.68%-49.86%	30.00%	29.35%
Risk-free interest rate	7.32%-7.71%	7.53%-7.62%	8.04%-8.22%
Expected lives	1-4 years	1-4.3 years	1-5.2 years

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted Years ending March 31,
	2010	2011	2012
Options available to be granted, beginning of period*	57,124,500	22,812,500	91,642,000
Equity shares allocated for grant under the plan	—	100,000,000	—
Options granted	(36,341,250)	(32,967,500)	(35,603,250)
Forfeited/lapsed*	2,029,250	1,797,000	1,077,250

Options available to be granted, end of period	22,812,500	91,642,000	57,116,000

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/lapse are not available for re-issue.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2010			2011			2012
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of period	90,977,575	Rs.	195.51	92,347,270	Rs.	241.54	85,924,615	Rs.	325.27
Granted	36,341,250		302.41	32,967,500		440.16	35,603,250		468.67
Exercised	(30,794,715)		180.54	(37,412,060)		221.36	(20,559,850)		257.91
Forfeited	(1,748,025)		254.94	(1,492,250)		328.39	(879,000)		439.76
Lapsed	(2,428,815)		191.97	(485,845)		198.05	(216,275)		199.60

Options outstanding, end of period	92,347,270	Rs.	241.54	85,924,615	Rs.	325.27	99,872,740	Rs.	389.52

Options exercisable, end of period	53,639,770	Rs.	202.11	53,132,115	Rs.	254.36	56,415,090	Rs.	332.53

Weighted average fair value of options granted during the year		Rs.	117.24		Rs.	140.74		Rs.	163.43

The following summarizes information about stock options outstanding as of March 31, 2012:

		As of March 31, 2012
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life Years	Weighted Average Exercise Price
Plan B	Rs. 71.72 to Rs. 219.74 (or US$ 1.41 to US$ 4.32)	1,950,300	1.16	Rs.	207.68
Plan C	Rs. 126.12 to Rs. 219.74 (or US$ 2.48 to US$ 4.32)	3,421,500	0.93		191.41
Plan D	Rs. 219.74 to Rs. 340.96 (or US$ 4.32 to US$ 6.70)	26,489,250	2.12		276.03
Plan E	Rs. 440.16 to Rs. 508.23 (or US$ 8.65 to US$ 9.99)	66,270,250	4.55		455.47
Key ESOP	Rs. 23.20 (or US$ 0.46)	33,595	1.04		23.20
General ESOP	Rs. 88.45 to Rs. 251.72 (or US$ 1.74 to US$ 4.95)	1,707,845	1.88	Rs.	202.65

The intrinsic value of options exercised during the year ended March 31, 2010, 2011 and 2012 was Rs. 798.7 million, Rs. 195.4 million and Rs. 107.2 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2012 was Rs. 654.3 million (previous year Rs. 284.5 million) and Rs. 177.1 million (previous year Rs. 284.5 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 3,580.6 million, Rs. 3,407.7 million and Rs.3,887.7 million during the years ended March 31, 2010, March 31, 2011 and March 31, 2012, respectively. The total compensation cost recognized as on March 31, 2012 included Nil (previous year Rs. 20.9 million), on account of the additional cost of options due to a modification in the terms of issue of certain options in August 2009. As of March 31, 2012, there were 43,457,650 (previous year 32,792,500) unvested options with weighted average exercise price of Rs. 463.5 (previous year Rs.440.2 ) and aggregate intrinsic value of Rs. 477.2 (previous year Nil). As at March 31, 2012, the total estimated compensation cost to be recognized in future periods was Rs.4,917.1 million (previous year Rs. 3,327.8 million). This is expected to be recognized over a weighted average period of 0.9 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. Retirement benefits

Gratuity

In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, resignation, death while in employment or on termination of employment in an amount equivalent to 15 days’ eligible salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by said insurance companies and in respect of certain employees, the Bank makes contributions to a fund set up for the purpose and administered by the board of trustees. The contributions are invested in specific designated instruments as permitted by Indian law. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an actuarial valuation done on March 31 of every year.

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2011 and March 31, 2012:

	As of March 31,
	2011		2012		2012
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	992.0	Rs.	1,360.8	US$	26.7
Service cost		269.5		283.6		5.6
Interest cost		78.0		115.7		2.3
Actuarial(gains)/ losses		103.0		(5.6)		(0.1)
Benefits paid		(81.7)		(91.5)		(1.8)

Projected benefit obligation, end of the period		1,360.8		1,663.0		32.7

Change in plan assets:
Fair value of plan assets, beginning of the period		517.4		660.0		13.0
Expected return on plan assets		23.6		63.1		1.2
Actuarial gains/(losses)		0.1		(9.3)		(0.2)

Actual return on plan assets		23.7		53.8		1.0
Employer contributions		200.6		296.3		5.8
Benefits paid		(81.7)		(91.5)		(1.8)

Fair value of plan assets, end of the period		660.0		918.6		18.0

Funded Status	Rs.	(700.8)	Rs.	(744.4)	US$	(14.7)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs.410.1 million. The accumulated benefit obligation as of March 31, 2011 and March 31, 2012 was Rs. 685.1 million and Rs.937.7 million, respectively. The vested accumulated benefit obligation as on March 31, 2011 and March 31, 2012 was Rs. 502.5 million and Rs.429.3 million, respectively.

Net gratuity cost for the years ended March 31, 2010, 2011 and 2012 was comprised of the following components:

	Fiscal years ended March 31,
	2010		2011		2012		2012
	(In millions)
Service cost	Rs.	209.9	Rs.	269.5	Rs.	283.6	US$	5.6
Interest cost		58.9		78.0		115.7		2.3
Expected return on plan assets		(38.8)		(23.6)		(63.1)		(1.2)
Actuarial (gains)/ losses		(27.3)		102.9		3.7		0.1

Net gratuity cost	Rs.	202.7	Rs.	426.8	Rs.	339.9	US$	6.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2010	2011	2012
	(% per annum)
Discount rate*	8.4	8.2	8.8
Rate of increase in compensation levels of covered employees	8.5	8.5	9.0
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2013	Rs.	108.5
2014		123.7
2015		129.9
2016		153.7
2017		212.5
2018-2022		627.4

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2012.

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2012, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2012
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	56.0%	26.4%	39.4%
Debenture and bonds	36.0%	25.3%	53.2%
Equity securities	6.0%	48.1%	—
Other	2.0%	0.2%	7.4%
Total	100.0%	100.0%	100.0%

* The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2012 are provided separately.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2011 and March 31, 2012:

	As of March 31,
	2011		2012		2012
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	407.0	Rs.	573.8	US$	11.3
Service cost		17.6		15.1		0.3
Interest cost		30.5		46.1		0.9
Actuarial (gains)/losses		188.6		34.4		0.7
Benefits paid		(69.9)		(100.9)		(2.0)

Projected benefit obligation, end of the period		573.8		568.5		11.2

Change in plan assets:
Fair value of plan assets, beginning of the period		387.8		433.5		8.5
Expected return on plan assets		32.8		37.8		0.7
Actuarial gains/(losses)		28.5		(12.9)		(0.3)

Actual return on plan assets		61.3		24.9		0.4
Employer contributions		54.3		153.9		3.0
Benefits paid		(69.9)		(100.9)		(2.0)

Fair value of plan assets, end of the period		433.5		511.4		9.9

Funded Status	Rs.	(140.3)	Rs.	(57.1)	US$	(1.3)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs.62.83 million. The accumulated benefit obligation as of March 31, 2011 and March 31, 2012 was Rs. 393.7 million and Rs.385.6 million, respectively. The vested accumulated benefit obligation as of March 31, 2011 and March 31, 2012 was Rs. 227.9 million and Rs.222.9 million, respectively.

Net pension cost for the year ended March 31, 2010, March 31, 2011 and March 31, 2012 was comprised of the following components:

	As of March 31,
	2010		2011		2012		2012
	(in millions)
Service cost	Rs.	12.1	Rs.	17.6	Rs.	15.1	US$	0.3
Interest cost		27.3		30.5		46.1		0.9
Expected return on plan assets		(30.3)		(32.8)		(37.8)		(0.7)
Actuarial (gains)/losses		37.8		160.1		47.3		1.0

Net pension cost	Rs.	46.9	Rs.	175.4	Rs.	70.7	US$	1.5

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2010	2011	2012
	(% per annum)
Discount rate*	8.4	8.2	8.8
Rate of increase in compensation levels of covered employees	8.5	8.5	9.0
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
(In millions)
2013	Rs.56.1
2014	49.8
2015	25.3
2016	49.5
2017	55.0
2018-2022	303.3

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2012.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities, oil bonds and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits and other benefits as at March 31, 2012 is as follows:

Asset category	Funds managed by trust
Government securities	32.8%
Debenture and bonds	54.4%
Other	12.8%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 33 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2011 and March 31, 2012 are summarized in the table below.

	As of March 31, 2011						As of March 31, 2012
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	178.1	Rs.	—	Rs.	—	Rs.	233.8
Funds managed by insurance company (2)		—		358.9		—		—		437.2		—
Funds managed by trust
— Government securities		—		220.2		—		—		265.3		—
— Debenture and bonds		—		215.1		—		—		410.0		—
— Others		121.2		—		—		83.7		—		—

Total	Rs.	121.2	Rs.	794.2	Rs.	178.1	Rs.	83.7	Rs.	1,112.5	Rs.	233.8

							US$	1.6	US$	21.9	US$	4.6

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2011 and 2012.

	Funds managed by Insurance companies as of March 31,
	2011		2012		2012
	(In millions)
Particular
Opening balance	Rs.	170.1	Rs.	178.1	US$	3.5
Purchases, sales and settlements		8.0		55.7		1.1

Closing balance	Rs.	178.1	Rs.	233.8	US$	4.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 229.7 million, Rs. 258.6 million and Rs. 327.1 million to the superannuation plan for the years ended March 31, 2010, 2011 and 2012, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 6,500, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 810.8 million, Rs. 928.8 million, Rs.1,165.4 million to the provident fund for the years ended March 31, 2010, 2011 and 2012, respectively.

Compensated absences

The Bank provides for unutilized leave balances standing to the credit of each employee at each balance sheet date on an actual basis.

24. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The market and credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Market risk is the exposure created by movements in interest rates and exchange rates during the tenure of the transaction. The extent of market risk affecting such transactions depends on the type and nature of the transaction, the value of the transaction and the extent to which the transaction is uncovered. Credit risk is the exposure to loss in the event of default by counterparties. The extent of loss on account of a counterparty default will depend on the replacement value of the contract at the ongoing market rates.

The Bank uses its pricing models to determine fair values of its derivative financial instruments. These models use market inputs that are observable directly or indirectly except credit risk.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2011 and March 31, 2012, together with the fair values on each reporting date.

	As of March 31, 2011
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,045,524.2	Rs.	18,885.7	Rs.	20,835.1	Rs.	(1,949.4)
Forward rate agreements		614.6		0.6		0.5		0.1
Currency options		358,206.1		5,448.6		5,840.6		(392.0)
Currency swaps		35,368.4		927.5		726.3		201.2
Forward exchange contracts		3,006,909.9		50,331.2		46,999.3		3,331.9

Total	Rs.	5,446,623.2	Rs.	75,593.6	Rs.	74,401.8	Rs.	1,191.8

	As of March 31, 2012
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,352,335.4	Rs.	11,735.6	Rs.	12,353.8	Rs.	(618.2)	US$	46,223.9	US$	(12.1)
Currency options		220,616.6		3,987.7		3,038.8		948.9		4,335.2		18.6
Currency swaps		53,438.4		2,959.3		1,882.0		1,077.3		1,050.1		21.2
Forward exchange contracts		5,648,917.1		114,511.7		110,657.7		3,854.0		111,002.5		75.7

Total	Rs.	8,275,307.5	Rs.	133,194.3	Rs.	127,932.3	Rs.	5,262.0	US$	162,611.7	US$	103.4

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2011		2012		2012
	(In millions)
Interest rate derivatives	Rs.	(1,815.4)	Rs.	(715.9)	US$	(14.1)
Forward rate agreements		(0.1)		(0.1)		—
Currency options		254.8		220.1		4.3
Currency swaps		(721.3)		823.3		16.2
Forward contracts		(1,591.8)		2,461.3		48.4

Total gains/(losses)	Rs.	(3,873.8)	Rs.	2,788.7	US$	54.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case by case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and outstanding range from 1 day to 20 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In terms of FASB ASC 460-10 the Bank has recognized a liability of Rs. 742.2 million and Rs.895.9 million as of March 31, 2011 and March 31, 2012 respectively, in respect of guarantees issued or modified. Based on historical trends, in terms of FASB ASC 450, the Bank has recognized a liability of Rs. 394.1 million and Rs.375.4 million as of March 31, 2011 and March 31, 2012, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2011		2012		2012
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	62,104.7	Rs.	76,921.6	US$	1,511.5
Performance guarantees		54,857.1		59,909.3		1,177.2
Documentary credits		154,406.1		209,182.1		4,110.5
Total	Rs.	271,367.9	Rs.	346,013.0	US$	6,799.2

Estimated fair values:
Guarantees	Rs.	(742.2)	Rs.	(895.9)	US$	(17.6)
Documentary credits		(166.2)		(171.7)		(3.4)

Total	Rs.	(908.4)	Rs.	(1,067.6)	US$	(21.0)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 682,122.0 million as of March 31, 2012. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2011 and March 31, 2012. The estimated fair value amounts as of March 31, 2011 and March 31, 2012 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

Derivatives

See note 24

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of March 31,
	2011				2012
	Carrying Value		Estimated Fair Value		Carrying Value		Estimated Fair Value		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	288,902.1	Rs.	288,902.1	Rs.	188,043.0	Rs.	188,043.0	US$	3,695.1	US$	3,695.1
Term placements		102,049.4		101,982.3		150,096.5		149,900.6		2,949.4		2,945.6
Investments held for trading		38,216.9		38,216.9		77,043.4		77,043.4		1,513.9		1,513.9
Investments available for sale		628,704.9		628,704.9		807,080.4		807,080.4		15,859.3		15,859.3
Securities purchased under agreements to resell		—		—		20,868.3		20,868.3		410.1		410.1
Loans		1,622,856.0		1,626,854.0		2,006,374.3		2,025,336.9		39,425.7		39,798.3
Accrued interest receivable		19,752.6		19,752.6		26,645.5		26,645.5		523.6		523.6
Other assets		97,884.7		96,986.2		161,705.4		160,657.4		3,177.5		3,157.0
Financial Liabilities:
Interest-bearing deposits		1,619,283.6		1,624,611.7		2,012,057.9		2,018,607.1		39,537.4		39,666.1
Non-interest-bearing deposits		462,845.4		462,845.4		452,991.7		452,991.7		8,901.4		8,901.4
Securities sold under repurchase agreements		60,000.0		60,000.0		70,000.0		70,000.0		1,375.5		1,375.5
Short-term borrowings		76,686.7		76,686.7		112,642.8		112,642.8		2,213.5		2,213.5
Accrued interest payable		27,746.0		27,746.0		51,935.9		51,935.9		1,020.6		1,020.6
Long-term debt		93,287.2		94,373.6		178,366.6		181,775.7		3,504.9		3,571.9
Accrued expenses and other liabilities		203,084.2		203,084.2		263,198.8		263,198.8		5,171.9		5,171.9

26. Segment information

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans made to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

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

Summarized segment information for the years ended March 31, 2010, 2011 and 2012:

	Fiscal years ended March 31,
	2010								2011
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income (External)	Rs.	39,284.6	Rs.	41,715.4	Rs.	(68.7)	Rs.	80,931.3	Rs.	57,723.7	Rs.	50,959.5	Rs.	(280.9)	Rs.	108,402.3
Net interest income (Internal)		31,570.0		(31,547.8)		(22.2)		—		30,895.4		(32,113.5)		1,218.1		—
Net interest revenue		70,854.6		10,167.6		(90.9)		80,931.3		88,619.1		18,846.0		937.2		108,402.3
Less: Provision for credit losses		16,586.3		1,607.6		—		18,193.9		5,585.5		4,036.4		—		9,621.9

Net interest revenue, after allowance for credit losses		54,268.3		8,560.0		(90.9)		62,737.4		83,033.6		14,809.6		937.2		98,780.4
Non-interest revenue		30,417.4		5,565.6		6,916.7		42,899.7		39,287.4		6,342.3		1,185.7		46,815.4
Non-interest expense		(59,620.7)		(8,016.4)		(773.8)		(68,410.9)		(70,459.0)		(10,851.2)		(1,060.0)		(82,370.2)

Income before income tax	Rs.	25,065.0	Rs.	6,109.2	Rs.	6,052.0	Rs.	37,226.2	Rs.	51,862.0	Rs.	10,300.7	Rs.	1,062.9	Rs.	63,225.6

Segment assets:
Segment average total assets	Rs.	935,427.3	Rs.	1,023,020.0	Rs.	54,682.5	Rs.	2,013,129.8	Rs.	1,191,386.4	Rs.	1,287,233.9	Rs.	81,336.0	Rs.	2,559,956.3

	Fiscal year ended March 31,
	2012
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income (External)	Rs.	73,157.0	Rs.	52,357.0	Rs.	878.0	Rs.	126,392.0	US$	2,483.6
Net interest income (Internal)		27,856.6		(29,476.0)		1,619.4		—		—
Net interest revenue		101,013.6		22,881.0		2,497.4		126,392.0		2,483.6
Less: Provision for credit losses		6,445.6		1,391.7		—		7,837.3		154.0

Net interest revenue, after allowance for credit losses		94,568.0		21,489.3		2,497.4		118,554.7		2,329.6
Non-interest revenue		46,193.6		7,609.4		(1,207.5)		52,595.5		1,033.5
Non-interest expense		(86,131.7)		(8,146.5)		(3,035.3)		(97,313.5)		(1,912.2)

Income before income tax	Rs.	54,629.9	Rs.	20,952.2	Rs.	(1,745.4)	Rs.	73,836.7	US$	1,450.9

Segment assets:
Segment average total assets	Rs.	1,557,746.6	Rs.	1,423,614.1	Rs.	131,725.3	Rs.	3,113,086.0	US$	61,172.8

F-52.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2011 and March 31, 2012 aggregated Rs. 3,551.2 million and Rs. 3,274.2 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. Some of the provisions of indirect tax laws that have been recently promulgated remain open to interpretations. The Bank estimates the provision for these indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank which are not acknowledged as debts as of March 31, 2012 aggregated to Rs. 3,120.7 million (previous year Rs. 1,538.9 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of March 31,
	2010	2011	2012	2012
	(In millions)
The total minimum lease payments during the year recognized in the consolidated statement of income	Rs. 4,066.6	Rs. 4,630.7	Rs. 5,382.0	US$	105.8
Sub-lease income recognized in the consolidated statement of income	Rs. 139.3	Rs. 181.3	Rs. 241.7	US$	4.7

The future minimum lease payments as of March 31, 2012 were as follows:

Year ending March 31,	Payments
	(In millions)
2013	Rs.	5,152.0	US$	101.2
2014		4,774.5		93.8
2015		4,489.7		88.2
2016		4,217.3		82.9
2017		3,949.1		77.6
Thereafter		7,311.3		143.7

Total	Rs.	29,893.9	US$	587.4

The future minimum lease payments expected to be received under non-cancellable sub leases as of March 31, 2011 and March 31, 2012 were Rs. 742.8 million and Rs. 664.7, respectively.

Reward points

The movement in provision for credit card and debit card reward points as of March 31, 2011 and March 31, 2012 is as follows:.

	As of March 31,
	2011		2012		2012
	(In millions)
Opening provision of reward points	Rs.	340.0	Rs.	593.3	US$	11.7
Provision made during the year		470.7		551.0		10.8
Utilization/ write back of provision		(183.7)		(221.0)		(4.3)
Effect of change in rate of accrual of reward points		17.8		(65.3)		(1.3)
Effect of change in cost of reward points		(51.5)		—		—

Closing provision of reward points	Rs.	593.3	Rs.	858.0	US$	16.9

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

Balances payable to related parties are as follows:

	As of March 31,
	2011						2012
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	6,600.2	Rs.	1,805.4	Rs.	8,405.6	Rs.	13,477.8	Rs.	3,239.6	Rs.	16,717.4	US$	328.5
Balances in interest- bearing deposits		9,598.0		210.6		9,808.6		7,629.9		512.9		8,142.8		160.0

Total	Rs.	16,198.2	Rs.	2,016.0	Rs.	18,214.2	Rs.	21,107.7	Rs.	3,752.5	Rs.	24,860.2	US$	488.5

Balances receivable from related parties are as follows:

	As of March 31,
	2011						2012
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	286.4	Rs.	286.4	US$	5.6
Other assets		84.4		599.8		684.2		54.5		838.2		892.7		17.6

Total	Rs.	84.4	Rs.	599.8	Rs.	684.2	Rs.	54.5	Rs.	1,124.6	Rs.	1,179.1	US$	23.2

Purchase of property and equipment from related parties for the years ended March 31, 2011 and 2012 were nil. Purchase and sale of investments from others for the year ended March 31, 2012 were Rs. 239.7 million (previous year Rs.238.6 million) and Rs. 4,585.2 million (previous year Rs. 239.1 million), respectively.

Included in the determination of net income are the following significant transactions with related parties:

	March 31,
	2010						2011						2012
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	769.0	Rs.	5,908.8	Rs.	6,677.8	Rs.	807.2	Rs.	7,948.6	Rs.	8,755.8	Rs.	838.7	Rs.	6,200.0	Rs.	7,038.7	US$	138.3
Interest and Dividend revenue		—		25.8		25.8		—		45.0		45.0		—		14.2		14.2		0.3
Non-interest expense-Administrative and other		—		(570.0)		(570.0)		—		(327.9)		(327.9)		—		(366.4)		(366.4)		(7.2)
Non-interest expense-Premises and equipment		(8.5)		(13.7)		(22.2)		(17.3)		(12.6)		(29.9)		(16.9)		(12.6)		(29.5)		(0.6)

Other transactions with principal owners are as follows:

During the years ended March 31, 2011 and March 31, 2012, the Bank purchased “AAA” rated home loans aggregating Rs.43,789.7 million and Rs. 49,776.2 million, respectively. Dividends paid to HDFC Limited during the years ended March 31, 2011 and 2012 were Rs.943.7 million and Rs. 1,297.6 million, respectively. The Bank also enters into foreign exchange and derivative transactions with HDFC Ltd. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2012 was Rs.2,500.0 million (previous year Rs.2,500.0 million) and Rs.107.3 million (previous year Rs.65.8 million), respectively.

On June 2, 2008 HDFC Limited subscribed to the preferential offer of 131,001,100 warrants convertible into 131,001,100 equity shares of HDFC Bank Limited at a price of Rs. 306.03 per equity share. The allotment was in terms of the SEBI guidelines. During the year ending March 31, 2010, HDFC Limited exercised its right to convert the above warrants into equity shares and the Bank received an amount of Rs. 36,080.6 million from HDFC Limited.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Regulatory capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position. As per the RBI’s prudential norms on capital adequacy under the
Basel I framework (Basel I), the Bank is required to maintain a Capital to Risk- weighted Asset Ratio of a minimum of 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on ‘Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework’ (Basel II). The Bank has migrated to the new framework effective March 31, 2009. Under the Basel II guidelines, the Bank is required to maintain a minimum Capital to Risk-weighted Asset Ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by the Bank as on March 31, 2012 is subject to a prudential floor, which is the higher of the following amounts:

a)	Minimum capital required as per the new framework (Basel II); or

b)	80% of the minimum capital required to be maintained as per the Basel I framework.

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II frameworks, are as follows:

	Basel I, as of March 31,						Basel II, as of March 31,
	2011		2012		2012		2011		2012		2012
			(In millions)				(In millions)
Tier 1 capital	Rs.	237,704.1	Rs.	281,135.6	US$	5,524.4	Rs.	237,183.5	Rs.	280,674.9	US$	5,515.3
Tier 2 capital		77,438.1		118,989.7		2,338.2		77,438.1		118,989.7		2,338.2

Total capital	Rs.	315,142.2	Rs.	400,125.3	US$	7,862.6	Rs.	314,621.6	Rs.	399,664.6	US$	7,853.5

Total risk-weighted assets and contingents	Rs.	2,057,206.2	Rs.	2,547,642.9	US$	50,061.8	Rs.	1,939,602.6	Rs.	2,418,963.2	US$	47,533.2

Capital ratios of the Bank:
Tier 1		11.56%		11.04%				12.23%		11.60%
Total capital		15.32%		15.71%				16.22%		16.52%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%				6.00%		6.00%
Total capital		9.00%		9.00%				9.00%		9.00%

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2012 cannot exceed 35% of net income of Rs.51,670.9 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2010, 2011 and 2012 were Rs. 2.60, Rs. 3.30 and Rs. 4.30 per equity share, respectively.

30. Earnings per equity share

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs. 10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three shares.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 16,413,932 and 8,968,251 were excluded from the calculation of diluted earnings per share for the years ended March 31, 2011 and March 31, 2012, respectively, as these were anti-dilutive for the years.

	As of March 31,
	2010	2011	2012
Weighted average number of equity shares used in computing basic earnings per equity share	2,182,197,865	2,309,042,936	2,336,704,062
Effect of potential equity shares for stock options outstanding	27,045,525	32,879,357	20,643,197

Weighted average number of equity shares used in computing diluted earnings per equity share	2,209,243,390	2,341,922,293	2,357,347,259

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2010		2011		2012		2012
Basic earnings per share	Rs.	11.26	Rs.	17.84	Rs.	21.30	US$	0.42
Effect of potential equity shares for stock options outstanding		0.14		0.25		0.18		0.01

Diluted earnings per share	Rs.	11.12	Rs.	17.59	Rs.	21.12	US$	0.41

Basic earnings per ADS	Rs.	33.78	Rs.	53.52	Rs.	63.90	US$	1.26
Effect of potential equity shares for stock options outstanding		0.42		0.75		0.54		0.01

Diluted earnings per ADS	Rs.	33.36	Rs.	52.77	Rs.	63.36	US$	1.23

31. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-banking financial company and a subsidiary of the Bank. As at March 31, 2012, the stake-holding of the Bank in HDBFSL was 97.6%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2012 the Bank holds a 63.1% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2012, HDFC Bank Ltd. and its subsidiaries hold 59.0% of the equity interests of ADFC. Members of the Bank’s management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

HBL Global Private Ltd (“HBL”) is a subsidiary of ADFC which holds 98.0% of its equity. HBL provides direct sales support for certain products of the Bank. The financial statements of HBL are consolidated.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates as at March 31, 2012:

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

Note: During the fiscal 2012, we sold our entire stake held in Centillion Solutions and Services Private Limited and it ceased to be our affiliate.

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/ (decrease) in the carrying value in these companies was Rs.61.6 million in fiscal 2012 (previous year Rs. (45.8) million). This is included under non-interest revenue—other, net.

33. Fair value measurement

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

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use, as inputs, such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.

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

Held to maturity securities: There were no HTM securities as of March 31, 2011 and March 31, 2012.

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 588.1 million on a recurring basis as of March 31, 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)
			(In millions)
Trading account securities	Rs.	38,216.9	Rs.	2.9	Rs.	38,214.0
Securities Available-for-Sale		628,116.8		874.0		627,242.8

Total	Rs.	666,333.7	Rs.	876.9	Rs.	665,456.8

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 578.8 million on a recurring basis as of March 31, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)
			(In millions)
Trading account securities	Rs.	77,043.4	Rs.	—	Rs.	77,043.4
Securities Available-for-Sale		806,501.6		673.4		805,828.2

Total	Rs.	883,545.0	Rs.	673.4	Rs.	882,871.6

		US$17,361.8	US$	13.2	US$	17,348.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There have been no transfers between level 1 and 2 for the years ended March 31, 2011 and March 31, 2012.

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Derivative assets	Rs.	133,194.3	Rs.	—	Rs.	133,194.3	Rs.	—
Derivative liabilities	Rs.	127,932.3	Rs.	—	Rs.	127,932.3	Rs.	—

34. Subsequent events

In the meeting of Board of Directors of the Bank held on April 18, 2012, the Board recommended a dividend of Rs. 4.30 per share, which has been subsequently approved by the shareholders in their Annual General Meeting held on July 13, 2012. The total amount of dividend of Rs. 11,772.5 million including tax on distributed profits was paid subsequent to July 13, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashi Jagdishan
Name: Sashi Jagdishan
Title: Head Finance

Date: July 27, 2012

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011))

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.2	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718)

2.3	Amendment number 1, to the Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to F-6 filed on July 13, 2011) (Registration No. 333-13718)

4.1	Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101*	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2012 is formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.*

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.

*	Furnished herewith