Form 20-F
period 2013-03-31
HDFC BANK LTD
filed 2013-07-29
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

Equity Shares, as of March 31, 2013              2,379,419,030

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Exchange Rates and Certain Defined Terms	1
		Risk Factors	23
		Selected Financial and Other Data	49
Item 4	Information on the Company	Business	3
		Selected Statistical Information	52
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	71
		Principal Shareholders	113
		Related Party Transactions	114
		Supervision and Regulation	121
Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	71
		Merger of Centurion Bank of Punjab	78
Item 6	Directors, Senior Management and Employees	Business—Employees	22
		Management	97
		Principal Shareholders	113
Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	113
		Management—Loans to Members of our Senior Management	106
		Related Party Transactions	114
Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-1
		Business—Legal Proceedings	22
Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	35
		Restrictions on Foreign Ownership of Indian Securities	143
Item 10	Additional Information	Management	97
		Description of Equity Shares	37
		Dividend Policy	48
		Taxation	116
		Supervision and Regulation	121
		Exchange Controls	141
		Restrictions on Foreign Ownership of Indian Securities	143
		Additional Information	145
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	17
		Selected Statistical Information	52
Item 12	Description of Securities Other than Equity Securities	Not Applicable
Item 12D	ADSs fee disclosure	Description of American Depository Shares—Fees and Charges for Holders of American Depository Shares	44

ii

	Item Caption	Location	Page
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Controls and Procedures	107
		Management’s Report on Internal Control Over Financial Reporting	146
		Report of Independent Registered Public Accounting Firm	147
Item 16A	Audit Committee Financial Expert	Management—Audit and Compliance Committee Financial Expert	108
Item 16B	Code of Ethics	Management—Code of Ethics	108
Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	109
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Item 16F	Changes in or disagreements with accountants	Not Applicable
Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	109

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

Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences insofar as they relate to us include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes.

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

During fiscal 2009, the rupee came under strong selling pressure on account of the sub-prime crisis and global risk aversion which led to a portfolio outflows. The INR managed to recover somewhat in fiscal 2010 in line with the pickup in the domestic economy and improvement in global risk appetite. In fiscal 2011, the rupee was range bound as capital flows just about managed to balance the drag from external debt servicing and import payments. However, in fiscal year 2012, the INR depreciated coming under strain amidst a widening current account deficit, thin capital inflows and rising global uncertainty spurred by lingering financial and economic instability in Europe and the USA. During fiscal 2013, the INR came under sustained selling pressure driven by growing anxiety about domestic growth prospects, concerns about the elevated current account deficit and global risk aversion (the high and low during fiscal 2013 was Rs. 57.13 per US$ and Rs. 50.64 per US$ respectively). The Indian rupee has fallen significantly against the U.S. dollar, from 54.52 rupees per U.S. dollar at March 29, 2013 to 59.37 rupees per U.S. dollar at July 19, 2013, a depreciation of 8.9%. The recent sharp decline was caused mainly by the increasing strength of the U.S. dollar, however India was particularly affected because of continued concerns about its domestic growth prospects, elevated current account deficit and global risk aversion.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in The City of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2009	50.87	45.84	51.96	39.73
2010	44.95	47.39	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	47.81	53.71	44.00
2013	54.52	54.36	57.13	50.64

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
January 2013	53.32	54.23	55.20	53.21
February 2013	54.37	53.81	54.47	52.99
March 2013	54.52	54.42	54.92	54.06
April 2013	53.68	54.32	54.91	53.68
May 2013	56.50	54.98	56.50	53.65
June 2013	59.52	58.38	60.70	56.43

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 54.52 on March 29, 2013. The noon buying rate on July 19, 2013 was Rs. 59.37 per US$1.00.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, any penalties imposed by the RBI, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, any downgrade in India’s debt rating or the debt rating of our borrowings, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors”.

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

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2013, we expanded our operations from 761 branches and 1,977 Automated Teller Machines (ATMs) in 327 cities/towns to 3,062 branches and 10,743 ATMs in 1,845 cities/towns. During the same five year period, our customer base increased from 11.6 million customers to 28.7 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 1,508.0 billion as of March 31, 2008 to Rs. 4,370.9 billion as of March 31, 2013. Our net income has increased from Rs. 13.2 billion for fiscal 2008 to Rs. 61.8 billion for fiscal 2013.

We acquired Centurion Bank of Punjab Limited (CBoP) in 2008. Our shareholders approved the acquisition on March 27, 2008, and it became effective May 23, 2008. The primary purpose of the acquisition was to realize potential synergies and growth opportunities. We acquired over two million customers, approximately Rs. 266,834.6 million in assets and assumed approximately Rs. 239,003.1 million in liabilities. The fair value of the net assets we acquired was Rs. 27,831.5 million on the date we acquired CBoP, which resulted in goodwill of Rs. 74,937.9 million.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. It was a challenging year for the Indian economy with lingering concerns over global growth prospects and financial stability weighing on external demand and international funding. Further, local headwinds such as elevated inflation and policy impediments to investment exacerbated the impact of a shaky global environment on domestic growth. As a result, GDP growth decreased to 5.0% in fiscal 2013 from 6.2% in fiscal 2012 and 9.3% in fiscal 2011. While the government and the RBI have enacted policies to contain this decrease, their impact is not yet evident. In particular, the government has adopted an approach of fiscal consolidation. The RBI, on the other hand, had adopted an approach of measured policy easing in fiscal 2013 but it was forced to reverse its stance to combat the recent episode of excessive INR depreciation between May and July 2013. To temper the pace of depreciation, the RBI initiated measures aimed primarily to tighten onshore liquidity in order to push domestic money market rates higher so as to attract inflows into the bond markets and subsequently provide some support to the exchange rate. While growth is likely to remain subdued and the current account deficit is likely to reduce from 4.8% of GDP in fiscal year 2013 to 3.8% of GDP in fiscal year 2014, the RBI is unlikely to ease monetary policy at least until there is clear evidence of stability in the INR. On balance, a normal monsoon and some traction in government capital expenditure could result in only a modest improvement in GDP growth from 5.0% in fiscal year 2013 to 5.5% in fiscal year 2014.

Notwithstanding our pace of growth, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2013, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.2% of net customer assets. In addition, our net customer assets represented 86.2% of our customer deposits and customer deposits represented 67.7% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 44.3% of total deposits for fiscal 2013. These low-cost deposits and the cash float associated with our transactional services, led to an average cost of funds including equity for fiscal 2013 of 5.2%.

We are part of the HDFC group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and other insurance. HDFC Limited and its subsidiaries owned 22.8% of our outstanding equity shares as of March 31, 2013. Our Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of our shareholders and the Reserve Bank of India (RBI). Mr. Keki Mistry—Vice Chairman and Chief Executive Officer of HDFC Limited, and Mrs. Renu Karnad – Managing Director of HDFC Limited are members of our Board of Directors. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited respectively and mutual funds of HDFC Asset Management Company Limited.

We had a cash outflow of approximately Rs. 5.8 billion, Rs. 7.9 billion and Rs. 10.0 billion in fiscals 2011, 2012 and 2013, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 5.8 billion in fiscal 2014. This budgeted amount includes Rs. 0.8 billion to expand our branch and back office network, Rs. 0.5 billion to expand our Electronic Data Capture terminal network and Rs. 4.3 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

We have two subsidiaries as per local laws: HDFC Securities Limited (“HSL”) and HDB Financial Services Limited (“HDBFSL”). HSL is primarily in the business of providing brokerage services through the internet and other channels. HDBFSL is a non-deposit taking non-bank finance company (“NBFC”). We have consolidated the financial statements of Atlas Documentary Facilitators Company Private Ltd. (“ADFC”), which provides back office transaction processing services, in our U.S. GAAP financial statements.

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

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

Our use of technology

We continue to make substantial investments in our technology platform and systems and expand our electronically linked branch network. Our Bank’s direct banking platforms continue to be stable and robust, supporting increasing transaction volumes as customers adopt newer self-service technologies.

We have seamlessly upgraded our switch platform which is at the heart of the Bank’s ATM, point of sale and interactive voice response networks. Many additional services have now been made available on our Bank’s NetBanking platform, which will enhance usage. The NetBanking services can now be accessed on a wide variety of commonly available handheld phones and devices. With the implementation of micro-ATMs, our Bank has leveraged technology to enable business in the under-banked and unbanked areas, while addressing financial inclusion mandates.

We have initiated a program to upgrade the retail core banking system to the latest technology platform and this is expected to be completed in fiscal 2014. The new retail core banking system, deployed on a more robust and available platform, has also enabled the Bank to provide additional features to its customers and respond faster to business and market needs.

Live switch-over and switch-back drills of major IT applications have been completed, as part of our Bank’s Business Continuity and Disaster Recovery management strategy, thereby enhancing our Bank’s readiness in responding to emergency situations.

We deliver high quality service with superior execution

We continued to improve Service Quality (SQ) across various customer contact points, including retail branches, ATMs and phone banking. With a view to ensure comprehensive improvement, we have extended SQ initiatives to the back office support functions as well. Our SQ team’s responsibilities include workplace organization, lobby management, handling of complaints, turn-around times and compliance with the Bank’s internal processes as well as regulatory processes pertaining to customer service. We have also improved training and skill development programs to enable employees to deliver a higher quality of customer service. We have also integrated certain technology platforms to provide a seamless and smooth service experience to our customers, for example, the complaints management CRM system has been integrated with the core CRM system. We also plan to integrate the client service portal (online tracking mechanism of deliverables) with the core CRM system. Through intensive training of our staff and the use of our technology platform, we believe, we deliver efficient service with rapid response time. Our focus on knowledgeable and personalized service, we believe, draws customers to our products and increases existing customer loyalty.

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

We have taken various steps to improve the effectiveness of our grievance redressal mechanism across our delivery channels. We periodically review the effectiveness of our overall customer service initiatives and grievance handling in particular at different levels within the Bank including at the Board level.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was 0.8% as of March 31, 2013 and our net non-performing assets amounted to 0.2% of net customer assets. In addition, we have restructured the payment terms of certain loans. As of March 31, 2013, these represented 0.1% of our gross customer assets. We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging on our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. During fiscal 2013, our average cost of funds (including equity) was 5.2%.

Focus on high earnings growth with low volatility

Our net income has grown at a compounded average rate of 36.3% during the five-year period ended March 31, 2013. We intend to maintain our focus on steady earnings growth through conservative risk management techniques and low-cost funding. In addition, we aim not to rely heavily on volatile streams of income such as those from trading and other big ticket fees (such as those from investment banking) so as to maintain earnings growth.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31,
	2011			2012			2013
	(in millions, except percentages)
Retail banking	Rs.	122,321.0	84.0%	Rs.	140,761.6	82.2%	Rs.	173,367.6	US$	3,179.9	82.7%
Wholesale banking		21,151.9	14.5%		29,098.7	17.0%		32,100.7		588.8	15.3%
Treasury operations		2,122.9	1.5%		1,289.9	0.8%		4,097.6		75.1	2.0%

Net revenue	Rs.	145,595.8	100.0%	Rs.	171,150.2	100.0%	Rs.	209,565.9	US$	3,843.8	100.0%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of upper and middle income individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes, which together account for more than a third of our total retail banking loans. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower income individuals through our Sustainable Livelihood Initiative (“SLI”). Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population.

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

As of March 31, 2013, we had 3,062 branches and 10,743 ATMs in 1,845 cities/towns. We also provide telephone banking, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 68.1 % of our gross loans of which 21.1% were unsecured as of March 31, 2013. Apart from our branches, we use our ATM screens and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for the making of payments. However, unsecured personal loans are still a greater credit risk for us than our secured loan portfolio because they are not supported by any collateral. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher loan yield since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors— Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the value and share of our retail credit products:

	At March 31, 2013 Value				% of Total Value
	(in millions)
Retail Loans:
Auto loans	Rs.	365,974.3	US$	6,712.7	21.1%
Personal loans / Credit Cards		289,691.1		5,313.5	16.7%
Retail business banking		399,623.1		7,329.8	23.0%
Commercial vehicle and construction equipment finance		274,074.4		5,027.0	15.8%
Housing loans		168,048.6		3,082.3	9.7%
Other Retail Loans		232,092.2		4,257.0	13.3%

Total retail loans		1,729,503.7		31,722.3	99.6%
Mortgage-backed securities		2,475.0		45.4	0.1%
Asset-backed securities		5,128.7		94.1	0.3%

Total retail assets	Rs.	1,737,107.4	US$	31,861.8	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

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

We also offer credit cards from the VISA and MasterCard stable, including gold, silver, corporate, platinum, titanium, signature, infinite, regalia, superia and world credit cards. We had approximately 6.4 million cards outstanding as of March 31, 2013, as against 5.6 million as of March 31, 2012.

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

Housing Loans

We provide home loans through an arrangement with HDFC Limited. Under this arrangement we sell loans provided by HDFC Limited through our branches. HDFC Limited approves and disburses the loans, which are kept on in their books, and we receive a sourcing fee for these loans. We have an option but not an obligation to purchase up to 70% of the fully disbursed home loans sourced under this arrangement through either the issue of mortgage backed pass through certificates (“PTCs”) or a direct assignment of loans. The balance will be retained by HDFC Limited.

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

Sale/Transfer of Receivables

We enter into assignment transactions from time to time, which are similar to asset-backed securitization transactions through the special purpose entity (SPE) route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. We also securitize our retail loan receivables through independent SPEs. In respect of these transactions, recourse is in the form of our investment in subordinated securities issued by SPEs, cash collateral and other credit and liquidity enhancements. In fiscals 2012 and 2013, we did not sell any performing loans.

Sustainable Livelihood Initiative

Our SLI targets lower income individuals to finance their economic activity, and also provide skill training, credit counseling, and market linkages for better price discovery. Through this initiative we reach out to the un-banked and under-banked segments of the Indian population.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 75.0% of our total deposits as of March 31, 2013. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2013
	Value (in millions)				% of total	Number of accounts (in thousands)	% of total
Savings	Rs.	859,272.7	US$	15,760.7	38.8%	17,574	71.5%
Current		300,952.1		5,520.0	13.6%	2,236	9.1%
Time		1,056,589.6		19,379.9	47.6%	4,763	19.4%
Total	Rs.	2,216,814.4	US$	40,660.6	100.0%	24,573	100.0%

Our individual retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to internet and phone banking services, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:

•	Savings accounts, which are demand deposits, primarily for individuals and trusts.

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

Other Retail Services and Products

Debit Cards

We had around 15.8 million debit cards outstanding as of March 31, 2013 as compared to 14.1 million as of March 31, 2012. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

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

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2013, these accounts constituted approximately 44% of our total retail savings accounts by number and approximately 29% of our retail savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 291.8 billion as of March 31, 2013.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services is comprised of upper and middle income individuals and high net worth customers. As of March 31, 2013, around 14% of our retail deposit customers contributed approximately 71% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

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

Wholesale Banking

Overview

We provide our corporate and institutional clients a wide array of commercial banking products and transactional services.

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

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short-term loans and medium-term loans which are typically loans of up to five years in duration. More than 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.

We also purchase credit substitutes, which are typically comprised of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and we bear the same customer risk as we do for loans extended to these customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer.

The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify commercial paper and debentures as credit substitutes (which in turn are classified as investments).

	As of March 31,
	2011		2012		2013		2013
	(in millions)
Gross commercial loans	Rs.	668,605.7	Rs.	689,314.4	Rs.	808,742.1	US$	14,833.9

Credit substitutes:
Commercial paper	Rs.	11,906.8	Rs.	7,791.0	Rs.	39,802.6	US$	730.1
Non-convertible debentures		2,584.3		4,009.5		6,820.0		125.0

Total credit substitutes	Rs.	14,491.1	Rs.	11,800.5	Rs.	46,622.6	US$	855.1

Gross commercial loans plus credit substitutes	Rs.	683,096.8	Rs.	701,114.9	Rs.	855,364.7	US$	15,689.0

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2013, approximately 72.9% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 219.0 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

We price our loans based on a combination of our own cost of funds, market rates, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate, the pricing is based on a margin that depends on the credit assessment of the borrower. We are required to follow the Base Rate System while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2011		2012		2013		2013
	(in millions)
Bill collection	Rs.	1,968,026.5	Rs.	3,466,005.7	Rs.	3,857,516.1	US$	70,754.1
Documentary credits		429,856.9		653,828.7		598,307.0		10,974.1
Bank guarantees		133,783.9		199,600.1		245,625.5		4,505.2

Total	Rs.	2,531,667.3	Rs.	4,319,434.5	Rs.	4,701,448.6	US$	86,233.4

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2011, 2012 and 2013, together with the fair values on each reporting date:

	As of March 31,
	2011				2012				2013				2013
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	168,279.9	Rs.	500.0	Rs.	399,622.3	Rs.	1,496.4	Rs.	372,123.4	Rs.	381.9	US$	6,825.4	US$	7.0
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	454,323.6	Rs.	1,138.4	Rs.	433,469.2	Rs.	8,346.0	Rs.	499,620.6	Rs.	4,216.5	US$	9,164.0	US$	77.3

Investment banking

Our investment banking group has made progress in both the debt and equity capital markets business. We added a corporate finance and advisory team during fiscal 2013. We believe we are now well positioned to offer the entire gamut of investment banking services to our clients. We also focus on loan syndication in telecommunications, roads, financial services and other sectors.

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

Wholesale Deposit Products

As of March 31, 2013, we had wholesale deposits aggregating over Rs. 743.7 billion, which represented 25.1% of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 1.5 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits. With effect from April 1, 2013, the RBI increased the above threshold of Rs. 1.5 million to Rs. 10.0 million.

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

Clearing Bank Services for Stock and Commodity Exchanges

We serve as a cash-clearing bank for major stock and commodity exchanges in India, including the National Stock Exchange of India Limited (“National Stock Exchange”) and the Bombay Stock Exchange Limited or BSE Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and a means of making payments to these institutions. We make payments once the broker or custodian deposits the funds with us. In addition to benefiting from the cash float, which reduces our overall cost of funds, in certain cases we also earn commissions on such services.

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

Tax Collections

We were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2013, we collected Rs. 1,225 billion of direct taxes for the government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal 2013, we collected over Rs.583 billion of such indirect taxes for the government of India and relevant state governments. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and debt securities desk and equities market. See also “Risk Management” for a discussion of our management of market risk.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2011, 2012 and 2013, together with the fair values on each reporting date:

	As of March 31,
	2011				2012				2013				2013
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,877,858.9	Rs.	(2,449.3)	Rs.	1,952,713.1	Rs.	(2,114.6)	Rs.	1,708,376.9	Rs.	(2,274.6)	US$	31,334.9	US$	(41.7)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	2,946,160.8	Rs.	2,002.7	Rs.	5,489,502.9	Rs.	2,465.8	Rs.	4,179,952.9	Rs.	1,099.5	US$	76,668.2	US$	20.2

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2013, we had an internal approved limit of Rs 400 million for secondary market purchases and Rs.100 million for primary purchases of equity investments for proprietary trading and our exposure as of March 31, 2013 was within the said limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2013, we had an aggregate of 3,062 branches covering 1845 cities/ towns. The increase in branch network during the year included 193 micro branches which are primarily two or three member branches set up to enhance penetration in rural markets, including in unbanked areas. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As part of its branch licensing conditions, the RBI requires that at least 25% of all incremental branches added during the year must be located in unbanked rural areas. A rural area is defined as a center with a population of less than 10,000 (based on 2001 census conducted by the government of India). As of March 31, 2013, 504 of our branches were in rural areas. The RBI has given a general permission to Scheduled Commercial Banks to open branches in locations having a population lower than 100,000 and in the case of the north eastern states of India including the state of Sikkim without having the need to obtain prior approvals. Such banks are required to report complete details of the branches opened pursuant to such general permission. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain. We have a full service banking branch in Hong Kong. Through this branch, we provide services to Indian corporates and their affiliates to cater to their international banking requirements, as well as to retail customers.

Automated Teller Machines

As of March 31, 2013, we had a total of 10,743 ATMs, of which 4,344 were located at our branches or extension counters and 6,399 were located off site, including at large residential developments, or on major roads in metropolitan areas.

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

Telephone Banking

We provide telephone banking services to our customers in 1,843 cities/ towns. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments on checks. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

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

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, liquidity risk, interest rate risk and operational risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

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

For our wholesale banking products, we target leading private businesses and public sector enterprises in the country, subsidiaries of multinational corporations and leaders in the Small and Medium Enterprises (SME) segment. We also have product specific offerings for entities engaged in the capital markets and commodities businesses.

We consider credit risk of counter-party comprehensively, and thus, our credit policies and procedures apply to not only credit exposures but also credit substitutes and contingent exposures. Our Credit Policies & Procedure Manual and Credit Program, (Credit Policies) are central in controlling credit risk in various activities and products. These articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. Each credit is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Credit & Market Risk Group.

We have in place a process of risk grading each borrower according to its financial health and the performance of its business and each borrower is graded on an alphanumeric rating scale of HDB 1 to HDB 10 (HDB 1 indicating the best and HDB 10 the worst rating; HDB 1 to HDB 7 are investment grade ratings while HDB 8 or worse are non-investment grade ratings). We have specific models applicable to each significant segment of wholesale credit (e.g. large corporate, SME—manufacturing, SME—Services and NBFCs). Each model assesses the overall risk over four major categories—industry risk, business risk, management risk and financial risk. The aggregate weighted score based on the assessment under each of these four risk categories, correspond to a specific alphanumeric rating.

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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower / business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of the bank’s capital funds. This limit may be exceeded by an additional 10% (i.e. up to 50%) provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances, with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. For certain blue chip clients and reputed groups or in particular for entities whose borrowings / bonds qualify as Priority Sector Lending, a bank may approach the RBI for single/group borrower ceilings higher than the prescribed limits. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single Non-Banking Finance Company (NBFC) / NBFC—Asset Financing Company (AFC) / NBFC—Infrastructure Finance Company (IFC) should not exceed 10%, 15% and 15% respectively of the bank’s capital funds. The bank may, however, assume exposures on a single NBFC /NBFC-AFC /NBFC-IFC, up to 15%, 20% and 20% respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% specified earlier is on account of funds on-lent by the NBFC /NBFC-AFC / NBFC-IFC to the infrastructure sector.

b) Industry: Exposure to any one industry cannot exceed 12% of aggregate exposures—for this purpose advances and investments as well as non-fund based exposures are aggregated. Retail advances are exempt from such ceiling. Further, exposure to banks and state sponsored financial institutions is capped at a level of 25%.

c) Risk grading: In addition to the alphanumeric rating scale described above, we have set quantitative ceilings on aggregate funded plus non-funded exposure (excluding retail assets) specific to each risk rating category.

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

The RBI restricts us from lending to companies with which we have any directors in common. Also, the RBI directs a portion of our lending to certain specified sectors (Priority Sector Lending). See “Supervision and Regulation—Regulations Relating to Making Loans—Directed Lending”.

Retail Credit Risk

We offer a range of retail products, such as auto loans, personal loans, credit cards, business banking, two-wheeler loans, loans against securities, commercial vehicle loans. Our retail credit policy and approval process are designed for the fact that we have high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.

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

Our retail loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offence in India to issue a bad check.

Market Risk

Market risk refers to the potential loss on account of adverse changes in market variables or other risk factors which affect the value of financial instruments which we hold. The financial instruments may include investment in securities and money market instruments, including equities, bonds, foreign exchange products and derivative instruments (linear as well as non-linear products).

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

I. Trading Risk

Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices, exchange rates and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available–for-sale-portfolios, as per the RBI guidelines and comprise of positions in bonds, securities, interest rate swaps, cross currency interest rate swaps and currency options.

The trading risk is managed by putting in place a sound process for price validation and by setting various limits, such as Value at Risk (“VaR”), Stop Loss Trigger Limit (“SLTL”), Price Value per basis point (“PV01”) and Position Limits, namely, Intraday and Net Overnight Open Position, which are set in the Treasury Limits Package and Equity Limits Package.

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

Interest rate risk in the banking book is measured and controlled using both income metrics (Earnings at Risk) and present value metrics (Economic Value of Equity). Earnings at Risk (“EaR”), measures the sensitivity of net interest income over the next 12 months. It is calculated as the difference between the estimated income using the current yield curve and the lowest estimated income following an increase/decrease in interest rates. Economic Value of Equity (“EVE”) calculates the change in the present value of the banking book following an upward/downward interest rate shock. This calculation is equivalent to EaR except that EVE is a present value sensitivity, while EaR is a measure of income sensitivity. We undertake periodic stress testing for our banking book based on stress scenarios. This provides a measure to assess our financial resilience from extreme but plausible interest rate fluctuations.

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

Operational Risk

Our operational risk framework has been reviewed by risk and control teams. Key aspects of effective operational risk management include identification, assessment, review, control and reporting of key operational risks.

Process and Measurement

Some of the key principles of our operational risk management strategy include segregation of functions, clear reporting guidelines, well defined processes, operating manuals and job cards, transaction verification and authorization, distributed processing, staff training and a strong management team with experience in diverse fields. We are in the process of implementing various principles and guidelines laid out in respect of operational risk management by the Basel Committee on Banking Supervision in the Basel II guidelines and by RBI in its circulars and guidance note on operational risk and advance measurement approach guidelines. Our operational risk management committee oversees implementation of sound operational risk management framework. We have a robust process of reporting operational losses and issues relating to operational risk, wherein the relevant areas are quickly reviewed and any gap suitably addressed. This is further being enhanced with a framework that has integrated capabilities to monitor losses, evaluate operational key risk indicators and qualitatively evaluate risk-control environments among other sound principles and practices.

We have robust information technology with disaster recovery capability for critical components apart from having an integrated Business Continuity Planning (BCP) initiative for business operations of the Bank. A BCP committee oversees strategy and implementation of our disaster and business continuity framework of the Bank. We also have an Information Security Committee which oversees strategy and implementation of information security policies and procedures for the Bank.

Risk Reporting

As a part of the Bank’s overall operational risk management strategy, there is a clear line of reporting at every function which facilitates reporting and monitoring of operational risk events. Further, measurement and reporting is also achieved through various management information systems attached with each operational process which are generated and monitored regularly.

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

Operational Risk Capital

We are currently following the ‘Basic Indicator Approach’ for operational risk capital assessment as mandated by the RBI.

Competition

We face strong competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. The RBI has received 26 applications for new bank licenses, including some of India’s largest business groups.

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

Employees

The number of our employees has increased to 69,065 as of March 31, 2013 as compared to 66,076 as of March 31, 2012. Most of our employees are located in India. We consider our relations with our employees to be good. Further to the acquisition of CBoP, a few employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay is paid out by way of sales incentives as well as performance linked bonuses.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme, required by government regulation, under which the fund is required to pay to employees a minimum annual return, which at present is 8.5%. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our erstwhile CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

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

As of March 31, 2013, we had a network consisting of 3,062 branches and 10,743 ATMs, including 6,399 at non-branch locations. These facilities are located throughout India with the exception of two branches which are located in Bahrain and Hong Kong.

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

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate of the Indian banking industry over the last three fiscal years. For example, our total advances in the three-year period ended March 31, 2012 grew at a compounded annual growth rate of about 26%, as against slightly over 19% for the Indian banking industry for fiscal 2012. Our total advances in the three-year period ended March 31, 2013 grew at a compounded annual growth rate of about 24%.

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

The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2008, we had a branch network comprised of 761 branches, which increased to 3,062 as at March 31, 2013. We need to seek permission from the RBI before we can open a branch in locations with a population greater than 100,000. This permission, among other factors, is dependent on the number of branches that we have opened in under-banked or un-banked areas of the country as well as in centers with a population below 100,000. Additionally, the RBI considers our performance in the areas of priority sector lending, financial inclusion and customer service. If we are unable to perform in a manner satisfactory to the RBI in any of the above areas, it may have an impact on the number of branches we will be able to open and would in turn have an impact on our future growth.

If we fail to properly manage our rapid growth, our operations would suffer and our performance as a whole would be materially adversely affected.

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2013, net interest revenue after allowances for credit losses represented 68.9% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

Interest rates in India have declined during fiscal 2013 as a result of the RBI’s monetary policies, receding fiscal slippage and sovereign risk and further liberalization of domestic bond markets. The yield on the Indian government’s ten-year bonds was 8.0%, 8.6% and 8.1% as of March 31, 2011, 2012 and 2013 respectively. While the first few months of fiscal 2014 continued to see a decline in interest rates, there was an increase in interest rates in July 2013 as a result of the RBI’s monetary policy to restore stability to the Indian rupee in the foreign exchange market. As a result, we may change interest rates in the future. Any volatility in interest rates could also adversely affect our net income. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes represented 0.8% of our gross customer assets as of March 31, 2013. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.2% of our net customer assets portfolio as of March 31, 2013. We have restructured the payment terms of certain loans. As of March 31, 2013 these represented 0.1% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2013, approximately 77% of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. “See note 10—Loans” in our consolidated financial statements.

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

We calculate customer and industry exposure (i.e. the loss we will incur due to the downfall of a customer or an industry) in accordance with the policies established by RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds, deposit certificates issued by banks and equity shares). As of March 31, 2013, our largest single customer exposure was Rs. 107.1 billion, representing 23.6% of our capital funds valuation, and our ten largest customer exposures totaled Rs. 455.2 billion, representing 100.2% of our capital funds valuation, in each case computed in accordance with RBI guidelines. None of our ten largest customer exposures were classified as non-performing as on March 31, 2013. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. As of March 31, 2013, our largest industry concentrations, in each case based on RBI guidelines, were as follows: banks and financial institutions 5.9%, wholesale trade 6.9% and land transport 5.1%. In addition, as of March 31, 2013, 37.5% of the concentration of our exposures was retail (except where otherwise included in the above classification). Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2013, our total non-performing loans and credit substitutes in accordance with US GAAP were concentrated in the following industries: land transport (6.2)%, NBFC/financial intermediaries (5.3%), textiles and garments (4.3%), wholesale trade (3.8%) and information technology (2.9%).

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

The RBI prescribes guidelines on priority sector lending in India. Under these guidelines banks in India are required to lend 40.0% of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met as of March 31 of the fiscal year with reference to the higher of the ANBC and the CEOBE of the previous fiscal year. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher, and of this, indirect lending in excess of 4.5% of ANBC or CEOBE, whichever is higher, is not taken into consideration for computing achievement of the 18.0% target. However, all agricultural loans under the categories ‘direct’ and ‘indirect’ are taken into consideration for computing achievement of the overall priority sector target of 40.0%. Advances to sections termed “weaker” by the RBI are required to be 10.0% of ANBC or CEOBE, whichever is higher. The balance of the priority sector lending requirement can be met by lending directly or indirectly to a range of sectors, including small businesses and residential mortgages satisfying certain criteria.

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

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.3% as of March 31, 2013 (as compared to 0.4% and 0.3% as of March 31, 2012 and March 31, 2011, respectively)

Future changes by the RBI in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2013, approximately 77% of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, the Bank’s records of borrowers’ and guarantors addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India. If we are unable to foreclose on our collateral or realize adequate value, our losses will increase and our net income will decline. In addition, if a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed. The RBI has set forth guidelines on Corporate Debt Restructuring (CDR) via the corporate debt restructuring cell. The guidelines envisage that for debt amounts of Rs. 0.1 billion and above, 60% of the creditors by number, in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 20% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—Commercial Commitments”.

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

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. We adopted the Basel II framework as of March 31, 2009. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 16.8% as of March 31, 2013 as per Basel II (as compared to 16.5% and 16.2% as of March 31, 2012 and March 31, 2011, respectively). Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) graded enhancement of the total capital requirement; iv) introduction of capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes proposed by the Basel III capital regulations is that the Tier 1 capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of Common Equity Tier I capital. Basel III also defines criteria for instruments to be included in Tier 2 capital to improve their loss absorbency. The guidelines also set-out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier 1 and Tier 2 instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. The capital requirement including the capital conservation buffer will be 11.5% (against the current requirement of 9%) once these guidelines are fully phased-in. The transitional arrangements began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2018. Our ability to support and grow our business could be adversely affected if we are unable to meet with the revised requirements.

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

Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.

We face strong competition in all areas of our business, and some of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer, asset and deposit bases, larger branch networks and more capital than we do. These banks are becoming more competitive as they improve their customer services and technology. One of the other private sector banks in India is also larger than we are, based on such measurements. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. The economies of scale that our larger competitors benefit from, make it difficult for us to offer competitive pricing on products and services to retain existing customers and attract new customers so that we can execute our growth strategy successfully. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. The RBI has received 26 applications for new bank licenses including from some of the largest business groups in India. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign banks offering a wider range of products and services, which could adversely impact our competitive environment. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

Our funding is primarily short-and medium-term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2013, about 40% of our loans are expected to mature within the next one year and about 45% of our loans are expected to mature between the next one to three years. As of March 31, 2013, about 30% of our deposits are expected to mature within the next one year and about 43% of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which the bout of interest rate tightening in India was faster than many other economies. The RBI raised key policy rates from 5.25% (repo rate) in April 2010 to 8.5% in October 2011. However, key policy rates have been eased since April 2012 from 8.0% (repo rate) to 7.25% in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (introduced by the RBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. As a result of certain reserve requirements of the RBI, we are more structurally exposed to interest rate risk than banks in many other countries. See “Supervision and Regulation – Legal Reserve Requirements”. These requirements result in us maintaining (as per extant RBI guidelines currently in force) at least 23% of our liabilities (computed as per guidelines issued by the RBI) in Government issued bonds. We are also required to maintain 4% of our liabilities (computed as per guidelines issued by RBI) by way of a balance with the RBI. We could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will impact our profitability. The above requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.

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

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2013 was 26.4% of our net worth on a non-consolidated basis and 26.7% on a consolidated basis. See “Supervision and Regulation—Regulations Relating to Capital Market Exposure Limits”. In the future if we fail to meet these regulatory limits, we may face difficulties in getting other regulatory approvals necessary to conduct business in the normal course, which would have a material adverse effect on our business and operations.

Significant fraud, system failure or calamities would disrupt our revenue generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring system security and availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused due to intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we will be able to restore data and resume processing. However it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario, where the primary site is completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

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

We have recently been subject to a penalty imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees to enforce applicable regulatory requirements. In June 2013, the RBI imposed a penalty of Rs. 45 million on the Bank for certain irregularities and violations discovered by the RBI, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for sale of third party products, sale of gold coins for cash in excess of Rs. 50,000 in certain cases and non-submission of proper information required by the RBI. The penalty was imposed pursuant to a scrutiny by the RBI of our books of accounts, internal control, compliance systems and processes during March and April 2013. See “Supervision and Regulation—Penalties”. We cannot predict the initiation or outcome of any further investigations by other authorities or different investigations by the RBI. The penalty imposed by the RBI has generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results.

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

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to cyber threats, such as phishing and trojans, targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information, hacking, wherein hackers seek to hack into our website with the primary intention of causing a reputational damage to us, and data theft, wherein cyber criminals may intrude into our network with the intention of stealing our data or information. The level of hacking attempts continues to increase. We, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions, which could result in HDFC Limited making decisions or foregoing opportunities to benefit HDFC Limited that restrict our growth and harm our financial condition.

HDFC Limited and its subsidiaries owned 22.8% of our equity as of March 31, 2013. So long as HDFC Limited and its subsidiaries hold at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors including our Chairman and Managing Director who are not required to retire by rotation to our board, subject to RBI approval. Our current Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. Two of our other directors, Mr. Keki Mistry is the Vice Chairman and Chief Executive Officer and Mrs. Renu Karnad, is the Managing Director of HDFC Limited. Accordingly, HDFC Limited can exercise substantial influence over our board and over matters subject to a shareholder vote. Mr. D. M. Sukthankar is the father of our Executive Director, Mr. Paresh Sukthankar, and serves as an independent director on the board of HDFC Limited. Mr. D. M. Sukthankar has been on the board of HDFC Limited since 1989. Mr. Paresh Sukthankar was one of our early employees and also a part of the initial senior management team. He was appointed as our Executive Director in October 2007. Both are associated with the respective companies in their independent professional capacities and we believe that none is in a position to exercise influence over the other.

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

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies and may effectively prevent us from taking advantage of business opportunities. See “Related Party Transactions” in our Annual Report on Form 20-F for fiscal 2011, 2012 and 2013 for a summary of transactions we have engaged in and strategic investments made with HDFC Limited during fiscal 2011, 2012 and 2013. Also see Note 28 – “Related party transactions”, in our consolidated financial statements. We currently distribute products of HDFC Limited and its group companies. If we forego opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

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

The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 74% of the paid-up capital is permitted in Indian private sector banks, however, under the Banking Regulation Act, a shareholder cannot exercise voting rights in excess of 10% of the total voting rights. The RBI, on February 28, 2005, released a “Roadmap for Presence of Foreign Banks in India and Guidelines on ownership and Governance in Private Sector Banks” (the “Roadmap”).

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

It was proposed that in the second phase, beginning April 2009, the RBI would allow foreign banks to acquire up to 74% of equity capital in private sector banks in India, and would also enact appropriate amendments to the Banking Regulation Act to provide for voting rights commensurate with economic ownership. However, in light of the global financial turmoil and concerns regarding financial strength of banks around the world, the RBI decided to put on hold the second phase of the Roadmap and leave unchanged its policy on the presence of foreign banks in the country. While announcing its annual policy for fiscal 2010, the RBI said that it would continue with the current policy and procedures governing the presence of foreign banks in India. A review will happen once there is greater clarity regarding stability, recovery of the global financial system, and a shared understanding on the regulatory and supervisory architecture around the world. In January 2011, the RBI released a discussion paper on the presence of foreign banks in India, seeking comments and suggestions. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and as a result have a material adverse effect on our business. See “Restrictions on Foreign Ownership of Indian Securities”.

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines include: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; and vi) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company route, subject to compliance with certain specified criteria. Such a non-operative financial holding company is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring fences the regulated financial services entities in the group, including the bank from other activities of the group. The RBI specified July 1, 2013 as the deadline for submission of applications for setting up new banks in the private sector, subsequent to which the RBI shall review the applications and provide an in-principle approval. The validity of an in-principle approval issued by RBI will be 18 months from the date of its issue, after which it will lapse automatically. The new bank will therefore have to be set up within this 18-month period. The RBI has received 26 applications for new bank licenses, including from some of the largest business groups in India. If the number of banks in the country increases, we will face increased competition in the businesses we operate in. This could have a material adverse effect on our business and financial results.

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

We have applied for branches under the policy in the past and obtained approvals for opening branches under the policy. See “Supervision and Regulation—Regulation Relating to the Opening of Branches”. However, we may not receive licenses promptly or at all, and any prolonged delay in the receipt of such licenses will adversely affect our financial performance by preventing us from realizing anticipated revenue from the new branches.

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

As at March 31, 2010, we had 1,725 branches, which included more than 400 branches acquired pursuant to the merger of Centurion Bank of Punjab with HDFC Bank Limited effective May 23, 2008. We have continued to grow organically by commissioning new branches. As at March 31, 2013, we had 3,062 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

Deficiencies in accuracy and completeness of information about customers and counterparties may adversely impact us.

We rely on accuracy and completeness of information about customers and counterparties while carrying out transactions with them or on their behalf. We may also rely on representations as to the accuracy and completeness of such information. For example, we may rely on reports of independent auditors with respect to financial statements, and decide to extend credit based on the assumption that the customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted by such reliance on information that is inaccurate or materially misleading. The nationwide credit bureau has only recently become operational in India. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a consequence, our ability to effectively manage our credit risk may be adversely affected.

Risks Relating to Investments in Indian Companies

A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. The global slowdown of the financial market and economies had contributed and may continue to cause a slowdown in the Indian financial and economic environment, with attendant higher unemployment rates and decreases in purchasing power. While the domestic economy started witnessing an overall improvement in the general financial and economic conditions, we have begun to witness a reversal on account of high inflation and turbulence in interest rates. These conditions, including global financial crisis and problems in the Eurozone countries, could result in a prolonged slowdown in the Indian economy, which would adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy is adversely affected by volatile oil prices, consequent inflation and weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. Finally, India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net income and total assets.

Any adverse change in India’s credit rating by an international rating agency could adversely affect our business and profitability.

In May 2013, Standard & Poor’s, an international rating agency, reiterated its negative outlook on India’s credit rating. It identified India’s high fiscal deficit and heavy government borrowing as the most significant constraints on its ratings, and recommended the implementation of reforms and containment of deficits. In June 2013, Fitch, another international rating agency, returned India’s sovereign outlook to “stable” from “negative” a year after its initial downgrade stating that the authorities had been successful in containing the upward pressure on the central government budget deficit in the face of a weaker-than-expected economy and that the authorities had also begun to address structural factors that have weakened the investment climate and growth prospects. Any adverse change in India’s credit ratings by international rating agencies may adversely impact our business and limit our access to capital markets.

The Bank’s long term unsecured, subordinated (tier II) bonds are rated “CARE AAA” by CARE and “AAA (ind)” (with the outlook on the rating as “stable”) by Fitch Ratings India Private Limited. The Bank’s tier I perpetual bonds and upper tier II bonds are rated “CARE AAA” by CARE and “AAA / Stable” by CRISIL Ltd. Any downgrade from the current credit rating of our borrowings may result in an increase in interest rates or require us to prepay such borrowings, thereby impacting our cost of borrowing and liquidity.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Capital inflows into India have suffered as a result of the domestic economic slowdown, volatility in global capital markets and global risk aversion. Meanwhile, the country’s current account gap has widened reflecting a rapid increase in the import of oil and gold. The balance of payments has, as a result, come under pressure. This has led to a sharp depreciation of the Indian rupee compared to the U.S. dollar and could keep the domestic currency unit under selling pressure amidst an uncertain global financial environment. The high and low during fiscal 2013 was Rs. 57.13 per US$ and Rs. 50.64 per US$, respectively. The Indian rupee continues to remain under pressure given the possibility of the phasing out of the quantitative easing program by the U.S. Federal Reserve that may result in global fund flows moving to the U.S. markets and anxiety about the Indian political climate ahead of the general elections scheduled to be held in 2014. Any increased intervention by the RBI in the foreign exchange market to control the volatility of the exchange rate may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy. Further, increased volatility in capital flows may also affect monetary policy decisions, leading to volatility in inflation and interest rates in India, which could adversely impact our business and profitability.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2009, has announced policies and taken initiatives that support the economic liberalization policies that have been pursued by previous central governments. However, these liberalization policies may not continue in the future. The rate of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. Any significant change in India’s economic liberalization and deregulation policies would adversely affect business and economic conditions in India generally and our business in particular.

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

The equity shares represented by our ADSs are listed on the National Stock Exchange of India Limited and Bombay Stock Exchange Limited. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on these stock exchanges in a timely manner.

You may be subject to Indian taxes arising out of capital gains

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India is subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in ADSs. See also “Taxation”.

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

We are a limited liability company incorporated under the laws of India. All our directors and members of our senior management and some of the experts named in this report are residents of India and almost all of our assets and the assets of these persons are located in India. It may not be possible for investors in our ADSs to effect service of process outside India upon us or our directors and members of our senior management and experts named in the report that are residents of India or to enforce judgments obtained against us or these persons in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.

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

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2009	US$	23.9	US$	9.0	3,459,043
2010		28.2		11.9	1,915,617
2011		38.3		25.3	1,387,241
2012
First Quarter		35.6		30.6	1,044,357
Second Quarter		36.8		27.5	1,037,488
Third Quarter		32.7		24.5	1,102,389
Fourth Quarter		35.9		26.6	939,853
2013
First Quarter		35.2		27.3	772,802
Second Quarter		37.8		31.9	602,990
Third Quarter		43.0		36.1	659,050
Fourth Quarter		42.1		36.2	762,960
Most Recent Six Months
January 2013		42.1		39.2	811,771
February 2013		41.2		37.6	761,521
March 2013		40.4		36.2	713,075
April 2013		42.6		35.8	795,036
May 2013		43.8		40.0	544,468
June 2013		40.6		33.9	757,025
July 1, 2013 to July 19, 2013		38.1		35.1	779,621

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

The closing price for our ADSs on the NYSE was US$ 37.8 per ADS on July 19, 2013.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per equity share		Price per equity share				Average daily equity share trading volume
	High	Low	High		Low
Fiscal Year
2009	Rs. 309.6	Rs. 159.7	US$	5.7	US$	2.9	7,736,578
2010	393.1	200.0		7.2		3.7	5,339,359
2011	500.2	360.8		9.2		6.6	3,911,427
2012
First Quarter	505.0	441.6		9.3		8.1	3,729,841
Second Quarter	519.0	436.2		9.5		8.0	3,310,964
Third Quarter	497.0	400.3		9.1		7.3	3,726,123
Fourth Quarter	539.9	419.5		9.9		7.7	2,941,348
2013
First Quarter	564.9	482.2		10.4		8.8	2,769,939
Second Quarter	638.9	560.0		11.7		10.3	2,529,868
Third Quarter	705.5	505.1		12.9		9.3	2,269,182
Fourth Quarter	690.0	602.6		12.7		11.1	3,065,430
Most Recent Six Months
January 2013	690.0	640.1		12.7		11.7	2,502,504
February 2013	680.9	619.4		12.5		11.4	2,990,307
March 2013	660.0	602.6		12.1		11.1	3,825,944
April 2013	702.0	613.4		12.9		11.3	3,456,262
May 2013	727.3	670.0		13.3		12.3	2,295,508
June 2013	701.4	620.0		12.9		11.4	3,051,016
July 1, 2013 to July 19, 2013	698.1	643.6		12.8		11.8	2,800,678

Our shareholders, by a special resolution on July 6, 2011, approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 effective as of July 16, 2011.

The closing price for our equity shares on the National Stock Exchange was Rs. 680.0 per share on July 19, 2013.

As of March 31, 2013, there were 440,853 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 190 had registered addresses in the United States and held an aggregate of 633,881 equity shares representing 0.04% of our shareholders. In our books only, the depositories, J.P. Morgan Chase Bank and Deutsche Bank Trust Company Americas, are the shareholders with respect to equity shares underlying ADSs and GDRs.

Upon our acquisition of CBoP in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2013, there were 22,891,290 GDRs outstanding, representing 11,445,645 shares of the Bank (in the aggregate 0.5% of our paid-up capital).

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

Voting Rights

A shareholder has one vote for each equity share and voting may be by a show of hands or on a poll. However, under the Indian Banking Regulation Act, on poll, a shareholder cannot exercise voting rights in excess of 10% of the total voting rights of all shareholders. The Banking Regulation Act, 1949 has been amended with effect from January 18, 2013 to provide that the RBI would have the power to increase, the limit on voting rights from 10% to 26% in a phased manner. Unless a poll is demanded by a shareholder, resolutions are adopted at a general meeting by a majority of the shareholders having voting rights present or represented. The quorum for a general meeting is five members personally present. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares without preemptive rights and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. ADS holders have no voting rights with respect to the deposited shares. See “Description of American Depositary Shares—Voting Rights”.

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

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the Securities and Exchange Board of India (“SEBI”). These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty.

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

Our equity shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or the Sick Industrial Companies (Special Provisions) Act, 1985, or any other similar law, the Indian Company Law Board may, on application made by us, a depositary incorporated in India, an investor, SEBI or certain other parties, direct a rectification of the register of records. It is a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Indian Company Law Board seeking to register the transfer of equity shares. The Indian Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Our Articles provide for certain restrictions on the transfer of equity shares, including granting power to the board of directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than 5.0% of our share capital.

Our transfer agent, Datamatics Financial Services Limited, is located in Mumbai. Certain foreign exchange control and security regulations apply to the transfer of equity shares by a non-resident or a foreigner. See “Restrictions on Foreign Ownership of Indian Securities”.

Disclosure of Ownership Interest

The provisions of the Companies Act generally require beneficial owners of equity shares of Indian companies that are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether these provisions apply to holders of an Indian company’s ADSs, investors who exchange ADSs for equity shares are subject to this provision. Failure to comply with these provisions would not affect the obligation of a company to register a transfer of equity shares or to pay any dividends to the registered holder of any equity shares in respect of which this declaration has not been made, but any person who fails to make the required declaration may be liable for a fine of up to Rs. 1,000 for each day this failure continues. However, under the Banking Regulation Act, a registered holder of any equity shares, except in certain conditions, shall not be liable to any suit or proceeding on the ground that the title to those equity shares vests in another person.

Acquisition by the Issuer of Its Own Shares

The Companies Act permits a company to acquire its own equity shares and reduce its capital under certain circumstances. Such reduction of capital requires compliance with buy-back provisions specified in the Companies Act and by SEBI.

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

Acquisition of the Undertaking by the Government

Under the Banking Regulation Act, the government may, after consultation with the RBI, in the interest of our depositors or banking policy or better provision of credit generally or to a particular community or area, acquire our banking business. The RBI may acquire our business if it is satisfied that we have failed to comply with the directions given to us by the RBI or that our business is being managed in a manner detrimental to the interest of our depositors. Similarly, the Government of India may also acquire our business based on a report by the RBI.

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisitions of Shares & Takeovers) Regulations, 2011, as amended (the “Takeover Code”), upon the acquisition of shares which taken together with the shares/voting rights already held aggregates 5% or more of the outstanding shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of such company are listed. Such notification is also required when a person holds 5% or more of the outstanding shares or voting rights in a target company and there is a change in his holding either due to purchase or disposal of shares of 2% or more of the outstanding shares/voting rights in the target company.

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

We have entered into listing agreements with each of the Indian stock exchanges on which our equity shares are listed. Each of the listing agreements provides that the acquirer or holder of shares/voting rights in a target company shall in terms of the “Continual Disclosure” requirements disclose to the target company and the stock exchanges the details of holdings of equity shares/voting rights if such holding of shares/voting rights is 25% or more of the outstanding shares/aggregate voting rights as at March 31 every year. The promoter of every target company shall disclose the detail of holding of equity shares/voting rights in a target company as at March 31 every year. The promoter of every company must also disclose details of shares encumbered by him in a target company as well as details of invocation of encumbered shares or any release of such encumbrance.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, issued the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder. The ADSs are evidenced by what is known as American Depositary Receipts or ADRs. The shareholders of the Bank at the 17 th Annual General Meeting held on July 6, 2011 approved the sub division of one (1) equity share of the Bank having a nominal value of Rs. 10.0 each into five (5) equity shares with a nominal value of Rs. 2.0 each. As a result of the same, the Bank issued additional proportionate ADSs and each ADSs represents three (3) underlying equity shares of the Bank.

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

The table below sets forth the expenses that the Depository reimbursed to us during fiscal 2013

Category	Amount reimbursed
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	1,562,739.0

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

	Dividend per equity share				Total amount of dividends declared(1)
					(in millions)
Relating to Fiscal Year
2009	Rs.	2.00	US$	0.037	Rs.	4,253.8	US$	78.0
2010		2.40		0.044		5,492.9		100.8
2011		3.30		0.061		7,676.2		140.8
2012		4.30		0.079		10,090.8		185.1
2013		5.50		0.101		13,090.8		240.1

(1)	Includes dividends declared on shares held by the Employees Welfare Trust.

By a special resolution on July 6, 2011, the shareholders of the Bank had approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. One ADS continues to represent three equity shares.

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

We pay a 15.0% direct tax in respect of dividends paid by us. In addition, we pay a 5.0% surcharge (which has been increased to 10% with effect from fiscal 2014) on 15.0% direct tax and an add-on education cess at the rate of 3.0% of the total dividend distribution tax and surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied.

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

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2011, 2012 and 2013 and the selected balance sheet data as of March 31, 2012 and 2013 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2009, March 31, 2010, March 31, 2011 and selected income data for the fiscal years ended March 31, 2009 and March 31, 2010 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2013 have been translated into U.S. dollars at the rate on such date of Rs. 54.52 per US$1.00.

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

	Year ended March 31,
	2009		2010		2011		2012		2013		2013
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	158,996.8	Rs.	158,651.3	Rs.	202,252.0	Rs.	277,540.0	Rs.	353,878.5	US$	6,490.8
Interest expense		86,114.9		77,720.0		93,849.7		151,148.0		196,802.0		3,609.6

Net interest revenue		72,881.9		80,931.3		108,402.3		126,392.0		157,076.5		2,881.2
Provisions for credit losses		20,394.9		18,193.9		9,621.9		7,837.3		12,688.0		232.7

Net interest revenue after provisions for credit losses		52,487.0		62,737.4		98,780.4		118,554.7		144,388.5		2,648.5
Non-interest revenue, net		33,603.0		42,899.7		46,815.4		52,595.5		65,177.4		1,195.3

Net revenue		86,090.0		105,637.1		145,595.8		171,150.2		209,565.9		3,843.8
Non-interest expense		63,154.9		68,410.9		82,370.2		97,313.5		117,591.1		2,156.8

Income before income tax expense		22,935.1		37,226.2		63,225.6		73,836.7		91,974.8		1,687.0
Income tax expense		7,737.4		12,338.4		21,698.3		23,828.7		29,840.1		547.3

Net income before noncontrolling interest		15,197.7		24,887.8		41,527.3		50,008.0		62,134.7		1,139.7
Less: Net income attributable to noncontrolling interest		93.4		317.1		330.4		224.6		315.3		5.8

Net income attributable to HDFC Bank Limited	Rs.	15,104.3	Rs.	24,570.7	Rs.	41,196.9	Rs.	49,783.4	Rs.	61,819.4	US$	1,133.9

Per equity share data:
Earnings per equity share, basic	Rs.	7.28	Rs.	11.26	Rs.	17.84	Rs.	21.30	Rs.	26.18	US$	0.48
Earnings per equity share, diluted		7.24		11.12		17.59		21.12		25.91		0.47
Dividends per share		2.00		2.40		3.30		4.30		5.50		0.10
Book value(1)		117.30		133.52		148.96		168.34		196.89		3.61

Equity share data:
Equity shares outstanding at end of period		2,126.9		2,288.7		2,326.1		2,346.7		2,379.4		2,379.4
Weighted average equity shares outstanding—basic		2,075.0		2,182.0		2,309.0		2,336.7		2,361.0		2,361.0
Weighted average equity shares outstanding—diluted		2,085.5		2,209.0		2,341.9		2,357.3		2,386.1		2,386.1
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		21.84		33.78		53.52		63.90		78.54		1.44
Earnings per ADS—diluted		21.72		33.36		52.77		63.36		77.73		1.41

	As of March 31,
	2009		2010		2011		2012		2013		2013
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	171,224.4	Rs.	297,558.5	Rs.	288,902.1	Rs.	188,043.0	Rs.	218,740.2	US$	4,012.1
Term placements(2)		34,473.2		58,166.3		102,049.4		150,096.5		199,265.7		3,654.9
Loans, net of allowance		986,495.0		1,297,180.4		1,622,856.0		2,006,374.3		2,504,551.6		45,938.2
Investments:
Investments held for trading		35,386.2		28,158.8		38,216.9		77,043.4		87,383.5		1,602.8
Investments available for sale		508,106.3		481,398.8		628,704.9		807,080.4		1,018,071.5		18,673.4
Investments held to maturity(3)		—		—		—		—		—		—
Total		543,492.5		509,557.6		666,921.8		884,123.8		1,105,455.0		20,276.2
Total assets	Rs.	2,020,744.8	Rs.	2,416,520.4	Rs.	2,920,236.3	Rs.	3,571,155.7	Rs.	4,370,906.1	US$	80,170.8
Long-term debt		68,452.2		75,854.4		93,287.2		178,366.6		295,219.7		5,414.9
Short-term borrowings		26,383.6		98,165.0		76,686.7		112,642.8		145,617.2		2,670.9
Total deposits		1,426,288.6		1,672,400.3		2,082,129.0		2,465,049.6		2,960,533.9		54,301.8
Of which:
Interest-bearing deposits		1,142,281.9		1,301,046.0		1,619,283.6		2,012,057.9		2,438,262.0		44,722.3
Non-interest bearing deposits		284,006.7		371,354.3		462,845.4		452,991.7		522,271.9		9,579.5
Total liabilities		1,770,691.7		2,110,066.2		2,572,406.5		3,174,563.0		3,900,528.2		71,543.1
Noncontrolling interest		555.4		872.5		1,338.1		1,537.5		1,903.6		34.9
HDFC Bank Limited shareholders’ equity		249,497.7		305,581.7		346,491.7		395,055.2		468,474.3		8,592.8
Total liabilities and shareholders’ equity	Rs.	2,020,744.8	Rs.	2,416,520.4	Rs.	2,920,236.3	Rs.	3,571,155.7	Rs.	4,370,906.1	US$	80,170.8

	Year ended March 31,
	2009		2010		2011		2012		2013		2013
	(in millions)
Period average(4)
Interest-earning assets	Rs.	1,579,423.9	Rs.	1,756,963.3	Rs.	2,237,281.0	Rs.	2,746,339.2	Rs.	3,403,617.4	US$	62,428.8
Loans, net of allowance		992,040.0		1,106,474.4		1,507,942.8		1,854,364.2		2,328,320.6		42,705.8
Total assets		1,917,502.6		2,095,543.0		2,585,236.0		3,097,162.6		3,774,632.3		69,233.9
Interest-bearing deposits		1,114,880.3		1,202,813.6		1,504,552.3		1,825,018.8		2,245,452.4		41,185.8
Non-interest bearing deposits		248,822.0		295,675.6		361,184.3		390,682.9		414,590.2		7,604.4
Total deposits		1,363,702.3		1,498,489.2		1,865,736.6		2,215,701.7		2,660,042.6		48,790.2
Interest-bearing liabilities		1,253,236.8		1,325,841.7		1,707,823.0		2,168,714.2		2,721,847.0		49,923.8
Long-term debt		43,493.5		72,433.5		101,241.4		148,201.6		234,489.1		4,301.0
Short-term borrowings		94,863.0		50,594.6		102,029.3		195,493.8		241,905.5		4,437.0
Total liabilities		1,696,255.7		1,825,399.3		2,265,574.5		2,722,648.3		3,338,592.5		61,236.1
Total shareholders’ equity		221,246.9		270,143.7		319,661.5		374,514.3		436,039.8		7,997.8

	As of or for the year ended March 31,
	2009	2010	2011	2012	2013
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	0.8	1.2	1.6	1.6	1.6
Average total shareholders’ equity	6.8	9.1	12.9	13.3	14.2
Dividend payout ratio(5)	28.2	22.4	18.6	20.3	21.2
Spread(6)	4.3	4.2	4.5	4.2	4.1
Net interest margin(7)	4.6	4.6	4.8	4.6	4.6
Cost-to-net revenue ratio(8)	73.4	64.8	56.6	56.9	56.1
Cost-to-average assets ratio(9)	3.3	3.3	3.2	3.1	3.1
Capital:
Total capital adequacy ratio(10)	15.69	17.44	16.22	16.52	16.80
Tier 1 capital adequacy ratio(10)	10.58	13.26	12.23	11.60	11.08
Tier 2 capital adequacy ratio(10)	5.11	4.18	3.99	4.92	5.72
Average total shareholders’ equity as a percentage of average total assets	11.6	12.9	12.4	12.1	11.6
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(11)	1.9	1.5	1.2	0.9	0.8
Net non-performing customer assets as a percentage of net customer assets(11)	0.6	0.4	0.3	0.2	0.2
Total allowance for credit losses as a percentage of gross non-performing credit assets	125.5	123.3	125.3	146.6	159.4

1)	Represents the difference between total assets and total liabilities, excluding noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.
2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
3)	Under Indian GAAP, a transfer from an HTM portfolio to an AFS portfolio is permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP.
4)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.
5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy.”
6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities includes non-interest bearing current accounts.
7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
9)	Represents the ratio of non-interest expense to average total assets.
10)	Tier 1 and Tier 2 capital adequacy ratios are computed as per Basel II guidelines. See “Supervision and Regulation.”
11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2011					2012					2013
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	26,126.2	Rs.	1,247.4	4.8%	Rs.	11,730.2	Rs.	576.7	4.9%	Rs.	20,848.9	Rs.	1,222.3	5.9%
Term placements		73,259.0		3,531.3	4.8		119,812.5		5,970.4	5.0		160,690.5		8,591.5	5.3

Investments available for sale:
Tax free(1)		2,634.5		176.0	6.7		6,986.6		1,930.7	27.6		17,747.3		1,338.3	7.5
Taxable		566,631.7		40,563.8	7.2		704,231.2		54,690.3	7.8		815,225.5		65,215.9	8.0

Investments held to maturity		—		—	—		—		—	—		—		—	—

Investments held for trading		60,686.8		3,013.8	5.0		49,214.5		4,056.2	8.2		60,784.6		5,780.0	9.5
Loans, net:
Retail loans		798,519.8		97,085.0	12.2		1,094,555.1		140,535.9	12.8		1,499,163.5		189,571.3	12.6
Wholesale loans		709,423.0		56,634.7	8.0		759,809.1		69,779.8	9.2		829,157.1		82,159.2	9.9

Total interest-earning assets:	Rs.	2,237,281.0	Rs.	202,252.0	9.0%	Rs.	2,746,339.2	Rs.	277,540.0	10.1%	Rs.	3,403,617.4	Rs.	353,878.5	10.4%

Non-interest-earning assets:
Cash		154,829.0					182,544.0					174,638.0
Property and equipment		22,431.5					23,068.4					26,365.1
Other assets		170,694.5					145,211.0					170,011.8
Total non-interest earning assets		347,955.0					350,823.4					371,014.9
Total assets	Rs.	2,585,236.0	Rs.	202,252.0	7.8%	Rs.	3,097,162.6	Rs.	277,540.0	9.0%	Rs.	3,774,632.3	Rs.	353,878.5	9.4%

Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	562,258.1	Rs.	19,662.0	3.5%	Rs.	657,063.0	Rs.	26,024.6	4.0%	Rs.	764,180.0	Rs.	30,432.0	4.0%
Time deposits		942,294.2		60,554.3	6.4		1,167,955.8		100,758.5	8.6		1,481,272.4		132,660.7	9.0
Short-term borrowings(2)		102,029.3		5,408.5	5.3		195,493.8		12,376.4	6.3		241,905.5		14,152.4	5.9
Long-term debt		101,241.4		8,224.9	8.1		148,201.6		11,988.5	8.1		234,489.1		19,556.9	8.3
Total interest-bearing liabilities	Rs.	1,707,823.0	Rs.	93,849.7	5.5%	Rs.	2,168,714.2	Rs.	151,148.0	7.0%	Rs.	2,721,847.0	Rs.	196,802.0	7.2%

Non-interest-bearing liabilities:

Non-interest-bearing deposits		361,184.3					390,682.9					414,590.2
Other liabilities		196,567.2					163,251.2					202,155.3
Total non-interest-bearing liabilities		557,751.5					553,934.1					616,745.5
Total liabilities	Rs.	2,265,574.5	Rs.	93,849.7	4.1%	Rs.	2,722,648.3	Rs.	151,148.0	5.6%	Rs.	3,338,592.5	Rs.	196,802.0	5.9%
Total shareholders’ equity		319,661.5					374,514.3					436,039.8
Total liabilities and shareholders’ equity	Rs.	2,585,236.0	Rs.	93,849.7	3.6%	Rs.	3,097,162.6	Rs.	151,148.0	4.9%	Rs.	3,774,632.3	Rs.	196,802.0	5.2%

1)	Yields on tax free securities are not on a tax equivalent basis.
2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and average rate.

	Fiscal 2012 vs. Fiscal 2011 Increase (decrease)(1) due to			Fiscal 2013 vs. Fiscal 2012 Increase (decrease)(1) due to
	Net change	Change in Average volume	Change in average rate	Net change	Change in Average volume	Change in average rate
			(in millions)
Interest revenue:
Cash equivalents	Rs. (670.7)	Rs. (687.3)	Rs. 16.6	Rs. 645.6	Rs. 448.3	Rs. 197.3
Term placements	2,439.1	2,244.0	195.1	2,621.1	2,037.0	584.1
Investments available for sale:
Tax free	1,754.7	290.7	1,464.0	(592.4)	2,973.7	(3,566.1)
Taxable	14,126.5	9,850.4	4,276.1	10,525.6	8,619.8	1,905.8
Investments held to maturity	—	—	—	—	—	—
Investments held for trading	1,042.4	(569.7)	1,612.1	1,723.8	953.6	770.2
Loans, net:
Retail loans	43,450.9	35,992.3	7,458.6	49,035.4	51,949.9	(2,914.5)
Wholesale loans	13,145.1	4,022.4	9,122.7	12,379.4	6,368.8	6,010.6
Total interest-earning assets	Rs.75,288.0	Rs.51,142.8	Rs. 24,145.2	Rs.76,338.5	Rs.73,351.1	Rs. 2,987.4

Interest expense:
Savings account deposits	Rs. 6,362.6	Rs. 3,315.3	Rs. 3,047.3	Rs. 4,407.4	Rs. 4,242.6	Rs. 164.8
Time deposits	40,204.2	14,501.6	25,702.6	31,902.2	27,029.5	4,872.7
Short-term borrowings	6,967.9	4,954.5	2,013.4	1,776.0	2,938.3	(1,162.3)
Long-term debt	3,763.6	3,815.1	(51.5)	7,568.4	6,980.1	588.3
Total interest-bearing liabilities	Rs.57,298.3	Rs.26,586.5	Rs. 30,711.8	Rs.45,654.0	Rs.41,190.5	Rs. 4,463.5

Net interest revenue	Rs.17,989.7	Rs.24,556.3	Rs. (6,566.6)	Rs.30,684.5	Rs.32,160.6	Rs.(1,476.1)

1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2011		2012		2013
	(in millions, except percentages)
Interest revenue	Rs.	202,252.0	Rs.	277,540.0	Rs.	353,878.5
Average interest-earning assets		2,237,281.0		2,746,339.2		3,403,617.4
Interest expense		93,849.7		151,148.0		196,802.0
Average interest-bearing liabilities		1,707,823.0		2,168,714.2		2,721,847.0
Average total assets		2,585,236.0		3,097,162.6		3,774,632.3
Average interest-earning assets as a percentage of average total assets		86.5%		88.7%		90.2%
Average interest-bearing liabilities as a percentage of average total assets		66.1%		70.0%		72.1%
Average interest-earning assets as a percentage of average interest-bearing liabilities		131.0%		126.6%		125.0%
Yield		9.0%		10.1%		10.4%
Cost of funds(1)		4.1%		5.6%		5.9%
Spread(2)		4.5%		4.2%		4.1%
Net interest margin(3)		4.8%		4.6%		4.6%

1)	Excludes total shareholders’ equity.
2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts.
3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Returns on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2011		2012		2013
	(in millions, except percentages)
Net income	Rs.	41,196.9	Rs.	49,783.4	Rs.	61,819.4
Average total assets		2,585,236.0		3,097,162.6		3,774,632.3
Average total shareholders’ equity		319,661.5		374,514.3		436,039.8
Net income as a percentage of average total assets		1.6%		1.6%		1.6%
Net income as a percentage of average total shareholders’ equity		12.9%		13.3%		14.2%
Average total shareholders’ equity as a percentage of average total assets		12.4%		12.1%		11.6%
Dividend payout-ratio		18.6%		20.3%		21.2%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2011								2012								2013
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized Loss		Fair Value
	(in millions)
Government securities	Rs.	587,670.4	Rs.	114.9	Rs.	8,773.1	Rs.	579,012.2	Rs.	764,519.0	Rs.	505.2	Rs.	12,433.9	Rs.	752,590.3	Rs.	924,935.5	Rs.	2,665.6	Rs.	3,539.1	Rs.	924,062.0
Other debt securities		43,394.0		151.2		111.3		43,433.9		40,376.1		106.3		108.6		40,373.8		69,015.1		181.6		27.2		69,169.5

Total debt securities(1)	Rs.	631,064.4	Rs.	266.1	Rs.	8,884.4	Rs.	622,446.1	Rs.	804,895.1	Rs.	611.5	Rs.	12,542.5	Rs.	792,964.1	Rs.	993,950.6	Rs.	2,847.2	Rs.	3,566.3	Rs.	993,231.5

Non-debt securities(2)		5,982.7		288.4		12.3		6,258.8		13,137.3		985.3		6.3		14,116.3		23,837.4		1,148.8		146.2		24,840.0

Total	Rs.	637,047.1	Rs.	554.5	Rs.	8,896.7	Rs.	628,704.9	Rs.	818,032.4	Rs.	1,596.8	Rs.	12,548.8	Rs.	807,080.4	Rs.	1,017,788.0	Rs.	3,996.0	Rs.	3,712.5	Rs.	1,018,071.5

(1)	Excludes asset and mortgage-backed securities.
(2)	Includes asset and mortgage-backed securities.

Held to Maturity Investments

As of March 31, 2011, 2012 and 2013, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2011								2012								2013
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross Unrealized loss		Fair value
	(in millions)
Government securities	Rs.	14,222.6	Rs.	63.5	Rs.	0.3	Rs.	14,285.8	Rs.	51,194.4	Rs.	18.2	Rs.	195.2	Rs.	51,017.4	Rs.	63,468.6	Rs.	134.7	Rs.	58.5	Rs.	63,544.8
Other debt securities		23,856.8		71.5		0.1		23,928.2		25,987.0		46.9		7.9		26,026.0		13,856.2		11.7		59.1		13,808.8

Total debt securities	Rs.	38,079.4	Rs.	135.0	Rs.	0.4	Rs.	38,214.0	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4	Rs.	77,324.8	Rs.	146.4	Rs.	117.6	Rs.	77,353.6

Non-debt securities		3.0		—		0.1		2.9		—		—		—		—		10,029.9		—		—		10,029.9

Total	Rs.	38,082.4	Rs.	135.0	Rs.	0.5	Rs.	38,216.9	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4	Rs.	87,354.7	Rs.	146.4	Rs.	117.6	Rs.	87,383.5

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and corporate debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2013
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	307,010.1	7.9%	Rs.	392,244.1	7.8%	Rs.	183,873.2	8.0%	Rs.	40,934.6	8.1%
Other debt securities		61,898.9	9.2		7,270.6	6.1		—			—
Total debt securities, fair value	Rs.	368,909.0	8.2%	Rs.	399,514.7	7.8%	Rs.	183,873.2	8.0%	Rs.	40,934.6	8.1%
Total amortized cost	Rs.	368,984.1		Rs.	401,486.7		Rs.	182,689.6		Rs.	40,790.2

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were approximately 75% of total deposits as of March 31, 2013 as compared to 72% as of March 31, 2012. Wholesale banking deposits represented approximately 25% of total deposits as of March 31, 2013 and 28% March 31, 2012.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 3.5% in fiscal 2011, 4.0% in fiscal 2012 and 4.0% in fiscal 2013. The average cost of time deposits was 6.4% in fiscal 2011, 8.6% in fiscal 2012 and 9.0% in fiscal 2013. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2011			2012			2013
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	361,184.3	19.4%	Rs.	390,682.9	17.6%	Rs.	414,590.2	15.6%
Savings deposits		562,258.1	30.1		657,063.0	29.7		764,180.0	28.7
Time deposits		942,294.2	50.5		1,167,955.8	52.7		1,481,272.4	55.7

Total	Rs.	1,865,736.6	100.0%	Rs.	2,215,701.7	100.0%	Rs.	2,660,042.6	100.0%

As of March 31, 2013, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2013
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.	481,880.0	Rs.	279,011.1	Rs.	367,244.4	Rs.	314,450.1

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2011		2012	2013
	(in millions, except percentages)
Period end	Rs.	136,686.7	Rs.182,642.8	Rs.350,617.2
Average balance during the period	Rs.	102,029.3	Rs.195,493.8	Rs.241,905.5
Maximum outstanding	Rs.	255,927.6	Rs.402,246.2	Rs.508,131.8
Average interest rate during the period(1)		5.3%	6.3%	5.9%
Average interest rate at period end(2)		5.5%	6.1%	6.6%

1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2011, 2012 and 2013.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 1 or Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2013 are Rs. 130.28 billion (previous year: Rs. 69.81 billion), Rs. 39.59 billion (previous year: Rs. 39.25 billion), and Rs. 2.00 billion (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Lower Tier II	INR	2003-04	2017-18	13.3	6.00	—	—	0.05
Lower Tier II	INR	2003-04	2014-15	10.3	5.90	—	—	3.95
Lower Tier II	INR	2004-05	2014-15	9.9	7.05	—	—	0.15
Lower Tier II	INR	2004-05	2014-15	9.3	8.75	—	—	0.04
Lower Tier II	INR	2005-06	2015-16	9.5	7.50	—	—	4.14
Lower Tier II	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier II	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier II	INR	2005-06	2015-16	9.9	8.60	—	—	3.00
Lower Tier II	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Lower Tier II	INR	2006-07	2016-17	10.0	9.10	—	—	2.41
Lower Tier II	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
Lower Tier II	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Lower Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
Lower Tier II	INR	2012-13	2022-23	10.0	8.95	2017-18	—	5.65
Lower Tier II	INR	2012-13	2022-23	10.0	9.10	2017-18	—	14.05
Lower Tier II	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Lower Tier II	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
Lower Tier II	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
Lower Tier II	INR	2012-13	2027-28	15.0	9.45	2022-23	—	34.77
Upper Tier II	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	8.95	2016-17	9.70	0.36
Upper Tier II	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	LIBOR+2.2	5.43

Upper Tier II	INR	2007-08	2022-23	15.0	10.84	2017-18	5 Year GSec Yield+3.5	1.00
Upper Tier II	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Upper Tier II	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier II	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Perpetual Bond	INR	2006-07	—		9.92	2016-17	10.92	2.00

The Upper Tier II U.S. dollar debt depicted in the table above is for an amount of US $100 million raised during fiscal 2007 carrying an interest rate of Libor + 1.20%. In the table above, the rupee equivalent is based on the translation rate of Rs. 54.285 = US $1.00. We have a right to redeem certain of the issuances as noted above under “year of call.” If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2013(1)
	0-28 Days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	98,823.6	6,209.4	10,860.6	7,279.0	123,172.6	56,985.2	1,838.5	36,743.9	218,740.2
Term placements	1,932.4	7,632.1	21,514.5	41,240.8	72,319.8	47,021.5	36,263.9	43,660.5	199,265.7
Investments held for trading(4)	53,847.0	33,033.1	293.5	89.6	87,263.2	—	120.3	—	87,383.5
Investments available for sale(5)(6)	325,829.7	41,739.2	70,393.7	57,674.0	495,636.6	293,262.8	19,761.1	209,411.0	1,018,071.5
Securities purchased under agreement to resell	67,000.0	—	—	—	67,000.0	—	—	—	67,000.0
Loans, net(7)(8)	216,602.9	266,002.5	240,519.8	276,099.2	999,224.4	1,125,423.3	195,597.8	184,306.1	2,504,551.6
Accrued interest receivable	34,370.9				34,370.9				34,370.9
Other assets	13,483.3	5,476.5	—	—	18,959.8	104,219.6	—	—	123,179.4

Total financial assets	811,889.8	360,092.8	343,582.1	382,382.6	1,897,947.3	1,626,912.4	253,581.6	474,121.5	4,252,562.8

Deposits(9)(10)	299,773.2	189,464.4	208,361.7	179,142.4	876,741.7	1,264,966.9	52,243.3	766,582.0	2,960,533.9
Debt(11)	27,466.4	69,048.7	53,068.4	20,153.9	169,737.4	71,544.4	73,779.4	125,775.7	440,836.9
Securities sold under repurchase agreements	205,000.0	—	—	—	205,000.0	—	—	—	205,000.0
Other Liabilities(12)	106,864.7	26,773.8	31,519.2	—	165,157.7	128,999.7	—	—	294,157.4

Total financial liabilities	639,104.3	285,286.9	292,949.3	199,296.3	1,416,636.8	1,465,511.0	126,022.7	892,357.7	3,900,528.2

Asset/liability gap	172,785.5	74,805.9	50,632.8	183,086.3	481,310.5	161,401.4	127,558.9	(418,236.2)	352,034.6

Cumulative gap	172,785.5	247,591.3	298,224.2	481,310.5	481,310.5	642,711.9	770,270.8	352,034.6	352,034.6

Cumulative gap as a percentage of total financial assets	21.3%	21.1%	19.7%	25.4%	25.4%	18.2%	20.4%	8.3%	8.3%

1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
2)	Cash on hand is classified in the “0-28” days category.
3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
4)	Securities in the trading book are classified based on the expected time of realization for such investments. Units of open ended mutual funds are classified in ‘0-28’ days category.
5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
6)	Shares in the available-for-sale investment portfolio are classified in the “over 5 years” category. Units of open ended mutual funds are classified in ‘0-28’ days category.
7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
9)	Non-maturity deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
10)	Time deposits under Rs. 50 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
11)	Includes short-term borrowings and long-term debt.
12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.

For further information on how we manage our asset liability risk, see “Business—Market Risk.”

Loan Portfolio and Credit Substitutes

As of March 31, 2013, our gross loan portfolio amounted to Rs. 2,538.2 billion. As of that date, our gross credit substitutes outstanding were Rs. 46.6 billion and represented credit substitutes outstanding. Almost all our gross loans and credit substitutes are to borrowers in India and over 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes.”

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2009		2010		2011		2012		2013
	(in millions)
Retail loans	Rs.	620,393.9	Rs.	732,984.2	Rs.	980,144.6	Rs.	1,344,966.8	Rs.	1,729,503.7
Wholesale loans		390,652.0		587,956.8		668,605.7		689,314.4		808,742.1
Gross loans	Rs.	1,011,045.9	Rs.	1,320,941.0	Rs.	1,648,750.3	Rs.	2,034,281.2	Rs.	2,538,245.8
Credit substitutes (at fair value)		4,252.3		2,476.3		14,491.1		11,800.5		46,622.6
Gross loans plus credit substitutes	Rs.	1,015,298.2	Rs.	1,323,417.3	Rs.	1,663,241.4	Rs.	2,046,081.7	Rs.	2,584,868.4

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2013
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	541,093.1	Rs.	1,028,807.2		Rs.159,603.4
Wholesale loans		458,131.3		297,660.2		52,950.6
Gross loans	Rs.	999,224.4	Rs.	1,326,467.4		Rs.212,554.0
Credit substitutes (at fair value)		41,568.1		5,054.5		—
Gross loans plus credit substitutes	Rs.	1,040,792.5	Rs.	1,331,521.9		Rs.212,554.0

	At March 31, 2013
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	122,377.4	Rs.	552,109.2	Rs.	184,952.9
Fixed rates		876,847.0		774,358.2		27,601.1
Gross loans	Rs.	999,224.4	Rs.	1,326,467.4	Rs.	212,554.0
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		41,568.1		5,054.5		—
Gross credit substitutes	Rs.	41,568.1	Rs.	5,054.5	Rs.	—
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	122,377.4	Rs.	552,109.2	Rs.	184,952.9
Fixed rates		918,415.1		779,412.7		27,601.1

Gross loans and credit substitutes	Rs.	1,040,792.5	Rs.	1,331,521.9	Rs.	212,554.0

Concentration of Loans and Credit Substitutes

Pursuant to the guidelines of the RBI, our exposure to individual borrowers is limited to 15% of our capital funds (as defined by RBI and calculated under Indian GAAP), and our exposure to a group of companies under the same management is limited to 40% of our capital funds. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10% in respect of group borrowers. We may, in exceptional circumstances, with the approval of our board of directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. See “Supervision and Regulation—Credit Exposure Limits.”

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

	At March 31,
	2009			2010			2011			2012			2013
	(in millions, except percentages)
Wholesale Trade	Rs.	—	—%	Rs.	46,003.6	3.5%	Rs.	68,948.3	4.1%	Rs.	110,828.9	5.4%	Rs.	178,552.2	6.9%
Land transport		53,270.5	5.3		59,080.3	4.5		91,140.0	5.5		129,736.4	6.3		157,938.8	6.1
Automobile & Auto Ancillary		38,991.6	3.8		73,833.6	5.6		79,226.6	4.8		70,175.3	3.4		109,667.7	4.2
Services		—	—		—	—		—	—		—	—		73,757.3	2.9
Retail trade		22,356.2	2.2		—	—		38,203.9	2.3		52,373.5	2.6		71,102.3	2.8
Food & Beverage		—	—		—	—		34,458.0	2.1		46,444.1	2.3		70,405.2	2.7
Non-Banking Financial Companies /Financial Intermediaries		40,681.5	4.0		53,802.5	4.1		56,852.9	3.3		52,596.5	2.6		58,346.2	2.3
Iron & Steel		—	—		—	—		39,203.3	2.4		—	—		53,229.3	2.1
Real Estate & Property Services		—	—		27,051.3	2.0		39,964.8	2.4		47,422.1	2.3		—	—
Activities allied to agriculture		32,492.8	3.2		31,493.6	2.4		49,024.3	2.9		45,591.8	2.2		—	—
Power		—	—		—	—		36,646.8	2.2		44,135.9	2.2		—	—
Banks and Financial Institutions		—	—		37,590.1	2.8		45,070.1	2.7		—	—		—	—
Fertilizers		27,445.3	2.7		54,830.1	4.1		34,157.5	2.1		—	—		—	—
Housing Finance Companies		—	—		35,697.6	2.7		—	—		—	—		—	—
Petroleum & Petroleum Products		26,437.3	2.6		—	—		—	—		—	—		—	—
Others (including unclassified retail)		773,623.0	76.2		904,034.6	68.3		1,050,344.9	63.2		1,446,777.2	70.7		1,811,869.4	70.0

Total	Rs.	1,015,298.20	100.0%	Rs.	1,323,417.3	100.0%	Rs.	1,663,241.4	100.0%	Rs.	2,046,081.7	100.0%	Rs.	2,584,868.4	100.0%

As of March 31, 2013, our 10 largest exposures totaled approximately Rs. 455.2 billion and represented 100.2% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 34.6% of our capital funds as on March 31, 2013 as per RBI guidelines.

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

We are required to comply with the priority sector lending requirements as of March 31 of each fiscal year. Until fiscal 2012, the priority sector lending was reckoned as of the last reporting Friday of each fiscal year, a date specified by the RBI for reporting. We have met our overall priority sector lending targets of 40%. However, agricultural loans made under the ‘direct’ category were 12.6% of ANBC, against the requirement of 13.5%, with a shortfall of Rs.16.8 billion, and advances to sections termed “weaker” by the RBI were 6.0% against the requirement of 10.0%, with a shortfall of Rs. 72.3 billion. We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in certain sub-categories of priority sector lending targets. As of March 31, 2013, our total investments as directed by RBI in such deposits were Rs. 142.7 billion yielding returns ranging from 3% to 7%.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	As of March 31,
	2009	2010	2011	2012	2013
	(in millions)
Directed lending:
Agriculture	Rs.105,459.5	Rs.155,383.0	Rs.204,506.2	Rs.246,506.4	Rs.291,689.2
Micro and small enterprises	108,932.2	181,739.6	222,933.8	248,497.9	296,012.3
Other	85,736.7	107,206.0	123,550.0	148,296.9	184,872.3

Total directed lending	Rs.300,128.4	Rs.444,328.6	Rs.550,990.0	Rs.643,301.2	Rs.772,573.8

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

As of March 31, 2013, our gross non-performing loans as a percentage of gross loan assets were 0.8 % and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets were 0.2%. As of March 31, 2013, 15.2% of non-performing loans were unsecured and unsecured non-performing loans were 0.6% of gross unsecured loans. Our valuation allowances, excluding unallocated allowances were 77.9% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.3% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31,
	2009		2010		2011		2012		2013
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	14,957.7	Rs.	13,038.0	Rs.	11,159.5	Rs.	11,311.3	Rs.	14,579.1
Wholesale loans		4,599.8		6,224.9		9,502.9		7,723.6		6,553.0

Gross non-performing loans	Rs.	19,557.5	Rs.	19,262.9	Rs.	20,662.4	Rs.	19,034.9	Rs.	21,132.1

Specific valuation allowances	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9
Unallocated valuation allowances		11,330.3		9,940.3		9,804.5		12,590.2		17,227.3
Non-performing loans net of specific valuation allowance		6,336.9		5,442.6		4,572.6		3,718.2		4,665.2
Gross loan assets		1,011,045.9		1,320,941.0		1,648,750.3		2,034,281.2		2,538,245.8
Net loan assets	Rs.	986,495.0	Rs.	1,297,180.4	Rs.	1,622,856.0	Rs.	2,006,374.3	Rs.	2,504,551.6
Gross non-performing loans as a percentage of gross loans		1.9%		1.5%		1.3%		0.9%		0.8%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		32.0%		25.5%		16.0%		14.4%		15.2%
Unsecured non-performing loans as a percentage of gross unsecured loans.		2.7%		1.4%		0.9%		0.6%		0.6%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.6%		0.4%		0.3%		0.2%		0.2%
Specific valuation allowance as a percentage of gross non-performing loans		67.6%		71.7%		77.9%		80.5%		77.9%
Total valuation allowance as a percentage of gross non-performing loans		125.5%		123.3%		125.3%		146.6%		159.4%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2009		2010	2011	2012	2013
	(in millions)
Performing	Rs.	991,488.4	Rs.1,301,678.1	Rs.1,628,087.9	Rs.2,015,246.3	Rs.2,517,113.7
Non-performing or impaired:
On accrual status		—	1,078.5	3,938.0	624.4	253.3
On non-accrual status		19,557.5	18,184.4	16,724.4	18,410.5	20,878.8

Total non-performing or impaired		19,557.5	19,262.9	20,662.4	19,034.9	21,132.1

Total	Rs.	1,011,045.9	Rs.1,320,941.0	Rs.1,648,750.3	Rs.2,034,281.2	Rs.2,538,245.8

We consider a loan to be performing when no principal or interest payment is one quarter or more past due and where we expect to recover all amounts due to us. In the case of wholesale loans, we also identify loans as non-performing or impaired even when principal or interest payments are less than one quarter past due but where we believe recovery of all principal and interest amounts is doubtful. Interest income from loans is recognized on an accrual basis using effective interest method when earned except in respect of loans placed on non-accrual status, for which interest income is recognized when received. Loans are placed on “non-accrual” status when interest or principal payments are one quarter past due.

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

We also record unallocated allowances for retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate unallocated allowance for retail loans based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio. Subsequent recoveries, if any, against write off cases are adjusted to provision for credit losses in the consolidated statement of income.

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

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors—We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.”

	2009					2010					2011				2012				2013
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans	% of loans in industry	Gross Loans		Non performing loans	% of loans in industry	Gross Loans		Non performing loans	% of loans in industry
	(Rupees in millions, except percentages)
Information Technology	Rs.	4,700.8	Rs.	14.0	0.3%	Rs.	—	Rs.	—	—%	Rs.	—	—	—%	Rs.	11,004.0	529.5	4.8%	Rs.	9,955.8	604.2	6.1%
Mining & minerals		—		—	—		4,254.5		1.3	—		7,963.0	505.7	6.4		13,865.0	505.7	3.6		11,103.0	504.4	4.5
Textiles & Garments		11,773.3		448.3	3.8		13,836.8		788.6	5.7		17,285.3	1,410.0	8.2		17,931.2	1,430.5	8.0		28,010.3	918.0	3.3
NBFC / Financial Intermediaries		40,425.2		11.2	—		—		—	—		54,241.0	2,147.1	4.0		47,563.0	1,782.7	3.7		35,588.9	1,124.2	3.2
Engineering		17,529.4		17.8	0.1		21,106.9		118.1	0.6		23,846.4	224.3	0.9		33,487.0	212.3	0.6		42,721.6	557.1	1.3
Retail advances not otherwise classified		507,274.0		13,789.6	2.7		557,204.8		12,179.3	2.2		751,084.6	10,267.8	1.4		996,118.1	10,543.5	1.1		1,170,409.1	13,215.0	1.1
Iron & steel		12,462.9		179.8	1.4		20,337.2		165.4	0.8		39,203.3	207.6	0.5		40,755.1	57.7	0.1		53,229.3	492.6	0.9
Land transport		53,270.5		1,182.3	2.2		59,080.3		858.7	1.5		91,140.0	891.7	1.0		129,736.4	770.4	0.6		157,938.8	1,316.0	0.8
Food & Beverage		18,808.9		783.5	4.2		23,567.9		801.6	3.4		34,458.0	878.2	2.5		46,444.1	829.9	1.8		69,213.0	571.7	0.8
Consumer durables		—		—	—		2,396.8		189.5	7.9		—	—	—		6,324.2	76.7	1.2		9,479.8	76.7	0.8
Wholesale Trade		9,587.6		—	—		46,003.6		365.7	0.8		68,948.3	728.6	1.1		110,828.9	638.5	0.6		178,552.2	805.8	0.5
Activities allied to agriculture		32,492.8		165.2	0.5		31,493.6		262.1	0.8		49,024.3	256.6	0.5		45,591.8	166.9	0.4		51,213.7	205.5	0.4
Telecom		10,377.8		620.2	6.0		6,376.5		59.2	0.9		14,564.7	59.2	0.4		19,053.5	77.0	0.4		17,239.0	66.1	0.4
Chemical & Products		—		—	—		10,455.0		129.1	1.2		—	—	—		—	—	—		27,095.7	74.2	0.3
Miscellaneous industries		40,999.8		92.1	0.2		46,379.9		115.2	0.2		33,930.2	178.7	0.5		12,242.2	78.5	0.6		38,076.9	97.8	0.3
Automobile & Auto Ancillary		—		—	—		73,784.3		9.4	—		76,336.1	266.9	0.3		70,078.3	281.8	0.4		105,073.6	254.1	0.2
Retail Trade		22,308.7		1,741.1	7.8		24,882.5		1,887.1	7.6		38,203.9	1,888.0	4.9		52,373.5	269.0	0.5		71,102.3	147.9	0.2
Wood & Products		—		—	—		—		—	—		—	—	—		—	—	—		3,716.0	5.7	0.2
Plastic & Products		—		—	—		2,302.1		9.2	0.4		—	—	—		—	—	—		8,898.3	9.4	0.1
Power		—		—	—		—		—	—		—	—	—		44,135.9	48.6	0.1		49,453.9	48.6	0.1
Paper & paper products		3,707.4		67.8	1.8		7,210.8		165.3	2.3		6,083.7	156.7	2.6		—	—	—		12,054.3	8.2	0.1
Home Finance Companies		16,675.0		99.3	0.6		35,697.6		73.3	0.2		21,160.6	50.5	0.2		12,167.8	30.1	0.2		14,175.2	5.5	—
Services		9,109.4		146.7	1.6		—		—	—		32,409.1	21.7	0.1		38,967.0	16.3	—		73,335.2	16.3	—
Gems & jewelry		7,922.7		129.0	1.6		11,369.0		129.1	1.1		14,714.9	129.1	0.9		28,992.4	134.7	0.5		41,809.8	5.6	—
Fertilizers		27,445.3		0.1	—		—		—	—		34,157.5	2.4	—		18,764.1	1.9	—		17,431.6	1.5	—
Drugs & pharmaceuticals		—		—	—		14,725.3		383.5	2.6		10,756.5	373.2	3.5		11,878.3	365.2	3.1		—	—	—
Glass & glass products		—		—	—		—		—	—		—	—	—		5,105.8	138.4	2.7		—	—	—
Capital Market Intermediaries		—		—	—		—		—	—		—	—	—		14,519.3	49.1	0.3		—	—	—
Real Estate & Property Services		—		—	—		27,051.3		18.4	0.1		39,964.8	18.4	—		—	—	—		—	—	—
Construction		—		—	—		8,980.0		553.8	6.2		—	—	—		—	—	—		—	—	—
Manufacture of metal products		6,716.6		69.5	1.0		—		—	—		—	—	—		—	—	—		—	—	—
Total				19,557.5					19,262.9				20,662.4				19,034.9				21,132.1
Specific allowance for credit losses				13,220.6					13,820.3				16,089.8				15,316.7				16,466.9
Non-performing loans				6,336.9					5,442.6				4,572.6				3,718.2				4,665.2

As of March 31, 2013, our gross non-performing loan as a percentage of gross loans in the respective industries was the highest in Information Technology, Mining & Minerals and Textiles & Garments.

Information Technology

Due to lower industrial growth in the western countries and reduction of information technology (IT) budgets, the order inflow for the Indian IT companies has been slack, thereby affecting their revenues and margins. In relation to us, the problem exposure mainly pertains to a single company which was affected by high leverage and a decrease in margins. The sector is expected to benefit from the depreciation of the Rupee during the forthcoming year.

Mining & Minerals

The mining sector in India has been adversely affected by lower international demand for raw materials like iron ore and bauxite, as well as closure of several mines ordered by statutory authorities due to environmental concerns. Our exposure pertains to a single company active in bauxite mining, which is expected to stage a recovery during the forthcoming year.

Textiles & Garments

The textile industry in India depends a lot on export sales. Due to recessionary conditions in overseas markets and competition from low cost countries like Bangladesh, Sri Lanka and Vietnam there was an increase in the mortality rates in this sector.

Top Ten Non-Performing Loans

As of March 31, 2013, we had 117 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 19.0% of our gross non-performing loans and 0.2% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. Only in respect of borrower 1 is the loan collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral) and as of March 31, 2013 the fair value of the collateral and our share thereof exceeds the loan amount outstanding net of allowance for credit losses. Interest payments not being serviced as of fiscal 2013 for all other loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

	As of March 31, 2013
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in collateral value		Currently servicing all interest payments
			(in millions)
Borrower 1	Wholesale Trade	Consortium	Rs.	590.3	Rs.	145.3	Rs.	161.3	No
Borrower 2	Mining & Minerals	Multiple		504.4		—		—	No
Borrower 3	Food & Beverage	Consortium		485.9		273.6		355.6	No
Borrower 4	Iron & Steel	Multiple		476.2		—		—	No
Borrower 5	NBFC / Financial Intermediaries	Multiple		421.2		25.8		32.4	Yes
Borrower 6	Information Technology	Multiple		400.0		—		—	No
Borrower 7	Textiles & Garments	Multiple		341.6		11.9		15.2	No
Borrower 8	NBFC / Financial Intermediaries	Multiple		330.0		18.9		23.7	Yes
Borrower 9	Automobile & Auto Ancillary	Multiple		238.9		109.1		134.8	Yes
Borrower 10	Engineering	Consortium		233.5		9.6		12.4	No
			Rs.	4,022.0	Rs.	594.2

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2009		2010		2011		2012		2013
	(in millions, except percentages)
Gross restructured loans	Rs.	685.7	Rs.	1,810.0	Rs.	2,123.0	Rs.	4,353.2	Rs.	3,638.5
Allowance for credit losses		685.7		742.2		1,061.9		3,332.0		3,126.0
Net restructured loan	Rs.	—	Rs.	1,067.8	Rs.	1,061.1	Rs.	1,021.2	Rs.	512.5
Gross restructured loans as a percentage of gross non-performing loans		3.5%		9.4%		10.3%		22.9%		17.2%
Net restructured loans as a percentage of net non-performing loans		—		19.6%		23.2%		27.5%		11.0%

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2009		2010		2011		2012		2013
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7
Net allowance for credit losses for the period including on acquisition of CBoP:
Retail		21,063.6		18,147.6		10,480.4		7,781.9		12,710.3
Wholesale		5,567.2		1,436.3		3,634.9		1,674.6		315.9
Less allowances no longer required on account of write-offs		(19,251.8)		(18,984.2)		(11,845.8)		(10,229.6)		(11,876.0)

Specific allowance for credit losses at the end of period	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9
Unallocated allowance for credit losses at the beginning of the period	Rs.	6,894.4	Rs.	11,330.3	Rs.	9,940.3	Rs.	9,804.5	Rs.	12,590.2
Additions during the period		4,435.9		(1,390.0)		(135.8)		2,785.7		4,637.1
Unallocated allowance for credit losses at the end of the period	Rs.	11,330.3	Rs.	9,940.3	Rs.	9,804.5	Rs.	12,590.2	Rs.	17,227.3
Total allowance for credit losses at the beginning of the period	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9
Allowance no longer required on account of write-offs		(19,251.8)		(18,984.2)		(11,845.8)		(10,229.6)		(11,876.0)
Net addition to total allowance for the period charged to expense		31,066.7		18,193.9		13,979.5		12,242.2		17,663.3
Total allowance for credit losses at the end of the period	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2

Movements in our allowances for credit losses charged to expense do not include recoveries against write off cases amounting to Rs. 4,404.9 million and Rs. 4,975.3 million for fiscals 2012 and 2013, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2009		2010		2011		2012		2013
	(in millions)
Wholesale
Allocated	Rs.	3,806.1	Rs.	4,610.8	Rs.	7,577.5	Rs.	6,433.7	Rs.	5,754.5
Unallocated		814.0		985.4		1,447.5		1,207.7		2,495.7

Subtotal	Rs.	4,620.1	Rs.	5,596.2	Rs.	9,025.0	Rs.	7,641.4	Rs.	8,250.2

Retail
Allocated		9,414.5		9,209.5		8,512.3		8,883.0		10,712.4
Unallocated		10,516.3		8,954.9		8,357.0		11,382.5		14,731.6

Subtotal	Rs.	19,930.8	Rs.	18,164.4	Rs.	16,869.3	Rs.	20,265.5	Rs.	25,444.0

Allowance for credit losses	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2

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

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, dividends from securities and other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant Reserve Bank of India guidelines on shortfalls in directed lending sub-limits and interest from inter-bank placements.

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest bearing deposits, and the extent to which we rely on borrowings. Our allowance for credit losses is comprised of specific and unallocated allowances for loan loss. Impairments of credit substitutes are not included in our loan loss provision, but are reflected under “Non-interest revenue—other than temporary losses on available for sale securities” in our consolidated statements of income.

We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yield on average interest-earning assets and the cost of average interest-bearing liabilities, including current accounts which are non-interest bearing.

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

Our financial condition and results of operations are affected by general economic conditions prevailing in India. It was a challenging year for the Indian economy with lingering concerns over global growth prospects and financial stability weighing on external demand and international funding. Further, local headwinds such as inflation and policy impediments exacerbated the impact of a shaky global environment on domestic growth. The lagged effect of aggressive monetary tightening between January 2010 and March 2012 curtailed leveraged spending while a weak monsoon created a drag on rural demand pulling private consumption growth lower from 5.5% for fiscal 2012 to 3.3% for fiscal 2013. Further, policy hurdles such as land acquisition problems and environmental clearances continued to dampen investment momentum dragging investment growth lower to 3.0% from 5.3% a year ago despite efforts by the Government to clear these roadblocks. The intensification of the debt crisis in Europe, fiscal worries in the United States as well as a moderation in emerging markets across the globe pulled down export growth sharply to 5.0% from close to 15.3%, weakening a vital support to the GDP growth in fiscal 2012.

Unlike last year when the drag from local and global dampeners was largely concentrated on the industrial sector, the slowdown in growth was more broad-based in fiscal 2013. While industrial growth remained weak slowing from 3.5% in fiscal 2012 to 3.0% in fiscal 2013, service sector growth also fell sharply from 8.2% in fiscal 2012 to 6.6% in fiscal 2013. The industrial slowdown had an impact on private services such as trade, transportation, communication, finance, insurance, and real estate, and a fiscal compression drive pulled public services such as community, social and personal services lower. The slowdown in both industry and services was exacerbated by a weak monsoon that is likely to have dragged agricultural growth lower to 2.0% from 3.6% a year ago. As a result, GDP growth for fiscal 2013 slowed to 5.0% from 6.2% in fiscal 2012.

Despite a slowdown in growth over fiscal 2013, India has continued to outperform the global economy. With world output growth likely to remain relatively feeble at 3.5% in 2013 against 3.0% in 2012, structural supports from a rapidly expanding rural and semi-urban economy, favorable demographics and low product penetration are likely to continue to keep domestic growth higher than world growth.

Critical Accounting Policies

We have set forth below some of our critical accounting policies under U. S. GAAP. Investors should keep in mind that we prepare our general purpose financial statements in accordance with Indian GAAP and also report to the RBI and the Indian stock exchanges in accordance with Indian GAAP. In certain circumstances, we may take action that is required or permitted by Indian banking regulations which may have consequences under Indian GAAP that may be different from those under U.S. GAAP.

Allowance for Loan Losses

We provide an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

Our retail loan loss allowance consists of specific and unallocated allowances.

We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally we monitor loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days past due for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

We also record unallocated allowances for retail loans by product type. Our retail loan portfolio is comprised of groups of several small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our unallocated allowance for retail loans based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry to which the loan exposure relates and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

We grade our wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect scheduled payments of principal or interest when due according to the terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.

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

Revenue Recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. We generally do not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred. Customer acquisition costs are deferred and amortized as a yield adjustment over the life of the loan. Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible. Dividends from investments are recognized when declared. Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method. Other fees and income are recognized when earned, which is when the service that results in the income has been provided. We amortize the annual fees on credit cards over the contractual period of the fees.

Investments in Securities

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business.

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”), with changes in fair value recorded in earnings. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”).

Equity securities with readily determinable fair values and debt securities that are not classified as held to maturity or held for trading are classified as available for sale (“AFS”). Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

We generally report our investments in debt and equity securities at fair value, except for debt securities classified as HTM securities, which are reported at amortized cost. Fair values are based on market quotations where a market quotation is available and otherwise based on present values at current interest rates for such investments.

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. We identify other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than carrying value and the financial condition and economic prospects of the issuer. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. We do not recognize impairment for debt securities if the cause of the decline is related solely to interest rate increase and we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis. Additional disclosures have been provided on impairment status in Note 6 and Note 8 and on concentrations of credit risk in Note 12 of the Financial Statements.

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

Goodwill and Other Intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with FASB Accounting Standards Codification (“ASC”) 350-20 “Goodwill”. Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2013. The results of the first step of the impairment test showed no indication of impairment. Accordingly we did not perform the second step of the impairment test.

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

Fair Value Measurements

FASB ASC 820 (Topic 820) “Fair Value Measures and Disclosures” establishes a fair value hierarchy structure that prioritizes the inputs to valuation techniques used to determine the fair value of an asset or liability. ASC 820 distinguishes between inputs that are based on observed market data and unobservable inputs that reflect market participants’ assumptions. It emphasizes the use of valuation methodologies that maximize market inputs. For financial instruments carried at fair value, the best evidence of fair value is a quoted price in an actively traded market (Level 1). Where the market for a financial instrument is not active, valuation techniques are used. The majority of valuation techniques use market inputs that are either observable or indirectly derived from and corroborated by observable market data for substantially the full term of the financial instrument (Level 2). Because Level 1 and Level 2 instruments are determined by observable inputs, less judgment is applied in determining their fair values. In the absence of observable market inputs, the financial instrument is valued based on valuation techniques that feature one or more significant unobservable inputs (Level 3). The determination of the level of fair value hierarchy within which the fair value measurement of an asset or a liability is classified often requires judgment. We consider the following factors in developing the fair value hierarchy:

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

Level 2 inputs are inputs that are observable either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets, for substantially the full term of the financial instrument but do not qualify as Level 1 inputs. We generally classify derivative contracts and investments in debt securities, units of mutual funds, mortgage-backed securities and asset-backed securities as Level 2 measurements. Currently, substantially all such items qualify as Level 2 measurements. Level 2 items are fair valued using quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

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

As of March 31, 2013, our Level 3 instruments measured at fair value were nil.

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

Recently Issued Accounting Pronouncements Not Yet Effective

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (Topic 210) (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013 and should be applied retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, which clarifies the scope of ASU 2011-11 by limiting the disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent they are subject to an enforceable master netting or similar arrangement. The updates will not affect our consolidated financial position or results of operations since they amend only the disclosure requirements for offsetting financial instruments.

In July 2012, FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment (Topic 350)” (“ASU 2012-02”), which amends the guidance in ASC 350-30. Under the revised guidance, entities testing indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing quantitative assessment steps. If based on the qualitative assessment, an entity concludes it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the entity must complete the quantitative tests to determine if the asset is impaired. If an entity concludes otherwise, quantitative tests are not required. This new guidance will be effective for the interim or annual periods beginning on or after September 15, 2012. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220)” (“ASU 2013-02”). ASU 2013-02, requires an entity to disclose the effect on net income line items from significant amounts reclassified out of accumulated other comprehensive income and entirely into net income. However, for those reclassifications that are partially or entirely capitalized on the balance sheet, then entities must provide a cross-reference to disclosures that provide information about the effect of the reclassifications. ASU 2013-02 is effective for interim and annual periods beginning on or after December 15, 2012. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations.

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

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 21.8% from Rs. 118.6 billion in fiscal 2012 to Rs. 144.4 billion in fiscal 2013. Our net interest margin remained stable at 4.6% in fiscal 2013. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2012		2013		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Interest on loans	Rs.	210,315.7	Rs.	271,730.5	Rs.	61,414.8	29.2%
Interest on securities, including dividends and interest on trading assets		60,677.2		72,334.2		11,657.0	19.2
Other interest revenue		6,547.1		9,813.8		3,266.7	49.9
Total interest and dividend revenue		277,540.0		353,878.5		76,338.5	27.5
Interest on deposits		126,783.1		163,092.7		36,309.6	28.6
Interest on short-term borrowings		12,233.8		13,888.4		1,654.6	13.5
Interest on long term debt		11,988.5		19,556.9		7,568.4	63.1
Other interest expense		142.6		264.0		121.4	85.1
Total interest expense		151,148.0		196,802.0		45,654.0	30.2
Net interest revenue	Rs.	126,392.0	Rs.	157,076.5	Rs.	30,684.5	24.3%
Less allowance for credit losses:
Retail		6,445.6		11,107.1		4,661.5	72.3
Wholesale		1,391.7		1,580.9		189.2	13.6
Total	Rs.	7,837.3	Rs.	12,688.0	Rs.	4,850.7	61.9%
Net interest revenue after allowance for credit losses	Rs.	118,554.7	Rs.	144,388.5	Rs.	25,833.8	21.8%

Interest and Dividend Revenue

Interest income on loans increased by 29.2% primarily due to an increase in our average loan book. Average volumes of our total loan book increased by 25.6% from Rs. 1,854.4 billion in fiscal 2012 to Rs. 2,328.3 billion in fiscal 2013. Our average volume of retail loans increased by 37.0% from Rs. 1,094.6 billion in fiscal 2012 to Rs. 1,499.2 billion in fiscal 2013. The growth in retail loans was across the product segments. Our average volume of wholesale loans increased by 9.1% from Rs. 759.8 billion in fiscal 2012 to Rs. 829.2 billion in fiscal 2013. Retail loan yields decreased marginally to 12.6% in fiscal 2013 as compared to 12.8% in fiscal 2012. Wholesale loan yields increased from 9.2% in fiscal 2012 to 9.9% in fiscal 2013.

Interest on securities, including dividends, increased by 19.2% from Rs. 60.7 billion in fiscal 2012 to Rs. 72.3 billion in fiscal 2013, driven by an increase of Rs. 133.3 billion in average volume of investments and a marginal rise in yields from 8.0% in fiscal 2012 to 8.1% in fiscal 2013.

Other interest revenue increased by 49.9% for fiscal 2013 compared to fiscal 2012 due to an increase in interest from our placements with central government bodies which are made to comply with the extant Reserve Bank of India guidelines on shortfall in priority sector lending sub-limits and term placements with other banks. Average placements with central government bodies increased by Rs. 30.4 billion in fiscal 2013 and yields thereon increased from 4.7% in fiscal 2012 to 4.9% in fiscal 2013.

Interest Expense

Our interest expense on deposits increased by 28.6% from Rs. 126.8 billion in fiscal 2012 to Rs. 163.1 billion in fiscal 2013 due to an increase in average interest bearing deposits by 23.0% from Rs. 1,825.0 billion in fiscal 2012 to Rs. 2,245.5 billion in fiscal 2013.

There was an increase in the average volume of our savings accounts from Rs. 657.1 billion in fiscal 2012 to Rs. 764.2 billion in fiscal 2013 and an increase in the average volume of our time deposits from Rs. 1,168.0 billion in fiscal 2012 to Rs. 1,481.3 billion in fiscal 2013. Increase in our average cost of deposits further augmented the increase in interest expense on deposits. Our average cost of deposits increased from 5.7% in fiscal 2012 to 6.1% in fiscal 2013 as a result of a decrease in the proportion of average current and savings account balances to average total deposits from 47.3% to 44.3%. There was an increase in the average cost of time deposits from 8.6% in fiscal 2012 to 9.0% in fiscal 2013.

Our interest expense on short-term borrowings increased by 14.3% from Rs. 12.4 billion in fiscal 2012 to Rs. 14.2 billion in fiscal 2013 mainly on account of an increase in our average volumes of short-term borrowings which increased by 23.7% from Rs. 195.5 billion in fiscal 2012 to Rs. 241.9 billion in fiscal 2013. This was partially off-set by a decrease in our cost of short-term borrowings from 6.3% in fiscal 2012 to 5.9% in fiscal 2013. Our interest expense on long-term debt increased by 63.1%. This was largely attributable to the Rs. 60.5 billion lower tier II debt capital we raised during fiscal 2013. Our average volumes of long-term debt increased from Rs. 148.2 billion in fiscal 2012 to Rs. 234.5 billion in fiscal 2013.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 61.9% from Rs. 7.8 billion in fiscal 2012 to Rs. 12.7 billion in fiscal 2013.

This increase was mainly attributable to an increase in the allowances for credit losses in our retail loan portfolio which increased by 72.3% from Rs. 6.4 billion in fiscal 2012 to Rs. 11.1 billion in fiscal 2013. The increase was primarily due to higher allowances in our commercial vehicle and equipment finance loans. An unfavorable economic situation characterized by sluggish road freight demand on account of continued moderation in industrial activity and compression in margins for truck operators due to a sustained gradual increase in diesel prices and the inability to pass on the increase in operating costs on account of slowdown in mining and iron ore freight movement, led to an increase in the delinquency of these loans. This was further augmented by higher retail unallocated allowances, which increased by 10.7% from Rs. 3.0 billion in fiscal 2012 to Rs. 3.3 billion in fiscal 2013. This increase was mainly attributable to the growth in our retail loan portfolio and expected losses thereon. Average volume of our retail loans increased by 37.0% from Rs. 1,094.6 billion in fiscal 2012 to Rs. 1,499.2 billion in fiscal 2013.

Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 13.6% from Rs. 1.4 billion in fiscal 2012 to Rs. 1.6 billion in fiscal 2013. This increase was primarily on account of an increase in our wholesale unallocated allowances which was attributable to the growth in our wholesale loan portfolio and expected losses thereon. The average volume of our wholesale loans increased by 9.1% from Rs. 759.8 billion in fiscal 2012 to Rs. 829.2 billion in fiscal 2013.

Non-Interest Revenue

Our non-interest revenue increased by 23.9% from Rs. 52.6 billion in fiscal 2012 to Rs. 65.2 billion in fiscal 2013. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2012		2013		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	44,867.2	Rs.	53,989.6	Rs.	9,122.4	20.3%
Realized gains/(losses) on AFS securities		(2,614.3)		681.5		3,295.8	*
Trading securities gain/(loss), net		(154.7)		105.0		259.7	*
Foreign exchange transactions		7,531.5		9,727.0		2,195.5	29.2
Derivatives gains/(loss)		2,788.7		241.9		(2,546.8)	(91.3)
Other		177.1		432.4		255.3	144.2
Total non-interest revenue	Rs.	52,595.5	Rs.	65,177.4	Rs.	12,581.9	23.9%

*	Not meaningful

Fees and commissions increased by 20.3% from Rs. 44.9 billion in fiscal 2012 to Rs. 54.0 billion in fiscal 2013 primarily on account of an increase in fees and commissions generated by the retail segment. This increase was primarily attributable to fees and charges on retail asset products, fees on credit cards, transactional charges and fees on deposit accounts and fees earned from distribution of insurance products. Fees and charges on retail asset products were primarily comprised of processing fees on new loans, foreclosure charges and fees from the sourcing of home loans. An increase in volume of credit card spends led to higher interchange income. Fees and commissions earned from our wholesale segment increased mainly on account of increase in income from our consignment bullion business.

Realized gains on AFS securities were primarily on account of sale of government of India securities which was partially offset by other than temporary impairment losses recognized in some of our investment securities. Gain on trading securities was primarily attributable to mark-to-market gains.

Income from foreign exchange transactions increased from Rs. 7.5 billion in fiscal 2012 to Rs. 9.7 billion in fiscal 2013, mainly on account of improvement in spreads on trades with non-bank customers. In fiscal 2013, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 0.3 billion. The income during fiscal 2013 was primarily on account of income of Rs. 3.1 billion from forward exchange contracts which was primarily attributable to cancellations of forward exchange contracts by non-bank customers. This income was offset by loss of Rs. 2.2 billion from interest rate derivatives and loss of Rs. 0.7 billion from currency options and currency swaps. Loss from interest rate derivatives was largely attributable to mark-to-market loss on account of decline in interest rates during fiscal 2013. In fiscal 2012, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 3.6 billion which includes gain of Rs. 2.6 billion from forward exchange contracts and gain from currency swaps and currency options of Rs. 1.7 billion. Gain from derivative transactions (net of loss of Rs. 0.1 billion on account of credit spread) was Rs. 0.2 billion in fiscal 2013 as compared to a gain of Rs. 2.8 billion (net of loss of Rs. 0.8 billion on account of credit spread) in fiscal 2012.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2012		2013		Increase/ (Decrease)		% Increase/ (Decrease)	2012 % of net revenues	2013 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	45,791.3	Rs.	53,954.1	Rs.	8,162.8	17.8%	26.8%	25.7%
Premises and equipment		14,595.1		17,391.4		2,796.3	19.2	8.5	8.3
Depreciation and amortization		5,588.7		6,686.2		1,097.5	19.6	3.3	3.2
Administrative and other		29,009.5		37,254.9		8,245.4	28.4	16.9	17.8
Amortization of intangibles		2,328.9		2,304.5		(24.4)	(1.0)	1.4	1.1
Total non-interest expense	Rs.	97,313.5	Rs.	117,591.1	Rs.	20,277.6	20.8%	56.9%	56.1%

Total non-interest expense increased by 20.8% from Rs. 97.3 billion in fiscal 2012 to Rs. 117.6 billion in fiscal 2013. As a percentage of our net revenues, non-interest expense was 56.1% in fiscal 2013 as compared to 56.9% in fiscal 2012.

As of March 31, 2013, we had 3,062 branches and 10,743 ATMs across 1,845 locations, which increased from 2,544 branches and 8,913 ATMs across 1,399 locations as of March 31, 2012. This led to an overall increase in our non-interest expense.

Salaries and staff benefits increased by 17.8% from Rs. 45.8 billion in fiscal 2012 to Rs. 54.0 billion in fiscal 2013. This increase was primarily attributable to an increase in staff salaries and allowances and in the number of employees from 66,076 as of March 31, 2012 to 69,065 employees as of March 31, 2013.

Premises and equipment costs increased on account of an increase in rent, electricity, housekeeping, security, equipment maintenance and other infrastructure costs relating to the expanded branch network.

Depreciation and amortization expenses increased due to the increase in our distribution network and higher spending on technology and infrastructure to support our growth.

Administrative and other expenses increased primarily on account of higher printing and stationery, postage and communication and insurance costs.

We continued to amortize the intangible assets that were acquired on the merger of CBoP—i.e. our branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible, and favorable leases—over their estimated remaining useful life. This amortization resulted in a charge of Rs. 2.3 billion in fiscal 2013.

Income Tax

Our income tax expense, net of interest earned on income tax refunds amounting to Rs. 1.1 billion, increased by 25.2%, from Rs. 23.8 billion in fiscal 2012 to Rs. 29.8 billion in fiscal 2013. Our effective tax rate was 32.3% in fiscal 2012 and 32.4% in fiscal 2013. The effective tax rate was higher in fiscal 2013 primarily on account of lower tax free income from our investments.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2012 and 2013:

	Year ended March 31,
	2012	2013
Effective statutory income tax rate	32.45%	32.45%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	1.72	1.60
Income exempt from taxes	(1.33)	(0.65)
Interest on income tax refunds	(0.88)	(0.83)
Other, net	0.13	(0.13)
Effect of change in statutory tax rate	0.18	—
Annual effective income tax rate	32.27%	32.44%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 24.2% from Rs. 49.8 billion in fiscal 2012 to Rs. 61.8 billion in fiscal 2013.

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
Less allowance for credit losses:
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

There was an increase in the average volume of our savings accounts from Rs. 562.3 billion in fiscal 2011 to Rs. 657.1 billion in fiscal 2012 and an increase in the average volume of our time deposits from Rs. 942.3 billion in fiscal 2011 to Rs. 1,168.0 billion in fiscal 2012. Increase in our average cost of deposits further augmented the increase in interest expense on deposits. Our average cost of deposits increased from 4.3% in fiscal 2011 to 5.7% in fiscal 2012 as a result of a decrease in the proportion of average current and savings account balances to average total deposits from 49.5% to 47.3%. There was an increase in the average cost of time deposits from 6.4% in fiscal 2011 to 8.6% in fiscal 2012. In addition, the average cost of savings accounts increased from 3.5% in fiscal 2011 to 4.0% in fiscal 2012 due to a regulatory change effective May 2011.

Our interest expense on short-term borrowings increased by 128.8% from Rs. 5.4 billion in fiscal 2011 to Rs. 12.4 billion in fiscal 2012 mainly on account of an increase in our average volumes of short-term borrowings which increased by 91.6% from Rs. 102.0 billion in fiscal 2011 to Rs. 195.5 billion in fiscal 2012 and an increase in our cost of short-term borrowings from 5.3% in fiscal 2011 to 6.3% in fiscal 2012. Our interest expense on long-term debt increased by 45.8%. This was largely attributable to the Rs. 36.5 billion lower tier II debt capital we raised in the first half of fiscal 2012. Our average volumes of long-term debt increased from Rs. 101.2 billion in fiscal 2011 to Rs. 148.2 billion in fiscal 2012.

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

Decrease in our wholesale loan allowance was partially offset by increase in our retail loan allowance which increased by 15.4% from Rs. 5.6 billion in fiscal 2011 to Rs. 6.4 billion in fiscal 2012. This increase was primarily on account of an increase in our retail unallocated allowances which was attributable to the growth in our retail loan portfolio and expected losses thereon. Average volume of our retail loans increased by 37.1% from Rs. 798.5 billion in fiscal 2011 to Rs. 1,094.6 billion in fiscal 2012.

Non-Interest Revenue

Our non-interest revenue increased by 12.3% from Rs. 46.8 billion in fiscal 2011 to Rs. 52.6 billion in fiscal 2012. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2011		2012		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Fees and commissions	Rs.	38,718.9	Rs.	44,867.2	Rs.	6,148.3	15.9%
Realized gains/(losses) on AFS securities		189.0		(2,614.3)		(2,803.3)	*
Trading securities loss, net		(598.3)		(154.7)		443.6	*
Foreign exchange transactions		12,283.4		7,531.5		(4,751.9)	(38.7)
Derivatives gains/(loss)		(3,873.8)		2,788.7		6,662.5	(172.0)
Other		96.2		177.1		80.9	84.1
Total non-interest revenue	Rs.	46,815.4	Rs.	52,595.5	Rs.	5,780.1	12.3%

*	Not meaningful

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

Non- Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2011		2012		Increase/ (Decrease)		% Increase/ (Decrease)	2011 % of net revenues	2012 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	37,865.6	Rs.	45,791.3	Rs.	7,925.7	20.9%	26.0%	26.8%
Premises and equipment		12,419.8		14,595.1		2,175.3	17.5	8.5	8.5
Depreciation and amortization		5,138.6		5,588.7		450.1	8.8	3.5	3.3
Administrative and other		24,387.6		29,009.5		4,621.9	19.0	16.8	16.9
Amortization of intangibles		2,558.6		2,328.9		(229.7)	(9.0)	1.8	1.4
Total non-interest expense	Rs.	82,370.2	Rs.	97,313.5	Rs.	14,943.3	18.1%	56.6%	56.9%

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

We continued to amortize the intangible assets that were acquired on the merger of CBoP—i.e. our branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible, and favorable leases—over their estimated remaining useful life. This amortization resulted in a charge of Rs. 2.3 billion in fiscal 2012 as compared to Rs. 2.6 billion in fiscal 2011.

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

	Year ended March 31,
	2011		2012		2013
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	41,527.3	Rs.	50,008.0	Rs.	62,134.7
Non-cash adjustments to net income		25,509.8		22,137.7		21,323.4
Net change in other assets and liabilities		(16,920.5)		(34,653.4)		(11,944.6)
Net cash provided by operating activities	Rs.	50,116.6	Rs.	37,492.3	Rs.	71,513.5
Cash Flows from Investing Activities:
Net change in term placements		(43,925.1)		(48,174.4)		(49,169.2)
Net change in investments		(157,060.9)		(181,331.0)		(200,007.5)
Net change in repurchase options and reverse repurchase options		80,000.0		(10,868.3)		88,868.3
Loans purchased net of repayments		(36,828.9)		(15,960.7)		(11,047.2)
Increase in loans originated, net of principal collections		(303,115.8)		(379,906.4)		(503,662.9)
Net additions to property and equipment		(5,745.3)		(7,878.5)		(9,951.0)
Net cash used in investing activities	Rs.	(466,676.0)	Rs.	(644,119.3)	Rs.	(684,969.5)
Cash Flows from Financing Activities:
Net increase in deposits		409,794.4		385,202.5		493,240.6
Net increase/(decrease) in short-term borrowings		(21,185.6)		38,641.2		33,123.4
Proceeds from issuance of shares by subsidiaries to non-controlling interest		113.7		12.3		34.6
Net increase in long-term debt		17,375.3		82,141.2		116,830.3
Proceeds from issuance of equity shares for options exercised		8,281.6		5,302.8		10,949.5
Proceeds from application for issuance of equity shares for options exercised pending allotment		—		—		221.5
Payment of dividends and dividend tax		(6,440.9)		(8,947.6)		(11,787.0)
Net cash provided by financing activities	Rs.	407,938.5	Rs.	502,352.4	Rs.	642,612.9
Effect of exchange rate changes on cash and cash equivalents		(35.5)		3,415.5		1,540.3
Net change in cash and cash equivalents		(8,656.4)		(100,859.1)		30,697.2
Cash and cash equivalents, beginning of year		297,558.5		288,902.1		188,043.0
Cash and cash equivalents, end of year	Rs.	288,902.1	Rs.	188,043.0	Rs.	218,740.2
Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 37.5 billion in fiscal 2012 to Rs. 71.5 billion in fiscal 2013, mainly due to higher cash flows in fiscal 2013 as compared to fiscal 2012 as a result of increase in our net income and a lower increase in our investments held for trading.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 514.7 billion in fiscal 2013 and Rs. 395.9 billion in fiscal 2012 primarily on account of an increase in our retail loan portfolio. The increase in investments in fiscal 2013 was Rs. 200.0 billion primarily on account of an increase in available-for-sale government of India securities.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. The increase in deposits is attributable to the overall expansion of our business. Our total deposits increased by 20.1% from Rs. 2,465.0 billion in fiscal 2012 to Rs. 2,960.5 billion in fiscal 2013. Savings account deposits at Rs. 882.1 billion and current account deposits at Rs. 522.3 billion together accounted for approximately 47.4% of total deposits as of March 31, 2013. There was a 22.3% increase in our time deposits from Rs. 1,272.1 billion in fiscal 2012 to Rs. 1,556.1 billion in fiscal 2013. Our short-term borrowings increased by Rs. 33.0 billion from Rs. 112.6 billion in fiscal 2012 to Rs. 145.6 billion in fiscal 2013. There was an increase in long-term debt from Rs. 178.4 billion in fiscal 2012 to Rs. 295.2 billion in fiscal 2013 primarily due to the lower tier II debt capital we raised during the year.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2012 and March 31, 2013:

	As of March 31,
	2012		2013		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Cash and cash equivalents	Rs.	188,043.0	Rs.	218,740.2	Rs.	30,697.2	16.3%
Term placements		150,096.5		199,265.7		49,169.2	32.8
Investments held for trading		77,043.4		87,383.5		10,340.1	13.4
Investments available for sale		807,080.4		1,018,071.5		210,991.1	26.1
Securities purchased under agreements to resell		20,868.3		67,000.0		46,131.7	221.1
Loans, net		2,006,374.3		2,504,551.6		498,177.3	24.8
Accrued interest receivable		26,645.5		34,370.9		7,725.4	29.0
Property and equipment		24,960.9		28,978.4		4,017.5	16.1
Intangibles		4,074.0		1,769.5		(2,304.5)	(56.6)
Goodwill		74,937.9		74,937.9		—	—
Other assets		191,031.5		135,836.9		(55,194.6)	(28.9)
Total assets	Rs.	3,571,155.7	Rs.	4,370,906.1	Rs.	799,750.4	22.4%

Our total assets increased by 22.4% to Rs. 4,370.9 billion in fiscal 2013 from Rs. 3,571.2 billion in fiscal 2012.

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

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and fifteen years. Term placements have increased on account of our placements with central government bodies and deposits with other banks. Placements with central government bodies are made to comply with the extant Reserve Bank of India guidelines on shortfalls in priority sector lending sub-limits and account for approximately 72% of term placements as of March 31, 2013. Deposits with other banks were placed for yield opportunities.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading increased by 13.4% from Rs. 77.0 billion as of March 31, 2012 to Rs. 87.4 billion as of March 31, 2013, primarily on account of investments in government of India securities and corporate / financial institution securities, partially offset by a decrease in our portfolio of deposit certificates issued by banks.

Investments available for sale increased by 26.1% primarily on account of an increase in investments in government of India securities for SLR requirements.

Net loans increased mainly due to an increase in our retail lending. Our outstanding gross retail loan portfolio increased by 28.6% from Rs. 1,345.0 billion as of March 31, 2012 to Rs. 1,729.5 billion as of March 31, 2013. Secured loans were the key drivers of the increase in the retail loan book. We originate home loans under an arrangement with HDFC Limited. During the year we purchased from HDFC Limited aggregating Rs. 51.6 billion of home loans. Our gross wholesale loan book increased by 17.3% from Rs. 689.3 billion in fiscal 2012 to Rs. 808.7 billion in fiscal 2013.

Accrued interest receivable increased by 29.0% from Rs. 26.6 billion to Rs. 34.4 billion primarily on account of increase in our loans and investment securities.

Our property and equipment increased by 16.1% from Rs. 25.0 billion in fiscal 2012 to Rs. 29.0 billion in fiscal 2013, primarily on account of growth in our distribution network. As of March 31, 2012 we had a network of 2,544 branches in 1,399 cities which grew to 3,062 branches and in 1,845 locations as of March 31, 2013.

We acquired a branch network representing contractual and non-contractual customer relationships, customer lists, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 2.3 billion for fiscals 2012 and 2013. Consequently, these intangibles were carried at an amortized value of Rs. 1.8 billion as of March 31, 2013.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill. The said goodwill has not been impaired as of March 31, 2013 and has been carried forward at the same value as that at the acquisition date.

Other assets decreased by 28.9% from Rs. 191.0 billion as of March 31, 2012 to Rs. 135.8 billion as of March 31, 2013 primarily on account of a decrease in derivatives from Rs. 133.2 billion in fiscal 2012 to Rs. 72.5 billion in fiscal 2013. This was largely attributable to reduction in mark to market gains from forward exchange contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2012 and March 31, 2013:

	As of March 31,
	2012		2013		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest bearing deposits	Rs.	2,012,057.9	Rs.	2,438,262.0	Rs.	426,204.1	21.2%
Non-interest bearing deposits		452,991.7		522,271.9		69,280.2	15.3
Total deposits		2,465,049.6		2,960,533.9		495,484.3	20.1%

Securities sold under repurchase agreements		70,000.0		205,000.0		135,000.0	192.9
Short-term borrowings		112,642.8		145,617.2		32,974.4	29.3
Accrued interest payable		51,935.9		58,135.2		6,199.3	11.9
Long-term debt		178,366.6		295,219.7		116,853.1	65.5
Accrued expenses and other liabilities		296,568.1		236,022.2		(60,545.9)	(20.4)
Total liabilities		3,174,563.0		3,900,528.2		725,965.2	22.9%
Non-controlling interest in subsidiaries		1,537.5		1,903.6		366.1	23.8
HDFC Bank Limited shareholders’ equity		395,055.2		468,474.3		73,419.1	18.6
Total liabilities and shareholders’ equity	Rs.	3,571,155.7	Rs.	4,370,906.1	Rs.	799,750.4	22.4%

Our total liabilities increased by 22.9% from Rs. 3,174.6 billion in fiscal 2012 to Rs. 3,900.5 billion in fiscal 2013. The increase in our interest-bearing deposits was on account of an increase in savings deposits and in time deposits. Savings account deposits increased by 19.2% from Rs. 740.0 billion as of March 31, 2012 to Rs. 882.1 billion as of March 31, 2013. Time deposits increased by 22.3% from Rs. 1,272.1 billion as of March 31, 2012 to Rs. 1,556.1 billion as of March 31, 2013. Our non-interest bearing deposits increased by 15.3% from Rs. 453.0 billion in fiscal 2012 to Rs. 522.3 billion in fiscal 2013. Of our total deposits as of March 31, 2013, retail deposits accounted for approximately 75% and wholesale deposits accounted for the balance.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding as of March 31, 2013, deposits accounted for 75.9%, short-term borrowings accounted for 3.7% and long-term debt accounted for 7.6%. Our short-term borrowings, which were primarily comprised of money market borrowings, increased by Rs. 33.0 billion in fiscal 2013. Securities sold under repurchase agreements were Rs. 205.0 billion as of March 31, 2013 on account of our borrowing under the liquidity adjustment facility that is offered by the Reserve Bank of India. The borrowing was against our investments in government securities that we held in excess of the statutory liquidity requirements.

Long-term debt increased by 65.5% in fiscal 2013, primarily due to the lower tier II debt capital we raised during the year.

Accrued interest payable increased by 11.9% from Rs. 51.9 billion in fiscal 2012 to Rs. 58.1 billion in fiscal 2013 on account of increase in volumes of interest bearing liabilities and an increase in our cost of funds.

Accrued expenses and other liabilities decreased by 20.4% from Rs. 296.6 billion to Rs. 236.0 billion, primarily because of decrease in derivatives from Rs. 127.9 billion in fiscal 2012 to Rs. 69.1 billion in fiscal 2013. This was largely attributable to reduction in mark-to-market losses from forward exchange contracts.

Shareholders’ equity increased primarily due to an increase in each of the retained earnings, additional paid-in capital (on account of the exercise of stock options by employees) and accumulated other comprehensive income (as a result of mark-to-market gains on available for sale securities primarily attributable to decrease in interest rates during the year).

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. As per RBI’s prudential norms on capital adequacy under the Basel I framework (Basel I), we are required to maintain a capital to risk-weighted asset ratio of a minimum of 9%, for both credit risk and market risk. The RBI has also issued its prudential guidelines on “Capital Adequacy and Market Discipline—Implementation of the New Capital Adequacy Framework” (Basel II). We migrated to the new framework effective March 31, 2009. Under the Basel II guidelines, we are required to maintain a minimum capital to risk-weighted asset ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by us as of March 31, 2013 is subject to a prudential floor, which is the higher of the following amounts:

a)	the minimum capital required as per the Basel II framework; or

b)	80% of the minimum capital required to be maintained as per the Basel I framework.

RBI has recently issued detailed guidelines for implementation of Basel III capital regulations with effect from April 1, 2013 in a phased manner. In May 2013, the RBI withdrew the requirement of parallel run and the prudential floor for implementation of Basel II vis-à-vis Basel I.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II frameworks are as follows:

	Basel I						Basel II
	2012		2013		2013		2012		2013		2013
	(in millions, except percentages)
Tier 1 capital	Rs.	281,135.6	Rs.	339,282.0	US$	6,223.1	Rs.	280,674.9	Rs.	338,811.3	US$	6,214.4
Tier 2 capital		118,989.7		175,192.3		3,213.4		118,989.7		175,192.3		3,213.4
Total capital	Rs.	400,125.3	Rs.	514,474.3	US$	9,436.5	Rs.	399,664.6	Rs.	514,003.6	US$	9,427.8
Total risk weighted assets and contingents	Rs.	2,547,642.9	Rs.	3,227,251.5	US$	59,193.9	Rs.	2,418,963.2	Rs.	3,058,788.9	US$	56,104.0
Capital ratios of the Bank:
Tier 1		11.04%		10.51%				11.60%		11.08%
Total capital		15.71%		15.94%				16.52%		16.80%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%				6.00%		6.00%
Total capital		9.00%		9.00%				9.00%		9.00%

Convenience Translation

The Indian rupee has fallen significantly against the U.S. dollar, from 54.52 rupees per U.S. dollar at March 29, 2013 to 59.37 rupees per U.S. dollar at July 19, 2013, a depreciation of 8.9%. The recent sharp decline was caused mainly by the increasing strength of the U.S. dollar, however India was particularly affected because of continued concerns about its domestic growth prospects, elevated current account deficit and global risk aversion. See “Exchange Rates and Certain Defined Terms” and “Risk Factors—Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.”

The decline of the relative value of the Indian rupee to the U.S. dollar decreases (a) the U.S. dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, decreases the market price of our ADSs in the United States, (b) the U.S. dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary and (c) the U.S. dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by our ADSs. See “Risk Factors—Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency” and “Description of American Depositary Shares.”

In addition, the depreciation of the rupee against the U.S. dollar may impact the operations of our customers and affect their ability to fulfill their obligations under the loans granted to them by us. If our non-performing loans increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would be and would adversely affect our financial condition. See “Risk Factors—If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.”

If the rupee amounts had been translated using the recent exchange rate as on July 19, 2013, which is 59.37 rupees per U. S. dollar, our total assets would have been US$ 73.6 billion as compared to the reported amount of US$ 80.2 billion, our total liabilities would have been US$ 65.7 billion as compared to the reported amount of US$ 71.5 billion and our net income would have been US$ 1.0 billion compared to the reported amount of US$ 1.1 billion.

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience based on the noon buying rate in the city of New York for cable transfers in Indian rupees to U.S. dollars at 54.52 rupees per U. S. dollar at March 29, 2013, set forth below, are the US$ equivalent amounts for certain key financial items, based on a convenience translation using the exchange rate as on July 19, 2013 which is 59.37 rupees per U. S. dollar.

Key items of consolidated balance sheet as of March 31, 2013

	Exchange rate as of
Particulars	March 29, 2013 US$1 = Rs. 54.52		July 19, 2013 US$1 = Rs. 59.37
	(in millions)
Cash and cash equivalents	US$	4,012.1	US$	3,684.3
Loans, net		45,938.2		42,185.5
Total deposits		54,301.8		49,865.8
Short term borrowings		2,670.9		2,452.7
Long term debt		5,414.9		4,972.5
Total liabilities		71,543.1		65,698.6
Total shareholder’s equity		8,627.7		7,922.8

Key items of consolidated statement of income for the fiscal year ended March 31, 2013

	Exchange rate as of
Particulars	March 29, 2013 US$1 = Rs. 54.52		July 19, 2013 US$1 = Rs. 59.37
	(in millions)
Net interest revenue	US$	2,881.2	US$	2,645.8
Net interest revenue after provision for credit losses		2,648.5		2,432.1
Total revenue, net		3,843.8		3,530.0
Income before income tax expense		1,687.0		1,549.4
Net income attributable to HDFC Bank Limited		1,133.9		1,041.5

Key items of consolidated statement of cash flow for the fiscal year ended March 31, 2013

	Exchange rate as of
Particulars	March 29, 2013 US$1 = Rs. 54.52		July 19, 2013 US$1 = Rs. 59.37
	(in millions)
Net cash provided by operating activities	US$	1,311.5	US$	1,204.5
Net cash used in investing activities		(12,563.5)		(11,537.3)
Net cash provided by financing activities		11,786.7		10,823.9

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 5.8 billion in fiscal 2014. This budgeted amount includes Rs. 0.8 billion to expand our branch and back office network, Rs. 0.5 billion to expand our electronic data capture terminal network and Rs. 4.3 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

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

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2013, together with the fair values on each reporting date:

	As of March 31, 2013
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,080,500.3	Rs.	5,944.5	Rs.	7,837.2	Rs.	(1,892.7)	US$	38,160.3	US$	(34.7)
Currency options		152,384.2		1,014.1		1,300.0		(285.9)		2,795.0		(5.3)
Currency swaps		59,328.6		2,962.0		1,502.5		1,459.5		1,088.2		26.8
Forward exchange contracts		4,467,860.7		62,602.4		58,460.0		4,142.4		81,949.0		76.0

Total	Rs.	6,760,073.8	Rs.	72,523.0	Rs.	69,099.7	Rs.	3,423.3	US$	123,992.5	US$	62.8

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

	As of March 31,
	2012		2013		2013
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	76,921.6	Rs.	99,886.2	US$	1,832.1
Performance guarantees		59,909.3		69,686.1		1,278.2
Documentary credits		209,182.1		220,595.4		4,046.1
Total	Rs.	346,013.0	Rs.	390,167.7	US$	7,156.4

Guarantees and documentary credits outstanding increased by 12.8% to Rs. 390.2 billion as of March 31, 2013, principally due to general growth in our wholesale banking business and to meet our clients’ trade requirements.

Loan Sanction Letters

In some cases we issue sanction letters to customers indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made was Rs. 789.9 billion as of March 31, 2013. On request, we disburse these loans subject to the customer’s creditworthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 24 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2013 by expected settlement period.

Contractual Obligations

	Payments due by period, as of March 31, 2013
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs.	171,867.5	Rs.	—	Rs.	16,160.0	Rs.	4,150.0	Rs.	151,557.5
Other long term debt		123,352.2		8,943.1		62,321.2		52,087.9		—
Operating leases(a)		37,101.4		6,115.9		11,264.3		9,504.6		10,216.6
Short-term borrowings		145,617.2		145,617.2		—		—		—
Securities sold under repurchase agreements		205,000.0		205,000.0		—		—		—
Unconditional purchase obligations(b)		2,918.7		2,918.7		—		—		—
Total	Rs.	685,857.0	Rs.	368,594.9	Rs.	89,745.5	Rs.	65,742.5	Rs.	161,774.1

(a)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipments.
(b)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2013. See “—Note 27—Commitments and contingencies”.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange contracts and derivative contracts.

We have recognized a liability of Rs. 1.1 billion as of March 31, 2013 as required by FASB ASC 460-10. Based on historical trends and as required by FASB ASC 450, we have recognized a liability of Rs. 0.7 billion as of March 31, 2013.

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

The residual maturities of the above commitments as of March 31, 2013 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2013
	Total amounts committed		Less than 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary credits	Rs.	220,595.4	Rs.	218,047.8	Rs.	2,465.9	Rs.	81.7	Rs.	—
Guarantees		169,572.3		127,793.2		31,385.6		4,563.3		5,830.2
Derivatives*		6,760,073.8		5,826,980.8		494,630.0		382,666.0		55,797.0
Total	Rs.	7,150,241.5	Rs.	6,172,821.8	Rs.	528,481.5	Rs.	387,311.0	Rs.	61,627.2

*	Denotes notional principal amounts.

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

Our exposures to our ten largest borrowers as of March 31, 2013, computed as per RBI guidelines, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2013:

	March 31, 2013
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(in millions)
Borrower 1	Banks and Financial Institutions	Rs.	107,121.8	Rs.	—	Rs.	107,121.8	US$	1,964.8
Borrower 2	Coal & Petroleum Products		44,500.0		33,534.3		78,034.3		1,431.3
Borrower 3	Coal & Petroleum Products		15,568.6		37,870.9		53,439.5		980.2
Borrower 4	NBFC / Financial Intermediaries		42,500.0		—		42,500.0		779.5
Borrower 5	Non-ferrous Metals		6,413.2		32,259.6		38,672.8		709.3
Borrower 6	Non-ferrous Metals		6,891.6		23,983.0		30,874.6		566.3
Borrower 7	NBFC / Financial Intermediaries		30,000.0		—		30,000.0		550.3
Borrower 8	Iron and Steel		3,317.2		22,530.4		25,847.6		474.1
Borrower 9	Coal & Petroleum Products		17,262.0		8,513.2		25,775.2		472.8
Borrower 10	Banks and Financial Institutions		22,895.9		—		22,895.9		420.0

As of March 31, 2013, our exposure to ten borrowers was, for each such borrower, more than 5% of our capital funds, which was mainly comprised of large credit facilities to these borrowers. Of the total exposure to these ten borrowers, approximately 40% was secured by collateral.

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

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries, where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business we have exposure, directly/indirectly on, to risk related to, counter parties/entities in foreign countries. On an ongoing basis, we monitor such cross border exposures. Our aggregate country risk exposure was less than 4% of our total assets. Currently there is no country where we have an exposure exceeding 1% of our total assets, in accordance with the RBI guidelines. Our exposure, primarily in the nature of commercial credits, to countries in Europe impacted by the sovereign debt crisis is not significant (aggregates about 0.03% of our total assets).

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

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (the ‘Articles’) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than 3 nor more than 15, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of 11 members as of March 31, 2013.

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

The Banking Regulation Act requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Out of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and the rural economy, co-operation or small-scale industry. Mr. Vijay Merchant who was appointed as an additional director by the Board at its meeting held on March 14, 2013 has specialized knowledge and experience in small-scale industry. Dr. Pandit Palande has specialized knowledge and experience in the agricultural sector.

Interested directors may not vote at board proceedings, except where the interest is based solely on a contract of indemnity for which the director is a surety, the interest is based on the director’s involvement as director of another company and holder of shares of that company, or where a proper notification has been given under the Companies Act.

None of our directors or members of our senior management holds 1.0% or more of our shares.

Our Board of Directors, as of March 31, 2013, comprised of:

Name	Position	Age
Mr. C.M. Vasudev	Chairman	70
Mr. Aditya Puri	Managing Director	62
Mr. Harish Engineer	Executive Director	64
Mr. Paresh Sukthankar	Executive Director	50
Mr. Anami N. Roy	Non-Executive Director	63
Mr. Vijay Merchant[1]	Non-Executive Director	69
Mr. Bobby Parikh	Non-Executive Director	49
Dr. Pandit Palande	Non-Executive Director	52
Mr. Partho Datta	Non-Executive Director	64
Mrs. Renu Karnad	Non-Executive Director	60
Mr. Keki Mistry	Non-Executive Director	59

1	Mr. Vijay Merchant was appointed as a Director with effect from March 14, 2013

The following are brief biographies of our directors:

Mr. C. M. Vasudev holds a Master’s degree in Economics and Physics. He joined the Indian Administrative Services in 1966. Mr. Vasudev has worked as an Executive Director of World Bank representing India, Bangladesh, Sri Lanka and Bhutan. Mr. Vasudev has extensive experience of working at policy making levels in the financial sector and was responsible for formulation of policies and oversight of management at World Bank. He chaired the World Bank’s Committee on development effectiveness with the responsibility of ensuring effectiveness of World Bank’s operations and has also worked as a consultant to the World Bank and UNDP on various development policy issues. Mr. Vasudev has also worked as Secretary, Ministry of Finance for more than eight years and has undertaken various assignments, including Secretary, Department of Economic Affairs, Department of Expenditure, Department of Banking and Additional Secretary, Budget with responsibility for framing fiscal policies and policies for economic reforms and for coordinating preparation of budgets of the Government of India and monitoring their implementation. He was also the Principal Secretary, Finance of the Government of Uttar Pradesh. He has previously been appointed as a Government nominee Director on the Boards of Directors of many companies in the financial sector including State Bank of India, IDBI, ICICI, IDFC, NABARD, National Housing Bank and also on the Central Board of the Reserve Bank of India. He was also a member secretary of the Narasimham Committee on financial sector reforms and chaired a committee on reforms of the NBFC sector. He has worked as Joint Secretary of the Ministry of Commerce with responsibility for state trading, trade policy including interface with the WTO.

Mr. Vasudev is Director on the boards of ICRA Management Consulting Services Limited, Star Paper Mills Limited, Power Exchange India Limited, National Securities Depository Limited (NSDL), Uttarakhand Jal Vidyut Nigam Limited, Bedrock Ventures Private Limited, Centennial Development Advisory Services India Private Limited, Skills Academy Private Limited, National Securities Clearing Corporation Limited, NSDL Database Management Limited and NSDL e-Governance Infrastructure Limited. He is a member of the Audit Committee and the Chairman of Remuneration Committee of ICRA Management Consultancy Services Limited, Chairman of the Risk Management Committee and the Compensation and Nomination Committee and a member of the Audit Committee of Power Exchange India Limited, Chairman of Remuneration Committee and a member of Audit Committee of Star Paper Mills Limited and a member of the Audit Committee and the Chairman of Nomination Committee of NSDL.

Mr. Aditya Puri holds a Bachelor’s degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. Mr. Puri has been the Managing Director of the Bank since September 1994. He has nearly 39 years of experience in the banking sector in India and abroad. Mr. Puri is not a Director on the Board of any other company in India.

Mr. Harish Engineer is an Executive Director in the whole-time employment of the Bank. He is a Science Graduate from Mumbai University and holds a Diploma in Business Management from Hazarimal Somani College, Mumbai. Mr. Engineer has been associated with the Bank since 1994 in various capacities and is responsible for Wholesale Banking at present. Mr. Engineer has over 44 years’ experience in the fields of finance and banking. Prior to joining the Bank, Mr. Engineer worked with Bank of America for 26 years in various areas including operations and corporate credit management. Mr. Engineer is not a Director of any other company in India.

Mr. Paresh Sukthankar is an Executive Director in the whole-time employment of the Bank. He has a Master’s degree in Management Studies (MMS) from Jamnalal Bajaj Institute (Mumbai) and has completed the Advanced Management Program (AMP) from Harvard Business School. Mr. Sukthankar has been with the Bank since its inception in 1994. Mr. Sukthankar has direct or supervisory responsibilities for the Bank’s Credit and Risk Management, Finance and Human Resources functions and for various strategic initiatives of the Bank. Prior to joining the Bank, Mr. Sukthankar worked in Citibank for around approximately nine years in various departments, including corporate banking, risk management, financial control and credit administration. He has been a member of various committees formed by the Reserve Bank of India and Indian Banks’ Association. Mr. Sukthankar is not a Director of any other company in India.

Mr. A. N. Roy holds Master’s degrees in Arts and Philosophy, is a distinguished retired civil servant. During his long career of 38 years in the Indian Police Service (IPS), he held a range of assignments both in the state of Maharashtra and for the Government of India, including Commissioner of Police, Mumbai and Director General of Police, Maharashtra before retiring in the year 2010. His areas of specialization include policy planning, budget, recruitment, training and other finance and administrative functions in addition to operational matters. Mr. Roy was instrumental in introducing technology solutions in the Indian police force, for example, in relation to citizen facilitation. He also held the position of Director General of the Anti-Corruption Bureau, in which capacity he initiated a policy document on vigilance matters for the Government of Maharashtra. Mr. Roy has wide knowledge and experience of security and intelligence matters at the state and national levels. Having handled multifarious field and staff assignments, Mr. Roy has extensive experience in functioning of the government at various levels and of problem solving. Mr. Roy is a Director on the boards of India Ventures Advisors, Glaxo SmithKline Pharmaceuticals Limited, Planet Retail Holdings Limited, East Coast Energy Private Limited, Mayar Infrastructure Development Private Limited and The Skills Academy Private Limited. He is a member of the Senior Executives Compensation Committee of Glaxo SmithKline Pharmaceuticals Limited. He is the Chairman of Vandana Foundation, a non-profit company registered under section 25 of the Companies Act.

Mr. Bobby Parikh has a Bachelor’s degree in Commerce from Mumbai University and qualified as a Chartered Accountant in 1987. Mr. Parikh is a Senior Partner with BMR & Associates LLP and leads its financial services practice. Prior to joining BMR & Associates LLP, he was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner, until the Andersen practice combined with that of Ernst & Young in June 2002. Over the years, Mr. Parikh has had extensive experience in advising clients across a range of industries. An area of focus for Mr. Parikh has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India’s policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Mr. Parikh has led teams that have advised clients in the areas of entry strategy (multinational companies into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Mr. Parikh works closely with regulators and policy formulators, in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Mr. Parikh led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young, and has advised a number of banking groups, investment banks, brokerage houses, fund managers and other financial services intermediaries in establishing operations in India, mergers and acquisitions and in developing structured financial products, besides providing tax and business advisory and tax reporting services. Mr. Parikh has been a member of a number of trade and business associations and their management or other committees, as well as on the advisory or executive boards of non-Governmental and not-for-profit organizations. Mr. Parikh is a Director of BMR Advisors Private Limited, Tax and Advisors Private Limited, BMR Managed Services Private Limited, BMR Advisors Pte Limited, Aviva Life Insurance Company India Limited, Green Infra Limited, Indostar Capital Finance Limited and Birla Sun Life Asset Management Company Limited. He is the Chairman of the Audit Committee and a member of the Investment Committee, Asset Liability Management Committee and Remuneration Committee of Aviva Life Insurance Company India Limited. He is the Chairman of the Audit Committee and a member of the Compensation Committee of Green Infra Limited. He is Chairman of the Audit Committee and a member of Risk Management Committee, Compensation and Nomination Committee of Indostar Capital Finance Limited. Mr. Parikh is one of the financial experts on the Audit & Compliance Committee of the Board.

Dr. Pandit Palande has a Ph.D. degree in Business Administration and completed an advanced course in Management at Oxford University and Warwick University in UK. Dr. Palande has been working as a Director of the School of Commerce and Management for 20 years in Yashwantrao Chavan Maharashtra Open University (“YCMOU”). Dr. Palande is a former Pro-Vice Chancellor of YCMOU. Dr. Palande has extensive experience working in the fields of business administration, management and agriculture. Under the guidance of Dr. Palande, YCMOU has become one of the green universities in India. As a Project Director of Indian Space Research Organization (“ISRO”) GAP-3 of YCMOU, Dr. Palande has been serving the academic and agriculture community on a large scale. Dr. Palande is not a member of the Board of Directors of any other company.

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

Mrs. Renu Karnad is a law graduate and also holds a Master’s Degree in Economics from Delhi University. She is a Parvin Fellow-Woodrow Wilson School of International Affairs, Princeton University, U.S.A. Mrs. Karnad is the Managing Director of Housing Development Finance Corporation Limited and a Director on the Board of Directors of BOSCH Limited, Credit Information Bureau (India) Limited, GRUH Finance Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, HDFC Property Ventures Limited, AKZO Nobel India Limited, Credila Financial Services Private Limited, Indraprastha Medical Corporation Limited, EIH Limited, HDFC Education and Development Services Private Limited, Feedback Infrastructure Services Private Limited, G4S Corporate Services (India) Private Limited, Value and Budget Housing Corporation (India) Private Limited and Lafarge India Private Limited. She is also a Director of H T Parekh Foundation, HDFC PLC, Maldives and WNS Global Services Private Limited. Mrs. Karnad is the Chairperson of the Audit Committee of AKZO Nobel India Limited, Credit Information Bureau (India) Limited and Bosch Limited. She is a member of the Audit Committee of HDFC ERGO General Insurance Company Limited and member of Investor Grievance Committee of BOSCH Limited. She is the Chairperson of the Remuneration Committee of AKZO Nobel India Limited as well as Chairperson of Compensation Committee of HDFC Standard Life Insurance Company Limited. She is also a member of Investment Committee, Compensation Committee, Compensation-ESOS Committee, Committee of Directors of GRUH Finance Limited; Customer Service Committee and Risk Management Committee of HDFC Asset Management Company Limited; Remuneration Committee of Credit Information Bureau (India) Limited; Investment Sub Committee and Property Sub Committee of BOSCH Limited; Allotment Committee of HDFC Education and Development Services Private Limited and the Remuneration Committee and the Nomination & Governance Committee of WNS Global Services Private Limited.

Mr. Keki Mistry has obtained a Bachelor’s Degree in Commerce from the Mumbai University. He is a qualified Chartered Accountant and a Fellow Member of the Institute of Chartered Accountants of India. Mr. Mistry started his career with The Indian Hotels Company Limited, one of the largest chain of hotels in India. In 1981, Mr. Mistry joined Housing Development Finance Corporation Limited (HDFC). He was inducted on to the Board of Directors of HDFC as an Executive Director in 1993 and is currently the Vice Chairman & Chief Executive Officer of Housing Development Finance Corporation Limited (HDFC). Mr. Keki Mistry is also a Director on the Board of Directors of HDFC Asset Management Company Limited, HDFC Standard Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited, Sun Pharmaceutical Industries Limited, The Great Eastern Shipping Company Limited, Greatship (India) Limited, Next Gen Publishing Limited, Shrenuj & Company Limited, Torrent Power Limited, HCL Technologies Limited and BSE Limited. Mr. Mistry is also member on the India Advisory Board at PriceWaterhouse Coopers and Director of Griha Investments, Mauritius, India Value Fund Advisors Private Limited and the H T Parekh Foundation. Mr. Mistry is the Chairman of the Audit Committee of Great Eastern Shipping Co. Limited, Sun Pharmaceuticals Industries Limited, Greatship (India) Limited, and Torrent Power Limited.. He is a member of the Audit Committee of HDFC Standard Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, HDFC Asset Management Company Limited, GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited and Shrenuj & Company Limited. He is a member of the Compensation Committee of GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited and Greatship (India) Limited. He is the Chairman of the Nomination Committee of Greatship (India) Limited and a member of the Nomination Committee of Infrastructure Leasing & Financial Services Limited and Torrent Power Limited.

Mr.Vijay Merchant was appointed as an additional director with effect from March 14, 2013. He is a commerce graduate and completed his post graduate studies in business management from the Indian Institute of Management, Ahmedabad (IIM) where he was awarded a merit scholarship in 1966 and majored in Finance & Marketing. After initial training with the Mafatlal Group Central Finance Division, he headed a large consumer products agency house, serving fast-moving consumer goods companies in South India for 10 years. Subsequently, he owned and managed Dynam Plastics, a small-scale unit manufacturing industrial plastic products for local and export markets. Over the last 30 years, Mr. Merchant has worked with several national associations of the plastic and packaging industries in relation to the development of the small-scale industries sector. He has also been involved in environmental issues relating to the plastic and packaging industries in global forums for over a decade. He was one of the founders of the India Center for Plastics in Environment in 1999, and has initiated environmental projects and programs, which have been shared with countries other than India. Since 2007, he has been on the Board of Directors of HDFC Asset Management Company Limited, and is also a member of its Risk Management, Customer Service and Share Allotment Committees.

Senior Management

As of March 31, 2013, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	62
Mr. Harish Engineer	Executive Director	64
Mr. Paresh Sukthankar	Executive Director	50
Mr. Abhay Aima	Head, Equities and Private Banking, Third Party Products and NRI Banking	51
Mr. Anil Jaggia	Head, Information Technology, Legal, Quality Initiatives, Administration and Infrastructure	52
Mr. Anil Nath	Head, Business Banking, Agri and Correspondent Banking	60
Mr. Ashish Parthasarthy	Head, Treasury	45
Mr. Bhavesh Zaveri	Head, Operations	47
Mr. Chakrapani V	Head, Audit	49
Mr. Jimmy Tata	Head, Corporate Banking	47
Mr. Kaizad Bharucha	Head, Credit and Market Risk	48
Mr. Navin Puri	Head, Branch Banking	55
Mr. Rahul N. Bhagat	Head, Retail Liabilities and Marketing	50
Mr. Rajender Sehgal	Head, Financial Institutions Group, Custody and Sustainable Livelihood Business	58
Mr. Sashidhar Jagdishan	Head, Finance	48

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

Mr. Ashish Pathasarthy holds a Bachelor of Engineering degree from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management, Bangalore. He has over 20 years of experience in the interest rate and currency markets and holds the position of Head Treasury at the Bank.

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

Mr. Chakrapani holds a Company Secretary degree from The Institute of Company Secretaries of India, New Delhi and is a Certified Associate of the Indian Institute of Bankers. Mr. Chakrapani heads the Audit function of the Bank and he has been with the Bank since 1994. Prior to joining the Bank, Mr. Chakrapani worked with Standard Chartered Bank where he was responsible for audit and review of all activities in the Western Region for Operations, Trade Services, Credit Cards, Forex and Credit.

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

Mr. Navin Puri holds a Bachelor of Commerce degree from Calcutta University and is a member of the Institute of Chartered Accountants of India. He also received a Masters of Business Administration degree from Texas University, U.S.A. Mr. Puri has over 19 years of banking experience. He has been with the Bank since 1999. He currently heads the Retail Branch Banking business, and is also the Business Head for Retail Current Accounts of the Bank.

Mr. Rahul N. Bhagat holds a Bachelor of Arts in History (Hons) from St. Stephen’s College, Delhi University and a Masters degree in International Affairs from the College of William & Mary, Virginia, USA. He has over 19 years of experience in consumer banking, having worked with ANZ Grindlays Bank and Bank of America prior to joining the Bank in 1999. Mr. Bhagat heads the Retail Liabilities, Marketing, High Net-Worth and Direct Channels businesses in the Bank.

Mr. Rajender Sehgal holds a Masters of Business Administration degree from Delhi University with specialization in Financial and Marketing Management. He has nearly 36 years of experience in industrial finance credit and international banking. Mr. Sehgal was employed by State Bank of India prior to joining the Bank. He has been with the Bank since 1998 and heads Financial Institutions Group, Custody and the Sustainable Livelihood Business.

Mr. Sashidhar Jagdishan holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield, UK. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. He has been with the Bank since 1996 and heads the Finance function of the Bank.

Corporate Governance

Audit and Compliance Committee

The Audit and Compliance Committee (the “Audit Committee”) of the Bank is comprised of Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Partho Datta and Mr. Bobby Parikh. The Committee is chaired by Mr. C. M. Vasudev. The Committee met ten times during the year.

The terms of reference of the Audit Committee are in accordance with Clause 49 of the Listing Agreement entered into with the Stock Exchanges in India, and include the following:

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

The Committee met five times during the year.

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

The Share Committee consists of Mr. A. N. Roy, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Committee is chaired by Mr. A.N. Roy. The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to the non-availability of the members of the Committee.

As on March 31, 2013, 16 instruments of transfer representing 4,685 equity shares were pending and have since been processed. The details of the transfers are reported to the Board of Directors from time to time.

During fiscal 2013, we received 2,577 complaints from our shareholders. All the complaints were attended to and as on March 31, 2013, no complaints remained unattended or pending. In addition, 9,827 letters were received from our shareholders relating to change of address, nomination requests, email id and contact details updation, ECS / NECS mandates, queries relating to annual reports, sub-division of shares and amalgamation, requests for revalidation of dividend and other investor related matters. These letters have also been responded to. The Committee met six times during the year.

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

Credit Approval Committee

The Credit Approval Committee approves credit exposures, which are beyond the powers delegated to executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans. As on March 31, 2013, the Committee consisted of Mr. Bobby Parikh, Mr.Keki Mistry, Mr. Aditya Puri and Mr. Harish Engineer. The Credit Approval Committee was reconstituted by the Board at its meeting held on 23rd April 2013 by adding Mr. Vijay Merchant as a member of the Committee.

The Credit Approval Committee met eighteen times during the year.

Premises Committee

The Premises Committee approves purchases and leasing of premises for the use of Bank’s branches, back offices, ATMs and residence of executives in accordance with the guidelines laid down by the Board. As of March 31, 2013 the Committee consisted of Mrs. Renu Karnad, Mr. Aditya Puri and Dr. Pandit Palande. The Premises Committee was reconstituted by the Board at its meeting held on April 23, 2013 when Mr.Vijay Merchant was appointed as a member of the Committee.

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

For assessing integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered. As on March 31, 2013 the Committee consisted of Mr. C. M. Vasudev, and Dr. Pandit Palande. The Nomination Committee was reconstituted by the Board at its meeting held on April 23, 2013 when Mr. Partho Datta was appointed as an additional member of the Committee. All the members of the Nomination Committee are independent directors.

The Nomination Committee met twice during the year.

Fraud Monitoring Committee

Pursuant to the directions of the Reserve Bank of India, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of 10 million and above. The objectives of the Fraud Monitoring Committee are the effective detection of frauds and immediate reporting of the frauds and actions taken against the perpetrators of frauds to the concerned regulatory and enforcement agencies. The terms of reference of the Fraud Monitoring Committee are as under:

a.	Identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

b.	Identify the reasons for delay in detection, if any and report to top management of the Bank and the RBI;

c.	Monitor progress of investigation by the Central Bureau of Investigation / Police Authorities and recovery position;

d.	Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without any loss of time;

e.	Review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls; and

f.	Put in place other measures as may be considered relevant to strengthen preventive measures against frauds.

The members of the Fraud Monitoring Committee are Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Partho Datta, Mr. A. N. Roy, Mr.Keki Mistry and Mr. Aditya Puri.

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

The members of the Customer Service Committee are Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. A. N. Roy, Mr. Keki Mistry and Mr. Aditya Puri.

The Customer Service Committee met four times during the year.

Corporate Social Responsibility (CSR) Committee

At its meeting held on April 23, 2013, the Board constituted a CSR Committee with the following terms of reference:

a.	To formulate the Bank’s CSR strategy, policy and goals

b.	To monitor the Bank’s CSR policy and performance

c.	To review the CSR projects/initiatives from time to time

d.	To ensure legal and regulatory compliance with respect to CSR; and

e.	To ensure reporting and communication to stakeholders on the Bank’s CSR

The members of CSR Committee are Mrs. Renu Karnad, Mr. Partho Datta, Mr. Bobby Parikh, Mr. Aditya Puri and Mr. Paresh Sukthankar.

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

At the 18th Annual General Meeting held on July 13, 2012, the shareholders of the Bank approved the re-appointment of our Managing Director for the period from April 1, 2013 to October 31, 2015 and also approved the revised salary/compensation and allowances of the Managing Director, with effect from April 1, 2013, subject to the approval of the RBI. The RBI has since approved the reappointment of Mr. Aditya Puri as the Managing Director of the Bank for the period from April 1, 2013 to October 31, 2015. The approval for the revision in his remuneration from April 1, 2013 onwards is however, awaited. At the Annual General Meeting held on June 27, 2013, the shareholders of the Bank, subject to the approval of the Reserve Bank of India, approved the re-appointment of Mr. Paresh Sukthankar as Executive Director and revision in his remuneration terms for the period from October 12, 2013 to October 11, 2016.

For fiscal 2013, the aggregate amount of compensation paid to our Managing Director, Executive Directors and members of our senior management was approximately Rs. 342.9 million. This remuneration includes basic salary, allowances, performance bonus, cash allowances in lieu of perquisites or taxable value of perquisites, if availed as computed as per Income-tax rules but excludes gratuity, provident fund settlement, superannuation settlement and perquisite on exercise of stock options.

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

Mr. C.M. Vasudev, Chairman, was paid remuneration of Rs. 1.5 million during fiscal 2013. Mr. C.M. Vasudev is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2013 to Mr. Aditya Puri, Managing Director and Mr. Harish Engineer and Mr. Paresh Sukthankar, Executive Directors, are as follows:

Particulars	Aditya Puri	Harish Engineer	Paresh Sukthankar
	(Rs. in million, except stock options)
Basic	19.8	11.0	11.0
Allowances and perquisites	12.6	14.4	12.1
Provident fund	2.4	1.3	1.3
Superannuation	3.0	1.7	1.7
Performance bonus	12.4	7.4	7.4
Number of stock options granted during the year	—	—	—

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

The details of sitting fees paid to Non-Executive Directors during fiscal 2013 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mr. C. M. Vasudev	740,000
Mr. Keki Mistry	640,000
Mrs. Renu Karnad	330,000
Mr. Ashim Samanta[1]	470,000
Dr. Pandit Palande	720,000
Mr. Partho Datta	620,000
Mr. Bobby Parikh	680,000
Mr. Anami N. Roy	340,000

[1]	Mr Ashim Samanta ceased to be a Director with effect from November 19, 2012

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 6.0 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.5 million per month are given in the Annexure to the Directors’ Report according to the provisions of Section 217 (2A) of the Companies Act. Section 219 (1) (iv) of the Companies Act, provides that the Annexure need not be circulated to shareholders. Any shareholder wishing to obtain the details of remuneration may write to the Bank and obtain a copy of the Annexure to the Directors’ Report.

No stock options were granted to members of our senior management including the Managing Director and Executive Directors during fiscal 2013.

Other than our Chairman, Managing Director and Executive Directors, none of our directors has a service contract with us.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course within the Bank’s scheme, as is the case with employees of the Bank. This is within the provisions of local regulations. The below table provides the details of loans granted to our senior management as of March 31, 2013.

Name	Largest amount Outstanding since March 31, 2012	Amount outstanding as of March 31, 2013	Interest rate as of March 31, 2013	Nature of Loan
	(Rs. in million, except percentages)
Abhay Aima	6.48	6.34	11%	Housing Loan
Abhay Aima	0.56	0.44	5%	Personal Loan
Ashish Parthasarthy	6.63	6.55	11%	Housing Loan
Aditya Puri	5.00	5.00	11%	Housing Loan
Anil Nath	2.93	2.80	11%	Housing Loan
Anil Jaggia	20.00	20.00	11%	Housing Loan
Bhavesh Zaveri	0.59	0.59	5%	Personal Loan
Harish Engineer	2.30	2.30	11%	Housing Loan
Kaizad Bharucha	4.57	4.50	11%	Housing Loan
Navin Puri	4.10	3.95	11%	Housing Loan
Navin Puri	0.31	0.21	5%	Personal Loan
Rahul Bhagat	7.22	7.07	11%	Housing Loan
Rajender Sehgal	3.95	3.81	11%	Housing Loan
Rajender Sehgal	0.38	0.24	5%	Personal Loan
Sashidhar Jagdishan	6.42	6.31	11%	Housing Loan
Sashidhar Jagdishan	0.59	0.47	5%	Personal Loan
Chakrapani V	3.83	3.68	11%	Housing Loan
Chakrapani V	0.35	0.26	5%	Personal Loan

Employees Stock Options

Our shareholders approved plan ‘A-(year 2000)’ in January 2000, plan ‘B-(year 2003)’ in June 2003, plan ‘C-(year 2005)’ in June 2005, plan ‘D-(year 2007)’ in June 2007 and plan ‘E-(year 2010)’ in June 2010 for the issuance of stock options to employees and directors of the Bank under the Employees Stock Option Schemes (ESOSs), namely ESOS-001 to ESOS-018. Under plan ‘A’, the option price is set as the average of the daily closing prices on the Bombay Stock Exchange Limited during the 60 days preceding the grant date. Under plan ‘B’, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans ‘C’, ‘D’ and ‘E’, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans several times since January 2000. The options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50% and 50% on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant and options granted under ESOS-16, ESOS-17 and ESOS-18 vest at the rate of 75% and 25% on each of the two successive anniversaries following the date of grant. All the above are subject to standard vesting conditions. In fiscal 2013, 32.7 million equity shares having a face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 65.4 million and the share premium by Rs. 10,887.1 million. As of March 31, 2013, 65.4 million options convertible to equity shares of Rs. 2.0 each were outstanding. On acquisition of CBoP, all options granted to the employees of CBoP and outstanding as on the effective date were converted in the swap ratio of one option of HDFC Bank for every 29 options of CBoP. Correspondingly, the exercise price of the converted options was determined based on the exercise price originally stipulated by CBoP multiplied by 29. These options are exercisable within a period of 5 years from the date of vesting. Key options were granted at an exercise price, which was less than the then market price of the shares of CBoP. General options were granted at the market price. The market price was the latest available closing price, prior to the date of the meeting of the Compensation Committee of the Board of CBoP in which options were granted or shares issued, on the Indian stock exchanges on which CBoP was listed. As the shares of CBoP were listed on more than one stock exchange, the closing price on the stock exchange where trading volume on said date was the highest was considered.

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

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2013. Based on this evaluation, our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective.

Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2013, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2013. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2013.

Our independent registered public accounting firm, Deloitte Haskins & Sells, has performed an integrated audit and has issued their report, included herein, on 1) our consolidated financial statements; and 2) the effectiveness of our internal control over financial reporting as of March 31, 2013.

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

Code of Ethics

We have a written code of ethics applicable to the Managing Director (Chief Executive Officer), the Chief Financial Officer and members of our senior management. We believe the code constitutes a ‘code of ethics’ as defined in Item 16B of Form 20-F. We will provide a copy of such code of ethics to any person without charge upon request. Requests may be made by writing to shareholder.grievances@hdfcbank.com.

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

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2012		March 31, 2013		Description of Services
	(in millions)
Audit services	Rs.	31.4	Rs.	29.1	Audit of financial statements
Audit-related services		—		—	Services related to review of financial statements and due diligence
Tax services		—		—	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		0.9		6.7	Special audit/other advisory services
Total	Rs.	32.3	Rs.	35.8

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

In a few cases, the Indian corporate governance rules under Clause 49 of the Listing Agreement differ from those in the NYSE’s Listed Company Manual as summarized below:

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per Listing Agreements with Indian Stock Exchange(s)
Board of Directors (“Board”)

An NYSE listed company needs to have a majority of independent directors. [NYSE Listed Company Manual Section 303A.01]	The board of an Indian stock exchange listed company needs to have an optimum combination of executive and non-executive directors, with not less than 50% of the directors being non-executive directors.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined they are independent. [NYSE Listed Company Manual Section 303A.02]	If the chairman of the board of directors is a non-executive director of the company, at least one-third of the directors must be independent. If the chairman is an executive director, at least half of the directors must be independent. However, if the non-executive chairman is a promoter of the company or is related to any promoter or person occupying management positions at the Board level or one level below the Board, at least half of the directors on the Board of the company must be independent.

The definition of the term “independent director” is different and is set out in Clause 49 (I)(A)(iii) of the Listing Agreement.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	There is no requirement for such sessions.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	An Indian stock exchange listed company may, but is not required to, have a nomination committee, and if it does, the committee need not be comprised entirely of independent directors.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	If an Indian stock exchange listed company has a nomination committee, it is not required to have a charter for that committee. The performance evaluation of non-executive directors can be done by a peer group comprised of the entire board of directors, excluding the director being evaluated.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [NYSE Listed Company Manual Section 303A.05]	As per a non-mandatory Indian requirement, Indian stock exchange listed companies are encouraged to establish a compensation/remuneration committee to determine on behalf of the board and the shareholders the company’s policy on specific remuneration packages for executive directors, including compensation and pension rights. To avoid conflicts of interest, it is a non-mandatory requirement that any compensation committee may consist of at least three non-executive directors. It is also a non-mandatory requirement that the chairman of any compensation committee may be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]	Any compensation committee may, but is not required to, have a charter. The annual corporate governance report of an Indian stock exchange listed company generally provides details of remuneration, including brief details of the remuneration policy of the company and any compensation committee’s agreed terms of reference.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members. All the members of the audit committee must satisfy the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Sections 303A.06 and 303A.07]	An Indian stock exchange listed company must have a qualified and independent audit committee comprised of at least three members with certain specified powers and roles. At least 2/3 of the members must be independent and all members must be financially literate and at least one member must have accounting or related financial management expertise. The chairman of the committee must be an independent director.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07]	The audit committee is not required to have a written charter. However, in the Listing Agreement, Clause 49C sets out the powers of the audit committee, Clause 49D sets forth the required roles of the audit committee and Clause 49E sets out the information which should mandatorily be reviewed by the audit committee.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]	Although an internal audit function is not required, one of the roles of the audit committee is “reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit”. All internal audit reports relating to internal control weaknesses of the company must be reviewed by the audit committee. Also, the appointment, removal and terms of remuneration of the chief internal auditor are subject to review by the audit committee. Therefore, an Indian stock exchange listed company is required to conduct an internal audit and to have a department to conduct the internal audit.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	There is a requirement of shareholders’ approval for equity compensation and material revisions thereto under the Companies Act, 1956 and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 but not under Clause 49 of the Listing Agreement.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	There is no such mandatory requirement to adopt corporate governance guidelines. An Indian stock exchange listed company has to comply with all the requirements prescribed under Clause 49 of the Listing Agreement.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	An Indian stock exchange listed company needs to adopt a code of conduct / ethics applicable to all members of the board of directors and senior management one level below the board. The company’s annual report must contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct. The company’s annual report and quarterly compliance report on corporate governance must disclose any non-compliance with the code by the board members and senior management.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, Indian stock exchange listed companies are required to submit a quarterly compliance report. Indian stock exchange listed companies are also required to submit a certificate from either the auditors or practicing company secretaries regarding compliance with conditions of corporate governance on an annual basis.

Posting of Charters, Guidelines, etc. on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	There is no such similar requirement for an Indian listed company. However, the Board of an Indian listed company must have a code of conduct for all Board members and senior management of the company. The code of conduct must be posted on the website of the company.

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2013 by:

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

We were founded by HDFC Limited, a housing finance company in India. As of March 31, 2013, HDFC Limited, together with its subsidiaries, held an aggregate of 22.83% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	543,216,100	22.83%
Life Insurance Corporation of India	106,787,756	4.49%
Directors and relatives	3,930,140	0.17%

The ADSs are represented by underlying equity shares. As on March 31, 2013, Indian equity shares numbering 394,990,419 represent the ADSs and constitute 16.60% of the Bank’s capital. In our books only, the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

Housing Development Finance Corporation Limited (“HDFC Limited”)

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, we have an option but not an obligation to purchase up to 70% of the fully disbursed home loans sourced under this arrangement. During fiscal 2013, we purchased AAA-rated home loans aggregating to Rs. 51,644.0 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 1,395.9 million from HDFC Limited in fiscal 2013 as fees for selling these loans and other services rendered. We paid Rs. 462.4 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 139.7 million was receivable from HDFC Limited as of March 31, 2013.

Property

We have facilities located on four properties owned or leased by HDFC Limited. In fiscal 2013, we paid an aggregate of Rs. 17.0 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2013, HDFC Limited held a deposit of Rs. 1.5 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2013 were Rs. 2,500.0 million and Rs. 49.3 million, respectively.

We paid a dividend of Rs. 1,690.8 million to HDFC Limited during fiscal 2013, as proposed in the previous fiscal year.

HDFC Standard Life Insurance Company Limited (“HDFC Standard Life”)

In fiscal 2013, we paid HDFC Standard Life Rs. 763.1 million as our contribution towards superannuation in respect of our employees. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 4,722.3 million for the sale of insurance policies and other services. As of March 31, 2013, commissions amounting to Rs. 762.5 million were receivable from HDFC Standard Life. As of March 31, 2013, HDFC Standard Life had invested Rs. 610.0 million in the Bank’s tier II bonds. During fiscal 2013, we purchased from and sold to HDFC Standard Life, securities of Rs. 2,942.4 million and Rs. 6,500.2 million respectively.

HDFC Asset Management Company Limited (“HDFC AMC”)

During fiscal 2013, we earned Rs. 684.1 million as fees from HDFC AMC for distribution of units of mutual funds and other services rendered. As of March 31, 2013, fees of Rs. 132.2 million were receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)

We paid Rs. 347.6 million to HDFC Ergo towards insurance premiums in fiscal 2013. During fiscal 2013, we received Rs. 1,263.1 million for the sale of insurance policies and other services rendered. As of March 31, 2013, an amount of Rs. 116.8 million was receivable from HDFC Ergo. As of March 31, 2013, HDFC Ergo had invested Rs. 50.0 million in the Bank’s tier II bonds. During fiscal 2013, we sold securities of Rs. 2,171.6 million to HDFC Ergo.

GRUH Finance Limited (“GRUH Finance”)

During fiscal 2013, we earned Rs. 4.5 million as fees from GRUH Finance for rendering cash management services.

HDFC Sales Private Limited (“HDFC Sales”)

During fiscal 2013, we earned Rs. 5.7 million as fees from HDFC Sales for referring our clients seeking advisory services relating to real estate. As of March 31, 2013, fees of Rs.4.9 million were receivable from HDFC Sales.

Credila Financial Services Private Limited (“Credila”)

During fiscal 2013, we earned Rs. 7.2 million as fees from Credila for sourcing education loans. As of March 31, 2013, fees of Rs. 1.0 million were receivable from Credila.

Salisbury Investments Private Limited (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2013, we paid rent of Rs. 6.6 million for the residential accommodation of our Managing Director to Salisbury Investments in which the relatives of the Managing Director hold a stake.

International Asset Reconstruction Company Limited (“IARCL”)

IARCL was an associate of CBoP due to the latter’s investment in IARCL, which we took over on our acquisition of CBoP. As of March 31, 2013, the book value of our investment in the equity of IARCL was Rs. 311.7 million. We have an investment of Rs. 156.7 million in security receipts issued by IARCL as of March 31, 2013. During the year ended March 31, 2013, we received Rs. 2.7 million towards services rendered to IARCL. As of March 31, 2013, the outstanding balance of loans given to IARCL was Rs. 79.8 million.

Key Management Personnel and Their Relatives

In fiscal 2013, we paid a total remuneration of Rs. 119.5 million to Mr. Aditya Puri, our managing director, Mr. Harish Engineer and Mr. Paresh Sukthankar, our executive directors. In the same fiscal year, we paid Rs. 3.0 million and Rs. 3.0 million to Mr. Harish Engineer and Mr. Paresh Sukthankar, respectively, as rent for their residential accommodation. As of March 31, 2013, the outstanding balances of the security deposits we had given to Mr. Harish Engineer, his relatives and Mr. Paresh Sukthankar were Rs. 7.2 million, Rs. 7.8 million and Rs. 15.0 million, respectively. As of March 31, 2013, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Harish Engineer were Rs. 5.0 million and Rs. 2.3 million, respectively. We also earned interest income amounting to Rs. 0.4 million on the above loans in fiscal 2013. During fiscal 2013, securities of Rs. 52.6 million were sold to key management personnel.

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

Taxation of Distributions

Upon conversion of ADSs into equity shares, dividends paid to such non-resident holder are not presently taxable. Until fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22 percent inclusive of applicable surcharge and education cess. The Finance Act, 2013 increased the surcharge on dividend distribution tax from 5 percent to 10 percent which resulted in an increase in the effective rate of dividend distribution tax from 16.22 percent to 16.995 percent with effect from April 1, 2013. In India, dividends are not taxable in the hands of the recipient.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares (for the purposes of this section, “Rights”) made with respect to ADSs or shares are not subject to Indian tax.

Taxation of Capital Gains in Relation to ADSs

The taxation of capital gains in the hands of the non-resident investor at the time of sale of ADSs and upon conversion of ADSs into equity shares is set forth below.

—    Transfer of ADSs between non-residents—The transfer of ADSs by a non-resident to another non-resident outside India is covered under Section 115AC of the Indian Income Tax Act. However, pursuant to a specific exemption under Section 47(viia) of the Indian Income Tax Act, this is not considered a “transfer” and therefore is not liable to capital gains tax in India.

—    Conversion of ADSs into Equity Shares—When a non-resident converts ADSs into equity shares, then there is a “transfer” at the time of conversion resulting in capital gains. If, immediately prior to conversion, the ADSs have been held for more than 36 months from the date of purchase, then the gains on such conversion are considered long-term capital gains chargeable to tax at a concessional rate of 10 percent (plus applicable surcharge and education cess) under Section 115AC(c)(ii) of the Indian Income Tax Act. If the ADSs have been held for less than 36 months from the date of purchase, then the gains on such conversion are considered short term capital gains chargeable to tax at the rate of tax as may otherwise be applicable to the non-resident.

—    Sale of Equity Shares Received Upon Conversion of ADSs—When a non-resident sells equity shares received upon conversion of ADSs, which shares have been held for more than 12 months from the date of conversion, on a recognized stock exchange, and also pays securities transaction tax (“STT”) in respect of such sale, then the gains realized are considered long-term capital gains. Such gains are exempt from tax under Section 10(38) of the Indian Income Tax Act. If, on the other hand, a non-resident sells equity shares received upon conversion of ADS, which shares have been held for less than 12 months from the date of conversion, on a recognized stock exchange and pays STT in respect of such sale, then the gains realized are considered short-term capital gains. Such gains are taxable at the rate of 15 percent, excluding the applicable surcharge and education cess, under Section 111A(1)(i) of the Indian Income Tax Act.

Since July 1, 2012, as amended by the Finance Bill, 2012, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and the seller are required to pay STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares. Since June 1, 2006, as amended by the Finance Act 2006, the seller of the shares is required to pay STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares.

For the purpose of computing capital gains tax on the sale of the equity shares the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the Bombay Stock Exchange Limited or the National Stock Exchange of India Limited as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs. A non-resident holder’s holding period (for the purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant Depositary to its custodian.

The provisions of the Agreement for Avoidance of Double Taxation entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor.

Tax Deduction at Source

Tax on long-term and short-term capital gains, if payable as discussed above, either upon conversion of ADSs into equity shares or upon a sale of equity shares (as the case may be), is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act.

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

Generally, the transfer of ordinary shares in physical form would be subject to Indian stamp duty at the rate of 0.25% of the market value of the ordinary shares on the trade date, and such stamp duty customarily is borne by the transferee, i.e., the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the Depository in exchange for ADSs representing such equity shares will not render an investor liable for Indian stamp duty but we will be required to pay stamp duty at the applicable rate on the share certificate. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares, which may be delivered in physical form) there would be no stamp duty payable in India on transfer.

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

Material United States Federal Income Tax Consequences

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

Distributions on Equity Shares or ADSs

Cash distributions made by us to a U.S. Holder with respect to equity shares or ADSs (including amounts withheld in respect of any Indian withholding taxes) generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our equity shares or ADSs will generally pay tax on such dividends at a reduced rate, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a passive foreign investment company (as discussed below), or foreign investment company, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the equity shares or ADSs for more than one year. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

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

Sale or Exchange of Equity Shares or ADSs

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other taxable disposition of equity shares or ADSs unless:

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

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act 1949 (the “Banking Regulation Act”). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.

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

Proposal for entry of new banks in the private sector

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; and vi) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company route, subject to compliance with certain specified criteria. Such a non-operative financial holding company is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring fences the regulated financial services entities in the group, including the bank from other activities of the group. The RBI specified July 1, 2013 as the deadline for submission of applications for setting up new banks in the private sector, subsequent to which the RBI shall review the applications and provide an in-principle approval. The validity of an in-principle approval issued by RBI will be 18 months from the date of its issue, after which it will lapse automatically. The new bank will have to be set-up within an 18 month period.

Financial Holding Company Structure in India

The RBI constituted a Working Group in June 2010 to examine the feasibility of introducing a Financial Holding Company (FHC) Structure in India under the chairpersonship of the Deputy Governor. In May 2011, the Working Group submitted its report to recommend a roadmap for the introduction of a holding company structure in the Indian financial sector together with the required regulatory, supervisory and legislative framework. The report aims to serve as a guiding document for the introduction of an alternate organizational structure for banks and financial conglomerates in India. Key recommendations of the Working Group are as follows: i) FHC structure; ii) regulatory framework; iii) statutory and taxation related changes; iv) caps on expansion in non-banking business; v) capital raising; and vi) transitioning to the FHC structure. Guidelines will be issued after RBI has received feedback, comments and suggestions on the report of the Working Group. The RBI’s guidelines for licensing of new banks in the private sector, make it mandatory for applicants to adopt the wholly owned non-operative financial holding company structure.

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

The RBI has issued instructions and guidelines to banks on branch authorization. The RBI authorizes the opening of individual branches by a system of aggregated approvals on an annual basis. The RBI discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose has been defined to also include extension counters, offsite ATMs, administrative offices, credit card centers, controlling offices and back offices. The RBI also permits scheduled commercial banks to install off-site ATMs at centers/places identified by them, without having the need to get permission from the RBI in each case. This, however, is subject to any direction which the RBI may issue, including for closure/shifting of any such off-site ATMs, wherever the RBI considers it necessary. Banks need to report full details of the off-site ATMs installed by them in terms of the above general permission.

The RBI has given general permission to scheduled commercial banks (other than regional rural banks) to open branches in locations having a population of less than 100,000 and, in rural, semi-urban and urban centers in the north-eastern states of India, including the state of Sikkim. The RBI has also given general permission to scheduled commercial banks (other than regional rural banks) to open mobile branches in locations having a population of less than 50,000 and in rural, semi-urban and urban centers in the north eastern states of India, including the state of Sikkim. Banks are required to report complete details of the branches opened pursuant to such general permission. However, banks are required to obtain the prior permission of the RBI to open branches, administrative offices, central processing centers or service branches in locations with population in excess of 100,000, except in the north-eastern states of India, including the state of Sikkim, where the general permission also extends to semi-urban and urban centers. During the preparation of their annual branch expansion plan, banks are required to allocate at least 25.0% of the total number of branches proposed to be opened during a year in unbanked rural centers. An unbanked rural center is a rural center that does not have a brick and mortar structure of any scheduled commercial bank for customer based banking transactions.

While processing authorization requests, the RBI gives importance to the nature and scope of banking services, particularly in under-banked areas, actual credit flow to priority sectors, pricing of products, overall efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector at various locations, the bank’s regulatory compliance, quality of corporate governance, risk management and relationships with subsidiaries and affiliates. The number of branches authorized by the RBI based on requests for opening branches in locations having a population in excess of 100,000 also depends on the critical assessment of the bank’s performance across various parameters including financial inclusion, priority sector lending and customer service.

Capital Adequacy Requirements

The RBI has issued guidelines for the implementation of the New Capital Adequacy Framework (Basel II). In order to maintain consistency and harmony with international standards, foreign banks in India and Indian banks having operational presence outside India were advised to adopt the Standardized Approach for Credit Risk and Basic Indicator Approach for Operational Risk with effect from March 31, 2008, while other commercial banks were advised to adopt these approaches with effect from March 31, 2009.

Under these guidelines, we are required to maintain a minimum ratio of capital to risk-adjusted assets and off-balance sheet items of 9%, at least 6% of which must be Tier I capital. Until March 31, 2013, we were also required to ensure that our Basel II minimum capital requirement continued to be higher than the prudential floor of 80% of the minimum capital requirement computed as per the Basel I framework for credit and market risks. In May 2013, the RBI withdrew the requirement of parallel run and prudential floor for implementation of Basel II vis-à-vis Basel I.

The capital funds of a bank are classified into Tier I and Tier II capital. Tier I capital provides the most permanent and readily available support against unexpected losses. It is comprised of paid-up capital and reserves consisting of any statutory reserves, free reserves and capital reserves, innovative perpetual debt instruments eligible for inclusion as Tier I capital (not exceeding 15.0% of Tier I capital), perpetual non-cumulative preference shares (together with innovative Tier I instruments not exceeding 40.0% of Tier I capital) as reduced by equity investments in financial subsidiaries, intangible assets, deferred tax assets, gaps in provisioning and losses in the current period and those brought forward from the previous period (subject to the provisions of the RBI master circular on Prudential Guidelines on Capital Adequacy and Market Discipline- New Capital Adequacy Framework). The RBI has permitted banks to issue perpetual debt with a call option after not less than ten years, to be exercised with its prior approval for inclusion in Tier I capital up to a maximum of 15.0% of total Tier I capital as on March 31 of the previous financial year. The RBI has also permitted banks to augment their capital funds through the issuance of Tier I debt instruments denominated in foreign currencies without its prior approval, subject to compliance with certain requirements.

Tier II capital consists of revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as cumulative perpetual preference shares (which should be fully paid up and should not contain clauses that permit redemption by the holder), subordinated debt with an initial maturity of not less than five years and innovative perpetual debt instruments (in excess of 15.0% of Tier I capital). Any subordinated debt is subject to progressive discounts each year for inclusion in Tier II capital and total subordinated debt considered as Tier II capital cannot exceed 50% of Tier I capital. Banks are also permitted to issue debt instruments with a minimum maturity of 15 years and a call option after not less than 10 years, to be exercised with the prior approval of the RBI, for inclusion in Tier II capital as upper Tier II debt. Tier II debt instruments may be denominated in foreign currencies subject to limits prescribed by the RBI. Innovative perpetual debt instruments in excess of 15% of Tier I capital and perpetual non-cumulative preference shares in excess of the overall cap of 40% of Tier I capital can be included in Tier II capital subject to the limits prescribed for Tier II capital.

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

For fiscal 2013, the risk weight for residential mortgage loans of less than Rs. 3 million with loan-to-value ratios of up to 75.0% is 50.0% and for loans with values of more than Rs. 3 million but less than Rs. 7.5 million with loan-to-value ratios of up to 75.0% is 75.0%. For mortgage loans below Rs. 7.5 million with loan-to-values greater than 75.0% the risk weight is 100.0%. The risk weight of residential mortgage loans of Rs.7.5 million and above, irrespective of the loan to value ratio, is 125.0%. The RBI, with effect from June 2013, prescribed a risk weight of 50.0% for residential mortgage loans of less than Rs. 2 million with loan-to-value ratios of up to 90.0% and for loans with values of more than Rs. 2 million but less than Rs. 7.5 million with loan-to-value ratios of up to 80.0% and a risk weight of 75.0% for mortgage loans above Rs. 7.5 million with loan-to-value ratios of up to 75.0%. Consumer credit and advances that are included in our capital market exposure carry a risk weight of 125.0% or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150.0%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

A capital charge for operational risk equal to the average of 15.0% of a bank’s annual gross income (excluding extraordinary income) for the previous three years, where positive, has been prescribed.

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

Guidelines on implementation of Basel III Capital Regulations in India

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) graded enhancement of the total capital requirement; iv) introduction of capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes proposed by the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of Common Equity Tier I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set-out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. These guidelines require a bank to maintain a minimum common equity Tier I capital of 5.5%, a minimum Tier I capital ratio of 7.0% and a capital conservation buffer of 2.5% of its risk weighted assets with the minimum overall capital adequacy ratio of 9.0% of its risk weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India begin from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2018.

Loan Loss Provisions and Non-Performing Assets

In April 1992, the RBI issued formal guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with US GAAP, loan loss provision is made in accordance with ASC 310 and as described under “Management’s Discussion and Analysis” and under note 2i, “Allowance for credit losses”, to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.

Non-Performing Assets

An asset, including a leased asset, becomes non-performing once it ceases to generate income for the bank.

The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (“NPA”). An NPA is a loan or an advance where:

•	interest and/or an installment of principal remains overdue (as defined below) for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit for more than 90 days;

•	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	in the case of a loan granted for short duration crops, the installments of principal or interest thereon remain overdue for two crop seasons;

•	in the case of a loan granted for long duration crops, the installments of principal or interest thereon remain overdue for one crop season;

•	the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitization transactions undertaken in accordance with the RBI guidelines on securitization; or

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

There are separate asset classification guidelines which will apply to projects under implementation before the commencement of their commercial operation.

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

In May 2013, the RBI issued additional guidelines in relation to restructured assets wherein such regulatory forbearance regarding asset classification on restructured accounts will be withdrawn for all restructurings with effect from April 1, 2015. This implies that a standard account would immediately be classified as a sub-standard account upon restructuring. These guidelines are also applicable to non-performing assets, which upon restructuring would continue to have the same asset classification as prior to the restructuring and may be classified into lower categories in accordance with applicable asset classification norms based on the pre-restructuring repayment schedule. However the standard asset classification may be retained, subject to specified conditions, in respect of certain loans granted for infrastructure projects given the importance of the infrastructure sector in national growth and development and the uncertainty involved in obtaining approvals from various authorities.

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

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

Banks are required to make general provisions for standard assets for the funded outstanding on a global portfolio basis. The provisioning requirement for housing loans at teaser rates is 2.00% and will reduce to 0.40% after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard. In November 2012, the RBI increased the provisioning requirement for restructured standard assets from 2.0% to 2.75%. In May 2013, the RBI increased the provisioning requirement for all types of accounts restructured to 5.0% with effect from June 1, 2013. For the stock of restructured standard accounts as of May 31, 2013, this increase is required to be implemented in a phased manner by March 31, 2016. The provisioning requirements for other loans range from 0.25% to 1.00% on the outstanding loans based on the type of exposure. Derivative exposures, such as credit exposures computed as per the current marked to market value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold are subject to the same provisioning requirement applicable to the loan assets in the standard category, of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.

Sub-Standard Assets

A general provision of 15.0% on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India (“ECGC”) guarantee cover and securities available. The unsecured exposures which are identified as sub-standard are subject to an additional provision of 10.0% (i.e. a total of 25.0% on the outstanding balance). However, unsecured loans classified as sub-standard, where certain safeguards such as escrow accounts are available, attract an additional provision of only 5.0% (i.e. a total of 20.0% on the outstanding balance).

Unsecured exposure is defined as an exposure where the realizable value of security, as assessed by the bank, approved valuers or the RBI’s inspecting officers, is not more than 10.0%, ab-initio, of the outstanding exposure. Exposure includes all funded and non-funded exposures (including underwriting and similar commitments). Security means tangible security properly discharged to the bank and will not include intangible securities such as guarantees and comfort letters.

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

Loss Assets

The entire asset is required to be written off or 100.0% of the outstanding amount is required to be provided for.

Floating Provisions

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The standards state that floating provisions can be utilized only for contingencies under extraordinary circumstances for making specific provisions in impaired accounts after obtaining approval from the bank’s board of directors and with the prior permission of the RBI. Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of total risk-weighted assets. We have elected to treat floating provisions as part of Tier II capital. Further, floating provisions would not include specific voluntary provisions made by banks for non-performing advances at rates which are higher than the stipulated rates and consistently adopted from year to year.

Prudential Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, the RBI had mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital), and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0% as of September 30, 2010. Subsequently, the RBI advised banks that i) the PCR of 70.0% may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; ii) the surplus of the provision under PCR over the amount required by the guidelines, would be treated as ‘countercyclical provisioning buffer’; and iii) banks may use this countercyclical provisioning buffer to make specific provisions for NPAs during periods of system wide downturn, with the prior approval of the RBI. These guidelines shall be applicable until the RBI introduces a more comprehensive methodology of countercyclical provisioning taking into account the international standards being developed by the Basel Committee on Banking Supervision.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. A bank could also sell a standard asset only if (i) the borrower has a consortium or multiple banking arrangement; (ii) at least 75.0% by value of the total loans to the borrower are classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets must ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0%, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Guidelines on Sale and Purchase of Non-Performing Assets (NPAs) among Banks, Financial Institutions and Non-banking Financial Institutions.

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, in July 2005, the RBI issued guidelines for the purchase/sale of NPAs among banks, financial institutions and non-banking finance companies. In terms of these guidelines, banks’ boards are required to lay down policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller, on a cash basis, with the entire consideration being paid up-front, and after the sale there should not be any known liability devolving on the seller. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the NPA on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

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

In May 2012, the RBI revised the guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance sheet standard assets (except those expressly disallowed in the guidelines) are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e. the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas branches of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been laid down to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also lay down the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy, asset classification and provisioning norms to these transactions etc. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements laid down by the guidelines will be assigned very high risk weights under capital adequacy norms.

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

In the context of granting greater functional autonomy to banks, effective October 18, 1994, the RBI had decided to remove restrictions on the lending rates of scheduled commercial banks for credit limits of over Rs. 0.2 million. Banks were given the freedom to fix the lending rates for such credit limits subject to the Benchmark Prime Lending Rate (“BPLR”) and spread guidelines. The BPLR system, however, fell short of its original objective of bringing transparency to lending rates. This was mainly because under the BPLR system, banks could lend below BPLR. Banks consequently were advised by the RBI to switch over to the system of Base Rate with effect from July 1, 2010. The base rate system is aimed at enhancing transparency in lending rates of banks and enabling better assessment of transmission of the monetary policy. The Base Rate includes all elements of the lending rates that are common across all categories of borrowers. Banks may choose any benchmark to arrive at their Base Rate for a specific tenor that may be disclosed. For loans sanctioned up to June 30, 2010, the BPLR was applicable. However, for loans sanctioned up to June 30, 2010 but renewed from July 1, 2010, the Base Rate is applicable.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector are laid down in the RBI guidelines on Priority Sector Lending – Targets and Classification issued in July 2012. The priority sector is broadly comprised of agriculture, micro and small enterprises (“MSEs”), education and housing, subject to certain limits. The guidelines take into account the revised definition of MSEs as per the Micro, Small and Medium Enterprises Development Act, 2006.

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on March 31 of the previous year.

Domestic banks are required to achieve total priority sector lending equivalent to 40.0% of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher. Of this, indirect lending to the agriculture sector in excess of 4.5% of ANBC or CEOBE, whichever is higher, will not be taken into consideration for computing performance under the 18.0% target. However, all agricultural advances under the categories ‘direct’ and ‘indirect’ will be taken into consideration in computing performance under the overall priority sector target of 40.0%. Advances to weaker sections are required to be 10.0% of ANBC or CEOBE, whichever is higher. Loans up to Rs. 2.5 million per borrower under housing finance in locations with a population in excess of 1 million and up to Rs. 1.5 million per borrower under housing finance in other locations, excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes including vocational courses up to Rs. 1.0 million for studies in India and Rs. 2.0 million for studies abroad are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans will be eligible for classification under the priority sector only if certain criteria are fulfilled. In addition, fresh investments made by banks with the National Bank for Agriculture and Rural Development (“NABARD”) in lieu of non-achievement of priority sector lending targets are no longer eligible to be considered as indirect finance subsequent to the fiscal year 2007. The investments that existed as of March 31, 2007 were eligible for classification as indirect agriculture finance until March 31, 2010 or the date of maturity, whichever was earlier.

Domestic scheduled commercial banks having a shortfall in lending to priority sector targets, agriculture targets and weaker section targets are allocated amounts for contribution to the Rural Infrastructure Development Fund established with NABARD or funds with other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contribution to these schemes, and periods of deposits, among other things, is linked to the bank rate published by the RBI from time to time. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by RBI when granting regulatory clearances/approvals for various purposes.

Foreign banks having 20 or more branches in India will be brought at par with domestic banks for priority sector targets in a phased manner over a maximum period of five years commencing from April 1, 2013 and will have a priority sector lending target of 40.0% of ANBC instead of the earlier requirement of 32.0%. Foreign banks having less than 20 branches in India continue to have the overall target of 32.0% of ANBC.

Export Credit

The RBI also requires banks to make loans to exporters. Banks have been advised to reach a level of outstanding export credit equivalent to 12.0% of their ANBC. We provide export credit for pre-shipment and post-shipment requirements of exporters in Rupees as well as foreign currencies. Export credit is not a separate priority sector lending category for domestic banks and foreign banks having 20 or more branches in India. Export credit to eligible activities under agriculture and MSEs will be taken into consideration for computing performance under the respective priority sector lending categories. Export credit extended by foreign banks with less than 20 branches will be taken into consideration in computing performance under the overall priority sector target. Interest rates on export credit in rupees are generally required to be determined in accordance with the base rate system. With effect from May 5, 2012, the RBI has deregulated the interest rates on export credit in foreign currency and has permitted banks to determine their own interest rates in respect thereof.

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

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of the bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of the bank. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of exposure to a borrower or a borrower group by a further 5.0% of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0% of capital funds in respect of a bank’s exposure to oil companies to whom specified oil bonds have been issued by the Government of India. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where they had exceeded the prudential exposure limits during the year.

The exposure (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC or NBFC-asset financing companies (“AFC”) must not exceed 10.0% or 15.0%, respectively, of the bank’s capital funds as per its last audited balance sheet. Banks may however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0% of capital funds, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Exposure of a bank to infrastructure finance companies (“IFC”) should not exceed 15.0% of its capital funds as per its last audited balance sheet, with a provision to increase it to 20.0% if the same is on account of funds on-lent by the IFC to the infrastructure sector. Further, all banks may also consider fixing internal limits for their aggregate exposure to all NBFCs put together.

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

The aggregate exposure that a bank has to the capital markets in all forms (both fund and non-fund based) must not exceed 40.0% of its net worth (both for the stand-alone and the consolidated bank) as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to venture capital funds (“VCFs”) must not exceed 20.0% of its net worth (both for the stand-alone and the consolidated bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

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

•

advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares or convertible bonds or convertible debentures or units of equity oriented mutual funds does not fully secure the advances;

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to companies against the security of shares/bonds/debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•

underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds. Banks are however permitted to exclude their own underwriting commitments, and the underwriting commitments of their subsidiaries, through the book running process for the purpose of arriving at the capital market exposure of the single bank as well as the consolidated bank;

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

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0% of its net worth as of March 31 of the previous year. A bank’s aggregate investment in subordinated bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted to up to 10.0% of the investing bank’s capital funds (Tier I plus Tier II capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status attract a 100.0% risk weight for credit risk for capital adequacy purposes.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with prescribed disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0% by an additional 10.0%, provided the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by Securitization Companies (“SC”) /Reconstruction Companies (“RCs”) set up under SARFEASI and registered with RBI. Investments in security receipts issued by SCs / RCs registered with RBI, investments in asset-backed securities and mortgage-backed securities, which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity. Banks are not permitted to invest in unrated non-SLR securities except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10% for unlisted non-SLR securities.

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

•

Held to maturity (“HTM”) investments compulsorily include recapitalization bonds received from the Government, investments in subsidiaries and joint ventures and investments in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of seven years must be at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of total investments. Banks are permitted to exceed the limit of 25.0% of investments for the held to maturity category provided the excess is comprised only of investments eligible for statutory liquidity ratio and the aggregate of such investments in the held to maturity category does not exceed 23.0% of the prescribed demand and time liabilities by March 2014 (being reduced from the earlier requirement of 25.0% in a phased manner).

•

Profit on the sale of investments in the held to maturity category is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•

Investments under the held for trading category must be sold within 90 days; in the event of an inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities must be shifted, with the approval of the board of directors, the asset liability management committee or the investment committee, to the available for sale category.

•

Available for sale and held for trading securities are required to be valued at market or fair value at prescribed intervals. The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the RBI price list or prices declared by the Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available for sale and held for trading securities.

•	Profit or loss on the sale of investments in both the held for trading and available for sale categories is recorded in the income statement.

•

Shifting of investments from or to held to maturity may be done with the approval of the board of directors once a year, normally at the beginning of the accounting year with the exception of shifting investments eligible for statutory liquidity ratio to comply with the phased reduction in the cap of 23.0% of the prescribed demand and time liabilities as stated above in respect of which shifting has been permitted at the beginning of each quarter during fiscal 2014; shifting of investments from available for sale to held for trading may be done with the approval of the board of directors, the asset liability management committee or the investment committee; shifting from held for trading to available for sale is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the board of directors, the asset liability management committee or the investment committee.

Held to maturity securities are not marked to market and are carried at acquisition cost. However, in the case of securities acquired at a premium, the amortization is provided separately.

Available for sale and held for trading securities are to be valued at market or fair value at prescribed intervals. Depreciation or appreciation for each basket within the available for sale and held for trading categories is aggregated. While net depreciation is provided for, net appreciation in each basket, if any, is not recognized except to the extent of depreciation already provided.

Investments in security receipts or pass through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies are valued at the lower of redemption value of the security receipts or the net book value of the underlying financial asset.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except short selling of central government securities subject to stipulated conditions. The RBI has permitted scheduled commercial banks to undertake short sales of central government securities, subject to the short position being covered within a maximum period of three months, including the day of trade. The short positions must be covered only by an outright purchase of an equivalent amount of the same security or through a long position in the When Issued market or allotment in primary auction.

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, banks are not permitted to pay interest on current account deposits. From April 1, 2010, payment of interest on a savings account deposit is calculated on a daily product basis against the previous practice of interest being payable on the minimum balance held in the account during the period from the tenth day to the last calendar day of the month. With effect from October 25, 2011, the RBI permitted banks to offer varying rates of interest on savings deposits of resident Indians subject to the following conditions:

•	each bank will have to offer a uniform interest rate on savings bank deposits up to Rs. 0.1 million, irrespective of the amount in the account within this limit; and

•

for savings bank deposits over Rs. 0.1 million a bank may provide differential rates of interest, if it so chooses, by ensuring that it does not discriminate in interest paid on such deposits, between one deposit and another of similar amount, accepted on the same date, at any of its offices.

With effect from December 16, 2011, the RBI also permitted banks the flexibility to offer varying rates of interest on NRE and NRO deposit accounts.

Hitherto, banks were required to pay interest of 4.0% per annum (increased from 3.5% effective May 2011) on domestic savings deposits, rupee denominated Non-Resident (External) Accounts Scheme and Ordinary Non-Resident Scheme savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted to pay an additional interest of 1.0% over the interest payable on deposits from the public.

The RBI has prescribed minimum and maximum maturity thresholds for certain types of deposits.

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic time deposits of the same maturity based on the size of these deposits, subject to the following conditions:

•	time deposits are of Rs. 1.5 million and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

With effect from April 1, 2013, the RBI increased the above threshold of Rs. 1.5 million to Rs. 10.0 million.

To achieve greater financial inclusion, banks have been advised by the RBI to offer a basic savings bank deposit account without any requirement of minimum balance and without carrying a charge for the stipulated basic minimum services that would make such accounts available as a normal banking service to all.

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

RBI guidelines require that a profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity. Prevention of Money Laundering Rules, 2005 require every banking company, and financial institution, as the case may be, to identify the beneficial owner and take all reasonable steps to verify his identity. The term “beneficial owner” has been defined as the natural person who ultimately owns or controls a client and/or the person on whose behalf the transaction is being conducted, including a person who exercises ultimate effective control over a juridical person. The procedure for identification of the beneficial owner has been specified by the Government of India in the Prevention of Money Laundering Rules, 2005.

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

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the RBI master circular on Know Your Customer norms / Anti-Money Laundering standards/Combating of Financing of Terrorism (CFT)/Obligation of banks under PML Act issued in July 2012.

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

CRR is required to be maintained on an average basis for a two-week period and should not fall below 70.0% of the required CRR on any particular day. The CRR requirement as of March 31, 2013 was 4.0% of the prescribed net demand and time liabilities. In order to address the recent volatility in rupee exchange rates, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0% with effect from the first day of the fortnight beginning July 27, 2013.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and was at 23.0% as of March 31, 2013. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

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

RBI’s “Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk” issued in November 2010 mandate banks in India to evaluate interest rate risk using both methods i.e. Traditional Gap Analysis (“TGA”) and Duration Gap Analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

Further, RBI guidelines on Stress Testing issued in 2007 has reinforced stress testing as an integral part of a bank’s risk management process, and the results are used to evaluate the potential vulnerability to some unlikely but plausible events or movements in financial variables that affect both interest rate risk and liquidity risk in the bank.

In November 2012, the RBI issued enhanced guidelines on liquidity risk management by banks. These guidelines consolidate various instructions on liquidity risk management that the RBI had issued from time to time, and where appropriate, harmonize and enhance these instructions in line with the principles for sound liquidity risk management and supervision issued by the Basel Committee on Banking Supervision (“BCBS”). The RBI’s guidelines require banks to establish a sound process for identifying, measuring, monitoring and controlling liquidity risk, including a robust framework for comprehensively projecting cash flows arising from assets, liabilities and off-balance sheet items over an appropriate time horizon. The key items covered under these guidelines include: i) governance of liquidity risk management including liquidity risk management policy, strategies and practices and liquidity risk tolerance; ii) management of liquidity risk, including identification, measurement and monitoring of liquidity risk; iii) collateral position management; iv) intra-day liquidity position management; and v) stress testing.

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

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to inter alia permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0% to 25.0% in a phased manner.

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

The RBI also conducts periodic on-site inspections of matters relating to the bank’s capital, asset quality, management, earnings, liquidity and systems and controls on an annual basis. We have been subjected to on-site inspection by the RBI at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the findings of the inspection with our management team along with members of the Audit Committee of our Board.

The RBI also conducts on-site supervision of selected branches of banks with respect to their general operations and foreign exchange related transactions.

The RBI has rolled-out a risk based supervision (“RBS”) framework which envisages continuous monitoring of banks through robust offsite reports to the RBI coupled with need based on-site inspection. This framework has been implemented by RBI for specific banks with effect from fiscal 2014. We have been identified as one of the banks under the RBS framework.

Penalties

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the above Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

No penalties were levied by the RBI during fiscal year 2013.

In March 2013, there were certain allegations published in the media against us and a few banks in the private sector. We investigated, as a matter of priority, if any breach of the Know Your Customer (KYC) and Anti Money Laundering (AML) guidelines specified by the RBI had occurred. The RBI had also conducted a scrutiny of our books of accounts, internal control, compliance systems and processes during March and April 2013. The scrutiny did not reveal any incident of money laundering. However, the RBI discovered certain irregularities and violations, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in periodic review of risk profiling of account holders, non -adherence to KYC rules for walk-in customers (non-customers) including for sale of third party products, sale of gold coins for cash in excess of Rs. 50,000 and non-submission of proper information required by the RBI. Based on its assessment, the RBI imposed on us a monetary penalty of Rs. 45 million in June 2013, which we have since paid. A press release dated July 15, 2013 issued by the RBI states that a similar scrutiny was also conducted at the offices of 29 other banks during April 2013. The RBI levied a penalty of Rs. 495.1 million on 22 of these banks and issued cautionary letters to seven banks. We have initiated steps to further strengthen our processes and procedures to further reduce the risk of such irregularities and violations.

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

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk-taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines are effective fiscal 2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-to-case basis.

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

Moratorium, Reconstruction and Amalgamation of Banks

A bank can apply to the high court for the suspension of its business. The high court, after considering the application of the bank, may order a moratorium staying commencement of an action or proceedings against the relevant banking company for a maximum period of six months. During such period of moratorium, if the RBI is satisfied that: (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, it may prepare a scheme for the reconstruction of the bank or amalgamation of the bank with any other bank. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the RBI would invite suggestions and objections on the draft scheme prior to placing the scheme before the Government for its sanction. The Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies (“Special Provisions”) Act, 1985 (“SICA”), Recovery of Debts Due to Banks and Financial Institutions Act, 1993 (“DRT Act”) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The SICA provides for reference of “sick” industrial companies, to the Board for Industrial and Financial Reconstruction (“BIFR”). Under the SICA, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2004 (the “SICA Repeal Act”). However, pursuant to the SICA Repeal Act, which is due to come into force on a date to be notified by the central Government in the official gazette, the provisions of the Companies Act will apply in relation to “sick” companies, under which the reference must be made to the National Company Law Tribunal, in place of the BIFR.

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

Regulations governing international branches and representative offices

We have overseas banking branches in Bahrain and Hong Kong and one representative office each in Dubai-UAE, Abu Dhabi-UAE and Nairobi-Kenya. Our branch in Bahrain is regulated by the Central Bank of Bahrain, and has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing / administering means of payment. Our branch in Hong Kong is a full service branch and is regulated by the Hong Kong Monetary Authority. The branch is permitted to undertake banking business in that jurisdiction with certain restrictions.

Our representative offices in Dubai and Abu Dhabi, UAE are regulated by the Central Bank of UAE and our representative office in Nairobi, Kenya is regulated by the Central Bank of Kenya.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or by current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate, except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, the RBI has now permitted persons resident in India to remit up to US$ 200,000 for any permissible current or capital account transaction or a combination of both.

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

Two-Way Fungibility of ADSs

The RBI permits the re-conversion of shares of Indian companies into ADSs, subject to the following conditions:

•	the Indian company has issued ADSs;

•	the shares of the Indian company are purchased by a registered stockbroker in India in the name of the depository, on behalf of the non-resident investor who wishes to convert such shares into ADSs;

•	shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian of the ADSs of the Indian company and are deposited with the custodian;

•	the number of shares so purchased does not exceed the ADSs converted into underlying shares, and are in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and

•	the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued thereunder from time to time.

The RBI requires the domestic custodian to ensure compliance with RBI guidelines and to file reports with the RBI from time to time. The domestic custodian is also required to perform, inter alia, the following functions in the context of the two-way fungibility of ADSs as per Indian laws:

•	provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;

•	monitor the total number of ADSs that have been converted into underlying shares by non-resident investors;

•	liaise with the issuer company to verify that the sectoral caps for foreign direct investment, if any, are not being breached; and

•	file a monthly report about the ADS transactions under the two-way fungibility arrangement with the RBI and the SEBI.

An investor who surrenders an ADS and withdraws equity shares may be entitled to redeposit those equity shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding equity shares purchased by a non-resident on the local stock exchange and issue ADSs representing those equity shares. However, in each case, the aggregate number of equity shares re-deposited or deposited by such persons cannot exceed the number of shares represented by ADSs as have been previously cancelled and not already replaced by further newly issued ADSs. The RBI has issued a notification, inter alia, permitting Indian companies to sponsor ADS issues against shares held by their shareholders at a price to be determined by the lead manager. Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will, subject to the foregoing, not have to obtain RBI approval for each transaction.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The Government of India regulates ownership of Indian companies by non-residents. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act. The Foreign Exchange Management Act, when read together with the regulations issued thereunder by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

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

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board (“FIPB”), to regulate all foreign direct investment into India. Foreign Direct Investment (“FDI”) means investment by a non-resident entity/person resident outside India in the equity shares/compulsorily convertible preference shares/compulsorily convertible debentures of an Indian company under Schedule 1 of the FEM (Transfer or Issue of Security by a Person Outside India) Regulations, 2000. FIPB approval is required for investment in some sectors, including petroleum, defense, public sector banks and asset reconstruction companies. In addition, the following investments also require the prior permission of the FIPB:

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

•	investment of more than 24.0% in the equity capital of units manufacturing items reserved for small scale industries;

•	investment in a non-operating holding company;

•	investments by an unincorporated entity; and

•	investment by swap of shares.

A person residing outside India or any entity incorporated outside India has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. Further, a citizen of Bangladesh or Pakistan or any entity incorporated in Bangladesh or Pakistan may, with the prior approval of the Government, purchase shares, convertible debentures or preference shares of an Indian company subject to the prescribed terms and conditions.

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

•

Under the portfolio investment scheme, foreign institutional investors, subject to registration with SEBI and the RBI, may hold in aggregate up to 24.0% of the paid-up equity capital of a company (including a private sector banking company). Subject to a resolution of the board of directors, a special resolution of the shareholders and prior notification to the RBI, this limit may be raised to 49.0% of the total issued capital of a private sector banking company; Furthermore, no single foreign institutional investor may own more than 10.0% of the total issued capital of the company. A foreign corporate or individual sub-account of the foreign institutional investor may not hold more than 5.0% of the total issued capital of a company; though a broad-based sub-account may hold up to and including 10.0% of the total issued capital of a company. No single non-resident Indian may own more than 5.0% of the total issued capital of the company and aggregate limit cannot exceed 10.0% of the total paid up capital. However, non-resident Indians holdings can be allowed up to 24.0% of the total paid-up capital provided the banking company passes a special resolution of the shareholders to that effect and gives prior notification to the RBI. In addition, overseas corporate bodies (i.e. entities in which non-resident Indians hold atleast 60%) are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

SEBI, through the SEBI (Foreign Institutional Investors) Regulations 1995, has provided that a foreign institutional investor (“FII”) may issue, deal in or hold offshore derivative instruments such as participatory notes, equity-linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities that are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with the “know your client” requirement. The FII is also required to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity. Sub-accounts cannot issue offshore derivative instruments. Also, SEBI, has broadened the scope of who can apply in order to be granted a registration and the criteria that would be followed and has stated that a foreign institutional investor shall be responsible and liable for all acts of commission and omission of all its sub-accounts and other deeds and things done by such sub-accounts in their capacity as sub-accounts under these regulations.

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. In our ADSs offering, we obtained the in-principle approval of the relevant stock exchanges for listing of the equity shares underlying the ADSs. We were not required to obtain the prior approval of the FIPB or the RBI. Notwithstanding the foregoing, if a FII, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the portfolio investment limitations mentioned above. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the FDI ownership levels set forth above require the Government of India’s approval on a case-by-case basis. Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 25.0% of our total equity, such investor may be required to make a public offer to the remaining shareholders under the Takeover Code.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2013. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on those criteria and our assessment we believe that, as of March 31, 2013, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, Deloitte Haskins & Sells, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati BapatMarg,

Lower Parel,

Mumbai 400 013, India.

July 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the Internal Control over Financial Reporting of HDFC Bank Limited and its subsidiaries (the “Bank”) as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Bank and our report dated July 29, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

July 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and its subsidiaries (the “Bank”) as of March 31, 2012 and 2013, and the related consolidated statements of income, statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2013. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HDFC Bank Limited and its subsidiaries as of March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 29, 2013 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2013, also comprehended the translation of Indian Rupee amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(y). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

s/ Deloitte Haskins & Sells

Chartered Accountants

Mumbai, India

July 29, 2013

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2012		2013		2013
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	188,043.0	Rs.	218,740.2	US$	4,012.1
Term placements		150,096.5		199,265.7		3,654.9
Investments held for trading, at fair value		77,043.4		87,383.5		1,602.8
Investments available for sale, at fair value (includes restricted investments of Rs. 544,169.2 and Rs. 805,912.3 (US$ 14,782.0), respectively)		807,080.4		1,018,071.5		18,673.4
Securities purchased under agreements to resell		20,868.3		67,000.0		1,228.9
Loans (net of allowance of Rs. 27,906.9 and Rs. 33,694.2 (US$ 618.0), respectively)		2,006,374.3		2,504,551.6		45,938.2
Accrued interest receivable		26,645.5		34,370.9		630.4
Property and equipment, net		24,960.9		28,978.4		531.5
Intangible assets, net		4,074.0		1,769.5		32.5
Goodwill		74,937.9		74,937.9		1,374.5
Other assets		191,031.5		135,836.9		2,491.6

Total assets	Rs.	3,571,155.7	Rs.	4,370,906.1	US$	80,170.8

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	2,012,057.9	Rs.	2,438,262.0	US$	44,722.3
Non-interest-bearing deposits		452,991.7		522,271.9		9,579.5

Total deposits		2,465,049.6		2,960,533.9		54,301.8
Securities sold under repurchase agreements		70,000.0		205,000.0		3,760.1
Short-term borrowings		112,642.8		145,617.2		2,670.9
Accrued interest payable		51,935.9		58,135.2		1,066.3
Long-term debt		178,366.6		295,219.7		5,414.9
Accrued expenses and other liabilities		296,568.1		236,022.2		4,329.1

Total liabilities	Rs.	3,174,563.0	Rs.	3,900,528.2	US$	71,543.1

Commitments and contingencies (see note 27)

Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 2,750,000,000 shares; issued and outstanding 2,346,688,270 shares and 2,379,419,030 shares, as of March 31, 2012 and March 31, 2013, respectively (see note 1)	Rs.	4,693.4	Rs.	4,758.8	US$	87.3
Additional paid-in capital		244,564.7		259,966.3		4,768.3
Advance received pending allotment of shares		—		221.5		4.1
Retained earnings		99,761.6		132,773.3		2,435.3
Statutory reserve		53,248.3		70,269.0		1,288.9
Accumulated other comprehensive income (loss)		(7,212.8)		485.4		8.9

Total HDFC Bank Limited shareholders’ equity		395,055.2		468,474.3		8,592.8
Noncontrolling interest in subsidiaries		1,537.5		1,903.6		34.9

Total shareholders’ equity		396,592.7		470,377.9		8,627.7

Total liabilities and shareholders’ equity	Rs.	3,571,155.7	Rs.	4,370,906.1	US$	80,170.8

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2011		2012		2013		2013
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	153,719.7	Rs.	210,315.7	Rs.	271,730.5	US$	4,984.1
Trading securities		3,013.8		4,056.2		5,780.0		106.0
Available for sale securities		40,739.8		56,621.0		66,554.2		1,220.7
Other		4,778.7		6,547.1		9,813.8		180.0

Total interest and dividend revenue		202,252.0		277,540.0		353,878.5		6,490.8

Interest expense:
Deposits		80,216.3		126,783.1		163,092.7		2,991.4
Short-term borrowings		5,357.1		12,233.8		13,888.4		254.7
Long-term debt		8,224.9		11,988.5		19,556.9		358.7
Other		51.4		142.6		264.0		4.8

Total interest expense		93,849.7		151,148.0		196,802.0		3,609.6

Net interest revenue		108,402.3		126,392.0		157,076.5		2,881.2
Provision for credit losses		9,621.9		7,837.3		12,688.0		232.7

Net interest revenue after provision for credit losses		98,780.4		118,554.7		144,388.5		2,648.5

Non-interest revenue, net:
Fees and commissions		38,718.9		44,867.2		53,989.6		990.2
Trading securities gain/(loss), net		(598.3)		(154.7)		105.0		1.9
Realized gain/(loss) on sales of available for sale securities, net		375.7		(1,315.1)		2,227.8		40.9
Other than temporary impairment losses on available for sale securities		(186.7)		(1,299.2)		(1,546.3)		(28.4)
Foreign exchange transactions		12,283.4		7,531.5		9,727.0		178.4
Derivatives gain/(loss), net		(3,873.8)		2,788.7		241.9		4.4
Other, net		96.2		177.1		432.4		7.9

Total non-interest revenue, net		46,815.4		52,595.5		65,177.4		1,195.3

Total revenue, net		145,595.8		171,150.2		209,565.9		3,843.8

Non-interest expense:
Salaries and staff benefits		37,865.6		45,791.3		53,954.1		989.6
Premises and equipment		12,419.8		14,595.1		17,391.4		319.0
Depreciation and amortization		5,138.6		5,588.7		6,686.2		122.6
Administrative and other		24,387.6		29,009.5		37,254.9		683.3
Amortization of intangible assets		2,558.6		2,328.9		2,304.5		42.3

Total non-interest expense		82,370.2		97,313.5		117,591.1		2,156.8

Income before income tax expense		63,225.6		73,836.7		91,974.8		1,687.0
Income tax expense		21,698.3		23,828.7		29,840.1		547.3

Net income before noncontrolling interest	Rs.	41,527.3	Rs.	50,008.0	Rs.	62,134.7	US$	1,139.7
Less: Net income attributable to noncontrolling interest		330.4		224.6		315.3		5.8

Net income attributable to HDFC Bank Limited	Rs.	41,196.9	Rs.	49,783.4	Rs.	61,819.4	US$	1,133.9

Per share information:
Earnings per equity share—basic	Rs.	17.84	Rs.	21.30	Rs.	26.18	US$	0.48
Earnings per equity share—diluted	Rs.	17.59	Rs.	21.12	Rs.	25.91	US$	0.47
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	53.52	Rs.	63.90	Rs.	78.54	US$	1.44

Earnings per ADS—diluted	Rs.	52.77	Rs.	63.36	Rs.	77.73	US$	1.41

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2011		2012		2013		2013
	(In millions)
Net income before noncontrolling interest	Rs.	41,527.3	Rs.	50,008.0	Rs.	62,134.7	US$	1,139.7

Other comprehensive income, net of tax:
Foreign currency translation reserve:
Net unrealized gain (loss) arising during the period		(36.1)		253.6		60.9		1.1
Reclassification of net gain (loss) included in net income		—		—		—		—

Available for sale securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (2,402.1), Rs. (782.3) and Rs.3,771.9, respectively]		(4,832.9)		(1,829.9)		7,853.4		144.0
Net unrealized gain (loss) reclassified to earnings [net of tax Rs. (320.7), Rs. 36.5 and Rs. (103.8) respectively]		(644.8)		76.0		(216.1)		(4.0)

Other comprehensive income, net of tax		(5,513.8)		(1,500.3)		7,698.2		141.1
Total comprehensive income		36,013.5		48,507.7		69,832.9		1,280.8
Less: Comprehensive income attributable to noncontrolling interest		330.4		224.6		315.3		5.8

Comprehensive income attributable to HDFC Bank Limited		35,683.1		48,283.1		69,517.6		1,275.0

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2011		2012		2013		2013
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	41,527.3	Rs.	50,008.0	Rs.	62,134.7	US$	1,139.7
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		9,621.9		7,837.3		12,688.0		232.7
Depreciation and amortization		5,138.6		5,588.7		6,686.2		122.6
Amortization of intangibles		2,558.6		2,328.9		2,304.5		42.3
Amortization of deferred acquisition costs		3,986.7		4,608.8		3,748.7		68.8
Amortization of premium (discount) on investments		1,698.5		324.1		(886.8)		(16.3)
Other than temporary impairment of investment		186.7		1,299.2		1,546.3		28.4
Provision for deferred income taxes		(1,207.1)		(1,950.0)		(4,881.7)		(89.5)
Share-based compensation expense		3,407.7		3,887.7		4,533.7		83.2
Net realized (gain) loss on sale of available for sale securities		(375.7)		1,315.1		(2,227.8)		(40.9)
(Gain) loss on disposal of property and equipment, net		8.8		(12.6)		10.2		0.2
Exchange (gain) loss		485.0		(3,089.5)		(2,197.9)		(40.4)
Net change in:
Investments held for trading		(10,058.1)		(43,305.8)		(11,200.8)		(205.4)
Accrued interest receivable		(5,987.0)		(6,885.6)		(7,725.5)		(141.7)
Other assets		2,563.2		(59,217.5)		48,090.2		882.0
Accrued interest payable		7,783.3		24,180.8		6,201.2		113.7
Accrued expense and other liabilities		(11,221.8)		50,574.7		(47,309.7)		(867.9)

Net cash provided by operating activities		50,116.6		37,492.3		71,513.5		1,311.5

Cash flows from investing activities:
Net change in term placements		(43,925.1)		(48,174.4)		(49,169.2)		(901.9)
Activity in available for sale securities:
Purchases		(365,974.2)		(553,510.4)		(743,212.7)		(13,631.9)
Proceeds from sales		32,172.5		9,078.8		72,607.2		1,331.8
Maturities, prepayments and calls		176,740.8		363,100.6		470,598.0		8,631.7
Net change in repurchase options and reverse repurchase options		80,000.0		(10,868.3)		88,868.3		1,630.0
Loans purchased		(65,074.6)		(57,263.2)		(51,644.0)		(947.2)
Repayments on loans purchased		28,245.7		41,302.5		40,596.8		744.6
Increase in loans originated, net of principal collections		(303,115.8)		(379,906.4)		(503,662.9)		(9,238.1)
Additions to property and equipment		(5,836.1)		(7,924.5)		(9,994.1)		(183.3)
Proceeds from sale or disposal of property and equipment		90.8		46.0		43.1		0.8

Net cash used in investing activities		(466,676.0)		(644,119.3)		(684,969.5)		(12,563.5)

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2011		2012		2013		2013
	(In millions)
Cash flows from financing activities:
Net increase in deposits		409,794.4		385,202.5		493,240.6		9,047.0
Net increase (decrease) in short-term borrowings		(21,185.6)		38,641.2		33,123.4		607.5
Proceeds from issue of shares by a subsidiary to noncontrolling interests		113.7		12.3		34.6		0.6
Proceeds from issuance of long-term debt		22,687.8		88,329.3		162,705.7		2,984.3
Repayment of long-term debt		(5,312.5)		(6,188.1)		(45,875.4)		(841.4)
Proceeds from issuance of equity shares for options exercised		8,281.6		5,302.8		10,949.5		200.8
Proceeds from application for issuance of equity shares for options exercised pending allotment		—		—		221.5		4.1
Payment of dividends and dividend tax		(6,440.9)		(8,947.6)		(11,787.0)		(216.2)

Net cash provided by financing activities		407,938.5		502,352.4		642,612.9		11,786.7

Effect of exchange rate changes on cash and cash equivalents		(35.5)		3,415.5		1,540.3		28.3
Net change in cash and cash equivalents		(8,656.4)		(100,859.1)		30,697.2		563.0
Cash and cash equivalents, beginning of year		297,558.5		288,902.1		188,043.0		3,449.1

Cash and cash equivalents, end of year	Rs.	288,902.1	Rs.	188,043.0	Rs.	218,740.2	US$	4,012.1

Supplementary cash flow information:
Interest paid	Rs.	86,067.9	Rs.	126,958.1	Rs.	190,602.7	US$	3,496.0
Income taxes paid	Rs.	23,206.0	Rs.	28,180.1	Rs.	38,348.8	US$	703.4
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	533.9	Rs.	311.6	Rs.	1,074.4	US$	19.7

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)	Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
(In millions, except for equity shares)
Balance at March 31, 2010	2,288,716,360	Rs.	4,577.4	Rs.	223,784.9	Rs.	47,059.1	Rs.	30,359.0	Rs. (198.7)	Rs.	305,581.7	Rs.	872.5	Rs.	306,454.2
Shares issued upon exercise of options	37,412,060		74.8		8,206.8							8,281.6				8,281.6
Share-based compensation					3,407.7							3,407.7				3,407.7
Dividends, including dividend tax							(6,440.9)					(6,440.9)				(6,440.9)
Change in ownership interest in subsidiary					(21.5)							(21.5)		21.5		—
Shares issued to non-controlling interest														113.7		113.7
Transfer to statutory reserve							(9,869.0)		9,869.0
Net income							41,196.9					41,196.9		330.4		41,527.3
Net change in accumulated other comprehensive income										(5,513.8)		(5,513.8)				(5,513.8)
Balance at March 31, 2011	2,326,128,420	Rs.	4,652.2	Rs.	235,377.9	Rs.	71,946.1	Rs.	40,228.0	Rs.(5,712.5)		Rs.346,491.7	Rs.	1,338.1	Rs.	347,829.8
Shares issued upon exercise of options	20,559,850		41.2		5,261.6							5,302.8				5,302.8
Share-based compensation					3,887.7							3,887.7				3,887.7
Dividends, including dividend tax							(8,947.6)					(8,947.6)				(8,947.6)
Change in ownership interest in subsidiary					37.5							37.5		(37.5)		—
Shares issued to non-controlling interest												—		12.3		12.3
Transfer to statutory reserve							(13,020.3)		13,020.3			—				—
Net income							49,783.4					49,783.4		224.6		50,008.0
Net change in accumulated other comprehensive income										(1,500.3)		(1,500.3)				(1,500.3)
Balance at March 31, 2012	2,346,688,270	Rs.	4,693.4	Rs.	244,564.7	Rs.	99,761.6	Rs.	53,248.3	Rs.(7,212.8)		Rs.395,055.2	Rs.	1,537.5	Rs.	396,592.7

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Advance received pending allotment of shares		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
Balance at March 31, 2012	2,346,688,270	Rs.	4,693.4	Rs.	244,564.7	Rs.	—	Rs.	99,761.6	Rs.	53,248.3		Rs. (7,212.8)	Rs.	395,055.2	Rs.	1,537.5	Rs.	396,592.7
Shares issued upon exercise of options	32,730,760		65.4		10,884.1										10,949.5				10,949.5
Share-based compensation					4,533.7										4,533.7				4,533.7
Advances received pending allotment of shares							221.5								221.5				221.5
Dividends, including dividend tax									(11,787.0)						(11,787.0)				(11,787.0)
Change in ownership interest in subsidiary					(16.2)										(16.2)		16.2		—
Shares issued to non-controlling interest															—		34.6		34.6
Transfer to statutory reserve									(17,020.7)		17,020.7				—				—
Net income									61,819.4						61,819.4		315.3		62,134.7
Net change in accumulated other comprehensive income													7,698.2		7,698.2				7,698.2
Balance at March 31, 2013	2,379,419,030	Rs.	4,758.8	Rs.	259,966.3	Rs.	221.5	Rs.	132,773.3	Rs.	70,269.0	Rs.	485.4	Rs.	468,474.3	Rs.	1,903.6	Rs.	470,377.9

Balance at March 31, 2013	2,379,419,030	US$	87.3	US$	4,768.3	US$	4.1	US$	2,435.3	US$	1,288.9	US$	8.9	US$	8,592.8	US$	34.9	US$	8,627.7

*	In terms of local regulations the Bank is required to transfer 25% of its profit after tax (Indian GAAP ) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Bank overview

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

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 22.8% of the Bank’s equity as of March 31, 2013. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

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

b. Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

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

i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

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

The Bank also records unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its unallocated allowance for retail loans based on an internal credit slippage matrix, which measures the Bank’s historic losses for its standard loan portfolio. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

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

n. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. The Bank generally does not charge upfront loan origination fees. Nominal application fees are charged which offset the related costs incurred.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

v. Goodwill and other intangibles

Goodwill is tested for impairment in accordance with FASB ASC 350-20 ‘Goodwill’. Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

w. Recently adopted accounting standards

In April 2011, FASB issued Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”). This ASU provides evaluation criteria for whether a restructuring constitutes a troubled debt restructuring. ASU 2011-02 requires additional disclosures around the nature and extent of modified finance receivables and their effect on the allowance for loan losses, disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses for finance receivables meeting the definition of a troubled debt restructuring in ASU 2011-02. ASU 2011-02 is effective for interim and annual periods beginning on or after June 15, 2011. The Bank adopted the provisions of ASU 2011-02 from April 1, 2012. The adoption of ASU 2011-02 did not have a material impact on the Bank’s consolidated financial position, results of operations and cash flows.

In April 2011, FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”) . This ASU eliminates the requirement for entities to consider whether the transferor (i.e., seller) has the ability to repurchase the financial assets in a repurchase agreement. ASU 2011-03 is effective on a prospective basis to new transactions or modifications for interim or annual periods beginning on or after December 15, 2011. The Bank adopted the provisions of ASU 2011-03 from April 1, 2012. The adoption of ASU 2011-03 did not have a material impact on the Bank’s consolidated financial position or results of operations and cash flows.

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement” (“ASU 2011-04”) which amends the fair value accounting guidance. This ASU clarifies the application of the highest and best use and valuation premise concepts, precludes the application of blockage factors in the valuation of all financial instruments and includes criteria for applying the fair value measurement principles to portfolios of financial instruments. This ASU additionally prescribes enhanced financial statement disclosures for Level 3 fair value measurements. ASU 2011-04 is effective for interim or annual periods beginning on or after December 15, 2011. The Bank adopted the provisions of ASU 2011-04 effective April 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Bank’s consolidated financial position or results of operations and cash flows.

In June 2011, FASB issued ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”) which requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. In December 2011, FASB amended this guidance to defer the changes relating to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 is effective for interim or annual periods beginning on or after December 15, 2011. The Bank adopted the provisions of ASU 2011-05 effective April 1, 2012. Upon adoption of this ASU, the Bank changed the presentation of comprehensive income. The adoption of this ASU did not have any impact on the Bank’s consolidated financial position or results of operations.

In September 2011, FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (“ASU 2011-08”), which amends the guidance in ASC 350-20. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The Bank adopted the provisions of the said update effective April 1, 2012. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

x. Recently issued accounting pronouncements not yet effective

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities (Topic 210) (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013 and should be applied retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, which clarifies the scope of ASU 2011-11 by limiting the disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent they are subject to an enforceable master netting or similar arrangement. The Updates will not affect our consolidated financial position or results of operations since they amend only the disclosure requirements for offsetting financial instruments.

In July 2012, FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment (Topic 350)” (“ASU 2012-02”), which amends the guidance in ASC 350-30. Under the revised guidance, entities testing indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing quantitative assessment steps. If based on the qualitative assessment, an entity concludes it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the entity must complete the quantitative tests to determine if the asset is impaired. If an entity concludes otherwise, quantitative tests are not required. This new guidance will be effective for the interim or annual periods beginning on or after September 15, 2012. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220)” (“ASU 2013-02”). ASU 2013-02, requires an entity to disclose the effect on net income line items from significant amounts reclassified out of accumulated other comprehensive income and entirely into net income. However, for those reclassifications that are partially or entirely capitalized on the balance sheet, then entities must provide a cross-reference to disclosures that provide information about the effect of the reclassifications. ASU 2013-02 is effective for interim and annual periods beginning on or after December 15, 2012. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2013 have been translated into U.S. dollars at U.S.$1.00 = Rs. 54.52 as published by the Federal Reserve Board of New York on March 29, 2013. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2012 and March 31, 2013 include balances of Rs. 106,841.3 million and Rs. 96,196.8 million, respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 70% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs. 116.7 million (US$ 2.2 million) at March 31, 2013.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investments, held for trading

The portfolio of trading securities as of March 31, 2012 and March 31, 2013 was as follows:

	As of March 31, 2012
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	41,815.4	Rs.	8.8	Rs.	185.3	Rs.	41,638.9
Securities issued by Government of India sponsored institutions		78.1		1.6		—		79.7
State government securities		9,379.0		9.4		9.9		9,378.5
Other corporate/financial institution securities		7,079.8		41.5		6.5		7,114.8
Deposit Certificates issued by banks		18,829.1		3.8		1.4		18,831.5

Total debt securities	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4

	As of March 31, 2013
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	63,468.6	Rs.	134.7	Rs.	58.5	Rs.	63,544.8
Other corporate/financial institution securities		13,856.2		11.7		59.1		13,808.8

Total debt securities		77,324.8		146.4		117.6		77,353.6
Other securities-mutual fund units		10,029.9		—		—		10,029.9

Total	Rs.	87,354.7	Rs.	146.4	Rs.	117.6	Rs.	87,383.5

Total	US$	1,602.3	US$	2.7	US$	2.2	US$	1,602.8

6. Investments, available for sale The portfolio of available for sale securities as of March 31, 2012 and March 31, 2013 was as follows:
	As of March 31, 2012
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	764,267.2	Rs.	505.2	Rs.	12,432.3	Rs.	752,340.1
Securities issued by Government of India sponsored institutions		376.7		2.3		—		379.0
State government securities		251.8		—		1.6		250.2
Securities issued by state government sponsored institutions		754.9		—		16.8		738.1
Credit substitutes (see note 8)		11,789.8		47.3		36.6		11,800.5
Other corporate/financial institution bonds		219.7		27.3		—		247.0
Certificate of Deposit		27,235.0		29.4		55.2		27,209.2

Debt securities, other than asset and mortgage-backed securities		804,895.1		611.5		12,542.5		792,964.1
Mortgage-backed securities		3,094.3		222.9		6.3		3,310.9
Asset-backed securities		485.3		100.0		—		585.3
Other securities (including mutual fund units)		9,557.7		662.4		—		10,220.1

Total	Rs.	818,032.4	Rs.	1,596.8	Rs.	12,548.8	Rs.	807,080.4

Securities with gross unrealized losses							Rs.	704,464.5
Securities with gross unrealized gains								102,615.9

							Rs.	807,080.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2013
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	924,701.5	Rs.	2,664.7	Rs.	3,538.9	Rs.	923,827.3
State government securities		234.0		0.9		0.2		234.7
Credit substitutes (see note 8)		46,596.4		53.3		27.1		46,622.6
Other corporate/financial institution bonds		3,655.6		62.3		0.1		3,717.8
Certificate of Deposit		18,763.1		66.0		—		18,829.1

Debt securities, other than asset and mortgage-backed securities		993,950.6		2,847.2		3,566.3		993,231.5
Mortgage-backed securities		2,353.3		126.2		4.5		2,475.0
Asset-backed securities		5,127.5		142.9		141.7		5,128.7
Other securities (including mutual fund units)		16,356.6		879.7		—		17,236.3

Total	Rs.	1,017,788.0	Rs.	3,996.0	Rs.	3,712.5	Rs.	1,018,071.5

Total	US$	18,668.2	US$	73.3	US$	68.1	US$	18,673.4

Securities with gross unrealized losses							Rs.	687,522.0
Securities with gross unrealized gains								330,549.5

							Rs.	1,018,071.5

							US$	18,673.4

AFS investments of Rs. 752,595.3 million and Rs. 924,062.0 million as of March 31, 2012 and March 31, 2013, respectively, are eligible for placement towards the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions. Of these investments, Rs. 544,169.2 million as of March 31, 2012 and Rs. 805,912.3 million (US$ 14,782.0 million) as of March 31, 2013, respectively, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) , real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer and whether the Bank intends to sell or will be required to sell the security until the forecasted recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 186.7 million, Rs. 1,299.2 million and Rs. 1,546.3 million (US$ 28.4 million) as other than temporary impairment in fiscal year 2011, 2012 and 2013, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2013 are temporary in nature. The Bank’s review of impairment generally entails:

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

As of March 31, 2012 and March 31, 2013, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2012 was as follows:

	As of March 31, 2012
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	197,634.4	Rs.	1,424.1	Rs.	479,755.4	Rs.	11,008.2	Rs.	677,389.8	Rs.	12,432.3
State government securities		2.6		0.1		247.5		1.5		250.1		1.6
Securities issued by state government sponsored institutions		733.3		16.8		4.9		—		738.2		16.8
Credit substitutes (see note 8)		6,545.0		31.0		794.3		5.6		7,339.3		36.6
Other corporate/financial institution bonds		—		—		10.0		—		10.0		—
Certificate of Deposit		18,504.3		55.2		—		—		18,504.3		55.2

Debt securities, other than asset and mortgage-backed securities		223,419.6		1,527.2		480,812.1		11,015.3		704,231.7		12,542.5
Mortgage-backed securities		232.8		6.3		—		—		232.8		6.3

Total	Rs.	223,652.4	Rs.	1,533.5	Rs.	480,812.1	Rs.	11,015.3	Rs.	704,464.5	Rs.	12,548.8

The gross unrealized losses and fair value of available for sale securities at March 31, 2013 was as follows:

	As of March 31, 2013
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	282,968.1	Rs.	274.5	Rs.	372,054.9	Rs.	3,264.4	Rs.	655,023.0	Rs.	3,538.9
State government securities		—		—		41.6		0.2		41.6		0.2
Credit substitutes (see note 8)		27,280.8		26.3		532.4		0.8		27,813.2		27.1
Other corporate/financial institution bonds		9.7		0.1		—		—		9.7		0.1

Debt securities, other than asset and mortgage-backed securities		310,258.6		300.9		372,628.9		3,265.4		682,887.5		3,566.3
Mortgage-backed securities		176.1		4.5		—		—		176.1		4.5
Asset-backed securities		4,458.4		141.7		—		—		4,458.4		141.7

Total	Rs.	314,893.1	Rs.	447.1	Rs.	372,628.9	Rs.	3,265.4	Rs.	687,522.0	Rs.	3,712.5

Total	US$	5,775.7	US$	8.2	US$	6,834.7	US$	59.9	US$	12,610.4	US$	68.1

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2013 is set out below:

	As of March 31, 2013
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	368,984.1	Rs.	368,909.0	US$	6,766.5
Over one year through five years		401,486.7		399,514.7		7,327.9
Over five years through ten years		182,689.6		183,873.2		3,372.6
Over ten years		40,790.2		40,934.6		750.8

Total	Rs.	993,950.6	Rs.	993,231.5	US$	18,217.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of available for sale mortgage-backed and asset-backed securities as of March 31, 2013 is set out below:

	As of March 31, 2013
	Amortized Cost	Fair Value	Fair Value
	(In millions)
Within one year	Rs. 2,412.9	Rs. 2,399.7	US$	44.0
Over one year through five years	3,818.2	3,777.0		69.3
Over five years through ten years	663.0	689.8		12.7
Over ten years	586.7	737.2		13.5

Total	Rs. 7,480.8	Rs. 7,603.7	US$	139.5

Gross realized gains and gross realized losses from sales of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2011		2012		2013		2013
	(In millions)
Gross realized gains on sale	Rs.	782.6	Rs.	87.4	Rs.	2,263.6	US$	41.5
Gross realized losses on sale		(406.9)		(1,402.5)		(35.8)		(0.6)

Realized gains (losses), net		375.7		(1,315.1)		2,227.8		40.9
Dividends and interest		40,739.8		56,621.0		66,554.2		1,220.7

Total	Rs.	41,115.5	Rs.	55,305.9	Rs.	68,782.0	US$	1,261.6

7. Investments, held to maturity

There were no HTM securities as of March 31, 2012 and March 31, 2013.

Under Indian GAAP, transfer from an HTM portfolio to an AFS portfolio are permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP and therefore the investment classification made under US GAAP and Indian GAAP varies materially.

8. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2012 and March 31, 2013 were as follows:

	As of March 31,
	2012				2013
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	4,001.0	Rs.	4,009.5	Rs.	6,799.0	Rs.	6,820.0
Commercial paper		7,788.8		7,791.0		39,797.4		39,802.6

Total	Rs.	11,789.8	Rs.	11,800.5	Rs.	46,596.4	Rs.	46,622.6

					US$	854.7	US$	855.1

The fair values of credit substitutes by credit quality indicators and amounts provided for other than temporary impairments is as follows:

	As of March 31,
	2012		2013		2013
	(In millions)
Pass	Rs.	11,800.5	Rs.	46,622.6	US$	855.1
Impaired—gross balance		102.8		500.0		9.2
Less: amounts provided for other than temporary impairments		102.8		500.0		9.2

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	11,800.5	Rs.	46,622.6	US$	855.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired credit substitutes

	As of March 31,
	2012		2013		2013
	(In millions)
Gross impaired credit substitutes:
— on accrual status	Rs.	—	Rs.	—	US$	—
— on non-accrual status		102.8		500.0		9.2

Total	Rs.	102.8	Rs.	500.0	US$	9.2

Gross impaired credit substitutes by industry:
— Textiles & Garments	Rs.	53.1	Rs.	—	US$	—
— Leather Products		24.1		—		—
— Automobile and Auto Ancillary		22.0		—		—
— Drugs and Pharmaceuticals		3.6		—		—
— Others		—		500.0		9.2

Total	Rs.	102.8	Rs.	500.0	US$	9.2

Average impaired credit substitutes	Rs.	51.4	Rs.	250.0	US$	4.6

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

As of March 31, 2013, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

9. Repurchase and resell agreements

Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2011, March 31, 2012 and March 31, 2013. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2012 and March 31, 2013 were Rs. 20,868.3 and Rs.67,000.0 million, respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2012 and March 31, 2013 were Rs. 70,000.0 and Rs. 205,000.0 million, respectively.

10. Loans

Loan balances include Rs. 64,148.4 million and Rs. 79,371.0 million (US$ 1,455.8) as of March 31, 2012 and March 31, 2013, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans by facility as of March 31, 2012 and March 31, 2013 were as follows:

	As of March 31,
	2012		2013		2013
	(In millions)
Retail loans:
Auto loans	Rs.	310,822.5	Rs.	365,974.3	US$	6,712.7
Personal loans/ Credit cards		219,137.9		289,691.1		5,313.5
Retail business banking		284,431.5		399,623.1		7,329.8
Commercial vehicle and construction equipment finance		228,751.1		274,074.4		5,027.0
Housing loans		142,897.4		168,048.6		3,082.3
Other retail loans		158,926.4		232,092.2		4,257.0

Subtotal	Rs.	1,344,966.8	Rs.	1,729,503.7	US$	31,722.3

Wholesale loans	Rs.	689,314.4	Rs.	808,742.1	US$	14,833.9

Gross loans		2,034,281.2		2,538,245.8		46,556.2
Less: Allowance for credit losses		27,906.9		33,694.2		618.0

Total	Rs.	2,006,374.3	Rs.	2,504,551.6	US$	45,938.2

The contractual residual maturity of gross loans as of March 31, 2013 is set out below:

	As of March 31, 2013
	Wholesale loans		Retail Loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	458,131.3	Rs.	541,093.1	Rs.	999,224.4
Over one year through five years		297,660.2		1,028,807.2		1,326,467.4
Over five years		52,950.6		159,603.4		212,554.0

Total gross loans	Rs.	808,742.1	Rs.	1,729,503.7	Rs.	2,538,245.8

	US$	14,833.9	US$	31,722.3	US$	46,556.2

Gross loans analyzed by performance are as follows:

	As of March 31,
	2012		2013		2013
	(In millions)
Performing	Rs.	2,015,246.3	Rs.	2,517,113.7	US$	46,168.6
Impaired		19,034.9		21,132.1		387.6

Total gross loans	Rs.	2,034,281.2	Rs.	2,538,245.8	US$	46,556.2

The following table provides details of age analysis of loans as of March 31, 2012 and March 31, 2013.

	As of March 31, 2012
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	1,081.2	Rs.	952.5	Rs.	308,788.8	Rs.	310,822.5
Personal loans/Credit card		1,376.2		1,087.4		216,674.3		219,137.9
Retail business banking		1,801.9		5,015.4		277,614.2		284,431.5
Commercial vehicle and construction equipment finance		2,087.5		1,589.4		225,074.2		228,751.1
Housing loans		81.3		402.1		142,414.0		142,897.4
Other retail		2,434.4		2,264.5		154,227.5		158,926.4
Wholesale loans		1,256.7		7,723.6		680,334.1		689,314.4

Total	Rs.	10,119.2	Rs.	19,034.9	Rs.	2,005,127.1	Rs.	2,034,281.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2013
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	1,419.7	Rs.	1,238.7	Rs.	363,315.9	Rs.	365,974.3
Personal loans/Credit card		2,346.4		1,550.6		285,794.1		289,691.1
Retail business banking		3,466.7		5,790.1		390,366.3		399,623.1
Commercial vehicle and construction equipment finance		6,577.8		3,657.9		263,838.7		274,074.4
Housing loans		58.4		268.0		167,722.2		168,048.6
Other retail		2,263.9		2,073.8		227,754.5		232,092.2
Wholesale loans		2,941.8		6,553.0		799,247.3		808,742.1

Total	Rs.	19,074.7	Rs.	21,132.1	Rs.	2,498,039.0	Rs.	2,538,245.8

Total	US$	349.9	US$	387.6	US$	45,818.7	US$	46,556.2

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2012 and as of March 31, 2013 is given below.

	As of March 31, 2012
	Auto loans		Personal loans/Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Total
	(In millions)
Performing	Rs.	309,870.0	Rs.	218,050.5	Rs.	279,416.1	Rs.	227,161.7	Rs.	142,495.3	Rs.	156,661.9	Rs.	1,333,655.5
Impaired		952.5		1,087.4		5,015.4		1,589.4		402.1		2,264.5		11,311.3

Total	Rs.	310,822.5	Rs.	219,137.9	Rs.	284,431.5	Rs.	228,751.1	Rs.	142,897.4	Rs.	158,926.4	Rs.	1,344,966.8

	As of March 31, 2013
	Auto loans		Personal loans/Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Total
	(In millions)
Performing	Rs.	364,735.6	Rs.	288,140.5	Rs.	393,833.0	Rs.	270,416.5	Rs.	167,780.6	Rs.	230,018.4	Rs.	1,714,924.6
Impaired		1,238.7		1,550.6		5,790.1		3,657.9		268.0		2,073.8		14,579.1

Total	Rs.	365,974.3	Rs.	289,691.1	Rs.	399,623.1	Rs.	274,074.4	Rs.	168,048.6	Rs.	232,092.2	Rs.	1,729,503.7

	US$	6,712.7	US$	5,313.5	US$	7,329.8	US$	5,027.0	US$	3,082.3	US$	4,257.0	US$	31,722.3

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

	As of March 31,
	2012		2013		2013
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	680,542.4	Rs.	800,423.7	US$	14,681.3
Labeled		1,048.4		1,765.4		32.4
Impaired		7,723.6		6,553.0		120.2

Total	Rs.	689,314.4	Rs.	808,742.1	US$	14,833.9

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2012 and March 31, 2013.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank holds no recorded impaired loans for which there is no related allowance.

	As of March 31, 2013
	Recorded investments		Unpaid principal balance		Related specific allowance		Average Recorded investments		Finance Receivable on Non Accrual Basis
	(In millions)
Retail Loans
Auto loans	Rs.	1,238.7	Rs.	1,238.7	Rs.	556.7	Rs.	1,095.6	Rs.	1,238.7
Personal loans/ Credit card		1,550.6		1,550.6		1,067.1		1,319.0		1,550.6
Retail business banking		5,790.1		5,790.1		5,058.2		5,402.8		5,790.1
Commercial vehicle and construction equipment finance		3,657.9		3,657.9		2,094.4		2,623.7		3,657.9
Housing loans		268.0		268.0		185.0		335.1		268.0
Other retail		2,073.8		2,073.8		1,751.0		2,169.2		2,073.8
Wholesale loans		6,553.0		6,553.0		5,754.5		7,138.3		6,299.7

Total	Rs.	21,132.1	Rs.	21,132.1	Rs.	16,466.9	Rs.	20,083.7	Rs.	20,878.8

Total	US$	387.6	US$	387.6	US$	302.0	US$	368.4	US$	383.0

The Bank holds no recorded impaired loans for which there is no related allowance.

Impaired loans by industry as of March 31, 2012 and March 31, 2013 by facility are as follows:

	As of March 31, 2012
	(In millions)
Gross impaired loans by industry:
— Non-Banking Finance Companies/ Financial Intermediaries	Rs.	1,782.7
—Textiles & Garments		1,430.5
—Others (none greater than 5% of impaired loans)		15,821.7

Total	Rs.	19,034.9

	As of March 31, 2013
	(In millions)
Gross impaired loans by industry:
— Non-Banking Finance Companies/ Financial Intermediaries	Rs.	1,124.2	US$	20.6
—Land Transport		1,316.0		24.1
—Others (none greater than 5% of impaired loans)		18,691.9		342.9

Total	Rs.	21,132.1	US$	387.6

Summary information relating to impaired loans during the years ended March 31, 2011, March 31, 2012 and March 31, 2013 is as follows:

	Fiscal Year ended March 31,
	2011		2012		2013		2013
	(In millions)
Average impaired loans, net of allowance	Rs.	5,007.6	Rs.	4,145.4	Rs.	4,191.7	US$	76.9
Interest income recognized on impaired loans	Rs.	1,292.5	Rs.	1,668.3	Rs.	1,647.8	US$	30.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2012 are as follows:

	As of March 31, 2012
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	503.1	Rs.	895.2	Rs.	4,396.8	Rs.	594.1	Rs.	237.2	Rs.	1,885.9		Rs.7,577.5	Rs.	8,357.0	Rs.	1,447.5	Rs.	25,894.3
Write-offs		(1,277.1)		(4,862.7)		(220.6)		(555.8)		(46.3)		(448.7)		(2,818.4)						(10,229.6)
Net allowance for credit losses*		1,235.7		4,723.4		366.5		939.7		78.5		438.1		1,674.6		3,025.5		(239.8)		12,242.2

Allowance for credit losses, end of the period	Rs.	461.7	Rs.	755.9	Rs.	4,542.7	Rs.	978.0	Rs.	269.4	Rs.	1,875.3	Rs.	6,433.7	Rs.	11,382.5	Rs.	1,207.7	Rs.	27,906.9

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	6,433.7	Rs.	—	Rs.	—	Rs.	6,433.7
Allowance collectively evaluated for impairment		461.7		755.9		4,542.7		978.0		269.4		1,875.3		—		11,382.5		1,207.7		21,473.2
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		7,723.6		—		—		7,723.6
Loans collectively evaluated for impairment		952.5		1,087.4		5,015.4		1,589.4		402.1		2,264.5		—		1,333,655.5		681,590.8		2,026,557.6

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 4,404.9 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2013 are as follows:

	As of March 31, 2013
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	461.7	Rs.	755.9	Rs.	4,542.7	Rs.	978.0	Rs.	269.4	Rs.	1,875.3	Rs.	6,433.7	Rs.	11,382.5	Rs.	1,207.7	Rs.	27,906.9	US$	511.9
Write-offs		(1,547.5)		(5,516.5)		(155.3)		(2,498.4)		(38.5)		(1,124.7)		(995.1)						(11,876.0)		(217.9)
Net allowance for credit losses*		1642.5		5,827.7		670.8		3,614.8		(45.9)		1,000.4		315.9		3,349.1		1,288.0		17,663.3		324.0

Allowance for credit losses, end of the period	Rs.	556.7	Rs.	1,067.1	Rs.	5,058.2	Rs.	2,094.4	Rs.	185.0	Rs.	1,751.0	Rs.	5,754.5	Rs.	14,731.6	Rs.	2,495.7	Rs.	33,694.2	US$	618.0

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	5,754.5	Rs.	—	Rs.	—	Rs.	5,754.5	US$	105.5
Allowance collectively evaluated for impairment		556.7		1,067.1		5,058.2		2,094.4		185.0		1,751.0		—		14,731.6		2,495.7		27,939.7		512.5
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		6,553.0		—		—		6,553.0		120.2
Loans collectively evaluated for impairment		1,238.7		1,550.6		5,790.1		3,657.9		268.0		2,073.8		—		1,714,924.6		802,189.1		2,531,692.8		46,436.0

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 4,975.3 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The unallocated allowance is assessed at each period end and the increase/ (decrease) as the case may be is recorded in the income statement under allowances for credit losses. There is no transfer of amounts to or from the unallocated category to the specific category.

Troubled debt restructuring (TDR)

When the Bank grants concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, the loans are re-measured to reflect the impact, if any, on projected cash flows resulting from the modified terms. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible.

The following table summarizes our TDR modifications during the year ended March 31, 2013 presented by primary modification type and includes the financial effects of these modifications.

	Fiscal year ended March 31
	Carrying Value		TDRs involving changes in the amount of Principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of Principal forgiven		Net P&L impact (3)
Wholesale loans[4]	Rs.	384.1	Rs.	346.7	Rs.	37.4	Rs.	—	Rs.	272.6	Rs.	285.5

Total	Rs.	384.1	Rs.	346.7	Rs.	37.4	Rs.	—	Rs.	272.6	Rs.	285.5

Total	US$	7.1	US$	6.4	US$	0.7	US$	—	US$	5.0	US$	5.2

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recogniesd/deferred
(4)	TDR modification during the year ended March 31, 2013 comprised of two cases.

There were no TDRs that have defaulted in fiscal 2013 within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on loans by facility are as follows:

	Fiscal years ended March 31,
	2011		2012		2013		2013
	(In millions)
Wholesale	Rs.	56,634.7	Rs.	69,779.9	Rs.	82,159.2	US$	1,507.0
Retail loans		97,085.0		140,535.8		189,571.3		3,477.1

Total	Rs.	153,719.7	Rs.	210,315.7	Rs.	271,730.5	US$	4,984.1

11. Sales/transfer of receivables

There were no pre-tax gains on securitizations/other transfers that were completed during the years ended March 31, 2011, March 31, 2012 and March 31, 2013. The following table summarizes the cash flows received from customers and paid to SPEs/transferees for sales of performing loans during the years ended March 31, 2011, March 31, 2012 and March 31, 2013:

	Fiscal years ended March 31,
	2011		2012		2013		2013
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	7,048.6	Rs.	3,692.6	Rs.	1,946.0	US$	35.7
Payments made		6,543.9		3,430.3		1,819.6		33.4
Cash flows on retained interests	Rs.	394.0	Rs.	220.4	Rs.	128.6	US$	2.4

Other key disclosures are as follows:

	As of March 31,
	2012	2013	2013
	(In millions)
Transferred receivables with continuing involvement*	Rs.4,985.1	Rs.3,513.7	US$	64.4
Delinquencies	643.6	588.4		10.8
Credit losses	389.3	436.2		8.0
Retained interest in sold receivables	247.9	189.3		3.5

*	Includes less than Rs. 0.1 million held by SPEs as of March 31, 2012 and as of March 31, 2013.

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2012 and March 31, 2013 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2012		2013		2013
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	17.4	Rs.	12.3	US$	0.2
Impact of 20% adverse change		32.9		23.3		0.4
Expected credit losses:
Impact of 10% adverse change		7.9		14.1		0.3
Impact of 20% adverse change		15.7		28.2		0.5

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In the case of Wholesale loans while we generally lend on a cash-flow basis, we also require collateral which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities) from a large number of our borrowers. Our retail loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts.

The Bank’s portfolio of loans, credit substitute securities and non-funded exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2012 and March 31, 2013 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2012
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Wholesale Trade	Rs.	110,828.9	Rs.	—	Rs.	31,439.4	Rs.	142,268.3	5.6%
Banks & Financial Institutions		37,298.1		—		121,778.4		159,076.5	6.3
Land Transport		129,736.4		—		1,407.8		131,144.2	5.2
Coal & Petroleum Products		23,948.3		—		64,094.1		88,042.4	3.5
Automobile & Auto Ancillary		70,078.3		97.0		14,958.5		85,133.8	3.4
Engineering		33,487.0		827.8		35,911.1		70,225.9	2.8
Iron & Steel		40,755.1		97.4		18,729.1		59,581.6	2.4
Non-Banking Finance Companies		47,563.0		5,033.5		2,867.4		55,463.9	2.2
Retail Trade		52,373.5		—		2,896.2		55,269.7	2.2
Power		44,135.9		—		10,453.4		54,589.3	2.2
Real Estate & Property Services		47,422.1		—		6,052.6		53,474.7	2.1
Services		38,967.0		—		12,799.7		51,766.7	2.0
Food & Beverage		46,444.1		—		5,101.8		51,545.9	2.0
Others (none greater than 2%)		1,311,243.5		5,744.8		150,717.8		1,467,706.1	58.1

Total	Rs.	2,034,281.2	Rs.	11,800.5	Rs.	479,207.3	Rs.	2,525,289.0	100.0%

	As of March 31, 2013
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Wholesale Trade	Rs.	178,552.2	Rs.	—	Rs.	36,930.1	Rs.	215,482.3	US$	3,952.4	7.1%
Land Transport		157,938.8		—		1,929.0		159,867.8		2,932.3	5.2
Automobile & Auto Ancillary		105,073.6		4,594.1		13,625.0		123,292.7		2,261.4	4.0
Coal & Petroleum Products		48,885.1		—		71,202.1		120,087.2		2,202.6	3.9
Banks & Financial Institutions		29,155.0		—		66,170.8		95,325.8		1,748.5	3.1
Services		73,335.2		422.1		15,289.7		89,047.0		1,633.3	2.9
Engineering		42,721.6		996.0		32,443.7		76,161.3		1,396.9	2.5
Iron & Steel		53,229.3		—		22,326.7		75,556.0		1,385.8	2.5
Food & Beverage		69,213.0		1,192.2		5,140.5		75,545.7		1,385.7	2.5
Retail trade		71,102.3		—		2,655.5		73,757.8		1,352.9	2.4
Non-ferrous Metals		24,311.1		—		40,595.9		64,907.0		1,190.5	2.1
Power		49,453.9		1,984.3		11,598.2		63,036.4		1,156.2	2.1
Others (none greater than 2%)		1,635,274.7		37,433.9		142,783.5		1,815,492.1		33,299.6	59.7

Total	Rs.	2,538,245.8	Rs.	46,622.6	Rs.	462,690.7	Rs.	3,047,559.1	US$	55,898.1	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s ten largest exposures as of March 31, 2012 and March 31, 2013, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2012
	Funded Exposure		Non-Funded Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	91,154.8	Rs.	—	Rs.	91,154.8
Borrower 2		24,500.0		28,502.9		53,002.9
Borrower 3		12,761.6		39,387.5		52,149.1
Borrower 4		42,500.0		—		42,500.0
Borrower 5		30,000.0		—		30,000.0
Borrower 6		30,000.0		—		30,000.0
Borrower 7		3,650.0		24,205.9		27,855.9
Borrower 8		24,184.3		14.0		24,198.3
Borrower 9		22,206.6		—		22,206.6
Borrower 10		3,229.1		18,381.8		21,610.9

	As of March 31, 2013
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	107,121.8	Rs.	—	Rs.	107,121.8	US$	1,964.8
Borrower 2		44,500.0		33,534.3		78,034.3		1,431.3
Borrower 3		15,568.6		37,870.9		53,439.5		980.2
Borrower 4		42,500.0		—		42,500.0		779.5
Borrower 5		6,413.2		32,259.6		38,672.8		709.3
Borrower 6		6,891.6		23,983.0		30,874.6		566.3
Borrower 7		30,000.0		—		30,000.0		550.3
Borrower 8		3,317.2		22,530.4		25,847.6		474.1
Borrower 9		17,262.0		8,513.2		25,775.2		472.8
Borrower 10		22,895.9		—		22,895.9		420.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2012	2013	2013
	(In millions)
Land and premises	Rs.10,581.7	Rs.11,622.7	US$	213.2
Software and systems	8,387.6	11,047.5		202.6
Equipment and furniture	35,138.6	41,417.6		759.7

Property and equipment, at cost	54,107.9	64,087.8		1,175.5
Less: Accumulated depreciation	29,147.0	35,109.4		644.0

Property and equipment, net	Rs.24,960.9	Rs.28,978.4	US$	531.5

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

Depreciation and amortization charged for the years ended March 31, 2011, March 31,2012 and March 31, 2013 was Rs. 5,138.6 million, Rs. 5,588.7 million and Rs. 6,686.2 million (US$ 122.6 million), respectively.

14. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the year ended March 31, 2012 and the year ended March 31, 2013. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2012 and March 31, 2013:

	As of March 31, 2012						As of March 31, 2013
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	5,356.0	Rs.	2,979.0	Rs.	8,335.0	Rs.	6,744.5	Rs.	1,590.5	US$	29.2
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		3,406.0		1,008.0		4,414.0		4,288.0		126.0		2.3
Favorable leases		543.0		456.0		87.0		543.0		490.0		53.0		1.0

Total	Rs.	16,002.0	Rs.	11,928.0	Rs.	4,074.0	Rs.	16,002.0	Rs.	14,232.5	Rs.	1,769.5	US$	32.5

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amortization charged for the years ended March 31, 2011, March 31, 2012 and March 31, 2013 was Rs. 2,558.6 million, Rs. 2,328.9 million and Rs. 2,304.5 million (US$ 42.3 million), respectively.

The estimated amortization expense for intangible assets for each of the five succeeding fiscal years is given in the table below:

	As of March 31,
	2013	2013
	(In millions)
To be amortized during the twelve months ending March 31:
2014	Rs.1,538.5	US$	28.2
2015	219.0		4.0
2016	7.0		0.1
2017	3.0		0.1
2018	1.0		—

15. Other assets

Other assets include the following:

	As of March 31,
	2012		2013		2013
	(In millions)
Security deposits for leased property	Rs.	3,149.4	Rs.	3,392.9	US$	62.2
Sundry accounts receivable		7,489.3		17,256.4		316.6
Advance tax (net of provision for taxes)		11,469.1		14,881.1		272.9
Advances		3,180.4		1,701.2		31.2
Prepaid expenses		1,149.1		1,319.6		24.2
Restricted cash/ securitization margin for credit enhancement and securitized transactions		3,222.9		4,372.2		80.2
Derivatives (refer to note 24)		133,194.3		72,523.0		1,330.2
Others		28,177.0		20,390.5		374.1

Total	Rs.	191,031.5	Rs.	135,836.9	US$	2,491.6

16. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2012 and March 31, 2013 were as follows:

	As of March 31,
	2012		2013		2013
	(In millions)
Interest-bearing:
Savings deposits	Rs.	739,974.6	Rs.	882,099.8	US$	16,179.3
Time deposits		1,272,083.3		1,556,162.2		28,543.0

Total interest-bearing deposits		2,012,057.9		2,438,262.0		44,722.3
Non-interest-bearing deposits		452,991.7		522,271.9		9,579.5

Total	Rs.	2,465,049.6	Rs.	2,960,533.9	US$	54,301.8

As of March 31, 2012 and March 31, 2013, time deposits of Rs. 1,001,480.1 million and Rs. 1,230,190.8 million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2012 and March 31, 2013, time deposits in excess of Rs.0.1 million aggregated Rs. 1,177,770.9 million and Rs. 1,442,585.6 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2013, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2013
	(In millions)
Due to mature in the fiscal year ending March 31:
2014	Rs.	1,230,190.8	US$	22,564.0
2015		175,228.5		3,214.0
2016		50,842.4		932.6
2017		26,176.8		480.2
2018		69,427.1		1,273.4
Thereafter		4,296.6		78.8

Total	Rs.	1,556,162.2	US$	28,543.0

17. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2012 and March 31, 2013 were comprised of the following:

	As of March 31,
	2012		2013		2013
	(In millions)
Borrowed in the call market	Rs.	8,693.3	Rs.	7,246.8	US$	132.9
Term borrowings from institutions/banks		44,850.3		37,550.0		688.8
Foreign currency borrowings		59,099.2		80,224.7		1,471.5
Bills rediscounted		—		20,595.7		377.7

Total	Rs.	112,642.8	Rs.	145,617.2	US$	2,670.9

Total borrowings outstanding:
Maximum amount outstanding	Rs.	286,380.8	Rs.	253,172.3	US$	4,643.7

Average amount outstanding	Rs.	109,900.6	Rs.	147,051.2	US$	2,697.2

Weighted average interest rate		5.2%		5.3%		5.3%

18. Long-term debt

Long-term debt as of March 31, 2012 and March 31, 2013 was comprised of the following:

	As of March 31,
	2012	2013	2013
	(In millions)
Subordinated debt	Rs.111,056.5	Rs.171,867.5	US$	3,152.4
Others	67,310.1	123,352.2		2,262.5

Total	Rs.178,366.6	Rs.295,219.7	US$	5,414.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long term debt as of March 31, 2012 and March 31, 2013 and the related contractual rates and maturity dates:

	Years ended March 31,
	2012			2013
	Maturity / Call dates	Stated interest rates	Total	Maturity / Call dates	Stated interest rates	Total	Total
	(In Millions)
Subordinated debt
Lower Tier II
Fixed rate	2014 - 2022	5.90% to 10.70%	Rs.69,810.0	2014 - 2023	5.90% to 10.70%	Rs.130,280.0	US$	2,389.6
Upper Tier II
Fixed rate	2016 - 2021	8.70% to 10.85%	34,159.0	2016 - 2021	8.70% to 10.85%	34,159.0		626.5
Variable rate	2016 - 2017	LIBOR+1.2	5,087.5	2016 - 2017	LIBOR+1.2	5,428.5		99.6
Perpetual debt	2016 - 2017	9.92%	2,000.0	2016 - 2017	9.92%	2,000.0		36.7
Others
Variable rate—(1)	2012 - 2015	1.41% to 2.30%	31,033.8	2013 - 2017	1.30% to 2.94%	49,586.9		909.5
Variable rate—(2)	2012 - 2019	10.50% to 10.85%	10,983.9	2014 - 2018	9.75 % to 11.10%	55,285.1		1,014.0
Fixed rate	2012 - 2019	8.00% to 11.50%	25,292.4	2014 - 2018	8.00% to 10.30%	18,480.2		339.0

Total			Rs.178,366.6			Rs.295,219.7	US$	5,414.9

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2013
	(In millions)
Due in the fiscal year ending March 31:
2014	Rs.	8,943.1	US$	164.0
2015		44,351.3		813.5
2016		34,129.9		626.0
2017		15,013.6		275.4
2018		41,224.3		756.1
Thereafter (1)		149,557.5		2,743.2

Total	Rs.	293,219.7	US$	5,378.2

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

During the year ended March 31, 2013, the Bank issued subordinated debt qualifying for Lower Tier II capital, under RBI regulatory guidelines, amounting to Rs. 60,470.0 million (previous year Rs. 36,500.0 million) and raised other long term debt Rs. 102,235.7 million (previous year Rs. 51,829.3 million).

As of March 31, 2012 and March 31, 2013, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 31,033.8 million and Rs.49,586.9 million, respectively, and functional currency borrowings aggregating to Rs. 36,276.3 million and Rs. 73,765.3 million, respectively.

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2012	2013	2013
	(In millions)
Bills payable	Rs.54,657.3	Rs.54,787.7	US$	1,004.9
Remittances in transit	23,858.1	21,047.8		386.1
Accrued expenses	20,077.9	23,544.1		431.8
New account deposits	4,942.1	4,884.1		89.6
Accounts payable	49,480.2	40,907.8		750.3
Derivatives (refer to note 24)	127,932.3	69,099.7		1,267.4
Others	15,620.2	21,751.0		399.0

Total	Rs.296,568.1	Rs.236,022.2	US$	4,329.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after tax for the years ended March 31, 2012 and March 31, 2013.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2011	Rs.	(5,661.0)	Rs.	(51.5)	Rs.	(5,712.5)
Net change		(1,753.9)		253.6		(1,500.3)

Balance, March 31, 2012	Rs.	(7,414.9)	Rs.	202.1	Rs.	(7,212.8)

Balance, March 31, 2012	Rs.	(7,414.9)	Rs.	202.1	Rs.	(7,212.8)
Net change		7,637.3		60.9		7,698.2

Balance, March 31, 2013	Rs.	222.4	Rs.	263.0	Rs.	485.4

	US$	4.1	US$	4.8	US$	8.9

21. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2011		2012		2013		2013
	(In millions)
Current income tax expense	Rs.	22,905.4	Rs.	26,743.1	Rs.	35,848.5	US$	657.5
Deferred income tax (benefit) expense*		(1,207.1)		(1,950.0)		(4,881.7)		(89.5)
Interest on income tax refund		—		(964.4)		(1,126.7)		(20.7)

Income tax expense**	Rs.	21,698.3	Rs.	23,828.7	Rs.	29,840.1	US$	547.3

*	Includes deferred income tax benefits on the amortization of intangible assets of Rs. 919.1 million, Rs. 805.1 million and Rs.747.7 million for fiscals March 31, 2011, March 31, 2012 and March 31, 2013, respectively.
**	Does not include the deferred tax effects of unrealized gains and losses on available for sale securities that are included in accumulated other comprehensive income of Rs. 2,402.1 million, Rs. 782.3 million and Rs.3,771.9 million for fiscals March 31, 2011, March 31, 2012 and March 31, 2013, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2011		2012		2013		2013
	(In millions)
Net income before taxes	Rs.	63,225.6	Rs.	73,836.7	Rs.	91,974.8	US$	1,687.0
Effective statutory income tax rate		33.22%		32.45%		32.45%		32.45%
Expected income tax expense		21,002.0		23,956.3		29,841.2		547.3
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund		—		(651.5)		(761.1)		(14.0)
Permanent differences:
Stock-based compensation		1,132.0		1,268.6		1,471.0		27.0
Income exempt from taxes		(650.4)		(981.9)		(593.5)		(10.9)
Effect of change in statutory tax rate		106.2		136.7		—		—
Other, net		108.5		100.5		(117.5)		(2.1)

Income tax expense	Rs.	21,698.3	Rs.	23,828.7	Rs.	29,840.1	US$	547.3

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2012		2013		2013
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	6,198.2	Rs.	9,576.1	US$	175.6
Unrealized loss on securities available for sale		3,553.4		—		—
Investments, others		693.0		927.1		17.0
Employee benefits		1,942.1		2,135.8		39.2
Others		2,432.0		2,943.0		54.0

Deferred tax asset		14,818.7		15,582.0		285.8

Taxable temporary differences:
Property and equipment		822.6		749.4		13.7
Loan origination cost		1,108.5		1,276.2		23.4
Derivatives		121.9		232.8		4.3
Unrealized gain on securities available for sale		—		92.0		1.7
Intangible assets		1,321.8		574.1		10.5

Deferred tax liability		3,374.8		2,924.5		53.6

Net deferred tax (asset) liability	Rs.	(11,443.9)	Rs.	(12,657.5)	US$	(232.2)

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income. The major income tax jurisdiction for the Bank is India.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total unrecognized tax benefit as on March 31, 2012 and March 31, 2013 is Rs.691.3 million and Rs.648.3 million, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
	2012		2013		2013
	(In millions)
Opening balance	Rs.	691.3	Rs.	691.3	US$	12.7
Increase/(decrease) related to prior year tax positions		—		(43.0)		(0.8)

Closing balance	Rs.	691.3	Rs.	648.3	US$	11.9

The Bank’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs.648.3 million as of March 31, 2013 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

The Bank’s policy is to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes. For the years ended March 31, 2011, March 31, 2012 and March 31, 2013, no amount was charged as interest and penalty cost to the income statement. The open tax years (first assessment by the tax authorities) is pending from fiscal 2011 onwards.

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

Plan A provides for the issuance of options at the recommendation of the Compensation Committee of the Board (the “Compensation Committee”) at an average of the daily closing prices on the Mumbai Stock Exchange during the 60 days preceding the date of grant of options, which was the minimum prescribed option price under regulations then issued by the Securities and Exchange Board of India (“SEBI”). Presently, there are no stock options issued and outstanding under Plan A.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Modification of employee stock option schemes

During the period ended March 31, 2011, March 31, 2012 and March 31, 2013, there were no modifications to employee stock option schemes.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2011	2012	2013*
Dividend yield	0.55%	0.65%-0.70%	—
Expected volatility	30%	29.35%	—
Risk-free interest rate	7.53%-7.62%	8.04%-8.22%	—
Expected lives	1-4.3 years	1-5.2 years	—

*	no options were granted during the period

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted Years ending March 31,
	2011	2012	2013
Options available to be granted, beginning of period*	22,812,500	91,642,000	57,116,000
Equity shares allocated for grant under the plan	100,000,000	—	—
Options granted	(32,967,500)	(35,603,250)	—
Forfeited/lapsed*	1,797,000	1,077,250	964,400

Options available to be granted, end of period	91,642,000	57,116,000	58,080,400

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/lapse are not available for re-issue.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2011			2012			2013
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of period	92,347,270	Rs.	241.54	85,924,615	Rs.	325.27	99,872,740	Rs.	389.52
Granted	32,967,500		440.16	35,603,250		468.67	—		—
Exercised*	(37,412,060)		221.36	(20,559,850)		257.91	(33,459,050)		333.87
Forfeited	(1,492,250)		328.39	(879,000)		439.76	(848,800)		461.85
Lapsed	(485,845)		198.05	(216,275)		199.60	(121,845)		236.79

Options outstanding, end of period	85,924,615	Rs.	325.27	99,872,740	Rs.	389.52	65,443,045	Rs.	417.32

Options exercisable, end of period	53,132,115	Rs.	254.36	56,415,090	Rs.	332.53	56,752,845	Rs.	409.46

Weighted average fair value of options granted during the year		Rs.	140.74		Rs.	163.43		Rs.	—

*	As of March 31, 2013 includes 728,290 options exercised, pending allotment of equity shares

The following summarizes information about stock options outstanding as of March 31, 2013:

		As of March 31, 2013
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life Years	Weighted Average Exercise Price
Plan B	Rs. 198.97 to Rs. 219.74 (or US$ 3.65 to US$ 4.03)	614,500	0.53	Rs.	203.50
Plan C	Rs. 198.97 to Rs. 219.74 (or US$ 3.65 to US$ 4.03)	705,400	0.44		208.12
Plan D	Rs. 219.74 to Rs. 340.96 (or US$ 4.03 to US$ 6.25)	12,058,100	1.39		285.60
Plan E	Rs. 440.16 to Rs. 508.23 (or US$ 8.07 to US$ 9.32)	51,175,300	3.65		457.40
General ESOP	Rs. 107.30 to Rs. 251.72 (or US$ 1.97 to US$ 4.62)	889,745	1.09	Rs.	210.75

The intrinsic value of options exercised during the year ended March 31, 2011, March 31, 2012 and March 31, 2013 was Rs. 195.4 million, Rs. 107.2 million and Rs. 151.5 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2013 was Rs. 493.6 million (previous year Rs. 654.3 million) and Rs. 377.0 million (previous year Rs. 177.1 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 3,407.7 million, Rs. 3,887.7 million and Rs. 4,533.7 million during the years ended March 31, 2011, March 31, 2012 and March 31, 2013, respectively. As of March 31, 2013, there were 8,690,200 (previous year 43,457,650) unvested options with weighted average exercise price of Rs. 468.7 (previous year Rs. 463.5) and aggregate intrinsic value of Rs. 116.6 (previous year Rs. 477.2). As at March 31, 2013, the total estimated compensation cost to be recognized in future periods was Rs. 568.8 million (previous year Rs. 4,917.1 million). This is expected to be recognized over a weighted average period of 0.80 years.

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

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2012 and March 31, 2013:

	As of March 31,
	2012		2013		2013
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	1,360.8	Rs.	1,663.0	US$	30.5
Service cost		283.6		387.2		7.1
Interest cost		115.7		130.6		2.4
Actuarial(gains)/ losses		(5.6)		(0.4)		—
Benefits paid		(91.5)		(117.6)		(2.2)

Projected benefit obligation, end of the period		1,663.0		2,062.8		37.8

Change in plan assets:
Fair value of plan assets, beginning of the period		660.0		918.6		16.8
Expected return on plan assets		63.1		88.8		1.6
Actuarial gains/(losses)		(9.3)		20.0		0.4

Actual return on plan assets		53.8		108.8		2.0
Employer contributions		296.3		392.5		7.2
Benefits paid		(91.5)		(117.6)		(2.2)

Fair value of plan assets, end of the period		918.6		1,302.3		23.8

Funded Status	Rs.	(744.4)	Rs.	(760.5)	US$	(13.9)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs.309.5 million. The accumulated benefit obligation as of March 31, 2012 and March 31, 2013 was Rs. 937.7 million and Rs. 1,236.0 million, respectively. The vested accumulated benefit obligation as on March 31, 2012 and March 31, 2013 was Rs. 429.3 million and Rs.793.3 million, respectively.

Net gratuity cost for the years ended March 31, 2011, March 31, 2012 and March 31, 2013 was comprised of the following components:

	Fiscal years ended March 31,
	2011		2012		2013		2013
	(In millions)
Service cost	Rs.	269.5	Rs.	283.6	Rs.	387.2	US$	7.1
Interest cost		78.0		115.7		130.6		2.4
Expected return on plan assets		(23.6)		(63.1)		(88.8)		(1.6)
Actuarial (gains)/ losses		102.9		3.7		(20.4)		(0.4)

Net gratuity cost	Rs.	426.8	Rs.	339.9	Rs.	408.6	US$	7.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2011	2012	2013
	(% per annum)
Discount rate*	8.2	8.8	8.1
Rate of increase in compensation levels of covered employees	8.5	9.0	8.5
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2014	Rs.	129.5
2015		136.8
2016		147.9
2017		166.7
2018		230.4
2019-2023		850.5

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2013.

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2013, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2013
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	43.5%	22.6%	36.3%
Debenture and bonds	37.7%	26.0%	49.8%
Equity securities	4.6%	44.6%	—
Other	14.2%	6.8%	13.9%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2013 are provided separately.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2012 and March 31, 2013:

	As of March 31,
	2012		2013		2013
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	573.8	Rs.	568.5	US$	10.4
Service cost		15.1		13.2		0.2
Interest cost		46.1		41.8		0.8
Actuarial (gains)/losses		34.4		69.3		1.3
Benefits paid		(100.9)		(110.9)		(2.0)

Projected benefit obligation, end of the period		568.5		581.9		10.7

Change in plan assets:
Fair value of plan assets, beginning of the period		433.5		511.4		9.4
Expected return on plan assets		37.8		40.0		0.7
Actuarial gains/(losses)		(12.9)		(15.8)		(0.3)

Actual return on plan assets		24.9		24.2		0.4
Employer contributions		153.9		64.1		1.2
Benefits paid		(100.9)		(110.9)		(2.0)

Fair value of plan assets, end of the period		511.4		488.8		9.0

Funded Status	Rs.	(57.1)		(93.1)	US$	(1.7)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs.94.8 million. The accumulated benefit obligation as of March 31, 2012 and March 31, 2013 was Rs. 385.6 million and Rs.370.7 million, respectively. The vested accumulated benefit obligation as of March 31, 2012 and March 31, 2013 was Rs. 222.9 million and Rs.248.5 million, respectively.

Net pension cost for the year ended March 31, 2011, March 31, 2012 and March 31, 2013 was comprised of the following components:

	As of March 31,
	2011		2012		2013		2013
	(in millions)
Service cost	Rs.	17.6	Rs.	15.1	Rs.	13.2	US$	0.2
Interest cost		30.5		46.1		41.8		0.8
Expected return on plan assets		(32.8)		(37.8)		(40.0)		(0.7)
Actuarial (gains)/losses		160.1		47.3		85.1		1.6

Net pension cost	Rs.	175.4	Rs.	70.7	Rs.	100.1	US$	1.9

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2011	2012	2013
	(% per annum)
Discount rate*	8.2	8.8	8.1
Rate of increase in compensation levels of covered employees	8.5	9.0	8.5
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2014	Rs.	62.3
2015		54.4
2016		26.1
2017		52.8
2018		60.9
2019-2023		320.6

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2013.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities, oil bonds and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2013 is as follows:

Asset category	Funds managed by trust
Government securities	6.6%
Debenture and bonds	66.7%
Other	26.7%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 33 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2012 and March 31, 2013 are summarized in the table below.

	As of March 31, 2012						As of March 31, 2013
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	233.8	Rs.	—	Rs.	—	Rs.	378.6
Funds managed by insurance company (2)		—		437.2		—		—		677.2		—
Funds managed by trust
— Government securities		—		265.3		—		—		121.4		—
— Debenture and bonds		—		410.0		—		—		448.9		—
— Others		83.7		—		—		165.0		—		—

Total	Rs.	83.7	Rs.	1,112.5	Rs.	233.8	Rs.	165.0	Rs.	1,247.5	Rs.	378.6

							US$	3.0	US$	22.9	US$	6.9

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2012 and 2013.

	Funds managed by Insurance companies as of March 31,
	2012		2013		2013
	(In millions)
Particular
Opening balance	Rs.	178.1	Rs.	233.8	US$	4.3
Realised interest credited to fund		34.1		29.6		0.5
Contribution during the period		80.1		195.4		3.6
Amount paid towards claim		(58.5)		(80.2)		(1.5)

Closing balance	Rs.	233.8	Rs.	378.6	US$	6.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 258.6 million, Rs. 327.1 million and Rs. 373.3 million to the superannuation plan for the years ended March 31, 2011, March 31, 2012 and March 31, 2013, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.0065 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 928.8 million, Rs. 1,165.4 million, Rs. 1,295.4 million to the provident fund for the years ended March 31, 2011, March 31, 2012 and March 31, 2013, respectively.

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

The Bank uses its pricing models to determine fair values of its derivative financial instruments. The Bank records credit risk valuation adjustments on derivative financial instruments in order to reflect the credit quality of the counterparties and its own credit quality. The Bank calculates valuation adjustments on derivatives based on observable market credit risk spreads.

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2012 and March 31, 2013, together with the fair values on each reporting date

	As of March 31, 2012
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,352,335.4	Rs.	11,735.6	Rs.	12,353.8	Rs.	(618.2)
Currency options		220,616.6		3,987.7		3,038.8		948.9
Currency swaps		53,438.4		2,959.3		1,882.0		1,077.3
Forward exchange contracts		5,648,917.1		114,511.7		110,657.7		3,854.0

Total	Rs.	8,275,307.5	Rs.	133,194.3	Rs.	127,932.3	Rs.	5,262.0

	As of March 31, 2013
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,080,500.3	Rs.	5,944.5	Rs.	7,837.2	Rs.	(1,892.7)	US$	38,160.3	US$	(34.7)
Currency options		152,384.2		1,014.1		1,300.0		(285.9)		2,795.0		(5.3)
Currency swaps		59,328.6		2,962.0		1,502.5		1,459.5		1,088.2		26.8
Forward exchange contracts		4,467,860.7		62,602.4		58,460.0		4,142.4		81,949.0		76.0

Total	Rs.	6,760,073.8	Rs.	72,523.0	Rs.	69,099.7	Rs.	3,423.3	US$	123,992.5	US$	62.8

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2012		2013		2013
	(In millions)
Interest rate derivatives	Rs.	(715.9)	Rs.	(2,170.1)	US$	(39.8)
Forward rate agreements		(0.1)		4.4		0.1
Currency options		220.1		(742.8)		(13.6)
Currency swaps		823.3		(105.5)		(1.9)
Forward exchange contracts		2,461.3		3,255.9		59.6

Total gains/(losses)	Rs.	2,788.7	Rs.	241.9	US$	4.4

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

In terms of FASB ASC 460-10 the Bank has recognized a liability of Rs. 895.9 million and Rs.1,090.2 million as of March 31, 2012 and March 31, 2013 respectively, in respect of guarantees issued or modified. Based on historical trends, in terms of FASB ASC 450, the Bank has recognized a liability of Rs. 375.4 million and Rs. 744.6 million as of March 31, 2012 and March 31, 2013, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2012		2013		2013
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	76,921.6	Rs.	99,886.2	US$	1,832.1
Performance guarantees		59,909.3		69,686.1		1,278.2
Documentary credits		209,182.1		220,595.4		4,046.1

Total	Rs.	346,013.0	Rs.	390,167.7	US$	7,156.4
Estimated fair values:
Guarantees	Rs.	(895.9)	Rs.	(1,090.2)	US$	(20.0)
Documentary credits		(171.7)		(232.6)		(4.3)

Total	Rs.	(1,067.6)	Rs.	(1,322.8)	US$	(24.3)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 789,921.3 million as of March 31, 2013. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2012 and March 31, 2013. The estimated fair value amounts as of March 31, 2012 and March 31, 2013 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Financial instruments valued at carrying value:

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, acceptances, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

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

Short-term borrowings:

The fair values of the Bank’s short-term debt were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Long-term debt:

The fair values of the Bank’s unquoted long-term debt instruments were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Term placements:

The fair values of term placements were estimated using discounted cash flow models. The discount rates were based on current market pricing for placements with similar characteristics and risk factors.

Derivatives

See note 24

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of March 31,
	2012				2013
							Estimated Fair Value
	Carrying Value		Estimated Fair Value		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
Financial Assets:
Cash and cash equivalents	Rs.	188,043.0	Rs.	188,043.0	Rs.	218,740.2	Rs.	218,740.2	Rs.	—	Rs.	—	Rs.	218,740.2	US$	4,012.1	US$	4,012.1
Term placements		150,096.5		149,900.6		199,265.7		—		199,032.6		—		199,032.6		3,654.9		3,650.6
Investments held for trading		77,043.4		77,043.4		87,383.5		—		87,383.5		—		87,383.5		1,602.8		1,602.8
Investments available for sale*		806,501.6		806,501.6		1,017,441.4		496.5		1,016,944.9		—		1,017,441.4		18,661.8		18,661.8
Securities purchased under agreements to resell		20,868.3		20,868.3		67,000.0		—		67,000.0		—		67,000.0		1,228.9		1,228.9
Loans		2,006,374.3		2,025,336.9		2,504,551.6		—		2,532,896.5		—		2,532,896.5		45,938.2		46,458.1
Accrued interest receivable		26,645.5		26,645.5		34,370.9		—		34,370.9		—		34,370.9		630.4		630.4
Other assets		161,705.4		160,657.4		112,498.9		—		111,408.6		—		111,408.6		2,063.4		2,043.4
Financial Liabilities:																		—
Interest-bearing deposits		2,012,057.9		2,018,607.1		2,438,262.0		—		2,433,527.9		—		2,433,527.9		44,722.3		44,635.5
Non-interest-bearing deposits		452,991.7		452,991.7		522,271.9		—		522,271.9		—		522,271.9		9,579.5		9,579.5
Securities sold under repurchase agreements		70,000.0		70,000.0		205,000.0		—		205,000.0		—		205,000.0		3,760.1		3,760.1
Short-term borrowings		112,642.8		112,642.8		145,617.2		—		145,491.0		—		145,491.0		2,670.9		2,668.6
Accrued interest payable		51,935.9		51,935.9		58,135.2		—		58,135.2		—		58,135.2		1,066.3		1,066.3
Long-term debt		178,366.6		181,775.7		295,219.7		—		305,170.5		—		305,170.5		5,414.9		5,597.4
Accrued expenses and other liabilities		263,198.8		263,198.8		195,190.5		—		195,190.5		—		195,190.5		3,580.2		3,580.2

*	excluding investments carried at cost Rs. 630.1 million (previous year Rs.578.8 million)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions. Wholesale banking segment includes unallocated taxes and other items.

Summarized segment information for the years ended March 31, 2011, March 31, 2012 and March 31, 2013:

	Fiscal years ended March 31,
	2011								2012
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income (External)	Rs.	57,723.7	Rs.	50,959.5		Rs. (280.9)	Rs.	108,402.3	Rs.	73,157.0	Rs.	52,357.0	Rs.	878.0	Rs.	126,392.0
Net interest income (Internal)		30,895.4		(32,113.5)		1,218.1		—		27,856.6		(29,476.0)		1,619.4		—
Net interest revenue		88,619.1		18,846.0		937.2		108,402.3		101,013.6		22,881.0		2,497.4		126,392.0
Less: Provision for credit losses		5,585.5		4,036.4		—		9,621.9		6,445.6		1,391.7		—		7,837.3

Net interest revenue, after allowance for credit losses		83,033.6		14,809.6		937.2		98,780.4		94,568.0		21,489.3		2,497.4		118,554.7
Non-interest revenue		39,287.4		6,342.3		1,185.7		46,815.4		46,193.6		7,609.4		(1,207.5)		52,595.5
Non-interest expense		(70,459.0)		(10,851.2)		(1,060.0)		(82,370.2)		(86,131.7)		(8,146.5)		(3,035.3)		(97,313.5)

Income before income tax	Rs.	51,862.0	Rs.	10,300.7	Rs.	1,062.9	Rs.	63,225.6	Rs.	54,629.9	Rs.	20,952.2		Rs. (1,745.4)	Rs.	73,836.7

Segment assets:
Segment total assets	Rs.	1,438,916.3	Rs.	1,266,144.9	Rs.	215,175.1	Rs.	2,920,236.3	Rs.	1,843,971.3	Rs.	1,344,261.7	Rs.	382,922.7	Rs.	3,571,155.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31,
	2013
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income (External)	Rs.	88,384.7	Rs.	68,846.3		Rs. (154.5)	Rs.	157,076.5	US$	2,881.2
Net interest income (Internal)		39,908.1		(41,783.7)		1,875.6		—		—
Net interest revenue		128,292.8		27,062.6		1,721.1		157,076.5		2,881.2
Less: Provision for credit losses		11,107.1		1,580.9		—		12,688.0		232.7

Net interest revenue, after allowance for credit losses		117,185.7		25,481.7		1,721.1		144,388.5		2,648.5
Non-interest revenue		56,181.9		6,619.0		2,376.5		65,177.4		1,195.3
Non-interest expense		(105,510.9)		(9,803.3)		(2,276.9)		(117,591.1)		(2,156.8)

Income before income tax	Rs.	67,856.7	Rs.	22,297.4	Rs.	1,820.7		91,974.8	US$	1,687.0

Segment assets:
Segment total assets	Rs.	2,301,087.4	Rs.	1,684,462.0	Rs.	385,356.7	Rs.	4,370,906.1	US$	80,170.8

27. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2012 and March 31, 2013 aggregated Rs. 3,274.2 million and Rs. 2,918.7 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for these indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank which are not acknowledged as debts as of March 31, 2013 aggregated to Rs. 7,152.1 million (previous year Rs. 3,120.7 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of March 31,
	2011		2012		2013		2013
	(In millions)
The total minimum lease payments during the year recognized in the consolidated statement of income	Rs.	4,630.7	Rs.	5,382.0	Rs.	7,006.1	US$	128.5
Sub-lease income recognized in the consolidated statement of income	Rs.	181.3	Rs.	241.7	Rs.	242.2	US$	4.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2013 were as follows:

Year ending March 31,	Payments
	(In millions)
2014	Rs.	6,115.9	US$	112.2
2015		5,771.5		105.9
2016		5,492.8		100.7
2017		5,181.1		95.0
2018		4,323.5		79.3
Thereafter		10,216.6		187.4

Total	Rs.	37,101.4	US$	680.5

The future minimum lease payments expected to be received under non-cancellable sub leases as of March 31, 2012 and March 31, 2013 were Rs. 664.7 million and Rs.643.0 million, respectively.

Reward points

The movement in provision for credit card and debit card reward points as of March 31, 2012 and March 31, 2013 is as follows:.

	As of March 31,
	2012		2013		2013
	(In millions)
Opening provision of reward points	Rs.	593.3	Rs.	858.0	US$	15.7
Provision made during the year		551.0		1,093.5		20.1
Utilization/ write back of provision		(221.0)		(626.5)		(11.5)
Effect of change in rate of accrual of reward points		(65.3)		141.1		2.6
Effect of change in cost of reward points		—		(165.4)		(3.0)

Closing provision of reward points	Rs.	858.0	Rs.	1,300.7	US$	23.9

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

Balances payable to related parties are as follows:

	As of March 31,
	2012						2013
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	13,477.8	Rs.	3,239.6	Rs.	16,717.4	Rs.	9,251.6	Rs.	4,262.4	Rs.	13,514.0	US$	247.9
Balances in interest- bearing deposits		7,629.9		512.9		8,142.8		10,600.1		1,492.3		12,092.4		221.8

Total	Rs.	21,107.7	Rs.	3,752.5	Rs.	24,860.2	Rs.	19,851.7	Rs.	5,754.7	Rs.	25,606.4	US$	469.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances receivable from related parties are as follows:

	As of March 31,
	2012						2013
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	286.4	Rs.	286.4	Rs.	—	Rs.	87.1	Rs.	87.1	US$	1.6
Other assets		54.5		838.2		892.7		141.2		1,082.4		1,223.6		22.4

Total	Rs.	54.5	Rs.	1,124.6	Rs.	1,179.1	Rs.	141.2	Rs.	1,169.5	Rs.	1,310.7	US$	24.0

Purchase of property and equipment from related parties for the years ended March 31, 2012 and 2013 were nil. Purchase and sale of investments from others for the year ended March 31, 2013 were Rs. 2,942.4 million (previous year Rs. 239.7 million) and Rs. 8,724.4 million (previous year Rs. 4,585.2 million), respectively. Investment of others in the Bank’s tier II bonds for the year ended March 31, 2013 were Rs. 660.0 million (previous year Rs. 110.0 million).

Included in the determination of net income are the following significant transactions with related parties:

	March 31,
	2011						2012						2013
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	807.2	Rs.	7,948.6	Rs.	8,755.8	Rs.	838.7	Rs.	6,200.0	Rs.	7,038.7	Rs.	1,395.9	Rs.	6,689.5	Rs.	8,085.4	US$	148.3
Interest and Dividend revenue		—		45.0		45.0		—		14.2		14.2		—		19.1		19.1		0.4
Interest expense- Deposits		48.8		11.8		60.6		75.5		28.6		104.1		97.9		131.8		229.7		4.2
Non-interest expense-Administrative and other		—		(327.9)		(327.9)		—		(366.4)		(366.4)		(462.4)		(1,110.7)		(1,573.1)		(28.9)
Non-interest expense-Premises and equipment		(17.3)		(12.6)		(29.9)		(16.9)		(12.6)		(29.5)		(17.0)		(12.6)		(29.6)		(0.5)

Other transactions with principal owners are as follows:

During the years ended March 31, 2012 and March 31, 2013, the Bank purchased “AAA” rated home loans aggregating Rs. 49,776.2 million and Rs. 51,644.0 million, respectively. Dividends paid to HDFC Limited during the years ended March 31, 2012 and March 31, 2013 were Rs. 1,297.6 million and Rs. 1,690.8 million, respectively. The Bank also enters into foreign exchange and derivative transactions with HDFC Ltd. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2013 was Rs.2,500.0 million (previous year Rs.2,500.0 million) and Rs. 49.3 million (previous year Rs. 107.3 million), respectively.

29. Regulatory capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position. As per the RBI’s prudential norms on capital adequacy under the Basel I framework (Basel I), the Bank is required to maintain a Capital to Risk—weighted Asset Ratio of a minimum of 9%, for both credit risk and market risk. RBI has also issued its prudential guidelines on ‘Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework’ (Basel II). The Bank has migrated to the new framework effective March 31, 2009. Under the Basel II guidelines, the Bank is required to maintain a minimum Capital to Risk-weighted Asset Ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by the Bank as on March 31, 2013 is subject to a prudential floor, which is the higher of the following amounts:

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II frameworks, are as follows:

	Basel I, as of March 31,						Basel II, as of March 31,
	2012		2013		2013		2012		2013		2013
	(In millions)						(In millions)
Tier 1 capital	Rs.	281,135.6	Rs.	339,282.0	US$	6,223.1	Rs.	280,674.9	Rs.	338,811.3	US$	6,214.4
Tier 2 capital		118,989.7		175,192.3		3,213.4		118,989.7		175,192.3		3,213.4

Total capital	Rs.	400,125.3	Rs.	514,474.3	US$	9,436.5	Rs.	399,664.6	Rs.	514,003.6	US$	9,427.8

Total risk-weighted assets and contingents	Rs.	2,547,642.9	Rs.	3,227,251.5	US$	59,193.9	Rs.	2,418,963.2	Rs.	3,058,788.9	US$	56,104.0

Capital ratios of the Bank:
Tier 1		11.04%		10.51%				11.60%		11.08%
Total capital		15.71%		15.94%				16.52%		16.80%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		4.50%				6.00%		6.00%
Total capital		9.00%		9.00%				9.00%		9.00%

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2013 cannot exceed 35% of net income of Rs. 67,262.9 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2011, March 31, 2012 and March 31, 2013 were Rs. 3.30, Rs. 4.30 and Rs. 5.50 per equity share, respectively.

30. Earnings per equity share

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs. 10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three shares.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 8,968,251 and nil were excluded from the calculation of diluted earnings per share for the years ended March 31, 2012 and March 31, 2013, respectively, as these were anti-dilutive for the years.

	As of March 31,
	2011	2012	2013
Weighted average number of equity shares used in computing basic earnings per equity share	2,309,042,936	2,336,704,062	2,360,974,835
Effect of potential equity shares for stock options outstanding	32,879,357	20,643,197	25,132,636

Weighted average number of equity shares used in computing diluted earnings per equity share	2,341,922,293	2,357,347,259	2,386,107,471

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2011		2012		2013		2013
Basic earnings per share	Rs.	17.84	Rs.	21.30	Rs.	26.18	US$	0.48
Effect of potential equity shares for stock options outstanding		0.25		0.18		0.27		0.01

Diluted earnings per share	Rs.	17.59	Rs.	21.12	Rs.	25.91	US$	0.47

Basic earnings per ADS	Rs.	53.52	Rs.	63.90	Rs.	78.54	US$	1.44
Effect of potential equity shares for stock options outstanding		0.75		0.54		0.81		0.03

Diluted earnings per ADS	Rs.	52.77	Rs.	63.36	Rs.	77.73	US$	1.41

31. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-banking financial company and a subsidiary of the Bank. As at March 31, 2013, the stake-holding of the Bank in HDBFSL was 97.6%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2013 the Bank holds a 62.1% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2013, HDFC Bank Ltd. and its subsidiaries hold 59.0% of the equity interests of ADFC. Members of the Bank’s management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

HBL Global Private Ltd (“HBL”) is a subsidiary of ADFC which holds 98.0% of its equity. HBL provides direct sales support for certain products of the Bank. The financial statements of HBL are consolidated.

32. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates as at March 31, 2013:

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

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/ (decrease) in the carrying value in these companies was Rs. 73.1 million in fiscal March 31, 2013 (previous year Rs. 61.6 million). This is included under non-interest revenue—other, net.

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

Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for Securities: Available for sale investments are principally comprised of debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk.

Trading Securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities: There were no HTM securities as of March 31, 2012 and March 31, 2013.

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

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 630.1 million on a recurring basis as of March 31, 2013, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)
			(In millions)
Trading account securities	Rs.	87,383.5	Rs.	—	Rs.	87,383.5
Securities Available-for-Sale		1,017,441.4		496.5		1,016,944.9

Total	Rs.	1,104,824.9	Rs.	496.5	Rs.	1,104,328.4

	US$	20,264.6	US$	9.1	US$	20,255.5

There have been no transfers between level 1 and 2 for the years ended March 31, 2012 and March 31, 2013.

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2013, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
Derivative assets	Rs.	72,523.0	Rs.	—	Rs.	72,523.0	Rs.	—
Derivative liabilities	Rs.	69,099.7	Rs.	—	Rs.	69,099.7	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. Subsequent events

In the meeting of Board of Directors of the Bank held on April 23, 2013, the Board recommended a dividend of Rs. 5.5 per share, which has been subsequently approved by the shareholders in their Annual General Meeting, held on June 27, 2013. The total amount of dividend of Rs. 15,364.1 million including tax on distributed profits was paid subsequent to June 27, 2013.

Since March 31, 2013, the Indian rupee has depreciated significantly against the U. S. dollar. The Bank has translated its U. S. dollar denominated assets and liabilities using the Foreign Exchange Dealers’ Association of India (FEDAI) published rate of 54.29 rupees per U. S. dollar as of March 31, 2013. Had the Bank translated its U. S. dollar denominated assets and liabilities using the FEDAI published rate of 59.68 rupees per U. S. dollar as of July 19, 2013, its loans, net of allowances would have been stated higher by Rs. 14.4 billion, total deposits would have been stated higher by Rs. 5.1 billion and total borrowings would have been stated higher by Rs. 10.3 billion. No consideration has been given to changes in unsettled transactions from the date of the financial statements to the date the rate changed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashidhar Jagdishan
Name: Sashidhar Jagdishan
Title: Chief Financial Officer

Date: July 29, 2013

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.2	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.3	Amendment number 1, to the Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to F-6 filed on July 13, 2011 (Registration No. 333-13718))

4.1	Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101*	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2013 is formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.

*	Furnished herewith