Form 20-F
period 2014-03-31
HDFC BANK LTD
filed 2014-07-31
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

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

Equity Shares, as of March 31, 2014             2,399,050,435

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page
Part I
Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Exchange Rates and Certain Defined Terms	1
		Risk Factors	23
		Selected Financial and Other Data	49
Item 4	Information on the Company	Business	3
		Selected Statistical Information	52
		Management’s Discussion and Analysis of Financial Condition and Results of Operations	68
		Principal Shareholders	107
		Related Party Transactions	108
		Supervision and Regulation	115
Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	68
		Merger of Centurion Bank of Punjab	73
Item 6	Directors, Senior Management and Employees	Business—Employees	22
		Management	91
		Principal Shareholders	107
Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	107
		Management—Loans to Members of our Senior Management	100
		Related Party Transactions	108
Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-1
		Business—Legal Proceedings	22
Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	35
		Restrictions on Foreign Ownership of Indian Securities	140
Item 10	Additional Information	Management	91
		Description of Equity Shares	37
		Dividend Policy	48
		Taxation	110
		Supervision and Regulation	115
		Exchange Controls	138
		Restrictions on Foreign Ownership of Indian Securities	140
		Additional Information	142
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	17
		Selected Statistical Information	52
Item 12	Description of Securities Other than Equity Securities	Not Applicable
Item 12D	ADSs fee disclosure	Description of American Depository Shares—Fees and Charges for Holders of American Depository Shares	44

ii

	Item Caption	Location	Page
Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Controls and Procedures	101
		Management’s Report on Internal Control Over Financial Reporting	143
		Report of Independent Registered Public Accounting Firm	144
Item 16A	Audit Committee Financial Expert	Management—Audit and Compliance Committee Financial Expert	101
Item 16B	Code of Ethics	Management—Code of Ethics	102
Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	102
Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Item 16F	Changes in or disagreements with accountants	Management- Change in Certifying Accountant	102
Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	103

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Companies Act, 1956 (to the extent such enactment remains in force) and the Companies Act, 2013 (to the extent notified as of the date of this report) and all rules and regulations issued thereunder. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “ Rs.” or “rupees” or “INR” or “Indian rupees” are to the legal currency of India.

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

After the INR depreciated sharply in fiscal 2009 on account of the global risk aversion that resulted in a substantial reduction in capital flows, it managed to recover in fiscal 2010. The recovery in fiscal 2010 was driven by a pickup in domestic growth prospects that attracted foreign funds and improvement in global risk appetite. In fiscal 2011, the rupee was range bound as capital flows just about managed to balance the drag from external debt servicing and the current account deficit. However, in fiscal year 2012, the INR depreciated coming under pressure amidst a widening current account deficit, thin capital inflows and rising global uncertainty spurred by lingering financial and economic instability in Europe and the USA. This trend continued in fiscal 2013. During fiscal 2014, the INR came under immense and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion (the high and low during fiscal 2014 was Rs. 68.80 per US$ and Rs. 53.65 per US$ respectively). In recent months, however, the INR has appreciated and been fairly stable against the US dollar on expectations that the formation of a new government with a very strong mandate could spur additional market reforms that might in turn help revive growth prospects in the Indian economy.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in The City of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2010	44.95	47.39	50.48	44.94
2011	44.54	45.49	47.49	43.90
2012	50.89	47.81	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.00	60.35	68.80	53.65

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
January 2014	62.63	62.11	63.09	61.45
February 2014	61.78	62.16	62.63	61.78
March 2014	60.00	60.95	62.17	59.89
April 2014	60.21	60.35	61.17	59.86
May 2014	59.16	59.28	60.21	58.30
June 2014	60.06	59.74	60.32	59.15

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$1.00 = Rs. 60.00 on March 31, 2014. The noon buying rate on July 18, 2014 was Rs. 60.33 per US$1.00.

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

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2014, we expanded our operations from 1,412 branches and 3,295 Automated Teller Machines (ATMs) in 528 cities/towns to 3,403 branches and 11,256 ATMs in 2,171 cities/towns. During the same five year period, our customer base increased from 18.3 million customers to 28.9 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 2,020.7 billion as of March 31, 2009 to Rs. 5,125.4 billion as of March 31, 2014. Our net income has increased from Rs. 15.1 billion for fiscal 2009 to Rs. 79.3 billion for fiscal 2014.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. The Indian economy underwent yet another challenging environment in 2013-14 driven by subdued domestic growth, extreme volatility in the exchange rate and a much higher than expected spike in inflation rates. While domestic GDP growth did show a marginal improvement from 4.5% (YoY) in fiscal 2013 to 4.7% in fiscal 2014 (estimated), most of the increase can be attributed to an increase in agricultural growth from 1.4% to 4.2%. Growth in both the industrial sector and service sector remained lackluster due to weakness in both consumption and investment demand. A major problem for the economy in first half of fiscal 2014 was a very aggressive and disorderly bout of currency depreciation. The Indian rupee weakened to its lowest level against the US dollar driven by concerns about the domestic macroeconomic landscape that made investors somewhat circumspect of investing in domestic assets. However, the anxiety about the future direction of US monetary policy due to the U.S. Federal Reserve preparing the markets for a gradual wind-down of the third round of quantitative easing (QE 3) resulted in an overall outflow of funds from European markets. The Indian rupee also fell victim to this rotation of funds away from European markets and into US markets. To counter pressures of currency depreciation, the RBI in July 2014 introduced a series of emergency measures to tighten domestic liquidity in order to raise short-term rates to provide the Indian rupee with some yield advantage. These measures resulted in an inversion of the yield curve. The RBI also provided various incentives to commercial banks to raise foreign currency non-residents (FCNR) deposits which resulted in foreign currency flows of US$ 34 billion into the country. The RBI gradually removed these emergency measures when the exchange rate showed some signs of stability in second half of fiscal 2014. However, the RBI hiked the repo rate by approximately 75 bps over the course of fiscal 2014 in part to counter exchange rate depreciation as well as to fight inflation pressures as consumer price index (CPI) inflation touched a high 11.24% in November 2013.

However, in the fourth quarter of fiscal 2014 there were some signs of an improvement in the overall domestic macroeconomic landscape that in turn provided some stability to the Indian rupee. For one, inflation pressures subsided because of a reduction in food price inflation. The government appeared to have stuck to its promise of fiscal consolidation by reducing the fiscal deficit to GDP ratio from 4.9% in fiscal 2013 to 4.6% in fiscal 2014. Lastly, there has been a significant improvement in the current account deficit that has compressed from 4.8% of GDP in fiscal 2013 to a possible 1.9% of GDP in fiscal 2014. The improvement in the current account position can partially be attributed to a substantial compression in the trade deficit as imports fell by 6.7%. Going forward, the forecasts are based on expectations that the new government with a strong mandate could spur the reform process. This might in turn help revive growth prospects in the Indian economy and that domestic growth could increase to around 5.5%. However, downside risks remain primarily from an unfavorable monsoon season that could adversely affect the agricultural sector and result in a further escalation in food price inflation. Notwithstanding our pace of growth, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2014, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.6% of net customer assets. In addition, our net customer assets represented 88.6% of our customer deposits and customer deposits represented 71.6% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 42.1% of total deposits for fiscal 2014. These low-cost deposits and the cash float associated with our transactional services, led to an average cost of funds including equity for fiscal 2014 of 5.1%.

        We are part of the HDFC group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and other insurance. HDFC Limited and its subsidiaries owned 22.6% of our outstanding equity shares as of March 31, 2014. Our Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of our shareholders and the Reserve Bank of India (RBI). Mr. Keki Mistry—Vice Chairman and Chief Executive Officer of HDFC Limited, and Mrs. Renu Karnad–Managing Director of HDFC Limited are members of our Board of Directors. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited respectively and mutual funds of HDFC Asset Management Company Limited.

We had a cash outflow of approximately Rs. 7.9 billion, Rs. 10.0 billion and Rs. 9.7 billion in fiscals 2012, 2013 and 2014, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 8.1 billion in fiscal 2015. This budgeted amount includes Rs. 2.5 billion to expand our branch and back office network, Rs. 0.1 billion to expand our electronic data capture terminal network and Rs. 3.1 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

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

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States for the 2001, 2005 and 2007 ADS offerings is Depositary Management Corporation, 570 Lexington Avenue, 44th Floor, New York, NY 10022.

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

Our use of technology

We continued to make substantial investments in our technology platforms and systems and expand our electronically linked branch network. Our Bank’s direct banking platforms continue to be stable and robust, supporting ever increasing transaction volumes, as customers adopt newer self-service technologies.

We successfully upgraded our retail core banking system to the latest technology platform. Continuing with the program from the previous fiscal year, our Bank migrated the remaining retail accounts to this new technology platform during fiscal 2014. The new retail core banking system, deployed on a more robust architecture, enabled the Bank to provide additional features to its customers and respond faster to business and market needs.

We have implemented state-of-the-art engineered systems technology for some of the important systems. The capacity of the electronic funds transfer (EFT) switch has been upgraded to cater to growing ATM and other payment transaction volumes and enhance scalability. We have doubled the capacity of our operational customer relationship management system, by implementing the latest version of its database engine and have doubled the number of possible concurrent users.

Live switch-over and switch-back drills of major IT applications have successfully been completed, as part of our Bank’s Business Continuity and Disaster Recovery management strategy, thereby enhancing our Bank’s readiness in responding to emergency situations. These switch-over and switch-back drills have also been successfully completed for the new retail core banking system.

We deliver high quality service with superior execution

We continued to improve on Service Quality (SQ) across various customer contact points, including retail branches, ATMs and phone banking. With a view to ensure comprehensive improvement, we have extended SQ initiatives to the back office support functions as well. Our SQ team’s responsibilities include workplace organization, lobby management, handling of complaints, turn-around times and compliance with the Bank’s internal processes as well as regulatory processes pertaining to customer service. The SQ team undertakes improvement projects at Retail branches using the Lean Sigma methodology for improving turn-around times, process re-engineering, first time right (FTR) for customer instructions/account opening forms, customer satisfaction improvement and cost reduction.

We have augmented training and skill development programs to enable and empower employees to deliver a higher quality of customer service. We have also integrated certain technology platforms to provide a seamless and smooth service experience to our customers, for example, the complaints management module has been integrated within the core Customer Relationship Management (CRM) system. Our focus on knowledgeable and personalized service, we believe, draws customers to our products and increases existing customer loyalty.

Many of our operational processes are certified under the International Organization for Standardization (ISO) 9001:2008. This certification requires the underlying processes to be robust, effective and efficient. The ISO certification ensures that: (a) we have a set of procedures that cover key processes; (b) our processes are monitored to ensure effectiveness with a focus on maximizing customer satisfaction; (c) adequate records are maintained and (d) outputs are monitored for any defects which provide triggers for continual improvement in service experience through root cause remediation.

We have taken various steps to improve the effectiveness of our grievance handling mechanism across our delivery channels. We periodically review the effectiveness of our overall customer service initiatives and grievance handling in particular at different levels within the Bank including at the Board level.

We offer a wide range of products to our clients in order to service their banking needs

Whether in retail or wholesale banking, we consider ourselves a ‘one-stop shop’ for our customers’ banking needs. Our retail banking products range from retail loans to deposit products and other products and services, such as private banking, depositary accounts, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sale of precious metals (such as gold and silver). In addition we offer our customers broking accounts through our subsidiary HSL. On the wholesale banking side we offer customers working capital loans, term loans, bill collections, investment banking services, letters of credit and guarantees and foreign exchange and derivative products. In addition we offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We collect taxes for the government and are bankers to issuances of equity shares and bonds to the public by companies. Our wide range of products creates multiple cross-selling opportunities for us and, we believe, improves our customer retention rates.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing customer assets to customer assets was 1.2% as of March 31, 2014 and our net non-performing customer assets amounted to 0.6% of net customer assets. In addition, we have restructured the payment terms of certain loans. As of March 31, 2014, these represented 0.1% of our gross customer assets. We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging on our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. During fiscal 2014, our average cost of funds (including equity) was 5.1%.

Focus on high earnings growth with low volatility

Our net income has grown at a compounded average rate of 39.3% during the five-year period ended March 31, 2014. We intend to maintain our focus on steady earnings growth through conservative risk management techniques and low-cost funding. In addition, we aim not to rely heavily on volatile streams of income such as those from trading and other big ticket fees (such as those from investment banking) so as to maintain earnings growth.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31,
	2012		2013		2014
	(in millions, except percentages)
Retail banking	Rs.140,761.6	82.2%	Rs. 173,367.6	82.7%	Rs.199,306.9	US$	3,321.8	81.0%
Wholesale banking	29,098.7	17.0%	32,100.7	15.3%	39,302.8		655.0	16.0%
Treasury operations	1,289.9	0.8%	4,097.6	2.0%	7,368.8		122.8	3.0%
Net revenue	Rs.171,150.2	100.0%	Rs. 209,565.9	100.0%	Rs.245,978.5	US$	4,099.6	100.0%

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

As of March 31, 2014, we had 3,403 branches and 11,256 ATMs in 2,171 cities/towns. We also provide telephone banking, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 67.8 % of our gross loans of which 18.2% were unsecured as of March 31, 2014. Apart from our branches, we use our ATM screens and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offence in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for making of payments. However, unsecured personal loans are still a greater credit risk for us than our secured loan portfolio because they are not supported by any collateral. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher loan yield since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors— Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the value and share of our retail credit products:

	At March 31, 2014 Value				% of Total Value
	(in millions)
Retail Loans:
Auto loans	Rs.	407,811.6	US$	6,796.9	18.5%
Personal loans / Credit Cards		347,393.8		5,789.9	15.8%
Retail business banking		519,472.2		8,657.9	23.6%
Commercial vehicle and construction equipment finance		280,372.2		4,672.9	12.7%
Housing loans		193,180.5		3,219.7	8.8%
Other Retail Loans		440,107.4		7,335.0	20.0%
Total retail loans		2,188,337.7		36,472.3	99.3%
Mortgage-backed securities		1,834.4		30.6	0.1%
Asset-backed securities		14,243.4		237.4	0.6%
Total retail assets	Rs.	2,204,415.5	US$	36,740.3	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

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

We also offer credit cards from the VISA and MasterCard stable, including gold, silver, corporate, platinum, titanium, signature, infinite, regalia, superia and world credit cards. During fiscal 2014, the Bank launched three premium variants of credit cards under the Diners brand under an exclusive arrangement with Diners. This will enable the Bank to cater to the specific needs of super-premium customers requiring global card benefits. We had approximately 5.1 million cards outstanding as of March 31, 2014, as against 6.4 million as of March 31, 2013 as a result of rationalization exercise of the bank to identify and eliminate inactive cards and focus more on card activation.

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

Housing Loans

We provide home loans through an arrangement with HDFC Limited. Under this arrangement we sell loans provided by HDFC Limited through our branches. HDFC Limited approves and disburses the loans, which are kept on in their books, and we receive a sourcing fee for these loans. We have an option but not an obligation to purchase up to 70% (or 55% in case all the loans purchased qualified for priority sector lending) of the fully disbursed home loans sourced under this arrangement through either the issue of mortgage backed pass through certificates (“PTCs”) or a direct assignment of loans. The balance will be retained by HDFC Limited.

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

After our acquisition of Centurion Bank of Punjab Limited (CBoP) in 2008, the portfolio of home loans of CBoP was transferred to our loan book.

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

Sale/Transfer of Receivables

We also securitize our retail loan receivables through independent special purpose entities (SPEs). The securities issued against these assets by the SPE are rated and normally credit-enhanced. Recourse is in the form of our investment in subordinated securities issued by SPEs, cash collateral and other credit and liquidity enhancements to the extent stipulated by the rating agency. The Bank also may sell its loan receivables through loan assignments to other banks, financial institutions and financial companies. These are similar to asset-backed securities, except that such loans are not represented by PTCs and since May 2012, these transactions are also not credit enhanced.

In fiscal years 2013 and 2014, we did not sell any performing loans either through loan assignments or PTCs.

Sustainable Livelihood Initiative (SLI)

Our SLI targets lower income individuals to finance their economic activity, and also provide skill training, credit counseling, and market linkages for better price discovery. Through this initiative we reach out to the un-banked and under-banked segments of the Indian population.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 78.2% of our total deposits as of March 31, 2014. The following chart shows the number of accounts and value of our retail deposits by our various deposit products:

	At March 31, 2014
	Value (in millions)				% of total	Number of accounts (in thousands)	% of total
Savings	Rs.	1,007,857.6	US$	16,797.6	35.1%	19,140	69.5%
Current		352,581.5		5,876.4	12.3%	2,554	9.3%
Time		1,507,758.6		25,129.3	52.6%	5,860	21.2%
Total	Rs.	2,868,197.7	US$	47,803.3	100.0%	27,554	100.0%

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

Other Retail Services and Products

Debit Cards

We had around 17.4 million debit cards outstanding as of March 31, 2014 as compared to 15.8 million as of March 31, 2013. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

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

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2014, these accounts constituted approximately 44% of our total retail savings accounts by number and approximately 29% of our retail savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 576.7 billion as of March 31, 2014. As an accelerated measure to increase foreign currency inflows into the country, the RBI had, in the second half of fiscal 2014, permitted banks in India to raise foreign currency non-resident (FCNR) deposits within a specified time period and in turn swap them into rupees with the RBI at concessional rates. Our time deposits accordingly include US$ 3.4 billion deposits raised by us under the RBI window for FCNR deposits.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services is comprised of upper and middle income individuals and high net worth customers. As of March 31, 2014, around 14% of our retail deposit customers contributed approximately 77% of our retail deposits. These deposits include the time deposits raised by us under the RBI window for FCNR deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

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

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. Our financing products include loans, overdrafts, bill discounting and credit substitutes, such as commercial papers, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

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

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short-term loans and medium-term loans which are typically loans of up to five years in duration. Approximately 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.

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

	As of March 31,
	2012		2013		2014		2014
	(in millions)
Gross commercial loans	Rs.	689,314.4	Rs.	808,742.1	Rs.	1,039,923.6	US$	17,332.1
Credit substitutes:
Commercial paper	Rs.	7,791.0	Rs.	39,802.6	Rs.	42,031.6	US$	700.5
Non-convertible debentures		4,009.5		6,820.0		23,115.5		385.3
Total credit substitutes	Rs.	11,800.5	Rs.	46,622.6	Rs.	65,147.1	US$	1,085.8
Gross commercial loans plus credit substitutes	Rs.	701,114.9	Rs.	855,364.7	Rs.	1,105,070.7	US$	18,417.9

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2014, approximately 70.7% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 304.9 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate, the pricing is based on a margin that depends on the credit assessment of the borrower. We are required to follow the Base Rate System while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2012		2013		2014		2014
	(in millions)
Bill collection	Rs.	3,466,005.7	Rs.	3,857,516.1	Rs.	3,609,043.4	US$	60,150.7
Documentary credits		653,828.7		598,307.0		785,059.7		13,084.3
Bank guarantees		199,600.1		245,625.5		275,705.6		4,595.1
Total	Rs.	4,319,434.5	Rs.	4,701,448.6	Rs.	4,669,808.7	US$	77,830.1

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

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with our customers, similar to our transactions with inter-bank participants. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of interest rate swaps and use them as part of our asset liability management.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2012, 2013 and 2014, together with the fair values on each reporting date.

	As of March 31,
	2012				2013				2014				2014
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	399,622.3	Rs.	1,496.4	Rs.	372,123.4	Rs.	381.9	Rs.	214,014.0	Rs.	653.5	US$	3,566.9	US$	10.9
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	433,469.2	Rs.	8,346.0	Rs.	499,620.6	Rs.	4,216.5	Rs.	543,568.8	Rs.	5,536.3	US$	9,059.5	US$	92.3

Investment banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged financing for clients across sectors including telecom, toll roads, steel, energy, chemicals and cement. The group closed over Rs. 100 billion worth of corporate bonds across public sector undertakings, financial institutions and corporate clients of the bank during fiscal 2014. In the advisory business, the Bank advised and closed transactions in capital goods, agrochemicals and the banking, financial services and insurance (BFSI) sector. In the equity capital markets business, the group has advised clients on public offerings and buy-back of shares.

Precious Metals

We are in the business of importing bullion to leverage our distribution and servicing strengths and cater to the domestic and export bullion and jeweller segment. We generally import bullion on consignment basis and sell the same either on outright basis or by offering gold metal loan to our customers.

Wholesale Deposit Products

As of March 31, 2014, we had wholesale deposits aggregating over Rs. 801.8 billion, which represented 21.8% of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 10.0 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

Tax Collections

We were the first private sector bank to be appointed by the government of India to collect direct taxes. In fiscal 2014, we collected Rs. 1,394 billion of direct taxes for the government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal 2014, we collected over Rs. 722 billion of such indirect taxes for the government of India and relevant state governments. We earn a fee from each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

Foreign Exchange and Derivatives

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer, the right but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2012, 2013 and 2014, together with the fair values on each reporting date:

	As of March 31,
	2012				2013				2014				2014
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,952,713.1	Rs.	(2,114.6)	Rs.	1,708,376.9	Rs.	(2,274.6)	Rs.	1,558,644.7	Rs.	(2,127.8)	US$	25,977.4	US$	(35.4)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	5,489,502.9	Rs.	2,465.8	Rs.	4,179,952.9	Rs.	1,099.5	Rs.	4,447,254.1	Rs.	14,241.0	US$	74,120.8	US$	237.3

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2014, we had an internal aggregate approved limit of Rs 300 million for market purchases and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2014 was within the said limits. We set limits on the amount invested in any individual company as well as stop-loss limits

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2014, we had an aggregate of 3,403 branches covering 2,171 cities/towns. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As part of its branch licensing conditions, the RBI requires that at least 25% of all incremental branches added during the year must be located in unbanked rural areas. A rural area is defined as a center with a population of less than 10,000 (based on the 2001 census conducted by the government of India). As of March 31, 2014, 319 of our branches were in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain. We have a full service banking branch in Hong Kong. Through this branch, we provide services to Indian corporates and their affiliates to cater to their international banking requirements, as well as to retail customers.

Automated Teller Machines

As of March 31, 2014, we had a total of 11,256 ATMs, of which 4,667 were located at our branches or extension counters and 6,589 were located off site, including at large residential developments, or on major roads in metropolitan areas.

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

Telephone Banking

We provide telephone banking services to our customers in 2,169 cities/towns. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments on checks. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower / business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of the bank’s capital funds. This limit may be exceeded by an additional 10% (i.e. up to 50%) provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances, with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. For certain blue chip clients and reputed groups or in particular for entities whose borrowings / bonds qualify as Priority Sector Lending, a bank may approach the RBI for single/group borrower ceilings higher than the prescribed limits. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single Non-Banking Finance Company (NBFC)/NBFC—Asset Financing Company (AFC)/NBFC—Infrastructure Finance Company (IFC) should not exceed 10%, 15% and 15% respectively of the bank’s capital funds. The bank may, however, assume exposures on a single NBFC /NBFC-AFC /NBFC-IFC, up to 15%, 20% and 20% respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% specified earlier is on account of funds on-lent by the NBFC/NBFC-AFC/NBFC-IFC to the infrastructure sector.

b) Industry: Exposure to any one industry cannot exceed 12% of aggregate exposures—for this purpose advances and investments as well as non-fund based exposures are aggregated. Retail advances are exempt from such ceiling. Further, exposure to banks and state sponsored financial institutions is capped at a level of 25%.

c) Risk grading: In addition to the exposure ceilings described above, we have set quantitative ceilings on aggregate funded plus non-funded exposure (excluding retail assets) specific to each risk rating category at the portfolio level.

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

I. Trading Risk

Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices, exchange rates and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available-for-sale-portfolios, as per the RBI guidelines and consists of positions in bonds, securities, interest rate swaps, cross currency interest rate swaps and currency options.

The trading risk is managed by putting in place a sound process for price validation and by setting various limits, such as Value at Risk (“VaR”), Stop Loss Trigger Level (“SLTL”), Price Value per basis point (“PV01”) and Position Limits, namely, Intraday and Net Overnight Open Position as well as Gap limits (Aggregate and Individual Gap limits), which are set in the Treasury Limits Package and Equity Limits Package.

The Treasury Limits and Equity Limits are recommended by management for approval to the Board of Directors. The limits are reviewed annually or more frequently depending on market conditions or the introduction of new products.

The Market Risk policy sets the framework for market risk monitoring. The risk on account of semi-liquid or illiquid positions in trading is recognized in the Non-Standard Product policy. The Non-Standard Product Policy stipulates requirements for case specific evaluation of risk exposure in respect of non-standard products (that is products which are not part of the standard product list decided by Treasury and the Market Risk Department). In addition, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors which also comprise judgmental potential scenarios.

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

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The way operational risk is managed has the potential to positively or negatively impact a bank’s customers, its financial performance and reputation. The Bank has put in place Board-approved governance and organizational structure with clearly defined roles and responsibilities to mitigate operational risk arising out of the Bank’s business and operations.

Organizational Structure for Managing Operational Risk

The Risk Policy and Monitoring Committee (‘RPMC’) of the Board reviews and recommends to the Board of Directors the overall operational risk management framework for the Bank. A committee comprised of senior management personnel, the Operational Risk Management Committee (‘ORMC’), oversees the implementation of operational risk management framework approved by the Board. The ORMC is headed by the Deputy Managing Director, the Chief Risk Officer, Head-Audit, Head-Operations and senior representatives from relevant business functions, An independent operational risk management department is responsible for the implementation of the framework across the Bank. Board-approved operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support function in managing operational risk.

Risk Measurement and Monitoring

While the day-to-day operational risk management lies with business lines, operations and support functions, the ORMC is responsible for designing tools and techniques for identification and monitoring of operational risk across the Bank consistent with the framework approved by the Board. The ORMC also ensures operational risk exposures are captured and reported to the relevant levels of the management for initiating suitable risk mitigations in order to contain operational risk exposures within acceptable levels. The internal audit department provides an independent assurance on the effectiveness of governance, risk management and internal controls to achieve risk management and control objectives.

The Bank applies a number of risk management techniques to effectively manage operational risks:

•	A systematic risk assessment process is followed before rolling out new products and processes. New products are rolled out after putting in place the required mitigants based on risk assessment and on ensuring required skill sets and technological resources are in place.

•	A bottom up risk assessment process, Risk Control Self-Assessment, identifies high risk areas so that the Bank can initiate timely remedial measures. This assessment is conducted quarterly to update senior management of the risk levels across the Bank.

•	Key Risk Indicators are employed to alert the Bank on impending problems in a timely manner. These allow monitoring of the control environment as well as operational risk exposures and trigger risk mitigation actions.

•	Material operational risk losses are subjected to detailed risk analysis to identify areas of risk exposures and gaps in controls basis for which appropriate risk mitigating actions are initiated.

•	The Bank conducts annual scenario analysis to derive information on hypothetical severe loss situations and uses the information for risk management actions, apart from analyzing the plausible financial impact.

•	Periodic reporting on risk assessment and monitoring is made to the line management as well as to senior management to ensure timely actions are initiated at all levels.

Capital Requirement

Currently the Bank follows the Basic Indicator Approach for estimating operational risk capital.

Competition

We face strong competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. The RBI received approximately 26 applications for new bank licenses including from some of the largest business groups in India. After review of the applications received, the RBI provided in-principle approvals to two of the applicants which are valid for a period of 18 months, during which the new banks will have to be set up. The RBI will grant these new banks a license to commence banking operations after being satisfied that the applicants have complied with the conditions established as part of the in-principle approval.

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

Employees

The number of our employees was 68,165 as of March 31, 2014 as compared to 69,065 as of March 31, 2013. Most of our employees are located in India. We consider our relations with our employees to be good. Further to our acquisition of CBoP in 2008, a few employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay is paid out by way of sales incentives as well as performance linked bonuses.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme, required by government regulation, under which the fund is required to pay to employees a minimum annual return, which at present is 8.75%. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our erstwhile CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

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

As of March 31, 2014, we had a network consisting of 3,403 branches and 11,256 ATMs, including 6,589 at non-branch locations. These facilities are located throughout India with the exception of two branches which are located in Bahrain and Hong Kong.

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

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate of the Indian banking industry over the last three fiscal years. For example, our total advances in the three-year period ended March 31, 2013 grew at a compounded annual growth rate of about 24%, as against about 19% for the Indian banking industry for fiscal 2013. Our total advances in the three-year period ended March 31, 2014 grew at a compounded annual growth rate of about 25%.

Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls including:

•	recruiting, training and retaining sufficient skilled personnel;

•	upgrading, expanding and securing our technology platform;

•	developing and improving our products and delivery channels;

•	preserving our asset quality as our geographical presence increases and customer profile changes;

•	complying with regulatory requirements such as the Know Your Customer (“KYC”) norms; and

•	maintaining high levels of customer satisfaction.

The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2009, we had a branch network comprised of 1,412 branches, which increased to 3,403 as at March 31, 2014. Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and certain specified conditions. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”. If we are unable to perform in a manner satisfactory to the RBI in any of the above areas, it may have an impact on the number of branches we will be able to open and would in turn have an impact on our future growth.

If we fail to properly manage our rapid growth, our operations would suffer and our performance as a whole would be materially adversely affected.

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2014, net interest revenue after allowances for credit losses represented 71.2% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

Interest rates have largely stabilized since the start of calendar year 2014 as India’s external vulnerability has subsided, inflation pressures have moderated and the domestic liquidity position has improved considerably. While the RBI hiked the policy repo rate by 25 bps in January 2014, domestic interest rates have softened from the levels witnessed in the latter part of 2013 (when the RBI initiated emergency liquidity tightening measures). The yield on the government’s 10 year benchmark bond has been volatile over the past year and has ranged from 7.2% to 9.2% during the course of fiscal 2014. The yield on the benchmark was at 8.6%, 8.1% and 9.0% as of March 31, 2012, 2013 and 2014 respectively. Another reason behind the softness in domestic interest rates is that the market focus has shifted to the outcome of the general elections that resulted in the formation of a stable government. However, uncertainty remains on the fiscal front. Further, given the emerging scenario globally, interest rates can move up and accordingly we may change our interest rates. Any volatility in interest rates could also adversely affect our net income. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes represented 1.2% of our gross customer assets as of March 31, 2014. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.6% of our net customer assets portfolio as of March 31, 2014. We have restructured the payment terms of certain loans. As of March 31, 2014 these represented 0.1% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2014, approximately 78% of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See “Note 10—Loans” in our consolidated financial statements.

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

We calculate customer and industry exposure (i.e. the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2014, our largest single customer exposure was Rs. 122.0 billion, representing 23.7% of our capital funds valuation, and our ten largest customer exposures totaled Rs. 496.7 billion, representing 96.6% of our capital funds valuation, in each case computed in accordance with RBI guidelines. None of our ten largest customer exposures were classified as non-performing as on March 31, 2014. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. As of March 31, 2014, our largest industry concentrations, in each case based on RBI guidelines, were as follows: wholesale trade 6.6%, banks and financial institutions 4.7% and automobile and auto ancillary 4.2%. In addition, as of March 31, 2014, 36.1% of the concentration of our exposures was retail (except where otherwise included in the above classification). Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2014, our total non-performing loans and credit substitutes in accordance with US GAAP were concentrated in the following industries: land transport (7.0%), iron and steel (6.1%), engineering (4.1%), NBFC/financial intermediaries (3.0%) and wholesale trade (2.6%).

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

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.4% as of March 31, 2014 (as compared to 0.3% and 0.4% as of March 31, 2013 and March 31, 2012, respectively).

In addition to the directed lending requirements, the RBI has encouraged banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. Future changes by the RBI in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2014, approximately 78% of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, the Bank’s records of borrowers’ and guarantors addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India. If we are unable to foreclose on our collateral or realize adequate value, our losses will increase and our net income will decline. In addition, if a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed. The RBI has set forth guidelines on Corporate Debt Restructuring (CDR) via the corporate debt restructuring cell. The guidelines envisage that for debt amounts of Rs. 0.1 billion and above, 60% of the creditors by number, in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 25% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—Commercial Commitments”.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the efforts of our Chairman, our Managing Director, our Deputy Managing Director, our Executive Directors and members of our senior management. Our future performance is dependent on the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.

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

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 16.1% as of March 31, 2014 as per Basel III (as compared to 16.8% and 16.5% as per the Basel II framework as of March 31, 2013 and March 31, 2012, respectively). Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India and in July 2013, the RBI issued a master circular consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) graded enhancement of the total capital requirement; iv) introduction of capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier 1 capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of Common Equity Tier I capital. Basel III also defines criteria for instruments to be included in Tier 2 capital to improve their loss absorbency. The guidelines also set-out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier 1 and Tier 2 instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. The capital requirement including the capital conservation buffer will be 11.5% (against the current requirement of 9%) once these guidelines are fully phased-in. Domestically systemically important banks would be required to maintain CET-I capital requirement ranging from 0.2% to 0.8% of risk weighted assets once the RBI publishes final guidelines relating to framework for domestic systemically important banks. Banks will also be required to have an additional capital requirement increasing linearly up to 2.5% of the risk weighted assets once RBI finalizes the implementation of countercyclical capital buffer requirements. The transitional arrangements began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. Additionally, the Basel III Liquidity Coverage Ratio (LCR), which is a measure of the Bank’s high quality liquid assets compared to its anticipated cash outflows over a 30 day stressed period, will apply in a phased manner starting with a minimum requirement of 60% from January 1, 2015 and reaching minimum 100% on January 1, 2019. Our business could be adversely affected if we are unable to meet the new requirements and if we do meet the new requirements, it may adversely impact our future financial performance and the price of our equity shares and ADSs.

Our ability to support and grow our business could be adversely affected if we are unable to meet the revised requirements.

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

We face strong competition in all areas of our business, and some of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer asset and deposit bases, larger branch networks and more capital than we do. These banks are becoming more competitive as they improve their customer services and technology. One of the other private sector banks in India is also larger than we are, based on such measurements. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. The economies of scale that our larger competitors benefit from make it difficult for us to offer competitive pricing on products and services to retain existing customers and attract new customers so that we can execute our growth strategy successfully. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. The RBI received approximately 26 applications for new bank licenses including from some of the largest business groups in India. After review of the applications received, the RBI provided in-principle approvals to two of the applicants which are valid for a period of 18 months, during which the new banks will have to be set up. The RBI will grant these new banks a license to commence banking operations after being satisfied that the applicants have complied with the conditions established as part of the “in-principle” approvals. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign banks offering a wider range of products and services, which could adversely impact our competitive environment. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

Our funding is primarily short-and medium-term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2014, about 38% of our loans are expected to mature within the next one year and about 47% of our loans are expected to mature between the next one to three years. As of March 31, 2014, about 28% of our deposits are expected to mature within the next one year and about 46% of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which the bout of interest rate tightening in India was faster than many other economies. The RBI raised key policy rates from 5.25% (repo rate) in April 2010 to 8.5% in October 2011. However, key policy rates were eased since April 2012 from 8.0% (repo rate) to 7.25% in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (introduced by the RBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased since September 2013 to 200 basis points above the repo rate to 100 basis points above repo rate in January 2014. In contrast the policy rates were tightened since September 2013 from 7.5% (repo rate) to 8.0% in January 2014. We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. (See “Supervision and Regulation—Legal Reserve Requirements”). These requirements result in Indian banks like ourselves maintaining (as per extant RBI guidelines currently in force) at least 23% (since June 2014 reduced to 22.5%) of our liabilities (computed as per guidelines issued by the RBI) in Government issued bonds. We are also required to maintain 4% of our liabilities (computed as per guidelines issued by RBI) by way of a balance with the RBI. This in turn means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will impact our profitability. The above requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.

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

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2014 was 26.3% of our net worth on a non-consolidated basis and 27.0% on a consolidated basis. See “Supervision and Regulation—Regulations Relating to Capital Market Exposure Limits”. In the future if we fail to meet these regulatory limits, we may face difficulties in getting other regulatory approvals necessary to conduct business in the normal course, which would have a material adverse effect on our business and operations.

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

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees to enforce applicable regulatory requirements. In June 2013, the RBI imposed a penalty of Rs. 45 million on the Bank for certain irregularities and violations discovered by the RBI, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for sale of third party products, sale of gold coins for cash in excess of Rs. 50,000 in certain cases and non-submission of proper information required by the RBI. The penalty was imposed pursuant to a scrutiny by the RBI of our books of accounts, internal control, compliance systems and processes during March and April 2013. In July 2014, the RBI levied a penalty of Rs. 0.5 million on the Bank on grounds that it failed to exchange information about the conduct of a corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on ‘Lending under Consortium Arrangement/Multiple Banking Arrangements’. The RBI carried out a scrutiny of the corporate borrower’s loan and current accounts maintained with 12 Indian banks, including our Bank. The RBI had issued show cause notices in March 2014. Based on its assessment, the RBI in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. See “Supervision and Regulation—Penalties”. We cannot predict the initiation or outcome of any further investigations by other authorities or different investigations by the RBI. The penalty imposed by the RBI has generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results.

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

We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to various cyber threats such as: a) phishing and trojans—targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information or to infect customer machines to search and attempt exfiltration of account sensitive information; b) hacking—wherein attackers seek to hack into our website with the primary intention of causing a reputational damage to us by disrupting services; and c) data theft—wherein cyber criminals may attempt to intrude into our network with the intention of stealing our data or information. These threat vectors fluctuate in frequency of attempts but are generally not decreasing in frequency. There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber-incident which might have occurred on their own system or with that of an unrelated third party. Any cyber security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and possible related financial liability.

HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions, which could result in HDFC Limited making decisions or foregoing opportunities to benefit HDFC Limited that restrict our growth and harm our financial condition.

HDFC Limited and its subsidiaries owned 22.6% of our equity as of March 31, 2014. So long as HDFC Limited and its subsidiaries hold at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors including our Chairman and Managing Director who are not required to retire by rotation to our board, subject to RBI approval. Our current Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. Two of our other directors, Mr. Keki Mistry is the Vice Chairman and Chief Executive Officer and Mrs. Renu Karnad, is the Managing Director of HDFC Limited. Accordingly, HDFC Limited can exercise substantial influence over our board and over matters subject to a shareholder vote. Mr. D. M. Sukthankar is the father of our Deputy Managing Director, Mr. Paresh Sukthankar, and serves as an independent director on the board of HDFC Limited. Mr. D. M. Sukthankar has been on the board of HDFC Limited since 1989. Mr. Paresh Sukthankar was one of our early employees and also a part of the initial senior management team. He was elevated to the position of Deputy Managing Director with effect from December 2013. Both are associated with the respective companies in their independent professional capacities and we believe that none is in a position to exercise influence over the other.

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

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies and may effectively prevent us from taking advantage of business opportunities. See “Related Party Transactions” in our Annual Report on Form 20-F for fiscal 2012, 2013 and 2014 for a summary of transactions we have engaged in and strategic investments made with HDFC Limited during fiscal 2012, 2013 and 2014. Also see Note 28 – “Related party transactions”, in our consolidated financial statements. We currently distribute products of HDFC Limited and its group companies. If we forego opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

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

Initially, equity participation by banks would be permitted only in the private sector banks that are identified by the RBI for restructuring. On an application made by a foreign bank for acquisition of 5% or more in any private bank, the RBI would consider the standing and reputation of the foreign bank and shall permit such acquisition only if it is satisfied that the investment by such foreign bank is in the long-term interest of all the stakeholders of the investee bank. It was proposed that in the second phase, beginning April 2009, the RBI would allow foreign banks to acquire up to 74% of equity capital in private sector banks in India, and would also enact appropriate amendments to the Banking Regulation Act to provide for voting rights commensurate with economic ownership. However, in light of the global financial turmoil and concerns regarding financial strength of banks around the world, the RBI decided to put on hold the second phase of the Roadmap and leave unchanged its policy on the presence of foreign banks in the country. While announcing its annual policy for fiscal 2010, the RBI said that it would continue with the current policy and procedures governing the presence of foreign banks in India. A review will happen once there is greater clarity regarding stability, recovery of the global financial system, and a shared understanding on the regulatory and supervisory architecture around the world. In January 2011, the RBI released a discussion paper on the presence of foreign banks in India, seeking comments and suggestions. In November 2013, the RBI released its framework for establishing wholly owned subsidiaries of foreign banks in India, which aims to tighten regulatory control and encourage foreign banks to convert their existing branches into wholly owned subsidiaries. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and as a result have a material adverse effect on our business. See “Restrictions on Foreign Ownership of Indian Securities”.

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines include: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; and vi) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company route, subject to compliance with certain specified criteria. Such a non-operative financial holding company is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring fences the regulated financial services entities in the group, including the bank from other activities of the group. The RBI specified July 1, 2013 as the deadline for submission of applications for setting up new banks in the private and it received about 26 applications for new bank licenses, including from some of the largest business groups in India. After review of the applications received, the RBI provided in-principle approvals to two applicants which are valid for a period of 18 months, during which the new banks will have to be set up. The RBI will grant these new banks a license to commence banking operations only after being satisfied that the applicants have complied with the conditions established as part of the “in-principle” approvals. If the number of banks in the country increases, we will face increased competition in the businesses we operate in. This could have a material adverse effect on our business and financial results.

Foreign investment in our shares may be limited pending an application to the FIPB and the RBI to permit additional aggregate foreign investment in the Bank’s paid-up equity share capital.

        Aggregate foreign investment in the Bank from all sources (including from foreign portfolio investors (FPIs)) may not exceed 49.0% of our paid-up equity share capital under the automatic rules of the RBI; however, the limit for aggregate foreign investment in the Bank from all sources may be increased to an amount that may not exceed 74.0% of our paid-up equity share capital upon the submission and approval of the Bank’s application to the Foreign Investment Promotion Board of India (FIPB). The Bank was informed in October 2013 that the aggregate foreign investment in the bank exceeded 49% of our paid-up equity share capital. The Bank submitted an application to the FIPB in November 2013 to permit increased foreign investment in the Bank in an amount up to 67.55% of its shares. In December 2013, the RBI banned any further purchases of the Bank’s shares by foreign investors until a determination is made on our application. In June 2014 at the Bank’s Annual General Meeting, a resolution was passed permitting the combined foreign investment in the Bank up to an aggregate limit of 74% of the equity share capital of the Bank. Accordingly, we are preparing to submit a second application to the FIPB to allow for aggregate foreign investment in the Bank of 74% of the equity share capital. See “Supervision and Regulation—Foreign Ownership Restriction”. Until the FIPB and the RBI (i) make a determination on our pending application to increase the permitted aggregate foreign investment of the Bank to 67.55%, (ii) make a determination on our additional application to further increase the permitted foreign investment in the Bank to 74% and (iii) lift the December 2013 ban on additional foreign acquisitions on our equity capital stock, there will continue to be limitations on foreign investments in our shares. These limitations could negatively affect the price of our shares and ADSs and could limit the ability of investors to trade our shares or ADSs in the market. These limitations could also negatively affect the Bank’s ability to raise additional capital to meet our capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results.

Delays in obtaining prior RBI approval and/or our inability to meet the criteria specified by RBI for opening new branches to increase our infrastructure and expand our reach into different geographical segments will restrict our expansion plans and have a negative impact on our future financial performance by preventing us from realizing anticipated revenue from the new branches.

The RBI issues instructions and guidelines to banks on branch authorization from time to time. Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted. With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and certain specified conditions. If we are unable to perform in a manner satisfactory to the RBI or comply with the specified conditions, it may have an impact on the number of branches we will be able to open and would in turn have an impact on our future growth. This would adversely affect our financial performance by preventing us from realizing anticipated revenue from the new branches. See “Supervision and Regulation—Regulation Relating to the Opening of Branches”.

If the goodwill recorded in connection with our recent acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date. See Note 2u, “Business Combination”, in our consolidated financial statements.

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As at March 31, 2009, we had 1,412 branches, which included more than 400 branches acquired pursuant to the merger of Centurion Bank of Punjab with HDFC Bank Limited effective May 23, 2008. We have continued to grow organically by commissioning new branches. As at March 31, 2014, we had 3,403 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

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

In May 2013, Standard & Poor’s, an international rating agency, reiterated its negative outlook on India’s credit rating. It identified India’s high fiscal deficit and heavy government borrowing as the most significant constraints on its ratings, and recommended the implementation of reforms and containment of deficits. In June 2013, Fitch, another international rating agency, returned India’s sovereign outlook to “stable” from “negative” a year after its initial downgrade of the outlook stating that the authorities had been successful in containing the upward pressure on the central government budget deficit in the face of a weaker-than-expected economy and that the authorities had also begun to address structural factors that have weakened the investment climate and growth prospects. Any adverse change in India’s credit ratings by international rating agencies may adversely impact our business and limit our access to capital markets.

The Bank’s long term unsecured, subordinated (tier II) bonds are rated “CARE AAA” by CARE and “AAA (ind)” (with the outlook on the rating as “stable”) by Fitch Ratings India Private Limited. CARE has also rated the Bank’s Certificate of Deposit (CD) program “PR 1+” which represents “superior capacity for repayment of short term promissory obligations”. Fitch Ratings India Pvt. Ltd. (100% subsidiary of Fitch Inc.) has assigned the “tAAA (ind)” rating to the Bank’s deposit program, with the outlook on the rating as “stable”. Any downgrade from the current credit rating of our borrowings may result in an increase in interest rates or require us to prepay such borrowings, thereby impacting our cost of borrowing and liquidity.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Capital inflows into India have remained extremely volatile responding to concerns about the domestic macroeconomic landscape and changes in the global risk environment. While the current account deficit (CAD) remained a main area of concern over fiscal 2012 and fiscal 2013, it has shrunk sharply in fiscal 2014. A substantial decline in the imports bill reflecting weak domestic growth as well as a sharp reduction in gold imports led to a significant narrowing in the trade deficit that in turn reduced the size of the CAD. However, the main problem for the Indian rupee was the volatile swings in capital flows. The shifts in capital flows is reflected in the fact that Indian rupee recorded a high of Rs. 53.65 to US dollar and a low of Rs. 68.80 to the US dollar during fiscal 2014. Even though the Indian rupee has been fairly stable since start of calendar year 2014, it may come back under pressure given the possibility of a gradual reversal in US monetary policy that may result in a rotation of global fund flows from Emerging Markets to the US markets. Additionally, some anxiety about the prospect of sub-normal monsoons driving up inflation pressures could make investors circumspect of investing in domestic assets. The need to intervene in the foreign exchange market to control volatility of the exchange rate may result in the decline in India’s foreign exchange reserves and subsequently reduce the amount of liquidity in the domestic financial system. This in turn could cause domestic interest rates to rise.

Further, increased volatility in capital flows may also affect monetary policy decision making. For instance, a period of net capital outflows might force the RBI to keep monetary policy tighter than optimal to guard against currency depreciation.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The leadership of India has changed many times since 1996. However, expectations of policy reforms going forward are fairly high given the strong mandate that the government received in the recently concluded general election in May 2014. However, there is no guarantee that the government will announce an optimal set of reforms or policies in the future. The rate of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. Any significant change in India’s economic liberalization and deregulation policies would adversely affect business and economic conditions in India generally and our business in particular.

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

Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

Under current Indian regulations, an ADS holder who surrenders ADSs and withdraws equity shares may deposit those equity shares again in the depositary facility in exchange for ADSs. An investor who has purchased equity shares in the Indian market may also deposit those equity shares in the ADS program. However, the deposit of equity shares may be subject to securities law restrictions and the restriction that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. These restrictions increase the risk that the market price of our ADSs will be below that of the equity shares.

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

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our ADSs and equity shares.

We are exposed to the risks of the Indian financial system by being a part of the system. The financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Such “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to various risks in the event of default by a counterparty, which can be exacerbated during periods of market illiquidity.

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

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India (SEBI) and the stock exchanges are responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

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

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2010	US$	28.2	US$	11.9	1,915,617
2011		38.3		25.3	1,387,241
2012		36.8		24.5	1,031,409
2013
First Quarter		35.2		27.3	772,802
Second Quarter		37.8		31.9	602,990
Third Quarter		43.0		36.1	659,050
Fourth Quarter		42.1		36.2	762,960
2014
First Quarter		43.8		33.9	697,025
Second Quarter		38.1		26.6	988,822
Third Quarter		36.8		31.4	955,484
Fourth Quarter		41.1		30.6	1,165,008
Most Recent Six Months
January 2014		35.6		30.7	959,305
February 2014		34.3		30.6	793,484
March 2014		41.1		32.8	1,706,852
April 2014		41.7		39.3	1,091,419
May 2014		47.3		39.7	1,364,076
June 2014		48.8		45.5	860,829
July 1, 2014 to July 18, 2014		49.8		46.1	900,169

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

The closing price for our ADSs on the NYSE was US$ 48.3 per ADS on July 18, 2014.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the National Stock Exchange;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars; and

•	the average daily trading volume for our equity shares on the National Stock Exchange.

	Price per equity share		Price per equity share				Average daily equity share trading volume
	High	Low	High		Low
Fiscal Year
2010	Rs.393.1	Rs.200.0	US$	6.6	US$	3.3	5,339,359
2011	500.2	360.8		8.3		6.0	3,911,427
2012	539.9	400.3		9.0		6.7	3,420,299
2013
First Quarter	564.9	482.2		9.4		8.0	2,769,939
Second Quarter	638.9	560.0		10.6		9.3	2,529,868
Third Quarter	705.5	505.1		11.8		8.4	2,269,182
Fourth Quarter	690.0	602.6		11.5		10.0	3,065,430
2014
First Quarter	727.3	613.4		12.1		10.2	2,903,845
Second Quarter	698.1	528.0		11.6		8.8	4,573,191
Third Quarter	717.4	589.4		12.0		9.8	3,029,408
Fourth Quarter	760.8	616.8		12.7		10.3	2,064,502
Most Recent Six Months
January 2014	685.0	625.1		11.4		10.4	2,262,940
February 2014	682.9	616.8		11.4		10.3	1,301,216
March 2014	760.8	662.5		12.7		11.0	2,537,757
April 2014	753.6	707.3		12.6		11.8	2,174,555
May 2014	854.0	711.5		14.2		11.9	3,010,236
June 2014	856.0	793.5		14.3		13.2	1,851,997
July 1, 2014 to July 18, 2014	860.7	807.2		14.3		13.5	1,778,740

Our shareholders, by a special resolution on July 6, 2011, approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 effective as of July 16, 2011.

The closing price for our equity shares on the National Stock Exchange was Rs. 832.5 per share on July 18, 2014.

As of March 31, 2014, there were 422,314 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 335 had registered addresses in the United States and held an aggregate of 18,566,267 equity shares representing 0.08% of our shareholders. In our books only, the depositories, J.P. Morgan Chase Bank and Deutsche Bank Trust Company Americas, are the shareholders with respect to equity shares underlying ADSs and GDRs.

Upon our acquisition of CBoP in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2014, there were 22,891,290 GDRs outstanding, representing 11,445,645 shares of the Bank (in the aggregate 0.5% of our paid-up capital).

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

These distributions and payments are required to be deposited into a separate bank account within 5 days of the declaration of such dividend and paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved.

The Companies Act states that any dividends that remain unpaid or unclaimed after that period are to be transferred to a special bank account. Any money that remains unclaimed for seven years from the date of the transfer is to be transferred by us to a fund, called the Investor Education and Protection Fund, created by the Government of India.

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings calculated under Indian GAAP, the Companies Act permits our board of directors, subject to the approval of our shareholders, to distribute to the shareholders, in the form of fully paid-up bonus equity shares, an amount transferred from the company’s free reserves, securities premium account or the capital redemption reserve account. These bonus equity shares must be distributed to shareholders in proportion to the number of equity shares owned by them.

Bonus shares can only be issued if the company has not defaulted in payments of statutory dues or principal/interest payments on fixed deposits or debt securities issued by it. Bonus shares must not be issued in lieu of dividend.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within six months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of a shareholder or shareholders holding on the date of the request at least 10% of our paid up capital. A general meeting is generally convened by our company secretary in accordance with a resolution of the board of directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received from 95% of the members entitled to vote. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting.

The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our board of directors.

Voting Rights

A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. However, under the Indian Banking Regulation Act, on poll, a shareholder cannot exercise voting rights in excess of 10% of the total voting rights of all shareholders. The Banking Regulation Act, 1949 has been amended with effect from January 18, 2013 to provide that the RBI would have the power to increase the limit on voting rights from 10% to 26% in a phased manner. The RBI has not increased the cap as on March 31, 2014.

Unless a poll is demanded by a shareholder or ordered by the chairman, resolutions are adopted at a general meeting by a majority of the shareholders having voting rights present or represented. Unless the Articles provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as on the date of the meeting is not more than one thousand; (b) fifteen members present (in person or by proxy) if the number of members as on the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as on the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A listed company intending to pass a resolution relating to certain specified matters (such as alteration of its organizational documents, change in registered office issuing of shares with different voting or dividend rights and a buy-back of shares) is required to obtain the consent of shareholders by means of a postal ballot instead of by way of a resolution passed in a general meeting. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefore and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings or through postal ballot by voting through e-voting facilities.

In accordance with the listing requirements of the Indian Stock Exchanges, arrangements were also made for facilitating electronic voting (e-voting) in case members were not in a position to attend the previous Annual General Meeting held on June 25, 2014. ADS holders have no voting rights with respect to the deposited shares. See “Description of American Depositary Shares—Voting Rights”.

Annual Report

At least 21 days before an annual general meeting, we must circulate either a detailed or abridged version of our Indian GAAP audited financial accounts, together with the Directors’ Report and the Auditor’s Report, to the shareholders along with a notice convening the annual general meeting. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account. The above-mentioned documents must also be made available for inspection at its registered office during working hours for a period of 21 days before the date of the annual general meeting. A statement containing the salient features of these documents in a prescribed manner (or copies of these documents) is required to be sent to every member of the company and to every debenture trustee at least 21 days before the date of the annual general meeting. Under the Companies Act, we must file with the Registrar of Companies our Indian GAAP balance sheet and profit and loss account within 30 days of the conclusion of the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

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

SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositaries Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant. Upon delivery, the equity shares shall be registered in the name of the relevant depositary on our books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be done through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.

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

Disclosure of Ownership Interest

The provisions of the Companies Act generally require beneficial owners of equity shares of Indian companies that are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether these provisions apply to holders of an Indian company’s ADSs, investors who exchange ADSs for equity shares are subject to this provision. Failure to comply with these provisions would not affect the obligation of a company to register a transfer of equity shares or to pay any dividends to the registered holder of any equity shares in respect of which this declaration has not been made, but any person who fails to make the required declaration may be liable for an initial fine of up to Rs. 50,000 coupled with a further fine of up to Rs. 1,000 for each day this failure continues. However, under the Banking Regulation Act, a registered holder of any equity shares, except in certain conditions, shall not be liable to any suit or proceeding on the ground that the title to those equity shares vests in another person.

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

There can be no assurance that the equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The position regarding participation of ADS holders in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the buy-back.

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

Takeover Code and Listing Agreements

Under the Securities and Exchange Board of India (Substantial Acquisitions of Shares & Takeovers) Regulations, 2011, as amended (the “Takeover Code”), upon the acquisition of shares which taken together with the shares/voting rights already held aggregates 5% or more of the outstanding shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of such company are listed. Such notification is also required when a person holds 5% or more of the outstanding shares or voting rights in a target company and there is a change in his holding either due to purchase or disposal of shares of 2% or more of the outstanding shares/voting rights in the target company or if such change results in shareholding falling below 5%, if there has been a change from the previous disclosure.

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

The table below sets forth the expenses that the Depository reimbursed to us during fiscal 2014.

Category	Amount reimbursed
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	3,821,333.1

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

	Dividend per equity share			Total amount of dividends declared
				(in millions)
Relating to Fiscal Year
2010	Rs. 2.40	US$	0.040	Rs. 5,492.9	US$	91.5
2011	3.30		0.055	7,676.2		127.9
2012	4.30		0.072	10,090.8		168.2
2013	5.50		0.092	13,090.8		218.2
2014	6.85		0.114	16,433.5		273.9

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

We pay a 15.0% direct tax in respect of dividends paid by us. In addition, we pay a 10.0% surcharge on 15.0% direct tax and an add-on education cess at the rate of 3.0% of the total dividend distribution tax and surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied.

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

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2012, 2013 and 2014 and the selected balance sheet data as of March 31, 2013 and 2014 are derived from our audited financial statements included in this report together with the report of Deloitte Haskins & Sells LLP, independent registered public accounting firm. Our selected balance sheet data as of March 31, 2010, March 31, 2011, March 31, 2012 and selected income data for the fiscal years ended March 31, 2010 and March 31, 2011 are derived from our audited financial statements not included in this report. For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2014 have been translated into U.S. dollars at the rate on such date of Rs. 60.00 per US$1.00.

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

	Year ended March 31,
	2010		2011		2012		2013		2014		2014
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	158,651.3	Rs.	202,252.0	Rs.	277,540.0	Rs.	353,878.5	Rs.	422,211.3	US$	7,036.9
Interest expense		77,720.0		93,849.7		151,148.0		196,802.0		229,639.2		3,827.3
Net interest revenue		80,931.3		108,402.3		126,392.0		157,076.5		192,572.1		3,209.6
Provisions for credit losses		18,193.9		9,621.9		7,837.3		12,688.0		17,428.1		290.5
Net interest revenue after provisions for credit losses		62,737.4		98,780.4		118,554.7		144,388.5		175,144.0		2,919.1
Non-interest revenue, net		42,899.7		46,815.4		52,595.5		65,177.4		70,834.5		1,180.5
Net revenue		105,637.1		145,595.8		171,150.2		209,565.9		245,978.5		4,099.6
Non-interest expense		68,410.9		82,370.2		97,313.5		117,591.1		124,228.1		2,070.4
Income before income tax expense		37,226.2		63,225.6		73,836.7		91,974.8		121,750.4		2,029.2
Income tax expense		12,338.4		21,698.3		23,828.7		29,840.1		42,304.2		705.1
Net income before noncontrolling interest		24,887.8		41,527.3		50,008.0		62,134.7		79,446.2		1,324.1
Less: Net income attributable to noncontrolling interest		317.1		330.4		224.6		315.3		126.5		2.1
Net income attributable to HDFC Bank Limited	Rs.	24,570.7	Rs.	41,196.9	Rs.	49,783.4	Rs.	61,819.4	Rs.	79,319.7	US$	1,322.0
Per equity share data:
Earnings per equity share, basic	Rs.	11.26	Rs.	17.84	Rs.	21.30	Rs.	26.18	Rs.	33.18	US$	0.55
Earnings per equity share, diluted		11.12		17.59		21.12		25.91		32.94		0.54
Dividends per share		2.40		3.30		4.30		5.50		6.85		0.11
Book value(1)		133.52		148.96		168.34		196.89		221.71		3.70
Equity share data:
Equity shares outstanding at end of period		2,288.7		2,326.1		2,346.7		2,379.4		2,399.1		2,399.1
Weighted average equity shares outstanding—basic		2,182.0		2,309.0		2,336.7		2,361.0		2,390.3		2,390.3
Weighted average equity shares outstanding—diluted		2,209.0		2,341.9		2,357.3		2,386.1		2,408.1		2,408.1
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		33.78		53.52		63.90		78.54		99.54		1.65
Earnings per ADS—diluted		33.36		52.77		63.36		77.73		98.82		1.62

	As of March 31,
	2010		2011		2012		2013		2014		2014
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	297,558.5	Rs.	288,902.1	Rs.	188,043.0	Rs.	218,740.2	Rs.	370,835.2	US$	6,180.6
Term placements(2)		58,166.3		102,049.4		150,096.5		199,265.7		176,481.7		2,941.4
Loans, net of allowance		1,297,180.4		1,622,856.0		2,006,374.3		2,504,551.6		3,185,648.1		53,094.1
Investments:
Investments held for trading		28,158.8		38,216.9		77,043.4		87,383.5		65,077.9		1,084.6
Investments available for sale		481,398.8		628,704.9		807,080.4		1,018,071.5		908,824.3		15,147.1
Investments held to maturity(3)		—		—		—		—		—		—
Total		509,557.6		666,921.8		884,123.8		1,105,455.0		973,902.2		16,231.7
Total assets	Rs.	2,416,520.4	Rs.	2,920,236.3	Rs.	3,571,155.7	Rs.	4,370,906.1	Rs.	5,125,407.3	US$	85,423.5
Long-term debt		75,854.4		93,287.2		178,366.6		295,219.7		395,208.6		6,586.8
Short-term borrowings		98,165.0		76,686.7		112,642.8		145,617.2		150,775.5		2,512.9
Total deposits		1,672,400.3		2,082,129.0		2,465,049.6		2,960,533.9		3,670,000.1		61,166.7
Of which:
Interest-bearing deposits		1,301,046.0		1,619,283.6		2,012,057.9		2,438,262.0		3,057,154.5		50,952.6
Non-interest bearing deposits		371,354.3		462,845.4		452,991.7		522,271.9		612,845.6		10,214.1
Total liabilities		2,110,066.2		2,572,406.5		3,174,563.0		3,900,528.2		4,592,406.6		76,540.2
Noncontrolling interest		872.5		1,338.1		1,537.5		1,903.6		1,094.0		18.2
HDFC Bank Limited shareholders’ equity		305,581.7		346,491.7		395,055.2		468,474.3		531,906.7		8,865.1
Total liabilities and shareholders’ equity	Rs.	2,416,520.4	Rs.	2,920,236.3	Rs.	3,571,155.7	Rs.	4,370,906.1	Rs.	5,125,407.3	US$	85,423.5

	Year ended March 31,
	2010		2011		2012		2013		2014		2014
	(in millions)
Period average(4)
Interest-earning assets	Rs.	1,756,963.3	Rs.	2,237,281.0	Rs.	2,746,339.2	Rs.	3,403,617.4	Rs.	4,110,169.4	US$	68,502.8
Loans, net of allowance		1,106,474.4		1,507,942.8		1,854,364.2		2,328,320.6		2,839,477.7		47,324.6
Total assets		2,095,543.0		2,585,236.0		3,097,162.6		3,774,632.3		4,505,119.5		75,085.3
Interest-bearing deposits		1,202,813.6		1,504,552.3		1,825,018.8		2,245,452.4		2,737,895.6		45,631.6
Non-interest bearing deposits		295,675.6		361,184.3		390,682.9		414,590.2		448,165.2		7,469.4
Total deposits		1,498,489.2		1,865,736.6		2,215,701.7		2,660,042.6		3,186,060.8		53,101.0
Interest-bearing liabilities		1,325,841.7		1,707,823.0		2,168,714.2		2,721,847.0		3,362,570.1		56,042.8
Long-term debt		72,433.5		101,241.4		148,201.6		234,489.1		296,782.8		4,946.4
Short-term borrowings		50,594.6		102,029.3		195,493.8		241,905.5		327,891.7		5,464.9
Total liabilities		1,825,399.3		2,265,574.5		2,722,648.3		3,338,592.5		3,997,363.1		66,622.7
Total shareholders’ equity		270,143.7		319,661.5		374,514.3		436,039.8		507,756.4		8,462.6

	As of or for the year ended March 31,
	2010	2011	2012	2013	2014
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.2	1.6	1.6	1.6	1.8
Average total shareholders’ equity	9.1	12.9	13.3	14.2	15.6
Dividend payout ratio(5)	22.4	18.6	20.3	21.2	20.7
Spread(6)	4.2	4.5	4.2	4.1	4.2
Net interest margin(7)	4.6	4.8	4.6	4.6	4.7
Cost-to-net revenue ratio(8)	64.8	56.6	56.9	56.1	50.5
Cost-to-average assets ratio(9)	3.3	3.2	3.1	3.1	2.8
Capital:
Total capital adequacy ratio(10)	17.44	16.22	16.52	16.80	16.07	*
Tier 1 capital adequacy ratio(10)	13.26	12.23	11.60	11.08	11.77	*
Tier 2 capital adequacy ratio(10)	4.18	3.99	4.92	5.72	4.30	*
Average total shareholders’ equity as a percentage of average total assets	12.9	12.4	12.1	11.6	11.3
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(11)	1.5	1.2	0.9	0.8	1.2
Net non-performing customer assets as a percentage of net customer assets(11)	0.4	0.3	0.2	0.2	0.6
Total allowance for credit losses as a percentage of gross non-performing credit assets	123.3	125.3	146.6	159.4	143.5

1)	Represents the difference between total assets and total liabilities, excluding noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.
2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
3)	Under Indian GAAP, a transfer from an HTM portfolio to an AFS portfolio is permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP.
4)	Average balances are the average of daily outstanding amounts. Average figures are unaudited.
5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy.”
6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities includes non-interest bearing current accounts.
7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
9)	Represents the ratio of non-interest expense to average total assets.
10)	Tier 1 and Tier 2 capital adequacy ratios are computed as per Basel II/*Basel III Capital Regulations. See “Supervision and Regulation.”
11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2012					2013					2014
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents	Rs.	11,730.2	Rs.	576.7	4.9%	Rs.	20,848.9	Rs.	1,222.3	5.9%	Rs.	48,915.8	Rs.	1,699.8	3.5%
Term placements		119,812.5		5,970.4	5.0		160,690.5		8,591.5	5.3		179,718.7		10,375.7	5.8
Investments available for sale:
Tax free(1)		6,986.6		1,930.7	27.6		17,747.3		1,338.3	7.5		12,843.3		537.7	4.2
Taxable		704,231.2		54,690.3	7.8		815,225.5		65,215.9	8.0		962,233.5		76,959.4	8.0
Investments held to maturity		—		—	—		—		—	—		—		—	—
Investments held for trading		49,214.5		4,056.2	8.2		60,784.6		5,780.0	9.5		66,980.4		5,883.4	8.8
Loans, net:
Retail loans		1,094,555.1		140,535.9	12.8		1,499,163.5		189,571.3	12.6		1,884,500.8		233,307.2	12.4
Wholesale loans		759,809.1		69,779.8	9.2		829,157.1		82,159.2	9.9		954,976.9		93,448.1	9.8
Total interest-earning assets:	Rs.	2,746,339.2	Rs.	277,540.0	10.1%	Rs.	3,403,617.4	Rs.	353,878.5	10.4%	Rs.	4,110,169.4	Rs.	422,211.3	10.3%
Non-interest-earning assets:
Cash		182,544.0					174,638.0					178,960.0
Property and equipment		23,068.4					26,365.1					30,529.7
Other assets		145,211.0					170,011.8					185,460.4
Total non-interest earning assets		350,823.4					371,014.9					394,950.1
Total assets	Rs.	3,097,162.6	Rs.	277,540.0	9.0%	Rs.	3,774,632.3	Rs.	353,878.5	9.4%	Rs.	4,505,119.5	Rs.	422,211.3	9.4%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	657,063.0	Rs.	26,024.6	4.0%	Rs.	764,180.0	Rs.	30,432.0	4.0%	Rs.	893,648.0	Rs.	35,653.9	4.0%
Time deposits		1,167,955.8		100,758.5	8.6		1,481,272.4		132,660.7	9.0		1,844,247.6		151,920.8	8.2
Short-term borrowings(2)		195,493.8		12,376.4	6.3		241,905.5		14,152.4	5.9		327,891.7		18,087.9	5.5
Long-term debt		148,201.6		11,988.5	8.1		234,489.1		19,556.9	8.3		296,782.8		23,976.6	8.1
Total interest-bearing liabilities	Rs.	2,168,714.2	Rs.	151,148.0	7.0%	Rs.	2,721,847.0	Rs.	196,802.0	7.2%	Rs.	3,362,570.1	Rs.	229,639.2	6.8%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		390,682.9					414,590.2					448,165.2
Other liabilities		163,251.2					202,155.3					186,627.8
Total non-interest-bearing liabilities		553,934.1					616,745.5					634,793.0
Total liabilities	Rs.	2,722,648.3	Rs.	151,148.0	5.6%	Rs.	3,338,592.5	Rs.	196,802.0	5.9%	Rs.	3,997,363.1	Rs.	229,639.2	5.7%
Total shareholders’ equity		374,514.3					436,039.8					507,756.4
Total liabilities and shareholders’ equity	Rs.	3,097,162.6	Rs.	151,148.0	4.9%	Rs.	3,774,632.3	Rs.	196,802.0	5.2%	Rs.	4,505,119.5	Rs.	229,639.2	5.1%

1)	Yields on tax free securities are not on a tax equivalent basis.
2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense: Volume and Rate

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average volume and average rate.

	Fiscal 2013 vs. Fiscal 2012 Increase (decrease)(1) due to						Fiscal 2014 vs. Fiscal 2013 Increase (decrease)(1) due to
	Net change		Change in Average volume		Change in average rate		Net change		Change in Average volume		Change in average rate
					(in millions)
Interest revenue:
Cash equivalents	Rs.	645.6	Rs.	448.3	Rs.	197.3	Rs.	477.5	Rs.	1,645.5	Rs.	(1,168.0)
Term placements		2,621.1		2,037.0		584.1		1,784.2		1,017.4		766.8
Investments available for sale:
Tax free		(592.4)		2,973.7		(3,566.1)		(800.6)		(369.8)		(430.8)
Taxable		10,525.6		8,619.8		1,905.8		11,743.5		11,760.3		(16.8)
Investments held to maturity		—		—		—		—		—		—
Investments held for trading		1,723.8		953.6		770.2		103.4		589.2		(485.8)
Loans, net:
Retail loans		49,035.4		51,949.9		(2,914.5)		43,735.9		48,726.4		(4,990.5)
Wholesale loans		12,379.4		6,368.8		6,010.6		11,288.9		12,467.2		(1,178.3)
Total interest-earning assets	Rs.	76,338.5	Rs.	73,351.1	Rs.	2,987.4	Rs.	68,332.8	Rs.	75,836.2	Rs.	(7,503.4)
Interest expense:
Savings account deposits	Rs.	4,407.4	Rs.	4,242.6	Rs.	164.8	Rs.	5,221.9	Rs.	5,221.9	Rs.	—
Time deposits		31,902.2		27,029.5		4,872.7		19,260.1		32,507.6		(13,247.5)
Short-term borrowings		1,776.0		2,938.3		(1,162.3)		3,935.5		5,030.5		(1,095.0)
Long-term debt		7,568.4		6,980.1		588.3		4,419.7		5,195.4		(775.7)
Total interest-bearing liabilities	Rs.	45,654.0	Rs.	41,190.5	Rs.	4,463.5	Rs.	32,837.2	Rs.	47,955.4	Rs.	(15,118.2)
Net interest revenue	Rs.	30,684.5	Rs.	32,160.6	Rs.	(1,476.1)	Rs.	35,495.6	Rs.	27,880.8	Rs.	7,614.8

1)	The changes in net interest revenue between periods have been reflected as attributed either to volume or rate changes. For purposes of this table, changes which are due to both volume and rate have been allocated solely to changes in rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2012		2013		2014
	(in millions, except percentages)
Interest revenue	Rs.	277,540.0	Rs.	353,878.5	Rs.	422,211.3
Average interest-earning assets		2,746,339.2		3,403,617.4		4,110,169.4
Interest expense		151,148.0		196,802.0		229,639.2
Average interest-bearing liabilities		2,168,714.2		2,721,847.0		3,362,570.1
Average total assets		3,097,162.6		3,774,632.3		4,505,119.5
Average interest-earning assets as a percentage of average total assets		88.7%		90.2%		91.2%
Average interest-bearing liabilities as a percentage of average total assets		70.0%		72.1%		74.6%
Average interest-earning assets as a percentage of average interest-bearing liabilities		126.6%		125.0%		122.2%
Yield		10.1%		10.4%		10.3%
Cost of funds(1)		5.6%		5.9%		5.7%
Spread(2)		4.2%		4.1%		4.2%
Net interest margin(3)		4.6%		4.6%		4.7%

1)	Excludes total shareholders’ equity.
2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts.
3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Returns on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2012		2013		2014
	(in millions, except percentages)
Net income	Rs.	49,783.4	Rs.	61,819.4	Rs.	79,319.7
Average total assets		3,097,162.6		3,774,632.3		4,505,119.5
Average total shareholders’ equity		374,514.3		436,039.8		507,756.4
Net income as a percentage of average total assets		1.6%		1.6%		1.8%
Net income as a percentage of average total shareholders’ equity		13.3%		14.2%		15.6%
Average total shareholders’ equity as a percentage of average total assets		12.1%		11.6%		11.3%
Dividend payout-ratio		20.3%		21.2%		20.7%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2012								2013								2014
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair Value
	(in millions)
Government securities	Rs.	764,519.0	Rs.	505.2	Rs.	12,433.9	Rs.	752,590.3	Rs.	924,935.5	Rs.	2,665.6	Rs.	3,539.1	Rs.	924,062.0	Rs.	839,410.1	Rs.	919.1	Rs.	19,763.4	Rs.	820,565.8
Other debt securities		40,376.1		106.3		108.6		40,373.8		69,015.1		181.6		27.2		69,169.5		70,902.1		244.8		32.8		71,114.1
Total debt securities (1)	Rs.	804,895.1	Rs.	611.5	Rs.	12,542.5	Rs.	792,964.1	Rs.	993,950.6	Rs.	2,847.2	Rs.	3,566.3	Rs.	993,231.5	Rs.	910,312.2	Rs.	1,163.9	Rs.	19,796.2	Rs.	891,679.9
Non-debt securities (2)		13,137.3		985.3		6.3		14,116.3		23,837.4		1,148.8		146.2		24,840.0		16,972.7		585.9		414.2		17,144.4
Total	Rs.	818,032.4	Rs.	1,596.8	Rs.	12,548.8	Rs.	807,080.4	Rs.	1,017,788.0	Rs.	3,996.0	Rs.	3,712.5	Rs.	1,018,071.5	Rs.	927,284.9	Rs.	1,749.8	Rs.	20,210.4	Rs.	908,824.3

(1)	Excludes asset and mortgage-backed securities.
(2)	Includes asset and mortgage-backed securities.

Held to Maturity Investments

As of March 31, 2012, 2013 and 2014, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2012								2013								2014
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Government securities	Rs.	51,194.4	Rs.	18.2	Rs.	195.2	Rs.	51,017.4	Rs.	63,468.6	Rs.	134.7	Rs.	58.5	Rs.	63,544.8	Rs.	56,409.0	Rs.	3.5	Rs.	191.1	Rs.	56,221.4
Other debt securities		25,987.0		46.9		7.9		26,026.0		13,856.2		11.7		59.1		13,808.8		8,874.2		11.7		55.2		8,830.7
Total debt securities	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4	Rs.	77,324.8	Rs.	146.4	Rs.	117.6	Rs.	77,353.6	Rs.	65,283.2	Rs.	15.2	Rs.	246.3	Rs.	65,052.1
Non-debt securities		—		—		—		—		10,029.9		—		—		10,029.9		25.2		0.7		0.1		25.8
Total	Rs.	77,181.4	Rs.	65.1	Rs.	203.1	Rs.	77,043.4	Rs.	87,354.7	Rs.	146.4	Rs.	117.6	Rs.	87,383.5	Rs.	65,308.4	Rs.	15.9	Rs.	246.4	Rs.	65,077.9

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2014
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	140,134.5	8.5%	Rs.	358,933.2	8.4%	Rs.	207,711.1	9.2%	Rs.	113,787.0	9.1%
Other debt securities		48,494.9	9.7		13,134.8	6.1		9,484.4	9.6		—	—
Total debt securities, fair value	Rs.	188,629.4	8.8%	Rs.	372,068.0	8.4%	Rs.	217,195.5	9.2%	Rs.	113,787.0	9.1%
Total amortized cost	Rs.	188,792.2		Rs.	378,302.4		Rs.	227,761.2		Rs.	115,456.4

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were approximately 78% of total deposits as of March 31, 2014 as compared to 75% as of March 31, 2013. Wholesale banking deposits represented approximately 22% of total deposits as of March 31, 2014 and 25% as of March 31, 2013.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 4.0% in fiscal 2012, 4.0% in fiscal 2013 and 4.0% in fiscal 2014. The average cost of time deposits was 8.6% in fiscal 2012, 9.0% in fiscal 2013 and 8.2% in fiscal 2014. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2012			2013			2014
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	390,682.9	17.6%	Rs.	414,590.2	15.6%	Rs.	448,165.2	14.1%
Savings deposits		657,063.0	29.7		764,180.0	28.7		893,648.0	28.0
Time deposits		1,167,955.8	52.7		1,481,272.4	55.7		1,844,247.6	57.9
Total	Rs.	2,215,701.7	100.0%	Rs.	2,660,042.6	100.0%	Rs.	3,186,060.8	100.0%

As of March 31, 2014, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

At March 31, 2014
	Up to three months	Three to six months	Six to twelve months	More than one year
(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.493,861.2	Rs.363,660.8	Rs.455,875.5	Rs.559,408.6

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2012		2013		2014
	(in millions, except percentages)
Period end	Rs.	182,642.8	Rs.	350,617.2	Rs.	150,775.5
Average balance during the period	Rs.	195,493.8	Rs.	241,905.5	Rs.	327,891.7
Maximum outstanding	Rs.	402,246.2	Rs.	508,131.8	Rs.	549,576.7
Average interest rate during the period(1)		6.3%		5.9%		5.5%
Average interest rate at period end(2)		6.1%		6.6%		3.3%

1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2012, 2013 and 2014.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 1 or Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2014 are Rs. 132.58 billion (previous year: Rs. 130.28 billion), Rs. 40.15 billion (previous year: Rs. 39.59 billion), and Rs. 2.00 billion (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Lower Tier II	INR	2003-04	2017-18	13.3	6.00	—	—	0.05
Lower Tier II	INR	2003-04	2014-15	10.3	5.90	—	—	3.95
Lower Tier II	INR	2004-05	2014-15	9.9	7.05	—	—	0.15
Lower Tier II	INR	2004-05	2014-15	9.3	8.75	—	—	0.04
Lower Tier II	INR	2005-06	2015-16	9.5	7.50	—	—	4.14
Lower Tier II	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier II	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier II	INR	2005-06	2015-16	9.9	8.60	—	—	3.00
Lower Tier II	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Lower Tier II	INR	2006-07	2016-17	10.0	9.10	—	—	2.41
Lower Tier II	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
Lower Tier II	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Lower Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
Lower Tier II	INR	2012-13	2027-28	15.0	9.45	2022-23	—	34.77
Lower Tier II	INR	2012-13	2022-23	10.0	8.95	2017-18	—	5.65
Lower Tier II	INR	2012-13	2022-23	10.0	9.10	2017-18	—	14.05
Lower Tier II	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Lower Tier II	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
Lower Tier II	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
Lower Tier II	INR	2013-14	2023-24	10.0	10.20	—	—	1.00
Lower Tier II	INR	2013-14	2023-24	10.0	10.05	—	—	0.50
Lower Tier II	INR	2013-14	2023-24	10.0	10.19	—	—	0.80
Upper Tier II	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	8.95	2016-17	9.70	0.36
Upper Tier II	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	LIBOR+2.2	5.99
Upper Tier II	INR	2007-08	2022-23	15.0	10.84	2017-18	5 Year GSec Yield+3.5	1.00
Upper Tier II	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Upper Tier II	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier II	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Perpetual Bond	INR	2006-07			9.92	2016-17	10.92	2.00

The Upper Tier II U.S. dollar debt depicted in the table above is for an amount of US $100 million raised during fiscal 2007 carrying an interest rate of LIBOR + 1.20%. In the table above, the rupee equivalent is based on the translation rate of Rs. 59.915 = US $1.00. We have a right to redeem certain of the issuances as noted above under “year of call.” If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2014(1)
	0-28 Days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents (2)(3)	238,708.1	9,062.4	12,133.1	4,897.9	264,801.5	62,356.5	2,625.9	41,051.3	370,835.2
Term placements	1,109.8	3,775.1	22,191.2	34,772.7	61,848.8	31,056.7	44,224.9	39,351.3	176,481.7
Investments held for trading(4)	55,566.3	8,079.1	1,407.2	—	65,052.6	—	—	25.3	65,077.9
Investments available for sale(5)(6)	211,327.8	47,404.0	71,637.2	49,880.0	380,249.0	303,877.8	6,609.7	218,087.8	908,824.3
Securities purchased under agreement to resell	55,323.6	1,999.0	—	—	57,322.6	—	—	—	57,322.6
Loans, net(7)(8)	262,261.9	363,350.5	288,079.3	309,020.8	1,222,712.5	1,481,858.1	251,093.3	229,984.2	3,185,648.1
Accrued interest receivable	25,923.5	9,254.5	4,984.1	182.5	40,344.6	5.9	38.0	—	40,388.5
Other assets(13)	17,469.2	2,587.6	—	—	20,056.8	173,261.9	—	—	193,318.7
Total financial assets	867,690.2	445,512.2	400,432.1	398,753.9	2,112,388.4	2,052,416.9	304,591.8	528,499.9	4,997,897.0
Deposits(9)(10)	383,516.8	184,569.6	261,016.7	185,070.1	1,014,173.2	1,671,209.4	93,773.9	890,843.6	3,670,000.1
Debt(11)	32,010.8	59,771.1	52,781.3	42,196.9	186,760.1	161,622.7	98,447.5	99,153.8	545,984.1
Securities sold under repurchase agreements	—	—	—	—	—	—	—	—	—
Other Liabilities(12)(13)	151,731.9	3,427.2	31,575.1	9,761.3	196,495.5	177,824.6	218.5	1,883.8	376,422.4
Total financial liabilities	567,259.5	247,767.9	345,373.1	237,028.3	1,397,428.8	2,010,656.7	192,439.9	991,881.2	4,592,406.6
Asset/liability gap	300,430.7	197,744.3	55,059.0	161,725.6	714,959.6	41,760.2	112,151.9	(463,381.3)	405,490.4
Cumulative gap	300,430.7	498,175.0	553,234.0	714,959.6	714,959.6	756,719.8	868,871.7	405,490.4	405,490.4
Cumulative gap as a percentage of total financial assets	34.6%	37.9%	32.3%	33.8%	33.8%	18.2%	19.4%	8.1%	8.1%

1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
2)	Cash on hand is classified in the “0-28” days category.
3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
4)	Securities in the trading book are classified based on the expected time of realization for such investments. Units of open ended mutual funds, if any, are classified in “0-28” days category.
5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
6)	Shares in the available-for-sale investment portfolio are classified in the “over 5 years” category. Units of open ended mutual funds, if any, are classified in “0-28” days category.
7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
9)	Non-maturity deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
10)	Time deposits under Rs. 50 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
11)	Includes short-term borrowings and long-term debt.
12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.
13)	Other assets and other liabilities are classified under various maturity categories based on historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such other assets and other liabilities.

For further information on how we manage our asset liability risk, see “Business—Market Risk.”

Loan Portfolio and Credit Substitutes

As of March 31, 2014, our gross loan portfolio amounted to Rs. 3,228.3 billion. As of that date, our gross credit substitutes outstanding were Rs. 65.1 billion and represented credit substitutes outstanding. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes.”

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2010		2011		2012		2013		2014
	(in millions)
Retail loans	Rs.	732,984.2	Rs.	980,144.6	Rs.	1,344,966.8	Rs.	1,729,503.7	Rs.	2,188,337.7
Wholesale loans		587,956.8		668,605.7		689,314.4		808,742.1		1,039,923.6
Gross loans	Rs.	1,320,941.0	Rs.	1,648,750.3	Rs.	2,034,281.2	Rs.	2,538,245.8	Rs.	3,228,261.3
Credit substitutes (at fair value)		2,476.3		14,491.1		11,800.5		46,622.6		65,147.1
Gross loans plus credit substitutes	Rs.	1,323,417.3	Rs.	1,663,241.4	Rs.	2,046,081.7	Rs.	2,584,868.4	Rs.	3,293,408.4

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the periods indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2014
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	635,302.6	Rs.	1,358,785.1	Rs.	194,250.0
Wholesale loans		587,409.9		381,381.1		71,132.6
Gross loans	Rs.	1,222,712.5	Rs.	1,740,166.2	Rs.	265,382.6
Credit substitutes (at fair value)		47,275.2		8,492.2		9,379.7
Gross loans plus credit substitutes	Rs.	1,269,987.7	Rs.	1,748,658.4	Rs.	274,762.3

	At March 31, 2014
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	196,599.5	Rs.	739,100.6	Rs.	220,746.6
Fixed rates		1,026,113.0		1,001,065.6		44,636.0
Gross loans	Rs.	1,222,712.5	Rs.	1,740,166.2	Rs.	265,382.6
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		47,275.2		8,492.2		9,379.7
Gross credit substitutes	Rs.	47,275.2	Rs.	8,492.2	Rs.	9,379.7
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	196,599.5	Rs.	739,100.6	Rs.	220,746.6
Fixed rates		1,073,388.2		1,009,557.8		54,015.7
Gross loans and credit substitutes	Rs.	1,269,987.7	Rs.	1,748,658.4	Rs.	274,762.3

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

	At March 31,
	2010			2011			2012			2013			2014
	(in millions, except percentages)
Wholesale Trade	Rs.	46,003.6	3.5%	Rs.	68,948.3	4.1%	Rs.	110,828.9	5.4%	Rs.	178,552.2	6.9%	Rs.	235,811.8	7.2%
Activities allied to agriculture		31,493.6	2.4		49,024.3	2.9		45,591.8	2.2		—	—		155,559.1	4.7
Land transport		59,080.3	4.5		91,140.0	5.5		129,736.4	6.3		157,938.8	6.1		150,177.4	4.6
Automobile & Auto Ancillary		73,833.6	5.6		79,226.6	4.8		70,175.3	3.4		109,667.7	4.2		150,954.5	4.6
Food & Beverage		—	—		34,458.0	2.1		46,444.1	2.3		70,405.2	2.7		100,588.6	3.1
Services		—	—		—	—		—	—		73,757.3	2.9		96,580.6	2.9
Retail trade		—	—		38,203.9	2.3		52,373.5	2.6		71,102.3	2.8		90,086.2	2.7
Iron & Steel		—	—		39,203.3	2.4		—	—		53,229.3	2.1		85,283.2	2.6
Non-Banking Financial Companies /Financial Intermediaries		53,802.5	4.1		56,852.9	3.3		52,596.5	2.6		58,346.2	2.3		80,993.0	2.5
Power		—	—		36,646.8	2.2		44,135.9	2.2		—	—		72,469.7	2.2
Coal & Petroleum Products		—	—		—	—		—	—		—	—		69,725.4	2.1
Real Estate & Property Services		27,051.3	2.0		39,964.8	2.4		47,422.1	2.3		—	—		—	—
Banks & Financial Institutions		37,590.1	2.8		45,070.1	2.7		—	—		—	—		—	—
Fertilizers		54,830.1	4.1		34,157.5	2.1		—	—		—	—		—	—
Housing Finance Companies		35,697.6	2.7		—	—		—	—		—	—		—	—
Others (including unclassified retail)		904,034.6	68.3		1,050,344.9	63.2		1,446,777.2	70.7		1,811,869.4	70.0		2,005,178.9	60.8
Total	Rs.	1,323,417.3	100.0%	Rs.	1,663,241.4	100.0%	Rs.	2,046,081.7	100.0%	Rs.	2,584,868.4	100.0%	Rs.	3,293,408.4	100.0%

As of March 31, 2014, our 10 largest exposures totaled approximately Rs. 496.7 billion and represented 96.6% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 38.3% of our capital funds as on March 31, 2014 as per RBI guidelines.

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

We are required to comply with the priority sector lending (PSL) requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. We have met our overall priority sector lending targets of 40% and our total PSL achievement for fiscal 2014 stood at 46.06%. However, agricultural loans made under the ‘direct’ category were 12.2% of ANBC, against the requirement of 13.5%, with a shortfall of Rs. 29.03 billion, and advances to sections termed “weaker” by the RBI were 6.25% against the requirement of 10.0%, with a shortfall of Rs. 83.97 billion. We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in certain sub-categories of priority sector lending targets. As of March 31, 2014, our total investments as directed by RBI in such deposits were Rs. 151.19 billion yielding returns ranging from 3% to 8.25%.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	As of March 31,
	2010		2011		2012		2013		2014
	(in millions)
Directed lending:
Agriculture	Rs.	155,383.0	Rs.	204,506.2	Rs.	246,506.4	Rs.	291,689.2	Rs.	324,173.2
Micro and small enterprises		181,739.6		222,933.8		248,497.9		296,012.3		363,485.8
Other		107,206.0		123,550.0		148,296.9		184,872.3		214,786.0
Total directed lending	Rs.	444,328.6	Rs.	550,990.0	Rs.	643,301.2	Rs.	772,573.8	Rs.	902,445.0

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

As of March 31, 2014, our gross non-performing loans as a percentage of gross loan assets were 0.9 % and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets were 0.3%. As of March 31, 2014, 15.8% of non-performing loans were unsecured and unsecured non-performing loans were 0.7% of gross unsecured loans. Our valuation allowances, excluding unallocated allowances were 69.6% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. Most of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.4% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31,
	2010		2011		2012		2013		2014
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	13,038.0	Rs.	11,159.5	Rs.	11,311.3	Rs.	14,579.1	Rs.	20,928.3
Wholesale loans		6,224.9		9,502.9		7,723.6		6,553.0		8,758.2
Gross non-performing loans	Rs.	19,262.9	Rs.	20,662.4	Rs.	19,034.9	Rs.	21,132.1	Rs.	29,686.5
Specific valuation allowances	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2
Unallocated valuation allowances		9,940.3		9,804.5		12,590.2		17,227.3		21,964.0
Non-performing loans net of specific valuation allowance		5,442.6		4,572.6		3,718.2		4,665.2		9,037.3
Gross loan assets		1,320,941.0		1,648,750.3		2,034,281.2		2,538,245.8		3,228,261.3
Net loan assets	Rs.	1,297,180.4	Rs.	1,622,856.0	Rs.	2,006,374.3	Rs.	2,504,551.6	Rs.	3,185,648.1
Gross non-performing loans as a percentage of gross loans		1.5%		1.3%		0.9%		0.8%		0.9%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		25.5%		16.0%		14.4%		15.2%		15.8%
Unsecured non-performing loans as a percentage of gross unsecured loans.		1.4%		0.9%		0.6%		0.6%		0.7%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.4%		0.3%		0.2%		0.2%		0.3%
Specific valuation allowance as a percentage of gross non-performing loans		71.7%		77.9%		80.5%		77.9%		69.6%
Total valuation allowance as a percentage of gross non-performing loans		123.3%		125.3%		146.6%		159.4%		143.5%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2010		2011		2012		2013		2014
	(in millions)
Performing	Rs.	1,301,678.1	Rs.	1,628,087.9	Rs.	2,015,246.3	Rs.	2,517,113.7	Rs.	3,198,574.8
Non-performing or impaired:
On accrual status		1,078.5		3,938.0		624.4		253.3		271.8
On non-accrual status		18,184.4		16,724.4		18,410.5		20,878.8		29,414.7
Total non-performing or impaired		19,262.9		20,662.4		19,034.9		21,132.1		29,686.5
Total	Rs.	1,320,941.0	Rs.	1,648,750.3	Rs.	2,034,281.2	Rs.	2,538,245.8	Rs.	3,228,261.3

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

	2010					2011				2012				2013				2014
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans	% of loans in industry	Gross Loans		Non performing loans	% of loans in industry	Gross Loans		Non performing loans	% of loans in industry	Gross Loans		Non performing loans	% of loans in industry
	(Rupees in millions, except percentages)
Information Technology	Rs.	—	Rs.	—	—%	Rs.	—	—	—%	Rs.	11,004.0	529.5	4.8%	Rs.	9,955.8	604.2	6.1%	Rs.	11,922.0	479.8	4.0%
Mining and minerals		4,254.5		1.3	—		7,963.0	505.7	6.4		13,865.0	505.7	3.6		11,103.0	504.4	4.5		16,576.9	504.4	3.0
Paper and paper products		7,210.8		165.3	2.3		6,083.7	156.7	2.6		—	—	—		12,054.3	8.2	0.1		18,449.8	548.4	3.0
Iron and steel		20,337.2		165.4	0.8		39,203.3	207.6	0.5		40,755.1	57.7	0.1		53,229.3	492.6	0.9		82,959.4	1,811.8	2.2
Engineering		21,106.9		118.1	0.6		23,846.4	224.3	0.9		33,487.0	212.3	0.6		42,721.6	557.1	1.3		57,349.9	1,220.3	2.1
Textiles		13,836.8		788.6	5.7		17,285.3	1,410.0	8.2		17,931.2	1,430.5	8.0		28,010.3	918.0	3.3		44,831.6	693.5	1.5
NBFC / Financial Intermediaries		—		—	—		54,241.0	2,147.1	4.0		47,563.0	1,782.7	3.7		35,588.9	1,124.2	3.2		57,796.1	891.4	1.5
Retail advances not otherwise classified		557,204.8		12,179.3	2.2		751,084.6	10,267.8	1.4		996,118.1	10,543.5	1.1		1,170,409.1	13,215.0	1.1		1,365,922.1	18,724.5	1.4
Land transport		59,080.3		858.7	1.5		91,140.0	891.7	1.0		129,736.4	770.4	0.6		157,938.8	1,316.0	0.8		150,177.4	2,077.9	1.4
Gems and jewelry		11,369.0		129.1	1.1		14,714.9	129.1	0.9		28,992.4	134.7	0.5		41,809.8	5.6	—		28,995.5	253.8	0.9
Food processing		23,567.9		801.6	3.4		34,458.0	878.2	2.5		46,444.1	829.9	1.8		69,213.0	571.7	0.8		99,588.0	534.1	0.5
Wholesale Trade		46,003.6		365.7	0.8		68,948.3	728.6	1.1		110,828.9	638.5	0.6		178,552.2	805.8	0.5		235,711.9	780.5	0.3
Miscellaneous industries		46,379.9		115.2	0.2		33,930.2	178.7	0.5		12,242.2	78.5	0.6		38,076.9	97.8	0.3		26,358.9	86.7	0.3
Automobiles and auto ancillary		73,784.3		9.4	—		76,336.1	266.9	0.3		70,078.3	281.8	0.4		105,073.6	254.1	0.2		145,886.7	360.0	0.2
Real Estate & Property Services		27,051.3		18.4	0.1		39,964.8	18.4	—		—	—	—		—	—	—		56,469.4	136.3	0.2
Construction		8,980.0		553.8	6.2		—	—	—		—	—	—		—	—	—		37,164.8	64.0	0.2
Activities allied to agriculture		31,493.6		262.1	0.8		49,024.3	256.6	0.5		45,591.8	166.9	0.4		51,213.7	205.5	0.4		155,559.1	260.1	0.2
Retail Trade		24,882.5		1,887.1	7.6		38,203.9	1,888.0	4.9		52,373.5	269.0	0.5		71,102.3	147.9	0.2		90,086.2	147.9	0.2
Wood & Products		—		—	—		—	—	—		—	—	—		3,716.0	5.7	0.2		3,865.5	5.7	0.1
Chemical and Products		10,455.0		129.1	1.2		—	—	—		—	—	—		27,095.7	74.2	0.3		33,908.0	31.3	0.1
Plastic & Products		2,302.1		9.2	0.4		—	—	—		—	—	—		8,898.3	9.4	0.1		13,402.1	9.2	0.1
Power		—		—	—		—	—	—		44,135.9	48.6	0.1		49,453.9	48.6	0.1		70,980.3	48.6	0.1
Services		—		—	—		32,409.1	21.7	0.1		38,967.0	16.3	—		73,335.2	16.3	—		96,238.8	16.3	0.0
Consumer durables		2,396.8		189.5	7.9		—	—	—		6,324.2	76.7	1.2		9,479.8	76.7	0.8		—	—	—
Telecom		6,376.5		59.2	0.9		14,564.7	59.2	0.4		19,053.5	77.0	0.4		17,239.0	66.1	0.4		—	—	—
Home Finance Companies		35,697.6		73.3	0.2		21,160.6	50.5	0.2		12,167.8	30.1	0.2		14,175.2	5.5	—		—	—	—
Fertilizers		—		—	—		34,157.5	2.4	—		18,764.1	1.9	—		17,431.6	1.5	—		—	—	—
Drugs and pharmaceuticals		14,725.3		383.5	2.6		10,756.5	373.2	3.5		11,878.3	365.2	3.1		—	—	—		—	—	—
Glass and glass products		—		—	—		—	—	—		5,105.8	138.4	2.7		—	—	—		—	—	—
Capital Market Intermediaries		—		—	—		—	—	—		14,519.3	49.1	0.3		—	—	—		—	—	—
Total				19,262.9				20,662.4				19,034.9				21,132.1				29,686.5
Specific allowance for credit losses				13,820.3				16,089.8				15,316.7				16,466.9				20,649.2
Non-performing loans				5,442.6				4,572.6				3,718.2				4,665.2				9,037.3

As of March 31, 2014, our gross non-performing loan as a percentage of gross loans in the respective industries was the highest in Information Technology, Mining & Minerals and Paper and Paper products.

Information Technology

Due to lower industrial growth in some western countries and reduction of information technology (IT) budgets, the order inflow for the Indian IT companies has been slack, thereby affecting their revenues and margins. In relation to us, the problem exposure mainly pertains to a single company which was affected by high leverage and a decrease in margins.

Mining & Minerals

The mining sector in India has been adversely affected by lower international demand for raw materials like iron ore and bauxite, as well as closure of several mines ordered by statutory authorities due to environmental concerns. Our exposure pertains to a single company active in bauxite mining.

Paper and Paper products

The industry has been adversely affected by excess capacity and fall in demand for paper due to decreasing use of paper in all forms of communication.

Top Ten Non-Performing Loans

As of March 31, 2014, we had 271 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 18.5% of our gross non-performing loans and 0.2% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. Only in respect of borrower 3 is the loan collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral) and as of March 31, 2014 the fair value of the collateral and our share thereof exceeds the loan amount outstanding net of allowance for credit losses. Interest payments not being serviced as of fiscal 2014 for all other loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

	As of March 31, 2014
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in collateral value		Currently servicing all interest payments
			(in millions)
Borrower 1	Iron and Steel	Consortium	Rs.	1,279.1	Rs.	—	Rs.	—	No
Borrower 2	Engineering	Multiple		609.0		297.7		362.60	No
Borrower 3	Wholesale Trade	Consortium		599.7		169.3		187.90	No
Borrower 4	Iron and Steel	Multiple		516.3		97.3		117.2	No
Borrower 5	Mining and Minerals	Multiple		504.4		—		—	No
Borrower 6	Food and Beverage	Consortium		476.3		269.6		350.40	No
Borrower 7	Information Technology	Multiple		399.3		—		—	No
Borrower 8	Engineering	Multiple		374.5		61.9		66.90	No
Borrower 9	Paper, Printing and Stationery	Multiple		374.4		97.6		122.30	No
Borrower 10	NBFC / Financial Intermediaries	Multiple		368.6		19.6		24.50	No
			Rs.	5,501.6	Rs.	1,013.0

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2010		2011		2012		2013		2014
	(in millions, except percentages)
Gross restructured loans	Rs.	1,810.0	Rs.	2,123.0	Rs.	4,353.2	Rs.	3,638.5	Rs.	3,382.3
Allowance for credit losses		742.2		1,061.9		3,332.0		3,126.0		2,687.4
Net restructured loan	Rs.	1,067.8	Rs.	1,061.1	Rs.	1,021.2	Rs.	512.5	Rs.	694.9
Gross restructured loans as a percentage of gross non-performing loans		9.4%		10.3%		22.9%		17.2%		11.4%
Net restructured loans as a percentage of net non-performing loans		19.6%		23.2%		27.5%		11.0%		7.7%

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2010		2011		2012		2013		2014
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9
Net allowance for credit losses for the period
Retail		18,147.6		10,480.4		7,781.9		12,710.3		16,815.3
Wholesale		1,436.3		3,634.9		1,674.6		315.9		2,276.1
Less allowances no longer required on account of write-offs		(18,984.2)		(11,845.8)		(10,229.6)		(11,876.0)		(14,909.1)
Specific allowance for credit losses at the end of period	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2
Unallocated allowance for credit losses at the beginning of the period	Rs.	11,330.3	Rs.	9,940.3	Rs.	9,804.5	Rs.	12,590.2	Rs.	17,227.3
Additions during the period		(1,390.0)		(135.8)		2,785.7		4,637.1		4,736.7
Unallocated allowance for credit losses at the end of the period	Rs.	9,940.3	Rs.	9,804.5	Rs.	12,590.2	Rs.	17,227.3	Rs.	21,964.0
Total allowance for credit losses at the beginning of the period	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2
Allowance no longer required on account of write-offs		(18,984.2)		(11,845.8)		(10,229.6)		(11,876.0)		(14,909.1)
Net addition to total allowance for the period charged to expense		18,193.9		13,979.5		12,242.2		17,663.3		23,828.1
Total allowance for credit losses at the end of the period	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2

Movements in our allowances for credit losses charged to expense do not include recoveries against write off cases amounting to Rs. 4,975.3 million and Rs. 6,400.0 million for fiscals 2013 and 2014, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2010		2011		2012		2013		2014
	(in millions)
Wholesale
Allocated	Rs.	4,610.8	Rs.	7,577.5	Rs.	6,433.7	Rs.	5,754.5	Rs.	7,316.1
Unallocated		985.4		1,447.5		1,207.7		2,495.7		2,738.5
Subtotal	Rs.	5,596.2	Rs.	9,025.0	Rs.	7,641.4	Rs.	8,250.2	Rs.	10,054.6
Retail
Allocated		9,209.5		8,512.3		8,883.0		10,712.4		13,333.1
Unallocated		8,954.9		8,357.0		11,382.5		14,731.6		19,225.5
Subtotal	Rs.	18,164.4	Rs.	16,869.3	Rs.	20,265.5	Rs.	25,444.0	Rs.	32,558.6
Allowance for credit losses	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2

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

Our financial condition and results of operations are affected by general economic conditions prevailing in India. It was a challenging year for the Indian economy driven by subdued domestic growth, extreme volatility in the exchange rate and a much higher than expected spike in inflation rates. The estimated domestic GDP growth showed a marginal improvement at 4.7% in fiscal 2014 as compared to 4.5% in fiscal 2013, primarily attributable to an increase in the agricultural growth from 1.4% in fiscal 2013 to 4.2% in fiscal 2014. Growth in both the industrial sector and service sector remained lackluster due to weakness in both consumption and investment demand. A major challenge for the economy in the first half of fiscal 2014 was the weakening of the Indian rupee against the U.S. dollar driven by concerns about the domestic macroeconomic landscape that made investors somewhat circumspect of investing in domestic assets. The anxiety about the future direction of the U.S. monetary policy due to the U.S. Federal Reserve preparing the markets for a gradual wind-down of bond purchases resulted in an overall pull-out of funds from the emerging markets. To counter pressures of currency depreciation, the RBI in July 2013 introduced a series of measures to tighten the domestic liquidity in order to push short-term interest rates higher and to provide the Indian rupee with some yield advantage. These measures resulted in an inversion of the yield curve. The RBI also provided various incentives to commercial banks to raise foreign currency non-resident (FCNR) deposits which saw foreign currency flows of USD 34 billion in the country. The RBI gradually removed these emergency measures when the exchange rate showed some signs of stability in the second half of fiscal 2014. However, the RBI increased the repo rate by approximately 75 bps over the course of the fiscal 2014 to counter the exchange rate depreciation as well as to fight inflation pressures as the consumer price index (“CPI”) inflation touched a high of 11.24% in November 2013.

Inflation pressures subsided because of a reduction in food price inflation in the last quarter of fiscal 2014. The fiscal deficit to GDP ratio reduced from 4.9% in fiscal 2013 to 4.6% in fiscal 2014. Further, there has been an improvement in the current account deficit that reduced from 4.8% in fiscal 2013 to an estimated 1.9% of GDP in fiscal 2014. The improvement in the current account position was primarily attributable to the reduction in the trade deficit as imports fell by 6.7%. The ongoing domestic growth prospects are likely to be driven primarily by the outcome of the recent general election. With the new government backed by a strong mandate to consolidate and commit to move ahead with the reform process, domestic growth could increase to around 5.5%. However, downside risks remain primarily from an unfavorable monsoon season that could adversely affect the agricultural sector and result in a further escalation in food price inflation.

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

Allowance for Credit Losses

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

We also record unallocated allowances for retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our unallocated allowance for retail loans based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio. Subsequent recoveries, if any, against write-off cases are adjusted to provision for credit losses in the consolidated statement of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry to which the loan exposure relates and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, against write-off cases are adjusted to provision for credit losses in the consolidated statement of income.

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

Investments in Securities

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in Note 8 of the Financial Statements and on concentrations of credit risk in Note 12 of the Financial Statements.

All other securities including mortgage and asset-backed securities are actively managed as part of the our treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in earnings. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”) and are carried at amortized cost.

Equity securities with readily determinable fair values and debt securities that are not classified as held to maturity or held for trading are classified as available for sale (“AFS”) and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

We generally report our investments in debt and equity securities at fair value, except for debt securities classified as HTM securities, which are reported at amortized cost. Fair values are based on market quotations where a market quotation is available and otherwise based on present values at current interest rates for such investments.

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. We identify other than temporary declines based on an evaluation of all significant factors, including the length of time and extent to which fair value is less than carrying value and the financial condition and economic prospects of the issuer. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. We do not recognize impairment for debt securities if the cause of the decline is related solely to interest rate increase and we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis. Additional disclosures have been provided on impairment status in Note 6 and Note 8 of the Financial Statements and on concentrations of credit risk in Note 12 of the Financial Statements.

Business Combination

We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and tangible assets, as well as the liabilities assumed at the date of the acquisition. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of a bank’s interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill. Our acquisition of CBoP was accounted for in accordance with SFAS No. 141, “Business combinations”, which was the then-applicable accounting standard.

Goodwill and Other Intangibles

Goodwill arising from a business combination is not amortized but is tested for impairment in accordance with FASB Accounting Standards Codification (“ASC”) 350-20 “Goodwill”. Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted under applicable accounting standards. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2014. The results of the first step of the impairment test showed no indication of impairment. Accordingly we did not perform the second step of the impairment test.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 33 of the Financial Statements, “Fair Value Measurement” for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2014, our Level 3 instruments measured at fair value were nil.

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

Recently Issued Accounting Pronouncements Not Yet Effective

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). As per the amendment, an unrecognized tax benefit should be presented as a reduction of a deferred tax asset for a net operating loss (NOL) or other tax credit carryforward when settlement in this manner is available under the tax law. The assessment of whether settlement is available under the tax law would not consider future events (e.g., upcoming expiration of related NOL carryforwards). This classification should not affect an entity’s analysis of the realization of its deferred tax assets. Gross presentation in the rollforward of unrecognized tax positions in the notes to the financial statements would still be required. ASU 2013-11 is effective for interim and annual periods beginning on or after December 15, 2013. Early adoption is also permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This update clarifies the principles for revenue recognition in transactions involving contracts with customers. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We have not yet evaluated what impact, if any, the adoption of this guidance may have on our financial condition, results of operations, or disclosures.

In June 2014, the FASB issued ASU No. 2014-11, Transfers and Servicing (Topic 860), The amendments in this update change the current accounting outcome by requiring repurchase-to maturity transactions to be accounted for as secured borrowings and for repurchase financing arrangement the amendments require separate accounting for a transfer of the financial asset executed contemporaneously with a repurchase agreement with same counterparty. The amendments also require new disclosures. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2014 and early adoption is not permitted. We have has not yet evaluated what impact, if any, the adoption of this guidance may have on our financial condition, results of operations, or disclosures.

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

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 21.3% from Rs. 144.4 billion in fiscal 2013 to Rs. 175.1 billion in fiscal 2014. Our net interest margin increased to 4.7% in fiscal 2014. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2013		2014		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Interest on loans	Rs.	271,730.5	Rs.	326,755.3	Rs.	55,024.8	20.2%
Interest on securities, including dividends and interest on trading assets		72,334.2		83,380.5		11,046.3	15.3
Other interest revenue		9,813.8		12,075.5		2,261.7	23.0
Total interest and dividend revenue		353,878.5		422,211.3		68,332.8	19.3
Interest on deposits		163,092.7		187,574.7		24,482.0	15.0
Interest on short-term borrowings		13,888.4		18,075.0		4,186.6	30.1
Interest on long term debt		19,556.9		23,976.6		4,419.7	22.6
Other interest expense		264.0		12.9		(251.1)	(95.1)
Total interest expense		196,802.0		229,639.2		32,837.2	16.7
Net interest revenue	Rs.	157,076.5	Rs.	192,572.1	Rs.	35,495.6	22.6%
Less allowance for credit losses:
Retail		11,107.1		14,942.4		3,835.3	34.5
Wholesale		1,580.9		2,485.7		904.8	57.2
Total	Rs.	12,688.0	Rs.	17,428.1	Rs.	4,740.1	37.4%
Net interest revenue after allowance for credit losses	Rs.	144,388.5	Rs.	175,144.0	Rs.	30,755.5	21.3%

Interest and Dividend Revenue

Interest income on loans increased by 20.2% primarily due to an increase in our average loan book. Average volumes of our total loan book increased by 22.0% from Rs. 2,328.3 billion in fiscal 2013 to Rs. 2,839.5 billion in fiscal 2014. Our average volume of retail loans increased by 25.7% from Rs. 1,499.2 billion in fiscal 2013 to Rs. 1,884.5 billion in fiscal 2014. The growth in retail loans was across the product segments. Our average volume of wholesale loans increased by 15.2% from Rs. 829.2 billion in fiscal 2013 to Rs. 955.0 billion in fiscal 2014. Retail loan yields decreased to 12.4% in fiscal 2014 as compared to 12.6% in fiscal 2013. Wholesale loan yields marginally decreased from 9.9% in fiscal 2013 to 9.8% in fiscal 2014.

Interest on securities, including dividends, increased by 15.3% from Rs. 72.3 billion in fiscal 2013 to Rs. 83.4 billion in fiscal 2014, driven by an increase of Rs. 148.3 billion in average volume of investments. Yields marginally declined from 8.1% in fiscal 2013 to 8.0% in fiscal 2014.

Other interest revenue increased by 23.0% for fiscal 2014 compared to fiscal 2013 due to an increase in interest from our placements with central government bodies which are made to comply with the extant Reserve Bank of India guidelines on shortfall in priority sector lending sub-limits and term placements with other banks. Average placements with central government bodies increased by Rs. 12.0 billion in fiscal 2014 and yields thereon increased from 4.9% in fiscal 2013 to 5.3% in fiscal 2014.

Interest Expense

Our interest expense on deposits increased by 15.0% from Rs. 163.1 billion in fiscal 2013 to Rs. 187.6 billion in fiscal 2014 due to an increase in average interest bearing deposits by 21.9% from Rs. 2,245.5 billion in fiscal 2013 to Rs. 2,737.9 billion in fiscal 2014.

There was an increase in the average volume of our savings accounts from Rs. 764.2 billion in fiscal 2013 to Rs. 893.6 billion in fiscal 2014 and an increase in the average volume of our time deposits from Rs. 1,481.3 billion in fiscal 2013 to Rs. 1,844.2 billion in fiscal 2014. Our average cost of deposits declined marginally from 6.1% in fiscal 2013 to 5.9% in fiscal 2014 as a result of a decrease in the average cost of time deposits from 9.0% in fiscal 2013 to 8.2% in fiscal 2014.

Our interest expense on short-term borrowings increased by 27.8% from Rs. 14.2 billion in fiscal 2013 to Rs. 18.1 billion in fiscal 2014 mainly on account of an increase in our average volumes of short-term borrowings which increased by 35.5% from Rs. 241.9 billion in fiscal 2013 to Rs. 327.9 billion in fiscal 2014. This was partially off-set by a decrease in our cost of short-term borrowings from 5.9% in fiscal 2013 to 5.5% in fiscal 2014. Our interest expense on long-term debt increased by 22.6% primarily on account of an increase in our average volumes of long-term debt from Rs. 234.5 billion in fiscal 2013 to Rs. 296.8 billion in fiscal 2014. This was partially off-set by a decrease in our cost of long-term debt from 8.3% in fiscal 2013 to 8.1% in fiscal 2014.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 37.4% from Rs. 12.7 billion in fiscal 2013 to Rs. 17.4 billion in fiscal 2014.

This increase was mainly attributable to an increase in the allowances for credit losses in our wholesale loan portfolio which increased by 57.2% from Rs. 1.6 billion in fiscal 2013 to Rs. 2.5 billion in fiscal 2014. The increase was primarily due to higher specific loan loss allowances attributable to certain specific segments which were adversely affected by slower GDP growth, the ban on mining of iron ore in many areas due to environmental factors and a slowdown in industrial investments. The increase in our specific loan loss allowance in our wholesale loan portfolio was partially offset by a decrease in the wholesale unallocated loan loss allowance, which decreased from Rs. 1.3 billion in fiscal 2013 to Rs. 0.2 billion in fiscal 2014.

Our loan loss allowance for credit losses in our retail loan portfolio increased by 34.5% from Rs. 11.1 billion in fiscal 2013 to Rs. 14.9 billion in fiscal 2014. The increase was primarily due to higher allowances in our commercial vehicle and equipment finance loan segment. Unfavorable economic situation characterized by continued stress in the segment largely attributable to the moderation in industrial activity and continued stagnancy in mining activity led to an increase in the delinquency of these loans. This was further augmented by higher retail unallocated allowances, which increased by 34.2% from Rs. 3.3 billion in fiscal 2013 to Rs. 4.5 billion in fiscal 2014. This increase was mainly attributable to the growth in our retail loan portfolio and expected losses thereon. Average volume of our retail loans increased by 25.7% from Rs. 1,499.2 billion in fiscal 2013 to Rs. 1,884.5 billion in fiscal 2014.

Non-Interest Revenue

Our non-interest revenue increased by 8.7% from Rs. 65.2 billion in fiscal 2013 to Rs. 70.8 billion in fiscal 2014. The following table sets forth the components of our non-interest revenue:

	Year ended March 31,
	2013	2014	Increase/ (Decrease)	% Increase/ (Decrease)
	(in millions, except percentages)
Fees and commissions	Rs. 53,989.6	Rs. 60,314.1	Rs. 6,324.5	11.7%
Realized gains/(losses) on AFS securities	681.5	1,091.0	409.5	60.1
Trading securities gain/(loss), net	105.0	(345.1)	(450.1)	(428.7)
Foreign exchange transactions	9,727.0	9,010.5	(716.5)	(7.4)
Derivatives gains/(loss)	241.9	119.5	(122.4)	(50.6)
Other	432.4	644.5	212.1	49.1
Total non-interest revenue	Rs. 65,177.4	Rs. 70,834.5	Rs. 5,657.1	8.7%

Fees and commissions increased by 11.7% from Rs. 54.0 billion in fiscal 2013 to Rs. 60.3 billion in fiscal 2014 primarily on account of an increase in fees and commissions generated by the retail segment. This increase was primarily attributable to fees and charges on retail asset products, fees on credit cards and transactional charges and fees on deposit accounts. Fees and charges on retail asset products were primarily comprised of processing fees on new loans, foreclosure charges and certain transaction specific charges. An increase in volume of credit card spends led to higher interchange income. Increase in our fees and commissions earned from our wholesale banking business was partially offset by a decline in the income from our consignment bullion business attributable to the regulatory changes during the fiscal year to contain import of bullion in India.

Realized gains on AFS securities were primarily on account of sale of government of India securities and some of our other investment securities. Loss on trading securities was primarily attributable to mark-to-market losses.

In fiscal 2014, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 0.5 billion. The income during fiscal 2014 was primarily on account of income of Rs. 1.6 billion from forward exchange contracts which was primarily attributable to cancellations of forward exchange contracts by non-bank customers. This income was further augmented by a gain of Rs. 0.7 billion from currency options and currency swaps and partially off-set by loss of Rs. 1.8 billion from interest rate derivatives. Loss from interest rate derivatives was largely attributable to mark-to-market loss on account of increase in interest rates during fiscal 2014. In fiscal 2013, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 0.3 billion primarily due to gain of Rs. 3.1 billion from forward exchange contracts, offset by loss of Rs. 2.2 billion from interest rate derivatives and loss of Rs. 0.7 billion from currency options and currency swaps. Gain from derivative transactions (net of loss of Rs. 0.4 billion on account of credit spread) was Rs. 0.1 billion in fiscal 2014 as compared to a gain of Rs. 0.2 billion (net of loss of Rs. 0.1 billion on account of credit spread) in fiscal 2013. Income from foreign exchange transactions decreased from Rs. 9.7 billion in fiscal 2013 to Rs. 9.0 billion in fiscal 2014.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Year ended March 31,
	2013		2014		Increase/ (Decrease)		% Increase/ (Decrease)	2013 % of net revenues	2014 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	53,954.1	Rs.	57,550.3	Rs.	3,596.2	6.7%	25.7%	23.4%
Premises and equipment		17,391.4		18,722.8		1,331.4	7.7	8.3	7.6
Depreciation and amortization		6,686.2		6,980.3		294.1	4.4	3.2	2.8
Administrative and other		37,254.9		39,436.2		2,181.3	5.9	17.8	16.0
Amortization of intangibles		2,304.5		1,538.5		(766.0)	(33.2)	1.1	0.6
Total non-interest expense	Rs.	117,591.1	Rs.	124,228.1	Rs.	6,637.0	5.6%	56.1%	50.4%

Total non-interest expense increased by 5.6% from Rs. 117.6 billion in fiscal 2013 to Rs. 124.2 billion in fiscal 2014. As of March 31, 2014, we had 3,403 branches and 11,256 ATMs across 2,171 locations, which increased from 3,062 branches and 10,743 ATMs across 1,845 locations as of March 31, 2013. This led to an overall increase in our non-interest expense. We undertook measures for cost management and productivity improvement of our staff during the fiscal. These measures also helped us in expanding our distribution network without a corresponding increase in the number of our employees. This caused the growth in our non-interest expense to be lower than the pace of our revenue growth. Our net interest revenue after allowances for credit losses increased by 21.3% from Rs. 144.4 billion in fiscal 2013 to Rs. 175.1 billion in fiscal 2014. As a result, our non-interest expense as a percentage of our net revenues was 50.4% in fiscal 2014 as compared to 56.1% in fiscal 2013.

Salaries and staff benefits increased by 6.7% from Rs. 54.0 billion in fiscal 2013 to Rs. 57.6 billion in fiscal 2014. This increase was primarily attributable to an increase in staff salaries and allowances partially offset by a decline in the number of employees from 69,065 employees as of March 31, 2013 to 68,165 employees as of March 31, 2014.

Premises and equipment costs increased by 7.7% from Rs. 17.4 billion in fiscal 2013 to Rs. 18.7 billion in fiscal 2014 on account of an increase in rent, electricity, housekeeping, security, equipment maintenance and other infrastructure costs relating to the expanded branch network.

Depreciation and amortization expenses increased by 4.4% from Rs. 6.7 billion in fiscal 2013 to Rs. 7.0 billion in fiscal 2014 due to the increase in our distribution network and higher spending on technology and infrastructure to support our growth.

Administrative and other expenses increased by 5.9% from Rs. 37.3 billion in fiscal 2013 to Rs. 39.4 billion in fiscal 2014 primarily on account of higher insurance, postage and communication and operating expenses for our credit cards and transactional banking businesses.

We continued to amortize the intangible assets that were acquired on the merger of CBoP—i.e. our branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible, and favorable leases—over their estimated remaining useful life. This amortization resulted in a charge of Rs. 1.5 billion in fiscal 2014.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 41.8%, from Rs. 29.8 billion in fiscal 2013 to Rs. 42.3 billion in fiscal 2014. Our effective tax rate was 32.4% in fiscal 2013 and 34.7% in fiscal 2014. The effective tax rate was higher in fiscal 2014 primarily on account of lower tax free income from our investments and an increase in the statutory income tax rate.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2013 and 2014:

	Year ended March 31,
	2013	2014
Effective statutory income tax rate	32.45%	33.99%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	1.60	1.53
Income exempt from taxes	(0.65)	(0.37)
Interest on income tax refunds	(0.83)	(0.01)
Other, net	(0.13)	0.10
Effect of change in statutory tax rate	—	(0.50)
Annual effective income tax rate	32.44%	34.74%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 28.3% from Rs. 61.8 billion in fiscal 2013 to Rs. 79.3 billion in fiscal 2014.

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

	Year ended March 31,
	2012		2013		2014
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	50,008.0	Rs.	62,134.7	Rs.	79,446.2
Non-cash adjustments to net income		22,137.7		21,323.4		23,298.2
Net change in other assets and liabilities		(34,653.4)		(11,944.6)		24,406.9
Net cash provided by operating activities	Rs.	37,492.3	Rs.	71,513.5	Rs.	127,151.3
Cash Flows from Investing Activities:
Net change in term placements		(48,174.4)		(49,169.2)		22,784.0
Net change in investments		(181,331.0)		(200,007.5)		93,594.1
Net change in repurchase options and reverse repurchase options		(10,868.3)		88,868.3		(195,322.6)
Loans purchased net of repayments		(15,960.7)		(11,047.2)		(18,862.0)
Increase in loans originated, net of principal collections		(379,906.4)		(503,662.9)		(669,463.7)
Net additions to property and equipment		(7,878.5)		(9,951.0)		(9,601.2)
Net cash used in investing activities	Rs.	(644,119.3)	Rs.	(684,969.5)	Rs.	(776,871.4)
Cash Flows from Financing Activities:
Net increase in deposits		385,202.5		493,240.6		708,925.0
Net increase/(decrease) in short-term borrowings		38,641.2		33,123.4		477.7
Proceeds from issuance of shares by subsidiaries to non-controlling interest		12.3		34.6		162.4
Net increase in long-term debt		82,141.2		116,830.3		95,278.0
Proceeds from issuance of equity shares for options exercised		5,302.8		10,949.5		7,232.9
Proceeds from application for issuance of equity shares for options exercised pending allotment		—		221.5		—
Payment of dividends and dividend tax		(8,947.6)		(11,787.0)		(15,372.6)
Purchase of subsidiary shares from noncontrolling interest		—		—		(2,265.8)
Net cash provided by financing activities	Rs.	502,352.4	Rs.	642,612.9	Rs.	794,437.6
Effect of exchange rate changes on cash and cash equivalents		3,415.5		1,540.3		7,377.5
Net change in cash and cash equivalents		(100,859.1)		30,697.2		152,095.0
Cash and cash equivalents, beginning of year		288,902.1		188,043.0		218,740.2
Cash and cash equivalents, end of year	Rs.	188,043.0	Rs.	218,740.2	Rs.	370,835.2

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges such as depreciation and amortization, as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 71.5 billion in fiscal 2013 to Rs. 127.2 billion in fiscal 2014, mainly due to higher cash flows in fiscal 2014 as compared to fiscal 2013 as a result of increase in our net income and a decrease in our investments held for trading.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 688.3 billion in fiscal 2014 and Rs. 514.7 billion in fiscal 2013 on account of an increase in both our retail and wholesale loan portfolios. The decrease in investments in fiscal 2014 was Rs. 93.6 billion primarily on account of decrease in available-for-sale government of India securities.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 24.0% from Rs. 2,960.5 billion in fiscal 2013 to Rs. 3,670.0 billion in fiscal 2014. Savings account deposits at Rs. 1,031.3 billion and current account deposits at Rs. 612.8 billion accounted for approximately 45% of total deposits as of March 31, 2014. There was a 30.2% increase in our time deposits from Rs. 1,556.1 billion in fiscal 2013 to Rs. 2,025.8 billion in fiscal 2014. This included an inflow of US$ 3.4 billion of foreign currency non-resident (FCNR) deposits raised under the prescribed RBI scheme for attracting foreign currency flows in India. Our short-term borrowings increased by Rs. 5.2 billion from Rs. 145.6 billion in fiscal 2013 to Rs. 150.8 billion in fiscal 2014. There was an increase in long-term debt from Rs. 295.2 billion in fiscal 2013 to Rs. 395.2 billion in fiscal 2014 mainly on account of issuance of debt instruments primarily to fund the growth in loans of our overseas branches.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2013 and March 31, 2014:

	As of March 31,
	2013		2014		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Cash and cash equivalents	Rs.	218,740.2	Rs.	370,835.2	Rs.	152,095.0	69.5%
Term placements		199,265.7		176,481.7		(22,784.0)	(11.4)
Investments held for trading		87,383.5		65,077.9		(22,305.6)	(25.5)
Investments available for sale		1,018,071.5		908,824.3		(109,247.2)	(10.7)
Securities purchased under agreements to resell		67,000.0		57,322.6		(9,677.4)	(14.4)
Loans, net		2,504,551.6		3,185,648.1		681,096.5	27.2
Accrued interest receivable		34,370.9		40,388.5		6,017.6	17.5
Property and equipment		28,978.4		31,369.1		2,390.7	8.2
Intangibles		1,769.5		231.0		(1,538.5)	(86.9)
Goodwill		74,937.9		74,937.9		—	—
Other assets		135,836.9		214,291.0		78,454.1	57.8
Total assets	Rs.	4,370,906.1	Rs.	5,125,407.3	Rs.	754,501.2	17.3%

Our total assets increased by 17.3% to Rs. 5,125.4 billion in fiscal 2014 from Rs. 4,370.9 billion in fiscal 2013.

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

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and fifteen years. Term placements decreased primarily on account of maturity of short-term deposits made in fiscal 2013. These deposits were placed with other banks for short-term yield opportunities. This decrease was partially off-set by an increase in our placements with central government bodies and deposits with other banks. Placements with central government bodies are made to comply with the extant Reserve Bank of India guidelines on shortfalls in priority sector lending sub-limits and account for approximately 85% of term placements as of March 31, 2014.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading decreased by 25.5% from Rs. 87.4 billion as of March 31, 2013 to Rs. 65.1 billion as of March 31, 2014, primarily on account of the sale of government of India securities and mutual fund units.

Investments available for sale decreased by 10.7% primarily on account of a decrease in investments in government of India securities.

Net loans increased on account of an increase in both our retail lending as well as wholesale lending. Our outstanding gross retail loan portfolio increased by 26.5% from Rs. 1,729.5 billion as of March 31, 2013 to Rs. 2,188.3 billion as of March 31, 2014. The growth in retail loans was across the product segments. We originate home loans under an arrangement with HDFC Limited. During the year we purchased from HDFC Limited aggregating Rs. 55.6 billion of home loans. Our gross wholesale loan book increased by 28.6% from Rs. 808.7 billion in fiscal 2013 to Rs. 1,039.9 billion in fiscal 2014 primarily account of increase in our corporate banking loan portfolio.

Accrued interest receivable increased by 17.5% from Rs. 34.4 billion to Rs. 40.4 billion primarily on account of increase in our loans and investment securities.

Our property and equipment increased by 8.2% from Rs. 29.0 billion in fiscal 2013 to Rs. 31.4 billion in fiscal 2014, primarily on account of growth in our distribution network. As of March 31, 2013 we had a network of 3,062 branches in 1,845 locations which grew to 3,403 branches across 2,171 locations as of March 31, 2014.

We acquired a branch network representing contractual and non-contractual customer relationships, customer lists, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 2.3 billion and Rs. 1.5 billion for fiscals 2013 and 2014. Consequently, these intangibles were carried at an amortized value of Rs. 0.2 billion as of March 31, 2014.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. These anticipated synergies contributed to a purchase price that resulted in the recognition of goodwill. The said goodwill has not been impaired as of March 31, 2014 and has been carried forward at the same value as that at the acquisition date.

Other assets increased by 57.8% from Rs. 135.8 billion as of March 31, 2013 to Rs. 214.3 billion as of March 31, 2014 primarily on account of an increase in derivatives from Rs. 72.5 billion in fiscal 2013 to Rs. 142.5 billion in fiscal 2014. This was largely attributable to increase in mark to market gains from forward exchange contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2013 and March 31, 2014:

	As of March 31,
	2013		2014		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest bearing deposits	Rs.	2,438,262.0	Rs.	3,057,154.5	Rs.	618,892.5	25.4%
Non-interest bearing deposits		522,271.9		612,845.6		90,573.7	17.3
Total deposits		2,960,533.9		3,670,000.1		709,466.2	24.0%
Securities sold under repurchase agreements		205,000.0		—		(205,000.0)	(100.0)
Short-term borrowings		145,617.2		150,775.5		5,158.3	3.5
Accrued interest payable		58,135.2		27,734.7		(30,400.5)	(52.3)
Long-term debt		295,219.7		395,208.6		99,988.9	33.9
Accrued expenses and other liabilities		236,022.2		348,687.7		112,665.5	47.7
Total liabilities		3,900,528.2		4,592,406.6		691,878.4	17.7%
Non-controlling interest in subsidiaries		1,903.6		1,094.0		(809.6)	(42.5)
HDFC Bank Limited shareholders’ equity		468,474.3		531,906.7		63,432.4	13.5
Total liabilities and shareholders’ equity	Rs.	4,370,906.1	Rs.	5,125,407.3	Rs.	754,501.2	17.3%

Our total liabilities increased by 17.7% from Rs. 3,900.5 billion in fiscal 2013 to Rs. 4,592.4 billion in fiscal 2014. The increase in our interest-bearing deposits was on account of an increase in savings deposits and in time deposits. Savings account deposits increased by 16.9% from Rs. 882.1 billion as of March 31, 2013 to Rs. 1,031.3 billion as of March 31, 2014. Time deposits increased by 30.2% from Rs. 1,556.1 billion as of March 31, 2013 to Rs. 2,025.8 billion as of March 31, 2014. As an accelerated measure to increase foreign currency inflows into the country, the RBI had, in the second half of fiscal 2014, permitted banks in India to raise foreign currency non-resident (FCNR) deposits within a specified time period and in turn swap them into rupees with the RBI at concessional rates. Our time deposits accordingly include US$ 3.4 billion deposits raised under the RBI window for raising FCNR deposits. Our non-interest bearing deposits increased by 17.3% from Rs. 522.3 billion in fiscal 2013 to Rs. 612.8 billion in fiscal 2014. Of our total deposits as of March 31, 2014, retail deposits accounted for approximately 78% and wholesale deposits accounted for the balance.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding as of March 31, 2014, deposits accounted for 79.9%, short-term borrowings accounted for 3.3% and long-term debt accounted for 8.6%. Our short-term borrowings, which were primarily comprised of money market borrowings, increased by Rs. 5.2 billion in fiscal 2014.

Long-term debt increased by 33.9% in fiscal 2014, primarily due to the debt instruments we raised during the year from our overseas branches.

Accrued interest payable decreased by 52.3% from Rs. 58.1 billion in fiscal 2013 to Rs. 27.7 billion in fiscal 2014. This decrease was primarily on account of the inclusion of reinvested interest in our time deposits which was previously included in accrued interest payable.

Accrued expenses and other liabilities increased by 47.7% from Rs. 236.0 billion to Rs. 348.7 billion, primarily because of an increase in derivatives from Rs. 69.1 billion in fiscal 2013 to Rs. 124.2 billion in fiscal 2014. This was largely attributable to an increase in mark-to-market losses from forward exchange contracts. The foreign exchange contracts entered into with the RBI at concessional rates for swapping the FCNR deposits were marked to market and the deferred revenue thereon is recorded under accrued expenses and other liabilities on initial recognition, which is amortized to earnings over the tenor of the swaps.

Shareholders’ equity increased primarily due to an increase in each of the retained earnings and additional paid-in capital (on account of the exercise of stock options by employees). This increase was partially off-set by a reduction in accumulated other comprehensive income as a result of mark-to-market losses on available for sale securities primarily attributable to increase in interest rates during the year.

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum common equity tier I ratio of 5.0%, a minimum total tier I capital ratio of 6.5% and a minimum total capital ratio of 9.0% as of March 31, 2014. We migrated to the new framework effective April 1, 2013. Previous year figures of regulatory capital and capital adequacy ratios were calculated under the then applicable Basel I and Basel II frameworks. In May 2013, the RBI withdrew the requirement of parallel run and the prudential floor for implementation of Basel II vis-à-vis Basel I.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2014 are as follows:

	Basel III
	2014		2014
	(in millions, except percentages)
Tier 1 capital	Rs.	406,545.2	US$	6,775.8
Tier 2 capital		148,555.5		2,475.9
Total capital	Rs.	555,100.7	US$	9,251.7
Total risk weighted assets and contingents	Rs.	3,453,008.5	US$	57,550.1
Capital ratios of the Bank:
Tier 1		11.77%		11.77%
Total capital		16.07%		16.07%
Minimum capital ratios required by the RBI:
Tier 1		6.50%		6.50%
Total capital		9.00%		9.00%

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under both the Basel I and Basel II frameworks as of March 31, 2013 are as follows:

	Basel I		Basel II
	2013		2013
	(in millions, except percentages)
Tier 1 capital	Rs.	339,282.0	Rs.	338,811.3
Tier 2 capital		175,192.3		175,192.3
Total capital	Rs.	514,474.3	Rs.	514,003.6
Total risk weighted assets and contingents	Rs.	3,227,251.5	Rs.	3,058,788.9
Capital ratios of the Bank:
Tier 1		10.51%		11.08%
Total capital		15.94%		16.80%
Minimum capital ratios required by the RBI:
Tier 1		4.50%		6.00%
Total capital		9.00%		9.00%

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 8.1 billion in fiscal 2015. This budgeted amount includes Rs. 2.5 billion to expand our branch and back office network, Rs. 0.1 billion to expand our electronic data capture terminal network and Rs. 3.1 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

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

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2014, together with the fair values on each reporting date:

	As of March 31, 2014
	Notional	Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.1,772,658.7	Rs.	10,766.4	Rs.	12,240.7	Rs.	(1,474.3)	US$	29,544.3	US$	(24.5)
Currency options	165,920.4		1,329.4		1,640.4		(311.0)		2,765.3		(5.2)
Currency swaps	71,041.3		5,055.9		3,326.6		1,729.3		1,184.0		28.8
Forward exchange contracts	4,753,861.2		125,327.6		106,968.6		18,359.0		79,231.0		306.0
Total	Rs.6,763,481.6	Rs.	142,479.3	Rs.	124,176.3	Rs.	18,303.0	US$	112,724.6	US$	305.1

We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with subsequent changes in fair value recorded in earnings.

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

	As of March 31,
	2013		2014	2014
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	99,886.2	Rs. 161,259.8	US$	2,687.7
Performance guarantees		69,686.1	88,204.3		1,470.1
Documentary credits		220,595.4	192,095.2		3,201.6
Total	Rs.	390,167.7	Rs. 441,559.3	US$	7,359.4

Guarantees and documentary credits outstanding increased by 13.2% to Rs. 441.6 billion as of March 31, 2014, principally due to growth in our overseas business.

Loan Sanction Letters

In some cases we issue sanction letters to customers indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made was Rs. 567.1 billion as of March 31, 2014. On request, we disburse these loans subject to the customer’s creditworthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 24 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2014 by expected settlement period.

Contractual Obligations

	Payments due by period, as of March 31, 2014
	Total	Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs. 174,730.5	Rs.	4,140.0	Rs.	16,120.0	Rs.	13,050.0	Rs.	141,420.5
Other long term debt	220,478.1		17,009.4		123,900.7		79,568.0		—
Operating leases(a)	42,060.9		6,798.4		12,846.4		10,019.9		12,396.2
Short-term borrowings	150,775.5		150,775.5		—		—		—
Securities sold under repurchase agreements	—		—		—		—		—
Unconditional purchase obligations(b)	2,492.2		2,492.2		—		—		—
Total	Rs. 590,537.2	Rs.	181,215.5	Rs.	152,867.1	Rs	. 102,637.9	Rs.	153,816.7

(a)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipments.
(b)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2014. See “—Note 27—Commitments and contingencies” of the audited consolidated financial statements.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange contracts and derivative contracts.

We have recognized a liability of Rs. 1.3 billion as of March 31, 2014 as required by FASB ASC 460-10. Based on historical trends and as required by FASB ASC 450, we have recognized a liability of Rs. 0.8 billion as of March 31, 2014.

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

The residual maturities of the above commitments as of March 31, 2014 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2014
	Total amounts Committed		Less than 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary credits	Rs.	192,095.2	Rs.	189,090.6	Rs.	2,717.6	Rs.	287.0	Rs.	—
Guarantees		249,464.1		171,052.3		61,240.5		9,530.5		7,640.8
Derivatives*		6,763,481.6		5,608,257.5		656,904.2		441,738.9		56,581.0
Total	Rs.	7,205,040.9	Rs.	5,968,400.4	Rs.	720,862.3	Rs.	451,556.4	Rs.	64,221.8

*	Denotes notional principal amounts.

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

Our exposures to our ten largest borrowers as of March 31, 2014, computed as per RBI guidelines, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2014:

	March 31, 2014
	Borrower Industry	Funded Exposure	Non-Funded Exposure		Total Exposure	Total Exposure
	(in millions)
Borrower 1	Banks and Financial Institutions	Rs. 121,804.1	Rs.	150.1	Rs. 121,954.2	US$	2,032.6
Borrower 2	Coal and Petroleum Products	39,740.2		35,500.0	75,240.2		1,254.0
Borrower 3	Iron and Steel	42,582.3		22,489.0	65,071.3		1,084.5
Borrower 4	Coal and Petroleum Products	26,948.1		15,568.4	42,516.5		708.6
Borrower 5	NBFC / Financial Intermediaries	42,500.0		—	42,500.0		708.3
Borrower 6	Non-ferrous Metals	12,469.1		23,604.9	36,074.0		601.2
Borrower 7	NBFC / Financial Intermediaries	30,000.0		—	30,000.0		500.0
Borrower 8	Telecom	27,400.0		2,239.2	29,639.2		494.0
Borrower 9	Banks and Financial Institutions	26,980.8		3.3	26,984.1		449.7
Borrower 10	Coal & Petroleum Products	18,797.6		7,967.2	26,764.8		446.1

As of March 31, 2014, our exposure to our ten largest borrowers was, for each such borrower, more than 5% of our capital funds, which was mainly comprised of large credit facilities to these borrowers. Of the total exposure to these ten borrowers, approximately 36% was secured by collateral.

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

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries, where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business we have exposure, directly/indirectly on, to risk related to, counter parties/entities in foreign countries. On an ongoing basis, we monitor such cross border exposures. Our aggregate country risk exposure was less than 5% of our total assets. Currently there is only one country where we have net funded exposure exceeding 1% of our total assets in accordance with the RBI guidelines. Our exposure, primarily in the nature of commercial credits, to countries in Europe impacted by the sovereign debt crisis is not significant (aggregates about 0.03% of our total assets).

Cyber Security

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements and requesting check books. We are therefore exposed to cyber threats, such as hacking, phishing and trojans, targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information; hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us; and data theft, wherein cyber criminals may intrude into our network with the intention of stealing our internal data or our customer information or to extort money.

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•	Phishing: We identify phishing sites and trojans targeting our customers and then shut down such sites. Forensic information such as customers details which may have been compromised are retrieved from such sites and acted upon. We have implemented Secure Access which provides an additional layer of security beyond customer id and password for internet banking transactions. This system evaluates every transaction based on our risk model and helps us determine whether the incumbent transaction is a genuine one or suspicious. Should the transaction be deemed suspicious, the system has the option of either declining the transaction or asking for additional authentication. As a practice, we send awareness mails to our customers educating them about phishing and the measures that they need to take to protect themselves in falling prey to it.

•	Hacking and Data Theft: We have implemented firewalls and Intrusion Prevention System at the perimeter of our network to block any attempts made to hack or intrude into our network. Our 24 by 7 Security Operations Center (SOC) analyzes logs of its perimeter defenses to identify any attempts made to intrude into our network. We have an incident management process to ensure that in the event of any incident, relevant stakeholders are made aware of what their role is in resolving the incident. We also test our internet facing infrastructure and applications for vulnerability. Any vulnerability thus identified is remediated in a time bound manner. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence.

We have also undertaken internal data security measures that are taken with respect to breaches or theft of material or sensitive customer data. These are briefly enumerated below:

•	Data Loss Prevention (DLP): Information is an important asset of any organization that supports business processes and management decisions. Usage and protection of business information can be heavily influenced by individuals in the end user environment, where most of the corporate data is processed, shared and stored. We have implemented enterprise solutions such as DLP to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. Individual business functions are also involved in incident reviews which helps create a sense of ownership and awareness amongst our employees.

•	Laptop Encryption: Data Encryption helps ensure that business-critical and sensitive data does not fall into the wrong hands, thereby preventing reputational damage or curtailing any monetary losses. The cost arising out of loss of data residing in a laptop is far higher than the cost of replacing the actual device. We have therefore introduced a laptop encryption tool which is being implemented on the Bank’s laptops in a phased manner.

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (the ‘Articles’) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than 3 nor more than 15, excluding directors appointed pursuant to the terms of issued debt. Our board of directors consisted of 11 members as of March 31, 2014.

As per the Companies Act, at least two-thirds of our directors are required to retire by rotation, with one-third of these retiring at each annual general meeting. However, any retiring director may be re-appointed by resolution of the shareholders. Companies are required to have at least one director who has stayed in India for at least 182 days in the previous calendar year (i.e. an Indian resident).

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

The Banking Regulation Act requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Out of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and the rural economy, co-operation or small-scale industry. Mr. Vijay Merchant has specialized knowledge and experience in small-scale industry. Dr. Pandit Palande has specialized knowledge and experience in the agricultural sector.

Mr. Harish Engineer ceased to be a Director from the close of business on September 30, 2013 on his retirement as an Executive Director in the wholetime employment of the Bank.

Mr. Paresh Sukthankar was elevated to the position of Deputy Managing Director by the Board with effect from December 24, 2013 subject to the approval of the shareholders and the Reserve Bank of India. The approval of the shareholders has since been obtained by means of a resolution passed by postal ballot, the results for which were announced on March 12, 2014. The approval of the Reserve Bank of India is pending.

Mr. Kaizad Bharucha was appointed as an additional director by the Board and designated as an Executive Director in the wholetime employment of the Bank with effect from December 24, 2013, subject to the approval of the shareholders and the Reserve Bank of India. The approval of the shareholders has since been obtained by means of a resolution passed by postal ballot, the results for which were announced on March 12, 2014. The approval of the Reserve Bank of India has also been obtained for the aforesaid appointments.

Interested directors may not vote at board proceedings, except in relation to contracts or arrangement with a company in which that director (or two or more directors together) hold not more than 2% of the paid up share capital.

None of our directors or members of our senior management holds 1.0% or more of our shares.

Our Board of Directors, as of March 31, 2014, comprised of:

Name	Position	Age
Mr. C.M. Vasudev	Chairman	71
Mr. Aditya Puri	Managing Director	63
Mr. Paresh Sukthankar	Deputy Managing Director	51
Mr. Anami N. Roy	Non-Executive Director	64
Mr. Vijay Merchant	Non-Executive Director	70
Mr. Bobby Parikh	Non-Executive Director	50
Dr. Pandit Palande	Non-Executive Director	53
Mr. Partho Datta	Non-Executive Director	65
Mrs. Renu Karnad	Non-Executive Director	61
Mr. Keki Mistry	Non-Executive Director	60
Mr. Kaizad Bharucha	Executive Director	49

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

Mr. Vasudev is Director on the boards of ICRA Management Consulting Services Limited, Star Paper Mills Limited, Power Exchange India Limited, National Securities Depository Limited (NSDL), Uttarakhand Jal Vidyut Nigam Limited, Bedrock Ventures Private Limited, Centennial Development Advisory Services India Private Limited, Skills Academy Private Limited, National Securities Clearing Corporation Limited, NSDL Database Management Limited and NSDL e-Governance Infrastructure Limited. He is a member of the Audit Committee and the Chairman of Remuneration Committee of ICRA Management Consultancy Services Limited, Chairman of the Risk Management Committee and a member of the Audit Committee of Power Exchange India Limited, Member of the Audit Committee of Star Paper Mills Limited, NSDL, NSDL e-Governance Infrastructure Limited, and NSDL Database Management Limited, Chairman of the Nomination Committee of NSDL and Chairman of the Audit Committee, Ethics Committee and Compensation Committee of the National Securities Clearing Corporation Limited.

Mr. Aditya Puri holds a Bachelor’s degree in Commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. Mr. Puri has been the Managing Director of the Bank since September 1994. He has nearly 40 years of experience in the banking sector in India and abroad. Mr. Puri is not a Director on the Board of any other company in India.

Mr. Paresh Sukthankar is the Deputy Managing Director of the Bank. He has a Master’s degree in Management Studies (MMS) from Jamnalal Bajaj Institute (Mumbai) and has completed the Advanced Management Program (AMP) from Harvard Business School. Mr. Sukthankar has been with the Bank since its inception in 1994. Mr. Sukthankar has direct or supervisory responsibilities for the Bank’s Credit and Risk Management, Finance and Human Resources functions and for various strategic initiatives of the Bank. Prior to joining the Bank, Mr. Sukthankar worked in Citibank for around approximately nine years in various departments, including corporate banking, risk management, financial control and credit administration. He has been a member of various committees formed by the Reserve Bank of India and Indian Banks’ Association. Mr. Sukthankar is not a Director of any other company in India.

Mr. Kaizad Bharucha is an Executive Director in the wholetime employment of the Bank. Mr. Bharucha holds a Bachelor’s degree in Commerce (B.Com) from the University of Mumbai. Prior to his appointment as Executive Director, Mr. Bharucha has served as Group Head-Wholesale Banking and Group Head-Credit and Market Risk and was responsible for Corporate Banking, Emerging Corporate Group, Business banking, Capital Markets Business, Agri-lending and Department For Special Operations. Mr. Bharucha has a rich experience of 27 years in the Banking and Financial sector and has been associated with the Bank since 1995. Prior to joining the Bank, Mr. Bharucha worked in SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. Mr. Bharucha has represented HDFC Bank as a member of the Working Group constituted by the Reserve Bank of India to examine the role of Credit Information Bureau and on the Sub-Committee with regard to adoption of Basel II guidelines. Mr. Bharucha is a Director on the Boards of HDB Financial Services Ltd. and HBL Global Pvt. Ltd. He was earlier a Director on the Board of International Asset Reconstruction Company Pvt. Ltd.

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

Dr. Pandit Palande has a Ph.D. degree in Business Administration and completed an advanced course in Management at Oxford University and Warwick University in UK. Dr. Palande has been working as a Director of the School of Commerce and Management for 20 years in Yashwantrao Chavan Maharashtra Open University (“YCMOU”). Dr. Palande is a former Pro-Vice Chancellor of YCMOU. Dr. Palande has extensive experience working in the fields of business administration, management and agriculture. Presently Dr. Palande is the Vice Chancellor of BRA Bihar University, Muzzafarpur. Dr. Palande is not a member of the Board of Directors of any other company.

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

Mrs. Renu Karnad is a law graduate and also holds a Master’s Degree in Economics from Delhi University. She is a Parvin Fellow-Woodrow Wilson School of International Affairs, Princeton University, U.S.A. Mrs. Karnad is a Director on the Board of Directors of BOSCH Limited, Credit Information Bureau (India) Limited, GRUH Finance Limited, Housing Development Finance Corporation Limited, HDFC Asset Management Company Limited, HDFC Ergo General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, HDFC Property Ventures Limited, AKZO Nobel India Limited, Credila Financial Services Private Limited, Indraprastha Medical Corporation Limited, EIH Limited, ABB Limited, Feedback Infrastructure Services Private Limited, G4S Corporate Services (India) Private Limited and Lafarge India Private Limited. She is also a Director of H T Parekh Foundation, HDFC PLC, Maldives, WNS (Holdings) Limited and HIREF International LLC. Mrs. Karnad is the Chairperson of the Audit Committee of AKZO Nobel India Limited, Credit Information Bureau (India) Limited and Bosch Limited. She is a member of the Audit Committee of HDFC ERGO General Insurance Company Limited and member of Investor Grievance Committee of BOSCH Limited. She is the Chairperson of the Remuneration Committee of AKZO Nobel India Limited as well as Chairperson of Compensation Committee of HDFC Standard Life Insurance Company Limited. She is also a member of Investment Committee, Compensation Committee, Compensation-ESOS Committee, Committee of Directors of GRUH Finance Limited; Customer Service Committee and Risk Management Committee of HDFC Asset Management Company Limited; Remuneration Committee of Credit Information Bureau (India) Limited; Investment Sub Committee and Property Sub Committee of BOSCH Limited; Allotment Committee of HDFC Education and Development Services Private Limited and the Remuneration Committee and the Nomination & Governance Committee of WNS Global Services Private Limited.

Mr. Keki Mistry has obtained a Bachelor’s Degree in Commerce from the Mumbai University. He is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Mistry started his career with The Indian Hotels Company Limited, one of the largest chain of hotels in India. In 1981, Mr. Mistry joined Housing Development Finance Corporation Limited (HDFC). He was inducted on to the Board of Directors of HDFC as an Executive Director in 1993 and is currently the Vice Chairman & Chief Executive Officer of Housing Development Finance Corporation Limited (HDFC). Mr. Keki Mistry is also a Director on the Board of Directors of HDFC Asset Management Company Limited, HDFC Standard Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited, Sun Pharmaceutical Industries Limited, The Great Eastern Shipping Company Limited, Greatship (India) Limited, Next Gen Publishing Limited, Shrenuj & Company Limited, Torrent Power Limited, HCL Technologies Limited and BSE Limited. Mr. Mistry is also member on the India Advisory Board at PriceWaterhouse Coopers and Director of Griha Investments, Mauritius, India Value Fund Advisors Private Limited and the H T Parekh Foundation. Mr. Mistry is the Chairman of the Audit Committee of Great Eastern Shipping Co. Limited, Sun Pharmaceuticals Industries Limited, Greatship (India) Limited, and Torrent Power Limited.. He is a member of the Audit Committee of HDFC Standard Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, HDFC Asset Management Company Limited, GRUH Finance Limited, Infrastructure Leasing & Financial Services Limited and Shrenuj & Company Limited. He is a member of the Remuneration Committee of GRUH Finance Limited, and Greatship (India) Limited. He is the Chairman of the Nomination Committee of Greatship (India) Limited.

Mr. Vijay Merchant is a commerce graduate and has done post graduate studies in business management from the Indian Institute of Management (IIM), Ahmedabad where he was awarded a merit scholarship in 1966 and majored in Finance & Marketing. After initial training with the Mafatlal Group Central Finance Division, he headed a large consumer products agency house, serving FMCG companies in South India for 10 years. Subsequently, he owned and managed Dynam Plastics, a small-scale unit manufacturing industrial plastic products for local and export markets. Over the last 30 years, Mr. Merchant has worked on several national bodies of both the plastics industry and packaging industry on critical issues of development of the SSI sector. Besides, for over a decade Mr. Merchant has been actively involved in environmental issues of the plastic and packaging industries in global forums. As a professional with a passion for environment protection Mr. Merchant has been one of the founders of the India Center for Plastics in Environment since 1999, and a live link between society, the government and the plastics industry, initiating projects and programmes and also sharing these with Asian neighbours and associations in western countries. Mr. Merchant is on the Board of Directors of HDFC Asset Management Company Limited and Supriya Brothers Private Limited. Mr. Merchant is a member of the Risk Management, Customer Service and Share Allotment Committees of HDFC Asset Management Company Limited.

Senior Management

As of March 31, 2014, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	63
Mr. Paresh Sukthankar	Deputy Managing Director	51
Mr. Kaizad Bharucha	Executive Director	49
Mr. Abhay Aima	Head, Equities and Private Banking, Third Party Products and NRI Banking	52
Mr. Anil Jaggia	Head, Information Technology, Legal and Secretarial, QIG, Administration, Infrastructure and Sustainable Livelihood Initiative	53
Mr. Anil Nath	Head, Business Banking, Agri and Correspondent Banking	61
Mr. Ashish Parthasarthy	Head, Treasury	46
Mr. Bhavesh Zaveri	Head, Operations	48
Mr. Chakrapani V	Head, Audit	50
Mr. Deepak Maheshwari	Head, Wholesale Credit	59
Mr. Jimmy Tata	Chief Risk Officer	48
Mr. Navin Puri	Head, Branch Banking	56
Mr. Rahul N. Bhagat	Head, Retail Liabilities and Marketing	51
Mr. Rajender Sehgal	Head, Financial Institutions Group and Custody	59
Mr. Sashidhar Jagdishan	Chief Financial Officer	49

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

        Mr. Anil Jaggia is an engineering graduate from IIT, Kanpur. Thereafter, he received a management degree from the Indian Institute of Management in Ahmedabad. He is a senior banker with over 20 years of experience in banking across the world. He started his career in India with Citibank N.A. and then moved to the USA with Citibank N.A. for seven years. At Citibank, Mr. Jaggia held various senior management positions. He returned to India to take up the post of Chief Operating Officer at Centurion Bank Limited in 2004. He is currently Head, Information Technology, Legal and Secretarial, QIG, Administration, Infrastructure and Sustainable Livelihood Initiative at the Bank.

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

Mr. Deepak Maheshwari holds a Bachelor of Commerce degree from The University of Rajasthan and is a Certified Associate of the Indian Institute of Bankers. Mr. Maheshwari heads the Wholesale Credit Risk function of the Bank and he has been with the Bank since 1996. Prior to joining the Bank, Mr. Maheshwari was Vice President (Credit) in State Bank of India (SBI) where he was responsible for control over the entire credit and investment portfolio of the Bank’s Canadian subsidiary. He was associated with SBI for 21 years.

Mr. Jimmy Tata holds a Masters of Financial Management degree from the University of Mumbai and is a qualified Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India, Hyderabad. He has over 20 years of work experience and has been with the Bank since 1994. He is currently the Chief Risk Officer.

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

Mr. Rajender Sehgal holds a Masters of Business Administration degree from Delhi University with specialization in Financial and Marketing Management. He has nearly 36 years of experience in industrial finance credit and international banking. Mr. Sehgal was employed by State Bank of India prior to joining the Bank. He has been with the Bank since 1998 and heads Financial Institutions Group and Custody.

Mr. Sashidhar Jagdishan holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield, UK. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. He has been with the Bank since 1996 and is the Chief Financial Officer of the Bank.

Corporate Governance

Audit and Compliance Committee

The Audit and Compliance Committee (the “Audit Committee”) of the Bank comprises Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Partho Datta and Mr. Bobby Parikh. The Committee is chaired by Mr. C. M. Vasudev. The Committee met eight times during the year.

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

The Committee met seven times during the year.

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

As on March 31, 2014, 14 instruments of transfer representing 2,790 equity shares were pending and have since been processed. The details of the transfers are reported to the Board of Directors from time to time.

During fiscal 2014, we received 2,753 complaints from our shareholders. All the complaints were attended to and as on March 31, 2014, no complaints remained unattended or pending. In addition, 6,862 letters were received from our shareholders relating to change of address, nomination requests, email id and contact details updation, ECS / NECS mandates, queries relating to annual reports, sub-division of shares and amalgamation, requests for revalidation of dividend and other investor related matters. These letters have also been responded to. The Committee met four times during the year.

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

The Committee consists of Mr. C. M. Vasudev, Mr. Partho Datta, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Paresh Sukthankar.

The Committee met seven times during the year.

Credit Approval Committee

The Credit Approval Committee approves credit exposures, which are beyond the powers delegated to executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans. The Committee consists of Mr. Bobby Parikh, Mr. Keki Mistry, Mr. Vijay Merchant, Mr. Aditya Puri and Mr. Kaizad Bharucha.

The Credit Approval Committee met fifteen times during the year.

Premises Committee

The Premises Committee approves purchases and leasing of premises for the use of Bank’s branches, back offices, ATMs and residence of executives in accordance with the guidelines laid down by the Board. Mrs. Renu Karnad, Dr. Pandit Palande, Mr. Vijay Merchant and Mr. Aditya Puri are the members of the Committee.

The Premises Committee met six times during the year.

Nomination Committee

The Bank has constituted a Nomination Committee for recommending the appointment of directors on the Board of the Bank. The Nomination Committee scrutinizes the nominations of the directors with reference to their qualifications and experience. For identifying ‘Fit and Proper’ persons, the Committee adopts the following criteria to assess competency of the persons nominated:

•	academic qualifications, previous experience, track record; and

•	integrity of the candidates.

For assessing integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered. Mr. C. M. Vasudev, Dr. Pandit Palande and Mr. Partho Datta are the members of the Committee. All the members of the Nomination Committee are independent directors.

The Nomination Committee met three times during the year.

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

The members of the Fraud Monitoring Committee are Mr. C. M. Vasudev, Dr. Pandit Palande, Mr. Partho Datta, Mr. A. N. Roy, Mr. Keki Mistry and Mr. Aditya Puri.

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

The Board has constituted a CSR Committee with the following terms of reference:

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

Three meetings of the CSR Committee were held during the year.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

Our shareholders, have passed a special resolution through Postal Ballot pursuant to Section 180 (1) ( c ) of the Companies Act authorizing the Board of Directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed or to be borrowed from time to time (apart from acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by check, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed our aggregate of paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 200 billion over and above our aggregate paid-up capital and free reserves at any time.

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

        At the 18th Annual General Meeting held on July 13, 2012, the shareholders of the Bank approved the re-appointment of our Managing Director for the period from April 1, 2013 to October 31, 2015 and also approved the revised salary/compensation and allowances of the Managing Director, with effect from April 1, 2013, subject to the approval of the RBI. The RBI has since approved the reappointment of Mr. Aditya Puri as the Managing Director of the Bank for the period from April 1, 2013 to October 31, 2015 and the revision in his remuneration from April 1, 2013 onwards. The Board of Directors and the shareholders through resolutions passed by Postal ballot have approved the appointment of Mr. Paresh Sukthankar as Deputy Managing Director and Mr. Kaizad Bharucha as Executive Director with effect from December 24, 2013. The appointments are subject to the approval of the Reserve Bank of India and the approvals in this regard are pending.

For fiscal 2014, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Directors and members of our senior management was approximately Rs. 328.6 million. This remuneration includes basic salary, allowances, performance bonus, cash allowances in lieu of perquisites or taxable value of perquisites, if availed as computed as per Income-tax rules but excludes gratuity, provident fund settlement, superannuation settlement and perquisite on exercise of stock options.

Under our organizational documents, each director, except the Managing Director, Deputy Managing Director and Executive Directors, is entitled to sitting fees for attending each meeting of the Board of Directors or of a Board Committee. The amount of sitting fees is decided by the Board from time to time in accordance with limitations prescribed by the Companies Act or the Government of India. At the Board meeting held on October 17, 2006, it was decided that sitting fees for attending Board meetings and Committee meetings would be Rs. 20,000 per meeting, except in the case of meetings of the Investors’ Grievance (Share) Committee, for which the sitting fees are Rs. 10,000 per meeting. We reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. Stock options have not been granted to Non-Executive Directors

Mr. C.M. Vasudev, Chairman, was paid remuneration of Rs. 1.8 million during fiscal 2014. Mr. C.M. Vasudev is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2014 to Mr. Aditya Puri, Managing Director, Mr. Paresh Sukthankar, Deputy Managing Director, Mr. Harish Engineer and Mr. Kaizad Bharucha, Executive Directors are as follows:

Particulars	Aditya Puri	Harish Engineer*	Paresh Sukthankar	Kaizad Bharucha**
	(Rs. in million, except stock options)
Basic	23.8	6.1	12.1	0.9
Allowances and perquisites	15.3	10.2	9.3	3.2
Provident fund	2.9	0.7	1.5	0.1
Superannuation	3.6	0.9	1.8	0.1
Performance bonus	15.1	1.6	1.6	—
Number of stock options granted during the year	800,000	—	400,000	200,000

*	Mr. Harish Engineer retired from the services of the Bank on September 30, 2013
**	The remuneration paid to Mr. Kaizad Bharucha since his appointment as an Executive Director with effect from December 24, 2013

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

The details of sitting fees paid to Non-Executive Directors during fiscal 2014 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mr. C. M. Vasudev	800,000
Mr. Keki Mistry	540,000
Mrs. Renu Karnad	330,000
Mr. Vijay Merchant	500,000
Dr. Pandit Palande	760,000
Mr. Partho Datta	620,000
Mr. Bobby Parikh	800,000
Mr. Anami N. Roy	360,000

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 6.0 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.5 million per month are given in the Annexure to the Directors’ Report . Section 136(1) of the Companies Act, provides that the Annexures to the financial statements need not be circulated to shareholders of a listed company. Any shareholder wishing to obtain the details of remuneration may write to the Bank and obtain a copy of the Annexure to the Directors’ Report.

Other than our Chairman, Managing Director, Deputy Managing Director and Executive Directors, none of our directors has a service contract with us.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course within the Bank’s scheme, as is the case with employees of the Bank. This is within the provisions of local regulations. The below table provides the details of loans granted to our senior management as of March 31, 2014.

Name	Largest amount Outstanding since March 31, 2013	Amount outstanding as of March 31, 2014	Interest rate as of March 31, 2014	Nature of Loan
	(Rs. in million, except percentages)
Abhay Aima	6.34	6.20	10.15%	Housing Loan
Abhay Aima	0.44	0.32	5.00%	Personal Loan
Ashish Parthasarthy	6.55	6.47	10.15%	Housing Loan
Aditya Puri	5.00	5.00	10.15%	Housing Loan
Anil Nath	2.80	2.40	10.15%	Housing Loan
Anil Jaggia	20.00	20.00	10.15%	Housing Loan
Bhavesh Zaveri	0.49	0.34	5.00%	Personal Loan
Deepak Maheshwari	3.81	3.63	10.15%	Housing Loan
Kaizad Bharucha	4.50	4.43	10.15%	Housing Loan
Navin Puri	3.95	3.79	10.15%	Housing Loan
Navin Puri	0.21	0.11	5.00%	Personal Loan
Rahul Bhagat	7.07	6.92	10.15%	Housing Loan
Rajender Sehgal	3.81	3.67	10.15%	Housing Loan
Rajender Sehgal	0.58	0.56	5.00%	Personal Loan
Sashidhar Jagdishan	6.31	6.20	10.15%	Housing Loan
Sashidhar Jagdishan	0.47	0.35	5.00%	Personal Loan
Chakrapani V	3.68	3.52	10.15%	Housing Loan
Chakrapani V	0.26	0.17	5.00%	Personal Loan

Employees Stock Options

Our shareholders approved plan ‘A-(year 2000)’ in January 2000, plan ‘B-(year 2003)’ in June 2003, plan ‘C-(year 2005)’ in June 2005, plan ‘D-(year 2007)’ in June 2007, plan ‘E-(year 2010)’ in June 2010 and plan ‘F-(year 2013) in June 2013 for the issuance of stock options to employees and directors of the Bank under the Employees Stock Option Schemes (ESOSs), namely ESOS-001 to ESOS-022. Under plan ‘A’, the option price is set as the average of the daily closing prices on the Bombay Stock Exchange Limited during the 60 days preceding the grant date. Under plan ‘B’, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans ‘C’, ‘D’, ‘E’ and ‘F’, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans several times since January 2000. The options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50% and 50% on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant and options granted under ESOS-16, ESOS-17 and ESOS-18 vest at the rate of 75% and 25% on each of the two successive anniversaries following the date of grant and ESOS-19, ESOS-20, ESOS-21 and ESOS-22 vest at the rate of 40%, 30% and 30% on each of the three successive anniversaries . All the above are subject to standard vesting conditions. In fiscal 2014, 19.63 million equity shares having a face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs.39.3 million and the share premium by Rs. 7,415.1 million. As of March 31, 2014, 92.5 million options convertible to equity shares of Rs. 2.0 each were outstanding.

Other Compensation

All employees, including our Managing Director, Deputy Managing Director, Executive Directors and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level or above, including our Managing Director. Our gratuity fund, required to be paid to an employee post-completion of a minimum of 5 years of continuous service under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination / resignation of employment, pays a lump sum equivalent to 15 days basic salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13.0% (15.0% for the Managing Director, Deputy Managing Director and Executive Directors) of the eligible employee’s annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both employer and the employee contribute monthly at a determined rate (12.0% of the employee’s basic salary). Of this, the Bank contributes an amount (8.33% of the lower of Rs. 6,500 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund we set up which is administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2014. Based on this evaluation, our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective.

Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2014, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2014. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2014.

        Our independent registered public accounting firm, Deloitte Haskins & Sells LLP, has performed an integrated audit and has issued their report, included herein, on 1) our consolidated financial statements; and 2) the effectiveness of our internal control over financial reporting as of March 31, 2014.

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

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2013		March 31, 2014		Description of Services
	(in millions)
Audit services	Rs.	29.1	Rs.	32.3	Audit of financial statements
Audit-related services		—		—	Services related to review of financial statements and due diligence
Tax services		—		—	Tax audit, tax returns, tax processing, tax filing and advisory services
Other services		6.7		31.9	Special audit/other services
Total	Rs.	35.8	Rs.	64.2

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

Change in Certifying Accountant

As a result of a request for proposal process undertaken by the Audit Committee in a meeting held on March 3, 2014, the Audit and Compliance Committee of the Board decided to rotate the Bank’s current U.S. GAAP auditor, Deloitte Haskins & Sells LLP (“DHS LLP”). DHS LLP ceased to be auditors from July 31, 2014.

The Audit and Compliance Committee of the Board has appointed KPMG as the replacement for DHS LLP. The Board of Directors of the Bank, in a meeting held on March 24, 2014, endorsed the decision to appoint KPMG as the Bank’s new U.S. GAAP auditors for the year ended March 31, 2015. During the two fiscal years ended March 31, 2014 and March 31, 2013, DHS LLP has not issued any reports on the financial statements of the Bank that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of DHS LLP qualified or modified as to uncertainty, audit scope or accounting principles.

During the two fiscal years ended March 31, 2014 and March 31, 2013 and the subsequent interim period preceding the cessation there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to DHS LLP’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

        Further, in the two fiscal years prior to March 24, 2014 and the subsequent interim period preceding the cessation we have not consulted with KPMG for U.S. GAAP matters regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of HDFC Bank Limited; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F (a)(1)(v) of Form 20-F.

We have provided DHS LLP with a copy of the above disclosures. We have requested them to furnish us with a letter addressed to the Commission stating whether it agrees with the statements made by us in response to this Item 16F, and if not, stating the respects in which it does not agree. A copy of the letter dated July 31, 2014 from DHS LLP addressed to the Commission, is filed as Exhibit to this annual report.

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Indian Companies Act and our equity shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of the Securities and Exchange Board of India (“SEBI”) and the requirements of the listing agreements entered into with the Indian stock exchanges (“Listing Agreement”). We also have American Depository Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”).

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

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]

There is no requirement for such sessions at present. However, SEBI in its circular dated April 17, 2014 has announced certain amendments in the corporate governance rules as per the listing agreements with the Indian stock exchanges which will be effective later this year i.e. from October 1, 2014 (“revised corporate governance requirements”). The revised corporate governance requirements provide that the independent directors shall hold atleast one meeting a year without the attendance of non-independent directors and members of management.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]

At present an Indian stock exchange listed company may, but is not required to, have a nomination committee, and if it does, the committee need not be comprised entirely of independent directors. As per the revised corporate governance requirements, an Indian stock exchange listed company is required to constitute a nomination and remuneration committee with effect from October 1, 2014. The nomination and remuneration committee will comprise of atleast three non-executive directors and atleast half shall be independent directors.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	At present, if an Indian stock exchange listed company has a nomination committee, it is not required to have a charter for that committee. The performance evaluation of non-executive directors can be done by a peer group comprised of the entire board of directors, excluding the director being evaluated. However, the revised corporate governance requirements prescribe the role of the nomination and remuneration committee which includes formulation of criteria for evaluation of independent directors and the Board.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [NYSE Listed Company Manual Section 303A.05]	Presently as a non-mandatory Indian requirement, Indian stock exchange listed companies are encouraged to establish a compensation/remuneration committee to determine on behalf of the board and the shareholders the company’s policy on specific remuneration packages for executive directors, including compensation and pension rights. To avoid conflicts of interest, it is a non-mandatory requirement that any compensation committee may consist of at least three non-executive directors. It is also a non-mandatory requirement that the chairman of any compensation committee may be an independent director. However, as per the revised corporate governance requirements a company shall be required to set up a combined nomination and remuneration committee with effect from October 1, 2014. The role of this committee includes recommending to the Board a policy relating to the remuneration of the directors, key managerial personnel and other employees.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]

Effective October 1, 2014, an Indian stock exchange listed company shall have a nomination and remuneration committee. The role of this committee includes recommending to the Board a policy relating to the remuneration of the directors, key managerial personnel and other employees. The annual corporate governance report of an Indian stock exchange listed company generally provides details of remuneration, including brief details of the remuneration policy of the company and any compensation committee’s agreed terms of reference.

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

In accordance with the revised corporate governance requirements Indian stock exchange listed companies shall comply with the requirement relating to “risk management”. It includes establishing a procedure to inform the Board members about the risk assessment and minimization procedure, constituting a risk management committee of the Board and delegating powers to the Committee to monitor and review the risk management function. We have already constituted a Risk Policy and Monitoring Committee of the Board to review and monitor the risk management function prior to the revised corporate governance requirements coming into force. There is no requirement for such a committee under NYSE regulations for listed companies.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	There is a requirement of shareholders’ approval for equity compensation and material revisions thereto under the Companies Act and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 but not under Clause 49 of the Listing Agreement.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	There is no such mandatory requirement to adopt corporate governance guidelines. An Indian stock exchange listed company has to comply with all the requirements prescribed under Clause 49 of the Listing Agreement.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	An Indian stock exchange listed company needs to adopt a code of conduct / ethics applicable to all members of the board of directors and senior management one level below the board. The company’s annual report must contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct. The company’s annual report and quarterly compliance report on corporate governance must disclose any non-compliance with the code by the board members and senior management.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, Indian stock exchange listed companies are required to submit a quarterly compliance report. Indian stock exchange listed companies are also required to submit a certificate from either the auditors or practicing company secretaries regarding compliance with conditions of corporate governance on an annual basis.

Posting of Charters, Guidelines, etc. on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	There is no such similar requirement for an Indian listed company. However, the Board of an Indian listed company must have a code of conduct for all Board members and senior management of the company. The code of conduct must be posted on the website of the company.

Memorandum and Articles of Association

Our main objects are to carry on banking activity and other related activities. Our objects and purposes can be found in clauses A and B of our Memorandum of Association (the “Memorandum”).

Under the Articles of Association, a director may not vote, participate in discussions or be counted for purposes of a quorum with respect to any decision relating to whether we will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The board of directors may not hold meetings in the absence of a quorum. Under the Companies Act, the quorum for meetings of the board is one-third of the total number of directors (any fraction contained in that one-third being rounded off as one) or two directors, whichever is higher. However, where the number of interested directors is equal to or exceeds two-thirds of total strength, the remaining number of directors (i.e. directors who are not interested) present at the meeting, being not less than two will constitute the quorum during such time. Pursuant to the Companies Act, our directors have the power to borrow money for business purposes only with the consent of the shareholders (with certain limited exceptions) through a special resolution (with three-fourths majority).

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2014 by:

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

We were founded by HDFC Limited, a housing finance company in India. As of March 31, 2014, HDFC Limited, together with its subsidiaries, held an aggregate of 22.64% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	543,216,100	22.64%
Life Insurance Corporation of India	118,786,577	4.95%
Directors and relatives	4,364,786	0.18%

The ADSs are represented by underlying equity shares. As on March 31, 2014, Indian equity shares numbering 395,559,012 represent the ADSs and constitute 16.49% of the Bank’s capital. In our books only, the Depository, J.P. Morgan Chase Bank, is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

Housing Development Finance Corporation Limited (“HDFC Limited”)

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, we have an option but not an obligation to purchase up to 70% (or 55% in case all the loans purchased qualified for priority sector) of the fully disbursed home loans sourced under this arrangement. During fiscal 2014, we purchased AAA-rated home loans aggregating to Rs. 55,560.7 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 1,308.1 million from HDFC Limited in fiscal 2014 as fees for selling these loans and other services rendered. We paid Rs. 839.9 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 124.9 million was receivable from HDFC Limited as of March 31, 2014. An amount of Rs. 143.2 million was payable to HDFC Limited as of March 31, 2014

Property

We have facilities located on four properties owned or leased by HDFC Limited. In fiscal 2014, we paid an aggregate of Rs. 17.2 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2014, HDFC Limited held a deposit of Rs. 1.5 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2014 were Rs. 2,500.0 million and Rs. 70.8 million, respectively. We have issued guarantee of Rs. 1.1 million on behalf of HDFC Limited.

We paid a dividend of Rs. 2,162.7 million to HDFC Limited during fiscal 2014, as proposed in the previous fiscal year.

HDFC Standard Life Insurance Company Limited (“HDFC Standard Life”)

In fiscal 2014, we paid HDFC Standard Life Rs. 580.6 million as our contribution towards superannuation in respect of our employees. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 3,409.0 million for the sale of insurance policies and other services. As of March 31, 2014, commissions amounting to Rs. 340.7 million were receivable from HDFC Standard Life. As of March 31, 2014, HDFC Standard Life had invested Rs. 850.0 million in the Bank’s tier II bonds. During fiscal 2014, we sold to HDFC Standard Life, securities of Rs. 3,368.8 million.

HDFC Asset Management Company Limited (“HDFC AMC”)

During fiscal 2014, we earned Rs. 751.9 million as fees from HDFC AMC for distribution of units of mutual funds and other services rendered. As of March 31, 2014, fees of Rs. 145.7 million were receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)

We paid Rs. 1,099.0 million to HDFC Ergo towards insurance premiums in fiscal 2014. During fiscal 2014, we received Rs. 1,174.0 million for the sale of insurance policies and other services rendered. As of March 31, 2014, an amount of Rs. 146.8 million was receivable from HDFC Ergo. As of March 31, 2014, HDFC Ergo had invested Rs. 50.0 million in the Bank’s tier II bonds. During fiscal 2014, we debt sold securities of Rs. 248.6 million to HDFC Ergo. We have given a guarantee of Rs. 0.4 million on behalf of HDFC Ergo.

GRUH Finance Limited (“GRUH Finance”)

During fiscal 2014, we earned Rs. 3.0 million as fees from GRUH Finance for rendering cash management services.

Credila Financial Services Private Limited (“Credila”)

During fiscal 2014, we earned Rs. 3.8 million as fees from Credila for sourcing education loans. During fiscal 2014, we purchased from and redeemed debt securities to Credila of Rs. 2,365.6 million and Rs. 500.0 million respectively. As of March 31, 2014, our investments in debt securities of Credila amounted to Rs. 1,891.4 million and the outstanding balance of loan given was Rs. 0.3 million

Salisbury Investments Private Limited (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2014, we paid rent of Rs. 6.6 million for the residential accommodation of our Managing Director to Salisbury Investments in which the relatives of the Managing Director hold a stake.

International Asset Reconstruction Company Limited (“IARCL”)

IARCL was an associate of CBoP due to the latter’s investment in IARCL, which we took over on our acquisition of CBoP. As of March 31, 2014, the book value of our investment in the equity of IARCL was Rs. 311.7 million. We have an investment of Rs. 397.2 million in security receipts issued by IARCL as of March 31, 2014. During the year ended March 31, 2014, we received Rs. 1.9 million towards services rendered to IARCL. As of March 31, 2014, the outstanding balance of loans given to IARCL was Rs. 441.0 million. During fiscal 2014, we sold non-performing assets of Rs. 64.2 million to IARCL.

HDFC Realty Limited (“HDFC Realty”)

In fiscal 2014, we paid Rs. 0.5 million to HDFC Realty towards professional fees on real estate services. In the same period, we earned Rs. 8.1 million as fees from HDFC Realty for referring our clients seeking advisory services relating to real estate. As of March 31, 2014, fees of Rs.6.8 million were receivable from HDFC Realty.

Key Management Personnel and Their Relatives

In fiscal 2014, we paid a total remuneration of Rs. 110.8 million to Mr. Aditya Puri, our managing director, Mr. Paresh Sukthankar, our deputy managing director, Mr. Harish Engineer and Mr. Kaizad Bharucha, our executive directors. In the same fiscal year, we paid Rs. 3.0 million, Rs. 1.5 million and Rs. 0.5 million to Mr. Paresh Sukthankar, Mr. Harish Engineer and Mr. Kaizad Bharucha respectively, as rent for their residential accommodation. As of March 31, 2014, the outstanding balances of the security deposits we had given to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha were Rs. 15.0 million and Rs. 8.0 million, respectively. As of March 31, 2014, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Kaizad Bharucha were Rs. 5.0 million and Rs. 4.4 million, respectively. During fiscal 2014, equipment amounting Rs. 0.1 million were sold to key management personnel.

Other Strategic Investments

We frequently partner with other HDFC group companies when making strategic investments. We currently have two strategic investments in which HDFC group companies are co-investors. We are required to comply with the RBI regulations on holding equity stake in another company. The following is a list of strategic investments made by us and the HDFC group companies:

Company	Type of Business	HDFC Bank Investment		HDFC Bank Ownership	Total HDFC Group ownership
	(in millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	2.0	6.2%	23.2%
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	26.0	12.0%	26.0%

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

Since July 1, 2012, as amended by the Finance Act, 2012, in respect of a sale and purchase of equity shares entered into on a recognized stock exchange, (i) both the buyer and the seller are required to pay STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares. Since June 1, 2006, as amended by the Finance Act 2006, the seller of the shares is required to pay STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares.

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

Service Tax

Brokerage or commissions paid to stockbrokers in connection with the sale or purchase of shares listed on a recognized stock exchange in India are subject to a service tax of 12% (excluding an add-on tax at the rate of 3.0%) ad valorem. The stockbroker is responsible for payment of service tax and paying it to the relevant authority.

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

Distributions on Equity Shares or ADSs

Cash distributions made by us to a U.S. Holder with respect to equity shares or ADSs (including amounts withheld in respect of any Indian withholding taxes) generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our equity shares or ADSs will generally pay tax on such dividends at a reduced rate, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a passive foreign investment company (as discussed below), dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so as to allow all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the equity shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the equity shares or ADSs for more than one year. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

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

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act 1949 (the “Banking Regulation Act”). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 2013, Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.

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

Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision, under the chairmanship of its Governor, with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and non-banking finance companies. This Board oversees the functioning of the Department of Banking Supervision, Department of Non-Banking Supervision and Financial Institutions Division of the RBI and gives directions relating to regulatory and supervisory issues. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Entry of new banks in the private sector

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; and vi) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company, subject to compliance with certain specified criteria. Such a non-operative financial holding company is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. The RBI specified July 1, 2013 as the deadline for submission of applications for setting up new banks in the private sector, subsequent to which the RBI reviewed the applications and provided an in-principle approval to two applicants, IDFC Limited and Bandhan Financial Services Private Limited. The guidelines specify that the validity of an in-principle approval issued by RBI will be one year from the date of its issue, after which it will lapse automatically. However, the in-principle approval granted to IDFC Limited and Bandhan Financial Services Private Limited is valid for a period of 18 months, during which the applicants are required to comply with the requirements in the guidelines for licensing of new banks in the private sector and fulfill other conditions as may be specified by the RBI. The RBI will grant a license to commence banking operations only after it is satisfied that the applicants have complied with the conditions established as part of the in-principle approval. The applicants are prohibited from carrying out banking operations until the RBI issues the banking license.

Financial Holding Company Structure in India

The RBI constituted a Working Group in June 2010 to examine the feasibility of introducing a Financial Holding Company (FHC) Structure in India under the chairpersonship of the Deputy Governor. In May 2011, the Working Group submitted its report to recommend a roadmap for the introduction of a holding company structure in the Indian financial sector together with the required regulatory, supervisory and legislative framework. The report aims to serve as a guiding document for the introduction of an alternate organizational structure for banks and financial conglomerates in India. Key recommendations of the Working Group are as follows: i) FHC structure; ii) regulatory framework; iii) statutory and taxation related changes; iv) caps on expansion in non-banking business; v) capital raising; and vi) transitioning to the FHC structure. The RBI’s guidelines for licensing of new banks in the private sector make it mandatory for applicants to adopt the wholly owned non-operative financial holding company structure.

In August 2013, the RBI issued a discussion paper titled “Banking Structure in India—The Way Forward”. The key recommendations in the paper relate to: i) adoption of the FHC structure; ii) differential licensing (allowing banks to be licensed to provide only specified services); iii) consolidation of large Indian banks; iv) requiring large foreign banks to operate through subsidiaries in India and the reduction of the Government’s ownership of state-owned banks to ease the burden on the state where these banks will have to be capitalized to comply with Basel III requirements.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issues instructions and guidelines to banks on branch authorization from time to time. Branches are categorized as Tier 1 to Tier 6 based on population (as per the 2001 census) and classified in the following manner:

•	Tier 1—100,000 and above;

•	Tier 2—50,000 to 99,999;

•	Tier 3—20,000 to 49,999;

•	Tier 4—10,000 to 19,999;

•	Tier 5—5,000 to 9,999; and

•	Tier 6—Less than 5000

With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions such as (i) at least 25% of the total number of branches opened during the fiscal must be opened in unbanked rural (Tier 5 and Tier 6) centers, which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions; and (ii) the total number of branches opened in Tier 1 centers during a fiscal cannot exceed the total number of branches opened in Tier 2 to 6 centers and all centers in the north eastern states of India and the state of Sikkim. The guidelines also permit banks to open branches in Tier 1 centers over and above the number of branches opened in Tier 2 to Tier 6 centers subject to specified conditions.

The RBI also permits scheduled commercial banks to install off-site ATMs at centers/places identified by them, without the need to get permission from the RBI in each case. This, however, is subject to any direction which the RBI may issue, including for closure/shifting of any such off-site ATMs, wherever the RBI considers it necessary. Banks need to report full details of the off-site ATMs installed by them in terms of the above general permission.

Capital Adequacy Requirements

The RBI has issued guidelines for the implementation of the New Capital Adequacy Framework (Basel II). In order to maintain consistency and harmony with international standards, foreign banks in India and Indian banks having operational presence outside India were advised to adopt the Standardized Approach for Credit Risk and Basic Indicator Approach for Market Risk and Operational Risk with effect from March 31, 2008, while other commercial banks were advised to adopt these approaches with effect from March 31, 2009.

Under these guidelines, we were required to maintain a minimum ratio of capital to risk-adjusted assets and off-balance sheet items of 9%, at least 6% of which must be Tier I capital. Until March 31, 2013, we were also required to ensure that our Basel II minimum capital requirement continued to be higher than the prudential floor of 80% of the minimum capital requirement computed as per the Basel I framework for credit and market risks. In May 2013, the RBI withdrew the requirement of parallel run and prudential floor for implementation of Basel II vis-à-vis Basel I.

In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013, and in July 2013, the RBI issued a master circular consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) graded enhancement of the total capital requirement; iv) introduction of capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of Common Equity Tier I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity.

Under the Basel III capital regulations, the capital funds of a bank are classified into Common Equity Tier I (‘CET-I’), Additional Tier I (‘AT-I’) and Tier II capital. Tier I capital, comprised of CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of paid-up equity capital and reserves consisting of any statutory reserves, free reserves and capital reserves. AT-I capital is comprised of innovative perpetual debt instruments eligible for inclusion as AT-I capital. Regulatory adjustments/deductions such as equity investments in financial subsidiaries, intangible assets, deferred tax assets, gaps in provisioning and losses in the current period and those brought forward from the previous period are required to be deducted from CET-I capital in a phased manner over a period of three years.

Tier II capital consists of revaluation reserves (at a discount of 55.0%), general provisions and loss reserves (allowed up to a maximum of 1.25% of credit risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum 10 years and should not contain clauses that permit step-ups or other incentives to redeem). Capital instruments which no longer qualify as non-common equity Tier I capital or Tier II capital (such as capital debt instruments with step-ups) are being phased-out in a gradual manner beginning January 1, 2013.

Risk adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk weighted assets of credit risk, market risk and operational risk.

In respect of credit risk, the risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance sheet items. Standby letters of credit and general guarantees are treated similar to funded exposures and are subject to a 100.0% credit conversion factor. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0% while that for short-term self-liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20.0%. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0% or 50.0%, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.

The RBI, with effect from June 2013, prescribed a risk weight of 50.0% for residential mortgage loans of less than Rs. 2 million with loan-to-value ratios of up to 90.0% and for loans with values of more than Rs. 2 million but less than Rs. 7.5 million with loan-to-value ratios of up to 80.0% and a risk weight of 75.0% for mortgage loans above Rs. 7.5 million with loan-to-value ratios of up to 75.0%. Previously, the risk weight for residential mortgage loans of less than Rs. 3 million with loan-to-value ratios of up to 75.0% was 50.0% and for loans with values of more than Rs. 3 million but less than Rs. 7.5 million with loan-to-value ratios of up to 75.0% was 75.0%, for mortgage loans below Rs. 7.5 million with loan-to-values greater than 75.0% the risk weight was 100.0% and that for residential mortgage loans of Rs.7.5 million and above, irrespective of the loan to value ratio, was 125.0%. Consumer credit and advances that are included in our capital market exposure carry a risk weight of 125.0% or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150.0%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

A capital charge for operational risk equal to the average of 15.0% of a bank’s annual gross income (excluding extraordinary income) for the previous three years, where positive, has been prescribed.

Banks are required to maintain a capital charge for market risks on their trading books in respect of securities included under the held-for-trading and available-for-sale categories, open positions in bullion, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. With effect from fiscal 2015, banks are also required to quantify incurred credit valuation adjustment losses and standard credit valuation adjustment capital charge on their derivatives portfolio.

The Basel III capital regulations require a bank to maintain a minimum CET-I capital ratio of 5.5%, a minimum Tier I capital ratio of 7.0% and a capital conservation buffer of 2.5% of its risk weighted assets with the minimum overall capital adequacy ratio of 9.0% of its risk weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. In view of the gradual phase-in of regulatory adjustments to the common equity component of Tier I capital under Basel III, certain specific prescriptions of the Basel II capital adequacy framework (e.g. rules relating to deductions from regulatory capital, risk weighting of investments in other financial entities etc.) will also continue to apply until March 31, 2017 on the remainder of regulatory adjustments not treated in terms of Basel III rules.

In December 2013, the RBI released a draft framework for domestic systemically important banks (“D-SIBs”), in order to seek comments from banks, other institutions and the public at large. The draft framework discusses the methodology to be adopted by the RBI for identifying D-SIBs and proposes policies to which D-SIBs would be subjected to. The assessment methodology adopted by RBI is primarily based on the Basel Committee on Banking Supervision methodology for identifying global systemically important banks (“G-SIBs”), with suitable modifications designed to capture the domestic importance of a bank. The indicators used for assessment include: size, interconnectedness, substitutability and complexity. D-SIBs will be required to have an additional CET-I capital requirement ranging from 0.2% to 0.8% of risk weighted assets. The higher capital requirements applicable to D-SIBs will be phased-in from April 1, 2016 and would become fully effective from April 1, 2019. D-SIBs will also be subjected to differentiated supervisory requirements and a higher intensity of supervision based on the risks they pose to the financial system. The names of the banks that RBI identifies as D-SIBs are expected to be disclosed for the first time in fiscal 2016.

The RBI also released a draft report of the Internal Working Group on the implementation of countercyclical capital buffer (“CCCB”). The RBI, with the introduction of CCCB, seeks to ensure that not only individual banks remain solvent through a period of stress, but also that the banking sector has capital in hand to help maintain the flow of credit in the economy during economic downturns and periods of stress. The introduction of CCCB will require banks to have an additional capital requirement increasing linearly up to 2.5% of the risk weighted assets of a bank. The key recommendations of the internal working group on the implementation of CCCB in India include: (i) making use of indicators such as credit-to-GDP gap and increase in gross non-performing assets for prescribing CCCB requirements; (ii) linearly increasing the CCCB requirement up to 2.5% of the risk-weighted assets of banks, (iii) providing a lead time of 12 months for banks to comply with CCCB requirements; and (iv) mandating the requirement of CCCB on a standalone basis as well as consolidated basis for banks operating in India.

Loan Loss Provisions and Non-Performing Assets

The RBI has issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with US GAAP, loan loss provision is made in accordance with ASC 310 and as described under “Management’s Discussion and Analysis” and under note 2i, “Allowance for credit losses”, to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.

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

Asset Classification

Banks are required to classify NPAs into the following three categories:

Sub-standard Assets: Assets that are non-performing for a period not exceeding 12 months. Such an asset has well defined credit weaknesses that jeopardize the liquidation of the debt and is characterized by the distinct possibility that the bank will sustain some loss if deficiencies are not corrected.

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

Restructured Assets

The RBI has issued prudential guidelines on the restructuring of advances by banks. The guidelines essentially deal with the norms/conditions, the fulfillment of which is required to maintain the category of the restructured account as a “standard asset”. A standard asset can be restructured by rescheduling principal repayments and/or the interest element, subject to compliance with certain conditions, but must be separately disclosed as a restructured asset.

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

Distressed assets in Indian Economy

In February 2014, the RBI introduced a framework for Revitalizing Distressed Assets in the Economy, that outlines a corrective action plan to incentivize early identification of problem prone customers, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. These guidelines are applicable to all scheduled commercial banks, term-lending institutions and refinancing institutions (herein after “lenders”) and require these institutions to identify standard accounts showing signs of stress. Such accounts are to be categorized into different levels of Special Mention Accounts (“SMA”) based on the overdue vintage and signs of incipient stress. The RBI shall set up a Central Repository of Information on Large Credits (“CRILC”) to collect, store and disseminate credit related information to lenders. Lenders shall be required to report credit information, including the classification of an account as an SMA to the CRILC. Failure to report the SMA status of accounts to CRILC could lead to supervisory actions by the RBI such as accelerated provisioning on non-performing assets. In relation to accounts with a specified SMA category, where lenders collectively have an exposure to that borrower in excess of specified amounts, banks are required to form a Joint Lenders’ Forum (“JLF”) in order to explore various options to resolve the stress in the account and set right the irregularities/weaknesses in the account. The JLF may also decide the recovery process from among the various legal options available, subject to the consent of such majority of the lenders as required under the applicable laws.

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

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

Banks are required to make general provisions for standard assets for the funded outstanding on a global portfolio basis. The provisioning requirement for housing loans at teaser rates is 2.00% and will reduce to 0.40% after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard. In November 2012, the RBI increased the provisioning requirement for restructured standard assets from 2.0% to 2.75%. In May 2013, the RBI increased the provisioning requirement for all types of accounts restructured to 5.0% with effect from June 1, 2013. For the stock of restructured standard accounts as of May 31, 2013, this increase is required to be implemented in a phased manner by March 31, 2016. The provisioning requirements for other loans range from 0.25% to 1.00% on the outstanding loans based on the type of exposure. Derivative exposures, such as credit exposures computed as per the current marked to market value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold are subject to the same provisioning requirement applicable to the loan assets in the standard category of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.

Sub-Standard Assets

A general provision of 15.0% on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India (“ECGC”) guarantee cover and securities available. The unsecured exposures which are identified as sub-standard are subject to an additional provision of 10.0% (i.e. a total of 25.0% on the outstanding balance). However, unsecured loans classified as sub-standard, where certain safeguards such as escrow accounts are available, are subject to an additional provision of only 5.0% (i.e. a total of 20.0% on the outstanding balance).

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

Floating Provisions

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. In February 2014, the RBI permitted banks to utilize a prescribed percentage of the floating provisions held as of March 31 of the previous fiscal year for making specific loan loss allowances for impaired accounts. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of credit risk-weighted assets. We have elected to treat floating provisions as part of Tier II capital. Further, floating provisions would not include specific voluntary provisions made by banks for non-performing advances at rates which are higher than the stipulated rates and consistently adopted from year to year.

Prudential Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital), and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0% as of September 30, 2010. Under the current regime i) the PCR of 70.0% may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; ii) the surplus of the provision under PCR over the amount required by the guidelines, would be treated as “countercyclical provisioning buffer”; and iii) banks may utilize up to 33% of the countercyclical provisioning buffer provisions held by them as on March 31, 2013 to make specific provisions for NPAs during periods of system wide downturn, as per the policy approved by the bank’s board of directors with the prior approval of the RBI. The RBI released a discussion paper on dynamic loan loss provisioning framework in March 30, 2012. The framework proposes to replace the existing standards of general provisioning and recommends that banks make provisions on their loan book based on historical loss experience for different asset classes. Banks can draw down from dynamic provisions during periods of downturn. The RBI has advised that the dynamic provision framework is expected to be in place with improvement in the system.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. A bank could also sell a standard asset only if (i) the borrower has a consortium or multiple banking arrangement; (ii) at least 75.0% by value of the total loans to the borrower are classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0%, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Guidelines on Sale and Purchase of Non-Performing Assets (NPAs) among Banks, Financial Institutions and Non-banking Financial Institutions

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, in July 2005, the RBI issued guidelines for the purchase/sale of NPAs among banks, financial institutions and non-banking finance companies. In terms of these guidelines, banks’ boards are required to establish policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller, on a cash basis, with the entire consideration being paid up-front, and after the sale there should not be any known liability devolving on the seller. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the NPA on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

        In February 2014, the RBI issued guidelines wherein the requirement of a minimum holding period of two years by the seller in relation to sale transactions with other banks, financial institutions and non-banking finance companies, was removed. These guidelines reduce the requirement of the holding period by the purchasing bank to 12 months before it can sell the asset to another bank, financial institution or non-banking finance company.

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

In May 2012, the RBI revised the guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance sheet standard assets (except those expressly disallowed in the guidelines) are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e. the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas branches of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been established to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines will be assigned very high risk weights under capital adequacy norms. The guidelines on transfer of assets through securitization and direct assignment of cash flows do not apply to:

•	transfer of loan accounts of borrowers by a bank to other bank/financial institutions/non-banking finance companies and vice versa, at the request/instance of borrower;

•	inter-bank participations;

•	trading in bonds;

•	sale of entire portfolio of assets consequent upon a decision to exit the line of business completely (which should have the approval of board of directors of the bank);

•	consortium and syndication arrangements and arrangement under corporate debt restructuring mechanism; and

•	any other arrangement/transactions, specifically exempted by the RBI.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern loans made by banks in India. The RBI issues directions covering the loan activities of banks. Major guidelines include norms for bank lending to priority sectors, non-bank financial companies, guidelines on banks’ benchmark lending rates, base rates and norms for loans against shares.

In terms of Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares. A banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors has an interest as a partner, manager, employee or guarantor or any other company (not being a subsidiary of the banking company or a company registered under section 8 of the Companies Act, 2013 or a Government company), or the subsidiary or the holding company of such a company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exceptions in this regard which exclude any transaction which the RBI may specify by general or special order as not being a loan or advance for the purpose of such section. The Government may, on the recommendation of the RBI and subject to conditions as it may deem fit to impose, exempt any banking company from the restriction on lending to the subsidiary, holding company or any other company in which any of the directors of the banking company is a director, managing agent, manager, employee, guarantor or in which such person holds substantial interest.

In the context of granting greater functional autonomy to banks, effective October 18, 1994, the RBI decided to remove restrictions on the lending rates of scheduled commercial banks for credit limits of over Rs. 0.2 million. Banks were given the freedom to fix the lending rates for such credit limits subject to the Benchmark Prime Lending Rate (“BPLR”) and spread guidelines. The BPLR system, however, fell short of its original objective of bringing transparency to lending rates. This was mainly because under the BPLR system, banks could lend below BPLR. Banks consequently were advised by the RBI to switch over to the system of Base Rate with effect from July 1, 2010. The base rate system is aimed at enhancing transparency in lending rates of banks and enabling better assessment of transmission of the monetary policy. The Base Rate includes all elements of the lending rates that are common across all categories of borrowers. Banks may choose any benchmark to arrive at their Base Rate for a specific tenor that may be disclosed. For loans sanctioned up to June 30, 2010, the BPLR was applicable. However, for loans sanctioned up to June 30, 2010 but renewed from July 1, 2010, the Base Rate is applicable.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector are set forth in the RBI guidelines on Priority Sector Lending—Targets and Classification issued in July 2013. The priority sector is broadly comprised of agriculture, micro and small enterprises (“MSEs”), education and housing, export credit and others subject to certain limits. The guidelines take into account the revised definition of MSEs as per the Micro, Small and Medium Enterprises Development Act, 2006.

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on March 31 of the previous year.

Domestic banks are required to achieve total priority sector lending equivalent to 40.0% of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher. Of this, indirect lending to the agriculture sector in excess of 4.5% of ANBC or CEOBE, whichever is higher, will not be taken into consideration for computing performance under the 18.0% target. However, all agricultural advances under the categories ‘direct’ and ‘indirect’ will be taken into consideration in computing performance under the overall priority sector target of 40.0%. Advances to weaker sections are required to be 10.0% of ANBC or CEOBE, whichever is higher. Loans up to Rs. 2.5 million per borrower under housing finance in locations with a population in excess of 1 million and up to Rs. 1.5 million per borrower under housing finance in other locations, excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes including vocational courses up to Rs. 1.0 million for studies in India and Rs. 2.0 million for studies abroad are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans will be eligible for classification under the priority sector only if certain criteria are fulfilled. RBI issued guidelines in May 2014 permitting banks to include deposits made by them with the National Bank for Agriculture and Rural Development (“NABARD”) in lieu of non-achievement of priority sector lending targets as part of indirect lending to the agriculture sector. The outstanding deposits will also be considered in the computation of the ANBC. Previously fresh deposits made by banks with the NABARD were not eligible to be considered as indirect finance subsequent to the fiscal year 2007.

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

Lending to Infrastructure Sector and Affordable Housing Sector

In order to allow banks to raise long-term funds for project loans to the infrastructure sector and the affordable housing sector, the RBI in July 2014 issued guidelines for issuance of long term bonds by banks for financing infrastructure project loans and lending to the affordable housing sector; and guidelines for flexible structuring and refinancing of new project loans to infrastructure and core industries sectors. Under these guidelines, banks are permitted to issue long-term fully paid, redeemable and unsecured bonds with a minimum maturity of seven years to enable lending to long term projects in certain specified infrastructure sub-sectors, and affordable housing sector as prescribed in the guidelines. To encourage lending to these sectors, banks have been permitted to exclude these long-term bonds from the reserve requirements and such lending from the ANBC computation for the purposes of priority sector lending targets, in accordance with these guidelines.

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

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of a bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of a bank. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards as per the bank’s last audited balance sheet. Infusion of Tier I or Tier II capital either through domestic or overseas issuance after the audited balance sheet date is also eligible for inclusion in the capital funds for determining the exposure ceiling. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of exposure to a borrower or a borrower group by a further 5.0% of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0% of capital funds in respect of a bank’s exposure to oil companies to whom specified oil bonds have been issued by the Government of India. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where they had exceeded the prudential exposure limits during the year.

The exposure (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC or NBFC-asset financing companies (“NBFC-AFC”) must not exceed 10.0% or 15.0%, respectively, of the bank’s capital funds. Banks may however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0% of capital funds, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Exposure of a bank to infrastructure finance companies (“IFC”) should not exceed 15.0% of its capital funds, with a provision to increase it to 20.0% if the same is on account of funds on-lent by the IFC to the infrastructure sector. Further, all banks may also consider fixing internal limits for their aggregate exposure to all NBFCs put together.

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

The aggregate exposure that a bank has to the capital markets in all forms (both fund and non-fund based) must not exceed 40.0% of its net worth (both for the stand-alone and the consolidated bank) as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to VCFs must not exceed 20.0% of its net worth (both for the stand-alone and the consolidated bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

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

Regulations Relating to Other Loan Exposures

The RBI requires banks to have put in place a policy for exposure to real estate with the approval of their boards. The policy is required to include exposure limits, collateral to be considered, collateral cover and margins and credit authorization. The RBI has also permitted banks to extend financial assistance to Indian companies for the acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investments. Banks are not however permitted to provide companies “acquisition finance” to acquire companies in India.

Limits on intra group transactions and exposures

In February 2014, RBI issued guidelines on the management of intra-group transactions and exposures which will be effective from October 1, 2014. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (“ITEs”) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Effective October 2014, a bank’s exposure to non-financial or unregulated financial services entity in its group will be capped at 5% of its paid-in capital and reserves and its exposure to regulated financial services company in its group will be capped at 10% of its paid-in capital and reserves. Appropriate transitional arrangements have been prescribed for banks whose exposures breach the limits once the guidelines are implemented.

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0% of its net worth as of March 31 of the previous year. A bank’s aggregate investment in subordinated bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted to up to 10.0% of the investing bank’s capital funds (Tier I plus Tier II capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status are either risk weighted or deducted from the investee bank’s capital, for capital adequacy purposes, depending upon the extent of investment as prescribed by RBI under the Basel III capital regulations.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0% by an additional 10.0%, provided the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by Securitization Companies (“SC”)/Reconstruction Companies (“RCs”) set up under SARFEASI and registered with RBI. Investments in security receipts issued by SCs/RCs registered with RBI, investments in asset-backed securities and mortgage-backed securities, which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity. Banks are not permitted to invest in unrated non-SLR securities except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10% for unlisted non-SLR securities.

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

•

Held to maturity (“HTM”) investments compulsorily include recapitalization bonds received from the Government, investments in subsidiaries and joint ventures and investments in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of these bonds must be of seven years at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of total investments. Banks are permitted to exceed the limit of 25.0% of investments for the held to maturity category provided the excess is comprised only of investments eligible for statutory liquidity ratio and the aggregate of such investments in the held to maturity category does not exceed a specified percentage of the prescribed demand and time liabilities.

•	Profit on the sale of investments in the HTM category is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•	Investments under the held for trading category must be sold within 90 days; in the event of an inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities must be shifted, with the approval of the board of directors, the asset liability management committee or the investment committee, to the available for sale category.

•	Available for sale and held for trading securities are required to be valued at market or fair value at prescribed intervals. The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the RBI price list or prices declared by the Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available for sale and held for trading securities.

•	Profit or loss on the sale of investments in both the held for trading and available for sale categories is recorded in the income statement.

•	Shifting of investments from or to held to maturity may be done with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done with the approval of the board of directors, the asset liability management committee or the investment committee; shifting from held for trading to available for sale is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the board of directors, the asset liability management committee or the investment committee.

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

With effect from December 16, 2011, the RBI also permitted banks the flexibility to offer varying rates of interest on Non-Resident (External) (“NRE”) and Non-Resident (Ordinary) (“NRO”) deposit accounts. However, banks are not permitted to offer rates of interest on NRE or NRO deposit accounts that are higher than those offered on domestic rupee deposit accounts of the same tenor and maturity.

Previously, banks were required to pay interest of 4.0% per annum (increased from 3.5% effective May 2011) on domestic savings deposits, rupee denominated Non-Resident (External) Accounts Scheme and Ordinary Non-Resident Scheme savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted to pay an additional interest of 1.0% over the interest payable on deposits from the public.

The RBI has prescribed minimum and maximum maturity thresholds for certain types of deposits.

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic time deposits of the same maturity based on the size of these deposits, subject to the following conditions:

•	time deposits are of Rs. 10.0 million (increased from Rs. 1.5 million with effect from April 1, 2013) and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

To achieve greater financial inclusion, banks have been advised by the RBI to offer a basic savings bank deposit account without any requirement of minimum balance and without carrying a charge for the stipulated basic minimum services that would make such accounts available as a normal banking service to all.

Foreign Currency Non-Resident (Bank) Accounts

As an accelerated measure to increase foreign currency flows into the country, the RBI had, in the second half of fiscal 2014, permitted banks in India to raise foreign currency non-resident (bank) (“FCNR(B)”) deposits within a specified time period and in-turn swap them into rupees with the RBI at concessional rates. These FCNR(B) deposits could be funded by (i) inward remittances received from outside of India through the normal banking channels; (ii) debiting non-resident bank accounts maintained with an authorized dealer in India; (iii) transferring funds from existing non-resident external accounts; or (iv) any other funds which were repatriable under the extant RBI regulations. The RBI permitted FCNR(B) deposit holders to avail credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities.

In January 2014, the RBI exempted the FCNR (B)/ NRE deposits raised by banks during a specified period from the legal reserve requirements. The RBI also permitted exclusion of loans made in India against these FCNR (B) /NRE deposits from the ANBC computation for priority sector lending targets.

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

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the RBI master circular on Know Your Customer norms/Anti-Money Laundering standards/Combating of Financing of Terrorism (CFT)/Obligation of banks under PML Act issued in July 2013.

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

CRR is required to be maintained on an average basis for a two-week period and should not fall below 70.0% of the required CRR on any particular day. The CRR requirement as of March 31, 2014 was 4.0% of the prescribed net demand and time liabilities of the bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0% with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the the minimum daily maintenance of the CRR from 99.0% of the requirement to 95.0%.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and was at 23.0% as of March 31, 2014. With effect from June 14, 2014, the RBI reduced the statutory liquidity ratio from 23.0% to 22.5%. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

Regulations on Asset Liability Management

Since 1999, the Reserve Bank of India (RBI) has issued several guidelines relating to Asset-Liability Management (“ALM”) in banks in India. The RBI guidelines cover, inter alia, the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for 1 day, 2-7 days, 8-14 days and 15-28 days set at 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time buckets in order to recognize the cumulative impact on liquidity. In respect of other time periods, the RBI has directed banks to lay down internal standards in respect of liquidity gaps. In order to recognize the cumulative impact on liquidity, banks are also advised to prepare the statement of structural liquidity on a daily basis and also undertake dynamic liquidity management. Banks are required to submit the liquidity statements periodically to RBI, as specified in these guidelines.

RBI’s “Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk” issued in November 2010 mandate banks in India to evaluate interest rate risk using both methods i.e. Traditional Gap Analysis (“TGA”) and Duration Gap Analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

Further, RBI guidelines on Stress Testing issued in 2007 has reinforced stress testing as an integral part of a bank’s risk management process, and the results are used to evaluate the potential vulnerability to some unlikely but plausible events or movements in financial variables that affect both interest rate risk and liquidity risk in the bank. In December 2013, the RBI specified the minimum level of stress testing to be carried out by all banks.

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

In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (“LCR”), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the ‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’ in January 2013 and the ‘Liquidity Coverage Ratio Disclosure Standards’ in January 2014 by the Basel Committee On Banking Supervision. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets which could be converted into cash to meet its liquidity needs for a 30 calendar day time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100% is being implemented in a phased manner over a period of four years, with a minimum requirement of 60% effective January 1, 2015.

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

Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act, 1999 (“Foreign Exchange Management Act”). As an authorized dealer, we are, as required, enrolled as a member of the Foreign Exchange Dealers Association of India (“FEDAI”) which prescribes the rules relating to the foreign exchange business in India.

We are required to determine our limits on open positions and maturity gaps in accordance with RBI guidelines and within limits approved by the RBI. Further, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

Capital and provisioning requirements for bank’s exposures to entities with unhedged foreign currency exposure

In January 2014, the RBI introduced incremental provisioning and capital requirements for a bank’s exposure to entities with unhedged foreign currency exposure. These guidelines are applicable with effect from April 1, 2014. These guidelines require banks to collect specific information from its customers and assess the extent to which the customer is exposed to unhedged foreign currency on account of the volatility in the exchange rate of Rupee vis-à-vis foreign currencies. The guidelines prescribe methodology to be followed by the banks for calculating the incremental provision and capital requirements.

Setting up wholly owned subsidiaries by foreign banks

In November 2013, the RBI released its framework for establishing wholly owned subsidiaries of foreign banks in India, which aims to tighten regulatory control and encourage foreign banks to convert their existing branches into wholly owned subsidiaries.

Key features of the framework include:

•	requiring certain foreign banks, including banks with complex structures and banks belonging to jurisdictions which: (i) do not have adequate disclosure requirements; or (ii) have legislation which give preferential treatment to deposits of the home country in a winding up proceeding, to set up a wholly owned subsidiary in order to enter the Indian market;

•	permitting foreign banks which do not fall under the above categories to either set up a branch office or a wholly owned subsidiary;

•	offering near national treatment to wholly owned subsidiaries of foreign banks, subject to certain conditions;

•	requiring newly incorporated wholly owned subsidiaries to have an initial minimum paid-up voting equity capital of 5 billion rupees. In the case of existing branches of foreign banks which wish to convert into a wholly owned subsidiary, it must have a minimum net worth of 5 billion rupees;

•	requiring at least 50% of the board of directors of wholly owned subsidiaries to be Indian nationals, non-resident Indians or persons of Indian origin; and

•	mandating that wholly owned subsidiaries comply with the priority sector lending requirements applicable to domestic commercial banks.

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

In terms of the guidelines prescribed by the RBI, overseas foreign currency borrowings by banks in India (including overdraft balances in nostro accounts not adjusted within five days) should not exceed 100.0% of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

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

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0% of the profits of each year before any dividend is declared. Banks are required to take prior approval from the RBI before appropriating any amount from the reserve fund or any other free reserves. The Government may, on the recommendation of the RBI, exempt a bank from requirements relating to its reserve fund.

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

Banks which comply with the above prudential requirements can pay dividends subject to compliance with the following conditions:

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

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to inter alia permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0% to 26.0% in a phased manner.

Restriction on Transfer of Shares

RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0% or more of its total paid-up capital.

Regulatory Reporting and Examination Procedures

The RBI is empowered under the Banking Regulation Act to inspect the books of accounts and the other operations of a bank. The RBI monitors prudential parameters at regular intervals. The findings of these inspections are provided to banks, who are required to comply with the actions recommended in order to correct any discrepancies in their operations as contained in the inspection findings within a stipulated time frame. Further, banks are required to keep the inspection report confidential as per the instructions issued by the RBI. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:

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

The RBI has rolled-out a risk based supervision (“RBS”) framework which envisages continuous monitoring of banks through robust offsite reports to the RBI coupled with need based on-site inspection. This framework has been implemented by RBI for specific banks with effect from fiscal year 2014. We have been identified as one of the banks under the RBS framework.

Penalties

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

In March 2013, there were certain allegations published in the media against us and other banks in the private sector. We investigated, as a matter of priority, if any breach of the KYC and AML guidelines specified by the RBI had occurred. The RBI also conducted a scrutiny of our books of accounts, internal control, compliance systems and processes during March and April 2013. The scrutiny did not reveal any incident of money laundering. However, the RBI discovered certain irregularities and violations, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for sale of third party products, sale of gold coins for cash in excess of Rs. 50,000 and non-submission of proper information required by the RBI. Based on its assessment, the RBI imposed on us a monetary penalty of Rs. 45 million in June 2013, which we have since paid. A press release dated July 15, 2013 issued by the RBI states that a similar scrutiny was also conducted at the offices of 29 other banks during April 2013. The RBI levied a penalty of Rs. 495.1 million on 22 of these banks and issued cautionary letters to seven banks. We have initiated steps to further strengthen our processes and procedures to further reduce the risk of such irregularities and violations.

During fiscal 2014, the RBI carried out a scrutiny of a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. The RBI had issued show cause notices to these banks in March 2014. Based on its assessment, the RBI in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on ‘Lending under Consortium Arrangement/Multiple Banking Arrangements’.

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

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk-taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines were effective fiscal 2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-to-case basis.

Regulations and Guidelines of the SEBI

The Securities and Exchange Board of India (“SEBI”) was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of its capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with SEBI the functions, responsibilities and the code of conduct applicable for each of these activities.

Foreign Ownership Restriction

Aggregate foreign investment in the Bank from all sources (including from foreign portfolio investors (FPIs) may not exceed 49.0% of our paid-up equity share capital under the automatic rules of the RBI; however, the limit for aggregate foreign investment in the Bank from all sources may be increased to an amount that may not exceed 74.0% of our paid-up equity share capital upon the submission and approval of the Bank’s application to the Foreign Investment Promotion Board of India (FIPB). The Bank was informed in October 2013 that the aggregate foreign investment in the Bank exceeded 49% of our paid-up equity share capital. The Bank submitted an application to the FIPB in November 2013 seeking approval and ratification of an aggregate foreign investment of 67.55% of our equity share capital. In December 2013, the RBI banned any further purchases of the Bank’s shares by foreign investors until a determination is made on our application. The primary question to be resolved by the FIPB and the RBI with respect to foreign investment in the Bank is determining whether HDFC Limited should be considered a foreign entity investor in HDFC Bank, as foreign investors hold a majority of the shares in HDFC Limited. HDFC Limited’s investments in the Bank occurred prior to a February 2009 policy change by the Government of India that changed the guidelines to calculate indirect foreign investments when analyzing the total direct and indirect foreign investment in an Indian company. As of March 31, 2014, HDFC Limited, together with its subsidiaries, held an aggregate of 22.64% of our equity shares. See “Principal Shareholders”. Until the FIPB and the RBI make a determination on our application, there have been and may continue to be limitations on foreign investments in our shares. See “Risk Factors—Foreign investment in our shares may be limited pending an application to the FIPB and the RBI to permit additional aggregate foreign investment in the Bank’s paid-up equity share capital.” In addition to the outstanding application to the FIPB to allow for 67.55% aggregate foreign investment, the Bank is preparing an additional application to the FIPB to request approval of up to 74% aggregate foreign investment in the Bank. This additional application is the result of a resolution passed at the Bank’s Annual General Meeting in June 2014 that would authorize FIIs, foreign direct investments (FDI) including ADRs/global depository receipts and indirect foreign investments such that the combined foreign investment in the Bank would be permitted up to an aggregate limit of 74% of the equity share capital of the Bank. In conjunction with the resolution to allow greater foreign investment in the Bank, a separate resolution was also passed at the June 2014 Annual General Meeting authorizing the Bank to raise up to an additional Rs. 100 billion in additional capital. Taken together, the application to the FIPB to raise the permitted aggregate foreign investment in the Bank to 74% of equity share capital and the resolution authorizing the Bank to raise additional capital are intended to enable the Bank to raise additional capital to meet its capital adequacy requirements as necessary and to fund future growth objectives.

Shares held by FPIs under portfolio investment schemes through stock exchanges may not exceed 49.0% of our paid-up equity share capital. Further, as per the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0% or more of our paid-up capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares.

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

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies (“Special Provisions”) Act, 1985 (“SICA”), Recovery of Debts Due to Banks and Financial Institutions Act, 1993 (“DRT Act”) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The SICA provides for reference of “sick” industrial companies, to the Board for Industrial and Financial Reconstruction (“BIFR”). Under the SICA, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2004 (the “SICA Repeal Act”). However, pursuant to the SICA Repeal Act, which is due to come into force on a date to be notified by the central Government in the official gazette, the provisions of the Companies Act, 2013 or the Companies Act, 1956 (as applicable) will apply in relation to “sick” companies, under which the reference must be made to the National Company Law Tribunal, in place of the BIFR.

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

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or by current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate, except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, the RBI permits persons resident in India to remit monies outside India for any permissible current or capital account transaction or a combination of both. The limit for such remittances varies: it has been increasing from 2000 and was US$ 200,000 per financial year, but was reduced to US$ 75,000 in September 2013 for exchange control purposes.

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

Unlisted companies (private or public) who were previously prohibited from issuing ADSs on non-Indian stock exchanges if they were not already listed on a stock exchange in India were in October 2013 granted a general permission to list on non-Indian stock exchanges without having to be listed in India, subject to certain conditions.

In April 2014, the provisions of the Companies Act, 2013 regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M. S. Sahoo Committee, which had drafted a new scheme to regulate ADRs and notification of the new scheme is pending. The relevant provisions of the Companies Act, 2013 and the new scheme will only apply to depository receipts (including ADSs) issued after 1 April and the date of the notification of the new scheme respectively.

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

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The Government of India regulates ownership of Indian companies by non-residents. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act. The Foreign Exchange Management Act when read together with the regulations issued thereunder by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

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

Under the foreign investment rules, the following restrictions are applicable to foreign ownership:

•	Foreign investors may own up to 74.0 % of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0% is permitted under the automatic route and FDI above 49.0% requires prior approval of the FIPB. It includes FDI, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors (“FIIs”) and also by non-resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents.

•	Under the Issue of Foreign Currency Convertible Bonds and Equity Shares (through Depositary Receipt Mechanism) Scheme, 1993, foreign investors may purchase ADSs subject to the receipt of all necessary government approvals at the time the depositary receipt program is set up. With a view to liberalizing the operational procedures, the Government of India’s Ministry of Finance and the RBI have granted a general approval to ADS issues, subject to certain restrictions. However, price of offering is determined by the lead manager of the offering. The issue of ADSs must be made at a price that is not lower than the average of the weekly high and low of the closing prices of the related shares quoted on the stock exchange during the two weeks preceding the relevant date. The relevant date is the date of the meeting in which the board of the company or the committee of directors duly authorized by the board of the company decides to open the proposed issue. This pricing requirement will be dispensed with if the ADSs are offered simultaneously with or within 30 days of a domestic offering of equity shares and if the ADSs are priced at or above the price of the domestic offering. Companies contemplating such a simultaneous or immediately follow-on offering must obtain prior approval of SEBI and must make the follow-on offering within 30 days.

•	Under the portfolio investment scheme, FIIs, subject to registration with SEBI and the RBI, may hold in aggregate up to 24.0% of the paid-up equity capital of a company (including a private sector banking company). Subject to a resolution of the board of directors, a special resolution of the shareholders and prior notification to the RBI, this limit may be raised to 49.0% of the total issued capital of a private sector banking company; Furthermore, no single FII may own more than 10.0% of the total issued capital of the company. A foreign corporate or individual sub-account of the FII may not hold more than 5.0% of the total issued capital of a company; though a broad-based sub-account may hold up to and including 10.0% of the total issued capital of a company. No single non-resident Indian may own more than 5.0% of the total issued capital of the company and aggregate limit cannot exceed 10.0% of the total paid up capital. However, non-resident Indians holdings can be allowed up to 24.0% of the total paid-up capital provided the banking company passes a special resolution of the shareholders to that effect and gives prior notification to the RBI. In addition, overseas corporate bodies (i.e. entities in which non-resident Indians hold atleast 60%) are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

SEBI, through the SEBI (Foreign Institutional Investors) Regulations 1995 (the “FII Regulations”), has provided that an FII may issue, deal in or hold offshore derivative instruments (“ODIs”) such as participatory notes, equity-linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities that are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with the “know your client” requirement. The FII is also required to ensure that no further issue or transfer of any ODI is made to any person other than a regulated entity. Sub-accounts cannot issue ODIs.

FPI Regulations

The SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “FPI Regulations”), has replaced the FII Regulations and the regime for investments by qualified foreign investors (“QFIs”). The FPI Regulations were notified on January 7, 2014, but will come into effect on June 1, 2014. Pursuant to the FPI Regulations, all existing FIIs, sub-accounts and certain QFIs are deemed to be FPIs. The investment restrictions applicable to FIIs and QFIs are therefore now applicable to FPIs.

The FPI Regulations specifies that the shares purchased by a single FPI or an investor group must be below 10% of the issued capital of a company. This is a departure from the FII Regulations which permitted an individual FII to hold up to 10% of the issued capital of a company in its own account and up to 10% on behalf of its sub-accounts (the limit being 5% in case the sub-accounts are foreign corporates or individuals). All existing investments by FIIs/QFIs/sub-accounts are grandfathered, i.e., if an FPI already holds 10% of the issued capital of a company, it is not required to divest its existing holdings to comply with the stipulation to hold “below 10%”.

        Under the FPI Regulations, only those entities that are regulated by an appropriate foreign regulatory authority are permitted to enter into ODIs. However, entities that are themselves unregulated but managed by a regulated entity will now be eligible counterparties for ODIs under the FPI Regulations if such entities (i) have previously entered into an ODI with an FII at any time prior to January 7, 2014, and (ii) are registered as a client of the FII. Hence, all outstanding ODI transactions and counterparties under the FII Regulations will be treated as permitted ODI transactions and counterparties under the FPI Regulations.

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. In our ADSs offering, we obtained the in-principle approval of the relevant stock exchanges for listing of the equity shares underlying the ADSs. We were not required to obtain the prior approval of the FIPB or the RBI. Notwithstanding the foregoing, if a FII, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the portfolio investment limitations mentioned above. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and FIIs above the FDI ownership levels set forth above require the Government of India’s approval on a case-by-case basis. Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 25.0% of our total equity, such investor may be required to make a public offer to the remaining shareholders under the Takeover Code.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2014. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on those criteria and our assessment we believe that, as of March 31, 2014, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, Deloitte Haskins & Sells LLP, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

July 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the Internal Control over Financial Reporting of HDFC Bank Limited and its subsidiaries (the “Bank”) as of March 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2014 of the Bank and our report dated July 30, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells LLP

Chartered Accountants

Mumbai, India

July 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and its subsidiaries (the “Bank”) as of March 31, 2013 and 2014, and the related consolidated statements of income, statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2014. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HDFC Bank Limited and its subsidiaries as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2014 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2014, also comprehended the translation of Indian Rupee amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(y). Such U.S. dollar amounts are presented solely for the convenience of the readers in the United States of America.

s/ Deloitte Haskins & Sells LLP

Chartered Accountants

Mumbai, India

July 30, 2014

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2013		2014		2014
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	218,740.2	Rs.	370,835.2	US$	6,180.6
Term placements		199,265.7		176,481.7		2,941.4
Investments held for trading, at fair value		87,383.5		65,077.9		1,084.6
Investments available for sale, at fair value [includes restricted investments of Rs. 805,912.3 and Rs. 670,603.5 (US$ 11,176.7), respectively]		1,018,071.5		908,824.3		15,147.1
Securities purchased under agreements to resell		67,000.0		57,322.6		955.4
Loans [net of allowance of Rs. 33,694.2 and Rs. 42,613.2 (US$ 710.3), respectively]		2,504,551.6		3,185,648.1		53,094.1
Accrued interest receivable		34,370.9		40,388.5		673.1
Property and equipment, net		28,978.4		31,369.1		522.8
Intangible assets, net		1,769.5		231.0		3.9
Goodwill		74,937.9		74,937.9		1,249.0
Other assets		135,836.9		214,291.0		3,571.5

Total assets	Rs.	4,370,906.1	Rs.	5,125,407.3	US$	85,423.5

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	2,438,262.0	Rs.	3,057,154.5	US$	50,952.6
Non-interest-bearing deposits		522,271.9		612,845.6		10,214.1

Total deposits		2,960,533.9		3,670,000.1		61,166.7
Securities sold under repurchase agreements		205,000.0		—		—
Short-term borrowings		145,617.2		150,775.5		2,512.9
Accrued interest payable		58,135.2		27,734.7		462.2
Long-term debt		295,219.7		395,208.6		6,586.8
Accrued expenses and other liabilities		236,022.2		348,687.7		5,811.6

Total liabilities	Rs.	3,900,528.2	Rs.	4,592,406.6	US$	76,540.2

Commitments and contingencies (see note 27)
Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 2,750,000,000 shares; issued and outstanding 2,379,419,030 shares and 2,399,050,435 shares, as of March 31, 2013 and March 31, 2014, respectively	Rs.	4,758.8	Rs.	4,798.1	US$	80.0
Additional paid-in capital		259,966.3		271,709.6		4,528.5
Advance received pending allotment of shares		221.5		—		—
Retained earnings		132,773.3		175,105.9		2,918.4
Statutory reserve		70,269.0		91,883.5		1,531.4
Accumulated other comprehensive income (loss)		485.4		(11,590.4)		(193.2)

Total HDFC Bank Limited shareholders’ equity		468,474.3		531,906.7		8,865.1
Noncontrolling interest in subsidiaries		1,903.6		1,094.0		18.2

Total shareholders’ equity		470,377.9		533,000.7		8,883.3

Total liabilities and shareholders’ equity	Rs.	4,370,906.1	Rs.	5,125,407.3	US$	85,423.5

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2012		2013		2014		2014
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	210,315.7	Rs.	271,730.5	Rs.	326,755.3	US$	5,445.9
Trading securities		4,056.2		5,780.0		5,883.4		98.1
Available for sale securities		56,621.0		66,554.2		77,497.1		1,291.6
Other		6,547.1		9,813.8		12,075.5		201.3

Total interest and dividend revenue		277,540.0		353,878.5		422,211.3		7,036.9

Interest expense:
Deposits		126,783.1		163,092.7		187,574.7		3,126.2
Short-term borrowings		12,233.8		13,888.4		18,075.0		301.3
Long-term debt		11,988.5		19,556.9		23,976.6		399.6
Other		142.6		264.0		12.9		0.2

Total interest expense		151,148.0		196,802.0		229,639.2		3,827.3

Net interest revenue		126,392.0		157,076.5		192,572.1		3,209.6
Provision for credit losses		7,837.3		12,688.0		17,428.1		290.5

Net interest revenue after provision for credit losses		118,554.7		144,388.5		175,144.0		2,919.1

Non-interest revenue, net:
Fees and commissions		44,867.2		53,989.6		60,314.1		1,005.2
Trading securities gain/(loss), net		(154.7)		105.0		(345.1)		(5.8)
Realized gain/(loss) on sales of available for sale securities, net		(1,315.1)		2,227.8		1,755.7		29.3
Other than temporary impairment losses on available for sale securities		(1,299.2)		(1,546.3)		(664.7)		(11.1)
Foreign exchange transactions		7,531.5		9,727.0		9,010.5		150.2
Derivatives gain/(loss), net		2,788.7		241.9		119.5		2.0
Other, net		177.1		432.4		644.5		10.7

Total non-interest revenue, net		52,595.5		65,177.4		70,834.5		1,180.5

Total revenue, net		171,150.2		209,565.9		245,978.5		4,099.6

Non-interest expense:
Salaries and staff benefits		45,791.3		53,954.1		57,550.3		959.2
Premises and equipment		14,595.1		17,391.4		18,722.8		312.0
Depreciation and amortization		5,588.7		6,686.2		6,980.3		116.3
Administrative and other		29,009.5		37,254.9		39,436.2		657.3
Amortization of intangible assets		2,328.9		2,304.5		1,538.5		25.6

Total non-interest expense		97,313.5		117,591.1		124,228.1		2,070.4

Income before income tax expense		73,836.7		91,974.8		121,750.4		2,029.2
Income tax expense		23,828.7		29,840.1		42,304.2		705.1

Net income before noncontrolling interest	Rs.	50,008.0	Rs.	62,134.7	Rs.	79,446.2	US$	1,324.1
Less: Net income attributable to noncontrolling interest		224.6		315.3		126.5		2.1

Net income attributable to HDFC Bank Limited	Rs.	49,783.4	Rs.	61,819.4	Rs.	79,319.7	US$	1,322.0

Per share information:
Earnings per equity share—basic	Rs.	21.30	Rs.	26.18	Rs.	33.18	US$	0.55
Earnings per equity share—diluted	Rs.	21.12	Rs.	25.91	Rs.	32.94	US$	0.54
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	63.90	Rs.	78.54	Rs.	99.54	US$	1.65
Earnings per ADS—diluted	Rs.	63.36	Rs.	77.73	Rs.	98.82	US$	1.62

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2012		2013		2014		2014
	(In millions)
Net income before noncontrolling interest	Rs.	50,008.0	Rs.	62,134.7	Rs.	79,446.2	US$	1,324.1
Other comprehensive income, net of tax:
Foreign currency translation reserve:
Net unrealized gain (loss) arising during the period		253.6		60.9		211.5		3.5
Reclassification adjustment for net (gain)/ loss included in net income		—		—		—		—
Available for sale securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (782.3), Rs. 3,771.9 and Rs.(6,310.3), respectively]		(1,829.9)		7,853.4		(12,267.8)		(204.5)
Reclassification adjustment for net (gain)/ loss included in net income [net of tax Rs. 36.5, Rs. (103.8) and Rs. (10.0) respectively]		76.0		(216.1)		(19.5)		(0.3)

Other comprehensive income, net of tax		(1,500.3)		7,698.2		(12,075.8)		(201.3)
Total comprehensive income		48,507.7		69,832.9		67,370.4		1,122.8
Less: Comprehensive income attributable to noncontrolling interest		224.6		315.3		126.5		2.1

Comprehensive income attributable to HDFC Bank Limited	Rs.	48,283.1	Rs.	69,517.6	Rs.	67,243.9	US$	1,120.7

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2012		2013		2014		2014
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	50,008.0	Rs.	62,134.7	Rs.	79,446.2	US$	1,324.1
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		7,837.3		12,688.0		17,428.1		290.5
Depreciation and amortization		5,588.7		6,686.2		6,980.3		116.3
Amortization of intangible assets		2,328.9		2,304.5		1,538.5		25.6
Amortization of deferred acquisition costs		4,608.8		3,748.7		3,569.3		59.5
Amortization of premium (discount) on investments		324.1		(886.8)		(1,015.2)		(16.9)
Other than temporary impairment losses on available for sale securities		1,299.2		1,546.3		664.7		11.1
Provision for deferred income taxes		(1,950.0)		(4,881.7)		(1,994.6)		(33.2)
Share-based compensation expense		3,887.7		4,533.7		5,495.5		91.6
Net realized (gain) loss on sale of available for sale securities		1,315.1		(2,227.8)		(1,755.7)		(29.3)
(Gain) loss on disposal of property and equipment, net		(12.6)		10.2		(27.1)		(0.5)
Exchange (gain) loss		(3,089.5)		(2,197.9)		(7,585.6)		(126.4)
Net change in:
Investments held for trading		(43,305.8)		(11,200.8)		27,645.6		460.8
Accrued interest receivable		(6,885.6)		(7,725.5)		(5,988.2)		(99.8)
Other assets		(59,217.5)		48,090.2		(75,437.9)		(1,257.2)
Accrued interest payable		24,180.8		6,201.2		(30,460.9)		(507.7)
Accrued expense and other liabilities		50,574.7		(47,309.7)		108,648.3		1,810.8

Net cash provided by operating activities		37,492.3		71,513.5		127,151.3		2,119.3

Cash flows from investing activities:
Net change in term placements		(48,174.4)		(49,169.2)		22,784.0		379.7
Activity in available for sale securities:
Purchases		(553,510.4)		(743,212.7)		(471,211.3)		(7,853.5)
Proceeds from sales		9,078.8		72,607.2		88,685.7		1,478.1
Maturities, prepayments and calls		363,100.6		470,598.0		476,119.7		7,935.3
Net change in repurchase options and reverse repurchase options		(10,868.3)		88,868.3		(195,322.6)		(3,255.4)
Loans purchased		(57,263.2)		(51,644.0)		(66,898.7)		(1,115.0)
Repayments on loans purchased		41,302.5		40,596.8		48,036.7		800.6
Increase in loans originated, net of principal collections		(379,906.4)		(503,662.9)		(669,463.7)		(11,157.7)
Additions to property and equipment		(7,924.5)		(9,994.1)		(9,728.5)		(162.1)
Proceeds from sale or disposal of property and equipment		46.0		43.1		127.3		2.1

Net cash used in investing activities		(644,119.3)		(684,969.5)		(776,871.4)		(12,947.9)

See accompanying notes to condensed consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2012		2013		2014		2014
	(In millions)
Cash flows from financing activities:
Net increase in deposits		385,202.5		493,240.6		708,925.0		11,815.4
Net increase (decrease) in short-term borrowings		38,641.2		33,123.4		477.7		8.0
Purchase of subsidiary shares from noncontrolling interest		—		—		(2,265.8)		(37.8)
Proceeds from issue of shares by a subsidiary to noncontrolling interests		12.3		34.6		162.4		2.7
Proceeds from issuance of long-term debt		88,329.3		162,705.7		146,341.9		2,439.0
Repayment of long-term debt		(6,188.1)		(45,875.4)		(51,063.9)		(851.1)
Proceeds from issuance of equity shares for options exercised		5,302.8		10,949.5		7,232.9		120.5
Proceeds from application for issuance of equity shares for options exercised pending allotment		—		221.5		—		—
Payment of dividends and dividend tax		(8,947.6)		(11,787.0)		(15,372.6)		(256.2)

Net cash provided by financing activities		502,352.4		642,612.9		794,437.6		13,240.5

Effect of exchange rate changes on cash and cash equivalents		3,415.5		1,540.3		7,377.5		123.0
Net change in cash and cash equivalents		(100,859.1)		30,697.2		152,095.0		2,534.9
Cash and cash equivalents, beginning of year		288,902.1		188,043.0		218,740.2		3,645.7

Cash and cash equivalents, end of year	Rs.	188,043.0	Rs.	218,740.2	Rs.	370,835.2	US$	6,180.6

Supplementary cash flow information:
Interest paid	Rs.	126,958.1	Rs.	190,602.7	Rs.	260,039.7	US$	4,334.0
Income taxes paid	Rs.	28,180.1	Rs.	38,348.8	Rs.	42,107.9	US$	701.8
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	311.6	Rs.	1,074.4	Rs.	814.6	US$	13.6

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2011	2,326,128,420	Rs.	4,652.2	Rs.	235,377.9	Rs.	71,946.1	Rs.	40,228.0	Rs.	(5,712.5)	Rs.	346,491.7	Rs.	1,338.1	Rs.	347,829.8
Shares issued upon exercise of options	20,559,850		41.2		5,261.6								5,302.8				5,302.8
Share-based compensation					3,887.7								3,887.7				3,887.7
Dividends, including dividend tax							(8,947.6)						(8,947.6)				(8,947.6)
Change in ownership interest in subsidiary					37.5								37.5		(37.5)		—
Shares issued to non-controlling interest													—		12.3		12.3
Transfer to statutory reserve							(13,020.3)		13,020.3				—				—
Net income							49,783.4						49,783.4		224.6		50,008.0
Net change in accumulated other comprehensive income											(1,500.3)		(1,500.3)				(1,500.3)
Balance at March 31, 2012	2,346,688,270	Rs.	4,693.4	Rs.	244,564.7	Rs.	99,761.6	Rs.	53,248.3	Rs.	(7,212.8)	Rs.	395,055.2	Rs.	1,537.5	Rs.	396,592.7

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Advance received pending allotment of shares		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2012	2,346,688,270	Rs.	4,693.4	Rs.	244,564.7	Rs.	—	Rs.	99,761.6	Rs.	53,248.3	Rs.	(7,212.8)	Rs.	395,055.2	Rs.	1,537.5	Rs.	396,592.7
Shares issued upon exercise of options	32,730,760		65.4		10,884.1										10,949.5				10,949.5
Share-based compensation					4,533.7										4,533.7				4,533.7
Advances received pending allotment of shares							221.5								221.5				221.5
Dividends, including dividend tax									(11,787.0)						(11,787.0)				(11,787.0)
Change in ownership interest in subsidiary					(16.2)										(16.2)		16.2		—
Shares issued to noncontrolling interest															—		34.6		34.6
Transfer to statutory reserve									(17,020.7)		17,020.7				—				—
Net income									61,819.4						61,819.4		315.3		62,134.7
Net change in accumulated other comprehensive income													7,698.2		7,698.2				7,698.2
Balance at March 31, 2013	2,379,419,030	Rs.	4,758.8	Rs.	259,966.3	Rs.	221.5	Rs.	132,773.3	Rs.	70,269.0	Rs.	485.4	Rs.	468,474.3	Rs.	1,903.6	Rs.	470,377.9
Shares issued upon exercise of options	19,631,405		39.3		7,415.1		(221.5)								7,232.9				7,232.9
Share-based compensation					5,495.5										5,495.5				5,495.5
Dividends, including dividend tax									(15,372.6)						(15,372.6)				(15,372.6)
Change in ownership interest in subsidiary					(1,167.3)										(1,167.3)		(1,098.5)		(2,265.8)
Shares issued to noncontrolling interest															—		162.4		162.4
Transfer to statutory reserve									(21,614.5)		21,614.5				—				—
Net income									79,319.7						79,319.7		126.5		79,446.2
Net change in accumulated other comprehensive income													(12,075.8)		(12,075.8)				(12,075.8)
Balance at March 31, 2014	2,399,050,435	Rs.	4,798.1	Rs.	271,709.6	Rs.	—	Rs.	175,105.9	Rs.	91,883.5	Rs.	(11,590.4)	Rs.	531,906.7	Rs.	1,094.0	Rs.	533,000.7
Balance at March 31, 2014	2,399,050,435	US$	80.0	US$	4,528.5	US$	—	US$	2,918.4	US$	1,531.4	US$	(193.2)	US$	8,865.1	US$	18.2	US$	8,883.3

*	In terms of local regulations the Bank is required to transfer 25% of its profit after tax (Indian GAAP ) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval

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

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 22.6% of the Bank’s equity as of March 31, 2014. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

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

For the foreign branches, the assets, liabilities and operations are translated, for consolidation purposes, from functional currency of the foreign branch to the Indian Rupee reporting currency at period-end rates for assets and liabilities and at average rates for operations. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income (OCI).

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

w. Recently adopted accounting standards

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities (Topic 210)” (“ASU 2011-11”). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for interim and annual periods beginning on or after January 1, 2013 and should be applied retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU 2013-01, which clarifies the scope of ASU 2011-11 by limiting the disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent they are subject to an enforceable master netting or similar arrangement. The Bank adopted the provisions of the said updates effective April 1, 2013. The required disclosures have been provided in Note 24.

In July 2012, FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment (Topic 350)” (“ASU 2012-02”), which amends the guidance in ASC 350-30. Under the revised guidance, entities testing indefinite-lived intangible assets for impairment have the option of performing a qualitative assessment before performing quantitative assessment steps. If based on the qualitative assessment, an entity concludes it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the entity must complete the quantitative tests to determine if the asset is impaired. If an entity concludes otherwise, quantitative tests are not required. This new guidance is effective for the interim or annual periods beginning on or after September 15, 2012. The Bank adopted the provisions of ASU 2012-02 effective April 1, 2013. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (Topic 220)” (“ASU 2013-02”). ASU 2013-02 requires an entity to disclose the effect on net income line items from significant amounts reclassified out of accumulated other comprehensive income and entirely into net income. However, for those reclassifications that are partially or entirely capitalized on the balance sheet, then entities must provide a cross-reference to disclosures that provide information about the effect of the reclassifications. ASU 2013-02 is effective for interim and annual periods beginning on or after December 15, 2012. The Bank adopted the provisions of ASU 2013-02 effective April 1, 2013. The required disclosures have been provided in Note 20.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

x. Recently issued accounting pronouncements not yet effective

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). As per the amendment, an unrecognized tax benefit should be presented as a reduction of a deferred tax asset for a net operating loss (NOL) or other tax credit carryforward when settlement in this manner is available under the tax law. The assessment of whether settlement is available under the tax law would not consider future events (e.g., upcoming expiration of related NOL carryforwards). This classification should not affect an entity’s analysis of the realization of its deferred tax assets. Gross presentation in the rollforward of unrecognized tax positions in the notes to the financial statements would still be required. ASU 2013-11 is effective for interim and annual periods beginning on or after December 15, 2013. Early adoption is also permitted. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies the principles for revenue recognition in transactions involving contracts with customers. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In June 2014, the FASB issued ASU No. 2014-11, “Transfers and Servicing (Topic 860)”. The amendments in this update change the current accounting outcome by requiring repurchase-to-maturity transactions to be accounted for as secured borrowings and for repurchase financing arrangement the amendments require separate accounting for a transfer of the financial asset executed contemporaneously with a repurchase agreement with same counterparty. The amendments also require new disclosures. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2014 and early adoption is not permitted. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2014 have been translated into U.S. dollars at U.S.$1.00 = Rs. 60.00 as published by the Federal Reserve Board of New York on March 31, 2014. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2013 and March 31, 2014 include balances of Rs. 96,196.8 million and Rs. 214,951.3 million, respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 95% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs. 123.7 million (US$ 2.1 million) at March 31, 2014.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investments, held for trading

The portfolio of trading securities as of March 31, 2013 and March 31, 2014 was as follows:

	As of March 31, 2013
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	63,468.6	Rs.	134.7	Rs.	58.5	Rs.	63,544.8
Other corporate/financial institution securities		13,856.2		11.7		59.1		13,808.8

Total debt securities		77,324.8		146.4		117.6		77,353.6
Other securities-mutual fund units		10,029.9		—		—		10,029.9

Total	Rs.	87,354.7	Rs.	146.4	Rs.	117.6	Rs.	87,383.5

	As of March 31, 2014
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	56,409.0	Rs.	3.5	Rs.	191.1	Rs.	56,221.4
Other corporate/financial institution securities		8,874.2		11.7		55.2		8,830.7

Total debt securities	Rs.	65,283.2	Rs.	15.2	Rs.	246.3	Rs.	65,052.1
Equity securities		25.2		0.7		0.1		25.8

Total	Rs.	65,308.4	Rs.	15.9	Rs.	246.4	Rs.	65,077.9

Total	US$	1,088.4	US$	0.3	US$	4.1	US$	1,084.6

6. Investments, available for sale

The portfolio of available for sale securities as of March 31, 2013 and March 31, 2014 was as follows:

	As of March 31, 2013
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	924,701.5	Rs.	2,664.7	Rs.	3,538.9	Rs.	923,827.3
State government securities		234.0		0.9		0.2		234.7
Credit substitutes (see note 8)		46,596.4		53.3		27.1		46,622.6
Other corporate/financial institution bonds		3,655.6		62.3		0.1		3,717.8
Certificate of Deposit		18,763.1		66.0		—		18,829.1

Debt securities, other than asset and mortgage-backed securities		993,950.6		2,847.2		3,566.3		993,231.5
Mortgage-backed securities		2,353.3		126.2		4.5		2,475.0
Asset-backed securities		5,127.5		142.9		141.7		5,128.7
Other securities (including mutual fund units)		16,356.6		879.7		—		17,236.3

Total	Rs.	1,017,788.0	Rs.	3,996.0	Rs.	3,712.5	Rs.	1,018,071.5

Securities with gross unrealized losses							Rs.	687,522.0
Securities with gross unrealized gains								330,549.5

							Rs.	1,018,071.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2014
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	839,248.3	Rs.	919.1	Rs.	19,762.5	Rs.	820,404.9
State government securities		161.8		—		0.9		160.9
Credit substitutes (see note 8)		65,001.6		177.0		31.5		65,147.1
Other corporate/financial institution bonds		4,979.2		61.8		1.3		5,039.7
Certificate of Deposit		921.3		6.0		—		927.3

Debt securities, other than asset and mortgage-backed securities		910,312.2		1,163.9		19,796.2		891,679.9
Mortgage-backed securities		1,743.2		91.5		0.3		1,834.4
Asset-backed securities		14,442.1		211.2		409.9		14,243.4
Other securities (including mutual fund units)		787.4		283.2		4.0		1,066.6

Total	Rs.	927,284.9	Rs.	1,749.8	Rs.	20,210.4	Rs.	908,824.3

Total	US$	15,454.7	US$	29.2	US$	336.8	US$	15,147.1

Securities with gross unrealized losses							Rs.	699,169.1
Securities with gross unrealized gains								209,655.2

							Rs.	908,824.3

							US$	15,147.1

AFS investments of Rs. 924,062.0 million and Rs. 820,565.8 million (US$ 13,676.1 million) as of March 31, 2013 and March 31, 2014, respectively, are eligible for placement towards the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions. Of these investments, Rs. 805,912.3 million as of March 31, 2013 and Rs. 670,603.5 million (US$ 11,176.7 million) as of March 31, 2014, respectively, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO), real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer and whether the Bank intends to sell or will be required to sell the security until the forecasted recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 1,299.2 million, Rs. 1,546.3 million and Rs. 664.7 million (US$ 11.1 million) as other than temporary impairment in fiscal year 2012, 2013 and 2014, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank believes that the other unrealized losses on its investments in equity and debt securities as of March 31, 2014 are temporary in nature. The Bank’s review of impairment generally entails:

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

As of March 31, 2013 and March 31, 2014, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2013 was as follows:

	As of March 31, 2013
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	282,968.1	Rs.	274.5	Rs.	372,054.9	Rs.	3,264.4	Rs.	655,023.0	Rs.	3,538.9
State government securities		—		—		41.6		0.2		41.6		0.2
Credit substitutes (see note 8)		27,280.8		26.3		532.4		0.8		27,813.2		27.1
Other corporate/financial institution bonds		9.7		0.1		—		—		9.7		0.1

Debt securities, other than asset and mortgage-backed securities		310,258.6		300.9		372,628.9		3,265.4		682,887.5		3,566.3
Mortgage-backed securities		176.1		4.5		—		—		176.1		4.5
Asset-backed securities		4,458.4		141.7		—		—		4,458.4		141.7

Total	Rs.	314,893.1	Rs.	447.1	Rs.	372,628.9	Rs.	3,265.4	Rs.	687,522.0	Rs.	3,712.5

The gross unrealized losses and fair value of available for sale securities at March 31, 2014 was as follows:

	As of March 31, 2014
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	363,301.9	Rs.	11,340.9	Rs.	303,851.6	Rs.	8,421.6	Rs.	667,153.5	Rs.	19,762.5
State government securities		123.8		0.7		37.1		0.2		160.9		0.9
Credit substitutes (see note 8)		18,666.2		31.3		266.4		0.2		18,932.6		31.5
Other corporate/financial institution bonds		310.1		1.2		9.7		0.1		319.8		1.3

Debt securities, other than asset and mortgage-backed securities		382,402.0		11,374.1		304,164.8		8,422.1		686,566.8		19,796.2
Mortgage-backed securities		133.0		0.3		—		—		133.0		0.3
Asset-backed securities		12,468.3		409.9		—		—		12,468.3		409.9
Equity securities		1.0		4.0		—		—		1.0		4.0

Total	Rs.	395,004.3	Rs.	11,788.3	Rs.	304,164.8	Rs.	8,422.1	Rs.	699,169.1	Rs.	20,210.4

Total	US$	6,583.4	US$	196.4	US$	5,069.4	US$	140.4	US$	11,652.8	US$	336.8

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2014 is set out below:

	As of March 31, 2014
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	188,792.2	Rs.	188,629.4	US$	3,143.8
Over one year through five years		378,302.4		372,068.0		6,201.1
Over five years through ten years		227,761.2		217,195.5		3,619.9
Over ten years		115,456.4		113,787.0		1,896.5

Total	Rs.	910,312.2	Rs.	891,679.9	US$	14,861.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of available for sale mortgage-backed and asset-backed securities as of March 31, 2014 is set out below:

	As of March 31, 2014
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	7,276.7	Rs.	7,144.5	US$	119.1
Over one year through five years		7,823.5		7,627.7		127.1
Over five years through ten years		434.8		446.8		7.4
Over ten years		650.3		858.8		14.3

Total	Rs.	16,185.3	Rs.	16,077.8	US$	267.9

Gross realized gains and gross realized losses from sales of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2012		2013		2014		2014
	(In millions)
Gross realized gains on sale	Rs.	87.4	Rs.	2,263.6	Rs.	2,378.8	US$	39.7
Gross realized losses on sale		(1,402.5)		(35.8)		(623.1)		(10.4)

Realized gains (losses), net		(1,315.1)		2,227.8		1,755.7		29.3
Dividends and interest		56,621.0		66,554.2		77,497.1		1,291.6

Total	Rs.	55,305.9	Rs.	68,782.0	Rs.	79,252.8	US$	1,320.9

7. Investments, held to maturity

There were no HTM securities as of March 31, 2013 and March 31, 2014.

Under Indian GAAP, transfer from an HTM portfolio to an AFS portfolio are permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP and therefore the investment classification made under US GAAP and Indian GAAP varies materially.

8. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2013 and March 31, 2014 were as follows:

	As of March 31,
	2013				2014
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	6,799.0	Rs.	6,820.0	Rs.	23,024.0	Rs.	23,115.5
Commercial paper		39,797.4		39,802.6		41,977.6		42,031.6

Total	Rs.	46,596.4	Rs.	46,622.6	Rs.	65,001.6	Rs.	65,147.1

					US$	1,083.4	US$	1,085.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of credit substitutes by credit quality indicators and amounts provided for other than temporary impairments is as follows:

	As of March 31,
	2013	2014	2014
	(In millions)
Pass	Rs. 46,622.6	Rs. 55,867.2	US$	931.1
Impaired—gross balance	500.0	9,944.5		165.8
Less: amounts provided for other than temporary impairments	500.0	664.6		11.1

Impaired credit substitutes, net	—	9,279.9		154.7

Total credit substitutes, net	Rs. 46,622.6	Rs. 65,147.1	US$	1,085.8

Impaired credit substitutes

	As of March 31,
	2013		2014		2014
	(In millions)
Gross impaired credit substitutes:
— on accrual status	Rs.	—	Rs.	9,944.5	US$	165.8
— on non-accrual status		500.0		—		—

Total	Rs.	500.0	Rs.	9,944.5	US$	165.8

Gross impaired credit substitutes by industry:
— Construction and Developers (Infrastructure)	Rs.	—	Rs.	9,944.5	US$	165.8
— Others		500.0		—		—

Total	Rs.	500.0	Rs.	9,944.5	US$	165.8

Average impaired credit substitutes	Rs.	250.0	Rs.	5,222.3	US$	87.0

Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	672.6	US$	11.2

As of March 31, 2014, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

9. Repurchase and resell agreements

Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2012, March 31, 2013 and March 31, 2014. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2013 and March 31, 2014 were Rs. 67,000.0 million and Rs. 57,322.6 million, respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2013 and March 31, 2014 were Rs. 205,000.0 million and nil, respectively.

10. Loans

Loan balances include Rs. 79,371.0 million and Rs. 115,777.3 million (US$ 1,929.6 million) as of March 31, 2013 and March 31, 2014, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans by facility as of March 31, 2013 and March 31, 2014 were as follows:

	As of March 31,
	2013		2014		2014
	(In millions)
Retail loans:
Auto loans	Rs.	365,974.3	Rs.	407,811.6	US$	6,796.9
Personal loans/Credit cards		289,691.1		347,393.8		5,789.9
Retail business banking		399,623.1		519,472.2		8,657.9
Commercial vehicle and construction equipment finance		274,074.4		280,372.2		4,672.9
Housing loans		168,048.6		193,180.5		3,219.7
Other retail loans		232,092.2		440,107.4		7,335.0

Subtotal	Rs.	1,729,503.7	Rs.	2,188,337.7	US$	36,472.3
Wholesale loans	Rs.	808,742.1	Rs.	1,039,923.6	US$	17,332.1

Gross loans		2,538,245.8		3,228,261.3		53,804.4
Less: Allowance for credit losses		33,694.2		42,613.2		710.3

Total	Rs.	2,504,551.6	Rs.	3,185,648.1	US$	53,094.1

The contractual residual maturity of gross loans as of March 31, 2014 is set out below:

	As of March 31, 2014
	Wholesale loans		Retail Loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	587,409.9	Rs.	635,302.6	Rs.	1,222,712.5
Over one year through five years		381,381.1		1,358,785.1		1,740,166.2
Over five years		71,132.6		194,250.0		265,382.6

Total gross loans	Rs.	1,039,923.6	Rs.	2,188,337.7	Rs.	3,228,261.3

	US$	17,332.1	US$	36,472.3	US$	53,804.4

Gross loans analyzed by performance are as follows:

	As of March 31,
	2013		2014		2014
	(In millions)
Performing	Rs.	2,517,113.7	Rs.	3,198,574.8	US$	53,309.6
Impaired		21,132.1		29,686.5		494.8

Total gross loans	Rs.	2,538,245.8	Rs.	3,228,261.3	US$	53,804.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans as of March 31, 2013 and March 31, 2014.

	As of March 31, 2013
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	1,419.7	Rs.	1,238.7	Rs.	363,315.9	Rs.	365,974.3
Personal loans/Credit card		2,346.4		1,550.6		285,794.1		289,691.1
Retail business banking		3,466.7		5,790.1		390,366.3		399,623.1
Commercial vehicle and construction equipment finance		6,577.8		3,657.9		263,838.7		274,074.4
Housing loans		58.4		268.0		167,722.2		168,048.6
Other retail		2,263.9		2,073.8		227,754.5		232,092.2
Wholesale loans		2,941.8		6,553.0		799,247.3		808,742.1

Total	Rs.	19,074.7	Rs.	21,132.1	Rs.	2,498,039.0	Rs.	2,538,245.8

	As of March 31, 2014
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	2,326.2	Rs.	1,845.2	Rs.	403,640.2	Rs.	407,811.6
Personal loans/Credit card		1,940.5		1,984.4		343,468.9		347,393.8
Retail business banking		3,815.1		7,104.6		508,552.5		519,472.2
Commercial vehicle and construction equipment finance		7,500.8		6,207.8		266,663.6		280,372.2
Housing loans		83.2		205.8		192,891.5		193,180.5
Other retail		3,947.7		3,580.5		432,579.2		440,107.4
Wholesale loans		1,452.2		8,758.2		1,029,713.2		1,039,923.6

Total	Rs.	21,065.7	Rs.	29,686.5	Rs.	3,177,509.1	Rs.	3,228,261.3

Total	US$	351.1	US$	494.8	US$	52,958.5	US$	53,804.4

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2013 and as of March 31, 2014 is given below.

	As of March 31, 2013
	Auto loans		Personal loans/Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Total
	(In millions)
Performing	Rs.	364,735.6	Rs.	288,140.5	Rs.	393,833.0	Rs.	270,416.5	Rs.	167,780.6	Rs.	230,018.4	Rs.	1,714,924.6
Impaired		1,238.7		1,550.6		5,790.1		3,657.9		268.0		2,073.8		14,579.1

Total	Rs.	365,974.3	Rs.	289,691.1	Rs.	399,623.1	Rs.	274,074.4	Rs.	168,048.6	Rs.	232,092.2	Rs.	1,729,503.7

	As of March 31, 2014
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing Loans		Other retail		Total
	(In millions)
Performing	Rs.	405,966.4	Rs.	345,409.4	Rs.	512,367.6	Rs.	274,164.4	Rs.	192,974.7	Rs.	436,526.9	Rs.	2,167,409.4
Impaired		1,845.2		1,984.4		7,104.6		6,207.8		205.8		3,580.5		20,928.3

Total	Rs.	407,811.6	Rs.	347,393.8	Rs.	519,472.2	Rs.	280,372.2	Rs.	193,180.5	Rs.	440,107.4	Rs.	2,188,337.7

	US$	6,796.9	US$	5,789.9	US$	8,657.9	US$	4,672.9	US$	3,219.7	US$	7,335.0	US$	36,472.3

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

	As of March 31,
	2013		2014		2014
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	800,423.7	Rs.	1,029,884.6	US$	17,164.7
Labeled		1,765.4		1,280.8		21.4
Impaired		6,553.0		8,758.2		146.0

Total	Rs.	808,742.1	Rs.	1,039,923.6	US$	17,332.1

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2013 and March 31, 2014.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2013
	Recorded investments		Unpaid principal balance		Related specific allowance		Average Recorded investments		Finance Receivable on Non-Accrual Basis
	(In millions)
Retail Loans
Auto loans	Rs.	1,238.7	Rs.	1,238.7	Rs.	556.7	Rs.	1,095.6	Rs.	1,238.7
Personal loans/ Credit card		1,550.6		1,550.6		1,067.1		1,319.0		1,550.6
Retail business banking		5,790.1		5,790.1		5,058.2		5,402.8		5,790.1
Commercial vehicle and construction equipment finance		3,657.9		3,657.9		2,094.4		2,623.7		3,657.9
Housing loans		268.0		268.0		185.0		335.1		268.0
Other retail		2,073.8		2,073.8		1,751.0		2,169.2		2,073.8
Wholesale loans		6,553.0		6,553.0		5,754.5		7,138.3		6,299.7

Total	Rs.	21,132.1	Rs.	21,132.1	Rs.	16,466.9	Rs.	20,083.7	Rs.	20,878.8

The Bank holds no recorded impaired loans for which there is no related allowance.

	As of March 31, 2014
	Recorded investments		Unpaid principal balance		Related specific allowance		Average Recorded investments		Finance Receivable on Non-Accrual Basis
	(In millions)
Retail Loans
Auto loans	Rs.	1,845.2	Rs.	1,845.2	Rs.	796.1	Rs.	1,542.0	Rs.	1,845.2
Personal loans/ Credit card		1,984.4		1,984.4		1,267.3		1,767.5		1,984.4
Retail business banking		7,104.6		7,104.6		5,598.1		6,447.4		6,978.2
Commercial vehicle and construction equipment finance		6,207.8		6,207.8		3,472.9		4,932.9		6,207.8
Housing loans		205.8		205.8		116.7		236.9		205.8
Other retail		3,580.5		3,580.5		2,082.0		2,827.2		3,580.5
Wholesale loans		8,758.2		8,758.2		7,316.1		7,655.6		8,612.8

Total	Rs.	29,686.5	Rs.	29,686.5	Rs.	20,649.2	Rs.	25,409.5	Rs.	29,414.7

Total	US$	494.8	US$	494.8	US$	344.2	US$	423.5	US$	490.2

The Bank holds no recorded impaired loans for which there is no related allowance.

Impaired loans by industry as of March 31, 2013 and March 31, 2014 by facility are as follows:

	As of March 31, 2013
	(In millions)
Gross impaired loans by industry:
— Non-Banking Finance Companies/Financial Intermediaries	Rs.	1,124.2
—Land Transport		1,316.0
—Others (none greater than 5% of impaired loans)		18,691.9

Total	Rs.	21,132.1

	As of March 31, 2014
	(In millions)
Gross impaired loans by industry:
— Land Transport	Rs.	2,077.9	US$	34.6
— Iron & Steel		1,811.8		30.2
—Others (none greater than 5% of impaired loans)		25,796.8		430.0

Total	Rs.	29,686.5	US$	494.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary information relating to impaired loans during the years ended March 31, 2012, March 31, 2013 and March 31, 2014 is as follows:

	Fiscal Year ended March 31,
	2012		2013		2014		2014
	(In millions)
Average impaired loans, net of allowance	Rs.	4,145.4	Rs.	4,191.7	Rs.	6,851.3	US$	114.2
Interest income recognized on impaired loans	Rs.	1,668.3	Rs.	1,647.8	Rs.	1,664.7	US$	27.7

Allowance for credit losses as of March 31, 2013 are as follows:

	As of March 31, 2013
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	461.7	Rs.	755.9	Rs.	4,542.7	Rs.	978.0	Rs.	269.4	Rs.	1,875.3	Rs.	6,433.7	Rs.	11,382.5	Rs.	1,207.7	Rs.	27,906.9
Write-offs		(1,547.5)		(5,516.5)		(155.3)		(2,498.4)		(38.5)		(1,124.7)		(995.1)						(11,876.0)
Net allowance for credit losses*		1,642.5		5,827.7		670.8		3,614.8		(45.9)		1,000.4		315.9		3,349.1		1,288.0		17,663.3

Allowance for credit losses, end of the period	Rs.	556.7	Rs.	1,067.1	Rs.	5,058.2	Rs.	2,094.4	Rs.	185.0	Rs.	1,751.0	Rs.	5,754.5	Rs.	14,731.6	Rs.	2,495.7	Rs.	33,694.2

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	5,754.5	Rs.	—	Rs.	—	Rs.	5,754.5
Allowance collectively evaluated for impairment		556.7		1,067.1		5,058.2		2,094.4		185.0		1,751.0		—		14,731.6		2,495.7		27,939.7
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		6,553.0		—		—		6,553.0
Loans collectively evaluated for impairment		1,238.7		1,550.6		5,790.1		3,657.9		268.0		2,073.8		—		1,714,924.6		802,189.1		2,531,692.8

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 4,975.3 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2014 are as follows:

	As of March 31, 2014
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	556.7	Rs.	1,067.1	Rs.	5,058.2	Rs.	2,094.4	Rs.	185.0	Rs.	1,751.0	Rs.	5,754.5	Rs.	14,731.6	Rs.	2,495.7	Rs.	33,694.2	US$	561.6
Write-offs		(2,150.4)		(5,748.9)		(93.7)		(5,014.1)		(21.3)		(1,166.2)		(714.5)						(14,909.1)		(248.5)
Net allowance for credit losses*		2,389.8		5,949.1		633.6		6,392.6		(47.0)		1,497.2		2,276.1		4,493.9		242.8		23,828.1		397.2

Allowance for credit losses, end of the period	Rs.	796.1	Rs.	1,267.3	Rs.	5,598.1	Rs.	3,472.9	Rs.	116.7	Rs.	2,082.0	Rs.	7,316.1	Rs.	19,225.5	Rs.	2,738.5	Rs.	42,613.2	US$	710.3

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	7,316.1	Rs.	—	Rs.	—	Rs.	7,316.1	US$	122.0
Allowance collectively evaluated for impairment		796.1		1,267.3		5,598.1		3,472.9		116.7		2,082.0		—		19,225.5		2,738.5		35,297.1		588.3
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		8,758.2		—		—		8,758.2		146.0
Loans collectively evaluated for impairment		1,845.2		1,984.4		7,104.6		6,207.8		205.8		3,580.5		—		2,167,409.4		1,031,165.4		3,219,503.1		53,658.4

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 6,400.0 million.

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

The following table summarizes our TDR modifications during the year ended March 31, 2013 and March 31, 2014 presented by primary modification type and includes the financial effects of these modifications.

	Fiscal year ended March 31, 2013
	Carrying Value		TDRs involving changes in the amount of Principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of Principal forgiven		Net P&L impact (3)
	(In millions)
Wholesale loans[4]	Rs.	384.1	Rs.	346.7	Rs.	37.4	Rs.	—	Rs.	272.6	Rs.	285.5

Total	Rs.	384.1	Rs.	346.7	Rs.	37.4	Rs.	—	Rs.	272.6	Rs.	285.5

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred
(4)	TDR modification during the year ended March 31, 2013 comprised of two cases.

	Fiscal year ended March 31, 2014
	Carrying Value		TDRs involving changes in the amount of Principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of Principal forgiven		Net P&L impact (3)
	(In millions)
Retail business banking	Rs.	83.9	Rs.	—	Rs.	83.9	Rs.	—	Rs.	—	Rs.	7.8
Wholesale loans		167.0		—		167.0		—		—		147.0

Total[4]	Rs.	250.9	Rs.	—	Rs.	250.9	Rs.	—	Rs.	—	Rs.	154.8

Total	US$	4.2	US$	—	US$	4.2	US$	—	US$	—	US$	2.6

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred
(4)	TDR modification during the year ended March 31, 2014 comprised of four cases.

There were no TDRs that have defaulted in fiscal 2014 within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on loans by facility are as follows:

	Fiscal years ended March 31,
	2012		2013		2014		2014
	(In millions)
Wholesale	Rs.	69,779.9	Rs.	82,159.2	Rs.	93,448.1	US$	1,557.5
Retail loans		140,535.8		189,571.3		233,307.2		3,888.4

Total	Rs.	210,315.7	Rs.	271,730.5	Rs.	326,755.3	US$	5,445.9

11. Sales/transfer of receivables

There were no pre-tax gains on securitizations/other transfers that were completed during the years ended March 31, 2012, March 31, 2013 and March 31, 2014. The following table summarizes the cash flows received from customers and paid to SPEs/transferees for sales of performing loans during the years ended March 31, 2012, March 31, 2013 and March 31, 2014:

	Fiscal years ended March 31,
	2012		2013		2014		2014
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	3,692.6	Rs.	1,946.0	Rs.	1,771.9	US$	29.5
Payments made		3,430.3		1,819.6		1,537.7		25.6
Cash flows on retained interests	Rs.	220.4	Rs.	128.6	Rs.	223.1	US$	3.7

Other key disclosures are as follows:

	As of March 31,
	2013		2014		2014
	(In millions)
Transferred receivables with continuing involvement*	Rs.	3,513.7	Rs.	2,250.7	US$	37.5
Delinquencies		588.4		240.4		4.0
Credit losses		436.2		173.5		2.9
Retained interest in sold receivables		189.3		102.7		1.7

*	Includes less than Rs. 0.1 million held by SPEs as of March 31, 2013 and as of March 31, 2014.

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2013 and March 31, 2014 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2013		2014		2014
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	12.3	Rs.	9.2	US$	0.2
Impact of 20% adverse change		23.3		17.5		0.3
Expected credit losses:
Impact of 10% adverse change		14.1		10.0		0.2
Impact of 20% adverse change		28.2		20.0		0.3

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

In the case of Wholesale loans while we generally lend on a cash-flow basis, we also require collateral which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities) from a large number of our borrowers. Our retail loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. The maximum estimated loss that would be incurred under severe, hypothetical circumstances, for which we believe the possibility is extremely remote, such as where the value of our interests and any associated collateral declines to zero, without any consideration of recovery or offset is determined as the carrying values of the instruments as given in the below table.

The Bank’s portfolio of loans, credit substitute securities and non-funded exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2013 and March 31, 2014 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below.

	As of March 31, 2013
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Wholesale Trade	Rs.	178,552.2	Rs.	—	Rs.	36,930.1	Rs.	215,482.3	7.1%
Land Transport		157,938.8		—		1,929.0		159,867.8	5.2
Automobile & Auto Ancillary		105,073.6		4,594.1		13,625.0		123,292.7	4.0
Coal & Petroleum Products		48,885.1		—		71,202.1		120,087.2	3.9
Banks & Financial Institutions		29,155.0		—		66,170.8		95,325.8	3.1
Services		73,335.2		422.1		15,289.7		89,047.0	2.9
Engineering		42,721.6		996.0		32,443.7		76,161.3	2.5
Iron & Steel		53,229.3		—		22,326.7		75,556.0	2.5
Food & Beverage		69,213.0		1,192.2		5,140.5		75,545.7	2.5
Retail trade		71,102.3		—		2,655.5		73,757.8	2.4
Non-ferrous Metals		24,311.1		—		40,595.9		64,907.0	2.1
Power		49,453.9		1,984.3		11,598.2		63,036.4	2.1
Others (none greater than 2%)		1,635,274.7		37,433.9		142,783.5		1,815,492.1	59.7

Total	Rs.	2,538,245.8	Rs.	46,622.6	Rs.	462,690.7	Rs.	3,047,559.1	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2014
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Wholesale Trade	Rs.	235,711.9	Rs.	99.9	Rs.	26,849.8	Rs.	262,661.6	US$	4,377.7	6.8%
Automobile & Auto Ancillary		145,886.7		5,067.8		13,878.2		164,832.7		2,747.2	4.3
Activities allied to agriculture		155,559.1		—		562.2		156,121.3		2,602.0	4.0
Land Transport		150,177.4		—		2,398.4		152,575.8		2,542.9	3.9
Banks & Financial Institutions		19,010.7		—		129,375.0		148,385.7		2,473.1	3.8
Coal & Petroleum Products		69,725.4		—		62,589.9		132,315.3		2,205.3	3.4
Services		96,238.8		341.8		17,496.5		114,077.1		1,901.3	2.9
Food & Beverage		99,588.0		1,000.6		6,182.8		106,771.4		1,779.5	2.8
Iron & Steel		82,959.4		2,323.8		19,958.0		105,241.2		1,754.0	2.7
Engineering		57,349.9		—		38,982.2		96,332.1		1,605.5	2.5
Retail trade		90,086.2		—		3,121.6		93,207.8		1,553.5	2.4
Power		70,980.3		1,489.4		14,572.6		87,042.3		1,450.7	2.2
NBFC/Financial Intermediaries		57,796.1		23,196.9		2,217.1		83,210.1		1,386.8	2.1
Others (none greater than 2%)		1,897,191.4		31,626.9		245,854.3		2,174,672.6		36,244.5	56.2

Total	Rs.	3,228,261.3	Rs.	65,147.1	Rs.	584,038.6	Rs.	3,877,447.0	US$	64,624.0	100.0%

The Bank’s ten largest exposures as of March 31, 2013 and March 31, 2014, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2013
	Funded Exposure		Non-Funded Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	107,121.8	Rs.	—	Rs.	107,121.8
Borrower 2		44,500.0		33,534.3		78,034.3
Borrower 3		15,568.6		37,870.9		53,439.5
Borrower 4		42,500.0		—		42,500.0
Borrower 5		6,413.2		32,259.6		38,672.8
Borrower 6		6,891.6		23,983.0		30,874.6
Borrower 7		30,000.0		—		30,000.0
Borrower 8		3,317.2		22,530.4		25,847.6
Borrower 9		17,262.0		8,513.2		25,775.2
Borrower 10		22,895.9		—		22,895.9

	As of March 31, 2014
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	121,804.1	Rs.	150.1	Rs.	121,954.2	US$	2,032.6
Borrower 2		39,740.2		35,500.0		75,240.2		1,254.0
Borrower 3		42,582.3		22,489.0		65,071.3		1,084.5
Borrower 4		26,948.1		15,568.4		42,516.5		708.6
Borrower 5		42,500.0		—		42,500.0		708.3
Borrower 6		12,469.1		23,604.9		36,074.0		601.2
Borrower 7		30,000.0		—		30,000.0		500.0
Borrower 8		27,400.0		2,239.2		29,639.2		494.0
Borrower 9		26,980.8		3.3		26,984.1		449.7
Borrower 10		18,797.6		7,967.2		26,764.8		446.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2013	2014	2014
	(In millions)
Land and premises	Rs. 11,622.7	Rs. 14,659.9	US$	244.3
Software and systems	11,047.5	13,150.2		219.2
Equipment and furniture	41,417.6	44,907.5		748.5

Property and equipment, at cost	64,087.8	72,717.6		1,212.0
Less: Accumulated depreciation	35,109.4	41,348.5		689.2

Property and equipment, net	Rs. 28,978.4	Rs. 31,369.1	US$	522.8

Depreciation and amortization charged for the years ended March 31, 2012, March 31,2013 and March 31, 2014 was Rs. 5,588.7 million, Rs. 6,686.2 million and Rs. 6,980.3 million (US$ 116.3 million), respectively.

14. Goodwill and other intangible assets

The Goodwill arising from a business combination is tested on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the year ended March 31, 2013 and the year ended March 31, 2014. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2013 and March 31, 2014:

	As of March 31, 2013						As of March 31, 2014
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	6,744.5	Rs.	1,590.5	Rs.	8,335.0	Rs.	8,133.0	Rs.	202.0	US$	3.4
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		4,288.0		126.0		4,414.0		4,414.0		—		—
Favorable leases		543.0		490.0		53.0		543.0		514.0		29.0		0.5

Total	Rs.	16,002.0	Rs.	14,232.5	Rs.	1,769.5	Rs.	16,002.0	Rs.	15,771.0	Rs.	231.0	US$	3.9

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amortization charged for the years ended March 31, 2012, March 31, 2013 and March 31, 2014 was Rs. 2,328.9 million, Rs. 2,304.5 million and Rs. 1,538.5 million (US$ 25.6 million), respectively.

The estimated amortization expense for intangible assets for each of the five succeeding fiscal years is given in the table below:

	As of March 31,
	2014	2014
	(In millions)
To be amortized during the twelve months ending March 31:
2015	Rs. 219.0	US$	3.7
2016	7.0		0.1
2017	3.0		0.1
2018	1.0		—
2019	1.0		—

15. Other assets

Other assets include the following:

	As of March 31,
	2013		2014		2014
	(In millions)
Security deposits for leased property	Rs.	3,392.9	Rs.	3,728.7	US$	62.1
Sundry accounts receivable		17,256.4		22,455.4		374.3
Advance tax (net of provision for taxes)		14,881.1		12,251.3		204.2
Advances		1,701.2		1,444.8		24.1
Prepaid expenses		1,319.6		1,160.2		19.3
Restricted cash/ securitization margin for credit enhancement and securitized transactions		4,372.2		3,677.4		61.3
Derivatives (refer to note 24)		72,523.0		142,479.3		2,374.7
Others		20,390.5		27,093.9		451.5

Total	Rs.	135,836.9	Rs.	214,291.0	US$	3,571.5

16. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2013 and March 31, 2014 were as follows:

	As of March 31,
	2013		2014		2014
	(In millions)
Interest-bearing:
Savings deposits	Rs.	882,099.8	Rs.	1,031,326.1	US$	17,188.8
Time deposits		1,556,162.2		2,025,828.4		33,763.8

Total interest-bearing deposits		2,438,262.0		3,057,154.5		50,952.6
Non-interest-bearing deposits		522,271.9		612,845.6		10,214.1

Total	Rs.	2,960,533.9	Rs.	3,670,000.1	US$	61,166.7

As of March 31, 2013 and March 31, 2014, time deposits of Rs. 1,230,190.8 million and Rs. 1,327,554.2 million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2013 and March 31, 2014, time deposits in excess of Rs. 0.1 million aggregated Rs. 1,442,585.6 million and Rs. 1,872,806.1 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2014, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2014
	(In millions)
Due to mature in the fiscal year ending March 31:
2015	Rs.	1,327,554.2	US$	22,125.9
2016		266,112.7		4,435.2
2017		276,301.9		4,605.0
2018		69,396.6		1,156.6
2019		79,548.4		1,325.8
Thereafter		6,914.6		115.3

Total	Rs.	2,025,828.4	US$	33,763.8

17. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2013 and March 31, 2014 were comprised of the following:

	As of March 31,
	2013		2014		2014
	(In millions)
Borrowed in the call market	Rs.	7,246.8	Rs.	13,937.3	US$	232.3
Term borrowings from institutions/banks		37,550.0		49,550.0		825.9
Foreign currency borrowings		80,224.7		83,313.8		1,388.6
Bills rediscounted		20,595.7		3,974.4		66.1

Total	Rs.	145,617.2	Rs.	150,775.5	US$	2,512.9

Total borrowings outstanding:
Maximum amount outstanding	Rs.	253,172.3	Rs.	383,190.9	US$	6,386.5

Average amount outstanding	Rs.	147,051.2	Rs.	213,031.8	US$	3,550.5

Weighted average interest rate		5.3%		3.3%		3.3%

18. Long-term debt

Long-term debt as of March 31, 2013 and March 31, 2014 was comprised of the following:

	As of March 31,
	2013		2014		2014
	(In millions)
Subordinated debt	Rs.	171,867.5	Rs.	174,730.5	US$	2,912.2
Others		123,352.2		220,478.1		3,674.6

Total	Rs.	295,219.7	Rs.	395,208.6	US$	6,586.8

The below table presents the balance of long term debt as of March 31, 2013 and March 31, 2014 and the related contractual rates and maturity dates:

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Years ended March 31,
	2013				2014
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Lower Tier II
Fixed rate	2014 - 2023	5.90% to 10.70%	Rs.	130,280.0	2015 - 2024	5.90% to 10.70%	Rs.	132,580.0	US$	2,209.7
Upper Tier II
Fixed rate	2016 - 2021	8.70% to 10.85%		34,159.0	2016 - 2021	8.70% to 10.85%		34,159.0		569.3
Variable rate	2016 - 2017	LIBOR+1.2		5,428.5	2016 - 2017	LIBOR+1.2		5,991.5		99.9
Perpetual debt	2016 - 2017	9.92%		2,000.0	2016 - 2017	9.92%		2,000.0		33.3
Others
Variable rate—(1)	2013 - 2017	1.30% to 2.94%		49,586.9	2015 - 2018	1.25% to 3.00%		129,708.4		2,161.8
Variable rate—(2)	2014 - 2018	9.75% to 11.10%		55,285.1	2015 - 2018	10.25% to 11.35%		57,299.7		955.0
Fixed rate	2014 - 2018	8.00% to 10.30%		18,480.2	2015 - 2019	8.54% to 10.81%		33,470.0		557.8

Total			Rs.	295,219.7			Rs.	395,208.6	US$	6,586.8

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2014
	(In millions)
Due in the fiscal year ending March 31:
2015	Rs.	21,149.4	US$	352.5
2016		41,208.7		686.8
2017		98,812.0		1,646.9
2018		76,220.0		1,270.3
2019		16,398.0		273.3
Thereafter (1)		139,420.5		2,323.7

Total	Rs.	393,208.6	US$	6,553.5

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

During the year ended March 31, 2014, the Bank issued subordinated debt qualifying for Lower Tier II capital, under RBI regulatory guidelines, amounting to Rs. 2,300.0 million (previous year Rs. 60,470.0 million) and raised other long term debt Rs. 144,041.9 million (previous year Rs. 102,235.7 million).

As of March 31, 2013 and March 31, 2014, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 49,586.9 million and Rs. 129,708.4 million, respectively, and functional currency borrowings aggregating to Rs. 73,765.3 million and Rs. 90,769.7 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2013		2014		2014
	(In millions)
Bills payable	Rs.	54,787.7	Rs.	56,112.0	US$	935.2
Remittances in transit		21,047.8		22,174.7		369.6
Accrued expenses		23,544.1		20,591.7		343.2
New account deposits		4,884.1		7,073.8		117.9
Accounts payable		40,907.8		64,086.3		1,068.1
Derivatives (refer to note 24)		69,099.7		124,176.3		2,069.6
Others		21,751.0		54,472.9		908.0

Total	Rs.	236,022.2	Rs.	348,687.7	US$	5,811.6

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2014 was Rs. 176.3 million (US$ 2.9 million)

20. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after tax for the years ended March 31, 2013 and March 31, 2014.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2012	Rs.	(7,414.9)	Rs.	202.1	Rs.	(7,212.8)
Net unrealized gain/(loss) arising during the period		7,853.4		60.9		7,914.3
Amounts reclassified to income		(216.1)		—		(216.1)

Balance, March 31, 2013	Rs.	222.4	Rs.	263.0	Rs.	485.4

Balance, March 31, 2013	Rs.	222.4	Rs.	263.0	Rs.	485.4
Net unrealized gain/(loss) arising during the period		(12,267.8)		211.5		(12,056.3)
Amounts reclassified to income		(19.5)		—		(19.5)

Balance, March 31, 2014	Rs.	(12,064.9)	Rs.	474.5	Rs.	(11,590.4)

	US$	(201.1)	US$	7.9	US$	(193.2)

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related tax effect for period ended March 31, 2013 and March 31, 2014.

	As of March 31,
	2013		2014		2014
	(In millions)
Available for sale securities:
Realized (gain)/loss on sales of available for sale securities, net	Rs.	(316.2)	Rs.	(29.5)	US$	(0.5)
Other than temporary impairment losses on available for sale securities		(3.7)		—		—

Total before tax	Rs.	(319.9)	Rs.	(29.5)	US$	(0.5)
Income tax		103.8		10.0		0.2

Net of tax	Rs.	(216.1)	Rs.	(19.5)	US$	(0.3)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2012		2013		2014		2014
	(In millions)
Current income tax expense	Rs.	26,743.1	Rs.	35,848.5	Rs.	44,324.2	US$	738.7
Deferred income tax (benefit) expense*		(1,950.0)		(4,881.7)		(1,994.6)		(33.2)
Interest on income tax refund		(964.4)		(1,126.7)		(25.4)		(0.4)

Income tax expense**	Rs.	23,828.7	Rs.	29,840.1	Rs.	42,304.2	US$	705.1

*	Includes deferred income tax benefits on the amortization of intangible assets of Rs. 805.1million, Rs. 747.7 million and Rs.495.6 million for fiscals March 31, 2012, March 31, 2013 and March 31, 2014, respectively.
**	Does not include the deferred tax effects of unrealized gains and losses on available for sale securities that are included in accumulated other comprehensive income of Rs. 782.3 million, Rs. 3,771.9 million and Rs. (6,310.3) million for fiscals March 31, 2012, March 31, 2013 and March 31, 2014, respectively.

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2012		2013		2014		2014
	(In millions)
Net income before taxes	Rs.	73,836.7	Rs.	91,974.8	Rs.	121,750.4	US$	2,029.2
Effective statutory income tax rate		32.45%		32.45%		33.99%		33.99%
Expected income tax expense		23,956.3		29,841.2		41,383.0		689.7
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund		(651.5)		(761.1)		(16.8)		(0.3)
Permanent differences:
Stock-based compensation		1,268.6		1,471.0		1,867.9		31.1
Income exempt from taxes		(981.9)		(593.5)		(450.9)		(7.5)
Effect of change in statutory tax rate		136.7		—		(606.6)		(10.1)
Other, net		100.5		(117.5)		127.6		2.2

Income tax expense	Rs.	23,828.7	Rs.	29,840.1	Rs.	42,304.2	US$	705.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2013		2014		2014
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	9,576.1	Rs.	11,221.9	US$	187.0
Unrealized loss on securities available for sale		—		6,274.7		104.6
Investments, others		927.1		441.9		7.4
Derivatives		—		489.7		8.2
Employee benefits		2,135.8		2,048.5		34.1
Others		2,943.0		2,935.0		48.9

Deferred tax asset		15,582.0		23,411.7		390.2

Taxable temporary differences:
Property and equipment		749.4		783.6		13.1
Loan origination cost		1,276.2		1,577.2		26.3
Derivatives		232.8		—		—
Unrealized gain on securities available for sale		92.0		—		—
Intangible assets		574.1		78.5		1.3

Deferred tax liability		2,924.5		2,439.3		40.7

Net deferred tax (asset) liability	Rs.	(12,657.5)	Rs.	(20,972.4)	US$	(349.5)

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future taxable income. The major income tax jurisdiction for the Bank is India.

The total unrecognized tax benefit as on March 31, 2013 and March 31, 2014 is Rs. 648.3 million and Rs.648.3 million, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
	2013		2014		2014
	(In millions)
Opening balance	Rs.	691.3	Rs.	648.3	US$	10.8
Increase/(decrease) related to prior year tax positions		(43.0)		—		—

Closing balance	Rs.	648.3	Rs.	648.3	US$	10.8

The Bank’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs.648.3 million as of March 31, 2014 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

The Bank’s policy is to include interest and penalties related to gross unrecognized tax benefits within the provision for income taxes. For the years ended March 31, 2012, March 31, 2013 and March 31, 2014, no amount was charged as interest and penalty cost to the income statement. The open tax years (first assessment by the tax authorities) is pending from fiscal 2012 onwards.

22. Stock-based compensation

The stock-based compensation plans of the Bank are as follows.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employees Stock Option Scheme:

The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D” and in June 2010 Plan “E” of the Employees’ Stock Option Scheme (the “Plan”). Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share. The Bank reserved 50.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D” the Bank reserved 75.0 million equity shares with an aggregate nominal value of Rs.150.0 million and under Plan “E” the Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 200.0 million. The annual general meeting held on June 27, 2013, reserved 100.0 million equity shares with aggregate nominal value of Rs. 200.0 million for grant under the Bank’s employee stock option scheme under Plan “F”. Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share.

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

Plan B, Plan C, Plan D, Plan E and Plan F provide for the issuance of options at the recommendation of the Compensation Committee at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange. For Plan B the price is that quoted on an Indian stock exchange with the highest trading volume during the preceding two weeks, while for Plan C, Plan D, Plan E and Plan F, the price is that quoted on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Presently, there are no stock options issued and outstanding under Plan B and Plan F.

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

On July 6, 2011 and January 18, 2012, the Compensation Committee of the Board approved the grant of a total of 243,750 options (Scheme XVII) and a total of 35,359,500 options (Scheme XVIII) to the employees of the Bank, respectively. On July 20, 2013, the Compensation Committee of the Board approved the grant of a total of 32,926,500 options (Scheme XIX), a total of 7,085,000 (Scheme XX) and a total of 7,017,000 options (Scheme XXI) to the employees of the Bank, respectively. On December 24, 2013, the Compensation Committee of the Board approved the grant of a total of 31,500 options (Scheme XXII) to the employees of the Bank.

Modification of employee stock option schemes

During the period ended March 31, 2012, March 31, 2013 and March 31, 2014, there were no modifications to employee stock option schemes.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2012	2013*	2014
Dividend yield	0.65%-0.70%	—	0.81%-0.83%
Expected volatility	29.35%	—	28.57%-41.52%
Risk-free interest rate	8.04%-8.22%	—	8.21%-9.08%
Expected lives	1-5.2 years	—	1.0-7.0 years

*	no options were granted during the period

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted Years ending March 31,
	2012	2013	2014
Options available to be granted, beginning of period*	91,642,000	57,116,000	58,080,400
Equity shares allocated for grant under the plan	—	—	100,000,000
Options granted	(35,603,250)	—	(47,060,000)
Forfeited/lapsed*	1,077,250	964,400	1,100,900

Options available to be granted, end of period	57,116,000	58,080,400	112,121,300

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/lapse are not available for re-issue.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2012			2013			2014
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of period	85,924,615	Rs.	325.27	99,872,740	Rs.	389.52	65,443,045	Rs.	417.32
Granted	35,603,250		468.67	—		—	47,060,000		679.99
Exercised*	(20,559,850)		257.91	(33,459,050)		333.87	(18,903,115)		382.63
Forfeited	(879,000)		439.76	(848,800)		461.85	(1,017,800)		618.30
Lapsed	(216,275)		199.60	(121,845)		236.79	(105,530)		247.18

Options outstanding, end of period	99,872,740	Rs.	389.52	65,443,045	Rs.	417.32	92,476,600	Rs.	556.06

Options exercisable, end of period	56,415,090	Rs.	332.53	56,752,845	Rs.	409.46	46,137,600	Rs.	431.59

Weighted average fair value of options granted during the year		Rs.	163.43		Rs.	—		Rs.	258.53

*	As of March 31, 2013 includes 728,290 options exercised, pending allotment of equity shares. As of March 31, 2014 excludes 728,290 options of equity shares allotted which were exercised in previous year.

The following summarizes information about stock options outstanding as of March 31, 2014:

		As of March 31, 2014
Plan	Range of exercise price	Number Of Shares Arising Out Of Options	Weighted Average Remaining Life Years	Weighted Average Exercise Price
Plan C	Rs. 680.00 to Rs. 680.00 (or US$ 11.33 to US$ 11.33)	6,952,000	5.21	Rs.	680.00
Plan D	Rs. 225.29 to Rs. 680.00 (or US$ 3.75 to US$ 11.33)	13,643,900	2.94		490.62
Plan E	Rs. 440.16 to Rs. 680.00 (or US$ 7.34 to US$ 11.33)	71,494,300	3.82		558.33
General ESOP	Rs. 118.61 to Rs. 251.72 (or US$ 1.98 to US$ 4.20)	386,400	0.40	Rs.	217.13

The intrinsic value of options exercised during the year ended March 31, 2012, March 31, 2013 and March 31, 2014 was Rs. 107.2 million, Rs. 151.5 million and Rs. 129.7 million, respectively. The aggregate intrinsic value of options outstanding and options exercisable as at March 31, 2014 was Rs. 359.2 million (previous year Rs. 493.6 million) and Rs. 359.2 million (previous year Rs. 377.0 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 3,887.7 million, Rs. 4,533.7 million and Rs. 5,495.5 million during the years ended March 31, 2012, March 31, 2013 and March 31, 2014, respectively. As of March 31, 2014, there were 46,339,000 (previous year 8,690,200) unvested options with weighted average exercise price of Rs. 680.0 (previous year Rs. 468.7) and aggregate intrinsic value of nil (previous year Rs. 116.6). As at March 31, 2014, the total estimated compensation cost to be recognized in future periods was Rs. 6,299.7 million (previous year Rs. 568.8 million). This is expected to be recognized over a weighted average period of 0.7 years.

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

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2013 and March 31, 2014:

	As of March 31,
	2013		2014		2014
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	1,663.0	Rs.	2,062.8	US$	34.4
Service cost		387.2		388.8		6.5
Interest cost		130.6		178.7		3.0
Actuarial(gains)/ losses		(0.4)		(101.8)		(1.7)
Benefits paid		(117.6)		(154.2)		(2.6)

Projected benefit obligation, end of the period		2,062.8		2,374.3		39.6

Change in plan assets:
Fair value of plan assets, beginning of the period		918.6		1,302.3		21.7
Expected return on plan assets		88.8		121.1		2.0
Actuarial gains/(losses)		20.0		18.6		0.3

Actual return on plan assets		108.8		139.7		2.3
Employer contributions		392.5		438.2		7.3
Benefits paid		(117.6)		(154.2)		(2.6)

Fair value of plan assets, end of the period		1,302.3		1,726.0		28.7

Funded Status	Rs.	(760.5)	Rs.	(648.3)	US$	(10.9)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 483.0 million. The accumulated benefit obligation as of March 31, 2013 and March 31, 2014 was Rs. 1,236.0 million and Rs. 1,535.7 million, respectively. The vested accumulated benefit obligation as on March 31, 2013 and March 31, 2014 was Rs. 793.3 million and Rs. 1,017.3 million, respectively.

Net gratuity cost for the years ended March 31, 2012, March 31, 2013 and March 31, 2014 was comprised of the following components:

	Fiscal years ended March 31,
	2012		2013		2014		2014
	(In millions)
Service cost	Rs.	283.6	Rs.	387.2	Rs.	388.8	US$	6.5
Interest cost		115.7		130.6		178.7		3.0
Expected return on plan assets		(63.1)		(88.8)		(121.1)		(2.0)
Actuarial (gains)/ losses		3.7		(20.4)		(120.4)		(2.0)

Net gratuity cost	Rs.	339.9	Rs.	408.6	Rs.	326.0	US$	5.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2012	2013	2014
	(% per annum)
Discount rate*	8.8	8.1	9.0
Rate of increase in compensation levels of covered employees	9.0	8.5	8.5
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
(In millions)
2015	Rs. 173.2
2016	187.2
2017	211.1
2018	291.8
2019	327.8
2020-2024	1,077.0

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2014.

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2014, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2014
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	48.5%	15.6%	34.8%
Debenture and bonds	31.9%	29.6%	49.2%
Equity securities	5.1%	49.5%	—
Other	14.5%	5.3%	16.0%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2014 are provided separately.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2013 and March 31, 2014:

	As of March 31,
	2013		2014		2014
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	568.5	Rs.	581.9	US$	9.7
Service cost		13.2		7.7		0.1
Interest cost		41.8		48.4		0.8
Actuarial (gains)/losses		69.3		39.7		0.7
Benefits paid		(110.9)		(88.8)		(1.5)

Projected benefit obligation, end of the period		581.9		588.9		9.8

Change in plan assets:
Fair value of plan assets, beginning of the period		511.4		488.8		8.1
Expected return on plan assets		40.0		38.7		0.6
Actuarial gains/(losses)		(15.8)		34.5		0.6

Actual return on plan assets		24.2		73.2		1.2
Employer contributions		64.1		6.7		0.1
Benefits paid		(110.9)		(88.8)		(1.5)

Fair value of plan assets, end of the period		488.8		479.9		7.9

Funded Status	Rs.	(93.1)	Rs.	(109.0)	US$	(1.9)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 93.0 million. The accumulated benefit obligation as of March 31, 2013 and March 31, 2014 was Rs. 370.7 million and Rs. 375.8 million, respectively. The vested accumulated benefit obligation as of March 31, 2013 and March 31, 2014 was Rs. 248.5 million and Rs. 264.0 million, respectively.

Net pension cost for the year ended March 31, 2012, March 31, 2013 and March 31, 2014 was comprised of the following components:

	As of March 31,
	2012		2013		2014		2014
	(in millions)
Service cost	Rs.	15.1	Rs.	13.2	Rs.	7.7	US$	0.1
Interest cost		46.1		41.8		48.4		0.8
Expected return on plan assets		(37.8)		(40.0)		(38.7)		(0.6)
Actuarial (gains)/losses		47.3		85.1		5.2		0.1

Net pension cost	Rs.	70.7	Rs.	100.1	Rs.	22.6	US$	0.4

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2012	2013	2014
	(% per annum)
Discount rate*	8.8	8.1	9.0
Rate of increase in compensation levels of covered employees	9.0	8.5	8.5
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2015	Rs.	90.6
2016		79.1
2017		38.0
2018		76.7
2019		88.5
2020-2024		256.2

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2014.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities, oil bonds and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2014 is as follows:

Asset category	Funds managed by trust
Government securities	6.3%
Debenture and bonds	67.4%
Other	26.3%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 33 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2013 and March 31, 2014 are summarized in the table below.

	As of March 31, 2013						As of March 31, 2014
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	378.6	Rs.	—	Rs.	—	Rs.	404.0
Funds managed by insurance company (2)		—		677.2		—		—		1,082.3		—
Funds managed by trust
— Government securities		—		121.4		—		—		113.6		—
— Debenture and bonds		—		448.9		—		—		441.3		—
— Others		165.0		—		—		164.7		—		—

Total	Rs.	165.0	Rs.	1,247.5	Rs.	378.6	Rs.	164.7	Rs.	1,637.2	Rs.	404.0

							US$	2.7	US$	27.3	US$	6.7

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2013 and 2014.

	Funds managed by Insurance companies as of March 31,
	2013	2014	2014
	(In millions)
Particular
Opening balance	Rs. 233.8	Rs. 378.6	US$	6.3
Realized interest credited to fund	29.6	31.5		0.5
Contribution during the period	195.4	131.5		2.2
Amount paid towards claim	(80.2)	(137.6)		(2.3)

Closing balance	Rs. 378.6	Rs. 404.0	US$	6.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 327.1 million, Rs. 373.3 million and Rs. 432.2 million to the superannuation plan for the years ended March 31, 2012, March 31, 2013 and March 31, 2014, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.0065 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 1,165.4 million, Rs. 1,295.4 million and Rs. 1,433.4 million to the provident fund for the years ended March 31, 2012, March 31, 2013 and March 31, 2014, respectively.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2013 and March 31, 2014, together with the fair values on each reporting date.

	As of March 31, 2013
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,080,500.3	Rs.	5,944.5	Rs.	7,837.2	Rs.	(1,892.7)
Currency options		152,384.2		1,014.1		1,300.0		(285.9)
Currency swaps		59,328.6		2,962.0		1,502.5		1,459.5
Forward exchange contracts		4,467,860.7		62,602.4		58,460.0		4,142.4

Total	Rs.	6,760,073.8	Rs.	72,523.0	Rs.	69,099.7	Rs.	3,423.3

	As of March 31, 2014
	Notional		Gross Assets		Gross Liabilities		Net Fair Value			Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	1,772,658.7	Rs.	10,766.4	Rs.	12,240.7	Rs.	(1,474.	3)	US$	29,544.3	US$	(24.5)
Currency options		165,920.4		1,329.4		1,640.4		(311.	0)		2,765.3		(5.2)
Currency swaps		71,041.3		5,055.9		3,326.6		1,729.3			1,184.0		28.8
Forward exchange contracts		4,753,861.2		125,327.6		106,968.6		18,359.0			79,231.0		306.0

Total	Rs.	6,763,481.6	Rs.	142,479.3	Rs.	124,176.3	Rs.	18,303.0		US$	112,724.6	US$	305.1

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2013		2014		2014
	(In millions)
Interest rate derivatives	Rs.	(2,170.1)	Rs.	(1,768.7)	US$	(29.5)
Forward rate agreements		4.4		—		—
Currency options		(742.8)		250.0		4.2
Currency swaps		(105.5)		662.6		11.0
Forward exchange contracts		3,255.9		975.6		16.3

Total gains/(losses)	Rs.	241.9	Rs.	119.5	US$	2.0

Offsetting

The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and ASC 815-10-45.

The Bank enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below we have presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Transactions with counterparties for Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) are settled through the Clearing Corporation of India Limited (“CCIL”), a centralized clearing house. Collaterals received or pledged comprise of highly liquid investments. For undertaking the above transactions, power of attorney is executed by the Bank and the counterparties in favor of CCIL to liquidate the securities pledged in the event of default.

	As of March 31, 2013
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	72,523.0	Rs.	—	Rs.	72,523.0	Rs.	57,926.6	Rs.	1,100.0	Rs.	13,496.4
Securities purchased under agreements to resell		67,000.0		—		67,000.0		67,000.0		—		—
Financial liabilities
Derivative liabilities	Rs.	69,099.7	Rs.	—	Rs.	69,099.7	Rs.	57,926.6	Rs.	1,871.7	Rs.	9,301.4
Securities sold under repurchase agreements		205,000.0		—		205,000.0		67,000.0		138,000.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

`	As of March 31, 2014
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross Amounts	Amounts offset	Net amounts reported in the balance sheet	Financial instruments	Financial collateral(1)	Net amount	Net amount
	(In millions)
Financial assets
Derivative assets	Rs. 142,479.3	Rs. —	Rs. 142,479.3	Rs. 101,787.6	Rs. 9,191.9	Rs. 31,499.8	US$	525.0
Securities purchased under agreements to resell	57,322.6	—	57,322.6	—	57,322.6	—		—
Financial liabilities
Derivative liabilities	Rs. 124,176.3	Rs. —	Rs. 124,176.3	Rs. 101,787.6	Rs. 305.3	Rs. 22,083.4	US$	368.1

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case by case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and outstanding range from 1 day to 19 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In terms of FASB ASC 460-10 the Bank has recognized a liability of Rs. 1,090.2 million and Rs. 1,301.7 million as of March 31, 2013 and March 31, 2014 respectively, in respect of guarantees issued or modified. Based on historical trends, in terms of FASB ASC 450, the Bank has recognized a liability of Rs. 744.6 million and Rs. 846.0 million as of March 31, 2013 and March 31, 2014, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2013		2014		2014
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	99,886.2	Rs.	161,259.8	US$	2,687.7
Performance guarantees		69,686.1		88,204.3		1,470.1
Documentary credits		220,595.4		192,095.2		3,201.6

Total	Rs.	390,167.7	Rs.	441,559.3	US$	7,359.4

Estimated fair values:
Guarantees	Rs.	(1,090.2)	Rs.	(1,301.7)	US$	(21.7)
Documentary credits		(232.6)		(179.0)		(3.0)

Total	Rs.	(1,322.8)	Rs.	(1,480.7)	US$	(24.7)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been made was Rs. 567,069.8 million as of March 31, 2014. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

25. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2013 and March 31, 2014. The estimated fair value amounts as of March 31, 2013 and March 31, 2014 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Derivatives

See note 24

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of March 31,
	2013				2014
							Estimated Fair Value
	Carrying Value		Estimated Fair Value		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	218,740.2	Rs.	218,740.2	Rs.	370,835.2	Rs.	370,835.2	Rs.	—	Rs.	—	Rs.	370,835.2	US$	6,180.6	US$	6,180.6
Term placements		199,265.7		199,032.6		176,481.7		—		176,346.4		—		176,346.4		2,941.4		2,939.1
Investments held for trading		87,383.5		87,383.5		65,077.9		25.9		65,052.0		—		65,077.9		1,084.6		1,084.6
Investments available for sale*		1,017,441.4		1,017,441.4		908,128.9		341.1		907,787.8		—		908,128.9		15,135.5		15,135.5
Securities purchased under agreements to resell		67,000.0		67,000.0		57,322.6		—		57,322.6		—		57,322.6		955.4		955.4
Loans		2,504,551.6		2,532,896.5		3,185,648.1		—		3,220,631.0		—		3,220,631.0		53,094.1		53,677.2
Accrued interest receivable		34,370.9		34,370.9		40,388.5		—		40,388.5		—		40,388.5		673.1		673.1
Other assets		112,498.9		111,408.6		186,036.9		—		184,774.8		—		184,774.8		3,100.6		3,079.6
Financial Liabilities:
Interest-bearing deposits		2,438,262.0		2,433,527.9		3,057,154.5		—		3,039,651.4		—		3,039,651.4		50,952.6		50,660.9
Non-interest-bearing deposits		522,271.9		522,271.9		612,845.6		—		612,845.6		—		612,845.6		10,214.1		10,214.1
Securities sold under repurchase agreements		205,000.0		205,000.0		—		—		—		—		—		—		—
Short-term borrowings		145,617.2		145,491.0		150,775.5		—		151,062.9		—		151,062.9		2,512.9		2,517.7
Accrued interest payable		58,135.2		58,135.2		27,734.7		—		27,734.7		—		27,734.7		462.2		462.2
Long-term debt		295,219.7		305,170.5		395,208.6		—		399,998.8		—		399,998.8		6,586.8		6,666.6
Accrued expenses and other liabilities		195,190.5		195,190.5		295,116.6		—		295,116.6		—		295,116.6		4,918.6		4,918.6

*	excluding investments carried at cost Rs. 695.4 million (US$ 11.6 million) (previous year Rs. 630.1 million)

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

Summarized segment information for the years ended March 31, 2012, March 31, 2013 and March 31, 2014:

	Fiscal years ended March 31,
	2012								2013
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/ (expense) (External)	Rs.	73,157.0	Rs.	52,357.0	Rs.	878.0	Rs.	126,392.0	Rs.	88,384.7	Rs.	68,846.3	Rs.	(154.5)	Rs.	157,076.5
Net interest income/ (expense) (Internal)		27,856.6		(29,476.0)		1,619.4		—		39,908.1		(41,783.7)		1,875.6		—
Net interest revenue		101,013.6		22,881.0		2,497.4		126,392.0		128,292.8		27,062.6		1,721.1		157,076.5
Less: Provision for credit losses		6,445.6		1,391.7		—		7,837.3		11,107.1		1,580.9		—		12,688.0

Net interest revenue, after allowance for credit losses		94,568.0		21,489.3		2,497.4		118,554.7		117,185.7		25,481.7		1,721.1		144,388.5
Non-interest revenue		46,193.6		7,609.4		(1,207.5)		52,595.5		56,181.9		6,619.0		2,376.5		65,177.4
Non-interest expense		(86,131.7)		(8,146.5)		(3,035.3)		(97,313.5)		(105,510.9)		(9,803.3)		(2,276.9)		(117,591.1)

Income before income tax	Rs.	54,629.9	Rs.	20,952.2	Rs.	(1,745.4)	Rs.	73,836.7	Rs.	67,856.7	Rs.	22,297.4	Rs.	1,820.7	Rs.	91,974.8

Segment assets:
Segment total assets	Rs.	1,843,971.3	Rs.	1,344,261.7	Rs.	382,922.7	Rs.	3,571,155.7	Rs.	2,301,087.4	Rs.	1,684,462.0	Rs.	385,356.7	Rs.	4,370,906.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31,
	2014
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	105,479.2	Rs.	82,160.1	Rs.	4,932.8	Rs.	192,572.1	US$	3,209.6
Net interest income/(expense) (Internal)		46,099.3		(48,923.0)		2,823.7		—		—
Net interest revenue		151,578.5		33,237.1		7,756.5		192,572.1		3,209.6
Less: Provision for credit losses		14,942.4		2,485.7		—		17,428.1		290.5

Net interest revenue, after allowance for credit losses		136,636.1		30,751.4		7,756.5		175,144.0		2,919.1
Non-interest revenue		62,670.8		8,551.4		(387.7)		70,834.5		1,180.5
Non-interest expense		(116,511.1)		(6,354.4)		(1,362.6)		(124,228.1)		(2,070.4)

Income before income tax	Rs.	82,795.8	Rs.	32,948.4	Rs.	6,006.2	Rs.	121,750.4	US$	2,029.2

Segment assets:
Segment total assets	Rs.	2,838,734.3	Rs.	1,776,968.9	Rs.	509,704.1	Rs.	5,125,407.3	US$	85,423.5

27. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2013 and March 31, 2014 aggregated Rs. 2,918.7 million and Rs. 2,492.2 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for these indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank which are not acknowledged as debts as of March 31, 2014 aggregated to Rs. 4,090.9 million (previous year Rs. 7,152.1 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of March 31,
	2012		2013		2014		2014
	(In millions)
The total minimum lease payments during the year recognized in the consolidated statement of income	Rs.	5,382.0	Rs.	7,006.1	Rs.	7,655.7	US$	127.6
Sub-lease income recognized in the consolidated statement of income	Rs.	241.7	Rs.	242.2	Rs.	297.0	US$	5.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2014 were as follows:

Year ending March 31,	Payments
	(In millions)
2015	Rs.	6,798.4	US$	113.3
2016		6,528.2		108.8
2017		6,318.2		105.3
2018		5,528.0		92.1
2019		4,491.9		74.9
Thereafter		12,396.2		206.6

Total	Rs.	42,060.9	US$	701.0

The future minimum lease payments expected to be received under non-cancellable sub leases as of March 31, 2013 and March 31, 2014 were Rs. 643.0 million and Rs. 747.8 million, respectively.

Reward points

The movement in provision for credit card and debit card reward points as of March 31, 2013 and March 31, 2014 is as follows:.

	As of March 31,
	2013		2014		2014
	(In millions)
Opening provision of reward points	Rs.	858.0	Rs.	1,300.7	US$	21.7
Provision made during the year		1,093.5		1,008.9		16.8
Utilization/write back of provision		(626.5)		(577.2)		(9.6)
Effect of change in rate of accrual of reward points		141.1		(223.3)		(3.7)
Effect of change in cost of reward points		(165.4)		—		—

Closing provision of reward points	Rs.	1,300.7	Rs.	1,509.1	US$	25.2

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

Balances payable to related parties are as follows:

	As of March 31,
	2013						2014
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	9,251.6	Rs.	4,262.4	Rs.	13,514.0	Rs.	29,348.1	Rs.	5,541.4	Rs.	34,889.5	US$	581.5
Balances in interest-bearing deposits		10,600.1		1,492.3		12,092.4		25,600.3		1,341.6		26,941.9		449.0
Accrued expenses and other liabilities		—		—		—		143.2		—		143.2		2.4

Total	Rs.	19,851.7	Rs.	5,754.7	Rs.	25,606.4	Rs.	55,091.6	Rs.	6,883.0	Rs.	61,974.6	US$	1,032.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances receivable from related parties are as follows:

	As of March 31,
	2013						2014
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	87.1	Rs.	87.1	Rs.	—	Rs.	450.9	Rs.	450.9	US$	7.5
Other assets		141.2		1,082.4		1,223.6		126.4		701.6		828.0		13.8

Total	Rs.	141.2	Rs.	1,169.5	Rs.	1,310.7	Rs.	126.4	Rs.	1,152.5	Rs.	1,278.9	US$	21.3

Purchase of property and equipment from related parties for the years ended March 31, 2013 and 2014 were nil. Purchase and sale of investments from others for the year ended March 31, 2014 were Rs. 2,365.6 million (previous year Rs. 2,942.4 million) and Rs. 4,117.4 million (previous year Rs. 8,724.4 million), respectively. Investment of others in the Bank’s tier II bonds for the year ended March 31, 2014 were Rs. 900.0 million (previous year Rs. 660.0 million).

Included in the determination of net income are the following significant transactions with related parties:

	March 31,
	2012						2013						2014
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	838.7	Rs.	6,200.0	Rs.	7,038.7	Rs.	1,395.9	Rs.	6,689.5	Rs.	8,085.4	Rs.	1,308.1	Rs.	5,351.6	Rs.	6,659.7	US$	111.0
Interest and Dividend revenue		—		14.2		14.2		—		19.1		19.1		—		110.8		110.8		1.8
Interest expense-Deposits		75.5		28.6		104.1		97.9		131.8		229.7		88.3		199.6		287.9		4.8
Non-interest expense-Administrative and other		—		(366.4)		(366.4)		(462.4)		(1,110.7)		(1,573.1)		(839.9)		(1,680.0)		(2,519.9)		(42.0)
Non-interest expense-Premises and equipment		(16.9)		(12.6)		(29.5)		(17.0)		(12.6)		(29.6)		(17.2)		(11.7)		(28.9)		(0.5)

Other transactions with principal owners are as follows:

During the years ended March 31, 2013 and March 31, 2014, the Bank purchased “AAA” rated home loans aggregating Rs. 51,644.0 million and Rs. 55,560.7 million, respectively. Dividends paid to HDFC Limited during the years ended March 31, 2013 and March 31, 2014 were Rs. 1,690.8 million and Rs. 2,162.7 million, respectively. The Bank also enters into foreign exchange and derivative transactions with HDFC Ltd. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2014 was Rs. 2,500.0 million (previous year Rs. 2,500.0 million) and Rs. 70.8 million (previous year Rs. 49.3 million), respectively.

During the year ended March 31, 2014, the Bank issued Guarantees on behalf of Principal owner and Others for Rs. 1.1 million (previous year Rs. 0.5 million) and for Rs. 0.4 million (previous year Rs. 1.0 million), respectively

29. Regulatory capital and capital adequacy

The Bank is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on the Bank and its financial position. The Bank has migrated, effective March 31, 2009, to prudential guidelines on ‘Capital Adequacy and Market Discipline – Implementation of the New Capital Adequacy Framework’ (Basel II) issued by the RBI. Under the Basel II guidelines, the Bank is required to maintain a minimum Capital to Risk-weighted Asset Ratio of 9% on an ongoing basis for credit risk, market risk and operational risk, with a minimum Tier 1 capital ratio of 6%. Further, the minimum capital maintained by the Bank is subject to a prudential floor, which is the higher of the following amounts:

a)	Minimum capital required as per the new framework (Basel II); or

b)	80% of the minimum capital required to be maintained as per the Basel I framework.

The RBI issued the Basel III capital regulations which were effective from April 1, 2013. The minimum capital requirement under Basel III will be phased-in as follows:

Minimum ratio of capital to risk-weighted assets	As on April 1, 2013	As on March 31,
		2014	2015	2016	2017	2018	2019
Common equity tier I ratio	4.5%	5.0%	5.5%	5.5%	5.5%	5.5%	5.5%
Capital conservation buffer	—	—	—	0.625%	1.25%	1.875%	2.5%
Tier I capital ratio	6.0%	6.5%	7.0%	7.0%	7.0%	7.0%	7.0%
Total capital adequacy ratio	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%	9.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s regulatory capital and capital adequacy ratios are measured in accordance with Indian GAAP. The Bank’s capital adequacy ratio, calculated in accordance with the RBI guidelines under Basel II framework, as on March 31, 2013 is as follows:

	Basel II as of March 31, 2013
	(In millions)
Tier 1 capital	Rs.	338,811.3
Tier 2 capital		175,192.3

Total capital	Rs.	514,003.6

Total risk-weighted assets and contingents	Rs.	3,058,788.9
Capital ratios of the Bank:
Tier 1		11.08%
Total capital		16.80%
Minimum capital ratios required by the RBI:
Tier 1		6.00%
Total capital		9.00%

The Bank’s capital adequacy ratio, calculated in accordance with the RBI guidelines under Basel III capital regulations as on March 31, 2014 is as follows:

	Basel III as of March 31, 2014
	(In millions)
Tier 1 capital	Rs.	406,545.2	US$	6,775.8
Tier 2 capital		148,555.5		2,475.9

Total capital	Rs.	555,100.7	US$	9,251.7

Total risk-weighted assets and contingents	Rs.	3,453,008.5	US$	57,550.1
Capital ratios of the Bank:
Tier 1		11.77%		11.77%
Total capital		16.07%		16.07%
Minimum capital ratios required by the RBI:
Tier 1		6.5%		6.5%
Total capital		9.0%		9.0%

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2014 cannot exceed 35% of net income of Rs. 84,783.8 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2012, March 31, 2013 and March 31, 2014 were Rs. 4.30, Rs. 5.50 and Rs. 6.85 per equity share, respectively.

30. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of nil and 34.9 million were excluded from the calculation of diluted earnings per share for the years ended March 31, 2013 and March 31, 2014, respectively, as these were anti-dilutive for the years.

	As of March 31,
	2012	2013	2014
Weighted average number of equity shares used in computing basic earnings per equity share	2,336,704,062	2,360,974,835	2,390,295,703
Effect of potential equity shares for stock options outstanding	20,643,197	25,132,636	17,849,608

Weighted average number of equity shares used in computing diluted earnings per equity share	2,357,347,259	2,386,107,471	2,408,145,311

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2012		2013		2014		2014
Basic earnings per share	Rs.	21.30	Rs.	26.18	Rs.	33.18	US$	0.55
Effect of potential equity shares for stock options outstanding		0.18		0.27		0.24		0.01

Diluted earnings per share	Rs.	21.12	Rs.	25.91	Rs.	32.94	US$	0.54

Basic earnings per ADS	Rs.	63.90	Rs.	78.54	Rs.	99.54	US$	1.65
Effect of potential equity shares for stock options outstanding		0.54		0.81		0.72		0.03

Diluted earnings per ADS	Rs.	63.36	Rs.	77.73	Rs.	98.82	US$	1.62

31. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-deposit taking non-bank finance company and a subsidiary of the Bank. As at March 31, 2014, the stake-holding of the Bank in HDBFSL was 97.5%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2014 the Bank holds a 89.3% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2014, HDFC Bank Ltd. and its subsidiaries hold 59.0% of the equity interests of ADFC. Members of the Bank’s management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

HBL Global Private Ltd (“HBL”) is a subsidiary of ADFC which holds 98.0% of its equity. HBL provides direct sales support for certain products of the Bank. The financial statements of HBL are consolidated.

32. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates as at March 31, 2014:

Company	Type of Business	HDFC Bank Ltd. and Subsidiaries Investment		HDFC Bank Ltd. and Subsidiaries Ownership	Total HDFC Group Ownership
		(in millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	9.8	12.1%	23.2%
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	30.3	14.0%	26.0%
International Asset Reconstruction Company Private Limited	Business of securitization and asset reconstruction	Rs.	311.7	29.4%	29.4%

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/ (decrease) in the carrying value in these companies was Rs. 53.3 million in fiscal March 31, 2014 (previous year Rs. 73.1 million). This is included under non-interest revenue—other, net.

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

Held to maturity securities: There were no HTM securities as of March 31, 2013 and March 31, 2014.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 695.4 million (US$ 11.6 million) on a recurring basis as of March 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)
			(In millions)
Trading account securities	Rs.	65,077.9	Rs.	25.9	Rs.	65,052.0
Securities Available-for-Sale		908,128.9		341.1		907,787.8

Total	Rs.	973,206.8	Rs.	367.0	Rs.	972,839.8

	US$	16,220.1	US$	6.1	US$	16,214.0

There have been no transfers between level 1 and 2 for the years ended March 31, 2013 and March 31, 2014.

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	142,479.3	Rs.	—	Rs.	142,479.3	Rs.	—
Derivative liabilities	Rs.	124,176.3	Rs.	—	Rs.	124,176.3	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. Subsequent events

In the meeting of Board of Directors of the Bank held on April 23, 2014, the Board recommended a dividend of Rs. 6.85 per share, which has been subsequently approved by the shareholders in their Annual General Meeting, held on June 25, 2014. The total amount of dividend of Rs. 19,234.8 million including tax on distributed profits was paid subsequent to June 25, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashidhar Jagdishan
Name: Sashidhar Jagdishan
Title: Chief Financial Officer

Date: July 30, 2014

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.2	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.3	Amendment number 1, to the Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to F-6 filed on July 13, 2011 (Registration No. 333-13718))

4.1	Scheme of Amalgamation of Centurion Bank of Punjab Limited with HDFC Bank Limited (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

16	Change in Certifying Accountant-Communication dated July 31, 2014 from Deloitte Haskins and Sells LLP, the outgoing accountants

101	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2014 is formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.