Form 20-F
period 2015-03-31
HDFC BANK LTD
filed 2015-07-31
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

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

Equity Shares, as of March 31, 2015            2,506,495,317

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page

Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	28

		Selected Financial and Other Data	64

Item 4	Information on the Company	Business	4

		Selected Statistical Information	67

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	83

		Principal Shareholders	127

		Related Party Transactions	128

		Supervision and Regulation	137

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	83

Item 6	Directors, Senior Management and Employees	Business—Employees	27

		Management	109

		Principal Shareholders	127

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	127

		Management—Loans to Members of our Senior Management	120

		Related Party Transactions	128

Item 8	Financial Information	Reports of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-1

		Business—Legal Proceedings	27

Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	48

		Restrictions on Foreign Ownership of Indian Securities	166

ii

	Item Caption	Location	Page
Item 10	Additional Information	Management	109

		Description of Equity Shares	50

		Dividend Policy	63

		Taxation	131

		Supervision and Regulation	137

		Exchange Controls	164

		Restrictions on Foreign Ownership of Indian Securities	166

		Additional Information	169

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	20

		Selected Statistical Information	67

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	58

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	121

		Management’s Report on Internal Control Over Financial Reporting	170

		Report of Independent Registered Public Accounting Firm	171

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	122

Item 16B	Code of Ethics	Management—Code of Ethics	122

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	122

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	123

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Companies Act, 1956 (to the extent such enactment remains in force) and the Companies Act, 2013 (to the extent notified as of the date of this report) and all rules and regulations issued thereunder. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “ Rs.”, “INR”, “rupees” or “Indian rupees” are to the legal currency of India.

Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (RBI) (collectively “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences insofar as they relate to us include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of our American Depositary Shares (ADSs) in the United States. These fluctuations will also affect the conversion into U.S. dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.

In fiscal 2011, the rupee was range bound as capital flows just about managed to balance the drag from external debt servicing and the current account deficit. However, in fiscal year 2012, the Indian rupee depreciated coming under pressure amidst a widening current account deficit, thin capital inflows and rising global uncertainty spurred by lingering financial and economic instability in Europe and the United States. This trend continued in fiscal 2013. During fiscal 2014, the rupee came under immense and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. However, the Indian rupee’s performance has improved during fiscal 2015, depreciating by 1.3%. The depreciation of the Indian rupee primarily reflects investor expectations that reforms implemented by India’s new government will lead to an improvement in the long-term growth outlook (the high and low during fiscal 2015 was Rs. 63.67 per US$ and Rs 58.30 per US$, respectively). The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2011	44.54	45.49	47.49	43.90
2012	50.89	47.81	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
January 2015	62.01	62.13	63.57	61.32
February 2015	61.67	61.99	62.41	61.67
March 2015	62.31	62.48	63.06	61.76
April 2015	63.58	62.64	63.58	61.99
May 2015	63.71	63.72	64.19	63.31
June 2015	63.59	63.78	64.21	63.43

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 62.31 on March 31, 2015. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 17, 2015 was Rs. 63.45 per US$ 1.00.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the Government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors.”

BUSINESS

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to upper and middle income individuals and corporations in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe is high quality service, advanced technology platforms and superior execution. We have three principal business activities: retail banking, wholesale banking and treasury operations.

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2015, we expanded our operations from 1,725 branches and 4,232 Automated Teller Machines (ATMs) in 779 cities/towns to 4,014 branches and 11,766 ATMs in 2,464 cities/towns. During the same five year period, our customer base increased from 19.0 million customers to over 32 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 2,416.5 billion as of March 31, 2010 to Rs. 6,259.0 billion as of March 31, 2015. Our net income has increased from Rs. 24.6 billion for fiscal 2010 to Rs. 99.2 billion for fiscal 2015.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. Fiscal 2015 was a year of consolidation for the Indian economy that had, over the previous two years, weathered a series of domestic and external headwinds. The Government continued to work towards overcoming some of the policy and supply-side bottlenecks facing raw material supply, such as coal mining and natural resources mining (including linkages), and is also in the process of reforming land acquisition and clearance procedures that have dampened domestic investment and growth. As a result, the industrial growth increased from 4.5% in fiscal 2014 to 6.1% in fiscal 2015 and growth in services also gathered momentum increasing from 9.1% in fiscal 2014 to 10.2% in fiscal 2015. These improvements helped offset the drag on agricultural growth, which declined from 3.7% in fiscal 2014 to 0.2% in fiscal 2015 primarily on account of weather disturbances.

The pressure on domestic drivers of growth, particularly investments, to spearhead domestic economic activity is more acute than usual given the fact that global demand remains weak. While muted domestic growth and increased global supply, especially in the case of oil, have caused commodity prices to decrease and kept India’s external and fiscal balances in check, they have also caused export growth to fall. Export growth declined from 7.3% in fiscal 2014 to negative 0.8% in fiscal 2015. The current account deficit declined from 1.7% of GDP in fiscal 2014 to 1.3% of GDP in fiscal 2015 and the fiscal gap shrunk from 4.5% of GDP in fiscal 2014 to 4.0% of GDP in fiscal 2015.

The combination of global disinflationary pressures (a result of falling commodity prices and subdued growth), better supply management of food items, weak domestic demand and subdued corporate pricing power has helped keep domestic inflation in check thereby causing average CPI inflation to fall from 9.0% in fiscal 2014 to 6.0% in fiscal 2015. This, along with the marked improvement in macro stability as a result of a shrinking current account and fiscal deficit and a stabilization of the rupee has created space for the Reserve Bank of India (RBI) to address growth concerns more aggressively. The RBI has reduced its policy rate (the rate at which it lends to banks) by 75 bps since January 2015 and further rate reductions cannot be ruled out. Taken together with an increase in government-led infrastructure investment, the reduction in the RBI policy rate could help to improve domestic credit growth, which has eased from 13.5% in fiscal 2014 to 12.6% in fiscal 2015.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2015, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.4% of net customer assets. In addition, our net customer assets represented 90.9% of our deposits and our deposits represented 71.9% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 40.5% of total deposits as of March 31, 2015. These low-cost deposits and the cash float associated with our transactional services, led to an average cost of funds (including equity) for fiscal 2015 of 5.0%.

We had a cash outflow of approximately Rs. 10.0 billion, Rs. 9.7 billion, Rs. 8.9 billion in fiscals 2013, 2014 and 2015, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 12.1 billion in fiscal 2016. This budgeted amount includes Rs. 4.5 billion to expand our branch and back office network, Rs. 0.5 billion to expand our ATM network, Rs. 5.0 billion to upgrade and expand our hardware, data center, network and other systems and the balance primarily to add new equipment in our existing premises, to expand our existing premises and to relocate our branches and back offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

We are part of the HDFC group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (HDFC Limited), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and other insurance. HDFC Limited and its subsidiaries owned 21.7% of our outstanding equity shares as of March 31, 2015. Our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. In addition, Mr. Keki Mistry, Vice Chairman and Chief Executive Officer of HDFC Limited and Mrs. Renu Karnad, Managing Director of HDFC Limited, are members of our Board of Directors and have been appointed independent of HDFC Limited’s entitlement to nominate two directors. See also the section “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or restricting HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.

We have two subsidiaries as per local laws: HDFC Securities Limited (HSL) and HDB Financial Services Limited (HDBFSL). HSL is primarily in the business of providing brokerage and other investment services through the internet and other channels. HDBFSL is a non-deposit taking non-bank finance company (NBFC) engaged primarily in the business of retail asset financing. We have consolidated the financial statements of Atlas Documentary Facilitators Company Private Ltd. (ADFC), which provides back office transaction processing services, in our U.S. GAAP financial statements.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States for the 2001, 2005, 2007 and 2015 ADS offerings is Depositary Management Corporation, 570 Lexington Avenue, New York, NY 10022.

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand and extensive reach through a large distribution network

We believe our HDFC Bank brand is one of the strongest brands in the Indian banking industry and was in August 2014, acknowledged as the most valuable brand in India in the inaugural edition of the BrandZ Top 50 Most Valuable Indian Brands study. The study was conducted by WPP research agency Millward Brown, which specializes in brand equity research and brand valuation. We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2015, we had 4,014 branches and 11,766 ATMs in 2,464 cities and towns and over 32 million customers. Our branch network is further complemented by our digital strategy, including online and mobile banking solutions, to provide our customers with access to on-demand banking services, which we believe allows us to develop strong and loyal relationships with our customers.

We provide a wide range of products and high quality service to our clients in order to meet their banking needs

Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a ‘one-stop shop’ for our customers’ banking needs. This includes the services that we can provide to our customers, both directly and indirectly through back-office operational execution and the range of products we offer. We consider our high quality service to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous executional improvements. This pursuit of high quality service and operational execution directly supports our ability to offer a wide range of banking products. Our retail banking products range from retail loans to deposit products and other products and services, such as private banking, depositary accounts, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sales of gold and silver bullion. In addition, we offer our customers brokerage accounts through our subsidiary HSL. On the wholesale banking side we offer customers working capital loans, term loans, bill collections, letters of credit and guarantees and foreign exchange and derivative products. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We collect taxes for the government and are bankers to companies in respect of issuances of equity shares and bonds to the public. We are able to provide this wide-range of products across our branch network, meaning we can provide our targeted rural customers banking products and services similar to those provided to our urban customers, which we believe provides us a competitive advantage. Our wide range of products and focus on superior service and execution also creates multiple cross-selling opportunities for us and we believe, promotes customer retention.

We have achieved robust and consistent financial performance while preserving asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resultant increase in market penetration through our extensive branch network, our assets have grown from Rs. 5,125.4 billion as of March 31, 2014 to Rs. 6,259.0 billion as of March 31, 2015. Our net income has increased from Rs. 79.3 billion for fiscal 2014 to Rs. 99.2 billion for fiscal 2015. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a high level of asset quality. Our gross non-performing customer assets as a percentage of total customer assets was 1.0% as of March 31, 2015 and our net non-performing customer assets was 0.4% of net customer assets. Our net interest margin was 4.7% in fiscal 2014 and 4.8% in fiscal 2015, net income as a percentage of average total shareholders’ equity was 15.6% in fiscal 2014 and 16.1% in fiscal 2015 and net income as a percentage of average total assets was 1.8% in fiscal 2014 and 1.9% in fiscal 2015. Our current and savings account deposits as a percentage of our total deposits were 44.0% as of March 31, 2015.

We have an advanced technology platform

We continue to make substantial investments in our advanced technology platform and systems and expand our electronically linked branch network. We have implemented mobile data based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak. These networks have enabled us to improve our core banking services in such areas and provide a link between our branches and data centers.

Our direct banking platforms are stable and robust, enabling new ways to connect with our customers to cross-sell various products and improve customer retention. We introduced our bilingual mobile banking application and person-to-person smartphone payment solution, Chillr. In addition, we have initiated measures to enhance our e-commerce processing capabilities in order to meet increasing transaction volumes as customers adopt newer self-service technologies, including our recently launched electronic wallet, PayZapp.

We have also developed robust data analytics capabilities that allow us to market and cross-sell our products to customers through both traditional relationship management and interactive, on-demand methods depending on how particular customers choose to interact with us. We have also implemented state-of-the-art engineered systems technology for some of the important backend operational systems, including doubling the capacity of our operational customer relationship management system.

We have an experienced management team

Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. See also the section “Management”.

Our Business Strategy

Our business strategy emphasizes the following elements:

Increase our market share of India’s expanding banking and financial services industry

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong HDFC Bank brand and our extensive branch and ATM networks, to increase our market penetration.

Increase our geographical reach

As of March 31, 2015, we had 4,014 branches, 11,766 ATMs in 2,464 cities and towns. We believe we can continue expanding our branch footprint, particularly by focusing on rural and semi-urban areas. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

Cross-sell our broad financial product portfolio across our customer base

We are able to offer our complete suite of financial products across our branch network, including in our rural locations. By matching our broad customer base with our ability to offer our complete suite of products to both rural and urban customers across the retail banking, wholesale banking and treasury product lines, we believe that we can continue to generate organic growth by cross-selling different products by proactively offering our customers complementary products as their relationships with us develop and their financial needs grow and evolve.

Continue our investments in technology to support our digital strategy

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. While we currently provide a range of options for customers to access their accounts, including net banking, telephone banking, and banking applications on mobile devices, we believe additional investments in our technology infrastructure to further develop our digital strategy will allow us to cross-sell a wider range of products on our digital platform in response to our customers’ needs and thereby expand our relationship with our customers across a range of customer segments. We believe a comprehensive digital strategy will provide benefits in developing long-term customer relationships by allowing customers to interact with us and access their accounts wherever and whenever they desire.

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of total customer assets was 1.0% as of March 31, 2015 and our net non-performing customer assets as a percentage of net customer assets was 0.4% as of March 31, 2015. As of March 31, 2015, our gross restructured loans as a percentage of gross non-performing loans were 10.6%. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our average cost of funds (including equity) was at 5.1% for fiscal 2014 and 5.0% for the fiscal 2015.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years.

	Year ended March 31,
	2013		2014		2015
	(in millions, except percentages)
Retail banking	Rs.173,367.6	82.7%	Rs.199,306.9	81.0%	Rs.	245,670.7	US$	3,942.7	82.2%
Wholesale banking	32,100.7	15.3%	39,302.8	16.0%		45,416.6		728.9	15.2%
Treasury operations	4,097.6	2.0%	7,368.8	3.0%		7,910.3		127.1	2.6%

Net revenue	Rs.209,565.9	100.0%	Rs.245,978.5	100.0%	Rs.	298,997.6	US$	4,798.7	100.0%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of upper and middle income individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes, which together account for more than a third of our total retail banking loans. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower income individuals through our Sustainable Livelihood Initiative (SLI). Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population.

We actively market our services through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We seek to establish a relationship with a retail customer and then expand it by offering more products. As part of our growth strategy we continue to expand our distribution channels so as to make it easier for the customer to do business with us. We believe this strategy, together with the general growth of the Indian economy and the Indian upper and middle classes, affords us significant opportunities for growth.

As of March 31, 2015, we had 4,014 branches and 11,766 ATMs in 2,464 cities and towns. We also provide telephone banking, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 69.0% of our gross loans of which 17.9% were unsecured as of March 31, 2015. Apart from our branches, we use our ATMs and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analysis of the borrowers and the value of the collateral, if the loan is secured. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for making payments. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher loan yield since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the gross book value and share of our retail credit products:

	At March 31, 2015 Value				% of Total Value
	(in millions)
Retail Loans:
Auto loans	Rs.	486,251.7	US$	7,803.8	17.7%
Personal loans / Credit Cards		449,381.7		7,212.0	16.4%
Retail business banking		660,456.7		10,599.5	24.1%
Commercial vehicle and construction equipment finance		305,995.4		4,910.9	11.1%
Housing loans		241,368.8		3,873.7	8.8%
Other Retail Loans		577,534.2		9,268.6	21.0%
Total retail loans		2,720,988.5		43,668.5	99.1%
Mortgage-backed securities		1,332.1		21.4	0.1%
Asset-backed securities		23,283.3		373.7	0.8%
Total retail assets	Rs.	2,745,603.9	US$	44,063.6	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

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

We also offer credit cards from VISA and MasterCard range including gold, silver, corporate, platinum, titanium, signature, infinite, regalia, superia and world credit cards. During fiscal 2015, the Bank launched three premium variants of credit cards under the Diners brand under an exclusive arrangement with Diners. This enables the Bank to cater to the specific needs of super-premium customers requiring global card benefits. We had approximately 5.1 million and 6.0 million cards outstanding as of March 31, 2014 and March 31, 2015, respectively.

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

Housing Loans

We provide home loans through an arrangement with our principal shareholder HDFC Limited. Under this arrangement we sell loans provided by HDFC Limited through our branches. HDFC Limited approves and disburses the loans, which are kept on in their books, and we receive a sourcing fee for these loans. We have an option but not an obligation to purchase up to 70% of the fully disbursed home loans sourced under this arrangement through either the issue of mortgage backed pass through certificates (PTCs) or a direct assignment of the loans. The balance is retained by HDFC Limited.

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

Kisan Gold Card (Agri Loans)

Under the Kisan Gold Card, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card (KCC) scheme in order to assist the farmers in financing certain farming expenses, such as the production of crops, post-harvest repair and maintenance and the domestic consumption needs of the farmers. The amount of funding available is based on the farmer’s cropping pattern, the amount of land under utilization and the scale of financing and asset costs. The Bank offers both cash credit and term loan facilities under this product.

Loans Against Gold Jewelry

We offer loans against gold jewelry to specific customer segments, including women and farmers. Such loans are offered with monthly interest payments and a bullet maturity. These loans also have margin requirements in the event of a decrease in the value of the gold collateral due to fluctuations in market prices of gold. Loans against gold jewelry are also extended to existing auto loan, personal loan or home loan customers in order to cater to their additional funding needs.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 79.1% of our total deposits as of March 31, 2015. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2015
	Value (in millions)			% of total
Savings	Rs.1,218,433.3	US$	19,554.4	34.2%
Current	428,976.5		6,884.6	12.0%
Time	1,914,617.4		30,727.3	53.8%

Total	Rs.3,562,027.2	US$	57,166.3	100.0%

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

Other Retail Services and Products

Debit Cards

We had around 17.4 million and 21.6 million debit cards outstanding as of March 31, 2014 and March 31, 2015, respectively. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

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

Insurance

We have arrangements with HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited to distribute their life insurance and general insurance products, respectively, to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years in certain cases while the policy is still in force. Our commission income for the fiscal 2015 includes fees of Rs. 4,540.1 million in respect of life insurance business and Rs. 1,370.7 million in respect of general insurance business.

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

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2015, these accounts constituted approximately 28% of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 692.1 billion as of March 31, 2015.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services is comprised of upper and middle income individuals and high net worth customers. As of March 31, 2015, around 17% of our retail deposit customers contributed approximately 78% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package. We cross-sell many of our retail products to our customers. We also market our auto loan and two-wheeler loan products through joint efforts with relevant manufacturers and distributors.

We have programs that target other particular segments of the retail market. For example, our private and preferred banking programs provide customized financial planning to high net worth individuals. Private banking customers receive a personal investment advisor who serves as their single-point contact and compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service-intensive as our private banking program, preferred banking offers similar services to a slightly broader target segment. Top revenue-generating customers of our preferred banking program are channeled into our private banking program.

We also have a strong commitment to financial inclusion programs to extend banking services to underserved populations. Our SLI targets lower income individuals to finance their economic activity, and also provide skill training, credit counseling, and market linkages for better price discovery. Through this initiative we reach out to the un-banked and under-banked segments of the Indian population.

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

	As of March 31,
	2013		2014		2015		2015
	(in millions)
Gross commercial loans	Rs.	808,742.1	Rs.	1,039,923.6	Rs.	1,222,460.6	US$	19,619.0
Credit substitutes:
Commercial paper	Rs.	39,802.6	Rs.	42,031.6	Rs.	180,198.6	US$	2,892.0
Non-convertible debentures		6,820.0		23,115.5		14,860.3		238.5
Total credit substitutes	Rs.	46,622.6	Rs.	65,147.1	Rs.	195,058.9	US$	3,130.5
Gross commercial loans plus credit substitutes	Rs.	855,364.7	Rs.	1,105,070.7	Rs.	1,417,519.5	US$	22,749.5

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2015, approximately 67.6% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 396.3 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

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

The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation—Directed Lending”.

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2013		2014		2015		2015
	(in millions)
Bill collection	Rs.	3,857,516.1	Rs.	3,609,043.4	Rs.	3,288,490.0	US$	52,776.3
Documentary credits		598,307.0		785,059.7		1,020,077.1		16,371.0
Bank guarantees		245,625.5		275,705.6		221,658.3		3,557.3
Total	Rs.	4,701,448.6	Rs.	4,669,808.7	Rs.	4,530,225.4	US$	72,704.6

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2013, 2014 and 2015, together with the fair values on each reporting date.

	As of March 31,
	2013				2014				2015				2015
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	372,123.4	Rs.	381.9	Rs.	214,014.0	Rs.	653.5	Rs.	569,533.5	Rs.	(509.5)	US$	9,140.4	US$	(8.2)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	499,620.6	Rs.	4,216.5	Rs.	543,568.8	Rs.	5,536.3	Rs.	646,173.8	Rs.	(1,968.4)	US$	10,370.3	US$	(31.6)

Investment Banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged financing for clients across sectors including telecom, toll roads, steel, energy, chemicals and cement. The group advised on aggregate issuances of over Rs. 100 billion worth of corporate bonds across public sector undertakings, financial institutions and the Bank’s corporate clients during fiscal 2015. In the advisory business, the Bank advised and closed transactions in capital goods, agrochemicals and the banking, financial services and insurance (BFSI) sector. In the equity capital markets business, the group has advised clients on public offerings and buy-back of shares.

Wholesale Deposit Products

As of March 31, 2015, we had wholesale deposits aggregating over Rs. 939.7 billion, which represented 20.9% of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 10.0 million) so long as the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

Clearing Bank Services for Stock and Commodity Exchanges

We serve as a cash-clearing bank for major stock and commodity exchanges in India, including the National Stock Exchange of India Limited and the BSE Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and a means of making payments to these institutions. We make payments once the broker or custodian deposits the funds with us. In addition to benefiting from the cash float, which reduces our overall cost of funds, in certain cases we also earn commissions on such services.

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

Tax Collections

We have been appointed by the Government of India to collect direct taxes. In fiscal year ended March 31, 2014 and March 31, 2015, we collected Rs. 1,394 billion and Rs. 1,690 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal year ended March 31, 2014 and March 31, 2015, we collected Rs. 722 billion and Rs. 870 billion, respectively, of such indirect taxes for the Government of India and relevant state governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

Treasury

Overview

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2013, 2014 and 2015, together with the fair values on each reporting date:

	As of March 31,
	2013			2014				2015			2015
	Notional	Fair Value		Notional		Fair Value		Notional	Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.1,708,376.9	Rs.	(2,274.6)	Rs.	1,558,644.7	Rs.	(2,127.8)	Rs.1,648,897.2	Rs.	179.6	US$	26,462.8	US$	2.9
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.4,179,952.9	Rs.	1,099.5	Rs.	4,447,254.1	Rs.	14,241.0	Rs.6,309,696.1	Rs.	2,946.5	US$	101,263.0	US$	47.3

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2015, we had an internal aggregate approved limit of Rs 300 million for market purchases and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2015 was within these limits. We set limits on the amount invested in any individual company as well as stop-loss limits

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2015, we had an aggregate of 4,014 branches covering 2,464 cities and towns. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As part of its branch licensing conditions, the RBI requires that at least 25% of all incremental branches added during the year must be located in unbanked rural areas. A rural area is defined as a center with a population of less than 10,000 (based on the 2001 census conducted by the Government of India). As of March 31, 2015, 468 of our branches were in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions. See “Supervision and Regulation”. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain. We have a full service banking branch in Hong Kong. In August 2014, we opened a branch in the Dubai International Financial Center (DIFC) in Dubai, where certain activities such as arranging credit or deals in investments, advising on financial products or credit and arranging custodian services will be carried out. Through these branches, we provide services to Indian corporates and their affiliates to cater to their international banking requirements, as well as to retail customers.

Automated Teller Machines

As of March 31, 2015, we had a total of 11,766 ATMs, of which 5,015 were located at our branches or extension counters and 6,751 were located off site, including at large residential developments, or on major roads in metropolitan areas.

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

Telephone Banking

We provide telephone banking services to our customers in over 2,400 cities and towns. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments on checks. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

Mobile Banking

Our mobile banking platform offers “anytime, anywhere” banking services to our customers through handheld devices, such as smartphones and basic feature phones. Using our mobile banking platform, customers can perform enquiry based non-financial transactions such as balance enquiries, requests for account statements and requests for mini-statements of their transactions etc. We offer our customers the ability to carry out financial transactions from their mobile phone using “ngpay”. Customers can carry out financial transactions, such as transferring funds within and outside the Bank and mobile commerce using their HDFC Bank account by downloading this application on their mobile phones. Mobile banking is available across several mobile operating systems, including Android, iOS, Windows and Blackberry.

Internet Banking

Our “net banking” seeks to be a “virtual manifestation” of a physical branch. Through our net banking channel, customers can perform various transactions, such as access account information, track transactions, order check books, request stop check payments, transfer funds between accounts and to third parties who maintain accounts with us, open fixed deposits, give instructions for the purchase and sale of units in mutual funds, pay bills and make demand draft requests. We encourage customer use of our internet banking service by offering some key services for free or at a lower cost.

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, liquidity risk, interest rate risk and operational risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

Credit Risk

Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through (a) our target defined markets, (b) our credit approval process, (c) our post-disbursement monitoring and (d) our remedial management procedures.

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

For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviations need to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility and profile. Our credit policies/product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgment of our senior officers.

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

Our retail loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offense in India to issue a bad check.

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

We consider credit risk of counter-party comprehensively, and thus, our credit policies and procedures apply to not only credit exposures but also credit substitutes and contingent exposures. Our Credit Policies & Procedure Manual and Credit Program (Credit Policies) are central in controlling credit risk in various activities and products. These articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. Each credit is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Credit & Market Risk Group.

We have in place a process of risk grading each borrower according to its financial health and the performance of its business and each borrower is graded on an alphanumeric rating scale of HDB 1 to HDB 10 (HDB 1 indicating the highest and HDB 10 the lowest rating; we further classify HDB 1 to HDB 7 as “investment grade” ratings, while HDB 8 or lower are classified as “non-investment grade” ratings). We have specific models applicable to each significant segment of wholesale credit (e.g. large corporate, SME—manufacturing, SME—Services and NBFCs). Each model assesses the overall risk over four major categories—industry risk, business risk, management risk and financial risk. The aggregate weighted score based on the assessment under each of these four risk categories, correspond to a specific alphanumeric rating.

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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower /business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of the bank’s capital funds. This limit may be exceeded by an additional 10% (i.e. up to 50%) provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances, with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. For certain blue chip clients and reputed groups or in particular for entities whose borrowings / bonds qualify as Priority Sector Lending, a bank may approach the RBI for single/group borrower ceilings higher than the prescribed limits. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single Non-Banking Finance Company (NBFC)/NBFC—Asset Financing Company (AFC)/NBFC—Infrastructure Finance Company (IFC) should not exceed 10%, 15% and 15% respectively of the bank’s capital funds. The bank may, however, assume exposures on a single NBFC /NBFC-AFC /NBFC-IFC, up to 15%, 20% and 20% respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% specified earlier is on account of funds on-lent by the NBFC/NBFC-AFC/NBFC-IFC to the infrastructure sector.

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

The RBI restricts us from lending to companies with which we have any directors in common. Also, the RBI directs a portion of our lending to certain specified sectors (Priority Sector Lending). See the section “Supervision and Regulation”.

Market Risk

Market risk refers to the potential loss on account of adverse changes in market variables or other risk factors which affect the value of financial instruments which we hold. The financial instruments may include investment in money market instruments, debt securities (such as gilts, bonds, PTCs, etc.), equities, foreign exchange products and derivative instruments (linear as well as non-linear products).

The market variables which affect the valuation of these instruments typically include interest rates, equity prices, commodity prices, exchange rates and volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earning from the upside potential, there is always a possibility of downside risk. Thus, we have to constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. Our risk appetite is set through a pre-approved Treasury limits package that includes equity trading limits as well as specific trading limits, Counterparty Exposure limit and Asset Liability Management (ALM) limit. The process for monitoring and review of risk exposure is outlined in the various risk policies.

Our Board of Directors has delegated the responsibility for market risk management of the balance sheet on an ongoing basis to the asset liability committee. This committee, which is chaired by the Managing Director and includes the heads of the business groups, meets every other week and more often when conditions require. The committee reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on the balance sheet and business. Finally, it ensures adherence to ALM market risk limits and decides on the inter-segment transfer pricing policy.

The market risk department formulates procedures for portfolio risk valuation, assesses market risk factors along with the trading portfolio and recommends various market risk controls and limits for the treasury and investment banking portfolios. The treasury mid-office is responsible for monitoring and reporting market risks arising from the trading desks. The Market Data Cell in the mid-office maintains market data and also verifies the rates submitted by the Treasury Front Office for polling of various benchmarks. The financial control department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the asset liability committee are being observed. Our treasury group also assists in implementing our asset liability strategy and in providing information to the asset liability committee.

Policies and Procedures—Trading and Asset Liability Management Risks

The following sections briefly describe our policies and procedures with respect to trading risk (price risk) and asset liability management risk (interest rate risk in the banking book and liquidity risk).

I. Trading Risk

Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices, exchange rates and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available-for-sale-portfolios, as per the RBI guidelines and consists of positions in bonds, securities, currencies, interest rate swaps, cross currency interest rate swaps and currency options.

The trading risk is managed by putting in place a sound process for price validation and by setting various limits, such as Value at Risk (VaR), Stop Loss Trigger Level (SLTL), Price Value per basis point (PV01), Option Greek limits and Position Limits, namely, Intraday and Net Overnight Open Position (NOOP) as well as Gap limits (Aggregate and Individual Gap limits), which are set in the Treasury Limits Package which also includes the equity trading limits. In addition, deal size limit is prescribed for foreign exchange deals traded on trading platforms, with the exception of specific position and exposure limits in exchange traded currency and interest rate derivatives.

The Treasury Limits and equity limits are recommended by management for approval to the Board of Directors. The limits are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.

The Market Risk policy sets the framework for market risk monitoring. The risk on account of semi-liquid or illiquid positions in trading is recognized in the Non-Standard Product policy. The Non-Standard Product Policy stipulates requirements for case specific evaluation of risk exposure in respect of non-standard products (that is, products which are not part of the standard product list decided by Treasury and the Market Risk Department). In addition, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors which also comprise judgmental potential scenarios.

Price validation is conducted by the Treasury Analytics team, is reviewed by the market risk department and governed by the model validation policy approved by the Board of Directors.

II. Asset Liability Management (ALM)

The ALM risk management process consists of management of Liquidity Risk and Interest Rate Risk in the Banking Book (IRRBB). Liquidity risk is the risk that the Bank may not be able to fund increases in assets or meet obligations as they come due without incurring unacceptable losses. IRRBB refers to the potential adverse financial impact on the Bank’s banking book from changes in interest rates. The banking book is comprised of assets and liabilities that are incurred to create a steady income flow or to fulfill statutory obligations. Such assets and liabilities are generally held till maturity. The Bank carries various assets, liabilities and off-balance sheet items across markets, maturities and benchmarks, exposing it to risks from changing interest rates. The Bank’s objective is to maintain liquidity risk and IRRBB within tolerable limits.

Structure and Organization

The ALM risk management process of the Bank operates in the following hierarchical manner:

Board of Directors

The Board has the overall responsibility for management of liquidity and interest rate risk. The Board decides the strategy, policies and procedures of the Bank to manage liquidity and interest rate risk, including setting the risk tolerance/limits and reviewing the results of stress tests.

Risk Policy & Monitoring Committee of the Board (RPMC)

The RPMC is responsible for evaluating the overall risks faced by the Bank, including liquidity risk and interest rate risk. The RPMC also addresses the potential interaction of liquidity risk and interest rate risk with other risks faced by the Bank.

Asset Liability Committee (ALCO)

The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance/limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The role of the ALCO includes the following:

•	product pricing for deposits and customer assets;

•	deciding the desired maturity profile and mix of incremental assets and liabilities;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy;

•	ensuring adherence to the limits set by the Board of Directors;

•	determining the structure, responsibilities and controls for managing liquidity and interest rate risk;

•	ensuring operational independence of risk management function;

•	reviewing stress test results; and

•	deciding on the transfer pricing policy of the Bank.

There are also certain internal ALM operational groups which support the ALM organization.

Risk Measurement Systems and Reporting

Liquidity risk is measured using the flow approach and the stock approach. The flow approach involves comprehensive tracking of cash flow mismatches whereas the stock approach involves the measurement of critical ratios in respect of liquidity risk. Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress framework, which is guided by regulatory instructions. In addition, the Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.

IRRBB is measured and controlled using both Earnings Perspective (Traditional Gap Analysis) and Economic Value Perspective (Duration Gap Analysis). Earnings Perspective measures the sensitivity of net interest income to changes in the interest rate over the next 12 months. It involves the bucketing of rate-sensitive assets, liabilities and off-balance sheet items as per the residual maturity/re-pricing date in various time bands, and computing the change in income under a 200 basis point upward and downward rate shock over a one-year period. Economic Value Perspective calculates the change in the present value of the Bank’s expected cash flows for a 200 basis point upward and downward rate shock. The Bank also undertakes periodic stress testing for its banking book. This provides a measure with which to assess the Bank’s financial standing from extreme but plausible interest rate fluctuations. The stress testing framework has been approved by the Board.

Operational Risk Management

Operational risk is risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The way operational risk is managed has the potential to positively or negatively impact the Bank’s customers, financial performance and reputation. The Bank has put in place a Board-approved governance and organizational structure with clearly defined roles and responsibilities to mitigate operational risk arising out of the Bank’s business and operations.

Organizational Structure for Managing Operational Risk

The RPMC reviews and recommends to the Board of Directors the overall operational risk management framework for the Bank. The Operational Risk Management Committee, which is headed by the Deputy Managing Director and consists of senior management functionaries including the Chief Risk Officer, Group Head–Audit, Group Head–Operations and senior representatives from all the relevant business verticals, oversees the implementation of the operational risk management framework approved by the Board. An independent operational risk management department is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support function in managing operational risk.

Risk Measurement and Monitoring

While the day-to-day operational risk management lies with business lines, operations and support functions, the operational risk management department is responsible for designing tools and techniques for identification and monitoring of operational risk across the Bank consistent with the framework approved by the Board. The unit also ensures operational risk exposures are captured and reported to the relevant levels of the management for initiating suitable risk mitigations in order to contain operational risk exposures within acceptable levels. The internal audit department provides independent assurance of the effectiveness of governance, risk management and internal controls to achieve the Bank’s risk management and control objectives.

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•	A bottom-up risk assessment process, Risk Control Self-Assessment, to identify high risk areas so that the Bank can initiate timely remedial measures. This assessment is conducted half-yearly to update senior management of the risk level across the Bank.

•	The employment of key risk indicators to alert the Bank of impending problems in a timely manner. The key risk indicators allow monitoring of the control environment as well as operational risk exposures and also trigger risk mitigation actions.

•	Subjecting material operational risk losses to a detailed risk analysis in order to identify areas of risk exposure and gaps in controls, based on which appropriate risk mitigating actions are initiated.

•	Conducting a scenario analysis annually to derive information on hypothetical severe loss situations. The Bank uses that information for risk management purposes, as well as for analyzing the possible financial impact.

•	Periodic reporting of risk assessment and monitoring to senior management to ensure timely actions are initiated at all levels.

Capital Requirement

The Bank has devised an operational risk measurement system compliant with an advanced measurement approach for estimating operational risk capital for the standalone bank. The Bank has submitted a detailed application to the RBI for migration to the advanced measurement approach. At present, the Bank follows the basic indicator approach to estimating operational risk capital.

Competition

We face intense competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, non-banking financial institutions. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. The RBI received approximately 26 applications for new bank licenses including from some of the largest business groups in India. After review of the applications received, the RBI provided in-principle approvals to two of the applicants, IDFC Limited and Bandhan Financial Services Private Limited, in April 2014, which were valid for a period of 18 months, during which the new banks will have to be set up. Each of these applicants is expected to commence banking operations in fiscal 2016.

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

In mutual fund sales and other investment related products, our principal competitors are brokers, foreign banks and other new private sector banks.

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

Employees

The number of our employees was 68,165 as of March 31, 2014 and 76,286 as of March 31, 2015. Most of our employees are located in India. We consider our relations with our employees to be good. Further to our acquisition of CBoP in 2008, a few employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

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

As of March 31, 2015, we had a network consisting of 4,014 branches and 11,766 ATMs, including 6,751 at non-branch locations. These facilities are located throughout India with the exception of three branches which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya.

Intellectual Property

We utilize a number of different forms of intellectual property in our business including our HDFC Bank brand and the names of the various products we provide to our customers. We believe that we currently own, have licensed or otherwise possess the rights to use, all intellectual property and other proprietary rights, including all trademarks, domain names, copyrights, patents and trade secrets used in our business.

Legal Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business, including certain spurious or vexatious proceedings with significant financial claims present on the face of the complaint but that we believe lack any merit based on the historical dismissals of similar claims. Accordingly, we believe there are currently no legal proceedings, which if adversely determined, might materially affect our financial condition or the results of our operations.

RISK FACTORS

You should carefully consider the following risk factors in evaluating us and our business.

Risks Relating to our Business

A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy, which in turn is linked to global economic conditions. The global slowdown of the financial market and economies had contributed to weakness in the Indian financial and economic environment. Despite a higher probability of US growth prospects, global growth is likely to remain below trend level due to subdued growth in the Eurozone and the effect of weakened Chinese growth prospects on emerging markets. We remain concerned that below-trend global growth may adversely affect domestic growth prospects. In addition, tighter monetary policy in the US could further undermine financial stability in an emerging market economy like India. These conditions, including global financial crisis and problems in the Eurozone countries, especially in Greece, could result in a prolonged slowdown in the Indian economy, which would adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, the Indian economy may be adversely affected by volatile oil prices, given India’s dependence on imported oil for its energy needs, inflationary pressures and weather conditions adversely affecting the Indian agricultural market or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. In this regard, addressing the structural bottlenecks that have limited the economy from fiscal 2012 to fiscal 2014 will remain a vital aspect of ongoing policy reforms.

In fiscal 2015, the Indian government introduced a new methodology for estimating the gross domestic product and also began publishing sector data on a gross value added basis. According to the new methodology, India’s gross domestic product grew by 6.9% in fiscal 2014 and 7.3% in fiscal 2015. In addition, the RBI has entered into a monetary policy framework agreement with the Government of India affirming that the RBI would pursue a target of bringing inflation below 6.0% by January 2016 and to achieve an inflation rate of 4.0% with a band of +/- 2% for fiscal 2017 and beyond. A return to a higher interest rate environment on account of inflation, other market factors, changes in the conduct of monetary policy or otherwise may have an adverse effect on economic growth in India.

The prolonged slowdown and gradual recovery adversely impacted credit growth and the level of non-performing and restructured loans during fiscal 2015. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net income and total assets.

If we are unable to manage our rapid growth, our operations may suffer and our performance may decline.

We have grown rapidly over the last three fiscal years. Our loan growth rate has been significantly higher than that of the Indian banking industry over the last three fiscal years. Our loans in the three-year period ended March 31, 2014 grew at a compounded annual growth rate of approximately 25.1%, as against approximately 16.1% for the Indian banking industry for the same period.

Our rapid growth has placed, and if it continues, will place, significant demands on our operational, credit, financial and other internal risk controls including:

•	recruiting, training and retaining sufficient skilled personnel;

•	upgrading, expanding and securing our technology platform;

•	developing and improving our products and delivery channels;

•	preserving our asset quality as our geographical presence increases and customer profile changes;

•	complying with regulatory requirements such as the Know Your Customer (KYC) norms; and

•	maintaining high levels of customer satisfaction.

The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2010, we had a branch network comprised of 1,725 branches, which increased to 4,014 branches as at March 31, 2015. Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks such as us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and certain specified conditions. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”. If we are unable to perform in a manner satisfactory to the RBI in any of the above areas, it may have an impact on the number of branches we will be able to open and would in turn have an impact on our future growth.

If we fail to properly manage our rapid growth, our operations would suffer and our performance as a whole would be materially adversely affected.

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2015, net interest revenue after allowances for credit losses represented 73.3% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

While the RBI increased the policy repo rate by 25 basis points in January 2014, domestic interest rates have softened from the levels in the latter part of 2013 (when the RBI initiated emergency liquidity tightening measures). The recent fall in inflation rates has emerged as the main catalyst behind the softness in bond yields which has prompted the RBI to further cut the policy rates (by 75 basis points) since the start of 2015 from 8.0% to 7.25%. The yield on the government’s 10 year benchmark bond has been volatile over the past year and ranged from 7.7% to 9.1% during the course of fiscal 2015 while it has ranged from a high of 8.0% to a low of 7.7% over the first quarter of fiscal 2016. The yield on the benchmark was at 8.0%, 8.8% and 7.7% as of March 31, 2013, 2014 and 2015, respectively. The market focus has shifted to the outcome of the general elections that resulted in the formation of a stable government, which has also contributed to the softness in domestic interest rates. The combination of global disinflationary pressures (a result of falling commodity prices and subdued growth), better supply management of food items, weak domestic demand and subdued corporate pricing power has helped to keep domestic inflation in check thereby causing average CPI inflation to decrease from levels of 8.0% in July 2014 to 5.0% in May 2015. However, despite the RBI’s easing of monetary policy, domestic fixed income markets remain uncertain about whether the RBI will be able to implement further monetary easing. In addition, a recent proposal contained in the draft Indian Financial Code, published on July 23, 2015, to transfer the power to control interest rates from the RBI to a special monetary policy committee (comprised of representatives from both the central government and the RBI) may change the way monetary policy is determined in the future. The special monetary policy committee’s future decisions may be unfavorable to us and may adversely affect our results of operations.

While concerns remain about the potential economic impact of recent monsoons, the weakness in private demand is likely to determine any future policy-easing action by the RBI in fiscal 2016. However, the prospect of substantial monetary easing seems unlikely given the possibility of normalization of monetary policy in the U.S. economy. If global interest rates increase in response to tighter U.S. monetary policy, it could have a flow-on effect on domestic rates. Further, domestic rates may increase, and, as a result, we may change our interest rates, which may adversely affect our results of operations. Any volatility in interest rates could also adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense: Balance and Rate” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes represented 1.0% of our gross customer assets as of March 31, 2015. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.4% of our net customer assets portfolio as of March 31, 2015. We have restructured the payment terms of certain loans, which, as of March 31, 2015, represented 0.1% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2015, 77.6% of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See “Note 10—Loans” in our consolidated financial statements.

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

We calculate customer and industry exposure (i.e. the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2015, our largest single customer exposure was Rs. 122.8 billion, representing 22.1% of our capital funds, and our ten largest customer exposures totaled Rs. 558.5 billion, representing 100.6% of our capital funds, in each case computed in accordance with RBI guidelines. None of our ten largest customer exposures were classified as non-performing as of March 31, 2015. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. As of March 31, 2015, our largest industry concentrations, based on RBI guidelines, were as follows: consumer loans (9.6%), agriculture and allied activities (8.4%), banks and financial institutions (7.1%) and wholesale trade (6.9%). In addition, as of March 31, 2015, 13.3% of the concentration of our exposures was retail (except where otherwise included in the above classification). Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2015, our total non-performing loans and credit substitutes in accordance with U.S. GAAP were concentrated in the following industries: agriculture and allied activities (13.7%), iron and steel (12.2%), wholesale trade (9.2%), consumer loans (6.1%) and land transport (4.7%).

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

The RBI prescribes guidelines on priority sector lending (PSL) in India. Under these guidelines, banks in India are required to lend 40.0% of their adjusted net bank credit (ANBC) or the credit equivalent amount of off-balance sheet exposures (CEOBE), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met as of March 31 of the fiscal year with reference to the higher of the ANBC and the CEOBE of the previous fiscal year. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher, and of this, indirect lending in excess of 4.5% of ANBC or CEOBE, whichever is higher, is not taken into consideration for computing achievement of the 18.0% target. However, all agricultural loans under the categories ‘direct’ and ‘indirect’ are taken into consideration for computing achievement of the overall priority sector target of 40.0%. Advances to sections termed “weaker” by the RBI are required to be 10.0% of ANBC or CEOBE, whichever is higher. The balance of the priority sector lending requirement can be met by lending directly or indirectly to a range of sectors, including small businesses and residential mortgages satisfying certain criteria.

We met our overall priority sector lending target of 40% and our total priority sector lending achievement for fiscal 2015 stood at 44.13%. However, we have not been able to meet the lending targets of certain sub-targets of the priority sector lending scheme and may not be able to meet the overall priority sector lending target or certain sub-targets in the future. For example, in fiscal 2015, agricultural loans made under the ‘direct’ category were 13.3% of ANBC, against the requirement of 13.5%, with a shortfall of Rs. 5.04 billion, and advances to sections termed “weaker” by the RBI were 6.57% against the requirement of 10.0%, with a shortfall of Rs. 94.58 billion. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets.

In the case of non-achievement of PSL targets, including sub-targets, we are required to invest in deposits of Indian development banks, such as the National Bank of Agriculture and Rural Development and the Small Industries Development Bank of India, as may be directed by the RBI. The amount to be deposited, interest rates on such deposits and periods of deposits, and other terms, are determined by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion. As of March 31, 2015, our total investments as directed by the RBI in such deposits were Rs. 148.18 billion, yielding returns ranging from 3% to 8.25%. Additionally, as per RBI guidelines, non-achievement of PSL target and sub-targets will be taken into account by the RBI when granting regulatory clearances/approvals for various purposes.

The RBI has issued revised priority sector lending norms applicable from fiscal 2016 onwards. The sub-targets for direct and indirect lending to the agricultural industry have been combined. Two new sub-targets, a target of 8.0% lending to small and marginal farmers and a 7.5% lending target to micro enterprises, have been introduced and will apply in a phased manner across fiscal 2016 and fiscal 2017. The balance of the PSL requirement can be met by lending to a range of sectors, including small businesses, medium enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The target for lending to weaker sectors continues to be at 10% of ANBC. From fiscal 2017, PSL achievements would be evaluated on a quarterly average basis and not just at the fiscal year-end. Further, in July 2015, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. Failure to maintain these lending levels to non-corporate farmers will attract penalties. The RBI has also directed banks to continue to pursue the target of 13.5% of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.3% as of March 31, 2015 (as compared to 0.4% as of March 31, 2014). Further expansion of the PSL scheme could result in an increase of non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

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

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2015, 77.6% of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, the Bank’s records of borrowers’ and guarantors addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India. If we are unable to foreclose on our collateral or realize adequate value, our losses will increase and our net income will decline. In addition, if a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed. The RBI has set forth guidelines on Corporate Debt Restructuring (CDR) via the corporate debt restructuring cell. The guidelines envisage that for debt amounts of Rs. 0.1 billion and above, 60% of the creditors by number, in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 25% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commercial Commitments—Commercial Commitments”. During fiscal 2014, the RBI issued guidelines on revitalizing distressed assets in the economy. The guidelines envisage formation of a joint lenders’ forum (JLF) and the taking of a corrective action plan (CAP) in relation to delinquent accounts where the overdues are between 61 and 90 days and aggregate exposure of all lenders in an account is Rs. 1 billion or above. Such accounts may be restructured under the JLF or CDR mechanisms.

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

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 16.8% as of March 31, 2015 as per Basel III (as compared to 16.1% as of March 31, 2014 and 16.8% as per the Basel II framework as of March 31, 2013). Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India and in July 2013, the RBI issued a master circular consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) graded enhancement of the total capital requirement; iv) introduction of capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier 1 capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of Common Equity Tier 1 capital. Basel III also defines criteria for instruments to be included in Tier 2 capital to improve their loss absorbency. The guidelines also set-out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier 1 and Tier 2 instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. The capital requirement including the capital conservation buffer will be 11.5% (against the current requirement of 9.0%) once these guidelines are fully phased-in. Domestically systemically important banks would be required to maintain CET1 capital requirement ranging from 0.2% to 0.8% of risk weighted assets. Banks will also be required to have an additional capital requirement increasing linearly up to 2.5% of the risk weighted assets once the RBI finalizes the implementation of countercyclical capital buffer requirements. The transitional arrangements began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. Additionally, the Basel III Liquidity Coverage Ratio (LCR), which is a measure of the Bank’s high quality liquid assets compared to its anticipated cash outflows over a 30 day stressed period, will apply in a phased manner starting with a minimum requirement of 60% from January 1, 2015 and reaching a minimum of 100% on January 1, 2019. These various requirements require us to begin preparing in advance and requirements to increase capital to meet increasing capital adequacy ratios could require us to forego certain business opportunities.

We also believe that the demand for Basel III compliant debt instruments such as Tier 2 capital eligible securities may be limited in India. There have been very few issuances of such bonds, pending regulatory clarifications. In September 2014, the RBI reviewed its guidelines on Basel III capital regulations with a view to facilitating the issuance of non-equity regulatory capital instruments by banks under the Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. It is unclear what effect, if any, these amendments may have on the issuance of Basel III compliant securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel III compliant securities in India.

If we are unable to meet the new and revised requirements, our business, future financial performance and the price of our equity shares could be adversely affected.

HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.

HDFC Limited and its subsidiaries owned 21.7% of our equity as of March 31, 2015. So long as HDFC Limited and its subsidiaries hold at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors, our Chairperson and Managing Director, to our Board of Directors. These two directors are not required to retire by rotation and their appointments are subject to RBI approval. We have since received shareholder and regulatory approvals for the appointment of Mrs. Shyamala Gopinath as part-time Non-Executive Chairperson. Mrs. Gopinath has been appointed for three years with effect from January 2, 2015. Two of our other directors, Mr. Keki Mistry and Mrs. Renu Karnad, are the Vice Chairman and Chief Executive Officer and the Managing Director of HDFC Limited, respectively. Mr. Mistry and Mrs. Karnad both also serve on the boards of various other companies and were appointed to our Board of Directors independent of HDFC Limited’s entitlement to nominate two directors. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.

Additionally, Mr. D.M. Sukthankar is the father of our Deputy Managing Director, Mr. Paresh Sukthankar, and serves as an independent director on the board of HDFC Limited. Mr. D.M. Sukthankar has been a member of the board of HDFC Limited since 1989. Mr. Paresh Sukthankar was one of our early employees and also a part of the initial senior management team. He was elevated to the position of Deputy Managing Director with effect from December 2013. Both are associated with the respective companies in their independent professional capacities and we believe that none is in a position to exercise influence over the other.

There have been reports in the Indian media suggesting that we may merge with HDFC Limited. We consider business combination opportunities as they arise. At present, we are not actively considering a business combination with HDFC Limited. Any significant business combination would involve compliance with regulatory requirements and shareholder and regulatory approvals. Additionally, on July 15, 2014, the RBI issued guidelines in relation to the issuance of long term bonds with a view to encourage financing of infrastructure and affordable housing. Regulatory incentives in the form of an exemption from the reserve requirements and relaxation in priority sector lending norms are stipulated as being restricted to bonds that are used to incrementally finance long-term infrastructure projects and loans for affordable housing. On January 12, 2015, the RBI approved the issuance of long term bonds with a minimum maturity of seven years to fund the purchase of approximately Rs. 40 billion of affordable housing loans from HDFC Limited. Any incremental infrastructure or affordable housing loans acquired from other banks and financial institutions, such as those that could be involved in a business combination with HDFC Limited, to be reckoned for regulatory incentives will require the prior approval of the RBI. We cannot predict the impact any potential business combination or what implications the recent guidelines would have on our business, financial condition, growth prospects or the prices of our equity shares.

We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance.

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies and may effectively prevent us from taking advantage of business opportunities. See Note 28 “Related Party Transactions” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal 2015. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forego other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

HDFC Limited may prevent us from using the HDFC Bank brand if they reduce their shareholding in us to below 5%.

As part of a shareholder agreement executed when HDFC Bank was formed, HDFC Limited has the right to prevent us from using “HDFC” as part of our name or brand if HDFC Limited reduces its shareholding in HDFC Bank to an amount below 5% of our outstanding share capital. If HDFC Limited were to exercise this right, we would be required to change our name and brand, which could require us to expend significant resources to establish new branding and name recognition in the market as well as undertake efforts to rebrand our branches and our digital presence. This could have a material adverse effect on our financial performance.

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

Additionally, under the recently revised SEBI clause 49 which came into effect on October 1, 2014, related party transactions over a certain threshold will require approval of the shareholders. Once the threshold is crossed, the approval of the shareholders is required for all transactions with that party. The related party is unable to vote with regard to the approval of these transactions. If we were to expand our business transactions with HDFC Limited, we could cross the threshold and would then be required to seek shareholder approval for transactions with HDFC Limited in our Annual General Meeting or at other times. If we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in either a timely manner or fail to obtain necessary approvals once the threshold is exceeded, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.

Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49% of the paid up capital under the automatic route. This limit can be increased up to 74% of the paid up capital with prior approval from the FIPB. Pursuant to a letter dated February 4, 2015, FIPB has approved foreign investment in the Bank up to 74% of its paid up capital. The approval is subject to examination by RBI for compounding on the change of foreign shareholding since April 2010. If we are subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on our results of operation and financial condition. As of March 31, 2015, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 73.41% of the paid up capital of the Bank. These limitations could negatively affect the price of our shares and could limit the ability of investors to trade our shares in the market. These limitations could also negatively affect the Bank’s ability to raise additional capital to meet our capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the efforts of our Chairperson, our Managing Director, our Deputy Managing Director, our Executive Directors and members of our senior management. Our future performance is dependent on the continued service of these persons. We received shareholder and regulatory approvals for the appointment of Mrs. Shyamala Gopinath as part-time Non-Executive Chairperson on January 2, 2015. Mrs. Gopinath has been appointed for three years with effect from January 2, 2015. See “—HDFC Limited holds a significant percentage of our share capital and can exercise significant influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.” We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.

We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees to enforce applicable regulatory requirements. In fiscal 2014, the RBI imposed penalties on us and many other banks for certain irregularities and violations discovered by the RBI during its scrutiny conducted in the first half of 2013, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for sale of third party products, sale of gold coins for cash in excess of Rs. 50,000 in certain cases and non-submission of proper information required by the RBI. We paid a penalty of Rs. 45 million in June 2013. Further, in this regard, in January 2015, the Financial Intelligence Unit (India) (FIU) has imposed a fine on us of Rs. 2.6 million relating to our failure in detecting and reporting attempted suspicious transactions. The Bank has filed an appeal against the order, in relation to which the appellate tribunal has granted a stay to the Bank on the operation of the order. See “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Penalties.” Additionally, during fiscal 2014, the RBI investigated a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. Based on its assessment, the RBI in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on ‘Lending under Consortium Arrangement/Multiple Banking Arrangements’. We cannot predict the initiation or outcome of any further investigations by other authorities or different investigations by the RBI. The penalty imposed by the RBI has generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results.

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

We face strong competition in all areas of our business, and some of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer asset and deposit bases, larger branch networks and more capital than we do. These banks are becoming more competitive as they improve their customer services and technology. One of the other private sector banks in India is also larger than we are, based on some of the measurements. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. The economies of scale that our larger competitors benefit from make it difficult for us to offer competitive pricing on products and services to retain existing customers and attract new customers so that we can execute our growth strategy successfully. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. The RBI received approximately 26 applications for new bank licenses including from some of the largest business groups in India. After review of the applications received, the RBI provided in-principle approvals in April 2014 to two of the applicants which are valid for a period of 18 months, during which the new banks will have to be set up. Each of the applicants is expected to commence banking operations in fiscal 2016.

The RBI has liberalized the licensing regime and intends to issue licenses on an ongoing basis subject to its qualification criteria. In November 2014, the RBI released guidelines for licensing of payment banks and for licensing of small finance banks in the private sector. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign banks offering a wider range of products and services, which could adversely impact our competitive environment. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

Our funding is primarily short-and medium-term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2015, 38% of our loans are expected to mature within the next one year and 46% of our loans are expected to mature between the next one to three years. As of March 31, 2015, 27% of our deposits are expected to mature within the next one year and 45% of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which the bout of interest rate tightening in India was faster than many other economies. The RBI raised key policy rates from 5.25% (repo rate) in April 2010 to 8.5% in October 2011. However, key policy rates were eased from 8.0% (repo rate) in April 2012 to 7.25% in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (introduced by theRBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased from 200 basis points above the repo rate in September 2013 to 100 basis points above repo rate in October 2013. In contrast the policy rates were tightened from 7.5% (repo rate) in September 2013 to 8.0% in January 2014. The RBI reduced the policy repo rate from 8.0% to 7.75% in January 2015 and further reduced it to 7.5% in March 2015 and 7.25% in June 2015. We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in Indian banks such as ourselves maintaining (as per extant RBI guidelines currently in force) at least 21.5% of our liabilities (computed as per guidelines issued by the RBI) in bonds issued by the Government of India. We are also required to maintain 4% of our liabilities (computed as per guidelines issued by RBI) by way of a balance with the RBI. This in turn means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.

The development of a well entrenched nationwide inter-bank settlement system would adversely impact our cash float and decrease fees we receive in connection with check collection.

Currently, there is no well entrenched nationwide payment system in India, and checks must generally be returned to the city from which they were written in order to be cleared. Because of mail delivery delays and the variation in city-based inter-bank clearing practices, check collections can be slow and unpredictable. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we effectively provide a nationwide collection and disbursement system for our corporate clients. We enjoy cash float and earn fees from these services. If any of the current nationwide payment systems are further developed, this could have an adverse effect on the cash float and fees that we have traditionally received from the services we provided.

We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, or we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.

We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares, initial public offering finance for retail customers, stock exchange clearing services, collecting bankers to various public offerings and depositary accounts. If there is a prolonged or significant downturn on the Indian stock exchanges, our revenue generated by offering these products and services may decrease, which would have a material adverse effect on our financial condition.

We are required to maintain our capital market exposures within the limits as prescribed by the RBI. Our capital market exposures are comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers.

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2015 was 24.7% of our net worth on a non-consolidated basis and 25.0% on a consolidated basis. See “Supervision and Regulation—Regulations Relating to Capital Market Exposure Limits”. In the future if we fail to meet these regulatory limits, we may face difficulties in obtaining other regulatory approvals necessary to conduct business in the normal course, which would have a material adverse effect on our business and operations.

Significant fraud, system failure or calamities would disrupt our revenue generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring system security and availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused due to intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we will be able to restore data and resume processing. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario, where the primary site is completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

Our business and financial results could be impacted materially by adverse results in legal proceedings.

We establish reserves for legal claims when payments associated with claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of any pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition. See “Business—Legal Proceedings.”

We may breach third party intellectual property rights.

We may be subject to claims by third parties, both inside and outside India, if we breach their intellectual property rights by using slogans, names, designs, software or other such rights, which are of a similar nature to the intellectual property these third parties may have registered. Any legal proceedings which result in a finding that we have breached third parties’ intellectual property rights, or any settlements concerning such claims, may require us to provide financial compensation to such third parties or make changes to our marketing strategies or to the brand names of our products, which may have a materially adverse effect on our business prospects, reputation, results of operations and financial condition.

Negative publicity could damage our reputation and adversely impact our business and financial results.

Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to attract and retain customers, and may expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Although we take steps to minimize reputational risk in dealing with customers and other constituencies, we, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to various cyber threats such as: a) phishing and trojans—targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information or to infect customer machines to search and attempt exfiltration of account sensitive information; b) hacking—wherein attackers seek to hack into our website with the primary intention of causing reputational damage to us by disrupting services; and c) data theft—wherein cyber criminals may attempt to intrude into our network with the intention of stealing our data or information. Attempted cyber threats fluctuate in frequency but are generally not decreasing in frequency. There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber-incident which might have occurred on their own system or with that of an unrelated third party. Any cyber security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.

We may face increased competition as a result of revised guidelines that relax restrictions on the presence of foreign banks in India and a proposal by the RBI to grant fresh banking licenses for the establishment of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.

The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 74% of the paid-up capital is permitted in Indian private sector banks, however, under the Banking Regulation Act, a shareholder cannot exercise voting rights in excess of 10% of the total voting rights. The RBI, on February 28, 2005, released a “Roadmap for Presence of Foreign Banks in India and Guidelines on Ownership and Governance in Private Sector Banks” (the Roadmap).

The Roadmap envisages two phases. During the first phase, between March 2005 and March 2009, foreign banks were permitted to establish their presence in India by way of setting up a wholly-owned banking subsidiary (WOS) or converting their existing branches into a WOS. The WOS must have minimum capital of Rs. 3 billion and ensure sound corporate governance.

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

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines include: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; and vi) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company route, subject to compliance with certain specified criteria. Such a non-operative financial holding company is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring fences the regulated financial services entities in the group, including the bank from other activities of the group. The RBI specified July 1, 2013 as the deadline for submission of applications for setting up new banks in the private sector and it received about 26 applications for new bank licenses, including from some of the largest business groups in India. After review of the applications received, the RBI provided in-principle approvals to two applicants, IDFC Limited and Bandhan Financial Services Private Limited, in April 2014 which are valid for a period of 18 months, during which the new banks will have to be set up. Each of these applicants is expected to commence banking operations in fiscal 2016. The RBI has liberalized the licensing regime and intends to issue licenses on an ongoing basis subject to its qualification criteria. In November 2014, the RBI released guidelines for licensing of payment banks and for licensing of small finance banks in the private sector. If the number of banks in the country increases, we will face increased competition in the businesses we operate in. This could have a material adverse effect on our business and financial results.

Delays in obtaining prior RBI approval and/or our inability to meet the criteria specified by RBI for opening new branches to increase our infrastructure and expand our reach into different geographical segments will restrict our expansion plans and have a negative impact on our future financial performance by preventing us from realizing anticipated revenue from the new branches.

The RBI issues instructions and guidelines to banks on branch authorization from time to time. Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted. With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and certain specified conditions. If we are unable to perform in a manner satisfactory to the RBI or comply with the specified conditions, it may have an impact on the number of branches we will be able to open, which would in turn have an impact on our future growth. This would adversely affect our financial performance by preventing us from realizing anticipated revenue from the new branches. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”.

If the goodwill recorded in connection with our recent acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with U.S. GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date. See Note 2u, “Business Combination”, in our consolidated financial statements.

The Companies Act, 2013 has effected significant changes to the existing Indian company law framework, which may subject us to higher compliance requirements and increase our compliance costs.

A majority of the provisions and rules under the Companies Act, 2013 have recently been notified and have come into effect from the date of their respective notifications, resulting in the corresponding provisions of the Companies Act, 1956 ceasing to have effect. The Companies Act, 2013 has brought into effect significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. Further, the Companies Act, 2013 has also introduced additional requirements which do not have corresponding equivalents under the Companies Act, 1956, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. We are also required to spend 2.0% of our average profits computed in accordance with the Companies Act, 2013, during three immediately preceding financial years on corporate social responsibility activities. While we already spend a portion of our profits on corporate social responsibility activities, we may be required to increase our spending to comply with the requirements stipulated under the Companies Act, 2013. Further, the Companies Act, 2013 imposes greater monetary and other liability on the Bank, directors and officers in default, for any non-compliance with the requirements. To ensure compliance with the requirements of the Companies Act, 2013, we may need to allocate additional resources, which may increase our regulatory compliance costs and divert management attention.

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As at March 31, 2010, we had 1,725 branches and as at March 31, 2015, we had 4,014 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

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

We present our financial information differently in other markets or in certain reporting contexts.

In India, our equity shares are traded on the BSE Limited (BSE) and National Stock Exchange of India Limited (NSE). Under Indian laws and rules, we are required to report our financial results in India in Indian GAAP. Because of the difference in accounting principles and presentation, certain financial information available in our required filings in the United States may be presented differently than in the financial information we provide under Indian GAAP.

Additionally, we make available information on our website and in our presentations in order to provide investors a view of our business through metrics similar to what our management uses to measure our performance. Some of the information we make available from time to time may be in relation to our unconsolidated or our consolidated results under Indian GAAP or under U.S. GAAP. Potential investors should read any notes or disclaimers to such financial information when evaluating our performance to confirm how the information is being presented, since the information that may have been prepared with a different presentation may not be directly comparable.

Public companies in India, including us, may be required to prepare financial statements under IFRS or a variation thereof, IND-AS. The transition to IND-AS in India is still unclear and we may be adversely affected by this transition.

We may be required to begin preparing financial statements in accordance with IND-AS in the near future once regulatory authorities notify us that the implementation of IND-AS will be mandatory for banking institutions. The Ministry of Corporate Affairs, in its press release dated January 2, 2015, issued a roadmap for implementation of Indian Accounting Standards (IND-AS) converged with IFRS in a phased manner starting from April 1, 2016. This roadmap is not applicable to banking companies, insurance companies and non-banking finance companies. The roadmap for transition for these companies would be separately issued by their respective regulators in India. The Bank has not determined with any degree of certainty the impact such adoption will have on its financial reporting. Further, the new accounting standards will change, among other things, the Bank’s methodology for estimating allowances for probable loan losses and for classifying and valuing its investment portfolio and its revenue recognition policy. There can be no assurance that the Bank’s financial condition, results of operations, cash flows or changes in shareholders’ equity will not appear materially worse under IND-AS than under Indian GAAP. In the Bank’s transition to IND-AS reporting, the Bank may encounter difficulties in the ongoing process of implementing and enhancing its management information systems. Moreover, there is increasing competition for the small number of IFRS-experienced accounting personnel available as more Indian companies begin to prepare IND-AS financial statements. Further, there is no significant body of established practice on which to draw in forming judgments regarding the new system’s implementation and application. There can be no assurance that the Bank’s adoption of IND-AS will not adversely affect its reported results of operations or financial condition and any failure to successfully adopt IND-AS could adversely affect the Bank’s business, financial condition and results of operations.

Risks Relating to Investments in Indian Companies

Financial instability in other countries may cause increased volatility in Indian financial markets.

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has affected the Indian economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. Financial disruptions may occur again and could harm the Bank’s business, its future financial performance and the prices of the equity shares.

The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in recent years. In particular, sub-prime mortgage loans in the United States have experienced increased rates of delinquency, foreclosure and loss. Since September 2008, liquidity and credit concerns and volatility in the global credit and financial markets increased significantly with the bankruptcy or acquisition of, and government assistance extended to, several major U.S. financial institutions. The United States continues to face adverse economic conditions and should a further downgrade of the sovereign credit ratings of the U.S. government occur, it is foreseeable that the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected by any such downgrade, which may have an adverse effect on the economic outlook across the world.

Recent developments in the Eurozone have exacerbated the ongoing global economic crisis. Large budget deficits and rising public debts in Europe have triggered sovereign debt finance crises that resulted in the bailouts of European economies and elevated the risk of government debt defaults, forcing governments to undertake aggressive budget cuts and austerity measures and potentially giving rise to an exit from the European Economic and Monetary Union, in turn underscoring the risk of global economic and financial market volatility. Moreover, in 2012, the sovereign rating of various European Union countries was downgraded. Financial markets and the supply of credit could continue to be negatively impacted by ongoing concerns surrounding the sovereign debts and/or fiscal deficits of several countries in Europe, the possibility of further downgrades of, or defaults on, sovereign debt, concerns about a slowdown in growth in certain economies and uncertainties regarding the stability and overall standing of the European Monetary Union. These and other related events have had a significant impact on the global credit and financial markets as a whole, including reduced liquidity, greater volatility, widening of credit spreads and a lack of price transparency in the United States, Europe and global credit and financial markets.

In response to such developments, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event that the current adverse conditions in the global credit markets continue or if there are any significant financial disruption, this could have an adverse effect on the Bank’s business, future financial performance and the trading price of the equity shares.

Any adverse change in India’s credit rating by an international rating agency could adversely affect our business and profitability.

The Bank is rated BBB- by Standard & Poor’s (S&P), an international rating agency, while the Bank’s medium term notes program is rated Baa3 by Moody’s, another international rating agency. In the case of the international rating agencies, the ratings of all Indian banks are capped at the sovereign rating (that is, BBB- by S&P and Baa3 by Moody’s). In India, the Bank is rated AAA by CRISIL, CARE and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.

There is a risk that the Bank’s ratings may be downgraded when the rating agencies revise their outlook on India’s sovereign rating or when there is a significant deterioration in the Bank’s existing financial strength and business position. The Bank’s rating may also be revised when the rating agencies undertake changes to their rating methodologies. For instance, in April 2015, Moody’s revised its bank rating methodology and the assessment of government support to banks, following which the ratings of several banks globally, including Indian banks, were revised. Following this methodology change, the Bank’s rating was revised to Baa3 from Baa2 so as to cap it at the Indian sovereign rating. Going forward, the sovereign ratings outlook will remain dependent on whether the government is able to transition the economy out of a low-growth and high inflation environment, as well as exercise adequate fiscal restraint. Any adverse change in India’s credit ratings by international rating agencies may adversely impact our business and limit our access to capital markets, our cost of borrowing and liquidity.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Capital flows have picked up substantially during fiscal 2015 reflecting a reassessment of investor expectations about future domestic growth prospects given India’s pro-reform government. While the current account deficit (CAD) remained a main area of concern over fiscal 2012 and fiscal 2013, it shrunk sharply in fiscal 2014 to 1.7% of GDP and further in fiscal 2015 to 1.3% of GDP. A sharp contraction in the oil imports bill on the back of a near fifty percent decline in global crude prices was the main reason behind the improvement in the current account position. However, the pick-up in the quantum of capital flows reduced volatility in the Indian rupee. Going forward, we expect further depreciation in the Indian rupee primarily reflecting the possibility of a gradual reversal in US monetary policy that may result in a rotation of global fund flows from emerging markets to the US markets over the medium term. Additionally, some anxiety about the prospect of sub-normal monsoons adversely affecting the domestic economy could make investors circumspect of investing in domestic assets. Although the rupee is less vulnerable given the improvements in the CAD and visible moderation in inflation rates, there remains a possibility of needing to intervene in the foreign exchange market to control volatility of the exchange rate. This heightened volatility may only occur when there may be a more substantial reversal in US monetary policy. The need to intervene at that point in time may result in the decline in India’s foreign exchange reserves and subsequently reduce the amount of liquidity in the domestic financial system. This in turn could cause domestic interest rates to rise.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators remain significant as independent factors in the Indian economy. Most recently, the election of a pro-business majority government in May 2014 has marked a distinct increase in expectations for policy and economic reforms among certain aspects of the Indian economy. There is no guarantee that the new government will be able to enact an optimal set of reforms or that any such reforms would continue or succeed if there were a change in the current majority leadership in the government in the future. There is also no guarantee that the government will announce an optimal set of reforms or policies in the future. The rate of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. Other major reforms that have been proposed are the goods and services tax, the direct tax code and the general anti-avoidance rules (GAAR). Any significant change in India’s economic liberalization, deregulation policies or other major economic reforms could adversely affect business and economic conditions in India generally and our business in particular.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

Terrorist attacks, such as those in Mumbai in November 2008, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and also adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and as a result ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan or between India and China might result in investor concern about stability in the region, which could adversely affect the price of our equity shares and ADSs.

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

Investors may have difficulty enforcing foreign judgments in India against the Bank or its management.

The Bank was constituted under the Companies Act, 1956. Substantially all of the Bank’s directors and executive officers and some of the experts named herein are residents of India and a substantial portion of the assets of the Bank and such persons are located in India. As a result, it may not be possible for investors to effect service of process on the Bank or such persons in jurisdictions outside of India, or to enforce against them judgments obtained in courts outside of India predicated upon civil liabilities of the Bank or such directors and executive officers under laws other than Indian Law.

In addition, India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under section 13 and section 44A of the Indian Civil Procedure Code (Code). Section 44A of the Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, section 44A of the Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards.

The United States has not been declared by the Government to be a reciprocating territory for the purposes of section 44A of the Code. However, the United Kingdom has been declared by the Government to be a reciprocating territory and the High Courts in England as the relevant superior courts. Accordingly, a judgment of a court in the United States may be enforced only by a fresh suit upon the judgment and not by proceedings in execution. A judgment of a court in a jurisdiction which is not a reciprocating territory may be enforced only by a new suit upon the judgment and not by proceedings in execution. Section 13 of the Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except: (i) where it has not been pronounced by a court of competent jurisdiction; (ii) where it has not been given on the merits of the case; (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where it has been obtained by fraud; or (vi) where it sustains a claim founded on a breach of any law in force in India. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to execution. Any judgment in a foreign currency would be converted into Indian rupees on the date of the judgment and not on the date of the payment. The Bank cannot predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to considerable delays.

Risks Relating to the ADSs and Equity Shares

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue.

Historically, our ADSs have traded on the New York Stock Exchange (NYSE) at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. See “Price Range of Our American Depositary Shares and Equity Shares” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time, some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. It is possible that in the future our ADSs will not trade at any premium to our equity shares and could even trade at a discount to our equity shares.

Investors in ADSs will not be able to vote.

Investors in ADSs will have no voting rights, unlike holders of the equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays, additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and “Description of American Depositary Shares—Voting Rights”.

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

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. Currently prices of securities listed on Indian exchanges are displaying signs of volatility linked among other factors to the uncertainty in the global markets and the rising inflationary and interest rate pressures domestically. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations or trading restrictions could have a material adverse effect on the price of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by our ADSs are listed on the NSE and BSE. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on these stock exchanges in a timely manner.

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

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act of 1933 (the Securities Act) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our ADSs and equity shares.

We are exposed to the risks of the Indian financial system by being a part of the system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Such “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to various risks in the event of default by a counterparty, which can be exacerbated during periods of market illiquidity.

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

There may be less information available on Indian securities markets than securities markets in developed countries.

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

Foreign Account Tax Compliance withholding may affect payments on the equity shares and the ADSs.

Sections 1471 through 1474 of the Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered a number of intergovernmental agreements with other jurisdictions (IGAs) which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also being instructed to become fully FATCA compliant, based on the terms of the IGA and relevant rules.

Under current guidance it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign passthru payments” subject to FATCA withholding or the extent to which withholding on “foreign passthru payments” will be required under the applicable IGA. Investors should consult their own tax advisers on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.

Should any withholding tax in respect of FATCA be deducted or withheld from any payments arising to any investor, neither the Bank nor any other person will pay additional amounts as a result of the deduction or withholding.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES

Our ADSs, each representing three equity shares, par value Rs. 2.0 per equity share, are listed on the NYSE under the symbol “HDB”. Our equity shares, including those underlying the ADSs, are listed on the NSE under the symbol “HDFCBANK” and the BSE under the code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter, December 31 for the third quarter and March 31 for the fourth quarter.

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2011	US$	38.3	US$	25.3	1,387,241
2012		36.8		24.5	1,031,409
2013		43.0		27.3	698,845
2014
First Quarter		43.8		33.9	697,025
Second Quarter		38.1		26.6	988,822
Third Quarter		36.8		31.4	955,484
Fourth Quarter		41.1		30.6	1,165,008
2015
First Quarter		48.8		39.3	1,105,441
Second Quarter		51.7		45.6	817,861
Third Quarter		54.7		45.6	810,609
Fourth Quarter		64.0		49.3	1,316,123
Most Recent Six Months
January 2015		62.1		49.3	1,184,855
February 2015		62.2		55.7	1,798,868
March 2015		64.0		56.9	1,018,541
April 2015		60.9		56.1	916,224
May 2015		59.9		54.2	709,845
June 2015		61.8		56.0	819,227
July 1, 2015 to July 17, 2015		63.9		59.6	733,167

Our shareholders at the Annual General Meeting held on July 6, 2011 approved the subdivision of our one equity share having a nominal value of Rs. 10.0 each into 5 (five) equity shares having a nominal value of Rs. 2.0 each. Necessary instructions were issued to J.P. Morgan Chase Bank, N.A., the depository, for the ADSs to effect the split in the ADSs so as to ensure that the ratio between the ADSs and the underlying equity shares remains 1:3 as on the date prior to the subdivision.

The closing price for our ADSs on the NYSE was US$ 63.9 per ADS on July 17, 2015.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the NSE;

•	the imputed high and low prices for our equity shares translated into U.S. dollars, based on the noon buying rate in the city of New York for cable transfers in Indian rupees at U.S.$1.00 = Rs. 62.31 on March 31, 2015; and

•	the average daily trading volume for our equity shares on the NSE.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2011	Rs.	500.2	Rs.	360.8	US$	8.0	US$	5.8	3,911,427
2012		539.9		400.3		8.7		6.4	3,420,299
2013		705.5		482.2		11.3		7.7	2,660,099
2014
First Quarter		727.3		613.4		11.7		9.8	2,903,845
Second Quarter		698.1		528.0		11.2		8.5	4,573,191
Third Quarter		717.4		589.4		11.5		9.5	3,029,408
Fourth Quarter		760.8		616.8		12.2		9.9	2,064,502
2015
First Quarter		856.0		707.3		13.7		11.4	2,354,148
Second Quarter		879.8		791.4		14.1		12.7	1,814,656
Third Quarter		974.0		854.1		15.6		13.7	1,779,679
Fourth Quarter		1109.3		936.3		17.8		15.0	1,995,233
Most Recent Six Months
January 2015		1100.6		936.3		17.7		15.0	1,999,854
February 2015		1093.0		1030.0		17.5		16.5	1,785,128
March 2015		1109.3		1002.1		17.8		16.1	2,190,712
April 2015		1059.0		979.1		17.0		15.7	1,673,102
May 2015		1054.0		944.2		16.9		15.2	1,638,520
June 2015		1072.0		990.2		17.2		15.9	1,675,075
July 1, 2015 to July 17, 2015		1121.8		1054.1		18.0		16.9	1,181,210

Our shareholders, by a special resolution on July 6, 2011, approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 effective as of July 16, 2011.

The closing price for our equity shares on the National Stock Exchange was Rs. 1,110.6 per share on July 17, 2015.

As of March 31, 2015, there were 441,457 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 337 had registered addresses in the United States and held an aggregate of 279,432 equity shares representing 0.01% of our shareholders. In our books only, the depositaries, J.P. Morgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs and GDRs.

Upon our acquisition of CBoP in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2015, there were 22,891,290 GDRs outstanding, representing 11,445,645 shares of the Bank (in the aggregate 0.46% of our paid-up capital).

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

Dividends may only be paid out of our profits for the relevant year and in certain contingencies out of the reserves of the company. Before declaring dividends, we are required by the RBI to transfer 25% of our net profits (calculated under Indian GAAP) of each year to a reserve fund.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings calculated under Indian GAAP, the Companies Act permits our Board of Directors, subject to the approval of our shareholders, to distribute to the shareholders, in the form of fully paid-up bonus equity shares, an amount transferred from the company’s free reserves, securities premium account or the capital redemption reserve account. Bonus equity shares can be distributed only with the prior approval of the Reserve Bank of India. These bonus equity shares must be distributed to shareholders in proportion to the number of equity shares owned by them.

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

Preemptive Rights and Issue of Additional Shares

The Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a resolution passed by three-fourths of the shareholders present and voting at a general meeting. Under the Companies Act and our Articles, in the event of an issuance of securities, subject to the limitations set forth above, we must first offer the new shares to the holders of equity shares on a fixed record date. The offer, required to be made by notice, must include:

•	the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person;

•	the number of shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer and shall not exceed 30 days. If the offer is not accepted, it is deemed to have been declined.

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

Unless the Articles provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as on the date of the meeting is not more than one thousand; (b) fifteen members present (in person or by proxy) if the number of members as on the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as on the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A listed company intending to pass a resolution relating to certain specified matters (such as alteration of its organizational documents, change in registered office issuing of shares with different voting or dividend rights and a buy-back of shares) is required to obtain the consent of shareholders by means of a postal ballot instead of by way of a resolution passed in a general meeting. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefore and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means (e-voting), for which separate facilities are provided to the shareholders.

ADS holders have no voting rights with respect to the deposited shares.

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

No acquisition of shares/voting rights by an acquirer in a target company which entitles the acquirer, together with persons acting in concert with them, to 25% or more of such shares or voting rights is permissible unless the acquirer makes a public announcement of an open offer for acquiring the shares of the target company in the manner provided in the Takeover Code. The public announcement of an open offer is also mandatory where an acquirer who, together with persons acting in concert with them, holds 25% of the shares/voting rights in the target company seeks to acquire an additional 5% or more of the shares/voting rights in the target company during any fiscal year. However, the Takeover Code applies only to shares or securities convertible into shares which carry a voting right. This provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

In terms of the Takeover Code, the acquirer or holder of shares/voting rights in a target company shall in accordance with the “Continual Disclosure” requirements disclose to the target company and the stock exchanges the details of holdings of equity shares/voting rights if such holding of shares/voting rights is 25% or more of the outstanding shares/aggregate voting rights as at March 31 every year.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

J.P. Morgan Chase Bank, N.A., as depositary, issued the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder. The ADSs are evidenced by what is known as American Depositary Receipts or ADRs. The shareholders of the Bank at the 17 th Annual General Meeting held on July 6, 2011 approved the sub-division of one equity share of the Bank having a nominal value of Rs. 10.0 each into five equity shares with a nominal value of Rs. 2.0 each. As a result of the same, the Bank issued additional ADSs in a proportionate number, with each ADS representing three underlying equity shares of the Bank.

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

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR which contains the terms of the ADSs. Investors can read a copy of the deposit agreement which was filed as an exhibit to the registration statement on Form F-1 we filed on July 12, 2001 and a copy of the amendment to the deposit agreement which was filed as an exhibit to the registration statement on Form F-6 on July 13, 2011. Investors may also obtain a copy of the deposit agreement and the amendment to the deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

Rights to Receive Additional Shares

In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish that evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

•	sell the rights, if practicable, and distribute the net proceeds as cash; or

•	allow the rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions

In the case of a distribution of securities or property other than those described above, the depositary may either:

•	distribute such securities or property in any manner it deems equitable and practicable;

•	to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property, in which case the ADSs will also represent the distributed property.

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

The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

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

Voting Rights

Investors who hold ADRs have no voting rights with respect to the deposited equity shares. The depositary will abstain from exercising the voting rights of the deposited equity shares. The RBI examined the matter relating to the exercise of voting rights by the depositary and issued a circular dated February 5, 2007 pursuant to which the Bank furnished to the RBI a copy of its agreement with the depositary. We have given an undertaking to the RBI stating that we will not recognize voting by the depositary if the vote given by the depositary is in contravention of its agreement with us and that we or the depositary will not bring about any change in our depositary agreement without the prior approval of the RBI.

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

Fees Paid by the Depositary to us

Direct and Indirect Payments

The depositary has agreed to contribute certain reasonable direct and indirect expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, including termination of our ADS program prior to June 14, 2016, we may be required to repay to the depositary amounts contributed in prior periods.

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal 2015.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	3,952,200.6

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may:

•	deduct the amount thereof from any cash distributions; or

•	sell deposited securities and deduct the amount owing from the net proceeds of such sale.

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

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice and it must do so at our request. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making those sales, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

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

The Depositary

J.P. Morgan Chase Bank, N.A., a national banking association organized under the laws of the United States, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

DIVIDEND POLICY

We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share				Total amount of dividends declared
					(in millions)
Relating to Fiscal Year
2011	Rs.	3.30	US$	0.053	Rs.	7,676.2	US$	123.2
2012		4.30		0.069		10,090.8		161.9
2013		5.50		0.088		13,090.8		210.1
2014		6.85		0.110		16,433.5		263.7
2015		8.00		0.128		20,052.0		321.8

By a special resolution on July 6, 2011, the shareholders of the Bank approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 per equity share effective as of July 16, 2011. All share/ADS and per share/ADS data have been retroactively restated to reflect the effect of stock split. One ADS will continue to represent three equity shares.

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

We pay a 17.64% direct tax in respect of dividends paid by us. In addition, we pay a 12.0% surcharge on 17.64% direct tax and an add-on education cess at the rate of 3.0% of the total dividend distribution tax and surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied.

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

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and operating data. Our selected income statement data for the fiscal years ended March 31, 2013, 2014 and 2015 and the selected balance sheet data as of March 31, 2014 and 2015 are derived from our audited financial statements included in this report. Our selected balance sheet data as of March 31, 2011, March 31, 2012, March 31, 2013 and selected income data for the fiscal years ended March 31, 2011 and March 31, 2012 are derived from our audited financial statements not included in this report.

For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2015 have been translated into U.S. dollars at the rate on such date of Rs. 62.31 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

	Year ended March 31,
	2011		2012		2013		2014		2015		2015
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	202,252.0	Rs.	277,540.0	Rs.	353,878.5	Rs.	422,211.3	Rs.	500,787.2	US$	8,037.1
Interest expense		93,849.7		151,148.0		196,802.0		229,639.2		264,610.9		4,246.7
Net interest revenue		108,402.3		126,392.0		157,076.5		192,572.1		236,176.3		3,790.4
Provisions for credit losses		9,621.9		7,837.3		12,688.0		17,428.1		17,000.2		272.8
Net interest revenue after provisions for credit losses		98,780.4		118,554.7		144,388.5		175,144.0		219,176.1		3,517.6
Non-interest revenue, net		46,815.4		52,595.5		65,177.4		70,834.5		79,821.5		1,281.1
Net revenue		145,595.8		171,150.2		209,565.9		245,978.5		298,997.6		4,798.7
Non-interest expense		82,370.2		97,313.5		117,591.1		124,228.1		144,973.0		2,326.8
Income before income tax expense		63,225.6		73,836.7		91,974.8		121,750.4		154,024.6		2,471.9
Income tax expense		21,698.3		23,828.7		29,840.1		42,304.2		54,519.9		875.0
Net income before noncontrolling interest		41,527.3		50,008.0		62,134.7		79,446.2		99,504.7		1,596.9
Less: Net income attributable to noncontrolling interest		330.4		224.6		315.3		126.5		267.0		4.3
Net income attributable to HDFC Bank Limited	Rs.	41,196.9	Rs.	49,783.4	Rs.	61,819.4	Rs.	79,319.7	Rs.	99,237.7	US$	1,592.6
Per equity share data:
Earnings per equity share, basic	Rs.	17.84	Rs.	21.30	Rs.	26.18	Rs.	33.18	Rs.	40.94	US$	0.66
Earnings per equity share, diluted		17.59		21.12		25.91		32.94		40.55		0.65
Dividends per share		3.30		4.30		5.50		6.85		8.00		0.13
Book value(1)		148.96		168.34		196.89		221.71		299.32		4.80
Equity share data:
Equity shares outstanding at end of period		2,326.1		2,346.7		2,379.4		2,399.1		2,506.5		2,506.5
Weighted average equity shares outstanding—basic		2,309.0		2,336.7		2,361.0		2,390.3		2,423.8		2,423.8
Weighted average equity shares outstanding—diluted		2,341.9		2,357.3		2,386.1		2,408.1		2,447.3		2,447.3
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		53.52		63.90		78.54		99.54		122.82		1.98
Earnings per ADS—diluted		52.77		63.36		77.73		98.82		121.65		1.95

	As of March 31,
	2011		2012		2013		2014		2015		2015
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	288,902.1	Rs.	188,043.0	Rs.	218,740.2	Rs.	370,835.2	Rs.	341,124.3	US$	5,474.6
Term placements(2)		102,049.4		150,096.5		199,265.7		176,481.7		169,989.5		2,728.1
Loans, net of allowance		1,622,856.0		2,006,374.3		2,504,551.6		3,185,648.1		3,896,115.0		62,527.9
Investments:
Investments held for trading		38,216.9		77,043.4		87,383.5		65,077.9		61,292.8		983.7
Investments available for sale		628,704.9		807,080.4		1,018,071.5		908,824.3		1,504,412.8		24,144.1
Investments held to maturity(3)		—		—		—		—		—		—
Total		666,921.8		884,123.8		1,105,455.0		973,902.2		1,565,705.6		25,127.8
Total assets	Rs.	2,920,236.3	Rs.	3,571,155.7	Rs.	4,370,906.1	Rs.	5,125,407.3	Rs.	6,259,015.8	US$	100,449.7
Long-term debt		93,287.2		178,366.6		295,219.7		395,208.6		457,934.4		7,349.3
Short-term borrowings		76,686.7		112,642.8		145,617.2		150,775.5		214,191.9		3,437.5
Total deposits		2,082,129.0		2,465,049.6		2,960,533.9		3,670,000.1		4,501,710.8		72,247.0
Of which:
Interest-bearing deposits		1,619,283.6		2,012,057.9		2,438,262.0		3,057,154.5		3,768,678.8		60,482.7
Non-interest bearing deposits		462,845.4		452,991.7		522,271.9		612,845.6		733,032.0		11,764.3
Total liabilities		2,572,406.5		3,174,563.0		3,900,528.2		4,592,406.6		5,507,448.2		88,387.9
Noncontrolling interest		1,338.1		1,537.5		1,903.6		1,094.0		1,315.5		21.1
HDFC Bank Limited shareholders’ equity		346,491.7		395,055.2		468,474.3		531,906.7		750,252.1		12,040.7
Total liabilities and shareholders’ equity	Rs.	2,920,236.3	Rs.	3,571,155.7	Rs.	4,370,906.1	Rs.	5,125,407.3	Rs.	6,259,015.8	US$	100,449.7

	Year ended March 31,
	2011		2012		2013		2014		2015		2015
	(in millions)
Period average(4)
Interest-earning assets	Rs.	2,237,281.0	Rs.	2,746,339.2	Rs.	3,403,617.4	Rs.	4,110,169.4	Rs.	4,878,731.8	US$	78,297.7
Loans, net of allowance		1,507,942.8		1,854,364.2		2,328,320.6		2,839,477.7		3,408,315.6		54,699.3
Total assets		2,585,236.0		3,097,162.6		3,774,632.3		4,505,119.5		5,289,353.5		84,887.7
Interest-bearing deposits		1,504,552.3		1,825,018.8		2,245,452.4		2,737,895.6		3,365,392.5		54,010.5
Non-interest bearing deposits		361,184.3		390,682.9		414,590.2		448,165.2		519,675.4		8,340.2
Total deposits		1,865,736.6		2,215,701.7		2,660,042.6		3,186,060.8		3,885,067.9		62,350.6
Interest-bearing liabilities		1,707,823.0		2,168,714.2		2,721,847.0		3,362,570.1		3,944,982.9		63,312.2
Long-term debt		101,241.4		148,201.6		234,489.1		296,782.8		449,057.2		7,206.8
Short-term borrowings		102,029.3		195,493.8		241,905.5		327,891.7		130,533.2		2,094.9
Total liabilities		2,265,574.5		2,722,648.3		3,338,592.5		3,997,363.1		4,673,939.3		75,011.1
Total shareholders’ equity		319,661.5		374,514.3		436,039.8		507,756.4		615,414.2		9,876.7

	As of or for the year ended March 31,
	2011	2012	2013	2014	2015
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.6	1.6	1.6	1.8	1.9
Average total shareholders’ equity	12.9	13.3	14.2	15.6	16.1
Dividend payout ratio(5)	18.6	20.3	21.2	20.7	20.2
Spread(6)	4.5	4.2	4.1	4.2	4.3
Net interest margin(7)	4.8	4.6	4.6	4.7	4.8
Cost-to-net revenue ratio(8)	56.6	56.9	56.1	50.5	48.5
Cost-to-average assets ratio(9)	3.2	3.1	3.1	2.8	2.7
Capital:
Total capital adequacy ratio(10)	16.22	16.52	16.80	16.07	16.79
Tier 1 capital adequacy ratio(10)	12.23	11.60	11.08	11.77	13.66
Tier 2 capital adequacy ratio(10)	3.99	4.92	5.72	4.30	3.13
Average total shareholders’ equity as a percentage of average total assets	12.4	12.1	11.6	11.3	11.6
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(11)	1.2	0.9	0.8	1.2	1.0
Net non-performing customer assets as a percentage of net customer assets(11)	0.3	0.2	0.2	0.6	0.4
Total allowance for credit losses as a percentage of gross non-performing credit assets	125.3	146.6	159.4	143.5	120.4

(1)	Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.
(2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
(3)	Under Indian GAAP, a transfer from an HTM portfolio to an AFS portfolio is permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under U.S. GAAP.
(4)	Average balances are the average of daily outstanding amounts.
(5)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy.”
(6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities includes non-interest bearing current accounts.
(7)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
(8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(9)	Represents the ratio of non-interest expense to average total assets.
(10)	Total, Tier I and Tier II capital adequacy ratios for fiscals 2011, 2012 and 2013 have been calculated in accordance with RBI guidelines (New Capital Adequacy Framework, generally referred to as Basel II) and capital adequacy ratios for fiscals 2014 and 2015 have been calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as Basel III) and therefore are not directly comparable. Also see “Supervision and Regulation”.
(11)	Customer assets consist of loans and credit substitutes.

SELECTED STATISTICAL INFORMATION

The following information should be read together with our financial statements included in this report as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Certain amounts presented in this section are in accordance with U.S. GAAP and certain figures are presented according to RBI guidelines where noted. Footnotes appear at the end of each related section of tables.

Average Balance Sheet

The table below presents the average balances for our assets and liabilities together with the related interest revenue and expense amounts, resulting in the presentation of the average yields and cost for each period. The average balance is the daily average of balances outstanding. The average yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The average cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of loans include non-performing loans and are net of allowance for credit losses.

	Year ended March 31,
	2013					2014					2015
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents(1)	Rs.	20,848.9	Rs.	1,222.3	5.9%	Rs.	48,915.8	Rs.	1,699.8	3.5%	Rs.	85,560.4	Rs.	3,217.0	3.8%
Term placements		160,690.5		8,591.5	5.3		179,718.7		10,375.7	5.8		165,848.3		10,053.0	6.1
Investments available for sale		832,972.8		66,554.2	8.0		975,076.8		77,497.1	7.9		1,135,060.9		94,129.1	8.3
Investments held to maturity		—		—	—		—		—	—		—		—	—
Investments held for trading		60,784.6		5,780.0	9.5		66,980.4		5,883.4	8.8		83,946.6		5,123.4	6.1
Loans, net:
Retail loans		1,499,163.5		189,571.3	12.6		1,884,500.8		233,307.2	12.4		2,344,964.3		282,799.0	12.1
Wholesale loans		829,157.1		82,159.2	9.9		954,976.9		93,448.1	9.8		1,063,351.3		105,465.7	9.9
Total interest-earning assets:	Rs.	3,403,617.4	Rs.	353,878.5	10.4%	Rs.	4,110,169.4	Rs.	422,211.3	10.3%	Rs.	4,878,731.8	Rs.	500,787.2	10.3%
Non-interest-earning assets:
Cash		174,638.0					178,960.0					199,948.0
Property and equipment		26,365.1					30,529.7					31,481.4
Other assets		170,011.8					185,460.4					179,192.3
Total non-interest earning assets		371,014.9					394,950.1					410,621.7
Total assets	Rs.	3,774,632.3	Rs.	353,878.5	9.4%	Rs.	4,505,119.5	Rs.	422,211.3	9.4%	Rs.	5,289,353.5	Rs.	500,787.2	9.5%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	764,180.0	Rs.	30,432.0	4.0%	Rs.	893,648.0	Rs.	35,653.9	4.0%	Rs.	1,054,374.0	Rs.	42,031.0	4.0%
Time deposits		1,481,272.4		132,660.7	9.0		1,844,247.6		151,920.8	8.2		2,311,018.5		185,290.9	8.0
Short-term borrowings(2)		241,905.5		14,152.4	5.9		327,891.7		18,087.9	5.5		130,533.2		7,341.0	5.6
Long-term debt		234,489.1		19,556.9	8.3		296,782.8		23,976.6	8.1		449,057.2		29,948.0	6.7
Total interest-bearing liabilities	Rs.	2,721,847.0	Rs.	196,802.0	7.2%	Rs.	3,362,570.1	Rs.	229,639.2	6.8%	Rs.	3,944,982.9	Rs.	264,610.9	6.7%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		414,590.2					448,165.2					519,675.4
Other liabilities		202,155.3					186,627.8					209,281.0
Total non-interest-bearing liabilities		616,745.5					634,793.0					728,956.4
Total liabilities	Rs.	3,338,592.5	Rs.	196,802.0	5.9%	Rs.	3,997,363.1	Rs.	229,639.2	5.7%	Rs.	4,673,939.3	Rs.	264,610.9	5.7%
Total shareholders’ equity		436,039.8					507,756.4					615,414.2
Total liabilities and shareholders’ equity	Rs.	3,774,632.3	Rs.	196,802.0	5.2%	Rs.	4,505,119.5	Rs.	229,639.2	5.1%	Rs.	5,289,353.5	Rs.	264,610.9	5.0%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2014 vs. Fiscal 2013 Increase (decrease) (1) due to						Fiscal 2015 vs. Fiscal 2014 Increase (decrease) (1) due to
	Net change		Change in Average balance		Change in average rate		Net change		Change in Average balance		Change in average rate
					(in millions)
Interest revenue:
Cash equivalents	Rs.	477.5	Rs.	1,645.5	Rs.	(1,168.0)	Rs.	1,517.2	Rs.	1,273.4	Rs.	243.8
Term placements		1,784.2		1,017.4		766.8		(322.7)		(800.8)		478.1
Investments available for sale		10,942.9		11,390.5		(447.6)		16,632.0		12,700.0		3,932.0
Investments held to maturity		—		—		—		—		—		—
Investments held for trading		103.4		589.2		(485.8)		(760.0)		1,490.3		(2,250.3)
Loans, net:
Retail loans		43,735.9		48,726.4		(4,990.5)		49,491.8		57,006.8		(7,515.0)
Wholesale loans		11,288.9		12,467.2		(1,178.3)		12,017.6		10,604.8		1,412.8
Total interest-earning assets	Rs.	68,332.8	Rs.	75,836.2	Rs.	(7,503.4)	Rs.	78,575.9	Rs.	82,274.5	Rs.	(3,698.6)
Interest expense:
Savings account deposits	Rs.	5,221.9	Rs.	5,221.9	Rs.	—	Rs.	6,377.1	Rs.	6,377.1	Rs.	—
Time deposits		19,260.1		32,507.6		(13,247.5)		33,370.1		38,450.5		(5,080.4)
Short-term borrowings		3,935.5		5,030.5		(1,095.0)		(10,746.9)		(10,887.1)		140.2
Long-term debt		4,419.7		5,195.4		(775.7)		5,971.4		12,302.0		(6,330.6)
Total interest-bearing liabilities	Rs.	32,837.2	Rs.	47,955.4	Rs.	(15,118.2)	Rs.	34,971.7	Rs.	46,242.5	Rs.	(11,270.8)
Net interest revenue	Rs.	35,495.6	Rs.	27,880.8	Rs.	7,614.8	Rs.	43,604.2	Rs.	36,032.0	Rs.	7,572.2

(1)	The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes which are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2013		2014		2015
	(in millions, except percentages)
Interest revenue	Rs.	353,878.5	Rs.	422,211.3	Rs.	500,787.2
Average interest-earning assets		3,403,617.4		4,110,169.4		4,878,731.8
Interest expense		196,802.0		229,639.2		264,610.9
Average interest-bearing liabilities		2,721,847.0		3,362,570.1		3,944,982.9
Average total assets		3,774,632.3		4,505,119.5		5,289,353.5
Average interest-earning assets as a percentage of average total assets		90.2%		91.2%		92.2%
Average interest-bearing liabilities as a percentage of average total assets		72.1%		74.6%		74.6%
Average interest-earning assets as a percentage of average interest-bearing liabilities		125.0%		122.2%		123.7%
Yield		10.4%		10.3%		10.3%
Cost of funds(1)		5.9%		5.7%		5.7%
Spread(2)		4.1%		4.2%		4.3%
Net interest margin(3)		4.6%		4.7%		4.8%

(1)	Excludes total shareholders’ equity.
(2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts.
(3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Return on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2013		2014		2015
	(in millions, except percentages)
Net income	Rs.	61,819.4	Rs.	79,319.7	Rs.	99,237.7
Average total assets		3,774,632.3		4,505,119.5		5,289,353.5
Average total shareholders’ equity		436,039.8		507,756.4		615,414.2
Net income as a percentage of average total assets		1.6%		1.8%		1.9%
Net income as a percentage of average total shareholders’ equity		14.2%		15.6%		16.1%
Average total shareholders’ equity as a percentage of average total assets		11.6%		11.3%		11.6%
Dividend payout-ratio		21.2%		20.7%		20.2%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2013								2014								2015
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair Value
	(in millions)
Government securities	Rs.	924,935.5	Rs.	2,665.6	Rs.	3,539.1	Rs.	924,062.0	Rs.	839,410.1	Rs.	919.1	Rs.	19,763.4	Rs.	820,565.8	Rs.	1,205,655.3	Rs.	15,917.7	Rs.	1,242.7	Rs.	1,220,330.3
Other debt securities		69,015.1		181.6		27.2		69,169.5		70,902.1		244.8		32.8		71,114.1		257,847.7		412.6		178.9		258,081.4
Total debt securities (1)	Rs.	993,950.6	Rs.	2,847.2	Rs.	3,566.3	Rs.	993,231.5	Rs.	910,312.2	Rs.	1,163.9	Rs.	19,796.2	Rs.	891,679.9	Rs.	1,463,503.0	Rs.	16,330.3	Rs.	1,421.6	Rs.	1,478,411.7
Non-debt securities (2)		23,837.4		1,148.8		146.2		24,840.0		16,972.7		585.9		414.2		17,144.4		25,582.4		871.2		452.5		26,001.1
Total	Rs.	1,017,788.0	Rs.	3,996.0	Rs.	3,712.5	Rs.	1,018,071.5	Rs.	927,284.9	Rs.	1,749.8	Rs.	20,210.4	Rs.	908,824.3	Rs.	1,489,085.4	Rs.	17,201.5	Rs.	1,874.1	Rs.	1,504,412.8

(1)	Excludes asset and mortgage-backed securities.
(2)	Includes asset and mortgage-backed securities.

Held to Maturity Investments

As of March 31, 2013, 2014 and 2015, the Bank had no investments held to maturity.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2013								2014								2015
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Government securities	Rs.	63,468.6	Rs.	134.7	Rs.	58.5	Rs.	63,544.8	Rs.	56,409.0	Rs.	3.5	Rs.	191.1	Rs.	56,221.4	Rs.	60,239.5	Rs.	53.5	Rs.	0.2	Rs.	60,292.8
Other debt securities		13,856.2		11.7		59.1		13,808.8		8,874.2		11.7		55.2		8,830.7		1,000.0		—		—		1,000.0
Total debt securities	Rs.	77,324.8	Rs.	146.4	Rs.	117.6	Rs.	77,353.6	Rs.	65,283.2	Rs.	15.2	Rs.	246.3	Rs.	65,052.1	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8
Non-debt securities		10,029.9		—		—		10,029.9		25.2		0.7		0.1		25.8		0.0		—		—		0.0
Total	Rs.	87,354.7	Rs.	146.4	Rs.	117.6	Rs.	87,383.5	Rs.	65,308.4	Rs.	15.9	Rs.	246.4	Rs.	65,077.9	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2015
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	452,661.9	7.9%	Rs.	285,098.4	7.9%	Rs.	375,088.6	7.9%	Rs.	107,481.4	7.8%
Other debt securities		240,159.8	8.7		17,207.6	6.9		714.0	8.8		—	—
Total debt securities, fair value	Rs.	692,821.7	8.2%	Rs.	302,306.0	7.8%	Rs.	375,802.6	7.9%	Rs.	107,481.4	7.8%
Total amortized cost	Rs.	692,782.4		Rs.	301,137.0		Rs.	367,990.7		Rs.	101,592.9

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 78% and 79% of total deposits, as of March 31, 2014 and March 31, 2015, respectively. Wholesale banking deposits represented 22% and 21% of total deposits, as of March 31, 2014 and March 31, 2015, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 4.0% in fiscals 2013, 2014 and 2015. The average cost of time deposits was 9.0% in fiscal 2013, 8.2% in fiscal 2014 and 8.0% in fiscal 2015. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2013			2014			2015
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	414,590.2	15.6%	Rs.	448,165.2	14.1%	Rs.	519,675.4	13.4%
Savings deposits		764,180.0	28.7		893,648.0	28.0		1,054,374.0	27.1
Time deposits		1,481,272.4	55.7		1,844,247.6	57.9		2,311,018.5	59.5
Total	Rs.	2,660,042.6	100.0%	Rs.	3,186,060.8	100.0%	Rs.	3,885,067.9	100.0%

As of March 31, 2015, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2015
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.	654,191.4	Rs.	414,998.5	Rs.	684,219.4	Rs.	612,427.0

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2013		2014		2015
	(in millions, except percentages)
Period end	Rs.	350,617.2	Rs.	150,775.5	Rs.	264,191.9
Average balance during the period	Rs.	241,905.5	Rs.	327,891.7	Rs.	130,533.2
Maximum outstanding	Rs.	508,131.8	Rs.	549,576.7	Rs.	341,571.4
Average interest rate during the period(1)		5.9%		5.5%		5.6%
Average interest rate at period end(2)		6.6%		3.3%		4.0%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2013, 2014 and 2015.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 1 or Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2015 are Rs. 133.44 billion (previous year: Rs. 132.58 billion), Rs. 40.41 billion (previous year: Rs. 40.15 billion), and Rs. 2.00 billion (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Lower Tier II	INR	2003-04	2017-18	13.3	6.00	—	—	0.05
Lower Tier II	INR	2005-06	2015-16	9.5	7.50	—	—	4.14
Lower Tier II	INR	2005-06	2015-16	9.3	7.75	—	—	2.31
Lower Tier II	INR	2005-06	2015-16	9.7	8.25	—	—	2.57
Lower Tier II	INR	2005-06	2015-16	9.9	8.60	—	—	3.00
Lower Tier II	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Lower Tier II	INR	2006-07	2016-17	10.0	9.10	—	—	2.41
Lower Tier II	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
Lower Tier II	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Lower Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
Lower Tier II	INR	2012-13	2027-28	15.0	9.45	2022-23	—	34.77
Lower Tier II	INR	2012-13	2022-23	10.0	8.95	2017-18	—	5.65
Lower Tier II	INR	2012-13	2022-23	10.0	9.10	2017-18	—	14.05
Lower Tier II	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Lower Tier II	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
Lower Tier II	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
Lower Tier II	INR	2013-14	2023-24	10.0	10.20	—	—	1.00
Lower Tier II	INR	2013-14	2023-24	10.0	10.05	—	—	0.50
Lower Tier II	INR	2013-14	2023-24	10.0	10.19	—	—	0.80
Lower Tier II	INR	2014-15	2024-25	10.0	9.70	—	—	2.00
Lower Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	1.00
Lower Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	2.00
Upper Tier II	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	8.95	2016-17	9.70	0.36
Upper Tier II	USD	2006-07	2021-22	15.1	LIBOR+1.2	2016-17	LIBOR+2.2	6.25
Upper Tier II	INR	2007-08	2022-23	15.0	10.84	2017-18	5 Year GSec Yield+3.5	1.00
Upper Tier II	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Upper Tier II	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier II	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Perpetual Bond	INR	2006-07		—	9.92	2016-17	10.92	2.00

The Upper Tier II U.S. dollar debt depicted in the table above is for an amount of US$100 million raised during fiscal 2007 carrying an interest rate of LIBOR + 1.20. In the table above, the rupee equivalent is based on the translation rate of Rs. 62.50 = US$1.00. We have a right to redeem certain of the issuances as noted above under “year of call”. If not called, the interest rate increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2015(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	181,355.3	10,002.0	10,229.7	12,239.4	213,826.4	72,796.1	2,410.2	52,091.6	341,124.3
Term placements	310.7	2,208.9	17,938.2	40,938.2	61,396.0	30,287.3	44,219.8	34,086.4	169,989.5
Investments held for trading(4)	61,182.0	110.8	—	—	61,292.8	—	—	—	61,292.8
Investments available for sale(5)(6)	473,589.1	135,585.1	87,168.5	135,806.4	832,149.1	371,452.8	21,280.4	279,530.5	1,504,412.8
Securities purchased under agreement to resell	1,592.6	—	—	—	1,592.6	—	—	—	1,592.6
Loans, net(7)(8)	324,293.1	421,958.6	323,540.5	400,468.3	1,470,260.5	1,797,078.1	318,697.6	310,078.8	3,896,115.0
Accrued interest receivable	25,864.7	13,853.7	5,626.0	289.4	45,633.8	59.5	11.7	—	45,705.0
Other assets(13)	374.4	400.0	313.3	355.4	1,443.1	119,244.2	—	—	120,687.3
Total financial assets	1,068,561.9	584,119.1	444,816.2	590,097.1	2,687,594.3	2,390,918.0	386,619.7	675,787.3	6,140,919.3
Deposits(9)(10)	414,027.6	228,792.3	243,958.9	312,112.7	1,198,891.5	2,032,174.0	103,866.1	1,166,779.2	4,501,710.8
Debt(11)	46,432.0	113,489.9	73,641.2	44,244.1	277,807.2	221,026.4	39,148.0	134,144.7	672,126.3
Securities sold under repurchase agreements	50,000.0	—	—	—	50,000.0	—	—	—	50,000.0
Other Liabilities(12)(13)	141,962.4	15,129.5	1,889.2	3,476.8	162,457.9	121,144.1	9.1	—	283,611.1
Total financial liabilities	652,422.0	357,411.7	319,489.3	359,833.6	1,689,156.6	2,374,344.5	143,023.2	1,300,923.9	5,507,448.2
Asset/liability gap	416,139.9	226,707.4	125,326.9	230,263.5	998,437.7	16,573.5	243,596.5	(625,136.6)	633,471.1
Cumulative gap	416,139.9	642,847.3	768,174.2	998,437.7	998,437.7	1,015,011.2	1,258,607.7	633,471.1	633,471.1
Cumulative gap as a percentage of total financial assets	38.9%	38.9%	36.6%	37.1%	37.1%	20.0%	23.0%	10.3%	10.3%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
(2)	Cash on hand is classified in the “0-28” days category.
(3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
(4)	Securities in the trading book are classified based on the expected time of realization for such investments. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
(6)	Shares in the available-for-sale investment portfolio are classified in the “over 5 years” category. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
(8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
(9)	Non-maturity deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
(10)	Time deposits under Rs. 50 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
(11)	Includes short-term borrowings and long-term debt.
(12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.
(13)	Other assets and other liabilities are classified under various maturity categories based on historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such other assets and other liabilities.

For further information on how we manage our asset liability risk, see “Business—Risk Management—Market Risk”.

Loan Portfolio and Credit Substitutes

As of March 31, 2015, our gross loan portfolio amounted to Rs. 3,943.4 billion. As of that date, our gross credit substitutes outstanding were Rs. 195.1 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2011		2012		2013		2014		2015
	(in millions)
Retail loans	Rs.	980,144.6	Rs.	1,344,966.8	Rs.	1,729,503.7	Rs.	2,188,337.7	Rs.	2,720,988.5
Wholesale loans		668,605.7		689,314.4		808,742.1		1,039,923.6		1,222,460.6
Gross loans	Rs.	1,648,750.3	Rs.	2,034,281.2	Rs.	2,538,245.8	Rs.	3,228,261.3	Rs.	3,943,449.1
Credit substitutes (at fair value)		14,491.1		11,800.5		46,622.6		65,147.1		195,058.9
Gross loans plus credit substitutes	Rs.	1,663,241.4	Rs.	2,046,081.7	Rs.	2,584,868.4	Rs.	3,293,408.4	Rs.	4,138,508.0

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

At March 31, 2015
	Due in one year or less	Due in one to five years	Due after five years
(in millions)
Retail loans	Rs. 789,973.4	Rs.1,681,275.6	Rs.249,739.5
Wholesale loans	680,287.1	442,874.1	99,299.4
Gross loans	Rs.1,470,260.5	Rs.2,124,149.7	Rs.349,038.9
Credit substitutes (at fair value)	181,208.8	13,244.2	605.9
Gross loans plus credit substitutes	Rs.1,651,469.3	Rs.2,137,393.9	Rs.349,644.8

At March 31, 2015
	Due in one year or less	Due in one to five years	Due after five years
(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs. 303,458.8	Rs. 956,082.9	Rs.336,303.9
Fixed rates	1,166,801.7	1,168,066.8	12,735.0
Gross loans	Rs.1,470,260.5	Rs.2,124,149.7	Rs.349,038.9
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs. —	Rs. —	Rs. —
Fixed rates	181,208.8	13,244.2	605.9
Gross credit substitutes	Rs. 181,208.8	Rs. 13,244.2	Rs. 605.9
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs. 303,458.8	Rs. 956,082.9	Rs.336,303.9
Fixed rates	1,348,010.5	1,181,311.0	13,340.9
Gross loans and credit substitutes	Rs.1,651,469.3	Rs.2,137,393.9	Rs.349,644.8

Concentration of Loans and Credit Substitutes

Pursuant to the guidelines of the RBI, our exposure to individual borrowers is limited to 15% of our capital funds (as defined by the RBI and calculated under Indian GAAP), and our exposure to a group of companies under the same management is limited to 40% of our capital funds. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10% in respect of group borrowers. We may, in exceptional circumstances and with the approval of our Board of Directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. See “Supervision and Regulation—Credit Exposure Limits”.

The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0% of the total). We do not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below. For the purposes of industry-wise classification of retail loans, from fiscal 2015 the end use (i.e. business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual borrowers, where the credit facilities are for business purposes, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans.

	At March 31,
	2011			2012			2013			2014			2015
	(in millions, except percentages)
Consumer Loans	Rs.	—	—%	Rs.	—	—%	Rs.	—	—%	Rs.	—	—%	Rs.	479,467.5	11.6%
Activities allied to agriculture		49,024.3	2.9		45,591.8	2.2		—	—		155,559.1	4.7		422,894.4	10.2
Wholesale Trade		68,948.3	4.1		110,828.9	5.4		178,552.2	6.9		235,811.8	7.2		314,066.2	7.6
Services		—	—		—	—		73,757.3	2.9		96,580.6	2.9		230,486.5	5.6
Automobile & Auto Ancillary		79,226.6	4.8		70,175.3	3.4		109,667.7	4.2		150,954.5	4.6		215,063.9	5.2
Retail trade		38,203.9	2.3		52,373.5	2.6		71,102.3	2.8		90,086.2	2.7		190,434.7	4.6
Non-Banking Financial Companies /Financial Intermediaries		56,852.9	3.3		52,596.5	2.6		58,346.2	2.3		80,993.0	2.5		154,730.5	3.7
Land transport		91,140.0	5.5		129,736.4	6.3		157,938.8	6.1		150,177.4	4.6		131,762.3	3.2
Food & Beverage		34,458.0	2.1		46,444.1	2.3		70,405.2	2.7		100,588.6	3.1		128,212.4	3.1
Power		36,646.8	2.2		44,135.9	2.2		—	—		72,469.7	2.2		112,016.5	2.7
Real Estate & Property Services		39,964.8	2.4		47,422.1	2.3		—	—		—	—		91,871.9	2.2
Iron & Steel		39,203.3	2.4		—	—		53,229.3	2.1		85,283.2	2.6		86,389.7	2.1
Coal & Petroleum Products		—	—		—	—		—	—		69,725.4	2.1		—	—
Banks and Financial Institutions		45,070.1	2.7		—	—		—	—		—	—		—	—
Fertilizers		34,157.5	2.1		—	—		—	—		—	—		—	—
Others (including unclassified retail)		1,050,344.9	63.2		1,446,777.2	70.7		1,811,869.4	70.0		2,005,178.9	60.8		1,581,111.5	38.2
Total	Rs.	1,663,241.4	100.0%	Rs.	2,046,081.7	100.0%	Rs.	2,584,868.4	100.0%	Rs.	3,293,408.4	100.0%	Rs.	4,138,508.0	100.0%

As of March 31, 2015, our 10 largest exposures totaled approximately Rs.558.5 billion and represented 100.6% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 39.6% of our capital funds as per RBI guidelines.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their adjusted net bank credit (ANBC), as computed in accordance with RBI guidelines, or the credit equivalent amount of off balance sheet exposures, whichever is higher, as of March 31 of the previous fiscal, to certain sectors called “priority sectors”. Priority sectors are broadly comprised of agriculture, micro and small enterprises (MSEs), including retail trade, micro credit, education and housing, subject to certain limits.

We are required to comply with the priority sector lending (PSL) requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. We have met our overall PSL targets of 40% and our total PSL achievement for fiscal 2015 stood at 44.13%. However, in fiscal 2015, agricultural loans made under the ‘direct’ category were 13.3% of ANBC, against the requirement of 13.5%, with a shortfall of Rs. 5.04 billion, and advances to sections termed “weaker” by the RBI were 6.57% against the requirement of 10.0%, with a shortfall of Rs. 94.58 billion. We may be required by the RBI in the coming year to deposit with the Indian Development Banks certain amounts as specified by the RBI due to the shortfall in certain sub-categories of PSL targets. As of March 31, 2015, our total investments as directed by RBI in such deposits were Rs. 148.18 billion yielding returns ranging from 3% to 8.25%.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	As of March 31,
	2011		2012		2013		2014		2015
	(in millions)
Directed lending:
Agriculture	Rs.	204,506.2	Rs.	246,506.4	Rs.	291,689.2	Rs.	324,173.2	Rs.	392,441.4
Micro and small enterprises		222,933.8		248,497.9		296,012.3		363,485.8		454,716.8
Other		123,550.0		148,296.9		184,872.3		214,786.0		221,829.8
Total directed lending	Rs.	550,990.0	Rs.	643,301.2	Rs.	772,573.8	Rs.	902,445.0	Rs.	1,068,988.0

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2011		2012		2013		2014		2015
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	11,159.5	Rs.	11,311.3	Rs.	14,579.1	Rs.	20,928.3	Rs.	25,835.2
Wholesale loans		9,502.9		7,723.6		6,553.0		8,758.2		13,489.6
Gross non-performing loans	Rs.	20,662.4	Rs.	19,034.9	Rs.	21,132.1	Rs.	29,686.5	Rs.	39,324.8
Specific valuation allowances	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0
Unallocated valuation allowances		9,804.5		12,590.2		17,227.3		21,964.0		22,625.1
Non-performing loans net of specific valuation allowance		4,572.6		3,718.2		4,665.2		9,037.3		14,615.8
Gross loan assets		1,648,750.3		2,034,281.2		2,538,245.8		3,228,261.3		3,943,449.1
Net loan assets	Rs.	1,622,856.0	Rs.	2,006,374.3	Rs.	2,504,551.6	Rs.	3,185,648.1	Rs.	3,896,115.0
Gross non-performing loans as a percentage of gross loans		1.3%		0.9%		0.8%		0.9%		1.0%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		16.0%		14.4%		15.2%		15.8%		13.9%
Unsecured non-performing loans as a percentage of gross unsecured loans.		0.9%		0.6%		0.6%		0.7%		0.6%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.3%		0.2%		0.2%		0.3%		0.4%
Specific valuation allowance as a percentage of gross non-performing loans		77.9%		80.5%		77.9%		69.6%		62.8%
Total valuation allowance as a percentage of gross non-performing loans		125.3%		146.6%		159.4%		143.5%		120.4%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2011		2012		2013		2014		2015
	(in millions)
Performing	Rs.	1,628,087.9	Rs.	2,015,246.3	Rs.	2,517,113.7	Rs.	3,198,574.8	Rs.	3,904,124.3
Non-performing or impaired:
On accrual status		3,938.0		624.4		253.3		271.8		2,431.2
On non-accrual status		16,724.4		18,410.5		20,878.8		29,414.7		36,893.6
Total non-performing or impaired		20,662.4		19,034.9		21,132.1		29,686.5		39,324.8
Total	Rs.	1,648,750.3	Rs.	2,034,281.2	Rs.	2,538,245.8	Rs.	3,228,261.3	Rs.	3,943,449.1

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

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors—We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized”.

	As of March 31,
	2011					2012					2013					2014					2015
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(in millions, except percentages)
Glass and glass products	Rs.	—	Rs.	—	—%	Rs.	5,105.8	Rs.	138.4	2.7%	Rs.	—	Rs.	—	—%	Rs.	—	Rs.	—	—%	Rs.	5,895.8	Rs.	1,635.1	27.7%
Iron and steel		39,203.3		207.6	0.5		40,755.1		57.7	0.1		53,229.3		492.6	0.9		82,959.4		1,811.8	2.2		84,913.9		4,793.8	5.6
Paper and paper products		6,083.7		156.7	2.6		—		—	—		12,054.3		8.2	0.1		18,449.8		548.4	3.0		26,216.3		859.4	3.3
Wood & Products		—		—	—		—		—	—		3,716.0		5.7	0.2		3,865.5		5.7	0.1		6,324.2		188.1	3.0
Information Technology		—		—	—		11,004.0		529.5	4.8		9,955.8		604.2	6.1		11,922.0		479.8	4.0		21,913.3		591.5	2.7
Rubber & Products		—		—	—		—		—	—		—		—	—		—		—	—		5,418.8		140.2	2.6
Miscellaneous industries		33,930.2		178.7	0.5		12,242.2		78.5	0.6		38,076.9		97.8	0.3		26,358.9		86.7	0.3		69,377.7		1,436.4	2.1
Engineering		23,846.4		224.3	0.9		33,487.0		212.3	0.6		42,721.6		557.1	1.3		57,349.9		1,220.3	2.1		79,747.2		1,596.1	2.0
Mining and minerals		7,963.0		505.7	6.4		13,865.0		505.7	3.6		11,103.0		504.4	4.5		16,576.9		504.4	3.0		45,844.4		761.2	1.7
Tobacco & Products		—		—	—		—		—	—		—		—	—		—		—	—		529.5		7.6	1.4
Land transport		91,140.0		891.7	1.0		129,736.4		770.4	0.6		157,938.8		1,316.0	0.8		150,177.4		2,077.9	1.4		131,240.2		1,849.8	1.4
Construction		—		—	—		—		—	—		—		—	—		37,164.8		64.0	0.2		63,146.3		870.9	1.4
Activities allied to agriculture		49,024.3		256.6	0.5		45,591.8		166.9	0.4		51,213.7		205.5	0.4		155,559.1		260.1	0.2		422,894.4		5,369.3	1.3
Textiles		17,285.3		1,410.0	8.2		17,931.2		1,430.5	8.0		28,010.3		918.0	3.3		44,831.6		693.5	1.5		64,183.5		801.9	1.2
Wholesale Trade		68,948.3		728.6	1.1		110,828.9		638.5	0.6		178,552.2		805.8	0.5		235,711.9		780.5	0.3		308,806.4		3,608.2	1.2
Gems and jewelry		14,714.9		129.1	0.9		28,992.4		134.7	0.5		41,809.8		5.6	0.0		28,995.5		253.8	0.9		34,481.7		372.3	1.1
NBFC / Financial Intermediaries		54,241.0		2,147.1	4.0		47,563.0		1,782.7	3.7		35,588.9		1,124.2	3.2		57,796.1		891.4	1.5		94,744.7		981.5	1.0
Drugs and pharmaceuticals		10,756.5		373.2	3.5		11,878.3		365.2	3.1		—		—	—		—		—	—		40,114.5		386.7	1.0
Real Estate & Property Services		39,964.8		18.4	—		—		—	—		—		—	—		56,469.4		136.3	0.2		88,264.9		846.9	1.0
Retail Trade		38,203.9		1,888.0	4.9		52,373.5		269.0	0.5		71,102.3		147.9	0.2		90,086.2		147.9	0.2		189,593.5		1,769.0	0.9
Food&Beverage		34,458.0		878.2	2.5		46,444.1		829.9	1.8		69,213.0		571.7	0.8		99,588.0		534.1	0.5		121,172.2		1,101.1	0.9
Other Non-metalic Mineral Products		—		—	—		—		—	—		—		—	—		—		—	—		9,579.2		80.0	0.8
Services		32,409.1		21.7	0.1		38,967.0		16.3	—		73,335.2		16.3	0.0		96,238.8		16.3	0.0		230,040.6		1,712.3	0.7
Automobiles and auto ancillary		76,336.1		266.9	0.3		70,078.3		281.8	0.4		105,073.6		254.1	0.2		145,886.7		360.0	0.2		192,017.4		1,404.7	0.7
Shipping		—		—	—		—		—	—		—		—	—		—		—	—		2,475.7		14.8	0.6
Media & Entertainment		—		—	—		—		—	—		—		—	—		—		—	—		9,727.9		55.2	0.6
Airlines		—		—	—		—		—	—		—		—	—		—		—	—		305.6		1.7	0.6
Consumer Loans		—		—	—		—		—	—		—		—	—		—		—	—		479,467.5		2,392.3	0.5
Retail advances not otherwise classified		751,084.6		10,267.8	1.4		996,118.1		10,543.5	1.1		1,170,409.1		13,215.0	1.1		1,365,922.1		18,724.5	1.4		658,489.4		3,138.6	0.5
Leather & Products		—		—	—		—		—	—		—		—	—		—		—	—		5,235.3		19.8	0.4
Consumer durables		—		—	—		6,324.2		76.7	1.2		9,479.8		76.7	0.8		—		—	—		21,586.7		67.1	0.3
Non-ferrous Metals		—		—	—		—		—	—		—		—	—		—		—	—		14,642.5		44.2	0.3
FMCG & Personal Care		—		—	—		—		—	—		—		—	—		—		—	—		8,192.3		22.7	0.3
Chemical and Products		—		—	—		—		—	—		27,095.7		74.2	0.3		33,908.0		31.3	0.1		40,031.1		107.8	0.3
Plastic & Products		—		—	—		—		—	—		8,898.3		9.4	0.1		13,402.1		9.2	0.1		16,909.0		36.6	0.2
Capital Market Intermediaries		—		—	—		14,519.3		49.1	0.3		—		—	—		—		—	—		19,791.3		36.8	0.2
Coal & Petroleum Products		—		—	—		—		—	—		—		—	—		—		—	—		40,153.4		74.5	0.2
Fishing		—		—	—		—		—	—		—		—	—		—		—	—		3,788.7		6.1	0.2
Power		—		—	—		44,135.9		48.6	0.1		49,453.9		48.6	0.1		70,980.3		48.6	0.1		96,169.7		103.4	0.1
Cement & Products		—		—	—		—		—	—		—		—	—		—		—	—		26,789.7		22.7	0.1
Railways		—		—	—		—		—	—		—		—	—		—		—	—		1,068.0		0.7	0.1
Telecom		14,564.7		59.2	0.4		19,053.5		77.0	0.4		17,239.0		66.1	0.4		—		—	—		41,137.6		14.0	0.0
Fertilizers		34,157.5		2.4	—		18,764.1		1.9	—		17,431.6		1.5	0.0		—		—	—		49,186.2		1.4	0.0
Banks and Financial Institutions		—		—	—		—		—	—		—		—	—		—		—	—		21,511.5		0.4	0.0
Home Finance Companies		21,160.6		50.5	0.2		12,167.8		30.1	0.2		14,175.2		5.5	0.0		—		—	—		—		—	—
Total				20,662.4					19,034.9					21,132.1					29,686.5					39,324.8
Specific allowance for credit losses				16,089.8					15,316.7					16,466.9					20,649.2					24,709.0
Non-performing loans, net				4,572.6					3,718.2					4,665.2					9,037.3					14,615.8

As of March 31, 2015, our gross non-performing loan as a percentage of gross loans in the respective industries was the highest in glass and glass product, iron and steel and paper and paper products.

Glass and Glass Product

Growth in the glass industry has remained subdued. There has been an increase in demand for flat glass due to revival of the auto sector, as well as an increase in demand for container glass, which is used in the pharmaceutical and beverage sectors. As a result, we expect that there will be a corresponding increase in the glass industry as a whole. However, the float glass industry continues to struggle as a result of cheaper imports which have remained competitive despite the existence of an anti-dumping duty.

Iron and Steel

Weak domestic demand, increasing production capabilities and cheap imports will keep the iron and steel industry under pressure. International steel prices are at an all time low. As a result, India is a net importer of steel, despite having surplus domestic capacity. Lower steel prices have caused the operating margins of steel manufacturers to erode. As production capacity increases, the industry is also struggling with demand lagging behind the increase in supply. This differential has reduced utilization rates, further adding to the challenges facing domestic players.

Paper and Paper Products

Growth in the paper industry has remained subdued in fiscal 2015 due to lower industrial activity. With the revival of industrial activity and government spending, it is expected that the paper industry will grow at a steady pace. The utilization levels of existing players are expected to improve in light of the fact that planned increases in production capacity are relatively lower than expected increases in demand.

Top Ten Non-Performing Loans

As of March 31, 2015, we had 316 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 22.3% of our gross non-performing loans and 0.2% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. Only in respect of borrower 3 is the loan collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral) and as of March 31, 2015 the fair value of the collateral and our share thereof exceeds the loan amount outstanding net of allowance for credit losses. Interest payments not being serviced as of fiscal 2015 for all other loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

	As of March 31, 2015
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in collateral value		Currently servicing all interest payments
	(in millions)
Borrower 1	Iron and Steel	Consortium	Rs.	3,372.4	Rs.	3,080.3	Rs.	4,364.6	No
Borrower 2	Glass & Products	Consortium		1,634.1		1,484.1		4,716.3	Yes
Borrower 3	Wholesale Trade	Consortium		612.2		—		418.1	No
Borrower 4	Engineering	Multiple		607.6		—		258.0	No
Borrower 5	Mining and Minerals	Consortium		505.9		—		—	No
Borrower 6	Iron and Steel	Consortium		492.8		—		202.1	Yes
Borrower 7	Information Technology	Multiple		399.3		—		—	No
Borrower 8	Paper, Printing and Stationery	Consortium		387.0		42.8		134.1	No
Borrower 9	Engineering	Multiple		386.9		—		98.4	No
Borrower 10	NBFC / Financial Intermediaries	Consortium		362.7		—		362.8	Yes
			Rs.	8,760.9		Rs.4,607.2

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2011		2012		2013		2014		2015
	(in millions, except percentages)
Gross restructured loans	Rs.	2,123.0	Rs.	4,353.2	Rs.	3,638.5	Rs.	3,382.3	Rs.	4,165.6
Allowance for credit losses		1,061.9		3,332.0		3,126.0		2,687.4		2,056.9
Net restructured loan	Rs.	1,061.1	Rs.	1,021.2	Rs.	512.5	Rs.	694.9	Rs.	2,108.7
Gross restructured loans as a percentage of gross non-performing loans		10.3%		22.9%		17.2%		11.4%		10.6%
Net restructured loans as a percentage of net non-performing loans		23.2%		27.5%		11.0%		7.7%		14.4%

If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan.

Remediation Strategy for Non-Performing Loans

We focus on early problem recognition and active remedial management efforts in relation to our non-performing loans. Because we are involved primarily in working capital finance with respect to wholesale loans, we track our borrowers’ performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers that we believe are displaying deteriorating credit trends. Relationship managers lead the recovery effort together with strong support from the credit group in the corporate office in Mumbai. Recovery is pursued through, among others, legal processes, enforcement of collateral, negotiated one-time settlements and other similar strategies. The particular strategy pursued depends upon the level of cooperation of the borrower, our assessment of the borrower’s management integrity and long-term viability, the credit structure and the role of other creditors.

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2011		2012		2013		2014		2015
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	13,820.3	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2
Net allowance for credit losses for the period
Retail		10,480.4		7,781.9		12,710.3		16,815.3		19,615.7
Wholesale		3,634.9		1,674.6		315.9		2,276.1		4,248.1
Less allowances no longer required on account of write-offs		(11,845.8)		(10,229.6)		(11,876.0)		(14,909.1)		(19,804.0)
Specific allowance for credit losses at the end of period	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0
Unallocated allowance for credit losses at the beginning of the period	Rs.	9,940.3	Rs.	9,804.5	Rs.	12,590.2	Rs.	17,227.3	Rs.	21,964.0
Additions during the period		(135.8)		2,785.7		4,637.1		4,736.7		661.1
Unallocated allowance for credit losses at the end of the period	Rs.	9,804.5	Rs.	12,590.2	Rs.	17,227.3	Rs.	21,964.0	Rs.	22,625.1
Total allowance for credit losses at the beginning of the period	Rs.	23,760.6	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2
Allowance no longer required on account of write-offs		(11,845.8)		(10,229.6)		(11,876.0)		(14,909.1)		(19,804.0)
Net addition to total allowance for the period charged to expense		13,979.5		12,242.2		17,663.3		23,828.1		24,524.9
Total allowance for credit losses at the end of the period	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1

Movements in our allowances for credit losses charged to expense do not include recoveries against write off cases amounting to Rs. 6,400.0 million and Rs. 7,524.7 million for fiscals 2014 and 2015, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2011		2012		2013		2014		2015
	(in millions)
Wholesale
Allocated	Rs.	7,577.5	Rs.	6,433.7	Rs.	5,754.5	Rs.	7,316.1	Rs.	8,083.8
Unallocated		1,447.5		1,207.7		2,495.7		2,738.5		3,248.4
Subtotal	Rs.	9,025.0	Rs.	7,641.4	Rs.	8,250.2	Rs.	10,054.6	Rs.	11,332.2
Retail
Allocated		8,512.3		8,883.0		10,712.4		13,333.1		16,625.2
Unallocated		8,357.0		11,382.5		14,731.6		19,225.5		19,376.7
Subtotal	Rs.	16,869.3	Rs.	20,265.5	Rs.	25,444.0	Rs.	32,558.6	Rs.	36,001.9
Allowance for credit losses	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1

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

Certain Factors Affecting our Results of Operations

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, dividends from securities and other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant Reserve Bank of India (RBI) guidelines on shortfalls in directed lending sub-limits and interest from inter-bank placements.

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

Our financial condition and results of operations are affected by general economic conditions prevailing in India. Fiscal 2015 was a year of consolidation for the Indian economy that had, over the previous two years, weathered a series of domestic and external headwinds. The Government continued to work towards overcoming some of the policy and supply-side bottlenecks facing raw material supply, such as coal mining and natural resources mining (including linkages), and is also in the process of reforming land acquisition and clearance procedures that have dampened domestic investment and growth. As a result, the industrial growth increased from 4.5% in fiscal 2014 to 6.1% in fiscal 2015 and growth in services also gathered momentum increasing from 9.1% in fiscal 2014 to 10.2% in fiscal 2015. These improvements helped offset the drag on agricultural growth, which declined from 3.7% in fiscal 2014 to 0.2% in fiscal 2015 primarily on account of weather disturbances.

The pressure on domestic drivers of growth, particularly investments, to spearhead domestic economic activity is more acute than usual given the fact that global demand remains weak. While muted domestic growth and increased global supply, especially in the case of oil, have caused commodity prices to decrease and kept India’s external and fiscal balances in check, they have also caused export growth to fall. Export growth declined from 7.3% in fiscal 2014 to negative 0.8% in fiscal 2015. The current account deficit declined from 1.7% of GDP in fiscal 2014 to 1.3% of GDP in fiscal 2015 and the fiscal gap shrunk from 4.5% of GDP in fiscal 2014 to 4.0% of GDP in fiscal 2015.

The combination of global disinflationary pressures (a result of falling commodity prices and subdued growth), better supply management of food items, weak domestic demand and subdued corporate pricing power has helped keep domestic inflation in check thereby causing average CPI inflation to fall from 9.0% in fiscal 2014 to 6.0% in fiscal 2015. This, along with the marked improvement in macro stability as a result of a shrinking current account and fiscal deficit and a stabilization of the rupee has created space for the Reserve Bank of India (RBI) to address growth concerns more aggressively. The RBI has reduced its policy rate (the rate at which it lends to banks) by 75 bps since January 2015 and further rate reductions cannot be ruled out. Taken together with an increase in government-led infrastructure investment could help to improve domestic credit growth, which has eased from 13.5% in fiscal 2014 to 12.6% in fiscal 2015.

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

We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally we monitor loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days past due for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

Revenue Recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. Nominal loan application fees are charged which offset the related costs incurred. Fees and commissions from guarantees issued are amortized over the contractual period of the commitment, provided the amounts are collectible. Dividends from investments are recognized when declared. Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method. Other fees and income are recognized when earned, which is when the service that results in the income has been provided. We amortize the annual fees on credit cards over the contractual period of the fees.

Investments in Securities

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in Note 8 of the Financial Statements and on concentrations of credit risk in Note 12 of the Financial Statements.

All other securities including mortgage and asset-backed securities are actively managed as part of our treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.

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

Goodwill and Other Intangibles

Goodwill is tested for impairment in accordance with FASB ASC 350-20 “Goodwill”. Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step must be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. ASC 350-20 “Goodwill” stipulates that goodwill of a reporting unit shall be tested on an annual basis and in the interim period under certain circumstances. Accordingly, we have determined that we will test the goodwill on our books for impairment at annual rests, unless circumstances warrant us to carry out impairment tests in an interim period. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2015. The results of the first step of the impairment test showed no indication of impairment. Accordingly we did not perform the second step of the impairment test.

Intangible assets consist of branch network, representing contractual and non-contractual customer relationships, customer list, core deposit intangible and favorable leases. These are amortized over their estimated useful lives. Amortization of intangible assets is computed in a manner that best reflects the economic benefits of the intangible assets as follows:

	Useful lives (years)	Amortization method
Branch network	6	Straight-line
Customer lists	2	Straight-line
Core deposit	5	Straight-line
Favorable leases	1 to 15	Straight-line

For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset.

Branch network intangible represents the benefit that we received through the acquisition of a ready branch network from CBoP as opposed to having to build a new one. The fair value attributable to the branch network intangible is the difference in the present values of the earnings (net of costs) that we would have generated if we had set up our own branches/ATMs (the “Hypothetical New Branch Network Earnings”) and the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”). Similar streams of revenues and operating costs (and therefore profits) from CBoP’s existing customer base and loan portfolio (includes net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the networks. The aforesaid present values to compute the said intangible assets was intended to capture the advantages that we received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative process required to obtaining branch licenses from the RBI. We calculated the value of the customer list intangible through the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers. We used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source to calculate the core deposit intangible. The valuation of favorable leases intangibles was based on the cost saving to us and future economic benefit until the lease expiry.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 32 of the Financial Statements, “Fair Value Measurement” for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2015, our Level 3 instruments recorded at fair value on a recurring basis were available for sale pass through certificates aggregating Rs. 16,249.4 million. The Level 3 instruments comprised 1.0% of our total securities portfolio and 0.3% of our total assets, as of March 31, 2015. The valuation of these pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust makes assumptions with regards to the various variables arrived at the estimated cash flows. The cash flows for pass through certificates are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends. There have been no transfers between level 1, 2 and 3 for the year ended March 31, 2014 and March 31, 2015.

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

In June 2014, the FASB issued ASU No. 2014-11, “Transfers and Servicing (Topic 860)”, The amendments in this update change the current accounting outcome by requiring repurchase-to-maturity transactions to be accounted for as secured borrowings and for repurchase financing arrangement the amendments require separate accounting for a transfer of the financial asset executed contemporaneously with a repurchase agreement with same counterparty. The amendments also require new disclosures. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2014 and early adoption is not permitted. We have not yet evaluated what impact, if any, the adoption of this guidance may have on our financial condition, results of operations, or disclosures.

In August 2014, the FASB also issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU requires management to perform an assessment of going concern and provides specific guidance on when and how to assess or disclose going concern uncertainties. The new standard also defines terms used in the evaluation of going concern, such as “substantial doubt.” Following application, the Bank will be required to perform assessments at each annual and interim period, provide an assessment period of one year from the issuance date, and make disclosures in certain circumstances in which substantial doubt is identified. The amendment will be effective for the Bank for the first reporting period ending after December 15, 2016. Earlier application is permitted. We do not expect this ASU to have an impact on its financial position, result of operations, or disclosures.

In January 2015, FASB issued ASU 2015-01 - Income Statement -Extraordinary and Unusual Items (Subtopic 225-20). The Update removes the concept of extraordinary items from GAAP and eliminates the requirement for extraordinary items to be separately presented in the statement of income. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Update will not have a material impact on our consolidated financial statements.

In February 2015, FASB issued ASU 2015-02 - Consolidation (Topic 810). The Update primarily amends the criteria companies use to evaluate whether they should consolidate certain variable interest entities that have fee arrangements and the criteria used to determine whether partnerships and similar entities are variable interest entities. The Update also excludes certain money market funds from the consolidation guidance. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. We have not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In April 2015, FASB issued ASU 2015-03 - Interest - Imputation of Interest (Subtopic 835-30). The Update changes the balance sheet presentation for debt issuance costs. Under the new guidance, debt issuance costs should be reported as a deduction from debt liabilities rather than as a deferred charge classified as an asset. . The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. We have not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In May 2015, FASB issued ASU 2015-07 - Fair Value Measurement (Topic 820). The Update eliminates the disclosure requirement to categorize investments within the fair value hierarchy that are measured at fair value using net asset value as a practical expedient. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Update will not affect the Bank’s consolidated financial statements as it impacts only the fair value disclosure requirements for certain investments.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 25.1% from Rs. 175.1 billion in fiscal 2014 to Rs. 219.2 billion in fiscal 2015. Our net interest margin increased to 4.8% in fiscal 2015. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2014		2015		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Interest on loans	Rs.	326,755.3	Rs.	388,264.7	Rs.	61,509.4	18.8
Interest on securities, including dividends and interest on trading assets		83,380.5		99,252.5		15,872.0	19.0
Other interest revenue		12,075.5		13,270.0		1,194.5	9.9

Total interest and dividend revenue		422,211.3		500,787.2		78,575.9	18.6
Interest on deposits		187,574.7		227,321.9		39,747.2	21.2
Interest on short-term borrowings		18,075.0		6,944.6		(11,130.4)	(61.6)

Interest on long term debt		23,976.6		29,948.0		5,971.4	24.9
Other interest expense		12.9		396.4		383.5	2,972.9

Total interest expense		229,639.2		264,610.9		34,971.7	15.2

Net interest revenue	Rs.	192,572.1	Rs.	236,176.3	Rs.	43,604.2	22.6

Less: Allowance for credit losses:

Retail		14,942.4		12,355.4		(2,587.0)	(17.3)

Wholesale		2,485.7		4,644.8		2,159.1	86.9

Total	Rs.	17,428.1	Rs.	17,000.2	Rs.	(427.9)	(2.5)
Net interest revenue after allowance for credit losses	Rs.	175,144.0	Rs.	219,176.1	Rs.	44,032.1	25.1

Interest and Dividend Revenue

Interest income on loans increased by 18.8% primarily due to an increase in our average loan book. The average balance of our total loan book increased by 20.0% from Rs. 2,839.5 billion in fiscal 2014 to Rs. 3,408.3 billion in fiscal 2015. Our average balance of retail loans increased by 24.4% from Rs. 1,884.5 billion in fiscal 2014 to Rs. 2,345.0 billion in fiscal 2015. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 11.4% from Rs. 955.0 billion in fiscal 2014 to Rs. 1,063.4 billion in fiscal 2015. Retail loan yields decreased to 12.1% in fiscal 2015 as compared to 12.4% in fiscal 2014. Wholesale loan yields marginally increased from 9.8% in fiscal 2014 to 9.9% in fiscal 2015.

Interest on securities, including dividends, increased by 19.0% from Rs. 83.4 billion in fiscal 2014 to Rs. 99.3 billion in fiscal 2015, driven by an increase of Rs. 177.0 billion in the average balance of investments. Yields marginally increased from 8.0% in fiscal 2014 to 8.1% in fiscal 2015.

Other interest revenue increased by 9.9% for fiscal 2015 compared to fiscal 2014 due to an increase in interest from securities purchased under resell agreements and placements with central government bodies which are made to comply with the extant RBI guidelines on shortfall in priority sector lending sub-limits and term placements with other banks. Average securities purchased under resell agreements increased by Rs. 17.3 billion in fiscal 2015 and yields thereon increased marginally from 7.0% in fiscal 2014 to 7.1% in fiscal 2015. Average placements with central government bodies increased by Rs. 0.6 billion in fiscal 2015 and yields thereon increased from 5.3% in fiscal 2014 to 5.8% in fiscal 2015.

Interest Expense

Our interest expense on deposits increased by 21.2% from Rs. 187.6 billion in fiscal 2014 to Rs. 227.3 billion in fiscal 2015 due to an increase in average interest bearing deposits by 22.9% from Rs. 2,737.9 billion in fiscal 2014 to Rs. 3,365.4 billion in fiscal 2015.

There was an increase in the average balance of our savings account deposits from Rs. 893.6 billion in fiscal 2014 to Rs. 1,054.4 billion in fiscal 2015 and an increase in the average balance of our time deposits from Rs. 1,844.2 billion in fiscal 2014 to Rs. 2,311.0 billion in fiscal 2015. Our average cost of deposits remained stable at 5.9% in fiscal 2015. Our interest expense on short-term borrowings decreased by 59.4% from Rs. 18.1 billion in fiscal 2014 to Rs. 7.3 billion in fiscal 2015 mainly on account of a decrease in our average balance of short-term borrowings which decreased by 60.2% from Rs. 327.9 billion in fiscal 2014 to Rs. 130.5 billion in fiscal 2015. This was partially offset by an increase in our cost of short-term borrowings from 5.5% in fiscal 2014 to 5.6% in fiscal 2015. Our interest expense on long-term debt increased by 24.9% primarily on account of an increase in our average balance of long-term debt from Rs. 296.8 billion in fiscal 2014 to Rs. 449.1 billion in fiscal 2015. This was partially offset by a decrease in our cost of long-term debt from 8.1% in fiscal 2014 to 6.7% in fiscal 2015.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses decreased by 2.5% from Rs. 17.4 billion in fiscal 2014 to Rs. 17.0 billion in fiscal 2015.

Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 86.9% from Rs. 2.5 billion in fiscal 2014 to Rs. 4.6 billion in fiscal 2015. The increase was primarily due to a higher specific loan loss allowance attributable to our recognition of exposure to a specific borrower as impaired which we wrote down in fiscal 2015. The increase in our specific loan loss allowance in our wholesale loan portfolio was further augmented by higher wholesale unallocated loan loss allowance, which increased from Rs. 0.2 billion in fiscal 2014 to Rs. 0.5 billion in fiscal 2015.

Our loan loss allowance for credit losses in our retail loan portfolio decreased by 17.3% from Rs. 14.9 billion in fiscal 2014 to Rs. 12.4 billion in fiscal 2015. The decrease was primarily due to lower allowances in our commercial vehicle and equipment finance loan segment. This decrease was further augmented by lower retail unallocated allowances, which decreased by 96.6% from Rs. 4.5 billion in fiscal 2014 to Rs. 0.2 billion in fiscal 2015. This decrease was mainly attributable to the reduction in expected losses in our commercial vehicle and equipment finance loan segment.

Non-Interest Revenue

Our non-interest revenue increased by 12.7% from Rs. 70.8 billion in fiscal 2014 to Rs. 79.8 billion in fiscal 2015. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2014		2015		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	60,314.1	Rs.	71,423.6	Rs.	11,109.5	18.4%
Realized gains/(loss) on AFS securities		1,091.0		5,166.1		4,075.1	373.5
Trading securities gains/(loss), net		(345.1)		698.1		1,043.2	*
Foreign exchange transactions		9,010.5		9,358.0		347.5	3.9
Derivatives gains/(loss)		119.5		(7,393.0)		(7,512.5)	(6,286.6)
Other		644.5		568.7		(75.8)	(11.8)
Total non-interest revenue	Rs.	70,834.5		Rs.79,821.5	Rs.	8,987.0	12.7

*	Not meaningful

Fees and commissions increased by 18.4% from Rs. 60.3 billion in fiscal 2014 to Rs. 71.4 billion in fiscal 2015 primarily on account of an increase in fees and commissions generated by the retail segment. This increase was largely attributable to fees on debit and credit cards, transactional charges, fees on deposit accounts, fees on retail assets and commission on distribution of mutual funds and insurance products.

Gain on trading securities was partly attributable to realized gains on sale of trading securities and partly attributable to mark-to-market gains. Realized gains on AFS securities were primarily on account of sale of Government of India securities.

In fiscal 2015, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 7.8 billion, primarily on account of a loss of Rs. 7.6 billion from forward exchange contracts due to mark-to-market losses, which were partially offset by gains on cancellations of forward exchange contracts. In fiscal 2015 currency options, currency swaps and forward rate agreements resulted in a gain of Rs. 0.2 billion. In fiscal 2014, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 0.5 billion primarily on account of income of Rs. 1.6 billion from forward exchange contracts which was largely attributable to cancellations of forward exchange contracts by non-bank customers. This was further augmented by a gain of Rs. 0.7 billion from currency options and currency swaps and partially offset by a loss of Rs. 1.8 billion from interest rate derivatives. Loss from derivative transactions (net of gain of Rs. 0.4 billion on account of credit spread) was Rs. 7.4 billion in fiscal 2015 compared to a gain of Rs. 0.1 billion (net of loss of Rs. 0.4 billion on account of credit spread) in fiscal 2014. Income from foreign exchange transactions amounted to Rs. 9.4 billion during fiscal 2015 as compared to Rs. 9.0 billion in fiscal 2014.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2014		2015		Increase/ Decrease		% Increase/ Decrease	2014 % of net revenues	2015 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	57,550.3	Rs.	66,909.4	Rs.	9,359.1	16.3	23.4	22.4
Premises and equipment		18,722.8		20,499.2		1,776.4	9.5	7.6	6.9
Depreciation and amortization		6,980.3		6,905.8		(74.5)	(1.1)	2.8	2.3
Administrative and other		39,436.2		50,439.6		11,003.4	27.9	16.0	16.9
Amortization of intangibles		1,538.5		219.0		(1,319.5)	(85.8)	0.6	0.1
Total non-interest expense	Rs.	124,228.1	Rs.	144,973.0	Rs.	20,744.9	16.7	50.4	48.6

Total non-interest expense increased by 16.7% from Rs. 124.2 billion in fiscal 2014 to Rs. 145.0 billion in fiscal 2015. As of March 31, 2015, we had 4,014 branches and 11,766 ATMs across 2,464 locations, which increased from 3,403 branches and 11,256 ATMs across 2,171 locations as of March 31, 2014. This led to an overall increase in our non-interest expense. Our net interest revenue after allowances for credit losses increased by 25.1% from Rs. 175.1 billion in fiscal 2014 to Rs. 219.2 billion in fiscal 2015. As a result, our non-interest expense as a percentage of our net revenues was 48.6% in fiscal 2015 as compared to 50.4% in fiscal 2014.

Salaries and staff benefits increased by 16.3% from Rs. 57.6 billion in fiscal 2014 to Rs. 66.9 billion in fiscal 2015. This increase was primarily attributable to an increase in staff salaries and allowances and in the number of employees from 68,165 employees as of March 31, 2014 to 76,286 employees as of March 31, 2015.

Premises and equipment costs increased by 9.5% from Rs. 18.7 billion in fiscal 2014 to Rs. 20.5 billion in fiscal 2015 on account of an increase in rent, electricity, security, equipment maintenance and other infrastructure costs relating to the expanded branch network.

Depreciation and amortization expenses decreased marginally from Rs. 7.0 billion in fiscal 2014 to Rs. 6.9 billion in fiscal 2015.

Administrative and other expenses increased by 27.9% from Rs. 39.4 billion in fiscal 2014 to Rs. 50.4 billion in fiscal 2015 primarily on account of higher printing and stationery, insurance, advertisement and operating expenses for our credit cards and transactional banking businesses.

We continued to amortize the intangible assets that were acquired on the merger of CBoP (i.e. our branch network representing contractual and non-contractual customer relationships, customer list, core deposit intangible, and favorable leases) over their estimated remaining useful life. This amortization resulted in a charge of Rs. 0.2 billion in fiscal 2015.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 28.9%, from Rs. 42.3 billion in fiscal 2014 to Rs. 54.5 billion in fiscal 2015. Our effective tax rate was 34.7% in fiscal 2014 and 35.4% in fiscal 2015. The effective tax rate was higher in fiscal 2015 primarily on account of higher stock-based compensation, which was partially offset by higher tax free income from our investments.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2014 and 2015:

	Year ended March 31,
	2014	2015
Effective statutory income tax rate	33.99%	33.99%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	1.53	2.02
Income exempt from taxes	(0.37)	(0.67)
Interest on income tax refunds	(0.01)	(0.04)
Other, net	0.10	0.09
Effect of change in statutory tax rate	(0.50)	—
Annual effective income tax rate	34.74%	35.39%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 25.1% from Rs. 79.3 billion in fiscal 2014 to Rs. 99.2 billion in fiscal 2015.

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

Interest and Dividend Revenue

Interest income on loans increased by 20.2% primarily due to an increase in our average loan book. The average balance of our total loan book increased by 22.0% from Rs. 2,328.3 billion in fiscal 2013 to Rs. 2,839.5 billion in fiscal 2014. Our average balance of retail loans increased by 25.7% from Rs. 1,499.2 billion in fiscal 2013 to Rs. 1,884.5 billion in fiscal 2014. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 15.2% from Rs. 829.2 billion in fiscal 2013 to Rs. 955.0 billion in fiscal 2014. Retail loan yields decreased to 12.4% in fiscal 2014 as compared to 12.6% in fiscal 2013. Wholesale loan yields marginally decreased from 9.9% in fiscal 2013 to 9.8% in fiscal 2014.

Interest on securities, including dividends, increased by 15.3% from Rs. 72.3 billion in fiscal 2013 to Rs. 83.4 billion in fiscal 2014, driven by an increase of Rs. 148.3 billion in the average balance of investments. Yields marginally declined from 8.1% in fiscal 2013 to 8.0% in fiscal 2014.

Other interest revenue increased by 23.0% for fiscal 2014 compared to fiscal 2013 due to an increase in interest from our placements with central government bodies which are made to comply with the extant RBI guidelines on shortfall in priority sector lending sub-limits and term placements with other banks. Average placements with central government bodies increased by Rs. 12.0 billion in fiscal 2014 and yields thereon increased from 4.9% in fiscal 2013 to 5.3% in fiscal 2014.

Interest Expense

Our interest expense on deposits increased by 15.0% from Rs. 163.1 billion in fiscal 2013 to Rs. 187.6 billion in fiscal 2014 due to an increase in average interest bearing deposits by 21.9% from Rs. 2,245.5 billion in fiscal 2013 to Rs. 2,737.9 billion in fiscal 2014.

There was an increase in the average balance of our savings accounts from Rs. 764.2 billion in fiscal 2013 to Rs. 893.6 billion in fiscal 2014 and an increase in the average balance of our time deposits from Rs. 1,481.3 billion in fiscal 2013 to Rs. 1,844.2 billion in fiscal 2014. Our average cost of deposits declined marginally from 6.1% in fiscal 2013 to 5.9% in fiscal 2014 as a result of a decrease in the average cost of time deposits from 9.0% in fiscal 2013 to 8.2% in fiscal 2014.

Our interest expense on short-term borrowings increased by 27.8% from Rs. 14.2 billion in fiscal 2013 to Rs. 18.1 billion in fiscal 2014 mainly on account of an increase in our average balance of short-term borrowings which increased by 35.5% from Rs. 241.9 billion in fiscal 2013 to Rs. 327.9 billion in fiscal 2014. This was partially offset by a decrease in our cost of short-term borrowings from 5.9% in fiscal 2013 to 5.5% in fiscal 2014. Our interest expense on long-term debt increased by 22.6% primarily on account of an increase in our average balance of long-term debt from Rs. 234.5 billion in fiscal 2013 to Rs. 296.8 billion in fiscal 2014. This was partially offset by a decrease in our cost of long-term debt from 8.3% in fiscal 2013 to 8.1% in fiscal 2014.

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

Our loan loss allowance for credit losses in our retail loan portfolio increased by 34.5% from Rs. 11.1 billion in fiscal 2013 to Rs. 14.9 billion in fiscal 2014. The increase was primarily due to higher allowances in our commercial vehicle and equipment finance loan segment. Unfavorable economic situation characterized by continued stress in the segment largely attributable to the moderation in industrial activity and continued stagnancy in mining activity led to an increase in the delinquency of these loans. This was further augmented by higher retail unallocated allowances, which increased by 34.2% from Rs. 3.3 billion in fiscal 2013 to Rs. 4.5 billion in fiscal 2014. This increase was mainly attributable to the growth in our retail loan portfolio and expected losses thereon. The average balance of our retail loans increased by 25.7% from Rs. 1,499.2 billion in fiscal 2013 to Rs. 1,884.5 billion in fiscal 2014.

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

In fiscal 2014, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 0.5 billion. The income during fiscal 2014 was primarily on account of income of Rs. 1.6 billion from forward exchange contracts which was primarily attributable to cancellations of forward exchange contracts by non-bank customers. This income was further augmented by a gain of Rs. 0.7 billion from currency options and currency swaps and partially offset by loss of Rs. 1.8 billion from interest rate derivatives. Loss from interest rate derivatives was largely attributable to mark-to-market loss on account of increase in interest rates during fiscal 2014. In fiscal 2013, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 0.3 billion primarily due to gain of Rs. 3.1 billion from forward exchange contracts, offset by loss of Rs. 2.2 billion from interest rate derivatives and loss of Rs. 0.7 billion from currency options and currency swaps. Gain from derivative transactions (net of loss of Rs. 0.4 billion on account of credit spread) was Rs. 0.1 billion in fiscal 2014 as compared to a gain of Rs. 0.2 billion (net of loss of Rs. 0.1 billion on account of credit spread) in fiscal 2013. Income from foreign exchange transactions decreased from Rs. 9.7 billion in fiscal 2013 to Rs. 9.0 billion in fiscal 2014.

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

Liquidity and Capital Resources

Our growth is financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier 2 capital.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Year ended March 31,
	2013		2014		2015
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	62,134.7	Rs.	79,446.2	Rs.	99,504.7
Non-cash adjustments to net income		21,323.4		23,298.2		29,081.3
Net change in other assets and liabilities		(11,944.6)		24,406.9		(19,228.9)
Net cash provided by operating activities	Rs.	71,513.5	Rs.	127,151.3	Rs.	109,357.1
Cash Flows from Investing Activities:
Net change in term placements		(49,169.2)		22,784.0		6,492.2
Net change in investments		(200,007.5)		93,594.1		(556,126.5)
Net change in repurchase options and reverse repurchase options		88,868.3		(195,322.6)		105,730.0
Loans purchased net of repayments		(11,047.2)		(18,862.0)		(47,002.7)
Increase in loans originated, net of principal collections		(503,662.9)		(669,463.7)		(672,149.0)
Net additions to property and equipment		(9,951.0)		(9,601.2)		(8,584.5)
Net cash used in investing activities	Rs.	(684,969.5)	Rs.	(776,871.4)	Rs.	(1,171,640.5)
Cash Flows from Financing Activities:
Net increase in deposits		493,240.6		708,925.0		824,928.2
Net increase/(decrease) in short-term borrowings		33,123.4		477.7		61,577.6
Proceeds from issuance of shares by subsidiaries to non-controlling interest		34.6		162.4		340.8
Net increase in long-term debt		116,830.3		95,278.0		54,933.6
Proceeds from issuance of equity shares for options exercised		10,949.5		7,232.9		9,954.1
Proceeds from application for issuance of equity shares for options exercised pending allotment		221.5		—		97,227.9
Payment of dividends and dividend tax		(11,787.0)		(15,372.6)		(19,300.5)
Purchase of subsidiary shares from noncontrolling interest		—		(2,265.8)		(715.7)
Net cash provided by financing activities	Rs.	642,612.9	Rs.	794,437.6	Rs.	1,028,946.0
Effect of exchange rate changes on cash and cash equivalents		1,540.3		7,377.5		3,626.5
Net change in cash and cash equivalents		30,697.2		152,095.0		(29,710.9)
Cash and cash equivalents, beginning of year		188,043.0		218,740.2		370,835.2
Cash and cash equivalents, end of year	Rs.	218,740.2	Rs.	370,835.2	Rs.	341,124.3

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 127.2 billion in fiscal 2014 to Rs. 109.4 billion in fiscal 2015 mainly due to lower cash flows in fiscal 2015 as compared to fiscal 2014. Lower cash flows were largely a result of a decrease in remittances in transit and accounts payable, which were partially offset by an increase in our net income.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 719.2 billion in fiscal 2015 and Rs. 688.3 billion in fiscal 2014 largely on account of an increase in both our retail and wholesale loan portfolios. The increase in investments in fiscal 2015 was Rs. 556.1 billion primarily on account of an increase in available-for-sale Government of India securities and in our investments in credit substitutes.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 22.7% from Rs. 3,670.0 billion in fiscal 2014 to Rs. 4,501.7 billion in fiscal 2015. Savings account deposits at Rs. 1,249.3 billion and current account deposits at Rs. 733.0 billion accounted for 44.0% of total deposits as of March 31, 2015. There was a 24.4% increase in our time deposits from Rs. 2,025.8 billion in fiscal 2014 to Rs. 2,519.4 billion in fiscal 2015. Our short-term borrowings increased by Rs. 63.4 billion from Rs. 150.8 billion in fiscal 2014 to Rs. 214.2 billion in fiscal 2015. There was an increase in long-term debt from Rs. 395.2 billion in fiscal 2014 to Rs. 457.9 billion in fiscal 2015 mainly on account of the issuance of long-term debt of Rs. 30.0 billion in accordance with RBI guidelines for issuance of long term bonds by banks for financing infrastructure project loans and lending to the affordable housing sector.

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

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2014 and March 31, 2015:

	As of March 31,
	2014		2015		Increase/ (decrease)		% Increase/ (decrease)
	(in millions except percentages)
Cash and cash equivalents	Rs.	370,835.2	Rs.	341,124.3	Rs.	(29,710.9)	(8.0)
Term placements		176,481.7		169,989.5		(6,492.2)	(3.7)
Investments held for trading		65,077.9		61,292.8		(3,785.1)	(5.8)
Investments available for sale		908,824.3		1,504,412.8		595,588.5	65.5
Securities purchased under agreements to resell		57,322.6		1,592.6		(55,730.0)	(97.2)
Loans, net		3,185,648.1		3,896,115.0		710,466.9	22.3
Accrued interest receivable		40,388.5		45,705.0		5,316.5	13.2
Property and equipment		31,369.1		33,355.9		1,986.8	6.3
Intangibles		231.0		12.0		(219.0)	(94.8)
Goodwill		74,937.9		74,937.9		—	—
Other assets		214,291.0		130,478.0		(83,813.0)	(39.1)
Total assets	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	1,133,608.5	22.1

Our total assets increased by 22.1% to Rs. 6,259.0 billion in fiscal 2015 from Rs. 5,125.4 billion in fiscal 2014.

Our cash and cash equivalents decreased from Rs. 370.8 billion as of March 31, 2014 to Rs. 341.1 billion as of March 31, 2015 primarily on account of net cash used in our investing activities, partially offset by net cash provided by our operating and financing activities. Cash and cash equivalents include currency on hand as well as demand deposits with banks or financial institutions. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. We are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system.

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and fifteen years. Term placements decreased primarily on account of decrease in our placements with central government bodies. Placements with central government bodies are made to comply with the extant RBI guidelines on shortfalls in priority sector lending sub-limits and account for 87% of term placements as of March 31, 2015.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading decreased by 5.8% from Rs. 65.1 billion as of March 31, 2014 to Rs. 61.3 billion as of March 31, 2015 primarily on account of the sale of our investments in corporate bonds, partially offset by an increase in our Government of India securities.

Investments available for sale increased by 65.5% primarily on account of an increase in our Government of India securities and investments in credit substitutes.

Net loans increased on account of an increase in both our retail lending as well as wholesale lending. Our outstanding gross retail loan portfolio increased by 24.3% from Rs. 2,188.3 billion as of March 31, 2014 to Rs. 2,721.0 billion as of March 31, 2015. The growth in retail loans was across the product segments. Our gross wholesale loan book increased by 17.6% from Rs. 1,039.9 billion in fiscal 2014 to Rs. 1,222.5 billion in fiscal 2015 primarily on account of an increase in our corporate banking loan portfolio.

Accrued interest receivable increased by 13.2% from Rs. 40.4 billion to Rs. 45.7 billion primarily on account of an increase in our loans and investment securities.

Our property and equipment increased by 6.3% from Rs. 31.4 billion in fiscal 2014 to Rs. 33.4 billion in fiscal 2015, primarily on account of growth in our distribution network. As of March 31, 2014 we had a network of 3,403 branches in 2,171 locations which grew to 4,014 branches across 2,464 locations as of March 31, 2015.

We acquired a branch network representing contractual and non-contractual customer relationships, customer lists, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP in 2008. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 1.5 billion and Rs. 0.2 billion for fiscals 2014 and 2015, respectively. Consequently, these intangibles were carried at an amortized value of Rs. 231.0 million and Rs. 12.0 million as of March 31, 2014 and March 31, 2015, respectively.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2015 and has been carried forward at the same value as the value at the acquisition date.

Other assets decreased by 39.1% from Rs. 214.3 billion as of March 31, 2014 to Rs. 130.5 billion as of March 31, 2015 primarily on account of a decrease in derivatives from Rs. 142.5 billion in fiscal 2014 to Rs. 72.4 billion in fiscal 2015. This was largely attributable to the decrease in mark-to-market gains from forward exchange contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2014 and March 31, 2015:

	As of March 31,
	2014		2015		Increase/ (decrease)		Increase/ (decrease)
	(in millions, except percentages)%
Liabilities
Interest bearing deposits	Rs.	3,057,154.5	Rs.	3,768,678.8	Rs.	711,524.3	23.3
Non-interest bearing deposits		612,845.6		733,032.0		120,186.4	19.6
Total deposits		3,670,000.1		4,501,710.8		831,710.7	22.7
Securities sold under repurchase agreements		—		50,000.0		50,000.0
Short-term borrowings		150,775.5		214,191.9		63,416.4	42.1
Accrued interest payable		27,734.7		32,689.5		4,954.8	17.9
Long-term debt		395,208.6		457,934.4		62,725.8	15.9
Accrued expenses and other liabilities		348,687.7		250,921.6		(97,766.1)	(28.0)
Total liabilities		4,592,406.6		5,507,448.2		915,041.6	19.9
Non-controlling interest in subsidiaries		1,094.0		1,315.5		221.5	20.2
HDFC Bank Limited shareholders’ equity		531,906.7		750,252.1		218,345.4	41.0
Total liabilities and shareholders’ equity	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	1,133,608.5	22.1

Our total liabilities increased by 19.9% from Rs. 4,592.4 billion as of March 31, 2014 to Rs. 5,507.4 billion as of March 31, 2015. The increase in our interest-bearing deposits was on account of an increase in savings deposits and time deposits. Savings account deposits increased by 21.1% from Rs. 1,031.3 billion as of March 31, 2014 to Rs. 1,249.3 billion as of March 31, 2015. Time deposits increased by 24.4% from Rs. 2,025.8 billion as of March 31, 2014 to Rs. 2,519.4 billion as of March 31, 2015. Our non-interest bearing deposits increased by 19.6% from Rs. 612.8 billion as of March 31, 2014 to Rs. 733.0 billion as of March 31, 2015. Of our total deposits as of March 31, 2015, retail deposits accounted for 79% and wholesale deposits accounted for the balance.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 81.7%, short-term borrowings accounted for 3.9% and long-term debt accounted for 8.3% as of March 31, 2015. Our short-term borrowings, comprised primarily of money market borrowings, increased by Rs. 63.4 billion from Rs. 150.8 billion as of March 31, 2014 to Rs. 214.2 billion as of March 31, 2015 and our long-term debt increased by 15.9% from Rs. 395.2 billion as of March 31, 2014 to Rs. 457.9 billion as of March 31, 2015.

Accrued interest payable increased by Rs. 5.0 billion from Rs. 27.7 billion as of March 31, 2014 to Rs. 32.7 billion as of March 31, 2015. This increase was primarily on account of interest accrued on our subordinated debt borrowings and deposits.

Accrued expenses and other liabilities decreased by 28.0% from Rs. 348.7 billion as of March 31, 2014 to Rs. 250.9 billion as of March 31, 2015 primarily because of a decrease in derivatives from Rs. 124.2 billion as of March 31, 2014 to Rs. 71.8 billion as of March 31, 2015. This was largely attributable to a decrease in the mark-to-market losses from forward exchange contracts and accounts payable.

Pursuant to shareholder and regulatory approvals, on February 10, 2015, we concluded a qualified institutions placement of 18,744,142 equity shares at a price of Rs. 1,067 per equity share aggregating approximately Rs. 20 billion and an American depository receipt (ADR) offering of 22,000,000 ADRs (representing 66,000,000 equity shares) at a price of USD 57.76 per ADR, aggregating approximately US$ 1.3 billion. As a result of these issuances, the shareholders’ equity increased by Rs. 97.2 billion, net of share issue expenses of Rs. 1.5 billion. Shareholders’ equity further increased on exercise of 22,700,740 stock options by employees and an increase in our retained earnings and accumulated other comprehensive income (primarily on account of mark-to-market gains on available for sale securities).

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum common equity tier I ratio of 5.5%, a minimum total tier I capital ratio of 7.0% and a minimum total capital ratio of 9.0% as of March 31, 2015.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2014 and March 31, 2015 are as follows:

	As of March 31,
	2014		2015		2015
	(in millions, except percentages)
Tier 1 capital	Rs.	406,545.2	Rs.	577,220.7	US$	9,263.7
Tier 2 capital		148,555.5		132,442.2		2,125.5
Total capital	Rs.	555,100.7	Rs.	709,662.9	US$	11,389.2
Total risk weighted assets and contingents	Rs.	3,453,008.5	Rs.	4,226,699.2	US$	67,833.4
Capital ratios of the Bank:
Tier 1		11.77		13.66%		13.66%
Total capital		16.07		16.79%		16.79%
Minimum capital ratios required by the RBI:
Tier 1		6.50		7.00%		7.00%
Total capital		9.00		9.00%		9.00%

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 12.1 billion in fiscal 2016. This budgeted amount includes Rs. 4.5 billion to expand our branch and back office network, Rs. 0.5 billion to expand our ATM network, Rs. 5.0 billion to upgrade and expand our hardware, data center, network and other systems and the balance primarily to add new equipments in and expand our existing premises, to relocate our branches and back-offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

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

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2015, together with the fair values on each reporting date:

	As of March 31, 2015
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs	2,210,332.2	Rs.	6,959.2	Rs.	7,289.0	Rs.	(329.8)	US$	35,473.2	US$	(5.3)
Forward rate agreements		8,098.5		2.5		2.6		(0.1)		130.0		—
Currency options		144,827.2		952.5		1,062.1		(109.6)		2,324.3		(1.8)
Currency swaps		70,521.8		4,225.2		3,093.3		1,131.9		1,131.8		18.2
Forward exchange contracts		6,740,520.9		60,276.3		60,320.5		(44.2)		108,177.2		(0.7)
Total	Rs	9,174,300.6	Rs.	72,415.7	Rs.	71,767.5	Rs.	648.2	US$	147,236.5	US$	10.4

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

	As of March 31,
	2014		2015		2015
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	161,259.8	Rs.	160,779.8	US$	2,580.3
Performance guarantees		88,204.3		114,906.3		1,844.1
Documentary credits		192,095.2		279,900.5		4,492.1
Total	Rs.	441,559.3	Rs.	555,586.6	US$	8,916.5

Guarantees and documentary credits outstanding increased by 25.8% to Rs. 555.6 billion as of March 31, 2015 from Rs. 441.6 billion as of March 31, 2014 principally due to growth in our trade finance business.

Loan Sanction Letters

In some cases we issue sanction letters to customers indicating our intent to provide new loans. The amount of loans referred to in these letters that have not yet been made was Rs. 628.1 billion as of March 31, 2015. On request, we disburse these loans subject to the customer’s creditworthiness at that time and at interest rates in effect on the date the loans are made. We are not obligated to make these loans, and the sanctions are subject to periodic review. See also Note 24 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2015 by expected settlement period.

Contractual Obligations

	Payments due by period, as of March 31, 2015
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs.	175,849.0	Rs.	12,020.0	Rs.	4,150.0	Rs.	13,000.0	Rs.	146,679.0
Other long term debt		282,085.4		27,693.0		195,495.1		28,897.3		30,000.0
Operating leases(a)		55,028.8		8,070.8		15,082.6		11,655.7		20,219.7
Short-term borrowings		214,191.9		214,191.9		—		—		—
Securities sold under repurchase agreements		50,000.0		50,000.0		—		—		—
Unconditional purchase obligations (b)		3,260.4		3,260.4		—		—		—
Total	Rs.	780,415.5	Rs.	315,236.1	Rs.	214,727.7	Rs.	53,553.0	Rs.	196,898.7

(a)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipments.
(b)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2015. See “—Note 27—Commitments and contingencies” of the audited consolidated financial statements.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange contracts and derivative contracts.

We have recognized a liability of Rs. 1.5 billion as of March 31, 2015 as required by FASB ASC 460-10. Based on historical trends and as required by FASB ASC 450, we have recognized a liability of Rs. 1.0 billion as of March 31, 2015.

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

The residual maturities of the above commitments as of March 31, 2015 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2015
	Total amounts Committed		Less than 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary credits	Rs.	279,900.5	Rs.	275,760.8	Rs.	3,816.9	Rs.	318.4	Rs.	4.4
Guarantees		275,686.1		166,556.3		89,245.3		14,381.4		5,503.1
Derivatives*		9,174,300.6		7,634,951.1		954,003.4		487,688.9		97,657.2
Total	Rs.	9,729,887.2	Rs.	8,077,268.2	Rs.	1,047,065.6	Rs.	502,388.7	Rs.	103,164.7

*	Denotes notional principal amounts.

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

Our exposures to our ten largest borrowers as of March 31, 2015, computed as per RBI guidelines, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2015:

	March 31, 2015
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure	Total Exposure
	(in millions)
Borrower 1	NBFC / Financial Intermediaries	Rs.	122,505.0	Rs.	290.5	Rs.122,795.5	US$	1,970.7
Borrower 2	Coal & Petroleum Products		25,516.9		55,571.8	81,088.7		1,301.4
Borrower 3	Coal & Petroleum Products		22,117.2		50,000.0	72,117.2		1,157.4
Borrower 4	NBFC / Financial Intermediaries		65,000.0		16.3	65,016.3		1,043.4
Borrower 5	Iron and Steel		23,919.4		21,789.0	45,708.4		733.6
Borrower 6	Automobile & Auto Ancillary		38,545.2		2,068.5	40,613.7		651.8
Borrower 7	Non-ferrous Metals		496.1		34,598.7	35,094.8		563.2
Borrower 8	NBFC / Financial Intermediaries		35,000.0		—	35,000.0		561.7
Borrower 9	Telecom		15,512.9		15,134.6	30,647.5		491.9
Borrower 10	Engineering		15,338.0		15,127.9	30,465.9		488.9

As of March 31, 2015, our exposure to our ten largest borrowers was, for each such borrower, equal to or more than 5% of our capital funds, which was mainly comprised of large credit facilities to these borrowers. Of the total exposure to these ten borrowers, approximately 41% was secured by collateral.

Our top single customer exposure is to a financial institution that was established by an act passed by the Indian Parliament for agricultural and rural development. Our exposure to the said organization is in the nature of placements made to comply with the extant RBI guidelines on shortfall in directed lending sub-limits. The regulatory ceiling prescribed by RBI is not applicable to exposures to this organization.

There were no exposures that exceeded the regulatory ceiling established by RBI.

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counter parties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2015, our aggregate country risk exposure was less than 4% of our total assets and our net funded exposure to any other country did not exceed 1% of our total assets. The level of our exposure to countries in Europe (primarily in the nature of commercial credits) which has been impacted by the sovereign debt crisis is not significant; it aggregates to 0.03% of our total assets.

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

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•	Phishing: We identify phishing sites and trojans targeting our customers and then shut down such sites. Forensic information such as customers details which may have been compromised are retrieved from such sites and acted upon. We have implemented Secure Access which provides an additional layer of security beyond customer id and password for internet banking transactions. This system evaluates every transaction based on our risk model and helps us determine whether the incumbent transaction is a genuine one or suspicious. Should the transaction be deemed suspicious, the system has the option of either declining the transaction or asking for additional authentication. As a practice, we send awareness mails to our customers educating them about phishing and the measures that they need to take to protect themselves in falling prey to it.

•	Hacking and Data Theft: We have implemented firewalls and Intrusion Prevention System at the perimeter of our network to block any attempts made to hack or intrude into our network. Our 24 by 7 Security Operations Center analyzes logs of its perimeter defenses to identify any attempts made to intrude into our network. We have an incident management process to ensure that in the event of any incident, relevant stakeholders are made aware of what their role is in resolving the incident. We also test our internet facing infrastructure and applications for vulnerability. Any vulnerability thus identified is remediated in a time bound manner. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence.

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

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (Articles) provide that until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three nor more than 15, excluding directors appointed pursuant to the terms of issued debt. Our Board of Directors consisted of 11 members as of March 31, 2015.

As per the Companies Act, at least two-thirds of our non-independent directors are required to retire by rotation, with one-third of these retiring at each annual general meeting. However, any retiring director may be re-appointed by resolution of the shareholders. Companies are required to have at least one director who has stayed in India for at least 182 days in the previous calendar year (i.e. an Indian resident).

Under the terms of our Articles, our promoter, Housing Development Finance Corporation Limited (HDFC Limited), has a right to nominate two directors who are not required to retire by rotation to our Board, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20% of our paid-up equity share capital. The two directors so nominated by HDFC Limited currently are the Chairperson and the Managing Director of the Bank.

The Banking Regulation Act requires that not less than 51% of the board members shall have special knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Out of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and the rural economy, co-operation or small-scale industry. On March 31, 2015, the Bank appointed Mr. Malay Patel, who has special knowledge and experience in small scale industry, as a director in place of Mr. Vijay Merchant, who ceased to hold office as director on attaining 70 years of age.

Mrs. Shyamala Gopinath, who was appointed as the part-time Non-Executive Chairperson of the Bank for a period of three years, assumed office with effect from January 2, 2015. The appointment of Mrs. Gopinath as Non-executive Chairperson has been approved by the shareholders as well as the Reserve Bank of India (RBI).

Mr. Paresh Sukthankar was elevated to the position of Deputy Managing Director by the Board pursuant to a resolution dated December 24, 2013 passed by the Board of Directors. The RBI has, pursuant to its letter dated June 13, 2014, approved his appointment as Deputy Managing Director for a period of three years from June 13, 2014.

Mr. Kaizad Bharucha was appointed as an additional director by the Board and designated as an Executive Director in the whole time employment of the Bank pursuant to a resolution passed by the Board of Directors on December 24, 2013. The RBI has, pursuant to its letter dated June 13, 2014, approved his appointment as Executive Director for a period of three years from June 13, 2014.

Interested directors may not vote at board proceedings, except in relation to contracts or arrangement with a company in which that director (or two or more directors together) hold not more than 2% of the paid up share capital.

None of our directors or members of our senior management holds 1.0% or more of our equity shares.

Our Board of Directors, as of March 31, 2015, comprised of:

Name	Position	Age
Mrs. Shyamala Gopinath	Chairperson	66
Mr. Anami N. Roy	Non-Executive Director	65
Mr. Bobby Parikh	Non-Executive Director	51
Mr. Keki Mistry	Non-Executive Director	61
Dr. Pandit Palande[1]	Non-Executive Director	54
Mr. Partho Datta	Non-Executive Director	66
Mrs. Renu Karnad	Non-Executive Director	62
Mr. Malay Patel[2]	Non-Executive Director	38
Mr. Aditya Puri	Managing Director	64
Mr. Paresh Sukthankar	Deputy Managing Director	52
Mr. Kaizad Bharucha	Executive Director	49

[1]	Dr. Pandit Palande ceased to be a Director with effect from April 24, 2015.
[2]	Mr Malay Patel was appointed as Director with effect from March 31, 2015.

The following are brief biographies of our directors:

Mrs. Shyamala Gopinath is the part-time Non-Executive Chairperson of the Bank. She holds a master’s degree in Commerce and is a Certified Associate of the Indian Institute of Bankers. She has 39 years of experience in financial sector policy formulation in different capacities at the RBI. As Deputy Governor of the RBI for seven years and member of the RBI’s board of directors, she guided and influenced national policies in diverse areas of financial sector regulation and supervision, the development and regulation of financial markets, capital account management, management of government borrowings, foreign exchange reserves management and payment and settlement systems. During 2001 to 2003, she worked as senior financial sector expert in the then Monetary Affairs and Exchange Department of the International Monetary Fund (Financial Institutions Division). She also participated in Financial Sector Assessment Program missions to Tanzania, Nigeria, Hungary and Poland. She was actively involved in managing India’s balance of payments crisis in 1991, the fall out of the Asian and the Russian crises and the recent financial crisis in the Indian financial system. She assisted the Narasimhan Committee on Financial Sector Reforms, chaired the Committee on Holding Companies and the Government Committee on Comprehensive Review of National Small Savings Fund. She has been RBI’s nominee on a few public sector banks and financial institutions and handled the Uruguay Round negotiations on Financial Services between 1994-97. She served as Chairperson of the Advisory Board on Bank, Commercial and Financial Frauds for two years from 2012 to 2014. She is currently independent director of Tata Elxsi Limited (TEL), Gas Authority of India Limited (GAIL), E.I.D-Parry (India) Limited (E.I.D-Parry), NDDB Dairy Services Ltd (a not-for profit company), Vodafone India Limited and Grassroots Trading Network (a not-for-profit company registered under section 25 of the Companies Act) and an additional director (non-executive and independent) of Colgate-Palmolive (India) Limited. She is an independent Non-Executive member of the EY Global Governance Council. She is also the Chairperson of the Corporate Bonds and Securitisation Advisory Committee of SEBI.

Mr. Anami N. Roy is an independent Non-Executive Director of the Bank. He holds master’s degrees in Arts and Philosophy and is a distinguished retired civil servant. During his long career of 38 years in the Indian Police Service, he held a range of assignments both in the state of Maharashtra and for the Government of India, including Commissioner of Police, Mumbai and Director General of Police, Maharashtra before retiring in 2010. His areas of specialization include policy planning, budget, recruitment, training and other finance and administrative functions in addition to operational matters. Mr. Roy was instrumental in introducing technology solutions in the Indian police force, for example, in relation to citizen facilitation. He also held the position of Director General of the Anti-Corruption Bureau, in which capacity he initiated a policy document on vigilance matters for the Government of Maharashtra. Mr. Roy has wide knowledge and experience of security and intelligence matters at the state and national levels. Having handled multifarious field and staff assignments, Mr. Roy has extensive experience in functioning of the Government at various levels and of problem solving. Mr. Roy is a director on the boards of India Ventures Advisors Pvt Ltd, Glaxo SmithKline Pharmaceuticals Limited, Mayar Infrastructure Development Private Limited, The Skills Academy Private Limited and Bharat Heavy Electricals Limited. He is the Chairman of Vandana Foundation, a non-profit company in terms of the provisions of section 8 of the Companies Act, 2013.

Mr. Bobby Parikh is an independent Non-Executive Director of the Bank. He holds a bachelor’s degree in Commerce from Mumbai University and qualified as a Chartered Accountant in 1987. Mr. Parikh is a Senior Partner with BMR & Associates LLP and leads its financial services practice. Prior to joining BMR & Associates LLP, he was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner, until the Andersen practice combined with that of Ernst &Young in June 2002. Over the years, Mr. Parikh has had extensive experience in advising clients across a range of industries. An area of focus for Mr. Parikh has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India’s policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Mr. Parikh has led teams that have advised clients in the areas of entry strategy (multinational companies into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Mr. Parikh works closely with regulators and policy formulators, in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Mr. Parikh led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young, and has advised a number of banking groups, investment banks, brokerage houses, fund managers and other financial services intermediaries in establishing operations in India, mergers and acquisitions and in developing structured financial products, besides providing tax and business advisory and tax reporting services at Ernst & Young. Mr. Parikh has been a member of a number of trade and business associations and their management or other committees, as well as on the advisory or executive boards of non-governmental and not-for-profit organizations. Mr. Parikh is a Director of BMR Business Solutions Private Limited, Tax and Advisors Private Limited, BMR Advisors Pte Limited, BMR Global Services Private Limited, Aviva Life Insurance Company India Limited, Green Infra Limited, Green Infra Wind Ventures Limited, Indostar Capital Finance Limited, Birla Sun Life AMC Limited and a designated partner of BMR & Associates LLP. He is one of the financial experts on the Audit Committee of the Board.

Mr. Keki Mistry is a Non-Executive Director of the Bank. He has obtained a bachelor’s degree in Commerce from the University of Mumbai. He is also a Fellow Member of the Institute of Chartered Accountants of India (ICAI). Mr. Mistry started his career with The Indian Hotels Company Limited. In 1981, Mr. Mistry joined HDFC Limited. He was inducted on to the board of directors of HDFC Limited as an Executive Director in 1993 and is currently the Vice Chairman & Chief Executive Officer of HDFC Limited. Mr. Mistry is also a Director on the Board of Directors of HDFC Asset Management Company Limited, HDFC Standard Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, GRUH Finance Limited, Sun Pharmaceutical Industries Limited, Greatship (India) Limited, Torrent Power Limited and HCL Technologies Limited. Mr. Mistry is also member on the India Advisory Board at Price Waterhouse Coopers and Director of Griha Investments, Mauritius, CDC Group, London, Griha Pte Ltd, Singapore and the H T Parekh Foundation.

Dr. Pandit Palande has served as a Non-Executive Director of the Bank until April 23, 2015. He holds a Ph.D. in Business Administration and has completed an advanced course in Management at Oxford University and Warwick University in the United Kingdom. Dr. Palande has been working as a director of the School of Commerce and Management for 20 years in Yashwantrao Chavan Maharashtra Open University (YCMOU). Dr. Palande is a former Pro-Vice Chancellor of YCMOU. Dr. Palande has extensive experience working in the fields of business administration, management and agriculture. Presently, Dr. Palande is the Vice Chancellor of BRA Bihar University, Muzaffarpur. Dr. Palande is not a member of the board of directors of any other company.

Mr. Partho Datta is an independent Non-Executive Director of the Bank. He is an Associate Member of the ICAI. He joined Indian Aluminum Company Limited (INDAL) and was with INDAL and its parent company in Canada for 25 years and held positions as Treasurer, Chief Financial Officer and Director Finance during his tenure. Thereafter, he joined the Chennai based Murugappa Group as the head of Group Finance and was a member of the Management Board of the Group, as well as director in several Murugappa Group companies. Post-retirement from the Murugappa Group, Mr. Datta was an advisor to the Central Government appointed board of directors of Satyam Computers Services Limited during the restoration process and has also been engaged in providing business/strategic and financial consultancy on a selective basis. Mr. Datta is a director of Peerless Funds Management Company Limited, IRIS Business Services Limited, Endurance Technologies Private Limited and Peerless General Finance and Investment Company Limited. Mr. Datta has extensive experience in various Financial and Accounting matters including financial management, investor relations, foreign exchange risk management, international financing, international tax, mergers and acquisitions and strategic planning. Mr. Datta is one of the financial experts on the Audit Committee of the Board.

Mrs. Renu Karnad is a Non-Executive Director of the Bank. She is a law graduate from University of Mumbai and also holds a Master’s Degree in Economics from Delhi University. She is a Parvin Fellow-Woodrow Wilson School of International Affairs, Princeton University, U.S.A. Mrs. Karnad is a Director on the Board of Directors of BOSCH Limited, GRUH Finance Limited, HDFC Limited, HDFC Asset Management Company Limited, HDFC ERGO General Insurance Company Limited, HDFC Standard Life Insurance Company Limited, Indraprastha Medical Corporation Limited, EIH Limited, ABB India Limited, Feedback Infrastructure Services Private Limited, Lafarge India Private Limited, H T Parekh Foundation, HDFC PLC, Maldives, WNS Holdings Limited, HIREF International LLC, HIREF International Fund II Pte Limited and HIF International Fund Pte Limited.

Mr. Malay Patel is a Non-Executive Director of the Bank. He holds a degree in Engineering (Mechanical) from Rutgers University and an A.A.B.A. in business from Bergen Community College. He is a director on the Board of Eewa Engineering Company Private Limited, a company in the plastics/packaging industry with exports to more than 50 countries. He has been involved in varied roles, such as export/import, procurement, sales and marketing with Eewa Engineering Company Private Limited. Mr. Patel has special knowledge and practical experience in matters relating to small scale industries in terms of Section 10-A (2a) of the Banking Regulation Act, 1949.

Mr. Aditya Puri is the Managing Director of the Bank. He holds a bachelor’s degree in Commerce from Punjab University and is an Associate Member of the Institute of Chartered Accountants of India (ICAI). Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. Mr. Puri has been the Managing Director of the Bank since September 1994. He has nearly 40 years of experience in the banking sector in India and abroad. Mr. Puri is not a director of any other company in India.

Mr. Paresh Sukthankar is the Deputy Managing Director of the Bank. Mr. Sukthankar is a Commerce Graduate from Mumbai University. He holds a master’s degree in Management Studies from Jamnalal Bajaj Institute, Mumbai, and has completed the Advanced Management Program from Harvard Business School. Mr. Sukthankar has been with the Bank since its inception in 1994. Mr. Sukthankar has direct or supervisory responsibilities for the Bank’s Credit and Risk Management, Finance and Human Resources functions and for various strategic initiatives of the Bank. Prior to joining the Bank, Mr. Sukthankar worked in Citibank for around nine years in various departments, including corporate banking, risk management, financial control and credit administration. He has been a member of various committees formed by the RBI and Indian Banks’ Association. Mr. Sukthankar is not a director of any other company in India.

Mr. Kaizad Bharucha is an Executive Director in the whole time employment of the Bank. Mr. Bharucha holds a bachelor’s degree in Commerce from the University of Mumbai. Prior to his appointment as Executive Director, Mr. Bharucha has served as Group Head-Wholesale Banking responsible for Corporate Banking, Emerging Corporate Group, Business Banking, Capital Markets Business, Agri Lending and Department for Special Operations. He has also served as Group Head-Credit & Market Risk and was assigned responsibilities in respect of the entire gamut of Risk Management activities in the Bank; namely Credit Risk, Market Risk, Collections, Risk Intelligence and control functions. Mr. Bharucha has a rich experience of 27 years in the Banking and Financial sector and has been associated with the Bank since 1995. Prior to joining the Bank, Mr. Bharucha worked in SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. Mr. Bharucha has represented the Bank as a member of the working group constituted by the RBI to examine the role of Credit Information Bureau and on the Sub-Committee with regard to adoption of Basel II guidelines. Mr. Bharucha is a director on the board of directors of HDB Financial Services Limited and HBL Global Private Limited. He was earlier a director on the board of directors of International Asset Reconstruction Company Private Limited.

Senior Management

As of March 31, 2015, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	64
Mr. Paresh Sukthankar	Deputy Managing Director	52
Mr. Kaizad Bharucha	Executive Director	49
Mr. Abhay Aima	Head, Equities and Private Banking, Third Party Products and NRI Banking	53
Mr. Anil Jaggia	Head, Information Technology, Legal and Secretarial, QIG, Administration, Infrastructure and Sustainable Livelihood Initiative	53
Mr. Anil Nath	Head, Business Banking, Agri and Correspondent Banking	62
Mr. Ashish Parthasarthy	Head, Treasury	47
Mr. Bhavesh Zaveri	Head, Operations	49
Mr. Chakrapani Venkatachari	Head, Internal Audit and Vigilance	51
Mr. Deepak Maheshwari	Head, Wholesale Credit	60
Mr. Jimmy Tata	Chief Risk Officer	48
Mr. Navin Puri	Head, Branch Banking	56
Mr. Rahul N. Bhagat	Head, Retail Liabilities and Marketing	51
Mr. Rajender Sehgal	Head, Financial Institutions Group and Custody	59
Mr. Rakesh Singh	Head, Investment Banking, Capital & Commodity Markets	46
Mr. Sashidhar Jagdishan	Chief Financial Officer	50

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Abhay Aima is a graduate of the National Defense Academy. Mr. Aima is the Head of Equities, Private Banking and Third Party Products of the Bank. He is also in charge of Non Resident Indian and International Consumer Banking. Mr. Aima serves as a director of Raab Investment Private Limited, HDFC Securities Limited and Bluechip Corporate Investment Centre Limited.

Mr. Anil Jaggia an engineer from IIT, Kanpur and a graduate from IIM Ahmedabad has strong credentials and brings with him 28 years of rich experience across a wide spectrum of financial services. He started his career with Citibank at Kolkata, Mumbai, Singapore, New York and Chicago where he worked for over 18 years. Mr. Jaggia held the position of Head-Forex & Derivatives as his last assignment with Citibank in India. Before joining the Bank he was Chief Operating Officer at Centurion Bank of Punjab Limited since 2004, for four years. As part of the Bank’s management team, he also played an important role in the successful mergers of Bank of Punjab with Centurion Bank; Lord Krishna Bank with Centurion Bank of Punjab and Centurion Bank of Punjab with the Bank. After the merger with the Bank, Mr. Jaggia has taken over as CIO of the Bank. He holds additional responsibility for Sustainable Livelihood Initiatives (SLI), Quality Initiative Group, Legal and Secretarial, Administration and Infrastructure.

Mr. Anil Nath holds a master’s degree in Business Administration from the University of Punjab and is a Certified Associate of the Indian Institute of Bankers. Mr. Nath has been with the Bank since 1995 and currently heads Business Banking, Agri and Correspondent Banking of the Bank. He has over 35 years of experience in banking, having worked with State Bank of India and Times Bank Limited prior to joining the Bank in 1995.

Mr. Ashish Parthasarthy holds a bachelor’s degree in Engineering from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management, Bangalore. He has over 20 years of experience in the interest rate and currency markets and holds the position of Head Treasury at the Bank.

Mr. Bhavesh Zaveri holds a master’s degree in Commerce from the University of Mumbai and is a Certified Associate of the Indian Institute of Bankers. Mr. Zaveri has been with the Bank since 1998, and currently heads wholesale banking operations and cash management products of the Bank. Mr. Zaveri is a director on the board of the National Payment Corporation of India Limited (NPCI), The Clearing Corporation of India Limited, SWIFT Global Board and a member of the Technical Advisory Committee and Management Committee of NPCI.

Mr. Chakrapani Venkatachari is a member of the Institute of Company Secretaries of India, New Delhi and is a Certified Associate of the Indian Institute of Bankers. Mr. Chakrapani heads the Internal Audit and Vigilance function of the Bank and he has been with the Bank since 1994. Prior to joining the Bank, Mr. Chakrapani worked with Standard Chartered Bank where he was responsible for audit and review of all activities in the Western Region for Operations, Trade Services, Credit Cards, Forex and Credit.

Mr. Deepak Maheshwari holds a bachelor’s degree in Commerce from The University of Rajasthan and is a Certified Associate of the Indian Institute of Bankers. Mr. Maheshwari heads the Wholesale Credit Risk function of the Bank and he has been with the Bank since 1996. Prior to joining the Bank, Mr. Maheshwari was Vice President (Credit) of the State Bank of India (SBI) where he was responsible for control over the entire credit and investment portfolio of the Bank’s Canadian subsidiary. He was associated with SBI for 21 years.

Mr. Jimmy Tata holds a master’s degree in Financial Management from the University of Mumbai and is a qualified Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India, Hyderabad. He has over 20 years of work experience and has been with the Bank since 1994. He is currently the Chief Risk Officer of the Bank.

Mr. Navin Puri holds a bachelor’s degree in Commerce from Calcutta University and is a member of the Institute of Chartered Accountants of India. He also received a master’s degree in Business Administration from Texas University, U.S.A. Mr. Puri has over 19 years of banking experience. He has been with the Bank since 1999. He currently heads the Retail Branch Banking business, and is also the Business Head for Retail Current Accounts of the Bank.

Mr. Rahul N. Bhagat holds a bachelor’s degree (with honors) in Arts in History from St. Stephen’s College, Delhi University and a master’s degree in International Affairs from the College of William & Mary, Virginia, USA. He has over 19 years of experience in consumer banking, having worked with ANZ Grindlays Bank and Bank of America prior to joining the Bank in 1999. Mr. Bhagat heads the Retail Liabilities, Marketing, High Net-Worth and Direct Channels businesses in the Bank.

Mr. Rajender Sehgal holds a master’s degree in Business Administration from Delhi University with specialization in Financial and Marketing Management. He has nearly 36 years of experience in industrial finance credit and international banking. Mr. Sehgal was employed by SBI prior to joining the Bank. He has been with the Bank since 1998 and currently heads Financial Institutions Group and Custody of the Bank.

Mr. Rakesh Singh holds a bachelor’s degree from St. Xavier’s College Ranchi and Hansraj College, Delhi. He also holds a post graduate diploma in business management from Institute of Management Technology, Ghaziabad. He has over 21 years of experience in debt and equity capital markets, structured finance, leveraged finance, debt restructuring and managing proprietary investments. Prior to joining the Bank in 2011, he has worked with ANZ Investment Bank, Standard Chartered Bank, Morgan Stanley and Rothschild. He has led successful capital raisings for several Indian corporate houses and financial institutions and currently heads the Investment Banking, Capital & Commodity Markets business within the Bank.

Mr. Sashidhar Jagdishan holds a bachelor’s degree in Physics from the University of Mumbai and a master’s degree in Economics of Money, Banking and Finance from the University of Sheffield, United Kingdom. He is also a Chartered Accountant of the ICAI. He has been with the Bank since 1996 and is the Chief Financial Officer of the Bank.

Corporate Governance

Audit Committee

The Audit Committee of the Bank, as of March 31, 2015, had Mrs. Shyamala Gopinath, Dr. Pandit Palande, Mr. Partho Datta and Mr. Bobby Parikh as its members. The Committee is chaired by Mrs. Shyamala Gopinath. This Committee met eight times during fiscal 2015.

The terms of reference of the Audit and Compliance Committee are in accordance with Clause 49 of the Listing Agreement entered into with the Indian Stock Exchanges, and include the following:

a.	Overseeing the Bank’s financial reporting process and ensuring correct, adequate and credible disclosure of financial information;

b.	Recommending appointment and removal of external auditors and the fixing of their fees;

c.	Reviewing with management the annual financial statements before submission to the Board with special emphasis on accounting policies and practices, compliance with accounting standards and other legal requirements concerning financial statements;

d.	Reviewing the adequacy of the Audit and Compliance functions, including their policies, procedures, techniques and other regulatory requirements; and

e.	Any other terms of reference as may be included from time to time in Clause 49 of the Listing Agreement with the Indian Stock Exchanges.

The Board has also adopted a charter for the Audit Committee in connection with certain U.S. regulatory standards as the Bank’s securities are also listed on the New York Stock Exchange.

Nomination and Remuneration Committee:

The Nomination and Compensation Committees were amalgamated to form the Nomination and Remuneration Committee for recommending the appointment of directors on the Board of the Bank and to review the overall compensation structure and policies of the Bank. The Nomination and Remuneration Committee scrutinizes the nominations of the directors with reference to their qualifications and experience, for identifying ‘Fit and Proper’ persons, to assess competency of the persons and to review compensation levels of the Bank’s employees vis-à-vis other banks and the banking industry in general.

The following are the criteria to assess competency of the persons nominated:

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

The Bank’s compensation policy provides a fair and consistent basis for motivating and rewarding employees appropriately according to their job profile/role size, performance, contribution, skill and competence.

Mrs. Shyamala Gopinath, Dr. Pandit Palande, Mr. Partho Datta and Mr. Bobby Parikh were the members of the Committee as of March 31, 2015. Mr. Bobby Parikh is the Chairman of the Committee.

All the members of the Nomination and Remuneration Committee are independent directors. The Committee held two meetings during the year.

Before the amalgamation of the Committees in September 2014, the Nomination Committee of the Bank, which had Mr. C. M. Vasudev, Mr. Partho Datta and Dr. Pandit Palande as its members met twice during the year and the Compensation Committee of the Bank, which had Mr. C. M. Vasudev, Mr. Partho Datta, Dr. Pandit Palande and Mr. Bobby Parikh as its members held three meetings during the year.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee, earlier named as the Investor Grievance (Share) Committee approves and monitors transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotment of shares to the employees on exercise of stock options granted under the various Employees Stock Option Schemes which are made in terms of the powers delegated by the Board in this regard, are placed before the Committee for ratification. The Committee also monitors redressal of complaints from shareholders relating to matters such as the transfer of shares, non-receipt of our annual report and dividends.

The Committee, as of March 31, 2015, consisted of Mr. Anami N. Roy, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Committee is chaired by Mr. Anami N. Roy. The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the Committee. Mr. Sanjay Dongre, Executive Vice President (Legal), the Company Secretary of the Bank is the Compliance Officer responsible for expediting the share transfer formalities.

As on March 31, 2015, 36 instruments of transfer for 9,745 equity shares were pending for transfer and these have since been processed. The details of the transfers are reported to the Board from time to time.

During the year ended March 31, 2015, 2,886 complaints were received from the shareholders. The Bank had attended to all the complaints. Three complaints remained pending as of March 31, 2015. In addition, 6,803 letters were received from shareholders relating to change of address, nomination requests, updates to email and other contact details, updates to the IFSC/MICR code, ECS/NECS mandates, claims of shares from the unclaimed suspense account, queries relating to our annual reports, sub-division of shares of face value of Rs. 10 each into shares of face value of Rs. 2 each, amalgamations, requests for revalidation of dividend warrants and other investor related matters. We have also responded to these letters. The Committee met five times during the year.

Risk Policy and Monitoring Committee

The Risk Policy and Monitoring Committee has been formed as per RBI guidelines on Asset Liability Management / Risk Management Systems. The Committee develops the Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified.

The Committee, as of March 31, 2015, consisted of Mrs. Renu Karnad, Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Committee is chaired by Mrs. Renu Karnad and held five meetings during the year.

Credit Approval Committee

The Credit Approval Committee approves credit exposures, which are beyond the powers delegated to executives of the Bank. This facilitates quick response to the needs of the customers and speedy disbursement of loans. The Committee, as of March 31, 2015, consisted of Mr. Bobby Parikh, Mr. Keki Mistry, Mr. Aditya Puri and Mr. Kaizad Bharucha. The Credit Approval Committee met nine times during fiscal 2015.

Premises Committee

The Premises Committee approves purchases and leasing of premises for the use of the Bank’s branches, back offices, ATMs and residence of executives in accordance with the guidelines laid down by the Board. As of March 31, 2015, Mrs. Renu Karnad, Dr. Pandit Palande and Mr. Aditya Puri were the members of the Committee. The Premises Committee met six times during fiscal 2015.

Fraud Monitoring Committee

Pursuant to the directions of the RBI, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs. 10 million and above. The objectives of the Fraud Monitoring Committee are the effective detection of frauds and immediate reporting of the frauds and actions taken against the perpetrators of frauds to the concerned regulatory and enforcement agencies. The terms of reference of the Fraud Monitoring Committee are as under:

a.	identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

b.	identify the reasons for delay in detection, if any, and report to top management of the Bank and the RBI;

c.	monitor progress of investigation by the Central Bureau of Investigation/Police Authorities and recovery position;

d.	ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without any loss of time;

e.	review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls; and

f.	put in place other measures as may be considered relevant to strengthen preventive measures against frauds.

As of March 31, 2015, the members of the Committee were Mrs. Shyamala Gopinath, Dr. Pandit Palande, Mr. Partho Datta, Mr. Anami N. Roy, Mr. Keki Mistry and Mr. Aditya Puri. The Committee met four times during the year.

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

As of March 31, 2015, the members of the Committee were Mrs. Shyamala Gopinath, Dr. Pandit Palande, Mr. Anami N. Roy, Mr. Keki Mistry and Mr. Aditya Puri. The Committee met four times during the year.

Corporate Social Responsibility (CSR) Committee

The Board has constituted a CSR Committee with the following terms of reference:

a.	to formulate the Bank’s CSR strategy, policy and goals;

b.	to monitor the Bank’s CSR policy and performance;

c.	to review the CSR projects/initiatives from time to time;

d.	to ensure legal and regulatory compliance with respect to CSR; and

e.	to ensure reporting and communication to stakeholders on the Bank’s CSR.

As of March 31, 2015, the members of CSR Committee were Mrs. Renu Karnad, Mr. Partho Datta, Mr. Bobby Parikh, Mr. Aditya Puri and Mr. Paresh Sukthankar. Four meetings of the CSR Committee were held during fiscal 2015.

Review Committee for Willful Defaulters’ Identification:

On January 28, 2015, the Board constituted a Review Committee for Willful Defaulters Identification to review the orders passed by the Committee of Executives for Identification of Willful Defaulters and provide the final decision with regard to identified willful defaulters. As of March 31, 2015, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh, Mr. Partho Datta and Mr. Anami N. Roy were the members of the Committee. The Committee is chaired by Mrs. Shyamala Gopinath, or Mr.Aditya Puri in her absence. No meetings of the Committee were held during the year.

Review Committee for Non-Cooperative Borrowers:

On March 31, 2015, the Board has constituted a Review Committee to review matters related to Non-Cooperative Borrowers, which are handled by the Internal Committee of Executives appointed for this purpose. Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh, Mr. Partho Datta and Mr. Anami N. Roy are the members of the Committee. The Committee is chaired by Mrs. Shyamala Gopinath, or Mr. Aditya Puri in her absence. No meetings of the Committee were held during the year.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

Our shareholders, have passed a special resolution through Postal Ballot pursuant to Section 180 (1)(c) of the Companies Act authorizing the Board of Directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed or to be borrowed from time to time (apart from acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by check, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed our aggregate of paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 200 billion over and above our aggregate paid-up capital and free reserves at any time.

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

At the 18th Annual General Meeting held on July 13, 2012, the shareholders of the Bank approved the re-appointment of our Managing Director for the period from April 1, 2013 to October 31, 2015 and also approved the revised salary/compensation and allowances of the Managing Director, with effect from April 1, 2013, subject to the approval of the RBI. The RBI has since approved the re-appointment of Mr. Aditya Puri as the Managing Director of the Bank for the period from April 1, 2013 to October 31, 2015 and the revision in his remuneration from April 1, 2013 onwards. The Board of Directors and the shareholders through resolutions passed by postal ballot have approved the appointment of Mr. Paresh Sukthankar as Deputy Managing Director and Mr. Kaizad Bharucha as Executive Director with effect from December 24, 2013. The RBI has approved both the aforementioned appointments for a period of three years each with effect from June 13, 2014.

At the 21st Annual General Meeting held on July 21, 2015, the shareholders of the Bank approved the re-appointment of Mr. Puri as the Managing Director of the Bank and also his revised salary/compensation and allowances, for a period of 5 years with effect from November 1, 2015, subject to the approval of and the prevailing guidelines/practice followed by the RBI.

For fiscal 2015, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Directors and members of our senior management was approximately Rs. 387.6 million. This remuneration includes basic salary, allowances, performance bonus, cash allowances in lieu of perquisites or taxable value of perquisites, if availed as computed as per Income-tax rules but excludes gratuity, provident fund settlement, superannuation settlement and perquisite on exercise of stock options.

Under our organizational documents, each director, except the Managing Director, Deputy Managing Director and Executive Directors, is entitled to sitting fees for attending each meeting of the Board of Directors or of a Board Committee. The amount of sitting fees is decided by the Board from time to time in accordance with applicable regulations prescribed by the Companies Act or the Government of India. Sitting Fees at the rate of Rs. 20,000 per meeting were paid for attending each meeting of the Board and various Committees except for Stakeholder’s Relationship Committee for which sitting fees at the rate of Rs. 10,000 per meeting were paid to the Directors during the period April 1, 2014 to December 31, 2014. Pursuant to the provisions of Companies Act, 2013 Directors are now paid sitting fees at the rate of Rs. 50,000 and Rs. 100,000 for attending Committee and Board meetings, respectively, with effect from January 2015.

We reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. Stock options have not been granted to Non-Executive Directors.

Mrs. Shyamala Gopinath, Chairperson, was paid remuneration of Rs. 0.74 million during fiscal 2015. Mrs. Shyamala Gopinath is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2015 to Mr. Aditya Puri, Managing Director, Mr. Paresh Sukthankar, Deputy Managing Director and Mr. Kaizad Bharucha, Executive Director are as follows:

Particulars	Aditya Puri		Paresh Sukthankar		Kaizad Bharucha
	(Rs. in million, except stock options)
Basic	27.4		14.6		6.2
Allowances and perquisites	18.2		13.7		10.4
Provident fund	3.3		1.8		0.7
Superannuation	4.1		2.2		0.9
Performance bonus	21.0	*	19.9	*	6.5
Number of stock options granted during the year	520,000		390,000		260,000

*	Includes bonus paid for earlier financial years in terms of RBI approval.

Note: Mr. C. M. Vasudev, who retired as Chairman from the close of business hours on August 26, 2014, was paid remuneration of Rs. 1.8 million during fiscal 2015 and was also paid sitting fees for attending Board and Committee meetings.

The Bank provides for gratuity in the form of a lump-sum payment on retirement or on death while in employment or on termination of employment of an amount equivalent to 15 days basic salary payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies for amounts notified by the said insurance companies. The Bank accounts for the liability for future gratuity benefits based on an independent external actuarial valuation carried out annually. Perquisites (evaluated as per Income Tax Rules wherever applicable and at actual cost to the Bank otherwise), such as the benefit of furnished accommodation, gas, electricity, water and furnishings, club fees, personal accident insurance, use of car and telephone at residence, medical reimbursement, leave and leave travel concession and retirement benefits, such as provident fund, superannuation and gratuity, are also provided.

The details of sitting fees paid to Non-Executive Directors during fiscal 2015 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mrs. Shyamala Gopinath[1]	700,000
Mr. C. M. Vasudev[2]	340,000
Mr. Keki Mistry	890,000
Mrs. Renu Karnad	930,000
Mr. Vijay Merchant[3]	280,000
Dr. Pandit Palande[4]	1,230,000
Mr. Partho Datta	1,310,000
Mr. Bobby Parikh	1,180,000
Mr. Anami N. Roy	730,000

[1]	Mrs Shyamala Gopinath assumed office as Chairperson with effect from January 2, 2015.
[2]	Mr C. M. Vasudev ceased to be a Director with effect from August 26, 2014.
[3]	Mr. Vijay Merchant ceased to be a Director with effect from October 4, 2014.
[4]	Dr. Pandit Palande ceased to be a Director with effect from April 24, 2015.

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 6.0 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.5 million per month are given in the Annexure to the Directors’ Report.

Other than our Chairperson, Managing Director, Deputy Managing Director and Executive Director, none of our directors has a service contract with us.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course within the Bank’s scheme, as is the case with employees of the Bank. This is within the provisions of local regulations. The below table provides the details of loans granted to our senior management as of March 31, 2015:

Name	Largest amount Outstanding since March 31, 2014	Amount outstanding as of March 31, 2015	Interest rate as of March 31, 2015	Nature of Loan
	(Rs. in million, except percentages)
Abhay Aima	6.20	6.05	10.15%	Housing Loan
Abhay Aima	0.32	0.21	5.00%	Personal Loan
Ashish Parthasarthy	6.47	5.36	10.15%	Housing Loan
Aditya Puri	5.00	5.00	10.15%	Housing Loan
Anil Nath	2.40	1.78	10.15%	Housing Loan
Anil Jaggia	20.00	20.00	10.15%	Housing Loan
Bhavesh Zaveri	0.58	0.57	5.00%	Personal Loan
Bhavesh Zaveri	7.50	7.38	10.15%	Housing Loan
Chakrapani Venkatachari	3.52	1.85	10.15%	Housing Loan
Chakrapani Venkatachari	0.17	0.07	5.00%	Personal Loan
Deepak Maheshwari	3.63	3.15	10.15%	Housing Loan
Jimmy Tata	0.60	0.49	5.00%	Personal Loan
Kaizad Bharucha	4.43	4.35	10.15%	Housing Loan
Navin Puri	6.12	5.76	10.15%	Housing Loan
Navin Puri	0.11	0.01	5.00%	Personal Loan
Rahul Bhagat	6.92	6.76	10.15%	Housing Loan
Rajender Sehgal	3.67	3.51	10.15%	Housing Loan
Rajender Sehgal	0.56	0.08	5.00%	Personal Loan
Sashidhar Jagdishan	6.20	6.08	10.15%	Housing Loan
Sashidhar Jagdishan	0.35	0.23	5.00%	Personal Loan

Employees Stock Options

Our shareholders approved plan ‘A’ in January 2000, plan ‘B’ in June 2003, plan ‘C’ in June 2005, plan ‘D’ in June 2007, plan ‘E’ in June 2010 and plan ‘F’ in June 2013 for the issuance of stock options to employees and directors of the Bank under the Employees Stock Option Schemes (ESOSs), namely ESOS-001 to ESOS-024. Under plan ‘A’, the option price is set as the average of the daily closing prices on the BSE Limited during the 60 days preceding the grant date. Under plan ‘B’, the option price is set as the closing prices on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans ‘C’, ‘D’, ‘E’ and ‘F’, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Compensation Committee has issued options under these plans several times since January 2000. The options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0% and 50.0% on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant and options granted under ESOS-16, ESOS-17 and ESOS-18 vest at the rate of 75.0% and 25.0% on each of the two successive anniversaries following the date of grant and ESOS-19, ESOS-20, ESOS-21, ESOS-22, ESOS-23 and ESOS-24 vest at the rate of 40.0%, 30.0% and 30.0% on each of the three successive anniversaries. All the above are subject to standard vesting conditions. In fiscal 2015, 22.7 million equity shares having a face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 45.4 million and the share premium by Rs. 9,908.8 million. As of March 31, 2015, 109,033,000 options convertible to equity shares of Rs. 2.0 each were outstanding.

Other Compensation

All employees, including our Managing Director, Deputy Managing Director, Executive Director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level or above, including our Managing Director. Our gratuity fund, required to be paid to an employee post-completion of a minimum of five years of continuous service under Indian law, is a defined benefit plan that, upon retirement, death while employed or termination/resignation of employment, pays a lump sum equivalent to 15 days basic salary for each completed year of service. The superannuation fund is a retirement plan under which we annually contribute 13.0% (15.0% for the Managing Director, Deputy Managing Director and Executive Directors) of the eligible employee’s annual salary to the administrator of the fund. Under the provident fund, required by Indian law, both employer and the employee contribute monthly at a determined rate (12.0% of the employee’s basic salary). Of this, the Bank contributes an amount (8.33% of the lower of Rs. 6,500 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund set up by the Bank, which is administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2015. Based on this evaluation, our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) are effective.

Based on this evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are effective as of March 31, 2015 to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2015. In conducting its assessment, management based its evaluation on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (COSO). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2015. Our independent registered public accounting firm, KPMG, has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements; and (2) the effectiveness of our internal control over financial reporting as of March 31, 2015.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could, or are reasonably likely to, materially affect these controls during the period covered by this report.

Audit Committee Financial Expert

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

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2014		March 31, 2015		Description of Services
	(in millions)
Audit services	Rs.	32.3	Rs.	41.3	Audit and review of financial statements
Audit-related services		—		—
Tax services		—		—
Other services		31.9		7.3	Special audit/other services
Total	Rs.	64.2	Rs.	48.6

Our Audit Committee charter requires us to receive the approval of our Audit Committee on every occasion we engage our principal accountants or their associated entities to provide us any non-audit services. All of the non-audit services provided by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit Committee.

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Indian Companies Act and our equity shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of the Securities and Exchange Board of India (“SEBI”) and the requirements of the listing agreements entered into with the Indian stock exchanges (“Listing Agreement”). We also have American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”).

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

The definition of the term “independent director” is different and is set out in Clause 49 (I)(A)(iii) of the Listing Agreement.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	SEBI, in its circular dated April 17, 2014, has announced certain amendments in the corporate governance rules as per the listing agreements with the Indian stock exchanges with effect from October 1, 2014 (“revised corporate governance requirements”). The revised corporate governance requirements provide that the independent directors shall hold atleast one meeting a year without the attendance of non-independent directors and members of management.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	As per the revised corporate governance requirements, an Indian stock exchange listed company is required to constitute a nomination and remuneration committee with effect from October 1, 2014. The nomination and remuneration committee will comprise of atleast three non-executive directors and atleast half shall be independent directors.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	The revised corporate governance requirements prescribe the role of the nomination and remuneration committee which includes formulation of criteria for evaluation of independent directors and the Board.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [ NYSE Listed Company Manual Section 303A.05]	As per the revised corporate governance requirements a company shall be required to set up a combined nomination and remuneration committee with effect from October 1, 2014. The role of this committee includes recommending to the Board a policy relating to the remuneration of the directors, key managerial personnel and other employees.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [ NYSE Listed Company Manual Section 303A.05]	Effective October 1, 2014, an Indian stock exchange listed company shall have a Nomination and Remuneration Committee. The role of this committee includes recommending to the Board a policy relating to the remuneration of the directors, key managerial personnel and other employees. The annual corporate governance report of an Indian stock exchange listed company shall include details of remuneration of the directors, including details of the remuneration policy of the company and the terms of reference of the Nomination and Remuneration Committee.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members. All the members of the audit committee must satisfy the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Sections 303A.06 and 303A.07]	An Indian stock exchange listed company must have a qualified and independent audit committee comprised of at least three members with certain specified powers and roles. At least 2/3 of the members must be independent and all members must be financially literate and at least one member must have accounting or related financial management expertise. The chairman of the committee must be an independent director.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07]	The audit committee is not required to have a written charter. However, in the Listing Agreement, Clause 49C sets out the powers of the audit committee, Clause 49D sets forth the required roles of the audit committee and Clause 49E sets out the information which should mandatorily be reviewed by the audit committee.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]	Although an internal audit function is not required, one of the roles of the audit committee is “reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit”. All internal audit reports relating to internal control weaknesses of the company must be reviewed by the audit committee. Also, the appointment, removal and terms of remuneration of the chief internal auditor are subject to review by the audit committee. Therefore, an Indian stock exchange listed company is required to conduct an internal audit and to have a department to conduct the internal audit.

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

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	There is a requirement of shareholders’ approval for equity compensation and material revisions thereto under the Companies Act and the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 but not under Clause 49 of the Listing Agreement.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	There is no such mandatory requirement to adopt corporate governance guidelines. An Indian stock exchange listed company has to comply with all the requirements prescribed under Clause 49 of the Listing Agreement relating to Corporate Governance.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	An Indian stock exchange listed company needs to adopt a code of conduct / ethics applicable to all members of the board of directors and senior management one level below the board. The company’s annual report must contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct. The company’s annual report and quarterly compliance report on corporate governance must disclose any non-compliance with the code by the board members and senior management.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, Indian stock exchange listed companies are required to submit a quarterly compliance report. Indian stock exchange listed companies are also required to submit a certificate from either the auditors or practicing company secretaries regarding compliance with conditions of corporate governance on an annual basis.

Posting of Charters, Guidelines, etc. on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	There is no such similar requirement for an Indian listed company. However, the Board of an Indian listed company must have a code of conduct for all Board members and senior management of the company. The code of conduct must be posted on the website of the company.

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2015 by:

•	each person or group of affiliated persons known by us to beneficially own 5.0% or more of our equity shares; and

•	our individual directors and their relatives as a group.

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

We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2015, HDFC Limited, together with its subsidiaries, held an aggregate of 21.67% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	543,216,100	21.67%
Directors and relatives	4,831,799	0.19%

The ADSs are represented by underlying equity shares. As on March 31, 2015, Indian equity shares numbering 461,559,012 are held in the form of ADSs and constitute 18.41% of the Bank’s capital. In our books only, the depositary, J.P. Morgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

Housing Development Finance Corporation Limited (“HDFC Limited”)

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, we have an option but not an obligation to purchase up to 70% of the fully disbursed home loans sourced under this arrangement. During fiscal 2015, we purchased AAA-rated home loans aggregating to Rs. 82,492.1 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 1,443.7 million from HDFC Limited in fiscal 2015 as fees for selling these loans and other services rendered. We paid Rs. 1,377.9 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs.148.9 million was receivable from HDFC Limited as of March 31, 2015. An amount of Rs. 192.5 million was payable to HDFC Limited as of March 31, 2015.

Property

We have facilities located on four properties owned or leased by HDFC Limited. In fiscal 2015, we paid an aggregate of Rs. 20.4 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2015, HDFC Limited held a deposit of Rs. 1.5 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2015 were Rs.1,000.0 million and Rs.18.0 million, respectively. We have issued guarantee of Rs. 1.1 million on behalf of HDFC Limited.

We paid a dividend of Rs. 2,693.5 million to HDFC Limited during fiscal 2015, as proposed in the previous fiscal year.

HDFC Standard Life Insurance Company Limited (“HDFC Standard Life”)

In fiscal 2015, we paid HDFC Standard Life Rs.710.4 million as our contribution towards superannuation, gratuity and term insurance. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 4,580.6 million for the sale of insurance policies and other services. As of March 31, 2015, Rs.212.6 million was receivable from HDFC Standard Life. As of March 31, 2015, HDFC Standard Life had invested Rs. 850.0 million in the Bank’s tier II bonds. During fiscal 2015, we sold to HDFC Standard Life securities of Rs. 2,874.1 million.

HDFC Asset Management Company Limited (“HDFC AMC”)

During fiscal 2015, we earned Rs.1,127.6 million as fees from HDFC AMC for distribution of units of mutual funds and other services rendered. As of March 31, 2015, fees of Rs. 40.2 million were receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)

We paid Rs.310.2 million to HDFC Ergo towards insurance premiums in fiscal 2015. During fiscal 2015, we received Rs. 1,378.1 million for the sale of insurance policies and other services rendered. As of March 31, 2015, an amount of Rs. 134.9 million was receivable from HDFC Ergo. As of March 31, 2015, HDFC Ergo had invested Rs. 50.0 million in the Bank’s tier II bonds. During fiscal 2015, we sold securities of Rs.500.0 million to HDFC Ergo. We have given a guarantee of Rs. 12.4 million on behalf of HDFC Ergo.

GRUH Finance Limited (“GRUH Finance”)

During fiscal 2015, we earned Rs.2.7 million as fees from GRUH Finance for rendering cash management services. During fiscal 2015, we purchased from GRUH Finance, securities of Rs. 6,383.1 million.

Credila Financial Services Private Limited (“Credila”)

During fiscal 2015, we earned Rs.11.1 million as fees from Credila for sourcing education loans. As of March 31, 2015, an amount of Rs. 2.9 million was receivable from Credila. During fiscal 2015, we purchased from Credila, debt securities of Rs.2,943.1 million. As of March 31, 2015, our investments in debt securities of Credila amounted to Rs.980.1 million and the outstanding balance of loans given was Rs. 0.9 million.

Salisbury Investments Private Limited (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2015, we paid rent of Rs. 6.6 million for the residential accommodation of our Managing Director to Salisbury Investments in which the relatives of the managing director hold a stake.

International Asset Reconstruction Company Limited (“IARCL”)

IARCL was an associate of CBoP due to the latter’s investment in IARCL, which we took over on our acquisition of CBoP. As of March 31, 2015, the book value of our investment in the equity of IARCL was Rs. 311.7 million. As of March 31, 2015, the outstanding balance of loans given to IARCL was Rs. 256.7 million.

HDFC Realty Limited (“HDFC Realty”)

In fiscal 2015, we paid Rs.2.7 million to HDFC Realty towards professional fees on real estate services. In the same period, we earned Rs.8.6 million as fees from HDFC Realty for referring our clients seeking advisory services relating to real estate. As of March 31, 2015, fees of Rs.2.0 million were receivable from HDFC Realty.

Key Management Personnel and Their Relatives

In fiscal 2015, we paid a total remuneration of Rs.151.0 million to Mr. Aditya Puri, our managing director, Mr. Paresh Sukthankar, our deputy managing director and Mr. Kaizad Bharucha, our executive director. In the same fiscal year, we paid Rs.3.7 million and Rs.3.4 million to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha respectively, as rent for their residential accommodation. As of March 31, 2015, the outstanding balances of the security deposits we had given to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha were Rs.17.5 million and Rs.7.6 million, respectively. As of March 31, 2015, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Kaizad Bharucha were Rs. 5.0 million and Rs. 4.4 million, respectively.

HDFC Pension Management Company Limited (“HDFC PMC”)

We have given a guarantee of Rs. 1.0 million on behalf of HDFC PMC.

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

TAXATION

Indian Taxation of the ADSs

The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on surrender of ADSs for equity shares (“conversion”). The summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (Indian Income Tax Act) and the Depositary Receipt Scheme, 2014 promulgated by the Government of India (the “Depositary Receipt Scheme”) (together the “Section 115AC Regime”). Further, it only addresses the tax consequences for persons who are non-residents, as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital asset as per Indian Income Tax, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of dividends and capital gains is earned.

EACH INVESTOR IS ADVISED TO CONSULT HIS/HER TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO HIS/HER INVESTMENT IN THE ADSs.

The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (Depositary), as applicable and, in particular, the applicable provisions of the Indian Income Tax Act and the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be modified or amended by future amendments to the Income Tax Act.

Taxation of Distributions

Indian companies distributing dividends are subject to a dividend distribution tax. With effect from October 1, 2014, the rate of the dividend distribution tax was set at 20% (approximately) (inclusive of a surcharge of 10% of the tax amount and education cess of 3% on the aggregate amount of tax and surcharge) on the amount of dividend paid out. Dividends are not taxable in the hands of the recipient. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs and to ADS holders in respect of the ADSs and dividends distributed to the holders of the equity shares following conversion of the ADSs would not be taxable in the hands of holders.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares (for the purposes of this section, Rights) made with respect to ADSs or equity shares should not be subject to Indian tax provided that there is no disproportionate or non-uniform allotment.

Taxation of Capital Gains in Relation to ADSs

The taxation of capital gains in the hands of the non-resident investor in the time of ADSs and after conversion of ADSs into equity shares is set forth below.

Transfer of ADSs between non-residents

The transfer of ADSs by a non-resident to another non-resident outside India is covered under Section 115AC of the Indian Income Tax Act. However, pursuant to a specific exemption under Section 47(viia) of the Indian Income Tax Act, this is not considered a “transfer” and therefore is not liable to capital gains tax in India.

Conversion of ADSs into Equity Shares

The receipt of equity shares by a non-resident upon conversion of ADSs should not constitute a taxable event for Indian income tax purposes.

Sale of Equity Shares Received Upon Conversion of ADSs

When a non-resident sells equity shares received upon conversion of ADSs, which shares have been held for more than 12 months from the date of conversion, on a recognized stock exchange, and also pays securities transaction tax (STT) in respect of such sale, then the gains realized are considered long-term capital gains. Such gains are exempt from tax under Section 10(38) of the Indian Income Tax Act. If, on the other hand, a non-resident sells equity shares received upon conversion of ADS, which shares have been held for less than 12 months from the date of conversion, on a recognized stock exchange and pays STT in respect of such sale, then the gains realized are considered short-term capital gains. Such gains are taxable at the rate of 15 percent, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act.

In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, both the buyer and the seller are required to pay STT at the rate of 0.1% of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares. The seller of the shares is required to pay STT at the rate of 0.025% of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares, as would be the case with our equity shares.

For the purpose of computing capital gains tax on the sale of the equity shares the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the BSE or the NSE as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs. A non-resident holder’s holding period (for the purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date of the advice of withdrawal of such equity shares by the relevant Depositary to its custodian.

The provision of the Agreement for Avoidance of Double Taxation entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. The India-U.S. income tax treaty does not limit India’s ability to tax capital gains.

Tax Deduction at Source

Tax on long-term and short-term capital gains, if payable as discussed above upon a sale of equity shares, is to the deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act.

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

Generally, the transfer of ordinary shares in physical form would be subject to Indian stamp duty at the rate of 0.25% of the market value of the ordinary shares on the trade date, and such stamp duty customarily is borne by the transferee, i.e., the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the depositary in exchange for ADSs representing such equity shares will not render an investor liable for Indian stamp duty. We will be required to pay stamp duty at the applicable rate on the share certificate. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares, which may be delivered in physical form) there would be no stamp duty payable in India on transfer.

Other Taxes

At present, there is no wealth tax, gift tax or inheritance tax which may apply to the ADSs or the underlying shares.

Material United States Federal Income Tax Consequences

The following summary describes the material United States federal income tax consequences relating to an investment in our ADSs or equity shares as of the date hereof. This summary is based on the Internal Revenue Code of 1986, as amended (Code), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to investors who own ADSs or equity shares as “capital assets” (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations, including for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark-to-market;

•	banks or certain other financial institutions;

•	United States investors whose functional currency is not the United States dollar;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	investors that hold our ADSs or equity shares as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly or constructively 10.0% or more of our total combined voting stock.

Further, this summary does not address the alternative minimum tax consequences of an investment in ADSs or equity shares, or the indirect consequences to owners of equity or partnership interests in entities that own our ADSs or equity shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment in our ADSs or equity shares.

You should consult your own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning and disposing of our ADSs or equity shares in your particular circumstances.

Taxation of U.S. Holders

You are a “U.S. Holder” if you are, for United States federal income tax purposes, a beneficial owner of ADSs or equity shares and you are:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, or any state thereof, including the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of ADSs or equity shares that is neither a U.S. Holder nor a partnership or other entity or arrangement treated as a partnership for United States federal income tax purposes. If a partnership holds ADSs or equity shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding our ADSs or equity shares should consult their own tax advisors.

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

This discussion assumes that we are not, and will not become, a passive foreign investment company (PFIC) for United States federal income tax purposes, as described below.

Distributions on ADSs or Equity Shares

The gross amount of cash distributions made by us to a U.S. Holder with respect to ADSs or equity shares generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Indian companies distributing dividends are subject to a dividend distribution tax and such dividend distributions are not taxable in the hands of the recipient. See “Indian Taxation of the ADSs—Taxation of Distributions”. Indian dividend distribution tax, therefore, should not be treated as part of the gross amount of the dividend received by the U.S. Holder and should not be eligible for a credit or deduction against a U.S. Holder’s United States federal income taxes as the dividend distribution tax is imposed on the company making the distribution and not the U.S. Holder. Dividends paid on the ADSs or equity shares will generally be treated as “passive category” foreign source income, which may be relevant to certain U.S. Holders in computing their foreign tax credit limitations.

If these dividends constitute qualified dividend income (QDI), individual U.S. Holders of our ADSs or equity shares will generally pay tax on such dividends at a reduced rate, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a PFIC in the taxable year in which we pay the dividends or in the preceding taxable year, dividends paid by us will be QDI if we are a qualified foreign corporation (QFC) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so we expect all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the ADSs or equity shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the ADSs or equity shares for more than one year. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as dividend income. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

The amount of any cash distribution paid in Indian rupees will equal the United States dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of equity shares, regardless of whether the payment is in fact converted to United States dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into United States dollars on the date received and it is expected that the depositary will in the ordinary course convert foreign currency received by it as distributions into United States dollars on the date of receipt. If the Indian rupees are not converted into United States dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale or Exchange of ADSs or Equity Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the United States dollar value of the amount received and the U.S. Holder’s tax basis (determined in United States dollars) in the ADSs or equity shares. Any gain or loss will be long-term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year and will generally be United States source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Taxation of the ADSs—Taxation of Capital Gains in Relation to ADSs”, you may be subject to Indian tax upon the disposition of ADSs or equity shares. In such circumstances and subject to applicable limitations a U.S. Holder entitled to the benefits of the India-U.S. income tax treaty may be able to credit the Indian tax against the U.S. Holder’s United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such equity shares as determined on the settlement date of such sale, exchange or other taxable disposition.

Pursuant to the Treasury Regulations applicable to foreign currency transactions, accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other taxable disposition of equity shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the Internal Revenue Service (IRS). Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such foreign currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale, exchange or other taxable disposition of equity shares.

Medicare Tax

Certain U.S. Holders who are individuals, estates, or trusts are required to pay a 3.8% Medicare surtax on all or part of that holder’s “net investment income”, which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs or equity shares, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the ADSs or equity shares.

Passive Foreign Investment Company Rules

U.S. Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if we are, or were to become, a PFIC for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually and thus may be subject to change, based on an active banking exception, we do not believe that we are, nor do we expect to become, a PFIC. However, the matter is not free from doubt. We urge you to consult your own tax advisor regarding the potential application of the PFIC rules.

Information with Respect to Foreign Financial Assets

Individuals (and, under proposed Treasury Regulations, certain entities) who are U.S. Holders that own “specified foreign financial assets”, including stock of a non-U.S. corporation not held through a financial institution, with an aggregate value in excess of certain dollar thresholds may be required to file an information report with respect to such assets on IRS Form 8938 with their United States federal income tax returns. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Holders are encouraged to consult their tax advisors regarding the application of this reporting requirement to their ownership of our ADSs or equity shares.

Taxation of Non-U.S. Holders

Distributions on ADSs or Equity Shares

Non-U.S. Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to ADSs or equity shares, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business for United States federal income tax purposes (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).

Sale or Exchange of ADSs or Equity Shares

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other taxable disposition of ADSs or equity shares unless:

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

Backup Withholding and Information Reporting

In general, dividends on ADSs or equity shares, and payments of the proceeds of a sale, exchange or other taxable disposition of ADSs or equity shares, paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28.0% unless the U.S. Holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding applies to such U.S. Holder.

Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such Non-U.S. Holders may be required to provide a certification to establish their non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Holders generally will be allowed a credit of the amount of any backup withholding against their United States federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed such income tax liability by filing a refund claim with the IRS.

Foreign Account Tax Compliance

Sections 1471 through 1474 of the Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of intergovernmental agreements with other jurisdictions with respect to FATCA (IGAs) which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also being instructed to become fully FATCA compliant, based on the terms of the IGA and relevant rules.

Under current guidance it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign passthru payments” subject to FATCA withholding or the extent to which withholding on “foreign passthru payments” will be required under the applicable IGA. Investors should consult their own tax advisers on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.

Should any withholding tax in respect of FATCA be deducted or withheld from any payments arising to any investor, neither the Bank nor any other person will pay additional amounts as a result of the deduction or withholding.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act, 1949 (the Banking Regulation Act). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 2013, Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (the SARFAESI Act) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.

RBI Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that certain conditions are complied with, including (i) that the bank is or will be in a position to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the general character of the proposed management of the bank will not be prejudicial to the public interest or the interest of its depositors; (iv) that the bank has adequate capital and earnings prospects; (v) that public interest will be served if a license is granted to the bank; (vi) that having regard to the banking facilities available in the proposed principal area of operations of the bank, the potential scope for expansion of banks already in existence in the area and other relevant factors the grant of the license would not be prejudicial to the operation and consolidation of the banking system consistent with monetary stability and economic growth; and (vii) any other condition, the fulfillment of which would, in the opinion of the RBI, be necessary to ensure that the carrying on of banking business in India by the bank will not be prejudicial to the public interest or the interests of the depositors. The RBI can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

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

Entry of new banks in the private sector

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: (i) promoters eligible to apply for banking licenses; (ii) corporate structure; (iii) minimum voting equity capital requirements for new banks; (iv) regulatory framework; (v) foreign shareholding cap; (vi) corporate governance; (vii) prudential norms (viii) exposure norms; and (ix) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company, subject to compliance with certain specified criteria. Such a non-operative financial holding company is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. The RBI specified July 1, 2013 as the deadline for submission of applications for setting up new banks in the private sector, subsequent to which the RBI reviewed the applications and provided an in-principle approval to two applicants, IDFC Limited and Bandhan Financial Services Private Limited. The guidelines specify that the validity of an in-principle approval issued by RBI will be one year from the date of granting such approval, after which it will lapse automatically. However, the in-principle approval granted to IDFC Limited and Bandhan Financial Services Private Limited is valid for a period of 18 months, during which the applicants are required to comply with the requirements in the guidelines for licensing of new banks in the private sector and fulfill other conditions as may be specified by the RBI. Each of these applicants is expected to commence banking operations in fiscal 2016.

Financial Holding Company Structure in India

The RBI constituted a Working Group in June 2010 to examine the feasibility of introducing a Financial Holding Company (FHC) Structure in India under the chairpersonship of the Deputy Governor. In May 2011, the Working Group submitted its report to recommend a roadmap for the introduction of a holding company structure in the Indian financial sector together with the required regulatory, supervisory and legislative framework. The report served as a guiding document for the introduction of an alternate organizational structure for banks and financial conglomerates in India. Key recommendations of the Working Group were as follows: (i) FHC structure; (ii) regulatory framework; (iii) statutory and taxation related changes; (iv) caps on expansion in non-banking business; (v) capital raising; and (vi) transitioning to the FHC structure. The RBI’s guidelines for licensing of new banks in the private sector make it mandatory for applicants to adopt the wholly owned non-operative financial holding company structure.

In August 2013, the RBI issued a discussion paper titled “Banking Structure in India—The Way Forward.” The key recommendations in the paper relate to: (i) adoption of the FHC structure; (ii) differential licensing (allowing banks to be licensed to provide only specified services); (iii) consolidation of large-sized Indian banks; (iv) requiring large foreign banks to operate through subsidiaries in India and the reduction of the Government’s ownership of state-owned banks to ease the burden on the state where these banks will have to be capitalized to comply with Basel III requirements.

On April 7, 2014, the RBI introduced a new category of NBFCs called ‘Non-Operative Financial Holding Company’ (“NOFHC”) and, accordingly, amended the Non-Banking Financial (Non-Deposit Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions define a NOFHC as a non-deposit taking NBFC which holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior permission of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issues instructions and guidelines to banks on branch authorization from time to time. Branches are categorized as Tier 1 to Tier 6 based on population (as per the 2001 census) and classified in the following manner:

•	Tier 1—100,000 and above;

•	Tier 2—50,000 to 99,999;

•	Tier 3—20,000 to 49,999;

•	Tier 4—10,000 to 19,999;

•	Tier 5—5,000 to 9,999; and

•	Tier 6—Less than 5,000.

With the objective of liberalizing and rationalizing the branch licensing process, the RBI, with effect from September 19, 2013, granted general permission to domestic scheduled commercial banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions such as (i) at least 25% of the total number of branches opened during the fiscal year must be opened in unbanked rural (Tier 5 and Tier 6) centers, which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions; and (ii) the total number of branches opened in Tier 1 centers during a fiscal cannot exceed the total number of branches opened in Tier 2 to Tier 6 centers and all centers in the north eastern states of India and the state of Sikkim. The guidelines also permit banks to open branches in Tier 1 centers over and above the number permitted in accordance with the paragraph above, as an incentive for opening more branches in underbanked districts of underbanked States, subject to specified conditions.

The RBI also permits scheduled commercial banks to install off-site/mobile ATMs at centers/places identified by them, without the need to get permission from the RBI in each case. This, however, is subject to any direction which the RBI may issue, including for closure/shifting of any such off-site/mobile ATMs, wherever the RBI considers it necessary. Banks need to report full details of the off-site ATMs installed by them in terms of the above general permission.

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

In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013. The RBI has also issued master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) graded enhancement of the total capital requirement; (iv) introduction of capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of Common Equity Tier I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity.

Under the Basel III capital regulations, the capital funds of a bank are classified into Common Equity Tier I (CET-I), Additional Tier I (AT-I) and Tier II capital. Tier I capital, comprised of, among others, CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of paid-up equity capital and reserves consisting of any statutory reserves, free reserves and capital reserves. AT-I capital is comprised of, among others, perpetual cumulative preference shares and debt capital instruments eligible for inclusion as AT-I capital. Regulatory adjustments/deductions such as equity investments in financial subsidiaries (in accordance with the directions of the RBI), intangible assets, deferred tax assets, gaps in provisioning and losses in the current period and those brought forward from the previous period are required to be deducted from CET-I capital in a phased manner. The regulatory adjustments would be fully deducted from Common Equity Tier I only by March 31, 2017. During this transition period, the remainder not deducted from Common Equity Tier I capital will continue to be subject to treatments given under Basel II capital adequacy framework.

Tier II capital consists of revaluation reserves at a discount of 55.0%, general provisions and loss reserves (allowed up to a maximum of 1.25% of the total credit risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares / redeemable cumulative preference shares and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum 10 years and should not contain clauses that permit step-ups or other incentives to redeem). Capital instruments which are not Basel III compliant (such as capital debt instruments with step-ups) are being phased-out in a gradual manner beginning January 1, 2013.

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

The RBI requires banks in India to compute the capital requirements for operational risk under the ‘Basic Indicator Approach’. Under the ‘Basic Indicator Approach’, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The Basel Committee on Banking Supervision (BCBS) has set this percentage at 15% which has been followed by the RBI.

Banks are required to maintain a capital charge for market risks on their trading books in respect of securities included under the held-for-trading and available-for-sale categories, open gold position, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. With effect from fiscal 2015, banks are also required to quantify incurred credit valuation adjustment losses and standard credit valuation adjustment capital charge on their derivatives portfolio.

The Basel III capital regulations require a bank to maintain a minimum CET-I capital ratio of 5.5%, a minimum Tier I capital ratio of 7.0% and a capital conservation buffer of 2.5% of its risk weighted assets with the minimum overall capital adequacy ratio of 9.0% of its risk weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. In view of the gradual phase-in of regulatory adjustments to the common equity component of Tier I capital under Basel III, certain specific prescriptions of the Basel II capital adequacy framework (e.g. rules relating to deductions from regulatory capital, risk weighting of investments in other financial entities etc.) will also continue to apply until March 31, 2017 on the remainder of regulatory adjustments not treated in terms of Basel III rules. In September 2014, the RBI reviewed its guidelines on Basel III capital regulations with a view to facilitate issuance of non-equity regulatory capital instruments by banks under Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.

Domestic Systemically Important Banks

In July 2014, the RBI released a framework for dealing with domestic systemically important banks (D-SIBs). Banks identified as systemically important based on their size, inter-connectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional common equity tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets. The implementation of this higher capital requirement for D-SIBs would be in a phased manner from April 2016 to April 2019. RBI will disclose the names of banks classified as D-SIBs in the month of August every year with the first such disclosure to be effected from August 2015.

Countercyclical Capital Buffer (CCCB)

In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (CCCB) . The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0 to 2.5% of total risk weighted assets of the banks, (ii) the CCCB decision would normally be pre-announced with a lead time of 4 quarters; however, depending on the CCCB indicators, the banks may be advised to build up requisite buffer in a shorter span of time, and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB.

Loan Loss Provisions and Non-Performing Assets

The RBI has issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with U.S. GAAP, loan loss provision is made in accordance with ASC 310 and ASC 450 and as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under note 2i, “Allowance for credit losses,” to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.

Non-Performing Assets

An asset, including a leased asset, becomes non-performing when it ceases to generate income for the bank.

The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (NPA). An NPA is a loan or an advance where;

•	interest and/or an installment of principal remain overdue (as defined below) for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit for more than 90 days;

•	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	the installment of principal or interest thereon remains overdue for two crop seasons for short duration crops;

•	the installment of principal or interest thereon remains overdue for one crop season for long duration crops;

•	the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitization transactions undertaken in accordance with the RBI guidelines on securitization dated February 1, 2006; or

•	in respect of derivative transactions, the overdue receivables representing the positive mark-to-market value of a derivative contract, remain unpaid for a period of 90 days from the specified due date for payment.

Banks should classify an account as an NPA only if the interest imposed during any quarter is not fully repaid within ninety days from the end of the relevant quarter.

“Overdue”

Any amount due to the bank under any credit facility is “overdue” if it is not paid on the due date fixed by the bank.

“Out-of-Order” Status

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power. In circumstances where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but (i) there are no credits continuously for a period of 90 days as of the date of the balance sheet of the bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

Asset Classification

Banks are required to classify NPAs into the following three categories based on the period for which the asset has remained non-performing and the realizability of the dues:

Sub-standard Assets: Assets that are non-performing for a period less than or equal to 12 months. Such an asset has well defined credit weaknesses that jeopardize the liquidation of the debt and is characterized by the distinct possibility that the bank will sustain some loss if deficiencies are not corrected.

Doubtful Assets: An asset will be classified as doubtful if it remains in the substandard category for a period of 12 months. A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

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

In May 2013, the RBI issued additional guidelines in relation to restructured assets wherein such regulatory forbearance regarding asset classification on restructured accounts will be withdrawn for all restructurings with effect from April 1, 2015, with the exception of provisions related to changes in ‘Date of Commencement of Commercial Operations’ (DCCO) in respect of infrastructure as well as non-infrastructure project loans. This implies that a standard account would immediately be classified as a sub-standard account upon restructuring. These guidelines are also applicable to non-performing assets, which upon restructuring would continue to have the same asset classification as prior to the restructuring and may be classified into lower categories in accordance with applicable asset classification norms based on the pre-restructuring repayment schedule. However the standard asset classification may be retained, subject to specified conditions, in respect of certain loans granted for infrastructure projects given the importance of the infrastructure sector in national growth and development and the uncertainty involved in obtaining approvals from various authorities.

Distressed assets in Indian Economy

In February 2014, the RBI introduced a framework for Revitalizing Distressed Assets in the Economy, that outlines a corrective action plan to incentivize early identification of problem prone customers, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. These guidelines are applicable to all scheduled commercial banks, term-lending institutions and refinancing institutions (herein after “lenders”) and require these institutions to identify standard accounts showing signs of stress. Such accounts are to be categorized into different levels of Special Mention Accounts (SMA) based on the overdue vintage and signs of incipient stress. The RBI shall set up a Central Repository of Information on Large Credits (CRILC) to collect, store and disseminate credit related information to lenders. Lenders shall be required to report credit information, including the classification of an account as an SMA to the CRILC. Failure to report the SMA status of accounts to CRILC could lead to supervisory actions by the RBI such as accelerated provisioning on non-performing assets. In relation to accounts with a specified SMA category, where lenders collectively have an exposure to that borrower in excess of specified amounts, banks are required to form a Joint Lenders’ Forum (JLF) in order to explore various options to resolve the stress in the account and set right the irregularities/weaknesses in the account. The JLF may also decide the recovery process from among the various legal options available, subject to the consent of such majority of the lenders as required under the applicable laws.

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

In February 2014, the RBI directed banks to form a committee to be called a ‘Joint Lenders’ Forum’ (“JLF”) if the aggregate exposure (“AE”) of both fund based and non-fund based facilities taken together of lenders in an account is Rs. 1,000 million and above and the account is reported by any of the lenders to CRILC as special mention account-2 (SMA-2). If the lenders fail to convene the JLF or fail to agree upon a common corrective action plan within the stipulated time frame, the account will be subjected to accelerated provisioning of 5% if the account is classified as a standard asset in the accounts of the lenders. In October 2014, the RBI decided that accelerated provisioning will be applicable only to the lead bank having responsibility to convene JLF and not to all the lenders in the consortium multiple banking arrangement. In case the lead bank fails to convene the JLF, the bank with the second largest aggregate exposure shall convene the JLF.

The RBI has also introduced incremental provisioning requirements with effect from April 1, 2014 for banks’ exposure to entities with unhedged foreign currency exposure. Banks are required to collect specific information from its customers and assess the extent to which a customer is exposed to unhedged foreign currency on account of volatility in the exchange rate of rupee vis-à-vis foreign currencies and calculate the incremental provisions based on the methodology prescribed by the RBI.

Sub-Standard Assets

A general provision of 15.0% on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India (ECGC) guarantee cover and securities available. The unsecured exposures which are identified as sub-standard are subject to an additional provision of 10.0% i.e. a total of 25.0% on the outstanding balance. However, unsecured loans classified as sub-standard, where certain safeguards such as escrow accounts are available, are subject to an additional provision of only 5.0% (i.e. a total of 20.0% on the outstanding balance).

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

Floating Provisions

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. The RBI has permitted banks to utilize a prescribed percentage of the floating provisions held by them for making specific loan loss allowances for impaired accounts under extraordinary circumstances. Floating provisions cannot be reversed by credit to the profit and loss account. They can only be utilized for making specific provisions in extraordinary circumstances. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of credit risk-weighted assets.

Prudential Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital), and ensure that their total Provisioning Coverage Ratio (PCR), including the above floating provisions, is not less than 70.0% as of September 30, 2010. Under the current regime (i) the PCR of 70.0% may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; (ii) the surplus of the provision under PCR over the amount required by the guidelines, would be treated as “countercyclical provisioning buffer”; and (iii) banks may utilize up to a prescribed percentage of the countercyclical provisioning buffer/ floating provisions held by them for making specific provisions for NPAs during periods of system wide downturn, as per the policy approved by the bank’s board of directors. The RBI released a discussion paper on dynamic loan loss provisioning framework in March 30, 2012. The framework proposes to replace the existing standards of general provisioning and recommends that banks make provisions on their loan book based on historical loss experience for different asset classes. Banks can draw down from dynamic provisions during periods of downturn. The RBI has advised that the dynamic provision framework is expected to be in place with improvement in the system.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has also issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. A bank could also sell a standard asset only if (i) the asset is under consortium or multiple banking arrangement; (ii) at least 75.0% by value of the of the asset is classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale of the asset to SC/RC. The banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0%, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

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

Guidelines on Sale of Standard Assets

The RBI first issued guidelines for the securitization of standard assets in February 2006. The guidelines provide that for a transaction to be treated as a securitization, a two-stage process must be followed. In the first stage there must be a sale of a single asset or pooling and transferring of assets to a bankruptcy remote special purpose vehicle (SPV) in return for immediate cash payment and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the asset or pool of assets to third party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitization structure, the isolation of assets or ‘true sale’ from the seller or originator to the SPV is an essential prerequisite. Also, an arms-length relationship must be maintained between the originator, the seller and the SPV.

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

In May 2012, the RBI revised the guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance sheet standard assets except those expressly disallowed in the guidelines are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e. the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas branches of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been established to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines will be assigned very high risk weights under capital adequacy norms. The guidelines on transfer of assets through securitization and direct assignment of cash flows do not apply to:

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

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector are set forth in the RBI guidelines on Priority Sector Lending—Targets and Classification. The priority sector is broadly comprised of agriculture, micro and small enterprises (MSEs), education and housing, export credit and others subject to certain limits. The guidelines take into account the revised definition of MSEs as per the Micro, Small and Medium Enterprises Development Act, 2006. The RBI made revisions in these guidelines in April 2015. The RBI has by its circular (the “April 2015 Circular”) added medium enterprises, social infrastructure and renewable energy to the priority sector, in addition to the existing categories.

The priority sector lending targets are linked to the adjusted net bank credit (ANBC) or the credit equivalent amount of off-balance sheet exposures (CEOBE), whichever is higher, as on the corresponding date of the previous year. Domestic banks are required to achieve total priority sector lending equivalent to 40.0% of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher. Previously, the RBI distinguished between the direct and indirect lending to the agriculture sector for calculating priority sector lending targets and while indirect lending to the agriculture sector in excess of 4.5% of ANBC or CEOBE, whichever is higher, was not taken into consideration for computing performance under the 18.0% target, all agricultural advances under the categories ‘direct’ and ‘indirect’ were taken into consideration in computing performance under the overall priority sector target of 40.0%. The RBI has, by its April 2015 Circular, combined the sub-targets for direct and indirect lending to agriculture. Further, the RBI has prescribed a target of 8% of ANBC or CEOBE, whichever is higher, for small and marginal farmers within the agriculture sector, and a 7.5% lending target to micro enterprises to be achieved in a phased manner across fiscal 2016 and fiscal 2017. Advances to weaker sections are required to be 10.0% of ANBC or CEOBE, whichever is higher.

Pursuant to the April 2015 Circular, loans to individuals up to Rs. 2.8 million in metropolitan centres (with population of 1 million and above) and loans up to Rs. 2.0 million in other centres for purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan centre and at other centres should not exceed Rs. 3.5 million and Rs. 2.5 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes including vocational courses up to Rs. 1.0 million are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of priority sector are eligible for classification under the priority sector only if certain criteria are fulfilled.

Bank loans up to a limit of Rs. 50 million per borrower for building social infrastructure for activities namely schools, health care facilities, drinking water facilities and sanitation facilities in certain eligible centres as prescribed by the RBI are treated as priority sector lending. Further, bank loans up to a limit of Rs. 150 million to borrowers for purposes like solar based power generators, biomass based power generators, wind mills, micro-hydel plants and for non-conventional energy based public utilities like street lighting systems, and remote village electrification are also treated as priority sector lending.

Pursuant to the April 2015 Circular, banks are required to ensure compliance to priority sector lending targets on a ‘quarterly’ basis instead of annual basis. Domestic scheduled commercial banks having a shortfall in lending to priority sector targets, agriculture targets and weaker section targets are allocated amounts for contribution to the Rural Infrastructure Development Fund established with NABARD or funds with other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contribution to these schemes, and periods of deposits, among other things, is linked to the bank rate published by the RBI from time to time. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by RBI when granting regulatory clearances/approvals for various purposes. For the financial year 2015-16, the shortfall in achieving priority sector targets will be assessed based on the position as on March 31, 2016. From financial year 2016-17 onwards, the achievement will be arrived at the end of financial year based on the average of priority sector targets achievement as at the end of each quarter. Further, in July 2015, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The RBI would notify the banking system’s average level at the beginning of each year. The RBI has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

Foreign banks having 20 or more branches in India will be brought at par with domestic banks for priority sector targets in a phased manner over a maximum period of five years commencing from April 1, 2013 and will have a priority sector lending target of 40.0% of ANBC. The April 2015 Circular requires foreign banks with less than 20 branches to achieve a total priority sector lending target of 40.0% of ANBC or CEOBE, whichever is higher, on par with other banks by the financial year 2019. Previously, foreign banks having less than 20 branches in India continue to have the overall target of 32.0% of ANBC.

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

Lending to Infrastructure Sector and Affordable Housing Sector

In order to allow banks to provide long-term funds for project loans to the infrastructure sector and the affordable housing sector, the RBI in July 2014 issued guidelines for issuance of long term bonds by banks for financing infrastructure sector loans and lending to the affordable housing sector. Under these guidelines, banks are permitted to issue long-term fully paid, redeemable and unsecured bonds with a minimum maturity of seven years to enable lending to long term projects in certain specified infrastructure sub-sectors and affordable housing sector as prescribed in the guidelines. To encourage lending to these sectors these long-term bonds are not subject to CRR/SLR requirements. These bonds are also not included in the computation of ANBC for the purposes of priority sector lending targets subject to the guidelines. However, any infrastructure or affordable housing loans acquired from other banks and financial institutions (such as those that could be involved in a business combination with the Bank) will require the prior approval of RBI to avail regulatory incentives.

In July 2014, the RBI also issued clarifications and guidelines to provide for flexible structuring and refinancing of long term project loans to infrastructure and core industries sectors.

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

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of a bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of a bank. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards and as per the published accounts as on March 31 of the previous year. Infusion of Tier I or Tier II capital either through domestic or overseas issuance after the published balance sheet date is also eligible for inclusion in the capital funds for determining the exposure ceiling. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of exposure to a borrower or a borrower group by a further 5.0% of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0% of capital funds in respect of a bank’s exposure to oil companies to whom specified oil bonds have been issued by the Government of India. Banks would need to make appropriate disclosures in their annual financial statements in respect of exposures where they had exceeded the prudential exposure limits during the year.

The exposure (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC or NBFC-asset financing companies (NBFC-AFC) must not exceed 10.0% or 15.0%, respectively, of the bank’s capital funds. Banks may however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0% of capital funds, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Exposure of a bank to infrastructure finance companies (IFC) should not exceed 15.0% of its capital funds, with a provision to increase it to 20.0% if the same is on account of funds on-lent by the IFC to the infrastructure sector. Further, all banks may also consider fixing internal limits for their aggregate exposure to all NBFCs put together.

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

Credit exposure comprises the following elements:

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

The following exposures are subject to the ceiling:

•	direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the fund assets of which are not exclusively invested in corporate debt;

•	advances against shares/bonds/debentures or other securities or advances without security to individuals for investment in shares (including in primary offerings and employee stock option plans), convertible bonds, convertible debentures and units of equity-oriented mutual funds;

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security;

•	advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity oriented mutual funds, i.e., where the primary security other than shares or convertible bonds or convertible debentures or units of equity oriented mutual funds does not fully secure the advances;

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to companies against the security of shares/bonds/debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•	underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds. Banks are however permitted to exclude their own underwriting commitments, and the underwriting commitments of their subsidiaries, through the book running process for the purpose of arriving at the capital market exposure of the single bank as well as the consolidated bank;

•	financing to stockbrokers for margin trading; and

•	all exposure to venture capital funds (both registered and unregistered).

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

Limits on intra group transactions and exposures

In February 2014, RBI issued guidelines on the management of intra-group transactions and exposures which have been in effect since October 1, 2014. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (ITEs) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Effective October 2014, a bank’s exposure to non-financial or unregulated financial services entity in its group will be capped at 5% of its paid-in capital and reserves and its exposure to regulated financial services company in its group will be capped at 10% of its paid-in capital and reserves. In case, a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, it is required to bring the exposure within the limits by not later than March 31, 2016. The exposure beyond permissible limits subsequent to March 31, 2016, if any, would be deducted from CET- 1 capital of the bank.

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

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (non-SLR) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0% by an additional 10.0%, provided the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by Securitization Companies (SC)/Reconstruction Companies (RCs) set up under SARFAESI and registered with RBI. Investments in security receipts issued by SCs/RCs registered with RBI, investments in asset-backed securities and mortgage-backed securities, which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity. Banks are not permitted to invest in unrated non-SLR securities except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10% for unlisted non-SLR securities.

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

Valuation of Investments

The RBI has issued guidelines for the categorization and valuation of banks’ investments. The salient features of the guidelines are given below.

•	Banks are required to classify their entire portfolio of approved securities under three categories: “held for trading,” “available for sale” and “held to maturity.” Banks must decide the category of investment at the time of acquisition.

•	Held to maturity (HTM) investments compulsorily include (i) recapitalization bonds received from the Government, (ii) investments in subsidiaries and joint ventures, and (iii) investment in the long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of these bonds must be of seven years at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of total investments. Banks are permitted to exceed the limit of 25.0% of investments for the held to maturity category provided the excess is comprised only of investments eligible for statutory liquidity ratio and the aggregate of such investments in the held to maturity category does not exceed a specified percentage of the prescribed demand and time liabilities.

•	Profit on the sale of investments in the HTM category is appropriated to the capital reserve account after being taken to the profit and loss account. Loss on any sale is recognized in the profit and loss account.

•	Investments under the held for trading category must be sold within 90 days.

•	Available for sale and held for trading securities are required to be valued at market or fair value at prescribed intervals. The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the RBI price list or prices declared by the Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available for sale and held for trading securities.

•	Profit or loss on the sale of investments in both the held for trading and available for sale categories is recorded in the income statement.

•	Shifting of investments from or to held to maturity is generally not allowed. However, it is permitted only under exceptional circumstances with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done, subject to depreciation, if any, applicable on the date of transfer, with the approval of the board of directors, the asset liability management committee or the investment committee; shifting from held for trading to available for sale is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the board of directors, the asset liability management committee or the investment committee.

Held to maturity securities are not marked to market and are carried at acquisition cost. Any premium on acquisition of held to maturity securities is amortized.

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

In February 2015, the RBI permitted re-repo of government securities, including state development loans and treasury bills, acquired under reverse repo subject to conditions prescribed by the RBI.

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, banks are not permitted to pay interest on current account deposits. From April 1, 2010, payment of interest on a savings account deposit is calculated on a daily product basis against the previous practice of interest being payable on the minimum balance held in the account during the period from the tenth day to the last calendar day of the month. With effect from October 25, 2011, the RBI permitted banks to offer varying rates of interest on savings deposits of resident Indians subject to the following conditions:

•	each bank will have to offer a uniform interest rate on savings bank deposits up to Rs. 0.1 million, irrespective of the amount in the account within this limit. While calculating interest on such deposits, banks are required to apply the uniform rate set by them on end-of-day balance up to rupees one lakh; and

•	for any end-of-day savings bank deposits over Rs. 0.1 million a bank may provide differential rates of interest, if it so chooses, by ensuring that it does not discriminate in interest paid on such deposits, between one deposit and another of similar amount, accepted on the same date, at any of its offices.

With effect from December 16, 2011, the RBI also permitted banks the flexibility to offer varying rates of interest on Non-Resident (External) (NRE) and Non-Resident (Ordinary) (NRO) deposit accounts. However, banks are not permitted to offer rates of interest on NRE or NRO deposit accounts that are higher than those offered on domestic rupee deposit accounts of the same tenor and maturity.

Previously, banks were required to pay interest of 4.0% per annum on domestic savings deposits, rupee denominated Non-Resident (External) Accounts Scheme and Ordinary Non-Resident Scheme savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted to pay an additional interest of 1.0% over the interest payable on deposits from the public.

The RBI has prescribed minimum and maximum maturity thresholds for certain types of deposits.

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic term deposits of the same maturity based on the size of these deposits, subject to the following conditions:

•	a single term deposit is of Rs. 10.0 million (increased from Rs. 1.5 million with effect from April 1, 2013) and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

In April 2015, the RBI has permitted banks to offer differential interest rates based on whether the term deposits are with or without-premature-withdrawal-facility, subject to the following guidelines:

•	All term deposits of individuals (held singly or jointly) of Rs. 1.5 million and below should, necessarily, have premature withdrawal facility.

•	For all term deposits other than mentioned above, banks can offer deposits without the option of premature withdrawal as well. However, banks that offer such term deposits should ensure that the customers are given the option to choose between term deposits either with or without premature withdrawal facility.

•	Banks should disclose in advance the schedule of interest rates payable on deposits i.e. all deposits mobilized by banks should be strictly in conformity with the published schedule.

•	The banks should have a board approved policy with regard to interest rates on deposits including deposits with differential rates of interest and ensure that the interest rates offered are reasonable, consistent, transparent and available for supervisory review/scrutiny as and when required.

To achieve greater financial inclusion, banks have been advised by the RBI to offer a basic savings bank deposit account without any requirement of minimum balance and without carrying a charge for the stipulated basic minimum services that would make such accounts available as a normal banking service to all.

FCNR (B) Deposits

The RBI has granted general permission to non-resident Indians to open Foreign Currency Non-resident (Bank) (“FCNR(B)”) accounts with authorised Indian banks. These FCNR(B) accounts can be funded by (i) inward remittances received from outside of India through the normal banking channels, (ii) debiting non-resident bank accounts maintained with an authorised dealer in India, (iii) transferring funds from existing non-resident external accounts or (iv) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities.

As an accelerated measure to increase foreign currency flows into the country, the RBI had, in September 2013, introduced a US Dollar-Rupee swap window for fresh FCNR (B) dollar funds, mobilised for a minimum tenor of three years and over. Under the swap arrangement, a bank could sell US Dollars in multiples of USD 1 million to RBI and simultaneously agree to buy the same amount of US Dollars at the end of the swap period. The swap was undertaken at a fixed rate of 3.5% per annum. The swap window was open till November 30, 2013.

In August 2013, the RBI exempted the FCNR (B) / NRE deposits raised by banks during a specified period having maturity of three years and above from maintenance of CRR and SLR. The RBI also permitted exclusion of loans made in India against these FCNR (B) / NRE deposits from the ANBC computation for priority sector lending targets. The exemption granted on incremental FCNR (B)/NRE deposits from maintenance of CRR/SLR was withdrawn with effect from fortnight beginning March 8, 2014.

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

Banks have been advised to ensure that a proper policy framework on Know Your Customer (KYC) and Anti-Money Laundering (AML) measures duly approved by the board of directors is formulated and implemented. This framework is required to, inter alia, include procedures/process in relation to (a) Customer Acceptance Policy; (b) Customer Identification Procedures; (c) Monitoring of Transactions; and (d) Risk Management.

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

The KYC procedures for opening accounts have been simplified for ‘small accounts’ in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A ‘small account’ is defined as a savings account in a banking company where (i) the aggregate of all credits in a financial year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million.

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

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the RBI master circular on Know Your Customer norms/Anti-Money Laundering standards/Combating of Financing of Terrorism (CFT)/Obligation of banks under PML Act.

The PML Act and the rules made thereunder require that banking companies, financial institutions and intermediaries (together, the “Institutions”) to maintain a comprehensive record of all their transactions, including the nature and value of each transaction. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, who is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

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

(c)	all cash transactions where forged or counterfeit currency notes or bank notes have been used and where any forgery of a valuable security or a document has taken place facilitating the transaction; and

(d)	all other suspicious transactions whether or not made in cash and by such other ways as mentioned in the Rules.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act, 1934 and the Banking Regulation Act during fiscal 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (Amendment) Act, 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on Cash Reserve Ratio (“CRR”) and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

(a)	liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act, 1934;

(b)	credit balances in Asian Clearing Union (US$) Accounts; and

(c)	demand and time liabilities in respect of the banks Offshore Banking Units.

CRR is required to be maintained on an average basis for a two-week period and should not fall below 70.0% of the required CRR on any particular day. The CRR requirement as of March 31, 2015 was 4.0% of the prescribed net demand and time liabilities of the bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0% with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0% of the requirement to 95.0%.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and was 21.5%, effective from the fortnight beginning February 7, 2015. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

Regulations on Asset Liability Management

Since 1999, the RBI has issued several guidelines relating to Asset-Liability Management (ALM) in banks in India. The RBI guidelines cover, inter alia, the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for 1 day, 2-7 days, 8-14 days and 15-28 days set at 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time buckets in order to recognize the cumulative impact on liquidity. In respect of other time periods, the RBI has directed banks to lay down internal standards in respect of liquidity gaps. In order to recognize the cumulative impact on liquidity, banks are also advised to prepare the statement of structural liquidity on a daily basis and also undertake dynamic liquidity management. Banks are required to submit the liquidity statements periodically to RBI, as specified in these guidelines.

RBI’s “Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk” issued in November 2010 mandate banks in India to evaluate interest rate risk using both methods i.e. Traditional Gap Analysis (TGA) and Duration Gap Analysis (DGA). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

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

In November 2012, the RBI issued enhanced guidelines on liquidity risk management by banks. These guidelines consolidate various instructions on liquidity risk management that the RBI had issued from time to time, and where appropriate, harmonize and enhance these instructions in line with the principles for sound liquidity risk management and supervision issued by the Basel Committee on Banking Supervision (BCBS). The RBI’s guidelines require banks to establish a sound process for identifying, measuring, monitoring and controlling liquidity risk, including a robust framework for comprehensively projecting cash flows arising from assets, liabilities and off-balance sheet items over an appropriate time horizon. The key items covered under these guidelines include: (i) governance of liquidity risk management including liquidity risk management policy, strategies and practices and liquidity risk tolerance; (ii) management of liquidity risk, including identification, measurement and monitoring of liquidity risk; (iii) collateral position management; (iv) intra-day liquidity position management; and (v) stress testing.

In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (LCR), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the ‘Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’ in January 2013 and the ‘Liquidity Coverage Ratio Disclosure Standards’ in January 2014 by the Basel Committee On Banking Supervision. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets which could be converted into cash to meet its liquidity needs for a 30 calendar day time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100% is being implemented in a phased manner over a period of four years, with a minimum requirement of 60% effective January 1, 2015.

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

Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act, 1999 (Foreign Exchange Management Act). As an authorized dealer, we are, as required, enrolled as a member of the Foreign Exchange Dealers Association of India (FEDAI) which prescribes the rules relating to the foreign exchange business in India.

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

In terms of the guidelines prescribed by the RBI, overseas foreign currency borrowings by a bank in India (including overdraft balances in nostro accounts not adjusted within five days) should not exceed 100.0% of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

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

Banks that comply with the following prudential requirements are eligible to declare dividends:

•	capital adequacy ratio must be at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend;

•	net non-performing assets must be less than 7.0% of advances. In the event a bank does not meet the above capital adequacy norm, but has capital adequacy of at least 9.0% for the fiscal year for which it proposes to declare a dividend it would be eligible to declare a dividend if its net non-performing asset ratio is less than 5%;

•	the bank has complied with the provisions of Sections 15 and 17 of the Banking Regulation Act;

•	the bank has complied with the prevailing regulations/guidelines issued by the RBI, including creating adequate provisions for the impairment of assets and staff retirement benefits and the transfer of profits to statutory reserves;

•	dividends should be payable out of the current year’s profits; and

•	the RBI has not placed any explicit restrictions on the bank for declarations of dividends.

Banks which comply with the above prudential requirements can pay dividends subject to compliance with the following conditions:

•	the dividend payout ratio (calculated as a percentage of “dividends payable in a year” (excluding dividend tax) to “net profit during the year”) should not exceed 40.0%. The RBI has prescribed a matrix of criteria linked to the capital adequacy ratio and the net non-performing assets ratio in order to ascertain the maximum permissible range of the dividend payout ratio; and

•	if the financial statements for which the dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted while calculating the dividend payout ratio.

In case the profit for the relevant periods includes any extra-ordinary profits/income, the payout ratio shall be computed after excluding such extra-ordinary items for compliance with the prudential payout ratio.

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0% to 26.0% in a phased manner.

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

The existing supervisory framework has been modified towards establishing a risk based supervision framework which envisages continuous monitoring of banks through robust offsite reports to the RBI coupled with need based on-site inspection. We have been subject to supervision under this framework with effect from fiscal 2014.

Penalties

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

In March 2013, there were certain allegations published in the media against us and other banks in the private sector. We investigated, as a matter of priority, if any breach of the KYC and AML guidelines specified by the RBI had occurred. The RBI also conducted a scrutiny of our books of accounts, internal control, compliance systems and processes during March and April 2013. The scrutiny did not reveal any incident of money laundering. However, the RBI discovered certain irregularities and violations, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for sale of third party products, sale of gold coins for cash in excess of Rs. 50,000 and non-submission of proper information required by the RBI. Based on its assessment, the RBI imposed on us a monetary penalty of Rs. 45 million in June 2013, which we paid. A press release dated July 15, 2013 issued by the RBI states that a similar scrutiny was also conducted at the offices of 29 other banks during April 2013. The RBI levied a penalty of Rs. 495.1 million on 22 of these banks and issued cautionary letters to seven banks.

Further, in this regard, the FIU, in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure in detecting and reporting attempted suspicious transactions. We have filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. We have been granted a stay on the operation of the order. As per the order passed by the appellate tribunal, the Bank has created a fixed deposit of Rs. 2.6 million in favor of FIU. See “Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.”

During fiscal 2014, the RBI carried out a scrutiny of a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. The RBI had issued show cause notices to these banks in March 2014. Based on its assessment, the RBI in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us, which has been paid, was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on ‘Lending under Consortium Arrangement/Multiple Banking Arrangements’.

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

Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0% of its paid-up capital and reserves. Investments by banks in companies which are not its subsidiaries and are not financial services companies would be subject to a limit of 10% of the investee company’s paid up share capital or 10% of the bank’s paid up share capital and reserves, whichever is less. Any investment above this limit will be subject to the RBI approval except as provided otherwise. Equity investments in any non-financial services company held by (a) a bank; (b) bank’s subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and (c) mutual funds managed by Asset Management Companies (AMCs) controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid up share capital. Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities together with equity investments in entities engaged in non-financial services activities should not exceed 20% of the bank’s paid-up share capital and reserves.

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

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk-taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines became effective from the fiscal year 2012-2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-to-case basis.

Regulations and Guidelines of the SEBI

The Securities and Exchange Board of India (SEBI) was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with SEBI the functions, responsibilities and the code of conduct applicable for each of these activities.

Foreign Ownership Restriction

Aggregate foreign investment from all sources, in a private sector bank is permitted up to 49% of the paid up capital under the automatic route. This limit can be increased up to 74% of the paid up capital with prior approval from the FIPB. Pursuant to a letter dated February 4, 2015, FIPB has approved foreign investment in the Bank up to 74% of its paid up capital. The approval is subject to order of the RBI in the compounding application filed by us in April 2010 for the change of foreign shareholding since April 2010. If we are subject to any unforeseen penalties or an unfavorable ruling by the RBI in connection with our compounding application, it could have an adverse effect on our results of operation and financial condition. As of March 31, 2015, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 73.41% of the paid up capital of the Bank.

The aggregate shareholding by foreign private investors/foreign institutional investors under portfolio investment schemes through stock exchanges may not exceed 49.0% of our paid-up equity share capital and individual shareholding of an FPI/FII must be below 10% of our paid-up equity share capital. Further, as per the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0% or more of our paid-up capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares. Foreign banks are permitted to have presence in India either by opening branches or through wholly owned subsidiaries but not both.

Moratorium, Reconstruction and Amalgamation of Banks

A bank can apply to the high court for the suspension of its business. The high court, after considering the application of the bank, may order a moratorium staying commencement of an action or proceedings against the relevant banking company for a maximum period of six months. During such period of moratorium, if the RBI is satisfied that it is: (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, it may prepare a scheme for the reconstruction of the bank or amalgamation of the bank with any other bank. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the RBI would invite suggestions and objections on the draft scheme prior to placing the scheme before the Government for its sanction. The Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies (Special Provisions) Act, 1985 (SICA), Recovery of Debts Due to Banks and Financial Institutions Act, 1993 (DRT Act) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames been fixed for speedy disposal of cases and no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The SICA provides for reference of “sick” industrial companies, to the Board for Industrial and Financial Reconstruction (BIFR). Under the SICA, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003 (the SICA Repeal Act). However, pursuant to the SICA Repeal Act, which is due to come into force on a date to be notified by the central Government in the official gazette, the provisions of the Companies Act, 2013 or the Companies Act, 1956 (as applicable) will apply in relation to “sick” companies, under which the reference must be made to the National Company Law Tribunal, in place of the BIFR.

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

Credit Information Bureau

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

Regulations governing international branches and representative offices

We have overseas banking branches in Bahrain, Hong Kong and the Dubai International Financial Centre (DIFC). We have one representative office each in Dubai-UAE, Abu Dhabi-UAE and Nairobi-Kenya. Our branch in Bahrain is regulated by the Central Bank of Bahrain, and has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing / administering means of payment. Our branch in Hong Kong is a full service branch and is regulated by the Hong Kong Monetary Authority. The branch is permitted to undertake banking business in that jurisdiction with certain restrictions. In August 2014, we opened a branch in the DIFC to provide financial services covering arrangement of credit or deals in investments, advising on financial products or credit and arranging custodian services. The activities cater to the requirements of non-resident Indians and Indian corporates overseas. The branch is regulated by the Dubai Financial Services Authority.

Our representative offices in Dubai and Abu Dhabi, UAE are regulated by the Central Bank of UAE and our representative office in Nairobi, Kenya is regulated by the Central Bank of Kenya.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0% of the foreign exchange received on trade or by current account at a market-determined rate and the remaining 40.0% at the official rate. All importers were, however, required to buy foreign exchange at the market rate, except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The Government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, the RBI permits persons resident in India to remit monies outside India for any permissible current or capital account transaction or a combination of both. The limit for such remittances varies: it has been increasing from 2000 and was US$ 200,000 per financial year, but was reduced to US$ 75,000 in September 2013 for exchange control purposes. As a result of stability in the foreign exchange market, this limit was enhanced to US$125,000 in June 2014 and, as of June 2015, has been further increased to US$250,000 per person per year.

Restrictions on Sales of the Equity Shares Underlying the ADSs and Repatriation of Sale Proceeds

Under the laws of India, ADSs issued by Indian companies to non-residents are freely transferable outside of India. Similarly, RBI approval is not required for the sale of equity shares underlying ADSs by a non-resident of India to a person resident in India, subject to reporting requirements and the applicable pricing norms if the shares are not sold on a recognized Indian exchange. However, RBI guidelines relating to the acquisition by purchase or otherwise of the shares of a private bank will apply to both resident and non-resident investors where such acquisition results in any person owning or controlling 5.0% or more of the paid up capital of the private bank.

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

In April 2014, the provisions of the Companies Act, 2013 regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M. S. Sahoo Committee, which had drafted a new scheme to regulate ADRs. On October 21, 2014, the Government notified the Depository Receipts Scheme 2014 (DR Scheme), which came into force on December 15, 2014. The relevant provisions of the Companies Act, 2013 and the DR Scheme will only apply to depository receipts (including ADSs) issued after 1 April and the date of the notification of the DR Scheme, respectively.

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

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The Government of India regulates ownership of Indian companies by non-residents. Foreign investment in Indian securities is generally regulated by the Consolidated Policy on Foreign Direct Investment issued by the Government of India and the Foreign Exchange Management Act, 1999 (Foreign Exchange Management Act). The Foreign Exchange Management Act, when read together with the regulations issued thereunder by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

The Foreign Exchange Management Act has eased restrictions on current account transactions by non-residents. However, the RBI continues to exercise control over capital account transactions (i.e. those that alter the assets or liabilities, including contingent liabilities, of persons). The RBI has issued regulations under the Foreign Exchange Management Act to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. Amendments to the Foreign Exchange Management Act have been issued (FEMA Amendments) as a part of the Finance Act, 2015 (notified on May 14, 2015), which restrict the role of the RBI to regulating capital account transactions relating to debt only. As a result of the amendments, the purchase and issuance of shares of Indian companies will be regulated by the Government of India. The effective date of the FEMA Amendments has not yet been notified. As a result, the Government of India will also have to issue appropriate rules and regulations that will replace the regulations issued by the RBI in relation to the type of capital account transactions that the Government of India will now regulate in accordance with the FEMA Amendments.

Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board (FIPB), to regulate all foreign direct investment into India. FIPB approval is required for foreign investment in some sectors, including petroleum, defense, public sector banks and asset reconstruction companies. In addition, the following foreign investments also require the prior permission of the FIPB:

•	foreign investments, including a transfer of shares, in excess of specified sectoral caps;

•	transfer of control and/or ownership (as a result of a share transfer and/or new share issuance) pursuant to an amalgamation, merger, or acquisition of an Indian company engaged in an activity having limitations on foreign ownership, currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity;

•	foreign investment of more than 24.0% in the equity capital of units manufacturing items reserved for micro and small enterprises;

•	foreign investment in a non-operating holding company;

•	foreign investments by an unincorporated entity; and

•	foreign investment by swap of shares.

A person residing outside India or any entity incorporated outside India has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. Further, a citizen of Bangladesh or Pakistan or any entity incorporated in Bangladesh or Pakistan may, with the prior approval of the Government, purchase shares, convertible debentures or preference shares of an Indian company subject to certain prescribed terms and conditions.

Subject to certain exceptions, foreign direct investment (FDI) and investment by non-resident Indians in Indian companies does not require the prior approval of the FIPB or the RBI. The Government has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no approval of the RBI is required. In both of the above cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The Government has set up the Foreign Investment Implementation Authority (FIIA), in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate FDI approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

The following restrictions are applicable to foreign ownership in the Bank:

•	Foreign investors may own up to 74.0 % of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0% is permitted under the automatic route and FDI above 49.0% and up to 74.0% requires prior approval of the FIPB. It includes FDI, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors (FIIs), investments by foreign portfolio investors (FPIs) under the foreign portfolio investment scheme and also by non-resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents.

•	An FII/FPI may invest in the capital of an Indian company under the portfolio investment scheme which limits the individual holding of an FII/FPI below 10.0% of the capital of the Indian company. The aggregate limit for FII/FPI investment is limited to 24.0% of the capital of the Indian company. This aggregate limit can be increased to the sectoral cap, as applicable, by the Indian company concerned through a resolution by its board of directors followed by a special resolution to that effect by its shareholders and subject to prior intimation to the RBI. Further, in relation to private sector banking companies, FIIs/FPIs may hold in aggregate up to 24.0% of the total paid-up capital of a private sector banking company. Subject to a resolution of the Board of Directors, a special resolution of the shareholders and prior notification to the RBI, this limit may be raised to 49.0% of the total paid-up capital of a private sector banking company. Furthermore, no single FII/FPI may own more than 10.0% of the total paid-up capital of a private sector banking company. No single non-resident Indian may own more than 5.0% of the total paid-up capital of a private sector banking company and the aggregate limit cannot exceed 10.0% of the total paid-up capital. However, non-resident Indians holdings can be allowed up to 24.0% of the total paid-up capital provided the banking company passes a special resolution of the shareholders to that effect and gives prior notification to the RBI. In addition, overseas corporate bodies (i.e. entities in which non-resident Indians hold at least 60%) are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. The existing individual and aggregate investment limits for an FII or sub-account in the Bank is 10.0% and 49.0% of the total paid-up equity share capital of the Bank, respectively.

FPI Regulations

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 (FPI Regulations) have replaced the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (FII Regulations) and the regime for investments by qualified foreign investors (QFIs). The FPI Regulations were notified on January 7, 2014 and came into effect on June 1, 2014. In terms of the FPI Regulations, an FII who holds a valid certificate of registration from SEBI shall be deemed to be a registered FPI until the expiry of the block of three years for which fees have been paid as per the FII Regulations. An FII shall not be eligible to invest as an FII after registering as an FPI under the FPI Regulations.

Further, a QFI could continue to buy, sell or otherwise deal in securities until May 31, 2015 or until the QFI obtained a certificate of registration as FPI, whichever occurred earlier.

The FPI Regulations specify that the shares purchased by a single FPI or an investor group (which means the same set of ultimate beneficial person(s) investing through multiple entities) must be below 10.0% of the issued capital of a company. All existing investments by FIIs/QFIs/sub-accounts are grandfathered, i.e. if an FPI already holds 10.0% of the issued capital of a company, it is not required to divest its existing holdings to comply with the stipulation to hold “below 10.0%”.

Under the FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (ODIs) only if such ODIs are issued (i) to persons that are regulated by an appropriate foreign regulatory authority; and (ii) after compliance with applicable ‘know your client’ norms. However, unregulated broad based funds, which are classified as Category II FPIs by virtue of their investment manager being appropriately regulated cannot issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Further, no Category III FPI can issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Any ODI issued under the FII Regulations before commencement of the FPI Regulations is deemed to have been issued under the FPI Regulations. On November 24, 2014, SEBI issued a circular aligning the applicable eligibility and investment norms between the FPI regime and subscription through the ODI route. It has been clarified that an FPI can issue ODIs only to those subscribers who: (i) meet the eligibility criteria that are applicable to Category I FPI and Category II FPI under the FPI Regulations; and (ii) do not have ‘opaque structures’, as defined under the FPI Regulations. It has also been clarified that the investment restrictions applicable to FPIs under the FPI Regulations will apply to subscribers of ODIs as well. Existing ODI positions which are not in accordance with the SEBI circular dated November 24, 2014 may continue until the ODI contract expires.

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if a FII, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.

Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013 (Companies Act), the Companies (Issue of Global Depository Receipts) Rules, 2014 (Depository Receipts Rules) and the Depository Receipts Scheme, 2014 (DR Scheme).

The Government of India notified the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 has been repealed except to the extent relating to foreign currency convertible bonds.

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities. Permissible securities that can be issued by an Indian company through the depository receipt mechanism are ‘securities’ as defined under the Securities Contracts (Regulation) Act, 1956, which includes, inter alia, shares, bonds, derivatives and units of mutual funds, and similar instruments issued by private companies, provided that such securities are in dematerialized form.

An Indian company can issue securities to a foreign depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. The foreign depository can issue depository receipts by way of a public offering or private placement or in any other manner prevalent in the permissible jurisdiction. A ‘permissible jurisdiction’ is defined as a foreign jurisdiction which is a member of the Financial Action Task Force on Money Laundering and whose securities market regulator is a member of the International Organization of Securities Commissions.

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit. It should be noted that the RBI guidelines relating to the acquisition by purchase or otherwise of shares of a private bank will apply to both resident and non-resident invetsors where such acquisition results in any person owning or controlling 5.0% or more of the paid up capital of the private bank.

The DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors.

In terms of the DR Scheme, the foreign depository is entitled to exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares shall have the same obligations as if it is the holder of the equity shares if it has the right to issue voting instruction.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2015. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992). Based on those criteria and our assessment we believe that, as of March 31, 2015, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, KPMG, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

July 30, 2015

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

The Board of Directors and Stockholders

HDFC Bank Limited

We have audited HDFC Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F for the year ended March 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of March 31, 2015, and the related consolidated statement of income, comprehensive income, shareholders’ equity, and cash flows for the year ended March 31, 2015, and our report dated July 30, 2015, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

July 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

HDFC Bank Limited

We have audited the accompanying consolidated balance sheet of HDFC Bank Limited and subsidiaries (the “Company”) as of March 31, 2015, and the related consolidated statement of income, comprehensive income, shareholders’ equity, and cash flows for the year ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2015, and the results of its operations and its cash flows for the year ended March 31, 2015, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 30, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2015 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(y) to the consolidated financial statements.

/s/ KPMG

Mumbai, India

July 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the accompanying consolidated balance sheet of HDFC Bank Limited and its subsidiaries (the “Bank”) as of March 31, 2014, and the related consolidated statements of income, statements of comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2014. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HDFC Bank Limited and its subsidiaries as of March 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Haskins & Sells LLP

Chartered Accountants

Mumbai, India

July 30, 2014

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2014		March 31, 2015		March 31, 2015
	(In millions, except number of shares)
ASSETS:

Cash and cash equivalents	Rs.	370,835.2	Rs.	341,124.3	US$	5,474.6
Term placements		176,481.7		169,989.5		2,728.1
Investments held for trading, at fair value		65,077.9		61,292.8		983.7
Investments available for sale, at fair value [includes restricted investments of Rs. 670,603.5 and Rs. 721,933.3 (US$ 11,586.2), respectively]		908,824.3		1,504,412.8		24,144.1
Securities purchased under agreements to resell		57,322.6		1,592.6		25.6

Loans [net of allowance of Rs. 42,613.2 and Rs. 47,334.1 (US$ 759.6), respectively]		3,185,648.1		3,896,115.0		62,527.9
Accrued interest receivable		40,388.5		45,705.0		733.5
Property and equipment, net		31,369.1		33,355.9		535.3
Intangible assets, net		231.0		12.0		0.2
Goodwill		74,937.9		74,937.9		1,202.7
Other assets		214,291.0		130,478.0		2,094.0

Total assets	Rs.	5,125,407.3	Rs.	6,259,015.8	US$	100,449.7

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	3,057,154.5	Rs.	3,768,678.8	US$	60,482.7
Non-interest-bearing deposits		612,845.6		733,032.0		11,764.3

Total deposits		3,670,000.1		4,501,710.8		72,247.0
Securities sold under repurchase agreements		—		50,000.0		802.4
Short-term borrowings		150,775.5		214,191.9		3,437.5
Accrued interest payable		27,734.7		32,689.5		524.6
Long-term debt		395,208.6		457,934.4		7,349.3
Accrued expenses and other liabilities		348,687.7		250,921.6		4,027.1

Total liabilities	Rs.	4,592,406.6	Rs.	5,507,448.2	US$	88,387.9

Commitments and contingencies (see note 27)
Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 2,750,000,000 shares; issued and outstanding 2,399,050,435 shares and 2,506,495,317 shares, as of March 31, 2014 and March 31, 2015, respectively	Rs.	4,798.1	Rs.	5,013.0	US$	80.5
Additional paid-in capital		271,709.6		387,486.1		6,218.7

Retained earnings		175,105.9		228,804.4		3,672.0
Statutory reserve		91,883.5		118,122.2		1,895.7
Accumulated other comprehensive income (loss)		(11,590.4)		10,826.4		173.8

Total HDFC Bank Limited shareholders’ equity		531,906.7		750,252.1		12,040.7
Noncontrolling interest in subsidiaries		1,094.0		1,315.5		21.1

Total shareholders’ equity		533,000.7		751,567.6		12,061.8

Total liabilities and shareholders’ equity	Rs.	5,125,407.3	Rs.	6,259,015.8	US$	100,449.7

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2013		2014		2015		2015
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	271,730.5	Rs.	326,755.3	Rs.	388,264.7	US$	6,231.2
Trading securities		5,780.0		5,883.4		5,123.4		82.2
Available for sale securities		66,554.2		77,497.1		94,129.1		1,510.7
Other		9,813.8		12,075.5		13,270.0		213.0

Total interest and dividend revenue		353,878.5		422,211.3		500,787.2		8,037.1

Interest expense:
Deposits		163,092.7		187,574.7		227,321.9		3,648.2
Short-term borrowings		13,888.4		18,075.0		6,944.6		111.5
Long-term debt		19,556.9		23,976.6		29,948.0		480.6
Other		264.0		12.9		396.4		6.4

Total interest expense		196,802.0		229,639.2		264,610.9		4,246.7

Net interest revenue		157,076.5		192,572.1		236,176.3		3,790.4
Provision for credit losses		12,688.0		17,428.1		17,000.2		272.8

Net interest revenue after provision for credit losses		144,388.5		175,144.0		219,176.1		3,517.6

Non-interest revenue, net:
Fees and commissions		53,989.6		60,314.1		71,423.6		1,146.3
Trading securities gain/(loss), net		105.0		(345.1)		698.1		11.2
Realized gain/(loss) on sales of available for sale securities, net		2,227.8		1,755.7		5,167.9		82.9
Other than temporary impairment losses on available for sale securities		(1,546.3)		(664.7)		(1.8)		—
Foreign exchange transactions		9,727.0		9,010.5		9,358.0		150.2
Derivatives gain/(loss), net		241.9		119.5		(7,393.0)		(118.6)
Other, net		432.4		644.5		568.7		9.1

Total non-interest revenue, net		65,177.4		70,834.5		79,821.5		1,281.1

Total revenue, net		209,565.9		245,978.5		298,997.6		4,798.7

Non-interest expense:
Salaries and staff benefits		53,954.1		57,550.3		66,909.4		1,073.9
Premises and equipment		17,391.4		18,722.8		20,499.2		329.0
Depreciation and amortization		6,686.2		6,980.3		6,905.8		110.8
Administrative and other		37,254.9		39,436.2		50,439.6		809.6
Amortization of intangible assets		2,304.5		1,538.5		219.0		3.5

Total non-interest expense		117,591.1		124,228.1		144,973.0		2,326.8

Income before income tax expense		91,974.8		121,750.4		154,024.6		2,471.9
Income tax expense		29,840.1		42,304.2		54,519.9		875.0

Net income before noncontrolling interest	Rs.	62,134.7	Rs.	79,446.2	Rs.	99,504.7	US$	1,596.9
Less: Net income attributable to shareholders of noncontrolling interest		315.3		126.5		267.0		4.3

Net income attributable to HDFC Bank Limited	Rs.	61,819.4	Rs.	79,319.7	Rs.	99,237.7	US$	1,592.6

Per share information:
Earnings per equity share—basic	Rs.	26.18	Rs.	33.18	Rs.	40.94	US$	0.66
Earnings per equity share—diluted	Rs.	25.91	Rs.	32.94	Rs.	40.55	US$	0.65
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	78.54	Rs.	99.54	Rs.	122.82	US$	1.98
Earnings per ADS—diluted	Rs.	77.73	Rs.	98.82	Rs.	121.65	US$	1.95
Dividends declared per equity share	Rs.	5.50	Rs	6.85	Rs	8.00	US$	0.13

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2013		2014		2015		2015
	(In millions)
Net income before noncontrolling interest	Rs.	62,134.7	Rs.	79,446.2	Rs.	99,504.7	US$	1,596.9
Other comprehensive income, net of tax:
Foreign currency translation reserve:
Net unrealized gain (loss) arising during the period [net of tax nil, nil and Rs. 38.7 respectively]		60.9		211.5		92.9		1.5

Available for sale securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (3,771.9), Rs. 6,310.3 and Rs. (11,425.5) respectively]		7,853.4		(12,267.8)		22,188.9		356.1
Reclassification adjustment for net (gain)/ loss included in net income [net of tax Rs. 103.8, Rs. 10.0 and Rs. (69.5) respectively]		(216.1)		(19.5)		135.0		2.2

Other comprehensive income, net of tax		7,698.2		(12,075.8)		22,416.8		359.8
Total comprehensive income		69,832.9		67,370.4		121,921.5		1,956.7
Less: Comprehensive income attributable to shareholders of noncontrolling interest		315.3		126.5		267.0		4.3

Comprehensive income attributable to HDFC Bank Limited	Rs.	69,517.6	Rs.	67,243.9	Rs.	121,654.5	US$	1,952.4

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2013		2014		2015		2015
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	62,134.7	Rs.	79,446.2	Rs.	99,504.7	US$	1,596.9
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		12,688.0		17,428.1		17,000.2		272.8
Depreciation and amortization		6,686.2		6,980.3		6,905.8		110.8
Amortization of intangible assets		2,304.5		1,538.5		219.0		3.5
Amortization of deferred acquisition costs		3,748.7		3,569.3		5,232.0		84.0
Amortization of premium (discount) on investments		(886.8)		(1,015.2)		(331.3)		(5.3)
Other than temporary impairment losses on available for sale securities		1,546.3		664.7		1.8		—
Provision for deferred income taxes		(4,881.7)		(1,994.6)		(352.1)		(5.7)
Share-based compensation expense		4,533.7		5,495.5		9,138.8		146.7
Net realized (gain) loss on sale of available for sale securities		(2,227.8)		(1,755.7)		(5,167.9)		(82.9)
(Gain) loss on disposal of property and equipment, net		10.2		(27.1)		(111.5)		(1.8)
Exchange (gain) loss		(2,197.9)		(7,585.6)		(3,453.5)		(55.4)
Net change in:
Investments held for trading		(11,200.8)		27,645.6		3,785.1		60.7
Accrued interest receivable		(7,725.5)		(5,988.2)		(5,211.1)		(83.6)
Other assets		48,090.2		(75,437.9)		73,205.1		1,174.9
Accrued interest payable		6,201.2		(30,460.9)		4,762.5		76.4
Accrued expense and other liabilities		(47,309.7)		108,648.3		(95,770.5)		(1,537.0)

Net cash provided by operating activities		71,513.5		127,151.3		109,357.1		1,755.0

Cash flows from investing activities:

Net change in term placements		(49,169.2)		22,784.0		6,492.2		104.2
Activity in available for sale securities:
Purchases		(743,212.7)		(471,211.3)		(1,383,086.4)		(22,196.9)
Proceeds from sales		72,607.2		88,685.7		139,646.9		2,241.2
Maturities, prepayments and calls		470,598.0		476,119.7		687,313.0		11,030.5
Net change in repurchase options and reverse repurchase options		88,868.3		(195,322.6)		105,730.0		1,696.8
Loans purchased		(51,644.0)		(66,898.7)		(82,492.1)		(1,323.9)
Repayments on loans purchased		40,596.8		48,036.7		35,489.4		569.6
Increase in loans originated, net of principal collections		(503,662.9)		(669,463.7)		(672,149.0)		(10,787.1)
Additions to property and equipment		(9,994.1)		(9,728.5)		(8,913.7)		(143.1)
Proceeds from sale or disposal of property and equipment		43.1		127.3		329.2		5.3

Net cash used in investing activities		(684,969.5)		(776,871.4)		(1,171,640.5)		(18,803.4)

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2013		2014		2015		2015
	(In millions)
Cash flows from financing activities:
Net increase in deposits		493,240.6		708,925.0		824,928.2		13,239.0
Net increase (decrease) in short-term borrowings		33,123.4		477.7		61,577.6		988.2

Purchase of subsidiary shares from noncontrolling interest		—		(2,265.8)		(715.7)		(11.5)

Proceeds from issue of shares by a subsidiary to noncontrolling interests		34.6		162.4		340.8		5.5
Proceeds from issuance of long-term debt		162,705.7		146,341.9		104,257.6		1,673.2
Repayment of long-term debt		(45,875.4)		(51,063.9)		(49,324.0)		(791.6)
Proceeds from issuance of equity shares for options exercised		10,949.5		7,232.9		9,954.1		159.8
Proceeds from issuance of equity shares		—		—		97,227.9		1,560.4

Proceeds from application for issuance of equity shares for options exercised pending allotment		221.5		—		—		—
Payment of dividends and dividend tax		(11,787.0)		(15,372.6)		(19,300.5)		(309.7)

Net cash provided by financing activities		642,612.9		794,437.6		1,028,946.0		16,513.3

Effect of exchange rate changes on cash and cash equivalents		1,540.3		7,377.5		3,626.5		58.2
Net change in cash and cash equivalents		30,697.2		152,095.0		(29,710.9)		(476.9)
Cash and cash equivalents, beginning of year		188,043.0		218,740.2		370,835.2		5,951.5

Cash and cash equivalents, end of year	Rs.	218,740.2	Rs.	370,835.2	Rs.	341,124.3	US$	5,474.6

Supplementary cash flow information:

Interest paid	Rs.	190,602.7	Rs.	260,039.7	Rs.	259,656.1	US$	4,167.2
Income taxes paid	Rs.	38,348.8	Rs.	42,107.9	Rs.	56,480.4	US$	906.4
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	1,074.4	Rs.	814.6	Rs.	1,010.2	US$	16.2

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Advance received pending allotment of shares		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2012	2,346,688,270	Rs.	4,693.4	Rs.	244,564.7	Rs.	—	Rs.	99,761.6	Rs.	53,248.3	Rs.	(7,212.8)	Rs.	395,055.2	Rs.	1,537.5	Rs.	396,592.7
Shares issued upon exercise of options	32,730,760		65.4		10,884.1										10,949.5				10,949.5
Share-based compensation					4,533.7										4,533.7				4,533.7
Advances received pending allotment of shares							221.5								221.5				221.5

Dividends, including dividend tax									(11,787.0)						(11,787.0)				(11,787.0)
Change in ownership interest in subsidiary					(16.2)										(16.2)		16.2		—
Shares issued to noncontrolling interest															—		34.6		34.6
Transfer to statutory reserve									(17,020.7)		17,020.7				—				—
Net income									61,819.4						61,819.4		315.3		62,134.7
Net change in accumulated other comprehensive income													7,698.2		7,698.2				7,698.2
Balance at March 31, 2013	2,379,419,030		Rs.4,758.8		Rs.259,966.3		Rs.221.5		Rs.132,773.3		Rs.70,269.0		Rs.485.4		Rs.468,474.3		Rs.1,903.6		Rs.470,377.9
Shares issued upon exercise of options	19,631,405		39.3		7,415.1		(221.5)								7,232.9				7,232.9
Share-based compensation					5,495.5										5,495.5				5,495.5

Dividends, including dividend tax									(15,372.6)						(15,372.6)				(15,372.6)
Change in ownership interest in subsidiary					(1,167.3)										(1,167.3)		(1,098.5)		(2,265.8)
Shares issued to noncontrolling interest															—		162.4		162.4
Transfer to statutory reserve									(21,614.5)		21,614.5				—				—
Net income									79,319.7						79,319.7		126.5		79,446.2
Net change in accumulated other comprehensive income													(12,075.8)		(12,075.8)				(12,075.8)
Balance at March 31, 2014	2,399,050,435	Rs.	4,798.1	Rs.	271,709.6	Rs.	—	Rs.	175,105.9	Rs.	91,883.5	Rs.	(11,590.4)	Rs.	531,906.7	Rs.	1,094.0	Rs.	533,000.7

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2014	2,399,050,435	Rs.	4,798.1	Rs.	271,709.6	Rs.	175,105.9	Rs.	91,883.5	Rs.	(11,590.4)	Rs.	531,906.7	Rs.	1,094.0	Rs.	533,000.7
Shares issued upon exercise of options	22,700,740		45.4		9,908.7								9,954.1				9,954.1
Shares issued in public offering	84,744,142		169.5		97,058.4								97,227.9				97,227.9
Share-based compensation					9,138.8								9,138.8				9,138.8

Dividends, including dividend tax							(19,300.5)						(19,300.5)				(19,300.5)
Change in ownership interest in subsidiary					(329.4)								(329.4)		(386.3)		(715.7)
Shares issued to noncontrolling interest													—		340.8		340.8
Transfer to statutory reserve							(26,238.7)		26,238.7				—				—
Net income							99,237.7						99,237.7		267.0		99,504.7
Net change in accumulated other comprehensive income											22,416.8		22,416.8				22,416.8
Balance at March 31, 2015	2,506,495,317	Rs.	5,013.0	Rs.	387,486.1	Rs.	228,804.4	Rs.	118,122.2	Rs.	10,826.4	Rs.	750,252.1	Rs.	1,315.5	Rs.	751,567.6
Balance at March 31, 2015	2,506,495,317	US$	80.5	US$	6,218.7	US$	3,672.0	US$	1,895.7	US$	173.8	US$	12,040.7	US$	21.1	US$	12,061.8

*	In terms of local regulations, the Bank is required to transfer 25% of its profit after tax (Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Bank overview

HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulation Act, 1949. The Bank’s shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and The National Stock Exchange of India Ltd., its American Depositary Shares (ADS) are listed on the New York Stock Exchange and its Global Depositary Receipts (GDR) are listed on the Luxembourg Stock Exchange.

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 21.7% of the Bank’s equity as of March 31, 2015. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

During the current fiscal, the Bank issued 22,000,000 ADS representing 66,000,000 equity shares at a price of US$ 57.76 per ADS. The Bank also allotted 18,744,142 equity shares pursuant to a qualified institutional placement (QIP) offering at a price of Rs. 1,067.0 per equity shares. The total number of shares issued pursuant to exercise of stock options during the period is 22,700,740 shares.

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

b. Basis of presentation

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

c. Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment, valuation of derivatives, stock-based compensation, unrecognized tax benefits and impairment assessment of goodwill.

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

Interest is accrued on the unpaid principal balance and is included in interest income and are classified as performing. Loans are generally placed on “non-accrual” status when interest or principal payments are past due for a specified period, at which time no further interest is accrued and overdue interest is written off against interest income. Interest income on loans placed on non-accrual status is recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are generally placed on “non-accrual” status when interest or principal payments are one quarter past due or considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances.

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days past due for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

m. Income tax

Income tax expense/benefit consists of the current tax expenses and the net change in the deferred tax asset or liability in the year.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance subject to management’s judgment to the amount that is more likely than not to be realised. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Bank’s policy is to include interest income, interest expense and penalties on overpayments and underpayment of income taxes within income tax expense in the consolidated statement of income. Interest income on overpayments of income taxes is recognized when the related matter is resolved.

The Bank accounts for dividend distribution tax in equity in the year in which a dividend is declared.

n. Revenue recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. Nominal loan application fees are charged which offset the related costs incurred.

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

u. Business combination

The Bank accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions, especially concerning the determination of the fair values of the acquired intangible and tangible assets, as well as the liabilities assumed at the date of the acquisition. The judgments made in the context of the purchase price allocation can materially impact the Bank’s future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of bank’s interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill.

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

w. Recently adopted accounting standards

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”). As per the amendment, an unrecognized tax benefit should be presented as a reduction of a deferred tax asset for a net operating loss (NOL) or other tax credit carry forward when settlement in this manner is available under the tax law. The assessment of whether settlement is available under the tax law would not consider future events (e.g., upcoming expiration of related NOL carry forwards). This classification should not affect an entity’s analysis of the realization of its deferred tax assets. Gross presentation in the rollforward of unrecognized tax positions in the notes to the financial statements would still be required. ASU 2013-11 is effective for interim and annual periods beginning on or after December 15, 2013. The adoption of this guidance effective April 1, 2014 did not have a material impact on the Bank’s consolidated financial position or results of operations.

x. Recently issued accounting pronouncements not yet effective

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2014, the FASB also issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU requires management to perform an assessment of going concern and provides specific guidance on when and how to assess or disclose going concern uncertainties. The new standard also defines terms used in the evaluation of going concern, such as “substantial doubt.” Following application, the Bank will be required to perform assessments at each annual and interim period, provide an assessment period of one year from the issuance date, and make disclosures in certain circumstances in which substantial doubt is identified. The amendment will be effective for the Bank for the first reporting period ending after December 15, 2016. Earlier application is permitted. The Bank does not expect this ASU to have an impact on its financial position, result of operations, or disclosures.

In January 2015, FASB issued ASU 2015-01 - Income Statement -Extraordinary and Unusual Items (Subtopic 225-20). The Update removes the concept of extraordinary items from GAAP and eliminates the requirement for extraordinary items to be separately presented in the statement of income. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Update will not have a material impact on the Bank’s consolidated financial statements.

In February 2015, FASB issued ASU 2015-02 - Consolidation (Topic 810). The Update primarily amends the criteria companies use to evaluate whether they should consolidate certain variable interest entities that have fee arrangements and the criteria used to determine whether partnerships and similar entities are variable interest entities. The Update also excludes certain money market funds from the consolidation guidance. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In April 2015, FASB issued ASU 2015-03 - Interest - Imputation of Interest (Subtopic 835-30). The Update changes the balance sheet presentation for debt issuance costs. Under the new guidance, debt issuance costs should be reported as a deduction from debt liabilities rather than as a deferred charge classified as an asset. . The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In May 2015, FASB issued ASU 2015-07 - Fair Value Measurement (Topic 820). The Update eliminates the disclosure requirement to categorize investments within the fair value hierarchy that are measured at fair value using net asset value as a practical expedient. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Update will not affect the Bank’s consolidated financial statements as it impacts only the fair value disclosure requirements for certain investments.

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2015 have been translated into U.S. dollars at U.S.$1.00 = Rs. 62.31 as published by the Federal Reserve Board of New York on March 31, 2015. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2014 and March 31, 2015 include balances of Rs. 214,951.3 million and Rs. 221,889.6 million (US$ 3,561.1 million), respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 95% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs. 123.7 million and Rs. 134.3 million (US$ 2.2 million) at March 31, 2014 and at March 31, 2015, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investments, held for trading

The portfolio of trading securities as of March 31, 2014 and March 31, 2015 was as follows:

	As of March 31, 2014
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	56,409.0	Rs.	3.5	Rs.	191.1	Rs.	56,221.4
Other corporate/financial institution securities		8,874.2		11.7		55.2		8,830.7

Total debt securities	Rs.	65,283.2	Rs.	15.2	Rs.	246.3	Rs.	65,052.1
Equity securities		25.2		0.7		0.1		25.8

Total	Rs.	65,308.4	Rs.	15.9	Rs.	246.4	Rs.	65,077.9

	As of March 31, 2015
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	60,239.5	Rs.	53.5	Rs.	0.2	Rs.	60,292.8
Other corporate/financial institution securities		1,000.0		—		—		1,000.0

Total debt securities	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8
Equity securities		—		—		—		—

Total	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8

Total	US$	982.8	US$	0.9	US$	—	US$	983.7

6. Investments, available for sale

The portfolio of available for sale securities as of March 31, 2014 and March 31, 2015 was as follows:

	As of March 31, 2014
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	839,248.3	Rs.	919.1	Rs.	19,762.5	Rs.	820,404.9
State government securities		161.8		—		0.9		160.9
Credit substitutes (see note 8)		65,001.6		177.0		31.5		65,147.1
Other corporate/financial institution bonds		4,979.2		61.8		1.3		5,039.7
Certificate of Deposit		921.3		6.0		—		927.3

Debt securities, other than asset and mortgage-backed securities		910,312.2		1,163.9		19,796.2		891,679.9
Mortgage-backed securities		1,743.2		91.5		0.3		1,834.4
Asset-backed securities		14,442.1		211.2		409.9		14,243.4
Other securities (including mutual fund units)		787.4		283.2		4.0		1,066.6

Total	Rs.	927,284.9	Rs.	1,749.8	Rs.	20,210.4	Rs	.908,824.3

Securities with gross unrealized losses							Rs.	699,169.1
Securities with gross unrealized gains								209,655.2

							Rs.	908,824.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2015
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)

Government of India securities	Rs.	1,151,520.7	Rs.	13,843.3	Rs.	1,242.7	Rs.	1,164,121.3
State government securities		54,134.6		2,074.4		—		56,209.0
Credit substitutes (see note 8)		194,992.4		243.9		177.4		195,058.9
Other corporate/financial institution bonds		6,555.1		83.3		1.5		6,636.9
Certificate of Deposit		56,300.2		85.4		—		56,385.6

Debt securities, other than asset and mortgage-backed securities		1,463,503.0		16,330.3		1,421.6		1,478,411.7

Mortgage-backed securities		1,282.0		50.1		—		1,332.1
Asset-backed securities		23,512.3		223.2		452.2		23,283.3
Other securities (including mutual fund units)		788.1		597.9		0.3		1,385.7

Total	Rs.	1,489,085.4	Rs.	17,201.5	Rs.	1,874.1	Rs.	1,504,412.8

Total	US$	23,898.1	US$	276.1	US$	30.1	US$	24,144.1

Securities with gross unrealized losses							Rs.	469,004.0

Securities with gross unrealized gains								1,035,408.8

							Rs.	1,504,412.8

							US$	24,144.1

AFS investments of Rs. 820,565.8 million and Rs. 1,220,330.3 million (US$ 19,584.8 million) as of March 31, 2014 and March 31, 2015, respectively, are eligible for placement towards the Bank’s statutory liquidity ratio requirements. These balances are subject to withdrawal and usage restrictions, but may be freely traded by the Bank within those restrictions. Of these investments, Rs. 670,603.5 million as of March 31, 2014 and Rs. 721,933.3 million (US$ 11,586.2 million) as of March 31, 2015, respectively, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO), real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in an equity or debt security is impaired if its fair value falls below its cost and the decline is considered other than temporary. Factors considered in determining whether a loss is temporary include length of time and extent to which fair value has been below cost, the financial condition and near-term prospects of the issuer and whether the Bank intends to sell or will be required to sell the security until the forecasted recovery. The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 1,546.3 million, Rs. 664.7 million and Rs. 1.8 million as other than temporary impairment in fiscal year 2013, 2014 and 2015, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank is of the opinion that the other unrealized losses on its investments in equity and debt securities as of March 31, 2015 are temporary in nature. The Bank’s review of impairment generally entails:

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

As of March 31, 2014 and March 31, 2015, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2014 was as follows:

	As of March 31, 2014
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)

Government of India securities	Rs.	363,301.9	Rs.	11,340.9	Rs.	303,851.6	Rs.	8,421.6	Rs.	667,153.5	Rs.	19,762.5

State government securities		123.8		0.7		37.1		0.2		160.9		0.9
Credit substitutes (see note 8)		18,666.2		31.3		266.4		0.2		18,932.6		31.5
Other corporate/financial institution bonds		310.1		1.2		9.7		0.1		319.8		1.3

Debt securities, other than asset and mortgage-backed securities		382,402.0		11,374.1		304,164.8		8,422.1		686,566.8		19,796.2
Mortgage-backed securities		133.0		0.3		—		—		133.0		0.3
Asset-backed securities		12,468.3		409.9		—		—		12,468.3		409.9
Equity securities		1.0		4.0		—		—		1.0		4.0

Total	Rs.	395,004.3	Rs.	11,788.3	Rs.	304,164.8	Rs.	8,422.1	Rs.	699,169.1	Rs.	20,210.4

The gross unrealized losses and fair value of available for sale securities at March 31, 2015 was as follows:

	As of March 31, 2015
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)

Government of India securities	Rs.	10,602.4	Rs.	37.9	Rs.	277,465.1	Rs.	1,204.8	Rs.	288,067.5	Rs.	1,242.7

State government securities		—		—		7.5		—		7.5		—
Credit substitutes (see note 8)		158,859.4		177.4		—		—		158,859.4		177.4
Other corporate/financial institution bonds		1,339.6		1.5		—		—		1,339.6		1.5

Debt securities, other than asset and mortgage-backed securities		170,801.4		216.8		277,472.6		1,204.8		448,274.0		1,421.6
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		20,727.1		452.2		—		—		20,727.1		452.2
Equity securities		2.9		0.3		—		—		2.9		0.3

Total	Rs.	191,531.4	Rs.	669.3	Rs.	277,472.6	Rs.	1,204.8	Rs.	469,004.0	Rs.	1,874.1

Total	US$	3,073.8	US$	10.8	US$	4,453.1	US$	19.3	US$	7,526.9	US$	30.1

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2015 is set out below:

	As of March 31, 2015
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	692,782.4	Rs.	692,821.7	US$	11,118.9
Over one year through five years		301,137.0		302,306.0		4,851.6
Over five years through ten years		367,990.7		375,802.6		6,031.2
Over ten years		101,592.9		107,481.4		1,724.9

Total	Rs.	1,463,503.0	Rs.	1,478,411.7	US$	23,726.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of available for sale mortgage-backed and asset-backed securities as of March 31, 2015 is set out below:

	As of March 31, 2015
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	12,963.8	Rs.	12,771.8	US$	205.0
Over one year through five years		11,007.0		10,797.6		173.3
Over five years through ten years		319.1		324.5		5.2
Over ten years		504.4		721.5		11.6

Total	Rs.	24,794.3	Rs.	24,615.4	US$	395.1

Gross realized gains and gross realized losses from sale of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2013		2014		2015		2015
	(In millions)
Gross realized gains on sale	Rs.	2,263.6	Rs.	2,378.8	Rs.	5,484.3	US$	88.0
Gross realized losses on sale		(35.8)		(623.1)		(316.4)		(5.1)

Realized gains (losses), net		2,227.8		1,755.7		5,167.9		82.9
Dividends and interest		66,554.2		77,497.1		94,129.1		1,510.7

Total	Rs.	68,782.0	Rs.	79,252.8	Rs.	99,297.0	US$	1,593.6

7. Investments, held to maturity

There were no HTM securities as of March 31, 2014 and March 31, 2015.

Under Indian GAAP, transfer from an HTM portfolio to an AFS portfolio are permitted by RBI regulations once every year and the Bank has made transfers in accordance with these regulations. However, the Bank has not established an HTM portfolio under US GAAP and therefore the investment classification made under US GAAP and Indian GAAP varies materially.

8. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2014 and March 31, 2015 were as follows:

	As of March 31,
	2014				2015
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)

Available for sale credit substitute securities:
Debentures	Rs.	23,024.0	Rs.	23,115.5	Rs.	14,631.2	Rs.	14,860.3
Commercial paper		41,977.6		42,031.6		180,361.2		180,198.6

Total	Rs.	65,001.6	Rs.	65,147.1	Rs.	194,992.4	Rs.	195,058.9

					US$	3,129.4	US$	3,130.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of credit substitutes by credit quality indicators and amounts provided for other than temporary impairments is as follows:

	As of March 31,
	2014		2015		2015
	(In millions)
Pass	Rs.	55,867.2	Rs.	195,058.9	US$	3,130.5
Impaired—gross balance		9,944.5		—		—

Less: amounts provided for other than temporary impairments		664.6		—		—

Impaired credit substitutes, net		9,279.9		—		—

Total credit substitutes, net	Rs	65,147.1	Rs	195,058.9	US$	3,130.5

Impaired credit substitutes

	As of March 31,
	2014		2015		2015
	(In millions)
Gross impaired credit substitutes:
— on accrual status	Rs.	9,944.5	Rs.	—	US$	—
— on non-accrual status		—		—		—

Total	Rs.	9,944.5	Rs.	—	US$	—

Gross impaired credit substitutes by industry:

— Construction and Developers (Infrastructure)	Rs.	9,944.5	Rs.	—	US$	—
— Others		—		—		—

Total	Rs.	9,944.5	Rs.	—	US$	—

Average impaired credit substitutes	Rs.	5,222.3	Rs.	4,972.3	US$	79.8

Interest income recognized on impaired credit substitutes	Rs.	672.6	Rs.	—	US$	—

As of March 31, 2015, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

9. Repurchase and resell agreements

Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2013, March 31, 2014 and March 31, 2015. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2014 and March 31, 2015 were Rs. 57,322.6 million and Rs. 1,592.6 million, respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2014 and March 31, 2015 were nil and Rs. 50,000.0 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Loans

Loan balances include Rs. 115,777.3 million and Rs. 192,684.5 million (US$ 3,092.4 million) as of March 31, 2014 and March 31, 2015, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2014 and March 31, 2015 were as follows:

	As of March 31,
	2014		2015		2015
	(In millions)
Retail loans:
Auto loans	Rs.	407,811.6	Rs.	486,251.7	US$	7,803.8
Personal loans/Credit cards		347,393.8		449,381.7		7,212.0
Retail business banking		519,472.2		660,456.7		10,599.5
Commercial vehicle and construction equipment finance		280,372.2		305,995.4		4,910.9
Housing loans		193,180.5		241,368.8		3,873.7
Other retail loans		440,107.4		577,534.2		9,268.6

Subtotal	Rs.	2,188,337.7	Rs.	2,720,988.5	US$	43,668.5
Wholesale loans	Rs.	1,039,923.6	Rs.	1,222,460.6	US$	19,619.0

Gross loans		3,228,261.3		3,943,449.1		63,287.5
Less: Allowance for credit losses		42,613.2		47,334.1		759.6

Total	Rs.	3,185,648.1	Rs.	3,896,115.0	US$	62,527.9

The contractual residual maturity of gross loans as of March 31, 2015 is set out below:

	As of March 31, 2015
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	680,287.1	Rs.	789,973.4	Rs.	1,470,260.5
Over one year through five years		442,874.1		1,681,275.6		2,124,149.7
Over five years		99,299.4		249,739.5		349,038.9

Total gross loans	Rs.	1,222,460.6	Rs.	2,720,988.5	Rs.	3,943,449.1

Total gross loans	US$	19,619.0	US$	43,668.5	US$	63,287.5

Gross loans analyzed by performance are as follows:

	As of
	March 31, 2014		March 31, 2015		March 31, 2015
	(In millions)
Performing	Rs.	3,198,574.8	Rs.	3,904,124.3	US$	62,656.4
Impaired		29,686.5		39,324.8		631.1

Total gross loans	Rs.	3,228,261.3	Rs.	3,943,449.1	US$	63,287.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans as of March 31, 2014 and March 31, 2015.

	As of March 31, 2014
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	2,326.2	Rs.	1,845.2	Rs.	403,640.2	Rs.	407,811.6
Personal loans/Credit card		1,940.5		1,984.4		343,468.9		347,393.8

Retail business banking		3,815.1		7,104.6		508,552.5		519,472.2
Commercial vehicle and construction equipment finance		7,500.8		6,207.8		266,663.6		280,372.2
Housing loans		83.2		205.8		192,891.5		193,180.5
Other retail		3,947.7		3,580.5		432,579.2		440,107.4

Wholesale loans		1,452.2		8,758.2		1,029,713.2		1,039,923.6

Total	Rs.	21,065.7	Rs.	29,686.5	Rs.	3,177,509.1	Rs.	3,228,261.3

	As of March 31, 2015
	31-90 days past due		Impaired / 91 days or more past due		Total current or less than 31 days past due		Total
	(in millions)
Retail Loans
Auto loans	Rs.	2,448.7	Rs.	2,718.7	Rs.	481,084.3	Rs.	486,251.7
Personal loans/Credit card		2,361.1		2,648.4		444,372.2		449,381.7

Retail business banking		5,262.5		10,012.5		645,181.7		660,456.7
Commercial vehicle and construction equipment finance		5,389.7		5,559.4		295,046.3		305,995.4
Housing loans		68.7		242.7		241,057.4		241,368.8
Other retail		5,184.2		4,653.5		567,696.5		577,534.2

Wholesale loans		1,244.7		13,489.6		1,207,726.3		1,222,460.6

Total	Rs.	21,959.6	Rs.	39,324.8	Rs.	3,882,164.7	Rs.	3,943,449.1

Total	US$	352.4	US$	631.1	US$	62,304.0	US$	63,287.5

The Bank has a credit risk mitigating/monitoring mechanism which is comprised of target market definitions, credit approval process, post-disbursement monitoring and remedial management procedures.

For wholesale credit risk in addition to the credit approval process the Bank has an approved framework for the review and approval of credit ratings. Credit Policies and Procedures articulate credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. These are reviewed in detail at annual or more frequent intervals. To ensure adequate diversification of risk, concentration limits have been set up in terms of borrower/business group, industry and risk grading.

For retail credit the policy and approval processes are designed for the fact that the Bank has high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank mines data on its borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment and use these as inputs in revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments (see note 2 i). The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually.

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2014 and as of March 31, 2015 is given below.

	As of March 31, 2014
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	405,966.4	Rs.	345,409.4	Rs.	512,367.6	Rs.	274,164.4	Rs.	192,974.7	Rs.	436,526.9	Rs.	2,167,409.4
Impaired		1,845.2		1,984.4		7,104.6		6,207.8		205.8		3,580.5		20,928.3

Total	Rs.	407,811.6	Rs.	347,393.8	Rs.	519,472.2	Rs.	280,372.2	Rs.	193,180.5	Rs.	440,107.4	Rs.	2,188,337.7

	As of March 31, 2015
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	483,533.0	Rs.	446,733.3	Rs.	650,444.2	Rs.	300,436.0	Rs.	241,126.1	Rs.	572,880.7	Rs.	2,695,153.3
Impaired		2,718.7		2,648.4		10,012.5		5,559.4		242.7		4,653.5		25,835.2

Total	Rs.	486,251.7	Rs.	449,381.7	Rs.	660,456.7	Rs.	305,995.4	Rs.	241,368.8	Rs.	577,534.2	Rs.	2,720,988.5

Total	US$	7,803.8	US$	7,212.0	US$	10,599.5	US$	4,910.9	US$	3,873.7	US$	9,268.6	US$	43,668.5

Wholesale Loans

The Bank has in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/impaired. Wholesale loans that are not impaired are disclosed as pass or labeled. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

	As of March 31,
	2014		2015		2015
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	1,029,884.6	Rs.	1,205,084.8	US$	19,340.2
Labeled		1,280.8		3,886.2		62.3
Impaired		8,758.2		13,489.6		216.5

Total	Rs.	1,039,923.6	Rs.	1,222,460.6	US$	19,619.0

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2014 and March 31, 2015

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2014
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	1,845.2	Rs.	1,845.2	Rs.	796.1	Rs.	1,542.0	Rs.	1,845.2
Personal loans/ Credit card		1,984.4		1,984.4		1,267.3		1,767.5		1,984.4
Retail business banking		7,104.6		7,104.6		5,598.1		6,447.4		6,978.2
Commercial vehicle and construction equipment finance		6,207.8		6,207.8		3,472.9		4,932.9		6,207.8
Housing loans		205.8		205.8		116.7		236.9		205.8
Other retail		3,580.5		3,580.5		2,082.0		2,827.2		3,580.5
Wholesale loans		8,758.2		8,758.2		7,316.1		7,655.6		8,612.8

Total	Rs.	29,686.5	Rs.	29,686.5	Rs.	20,649.2	Rs.	25,409.5	Rs.	29,414.7

The Bank holds no recorded impaired loans for which there is no related allowance.

	As of March 31, 2015
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	2,718.7	Rs.	2,718.7	Rs.	1,226.0	Rs.	2,282.0	Rs.	2,718.7
Personal loans/ Credit card		2,648.4		2,648.4		1,634.0		2,316.4		2,648.4
Retail business banking		10,012.5		10,012.5		7,105.6		8,558.6		9,723.4
Commercial vehicle and construction equipment finance		5,559.4		5,559.4		3,630.6		5,883.6		5,559.4
Housing loans		242.7		242.7		127.4		224.3		242.7
Other retail		4,653.5		4,653.5		2,901.6		4,117.0		4,653.5
Wholesale loans		13,489.6		13,489.6		8,083.8		11,123.9		11,347.5

Total	Rs.	39,324.8	Rs.	39,324.8	Rs.	24,709.0	Rs.	34,505.8	Rs.	36,893.6

Total	US$	631.1	US$	631.1	US$	396.5	US$	553.8	US$	592.1

The Bank holds no recorded impaired loans for which there is no related allowance.

Impaired loans by industry as of March 31, 2014 and March 31, 2015 by facility are as follows:

	As of March 31, 2014
	(In millions)
Gross impaired loans by industry:
— Land Transport	Rs.	2,077.9
— Iron & Steel		1,811.8
—Others (none greater than 5% of impaired loans)		25,796.8

Total	Rs.	29,686.5

	As of March 31, 2015
	(In millions)
Gross impaired loans by industry:
—Activities allied to agriculture	Rs.	5,369.3	US$	86.2
—Iron & Steel		4,793.8		76.9
— Wholesale Trade		3,608.2		57.9
—Consumer Loans		2,392.3		38.4
—Others (none greater than 5% of impaired loans)		23,161.2		371.7

Total	Rs.	39,324.8	US$	631.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary information relating to impaired loans during the year ended March 31, 2013, March 31, 2014 and March 31, 2015 is as follows:

	Fiscal Year ended March 31,
	2013		2014		2015		2015
	(In millions)
Average impaired loans, net of allowance	Rs.	4,191.7	Rs.	6,851.3	Rs.	11,826.6	US$	189.8
Interest income recognized on impaired loans	Rs.	1,647.8	Rs.	1,664.7	Rs.	1,898.0	US$	30.5

Allowance for credit losses as of March 31, 2014 are as follows:

	As of March 31, 2014
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	556.7	Rs.	1,067.1	Rs.	5,058.2	Rs.	2,094.4	Rs.	185.0	Rs.	1,751.0	Rs.	5,754.5	Rs.	14,731.6	Rs.	2,495.7	Rs.	33,694.2
Write-offs		(2,150.4)		(5,748.9)		(93.7)		(5,014.1)		(21.3)		(1,166.2)		(714.5)						(14,909.1)
Net allowance for credit losses*		2,389.8		5,949.1		633.6		6,392.6		(47.0)		1,497.2		2,276.1		4,493.9		242.8		23,828.1

Allowance for credit losses, end of the period	Rs.	796.1	Rs.	1,267.3	Rs.	5,598.1	Rs.	3,472.9	Rs.	116.7	Rs.	2,082.0	Rs.	7,316.1	Rs.	19,225.5	Rs.	2,738.5	Rs.	42,613.2

Allowance for credit losses:

Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	7,316.1	Rs.	—	Rs.	—	Rs.	7,316.1
Allowance collectively evaluated for impairment		796.1		1,267.3		5,598.1		3,472.9		116.7		2,082.0		—		19,225.5		2,738.5		35,297.1
Loans:

Loans individually evaluated for impairment		—		—		—		—		—		—		8,758.2		—		—		8,758.2
Loans collectively evaluated for impairment		1,845.2		1,984.4		7,104.6		6,207.8		205.8		3,580.5		—		2,167,409.4		1,031,165.4		3,219,503.1

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 6,400.0 million.

Allowance for credit losses as of March 31, 2015 are as follows:

	As of March 31, 2015
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	796.1	Rs.	1,267.3	Rs.	5,598.1	Rs.	3,472.9	Rs.	116.7	Rs.	2,082.0	Rs.	7,316.1	Rs.	19,225.5	Rs.	2,738.5	Rs.	42,613.2	US$	683.9
Write-offs		(2,858.9)		(7,418.1)		(380.8)		(4,327.8)		(9.2)		(1,328.8)		(3,480.4)						(19,804.0)		(317.8)
Net allowance for credit losses*		3,288.8		7,784.8		1,888.3		4,485.5		19.9		2,148.4		4,248.1		151.2		509.9		24,524.9		393.5

Allowance for credit losses, end of the period	Rs.	1,226.0	Rs.	1,634.0	Rs.	7,105.6	Rs.	3,630.6	Rs.	127.4	Rs.	2,901.6	Rs.	8,083.8	Rs.	19,376.7	Rs.	3,248.4	Rs.	47,334.1	US$	759.6

Allowance for credit losses:

Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	8,083.8	Rs.	—	Rs.	—	Rs.	8,083.8	US$	129.7
Allowance collectively evaluated for impairment		1,226.0		1,634.0		7,105.6		3,630.6		127.4		2,901.6		—		19,376.7		3,248.4		39,250.3		629.9
Loans:

Loans individually evaluated for impairment		—		—		—		—		—		—		13,489.6		—		—		13,489.6		216.5
Loans collectively evaluated for impairment		2,718.7		2,648.4		10,012.5		5,559.4		242.7		4,653.5		—		2,695,153.3		1,208,971.0		3,929,959.5		63,071.0

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 7,524.7 million.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the Bank’s TDR modifications during the year ended March 31, 2014 and March 31, 2015 presented by primary modification type and includes the financial effects of these modifications.

	Fiscal year ended March 31, 2014
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail business banking	Rs.	83.9	Rs.	—	Rs.	83.9	Rs.	—	Rs.	—	Rs.	7.8
Wholesale loans		167.0		—		167.0		—		—		147.0

Total[4]	Rs.	250.9	Rs.	—	Rs.	250.9	Rs.	—	Rs	—	Rs.	154.8

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred
(4)	TDR modification during the year ended March 31, 2014 comprised of four cases.

	Fiscal year ended March 31, 2015
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)

Retail business banking	Rs.	257.5	Rs.	—	Rs.	257.5	Rs.	—	Rs.	—	Rs.	9.8
Wholesale loans		1,937.3		—		1,937.3		—		—		176.0

Total[4]	Rs.	2,194.8	Rs.	—	Rs.	2,194.8	Rs.	—	Rs.	—	Rs.	185.8

Total[4]	US$	35.2	US$	—	US$	35.2	US$	—	US$	—	US$	3.0

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred
(4)	TDR modification during the year ended March 31, 2015 comprised of six cases.

The table below summarizes TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

	As of March 31, 2015
	recorded investments
	(In millions)
Retail loans:
Retail business banking	Rs.	72.2
Wholesale loans		79.5

Total	Rs.	151.7

Total	US$	2.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on loans by facility are as follows:

	Fiscal years ended March 31,
	2013		2014		2015		2015
	(In millions)
Wholesale	Rs.	82,159.2	Rs.	93,448.1	Rs.	105,465.8	US$	1,692.6
Retail loans		189,571.3		233,307.2		282,798.9		4,538.6

Total	Rs.	271,730.5	Rs.	326,755.3	Rs.	388,264.7	US$	6,231.2

11. Sales/transfer of receivables

There were no pre-tax gains on securitizations/other transfers that were completed during the years ended March 31, 2013, March 31, 2014 and March 31, 2015. The following table summarizes the cash flows received from customers and paid to SPEs/transferees for sales of performing loans during the years ended March 31, 2013, March 31, 2014 and March 31, 2015:

	Fiscal years ended March 31,
	2013		2014		2015		2015
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	1,946.0	Rs.	1,771.9	Rs.	903.6	US$	14.5
Payments made		1,819.6		1,537.7		832.5		13.4
Cash flows on retained interests	Rs.	128.6	Rs.	223.1	Rs.	69.3	US$	1.1

Other key disclosures are as follows:

	As of March 31,
	2014		2015		2015
	(In millions)
Transferred receivables with continuing involvement*	Rs.	2,250.7	Rs.	1,670.3	US$	26.8
Delinquencies		240.4		296.0		4.8
Credit losses		173.5		220.5		3.5
Retained interest in sold receivables		102.7		64.3		1.0

*	Includes less than Rs. 0.1 million held by SPEs as of March 31, 2014 and nil as of March 31, 2015.

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2014 and March 31, 2015 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2014		2015		2015
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	9.2	Rs.	6.7	US$	0.1
Impact of 20% adverse change		17.5		12.7		0.2
Expected credit losses:
Impact of 10% adverse change		10.0		6.6		0.1
Impact of 20% adverse change		20.0		13.2		0.2

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

In the case of wholesale loans while the Bank generally lend on a cash-flow basis, it also require collateral which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities) from a large number of the Bank’s borrowers. The Bank’s retail loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, the Bank would, as applicable, liquidate collateral and/or set off accounts. The maximum estimated loss that would be incurred under severe, hypothetical circumstances, for which the Bank believes the possibility is extremely remote, such as where the value of the Bank’s interests and any associated collateral declines to zero, without any consideration of recovery or offset is determined as the carrying values of the instruments as given in the below table.

The Bank’s portfolio of loans, credit substitute securities and non-funded exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2014 and March 31, 2015 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below. For the purposes of industry-wise classification of retail loans, from fiscal 2015, the end use (i.e. business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual borrowers, where the credit facilities are for business purpose, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans.

	As of March 31, 2014
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Wholesale Trade	Rs.	235,711.9	Rs.	99.9	Rs.	26,849.8	Rs.	262,661.6	6.8%
Automobile & Auto Ancillary		145,886.7		5,067.8		13,878.2		164,832.7	4.3
Activities allied to agriculture		155,559.1		—		562.2		156,121.3	4.0
Land Transport		150,177.4		—		2,398.4		152,575.8	3.9
Banks & Financial Institutions		19,010.7		—		129,375.0		148,385.7	3.8
Coal & Petroleum Products		69,725.4		—		62,589.9		132,315.3	3.4
Services		96,238.8		341.8		17,496.5		114,077.1	2.9
Food & Beverage		99,588.0		1,000.6		6,182.8		106,771.4	2.8
Iron & Steel		82,959.4		2,323.8		19,958.0		105,241.2	2.7
Engineering		57,349.9		—		38,982.2		96,332.1	2.5
Retail trade		90,086.2		—		3,121.6		93,207.8	2.4
Power		70,980.3		1,489.4		14,572.6		87,042.3	2.2
NBFC/Financial Intermediaries		57,796.1		23,196.9		2,217.1		83,210.1	2.1
Others (none greater than 2%)		1,897,191.4		31,626.9		245,854.3		2,174,672.6	56.2

Total	Rs.	3,228,261.3	Rs.	65,147.1	Rs.	584,038.6	Rs.	3,877,447.0	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2015
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	479,467.5	Rs.	—	Rs.	17.6	Rs.	479,485.1	US$	7,695.2	10.1%
Activities allied to agriculture		422,894.4		—		1,697.6		424,592.0		6,814.2	8.9
Wholesale Trade		308,806.4		5,259.8		31,745.5		345,811.7		5,549.9	7.3
Services		230,040.6		445.9		15,511.7		245,998.2		3,948.0	5.2
Automobile & Auto Ancillary		192,017.4		23,046.5		16,357.7		231,421.6		3,714.0	4.9
Retail trade		189,593.5		841.2		4,761.4		195,196.1		3,132.7	4.1
Coal & Petroleum Products		40,153.4		5,984.5		111,908.1		158,046.0		2,536.4	3.3
NBFC/Financial Intermediaries		94,744.7		59,985.8		1,876.5		156,607.0		2,513.4	3.3
Food & Beverage		121,172.2		7,040.2		6,734.9		134,947.3		2,165.7	2.8
Land Transport		131,240.2		522.1		2,668.8		134,431.1		2,157.5	2.8
Power		96,169.7		15,846.8		18,570.3		130,586.8		2,095.8	2.7
Engineering		79,747.2		1,077.1		48,819.8		129,644.1		2,080.6	2.7
Real Estate & Property Services		88,264.9		3,607.0		11,179.6		103,051.5		1,653.9	2.2
Iron & Steel		84,913.9		1,475.8		15,927.1		102,316.8		1,642.1	2.1
Others (none greater than 2%)		1,384,223.1		69,926.2		340,225.7		1,794,375.0		28,797.5	37.6

Total	Rs.	3,943,449.1	Rs.	195,058.9	Rs.	628,002.3	Rs.	4,766,510.3	US$	76,496.9	100.0%

The Bank’s ten largest exposures as of March 31, 2014 and March 31, 2015, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2014
	Funded Exposure		Non-Funded Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	121,804.1	Rs.	150.1	Rs.	121,954.2
Borrower 2		39,740.2		35,500.0		75,240.2
Borrower 3		42,582.3		22,489.0		65,071.3
Borrower 4		26,948.1		15,568.4		42,516.5
Borrower 5		42,500.0		—		42,500.0
Borrower 6		12,469.1		23,604.9		36,074.0
Borrower 7		30,000.0		—		30,000.0
Borrower 8		27,400.0		2,239.2		29,639.2
Borrower 9		26,980.8		3.3		26,984.1
Borrower 10		18,797.6		7,967.2		26,764.8

	As of March 31, 2015
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	122,505.0	Rs.	290.5	Rs.	122,795.5	US$	1,970.7
Borrower 2		25,516.9		55,571.8		81,088.7		1,301.4
Borrower 3		22,117.2		50,000.0		72,117.2		1,157.4
Borrower 4		65,000.0		16.3		65,016.3		1,043.4
Borrower 5		23,919.4		21,789.0		45,708.4		733.6
Borrower 6		38,545.2		2,068.5		40,613.7		651.8
Borrower 7		496.1		34,598.7		35,094.8		563.2
Borrower 8		35,000.0		—		35,000.0		561.7
Borrower 9		15,512.9		15,134.6		30,647.5		491.9
Borrower 10		15,338.0		15,127.9		30,465.9		488.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2014		2015		2015
	(In millions)
Land and premises	Rs.	14,659.9	Rs.	15,339.0	US$	246.2
Software and systems		13,150.2		16,123.2		258.8
Equipment and furniture		44,907.5		49,270.1		790.7

Property and equipment, at cost		72,717.6		80,732.3		1,295.7
Less: Accumulated depreciation		41,348.5		47,376.4		760.4

Property and equipment, net	Rs.	31,369.1	Rs.	33,355.9	US$	535.3

Depreciation and amortization charged for the years ended March 31, 2013, March 31,2014 and March 31, 2015 was Rs. 6,686.2 million, Rs. 6,980.3 million and Rs. 6,905.8 million (US$ 110.8 million), respectively.

14. Goodwill and other intangible assets

Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the year ended March 31, 2014 and the year ended March 31, 2015. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2014 and March 31, 2015:

	As of March 31, 2014						As of March 31, 2015
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	8,133.0	Rs.	202.0	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	US$	—
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		4,414.0		—		4,414.0		4,414.0		—		—
Favorable leases		543.0		514.0		29.0		543.0		531.0		12.0		0.2

Total	Rs.	16,002.0	Rs.	15,771.0	Rs.	231.0	Rs.	16,002.0	Rs.	15,990.0	Rs.	12.0	US$	0.2

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amortization charged for the years ended March 31, 2013, March 31, 2014 and March 31, 2015 was Rs. 2,304.5 million, Rs. 1,538.5 million and Rs. 219.0 million (US$ 3.5 million), respectively.

The estimated amortization expense for intangible assets for each of the five succeeding twelve months period is given in the table below:

	As of March 31,
	2015		2015
	(In millions)
To be amortized during the twelve months ending March 31:
2016	Rs.	7.0	US$	0.1
2017		3.0		0.1
2018		1.0		—
2019		1.0		—
2020		—		—

15. Other assets

Other assets include the following:

	As of March 31,
	2014		2015		2015
	(In millions)
Security deposits for leased property	Rs.	3,728.7	Rs.	4,232.1	US$	67.9
Sundry accounts receivable		22,455.4		12,492.3		200.5
Advance tax (net of provision for taxes)		12,251.3		14,703.2		236.0
Advances		1,444.8		2,682.1		43.0
Prepaid expenses		1,160.2		1,454.2		23.3

Restricted cash/ securitization margin for credit enhancement and securitized transactions		3,677.4		3,197.0		51.3
Derivatives (refer to note 24)		142,479.3		72,415.7		1,162.2
Others		27,093.9		19,301.4		309.8

Total	Rs.	214,291.0	Rs.	130,478.0	US$	2,094.0

16. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2014 and March 31, 2015 were as follows:

	As of March 31,
	2014		2015		2015
	(In millions)
Interest-bearing:
Savings deposits	Rs.	1,031,326.1	Rs.	1,249,266.1	US$	20,049.2
Time deposits		2,025,828.4		2,519,412.7		40,433.5

Total interest-bearing deposits		3,057,154.5		3,768,678.8		60,482.7
Non-interest-bearing deposits		612,845.6		733,032.0		11,764.3

Total	Rs.	3,670,000.1	Rs.	4,501,710.8	US$	72,247.0

As of March 31, 2014 and March 31, 2015, time deposits of Rs. 1,327,554.2 million and Rs. 1,737,103.7 million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2014 and March 31, 2015, time deposits in excess of Rs. 0.1 million aggregated Rs. 1,872,806.1 million and Rs. 2,365,836.3 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2015, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2015
	(In millions)
Due to mature in the fiscal year ending March 31:
2016	Rs.	1,737,103.7	US$	27,878.4
2017		507,781.4		8,149.3
2018		122,233.3		1,961.7
2019		88,001.3		1,412.3
2020		47,145.4		756.6
Thereafter		17,147.6		275.2

Total	Rs.	2,519,412.7	US$	40,433.5

17. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2014 and March 31, 2015 were comprised of the following:

	As of,
	March 31, 2014		March 31, 2015		March 31, 2015
	(In millions)
Borrowed in the call market	Rs.	13,937.3	Rs.	14,851.7	US$	238.3
Term borrowings from institutions/banks		49,550.0		80,002.8		1,284.0
Foreign currency borrowings		83,313.8		119,337.4		1,915.2
Bills rediscounted		3,974.4		—		—

Total	Rs.	150,775.5	Rs.	214,191.9	US$	3,437.5

Total borrowings outstanding:

Maximum amount outstanding	Rs.	383,190.9	Rs.	276,731.0	US$	4,441.2

Average amount outstanding	Rs.	213,031.8	Rs.	143,975.8	US$	2,310.6

Weighted average interest rate		3.3%		3.0%		3.0%

18. Long-term debt

Long-term debt as of March 31, 2014 and March 31, 2015 comprised of the following:

	As of
	March 31, 2014		March 31, 2015		March 31, 2015
	(In millions)
Subordinated debt	Rs.	174,730.5	Rs.	175,849.0	US$	2,822.2
Others		220,478.1		282,085.4		4,527.1

Total	Rs.	395,208.6	Rs.	457,934.4	US$	7,349.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long term debt as of March 31, 2014 and March 31, 2015 and the related contractual rates and maturity dates:

	Years ended March 31,
	2014				2015
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Lower Tier II
Fixed rate	2015 - 2024	5.90% to 10.70%	Rs.	132,580.0	2016 - 2025	6.00% to 10.70%	Rs.	133,440.0	US$	2,141.6
Upper Tier II
Fixed rate	2016 - 2021	8.70% to 10.85%		34,159.0	2016 - 2021	8.70% to 10.85%		34,159.0		548.2
Variable rate	2016 - 2017	LIBOR+1.2		5,991.5	2016 - 2017	LIBOR+1.2		6,250.0		100.3
Perpetual debt	2016 - 2017	9.92%		2,000.0	2016 - 2017	9.92%		2,000.0		32.1
Others
Variable rate—(1)	2015 - 2018	1.25% to 3.00%		129,708.4	2016 - 2018	1.50% to 2.59%		49,375.0		792.3
Variable rate—(2)	2015 - 2018	10.25% to 11.35%		57,299.7	2016 - 2019	9.95% to 10.55%		72,737.8		1,167.4
Fixed rate—(1)	2015 - 2019	8.54% to 10.81%		33,470.0	2016 - 2025	8.45% to 10.81%		83,950.0		1,347.3
Fixed rate—(2)					2016 - 2018	1.11% to 4.30%		76,022.6		1,220.1

Total			Rs.	395,208.6			Rs.	457,934.4	US$	7,349.3

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2015
	(In millions)
Due in the twelve months ending March 31:
2016	Rs.	39,713.0	US$	637.3
2017		101,547.4		1,629.7
2018		98,097.7		1,574.3
2019		39,397.3		632.3
2020		2,500.0		40.1
Thereafter (1)		174,679.0		2,803.4

Total	Rs.	455,934.4	US$	7,317.1

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

During the year ended March 31, 2015 the Bank issued subordinated debt qualifying for Lower Tier II capital, under RBI regulatory guidelines, amounting to Rs. 5,000 million (previous period Rs. 2,300.0 million) and raised other long term debt Rs. 99,257.6 million (previous period Rs. 144,041.9 million).

As of March 31, 2014 and March 31, 2015, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 129,708.4 million and Rs. 125,397.6 million, respectively, and functional currency borrowings aggregating to Rs. 90,769.7 million and Rs. 156,687.8 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2014		2015		2015
	(In millions)
Bills payable	Rs.	56,112.0	Rs.	60,853.2	US$	976.6
Remittances in transit		22,174.7		17,791.9		285.5
Accrued expenses		20,591.7		20,468.3		328.5
New account deposits		7,073.8		12,966.3		208.1
Accounts payable		64,086.3		26,785.7		429.9
Derivatives (refer to note 24)		124,176.3		71,767.5		1,151.8
Others		54,472.9		40,288.7		646.7

Total	Rs.	348,687.7	Rs.	250,921.6	US$	4,027.1

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2014 and March 31, 2015 was Rs. 176.3 million and Rs. 285.6 million (US$ 4.6 million), respectively.

20. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after tax for the years ended March 31, 2014 and March 31, 2015.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2013	Rs.	222.4	Rs.	263.0	Rs.	485.4
Net unrealized gain/(loss) arising during the period		(12,267.8)		211.5		(12,056.3)
Amounts reclassified to income		(19.5)		—		(19.5)

Balance, March 31, 2014	Rs.	(12,064.9)	Rs.	474.5	Rs.	(11,590.4)

Balance, March 31, 2014	Rs.	(12,064.9)	Rs.	474.5	Rs.	(11,590.4)

Net unrealized gain/(loss) arising during the period		22,188.9		92.9		22,281.8
Amounts reclassified to income		135.0		—		135.0

Balance, March 31, 2015	Rs.	10,259.0	Rs.	567.4	Rs.	10,826.4

Balance, March 31, 2015	US$	164.6	US$	9.2	US$	173.8

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related tax effect for period ended March 31, 2014 and March 31, 2015.

	As of March 31,
	2014		2015		2015
	(In millions)
Available for sale securities:

Realized (gain)/loss on sales of available for sale securities, net	Rs.	(29.5)	Rs.	202.7	US$	3.3
Other than temporary impairment losses on available for sale securities		—		1.8		—

Total before tax	Rs.	(29.5)	Rs.	204.5	US$	3.3
Income tax		10.0		(69.5)		(1.1)

Net of tax	Rs.	(19.5)	Rs.	135.0	US$	2.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2013		2014		2015		2015
	(In millions)
Current income tax expense	Rs.	35,848.5	Rs.	44,324.2	Rs.	54,954.4	US$	882.0
Deferred income tax (benefit) expense*		(4,881.7)		(1,994.6)		(352.1)		(5.7)
Interest on income tax refund		(1,126.7)		(25.4)		(82.4)		(1.3)

Income tax expense**	Rs.	29,840.1	Rs.	42,304.2	Rs.	54,519.9	US$	875.0

*	Includes deferred income tax benefits on the amortization of intangible assets of Rs. 747.7 million, Rs. 495.6 million and Rs. 74.4 million for fiscals March 31, 2013, March 31, 2014 and March 31, 2015, respectively.
**	Does not include the deferred tax effects of unrealized gains and losses on available for sale securities that are included in accumulated other comprehensive income of Rs. (3,771.9) million, Rs. 6,310.3 million and Rs. (11,425.5) million for fiscals March 31, 2013, March 31, 2014 and March 31, 2015, respectively. Includes income tax effects on reclassification adjustment on gains and losses on available for sale securities included in net income reclassified from accumulated other comprehensive income of Rs. 103.8 million, Rs. 10.0 million and Rs. (69.5) million for fiscals March 31, 2013, March 31, 2014 and March 31, 2015, respectively. Further, pretax income and income tax expense are substantially from India.

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2013		2014		2015		2015
	(In millions)
Income before income tax expense	Rs.	91,974.8	Rs.	121,750.4	Rs.	154,024.6	US$	2,471.9
Statutory income tax rate		32.45%		33.99%		33.99%		33.99%
Expected income tax expense		29,841.2		41,383.0		52,353.0		840.2
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund, net of tax effect		(761.1)		(16.8)		(54.4)		(0.9)
Nondeductible stock-based compensation		1,471.0		1,867.9		3,106.3		49.9
Income exempt from taxes		(593.5)		(450.9)		(1,026.6)		(16.5)
Effect of change in statutory tax rate		—		(606.6)		—		—
Other, net		(117.5)		127.6		141.6		2.3

Income tax expense	Rs.	29,840.1	Rs.	42,304.2	Rs.	54,519.9	US$	875.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2014		2015		2015
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	11,221.9	Rs.	12,576.7	US$	201.8
Unrealized loss on securities available for sale		6,274.7		—		—
Investments, others		441.9		4.6		0.1
Derivatives		489.7		820.9		13.2
Employee benefits		2,048.5		1,225.8		19.7
Others		2,935.0		3,212.8		51.5

Deferred tax asset		23,411.7		17,840.8		286.3

Taxable temporary differences:
Property and equipment		783.6		891.3		14.3
Loan origination cost		1,577.2		1,944.9		31.2
Unrealized gain on securities available for sale		—		5,209.8		83.6
Intangible assets		78.5		4.1		0.1

Deferred tax liability		2,439.3		8,050.1		129.2

Net deferred tax asset (liability)	Rs.	20,972.4	Rs.	9,790.7	US$	157.1

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future pretax income. The total unrecognized tax benefit as on March 31, 2014 and March 31, 2015 is Rs. 648.3 million and Rs. 648.3 million, respectively. The Bank recognised interest income but no interest expense or penalty for the years ended March 31, 2013, March 31, 2014 and March 31, 2015. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax authorities) is pending from fiscal 2013 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
	2014		2015		2015
	(In millions)
Opening balance	Rs.	648.3	Rs.	648.3	US$	10.4
Increase/(decrease) related to prior year tax positions		—		—		—

Closing balance	Rs.	648.3	Rs.	648.3	US$	10.4

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense provisions by Rs. 648.3 million as of March 31, 2015 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

The Bank’s policy is to include interest and penalties related to gross unrecognized tax benefits within income taxes

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Plan B, Plan C, Plan D, Plan E and Plan F provide for the issuance of options at the recommendation of the Compensation Committee at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange. For Plan B the price is that quoted on an Indian stock exchange with the highest trading volume during the preceding two weeks, while for Plan C, Plan D, Plan E and Plan F, the price is that quoted on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Presently, there are no stock options issued and outstanding under Plan B.

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

On July 20, 2013, the Compensation Committee of the Board approved the grant of a total of 32,926,500 options (Scheme XIX), a total of 7,085,000 (Scheme XX) and a total of 7,017,000 options (Scheme XXI) to the employees of the Bank, respectively. On December 24, 2013, the Compensation Committee of the Board approved the grant of a total of 31,500 options (Scheme XXII) to the employees of the Bank. On July 26, 2014, the Compensation Committee of the Board approved the grant of 574,000 options (Scheme XXIII) and 41,085,000 options (Scheme XXIV) to the employees of the Bank, respectively.

Modification of employee stock option schemes

During the period ended March 31, 2013, March 31, 2014 and March 31, 2015, there were no modifications to employee stock option schemes.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2013*	2014	2015
Dividend yield	—	0.81%-0.83%	0.82%
Expected volatility	—	28.57%-41.52%	24.30%-32.00%
Risk-free interest rate	—	8.21%-9.08%	8.42%-8.63%
Expected term (in years)	—	3.81-5.44	4.13-5.45

*	no options were granted during the period

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Options available to be granted years ending March 31,
	2013	2014	2015
Options available to be granted, beginning of period*	57,116,000	58,080,400	112,121,300
Equity shares allocated for grant under the plan	—	100,000,000	—
Options granted	—	(47,060,000)	(41,659,000)
Forfeited/ lapsed*	964,400	1,100,900	2,385,050

Options available to be granted, end of period	58,080,400	112,121,300	72,847,350

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/ lapse are not available for re-issue.

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2013			2014			2015
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	99,872,740	Rs.	389.52	65,443,045	Rs.	417.32	92,476,600	Rs.	556.06
Granted	—		—	47,060,000		679.99	41,659,000		835.50
Exercised*	(33,459,050)		333.87	(18,903,115)		382.63	(22,700,740)		438.50
Forfeited	(848,800)		461.85	(1,017,800)		618.30	(2,296,500)		761.32
Lapsed	(121,845)		236.79	(105,530)		247.18	(105,360)		368.42

Options outstanding, end of period	65,443,045	Rs.	417.32	92,476,600	Rs.	556.06	109,033,000	Rs.	683.16

Options exercisable, end of period	56,752,845	Rs.	409.46	46,137,600	Rs.	431.59	41,871,400	Rs.	537.99

Weighted average fair value of options granted during the year		Rs.	—		Rs.	258.53		Rs.	302.31

*	As of March 31, 2013 includes 728,290 options exercised, pending allotment of equity shares. As of March 31, 2014 excludes 728,290 options of equity shares allotted which were exercised in previous year.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about stock options outstanding as of March 31, 2015:

		As of March 31, 2015
Plan	Range of exercise price	Number Of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.680.00 to Rs.835.50 (or US$ 10.91 to US$ 13.41)	6,778,000	4.32	Rs.	692.50
Plan D	Rs.680.00 (or US$ 10.91)	6,402,300	4.26		680.00
Plan E	Rs.440.16 to Rs.680.00 (or US$ 7.06 to US$ 10.91)	55,939,700	3.05		573.70
Plan F	Rs.835.50 (or US$ 13.41)	39,913,000	5.22		835.50

The intrinsic value, of options exercised during the year ended March 31, 2013, March 31, 2014 and March 31, 2015 at grant date was Rs. 151.5 million, Rs. 129.7 million and Rs. 122.1 million, respectively and at exercise date was Rs. 9,152.2 million, Rs. 5,359.2 million and Rs. 9,662.4 million, respectively. The aggregate intrinsic value as of grant date and as at March 31, 2015 attributable to options which are outstanding as on March 31, 2015 was Rs. 236.5 million (previous year Rs. 359.2 million) and Rs. 37,020.7 million (previous year Rs. 17,823.9 million), respectively. The aggregate intrinsic value as at grant date and as at March 31, 2015 attributable to options exercisable as on March 31, 2015 was Rs. 236.5 million (previous year Rs. 359.2 million) and was Rs. 20,295.7 million (previous year Rs. 14,635.3 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 4,533.7 million, Rs. 5,495.5 million and Rs. 9,138.8 million during the years ended March 31, 2013, March 31, 2014 and March 31, 2015, respectively. There is no tax benefit recognized associated with share based compensation expense. As of March 31, 2015, there were 67,161,600 (previous year 46,339,000) unvested options with weighted average exercise price of Rs. 773.7 (previous year Rs. 680.0) and aggregate intrinsic value at grant date and as at March 31, 2015, was nil (previous year nil) and was Rs. 16,725.1 million (previous year Rs. 3,188.6 million), respectively. As at March 31, 2015, the total estimated compensation cost to be recognized in future periods was Rs. 8,515.3 million (previous year Rs. 6,299.7 million). This is expected to be recognized over a weighted average period of 0.7 years.

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

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2014 and March 31, 2015:

	As of March 31,
	2014		2015		2015
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	2,062.8	Rs.	2,374.3	US$	38.1
Service cost		388.8		504.7		8.1
Interest cost		178.7		182.4		2.9
Actuarial(gains)/ losses		(101.8)		204.4		3.3
Benefits paid		(154.2)		(159.9)		(2.6)

Projected benefit obligation, end of the period		2,374.3		3,105.9		49.8

Change in plan assets:
Fair value of plan assets, beginning of the period		1,302.3		1,726.0		27.7
Expected return on plan assets		121.1		166.2		2.7
Actuarial gains/(losses)		18.6		213.5		3.4

Actual return on plan assets		139.7		379.7		6.1
Employer contributions		438.2		483.0		7.8
Benefits paid		(154.2)		(159.9)		(2.6)

Fair value of plan assets, end of the period		1,726.0		2,428.8		39.0

Funded Status	Rs.	(648.3)	Rs.	(677.1)	US$	(10.8)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs.616.4 million. The accumulated benefit obligation as of March 31, 2014 and March 31, 2015 was Rs. 1,535.7 million and Rs. 1,680.6 million, respectively. The vested accumulated benefit obligation as on March 31, 2014 and March 31, 2015 was Rs. 1,017.3 million and Rs. 1,137.8 million, respectively.

Net gratuity cost for the years ended March 31, 2013, March 31, 2014 and March 31, 2015 was comprised of the following components:

	Fiscal years ended March 31,
	2013		2014		2015		2015
	(In millions)
Service cost	Rs.	387.2	Rs.	388.8	Rs.	504.7	US$	8.1
Interest cost		130.6		178.7		182.4		2.9
Expected return on plan assets		(88.8)		(121.1)		(166.2)		(2.7)
Actuarial (gains)/ losses		(20.4)		(120.4)		(9.1)		(0.1)

Net gratuity cost	Rs.	408.6	Rs.	326.0	Rs.	511.8	US$	8.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2013	2014	2015
	(% per annum)
Discount rate*	8.1	9.0	8.0
Rate of increase in compensation levels of covered employees	8.5	8.5	8.0
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2016	Rs.	175.0
2017		185.2
2018		202.0
2019		291.8
2020		337.3
2021-2025		1,170.2

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2015.

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2015, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2015
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	52.2%	27.0%	40.2%
Debenture and bonds	29.9%	13.6%	45.1%
Equity securities	5.5%	53.7%	—
Other	12.4%	5.7%	14.7%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2015 are provided separately.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2014 and March 31, 2015:

	As of March 31,
	2014		2015		2015
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	581.9	Rs.	588.9	US$	9.5
Service cost		7.7		10.2		0.2
Interest cost		48.4		43.7		0.7
Actuarial (gains)/losses		39.7		11.0		0.2
Benefits paid		(88.8)		(79.4)		(1.3)

Projected benefit obligation, end of the period		588.9		574.4		9.3

Change in plan assets:
Fair value of plan assets, beginning of the period		488.8		479.9		7.7
Expected return on plan assets		38.7		36.0		0.6
Actuarial gains/(losses)		34.5		(23.8)		(0.4)

Actual return on plan assets		73.2		12.2		0.2
Employer contributions		6.7		6.4		0.1
Benefits paid		(88.8)		(79.4)		(1.3)

Fair value of plan assets, end of the period		479.9		419.1		6.7

Funded Status	Rs.	(109.0)	Rs.	(155.3)	US$	(2.6)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 157.0 million. The accumulated benefit obligation as of March 31, 2014 and March 31, 2015 was Rs. 375.8 million and Rs. 339.6 million, respectively. The vested accumulated benefit obligation as of March 31, 2014 and March 31, 2015 was Rs. 264.0 million and Rs. 223.3 million, respectively.

Net pension cost for the year ended March 31, 2013, March 31, 2014 and March 31, 2015 was comprised of the following components:

	As of March 31,
	2013		2014		2015		2015
	(in millions)
Service cost	Rs.	13.2	Rs.	7.7	Rs.	10.2	US$	0.2
Interest cost		41.8		48.4		43.7		0.7
Expected return on plan assets		(40.0)		(38.7)		(36.0)		(0.6)
Actuarial (gains)/losses		85.1		5.2		34.8		0.6

Net pension cost	Rs.	100.1	Rs.	22.6	Rs.	52.7	US$	0.9

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2013	2014	2015
	(% per annum)
Discount rate*	8.1	9.0	8.0
Rate of increase in compensation levels of covered employees	8.5	8.5	8.0
Rate of return on plan assets	8.0	8.0	8.0

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2016	Rs.	79.1
2017		38.0
2018		76.7
2019		88.5
2020		76.2
2021-2025		225.7

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2015.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2015 is as follows:

Asset category	Funds managed by trust
Government securities	7.0%
Debenture and bonds	78.2%
Other	14.8%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 32 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2014 and March 31, 2015 are summarized in the table below.

	As of March 31, 2014						As of March 31, 2015
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	404.0	Rs.	—	Rs.	—	Rs.	489.2
Funds managed by insurance company (2)		—		1,082.3		—		—		1,688.6		—
Funds managed by trust
— Government securities		—		113.6		—		—		130.2		—
— Debenture and bonds		—		441.3		—		—		440.9		—
— Others		164.7		—		—		99.0		—		—

Total	Rs.	164.7	Rs.	1,637.2	Rs.	404.0	Rs.	99.0	Rs.	2,259.7	Rs.	489.2

							US$	1.6	US$	36.3	US$	7.8

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2014 and 2015.

	Funds managed by Insurance companies as of March 31,
	2014		2015		2015
	(In millions)
Particular
Opening balance	Rs.	378.6	Rs.	404.0	US$	6.5
Realized interest credited to fund		31.5		—		—
Contribution during the period		131.5		140.8		2.2
Amount paid towards claim		(137.6)		(55.6)		(0.9)

Closing balance	Rs.	404.0	Rs.	489.2	US$	7.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 373.3 million, Rs. 432.2 million and Rs. 536.8 million to the superannuation plan for the years ended March 31, 2013, March 31, 2014 and March 31, 2015, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.0065 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 1,295.4 million, Rs. 1,433.4 million and Rs. 1,600.2 million to the provident fund for the years ended March 31, 2013, March 31, 2014 and March 31, 2015, respectively.

Compensated absences

The Bank has provided for unutilized leave balances as on March 31, 2015 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2014 and March 31, 2015, together with the fair values on each reporting date.

	As of March 31, 2014
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	1,772,658.7	Rs.	10,766.4	Rs.	12,240.7	Rs.	(1,474.3)
Currency options		165,920.4		1,329.4		1,640.4		(311.0)
Currency swaps		71,041.3		5,055.9		3,326.6		1,729.3
Forward exchange contracts		4,753,861.2		125,327.6		106,968.6		18,359.0

Total	Rs.	6,763,481.6	Rs.	142,479.3	Rs.	124,176.3	Rs.	18,303.0

	As of March 31, 2015
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)

Interest rate derivatives	Rs.	2,210,332.2	Rs.	6,959.2	Rs.	7,289.0	Rs.	(329.8)	US$	35,473.2	US$	(5.3)
Forward rate agreements		8,098.5		2.5		2.6		(0.1)		130.0		—
Currency options		144,827.2		952.5		1,062.1		(109.6)		2,324.3		(1.8)
Currency swaps		70,521.8		4,225.2		3,093.3		1,131.9		1,131.8		18.2
Forward exchange contracts		6,740,520.9		60,276.3		60,320.5		(44.2)		108,177.2		(0.7)

Total	Rs.	9,174,300.6	Rs.	72,415.7	Rs.	71,767.5	Rs.	648.2	US$	147,236.5	US$	10.4

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2014		2015		2015
	(In millions)
Interest rate derivatives	Rs.	(1,768.7)	Rs.	(383.4)	US$	(6.2)
Forward rate agreements		—		3.0		—
Currency options		250.0		303.0		4.9
Currency swaps		662.6		151.3		2.4
Forward exchange contracts		975.6		(7,466.9)		(119.7)

Total gains/(losses)	Rs.	119.5	Rs.	(7,393.0)	US$	(118.6)

Offsetting

The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and ASC 815-10-45.

The Bank enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.

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

	As of March 31, 2014
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)

Financial assets

Derivative assets	Rs.	142,479.3	Rs.	—	Rs.	142,479.3	Rs.	101,787.6	Rs.	9,191.9	Rs.	31,499.8

Securities purchased under agreements to resell		57,322.6		—		57,322.6		—		57,322.6		—
Financial liabilities

Derivative liabilities	Rs.	124,176.3	Rs.	—	Rs.	124,176.3	Rs.	101,787.6	Rs.	305.3	Rs.	22,083.4

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/ liability balance, and accordingly, do not include excess collateral received/ pledged.

	As of March 31, 2015
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount		Net amount
	(In millions)

Financial assets

Derivative assets	Rs.	72,415.7	Rs.	—	Rs.	72,415.7	Rs.	53,534.5	Rs.	2,761.7	Rs.	16,119.5	US$	258.7
Securities purchased under agreements to resell		1,592.6		—		1,592.6		—		1,592.6		—		—
Financial liabilities

Derivative liabilities	Rs.	71,767.5	Rs.	—	Rs.	71,767.5	Rs.	53,534.5	Rs.	390.8	Rs.	17,842.2	US$	286.3

Securities sold under repurchase agreements		50,000.0		—		50,000.0		—		50,000.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/ liability balance, and accordingly, do not include excess collateral received/ pledged.

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill his financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case by case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and outstanding range from 1 day to 17.9 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In terms of FASB ASC 460-10 the Bank has recognized a liability of Rs. 1,301.7 million and Rs. 1,509.7 million as of March 31, 2014 and March 31, 2015, respectively, in respect of guarantees issued or modified. Based on historical trends, in terms of FASB ASC 450, the Bank has recognized a liability of Rs. 846.0 million and Rs. 973.3 million as of March 31, 2014 and March 31, 2015, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2014		2015		2015
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	161,259.8	Rs.	160,779.8	US$	2,580.3
Performance guarantees		88,204.3		114,906.3		1,844.1
Documentary credits		192,095.2		279,900.5		4,492.1

Total	Rs.	441,559.3	Rs.	555,586.6	US$	8,916.5

Estimated fair values:
Guarantees	Rs.	(1,301.7)	Rs.	(1,509.7)	US$	(24.2)
Documentary credits		(179.0)		(249.0)		(4.0)

Total	Rs.	(1,480.7)	Rs.	(1,758.7)	US$	(28.2)

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

Loan sanction letters

The Bank issues sanction letters indicating its intent to provide new loans to certain customers. The aggregate of loans contemplated in these letters that had not yet been disbursed was Rs. 628,087.2 million (US$ 10,080.0 million) as of March 31, 2015. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. The Bank has no commitment to lend under these letters. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan.

25. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2014 and March 31, 2015. The estimated fair value amounts as of March 31, 2014 and March 31, 2015 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Financial instruments valued at carrying value

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks,non-interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, acceptances, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Trading securities

Trading securities are carried at fair value based on quoted market prices. If quoted market prices did not exist, fair values were estimated using market yield on balance period to maturity on similar instruments and similar credit risk. For more information on the fair value of these securities, refer to Note 5.

Available for sale securities

Available for sale investments principally comprise of debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using a market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities are estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities. For more information on the fair value of these securities, refer to Note 6.

Loans

The fair values of consumer installment loans and other consumer loans that do not reprice or mature frequently are estimated using discounted cash flow models. The discount rates are based on internal models which have been changed during the current year from discount rates based on current market price for loans with similar characteristics and risk factors. The Level 3 loans would decrease (increase) in value based upon an increase (decrease) in discount rate. Since substantially all individual lines of credit and other variable rate consumer loans reprice frequently, with interest rates reflecting current market pricing, the carrying values of these loans approximate their fair values.

The fair values of commercial loans that do not reprice or mature within relatively short time frames are estimated using discounted cash flow models. The discount rates are based on internal models which have been changed during the current year from discount rates based on current market price for loans with similar characteristics and risk factors. The Level 3 loans would decrease (increase) in value based upon an increase (decrease) in discount rate. For commercial loans that reprice within relatively short time frames, the carrying values approximate their fair values.

For purposes of these fair value estimates, the fair values of impaired loans were computed by deducting an estimated market discount from their carrying values to reflect the uncertainty of future cash flows.

Deposits

The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand. For deposits with defined maturities, the fair values were estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities.

Short-term borrowings

The fair values of the Bank’s short-term debt were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

Long-term debt

The fair values of the Bank’s unquoted long-term debt instruments were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Term placements

The fair values of term placements were estimated using discounted cash flow models. The discount rates were based on current market pricing for placements with similar characteristics and risk factors.

Derivatives

See note 24

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2014										March 31, 2015
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	370,835.2	Rs.	370,835.2	Rs.	—	Rs.	—	Rs.	370,835.2	Rs.	341,124.3	Rs.	341,124.3	Rs.	—	Rs.	—	Rs.	341,124.3	US$	5,474.6	US$	5,474.6
Term placements		176,481.7		—		176,346.4		—		176,346.4		169,989.5		—		169,990.7		—		169,990.7		2,728.1		2,728.1
Investments held for trading		65,077.9		25.9		65,052.0		—		65,077.9		61,292.8		—		61,292.8		—		61,292.8		983.7		983.7
Investments available for sale*		908,128.9		341.1		907,787.8		—		908,128.9		1,503,708.4		105,008.8		1,382,450.2		16,249.4		1,503,708.4		24,132.8		24,132.8
Securities purchased under agreements to resell		57,322.6		—		57,322.6		—		57,322.6		1,592.6		—		1,592.6		—		1,592.6		25.6		25.6
Loans		3,185,648.1		—		3,220,631.0		—		3,220,631.0		3,896,115.0		—		1,190,272.3		2,726,798.2		3,917,070.5		62,527.9		62,864.2
Accrued interest receivable		40,388.5		—		40,388.5		—		40,388.5		45,705.0		—		45,705.0		—		45,705.0		733.5		733.5
Other assets		186,036.9		—		184,774.8		—		184,774.8		109,722.4		—		108,346.3		—		108,346.3		1,760.9		1,738.8
Financial Liabilities:
Interest-bearing deposits		3,057,154.5		—		3,039,651.4		—		3,039,651.4		3,768,678.8		—		3,766,754.6		—		3,766,754.6		60,482.7		60,451.8
Non-interest-bearing deposits		612,845.6		—		612,845.6		—		612,845.6		733,032.0		—		733,032.0		—		733,032.0		11,764.3		11,764.3
Securities sold under repurchase agreements		—		—		—		—		—		50,000.0		—		50,000.0		—		50,000.0		802.4		802.4
Short-term borrowings		150,775.5		—		151,062.9		—		151,062.9		214,191.9		—		214,448.4		—		214,448.4		3,437.5		3,441.6
Accrued interest payable		27,734.7		—		27,734.7		—		27,734.7		32,689.5		—		32,689.5		—		32,689.5		524.6		524.6
Long-term debt		395,208.6		—		399,998.8		—		399,998.8		457,934.4		—		466,351.5		—		466,351.5		7,349.3		7,484.4
Accrued expenses and other liabilities		295,116.6		—		295,116.6		—		295,116.6		200,563.5		—		200,563.5		—		200,563.5		3,218.8		3,218.8

*	excluding investments carried at cost Rs. 704.4 million (US$11.3 million) (as at March 31, 2014, Rs.695.4 million)

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

Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions. Wholesale banking segment includes unallocated tax balances and other items.

Summarized segment information for the years ended March 31, 2013, March 31, 2014 and March 31, 2015:

	Fiscal years ended March 31,
	2013								2014
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/ (expense) (External)	Rs.	88,384.7	Rs.	68,846.3	Rs.	(154.5)	Rs.	157,076.5	Rs.	105,479.2	Rs.	82,160.1	Rs.	4,932.8	Rs.	192,572.1
Net interest income/ (expense) (Internal)		39,908.1		(41,783.7)		1,875.6		—		46,099.3		(48,923.0)		2,823.7		—

Net interest revenue		128,292.8		27,062.6		1,721.1		157,076.5		151,578.5		33,237.1		7,756.5		192,572.1

Less: Provision for credit losses		11,107.1		1,580.9		—		12,688.0		14,942.4		2,485.7		—		17,428.1

Net interest revenue, after allowance for credit losses		117,185.7		25,481.7		1,721.1		144,388.5		136,636.1		30,751.4		7,756.5		175,144.0

Non-interest revenue		56,181.9		6,619.0		2,376.5		65,177.4		62,670.8		8,551.4		(387.7)		70,834.5

Non-interest expense		(105,510.9)		(9,803.3)		(2,276.9)		(117,591.1)		(116,511.1)		(6,354.4)		(1,362.6)		(124,228.1)

Income before income tax	Rs.	67,856.7	Rs.	22,297.4	Rs.	1,820.7	Rs.	91,974.8	Rs.	82,795.8	Rs.	32,948.4	Rs.	6,006.2	Rs.	121,750.4

Income tax expense							Rs.	29,840.1							Rs.	42,304.2

Segment assets:
Segment total assets	Rs.	2,301,087.4	Rs.	1,684,462.0	Rs.	385,356.7	Rs.	4,370,906.1	Rs.	2,838,734.3	Rs.	1,776,968.9	Rs.	509,704.1	Rs.	5,125,407.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31
	2015
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)

Net interest income/(expense) (External)	Rs.	110,165.3	Rs.	108,033.7	Rs.	17,977.3	Rs.	236,176.3	US$	3,790.4
Net interest income/(expense) (Internal)		74,670.9		(67,529.7)		(7,141.2)		—		—
Net interest revenue		184,836.2		40,504.0		10,836.1		236,176.3		3,790.4
Less: Provision for credit losses		12,355.4		4,644.8		—		17,000.2		272.8

Net interest revenue, after allowance for credit losses		172,480.8		35,859.2		10,836.1		219,176.1		3,517.6

Non-interest revenue		73,189.9		9,557.4		(2,925.8)		79,821.5		1,281.1

Non-interest expense		(132,305.4)		(11,547.9)		(1,119.7)		(144,973.0)		(2,326.8)

Income before income tax	Rs.	113,365.3	Rs.	33,868.7	Rs.	6,790.6	Rs.	154,024.6	US$	2,471.9

Income tax expense							Rs.	54,519.9	US$	875.0

Segment assets:
Segment total assets	Rs.	3,528,407.2	Rs.	2,248,913.1	Rs.	481,695.5	Rs.	6,259,015.8	US$	100,449.7

27. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2014 and March 31, 2015 aggregated Rs. 2,492.2 million and Rs. 3,260.4 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for these indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2015 aggregated to Rs. 3,964.8 million (previous year Rs. 4,090.9). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The Bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal at the option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of March 31,
	2013		2014		2015		2015
	(In millions)

The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	7,006.1	Rs.	7,655.7	Rs.	8,974.5	US$	144.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2015 were as follows:

Year ending March 31,	Payments
	(In millions)
2016	Rs.	8,070.8	US$	129.5
2017		7,861.9		126.2
2018		7,220.7		115.9
2019		6,271.6		100.7
2020		5,384.1		86.4
Thereafter		20,219.7		324.5

Total	Rs.	55,028.8	US$	883.2

Reward points

The movement in provision for credit card and debit card reward points as of March 31, 2014 and March 31, 2015 is as follows:.

	As of March 31,
	2014		2015		2015
	(In millions)
Opening provision of reward points	Rs.	1,300.7	Rs.	1,509.1	US$	24.2
Provision made during the year		1,008.9		1,066.8		17.1
Utilization/write back of provision		(577.2)		(637.6)		(10.2)

Effect of change in rate of accrual of reward points		(223.3)		(408.3)		(6.6)
Effect of change in cost of reward points		—		470.7		7.6

Closing provision of reward points	Rs.	1,509.1	Rs.	2,000.7	US$	32.1

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

Balances payable to related parties are as follows:

	As of March 31,
	2014						2015
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	29,348.1	Rs.	5,541.4	Rs.	34,889.5	Rs.	11,333.1	Rs.	6,902.2	Rs.	18,235.3	US$	292.7

Balances in interest-bearing deposits		25,600.3		1,341.6		26,941.9		10,701.3		1,482.7		12,184.0		195.5

Accrued expenses and other liabilities		143.2		—		143.2		192.5		—		192.5		3.1

Total	Rs.	55,091.6	Rs.	6,883.0	Rs.	61,974.6	Rs.	22,226.9	Rs.	8,384.9	Rs.	30,611.8	US$	491.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances receivable from related parties are as follows:

	As of March 31,
	2014						2015
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	450.9	Rs.	450.9	Rs.	—	Rs.	267.7	Rs.	267.7	US$	4.3
Other assets		126.4		701.6		828.0		150.4		443.3		593.7		9.5

Total	Rs.	126.4	Rs.	1,152.5	Rs.	1,278.9	Rs.	150.4	Rs.	711.0	Rs.	861.4	US$	13.8

Purchase of property and equipment from related parties for the years ended March 31, 2014 and 2015 were nil. Purchase and sale of investments from Others for the year ended March 31, 2015 were Rs. 9,326.3 million (previous year Rs. 2,365.6 million) and Rs. 3,374.1 million (previous year Rs.4,117.4 million), respectively. Investment of Others in the Bank’s tier II bonds for the year ended March 31, 2015 were Rs. 900.0 million (previous year Rs. 900.0 million).

Included in the determination of net income are the following significant transactions with related parties:

	March 31,
	2013						2014						2015
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	1,395.9	Rs.	6,689.5	Rs.	8,085.4	Rs.	1,308.1	Rs.	5,351.6	Rs.	6,659.7	Rs.	1,443.7	Rs.	7,108.8	Rs.	8,552.5	US$	137.3
Interest and Dividend revenue		—		19.1		19.1		—		110.8		110.8		—		73.4		73.4		1.2
Interest expense-Deposits		(97.9)		(131.8)		(229.7)		(88.3)		(199.6)		(287.9)		(76.0)		(224.8)		(300.8)		(4.8)
Non-interest expense-Administrative and other		(462.4)		(1,110.7)		(1,573.1)		(839.9)		(1,680.0)		(2,519.9)		(1,377.9)		(1,023.0)		(2,400.9)		(38.5)
Non-interest expense-Premises and equipment		(17.0)		(12.6)		(29.6)		(17.2)		(11.7)		(28.9)		(20.4)		(7.2)		(27.6)		(0.4)

Other transactions with principal owners are as follows:

During the years ended March 31, 2014 and March 31, 2015, the Bank purchased “AAA” rated home loans aggregating Rs. 55,560.7 million and Rs. 82,492.1 million, respectively. Dividends paid to HDFC Limited during the years ended March 31, 2014 and March 31, 2015 were Rs. 2,162.7 million and Rs. 2,693.5 million, respectively. The Bank also enters into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2015 was Rs. 1,000.0 million (previous year Rs. 2,500.0 million) and Rs. 18.0 million (previous year Rs. 70.8 million), respectively.

During the year ended March 31, 2015, the Bank issued Guarantees on behalf of Principal owner and Others for Rs. 1.1 million (previous year Rs.1.1 million) and for Rs. 13.4 million (previous year Rs. 0.4 million), respectively

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 34.9 million and 30.7 million were excluded from the calculation of diluted earnings per share for the years ended March 31, 2014 and March 31, 2015, respectively, as these were anti-dilutive.

	As of March 31,
	2013	2014	2015
Weighted average number of equity shares used in computing basic earnings per equity share	2,360,974,835	2,390,295,703	2,423,777,245
Effect of potential equity shares for stock options outstanding	25,132,636	17,849,608	23,563,558

Weighted average number of equity shares used in computing diluted earnings per equity share	2,386,107,471	2,408,145,311	2,447,340,803

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2013		2014		2015		2015
Basic earnings per share	Rs.	26.18	Rs.	33.18	Rs.	40.94	US$	0.66
Effect of potential equity shares for stock options outstanding		0.27		0.24		0.39		0.01

Diluted earnings per share	Rs.	25.91	Rs.	32.94	Rs.	40.55	US$	0.65

Basic earnings per ADS	Rs.	78.54	Rs.	99.54	Rs.	122.82	US$	1.98
Effect of potential equity shares for stock options outstanding		0.81		0.72		1.17		0.03

Diluted earnings per ADS	Rs.	77.73	Rs.	98.82	Rs.	121.65	US$	1.95

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2015 cannot exceed 35% of net income of Rs. 102,159.2 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2013, March 31, 2014 and March 31, 2015 were Rs. 5.50, Rs. 6.85 and Rs. 8.00 per equity share, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-deposit taking non-bank finance company and a subsidiary of the Bank. As at March 31, 2015, the stake-holding of the Bank in HDBFSL was 97.4%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2015 the Bank holds a 97.9% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2015, HDFC Bank Ltd. and its subsidiaries effectively hold 59.0% of the equity interests of ADFC. Members of the Bank’s management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

HBL Global Private Ltd (“HBL”) is a subsidiary of ADFC which holds 98.0% of its equity. HBL provides direct sales support for certain products of the Bank. The financial statements of HBL are consolidated.

31. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates as at March 31, 2015:

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

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/ (decrease) in the carrying value in these companies was Rs. 27.5 million in fiscal March 31, 2015 (previous year Rs. 53.3 million). This is included under non-interest revenue—other, net.

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

Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for sale securities: Available for sale investments are principally comprised of debt securities and are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.

Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities: There were no HTM securities as of March 31, 2014 and March 31, 2015.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 695.4 million on a recurring basis as of March 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	65,077.9	Rs.	25.9	Rs.	65,052.0	Rs.	—
Securities Available-for-Sale		908,128.9		341.1		907,787.8		—

Total	Rs.	973,206.8	Rs.	367.0	Rs.	972,839.8	Rs.	—

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 704.4 million (US$ 11.3 million) on a recurring basis as of March 31, 2015, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	61,292.8	Rs.	—	Rs.	61,292.8	Rs.	—
Securities Available-for-Sale		1,503,708.4		105,008.8		1,382,450.2		16,249.4

Total	Rs.	1,565,001.2	Rs.	105,008.8	Rs.	1,443,743.0	Rs.	16,249.4

Total	US$	25,116.5	US$	1,685.4	US$	23,170.3	US$	260.8

There have been no transfers between level 1, 2 and 3 for the year ended March 31, 2014 and March 31, 2015.

The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to asset-backed securities for the year ended March 31, 2015:

Particulars	As of March 31, 2015
(in millions)

Beginning balance at April 1, 2014	Rs.	—
Total gains or losses (realized/unrealized)
-Included in earnings		—
-Included in other comprehensive income		(315.0)
Purchases/additions		16,564.4
Sales		—
Issuances		—
Settlements		—
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2015	Rs.	16,249.4

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2015, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	72,415.7	Rs.	—	Rs.	72,415.7	Rs.	—
Derivative liabilities	Rs.	71,767.5	Rs.	—	Rs.	71,767.5	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Subsequent events

In the meeting of Board of Directors of the Bank held on April 23, 2015, the Board recommended a dividend of Rs. 8.00 per share, which has been subsequently approved by the shareholders in their Annual General Meeting, held on July 21, 2015. The total amount of dividend of Rs. 24,016.9 million including tax on distributed profits was paid subsequent to July 21, 2015.

The Bank has evaluated subsequent events from the balance sheet date through July 30, 2015 and determined that there are no other items to disclose.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashidhar Jagdishan
Name: Sashidhar Jagdishan
Title: Chief Financial Officer
Date: July 30, 2015

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

2.1	Deposit Agreement among HDFC Bank, JPMorgan Chase Bank, N.A. and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.2	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.3	Amendment number 1, to the Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (incorporated herein by reference to F-6 filed on July 13, 2011 (Registration No. 333-13718))

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1	Consent of Independent Registered Public Accounting Firm KPMG

23.2	Consent of Independent Registered Public Accounting Firm Deloitte Haskins & Sells LLP

101	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2015 is formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.