Form 20-F
period 2016-03-31
HDFC BANK LTD
filed 2016-07-29
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

Equity Shares, as of March 31, 2016            2,528,186,517

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page

Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	28

		Selected Financial and Other Data	64

Item 4	Information on the Company	Business	4

		Selected Statistical Information	67

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	83

		Principal Shareholders	130

		Related Party Transactions	131

		Supervision and Regulation	140

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	83

Item 6	Directors, Senior Management and Employees	Business—Employees	27

		Management	110

		Principal Shareholders	130

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	130

		Management—Loans to Members of our Senior Management	122

		Related Party Transactions	131

Item 8	Financial Information	Reports of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-1

		Business—Legal Proceedings	27

Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	48

		Restrictions on Foreign Ownership of Indian Securities	172

ii

	Item Caption	Location	Page
Item 10	Additional Information	Management	110

		Description of Equity Shares	50

		Dividend Policy	63

		Taxation	134

		Supervision and Regulation	140

		Exchange Controls	170

		Restrictions on Foreign Ownership of Indian Securities	172

		Additional Information	176

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	20

		Selected Statistical Information	67

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	58

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	123

		Management’s Report on Internal Control Over Financial Reporting	177

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	178

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	124

Item 16B	Code of Ethics	Management—Code of Ethics	124

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	125

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	125

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we,” “us,” “our,” “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Companies Act, 1956 (to the extent such enactment remains in force) and the Companies Act, 2013 (to the extent notified as of the date of this report) and all rules and regulations issued thereunder. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “INR”, “rupees” or “Indian rupees” are to the legal currency of India.

Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (RBI) (collectively, Indian GAAP), which form the basis of our statutory general purpose financial statements in India. Principal differences insofar as they relate to us include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

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

In fiscal 2012, the Indian rupee depreciated coming under pressure amidst a widening current account deficit, thin capital inflows and rising global uncertainty spurred by lingering financial and economic instability in Europe and the United States. This trend continued in fiscal 2013. During fiscal 2014, the rupee came under immense and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1%. Investor expectations that reforms implemented by India’s government will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85% in fiscal 2015. During fiscal 2016 the rupee depreciated by 6.32% (the high and low during fiscal 2016 were Rs. 68.84 per US$1.00 and Rs 61.99 per US$1.00, respectively) primarily reflecting global risk aversion and a strong U.S. dollar. The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2012	50.89	47.81	53.71	44.00
2013	54.52	54.36	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016	66.25	65.39	68.84	61.99

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
January 2016	67.87	67.33	68.08	66.49
February 2016	68.21	68.24	68.84	67.57
March 2016	66.25	66.89	67.75	66.25
April 2016	66.39	66.42	66.70	66.05
May 2016	67.12	66.89	67.59	66.36
June 2016	67.51	67.27	67.92	66.51

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 66.25 on March 31, 2016. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 22, 2016 was Rs. 67.19 per US$ 1.00.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the Government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “Risk Factors .”

BUSINESS

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to upper and middle income individuals and corporations in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe are high quality service, advanced technology platforms and superior execution. We have three principal business activities: retail banking, wholesale banking and treasury operations.

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2016, we expanded our operations from 1,986 branches and 5,471 Automated Teller Machines (ATMs) in 996 cities/towns to 4,520 branches and 12,000 ATMs in 2,587 cities/towns. During the same five-year period, our customer base increased from 21.9 million customers to over 37 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 2,920.2 billion as of March 31, 2011 to Rs. 7,736.7 billion as of March 31, 2016. Our net income has increased from Rs. 41.2 billion for fiscal 2011 to Rs. 117.9 billion for fiscal 2016.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. The macroeconomic conditions in India continued to improve in fiscal 2016. Despite the slowdown in global growth and two consecutive years of monsoon shortfall, the Indian economy recorded a growth rate of 7.6%, its highest growth rate in five years, according to the Indian Central Statistics Office (CSO). The average level of CPI inflation declined from 6.0% in fiscal 2015 to 4.9% in fiscal 2016, domestic manufacturing growth improved to a robust 9.5% in fiscal 2016 compared to 5.5% in fiscal 2015 (CSO estimate), and foreign direct investment (FDI) into the country increased by 28.0%. A range of supply-side measures, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices, aided the decline in inflation. In addition, initiatives such as “Make in India”, certain power sector reforms, the liberalization of FDI rules, higher government capital expenditure and enduring levels of urban consumption supported the overall growth momentum.

Export growth declined from 1.7% in fiscal 2015 to negative 5.2% in fiscal 2016 primarily on account of weak external demand and the value impact of low commodity prices. Similarly, muted domestic demand growth (including rural consumption and private investment) and subdued international commodity prices helped keep India’s external and fiscal balances in check. The current account deficit remained low and broadly unchanged at 1.5% of GDP, while the fiscal gap declined from 4.1% of GDP in fiscal 2015 to 3.9% of GDP in fiscal 2016.

The focus of fiscal policy in the coming year is on the revival of the rural economy and a sustained increase in capital expenditure. In addition, increased government spending through various social sector programs, the implementation of the recommendations of the Seventh Pay Commission for higher public sector wages, and the upturn in the rural economy supported by a normal monsoon should pave the way for an increase in domestic demand.

The Reserve Bank of India’s (RBI) accommodative monetary policy, including a focus on more effective transmission of policy rate reductions, taken together with further structural reforms from the government, should, on balance, lead to an improvement in the growth-inflation mix for fiscal 2017. Accordingly, headline GDP growth could increase to 7.8% in fiscal 2017 from 7.6% in fiscal 2016, which may, in turn, lead to an improvement in domestic credit growth, which picked-up from 8.4% in fiscal 2015 to 10.6% in fiscal 2016.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2016, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.4% of net customer assets. In addition, our net customer assets represented 95.9% of our deposits and our deposits represented 70.5% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 38.2% of total deposits for the period ended March 31, 2016. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal 2016 of 4.9%.

We had a cash outflow of approximately Rs. 9.7 billion, Rs. 8.9 billion and Rs. 10.0 billion in fiscals 2014, 2015 and 2016, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have budgeted for approximately Rs. 12.0 billion of aggregate capital expenditure in fiscal 2017. This amount includes Rs. 2.9 billion to expand our branch and back office network, Rs. 1.1 billion to expand our ATM network and Rs. 4.8 billion to upgrade and expand our hardware, data center, network and other systems. The balance will be primarily used to add new equipment in our existing premises, expand our existing premises and relocate our branches and back offices. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time. As a result, our actual capital expenditures may be higher or lower than the budgeted amounts.

HDFC Bank was incorporated in August 1994 and commenced operations as a scheduled commercial bank in January 1995. In 2000, we merged with Times Bank Limited and, in 2008, we acquired Centurion Bank of Punjab (CBoP). We are part of the HDFC group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (HDFC Limited), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and other insurance. HDFC Limited and its subsidiaries owned 21.5% of our outstanding equity shares as of March 31, 2016. Our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. In addition, Mr. Keki Mistry, Vice Chairman and Chief Executive Officer of HDFC Limited, and Mrs. Renu Karnad, Managing Director of HDFC Limited, are members of our Board of Directors and have been appointed independent of HDFC Limited’s entitlement to nominate two directors. See also the section “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.

We have two subsidiaries, as per local laws: HDFC Securities Limited (HSL) and HDB Financial Services Limited (HDBFSL). HSL is primarily in the business of providing brokerage and other investment services through the internet and other channels. HDBFSL is a non-deposit taking non-banking finance company (NBFC) engaged primarily in the business of retail asset financing. We have consolidated the financial statements of Atlas Documentary Facilitators Company Private Ltd. (ADFC), which provides back office transaction processing services, in our U.S. GAAP financial statements.

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

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand and extensive reach through a large distribution network

We believe our HDFC Bank brand is one of the strongest brands in the Indian banking industry and we were acknowledged as the most valuable brand in India for the second consecutive year in a study conducted by WPP’s marketing and brand consultancy, Millward Brown. In addition, we were featured as the only Indian brand in the 2016 BrandzTM Top 100 Most Valuable Global Brands ranking released by WPP and Millward Brown. We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2016, we had 4,520 branches and 12,000 ATMs in 2,587 cities and towns and over 37 million customers. Our branch network is further complemented by our digital strategy, including online and mobile banking solutions, to provide our customers with access to on-demand banking services, which we believe allows us to develop strong and loyal relationships with our customers.

We provide a wide range of products and high quality service to our clients in order to meet their banking needs

Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a “one-stop shop” for our customers’ banking needs. This includes the services that we can provide to our customers, both directly and indirectly through back-office operational execution and the range of products we offer. We consider our high quality service to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous executional improvements. This pursuit of high quality service and operational execution directly supports our ability to offer a wide range of banking products. Our retail banking products range from retail loans to deposit products and other products and services, such as private banking, depositary accounts, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sales of gold and silver bullion. In addition, we offer our customers brokerage accounts through our subsidiary HSL. On the wholesale banking side, we offer customers working capital loans, term loans, bill collections, letters of credit and guarantees and foreign exchange and derivative products. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We collect taxes for the government and are bankers to companies in respect of issuances of equity shares and bonds to the public. We are able to provide this wide range of products across our branch network, meaning we can provide our targeted rural customers with banking products and services similar to those provided to our urban customers, which we believe gives us a competitive advantage. Our wide range of products and focus on superior service and execution also create multiple cross-selling opportunities for us and, we believe, promote customer retention.

We have achieved robust and consistent financial performance while preserving asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resultant increase in market penetration through our extensive branch network, our assets have grown from Rs. 6,259.0 billion as of March 31, 2015 to Rs. 7,736.7 billion as of March 31, 2016. Our net income has increased from Rs. 99.2 billion for fiscal 2015 to Rs. 117.9 billion for fiscal 2016. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a high level of asset quality. Our gross non-performing customer assets as a percentage of total customer assets was 1.0% as of March 31, 2016 and our net non-performing customer assets was 0.4% of net customer assets. Our net interest margin was 4.8% in fiscal 2015 and 4.6% in fiscal 2016, net income as a percentage of average total shareholders’ equity was 16.1% in fiscal 2015 and 14.4% in fiscal 2016 and net income as a percentage of average total assets was 1.9% in fiscal 2015 and 1.7% in fiscal 2016. Our current and savings account deposits as a percentage of our total deposits were 43.3% as of March 31, 2016.

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

We are constantly working to develop new technology and improve the digital aspects of our business. Certain major technological developments include the introduction of our bilingual mobile banking application and person-to-person smartphone payment solution, Chillr, the introduction of PayZapp with SmartBuy, a comprehensive and convenient secure payment system to improve our e-commerce processing capabilities, and the creation of a virtual relationship manager for high net worth customers. Continuing this important theme of digitization, we have appointed a dedicated digital innovation team to research and experiment with technology and, in March 2016, hosted the first Digital Innovation Summit to attract new talent and business opportunities from the financial technology space.

In addition, we have developed robust data analytics capabilities that allow us to market and cross-sell our products to customers through both traditional relationship management and interactive, on-demand methods depending on how particular customers choose to interact with us. We have also implemented state-of-the-art engineered systems technology for some of the important backend operational systems, including doubling the capacity of our operational customer relationship management system. We believe that our direct banking platforms are stable and robust, enabling new ways to connect with our customers to cross-sell various products and improve customer retention.

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

Increase our geographical reach

As of March 31, 2016, we had 4,520 branches, 12,000 ATMs in 2,587 cities and towns. We believe we can continue expanding our branch footprint, particularly by focusing on rural and semi-urban areas. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

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

Continue our investments in technology to support our digital strategy

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. We believe our culture of innovation and development to be crucial to remaining competitive. As part of our dedication to digitization and technological development, we have appointed a digital innovation team to research, develop and experiment with new technologies, and, in March 2016, we hosted a Digital Innovation Summit to tap into emerging technological trends that are shaping the financial technology space.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of total customer gross assets was 1.0% as of March 31, 2016 and our net non-performing customer assets as a percentage of net customer assets was 0.4% as of March 31, 2016. As of March 31, 2016, our gross restructured loans as a percentage of gross non-performing loans were 8.0%. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our average cost of funds (including equity) was at 5.0% for fiscal 2015 and 4.9% for the fiscal 2016.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years:

	Year ended March 31,
	2014		2015		2016
	(in millions, except percentages)
Retail banking	Rs.199,306.9	81.0%	Rs.245,670.7	82.2%	Rs.304,223.4	US$	4,592.0	82.7%
Wholesale banking	39,302.8	16.0%	45,416.6	15.2%	48,340.9		729.7	13.1%
Treasury operations	7,368.8	3.0%	7,910.3	2.6%	15,099.8		227.9	4.2%

Net revenue	Rs.245,978.5	100.0%	Rs.298,997.6	100.0%	Rs.367,664.1	US$	5,549.6	100.0%

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

We actively market our services through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We seek to establish a relationship with a retail customer and then expand it by offering more products. As part of our growth strategy, we continue to expand our distribution channels to make it easier for the customer to do business with us. We believe this strategy, together with the general growth of the Indian economy and the Indian upper and middle classes, affords us significant opportunities for growth.

As of March 31, 2016, we had 4,520 branches and 12,000 ATMs in 2,587 cities and towns. We also provide telephone banking, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 69.3% of our gross loans of which 18.8% were unsecured as of March 31, 2016. Apart from our branches, we use our ATMs and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management — Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also occasionally obtain instructions to debit the customer’s account directly for making payments. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the gross book value and share of our retail credit products:

	At March 31, 2016 Value				% of Total Value
	(in millions)
Retail Assets:
Auto loans	Rs.	589,010.3	US$	8,890.7	16.9%
Personal loans / Credit Cards		626,152.2		9,451.4	18.0%
Retail business banking		791,857.3		11,952.6	22.8%
Commercial vehicle and construction equipment finance		369,992.4		5,584.8	10.6%
Housing loans		318,692.0		4,810.4	9.2%
Other Retail Loans		762,861.5		11,514.8	21.9%
Total retail loans		3,458,565.7		52,204.7	99.4%
Mortgage-backed securities		667.7		10.1	—%
Asset-backed securities		19,179.8		289.5	0.6%
Total retail assets	Rs.	3,478,413.2	US$	52,504.3	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

Auto Loans

We offer loans at fixed interest rates for financing new and used automobile purchases. In addition to our general marketing efforts for retail loans, we market this product through our relationships with car dealers, direct sales agents, corporate packages and joint promotion programs with automobile manufacturers.

Personal Loans/ Credit Cards

We offer unsecured personal loans at fixed rates to specific customer segments, including salaried individuals and self-employed professionals. In addition, we offer unsecured personal loans to small businesses and individual businessmen.

We also offer credit cards from the VISA and MasterCard ranges, including gold, silver, corporate, platinum, titanium, signature, infinite, regalia, superia and world credit cards. During fiscal 2016, the Bank launched three co-brand premium variants under the Diners brand along with Jet, Snap deal, and Maruti Nexa. This enables the Bank to cater to the specific needs of super-premium customers requiring global card benefits. We had approximately 6.0 million and 7.3 million cards outstanding as of March 31, 2015 and March 31, 2016, respectively.

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

Housing Loans

We provide home loans through an arrangement with our principal shareholder HDFC Limited. Under this arrangement, we sell loans provided by HDFC Limited through our branches. HDFC Limited approves and disburses the loans, which are kept on their books, and we receive a sourcing fee for these loans. We have an option, but not an obligation, to purchase up to 70% of the fully disbursed home loans sourced under this arrangement through either the issue of mortgage-backed pass through certificates (PTCs) or a direct assignment of the loans. The balance is retained by HDFC Limited.

Other Retail Loans

Two-Wheeler Loans

We offer loans for financing the purchase of scooters and motorcycles. We market this product in ways similar to our marketing of auto loans.

Loans Against Securities

We offer loans against equity shares, mutual fund units, bonds and other securities that are on our approved list. We limit our loans against equity shares to Rs. 2.0 million per retail customer in line with regulatory guidelines and limit the amount of our total exposure secured by particular securities. We lend only against shares in book-entry (dematerialized) form, which ensures that we obtain perfected and first-priority security interests. The minimum margin for lending against shares is prescribed by the RBI.

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

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 79.8% of our total deposits as of March 31, 2016. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2016
	Value (in millions)			% of total
Savings	Rs.1,441,762.0	US$	21,762.4	33.0%
Current	498,962.3		7,531.5	11.5%
Time	2,416,720.6		36,478.8	55.5%

Total	Rs.4,357,444.9	US$	65,772.7	100.0%

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

Other Retail Services and Products

Debit Cards

We had around 21.6 million and 23.0 million debit cards outstanding as of March 31, 2015 and March 31, 2016, respectively. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

Individual Depositary Accounts

We provide depositary accounts to individual retail customers for holding debt and equity instruments. Securities traded on the Indian exchanges are generally not held through a broker’s account or in a street name. Instead, an individual has his or her own account with a depositary participant. Depositary participants, including us, provide services through the major depositaries established by the two major stock exchanges. Depositary participants record ownership details and effectuate transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting.

Mutual Fund Sales

We offer our retail customers units in most of the large and reputable mutual funds in India. In some cases, we earn front-end commissions for new sales and additional fees in subsequent years. We distribute mutual fund products primarily through our branches and our private banking advisors.

Insurance

We have arrangements with HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited to distribute their life insurance and general insurance products, respectively, to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal 2016 includes fees of Rs. 6,617.5 million in respect of life insurance business and Rs. 1,561.3 million in respect of general insurance business.

Investment Advice

We offer our customers a broad range of investment advice, including advice regarding the purchase of Indian debt, equity shares and mutual funds. We provide our high net worth private banking customers with a personal investment advisor who can consult with them on their individual investment needs. We have also created a virtual relationship manager for our high net worth customers, which is available at any time through a secure video interface.

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

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2016, these accounts constituted approximately 29% of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 846.8 billion as of March 31, 2016.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services is comprised of upper and middle income individuals and high net worth customers. As of March 31, 2016, around 20% of our retail deposit customers contributed approximately 81% of our retail deposits. We market our products through our branches, telemarketing and a dedicated sales staff for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective new customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package and we cross-sell many of our retail products to our customers. We also market our auto loan and two-wheeler loan products through joint efforts with relevant manufacturers and distributors.

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

	As of March 31,
	2014		2015		2016		2016
	(in millions)
Gross commercial loans	Rs.	1,039,923.6	Rs.	1,222,460.6	Rs.	1,534,268.7	US$	23,158.8
Credit substitutes:
Commercial paper	Rs.	42,031.6	Rs.	180,198.6	Rs.	258,006.4	US$	3,894.5
Non-convertible debentures		23,115.5		14,860.3		39,234.6		592.2
Total credit substitutes	Rs.	65,147.1	Rs.	195,058.9	Rs.	297,241.0	US$	4,486.7
Gross commercial loans plus credit substitutes	Rs.	1,105,070.7	Rs.	1,417,519.5	Rs.	1,831,509.7	US$	27,645.5

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2016, approximately 71.4% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 438.9 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on the credit assessment of the borrower. We are required to follow the Base Rate System while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2014	2015	2016	2016
	(in millions)
Bill collection	Rs.3,609,043.4	Rs.3,288,490.0	Rs.3,595,361.1	US$	54,269.6
Documentary credits	785,059.7	1,020,077.1	982,710.6		14,833.4
Bank guarantees	275,705.6	221,658.3	241,990.0		3,652.7
Total	Rs.4,669,808.7	Rs.4,530,225.4	Rs.4,820,061.7	US$	72,755.7

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2014, 2015 and 2016, together with the fair values on each reporting date.

	As of March 31,
	2014				2015				2016				2016
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	214,014.0	Rs.	653.5	Rs.	569,533.5	Rs.	(509.5)	Rs.	528,589.7	Rs.	(2,165.2)	US$	7,978.7	US$	(32.6)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	543,568.8	Rs.	5,536.3	Rs.	646,173.8	Rs.	(1,968.4)	Rs.	809,002.2	Rs.	3,166.4	US$	12,211.4	US$	47.8

Investment Banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecom, toll roads, healthcare, energy, fertilisers and cement. The group advised on aggregate issuances of over Rs. 300 billion worth of corporate bonds across public sector undertakings, financial institutions and the Bank’s corporate clients during fiscal 2016, becoming the second largest corporate bond arranger in the market for fiscal 2016. In the advisory business, the Bank advised and closed transactions in the dairy and pharmaceutical sectors. In the equity capital markets business, the group concluded the initial public offering of an auto ancillary company during fiscal year 2016 and is currently advising clients on initial public offerings and rights issues.

Wholesale Deposit Products

As of March 31, 2016, we had wholesale deposits aggregating over Rs. 1,100.4 billion, which represented 20.2% of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 10.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information ” for further information about our total deposits.

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

Our primary cash management service is check collection and payment. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we can effectively provide nationwide collection and disbursement systems for our corporate clients. This is especially important because there is no nationwide payment system in India and checks must generally be returned to the city in which they were written in order to be cleared. Because of mail delivery delays and the variations in city-based inter-bank clearing practices, check collections can be slow and unpredictable and can lead to uncertainty and inefficiencies in cash management. We believe we have a strong position in this area relative to most other participants in this market.

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

Clearing Bank Services for Stock and Commodity Exchanges

We serve as a cash-clearing bank for major stock and commodity exchanges in India, including the National Stock Exchange of India Limited and the BSE Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting cash payments due to them from their members or custodians and a means of making payments to these institutions. We make payments once the broker or custodian deposits the funds with us. In addition to benefiting from the cash float, which reduces our overall cost of funds, we also earn commissions on such services in certain cases.

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

We are well-positioned to offer this service to co-operative banks and foreign banks in light of the structure of the Indian banking industry and our position within it. Co-operative banks are generally restricted to a particular state and foreign banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks cannot provide. Because of our technology platforms, our geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers.

Tax Collections

We have been appointed by the Government of India to collect direct taxes. In fiscal year ended March 31, 2015 and March 31, 2016, we collected Rs. 1,690 billion and Rs. 1,885 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal year ended March 31, 2015 and March 31, 2016, we collected Rs. 870 billion and Rs. 1,246 billion, respectively, of such indirect taxes for the Government of India and relevant state governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and debt securities desk and equities market. See also “— Risk Management” for a discussion of our management of market risk.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2014, 2015 and 2016, together with the fair values on each reporting date:

	As of March 31,
	2014				2015			2016				2016
	Notional		Fair Value		Notional	Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,558,644.7	Rs.	(2,127.8)	Rs.1,648,897.2	Rs.	179.6	Rs.	1,678,786.7	Rs.	1,552.1	US$	25,340.2	US$	23.4
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	4,447,254.1	Rs.	14,241.0	Rs.6,309,696.1	Rs.	2,946.5	Rs.	4,844,850.6	Rs.	4,087.3	US$	73,129.8	US$	61.7

Domestic Money Market and Debt Securities Desk

Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements. These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian government securities. See also “Supervision and Regulation—Legal Reserve Requirements ”. Our local currency desk primarily trades Indian government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2016, we had an internal aggregate approved limit of Rs. 300 million for market purchases and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2016 was within these limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2016, we had an aggregate of 4,520 branches covering 2,587 cities and towns. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As part of its branch licensing conditions, the RBI requires that at least 25% of all incremental branches added during the year be located in unbanked rural areas. As per the guidelines contained in the RBI master circular dated July 1, 2014, a rural area is defined as a center with a population up to 10,000 (based on the 2001 census conducted by the Government of India). As of March 31, 2016, 496 of our branches are in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. See “Supervision and Regulation”.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain. We also have a full service banking branch in Hong Kong. In August 2014, we opened a branch in the Dubai International Financial Center (DIFC) in Dubai where certain activities such as arranging credit or deals in investments, advising on financial products or credit and arranging custodian services will be carried out. Through these branches, we provide services to Indian corporates and their affiliates to cater to their international banking requirements, as well as to retail customers.

Automated Teller Machines

As of March 31, 2016, we had a total of 12,000 ATMs, of which 5,541 were located at our branches or extension counters and 6,459 were located off site, including at large residential developments, or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, depositing cash and checks and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC Bank ATMs. ATM cards issued by other banks in the Plus, Cirrus and Amex networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards can be used on ATMs of other banks while our ATM cards can be used on most of the ATM networks.

Telephone Banking

We provide telephone banking services to our customers in over 2,587 cities and towns. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments on checks. In select cities, customers can also engage in financial transactions (such as cash transfers, opening deposits and ordering demand drafts). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

Mobile Banking

Our mobile banking platform offers “anytime, anywhere” banking services to our customers through handheld devices, such as smartphones and basic feature phones. Using our mobile banking platform, customers can perform enquiry based non-financial transactions such as balance enquiries, requests for account statements and requests for mini-statements of their transactions. We offer our customers the ability to carry out financial transactions from their mobile phone using “ngpay”. Customers can carry out financial transactions, such as transferring funds within and outside the Bank, and mobile commerce using their HDFC Bank account by downloading this application on their mobile phones. Mobile banking is available across several mobile operating systems, including Android, iOS, Windows and Blackberry.

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

Retail Credit Risk

We offer a range of retail products, such as auto loans, personal loans, credit cards, business banking, two-wheeler loans, loans against securities and commercial vehicle loans. Our retail credit policy and approval process are designed to accommodate the high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.

For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviations need to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility and profile. Our credit policies and product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgement of our senior officers.

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

(b) Retail Underwriting: This unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies and procedures, as applicable.

(c) Risk Intelligence and Control: This unit is responsible for the sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availing themselves of loans. The unit initiates market reference checks to avoid a recurrence of fraud and financial losses.

(d) Retail Collections Unit: This unit is responsible for the remedial management of problem exposures in retail assets. The collections unit uses specific strategies for various segments and products for remedial management.

We mine data on our borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment regularly, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and maintenance of asset quality.

Our retail loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases, we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offense in India to issue a bad check.

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

For our wholesale banking products, we target leading private businesses and public sector enterprises in the country, subsidiaries of multinational corporations and leaders in the Small and Medium Enterprises (SME) segment. We also have product-specific offerings for entities engaged in the capital markets and commodities businesses.

We consider the credit risk of our counterparties comprehensively. Accordingly, our credit policies and procedures apply not only to credit exposures but also to credit substitutes and contingent exposures. Our Credit Policies & Procedure Manual and Credit Program (Credit Policies) are central in controlling credit risk in various activities and products. These articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. Each credit is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Credit & Market Risk Group.

We have in place a process of risk-grading each borrower according to its financial health and the performance of its business and each borrower is graded on an alphanumeric rating scale of HDB 1 to HDB 10 (HDB 1 indicating the highest and HDB 10 the lowest rating; we further classify HDB 1 to HDB 7 as “investment grade” ratings, while HDB 8 or lower are classified as “non-investment grade” ratings). We have specific models applicable to each significant segment of wholesale credit (e.g. large corporate, SME-manufacturing, SME-Services and NBFCs). Each model assesses the overall risk over four major categories: industry risk, business risk, management risk and financial risk. The aggregate weighted score based on the assessment under each of these four risk categories corresponds to a specific alphanumeric rating.

Based on what we believe is an adequately comprehensive risk assessment, credit exposure limits are set on individual counterparties. These limits take into account the overall potential exposure on the counterparty, be it on balance sheet or off balance sheet, across the banking book and the trading book, including foreign exchange and derivatives exposures. These limits are reviewed in detail at annual or more frequent intervals.

We do not extend credit on the judgement of one officer alone. Our credit approval process is based on a three approval system that combines credit approval authorities and discretionary powers. The required three approvals are provided by credit approvers who derive their authority from their credit skills and experience. The level for approval of a credit varies depending upon the grading of the borrower, the quantum of facilities required and whether we have been dealing with the customer by providing credit facilities in the past. As such, initial approvals would typically require a higher level of approval for a borrower with the same grading and for sanctioning the same facility.

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower/business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by the RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%), provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of a bank’s capital funds. This limit may be exceeded by an additional 10% (i.e. up to 50%), provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances and with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. For certain blue chip clients and reputed groups or, in particular, for entities whose borrowings and/or bonds qualify as Priority Sector Lending, a bank may approach the RBI for single or group borrower ceilings which are higher than the prescribed limits. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (AFC), or NBFC-Infrastructure Finance Company (IFC) should not exceed 10%, 15% and 15%, respectively, of a bank’s capital funds. A bank may, however, assume exposures on a single NBFC, NBFC-AFC, or NBFC-IFC up to 15%, 20% and 20%, respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% (referred to above) is on account of funds that the NBFC, NBFC-AFC, or NBFC-IFC has lent out to the infrastructure sector.

b) Industry: Exposure to any one industry cannot exceed 12% of aggregate exposures. For this purpose, advances and investments as well as non-fund based exposures are aggregated. Retail advances are exempt from this exposure limit. Further, exposure to banks and state sponsored financial institutions is capped at a level of 25%.

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

The RBI restricts us from lending to companies with which we have any directors in common. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (Priority Sector Lending). See also the section “Supervision and Regulation ”.

Market Risk

Market risk refers to the potential loss on account of adverse changes in market variables or other risk factors which affect the value of financial instruments that we hold. The financial instruments may include investment in money market instruments, debt securities (such as gilts, bonds and PTCs), equities, foreign exchange products and derivative instruments (both linear and non-linear products).

The market variables which affect the valuation of these instruments typically include interest rates, equity prices, commodity prices, exchange rates and volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earn from the upside potential, there is always a possibility of downside risk. Therefore, we must constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. The market risk appetite is defined by the ICAAP review committee, which is approved in the ICAAP policy and is prescribed through the pre-approved treasury limits package, as well as specific trading limits, counterparty exposure limits and asset liability management (ALM) limits. The process for monitoring and reviewing risk exposures is outlined in the various risk policies.

The market risk department formulates procedures for portfolio risk valuation, assesses market risk factors along with the trading portfolio and recommends various market risk controls and limits for the treasury and investment banking portfolios. The treasury mid-office is responsible for monitoring and reporting market risks arising from the trading desks. The market data cell in the mid-office maintains market data and also verifies the rates submitted by the treasury front office for polling various benchmarks.

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

Policies and Procedures—Trading and Asset Liability Management Risks

The following sections briefly describe our policies and procedures with respect to trading risk (price risk) and ALM risk (interest rate risk in the banking book and liquidity risk).

I. Trading Risk

Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices, exchange rates and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available-for-sale-portfolios, as per RBI guidelines and consists of positions in bonds, securities, currencies, interest rate swaps, cross-currency interest rate swaps and currency options.

The trading risk is managed by putting in place a sound process for price validation and by setting various limits, such as value at risk, stop loss trigger level, price value per basis point, option Greek limits and position limits, namely, intraday, net overnight open position, equity scrip-wise open position as well as gap limits (aggregate and individual gap limits), which are stipulated in the Treasury Limits Package. In addition, deal size limit is prescribed for foreign exchange deals traded on trading platforms along with specific position and exposure limits in exchange traded currency and interest rate derivatives.

The treasury limits are reviewed by the market risk department and presented to the Risk Policy and Monitoring Committee (RPMC) for its recommendation to the Board of Directors for approval. The limits are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.

The market risk policy sets the framework for market risk monitoring. The risk on account of semi-liquid or illiquid positions in trading is recognized in the non-standard product policy as part of the market risk policy. The non-standard product policy stipulates requirements for case specific evaluation of risk exposure in respect of non-standard products (that is, products which are not part of the standard product list decided by treasury and the market risk department). In addition, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors, such as an assessment of hypothetical scenarios.

Price validation is conducted by the treasury analytics team, reviewed by the market risk department and governed by the independent valuation model validation policy, which is approved by the Board of Directors.

II. Asset Liability Management

The ALM risk management process consists of management of liquidity risk and interest rate risk in the banking book (IRRBB). Liquidity risk is the risk that the Bank may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses. IRRBB refers to the potential adverse financial impact on the Bank’s banking book from changes in interest rates.

The banking book is comprised of assets and liabilities that are incurred to create a steady income flow or to fulfill statutory obligations. Such assets and liabilities are generally held to maturity. The Bank carries various assets, liabilities and off-balance sheet items across markets, maturities and benchmarks, exposing it to risks from changing interest rates. The Bank’s objective is to maintain liquidity risk and IRRBB within certain tolerance limits. The ALM limits are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board of Directors for approval. The limits are reviewed at least annually.

Structure and Organization

The ALM risk management process of the Bank operates in the following hierarchical manner:

Board of Directors

The Board has the overall responsibility for management of liquidity and interest rate risk. The Board decides the strategy, policies and procedures of the Bank to manage liquidity and interest rate risk, including setting the Bank’s risk tolerance and limits.

Risk Policy & Monitoring Committee of the Board

The RPMC is a Board-level committee, which supports the Board by supervising the implementation of risk strategy. It guides the development of policies, procedures and systems for managing risk. The RPMC is responsible for evaluating the overall risks faced by the Bank, including liquidity risk and interest rate risk.

Asset Liability Committee (ALCO)

The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The role of the ALCO includes the following:

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

Risk Measurement Systems and Reporting

Liquidity risk is measured using the flow approach and the stock approach. The flow approach involves comprehensive tracking of cash flow mismatches, whereas the stock approach involves the measurement of critical ratios in respect of liquidity risk. Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress framework, which is guided by regulatory instructions. In addition, the Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.

IRRBB is measured and controlled using both earnings perspective (traditional gap analysis) and economic value perspective (duration gap analysis). Earnings perspective measures the sensitivity of net interest income to changes in the interest rate over the next 12 months. It involves the bucketing of rate-sensitive assets, liabilities and off-balance sheet items as per the residual maturity and/or re-pricing date in various time bands, and the computing of the change in income under a 200 basis point upward and downward rate shock over a one-year period. Economic value perspective calculates the change in the present value of the Bank’s expected cash flows for a 200 basis point upward and downward rate shock. The Bank also undertakes periodic stress testing for its banking book. This stress testing provides a measure with which to assess the Bank’s financial standing from extreme yet plausible interest rate fluctuations. Our stress testing framework has been approved by the Board.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The way operational risk is managed has the potential to positively or negatively impact the Bank’s customers, financial performance and reputation. The Bank has put in place a Board-approved governance and organizational structure with clearly defined roles and responsibilities to mitigate operational risk arising from the Bank’s business and operations.

Organizational Structure for Managing Operational Risk

The RPMC reviews and recommends to the Board of Directors the overall operational risk management framework for the Bank. The Operational Risk Management Committee, which is headed by the Deputy Managing Director and consists of senior management functionaries (including the Chief Risk Officer, Group Head–Audit, Group Head–Operations and senior representatives from all the relevant business verticals), oversees the implementation of the operational risk management framework approved by the Board. An independent operational risk management department is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support function in managing operational risk.

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

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•	A bottom-up risk assessment process, risk control self-assessment, to identify high risk areas so that the Bank can initiate timely remedial measures. This assessment is conducted half-yearly to update senior management of the risk level across the Bank.

•	The employment of key risk indicators to alert the Bank of impending problems in a timely manner. The key risk indicators allow monitoring of the control environment as well as operational risk exposures and also trigger risk mitigation actions.

•	Subjecting material operational risk losses to a detailed risk analysis in order to identify areas of risk exposure and gaps in controls based on which appropriate risk mitigating actions are initiated.

•	Conducting a scenario analysis annually to derive information on hypothetical severe loss situations. The Bank uses this information for risk management purposes, as well as for analyzing the possible financial impact.

•	Periodic reporting of risk assessment and monitoring to senior management to ensure timely actions are initiated at all levels.

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

Competition

We face intense competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, NBFCs. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. The RBI received approximately 26 applications for new bank licenses, including from some of the largest business groups in India. In April 2014, the RBI provided in-principle approvals to two of the applicants, IDFC Limited and Bandhan Financial Services Private Limited. In fiscal 2016, each of these entities commenced banking operations as IDFC Bank and Bandhan Bank, respectively.

Retail Banking

In retail banking, our principal competitors are large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among non-resident Indians and also compete for non-branch-based products.

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

Employees

The number of our employees was 76,286 as of March 31, 2015 and 87,555 as of March 31, 2016. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay is paid out by way of sales incentives as well as performance linked bonuses.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by government regulation under which the fund is required to pay to employees a minimum annual return, which is 8.8% at present. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our former-CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

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

As of March 31, 2016, we had a network consisting of 4,520 branches and 12,000 ATMs, including 6,459 at non-branch locations. These facilities are located throughout India with the exception of three branches which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya.

Intellectual Property

We utilize a number of different forms of intellectual property in our business including our HDFC Bank brand and the names of the various products we provide to our customers. We believe that we currently own, have licensed or otherwise possess the rights to use all intellectual property and other proprietary rights, including all trademarks, domain names, copyrights, patents and trade secrets used in our business.

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

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy, which is, in turn, linked to global economic conditions. The Indian economy in general, and the agricultural sector in particular, are also impacted by the level and timing of monsoon rainfall. A slowdown in global growth and volatility in global financial markets contributed to a weakness in the Indian financial and economic environment. Despite growth in the U.S. economy being above trend, global growth is likely to remain below trend level due to subdued growth in the Eurozone and a slower pace of growth in the Chinese economy. We remain concerned that below-trend global growth may adversely affect domestic growth prospects. In addition, the continuation of a tighter monetary policy in the United States could further undermine financial stability in an emerging market economy like India. Such economic conditions, including ongoing problems in the Eurozone countries, in particular, in Greece, and negotiations between U.K. and EU policymakers following the U.K.’s vote to leave the European Union, could result in a prolonged slowdown in the Indian economy, which would adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, the Indian economy may be adversely affected by volatile oil prices, given India’s dependence on imported oil for its energy needs, inflationary pressures and weather conditions adversely affecting the Indian agricultural market or other factors. In addition, the Indian economy is in a state of transition; the share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. India also faces major challenges in sustaining its growth rate, including the need for substantial infrastructure development and improved access to healthcare and education. In this regard, addressing the structural bottlenecks that limited the economy from fiscal 2012 to fiscal 2014 will remain a vital aspect of ongoing policy reforms.

In fiscal 2015, the Indian government introduced a new methodology for estimating the gross domestic product and also began publishing sector data on a gross value added basis. According to the new methodology, India’s gross domestic product grew by 7.2% in fiscal 2015 and 7.6% in fiscal 2016. In addition, the RBI entered into a monetary policy framework agreement with the Government of India, affirming that the RBI would pursue a target of bringing inflation below 6.0% by January 2016 and to achieve an inflation rate of 4.0% with a band of +/- 2% for fiscal 2017 and beyond. A return to a higher interest rate environment on account of inflation, other market factors, changes in the conduct of monetary policy or otherwise may have an adverse effect on economic growth in India. Any prolonged slowdown may adversely impact credit growth and the level of non-performing and restructured loans. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net income and total assets.

If we are unable to manage our rapid growth, our operations may suffer and our performance may decline.

We have grown rapidly over the last three fiscal years. Our loan growth rate has been significantly higher than that of the Indian banking industry over the last three fiscal years. Our loans in the three-year period ended March 31, 2015 grew at a compounded annual growth rate of approximately 24.7%, as against approximately 13.3% for the Indian banking industry for the same period.

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

If our internal risk controls are insufficient to sustain our rapid rate of growth, or if we fail to perform adequately in any of the above areas, this could have a material adverse effect on our business, results of operations or financial position.

The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2011, we had a branch network comprised of 1,986 branches, which increased to 4,520 branches as at March 31, 2016. Section 23 of the Banking Regulation Act, 1949 (Banking Regulation Act) provides that banks must obtain the prior approval of the RBI to open new branches. In addition, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of branches we will be able to open, which would, in turn, have an impact on our future growth.

Similarly, if we fail to properly manage our rapid growth, our operations would suffer and our performance as a whole would be materially adversely affected.

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2016, net interest revenue after allowances for credit losses represented 73.7% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

While the RBI increased the policy repo rate by 25 basis points in January 2014, domestic interest rates have softened from the levels in the latter part of 2013 (when the RBI initiated emergency liquidity tightening measures). The combination of global disinflationary pressures (a result of falling commodity prices and subdued growth), better supply management of food items, weak domestic demand and subdued corporate pricing power helped to keep domestic inflation in check, thereby causing CPI inflation to decrease from levels of 8.25% in March 2014 to 5.25% in March 2015 and to 4.83% in March 2016. This softening in inflation led the RBI to cut the policy repo rate by 75 basis points in fiscal 2016. Provided India has a normal monsoon season and effectively manages the domestic food supply situation, there could be a further reduction in the policy repo rate in the second half of 2016. In addition, in order to make the liquidity situation more comfortable, the RBI also conducted net open market operation (OMO) purchases of Rs. 0.5 trillion in fiscal 2016, compared to net OMO sales of Rs. 0.6 trillion in fiscal 2015. In response to the declining policy rates, easing liquidity conditions and lower central government borrowing, the benchmark bond yield also eased during fiscal 2016. However, despite the RBI’s easing of monetary policy, domestic fixed income markets remained uncertain about state borrowing and the increase in bond supply from other semi-government entities, which resulted in the decline in bond yields being less than the decline in policy rates. Going forward, a monetary policy committee (comprised of representatives from both the central government and the RBI) may change the way monetary policy is determined.

With the possibility of a further increase in U.S. interest rates and rising commodity prices, there may be limited room for substantial monetary easing. In addition, if global interest rates increase in response to tighter U.S. monetary policy, there could be a flow-on effect for domestic rates. As a result, we may increase our interest rates, which may adversely affect our results of operations. Any volatility in interest rates could also adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes represented 1.0% of our gross customer assets as of March 31, 2016. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.4% of our net customer assets portfolio as of March 31, 2016. We have restructured the payment terms of certain loans, which, as of March 31, 2016, represented 0.1% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2016, 78.2% of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See “Note 10—Loans” in our consolidated financial statements.

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

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by the RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2016, our largest single customer exposure was Rs. 108.4 billion, representing 15.3% of our capital funds, and our ten largest customer exposures totaled Rs. 607.7 billion, representing 85.6% of our capital funds, in each case, computed in accordance with RBI guidelines. None of our ten largest customer exposures were classified as non-performing as of March 31, 2016. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. As of March 31, 2016, our largest industry concentrations, based on RBI guidelines, were as follows: consumer loans (10.8%), agriculture and allied activities (8.7%), wholesale trade (6.3%) and services (5.2%). In addition, as of March 31, 2016, 15.3% of the concentration of our exposures was retail (except where otherwise included in the above classification). Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2016, our total non-performing loans and credit substitutes as a percentage of non-performing loans in accordance with U.S. GAAP were concentrated in the following industries: agriculture and allied activities (14.0%), iron and steel (8.9%), wholesale trade (8.8%), consumer loans (7.2%) and real estate & property services (6.7%).

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

The RBI prescribes guidelines on priority sector lending (PSL) in India. Under these guidelines, banks in India are required to lend 40.0% of their adjusted net bank credit (ANBC) or the credit equivalent amount of off-balance sheet exposures (CEOBE), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met as of March 31 of the relevant fiscal year with reference to the higher of the ANBC and the CEOBE of the previous fiscal year. The RBI has issued revised PSL norms applicable from fiscal 2016 onwards. The sub-targets for direct and indirect lending to the agricultural industry have been combined. Two new sub-targets, an 8.0% lending target for small and marginal farmers and a 7.5% lending target for micro enterprises, have been introduced and apply in a phased manner across fiscal 2016 and fiscal 2017. The balance of the PSL requirement can be met by lending to a range of sectors, including small businesses, medium enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The target for lending to weaker sectors continues to be at 10.0% of ANBC. From fiscal 2017, PSL achievements would be evaluated on a quarterly average basis and not just at the fiscal year-end. Further, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, which will be notified by the RBI at the beginning of each year. The RBI has also directed banks to continue to pursue the target of 13.5% of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations.

We met our overall PSL target of 40.0% and our total PSL achievement for fiscal 2016 stood at 47.94%. However, we have not been able to meet the lending targets of certain sub-targets of the PSL scheme and may not be able to meet the overall PSL target or certain sub-targets in the future. For example, in fiscal 2016, agricultural loans to small and marginal farmers made under the “direct” category were 5.75% of ANBC, against the requirement of 7.0%, with a shortfall of Rs. 41.8 billion, and advances to sections termed “weaker” by the RBI were 9.09% against the requirement of 10.0%, with a shortfall of Rs. 30.23 billion. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets.

In the case of non-achievement of PSL targets, including sub-targets, we are required to invest in deposits of Indian development banks, such as the National Bank of Agriculture and Rural Development and the Small Industries Development Bank of India, as may be directed by the RBI. The amount to be deposited, interest rates on such deposits and periods of deposits, and other terms, are determined by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion. As of March 31, 2016, our total investments as directed by the RBI in such deposits were Rs. 137.2 billion, yielding returns ranging from 3.0% to 8.25%. Additionally, as per RBI guidelines, non-achievement of PSL target and sub-targets will be taken into account by the RBI when granting regulatory clearances and approvals for various purposes.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.3% as of March 31, 2016 (as compared to 0.3% as of March 31, 2015). Further expansion of the PSL scheme could result in an increase of non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

In addition to the directed lending requirements, the RBI has encouraged banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. Future changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2016, 78.2% of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, the Bank’s records of borrowers’ and guarantors addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors led to a downturn in real estate prices in India, which negatively impacted the value of our collateral. Similarly, if a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed.

During fiscal 2014, the RBI issued guidelines on revitalizing distressed assets in the economy. The guidelines envisage the formation of a joint lenders’ forum (JLF) and the taking of a corrective action plan (CAP) in relation to delinquent accounts where the overdues are between 61 and 90 days and the aggregate exposure of all lenders in an account is Rs. 1 billion or above. Such accounts may be restructured under the JLF mechanism. In June 2015, the RBI issued guidelines on strategic debt restructuring which allow banks to convert loan dues to equity shares, subject to certain conditions. In addition, in June 2016, the RBI introduced a scheme for sustainable structuring of stressed assets which provides an optional framework for the resolution of large borrowal accounts. The inability to foreclose on such loan dues or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income.

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

Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.

Foreign currency exchange rates depend on various factors and can be volatile and difficult to predict. We enter into derivative contracts with our borrowers to manage their foreign currency exchange risk exposure. Volatility in these exchange rates may lead to losses in derivative transactions for our borrowers. On maturity or on premature termination of the derivative contracts and under certain circumstances, we may have to bear these losses. The use of derivative financial instruments may also generate obligations for us to make additional cash payments, which would negatively affect our liquidity. Any losses suffered by our customers as a result of fluctuations in foreign currency exchange rates may have a materially adverse effect on our business, financial position or results of operations.

In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 15.5% as of March 31, 2016 as per Basel III (as compared to 16.8% as of March 31, 2015 and 16.1% as of March 31, 2014). Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India and in July 2013, the RBI issued a master circular consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) grading the enhancement of the total capital requirement; iv) introducing a capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of Common Equity Tier I (CET-I) capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. The capital requirement, including the capital conservation buffer, will be 11.5% (against the current requirement of 9.0%) once these guidelines are fully phased in. Domestic systemically important banks will be required to maintain a CET-I capital requirement ranging from 0.2% to 0.8% of risk weighted assets. See “Supervision and Regulation—Domestic Systemically Important Banks.”. Banks will also be required to have an additional capital requirement towards countercyclical capital buffer varying between 0% and 2.5% of the risk weighted assets as announced by the RBI. The transitional arrangements began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. Additionally, the Basel III Liquidity Coverage Ratio (LCR), which is a measure of the Bank’s high quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, will apply in a phased manner starting with a minimum requirement of 60% from January 1, 2015 and reaching a minimum of 100% on January 1, 2019. These various requirements require us to begin preparing in advance and requirements to increase capital to meet increasing capital adequacy ratios could require us to forego certain business opportunities.

We also believe that the demand for Basel III compliant debt instruments such as Tier II capital eligible securities may be limited in India. There have been very few issuances of such bonds. In the past, the RBI has reviewed and made amendments in its guidelines on Basel III capital regulations with a view to facilitating the issuance of non-equity regulatory capital instruments by banks under the Basel III framework. It is unclear what effect, if any, these amendments may have on the issuance of Basel III compliant securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel III compliant securities in India.

If we are unable to meet the new and revised requirements, our business, future financial performance and the price of our equity shares could be adversely affected.

HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.

HDFC Limited and its subsidiaries owned 21.5% of our equity as of March 31, 2016. So long as HDFC Limited and its subsidiaries hold at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors, our Chairperson and Managing Director, to our Board of Directors. These two directors are not required to retire by rotation and their appointments are subject to RBI approval. Mrs. Gopinath has been appointed as part-time Non-Executive Chairperson for three years with effect from January 2, 2015. Two of our other directors, Mr. Keki Mistry and Mrs. Renu Karnad, are the Vice Chairman and Chief Executive Officer and the Managing Director of HDFC Limited, respectively. Mr. Mistry and Mrs. Karnad both also serve on the boards of various other companies and were appointed to our Board of Directors independent of HDFC Limited’s entitlement to nominate two directors. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.

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

There have been reports in the Indian media suggesting that we may merge with HDFC Limited. We consider business combination opportunities as they arise. At present, we are not actively considering a business combination with HDFC Limited. Any significant business combination would involve compliance with regulatory requirements and shareholder and regulatory approvals. Additionally, on July 15, 2014, the RBI issued guidelines in relation to the issuance of long term bonds with a view to encourage financing of infrastructure and affordable housing. Regulatory incentives in the form of an exemption from the reserve requirements and a relaxation in PSL norms are stipulated as being restricted to bonds that are used to incrementally finance long-term infrastructure projects and loans for affordable housing. Any incremental infrastructure or affordable housing loans acquired from other banks and financial institutions, such as those that could be involved in a business combination with HDFC Limited, to be reckoned for regulatory incentives will require the prior approval of the RBI. We cannot predict the impact any potential business combination or what implications these guidelines would have on our business, financial condition, growth prospects or the prices of our equity shares.

We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance.

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies and may effectively prevent us from taking advantage of business opportunities. See Note 28 “Related Party Transactions” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal 2016. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forego other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

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

Additionally, under the recently revised SEBI clause 49, which came into effect on October 1, 2014, related party transactions over a certain threshold will require approval of the shareholders. Once the threshold is crossed, the approval of the shareholders is required for all transactions with that party. The related party is unable to vote with regard to the approval of these transactions. We have exceeded the threshold for transactions with HDFC Limited, in respect of which shareholder approvals have been obtained. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.

Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49% of the paid-up capital under the automatic route. This limit can be increased to 74% of the paid-up capital with prior approval from the Foreign Investment Promotion Board (FIPB). Pursuant to a letter dated February 4, 2015, the FIPB has approved foreign investment in the Bank up to 74% of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If we are subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on our results of operation and financial condition. As of March 31, 2016, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.7% of the paid-up capital of the Bank. These limitations could negatively affect the price of our shares and could limit the ability of investors to trade our shares in the market. These limitations could also negatively affect the Bank’s ability to raise additional capital to meet our capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results.

Our success depends in a large part upon our management team and skilled personnel and our ability to attract and retain such persons.

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

The RBI is empowered under the Banking Regulation Act to impose penalties on banks and their employees to enforce applicable regulatory requirements. In fiscal 2014, the RBI imposed penalties on us and many other banks for certain irregularities and violations discovered by the RBI during its scrutiny conducted in the first half of 2013, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in the periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for the sale of third party products, the sale of gold coins for cash in excess of Rs. 50,000 in certain cases and the non-submission of proper information as required by the RBI. We paid a penalty of Rs. 45 million in June 2013. Further, in January 2015, the Financial Intelligence Unit (India) (FIU) imposed a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions. The Bank has filed an appeal against the order, the hearing of which is in progress. See “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Penalties.” Additionally, during fiscal 2014, the RBI investigated a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. Based on its assessment, the RBI, in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on “Lending under Consortium Arrangement/Multiple Banking Arrangements”. In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI has imposed a penalty of Rs. 20 million on us, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC/AML guidelines in this respect. See “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Penalties.” We cannot predict the initiation or outcome of any further investigations by other authorities or different investigations by the RBI. The penalties imposed by the RBI have generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results.

Material changes in Indian banking regulations may adversely affect our business and our future financial performance.

We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas. For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations, such as those affecting the extent to which we can engage in specific business, those that reduce our income through a cap on either fees or interest rates chargeable to our customers, or those affecting foreign investment in the banking industry, as well as changes in other government policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. Laws and regulations governing the banking sector may change in the future and any changes may adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.

We face strong competition in all areas of our business, and some of our competitors are significantly larger than we are. We compete directly with the large public sector banks, some of which have larger customer asset and deposit bases, larger branch networks and more capital than we do. These banks are becoming more competitive as they improve their customer services and technology. One other private sector bank in India is also larger than we are, based on certain metrics. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. The economies of scale that our larger competitors benefit from make it difficult for us to offer competitive pricing on products and services to retain existing customers and attract new customers so that we can execute our growth strategy successfully. In February 2013, the RBI issued guidelines for the entry of new banks into the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. The RBI received approximately 26 applications for new bank licenses including from some of the largest business groups in India. In April 2014, the RBI provided in-principle approvals to two of the applicants, IDFC Limited and Bandhan Financial Services Private Limited. In fiscal 2016, each of these entities commenced banking operations as IDFC Bank and Bandhan Bank, respectively.

The RBI has liberalized the licensing regime and intends to issue licenses on an ongoing basis subject to its qualification criteria. In November 2014, the RBI released guidelines for the licensing of payment banks and small finance banks in the private sector. In May 2016, the RBI released draft guidelines for the “on–tap” licensing of universal banks in the private sector. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign banks offering a wider range of products and services, which could adversely impact our competitive environment. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

Our funding is primarily short- and medium-term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2016, 39% of our loans are expected to mature within the next one year and 44% of our loans are expected to mature between the next one to three years. As of March 31, 2016, 39% of our deposits are expected to mature within the next one year and 41% of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which the bout of interest rate tightening in India was faster than many other economies. The RBI raised key policy rates from 5.25% (repo rate) in April 2010 to 8.5% in October 2011. However, key policy rates were eased from 8.0% (repo rate) in April 2012 to 7.25% in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (introduced by the RBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased from 200 basis points above the repo rate in September 2013 to 100 basis points above repo rate in October 2013. In contrast, the policy rates were tightened from 7.5% (repo rate) in September 2013 to 8.0% in January 2014. The RBI reduced the policy repo rate again to 7.75% in January 2015, further reducing it to 7.5% in March 2015, 7.25% in June 2015, 6.75% in September 2015 and 6.5% in April 2016. We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) at least 21.0% of our liabilities (computed as per guidelines issued by the RBI) in bonds issued by the Government of India. We are also required to maintain 4% of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government-issued securities is generally lower than that earned on our other interest earning assets.

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

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2016 was 21.5% of our net worth on a non-consolidated basis and 22.3% on a consolidated basis, in each case, under Indian GAAP. See “Supervision and Regulation—Regulations Relating to Capital Market Exposure Limits”. In the future if we fail to meet these regulatory limits, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.

Significant fraud, system failure or calamities would disrupt our revenue generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring the security of this system and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

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

Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to attract and retain customers, and may expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. Although we take steps to minimize reputational risk in dealing with customers and other constituencies, we, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to various cyber threats such as: a) phishing and trojans targeting our customers, whereby fraudsters send unsolicited mails to our customers seeking account-sensitive information or infecting customer computers in an attempt to search and export account-sensitive information; b) hacking, whereby attackers seek to hack into our website with the primary intention of causing reputational damage to us by disrupting services; and c) data theft whereby cyber criminals attempt to intrude into our network with the intention of stealing our data or information. Attempted cyber threats fluctuate in frequency but are generally not decreasing in frequency. There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber-incident which might have occurred on their own system or with that of an unrelated third party. Any cyber security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.

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

Initially, equity participation by banks would be permitted only in the private sector banks that are identified by the RBI for restructuring. On an application made by a foreign bank for acquisition of 5% or more in any private bank, the RBI would consider the standing and reputation of the foreign bank and permit such acquisition only if it was satisfied that the investment by such foreign bank is in the long-term interest of all the stakeholders of the investee bank. It was proposed that in the second phase, beginning April 2009, the RBI would allow foreign banks to acquire up to 74% of equity capital in private sector banks in India, and would also enact appropriate amendments to the Banking Regulation Act to provide for voting rights commensurate with economic ownership. However, in light of the global financial turmoil and concerns regarding the financial strength of banks around the world, the RBI decided to put on hold the second phase of the Roadmap and leave unchanged its policy on the presence of foreign banks in the country. While announcing its annual policy for fiscal 2010, the RBI said that it would continue with the current policy and procedures governing the presence of foreign banks in India. A review will happen once there is greater clarity regarding stability, recovery of the global financial system, and a shared understanding on the regulatory and supervisory architecture around the world. In January 2011, the RBI released a discussion paper on the presence of foreign banks in India, seeking comments and suggestions. In November 2013, the RBI released its framework for establishing WOSs of foreign banks in India, which aims to tighten regulatory control and encourage foreign banks to convert their existing branches into WOSs. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and, as a result, have a material adverse effect on our business. See “Restrictions on Foreign Ownership of Indian Securities”.

In February 2013, the RBI released guidelines for the licensing of new banks in the private sector. The key items covered under these guidelines include: i) promoters eligible to apply for banking licenses; ii) corporate structure; iii) minimum capital requirements for new banks; iv) foreign shareholding cap; v) corporate governance; and vi) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly-owned non-operative financial holding company (NOFHC) route, subject to compliance with certain specified criteria. Such a NOFHC is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. The RBI received about 26 applications for new bank licenses, including from some of the largest business groups in India. In April 2014, the RBI provided in-principle approvals to two of the applicants, IDFC Limited and Bandhan Financial Services Private Limited. In fiscal 2016, each of these entities commenced banking operations as IDFC Bank and Bandhan Bank, respectively. The RBI has liberalized the licensing regime and intends to issue licenses on an ongoing basis subject to its qualification criteria. In November 2014, the RBI released guidelines for the licensing of payment banks and small finance banks in the private sector. If the number of banks in the country increases, we will face increased competition in the businesses we operate in. This could have a material adverse effect on our business and financial results.

Delays in obtaining prior RBI approval and/or our inability to meet the criteria specified by the RBI for opening new branches to increase our infrastructure and expand our reach into different geographical segments will restrict our expansion plans and have a negative impact on our future financial performance by preventing us from realizing anticipated revenue from the new branches.

The RBI issues instructions and guidelines to banks on branch authorization from time to time. Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted. With the objective of liberalizing and rationalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of branches we will be able to open, which would in turn have an impact on our future growth. This would adversely affect our financial performance by preventing us from realizing anticipated revenue from the new branches. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”.

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with U.S. GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Note 2u, “Business Combination”, in our consolidated financial statements.

The Companies Act, 2013 has effected significant changes to the existing Indian company law framework, which may subject us to higher compliance requirements and increase our compliance costs.

A majority of the provisions and rules under the Companies Act, 2013 have been notified and come into effect from the date of their respective notifications, resulting in the corresponding provisions of the Companies Act, 1956 ceasing to have effect. The Companies Act, 2013 has brought into effect significant changes to the Indian company law framework, such as in the provisions relating to the issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. Further, the Companies Act, 2013 has also introduced additional requirements which do not have corresponding equivalents under the Companies Act, 1956, including the introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. We are also required to spend 2.0% of our average profits, computed in accordance with the Companies Act, 2013, during three immediately preceding financial years on corporate social responsibility activities. While we already spend a portion of our profits on corporate social responsibility activities, we may be required to increase our spending to comply with the requirements stipulated under the Companies Act, 2013. Further, the Companies Act, 2013 imposes greater monetary and other liability on the Bank, directors and officers in default, for any non-compliance with the requirements. To ensure compliance with the requirements of the Companies Act, 2013, we may need to allocate additional resources, which may increase our regulatory compliance costs and divert management attention.

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As at March 31, 2011, we had 1,986 branches and as at March 31, 2016, we had 4,520 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

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

Public companies in India, including us, will be required to prepare financial statements under IFRS or a variation thereof, Indian Accounting Standards, as per the implementation road map drawn up by the Ministry of Corporate Affairs. We may be adversely affected by this transition.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of Indian Accounting Standards (IND-AS) converged with IFRS for scheduled commercial banks, insurance companies and non-banking financial companies (Roadmap). The Roadmap requires such institutions to prepare IND-AS based financial statements for the accounting periods commencing on or after April 1, 2018, and to prepare comparatives for the periods ending on or after March 31, 2018. The RBI, in its circular dated February 11, 2016, requires all scheduled commercial banks to comply with IND-AS for financial statements for the periods stated above. The RBI does not permit banks to adopt IND-AS earlier than these timelines. We have not yet determined with any degree of certainty the impact that such adoption will have on our financial reporting. The new accounting standards will change, among other things, our methodologies for estimating allowances for probable loan losses and classifying and valuing our investment portfolio, as well as our revenue recognition policy. It is possible that our financial condition, results of operations, cash flows and changes in shareholders’ equity may appear materially different under IND-AS than under Indian or U.S. GAAP. Further, during the transition to IND-AS reporting, we may encounter difficulties in the ongoing implementation of the new standards and development of our management information systems. Given the increased competition for the small number of IFRS-experienced accounting personnel in India, it may be difficult for us to employ the appropriate accounting personnel to assist us in preparing IND-AS financial statements. Moreover, there is no significant body of established practice from which we may draw when forming judgments regarding the application of the new accounting standards. Any failure to successfully adopt IND-AS could adversely affect the Bank’s business, financial condition and results of operations.

Risks Relating to Investments in Indian Companies

Financial instability in other countries may cause increased volatility in Indian financial markets.

The Indian market and the Indian economy are influenced by the economic and market conditions in other countries, particularly the emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has affected the Indian economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and, indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. Financial disruptions may occur again and could harm the Bank’s business, its future financial performance and the prices of the equity shares.

The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in recent years. In particular, sub-prime mortgage loans in the United States have experienced increased rates of delinquency, foreclosure and loss. Since September 2008, liquidity and credit concerns and volatility in the global credit and financial markets increased significantly with the bankruptcy or acquisition of, and government assistance extended to, several major U.S. financial institutions. The United States continues to face adverse economic conditions and should a further downgrade of the sovereign credit ratings of the U.S. government occur, it is foreseeable that the ratings and perceived creditworthiness of instruments issued, insured or guaranteed by institutions, agencies or instrumentalities directly linked to the U.S. government could also be correspondingly affected by any such downgrade, which may have an adverse effect on the economic outlook across the world. Due to declining oil prices in fiscal 2016, the credit ratings for many oil exporting countries were downgraded. Such downgrades have the potential to impact the financial instruments issued from such countries. We have outstanding bonds issued from our Bahrain branch. In February 2016, S&P lowered its long- and short-term foreign and local currency sovereign credit ratings on the Kingdom of Bahrain to BB/B (stable) from BBB-/A3 (negative). The rating criteria published by S&P restrict the rating of any bond issued in a jurisdiction to the host country rating. Following Bahrain’s recent sovereign credit rating downgrade, S&P placed the long-term issue rating of the senior unsecured bonds issued by our Bahrain branch on CreditWatch with negative implications. Subsequent to the rating action, we put a structure in place guaranteeing payment on these bonds by our Hong Kong branch or one of our Indian branches should our Bahrain branch be unable to service these bonds. In July 2016, S&P removed these bonds from CreditWatch with negative implications and affirmed the senior unsecured bonds’ BBB- long-term issue rating. Any further downgrades to the sovereign credit ratings of countries in which we operate or any other country may have a material adverse effect on our business, financial position and the trading price of our equity shares.

Recent developments in the Eurozone have exacerbated the ongoing global economic crisis. Large budget deficits and rising public debts have triggered sovereign debt crises in multiple European countries that resulted in the bailout of certain economies and increased the risk of government debt defaults, forcing governments to undertake aggressive budget cuts and austerity measures. On the back of this crisis, the United Kingdom recently voted to leave the European Union, prompting a plunge in the sterling and a credit rating downgrade. The outcome of the U.K. referendum has the potential to trigger further exits from the European Economic and Monetary Union. While the terms of the U.K.’s exit from the European Union are negotiated, the uncertainty regarding the future of the United Kingdom and the European Union could pose downside risks to global growth prospects and keep financial markets on edge. In addition, the sovereign ratings of various European Union countries have been downgraded since 2012. Financial markets and the supply of credit could continue to be negatively impacted by ongoing concerns surrounding the sovereign debts and fiscal deficits of European countries, the possibility of further downgrades of, or defaults on, sovereign debt, concerns regarding a slowdown in growth in certain economies and uncertainties regarding the stability and overall standing of the European Monetary Union. These and other related events have had a significant impact on the global credit and financial markets as a whole, including reduced liquidity, greater volatility, the widening of credit spreads and a lack of price transparency.

In response to such developments, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event that the current adverse conditions in the global credit markets continue or if there is any significant financial disruption, this could have an adverse effect on our business, future financial performance and the trading price of our equity shares.

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

Capital flows have picked up substantially during fiscals 2015 and 2016, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform government in 2014. While the current account deficit (CAD) remained a main area of concern over fiscal 2012 and fiscal 2013, it shrunk sharply in fiscal 2014 to 1.7% of GDP, and fell further in fiscals 2015 and 2016 to 1.3% and 1.0% of GDP, respectively. A sharp contraction in the oil imports bill on the back of a near fifty percent decline in global crude prices was the main reason behind the improvement in the current account position. However, the increase in the quantum of capital flows was reduced to a certain extent as a result of volatility in the Indian rupee. Going forward, the Indian rupee may be impacted by factors such as: (a) the possibility of a gradual tightening in U.S. monetary policy, (b) uncertainty surrounding the United Kingdom’s exit from the European Union, (c) the slower pace of growth in China, and (d) the prospect of an above-normal monsoon season, which could revive rural demand. Further, global risk aversion could mean a continuation of the rotation of global fund flows from emerging markets to U.S. markets over the medium term. However, the Indian rupee may be less vulnerable than other emerging market currencies on the back of an improvement in the CAD and a moderation in inflation rates. Nevertheless, it remains a possibility that the RBI will intervene in the foreign exchange markets to stamp out excess volatility in the exchange rate in the event of potential shocks, such as an increase in U.S. interest rates or a break-down in the negotiations between EU and U.K. policymakers. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which would, in turn, cause domestic interest rates to rise.

Further, any increased volatility in capital flows may also affect monetary policy decision-making. For instance, a period of net capital outflows might force the RBI to keep monetary policy tighter than optimal to guard against currency depreciation.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators remain significant as independent factors in the Indian economy. The election of a pro-business majority government in May 2014 has marked a distinct increase in expectations for policy and economic reforms among certain aspects of the Indian economy. There is no guarantee that the new government will be able to enact an optimal set of reforms or that any such reforms would continue or succeed if there were a change in the current majority leadership in the government in the future. There is also no guarantee that the government will announce an optimal set of reforms or policies in the future. The rate of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. Other major reforms that have been proposed are the goods and services tax and the general anti-avoidance rules. Any significant change in India’s economic liberalization, deregulation policies or other major economic reforms could adversely affect business and economic conditions in India generally and our business in particular.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

Terrorist attacks, such as those in Mumbai in November 2008, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and also adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and, as a result, ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan or between India and China might result in investor concern about stability in the region, which could adversely affect the price of our equity shares and ADSs.

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

In addition, India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under section 13 and section 44A of the Indian Civil Procedure Code (Code). Section 44A of the Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India that the government has, by notification, declared to be a reciprocating territory, that judgment may be enforced in India by proceedings in execution as if it had been rendered by the relevant court in India. However, section 44A of the Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards.

The United States has not been declared by the government to be a reciprocating territory for the purposes of section 44A of the Code. However, the United Kingdom has been declared by the government to be a reciprocating territory and the High Courts in England as the relevant superior courts. A judgment of a court in a jurisdiction which is not a reciprocating territory, such as the United States, may be enforced only by a new suit upon the judgment and not by proceedings in execution. Section 13 of the Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except: (i) where it has not been pronounced by a court of competent jurisdiction; (ii) where it has not been given on the merits of the case; (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where it has been obtained by fraud; or (vi) where it sustains a claim founded on a breach of any law in force in India. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to execution. Any judgment in a foreign currency would be converted into Indian rupees on the date of the judgment and not on the date of the payment. The Bank cannot predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to considerable delays.

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

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India (SEBI) and the stock exchanges are responsible for improving disclosure and other regulatory standards for the Indian securities markets. The SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Foreign Account Tax Compliance withholding may affect payments on the equity shares and the ADSs.

Sections 1471 through 1474 of the Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered a number of intergovernmental agreements with other jurisdictions (IGAs) which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the intergovernmental agreement (IGA) and relevant rules made pursuant thereto.

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

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2012	US$	36.8	US$	24.5	1,031,409
2013		43.0		27.3	698,845
2014		43.8		26.6	949,054
2015
First Quarter		48.8		39.3	1,105,441
Second Quarter		51.7		45.6	817,861
Third Quarter		54.7		45.6	810,609
Fourth Quarter		64.0		49.3	1,316,123
2016
First Quarter		61.8		54.2	816,835
Second Quarter		64.1		51.6	813,647
Third Quarter		65.4		56.1	702,302
Fourth Quarter		62.0		51.1	780,966
Most Recent Six Months
January 2016		60.9		53.1	799,732
February 2016		60.5		51.1	817,925
March 2016		62.0		53.1	731,159
April 2016		64.0		59.8	617,724
May 2016		65.0		61.7	624,671
June 2016		67.1		63.3	645,823
July 1, 2016 to July 22, 2016		69.5		65.1	457,040

Our shareholders at the annual general meeting held on July 6, 2011 approved the subdivision of our one equity share having a nominal value of Rs. 10.0 each into five equity shares having a nominal value of Rs. 2.0 each. Necessary instructions were issued to JPMorgan Chase Bank, N.A., the depositary, for the ADSs to effect the split in the ADSs so as to ensure that the ratio between the ADSs and the underlying equity shares remains 1:3 as on the date prior to the subdivision.

The closing price for our ADSs on the NYSE was US$ 69.4 per ADS on July 22, 2016.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the NSE;

•	the imputed high and low prices for our equity shares translated into U.S. dollars, based on the noon buying rate in the city of New York for cable transfers in Indian rupees at U.S.$1.00 = Rs. 66.25 on March 31, 2016; and

•	the average daily trading volume for our equity shares on the NSE.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2012	Rs.	539.9	Rs.	400.3	US$	8.1	US$	6.0	3,420,299
2013		705.5		482.2		10.6		7.3	2,660,099
2014		760.8		528.0		11.5		8.0	3,143,188
2015
First Quarter		856.0		707.3		12.9		10.7	2,354,148
Second Quarter		879.8		791.4		13.3		11.9	1,814,656
Third Quarter		974.0		854.1		14.7		12.9	1,779,679
Fourth Quarter		1109.3		936.3		16.7		14.1	1,995,233
2016
First Quarter		1072.0		944.2		16.2		14.3	1,662,475
Second Quarter		1128.0		977.0		17.0		14.7	1,455,951
Third Quarter		1124.0		1,040.1		17.0		15.7	1,156,124
Fourth Quarter		1108.0		928.0		16.7		14.0	1,556,754
Most Recent Six Months
January 2016		1108.0		1007.9		16.7		15.2	1,393,860
February 2016		1067.0		928.0		16.1		14.0	1,701,722
March 2016		1078.9		971.9		16.3		14.7	1,567,430
April 2016		1136.7		1042.9		17.2		15.7	1,377,189
May 2016		1195.0		1113.2		18.0		16.8	1,247,373
June 2016		1191.9		1144.3		18.0		17.3	1,186,246
July 1, 2016 to July 22, 2016		1239.9		1160.9		18.7		17.5	1,362,938

Our shareholders, by a special resolution on July 6, 2011, approved a stock split resulting in a reduction in the par value of each equity share from Rs.10.0 to Rs. 2.0 effective as of July 16, 2011.

The closing price for our equity shares on the National Stock Exchange was Rs. 1,230.8 per share on July 22, 2016.

As of March 31, 2016, there were 479,869 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 410 had registered addresses in the United States and held an aggregate of 19,042,679 equity shares representing 0.09% of our shareholders. In our books only, the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs and GDRs.

Upon our acquisition of Centurion Bank of Punjab (CBoP) in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2016, there were 22,891,290 GDRs outstanding, representing 11,445,645 shares of the Bank (in aggregate 0.45% of our paid-up capital).

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

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings calculated under Indian GAAP, the Companies Act permits our Board of Directors, subject to the approval of our shareholders, to distribute to the shareholders, in the form of fully paid-up bonus equity shares, an amount transferred from the company’s free reserves, securities premium account or the capital redemption reserve account. Bonus equity shares can be distributed only with the prior approval of the Reserve Bank of India (RBI). These bonus equity shares must be distributed to shareholders in proportion to the number of equity shares owned by them.

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

Voting Rights

A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. In terms of Section 12 of the Banking Regulation Act, 1949 as amended with effect from January 18, 2013 by the Banking Laws Amendment Act, 2012, no person holding shares in a banking company shall, in respect of any shares held by such person, exercise voting rights on poll in excess of 10% of the total voting rights of all the shareholders of the banking company, provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10% to 26%. The Master Direction—Ownership in Private Sector Banks, Directions, 2016, issued by the RBI on May 12, 2016, states that the current level of ceiling on voting rights is 15%.

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

For the purpose of determining equity shares entitled to annual dividends, the register of shareholders is closed for a period prior to the annual general meeting. The Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 permit us, pursuant to a resolution of our Board of Directors and upon at least seven days’ advance notice to the stock exchanges, to set the record date and close the register of shareholders after seven days’ public notice for not more than 30 days at a time, and for not more than 45 days in a year, in order for us to determine which shareholders are entitled to certain rights pertaining to the equity shares. Trading of equity shares and delivery of certificates in respect of the equity shares may, however, continue after the register of shareholders is closed.

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the Securities and Exchange Board of India (SEBI). These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty.

The SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositaries Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant. Upon delivery, the equity shares shall be registered in the name of the relevant depositary on our books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be done through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.

The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.

Our equity shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the provisions of Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or any other law in force at the time, the National Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct a rectification of the register of records. It is a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within 30 days from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the National Company Law Tribunal seeking to register the transfer of equity shares. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Our Articles provide for certain restrictions on the transfer of equity shares, including granting power to the Board of Directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than 5.0% of our share capital.

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

Acquisition by the Issuer of Its Own Shares

The Companies Act permits a company to acquire its own equity shares and reduce its capital under certain circumstances. Such reduction of capital requires compliance with buy-back provisions specified in the Companies Act and by the SEBI.

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

No acquisition of shares/voting rights by an acquirer in a target company which entitles the acquirer, together with persons acting in concert with them, to 25% or more of such shares or voting rights is permissible unless the acquirer makes a public announcement of an open offer for acquiring the shares of the target company in the manner provided in the Takeover Code. The public announcement of an open offer is also mandatory where an acquirer who, together with persons acting in concert with them, holds 25% of the shares/voting rights in the target company, but less than the maximum permissible non-public shareholding, seeks to acquire an additional 5% or more of the shares/voting rights in the target company during any fiscal year. However, the Takeover Code applies only to shares or securities convertible into shares which carry a voting right. This provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, issued the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder. The ADSs are evidenced by what is known as American Depositary Receipts or ADRs. The shareholders of the Bank at the 17th Annual General Meeting held on July 6, 2011 approved the sub-division of one equity share of the Bank having a nominal value of Rs. 10.0 each into five equity shares with a nominal value of Rs. 2.0 each. As a result of the same, the Bank issued additional ADSs in a proportionate number, with each ADS representing three underlying equity shares of the Bank.

The depositary’s office is located at 4 New York Plaza, Floor 12, New York, NY 10004.

Investors may hold ADSs either directly or indirectly through their broker or other financial institution. If an investor holds ADSs directly, by having an ADR certificate evidencing a specific number of ADSs registered in his name on the books of the depositary, or by holding an ADS in the depositary’s direct registration system, he is an ADR holder. This description assumes that the investor holds his ADSs directly. If an investor holds the ADSs through his broker or financial institution nominee, he must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Investors should consult with their broker or financial institution to find out what these procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, investors must rely on the depositary to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR, which contains the terms of the ADSs. Investors can read a copy of the amended and restated deposit agreement, which was filed as an exhibit to the registration statement on Form F-6 on September 9, 2015. Investors may also obtain a copy of the amended and restated deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to the investor the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its charges and expenses. The investor will receive these distributions in proportion to the number of deposited securities that the investor’s ADSs represent. To the extent practicable, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash

The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution if this is practicable and can be done in a reasonable manner. The depositary will distribute this cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

Shares

In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. The depositary will sell any shares which would result in fractional ADSs and distribute the net proceeds to the ADR holders entitled to them.

Rights to Receive Additional Shares

In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish such evidence, the depositary may:

•	sell the rights, if practicable, and distribute the net proceeds as cash; or

•	if it is not practicable to sell the rights, allow the rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders or furnish evidence that the depositary may lawfully make any rights available to ADR holders.

Other Distributions

In the case of a distribution of securities or property other than those described above, the depositary may either:

•	distribute such securities or property in any manner it deems equitable and practicable; or

•	to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash; or

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and handled by the depositary in accordance with its then current practices).

The depositary may choose, after consultation with us, if practicable, any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain those items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

We cannot assure investors that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com/Investors/FindOutAboutDRs, the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

The depositary issues ADSs upon the deposit of shares or evidence of rights to receive shares with the custodian after payment of the fees and expenses owing to the depositary in connection with such issuance.

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

Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. To the extent delivery of certificates is impracticable, the shares may be deposited by any other delivery means reasonably acceptable to the depositary or custodian, including by way of crediting the shares to an account maintained by the custodian with us or an accredited intermediary acting as registrar for the shares.

We will inform the depositary if any of the shares permitted to be deposited do not rank pari passu with other deposited securities and the depositary will arrange for the issuance of temporary ADSs representing such shares until such time as the shares become fully fungible with the other deposited securities.

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

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All ADSs issued will be evidenced by way of registration in the depositary’s direct registration system, unless certificated ADRs are specifically requested by the holder. Rather than receiving a certificate, registered holders will receive periodic statements from the depositary showing the number of ADSs to which they are entitled. Certificated ADRs will be delivered at the depositary’s designated transfer office.

When an investor turns in his ADR certificate at the depositary’s office, or provides proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares. Delivery of deposited securities in certificated form will be made at the custodian’s office or, at the investor’s risk and expense, the depositary may deliver such deposited securities at such other place as may be requested by the investor. A stamp duty will be payable by the relevant ADR holder in respect of any withdrawal of shares, unless the shares are held in dematerialized form. Any subsequent transfer by the holder of the shares after withdrawal will require the approval of the Reserve Bank of India, which approval must be obtained by the purchaser and us under the provisions of the Foreign Management Regulation Act, 1999 unless the transfer is on a stock exchange or in connection with an offer under the Indian takeover regulations.

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

Record Dates

The depositary may, after consultation with us, if practicable, fix record dates for the determination of the ADR holders, who will be entitled or obligated (as the case may be) to receive any distribution on or in respect of deposited securities, or to pay the fee assessed by the depositary for administration of the ADR program and any expenses provided for in the ADR, subject to the provisions of the deposit agreement.

Reports and Other Communications

The depositary will make available for inspection by ADR holders at the offices of the depositary and at the transfer office any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. The depositary will distribute copies of such communications, or English translations or summaries thereof, to ADR holders when furnished by us.

Fees and Charges for Holders of American Depositary Shares

The depositary collects the following fees from holders of ADRs or intermediaries acting on their behalf:

Category		Depositary actions	Associated fee
(a)	Issuing ADSs	Issuing ADSs upon deposits of shares, issuances in respect of share distributions, rights and other distributions, stock dividends, stock splits, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities.	US$5.00 for each 100 ADSs (or portion thereof) issued or delivered.

(b)	Distributing dividends	Distribution of cash.	US$0.02 or less per ADS.

(c)	Distributing or selling securities	Distribution to ADR holders of securities received by the depositary or net proceeds from the sale of such securities.	US$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d)	Cancellation or reduction of ADSs	Acceptance of ADSs surrendered for withdrawal of deposited shares, or the cancellation or reduction of ADSs for any other reason.	US$5.00 for each 100 ADSs (or portion thereof) reduced, canceled or surrendered (as the case may be).

(e)	Transferring, splitting or combining ADRs	Transfer, split or combinination of depositary receipts.	US$1.50 per ADR.

(f)	General depositary services	Services performed by the depositary in administering the ADRs.	US$0.01 per ADS per calendar year (or portion thereof).

(g)	Other	Fees, charges and expenses incurred on behalf of holders in connection with:		The amount of such fees, charges and expenses incurred by the depositary and/or any of its agents.

		•	compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

		•	the servicing of shares or other deposited securities;

		•	the sale of securities;

		•	the delivery of deposited securities;

		•	the depositary’s or its custodian’s compliance with applicable law, rule or regulation;

		•	stock transfer or other taxes and other governmental charges;

		•	cable, telex and facsimile transmission and delivery charges;

		•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

		•	the conversion of foreign currency into U.S. dollars (which are deducted by the depositary out of such foreign currency); or

		•	the fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public or private sale of securities under the deposit agreement.

As provided in the deposit agreement, the depositary may collect its fees for making cash and other distributions to holders by deducting fees from distributable amounts or by selling a portion of the distributable property. The depositary may generally refuse to provide services until its fees for those services are paid.

Fees Paid by the Depositary to us

Direct and Indirect Payments

The depositary has agreed to contribute certain reasonable direct and indirect expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, we may be required to repay to the depositary amounts contributed in prior periods.

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal 2016.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	8,186,547.73

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution, and by holding or having held an ADR, the holder and all prior holders, jointly and severally, agree to indemnify, defend and save harmless the depositary and its agents. If an ADR holder owes any tax or other governmental charge, the depositary may:

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

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without the consent of ADR holders for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being notified of these changes, the ADR holder is deemed to agree to, and be bound by, such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair an ADR holder’s right to surrender its ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law. If a governmental or regulatory body adopts new laws, rules or regulations which require the deposit agreement or the ADS to be amended, the Bank and the depositary may make the necessary amendments, which could take effect before an ADR holder receives notice thereof.

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days’ prior notice and it must do so at our request. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the remaining deposited securities and hold the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, in trust for the ADR holders who have not yet surrendered their ADRs. After making those sales, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Republic of India or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or regulation governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond its control shall prevent or delay, or shall cause it to be subject to any civil or criminal penalty in connection with any act which the deposit agreement or the ADRs provide shall be done or performed by it;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it takes any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information;

•	it performs its obligations under the deposit agreement without gross negligence or willful misconduct; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

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

The depositary will not be liable for the price received in connection with any sale of securities or any delay or omission to act nor will the depositary be responsible for any error or delay in action, omission to act, default or negligence on the part of the party retained in connection with any sale or proposed sale of securities.

The depositary may own and deal in any class of securities and in ADRs.

Disclosure of Interest in ADSs

From time to time we may request ADR holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which they own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

Investors in ADSs agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts, without risk, liability or expense on the part of the depositary, to comply with written instructions received from us requesting that it forward any such requests to investors in ADSs and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

We may restrict transfers of the shares where any such transfer might result in ownership of shares in contravention of, or exceeding the limits under, applicable law or our organizational documents. We may also instruct ADR holders that we are restricting the transfers of ADSs where such a transfer may result in the total number of shares represented by the ADSs beneficially owned by ADR holders contravening or exceeding the limits under the applicable law or our organizational documents. We reserve the right to instruct ADR holders to deliver their ADSs for cancellation and withdrawal of the shares underlying such ADSs and holders agree to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature, and information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs; and

•	the holder has complied with such regulations as the depositary may establish consistent with the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if any such action is deemed advisable by the depositary.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which, in the case of registered ADRs, shall include the depositary’s direct registration system. ADR holders may inspect the depositary’s designated records at all reasonable times. Such register may be closed at any time from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

The depositary may issue ADSs prior to the receipt of shares and deliver shares prior to the receipt of ADSs for the withdrawal of deposited securities. Each such transaction is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the person or entity to whom ADSs or shares will be delivered:

•	represents that, at the time of the pre-release, the applicant or its customer owns the shares or ADSs to be delivered;

•	agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until they have been delivered to the depositary or custodian;

•	unconditionally guarantees to deliver the shares or ADSs to the depositary or custodian, as applicable; and

•	agrees to any additional restrictions or requirements that the depositary deems appropriate; and

•	the depositary has received collateral for the full market value of the pre-released ADSs or shares.

In general, the number of pre-released ADSs and shares is limited to 30% of all ADSs outstanding at any given time (without giving effect to those ADSs issued prior to the receipt of shares). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release transactions with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with pre-release transactions, including earnings on collateral but excluding the collateral itself.

The Depositary

The depositary is JPMorgan Chase Bank, N.A., a commercial bank offering a wide range of banking services to its customers both domestically and internationally. JPMorgan Chase Bank, National Association is a wholly-owned bank subsidiary of JPMorgan Chase & Co., a Delaware corporation.

DIVIDEND POLICY

We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share				Total amount of dividends declared
					(in millions)
Relating to Fiscal Year
2012	Rs.	4.30	US$	0.065	Rs.	10,090.8	US$	152.3
2013		5.50		0.083		13,090.8		197.6
2014		6.85		0.103		16,433.5		248.1
2015		8.00		0.121		20,052.0		302.7
2016		9.50		0.143		24,017.8		362.5

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

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2014, 2015 and 2016 and the selected balance sheet data as of March 31, 2015 and 2016 are derived from our audited financial statements included in this report. Our selected balance sheet data as of March 31, 2012, March 31, 2013, March 31, 2014 and selected income statement data for the fiscal years ended March 31, 2012 and March 31, 2013 are derived from our audited financial statements not included in this report.

For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2016 have been translated into U.S. dollars at the rate on such date of Rs. 66.25 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2012		2013		2014		2015		2016		2016
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	277,540.0	Rs.	353,878.5	Rs.	422,211.3	Rs.	500,787.2	Rs.	625,428.6	US$	9,440.4
Interest expense		151,148.0		196,802.0		229,639.2		264,610.9		333,067.1		5,027.4
Net interest revenue		126,392.0		157,076.5		192,572.1		236,176.3		292,361.5		4,413.0
Provisions for credit losses		7,837.3		12,688.0		17,428.1		17,000.2		21,531.3		325.0
Net interest revenue after provisions for credit losses		118,554.7		144,388.5		175,144.0		219,176.1		270,830.2		4,088.0
Non-interest revenue, net		52,595.5		65,177.4		70,834.5		79,821.5		96,833.9		1,461.6
Net revenue		171,150.2		209,565.9		245,978.5		298,997.6		367,664.1		5,549.6
Non-interest expense		97,313.5		117,591.1		124,228.1		144,973.0		182,077.3		2,748.3
Income before income tax expense		73,836.7		91,974.8		121,750.4		154,024.6		185,586.8		2,801.3
Income tax expense		23,828.7		29,840.1		42,304.2		54,519.9		67,536.9		1,019.4
Net income before noncontrolling interest		50,008.0		62,134.7		79,446.2		99,504.7		118,049.9		1,781.9
Less: Net income attributable to shareholders of noncontrolling interest		224.6		315.3		126.5		267.0		134.6		2.0
Net income attributable to HDFC Bank Limited	Rs.	49,783.4	Rs.	61,819.4	Rs.	79,319.7	Rs.	99,237.7	Rs.	117,915.3	US$	1,779.9
Per equity share data:
Earnings per equity share, basic	Rs.	21.30	Rs.	26.18	Rs.	33.18	Rs.	40.94	Rs.	46.84	US$	0.71
Earnings per equity share, diluted		21.12		25.91		32.94		40.55		46.33		0.70
Dividends per share		4.30		5.50		6.85		8.00		9.50		0.14
Book value(1)		168.34		196.89		221.71		299.32		343.85		5.19
Equity share data:
Equity shares outstanding at end of period		2,346.7		2,379.4		2,399.1		2,506.5		2,528.2		2,528.2
Weighted average equity shares outstanding—basic		2,336.7		2,361.0		2,390.3		2,423.8		2,517.4		2,517.4
Weighted average equity shares outstanding—diluted		2,357.3		2,386.1		2,408.1		2,447.3		2,545.4		2,545.4
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		63.90		78.54		99.54		122.82		140.52		2.13
Earnings per ADS—diluted		63.36		77.73		98.82		121.65		138.99		2.10

	As of March 31,
	2012		2013		2014		2015		2016		2016
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	188,043.0	Rs.	218,740.2	Rs.	370,835.2	Rs.	341,124.3	Rs.	377,671.7	US$	5,700.7
Term placements(2)		150,096.5		199,265.7		176,481.7		169,989.5		148,899.8		2,247.5
Loans, net of allowance		2,006,374.3		2,504,551.6		3,185,648.1		3,896,115.0		4,935,474.3		74,497.7
Investments:
Investments held for trading		77,043.4		87,383.5		65,077.9		61,292.8		71,860.9		1,084.7
Investments available for sale		807,080.4		1,018,071.5		908,824.3		1,504,412.8		1,878,684.4		28,357.5
Total		884,123.8		1,105,455.0		973,902.2		1,565,705.6		1,950,545.3		29,442.2
Total assets	Rs.	3,571,155.7	Rs.	4,370,906.1	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	7,736,723.3	US$	116,780.7
Long-term debt		178,366.6		295,219.7		395,208.6		457,934.4		522,313.5		7,884.0
Short-term borrowings		112,642.8		145,617.2		150,775.5		214,191.9		253,562.4		3,827.4
Total deposits		2,465,049.6		2,960,533.9		3,670,000.1		4,501,710.8		5,457,860.3		82,382.8
Of which:
Interest-bearing deposits		2,012,057.9		2,438,262.0		3,057,154.5		3,768,678.8		4,575,414.5		69,062.9
Non-interest bearing deposits		452,991.7		522,271.9		612,845.6		733,032.0		882,445.8		13,319.9
Total liabilities		3,174,563.0		3,900,528.2		4,592,406.6		5,507,448.2		6,865,928.1		103,636.6
Noncontrolling interest		1,537.5		1,903.6		1,094.0		1,315.5		1,485.0		22.4
HDFC Bank Limited shareholders’ equity		395,055.2		468,474.3		531,906.7		750,252.1		869,310.2		13,121.7
Total liabilities and shareholders’ equity	Rs.	3,571,155.7	Rs.	4,370,906.1	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	7,736,723.3	US$	116,780.7

	Year ended March 31,
	2012		2013		2014		2015		2016		2016
	(in millions)
Period average(3)
Interest-earning assets	Rs.	2,746,339.2	Rs.	3,403,617.4	Rs.	4,110,169.4	Rs.	4,878,731.8	Rs.	6,334,288.6	US$	95,611.9
Loans, net of allowance		1,854,364.2		2,328,320.6		2,839,477.7		3,408,315.6		4,278,152.9		64,575.9
Total assets		3,097,162.6		3,774,632.3		4,505,119.5		5,289,353.5		6,776,037.8		102,279.8
Interest-bearing deposits		1,825,018.8		2,245,452.4		2,737,895.6		3,365,392.5		4,301,515.1		64,928.5
Non-interest bearing deposits		390,682.9		414,590.2		448,165.2		519,675.4		620,340.4		9,363.6
Total deposits		2,215,701.7		2,660,042.6		3,186,060.8		3,885,067.9		4,921,855.5		74,292.2
Interest-bearing liabilities		2,168,714.2		2,721,847.0		3,362,570.1		3,944,982.9		5,130,083.6		77,435.2
Long-term debt		148,201.6		234,489.1		296,782.8		449,057.2		485,713.4		7,331.5
Short-term borrowings		195,493.8		241,905.5		327,891.7		130,533.2		342,855.1		5,175.2
Total liabilities		2,722,648.3		3,338,592.5		3,997,363.1		4,673,939.3		5,955,268.7		89,890.8
Total shareholders’ equity		374,514.3		436,039.8		507,756.4		615,414.2		820,769.1		12,389.0

	As of or for the year ended March 31,
	2012	2013	2014	2015	2016
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.6	1.6	1.8	1.9	1.7
Average total shareholders’ equity	13.3	14.2	15.6	16.1	14.4
Dividend payout ratio(4)	20.3	21.2	20.7	20.2	20.4
Spread(5)	4.2	4.1	4.2	4.3	4.1
Net interest margin(6)	4.6	4.6	4.7	4.8	4.6
Cost-to-net revenue ratio(7)	56.9	56.1	50.5	48.5	49.5
Cost-to-average assets ratio(8)	3.1	3.1	2.8	2.7	2.7
Capital:
Total capital adequacy ratio(9)	16.52	16.80	16.07	16.79	15.53
Tier 1 capital adequacy ratio(9)	11.60	11.08	11.77	13.66	13.22
Tier 2 capital adequacy ratio(9)	4.92	5.72	4.30	3.13	2.31
Average total shareholders’ equity as a percentage of average total assets	12.1	11.6	11.3	11.6	12.1
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(10)	0.9	0.8	1.2	1.0	1.0
Net non-performing customer assets as a percentage of net customer assets(10)	0.2	0.2	0.6	0.4	0.4
Total allowance for credit losses as a percentage of gross non-performing credit assets	146.6	159.4	143.5	120.4	108.3

(1)	Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.
(2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
(3)	Average balances are the average of daily outstanding amounts.
(4)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy.”
(5)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities includes non-interest bearing current accounts.
(6)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
(7)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(8)	Represents the ratio of non-interest expense to average total assets.
(9)	Total, Tier I and Tier II capital adequacy ratios for fiscals 2012 and 2013 have been calculated in accordance with RBI guidelines (New Capital Adequacy Framework, generally referred to as Basel II) and capital adequacy ratios for fiscals 2014, 2015 and 2016 have been calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as Basel III) and therefore are not directly comparable. See also “Supervision and Regulation”.
(10)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2014					2015					2016
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents(1)	Rs.	48,915.8	Rs.	1,699.8	3.5%	Rs.	85,560.4	Rs.	3,217.0	3.8%	Rs.	77,428.7	Rs.	3,339.8	4.3%
Term placements		179,718.7		10,375.7	5.8		165,848.3		10,053.0	6.1		157,896.4		9,548.0	6.0
Investments available for sale		975,076.8		77,497.1	7.9		1,135,060.9		94,129.1	8.3		1,718,127.8		136,062.4	7.9
Investments held for trading		66,980.4		5,883.4	8.8		83,946.6		5,123.4	6.1		102,682.8		5,659.9	5.5
Loans, net:
Retail loans		1,884,500.8		233,307.2	12.4		2,344,964.3		282,799.0	12.1		3,023,627.7		354,229.3	11.7
Wholesale loans		954,976.9		93,448.1	9.8		1,063,351.3		105,465.7	9.9		1,254,525.2		116,589.2	9.3
Total interest-earning assets:	Rs.	4,110,169.4	Rs.	422,211.3	10.3%	Rs.	4,878,731.8	Rs.	500,787.2	10.3%	Rs.	6,334,288.6	Rs.	625,428.6	9.9%
Non-interest-earning assets:
Cash		178,960.0					199,948.0					247,757.0
Property and equipment		30,529.7					31,481.4					34,786.6
Other assets		185,460.4					179,192.3					159,205.6
Total non-interest earning assets		394,950.1					410,621.7					441,749.2
Total assets	Rs.	4,505,119.5	Rs.	422,211.3	9.4%	Rs.	5,289,353.5	Rs.	500,787.2	9.5%	Rs.	6,776,037.8	Rs.	625,428.6	9.2%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	893,648.0	Rs.	35,653.9	4.0%	Rs.	1,054,374.0	Rs.	42,031.0	4.0%	Rs.	1,258,166.0	Rs.	50,336.0	4.0%
Time deposits		1,844,247.6		151,920.8	8.2		2,311,018.5		185,290.9	8.0		3,043,349.1		233,428.7	7.7
Short-term borrowings(2)		327,891.7		18,087.9	5.5		130,533.2		7,341.0	5.6		342,855.1		16,491.4	4.8
Long-term debt		296,782.8		23,976.6	8.1		449,057.2		29,948.0	6.7		485,713.4		32,811.0	6.8
Total interest-bearing liabilities	Rs.	3,362,570.1	Rs.	229,639.2	6.8%	Rs.	3,944,982.9	Rs.	264,610.9	6.7%	Rs.	5,130,083.6	Rs.	333,067.1	6.5%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		448,165.2					519,675.4					620,340.4
Other liabilities		186,627.8					209,281.0					204,844.7
Total non-interest-bearing liabilities		634,793.0					728,956.4					825,185.1
Total liabilities	Rs.	3,997,363.1	Rs.	229,639.2	5.7%	Rs.	4,673,939.3	Rs.	264,610.9	5.7%	Rs.	5,955,268.7	Rs.	333,067.1	5.6%
Total shareholders’ equity		507,756.4					615,414.2					820,769.1
Total liabilities and shareholders’ equity	Rs.	4,505,119.5	Rs.	229,639.2	5.1%	Rs.	5,289,353.5	Rs.	264,610.9	5.0%	Rs.	6,776,037.8	Rs.	333,067.1	4.9%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2015 vs. Fiscal 2014 Increase (decrease) (1) due to						Fiscal 2016 vs. Fiscal 2015 Increase (decrease) (1) due to
	Net change		Change in Average balance		Change in average rate		Net change		Change in Average balance		Change in average rate
					(in millions)
Interest revenue:
Cash equivalents	Rs.	1,517.2	Rs.	1,273.4	Rs.	243.8	Rs.	122.8	Rs.	(305.7)	Rs.	428.5
Term placements		(322.7)		(800.8)		478.1		(505.0)		(482.0)		(23.0)
Investments available for sale		16,632.0		12,700.0		3,932.0		41,933.3		47,967.1		(6,033.8)
Investments held for trading		(760.0)		1,490.3		(2,250.3)		536.5		1,143.5		(607.0)
Loans, net:
Retail loans		49,491.8		57,006.8		(7,515.0)		71,430.3		81,845.7		(10,415.4)
Wholesale loans		12,017.6		10,604.8		1,412.8		11,123.5		18,961.1		(7,837.6)
Total interest-earning assets	Rs.	78,575.9	Rs.	82,274.5	Rs.	(3,698.6)	Rs.	124,641.4	Rs.	149,129.7	Rs.	(24,488.3)
Interest expense:
Savings account deposits	Rs.	6,377.1	Rs.	6,377.1	Rs.	—	Rs.	8,305.0	Rs.	8,305.0	Rs.	—
Time deposits		33,370.1		38,450.5		(5,080.4)		48,137.8		58,716.2		(10,578.4)
Short-term borrowings		(10,746.9)		(10,887.1)		140.2		9,150.4		11,940.7		(2,790.3)
Long-term debt		5,971.4		12,302.0		(6,330.6)		2,863.0		2,444.6		418.4
Total interest-bearing liabilities	Rs.	34,971.7	Rs.	46,242.5	Rs.	(11,270.8)	Rs.	68,456.2	Rs.	81,406.5	Rs.	(12,950.3)
Net interest revenue	Rs.	43,604.2	Rs.	36,032.0	Rs.	7,572.2	Rs.	56,185.2	Rs.	67,723.2	Rs.	(11,538.0)

(1)	The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes which are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2014		2015		2016
	(in millions, except percentages)
Interest revenue	Rs.	422,211.3	Rs.	500,787.2	Rs.	625,428.6
Average interest-earning assets		4,110,169.4		4,878,731.8		6,334,288.6
Interest expense		229,639.2		264,610.9		333,067.1
Average interest-bearing liabilities		3,362,570.1		3,944,982.9		5,130,083.6
Average total assets		4,505,119.5		5,289,353.5		6,776,037.8
Average interest-earning assets as a percentage of average total assets		91.2%		92.2%		93.5%
Average interest-bearing liabilities as a percentage of average total assets		74.6%		74.6%		75.7%
Average interest-earning assets as a percentage of average interest-bearing liabilities		122.2%		123.7%		123.5%
Yield		10.3%		10.3%		9.9%
Cost of funds(1)		5.7%		5.7%		5.6%
Spread(2)		4.2%		4.3%		4.1%
Net interest margin(3)		4.7%		4.8%		4.6%

(1)	Excludes total shareholders’ equity.
(2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts.
(3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Return on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2014		2015		2016
	(in millions, except percentages)
Net income	Rs.	79,319.7	Rs.	99,237.7	Rs.	117,915.3
Average total assets		4,505,119.5		5,289,353.5		6,776,037.8
Average total shareholders’ equity		507,756.4		615,414.2		820,769.1
Net income as a percentage of average total assets		1.8%		1.9%		1.7%
Net income as a percentage of average total shareholders’ equity		15.6%		16.1%		14.4%
Average total shareholders’ equity as a percentage of average total assets		11.3%		11.6%		12.1%
Dividend payout-ratio		20.7%		20.2%		20.4%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2014								2015								2016
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair Value
	(in millions)
Government securities	Rs.	839,410.1	Rs.	919.1	Rs.	19,763.4	Rs.	820,565.8	Rs.	1,205,655.3	Rs.	15,917.7	Rs.	1,242.7	Rs.	1,220,330.3	Rs.	1,536,017.9	Rs.	15,978.2	Rs.	168.0	Rs.	1,551,828.1
Other debt securities		70,902.1		244.8		32.8		71,114.1		257,847.7		412.6		178.9		258,081.4		305,696.6		335.8		235.4		305,797.0
Total debt securities (1)	Rs.	910,312.2	Rs.	1,163.9	Rs.	19,796.2	Rs.	891,679.9	Rs.	1,463,503.0	Rs.	16,330.3	Rs.	1,421.6	Rs.	1,478,411.7	Rs.	1,841,714.5	Rs.	16,314.0	Rs.	403.4	Rs.	1,857,625.1
Non-debt securities (2)		16,972.7		585.9		414.2		17,144.4		25,582.4		871.2		452.5		26,001.1		20,836.4		653.7		430.8		21,059.3
Total	Rs.	927,284.9	Rs.	1,749.8	Rs.	20,210.4	Rs.	908,824.3	Rs.	1,489,085.4	Rs.	17,201.5	Rs.	1,874.1	Rs.	1,504,412.8	Rs.	1,862,550.9	Rs.	16,967.7	Rs.	834.2	Rs.	1,878,684.4

(1)	Excludes asset and mortgage-backed securities.
(2)	Includes asset and mortgage-backed securities.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2014								2015								2016
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Government securities	Rs.	56,409.0	Rs.	3.5	Rs.	191.1	Rs.	56,221.4	Rs.	60,239.5	Rs.	53.5	Rs.	0.2	Rs.	60,292.8	Rs.	56,954.3	Rs.	41.9	Rs.	—	Rs.	56,996.2
Other debt securities		8,874.2		11.7		55.2		8,830.7		1,000.0		—		—		1,000.0		14,749.1		115.60		—		14,864.7
Total debt securities	Rs.	65,283.2	Rs.	15.2	Rs.	246.3	Rs.	65,052.1	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9
Non-debt securities		25.2		0.7		0.1		25.8		—		—		—		—		—		—		—		—
Total	Rs.	65,308.4	Rs.	15.9	Rs.	246.4	Rs.	65,077.9	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2016
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	511,235.9	7.1%	Rs.	275,578.9	7.4%	Rs.	394,717.4	7.8%	Rs.	370,295.9	7.9%
Other debt securities		270,057.0	8.6		30,044.7	8.0		5,695.3	9.6		—	—
Total debt securities, fair value	Rs.	781,292.9	7.6%	Rs.	305,623.6	7.5%	Rs.	400,412.7	7.8%	Rs.	370,295.9	7.9%
Total amortized cost	Rs.	780,914.9		Rs.	302,185.8		Rs.	392,881.6		Rs.	365,732.2

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 79% and 80% of total deposits, as of March 31, 2015 and March 31, 2016, respectively. Wholesale banking deposits represented 21% and 20% of total deposits, as of March 31, 2015 and March 31, 2016, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 4.0% in fiscals 2014, 2015 and 2016. The average cost of time deposits was 8.2% in fiscal 2014, 8.0% in fiscal 2015 and 7.7% in fiscal 2016. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2014			2015			2016
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	448,165.2	14.1%	Rs.	519,675.4	13.4%	Rs.	620,340.4	12.6%
Savings deposits		893,648.0	28.0		1,054,374.0	27.1		1,258,166.0	25.6
Time deposits		1,844,247.6	57.9		2,311,018.5	59.5		3,043,349.1	61.8
Total	Rs.	3,186,060.8	100.0%	Rs.	3,885,067.9	100.0%	Rs.	4,921,855.5	100.0%

As of March 31, 2016, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2016
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.	768,132.4	Rs.	524,109.9	Rs.	1,089,664.5	Rs.	543,130.9

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2014		2015		2016
	(in millions, except percentages)
Period end	Rs.	150,775.5	Rs.	264,191.9	Rs.	559,622.4
Average balance during the period	Rs.	327,891.7	Rs.	130,533.2	Rs.	342,855.1
Maximum outstanding	Rs.	549,576.7	Rs.	341,571.4	Rs.	613,882.4
Average interest rate during the period(1)		5.5%		5.6%		4.8%
Average interest rate at period end(2)		3.3%		4.0%		5.2%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2014, 2015 and 2016.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 1 or Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as on March 31, 2016 are Rs. 121.42 billion (previous year: Rs. 133.44 billion), Rs. 40.78 billion (previous year: Rs. 40.41 billion), and Rs. 2.00 billion (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Lower Tier II	INR	2003-04	2017-18	13.3	6.00	—	—	0.05
Lower Tier II	INR	2006-07	2016-17	10.0	8.45	—	—	1.69
Lower Tier II	INR	2006-07	2016-17	10.0	9.10	—	—	2.41
Lower Tier II	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
Lower Tier II	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Lower Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
Lower Tier II	INR	2012-13	2027-28	15.2	9.45	2022-23	—	34.77
Lower Tier II	INR	2012-13	2022-23	10.0	8.95	2017-18	—	5.65
Lower Tier II	INR	2012-13	2022-23	10.0	9.10	2017-18	—	14.05
Lower Tier II	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Lower Tier II	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
Lower Tier II	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
Lower Tier II	INR	2013-14	2023-24	10.0	10.20	—	—	1.00
Lower Tier II	INR	2013-14	2023-24	10.0	10.05	—	—	0.50
Lower Tier II	INR	2013-14	2023-24	10.0	10.19	—	—	0.80
Lower Tier II	INR	2014-15	2024-25	10.0	9.70	—	—	2.00
Lower Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	1.00
Lower Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	2.00
Upper Tier II	INR	2006-07	2021-22	15.0	8.80	2016-17	9.55	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	9.20	2016-17	9.95	3.00
Upper Tier II	INR	2006-07	2021-22	15.0	8.95	2016-17	9.70	0.36
Upper Tier II	USD	2006-07	2021-22	15.1	USD LIBOR+1.2%	2016-17	USD Libor+2.2%	6.63
Upper Tier II	INR	2007-08	2022-23	15.0	10.84	2017-18	5 Year GSec Yield+3.5%	1.00
Upper Tier II	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Upper Tier II	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier II	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Perpetual Bond	INR	2006-07		—	9.92	2016-17	10.92	2.00

The Upper Tier II U.S. dollar debt depicted in the table above is for an amount of US$100 million raised during fiscal 2007 carrying an interest rate of LIBOR + 1.20. In the table above, the rupee equivalent is based on the translation rate of Rs. 66.255 = US$1.00. We have a right to redeem certain of the issuances as noted above under “year of call”. If not called, the interest rate on some of the debt instruments increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2016(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	184,482.1	17,342.4	17,386.3	22,355.0	241,565.8	87,784.2	5,140.8	43,180.9	377,671.7
Term placements	1,000.0	150.5	13,442.9	17,829.1	32,422.5	38,905.3	45,642.7	31,929.3	148,899.8
Investments held for trading(4)	56,989.8	14,871.1	—	—	71,860.9	—	—	—	71,860.9
Investments available for sale(5)(6)	662,883.2	222,708.2	119,227.2	138,505.4	1,143,324.0	446,271.5	36,501.5	252,587.4	1,878,684.4
Securities purchased under agreement to resell	—	1,019.9	—	—	1,019.9	—	—	—	1,019.9
Loans, net(7)(8)	379,112.8	493,226.4	427,063.5	647,126.7	1,946,529.4	2,167,781.6	453,464.8	367,698.5	4,935,474.3
Accrued interest receivable	31,820.7	18,001.0	7,322.8	998.0	58,142.5	124.3	4.9	4.7	58,276.4
Other assets(13)	392.0	1,072.3	22.6	388.8	1,875.7	141,647.1	—	—	143,522.8
Total financial assets	1,316,680.6	768,391.8	584,465.3	827,203.0	3,496,740.7	2,882,514.0	540,754.7	695,400.8	7,615,410.2
Deposits(9)(10)	579,610.1	382,121.2	392,771.4	780,061.3	2,134,564.0	2,227,737.0	123,615.1	971,944.2	5,457,860.3
Debt(11)	54,298.0	103,057.7	117,485.6	129,050.7	403,892.0	195,228.2	23,840.5	152,915.2	775,875.9
Securities sold under repurchase agreements	306,060.0	—	—	—	306,060.0	—	—	—	306,060.0
Other Liabilities(12)(13)	173,952.4	16,706.3	1,025.9	5,493.9	197,178.5	128,944.4	9.0	—	326,131.9
Total financial liabilities	1,113,920.5	501,885.2	511,282.9	914,605.9	3,041,694.5	2,551,909.6	147,464.6	1,124,859.4	6,865,928.1
Asset/liability gap	202,760.1	266,506.6	73,182.4	(87,402.9)	455,046.2	330,604.4	393,290.1	(429,458.6)	749,482.1
Cumulative gap	202,760.1	469,266.7	542,449.1	455,046.2	455,046.2	785,650.6	1,178,940.7	749,482.1	749,482.1
Cumulative gap as a percentage of total financial assets	15.4%	22.5%	20.3%	13.0%	13.0%	12.3%	17.0%	9.8%	9.8%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
(2)	Cash on hand is classified in the “0-28” days category.
(3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
(4)	Securities in the trading book are classified based on the expected time of realization for such investments. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
(6)	Shares in the available-for-sale investment portfolio are classified in the “over 5 years” category. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
(8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
(9)	Current and savings deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
(10)	Time deposits under Rs. 10 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
(11)	Includes short-term borrowings and long-term debt.
(12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.
(13)	Other assets and other liabilities are classified under various maturity categories based on historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such other assets and other liabilities.

For further information on how we manage our asset liability risk, see “Business—Risk Management—Market Risk ”.

Loan Portfolio and Credit Substitutes

As of March 31, 2016, our gross loan portfolio amounted to Rs. 4,992.8 billion. As of that date, our gross credit substitutes outstanding were Rs. 297.2 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2012		2013		2014		2015		2016
	(in millions)
Retail loans	Rs.	1,344,966.8	Rs.	1,729,503.7	Rs.	2,188,337.7	Rs.	2,720,988.5	Rs.	3,458,565.7
Wholesale loans		689,314.4		808,742.1		1,039,923.6		1,222,460.6		1,534,268.7
Gross loans	Rs.	2,034,281.2	Rs.	2,538,245.8	Rs.	3,228,261.3	Rs.	3,943,449.1	Rs.	4,992,834.4
Credit substitutes (at fair value)		11,800.5		46,622.6		65,147.1		195,058.9		297,241.0
Gross loans plus credit substitutes	Rs.	2,046,081.7	Rs.	2,584,868.4	Rs.	3,293,408.4	Rs.	4,138,508.0	Rs.	5,290,075.4

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

At March 31, 2016
	Due in one year or less	Due in one to five years	Due after five years
(in millions)
Retail loans	Rs.1,124,851.5	Rs.2,045,379.8	Rs.288,334.4
Wholesale loans	821,677.9	589,572.7	123,018.1
Gross loans	Rs.1,946,529.4	Rs.2,634,952.5	Rs.411,352.5
Credit substitutes (at fair value)	263,659.4	27,886.2	5,695.4
Gross loans plus credit substitutes	Rs.2,210,188.8	Rs.2,662,838.7	Rs.417,047.9

At March 31, 2016
	Due in one year or less	Due in one to five years	Due after five years
(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs. 378,014.9	Rs. 1,245,215.6	Rs.411,352.5
Fixed rates	1,568,514.5	1,389,736.9	—
Gross loans	Rs.1,946,529.4	Rs.2,634,952.5	Rs.411,352.5
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs. —	Rs. —	Rs. —
Fixed rates	263,659.4	27,886.2	5,695.4
Gross credit substitutes	Rs. 263,659.4	Rs. 27,886.2	Rs. 5,695.4
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs. 378,014.9	Rs. 1,245,215.6	Rs.411,352.5
Fixed rates	1,832,173.9	1,417,623.1	5,695.4
Gross loans and credit substitutes	Rs.2,210,188.8	Rs.2,662,838.7	Rs.417,047.9

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

	At March 31,
	2012			2013			2014			2015			2016
	(in millions, except percentages)
Consumer Loans	Rs.	—	—%	Rs.	—	—%	Rs.	—	—%	Rs.	479,467.5	11.6%	Rs.	670,622.8	12.7%
Activities allied to agriculture		45,591.8	2.2		—	—		155,559.1	4.7		422,894.4	10.2		550,848.4	10.4
Wholesale Trade		110,828.9	5.4		178,552.2	6.9		235,811.8	7.2		314,066.2	7.6		362,316.5	6.8
Services		—	—		73,757.3	2.9		96,580.6	2.9		230,486.5	5.6		310,019.3	5.9
Retail trade		52,373.5	2.6		71,102.3	2.8		90,086.2	2.7		190,434.7	4.6		258,095.4	4.9
Non-Banking Financial Companies /Financial Intermediaries		52,596.5	2.6		58,346.2	2.3		80,993.0	2.5		154,730.5	3.7		220,012.7	4.2
Automobile & Auto Ancillary		70,175.3	3.4		109,667.7	4.2		150,954.5	4.6		215,063.9	5.2		210,699.3	4.0
Land transport		129,736.4	6.3		157,938.8	6.1		150,177.4	4.6		131,762.3	3.2		184,398.2	3.5
Food & Beverage		46,444.1	2.3		70,405.2	2.7		100,588.6	3.1		128,212.4	3.1		155,489.6	2.9
Real Estate & Property Services		47,422.1	2.3		—	—		—	—		91,871.9	2.2		125,193.8	2.4
Power		44,135.9	2.2		—	—		72,469.7	2.2		112,016.5	2.7		119,207.9	2.3
Iron & Steel		—	—		53,229.3	2.1		85,283.2	2.6		86,389.7	2.1		117,845.3	2.2
Coal & Petroleum Products		—	—		—	—		69,725.4	2.1		—	—		—	—
Others (including unclassified retail)		1,446,777.2	70.7		1,811,869.4	70.0		2,005,178.9	60.8		1,581,111.5	38.2		2,005,326.2	37.8
Total	Rs.	2,046,081.7	100.0%	Rs.	2,584,868.4	100.0%	Rs.	3,293,408.4	100.0%	Rs.	4,138,508.0	100.0%	Rs.	5,290,075.4	100.0%

As of March 31, 2016, our 10 largest exposures totaled approximately Rs.607.7 billion and represented 85.6% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 34.9% of our capital funds as per RBI guidelines.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their adjusted net bank credit (ANBC), as computed in accordance with RBI guidelines, or the credit equivalent amount of off balance sheet exposures, whichever is higher, as of the corresponding date of the preceding year, to certain sectors called “priority sectors.” Priority sectors are broadly comprised of agriculture, micro enterprises and other priority sector lending (PSL), which includes small and medium enterprises, residential mortgages, education, renewal energy and social infrastructure, among others, subject to satisfying certain criteria.

We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. We have met our overall PSL targets of 40% and our total PSL achievement for fiscal 2016 stood at 47.94%. However, in fiscal 2016 agricultural loans made to small and marginal farmers were 5.75% of ANBC, against the requirement of 7.0%, with a shortfall of Rs. 41.8 billion, and advances to sections termed “weaker” by the RBI were 9.09% against the requirement of 10.0%, with a shortfall of Rs. 30.23 billion. We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in certain sub-categories of PSL targets. As of March 31, 2016, our total investments as directed by RBI in such deposits were Rs. 137.2 billion yielding returns ranging from 3% to 8.25%.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	As of March 31,
	2012		2013		2014		2015		2016
	(in millions)
Directed lending:
Agriculture	Rs.	246,506.4	Rs.	291,689.2	Rs.	324,173.2	Rs.	392,441.4	Rs.	528,672.4
Micro and small enterprises		248,497.9		296,012.3		363,485.8		454,716.8		682,621.9
Other		148,296.9		184,872.3		214,786.0		221,829.8		217,302.5
Total directed lending	Rs.	643,301.2	Rs.	772,573.8	Rs.	902,445.0	Rs.	1,068,988.0	Rs.	1,428,596.8

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2012		2013		2014		2015		2016
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	11,311.3	Rs.	14,579.1	Rs.	20,928.3	Rs.	25,835.2	Rs.	37,423.0
Wholesale loans		7,723.6		6,553.0		8,758.2		13,489.6		15,559.7
Gross non-performing loans	Rs.	19,034.9	Rs.	21,132.1	Rs.	29,686.5	Rs.	39,324.8	Rs.	52,982.7
Allowances for credit losses	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1
Unallocated allowances for credit losses		12,590.2		17,227.3		21,964.0		22,625.1		26,352.0
Non-performing loans net of specific allowances for credit losses		3,718.2		4,665.2		9,037.3		14,615.8		21,974.6
Gross loan assets		2,034,281.2		2,538,245.8		3,228,261.3		3,943,449.1		4,992,834.4
Net loan assets	Rs.	2,006,374.3	Rs.	2,504,551.6	Rs.	3,185,648.1	Rs.	3,896,115.0	Rs.	4,935,474.3
Gross non-performing loans as a percentage of gross loans		0.9%		0.8%		0.9%		1.0%		1.1%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		14.4%		15.2%		15.8%		13.9%		11.1%
Gross unsecured non-performing loans as a percentage of gross unsecured loans.		0.6%		0.6%		0.7%		0.6%		0.5%
Non-performing loans net of specific allowances for credit losses as a percentage of net loan assets		0.2%		0.2%		0.3%		0.4%		0.4%
Specific allowances for credit losses as a percentage of gross non-performing loans		80.5%		77.9%		69.6%		62.8%		58.5%
Total allowances for credit losses as a percentage of gross non-performing loans		146.6%		159.4%		143.5%		120.4%		108.3%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2012		2013		2014		2015		2016
	(in millions)
Performing	Rs.	2,015,246.3	Rs.	2,517,113.7	Rs.	3,198,574.8	Rs.	3,904,124.3	Rs.	4,939,851.7
Non-performing or impaired:
On accrual status		624.4		253.3		271.8		2,431.2		4,291.3
On non-accrual status		18,410.5		20,878.8		29,414.7		36,893.6		48,691.4
Total non-performing or impaired		19,034.9		21,132.1		29,686.5		39,324.8		52,982.7
Total	Rs.	2,034,281.2	Rs.	2,538,245.8	Rs.	3,228,261.3	Rs.	3,943,449.1	Rs.	4,992,834.4

We consider a loan to be performing when no principal or interest payment is three months or more past due and where we expect to recover all amounts due to us. In the case of wholesale loans, we also identify loans as non-performing or impaired even when principal or interest payments are less than three months past due but where we believe recovery of all principal and interest amounts is doubtful. Interest income from loans is recognized on an accrual basis using effective interest method when earned except in respect of loans placed on non-accrual status, for which interest income is recognized when received. Loans are placed on “non-accrual” status when interest or principal payments are three months past due.

Our methodology for determining specific and unallocated allowances is discussed separately below for each category of loans.

Retail

Our retail loan loss allowance consists of specific and unallocated allowances.

We establish a specific allowance on our retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally we monitor loan to value ratios for loans against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, 180 days past due for credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when we believe that any future cash flows from these loans are remote, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

	As of March 31,
	2012					2013					2014					2015					2016
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(in millions, except percentages)
Glass and glass products	Rs.	5,105.8	Rs.	138.4	2.7%	Rs.	—	Rs.	—	—%	Rs.	—	Rs.	—	—%	Rs.	5,895.8	Rs.	1,635.1	27.7%	Rs.	8,111.7	Rs.	1,727.1	21.3%
Iron and steel		40,755.1		57.7	0.1		53,229.3		492.6	0.9		82,959.4		1,811.8	2.2		84,913.9		4,793.8	5.6		97,934.7		4,712.7	4.8
Construction and Developers (Infrastructure)		—		—	—		—		—	—		37,164.8		64.0	0.2		63,146.3		870.9	1.4		63,931.9		2,991.7	4.7
Wood & Products		—		—	—		3,716.0		5.7	0.2		3,865.5		5.7	0.1		6,324.2		188.1	3.0		8,482.6		291.0	3.4
Real Estate & Property Services		—		—	—		—		—	—		56,469.4		136.3	0.2		88,264.9		846.9	1.0		121,992.9		3,559.2	2.9
Rubber & Products		—		—	—		—		—	—		—		—	—		5,418.8		140.2	2.6		5,767.0		159.0	2.8
Miscellaneous industries		12,242.2		78.5	0.6		38,076.9		97.8	0.3		26,358.9		86.7	0.3		69,377.7		1,436.4	2.1		47,072.1		1,057.5	2.2
Activities allied to agriculture		45,591.8		166.9	0.4		51,213.7		205.5	0.4		155,559.1		260.1	0.2		422,894.4		5,369.3	1.3		550,848.4		7,397.1	1.3
Wholesale Trade		110,828.9		638.5	0.6		178,552.2		805.8	0.5		235,711.9		780.5	0.3		308,806.4		3,608.2	1.2		349,927.1		4,671.8	1.3
Information Technology		11,004.0		529.5	4.8		9,955.8		604.2	6.1		11,922.0		479.8	4.0		21,913.3		591.5	2.7		15,365.5		200.4	1.3
Food & Beverage		46,444.1		829.9	1.8		69,213.0		571.7	0.8		99,588.0		534.1	0.5		121,172.2		1,101.1	0.9		152,253.7		1,871.7	1.2
Engineering		33,487.0		212.3	0.6		42,721.6		557.1	1.3		57,349.9		1,220.3	2.1		79,747.2		1,596.1	2.0		95,022.6		1,112.1	1.2
Plastic & Products		—		—	—		8,898.3		9.4	0.1		13,402.1		9.2	0.1		16,909.0		36.6	0.2		24,351.8		283.9	1.2
Media & Entertainment		—		—	—		—		—	—		—		—	—		9,727.9		55.2	0.6		13,694.2		153.2	1.1
Textiles		17,931.2		1,430.5	8.0		28,010.3		918.0	3.3		44,831.6		693.5	1.5		64,183.5		801.9	1.2		92,386.0		996.0	1.1
Drugs and pharmaceuticals		11,878.3		365.2	3.1		—		—	—		—		—	—		40,114.5		386.7	1.0		36,854.5		372.0	1.0
Land transport		129,736.4		770.4	0.6		157,938.8		1,316.0	0.8		150,177.4		2,077.9	1.4		131,240.2		1,849.8	1.4		183,707.5		1,826.0	1.0
Mining and minerals		13,865.0		505.7	3.6		11,103.0		504.4	4.5		16,576.9		504.4	3.0		45,844.4		761.2	1.7		54,165.4		534.5	1.0
Retail Trade		52,373.5		269.0	0.5		71,102.3		147.9	0.2		90,086.2		147.9	0.2		189,593.5		1,769.0	0.9		253,373.6		2,450.3	1.0
Other Non-metallic Mineral Products		—		—	—		—		—	—		—		—	—		9,579.2		80.0	0.8		9,246.2		83.7	0.9
Automobiles and auto ancillary		70,078.3		281.8	0.4		105,073.6		254.1	0.2		145,886.7		360.0	0.2		192,017.4		1,404.7	0.7		199,606.7		1,789.3	0.9
Tobacco & Products		—		—	—		—		—	—		—		—	—		529.5		7.6	1.4		531.1		4.4	0.8
Services		38,967.0		16.3	—		73,335.2		16.3	—		96,238.8		16.3	—		230,040.6		1,712.3	0.7		306,593.9		2,473.7	0.8
NBFC / Financial Intermediaries		47,563.0		1,782.7	3.7		35,588.9		1,124.2	3.2		57,796.1		891.4	1.5		94,744.7		981.5	1.0		130,684.6		957.5	0.7
Retail advances not otherwise classified		996,118.1		10,543.5	1.1		1,170,409.1		13,215.0	1.1		1,365,922.1		18,724.5	1.4		658,489.4		3,138.6	0.5		842,772.6		6,118.1	0.7
Gems and jewelry		28,992.4		134.7	0.5		41,809.8		5.6	—		28,995.5		253.8	0.9		34,481.7		372.3	1.1		69,659.9		449.8	0.6
Paper and paper products		—		—	—		12,054.3		8.2	0.1		18,449.8		548.4	3.0		26,216.3		859.4	3.3		28,610.4		178.5	0.6
Consumer Loans		—		—	—		—		—	—		—		—	—		479,467.5		2,392.3	0.5		670,622.8		3,818.7	0.6
FMCG & Personal Care		—		—	—		—		—	—		—		—	—		8,192.3		22.7	0.3		10,785.2		55.1	0.5
Consumer durables		6,324.2		76.7	1.2		9,479.8		76.7	0.8		—		—	—		21,586.7		67.1	0.3		32,864.7		161.3	0.5
Leather & Products		—		—	—		—		—	—		—		—	—		5,235.3		19.8	0.4		6,189.0		27.1	0.4
Fishing		—		—	—		—		—	—		—		—	—		3,788.7		6.1	0.2		5,117.6		19.9	0.4
Shipping		—		—	—		—		—	—		—		—	—		2,475.7		14.8	0.6		2,096.9		6.2	0.3
Coal & Petroleum Products		—		—	—		—		—	—		—		—	—		40,153.4		74.5	0.2		46,279.5		97.3	0.2
Capital Market Intermediaries		14,519.3		49.1	0.3		—		—	—		—		—	—		19,791.3		36.8	0.2		18,583.0		37.3	0.2
Chemical and Products		—		—	—		27,095.7		74.2	0.3		33,908.0		31.3	0.1		40,031.1		107.8	0.3		38,095.6		68.7	0.2
Non-ferrous Metals		—		—	—		—		—	—		—		—	—		14,642.5		44.2	0.3		23,968.0		41.1	0.2
Cement & Products		—		—	—		—		—	—		—		—	—		26,789.7		22.7	0.1		37,872.7		43.4	0.1
Power		44,135.9		48.6	0.1		49,453.9		48.6	0.1		70,980.3		48.6	0.1		96,169.7		103.4	0.1		103,437.7		114.5	0.1
Banks and Financial Institutions		—		—	—		—		—	—		—		—	—		21,511.5		0.4	—		14,494.9		13.0	0.1
Telecom		19,053.5		77.0	0.4		17,239.0		66.1	0.4		—		—	—		41,137.6		14.0	—		69,477.6		54.6	0.1
Fertilizers		18,764.1		1.9	—		17,431.6		1.5	—		—		—	—		49,186.2		1.4	—		69,044.6		2.3	—
Railways		—		—	—		—		—	—		—		—	—		1,068.0		0.7	0.1		—		—	—
Airlines		—		—	—		—		—	—		—		—	—		305.6		1.7	0.6		—		—	—
Home Finance Companies		12,167.8		30.1	0.2		14,175.2		5.5	—		—		—	—		—		—	—		—		—	—
Total				19,034.9					21,132.1					29,686.5					39,324.8					52,982.7
Specific allowance for credit losses				15,316.7					16,466.9					20,649.2					24,709.0					31,008.1
Non-performing loans, net				3,718.2					4,665.2					9,037.3					14,615.8					21,974.6

As of March 31, 2016, our gross non-performing loans as a percentage of gross loans in the respective industries was the highest in glass and glass products, iron and steel and construction and developers (infrastructure).

Glass and Glass Products

Growth of the glass industry has remained subdued, due to low overall industrial growth and the on-going substitution by PET bottles. With the revival of the auto sector leading to increased production of float glass, and a growth in container glass used in the pharma & beverage segments, we expect a small improvement in the underlying industrial trends during the current fiscal.

Iron and Steel

Indian steelmakers have been affected by severe pricing pressure and stagnant demand, which impacted their operating profitability in fiscal 2016. Many companies reported cash losses. Given the large amount of debt the industry has accumulated, the declining profitability has exerted severe pressure on the debt-servicing ability of the market participants. During the fiscal year, steel prices declined in line with the fall in international steel prices and also heightened competition from cheaper imported steel products. The government’s efforts to curb imports through various custom duties did not have a significant impact. However, with a recent recovery in international prices, the profitability is expected to improve in fiscal 2017, which in turn may lead to increased liquidity within the industry.

Construction and Developers (Infrastructure)

Slow industrial growth, declining investor interest, excess supply and high interest costs put a strain on the business and financial performance of real estate developers during fiscal 2016. This has led to a decline in new projects along with the accumulation of excess inventory, both of which have added to the strain on the industry’s operating cash flows in fiscal 2016. The negative trend is expected to continue in fiscal 2017.

Top Ten Non-Performing Loans

As of March 31, 2016, we had 260 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 21.7% of our gross non-performing loans and 0.2% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. None of the loans is collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral). Interest payments not being serviced as of fiscal 2016 for these loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

	As of March 31, 2016
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in collateral value		Currently servicing all interest payments
	(in millions)
Borrower 1	Iron and Steel	Consortium	Rs.	3,271.5	Rs.	2,029.2	Rs.	10,730.7	No
Borrower 2	Real Estate & Property services	Multiple		2,507.3		2,407.3		7,523.6	No
Borrower 3	Glass & Products	Consortium		1,724.1		1,684.1		4,819.3	Yes
Borrower 4	Construction and Developers (Infrastructure)	Consortium		966.7		412.0		2,404.2	Yes
Borrower 5	Construction and Developers (Infrastructure)	Consortium		702.3		466.4		521.3	Yes
Borrower 6	Engineering	Multiple		597.6		—		258.0	No
Borrower 7	Services	Multiple		561.7		256.9		1,262.4	No
Borrower 8	Iron and Steel	Consortium		471.0		—		471.1	Yes
Borrower 9	NBFC / Financial Intermediaries	Consortium		362.7		—		362.7	No
Borrower 10	Mining & Minerals	Multiple		328.1		109.3		653.2	No
			Rs.	11,493.0	Rs.	7,365.2

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2012		2013		2014		2015		2016
	(in millions, except percentages)
Gross restructured loans	Rs.	4,353.2	Rs.	3,638.5	Rs.	3,382.3	Rs.	4,165.6	Rs.	4,245.8
Allowance for credit losses		3,332.0		3,126.0		2,687.4		2,056.9		2,090.2
Net restructured loan	Rs.	1,021.2	Rs.	512.5	Rs.	694.9	Rs.	2,108.7	Rs.	2,155.7
Gross restructured loans as a percentage of gross non-performing loans		22.9%		17.2%		11.4%		10.6%		8.0%
Net restructured loans as a percentage of net non-performing loans		27.5%		11.0%		7.7%		14.4%		9.8%

If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan. Our restructured loans are calculated in accordance with Indian regulation. See Note 10 of the Financial Statements and see also “Supervision and Regulation—Restructured Assets” and “Supervision and Regulation—Distressed Assets in Indian Economy.”

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2012		2013		2014		2015		2016
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	16,089.8	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0
Additions during the period
Retail		7,781.9		12,710.3		16,815.3		19,615.7		24,446.1
Wholesale		1,674.6		315.9		2,276.1		4,248.1		2,071.6
Less allowances no longer required on account of write-offs		(10,229.6)		(11,876.0)		(14,909.1)		(19,804.0)		(20,218.6)
Specific allowance for credit losses at the end of period	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1
Unallocated allowance for credit losses at the beginning of the period	Rs.	9,804.5	Rs.	12,590.2	Rs.	17,227.3	Rs.	21,964.0	Rs.	22,625.1
Additions during the period		2,785.7		4,637.1		4,736.7		661.1		3,726.9
Unallocated allowance for credit losses at the end of the period	Rs.	12,590.2	Rs.	17,227.3	Rs.	21,964.0	Rs.	22,625.1	Rs.	26,352.0
Total allowance for credit losses at the beginning of the period	Rs.	25,894.3	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1
Allowance no longer required on account of write-offs		(10,229.6)		(11,876.0)		(14,909.1)		(19,804.0)		(20,218.6)
Additions during the period		12,242.2		17,663.3		23,828.1		24,524.9		30,244.6
Total allowance for credit losses at the end of the period	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1

Movements in our allowances for credit losses charged to expense do not include recoveries against write-off cases amounting to Rs. 7,524.7 million and Rs. 8,713.3 million for fiscals 2015 and 2016, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2012		2013		2014		2015		2016
	(in millions)
Wholesale
Allocated	Rs.	6,433.7	Rs.	5,754.5	Rs.	7,316.1	Rs.	8,083.8	Rs.	7,413.4
Unallocated		1,207.7		2,495.7		2,738.5		3,248.4		3,803.4
Subtotal	Rs.	7,641.4	Rs.	8,250.2	Rs.	10,054.6	Rs.	11,332.2	Rs.	11,216.8
Retail
Allocated		8,883.0		10,712.4		13,333.1		16,625.2		23,594.7
Unallocated		11,382.5		14,731.6		19,225.5		19,376.7		22,548.6
Subtotal	Rs.	20,265.5	Rs.	25,444.0	Rs.	32,558.6	Rs.	36,001.9	Rs.	46,143.3
Allowance for credit losses	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1

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

Certain Factors Affecting our Results of Operations

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, dividends from securities and other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks, as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant Reserve Bank of India (RBI) guidelines on shortfalls in directed lending sub-limits and interest from inter-bank placements.

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

Our financial condition and results of operations are affected by general economic conditions prevailing in India. Fiscal 2015 was a year of consolidation for the Indian economy that had, over the previous two years, weathered a series of domestic and external headwinds. The Government continued to work towards overcoming some of the policy and supply-side bottlenecks facing raw material supply, such as coal mining and natural resources mining (including linkages), and is also in the process of reforming land acquisition and clearance procedures that have dampened domestic investment and growth. As a result, industrial growth increased from 3.1% in fiscal 2014 to 5.9% in fiscal 2015 and to 7.4% in fiscal 2016, and growth in services also gathered momentum, increasing from 7.8% in fiscal 2014 to 10.3% in fiscal 2015, but slowed to a still above fiscal 2014 rate of 8.9% in fiscal 2016. These improvements helped offset the slowdown of agricultural growth, which declined from a growth of 4.3% in fiscal 2014 to a negative 0.2% in fiscal 2015 to a very modest growth of 1.2% in fiscal 2016 primarily on account of weather disturbances.

The pressure on domestic drivers of growth, particularly investments, to spearhead domestic economic activity is more acute than usual given the fact that global demand remains weak. While muted domestic growth and increased global supply, especially in the case of oil, have caused commodity prices to decrease and kept India’s external and fiscal balances in check, they have also caused export growth to fall. Export growth declined from 7.8% in fiscal 2014 to 1.7% in fiscal 2015 and then to negative 5.2% in fiscal 2016. The current account deficit declined from 1.7% of GDP in fiscal 2014 to 1.3% of GDP in fiscal 2015 and to 1% in fiscal 2016 and the fiscal gap shrunk from 4.4% of GDP in fiscal 2014 to 4.1% of GDP in fiscal 2015 and to 3.9% in fiscal 2016.

The combination of global disinflationary pressures (a result of falling commodity prices and subdued growth), better supply management of food items, weak domestic demand and subdued corporate pricing power has helped keep domestic inflation in check, thereby causing average CPI inflation to fall from 10.0% in fiscal 2014 to 6.0% in fiscal 2015 to 4.9% in fiscal 2016. This, along with, the marked improvement in macro stability as a result of a shrinking current account and fiscal deficit and a stabilization of the rupee has created space for the Reserve Bank of India (RBI) to address growth concerns more aggressively. The RBI has reduced its policy rate (the rate at which it lends to banks) by 150 bps since January 2015 and further rate reductions cannot be ruled out. Even as lower interest rates have stimulated retail spending and leveraged consumer spending, weak credit offtake to the industrial sector has resulted in marginal pick-up in domestic bank credit growth from 8.4% in fiscal 2015 to 10.6% in fiscal 2016.

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

We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally we monitor loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, 180 days past due for credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off cases are adjusted to provision for credit losses in the consolidated statement of income.

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

Securities that are held principally for resale in the near term are classified as held for trading (HFT) and are carried at fair value, with changes in fair value recorded in earnings. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (HTM) and are carried at amortized cost.

Equity securities with readily determinable fair values and all debt securities that are not classified as HTM or HFT are classified as available for sale (AFS) and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

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

Goodwill and Other Intangibles

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. ASC 350-20 “Goodwill” stipulates that goodwill of a reporting unit shall be tested on an annual basis and in the interim period under certain circumstances. Accordingly, we have determined that we will test the goodwill on our books for impairment at annual rests, unless circumstances warrant us to carry out impairment tests in an interim period. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2016. The results of the first step of the impairment test showed no indication of impairment. Accordingly we did not perform the second step of the impairment test.

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

Level 1 inputs are unadjusted quoted prices in active markets that the reporting entity has the ability to access at the measurement date for the identical assets or liabilities. A financial instrument is classified as a Level 1 measurement if it is listed on an exchange. We regard financial instruments such as equity securities and bonds listed on the primary exchanges of a country to be actively traded.

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

As of March 31, 2016, our Level 3 instruments recorded at fair value on a recurring basis were available for sale pass through certificates aggregating Rs. 17,008.1 million. The Level 3 instruments comprised 0.9% of our total securities portfolio and 0.2% of our total assets, as of March 31, 2016. The valuation of these pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for pass through certificates are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends. There have been no transfers between level 1, 2 and 3 for the year ended March 31, 2015 and March 31, 2016.

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

Recently Issued Accounting Pronouncements Not Yet Effective

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. The above referred guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606). This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies certain narrow-scope improvements and practical expedients. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In August 2014, the FASB also issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU requires management to perform an assessment of going concern and provides specific guidance on when and how to assess or disclose going concern uncertainties. The new standard also defines terms used in the evaluation of going concern, such as “substantial doubt.” Following the application, the Bank will be required to perform assessments at each annual and interim period, provide an assessment period of one year from the issuance date, and make disclosures in certain circumstances in which substantial doubt is identified. The amendment will be effective for the Bank for the first reporting period ending after December 15, 2016. Earlier application is permitted. The Bank does not expect this ASU to have an impact on its financial position, result of operations, or disclosures.

In January 2015, the FASB issued ASU 2015-01 - Income Statement -Extraordinary and Unusual Items (Subtopic 225-20). The update removes the concept of extraordinary items from GAAP and eliminates the requirement for extraordinary items to be separately presented in the statement of income. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The update will not have a material impact on the Bank’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02 - Consolidation (Topic 810). The update primarily amends the criteria companies use to evaluate whether they should consolidate certain variable interest entities that have fee arrangements and the criteria used to determine whether partnerships and similar entities are variable interest entities. The update also excludes certain money market funds from the consolidation guidance. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Bank does not expect this ASU to have an impact on its financial position, result of operations, or disclosures.

In April 2015, the FASB issued ASU 2015-03 - Interest - Imputation of Interest (Subtopic 835-30). The update changes the balance sheet presentation for debt issuance costs. Under the new guidance, debt issuance costs should be reported as a deduction from debt liabilities rather than as a deferred charge classified as an asset. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The update will not have a material impact on the Bank’s consolidated financial statements.

In May 2015, the FASB issued ASU 2015-07 - Fair Value Measurement (Topic 820). The update eliminates the disclosure requirement to categorize investments within the fair value hierarchy that are measured at fair value using net asset value as a practical expedient. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The update will not materially affect the Bank’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments- Overall (Subtopic 825-10)”. The update requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any. The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments also require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In February, 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Under previous GAAP, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-04 “Liabilities - Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products”. The Update addresses the current and potential future diversity in practice related to de-recognition of a prepaid stored-value product liability that may be unused wholly or partially for an indefinite time period. The current amendments specify how prepaid stored-value product liabilities within the Update’s scope should be derecognized, thereby eliminating the current and potential future diversity in practice. The amendments in this update are to be applied either using a modified retrospective transition method by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective or retrospectively to each period presented. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-05 “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”. The update clarifies the hedge accounting impact when there is a change in one of the counterparties to the derivative contract (i.e., a novation). It clarifies that a change in the counterparty to a derivative contract, in and of itself, does not require the dedesignation of a hedging relationship. An entity will, however, still need to evaluate whether it is probable that the counterparty will perform under the contract as part of its ongoing effectiveness assessment for hedge accounting. Entities have the option to adopt the update on a prospective basis to new derivative contract novations or on a modified retrospective basis. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-06 “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments”. The update clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. The guidance clarifies the steps required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-07 “Investments - Equity Method and Joint Ventures (Topic 323)”. The update eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The update simplifies certain aspects of the accounting for share-based payment award transactions pertaining to accounting for income tax consequences, forfeitures and classification of excess tax benefit on the statement of cash flows. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this update require financial assets measured at amortized cost basis to be presented at the net amount expected to be collected and the income statement to reflect the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses during the period. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities the credit losses is to be recorded through an allowance for credit losses and it limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 23.6% from Rs. 219.2 billion in fiscal 2015 to Rs. 270.8 billion in fiscal 2016. Our net interest margin decreased to 4.6% in fiscal 2016 from 4.8% in fiscal 2015. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2015		2016		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Interest on loans	Rs.	388,264.7	Rs.	470,818.5	Rs.	82,553.8	21.3
Interest on securities, including dividends and interest on trading assets		99,252.5		141,722.3		42,469.8	42.8
Other interest revenue		13,270.0		12,887.8		(382.2)	(2.9)

Total interest and dividend revenue		500,787.2		625,428.6		124,641.4	24.9
Interest on deposits		227,321.9		283,764.7		56,442.8	24.8
Interest on short-term borrowings		6,944.6		16,265.2		9,320.6	134.2

Interest on long-term debt		29,948.0		32,811.0		2,863.0	9.6
Other interest expense		396.4		226.2		(170.2)	(42.9)

Total interest expense		264,610.9		333,067.1		68,456.2	25.9

Net interest revenue	Rs.	236,176.3	Rs.	292,361.5	Rs.	56,185.2	23.8

Less: Allowance for credit losses:

Retail		12,355.4		19,103.0		6,747.6	54.6

Wholesale		4,644.8		2,428.3		(2,216.5)	(47.7)

Total	Rs.	17,000.2	Rs.	21,531.3	Rs.	4,531.1	26.7
Net interest revenue after allowance for credit losses	Rs.	219,176.1	Rs.	270,830.2	Rs.	51,654.1	23.6

Interest and Dividend Revenue

Interest income on loans increased by 21.3%, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 25.5% from Rs. 3,408.3 billion in fiscal 2015 to Rs. 4,278.2 billion in fiscal 2016. Our average balance of retail loans increased by 28.9% from Rs. 2,345.0 billion in fiscal 2015 to Rs. 3,023.6 billion in fiscal 2016. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 18.0% from Rs. 1,063.4 billion in fiscal 2015 to Rs. 1,254.5 billion in fiscal 2016. Retail loan yields decreased to 11.7% in fiscal 2016 as compared to 12.1% in fiscal 2015. Wholesale loan yields decreased from 9.9% in fiscal 2015 to 9.3% in fiscal 2016.

Interest on securities, including dividends, increased by 42.8% from Rs. 99.3 billion in fiscal 2015 to Rs. 141.7 billion in fiscal 2016, due to an increase of Rs. 601.8 billion in the average balance of investments offset by decrease in yields from 8.1% in fiscal 2015 to 7.8% in fiscal 2016.

Other interest revenue decreased by 2.9% for fiscal 2016 compared to fiscal 2015, primarily due to a decrease in interest from placements with banks. Average placements with central government bodies decreased by Rs. 2.1 billion in fiscal 2016 and yields increased from 5.8% in fiscal 2015 to 6.0% in fiscal 2016.

Interest Expense

Our interest expense on deposits increased by 24.8% from Rs. 227.3 billion in fiscal 2015 to Rs. 283.8 billion in fiscal 2016 primarily due to an increase in average interest bearing deposits by 27.8% from Rs. 3,365.4 billion in fiscal 2015 to Rs. 4,301.5 billion in fiscal 2016. Our average cost of deposits decreased from 5.9% in fiscal 2015 to 5.8% in fiscal 2016

There was an increase in the average balance of our savings account deposits from Rs. 1,054.4 billion in fiscal 2015 to Rs. 1,258.2 billion in fiscal 2016 and an increase in the average balance of our time deposits from Rs. 2,311.0 billion in fiscal 2015 to Rs. 3,043.3 billion in fiscal 2016. Cost of time deposits decreased from 8.0% in fiscal 2015 to 7.7% in fiscal 2016. Our interest expense on short-term borrowings increased by 126.0% from Rs. 7.3 billion in fiscal 2015 to Rs. 16.5 billion in fiscal 2016 mainly on account of an increase in our average balance of short-term borrowings which increased by 162.7% from Rs. 130.5 billion in fiscal 2015 to Rs. 342.9 billion in fiscal 2016. This was partially offset by a decrease in our cost of short-term borrowings from 5.6% in fiscal 2015 to 4.8% in fiscal 2016. Our interest expense on long-term debt increased by 9.6% primarily on account of an increase in our average balance of long-term debt from Rs. 449.1 billion in fiscal 2015 to Rs. 485.7 billion in fiscal 2016. Cost of long term debt increased marginally from 6.7% in fiscal 2015 to 6.8% in fiscal 2016.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 26.7% from Rs. 17.0 billion in fiscal 2015 to Rs. 21.5 billion in fiscal 2016.

Our loan loss allowance for credit losses in our wholesale loan portfolio reduced by 47.7% from Rs. 4.6 billion in fiscal 2015 to Rs. 2.4 billion in fiscal 2016. Our specific loan loss allowance decreased from Rs. 4.1 billion in fiscal 2015 to Rs. 1.9 billion in fiscal 2016. Due to our recognition of exposure to a specific borrower as impaired in fiscal 2015, we made higher specific loan loss allowances in that fiscal. Wholesale unallocated loan loss allowance increased marginally from Rs. 0.5 billion in fiscal 2015 to Rs. 0.6 billion in fiscal 2016.

Our loan loss allowance for credit losses in our retail loan portfolio increased by 54.6% from Rs. 12.4 billion in fiscal 2015 to Rs. 19.1 billion in fiscal 2016. Our specific loan loss allowance increased from Rs. 12.2 billion in fiscal 2015 to Rs. 15.9 billion in fiscal 2016. The increase was primarily due to higher allowances in our retail business banking segment. This increase was further augmented by higher retail unallocated allowances, which increased from Rs. 0.2 billion in fiscal 2015 to Rs. 3.2 billion in fiscal 2016. This increase was attributable to the growth in our retail loan portfolio and expected losses thereon.

Non-Interest Revenue

Our non-interest revenue increased by 21.3% from Rs. 79.8 billion in fiscal 2015 to Rs. 96.8 billion in fiscal 2016. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2015		2016		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	71,423.6	Rs.	83,762.8	Rs.	12,339.2	17.3%
Realized gains/(loss) on AFS securities		5,166.1		5,591.1		425.0	8.2
Trading securities gains/(loss), net		698.1		1,519.3		821.2	117.6
Foreign exchange transactions		9,358.0		(10,145.4)		(19,503.4)	(208.4)
Derivatives gains/(loss)		(7,393.0)		15,067.2		22,460.2	*
Other		568.7		1,038.9		470.2	82.7
Total non-interest revenue	Rs.	79,821.5	Rs.	96,833.9	Rs.	17,012.4	21.3

*	Not meaningful

Fees and commissions increased by 17.3% from Rs. 71.4 billion in fiscal 2015 to Rs. 83.8 billion in fiscal 2016, primarily on account of an increase in fees and commissions generated by the retail segment. This increase was largely attributable to fees on debit and credit cards, transactional charges, fees on deposit accounts, fees on retail assets and commissions on distribution of mutual funds and insurance products.

In fiscal 2016, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 15.4 billion, primarily on account of a gain of Rs. 15.1 billion from forward exchange contracts due to mark-to-market gains and gains on cancellations of forward exchange contracts. In fiscal 2016, currency options, currency swaps and forward rate agreements resulted in a gain of Rs. 1.4 billion (unadjusted for credit spread) offset by a loss on interest rate derivatives of Rs. 1.0 billion (unadjusted for credit spread). In fiscal 2015, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 7.8 billion, primarily on account of a loss of Rs. 7.6 billion from forward exchange contracts due to mark-to-market losses, which were partially offset by gains on cancellations of forward exchange contracts. This was further augmented by a loss of Rs. 0.3 billion from interest rate derivatives and partially offset by a gain of Rs. 0.2 billion from currency options, currency swaps and forward rate agreements. Gain from derivative transactions (net of loss of Rs. 0.3 billion on account of credit spread) was Rs. 15.1 billion in fiscal 2016 compared to a loss of Rs. 7.4 billion (net of gain of Rs. 0.4 billion on account of credit spread) in fiscal 2015. Income from foreign exchange transactions amounted to negative Rs. 10.1 billion during fiscal 2016 as compared to positive Rs. 9.4 billion in fiscal 2015. As a result, income from foreign exchange transactions and derivatives increased from Rs. 2.0 billion in fiscal 2015 to Rs. 4.9 billion in fiscal 2016.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2015		2016		Increase/ Decrease		% Increase/ Decrease	2015 % of net revenues	2016 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	66,909.4	Rs.	85,932.9	Rs.	19,023.5	28.4	22.4	23.4
Premises and equipment		20,499.2		24,102.6		3,603.4	17.6	6.9	6.6
Depreciation and amortization		6,905.8		7,427.5		521.7	7.6	2.3	2.0
Administrative and other		50,439.6		64,607.3		14,167.7	28.1	16.9	17.6
Amortization of intangibles		219.0		7.0		(212.0)	(96.8)	0.1	0.0
Total non-interest expense	Rs.	144,973.0	Rs.	182,077.3	Rs.	37,104.3	25.6	48.6	49.6

Total non-interest expense increased by 25.6% from Rs. 145.0 billion in fiscal 2015 to Rs. 182.1 billion in fiscal 2016. As of March 31, 2016, we had 4,520 branches and 12,000 ATMs across 2,587 locations, which increased from 4,014 branches and 11,766 ATMs across 2,464 locations as of March 31, 2015. This led to an overall increase in our non-interest expense. Our net interest revenue after allowances for credit losses increased by 23.6% from Rs. 219.2 billion in fiscal 2015 to Rs. 270.8 billion in fiscal 2016. As a result, our non-interest expense as a percentage of our net revenues was 49.6% in fiscal 2016 as compared to 48.6% in fiscal 2015.

Salaries and staff benefits increased by 28.4% from Rs. 66.9 billion in fiscal 2015 to Rs. 85.9 billion in fiscal 2016. This increase was primarily attributable to an increase in staff salaries and allowances and in the number of employees from 76,286 employees as of March 31, 2015 to 87,555 employees as of March 31, 2016.

Premises and equipment costs increased by 17.6% from Rs. 20.5 billion in fiscal 2015 to Rs. 24.1 billion in fiscal 2016 on account of an increase in rent, electricity, security, equipment maintenance and other infrastructure costs relating to the expanded branch network.

Depreciation and amortization expenses increased from Rs. 6.9 billion in fiscal 2015 to Rs. 7.4 billion in fiscal 2016.

Administrative and other expenses increased by 28.1% from Rs. 50.4 billion in fiscal 2015 to Rs. 64.6 billion in fiscal 2016 primarily on account of higher printing and stationery, insurance, advertisement and operating expenses for our cards and transactional banking businesses.

We continued to amortize the intangible assets that were acquired on the merger of CBoP (i.e. favorable leases) over their estimated remaining useful life. This amortization resulted in a charge of Rs. 7.0 million in fiscal 2016.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 23.9%, from Rs. 54.5 billion in fiscal 2015 to Rs. 67.5 billion in fiscal 2016. Our effective tax rate was 35.4% in fiscal 2015 and 36.4% in fiscal 2016. The effective tax rate was higher in fiscal 2016 primarily on account of higher stock-based compensation, which was partially offset by a change in our statutory income tax rate from 33.99% in fiscal 2015 to 34.61% in fiscal 2016.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2015 and 2016:

	Year ended March 31,
	2015	2016
Effective statutory income tax rate	33.99%	34.61%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	2.02	2.35
Income exempt from taxes	(0.67)	(0.61)
Interest on income tax refunds	(0.04)	—
Effect of change in statutory tax rate	—	(0.15)
Other, net	0.09	0.20
Annual effective income tax rate	35.39%	36.40%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 18.8% from Rs. 99.2 billion in fiscal 2015 to Rs. 117.9 billion in fiscal 2016.

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

Interest Expense

Our interest expense on deposits increased by 21.2% from Rs. 187.6 billion in fiscal 2014 to Rs. 227.3 billion in fiscal 2015, due to an increase in average interest-bearing deposits by 22.9% from Rs. 2,737.9 billion in fiscal 2014 to Rs. 3,365.4 billion in fiscal 2015.

There was an increase in the average balance of our savings account deposits from Rs. 893.6 billion in fiscal 2014 to Rs. 1,054.4 billion in fiscal 2015 and an increase in the average balance of our time deposits from Rs. 1,844.2 billion in fiscal 2014 to Rs. 2,311.0 billion in fiscal 2015. Our average cost of deposits remained stable at 5.9% in fiscal 2015. Our interest expense on short-term borrowings decreased by 59.4% from Rs. 18.1 billion in fiscal 2014 to Rs. 7.3 billion in fiscal 2015, mainly on account of a decrease in our average balance of short-term borrowings, which decreased by 60.2% from Rs. 327.9 billion in fiscal 2014 to Rs. 130.5 billion in fiscal 2015. This was partially offset by an increase in our cost of short-term borrowings from 5.5% in fiscal 2014 to 5.6% in fiscal 2015. Our interest expense on long-term debt increased by 24.9%, primarily on account of an increase in our average balance of long-term debt from Rs. 296.8 billion in fiscal 2014 to Rs. 449.1 billion in fiscal 2015. This was partially offset by a decrease in our cost of long-term debt from 8.1% in fiscal 2014 to 6.7% in fiscal 2015.

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

Non-Interest Revenue

Our non-interest revenue increased by 12.7% from Rs. 70.8 billion in fiscal 2014 to Rs. 79.8 billion in fiscal 2015. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2014		2015		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	60,314.1	Rs.	71,423.6	Rs.	11,109.5	18.4%
Realized gains/(loss) on AFS securities		1,091.0		5,166.1		4,075.1	373.5
Trading securities gains/(loss), net		(345.1)		698.1		1,043.2	*
Foreign exchange transactions		9,010.5		9,358.0		347.5	3.9
Derivatives gains/(loss)		119.5		(7,393.0)		(7,512.5)	(6,286.6)
Other		644.5		568.7		(75.8)	(11.8)
Total non-interest revenue	Rs.	70,834.5	Rs.	79,821.5	Rs.	8,987.0	12.7

*	Not meaningful.

Fees and commissions increased by 18.4% from Rs. 60.3 billion in fiscal 2014 to Rs. 71.4 billion in fiscal 2015, primarily on account of an increase in fees and commissions generated by the retail segment. This increase was largely attributable to fees on debit and credit cards, transactional charges, fees on deposit accounts, fees on retail assets and commissions on distribution of mutual funds and insurance products.

Gain on trading securities was partly attributable to realized gains on sale of trading securities and partly attributable to mark-to-market gains. Realized gains on AFS securities were primarily on account of sale of Government of India securities.

In fiscal 2015, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 7.8 billion, primarily on account of a loss of Rs. 7.6 billion from forward exchange contracts due to mark-to-market losses, which were partially offset by gains on cancellations of forward exchange contracts. In fiscal 2015, currency options, currency swaps and forward rate agreements resulted in a gain of Rs. 0.2 billion. In fiscal 2014, derivative transactions (unadjusted for credit spread) resulted in income of Rs. 0.5 billion, primarily on account of income of Rs. 1.6 billion from forward exchange contracts, which was largely attributable to cancellations of forward exchange contracts by non-bank customers. This was further augmented by a gain of Rs. 0.7 billion from currency options and currency swaps and partially offset by a loss of Rs. 1.8 billion from interest rate derivatives. Loss from derivative transactions (net of gain of Rs. 0.4 billion on account of credit spread) was Rs. 7.4 billion in fiscal 2015 compared to a gain of Rs. 0.1 billion (net of loss of Rs. 0.4 billion on account of credit spread) in fiscal 2014. Income from foreign exchange transactions amounted to Rs. 9.4 billion during fiscal 2015 as compared to Rs. 9.0 billion in fiscal 2014.

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

	Year ended March 31,
	2014		2015		2016
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	79,446.2	Rs.	99,504.7	Rs.	118,049.9
Non-cash adjustments to net income		23,298.2		29,081.3		43,091.7
Net change in other assets and liabilities		24,406.9		(19,228.9)		8,931.6
Net cash provided by operating activities	Rs.	127,151.3	Rs.	109,357.1	Rs.	170,073.2
Cash Flows from Investing Activities:
Net change in term placements		22,784.0		6,492.2		21,089.7
Net change in investments		93,594.1		(556,126.5)		(367,840.3)
Net change in repurchase options and reverse repurchase options		(195,322.6)		105,730.0		256,632.7
Loans purchased net of repayments		(18,862.0)		(47,002.7)		(77,455.5)
Increase in loans originated, net of principal collections		(669,463.7)		(672,149.0)		(967,395.6)
Net additions to property and equipment		(9,601.2)		(8,584.5)		(9,871.9)
Net cash used in investing activities	Rs.	(776,871.4)	Rs.	(1,171,640.5)	Rs.	(1,144,840.9)
Cash Flows from Financing Activities:
Net increase in deposits		708,925.0		824,928.2		930,935.7
Net increase in short-term borrowings		477.7		61,577.6		39,370.5
Proceeds from issuance of shares by subsidiaries to non-controlling interest		162.4		340.8		33.9
Net increase in long-term debt		95,278.0		54,933.6		49,729.8
Proceeds from issuance of equity shares for options exercised		7,232.9		9,954.1		12,229.0
Proceeds from issuance of equity shares		—		97,227.9		—
Payment of dividends and dividend tax		(15,372.6)		(19,300.5)		(24,367.9)
Purchase of subsidiary shares from noncontrolling interest		(2,265.8)		(715.7)		—
Net cash provided by financing activities	Rs.	794,437.6	Rs.	1,028,946.0	Rs.	1,007,931.0
Effect of exchange rate changes on cash and cash equivalents		7,377.5		3,626.5		3,384.1
Net change in cash and cash equivalents		152,095.0		(29,710.9)		36,547.4
Cash and cash equivalents, beginning of year		218,740.2		370,835.2		341,124.3
Cash and cash equivalents, end of year	Rs.	370,835.2	Rs.	341,124.3	Rs.	377,671.7

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 109.4 billion in fiscal 2015 to Rs. 170.1 billion in fiscal 2016, mainly due to higher cash flows in fiscal 2016 as compared to fiscal 2015. Higher cash flows were largely a result of an increase in our net income and an increase in remittances in transit and accounts payable.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 719.2 billion in fiscal 2015 and Rs. 1,044.9 billion in fiscal 2016, largely on account of an increase in both our retail and wholesale loan portfolios. The increase in investments in fiscal 2016 was Rs. 367.8 billion, primarily on account of an increase in available-for-sale Government of India securities and in our investments in credit substitutes.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 21.2% from Rs. 4,501.7 billion in fiscal 2015 to Rs. 5,457.9 billion in fiscal 2016. Savings account deposits at Rs. 1,478.9 billion and current account deposits at Rs. 882.4 billion accounted for 43.3% of total deposits as of March 31, 2016. There was a 22.9% increase in our time deposits from Rs. 2,519.4 billion in fiscal 2015 to Rs. 3,096.6 billion in fiscal 2016. Our short-term borrowings increased by Rs. 39.4 billion from Rs. 214.2 billion in fiscal 2015 to Rs. 253.6 billion in fiscal 2016. There was an increase in long-term debt from Rs. 457.9 billion in fiscal 2015 to Rs. 522.3 billion in fiscal 2016. During the year, we issued long-term debt of Rs. 29.8 billion for lending to the affordable housing sector and financing infrastructure project loans.

Fiscal Year Ended March 31, 2015 Compared to Fiscal Year Ended March 31, 2014

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 127.2 billion in fiscal 2014 to Rs. 109.4 billion in fiscal 2015, mainly due to lower cash flows in fiscal 2015 as compared to fiscal 2014. Lower cash flows were largely a result of a decrease in remittances in transit and accounts payable, which were partially offset by an increase in our net income.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments, was Rs. 719.2 billion in fiscal 2015 and Rs. 688.3 billion in fiscal 2014, largely on account of an increase in both our retail and wholesale loan portfolios. The increase in investments in fiscal 2015 was Rs. 556.1 billion, primarily on account of an increase in available-for-sale Government of India securities and in our investments in credit substitutes.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 22.7% from Rs. 3,670.0 billion in fiscal 2014 to Rs. 4,501.7 billion in fiscal 2015. Savings account deposits at Rs. 1,249.3 billion and current account deposits at Rs. 733.0 billion accounted for 44.0% of total deposits as of March 31, 2015. There was a 24.4% increase in our time deposits from Rs. 2,025.8 billion in fiscal 2014 to Rs. 2,519.4 billion in fiscal 2015. Our short-term borrowings increased by Rs. 63.4 billion from Rs. 150.8 billion in fiscal 2014 to Rs. 214.2 billion in fiscal 2015. There was an increase in long-term debt from Rs. 395.2 billion in fiscal 2014 to Rs. 457.9 billion in fiscal 2015, mainly on account of the issuance of long-term debt of Rs. 30.0 billion in accordance with RBI guidelines for issuance of long-term bonds by banks for financing infrastructure project loans and lending to the affordable housing sector.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2015 and March 31, 2016:

	As of March 31,
	2015		2016		Increase/ (decrease)		% Increase/ (decrease)
	(in millions except percentages)
Cash and cash equivalents	Rs.	341,124.3	Rs.	377,671.7	Rs.	36,547.4	10.7
Term placements		169,989.5		148,899.8		(21,089.7)	(12.4)
Investments held for trading		61,292.8		71,860.9		10,568.1	17.2
Investments available for sale		1,504,412.8		1,878,684.4		374,271.6	24.9
Securities purchased under agreements to resell		1,592.6		1,019.9		(572.7)	(36.0)
Loans, net		3,896,115.0		4,935,474.3		1,039,359.3	26.7
Accrued interest receivable		45,705.0		58,276.4		12,571.4	27.5
Property and equipment		33,355.9		35,679.7		2,323.8	7.0
Intangibles		12.0		5.0		(7.0)	(58.3)
Goodwill		74,937.9		74,937.9		—	—
Other assets		130,478.0		154,213.3		23,735.3	18.2
Total assets	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	1,477,707.5	23.6

Our total assets increased by 23.6% to Rs. 7,736.7 billion in fiscal 2016 from Rs. 6,259.0 billion in fiscal 2015.

Our cash and cash equivalents increased from Rs. 341.1 billion as of March 31, 2015 to Rs. 377.7 billion as of March 31, 2016 primarily on account of net cash inflows by our operating activities and financing activities, partially offset by net cash outflow in our investing activities. Cash and cash equivalents include currency on hand as well as demand deposits with banks or financial institutions. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. We are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system.

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and fifteen years. Term placements decreased primarily on account of decrease in our placements with central government bodies. Placements with central government bodies are made to comply with the extant RBI guidelines on shortfalls in priority sector lending sub-limits and account for 92% of term placements as of March 31, 2016.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading increased by 17.2% from Rs. 61.3 billion as of March 31, 2015 to Rs. 71.9 billion as of March 31, 2016 primarily on account of the increase in our investments in corporate bonds, partially offset by a decrease in our Government of India securities.

Investments available for sale increased by 24.9% primarily on account of an increase in our Government of India securities, State government securities and investments in credit substitutes partially offset by a decrease in our investments in Certificates of Deposit.

Net loans increased on account of an increase in both our retail lending as well as wholesale lending. Our outstanding gross retail loan portfolio increased by 27.1% from Rs. 2,721.0 billion as of March 31, 2015 to Rs. 3,458.6 billion as of March 31, 2016. The growth in retail loans was across the product segments. Our gross wholesale loan book increased by 25.5% from Rs. 1,222.5 billion in fiscal 2015 to Rs. 1,534.3 billion in fiscal 2016 primarily on account of an increase in our corporate banking loan portfolio.

Accrued interest receivable increased by 27.5% from Rs. 45.7 billion to Rs. 58.3 billion primarily on account of an increase in our loans and investment securities.

Our property and equipment increased by 7.0% from Rs. 33.4 billion in fiscal 2015 to Rs. 35.7 billion in fiscal 2016, primarily on account of growth in our distribution network. As of March 31, 2015 we had a network of 4,014 branches in 2,464 locations which grew to 4,520 branches across 2,587 locations as of March 31, 2016.

We acquired a branch network representing contractual and non-contractual customer relationships, customer lists, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP in 2008. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 219.0 million and Rs. 7.0 million for fiscals 2015 and 2016, respectively. Consequently, these intangibles were carried at an amortized value of Rs. 12.0 million and Rs. 5.0 million as of March 31, 2015 and March 31, 2016, respectively.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2016 and has been carried forward at the same value as the value at the acquisition date.

Other assets increased by 18.2% from Rs. 130.5 billion as of March 31, 2015 to Rs. 154.2 billion as of March 31, 2016 primarily on account of an increase in derivatives from Rs. 72.4 billion in fiscal 2015 to Rs. 85.2 billion in fiscal 2016. This was largely attributable to an increase in mark-to-market gains from forward exchange contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2015 and March 31, 2016:

	As of March 31,
	2015		2016		Increase/ (decrease)		Increase/ (decrease)
	(in millions, except percentages)%
Liabilities
Interest bearing deposits	Rs.	3,768,678.8	Rs.	4,575,414.5	Rs.	806,735.7	21.4
Non-interest bearing deposits		733,032.0		882,445.8		149,413.8	20.4
Total deposits		4,501,710.8		5,457,860.3		956,149.5	21.2
Securities sold under repurchase agreements		50,000.0		306,060.0		256,060.0	512.1
Short-term borrowings		214,191.9		253,562.4		39,370.5	18.4
Accrued interest payable		32,689.5		41,184.3		8,494.8	26.0
Long-term debt		457,934.4		522,313.5		64,379.1	14.1
Accrued expenses and other liabilities		250,921.6		284,947.6		34,026.0	13.6
Total liabilities		5,507,448.2		6,865,928.1		1,358,479.9	24.7
Non-controlling interest in subsidiaries		1,315.5		1,485.0		169.5	12.9
HDFC Bank Limited shareholders’ equity		750,252.1		869,310.2		119,058.1	15.9
Total liabilities and shareholders’ equity	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	1,477,707.5	23.6

Our total liabilities increased by 24.7% from Rs. 5,507.4 billion as of March 31, 2015 to Rs. 6,865.9 billion as of March 31, 2016. The increase in our interest-bearing deposits was on account of an increase in savings deposits and time deposits. Savings account deposits increased by 18.4% from Rs. 1,249.3 billion as of March 31, 2015 to Rs. 1,478.9 billion as of March 31, 2016. Time deposits increased by 22.9% from Rs. 2,519.4 billion as of March 31, 2015 to Rs. 3,096.6 billion as of March 31, 2016. Our non-interest-bearing deposits increased by 20.4% from Rs. 733.0 billion as of March 31, 2015 to Rs. 882.4 billion as of March 31, 2016. Of our total deposits as of March 31, 2016, retail deposits accounted for 80% and wholesale deposits accounted for the balance.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 79.5%, short-term borrowings accounted for 3.7% and long-term debt accounted for 7.6% as of March 31, 2016. Our short-term borrowings, comprised primarily of money market borrowings, increased by Rs. 39.4 billion from Rs. 214.2 billion as of March 31, 2015 to Rs. 253.6 billion as of March 31, 2016 and our long-term debt increased by 14.1% from Rs. 457.9 billion as of March 31, 2015 to Rs. 522.3 billion as of March 31, 2016.

Accrued interest payable increased by Rs. 8.5 billion from Rs. 32.7 billion as of March 31, 2015 to Rs. 41.2 billion as of March 31, 2016. This increase was primarily on account of interest accrued on our subordinated debt borrowings and deposits.

Accrued expenses and other liabilities increased by 13.6% from Rs. 250.9 billion as of March 31, 2015 to Rs. 284.9 billion as of March 31, 2016. This was largely attributable to increase in bills payable, account payable, remittance in transit and derivatives.

Shareholders’ equity increased on exercise of 21,691,200 stock options by employees and an increase in our retained earnings and accumulated other comprehensive income (primarily on account of mark-to-market gains on available for sale securities).

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum common equity tier I ratio of 5.5%, a minimum total tier I capital ratio of 7.0% and a minimum total capital ratio of 9.0% as of March 31, 2016.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2015 and March 31, 2016 are as follows:

	As of March 31,
	2015		2016		2016
	(in millions, except percentages)
Tier 1 capital	Rs.	577,220.7	Rs.	700,325.2	US$	10,570.9
Tier 2 capital		132,442.2		122,434.4		1,848.1
Total capital	Rs.	709,662.9	Rs.	822,759.6	US$	12,419.0
Total risk weighted assets and contingents	Rs.	4,226,699.2	Rs.	5,297,681.4	US$	79,965.0
Capital ratios of the Bank:
Tier 1		13.66%		13.22%		13.22%
Total capital		16.79%		15.53%		15.53%
Minimum capital ratios required by the RBI:
Tier 1		7.00%		7.00%		7.00%
Total capital		9.00%		9.00%		9.00%

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 12.0 billion in fiscal 2017. This budgeted amount includes Rs. 2.9 billion to expand our branch and back office network, Rs. 1.1 billion to expand our ATM network, Rs. 4.8 billion to upgrade and expand our hardware, data center, network and other systems and the balance primarily to add new equipments in and expand our existing premises, to relocate our branches and back-offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

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

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The RBI imposes limits on our ability to hold overnight positions in foreign exchange and derivatives. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2016, together with the fair values on each reporting date:

	As of March 31, 2016
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,203,083.9	Rs.	9,007.6	Rs.	9,620.6	Rs.	(613.0)	US$	33,254.1	US$	(9.2)
Forward rate agreements		4,292.5		3.0		3.1		(0.1)		64.8		—
Currency options		252,982.7		1,359.3		1,836.7		(477.4)		3,818.6		(7.2)
Currency swaps		110,112.4		5,423.7		3,359.7		2,064.0		1,662.1		31.2
Forward exchange contracts		5,290,757.7		69,429.4		63,762.3		5,667.1		79,860.5		85.5
Total	Rs.	7,861,229.2	Rs.	85,223.0	Rs.	78,582.4	Rs.	6,640.6	US$	118,660.1	US$	100.3

We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with subsequent changes in fair value recorded in earnings.

Guarantees and Documentary Credits

As a part of our commercial banking activities, we issue documentary credits and guarantees. Documentary credits, such as letters of credit, enhance the credit standing of our customers. Guarantees generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The nominal values of guarantees and documentary credits for the dates set forth below were as follows:

	As of March 31,
	2015		2016		2016
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	160,779.8	Rs.	194,250.1	US$	2,932.1
Performance guarantees		114,906.3		140,364.7		2,118.7
Documentary credits		279,900.5		317,525.8		4,792.8
Total	Rs.	555,586.6	Rs.	652,140.6	US$	9,843.6

Guarantees and documentary credits outstanding increased by 17.4% to Rs. 652.1 billion as of March 31, 2016 from Rs. 555.6 billion as of March 31, 2015, principally due to growth in our trade finance business.

Loan Sanction Letters

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 628.1 billion and Rs. 429.7 billion (US$ 6.5 billion) as of March 31, 2015 and March 31, 2016, respectively. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Among other things, the making of a loan is subject to a review of the credit worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 1,001.6 billion and Rs. 1,629.8 billion (US$ 24.6 billion) as of March 31, 2015 and March 31, 2016, respectively. See also Note 24 to our audited financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2016 by expected settlement period:

Contractual Obligations

	Payments due by period, as of March 31, 2016
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in millions)
Subordinated debt	Rs.	164,204.5	Rs.	4,100.0	Rs.	13,050.0	Rs.	—	Rs.	147,054.5
Other long-term debt		358,109.0		114,683.7		162,160.0		21,515.3		59,750.0
Operating leases(a)		64,718.9		9,333.0		16,509.3		13,123.3		25,753.3
Short-term borrowings		253,562.4		253,562.4		—		—		—
Securities sold under repurchase agreements		306,060.0		306,060.0		—		—		—
Unconditional purchase obligations (b)		3,706.4		3,706.4		—		—		—
Total	Rs.	1,150,361.2	Rs.	691,445.5	Rs.	191,719.3	Rs.	34,638.6	Rs.	232,557.8

(a)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipments.
(b)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2016. See “—Note 27—Commitments and contingencies” of the audited consolidated financial statements.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange contracts and derivative contracts.

We have recognized a liability of Rs. 1.9 billion as of March 31, 2016 as required by FASB ASC 460-10. Based on historical trends and as required by FASB ASC 450, we have recognized a liability of Rs. 0.9 billion as of March 31, 2016.

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

The residual maturities of the above commitments as of March 31, 2016 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2016
	Total amounts Committed		Less than 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary credits	Rs.	317,525.8	Rs.	298,249.0	Rs.	18,108.1	Rs.	1,167.5	Rs.	1.2
Guarantees		334,614.8		231,550.1		79,798.6		16,989.4		6,276.7
Derivatives*		7,861,229.2		6,381,597.8		844,396.9		484,503.3		150,731.2
Total	Rs.	8,513,369.8	Rs.	6,911,396.9	Rs.	942,303.6	Rs.	502,660.2	Rs.	157,009.1

*	Denotes notional principal amounts.

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

Our exposures to our ten largest borrowers as of March 31, 2016, computed as per RBI guidelines, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2016:

	March 31, 2016
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(in millions)
Borrower 1	NBFC / Financial Intermediaries	Rs.	108,184.1	Rs.	180.1	Rs.	108,364.2	US$	1,635.7
Borrower 2	Coal & Petroleum Products		30,964.7		66,380.0		97,344.7		1,469.4
Borrower 3	Coal & Petroleum Products		43,112.6		32,000.0		75,112.6		1,133.8
Borrower 4	Iron and Steel		51,398.8		14,208.0		65,606.8		990.3
Borrower 5	NBFC / Financial Intermediaries		65,000.0		17.1		65,017.1		981.4
Borrower 6	Telecom		31,714.8		18,588.4		50,303.2		759.3
Borrower 7	Non-ferrous Metals		7,098.0		34,471.8		41,569.8		627.5
Borrower 8	Engineering		5,030.7		30,177.6		35,208.3		531.4
Borrower 9	NBFC / Financial Intermediaries		35,000.0		—		35,000.0		528.3
Borrower 10	Banks and Financial Institutions		33,549.0		664.9		34,213.9		516.4

As of March 31, 2016, our exposure to our ten largest borrowers was, for each such borrower, equal to or more than 5% of our capital funds, which was mainly comprised of large credit facilities to these borrowers. Of the total exposure to these ten borrowers, approximately 42% was secured by collateral.

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

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counter parties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2016, our aggregate country risk exposure was less than 4% of our total assets and our net funded exposure to any other country did not exceed 1% of our total assets. The level of our exposure to countries in Europe (primarily in the nature of commercial credits) which has been impacted by the sovereign debt crisis is not significant; it aggregates to 0.03% of our total assets.

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

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•	Phishing: We identify phishing sites and trojans targeting our customers and then shut down such sites. Forensic information such as customers details which may have been compromised are retrieved from such sites and acted upon. We have implemented Secure Access which provides an additional layer of security beyond customer id and password for internet banking transactions. This system evaluates every transaction based on our risk model and helps us determine whether the incumbent transaction is a genuine one or suspicious. Should the transaction be deemed suspicious, the system has the option of either declining the transaction or asking for additional authentication. As a practice, we send awareness mails to our customers educating them about phishing and the measures that they need to take to protect themselves from falling prey to it.

•	Hacking and Data Theft: We have implemented firewalls and Intrusion Prevention System at the perimeter of our network to block any attempts made to hack or intrude into our network. Our 24 by 7 Security Operations Center analyzes logs of its perimeter defenses to identify any attempts made to intrude into our network. We have an incident management process to ensure that in the event of any incident, relevant stakeholders are made aware of what their role is in resolving the incident. We also test our internet facing infrastructure and applications for vulnerability. Any vulnerability thus identified is remediated in a time bound manner. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence. Anti DDOS services have also been subscribed to by the bank.

We have also undertaken internal data security measures that are taken with respect to breaches or theft of material or sensitive customer data. These are briefly enumerated below:

•	Data Loss Prevention (DLP): Information is an important asset of any organization that supports business processes and management decisions. Usage and protection of business information can be heavily influenced by individuals in the end user environment, where most of the corporate data is processed, shared and stored. We have implemented enterprise solutions such as DLP to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. Individual business functions are also involved in incident reviews which helps create a sense of ownership and awareness amongst our employees.

•	Laptop Encryption: Data Encryption helps ensure that business-critical and sensitive data does not fall into the wrong hands, thereby preventing reputational damage or curtailing any monetary losses. The cost arising out of loss of data residing in a laptop is far higher than the cost of replacing the actual device. We have therefore implemented a laptop encryption tool on the Bank’s laptops.

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (Articles) provide that, until otherwise determined by a general meeting of shareholders, the number of our directors shall not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our Board of Directors consisted of 11 members as of March 31, 2016.

As per the Companies Act, 2013 (Companies Act), at least two-thirds of our non-independent directors are required to retire by rotation, with one-third of these retiring at each annual general meeting. However, any retiring director may be re-appointed by resolution of the shareholders. Companies are required to have at least one director who has stayed in India for at least 182 days in the previous calendar year (i.e. an Indian resident).

Under the terms of our Articles, our promoter, Housing Development Finance Corporation Limited (HDFC Limited), has a right to nominate directors who are not required to retire by rotation to our Board, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20% of our paid-up equity share capital. The directors so nominated by HDFC Limited currently are the Chairperson and the Managing Director of the Bank.

The Banking Regulation Act, 1949 (Banking Regulation Act) requires that not less than 51% of the board members shall have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small scale industry and any other matter the RBI may specify. Of these, not less than two directors shall have specialized knowledge or practical experience in agriculture and the rural economy, co-operation or small-scale industry. On March 31, 2015, Mr. Malay Patel was appointed as a director having specialized knowledge and practical experience in small scale industry. On March 1, 2016, Mr. Umesh Chandra Sarangi was appointed as Additional Director having specialized knowledge and practical experience in the agriculture and rural economy field. The shareholders, at the 22nd annual general meeting of the Bank held on July 21, 2016, have since approved the appointment of Mr. Sarangi as an Independent Director of the Bank for a period of five years.

Having completed the maximum permitted tenure of eight years under the Banking Regulation Act, Dr. Pandit Palande ceased to be a director of the Bank with effect from the close of business hours on April 23, 2015.

Mr. Aditya Puri was re-appointed at the Bank’s 2015 annual general meeting for a period of five years with effect from November 1, 2015, subject to the approval of the RBI. The RBI, in its letter dated October 20, 2015, subsequently approved the re-appointment of Mr. Puri for a period of three years with effect from November 1, 2015.

Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director (or two or more directors together) holds not more than 2% of the paid-up share capital.

None of our directors or members of our senior management holds 1% or more of our equity shares.

Our Board of Directors, as of March 31, 2016, comprised of:

Name	Position	Age
Mrs. Shyamala Gopinath	Part-time Non-Executive Chairperson	66
Mr. Anami N. Roy	Non-Executive Director	66
Mr. Bobby Parikh	Non-Executive Director	52
Mr. Keki Mistry	Non-Executive Director	61
Mr. Partho Datta	Non-Executive Director	67
Mrs. Renu Karnad	Non-Executive Director	63
Mr. Malay Patel	Non-Executive Director	39
Mr. Aditya Puri	Managing Director	65
Mr. Paresh Sukthankar	Deputy Managing Director	53
Mr. Kaizad Bharucha	Executive Director	50
Mr. Umesh Chandra Sarangi[1]	Additional Director	64

[1]	Mr. Umesh Chandra Sarangi was appointed as Additional Director with effect from March 1, 2016.

The following are brief biographies of our directors:

Mrs. Shyamala Gopinath is the part-time Non-Executive Chairperson of the Bank. She holds a master’s degree in Commerce and is a Certified Associate of the Indian Institute of Bankers. Mrs. Gopinath has over 40 years of experience in financial sector policy formulation in different capacities at the RBI. As Deputy Governor of the RBI for seven years and member of the RBI’s board of directors, Mrs. Gopinath guided and influenced national policies in diverse areas of financial sector regulation and supervision, the development and regulation of financial markets, capital account management, management of government borrowings, foreign exchange reserves management and payment and settlement systems. During 2001 to 2003, Mrs. Gopinath worked as senior financial sector expert in the then Monetary Affairs and Exchange Department of the International Monetary Fund (Financial Institutions Division). She was responsible for preparing the accompanying document to the Guidelines on Foreign Exchange Reserve Management detailing country practices. Mrs. Gopinath was also a member of the Financial Sector Assessment Program missions to Tanzania, Nigeria, Hungary and Poland and the Foreign Exchange and Reserve Management team to Turkey and Kosovo. Mrs. Gopinath was actively involved in managing India’s balance of payments crisis in 1991, the fall out of the Asian and the Russian crisis, the imposition of nuclear sanctions against India, the Kargil war with Pakistan and the transmission of the recent financial crisis to the Indian financial system and markets. Mrs. Gopinath is an independent director on the boards of Tata Elxsi Ltd, Colgate-Palmolive (India) Ltd and Vodafone India Ltd. She is a Director of NDDB Dairy Services and Grassroot Trading Network for Women (not for profit companies). She is also an independent non-executive director of the Global Governance Council of Ernst and Young Global UK. Mrs. Gopinath is the chairperson of the Indian School of Microfinance for Women and a member of the board of trustees of Aditya Jyot Foundation, a charitable trust. She is also the chairperson of Corporate Bonds and Securitization Advisory Standing Committee of SEBI, Indian Institute of Management at Raipur, and a member of the Research and Information System for Developing Countries and SEWA-Lilavathi project.

Mr. Anami N. Roy is an independent Non-Executive Director of the Bank. He holds master’s degrees in Arts and Philosophy and is a distinguished retired civil servant. During his long career of 38 years in the Indian Police Service, Mr. Roy held a range of assignments, both in the state of Maharashtra and for the Government of India, including the Commissioner of Police, Mumbai and the Director General of Police, Maharashtra before retiring in 2010. Mr. Roy’s areas of specialization include policy planning, budget, recruitment, training and other finance and administrative functions in addition to operational matters. Mr. Roy was instrumental in introducing technology solutions in the Indian police force, for example, in relation to citizen facilitation. Mr. Roy also held the position of Director General of the Anti-Corruption Bureau, in which capacity he initiated a policy document on vigilance matters for the Government of Maharashtra. Mr. Roy has wide knowledge and experience of security and intelligence matters at the state and national levels. Having handled multifarious field and staff assignments, Mr. Roy has extensive experience in the functioning of government at various levels and problem solving. Mr. Roy is a director on the boards of Glaxo SmithKline Pharmaceuticals Ltd, India Ventures Advisors Private Ltd, Mayar Infrastructure Development Private Ltd, Skills Academy Private Ltd, Bharat Heavy Electricals Ltd and Mayar Health Resorts Ltd. He is the Chairman of Vandana Foundation, a not for profit organization.

Mr. Bobby Parikh is an independent Non-Executive Director of the Bank. He holds a bachelor’s degree in Commerce from Mumbai University and qualified as a Chartered Accountant in 1987. Mr. Parikh is a Senior Partner with BMR & Associates LLP and leads its financial services practice. Prior to joining BMR & Associates LLP, Mr. Parikh was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Over the years, Mr. Parikh has had extensive experience in advising clients across a range of industries. An area of focus for Mr. Parikh has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India’s policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Mr. Parikh has led teams that have advised clients in the areas of entry strategy (multinational companies into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Mr. Parikh works closely with regulators and policy formulators, in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Mr. Parikh led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young and has advised a number of banking groups, investment banks, brokerage houses, fund managers and other financial services intermediaries in establishing operations in India, mergers and acquisitions and in developing structured financial products, besides providing tax and business advisory and tax reporting services at Ernst & Young. Mr. Parikh has been a member of a number of trade and business associations and their management or other committees, as well as on the advisory or executive boards of non-governmental and not-for-profit organizations. Mr. Parikh is a director on the boards of BMR Business Solutions Pvt Ltd, Taxand Advisors Pvt Ltd, BMR Global Services Pvt Ltd, BMR Advisors Pte Ltd, Indostar Capital Finance Ltd, Aviva Life Insurance Company Ltd, Birla Sun Life Asset Management Company Ltd, Sembcorp Green Infra Ltd and a designated partner of BMR & Associates LLP.

Mr. Keki Mistry is a Non-Executive Director of the Bank. He holds a bachelor’s degree in Commerce from Mumbai University. Mr. Mistry is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Mistry has more than three decades of varied experience in the banking and financial services sector. Mr. Mistry started his career with A.F. Ferguson & Co, a chartered accountancy firm, followed by stints at Hindustan Unilever Limited and Indian Hotels Company Limited. In 1981, Mr. Mistry joined HDFC Limited. Mr. Mistry was inducted to the board of directors of HDFC Limited as an Executive Director in 1993 and was elevated to the post of Managing Director in November 2000. In October 2007, Mr. Mistry was appointed as Vice Chairman and Managing Director of HDFC Limited and became the Vice Chairman and Chief Executive Officer in January 2010. Mr. Mistry is the Vice-Chairman and Chief Executive Officer of HDFC Ltd. Mr. Mistry is also a director on the boards of HDFC Asset Management Company Ltd, HDFC Standard Life Insurance Company Ltd, HDFC ERGO General Insurance Company Ltd, HCL Technologies Ltd, Greatship (India) Ltd, GRUH Finance Ltd, Torrent Power Ltd and Sun Pharmaceutical Industries Ltd. Mr. Mistry is also a member on the India Advisory Board of Price Waterhouse Coopers and a director of Griha Investments, Mauritius, CDC Group, London, Griha Pte Ltd, Singapore and the H T Parekh Foundation.

Mr. Partho Datta is an independent Non-Executive Director of the Bank. He is an Associate Member of the Institute of Chartered Accountants of India. Mr. Datta joined Indian Aluminum Company Limited (INDAL) and was with INDAL and its parent company in Canada for 25 years and held positions as Treasurer, Chief Financial Officer and Director Finance during his tenure. Mr. Datta joined the Chennai based Murugappa Group thereafter as the head of Group Finance and was a member of the Management Board of the Group, as well as Director in several Murugappa Group companies. Following his retirement from the Murugappa Group, Mr. Datta was an advisor to the Central Government appointed board of directors of Satyam Computers Services Limited during the restoration process and has also been engaged in providing business or strategic and financial consultancy on a selective basis. Mr. Datta has extensive experience in various financial and accounting matters including financial management, mergers and amalgamations and capital markets strategy. Mr. Datta is one of the financial experts on the Audit Committee of the Board. Mr. Datta is a director of Peerless Funds Management Company Limited, IRIS Business Services Limited, Endurance Technologies Private Limited (which has since converted into a public limited company) and Peerless General Finance and Investment Company Limited.

Mrs. Renu Karnad is a Non-Executive Director of the Bank. She is a law graduate from Mumbai University and also holds a master’s degree in Economics from Delhi University. Mrs. Karnad is a Parvin Fellow at the Woodrow Wilson School of International Affairs at Princeton University in the United States. Mrs. Karnad joined HDFC Limited in 1978. After spending two decades in various positions, Mrs. Karnad was inducted to the Board as an Executive Director in 2000 and was elevated to the position of Managing Director with effect from January 1, 2010. Mrs. Karnad is the Managing Director of HDFC Ltd, and a director of HDFC Asset Management Company Ltd, HDFC Standard Life Insurance Company Ltd, HDFC ERGO General Insurance Company Limited, GRUH Finance Ltd, BOSCH Ltd, EIH Ltd, ABB India Ltd, Indraprastha Medical Corporation Ltd, Feedback Infra Pvt Ltd, H T Parekh Foundation, HDFC PLC, Maldives, WNS Holdings Ltd, HIREF International LLC, HIREF International Fund II Pte Ltd and HIF International Fund Pte. Ltd. Mrs. Karnad served as director of Lafarge India Pvt Ltd until June 3, 2016.

Mr. Malay Patel is a Non-Executive Director of the Bank. He holds a degree in Engineering (Mechanical) from Rutgers University in Livingston, New Jersey, the United States, and an A.A.B.A. in business from Bergen County College in Fairlawn, New Jersey, the United States. He is a director on the Board of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry with exports to more than 50 countries. He has been involved in varied roles such as export and import, procurement, sales and marketing with Eewa Engineering Company Private Limited. Mr. Malay Patel has specialized knowledge and practical experience in matters relating to small scale industries in terms of Section 10-A (2)(a) of the Banking Regulation Act.

Mr. Aditya Puri is the Managing Director of the Bank. He holds a bachelor’s degree in Commerce from Punjab University and is an Associate Member of the Institute of Chartered Accountants of India. Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. Mr. Puri has been the Managing Director of the Bank since September 1994. Mr. Puri has over 40 years of experience in the banking sector in India and abroad. During his tenure Mr. Puri led the Bank through two major mergers in the Indian banking industry, i.e. the mergers of Times Bank Limited and Centurion Bank of Punjab Limited with HDFC Bank Limited. Mr. Puri was appointed as non-executive chairman of HDB Financial Services Ltd with effect from May 1, 2016. Mr. Puri is not a director of any other company in India.

Mr. Paresh Sukthankar is the Deputy Managing Director of the Bank. Mr. Sukthankar holds a Bachelor of Commerce degree from Mumbai University. He also holds a master’s degree in Management Studies from Jamnalal Bajaj Institute, Mumbai and completed the Advanced Management Program at Harvard Business School. Mr. Sukthankar has been associated with the Bank since its inception in 1994. Mr. Sukthankar has direct or supervisory responsibilities for the Bank’s Credit and Risk Management, Finance, Human Resources, investor Relations and Corporate Communications functions and for various strategic initiatives of the Bank. Prior to joining the Bank, Mr. Sukthankar worked at Citibank for around nine years in various departments, including corporate banking, risk management, financial control and credit administration. Mr. Sukthankar has been a member of various Committees formed by the RBI and the Indian Banks’ Association. Mr. Sukthankar is not a director of any other company in India.

Mr. Kaizad Bharucha is an Executive Director in the full-time employment of the Bank. Mr. Bharucha holds a bachelor’s degree in Commerce from Mumbai University. Mr. Bharucha has been associated with the Bank since 1995. In his current role, he is responsible for Wholesale Banking, covering the areas of Corporate Banking, Emerging Corporate Group, Business Banking, Capital Markets and Commodities Business, Agri Lending, Investment Banking, Financial Institutions and Government Business and the Department for Special Operations. In his previous role as Group Head-Credit and Market Risk, he was responsible for the Risk Management activities in the Bank, including Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions. Mr. Bharucha has over 29 years of experience in the banking and financial sector and has been associated with the Bank since 1995. Prior to joining the Bank, Mr. Bharucha worked at SBI Commercial and International Bank in various areas, including Trade Finance and Corporate Banking. Mr. Bharucha has represented the Bank as a member of the working group constituted by the RBI to examine the role of the Credit Information Bureau and as a member of the sub-committee with regard to the adoption of the Basel II guidelines. Mr. Bharucha is a director on the board of HBL Global Pvt Ltd and served as director on the board of HDB Financial Services, but ceased to be a director with effect from May 1, 2016.

Mr. Umesh Chandra Sarangi is an Additional Director of the Bank, with effect from March 1, 2016. The shareholders at the 22nd annual general meeting of the Bank held on July 21, 2016, approved his appointment as an Independent Director for a period of five years. Mr. Sarangi holds a master’s degree in Science (Botany) from Utkal University. Mr. Sarangi has 35 years of experience in the Indian Administrative Services. During his time as Chairman of the National Bank for Agricultural and Rural Development from December 2007 to December 2010, Mr. Sarangi gained experience in the areas of rural infrastructure, accelerated initiatives (such as microfinance), financial inclusion, watershed development and tribal development. Mr. Umesh Chandra Sarangi served as a director of Mumbai Modern Terminal Market Complex Pvt Ltd., but ceased to be a director with effect from April 13, 2016.

Senior Management

As of March 31, 2016, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	65
Mr. Paresh Sukthankar	Deputy Managing Director	53
Mr. Kaizad Bharucha	Executive Director	50
Mr. Abhay Aima	Head – Global Consumer Business, Private Banking and Distribution, Direct and Digital Banking and Retail Liabilities	53
Mr. Ashish Parthasarthy	Head – Treasury	48
Ms. Ashima Bhat	Head – Finance, Strategy and Infrastructure Services	45
Mr. Ashok Khanna	Head – Retail Assets – Secured Loans	58
Mr. Arvind Kapil	Head – Retail Assets – Unsecured Loans	44
Mr. Aseem Dhru	Head – Business Banking – Working Capital, Commodity Finance, Retail Agri. and Rural Initiatives Group	45
Mr. Bhavesh Zaveri	Head – Operations and Technology	50
Mr. Chakrapani Venkatachari	Head – Internal Audit, Vigilance and Quality Initiative Group	52
Mr. Deepak Maheshwari	Head – Wholesale Credit Risk	61
Mr. Dhiraj Relli	Currently on secondment to HDFC Securities Limited(HSL), our subsidiary	45
Mr. Jimmy Tata	Chief Risk Officer	49
Mr. Munish Mittal	Head – Information Technology	47
Mr. Navin Puri	Head – Retail Branch Banking	57
Mr. Nitin Chugh	Head – Digital Banking	45
Mr. Nitin Rao	Head – Private Banking, Third Party Product Sales and High Net Worth Vertical	48
Mr. Nirav Shah	Head – Emerging Corporate Group, Infrastructure Finance Group and Healthcare Finance	44
Mr. Parag Rao	Head – Marketing, Credit Cards and Payments Business	50
Mr. Rajender Sehgal	Head – Financial Institutions Group and Custody	60
Mr. Rakesh Singh	Head – Investment Banking Capital and Commodity Market and Correspondent Banking	46
Mr. Rajesh Kumar	Co-Head – Retail Risk	45
Mr. Ravi Narayanan	Head – Regional Branch Banking	46
Mr. Sashidhar Jagdishan	Chief Financial Officer	50

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Abhay Aima is the Head of Global Consumer Business, Private Banking and Distribution, Direct and Digital Banking, and Retail Liability Products. He is a graduate of the National Defense Academy. Mr. Aima serves as a director of Raab Investment Private Limited, HSL and Bluechip Corporate Investment Centre Limited.

Mr. Ashish Parthasarthy is the Head of Treasury for the Bank. He holds a bachelor’s degree in Engineering from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management in Bangalore. He has 26 years of experience in banking with particular expertise in the interest rate and currency markets.

Ms. Ashima Bhat is the Head of Finance, Strategy and Infrastructure Services of the Bank. Ms. Bhat has over 20 years of experience in banking. She completed a Masters in Management Studies, majoring in Marketing, from Narsee Monjee Institute of Management Studies. Ms Bhat joined the Bank in its start-up stage and has since held various roles across the Corporate Banking, Supply Chain, SME and Emerging Corporates groups.

Mr. Ashok Khanna is the Head of Retail Assets – Secured Loans. Mr. Khanna has over 25 years of experience in the automobile industry in various sales and marketing roles. Prior to joining the Bank, he was the Executive Director for Retail Assets at Centurion Bank of Punjab. He has also worked with automobile manufacturers, such as Kinetic Engineering, Toyota (in the Middle East) and other related companies, such as Firestone Tyres.

Mr. Arvind Kapil is the Head of Retail Assets – Unsecured Loans. He holds a Masters in Management Studies degree from Bharati Vidyapeeth Institute of Management Studies and Research and a bachelor’s degree in Engineering from K.J. Somaiya College of Engineering in Mumbai. Mr. Kapil has over 22 years of experience in the finance industry and he joined the bank from Countrywide Consumer Financial Services.

Mr. Aseem Dhru is the Head of Business Banking – Working Capital, Commodity Finance, and Retail Agri and Rural Initiatives Group. He holds a bachelor’s degree in Commerce from Ahmedabad University and is qualified as a Chartered Accountant and Cost Accountant. Prior to joining the Bank, Mr. Dhru was working as Investment Manager for Anagram Wellington Asset Management Company Limited.

Mr. Bhavesh Zaveri is the Head of Operations and Technology. He holds a master’s degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers. He has over 25 years of experience in banking, having worked with Oman International Bank and Barclays prior to joining the Bank in April 1998. Mr. Zaveri also serves as Director of Clearing Corporation of India Ltd. and National Payment Corporation of India Ltd and is a member of the Swift Asia Pacific Board and various committees formed by the RBI and the Indian Bank’s Association.

Mr. Chakrapani Venkatachari is the Head of Internal Audit, Vigilance, and Quality Initiative Group. He holds a bachelor’s degree in Commerce from Mumbai University and is an Associate Member of the Institute of Company Secretaries of India, a Certified Associate of the Indian Institute of Bankers and a Certified Information System Auditor. He has over 30 years of banking experience, having worked with Bank of Baroda and Standard Chartered Bank prior to joining the Bank in 1994.

Mr. Deepak Maheshwari is the Head of Wholesale Credit Risk. He holds a bachelor’s degree in Commerce and is a Certified Associate of the Indian Institute of Bankers. Mr. Maheshwari has been with the Bank since February 1996 and has 40 years of experience in the banking sector, in India and abroad.

Mr. Dhiraj Relli is currently on secondment to HDFC Securities Limited (HSL), our subsidiary. He holds a Bachelor of Commerce degree from Delhi University and is a member of the Institute of Chartered Accountants of India. He has over 25 years of experience and joined HDFC Bank from ICICI Bank in June 2005. He is currently holding the position of Managing Director at HDFC Securities Limited. Prior to his secondment, Mr. Relli was holding the position of Regional Head – Retail Branch Banking – South 2, for the Bank.

Mr. Jimmy Tata is Chief Risk Officer. He holds a Masters of Financial Management from the Jamnalal Bajaj Institute of Management Studies at Mumbai University and is qualified as a Chartered Financial Analyst with the Institute of Chartered Financial Accountants in Hyderabad. Mr. Tata has been with the Bank since 1994 and has over 27 years of experience. Prior to joining the Bank he was working as Financial Analyst in Financial Division of Apple Industries Limited.

Mr. Munish Mittal is the Head of Information Technology. He holds a bachelor’s degree in Science from Punjab University. Mr. Mittal has more than 28 years of experience, having worked at Centurion Bank of Punjab prior to joining the Bank in August 1996.

Mr. Navin Puri is the Head of Retail Branch Banking. He holds a Bachelor of Commerce degree from Calcutta University and a Masters of Business Administration from Texas University in the United States and is a member of the Institute of Chartered Accountants of India. Mr. Puri has over 30 years of banking experience and has been with the Bank since February 1999.

Mr. Nitin Chugh is the Head of Digital Banking. He holds a bachelor’s degree in Technology from the Regional Engineering College in Kurukshetra and has a Post-Graduate Diploma in Management from the All India Management Association in New Delhi. Mr. Chugh has over 20 years of experience in sales and marketing.

Mr. Nitin Rao is the Head of Private Banking, Third Party Products and High Net Worth groups. He holds a Masters in Business Administration degree from Symbiosis Institute of Business Management and has a bachelor’s degree in Engineering from the College of Engineering in Pune. He has over 22 years of financial sector experience. Prior to joining the Bank he was heading the Investment Advisory Services of BNP Paribas.

Mr. Nirav Shah is Head of Emerging Corporates, Infrastructure Finance Group and Healthcare Finance. He holds a Masters in Management Studies from KJ Somaiya Management Institute at Mumbai University. He has over 20 years of experience, joining the Bank from Global Trust Bank in July 1999.

Mr. Parag Rao is Head of Marketing, Credit Cards and Payments Business. He holds a Masters in Management Studies degree from S.P. Jain Institute of Management at Mumbai University and a Bachelor of Engineering from the Regional Engineering College in Jamshedpur. He has 25 years of professional experience, joining the Bank from IBM Global Services in April 2002.

Mr. Rajender Sehgal is Head of Financial Institutions Group and Custody. He holds a Masters of Business Administration degree from Delhi University with specialization in Financial and Marketing Management. He has more than 35 years of experience in industrial finance credit and international banking. Mr. Sehgal was employed by State Bank of India prior to joining the Bank in 1998.

Mr. Rakesh Singh is the Head of Investment Banking, Capital and Commodity Markets and Correspondent Banking. Mr. Singh holds a Masters in Business Administration from the Institute of Management Technology in Ghaziabad and has over 20 years of experience in the financial sector. Mr. Singh joined the Bank from Rothschild in India where he was the Managing Director and Co-Head of Financing Advisory. Earlier in his career, he held key positions at, among others, Morgan Stanley, Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank.

Mr. Rajesh Kumar is the Co-Head of Retail Risk. He holds a bachelor’s degree in Science from Bangalore University and a Post Graduate Diploma in Management from T A Pai Management Institute in Manipal. He has over 20 years of experience in handling credit function and joined the Bank in 2000.

Mr. Ravi Narayanan is the Head of Retail Branch Banking. He holds a Masters in Business Administration from the Faculty of Management Studies at Delhi University and a bachelor’s degree in Technology from Institute of Technology at Banaras Hindu University. He has over 22 years of banking experience, joining the Bank from Bank of America in May 1999.

Mr. Sashidhar Jagdishan is the Chief Finance Officer. He holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield in the United Kingdom. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. Mr. Jagdishan has been with the Bank since 1996.

Corporate Governance

Audit Committee

The Audit Committee of the Bank, as of March 31, 2016, had Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Anami N. Roy and Mr. Bobby Parikh as its members. Each member of the Audit Committee is an independent director. The Audit Committee is chaired by Mrs. Shyamala Gopinath. During the year, Dr. Pandit Palande ceased to be a member of the Audit Committee, pursuant to his cessation as Director, and Mr. Anami N. Roy was appointed as a member of the Audit Committee. The Audit Committee met nine times during fiscal 2016.

The terms of reference of the Audit Committee include, inter alia, the following:

a.	Overseeing the Bank’s financial reporting process and ensuring correct, adequate and credible disclosure of financial information;

b.	Recommending the appointment and removal of external auditors and the fixing of their fees;

c.	Reviewing with management the annual financial statements before their submission to the Board, with special emphasis on accounting policies and practices, compliance with accounting standards and other legal requirements concerning financial statements;

d.	Reviewing the adequacy of the Audit and Compliance functions, including their policies, procedures, techniques and other regulatory requirements; and

e.	Any other terms of reference as may be included from time to time in the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (SEBI Listing Regulations), including any amendments or re-enactments thereof from time to time.

The Board has also adopted a charter for the Audit Committee in connection with certain U.S. regulatory standards as the Bank’s securities are also listed on the New York Stock Exchange.

Nomination and Remuneration Committee

The terms of reference of the Nomination and Remuneration Committee include scrutinizing the nominations of the directors with reference to their qualifications and experience, to identify “fit and proper” persons and assess their competency and reviewing the compensation levels of the Bank’s employees vis-à-vis other banks and the banking industry in general.

The criteria for assessing the competency of the persons nominated are as follows:

•	Academic qualifications;

•	Previous experience;

•	Track record; and

•	Integrity of the candidate.

For assessing the integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practice are considered.

The Bank’s compensation policy provides a fair and consistent basis for motivating and rewarding employees appropriately according to their job profile or role size, performance, contribution, skill and competence.

The Nomination and Remuneration Committee also formulates criteria for evaluating the performance of individual directors, the Board of Directors and its committees. The criteria for evaluating the performance of directors include personal attributes, such as their communication skills, leadership skills and adaptability, and professional attributes, such as their understanding of the Bank’s core business and strategic objectives, industry knowledge, ability to exercise independent judgment, attendance at meetings and adherence to the Bank’s Code of Conduct, ethics and values. Mrs. Shyamala Gopinath, Mr. Anami N. Roy, Mr. Partho Datta and Mr. Bobby Parikh were the members of the Nomination and Remuneration Committee as of March 31, 2016. All members of the Nomination and Remuneration Committee are independent. During the year, Dr. Pandit Palande ceased to be a member of the Nomination and Remuneration Committee, pursuant to his cessation as Director, and Mr. Anami. N. Roy was appointed as a member. The Nomination and Remuneration Committee is chaired by Mr. Bobby Parikh and met nine times during fiscal 2016.

Stakeholders’ Relationship Committee

The Stakeholders’ Relationship Committee, previously called the Investor Grievance (Share) Committee, approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options granted under the various Employees Stock Option Schemes (ESOSs) are placed before the Stakeholders’ Relationship Committee for ratification. The Stakeholders’ Relationship Committee also monitors the redress of shareholder complaints relating to matters such as the transfer of shares, non-receipt of our annual report and dividends.

As of March 31, 2016, the Stakeholders’ Relationship Committee consisted of Mr. Anami N. Roy, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Stakeholders’ Relationship Committee is chaired by Mr. Anami N. Roy, who is an independent director. The power to approve share transfers and dematerialization requests has been delegated to executives of the Bank to avoid delays that may arise due to the non-availability of the members of the Committee. Mr. Sanjay Dongre, Executive Vice President (Legal) and Company Secretary of the Bank, is the Compliance Officer responsible for expediting the share transfer formalities. The Stakeholders’ Relationship Committee met four times during fiscal 2016.

As of March 31, 2016, seven instruments of transfer for 3,300 equity shares were pending for transfer, which have since been processed. The details of the transfers are reported to the Board from time to time.

During the year ended March 31, 2016, 2,668 complaints were received from the shareholders. As of March 31, 2016, the Bank had attended to all but ten complaints, which remained pending, and four complaints, which have not yet been resolved to the satisfaction of the relevant shareholders. In addition, 5,671 letters were received from shareholders relating to a change of address, nomination requests, updates to email and other contact details, updates to the Indian Financial System Code and Magnetic Ink Character Recognition code, the Electronic Clearing Service and National Electronic Clearing Service mandates, claims of shares from the unclaimed suspense account, queries relating to our annual reports, sub-division of shares of face value of Rs. 10 each into shares of face value of Rs. 2 each, amalgamations, requests for the revalidation of dividend warrants and other investor related matters. As of March 31, 2016, we had responded to all letters received.

Risk Policy and Monitoring Committee

The Risk Policy and Monitoring Committee is formed as per RBI guidelines on asset liability management and risk management systems. The Risk Policy and Monitoring Committee develops the Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The Risk Policy and Monitoring Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified.

As of March 31, 2016, the Risk Policy and Monitoring Committee consisted of Mrs. Renu Karnad, Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Risk Policy and Monitoring Committee is chaired by Mrs. Renu Karnad and met five times during fiscal 2016.

Credit Approval Committee

The Credit Approval Committee approves those credit exposures that are beyond the approval powers delegated to executives of the Bank to facilitate the prompt disbursement of loans. As of March 31, 2016, the Credit Approval Committee consisted of Mr. Bobby Parikh, Mr. Keki Mistry, Mr. Aditya Puri and Mr. Kaizad Bharucha. The Credit Approval Committee met eight times during fiscal 2016.

Premises Committee

The Premises Committee approves the purchase and leasing of premises for the Bank’s branches, back offices, ATMs and executive residences in accordance with Board guidelines. As of March 31, 2016, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Malay Patel were the members of the Premises Committee. During the year, Dr. Pandit Palande ceased to be a member of the Premises Committee, pursuant to his cessation as Director, and Mr. Malay Patel was appointed as a member. The Premises Committee met four times during fiscal 2016.

Fraud Monitoring Committee

Pursuant to the directions of the RBI, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and review of cases of fraud involving amounts of Rs. 10 million and above. The objective of the Fraud Monitoring Committee is to effectively detect frauds and immediately report any cases of fraud, including any actions taken against the perpetrators of such fraud, to the relevant regulatory and enforcement agencies. The terms of reference of the Fraud Monitoring Committee include:

a.	identify the systemic gaps, if any, that facilitated perpetration of the fraud and put in place measures to fill those gaps;

b.	identify the reasons for delay in detection, if any, and report to the top management of the Bank and the RBI;

c.	monitor the progress of the investigation by the Central Bureau of Investigation and police authorities and the recovery situation;

d.	ensure that staff accountability is examined at all levels in all cases of fraud and that staff side action, if required, is completed without any loss of time;

e.	review the efficacy of the remedial action taken to prevent any recurrence of fraud, such as the strengthening of internal controls; and

f.	put in place other measures as may be considered relevant to strengthen preventive measures to protect against future instances of fraud.

As of March 31, 2016, the members of the Fraud Monitoring Committee were Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Anami N. Roy, Mr. Keki Mistry, Mr. Malay Patel and Mr. Aditya Puri. During the year, Dr. Pandit Palande ceased to be a member of the Fraud Monitoring Committee, pursuant to his cessation as Director, and Mr. Malay Patel was appointed as member. The Fraud Monitoring Committee met five times during fiscal 2016.

Customer Service Committee

The Customer Service Committee monitors the quality of services rendered to the Bank’s customers and also ensures the implementation of directives received from the RBI in this regard. The terms of reference of the Customer Service Committee are to formulate a comprehensive policy incorporating the issues arising from the death of a depositor in relation to the operation of the deceased’s account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.

As of March 31, 2016, the members of the Customer Service Committee were Mrs. Shyamala Gopinath, Mr. Anami N. Roy, Mr. Keki Mistry, Mr. Malay Patel and Mr. Aditya Puri. During the year, Dr. Pandit Palande ceased to be a member of the Customer Service Committee, pursuant to his cessation as Director, and Mr. Malay Patel was appointed as a member. The Customer Service Committee met five times during fiscal 2016.

Corporate Social Responsibility (CSR) Committee

The Board has constituted a CSR Committee with the following terms of reference:

a.	to formulate the Bank’s CSR strategy, policy and goals;

b.	to monitor the Bank’s CSR policy and performance;

c.	to review the CSR projects and initiatives from time to time;

d.	to ensure legal and regulatory compliance with respect to CSR; and

e.	to ensure reporting and communication to stakeholders on the Bank’s CSR.

As of March 31, 2016, the members of CSR Committee were Mrs. Renu Karnad, Mr. Partho Datta, Mr. Bobby Parikh, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Committee met three times during the fiscal 2016.

Review Committee for Willful Defaulters’ Identification

The Board has constituted a Review Committee for Willful Defaulters Identification to review the orders passed by the Committee of Executives for Identification of Willful Defaulters and provide the final decision with regard to identified willful defaulters. As of March 31, 2016, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh, Mr. Partho Datta and Mr. Anami N. Roy were the members of the Review Committee for Willful Defaulters Identification. The Review Committee for Willful Defaulters Identification is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. The Review Committee for Willful Defaulters Identification met twice during fiscal 2016.

Review Committee for Non-Cooperative Borrowers

The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the internal committee of executives appointed for this purpose. As of March 31, 2016, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh, Mr. Partho Datta and Mr. Anami N. Roy were the members of the Review Committee for Non-Cooperative Borrowers. The Review Committee for Non-Cooperative Borrowers is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal 2016.

Meeting of the Independent Directors

The independent directors of the Bank held a meeting on March 16, 2016 without the presence of the non-independent directors and senior management team of the Bank. All of the independent directors attended the meeting. The independent directors discussed certain matters as required under the relevant provisions of the Companies Act and the SEBI Listing Regulations.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

At the annual general meeting held on July 21, 2015, our shareholders passed a special resolution, pursuant to Section 180 (1)(c) of the Companies Act, authorizing the Board of Directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed or to be borrowed from time to time (with the exception of (i) the acceptance of deposits of money from the public which are repayable on demand and can be withdrawn by check, draft, order or otherwise, and (ii) temporary loans obtained in the ordinary course of business from banks, whether in India or overseas) will exceed our aggregate paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 500 billion over and above our aggregate paid-up capital and free reserves at any time.

The terms on which the Board of Directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions and, with prior shareholder and regulatory approval, the allotment of shares to other entities.

Compensation of Directors and Members of Our Senior Management

The compensation arrangements for our Chairperson, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.

At the 21st annual general meeting, held on July 21, 2015, the shareholders of the Bank approved the re-appointment of Mr. Puri as the Managing Director of the Bank, and his revised compensation and allowances, for a period of five years with effect from November 1, 2015, subject to the approval of and the prevailing guidelines and practice followed by the RBI. The RBI, in its letter dated October 20, 2015, subsequently approved the re-appointment of Mr. Puri for a period of three years with effect from November 1, 2015. At the same annual general meeting, the shareholders also approved the amendment of Mr. Kaizad Bharucha’s tenure of appointment to three years with effect from June 13, 2014 to June 12, 2017 in line with the approval of the RBI in its letter dated June 13, 2014. At the 22nd annual general meeting of the Bank held on July 21, 2016, the shareholders approved the revision in tenure of appointment of Mr. Paresh Sukthankar to three years with effect from June 13, 2014 to June 12, 2017 in line with the approval of the RBI in its letter dated June 13, 2014.

During fiscal 2016, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Directors and members of our senior management was approximately Rs. 562.8 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.

Under our organizational documents, each director, except the Managing Director, Deputy Managing Director and Executive Directors, is entitled to sitting fees for attending each meeting of the Board of Directors or of a Board committee. The amount of sitting fees is decided by the Board from time to time in accordance with applicable regulations prescribed by the Companies Act or the Government of India. Directors are paid sitting fees at the rate of Rs. 50,000 for attending committee meetings and Rs. 100,000 for attending Board meetings, respectively.

We reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. Stock options have not been granted to Non-Executive Directors.

Mrs. Shyamala Gopinath, Chairperson, was paid remuneration of Rs. 3 million during fiscal 2016. Mrs. Shyamala Gopinath is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2016 to Mr. Aditya Puri, Managing Director, Mr. Paresh Sukthankar, Deputy Managing Director and Mr. Kaizad Bharucha, Executive Director are as follows:

Particulars	Aditya Puri	Paresh Sukthankar	Kaizad Bharucha
	(Rs. in million, except stock options)
Basic	32.8	18.3	10.5
Allowances and perquisites	30.4	13.3	14.7
Provident fund	3.9	2.2	1.3
Superannuation	4.9	2.7	1.6
Performance bonus*	25.3	15.0	6.5
Number of stock options granted during the year	639,000	390,000	335,000

*	Includes bonus earned in fiscal 2015 but paid out in fiscal 2016 and the deferred bonus tranches for earlier financial years.

The Bank provides a gratuity scheme for the benefit of all employees who have completed a minimum of five years of continuous service, including our Managing Director, Deputy Managing Director, Executive Director and officers. This scheme provides for the payment of a gratuity in the form of a lump-sum payment upon the retirement, termination or resignation of employment or death while in employment of its employees in an amount equal to 15 days’ basic salary, payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies. The Bank accounts for the liability of future gratuity benefits based on an independent external actuarial valuation, which is carried out annually. Perquisites, which are evaluated as per the income tax rules, where applicable, or, alternatively, at the actual cost to the Bank, are also provided to directors. Available perquisites include furnished accommodation, including gas, electricity, water, telephone, furnishings and the use of a vehicle, club fees, personal accident insurance, reimbursement for medical expenses, leave and leave travel concessions and retirement benefits, such as provident funds, superannuation and gratuities.

The details of sitting fees paid to Non-Executive Directors during fiscal 2016 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mrs. Shyamala Gopinath	2,500,000
Mr. Partho Datta	2,000,000
Mr. Keki Mistry	1,600,000
Mrs. Renu Karnad	1,100,000
Dr. Pandit Palande[1]	350,000
Mr. Bobby Parikh	2,400,000
Mr. Anami N. Roy	2,100,000
Mr. Malay Patel	1,300,000
Mr. Umesh Chandra Sarangi[2]	nil

[1]	Dr. Pandit Palande ceased to be a Director with effect from the close of business hours on April 23, 2015.
[2]	Mr. Umesh Chandra Sarangi was appointed as Additional Director of the Bank with effect from March 1, 2016.

At the 22nd annual general meeting of the Bank held on July 21, 2016 the shareholders have approved the payment of profit related commission to non-executive directors, including independent directors, but excluding the Chairperson with effect from the fiscal 2016 (being the year in which RBI issued guidelines on compensation to non-executive directors of private sector banks), not exceeding in aggregate 1 % of the net profit of the Bank for the relevant fiscal subject to a maximum of Rs. one million per annum per director.

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

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of loans granted to our senior management as of March 31, 2016:

Name	Largest amount Outstanding since March 31, 2015	Amount outstanding as of March 31, 2016	Interest rate as of March 31, 2016%	Nature of Loan
	(Rs. in millions, except percentages)
Aditya Puri	5.00	5.00	10.15	Housing Loan
Kaizad Bharucha	4.35	4.28	10.15	Housing Loan
Abhay Aima	6.05	5.90	10.15	Housing Loan
Abhay Aima	0.21	0.08	5.00	Personal Loan
Ashish Parthasarthy	5.36	5.27	10.15	Housing Loan
Ashima Bhat	4.38	4.31	10.15	Housing Loan
Ashok Khanna	0.56	0.27	10.15	Housing Loan
Ashok Khanna	0.50	0.27	5.00	Personal Loan
Arvind Kapil	0.49	0.41	5.00	Personal Loan
Aseem Dhru	7.50	7.35	10.15	Housing Loan
Bhavesh Zaveri	7.38	7.21	10.15	Housing Loan
Bhavesh Zaveri	0.60	0.48	5.00	Personal Loan
Chakrapani Venkatachari	9.35	7.07	10.15	Housing Loan
Chakrapani Venkatachari	0.07	–	5.00	Personal Loan
Deepak Maheshwari	3.15	2.20	10.15	Housing Loan
Dhiraj Relli	5.26	4.89	10.15	Housing Loan
Jimmy Tata	0.49	0.38	5.00	Personal Loan
Munish Mittal	6.21	5.59	10.15	Housing Loan
Munish Mittal	0.48	0.35	5.00	Personal Loan
Navin Puri	5.76	1.65	10.15	Housing Loan
Navin Puri	0.60	0.51	5.00	Personal Loan
Nitin Chugh	5.53	5.45	10.15	Housing Loan
Nirav Shah	7.30	7.27	10.15	Housing Loan
Nirav Shah	0.37	0.35	5.00	Personal Loan
Rajendar Sehgal	3.51	2.54	10.15	Housing Loan
Rajendar Sehgal	0.08	–	5.00	Personal Loan
Rakesh Singh	7.50	7.44	10.15	Housing Loan
Rajesh Kumar	1.42	1.40	10.15	Housing Loan
Rajesh Kumar	0.30	0.18	5.00	Personal Loan
Ravi Narayanan	3.09	3.04	10.15	Housing Loan
Sashidhar Jagdishan	6.08	5.97	10.15	Housing Loan
Sashidhar Jagdishan	0.23	0.11	5.00	Personal Loan

Employees Stock Options

Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010 and plan “F” in June 2013 for the issuance of stock options to employees and directors of the Bank under the ESOSs, namely ESOS-001 to ESOS-026. Under plan “A”, the option price is set as the average of the daily closing prices on the BSE Limited during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E” and “F”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange where there is the highest trading volume. Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0% on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant, stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0% and 25.0% on each of the two successive anniversaries following the date of grant and stock options granted under ESOS-019 to ESOS-026 vest at the rate of 40.0%, 30.0% and 30.0% on each of the three successive anniversaries. All of the above are subject to standard vesting conditions. In fiscal 2016, 21.7 million equity shares having a face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 43.3 million and the share premium by Rs. 12,185.6 million. As of March 31, 2016, 128,654,300 options convertible to equity shares of Rs. 2.0 each were outstanding.

Other Compensation

All employees, including our Managing Director, Deputy Managing Director, Executive Director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level or above, including our Managing Director. Our gratuity fund, required under Indian law to be paid to an employee following the completion of a minimum of five years of continuous service, is a defined benefit plan which, upon the retirement, termination of employment or death while in employment of such employee, pays a lump sum equal to 15 days’ basic salary for each completed year of service. The superannuation fund is a retirement plan under which we contribute annually 13.0% (15.0% for the Managing Director, Deputy Managing Director and Executive Directors) of the eligible employee’s annual salary to the administrator of the fund. In the case of the provident fund, as required by Indian law, each of the employer and the employee contribute monthly at a determined rate of 12.0% of the employee’s basic salary. Of this 12.0%, the Bank contributes a specified amount (8.33% of the lower of Rs. 15,000 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund set up by the Bank and administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2016. Based on this evaluation, our Principal Executive Officer, Mr. Puri, and our Principal Financial Officer, Mr. Jagdishan, have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2016. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2016. Our independent registered public accounting firm, KPMG, has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2016.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could, or are reasonably likely to, materially affect these controls during the period covered by this report.

Audit Committee Financial Expert

Mr. Partho Datta and Mr. Bobby Parikh are the Audit Committee financial experts, as defined in Item 401(h) of Regulation S-K, and are independent pursuant to the applicable SEC rules.

Code of Ethics

We have a written Code of Ethics, which is applicable to the Board Members and officials of the Bank one level below the Board. We believe the code constitutes a “code of ethics”, as defined in Item 16B of Form 20-F. We will provide a copy of such Code of Ethics to any person without charge upon request. Requests may be made by writing to shareholder.grievances@hdfcbank.com.

We also have a whistleblower policy that contains procedures for receiving, retaining and treating complaints received, and procedures for the confidential and anonymous submission by employees of complaints, regarding questionable accounting or auditing matters or conduct which results in a violation of law by the Bank or in a substantial mismanagement of the Bank’s resources. Under this whistleblower policy, our employees are encouraged to report questionable accounting matters or any fraudulent financial information provided to our shareholders, the government or the financial markets, or any conduct that results in a violation of law by the Bank, to our management (on an anonymous basis, if employees so desire). Under this policy we have also prohibited discrimination, retaliation or harassment of any kind against any employee who, based on the employee’s reasonable belief that such conduct or practices have occurred or are occurring, reports such information or participates in an investigation.

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicated the fees paid to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2015		March 31, 2016		Description of Services
	(in millions)
Audit services	Rs.	41.3	Rs.	45.3	Audit and review of financial statements
Audit-related services		—		—
Tax services		—		—
Other services		7.3		2.1	Special audit/other services
Total	Rs.	48.6	Rs.	47.4

Our Audit Committee charter requires us to receive the approval of our Audit Committee on every occasion on which we engage our principal accountants or their associated entities to provide any non-audit services to us. All of the non-audit services provided to us by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved by our Audit Committee.

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

Companies listed on the NYSE must comply with certain standards of corporate governance set forth in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers, as the term is defined in Rule 3b-4 of the Exchange Act, are permitted to follow home country practices in lieu of the provisions of this Section 303A, except that foreign private issuers are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE’s Listed Company Manual. As per these requirements, a foreign private issuer must:

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

In a few cases, the Indian corporate governance rules under SEBI Listing Regulations differ from those in the NYSE’s Listed Company Manual as summarized below:

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per SEBI Listing Regulations

An NYSE listed company needs to have a majority of independent directors. [NYSE Listed Company Manual Section 303A.01]	The board of a listed company must have a combination of executive and non-executive directors, including at least one female director, and not less than 50% of the directors may be non-executive directors. If: (i) the chairperson of the board of directors is a non-executive director, at least one-third of the board of directors must comprise of independent directors; (ii) the company does not have a regular non-executive chairperson, at least half of the board of directors must comprise of independent directors; and (iii) the regular non-executive chairperson is a promoter of the listed company or is related to any promoter or person occupying management positions at the level of board of director or at one level below the board of directors, at least half of the board of directors of the listed company must consist of independent directors.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined that they are independent. [NYSE Listed Company Manual Section 303A.02]	A director must meet certain criteria in order to qualify as “independent”.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	The board of directors of a listed company must meet at least four times a year, with a maximum time gap of 120 days between any two meetings. The independent directors of the listed company must hold at least one meeting each year without the presence of the non-independent directors and the members of management, and all the independent directors have to endeavor to be present at such meeting.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	A listed company needs to have a nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least 50% must be independent directors.

Listed companies in India are not required to constitute a separate corporate governance committee. The Companies Act, 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”) prescribe the corporate governance requirements which include, inter alia, obligations regarding the appointment of internal auditors, the constitution of the board of directors as per the prescribed composition and the constitution of audit committee and nomination and remuneration committee.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	The nomination and remuneration committee must have the terms of reference specified in the SEBI Listing Regulations and the Companies Act, 2013 such as formulating criteria to determine the qualifications, positive attributes and independence of directors, formulating criteria evaluate the performance of directors, recommending remuneration policy for directors and devising a board diversity policy.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [NYSE Listed Company Manual Section 303A.05]	A listed company is permitted to have a combined nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least 50% must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]	The terms of reference and the role of the nomination and remuneration committee have been specified under the Companies Act, 2013 and SEBI Listing Regulations and must include, inter alia, formulating the policy relating to the remuneration of directors, key managerial personnel and other employees, formulating criteria to determine the qualifications, positive attributes and independence of directors and formulating criteria to evaluate the performance of directors.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members. All the members of the audit committee must satisfy the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Sections 303A.06 and 303A.07]	A listed company must have a qualified and independent audit committee. The audit committee should have minimum of three directors as members and two-thirds of such members should be independent directors. All members of the audit committee should be financially literate and at least one member must have accounting or related financial management expertise.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07]	The terms of reference and the role of the audit committee of a listed company have been specified in the SEBI Listing Regulations and the Companies Act, 2013 and include, inter alia, oversight of the listed company’s financial reporting process and disclosure of its financial information to ensure that such information is correct, sufficient and credible, the recommendation for appointment and remuneration of the auditors of the listed company, and the review of the auditor’s independence and performance.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]	A listed company must appoint an internal auditor to conduct an internal audit. The auditor must review the accounts of the company and submit a report along with financial statements of the company placed before the company in a general meeting. It is the role of the audit committee to review the adequacy of the company’s internal audit function and all internal audit reports relating to internal control weaknesses of the company. The audit committee should also evaluate the internal financial controls and risk management systems of the company.

In addition, a listed company must put in place procedures to inform board members about risk assessment and minimization procedures. The board of directors is responsible for framing, implementing and monitoring the company’s risk assessment and minimization plan. Further, the top 100 listed companies (determined on the basis of market capitalization as at the end of the immediately previous financial year) must establish a risk management committee, consisting of a majority of board members, and define the roles and responsibilities of the risk management committee. The board may delegate the monitoring and review of the risk management plan to the risk management committee.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	Under the SEBI (Share Based Employee Benefits) Regulations, 2014, shareholders’ approval is required for all equity compensation plans and material revisions thereto.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	A listed company is required to comply with all mandatory corporate governance requirements as prescribed under the Companies Act, 2013 and the SEBI Listing Regulations, and disclose such compliance to stock exchanges in the corporate governance report contained in the listed company’s annual report. The listed company should also state in its annual report the extent to which it has complied with the non-mandatory corporate governance requirements.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	A listed company needs to adopt a code of conduct (or code of ethics), which is applicable to all members of the board of directors and senior management. The company’s annual report must contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct. The company’s annual report and the yearly compliance report on corporate governance must also disclose any non-compliance with the code by the board members and senior management.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, a listed company is required to submit a quarterly compliance report, and an annual corporate governance report to stock exchanges which must include a certificate from either the auditors or the practicing company secretary regarding the company’s compliance with the conditions of corporate governance.

Posting of Charters, Guidelines, etc. on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	A listed company must maintain a functional website containing information about the company including, inter alia, information regarding the composition of various board committees, the company’s code of conduct, details of certain of its policies, a copy of the annual report and contact information.

Memorandum and Articles of Association

Our main objective is to carry on banking and related activities. Our objective and purpose can be found in clauses A and B of our Articles.

Under the Articles, a director may not vote, participate in discussions or be counted for the purpose of a quorum with respect to any decision relating to whether we will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The Board of Directors may not hold meetings in the absence of a quorum. Under the Companies Act, the quorum for meetings of the Board is one-third of the total number of directors (any fraction contained in that one-third being rounded off as one) or two directors, whichever is higher. However, where the number of interested directors is equal to or exceeds two-thirds of the total number of directors present, the remaining number of directors (i.e. directors who are not interested) present at the meeting, being not less than two will constitute the quorum during such time. Pursuant to the Companies Act, our directors have the power to borrow money for business purposes only with the consent of the shareholders (with certain limited exceptions) through a special resolution (with three-fourths majority).

Sections 172 through 187 of the Articles set forth certain rights and restrictions relating to dividend distributions. One of these restrictions is that dividends may be approved only at a general meeting of shareholders, but in no event in an amount greater than the amount recommended by the Board of Directors.

Subject to the Companies Act, the profits of a company are divisible among shareholders in proportion to the amount of capital paid up on the shares held by those shareholders. In the event of liquidation, any surplus will be distributed in proportion to the capital paid up or which ought to have been paid up on the shares held by the shareholders at the time of commencement of the winding up. The Board of Directors may make calls on shareholders in respect of all money unpaid on the shares held by them and not by the conditions of allotment thereof.

The rights and privileges of any class of shareholders may not be modified without the approval of three-fourths of the issued shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class.

The annual general meeting shall be called for at a time during business hours at our registered office or at some other place within Mumbai as the Board of Directors may determine. The notice of the meeting shall specify it as the “annual general meeting”. Any general meeting of the shareholders of the Bank other than its annual general meeting is called an “extraordinary general meeting”. The Board of Directors is required to call an extraordinary general meeting upon the request of a set number of shareholders, as set forth in the Companies Act.

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2016 by:

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

We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2016, HDFC Limited, together with its subsidiaries, held an aggregate of 21.49% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	543,216,100	21.49%
Directors and relatives	5,398,029	0.21%

The ADSs are represented by underlying equity shares. As on March 31, 2016, Indian equity shares numbering 461,557,764 are held in the form of ADSs and constitute 18.26% of the Bank’s capital. In our books only, the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

Housing Development Finance Corporation Limited (HDFC Limited)

Housing Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. Under the arrangement, we have an option but not an obligation to purchase up to 70% of the fully disbursed home loans sourced under this arrangement. During fiscal 2016, we purchased home loans aggregating Rs. 127,733.7 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 1,788.3 million from HDFC Limited in fiscal 2016 as fees for selling these loans and other services rendered. We paid Rs. 2,451.6 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs.163.0 million was receivable from HDFC Limited as of March 31, 2016. An amount of Rs. 269.3 million was payable to HDFC Limited as of March 31, 2016.

Property

We have facilities located on four properties owned or leased by HDFC Limited. In fiscal 2016, we paid an aggregate of Rs. 20.5 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2016, HDFC Limited held a deposit of Rs. 1.5 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2016 were Rs. 4,912.1 million and Rs.99.5 million, respectively. We have issued guarantee of Rs. 1.4 million on behalf of HDFC Limited. During fiscal 2016, we subscribed to debt securities of Rs. 14,150.0 million issued by HDFC Limited.

As proposed in the previous fiscal year, we paid a dividend of Rs. 3,145.7 million to HDFC Limited during fiscal 2016.

HDFC Standard Life Insurance Company Limited (HDFC Standard Life)

In fiscal 2016, we paid HDFC Standard Life Rs.1,002.1 million as our contribution towards superannuation, gratuity and term insurance. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 7,165.9 million for the sale of insurance policies and other services. As of March 31, 2016, Rs.695.0 million was receivable from HDFC Standard Life. As of March 31, 2016, HDFC Standard Life had invested Rs. 850.0 million in the Bank’s tier II bonds. During fiscal 2016, we sold to and purchased from HDFC Standard Life, debt securities of Rs. 3,407.1 million and Rs. 513.1 million respectively. As proposed in the previous fiscal year, we paid a dividend of Rs. 163.8 million to HDFC Standard Life during fiscal 2016.

HDFC Asset Management Company Limited (HDFC AMC)

During fiscal 2016, we earned Rs.805.5 million fees from HDFC AMC for the distribution of units of mutual funds and other services rendered. As of March 31, 2016, fees of Rs. 22.2 million were receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (HDFC Ergo)

We paid Rs.340.9 million to HDFC Ergo towards insurance premiums in fiscal 2016. During fiscal 2016, we received Rs. 1,584.3 million for the sale of insurance policies and other services rendered. As of March 31, 2016, an amount of Rs. 134.1 million was receivable from HDFC Ergo. As of March 31, 2016, HDFC Ergo had invested Rs. 50.0 million in the Bank’s tier II bonds. We have given a guarantee of Rs. 12.4 million on behalf of HDFC Ergo.

GRUH Finance Limited (GRUH Finance)

During fiscal 2016, we earned Rs.3.3 million fees from GRUH Finance for rendering cash management services. During fiscal 2016, we subscribed to debt securities of Rs. 28,608.1 million issued by GRUH Finance.

Credila Financial Services Private Limited (Credila)

During fiscal 2016, we earned Rs.13.0 million fees from Credila for sourcing education loans. During fiscal 2016, we subscribed to debt securities of Rs.6,537.7 million issued by Credila. As of March 31, 2016, our investments in debt securities of Credila amounted to Rs.3,153.9 million.

Salisbury Investments Private Limited (Salisbury Investments)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2016, we paid rent of Rs. 6.6 million for the residential accommodation of our managing director to Salisbury Investments in which the relatives of the managing director hold a stake.

International Asset Reconstruction Company Limited (IARCL)

IARCL was an associate of CBoP due to CBoP’s investment in IARCL, which we took over upon acquiring CBoP in 2008. As of March 31, 2016, the book value of our investment in the equity of IARCL was Rs. 311.7 million.

HDFC Realty Limited (HDFC Realty)

In fiscal 2016, we paid Rs.0.1 million to HDFC Realty towards professional fees on real estate services. In the same period, we earned Rs.6.1 million as fees from HDFC Realty for referring our clients seeking advisory services relating to real estate.

Key Management Personnel and Their Relatives

In fiscal 2016, we paid a total remuneration of Rs.183.4 million to Mr. Aditya Puri, our managing director, Mr. Paresh Sukthankar, our deputy managing director and Mr. Kaizad Bharucha, our executive director. In the same fiscal year, we paid Rs.3.9 million and Rs.3.7 million to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha respectively, as rent for their residential accommodation. As of March 31, 2016, the outstanding balances of the security deposits we had given to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha were Rs.17.5 million and Rs.7.6 million, respectively. As of March 31, 2016, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Kaizad Bharucha were Rs. 5.0 million and Rs. 4.3 million, respectively. As proposed in the previous fiscal year, during fiscal 2016, we paid a total dividend of Rs. 33.7 million to Mr. Aditya Puri, Mr. Paresh Sukthankar and Mr. Kaizad Bharucha.

HDFC Pension Management Company Limited (HDFC PMC)

We have given a guarantee of Rs. 1.0 million on behalf of HDFC PMC.

HDFC Investments Limited (HDFC Investments)

As proposed in the previous fiscal year, we paid a dividend of Rs. 1,200.0 million to HDFC Investments during fiscal 2016.

Other Strategic Investments

We frequently partner with other HDFC group companies when making strategic investments. We currently have two strategic investments in which HDFC group companies are co-investors. We are required to comply with the RBI regulations on holding an equity stake in another company. The following is a list of strategic investments made by us and the HDFC group companies:

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

TAXATION

Indian Taxation of the ADSs

The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on surrender of ADSs for equity shares (conversion). The summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (Indian Income Tax Act) and the Depositary Receipt Scheme, 2014 promulgated by the Government of India (the “Depositary Receipt Scheme”) (together the “Section 115AC Regime”). Further, it only addresses the tax consequences for persons who are non-residents, as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital asset as per Indian Income Tax Act, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of dividends and capital gains is earned.

EACH INVESTOR IS ADVISED TO CONSULT HIS/HER TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO HIS/HER INVESTMENT IN THE ADSs.

The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (Depositary), as applicable and, in particular, the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be modified or amended by future amendments to the Income Tax Act.

Taxation of Distributions

Indian companies distributing dividends are subject to a dividend distribution tax. We are required to pay a dividend distribution tax currently at the rate of 20.358% (including applicable surcharge and education cess) on the total amount distributed or declared or paid as a dividend. Under Section 10(34) of the Indian Income Tax Act, income by way of dividends referred to in Section 115-O received on our shares is exempt from income tax in the hands of shareholders. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs and to ADS holders in respect of the ADSs and dividends distributed to the holders of the equity shares following conversion of the ADSs would not be taxable in the hands of holders.

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

Sale of Equity Shares Received Upon Conversion of ADSs

When a non-resident sells equity shares received upon conversion of ADSs, which shares have been held for more than 12 months from the date of conversion, on a recognized stock exchange, and also pays securities transaction tax (STT) in respect of such sale, then the gains realized are considered long-term capital gains. Such gains are exempt from tax under section 10(38) of the Indian Income Tax Act. If, on the other hand, a non-resident sells equity shares received upon conversion of ADS, which shares have been held for less than 12 months from the date of conversion, on a recognized stock exchange and pays STT in respect of such sale, then the gains realized are considered short-term capital gains. Such gains are taxable at the rate of 15%, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act.

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

For the purpose of computing capital gains tax on the sale of the equity shares the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the BSE or the NSE as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs. A non-resident holder’s holding period (for the purpose of determining the applicable Indian capital gains tax rate) in respect of equity shares received in exchange for ADSs commences on the date on which a request for redemption of the ADSs was made by the relevant Depositary to its custodian.

The provision of the Double Taxation Avoidance Agreement (DTAA) entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. The India-U.S. income tax treaty does not limit India’s ability to tax capital gains.

Tax Deduction at Source

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act. However, as per the provisions of Section 195 of the Indian Income Tax Act, any income by way of capital gains payable to non-residents (other than long-term capital gains exempt under section 10(38) of the Indian Income Tax Act) may be subject to withholding of tax at the rate under Indian Income Tax Act or the DTAA, whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India as per section 90(4) of the Indian Income Tax Act, and such other documents as may be prescribed as per the provision of section 90(5) of the Indian Income Tax Act, to get the benefit of the applicable DTAA. The withholding tax rates are subject to the recipients of income furnishing details, as may be prescribed, to the payer. Failure to provide such details will result in the applicable withholding tax rate being the higher of the rates in force or 20%, in accordance with section 206AA of the Indian Income Tax Act.

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

Pursuant to the Treasury Regulations applicable to foreign currency transactions, accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other taxable disposition of ADSs or equity shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the Internal Revenue Service (IRS). Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such foreign currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale, exchange or other taxable disposition of ADSs or equity shares.

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

Foreign Account Tax Compliance

Sections 1471 through 1474 of the Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of intergovernmental agreements with other jurisdictions with respect to FATCA (IGAs) which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.

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

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act, 1949 (Banking Regulation Act). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 2013, Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.

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

Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision, under the chairmanship of its Governor, with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and non-banking finance companies (NBFCs). This Board oversees the functioning of the Department of Banking Supervision, Department of Non-Banking Supervision and Financial Institutions Division of the RBI and gives directions relating to regulatory and supervisory issues. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Entry of new banks in the private sector

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: (i) promoters eligible to apply for banking licenses; (ii) corporate structure; (iii) minimum voting equity capital requirements for new banks; (iv) regulatory framework; (v) foreign shareholding cap; (vi) corporate governance; (vii) prudential norms; (viii) exposure norms; and (ix) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly-owned non-operative financial holding company (NOFHC), subject to compliance with certain specified criteria. Such a NOFHC is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. The RBI specified July 1, 2013 as the deadline for submission of applications for setting up new banks in the private sector, subsequent to which the RBI reviewed the applications and provided an in-principle approval to two applicants, IDFC Limited and Bandhan Financial Services Private Limited. The guidelines specify that the validity of an in-principle approval issued by RBI will be one year from the date of granting such approval, after which it will lapse automatically. In fiscal 2016, each of these entities commenced banking operations as IDFC Bank and Bandhan Bank, respectively.

In November 2014, RBI released guidelines on licensing of payment banks. The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labour workforce, low income households, small businesses, other unorganised sector entities and other users. Payment banks are allowed to accept deposits of up to Rs. 100,000. However, they are not allowed to undertake lending activities or issue credit cards. The foreign shareholding in payment banks would be as per the Foreign Direct Investment (FDI) policy for private sector banks, as amended from time to time. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payment banks.

In May 2016, the RBI released Draft Guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking licence) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. The RBI accepted comments on the draft guidelines until June 30, 2016. Final guidelines will be published and application invitations made upon completion of the comment process.

In May 2016, the RBI also issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)	In the case of individuals and non-financial entities (other than promoters / promoter group), 10% of the paid up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter / promoter group shareholding shall be as prescribed under the February 2013 guidelines i.e.15%.

(ii)	In the case of entities from the financial sector, other than regulated or diversified or listed, 15% of the paid-up capital.

(iii)	In the case of “regulated, well diversified, listed entities from the financial sector” shareholding by supranational institutions, public sector undertaking or government, up to 40% of the paid-up capital is permitted for both promoters / promoter group and non-promoters.

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

On April 7, 2014, the RBI introduced a new category of NBFCs called non-operative financial holding companies (NOFHC) and, accordingly, amended the Non-Banking Financial (Non-Deposit Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions define a NOFHC as a non-deposit taking NBFC which holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.

Under the Draft Guidelines for “on tap” Licensing of Universal Banks in the Private Sector release in May 2016, the RBI has made the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

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

The RBI also permits scheduled commercial banks to install off-site/mobile ATMs at centers/places identified by them, without the need to get permission from the RBI in each case. This, however, is subject to any direction which the RBI may issue, including for closure/shifting of any such off-site/mobile ATMs, wherever the RBI considers it necessary. Banks need to report full details of the off-site ATMs installed by them in terms of the above general permission as a part of the periodic reports submitted to the RBI.

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

In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013. The RBI has also issued master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) graded enhancement of the total capital requirement; (iv) introduction of capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of Common Equity Tier I (CET-I) capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-CET-I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity.

Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I (AT-I) and Tier II capital. Tier I capital, comprised of, among others, CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of paid-up equity capital and reserves consisting of any statutory reserves, free reserves and capital reserves. By its circular dated March 2016, the RBI has allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (AS) 11 as CET-I capital at a discount of 25%, subject to certain conditions. Further, the RBI has permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognised in the CET-I capital up to 10% of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.

AT-I capital is comprised of, among others, perpetual non-cumulative preference shares and debt capital instruments eligible for inclusion as AT-I capital. Regulatory adjustments/deductions such as equity investments in financial subsidiaries (in accordance with the directions of the RBI), intangible assets, deferred tax assets (in the manner and to the extent, specified by the RBI), gaps in provisioning and losses in the current period and those brought forward from the previous period are required to be deducted from CET-I capital in a phased manner. The regulatory adjustments would be fully deducted from CET-I only by March 31, 2017. During this transition period, the remainder not deducted from CET-I capital will continue to be subject to treatments given under Basel II capital adequacy framework.

Tier II capital consists of revaluation reserves at a discount of 55.0%, general provisions and loss reserves (allowed up to a maximum of 1.25% of the total credit risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares / redeemable cumulative preference shares and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum 5 years and should not contain clauses that permit step-ups or other incentives to redeem). In its circular dated March 1, 2016, the RBI has stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as CET-I capital. As of January 1, 2013, capital instruments which are not Basel III compliant (such as capital debt instruments with step-ups) are being phased-out in a gradual manner.

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

The RBI has prescribed a matrix of risk weights varying from 35% to 75% for individual housing loans based on the size of the loan and the loan-to-value ratios. Consumer credit and advances that are included in our capital market exposure carry a risk weight of 125.0% or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150.0%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The Basel Committee on Banking Supervision (BCBS) has set this percentage at 15% which has been followed by the RBI.

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

Domestic Systemically Important Banks

In July 2014, the RBI released a framework for dealing with domestic systemically important banks (D-SIBs). The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs every year in August. Banks identified as systemically important based on their size, inter-connectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional CET-I capital ranging from 0.2% to 0.8% of risk-weighted assets (RWAs). D-SIBs may implement the increased capital requirement in a phased manner from April 2016 to April 2019. In August 2015, the RBI released the first list of D-SIBs, comprising two banks. Our Bank was not classified as a domestic systemically important bank by RBI in August 2015. Accordingly, these banks are required to maintain additional CET-I capital as a percentage of RWAs.

Countercyclical Capital Buffer

In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (CCCB). The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0 to 2.5% of total risk weighted assets of the banks, (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period, and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. In its first bi-monthly monetary policy statement for fiscal 2017, the RBI stated that, following the review and empirical testing of CCCB indicators, it was not necessary to activate the CCCB regime at that point in time. There has been no additional guidance as to when the RBI expects to announce the implementation of the CCCB regime.

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

The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (NPA). A NPA is a loan or an advance where;

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

Banks should classify an account as a NPA only if the interest imposed during any quarter is not fully repaid within ninety days from the end of the relevant quarter.

“Overdue”

Any amount due to the bank under any credit facility is “overdue” if it is not paid on the due date fixed by the bank.

“Out-of-Order” Status

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days. In circumstances where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but (i) there are no credits continuously for a period of 90 days as of the date of the balance sheet of the bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

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

Distressed assets in Indian Economy

In February 2014, the RBI introduced a framework for Revitalizing Distressed Assets in the Economy, which outlines a corrective action plan to incentivize early identification of problem prone customers, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. These guidelines are applicable to all scheduled commercial banks, term-lending institutions and refinancing institutions (herein after “lenders”) and require these institutions to identify standard accounts showing signs of stress. Such accounts are to be categorized into different levels of Special Mention Accounts (SMA) based on the overdue vintage and signs of incipient stress. In February 2014, the RBI set up a Central Repository of Information on Large Credits (CRILC) to collect, store and disseminate credit related information to lenders. Lenders are required to report credit information, including the classification of an account as an SMA to the CRILC in relation to borrowers having aggregate fund-based and non-fund-based exposure of Rs.50 million and above. Failure to report the SMA status of accounts to CRILC could lead to supervisory actions by the RBI, such as accelerated provisioning on NPAs. In relation to accounts with a specified SMA category, where lenders collectively have an exposure to that borrower in excess of specified amounts, banks are required to form a Joint Lenders’ Forum (JLF) in order to explore various options to resolve the stress in the account and set right the irregularities/weaknesses in the account. The JLF may also decide the recovery process from among the various legal options available, subject to the consent of such majority of the lenders as required under the applicable laws.

Accelerated provisioning requirements are also applicable as a penalty for certain actions or inactions, including the following:

•	banks that fail to report SMA status of the accounts to CRILC or resort to methods with the intent to conceal the actual status of the accounts or evergreen the account; lenders who have agreed to the restructuring decision under the corrective action plan (CAP) by the JLF and who are signatories to the intercreditor agreement and the debtor creditor agreement, but change their stance later on or delay or refuse to implement the package; and lenders who fail to convene the JLF or fail to agree upon a common CAP within the stipulated time frame.

In its circular dated September 24, 2015, the RBI directed that the CAP decided by the JLF will be placed before an Empowered Group (EG) of lenders, which will be tasked to approve the rectification/restructuring packages under CAPs. The JLF-EG shall have the following composition:

•	a representative from each of State Bank of India (SBI) and ICICI Bank as standing members;

•	a representative from each of the top three lenders to the borrower. However, if either SBI or ICICI Bank is or both are among the top three lenders to the borrower, then a representative from the fourth largest lender or a representative from each of the fourth and the fifth largest lenders, as the case may be; and

•	a representative from each of the two largest banks in terms of advances and which do not have any exposure to the borrower.

The RBI further stated that participation in the JLF-EG shall not be less than the rank of an executive director in a public sector bank or equivalent.

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

Strategic Debt Restructuring mechanism

In June 2015, the RBI introduced the Strategic Debt Restructuring (SDR) mechanism. The SDR allows the banks to initiate a change of ownership for accounts which fail to achieve the projected viability milestones as per the restructuring package. The banks, at their discretion, can undertake a SDR of the borrowers by converting loan dues to equity shares, subject to certain conditions. The banks can classify the account under SDR as “standard”, without extra provisions or writedowns, for 18 months, within which the banks are required to find a buyer for their equity stake. If banks fail to find a buyer or a promoter within 18 months, all regulatory relaxations provided to the banks cease to exist.

Sustainable Structuring of Stressed Assets

In June 2016, the RBI introduced a scheme for sustainable structuring of stressed assets (S4A). This scheme provides an optional framework for the resolution of large borrowal accounts. The scheme requires the lenders to categorise the dues into Part A (debt that can be serviced from existing operations) and Part B (the difference between aggregate current outstanding debt and Part A). While the lenders are not allowed to give any extension of repayment for debt under Part A, the debt categorized as Part B can be converted into equity shares or redeemable cumulative optionally convertible preference shares, subject to certain conditions prescribed by the RBI. The scheme also provides that the resolution plan will be prepared by credible professional agencies engaged by the lenders and an overseeing committee, set up by the Indian Banks Association in consultation with the RBI, will independently review the processes involved in preparing the resolution plan.

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

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

Banks are required to make general provisions for standard assets for the funded outstanding on a global portfolio basis. The provisioning requirement for housing loans at teaser rates is 2.00% and will reduce to 0.40% after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard. In November 2012, the RBI increased the provisioning requirement for restructured standard assets from 2.00% to 2.75%. In May 2013, the RBI increased the provisioning requirement for all types of accounts restructured to 5.00% with effect from June 1, 2013. For the stock of restructured standard accounts as of May 31, 2013, this increase was required to be implemented in a phased manner by March 31, 2016. The provisioning requirements for other loans range from 0.25% to 1.00% on the outstanding loans based on the type of exposure. Derivative exposures, such as credit exposures computed as per the current marked to market value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold are subject to the same provisioning requirement applicable to the loan assets in the standard category of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.

In February 2014, the RBI directed banks to form a JLF if the aggregate exposure (AE) of both fund-based and non-fund based facilities taken together of lenders in an account is Rs. 1,000 million and above and the account is reported by any of the lenders to CRILC as special mention account-2 (SMA-2). If the lenders fail to convene the JLF or fail to agree upon a common CAP within the stipulated time frame, the account will be subjected to accelerated provisioning of 5% if the account is classified as a standard asset in the accounts of the lenders. In October 2014, the RBI decided that accelerated provisioning will be applicable only to the lead bank having responsibility to convene the JLF and not to all the lenders in the consortium or multiple banking arrangement. In case the lead bank fails to convene the JLF, the bank with the second largest aggregate exposure shall convene the JLF.

The RBI has also introduced incremental provisioning requirements with effect from April 1, 2014 for banks’ exposures to entities with unhedged foreign currency exposure. Banks are required to collect specific information from its customers and assess the extent to which a customer is exposed to unhedged foreign currency on account of volatility in the exchange rate of the rupee vis-à-vis foreign currencies and calculate the incremental provisions based on the methodology prescribed by the RBI.

Sub-Standard Assets

A general provision of 15.0% on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India (ECGC) guarantee cover and securities available. The unsecured exposures which are identified as sub-standard are subject to an additional provision of 10.0%, i.e. a total of 25.0% on the outstanding balance. However, unsecured loans classified as sub-standard in relation to infrastructure lending, where certain safeguards such as escrow accounts are available, are subject to an additional provision of only 5.0% (i.e. a total of 20.0% on the outstanding balance).

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

Floating Provisions

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. The RBI has permitted banks to utilize a prescribed percentage of the floating provisions held by them for making specific loan loss allowances for impaired accounts under extraordinary circumstances. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25% of credit RWAs.

Provisioning Coverage Ratio

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has also issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a NPA. A bank could also sell a standard asset only if (i) the asset is under consortium or multiple banking arrangement; (ii) at least 75.0% by value of the of the asset is classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale of the asset to a securitization company or a reconstruction company. The banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0%, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Guidelines on Sale and Purchase of Non-Performing Assets (NPAs) among Banks, Financial Institutions and Non-banking Financial Institutions

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, in July 2005, the RBI issued guidelines for the purchase and sale of NPAs among banks, financial institutions and NBFCs. In terms of these guidelines, banks’ boards are required to establish policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller, on a cash basis, with the entire consideration being paid up-front, and after the sale there should not be any known liability devolving on the seller. Previously, an asset needed to be classified by the seller as non-performing for at least two years to be eligible for sale and the purchasing bank needed to have held the NPA in its books for at least 15 months before it could sell the asset to another bank.

In February 2014, the RBI issued guidelines wherein the requirement of a minimum holding period of two years by the seller in relation to sale transactions with other banks, financial institutions and NBFCs, was removed. These guidelines reduce the purchasing bank’s holding period requirement to 12 months before it can sell the asset to another bank, financial institution or NBFC. In accordance with these RBI guidelines, the asset cannot be sold back to the original seller.

Further, to incentivize the early sale of NPAs to securitization companies and/or reconstruction companies, banks are allowed to spread over any shortfall, if the sale value is lower than the net book value, over a period of two years for NPAs sold up to March 31, 2016. In its circular of June 2016, the RBI has further extended the dispensation of amortizing the shortfall on the sale of NPAs to securitization companies and reconstruction companies to March 31, 2017. However, in respect of NPAs sold during the period from April 1, 2016 to March 31, 2017, banks may amortize the shortfall over a period of only four quarters from the quarter in which the sale took place.

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

Certain regulatory standards for capital adequacy, valuation, profit and loss on sale of assets, income recognition and provisioning, accounting treatment for securitization transactions and disclosure standards have been prescribed. The guidelines are applicable for originators and have prescribed provisions for service providers like: credit enhancers, liquidity support providers and underwriters and investors. Quarterly reporting to the audit sub-committee of the board of directors by originating banks of the securitization transactions has also been prescribed. Apart from banks, these guidelines are also applicable to financial institutions and NBFCs.

In May 2012, the RBI revised the guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance sheet standard assets except those expressly disallowed in the guidelines are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e. the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas branches of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been established to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines will be assigned very high risk weights under capital adequacy norms. The guidelines on transfer of assets through securitization and direct assignment of cash flows do not apply to:

•	transfer of loan accounts of borrowers by a bank to other bank/financial institutions/NBFCs and vice versa, at the request/instance of borrower;

•	inter-bank participations;

•	trading in bonds;

•	sale of entire portfolio of assets consequent upon a decision to exit the line of business completely (which should have the approval of the board of directors of the bank);

•	consortium and syndication arrangements and arrangement under corporate debt restructuring mechanism; and

•	any other arrangement/transactions, specifically exempted by the RBI.

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

In the context of granting greater functional autonomy to banks, effective October 18, 1994, the RBI decided to remove restrictions on the lending rates of scheduled commercial banks for credit limits of over Rs. 0.2 million. Banks were given the freedom to fix the lending rates for such credit limits subject to the Benchmark Prime Lending Rate (BPLR) and spread guidelines. The BPLR system, however, fell short of its original objective of bringing transparency to lending rates. This was mainly because under the BPLR system, banks could lend below BPLR. Banks consequently were advised by the RBI to switch over to the system of Base Rate with effect from July 1, 2010. The base rate system was aimed at enhancing transparency in lending rates of banks and enabling better assessment of transmission of the monetary policy. The Base Rate included all elements of the lending rates that were common across all categories of borrowers. Banks were allowed to choose any benchmark to arrive at their Base Rate for a specific tenor that could be disclosed. For loans sanctioned up to June 30, 2010, the BPLR was applicable. However, for loans sanctioned up to June 30, 2010 but renewed from July 1, 2010, the Base Rate was applicable.

In December 2015, the RBI issued revised guidelines on computing interest rates on advances based on the marginal cost of funds. The revised guidelines were issued with a view to improving the transmission of policy rates into bank lending rates, improving transparency in the methodology followed by banks for determining interest rates on advances, and ensuring the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The guidelines came into effect from April 1, 2016. Pursuant to the revised guidelines, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 will be priced with reference to the Marginal Cost of Funds based Lending Rate (MCLR). Actual lending rates will be determined by adding the components of spread to the MCLR. Banks will review and publish their MCLR of different maturities every month on a pre-announced date. The guidelines provide that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over 3 years and loans linked to a market determined external benchmark, are exempt from provisions of MCLR. The existing borrowers will have the option to move to MCLR-linked loan at mutually acceptable terms.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector are set forth in the RBI guidelines on Priority Sector Lending—Targets and Classification. The priority sector is broadly comprised of agriculture, micro and small enterprises (MSEs), education, housing, export credit and others subject to certain limits. The guidelines take into account the revised definition of MSEs as per the Micro, Small and Medium Enterprises Development Act, 2006. In its circular dated April 23, 2015 (April 2015 Circular), the RBI made revisions to these guidelines to incorporate medium enterprises, social infrastructure and renewable energy into the existing categories of the priority sector.

The priority sector lending targets are linked to the adjusted net bank credit (ANBC) or the credit equivalent amount of off-balance sheet exposures (CEOBE), whichever is higher, as on the corresponding date of the previous year. Domestic banks are required to achieve total priority sector lending equivalent to 40.0% of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher. Previously, the RBI distinguished between the direct and indirect lending to the agriculture sector for calculating priority sector lending targets and while indirect lending to the agriculture sector in excess of 4.5% of ANBC or CEOBE, whichever is higher, was not taken into consideration for computing performance under the 18.0% target, all agricultural advances under the categories ‘direct’ and ‘indirect’ were taken into consideration in computing performance under the overall priority sector target of 40.0%. Advances to weaker sections are required to be 10.0% of ANBC or CEOBE, whichever is higher. In its circular dated July 16, 2015 (July 2015 Circular), the RBI has stated that the target for direct lending to small and marginal farmers should be increased to 7.0% for fiscal 2016 and to 8.0% for fiscal 2017. Banks have also been directed to ensure that their overall direct lending to non-corporate farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year, the current percentage being 11.57%). The RBI further reiterated that the banks should continue to undertake all efforts to reach the level of 13.5% of direct lending to the beneficiaries who earlier constituted the direct agriculture sector. The target for micro enterprises is set at 7.0% for fiscal 2016 and 7.5% for fiscal 2017.

Pursuant to the RBI’s April 2015 Circular, loans to individuals up to Rs. 2.8 million in metropolitan centres (with population of 1 million and above) and loans up to Rs. 2.0 million in other centers for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan center and at other centers does not exceed Rs. 3.5 million and Rs. 2.5 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes including vocational courses up to Rs. 1.0 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of priority sector are eligible for classification under the priority sector only if certain criteria are fulfilled.

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

Pursuant to the RBI’s April 2015 Circular, banks are required to ensure compliance with priority sector lending targets on a quarterly basis, rather than on an annual basis. Domestic scheduled commercial banks having a shortfall in lending to priority sector targets, agriculture targets and weaker section targets are allocated amounts for contribution to the Rural Infrastructure Development Fund established with the National Bank for Agriculture and Rural Development or funds with other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contributions to these schemes and periods of deposits, among other things, are fixed by the RBI from time to time. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by the RBI when granting regulatory clearances and approvals for various purposes. The shortfall in achieving priority sector targets in fiscal 2016 will be assessed based on the position as of March 31, 2016. For fiscal 2017 onwards, the achievement will be assessed at the end of financial year based on the average of priority sector targets achievement as at the end of each quarter.

Foreign banks having 20 or more branches in India will be brought on par with domestic banks for priority sector targets in a phased manner over a maximum period of five years commencing on April 1, 2013 and will have a priority sector lending target of 40.0% of ANBC. The April 2015 Circular requires foreign banks with less than 20 branches to achieve a total priority sector lending target of 40.0% of ANBC or CEOBE, whichever is higher, on par with other banks by fiscal 2020. Previously, foreign banks having less than 20 branches in India continued to have an overall target of 32.0% of ANBC.

In order to enable banks to achieve the priority sector lending target and sub-targets, the RBI, in its circular dated April 7, 2016, has introduced the Priority Sector Lending Certificates (PSLC) Scheme. The scheme permits banks to purchase PSLCs in the event of a shortfall from those banks that have achieved a surplus in their priority sector lending targets. There are four kinds of PSLCs:

i)	PSLC Agriculture: counting for achievement towards the total agriculture lending target;

ii)	PSLC SF/MF: counting for achievement towards the sub-target for lending to small and marginal farmers;

iii)	PSLC Micro Enterprises: counting for achievement towards the sub target for lending to micro enterprises; and

iv)	PSLC General: counting for achievement towards the overall priority sector target.

Export Credit

The RBI also requires banks to make loans to exporters. We provide export credit for pre-shipment and post-shipment requirements of exporters in rupees as well as foreign currencies. With effect from April 1, 2015 incremental export credit extended by domestic banks over the corresponding date of the preceding year, up to 2% of ANBC or CEOBE, whichever is higher, subject to a limit of Rs. 25 crore per borrower, to units having turnover of up to Rs.100 crore, shall be classified as priority sector lending. A similar limit is applicable to foreign banks with 20 or more branches in India with effect from April 1, 2017. Until March 31, 2017, foreign banks with 20 or more branches are allowed to count a certain percentage of their export credit limit as priority sector lending. Foreign banks with less than 20 branches are allowed to classify up to 32% of ANBC or CEOBE, whichever is higher, as priority sector lending. The interest rates applicable for all tenors of rupee-denominated export credit advances are required to be at or above Base Rate. As per RBI directions, the Base Rate system has been replaced by the MCLR and all rupee loans and credit limits sanctioned or renewed with effect from April 1, 2016 are required to be priced with reference to the MCLR. Existing loans and credit limits may remain linked to the Base Rate until repayment or renewal. With effect from May 5, 2012, the RBI has deregulated the interest rates on export credit in foreign currencies and has permitted banks to determine their own interest rates in respect thereof.

Lending to Infrastructure Sector and Affordable Housing Sector

In order to allow banks to provide long-term funds for project loans to the infrastructure sector and the affordable housing sector, the RBI, in July 2014, issued guidelines for the issuance of long-term bonds by banks for financing infrastructure sector loans and lending to the affordable housing sector. Under these guidelines, banks are permitted to issue long-term fully-paid, redeemable and unsecured bonds with a minimum maturity of seven years to enable lending to long-term projects in certain specified infrastructure sub-sectors and the affordable housing sector as prescribed in the guidelines. To encourage lending to these sectors, these long-term bonds are not subject to cash reserve ratio (CRR) or statutory liquidity ratio (SLR) requirements. These bonds are also not included in the computation of ANBC for the purposes of priority sector lending targets subject to the guidelines. However, any infrastructure or affordable housing loans acquired from other banks and financial institutions (such as those that could be involved in a business combination with the Bank) will require the prior approval of the RBI to avail these regulatory incentives.

In July 2014, the RBI also issued clarifications and guidelines to provide for flexible structuring and refinancing of long-term project loans to infrastructure and core industries sectors.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoiding the concentration of credit risks, the RBI has advised banks to fix limits on their exposure to specific industries and sectors and has prescribed regulatory limits on banks’ exposures to individual borrowers and borrower groups. In addition, banks are also required to observe certain statutory and regulatory exposure limits in respect of advances against or investments in shares, convertible debentures or bonds, units of equity-oriented mutual funds and all exposures to venture capital funds (VCFs).

The RBI limits exposure to individual borrowers to not more than 15.0% of the capital funds of a bank and limits exposure to a borrower group to not more than 40.0% of the capital funds of a bank. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards and as per the published accounts as of March 31 of the previous year. The infusion of Tier I or Tier II capital, either through domestic or overseas issuances, after the published balance sheet date is also eligible for inclusion in the capital funds for determining the exposure ceiling. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0% of capital funds is allowed in respect of individual borrowers and up to 10.0% in respect of group borrowers. Banks may, in exceptional circumstances and with the approval of their boards, consider increasing their exposure to an individual borrower or a borrower group by a further 5.0% of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0% of capital funds in respect of a bank’s exposure to oil companies to which specified oil bonds have been issued by the Government of India. Banks need to make appropriate disclosures in their annual financial statements in respect of exposures where they have exceeded the prudential exposure limits during the year.

Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (AFC), or NBFC-Infrastructure Finance Company (IFC) should not exceed 10%, 15% and 15%, respectively, of a bank’s capital funds. A bank may, however, assume exposures on a single NBFC, NBFC-AFC, or NBFC-IFC up to 15%, 20% and 20%, respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% (referred to above) is on account of funds that the NBFC, NBFC-AFC, or NBFC-IFC has lent out to the infrastructure sector. Further, all banks may consider fixing internal limits for their aggregate exposure to all NBFCs combined.

Exposure includes credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). The sanctioned limits or outstandings, whichever is higher, would be included when arriving at the exposure limit. However, in the case of fully-drawn term loans, where there is no scope for re-drawing of any portion of the sanctioned limit, banks may consider the outstanding as the exposure. For the purpose of exposure norms, banks shall compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the Current Exposure Method. While computing credit exposures, banks may exclude “sold options”, provided that the entire premium or fee or any other form of income is received or realized.

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

The following exposures are subject to the ceiling:

•	direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the fund assets of which are not exclusively invested in corporate debt;

•	advances against shares/bonds/debentures or other securities or advances without security to individuals for investment in shares (including in primary offerings and employee stock option plans), convertible bonds, convertible debentures and units of equity-oriented mutual funds;

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security;

•	advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity oriented mutual funds, i.e., where the primary security other than shares or convertible bonds or convertible debentures or units of equity oriented mutual funds does not fully secure the advances;

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to companies against the security of shares/bonds/debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•	underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds;

•	financing to stockbrokers for margin trading;

•	all exposure to venture capital funds (both registered and unregistered); and

•	irrevocable payment commitments issued by custodian banks in favour of stock exchanges.

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

Limits on intra group transactions and exposures

In February 2014, the RBI issued guidelines on the management of intra-group transactions and exposures which have been in effect since October 1, 2014. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (ITEs) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Effective October 2014, a bank’s exposure to a non-financial or unregulated financial services entity in its group will be capped at 5% of its paid-in capital and reserves and its exposure to a regulated financial services company in its group will be capped at 10% of its paid-in capital and reserves. In the event a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, that bank was required to bring the exposure within the limits by no later than March 31, 2016. Any exposure beyond the permissible limits subsequent to March 31, 2016 will be deducted from CET- 1 capital of the bank.

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0% of its net worth as of March 31 of the previous year. A bank’s aggregate investment in subordinated bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted to up to 10.0% of the investing bank’s capital funds (Tier I plus Tier II capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status are either risk weighted or deducted from the investee bank’s capital, for capital adequacy purposes, depending upon the extent of investment as prescribed by the RBI under the Basel III capital regulations.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (non-SLR) securities, and in particular the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0% of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0% by an additional 10.0%, provided the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies or reconstruction companies set up under the SARFAESI Act and registered with the RBI. Investments in security receipts issued by securitization companies or reconstruction companies registered with the RBI, investments in asset-backed securities and mortgage-backed securities, which are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity. Banks are not permitted to invest in unrated non-SLR securities except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10% for unlisted non-SLR securities.

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

Non-Performing Investments

The RBI has defined non-performing investments as those where principal or interest is unpaid for more than 90 days including preference shares where a fixed dividend is not paid or declared. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested will also render those equity shares non-performing investments. If any credit facility availed of by the issuer is a NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as a Non-Performing Investment (NPI) and vice versa. However, if only preference shares have been classified as a NPI, the investment in any of the other performing securities issued by the same issuer may not be classified as a NPI and any performing credit given to that borrower need not be treated as a NPA.

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

Limit on Transactions through Individual Brokers

Guidelines issued by the RBI require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The RBI specifies that not more than 5.0% of the total transactions through empanelled brokers can be transacted through one broker during a year. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should be informed on a half-yearly basis of such occurrences. These guidelines are not applicable to banks’ dealings through Primary Dealers.

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

Depreciation or appreciation for each basket within the available for sale categories is aggregated. While net depreciation is provided for, net appreciation in each basket, if any, is not recognized except to the extent of depreciation already provided.

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

In September 2014, scheduled commercial banks and primary dealers or bond houses were permitted to execute the sale leg of short sale transactions in relation to government securities in the over the counter market. In its circular dated October 29, 2015, the RBI has allowed custodians and banks to short-sell in the government bond market with primary members or individual bank customers, who invest through lenders.

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

Previously, banks were required to pay interest of 4.0% per annum on domestic savings deposits, rupee-denominated Non-Resident (External) Accounts Scheme and Ordinary Non-Resident Scheme savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted to pay an additional interest of 1.0% over the interest payable on deposits from the public.

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

FCNR (B) Deposits

The RBI has granted general permission to non-resident Indians and Persons of Indian Origin (PIOs) to open Foreign Currency Non-resident (Bank) (FCNR(B)) accounts with authorized Indian banks. These FCNR(B) accounts can be funded by (i) interest accruing on the account (ii) interest on investment, (iii) maturity proceeds if such investments were made from the relevant FCNR(B) account, (iv) transferring funds from other NRE/FCNR(B) accounts , or (v) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities, subject to certain terms and conditions.

As an accelerated measure to increase foreign currency flows into the country, the RBI had, in September 2013, introduced a U.S. dollar-rupee swap window for fresh FCNR(B) dollar funds, mobilized for a minimum tenor of three years and over. Under the swap arrangement, a bank could sell U.S. dollars in multiples of US$ 1 million to RBI and simultaneously agree to buy the same amount of U.S. dollars at the end of the swap period. The swap was undertaken at a fixed rate of 3.5% per annum. The swap window was open till November 30, 2013.

In August 2013, the RBI exempted the FCNR(B)/NRE deposits raised by banks during a specified period having maturity of three years and above from maintenance of CRR and SLR. The RBI also permitted exclusion of loans made in India against these FCNR(B)/NRE deposits from the ANBC computation for priority sector lending targets. The exemption granted on incremental FCNR(B)/NRE deposits from maintenance of CRR/SLR was withdrawn with effect from fortnight beginning March 8, 2014.

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

Banks have been advised to ensure that a proper policy framework on Know Your Customer (KYC) and Anti-Money Laundering (AML) measures duly approved by the board of directors or regulated entities (as specified in the guidelines) or any committee of the board of directors, is formulated and implemented. This framework is required to, inter alia, include procedures/process in relation to (a) customer acceptance policy; (b) customer identification procedures; (c) monitoring of transactions; and (d) risk management.

RBI guidelines require that a profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity. Prevention of Money Laundering Rules, 2005 require every banking company, and financial institution, as the case may be, to identify the beneficial owner and take all reasonable steps to verify his identity. The term “beneficial owner” has been defined as the natural person who ultimately owns or controls a client and/or the person on whose behalf the transaction is being conducted, including a person who exercises ultimate effective control over a judicial person. The procedure for identification of the beneficial owner has been specified by the Government of India in the Prevention of Money Laundering Rules, 2005 and the regulations prescribed by the RBI from time to time.

The KYC procedures for opening accounts have been simplified for “small accounts” in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A ‘small account’ is defined as a savings account in a banking company where (i) the aggregate of all credits in a financial year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million.

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

In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act, 2002 (PML Act) which came into effect from July 1, 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the Know Your Customer Directions, 2016, issued by the RBI.

The PML Act and the rules made thereunder require that banking companies, financial institutions and intermediaries (together, Institutions) to maintain a comprehensive record of all their transactions, including the nature and value of each transaction. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, who is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

Banks are advised to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, identification of the transactions carried out in these accounts and suitable reporting to the Director, Financial Intelligence Unit (India) (FIU). Banks are required to report to the FIU:

(a)	all cash transactions with a value of more than Rs. 1 million or an equivalent in foreign currency;

(b)	all series of cash transactions integrally connected to each other which have been valued below Rs. 1 million or an equivalent in foreign currency where such series of transactions have taken place within a month and the aggregate value of such transactions exceeds Rs. 1 million;

(c)	all transactions involving receipts by non-profit organizations with a value of more than Rs. 1 million or an equivalent in foreign currency;

(d)	all cash transactions where forged or counterfeit currency notes or bank notes have been used and where any forgery of a valuable security or a document has taken place facilitating the transaction; and

(e)	all other suspicious transactions whether or not made in cash and by such other ways as mentioned in the Rules.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act, 1934 and the Banking Regulation Act during fiscal 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (Amendment) Act, 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on CRR and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

(a)	liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act, 1934;

(b)	credit balances in Asian Clearing Union (US$) Accounts; and

(c)	demand and time liabilities in respect of the banks Offshore Banking Units.

The CRR requirement as of March 31, 2016 was 4.0% of the prescribed net demand and time liabilities of the bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0% with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0% of the requirement to 95.0%. In April 2016, the RBI further reduced this requirement to 90%, with effect from the fortnight beginning April 16, 2016.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and is currently 21.0%. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

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

The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate banks in India to evaluate interest rate risk using both methods, i.e. Traditional Gap Analysis (TGA) and Duration Gap Analysis (DGA). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

Further, RBI guidelines on stress testing issued in 2007 has reinforced stress testing as an integral part of a bank’s risk management process, the results of which are used to evaluate the potential vulnerability to some unlikely but plausible events or movements in financial variables that affect both interest rate risk and liquidity risk in the bank. In December 2013, the RBI specified the minimum level of stress testing to be carried out by all banks.

In November 2012, the RBI issued enhanced guidelines on liquidity risk management by banks. These guidelines consolidate various instructions on liquidity risk management that the RBI had issued from time to time, and where appropriate, harmonize and enhance these instructions in line with the principles for sound liquidity risk management and supervision issued by the BCBS. The RBI’s guidelines require banks to establish a sound process for identifying, measuring, monitoring and controlling liquidity risk, including a robust framework for comprehensively projecting cash flows arising from assets, liabilities and off-balance sheet items over an appropriate time horizon. The key items covered under these guidelines include: (i) governance of liquidity risk management including liquidity risk management policy, strategies and practices and liquidity risk tolerance; (ii) management of liquidity risk, including identification, measurement and monitoring of liquidity risk; (iii) collateral position management; (iv) intra-day liquidity position management; and (v) stress testing.

In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (LCR), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the ‘Basel III: The Liquidity Coverage Ratio’ and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets which could be converted into cash to meet its liquidity needs for a 30 calendar day time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100% is being implemented in a phased manner over a period of four years, with a minimum requirement of 60% effective January 1, 2015.

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

Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act, 1999 (Foreign Exchange Management Act). As an authorized dealer, we are, as required, enrolled as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to the foreign exchange business in India.

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

Cyber Security Frameworks in Banks

In its circular dated June 2, 2016, the RBI has directed banks to formulate a cyber security policy duly approved by their board of directors to combat cyber threats. This policy will be distinct from banks’ broader information technology policy and is required to be implemented by September 30, 2016.

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

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0% to 26.0% in a phased manner. The RBI has issued the Ownership in Private Sector Banks, Directions, 2016, which state that the voting rights in private sector banks shall be limited to the level notified by the RBI from time to time and that the current ceiling on voting rights is 15%.

Restriction on Transfer of Shares

RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0% or more of its total paid-up capital.

Regulatory Reporting and Examination Procedures

The RBI is empowered under the Banking Regulation Act to inspect the books of accounts and the other operations of a bank. The RBI monitors prudential parameters at regular intervals. The findings of these inspections are provided to banks, which are required to comply with the actions recommended in order to correct any discrepancies in their operations as contained in the inspection findings within a stipulated time frame. Further, banks are required to keep the inspection report confidential as per the instructions issued by the RBI. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:

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

The existing supervisory framework has been modified towards establishing a risk based supervision framework which envisages continuous monitoring of banks through robust offsite reports to the RBI coupled with need-based on-site inspection. We have been subject to supervision under this framework with effect from fiscal 2014.

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

Further, in this regard, the FIU, in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions. We have filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. The hearing of the appeal is in progress. Pursuant to the directions of the appellate tribunal, the Bank has created a fixed deposit of Rs. 2.6 million in favor of FIU.

During fiscal 2014, the RBI carried out a scrutiny of a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. The RBI issued show cause notices to these banks in March 2014. Based on its assessment, the RBI, in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us, which has been paid, was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on Lending under Consortium Arrangement/Multiple Banking Arrangements.

In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI has imposed a penalty of Rs. 20 million on us, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC/AML guidelines in this respect. We have implemented a comprehensive corrective action plan, to strengthen our internal control mechanisms so as to ensure that such incidents do not recur. See “Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.”

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

Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0% of its paid-up capital and reserves. Investments by banks in companies which are not its subsidiaries and are not financial services companies would be subject to a limit of 10% of the investee company’s paid up share capital or 10% of the bank’s paid up share capital and reserves, whichever is less. Any investment above this limit will be subject to the RBI approval except as provided otherwise. Equity investments in any non-financial services company held by (a) a bank; (b) bank’s subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and (c) mutual funds managed by Asset Management Companies controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid-up share capital. Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities together with equity investments in entities engaged in non-financial services activities should not exceed 20% of the bank’s paid-up share capital and reserves.

Guidelines for Merger/Amalgamation of Private Sector Banks

The RBI issued detailed guidelines in May 2005 on the merger or amalgamation of private sector banks and for the amalgamation of a NBFC with a banking company. The guidelines lay down the process for a merger proposal, the determination of swap ratios, disclosures, the stages at which the board of directors will get involved in the merger process and norms of buying and selling of shares by the promoters before and during the merger process.

In April 2016, the RBI issued the Reserve Bank of India (Amalgamation of Private Sector Banks) Directions, 2016. The new directions are substantially the same as the 2005 guidelines mentioned above.

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

Regulations and Guidelines of the SEBI

The Securities and Exchange Board of India (SEBI) was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with the SEBI the functions, responsibilities and the code of conduct applicable for each of these activities.

Foreign Ownership Restriction

Aggregate foreign investment from all sources, in a private sector bank is permitted up to 49% of the paid up capital under the automatic route. This limit can be increased up to 74% of the paid up capital with prior approval from the FIPB. Pursuant to a letter dated February 4, 2015, FIPB has approved foreign investment in the Bank up to 74% of its paid up capital. The approval is subject to order of the RBI in the compounding application filed by us in April 2010 for the change of foreign shareholding since April 2010. If we are subject to any unforeseen penalties or an unfavorable ruling by the RBI in connection with our compounding application, it could have an adverse effect on our results of operation and financial condition. As of March 31, 2016, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.70% of the paid up capital of the Bank.

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

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies (Special Provisions) Act, 1985 (SICA), Recovery of Debts Due to Banks and Financial Institutions Act, 1993 (DRT Act) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames have been fixed for speedy disposal of cases and no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The SICA provides for reference of “sick” industrial companies to the Board for Industrial and Financial Reconstruction (BIFR). Under the SICA, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003 (the SICA Repeal Act). However, pursuant to the SICA Repeal Act, which is due to come into force on a date to be notified by the central Government in the official gazette, the provisions of the Companies Act, 2013 or the Companies Act, 1956 (as applicable) will apply in relation to “sick” companies, under which the reference must be made to the National Company Law Tribunal, in place of the BIFR.

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

Banks, as creditors, will also benefit from the Insolvency and Bankruptcy Code, 2015 (Code), which was passed by the Rajya Sabha on May 11, 2016. The Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amends 11 laws, including the Companies Act, 2013, the SARFAESI Act and the Recovery of Debts Due to Banks and Financial Institutions Act, 1993. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor, or (ii) when the 180-day time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Code. The Code has not yet been notified.

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

In April 2014, the provisions of the Companies Act, 2013 regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M. S. Sahoo Committee, which had drafted a new scheme to regulate ADRs. On October 21, 2014, the Government notified the Depository Receipts Scheme 2014 (DR Scheme), which came into force on December 15, 2014. The relevant provisions of the Companies Act, 2013 and the DR Scheme will only apply to depository receipts (including ADSs) issued after April 1, 2014 and the date of the notification of the DR Scheme, respectively.

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

Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board (FIPB), to regulate all foreign direct investment into India. FIPB approval is required for foreign investment in some sectors, including petroleum, defense, public sector banks and asset reconstruction companies. In addition, the following foreign investments also require the prior permission of the FIPB:

•	foreign investments, including a transfer of shares, in excess of specified sectoral caps;

•	transfer of control and/or ownership (as a result of a share transfer and/or new share issuance) pursuant to an amalgamation, merger, or acquisition of an Indian company engaged in an activity having limitations on foreign ownership, currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity;

•	foreign investment of more than 24.0% in the equity capital of units manufacturing items reserved for micro and small enterprises;

•	foreign investments in a non-operating company which does not have any downstream investments for undertaking activities which are under Government route. Further, as and when such a company commences business or makes downstream investment, it will have to comply with the relevant sectoral conditions on entry route, conditionalities and caps;

•	foreign investments by an unincorporated entity; and

•	foreign investment by swap of shares.

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

Subject to certain exceptions, foreign direct investment (FDI) and investment by non-resident Indians in Indian companies does not require the prior approval of the FIPB or the RBI. The Government has previously indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. However, as mentioned above, pursuant to the FEMA Amendments the role of the RBI has been restricted to regulating capital account transactions relating to debt only. The effective date of the FEMA Amendments has not yet been notified. In cases where FIPB approval is obtained, no approval of the RBI is required. In both of the above cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

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

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. In relation to foreign investment in private sector banks in India, the guidelines state that the foreign investment limits and sub-limits and also computation of foreign investment in private sector banks shall be as specified in the FDI policy of the Government of India and the Foreign Exchange Management Act, and regulations made thereunder, as amended from time to time. As per consolidated FDI policy dated June 7, 2016 issued by the Government of India, the following restrictions are applicable to foreign ownership in the Bank:

•	Foreign investors may own up to 74.0% of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0% is permitted under the automatic route and FDI above 49.0% and up to 74.0% requires prior approval of the FIPB. It includes FDI, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors (FIIs), investments by foreign portfolio investors (FPIs) under the foreign portfolio investment scheme and also by non-resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents, except in the case of a wholly-owned subsidiary of a foreign bank.

•	An FII/FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FII/FPI below 10.0% of the capital of the Indian banking company. The aggregate limit for FII/FPI investment is limited to 24.0% of the capital of the Indian banking company. Subject to a resolution of the board of directors, a special resolution of the shareholders and prior notification to the RBI, this limit may be raised to 74.0% of the total paid-up capital of a private sector banking company. No single non-resident Indian may own more than 5.0% of the total paid-up capital of a private sector banking company and the aggregate limit cannot exceed 10.0% of the total paid-up capital. However, non-resident Indians holdings can be allowed up to 24.0% of the total paid-up capital provided the banking company passes a special resolution of the shareholders to that effect and gives prior notification to the RBI. In addition, overseas corporate bodies (i.e. entities in which non-resident Indians hold at least 60%) are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. The existing individual and aggregate investment limits for an FII or sub-account (being deemed FPIs) in the Bank is 10.0% and 74.0% of the total paid-up equity share capital of the Bank, respectively.

FPI Regulations

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 (FPI Regulations) have replaced the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (FII Regulations) and the regime for investments by qualified foreign investors (QFIs). The FPI Regulations were notified on January 7, 2014 and came into effect on June 1, 2014. In terms of the FPI Regulations, an FII who holds a valid certificate of registration from the SEBI shall be deemed to be a registered FPI until the expiry of the block of three years for which fees have been paid as per the FII Regulations. An FII shall not be eligible to invest as an FII after registering as an FPI under the FPI Regulations.

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

Under the FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (ODIs) only if such ODIs are issued (i) to persons that are regulated by an appropriate foreign regulatory authority; and (ii) after compliance with applicable ‘know your client’ norms. However, unregulated broad based funds, which are classified as Category II FPIs by virtue of their investment manager being appropriately regulated cannot issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Further, no Category III FPI can issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Any ODI issued under the FII Regulations before commencement of the FPI Regulations is deemed to have been issued under the FPI Regulations. On November 24, 2014, the SEBI issued a circular aligning the applicable eligibility and investment norms between the FPI regime and subscription through the ODI route. It has been clarified that an FPI can issue ODIs only to those subscribers who: (i) meet the eligibility criteria that are applicable to Category I FPI and Category II FPI under the FPI Regulations; and (ii) do not have ‘opaque structures’, as defined under the FPI Regulations. It has also been clarified that the investment restrictions applicable to FPIs under the FPI Regulations will apply to subscribers of ODIs as well. Existing ODI positions which are not in accordance with the SEBI circular dated November 24, 2014 may continue until the ODI contract expires.

In June 2016, the SEBI directed all the issuers of ODIs to identify and verify the beneficial owners in the subscriber entities who hold in excess of 25%, in the case of a company, and 15%, in the case of partnership firms, trusts and unincorporated bodies. ODI issuers are also required to identify and verify the person(s) who control the operations when no beneficial owner is identified based on the materiality threshold. Prescribed documents for verification of the ODI subscribers and the beneficial owners are required to be submitted by the ODI issuers, and the ODI issuers are also required to file suspicious transaction reports in relation to the ODIs issued by it, if any, with the Indian Financial Intelligence Unit. The new guidelines came into effect on July 1, 2016

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if a FII, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2016. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2016, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, KPMG, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

July 29, 2016

Report of Independent Registered Public Accounting Firm - Internal Controls over Financial

Reporting

The Board of Directors and Stockholders

HDFC Bank Limited

We have audited HDFC Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F for the year ended March 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the two year period ended March 31, 2016, and our report dated July 29, 2016, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

July 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

HDFC Bank Limited

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two year period ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two year period ended March 31, 2016 in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 29, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2016 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(y) to the consolidated financial statements.

/s/ KPMG

Mumbai, India

July 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

HDFC Bank Limited

Mumbai, India

We have audited the accompanying consolidated statement of income, statement of comprehensive income, shareholders’ equity and cash flows of HDFC Bank Limited and its subsidiaries (the “Bank”) for the year ended March 31, 2014. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of HDFC Bank Limited and its subsidiaries for the year ended March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Haskins & Sells LLP

Chartered Accountants

Mumbai, India

July 30, 2014

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2015		March 31, 2016		March 31, 2016
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	341,124.3	Rs.	377,671.7	US$	5,700.7
Term placements		169,989.5		148,899.8		2,247.5
Investments held for trading, at fair value		61,292.8		71,860.9		1,084.7
Investments available for sale, at fair value [includes restricted investments of Rs. 721,933.3 and Rs. 656,516.4 (US$ 9,909.7), as of March 31, 2015 and March 31, 2016, respectively]		1,504,412.8		1,878,684.4		28,357.5
Securities purchased under agreements to resell		1,592.6		1,019.9		15.4
Loans [net of allowance of Rs. 47,334.1 and Rs. 57,360.1 (US$ 865.8), as of March 31, 2015 and March 31, 2016, respectively]		3,896,115.0		4,935,474.3		74,497.7
Accrued interest receivable		45,705.0		58,276.4		879.6
Property and equipment, net		33,355.9		35,679.7		538.6
Intangible assets, net		12.0		5.0		0.1
Goodwill		74,937.9		74,937.9		1,131.1
Other assets		130,478.0		154,213.3		2,327.8

Total assets	Rs.	6,259,015.8	Rs.	7,736,723.3	US$	116,780.7

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	3,768,678.8	Rs.	4,575,414.5	US$	69,062.9
Non-interest-bearing deposits		733,032.0		882,445.8		13,319.9

Total deposits		4,501,710.8		5,457,860.3		82,382.8
Securities sold under repurchase agreements		50,000.0		306,060.0		4,619.8
Short-term borrowings		214,191.9		253,562.4		3,827.4
Accrued interest payable		32,689.5		41,184.3		621.6
Long-term debt		457,934.4		522,313.5		7,884.0
Accrued expenses and other liabilities		250,921.6		284,947.6		4,301.0

Total liabilities	Rs.	5,507,448.2	Rs.	6,865,928.1	US$	103,636.6

Commitments and contingencies (see note 27)
Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 2,750,000,000 shares; issued and outstanding 2,506,495,317 shares and 2,528,186,517 shares, as of March 31, 2015 and March 31, 2016, respectively	Rs.	5,013.0	Rs.	5,056.4	US$	76.3
Additional paid-in capital		387,486.1		412,264.5		6,222.9
Retained earnings		228,804.4		290,542.4		4,385.6
Statutory reserve		118,122.2		149,931.6		2,263.1
Accumulated other comprehensive income (loss)		10,826.4		11,515.3		173.8

Total HDFC Bank Limited shareholders’ equity		750,252.1		869,310.2		13,121.7
Noncontrolling interest in subsidiaries		1,315.5		1,485.0		22.4

Total shareholders’ equity		751,567.6		870,795.2		13,144.1

Total liabilities and shareholders’ equity	Rs.	6,259,015.8	Rs.	7,736,723.3	US$	116,780.7

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2014		2015		2016		2016
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	326,755.3	Rs.	388,264.7	Rs.	470,818.5	US$	7,106.7
Trading securities		5,883.4		5,123.4		5,659.9		85.4
Available for sale securities		77,497.1		94,129.1		136,062.4		2,053.8
Other		12,075.5		13,270.0		12,887.8		194.5

Total interest and dividend revenue		422,211.3		500,787.2		625,428.6		9,440.4

Interest expense:
Deposits		187,574.7		227,321.9		283,764.7		4,283.2
Short-term borrowings		18,075.0		6,944.6		16,265.2		245.5
Long-term debt		23,976.6		29,948.0		32,811.0		495.3
Other		12.9		396.4		226.2		3.4

Total interest expense		229,639.2		264,610.9		333,067.1		5,027.4

Net interest revenue		192,572.1		236,176.3		292,361.5		4,413.0
Provision for credit losses		17,428.1		17,000.2		21,531.3		325.0

Net interest revenue after provision for credit losses		175,144.0		219,176.1		270,830.2		4,088.0

Non-interest revenue, net:
Fees and commissions		60,314.1		71,423.6		83,762.8		1,264.3
Trading securities gain/(loss), net		(345.1)		698.1		1,519.3		22.9
Realized gain/(loss) on sales of available for sale securities, net		1,755.7		5,167.9		5,646.0		85.2
Other than temporary impairment losses on available for sale securities		(664.7)		(1.8)		(54.9)		(0.8)
Foreign exchange transactions		9,010.5		9,358.0		(10,145.4)		(153.1)
Derivatives gain/(loss), net		119.5		(7,393.0)		15,067.2		227.4
Other, net		644.5		568.7		1,038.9		15.7

Total non-interest revenue, net		70,834.5		79,821.5		96,833.9		1,461.6

Total revenue, net		245,978.5		298,997.6		367,664.1		5,549.6

Non-interest expense:
Salaries and staff benefits		57,550.3		66,909.4		85,932.9		1,297.1
Premises and equipment		18,722.8		20,499.2		24,102.6		363.8
Depreciation and amortization		6,980.3		6,905.8		7,427.5		112.1
Administrative and other		39,436.2		50,439.6		64,607.3		975.2
Amortization of intangible assets		1,538.5		219.0		7.0		0.1

Total non-interest expense		124,228.1		144,973.0		182,077.3		2,748.3

Income before income tax expense		121,750.4		154,024.6		185,586.8		2,801.3
Income tax expense		42,304.2		54,519.9		67,536.9		1,019.4

Net income before noncontrolling interest	Rs.	79,446.2	Rs.	99,504.7	Rs.	118,049.9	US$	1,781.9
Less: Net income attributable to shareholders of noncontrolling interest		126.5		267.0		134.6		2.0

Net income attributable to HDFC Bank Limited	Rs.	79,319.7	Rs.	99,237.7	Rs.	117,915.3	US$	1,779.9

Per share information:
Earnings per equity share—basic	Rs.	33.18	Rs.	40.94	Rs.	46.84	US$	0.71
Earnings per equity share—diluted	Rs.	32.94	Rs.	40.55	Rs.	46.33	US$	0.70
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	99.54	Rs.	122.82	Rs.	140.52	US$	2.13
Earnings per ADS—diluted	Rs.	98.82	Rs.	121.65	Rs.	138.99	US$	2.10

Dividends declared per equity share	Rs.	6.85	Rs	8.00	Rs	9.50	US$	0.14

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2014		2015		2016		2016
	(In millions)
Net income before noncontrolling interest	Rs.	79,446.2	Rs.	99,504.7	Rs.	118,049.9	US$	1,781.9
Other comprehensive income, net of tax:
Foreign currency translation reserve:
Net unrealized gain (loss) arising during the period [net of tax nil, 38.7 and Rs. 128.3, as of March 31, 2014, March 31, 2015 and March 31, 2016, respectively]		211.5		92.9		240.3		3.6
Available for sale securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. 6,310.3, Rs. (11,425.5) and Rs. (2,559.7), as of March 31, 2014, March 31, 2015 and March 31, 2016, respectively]		(12,267.8)		22,188.9		4,562.9		68.9
Reclassification adjustment for net (gain)/ loss included in net income [net of tax Rs. 10.0, Rs. (69.5) and Rs. 2,177.4, as of March 31, 2014, March 31, 2015 and March 31, 2016, respectively]		(19.5)		135.0		(4,114.3)		(62.1)

Other comprehensive income, net of tax		(12,075.8)		22,416.8		688.9		10.4
Total comprehensive income		67,370.4		121,921.5		118,738.8		1,792.3
Less: Comprehensive income attributable to shareholders of noncontrolling interest		126.5		267.0		134.6		2.0

Comprehensive income attributable to HDFC Bank Limited	Rs.	67,243.9	Rs.	121,654.5	Rs.	118,604.2	US$	1,790.3

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2014		2015		2016		2016
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	79,446.2	Rs.	99,504.7	Rs.	118,049.9	US$	1,781.9
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		17,428.1		17,000.2		21,531.3		325.0
Depreciation and amortization		6,980.3		6,905.8		7,427.5		112.1
Amortization of intangible assets		1,538.5		219.0		7.0		0.1
Amortization of deferred customer acquisition costs		3,569.3		5,232.0		7,061.7		106.6
Amortization of premium (discount) on investments		(1,015.2)		(331.3)		913.2		13.8
Other than temporary impairment losses on available for sale securities		664.7		1.8		54.9		0.8
Provision for deferred income taxes		(1,994.6)		(352.1)		(1,410.4)		(21.3)
Share-based compensation expense		5,495.5		9,138.8		12,593.8		190.1
Net realized (gain) loss on sale of available for sale securities		(1,755.7)		(5,167.9)		(5,646.0)		(85.2)
(Gain) loss on disposal of property and equipment, net		(27.1)		(111.5)		2.6		—
Exchange (gain) loss		(7,585.6)		(3,453.5)		556.1		8.4
Net change in:
Investments held for trading		27,645.6		3,785.1		(9,310.4)		(140.5)
Accrued interest receivable		(5,988.2)		(5,211.1)		(12,408.3)		(187.3)
Other assets		(75,437.9)		73,205.1		(21,624.4)		(326.4)
Accrued interest payable		(30,460.9)		4,762.5		8,123.7		122.6
Accrued expense and other liabilities		108,648.3		(95,770.5)		44,151.0		666.4

Net cash provided by operating activities		127,151.3		109,357.1		170,073.2		2,567.1

Cash flows from investing activities:
Net change in term placements		22,784.0		6,492.2		21,089.7		318.3
Activity in available for sale securities:
Purchases		(471,211.3)		(1,383,086.4)		(3,078,054.2)		(46,461.2)
Proceeds from sales		88,685.7		139,646.9		1,129,146.1		17,043.7
Maturities, prepayments and calls		476,119.7		687,313.0		1,581,067.8		23,865.2
Net change in repurchase options and reverse repurchase agreements		(195,322.6)		105,730.0		256,632.7		3,873.7
Loans purchased		(66,898.7)		(82,492.1)		(124,630.2)		(1,881.2)
Repayments on loans purchased		48,036.7		35,489.4		47,174.7		712.1
Increase in loans originated, net of principal collections		(669,463.7)		(672,149.0)		(967,395.6)		(14,602.1)
Additions to property and equipment		(9,728.5)		(8,913.7)		(9,983.4)		(150.7)
Proceeds from sale or disposal of property and equipment		127.3		329.2		111.5		1.7

Net cash used in investing activities		(776,871.4)		(1,171,640.5)		(1,144,840.9)		(17,280.5)

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2014		2015		2016		2016
	(In millions)
Cash flows from financing activities:
Net increase in deposits		708,925.0		824,928.2		930,935.7		14,051.9
Net increase (decrease) in short-term borrowings		477.7		61,577.6		39,370.5		594.3

Purchase of subsidiary shares from noncontrolling interest		(2,265.8)		(715.7)		—		—

Proceeds from issue of shares by a subsidiary to noncontrolling interests		162.4		340.8		33.9		0.5

Proceeds from issuance of long-term debt		146,341.9		104,257.6		129,121.4		1,949.0
Repayment of long-term debt		(51,063.9)		(49,324.0)		(79,391.6)		(1,198.4)
Proceeds from issuance of equity shares for options exercised		7,232.9		9,954.1		12,229.0		184.6
Proceeds from issuance of equity shares		—		97,227.9		—		—

Payment of dividends and dividend tax		(15,372.6)		(19,300.5)		(24,367.9)		(367.8)

Net cash provided by financing activities		794,437.6		1,028,946.0		1,007,931.0		15,214.1

Effect of exchange rate changes on cash and cash equivalents		7,377.5		3,626.5		3,384.1		51.0
Net change in cash and cash equivalents		152,095.0		(29,710.9)		36,547.4		551.7
Cash and cash equivalents, beginning of year		218,740.2		370,835.2		341,124.3		5,149.0

Cash and cash equivalents, end of year	Rs.	370,835.2	Rs.	341,124.3	Rs.	377,671.7	US$	5,700.7

Supplementary cash flow information:
Interest paid	Rs.	260,039.7	Rs.	259,656.1	Rs.	324,572.3	US$	4,899.2
Income taxes paid	Rs.	42,107.9	Rs.	56,480.4	Rs.	70,678.5	US$	1,066.8
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	814.6	Rs.	1,010.2	Rs.	890.6	US$	13.4

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Advance received pending allotment of shares		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)

Balance at March 31, 2013	2,379,419,030	Rs.	4,758.8	Rs.	259,966.3	Rs.	221.5	Rs.	132,773.3	Rs.	70,269.0	Rs.	485.4	Rs.	468,474.3	Rs.	1,903.6	Rs.	470,377.9
Shares issued upon exercise of options	19,631,405		39.3		7,415.1		(221.5)								7,232.9				7,232.9

Share-based compensation					5,495.5										5,495.5				5,495.5

Dividends, including dividend tax									(15,372.6)						(15,372.6)				(15,372.6)
Change in ownership interest in subsidiary					(1,167.3)										(1,167.3)		(1,098.5)		(2,265.8)
Shares issued to noncontrolling interest															—		162.4		162.4
Transfer to statutory reserve									(21,614.5)		21,614.5				—				—
Net income									79,319.7						79,319.7		126.5		79,446.2
Net change in accumulated other comprehensive income													(12,075.8)		(12,075.8)				(12,075.8)
Balance at March 31, 2014	2,399,050,435	Rs.	4,798.1	Rs.	271,709.6	Rs.	—	Rs.	175,105.9	Rs.	91,883.5	Rs.	(11,590.4)	Rs.	531,906.7	Rs.	1,094.0	Rs.	533,000.7

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2014	2,399,050,435	Rs.	4,798.1	Rs.	271,709.6	Rs.	175,105.9	Rs.	91,883.5	Rs.	(11,590.4)	Rs.	531,906.7	Rs.	1,094.0	Rs.	533,000.7
Shares issued upon exercise of options	22,700,740		45.4		9,908.7								9,954.1				9,954.1
Shares issued in public offering	84,744,142		169.5		97,058.4								97,227.9				97,227.9

Share-based compensation					9,138.8								9,138.8				9,138.8

Dividends, including dividend tax							(19,300.5)						(19,300.5)				(19,300.5)
Change in ownership interest in subsidiary					(329.4)								(329.4)		(386.3)		(715.7)
Shares issued to noncontrolling interest													—		340.8		340.8
Transfer to statutory reserve							(26,238.7)		26,238.7				—				—
Net income							99,237.7						99,237.7		267.0		99,504.7
Net change in accumulated other comprehensive income											22,416.8		22,416.8				22,416.8
Balance at March 31, 2015	2,506,495,317	Rs.	5,013.0	Rs.	387,486.1	Rs.	228,804.4	Rs.	118,122.2	Rs.	10,826.4	Rs.	750,252.1	Rs.	1,315.5	Rs.	751,567.6

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)

Balance at March 31, 2015	2,506,495,317	Rs.	5,013.0	Rs.	387,486.1	Rs.	228,804.4	Rs.	118,122.2	Rs.	10,826.4	Rs.	750,252.1	Rs.	1,315.5	Rs.	751,567.6
Shares issued upon exercise of options	21,691,200		43.4		12,185.6								12,229.0				12,229.0
Share-based compensation					12,593.8								12,593.8				12,593.8
Dividends, including dividend tax							(24,367.9)						(24,367.9)				(24,367.9)
Change in ownership interest in subsidiary					(1.0)								(1.0)		1.0		—
Shares issued to noncontrolling interest													—		33.9		33.9
Transfer to statutory reserve							(31,809.4)		31,809.4				—				—
Net income							117,915.3						117,915.3		134.6		118,049.9
Net change in accumulated other comprehensive income											688.9		688.9				688.9
Balance at March 31, 2016	2,528,186,517	Rs.	5,056.4	Rs.	412,264.5	Rs.	290,542.4	Rs.	149,931.6	Rs.	11,515.3	Rs.	869,310.2	Rs.	1,485.0	Rs.	870,795.2
Balance at March 31, 2016	2,528,186,517	US$	76.3	US$	6,222.9	US$	4,385.6	US$	2,263.1	US$	173.8	US$	13,121.7	US$	22.4	US$	13,144.1

*	Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Bank overview

HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulation Act, 1949. The Bank’s shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and The National Stock Exchange of India Ltd. Its American Depositary Shares (ADS) are listed on the New York Stock Exchange and its Global Depositary Receipts (GDR) are listed on the Luxembourg Stock Exchange.

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 21.5% of the Bank’s equity as of March 31, 2016. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

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

2. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary (see note 2j). All significant inter-company balances and transactions are eliminated on consolidation.

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

e. Customer acquisition costs

Customer acquisition costs principally consist of commissions paid to third party referral agents who source retail loans and such costs are deferred and amortized as a yield adjustment over the life of the loans. Advertising and marketing expenses incurred to solicit new business are expensed as incurred.

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

g. Impairment of securities

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in earnings as realized losses, based on management’s best estimate of the fair value of the investment. The Bank conducts a review each year to identify other than temporary declines based on an evaluation of all significant factors. The Bank’s review of impairment generally entails identification and evaluation of investments that have indications of possible impairment, analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analysis, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increase and the Bank does not intend to sell the security and it is not more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h. Loans

The Bank grants retail and wholesale loans to customers.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses.

Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on “non-accrual” status when interest or principal payments are past due for a specified period, at which time no further interest is accrued and overdue interest is written off against interest income. Interest income on loans placed on non-accrual status is recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are generally placed on “non-accrual” status when interest or principal payments are three months past due or if they are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances.

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, 180 days past due for credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

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

Effective April 1, 2010, upon adoption of ASU 2009-16, the Bank first makes a determination as to whether the securitization entity would be consolidated. Second, it determines whether the transfer of financial assets is considered a sale. Furthermore, former qualifying special purpose entities (QSPEs) are now considered VIEs and are no longer exempt from consolidation. The Bank consolidates VIEs when it has both: (1) power to direct activities of the VIE that most significantly impact the entity’s economic performance and (2) an obligation to absorb losses or right to receive benefits from the entity that could potentially be significant to the VIE. The scope conditions examined include whether the entities’ equity investment at risk is insufficient to finance the activities without subordinated financial support and whether the holders of equity lack the characteristics of a financial interest. A controlling financial interest includes characteristics such as ability to make decisions through voting or similar rights, unlimited obligation to absorb the entities expected losses, and unlimited rights to receive the entities expected residual returns.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

m. Income tax

Income tax expense/benefit consists of the current tax expense and the net change in deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying values of assets and liabilities for financial reporting purposes and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance subject to management’s judgment to the amount that is more likely than not to be realised. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

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

The Bank enters into interest rate swaps for its own account. The Bank also enters into interest rate currency swaps and cross currency interest rate swaps with its customers and typically offsets these risks in the inter-bank market. Such contracts are carried on the balance sheet at fair value, or priced using market determined yield curves.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

v. Goodwill and other intangibles

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

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

w. Recently adopted accounting standards

In June 2014, the FASB issued ASU No. 2014-11, “Transfers and Servicing (Topic 860)”. The amendments in this update change the current accounting outcome by requiring repurchase-to-maturity transactions to be accounted for as secured borrowings and for repurchase financing arrangement the amendments require separate accounting for a transfer of the financial asset executed contemporaneously with a repurchase agreement with same counterparty. The amendments also require new disclosures. The Bank adopted the provisions of ASU 2014-11 effective April 1, 2015. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

x. Recently issued accounting pronouncements not yet effective

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. The above referred guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606). This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies certain narrow-scope improvements and practical expedients The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2014, the FASB also issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU requires management to perform an assessment of going concern and provides specific guidance on when and how to assess or disclose going concern uncertainties. The new standard also defines terms used in the evaluation of going concern, such as “substantial doubt.” Following the application, the Bank will be required to perform assessments at each annual and interim period, provide an assessment period of one year from the issuance date, and make disclosures in certain circumstances in which substantial doubt is identified. The amendment will be effective for the Bank for the first reporting period ending after December 15, 2016. Earlier application is permitted. The Bank does not expect this ASU to have an impact on its financial position, result of operations, or disclosures.

In January 2015, the FASB issued ASU 2015-01 - Income Statement -Extraordinary and Unusual Items (Subtopic 225-20). The update removes the concept of extraordinary items from GAAP and eliminates the requirement for extraordinary items to be separately presented in the statement of income. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The update will not have a material impact on the Bank’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02 - Consolidation (Topic 810). The update primarily amends the criteria companies use to evaluate whether they should consolidate certain variable interest entities that have fee arrangements and the criteria used to determine whether partnerships and similar entities are variable interest entities. The update also excludes certain money market funds from the consolidation guidance. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The Bank does not expect this ASU to have an impact on its financial position, result of operations, or disclosures.

In April 2015, the FASB issued ASU 2015-03 - Interest - Imputation of Interest (Subtopic 835-30). The update changes the balance sheet presentation for debt issuance costs. Under the new guidance, debt issuance costs should be reported as a deduction from debt liabilities rather than as a deferred charge classified as an asset. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The update will not have a material impact on the Bank’s consolidated financial statements.

In May 2015, the FASB issued ASU 2015-07 - Fair Value Measurement (Topic 820). The update eliminates the disclosure requirement to categorize investments within the fair value hierarchy that are measured at fair value using net asset value as a practical expedient. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2015 and early adoption is permitted. The update will not materially affect the Bank’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments- Overall (Subtopic 825-10)”. The update requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments also require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Under previous GAAP, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2016, the FASB issued ASU 2016-04 “Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products”. The Update addresses the current and potential future diversity in practice related to de-recognition of a prepaid stored-value product liability that may be unused wholly or partially for an indefinite time period. The current amendments specify how prepaid stored-value product liabilities within the Update’s scope should be derecognized, thereby eliminating the current and potential future diversity in practice. The amendments in this update are to be applied either using a modified retrospective transition method by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective or retrospectively to each period presented. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-05 “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”. The update clarifies the hedge accounting impact when there is a change in one of the counterparties to the derivative contract (i.e., a novation). It clarifies that a change in the counterparty to a derivative contract, in and of itself, does not require the dedesignation of a hedging relationship. An entity will, however, still need to evaluate whether it is probable that the counterparty will perform under the contract as part of its ongoing effectiveness assessment for hedge accounting. Entities have the option to adopt the update on a prospective basis to new derivative contract novations or on a modified retrospective basis. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-06 “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments”. The update clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. The guidance clarifies the steps required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-07 “Investments—Equity Method and Joint Ventures (Topic 323)”. The update eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The update simplifies certain aspects of the accounting for share-based payment award transactions pertaining to accounting for income tax consequences, forfeitures and classification of excess tax benefit on the statement of cash flows. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this update require financial assets measured at amortized cost basis to be presented at the net amount expected to be collected and the income statement to reflect the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses during the period. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities the credit losses is to be recorded through an allowance for credit losses and it limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank has not yet evaluated what impact, if any, the adoption of this guidance may have on the Bank’s financial condition, results of operations, or disclosures.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2016 have been translated into U.S. dollars at U.S.$1.00 = Rs. 66.25 as published by the Federal Reserve Board of New York on March 31, 2016. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2015 and March 31, 2016 include balances of Rs. 221,889.6 million and Rs. 244,888.5 million (US$ 3,696.4 million), respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 95% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs. 134.3 million and Rs. 143.6 million (US$ 2.2 million) at March 31, 2015 and at March 31, 2016, respectively.

5. Investments, held for trading

The portfolio of trading securities as of March 31, 2015 and March 31, 2016 was as follows:

	As of March 31, 2015
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	60,239.5	Rs.	53.5	Rs.	0.2	Rs.	60,292.8
Other corporate/financial institution securities		1,000.0		—		—		1,000.0

Total	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8

	As of March 31, 2016
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	56,954.3	Rs.	41.9	Rs.	—	Rs.	56,996.2
Other corporate/financial institution securities		14,749.1		115.6		—		14,864.7

Total	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9

Total	US$	1,082.3	US$	2.4	US$	—	US$	1,084.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investments, available for sale

The portfolio of available for sale securities as of March 31, 2015 and March 31, 2016 was as follows:

	As of March 31, 2015
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)

Government of India securities	Rs.	1,151,520.7	Rs.	13,843.3	Rs.	1,242.7	Rs.	1,164,121.3
State government securities		54,134.6		2,074.4		—		56,209.0
Credit substitutes (see note 8)		194,992.4		243.9		177.4		195,058.9
Other corporate/financial institution bonds		6,555.1		83.3		1.5		6,636.9
Certificate of Deposit		56,300.2		85.4		—		56,385.6

Debt securities, other than asset and mortgage-backed securities		1,463,503.0		16,330.3		1,421.6		1,478,411.7
Mortgage-backed securities		1,282.0		50.1		—		1,332.1
Asset-backed securities		23,512.3		223.2		452.2		23,283.3
Other securities (including mutual fund units)		788.1		597.9		0.3		1,385.7

Total	Rs.	1,489,085.4	Rs.	17,201.5	Rs.	1,874.1	Rs.	1,504,412.8

Securities with gross unrealized losses							Rs.	469,004.0
Securities with gross unrealized gains								1,035,408.8

							Rs.	1,504,412.8

	As of March 31, 2016
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)

Government of India securities	Rs.	1,443,404.6	Rs.	12,828.9	Rs.	168.0	Rs.	1,456,065.5
State government securities		92,613.3		3,149.3		—		95,762.6
Credit substitutes (see note 8)		297,154.7		318.2		231.9		297,241.0
Other corporate/financial institution bonds		8,541.9		17.6		3.5		8,556.0

Debt securities, other than asset and mortgage-backed securities		1,841,714.5		16,314.0		403.4		1,857,625.1
Mortgage-backed securities		651.4		17.6		1.3		667.7
Asset-backed securities		19,417.4		191.9		429.5		19,179.8
Other securities (including mutual fund units)		767.6		444.2		—		1,211.8

Total	Rs.	1,862,550.9	Rs.	16,967.7	Rs.	834.2	Rs.	1,878,684.4

Total	US$	28,114.0	US$	256.1	US$	12.6	US$	28,357.5

Securities with gross unrealized losses							Rs.	304,916.5
Securities with gross unrealized gains								1,573,767.9

							Rs.	1,878,684.4

							US$	28,357.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 1,220,330.3 million and Rs. 1,551,828.1 million (US$ 23,423.8 million) as of March 31, 2015 and March 31, 2016, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 721,933.3 million as of March 31, 2015 and Rs. 656,516.4 million (US$ 9,909.7 million) as of March 31, 2016, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO), real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 664.7 million, Rs. 1.8 million and Rs. 54.9 million (USD 0.8 million) as other than temporary impairment in fiscal year 2014, 2015 and 2016, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank is of the opinion that the other unrealized losses on its investments in equity and debt securities as of March 31, 2016 are temporary in nature. As of March 31, 2015 and March 31, 2016, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

The gross unrealized losses and fair value of available for sale securities at March 31, 2015 was as follows:

	As of March 31, 2015
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)

Government of India securities	Rs.	10,602.4	Rs.	37.9	Rs.	277,465.1	Rs.	1,204.8	Rs.	288,067.5	Rs.	1,242.7
State government securities		—		—		7.5		—		7.5		—
Credit substitutes (see note 8)		158,859.4		177.4		—		—		158,859.4		177.4
Other corporate/financial institution bonds		1,339.6		1.5		—		—		1,339.6		1.5

Debt securities, other than asset and mortgage-backed securities		170,801.4		216.8		277,472.6		1,204.8		448,274.0		1,421.6
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		20,727.1		452.2		—		—		20,727.1		452.2

Other securities		2.9		0.3		—		—		2.9		0.3

Total	Rs.	191,531.4	Rs.	669.3	Rs.	277,472.6	Rs.	1,204.8	Rs.	469,004.0	Rs.	1,874.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2016 was as follows:

	As of March 31, 2016
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)

Government of India securities	Rs.	40,363.1	Rs.	16.1	Rs.	27,683.1	Rs.	151.9	Rs.	68,046.2	Rs.	168.0

Credit substitutes (see note 8)		213,878.3		231.4		749.6		0.5		214,627.9		231.9
Other corporate/financial institution bonds		1,393.4		2.6		2,287.9		0.9		3,681.3		3.5

Debt securities, other than asset and mortgage-backed securities		255,634.8		250.1		30,720.6		153.3		286,355.4		403.4
Mortgage-backed securities		87.6		1.3		—		—		87.6		1.3
Asset-backed securities		18,473.5		429.5		—		—		18,473.5		429.5

Total	Rs.	274,195.9	Rs.	680.9	Rs.	30,720.6	Rs.	153.3	Rs.	304,916.5	Rs.	834.2

Total	US$	4,138.8	US$	10.3	US$	463.7	US$	2.3	US$	4,602.5	US$	12.6

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2016 is set out below:

	As of March 31, 2016
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	780,914.9	Rs.	781,292.9	US$	11,793.1
Over one year through five years		302,185.8		305,623.6		4,613.2
Over five years through ten years		392,881.6		400,412.7		6,044.0
Over ten years		365,732.2		370,295.9		5,589.4

Total	Rs.	1,841,714.5	Rs.	1,857,625.1	US$	28,039.7

The contractual residual maturity of available for sale mortgage-backed and asset-backed securities as of March 31, 2016 is set out below:

	As of March 31, 2016
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	12,027.8	Rs.	11,824.4	US$	178.5
Over one year through five years		7,461.2		7,251.9		109.5
Over five years through ten years		183.3		183.6		2.8
Over ten years		396.5		587.6		8.9

Total	Rs.	20,068.8	Rs.	19,847.5	US$	299.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2014		2015		2016		2016
	(In millions)
Gross realized gains on sale	Rs.	2,378.8	Rs.	5,484.3	Rs.	5,942.0	US$	89.7
Gross realized losses on sale		(623.1)		(316.4)		(296.0)		(4.5)

Realized gains (losses), net		1,755.7		5,167.9		5,646.0		85.2
Dividends and interest		77,497.1		94,129.1		136,062.4		2,053.8

Total	Rs.	79,252.8	Rs.	99,297.0	Rs.	141,708.4	US$	2,139.0

7. Investments, held to maturity

There were no HTM securities as of March 31, 2015 and March 31, 2016.

8. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2015 and March 31, 2016 were as follows:

	As of March 31,
	2015				2016
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)

Available for sale credit substitute securities:
Debentures	Rs.	14,631.2	Rs.	14,860.3	Rs.	39,028.0	Rs.	39,234.6
Commercial paper		180,361.2		180,198.6		258,126.7		258,006.4

Total	Rs.	194,992.4	Rs.	195,058.9	Rs.	297,154.7	Rs.	297,241.0

					US$	4,485.4	US$	4,486.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for other than temporary impairments is as follows:

	As of March 31,
	2015		2016		2016
	(In millions)
Pass	Rs.	195,058.9	Rs.	297,241.0	US$	4,486.7
Impaired—gross balance		—		—		—
Less: amounts provided for other than temporary impairments		—		—		—

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs	195,058.9	Rs	297,241.0	US$	4,486.7

Impaired credit substitutes

	As of March 31,
	2015		2016		2016
	(In millions)
Gross impaired credit substitutes	Rs.	—	Rs.	—	US$	—
Gross impaired credit substitutes by industry	Rs.	—	Rs.	—	US$	—
Average impaired credit substitutes	Rs.	4,972.3	Rs.	—	US$	—
Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

As of March 31, 2016, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

9. Repurchase and resell agreements

Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2014, March 31, 2015 and March 31, 2016. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2015 and March 31, 2016 were Rs. 1,592.6 million and Rs. 1,019.9 million (US$ 15.4 million), respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2015 and March 31, 2016 were Rs. 50,000.0 million and Rs. 306,060.0 million (US$ 4,619.8 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Loans

Loan balances include Rs. 192,684.5 million and Rs. 162,069.5 million (US$ 2,446.3 million) as of March 31, 2015 and March 31, 2016, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2015 and March 31, 2016 were as follows:

	As of March 31,
	2015		2016		2016
	(In millions)
Retail loans:
Auto loans	Rs.	486,251.7	Rs.	589,010.3	US$	8,890.7
Personal loans/Credit cards		449,381.7		626,152.2		9,451.4
Retail business banking		660,456.7		791,857.3		11,952.6
Commercial vehicle and construction equipment finance		305,995.4		369,992.4		5,584.8
Housing loans		241,368.8		318,692.0		4,810.4
Other retail loans		577,534.2		762,861.5		11,514.8

Subtotal	Rs.	2,720,988.5	Rs.	3,458,565.7	US$	52,204.7
Wholesale loans	Rs.	1,222,460.6	Rs.	1,534,268.7	US$	23,158.8

Gross loans		3,943,449.1		4,992,834.4		75,363.5
Less: Allowance for credit losses		47,334.1		57,360.1		865.8

Total	Rs.	3,896,115.0	Rs.	4,935,474.3	US$	74,497.7

The contractual residual maturity of gross loans as of March 31, 2016 is set out below:

	As of March 31, 2016
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	821,677.9	Rs.	1,124,851.5	Rs.	1,946,529.4
Over one year through five years		589,572.7		2,045,379.8		2,634,952.5
Over five years		123,018.1		288,334.4		411,352.5

Total gross loans	Rs.	1,534,268.7	Rs.	3,458,565.7	Rs.	4,992,834.4

Total gross loans	US$	23,158.8	US$	52,204.7	US$	75,363.5

Gross loans analyzed by performance are as follows:

	As of
	March 31, 2015		March 31, 2016		March 31, 2016
	(In millions)
Performing	Rs.	3,904,124.3	Rs.	4,939,851.7	US$	74,563.8
Impaired		39,324.8		52,982.7		799.7

Total gross loans	Rs.	3,943,449.1	Rs.	4,992,834.4	US$	75,363.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans as of March 31, 2015 and March 31, 2016.

	As of March 31, 2015
	31-90 days past due		Impaired / 91 days or more past due		Total current [1,2]		Total
	(in millions)
Retail Loans
Auto loans	Rs.	2,448.7	Rs.	2,718.7	Rs.	481,084.3	Rs.	486,251.7
Personal loans/Credit card		2,361.1		2,648.4		444,372.2		449,381.7
Retail business banking		5,262.5		10,012.5		645,181.7		660,456.7
Commercial vehicle and construction equipment finance		5,389.7		5,559.4		295,046.3		305,995.4
Housing loans		68.7		242.7		241,057.4		241,368.8
Other retail		5,184.2		4,653.5		567,696.5		577,534.2
Wholesale loans		1,244.7		13,489.6		1,207,726.3		1,222,460.6

Total	Rs.	21,959.6	Rs.	39,324.8	Rs.	3,882,164.7	Rs.	3,943,449.1

1)	Loans up to 30 days past due are considered current.
2)	Includes crop related agricultural loans with days past due less than 366 as they are not accessed as impaired

	As of March 31, 2016
	31-90 days past due		Impaired / 91 days or more past due		Total current [1,2]		Total
	(in millions)
Retail Loans
Auto loans	Rs.	3,383.3	Rs.	4,494.5	Rs.	581,132.5	Rs.	589,010.3
Personal loans/Credit card		4,228.6		4,441.6		617,482.0		626,152.2
Retail business banking		8,281.2		15,486.0		768,090.1		791,857.3
Commercial vehicle and construction equipment finance		5,146.2		5,150.7		359,695.5		369,992.4
Housing loans		62.2		1,068.6		317,561.2		318,692.0
Other retail		3,842.8		6,781.6		752,237.1		762,861.5
Wholesale loans		1,823.7		15,559.7		1,516,885.3		1,534,268.7

Total	Rs.	26,768.0	Rs.	52,982.7	Rs.	4,913,083.7	Rs.	4,992,834.4

Total	US$	404.0	US$	799.7	US$	74,159.8	US$	75,363.5

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not assessed as impaired

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

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2015 and as of March 31, 2016 is given below.

	As of March 31, 2015
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	483,533.0	Rs.	446,733.3	Rs.	650,444.2	Rs.	300,436.0	Rs.	241,126.1	Rs.	572,880.7	Rs.	2,695,153.3
Impaired		2,718.7		2,648.4		10,012.5		5,559.4		242.7		4,653.5		25,835.2

Total	Rs.	486,251.7	Rs.	449,381.7	Rs.	660,456.7	Rs.	305,995.4	Rs.	241,368.8	Rs.	577,534.2	Rs.	2,720,988.5

	As of March 31, 2016
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	584,515.8	Rs.	621,710.6	Rs.	776,371.3	Rs.	364,841.7	Rs.	317,623.4	Rs.	756,079.9	Rs.	3,421,142.7
Impaired		4,494.5		4,441.6		15,486.0		5,150.7		1,068.6		6,781.6		37,423.0

Total	Rs.	589,010.3	Rs.	626,152.2	Rs.	791,857.3	Rs.	369,992.4	Rs.	318,692.0	Rs.	762,861.5	Rs.	3,458,565.7

Total	US$	8,890.7	US$	9,451.4	US$	11,952.6	US$	5,584.8	US$	4,810.4	US$	11,514.8	US$	52,204.7

Wholesale Loans

The Bank has in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/impaired. Wholesale loans that are not impaired are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.

	As of March 31,
	2015		2016		2016
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	1,205,084.8	Rs.	1,517,064.5	US$	22,899.1
Labeled		3,886.2		1,644.5		24.8
Impaired		13,489.6		15,559.7		234.9

Total	Rs.	1,222,460.6	Rs.	1,534,268.7	US$	23,158.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2015 and March 31, 2016.

	As of March 31, 2015
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	2,718.7	Rs.	2,718.7	Rs.	1,226.0	Rs.	2,282.0	Rs.	2,718.7
Personal loans/Credit card		2,648.4		2,648.4		1,634.0		2,316.4		2,648.4
Retail business banking		10,012.5		10,012.5		7,105.6		8,558.6		9,723.4
Commercial vehicle and construction equipment finance		5,559.4		5,559.4		3,630.6		5,883.6		5,559.4
Housing loans		242.7		242.7		127.4		224.3		242.7
Other retail		4,653.5		4,653.5		2,901.6		4,117.0		4,653.5
Wholesale loans		13,489.6		13,489.6		8,083.8		11,123.9		11,347.5

Total	Rs.	39,324.8	Rs.	39,324.8	Rs.	24,709.0	Rs.	34,505.8	Rs.	36,893.6

The Bank holds no recorded impaired loans for which there is no related allowance.

	As of March 31, 2016
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	4,494.5	Rs.	4,494.5	Rs.	2,101.1	Rs.	3,606.6	Rs.	4,494.5
Personal loans/Credit card		4,441.6		4,441.6		2,638.6		3,545.0		4,441.6
Retail business banking		15,486.0		15,486.0		10,617.5		12,749.3		15,485.5
Commercial vehicle and construction equipment finance		5,150.7		5,150.7		3,876.7		5,355.1		5,150.7
Housing loans		1,068.6		1,068.6		410.4		655.7		1,068.6
Other retail		6,781.6		6,781.6		3,950.4		5,717.6		6,781.6
Wholesale loans		15,559.7		15,559.7		7,413.4		14,524.7		11,268.9

Total	Rs.	52,982.7	Rs.	52,982.7	Rs.	31,008.1	Rs.	46,154.0	Rs.	48,691.4

Total	US$	799.7	US$	799.7	US$	468.0	US$	696.7	US$	735.0

Impaired loans by industry as of March 31, 2015 and March 31, 2016 are as follows:

	As of March 31, 2015
	(In millions)
Gross impaired loans by industry:
—Activities allied to agriculture	Rs.	5,369.3
—Iron & Steel		4,793.8
— Wholesale Trade		3,608.2
—Consumer Loans*		2,392.3
—Others (none greater than 5% of impaired loans)		23,161.2

Total	Rs.	39,324.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2016
	(In millions)
Gross impaired loans by industry:
—Activities allied to agriculture	Rs.	7,397.1	US$	111.7
—Iron & Steel		4,712.7		71.1
— Wholesale Trade		4,671.8		70.5
—Consumer Loans*		3,818.7		57.6
—Real estate & Property services		3,559.2		53.7
—Construction and Developers (Infrastructure)		2,991.7		45.2
—Others (none greater than 5% of impaired loans)		25,831.5		389.9

Total	Rs.	52,982.7	US$	799.7

*	primarily includes retails loans such as personal loans and auto loans

Summary information relating to impaired loans during the year ended March 31, 2014, March 31, 2015 and March 31, 2016 is as follows:

	Fiscal Year ended March 31,
	2014		2015		2016		2016
	(In millions)
Average impaired loans, net of allowance	Rs.	6,851.3	Rs.	11,826.6	Rs.	18,295.2	US$	276.2
Interest income recognized on impaired loans	Rs.	1,664.7	Rs.	1,898.0	Rs.	2,848.5	US$	43.0

Allowance for credit losses as of March 31, 2014 are as follows:

	As of March 31, 2014
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	556.7	Rs.	1,067.1	Rs.	5,058.2	Rs.	2,094.4	Rs.	185.0	Rs.	1,751.0	Rs.	5,754.5	Rs.	14,731.6	Rs.	2,495.7	Rs.	33,694.2
Write-offs		(2,150.4)		(5,748.9)		(93.7)		(5,014.1)		(21.3)		(1,166.2)		(714.5)						(14,909.1)
Net allowance for credit losses*		2,389.8		5,949.1		633.6		6,392.6		(47.0)		1,497.2		2,276.1		4,493.9		242.8		23,828.1

Allowance for credit losses, end of the period	Rs.	796.1	Rs.	1,267.3	Rs.	5,598.1	Rs.	3,472.9	Rs.	116.7	Rs.	2,082.0	Rs.	7,316.1	Rs.	19,225.5	Rs.	2,738.5	Rs.	42,613.2

Allowance for credit losses:

Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	7,316.1	Rs.	—	Rs.	—	Rs.	7,316.1
Allowance collectively evaluated for impairment		796.1		1,267.3		5,598.1		3,472.9		116.7		2,082.0		—		19,225.5		2,738.5		35,297.1
Loans:

Loans individually evaluated for impairment		—		—		—		—		—		—		8,758.2		—		—		8,758.2
Loans collectively evaluated for impairment		1,845.2		1,984.4		7,104.6		6,207.8		205.8		3,580.5		—		2,167,409.4		1,031,165.4		3,219,503.1

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 6,400.0 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2015 are as follows:

	As of March 31, 2015
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)

Allowance for credit losses, beginning of the period	Rs.	796.1	Rs.	1,267.3	Rs.	5,598.1	Rs.	3,472.9	Rs.	116.7	Rs.	2,082.0	Rs.	7,316.1	Rs.	19,225.5	Rs.	2,738.5	Rs.	42,613.2
Write-offs		(2,858.9)		(7,418.1)		(380.8)		(4,327.8)		(9.2)		(1,328.8)		(3,480.4)						(19,804.0)

Net allowance for credit losses*		3,288.8		7,784.8		1,888.3		4,485.5		19.9		2,148.4		4,248.1		151.2		509.9		24,524.9

Allowance for credit losses, end of the period	Rs.	1,226.0	Rs.	1,634.0	Rs.	7,105.6	Rs.	3,630.6	Rs.	127.4	Rs.	2,901.6	Rs.	8,083.8	Rs.	19,376.7	Rs.	3,248.4	Rs.	47,334.1

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	8,083.8	Rs.	—	Rs.	—	Rs.	8,083.8
Allowance collectively evaluated for impairment		1,226.0		1,634.0		7,105.6		3,630.6		127.4		2,901.6		—		19,376.7		3,248.4		39,250.3
Loans:

Loans individually evaluated for impairment		—		—		—		—		—		—		13,489.6		—		—		13,489.6
Loans collectively evaluated for impairment		2,718.7		2,648.4		10,012.5		5,559.4		242.7		4,653.5		—		2,695,153.3		1,208,971.0		3,929,959.5

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 7,524.7 million.

Allowance for credit losses as of March 31, 2016 are as follows:

	As of March 31, 2016
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	1,226.0	Rs.	1,634.0	Rs.	7,105.6	Rs.	3,630.6	Rs.	127.4	Rs.	2,901.6	Rs.	8,083.8	Rs.	19,376.7	Rs.	3,248.4	Rs.	47,334.1	US$	714.5
Write-offs		(3,581.4)		(8,296.6)		(686.1)		(3,065.1)		(29.0)		(1,818.4)		(2,742.0)						(20,218.6)		(305.2)
Net allowance for credit losses*		4,456.5		9,301.2		4,198.0		3,311.2		312.0		2,867.2		2,071.6		3,171.9		555.0		30,244.6		456.5
Allowance for credit losses, end of the period	Rs.	2,101.1	Rs.	2,638.6	Rs.	10,617.5	Rs.	3,876.7	Rs.	410.4	Rs.	3,950.4	Rs.	7,413.4	Rs.	22,548.6	Rs.	3,803.4	Rs.	57,360.1	US$	865.8

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	7,413.4	Rs.	—	Rs.	—	Rs.	7,413.4	US$	111.9
Allowance collectively evaluated for impairment		2,101.1		2,638.6		10,617.5		3,876.7		410.4		3,950.4		—		22,548.6		3,803.4		49,946.7		753.9
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		15,559.7		—		—		15,559.7		234.9
Loans collectively evaluated for impairment		4,494.5		4,441.6		15,486.0		5,150.7		1,068.6		6,781.6		—		3,421,142.7		1,518,709.0		4,977,274.7		75,128.6

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 8,713.3 million (US$ 131.5)

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

The following table summarizes the Bank’s TDR modifications during the year ended March 31, 2015 and March 31, 2016 presented by primary modification type and includes the financial effects of these modifications.

	Fiscal year ended March 31, 2015
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)

Retail business banking	Rs.	257.5	Rs.	—	Rs.	257.5	Rs.	—	Rs.	—	Rs.	9.8
Wholesale loans		1,937.3		—		1,937.3		—		—		176.0

Total[4]	Rs.	2,194.8	Rs.	—	Rs.	2,194.8	Rs.	—	Rs.	—	Rs.	185.8

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred
(4)	TDR modification during the year ended March 31, 2015 comprised of six cases.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31, 2016
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)

Retail Loans
Retail business banking	Rs.	19.0	Rs.	—	Rs.	19.0	Rs.	—	Rs.	—	Rs.	0.1
Commercial vehicle and construction equipment finance		67.0		—		67.0		—		—		17.0
Wholesale loans		38.0		—		38.0		—		—		23.1

Total[4]	Rs.	124.0	Rs.	—	Rs.	124.0	Rs.	—	Rs.	—	Rs.	40.2

Total[4]	US$	1.9	US$	—	US$	1.9	US$	—	US$	—	US$	0.6

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred
(4)	TDR modification during the year ended March 31, 2016 comprised of three cases.

The table below summarizes TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

	As of March 31, 2016
	recorded investments
	(In millions)
Retail loans
Retail business banking	Rs.	228.9
Wholesale loans		—

Total	Rs.	228.9

Total	US$	3.5

Interest on loans by facility are as follows:

	Fiscal years ended March 31,
	2014		2015		2016		2016
	(In millions)
Wholesale	Rs.	93,448.1	Rs.	105,465.8	Rs.	116,589.2	US$	1,759.8
Retail loans		233,307.2		282,798.9		354,229.3		5,346.9

Total	Rs.	326,755.3	Rs.	388,264.7	Rs.	470,818.5	US$	7,106.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Sales/transfer of receivables

There were no pre-tax gains on securitizations/other transfers that were completed during the years ended March 31, 2014, March 31, 2015 and March 31, 2016. The following table summarizes the cash flows received during the years ended March 31, 2014, March 31, 2015 and March 31, 2016 from customers and paid to SPEs/transferees on securitized/ transfered performing loans:

	Fiscal years ended March 31,
	2014		2015		2016		2016
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	1,771.9	Rs.	903.6	Rs.	664.3	US$	10.0
Payments made		1,537.7		832.5		608.7		9.2
Cash flows on retained interests	Rs.	223.1	Rs.	69.3	Rs.	55.7	US$	0.8

Other key disclosures are as follows:

	As of March 31,
	2015		2016		2016
	(In millions)
Transferred receivables with continuing involvement	Rs.	1,670.3	Rs.	1,159.9	US$	17.5
Delinquencies		296.0		219.6		3.3
Credit losses		220.5		191.2		2.9
Retained interest in sold receivables		64.3		50.0		0.8

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2015 and March 31, 2016 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2015	2016		2016
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.6.7	Rs.	4.5	US$	0.1
Impact of 20% adverse change	12.7		8.3		0.1
Expected credit losses:
Impact of 10% adverse change	6.6		3.8		0.1
Impact of 20% adverse change	13.2		7.6		0.1

Weighted average life in years of the securitized receivables is not subject to change, except in the case of a change in the prepayment rate assumption. Consequently, the above sensitivity analysis does not include the impact on the estimated fair values of the retained interests due to an adverse change in the weighted average life in years and the discount rate.

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

The Bank’s portfolio of loans, credit substitute securities and non-funded exposure is broadly diversified along industry and product lines, and as of March 31, 2015 and March 31, 2016 the exposures are as set forth below. The Bank does not consider retail loans a specific industry for this purpose. However, retail business banking loans are classified in the appropriate categories below and loans to commercial vehicle operators are included in land transport below. For the purposes of industry-wise classification of retail loans, from fiscal 2015, the end use (i.e. business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual borrowers, where the credit facilities are for business purpose, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans.

	As of March 31, 2015
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	479,467.5	Rs.	—	Rs.	17.6	Rs.	479,485.1	10.1%
Activities allied to agriculture		422,894.4		—		1,697.6		424,592.0	8.9
Wholesale Trade		308,806.4		5,259.8		31,745.5		345,811.7	7.3
Services		230,040.6		445.9		15,511.7		245,998.2	5.2
Automobile & Auto Ancillary		192,017.4		23,046.5		16,357.7		231,421.6	4.9
Retail trade		189,593.5		841.2		4,761.4		195,196.1	4.1
Coal & Petroleum Products		40,153.4		5,984.5		111,908.1		158,046.0	3.3
NBFC/Financial Intermediaries		94,744.7		59,985.8		1,876.5		156,607.0	3.3
Food & Beverage		121,172.2		7,040.2		6,734.9		134,947.3	2.8
Land Transport		131,240.2		522.1		2,668.8		134,431.1	2.8
Power		96,169.7		15,846.8		18,570.3		130,586.8	2.7
Engineering		79,747.2		1,077.1		48,819.8		129,644.1	2.7
Real Estate & Property Services		88,264.9		3,607.0		11,179.6		103,051.5	2.2
Iron & Steel		84,913.9		1,475.8		15,927.1		102,316.8	2.1
Others (none greater than 2%)		1,384,223.1		69,926.2		340,225.7		1,794,375.0	37.6

Total	Rs.	3,943,449.1	Rs.	195,058.9	Rs.	628,002.3	Rs.	4,766,510.3	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2016
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	670,622.8	Rs.	—	Rs.	21.6	Rs.	670,644.4	US$	10,122.9	11.1%
Activities allied to agriculture		550,848.4		—		1,616.2		552,464.6		8,339.1	9.3
Wholesale Trade		349,927.1		12,389.4		36,108.5		398,425.0		6,014.0	6.6
Services		306,593.9		3,425.4		22,997.3		333,016.6		5,026.7	5.5
Retail trade		253,373.6		4,721.8		8,747.7		266,843.1		4,027.8	4.4
Automobile & Auto Ancillary		199,606.7		11,092.6		16,579.9		227,279.2		3,430.6	3.8
NBFC/Financial Intermediaries		130,684.6		89,328.1		2,174.3		222,187.0		3,353.8	3.7
Land Transport		183,707.5		690.7		3,342.8		187,741.0		2,833.8	3.1
Engineering		95,022.6		9,122.4		67,166.1		171,311.1		2,585.8	2.8
Food & Beverage		152,253.7		3,235.9		7,814.2		163,303.8		2,465.0	2.7
Coal & Petroleum Products		46,279.5		5,173.9		108,033.7		159,487.1		2,407.4	2.6
Real Estate & Property Services		121,992.9		3,200.9		16,380.3		141,574.1		2,137.0	2.3
Iron & Steel		97,934.7		19,910.6		17,559.2		135,404.5		2,043.8	2.2
Power		103,437.7		15,770.2		23,495.7		142,703.6		2,154.0	2.4
Others (none greater than 2%)		1,730,548.7		119,179.1		405,326.1		2,255,053.9		34,038.5	37.5

Total	Rs.	4,992,834.4	Rs.	297,241.0	Rs.	737,363.6	Rs.	6,027,439.0	US$	90,980.2	100.0%

The Bank’s ten largest exposures as of March 31, 2015 and March 31, 2016, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2015
	Funded Exposure		Non-Funded Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	122,505.0	Rs.	290.5	Rs.	122,795.5
Borrower 2		25,516.9		55,571.8		81,088.7
Borrower 3		22,117.2		50,000.0		72,117.2
Borrower 4		65,000.0		16.3		65,016.3
Borrower 5		23,919.4		21,789.0		45,708.4
Borrower 6		38,545.2		2,068.5		40,613.7
Borrower 7		496.1		34,598.7		35,094.8
Borrower 8		35,000.0		—		35,000.0
Borrower 9		15,512.9		15,134.6		30,647.5
Borrower 10		15,338.0		15,127.9		30,465.9

	As of March 31, 2016
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	108,184.1	Rs.	180.1	Rs.	108,364.2	US$	1,635.7
Borrower 2		30,964.7		66,380.0		97,344.7		1,469.4
Borrower 3		43,112.6		32,000.0		75,112.6		1,133.8
Borrower 4		51,398.8		14,208.0		65,606.8		990.3
Borrower 5		65,000.0		17.1		65,017.1		981.4
Borrower 6		31,714.8		18,588.4		50,303.2		759.3
Borrower 7		7,098.0		34,471.8		41,569.8		627.5
Borrower 8		5,030.7		30,177.6		35,208.3		531.4
Borrower 9		35,000.0		—		35,000.0		528.3
Borrower 10		33,549.0		664.9		34,213.9		516.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2015		2016		2016
	(In millions)
Land and premises	Rs.	15,339.0	Rs.	16,225.4	US$	244.9
Software and systems		16,123.2		17,785.6		268.5
Equipment and furniture		49,270.1		55,013.0		830.4

Property and equipment, at cost		80,732.3		89,024.0		1,343.8
Less: Accumulated depreciation		47,376.4		53,344.3		805.2

Property and equipment, net	Rs.	33,355.9	Rs.	35,679.7	US$	538.6

Depreciation and amortization charged for the years ended March 31, 2014, March 31,2015 and March 31, 2016 was Rs. 6,980.3 million, Rs. 6,905.8 million and Rs. 7,427.5 million (US$ 112.1 million), respectively.

14. Goodwill and other intangible assets

Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 1,131.1 million) for the year ended March 31, 2015 and the year ended March 31, 2016. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2015 and March 31, 2016:

	As of March 31, 2015						As of March 31, 2016
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	US$	—
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		4,414.0		—		4,414.0		4,414.0		—		—
Favorable leases		543.0		531.0		12.0		543.0		538.0		5.0		0.1

Total	Rs.	16,002.0	Rs.	15,990.0	Rs.	12.0	Rs.	16,002.0	Rs.	15,997.0	Rs.	5.0	US$	0.1

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amortization charged for the years ended March 31, 2014, March 31, 2015 and March 31, 2016 was Rs. 1,538.5 million, Rs. 219.0 million and Rs. 7.0 million (US$ 0.1 million), respectively.

The estimated amortization expense for intangible assets for each of the five succeeding twelve months period is given in the table below:

	As of March 31,
	2016		2016
	(In millions)
To be amortized during the twelve months ending March 31:
2017	Rs.	3.0	US$	—
2018		1.0		—
2019		1.0		—
2020		—		—
2021		—		—

15. Other assets

Other assets include the following:

	As of March 31,
	2015		2016		2016
	(In millions)
Security deposits for leased property	Rs.	4,232.1	Rs.	4,626.8	US$	69.8
Sundry accounts receivable		12,492.3		17,405.1		262.7
Advance tax (net of provision for taxes)		14,703.2		17,156.8		259.0
Advances		2,682.1		3,670.2		55.4
Prepaid expenses		1,454.2		595.9		9.0
Restricted cash/securitization margin for credit enhancement and securitized transactions		3,197.0		4,138.6		62.5
Derivatives (refer to note 24)		72,415.7		85,223.0		1,286.4
Others		19,301.4		21,396.9		323.0

Total	Rs.	130,478.0	Rs.	154,213.3	US$	2,327.8

16. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2015 and March 31, 2016 were as follows:

	As of March 31,
	2015		2016		2016
	(In millions)
Interest-bearing:
Savings deposits	Rs.	1,249,266.1	Rs.	1,478,861.2	US$	22,322.4
Time deposits		2,519,412.7		3,096,553.3		46,740.5

Total interest-bearing deposits		3,768,678.8		4,575,414.5		69,062.9
Non-interest-bearing deposits		733,032.0		882,445.8		13,319.9

Total	Rs.	4,501,710.8	Rs.	5,457,860.3	US$	82,382.8

As of March 31, 2015 and March 31, 2016, time deposits of Rs. 1,737,103.7 million and Rs. 2,517,530.9 million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2015 and March 31, 2016, time deposits in excess of Rs. 0.1 million aggregated Rs. 2,365,836.3 million and Rs. 2,925,037.7 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2016, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2016
	(In millions)
Due to mature in the fiscal year ending March 31:
2017	Rs.	2,517,530.9	US$	38,000.5
2018		305,035.6		4,604.3
2019		152,273.2		2,298.5
2020		56,382.4		851.1
2021		41,872.3		632.0
Thereafter		23,458.9		354.1

Total	Rs.	3,096,553.3	US$	46,740.5

17. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2015 and March 31, 2016 were comprised of the following:

	As of,
	March 31, 2015		March 31, 2016		March 31, 2016
	(In millions)
Borrowed in the call market	Rs.	14,851.7	Rs.	15,792.8	US$	238.4
Term borrowings from institutions/banks		80,002.8		74,603.8		1,126.1
Foreign currency borrowings		119,337.4		163,165.8		2,462.9

Total	Rs.	214,191.9	Rs.	253,562.4	US$	3,827.4

Total borrowings outstanding:

Maximum amount outstanding	Rs.	276,731.0	Rs.	367,195.2	US$	5,542.6

Average amount outstanding	Rs.	143,975.8	Rs.	245,039.3	US$	3,698.7

Weighted average interest rate		3.0%		2.9%		2.9%

18. Long-term debt

Long-term debt as of March 31, 2015 and March 31, 2016 comprised of the following:

	As of
	March 31, 2015		March 31, 2016		March 31, 2016
	(In millions)
Subordinated debt	Rs.	175,849.0	Rs.	164,204.5	US$	2,478.6
Others		282,085.4		358,109.0		5,405.4

Total	Rs.	457,934.4	Rs.	522,313.5	US$	7,884.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long term debt as of March 31, 2015 and March 31, 2016 and the related contractual rates and maturity dates:

	Years ended March 31,
	2015				2016
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Lower Tier II
Fixed rate	2016 - 2025	6.00% to 10.70%	Rs.	133,440.0	2017-2025	6.00% to 10.70%	Rs.	121,420.0	US$	1,832.8
Upper Tier II
Fixed rate	2016 - 2021	8.70% to 10.85%		34,159.0	2017-2021	8.70% to 10.85%		34,159.0		515.6
Variable rate	2016 - 2017	USD LIBOR+1.2%		6,250.0	2017	USD LIBOR+1.2%		6,625.5		100.0
Perpetual debt	2016 - 2017	9.92%		2,000.0	2017-2018	9.92%		2,000.0		30.2
Others*

Variable rate—(1)	2016 - 2018	1.50% to 2.59%		49,375.0	2017-2020	1.08% to 4.30%		63,207.3		954.0

Variable rate—(2)	2016 - 2019	9.95% to 10.55%		72,737.8	2017-2020	9.40% to 11.05%		74,787.4		1,128.9
Fixed rate—(1)	2016 - 2025	8.45% to 10.81%		83,950.0	2017-2026	8.27% to 10.81%		142,750.0		2,154.7
Fixed rate—(2)	2016 - 2018	1.11% to 4.30%		76,022.6	2017-2018	1.20% to 4.30%		77,364.3		1,167.8

Total			Rs.	457,934.4			Rs.	522,313.5	US$	7,884.0

*	Variable rate (1) and fixed rate (2) represent foreign currency debt

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2016
	(In millions)
Due in the twelve months ending March 31:
2017	Rs.	118,783.7	US$	1,793.0
2018		83,540.0		1,261.0
2019		91,670.0		1,383.7
2020		21,515.3		324.8
2021		—		—
Thereafter (1)		204,804.5		3,091.4

Total	Rs.	520,313.5	US$	7,853.9

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 2.0 billion.

During the year ended March 31, 2016 the Bank issued subordinated debt qualifying for Lower Tier II capital, under RBI regulatory guidelines, amounting to nil (previous period Rs. 5,000 million) and raised other long term debt Rs. 129,121.4 million (previous period Rs. 99,257.6 million).

As of March 31, 2015 and March 31, 2016, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 125,397.6 million and Rs. 140,571.6 million, respectively, and functional currency borrowings aggregating to Rs. 156,687.8 million and Rs. 217,537.4 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2015		2016		2016
	(In millions)
Bills payable	Rs.	60,853.2	Rs.	73,785.0	US$	1,113.7
Remittances in transit		17,791.9		25,641.8		387.0
Accrued expenses		20,468.3		27,224.7		410.9
New account deposits		12,966.3		4,935.7		74.5
Accounts payable		26,785.7		36,181.4		546.1
Derivatives (refer to note 24)		71,767.5		78,582.4		1,186.1
Others		40,288.7		38,596.6		582.7

Total	Rs.	250,921.6	Rs.	284,947.6	US$	4,301.0

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2015 and March 31, 2016 was Rs. 285.6 million and Rs. 299.2 million (US$ 4.5 million), respectively.

20. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after tax for the years ended March 31, 2015 and March 31, 2016.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2014	Rs.	(12,064.9)	Rs.	474.5	Rs.	(11,590.4)
Net unrealized gain/(loss) arising during the period		22,188.9		92.9		22,281.8
Amounts reclassified to income		135.0		—		135.0

Balance, March 31, 2015	Rs.	10,259.0	Rs.	567.4	Rs.	10,826.4

Balance, March 31, 2015	Rs.	10,259.0	Rs.	567.4	Rs.	10,826.4
Net unrealized gain/(loss) arising during the period		4,562.9		240.3		4,803.2
Amounts reclassified to income		(4,114.3)		—		(4,114.3)

Balance, March 31, 2016	Rs.	10,707.6	Rs.	807.7	Rs.	11,515.3

Balance, March 31, 2016	US$	161.6	US$	12.2	US$	173.8

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related tax effect for period ended March 31, 2015 and March 31, 2016.

	As of March 31,
	2015		2016		2016
	(In millions)
Available for sale securities:

Realized (gain)/loss on sales of available for sale securities, net	Rs.	202.7	Rs.	(6,346.6)	US$	(95.8)
Other than temporary impairment losses on available for sale securities		1.8		54.9		0.8

Total before tax	Rs.	204.5	Rs.	(6,291.7)	US$	(95.0)
Income tax		(69.5)		2,177.4		32.9

Net of tax	Rs.	135.0	Rs.	(4,114.3)	US$	(62.1)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2014		2015		2016		2016
	(In millions)
Current income tax expense	Rs.	44,324.2	Rs.	54,954.4	Rs.	68,947.3	US$	1,040.7
Deferred income tax (benefit) expense*		(1,994.6)		(352.1)		(1,410.4)		(21.3)
Interest on income tax refund		(25.4)		(82.4)		—		—

Income tax expense	Rs.	42,304.2	Rs.	54,519.9	Rs.	67,536.9	US$	1,019.4

*	Includes deferred income tax benefits on the amortization of intangible assets of Rs. 495.6 million, Rs. 74.4 million and Rs. 2.4 million for fiscals March 31, 2014, March 31, 2015 and March 31, 2016, respectively.

Pretax income and income tax expense are substantially all from India

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2014		2015		2016		2016
	(In millions)
Income before income tax expense	Rs.	121,750.4	Rs.	154,024.6	Rs.	185,586.8	US$	2,801.3
Statutory income tax rate		33.99%		33.99%		34.61%		34.61%
Expected income tax expense		41,383.0		52,353.0		64,227.9		969.5
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund, net of tax effect		(16.8)		(54.4)		—		—
Nondeductible stock-based compensation		1,867.9		3,106.3		4,358.5		65.8
Income exempt from taxes		(450.9)		(1,026.6)		(1,140.5)		(17.2)
Effect of change in statutory tax rate		(606.6)		—		(274.3)		(4.1)
Other, net		127.6		141.6		365.3		5.4

Income tax expense	Rs.	42,304.2	Rs.	54,519.9	Rs.	67,536.9	US$	1,019.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2015		2016		2016
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	12,576.7	Rs.	14,396.4	US$	217.3
Investments, others		4.6		—		—
Derivatives		820.9		497.2		7.5
Employee benefits		1,225.8		1,579.6		23.8
Others		3,212.8		3,146.1		47.6

Deferred tax asset		17,840.8		19,619.3		296.2

Taxable temporary differences:
Property and equipment		891.3		935.2		14.1
Loan origination cost		1,944.9		2,291.2		34.6
Investments, others		—		117.3		1.8
Unrealized gain on securities available for sale		5,209.8		5,583.4		84.3
Intangible assets		4.1		1.7		—

Deferred tax liability		8,050.1		8,928.8		134.8

Net deferred tax asset (liability)	Rs.	9,790.7	Rs.	10,690.5	US$	161.4

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future pretax income. The total unrecognized tax benefit as on March 31, 2015 and March 31, 2016 is Rs. 648.3 million and Rs. 648.3 million, respectively. The Bank recognised interest income but no interest expense or penalty for the years ended March 31, 2014 and March 31, 2015. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax authorities) is pending from fiscal 2014 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
	2015		2016		2016
	(In millions)
Opening balance	Rs.	648.3	Rs.	648.3	US$	9.8
Increase/(decrease) related to prior year tax positions		—		—		—

Closing balance	Rs.	648.3	Rs.	648.3	US$	9.8

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense provisions by Rs. 648.3 million as of March 31, 2016 and thereby would affect the Bank’s effective tax rate.

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

Employees Stock Option Scheme(ESOP):

The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D” and in June 2010 Plan “E” of the Employees’ Stock Option Scheme (the “Plan”). The Bank reserved 50.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D” the Bank reserved 75.0 million equity shares with an aggregate nominal value of Rs.150.0 million and under Plan “E” the Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 200.0 million. The annual general meeting held on June 27, 2013, approved Plan “F” and reserved 100.0 million equity shares with aggregate nominal value of Rs. 200.0 million for grant under this plan. Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share

Plan A provides for the issuance of options at the recommendation of the Compensation Committee of the Board (the “Compensation Committee”) at an average of the daily closing prices on the Mumbai Stock Exchange during the 60 days preceding the date of grant of options, which was the minimum prescribed option price under regulations then issued by the Securities and Exchange Board of India (“SEBI”). Presently, there are no stock options issued and outstanding under Plan A.

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

On July 26, 2014, the Compensation Committee of the Board approved, under plan F, the grant of 574,000 options (Scheme XXIII) and 41,085,000 options (Scheme XXIV) to the employees of the Bank, respectively. On August 8, 2015, the Compensation Committee of the Board approved, under plan F, the grant of 44,833,200 options (Scheme XXV) to the employees of the Bank. On October 20, 2015, the Compensation Committee of the Board approved the grant of 3,000 options (Scheme XXVI) to an employee of the Bank.

Modification of employee stock option schemes

During the period ended March 31, 2014, March 31, 2015 and March 31, 2016, there were no modifications to employee stock option schemes.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2014	2015	2016
Dividend yield	0.81%-0.83%	0.82%	0.73%
Expected volatility	28.57%-41.52%	24.30%-32.00%	23.29%-26.46%
Risk-free interest rate	8.21%-9.08%	8.42%-8.63%	7.71%-8.07%
Expected term (in years)	3.81-5.44	4.13-5.45	4.21-5.66

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted years ending March 31,
	2014	2015	2016
Options available to be granted, beginning of period*	58,080,400	112,121,300	72,847,350
Equity shares allocated for grant under the plan	100,000,000	—	—
Options granted	(47,060,000)	(41,659,000)	(44,836,200)
Forfeited/lapsed*	1,100,900	2,385,050	3,523,700

Options available to be granted, end of period	112,121,300	72,847,350	31,534,850

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/ lapse are not available for re-issue.

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2014			2015			2016
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	65,443,045	Rs.	417.32	92,476,600	Rs.	556.06	109,033,000	Rs.	683.16
Granted	47,060,000		679.99	41,659,000		835.50	44,836,200		1,092.65
Exercised	*(18,903,115)		382.63	(22,700,740)		438.50	(21,691,200)		563.78
Forfeited	(1,017,800)		618.30	(2,296,500)		761.32	(3,466,800)		900.81
Lapsed	(105,530)		247.18	(105,360)		368.42	(56,900)		546.78

Options outstanding, end of period	92,476,600	Rs.	556.06	109,033,000	Rs.	683.16	128,654,300	Rs.	840.19

Options exercisable, end of period	46,137,600	Rs.	431.59	41,871,400	Rs.	537.99	49,681,000	Rs.	661.84

Weighted average fair value of options granted during the year		Rs.	258.53		Rs.	302.31		Rs.	377.69

*	As of March 31, 2014 excludes 728,290 options of equity shares allotted which were exercised in previous year.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about stock options outstanding as of March 31, 2016:

		As of March 31, 2016
Plan	Range of exercise price	Number Of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.680.00 to Rs.835.50 (or US$ 10.26 to US$ 12.61)	5,740,800	3.34	Rs.	693.00
Plan D	Rs.680.00 (or US$ 10.26)	5,133,900	3.32		680.00
Plan E	Rs.440.16 to Rs.680.00 (or US$ 6.64 to US$ 10.26)	37,850,200	2.49		598.71
Plan F	Rs.835.50 to Rs. 1,097.80 (or US$ 12.61 to US$ 16.57)	79,929,400	4.80		975.41

The intrinsic value, of options exercised during the year ended March 31, 2014, March 31, 2015 and March 31, 2016 at grant date was Rs. 129.7 million, Rs. 122.1 million and Rs. 66.7 million, respectively and at exercise date was Rs. 5,359.2 million, Rs. 9,662.4 million and Rs. 11,005.5 million, respectively. The aggregate intrinsic value as of grant date and as at March 31, 2016 attributable to options which are outstanding as on March 31, 2016 was Rs. 169.6 million (previous year Rs. 236.5 million) and Rs. 30,648.5 million (previous year Rs. 37,020.7 million), respectively. The aggregate intrinsic value as at grant date and as at March 31, 2016 attributable to options exercisable as on March 31, 2016 was Rs. 169.6 million (previous year Rs. 236.5 million) and was Rs. 20,334.8 million (previous year Rs. 20,295.7 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 5,495.5 million, Rs. 9,138.8 million and Rs. 12,593.8 million during the years ended March 31, 2014, March 31, 2015 and March 31, 2016, respectively. There is no tax benefit recognized associated with share based compensation expense. As of March 31, 2016, there were 78,973,300 (previous year 67,161,600) unvested options with weighted average exercise price of Rs. 952.4 (previous year Rs. 773.7) and aggregate intrinsic value at grant date and as at March 31, 2016, was nil (previous year nil) and was Rs. 10,313.7 million (previous year Rs. 16,725.1 million), respectively. As at March 31, 2016, the total estimated compensation cost to be recognized in future periods was Rs. 11,752.8 million (previous year Rs. 8,515.3 million). This is expected to be recognized over a weighted average period of 0.7 years.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2015 and March 31, 2016:

	As of March 31,
	2015		2016		2016
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	2,374.3	Rs.	3,105.9	US$	46.9
Service cost		504.7		513.3		7.7
Interest cost		182.4		256.1		3.9
Actuarial(gains)/ losses		204.4		(41.7)		(0.6)
Benefits paid		(159.9)		(243.0)		(3.7)

Projected benefit obligation, end of the period		3,105.9		3,590.6		54.2

Change in plan assets:
Fair value of plan assets, beginning of the period		1,726.0		2,428.8		36.7
Expected return on plan assets		166.2		212.3		3.2
Actuarial gains/(losses)		213.5		(136.9)		(2.1)

Actual return on plan assets		379.7		75.4		1.1
Employer contributions		483.0		618.1		9.4
Benefits paid		(159.9)		(243.0)		(3.7)

Fair value of plan assets, end of the period		2,428.8		2,879.3		43.5

Funded Status	Rs.	(677.1)	Rs.	(711.3)	US$	(10.7)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs.479.5 million. The accumulated benefit obligation as of March 31, 2015 and March 31, 2016 was Rs. 1,680.6 million and Rs. 2,137.2 million, respectively. The vested accumulated benefit obligation as on March 31, 2015 and March 31, 2016 was Rs. 1,137.8 million and Rs. 1,680.6 million, respectively.

Net gratuity cost for the years ended March 31, 2014, March 31, 2015 and March 31, 2016 was comprised of the following components:

	Fiscal years ended March 31,
	2014		2015		2016		2016
	(In millions)
Service cost	Rs.	388.8	Rs.	504.7	Rs.	513.3	US$	7.7
Interest cost		178.7		182.4		256.1		3.9
Expected return on plan assets		(121.1)		(166.2)		(212.3)		(3.2)
Actuarial (gains)/losses		(120.4)		(9.1)		95.2		1.5

Net gratuity cost	Rs.	326.0	Rs.	511.8	Rs.	652.3	US$	9.9

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2014	2015	2016
	(% per annum)
Discount rate*	9.0	8.0	8.6
Rate of increase in compensation levels of covered employees	8.5	8.0	8.0
Rate of return on plan assets	8.0	8.0	8.0

Mortality rates used are based on the published “Indian Assured Lives Mortality (2006-2008) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2017	Rs.	158.2
2018		177.9
2019		227.9
2020		241.5
2021		258.1
2022 - 2026		1,183.5

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2016

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2016, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2016
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	63.0%	29.5%	35.4%
Debenture and bonds	25.8%	18.7%	50.4%
Equity securities	7.0%	47.5%	—
Other	4.2%	4.3%	14.3%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2016 are provided separately.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2015 and March 31, 2016:

	As of March 31,
	2015		2016		2016
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	588.9	Rs.	574.4	US$	8.7
Service cost		10.2		9.9		0.1
Interest cost		43.7		44.9		0.7
Actuarial (gains)/losses		11.0		169.4		2.6
Benefits paid		(79.4)		(101.8)		(1.5)

Projected benefit obligation, end of the period		574.4		696.8		10.6

Change in plan assets:
Fair value of plan assets, beginning of the period		479.9		419.1		6.3
Expected return on plan assets		36.0		32.1		0.5
Actuarial gains/(losses)		(23.8)		14.3		0.2

Actual return on plan assets		12.2		46.4		0.7
Employer contributions		6.4		20.1		0.3
Benefits paid		(79.4)		(101.8)		(1.5)

Fair value of plan assets, end of the period		419.1		383.8		5.8

Funded Status	Rs.	(155.3)	Rs.	(313.0)	US$	(4.8)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 140.0 million. The accumulated benefit obligation as of March 31, 2015 and March 31, 2016 was Rs. 339.6 million and Rs. 431.6 million, respectively. The vested accumulated benefit obligation as of March 31, 2015 and March 31, 2016 was Rs. 223.3 million and Rs. 409.2 million, respectively.

Net pension cost for the year ended March 31, 2014, March 31, 2015 and March 31, 2016 was comprised of the following components:

	As of March 31,
	2014		2015		2016		2016
	(in millions)
Service cost	Rs.	7.7	Rs.	10.2	Rs.	9.9	US$	0.1
Interest cost		48.4		43.7		44.9		0.7
Expected return on plan assets		(38.7)		(36.0)		(32.1)		(0.5)
Actuarial (gains)/losses		5.2		34.8		155.1		2.4

Net pension cost	Rs.	22.6	Rs.	52.7	Rs.	177.8	US$	2.7

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2014	2015	2016
	(% per annum)
Discount rate*	9.0	8.0	8.6
Rate of increase in compensation levels of covered employees	8.5	8.0	8.0
Rate of return on plan assets	8.0	8.0	8.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2006-2008) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2017	Rs.	155.8
2018		120.1
2019		112.9
2020		85.3
2021		63.4
2022-2026		173.4

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2016.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2016 is as follows:

Asset category	Funds managed by trust
Government securities	6.5%
Debenture and bonds	83.5%
Other	10.0%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 32 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2015 and March 31, 2016 are summarized in the table below.

	As of March 31, 2015						As of March 31, 2016
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	489.2	Rs.	—	Rs.	—	Rs.	431.2
Funds managed by insurance company (2)		—		1,688.6		—		—		2,202.1		—
Funds managed by trust
— Government securities		—		130.2		—		—		112.1		—
— Debenture and bonds		—		440.9		—		—		444.4		—
— Others		99.0		—		—		73.3		—		—

Total	Rs.	99.0	Rs.	2,259.7	Rs.	489.2	Rs.	73.3	Rs.	2,758.6	Rs.	431.2

							US$	1.1	US$	41.6	US$	6.5

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2015 and 2016.

	Funds managed by Insurance companies as of March 31,
	2015		2016		2016
	(In millions)
Particular
Opening balance	Rs.	404.0	Rs.	489.2	US$	7.4
Realized interest credited to fund		—		53.3		0.8
Contribution during the period		140.8		61.6		0.9
Amount paid towards claim		(55.6)		(172.9)		(2.6)

Closing balance	Rs.	489.2	Rs.	431.2	US$	6.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 432.2 million, Rs. 536.8 million and Rs. 565.4 million to the superannuation plan for the years ended March 31, 2014, March 31, 2015 and March 31, 2016, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 1,433.4 million, Rs. 1,600.2 million and Rs. 1,889.4 million to the provident fund for the years ended March 31, 2014, March 31, 2015 and March 31, 2016, respectively.

Compensated absences

The Bank has provided for unutilized leave balances as on March 31, 2016 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.

24. Financial instruments

Foreign exchange and derivative contracts

The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2015 and March 31, 2016, together with the fair values on each reporting date.

	As of March 31, 2015
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)

Interest rate derivatives	Rs.	2,210,332.2	Rs.	6,959.2	Rs.	7,289.0	Rs.	(329.8)
Forward rate agreements		8,098.5		2.5		2.6		(0.1)
Currency options		144,827.2		952.5		1,062.1		(109.6)
Currency swaps		70,521.8		4,225.2		3,093.3		1,131.9
Forward exchange contracts		6,740,520.9		60,276.3		60,320.5		(44.2)

Total	Rs.	9,174,300.6	Rs.	72,415.7	Rs.	71,767.5	Rs.	648.2

	As of March 31, 2016
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)

Interest rate derivatives	Rs.	2,203,083.9	Rs.	9,007.6	Rs.	9,620.6	Rs.	(613.0)	US$	33,254.1	US$	(9.2)
Forward rate agreements		4,292.5		3.0		3.1		(0.1)		64.8		—
Currency options		252,982.7		1,359.3		1,836.7		(477.4)		3,818.6		(7.2)
Currency swaps		110,112.4		5,423.7		3,359.7		2,064.0		1,662.1		31.2
Forward exchange contracts		5,290,757.7		69,429.4		63,762.3		5,667.1		79,860.5		85.5

Total	Rs.	7,861,229.2	Rs.	85,223.0	Rs.	78,582.4	Rs.	6,640.6	US$	118,660.1	US$	100.3

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in earnings. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2014		2015		2016		2016
	(In millions)
Interest rate derivatives	Rs.	(1,768.7)	Rs.	(383.4)	Rs.	(1,063.1)	US$	(16.0)
Forward rate agreements		—		3.0		2.1		—
Currency options		250.0		303.0		413.4		6.2
Currency swaps		662.6		151.3		829.5		12.5
Forward exchange contracts		975.6		(7,466.9)		14,885.3		224.7

Total gains/(losses)	Rs.	119.5	Rs.	(7,393.0)	Rs.	15,067.2	US$	227.4

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

	As of March 31, 2015
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	72,415.7	Rs.	—	Rs.	72,415.7	Rs.	53,534.5	Rs.	2,761.7	Rs.	16,119.5
Securities purchased under agreements to resell		1,592.6		—		1,592.6		—		1,592.6		—
Financial liabilities
Derivative liabilities	Rs.	71,767.5	Rs.	—	Rs.	71,767.5	Rs.	53,534.5	Rs.	390.8	Rs.	17,842.2
Securities sold under repurchase agreements		50,000.0		—		50,000.0		—		50,000.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2016
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	85,223.0	Rs.	—	Rs.	85,223.0	Rs.	60,816.4	Rs.	4,181.1	Rs.	20,225.5	US$	305.3
Securities purchased under agreements to resell		1,019.9		—		1,019.9		—		1,019.9		—		—
Financial liabilities
Derivative liabilities	Rs.	78,582.4	Rs.	—	Rs.	78,582.4	Rs.	60,816.4	Rs.	83.4	Rs.	17,682.6	US$	266.9
Securities sold under repurchase agreements		306,060.0		—		306,060.0		—		306,060.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case by case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 16.9 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10 the Bank has recognized a liability of Rs. 1,509.7 million and Rs. 1,872.5 million as of March 31, 2015 and March 31, 2016, respectively, in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, the Bank has recognized a liability of Rs. 973.3 million and Rs. 917.7 million as of March 31, 2015 and March 31, 2016, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2015		2016		2016
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	160,779.8	Rs.	194,250.1	US$	2,932.1
Performance guarantees		114,906.3		140,364.7		2,118.7
Documentary credits		279,900.5		317,525.8		4,792.8

Total	Rs.	555,586.6	Rs.	652,140.6	US$	9,843.6

Estimated fair values:
Guarantees	Rs.	(1,509.7)	Rs.	(1,872.5)	US$	(28.3)
Documentary credits		(249.0)		(326.1)		(4.9)

Total	Rs.	(1,758.7)	Rs.	(2,198.6)	US$	(33.2)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 78.6 billion as of March 31, 2016. Other property or security may also be available to the Bank to cover losses under these guarantees.

Loan sanction letters

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 628.1 billion and Rs. 429.7 billion (US$ 6.5 billion) as of March 31, 2015 and March 31, 2016, respectively. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 1,001.6 billion and Rs. 1,629.8 billion (US$ 24.6 billion) as of March 31, 2015 and March 31, 2016, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2015 and March 31, 2016. The estimated fair value amounts as of March 31, 2015 and March 31, 2016 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

Financial instruments valued at carrying value

The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, non-interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, acceptances, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.

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

Loans

The fair values of consumer installment loans and other consumer loans that do not reprice or mature frequently are estimated using discounted cash flow models. The discount rates are based on internal models. The fair value of loans would decrease (increase) in value based upon an increase (decrease) in discount rate. Since substantially all individual lines of credit and other variable rate consumer loans reprice frequently, with interest rates reflecting current market pricing, the carrying values of these loans approximate their fair values.

The fair values of commercial loans that do not reprice or mature within relatively short time frames are estimated using discounted cash flow models. The discount rates are based on internal models. The fair value of loans would decrease (increase) in value based upon an increase (decrease) in discount rate. For commercial loans that reprice within relatively short time frames, the carrying values approximate their fair values.

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

Derivatives

See note 24

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2015										March 31, 2016
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	341,124.3	Rs.	341,124.3	Rs.	—	Rs.	—	Rs.	341,124.3	Rs.	377,671.7	Rs.	377,671.7	Rs.	—	Rs.	—	Rs.	377,671.7	US$	5,700.7	US$	5,700.7
Term placements		169,989.5		—		169,990.7		—		169,990.7		148,899.8		—		148,799.4		—		148,799.4		2,247.5		2,246.0
Investments held for trading		61,292.8		—		61,292.8		—		61,292.8		71,860.9		4,850.7		67,010.2		—		71,860.9		1,084.7		1,084.7
Investments available for sale*		1,503,708.4		105,008.8		1,382,450.2		16,249.4		1,503,708.4		1,877,975.6		44,045.7		1,816,921.8		17,008.1		1,877,975.6		28,346.8		28,346.8
Securities purchased under agreements to resell		1,592.6		—		1,592.6		—		1,592.6		1,019.9		—		1,019.9		—		1,019.9		15.4		15.4
Loans		3,896,115.0		—		1,190,272.3		2,726,798.2		3,917,070.5		4,935,474.3		—		1,489,193.0		3,475,164.4		4,964,357.4		74,497.7		74,933.7
Accrued interest receivable		45,705.0		—		45,705.0		—		45,705.0		58,276.4		—		58,276.4		—		58,276.4		879.6		879.6
Other assets		109,722.4		—		108,346.3		—		108,346.3		132,220.5		—		130,716.0		—		130,716.0		1,995.8		1,973.1
Financial Liabilities:
Interest-bearing deposits		3,768,678.8		—		3,766,754.6		—		3,766,754.6		4,575,414.5		—		4,607,536.5		—		4,607,536.5		69,062.9		69,547.7
Non-interest-bearing deposits		733,032.0		—		733,032.0		—		733,032.0		882,445.8		—		882,445.8		—		882,445.8		13,319.9		13,319.9
Securities sold under repurchase agreements		50,000.0		—		50,000.0		—		50,000.0		306,060.0		—		306,060.0		—		306,060.0		4,619.8		4,619.8
Short-term borrowings		214,191.9		—		214,448.4		—		214,448.4		253,562.4		—		251,572.8		—		251,572.8		3,827.4		3,797.3
Accrued interest payable		32,689.5		—		32,689.5		—		32,689.5		41,184.3		—		41,184.3		—		41,184.3		621.6		621.6
Long-term debt		457,934.4		—		466,351.5		—		466,351.5		522,313.5		—		587,196.0		—		587,196.0		7,884.0		8,863.3
Accrued expenses and other liabilities		200,563.5		—		200,563.5		—		200,563.5		229,628.0		—		229,628.0		—		229,628.0		3,466.1		3,466.1

*	excluding investments carried at cost Rs. 708.8 million (US$10.7 million) (as at March 31, 2015, Rs.704.4 million)

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Segment information

The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in Note 2. Substantially all operations and assets are based in India.

The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and grant loans, provides credit cards and debit cards, distributes third-party financial products, such as mutual funds and insurance, and provides advisory services to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking and advisory services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.

The wholesale banking segment provides loans and transaction services to corporate customers. As discussed above, loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes are included in the retail banking segment. Revenues of the wholesale banking segment consist of interest earned on loans given to corporate customers, investment income from credit substitutes, interest earned on the cash float arising from transaction services, fees from such transaction services and profits from foreign exchange and derivative transactions with wholesale banking customers. The principal expenses of the segment consist of interest expense on funds borrowed from other segments, premises expenses, personnel costs, other direct overheads and allocated expenses.

The treasury services segment undertakes trading operations on proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on proprietary account and customer flows and borrowings. Revenues of the treasury services segment primarily consist of fees and gains and losses from trading operations and of net interest revenue/expense from investments in government securities and borrowings. Revenues from foreign exchange and derivative operations and customer flows are classified under the retail or wholesale segments depending on the profile of the customer.

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

Summarized segment information for the years ended March 31, 2014, March 31, 2015 and March 31, 2016:

	Fiscal years ended March 31,
	2014								2015
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	105,479.2	Rs.	82,160.1	Rs.	4,932.8	Rs.	192,572.1	Rs.	110,165.3	Rs.	108,033.7	Rs.	17,977.3	Rs.	236,176.3
Net interest income/(expense) (Internal)		46,099.3		(48,923.0)		2,823.7		—		74,670.9		(67,529.7)		(7,141.2)		—
Net interest revenue		151,578.5		33,237.1		7,756.5		192,572.1		184,836.2		40,504.0		10,836.1		236,176.3
Less: Provision for credit losses		14,942.4		2,485.7		—		17,428.1		12,355.4		4,644.8		—		17,000.2

Net interest revenue, after allowance for credit losses		136,636.1		30,751.4		7,756.5		175,144.0		172,480.8		35,859.2		10,836.1		219,176.1
Non-interest revenue		62,670.8		8,551.4		(387.7)		70,834.5		73,189.9		9,557.4		(2,925.8)		79,821.5
Non-interest expense		(116,511.1)		(6,354.4)		(1,362.6)		(124,228.1)		(132,305.4)		(11,547.9)		(1,119.7)		(144,973.0)

Income before income tax	Rs.	82,795.8	Rs.	32,948.4	Rs.	6,006.2	Rs.	121,750.4	Rs.	113,365.3	Rs.	33,868.7	Rs.	6,790.6	Rs.	154,024.6

Income tax expense							Rs.	42,304.2							Rs.	54,519.9

Segment assets:
Segment total assets	Rs.	2,838,734.3	Rs.	1,776,968.9	Rs.	509,704.1	Rs.	5,125,407.3	Rs.	3,528,407.2	Rs.	2,248,913.1	Rs.	481,695.5	Rs.	6,259,015.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31
	2016
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)

Net interest income/(expense) (External)	Rs.	143,024.7	Rs.	127,326.0	Rs.	22,010.8	Rs.	292,361.5	US$	4,413.0
Net interest income/(expense) (Internal)		94,302.1		(88,187.6)		(6,114.5)		—		—
Net interest revenue		237,326.8		39,138.4		15,896.3		292,361.5		4,413.0
Less: Provision for credit losses		19,103.0		2,428.3		—		21,531.3		325.0

Net interest revenue, after allowance for credit losses		218,223.8		36,710.1		15,896.3		270,830.2		4,088.0
Non-interest revenue		85,999.6		11,630.8		(796.5)		96,833.9		1,461.6
Non-interest expense		(167,739.7)		(13,149.2)		(1,188.4)		(182,077.3)		(2,748.3)

Income before income tax	Rs.	136,483.7	Rs.	35,191.7	Rs.	13,911.4	Rs.	185,586.8	US$	2,801.3
Income tax expense							Rs.	67,536.9	US$	1,019.4

Segment assets:
Segment total assets	Rs.	4,534,800.3	Rs.	2,741,500.9	Rs.	460,422.1	Rs.	7,736,723.3	US$	116,780.7

27. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2015 and March 31, 2016 aggregated Rs. 3,260.4 million and Rs. 3,706.4 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2016 aggregated to Rs. 6,909.6 million (previous year Rs. 3,964.8 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease commitments

The Bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal at the option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of March 31,
	2014		2015		2016		2016
	(In millions)

The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	7,655.7	Rs.	8,974.5	Rs.	10,464.6	US$	158.0

The future minimum lease payments as of March 31, 2016 were as follows:

Year ending March 31,	Payments
	(In millions)
2017	Rs.	9,333.0	US$	140.9
2018		8,668.9		130.9
2019		7,840.4		118.3
2020		6,940.8		104.8
2021		6,182.5		93.3
Thereafter		25,753.3		388.7

Total	Rs.	64,718.9	US$	976.9

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

Reward points

The movement in provision for credit card and debit card reward points as of March 31, 2015 and March 31, 2016 is as follows:.

	As of March 31,
	2015		2016		2016
	(In millions)
Opening provision of reward points	Rs.	1,509.1	Rs.	2,000.7	US$	30.2
Provision made during the year		1,066.8		1,482.7		22.4
Utilization/write back of provision		(637.6)		(732.1)		(11.1)

Effect of change in rate of accrual of reward points		(408.3)		202.0		3.0
Effect of change in cost of reward points		470.7		110.3		1.7

Closing provision of reward points	Rs.	2,000.7	Rs.	3,063.6	US$	46.2

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances payable to related parties are as follows:

	As of March 31,
	2015						2016
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	11,333.1	Rs.	6,902.2	Rs.	18,235.3	Rs.	43,353.7	Rs.	6,827.2	Rs.	50,180.9	US$	757.4
Balances in interest-bearing deposits		10,701.3		1,482.7		12,184.0		701.9		1,176.9		1,878.8		28.4
Accrued expenses and other liabilities		192.5		—		192.5		269.3		—		269.3		4.1

Total	Rs.	22,226.9	Rs.	8,384.9	Rs.	30,611.8	Rs.	44,324.9	Rs.	8,004.1	Rs.	52,329.0	US$	789.9

Balances receivable from related parties are as follows:

	As of March 31,
	2015						2016
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	267.7	Rs.	267.7	Rs.	—	Rs.	38.2	Rs.	38.2	US$	0.6
Other assets		150.4		443.3		593.7		164.5		893.5		1,058.0		16.0

Total	Rs.	150.4	Rs.	711.0	Rs.	861.4	Rs.	164.5	Rs.	931.7	Rs.	1,096.2	US$	16.6

Purchase of property and equipment from related parties for the years ended March 31, 2015 and 2016 were nil. Purchase and sale of investments from Others for the year ended March 31, 2016 were Rs. 35,658.9 million (previous year Rs. 9,326.3 million) and Rs. 3,407.1 million (previous year Rs. 3,374.1 million), respectively. Investment of Others in the Bank’s tier II bonds for the year ended March 31, 2016 were Rs. 900.0 million (previous year Rs. 900.0 million).

Included in the determination of net income are the following significant transactions with related parties:

	March 31,
	2014						2015						2016
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	1,308.1	Rs.	5,351.6	Rs.	6,659.7	Rs.	1,443.7	Rs.	7,108.8	Rs.	8,552.5	Rs.	1,788.3	Rs.	9,578.1	Rs.	11,366.4	US$	171.6
Interest and Dividend revenue		—		110.8		110.8		—		73.4		73.4		—		22.9		22.9		0.3
Interest expense-Deposits		(88.3)		(199.6)		(287.9)		(76.0)		(224.8)		(300.8)		(72.5)		(212.8)		(285.3)		(4.3)
Non-interest expense-Administrative and other		(839.9)		(1,680.0)		(2,519.9)		(1,377.9)		(1,023.0)		(2,400.9)		(2,451.6)		(1,343.1)		(3,794.7)		(57.3)
Non-interest expense-Premises and equipment		(17.2)		(11.7)		(28.9)		(20.4)		(7.2)		(27.6)		(20.5)		(7.6)		(28.1)		(0.4)

Other transactions with principal owners are as follows:

During the years ended March 31, 2015 and March 31, 2016, the Bank purchased home loans aggregating Rs. 82,492.1 million and Rs. 127,733.7 million, respectively. Dividends paid to HDFC Limited during the years ended March 31, 2015 and March 31, 2016 were Rs. 2,693.5 million and Rs. 3,145.7 million, respectively. The Bank also enters into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2016 was Rs. 4,912.1 million (previous year Rs. 1,000.0 million) and Rs. 99.5 million (previous year Rs. 18.0 million), respectively. During the year ended 2016, the Bank subscribed to debt securities of Rs. 14,150.0 million (previous year nil) issued by HDFC Limited.

During the year ended March 31, 2016, the Bank issued Guarantees on behalf of Principal owner and Others for Rs. 1.4 million (previous year Rs.1.1 million) and for Rs. 13.4 million (previous year Rs. 13.4 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 30.7 million and 28.4 million were excluded from the calculation of diluted earnings per share for the years ended March 31, 2015 and March 31, 2016, respectively, as these were anti-dilutive.

	As of March 31,
	2014	2015	2016
Weighted average number of equity shares used in computing basic earnings per equity share	2,390,295,703	2,423,777,245	2,517,429,120
Effect of potential equity shares for stock options outstanding	17,849,608	23,563,558	27,938,561

Weighted average number of equity shares used in computing diluted earnings per equity share	2,408,145,311	2,447,340,803	2,545,367,681

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2014		2015		2016		2016
Basic earnings per share	Rs.	33.18	Rs.	40.94	Rs.	46.84	US$	0.71
Effect of potential equity shares for stock options outstanding		0.24		0.39		0.51		0.01

Diluted earnings per share	Rs.	32.94	Rs.	40.55	Rs.	46.33	US$	0.70

Basic earnings per ADS	Rs.	99.54	Rs.	122.82	Rs.	140.52	US$	2.13
Effect of potential equity shares for stock options outstanding		0.72		1.17		1.53		0.03

Diluted earnings per ADS	Rs.	98.82	Rs.	121.65	Rs.	138.99	US$	2.10

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2016 cannot exceed 35% of net income of Rs. 122,962.1 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2014, March 31, 2015 and March 31, 2016 were Rs. 6.85, Rs. 8.00 and Rs. 9.50 per equity share, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-deposit taking non-bank finance company and a subsidiary of the Bank. As at March 31, 2016, the stake-holding of the Bank in HDBFSL was 97.3%. The financial statements of HDBFSL are consolidated.

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2016 the Bank holds a 97.9% effective equity interest. The financial statements of HSL are consolidated.

Atlas Documentary Facilitators Company Private Ltd (“ADFC”) specializes in back-office processing. The Bank regularly transacts business with ADFC. As on March 31, 2016, HDFC Bank Ltd. and its subsidiaries effectively hold 59.0% of the equity interests of ADFC. Members of the Bank’s management team as well as other employees also hold a stake in the equity share capital. The financial statements of ADFC are consolidated.

HBL Global Private Ltd (“HBL”) is a subsidiary of ADFC which holds 98.0% of its equity. HBL provides direct sales support for certain products of the Bank. The financial statements of HBL are consolidated.

31. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates as at March 31, 2016:

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

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/(decrease) in the carrying value in these companies was Rs. 50.3 million in fiscal March 31, 2016 (previous year Rs. 27.5 million). This is included under non-interest revenue—other, net.

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

Held to maturity securities: There were no HTM securities as of March 31, 2015 and March 31, 2016.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 704.4 million on a recurring basis as of March 31, 2015, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

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

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs.708.8 million (US$ 10.7 million) on a recurring basis as of March 31, 2016, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	71,860.9	Rs.	4,850.7	Rs.	67,010.2	Rs.	—
Securities Available-for-Sale		1,877,975.6		44,045.7		1,816,921.8		17,008.1

Total	Rs.	1,949,836.5	Rs.	48,896.4	Rs.	1,883,932.0	Rs.	17,008.1

Total	US$	29,431.4	US$	738.0	US$	28,436.7	US$	256.7

There have been no transfers between level 1, 2 and 3 for the year ended March 31, 2015 and March 31, 2016.

The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the year ended March 31, 2015 and March 31, 2016:

Particulars	As of March 31, 2015
(in millions)

Beginning balance at April 1, 2014	Rs.	—
Total gains or losses (realized/unrealized)
-Included in earnings		—
-Included in other comprehensive income		(315.0)
Purchases/additions		16,564.4
Sales		—
Issuances		—
Settlements		—
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2015	Rs.	16,249.4

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of March 31, 2016
	(in millions)

Beginning balance at April 1, 2015	Rs.	16,249.4
Total gains or losses (realized/unrealized)
-Included in earnings		—
-Included in other comprehensive income		(70.3)
Purchases/additions		4,575.8
Sales		—
Issuances		—
Settlements		(3746.8)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2016	Rs.	17,008.1

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2016, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	85,223.0	Rs.	—	Rs.	85,223.0	Rs.	—
Derivative liabilities	Rs.	78,582.4	Rs.	—	Rs.	78,582.4	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Subsequent events

In the meeting of Board of Directors of the Bank held on April 22, 2016, the Board recommended a dividend of Rs. 9.50 per share, which has been subsequently approved by the shareholders for payment in their Annual General Meeting, held on July 21, 2016. The amount of such dividend aggregated to Rs. 24,083.1 million.

The Bank has evaluated subsequent events from the balance sheet date through July 29, 2016 and determined that there are no other items to disclose.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashidhar Jagdishan
Name: Sashidhar Jagdishan
Title: Chief Financial Officer
Date: July 29, 2016

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

1.5	Amendment to Memorandum of Association

2.1	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.2	Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on September 9, 2015 (Registration No. 333-175521))

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1	Consent of Independent Registered Public Accounting Firm KPMG

23.2	Consent of Independent Registered Public Accounting Firm Deloitte Haskins & Sells LLP

101	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2016 is formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.