Form 20-F
period 2017-03-31
HDFC BANK LTD
filed 2017-07-31
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

Equity Shares, as of March 31, 2017            2,562,545,717

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page

Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	30

		Selected Financial and Other Data	68

Item 4	Information on the Company	Business	4

		Selected Statistical Information	71

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	87

		Principal Shareholders	138

		Related Party Transactions	139

		Supervision and Regulation	149

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	87

Item 6	Directors, Senior Management and Employees	Business—Employees	28

		Management	116

		Principal Shareholders	138

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	138

		Management—Loans to Members of our Senior Management	130

		Related Party Transactions	139

Item 8	Financial Information	Reports of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-1

		Business—Legal Proceedings	29

Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	51

		Restrictions on Foreign Ownership of Indian Securities	181

ii

	Item Caption	Location	Page
Item 10	Additional Information	Management	116

		Description of Equity Shares	53

		Dividend Policy	67

		Taxation	142

		Supervision and Regulation	149

		Exchange Controls	179

		Restrictions on Foreign Ownership of Indian Securities	181

		Additional Information	185

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	20

		Selected Statistical Information	71

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	62
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	131

		Management’s Report on Internal Control Over Financial Reporting	186

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	187

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	132

Item 16B	Code of Ethics	Management—Code of Ethics	132

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	133

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	133

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

In fiscal 2012, the Indian rupee depreciated coming under pressure amidst a widening current account deficit, thin capital inflows and rising global uncertainty spurred by lingering financial and economic instability in Europe and the United States. This trend continued in fiscal 2013. During fiscal 2014, the rupee came under immense and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1% compared to the U.S. dollar. Investor expectations that reforms implemented by India’s government will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85% in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32% primarily reflecting global risk aversion and a strong U.S. dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1% against the U.S. dollar (the high and low during fiscal 2017 were Rs. 68.86 per US$1.00 and Rs 64.85 per US$1.00, respectively). This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the U.S. reform agenda. The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2013	54.52	54.36	57.13	50.64
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
January 2017	67.48	68.05	68.39	67.48
February 2017	66.67	66.97	67.40	67.67
March 2017	64.85	65.80	66.83	64.85
April 2017	64.27	64.54	65.10	64.08
May 2017	64.50	64.42	64.87	64.03
June 2017	64.62	64.45	64.66	64.23

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 64.85 on March 31, 2017. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 21, 2017 was Rs. 64.38 per US$ 1.00.

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

We have grown rapidly since commencing operations in January 1995. In the five years ended March 31, 2017, we expanded our operations from 2,544 branches and 8,913 Automated Teller Machines (“ATMs”) in 1,399 cities/towns in 2012 to 4,715 branches and 12,260 ATMs in 2,657 cities/towns in 2017. During the same five-year period, our customer base increased from 25.9 million customers to over 40.5 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 3,571.2 billion as of March 31, 2012 to Rs. 9,067.0 billion as of March 31, 2017. Our net income has increased from Rs. 49.8 billion for fiscal 2012 to Rs. 140.5 billion for fiscal 2017.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. Over the last year, the government has taken some key policy decisions including the introduction of the long-awaited Goods and Services Tax (“GST”) Act and the more sweeping change in the form of “demonetization” of high denomination notes of Rs.500 and Rs. 1,000. While there are expected long-term gains of demonetization, short-term disruptions that the “cash squeeze” caused, weighed down on the economy. The GST Act was implemented with effect from July 1, 2017. Its implementation is expected to boost tax collections and positively impact India’s long-term growth potential.

Economic growth during fiscal 2017 has been fairly modest. As per the estimates of the Indian Central Statistics Office (“CSO”), real GDP growth moderated to 7.1% in fiscal 2017 from 8.0% in fiscal 2016. While the slowdown reflected the impact of demonetization, there was also an upward revision of the erstwhile reported growth for fiscal 2016 (from 7.6% earlier to now 8.0%). On the other hand, inflation was more moderate during fiscal 2017, with the average level of Consumer Price Inflation declining to 4.5% in fiscal 2017 from 4.9% in fiscal 2016. A range of supply side measures, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices led to the decline in inflation. The decline in domestic inflation allowed the RBI to cut its policy rate by 50 basis points over the year.

Investment in new capacity is likely to remain limited and confined primarily to the public sector. In this regard, sectors supported by the government in its fiscal 2018 Union Budget are likely to be the most visible drivers of the investment cycle. Meanwhile, given the excess capacity and significant debt overhang in the private corporate sector, the private capital expenditure cycle is likely to remain subdued in the near term before it starts to gradually recover in the medium term, anticipated to begin its recovery by the end of 2017.

However, subdued global growth and the rise in the call for protectionist policies across the world could prove to be an additional obstacle to domestic growth in 2017. Weak external demand coupled with an anticipation of higher commodity prices could therefore prove to be a risk for India’s exports in fiscal 2018. However, there has been a considerable improvement in the external vulnerability that is most visible in the fact that the current account deficit has shrunk from 4.8% of GDP in fiscal 2013 to 0.7% of GDP in fiscal 2017.

The growth inflation mix is expected to improve in fiscal 2018. According to the Union Budget, the focus of fiscal policy in fiscal 2018 is expected to be the revival of India’s rural economy and the sustained increase in capital expenditure. In addition, an increased investment in various social sector programs and the implementation of Seventh Central Pay Commission awards may boost consumer spending. The headline GDP growth is expected to increase to 7.5% in fiscal 2018 from 7.1% in fiscal 2017. In addition, with the likelihood of a normal monsoon season and subdued global commodity prices, the headline inflation is likely to decline to an average level of 3.1% in fiscal 2018, opening up room for additional rate cuts by the RBI.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. Current account and savings account deposit growth witnessed a strong increase during fiscal 2017 largely attributable to the demonetization exercise. Demonetization also led to a sharp increase in transactions on point-of-sale terminals during this period. As of March 31, 2017, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.6% of net customer assets. In addition, our net customer assets represented 98.4% of our deposits and our deposits represented 70.9% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 40.8% of total deposits for the period ended March 31, 2017. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal 2017 of 4.6%.

We had a cash outflow of approximately Rs. 8.9 billion, Rs. 10.0 billion and Rs. 12.6 billion in fiscals 2015, 2016 and 2017, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have budgeted for approximately Rs. 16.1 billion of aggregate capital expenditure in fiscal 2018. This amount includes Rs. 2.9 billion to expand our branch and ATM network, and Rs. 7 billion to upgrade and expand our hardware, data center, network and other systems. The balance will be primarily used to add new equipment in our existing premises, launch new currency chests, relocate our branches and back offices and renovate branches. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time. As a result, our actual capital expenditures may be higher or lower than the budgeted amounts.

HDFC Bank was incorporated in August 1994 and commenced operations as a scheduled commercial bank in January 1995. In 2000, we merged with Times Bank Limited and, in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”). We are part of the HDFC group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and other insurance. HDFC Limited and its subsidiaries owned 21.2% of our outstanding equity shares as of March 31, 2017. Our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. In addition, Mr. Keki Mistry, Vice Chairman and Chief Executive Officer of HDFC Limited, and Mrs. Renu Karnad, Managing Director of HDFC Limited, are members of our Board of Directors and have been appointed independent of HDFC Limited’s entitlement to nominate two directors. See also the section “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.

We have two subsidiaries, as per local laws: HDFC Securities Limited (“HSL”) and HDB Financial Services Limited (“HDBFSL”). HSL is primarily in the business of providing brokerage and other investment services through the internet and other channels. HDBFSL is a non-deposit taking non-banking finance company (“NBFC”) engaged primarily in the business of retail asset financing. Until fiscal 2016, the Bank also consolidated the financial statements of Atlas Documentary Facilitators Company Private Ltd. (“ADFC”), which provides back office transaction processing services, and its subsidiary HBL Global Private Limited (“HBL“), which provides direct sales support for certain products of the Bank, in our U.S. GAAP financial statements. On December 1, 2016, ADFC and its subsidiary HBL amalgamated with HDBFSL.

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

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand and extensive reach through a large distribution network

At HDFC Bank, we are focused on understanding our customers’ financial needs and providing them with relevant banking solutions. We are driven by our core values—customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve leadership while delivering value to our customers, stakeholders, employees and our community. We have aligned with the times in leveraging the latest technology to offer all banking solutions through the digital platform of our customers’ choice. HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Most Valuable Brand” by BrandZ for the third consecutive year.

We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2017, we had 4,715 branches and 12,260 ATMs in 2,657 cities and towns and over 40 million customers. Our branch network is further complemented by our digital strategy, including online and mobile banking solutions, to provide our customers with access to on-demand banking services, which we believe allows us to develop strong and loyal relationships with our customers.

We provide a wide range of products and high quality service to our clients in order to meet their banking needs

Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a “one-stop shop” for our customers’ banking needs. This includes the services that we can provide to our customers, both directly and indirectly through the range of products we offer and back-office operational execution. We consider our high quality service to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvements to our operational execution. This pursuit of high quality service and operational execution directly supports our ability to offer a wide range of banking products. Our retail banking products range from retail loans to deposit products and other products and services, such as private banking, depositary accounts, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sales of gold and silver bullion. In addition, we offer our customers brokerage accounts through our subsidiary HSL. On the wholesale banking side, we offer customers working capital loans, term loans, bill collections, letters of credit, guarantees, foreign exchange and derivative products and investment banking services. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We collect taxes for the government and are bankers to companies in respect of issuances of equity shares and bonds to the public. We are able to provide this wide range of products across our branch network, meaning we can provide our targeted rural customers with banking products and services similar to those provided to our urban customers, which we believe gives us a competitive advantage. Our wide range of products and focus on superior service and execution also create multiple cross-selling opportunities for us and, we believe, promote customer retention.

We have achieved robust and consistent financial performance while preserving asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs. 7,736.7 billion as of March 31, 2016 to Rs. 9,067.0 billion as of March 31, 2017. Our net income has increased from Rs. 117.9 billion for fiscal 2016 to Rs. 140.5 billion for fiscal 2017. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a high level of asset quality. Our gross non-performing customer assets as a percentage of total customer assets was 1.3% as of March 31, 2017 and our net non-performing customer assets was 0.6% of net customer assets. Our net interest margin was stable at 4.6% in fiscals 2016 and 2017, net income as a percentage of average total shareholders’ equity was 14.4% in fiscal 2016 and 14.9% in fiscal 2017 and net income as a percentage of average total assets was 1.7% in fiscal 2016 and fiscal 2017. Our current and savings account deposits as a percentage of our total deposits were 48.0% as of March 31, 2017.

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

We are constantly working to develop new technology and improve the digital aspects of our business. Our focus remains on leveraging on the best of the digital technologies through our “Go Digital” initiative. Some major technological developments in the last two years include the introduction of our bilingual mobile banking application, Chillr, a person-to-person smartphone payment solution, PayZapp with SmartBuy, a comprehensive and convenient secure payment system to improve our e-commerce processing capabilities, the creation of a virtual relationship manager for high net worth customers, and the introduction of Onchat on FB messenger for travel, entertainment and bill payments. We achieved a digital initiative milestone through the launch of “ten seconds personal loans” and “online loans against securities” to get what we view as “hassle free” liquidity from investments like shares and bonds. Furthermore, with the pilot launch of “IRA”, (Intelligent Robotic Assistant), an interactive humanoid placed in a branch to help in servicing, we set a benchmark for what we believe to be a best in class digital experience for customers.

We have a dedicated digital innovation team to research and experiment with technology, which hosts a Digital Innovation Summit annually to attract new talent and business opportunities from the financial technology space. In addition, we have developed robust data analytic capabilities that allow us to market and cross-sell our products to customers through both traditional relationship management and interactive, on-demand methods depending on how particular customers choose to interact with us.

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

Increase our geographical reach

As of March 31, 2017, we had 4,715 branches, 12,260 ATMs in 2,657 cities and towns. We believe we can continue expanding our branch footprint, particularly by focusing on rural and semi-urban areas. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

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

Continue our investments in technology to support our digital strategy

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. We believe our culture of innovation and development to be crucial to remaining competitive. As part of our dedication to digitization and technological development, we have appointed a digital innovation team to research, develop and experiment with new technologies, and, in February 2017, we hosted our second annual Digital Innovation Summit to tap into emerging technological trends that are shaping the financial technology space.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of total customer gross assets was 1.3% as of March 31, 2017 and our net non-performing customer assets as a percentage of net customer assets was 0.6% as of March 31, 2017. As of March 31, 2017, our gross restructured loans as a percentage of gross non-performing loans were 3.7%. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our average cost of funds (including equity) was 4.9% for fiscal 2016 and 4.6% for the fiscal 2017.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three years:

	Year ended March 31,
	2015			2016			2017
	(in millions, except percentages)
Retail banking	Rs.	245,670.7	82.2%	Rs.	304,223.4	82.7%	Rs.	351,345.6	US$	5,417.8	82.8%
Wholesale banking		45,416.6	15.2%		48,340.9	13.1%		63,367.2		977.2	14.9%
Treasury operations		7,910.3	2.6%		15,099.8	4.2%		9,457.5		145.8	2.3%
Net revenue	Rs.	298,997.6	100.0%	Rs.	367,664.1	100.0%	Rs.	424,170.3	US$	6,540.8	100.0%

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

We actively market our services through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and Customer Relationship Management (CRM) which has helped the Bank know the customer better and offer tailor-made solutions. This leads to deeper customer engagement in a cost effective manner.

As of March 31, 2017, we had 4,715 branches and 12,260 ATMs in 2,657 cities and towns. We also provide telephone banking, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 67.6% of our gross loans of which 23.7% were unsecured as of March 31, 2017. Apart from our branches, we use our ATMs and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases, we obtain debit instructions / post-dated checks covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the gross book value and share of our retail credit products:

	At March 31, 2017 Value				% of Total Value
	(in millions)
Retail Assets:
Auto loans	Rs.	720,657.8	US$	11,112.7	17.7%
Personal loans / Credit Cards		841,806.8		12,980.8	20.7%
Retail business banking		913,720.2		14,089.7	22.5%
Commercial vehicle and construction equipment finance		460,365.2		7,098.9	11.3%
Housing loans		383,866.9		5,919.3	9.4%
Other Retail Loans		728,544.4		11,234.4	17.9%
Total retail loans		4,048,961.3		62,435.8	99.5%
Mortgage-backed securities		120.0		1.9	—%
Asset-backed securities		22,333.0		344.4	0.5%
Total retail assets	Rs.	4,071,414.3	US$	62,782.1	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

Auto Loans

We offer loans at fixed interest rates for financing new and used automobile purchases. In addition to our general marketing efforts for retail loans, we market this product through our relationships with car dealers, direct sales agents, corporate packages and joint promotion programs with automobile manufacturers. We believe that we are a leader in the auto loans segment.

Personal Loans and Credit Cards

We offer unsecured personal loans at fixed rates to specific customer segments, including salaried individuals and self-employed professionals. In addition, we offer unsecured personal loans to small businesses and individual businessmen.

We also offer credit cards from the VISA, MasterCard and Diners platform, including gold, silver, corporate, business, platinum, titanium, signature, world, black, infinite, credit cards under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. During fiscal 2017, the Bank launched three product variants—Regalia First Credit Card, Freedom Credit Card and the Bharat Cashback Credit Card. The Bharat Cashback credit card specifically caters to the emerging markets. The launch of Regalia First is to enable the bank to cater to the needs of the rapidly growing super premium customer segment and the Freedom Credit Card caters to the youth segment of the country with an offering that meets their needs. We had approximately 7.3 million and 8.5 million cards outstanding as of March 31, 2016 and March 31, 2017, respectively.

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

Commercial Vehicles and Construction Equipment Finance

We provide secured financing for commercial vehicles and provide working capital, bank guarantees and trade advances to transport operators. In addition to funding domestic assets, we also finance imported assets for which we open foreign letters of credit and offer treasury services, such as forward exchange covers. We coordinate with manufacturers to jointly promote our financing options to their clients. We have a strong market presence in the commercial vehicle financing business.

Housing Loans

We provide home loans through an arrangement with our principal shareholder HDFC Limited. Under this arrangement, we source loans for HDFC Limited through our branches. HDFC Limited approves and disburses the loans, which are kept on their books, and we receive a sourcing fee for these loans. We have an option, but not an obligation, to purchase up to 70% of the fully disbursed home loans sourced under this arrangement through either the issue of mortgage-backed pass through certificates (“PTCs”) or a direct assignment of the loans. The balance is retained by HDFC Limited.

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

Kisan Gold Card (“Agri Loans”)

Under the Kisan Gold Card, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card (“KCC”) scheme in order to assist the farmers in financing certain farming expenses, such as the production of crops, post-harvest repair and maintenance and the domestic consumption needs of the farmers. The amount of funding available is based on the farmer’s cropping pattern, the amount of land under utilization and the scale of financing and asset costs. The Bank offers both cash credit and term loan facilities under this product.

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

We also offer loans which primarily include overdrafts against time deposits, health care equipment financing loans, tractor loans and loans to self-help groups.

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 79.4% of our total deposits as of March 31, 2017. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2017
	Value (in millions)				% of total
Savings	Rs.	1,900,355.8	US$	29,303.9	37.2%
Current		687,534.5		10,601.9	13.5%
Time		2,516,243.5		38,801.0	49.3%

Total	Rs.	5,104,133.8	US$	78,706.8	100.0%

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

We had mobilized US $ 3.4 billion in special Foreign Currency Non-Resident (FCNR) deposits from NRI clients under the RBI swap window in fiscal 2014. A major portion of these deposits were issued for a 3-year tenor. These came up for redemption during fiscal 2017 and US $ 3.0 billion of the FCNR deposits were repaid.

Other Retail Services and Products

Debit Cards

We had around 23.0 million and 23.6 million debit cards outstanding as of March 31, 2016 and March 31, 2017, respectively. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

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

Insurance

We have arrangements with HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited to distribute their life insurance and general insurance products, respectively, to our customers. We earn upfront commissions on new premiums collected as well as some trailing income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal 2017 includes fees of Rs. 7,983.5 million in respect of life insurance business and Rs. 1,575.8 million in respect of general insurance business.

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

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2017, these accounts constituted approximately 29% of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs 728.6 billion as of March 31, 2017.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

Our target market for our retail services is comprised of upper and middle income individuals and high net worth customers. As of March 31, 2017, around 28% of our retail deposit customers contributed approximately 81% of our retail deposits. We market our products through our branches, online through our website, through telemarketing and through our dedicated sales team for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package and we cross-sell several retail products to our customers. We also market our auto loan and two-wheeler loan products through joint efforts with relevant manufacturers and distributors.

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

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short-term loans and medium-term loans which are typically loans of up to five years in duration. Over 90% of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.

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

	As of March 31,
	2015		2016		2017		2017
	(in millions)
Gross commercial loans	Rs.	1,222,460.6	Rs.	1,534,268.7	Rs.	1,939,948.4	US$	29,914.4
Credit substitutes:
Commercial paper	Rs.	180,198.6	Rs.	258,006.4	Rs.	248,269.7	US$	3,828.4
Non-convertible debentures		14,860.3		39,234.6		171,270.9		2,641.0
Total credit substitutes	Rs.	195,058.9	Rs.	297,241.0	Rs.	419,540.6	US$	6,469.4
Gross commercial loans plus credit substitutes	Rs.	1,417,519.5	Rs.	1,831,509.7	Rs.	2,359,489.0	US$	36,383.8

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2017, approximately 71.1% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 561.5 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on the credit assessment of the borrower. We are required to follow the marginal cost of funds based lending rate system while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2015		2016		2017		2017
	(in millions)
Bill collection	Rs.	3,288,490.0	Rs.	3,595,361.1	Rs.	4,003,047.4	US$	61,727.8
Documentary credits		1,020,077.1		982,710.6		1,172,946.1		18,087.1
Bank guarantees		221,658.3		241,990.0		226,961.8		3,499.8
Total	Rs.	4,530,225.4	Rs.	4,820,061.7	Rs.	5,402,955.3	US$	83,314.7

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2015, 2016 and 2017, together with the fair values on each reporting date.

	As of March 31,
	2015				2016				2017				2017
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	569,533.5	Rs.	(509.5)	Rs.	528,589.7	Rs.	(2,165.2)	Rs.	704,131.9	Rs.	(34.6)	US$	10,857.9	US$	(0.5)
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	646,173.8	Rs.	(1,968.4)	Rs.	809,002.2	Rs.	3,166.4	Rs.	738,919.5	Rs.	(312.9)	US$	11,394.3	US$	(4.8)

Investment Banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecom, toll roads, healthcare, energy, real estate and cement. The group advised on aggregate issuances of over Rs. 640 billion worth of corporate bonds across public sector undertakings, financial institutions and the Bank’s corporate clients during fiscal 2017, becoming the second largest corporate bond arranger in the market for fiscal 2017. In the equity capital markets business, the group concluded the initial public offerings of a bank, a retail chain and a building product solution during fiscal year 2017. In the advisory business, we are advising clients in the infrastructure, financial services, industrials and healthcare sectors.

Wholesale Deposit Products

As of March 31, 2017, we had wholesale deposits aggregating over Rs. 1,327.2 billion, which represented 20.6% of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 10.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

Transactional Services

Cash Management Services

We believe that the Indian market is one of the most promising Cash Management Services (CMS) markets. However, it is also marked by some distinctive characteristics and challenges such as—a vast geography, a large number of small business-intensive towns, a large unorganized sector in various business supply chains, and infrastructural limitations for accessibility to many parts of the country. Over the years, such challenges have made it a daunting task for CMS providers in the country to uncover the business potential and extend suitable services and product solutions to the business community.

We have been providing CMS for the last two decades to our customers from diverse industry segments namely the FMCG, manufacturing, cement, automobile, services, financial institutions, NBFCs, banks, small & medium enterprise, stock exchange, mutual funds and retail segments.

We believe that our bank has been consistently aligning its product and services strategy to meet the customer needs. This has helped to keep ahead of competitors and retain a satisfied customer base that is growing by the year. Customer focus is upheld by continuous innovation in product features and servicing, which in turn has been built by a very effective synergy between technology, operational excellence and customer experience management.

We offer traditional and new age electronic banking products and experience an increasing demand for electronic banking services .While we believe that we have been able to maintain leadership position in the traditional CMS market, we believe that we have also been able to forge leadership position in the new age CMS market, i.e. electronic cash management. As of the date hereof, approximately 70% of the bank’s transactions are done on the Electronic platform.

In addition, we have aligned our product offering with changing and dynamic customer needs. Our focus on offering host to host integration with customers’ ERP/ SAP systems has helped create customer stickiness. Today we believe that we are a leading service provider of electronic banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.

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

Correspondent Banking Services

We act as a correspondent bank for co-operative banks, foreign banks and select private banks. We provide cash management services, funds transfers services, such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our overall cost of funds.

We are well-positioned to offer this service to co-operative banks, foreign banks and select private banks in light of the structure of the Indian banking industry and our position within it. Co-operative banks are generally restricted to a particular state and foreign banks / some private banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks cannot provide. Because of our technology platforms, our geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers.

Tax Collections

We have been appointed by the Government of India to collect direct taxes. In fiscal year ended March 31, 2016 and March 31, 2017, we collected Rs. 1,885 billion and Rs. 2,158 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect sales, excise and service tax within certain jurisdictions in India. In fiscal year ended March 31, 2016 and March 31, 2017, we collected Rs. 1,246 billion and Rs. 1,522 billion, respectively, of such indirect taxes for the Government of India and relevant state governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

The Government of India implemented the Goods and Services Tax (“GST”) effective July 1, 2017. We have been designated as one of the authorized banks by the Government for collection of GST.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2015, 2016 and 2017, together with the fair values on each reporting date:

	As of March 31,
	2015		2016		2017			2017
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.1,648,897.2	Rs.179.6	Rs.1,678,786.7	Rs.1,552.1	Rs.1,687,375.9	Rs.	411.3	US$	26,019.7	US$	6.3
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.6,309,696.1	Rs.2,946.5	Rs.4,844,850.6	Rs.4,087.3	Rs.4,291,942.7	Rs.	(5,907.2)	US$	66,182.5	US$	(91.1)

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2017, we had an internal aggregate approved limit of Rs. 300 million for market purchases and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading. Our exposure as of March 31, 2017 was within these limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone and mobile telephone banking and internet banking.

Branches

As of March 31, 2017, we had a total of 4,715 branches covering 2,657 cities and towns. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As part of its branch licensing conditions, the RBI requires that at least 25% of all incremental branches added during the year be located in unbanked rural areas that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions. As per the guidelines of the RBI, a rural area is defined as a center with a population up to 9,999. As of March 31, 2017, 481 of our branches are in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI has further liberalized the branch authorization policy. See “Supervision and Regulation”.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain. We also have a full service banking branch in Hong Kong. In August 2014, we opened a branch in the Dubai International Financial Center (“DIFC”) in Dubai to offer advisory services to NRIs regarding treasury products, trade finance, loans and other related services. Through these branches, we provide services to NRIs, Indian corporates and their affiliates to cater to their international banking requirements.

Automated Teller Machines

As of March 31, 2017, we had a total of 12,260 ATMs, of which 5,791 were located at our branches or extension counters and 6,469 were located off site, including at large residential developments, or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC Bank ATMs. ATM cards issued by American Express / other banks in the Rupay, Visa, Master, Maestro, Cirrus, Citrus, Discover Financial Services (“DFS”) networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards can be used on ATMs of other banks while our ATM cards can be used on most of the ATM networks.

Telephone Banking

We provide telephone banking services to our customers in 2,657 cities and towns as on March 31, 2017. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments of checks. In select cities, customers can also engage in financial transactions (such as opening deposits and ordering demand drafts). In certain cities, the Bank also has staff available during select hours to assist customers who want to speak directly to one of its telephone bankers.

Mobile Banking

Our mobile banking platform offers “anytime, anywhere” banking services to our customers through handheld devices, such as smartphones and even basic feature phones. Using our mobile banking platform, customers can perform enquiry based non-financial transactions such as balance enquiries, requests for account statements and requests for mini-statements of their transactions. We offer our customers the ability to carry out variety of financial transactions from their mobile phones. Customers can carry out financial transactions, such as transferring funds within and outside the Bank, and mobile commerce using their HDFC Bank account by downloading this application on their mobile phones. Mobile banking is available across several mobile operating systems, including Android, iOS, Windows and Blackberry.

Internet Banking

Our “net banking” seeks to be a “virtual manifestation” of a physical branch. Through our net banking channel, customers can perform various transactions, such as access account information, track transactions, request check books, request stop check payments, transfer funds between accounts and to third parties who maintain accounts with us or other banks, open fixed deposits, give instructions for the purchase and sale of units in mutual funds, pay bills and make demand draft requests. Customers can apply for cards and pre-approved loans online and even view details of existing ones. We encourage customer use of our internet banking service by offering some key services for free or at a lower cost.

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, liquidity risk, interest rate risk and operational risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

Credit Risk

Credit risk is the possibility of loss due to the failure of any counterparty to abide by the terms and conditions of any financial contract with us. We identify and manage this risk through (a) our target defined markets, (b) our credit approval process, (c) our post-disbursement monitoring and (d) our remedial management procedures. We have a comprehensive centralized risk management function, independent of our operations and business units.

The asset quality of the Indian banking industry continued to be under severe pressure during fiscal 2017 due to macroeconomic factors as well as sector specific issues. The banking industry on an overall basis saw a sharp increase in stress and non-performing assets. We did not witness any significant deterioration in overall asset quality.

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

The retail credit risk team manages credit risk in retail assets and has the following constituents:

(a) Central Risk Unit: The central risk unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for launch of new products and new geographies. The central risk unit also conducts periodic reviews that cover portfolio management information system (“MIS”), credit MIS and post-approval reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.

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

Wholesale Credit Risk

The wholesale credit risk team, within the Risk Management Group, is primarily responsible for implementing the credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, carrying out an independent assessment of credit risk, approving individual credit exposures and ensuring portfolio composition and quality. In addition to the credit approval process, there is also an independent framework for the review and approval of credit ratings.

For our wholesale banking products, we target leading private businesses and public sector enterprises in the country, subsidiaries of multinational corporations and leaders in the Small and Medium Enterprises (“SME”) segment. We also have product-specific offerings for entities engaged in the capital markets and commodities businesses.

We consider the credit risk of our counterparties comprehensively. Accordingly, our credit policies and procedures apply not only to credit exposures but also to credit substitutes and contingent exposures. Our Credit Policies & Procedure Manual and Credit Program (“Credit Policies”) are central in controlling credit risk in various activities and products. These articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. Each credit is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Risk Management Group.

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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower/business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by the RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%), provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of a bank’s capital funds. This limit may be exceeded by an additional 10% (i.e. up to 50%), provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances and with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. For certain blue chip clients and reputed groups or, in particular, for entities whose borrowings and/or bonds qualify as Priority Sector Lending, a bank may approach the RBI for single or group borrower ceilings which are higher than the prescribed limits. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (“AFC”), or NBFC-Infrastructure Finance Company (“IFC”) should not exceed 10%, 15% and 15%, respectively, of a bank’s capital funds. A bank may, however, assume exposures on a single NBFC, NBFC-AFC, or NBFC-IFC up to 15%, 20% and 20%, respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% (referred to above) is on account of funds that the NBFC, NBFC-AFC, or NBFC-IFC has lent out to the infrastructure sector. In December 2016, the RBI issued the Large Exposure Framework, which aims to align the exposure norms for Indian Banks with the Basel Committee on Banking Supervision (“BCBS”). The guidelines are required to be fully implemented by March 31, 2019. See “Supervision and Regulation – Large Exposure Framework”.

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

The RBI restricts us from lending to companies with which we have any directors in common. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending”). See also the section “Supervision and Regulation”.

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

The market variables which affect the valuation of these instruments typically include interest rates, credit spreads, equity prices, commodity prices, exchange rates and implied volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earn from the upside potential, there is always a possibility of downside risk. Thus, we must constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. The Bank’s overall risk appetite for various risks is defined by the Internal Capital Adequacy Assessment Process (“ICAAP”) review committee, by stipulating specific risk appetite for each category of risk. The risk appetite for trading risk is set through a pre-approved treasury limits package as well as through specific trading limits for a few product programs. In addition, the Bank’s risk limits are guided by the Interbank Counterparty Exposure limit and the Bank’s Asset Liability Management (“ALM”) limits prescribe the appetite for liquidity risk and interest rate risk in the banking book (“IRRBB”). The process for monitoring and reviewing risk exposure is outlined in the various risk policies.

The market risk department formulates procedures for portfolio risk valuation, assesses market risk factors along with the trading portfolio and recommends various market risk controls relating to limits and trigger levels for the treasury (including investment banking portfolios for primary undertaking and distribution) and non-treasury positions. The treasury mid-office is responsible for monitoring and reporting market risks arising from the trading desks. The market data cell in the mid-office maintains market data, performs market data scan to check market data sanctity and verifies the rates submitted by the treasury front office for polling various benchmarks.

Our Board of Directors has delegated the responsibility for market risk management of the balance sheet on an ongoing basis to the asset liability committee (“ALCO”). This committee, which is chaired by the Managing Director and includes the heads of the business groups, generally meets fortnightly. The committee reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy, also reviews developments in the markets and the economy and their impact on the balance sheet and business along with review of the trading levels. Moreover, it reviews the utilization of liquidity and interest rate risk limits set by the Board of Directors and decides on the inter-segment transfer pricing policy.

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

I. Trading Risk

Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices, exchange rates and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available-for-sale-portfolios, as per RBI guidelines and consists of positions in bonds, securities, currencies, interest rate swaps and options, cross-currency interest rate swaps and currency options.

The trading risk is managed by putting in place a sound process for price validation and by setting various limits, such as value at risk, stop loss trigger level, price value per basis point (PV01) option Greek limits and position limits, namely, intraday net overnight open position, gap limits (aggregate and individual gap limits), and equity scrip-wise open position limit, which are stipulated in the Treasury Limits Package. Deal size limit is prescribed for foreign exchange deals traded on trading platforms along with specific position and exposure limits in exchange traded currency and interest rate derivatives. Additionally, stress trigger levels have been defined for our treasury position and limit review.

The treasury limits are reviewed by the market risk department and presented to the Risk Policy and Monitoring Committee (“RPMC”) for its recommendation to the Board of Directors for approval. The limits are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.

The market risk policy sets the framework for market risk monitoring. The risk on account of semi-liquid or illiquid positions in trading is recognized in the non-standard product policy as part of the market risk policy. The non-standard product policy stipulates requirements for case specific evaluation of risk exposure in respect of non-standard products (that is, products which are not part of the standard product list decided by treasury and the market risk department). Additionally, limits have been assigned to restrict the aggregate exposure in non-standard positions. Further, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors, such as an assessment based on hypothetical/judgmental scenarios.

Validation of valuation models applied for validation of trading products are conducted by the treasury analytics team, which are then reviewed by the market risk department and governed by the Board of Directors approved ‘independent valuation model validation policy’. The Valuation Committee is apprised of the model validation results in its quarterly meetings. Moreover, the market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on month-end basis for accurate valuation.

II. Asset Liability Management

The ALM risk management process consists of management of liquidity risk and IRRBB. Liquidity risk is the risk that the Bank may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses. IRRBB refers to the potential adverse financial impact on the Bank’s banking book from changes in interest rates. The banking book is comprised of assets and liabilities that are incurred to create a steady income flow or to fulfill statutory obligations. Such assets and liabilities are generally held to maturity. The Bank carries various assets, liabilities and off-balance sheet items across markets, maturities and benchmarks, exposing it to risks from changing interest rates. The Bank’s objective is to maintain liquidity risk and IRRBB within certain tolerance limits. The ALM limits are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board of Directors for approval. The limits are reviewed at least annually.

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

Risk Policy & Monitoring Committee of the Board

The RPMC is a Board-level committee, which supports the Board by supervising the implementation of risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It ensures that frameworks are established for assessing and managing liquidity and interest rate risks faced by the Bank. The RPMC meets at least once every quarter. The RPMC’s role includes inter-alia:

1.	To review and recommend for Board approval, the liquidity and interest rate risk policies or any other amendment thereto;

2.	To ratify excess utilization of Board approved limits; and

3.	To review the results of stress tests.

Asset Liability Committee (“ALCO”)

The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The role of the ALCO includes the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board of Directors;

•	determining the structure, responsibilities and controls for managing liquidity and interest rate risk;

•	ensuring operational independence of risk management function;

•	reviewing stress test results; and

•	deciding on the transfer pricing policy of the Bank.

ALM Support Group

The ALM support group is responsible for analyzing, monitoring, and reporting the relevant risk profiles to senior management and relevant committees. The ALM support group comprises the balance sheet management desk (Treasury), market risk department, treasury mid-office and Finance and Control (“FINCON”).

Risk Measurement Systems and Reporting

Liquidity Risk

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

Interest Rate Risk in Banking Book (IRRBB)

Interest rate risk is the risk where changes in market interest rates affect a bank’s financial position. Changes in interest rates impact a bank’s earnings through changes in its Net Interest Income (“NII”). Changes in interest rates also impact a bank’s Market Value of Equity (“MVE”) or net worth through changes in the economic value of its rate sensitive assets, liabilities and off-balance sheet positions. The interest rate risk, when viewed from these two perspectives, is known as “earnings perspective” and “economic value perspective”, respectively.

The Bank measures and controls IRRBB using both the earnings perspective (measured using the traditional gap analysis method) and the economic value perspective (measured using the duration gap analysis method) as detailed below. These methods involve grouping of rate sensitive assets (“RSA”) and rate sensitive liabilities (“RSL”), including off-balance sheet items, based on the maturity or repricing dates.

The Bank classifies an asset or liability as rate sensitive if:

i.	within the time interval under consideration, there is a cash flow;

ii.	the interest rate resets or reprices contractually during the interval; and

iii.	the RBI changes the interest rates in cases where interest rates are administered.

A significant portion of non-maturing deposits are grouped in the “over 1 year to 3 year” category. Non-rate sensitive liabilities and assets primarily comprise capital, reserves and surplus, other liabilities, cash and balances with the RBI, current account balances with banks, fixed assets and other assets.

The banking book is represented by excluding from the total book the trading book (i.e., on and off-balance sheet items) and the commensurate liabilities in the form of short-term borrowings and deposits.

•	Earnings Perspective (impact on net interest income)

The traditional gap analysis (“TGA”) method measures the level of a bank’s exposure to interest rate risk in terms of sensitivity of its NII to interest rate movements over a one-year horizon. It involves bucketing of all rate sensitive assets (“RSA”), rate sensitive liabilities (“RSL”) and off-balance sheet items maturing or getting repriced in the next year and computing changes of income under 200 basis points upward and downward parallel rate shocks over a year’s horizon.

•	Economic Value Perspective (impact on market value of equity)

While earnings perspective calculates the short-term impact of the rate changes, the Economic Value Perspective calculates the long-term impact on the MVE of the Bank through changes in the economic value of its rate sensitive assets, liabilities and off-balance sheet positions. Economic value perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing of the modified duration gap (“MDG”) between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of market value of equity to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under 200 basis points upward and downward parallel rate shocks.

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

Organizational Structure for Managing Operational Risk

The RPMC reviews and recommends to the Board of Directors the overall operational risk management framework for the Bank. The Operational Risk Management Committee, which is headed by the Deputy Managing Director and consists of senior management functionaries (including the Chief Risk Officer, Group Head—Audit, Group Head—Operations and senior representatives from all the relevant business verticals), oversees the implementation of the operational risk management framework approved by the Board. An independent operational risk management department is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support function in managing operational risk.

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

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•	A bottom-up risk assessment process, risk control self-assessment, to identify high risk areas so that the Bank can initiate timely remedial measures. This assessment is conducted annually to update senior management of the risk level across the Bank.

•	The employment of key risk indicators to alert the Bank of impending problems in a timely manner. The key risk indicators allow monitoring of the control environment as well as operational risk exposures and also trigger risk mitigation actions.

•	Subjecting material operational risk losses to a detailed risk analysis in order to identify areas of risk exposure and gaps in controls based on which appropriate risk mitigating actions are initiated.

•	Conducting a scenario analysis annually to derive information on hypothetical severe loss situations. The Bank uses this information for risk management purposes, as well as for analyzing the possible financial impact.

•	Periodic reporting of risk assessment and monitoring to senior management to ensure timely actions are initiated at all levels.

Capital Requirement

Currently, the Bank follows the basic indicator approach for computing operational risk capital. The Bank has devised an operational risk measurement system compliant with an advanced measurement approach (“AMA”) for estimating operational risk capital for the standalone bank. The Bank has made an application to RBI for migrating to the AMA. Based on the Bank’s application and on the basis of the assessment of the Bank’s preparedness, the RBI had granted in-principle approval to the bank to migrate to AMA for calculating operational risk capital charge in parallel to the basic indicator approach followed currently.

Competition

We face intense competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology (“Fintech”) sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. Pursuant to these guidelines, IDFC Bank and Bandhan Bank commenced banking operations in fiscal 2016.

In November 2014, the RBI released guidelines for the licensing of payments banks and small finance banks in the private sector. In August 2015, the RBI granted “in-principle” approval to eleven applicants to set up payment banks. Of the eleven approved applicants, three withdrew their application citing business concerns. As of now, there are three operational payments banks in India. In September 2015, the RBI also granted “in-principle” approval to ten applicants to set up small finance banks. All ten applicants have received their final license. Some of these small finance banks have commenced their operations in fiscal 2017.

In August 2016, the RBI released final guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. See “Supervision and Regulation—Entry of new banks in the private sector”.

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

Treasury

In our treasury advisory services for corporate clients, we compete principally with foreign banks in foreign exchange and derivatives, as well as public sector banks and new generation private sector banks in the foreign exchange and money markets business.

Employees

The number of our employees was 87,555 as of March 31, 2016 and 84,325 as of March 31, 2017. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay is paid out by way of sales incentives as well as performance linked bonuses.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by government regulation under which the fund is required to pay to employees a minimum annual return, which is 8.65% at present. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our former-CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

We focus on training our employees on a continuous basis. We have training centers, where we conduct regular training programs for our employees. Management and executive trainees generally undergo up to eight-week training modules covering most aspects of banking. We offer courses conducted by both internal and external faculty. In addition to ongoing on-the-job training, we provide employees courses in specific areas or specialized operations on an as-needed basis.

Properties

Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. In addition to the corporate office, we have administrative offices in most of the metros and some other major cities in India.

As of March 31, 2017, we had a network consisting of 4,715 branches and 12,260 ATMs, including 6,469 at non-branch locations. These facilities are located throughout India with the exception of three branches which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya.

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

Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy, which is, in turn, linked to global economic conditions. Economic growth in India is affected by inflation, interest rates, external trade, capital flows and, given India’s dependence on imported oil for its energy needs, oil prices. The Indian economy in general, and the agricultural sector in particular, are also impacted by weather conditions, including the level and timing of monsoon rainfall. Investments by the corporate sector in India are affected by government policies and decisions, including those relating to awards of licenses, access to land and natural resources and the protection of the environment. A slowdown in global growth and volatility in global financial markets could contribute to a weakness in the Indian financial and economic environment. Despite a recovery (the IMF predicts global growth to gradually recover to 3.6% in 2018 from 3.1% in 2016), global growth is likely to remain below trend level due to subdued growth in developed countries and a slower pace of growth in the Chinese economy. We remain concerned that below-trend global growth may adversely affect otherwise healthy domestic growth prospects. In addition, the continuation of a tighter monetary policy in the United States could further undermine financial stability in an emerging market economy like India. Such economic conditions, including ongoing problems in the Eurozone countries, in particular, in Greece, and negotiations between U.K. and EU policymakers following the U.K.’s vote to leave the European Union, could result in heightened volatility and risk on sentiment which could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, the Indian economy may be adversely affected by volatile oil prices, given India’s dependence on imported oil for its energy needs, inflationary pressures and weather conditions adversely affecting the Indian agricultural market or other factors. India also faces major challenges in sustaining its growth rate, including the need for substantial infrastructure development and improved access to healthcare and education. In this regard, addressing the structural bottlenecks that limited the economy from fiscal 2012 to fiscal 2014 will remain a vital aspect of ongoing policy reforms.

In fiscal 2015, the Indian government introduced a new methodology for estimating the gross domestic product and also began publishing sector data on a gross value added basis. According to the new methodology, India’s gross domestic product grew by 7.5% in fiscal 2015 and 8.0% in fiscal 2016. In addition, the RBI entered into a monetary policy framework agreement with the Government of India, affirming that the RBI would pursue a consumer inflation target of 4% with an upper tolerance level of 6% and lower limit of 2% for the five years ending March 31, 2021. Actual inflation readings so far have remained within the RBI’s target zone—consumer price inflation declined to 4.5% in fiscal 2017 from 4.9% in fiscal 2016.

However, a return to a higher interest rate environment on account of inflation, other market factors, changes in the conduct of monetary policy or otherwise may have an adverse effect on economic growth in India. Any prolonged slowdown may adversely impact credit growth and the level of non-performing and restructured loans. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net income and total assets.

If we are unable to manage our rapid growth, our operations may suffer and our performance may decline.

We have grown rapidly over the last three fiscal years. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2016 grew at a compounded annual growth rate of approximately 25.3%, as against approximately 10.3% for the Indian banking industry for the same period.

The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2012, we had a branch network comprised of 2,544 branches, which increased to 4,715 branches as at March 31, 2017. Section 23 of the Banking Regulation Act, 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new branches. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI has further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of branches we will be able to open, which would, in turn, have an impact on our future growth.

In addition, our rapid growth has placed, and if it continues, will place, significant demands on our operational, credit, financial and other internal risk controls including:

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

If our internal risk controls are insufficient to sustain our rapid rate of growth, if we fail to properly manage our rapid growth, or if we fail to perform adequately in any of the above areas, our operations would suffer and our business, results of operations and financial position would be materially adversely affected.

Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2017, net interest revenue after allowances for credit losses represented 74.0% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

While the RBI increased the policy repo rate by 25 basis points in January 2014, domestic interest rates have softened from the levels in the latter part of 2013 (when the RBI initiated emergency liquidity tightening measures). The combination of global disinflationary pressures (a result of falling commodity prices and subdued growth), better supply management of food items, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices have helped to keep domestic inflation in check in recent years, thereby causing CPI inflation to decrease from levels of 8.25% in March 2014 to 5.25% in March 2015 to 4.83% in March 2016 and to 3.89% in March 2017. This softening in inflation led the RBI to cut the policy repo rate by 75 basis points in fiscal 2016 and by another 50 bps in fiscal 2017. In addition, in order to make the liquidity situation more comfortable, the RBI also conducted net open market operation (OMO) purchases of Rs. 1.1 trillion in fiscal 2017, compared to net OMO sales of Rs. 0.5 trillion in fiscal 2016. Moreover, the demonetization of the 500 and 1000 rupee notes also flushed the system with ample liquidity. In response to the declining policy rates, easing liquidity conditions and lower central government borrowing, the benchmark bond yield also eased during fiscal 2017. However, despite the RBI’s easing of monetary policy and demonetization, domestic fixed income markets remained uncertain about state borrowing and the increase in bond supply from other semi-government entities, which prevented a sharper decline in bond yields.

In fiscal 2018, with the likelihood of a normal monsoon season and subdued global commodity prices, the headline inflation is likely to further decline to an average level of 3.1%, opening up room for additional rate cuts by the RBI. However, U.S interest rates may further increase and if global interest rates increase in response to tighter U.S. monetary policy, there could be a flow-on effect for domestic rates. As a result, we may be forced to increase our interest rates, which may adversely affect our results of operations. Any volatility in interest rates could also adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance. See “ Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense” and “Selected Statistical Information—Yields, Spreads and Margins ”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes represented 1.3% of our gross customer assets as of March 31, 2017. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.6% of our net customer assets portfolio as of March 31, 2017. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2017, 74.6% of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See “Note 10—Loans” in our consolidated financial statements.

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

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India. For example, recently, state governments of Uttar Pradesh and Maharashtra have announced waiver of amounts due under agricultural loans provided by the banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. It is unclear when the governments will compensate the banks for the waivers so announced. Further, such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by the RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2017, our largest single customer exposure was Rs. 106.9 billion, representing 13.0% of our capital funds, and our ten largest customer exposures totaled Rs. 568.0 billion, representing 69.0% of our capital funds, in each case, computed in accordance with RBI guidelines. None of our ten largest customer exposures were classified as non-performing as of March 31, 2017. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. As of March 31, 2017, our largest industry concentrations, based on RBI guidelines, were as follows: NBFC/financial intermediaries (4.9%), retail trade (4.4%), banks and financial institutions (4.2%) and automobile & auto ancillary (4.1%). In addition, as of March 31, 2017, 21.0% of our exposures were consumer loans. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2017, our total non-performing loans and credit substitutes as a percentage of non-performing loans in accordance with U.S. GAAP were concentrated in the following industries: wholesale trade—consumer goods (18.9%), iron and steel (5.4%) and agriculture production—food (5.1%). In addition, 13.0% of our non-performing loans and credit substitutes were consumer loans.

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

The RBI prescribes guidelines on priority sector lending (“PSL”) in India. Under these guidelines, banks in India are required to lend 40.0% of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The RBI has issued revised priority sector lending norms applicable from fiscal 2016 onwards. The priority sector requirements must be met as of March 31 of the fiscal year with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. From fiscal 2017, PSL achievement is required to be evaluated at the end of the financial year based on the average of priority sector target /sub-target achievement as at the end of each quarter of that financial year. Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with National Bank for Agriculture and Rural Development (“NABARD”) and other Funds with NABARD, National Housing Bank (“NHB”), Small Industries Development Bank of India (“SIDBI”) or Micro Units Development & Refinance Agency Limited (“MUDRA”), as decided by the RBI from time to time.

Further, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. The target for fiscal 2017 was 11.7%. Failure to maintain these lending levels to non-corporate farmers will attract penalties. The RBI has also directed banks to continue to pursue the target of 13.5% of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets.

Our total PSL achievement for fiscal 2017 stood at 43.04% and our achievement of direct lending to non-corporate farmers stood at 13.09% for fiscal 2017 as against a requirement of 40% and 11.7%, respectively. However, in fiscal 2017 agricultural loans made to small and marginal farmers were 5.53% of ANBC, against the requirement of 8.0%, with a shortfall of Rs. 96.37 billion, and advances to sections termed “weaker” by the RBI were 8.59% against the requirement of 10.0%, with a shortfall of Rs. 55.01 billion Our achievement stood at 13.19% compared to a target of 13.5% of ANBC towards lending to borrowers, who constituted the direct agriculture lending category under the earlier guidelines.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.4% as of March 31, 2017 (as compared to 0.3% as of March 31, 2016). Further expansion of the PSL scheme could result in an increase of non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

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

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2017, 74.6% of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, the Bank’s records of borrowers’ and guarantors addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors led to a downturn in real estate prices in India, which negatively impacted the value of our collateral.

The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. During fiscal 2014, the RBI issued guidelines on revitalizing distressed assets in the economy. The guidelines envisage the formation of a joint lenders’ forum (“JLF”) and the taking of a corrective action plan (“CAP”) in relation to delinquent accounts where the overdues are between 61 and 90 days and the aggregate exposure of all lenders in an account is Rs. 1 billion or above. Such accounts may be restructured under the JLF mechanism. In June 2015, the RBI issued guidelines on strategic debt restructuring which allow banks to convert loan dues to equity shares, subject to certain conditions. In addition, in June 2016, the RBI introduced a scheme for sustainable structuring of stressed assets which provides an optional framework for the resolution of large borrowal accounts.

The Insolvency and Bankruptcy Code, 2015 has also been notified on December 1, 2016, with the aim to provide for the efficient and timely resolution of insolvency. For further details, please see “Supervision and Regulation”. However, there can be no assurance that we will be able to successfully implement the above-mentioned mechanisms and recover the amounts due to us in full. The inability to foreclose on such loan dues or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income.

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

As of March 31, 2017, the RBI requires a minimum capital adequacy ratio of 10.25% (including capital conservation buffer) of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 14.6% as of March 31, 2017 as per Basel III (as compared to 15.5% as of March 31, 2016 and 16.8% as of March 31, 2015). Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India and in July 2013, the RBI issued a master circular consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) grading the enhancement of the total capital requirement; iv) introducing a capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of Common Equity Tier I (“CET-I”) capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier 1 capital instruments at a pre-specified trigger level. For Additional Tier 1 instruments issued before March 31, 2019, i.e., before the full implementation of Basel III there would be two pre-specified triggers. A lower pre-specified trigger at CET1 of 5.5% of RWAs will apply and remain effective before March 31, 2019; from this date the trigger will be raised at CET1 of 6.125% of RWAs for all such instruments. Additional Tier 1 instruments issued on or after March 31, 2019 will have only one pre-specified trigger at CET1 of 6.125% of RWAs. The capital requirement, including the capital conservation buffer, will be 11.5% once these guidelines are fully phased in. Domestic systemically important banks will be required to maintain a CET-I capital requirement ranging from 0.2% to 0.8% of risk weighted assets. See “Supervision and Regulation—Domestic Systemically Important Banks.”. Banks will also be required to have an additional capital requirement towards countercyclical capital buffer varying between 0% and 2.5% of the risk weighted assets as announced by the RBI. The transitional arrangements began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. Additionally, the Basel III Liquidity Coverage Ratio (“LCR”), which is a measure of the Bank’s high quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, will apply in a phased manner starting with a minimum requirement of 60% from January 1, 2015 and reaching a minimum of 100% on January 1, 2019. These various requirements require us to begin preparing in advance and requirements to increase capital to meet increasing capital adequacy ratios could require us to forego certain business opportunities.

We believe that the demand for Basel III compliant debt instruments such as Tier II capital eligible securities may be limited in India. In the past, the RBI has reviewed and made amendments in its guidelines on Basel III capital regulations with a view to facilitating the issuance of non-equity regulatory capital instruments by banks under the Basel III framework. It is unclear what effect, if any, these amendments may have on the issuance of Basel III compliant securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel III compliant securities in India.

If we are unable to meet the new and revised requirements, our business, future financial performance and the price of our equity shares could be adversely affected.

HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.

HDFC Limited and its subsidiaries owned 21.2% of our equity as of March 31, 2017. So long as HDFC Limited and its subsidiaries hold at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors, our Chairperson and Managing Director, to our Board of Directors. These two directors are not required to retire by rotation and their appointments are subject to RBI approval. Mrs. Shyamala Gopinath has been appointed as part-time Non-Executive Chairperson for three years with effect from January 2, 2015. Two of our other directors, Mr. Keki Mistry and Mrs. Renu Karnad, are the Vice Chairman and Chief Executive Officer and the Managing Director of HDFC Limited, respectively. Mr. Mistry and Mrs. Karnad both also serve on the boards of various other companies and were appointed to our Board of Directors independent of HDFC Limited’s entitlement to nominate two directors. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.

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

In the past, there have been reports in the Indian media suggesting that we may merge with HDFC Limited. We consider business combination opportunities as they arise. At present, we are not actively considering a business combination with HDFC Limited. Any significant business combination would involve compliance with regulatory requirements and shareholder and regulatory approvals.

Additionally, on July 15, 2014, the RBI issued guidelines in relation to the issuance of long term bonds with a view to encouraging financing of infrastructure and affordable housing. Regulatory incentives in the form of an exemption from the reserve requirements and a relaxation in PSL norms are stipulated as being restricted to bonds that are used to incrementally finance long-term infrastructure projects and loans for affordable housing. Any incremental infrastructure or affordable housing loans acquired from other banks and financial institutions, such as those that could be involved in a business combination with HDFC Limited, to be reckoned for regulatory incentives will require the prior approval of the RBI. We cannot predict the impact any potential business combination or what implications these guidelines would have on our business, financial condition, growth prospects or the prices of our equity shares.

We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance.

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies and may effectively prevent us from taking advantage of business opportunities. See Note 28 “Related Party Transactions” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal 2017. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forego other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

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

RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under the Banking Regulation Act, a shareholder presently cannot exercise voting rights in excess of 10% of the total voting rights, which ceiling on voting rights may be increased in a phased manner up to 26% by the RBI. In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)	In the case of individuals and non-financial entities (other than promoters / a promoter group), 10% of the paid up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter / promoter group shareholding shall be as prescribed under the February 2013 guidelines, i.e.,15%.

(ii)	In the case of entities from the financial sector, other than regulated or diversified or listed, 15% of the paid-up capital.

(iii)	In the case of “regulated, well diversified, listed entities from the financial sector” shareholding by supranational institutions, public sector undertaking or government, up to 40% of the paid-up capital is permitted for both promoters / a promoter group and non-promoters.

Such restrictions could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. The RBI’s approval is required for the acquisition or transfer of a bank’s shares, which will increase the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5% or more of its total paid-up capital. The RBI, when considering whether to grant an approval, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests, as prescribed by the RBI. The RBI has accorded its approval for HDFC Limited to hold more than 10% of our stock. HDFC Limited’s substantial stake in us could discourage or prevent another entity from exploring the possibility of a combination with us. These obstacles to potentially synergistic business combinations could negatively impact our share price and have a material adverse effect on our ability to compete effectively with other large banks and consequently our ability to maintain and improve our financial condition.

Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “LODR Regulations”), all related party transactions will require approval from the audit committee. Further, all material related party transactions (based on the threshold provided under the LODR Regulations) will require shareholders’ approval. Further, pursuant to the LODR Regulations a related party is unable to vote with regard to the approval of these transactions. For transactions with HDFC Limited shareholder approvals have been obtained. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.

Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49% of the paid-up capital under the automatic route. This limit can be increased to 74% of the paid-up capital with prior approval from the Foreign Investment Promotion Board (the “FIPB”). Pursuant to a letter dated February 4, 2015, the FIPB has approved foreign investment in the Bank up to 74% of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If we are subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on our results of operation and financial condition. As of March 31, 2017, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 74.25% of the paid-up capital of the Bank. On February 16, 2017, the RBI lifted the restriction on the purchase of the equity shares of the Bank by foreign investors, since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74%. The RBI notified by press release on February 17, 2017 and by separate letter to us dated February 28, 2017 that the foreign shareholding in all forms in the Bank crossed the said limit of 74%. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. These limitations could negatively affect the price of our shares and could limit the ability of investors to trade our shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “ Supervision and Regulation— Foreign Ownership Restriction.”

Our success depends in a large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the efforts of our Chairperson, our Managing Director, our Deputy Managing Director, our Executive Director and members of our senior management. Our future performance is dependent on the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.

We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

The RBI is empowered under the Banking Regulation Act to impose penalties on banks and their employees to enforce applicable regulatory requirements. In fiscal 2014, the RBI imposed penalties on us and many other banks for certain irregularities and violations discovered by the RBI during its scrutiny conducted in the first half of 2013, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in the periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for the sale of third party products, the sale of gold coins for cash in excess of Rs. 50,000 in certain cases and the non-submission of proper information as required by the RBI. We paid a penalty of Rs. 45 million in June 2013. Further, in this regard, the FIU, in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions. We filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. Pursuant to the directions of the appellate tribunal, the Bank created a fixed deposit of Rs. 2.6 million in favor of FIU. In June 2017, the appellate tribunal dismissed the penalty levied by the FIU and observed that the prescribed matter fell within the provisions of section 13(2)(a) of the PMLA, 2002 (pursuant to which a warning was required to be given to the Bank), and that the matter did not fall within section 13(2)(d) of the PMLA, 2002 (pursuant to which monetary penalties can be imposed on failure to comply with certain obligations under the PMLA, 2002) as mentioned by the FIU. The appellate tribunal further ordered that the fixed deposit created by the Bank as per the interim order of the appellate tribunal be released forthwith. See “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Penalties.” Additionally, during fiscal 2014, the RBI investigated a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. Based on its assessment, the RBI, in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on “Lending under Consortium Arrangement/Multiple Banking Arrangements”. In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI has imposed a penalty of Rs. 20 million on us notified to us through its letter dated July 19, 2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC/AML guidelines in this respect. See “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Penalties.” We cannot predict the initiation or outcome of any further investigations by other authorities or different investigations by the RBI. The penalties imposed by the RBI have generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results.

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism or other countries or persons targeted by U.S., EU or other economic sanctions may cause potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.

We engage in business with customers and counterparties from diverse backgrounds. In light of U.S., EU and other sanctions, it cannot be ruled out that some of our customers or counterparties are or may become the subject of sanctions. Such sanctions may result in our inability to gain or retain such customers or counterparties or receive payments from them. In addition, the association with such individuals or countries may damage our reputation or result in significant fines. This could have a material adverse effect on our business, financial results and the prices of our securities.

These laws, regulations and sanctions or similar legislative or regulatory developments may further limit our business operations. If we were determined to have engaged in activities targeted by certain U.S., EU or other statutes, regulations or executive orders, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential sanctions. In addition, depending on sociopolitical developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with certain restricted targets. The above circumstances could have a material adverse effect on our business, financial results and the prices of our securities.

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

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “ Selected Statistical Information—Funding ”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2017, 38% of our loans are expected to mature within the next one year and 44% of our loans are expected to mature between the next one to three years. As of March 31, 2017, 36% of our deposits are expected to mature within the next one year and 45% of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which period the bout of interest rate tightening in India was faster than in many other economies. The RBI raised key policy rates from 5.25% (repo rate) in April 2010 to 8.5% in October 2011. However, key policy rates were eased from 8.0% (repo rate) in April 2012 to 7.25% in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (which was introduced by the RBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased from 200 basis points above the repo rate in September 2013 to 100 basis points above repo rate in October 2013. In contrast, the policy rates were tightened from 7.5% (repo rate) in September 2013 to 8.0% in January 2014. The RBI reduced the policy repo rate again to 7.75% in January 2015, further reducing it to 7.5% in March 2015, 7.25% in June 2015, 6.75% in September 2015, 6.5% in April 2016 and 6.25% in October 2016. We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) at least 20.0% of our liabilities (computed as per guidelines issued by the RBI) in bonds issued by the Government of India. We are also required to maintain 4% of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government-issued securities is generally lower than that earned on our other interest earning assets.

Further competition and the development of advanced payment systems by our competitors would adversely impact our cash float and decrease fees we receive in connection with cash management services.

The Indian market for cash management services (“CMS”) is marked by some distinctive characteristics and challenges such as a vast geography, a large number of small business-intensive towns, a large unorganized sector in various business supply chains, and infrastructural limitations for accessibility to many parts of the country. Over the years, such challenges have made it a daunting task for CMS providers in the country to uncover the business potential and extend suitable services and product solutions to the business community.

We have been able to retain and increase our share of business in cash management services through traditional product offerings as well as by offering new age electronic banking services. With new entrants in the payment space such as new payment banks now being granted licenses to conduct business and certain financial technology companies, the competition in the payments landscape is likely to increase. Any increased competition within the payment space or any introduction of a more advanced payment system in India may have a material adverse effect on our financial condition.

We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, and we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.

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

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2017 was 19.3% of our net worth on a non-consolidated basis and 20.2% on a consolidated basis, in each case, under Indian GAAP. See “Supervision and Regulation—Regulations Relating to Capital Market Exposure Limits”. If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.

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

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to various cyber threats such as: a) phishing and trojans targeting our customers, whereby fraudsters send unsolicited mails to our customers seeking account-sensitive information or infecting customer computers in an attempt to search and export account-sensitive information; b) hacking, whereby attackers seek to hack into our website with the primary intention of causing reputational damage to us by disrupting services; and c) data theft whereby cyber criminals attempt to intrude into our network with the intention of stealing our data or information or to extort money. Attempted cyber threats fluctuate in frequency but are generally increasing in frequency. There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber-incident which might have occurred on their own system or with that of an unrelated third party. Any cyber security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.

Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.

We face strong competition in all areas of our business, and some of our competitors are larger than we are. We compete directly with large public and private sector banks, some of which are larger than we are based on certain metrics such as customer assets and deposits, branch network and capital. These banks are becoming more competitive as they improve their customer services and technology. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. See “—We may face increased competition as a result of revised guidelines that relax restrictions on the presence of foreign banks in India and a proposal by the RBI to grant fresh banking licenses for the establishment of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.” In addition, new entrants into the financial services industry, including companies in the financial technology (“Fintech”) sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

We may face increased competition as a result of revised guidelines that relax restrictions on the presence of foreign banks in India and a proposal by the RBI to grant fresh banking licenses for the establishment of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.

The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49% of the paid-up capital is permitted in Indian private sector banks under the automatic route and this limit can be increased up to 74% with prior approval of the concerned authority. However, under the Banking Regulation Act a shareholder cannot exercise voting rights in excess of 10% of the total voting rights. The ceiling on voting rights may be increased in a phased manner up to 26% by the RBI. The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. See “Supervision and Regulation—Entry of new banks in the private sector”.

In February 2013, the RBI released guidelines for the licensing of new banks in the private sector. The RBI permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly-owned non-operative financial holding company (NOFHC) route, subject to compliance with certain specified criteria. Such a NOFHC was permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, IDFC Bank and Bandhan Bank commenced banking operations in fiscal 2016.

In November 2014, the RBI released guidelines for the licensing of payments banks and small finance banks in the private sector. In August 2015, the RBI granted “in-principle” approval to eleven applicants to set up payments banks. Of the eleven approved applicants, three withdrew their applications citing business concerns. As of now, there are three operational payments banks in India. In September 2015, the RBI also granted “in-principle” approval to ten applicants to set up small finance banks. All ten applicants have received their final license. Some of these small finance banks have commenced their operations in fiscal 2017.

In August 2016, the RBI released final guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

In May 2016, the RBI also issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. See “Supervision and Regulation—Entry of new banks in the private sector”.

Any growth in the presence of foreign banks or new banks in the private sector may increase the competition that we face and, as a result, have a material adverse effect on our business and financial results.

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with U.S. GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Note 2u, “Business Combination” in our consolidated financial statements.

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As at March 31, 2012, we had 2,544 branches and as at March 31, 2017, we had 4,715 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

Deficiencies in accuracy and completeness of information about customers and counterparties may adversely impact us.

We rely on accuracy and completeness of information about customers and counterparties while carrying out transactions with them or on their behalf. We may also rely on representations as to the accuracy and completeness of such information. For example, we may rely on reports of independent auditors with respect to financial statements, and decide to extend credit based on the assumption that the customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted by reliance on information that is inaccurate or materially misleading. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

We present our financial information differently in other markets or in certain reporting contexts.

In India, our equity shares are traded on the BSE Limited (the “BSE”) and National Stock Exchange of India Limited (the “NSE”). Under Indian laws and rules, we are required to report our financial results in India in Indian GAAP. Because of the difference in accounting principles and presentation, certain financial information available in our required filings in the United States may be presented differently than in the financial information we provide under Indian GAAP.

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

Scheduled commercial banks in India, including us, insurers/ insurance companies and non-banking financial companies, will be required to prepare financial statements under IFRS or a variation thereof, Indian Accounting Standards, as per the implementation roadmap drawn up by the Ministry of Corporate Affairs. In addition, we may adopt IFRS for the purposes of our filings pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). If we do, we may be adversely affected by this transition.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”). The 2016 Roadmap requires such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, and to prepare comparative financial information for accounting periods commencing on or after April 1, 2017. The RBI, in its circular dated February 11, 2016, requires all scheduled commercial banks to comply with IND-AS for financial statements for the periods stated above. The RBI does not permit banks to adopt IND-AS earlier than these timelines. Recently, in June 2017, the Insurance Regulatory and Development Authority of India (“IRDA”) deferred the effective date for implementation of IND-AS accounting model in the insurance sector by two years.

In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be for the accounting period commencing on April 1, 2018 and, as such, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.

The new accounting standards are expected to change, among other things, our methodologies for estimating allowances for probable loan losses and classifying and valuing our investment portfolio, as well as our revenue recognition policy. It is possible that our financial condition, results of operations and changes in shareholders’ equity may appear materially different under IND-AS or IFRS than under Indian or U.S. GAAP, respectively. Further, during the transition to reporting under the new standards, we may encounter difficulties in the ongoing implementation of the new standards and development of our management information systems. Given the increased competition for the small number of IFRS-experienced accounting personnel in India, it may be difficult for us to employ the appropriate accounting personnel to assist us in preparing IND-AS or IFRS financial statements. Moreover, there is no significant body of established practice from which we may draw when forming judgments regarding the application of the new accounting standards. There can be no assurance that the Bank’s controls and procedures will be effective in these circumstances or that a material weakness in internal control over financial reporting will not occur. Further, failure to successfully adopt IND-AS or IFRS could adversely affect the Bank’s business, financial condition and results of operations.

Risks Relating to Investments in Indian Companies

Financial instability in other countries may cause increased volatility in the Indian financial market.

The Indian market and the Indian economy are influenced by the economic and market conditions in other countries, particularly the emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has affected the Indian economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other markets may cause increased volatility in the Indian financial market and, more generally, in the Indian economy. Any financial instability or disruptions could also have a negative impact on the Indian economy and could harm the Bank’s business, its future financial performance and the prices of its equity shares and ADSs.

The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in recent years. In particular, sub-prime mortgage loans in the United States have experienced increased rates of delinquency, foreclosure and loss. The recent history of financial crises which have affected both emerging and developed economies has given rise to heightened liquidity and credit concerns and caused an increase in volatility in the global credit and financial markets. Developments in the Eurozone have further exacerbated concerns relating to liquidity and volatility in global capital markets.

Developments in the Eurozone during the past couple of years have exacerbated the ongoing global economic crisis. Large budget deficits and rising public debts have triggered sovereign debt crisis in multiple European countries that resulted in the bailout of certain economies and increased the risk of government debt defaults, forcing governments to undertake aggressive budget cuts and austerity measures. On the back of this crisis, the U.K. voted to leave the European Union in 2016, prompting a plunge in the sterling and a credit rating downgrade. The outcome of the U.K. referendum created fear of potential further exits from the European Economic and Monetary Union. Some of these apprehensions have been alleviated by favorable outcomes of the Dutch and French elections results. However, the terms of the U.K.’s exit from the European Union are yet to be negotiated and this uncertainty regarding the future of the relationship between the United Kingdom and the European Union could keep financial markets on edge. In addition, the sovereign ratings of various European Union countries have been downgraded since 2012. Financial markets and the supply of credit could continue to be negatively impacted by ongoing concerns surrounding the sovereign debts and fiscal deficits of European countries, the possibility of further downgrades of, or defaults on, sovereign debt, concerns regarding a slowdown in growth in certain economies and the adoption of negative interest rates in developed economies, as well as uncertainties regarding the stability and overall standing of the European Monetary Union. These and other related events have had a significant impact on the global credit and financial markets as a whole, including reduced liquidity, greater volatility, the widening of credit spreads and a lack of price transparency.

In response to such developments, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event that the current adverse conditions in the global credit markets continue or if there is any significant financial disruption, this could cause increased volatility in the Indian financial market and have an adverse effect on our business, future financial performance and the trading price of our equity shares.

Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign branches are located, by an international rating agency could adversely affect our business and profitability.

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

In addition, the rating of our foreign branches may be impacted by the sovereign rating of the country in which those branches are located, particularly if the sovereign rating is below India’s rating. Any revision to the sovereign rating of the countries in which our branches are located to below India’s rating could impact the rating of our foreign branches and any securities issued from those branches. In fiscal 2016, declining oil prices caused the credit ratings of many oil exporting countries to be downgraded. In February 2016, S&P lowered its long- and short-term foreign and local currency sovereign credit ratings on the Kingdom of Bahrain to BB/B (stable) from BBB-/A3 (negative). We have outstanding bonds issued from our Bahrain branch. The rating criteria published by S&P restrict the rating of any bond issued in a jurisdiction to the host country rating. As such, following Bahrain’s sovereign credit rating downgrade, S&P placed the long-term issue rating of the senior unsecured bonds issued by our Bahrain branch on CreditWatch with negative implications. Subsequent to the rating action, we put a structure in place guaranteeing payment on these bonds by our Hong Kong branch or one of our Indian branches should our Bahrain branch be unable to service these bonds. In July 2016, S&P removed these bonds from CreditWatch with negative implications and affirmed the senior unsecured bonds’ BBB- long-term issue rating.

Going forward, the sovereign ratings outlook for India will remain dependent on the growth of the economy and the inflation environment, as well as exercise of adequate fiscal restraint by the government. Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign branches are located, by international rating agencies may adversely impact our business financial position and liquidity, limit our access to capital markets, and increase our cost of borrowing.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Capital flows have picked up substantially during fiscal 2017, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform government in 2014. While the Current Account Deficit (“CAD”) remained a main area of concern over fiscal 2012 and fiscal 2013, it shrunk sharply in fiscal 2014 to 1.7% of GDP, and fell further in fiscal 2016 to 0.7% of GDP, respectively. It is likely to remain at around 1% in fiscal 2017 as well. A sharp contraction in the oil imports bill on the back of a near fifty percent decline in global crude prices was the main reason behind the improvement in the current account position. During fiscal 2014, the rupee came under immense and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1% against the U.S. dollar. Investor expectations that reforms implemented by India’s government will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85% in fiscal 2015. During fiscal 2016 the rupee depreciated by 6.32% primarily reflecting global risk aversion and a strong U.S. dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1% against the U.S. dollar. Going forward, the Indian rupee may be impacted by factors such as: (a) the tightening in U.S. monetary policy, (b) the rise in protectionist voices across the world (c) uncertainty surrounding the United Kingdom’s exit from the European Union, (d) the slower pace of growth in China, and (e) the prospect of an normal monsoon season, which could revive rural demand. Further, global risk aversion could mean a continuation of the rotation of global fund flows from emerging markets to U.S. markets over the medium term. However, the Indian rupee may be less vulnerable than other emerging market currencies on the back of an improvement in the CAD and a moderation in inflation rates. Nevertheless, it remains a possibility that the RBI will intervene in the foreign exchange markets to stamp out excess volatility in the exchange rate in the event of potential shocks, such as an increase in U.S. interest rates or a break-down in the negotiations between EU and U.K. policymakers. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which would, in turn, cause domestic interest rates to rise.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators remain significant as independent factors in the Indian economy. The election of a pro-business majority government in May 2014 has marked a distinct increase in expectations for policy and economic reforms among certain aspects of the Indian economy. There is no guarantee that the current government will be able to enact an optimal set of reforms or that any such reforms would continue or succeed if there were a change in the current majority leadership in the government in the future. There is also no guarantee that the government will announce an optimal set of reforms or policies in the future. In November 2016, the government undertook demonetization of high denomination notes of Rs. 500 and Rs. 1000. Short-term disruptions that the “cash squeeze” caused, weighed down on the economy. The rate of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. In addition, the GST was implemented in India in July 2017 and replaced multiple cascading taxes levied by the Indian central and state governments. Any significant change in India’s economic liberalization, deregulation policies or other major economic reforms could adversely affect business and economic conditions in India generally and our business in particular.

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

We are a limited liability company incorporated under the laws of India. Substantially all of the Bank’s directors and executive officers and some of the experts named herein are residents of India and a substantial portion of the assets of the Bank and such persons are located in India. As a result, it may not be possible for investors to effect service of process on the Bank or such persons in jurisdictions outside of India, or to enforce against them judgments obtained in courts outside of India predicated upon civil liabilities of the Bank or such directors and executive officers under laws other than Indian Law.

In addition, India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under section 13 and section 44A of the Indian Civil Procedure Code (the “Civil Procedure Code”). Section 44A of the Civil Procedure Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India that the government has, by notification, declared to be a reciprocating territory, that judgment may be enforced in India by proceedings in execution as if it had been rendered by the relevant court in India. However, section 44A of the Civil Procedure Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards.

The United States has not been declared by the government to be a reciprocating territory for the purposes of section 44A of the Civil Procedure Code. However, the United Kingdom has been declared by the government to be a reciprocating territory and the High Courts in England as the relevant superior courts. A judgment of a court in a jurisdiction which is not a reciprocating territory, such as the United States, may be enforced only by a new suit upon the judgment and not by proceedings in execution. Section 13 of the Civil Procedure Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except: (i) where it has not been pronounced by a court of competent jurisdiction; (ii) where it has not been given on the merits of the case; (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where it has been obtained by fraud; or (vi) where it sustains a claim founded on a breach of any law in force in India. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to execution. Any judgment in a foreign currency would be converted into Indian rupees on the date of the judgment and not on the date of the payment. The Bank cannot predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to considerable delays.

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

Investors in ADSs will have no voting rights, unlike holders of the equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and “Description of American Depositary Shares—Voting Rights”.

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

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. Currently, prices of securities listed on Indian exchanges are displaying signs of volatility linked among other factors to the uncertainty in the global markets and the rising inflationary and interest rate pressures domestically. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations or trading restrictions could have a material adverse effect on the price of our equity shares and ADSs.

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

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The SEBI and the stock exchanges are responsible for improving disclosure and other regulatory standards for the Indian securities markets. The SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Foreign Account Tax Compliance Act withholding may affect payments on the equity shares and the ADSs.

Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of intergovernmental agreements (“IGAs”) with other jurisdictions which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.

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

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2013	US$	43.0	US$	27.3	698,845
2014		43.8		26.6	949,054
2015		64.0		39.3	1,008,525
2016
First Quarter		61.8		54.2	816,835
Second Quarter		64.1		51.6	813,647
Third Quarter		65.4		56.1	702,302
Fourth Quarter		62.0		51.1	780,966
2017
First Quarter		67.1		59.8	629,663
Second Quarter		74.0		65.1	598,900
Third Quarter		73.5		59.1	796,168
Fourth Quarter		75.3		59.0	868,821
Most Recent Six Months
January 2017		69.8		59.0	1,047,330
February 2017		73.3		68.9	822,011
March 2017		75.3		70.7	752,265
April 2017		81.7		75.0	821,226
May 2017		87.8		79.3	694,077
June 2017		89.8		85.9	818,162
July 1, 2017 to July 21, 2017		92.2		87.1	486,035

The closing price for our ADSs on the NYSE was US$ 91.6 per ADS on July 21, 2017.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the NSE;

•	the imputed high and low prices for our equity shares translated into U.S. dollars, based on the noon buying rate in the city of New York for cable transfers in Indian rupees at U.S.$1.00 = Rs. 64.85 on March 31, 2017; and

•	the average daily trading volume for our equity shares on the NSE.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2013	Rs.	705.5	Rs.	482.2	US$	10.9	US$	7.4	2,660,099
2014		760.8		528.0		11.7		8.1	3,143,188
2015		1109.3		707.3		17.1		10.9	1,985,588
2016
First Quarter		1072.0		944.2		16.5		14.6	1,662,475
Second Quarter		1128.0		977.0		15.1		15.1	1,455,951
Third Quarter		1124.0		1,040.1		16.0		16.0	1,156,124
Fourth Quarter		1108.0		928.0		14.3		14.3	1,556,754
2017
First Quarter		1195.0		1,042.9		18.4		16.1	1,317,863
Second Quarter		1318.5		1,160.9		20.3		17.9	1,360,800
Third Quarter		1300.1		1,158.0		20.0		17.9	1,313,337
Fourth Quarter		1480.0		1,183.1		22.8		18.2	3,243,900
Most Recent Six Months
January 2017		1,300.0		1,183.1		20.0		18.2	1,564,445
February 2017		1,454.0		1,280.5		22.4		19.7	6,950,170
March 2017		1,480.0		1,369.0		22.8		21.1	1,646,147
April 2017		1,574.0		1,425.1		24.3		22.0	1,855,800
May 2017		1,648.0		1,522.6		25.4		23.5	1,139,803
June 2017		1,716.0		1,620.6		26.5		25.0	1,113,147
July 1, 2017 to July 21, 2017		1,748.0		1,645.0		27.0		25.4	934,449

The closing price for our equity shares on the National Stock Exchange was Rs. 1,703.1 per share on July 21, 2017.

As of March 31, 2017, there were 481,983 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 503 had registered addresses in the United States and held an aggregate of 771,183 equity shares representing 0.10% of our shareholders. In our books only, the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs and GDRs.

Upon our acquisition of Centurion Bank of Punjab (“CBoP”) in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2017, there were 22,891,290 GDRs outstanding, representing 11,445,645 shares of the Bank (in aggregate 0.45% of our paid-up capital).

DESCRIPTION OF EQUITY SHARES

The Company

We are registered under Corporate Identity Number L65920MH1994PLC080618 with the Registrar of Companies, Maharashtra State, India. Our Memorandum of Association permits us to engage in a wide variety of activities, including all the activities in which we currently engage or intend to engage, as well as other activities in which we currently have no intention of engaging.

Dividends

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of its shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends are generally declared as a percentage of par value (on a per share basis) and distributed and paid to shareholders. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.

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

Before paying any dividend on our shares, we are required under the Indian Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred and any other item of expenditure not represented by tangible assets). We are permitted to declare dividends of up to 35.0% of net profit calculated under Indian GAAP without prior RBI approval subject to compliance with certain prescribed requirements. Further, upon compliance with the prescribed requirements, we are also permitted to declare interim dividends subject to the above-mentioned cap computed for the relevant accounting period.

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

Our Board of Directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles. Holders of ADSs may not be able to participate in any such offer. See “Description of American Depositary Shares—Share Dividends and Other Distributions ”.

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within six months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of the shareholders holding on the date of the request at least 10% of our paid up capital. A general meeting is generally convened by our company secretary in accordance with a resolution of the Board of Directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 clear days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received from 95% of the members entitled to vote. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting.

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

Unless the Articles provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as on the date of the meeting is not more than one thousand; (b) fifteen members present (in person or by proxy) if the number of members as on the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as on the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A listed company intending to pass a resolution relating to certain specified matters (such as alteration of its organizational documents, change in registered office issuing of shares with different voting or dividend rights, buy-back of shares, etc.) is required to obtain the consent of shareholders by means of a postal ballot instead of by way of a resolution passed in a general meeting. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefore and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means (e-voting), for which separate facilities are provided to the shareholders.

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

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty.

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

Our equity shares are freely transferable, subject to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the provisions of Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or any other law in force at the time, the National Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct a rectification of the register of records. It is a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within 30 days from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the National Company Law Tribunal seeking to register the transfer of equity shares. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Our Articles provide for certain restrictions on the transfer of equity shares, including granting power to the Board of Directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than 5.0% of our share capital.

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

Fees and Charges for Holders of American Depositary Shares

The depositary collects the following fees from holders of ADRs or intermediaries acting on their behalf:

Category		Depositary actions	Associated fee
(a)	Issuing ADSs	Issuing ADSs upon deposits of shares, issuances in respect of share distributions, rights and other distributions, stock dividends, stock splits, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities.	US$5.00 for each 100 ADSs (or portion thereof) issued or delivered.

(b)	Distributing dividends	Distribution of cash.	US$0.02 or less per ADS.

(c)	Distributing or selling securities	Distribution to ADR holders of securities received by the depositary or net proceeds from the sale of such securities.	US$5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d)	Cancellation or reduction of ADSs	Acceptance of ADSs surrendered for withdrawal of deposited shares, or the cancellation or reduction of ADSs for any other reason.	US$5.00 for each 100 ADSs (or portion thereof) reduced, canceled or surrendered (as the case may be).

(e)	Transferring, splitting or combining ADRs	Transfer, split or combination of depositary receipts.	US$1.50 per ADR.

(f)	General depositary services	Services performed by the depositary in administering the ADRs.	US$0.01 per ADS per calendar year (or portion thereof).

(g)	Other	Fees, charges and expenses incurred on behalf of holders in connection with:	The amount of such fees, charges and expenses incurred by the depositary and/or any of its agents.

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

Fees Paid by the Depositary to us

Direct and Indirect Payments

The depositary has agreed to contribute certain reasonable direct and indirect expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, we may be required to repay to the depositary amounts contributed by them.

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal 2017.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	4,230,946.17 (approximately Rs. 284.4 million)

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

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without the consent of ADR holders for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being notified of these changes, the ADR holder is deemed to agree to, and be bound by, such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

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

	Dividend per equity share				Total amount of dividends declared
					(in millions)
Relating to Fiscal Year
2013	Rs.	5.50	US$	0.085	Rs.	13,090.8	US$	201.9
2014		6.85		0.106		16,433.5		253.4
2015		8.00		0.123		20,052.0		309.2
2016		9.50		0.146		24,017.8		370.4
2017		11.00		0.170		28,188.0		434.7

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

We pay a 17.64% direct tax in respect of dividends paid by us. In addition, we pay a 12.0% surcharge on 17.64% direct tax and an add-on education cess at the rate of 3.0% of the total dividend distribution tax and surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied. Further, as per the provisions of Section 115BBDA, if the dividend income of a certain specified resident exceeds Rs. 1.0 million, such dividend would be taxed at the rate of 10% on any amount exceeding Rs. 1.0 million in the hand of the shareholder.

Future dividends will depend on our revenues, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. One ADS represents three equity shares. Cash dividends in respect of the equity shares represented by ADSs will be paid to the depositary in Indian rupees and, except in certain instances, will be converted by the depositary into U.S. dollars. The depositary will distribute these proceeds to ADS holders. The equity shares represented by ADSs will rank equally with all other equity shares in respect of dividends.

For a description of regulation of dividends, see “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Restrictions on Payment of Dividends”.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2015, 2016 and 2017 and the selected balance sheet data as of March 31, 2016 and 2017 are derived from our audited financial statements included in this report. Our selected balance sheet data as of March 31, 2013, March 31, 2014 and March 31, 2015 and selected income statement data for the fiscal years ended March 31, 2013 and March 31, 2014 are derived from our audited financial statements not included in this report.

For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2017 have been translated into U.S. dollars at the rate on such date of Rs. 64.85 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2013		2014		2015		2016		2017		2017
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	353,878.5	Rs.	422,211.3	Rs.	500,787.2	Rs.	625,428.6	Rs.	725,554.3	US$	11,188.1
Interest expense		196,802.0		229,639.2		264,610.9		333,067.1		373,758.7		5,763.4
Net interest revenue		157,076.5		192,572.1		236,176.3		292,361.5		351,795.6		5,424.7
Provisions for credit losses		12,688.0		17,428.1		17,000.2		21,531.3		37,951.4		585.2
Net interest revenue after provisions for credit losses		144,388.5		175,144.0		219,176.1		270,830.2		313,844.2		4,839.5
Non-interest revenue, net		65,177.4		70,834.5		79,821.5		96,833.9		110,326.1		1,701.3
Net revenue		209,565.9		245,978.5		298,997.6		367,664.1		424,170.3		6,540.8
Non-interest expense		117,591.1		124,228.1		144,973.0		182,077.3		204,204.8		3,148.8
Income before income tax expense		91,974.8		121,750.4		154,024.6		185,586.8		219,965.5		3,392.0
Income tax expense		29,840.1		42,304.2		54,519.9		67,536.9		79,224.9		1,221.7
Net income before noncontrolling interest		62,134.7		79,446.2		99,504.7		118,049.9		140,740.6		2,170.3
Less: Net income attributable to shareholders of noncontrolling interest		315.3		126.5		267.0		134.6		210.8		3.3
Net income attributable to HDFC Bank Limited	Rs.	61,819.4	Rs.	79,319.7	Rs.	99,237.7	Rs.	117,915.3	Rs.	140,529.8	US$	2,167.0
Per equity share data:
Earnings per equity share, basic	Rs.	26.18	Rs.	33.18	Rs.	40.94	Rs.	46.84	Rs.	55.23	US$	0.85
Earnings per equity share, diluted		25.91		32.94		40.55		46.33		54.57		0.84
Dividends per share		5.50		6.85		8.00		9.50		11.00		0.17
Book value(1)		196.89		221.71		299.32		343.85		400.41		6.17
Equity share data:
Equity shares outstanding at end of period		2,379.4		2,399.1		2,506.5		2,528.2		2,562.5		2,562.5
Weighted average equity shares outstanding—basic		2,361.0		2,390.3		2,423.8		2,517.4		2,544.3		2,544.3
Weighted average equity shares outstanding—diluted		2,386.1		2,408.1		2,447.3		2,545.4		2,575.4		2,575.4
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		78.54		99.54		122.82		140.52		165.69		2.55
Earnings per ADS—diluted		77.73		98.82		121.65		138.99		163.71		2.52

	As of March 31,
	2013		2014		2015		2016		2017		2017
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	218,740.2	Rs.	370,835.2	Rs.	341,124.3	Rs.	377,671.7	Rs.	430,708.6	US$	6,641.6
Term placements(2)		199,265.7		176,481.7		169,989.5		148,899.8		131,069.5		2,021.1
Loans, net of allowance		2,504,551.6		3,185,648.1		3,896,115.0		4,935,474.3		5,910,412.8		91,139.7
Investments:
Investments held for trading		87,383.5		65,077.9		61,292.8		71,860.9		35,363.7		545.3
Investments available for sale		1,018,071.5		908,824.3		1,504,412.8		1,878,684.4		2,111,385.6		32,558.0
Total		1,105,455.0		973,902.2		1,565,705.6		1,950,545.3		2,146,749.3		33,103.3
Total assets	Rs.	4,370,906.1	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	9,066,980.5	US$	139,814.7
Long-term debt		295,219.7		395,208.6		457,934.4		522,313.5		730,920.7		11,270.9
Short-term borrowings		145,617.2		150,775.5		214,191.9		253,562.4		322,265.6		4,969.4
Total deposits		2,960,533.9		3,670,000.1		4,501,710.8		5,457,860.3		6,431,322.9		99,172.3
Of which:
Interest-bearing deposits		2,438,262.0		3,057,154.5		3,768,678.8		4,575,414.5		5,277,644.0		81,382.3
Non-interest bearing deposits		522,271.9		612,845.6		733,032.0		882,445.8		1,153,678.9		17,790.0
Total liabilities		3,900,528.2		4,592,406.6		5,507,448.2		6,865,928.1		8,039,079.4		123,964.2
Noncontrolling interest		1,903.6		1,094.0		1,315.5		1,485.0		1,847.5		28.5
HDFC Bank Limited shareholders’ equity		468,474.3		531,906.7		750,252.1		869,310.2		1,026,053.6		15,822.0
Total liabilities and shareholders’ equity	Rs.	4,370,906.1	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	9,066,980.5	US$	139,814.7

	Year ended March 31,
	2013		2014		2015		2016		2017		2017
	(in millions)
Period average(3)
Interest-earning assets	Rs.	3,403,617.4	Rs.	4,110,169.4	Rs.	4,878,731.8	Rs.	6,334,288.6	Rs.	7,584,354.9	US$	116,952.3
Loans, net of allowance		2,328,320.6		2,839,477.7		3,408,315.6		4,278,152.9		5,156,042.6		79,507.2
Total assets		3,774,632.3		4,505,119.5		5,289,353.5		6,776,037.8		8,099,122.2		125,890.1
Interest-bearing deposits		2,245,452.4		2,737,895.6		3,365,392.5		4,301,515.1		5,053,872.7		77,931.7
Non-interest bearing deposits		414,590.2		448,165.2		519,675.4		620,340.4		784,108.7		12,091.1
Total deposits		2,660,042.6		3,186,060.8		3,885,067.9		4,921,855.5		5,837,981.4		90,022.8
Interest-bearing liabilities		2,721,847.0		3,362,570.1		3,944,982.9		5,130,083.6		6,104,324.6		94,129.9
Long-term debt		234,489.1		296,782.8		449,057.2		485,713.4		646,512.9		9,969.4
Short-term borrowings		241,905.5		327,891.7		130,533.2		342,855.1		403,939.0		6,228.8
Total liabilities		3,338,592.5		3,997,363.1		4,673,939.3		5,955,268.7		7,155,571.9		110,340.4
Total shareholders’ equity		436,039.8		507,756.4		615,414.2		820,769.1		943,550.3		14,549.7

	As of or for the year ended March 31,
	2013	2014	2015	2016	2017
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.6	1.8	1.9	1.7	1.7
Average total shareholders’ equity	14.2	15.6	16.1	14.4	14.9
Dividend payout ratio(4)	21.2	20.7	20.2	20.4	20.1
Spread(5)	4.1	4.2	4.3	4.1	4.1
Net interest margin(6)	4.6	4.7	4.8	4.6	4.6
Cost-to-net revenue ratio(7)	56.1	50.5	48.5	49.5	48.1
Cost-to-average assets ratio(8)	3.1	2.8	2.7	2.7	2.5
Capital:
Total capital adequacy ratio(9)	16.80	16.07	16.79	15.53	14.55
Tier 1 capital adequacy ratio(9)	11.08	11.77	13.66	13.22	12.79
Tier 2 capital adequacy ratio(9)	5.72	4.30	3.13	2.31	1.76
Average total shareholders’ equity as a percentage of average total assets	11.6	11.3	11.6	12.1	11.7
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(10)	0.8	1.2	1.0	1.0	1.3
Net non-performing customer assets as a percentage of net customer assets(10)	0.2	0.6	0.4	0.4	0.6
Total allowance for credit losses as a percentage of gross non-performing credit assets	159.4	143.5	120.4	108.3	94.6

(1)	Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.
(2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
(3)	Average balances are the average of daily outstanding amounts.
(4)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy ”
(5)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities includes non-interest bearing current accounts.
(6)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
(7)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(8)	Represents the ratio of non-interest expense to average total assets.
(9)	Total, Tier I and Tier II capital adequacy ratios for fiscal 2013 have been calculated in accordance with RBI guidelines (New Capital Adequacy Framework, generally referred to as “Basel II”) and capital adequacy ratios for fiscals 2014, 2015, 2016 and 2017 have been calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as “Basel III”) and therefore are not directly comparable. See also “Supervision and Regulation”.
(10)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2015					2016					2017
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents(1)	Rs.	85,560.4	Rs.	3,217.0	3.8%	Rs.	77,428.7	Rs.	3,339.8	4.3%	Rs.	135,626.9	Rs.	5,792.1	4.3%
Term placements		165,848.3		10,053.0	6.1		157,896.4		9,548.0	6.0		140,172.9		7,415.0	5.3
Investments available for sale		1,135,060.9		94,129.1	8.3		1,718,127.8		136,062.4	7.9		2,062,484.8		154,618.6	7.5
Investments held for trading		83,946.6		5,123.4	6.1		102,682.8		5,659.9	5.5		90,027.7		5,041.8	5.6
Loans, net:
Retail loans		2,344,964.3		282,799.0	12.1		3,023,627.7		354,229.3	11.7		3,641,118.5		418,143.7	11.5
Wholesale loans		1,063,351.3		105,465.7	9.9		1,254,525.2		116,589.2	9.3		1,514,924.1		134,543.1	8.9
Total interest-earning assets:	Rs.	4,878,731.8	Rs.	500,787.2	10.3%	Rs.	6,334,288.6	Rs.	625,428.6	9.9%	Rs.	7,584,354.9	Rs.	725,554.3	9.6%
Non-interest-earning assets:
Cash		199,948.0					247,757.0					309,118.0
Property and equipment		31,481.4					34,786.6					37,805.7
Other assets		179,192.3					159,205.6					167,843.6
Total non-interest earning assets		410,621.7					441,749.2					514,767.3
Total assets	Rs.	5,289,353.5	Rs.	500,787.2	9.5%	Rs.	6,776,037.8	Rs.	625,428.6	9.2%	Rs.	8,099,122.2	Rs.	725,554.3	9.0%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	1,054,374.0	Rs.	42,031.0	4.0%	Rs.	1,258,166.0	Rs.	50,336.0	4.0%	Rs.	1,598,619.0	Rs.	63,784.0	4.0%
Time deposits		2,311,018.5		185,290.9	8.0		3,043,349.1		233,428.7	7.7		3,455,253.7		244,294.3	7.1
Short-term borrowings(2)		130,533.2		7,341.0	5.6		342,855.1		16,491.4	4.8		403,939.0		21,899.3	5.4
Long-term debt		449,057.2		29,948.0	6.7		485,713.4		32,811.0	6.8		646,512.9		43,781.1	6.8
Total interest-bearing liabilities	Rs.	3,944,982.9	Rs.	264,610.9	6.7%	Rs.	5,130,083.6	Rs.	333,067.1	6.5%	Rs.	6,104,324.6	Rs.	373,758.7	6.1%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		519,675.4					620,340.4					784,108.7
Other liabilities		209,281.0					204,844.7					267,138.6
Total non-interest-bearing liabilities		728,956.4					825,185.1					1,051,247.3
Total liabilities	Rs.	4,673,939.3	Rs.	264,610.9	5.7%	Rs.	5,955,268.7	Rs.	333,067.1	5.6%	Rs.	7,155,571.9	Rs.	373,758.7	5.2%
Total shareholders’ equity		615,414.2					820,769.1					943,550.3
Total liabilities and shareholders’ equity	Rs.	5,289,353.5	Rs.	264,610.9	5.0%	Rs.	6,776,037.8	Rs.	333,067.1	4.9%	Rs.	8,099,122.2	Rs.	373,758.7	4.6%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2016 vs. Fiscal 2015 Increase (decrease)(1) due to						Fiscal 2017 vs. Fiscal 2016 Increase (decrease)(1) due to
	Net change		Change in Average balance		Change in average rate		Net change		Change in Average balance		Change in average rate
					(in millions)
Interest revenue:
Cash equivalents	Rs.	122.8	Rs.	(305.7)	Rs.	428.5	Rs.	2,452.3	Rs.	2,510.3	Rs.	(58.0)
Term placements		(505.0)		(482.0)		(23.0)		(2,133.0)		(1,071.7)		(1,061.3)
Investments available for sale		41,933.3		47,967.1		(6,033.8)		18,556.2		27,564.1		(9,007.9)
Investments held for trading		536.5		1,143.5		(607.0)		(618.1)		(697.6)		79.5
Loans, net:
Retail loans		71,430.3		81,845.7		(10,415.4)		63,914.4		72,341.4		(8,427.0)
Wholesale loans		11,123.5		18,961.1		(7,837.6)		17,953.9		24,200.2		(6,246.3)
Total interest-earning assets	Rs.	124,641.4	Rs.	149,129.7	Rs.	(24,488.3)	Rs.	100,125.7	Rs.	124,846.7	Rs.	(24,721.0)
Interest expense:
Savings account deposits	Rs.	8,305.0	Rs.	8,305.0	Rs.	—	Rs.	13,448.0	Rs.	13,448.0	Rs.	—
Time deposits		48,137.8		58,716.2		(10,578.4)		10,865.6		31,593.6		(20,728.0)
Short-term borrowings		9,150.4		11,940.7		(2,790.3)		5,407.9		2,938.1		2,469.8
Long-term debt		2,863.0		2,444.6		418.4		10,970.1		10,862.4		107.7
Total interest-bearing liabilities	Rs.	68,456.2	Rs.	81,406.5	Rs.	(12,950.3)	Rs.	40,691.6	Rs.	58,842.1	Rs.	(18,150.5)
Net interest revenue	Rs.	56,185.2	Rs.	67,723.2	Rs.	(11,538.0)	Rs.	59,434.1	Rs.	66,004.6	Rs.	(6,570.5)

(1)	The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes which are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2015		2016		2017
	(in millions, except percentages)
Interest revenue	Rs.	500,787.2	Rs.	625,428.6	Rs.	725,554.3
Average interest-earning assets		4,878,731.8		6,334,288.6		7,584,354.9
Interest expense		264,610.9		333,067.1		373,758.7
Average interest-bearing liabilities		3,944,982.9		5,130,083.6		6,104,324.6
Average total assets		5,289,353.5		6,776,037.8		8,099,122.2
Average interest-earning assets as a percentage of average total assets		92.2%		93.5%		93.6%
Average interest-bearing liabilities as a percentage of average total assets		74.6%		75.7%		75.4%
Average interest-earning assets as a percentage of average interest-bearing liabilities		123.7%		123.5%		124.2%
Yield		10.3%		9.9%		9.6%
Cost of funds(1)		5.7%		5.6%		5.2%
Spread(2)		4.3%		4.1%		4.1%
Net interest margin(3)		4.8%		4.6%		4.6%

(1)	Excludes total shareholders’ equity.
(2)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest bearing current accounts.
(3)	The net interest margin is the ratio of net interest revenue to average interest-earning assets. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Return on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2015		2016		2017
	(in millions, except percentages)
Net income	Rs.	99,237.7	Rs.	117,915.3	Rs.	140,529.8
Average total assets		5,289,353.5		6,776,037.8		8,099,122.2
Average total shareholders’ equity		615,414.2		820,769.1		943,550.3
Net income as a percentage of average total assets		1.9%		1.7%		1.7%
Net income as a percentage of average total shareholders’ equity		16.1%		14.4%		14.9%
Average total shareholders’ equity as a percentage of average total assets		11.6%		12.1%		11.7%
Dividend payout-ratio		20.2%		20.4%		20.1%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2015				2016				2017
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair Value
	(in millions)
Government securities	Rs.1,205,655.3	Rs.15,917.7	Rs. 1,242.7	Rs.1,220,330.3	Rs.1,536,017.9	Rs.15,978.2	Rs.168.0	Rs.1,551,828.1	Rs.1,619,137.6	Rs.40,733.3	Rs.2,811.3	Rs.1,657,059.6
Other debt securities	257,847.7	412.6	178.9	258,081.4	305,696.6	335.8	235.4	305,797.0	429,973.5	1,041.4	749.9	430,265.0
Total debt securities(1)	Rs.1,463,503.0	Rs.16,330.3	Rs. 1,421.6	Rs.1,478,411.7	Rs.1,841,714.5	Rs.16,314.0	Rs.403.4	Rs.1,857,625.1	Rs.2,049,111.1	Rs.41,774.7	Rs.3,561.2	Rs.2,087,324.6
Non-debt securities(2)	25,582.4	871.2	452.5	26,001.1	20,836.4	653.7	430.8	21,059.3	23,648.3	861.5	448.8	24,061.0
Total	Rs.1,489,085.4	Rs.17,201.5	Rs. 1,874.1	Rs.1,504,412.8	Rs.1,862,550.9	Rs.16,967.7	Rs.834.2	Rs.1,878,684.4	Rs.2,072,759.4	Rs.42,636.2	Rs.4,010.0	Rs.2,111,385.6

(1)	Excludes asset and mortgage-backed securities.
(2)	Includes asset and mortgage-backed securities.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2015								2016								2017
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Government securities	Rs.	60,239.5	Rs.	53.5	Rs.	0.2	Rs.	60,292.8	Rs.	56,954.3	Rs.	41.9	Rs.	—	Rs.	56,996.2	Rs.	18,230.8	Rs.	38.5	Rs.	1.5	Rs.	18,267.8
Other debt securities		1,000.0		—		—		1,000.0		14,749.1		115.6		—		14,864.7		17,106.4		5.1		15.6		17,095.9
Total debt securities	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9	Rs.	35,337.2	Rs.	43.6	Rs.	17.1	Rs.	35,363.7
Non-debt securities		—		—		—		—		—		—		—		—		—		—		—		—
Total	Rs.	61,239.5	Rs.	53.5	Rs.	0.2	Rs.	61,292.8	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9	Rs.	35,337.2	Rs.	43.6	Rs.	17.1	Rs.	35,363.7

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2017
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	360,537.9	5.7%	Rs.	274,938.7	6.6%	Rs.	668,929.9	7.0%	Rs.	352,653.1	7.4%
Other debt securities		260,419.6	6.6		150,981.2	7.3		18,864.2	8.3		—	—
Total debt securities, fair value	Rs.	620,957.5	6.1%	Rs.	425,919.9	6.9%	Rs.	687,794.1	7.0%	Rs.	352,653.1	7.4%
Total amortized cost	Rs.	620,229.0		Rs.	416,960.1		Rs.	669,331.6		Rs.	342,590.4	—

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 80% and 79% of total deposits, as of March 31, 2016 and March 31, 2017, respectively. Wholesale banking deposits represented 20% and 21% of total deposits, as of March 31, 2016 and March 31, 2017, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 4.0% in fiscals 2015, 2016 and 2017. The average cost of time deposits was 8.0% in fiscal 2015, 7.7% in fiscal 2016 and 7.1% in fiscal 2017. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2015			2016			2017
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	519,675.4	13.4%	Rs.	620,340.4	12.6%	Rs.	784,108.7	13.4%
Savings deposits		1,054,374.0	27.1		1,258,166.0	25.6		1,598,619.0	27.4
Time deposits		2,311,018.5	59.5		3,043,349.1	61.8		3,455,253.7	59.2
Total	Rs.	3,885,067.9	100.0%	Rs.	4,921,855.5	100.0%	Rs.	5,837,981.4	100.0%

As of March 31, 2017, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2017
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.	949,982.7	Rs.	597,366.7	Rs.	1,027,801.1	Rs.	586,428.6

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2015		2016		2017
	(in millions, except percentages)
Period end	Rs.	264,191.9	Rs.	559,622.4	Rs.	322,265.6
Average balance during the period	Rs.	130,533.2	Rs.	342,855.1	Rs.	403,939.0
Maximum outstanding	Rs.	341,571.4	Rs.	613,882.4	Rs.	696,832.3
Average interest rate during the period(1)		5.6%		4.8%		5.4%
Average interest rate at period end(2)		4.0%		5.2%		3.4%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2015, 2016 and 2017.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier 1 or Tier 2 risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier 2 capital), Upper Tier 2 capital and Innovative Perpetual Debt Instruments outstanding as of March 31, 2017 were Rs. 121.22 billion (previous year: Rs. 121.42 billion), Rs. 27.80 billion (previous year: Rs. 40.78 billion), and Rs. Nil (previous year: Rs. 2.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Lower Tier II	INR	2003-04	2017-18	13.3	6.00	—	—	0.05
Lower Tier II	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
Lower Tier II	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
Lower Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
Lower Tier II	INR	2012-13	2027-28	15.2	9.45	2022-23	—	34.77
Lower Tier II	INR	2012-13	2022-23	10.0	8.95	2017-18	—	5.65
Lower Tier II	INR	2012-13	2022-23	10.0	9.10	2017-18	—	14.05
Lower Tier II	INR	2016-17	2026-27	10.0	8.05	—	—	1.70
Lower Tier II	INR	2016-17	2026-27	10.0	8.79	—	—	2.20
Lower Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	2.00
Lower Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	1.00
Lower Tier II	INR	2014-15	2024-25	10.0	9.70	—	—	2.00
Lower Tier II	INR	2013-14	2023-24	10.0	10.19	—	—	0.80
Lower Tier II	INR	2013-14	2023-24	10.0	10.05	—	—	0.50
Lower Tier II	INR	2013-14	2023-24	10.0	10.20	—	—	1.00
Lower Tier II	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
Lower Tier II	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
Lower Tier II	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Upper Tier II	INR	2007-08	2022-23	15.0	10.84	2017-18	5 Year G Sec Yield +3.5%	1.00
Upper Tier II	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Upper Tier II	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier II	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05

We have a right to redeem certain of the issuances as noted above under “year of call”. If not called, the interest rate on some of the debt instruments increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2017(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	199,641.2	16,338.1	19,832.3	28,745.2	264,556.8	110,924.3	5,670.7	49,556.8	430,708.6
Term placements	1,000.0	2,516.6	13,389.0	11,938.7	28,844.3	35,642.5	40,542.8	26,039.9	131,069.5
Investments held for trading(4)	18,240.1	17,123.6	—	—	35,363.7	—	—	—	35,363.7
Investments available for sale(5)(6)	592,961.2	203,978.8	137,295.3	203,329.2	1,137,564.5	594,986.1	80,006.2	298,828.8	2,111,385.6
Securities purchased under agreement to resell	50,000.0	—	—	—	50,000.0	—	—	—	50,000.0
Loans, net(7)(8)	525,816.3	531,357.0	504,972.2	676,438.5	2,238,584.0	2,583,593.2	606,237.4	481,998.2	5,910,412.8
Accrued interest receivable	37,760.6	19,200.6	7,170.5	2,951.1	67,082.8	248.6	25.2	—	67,356.6
Other assets(13)	323.8	1,451.7	376.6	—	2,152.1	206,561.2	—	—	208,713.3
Total financial assets	1,425,743.2	791,966.4	683,035.9	923,402.7	3,824,148.2	3,531,955.9	732,482.3	856,423.7	8,945,010.1
Deposits(9)(10)	672,288.8	484,831.9	439,465.3	695,895.3	2,292,481.3	2,875,837.3	134,946.2	1,128,058.1	6,431,322.9
Debt(11)	101,202.7	111,634.6	122,747.4	191,725.5	527,310.2	282,934.8	63,532.3	179,409.0	1,053,186.3
Securities sold under repurchase agreements	—	—	—	—	—	—	—	—	—
Other Liabilities(12)(13)	278,357.5	34,214.9	3,737.1	7,225.1	323,534.6	230,996.8	38.8	—	554,570.2
Total financial liabilities	1,051,849.0	630,681.4	565,949.8	894,845.9	3,143,326.1	3,389,768.9	198,517.3	1,307,467.1	8,039,079.4
Asset/liability gap	373,894.2	161,285.0	117,086.1	28,556.8	680,822.1	142,187.0	533,965.0	(451,043.4)	905,930.7
Cumulative gap	373,894.2	535,179.2	652,265.3	680,822.1	680,822.1	823,009.1	1,356,974.1	905,930.7	905,930.7
Cumulative gap as a percentage of total financial assets	26.2%	24.1%	22.5%	17.8%	17.8%	11.2%	16.8%	10.1%	10.1%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
(2)	Cash on hand is classified in the “0-28” days category.
(3)	Cash and cash equivalents include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.
(4)	Securities in the trading book are classified based on the expected time of realization for such investments. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(5)	Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.
(6)	Shares in the available-for-sale investment portfolio are classified in the “over 5 years” category. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
(8)	Ambiguous maturity overdrafts are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such advances.
(9)	Current and savings deposits are classified under various maturity categories based on a historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits.
(10)	Time deposits under Rs. 10 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.
(11)	Includes short-term borrowings and long-term debt.
(12)	Cash floats are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such floats.
(13)	Other assets and other liabilities are classified under various maturity categories based on historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such other assets and other liabilities.

For further information on how we manage our asset liability risk, see “Business—Risk Management—Market Risk”.

Loan Portfolio and Credit Substitutes

As of March 31, 2017, our gross loan portfolio amounted to Rs. 5,988.9 billion. As of that date, our gross credit substitutes outstanding were Rs. 419.5 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2013	2014	2015	2016	2017
	(in millions)
Retail loans	Rs.1,729,503.7	Rs.2,188,337.7	Rs.2,720,988.5	Rs.3,458,565.7	Rs.4,048,961.3
Wholesale loans	808,742.1	1,039,923.6	1,222,460.6	1,534,268.7	1,939,948.4
Gross loans	Rs.2,538,245.8	Rs.3,228,261.3	Rs.3,943,449.1	Rs.4,992,834.4	Rs.5,988,909.7
Credit substitutes (at fair value)	46,622.6	65,147.1	195,058.9	297,241.0	419,540.6
Gross loans plus credit substitutes	Rs.2,584,868.4	Rs.3,293,408.4	Rs.4,138,508.0	Rs.5,290,075.4	Rs.6,408,450.3

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2017
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	1,180,988.2	Rs.	2,521,946.3	Rs.	346,026.8
Wholesale loans		1,057,595.8		689,181.5		193,171.1
Gross loans	Rs.	2,238,584.0	Rs.	3,211,127.8	Rs.	539,197.9
Credit substitutes (at fair value)		258,209.7		142,466.7		18,864.2
Gross loans plus credit substitutes	Rs.	2,496,793.7	Rs.	3,353,594.5	Rs.	558,062.1

	At March 31, 2017
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	395,202.2	Rs.	1,404,907.9	Rs.	530,597.5
Fixed rates		1,843,381.8		1,806,219.9		8,600.4
Gross loans	Rs.	2,238,584.0	Rs.	3,211,127.8	Rs.	539,197.9
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		258,209.7		142,466.7		18,864.2
Gross credit substitutes	Rs.	258,209.7	Rs.	142,466.7	Rs.	18,864.2
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	395,202.2	Rs.	1,404,907.9	Rs.	530,597.5
Fixed rates		2,101,591.5		1,948,686.6		27,464.6
Gross loans and credit substitutes	Rs.	2,496,793.7	Rs.	3,353,594.5	Rs.	558,062.1

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

The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0% of the total). For the purpose of industry-wise classification of retail loans, from fiscal 2015, the end use (i.e., business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual borrowers, where the credit facilities are for business purposes, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans. From fiscal 2017, Agriculture and allied activities is classified under Agriculture Production - Food, Agriculture Production – Non food , Agriculture – Allied, and Animal Husbandry, respectively. Services are classified under Business Services, and Consumer Services, respectively, and Wholesale Trade is classified under Wholesale Trade - non consumer goods, and Wholesale Trade-consumer goods, respectively. Credit Card receivables and Housing Loans hitherto classified under retail loans are classified under Consumer Loans from fiscal 2017.

	At March 31,
	2013			2014			2015			2016			2017
	(in millions, except percentages)
Consumer Loans	Rs.	—	—%	Rs.	—	—%	Rs.	479,467.5	11.6%	Rs.	670,622.8	12.7%	Rs.	1,526,978.2	23.8%
Non-Banking Financial Companies /Financial Intermediaries		58,346.2	2.3		80,993.0	2.5		154,730.5	3.7		220,012.7	4.2		338,599.3	5.3
Retail trade		71,102.3	2.8		90,086.2	2.7		190,434.7	4.6		258,095.4	4.9		323,818.6	5.1
Agriculture Production—Food		—	—		—	—		—	—		—	—		284,748.8	4.4
Automobile & Auto Ancillary		109,667.7	4.2		150,954.5	4.6		215,063.9	5.2		210,699.3	4.0		271,963.5	4.2
Consumer Services		—	—		—	—		—	—		—	—		264,554.4	4.1
Road Transportation		157,938.8	6.1		150,177.4	4.6		131,762.3	3.2		184,398.2	3.5		241,771.3	3.8
Wholesale Trade- Consumer Goods		—	—		—	—		—	—		—	—		237,302.7	3.7
Agriculture Production—Non Food		—	—		—	—		—	—		—	—		202,350.3	3.2
Food & Beverage		70,405.2	2.7		100,588.6	3.1		128,212.4	3.1		155,489.6	2.9		178,848.8	2.8
Real Estate & Property Services		—	—		—	—		91,871.9	2.2		125,193.8	2.4		170,245.8	2.7
Wholesale Trade- Non Consumer Goods		—	—		—	—		—	—		—	—		170,084.4	2.7
Business Services		—	—		—	—		—	—		—	—		161,452.2	2.5
Power		—	—		72,469.7	2.2		112,016.5	2.7		119,207.9	2.3		145,608.7	2.3
Housing Finance Companies		—	—		—	—		—	—		—	—		143,236.6	2.2
Telecom		—	—		—	—		—	—		—	—		129,510.8	2.0
Agriculture—Allied		—	—		—	—		—	—		—	—		129,207.9	2.0
Agriculture and Allied Activities		—	—		155,559.1	4.7		422,894.4	10.2		550,848.4	10.4		—	—
Wholesale Trade		178,552.2	6.9		235,811.8	7.2		314,066.2	7.6		362,316.5	6.8		—	—
Services		73,757.3	2.9		96,580.6	2.9		230,486.5	5.6		310,019.3	5.9		—	—
Iron & Steel		53,229.3	2.1		85,283.2	2.6		86,389.7	2.1		117,845.3	2.2		—	—
Coal & Petroleum Products		—	—		69,725.4	2.1		—	—		—	—		—	—
Others (including unclassified retail)		1,811,869.4	70.0		2,005,178.9	60.8		1,581,111.5	38.2		2,005,326.2	37.8		1,488,168.0	23.2
Total	Rs.	2,584,868.4	100.0%	Rs.	3,293,408.4	100.0%	Rs.	4,138,508.0	100.0%	Rs.	5,290,075.4	100.0%	Rs.	6,408,450.3	100.0%

As of March 31, 2017, our ten largest exposures totaled approximately Rs. 568.0 billion and represented 69.0% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 29.6% of our capital funds as per RBI guidelines.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their adjusted net bank credit (“ANBC”), as computed in accordance with RBI guidelines, or the credit equivalent amount of off balance sheet exposures, whichever is higher, as of the corresponding date of the preceding year, to certain sectors called “priority sectors.” Priority sectors are broadly comprised of agriculture, micro enterprises and other PSL, which includes small and medium enterprises, residential mortgages, education, renewal energy and social infrastructure, among others, subject to satisfying certain criteria.

We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. From fiscal 2017, the achievement will be arrived at the end of the financial year based on the average of priority sector target /sub-target achievement as at the end of each quarter. Accordingly, on the basis of average calculation, the bank’s total PSL achievement for fiscal 2017 stood at 43.04%. However, in fiscal 2017 agricultural loans made to small and marginal farmers were 5.53% of ANBC, against the requirement of 8.0%, with a shortfall of Rs. 96.37 billion, and advances to sections termed “weaker” by the RBI were 8.59% against the requirement of 10.0%, with a shortfall of Rs. 55.01 billion. The PSL master circular mentions that Scheduled Commercial Banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with NABARD and other Funds with NABARD, NHB, SIDBI or MUDRA Ltd. , as decided by the RBI from time to time.

We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in certain sub-categories of priority sector lending targets. As of March 31, 2017, our total investments as directed by RBI in such deposits were Rs. 118.82 billion yielding returns ranging from 4% to 8.25%.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	As of March 31,
	2013		2014		2015		2016		2017
	(in millions)
Directed lending:
Agriculture	Rs.	291,689.2	Rs.	324,173.2	Rs.	392,441.4	Rs.	528,672.4	Rs.	631,861.6
Micro small and medium enterprises(1)		296,012.3		363,485.8		454,716.8		682,621.9		785,715.9
Other		184,872.3		214,786.0		221,829.8		217,302.5		223,502.7
Total directed lending	Rs.	772,573.8	Rs.	902,445.0	Rs.	1,068,988.0	Rs.	1,428,596.8	Rs.	1,641,080.2

(1)	Includes medium enterprises from fiscal 2016

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2013		2014		2015		2016		2017
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	14,579.1	Rs.	20,928.3	Rs.	25,835.2	Rs.	37,423.0	Rs.	52,704.0
Wholesale loans		6,553.0		8,758.2		13,489.6		15,559.7		30,275.7
Gross non-performing loans	Rs.	21,132.1	Rs.	29,686.5	Rs.	39,324.8	Rs.	52,982.7	Rs.	82,979.7
Allowances for credit losses	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1
Unallocated allowances for credit losses		17,227.3		21,964.0		22,625.1		26,352.0		32,766.8
Non-performing loans net of specific allowances for credit losses		4,665.2		9,037.3		14,615.8		21,974.6		37,249.6
Gross loan assets		2,538,245.8		3,228,261.3		3,943,449.1		4,992,834.4		5,988,909.7
Net loan assets	Rs.	2,504,551.6	Rs.	3,185,648.1	Rs.	3,896,115.0	Rs.	4,935,474.3	Rs.	5,910,412.8
Gross non-performing loans as a percentage of gross loans		0.8%		0.9%		1.0%		1.1%		1.4%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		15.2%		15.8%		13.9%		11.1%		31.4%
Gross unsecured non-performing loans as a percentage of gross unsecured loans.		0.6%		0.7%		0.6%		0.5%		1.7%
Non-performing loans net of specific allowances for credit losses as a percentage of net loan assets		0.2%		0.3%		0.4%		0.4%		0.6%
Specific allowances for credit losses as a percentage of gross non-performing loans		77.9%		69.6%		62.8%		58.5%		55.1%
Total allowances for credit losses as a percentage of gross non-performing loans		159.4%		143.5%		120.4%		108.3%		94.6%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2013		2014		2015		2016		2017
	(in millions)
Performing	Rs.	2,517,113.7	Rs.	3,198,574.8	Rs.	3,904,124.3	Rs.	4,939,851.7	Rs.	5,905,930.0
Non-performing or impaired:
On accrual status		253.3		271.8		2,431.2		4,291.3		—
On non-accrual status		20,878.8		29,414.7		36,893.6		48,691.4		82,979.7
Total non-performing or impaired		21,132.1		29,686.5		39,324.8		52,982.7		82,979.7
Total	Rs.	2,538,245.8	Rs.	3,228,261.3	Rs.	3,943,449.1	Rs.	4,992,834.4	Rs.	5,988,909.7

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

We establish a specific allowance on our retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally we monitor loan to value ratios for loans against securities. The loans are charged off against allowances typically when the account becomes 180 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 180 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when we believe that any future cash flows from these loans are remote, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

	As of March 31,
	2013					2014					2015					2016					2017
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(in millions, except percentages)
Glass & Glass Products	Rs.	—	Rs.	—	—%	Rs.	—	Rs.	—	—%	Rs.	5,895.8	Rs.	1,635.1	27.7%	Rs.	8,111.7	Rs.	1,727.1	21.3%	Rs.	10,165.3	Rs.	1,701.0	16.7%
Wholesale Trade- Consumer Goods		—		—	—		—		—	—		—		—	—		—		—	—		232,111.9		15,722.9	6.8
Paper, Printing & Stationery		12,054.3		8.2	0.1		18,449.8		548.4	3.0		26,216.3		859.4	3.3		28,610.4		178.5	0.6		31,448.5		1,634.9	5.2
Iron & Steel		53,229.3		492.6	0.9		82,959.4		1,811.8	2.2		84,913.9		4,793.8	5.6		97,934.7		4,712.7	4.8		106,816.0		4,499.4	4.2
Wood & Products		3,716.0		5.7	0.2		3,865.5		5.7	0.1		6,324.2		188.1	3.0		8,482.6		291.0	3.4		10,994.0		345.4	3.1
Construction and Developers (Infrastructure)		—		—	—		37,164.8		64.0	0.2		63,146.3		870.9	1.4		63,931.9		2,991.7	4.7		88,135.0		2,738.2	3.1
Agriculture—Allied		—		—	—		—		—	—		—		—	—		—		—	—		129,207.9		3,218.8	2.5
Wholesale Trade- Non Consumer Goods		—		—	—		—		—	—		—		—	—		—		—	—		166,940.1		3,905.8	2.3
Real Estate & Property Services		—		—	—		56,469.4		136.3	0.2		88,264.9		846.9	1.0		121,992.9		3,559.2	2.9		168,660.4		3,822.8	2.3
Mining and Minerals		11,103.0		504.4	4.5		16,576.9		504.4	3.0		45,844.4		761.2	1.7		54,165.4		534.5	1.0		57,585.4		1,183.8	2.1
Food & Beverage		69,213.0		571.7	0.8		99,588.0		534.1	0.5		121,172.2		1,101.1	0.9		152,253.7		1,871.7	1.2		166,494.3		3,361.2	2.0
Other Industries		—		—	—		—		—	—		—		—	—		—		—	—		315,497.4		5,426.8	1.7
Rubber & Products		—		—	—		—		—	—		5,418.8		140.2	2.6		5,767.0		159.0	2.8		7,483.4		116.5	1.6
Agriculture Production—Food		—		—	—		—		—	—		—		—	—		—		—	—		282,673.8		4,217.1	1.5
Agriculture Production—Non Food		—		—	—		—		—	—		—		—	—		—		—	—		202,350.3		2,854.5	1.4
Textiles & Garments		28,010.3		918.0	3.3		44,831.6		693.5	1.5		64,183.5		801.9	1.2		92,386.0		996.0	1.1		109,393.7		1,511.8	1.4
Drugs and Pharmaceuticals		—		—	—		—		—	—		40,114.5		386.7	1.0		36,854.5		372.0	1.0		31,133.3		381.7	1.2
Retail trade		71,102.3		147.9	0.2		90,086.2		147.9	0.2		189,593.5		1,769.0	0.9		253,373.6		2,450.3	1.0		320,876.9		3,731.5	1.2
Gems and Jewelery		41,809.8		5.6	—		28,995.5		253.8	0.9		34,481.7		372.3	1.1		69,659.9		449.8	0.6		69,339.0		789.1	1.1
Leather & Products		—		—	—		—		—	—		5,235.3		19.8	0.4		6,189.0		27.1	0.4		6,898.0		78.1	1.1
Road Transportation		157,938.8		1,316.0	0.8		150,177.4		2,077.9	1.4		131,240.2		1,849.8	1.4		183,707.5		1,826.0	1.0		241,771.3		2,518.7	1.0
Automobile & Auto Ancillary		105,073.6		254.1	0.2		145,886.7		360.0	0.2		192,017.4		1,404.7	0.7		199,606.7		1,789.3	0.9		240,301.6		2,353.5	1.0
Business Services		—		—	—		—		—	—		—		—	—		—		—	—		159,666.1		1,450.0	0.9
Consumer Services		—		—	—		—		—	—		—		—	—		—		—	—		260,053.9		2,331.4	0.9
Plastic & Products		8,898.3		9.4	0.1		13,402.1		9.2	0.1		16,909.0		36.6	0.2		24,351.8		283.9	1.2		32,751.4		278.5	0.9
Media & Entertainment		—		—	—		—		—	—		9,727.9		55.2	0.6		13,694.2		153.2	1.1		16,761.1		137.4	0.8
Non-ferrous Metals		—		—	—		—		—	—		14,642.5		44.2	0.3		23,968.0		41.1	0.2		33,010.3		247.7	0.8
Other Non-metalic Mineral Products		—		—	—		—		—	—		9,579.2		80.0	0.8		9,246.2		83.7	0.9		11,819.7		87.5	0.7
Information Technology		9,955.8		604.2	6.1		11,922.0		479.8	4.0		21,913.3		591.5	2.7		15,365.5		200.4	1.3		23,518.6		171.5	0.7
Consumer Loans		—		—	—		—		—	—		479,467.5		2,392.3	0.5		670,622.8		3,818.7	0.6		1,526,978.2		10,760.3	0.7
Animal Husbandry		—		—	—		—		—	—		—		—	—		—		—	—		24,393.9		124.7	0.5
Engineering		42,721.6		557.1	1.3		57,349.9		1,220.3	2.1		79,747.2		1,596.1	2.0		95,022.6		1,112.1	1.2		110,827.8		538.5	0.5
Consumer Durables		9,479.8		76.7	0.8		—		—	—		21,586.7		67.1	0.3		32,864.7		161.3	0.5		43,224.5		174.2	0.4
Shipping		—		—	—		—		—	—		2,475.7		14.8	0.6		2,096.9		6.2	0.3		2,289.8		8.9	0.4
Coal & Petroleum Products		—		—	—		—		—	—		40,153.4		74.5	0.2		46,279.5		97.3	0.2		48,513.8		119.7	0.2
FMCG & Personal Care		—		—	—		—		—	—		8,192.3		22.7	0.3		10,785.2		55.1	0.5		18,499.9		45.6	0.2
Chemical and Products		27,095.7		74.2	0.3		33,908.0		31.3	0.1		40,031.1		107.8	0.3		38,095.6		68.7	0.2		49,020.6		102.7	0.2
Fishing		—		—	—		—		—	—		3,788.7		6.1	0.2		5,117.6		19.9	0.4		7,188.8		11.4	0.2
Cement & Products		—		—	—		—		—	—		26,789.7		22.7	0.1		37,872.7		43.4	0.1		38,204.8		56.5	0.1
Power		49,453.9		48.6	0.1		70,980.3		48.6	0.1		96,169.7		103.4	0.1		103,437.7		114.5	0.1		125,213.0		94.2	0.1
Telecom		17,239.0		66.1	0.4		—		—	—		41,137.6		14.0	—		69,477.6		54.6	0.1		108,104.6		47.4	—
NBFC/Financial Intermediaries		35,588.9		1,124.2	3.2		57,796.1		891.4	1.5		94,744.7		981.5	1.0		130,684.6		957.5	0.7		180,220.7		76.6	—
Fertilisers & Pesticides		17,431.6		1.5	—		—		—	—		49,186.2		1.4	—		69,044.6		2.3	—		64,778.6		1.5	—
Banks and Financial Institutions		—		—	—		—		—	—		21,511.5		0.4	—		14,494.9		13.0	0.1		—		—	—
Airlines		—		—	—		—		—	—		305.6		1.7	0.6		—		—	—		—		—	—
Capital Market Intermediaries		—		—	—		—		—	—		19,791.3		36.8	0.2		18,583.0		37.3	0.2		—		—	—
Housing Finance Companies		14,175.2		5.5	—		—		—	—		—		—	—		—		—	—		—		—	—
Railways		—		—	—		—		—	—		1,068.0		0.7	0.1		—		—	—		—		—	—
Tobacco & Products		—		—	—		—		—	—		529.5		7.6	1.4		531.1		4.4	0.8		—		—	—
Agriculture and Allied Activities		51,213.7		205.5	0.4		155,559.1		260.1	0.2		422,894.4		5,369.3	1.3		550,848.4		7,397.1	1.3		—		—	—
Wholesale Trade		178,552.2		805.8	0.5		235,711.9		780.5	0.3		308,806.4		3,608.2	1.2		349,927.1		4,671.8	1.3		—		—	—
Services		73,335.2		16.3	—		96,238.8		16.3	—		230,040.6		1,712.3	0.7		306,593.9		2,473.7	0.8		—		—	—
Miscellaneous industries		38,076.9		97.8	0.3		26,358.9		86.7	0.3		69,377.7		1,436.4	2.1		47,072.1		1,057.5	2.2		—		—	—
Retail advances not otherwise classified		1,170,409.1		13,215.0	1.1		1,365,922.1		18,724.5	1.4		658,489.4		3,138.6	0.5		842,772.6		6,118.1	0.7		—		—	—
Total				21,132.1					29,686.5					39,324.8					52,982.7					82,979.7
Specific allowance for credit losses				16,466.9					20,649.2					24,709.0					31,008.1					45,730.1
Non-performing loans, net				4,665.2					9,037.3					14,615.8					21,974.6					37,249.6

As of March 31, 2017, our gross non-performing loan as a percentage of gross loans in the respective industries was the highest in glass and glass products, wholesale trade-consumer goods and paper, printing & stationery.

Glass and Glass Products

Growth of the glass industry has remained subdued, due to low overall industrial growth and the on-going substitution by PET bottles. Imposition of anti-dumping duty on cheaper imports of glass fibre from China in fiscal 2017 did not change the industry environment materially, as it does not cover key areas of decorative, industrial and automotive glass. With the revival of the auto sector leading to increased production of flat glass, and a growth in container glass used in the pharmaceuticals & beverage segments, we expect a small improvement in the underlying industrial trends during the current fiscal. The operating margins of flat glass players are expected to improve mainly on account of increasing demand from the automobile and construction sector, decline in fuel prices and marginal increase in raw material prices (primarily soda ash).

Wholesale Trade- Consumer Goods

A consortium of banks, including us, provide credit facilities to state governments for procurement of food grains under the Targeted Public Distribution and Other Welfare Schemes of the Government of India. The credit limit for procurement of food grains is authorized by the RBI and consented to by the Ministry of Finance under Article 293 (3) of the Constitution of India. The outstanding balance of the state governments generally do not exceed the food stock and receivables at any point in time. However, in the case of a state government, there was a gap between outstanding balance and the food stock and receivables. This gap has been funded by the consortium through a term loan repayable over 20 years in equated monthly installments with credit enhancements, including a letter of comfort from the Government of India.

Paper, Printing & Stationery

The domestic Indian paper and printing sector is composed of writing and printing paper and paperboard (industrial paper), and experienced a CAGR of approximately 5% over the last 5 years. While the former is expected to continue to grow at the same rate, driven by government thrust on education and the health of the print media sector, the latter is expected to achieve a relatively higher rate of growth, driven by revival in demand for key end-user industries for packaging such as FMCG, pharmaceutical, retailing and consumer durables. Utilization levels for the sector are expected to improve on lower capacity addition and shut-down of few manufacturing units. While margins for writing and printing paper are expected to improve on lower raw material costs (fuel and wood pulp), paperboard margins are expected to remain under pressure due to higher raw material costs (wastepaper).

Top Ten Non-Performing Loans

As of March 31, 2017, we had 268 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 30.4% of our gross non-performing loans and 0.4% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. None of the loans is collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral). Interest payments not being serviced as of fiscal 2017 for these loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses. Our top non-performing loan is to a state government which is backed by credit enhancements including letter of comfort from the Government of India.

	At March 31, 2017
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in Collateral value		Currently servicing all Interest payments
	(in millions)
Borrower 1	Wholesale Trade-consumer goods	Consortium	Rs.	12,747.5	Rs.	11,469.1	Rs.	—	Yes
Borrower 2	Iron and Steel	Consortium		3,169.4		1,953.4		3,209.4	No
Borrower 3	Real Estate & Property Services	Multiple		2,502.7		1,442.7		1,946.9	No
Borrower 4	Glass & Products	Consortium		1,696.3		1,696.3		5,214.2	Yes
Borrower 5	Food and Beverage	Multiple		1,368.8		—		—	No
Borrower 6	Construction and Developers (Infrastructure)	Consortium		1,021.8		89.0		1,041.6	No
Borrower 7	Paper, Printing and Stationery	Multiple		802.5		—		—	No
Borrower 8	Wholesale Trade-consumer goods	Multiple		706.9		—		—	No
Borrower 9	Paper, Printing and Stationery	Multiple		623.1		—		—	No
Borrower 10	Consumer Services	Multiple		563.2		209.4		400.1	No
			Rs.	25,202.1	Rs.	16,859.9

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2013		2014		2015		2016		2017
	(in millions, except percentages)
Gross restructured loans	Rs.	3,638.5	Rs.	3,382.3	Rs.	4,165.6	Rs.	4,245.8	Rs.	3,069.3
Allowance for credit losses		3,126.0		2,687.4		2,056.9		2,090.2		686.4
Net restructured loan	Rs.	512.5	Rs.	694.9	Rs.	2,108.7	Rs.	2,155.6	Rs.	2,382.9
Gross restructured loans as a percentage of gross non-performing loans		17.2%		11.4%		10.6%		8.0%		3.7%
Net restructured loans as a percentage of net non-performing loans		11.0%		7.7%		14.4%		9.8%		6.4%

If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan. Our restructured loans are calculated in accordance with Indian regulation. See Note 10 of the consolidated financial statements and see also Supervision and Regulation—Restructured Assets” and “Supervision and Regulation—Distressed Assets in Indian Economy.”

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2013		2014		2015		2016		2017
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	15,316.7	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1
Additions during the period
Retail		12,710.3		16,815.3		19,615.7		24,446.1		34,723.4
Wholesale		315.9		2,276.1		4,248.1		2,071.6		6,561.8
Less allowances no longer required on account of write-offs		(11,876.0)		(14,909.1)		(19,804.0)		(20,218.6)		(26,563.2)
Specific allowance for credit losses at the end of period	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1
Unallocated allowance for credit losses at the beginning of the period	Rs.	12,590.2	Rs.	17,227.3	Rs.	21,964.0	Rs.	22,625.1	Rs.	26,352.0
Additions during the period		4,637.1		4,736.7		661.1		3,726.9		6,414.8
Unallocated allowance for credit losses at the end of the period	Rs.	17,227.3	Rs.	21,964.0	Rs.	22,625.1	Rs.	26,352.0	Rs.	32,766.8
Total allowance for credit losses at the beginning of the period	Rs.	27,906.9	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1
Allowance no longer required on account of write-offs		(11,876.0)		(14,909.1)		(19,804.0)		(20,218.6)		(26,563.2)
Additions during the period		17,663.3		23,828.1		24,524.9		30,244.6		47,700.0
Total allowance for credit losses at the end of the period	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9

Movements in our allowances for credit losses charged to expense do not include recoveries against write-off cases amounting to Rs. 8,713.3 million and Rs. 9,748.6 million for fiscals 2016 and 2017, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2013		2014		2015		2016		2017
	(in millions)
Wholesale
Allocated	Rs.	5,754.5	Rs.	7,316.1	Rs.	8,083.8	Rs.	7,413.4	Rs.	11,713.5
Unallocated		2,495.7		2,738.5		3,248.4		3,803.4		4,656.2
Subtotal	Rs.	8,250.2	Rs.	10,054.6	Rs.	11,332.2	Rs.	11,216.8	Rs.	16,369.7
Retail
Allocated		10,712.4		13,333.1		16,625.2		23,594.7		34,016.6
Unallocated		14,731.6		19,225.5		19,376.7		22,548.6		28,110.6
Subtotal	Rs.	25,444.0	Rs.	32,558.6	Rs.	36,001.9	Rs.	46,143.3	Rs.	62,127.2
Allowance for credit losses	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9

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

Certain Factors Affecting our Results of Operations

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, interest or dividends from securities and interest from other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks, as well as equity securities and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant RBI guidelines on shortfalls in directed lending sub-limits and interest from inter-bank placements.

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

Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions and income from affiliates. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, home loan sourcing commissions, cash management services, documentary credits and bank guarantees and distribution of third party mutual funds and insurance products.

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, administrative and other expenses and amortization of intangible assets. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. Over the last year, the government has taken some key policy decisions including the introduction of the long awaited Goods and Services Tax (GST) Act and the more sweeping change in the form of “demonetization” of high denomination notes of Rs. 500 and Rs. 1,000. While there are expected long-term gains of demonetization, short-term disruptions that the “cash squeeze” caused, weighed down on the economy. The GST Act was implemented with effect from July 1, 2017. The implementation of the GST Act is expected to boost tax collections and positively impact India’s long term growth potential.

Economic growth during fiscal 2017 has been fairly modest. As per the estimates of the Indian Central Statistics Office (“CSO”), real GDP growth moderated to 7.1% in fiscal 2017 from 8.0% in fiscal 2016. While the slowdown, reflected the impact of demonetization, there was also an upward revision of the erstwhile reported growth for fiscal 2016 (from 7.6% earlier to 8.0%). On the other hand, inflation was more moderate during fiscal 2017, with the average level of Consumer Price Inflation declining to 4.5% in fiscal 2017 from 4.9% in fiscal 2016. A range of supply-side measures, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices led to the decline in inflation. The decline in domestic inflation allowed the RBI to cut its policy rate by 50 basis points over the year.

Investment in new capacity is likely to remain limited and confined primarily to the public sector. In this regard, sectors supported by the government in its fiscal 2018 Union Budget are likely to be the most visible drivers of the investment cycle. Meanwhile, given the excess capacity and significant debt overhang in the private corporate sector, the private capital expenditure cycle is likely to remain subdued in the near term before it starts to gradually recover in the medium term, anticipated to begin its recovery by the end of 2017.

However, subdued global growth and the rise in the call for protectionist policies across the world could prove to be an additional obstacle to domestic growth in 2017. Weak external demand coupled with an anticipation of higher commodity prices could therefore prove to be a risk for India’s exports in fiscal 2018. However, there has been a considerable improvement in the external vulnerability that is most visible in the fact that the current account deficit has shrunk from 4.8% of GDP in fiscal 2013 to 0.7% of GDP in fiscal 2017.

The growth inflation mix is expected to improve in fiscal 2018. According to the Union Budget, the focus of fiscal policy in fiscal 2018 is expected to be the revival of India’s rural economy and the sustained increase in capital expenditure. In addition, an increased investment in various social sector programs and the implementation of Seventh Central Pay Commission awards may boost consumer spending. The headline GDP growth is expected to increase to 7.5% in fiscal 2018 from 7.1% in fiscal 2017. In addition, with the likelihood of a normal monsoon season and subdued global commodity prices, the headline inflation is likely to decline to an average level of 3.1% in fiscal 2018, opening up room for additional rate cuts by the RBI.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. Current account and savings account deposit growth witnessed a strong increase during fiscal 2017 largely attributable to the demonetization exercise. Demonetization also led to a sharp increase in transactions on point-of-sale terminals during this period. As of March 31, 2017, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.6% of net customer assets. In addition, our net customer assets represented 98.4% of our deposits and our deposits represented 70.9% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 40.8% of total deposits for the period ended March 31, 2017. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal 2017 of 4.6%.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”). The 2016 Roadmap requires such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, and to prepare comparative financial information for accounting periods commencing on or after April 1, 2017. The RBI, in its circular dated February 11, 2016, requires all scheduled commercial banks to comply with IND-AS for financial statements for the periods stated above. The RBI does not permit banks to adopt IND-AS earlier than these timelines. Recently, in June 2017, the Insurance Regulatory and Development Authority of India (IRDA) deferred the effective date for implementation of IND-AS accounting model in the insurance sector by two years.

In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to section 13 or 15(d) of, and our reports pursuant to rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be for the accounting period commencing on April 1, 2018 and, as such, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.

The implementation of IND-AS is expected to result in significant changes to the way we prepare and present our financial statements under Indian GAAP. The areas that are expected to have significant accounting impact on the adoption of IND-AS are summarized below:

(a) Financial assets shall be classified under amortized cost, fair value through other comprehensive income or fair value through profit/loss categories on the basis of the nature of the cash flows and the intention of holding the financial assets.

(b) Interest will be recognized in the income statement using the effective interest method, whereby the coupon, fees net of transaction costs and all other premiums or discounts will be amortized over the life of the financial instrument.

(c) Stock options will be required to be fair valued on the date of grant and be recognized as staff expense in the income statement over the vesting period of the stock options.

(d) The impairment requirements of IND-AS 109, Financial Instruments, are based on an Expected Credit Loss (ECL) model that replaces the incurred loss model under the extant framework. We will be generally required to recognize either a 12-month or lifetime ECL, depending on whether there has been a significant increase in credit risk since initial recognition. IND-AS 109 will change our current methodology for calculating the provision for standard assets and non-performing assets (NPAs). We will be required to apply a three-stage approach to measure ECL on financial instruments accounted for at amortized cost or fair value through other comprehensive income. Financial assets will migrate through the following three stages based on the changes in credit quality since initial recognition:

Stage 1: 12—months ECL

For exposures which have not been assessed as credit-impaired or where there has not been a significant increase in credit risk since initial recognition, the portion of the ECL associated with the probability of default events occurring within the next twelve months will need to be recognized.

Stage 2: Lifetime ECL—not credit-impaired

For credit exposures where there has been a significant increase in credit risk since initial recognition but are not credit-impaired, a lifetime ECL will need to be recognized.

Stage 3: Lifetime ECL—credit impaired

Financial assets will be assessed as credit impaired when one or more events having a detrimental impact on the estimated future cash flows of that asset have occurred. For financial assets that have become credit impaired, a lifetime ECL will need to be recognized.

Interest revenue will be recognized at the original effective interest rate applied on the gross carrying amount for assets falling under stages 1 and 2 and on written down amount for the assets falling under stage 3.

(e) Accounting impact on the application of IND-AS at the transition date shall be recognized in Equity.

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

We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, we monitor loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 180 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 180 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

Investments in Securities

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in note 8 of the consolidated financial statements and on concentrations of credit risk in note 12 of the consolidated financial statements.

All other securities including mortgage and asset-backed securities are actively managed as part of our treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in net income. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”) and are carried at amortized cost.

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

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in net income as realized losses, based on management’s best estimate of the fair value of the investment. We conduct a review each year to identify other than temporary declines based on an evaluation of all significant factors. Our review of impairment generally entails identification and evaluation of investments that have indications of possible impairment, analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analyses, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. We do not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increase and we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis.

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

Goodwill and Other Intangibles

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. ASC 350-20 “Goodwill” stipulates that goodwill of a reporting unit shall be tested on an annual basis and in the interim period under certain circumstances. Accordingly, we have determined that we will test the goodwill on our books for impairment at annual rests, unless circumstances warrant us to carry out impairment tests in an interim period. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2017. The results of the first step of the impairment test showed no indication of impairment. Accordingly we did not perform the second step of the impairment test.

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

Branch network intangible represents the benefit that we received through the acquisition of a ready branch network from CBoP as opposed to having to build a new one. The fair value attributable to the branch network intangible is the difference in the present values of the earnings (net of costs) that we would have generated if we had set up our own branches /ATMs (the “Hypothetical New Branch Network Earnings”) and the earnings (net of costs) that were generated because of the acquisition of CBoP (the “CBoP Branch Network Earnings”). Similar streams of revenues and operating costs (and therefore profits) from CBoP’s existing customer base and loan portfolio (includes net interest income, fees and commission) have been considered in determining the values of the Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings. Other assets including intangibles such as customer list, core deposits, loans, premises and equipment have been considered as assets of Hypothetical New Branch Network Earnings and the CBoP Branch Network Earnings and the value of these assets have been included in both of the networks. The aforesaid present values to compute the said intangible assets was intended to capture the advantages that we received through the acquisition of a ready branch network from CBoP (as opposed to having to build a new one) in terms of time and of avoiding the administrative process required to obtaining branch licenses from the RBI. We calculated the value of the customer list intangible through the cost approach by considering the estimated direct unit costs to source these customers multiplied by the number of customers. We used the cost savings approach, i.e. the difference between the estimated cost of funds on deposit (interest cost and net maintenance costs) and the estimated cost of an equal amount of funds from an alternative source to calculate the core deposit intangible. The valuation of favorable leases intangibles was based on the cost saving to us and future economic benefit until the lease expiry.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 32 of the consolidated financial statements, “Fair Value Measurement” for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2017, our Level 3 instruments recorded at fair value on a recurring basis were available for sale mortgage and asset-backed securities aggregating Rs. 21,899.1 million. The Level 3 instruments comprised 1.0% of our total securities portfolio and 0.2% of our total assets, as of March 31, 2017. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends. There have been no transfers between Level 1, 2 and 3 for the years ended March 31, 2016 and March 31, 2017.

A control framework has been established, which is designed to ensure that fair values are either determined or validated by a function independent of the risk-taker. To that end, the ultimate responsibility for the validation of the valuation model rests with the treasury analytics section. The valuation model is also reviewed by the market risk department. The middle office department, which functions independent of the risk taker, is responsible for reporting fair values. Wherever necessary the valuation model is vetted through independent experts. In addition, the model prices are compared with market maker quotes. The types of valuation techniques used include present value based models, Black-Scholes valuation models, including variations and interest rate models as used by market practitioners. Where appropriate the models are calibrated to market prices. The models used, apply appropriate control processes and procedures to ensure that the derived inputs are used to value only those instruments that share similar risk to the relevant benchmark indexes and therefore demonstrate a similar response to market factors. Market data used along with interpolation techniques are as per market conventions.

The validation process consists of an independent validation of the pricing model. The pricing model validation for significant product variants is conducted using an external validation agency or authority. In addition the model prices are also validated by comparing with market maker quotes. All market data conventions are adhered to in terms of yield curve components, volatility surfaces and calibration instruments.

Recently Issued Accounting Pronouncements Not Yet Effective

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. The above referred guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. The Bank expects to adopt the guidance in fiscal 2019. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. The Bank continues to evaluate the effect that the guidance will have on other revenue streams as well as changes in disclosures required by the new guidance.

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments- Overall (Subtopic 825-10)”. The update requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any. The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments also require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2019. The preliminary examination carried out by the Bank indicates that the adoption of this guidance is not expected to have a material impact on the Bank’s financial condition, results of operations, or disclosures.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Under previous GAAP, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2020. The Bank is in the process of reviewing its existing lease portfolios to evaluate the impact of this proposed standard including the method of adoption it expects to follow. On completion of the inventory review and necessary estimations, the Bank will evaluate the impact of adopting the new guidance. The effect of the adoption will depend on the lease portfolio at the time of transition.

In March 2016, the FASB issued ASU 2016-04 “Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products”. The update addresses the current and potential future diversity in practice related to de-recognition of a prepaid stored-value product liability that may be unused wholly or partially for an indefinite time period. The current amendments specify how prepaid stored-value product liabilities within the update’s scope should be derecognized, thereby eliminating the current and potential future diversity in practice. The amendments in this update are to be applied either using a modified retrospective transition method by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective or retrospectively to each period presented. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. The Bank expects to adopt the guidance in fiscal 2019. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-05 “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”. The update clarifies the hedge accounting impact when there is a change in one of the counterparties to the derivative contract (i.e., a novation). It clarifies that a change in the counterparty to a derivative contract, in and of itself, does not require the dedesignation of a hedging relationship. An entity will, however, still need to evaluate whether it is probable that the counterparty will perform under the contract as part of its ongoing effectiveness assessment for hedge accounting. Entities have the option to adopt the update on a prospective basis to new derivative contract novations or on a modified retrospective basis. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank expects to adopt the guidance in fiscal 2018. Early adoption is permitted. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-06 “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments”. The update clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. The guidance clarifies the steps required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank expects to adopt the guidance in fiscal 2018. The Bank does not expect significant impact, from adoption of this statement.

In March 2016, the FASB issued ASU 2016-07 “Investments—Equity Method and Joint Ventures (Topic 323)”. The update eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank expects to adopt the guidance in fiscal 2018. Presently there are no cases where the provision of this amendment is applicable. Accordingly, the preliminary examination carried out by the Bank indicates that on adoptions this guidance is not expected to impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The update simplifies certain aspects of the accounting for share-based payment award transactions pertaining to accounting for income tax consequences, forfeitures and classification of excess tax benefit on the statement of cash flows. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank expects to adopt the guidance in fiscal 2018. The preliminary examination carried out by the Bank indicates that this guidance is not expected to impact the Bank’s financial condition, results of operations, or disclosures.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses is required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses is required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. The Bank is evaluating the effect the ASU 2016-13 will have on its Consolidated Financial Statements and related disclosures which will also depend on the nature of the Bank’s portfolio’s at the date of adoption.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230)”. This is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2019. The preliminary evaluation carried out by the Bank indicate that the guidance will not have a material impact, on the presentation and classification in the consolidated statement of cash flow. The adoption of this guidance is not expected to have any impact on the Bank’s financial condition, results of operations, except for presentation classification in the Consolidated Statement of Cash Flow.

In October 2016, the FASB issued ASU 2016-16 “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory”. In accordance with this guidance, an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition, results of operations, or disclosures.

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230)—Restricted Cash”. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. The update is to be applied using a retrospective transition method for each period presented. The update will not affect the Bank’s financial condition, or results of operations, except the disclosures pertaining to restricted cash and restricted cash equivalents which is to be included with cash and cash equivalents while reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 15.9% from Rs. 270.8 billion in fiscal 2016 to Rs. 313.8 billion in fiscal 2017. Our net interest margin was 4.6% for fiscal 2017. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2016		2017		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Interest on loans	Rs.	470,818.5	Rs.	552,686.8	Rs.	81,868.3	17.4
Interest on securities, including dividends and interest on trading assets		141,722.3		159,660.4		17,938.1	12.7
Other interest revenue		12,887.8		13,207.1		319.3	2.5

Total interest and dividend revenue		625,428.6		725,554.3		100,125.7	16.0
Interest on deposits		283,764.7		308,078.3		24,313.6	8.6
Interest on short-term borrowings		16,265.2		21,821.9		5,556.7	34.2

Interest on long-term debt		32,811.0		43,781.1		10,970.1	33.4
Other interest expense		226.2		77.4		(148.8)	(65.8)

Total interest expense		333,067.1		373,758.7		40,691.6	12.2

Net interest revenue	Rs.	292,361.5	Rs.	351,795.6	Rs.	59,434.1	20.3

Less: Allowance for credit losses:

Retail		19,103.0		31,341.7		12,238.7	64.1

Wholesale		2,428.3		6,609.7		4,181.4	172.2

Total	Rs.	21,531.3	Rs.	37,951.4	Rs.	16,420.1	76.3
Net interest revenue after allowance for credit losses	Rs.	270,830.2	Rs.	313,844.2	Rs.	43,014.0	15.9

Interest and Dividend Revenue

Interest income on loans increased by 17.4%, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 20.5% from Rs. 4,278.2 billion in fiscal 2016 to Rs. 5,156.0 billion in fiscal 2017. Our average balance of retail loans increased by 20.4% from Rs. 3,023.6 billion in fiscal 2016 to Rs. 3,641.1 billion in fiscal 2017. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 20.8% from Rs. 1,254.5 billion in fiscal 2016 to Rs. 1,514.9 billion in fiscal 2017. Retail loan yields were 11.5% in fiscal 2017 as compared to 11.7% in fiscal 2016. Wholesale loan yields decreased from 9.3% in fiscal 2016 to 8.9% in fiscal 2017.

Interest on securities, including dividends, increased by 12.7% from Rs. 141.7 billion in fiscal 2016 to Rs. 159.7 billion in fiscal 2017, due to an increase of Rs. 331.7 billion in the average balance of investments offset by decrease in yields from 7.8% in fiscal 2016 to 7.4% in fiscal 2017.

Other interest revenue increased by 2.5% from Rs. 12.9 billion in fiscal 2016 to Rs. 13.2 billion in fiscal 2017, primarily due to an increase in our average balance of cash equivalents and term placements. Average balance of our cash equivalents and term placements increased by 17.2% from Rs. 235.3 billion in fiscal 2016 to Rs. 275.8 billion in fiscal 2017. This increase was partially offset by a decrease in the yield on average balance of cash equivalents and term placements, which declined from 5.5% in fiscal 2016 to 4.8% in fiscal 2017.

Interest Expense

Our interest expense on deposits increased by 8.6% from Rs. 283.8 billion in fiscal 2016 to Rs. 308.1 billion in fiscal 2017 primarily due to an increase in average interest bearing deposits by 17.5% from Rs. 4,301.5 billion in fiscal 2016 to Rs. 5,053.9 billion in fiscal 2017. Our average cost of deposits, including non-interest bearing deposits, decreased from 5.8% in fiscal 2016 to 5.3% in fiscal 2017.

The average balance of our savings account deposits increased from Rs. 1,258.2 billion in fiscal 2016 to Rs. 1,598.6 billion in fiscal 2017 and the average balance of our time deposits increased from Rs. 3,043.3 billion in fiscal 2016 to Rs. 3,455.3 billion in fiscal 2017. Cost of time deposits decreased from 7.7% in fiscal 2016 to 7.1% in fiscal 2017. Interest expense on our short-term borrowings increased by 32.8% from Rs. 16.5 billion in fiscal 2016 to Rs. 21.9 billion in fiscal 2017 on account of an increase in our average balance of short-term borrowings and further augmented by an increase in the cost of our short-term borrowings. The average balance of our short-term borrowings increased by 17.8% from Rs. 342.9 billion in fiscal 2016 to Rs. 403.9 billion in fiscal 2017. The cost of our short-term borrowings increased from 4.8% in fiscal 2016 to 5.4% in fiscal 2017. Interest expense on our long-term debt increased by 33.4% primarily on account of an increase in our average balance of long-term debt from Rs. 485.7 billion in fiscal 2016 to Rs. 646.5 billion in fiscal 2017. Cost of our long-term debt remained stable at 6.8% in fiscal 2017 as compared to that in fiscal 2016.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 76.3% from Rs. 21.5 billion in fiscal 2016 to Rs. 38.0 billion in fiscal 2017.

Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 172.2% from Rs. 2.4 billion in fiscal 2016 to Rs. 6.6 billion in fiscal 2017. Our specific loan loss allowance increased from Rs. 1.9 billion in fiscal 2016 to Rs. 5.8 billion in fiscal 2017. This was primarily on account of classification of our share in a loan to a state government, as non-performing. A consortium of banks, including us, provide credit facilities to state governments for procurement of food grains under the Targeted Public Distribution and Other Welfare Schemes of the Government of India. The credit limit for procurement of food grains is authorized by the RBI and consented to by the Ministry of Finance under Article 293 (3) of the Constitution of India. The outstanding balance of the state governments generally do not exceed the food stock and receivables at any point in time. However, in the case of this state government, there was a gap between the outstanding balance and the food stock and receivables. This gap has been funded by the consortium through a term loan repayable over 20 years in equated monthly installments with credit enhancements, including a letter of comfort from the Government of India. As of March 31, 2017, this term loan has been serviced in accordance with the terms of the sanction. Our wholesale unallocated loan loss allowance increased from Rs. 0.6 billion in fiscal 2016 to Rs. 0.9 billion in fiscal 2017.

Our loan loss allowance for credit losses in our retail loan portfolio increased by 64.1% from Rs. 19.1 billion in fiscal 2016 to Rs. 31.3 billion in fiscal 2017. Our specific loan loss allowance increased from Rs. 15.9 billion in fiscal 2016 to Rs. 25.8 billion in fiscal 2017. The increase was primarily due to higher allowances in our personal loans and credit card segment. This increase was further augmented by higher retail unallocated allowances, which increased from Rs. 3.2 billion in fiscal 2016 to Rs. 5.6 billion in fiscal 2017. This increase was attributable to the growth in our retail loan portfolio and expected losses thereon.

Non-Interest Revenue

Our non-interest revenue increased by 13.9% from Rs. 96.8 billion in fiscal 2016 to Rs. 110.3 billion in fiscal 2017. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2016		2017		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Fees and commissions	Rs.	83,762.8	Rs.	94,120.3	Rs.	10,357.5	12.4
Realized gains/(loss) on AFS securities		5,591.1		9,592.8		4,001.7	71.6
Trading securities gains/(loss), net		1,519.3		467.2		(1,052.1)	(69.2)
Foreign exchange transactions		(10,145.4)		11,282.7		21,428.1	*
Derivatives gains/(loss)		15,067.2		(5,738.5)		(20,805.7)	(138.1)
Other		1,038.9		601.6		(437.3)	(42.1)
Total non-interest revenue	Rs.	96,833.9	Rs.	110,326.1	Rs.	13,492.2	13.9

*	Not meaningful

Fees and commissions increased by 12.4% from Rs. 83.8 billion in fiscal 2016 to Rs. 94.1 billion in fiscal 2017, primarily on account of an increase in fees and commissions generated by the retail segment. This increase was largely attributable to fees on debit and credit cards, transactional charges, fees on deposit accounts, fees on retail assets and commissions on distribution of mutual funds and insurance products.

The gain on AFS securities was primarily attributable to the sale of government of India securities.

In fiscal 2017, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 5.8 billion, primarily on account of a loss of Rs. 4.4 billion from forward exchange contracts due to mark-to-market loss partially offset by gains on cancellations of forward exchange contracts. In fiscal 2017, currency swaps resulted in a loss of Rs. 2.4 billion (unadjusted for credit spread) partially offset by a gain of Rs. 1.0 billion (unadjusted for credit spread) from currency options, interest rate derivatives, and forward rate agreements. In fiscal 2016, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 15.4 billion, primarily on account of a gain of Rs. 15.1 billion from forward exchange contracts due to mark-to-market gains and gains on cancellations of forward exchange contracts. This was further augmented by a gain of Rs. 1.4 billion (unadjusted for credit spread) from currency options, currency swaps and forward rate agreements and partially offset by a loss of Rs. 1.0 billion (unadjusted for credit spread) from interest rate derivatives. Loss from derivative transactions (including loss of Rs. 0.1 billion on account of credit spread) was Rs. 5.7 billion in fiscal 2017 as compared to a gain of Rs. 15.1 billion from derivative transactions (net of loss of Rs. 0.3 billion on account of credit spread) in fiscal 2016. Income from foreign exchange transactions amounted to positive Rs. 11.3 billion during fiscal 2017 as compared to negative Rs. 10.1 billion during fiscal 2016. As a result, income from foreign exchange transactions and derivatives increased from Rs. 4.9 billion in fiscal 2016 to Rs. 5.5 billion in fiscal 2017.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2016		2017		Increase/ Decrease		% Increase/ Decrease	2016 % of net revenues	2017 % of net revenues
	(in million, except percentages)
Salaries and staff benefits	Rs.	85,932.9	Rs.	93,060.5	Rs.	7,127.6	8.3	23.4	21.9
Premises and equipment		24,102.6		28,024.2		3,921.6	16.3	6.6	6.6
Depreciation and amortization		7,427.5		8,876.9		1,449.4	19.5	2.0	2.1
Administrative and other		64,607.3		74,240.2		9,632.9	14.9	17.6	17.5
Amortization of intangibles		7.0		3.0		(4.0)	(57.1)	0.0	0.0
Total non-interest expense	Rs.	182,077.3	Rs.	204,204.8	Rs.	22,127.5	12.2	49.6	48.1

Total non-interest expense increased by 12.2% from Rs. 182.1 billion in fiscal 2016 to Rs. 204.2 billion in fiscal 2017. As of March 31, 2017, we had 4,715 branches and 12,260 ATMs across 2,657 locations, which increased from 4,520 branches and 12,000 ATMs across 2,587 locations as of March 31, 2016. This along with the growth in our loan portfolio resulted in higher infrastructure, administrative and staff expenses resulting in an overall increase in our non-interest expense. Our net interest revenue after allowances for credit losses increased by 15.9% from Rs. 270.8 billion in fiscal 2016 to Rs. 313.8 billion in fiscal 2017. As a result, our non-interest expense as a percentage of our net revenues was 48.1% in fiscal 2017 as compared to 49.6% in fiscal 2016.

Salaries and staff benefits increased by 8.3% from Rs. 85.9 billion in fiscal 2016 to Rs. 93.1 billion in fiscal 2017. This increase was primarily attributable to annual wage revisions.

Premises and equipment costs increased by 16.3% from Rs. 24.1 billion in fiscal 2016 to Rs. 28.0 billion in fiscal 2017 on account of an increase in rent, electricity, security, equipment maintenance and other infrastructure costs relating to the expanded branch network. Depreciation and amortization expenses increased from Rs. 7.4 billion in fiscal 2016 to Rs. 8.9 billion in fiscal 2017.

Administrative and other expenses increased by 14.9% from Rs. 64.6 billion in fiscal 2016 to Rs. 74.2 billion in fiscal 2017 primarily on account of higher operating expenses for our cards and transactional banking businesses, insurance and printing and stationery expenses. We continued to amortize the intangible assets (i.e., favorable leases) that were acquired on the merger of CBoP over their estimated remaining useful life. This amortization resulted in a charge of Rs. 3.0 million in fiscal 2017.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 17.3%, from Rs. 67.5 billion in fiscal 2016 to Rs. 79.2 billion in fiscal 2017. Our effective tax rate was 36.4% in fiscal 2016 and 36.0% in fiscal 2017. The effective tax rate was lower in fiscal 2017 primarily on account of lower stock-based compensation in fiscal 2017 as compared to in fiscal 2016.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2016 and 2017:

	Year ended March 31,
	2016	2017
Effective statutory income tax rate	34.61%	34.61%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	2.35	1.29
Income exempt from taxes	(0.61)	(0.45)
Effect of change in statutory tax rate	(0.15)	—
Other, net	0.20	0.57
Annual effective income tax rate	36.40%	36.02%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 19.2% from Rs. 117.9 billion in fiscal 2016 to Rs. 140.5 billion in fiscal 2017.

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
	(in million, except percentages)
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
	(in million, except percentages)
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
	(in million, except percentages)
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

Liquidity and Capital Resources

Our growth is financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier 1 and Tier 2 capital.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Year ended March 31,
	2015		2016		2017
	(in million)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	99,504.7	Rs.	118,049.9	Rs.	140,740.6
Non-cash adjustments to net income		29,081.3		43,091.7		51,339.4
Net change in other assets and liabilities		(19,228.9)		8,931.6		187,192.2
Net cash provided by operating activities	Rs.	109,357.1	Rs.	170,073.2	Rs.	379,272.2
Cash Flows from Investing Activities:
Net change in term placements		6,492.2		21,089.7		17,830.3
Net change in investments		(556,126.5)		(367,840.3)		(202,859.4)
Net change in repurchase options and reverse repurchase options		105,730.0		256,632.7		(355,040.1)
Loans purchased net of repayments		(47,002.7)		(77,455.5)		(68,686.5)
Increase in loans originated, net of principal collections		(672,149.0)		(967,395.6)		(956,914.2)
Net additions to property and equipment		(8,584.5)		(9,871.9)		(12,534.2)
Net cash used in investing activities	Rs.	(1,171,640.5)	Rs.	(1,144,840.9)	Rs.	(1,578,204.1)
Cash Flows from Financing Activities:
Net increase in deposits		824,928.2		930,935.7		979,662.7
Net increase in short-term borrowings		61,577.6		39,370.5		68,703.2
Proceeds from issuance of shares by subsidiaries to non-controlling interest		340.8		33.9		301.9
Net increase in long-term debt		54,933.6		49,729.8		211,974.6
Proceeds from issuance of equity shares for options exercised		9,954.1		12,229.0		22,615.1
Proceeds from issuance of equity shares		97,227.9		—		—
Payment of dividends and dividend tax		(19,300.5)		(24,367.9)		(29,280.9)
Purchase of subsidiary shares from noncontrolling interest		(715.7)		—		—
Net cash provided by financing activities	Rs.	1,028,946.0	Rs.	1,007,931.0	Rs.	1,253,976.6
Effect of exchange rate changes on cash and cash equivalents		3,626.5		3,384.1		(2,007.8)
Net change in cash and cash equivalents		(29,710.9)		36,547.4		53,036.9
Cash and cash equivalents, beginning of year		370,835.2		341,124.3		377,671.7
Cash and cash equivalents, end of year	Rs.	341,124.3	Rs.	377,671.7	Rs.	430,708.6

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 170.1 billion in fiscal 2016 to Rs. 379.3 billion in fiscal 2017, mainly due to higher cash flows in fiscal 2017 as compared to fiscal 2016. Higher cash flows were largely a result of an increase in our net income, bills payable, remittances in transit and a decrease in our investments held for trading.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. The increase in loans originated and purchased, net of principal collections and repayments was Rs. 1,044.9 billion in fiscal 2016 and Rs. 1,025.6 billion in fiscal 2017, largely on account of increase in both retail and wholesale loan portfolios. The increase in investments in fiscal 2017 was Rs. 202.9 billion, primarily on account of an increase in available-for-sale Government of India securities and in our investments in credit substitutes.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 17.8% from Rs. 5,457.9 billion in fiscal 2016 to Rs. 6,431.3 billion in fiscal 2017. Savings account deposits at Rs. 1,935.8 billion and current account deposits at Rs. 1,153.7 billion accounted for 48% of total deposits as of March 31, 2017. There was a 7.9% increase in our time deposits from Rs. 3,096.6 billion in fiscal 2016 to Rs. 3,341.8 billion in fiscal 2017. Of the US $ 3.4 billion FCNR deposits, raised in fiscal 2014 under the RBI swap window, US $ 3.0 billion matured during fiscal 2017. Savings account deposits increased by 30.9% from Rs. 1,478.9 billion as of March 31, 2016 to Rs. 1,935.8 billion as of March 31, 2017. Our non-interest-bearing deposits increased by 30.7% from Rs. 882.4 billion as of March 31, 2016 to Rs. 1,153.7 billion as of March 31, 2017. Our savings account and non-interest bearing deposits also grew on account of the demonetization exercise carried out by the RBI. Our short-term borrowings increased by Rs. 68.7 billion from Rs. 253.6 billion in fiscal 2016 to Rs. 322.3 billion in fiscal 2017. There was an increase in long-term debt from Rs. 522.3 billion in fiscal 2016 to Rs. 730.9 billion in fiscal 2017. During fiscal 2017, we raised long-term debt amounting to Rs. 335.0 billion including the long-term debt of Rs. 67.0 billion for lending to the affordable housing sector and financing infrastructure project loans.

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

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2016 and March 31, 2017:

	As of March 31,
	2016		2017		Increase/ (decrease)		% Increase/ (decrease)
	(in million except percentages)
Cash and cash equivalents	Rs.	377,671.7	Rs.	430,708.6	Rs.	53,036.9	14.0
Term placements		148,899.8		131,069.5		(17,830.3)	(12.0)
Investments held for trading		71,860.9		35,363.7		(36,497.2)	(50.8)
Investments available for sale		1,878,684.4		2,111,385.6		232,701.2	12.4
Securities purchased under agreements to resell		1,019.9		50,000.0		48,980.1	4,802.4
Loans, net		4,935,474.3		5,910,412.8		974,938.5	19.8
Accrued interest receivable		58,276.4		67,356.6		9,080.2	15.6
Property and equipment		35,679.7		38,969.3		3,289.6	9.2
Intangibles		5.0		2.0		(3.0)	(60.0)
Goodwill		74,937.9		74,937.9		—	—
Other assets		154,213.3		216,774.5		62,561.2	40.6
Total assets	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	1,330,257.2	17.2

Our total assets increased by 17.2% from Rs. 7,736.7 billion as of March 31, 2016 to Rs. 9,067.0 billion as of March 31, 2017.

Our cash and cash equivalents increased from Rs. 377.7 billion as of March 31, 2016 to Rs. 430.7 billion as of March 31, 2017 primarily on account of net cash inflows by our operating activities and financing activities, partially offset by net cash outflow in our investing activities. Cash and cash equivalents comprise of cash, balances due from banks and deposits that have original maturities of 90 days or less. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system.

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and fifteen years. Term placements decreased primarily on account of decrease in our placements with central government bodies. Placements with central government bodies are made to comply with the extant RBI guidelines on shortfalls in priority sector lending sub-limits and account for 91.0% of term placements as of March 31, 2017.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading decreased by 50.8% from Rs. 71.9 billion as of March 31, 2016 to Rs. 35.4 billion as of March 31, 2017 primarily on account of the decrease in our investments in Government of India securities.

Investments available for sale increased by 12.4% primarily on account of an increase in our Government of India securities and credit substitutes.

Net loans increased on account of an increase in both our retail lending as well as wholesale lending. Our gross retail loan portfolio increased by 17.1% from Rs. 3,458.6 billion as of March 31, 2016 to Rs. 4,049.0 billion as of March 31, 2017. The growth in retail loans was across the product segments. Our gross wholesale loan book increased by 26.4% from Rs. 1,534.3 billion as of March 31, 2016 to Rs. 1,940.0 billion as of March 31, 2017 primarily on account of an increase in our corporate banking loan portfolio.

Accrued interest receivable increased by 15.6% from Rs. 58.3 billion as at March 31, 2016 to Rs. 67.4 billion as of March 31, 2017 primarily on account of an increase in our loans and investment securities.

Our property and equipment increased by 9.2% from Rs. 35.7 billion as of March 31, 2016 to Rs. 39.0 billion as of March 31, 2017, primarily on account of growth in our distribution network. As of March 31, 2016 we had a network of 4,520 branches across 2,587 locations which grew to 4,715 branches across 2,657 locations as of March 31, 2017.

We acquired a branch network representing contractual and non-contractual customer relationships, customer lists, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP in 2008. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 7.0 million and Rs. 3.0 million for fiscals 2016 and 2017, respectively. Consequently, these intangibles were carried at an amortized value of Rs. 5.0 million and Rs. 2.0 million as of March 31, 2016 and March 31, 2017, respectively.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2017 and has been carried forward at the same value as the value at the acquisition date.

Other assets increased by 40.6% from Rs. 154.2 billion as of March 31, 2016 to Rs. 216.8 billion as of March 31, 2017 primarily on account of an increase in derivatives from Rs. 85.2 billion as of March 31, 2016 to Rs. 139.2 billion as of March 31, 2017. This was largely attributable to an increase in mark-to-market gains from forward exchange contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2016 and March 31, 2017:

	As of March 31,
	2016		2017		Increase/ (decrease)		Increase/ (decrease)
	(in million, except percentages)%
Liabilities
Interest bearing deposits	Rs.	4,575,414.5	Rs.	5,277,644.0	Rs.	702,229.5	15.3
Non-interest bearing deposits		882,445.8		1,153,678.9		271,233.1	30.7
Total deposits		5,457,860.3		6,431,322.9		973,462.6	17.8
Securities sold under repurchase agreements		306,060.0		—		(306,060.0)	(100.0)
Short-term borrowings		253,562.4		322,265.6		68,703.2	27.1
Accrued interest payable		41,184.3		44,487.6		3,303.3	8.0
Long-term debt		522,313.5		730,920.7		208,607.2	39.9
Accrued expenses and other liabilities		284,947.6		510,082.6		225,135.0	79.0
Total liabilities		6,865,928.1		8,039,079.4		1,173,151.3	17.1
Non-controlling interest in subsidiaries		1,485.0		1,847.5		362.5	24.4
HDFC Bank Limited shareholders’ equity		869,310.2		1,026,053.6		156,743.4	18.0
Total liabilities and shareholders’ equity	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	1,330,257.2	17.2

Our total liabilities increased by 17.1% from Rs. 6,865.9 billion as of March 31, 2016 to Rs. 8,039.1 billion as of March 31, 2017. The increase in our interest-bearing deposits was on account of an increase in savings deposits and time deposits. Savings account deposits increased by 30.9% from Rs. 1,478.9 billion as of March 31, 2016 to Rs. 1,935.8 billion as of March 31, 2017. Time deposits increased by 7.9% from Rs. 3,096.6 billion as of March 31, 2016 to Rs. 3,341.8 billion as of March 31, 2017. Of the US $ 3.4 billion FCNR deposits, raised in fiscal 2014 under the RBI swap window, US $ 3.0 billion matured during fiscal 2017. Our non-interest-bearing deposits increased by 30.7% from Rs. 882.4 billion as of March 31, 2016 to Rs. 1,153.7 billion as of March 31, 2017. Our savings account and non-interest bearing deposits also grew on account of the demonetization exercise carried out by the RBI. Of our total deposits as of March 31, 2017, retail deposits accounted for 79% and wholesale deposits accounted for the balance.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 80.0%, short-term borrowings accounted for 4.0% and long-term debt accounted for 9.1% as of March 31, 2017. Our short-term borrowings, comprised primarily of money market borrowings, increased by Rs. 68.7 billion from Rs. 253.6 billion as of March 31, 2016 to Rs. 322.3 billion as of March 31, 2017. Our long-term debt increased by 39.9% from Rs. 522.3 billion as of March 31, 2016 to Rs. 730.9 billion as of March 31, 2017. During fiscal 2017, we raised long-term debt amounting to Rs. 335.0 billion including the long-term debt of Rs. 67.0 billion for lending to the affordable housing sector and financing infrastructure project loans.

Accrued interest payable increased by Rs. 3.3 billion from Rs. 41.2 billion as of March 31, 2016 to Rs. 44.5 billion as of March 31, 2017. This increase was primarily on account of interest accrued on our long-term debt.

Accrued expenses and other liabilities increased by 79.0% from Rs. 284.9 billion as of March 31, 2016 to Rs. 510.1 billion as of March 31, 2017. This was largely attributable to an increase in our bills payable, derivatives and remittances in transit.

Shareholders’ equity increased on exercise of 34,359,200 stock options by employees and an increase in our retained earnings and accumulated other comprehensive income (primarily on account of mark-to-market gains on available for sale securities).

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum common equity tier I ratio of 6.75%, a minimum total tier I capital ratio of 8.25% and a minimum total capital ratio of 10.25% (each including capital conservation buffer of 1.25%) as of March 31, 2017.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2016 and March 31, 2017 are as follows:

	As of March 31,
	2016		2017		2017
	(in million, except percentages)
Tier 1 capital	Rs.	700,325.2	Rs.	818,293.0	US$	12,618.2
Tier 2 capital		122,434.4		113,026.6		1,742.9
Total capital	Rs.	822,759.6	Rs.	931,319.6	US$	14,361.1
Total risk weighted assets	Rs.	5,297,681.4	Rs.	6,400,299.3	US$	98,693.9
Capital ratios of the Bank:
Tier 1		13.22%		12.79%		12.79%
Total capital		15.53%		14.55%		14.55%
Minimum capital ratios required by the RBI:*
Tier 1		7.63%		8.25%		8.25%
Total capital		9.63%		10.25%		10.25%

*	The Tier I and Total capital ratio includes capital conservation buffer.

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 16.1 billion in fiscal 2018. This budgeted amount includes Rs. 2.9 billion to expand our branch and ATM network, Rs. 7.0 billion to upgrade and expand our hardware, data center, network and other systems and the balance primarily to add new equipment in and expand our existing premises, to relocate our branches and back-offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

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

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. A currency option is a contract where the purchaser of the option has the right but not the obligation to either purchase or sell and the seller of the option agrees to sell or purchase an agreed amount of a specified currency at a price agreed in advance and denominated in another currency on a specified date or by an agreed date in the future. A forward rate agreement is a financial contract between two parties to exchange interest payments for a “notional principal” amount on a settlement date, for a specified period from a start date to a maturity date. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchanges of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The Bank’s Board of Directors imposes limits on our ability to hold overnight positions in foreign exchange and derivatives and the same are intimated to RBI. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2017, together with the fair values on each reporting date:

	As of March 31, 2017
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In million)
Interest rate derivatives	Rs.	2,391,507.8	Rs.	9,099.4	Rs.	8,722.7	Rs.	376.7	US$	36,877.5	US$	5.8
Forward rate agreements		—		—		—		—		—		—
Currency options		189,005.0		2,072.5		2,066.0		6.5		2,914.5		0.1
Currency swaps		142,555.8		4,154.6		4,084.1		70.5		2,198.2		1.1
Forward exchange contracts		4,699,301.4		123,890.6		130,187.7		(6,297.1)		72,464.2		(97.1)
Total	Rs.	7,422,370.0	Rs.	139,217.1	Rs.	145,060.5	Rs.	(5,843.4)	US$	114,454.4	US$	(90.1)

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

	As of March 31,
	2016		2017		2017
	(In million)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	194,250.1	Rs.	202,430.1	US$	3,121.5
Performance guarantees		140,364.7		166,964.2		2,574.6
Documentary credits		317,525.8		359,613.7		5,545.3
Total	Rs.	652,140.6	Rs.	729,008.0	US$	11,241.4

Guarantees and documentary credits outstanding increased by 11.8% to Rs. 729.0 billion as of March 31, 2017 from Rs. 652.1 billion as of March 31, 2016, principally due to growth in our trade finance business.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 429.7 billion and Rs. 419.0 billion (US$ 6.5 billion) as of March 31, 2016 and March 31, 2017, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 1,629.8 billion and Rs. 2,159.0 billion (US$ 33.3 billion) as of March 31, 2016 and March 31, 2017, respectively. See also note 24 to our consolidated financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2017:

Contractual Obligations

	Payments due by period, as of March 31, 2017
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in million)
Subordinated debt	Rs.	149,013.6	Rs.	50.0	Rs.	12,999.1	Rs.	—	Rs.	135,964.5
Other long-term debt		581,907.1		167,441.4		267,963.1		19,629.7		126,872.9
Operating leases(a)		73,358.7		9,955.4		17,495.7		14,358.5		31,549.1
Short-term borrowings		322,265.6		322,265.6		—		—		—
Unconditional purchase obligations (b)		4,010.7		4,010.7		—		—		—
Total	Rs.	1,130,555.7	Rs.	503,723.1	Rs.	298,457.9	Rs.	33,988.2	Rs.	294,386.5

(a)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipments.
(b)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2017. See “—Note 27—Commitments and contingencies” of our consolidated financial statements.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange and derivative contracts.

We have recognized a liability of Rs. 2.3 billion as of March 31, 2017, in accordance with FASB ASC 460-10 in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, we have recognized a liability of Rs. 1.0 billion as of March 31, 2017.

As part of our risk management activities, we continuously monitor the creditworthiness of customers as well as guarantee exposures. However, if a customer fails to perform a specified obligation to a beneficiary, the beneficiary may draw upon the guarantee by presenting documents that are in compliance with the guarantee. In that event, we make payment on account of the defaulting customer to the beneficiary, up to the full notional amount of the guarantee. The customer is obligated to reimburse us for any such payment. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts; if insufficient collateral is held, we recognize a loss.

The residual maturities of the above commitments as of March 31, 2017 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2017
	Total amounts Committed*		Up to 1 year		1-3 years		3-5 years		Over 5 years
	(in million)
Documentary credits	Rs.	359,613.7	Rs.	344,651.9	Rs.	13,704.0	Rs.	1,257.2	Rs.	0.6
Guarantees		369,394.3		238,808.7		99,113.7		22,231.1		9,240.8
Forward exchange and derivative contracts		7,422,370.0		5,647,062.3		907,054.9		693,279.7		174,973.1
Total	Rs.	8,151,378.0	Rs.	6,230,522.9	Rs.	1,019,872.6	Rs.	716,768.0	Rs.	184,214.5

*	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of dependence on single customer exposures

Our exposure to a borrower is subject to the regulatory limits established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15% of our capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%) provided the additional credit exposure is on account of infrastructure or by an additional 10% (i.e. up to 25%) provided the credit exposure is to oil companies to whom bonds have been issued by the Government of India. In addition to the above exposure limit, we may, in exceptional circumstances, with the approval of the Board, consider increasing our exposure to a borrower up to an additional 5% of the capital funds. Our exposure to a single NBFC or NBFC-asset financing companies (“AFC”) should not exceed 10.0% or 15.0%, respectively, of our capital funds. We may, however, assume exposures on a single NBFC or NBFC-AFC up to 15.0% or 20.0%, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Our exposure to infrastructure finance companies (“IFC”) should not exceed 15.0% of our capital funds. However, this may be exceeded by an additional 5% (i.e. up to 20%) if the same is on account of funds on-lent by the IFC to the infrastructure sector.

Our exposures to our ten largest borrowers as of March 31, 2017, computed as per RBI guidelines, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2017:

	March 31, 2017
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(in million)
Borrower 1	Coal & Petroleum Products	Rs.	19,561.0	Rs.	87,324.0	Rs.	106,885.0	US$	1,648.2
Borrower 2	Telecom		54,388.2		19,055.1		73,443.3		1,132.5
Borrower 3	NBFC / Financial Intermediaries		65,000.0		40.1		65,040.1		1,002.9
Borrower 4	Coal & Petroleum Products		33,472.8		28,647.0		62,119.8		957.9
Borrower 5	Consumer Services		45,790.0		12,808.7		58,598.7		903.6
Borrower 6	NBFC / Financial Intermediaries		50,000.0		—		50,000.0		771.0
Borrower 7	Wholesale Trade-consumer goods		40,000.0		—		40,000.0		616.8
Borrower 8	Iron and Steel		19,071.8		20,926.2		39,998.0		616.8
Borrower 9	Fertilizers & Pesticides		34,744.2		1,240.0		35,984.2		554.9
Borrower 10	Non-ferrous Metals		7,502.1		28,443.7		35,945.8		554.3

Of the total exposure to these ten borrowers, approximately 47% was secured by collateral. As of March 31, 2017, of our exposure to our ten largest borrowers, exposure to 6 borrowers, equal to or more than 5% of our capital funds, which was mainly comprised of large credit facilities to these borrowers.

There were no exposures that exceeded the regulatory ceiling established by RBI.

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counter parties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2017, our aggregate country risk exposure was less than 4% of our total assets and our net funded exposure to any other country did not exceed 1% of our total assets. The level of our exposure to countries in Europe (primarily in the nature of commercial credits) which has been impacted by the sovereign debt crisis is not significant; it aggregates to 0.03% of our total assets.

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

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•	Phishing: We identify phishing sites and trojans targeting our customers and then shut down such sites. Forensic information such as customers details which may have been compromised are retrieved from such sites and acted upon. We have implemented Secure Access which provides an additional layer of security in addition to the customer identification (id) and password requirement for internet banking transactions. This system evaluates every transaction based on our risk model and helps us to determine whether the incumbent transaction is genuine or suspicious. Should the transaction be deemed suspicious, the system has the option of either declining the transaction or asking for additional authentication. As a practice, we send awareness mails to our customers educating them about phishing and the measures that they need to take to protect themselves from falling prey to it.

•	Hacking and Data Theft: We have implemented firewalls and intrusion prevention system at the perimeter of our network to block any attempts made to hack or intrude into our network. Our 24 by 7 security operations center analyzes logs of its perimeter defenses to identify any attempts made to intrude into our network. We have an incident management process to ensure that in the event of any incident, relevant stakeholders are made aware of what their role is in resolving the incident. We also test our internet-facing infrastructure and applications for vulnerability. Any vulnerability thus identified is remediated in a time-bound manner. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry-best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence. We have also subscribed to anti- DDOS services (Distributed Denial Of Services).

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

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors shall not be less than 3 or more than 15, excluding the Debenture directors, if any, appointed pursuant to the terms of issued debt. Our Board of Directors presently consists of 12 members as of March 31, 2017.

As per the Companies Act, 2013 (“the Companies Act”), unless the articles provide for the retirement of all directors at every annual general meeting, not less than two-thirds of the total number of directors shall be persons whose period of office is liable to determination by retirement of directors by rotation. However, any retiring director may be re-appointed by resolution of the shareholders. Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (i.e. an Indian resident).

Under the terms of our Articles, our promoter, Housing Development Finance Corporation Limited (“HDFC Limited”), has a right to nominate the non-retiring directors to our Board , so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20% of our paid-up equity share capital . The directors so nominated by HDFC Limited currently are the Chairperson and the Managing Director of the Bank.

The Banking Regulation Act, 1949 (“the Banking Regulation Act”) and subsequent RBI notification dated November 24, 2016 requires that not less than 51% of the board members shall consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors shall have specialized knowledge or practical experience in respect of agriculture and the rural economy, co-operation or small-scale industry. Mr. Malay Patel is the Independent Director on the Board having specialized knowledge and practical experience in small scale industry and Mr. Umesh Chandra Sarangi is the Independent Director on the Board having specialized knowledge and practical experience in agriculture and rural economy. On September 20, 2016, Mr. Srikanth Nadhamuni was appointed as an Additional Director on the Board of the Bank having expertise in Information Technology. It is proposed to appoint Mr. Nadhamuni as Independent Director of the Bank at the ensuing Annual General Meeting.

Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director (or two or more directors together) holds not more than 2% of the paid-up share capital.

None of our directors or members of our senior management holds 1% or more of our equity shares.

Our Board of Directors, as of March 31, 2017, comprised of:

Name	Position	Age
Mrs. Shyamala Gopinath	Part-time Non-Executive Chairperson	67
Mr. A.N.Roy	Non-Executive Director	66
Mr. Bobby Parikh	Non-Executive Director	52
Mr. Keki Mistry	Non-Executive Director	62
Mr. Partho Datta	Non-Executive Director	68
Mrs. Renu Karnad	Non-Executive Director	64
Mr. Malay Patel	Non-Executive Director	40
Mr. Aditya Puri	Managing Director	66
Mr. Paresh Sukthankar	Deputy Managing Director	54
Mr. Kaizad Bharucha	Executive Director	51
Mr. Umesh Chandra Sarangi	Non-Executive Director	65
Mr. Srikanth Nadhamuni[1]	Additional Director	53

[1]	Mr. Srikanth Nadhamuni was appointed as Additional Director with effect from September 20, 2016.

The following are brief biographies of our directors:

Mrs. Shyamala Gopinath is the part-time Non-Executive Chairperson of the Bank. She holds a master’s degree in Commerce and is a Certified Associate of the Indian Institute of Bankers (CAIIB). Mrs. Gopinath has over 40 years of experience in financial sector policy formulation in different capacities at the RBI. As Deputy Governor of the RBI for seven years and member of the RBI’s board of directors, Mrs. Gopinath guided and influenced national policies in diverse areas of financial sector regulation and supervision, the development and regulation of financial markets, capital account management, management of government borrowings, foreign exchange reserves management and payment and settlement systems. During 2001 to 2003, Mrs. Gopinath worked as senior financial sector expert in the then Monetary Affairs and Exchange Department of the International Monetary Fund (Financial Institutions Division). Mrs. Gopinath was also a member of the Financial Sector Assessment Program missions to Tanzania, Nigeria, Hungary and Poland and the Foreign Exchange and Reserve Management team to Turkey and Kosovo. She also served as RBI representative on the Financial Stability Board. Mrs. Gopinath is an independent director on the boards of Tata Elxsi Ltd., Colgate-Palmolive (India) Ltd. and Vodafone India Ltd. She is a Director of NDDB Dairy Services and Grassroot Trading Network for Women (not for profit companies). Mrs. Gopinath is the Chairperson of the Indian School of Microfinance for Women and a member of the board of trustees of Aditya Jyot Foundation for Twinkling Little Eyes, a charitable trust. She is also the chairperson of Corporate Bonds and Securitization Advisory Standing Committee of SEBI, Non-Executive Chairperson of Indian Institute of Management at Raipur, and a member of the Research and Information System for Developing Countries.

Mr. A. N. Roy is an independent Non-Executive Director of the Bank. He holds master’s degrees in Arts and Philosophy and is a distinguished retired civil servant. During his long career of 38 years in the Indian Police Service, Mr. Roy held a range of assignments, including some of the most prestigious, challenging and sensitive ones, both in the state of Maharashtra and for the Government of India, including the Commissioner of Police, Mumbai and the Director General of Police, Maharashtra before retiring in 2010. Mr. Roy’s areas of specialization include policy planning, budget, recruitment, training and other finance and administrative functions in addition to operational matters. Mr. Roy was instrumental in introducing technology solutions in the Indian police force, for example, in relation to citizen facilitation. Mr. Roy also held the position of Director General of the Anti-Corruption Bureau, in which capacity he initiated a policy document on vigilance matters for the Government of Maharashtra. Mr. Roy has wide knowledge and experience of security and intelligence matters at the state and national levels. Having handled multifarious field and staff assignments, Mr. Roy has extensive experience in the functioning of government at various levels and problem solving. Mr. Roy is a director on the boards of Glaxo SmithKline Pharmaceuticals Ltd, India Ventures Advisors Private Ltd, Mayar Infrastructure Development Private Ltd, Skills Academy Private Ltd, and Bharat Heavy Electricals Ltd. He is the Chairman of Mayar Health Resorts Ltd. and Vandana Foundation (not for profit organization).

Mr. Bobby Parikh is an independent Non-Executive Director of the Bank. He holds a bachelor’s degree in Commerce from Mumbai University and qualified as a Chartered Accountant in 1987. Mr. Parikh is a Senior Partner with BMR & Associates LLP and leads its financial services practice. Prior to joining BMR & Associates LLP, Mr. Parikh was the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Over the years, Mr. Parikh has had extensive experience in advising clients across a range of industries. An area of focus for Mr. Parikh has been to work with businesses, both Indian and multinational, in interpreting the implications of the deregulation as well as the changes to India’s policy framework, to help businesses better leverage opportunities that have become available and to address challenges that resulted from such changes. Mr. Parikh has led teams that have advised clients in the areas of entry strategy (multinational companies into India and Indian companies into overseas markets), business model identification, structuring a business presence, mergers, acquisitions and other business reorganizations. Mr. Parikh works closely with regulators and policy formulators, in providing inputs to aid in the development of new regulations and policies, and in assessing the implications and efficacy of these and providing feedback for action. Mr. Parikh led the Financial Services industry practice at Arthur Andersen and then also at Ernst & Young and has advised a number of banking groups, investment banks, brokerage houses, fund managers and other financial services intermediaries in establishing operations in India, mergers and acquisitions and in developing structured financial products, besides providing tax and business advisory and tax reporting services. Mr. Parikh has been a member of a number of trade and business associations and their management or other committees, as well as on the advisory or executive boards of non-governmental and not-for-profit organizations. Mr. Parikh is a director on the boards of BMR Business Solutions Pvt Ltd, Tax and Advisors Pvt Ltd, BMR Global Services Pvt Ltd, BMR Advisors Pte Ltd, Indostar Capital Finance Ltd, Aviva Life Insurance Company Ltd, Birla Sun Life Asset Management Company Ltd, Sembcorp Green Infra Ltd and a designated partner of BMR & Associates LLP.

Mr. Keki Mistry is a Non-Executive Director of the Bank. He holds a bachelor’s degree in Commerce from Mumbai University. Mr. Mistry is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Mistry has more than three decades of varied experience in the banking and financial services sector. Mr. Mistry started his career with A.F. Ferguson & Co, a chartered accountancy firm, followed by stints at Hindustan Unilever Limited and Indian Hotels Company Limited. In 1981, Mr. Mistry joined HDFC Limited. Mr. Mistry was inducted to the board of directors of HDFC Limited as an Executive Director in 1993 and was elevated to the post of Managing Director in November 2000. In October 2007, Mr. Mistry was appointed as Vice Chairman and Managing Director of HDFC Limited and became the Vice Chairman and Chief Executive Officer in January 2010. As a part of the management team, Mr. Mistry has played a critical role in the successful transformation of HDFC into India’s leading Financial Services Conglomerate by facilitating formation of companies including HDFC Bank Ltd., HDFC Asset Management Company Ltd., HDFC Standard Life Insurance Company Ltd. and HDFC Ergo General Insurance Company Ltd. Mr. Mistry is the Chairman of Gruh Finance Ltd and a director on the boards of HDFC Asset Management Company Ltd, HDFC Standard Life Insurance Company Ltd, HDFC ERGO General Insurance Company Ltd, HCL Technologies Ltd, Greatship (India) Ltd, Torrent Power Ltd and Sun Pharmaceutical Industries Ltd. Mr. Mistry is also a member on the India Advisory Board of Price Waterhouse Coopers, Investment Advisory Board of HDFC Capital Advisors Ltd. and Advisory Board of IIFL Board. He is also a director of Griha Investments, Mauritius, CDC Group, London, Griha Pte Ltd, Singapore and the H T Parekh Foundation.

Mr. Partho Datta is an independent Non-Executive Director of the Bank. He is an Associate Member of the Institute of Chartered Accountants of India. Mr. Datta joined Indian Aluminum Company Limited (“INDAL”) and was with INDAL and its parent company in Canada for 25 years and held positions as Treasurer, Chief Financial Officer and Director Finance during his tenure. Mr. Datta joined the Chennai based Murugappa Group thereafter as the head of Group Finance and was a member of the Management Board of the Group, as well as Director in several Murugappa Group companies. Following his retirement from the Murugappa Group, Mr. Datta was an advisor to the Central Government appointed Board of Directors of Satyam Computers Services Limited during the restoration process and has also been engaged in providing business or strategic and financial consultancy on a selective basis. Mr. Datta has rich and extensive experience in various financial and accounting matters including financial management, mergers and amalgamations and capital markets strategy. Mr. Datta is one of the financial experts on the Audit Committee of the Board. Mr. Datta is the Chairman of Peerless Funds Management Company Limited and director on IRIS Business Services Limited, Endurance Technologies Limited and The Peerless General Finance and Investment Company Limited.

Mrs. Renu Karnad is a Non-Executive Director of the Bank. She is a law graduate from Mumbai University and also holds a master’s degree in Economics from Delhi University. Mrs. Karnad is a Parvin Fellow at the Woodrow Wilson School of International Affairs at Princeton University in the United States. Mrs. Karnad joined HDFC Limited in 1978. After spending two decades in various positions, Mrs. Karnad was inducted to the Board as an Executive Director in 2000 and was elevated to the position of Managing Director with effect from January 1, 2010. Mrs. Karnad brings with her rich experience and enormous knowledge in the mortgage sector, having been part of the nascent real estate and mortgage sectors in India. Mrs. Karnad is in-charge of the lending operations of the HDFC Ltd. and is responsible for spearheading its expansion. Over the years, Mrs. Karnad has to her credit, numerous awards and accolades. Known for her wit and diplomacy, Mrs. Karnad has always had a humane approach towards solving complex issues. Mrs. Karnad firmly believes that people are key to an organization’s success, especially in the service domain and propagates self-belief as the strongest weapon in achieving excellence. Mrs. Karnad is the Managing Director of HDFC Ltd and a director of HDFC Asset Management Company Ltd, HDFC Standard Life Insurance Company Ltd, HDFC ERGO General Insurance Company Limited, GRUH Finance Ltd, BOSCH Ltd, EIH Ltd, ABB India Ltd, Indraprastha Medical Corporation Ltd, H T Parekh Foundation, HDFC PLC, Maldives, WNS Holdings Ltd, HIREF International LLC, HIREF International Fund II Pte Ltd and HIF International Fund Pte. Ltd. She is also a nominee director of Feedback Infra Pvt. Ltd.

Mr. Malay Patel is an Independent Non-Executive Director of the Bank. He holds a degree in Engineering (Mechanical) from Rutgers University in Livingston, New Jersey, the United States, and an A.A.B.A. in business from Bergen County College in Fairlawn, New Jersey, the United States. He is a director on the Board of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry with exports to more than 50 countries. He has been involved in varied roles such as export and import, procurement, sales and marketing with Eewa Engineering Company Private Limited. Mr. Malay Patel has specialized knowledge and practical experience in matters relating to small scale industries in terms of Section 10-A (2)(a) of the Banking Regulation Act, 1949.

Mr. Aditya Puri is the Managing Director of the Bank. He holds a bachelor’s degree in Commerce from Punjab University and is an Associate Member of the Institute of Chartered Accountants of India. Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. Mr. Puri has been the Managing Director of the Bank since September 1994. Mr. Puri has over 41 years of experience in the banking sector in India and abroad. Mr. Puri has provided outstanding leadership as the Managing Director and has contributed significantly to enable the Bank scale phenomenal heights under his stewardship. During the year, Mr. Puri was named amongst the best 30 CEOs in the world in the Barron’s list. The numerous awards won by Mr. Puri and the Bank are a testimony to the tremendous credibility that Mr. Puri has built for himself and the Bank over the years. The Bank has made good and consistent progress on key parameters like balance sheet size, total deposits, net revenues, earnings per share and net profit during Mr. Puri’s tenure. The rankings achieved by the Bank amongst all Indian banks with regard to market capitalization, profit after tax and balance sheet size remain amongst the top 10. During his tenure Mr. Puri led the Bank through two major mergers in the Indian banking industry, i.e. the mergers of Times Bank Limited and Centurion Bank of Punjab Limited with HDFC Bank Limited. Mr. Puri was appointed as non-executive chairman of HDB Financial Services Ltd with effect from May 1, 2016.

Mr. Paresh Sukthankar is the Deputy Managing Director of the Bank. Mr. Sukthankar holds a Bachelor of Commerce degree from Mumbai University. He also holds a master’s degree in Management Studies from Jamnalal Bajaj Institute, Mumbai and completed the Advanced Management Program at Harvard Business School. Mr. Sukthankar has been associated with the Bank since its inception in 1994. Mr. Sukthankar has direct or supervisory responsibilities for the Bank’s Credit and Risk Management, Finance, Human Resources, Investor Relations and Corporate Communications functions and for various strategic initiatives of the Bank. He was appointed as Executive Director on the Bank’s Board in October 2007. In June 2014, Mr. Sukthankar was elevated to the post of Deputy Managing Director. Prior to joining the Bank, Mr. Sukthankar worked at Citibank for around nine years in various departments, including corporate banking, risk management, financial control and credit administration. Mr. Sukthankar has been a member of various Committees formed by the RBI and the Indian Banks’ Association. Mr. Sukthankar is not a director of any other company in India.

Mr. Kaizad Bharucha is the Executive Director in the full-time employment of the Bank. Mr. Bharucha holds a bachelor’s degree in Commerce from Mumbai University. Mr. Bharucha has been associated with the Bank since 1995. In his current role, he is responsible for Wholesale Banking, covering the areas of Corporate Banking, Emerging Corporate Group, Business Banking, Capital Markets and Commodities Business, Agri Lending, Investment Banking, Financial Institutions and Government Business and the Department for Special Operations. In his previous role as Group Head-Credit and Market Risk, he was responsible for the Risk Management activities in the Bank, including Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions. Mr. Bharucha has over 30 years of experience in the banking and financial sector and has been associated with the Bank since 1995. Prior to joining the Bank, Mr. Bharucha worked at SBI Commercial and International Bank in various areas, including Trade Finance and Corporate Banking. Mr. Bharucha has represented the Bank as a member of the working group constituted by the RBI to examine the role of the Credit Information Bureau and as a member of the sub-committee with regard to the adoption of the Basel II guidelines.

Mr. Umesh Chandra Sarangi is an Independent Non-Executive a Director of the Bank. Mr. Sarangi holds a master’s degree in Science (Botany) from Utkal University. Mr. Sarangi has 35 years of experience in the Indian Administrative Services. During his time as Chairman of the National Bank for Agricultural and Rural Development from December 2007 to December 2010, Mr. Sarangi gained experience in the areas of rural infrastructure, accelerated initiatives (such as microfinance), financial inclusion, watershed development and tribal development. Mr. Sarangi has been appointed as a Director having specialized knowledge and experience in agriculture and rural economy pursuant to Section 10-A (2)(a) of the Banking Regulation Act, 1949.

Mr. Srikanth Nadhamuni has been appointed as an Additional Director on the Board of the Bank with effect from September 20, 2016. He holds a Bachelor’s degree in Electronics and Communications from National Institute of Engineering and a Master’s degree in Electrical Engineering from Louisiana State University. Mr. Nadhamuni is a technologist and an entrepreneur with 28 years of experience in the areas of CPU design, Healthcare, e-Governance, National ID, Biometrics, Financial Technology and Banking sector. Presently he is the Chairman of Novopay Solutions Private Limited, a company involved in the area of mobile payments and is the CEO of Khosla Labs Private Limited, a start-up incubator. He has also been a co-founder of e-Governments Foundation, which works on the objectives to improve governance in Indian cities, creation of Municipal ERP suite which improves service delivery of cities, etc. Mr. Nadhamuni was the Chief Technology Officer of Aadhaar (UID Authority of India) during 2009-2012, where he participated in design and development of the world’s largest biometric based ID system. He was instrumental in development of Aadhaar technology, several banking and financial protocols including MicroATM, Aadhar Enabled Payment System (AEPS) and Aadhar Payment Bridge (APB). Mr. Nadhamuni, has also worked in internet start-up companies, companies engaged in creation of live-streaming network to TVs, creation of auto-placement tools based on simulation, etc., situated in the United States of America. Mr. Nadhamuni, spent 14 years in the silicon valley (California, US) working for several global companies such as Sun Microsystems (CPU design), Intel Corporation (CPU design), Silicon Graphics (Interactive TV) and WebMD (Internet Healthcare). Mr. Nadhamuni has been appointed as a Director having expertise in the field of Information Technology. Mr. Nadhamuni is the Director on Board of Governation Solution Private Ltd., Khosla Labs Private Ltd. and CK 12 Software and Technology Consulting India Private Ltd.

Senior Management

As of March 31, 2017, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	66
Mr. Paresh Sukthankar	Deputy Managing Director	54
Mr. Kaizad Bharucha	Executive Director	51
Mr. Abhay Aima	Head – Global Consumer Business, Private Banking and Distribution, Direct and Digital Banking and Retail Liabilities	54
Mr. Ashish Parthasarthy	Head – Treasury	49
Ms. Ashima Bhat	Head – Finance & Strategy	46
Mr. Ashok Khanna	Head – Retail Assets – Secured Loans	60
Mr. Arvind Kapil	Head – Retail Assets – Unsecured Loans	45
Mr. Aseem Dhru	Head – Business Banking – Working Capital, Commodity Finance, Retail Agri. and Rural Initiatives Group	47
Mr. Bhavesh Zaveri	Head – Operations	51
Mr. Chakrapani Venkatachari	Head – Internal Audit	53
Mr. Dhiraj Relli	Currently on secondment to HDFC Securities Limited (HSL), our subsidiary	46
Mr. Jimmy Tata	Chief Risk Officer	50
Mr. K. Balasubramanian	Head – Corporate Banking	45
Mr. Munish Mittal	Head – Information Technology	48
Mr. Navin Puri	Head – Branch Banking	58
Mr. Neil Francisco	Head – Retail Credit	55
Mr. Nitin Chugh	Head – Digital Banking	45
Mr. Nitin Rao	Head – Private Banking & Third Party Product Sales	49
Mr. Nirav Shah	Head – Emerging Corporate Group, Infrastructure Finance Group and Healthcare Finance	45
Mr. Parag Rao	Head – Payments Business	51
Mr. Philip Mathew	Head – Human Resources	54
Mr. Rajender Sehgal	Head – Financial Institutions Group and Custody	61
Mr. Rakesh K. Singh	Head – Investment Banking	48
Mr. Rajesh Kumar R	Co-Head – Retail Risk	45
Mr. Ravi Narayanan	Head – Regional Branch Banking	48
Mr. Sashidhar Jagdishan	Chief Financial Officer	52

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

Mr. Ashish Parthasarthy is the Head of Treasury for the Bank. He holds a bachelor’s degree in Engineering from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management in Bangalore. He has 27 years of experience in banking with particular expertise in the interest rate and currency markets.

Ms. Ashima Bhat is the Head of Finance & Strategy. Ms. Bhat has over 20 years of experience in banking. She completed a Masters in Management Studies, majoring in Marketing, from Narsee Monjee Institute of Management Studies. Ms Bhat joined the Bank in its start-up stage and has since held various roles across the Corporate Banking, Supply Chain, SME and Emerging Corporates groups.

Mr. Ashok Khanna is the Head of Retail Assets—Secured Loans. Mr. Khanna has over 26 years of experience in the automobile industry in various sales and marketing roles. Prior to joining the Bank, he was the Executive Director for Retail Assets at Centurion Bank of Punjab. He has also worked with automobile manufacturers, such as Kinetic Engineering, Toyota (in the Middle East) and other related companies, such as Firestone Tyres.

Mr. Arvind Kapil is the Head of Retail Assets—Unsecured Loans. He holds a Master’s in Management Studies degree from Bharati Vidyapeeth Institute of Management Studies and Research and a bachelor’s degree in Engineering from K.J. Somaiya College of Engineering in Mumbai. Mr. Kapil has over 23 years of experience in the finance industry and he joined the bank from Countrywide Consumer Financial Services.

Mr. Aseem Dhru is the Head of Business Banking—Working Capital, Commodity Finance, and Retail Agri and Rural Initiatives Group. He holds a bachelor’s degree in Commerce from Ahmedabad University and is qualified as a Chartered Accountant and Cost Accountant. Prior to joining the Bank, Mr. Dhru was working as Investment Manager for Anagram Wellington Asset Management Company Limited.

Mr. Bhavesh Zaveri is the Head of Operations. He holds a master’s degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers. He has over 26 years of experience in banking, having worked with Oman International Bank and Barclays prior to joining the Bank in April 1998. Mr. Zaveri also serves as Director of Clearing Corporation of India Ltd. and National Payment Corporation of India Ltd and is a member of the Swift Asia Pacific Board and various committees formed by the RBI and the Indian Bank’s Association.

Mr. Chakrapani Venkatachari is the Head of Internal Audit. He holds a bachelor’s degree in Commerce from Mumbai University and is an Associate Member of the Institute of Company Secretaries of India, a Certified Associate of the Indian Institute of Bankers and a Certified Information System Auditor. He has over 31 years of banking experience, having worked with Bank of Baroda and Standard Chartered Bank prior to joining the Bank in 1994.

Mr. Dhiraj Relli is currently on secondment to HDFC Securities Limited (HSL), our subsidiary. He holds a Bachelor of Commerce degree from Delhi University and is a member of the Institute of Chartered Accountants of India. He has over 26 years of experience and joined HDFC Bank from ICICI Bank in June 2005. He is currently holding the position of Managing Director at HDFC Securities Limited. Prior to his secondment, Mr. Relli was holding the position of Regional Head—Retail Branch Banking—South 2, for the Bank.

Mr. Jimmy Tata is Chief Risk Officer. He holds a Masters of Financial Management from the Jamnalal Bajaj Institute of Management Studies at Mumbai University and is qualified as a Chartered Financial Analyst with the Institute of Chartered Financial Accountants in Hyderabad. Mr. Tata has been with the Bank since 1994 and has over 28 years of experience. Prior to joining the Bank he was working as Financial Analyst in Financial Division of Apple Industries Limited.

Mr. K Balasubramanian is head of Corporate banking. He holds a Bachelor of Commerce degree from Kolkata University and is a member of the Institute of Chartered Accountants of India. He is also a member of Institute of Cost & Works Accountants of India. He is an all India rank holder at both the Institute of Chartered Accountants of India and the Institute of Cost & Works Accountants of India. He has over 20 years of experience and joined HDFC Bank from Citibank, India where he was the Managing Director—Corporate Banking.

Mr. Munish Mittal is the Head of Information Technology. He holds a bachelor’s degree in Science from Punjab University. Mr. Mittal has more than 29 years of experience, having worked at Centurion Bank of Punjab prior to joining the Bank in August 1996.

Mr. Navin Puri is the Head of Branch Banking. He holds a Bachelor of Commerce degree from Calcutta University and a Masters of Business Administration from Texas University in the United States and is a member of the Institute of Chartered Accountants of India. Mr. Puri has over 31 years of banking experience and has been with the Bank since February 1999.

Mr. Neil Francisco is Head of Retail Credit Underwriting & Risk Control Unit. He completed his Bachelor in Engineering (Mechanical) degree from Mumbai University & Master’s Degree (Materials), MBA in Finance & Marketing from University of Massachusetts, USA. Mr. Neil joined bank in 2002 and has an overall experience of 25 years. Prior to joining the Bank, he worked for 20th Century Finance Limited, GE Capital Services and Standard Chartered Bank.

Mr. Nitin Chugh is the Head of Digital Banking. He holds a bachelor’s degree in Technology from the Regional Engineering College in Kurukshetra and has a Post-Graduate Diploma in Management from the All India Management Association in New Delhi. Mr. Chugh has over 21 years of experience in sales and marketing.

Mr. Nitin Rao is the Head of Private Banking & Third Party Products. He holds a Master’s in Business Administration degree from Symbiosis Institute of Business Management and has a bachelor’s degree in Engineering from the College of Engineering in Pune. He has over 23 years of financial sector experience. Prior to joining the Bank he was heading the Investment Advisory Services of BNP Paribas.

Mr. Nirav Shah is Head of Emerging Corporates, Infrastructure Finance Group and Healthcare Finance. He holds a Master’s in Management Studies from KJ Somaiya Management Institute at Mumbai University. He has over 21 years of professional experience, joining the Bank from Global Trust Bank in July 1999.

Mr. Parag Rao is Head of Payments Business. He holds a Master’s in Management Studies degree from S.P. Jain Institute of Management at Mumbai University and a Bachelor of Engineering from the Regional Engineering College in Jamshedpur. He has 26 years of professional experience, joining the Bank from IBM Global Services in April 2002.

Mr. Philip Mathew is Head of Human Resource. He holds a Bachelor of Science degree (Statistics) from Chennai University and post-graduation degree from Tata Institute of Social Sciences (Mumbai) specializing in HR. He joined HDFC Bank in 2002 and took over the position of Chief People Officer in August 2010. He has more than 25 years of professional experience. Prior to joining the Bank, he worked for SSKI Investor Services Pvt Ltd., Colgate Palmolive India Ltd., ANZ Grindlays Bank, Marico Industries Ltd. and Rallis India Ltd.

Mr. Rajender Sehgal is Head of Financial Institutions Group and Custody. He holds a Masters of Business Administration degree from Delhi University with specialization in Financial and Marketing Management. He has more than 36 years of experience in industrial finance credit and international banking. Mr. Sehgal was employed by State Bank of India prior to joining the Bank in 1998.

Mr. Rakesh K Singh is the Head of Investment Banking. Mr. Singh holds a Masters in Business Administration from the Institute of Management Technology in Ghaziabad and has over 21 years of experience in the financial sector. Mr. Singh joined the Bank from Rothschild in India where he was the Managing Director and Co-Head of Financing Advisory. Earlier in his career, he held key positions at, among others, Morgan Stanley, Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank.

Mr. Rajesh Kumar R is the Co-Head of Retail Risk. He holds a bachelor’s degree in Science from Bangalore University and a Post Graduate Diploma in Management from T A Pai Management Institute in Manipal. He has over 21 years of experience in handling credit function and joined the Bank in 2000.

Mr. Ravi Narayanan is the Head of Retail Branch Banking. He holds a Masters in Business Administration from the Faculty of Management Studies at Delhi University and a bachelor’s degree in Technology from Institute of Technology at Banaras Hindu University. He has over 23 years of banking experience, joining the Bank from Bank of America in May 1999.

Mr. Sashidhar Jagdishan is the Chief Finance Officer. He holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield in the United Kingdom. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. Mr. Jagdishan has been with the Bank since 1996.

Corporate Governance

Audit Committee

The Audit Committee of the Bank, as of March 31, 2017, has Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. A. N. Roy, Mr. Bobby Parikh and Mr. Umesh Chandra Sarangi as its members. During the year, Mr. Umesh Chandra Sarangi was appointed as a member of the Audit Committee. Each member of the Audit Committee is an independent director. The Audit Committee is chaired by Mr. Bobby Parikh with effect from January 24, 2017. Prior to this it was chaired by Mrs Shyamala Gopinath. The Audit Committee met eight times during fiscal 2017.

The terms of reference of the Audit Committee include, inter alia, the following:

a.	Overseeing the Bank’s financial reporting process and disclosure of financial information to ensure that the financial statement is correct, sufficient and credible;

b.	Recommending the appointment and removal of external auditors and the fixing of their fees;

c.	Reviewing with management the annual financial statements and auditors report before their submission to the Board, with special emphasis on accounting policies and practices, compliance with accounting standards disclosure of related party transactions and other legal requirements relating to financial statements;

d.	Reviewing the adequacy of the Audit and Compliance functions, including their policies, procedures, techniques and other regulatory requirements; and

e.	Any other terms of reference as may be included from time to time in the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), including any amendments or re-enactments thereof from time to time.

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

The Nomination and Remuneration Committee also formulates criteria for evaluating the performance of individual directors, the Board of Directors and its committees. The criteria for evaluating the performance of directors include personal attributes, such as their communication skills, leadership skills and adaptability, and professional attributes, such as their understanding of the Bank’s core business and strategic objectives, industry knowledge, ability to exercise independent judgment, attendance at meetings and adherence to the Bank’s Code of Conduct, ethics and values. Mrs. Shyamala Gopinath, Mr. A.N.Roy, Mr. Partho Datta and Mr. Bobby Parikh were the members of the Nomination and Remuneration Committee as of March 31, 2017. All members of the Nomination and Remuneration Committee are independent Directors. The Nomination and Remuneration Committee is chaired by Mr. Bobby Parikh. The Committee met ten times during fiscal 2017.

Stakeholders’ Relationship Committee

The Stakeholders’ Relationship Committee, approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options granted under the various Employees Stock Option Schemes (“ESOSs”) are placed before the Stakeholders’ Relationship Committee for ratification. The Stakeholders’ Relationship Committee also monitors the redress of shareholder complaints relating to matters such as the transfer of shares, non-receipt of our annual report and dividends.

As of March 31, 2017, the Stakeholders’ Relationship Committee consisted of Mr. A.N. Roy, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Stakeholders’ Relationship Committee is chaired by Mr. A.N. Roy, who is an independent director. The power to approve share transfers and dematerialization requests has been delegated to executives of the Bank to avoid delays that may arise due to the non-availability of the members of the Committee. Mr. Sanjay Dongre, Executive Vice President (Legal) and Company Secretary of the Bank, is the Compliance Officer responsible for expediting the share transfer formalities. The Stakeholders’ Relationship Committee met five times during fiscal 2017.

As of March 31, 2017, one instrument of transfer for 85 equity shares was pending for transfer, which has since been processed. The details of the transfers are reported to the Board from time to time. During the year ended March 31, 2017, 3087 complaints were received from the shareholders. The Bank had attended to all the complaints but 8 complaints remained pending and 4 complaints have not been resolved to the satisfaction of the shareholders as on March 31, 2017. In addition, 6255 letters were received from the shareholders relating to change of address, nomination requests, email id and contact details updation, updates to Indian Financial System Code and Magnetic Ink Character Recognition code, National Automated Clearing House (NACH) Mandates, claim of shares from Unclaimed Suspense account, queries relating to the annual reports, sub-division of shares of face value of Rs 10/- each to Rs 2/- each, amalgamation, request for revalidation of dividend warrants and other investor related matters. As of March 31, 2017, we have responded to all letters received.

Risk Policy and Monitoring Committee

The Risk Policy and Monitoring Committee has been formed as per the guidelines of RBI on asset liability management / risk management systems. The Committee develops Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified.

As of March 31, 2017, the Risk Policy and Monitoring Committee consisted of Mrs. Renu Karnad, Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Committee is chaired by Mrs. Renu Karnad. The Committee met five times during fiscal 2017.

Credit Approval Committee

The Credit Approval Committee approves those credit exposures that are beyond the approval powers delegated to executives of the Bank to facilitate the prompt disbursement of loans. As of March 31, 2017, the Credit Approval Committee consisted of Mr. Bobby Parikh, Mr. Keki Mistry, Mr. Aditya Puri and Mr. Kaizad Bharucha. The Credit Approval Committee met twelve times during fiscal 2017.

Premises Committee

The Premises Committee approves the purchase and leasing of premises for the Bank’s branches, back offices, ATMs and executive residences in accordance with Board guidelines. As of March 31, 2017, Mrs. Renu Karnad, Mr. Aditya Puri and Mr. Malay Patel were the members of the Premises Committee. The Premises Committee met five times during fiscal 2017.

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

As of March 31, 2017, the members of the Fraud Monitoring Committee were Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. A. N. Roy, Mr. Keki Mistry, Mr. Malay Patel and Mr. Aditya Puri. The Fraud Monitoring Committee met five times during fiscal 2017.

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

As of March 31, 2017, the members of the Customer Service Committee were Mrs. Shyamala Gopinath, Mr. A. N. Roy, Mr. Keki Mistry, Mr. Malay Patel, Mr. Srikanth Nadhamuni and Mr. Aditya Puri. During the year, Mr. Srikanth Nadhamuni was appointed as member of the Committee. The Customer Service Committee met four times during fiscal 2017.

Corporate Social Responsibility (“CSR”) Committee

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

As of March 31, 2017, the members of CSR Committee were Mrs. Renu Karnad, Mr. Partho Datta, Mr. Bobby Parikh, Mr. Aditya Puri, Umesh Chandra Sarangi and Mr. Paresh Sukthankar. During the year, Mr. Umesh Chandra Sarangi was appointed as a member of the Committee. The Committee met four times during the fiscal 2017.

Review Committee for Willful Defaulters’ Identification

The Board has constituted a Review Committee for Willful Defaulters Identification to review the orders passed by the Committee of Executives for Identification of Willful Defaulters and provide the final decision with regard to identified willful defaulters. As of March 31, 2017, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh, Mr. Partho Datta and Mr. A. N. Roy were the members of the Review Committee for Willful Defaulters Identification. The Review Committee for Willful Defaulters Identification is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. The Review Committee for Willful Defaulters Identification met thrice during fiscal 2017.

Review Committee for Non-Cooperative Borrowers

The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the internal committee of executives appointed for this purpose. As of March 31, 2017, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh, Mr. Partho Datta and Mr. A. N. Roy were the members of the Review Committee for Non-Cooperative Borrowers. The Review Committee for Non-Cooperative Borrowers is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal 2017.

Meeting of the Independent Directors

The independent directors of the Bank held a meeting on March 14, 2017 without the presence of the non-independent directors and senior management team of the Bank. All of the independent directors attended the meeting. The independent directors discussed certain matters as required under the relevant provisions of the Companies Act and the SEBI Listing Regulations.

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

At the 22nd Annual General Meeting, held on July 21, 2016, the shareholders of the Bank approved the revised term of appointment of Mr. Paresh Sukthankar as Deputy Managing Director of the Bank such that the tenure of appointment of Mr. Sukthankar as approved by the shareholders through a resolution passed on March 12, 2014 for a period of three years from December 24, 2013 to December 23, 2016 was amended to read as up to June 12, 2017 in line with the RBI approval letter dated June 13, 2014.

During fiscal 2017, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Director and members of our senior management was approximately Rs. 660.1 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.

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

Mrs. Shyamala Gopinath, Chairperson, was paid remuneration of Rs. 3 million during fiscal 2017. Mrs. Shyamala Gopinath is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2017 to Mr. Aditya Puri, Managing Director, Mr. Paresh Sukthankar, Deputy Managing Director and Mr. Kaizad Bharucha, Executive Director are as follows:

Particulars	Aditya Puri	Paresh Sukthankar	Kaizad Bharucha
	(Rs. in million, except stock options)
Basic	39.4	21.9	14.7
Allowances and perquisites	21.5	15.6	17.4
Provident fund	4.7	2.6	1.8
Superannuation	5.9	3.3	2.2
Performance bonus*	29.0	17.3	10.6
Number of stock options granted during the year	—	—	—

*	Includes bonus earned in fiscal 2016 but paid out in fiscal 2017 and the deferred bonus tranches for earlier financial years.

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

The details of sitting fees paid to Non-Executive Directors during fiscal 2017 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mrs. Shyamala Gopinath	2,700,000
Mr. Partho Datta	2,300,000
Mr. Bobby Parikh	2,750,000
Mr. A. N. Roy	2,500,000
Mr. Malay Patel	1,450,000
Mr. Keki Mistry	1,750,000
Mrs. Renu Karnad	1,500,000
Mr. Umesh Chandra Sarangi	1,200,000
Mr. Srikanth Nadhamuni[1]	550,000

[1]	Mr. Srikanth Nadhamuni was appointed as Additional Director of the Bank with effect from September 20, 2016

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

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 10.2 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.85 million per month are given in the Annexure 7 to the Directors’ Report.

Other than our Chairperson, Managing Director, Deputy Managing Director and Executive Director, none of our directors has a service contract with us.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of loans granted to our senior management as of March 31, 2017:

Name	Largest amount Outstanding since March 31, 2016	Amount outstanding as of March 31, 2017	Interest rate as of March 31, 2017%	Nature of Loan
	(Rs. in millions, except percentages)
Mr. Aditya Puri	30.00	29.80	9.55	Housing Loan
Mr. Kaizad Bharucha	4.28	4.20	9.55	Housing Loan
Mr. Abhay Aima	5.90	5.74	9.55	Housing Loan
Mr. Abhay Aima	0.08	—	5.00	Personal Loan
Mr. Ashish Parthasarthy	5.27	5.18	9.55	Housing Loan
Ms. Ashima Bhat	4.31	4.23	9.55	Housing Loan
Mr. Ashok Khanna	0.27	—	9.55	Housing Loan
Mr. Ashok Khanna	0.27	—	5.00	Personal Loan
Mr. Arvind Kapil	14.34	14.21	9.55	Housing Loan
Mr. Arvind Kapil	0.41	0.32	5.00	Personal Loan
Mr. Aseem Dhru	7.35	7.14	9.55	Housing Loan
Mr. Bhavesh Zaveri	7.21	7.03	9.55	Housing Loan
Mr. Bhavesh Zaveri	0.48	0.31	5.00	Personal Loan
Mr. Chakrapani Venkatachari	14.46	13.66	9.55	Housing Loan
Mr. Dhiraj Relli	4.89	4.50	9.55	Housing Loan
Mr. Jimmy Tata	0.38	0.26	5.00	Personal Loan
Mr. Munish Mittal	5.59	4.96	9.55	Housing Loan
Mr. Munish Mittal	0.59	0.50	5.00	Personal Loan
Mr. Navin Puri	1.65	0.88	9.55	Housing Loan
Mr. Navin Puri	0.51	0.39	5.00	Personal Loan
Mr. Nitin Chugh	14.98	14.87	9.55	Housing Loan
Mr. Nitin Chugh	0.60	0.54	5.00	Personal Loan
Mr. Nirav Shah	14.75	14.60	9.55	Housing Loan
Mr. Nirav Shah	0.59	0.57	5.00	Personal Loan
Mr. Neil Francisco	3.97	—	9.55	Housing Loan
Mr. Philip Mathew	0.45	0.35	5.00	Personal Loan
Mr. Rajendar Sehgal	2.54	1.78	9.55	Housing Loan
Mr. Rakesh Singh	14.93	14.78	9.55	Housing Loan
Mr. Rajesh Kumar	1.40	1.38	9.55	Housing Loan
Mr. Rajesh Kumar	0.18	0.10	5.00	Personal Loan
Mr. Ravi Narayanan	3.04	2.98	9.55	Housing Loan
Mr. Sashidhar Jagdishan	5.97	5.84	9.55	Housing Loan
Mr. Sashidhar Jagdishan	0.11	—	5.00	Personal Loan

Employees Stock Options

Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013 and Plan “G” in July 2016 for the issuance of stock options to employees and directors of the Bank under the ESOSs, namely ESOS-001 to ESOS-026. Under plan “A”, the option price is set as the average of the daily closing prices on the BSE during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E”, “F” and “G”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange which has the highest trading volume. Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0% on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant, stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0% and 25.0% on each of the two successive anniversaries following the date of grant and stock options granted under ESOS-019 to ESOS-026 vest at the rate of 40.0%, 30.0% and 30.0% on each of the three successive anniversaries. All of the above are subject to standard vesting conditions. In fiscal 2017, 34.4 million equity shares having a face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 68.7 million and the share premium by Rs. 22,546.4 million. As of March 31, 2017, 92,156,300 options convertible to equity shares of Rs. 2.0 each were outstanding.

Other Compensation

All employees, including our Managing Director, Deputy Managing Director, Executive Director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level or above, including our Managing Director. Our gratuity fund, required under Indian law to be paid to an employee following the completion of a minimum of five years of continuous service, is a defined benefit plan which, upon the retirement, termination of employment or death while in employment of such employee, pays a lump sum equal to 15 days’ basic salary for each completed year of service. The superannuation fund is a retirement plan under which we contribute annually 13.0% (15.0% for the Managing Director, Deputy Managing Director and an Executive Director) of the eligible employee’s annual salary to the administrator of the fund. In the case of the provident fund, as required by Indian law, each of the employer and the employee contribute monthly at a determined rate of 12.0% of the employee’s basic salary. Of this 12.0%, the Bank contributes a specified amount (8.33% of the lower of Rs. 15,000 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund set up by the Bank and administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2017. Based on this evaluation, our Principal Executive Officer, Mr. Aditya Puri, and our Principal Financial Officer, Mr. Sashidhar Jagdishan, have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2017. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2017. Our independent registered public accounting firm, KPMG, has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2017.

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

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicates the fees pertaining to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2016		March 31, 2017		Description of Services
	(in millions)
Audit services	Rs.	45.3	Rs.	41.9	Audit of financial statements
Audit-related services		—		0.6	Limited review
Tax services		—		—
Other services		2.1		6.9	Certification/other services
Total	Rs.	47.4	Rs.	49.4

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

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Companies Act and our equity shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of the Securities and Exchange Board of India (“SEBI”) and the requirements of the listing agreements entered into with the Indian stock exchanges (“Listing Agreement”). We also have American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”).

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

Listed companies in India are not required to constitute a separate corporate governance committee. The Companies Act, 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”) prescribe the corporate governance requirements which include, inter alia , obligations regarding the appointment of internal auditors, the constitution of the board of directors as per the prescribed composition and the constitution of audit committee and nomination and remuneration committee.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	The nomination and remuneration committee must have the terms of reference specified in the SEBI Listing Regulations and the Companies Act, 2013 such as formulating criteria to determine the qualifications, positive attributes and independence of directors, formulating criteria evaluate the performance of directors, recommending remuneration policy for directors and devising a board diversity policy.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [NYSE Listed Company Manual Section 303A.05]	A listed company is permitted to have a combined nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least 50% must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]	The terms of reference and the role of the nomination and remuneration committee have been specified under the Companies Act, 2013 and SEBI Listing Regulations and must include, inter alia , formulating the policy relating to the remuneration of directors, key managerial personnel and other employees, formulating criteria to determine the qualifications, positive attributes and independence of directors and formulating criteria to evaluate the performance of directors.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members. All the members of the audit committee must satisfy the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Sections 303A.06 and 303A.07]	A listed company must have a qualified and independent audit committee. The audit committee should have minimum of three directors as members and two-thirds of such members should be independent directors. All members of the audit committee should be financially literate and at least one member must have accounting or related financial management expertise.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07]	The terms of reference and the role of the audit committee of a listed company have been specified in the SEBI Listing Regulations and the Companies Act, 2013 and include, inter alia, oversight of the listed company’s financial reporting process and disclosure of its financial information to ensure that such information is correct, sufficient and credible, the recommendation for appointment and remuneration of the auditors of the listed company, and the review of the auditor’s independence and performance.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]	A listed company must appoint an internal auditor to conduct an internal audit. The auditor must review the accounts of the company and submit a report along with financial statements of the company placed before the company in a general meeting. It is the role of the audit committee to review the adequacy of the company’s internal audit function and all internal audit reports relating to internal control weaknesses of the company. The audit committee should also evaluate the internal financial controls and risk management systems of the company.

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

Sections 172 to 187 of the Articles set forth certain rights and restrictions relating to dividend distributions. One of these restrictions is that dividends may be approved only at a general meeting of shareholders, but in no event in an amount greater than the amount recommended by the Board of Directors.

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2017 by:

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

We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2017, HDFC Limited, together with its subsidiaries, held an aggregate of 21.20% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC group	543,216,100	21.20%
Directors and relatives	6,569,864	0.26%

The ADSs are represented by underlying equity shares. As on March 31, 2017, Indian equity shares numbering 461,557,764 are held in the form of ADSs and constitute 18.01% of the Bank’s capital. In our books only, the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

Housing Development Finance Corporation Limited (“HDFC Limited”)

Home Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. We also have an option but not an obligation to purchase up to 70% of the fully disbursed home loans sourced under this arrangement. During fiscal 2017, we purchased home loans aggregating Rs. 131,456.5 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 2,074.5 million from HDFC Limited in fiscal 2017 as fees for selling these loans and other services rendered. We paid Rs. 3,405.7 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 231.6 million was receivable from HDFC Limited as of March 31, 2017. An amount of Rs. 336.7 million was payable to HDFC Limited as of March 31, 2017.

Property

We have facilities located on properties owned or leased by HDFC Limited. In fiscal 2017, we paid an aggregate of Rs. 25.3 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2017, HDFC Limited held a deposit of Rs. 1.5 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2017 were Rs. 6,657.7 million and Rs.273.3 million, respectively. We have issued guarantee of Rs. 1.2 million on behalf of HDFC Limited. During fiscal 2017, we subscribed to debt securities of Rs. 23,200.0 million issued by HDFC Limited. During fiscal 2017, we have also purchased other loans aggregating Rs. 7,000 million.

As proposed in the previous fiscal year, we paid a dividend of Rs. 3,735.5 million to HDFC Limited during fiscal 2017.

HDFC Standard Life Insurance Company Limited (“HDFC Standard Life”)

In fiscal 2017, we paid HDFC Standard Life Rs. 1,064.7 million as our contribution towards superannuation, gratuity and term insurance. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 7,990.6 million for the sale of insurance policies and other services. As of March 31, 2017, Rs. 1,893.6 million was receivable from HDFC Standard Life. As of March 31, 2017, HDFC Standard Life had invested Rs. 900.0 million in the Bank’s tier II bonds. During fiscal 2017, we sold to HDFC Standard Life, debt securities of Rs. 3,502.0 million. As proposed in the previous fiscal year, we paid a dividend of Rs. 210.1 million to HDFC Standard Life during fiscal 2017.

HDFC Asset Management Company Limited (“HDFC AMC”)

During fiscal 2017, we earned Rs. 578.6 million fees from HDFC AMC for the distribution of units of mutual funds and other services rendered. As of March 31, 2017, fees of Rs. 150.8 million were receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)

We paid Rs. 517.6 million to HDFC Ergo towards insurance premiums in fiscal 2017. During fiscal 2017, we received Rs. 1,739.0 million for the sale of insurance policies and other services rendered. As of March 31, 2017, an amount of Rs. 156.1 million was receivable from HDFC Ergo. As of March 31, 2017, HDFC Ergo had invested Rs. 300.0 million in the Bank’s tier II bonds. We have given a guarantee of Rs. 12.4 million on behalf of HDFC Ergo.

GRUH Finance Limited (“GRUH Finance”)

During fiscal 2017, we earned Rs.7.0 million fees from GRUH Finance for rendering cash management and other services. During fiscal 2017, we subscribed to debt securities of Rs. 48,248.2 million issued by GRUH Finance. As of March 31, 2017, our investments in debt securities of GRUH Finance amounted to Rs. 16,900.0 million.

Credila Financial Services Private Limited (“Credila”)

During fiscal 2017, we earned Rs. 35.0 million fees from Credila for sourcing education loans. During fiscal 2017, we subscribed to debt securities of Rs. 4,914.9 million issued by Credila. As of March 31, 2017, our investments in debt securities of Credila amounted to Rs. 5,933.2 million. As of March 31, 2017, Rs. 11.0 million was receivable from Credila.

Salisbury Investments Private Limited (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2017, we paid rent of Rs. 6.6 million for the residential accommodation of our managing director to Salisbury Investments in which the relatives of the managing director hold a stake.

International Asset Reconstruction Company Limited (“IARCL”)

IARCL was an associate of CBoP due to CBoP’s investment in IARCL, which we took over upon acquiring CBoP in 2008. As of March 31, 2017, the book value of our investment in the equity of IARCL was Rs. 311.7 million.

HDFC Realty Limited (“HDFC Realty”)

In fiscal 2017, we earned Rs.6.1 million as fees from HDFC Realty for referring our clients seeking advisory services relating to real estate. As of March 31, 2017, Rs. 2.2 million was receivable from HDFC Realty.

Key Management Personnel and Their Relatives

In fiscal 2017, we paid a total remuneration of Rs. 207.9 million to Mr. Aditya Puri, our managing director, Mr. Paresh Sukthankar, our deputy managing director and Mr. Kaizad Bharucha, our executive director. In the same fiscal year, we paid Rs.3.9 million and Rs.3.7 million to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha, respectively, as rent for their residential accommodation. As of March 31, 2017, the outstanding balances of the security deposits we had given to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha were Rs.17.5 million and Rs.7.6 million, respectively. As of March 31, 2017, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Kaizad Bharucha were Rs. 29.8 million and Rs. 4.2 million, respectively. As proposed in the previous fiscal year, during fiscal 2017, we paid a total dividend of Rs.44.9 million to Mr. Aditya Puri, Mr. Paresh Sukthankar and Mr. Kaizad Bharucha.

HDFC Pension Management Company Limited (“HDFC PMC”)

We have given a guarantee of Rs. 1.0 million on behalf of HDFC PMC.

HDFC Investments Limited (“HDFC Investments”)

As proposed in the previous fiscal year, we paid a dividend of Rs. 1,425.0 million to HDFC Investments during fiscal 2017.

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

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable and, in particular, the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be modified or amended by future amendments to the Income Tax Act.

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

Conversion of ADSs into Equity Shares

The receipt of equity shares by a non-resident upon conversion of ADSs should not constitute a taxable event for Indian income tax purposes as per the provisions of section 47(xa) of the Indian Income Tax Act.

Sale of Equity Shares Received Upon Conversion of ADSs

Gains arising on account of transfer of a long-term capital asset being an equity shares listed on a recognized stock exchange shall be exempt from tax if such transfer has been subjected to securities transaction tax (“STT”). For the purpose of computing the period of holding of such equity share, provisions of Explanation 1(i)(f) to section 2(42A) provides that the period of holding of the ADSs shall also be considered. Thus, if the total period of holding (ADSs and Equity shares) of a non-resident holder who sells such converted equity shares exceeds the period of 12 months and conditions of section 10(38) is satisfied, such gains would be exempt from tax. If, on the other hand, a non-resident sells equity shares received upon conversion of ADSs and the total period of holding is below 12 months from the date of conversion, and the sale is through a recognized stock exchange and pays STT in respect of such sale, then the gains realized are considered short-term capital gains. Such gains are taxable at the rate of 15%, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act.

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

The provision of the Double Taxation Avoidance Agreement (the “DTAA”) entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. The India-U.S. income tax treaty does not limit India’s ability to tax capital gains.

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

Material United States Federal Income Tax Consequences

The following summary describes the material United States federal income tax consequences relating to an investment in our ADSs or equity shares as of the date hereof. This summary is based on the Internal Revenue Code, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to investors who own ADSs or equity shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code, and does not address the tax consequences that may be relevant to investors in special tax situations, including for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark-to-market;

•	banks or certain other financial institutions;

•	United States investors whose functional currency is not the United States dollar;

•	certain former citizens or residents of the United States subject to Section 877 of the Internal Revenue Code;

•	investors that hold our ADSs or equity shares as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly or constructively 10.0% or more of our total combined voting stock.

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

This discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”) for United States federal income tax purposes, as described below.

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

Pursuant to the Treasury Regulations applicable to foreign currency transactions, accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other taxable disposition of ADSs or equity shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the Internal Revenue Service (the “IRS”). Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers for this purpose may have foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such foreign currency gain or loss will generally be treated as ordinary income or loss that is sourced from within the United States, in addition to the gain or loss, if any, recognized on the sale, exchange or other taxable disposition of ADSs or equity shares.

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

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.

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

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act, 1949 (the “Banking Regulation Act”). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 2013, Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.

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

Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision, under the chairmanship of its Governor, with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and non-banking finance companies (“NBFCs”). This Board oversees the functioning of the Department of Banking Supervision, Department of Non-Banking Supervision and Financial Institutions Division of the RBI and gives directions relating to regulatory and supervisory issues. The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest.

Entry of new banks in the private sector

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: (i) promoters eligible to apply for banking licenses; (ii) corporate structure; (iii) minimum voting equity capital requirements for new banks; (iv) regulatory framework; (v) foreign shareholding cap; (vi) corporate governance; (vii) prudential norms; (viii) exposure norms; and (ix) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly-owned non-operative financial holding company (“NOFHC”), subject to compliance with certain specified criteria. Such a NOFHC is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, two banks, namely IDFC Bank and Bandhan Bank, commenced banking operations in fiscal 2016.

In November 2014, RBI released guidelines on licensing of payments banks and small finance banks in the private sector. The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labour workforce, low income households, small businesses, other unorganised sector entities and other users. Payments banks are allowed to accept deposits of up to Rs. 100,000. However, they are not allowed to undertake lending activities or issue credit cards. The foreign shareholding in payments banks would be as per the Foreign Direct Investment (“FDI”) policy for private sector banks, as amended from time to time. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payments banks. In September 2015, the RBI also granted “in-principle” approval to ten applicants to setup small finance banks. All ten applicants have received their final license. Some of these small finance banks have commenced their operations in fiscal 2017.

In August 2016, the RBI released the guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking licence) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

In May 2016, the RBI also issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)	In the case of individuals and non-financial entities (other than promoters / promoter group), 10% of the paid up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter / promoter group shareholding shall be as prescribed under the February 2013 guidelines i.e. 15%.

(ii)	In the case of entities from the financial sector, other than regulated or diversified or listed, 15% of the paid-up capital.

(iii)	In the case of “regulated, well diversified, listed entities from the financial sector” shareholding by supranational institutions, public sector undertaking or government, up to 40% of the paid-up capital is permitted for both promoters / promoter group and non-promoters.

Financial Holding Company Structure in India

The RBI constituted a Working Group in June 2010 to examine the feasibility of introducing a Financial Holding Company (“FHC”) Structure in India under the chairpersonship of the Deputy Governor. In May 2011, the Working Group submitted its report to recommend a roadmap for the introduction of a holding company structure in the Indian financial sector together with the required regulatory, supervisory and legislative framework. The report served as a guiding document for the introduction of an alternate organizational structure for banks and financial conglomerates in India. Key recommendations of the Working Group were as follows: (i) FHC structure; (ii) regulatory framework; (iii) statutory and taxation related changes; (iv) caps on expansion in non-banking business; (v) capital raising; and (vi) transitioning to the FHC structure.

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

On April 7, 2014, the RBI introduced a new category of NBFCs called NOFHCs and, accordingly, amended the Non-Banking Financial (Non-Deposit Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions define a NOFHC as a non-deposit taking NBFC which holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.

Under the Guidelines for “on tap” Licensing of Universal Banks in the Private Sector, the RBI has made the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

Regulations Relating to the Opening of Branches

Section 23 of the Banking Regulation Act provides that banks must obtain the prior permission of the RBI to open new branches. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issues instructions and guidelines to banks on branch authorization from time to time. Centers are categorized as Tier 1 to Tier 6 based on population (as per the 2011 census) and classified in the following manner:

•	Tier 1—100,000 and above;

•	Tier 2—50,000 to 99,999;

•	Tier 3—20,000 to 49,999;

•	Tier 4—10,000 to 19,999;

•	Tier 5—5,000 to 9,999; and

•	Tier 6—Less than 5,000.

The RBI, with effect from September 19, 2013, granted general permission to domestic scheduled commercial banks like us to open branches in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions such as (i) at least 25% of the total number of branches opened during the fiscal year must be opened in unbanked rural (Tier 5 and Tier 6) centers, which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions; and (ii) the total number of branches opened in Tier 1 centers during a fiscal cannot exceed the total number of branches opened in Tier 2 to Tier 6 centers and all centers in the north eastern states of India and the state of Sikkim. The RBI also permitted banks to open branches in Tier 1 centers over and above the number permitted in accordance with the paragraph above, as an incentive for opening more branches in underbanked districts of underbanked States, subject to specified conditions.

The RBI also permitted scheduled commercial banks to install off-site/mobile ATMs at centers/places identified by them, without the need to get permission from the RBI in each case. This, however, is subject to certain conditions, including for closure/shifting of any such off-site/mobile ATMs, wherever the RBI considers it necessary. Banks need to report full details of the off-site ATMs installed by them in terms of the above general permission as a part of the periodic reports submitted to the RBI.

In May 2017, the RBI has further liberalized the branch authorization policy. Some of the key changes made pursuant to the revised guidelines are as follows:

•	The concept of “branch” has been replaced by “banking outlets”. A banking outlet for a domestic scheduled commercial bank has been defined as a fixed point service delivery unit, manned by either bank’s staff or its business correspondent where services of acceptance of deposits, encashment of cheques/ cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week.

•	At least 25% of the total number of “Banking Outlets” opened during a financial year must be opened in unbanked rural centers (Tier 5 and Tier 6). The definition of unbanked rural centers has been modified to mean a rural (Tier 5 and 6) center that does not have a CBS enabled banking outlet of a scheduled commercial bank.

•	The restriction on the number of branches that may be opened in Tier 1 centers has been removed.

Capital Adequacy Requirements

The RBI issued guidelines for the implementation of the New Capital Adequacy Framework (“Basel II”). In order to maintain consistency and harmony with international standards, foreign banks in India and Indian banks having operational presence outside India were advised to adopt the Standardized Approach for Credit Risk and Basic Indicator Approach for Operational Risk with effect from March 31, 2008, while other commercial banks were advised to adopt these approaches with effect from March 31, 2009.

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

In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013. The RBI has also issued master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) graded enhancement of the total capital requirement; (iv) introduction of capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-CET-I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity.

Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I (“AT-I”) and Tier II capital. Tier I capital, comprised of, among others, CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of paid-up equity capital and reserves consisting of any statutory reserves, free reserves and capital reserves. By its circular dated March 2016, the RBI has allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25%, subject to certain conditions. Further, the RBI has permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognised in the CET-I capital up to 10% of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.

AT-I capital is comprised of, among others, perpetual non-cumulative preference shares and debt capital instruments eligible for inclusion as AT-I capital. Regulatory adjustments/deductions such as equity investments in financial subsidiaries (in accordance with the directions of the RBI), intangible assets, deferred tax assets (in the manner and to the extent, specified by the RBI), gaps in provisioning and losses in the current period and those brought forward from the previous period are required to be deducted from CET-I capital in a phased manner and fully deducted therefrom by March 31, 2017.

Tier II capital consists of revaluation reserves at a discount of 55.0%, general provisions and loss reserves (allowed up to a maximum of 1.25% of the total credit risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares / redeemable cumulative preference shares and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum 5 years and should not contain clauses that permit step-ups or other incentives to redeem). In its circular dated March 1, 2016, the RBI has stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as CET-I capital. As of January 1, 2013, capital instruments which are not Basel III compliant (such as capital debt instruments with step-ups) are being phased-out in a gradual manner (at a rate of 10% per year).

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

The RBI has prescribed a matrix of risk weights varying from 35% to 75% (since revised to a maximum of 50% effective June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value ratios. Consumer credit and advances that are included in our capital market exposure carry a risk weight of 125.0% or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150.0%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The Basel Committee on Banking Supervision (“BCBS”) has set this percentage at 15% which has been followed by the RBI.

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

Domestic Systemically Important Banks

In July 2014, the RBI released a framework for dealing with domestic systemically important banks (“D-SIBs”). The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs every year in August. Banks identified as systemically important based on their size, inter-connectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional CET-I capital ranging from 0.2% to 0.8% of risk-weighted assets (“RWAs”). D-SIBs may implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank is not classified as a domestic systemically important bank by RBI.

Countercyclical Capital Buffer

In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0 to 2.5% of total risk weighted assets of the banks, (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period, and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. In its first bi-monthly monetary policy statement for fiscal 2017, the RBI stated that, following the review and empirical testing of CCCB indicators, it was not necessary to activate the CCCB regime at that point in time. There has been no additional guidance as to when the RBI expects to announce the implementation of the CCCB regime.

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

In May 2013, the RBI issued additional guidelines in relation to restructured assets wherein such regulatory forbearance regarding asset classification on restructured accounts will be withdrawn for all restructurings with effect from April 1, 2015, with the exception of provisions related to changes in “Date of Commencement of Commercial Operations” (“DCCO”) in respect of infrastructure as well as non-infrastructure project loans. This implies that a standard account would immediately be classified as a sub-standard account upon restructuring. These guidelines are also applicable to non-performing assets, which upon restructuring would continue to have the same asset classification as prior to the restructuring and may be classified into lower categories in accordance with applicable asset classification norms based on the pre-restructuring repayment schedule. However, the standard asset classification may be retained, subject to specified conditions, in respect of certain loans granted for infrastructure projects given the importance of the infrastructure sector in national growth and development and the uncertainty involved in obtaining approvals from various authorities.

Distressed assets in Indian Economy

In February 2014, the RBI introduced a framework for Revitalizing Distressed Assets in the Economy, which outlines a corrective action plan to incentivize early identification of problem prone customers, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. These guidelines are applicable to all scheduled commercial banks, term-lending institutions and refinancing institutions (herein after “lenders”) and require these institutions to identify standard accounts showing signs of stress. Such accounts are to be categorized into different levels of Special Mention Accounts (“SMA”) based on the overdue vintage and signs of incipient stress. In February 2014, the RBI set up a Central Repository of Information on Large Credits (“CRILC”) to collect, store and disseminate credit related information to lenders. Lenders are required to report credit information, including the classification of an account as an SMA to the CRILC in relation to borrowers having aggregate fund-based and non-fund-based exposure of Rs.50 million and above. Failure to report the SMA status of accounts to CRILC could lead to supervisory actions by the RBI, such as accelerated provisioning on NPAs. In relation to accounts with a specified SMA category, where lenders collectively have an exposure to that borrower in excess of specified amounts, banks are required to form a Joint Lenders’ Forum (“JLF”) in order to explore various options to resolve the stress in the account and set right the irregularities/weaknesses in the account. The JLF may also decide the recovery process from among the various legal options available, subject to the consent of such majority of the lenders as required under the applicable laws.

Accelerated provisioning requirements are also applicable as a penalty for certain actions or inactions, including the following:

•	banks that fail to report SMA status of the accounts to CRILC or resort to methods with the intent to conceal the actual status of the accounts or evergreen the account; lenders who have agreed to the restructuring decision under the corrective action plan (“CAP”) by the JLF and who are signatories to the intercreditor agreement and the debtor creditor agreement, but change their stance later on or delay or refuse to implement the package; and lenders who fail to convene the JLF or fail to agree upon a common CAP within the stipulated time frame.

In its circular dated September 24, 2015, the RBI directed that the CAP decided by the JLF will be placed before an Empowered Group (“EG”) of lenders, which will be tasked to approve the rectification/restructuring packages under CAPs. The JLF-EG shall have the following composition:

•	a representative from each of State Bank of India (“SBI”) and ICICI Bank as standing members;

•	a representative from each of the top three lenders to the borrower. However, if either SBI or ICICI Bank is or both are among the top three lenders to the borrower, then a representative from the fourth largest lender or a representative from each of the fourth and the fifth largest lenders, as the case may be; and

•	a representative from each of the two largest banks in terms of advances and which do not have any exposure to the borrower.

The RBI further stated that participation in the JLF-EG shall not be less than the rank of an executive director in a public sector bank or equivalent.

On May 5, 2017, the RBI by its circular has clarified that the CAP can also include resolution by way of Flexible Structuring of Project Loans, Change in Ownership under Strategic Debt Restructuring, Scheme for Sustainable Structuring of Stressed Assets (“S4A”), etc. The RBI also stated that the decisions agreed upon by a minimum of 60% of creditors by value and 50% of creditors by number in the JLF would be considered as the basis for deciding the CAP, and will be binding on all lenders, subject to the exit (by substitution) option provided under the RBI guidelines.

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

Strategic Debt Restructuring mechanism

In June 2015, the RBI introduced the Strategic Debt Restructuring (“SDR”) mechanism. The SDR allows the banks to initiate a change of ownership for accounts which fail to achieve the projected viability milestones as per the restructuring package. The banks, at their discretion, can undertake a SDR of the borrowers by converting loan dues to equity shares, subject to certain conditions. The banks can classify the account under SDR as “standard”, without extra provisions or writedowns, for 18 months, within which the banks are required to find a buyer for their equity stake. If banks fail to find a buyer or a promoter within 18 months, all regulatory relaxations provided to the banks cease to exist.

Sustainable Structuring of Stressed Assets

In June 2016, the RBI introduced a scheme for sustainable structuring of stressed assets (“S4A”). This scheme provides an optional framework for the resolution of large borrowal accounts. The scheme requires the lenders to categorize the dues into Part A (debt that can be serviced from existing operations) and Part B (the difference between aggregate current outstanding debt and Part A). While the lenders are not allowed to give any extension of repayment for debt under Part A, the debt categorized as Part B can be converted into equity shares or redeemable cumulative optionally convertible preference shares, subject to certain conditions prescribed by the RBI. The scheme also provides that the resolution plan will be prepared by credible professional agencies engaged by the lenders and an overseeing committee, set up by the Indian Banks Association in consultation with the RBI, will independently review the processes involved in preparing the resolution plan.

The Government of India has recently promulgated the Banking Regulation (Amendment) Ordinances, 2017 (the “Ordinance”). The Ordinance inserts two new sections in the Banking Regulation Act, 1949. The sections enable the Government to authorize the RBI to direct banking companies to resolve specific stressed assets by initiating an insolvency resolution process, where required. The RBI has also been empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for stressed asset resolution.

On May 22, 2017, the RBI issued a press release outlining the action plan for implementing the Ordinance. Among other things, the RBI has stated that the overseeing committee will be reconstituted and its scope will be expanded to include cases other than S4A. The RBI will determine cases to be referred under the Insolvency and Bankruptcy Code and the RBI will re-examine the guidelines applicable to the stressed assets. Further, on June 13, 2017, the RBI announced that an Internal Advisory Committee (the “IAC”) has been constituted to focus on large stressed accounts, and that the IAC has recommended 12 accounts totaling to approximately 25% of the current gross NPAs of the banking system for immediate reference under Insolvency and Bankruptcy Code.

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

In February 2014, the RBI directed banks to form a JLF if the aggregate exposure of both fund-based and non-fund based facilities taken together of lenders in an account is Rs. 1,000 million and above and the account is reported by any of the lenders to CRILC as special mention account-2 (“SMA-2”). If the lenders fail to convene the JLF or fail to agree upon a common CAP within the stipulated time frame, the account will be subjected to accelerated provisioning of 5% if the account is classified as a standard asset in the accounts of the lenders. In October 2014, the RBI decided that accelerated provisioning will be applicable only to the lead bank having responsibility to convene the JLF and not to all the lenders in the consortium or multiple banking arrangements. In case the lead bank fails to convene the JLF, the bank with the second largest aggregate exposure shall convene the JLF.

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

By its circular dated April 18, 2017, the RBI has advised banks to make provisions at higher rates in respect of standard advances to stressed sectors of the economy, and requires bank to (i) put in place a Board-approved policy for making provisions for standard assets at rates higher than the regulatory minimum based on evaluation of risk and stress in various sectors; (ii) review the policy on a quarterly basis; and (iii) review the telecom sector by June 30, 2017, and consider making provisions for standard assets in this sector at higher rates.

Sub-Standard Assets

A general provision of 15.0% on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India guarantee cover and securities available. The unsecured exposures which are identified as sub-standard are subject to an additional provision of 10.0%, i.e. a total of 25.0% on the outstanding balance. However, unsecured loans classified as sub-standard in relation to infrastructure lending, where certain safeguards such as escrow accounts are available, are subject to an additional provision of only 5.0% (i.e. a total of 20.0% on the outstanding balance).

Unsecured exposure is defined as an exposure where the realizable value of security, as assessed by the bank, approved valuers or the RBI’s inspecting officers, is not more than 10.0%, ab initio, of the outstanding exposure. Exposure includes all funded and non-funded exposures (including underwriting and similar commitments). Security means tangible security properly discharged to the bank and will not include intangible securities such as guarantees and comfort letters.

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

Guidelines on Sale and Purchase of Non-Performing Assets (“NPAs”) among Banks, Financial Institutions and Non-banking Financial Institutions

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

In December 2015, the RBI issued revised guidelines on computing interest rates on advances based on the marginal cost of funds. The revised guidelines were issued with a view to improving the transmission of policy rates into bank lending rates, improving transparency in the methodology followed by banks for determining interest rates on advances, and ensuring the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The guidelines came into effect from April 1, 2016. Pursuant to the revised guidelines, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 will be priced with reference to the Marginal Cost of Funds based Lending Rate (“MCLR”). Actual lending rates will be determined by adding the components of spread to the MCLR. Banks will review and publish their MCLR of different maturities every month on a pre-announced date. The guidelines provide that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over 3 years and loans linked to a market determined external benchmark, are exempt from provisions of MCLR. The existing borrowers will have the option to move to MCLR-linked loan at mutually acceptable terms.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector are set forth in the RBI Master Directions on Priority Sector Lending—Targets and Classification as updated from time to time. The priority sector is broadly comprised of agriculture, micro, small and medium enterprises (“MSMEs”), education, housing, export credit, social infrastructure, renewable energy, and others subject to certain limits. The guidelines take into account the revised definition of MSMEs as per the Micro, Small and Medium Enterprises Development Act, 2006.

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks are required to achieve total priority sector lending equivalent to 40.0% of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher. Advances to weaker sections are required to be 10.0% of ANBC or CEOBE, whichever is higher. Within the 18.0% target for agriculture, a target of 8.0% of ANBC or CEOBE, whichever is higher, is prescribed for small and marginal farmers. Banks have also been directed to ensure that their overall direct lending to non-corporate farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year, the current percentage being 11.70%). The RBI further reiterated that the banks should continue to undertake all efforts to reach the level of 13.5% of direct lending to the beneficiaries who earlier constituted the direct agriculture sector. The target for micro enterprises is set at 7.5% for fiscal 2017.

Loans to individuals up to Rs. 2.8 million in metropolitan centres (with population of 1 million and above) and loans up to Rs. 2.0 million in other centers for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan center and at other centers does not exceed Rs. 3.5 million and Rs. 2.5 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 1.0 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of priority sector are eligible for classification under the priority sector only if certain criteria are fulfilled.

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

Banks are required to ensure compliance with priority sector lending targets on a quarterly basis. Domestic scheduled commercial banks having a shortfall in lending to priority sector targets are allocated amounts for contribution to the Rural Infrastructure Development Fund established with the National Bank for Agriculture and Rural Development or funds with other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contributions to these schemes and periods of deposits, among other things, are fixed by the RBI from time to time. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by the RBI when granting regulatory clearances and approvals for various purposes. While computing priority sector achievement, a simple average of all quarters will be arrived at and considered for computation of overall shortfall/ excess at the end of the year.

Foreign banks having 20 or more branches in India will be brought on par with domestic banks for priority sector targets in a phased manner over a maximum period of five years commencing on April 1, 2013 and will have a priority sector lending target of 40.0% of ANBC. Further, foreign banks with less than 20 branches are directed to achieve a total priority sector lending target of 40.0% of ANBC or CEOBE, whichever is higher, on par with other banks by fiscal 2018.

In order to enable banks to achieve the priority sector lending target and sub-targets, the RBI, in its circular dated April 7, 2016, has introduced the Priority Sector Lending Certificates (“PSLC”) Scheme. The scheme permits banks to purchase PSLCs in the event of a shortfall from those banks that have achieved a surplus in their priority sector lending targets. There are four kinds of PSLCs:

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

Lending to Infrastructure Sector and Affordable Housing Sector

In order to allow banks to provide long-term funds for project loans to the infrastructure sector and the affordable housing sector, the RBI, in July 2014, issued guidelines for the issuance of long-term bonds by banks for financing infrastructure sector loans and lending to the affordable housing sector. Under these guidelines, banks are permitted to issue long-term fully-paid, redeemable and unsecured bonds with a minimum maturity of seven years to enable lending to long-term projects in certain specified infrastructure sub-sectors and the affordable housing sector as prescribed in the guidelines. To encourage lending to these sectors, these long-term bonds are not subject to cash reserve ratio (“CRR”) or statutory liquidity ratio (“SLR”) requirements. These bonds are also not included in the computation of ANBC for the purposes of priority sector lending targets subject to the guidelines. However, any infrastructure or affordable housing loans acquired from other banks and financial institutions (such as those that could be involved in a business combination with the Bank) will require the prior approval of the RBI to avail these regulatory incentives.

In July 2014, the RBI also issued clarifications and guidelines to provide for flexible structuring and refinancing of long-term project loans to infrastructure and core industries sectors.

In November 2016, the RBI permitted banks to apply flexible structuring to new project loans in all sectors and existing loans in which aggregate exposure of all institutional lenders exceeds Rs. 250 cr, in all sectors, subject to certain terms and conditions.

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

In August 2016, the RBI has issued a circular imposing certain restrictions on lending by banks to large borrowers. The circular aims to mitigate the risk posed to the banking system by large loans to single corporate borrowers, and also encourage large corporates with borrowings from the banking system above a cut-off level to tap the market for their working capital and term loan needs. As per the circular, which is effective April 1, 2017 banks are required to keep exposures to specified borrowers within a normally permitted lending limit (“NPLL”) specified in the circular from the fiscal succeeding that in which the borrower is identified as a specified borrower. For incremental exposures in excess of the NPLL, banks are required to maintain an additional provision of 3% on such excess. Additional risk weight of 75 percent over and above the applicable risk weight for the exposure to the specified borrower is also required to be maintained by the bank in case of any incremental exposure. The guidelines define “specified borrowers” as having an aggregate fund based credit limit (as described in the circular) of over Rs. 250 billion at any time during fiscal 2018; Rs. 150 billion at any time during fiscal 2019 and Rs. 100 billion at any time from April 1, 2019 onwards.

Large Exposures Framework

In December 2016, the RBI issued the Large Exposures Framework, which aims to align the exposure norms for Indian Banks with BCBS standards. The guidelines are required to be fully implemented by March 31, 2019. The framework defines “large exposures” and governs banks’ exposures to counterparties. The framework prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base. Tier 1 capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI is required to be considered as eligible capital base for this purpose.

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

Limits on intra group transactions and exposures

In February 2014, the RBI issued guidelines on the management of intra-group transactions and exposures which have been in effect since October 1, 2014. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (“ITEs”) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Effective October 2014, a bank’s exposure to a non-financial or unregulated financial services entity in its group will be capped at 5% of its paid-in capital and reserves and its exposure to a regulated financial services company in its group will be capped at 10% of its paid-in capital and reserves. In the event a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, that bank was required to bring the exposure within the limits by no later than March 31, 2016. Any exposure beyond the permissible limits subsequent to March 31, 2016 is deducted from CET- 1 capital of the bank.

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

Valuation of Investments

The RBI has issued guidelines for the categorization and valuation of banks’ investments. The salient features of the guidelines are given below.

•	Banks are required to classify their entire portfolio of approved securities under three categories: “held for trading,” “available for sale” and “held to maturity.” Banks must decide the category of investment at the time of acquisition.

•	Held to maturity (“HTM”) investments compulsorily include (i) recapitalization bonds received from the Government, (ii) investments in subsidiaries and joint ventures, and (iii) investment in the long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of these bonds must be of seven years at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0% of total investments. Banks are permitted to exceed the limit of 25.0% of investments for the held to maturity category provided the excess is comprised only of investments eligible for statutory liquidity ratio and the aggregate of such investments in the held to maturity category does not exceed a specified percentage of the prescribed demand and time liabilities.

•	Profit on the sale of investments in the HTM category is appropriated to the capital reserve account after being recognized in the profit and loss account. Loss on any sale is recognized in the profit and loss account.

•	Investments under the held for trading category must be sold within 90 days.

•	Available for sale and held for trading securities are required to be valued at market or fair value at prescribed intervals. The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the RBI price list or prices declared by the Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available for sale and held for trading securities.

•	Profit or loss on the sale of investments in both the held for trading and available for sale categories is recorded in the income statement.

•	Shifting of investments from or to held to maturity is generally not allowed. However, it is permitted only under exceptional circumstances with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done, subject to depreciation, if any, applicable on the date of transfer, with the approval of the board of directors, the asset liability management committee or the investment committee; shifting from held for trading to available for sale is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the board of directors, the asset liability management committee or the investment committee.

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

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, banks are not permitted to pay interest on current account deposits. From April 1, 2010, payment of interest on a savings account deposit is calculated on a daily product basis against the previous practice of interest being payable on the minimum balance held in the account during the period from the tenth day to the last calendar day of the month. With effect from October 25, 2011, the RBI permitted banks to offer varying rates of interest on savings deposits of resident Indians subject to the following conditions:

•	each bank will have to offer a uniform interest rate on savings bank deposits up to Rs. 0.1 million, irrespective of the amount in the account within this limit. While calculating interest on such deposits, banks are required to apply the uniform rate set by them on end-of-day balance up to Rs. 0.1 million; and

•	for any end-of-day savings bank deposits over Rs. 0.1 million a bank may provide differential rates of interest, if it so chooses, by ensuring that it does not discriminate in interest paid on such deposits, between one deposit and another of similar amount, accepted on the same date, at any of its offices.

With effect from December 16, 2011, the RBI also permitted banks the flexibility to offer varying rates of interest on Non-Resident (External) (“NRE”) and Non-Resident (Ordinary) (“NRO”) deposit accounts. However, banks are not permitted to offer rates of interest on NRE or NRO deposit accounts that are higher than those offered on domestic rupee deposit accounts of the same tenor and maturity.

Previously, banks were required to pay interest of 4.0% per annum on domestic savings deposits, rupee-denominated NRE Accounts Scheme and NRO Scheme savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted to pay an additional interest of 1.0% over the interest payable on deposits from the public.

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

FCNR (B) Deposits

The RBI has granted general permission to non-resident Indians and Persons of Indian Origin (“PIOs”) to open Foreign Currency Non-resident (Bank) (“FCNR(B)”) accounts with authorized Indian banks. These FCNR(B) accounts can be funded by (i) interest accruing on the account (ii) interest on investment, (iii) maturity proceeds if such investments were made from the relevant FCNR(B) account, (iv) transferring funds from other NRE/FCNR(B) accounts, or (v) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities, subject to certain terms and conditions.

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

Demonetization measures

On November 8, 2016, the Government of India announced its decision for existing bank notes of Rs. 500 and Rs. 1000 denominations of the then existing series issued by the RBI to no longer be valid. Citizens were to return all such bank notes to banks as they could no longer be used for transactions or exchange purposes with effect from November 9, 2016. New bank notes of denominations of Rs. 500 and Rs. 2000 were introduced to replace the old notes. Limits for the exchange of demonetized notes and withdrawal of new notes were specified which were subsequently lifted.

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

Banks have been advised to ensure that a proper policy framework on Know Your Customer (“KYC”) and Anti-Money Laundering (“AML”) measures duly approved by the board of directors or regulated entities (as specified in the guidelines) or any committee of the board of directors, is formulated and implemented. This framework is required to, inter alia , include procedures/process in relation to (a) customer acceptance policy; (b) customer identification procedures; (c) monitoring of transactions; and (d) risk management.

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

The KYC procedures for opening accounts have been simplified for “small accounts” in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A “small account” is defined as a savings account in a banking company where (i) the aggregate of all credits in a financial year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million.

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

The PML Act and the rules relating thereto require that banking companies, financial institutions and intermediaries (together, Institutions) to maintain a comprehensive record of all their transactions, including the nature and value of each transaction. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, who is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

Banks are advised to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, identification of the transactions carried out in these accounts and suitable reporting to the Director, Financial Intelligence Unit (India) (the “FIU”). Banks are required to report to the FIU:

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

(d)	all cash transactions in which forged or counterfeit currency notes or bank notes have been used and where any forgery of a valuable security or a document has taken place facilitating the transaction; and

(e)	all other suspicious transactions whether or not made in cash and by such other ways as mentioned in the Rules.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its net demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act, 1934 and the Banking Regulation Act during fiscal 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (Amendment) Act, 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on CRR and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

(a)	liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act, 1934;

(b)	credit balances in Asian Clearing Union (US$) Accounts; and

(c)	demand and time liabilities in respect of the banks Offshore Banking Units.

The CRR requirement as of March 31, 2017 was 4.0% of the prescribed net demand and time liabilities of the bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0% of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0% of the requirement to 95.0%. In April 2016, the RBI further reduced this requirement to 90%, with effect from the fortnight beginning April 16, 2016.

In November 2016, the government of India undertook demonetization of high denomination notes of Rs. 500 and Rs. 1000. On November 26, 2016 on a review of the liquidity conditions after the withdrawal of legal tender status of Rs. 500 and Rs.1000 denominations of bank notes, the RBI directed all scheduled commercial banks to maintain an incremental cash reserve ratio (CRR) of 100% on the increase in their net demand and time liabilities (NDTL) between September 16, 2016 and November 11, 2016. This requirement was withdrawn by the RBI effective from fortnight beginning December 10, 2016.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and is currently 20.50%. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

Regulations on Asset Liability Management

Since 1999, the RBI has issued several guidelines relating to asset-liability management (“ALM”) in banks in India. The RBI guidelines cover, inter alia, the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for 1 day, 2-7 days, 8-14 days and 15-28 days set at 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time buckets in order to recognize the cumulative impact on liquidity. In respect of other time periods, the RBI has directed banks to lay down internal standards in respect of liquidity gaps. In order to recognize the cumulative impact on liquidity, banks are also advised to prepare the statement of structural liquidity on a daily basis and also undertake dynamic liquidity management. Banks are required to submit the liquidity statements periodically to RBI, as specified in these guidelines.

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

In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (“LCR”), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the “Basel III: The Liquidity Coverage Ratio” and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets which could be converted into cash to meet its liquidity needs for a 30 calendar day time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100% is being implemented in a phased manner over a period of four years, with a minimum requirement of 60% effective January 1, 2015.

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

Cyber Security Frameworks in Banks

In its circular dated June 2, 2016, the RBI directed banks to formulate a cyber security policy duly approved by their board of directors by September 30, 2016, to combat cyber threats. This policy is required to be distinct from banks’ broader information technology/information security policy .

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

In addition to the above, the master circular on “Basel III Capital Regulations” as amended and updated from time to time, also regulates the distribution of dividends by banks. The circular provides that the dividend distribution can be made by a bank only through the current year’s profit. It also requires the banks to maintain a capital conservation buffer outside the period of stress which can be drawn down if losses are incurred during a stressed period. One of the ways in which the banks can build the capital conservation buffer is by reducing the dividend payments. The circular further provides that perpetual non-cumulative preference shares and perpetual debt instruments issued by a bank for inclusion in the additional Tier I capital of the bank, may have a dividend stopper arrangement to stop dividend payments on common shares in the event the holders of additional Tier I instruments are not paid dividend or coupon. Such dividend stopper arrangement will, however, be subject to the conditions of the Basel III regulations.

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

Further, in this regard, the FIU, in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions. We filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. Pursuant to the directions of the appellate tribunal, the Bank created a fixed deposit of Rs. 2.6 million in favor of FIU. In June 2017, the appellate tribunal, dismissed the penalty levied by the FIU and observed that in accordance with the provisions of the section 13(2)(a) of the PMLA, 2002 a warning was required to be given to the Bank, and that the prescribed matter did not fall within section 13(2)(d) of the PMLA, 2002 (pursuant to which a monetary penalty can be imposed on failure to comply with certain obligations under the PMLA, 2002) as mentioned by the FIU. The appellate tribunal further ordered that the fixed deposit created by the Bank as per the interim order of the appellate tribunal be released forthwith.

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

In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI has imposed a penalty of Rs. 20 million on us notified to us through its letter dated July 19, 2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC/AML guidelines in this respect. We have implemented a comprehensive corrective action plan, to strengthen our internal control mechanisms so as to ensure that such incidents do not recur. See “Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.”

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

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk-taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines became effective from the fiscal year 2012-2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-to-case basis. In June 2015, the RBI issued guidelines for compensation of non-executive directors of private sector banks. The guidelines required the banks to formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive Chairman) in accordance with the Companies Act, 2013. The policy may provide for payment of compensation in the form of profit related commissions (not exceeding Rs. 1.0 million per annum for each director), sitting fees and reimbursement of expenses for participation in the Board and other meetings.

Regulations and Guidelines of the SEBI

The SEBI was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with the SEBI the functions, responsibilities and the code of conduct applicable for each of these activities.

Foreign Ownership Restriction

Aggregate foreign investment from all sources, in a private sector bank is permitted up to 49% of the paid up capital under the automatic route. This limit can be increased up to 74% of the paid up capital with prior approval from the FIPB. Pursuant to a letter dated February 4, 2015, FIPB has approved foreign investment in the Bank up to 74% of its paid up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. See “Risk Factors – Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.” As of March 31, 2017, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 74.25% of the paid-up capital of the Bank. On February 16, 2017, the RBI lifted the restriction on the purchase of the equity shares of the Bank by foreign investors, since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74%. The RBI notified by press release on February 17, 2017 and by separate letter to us dated February 28, 2017 that the foreign shareholding in all forms in the Bank crossed the said limit of 74%. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. We expect the foreign shareholdings to gradually fall within the prescribed limit on exercise of stock options by our employees.

On May 24, 2017, the Government announced its approval to phase out of the FIPB. It is proposed that administrative ministries or departments be allowed to process applications for FDI requiring government approval in consultation with the Department of Industrial Policy and Promotion (“DIPP”), which will also issue the Standard Operating Procedure (“SOP”) for processing of applications and the decision of the Government under the extant FDI policy.

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

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies (Special Provisions) Act, 1985 (the “SICA”), Recovery of Debts Due to Banks and Financial Institutions Act, 1993 (the “DRT Act”) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames have been fixed for speedy disposal of cases and no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The SICA provides for reference of “sick” industrial companies to the Board for Industrial and Financial Reconstruction (the “BIFR”). Under the SICA, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003 (the “SICA Repeal Act”). The Ministry of Finance has notified the SICA Repeal Act, and section 4(b) of the SICA Repeal Act came into force on December 1, 2016. Consequently, the SICA stands repealed and the BIRF and Appellate Authority for Industrial and Financial Reconstruction (“AAIFR”) have been dissolved.

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

Banks, as creditors, will also benefit from the Insolvency and Bankruptcy Code, 2015 (the “Insolvency and Bankruptcy Code”), which came into effect on December 1, 2016. The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amends 11 laws, including the Companies Act, 2013, the SARFAESI Act and the Recovery of Debts Due to Banks and Financial Institutions Act, 1993. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor, or (ii) when the 180-day time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.

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

Regulations governing international branches and representative offices

We have overseas banking branches in Bahrain, Hong Kong and the Dubai International Financial Centre (“DIFC”). We have one representative office each in Dubai-UAE, Abu Dhabi-UAE and Nairobi-Kenya. Our branch in Bahrain is regulated by the Central Bank of Bahrain, and has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing / administering means of payment. Our branch in Hong Kong is a full service branch and is regulated by the Hong Kong Monetary Authority. The branch is permitted to undertake banking business in that jurisdiction with certain restrictions. In August 2014, we opened a branch in the DIFC to provide financial services covering arrangement of credit or deals in investments, advising on financial products or credit and arranging custodian services. The activities cater to the requirements of non-resident Indians and Indian corporates overseas. The branch is regulated by the Dubai Financial Services Authority.

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

In April 2014, the provisions of the Companies Act, 2013 regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M. S. Sahoo Committee, which had drafted a new scheme to regulate ADRs. On October 21, 2014, the Government notified the Depository Receipts Scheme 2014 (“DR Scheme”), which came into force on December 15, 2014. The relevant provisions of the Companies Act, 2013 and the DR Scheme will only apply to depository receipts (including ADSs) issued after April 1, 2014 and the date of the notification of the DR Scheme, respectively.

Two-Way Fungibility of ADSs

The RBI permits the re-conversion of shares of Indian companies into ADSs, subject to the following conditions:

•	the Indian company has issued ADSs;

•	the shares of the Indian company are purchased by a registered stockbroker in India in the name of the depository, on behalf of the non-resident investor who wishes to convert such shares into ADSs;

•	shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian of the ADSs of the Indian company and are deposited with the custodian;

•	the number of shares so purchased does not exceed the ADSs converted into underlying shares, and are in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and

•	the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued in relation thereto from time to time.

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

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The Government of India regulates ownership of Indian companies by non-residents. Foreign investment in Indian securities is generally regulated by the Consolidated Policy on Foreign Direct Investment issued by the Government of India and the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”). The Foreign Exchange Management Act, when read together with the regulations issued in relation thereto by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

The Foreign Exchange Management Act has eased restrictions on current account transactions by non-residents. However, the RBI continues to exercise control over capital account transactions (i.e. those that alter the assets or liabilities, including contingent liabilities, of persons). The RBI has issued regulations under the Foreign Exchange Management Act to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. Amendments to the Foreign Exchange Management Act have been issued (the “FEMA Amendments”) as a part of the Finance Act, 2015, which restrict the role of the RBI to regulating capital account transactions relating to debt only. As a result of the amendments, the purchase and issuance of shares of Indian companies will be regulated by the Government of India. The effective date of the FEMA Amendments has not yet been notified. As a result, the Government of India will also have to issue appropriate rules and regulations that will replace the regulations issued by the RBI in relation to the type of capital account transactions that the Government of India will now regulate in accordance with the FEMA Amendments.

Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board (the “FIPB”), to regulate all foreign direct investment into India. FIPB approval was required for foreign investment in some sectors, including defense and public sector banks. In addition, the following foreign investments also required the prior permission of the FIPB:

•	foreign investments, including a transfer of shares, in excess of specified sectoral caps;

•	transfer of control and/or ownership (as a result of a share transfer and/or new share issuance) pursuant to an amalgamation, merger, or acquisition of an Indian company engaged in an activity having limitations on foreign ownership, currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity;

•	foreign investments in a non-operating company which does not have any downstream investments for undertaking activities which are under Government route. Further, as and when such a company commences business or makes downstream investment, it will have to comply with the relevant sectoral conditions on entry route, conditionalities and caps;

•	foreign investments by an unincorporated entity in certain cases; and

•	foreign investment by swap of shares for sectors under the Government approval route..

On May 24, 2017, the Government announced its approval to phase out the FIPB. It is proposed that administrative ministries or departments shall process applications for FDI requiring government approval in consultation with the Department of Industrial Policy and Promotion (“DIPP”), which will also issue the Standard Operating Procedure (“SOP”) for processing of applications and the decision of the Government under the extant FDI policy.

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

Subject to certain exceptions, foreign direct investment (“FDI”) and investment by non-resident Indians in Indian companies does not require the prior approval of the FIPB or the RBI. The Government has previously indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. However, as mentioned above, pursuant to the FEMA Amendments the role of the RBI has been restricted to regulating capital account transactions relating to debt only. The effective date of the FEMA Amendments has not yet been notified. In cases where FIPB approval is obtained, no approval of the RBI is required. In both of the above cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The Government has set up the Foreign Investment Implementation Authority (the “FIIA”), in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate FDI approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. In relation to foreign investment in private sector banks in India, the guidelines state that the foreign investment limits and sub-limits and also computation of foreign investment in private sector banks shall be as specified in the FDI policy of the Government of India and the Foreign Exchange Management Act, and regulations made in relation thereto, as amended from time to time. As per consolidated FDI policy dated June 7, 2016 issued by the Government of India, the following restrictions are applicable to foreign ownership in the Bank:

•	Foreign investors may own up to 74.0% of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0% is permitted under the automatic route and FDI above 49.0% and up to 74.0% requires prior approval of the FIPB. It includes FDI, ADSs, Global Depositary Receipts and investments under the portfolio investment scheme by foreign institutional investors (“FIIs”), investments by foreign portfolio investors (“FPIs”) under the foreign portfolio investment scheme and also by non-resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents, except in the case of a wholly-owned subsidiary of a foreign bank.

•	An FII/FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FII/FPI below 10.0% of the capital of the Indian banking company. The aggregate limit for FII/FPI investment is limited to 24.0% of the capital of the Indian banking company. Subject to a resolution of the board of directors, a special resolution of the shareholders and prior notification to the RBI, this limit may be raised to 74.0% of the total paid-up capital of a private sector banking company. No single non-resident Indian may own more than 5.0% of the total paid-up capital of a private sector banking company and the aggregate limit cannot exceed 10.0% of the total paid-up capital. However, non-resident Indians holdings can be allowed up to 24.0% of the total paid-up capital provided the banking company passes a special resolution of the shareholders to that effect and gives prior notification to the RBI. In addition, overseas corporate bodies (i.e. entities in which non-resident Indians hold at least 60%) are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. The existing individual and aggregate investment limits for an FII or sub-account (being deemed FPIs) in the Bank is 10.0% and 74.0% of the total paid-up equity share capital of the Bank, respectively.

FPI Regulations

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 (the “FPI Regulations”) have replaced the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the “FII Regulations”) and the regime for investments by qualified foreign investors (“QFIs”). The FPI Regulations were notified on January 7, 2014 and came into effect on June 1, 2014. In terms of the FPI Regulations, an FII who holds a valid certificate of registration from the SEBI shall be deemed to be a registered FPI until the expiry of the block of three years for which fees have been paid as per the FII Regulations. An FII shall not be eligible to invest as an FII after registering as an FPI under the FPI Regulations.

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

Under the FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (“ODIs”) only if such ODIs are issued (i) to persons that are regulated by an appropriate foreign regulatory authority; and (ii) after compliance with applicable “know your client” norms. However, unregulated broad based funds, which are classified as Category II FPIs by virtue of their investment manager being appropriately regulated cannot issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Further, no Category III FPI can issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Any ODI issued under the FII Regulations before commencement of the FPI Regulations is deemed to have been issued under the FPI Regulations. On November 24, 2014, the SEBI issued a circular aligning the applicable eligibility and investment norms between the FPI regime and subscription through the ODI route. It has been clarified that an FPI can issue ODIs only to those subscribers who: (i) meet the eligibility criteria that are applicable to Category I FPI and Category II FPI under the FPI Regulations; and (ii) do not have “opaque structures”, as defined under the FPI Regulations. It has also been clarified that the investment restrictions applicable to FPIs under the FPI Regulations will apply to subscribers of ODIs as well. Existing ODI positions which are not in accordance with the SEBI circular dated November 24, 2014 may continue until the ODI contract expires.

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

Issue of securities through the depository receipt mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, the Companies (Issue of Global Depository Receipts) Rules, 2014 (the “Depository Receipts Rules”) and the Depository Receipts Scheme, 2014 (the “DR Scheme”).

The Government of India notified the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 has been repealed except to the extent relating to foreign currency convertible bonds.

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities. Permissible securities that can be issued by an Indian company through the depository receipt mechanism are “securities” as defined under the Securities Contracts (Regulation) Act, 1956, which includes, inter alia , shares, bonds, derivatives and units of mutual funds, and similar instruments issued by private companies, provided that such securities are in dematerialized form.

An Indian company can issue securities to a foreign depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. The foreign depository can issue depository receipts by way of a public offering or private placement or in any other manner prevalent in the permissible jurisdiction. A “permissible jurisdiction” is defined as a foreign jurisdiction which is a member of the Financial Action Task Force on Money Laundering and whose securities market regulator is a member of the International Organization of Securities Commissions.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2017. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2017, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, KPMG, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

July 31, 2017

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

The Board of Directors and Shareholders

HDFC Bank Limited

We have audited HDFC Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F for the year ended March 31, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders equity, and cash flows for each of the years in the three-year period ended March 31, 2017, and our report dated July 31, 2017, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

July 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

HDFC Bank Limited

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the “Company”) as of March 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders equity, and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) , and our report dated July 31, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2017 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(y) to the consolidated financial statements.

/s/ KPMG

Mumbai, India

July 31, 2017

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2016		March 31, 2017		March 31, 2017
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	377,671.7	Rs.	430,708.6	US$	6,641.6
Term placements		148,899.8		131,069.5		2,021.1
Investments held for trading, at fair value		71,860.9		35,363.7		545.3
Investments available for sale, at fair value [includes restricted investments of Rs. 656,516.4 and Rs. 1,200,857.2 (US$ 18,517.5), as of March 31, 2016 and March 31, 2017, respectively]		1,878,684.4		2,111,385.6		32,558.0
Securities purchased under agreements to resell		1,019.9		50,000.0		771.0
Loans [net of allowance of Rs. 57,360.1 and Rs. 78,496.9 (US$ 1,210.5), as of March 31, 2016 and March 31, 2017, respectively]		4,935,474.3		5,910,412.8		91,139.7
Accrued interest receivable		58,276.4		67,356.6		1,038.7
Property and equipment, net		35,679.7		38,969.3		600.9
Intangible assets, net		5.0		2.0		—
Goodwill		74,937.9		74,937.9		1,155.6
Other assets		154,213.3		216,774.5		3,342.8

Total assets	Rs.	7,736,723.3	Rs.	9,066,980.5	US$	139,814.7

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	4,575,414.5	Rs.	5,277,644.0	US$	81,382.3
Non-interest-bearing deposits		882,445.8		1,153,678.9		17,790.0

Total deposits		5,457,860.3		6,431,322.9		99,172.3
Securities sold under repurchase agreements		306,060.0		—		—
Short-term borrowings		253,562.4		322,265.6		4,969.4
Accrued interest payable		41,184.3		44,487.6		686.0
Long-term debt		522,313.5		730,920.7		11,270.9
Accrued expenses and other liabilities		284,947.6		510,082.6		7,865.6

Total liabilities	Rs.	6,865,928.1	Rs.	8,039,079.4	US$	123,964.2

Commitments and contingencies (see note 27)
Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 2,750,000,000 shares and 3,250,000,000 shares; issued and outstanding 2,528,186,517 shares and 2,562,545,717 shares, as of March 31, 2016 and March 31, 2017, respectively	Rs.	5,056.4	Rs.	5,125.1	US$	79.0
Additional paid-in capital		412,264.5		442,721.8		6,826.9
Retained earnings		290,542.4		364,471.9		5,620.3
Statutory reserve		149,931.6		187,703.2		2,894.4
Accumulated other comprehensive income (loss)		11,515.3		26,031.6		401.4

Total HDFC Bank Limited shareholders’ equity		869,310.2		1,026,053.6		15,822.0
Noncontrolling interest in subsidiaries		1,485.0		1,847.5		28.5

Total shareholders’ equity		870,795.2		1,027,901.1		15,850.5

Total liabilities and shareholders’ equity	Rs.	7,736,723.3	Rs.	9,066,980.5	US$	139,814.7

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2015		2016		2017		2017
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	388,264.7	Rs.	470,818.5	Rs.	552,686.8	US$	8,522.5
Trading securities		5,123.4		5,659.9		5,041.8		77.7
Available for sale securities		94,129.1		136,062.4		154,618.6		2,384.2
Other		13,270.0		12,887.8		13,207.1		203.7

Total interest and dividend revenue		500,787.2		625,428.6		725,554.3		11,188.1

Interest expense:
Deposits		227,321.9		283,764.7		308,078.3		4,750.6
Short-term borrowings		6,944.6		16,265.2		21,821.9		336.5
Long-term debt		29,948.0		32,811.0		43,781.1		675.1
Other		396.4		226.2		77.4		1.2

Total interest expense		264,610.9		333,067.1		373,758.7		5,763.4

Net interest revenue		236,176.3		292,361.5		351,795.6		5,424.7
Provision for credit losses		17,000.2		21,531.3		37,951.4		585.2

Net interest revenue after provision for credit losses		219,176.1		270,830.2		313,844.2		4,839.5

Non-interest revenue, net:
Fees and commissions		71,423.6		83,762.8		94,120.3		1,451.4
Trading securities gain/(loss), net		698.1		1,519.3		467.2		7.2
Realized gain/(loss) on sales of available for sale securities, net		5,167.9		5,646.0		9,606.2		148.1
Other than temporary impairment losses on available for sale securities		(1.8)		(54.9)		(13.4)		(0.2)
Foreign exchange transactions		9,358.0		(10,145.4)		11,282.7		174.0
Derivatives gain/(loss), net		(7,393.0)		15,067.2		(5,738.5)		(88.5)
Other, net		568.7		1,038.9		601.6		9.3

Total non-interest revenue, net		79,821.5		96,833.9		110,326.1		1,701.3

Total revenue, net		298,997.6		367,664.1		424,170.3		6,540.8

Non-interest expense:
Salaries and staff benefits		66,909.4		85,932.9		93,060.5		1,435.0
Premises and equipment		20,499.2		24,102.6		28,024.2		432.1
Depreciation and amortization		6,905.8		7,427.5		8,876.9		136.9
Administrative and other		50,439.6		64,607.3		74,240.2		1,144.8
Amortization of intangible assets		219.0		7.0		3.0		—

Total non-interest expense		144,973.0		182,077.3		204,204.8		3,148.8

Income before income tax expense		154,024.6		185,586.8		219,965.5		3,392.0
Income tax expense		54,519.9		67,536.9		79,224.9		1,221.7

Net income before noncontrolling interest	Rs.	99,504.7	Rs.	118,049.9	Rs.	140,740.6	US$	2,170.3
Less: Net income attributable to shareholders of noncontrolling interest		267.0		134.6		210.8		3.3

Net income attributable to HDFC Bank Limited	Rs.	99,237.7	Rs.	117,915.3	Rs.	140,529.8	US$	2,167.0

Per share information:
Earnings per equity share—basic	Rs.	40.94	Rs.	46.84	Rs.	55.23	US$	0.85
Earnings per equity share—diluted	Rs.	40.55	Rs.	46.33	Rs.	54.57	US$	0.84
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	122.82	Rs.	140.52	Rs.	165.69	US$	2.55
Earnings per ADS—diluted	Rs.	121.65	Rs.	138.99	Rs.	163.71	US$	2.52

Dividends declared per equity share	Rs.	8.00	Rs	9.50	Rs	11.00	US$	0.17

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2015		2016		2017		2017
	(In millions)
Net income before noncontrolling interest	Rs.	99,504.7	Rs.	118,049.9	Rs.	140,740.6	US$	2,170.3
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. 38.7, Rs. 128.3 and Rs. 110.6, as of March 31, 2015, March 31, 2016 and March 31, 2017, respectively]		92.9		240.3		(209.2)		(3.2)
Reclassification adjustment for net (gain) loss included in net income		—		—		—		—
Available for sale securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (11,425.5), Rs. (2,559.7) and Rs. (9,478.8), as of March 31, 2015, March 31, 2016 and March 31, 2017, respectively]		22,188.9		4,562.9		17,910.7		276.2
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. (69.5), Rs. 2,177.4 and Rs. 1,685.7, as of March 31, 2015, March 31, 2016 and March 31, 2017, respectively]		135.0		(4,114.3)		(3,185.2)		(49.1)

Other comprehensive income, net of tax		22,416.8		688.9		14,516.3		223.9
Total comprehensive income		121,921.5		118,738.8		155,256.9		2,394.2
Less: Comprehensive income attributable to shareholders of noncontrolling interest		267.0		134.6		210.8		3.3

Comprehensive income attributable to HDFC Bank Limited	Rs.	121,654.5	Rs.	118,604.2	Rs.	155,046.1	US$	2,390.9

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2015		2016		2017		2017
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	99,504.7	Rs.	118,049.9	Rs.	140,740.6	US$	2,170.3
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		17,000.2		21,531.3		37,951.4		585.2
Depreciation and amortization		6,905.8		7,427.5		8,876.9		136.9
Amortization of intangible assets		219.0		7.0		3.0		—
Amortization of deferred customer acquisition costs		5,232.0		7,061.7		7,913.8		122.0
Amortization of premium (discount) on investments		(331.3)		913.2		2,609.8		40.2
Other than temporary impairment losses on available for sale securities		1.8		54.9		13.4		0.2
Provision for deferred income taxes		(352.1)		(1,410.4)		(5,048.6)		(77.9)
Share-based compensation expense		9,138.8		12,593.8		8,203.2		126.5
Net realized (gain) loss on sale of available for sale securities		(5,167.9)		(5,646.0)		(9,606.2)		(148.1)
(Gain) loss on disposal of property and equipment, net		(111.5)		2.6		14.8		0.2
Exchange (gain) loss		(3,453.5)		556.1		407.9		6.3
Net change in:
Investments held for trading		3,785.1		(9,310.4)		35,241.8		543.4
Accrued interest receivable		(5,211.1)		(12,408.3)		(9,083.4)		(140.1)
Other assets		73,205.1		(21,624.4)		(65,542.3)		(1,010.7)
Accrued interest payable		4,762.5		8,123.7		3,286.3		50.7
Accrued expense and other liabilities		(95,770.5)		44,151.0		223,289.8		3,443.2

Net cash provided by operating activities		109,357.1		170,073.2		379,272.2		5,848.3

Cash flows from investing activities:
Net change in term placements		6,492.2		21,089.7		17,830.3		274.9
Activity in available for sale securities:
Purchases		(1,383,086.4)		(3,078,054.2)		(2,890,096.8)		(44,566.0)
Proceeds from sales		139,646.9		1,129,146.1		412,536.2		6,361.4
Maturities, prepayments and calls		687,313.0		1,581,067.8		2,274,701.2		35,076.3
Net change in repurchase options and reverse repurchase agreements		105,730.0		256,632.7		(355,040.1)		(5,474.8)
Loans purchased		(82,492.1)		(124,630.2)		(128,490.2)		(1,981.3)
Repayments on loans purchased		35,489.4		47,174.7		59,803.7		922.2
Increase in loans originated, net of principal collections		(672,149.0)		(967,395.6)		(956,914.2)		(14,755.7)
Additions to property and equipment		(8,913.7)		(9,983.4)		(12,628.5)		(194.7)
Proceeds from sale or disposal of property and equipment		329.2		111.5		94.3		1.5

Net cash used in investing activities		(1,171,640.5)		(1,144,840.9)		(1,578,204.1)		(24,336.2)

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2015		2016		2017		2017
	(In millions)
Cash flows from financing activities:
Net increase in deposits		824,928.2		930,935.7		979,662.7		15,106.7
Net increase (decrease) in short-term borrowings		61,577.6		39,370.5		68,703.2		1,059.4

Purchase of subsidiary shares from noncontrolling interest		(715.7)		—		—		—

Proceeds from issue of shares by a subsidiary to noncontrolling interests		340.8		33.9		301.9		4.7

Proceeds from issuance of long-term debt		104,257.6		129,121.4		335,048.9		5,166.5
Repayment of long-term debt		(49,324.0)		(79,391.6)		(123,074.3)		(1,897.8)
Proceeds from issuance of equity shares for options exercised		9,954.1		12,229.0		22,615.1		348.7
Proceeds from issuance of equity shares		97,227.9		—		—		—

Payment of dividends and dividend tax		(19,300.5)		(24,367.9)		(29,280.9)		(451.5)

Net cash provided by financing activities		1,028,946.0		1,007,931.0		1,253,976.6		19,336.7

Effect of exchange rate changes on cash and cash equivalents		3,626.5		3,384.1		(2,007.8)		(31.0)
Net change in cash and cash equivalents		(29,710.9)		36,547.4		53,036.9		817.8
Cash and cash equivalents, beginning of year		370,835.2		341,124.3		377,671.7		5,823.8

Cash and cash equivalents, end of year	Rs.	341,124.3	Rs.	377,671.7	Rs.	430,708.6	US$	6,641.6

Supplementary cash flow information:
Interest paid	Rs.	259,656.1	Rs.	324,572.3	Rs.	370,455.4	US$	5,712.5
Income taxes paid	Rs.	56,480.4	Rs.	70,678.5	Rs.	76,849.6	US$	1,185.0
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	1,010.2	Rs.	890.6	Rs.	537.8	US$	8.3

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)

Balance at March 31, 2014	2,399,050,435	Rs.	4,798.1	Rs.	271,709.6	Rs.	175,105.9	Rs.	91,883.5	Rs.	(11,590.4)	Rs.	531,906.7	Rs.	1,094.0	Rs.	533,000.7
Shares issued upon exercise of options	22,700,740		45.4		9,908.7								9,954.1				9,954.1

Shares issued in public offering	84,744,142		169.5		97,058.4								97,227.9				97,227.9

Share-based compensation					9,138.8								9,138.8				9,138.8
Dividends, including dividend tax							(19,300.5)						(19,300.5)				(19,300.5)
Change in ownership interest in subsidiary					(329.4)								(329.4)		(386.3)		(715.7)
Shares issued to noncontrolling interest													—		340.8		340.8
Transfer to statutory reserve							(26,238.7)		26,238.7				—				—
Net income							99,237.7						99,237.7		267.0		99,504.7
Net change in accumulated other comprehensive income											22,416.8		22,416.8				22,416.8
Balance at March 31, 2015	2,506,495,317	Rs.	5,013.0	Rs.	387,486.1	Rs.	228,804.4	Rs.	118,122.2	Rs.	10,826.4	Rs.	750,252.1	Rs.	1,315.5	Rs.	751,567.6

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2015	2,506,495,317	Rs.	5,013.0	Rs.	387,486.1	Rs.	228,804.4	Rs.	118,122.2	Rs.	10,826.4	Rs.	750,252.1	Rs.	1,315.5	Rs.	751,567.6
Shares issued upon exercise of options	21,691,200		43.4		12,185.6								12,229.0				12,229.0

Share-based compensation					12,593.8								12,593.8				12,593.8

Dividends, including dividend tax							(24,367.9)						(24,367.9)				(24,367.9)
Change in ownership interest in subsidiary					(1.0)								(1.0)		1.0		—
Shares issued to noncontrolling interest													—		33.9		33.9
Transfer to statutory reserve							(31,809.4)		31,809.4				—				—
Net income							117,915.3						117,915.3		134.6		118,049.9
Net change in accumulated other comprehensive income											688.9		688.9				688.9
Balance at March 31, 2016	2,528,186,517	Rs.	5,056.4	Rs.	412,264.5	Rs.	290,542.4	Rs.	149,931.6	Rs.	11,515.3	Rs.	869,310.2	Rs.	1,485.0	Rs.	870,795.2

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)

Balance at March 31, 2016	2,528,186,517	Rs.	5,056.4	Rs.	412,264.5	Rs.	290,542.4	Rs.	149,931.6	Rs.	11,515.3	Rs.	869,310.2	Rs.	1,485.0	Rs.	870,795.2
Shares issued upon exercise of options	34,359,200		68.7		22,546.4								22,615.1				22,615.1
Share-based compensation					8,203.2								8,203.2				8,203.2
Dividends, including dividend tax							(29,280.9)						(29,280.9)				(29,280.9)
Change in ownership interest in subsidiary					(292.3)		452.2						159.9		(150.2)		9.7
Shares issued to noncontrolling interest													—		301.9		301.9
Transfer to statutory reserve							(37,771.6)		37,771.6				—				—
Net income							140,529.8						140,529.8		210.8		140,740.6
Net change in accumulated other comprehensive income											14,516.3		14,516.3				14,516.3
Balance at March 31, 2017	2,562,545,717	Rs.	5,125.1	Rs.	442,721.8	Rs.	364,471.9	Rs.	187,703.2	Rs.	26,031.6	Rs.	1,026,053.6	Rs.	1,847.5	Rs.	1,027,901.1
Balance at March 31, 2017	2,562,545,717	US$	79.0	US$	6,826.9	US$	5,620.3	US$	2,894.4	US$	401.4	US$	15,822.0	US$	28.5	US$	15,850.5

*	Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

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

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 21.2% of the Bank’s equity as of March 31, 2017. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d. Cash and cash equivalents

Cash and cash equivalents comprise of cash, balances due from banks and deposits that have original maturities of 90 days or less.

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

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in net income.

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

g. Impairment of securities

Declines in the fair values of held to maturity and available for sale securities below their carrying value that are other than temporary are reflected in net income as realized losses, based on management’s best estimate of the fair value of the investment. The Bank conducts a review each year to identify other than temporary declines based on an evaluation of all significant factors. The Bank’s review of impairment generally entails identification and evaluation of investments that have indications of possible impairment, analysis of individual investments that have fair values of less than 95% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analysis, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increase and the Bank does not intend to sell the security and it is not more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis.

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

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 180 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 180 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

j. Sales/transfer of receivables

The Bank enters into assignment transactions, which are similar to asset-backed securitization transactions through the special purpose entities (SPEs) route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. The Bank also sells finance receivables to SPEs, formerly qualifying special purpose entities (QSPEs) in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these SPEs, cash collateral and other credit and liquidity enhancements. The receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

o. Foreign currency transactions

The Bank’s functional currency is the Indian Rupee, except for the Bank’s foreign branches. Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and liabilities are converted into respective functional currency using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on foreign currency transactions are included in the determination of net income under foreign exchange transactions.

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

t. Derivative financial instruments

The Bank recognizes all derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them at fair value. The Bank has not designated any derivatives as hedges. As such, all changes in fair value of derivative instruments are recognized in net income under derivative gain/(loss) in the period of change.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

w. Recently adopted accounting standards

In August 2014, the FASB issued ASU 2014-15 “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. This ASU requires management to perform an assessment of going concern and provides specific guidance on when and how to assess or disclose going concern uncertainties. The new standard also defines terms used in the evaluation of going concern, such as “substantial doubt”. Following the application, the Bank is required to perform assessments at each annual and interim period, provide an assessment period of one year from the issuance date, and make disclosures in certain circumstances in which substantial doubt is identified. The amendment is effective for the Bank for the first reporting period ending after December 15, 2016. Earlier application is permitted. The Bank has adopted the provisions of ASU 2014-15. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

In January 2015, the FASB issued ASU 2015-01 “Income Statement -Extraordinary and Unusual Items (Subtopic 225-20)”. The update removes the concept of extraordinary items from GAAP and eliminates the requirement for extraordinary items to be separately presented in the statement of income. The Bank adopted the provisions of ASU 2015-01 effective April 1, 2016. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

In February 2015, the FASB issued ASU 2015-02 “Consolidation (Topic 810)”. The update primarily amends the criteria companies use to evaluate whether they should consolidate certain variable interest entities that have fee arrangements and the criteria used to determine whether partnerships and similar entities are variable interest entities. The update also excludes certain money market funds from the consolidation guidance. The Bank adopted the provisions of ASU 2015-02 effective April 1, 2016. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

In April 2015, the FASB issued ASU 2015-03 “Interest - Imputation of Interest (Subtopic 835-30)”. The update changes the balance sheet presentation for debt issuance costs. Under the new guidance, debt issuance costs should be reported as a deduction from debt liabilities rather than as a deferred charge classified as an asset. In August 2015, the FASB issued ASU 2015-15which clarifies treatment of issuance costs related to line-of-credit arrangements The Bank adopted the provisions of ASU 2015-03 and ASU 2015-15 effective April 1, 2016. Accordingly, the debt issuance cost of Rs. 68.3 million (USD 1.1 million) have been deducted from Long-term debt liabilities rather than classified as other asset for year ended March 31, 2017. Because the impact on prior periods was not material, the Bank applied the guidance prospectively.

In May 2015, the FASB issued ASU 2015-07 “Fair Value Measurement (Topic 820)”. The update eliminates the disclosure requirement to categorize investments within the fair value hierarchy that are measured at fair value using net asset value as a practical expedient. The Bank adopted the provisions of ASU 2015-07 effective April 1, 2016. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

x. Recently issued accounting pronouncements not yet effective

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. The above referred guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. The Bank expects to adopt the guidance in fiscal 2019. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606). This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. The Bank continues to evaluate the effect that the guidance will have on other revenue streams as well as changes in disclosures required by the new guidance.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In January 2016, the FASB issued ASU 2016-01 “Financial Instruments—Overall (Subtopic 825-10)”. The update requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any. The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments also require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2019. The preliminary examination carried out by the Bank indicates that the adoption of this guidance is not expected to have a material impact on the Bank’s financial condition, results of operations, or disclosures.

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Under previous GAAP, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2020. The Bank is in the process of reviewing its existing lease portfolios to evaluate the impact of this proposed standard including the method of adoption it expects to follow. On completion of the inventory review and necessary estimations, the Bank will evaluate the impact of adopting the new guidance. The effect of the adoption will depend on the lease portfolio at the time of transition.

In March 2016, the FASB issued ASU 2016-04 “Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products”. The update addresses the current and potential future diversity in practice related to de-recognition of a prepaid stored-value product liability that may be unused wholly or partially for an indefinite time period. The current amendments specify how prepaid stored-value product liabilities within the update’s scope should be derecognized, thereby eliminating the current and potential future diversity in practice. The amendments in this update are to be applied either using a modified retrospective transition method by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective or retrospectively to each period presented. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. The Bank expects to adopt the guidance in fiscal 2019. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-05 “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”. The update clarifies the hedge accounting impact when there is a change in one of the counterparties to the derivative contract (i.e., a novation). It clarifies that a change in the counterparty to a derivative contract, in and of itself, does not require the dedesignation of a hedging relationship. An entity will, however, still need to evaluate whether it is probable that the counterparty will perform under the contract as part of its ongoing effectiveness assessment for hedge accounting. Entities have the option to adopt the update on a prospective basis to new derivative contract novations or on a modified retrospective basis. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank expects to adopt the guidance in fiscal 2018. Early adoption is permitted. This guidance will not impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-06 “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments”. The update clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. The guidance clarifies the steps required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank expects to adopt the guidance in fiscal 2018. The Bank does not expect significant impact from adoption of this statement.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2016, the FASB issued ASU 2016-07 “Investments—Equity Method and Joint Ventures (Topic 323)”. The update eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank expects to adopt the guidance in fiscal 2018. Presently there are no cases where the provision of this amendment is applicable. Accordingly, the preliminary examination carried out by the Bank indicates that on adoptions this guidance is not expected to impact the Bank’s financial condition, results of operations, or disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The update simplifies certain aspects of the accounting for share-based payment award transactions pertaining to accounting for income tax consequences, forfeitures and classification of excess tax benefit on the statement of cash flows. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2016. The Bank expects to adopt the guidance in fiscal 2018. The preliminary examination carried out by the Bank indicates that this guidance is not expected to impact the Bank’s financial condition, results of operations, or disclosures.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses is required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses is required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. The Bank is evaluating the effect the ASU 2016-13 will have on its Consolidated Financial Statements and related disclosures which will also depend on the nature of the Bank’s portfolio’s at the date of adoption.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230)”. This is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2019. The preliminary evaluation carried out by the Bank indicate that the guidance will not have a material impact on the presentation and classification in the consolidated statement of cash flow. The adoption of this guidance is not expected to have any impact on the Bank’s financial condition, results of operations, except for presentation classification in the Consolidated Statement of Cash Flow.

In October 2016, the FASB issued ASU 2016-16 “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory”. In accordance with this guidance, an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition, results of operations, or disclosures.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230)—Restricted Cash”. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. The update is to be applied using a retrospective transition method for each period presented. The update will not affect the Bank’s financial condition or results of operations except the disclosures pertaining to restricted cash and restricted cash equivalents which is to be included with cash and cash equivalents while reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2017 have been translated into U.S. dollars at U.S.$1.00 = Rs. 64.85 as published by the Federal Reserve Board of New York on March 31, 2017. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2016 and March 31, 2017 include balances of Rs. 244,888.5 million and Rs. 336,332.8 million (US$ 5,186.3 million), respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 95% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs. 143.6 million and Rs. 652.4 million (US$ 10.1 million) at March 31, 2016 and at March 31, 2017, respectively.

5. Investments, held for trading

The portfolio of trading securities as of March 31, 2016 and March 31, 2017 was as follows:

	As of March 31, 2016
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	56,954.3	Rs.	41.9	Rs.	—	Rs.	56,996.2
Other corporate/financial institution securities		14,749.1		115.6		—		14,864.7

Total	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9

	As of March 31, 2017
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	18,230.8	Rs.	38.5	Rs.	1.5	Rs.	18,267.8
Other corporate/financial institution securities		17,106.4		5.1		15.6		17,095.9

Total	Rs.	35,337.2	Rs.	43.6	Rs.	17.1	Rs.	35,363.7

Total	US$	544.9	US$	0.7	US$	0.3	US$	545.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investments, available for sale

The portfolio of available for sale securities as of March 31, 2016 and March 31, 2017 was as follows:

	As of March 31, 2016
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)

Government of India securities	Rs.	1,443,404.6	Rs.	12,828.9	Rs.	168.0	Rs.	1,456,065.5
State government securities		92,613.3		3,149.3		—		95,762.6
Credit substitutes (see note 8)		297,154.7		318.2		231.9		297,241.0
Other corporate/financial institution bonds		8,541.9		17.6		3.5		8,556.0

Debt securities, other than asset and mortgage-backed securities		1,841,714.5		16,314.0		403.4		1,857,625.1
Mortgage-backed securities		651.4		17.6		1.3		667.7
Asset-backed securities		19,417.4		191.9		429.5		19,179.8
Other securities (including mutual fund units)		767.6		444.2		—		1,211.8

Total	Rs.	1,862,550.9	Rs.	16,967.7	Rs.	834.2	Rs.	1,878,684.4

Securities with gross unrealized losses							Rs.	304,916.5
Securities with gross unrealized gains								1,573,767.9

							Rs.	1,878,684.4

	As of March 31, 2017
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)

Government of India securities	Rs.	1,528,484.8	Rs.	35,196.3	Rs.	2,811.3	Rs.	1,560,869.8
State government securities		90,652.8		5,537.0		—		96,189.8
Credit substitutes (see note 8)		419,320.5		957.9		737.8		419,540.6
Other corporate/financial institution bonds		10,653.0		83.5		12.1		10,724.4

Debt securities, other than asset and mortgage-backed securities		2,049,111.1		41,774.7		3,561.2		2,087,324.6
Mortgage-backed securities		114.1		5.9		—		120.0
Asset-backed securities		22,472.2		214.1		353.3		22,333.0
Other securities (including mutual fund units)		1,062.0		641.5		95.5		1,608.0

Total	Rs.	2,072,759.4	Rs.	42,636.2	Rs.	4,010.0	Rs.	2,111,385.6

Total	US$	31,962.3	US$	657.5	US$	61.8	US$	32,558.0

Securities with gross unrealized losses							Rs.	431,324.6
Securities with gross unrealized gains								1,680,061.0

							Rs.	2,111,385.6

							US$	32,558.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 1,551,828.1 million and Rs. 1,657,059.6 million (US$ 25,552.2 million) as of March 31, 2016 and March 31, 2017, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 656,516.4 million as of March 31, 2016 and Rs. 1,200,857.2 million (US$ 18,517.5 million) as of March 31, 2017, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO), real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 1.8 million, Rs. 54.9 million and Rs. 13.4 million (USD 0.2 million) as other than temporary impairment in fiscal year 2015, 2016 and 2017, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank is of the opinion that the other unrealized losses on its investments in equity and debt securities as of March 31, 2017 are temporary in nature. As of March 31, 2016 and March 31, 2017, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2017 was as follows:

	As of March 31, 2017
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)

Government of India securities	Rs.	234,685.5	Rs.	2,811.3	Rs.	—	Rs.	—	Rs.	234,685.5	Rs.	2,811.3

Credit substitutes (see note 8)		178,908.2		737.8		—		—		178,908.2		737.8
Other corporate/financial institution bonds		3,521.0		12.1		—		—		3,521.0		12.1

Debt securities, other than asset and mortgage-backed securities		417,114.7		3,561.2		—		—		417,114.7		3,561.2
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		9,149.5		257.9		4,929.6		95.4		14,079.1		353.3
Other securities (including mutual fund units)		130.8		95.5		—		—		130.8		95.5

Total	Rs.	426,395.0	Rs.	3,914.6	Rs.	4,929.6	Rs.	95.4	Rs.	431,324.6	Rs.	4,010.0

Total	US$	6,575.1	US$	60.3	US$	76.0	US$	1.5	US$	6,651.1	US$	61.8

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2017 is set out below:

	As of March 31, 2017
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	620,229.0	Rs.	620,957.6	US$	9,575.3
Over one year through five years		416,960.1		425,919.8		6,567.8
Over five years through ten years		669,331.6		687,794.1		10,605.9
Over ten years		342,590.4		352,653.1		5,438.0

Total	Rs.	2,049,111.1	Rs.	2,087,324.6	US$	32,187.0

The contractual residual maturity of available for sale mortgage-backed and asset-backed securities as of March 31, 2017 is set out below:

	As of March 31, 2017
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	11,440.5	Rs.	11,320.1	US$	174.6
Over one year through five years		10,822.8		10,672.4		164.6
Over five years through ten years		52.2		52.0		0.8
Over ten years		270.8		408.5		6.3

Total	Rs.	22,586.3	Rs.	22,453.0	US$	346.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2015		2016		2017		2017
	(In millions)
Gross realized gains on sale	Rs.	5,484.3	Rs.	5,942.0	Rs.	10,108.2	US$	155.9
Gross realized losses on sale		(316.4)		(296.0)		(502.0)		(7.8)

Realized gains (losses), net		5,167.9		5,646.0		9,606.2		148.1
Dividends and interest		94,129.1		136,062.4		154,618.6		2,384.2

Total	Rs.	99,297.0	Rs.	141,708.4	Rs.	164,224.8	US$	2,532.3

7. Investments, held to maturity

There were no HTM securities as of March 31, 2016 and March 31, 2017.

8. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2016 and March 31, 2017 were as follows:

	As of March 31,
	2016				2017
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)

Available for sale credit substitute securities:
Debentures	Rs.	39,028.0	Rs.	39,234.6	Rs.	171,180.6	Rs.	171,270.9
Commercial paper		258,126.7		258,006.4		248,139.9		248,269.7

Total	Rs.	297,154.7	Rs.	297,241.0	Rs.	419,320.5	Rs.	419,540.6

					US$	6,466.0	US$	6,469.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for other than temporary impairments is as follows:

	As of March 31,
	2016	2017	2017
	(In millions)
Pass	Rs.297,241.0	Rs.419,540.6	US$	6,469.4
Impaired—gross balance	—	—		—
Less: amounts provided for other than temporary impairments	—	—		—

Impaired credit substitutes, net	—	—		—

Total credit substitutes, net	Rs 297,241.0	Rs 419,540.6	US$	6,469.4

Impaired credit substitutes

As of March 31,
	2016		2017		2017
(In millions)
Gross impaired credit substitutes	Rs.	—	Rs.	—	US$	—
Gross impaired credit substitutes by industry	Rs.	—	Rs.	—	US$	—
Average impaired credit substitutes	Rs.	—	Rs.	—	US$	—
Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

As of March 31, 2017, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

9. Repurchase and resell agreements

Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2015, March 31, 2016 and March 31, 2017. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2016 and March 31, 2017 were Rs. 1,019.9 million and Rs. 50,000 million (US$ 771.0 million), respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2016 and March 31, 2017 were Rs. 306,060.0 million and nil, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Loans

Loan balances include Rs. 162,069.5 million and Rs. 187,653.3 million (US$ 2,893.7 million) as of March 31, 2016 and March 31, 2017, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2016 and March 31, 2017 were as follows:

	As of March 31,
	2016		2017		2017
	(In millions)
Retail loans:
Auto loans	Rs.	589,010.3	Rs.	720,657.8	US$	11,112.7
Personal loans/Credit cards		626,152.2		841,806.8		12,980.8
Retail business banking		791,857.3		913,720.2		14,089.7
Commercial vehicle and construction equipment finance		369,992.4		460,365.2		7,098.9
Housing loans		318,692.0		383,866.9		5,919.3
Other retail loans		762,861.5		728,544.4		11,234.4

Subtotal	Rs.	3,458,565.7	Rs.	4,048,961.3	US$	62,435.8
Wholesale loans	Rs.	1,534,268.7	Rs.	1,939,948.4	US$	29,914.4

Gross loans		4,992,834.4		5,988,909.7		92,350.2
Less: Allowance for credit losses		57,360.1		78,496.9		1,210.5

Total	Rs.	4,935,474.3	Rs.	5,910,412.8	US$	91,139.7

The maturity of gross loans as of March 31, 2017 is set out below:

	As of March 31, 2017
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	1,057,595.8	Rs.	1,180,988.2	Rs.	2,238,584.0
Over one year through five years		689,181.5		2,521,946.3		3,211,127.8
Over five years		193,171.1		346,026.8		539,197.9

Total gross loans	Rs.	1,939,948.4	Rs.	4,048,961.3	Rs.	5,988,909.7

Total gross loans	US$	29,914.4	US$	62,435.8	US$	92,350.2

Gross loans analyzed by performance are as follows:

	As of
	March 31, 2016		March 31, 2017		March 31, 2017
	(In millions)
Performing	Rs.	4,939,851.7	Rs.	5,905,930.0	US$	91,070.6
Impaired		52,982.7		82,979.7		1,279.6

Total gross loans	Rs.	4,992,834.4	Rs.	5,988,909.7	US$	92,350.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans as of March 31, 2016 and March 31, 2017.

	As of March 31, 2016
	31-90 days past due		Impaired / 91 days or more past due		Total current [1,2]		Total
	(in millions)
Retail Loans
Auto loans	Rs.	3,383.3	Rs.	4,494.5	Rs.	581,132.5	Rs.	589,010.3
Personal loans/Credit card		4,228.6		4,441.6		617,482.0		626,152.2
Retail business banking		8,281.2		15,486.0		768,090.1		791,857.3
Commercial vehicle and construction equipment finance		5,146.2		5,150.7		359,695.5		369,992.4
Housing loans		62.2		1,068.6		317,561.2		318,692.0
Other retail		3,842.8		6,781.6		752,237.1		762,861.5
Wholesale loans		1,823.7		15,559.7		1,516,885.3		1,534,268.7

Total	Rs.	26,768.0	Rs.	52,982.7	Rs.	4,913,083.7	Rs.	4,992,834.4

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired

	As of March 31, 2017
	31-90 days past due		Impaired / 91 days or more past due		Total current [1,2]		Total
	(in millions)
Retail Loans
Auto loans	Rs.	3,300.4	Rs.	6,105.6	Rs.	711,251.8	Rs.	720,657.8
Personal loans/Credit card		5,305.5		6,467.4		830,033.9		841,806.8
Retail business banking		7,959.1		21,060.1		884,701.0		913,720.2
Commercial vehicle and construction equipment finance		6,098.3		6,086.6		448,180.3		460,365.2
Housing loans		47.6		1,678.2		382,141.1		383,866.9
Other retail		11,635.5		11,306.1		705,602.8		728,544.4
Wholesale loans		1,062.7		30,275.7		1,908,610.0		1,939,948.4

Total	Rs.	35,409.1	Rs.	82,979.7	Rs.	5,870,520.9	Rs.	5,988,909.7

Total	US$	546.0	US$	1,279.6	US$	90,524.6	US$	92,350.2

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired

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

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2016 and as of March 31, 2017 is given below.

	As of March 31, 2016
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	584,515.8	Rs.	621,710.6	Rs.	776,371.3	Rs.	364,841.7	Rs.	317,623.4	Rs.	756,079.9	Rs.	3,421,142.7
Impaired		4,494.5		4,441.6		15,486.0		5,150.7		1,068.6		6,781.6		37,423.0

Total	Rs.	589,010.3	Rs.	626,152.2	Rs.	791,857.3	Rs.	369,992.4	Rs.	318,692.0	Rs.	762,861.5	Rs.	3,458,565.7

	As of March 31, 2017
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	714,552.2	Rs.	835,339.4	Rs.	892,660.1	Rs.	454,278.6	Rs.	382,188.7	Rs.	717,238.3	Rs.	3,996,257.3
Impaired		6,105.6		6,467.4		21,060.1		6,086.6		1,678.2		11,306.1		52,704.0

Total	Rs.	720,657.8	Rs.	841,806.8	Rs.	913,720.2	Rs.	460,365.2	Rs.	383,866.9	Rs.	728,544.4	Rs.	4,048,961.3

Total	US$	11,112.7	US$	12,980.8	US$	14,089.7	US$	7,098.9	US$	5,919.3	US$	11,234.4	US$	62,435.8

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

	As of March 31,
	2016		2017		2017
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	1,517,064.5	Rs.	1,893,736.5	US$	29,201.8
Labeled		1,644.5		15,936.2		245.7
Impaired		15,559.7		30,275.7		466.9

Total	Rs.	1,534,268.7	Rs.	1,939,948.4	US$	29,914.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2016 and March 31, 2017.

	As of March 31, 2016
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	4,494.5	Rs.	4,494.5	Rs.	2,101.1	Rs.	3,606.6	Rs.	4,494.5
Personal loans/Credit card		4,441.6		4,441.6		2,638.6		3,545.0		4,441.6
Retail business banking		15,486.0		15,486.0		10,617.5		12,749.3		15,485.5
Commercial vehicle and construction equipment finance		5,150.7		5,150.7		3,876.7		5,355.1		5,150.7
Housing loans		1,068.6		1,068.6		410.4		655.7		1,068.6
Other retail		6,781.6		6,781.6		3,950.4		5,717.6		6,781.6
Wholesale loans		15,559.7		15,559.7		7,413.4		14,524.7		11,268.9

Total	Rs.	52,982.7	Rs.	52,982.7	Rs.	31,008.1	Rs.	46,154.0	Rs.	48,691.4

	As of March 31, 2017
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	6,105.6	Rs.	6,105.6	Rs.	2,792.9	Rs.	5,300.1	Rs.	6,105.6
Personal loans/Credit card		6,467.4		6,467.4		4,040.0		5,454.5		6,467.4
Retail business banking		21,060.1		21,060.1		15,278.4		18,273.1		21,060.1
Commercial vehicle and construction equipment finance		6,086.6		6,086.6		4,398.5		5,618.7		6,086.6
Housing loans		1,678.2		1,678.2		739.3		1,373.4		1,678.2
Other retail		11,306.1		11,306.1		6,767.5		9,043.9		11,306.1
Wholesale loans		30,275.7		30,275.7		11,713.5		22,917.7		30,275.7

Total	Rs.	82,979.7	Rs.	82,979.7	Rs.	45,730.1	Rs.	67,981.4	Rs.	82,979.7

Total	US$	1,279.6	US$	1,279.6	US$	705.2	US$	1,048.3	US$	1,279.6

Impaired loans by industry as of March 31, 2016 and March 31, 2017 are as follows:

	As of March 31, 2016
	(In millions)
Gross impaired loans by industry:
—Agriculture and Allied Activities	Rs.	7,397.1
—Iron & Steel		4,712.7
—Wholesale Trade		4,671.8
—Consumer Loans*		3,818.7
—Real estate & Property services		3,559.2
—Construction and Developers (Infrastructure)		2,991.7
—Others (none greater than 5% of impaired loans)		25,831.5

Total	Rs.	52,982.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2017
	(In millions)
Gross impaired loans by industry:
—Wholesale Trade- Consumer Goods	Rs.	15,722.9	US$	242.5
—Consumer Loans*		10,760.3		165.9
—Iron & Steel		4,499.4		69.4
—Agriculture Production—Food		4,217.1		65.0
—Others (none greater than 5% of impaired loans)		47,780.0		736.8

Total	Rs.	82,979.7	US$	1,279.6

*	Primarily includes retail loans such as personal loans, auto loans and from fiscal 2017 also includes credit card receivables and housing loans.

Summary information relating to impaired loans during the year ended March 31, 2015, March 31, 2016 and March 31, 2017 is as follows:

	Fiscal Year ended March 31,
	2015		2016		2017		2017
	(In millions)
Average impaired loans, net of allowance	Rs.	11,826.6	Rs.	18,295.2	Rs.	29,612.1	US$	456.6
Interest income recognized on impaired loans	Rs.	1,898.0	Rs.	2,848.5	Rs.	3,472.7	US$	53.5

Allowance for credit losses as of March 31, 2015 are as follows:

	As of March 31, 2015
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	796.1	Rs.	1,267.3	Rs.	5,598.1	Rs.	3,472.9	Rs.	116.7	Rs.	2,082.0	Rs.	7,316.1	Rs.	19,225.5	Rs.	2,738.5	Rs.	42,613.2
Write-offs		(2,858.9)		(7,418.1)		(380.8)		(4,327.8)		(9.2)		(1,328.8)		(3,480.4)						(19,804.0)
Net allowance for credit losses*		3,288.8		7,784.8		1,888.3		4,485.5		19.9		2,148.4		4,248.1		151.2		509.9		24,524.9
Allowance for credit losses, end of the period	Rs.	1,226.0	Rs.	1,634.0	Rs.	7,105.6	Rs.	3,630.6	Rs.	127.4	Rs.	2,901.6	Rs.	8,083.8	Rs.	19,376.7	Rs.	3,248.4	Rs.	47,334.1

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	8,083.8	Rs.	—	Rs.	—	Rs.	8,083.8
Allowance collectively evaluated for impairment		1,226.0		1,634.0		7,105.6		3,630.6		127.4		2,901.6		—		19,376.7		3,248.4		39,250.3
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		13,489.6		—		—		13,489.6
Loans collectively evaluated for impairment		2,718.7		2,648.4		10,012.5		5,559.4		242.7		4,653.5		—		2,695,153.3		1,208,971.0		3,929,959.5

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 7,524.7 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2016 are as follows:

	As of March 31, 2016
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)

Allowance for credit losses, beginning of the period	Rs.	1,226.0	Rs.	1,634.0	Rs.	7,105.6	Rs.	3,630.6	Rs.	127.4	Rs.	2,901.6	Rs.	8,083.8	Rs.	19,376.7	Rs.	3,248.4	Rs.	47,334.1
Write-offs		(3,581.4)		(8,296.6)		(686.1)		(3,065.1)		(29.0)		(1,818.4)		(2,742.0)						(20,218.6)
Net allowance for credit losses*		4,456.5		9,301.2		4,198.0		3,311.2		312.0		2,867.2		2,071.6		3,171.9		555.0		30,244.6
Allowance for credit losses, end of the period	Rs.	2,101.1	Rs.	2,638.6	Rs.	10,617.5	Rs.	3,876.7	Rs.	410.4	Rs.	3,950.4	Rs.	7,413.4	Rs.	22,548.6	Rs.	3,803.4	Rs.	57,360.1

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	7,413.4	Rs.	—	Rs.	—	Rs.	7,413.4
Allowance collectively evaluated for impairment		2,101.1		2,638.6		10,617.5		3,876.7		410.4		3,950.4		—		22,548.6		3,803.4		49,946.7
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		15,559.7		—		—		15,559.7
Loans collectively evaluated for impairment		4,494.5		4,441.6		15,486.0		5,150.7		1,068.6		6,781.6		—		3,421,142.7		1,518,709.0		4,977,274.7

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 8,713.3 million.

Allowance for credit losses as of March 31, 2017 are as follows:

	As of March 31, 2017
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	2,101.1	Rs.	2,638.6	Rs.	10,617.5	Rs.	3,876.7	Rs.	410.4	Rs.	3,950.4	Rs.	7,413.4	Rs.	22,548.6	Rs.	3,803.4	Rs.	57,360.1	US$	884.5
Write-offs		(5,155.0)		(11,639.3)		(1,453.4)		(3,227.4)		(32.9)		(2,793.5)		(2,261.7)		—		—		(26,563.2)		(409.6)
Net allowance for credit losses*		5,846.8		13,040.7		6,114.3		3,749.2		361.8		5,610.6		6,561.8		5,562.0		852.8		47,700.0		735.6
Allowance for credit losses, end of the period	Rs.	2,792.9	Rs.	4,040.0	Rs.	15,278.4	Rs.	4,398.5	Rs.	739.3	Rs.	6,767.5	Rs.	11,713.5	Rs.	28,110.6	Rs.	4,656.2	Rs.	78,496.9	US$	1,210.5

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	11,713.5	Rs.	—	Rs.	—	Rs.	11,713.5	US$	180.7
Allowance collectively evaluated for impairment		2,792.9		4,040.0		15,278.4		4,398.5		739.3		6,767.5		—		28,110.6		4,656.2		66,783.4		1,029.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		30,275.7		—		—		30,275.7		466.9
Loans collectively evaluated for impairment		6,105.6		6,467.4		21,060.1		6,086.6		1,678.2		11,306.1		—		3,996,257.3		1,909,672.7		5,958,634.0		91,883.3

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 9,748.6 million (US$ 150.2)

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

The following table summarizes the Bank’s TDR modifications during the year ended March 31, 2016 and March 31, 2017 presented by primary modification type and includes the financial effects of these modifications.

	Fiscal year ended March 31, 2016
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)

Retail Loans
Retail business banking	Rs.	19.0	Rs.	—	Rs.	19.0	Rs.	—	Rs.	—	Rs.	0.1
Commercial vehicle and construction equipment finance		67.0		—		67.0		—		—		17.0
Wholesale loans		38.0		—		38.0		—		—		23.1

Total(4)	Rs.	124.0	Rs.	—	Rs.	124.0	Rs.	—	Rs.	—	Rs.	40.2

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred
(4)	TDR modification during the year ended March 31, 2016 comprised of three cases.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31, 2017
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)

Retail Loans
Retail business banking	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		12,747.5		—		—		12,747.5		—		1,278.4

Total(4)	Rs.	12,747.5	Rs.	—	Rs.	—	Rs.	12,747.5	Rs.	—	Rs.	1,278.4

Total(4)	US$	196.6	US$	—	US$	—	US$	196.6	US$	—	US$	19.7

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred
(4)	TDR modification during the year ended March 31, 2017 comprised of one case.

The table below summarizes TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

	As of March 31, 2017
	recorded investments
	(In millions)
Retail loans
Retail business banking	Rs.	17.3
Commercial vehicle and construction equipment finance		45.4
Wholesale loans		40.5

Total	Rs.	103.2

Total	US$	1.6

Interest on loans by facility are as follows:

	Fiscal years ended March 31,
	2015		2016		2017		2017
	(In millions)
Wholesale loans	Rs.	105,465.8	Rs.	116,589.2	Rs.	134,543.1	US$	2,074.7
Retail loans		282,798.9		354,229.3		418,143.7		6,447.8

Total	Rs.	388,264.7	Rs.	470,818.5	Rs.	552,686.8	US$	8,522.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Sales/transfer of receivables

The following table summarizes the cash flows received during the years ended March 31, 2015, March 31, 2016 and March 31, 2017 from customers and paid to SPEs/transferees on securitized/ transferred performing loans:

	Fiscal years ended March 31,
	2015		2016		2017		2017
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	903.6	Rs.	664.3	Rs.	471.1	US$	7.3
Payments made		832.5		608.7		444.7		6.9
Cash flows on retained interests	Rs.	69.3	Rs.	55.7	Rs.	26.6	US$	0.4

Other key disclosures are as follows:

	As of March 31,
	2016		2017		2017
	(In millions)
Transferred receivables with continuing involvement	Rs.	1,159.9	Rs.	793.8	US$	12.2
Delinquencies		219.6		205.7		3.2
Credit losses		191.2		183.0		2.8
Retained interest in sold receivables		50.0		32.7		0.5

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2016 and March 31, 2017 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2016		2017		2017
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	4.5	Rs.	3.4	US$	0.1
Impact of 20% adverse change		8.3		6.4		0.1
Expected credit losses:
Impact of 10% adverse change		3.8		4.1		0.1
Impact of 20% adverse change		7.6		8.1		0.1

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

The Bank’s portfolio of loans, credit substitute securities and non-funded exposure is broadly diversified along industry and product lines, and as of March 31, 2016 and March 31, 2017 the exposures are as set forth below.

	As of March 31, 2016
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	670,622.8	Rs.	—	Rs.	21.6	Rs.	670,644.4	11.1%
Agriculture and Allied Activities		550,848.4		—		1,616.2		552,464.6	9.3
Wholesale Trade		349,927.1		12,389.4		36,108.5		398,425.0	6.6
Services		306,593.9		3,425.4		22,997.3		333,016.6	5.5
Retail trade		253,373.6		4,721.8		8,747.7		266,843.1	4.4
Automobile & Auto Ancillary		199,606.7		11,092.6		16,579.9		227,279.2	3.8
NBFC/Financial Intermediaries		130,684.6		89,328.1		2,174.3		222,187.0	3.7
Land Transport		183,707.5		690.7		3,342.8		187,741.0	3.1
Engineering		95,022.6		9,122.4		67,166.1		171,311.1	2.8
Food & Beverage		152,253.7		3,235.9		7,814.2		163,303.8	2.7
Coal & Petroleum Products		46,279.5		5,173.9		108,033.7		159,487.1	2.6
Real Estate & Property Services		121,992.9		3,200.9		16,380.3		141,574.1	2.3
Iron & Steel		97,934.7		19,910.6		17,559.2		135,404.5	2.2
Power		103,437.7		15,770.2		23,495.7		142,703.6	2.4
Others (none greater than 2%)		1,730,548.7		119,179.1		405,326.1		2,255,053.9	37.5

Total	Rs.	4,992,834.4	Rs.	297,241.0	Rs.	737,363.6	Rs.	6,027,439.0	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From fiscal 2017, Agriculture and allied activities is classified under Agriculture Production - Food, Agriculture Production - Non food, Agriculture –Allied, and Animal Husbandry, respectively. Services is classified under Business Services, and Consumer Services, respectively, and Wholesale Trade is classified under Wholesale Trade - non consumer goods, and Wholesale Trade-consumer goods, respectively. Credit Card receivables and Housing Loans hitherto classified under retail loans are now classified under Consumer Loans.

	As of March 31, 2017
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	1,526,978.2	Rs.	—	Rs.	0.2	Rs.	1,526,978.4	US$	23,546.3	21.0%
NBFC/Financial Intermediaries		180,220.7		158,378.6		5,211.1		343,810.4		5,301.6	4.7
Retail trade		320,876.9		2,941.7		9,952.3		333,770.9		5,146.8	4.6
Automobile & Auto Ancillary		240,301.6		31,661.9		24,816.3		296,779.8		4,576.4	4.1
Agriculture Production — Food		282,673.8		2,075.0		458.3		285,207.1		4,398.0	3.9
Consumer Services		260,053.9		4,500.5		20,152.1		284,706.5		4,390.2	3.9
Wholesale Trade- Consumer Goods		232,111.9		5,190.8		20,611.1		257,913.8		3,977.1	3.6
Road Transportation		241,771.3		—		4,104.8		245,876.1		3,791.5	3.4
Wholesale Trade - Non Consumer Goods		166,940.1		3,144.3		34,878.0		204,962.4		3,160.6	2.8
Agriculture Production — Non Food		202,350.3		—		1.5		202,351.8		3,120.3	2.8
Food & Beverage		166,494.3		12,354.5		12,309.0		191,157.8		2,947.7	2.6
Real Estate & Property Services		168,660.4		1,585.4		20,566.5		190,812.3		2,942.4	2.6
Engineering		110,827.8		4,900.7		74,511.2		190,239.7		2,933.5	2.6
Coal & Petroleum Products		48,513.8		2,136.8		123,490.2		174,140.8		2,685.3	2.4
Power		125,213.0		20,395.7		24,455.8		170,064.5		2,622.4	2.3
Business Services		159,666.1		1,786.1		6,561.8		168,014.0		2,590.8	2.3
Banks and Financial Institutions		40,763.1		3,402.7		122,099.8		166,265.6		2,563.8	2.3
Telecom		108,104.6		21,406.2		20,134.3		149,645.1		2,307.6	2.1
Others (none greater than 2%)		1,406,387.9		143,679.7		343,910.8		1,893,978.4		29,205.5	26.0

Total	Rs.	5,988,909.7	Rs.	419,540.6	Rs.	868,225.1	Rs.	7,276,675.4	US$	112,207.8	100.0%

The Bank’s ten largest exposures as of March 31, 2016 and March 31, 2017, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2016
	Funded Exposure		Non-Funded Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	108,184.1	Rs.	180.1	Rs.	108,364.2
Borrower 2		30,964.7		66,380.0		97,344.7
Borrower 3		43,112.6		32,000.0		75,112.6
Borrower 4		51,398.8		14,208.0		65,606.8
Borrower 5		65,000.0		17.1		65,017.1
Borrower 6		31,714.8		18,588.4		50,303.2
Borrower 7		7,098.0		34,471.8		41,569.8
Borrower 8		5,030.7		30,177.6		35,208.3
Borrower 9		35,000.0		—		35,000.0
Borrower 10		33,549.0		664.9		34,213.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2017
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	19,561.0	Rs.	87,324.0	Rs.	106,885.0	US$	1,648.2
Borrower 2		54,388.2		19,055.1		73,443.3		1,132.5
Borrower 3		65,000.0		40.1		65,040.1		1,002.9
Borrower 4		33,472.8		28,647.0		62,119.8		957.9
Borrower 5		45,790.0		12,808.7		58,598.7		903.6
Borrower 6		50,000.0		—		50,000.0		771.0
Borrower 7		40,000.0		—		40,000.0		616.8
Borrower 8		19,071.8		20,926.2		39,998.0		616.8
Borrower 9		34,744.2		1,240.0		35,984.2		554.9
Borrower 10		7,502.1		28,443.7		35,945.8		554.3

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2016		2017		2017
	(In millions)
Land and premises	Rs.	16,225.4	Rs.	16,987.3	US$	261.9
Software and systems		17,785.6		22,004.6		339.3
Equipment and furniture		55,013.0		60,004.5		925.3

Property and equipment, at cost		89,024.0		98,996.4		1,526.5
Less: Accumulated depreciation		53,344.3		60,027.1		925.6

Property and equipment, net	Rs.	35,679.7	Rs.	38,969.3	US$	600.9

Depreciation and amortization charged for the years ended March 31, 2015, March 31,2016 and March 31, 2017 was Rs. 6,905.8 million, Rs. 7,427.5 million and Rs. 8,876.9 million (US$ 136.9 million), respectively.

14. Goodwill and other intangible assets

Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 1,155.6 million) for the year ended March 31, 2016 and the year ended March 31, 2017. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2016 and March 31, 2017:

	As of March 31, 2016						As of March 31, 2017
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	US$	—
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		4,414.0		—		4,414.0		4,414.0		—		—
Favorable leases		543.0		538.0		5.0		543.0		541.0		2.0		—

Total	Rs.	16,002.0	Rs.	15,997.0	Rs.	5.0	Rs.	16,002.0	Rs.	16,000.0	Rs.	2.0	US$	—

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

The aggregate amortization charged for the years ended March 31, 2015, March 31, 2016 and March 31, 2017 was Rs. 219.0 million, Rs. 7.0 million and Rs. 3.0 million, respectively.

The estimated amortization expense for intangible assets for each of the five succeeding twelve months period is given in the table below:

	As of March 31,
	2017		2017
	(In millions)
To be amortized during the twelve months ending March 31:
2018	Rs.	1.0	US$	—
2019		1.0		—
2020		—		—
2021		—		—
2022		—		—

15. Other assets

Other assets include the following:

	As of March 31,
	2016		2017		2017
	(In millions)
Security deposits for leased property	Rs.	4,626.8	Rs.	4,934.5	US$	76.1
Sundry accounts receivable		17,405.1		19,844.2		306.0
Advance tax (net of provision for taxes)		17,156.8		16,876.6		260.2
Advances		3,670.2		3,696.3		57.0
Prepaid expenses		595.9		800.8		12.3
Restricted cash/securitization margin for credit enhancement and securitized transactions		4,138.6		5,998.6		92.5
Derivatives (refer to note 24)		85,223.0		139,217.1		2,146.8
Others		21,396.9		25,406.4		391.9

Total	Rs.	154,213.3	Rs.	216,774.5	US$	3,342.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2016 and March 31, 2017 were as follows:

	As of March 31,
	2016		2017		2017
	(In millions)
Interest-bearing:
Savings deposits	Rs.	1,478,861.2	Rs.	1,935,786.3	US$	29,850.2
Time deposits		3,096,553.3		3,341,857.7		51,532.1

Total interest-bearing deposits		4,575,414.5		5,277,644.0		81,382.3
Non-interest-bearing deposits		882,445.8		1,153,678.9		17,790.0

Total	Rs.	5,457,860.3	Rs.	6,431,322.9	US$	99,172.3

As of March 31, 2016 and March 31, 2017, time deposits of Rs. 2,517,530.9 million and Rs. 2,721,768.7 million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2016 and March 31, 2017, time deposits in excess of Rs. 0.1 million aggregated Rs. 2,925,037.7 million and Rs. 3,161,579.1 million, respectively.

As of March 31, 2017, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2017
	(In millions)
Due to mature in the fiscal year ending March 31:
2018	Rs.	2,721,768.7	US$	41,970.2
2019		371,321.8		5,725.9
2020		117,128.0		1,806.1
2021		43,869.7		676.5
2022		56,892.8		877.3
Thereafter		30,876.7		476.1

Total	Rs.	3,341,857.7	US$	51,532.1

17. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2016 and March 31, 2017 comprised of the following:

	As of,
	March 31, 2016		March 31, 2017		March 31, 2017
	(In millions)
Borrowed in the call market	Rs.	15,792.8	Rs.	21,202.2	US$	326.9
Term borrowings from institutions/banks		74,603.8		127,400.0		1,964.5
Foreign currency borrowings		163,165.8		173,663.4		2,678.0

Total	Rs.	253,562.4	Rs.	322,265.6	US$	4,969.4

Total borrowings outstanding:

Maximum amount outstanding	Rs.	367,195.2	Rs.	566,512.5	US$	8,735.7

Average amount outstanding	Rs.	245,039.3	Rs.	331,951.7	US$	5,118.8

Weighted average interest rate		2.9%		3.4%		3.4%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Long-term debt

Long-term debt as of March 31, 2016 and March 31, 2017 comprised of the following:

	As of
	March 31, 2016		March 31, 2017		March 31, 2017
	(In millions)
Subordinated debt	Rs.	164,204.5	Rs.	149,020.0	US$	2,297.9
Others		358,109.0		581,969.0		8,974.1
Less: Debt issuance cost		*		(68.3)		(1.1)

Total	Rs.	522,313.5	Rs.	730,920.7	US$	11,270.9

*	The Bank has adopted the provisions of ASU 2015-03- “Interest-Imputation of Interest (subtopic 835-30)”, prospectively. Refer to note 2(w)

The below table presents the balance of long-term debt as of March 31, 2016 and March 31, 2017 and the related contractual rates and maturity dates:

	Years ended March 31,
	2016				2017
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Lower Tier II
Fixed rate	2017 - 2025	6.00% to 10.70%	Rs.	121,420.0	2018-2027	6.00% to 10.70%	Rs.	121,215.9	US$	1,869.2
Upper Tier II
Fixed rate	2017 - 2021	8.70% to 10.85%		34,159.0	2018-2021	8.70% to 10.85%		27,797.7		428.6
Variable rate	2017	USD LIBOR+1.2%		6,625.5	—	—		—		—
Perpetual debt	2017 - 2018	9.92%		2,000.0	—	—		—		—
Others*

Variable rate—(1)	2017 - 2020	1.08% to 4.30%		63,207.3	2018-2022	2.20% to 3.70%		22,013.6		339.5

Variable rate—(2)	2017 - 2020	9.40% to 11.05%		74,787.4	2018-2021	8.00% to 11.35%		74,677.8		1,151.5
Fixed rate—(1)	2017 - 2026	8.27% to 10.81%		142,750.0	2018-2027	7.07% to 10.35%		444,930.8		6,860.9
Fixed rate—(2)	2017 - 2018	1.20% to 4.30%		77,364.3	2018	1.62% to 4.30%		40,284.9		621.2

Total			Rs.	522,313.5			Rs.	730,920.7	US$	11,270.9

*	Variable rate (1) and fixed rate (2) represent foreign currency debt

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2017
	(In millions)
Due in the twelve months ending March 31:
2018	Rs.	167,491.4	US$	2,582.8
2019		143,988.3		2,220.3
2020		136,973.9		2,112.2
2021		7,560.0		116.6
2022		12,069.7		186.1
Thereafter		262,837.4		4,052.9

Total	Rs.	730,920.7	US$	11,270.9

During the year ended March 31, 2017 the Bank issued subordinated debt qualifying for Lower Tier II capital, under RBI regulatory guidelines, amounting to nil (previous period nil) and raised other long-term debt Rs. 335,048.9 million (previous period Rs. 129,121.4 million).

As of March 31, 2016 and March 31, 2017, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 140,571.6 million and Rs. 62,353.1 million, respectively, and functional currency borrowings aggregating to Rs. 217,537.4 million and Rs. 519,615.9 million, respectively.

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2016		2017		2017
	(In millions)
Bills payable	Rs.	73,785.0	Rs.	166,670.9	US$	2,570.1
Remittances in transit		25,641.8		73,262.4		1,129.7
Accrued expenses		27,224.7		33,715.2		519.9
Accounts payable		36,181.4		47,871.4		738.2
Derivatives (refer to note 24)		78,582.4		145,060.5		2,236.9
Others		43,532.3		43,502.2		670.8

Total	Rs.	284,947.6	Rs.	510,082.6	US$	7,865.6

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2016 and March 31, 2017 was Rs. 299.2 million and Rs. 251.4 million (US$ 3.9 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after tax for the years ended March 31, 2016 and March 31, 2017.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2015	Rs.	10,259.0	Rs.	567.4	Rs.	10,826.4
Net unrealized gain/(loss) arising during the period		4,562.9		240.3		4,803.2
Amounts reclassified to income		(4,114.3)		—		(4,114.3)

Balance, March 31, 2016	Rs.	10,707.6	Rs.	807.7	Rs.	11,515.3

Balance, March 31, 2016	Rs.	10,707.6	Rs.	807.7	Rs.	11,515.3
Net unrealized gain/(loss) arising during the period		17,910.7		(209.2)		17,701.5
Amounts reclassified to income		(3,185.2)		—		(3,185.2)

Balance, March 31, 2017	Rs.	25,433.1	Rs.	598.5	Rs.	26,031.6

Balance, March 31, 2017	US$	392.2	US$	9.2	US$	401.4

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related tax effect for period ended March 31, 2016 and March 31, 2017.

	As of March 31,
	2016		2017		2017
	(In millions)
Available for sale securities:

Realized (gain)/loss on sales of available for sale securities, net	Rs.	(6,346.6)	Rs.	(4,884.3)	US$ (75.3)
Other than temporary impairment losses on available for sale securities		54.9		13.4	0.2

Total before tax	Rs.	(6,291.7)	Rs.	(4,870.9)	US$ (75.1)
Income tax		2,177.4		1,685.7	26.0

Net of tax	Rs.	(4,114.3)	Rs.	(3,185.2)	US$ (49.1)

21. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2015		2016		2017		2017
	(In millions)
Current income tax expense	Rs.	54,954.4	Rs.	68,947.3	Rs.	84,273.5	US$	1,299.6
Deferred income tax (benefit) expense		(352.1)		(1,410.4)		(5,048.6)		(77.9)
Interest on income tax refund		(82.4)		—		—		—

Income tax expense	Rs.	54,519.9	Rs.	67,536.9	Rs.	79,224.9	US$	1,221.7

Pretax income and income tax expense are substantially all from India

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is the reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2015		2016		2017		2017
	(In millions)
Income before income tax expense	Rs.	154,024.6	Rs.	185,586.8	Rs.	219,965.5	US$	3,392.0
Statutory income tax rate		33.99%		34.61%		34.61%		34.61%
Expected income tax expense		52,353.0		64,227.9		76,125.7		1,174.0
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund, net of tax effect		(54.4)		—		—		—
Nondeductible stock-based compensation		3,106.3		4,358.5		2,839.0		43.8
Income exempt from taxes		(1,026.6)		(1,140.5)		(997.2)		(15.4)
Effect of change in statutory tax rate		—		(274.3)		—		—
Other, net		141.6		365.3		1,257.4		19.3

Income tax expense	Rs.	54,519.9	Rs.	67,536.9	Rs.	79,224.9	US$	1,221.7

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2016		2017		2017
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	14,396.4	Rs.	19,491.1	US$	300.6
Investments, others		—		265.2		4.1
Derivatives		497.2		633.2		9.8
Employee benefits		1,579.6		1,666.7		25.7
Others		3,146.1		3,453.0		53.1

Deferred tax asset		19,619.3		25,509.2		393.3

Taxable temporary differences:
Property and equipment		935.2		1,196.1		18.4
Loan origination cost		2,291.2		2,883.5		44.5
Investments, others		117.3		—		—
Unrealized gain on securities available for sale		5,583.4		13,367.7		206.1
Intangible assets		1.7		0.7		—

Deferred tax liability		8,928.8		17,448.0		269.0

Net deferred tax asset (liability)	Rs.	10,690.5	Rs.	8,061.2	US$	124.3

Management believes that the realization of the recognized deferred tax assets is more likely than not based on expectations as to future pretax income.

The total unrecognized tax benefit as on March 31, 2016 and March 31, 2017 is Rs. 648.3 million and Rs. 648.3 million, respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax authorities) is pending from fiscal 2015 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
	2016		2017		2017
	(In millions)
Opening balance	Rs.	648.3	Rs.	648.3	US$	10.0
Increase/(decrease) related to prior year tax positions		—		—		—

Closing balance	Rs.	648.3	Rs.	648.3	US$	10.0

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense provisions by Rs. 648.3 million as of March 31, 2017 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

The Bank’s policy is to include interest and penalties related to gross unrecognized tax benefits within income taxes.

22. Stock-based compensation

The stock-based compensation plans of the Bank are as follows.

Employees Stock Option Scheme(ESOP):

The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D”, in June 2010 Plan “E”, in June 2013 Plan “F” of the Employees’ Stock Option Scheme (the “Plan”). The Bank reserved 50.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D” the Bank reserved 75.0 million equity shares with an aggregate nominal value of Rs.150.0 million. The Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 200.0 million, for issuance under each Plan “E” and “F”. The annual general meeting held on July 21, 2016, approved Plan “G” and reserved 100.0 million equity shares with aggregate nominal value of Rs. 200.0 million for grant under this plan. Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share.

Plan A provides for the issuance of options at the recommendation of the Compensation Committee of the Board (the “Compensation Committee”) at an average of the daily closing prices on the BSE Limited during the 60 days preceding the date of grant of options, which was the minimum prescribed option price under regulations then issued by the Securities and Exchange Board of India (“SEBI”). Presently, there are no stock options issued and outstanding under Plan A and Plan B.

Plan B, Plan C, Plan D, Plan E, Plan F and Plan G provide for the issuance of options at the recommendation of the Compensation Committee at the closing price on the working day immediately preceding the date when options are granted on an Indian stock exchange. For Plan B the price is that quoted on an Indian stock exchange with the highest trading volume during the preceding two weeks, while for Plan C, Plan D, Plan E, Plan F and Plan G, the price is that quoted on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Presently, there are no stock options issued and outstanding under Plan B and Plan G.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Modification of employee stock option schemes

During the period ended March 31, 2015, March 31, 2016 and March 31, 2017, there were no modifications to employee stock option schemes.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2015	2016	2017
Dividend yield	0.82%	0.73%	—
Expected volatility	24.30%-32.00%	23.29%-26.46%	—
Risk-free interest rate	8.42%-8.63%	7.71%-8.07%	—
Expected term (in years)	4.13-5.45	4.21-5.66	—

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted years ending March 31,
	2015	2016	2017
Options available to be granted, beginning of period*	112,121,300	72,847,350	31,534,850
Equity shares allocated for grant under the plan	—	—	—
Options granted	(41,659,000)	(44,836,200)	—
Forfeited/lapsed*	2,385,050	3,523,700	2,138,800

Options available to be granted, end of period	72,847,350	31,534,850	33,673,650

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/ lapse are not available for re-issue.

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2015			2016			2017
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	92,476,600	Rs.	556.06	109,033,000	Rs.	683.16	128,654,300	Rs.	840.19
Granted	41,659,000		835.50	44,836,200		1,092.65	—		—
Exercised	(22,700,740)		438.50	(21,691,200)		563.78	(34,359,200)		658.20
Forfeited	(2,296,500)		761.32	(3,466,800)		900.81	(1,992,500)		981.44
Lapsed	(105,360)		368.42	(56,900)		546.78	(146,300)		857.61

Options outstanding, end of period	109,033,000	Rs.	683.16	128,654,300	Rs.	840.19	92,156,300	Rs.	904.97

Options exercisable, end of period	41,871,400	Rs.	537.99	49,681,000	Rs.	661.84	56,314,000	Rs.	835.06

Weighted average fair value of options granted during the year		Rs.	302.31		Rs.	377.69		Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about stock options outstanding as of March 31, 2017:

		As of March 31, 2017
Plan	Range of exercise price	Number Of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.680.00 to Rs.835.50 (or US$ 10.49 to US$ 12.88)	4,644,400	2.34	Rs. 690.91
Plan D	Rs.680.00 (or US$ 10.49)	3,334,300	2.33	680.00
Plan E	Rs.468.40 to Rs.680.00 (or US$ 7.22 to US$ 10.49)	15,094,600	2.18	650.01
Plan F	Rs.835.50 to Rs. 1,097.80 (or US$ 12.88 to US$ 16.93)	69,083,000	3.90	985.92

The intrinsic value, of options exercised during the year ended March 31, 2015, March 31, 2016 and March 31, 2017 at grant date was Rs. 122.1 million, Rs. 66.7 million and Rs. 140.7 million, respectively, and at exercise date was Rs. 9,662.4 million, Rs. 11,005.5 million and Rs. 26,951.4 million, respectively. The aggregate intrinsic value as of grant date and as at March 31, 2017 attributable to options which are outstanding as on March 31, 2017 was Rs. 28.9 million (previous year Rs. 169.6 million) and Rs. 49,546.3 million (previous year Rs. 30,648.5 million), respectively. The aggregate intrinsic value as at grant date and as at March 31, 2017 attributable to options exercisable as on March 31, 2017 was Rs. 28.9 million (previous year Rs. 169.6 million) and was Rs. 34,213.2 million (previous year Rs. 20,334.8 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 9,138.8 million, Rs. 12,593.8 million and Rs. 8,203.2 million during the years ended March 31, 2015, March 31, 2016 and March 31, 2017, respectively. There is no tax benefit recognized associated with share-based compensation expense. As of March 31, 2017, there were 35,842,300 (previous year 78,973,300) unvested options with weighted average exercise price of Rs. 1,014.8 (previous year Rs. 952.4) and aggregate intrinsic value at grant date and as at March 31, 2017, was nil (previous year nil) and was Rs. 15,333.0 million (previous year Rs. 10,313.7 million), respectively. As at March 31, 2017, the total estimated compensation cost to be recognized in future periods was Rs. 3,333.8 million (previous year Rs. 11,752.8 million). This is expected to be recognized over a weighted average period of 0.5 years.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2016 and March 31, 2017:

	As of March 31,
	2016		2017		2017
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	3,105.9	Rs.	3,590.6	US$	55.4
Service cost		513.3		860.6		13.3
Interest cost		256.1		454.6		7.0
Actuarial(gains)/ losses		(41.7)		774.5		11.9
Benefits paid		(243.0)		(454.7)		(7.0)

Projected benefit obligation, end of the period		3,590.6		5,225.6		80.6

Change in plan assets:
Fair value of plan assets, beginning of the period		2,428.8		2,879.3		44.4
Expected return on plan assets		212.3		389.7		6.0
Actuarial gains/(losses)		(136.9)		486.9		7.5

Actual return on plan assets		75.4		876.6		13.5
Employer contributions		618.1		601.0		9.3
Benefits paid		(243.0)		(454.7)		(7.0)

Fair value of plan assets, end of the period		2,879.3		3,902.2		60.2

Funded Status	Rs.	(711.3)	Rs.	(1,323.4)	US$	(20.4)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 1,008.0 million. The accumulated benefit obligation as of March 31, 2016 and March 31, 2017 was Rs. 2,137.2 million and Rs. 2,949.5 million, respectively. The vested accumulated benefit obligation as on March 31, 2016 and March 31, 2017 was Rs. 1,680.6 million and Rs. 2,600.5 million, respectively.

Net gratuity cost for the years ended March 31, 2015, March 31, 2016 and March 31, 2017 was comprised of the following components:

	Fiscal years ended March 31,
	2015		2016		2017		2017
	(In millions)
Service cost	Rs.	504.7	Rs.	513.3	Rs.	860.6	US$	13.3
Interest cost		182.4		256.1		454.6		7.0
Expected return on plan assets		(166.2)		(212.3)		(389.7)		(6.0)
Actuarial (gains)/losses		(9.1)		95.2		287.6		4.4

Net gratuity cost	Rs.	511.8	Rs.	652.3	Rs.	1,213.1	US$	18.7

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2015	2016	2017
	(% per annum)
Discount rate*	8.0	8.6	6.8- 8.1
Rate of increase in compensation levels of covered employees	8.0	8.0	5.0-12.0
Rate of return on plan assets	8.0	8.0	7.0-7.6

Mortality rates used are based on the published “Indian Assured Lives Mortality (2006-2008) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2018	Rs.	648.9
2019		506.6
2020		411.4
2021		351.2
2022		319.8
2023 - 2027		1,296.5

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2017

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2017, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2017
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	71.6%	22.7%	34.8%
Debenture and bonds	20.8%	25.2%	49.1%
Equity securities	5.5%	49.2%	—
Other	2.1%	2.9%	16.1%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2017 are provided separately.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2016 and March 31, 2017:

	As of March 31,
	2016		2017		2017
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	574.4	Rs.	696.8	US$	10.7
Service cost		9.9		12.9		0.2
Interest cost		44.9		53.4		0.8
Actuarial (gains)/losses		169.4		25.3		0.4
Benefits paid		(101.8)		(66.2)		(1.0)

Projected benefit obligation, end of the period		696.8		722.2		11.1

Change in plan assets:
Fair value of plan assets, beginning of the period		419.1		383.8		5.9
Expected return on plan assets		32.1		26.1		0.4
Actuarial gains/(losses)		14.3		7.6		0.1

Actual return on plan assets		46.4		33.7		0.5
Employer contributions		20.1		10.3		0.2
Benefits paid		(101.8)		(66.2)		(1.0)

Fair value of plan assets, end of the period		383.8		361.6		5.6

Funded Status	Rs.	(313.0)	Rs.	(360.6)	US$	(5.5)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 71.8 million. The accumulated benefit obligation as of March 31, 2016 and March 31, 2017 was Rs. 431.6 million and Rs. 467.1 million, respectively. The vested accumulated benefit obligation as of March 31, 2016 and March 31, 2017 was Rs. 409.2 million and Rs. 441.8 million, respectively.

Net pension cost for the year ended March 31, 2015, March 31, 2016 and March 31, 2017 was comprised of the following components:

	As of March 31,
	2015		2016		2017		2017
	(in millions)
Service cost	Rs.	10.2	Rs.	9.9	Rs.	12.9	US$	0.2
Interest cost		43.7		44.9		53.4		0.8
Expected return on plan assets		(36.0)		(32.1)		(26.1)		(0.4)
Actuarial (gains)/losses		34.8		155.1		17.7		0.3

Net pension cost	Rs.	52.7	Rs.	177.8	Rs.	57.9	US$	0.9

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2015	2016	2017
	(% per annum)
Discount rate*	8.0	8.6	8.1
Rate of increase in compensation levels of covered employees	8.0	8.0	8.0
Rate of return on plan assets	8.0	8.0	7.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2006-2008) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2018	Rs.	70.9
2019		69.6
2020		84.1
2021		59.9
2022		66.7
2023-2027		104.8

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2017.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2017 is as follows:

Asset category	Funds managed by trust
Government securities	6.9%
Debenture and bonds	87.7%
Other	5.4%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 32 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2016 and March 31, 2017 are summarized in the table below.

	As of March 31, 2016						As of March 31, 2017
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	431.2	Rs.	—	Rs.	—	Rs.	457.7
Funds managed by insurance company (2)		—		2,202.1		—		—		3,186.0		—
Funds managed by trust
— Government securities		—		112.1		—		—		114.7		—
— Debenture and bonds		—		444.4		—		—		444.2		—
— Others		73.3		—		—		61.2		—		—

Total	Rs.	73.3		Rs. 2,758.6	Rs.	431.2	Rs.	61.2	Rs.	3,744.9	Rs.	457.7

							US$	1.0	US$	57.8	US$	7.1

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2015 and 2016.

	Funds managed by Insurance companies as of March 31,
	2016		2017		2017
	(In millions)
Particular
Opening balance	Rs.	489.2	Rs.	431.2	US$	6.6
Realized interest credited to fund		53.3		47.8		0.7
Contribution during the period		61.6		124.4		1.9
Amount paid towards claim		(172.9)		(145.7)		(2.1)

Closing balance	Rs.	431.2	Rs.	457.7	US$	7.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the Life Insurance Corporation of India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 536.8 million, Rs. 565.4 million and Rs. 786.7 million to the superannuation plan for the years ended March 31, 2015, March 31, 2016 and March 31, 2017, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 1,724.9 million, Rs. 2,069.3 million and Rs. 2,920.0 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the years ended March 31, 2015, March 31, 2016 and March 31, 2017, respectively.

Compensated absences

The Bank has provided for unutilized leave balances as on March 31, 2017 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2016 and March 31, 2017, together with the fair values on each reporting date.

	As of March 31, 2016
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)

Interest rate derivatives	Rs.	2,203,083.9	Rs.	9,007.6	Rs.	9,620.6	Rs.	(613.0)
Forward rate agreements		4,292.5		3.0		3.1		(0.1)
Currency options		252,982.7		1,359.3		1,836.7		(477.4)
Currency swaps		110,112.4		5,423.7		3,359.7		2,064.0
Forward exchange contracts		5,290,757.7		69,429.4		63,762.3		5,667.1

Total	Rs.	7,861,229.2	Rs.	85,223.0	Rs.	78,582.4	Rs.	6,640.6

	As of March 31, 2017
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)

Interest rate derivatives	Rs.	2,391,507.8	Rs.	9,099.4	Rs.	8,722.7	Rs.	376.7	US$	36,877.5	US$	5.8
Forward rate agreements		—		—		—		—		—		—
Currency options		189,005.0		2,072.5		2,066.0		6.5		2,914.5		0.1
Currency swaps		142,555.8		4,154.6		4,084.1		70.5		2,198.2		1.1
Forward exchange contracts		4,699,301.4		123,890.6		130,187.7		(6,297.1)		72,464.2		(97.1)

Total	Rs.	7,422,370.0	Rs.	139,217.1	Rs.	145,060.5	Rs.	(5,843.4)	US$	114,454.4		US$ (90.1)

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2015		2016		2017		2017
	(In millions)
Interest rate derivatives	Rs.	(383.4)	Rs.	(1,063.1)	Rs.	399.3	US$	6.2
Forward rate agreements		3.0		2.1		1.2		—
Currency options		303.0		413.4		677.7		10.4
Currency swaps		151.3		829.5		(2,453.4)		(37.8)
Forward exchange contracts		(7,466.9)		14,885.3		(4,363.3)		(67.3)

Total gains/(losses)	Rs.	(7,393.0)	Rs.	15,067.2	Rs.	(5,738.5)		US$ (88.5)

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

	As of March 31, 2016
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	85,223.0	Rs.	—	Rs.	85,223.0	Rs.	60,816.4	Rs.	4,181.1	Rs.	20,225.5
Securities purchased under agreements to resell		1,019.9		—		1,019.9		—		1,019.9		—
Financial liabilities
Derivative liabilities	Rs.	78,582.4	Rs.	—	Rs.	78,582.4	Rs.	60,816.4	Rs.	83.4	Rs.	17,682.6
Securities sold under repurchase agreements		306,060.0		—		306,060.0		—		306,060.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2017
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	139,217.1	Rs.	—	Rs.	139,217.1	Rs.	106,010.2	Rs.	2,911.9	Rs.	30,295.0	US$	467.2
Securities purchased under agreements to resell		50,000.0		—		50,000.0		—		50,000.0		—		—
Financial liabilities
Derivative liabilities	Rs.	145,060.5	Rs.	—	Rs.	145,060.5	Rs.	106,010.2	Rs.	2,772.7	Rs.	36,277.6	US$	559.4
Securities sold under repurchase agreements		—		—		—		—		—		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case by case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 15.9 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10 the Bank has recognized a liability of Rs. 1,872.5 million and Rs. 2,339.2 million as of March 31, 2016 and March 31, 2017, respectively, in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, the Bank has recognized a liability of Rs. 917.7 million and Rs. 977.2 million as of March 31, 2016 and March 31, 2017, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2016		2017		2017
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	194,250.1	Rs.	202,430.1	US$	3,121.5
Performance guarantees		140,364.7		166,964.2		2,574.6
Documentary credits		317,525.8		359,613.7		5,545.3

Total	Rs.	652,140.6	Rs.	729,008.0	US$	11,241.4

Estimated fair values:
Guarantees	Rs.	(1,872.5)	Rs.	(2,339.2)	US$	(36.1)
Documentary credits		(326.1)		(340.2)		(5.2)

Total	Rs.	(2,198.6)	Rs.	(2,679.4)	US$	(41.3)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 78.6 billion and Rs. 73.2 billion as of March 31, 2016 and March 31, 2017, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 429.7 billion and Rs. 419.0 billion (US$ 6.5 billion) as of March 31, 2016 and March 31, 2017, respectively. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 1,629.8 billion and Rs. 2,159.0 billion (US$ 33.3 billion) as of March 31, 2016 and March 31, 2017, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2016 and March 31, 2017. The estimated fair value amounts as of March 31, 2016 and March 31, 2017 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

Derivatives

See note 24

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2016										March 31, 2017
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	377,671.7	Rs.	377,671.7	Rs.	—	Rs.	—	Rs.	377,671.7	Rs.	430,708.6	Rs.	430,708.6	Rs.	—	Rs.	—	Rs.	430,708.6	US$	6,641.6	US$	6,641.6
Term placements		148,899.8		—		148,799.4		—		148,799.4		131,069.5		—		130,997.9		—		130,997.9		2,021.1		2,020.0
Investments held for trading		71,860.9		4,850.7		67,010.2		—		71,860.9		35,363.7		4.8		35,358.9		—		35,363.7		545.3		545.3
Investments available for sale*		1,877,975.6		44,045.7		1,816,921.8		17,008.1		1,877,975.6		2,110,677.4		8,198.7		2,080,579.6		21,899.1		2,110,677.4		32,547.1		32,547.1
Securities purchased under agreements to resell		1,019.9		—		1,019.9		—		1,019.9		50,000.0		—		50,000.0		0.0		50,000.0		771.0		771.0
Loans		4,935,474.3		—		1,489,193.0		3,475,164.4		4,964,357.4		5,910,412.8		—		1,791,981.2		4,169,757.8		5,961,739.0		91,139.7		91,931.2
Accrued interest receivable		58,276.4		—		58,276.4		—		58,276.4		67,356.6		—		67,356.6		—		67,356.6		1,038.7		1,038.7
Other assets		132,220.5		—		130,716.0		—		130,716.0		190,567.3		—		189,085.7		—		189,085.7		2,938.6		2,915.7
Financial Liabilities:
Interest-bearing deposits		4,575,414.5		—		4,607,536.5		—		4,607,536.5		5,277,644.0		—		5,316,226.4		—		5,316,226.4		81,382.3		81,977.3
Non-interest-bearing deposits		882,445.8		—		882,445.8		—		882,445.8		1,153,678.9		—		1,153,678.9		—		1,153,678.9		17,790.0		17,790.0
Securities sold under repurchase agreements		306,060.0		—		306,060.0		—		306,060.0		—		—		—		—		—		—		—
Short-term borrowings		253,562.4		—		251,572.8		—		251,572.8		322,265.6		—		321,708.0		—		321,708.0		4,969.4		4,960.8
Accrued interest payable		41,184.3		—		41,184.3		—		41,184.3		44,487.6		—		44,487.6		—		44,487.6		686.0		686.0
Long-term debt		522,313.5		—		587,196.0		—		587,196.0		730,920.7		—		758,454.8		—		758,454.8		11,270.9		11,695.5
Accrued expenses and other liabilities		229,628.0		—		229,628.0		—		229,628.0		449,454.6		—		449,454.6		—		449,454.6		6,930.7		6,930.7

*	excluding investments carried at cost Rs. 708.2 million (US$10.9 million) (as at March 31, 2016, Rs.708.8 million)

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

Summarized segment information for the years ended March 31, 2015, March 31, 2016 and March 31, 2017:

	Fiscal years ended March 31,
	2015								2016
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	110,165.3	Rs.	108,033.7	Rs.	17,977.3	Rs.	236,176.3	Rs.	143,024.7	Rs.	127,326.0	Rs.	22,010.8	Rs.	292,361.5
Net interest income/(expense) (Internal)		74,670.9		(67,529.7)		(7,141.2)		—		94,302.1		(88,187.6)		(6,114.5)		—
Net interest revenue		184,836.2		40,504.0		10,836.1		236,176.3		237,326.8		39,138.4		15,896.3		292,361.5
Less: Provision for credit losses		12,355.4		4,644.8		—		17,000.2		19,103.0		2,428.3		—		21,531.3

Net interest revenue, after allowance for credit losses		172,480.8		35,859.2		10,836.1		219,176.1		218,223.8		36,710.1		15,896.3		270,830.2
Non-interest revenue		73,189.9		9,557.4		(2,925.8)		79,821.5		85,999.6		11,630.8		(796.5)		96,833.9
Non-interest expense		(132,305.4)		(11,547.9)		(1,119.7)		(144,973.0)		(167,739.7)		(13,149.2)		(1,188.4)		(182,077.3)

Income before income tax	Rs.	113,365.3	Rs.	33,868.7	Rs.	6,790.6	Rs.	154,024.6	Rs.	136,483.7	Rs.	35,191.7	Rs.	13,911.4	Rs.	185,586.8

Income tax expense							Rs.	54,519.9							Rs.	67,536.9

Segment assets:
Segment total assets	Rs.	3,528,407.2	Rs.	2,248,913.1	Rs.	481,695.5	Rs.	6,259,015.8	Rs.	4,534,800.3	Rs.	2,741,500.9	Rs.	460,422.1	Rs.	7,736,723.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31
	2017
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)

Net interest income/(expense) (External)	Rs.	188,803.6	Rs.	159,644.3	Rs.	3,347.7	Rs.	351,795.6	US$	5,424.7
Net interest income/(expense) (Internal)		97,969.3		(100,757.5)		2,788.2		—		—
Net interest revenue		286,772.9		58,886.8		6,135.9		351,795.6		5,424.7
Less: Provision for credit losses		31,341.7		6,609.7		—		37,951.4		585.2

Net interest revenue, after allowance for credit losses		255,431.2		52,277.1		6,135.9		313,844.2		4,839.5
Non-interest revenue		95,914.4		11,090.1		3,321.6		110,326.1		1,701.3
Non-interest expense		(187,591.4)		(15,352.0)		(1,261.4)		(204,204.8)		(3,148.8)

Income before income tax	Rs.	163,754.2	Rs.	48,015.2	Rs.	8,196.1	Rs.	219,965.5	US$	3,392.0

Income tax expense							Rs.	79,224.9	US$	1,221.7

Segment assets:
Segment total assets	Rs.	4,987,187.1	Rs.	3,346,273.0	Rs.	733,520.4	Rs.	9,066,980.5	US$	139,814.7

27. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2016 and March 31, 2017 aggregated Rs. 3,706.4 million and Rs. 4,010.7 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2017 aggregated to Rs. 7,759.1 million (previous year Rs. 6,909.6 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease commitments

The Bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal at the option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of March 31,
	2015		2016		2017		2017
	(In millions)

The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	8,974.5	Rs.	10,464.6	Rs.	11,548.5	US$	178.1

The future minimum lease payments as of March 31, 2017 were as follows:

Year ending March 31,	Payments
	(In millions)
2018	Rs.	9,955.4	US$	153.5
2019		8,984.2		138.5
2020		8,511.5		131.2
2021		7,542.9		116.3
2022		6,815.6		105.1
Thereafter		31,549.1		486.5

Total	Rs.	73,358.7	US$	1,131.1

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

Reward points

The movement in provision for credit card and debit card reward points as of March 31, 2016 and March 31, 2017 is as follows:.

	As of March 31,
	2016		2017		2017
	(In millions)
Opening provision of reward points	Rs.	2,000.7	Rs.	3,063.6	US$	47.2
Provision made during the year		1,482.7		2,786.8		43.0
Utilization/write back of provision		(732.1)		(2,093.6)		(32.3)

Effect of change in rate of accrual of reward points		202.0		242.8		3.7
Effect of change in cost of reward points		110.3		312.8		4.9

Closing provision of reward points	Rs.	3,063.6	Rs.	4,312.4	US$	66.5

28. Related party transactions

The Bank’s principal related parties consist of HDFC Limited, its principal owner, subsidiaries of HDFC Limited and affiliates of the Bank. Transactions disclosed under “others” primarily consist of transactions with subsidiaries of HDFC Limited and affiliates of the Bank. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank, being an authorized dealer, deals in foreign exchange and derivative transactions with certain parties which include the principal owner and related companies. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The Bank’s related party balances and transactions are in the normal course of business and are summarized as follows:

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances payable to related parties are as follows:

	As of March 31,
	2016						2017
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	43,353.7	Rs.	6,827.2	Rs.	50,180.9	Rs.	24,262.8	Rs.	11,708.6	Rs.	35,971.4	US$	554.7
Balances in interest-bearing deposits		701.9		1,176.9		1,878.8		739.7		713.4		1,453.1		22.4
Accrued expenses and other liabilities		269.3		—		269.3		336.7		—		336.7		5.2

Total	Rs.	44,324.9	Rs.	8,004.1	Rs.	52,329.0	Rs.	25,339.2	Rs.	12,422.0	Rs.	37,761.2	US$	582.3

Balances receivable from related parties are as follows:

	As of March 31,
	2016						2017
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	38.2	Rs.	38.2	Rs.	—	Rs.	38.0	Rs.	38.0	US$	0.6
Other assets		164.5		893.5		1,058.0		233.1		2,255.5		2,488.6		38.4

Total	Rs.	164.5	Rs.	931.7	Rs.	1,096.2	Rs.	233.1	Rs.	2,293.5	Rs.	2,526.6	US$	39.0

Purchase of property and equipment from related parties for the years ended March 31, 2016 and 2017 were nil. Purchase and sale of investments from Others for the year ended March 31, 2017 were Rs. 53,163.0 million (previous year Rs. 35,658.9 million) and Rs. 3,502.0 million (previous year Rs. 3,407.1 million), respectively. Investment of Others in the Bank’s tier II bonds for the year ended March 31, 2017 were Rs. 1,200.0 million (previous year Rs. 900.0 million).

Included in the determination of net income are the following significant transactions with related parties:

	March 31,
	2015						2016						2017
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	1,443.7	Rs.	7,108.8	Rs.	8,552.5	Rs.	1,788.3	Rs.	9,578.1	Rs.	11,366.4	Rs.	2,074.5	Rs.	10,356.4	Rs.	12,430.9	US$	191.7
Interest and Dividend revenue		—		73.4		73.4		—		22.9		22.9		—		37.2		37.2		0.6
Interest expense-Deposits		(76.0)		(224.8)		(300.8)		(72.5)		(212.8)		(285.3)		(55.7)		(117.7)		(173.4)		(2.7)
Non-interest expense-Administrative and other		(1,377.9)		(1,023.0)		(2,400.9)		(2,451.6)		(1,343.1)		(3,794.7)		(3,405.7)		(1,582.2)		(4,987.9)		(76.9)
Non-interest expense-Premises and equipment		(20.4)		(7.2)		(27.6)		(20.5)		(7.6)		(28.1)		(25.3)		(7.7)		(33.0)		(0.5)

Other transactions with the Bank’s principal owner are as follows:

During the years ended March 31, 2016 and March 31, 2017, the Bank purchased loans from the principal owner aggregating Rs. 127,733.7 million and Rs. 138,456.5 million, respectively. Dividends paid to the principal owner during the years ended March 31, 2016 and March 31, 2017 were Rs. 3,145.7 million and Rs. 3,735.5 million, respectively. The Bank also enters into foreign exchange and derivative transactions with its principal owner. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2017 was Rs. 6,657.7 million (previous year Rs. 4,912.1 million) and Rs. 273.3 million (previous year Rs. 99.5 million), respectively. During the year ended March 31, 2017, the Bank subscribed to debt securities of Rs. 23,200.0 million (previous year Rs. 14,150.0 million) issued by the principal owner. During the year ended March 31, 2017, the Bank issued Guarantees on behalf of its Principal owner and Others for Rs. 1.2 million (previous year Rs.1.4 million) and for Rs. 13.4 million (previous year Rs. 13.4 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For contributions made to provident funds and pension funds set up by the Bank, see note 23 – Retirement benefits.

29. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 28.4 million and nil were excluded from the calculation of diluted earnings per share for the years ended March 31, 2016 and March 31, 2017, respectively, as these were anti-dilutive.

	As of March 31,
	2015	2016	2017
Weighted average number of equity shares used in computing basic earnings per equity share	2,423,777,245	2,517,429,120	2,544,333,609
Effect of potential equity shares for stock options outstanding	23,563,558	27,938,561	31,017,917

Weighted average number of equity shares used in computing diluted earnings per equity share	2,447,340,803	2,545,367,681	2,575,351,526

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2015		2016		2017		2017
Basic earnings per share	Rs.	40.94	Rs.	46.84	Rs.	55.23	US$	0.85
Effect of potential equity shares for stock options outstanding		0.39		0.51		0.66		0.01

Diluted earnings per share	Rs.	40.55	Rs.	46.33	Rs.	54.57	US$	0.84

Basic earnings per ADS	Rs.	122.82	Rs.	140.52	Rs.	165.69	US$	2.55
Effect of potential equity shares for stock options outstanding		1.17		1.53		1.98		0.03

Diluted earnings per ADS	Rs.	121.65	Rs.	138.99	Rs.	163.71	US$	2.52

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2017 cannot exceed 35% of net income of Rs. 145,496.4 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2015, March 31, 2016 and March 31, 2017 were Rs. 8.00, Rs. 9.50 and Rs. 11.0 per equity share, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-deposit taking non-bank finance company and a subsidiary of the Bank. As at March 31, 2017, HDFC Bank Ltd. and its subsidiaries effectively hold 96.8%. The financial statements of HDBFSL are consolidated.

On December 1, 2016, Atlas Documentary Facilitators Company Private Limited (“ADFC”) and its subsidiary HBL Global Private Limited (“HBL”) amalgamated with HDBFSL. ADFC specializes in back office processing and the Bank regularly transacts business with ADFC. As of the date of amalgamation the Bank effectively held 59.0% equity interests of ADFC and consolidated its financial statements. HBL provides direct sales support for certain products of the Bank. As of date of amalgamation ADFC held 98.0% of its equity and the financial statements of HBL were consolidated.

In terms of the scheme of amalgamation HDBFSL issued 7,540,515 equity shares of Rs. 10 each to ADFC equity shareholders (in the ratio of 16.75 HDBFSL equity shares of Rs. 10 each for every 1 (one) equity share of Rs. 10/- of ADFC) and it also issued 20,470 HDBFSL equity shares of Rs. 10 each to HBL equity shareholders (in the ratio of 102.35 HDBFSL equity shares of Rs. 10 each for every 1 (one) equity share of Rs. 10 of HBL). In terms of the scheme of amalgamation it was agreed that the “effective date” of the amalgamation would be the date or the last of the dates on which the certified copies of the orders passed by the High Court of Judicature at Bombay and the High Court of Judicature at Gujarat, approving the scheme, are filed by each of the Transferor Companies (viz. ADFC and HBL) and the Transferee Company (viz. HDBFSL) with the respective Registrar of Companies (ROC). Accordingly, December 1, 2016 is determined as the “Effective Date” of the Scheme of Amalgamation between ADFC and HBL with HDBFSL being the last of the dates on which the certified copy of the Bombay High Court order approving the Scheme was filed with the ROC by the transferor companies.

The amalgamation did not have a material impact on the Bank’s financial condition and results of operation since the financial statements of the three named companies i.e., HDBFSL, ADFC and HBL were hitherto also consolidated by the Bank.

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2017 the Bank holds a 97.9% effective equity interest. The financial statements of HSL are consolidated.

31. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates as at March 31, 2017:

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

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/(decrease) in the carrying value in these companies was Rs. 47.7 million in fiscal March 31, 2017 (previous year Rs. 50.3 million). This is included under non-interest revenue—other, net.

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

Held to maturity securities: There were no HTM securities as of March 31, 2016 and March 31, 2017.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 708.8 million on a recurring basis as of March 31, 2016, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

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

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs.708.2 million (US$ 10.9 million) on a recurring basis as of March 31, 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	35,363.7	Rs.	4.8	Rs.	35,358.9	Rs.	—
Securities Available-for-Sale		2,110,677.4		8,198.7		2,080,579.6		21,899.1

Total	Rs.	2,146,041.1	Rs.	8,203.5	Rs.	2,115,938.5	Rs.	21,899.1

Total	US$	33,092.4	US$	126.5	US$	32,628.2	US$	337.7

There have been no transfers between level 1, 2 and 3 for the year ended March 31, 2016 and March 31, 2017.

The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the year ended March 31, 2016 and March 31, 2017:

Particulars	As of March 31, 2016
	(in millions)

Beginning balance at April 1, 2015	Rs.	16,249.4
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		(70.3)
Purchases/additions		4,575.8
Sales		—
Issuances		—
Settlements		(3746.8)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2016	Rs.	17,008.1

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of March 31, 2017
	(in millions)

Beginning balance at April 1, 2016	Rs.	17,008.1
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		115.8
Purchases/additions		19,233.1
Sales		—
Issuances		—
Settlements		(14,457.9)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2017	Rs.	21,899.1

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	139,217.1	Rs.	—	Rs.	139,217.1	Rs.	—
Derivative liabilities	Rs.	145,060.5	Rs.	—	Rs.	145,060.5	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Subsequent events

In the meeting of Board of Directors of the Bank held on April 21, 2017, the Board recommended a dividend of Rs.11.0 per share, which has been subsequently approved by the shareholders for payment in their Annual General Meeting, held on July 24, 2017. The amount of such dividend aggregated to Rs. 28,312.7 million.

The Bank has evaluated subsequent events from the balance sheet date through July 31, 2017 and determined that there are no other items to disclose.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashidhar Jagdishan
Name: Sashidhar Jagdishan
Title: Chief Financial Officer
Date: July 31, 2017

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

1.5	Amendment to Memorandum of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2016)

2.1	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))

2.2	Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on September 9, 2015 (Registration No. 333-175521))

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1	Consent of Independent Registered Public Accounting Firm KPMG

101	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2017 is formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.