Form 20-F
period 2018-03-31
HDFC BANK LTD
filed 2018-07-25
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

Name: Santosh Haldankar, Vice President (Legal) and Company Secretary

Telephone: 91-22-6652-1099

Email: Santosh.Haldankar@hdfcbank.com

Address: 4th floor, HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India.

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

Equity Shares, as of March 31, 2018            2,595,090,267

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location	Page

Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	29

		Selected Financial and Other Data	69

Item 4	Information on the Company	Business	4

		Selected Statistical Information	72

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	88

		Principal Shareholders	139

		Related Party Transactions	140

		Supervision and Regulation	149

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	88

Item 6	Directors, Senior Management and Employees	Business—Employees	27

		Management	118

		Principal Shareholders	139

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	139

		Management—Loans to Members of our Senior Management	131

		Related Party Transactions	140

Item 8	Financial Information	Reports of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-1

		Business—Legal Proceedings	28

Item 9	The Offer and Listing	Price Range of Our American Depositary Share and Equity Shares	53

		Restrictions on Foreign Ownership of Indian Securities	182

ii

	Item Caption	Location	Page
Item 10	Additional Information	Management	118

		Description of Equity Shares	55

		Dividend Policy	68

		Taxation	143

		Supervision and Regulation	149

		Exchange Controls	180

		Restrictions on Foreign Ownership of Indian Securities	182

		Additional Information	186

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	20

		Selected Statistical Information	72

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	63
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	132

		Management’s Report on Internal Control Over Financial Reporting	187

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	188

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	133

Item 16B	Code of Ethics	Management—Code of Ethics	133

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	134

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	134

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we”, “us”, “our”, “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Companies Act, 1956 (to the extent such enactment remains in force) and the Companies Act, 2013 (to the extent notified as of the date of this report) and all rules and regulations issued thereunder. References to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “INR”, “rupees” or “Indian rupees” are to the legal currency of India.

Our financial statements are presented in Indian rupees and in some cases translated into U.S. dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively, “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences applicable to our business include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes. References to a particular “fiscal” are to our fiscal year ended March 31 of such year.

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

During fiscal 2014, the rupee came under significant and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1% compared to the U.S. dollar. Investor expectations that reforms implemented by the Government of India (the “Government”) will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85% in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32% primarily reflecting global risk aversion and a strong U.S. dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1% against the U.S. dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the U.S. reform agenda. In fiscal 2018, the rupee ranged between a high of Rs. 65.71 per US$ 1.00 and a low of Rs. 63.38 per US$ 1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In the first quarter of fiscal 2019, the rupee depreciated by 5.1% against the U.S.dollar. Rising oil prices and consequently marginal deterioration of India’s current account deficit, (“CAD”), slowdown in global trade volumes and a general risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively so far this fiscal year.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian rupees and U.S. dollars based on the noon buying rate in the city of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal Year	Period End(1)	Average(1)(2)	High	Low
2014	60.00	60.35	68.80	53.65
2015	62.31	61.11	63.67	58.30
2016	66.25	65.39	68.84	61.99
2017	64.85	67.01	68.86	64.85
2018	65.11	64.46	65.71	63.38

(1)	The noon buying rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.
(2)	Represents the average of the noon buying rate for all days during the period.

The following table sets forth the high and low noon buying rate for the Indian rupee for each of the previous six months:

Month	Period End	Average	High	Low
January 2018	63.58	63.65	64.01	63.38
February 2018	65.20	64.43	65.20	63.93
March 2018	65.11	65.05	65.24	64.83
April 2018	66.50	65.67	66.92	64.92
May 2018	67.40	67.51	68.38	66.52
June 2018	68.46	67.79	68.81	66.87

Although we have translated selected Indian rupee amounts in this document into U.S. dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to U.S. dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 65.11 on March 30, 2018. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 20, 2018 was Rs. 64.38 per US$ 1.00.

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the Government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “ Risk Factors .”

BUSINESS

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to our customers in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe are high quality services, advanced technology platforms and superior execution.

We have three principal business activities: retail banking, wholesale banking and treasury operations. Our retail banking products include deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services, loans to small and medium enterprises and other services. On the wholesale banking front, we offer customers a range of financing products, such as documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. We offer a range of deposit and transaction banking services, such as cash management, custodial and clearing bank services and correspondent banking. Our treasury operations manage our balance sheet, and include customer driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities. Further, our non-banking finance company (“NBFC”) subsidiary HDB Financial Services Limited (“HDBFSL”), offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers brokerage accounts through our subsidiary HDFC Securities Limited (“HSL”).

Our financial conditions and results of operation are affected by general economic conditions prevailing in India. The Indian economy is one of the largest economies in the world with a gross domestic product (“GDP”) at current market prices of an estimated Rs. 152.5 trillion for fiscal 2017 and an estimated Rs. 167.5 trillion for fiscal 2018. In recent years, India has become a popular destination for foreign direct investment (“FDI”), owing to its well-developed private corporate sector, large consumer market potential, large pool of well-educated and English speaking workers and well established legal systems. Overall, India attracted FDI (including reinvested earnings) of approximately US$ 60.1 billion in fiscal 2017 and US$ 55.6 billion in fiscal 2016 as compared to an average of US$ 23.1 billion from fiscal 2001 through fiscal 2013. From April through September 2017, FDI equity inflows of US$ 25.35 billion were received, representing a 17% increase over the same period in fiscal 2017. One measure of India’s progress has been the upward trend in ease of doing business rankings, a measure published annually by the World Bank. In 2017, India jumped 30 places to the 100th spot and was ranked as one of the top 10 improvers year-over-year.

Although GDP grew at a slightly slower pace in fiscal 2017 than fiscal 2016 (with GDP growth of 7.1% compared to 8.2%), private final consumption grew at 7.3% for fiscal 2017. In the first quarter of fiscal 2018 GDP growth slowed down to a 13-quarter low at 5.6%, sharply lower than last year’s 8.1% expansion in the same quarter. GDP growth bounced back to 6.3% in the second quarter of fiscal 2018 after declining for the last five quarters, and has further been pegged at 7.0% for the third quarter of fiscal 2018, and 7.7% for the fourth quarter of fiscal 2018. While many economic indicators suggest a revival is underway, we believe that the improvement going forward may only be gradual, undermined by structural problems such as weak private consumption and low capacity utilization.

On the other hand, inflation also moderated during fiscal 2017, with the average level of Consumer Price Inflation (“CPI”) declining to 4.5% in fiscal 2017 from 4.9% in fiscal 2016. CPI in fiscal 2018 was 3.6% on average. In line with market expectations, the RBI, in its monetary policy announcements on February 7 and April 5, 2018 kept rates unchanged, in February also announcing the linking of the base rate to the Marginal Cost of Funds based Lending Rate (“MCLR”) with effect from April 1, 2018.

Notwithstanding some positive reversal in private investment growth over the course of fiscal 2018 (rising to 14.4% in the fourth quarter from 9.1%, 6.1% and 0.8% in the third, second and first quarter of fiscal 2018, respectively), we believe incremental pick up in private capital expenditures is likely to be sector and sub-sector specific and very gradual. In contrast to these positive signs seen in private capital expenditure, there has been a continued slowdown in private consumption growth up to the fourth quarter of fiscal 2018, during which growth picked up slightly to 6.7% from 5.9% in the third quarter. Previously, private consumption had declined to 6.8% in the second and 6.9% in the first quarter of fiscal 2018 from 9.3% in the third quarter of fiscal 2017.

Global growth is expected to pick up in 2018, with the International Monetary Fund (“IMF”) projecting 2018 GDP growth of 3.7% compared to 3.2% registered in 2016, which we believe means external demand is more likely to support growth going forward. The IMF has forecasted India GDP growth of 7.4% and 7.9% for 2018 and 2019.

We are constantly working to develop new technology and improve the digital aspects of our business. For example, we have recently invested in a digital banking platform, Backbase, to give a single unified omni-channel experience to our customers for mobility banking, online banking, the public website and payments. We have implemented mobile data based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak, and other recent technological developments include mobile banking applications, person-to-person smartphone payment solutions, secure payment systems and a virtual relationship manager for high net worth customers.

We have grown rapidly since commencing operations in January 1995. As of March 31, 2018, we had 4,787 branches, 12,635 ATMs in 2,691 cities and towns and 43.6 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 9,067.0 billion as of March 31, 2017 to Rs. 11,367.3 billion as of March 31, 2018. Our net income has increased from Rs. 140.5 billion for fiscal 2017 to Rs. 178.5 billion for fiscal 2018. Our loans and deposits as of March 31, 2018 were at Rs. 7,263.7 billion and Rs. 7,883.8 billion respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2018, gross non-performing customer assets as a percentage of gross customer assets was 1.41%, while net non-performing customer assets constituted 0.61% of net customer assets. In addition, our net customer assets represented 96.2% of our deposits and our deposits represented 69.4% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 42.2% of total deposits as of March 31, 2018. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 4.4% for fiscal 2018. We had a return on equity (net income as a percentage of average total shareholders’ equity) of 16.5% for fiscal 2018 and 14.9% for fiscal 2017, and at March 31, 2018 had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 14.82%. Our Common Equity Tier I (“CET-I”) ratio was 12.25% as at March 31, 2018.

About Our Bank

HDFC Bank was incorporated in August 1994 and commenced operations as a scheduled commercial bank in January 1995. In 2000, we merged with Times Bank Limited and, in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”). We are part of the HDFC Group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. HDFC Limited and its subsidiaries (together, “HDFC Group”) owned 20.93% of our outstanding equity shares as of March 31, 2018 and our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.

We have two subsidiaries: HDBFSL and HSL. HDBFSL is a non-deposit taking NBFC engaged primarily in the business of retail asset financing. HDBFSL’s total assets and shareholders’ equity as of March 31, 2018 were Rs. 447.5 billion and Rs. 62.0 billion, respectively. HDBFSL’s net income was Rs. 9.5 billion for fiscal 2018. As of March 31, 2018, HDBFSL had 1,165 branches across 831 cities in India. HSL is primarily in the business of providing brokerage and other investment services through the internet and other channels. HSL’s total assets and shareholders’ equity as of March 31, 2018 were Rs. 16.4 billion and Rs. 10.0 billion, respectively. HSL’s net income was Rs. 3.4 billion for fiscal 2018. On December 1, 2016, Atlas Documentary Facilitators Company Private Ltd. which provided back office transaction processing services to us, and its subsidiary HBL Global Private Ltd. which provided direct sales support for certain products of the Bank, amalgamated with HDBFSL.

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

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand and extensive reach through a large distribution network

At HDFC Bank, we are focused on understanding our customers’ financial needs and providing them with relevant banking solutions. We are driven by our core values - customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India , while delivering value to our customers, stakeholders, employees and our community. HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Most Valuable Brand” by BrandZ for the fourth consecutive year and were named the Best Domestic Bank – India by the Asiamoney India Banking Awards in 2017. We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns and over 43.6 million customers, and of our total branches, 53% were in the semi-urban and rural areas. Our branch network is further complemented by our digital strategy, including online and mobile banking solutions, to provide our customers with access to on-demand banking services, which we believe allows us to develop strong and loyal relationships with our customers. We are leveraging new technology to offer all banking solutions through the digital platform, which can be accessed by customers across devices of their choice.

We provide a wide range of products and high quality service to our clients in order to meet their banking needs

Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a “one-stop shop” for our customers’ banking needs. We consider our high quality service offerings to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvement. This pursuit of high quality service and operational execution directly supports our ability to offer a wide range of banking products.

Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, brokerage services, foreign exchange services, distribution of third party products (such as insurance and mutual funds), bill payments and sales of gold and silver bullion. In addition, we are the largest credit card issuer in India with 10.7 million cards outstanding as of March 31, 2018, and the second largest card issuer (across both debit and credit cards) amongst private sector banks in India, with 35.0 million total cards outstanding as of March 31, 2018. On the wholesale banking side, we offer customers working capital loans, term loans, bill collections, letters of credit, guarantees, foreign exchange and derivative products and investment banking services. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary HDBFSL offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as forms processing, documents verification and back-office services.

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

We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs. 9,067.0 billion as of March 31, 2017 to Rs. 11,367.3 billion as of March 31, 2018. Our net interest margin was 4.6% in fiscal 2017 and 4.7% in fiscal 2018. Our current and savings account deposits as a percentage of our total deposits were 43.5% as of March 31, 2018, and we believe this strong current and savings account profile has enabled us to tap into a low cost funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.41% as of March 31, 2018 and our net non-performing customer assets was 0.61% of net customer assets.as of March 31, 2018. Our net income has increased from Rs. 140.5 billion for fiscal 2017 to Rs. 178.5 billion for fiscal 2018. Net income as a percentage of average total shareholders’ equity was 14.9% in fiscal 2017 and 16.5% in fiscal 2018 and net income as a percentage of average total assets was 1.7% in fiscal 2017 and 1.9% in fiscal 2018. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.

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

Our aim has always been to improve customer experience through digital innovation as an “Experiential Leader” and we are constantly working to develop new technology and improve the digital aspects of our business. We have recently invested in a digital banking platform, Backbase, to give a single unified omni-channel experience to our customers for mobility banking, online banking, the public website and payments. The first phase of our mobile banking app has been rolled out to consumers, while our forward outlook and initiatives taken in in artificial intelligence-led conversational banking have helped us introduce information, assistance and commerce chatbots. Furthermore, with the pilot launch of “IRA” (Intelligent Robotic Assistant), an interactive humanoid placed in a branch to help in servicing, we set a benchmark for what we believe to be a best in class digital experience for customers. Other recent major technological developments include LITE App (a bilingual mobile banking application that does not require an internet connection); Missed Call Recharge to top-up prepaid mobile phone minutes; a person-to-person smartphone payment solution called “Chillr”; PayZapp with SmartBuy, a payment system to improve the Bank’s e-commerce processing capabilities; and the creation of a virtual relationship manager for high net worth customers. We have also rolled out product innovations like pre-approved personal loans for salaried accounts granted in as little as 10 seconds and “Digital Loan Against Securities (LAS) in under three minutes in three easy steps ”.

We have a dedicated digital innovation team to research and experiment with technology, which hosts a Digital Innovation Summit annually to attract new talent and business opportunities from the financial technology space. In addition, we have developed robust data analytic capabilities that allow us to cross-sell our products to customers through both traditional relationship management and interactive, on-demand methods depending on how customers choose to interact with us. We believe that our direct banking platforms are stable and robust, enabling new ways to connect with our customers to cross-sell various products and improve customer retention.

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of connecting with customers. We are in the process of putting in place advance models of these methods that we term “BBC” (Biometrics – BlockChain) in a “BBC Initiative”, together with conversational banking which is already in place (for example, our service Missed Call Commerce and Conversational Banking (“MCCB”)). We believe the BBC Initiative, which is most relevant for our connected customers, can help protect customer identity and establish authenticity (Biometrics) and promote secure and efficient interactions between customers and us (Blockchain), with an improved customer experience coming through artificial intelligence initiatives (Conversational Banking). For our customers with intermittent, limited or even no connectivity, or customers with evolving digital needs or preferences, we have introduced the MCCB service model and HDFC Bank LITE Banking (multilingual). We are continuously striving to improve our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to access and transact their banking accounts with the Bank.

In recent years we have been honored for our commitment to technology, including the Cisco-CNBC TV 18 Digitizing India Award for Innovations in the Financial Industry and Digital Banking, the IBA Banking Technology Award for Best Bank- IT Risk and Cyber Security Initiatives in 2017 the Best Bank – Banking Technology Excellence Award from IDRBT Banking Technology and the Businessworld Digital Leadership Award 2017 for Best Analytics Implementation. We believe our “Experiential Leadership” strategy and culture of innovation and development will be a crucial strength in remaining competitive in the years to come.

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

Our Business Strategy

Our business strategy emphasizes the following elements:

Increase our market share of India’s expanding banking and financial services industry

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong HDFC Bank brand and our extensive branch and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

Continue our investments in technology to support our digital strategy

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. We believe our culture of innovation and development to be crucial to remaining competitive. As part of our dedication to digitization and technological development, we have appointed a digital innovation team to research, develop and experiment with new technologies. In February 2017, we hosted our Digital Innovation Summit to tap into emerging technological trends and innovations in the financial technology space.

While we currently provide a range of options for customers to access their accounts, including internet banking, telephone banking, and banking applications on mobile devices, we believe additional investments in our technology infrastructure to further develop our digital strategy will allow us to cross-sell a wider range of products on our digital platform in response to our customers’ needs and thereby expand our relationship with our customers across a range of customer segments. We believe a comprehensive digital strategy will provide benefits in developing long-term customer relationships by allowing customers to interact with us and access their accounts wherever and whenever they desire.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.41% as of March 31, 2018 and our net non-performing customer assets as a percentage of net customer assets was 0.61% as of March 31, 2018. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest bearing current and low-interest bearing savings account deposits were 43.5% of our total deposits as of March 31, 2018. Our average cost of funds (including equity) was 4.6% for fiscal 2017 and 4.4% for fiscal 2018.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three fiscals:

	Year ended March 31,
	2016			2017			2018
	(in millions, except percentages)
Retail banking	Rs.	304,223.4	82.7%	Rs.	351,345.6	82.8%	Rs.	414,894.0	US$	6,372.2	81.6%
Wholesale banking		48,340.9	13.1%		63,367.2	14.9%		77,623.6		1,192.2	15.3%
Treasury operations		15,099.8	4.2%		9,457.5	2.3%		15,842.2		243.3	3.1%
Net revenue	Rs.	367,664.1	100.0%	Rs.	424,170.3	100.0%	Rs.	508,359.8	US$	7,807.7	100.0%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population in rural areas. We actively market our services through our branches and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe has helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement.

As of March 31, 2018, we had 4,787 branches and 12,635 ATMs in 2,691 cities and towns. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our branch and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans, of which 26.1% were unsecured, made up 70.7% of our gross loans as of March 31, 2018. Apart from our branches, we use our ATMs and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases, we obtain debit instructions / post-dated checks covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the gross book value and share of our retail credit products:

	At March 31, 2018 Value				% of Total Value
	(in millions)
Retail Assets:
Auto loans	Rs.	885,234.7	US$	13,596.0	16.9%
Personal loans / Credit Cards		1,187,127.1		18,232.6	22.7%
Retail business banking		1,305,219.8		20,046.4	24.9%
Commercial vehicle and construction equipment finance		595,813.6		9,150.9	11.4%
Housing loans		362,718.1		5,570.9	6.9%
Other Retail Loans		877,251.3		13,473.4	16.8%
Total retail loans		5,213,364.6		80,070.2	99.6%
Mortgage-backed securities		84.9		1.3	—%
Asset-backed securities		18,670.7		286.8	0.4%
Total retail assets	Rs.	5,232,120.2	US$	80,358.3	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

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

We also offer credit cards from the VISA, MasterCard and Diners platforms, including gold, silver, corporate, business, platinum, titanium, signature, world, black, infinite, credit cards under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. During fiscal 2017, the Bank launched three product variants—Regalia First Credit Card, Freedom Credit Card and the Bharat Cashback Credit Card. The launch of Regalia First is to enable the bank to cater to the needs of the rapidly growing super premium customer segment, the Freedom Credit Card caters to the youth segment of the country with an offering that meets their needs and the Bharat Cashback Credit Card caters to customers who had not previously had credit cards. We had approximately 8.5 million and 10.7 million cards outstanding as of March 31, 2017 and March 31, 2018, respectively. We believe that we are a leader in the credit cards segment.

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

Kisan Gold Card (Agri Loans)

Under the Kisan Gold Card, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme in order to assist the farmers in financing certain farming expenses, such as the production of crops, post-harvest repair and maintenance and the domestic consumption needs of the farmers. The amount of funding available is based on the farmer’s cropping pattern, the amount of land under utilization and the scale of financing and asset costs. The Bank offers both cash credit and term loan facilities under this product.

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

Retail Deposit Products

Retail deposits provide us with a low cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 74.0% of our total deposits as of March 31, 2018. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2018
	Value (in millions)				% of total
Savings	Rs.	2,193,458.7	US$	33,688.5	37.6%
Current		744,366.1		11,432.4	12.8%
Time		2,896,641.5		44,488.4	49.6%

Total	Rs.	5,834,466.3	US$	89,609.3	100.0%

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

We had mobilized US$ 3.4 billion in special Foreign Currency Non-Resident (“FCNR”) deposits from non-resident Indian (“NRI”) clients under the RBI swap window in fiscal 2014. A major portion of these deposits were issued for a 3-year tenor and by fiscal 2018, US$ 3.03 billion of the FCNR deposits were redeemed.

Other Retail Services and Products

Debit Cards

We had approximately 23.6 million and 24.3 million debit cards outstanding as of March 31,2017 and March 31, 2018, respectively. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

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

Insurance

We have arrangements with HDFC Standard Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited to distribute their life insurance and general insurance products, respectively, to our customers, and have recently entered into similar distribution arrangements with other insurance companies. We earn commissions on new premiums collected as well as some trailing income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal 2018 included fees of Rs. 11,923.4 million in respect of life insurance business, of which Rs. 4,067.7 million was for displaying publicity materials at the Bank’s branches/ATMs, and Rs. 2,034.3 million of fees in respect of general insurance business.

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

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2018, these accounts constituted 29% of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 728.6 billion as of March 31, 2017 and Rs 817.9 billion as of March 31, 2018.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

We identify and target distinct market customer segments for our retail services. We market our products through our branches, online through our website, through telemarketing and through our dedicated sales team for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package and we cross-sell several retail products to our customers. We also market our auto loan and two-wheeler loan products through joint efforts with relevant manufacturers and distributors.

We have programs that target other particular segments of the retail market. For example, our private and preferred banking programs provide customized financial planning to high net worth individuals. Private banking customers receive a personal investment advisor who serves as their single-point contact and compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service-intensive as our private banking program, preferred banking offers similar services to a slightly broader target segment. Top revenue-generating customers of our preferred banking program are channeled into our private banking program. As of March 31, 2018, 33% of our retail deposit customers contributed 80% of our retail deposits.

We also have a strong commitment to financial inclusion programs to extend banking services to underserved populations. Our Sustainable Livelihood Initiative targets lower income individuals to finance their economic activity, and also provide skill training, credit counseling, and market linkages for better price discovery. Through this initiative we reach out to the un-banked and under-banked segments of the Indian population.

Wholesale Banking

Overview

We provide our corporate and institutional clients a wide array of commercial banking products and transactional services.

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. Our financing products include loans, overdrafts, bill discounting and credit substitutes, such as commercial paper, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures.

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

	As of March 31,
	2016		2017		2018		2018
	(in millions)
Gross commercial loans	Rs.	1,534,268.7	Rs.	1,939,948.4	Rs.	2,162,814.4	US$	33,217.8
Credit substitutes:
Commercial paper	Rs.	258,006.4	Rs.	248,269.7	Rs.	34,248.6	US$	526.0
Non-convertible debentures		39,234.6		171,270.9		289,782.9		4,450.7
Total credit substitutes	Rs.	297,241.0	Rs.	419,540.6	Rs.	324,031.5	US$	4,976.7
Gross commercial loans plus credit substitutes	Rs.	1,831,509.7	Rs.	2,359,489.0	Rs.	2,486,845.9	US$	38,194.5

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2018, approximately 68.9% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 673.3 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk”.

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the marginal cost of funds based lending rate system while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2016		2017		2018		2018
	(in millions)
Bill collection	Rs.	3,595,361.1	Rs.	4,003,047.4	Rs.	4,345,163.8	US$	66,735.7
Documentary credits		982,710.6		1,172,946.1		1,262,413.0		19,388.9
Bank guarantees		241,990.0		226,961.8		289,821.8		4,451.3
Total	Rs.	4,820,061.7	Rs.	5,402,955.3	Rs.	5,897,398.6	US$	90,575.9

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2016, 2017 and 2018, together with the fair values on each reporting date.

	As of March 31,
	2016				2017				2018				2018
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	528,589.7	Rs.	(2,165.2)	Rs.	704,131.9	Rs.	(34.6)	Rs.	1,106,546.0	Rs.	1,847.5	US$	16,994.9	US$	28.4
Forward exchange contracts, currency swaps, currency options	Rs.	809,002.2	Rs.	3,166.4	Rs.	738,919.5	Rs.	(312.9)	Rs.	864,449.8	Rs.	(5,261.4)	US$	13,276.7	US$	(80.8)

Investment Banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecom, toll roads, healthcare, energy, real estate and cement. The group advised on aggregate issuances of over Rs. 770.6 billion worth of rupee denominated corporate bonds across public sector undertakings, financial institutions and the Bank’s corporate clients during fiscal 2018, becoming the second largest corporate bond arranger in the market for fiscal 2018. In the equity capital markets business, the group concluded initial public offerings of a small finance bank, an insurance company and a road infrastructure company; a rights issue of a steel company and a QIP of a cement company during fiscal 2018. In the advisory business, we advise clients in the infrastructure, financial services, industrials and healthcare sectors.

Wholesale Deposit Products

As of March 31, 2018, we had wholesale deposits aggregating over Rs. 2,049.3 billion, which represented 26.0% of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 10.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

Transactional Services

Cash Management Services

We believe that the Indian market is one of the most promising Cash Management Services (“CMS”) markets. However, it is also marked by some distinctive characteristics and challenges such as a vast geography, a large number of small business-intensive towns, a large unorganized sector in various business supply chains, and infrastructural limitations for accessibility to many parts of the country. Over the years, such challenges have made it a daunting task for CMS providers in the country to uncover the business potential and extend suitable services and product solutions to the business community.

We have been providing CMS to our customers from diverse industry segments. We believe that we have been consistently aligning our product and services strategy to meet our customers’ needs. This, we believe, has helped us to keep ahead of competitors and retain a satisfied customer base that is growing by the year.

We offer traditional and new age electronic banking products and experience an increasing demand for electronic banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market, i.e. electronic cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. As of the date hereof, over 70% of our transactions are done on the electronic platform.

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

Correspondent Banking Services

We act as a correspondent bank for co-operative banks, foreign banks and select private banks. We provide cash management services, funds transfer services, such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our overall cost of funds.

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

Tax Collections

We have been appointed by the Government of India to collect direct taxes. In fiscals 2017 and 2018 we collected Rs. 2,158 billion and Rs. 2,613 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and excise duties in India. In fiscals 2017 and 2018 we collected Rs. 1,522 billion and Rs. 1,874 billion, respectively, of such indirect taxes for the Government of India and relevant state governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to government entities.

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

Our client-based activities consist primarily of advising corporate and institutional customers and transacting spot and forward foreign exchange contracts and derivatives. Our primary customers are multinational corporations, large and medium sized domestic corporations, financial institutions, banks and public sector undertakings. We also advise and enter into foreign exchange contracts with some small companies and NRIs.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2016, 2017 and 2018 together with the fair values on each reporting date:

	As of March 31,
	2016				2017				2018				2018
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,678,786.7	Rs.	1,552.1	Rs.	1,687,375.9	Rs.	411.3	Rs.	1,980,227.2	Rs.	(750.2)	US$	30,413.6	US$	(11.5)
Forward exchange contracts, currency swaps, currency options	Rs.	4,844,850.6	Rs.	4,087.3	Rs.	4,291,942.7	Rs.	(5,907.2)	Rs.	3,876,140.5	Rs.	(1,124.3)	US$	59,532.2	US$	(17.3)

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

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2018, we had an internal aggregate approved limit of Rs. 300 million for market purchases and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for investment in index funds or equity mutual funds for proprietary trading. Our exposure as of March 31, 2018 was within these limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including branches, ATMs, telephone, mobile telephone and internet banking.

Branches

As of March 31, 2018, we had a total of 4,787 branches covering 2,691 cities and towns, which includes 33 banking outlets that were manned by our business correspondents. All of our branches are electronically linked so that our customers can access their accounts from any branch regardless of where they have their accounts.

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

As part of its branch licensing conditions, the RBI requires that at least 25% of all incremental branches added during the year be located in unbanked rural areas that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions. As per the guidelines of the RBI, a rural area is defined as a center with a population up to 9,999. As of March 31, 2018, 516 of our branches are in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”.

We have representative offices in the United Arab Emirates and Kenya and have a wholesale banking branch in Bahrain. We also have a full service banking branch in Hong Kong. In August 2014, we opened a branch in the Dubai International Financial Center (“DIFC”) in Dubai to offer advisory services to NRIs regarding treasury products, trade finance, loans and other related services. Through these branches, we provide services to NRIs, Indian corporates and their affiliates to cater to their international banking requirements. The Bank also opened an International Financial Service Centre Banking Unit at the Gujarat International Finance Tec-City (“GIFT”) in June 2017. The unit is regulated by the RBI.

Automated Teller Machines

As of March 31, 2018, we had a total of 12,635 ATMs, of which 5,867 were located at our branches or extension counters and 6,768 were located off site, including at large residential developments, or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC Bank ATMs. ATM cards issued by American Express or other banks in the Rupay, Visa, MasterCard, Maestro, Cirrus, Citrus or Discover Financial Services networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards can be used on ATMs of other banks while our ATM cards can be used on most of the ATM networks.

Telephone Banking

We provide telephone banking services to our customers in 2,691 cities and towns as at March 31, 2018. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check books, conduct balance inquiries and order stop payments of checks. In select cities, customers can also engage in financial transactions (such as opening deposits and ordering demand drafts). In certain cities, the Bank also has staff available during select hours to assist customers who want to speak directly to one of the Bank’s telephone bankers.

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

Internet Banking

Our “net banking” seeks to be a “virtual manifestation” of a physical branch. Through our internet banking channel, customers can perform various transactions, such as access account information, track transactions, request check books, request stop check payments, transfer funds between accounts and to third parties who maintain accounts with us or other banks, open fixed deposits, give instructions for the purchase and sale of units in mutual funds, pay bills and make demand draft requests. Customers can apply for cards and pre-approved loans online and even view details of existing ones. We encourage customer use of our internet banking service by offering some key services for free or at a lower cost.

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

The asset quality of the Indian banking industry continued to be under severe pressure during fiscal 2017 and majority of fiscal 2018 due to macroeconomic factors as well as sector-specific issues. The banking industry on an overall basis saw a sharp increase in stress and non-performing assets. We did not witness any significant deterioration in overall asset quality.

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

The retail credit risk team manages credit risk in retail assets and has the following constituents:

(a) Central Risk Unit: The central risk unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for launch of new products and new geographies. The central risk unit also conducts periodic reviews that cover our portfolio management information system, credit management information system and post-approval reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.

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

Our vehicle loans, personal loans, loan against gold and loan against securities are generally secured on the asset financed. Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases, we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offense in India to issue a bad check.

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

We do not extend credit on the judgment of one officer alone. Our credit approval process is based on a three-tier approval system that combines credit approval authorities and discretionary powers. The required three approvals are provided by credit approvers who derive their authority from their credit skills and experience. The level for approval of a credit varies depending upon the grading of the borrower, the quantum of facilities required and whether we have been dealing with the customer by providing credit facilities in the past. As such, initial approvals would typically require a higher level of approval for a borrower with the same grading and for sanctioning the same facility.

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower/business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by the RBI. The exposure-ceiling limit for a single borrower is 15% of a bank’s capital funds. This limit may be exceeded by an additional 5% (i.e. up to 20%), provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40% of a bank’s capital funds. This limit may be exceeded by an additional 10% (i.e., up to 50%), provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances and with the approval of its board, consider increasing its exposure to a borrower up to an additional 5% of its capital funds. Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (“AFC”), or NBFC-Infrastructure Finance Company (“IFC”) should not exceed 10%, 15% and 15%, respectively, of a bank’s capital funds. A bank may, however, assume exposures on a single NBFC, NBFC-AFC, or NBFC-IFC up to 15%, 20% and 20%, respectively, of its capital funds, provided the exposure in excess of 10%, 15% and 15% (referred to above) is on account of funds that the NBFC, NBFC-AFC, or NBFC-IFC has lent out to the infrastructure sector. In December 2016, the RBI issued the Large Exposure Framework, which aims to align the exposure norms for Indian Banks with the Basel Committee on Banking Supervision (“BCBS”). The guidelines are required to be fully implemented by March 31, 2019. See “Supervision and Regulation—Large Exposures Framework”.

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

The RBI restricts us from lending to companies with which we have any directors in common. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending”or “PSL”). See also “Supervision and Regulation—Directed Lending”.

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

Our Board of Directors has delegated the responsibility for market risk management of the balance sheet on an ongoing basis to the Asset Liability Committee (“ALCO”). This committee, which is chaired by the Managing Director and includes the heads of the business groups, generally meets fortnightly. The ALCO reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy, also reviews developments in the markets and the economy and their impact on the balance sheet and business along with review of the trading levels. Moreover, it reviews the utilization of liquidity and interest rate risk limits set by the Board of Directors and decides on the inter-segment transfer pricing policy.

The financial control department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the ALCO are being observed. Our treasury group also assists in implementing our asset liability strategy and in providing information to the ALCO.

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

The trading risk is managed by putting in place a sound process for price validation and by setting various limits or trigger levels, such as value at risk limits, stop loss trigger levels, price value per basis point (PV01) limits, option Greek limits, position limits, namely, intraday and net overnight forex open position as well as gap limits (aggregate and individual gap limits). Additional controls such as order size and outstanding exposure limits are prescribed, wherever applicable, based on case by case review. Moreover, measures such as investment limits and deal size thresholds are prescribed as part of the investment policy for managing outstanding investment or trading positions.

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

Validation of valuation models applied for validation of trading products are conducted by the treasury analytics team, which are then reviewed by the market risk department and governed by the Board of Directors approved ‘independent valuation model validation policy’. The Valuation Committee is apprised of the model validation results in its quarterly meetings. Moreover, the market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on month-end basis for accurate valuation pursuant to the Independent Valuation Model Validation Policy of the Bank.

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

ALM Support Group

The ALM support group is responsible for analyzing, monitoring, and reporting the relevant risk profiles to senior management and relevant committees. The ALM support group comprises the balance sheet management desk (Treasury), market risk department, treasury mid-office and Finance and Control.

Risk Measurement Systems and Reporting

Liquidity Risk

Liquidity risk is measured using the flow approach and the stock approach. The flow approach involves comprehensive tracking of cash flow mismatches, whereas the stock approach involves the measurement of critical ratios in respect of liquidity risk.

For measuring and managing net funding requirements, the use of a maturity ladder and calculation of cumulative surplus or deficit of funds at selected maturity dates has been adopted as a standard tool. The time buckets for classification of assets and liabilities for the purposes of this statement is as per the RBI’s prescribed guidelines.

Stock approach involves measurement of certain critical ratios in respect of liquidity risk. Based on the RBI guidelines, a set of liquidity ratios under stock approach are monitored on a periodic basis.

In addition, the Bank is required to maintain Liquidity Coverage Ratio. The regulatory minimum requirement for the ratio is 80% starting from January 1, 2017 (which was 70% between Jan 2016 to Dec 2016) and will rise in equal steps of 10% each year to reach 100% on January 1, 2019.

Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board approved liquidity stress framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.

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

The traditional gap analysis (“TGA”) method measures the level of a bank’s exposure to interest rate risk in terms of sensitivity of its NII to interest rate movements over a one-year horizon. It involves bucketing of all RSA, RSL and off-balance sheet items maturing or getting repriced in the next year and computing changes of income under 200 basis points upward and downward parallel rate shocks over a year’s horizon.

•	Economic Value Perspective (impact on market value of equity)

While earnings perspective calculates the short-term impact of the rate changes, the Economic Value Perspective calculates the long-term impact on the MVE of the Bank through changes in the economic value of its rate sensitive assets, liabilities and off-balance sheet positions. Economic value perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing of the modified duration gap between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of MVE to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under 200 basis points upward and downward parallel rate shocks.

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

Capital Requirement

Currently, the Bank follows the basic indicator approach for computing operational risk capital. The Bank has devised an operational risk measurement system compliant with an advanced measurement approach (“AMA”) for estimating operational risk capital for the standalone bank. The RBI has granted “in-principle” approval to the bank to migrate to AMA for calculating operational risk capital charge in parallel to the basic indicator approach followed currently.

Competition

We face intense competition in all of our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and, in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. Pursuant to these guidelines, in fiscal 2016 IDFC Bank and Bandhan Bank commenced banking operations.

In November 2014, the RBI released guidelines for the licensing of payments banks and small finance banks in the private sector. Since promulgation, such banks have been established and operational pursuant to these guidelines, which have increased competition in the markets in which we operate.

In August 2016, the RBI released final guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the “Non-Operative Financial Holding Company” structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. See “Supervision and Regulation—Entry of new banks in the private sector”.

Retail Banking

In retail banking, our principal competitors are large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among NRIs and also compete for non-branch-based products.

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

Employees

The number of our employees was 88,253 as of March 31, 2018. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1% of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay plans are comprised of periodic performance linked pay (PLP), annual performance linked bonus and employee stock option plans.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by government regulation under which the fund is required to pay to employees a minimum annual return, which is 8.55% at present. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our former-CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

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

As of March 31, 2018, we had a network consisting of 4,787 branches and 12,635 ATMs, including 6,768 at non-branch locations. These facilities are located throughout India with the exception of three branches which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya. The Bank set up and commenced business in an International Financial Service Centre Banking Unit at the Gujarat International Finance Tec-City in June 2017. This branch is treated as an overseas branch.

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

Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy, which is, in turn, linked to global economic conditions. Economic growth in India is affected by inflation, interest rates, external trade, capital flows and, given India’s dependence on imported oil for its energy needs, oil prices. The Indian economy in general and the agricultural sector in particular are also impacted by weather conditions, including the level and timing of monsoon rainfall. Investments by the corporate sector in India are affected by Government policies and decisions, including those relating to awards of licenses, access to land and natural resources and the protection of the environment. A slowdown in global growth and volatility in global financial markets could contribute to a weakness in the Indian financial and economic environment.

The global economy is expected to recover this year, with the IMF predicting global growth to recover to 3.9% in 2018 from 3.2% in 2016 and 3.7% in 2017, with growth in developed economies like the United States in particular picking up to 2.9% in 2018 from 2.3% in 2017. While emerging markets and developing economies are expected to record slightly higher growth at 4.9% in 2018 compared to 4.7% in 2017, the IMF expects China to see a moderation in its growth rate (from 6.9% in 2017 to 6.6% in 2018) and were this slowdown to be sharp, it could also have some negative implications for emerging markets, including India, through trade channels and impact on investors’ sentiment.

In addition, the continuation of a tighter monetary policy in the United States could further undermine financial stability in an emerging market economy like India, particularly if coupled with the start of tightening monetary policies in both the U.K. and the EU. Such economic conditions, including current and expected political uncertainties in the Eurozone, in particular, the negotiations between U.K. and EU policymakers following the U.K.’s vote to leave the European Union, could result in heightened volatility and risk on sentiment which could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. India also faces major challenges in sustaining its growth rate, including the need for substantial infrastructure development and improved access to healthcare and education.

In fiscal 2015, the Government introduced a new methodology for estimating the gross domestic product (“GDP”) and also began publishing sector data on a gross value added basis. According to the new methodology, India’s GDP grew by 7.5% in fiscal 2015, 8.0% in fiscal 2016, 7.1% in fiscal 2017 and 6.6% in fiscal 2018. In addition, the RBI entered into a monetary policy framework agreement with the Government of India, affirming that the RBI would pursue a consumer inflation target of 4% with an upper tolerance level of 6% and lower limit of 2% for the five years ending March 31, 2021. Actual inflation readings so far have remained within the RBI’s target zone—consumer price inflation declined to 4.5% in fiscal 2017 from 4.9% in fiscal 2016 and averaged 3.6% during fiscal 2018.

However, a return to a tighter interest rate regime on account of inflation, other market factors such as higher oil prices or changes in the conduct of monetary policy may put a constraint on economic growth in India. Any prolonged slowdown may adversely impact credit growth and the level of non-performing and restructured loans. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net profits and total assets.

If we are unable to manage our rapid growth, our operations may suffer and our performance may decline.

We have grown rapidly over the last three fiscals. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2017 grew at a compounded annual growth rate of approximately 22.9%. The compounded annual growth for the Indian banking industry for the same period is approximately 6.4%. The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2013, we had a branch network comprised of 3,062 branches, which increased to 4,787 branches as at March 31, 2018. Section 23 of the Banking Regulation Act, 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new branches. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open branches in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI has further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Branches”. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of branches we will be able to open, which would, in turn, have an impact on our future growth.

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

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2018, net interest revenue after allowances for credit losses represented 71.6% of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

The combination of global disinflationary pressures (a result of falling commodity prices and subdued growth), better supply management of food items, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices have helped to keep domestic inflation in check in recent years, thereby causing consumer price index inflation to decrease from levels of 8.25% in March 2014 to 5.25% in March 2015 to 4.83% in March 2016 to 3.89% in March 2017. For March 2018, although inflation was higher it remained within the RBI’s target zone at 4.3%. The softening in inflation led the RBI to cut the policy repo rate by 75 basis points in fiscal 2016, by another 50 bps in fiscal 2017. and by 25 basis points in fiscal 2018. In addition, in order to make the liquidity situation more comfortable, the RBI also conducted net open market operation (“OMO”) with purchases of Rs. 1.1 trillion in fiscal 2017 and sales of Rs. 0.9 trillion in fiscal 2016. Moreover, the demonetization of the 500 and 1000 rupee notes also provided the system with ample liquidity. In response to the declining policy rates, easing liquidity conditions, the benchmark bond yield eased during most of fiscals 2016 and 2017. However, recent yields have increased on concerns of higher inflation and looming fiscal concerns at both the center and state level. Further, considering the higher inflationary pressures, the RBI has increased the policy repo rate to 6.25% in June 2018.

On a going-forward basis, there are certain trends that could change interest rates or lead to increase in interest rate volatility. If the fiscal deficit for states is higher than the fiscal deficit target, or if crude oil prices remain relatively high, or if global interest rates rise rapidly, the RBI could raise rates in the current fiscal. A further narrowing of liquidity surplus (domestically or globally) could lead to further rise in bond yields in fiscal 2019. These trends could be more intense than we expect, or interest rates and bond yields could change as a result of a number of different factors which we cannot predict at this time. Any volatility in interest rates could thereby adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and non-performing credit substitutes represented 1.41% of our gross customer assets as of March 31, 2018. Our non-performing loans and non-performing credit substitutes net of specific provisions represented 0.61% of our net customer assets portfolio as of March 31, 2018. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2018, 72.4% of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See “Note 10—Loans” in our consolidated financial statements.

Provisions are created by a charge to expense, and represent our estimate for loan losses and risks inherent in the credit portfolio. See “Selected Statistical Information—Non-performing Loans”. The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. Further, as part of its supervision process, the RBI assesses our asset classification and provisioning requirements. In the event that additional provisioning is required by the RBI, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares. As part of an RBI supervisory process, the RBI has identified certain modifications in respect of our asset classification for three of our accounts. One of these accounts has since been upgraded to “standard” account classification. Any imposition in the future of even more stringent regulatory requirements or any directives by the RBI on the methodology of classification of non-performing loans may result in a significant increase in our non-performing loans in the future. If we are not able to continue to reduce our existing non-performing loans, or if there is a significant increase in the amount of new loans classified as non-performing loans as a result of a change in the methodology of non-performing loans classification mandated by the RBI or otherwise, our asset quality may deteriorate, our provisioning for probable losses may increase and our business, future financial performance and the trading price of our equity shares and ADSs could be adversely affected. In addition, we are a relatively young bank operating in a growing economy and we have yet not experienced a significant and prolonged downturn in the economy.

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India. For example, recently, certain state governments have announced waiver of amounts due under agricultural loans provided by the banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. It is unclear when the governments will compensate the banks for the waivers so announced. Further, such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by the RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2018, our largest single customer exposure was Rs. 91.0 billion, representing 9.8% of our capital funds, and our ten largest customer exposures totaled Rs. 651.4 billion, representing 69.9% of our capital funds, in each case, computed in accordance with RBI guidelines. None of our ten largest customer exposures were classified as non-performing as of March 31, 2018. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. In December 2016, the RBI released a framework for large exposures with limits on exposure of banks to single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base at all times. This framework is expected to be implemented in full by April 1, 2019 and the extant exposure norms applicable for credit exposure to individual borrowers or to groups of companies under the same management control will no longer be applicable from that date. Banks are required to gradually adjust their exposures so as to comply with the limits given in the framework for large exposures. In August 2016, the RBI issued guidelines proposing limits on the aggregate exposure of the banking system to large borrowers, with lending beyond the specified limits attracting higher risk weights and provisioning. These guidelines which are effective from April 1, 2017, and our focus on controlling and reducing concentration risk, may restrict our ability to grow our business with some customers, and require us to reduce our exposure to some groups.

Further, in February 2018, the RBI released a revised framework for resolution of stressed assets (“Revised Framework”) repealing the existing instructions on resolution of stressed assets including the ‘Framework for Revitalising Distressed Assets’, ‘Corporate Debt Restructuring Scheme’, ‘Flexible Structuring of Existing Long Term Project Loans’, ‘Strategic Debt Restructuring Scheme’, ‘Change in Ownership outside SDR’, and Scheme for Sustainable Structuring of Stressed Assets. The Revised Framework requires all lenders, including us, to put in place policies, approved by the board of directors of the lender, for resolution of stressed assets, including the timelines for resolution. As soon as there is a default in the borrower entity’s account with any lender, all lenders, either singly or jointly, shall be required to initiate steps to cure the default. Specifically, in respect of accounts to which the lenders have an aggregate exposure of more than Rs. 20 billion, the lenders are to implement a resolution plan within a certain period, failing which they are required to file an insolvency application, singly or jointly, under the Insolvency and Bankruptcy Code, 2016. See “Supervision and Regulations— Resolution of Stressed Assets”. If the lenders fail to meet such timelines, such lenders will be subject to stringent supervisory review and enforcement actions by the RBI, including higher provisioning on such accounts and monetary penalties.

As of March 31, 2018, our largest industry concentrations, based on RBI guidelines, were as follows: NBFC/financial intermediaries (4.8%), retail trade (4.4%), banks and financial institutions (4.2%) and, automobile & auto ancillary (3.9%). In addition, as of March 31, 2018, 22.4% of our exposures were consumer loans. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2018, our non-performing loans and credit substitutes as a percentage of total non-performing customer assets in accordance with U.S. GAAP were concentrated in the following industries: Wholesale trade- non industrial (14.0%), agriculture production-food (11.2%), food and beverage (6.4%), retail trade (5.8%) and agriculture—allied (5.7%). In addition, 14.0% of our non-performing customer assets were consumer loans.

We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability.

The RBI prescribes guidelines on PSL in India. Under these guidelines, banks in India are required to lend 40.0% of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The RBI has issued revised priority sector lending norms applicable from fiscal 2016 onwards. The priority sector requirements must be met as of March 31 of each year with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. From fiscal 2017, PSL achievement is required to be evaluated at the end of the fiscal based on the average of priority sector target /sub-target achievement as at the end of each quarter of that fiscal. See “Supervision and Regulation — Directed Lending”. Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with National Bank for Agriculture and Rural Development (“NABARD”) and other Funds with NABARD, National Housing Bank (“NHB”), Small Industries Development Bank of India (“SIDBI”) or Micro Units Development & Refinance Agency Limited (“MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion.

Further, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. The target for fiscal 2018 was 11.78%. Failure to maintain these lending levels to non-corporate farmers will attract penalties. The RBI has also directed banks to continue to pursue the target of 13.5% of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets.

Our total PSL achievement for fiscal 2018 stood at 41.2% and our achievement of direct lending to non-corporate farmers stood at 14.6% for fiscal 2018 as against a requirement of 40% and 11.78%, respectively. However, in fiscal 2018 agricultural loans made to small and marginal farmers were 7.3% of ANBC, against the requirement of 8.0%, with a shortfall of Rs. 96 billion. Advances to sections termed “weaker” by the RBI were 10.2% against the requirement of 10.0%. Our achievement stood at 14.7% compared to a target of 13.5% of ANBC towards lending to borrowers, who constituted the direct agriculture lending category under the earlier guidelines.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.6% as of March 31, 2018 (as compared to 0.4% as of March 31, 2017). Further expansion of the PSL scheme could result in an increase of non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

In addition to the PSL requirements, the RBI has encouraged banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. Future changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2018, 72.4% of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, the Bank’s records of borrowers’ and guarantors addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India, which negatively impacted the value of our collateral.

The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. In February 2018, RBI released a revised framework for resolution of stressed assets providing a simplified generic framework for resolution of stressed assets to harmonise the process of resolving stressed assets with the insolvency resolution process provided under the Insolvency and Bankruptcy Code, 2016 and the rules prescribed thereunder (the “Insolvency and Bankruptcy Code”). See “Supervision and Regulations – Resolution of Stressed Assets”.

The Insolvency and Bankruptcy Code was introduced in December 1, 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see “Supervision and Regulation—Insolvency and Bankruptcy Code”. However, given the limited experience of this framework, there can be no assurance that we will be able to successfully implement the above-mentioned mechanisms and recover the amounts due to us in full. The inability to foreclose on such loan dues or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income.

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

We may not adequately assess, monitor and manage risks inherent in our business, and any failure to manage risks could adversely affect our business, financial position or results of operations.

We are exposed to a variety of risks, including liquidity risk, interest rate risk, credit risk, operational risk (including fraud) and legal risk (including actions taken by our own employees). The effectiveness of our risk management is limited by the quality and timeliness of available data and other factors outside of our control.

For example, our hedging strategies and other risk management techniques may not be fully effective in mitigating risks in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some methods of managing risks are based upon observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be greater than the historical measures indicated. Other risk management methods depend upon an evaluation of information regarding markets, customers or other matters. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. As part of our ordinary decision making-process, we rely on various models for risk and data analysis. These models are based on historical data and supplemented with managerial input and comments. There are no assurances that these models and the data they analyze are accurate or adequate to guide our strategic and operational decisions and protect us from risks. Any deficiencies or inaccuracies in the models or the data might have a material adverse effect on our business, financial condition or results of operation.

Additionally, management of operational, legal or regulatory risk requires, among other things, policies and procedures to ensure certain prohibited actions are not taken and to properly record and verify a number of transactions and events. Although we believe we have established such policies and procedures, they may not be fully effective and we cannot guarantee that our employees will follow these policies and procedures in all circumstances. Unexpected shortcomings in these policies and procedures or a failure to follow them may have a materially adverse effect on our business, financial position or results of operations.

Our future success will depend, in part, on our ability to respond to new technological advances and emerging banking and finance industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies or adapt its transaction-processing systems to customer requirements or emerging market standards. Failure to properly monitor, assess and manage risks, could lead to losses which may have an adverse effect on our future business, financial position or results of operations.

In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

As of March 31, 2018, the RBI requires a minimum capital adequacy ratio of 10.875% (including capital conservation buffer) of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 14.82% as of March 31, 2018. Our CET-I ratio was 12.25% as of March 31, 2018. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India and in July 2015, the RBI issued a master circular consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: i) improving the quality, consistency and transparency of the capital base; ii) enhancing risk coverage; iii) grading the enhancement of the total capital requirement; iv) introducing a capital conservation buffer and countercyclical buffer; and v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier I capital instruments at a pre-specified trigger level. For Additional Tier I instruments issued before March 31, 2019, i.e., before the full implementation of Basel III there would be two pre-specified triggers. A lower pre-specified trigger at CET-I of 5.5% of risk weighted assets (“RWAs”) will apply and remain effective before March 31, 2019; from this date the trigger will be raised at CET-I of 6.125% of RWAs for all such instruments. Additional Tier I instruments issued on or after March 31, 2019 will have only one pre-specified trigger at CET-I of 6.125% of RWAs. The capital requirement, including the capital conservation buffer, will be 11.5% once these guidelines are fully phased in. Domestic systemically important banks (“D-SIB”) are required to maintain additional CET-I capital requirement ranging from 0.2% to 0.8% of risk weighted assets. We have been classified a D-SIB and we are required to maintain additional CET-I of 0.15% with effect from April 1, 2018 and will be required to maintain additional CET-I of 0.20% from April 1, 2019, respectively. See “Supervision and Regulation—Domestic Systemically Important Banks”. Banks will also be required to have an additional capital requirement towards countercyclical capital buffer varying between 0% and 2.5% of the risk weighted assets as and when announced by the RBI. The transitional arrangements began from April 1, 2013 and the guidelines will be fully phased-in and implemented as of March 31, 2019. Additionally, the Basel III Liquidity Coverage Ratio (“LCR”), which is a measure of the Bank’s high quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, began applying in a phased manner that started with a minimum requirement of 60% from January 1, 2015 and will reach a minimum of 100% on January 1, 2019. These various requirements including requirements to increase capital to meet increasing capital adequacy ratios could require us to forego certain business opportunities.

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

If we are unable to meet the new and revised requirements, including both requirements applicable to banks generally and requirements imposed on us as a D-SIB, our business, future financial performance and the price of our ADSs and equity shares could be adversely affected.

We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, who may not perform their obligations satisfactorily or in compliance with law.

Our business leads us to rely on different types of third parties, which exposes us to risks. For example, we enter into outsourcing arrangements with third party vendors, in compliance with the RBI guidelines on outsourcing. These vendors provide services which include, among others, cash management services, software services, client sourcing, debt recovery services and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third parties will adhere to their contractual obligations. Additionally, we also rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is inter-dependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising out of or in relation to frauds uncovered in early 2018 at one of India’s public sector banks). If there is a disruption in the third-party services, or if the third-party service providers discontinue their service agreement with us, our business, financial condition and results of operations will be adversely affected. In case of any dispute with any of the foregoing parties, we cannot assure you that the terms of our arrangements with such parties will not be breached, which may result in costs such as litigation costs or the costs of entering into agreements with third parties in the same industry, and such costs may materially and adversely affect our business, financial condition and results of operations. We may also suffer from reputational and legal risks if one of these third parties acts unethically or unlawfully, and if any bank in India, especially a private bank, or any of our key overseas correspondent banks were to fail, this could materially and adversely affect our business, financial condition, growth prospects or the price of our equity shares.

HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.

HDFC Group owned 20.93% of our equity as of March 31, 2018. So long as HDFC Group holds at least a 20% equity stake in us, HDFC Limited is entitled to nominate two directors, our Chairperson and Managing Director, to our Board of Directors. These two directors are not required to retire by rotation and their appointments are subject to RBI approval. Shyamala Gopinath has been re-appointed as part-time Non-Executive Chairperson for three years with effect from January 2, 2018. Keki Mistry, the Vice Chairman and Chief Executive Officer of HDFC Limited is a member of our Board of Directors. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.

In the past, there have been reports in the Indian media suggesting that we may merge with financial institutions, including HDFC Limited. We consider business combination opportunities as they arise. At present, we are not actively considering a business combination with any financial institution. Any significant business combination would involve compliance with regulatory requirements and shareholder and regulatory approvals.

Additionally, on July 15, 2014, the RBI issued guidelines in relation to the issuance of long-term bonds with a view to encouraging financing of infrastructure and affordable housing. Regulatory incentives in the form of an exemption from the reserve requirements and a relaxation in PSL norms are stipulated as being restricted to bonds that are used to incrementally finance long-term infrastructure projects and loans for affordable housing. Any incremental infrastructure or affordable housing loans acquired from other financial institutions, such as those that could be involved in a business combination with HDFC Limited, to be reckoned for regulatory incentives will require the prior approval of the RBI. We cannot predict the impact any potential business combination would have on our business, financial condition, growth prospects or the prices of our equity shares.

We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance.

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC Group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC Group companies and may effectively prevent us from taking advantage of business opportunities. See Note 28 “Related Party Transactions” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal 2018. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forego other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

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

RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under the Banking Regulation Act, a shareholder presently cannot exercise voting rights in excess of 15% of the total voting rights, which ceiling on voting rights may be increased in a phased manner up to 26% by the RBI. In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)

In the case of individuals and non-financial entities (other than promoters / a promoter group), 10% of the paid up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter / promoter group shareholding shall be as prescribed under the February 2013 guidelines, i.e., 15%.

(ii)	In the case of entities from the financial sector, other than regulated or diversified or listed, 15% of the paid-up capital.

(iii)

In the case of “regulated, well diversified, listed entities from the financial sector” shareholding by supranational institutions, public sector undertaking or governments, up to 40% of the paid-up capital is permitted for both promoters / a promoter group and non-promoters.

The RBI may permit increase of stake beyond the limits mentioned above on a case-to-case basis under circumstances such as relinquishment by existing promoters, rehabilitation, restructuring of problem, weak banks, entrenchment of existing promoters or in the interest of the bank or in the interest of consolidation in the banking sector.

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

Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), all related party transactions will require approval from the audit committee. Further, all material related party transactions (based on the threshold provided under the SEBI Listing Regulations) will require shareholders’ approval. Further, pursuant to the SEBI Listing Regulations a related party is unable to vote with regard to the approval of these transactions. For transactions with HDFC Limited shareholder approvals have been obtained for fiscal 2018. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.

Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49% of the paid-up capital under the automatic route. This limit can be increased to 74% of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74% of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If we are subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on our results of operation and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74%. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74% again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI has also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2018, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.62% of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of our shares and could limit the ability of investors to trade our shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “Supervision and Regulation—Foreign Ownership Restriction”.

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

The RBI is empowered under the Banking Regulation Act to impose penalties on banks and their employees to enforce applicable regulatory requirements. In fiscal 2014, the RBI imposed penalties on us and many other banks for certain irregularities and violations discovered by the RBI during its scrutiny conducted in the first half of 2013, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in the periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for the sale of third party products, the sale of gold coins for cash in excess of Rs. 50,000 in certain cases and the non-submission of proper information as required by the RBI. We paid a penalty of Rs. 45.0 million in June 2013. Further, in this regard, the Financial Intelligence Unit (India) (the “FIU”), in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions. We filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. Pursuant to the directions of the appellate tribunal, the Bank created a fixed deposit of Rs. 2.6 million in favor of the FIU. In June 2017, the appellate tribunal dismissed the penalty levied by the FIU and observed that the prescribed matter fell within the provisions of section 13(2)(a) of the Prevention of Money Laundering Act, 2002 (“PMLA”), 2002 (pursuant to which a warning was required to be given to the Bank), and that the matter did not fall within section 13(2)(d) of the PMLA (pursuant to which monetary penalties can be imposed on failure to comply with certain obligations under the PMLA) as mentioned by the FIU. The appellate tribunal further ordered that the fixed deposit created by the Bank as per the interim order of the appellate tribunal be released. In a letter dated September 8, 2017, we requested FIU’s consent for liquidation of the Rs. 2.6 million fixed deposit receipt given the resolution of the case. FIU has responded to us on October 25, 2017, advising that it has challenged the appellate tribunal’s order to release the fixed deposit receipt. They advised that the appeal, including application for stay, is to be listed before the Delhi High Court in due course and accordingly at this stage our request to liquidate the fixed deposit receipt is premature. The matter has now been listed for hearing on December 6, 2018 for further proceedings See “Supervision and Regulation - Penalties”.

Additionally, during fiscal 2014, the RBI investigated a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. Based on its assessment, the RBI, in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on “Lending under Consortium Arrangement/Multiple Banking Arrangements”. In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI imposed a penalty of Rs. 20.0 million on us in July 2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC/Anti-Money Laundering (“AML”) guidelines in this respect. See “Supervision and Regulation—Penalties”. We cannot predict the initiation or outcome of any further investigations by other authorities or different investigations by the RBI. The penalties imposed by the RBI have generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results.

Transactions with counterparties in countries designated as state sponsors of terrorism by the U.S. State Department, the Government of India or other countries, or with persons targeted by U.S., Indian, EU or other economic sanctions may cause potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.

We engage in business with customers and counterparties from diverse backgrounds. In light of U.S., Indian, EU and other sanctions, it cannot be ruled out that some of our customers or counterparties may become the subject of sanctions. Such sanctions may result in our inability to gain or retain such customers or counterparties or receive payments from them. In addition, the association with such individuals or countries may damage our reputation or result in significant fines. This could have a material adverse effect on our business, financial results and the prices of our securities.

These laws, regulations and sanctions or similar legislative or regulatory developments may further limit our business operations. If we were determined to have engaged in activities targeted by certain U.S., Indian, EU or other statutes, regulations or executive orders, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential sanctions. In addition, depending on sociopolitical developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with certain restricted targets. The above circumstances could have a material adverse effect on our business, financial results and the prices of our securities.

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

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2018, 37.1% of our loans are expected to mature within the next one year and 45.0% of our loans are expected to mature between the next one to three years. As of March 31, 2018, 42.2% of our deposits are expected to mature within the next year and 39.3% of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which period the bout of interest rate tightening in India was faster than in many other economies. The RBI raised key policy rates from 5.25% (repo rate) in April 2010 to 8.5% in October 2011. However, key policy rates were eased from 8.0% (repo rate) in April 2012 to 7.25% in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (which was introduced by the RBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased from 200 basis points above the repo rate in September 2013 to 100 basis points above repo rate in October 2013. In contrast, the policy rates were tightened from 7.5% (repo rate) in September 2013 to 8.0% in January 2014. The RBI reduced the policy repo rate again to 7.75% in January 2015, further reducing it to 7.5% in March 2015, 7.25% in June 2015, 6.75% in September 2015, 6.5% in April 2016, 6.25% in October 2016, and 6.00% in August 2017, before increasing it to 6.25% in June 2018. We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) a portion of our liabilities in bonds issued by the Government (19.5% as of June 2018, computed as per guidelines issued by the RBI). We are also required to maintain 4% of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.

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

We have been able to retain and increase our share of business in cash management services through traditional product offerings as well as by offering new age electronic banking services. With new entrants in the payment space such as new payment banks now being granted licenses to conduct business and certain financial technology companies, the competition in the payments landscape is likely to increase. Any increased competition within the payment space, any introduction of a more advanced payment system in India, or an inability for us to sustain our technology investments, may have a material adverse effect on our financial condition.

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

As per RBI norms, a bank’s capital market exposure is limited to 40% of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2018 was 22.8% of our net worth on a non-consolidated basis and 24.0% on a consolidated basis, in each case, under Indian GAAP. See “Supervision and Regulation—Large Exposures Framework”. If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.

Any failure or material weakness of our internal control system could cause significant errors, which may have a materially adverse effect on our reputation, business, financial position or results of operations.

We are responsible for establishing and maintaining adequate internal measures commensurate with our size and complexity of operations. Our internal or concurrent audit functions are equipped to make an independent and objective evaluation of the adequacy and effectiveness of internal controls on an ongoing basis to ensure that business units adhere to our policies, compliance requirements and internal circular guidelines. While we periodically test and update, as necessary, our internal control systems, we are exposed to operational risks arising from the potential inadequacy or failure of internal processes or systems, and our actions may not be sufficient to guarantee effective internal controls in all circumstances. Given our high volume of transactions, it is possible that errors may repeat or compound before they are discovered and rectified. Our systems and internal control procedures that are designed to monitor our operations and overall compliance may not identify every instance of non-compliance or every suspicious transaction. If internal control weaknesses are identified, our actions may not be sufficient to fully correct such internal control weakness. We face operational risks in our various businesses and there may be losses due to deal errors, settlement problems, pricing errors, inaccurate reporting, breaches of confidentiality, fraud and failure of mission critical systems or infrastructure. Any error tampering or manipulation could result in losses that may be difficult to detect. As a result, we may come under additional regulatory scrutiny or be the target of enforcement actions, or suffer monetary losses or adverse reputation effects which, in each case, could be material, and could have a material adverse effect on our business, financial position or results of operation.

For example, certain unpublished price sensitive information (“UPSI”) relating to our financial results for the three months ended December 31, 2015 and the three months ended June 30, 2017 was leaked through the WhatsApp mobile app ahead of the official publication of such results. Following this leak, we received an order from SEBI on February 23, 2018 directing us, among others, to (i) submit a report on our current systems and controls relating to the protection of UPSI and how such systems and controls have been strengthened since the aforementioned leak and (ii) conduct an internal inquiry into the leakage of UPSI relating to our financial results and submit a report in relation thereto. In accordance with the SEBI order, we filed both reports with SEBI on May 30, 2018. Any additional action by SEBI in connection with its investigation and our respective reports could subject us to further scrutiny or enforcement actions and have a material adverse effect on our reputation, business, financial position or results of operation.

Significant fraud, system failure or calamities would disrupt our revenue generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring the security of this system and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Fraud or system failures by other Indian banking institutions (such as frauds uncovered in early 2018 at one of India’s public sector banks) could also adversely affect our reputation and revenue-generating activity by reflecting negatively on our industry more generally, and in certain circumstances we could be required to absorb losses arising from intentional or unintentional acts by third party institutions. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

Our business and financial results could be impacted materially by adverse results in legal proceedings.

Legal proceedings, including lawsuits, investigations by regulatory authorities and other inspections or audits, could result in judgments, fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, or other adverse effects on our business and financial results. We establish reserves for legal claims when payments associated with claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of any pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition. See “Business—Legal Proceedings”.

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

We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to various cyber threats related to these services or to other sensitive Bank information, with such threats including: a) phishing and trojans targeting our customers, whereby fraudsters send unsolicited mails to our customers seeking account-sensitive information or infecting customer computers in an attempt to search and export account-sensitive information; b) hacking, whereby attackers seek to hack into our website with the primary intention of causing reputational damage to us by disrupting services; c) data theft whereby cyber criminals attempt to intrude into our network with the intention of stealing our data or information or to extort money; and d) leaking, whereby sensitive internal Bank data or customer information is inappropriately disclosed by parties entitled to access it. Attempted cyber threats fluctuate in frequency but are generally increasing in frequency, and while certain of the foregoing events have occurred in the past, we cannot guarantee they will not reoccur in the future. As the sophistication of cyber incidents continues to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber-incident which might have occurred on their own system or with that of an unrelated third party. Any cyber security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.

A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition.

Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. Our financial, accounting or other data processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “—We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results”. Further, the information available to and received by our management through its existing systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in our operations. If any of these systems are disabled or if there are other shortcomings or failures in our internal processes or systems, it may disrupt our business or impact our operational efficiencies, and render us liable to regulatory intervention or damage to its reputation. The occurrence of any such events may adversely affect our business, results of operation and financial condition.

Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.

We face strong competition in all areas of our business, and some of our competitors are larger than we are. We compete directly with large public and private sector banks, some of which are larger than we are based on certain metrics such as customer assets and deposits, branch network and capital. These banks are becoming more competitive as they improve their customer services and technology. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. See “—We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.”. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition or that the technological investments we make in response to such competition will be successful. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services (whether current or new offerings) at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition”.

We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.

The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49% of the paid-up capital is permitted in Indian private sector banks under the automatic route and this limit can be increased up to 74% with prior approval of the Government of India. However, under the Banking Regulation Act, read together with the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016, a shareholder cannot exercise voting rights in excess of 15% of the total voting rights. The ceiling on voting rights may be increased in a phased manner up to 26% by the RBI. The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. See “Supervision and Regulation—Entry of new banks in the private sector”. Reduced restrictions on foreign ownership of Indian banks could increase the presence of foreign banks in India, increased competition in the industry in which we operate.

In February 2013, the RBI released guidelines for the licensing of new banks in the private sector. The RBI permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly-owned non-operative financial holding company (“NOFHC”) route, subject to compliance with certain specified criteria. Such a NOFHC was permitted to be the holding company of a bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, in fiscal 2016 IDFC Bank and Bandhan Bank commenced banking operations.

In November 2014, the RBI released guidelines for the licensing of payments banks and small finance banks in the private sector. Since promulgation, such banks have been established and operational pursuant to these guidelines, which have increased competition in the markets in which we operate.

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

In accordance with U.S. GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Notes 2u and 2v, “Summary of significant accounting policies—Business combination” and “Summary of significant accounting policies—Goodwill and other intangibles”, in our consolidated financial statements.

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As at March 31, 2013, we had 3,062 branches and as at March 31, 2018, we had 4,787 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

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

In India, our equity shares are traded on the BSE Limited (the “BSE”) and National Stock Exchange of India Limited (the “NSE”). BSE and NSE rules, in connection with other applicable Indian laws, require us to report our financial results in India in Indian GAAP. Because of the difference in accounting principles and presentation, certain financial information available in our required filings in the United States may be presented differently than in the financial information we provide under Indian GAAP.

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

Scheduled commercial banks in India, including us, insurers / insurance companies and non-banking financial companies will be required to prepare financial statements under Indian Accounting Standards, as per the implementation roadmap drawn up by the Ministry of Corporate Affairs. In addition, we may adopt IFRS for the purposes of our filings pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). If we do, we may be adversely affected by this transition.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”). The 2016 Roadmap required such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, and to prepare comparative financial information for accounting periods commencing on or after April 1, 2017. The RBI, in its circular dated February 11, 2016, required all scheduled commercial banks to comply with IND-AS for financial statements for the same periods stated above. The RBI does not permit banks to adopt IND-AS earlier than these timelines. In April 2018, the RBI deferred the effective date for implementation of IND-AS by one year at which point the necessary legislative amendments are expected to have been completed. Earlier, in June 2017, the Insurance Regulatory and Development Authority of India had deferred the effective date for implementation of IND-AS accounting model in the insurance sector by two years.

In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be for the accounting period commencing on April 1, 2019 and, as such, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.

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

Statistical, industry and financial data obtained from industry publications and other third-party sources may be incomplete or unreliable.

We have not independently verified certain data obtained from industry publications and other third-party sources referred to in this document and therefore, while we believe them to be true, we cannot assure you that they are complete or reliable. Such data may also be produced on different bases from those used in the industry publications we have referenced. Therefore, discussions of matters relating to India, its economy and the industries in which we currently operate are subject to the caveat that the statistical and other data upon which such discussions are based may be incomplete or unreliable.

Risks Relating to India

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

Developments in the Eurozone during the past couple of years have exacerbated the ongoing global economic crisis. Large budget deficits and rising public debts have triggered sovereign debt crisis in multiple European countries that resulted in the bailout of certain economies and increased the risk of government debt defaults, forcing governments to undertake aggressive budget cuts and austerity measures. On the back of this crisis, the U.K. voted to leave the European Union in 2016, prompting a plunge in the pound sterling and a credit rating downgrade. The outcome of the U.K. referendum created fear of potential further exits from the European Economic and Monetary Union. While some of these apprehensions have been alleviated by favorable outcomes of subsequent Dutch and French elections, election results in Germany and Italy (where anti-EU parties gained support) and the rise of separatists in Catalonia in Spain show that these fears still persist. Moreover, the terms of the U.K.’s exit from the European Union are in the process of being negotiated and this uncertainty regarding the future of the relationship between the U.K. and the European Union could keep financial markets on edge. In addition, the sovereign ratings of various European Union countries have been downgraded since 2012. Financial markets and the supply of credit could continue to be negatively impacted by ongoing concerns surrounding the sovereign debts and fiscal deficits of European countries, the possibility of further downgrades of, or defaults on, sovereign debt, concerns regarding a slowdown in growth in certain economies, as well as uncertainties regarding the stability and overall standing of the European Monetary Union. These and other related events have had a significant impact on the global credit and financial markets as a whole, including reduced liquidity, greater volatility, the widening of credit spreads and a lack of price transparency.

In response to such developments, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event that the current adverse conditions in the global credit markets continue or if there is any significant financial disruption, this could cause increased volatility in the Indian financial market and have an adverse effect on our business, future financial performance and the trading price of our equity shares and ADSs.

Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign branches are located, by an international rating agency could adversely affect our business and profitability.

The Bank is rated BBB- by Standard & Poor’s (“S&P”)and Baa2 by Moody’s, two international rating agencies. In the case of the international rating agencies, the ratings of all Indian banks are capped at the sovereign rating (that is, BBB- by S&P and Baa2 by Moody’s). In India, the Bank is rated AAA by CRISIL, CARE and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.

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

In addition, the rating of our foreign branches may be impacted by the sovereign rating of the country in which those branches are located, particularly if the sovereign rating is below India’s rating. Pursuant to applicable ratings criteria published by S&P, the rating of any bond issued in a jurisdiction is capped by the host country rating. Accordingly, any revision to the sovereign rating of the countries in which our branches are located to below India’s rating could impact the rating of our foreign branches and any securities issued from those branches. For example, in fiscal 2016, declining oil prices caused the credit ratings of many oil exporting countries to be downgraded and we had outstanding bonds issued from a branch in such a country which were negatively affected by such downgrade.

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

If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business and results of operations.

Any change in Indian tax laws, including the upward revision to the currently applicable normal corporate tax rate of 30% along with applicable surcharge and cess, could affect our tax burden. Other benefits such as exemption for income earned by way of dividend from investments in other domestic companies and units of mutual funds, exemption for interest received in respect of tax-free bonds and long-term capital gains on equity shares, if withdrawn in the future, may no longer be available to us. Any adverse order passed by the appellate authorities/tribunals/courts would have an impact on our profitability.

As of July 1, 2017, GST in India replaced taxes levied by central and state governments with a unified tax regime in respect of certain goods and services for all of India. However, given the recent introduction of the GST in India, there is no established practice regarding the implementation of, and compliance with, GST. Our business and financial performance could be adversely affected by any unexpected or onerous requirements or regulations resulting from the introduction of GST or any changes in laws or interpretation of existing laws, or the promulgation of new laws, rules and regulations relating to GST, as it is implemented.

Further, as GST is implemented, there can be no assurance that we will not be required to comply with additional procedures and/or obtain additional approvals and licenses from the government and other regulatory bodies or that they will not impose onerous requirements and conditions on our operations. Any such changes and the related uncertainties with respect to the implementation of GST may have a material adverse effect on our business, financial condition and results of operations.

The General Anti-Avoidance Rules (“GAAR”) have come into effect from April 1, 2017. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to us, it may have an adverse tax impact on us.

The Finance Bill, 2018, which was earlier approved by the Parliament has been enacted and came into effect from April 1, 2018. The exemption previously granted in respect of payment of long term capital gains tax was withdrawn and such tax became payable by the investors from April 1, 2018. We cannot predict whether any tax laws or regulations impacting our products will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have a material adverse effect on our business, financial condition and results of operations.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Capital flows picked up substantially during fiscal 2017, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform government in 2014. While the CAD remained a main area of concern over fiscal 2012 and fiscal 2013, it shrunk sharply in fiscal 2014 to 1.7% of GDP, and fell further in fiscal 2016 to 0.7% of GDP, respectively. A sharp contraction in the oil imports bill on the back of a near 50% decline in global crude prices was the main reason behind the improvement in the current account position. However, with the recent rise in oil prices, we expect CAD to have been approximately 1.8% in fiscal 2018.

During fiscal 2014, the rupee came under significant and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1% compared to the U.S. dollar. Investor expectations that reforms implemented by the Government will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85% in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32% primarily reflecting global risk aversion and a strong U.S. dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1% against the U.S. dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the U.S. reform agenda. In fiscal 2018, the rupee ranged between a high of Rs.65.71 per US$1.00 and a low of Rs.63.38 per US$1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In the first quarter of fiscal 2019, the rupee depreciated by 5.1% against the U.S. dollar. Rising oil prices and consequently marginal deterioration of India’s CAD, slowdown in global trade volumes and a general risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively so far this fiscal year. Going forward, the Indian rupee may be impacted by factors such as: (a) the tightening in U.S. monetary policy, (b) the rise in protectionist voices across the world (c) uncertainty surrounding the United Kingdom’s exit from the European Union, (d) the slower pace of growth in China, (e) the revival of the domestic economy and f) rise in oil prices.

Further, global risk aversion could mean a continuation of the rotation of global fund flows from emerging markets to U.S. markets over the medium term. The Indian rupee may be more vulnerable than other emerging market currencies on the back of a deterioration in the CAD and an increase in inflation rates in the second half of fiscal 2019. Nevertheless, it remains a possibility that the RBI will intervene in the foreign exchange markets to stamp out excess volatility in the exchange rate in the event of potential shocks, such as an increase in U.S. interest rates or a break-down in the negotiations between EU and U.K. policymakers. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which would, in turn, cause domestic interest rates to rise.

Further, any increased volatility in capital flows may also affect monetary policy decision-making. For instance, a period of net capital outflows might force the RBI to keep monetary policy tighter than optimal to guard against currency depreciation.

Political instability or changes in the central and state governments in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators remain significant as independent factors in the Indian economy. The election of a pro-business majority government in May 2014 has marked a distinct increase in expectations for policy and economic reforms among certain aspects of the Indian economy. There is no guarantee that the current government will be able to enact an optimal set of reforms or that any such reforms would continue or succeed if there were a change in the current majority leadership in the government in the future. There is also no guarantee that the government will announce an optimal set of reforms or policies in the future. In November 2016, the government undertook demonetization of high denomination notes of Rs. 500 and Rs. 1,000. Short-term disruptions that the “cash squeeze” caused, may have weighed down on the economy. The rate of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities are continuously evolving as well. In addition, the GST was implemented in India in July 2017 and replaced multiple cascading taxes levied by the Indian central and state governments. Any significant change in India’s economic liberalization, deregulation policies or other major economic reforms could adversely affect business and economic conditions in India generally and our business in particular.

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

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 15% of India’s GDP in 2017. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business. In fiscal 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. Any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business and the price of our equity shares and ADSs could be adversely affected.

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

Investors in ADSs will have no voting rights, unlike holders of equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and “Description of American Depositary Shares—Voting Rights”.

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADSs depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. The withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities”.

Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

Under current Indian regulations, an ADSs holder who surrenders ADSs and withdraws equity shares may deposit those equity shares again in the depositary facility in exchange for ADSs. An investor who has purchased equity shares in the Indian market may also deposit those equity shares in the ADSs program. However, the deposit of equity shares may be subject to securities law restrictions and the restriction that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. These restrictions increase the risk that the market price of our ADSs will be below that of our equity shares.

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

You may be subject to Indian taxes arising out of capital gains.

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

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

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

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India (“SEBI”) and the stock exchanges are responsible for improving disclosure and other regulatory standards for the Indian securities markets. The SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

HDFC Limited’s significant holdings could have an effect on the trading price of our equity shares and ADSs.

HDFC Limited and its subsidiaries hold a significant portion of our equity, and are entitled to certain rights to appoint directors to our Board. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote that could directly or indirectly favor the interests of HDFC Limited over our interests. See “—HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests” and “—We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance.” HDFC Limited’s concentration of ownership may adversely affect the trading price of our equity shares to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder.

Investors may be subject to Indian taxes arising out of capital gains on the sale of equity shares.

Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Any gain realized on the sale of equity shares held for more than 12 months to an Indian resident, which are sold other than on a recognized stock exchange and on which no Securities Transaction Tax (“STT”) has been paid, are subject to long term capital gains tax in India. Until March 31, 2018, any gain realized on the sale of listed equity shares on a stock exchange held for more than 12 months was not subject to capital gains tax in India if STT was paid on the transaction. STT is levied on and collected by a domestic stock exchange on which the equity shares are sold. However, with the enactment of the Finance Act, 2018, (“Finance Act”) the exemption previously granted in respect of payment of long term capital gains tax has been withdrawn and such taxes are now payable by the investors with effect from April 1, 2018. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short term capital gains tax in India. Capital gains arising from the sale of equity shares will be exempt from taxation in India in cases where the exemption from taxation in India is provided under a treaty between India and the country of which the seller is resident.

Generally, Indian tax treaties do not limit India’s ability to impose tax on capital gains. As a result, residents of other countries may be liable for tax in India as well as in their own jurisdiction on a gain upon the sale of equity shares.

Future issuances or sales of equity shares and ADSs could significantly affect the trading price of our equity shares and ADSs.

The future issuance of shares by us or the disposal of shares by any of our major shareholders, or the perception that such issuance or sales may occur, may significantly affect the trading price of our equity shares and ADSs. There can be no assurance that we will not issue further shares or that the major shareholders will not dispose of, pledge or otherwise encumber their shares.

Foreign Account Tax Compliance Act withholding may affect payments on our equity shares and ADSs.

Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions (“FFIs”) and, (b) potentially require such FFIs to deduct a 30% withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain FFIs that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. We as well as relevant intermediaries such as custodians and depositary participants are classified as FFIs for these purposes. The United States has entered into a number of intergovernmental agreements (“IGAs”) with other jurisdictions which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian FFIs, including us, are generally required to comply with FATCA based on the terms of the IGA and relevant rules made pursuant thereto.

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

Should any withholding tax in respect of FATCA be deducted or withheld from any payments arising to any investor, neither we nor any other person will pay additional amounts as a result of the deduction or withholding.

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

Trading Prices of Our ADSs on the NYSE

The following table shows:

•	the reported high and low prices for our ADSs in U.S. dollars on the NYSE; and

•	the average daily trading volume for our ADSs on the NYSE.

	Price per ADS				Average daily ADS trading volume
Fiscal	High		Low		(Number of ADSs)
2014	US$	43.8	US$	26.6	949,054
2015		64.0		39.3	1,008,525
2016		65.4		51.1	778,426
2017
First Quarter		67.1		59.8	629,663
Second Quarter		74.0		65.1	598,900
Third Quarter		73.5		59.1	796,168
Fourth Quarter		75.3		59.0	868,821
2018
First Quarter		89.8		75.0	778,637
Second Quarter		100.3		87.1	554,708
Third Quarter		102.0		89.1	591,181
Fourth Quarter		110.8		95.1	683,669
Most Recent Six Months
January 2018		110.8		100.3	660,800
February 2018		110.2		96.3	688,279
March 2018		100.1		95.1	702,367
April 2018		101.1		93.5	848,562
May 2018		106.6		94.1	990,509
June 2018		107.1		101.0	101,038
July 1, 2018 to July 20, 2018		112.1		103.3	471,721

The closing price for our ADSs on the NYSE was US$ 111.4 per ADS on July 20, 2018.

Trading Prices of Our Equity Shares on the National Stock Exchange

The following table shows:

•	the reported high and low market prices for our equity shares in rupees on the NSE;

•

the imputed high and low prices for our equity shares translated into U.S. dollars, based on the noon buying rate in the city of New York for cable transfers in Indian rupees at U.S.$1.00 = Rs. 65.11 on March 30, 2018; and

•	the average daily trading volume for our equity shares on the NSE.

	Price per equity share				Price per equity share				Average daily equity share trading volume
	High		Low		High		Low
Fiscal Year
2014	Rs.	760.8	Rs.	528.0	US$	11.7	US$	8.1	3,143,188
2015		1,109.3		707.3		17.1		10.9	1,985,588
2016		1,128.0		928.0		17.3		14.3	1,457,803
2017
First Quarter		1,195.0		1,042.9		18.4		16.0	1,317,863
Second Quarter		1,318.5		1,160.9		20.2		17.8	1,360,800
Third Quarter		1,300.1		1,158.0		20.0		17.8	1,313,337
Fourth Quarter		1,480.0		1,183.1		22.7		18.2	3,243,900
2018
First Quarter		1,716.0		1,425.1		26.4		21.9	1,341,904
Second Quarter		1,868.0		1,645.0		28.7		25.3	1,524,406
Third Quarter		1,903.1		1,757.9		29.2		27.0	1,433,176
Fourth Quarter		2,015.0		1,828.5		30.9		28.1	1,528,591
Most Recent Six Months
January 2018		2,013.5		1,850.5		30.9		28.4	1,625,474
February 2018		2,015.0		1,836.3		30.9		28.2	1,452,778
March 2018		1,900.0		1,828.5		29.2		28.1	1,492,222
April 2018		1,979.0		1,860.3		30.4		28.6	1,253,285
May 2018		2,160.0		1,946.0		33.2		29.9	1,796,314
June 2018		2,157.0		2,009.1		30.9		28.4	1,625,474
July 1, 2018 to July 20, 2018		2,220.0		2,063.3		34.1		31.7	2,116,789

The closing price for our equity shares on the National Stock Exchange was Rs. 2,189.1 per share on July 20, 2018.

As of March 31, 2018, there were 532,368 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 640 had registered addresses in the United States and held an aggregate of 857,102 equity shares representing 0.12% of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs and GDRs.

Upon our acquisition of Centurion Bank of Punjab (“CBoP”) in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2018, there were 22,860,766 GDRs outstanding, representing 11,430,383 shares of the Bank (in aggregate 0.44% of our paid-up capital).

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

Our authorized share capital is Rs.6,500,000,000 consisting of 3,250,000,000 equity shares of Rs.2 each.

Dividends

Under Indian law and subject to the Banking Regulation Act, a company pays dividends upon a recommendation by its board of directors and approval by a majority of its shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends are generally declared as a percentage of par value (on a per share basis) and distributed and paid to shareholders. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.

These distributions and payments are required to be deposited into a separate bank account within 5 days of the declaration of such dividend and paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved.

The Companies Act states that any dividends that remain unpaid or unclaimed after that period are to be transferred to a special bank account. Any dividend amount that remains unclaimed for seven years from the date of the transfer is to be transferred by us to a fund, called the Investor Education and Protection Fund, created by the Government.

Our Articles of Association authorize our Board of Directors to declare interim dividends, the amount of which must be deposited in a separate bank account within five days and paid to the shareholders within 30 days of the declaration.

Under the Companies Act, final dividends payable can be paid only in cash to the registered shareholder at a record date fixed prior to the relevant annual general meeting, to his order or to the order of his banker.

Before paying any dividend on our shares, we are required under the Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred and any other item of expenditure not represented by tangible assets). We are permitted to declare dividends of up to 35.0% of net profit calculated under Indian GAAP without prior RBI approval subject to compliance with certain prescribed requirements. Further, upon compliance with the prescribed requirements, we are also permitted to declare interim dividends subject to the above-mentioned cap computed for the relevant accounting period.

Dividends may only be paid out of our profits for the relevant year arrived at after providing for depreciation or out of the profits of the company for any previous financial years arrived at after providing for depreciation and in certain contingencies out of the free reserves of the company, provided that in computing profits any amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value shall be excluded. Before declaring dividends, we are required by the RBI to transfer 25% of our net profits (calculated under Indian GAAP) of each year to a reserve fund.

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

Bonus shares can only be issued if the company has not defaulted in payments of the employees, such as, contribution to provident fund, gratuity and bonus statutory dues or principal/interest payments on fixed deposits or debt securities issued by it. Bonus shares must not be issued in lieu of dividend. Further, listed companies are also required to follow the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2009 (the “SEBI ICDR Regulations”) for issuance of bonus shares.

Preemptive Rights and Issue of Additional Shares

Subject to the Banking Regulation Act and other applicable guidelines issued by the RBI, the Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a resolution passed by three-fourths of the shareholders present and voting at a general meeting. Under the Companies Act and our Articles, in the event of an issuance of securities, subject to the limitations set forth above, we must first offer the new equity shares to the holders of equity shares on a fixed record date. The offer, required to be made by notice, must include:

•	the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person;

•	the number of shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer and shall not exceed 30 days. If the offer is not accepted, it is deemed to have been declined.

Our Board of Directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles. Holders of ADSs may not be able to participate in any such offer. See “ Description of American Depositary Shares—Share Dividends and Other Distributions ”.

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

Voting Rights

Section 108 of the Companies Act and Rule 20 of the Companies (Management and Administration) Rules, 2014 deal with the exercise of right to vote by members by electronic means. In terms of Rule 20 of the Companies (Management and Administration) Rules, 2014, every listed company (other than a company referred to in Chapters XB or XC of the SEBI ICDR Regulations) is required to provide to its members facility to exercise their right to vote at general meetings by electronic means. Section 110 of the Companies Act allows such a company to transact all items of business at a general meeting, provided the company offers to its members a facility to exercise their right to vote at general meetings by electronic means. The Ministry of Corporate Affairs, has clarified that voting by show of hands would not be allowable in cases where Rule 20 is applicable.

A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. Under Section 12 of the Banking Regulation Act as amended with effect from January 18, 2013 by the Banking Laws Amendment Act, 2012, no person holding shares in a banking company shall, in respect of any shares held by such person, exercise voting rights on poll in excess of 10% of the total voting rights of all the shareholders of the banking company, provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10% to 26%. The Master Direction—Ownership in Private Sector Banks, Directions, 2016, issued by the RBI on May 12, 2016, states that the current level of ceiling on voting rights is 15%. At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid up on each share held by such holder bears to the company’s total paid up capital, subject to the limits prescribed under the Banking Regulation Act. Voting is by a show of hands, unless a poll is ordered by the Chairman of the meeting. However, voting by show of hands is not permitted for listed companies. The Chairman of the meeting has a casting vote.

Unless the Articles provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as of the date of the meeting is not more than one thousand; (b) fifteen members present (in person or by proxy) if the number of members as of the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as of the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act also provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefore and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means (e-voting), for which separate facilities are provided to the shareholders.

ADS holders have no voting rights with respect to the deposited shares.

Annual Report

At least 21 clear days before an annual general meeting, we must circulate either a detailed or abridged version of our Indian GAAP audited financial accounts, together with the Directors’ Report and the Auditor’s Report, to the shareholders along with a notice convening the annual general meeting. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account. The above-mentioned documents must also be made available for inspection at its registered office during working hours for a period of 21 days before the date of the annual general meeting. A statement containing the salient features of these documents in a prescribed manner (or copies of these documents) is required to be sent to every member of the company and to every debenture trustee at least 21 days before the date of the annual general meeting. Under the Companies Act, we must file with the Registrar of Companies our Indian GAAP balance sheet and profit and loss account within 30 days of the conclusion of the annual general meeting and our annual return within 60 days of the conclusion of that meeting.

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

Transfer of Shares

Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty. We have entered into an agreement for such depository services with the National Securities Depository Limited and the Central Depository Services India Limited.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, issues the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder. The ADSs are evidenced by what is known as American Depositary Receipts or ADRs.

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

We cannot assure investors that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section available at https://www.adr.com/Investors/FindOutAboutDRs , the location and contents of which the depositary shall be solely responsible for.

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

When an investor turns in his ADR certificate at the depositary’s office, or provides proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares. Delivery of deposited securities in certificated form will be made at the custodian’s office or, at the investor’s risk and expense, the depositary may deliver such deposited securities at such other place as may be requested by the investor. A stamp duty will be payable by the relevant ADR holder in respect of any withdrawal of shares, unless the shares are held in dematerialized form. Any subsequent transfer by the holder of the shares after withdrawal will require the approval of the RBI, which approval must be obtained by the purchaser and us under the provisions of the Foreign Management Regulation Act, 1999 unless the transfer is on a stock exchange or in connection with an offer under the Indian takeover regulations.

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

As provided in the amended and restated deposit agreement, the depositary may collect its fees for making cash and other distributions to holders by deducting fees from distributable amounts or by selling a portion of the distributable property. The depositary may generally refuse to provide services until its fees for those services are paid.

Fees Paid by the Depositary to us

Direct and Indirect Payments

The depositary has agreed to contribute certain reasonable direct and indirect expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, we may be required to repay to the depositary amounts contributed by them.

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal 2018.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	4,230,946.17 (approximately Rs. 275.5 million)

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

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days’ prior notice and it must do so at our request. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the remaining deposited securities and hold the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, in trust for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making those sales, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

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

The depositary may own and deal in any class of securities and in ADSs.

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

	Dividend per equity share			Total amount of dividends declared
				(in millions)
Relating to Fiscal Year
2014	Rs. 6.85	US$	0.105	Rs. 16,433.5	US$	252.4
2015	8.00		0.123	20,052.0		308.0
2016	9.50		0.146	24,017.8		368.9
2017	11.00		0.169	28,188.0		432.9
2018	13.00		0.200	33,736.2		518.1

Our dividends are generally declared and paid in the fiscal following the fiscal to which they relate. Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the Board of Directors.

We pay a 17.7647% direct tax in respect of dividends paid by us. In addition, we pay a 12.0% surcharge on 17.7647% direct tax and an add-on education cess at the rate of 3.0% (4.0% effective April 1, 2018) of the total dividend distribution tax and surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied. Further, as per the provisions of Section 115BBDA of the Indian Income Tax Act, 1961, if the dividend income of a certain specified resident exceeds Rs. 1.0 million, such dividend would be taxed at the rate of 10% plus surcharge and education cess on any amount exceeding Rs. 1.0 million per shareholder.

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

For a description of regulation of dividends, see “ Supervision and Regulation—Special Provisions of the Banking Regulation Act—Restrictions on Payment of Dividends ”.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2016, 2017 and 2018 and the selected balance sheet data as of March 31, 2017 and 2018 are derived from our audited financial statements included in this report. Our selected balance sheet data as of March 31, 2014, March 31, 2015 and March 31, 2016 and selected income statement data for the fiscal years ended March 31, 2014 and March 31, 2015 are derived from our audited financial statements not included in this report.

For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2018 have been translated into U.S. dollars at the rate on such date of Rs. 65.11 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2014		2015		2016		2017		2018		2018
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	422,211.3	Rs.	500,787.2	Rs.	625,428.6	Rs.	725,554.3	Rs.	843,465.3	US$	12,954.5
Interest expense		229,639.2		264,610.9		333,067.1		373,758.7		420,314.7		6,455.4
Net interest revenue		192,572.1		236,176.3		292,361.5		351,795.6		423,150.6		6,499.1
Provisions for credit losses		17,428.1		17,000.2		21,531.3		37,951.4		59,397.8		912.3
Net interest revenue after provisions for credit losses		175,144.0		219,176.1		270,830.2		313,844.2		363,752.8		5,586.8
Non-interest revenue, net		70,834.5		79,821.5		96,833.9		110,326.1		144,607.0		2,221.0
Net revenue		245,978.5		298,997.6		367,664.1		424,170.3		508,359.8		7,807.8
Non-interest expense		124,228.1		144,973.0		182,077.3		204,204.8		231,253.4		3,551.9
Income before income tax expense		121,750.4		154,024.6		185,586.8		219,965.5		277,106.4		4,255.9
Income tax expense		42,304.2		54,519.9		67,536.9		79,224.9		98,272.5		1,509.3
Net income before noncontrolling interest		79,446.2		99,504.7		118,049.9		140,740.6		178,833.9		2,746.6
Less: Net income attributable to shareholders of noncontrolling interest		126.5		267.0		134.6		210.8		319.0		4.9
Net income attributable to HDFC Bank Limited	Rs.	79,319.7	Rs.	99,237.7	Rs.	117,915.3	Rs.	140,529.8	Rs.	178,514.9	US$	2,741.7
Per equity share data:
Earnings per equity share, basic	Rs.	33.18	Rs.	40.94	Rs.	46.84	Rs.	55.23	Rs.	69.18	US$	1.06
Earnings per equity share, diluted		32.94		40.55		46.33		54.57		68.29		1.05
Dividends per share		6.85		8.00		9.50		11.00		13.00		0.20
Book value(1)		221.71		299.32		343.85		400.41		452.45		6.95
Equity share data:
Equity shares outstanding at end of period		2,399.1		2,506.5		2,528.2		2,562.5		2,595.1		2,595.1
Weighted average equity shares outstanding—basic		2,390.3		2,423.8		2,517.4		2,544.3		2,580.5		2,580.5
Weighted average equity shares outstanding—diluted		2,408.1		2,447.3		2,545.4		2,575.4		2,613.9		2,613.9
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		99.54		122.82		140.52		165.69		207.54		3.18
Earnings per ADS—diluted		98.82		121.65		138.99		163.71		204.87		3.15

	As of March 31,
	2014		2015		2016		2017		2018		2018
	(in millions)
Selected balance sheet data:
Cash and cash equivalents	Rs.	370,835.2	Rs.	341,124.3	Rs.	377,671.7	Rs.	430,708.6	Rs.	574,151.0	US$	8,818.2
Term placements(2)		176,481.7		169,989.5		148,899.8		131,069.5		139,875.9		2,148.3
Loans, net of allowance		3,185,648.1		3,896,115.0		4,935,474.3		5,910,412.8		7,263,671.8		111,560.0
Investments:
Investments held for trading		65,077.9		61,292.8		71,860.9		35,363.7		167,513.9		2,572.8
Investments available for sale		908,824.3		1,504,412.8		1,878,684.4		2,111,385.6		2,222,711.0		34,137.8
Total		973,902.2		1,565,705.6		1,950,545.3		2,146,749.3		2,390,224.9		36,710.6
Total assets	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	11,367,308.8	US$	174,586.3
Long-term debt		395,208.6		457,934.4		522,313.5		730,920.7		932,906.3		14,328.2
Short-term borrowings		150,775.5		214,191.9		253,562.4		322,265.6		779,201.7		11,967.5
Total deposits		3,670,000.1		4,501,710.8		5,457,860.3		6,431,322.9		7,883,751.5		121,083.5
Of which:
Interest-bearing deposits		3,057,154.5		3,768,678.8		4,575,414.5		5,277,644.0		6,693,649.3		102,805.2
Non-interest bearing deposits		612,845.6		733,032.0		882,445.8		1,153,678.9		1,190,102.2		18,278.3
Total liabilities		4,592,406.6		5,507,448.2		6,865,928.1		8,039,079.4		10,190,815.5		156,516.9
Noncontrolling interest		1,094.0		1,315.5		1,485.0		1,847.5		2,329.7		35.8
HDFC Bank Limited shareholders’ equity		531,906.7		750,252.1		869,310.2		1,026,053.6		1,174,163.6		18,033.6
Total liabilities and shareholders’ equity	Rs.	5,125,407.3	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	11,367,308.8	US$	174,586.3

	Year ended March 31,
	2014		2015		2016		2017		2018		2018
	(in millions)
Period average(3)
Interest-earning assets	Rs.	4,110,169.4	Rs.	4,878,731.8	Rs.	6,334,288.6	Rs.	7,584,354.9	Rs.	9,052,769.4	US$	139,038.1
Loans, net of allowance		2,839,477.7		3,408,315.6		4,278,152.9		5,156,042.6		6,507,446.5		99,945.4
Total assets		4,505,119.5		5,289,353.5		6,776,037.8		8,099,122.2		9,634,335.7		147,970.1
Interest-bearing deposits		2,737,895.6		3,365,392.5		4,301,515.1		5,053,872.7		5,849,539.4		89,840.9
Non-interest bearing deposits		448,165.2		519,675.4		620,340.4		784,108.7		946,157.4		14,531.7
Total deposits		3,186,060.8		3,885,067.9		4,921,855.5		5,837,981.4		6,795,696.8		104,372.6
Interest-bearing liabilities		3,362,570.1		3,944,982.9		5,130,083.6		6,104,324.6		7,260,929.1		111,517.9
Long-term debt		296,782.8		449,057.2		485,713.4		646,512.9		881,556.7		13,539.5
Short-term borrowings		327,891.7		130,533.2		342,855.1		403,939.0		529,833.0		8,137.5
Total liabilities		3,997,363.1		4,673,939.3		5,955,268.7		7,155,571.9		8,553,295.8		131,366.9
Total shareholders’ equity		507,756.4		615,414.2		820,769.1		943,550.3		1,081,039.9		16,603.3

	As of or for the year ended March 31,
	2014	2015	2016	2017	2018
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.8	1.9	1.7	1.7	1.9
Average total shareholders’ equity	15.6	16.1	14.4	14.9	16.5
Dividend payout ratio(4)	20.7	20.2	20.4	20.1	18.9
Spread(5)	4.2	4.3	4.1	4.1	4.2
Net interest margin(6)	4.7	4.8	4.6	4.6	4.7
Cost-to-net revenue ratio(7)	50.5	48.5	49.5	48.1	45.5
Cost-to-average assets ratio(8)	2.8	2.7	2.7	2.5	2.4
Capital:
Total capital adequacy ratio(9)	16.07	16.79	15.53	14.55	14.82
Tier I capital adequacy ratio(9)	11.77	13.66	13.22	12.79	13.25
Tier II capital adequacy ratio(9)	4.30	3.13	2.31	1.76	1.57
Average total shareholders’ equity as a percentage of average total assets	11.3	11.6	12.1	11.7	11.2
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(10)	1.2	1.0	1.0	1.3	1.4
Net non-performing customer assets as a percentage of net customer assets(10)	0.6	0.4	0.4	0.6	0.6
Total allowance for credit losses as a percentage of gross non-performing credit assets	143.5	120.4	108.3	94.6	103.5

(1)	Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.
(2)	Includes placements with banks and financial institutions with original maturities of greater than three months.
(3)	Average balances are the average of daily outstanding amounts.
(4)	Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “ Dividend Policy”
(5)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities includes non-interest bearing current accounts.
(6)	Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.
(7)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(8)	Represents the ratio of non-interest expense to average total assets.
(9)	Calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as “Basel III”). See also “Supervision and Regulation”.
(10)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2016					2017					2018
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash equivalents(1)	Rs.	77,428.7	Rs.	3,339.8	4.3%	Rs.	135,626.9	Rs.	5,792.1	4.3%	Rs.	155,134.1	Rs.	6,969.3	4.5%
Term placements		157,896.4		9,548.0	6.0		140,172.9		7,415.0	5.3		126,380.7		6,779.0	5.4
Investments available for sale		1,718,127.8		136,062.4	7.9		2,062,484.8		154,618.6	7.5		2,186,886.3		158,209.2	7.2
Investments held for trading		102,682.8		5,659.9	5.5		90,027.7		5,041.8	5.6		76,921.8		4,049.1	5.3
Loans, net:
Retail loans		3,023,627.7		354,229.3	11.7		3,641,118.5		418,143.7	11.5		4,629,220.5		515,334.1	11.1
Wholesale loans		1,254,525.2		116,589.2	9.3		1,514,924.1		134,543.1	8.9		1,878,226.0		152,124.6	8.1
Total interest-earning assets:	Rs.	6,334,288.6	Rs.	625,428.6	9.9%	Rs.	7,584,354.9	Rs.	725,554.3	9.6%	Rs.	9,052,769.4	Rs.	843,465.3	9.3%
Non-interest-earning assets:
Cash		247,757.0					309,118.0					346,111.0
Property and equipment		34,786.6					37,805.7					38,790.1
Other assets		159,205.6					167,843.6					196,665.2
Total non-interest earning assets		441,749.2					514,767.3					581,566.3
Total assets	Rs.	6,776,037.8	Rs.	625,428.6	9.2%	Rs.	8,099,122.2	Rs.	725,554.3	9.0%	Rs.	9,634,335.7	Rs.	843,465.3	8.8%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	1,258,166.0	Rs.	50,336.0	4.0%	Rs.	1,598,619.0	Rs.	63,784.0	4.0%	Rs.	1,919,734.0	Rs.	72,103.0	3.8%
Time deposits		3,043,349.1		233,428.7	7.7		3,455,253.7		244,294.3	7.1		3,929,805.4		254,614.8	6.5
Short-term borrowings(2)		342,855.1		16,491.4	4.8		403,939.0		21,899.3	5.4		529,833.0		26,299.4	5.0
Long-term debt		485,713.4		32,811.0	6.8		646,512.9		43,781.1	6.8		881,556.7		67,297.5	7.6
Total interest-bearing liabilities	Rs.	5,130,083.6	Rs.	333,067.1	6.5%	Rs.	6,104,324.6	Rs.	373,758.7	6.1%	Rs.	7,260,929.1	Rs.	420,314.7	5.8%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		620,340.4					784,108.7					946,157.4
Other liabilities		204,844.7					267,138.6					346,209.3
Total non-interest-bearing liabilities		825,185.1					1,051,247.3					1,292,366.7
Total liabilities	Rs.	5,955,268.7	Rs.	333,067.1	5.6%	Rs.	7,155,571.9	Rs.	373,758.7	5.2%	Rs.	8,553,295.8	Rs.	420,314.7	4.9%
Total shareholders’ equity		820,769.1					943,550.3					1,081,039.9
Total liabilities and shareholders’ equity	Rs.	6,776,037.8	Rs.	333,067.1	4.9%	Rs.	8,099,122.2	Rs.	373,758.7	4.6%	Rs.	9,634,335.7	Rs.	420,314.7	4.4%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2017 vs. Fiscal 2016 Increase (decrease)(1) due to						Fiscal 2018 vs. Fiscal 2017 Increase (decrease)(1) due to
	Net change		Change in Average balance		Change in average rate		Net change		Change in Average balance		Change in average rate
					(in millions)
Interest revenue:
Cash equivalents	Rs.	2,452.3	Rs.	2,510.3	Rs.	(58.0)	Rs.	1,177.2	Rs.	833.1	Rs.	344.1
Term placements		(2,133.0)		(1,071.7)		(1,061.3)		(636.0)		(729.6)		93.6
Investments available for sale		18,556.2		27,564.1		(9,007.9)		3,590.6		9,419.6		(5,829.0)
Investments held for trading		(618.1)		(697.6)		79.5		(992.7)		(734.0)		(258.7)
Loans, net:
Retail loans		63,914.4		72,341.4		(8,427.0)		97,190.4		113,473.0		(16,282.6)
Wholesale loans		17,953.9		24,200.2		(6,246.3)		17,581.5		32,265.5		(14,684.0)
Total interest-earning assets	Rs.	100,125.7	Rs.	124,846.7	Rs.	(24,721.0)	Rs.	117,911.0	Rs.	154,527.6	Rs.	(36,616.6)
Interest expense:
Savings account deposits	Rs.	13,448.0	Rs.	13,448.0	Rs.	—	Rs.	8,319.0	Rs.	12,812.3	Rs.	(4,493.3)
Time deposits		10,865.6		31,593.6		(20,728.0)		10,320.5		33,551.9		(23,231.4)
Short-term borrowings		5,407.9		2,938.1		2,469.8		4,400.1		6,825.3		(2,425.2)
Long-term debt		10,970.1		10,862.4		107.7		23,516.4		15,916.9		7,599.5
Total interest-bearing liabilities	Rs.	40,691.6	Rs.	58,842.1	Rs.	(18,150.5)	Rs.	46,556.0	Rs.	69,106.4	Rs.	(22,550.4)
Net interest revenue	Rs.	59,434.1	Rs.	66,004.6	Rs.	(6,570.5)	Rs.	71,355.0	Rs.	85,421.2	Rs.	(14,066.2)

(1)	The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes which are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2016		2017		2018
	(in millions, except percentages)
Interest revenue	Rs.	625,428.6	Rs.	725,554.3	Rs.	843,465.3
Average interest-earning assets		6,334,288.6		7,584,354.9		9,052,769.4
Interest expense		333,067.1		373,758.7		420,314.7
Average interest-bearing liabilities		5,130,083.6		6,104,324.6		7,260,929.1
Average total assets		6,776,037.8		8,099,122.2		9,634,335.7
Average interest-earning assets as a percentage of average total assets		93.5%		93.6%		94.0%
Average interest-bearing liabilities as a percentage of average total assets		75.7%		75.4%		75.4%
Average interest-earning assets as a percentage of average interest-bearing liabilities		123.5%		124.2%		124.7%
Yield		9.9%		9.6%		9.3%
Cost of funds(1)		5.6%		5.2%		4.9%
Spread(2)		4.1%		4.1%		4.2%
Net interest margin(3)		4.6%		4.6%		4.7%

(1)	Excludes total shareholders’ equity.
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

Return on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2016		2017		2018
	(in millions, except percentages)
Net income	Rs.	117,915.3	Rs.	140,529.8	Rs.	178,514.9
Average total assets		6,776,037.8		8,099,122.2		9,634,335.7
Average total shareholders’ equity		820,769.1		943,550.3		1,081,039.9
Net income as a percentage of average total assets		1.7%		1.7%		1.9%
Net income as a percentage of average total shareholders’ equity		14.4%		14.9%		16.5%
Average total shareholders’ equity as a percentage of average total assets		12.1%		11.7%		11.2%
Dividend payout-ratio		20.4%		20.1%		18.9%

Investment Portfolio

Available for Sale Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale.

	At March 31,
	2016								2017								2018
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair Value
	(in millions)
Government securities	Rs.	1,536,017.9	Rs.	15,978.2	Rs.	168.0	Rs.	1,551,828.1	Rs.	1,619,137.6	Rs.	40,733.3	Rs.	2,811.3	Rs.	1,657,059.6	Rs.	1,872,187.9	Rs.	11,519.2	Rs.	17,572.9	Rs.	1,866,134.2
Government securities outside India		—		—		—		—		—		—		—		—		4,223.8		—		6.8		4,217.0
Other debt securities		305,696.6		335.8		235.4		305,797.0		429,973.5		1,041.4		749.9		430,265.0		333,385.3		495.4		1,682.1		332,198.6
Total debt securities(1)	Rs.	1,841,714.5	Rs.	16,314.0	Rs.	403.4	Rs.	1,857,625.1	Rs.	2,049,111.1	Rs.	41,774.7	Rs.	3,561.2	Rs.	2,087,324.6	Rs.	2,209,797.0	Rs.	12,014.6	Rs.	19,261.8	Rs.	2,202,549.8
Non-debt securities(2)		20,836.4		653.7		430.8		21,059.3		23,648.3		861.5		448.8		24,061.0		20,041.9		478.5		359.2		20,161.2
Total	Rs.	1,862,550.9	Rs.	16,967.7	Rs.	834.2	Rs.	1,878,684.4	Rs.	2,072,759.4	Rs.	42,636.2	Rs.	4,010.0	Rs.	2,111,385.6	Rs.	2,229,838.9	Rs.	12,493.1	Rs.	19,621.0	Rs.	2,222,711.0

(1)	Excludes asset and mortgage-backed securities.
(2)	Includes asset and mortgage-backed securities.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2016								2017								2018
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Government securities	Rs.	56,954.3	Rs.	41.9	Rs.	—	Rs.	56,996.2	Rs.	18,230.8	Rs.	38.5	Rs.	1.5	Rs.	18,267.8	Rs.	25,962.2	Rs.	19.0	Rs.	8.0	Rs.	25,973.2
Other debt securities		14,749.1		115.6		—		14,864.7		17,106.4		5.1		15.6		17,095.9		49,982.3		62.8		0.4		50,044.7
Total debt securities	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9	Rs.	35,337.2	Rs.	43.6	Rs.	17.1	Rs.	35,363.7	Rs.	75,944.5	Rs.	81.8	Rs.	8.4	Rs.	76,017.9
Non-debt securities		—		—		—		—		—		—		—		—		91,488.6		7.4		—		91,496.0
Total	Rs.	71,703.4	Rs.	157.5	Rs.	—	Rs.	71,860.9	Rs.	35,337.2	Rs.	43.6	Rs.	17.1	Rs.	35,363.7	Rs.	167,433.1	Rs.	89.2	Rs.	8.4	Rs.	167,513.9

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale securities and their market yields.

	At March 31, 2018
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	469,492.0	6.2%	Rs.	323,766.7	7.1%	Rs.	734,494.2	7.4%	Rs.	338,381.2	7.7%
Government securities outside India		4,217.0	1.2		—	—		—	—		—	—
Other debt securities		83,665.5	7.4		228,310.7	7.9		19,774.5	8.4		448.0	8.1
Total debt securities, fair value	Rs.	557,374.5	6.4%	Rs.	552,077.4	7.4%	Rs.	754,268.7	7.4%	Rs.	338,829.2	7.7%
Total amortized cost	Rs.	557,314.1		Rs.	548,402.5		Rs.	762,418.9		Rs.	341,661.5

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 79% and 74% of total deposits, as of March 31, 2017 and March 31, 2018, respectively. Wholesale banking deposits represented 21% and 26% of total deposits, as of March 31, 2017 and March 31, 2018, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 4.0% in fiscal 2016, 4.0% in fiscal 2017 and 3.8% in fiscal 2018. The average cost of time deposits was 7.7% in fiscal 2016, 7.1% in fiscal 2017 and 6.5% in fiscal 2018. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2016			2017			2018
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	620,340.4	12.6%	Rs.	784,108.7	13.4%	Rs.	946,157.4	14.0%
Savings deposits		1,258,166.0	25.6		1,598,619.0	27.4		1,919,734.0	28.2
Time deposits		3,043,349.1	61.8		3,455,253.7	59.2		3,929,805.4	57.8
Total	Rs.	4,921,855.5	100.0%	Rs.	5,837,981.4	100.0%	Rs.	6,795,696.8	100.0%

As of March 31, 2018, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2018
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.	1,285,778.3	Rs.	967,785.5	Rs.	1,513,940.8	Rs.	514,521.4

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2016		2017		2018
	(in millions, except percentages)
Period end	Rs.	559,622.4	Rs.	322,265.6	Rs.	917,201.7
Average balance during the period	Rs.	342,855.1	Rs.	403,939.0	Rs.	529,833.0
Maximum outstanding	Rs.	613,882.4	Rs.	696,832.3	Rs.	917,619.6
Average interest rate during the period(1)		4.8%		5.4%		5.0%
Average interest rate at period end(2)		5.2%		3.4%		5.1%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2016, 2017 and 2018.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier I or Tier II risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt (Lower Tier II capital), Upper Tier II capital and Innovative Perpetual Debt Instruments outstanding as of March 31, 2018 were Rs. 124.27 billion (previous year: Rs. 121.22 billion), Rs. 26.80 billion (previous year: Rs. 27.80 billion), and Rs. 80.00 billion (previous year: nil), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
LowerTierII	INR	2008-09	2018-19	10.0	10.70	—	—	11.50
LowerTierII	INR	2008-09	2018-19	10.0	9.75	—	—	1.50
LowerTierII	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
LowerTierII	INR	2012-13	2027-28	15.2	9.45	2022-23	—	34.77
LowerTierII	INR	2017-18	2027-28	10.0	7.56	—	—	20.00
LowerTierII	INR	2017-18	2027-28	10.0	8.42	—	—	1.50
LowerTierII	INR	2017-18	2027-28	10.0	8.45	—	—	1.30
LowerTierII	INR	2016-17	2026-27	10.0	8.79	—	—	2.20
LowerTierII	INR	2016-17	2026-27	10.0	8.05	—	—	1.70
LowerTierII	INR	2014-15	2024-25	10.0	9.55	—	—	2.00
LowerTierII	INR	2014-15	2024-25	10.0	9.55	—	—	1.00
LowerTierII	INR	2014-15	2024-25	10.0	9.70	—	—	2.00
LowerTierII	INR	2013-14	2023-24	10.0	10.19	—	—	0.80
LowerTierII	INR	2013-14	2023-24	10.0	10.05	—	—	0.50
LowerTierII	INR	2013-14	2023-24	10.0	10.20	—	—	1.00
LowerTierII	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
LowerTierII	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
LowerTierII	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Upper Tier II	INR	2008-09	2023-24	15.0	10.85	2018-19	11.35	5.78
Upper Tier II	INR	2008-09	2023-24	15.0	9.95	2018-19	10.45	2.00
Upper Tier II	INR	2008-09	2023-24	15.0	9.85	2018-19	10.35	7.97
Upper Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Perpetual Bond	INR	2017-18		—	8.85	2022-23	—	80.00

We have a right to redeem certain of the issuances as noted above under “year of call”. If not called, the interest rate on some of the debt instruments increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2018(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and cash equivalents(2)(3)	290,960.5	28,761.0	29,027.8	44,628.1	393,377.4	120,516.9	6,013.0	54,243.7	574,151.0
Term placements	545.0	1,424.9	18,066.2	15,509.0	35,545.1	42,620.3	40,418.4	21,292.1	139,875.9
Investments held for trading(4)	121,730.7	45,783.2	—	—	167,513.9	—	—	—	167,513.9
Investments available for sale(5)(6)	617,946.1	136,431.5	169,222.6	240,940.1	1,164,540.3	696,711.1	101,677.1	259,782.5	2,222,711.0
Securities purchased under agreement to resell	650,018.6	—	—	—	650,018.6	—	—	—	650,018.6
Loans, net(7)(8)	565,774.3	659,000.0	671,619.4	796,809.8	2,693,203.5	3,265,781.8	744,812.0	559,874.5	7,263,671.8
Accrued interest receivable	42,162.9	22,893.1	9,297.9	3,027.7	77,381.6	449.9	63.1	0.1	77,894.7
Other assets(13)	421.4	2,099.6	—	—	2,521.0	120,757.8	—	—	123,278.8
Total financial assets	2,289,559.5	896,393.3	897,233.9	1,100,914.7	5,184,101.4	4,246,837.8	892,983.6	895,192.9	11,219,115.7
Deposits(9)(10)	748,325.6	725,128.1	739,628.8	1,115,025.6	3,328,108.1	3,102,545.4	147,335.3	1,305,762.7	7,883,751.5
Debt(11)	214,329.9	201,564.8	328,385.7	243,804.3	988,084.7	331,175.0	208,871.2	183,977.1	1,712,108.0
Securities sold under repurchase agreements	138,000.0	—	—	—	138,000.0	—	—	—	138,000.0
Other Liabilities(12)(13)	262,946.5	33,109.9	3,241.4	3,322.4	302,620.2	154,315.6	20.2	—	456,956.0
Total financial liabilities	1,363,602.0	959,802.8	1,071,255.9	1,362,152.3	4,756,813.0	3,588,036.0	356,226.7	1,489,739.8	10,190,815.5
Asset/liability gap	925,957.5	(63,409.5)	(174,022.0)	(261,237.6)	427,288.4	658,801.8	536,756.9	(594,546.9)	1,028,300.2
Cumulative gap	925,957.5	862,548.0	688,526.0	427,288.4	427,288.4	1,086,090.2	1,622,847.1	1,028,300.2	1,028,300.2
Cumulative gap as a percentage of total financial assets	40.4%	27.1%	16.9%	8.2%	8.2%	11.5%	15.7%	9.2%	9.2%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
(2)	Cash on hand is classified in the “0-28” days category.
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

For further information on how we manage our asset liability risk, see “ Business—Risk Management—Market Risk ”.

Loan Portfolio and Credit Substitutes

As of March 31, 2018, our gross loan portfolio amounted to Rs. 7,376.2 billion. As of that date, our gross credit substitutes outstanding were Rs. 324.0 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “ Business—Retail Banking—Retail Loans and Other Asset Products ” and “ Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes ”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2014		2015		2016		2017		2018
	(in millions)
Retail loans	Rs.	2,188,337.7	Rs.	2,720,988.5	Rs.	3,458,565.7	Rs.	4,048,961.3	Rs.	5,213,364.6
Wholesale loans		1,039,923.6		1,222,460.6		1,534,268.7		1,939,948.4		2,162,814.4
Gross loans	Rs.	3,228,261.3	Rs.	3,943,449.1	Rs.	4,992,834.4	Rs.	5,988,909.7	Rs.	7,376,179.0
Credit substitutes (at fair value)		65,147.1		195,058.9		297,241.0		419,540.6		324,031.5
Gross loans plus credit substitutes	Rs.	3,293,408.4	Rs.	4,138,508.0	Rs.	5,290,075.4	Rs.	6,408,450.3	Rs.	7,700,210.5

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2018
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	1,573,881.8	Rs.	3,308,893.4	Rs.	330,589.4
Wholesale loans		1,119,321.7		724,666.2		318,826.5
Gross loans	Rs.	2,693,203.5	Rs.	4,033,559.6	Rs.	649,415.9
Credit substitutes (at fair value)		77,881.9		225,927.1		20,222.5
Gross loans plus credit substitutes	Rs.	2,771,085.4	Rs.	4,259,486.7	Rs.	669,638.4

	At March 31, 2018
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	505,197.7	Rs.	1,741,867.6	Rs.	636,766.4
Fixed rates		2,188,005.8		2,291,692.0		12,649.5
Gross loans	Rs.	2,693,203.5	Rs.	4,033,559.6	Rs.	649,415.9
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		77,881.9		225,927.1		20,222.5
Gross credit substitutes	Rs.	77,881.9	Rs.	225,927.1	Rs.	20,222.5
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	505,197.7	Rs.	1,741,867.6	Rs.	636,766.4
Fixed rates		2,265,887.7		2,517,619.1		32,872.0
Gross loans and credit substitutes	Rs.	2,771,085.4	Rs.	4,259,486.7	Rs.	669,638.4

Concentration of Loans and Credit Substitutes

Pursuant to the guidelines of the RBI, our exposure to individual borrowers is limited to 15% of our capital funds (as defined by the RBI and calculated under Indian GAAP), and our exposure to a group of companies under the same management is limited to 40% of our capital funds. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5% of capital funds is allowed in respect of individual borrowers and up to 10% in respect of group borrowers. We may, in exceptional circumstances and with the approval of our Board of Directors, consider enhancement of exposure to a borrower by a further 5% of capital funds. See “ Supervision and Regulation—Credit Exposure Limits ”.

The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0% of the total). For the purpose of industry-wise classification of retail loans, from fiscal 2015, the end use (i.e., business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual borrowers, where the credit facilities are for business purposes, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans. From fiscal 2017, Agriculture and allied activities is classified under Agriculture Production - Food, Agriculture Production – Non food , Agriculture – Allied, and Animal Husbandry, respectively. Services are classified under Business Services, and Consumer Services, respectively, and Wholesale Trade is classified under Wholesale Trade - non consumer goods (now named as Wholesale Trade – Industrial), and Wholesale Trade-consumer goods (now named as Wholesale Trade – non industrial), respectively. Credit Card receivables and Housing Loans hitherto classified under retail loans are classified under Consumer Loans from fiscal 2017. From fiscal 2018, Agri produce trade is added by classifying certain sub segments from Wholesale Trade - industrial, Wholesale Trade-non industrial and Retail trade.

	At March 31,
	2014			2015			2016			2017			2018
	(in millions, except percentages)
Consumer Loans	Rs.	—	—%	Rs.	479,467.5	11.6%	Rs.	670,622.8	12.7%	Rs.	1,526,978.2	23.8%	Rs.	1,948,328.2	25.3%
Retail Trade		90,086.2	2.7		190,434.7	4.6		258,095.4	4.9		323,818.6	5.1		386,399.2	5.0
Non-Banking Financial Companies /Financial Intermediaries		80,993.0	2.5		154,730.5	3.7		220,012.7	4.2		338,599.3	5.3		341,744.3	4.4
Agriculture Production - Food		—	—		—	—		—	—		284,748.8	4.4		319,141.4	4.1
Automobile & Auto Ancillary		150,954.5	4.6		215,063.9	5.2		210,699.3	4.0		271,963.5	4.2		312,786.0	4.1
Consumer Services		—	—		—	—		—	—		264,554.4	4.1		311,794.7	4.0
Road Transportation		150,177.4	4.6		131,762.3	3.2		184,398.2	3.5		241,771.3	3.8		310,740.7	4.0
Real Estate & Property Services		—	—		91,871.9	2.2		125,193.8	2.4		170,245.8	2.7		235,683.0	3.1
Food & Beverage		100,588.6	3.1		128,212.4	3.1		155,489.6	2.9		178,848.8	2.8		211,367.5	2.7
Business Services		—	—		—	—		—	—		161,452.2	2.5		208,815.4	2.7
Agriculture Production - Non food		—	—		—	—		—	—		202,350.3	3.2		199,451.2	2.6
Power		72,469.7	2.2		112,016.5	2.7		119,207.9	2.3		145,608.7	2.3		193,978.4	2.5
Wholesale Trade - Non Industrial		—	—		—	—		—	—		237,302.7	3.7		183,081.2	2.4
Housing Finance Companies		—	—		—	—		—	—		143,236.6	2.2		171,780.2	2.2
Wholesale Trade - Industrial		—	—		—	—		—	—		170,084.4	2.7		167,357.3	2.2
Textiles & Garments		—	—		—	—		—	—		—	—		164,476.1	2.1
Agriculture - Allied		—	—		—	—		—	—		129,207.9	2.0		163,496.3	2.1
Telecom		—	—		—	—		—	—		129,510.8	2.0		—	—
Agriculture and Allied Activities		155,559.1	4.7		422,894.4	10.2		550,848.4	10.4		—	—		—	—
Wholesale Trade		235,811.8	7.2		314,066.2	7.6		362,316.5	6.8		—	—		—	—
Services		96,580.6	2.9		230,486.5	5.6		310,019.3	5.9		—	—		—	—
Iron and Steel		85,283.2	2.6		86,389.7	2.1		117,845.3	2.2		—	—		—	—
Coal & Petroleum Products		69,725.4	2.1		—	—		—	—		—	—		—	—
Others (including unclassified retail)		2,005,178.9	60.8		1,581,111.5	38.2		2,005,326.2	37.8		1,488,168.0	23.2		1,869,789.4	24.5
Total	Rs.	3,293,408.4	100.0%	Rs.	4,138,508.0	100.0%	Rs.	5,290,075.4	100.0%	Rs.	6,408,450.3	100.0%	Rs.	7,700,210.5	100.0%

As of March 31, 2018, our ten largest exposures totaled approximately Rs. 651.4 billion and represented 69.9% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 32.9% of our capital funds as per RBI guidelines.

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

We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. From fiscal 2017, the assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter. Accordingly, on the basis of average calculation, the bank’s total PSL achievement for fiscal 2018 stood at 41.2%. However, in fiscal 2018, agricultural loans made to small and marginal farmers were 7.3% of ANBC, against the requirement of 8.0%, with a shortfall of Rs. 32.7 billion, and advances to sections termed “weaker” by the RBI were 10.2% against the requirement of 10.0%. The PSL master circular mentions that Scheduled Commercial Banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the RIDF established with NABARD and other Funds with NABARD, NHB, SIDBI or MUDRA Ltd., as decided by the RBI from time to time.

We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in certain sub-categories of priority sector lending targets. As of March 31, 2018, our total investments as directed by RBI in such deposits were Rs. 133.6 billion yielding returns ranging from 4% to 8.3%.

The following table sets forth, for the periods indicated, our directed lending broken down by sector:

	As of March 31,
	2014		2015		2016		2017		2018
	(in millions)
Directed lending:
Agriculture	Rs.	324,173.2	Rs.	392,441.4	Rs.	528,672.4	Rs.	631,861.6	Rs.	735,135.0
Micro small and medium enterprises(1)		363,485.8		454,716.8		682,621.9		785,715.9		814,006.9
Other		214,786.0		221,829.8		217,302.5		223,502.7		205,145.0
Total directed lending	Rs.	902,445.0	Rs.	1,068,988.0	Rs.	1,428,596.8	Rs.	1,641,080.2	Rs.	1,754,286.9

(1)	Includes medium enterprises from fiscal 2016

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2014		2015		2016		2017		2018
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	20,928.3	Rs.	25,835.2	Rs.	37,423.0	Rs.	52,704.0	Rs.	75,904.5
Wholesale loans		8,758.2		13,489.6		15,559.7		30,275.7		32,812.8
Gross non-performing loans	Rs.	29,686.5	Rs.	39,324.8	Rs.	52,982.7	Rs.	82,979.7	Rs.	108,717.3
Allowances for credit losses	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5
Unallocated allowances for credit losses		21,964.0		22,625.1		26,352.0		32,766.8		49,906.7
Non-performing loans net of specific allowances for credit losses		9,037.3		14,615.8		21,974.6		37,249.6		46,116.8
Gross loan assets		3,228,261.3		3,943,449.1		4,992,834.4		5,988,909.7		7,376,179.0
Net loan assets	Rs.	3,185,648.1	Rs.	3,896,115.0	Rs.	4,935,474.3	Rs.	5,910,412.8	Rs.	7,263,671.8
Gross non-performing loans as a percentage of gross loans		0.9%		1.0%		1.1%		1.4%		1.5%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		15.8%		13.9%		11.1%		31.4%		27.9%
Gross unsecured non-performing loans as a percentage of gross unsecured loans.		0.7%		0.6%		0.5%		1.7%		1.5%
Non-performing loans net of specific allowances for credit losses as a percentage of net loan assets		0.3%		0.4%		0.4%		0.6%		0.6%
Specific allowances for credit losses as a percentage of gross non-performing loans		69.6%		62.8%		58.5%		55.1%		57.6%
Total allowances for credit losses as a percentage of gross non-performing loans		143.5%		120.4%		108.3%		94.6%		103.5%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2014		2015		2016		2017		2018
	(in millions)
Performing	Rs.	3,198,574.8	Rs.	3,904,124.3	Rs.	4,939,851.7	Rs.	5,905,930.0	Rs.	7,267,461.7
Non-performing or impaired:
On accrual status		271.8		2,431.2		4,291.3		—		—
On non-accrual status		29,414.7		36,893.6		48,691.4		82,979.7		108,717.3
Total non-performing or impaired		29,686.5		39,324.8		52,982.7		82,979.7		108,717.3
Total	Rs.	3,228,261.3	Rs.	3,943,449.1	Rs.	4,992,834.4	Rs.	5,988,909.7	Rs.	7,376,179.0

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

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “ Risk Factors—We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized”.

	As of March 31,
	2014					2015					2016					2017					2018
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(in millions, except percentages)
Glass & Glass Products	Rs.	—	Rs.	—	—%	Rs.	5,895.8	Rs.	1,635.1	27.7%	Rs.	8,111.7	Rs.	1,727.1	21.3%	Rs.	10,165.3	Rs.	1,701.0	16.7%	Rs.	10,877.3	Rs.	1,962.2	18.0%
Wholesale Trade - Non Industrial		—		—	—		—		—	—		—		—	—		232,111.9		15,722.9	6.8		180,841.8		15,239.0	8.4
Paper, Printing and Stationery		18,449.8		548.4	3.0		26,216.3		859.4	3.3		28,610.4		178.5	0.6		31,448.5		1,634.9	5.2		38,025.5		1,592.8	4.2
Agriculture Production - Food		—		—	—		—		—	—		—		—	—		282,673.8		4,217.1	1.5		318,643.5		12,227.0	3.8
Agriculture-Allied		—		—	—		—		—	—		—		—	—		129,207.9		3,218.8	2.5		163,496.3		6,184.0	3.8
Food and Beverage		99,588.0		534.1	0.5		121,172.2		1,101.1	0.9		152,253.7		1,871.7	1.2		166,494.3		3,361.2	2.0		210,780.7		7,007.4	3.3
Iron and Steel		82,959.4		1,811.8	2.2		84,913.9		4,793.8	5.6		97,934.7		4,712.7	4.8		106,816.0		4,499.4	4.2		135,431.1		4,196.0	3.1
Infrastructure Development		37,164.8		64.0	0.2		63,146.3		870.9	1.4		63,931.9		2,991.7	4.7		88,135.0		2,738.2	3.1		109,841.9		3,366.7	3.1
Agriculture Production - Non food		—		—	—		—		—	—		—		—	—		202,350.3		2,854.5	1.4		199,451.2		4,156.8	2.1
Wholesale Trade - Industrial		—		—	—		—		—	—		—		—	—		166,940.1		3,905.8	2.3		167,253.4		3,469.0	2.1
Real Estate & Property Services		56,469.4		136.3	0.2		88,264.9		846.9	1.0		121,992.9		3,559.2	2.9		168,660.4		3,822.8	2.3		233,700.5		4,015.9	1.7
Animal Husbandry		—		—	—		—		—	—		—		—	—		24,393.9		124.7	0.5		28,038.2		466.6	1.7
Retail Trade		90,086.2		147.9	0.2		189,593.5		1,769.0	0.9		253,373.6		2,450.3	1.0		320,876.9		3,731.5	1.2		385,217.8		6,279.0	1.6
Textiles & Garments		44,831.6		693.5	1.5		64,183.5		801.9	1.2		92,386.0		996.0	1.1		109,393.7		1,511.8	1.4		159,873.4		2,531.5	1.6
Agriculture Produce Trade		—		—	—		—		—	—		—		—	—		—		—	—		97,396.9		1,522.9	1.6
Gems and Jewellery		28,995.5		253.8	0.9		34,481.7		372.3	1.1		69,659.9		449.8	0.6		69,339.0		789.1	1.1		85,017.9		1,255.4	1.5
Wood & Products		3,865.5		5.7	0.1		6,324.2		188.1	3.0		8,482.6		291.0	3.4		10,994.0		345.4	3.1		14,782.7		201.8	1.4
Business Services		—		—	—		—		—	—		—		—	—		159,666.1		1,450.0	0.9		207,868.8		2,224.1	1.1
Road Transportation		150,177.4		2,077.9	1.4		131,240.2		1,849.8	1.4		183,707.5		1,826.0	1.0		241,771.3		2,518.7	1.0		310,740.7		3,313.8	1.1
Other Industries		—		—	—		—		—	—		—		—	—		315,497.4		5,426.8	1.7		334,256.9		3,028.6	0.9
Consumer Services		—		—	—		—		—	—		—		—	—		260,053.9		2,331.4	0.9		308,333.2		2,754.2	0.9
Automobile & Auto Ancillary		145,886.7		360.0	0.2		192,017.4		1,404.7	0.7		199,606.7		1,789.3	0.9		240,301.6		2,353.5	1.0		299,680.3		2,608.6	0.9
Consumer Loans		—		—	—		479,467.5		2,392.3	0.5		670,622.8		3,818.7	0.6		1,526,978.2		10,760.3	0.7		1,948,328.2		15,236.4	0.8
Drugs and Pharmaceuticals		—		—	—		40,114.5		386.7	1.0		36,854.5		372.0	1.0		31,133.3		381.7	1.2		54,444.1		410.2	0.8
Engineering		57,349.9		1,220.3	2.1		79,747.2		1,596.1	2.0		95,022.6		1,112.1	1.2		110,827.8		538.5	0.5		133,216.6		983.1	0.7
Leather & Products		—		—	—		5,235.3		19.8	0.4		6,189.0		27.1	0.4		6,898.0		78.1	1.1		11,298.2		80.9	0.7
Mining and Minerals		16,576.9		504.4	3.0		45,844.4		761.2	1.7		54,165.4		534.5	1.0		57,585.4		1,183.8	2.1		49,165.3		303.0	0.6
Media & Entertainment		—		—	—		9,727.9		55.2	0.6		13,694.2		153.2	1.1		16,761.1		137.4	0.8		16,414.6		76.7	0.5
Telecom		—		—	—		41,137.6		14.0	—		69,477.6		54.6	0.1		108,104.6		47.4	—		125,842.1		576.3	0.5
FMCG & Personal Care		—		—	—		8,192.3		22.7	0.3		10,785.2		55.1	0.5		18,499.9		45.6	0.2		26,273.4		117.8	0.4
Consumer Durables		—		—	—		21,586.7		67.1	0.3		32,864.7		161.3	0.5		43,224.5		174.2	0.4		47,822.9		205.9	0.4
Plastic & Products		13,402.1		9.2	0.1		16,909.0		36.6	0.2		24,351.8		283.9	1.2		32,751.4		278.5	0.9		41,665.0		155.6	0.4
Chemical and Products		33,908.0		31.3	0.1		40,031.1		107.8	0.3		38,095.6		68.7	0.2		49,020.6		102.7	0.2		58,460.5		193.2	0.3
Other Non-metalicMineral Products		—		—	—		9,579.2		80.0	0.8		9,246.2		83.7	0.9		11,819.7		87.5	0.7		17,680.8		57.0	0.3
Non-ferrous Metals		—		—	—		14,642.5		44.2	0.3		23,968.0		41.1	0.2		33,010.3		247.7	0.8		40,081.6		119.2	0.3
Information Technology		11,922.0		479.8	4.0		21,913.3		591.5	2.7		15,365.5		200.4	1.3		23,518.6		171.5	0.7		40,074.1		117.8	0.3
Coal & Petroleum Products		—		—	—		40,153.4		74.5	0.2		46,279.5		97.3	0.2		48,513.8		119.7	0.2		53,206.1		135.6	0.3
Cement & Products		—		—	—		26,789.7		22.7	0.1		37,872.7		43.4	0.1		38,204.8		56.5	0.1		74,435.8		121.0	0.2
Fishing		—		—	—		3,788.7		6.1	0.2		5,117.6		19.9	0.4		7,188.8		11.4	0.2		8,653.5		11.5	0.1
Power		70,980.3		48.6	0.1		96,169.7		103.4	0.1		103,437.7		114.5	0.1		125,213.0		94.2	0.1		159,239.8		92.8	0.1
Rubber & Products		—		—	—		5,418.8		140.2	2.6		5,767.0		159.0	2.8		7,483.4		116.5	1.6		8,311.6		4.4	0.1
Shipping		—		—	—		2,475.7		14.8	0.6		2,096.9		6.2	0.3		2,289.8		8.9	0.4		3,838.3		2.0	0.1
NBFC / Financial Intermediaries		57,796.1		891.4	1.5		94,744.7		981.5	1.0		130,684.6		957.5	0.7		180,220.7		76.6	—		231,249.9		111.7	—
Fertilisers & Pesticides		—		—	—		49,186.2		1.4	—		69,044.6		2.3	—		64,778.6		1.5	—		81,113.1		1.9	—
Airlines		—		—	—		305.6		1.7	0.6		—		—	—		—		—	—		—		—	—
Capital Market Intermediaries		—		—	—		19,791.3		36.8	0.2		18,583.0		37.3	0.2		—		—	—		—		—	—
Housing Finance Companies		—		—	—		—		—	—		—		—	—		—		—	—		—		—	—
Railways		—		—	—		1,068.0		0.7	0.1		—		—	—		—		—	—		—		—	—
Tobacco & Products		—		—	—		529.5		7.6	1.4		531.1		4.4	0.8		—		—	—		—		—	—
Banks and Financial Institutions		—		—	—		21,511.5		0.4	—		14,494.9		13.0	0.1		—		—	—		—		—	—
Activities allied to agriculture		155,559.1		260.1	0.2		422,894.4		5,369.3	1.3		550,848.4		7,397.1	1.3		—		—	—		—		—	—
Wholesale Trade		235,711.9		780.5	0.3		308,806.4		3,608.2	1.2		349,927.1		4,671.8	1.3		—		—	—		—		—	—
Services		96,238.8		16.3	—		230,040.6		1,712.3	0.7		306,593.9		2,473.7	0.8		—		—	—		—		—	—
Miscellaneous industries		26,358.9		86.7	0.3		69,377.7		1,436.4	2.1		47,072.1		1,057.5	2.2		—		—	—		—		—	—
Retail advances not otherwise classified		1,365,922.1		18,724.5	1.4		658,489.4		3,138.6	0.5		842,772.6		6,118.1	0.7		—		—	—		—		—	—
Total				29,686.5					39,324.8					52,982.7					82,979.7			—		108,717.3
Specific allowance for credit losses				20,649.2					24,709.0					31,008.1					45,730.1					62,600.5
Non-performing loans, net				9,037.3					14,615.8					21,974.6					37,249.6					46,116.8

As of March 31, 2018, our gross non-performing loan as a percentage of gross loans in the respective industries was the highest in glass and Glass Products, Wholesale Trade - Non Industrial and Paper, Printing & Stationery.

Glass and Glass Products

Due to existing competition and government policy, despite entry barriers, there is intense competition in the glass industry as the players face pricing pressures from domestic players as well as cheap imports from China, Indonesia and Saudi Arabia. The risk of substitution from PET bottles exists in the container glass segment. Also, since soda ash and natural gas are imported and dollar traded commodities, manufacturers are exposed to forex risks. The exchange rate from Rs. to US$ has hit an all-time low of Rs. 69 per US$ in May 2018, which does not bode well for importers.

Wholesale Trade - Non Industrial

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

Paper, Printing & Stationery

Paper demand has been slowing down on a global level due to rising digitization, penetration of e-books, e-newspapers, rising smartphone penetration, online advertisement etc. However, India’s paperboard demand has experienced growth of 4.5-5.5% CAGR during 2012 to 2017. Increased government and corporate spending, which also provides a thrust on education, supports the demand growth but is limited mainly to urban areas. Under the free trade agreement with South Korea and ASEAN countries, import duties on paper, paperboard and newsprint have been reduced to 0%, leading to more than 40% increase in the imports from overseas suppliers. Further, prices of most books have increased due to increased GST on printing and related articles (12%). On the raw material side, the cost of wood and agricultural residue are increasing broadly due to increased demand for wood in other segments. Increasing input cost of wood and agricultural residue along with energy cost has resulted in declined profitability of certain industry players.

Top Ten Non-Performing Loans

As of March 31, 2018, we had 255 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 23.0% of our gross non-performing loans and 0.3% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. None of the loans is collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral). Interest payments not being serviced as of fiscal 2018 for these loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses. Our top non-performing loan is to a state government which is backed by credit enhancements including letter of comfort from the Government of India.

	At March 31, 2018
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in Collateral value		Currently servicing all Interest payments
	(in millions)
Borrower 1	Wholesale Trade-Non Industrial	Consortium	Rs.	12,299.9	Rs.	11,119.9	Rs.	—	Yes
Borrower 2	Iron and Steel	Consortium		3,126.5		1,909.0		7,531.0	No
Borrower 3	Real Estate & Property Services	Multiple		2,502.7		810.7		3,209.4	No
Borrower 4	Glass & Glass Products	Consortium		1,950.2		1,191.6		5,044.0	No
Borrower 5	Food and Beverage	Multiple		1,350.3		—		—	No
Borrower 6	Infrastructure Development	Consortium		1,039.5		138.6		1,037.7	No
Borrower 7	Paper, Printing and Stationery	Multiple		810.7		—		—	No
Borrower 8	Wholesale Trade-Non Industrial	Multiple		699.5		—		—	No
Borrower 9	Paper, Printing and Stationery	Multiple		610.0		—		—	No
Borrower 10	Consumer Services	Multiple		563.2		209.4		400.1	No
			Rs.	24,952.5	Rs.	15,379.2

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2014		2015		2016		2017		2018
	(in millions, except percentages)
Gross restructured loans	Rs.	3,382.3	Rs.	4,165.6	Rs.	4,245.8	Rs.	3,069.3	Rs.	3,012.9
Allowance for credit losses		2,687.4		2,056.9		2,090.2		686.4		1,561.7
Net restructured loan	Rs.	694.9	Rs.	2,108.7	Rs.	2,155.6	Rs.	2,382.9	Rs.	1,451.2
Gross restructured loans as a percentage of gross non-performing loans		11.4%		10.6%		8.0%		3.7%		2.8%
Net restructured loans as a percentage of net non-performing loans		7.7%		14.4%		9.8%		6.4%		3.1%

If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan. See Note 10 of the consolidated financial statements and see also Supervision and Regulation—Restructured Assets ” and “ Supervision and Regulation— Resolution of Stressed Assets.”

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

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2014		2015		2016		2017		2018
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	16,466.9	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1
Additions during the period
Retail		16,815.3		19,615.7		24,446.1		34,723.4		50,794.5
Wholesale		2,276.1		4,248.1		2,071.6		6,561.8		4,054.2
Less allowances no longer required on account of write-offs		(14,909.1)		(19,804.0)		(20,218.6)		(26,563.2)		(37,978.3)
Specific allowance for credit losses at the end of period	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5
Unallocated allowance for credit losses at the beginning of the period	Rs.	17,227.3	Rs.	21,964.0	Rs.	22,625.1	Rs.	26,352.0	Rs.	32,766.8
Additions during the period		4,736.7		661.1		3,726.9		6,414.8		17,139.9
Unallocated allowance for credit losses at the end of the period	Rs.	21,964.0	Rs.	22,625.1	Rs.	26,352.0	Rs.	32,766.8	Rs.	49,906.7
Total allowance for credit losses at the beginning of the period	Rs.	33,694.2	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9
Allowance no longer required on account of write-offs		(14,909.1)		(19,804.0)		(20,218.6)		(26,563.2)		(37,978.3)
Additions during the period		23,828.1		24,524.9		30,244.6		47,700.0		71,988.6
Total allowance for credit losses at the end of the period	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2

Movements in our allowances for credit losses charged to expense do not include recoveries against write-off cases amounting to Rs. 9,748.6 million and Rs. 12,590.8 million for fiscals 2017 and 2018, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2014		2015		2016		2017		2018
	(in millions)
Wholesale
Allocated	Rs.	7,316.1	Rs.	8,083.8	Rs.	7,413.4	Rs.	11,713.5	Rs.	15,323.0
Unallocated		2,738.5		3,248.4		3,803.4		4,656.2		7,759.3
Subtotal	Rs.	10,054.6	Rs.	11,332.2	Rs.	11,216.8	Rs.	16,369.7	Rs.	23,082.3
Retail
Allocated		13,333.1		16,625.2		23,594.7		34,016.6		47,277.5
Unallocated		19,225.5		19,376.7		22,548.6		28,110.6		42,147.4
Subtotal	Rs.	32,558.6	Rs.	36,001.9	Rs.	46,143.3	Rs.	62,127.2	Rs.	89,424.9
Allowance for credit losses	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2

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

Our financial condition and results of operations are affected by general economic conditions prevailing in India. During fiscal 2017, economic growth moderated as compared to fiscal 2016. As per the estimates of the Indian Central Statistics Office (“CSO”), real GDP growth slowed down to 7.1% in fiscal 2017 from 8.2% in fiscal 2016. While the slowdown reflected the impact of demonetization, there was also an upward revision of previously reported growth for fiscal 2016 (from 7.6% earlier to 8.2%). This moderation intensified in the first quarter of fiscal 2018 as GDP growth slowed down to a 13-quarter low at 5.6%, sharply lower than last year’s 8.1% expansion in the same quarter. The transitional impact of the GST and lingering residual effects of demonetization were in part responsible for the slowdown. As the negative effects of GST, demonetization shock and supply disruptions seem to be gradually fading, the economy seems to be slowly regaining momentum. The GDP growth bounced back to 6.3% in the second, 7.0% in the third and 7.7% in the fourth quarter of fiscal 2018. The 2018 Union Budget puts the focus of fiscal policy in the coming year on the revival of the rural economy and infrastructure expenditure. Notwithstanding some positive reversal in private investment growth over the course of fiscal 2018, (rising to 14.4% in the fourth quarter from 9.1%, 6.1% from 0.8% in Q3, Q2 and Q1 of fiscal 2018, respectively), we believe the incremental pick up in private capital expenditures is likely to be sector and sub-sector specific and very gradual.

While our results may not necessarily track the GDP figures directly, how the economy performs affects the environment in which we operate. For instance, a strong GDP growth may lead businesses to plan and invest confidently, in turn causing a stronger demand for bank credit. On the other hand, inflation also moderated during fiscal 2017, with the average level of CPI declining to 4.5% in fiscal 2017 from 4.9% in fiscal 2016. A range of supply side measures, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices led to the decline in inflation. As a result of, inter alia, declining inflationary pressures, the RBI reduced the policy repo rate by 75 basis points from 7.5% to 6.75% in fiscal 2016, by 50 basis points from 6.75% to 6.25% in fiscal 2017 and by 25 basis points from 6.25% to 6.00% in fiscal 2018. Higher inflation generally leads to higher interest rates and raises the cost of funds for businesses, making it difficult for them to borrow. Higher interest rates also affect us as our spreads could compress. In June 2018, considering higher inflationary pressures, the RBI has increased the policy repo rate to 6.25%. Alternatively, a lower interest rate scenario, adds to the economic growth and is generally beneficial to the environment in which we operate, provided inflation is under control.

On the fiscal side, the government appears to be committed to fiscal consolidation by reducing the fiscal deficit from 4.5% in fiscal 2014 to 3.5% in fiscal 2017. However, given rising pressures on the fiscal side, the government strayed slightly from its fiscal consolidation path. The fiscal deficit as a percentage of GDP stood at 3.5% in fiscal 2018 versus the 3.2% target, and for fiscal 2019 the budget outlined a 3.3% fiscal deficit target. The focus of this year’s budget has been primarily on the agriculture sector, reviving the rural economy, infrastructure, health, employment generation and smaller businesses. Declining fiscal deficits tend to have a favorable impact on our operations, as lower fiscal deficit allows the central bank to reduce rates, given a sustainable level of inflation and also does not crowd out private investments.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2018, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.6% of net customer assets. In addition, our net customer assets represented 96.2% of our deposits and our deposits represented 69.4% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 42.2% of our average total deposits for the period ended March 31, 2018. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal 2018 of 4.4%.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”), which was subsequently confirmed by the RBI through its circular dated February 11, 2016. The 2016 Roadmap requires such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, with comparative financial information for accounting periods commencing on or after April 1, 2017. The implementation of IND-AS by banks requires certain legislative changes in the format of financial statements to comply with disclosures required by IND-AS. In April 2018, the RBI deferred the effective date for implementation of IND-AS by one year, by which point the necessary legislative amendments are expected to have been completed. Scheduled commercial banks in India, such as us, will now be required to prepare IND-AS based financial statements for accounting periods beginning from April 1, 2019 onwards with comparatives for periods beginning April 1, 2018.

In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to section 13 or 15(d) of, and our reports pursuant to rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be for the accounting period commencing on April 1, 2019 and, as such, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.

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

Goodwill and Other Intangibles

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. ASC 350-20 “Goodwill” stipulates that goodwill of a reporting unit shall be tested on an annual basis and in the interim period under certain circumstances. Accordingly, we have determined that we will test the goodwill on our books for impairment at annual rests, unless circumstances warrant us to carry out impairment tests in an interim period. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2018. The results of the first step of the impairment test showed no indication of impairment. Accordingly, we did not perform the second step of the impairment test.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 32 of the consolidated financial statements, “Fair Value Measurement “ for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2018, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale mortgage and asset-backed securities aggregating Rs. 18,534.6 million. The Level 3 instruments comprised 0.8% of our total securities portfolio and 0.2% of our total assets, as of March 31, 2018. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends. There were no transfers between Level 1, 2 and 3 during fiscal 2017. Available-for-sale securities aggregating Rs. 6.6 billion and classified as Level 1 as of March 31, 2017 were transferred to Level 2 during fiscal 2018.

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

Recently Issued Accounting Pronouncements Not Yet Effective

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. The above referred guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. The Bank expects to adopt the guidance in fiscal 2019. The ASU requires that revenue from contracts with customers is to be recognized upon transfer of goods and services in the amount of consideration expected to be recognized and transfer of nonfinancial assets, unless those contracts are within the scope of other guidance. The ASU also clarifies the guidance related to reporting revenue as a principal versus net as an agent. The ASU also requires new qualitative and quantative disclosures, including disaggregation of revenues and descriptions of performance obligations. On adoption we will describe our key sources of revenue that are within the scope of the new guidance, and include qualitative disclosures to describe how revenue is recognized for the types of services performed. We do not expect our accounting policies to change materially since the principals of revenue recognition are essentially consistent with our present guidance and practices. The Bank has examined the effect that the guidance will likely have on other revenue streams as well as changes in disclosures required by the new guidance is not expected to be material on the Bank’s financial condition or results of operations.

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

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Under previous GAAP, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank does not plan to early adopt the ASU. The Bank expects to adopt the guidance in fiscal 2020. In January 2018, the FASB released an exposure draft wherein an amendment is proposed, if accepted, would allow the option to apply provisions of the ASU prospectively as of the effective date, without adjusting comparative periods presented. The Bank expects to recognize lease liabilities and corresponding assets at their present value predominantly related to all of the Rs. 79.3 billion of future minimum lease payments required under operating leases as disclosed in Note 27. However, these Leases which will be subject to consolidated balance sheet recognition and their initial measurement is under our evaluation. The effect of the adoption will depend on the lease portfolio at the time of transition.

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

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses is required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses is required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. While early adoption is permitted beginning fiscal 2020, we do not expect to elect that option. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. The Bank is evaluating the effect the ASU 2016-13 will have on its Consolidated Financial Statements and related disclosures which will also depend on the nature of the Bank’s portfolio’s at the date of adoption.

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230)”. This is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2019. The preliminary evaluation carried out by the Bank indicate that the guidance will not have a material impact, on the presentation and classification in the consolidated statement of cash flows. The adoption of this guidance is not expected to have any impact on the Bank’s financial condition, results of operations, except for presentation classification in the Consolidated Statement of Cash Flows.

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

In January 2017, the FASB issued ASU No. 2017-01 “Business Combinations (Topic 805) - Clarifying the Definition of a Business”. The amendment in this update narrows the definition of a business by introducing a quantitative screen as the first step, such that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. If the first step is not met, then an entity needs to evaluate whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendment in this update will be applied prospectively, with early adoption permitted. The Bank expects to adopt the guidance in fiscal 2019. The impact of this update will depend upon the acquisition and disposal activities of the Bank, if any.

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles-Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment”. The amendment in this update simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. The impairment test is simply the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The simplified one-step impairment test applies to all reporting units (including those with zero or negative carrying amounts). The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2021. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The impact of the amendments in this update will depend upon the performance of the reporting units and the market conditions impacting the fair value of each reporting unit going forward.

In March 2017, the FASB issued ASU 2017-07 “Compensation—Retirement Benefits (Topic 715) - Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendment in this update changes the income statement presentation of net benefit expense and also requires restating the Company’s financial statements for each of the earlier periods presented in annual and interim financial statements. The amendment requires that only the service cost component of net benefit expense be included in the Compensation and benefits line on the income statement. The other components of net benefit expense will be required to be presented outside of the Compensation and benefits line and will be presented in other operating expense. The total Operating expenses will not change. The new standard also changes the components of net benefit expense that are eligible for capitalization when employee costs are capitalized in connection with various activities, such as internally developed software, construction-in-progress, and loan origination costs. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments in this update is to be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The Bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition and results of operations.

In March 2017, the FASB issued ASU 2017-08 “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)- Premium Amortization on Purchased Callable Debt Securities”. This update amends the amortization period for certain purchased callable debt securities held at a premium. The update requires entities to amortize premiums on debt securities by the first call date when the securities have fixed and determinable call dates and prices. ASU 2017-08 does not change the accounting for discounts, which continue to be recognized over the contractual life of a security. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period but such adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of the ASU is on a modified retrospective basis through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. The Bank expects to adopt the guidance in fiscal 2020. The impact of this ASU will depend upon the position of purchased callable debt securities held at a premium on date of adoption.

In May 2017, the FASB issued ASU 2017-09 “Compensation - Stock Compensation (Topic 718) - Scope of Modification Accounting.” The amendment in this update clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Under ASU 2017-09, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions and (iii) the award’s classification as an equity or liability instrument. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. The impact of this update will depend upon the modification, if any, to the terms or conditions of a share-based payment award on or after adoption of the guidance in fiscal 2019.

In August 2017, the FASB issued ASU No. 2017-12 “Derivatives and Hedging (Topic 815) - Targeted Improvements to Accounting for Hedging Activities”. The amendment in the update better aligns the accounting and reporting of hedging relationships with the economics of risk management activities. ASU 2017-12 provides administrative reliefs to simplify the application of hedge accounting. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The transition requirements and elections in this update is to be applied to hedging relationships existing on the date of adoption. The amendment in the update requires the effect of adoption to be reflected as of the beginning of the fiscal year of adoption. The Bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition and results of operations.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 15.9% from Rs. 313.8 billion in fiscal 2017 to Rs. 363.8 billion in fiscal 2018. Our net interest margin was 4.7% for fiscal 2018. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2017		2018		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Interest on loans	Rs.	552,686.8	Rs.	667,458.7	Rs.	114,771.9	20.8
Interest on securities, including dividends and interest on trading assets		159,660.4		162,258.3		2,597.9	1.6
Other interest revenue		13,207.1		13,748.3		541.2	4.1

Total interest and dividend revenue		725,554.3		843,465.3		117,911.0	16.3
Interest on deposits		308,078.3		326,717.8		18,639.5	6.1
Interest on short-term borrowings		21,821.9		26,004.4		4,182.5	19.2

Interest on long-term debt		43,781.1		67,297.5		23,516.4	53.7
Other interest expense		77.4		295.0		217.6	281.1

Total interest expense		373,758.7		420,314.7		46,556.0	12.5

Net interest revenue	Rs.	351,795.6	Rs.	423,150.6	Rs.	71,355.0	20.3

Less: Allowance for credit losses:

Retail		31,341.7		52,577.0		21,235.3	67.8

Wholesale		6,609.7		6,820.8		211.1	3.2

Total	Rs.	37,951.4	Rs.	59,397.8	Rs.	21,446.4	56.5
Net interest revenue after allowance for credit losses	Rs.	313,844.2	Rs.	363,752.8	Rs.	49,908.6	15.9

Interest and Dividend Revenue

Interest income on loans increased by 20.8%, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 26.2% from Rs. 5,156.0 billion in fiscal 2017 to Rs. 6,507.4 billion in fiscal 2018. Our average balance of retail loans increased by 27.1% from Rs. 3,641.1 billion in fiscal 2017 to Rs. 4,629.2 billion in fiscal 2018. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 24.0% from Rs. 1,514.9 billion in fiscal 2017 to Rs. 1,878.2 billion in fiscal 2018. Retail loan yields decreased to 11.1% in fiscal 2018 as compared to 11.5% in fiscal 2017. Wholesale loan yields decreased from 8.9% in fiscal 2017 to 8.1% in fiscal 2018.

Interest on securities, including dividends, increased by 1.6% from Rs. 159.7 billion in fiscal 2017 to Rs. 162.3 billion in fiscal 2018. This was primarily driven by an increase in the average balance of investments. The average balance of our investments increased by Rs. 111.3 billion from Rs. 2,152.5 billion in fiscal 2017 to Rs. 2,263.8 billion in fiscal 2018. This increase was partially offset by a decline in yield on investments from 7.4% in fiscal 2017 to 7.2% in fiscal 2018.

Other interest revenue increased by 4.1% from Rs. 13.2 billion in fiscal 2017 to Rs. 13.7 billion in fiscal 2018, primarily due to an increase in our average balance of cash equivalents and term placements. Average balance of our cash equivalents and term placements increased by 2.1% from Rs. 275.8 billion in fiscal 2017 to Rs. 281.5 billion in fiscal 2018.

Interest Expense

Our interest expense on deposits increased by 6.1% from Rs. 308.1 billion in fiscal 2017 to Rs. 326.7 billion in fiscal 2018. This increase was primarily due to an increase in our average interest bearing deposits, which increased by 15.7% from Rs. 5,053.9 billion in fiscal 2017 to Rs. 5,849.5 billion in fiscal 2018. This increase was partially offset by a decline in the average cost of our deposits, including non-interest bearing deposits, which decreased from 5.3% in fiscal 2017 to 4.8% in fiscal 2018.

The average balance of our savings account deposits increased from Rs. 1,598.6 billion in fiscal 2017 to Rs. 1,919.7 billion in fiscal 2018 and the average balance of our time deposits increased from Rs. 3,455.3 billion in fiscal 2017 to Rs. 3,929.8 billion in fiscal 2018. Cost of time deposits decreased from 7.1% in fiscal 2017 to 6.5% in fiscal 2018.

Interest expense on our short-term borrowings increased by 20.1% from Rs. 21.9 billion in fiscal 2017 to Rs. 26.3 billion in fiscal 2018 on account of an increase in our average balance of short-term borrowings and offset by a decrease in the cost of our short-term borrowings. The average balance of our short-term borrowings increased by 31.2% from Rs. 403.9 billion in fiscal 2017 to Rs. 529.8 billion in fiscal 2018. The cost of our short-term borrowings decreased from 5.4% in fiscal 2017 to 5.0% in fiscal 2018. Interest expense on our long-term debt increased by 53.7% primarily on account of an increase in our average balance of long-term debt from Rs. 646.5 billion in fiscal 2017 to Rs. 881.6 billion in fiscal 2018. This increase was further augmented by an increase in the cost of our long-term debt, which increased from 6.8% in fiscal 2017 to 7.6% in fiscal 2018. During fiscal 2018, we raised debt capital instruments eligible for inclusion in Additional Tier I and Tier II capital under the Basel III capital regulations amounting to Rs. 80.0 billion and Rs. 20.0 billion respectively.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 56.5% from Rs. 38.0 billion in fiscal 2017 to Rs. 59.4 billion in fiscal 2018.

Our loan loss allowance for credit losses in our retail loan portfolio increased by 67.8% from Rs. 31.3 billion in fiscal 2017 to Rs. 52.6 billion in fiscal 2018. Our specific loan loss allowance increased from Rs. 25.8 billion in fiscal 2017 to Rs. 38.6 billion in fiscal 2018. This increase was primarily due to higher allowances in our agriculture and personal loans segments. The increase was further augmented by higher retail unallocated allowances, which increased from Rs. 5.6 billion in fiscal 2017 to Rs. 14.0 billion in fiscal 2018. This increase was attributable to the growth in our retail loan portfolio and an increase in our estimate of losses primarily in our agriculture and auto loans segments, partially offset by a decrease in our estimate of losses primarily in our personal loans and credit cards segment.

Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 3.2% from Rs. 6.6 billion in fiscal 2017 to Rs. 6.8 billion in fiscal 2018. Our specific loan loss allowance decreased from Rs. 5.8 billion in fiscal 2017 to Rs. 3.7 billion in fiscal 2018. Our wholesale unallocated loan loss allowance increased from Rs. 0.9 billion in fiscal 2017 to Rs. 3.1 billion in fiscal 2018. This increase was attributable to the growth in our wholesale loan portfolio and estimated losses thereon.

Non-Interest Revenue

Our non-interest revenue increased by 31.1% from Rs. 110.3 billion in fiscal 2017 to Rs. 144.6 billion in fiscal 2018. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2017		2018		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Fees and commissions	Rs.	94,120.3	Rs.	120,060.9	Rs.	25,940.6	27.6
Realized gains/(loss) on AFS securities		9,592.8		10,704.1		1,111.3	11.6
Trading securities gains/(loss), net		467.2		(63.4)		(530.6)	(113.6)
Foreign exchange transactions		11,282.7		6,209.5		(5,073.2)	(45.0)
Derivatives gains/(loss)		(5,738.5)		6,742.6		12,481.1	(217.5)
Other		601.6		953.3		351.7	58.5
Total non-interest revenue	Rs.	110,326.1	Rs.	144,607.0	Rs.	34,280.9	31.1

Fees and commissions increased by 27.6% from Rs. 94.1 billion in fiscal 2017 to Rs. 120.1 billion in fiscal 2018, primarily on account of an increase in fees and charges on retail assets, fees on debit and credit cards and commissions on distribution of mutual funds and insurance products.

The gain on AFS securities was primarily attributable to the sale of government of India securities.

In fiscal 2018, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 6.0 billion, primarily on account of a gain of Rs. 6.9 billion from forward exchange contracts due to mark-to-market gains and gains on cancellations of forward exchange contracts. In fiscal 2018, currency swaps and currency options resulted in a loss of Rs. 1.9 billion (unadjusted for credit spreads), partially offset by a gain of Rs. 1.0 billion (unadjusted for credit spreads) from interest rate derivatives and forward rate agreements. In fiscal 2017, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 5.8 billion, primarily on account of a loss of Rs. 4.4 billion from forward exchange contracts due to mark-to-market loss, partially offset by gains on cancellations of forward exchange contracts. In fiscal 2017, currency swaps resulted in a loss of Rs. 2.4 billion (unadjusted for credit spread), partially offset by a gain of Rs. 1.0 billion (unadjusted for credit spread) from currency options, interest rate derivatives, and forward rate agreements. The gain from derivative transactions (including gain of Rs. 0.8 billion on account of credit spread) was Rs. 6.7 billion as compared to a loss from derivative transactions (net of gain of Rs. 0.1 billion on account of credit spread) of Rs. 5.7 billion in fiscal 2017. Income from foreign exchange transactions amounted to Rs. 6.2 billion during fiscal 2018 as compared to Rs. 11.3 billion during fiscal 2017. As a result, income from foreign exchange transactions and derivatives increased from Rs. 5.5 billion in fiscal 2017 to Rs. 13.0 billion in fiscal 2018.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2017		2018		Increase/ Decrease		% Increase/ Decrease	2017 % of net revenues	2018 % of net revenues
	(in million, except percentages)
Salaries and staff benefits	Rs.	93,060.5	Rs.	98,714.6	Rs.	5,654.1	6.1	21.9	19.4
Premises and equipment		28,024.2		29,816.9		1,792.7	6.4	6.6	5.9
Depreciation and amortization		8,876.9		9,678.9		802.0	9.0	2.1	1.9
Administrative and other		74,240.2		93,042.0		18,801.8	25.3	17.5	18.3
Amortization of intangibles		3.0		1.0		(2.0)	(66.7)	0.0	0.0
Total non-interest expense	Rs.	204,204.8	Rs.	231,253.4	Rs.	27,048.6	13.2	48.1	45.5

Total non-interest expense increased by 13.2% from Rs. 204.2 billion in fiscal 2017 to Rs. 231.3 billion in fiscal 2018. Our net interest revenue after allowances for credit losses increased by 15.9% from Rs. 313.8 billion in fiscal 2017 to Rs. 363.8 billion in fiscal 2018. As a result, our non-interest expense as a percentage of our net revenues was 45.5% in fiscal 2018 as compared to 48.1% in fiscal 2017.

Salaries and staff benefits increased by 6.1% from Rs. 93.1 billion in fiscal 2017 to Rs. 98.7 billion in fiscal 2018 primarily attributable to wage revisions. The number of our employees increased from 84,325 as of March 31, 2017 to 88,253 as of March 31, 2018

Premises and equipment costs increased by 6.4% from Rs. 28.0 billion in fiscal 2017 to Rs. 29.8 billion in fiscal 2018 on account of an increase in rent, electricity, equipment maintenance and other infrastructure costs. Depreciation and amortization expenses increased from Rs. 8.9 billion in fiscal 2017 to Rs. 9.7 billion in fiscal 2018.

Administrative and other expenses increased by 25.3% from Rs. 74.2 billion in fiscal 2017 to Rs. 93.0 billion in fiscal 2018, primarily on account of higher cards related costs backed by an increase in cards spends, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2018, we had 4,787 branches and 12,635 ATMs across 2,691 locations, which increased from 4,715 branches and 12,260 ATMs across 2,657 locations as of March 31, 2017. This also led to an overall increase in our non-interest expense. We continued to amortize the intangible assets (i.e., favorable leases) that were acquired on the merger of CBoP over their estimated remaining useful life. This amortization resulted in a charge of Rs. 1.0 million in fiscal 2018.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 24.0%, from Rs. 79.2 billion in fiscal 2017 to Rs. 98.3 billion in fiscal 2018. Our effective tax rate was 36.0% in fiscal 2017 and 35.5% in fiscal 2018. The effective tax rate was lower in fiscal 2018 primarily on account of lower stock-based compensation in fiscal 2018 as compared to in fiscal 2017.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2017 and 2018:

	Year ended March 31,
	2017	2018
Effective statutory income tax rate	34.61%	34.61%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	1.29	0.82
Income exempt from taxes	(0.45)	(0.19)
Effect of change in statutory tax rate	—	(0.08)
Other, net	0.57	0.30
Annual effective income tax rate	36.02%	35.46%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 27.0% from Rs. 140.5 billion in fiscal 2017 to Rs. 178.5 billion in fiscal 2018.

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

Fees and commissions increased by 12.4% from Rs. 83.8 billion in fiscal 2016 to Rs. 94.1 billion in fiscal 2017, primarily on account of an increase in fees and commissions generated by the retail segment. This increase was largely attributable to fees on debit and credit cards, transactional charges, fees on deposit accounts, fees on retail assets and commissions on distribution of mutual funds and insurance products

The gain on AFS securities was primarily attributable to the sale of government of India securities.

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

Liquidity and Capital Resources

Our growth is financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier I and Tier II capital.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Year ended March 31,
	2016		2017		2018
	(in million)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	118,049.9	Rs.	140,740.6	Rs.	178,833.9
Non-cash adjustments to net income		43,091.7		51,339.4		69,065.3
Net change in other assets and liabilities		8,931.6		187,192.2		(153,625.0)
Net cash provided by operating activities	Rs.	170,073.2	Rs.	379,272.2	Rs.	94,274.2
Cash Flows from Investing Activities:
Net change in term placements		21,089.7		17,830.3		(8,806.4)
Net change in investments		(367,840.3)		(202,859.4)		(149,589.6)
Net change in repurchase and resell agreements		256,632.7		(355,040.1)		(462,018.6)
Loans purchased net of repayments		(77,455.5)		(68,686.5)		21,777.2
Increase in loans originated, net of principal collections		(967,395.6)		(956,914.2)		(1,440,601.9)
Net additions to property and equipment		(9,871.9)		(12,534.2)		(9,086.4)
Net cash used in investing activities	Rs.	(1,144,840.9)	Rs.	(1,578,204.1)	Rs.	(2,048,325.7)
Cash Flows from Financing Activities:
Net increase in deposits		930,935.7		979,662.7		1,447,097.0
Net increase in short-term borrowings		39,370.5		68,703.2		456,558.6
Proceeds from issuance of shares by subsidiaries to non-controlling interest		33.9		301.9		366.5
Net increase in long-term debt		49,729.8		211,974.6		200,366.9
Proceeds from issuance of equity shares for options exercised		12,229.0		22,615.1		27,259.1
Proceeds from issuance of equity shares		—		—		—
Payment of dividends and dividend tax		(24,367.9)		(29,280.9)		(34,490.3)
Purchase of subsidiary shares from noncontrolling interest		—		—		(143.3)
Net cash provided by financing activities	Rs.	1,007,931.0	Rs.	1,253,976.6	Rs.	2,097,014.5
Effect of exchange rate changes on cash and cash equivalents		3,384.1		(2,007.8)		479.4
Net change in cash and cash equivalents		36,547.4		53,036.9		143,442.4
Cash and cash equivalents, beginning of year		341,124.3		377,671.7		430,708.6
Cash and cash equivalents, end of year	Rs.	377,671.7	Rs.	430,708.6	Rs.	574,151.0

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 379.3 billion in fiscal 2017 to Rs. 94.3 billion in fiscal 2018, mainly due to lower cash flows in fiscal 2018 as compared to fiscal 2017. This was largely a result of a decrease in our bills payable and remittances in transit and an increase in our investments held for trading, partially offset by an increase in our net income.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Loans originated and purchased, net of principal collections and repayments, increased from Rs. 1,025.6 billion in fiscal 2017 to Rs. 1,418.8 billion in fiscal 2018, largely on account of an increase in both retail and wholesale loan portfolios. The increase in investments in fiscal 2018 was Rs. 149.6 billion, primarily on account of an increase in available-for-sale Government of India securities, partially offset by a decrease in our investments in credit substitutes and other debt securities.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 22.6% from Rs. 6,431.3 billion in fiscal 2017 to Rs. 7,883.8 billion in fiscal 2018. There was a 33.3% increase in our time deposits from Rs. 3,341.9 billion in fiscal 2017 to Rs. 4,455.7 billion in fiscal 2018. Of the US $ 3.4 billion FCNR deposits, raised in fiscal 2014 under the RBI swap window, US $ 3.03 billion were redeemed up to March 2018. Savings account deposits increased by 15.6% from Rs. 1,935.8 billion as of March 31, 2017 to Rs. 2,238.0 billion as of March 31, 2018. Our non-interest-bearing current account deposits increased by 3.2% from Rs. 1,153.7 billion as of March 31, 2017 to Rs. 1,190.1 billion as of March 31, 2018. Savings account deposits at Rs. 2,238.0 billion and current account deposits at Rs. 1,190.1 billion accounted for 43.5% of total deposits as of March 31, 2018. Our short-term borrowings increased by Rs. 456.9 billion from Rs. 322.3 billion in fiscal 2017 to Rs. 779.2 billion in fiscal 2018. Our long-term debt increased by 27.6% from Rs. 730.9 billion in fiscal 2017 to Rs. 932.9 billion in fiscal 2018. During fiscal 2018, we raised debt capital instruments eligible for inclusion in Additional Tier I capital and Tier II capital under the Basel III capital regulations amounting to Rs. 80.0 billion and Rs. 20.0 billion, respectively. During fiscal 2018, we also raised Rs. 23.0 billion by an overseas issuance of Rupee denominated bonds.

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

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 17.8% from Rs. 5,457.9 billion in fiscal 2016 to Rs. 6,431.3 billion in fiscal 2017. Savings account deposits at Rs. 1,935.8 billion and current account deposits at Rs. 1,153.7 billion accounted for 48% of total deposits as of March 31, 2017. There was a 7.9% increase in our time deposits from Rs. 3,096.6 billion in fiscal 2016 to Rs. 3,341.9 billion in fiscal 2017. Of the US $ 3.4 billion FCNR deposits, raised in fiscal 2014 under the RBI swap window, US $ 3.0 billion matured during fiscal 2017. Savings account deposits increased by 30.9% from Rs. 1,478.9 billion as of March 31, 2016 to Rs. 1,935.8 billion as of March 31, 2017. Our non-interest-bearing deposits increased by 30.7% from Rs. 882.4 billion as of March 31, 2016 to Rs. 1,153.7 billion as of March 31, 2017. Our savings account and non-interest bearing deposits also grew on account of the demonetization exercise carried out by the RBI. Our short-term borrowings increased by Rs. 68.7 billion from Rs. 253.6 billion in fiscal 2016 to Rs. 322.3 billion in fiscal 2017. There was an increase in long-term debt from Rs. 522.3 billion in fiscal 2016 to Rs. 730.9 billion in fiscal 2017. During fiscal 2017, we raised long-term debt amounting to Rs. 335.0 billion including the long-term debt of Rs. 67.0 billion for lending to the affordable housing sector and financing infrastructure project loans.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2017 and March 31, 2018:

	As of March 31,
	2017		2018		Increase/ (decrease)		% Increase/ (decrease)
	(in million except percentages)
Cash and cash equivalents	Rs.	430,708.6	Rs.	574,151.0	Rs.	143,442.4	33.3
Term placements		131,069.5		139,875.9		8,806.4	6.7
Investments held for trading		35,363.7		167,513.9		132,150.2	373.7
Investments available for sale		2,111,385.6		2,222,711.0		111,325.4	5.3
Securities purchased under agreements to resell		50,000.0		650,018.6		600,018.6	1,200.0
Loans, net		5,910,412.8		7,263,671.8		1,353,259.0	22.9
Accrued interest receivable		67,356.6		77,894.7		10,538.1	15.6
Property and equipment		38,969.3		38,968.1		(1.2)	—
Intangibles		2.0		1.0		(1.0)	(50.0)
Goodwill		74,937.9		74,937.9		—	—
Other assets		216,774.5		157,564.9		(59,209.6)	(27.3)
Total assets	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	2,300,328.3	25.4

Our total assets increased by 25.4% from Rs. 9,067.0 billion as of March 31, 2017 to Rs. 11,367.3 billion as of March 31, 2018.

Our cash and cash equivalents increased from Rs. 430.7 billion as of March 31, 2017 to Rs. 574.2 billion as of March 31, 2018, primarily on account of net cash provided by our operating and financing activities, partially offset by net cash used in our investing activities. Cash and cash equivalents comprise of cash, balances due from banks and deposits that have original maturities of 90 days or less. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system.

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These have original maturities for periods ranging between three months and fifteen years. Term placements increased primarily on account of increase in our placements with central government bodies. Placements with central government bodies are made to comply with the extant RBI guidelines on shortfalls in priority sector lending sub-limits and account for 95.5% of term placements as of March 31, 2018.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from purchase. Investments held for trading increased by 373.7% from Rs. 35.4 billion as of March 31, 2017 to Rs. 167.5 billion as of March 31, 2018 primarily on account of the increase in our investments in mutual fund units and corporate bonds.

Investments available for sale increased by 5.3% primarily on account of an increase in our Government securities, partially offset by a decrease in our investments in commercial papers.

Net loans increased primarily on account of an increase in our retail loan portfolio. Our gross retail loan portfolio increased by 28.8% from Rs. 4,049.0 billion as of March 31, 2017 to Rs. 5,213.4 billion as of March 31, 2018. The growth in retail loans was across product segments. Our gross wholesale loan book increased by 11.5% from Rs. 1,940.0 billion as of March 31, 2017 to Rs. 2,162.8 billion as of March 31, 2018.

Accrued interest receivable increased by 15.6% from Rs. 67.4 billion as at March 31, 2017 to Rs. 77.9 billion as of March 31, 2018, primarily on account of an increase in our loans and investment securities.

Our property and equipment decreased by Rs 1.2 million. We added 195 branches and 260 ATMs in fiscal 2017 and 72 branches and 375 ATMs in fiscal 2018.

We acquired a branch network representing contractual and non-contractual customer relationships, customer lists, core deposits and favorable leases as identified intangible assets on account of our acquisition of CBoP in 2008. These intangibles amounted to Rs. 16.0 billion as of the date of acquisition. We have amortized these intangibles over their estimated remaining useful life, resulting in a charge of Rs. 3.0 million and Rs. 1.0 million in fiscals 2017 and 2018, respectively. Consequently, these intangibles were carried at an amortized value of Rs. 2.0 million and Rs. 1.0 million as of March 31, 2017 and March 31, 2018, respectively.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2018 and has been carried forward at the same value as the value at the acquisition date.

Other assets decreased by 27.3% from Rs. 216.8 billion as of March 31, 2017 to Rs. 157.6 billion as of March 31, 2018, primarily on account of a decrease in derivatives from Rs. 139.2 billion as of March 31, 2017 to Rs. 50.8 billion as of March 31, 2018. This was largely attributable to a decrease in mark-to-market gains from forward exchange contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2017 and March 31, 2018:

	As of March 31,
	2017		2018		Increase/ (decrease)		Increase/ (decrease)
	(in million, except percentages)%
Liabilities
Interest bearing deposits	Rs.	5,277,644.0	Rs.	6,693,649.3	Rs.	1,416,005.3	26.8
Non-interest bearing deposits		1,153,678.9		1,190,102.2		36,423.3	3.2
Total deposits		6,431,322.9		7,883,751.5		1,452,428.6	22.6
Securities sold under repurchase agreements		—		138,000.0		138,000.0	*
Short-term borrowings		322,265.6		779,201.7		456,936.1	141.8
Accrued interest payable		44,487.6		65,514.4		21,026.8	47.3
Long-term debt		730,920.7		932,906.3		201,985.6	27.6
Accrued expenses and other liabilities		510,082.6		391,441.6		(118,641.0)	(23.3)
Total liabilities		8,039,079.4		10,190,815.5		2,151,736.1	26.8
Non-controlling interest in subsidiaries		1,847.5		2,329.7		482.2	26.1
HDFC Bank Limited shareholders’ equity		1,026,053.6		1,174,163.6		148,110.0	14.4
Total liabilities and shareholders’ equity	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	2,300,328.3	25.4

*	Not meaningful

Our total liabilities increased by 26.8% from Rs. 8,039.1 billion as of March 31, 2017 to Rs. 10,190.8 billion as of March 31, 2018. This increase was primarily attributable to the growth in our deposits and borrowings. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 33.3% from Rs. 3,341.9 billion as of March 31, 2017 to Rs. 4,455.7 billion as of March 31, 2018. We had mobilized US $3.4 billion in special FCNR deposits from NRI clients under the RBI swap window in fiscal 2014. A major portion of these deposits were issued for a 3-year tenor. These came up for redemption starting fiscal 2017 and US$ 3.03 billion of the FCNR deposits were redeemed up to March 31, 2018. Savings account deposits increased by 15.6% from Rs. 1,935.8 billion as of March 31, 2017 to Rs. 2,238.0 billion as of March 31, 2018. Our non-interest bearing demand deposits increased by 3.2% from Rs. 1,153.7 billion as of March 31, 2017 to Rs. 1,190.1 billion as of March 31, 2018. In fiscal 2017, there was a spurt in our savings account and non-interest bearing demand deposits largely attributable to the demonetization exercise carried out by the RBI, whereby the Rs. 500 and Rs. 1,000 denominations of bank notes ceased to be legal tender with effect from November 9, 2016.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 77.4%, short-term borrowings accounted for 7.6% and long-term debt accounted for 9.2% as of March 31, 2018. Our short-term borrowings, comprised primarily of money market borrowings, increased by Rs. 456.9 billion from Rs. 322.3 billion as of March 31, 2017 to Rs. 779.2 billion as of March 31, 2018. Our long-term debt increased by 27.6% from Rs. 730.9 billion as of March 31, 2017 to Rs. 932.9 billion as of March 31, 2018. During fiscal 2018, we raised debt capital instruments eligible for inclusion in Additional Tier I capital and Tier II capital under the Basel III capital regulations amounting to Rs. 80.0 billion and Rs. 20.0 billion respectively. During fiscal 2018 we also raised Rs. 23.0 billion by an overseas issuance of Rupee denominated bonds.

Accrued interest payable increased by Rs. 21.0 billion from Rs. 44.5 billion as of March 31, 2017 to Rs. 65.5 billion as of March 31, 2018. This increase was primarily on account of interest accrued on our long-term debt.

Accrued expenses and other liabilities decreased by 23.3% from Rs. 510.1 billion as of March 31, 2017 to Rs. 391.4 billion as of March 31, 2018. This was largely attributable to a decrease in our derivatives, bills payable and remittances in transit.

Shareholders’ equity increased on exercise of 32,544,550 stock options by employees and an increase in our retained earnings partially offset by a decrease in our accumulated other comprehensive income (primarily on account of mark-to-market losses on available for sale securities).

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum common equity tier I ratio of 7.375%, a minimum total Tier I capital ratio of 8.875% and a minimum total capital ratio of 10.875% (each including capital conservation buffer of 1.875%) as of March 31, 2018.

During fiscal 2018, the RBI identified us as a Domestic-Systemically Important Bank (“D-SIB”), under the bucketing structure as provided in the D-SIB framework. As an identified D-SIB, we are required to maintain additional CET-I capital of 0.15% effective April 1, 2018 and will be required to maintain additional CET-I capital of 0.20% effective April 1, 2019.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2017 and March 31, 2018 are as follows:

	As of March 31,
	2017		2018		2018
	(in million, except percentages)
Tier I capital	Rs.	818,293.0	Rs.	1,060,049.0	US$	16,280.9
Tier II capital		113,026.6		125,354.7		1,925.3
Total capital	Rs.	931,319.6	Rs.	1,185,403.7	US$	18,206.2
Total risk weighted assets	Rs.	6,400,299.3	Rs.	8,001,259.8	US$	122,888.3
Capital ratios of the Bank:
Common Equity Tier I		12.79%		12.25%		12.25%
Tier I		12.79%		13.25%		13.25%
Total capital		14.55%		14.82%		14.82%
Minimum capital ratios required by the RBI:*
Tier I		8.25%		8.875%		8.875%
Total capital		10.25%		10.875%		10.875%

*	The Tier I and Total capital ratio includes capital conservation buffer.

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 9.2 billion in fiscal 2018. We have current plans for capital expenditures of approximately Rs. 20.2 billion in fiscal 2019. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our branches and back-offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

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

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. A currency option is a contract where the purchaser of the option has the right but not the obligation to either purchase or sell and the seller of the option agrees to sell or purchase an agreed amount of a specified currency at a price agreed in advance and denominated in another currency on a specified date or by an agreed date in the future. A forward rate agreement is a financial contract between two parties to exchange interest payments for a “notional principal” amount on a settlement date, for a specified period from a start date to a maturity date. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchanges of principal amounts at maturity (or on specified intermittent dates) based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The Bank’s Board of Directors imposes limits on our ability to hold overnight positions in foreign exchange and derivatives and the same are intimated to RBI. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2018, together with the fair values on each reporting date:

	As of March 31, 2018
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In million)
Interest rate derivatives	Rs.	3,084,700.1	Rs.	10,618.3	Rs.	9,520.9	Rs.	1,097.4	US$	47,376.7	US$	16.9
Forward rate agreements		2,073.1		2.5		2.6		(0.1)		31.8		—
Currency options		234,613.3		1,863.1		2,361.6		(498.5)		3,603.3		(7.7)
Currency swaps		161,301.3		4,929.0		4,882.5		46.5		2,477.4		0.7
Forward exchange contracts		4,344,675.7		33,423.3		39,357.1		(5,933.8)		66,728.2		(91.1)
Total	Rs.	7,827,363.5	Rs.	50,836.2	Rs.	56,124.7	Rs.	(5,288.5)	US$	120,217.4	US$	(81.2)

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

	As of March 31,
	2017		2018		2018
	(In million)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	202,430.1	Rs.	237,417.3	US$	3,646.4
Performance guarantees		166,964.2		214,088.3		3,288.1
Documentary credits		359,613.7		395,452.7		6,073.6
Total	Rs.	729,008.0	Rs.	846,958.3	US$	13,008.1

Guarantees and documentary credits outstanding increased by 16.2% to Rs. 847.0 billion as of March 31, 2018 from Rs. 729.0 billion as of March 31, 2017, principally due to growth in our trade finance business.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 419.0 billion and Rs. 452.0 billion (US$ 6.9 billion) as of March 31, 2017 and March 31, 2018, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 2,159.0 billion and Rs. 2,738.5 billion (US$ 42.1 billion) as of March 31, 2017 and March 31, 2018, respectively. See also note 24 to our consolidated financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2018:

Contractual Obligations

	Payments due by period, as of March 31, 2018
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in million)
Subordinated debt (a)	Rs.	151,063.5	Rs.	12,999.6	Rs.	—	Rs.	6,000.0	Rs.	132,063.9
Other long-term debt		701,845.5		159,123.2		322,809.0		70,169.7		149,743.6
Operating leases (b)		79,346.3		10,124.2		18,174.9		14,791.5		36,255.7
Short-term borrowings		779,201.7		779,201.7		—		—		—
Securities sold under repurchase agreements		138,000.0		138,000.0		—		—		—
Unconditional purchase obligations (c)		5,196.7		5,196.7		—		—		—
Total	Rs.	1,854,653.7	Rs.	1,104,645.4	Rs.	340,983.9	Rs.	90,961.2	Rs.	318,063.2

(a)	Scheduled maturities of subordinated debt do not include perpetual bonds of Rs. 79,997.3 million (net of debt issuance cost).
(b)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipments.
(c)	Unconditional purchase obligations principally constitute the capital expenditure commitments made as of March 31, 2018. See “—Note 27—Commitments and contingencies “ of our consolidated financial statements.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange and derivative contracts.

We have recognized a liability of Rs. 2.8 billion as of March 31, 2018, in accordance with FASB ASC 460-10 in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, we have recognized a liability of Rs. 2.5 billion as of March 31, 2018.

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

The residual maturities of the above commitments as of March 31, 2018 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2018
	Total amounts Committed*		Up to 1 year		1-3 years		3-5 years		Over 5 years
	(in million)
Documentary credits	Rs.	395,452.7	Rs.	374,805.5	Rs.	20,132.7	Rs.	446.7	Rs.	67.8
Guarantees		451,505.6		310,257.4		109,916.6		18,781.5		12,550.1
Forward exchange and derivative contracts		7,827,363.5		5,874,226.3		886,716.4		891,452.5		174,968.3
Total	Rs.	8,674,321.8	Rs.	6,559,289.2	Rs.	1,016,765.7	Rs.	910,680.7	Rs.	187,586.2

*	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

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

Our exposures to our ten largest borrowers as of March 31, 2018, computed as per RBI guidelines, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures as per Indian GAAP were as follows. None of these exposures were impaired as of March 31, 2018:

	March 31, 2018
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(in million)
Borrower 1	Coal & Petroleum Products	Rs.	11,615.0	Rs.	79,373.2	Rs.	90,988.2	US$	1,397.5
Borrower 2	NBFC / Financial Intermediaries		80,006.2		87.1		80,093.3		1,230.1
Borrower 3	Coal & Petroleum Products		27,567.3		48,406.0		75,973.3		1,166.8
Borrower 4	Telecom		59,631.9		13,790.6		73,422.5		1,127.7
Borrower 5	NBFC / Financial Intermediaries		70,012.7		—		70,012.7		1,075.3
Borrower 6	Iron and Steel		34,673.6		22,396.4		57,070.0		876.5
Borrower 7	Non-ferrous Metals		13,054.6		43,324.0		56,378.6		865.9
Borrower 8	Engineering		6,001.5		48,749.4		54,750.9		840.9
Borrower 9	Power		44,367.1		3,300.0		47,667.1		732.1
Borrower 10	NBFC / Financial Intermediaries		45,000.0		—		45,000.0		691.1

Of the total exposure to these ten borrowers, approximately 51% was secured by collateral. As of March 31, 2018, of our exposure to our ten largest borrowers, exposure to 5 borrowers was equal to or more than 5% of our capital funds and was mainly comprised of large credit facilities to these borrowers.

There were no exposures that exceeded the regulatory ceiling established by RBI.

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counter parties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2018, our aggregate country risk exposure was 3% of our total assets and our net funded exposure to any other country did not exceed 1% of our total assets.

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

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors shall not be less than 3 or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our Board of Directors consisted of 10 members as of March 31, 2018.

As per the Indian Companies Act, 2013 (the “Companies Act”), unless the Articles provide for the retirement of all directors at every annual general meeting, not less than two-thirds of the total number of directors shall be persons whose period of office is liable to determination by retirement of directors by rotation. However, any retiring director may be re-appointed by resolution of the shareholders. Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (i.e. an Indian resident).

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

The Banking Regulation Act, 1949 (“the Banking Regulation Act”) and subsequent RBI notification dated November 24, 2016 requires that not less than 51% of the board members shall consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors shall have specialized knowledge or practical experience in respect of agriculture and the rural economy, co-operation or small-scale industry. Mr. Malay Patel is the Independent Director on the Board having specialized knowledge and practical experience in small scale industry and Mr. Umesh Chandra Sarangi is the Independent Director on the Board having specialized knowledge and practical experience in agriculture and rural economy. Mr. Srikanth Nadhamuni is the Non-Executive Director on the Board of the Bank having expertise in Information Technology.

Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director (or two or more directors together) holds not more than 2% of the paid-up share capital.

None of our directors or members of our senior management holds 1% or more of our equity shares.

Our Board of Directors, as of March 31, 2018, comprised of:

Name	Position	Age
Mrs. Shyamala Gopinath	Part-time Non-Executive Chairperson	68
Mr. Bobby Parikh	Non-Executive Director	54
Mr. Keki Mistry	Non-Executive Director	63
Mr. Partho Datta	Non-Executive Director	69
Mr. Malay Patel	Non-Executive Director	41
Mr. Aditya Puri	Managing Director	67
Mr. Paresh Sukthankar	Deputy Managing Director	55
Mr. Kaizad Bharucha	Executive Director	52
Mr. Umesh Chandra Sarangi	Non-Executive Director	66
Mr. Srikanth Nadhamuni	Non-Executive Director	54

The following are brief biographies of our directors:

Mrs. Shyamala Gopinath is the part-time Non-Executive Chairperson of the Bank. She holds a master’s degree in commerce and is a certified associate of the Indian Institute of Bankers. She has 39 years of experience in financial sector policy formulation in different capacities at the RBI. As Deputy Governor of the RBI for seven years and a member of the RBI’s board of directors, she guided and influenced national policies in diverse areas such as regulation and supervision of financial sector, financial markets, and capital account management. During 2001 to 2003, she worked as senior financial sector expert in the then Monetary Affairs and Exchange Department of the International Monetary Fund (Financial Institutions Division). She is an independent director in a few listed and unlisted companies including not for profit entities. She served as the Chairperson on the Advisory Board on Bank, Commercial and Financial Frauds for two years from 2012 to 2014 and the Corporate Bonds and Securitisation Advisory Committee of SEBI from August 2011 until January 2018. She currently chairs the Board of Governors of Indian Institute of Management, Raipur.

Mr. Aditya Puri is and has been the Managing Director of the Bank since September 1994. He holds a bachelor’s degree in commerce from Punjab University and is an associate member of ICAI. Prior to joining the Bank, he was the chief executive officer of Citibank, Malaysia from 1992 to 1994. He has over 40 years of experience in the banking sector in India and abroad. He was named amongst the best 30 chief executive officers in the world in the Barron’s list for the years 2015 and 2017. He is the Non-Executive Chairman of HDBFSL, a subsidiary of the Bank.

Mr. Paresh Sukthankar is the Deputy Managing Director of the Bank. He completed his graduation from Sydenham College, Mumbai and holds a bachelor of commerce degree from the University of Mumbai. He has done his masters in management studies from Jamnalal Bajaj Institute (Mumbai). He has also completed the Advanced Management Program from Harvard Business School. He has been associated with the Bank since its inception. At the Bank, he has direct or supervisory oversight over various key areas of the Bank including Credit, Risk Management, Finance, Human Resources, Investor Relations, Corporate Communications, Corporate Social Responsibility and Information Security.

Mr. Kaizad Bharucha is an Executive Director of the Bank. He holds a bachelor of commerce degree from the University of Mumbai. He has been associated with the Bank since 1995. In his current position as Executive Director, he is responsible for Wholesale Banking covering areas of Corporate Banking, Emerging Corporate Group, Business Banking, Healthcare Finance, Agricultural Lending and Department for Special Operations. In his previous position as Group Head—Credit & Market Risk, he was responsible for the Risk Management activities in the Bank, which are Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions. He is a career banker with over three decades of banking experience. Prior to joining the Bank, he worked at SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. He has represented HDFC Bank as a member of the working group constituted by the RBI to examine the role of Credit Information Bureau and on the sub-committee with regard to the adoption of the Basel II guidelines.

Mr. Bobby Parikh is an Independent Non-Executive Director of the Bank. He has been associated with the Bank as a Director since January, 2011. He is a qualified chartered accountant from the Institute of Chartered Accountants of India (“ICAI”) and holds a bachelor’s degree in commerce from the University of Mumbai. Mr. Parikh was a Senior Partner with BMR & Associates LLP and led its financial services practice. Prior to joining BMR & Associates LLP, Mr. Parikh was also the Chief Executive Officer of Ernst & Young in India and held that responsibility until December 2003. Mr. Parikh worked with Arthur Andersen for over 17 years and was its Country Managing Partner until the Andersen practice combined with that of Ernst & Young in June 2002. Mr. Parikh is a director on the boards of BMR Business Solutions Pvt Ltd, Tax and Advisors Pvt Ltd, BMR Global Services Pvt Ltd, Indostar Capital Finance Ltd, Aviva Life Insurance Company Ltd, Aditya Birla Sun Life Asset Management Company Ltd, Sembcorp Green Infra Ltd, Sembcorp Energy India Ltd and a designated partner of Avaana Partner Advisors LLP and partner of Bobby Parikh Associates. He is one of the financial experts on the Audit Committee of the Bank.

Mr. Malay Patel is an Independent Non-Executive Director of the Bank. He holds a major in engineering (Mechanical) from Rutgers University, Livingston, NJ, USA. He is a director on the board of directors of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry. He has been involved in varied roles such as export, import, procurement, sales and marketing, among others, in Eewa Engineering Company Private Limited. He has knowledge and practical experience in matters relating to small scale industries in terms of Section 10-A (2)(a) of the Banking Regulation Act, 1949.

Mr. Partho Datta is an Independent Non-Executive Director of the Bank. He is an associate member of the ICAI. He joined Indian Aluminum Company Limited (“INDAL”) and was with INDAL and its parent company in Canada for 25 years and held positions as Treasurer, Chief Financial Officer and Director Finance during his tenure. He joined the Chennai based Murugappa Group thereafter as the head of Group Finance and was a member of the Management Board, as well as Director in several Murugappa Group companies. Post retirement from the Murugappa Group, he was an advisor to the Government appointed board of directors of Satyam Computers Services Limited during the restoration process and has also been engaged in providing business/strategic and financial consultancy on a selective basis. He is one of the financial experts on the Audit Committee of the Board.

Mr. Keki Mistry is a Non-Executive Director of the Bank. He holds a bachelor’s degree in commerce from the University of Mumbai. He is a fellow member of the ICAI. In the year 1981, he joined HDFC Limited. He was inducted to the board of directors of HDFC Limited as an executive director in 1993 and is currently the vice chairman and chief executive officer of HDFC Limited. He is the Chairman of the CII National Council on Corporate Governance and also a member of the Committee on Corporate Governance set up by SEBI.

Mr. Umesh Chandra Sarangi is an Independent Non-Executive Director of the Bank. He holds a master’s degree in Science (Botany). He has 35 years of experience in the Indian Administrative Services. As the erstwhile chairman of the National Bank for Agricultural and Rural Development from December 2007 to December 2010, he focused on rural infrastructure, accelerated initiatives such as microfinance, financial inclusion, watershed development and tribal development. He has been appointed as a Director having specialized knowledge and experience in agriculture and rural economy pursuant to Section 10-A (2)(a) of the Banking Regulation Act, 1949.

Mr. Srikanth Nadhamuni is a Non-Executive Director of the Bank. He holds a master’s degree in Electrical Engineering from Louisiana State University. He presently is the Chairman of Novopay Solutions Private Limited, a company involved in the area of mobile payments and is the chief executive officer of Khosla Labs Private Limited, a start-up incubator. He has also been a co-founder of e-Governments Foundation, which aims to improve governance in Indian cities, creation of Municipal enterprise resource planning suite which improves service delivery of cities. He was the Head (Technology Development)—UID Project, beginning in 2009, where he participated in the design and development of the world’s largest biometric based ID system.

Senior Management

As of March 31, 2018, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	67
Mr. Paresh Sukthankar	Deputy Managing Director	55
Mr. Kaizad Bharucha	Executive Director	52
Mr. Abhay Aima	Head – Global Consumer Business, Private Banking and Distribution, Direct and Digital Banking and Retail Liabilities	55
Mr. Ashish Parthasarthy	Head – Treasury	50
Ms. Ashima Bhat	Head – Finance & Strategy, Administration, Infrastructure	47
Mr. Ashok Khanna	Head – Retail Assets – Secured Loans	61
Mr. Arvind Kapil	Head – Retail Assets – Unsecured Loans	46
Mr. Bhavesh Zaveri	Head – Operations & IT	52
Mr. Chakrapani Venkatachari	Head – Internal Audit & QIG	54
Mr. Dhiraj Relli	Currently on secondment to HDFC Securities Limited (HSL), our subsidiary	47
Mr. Jimmy Tata	Chief Risk Officer	51
Mr. Munish Mittal	Head – Information Technology	49
Mr. Navin Puri	Head – Retail Branch Banking	59
Mr. Neil Francisco	Head – Retail Credit	56
Mr. Nitin Chugh	Head – Digital Banking	46
Mr. Nirav Shah	Head – Emerging Corporate Group, Infrastructure Finance and Rural Banking Group	46
Mr. Parag Rao	Head – Payments Business	52
Mr. Philip Mathew	Chief People Officer	55
Mr. Rakesh K. Singh	Head – Investment Banking, PBG, Capital & Commodity Market	49
Mr. Rajesh Kumar R	Head – Retail Policy, Debt Management & Risk Analytics	46
Mr. Ravi Narayanan	Head – Retail Trade Forex & Regional Branch Banking	49
Mr. Rahul Shukla	Head – Corporate Banking and Business Banking	49
Mr. Sashidhar Jagdishan	Chief Financial Officer	53
Ms. Smita Bhagat	Head – Government & Institutional Business / Ecommerce & Regional Branch Banking	52

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Abhay Aima is the Head of Global Consumer Business, Private Banking and Distribution, Direct and Digital Banking, and Retail Liability Products. He is a graduate of the National Defence Academy. Mr. Aima serves as a director of Raab Investment Private Limited, HDFC Securities Limited and Bluechip Corporate Investment Centre Limited.

Mr. Ashish Parthasarthy is the Head of Treasury for the Bank. He holds a Bachelor’s degree in Engineering from the Karnataka Regional Engineering College and has a Post-Graduate Diploma in Management from the Indian Institute of Management in Bangalore. He has 27 years of experience in banking with particular expertise in the interest rate and currency markets.

Ms. Ashima Bhat is the Head of Finance & Strategy, Administration & Infrastructure. Ms. Bhat has over 20 years of experience in banking. She completed a Masters in Management Studies, majoring in Marketing, from Narsee Monjee Institute of Management Studies. Ms Bhat joined the Bank in its start-up stage and has since held various roles across the Corporate Banking, Supply Chain, SME and Emerging Corporates groups.

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

Mr. Bhavesh Zaveri is the Head of Operations & IT. He holds a Master’s degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers. He has over 26 years of experience in banking, having worked with Oman International Bank and Barclays prior to joining the Bank in April 1998. Mr. Zaveri also serves as Director of Clearing Corporation of India Ltd. and National Payment Corporation of India Ltd and is a Member of the Swift Asia Pacific Board and various committees formed by the RBI and the Indian Bank’s Association.

Mr. Chakrapani Venkatachari is the Head of Internal Audit & QIG. He holds a Bachelor’s degree in Commerce from Mumbai University and is an Associate Member of the Institute of Company Secretaries of India, a Certified Associate of the Indian Institute of Bankers and a Certified Information System Auditor. He has over 31 years of banking experience, having worked with Bank of Baroda and Standard Chartered Bank prior to joining the Bank in 1994.

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

Mr. Nirav Shah is Head of Emerging Corporates, Infrastructure Finance and Rural Banking Group. He holds a Master’s in Management Studies from K.J. Somaiya Management Institute at Mumbai University. He has over 21 years of professional experience, joining the Bank from Global Trust Bank in July 1999.

Mr. Parag Rao is Head of Payments Business. He holds a Master’s in Management Studies degree from S.P. Jain Institute of Management at Mumbai University and a Bachelor of Engineering from the Regional Engineering College in Jamshedpur. He has 26 years of professional experience, joining the Bank from IBM Global Services in April 2002.

Mr. Philip Mathew is Chief People Officer. He holds a Bachelor of Science degree (Statistics) from Chennai University and post-graduation degree from Tata Institute of Social Sciences (Mumbai) specializing in HR. He joined HDFC Bank in 2002 and took over the position of Chief People Officer in August 2010. He has more than 25 years of professional experience. Prior to joining the Bank, he worked for SSKI Investor Services Pvt Ltd., Colgate Palmolive India Ltd., ANZ Grindlays Bank, Marico Industries Ltd. and Rallis India Ltd.

Mr. Rakesh K Singh is the Head of Investment Banking, PBG, Capital & Commodity Market. Mr. Singh holds a Masters in Business Administration from the Institute of Management Technology in Ghaziabad and has over 21 years of experience in the financial sector. Mr. Singh joined the Bank from Rothschild in India where he was the Managing Director and Co-Head of Financing Advisory. Earlier in his career, he held key positions at, among others, Morgan Stanley, Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank.

Mr. Rajesh Kumar R is the Head of Retail Policy, Debt Management & Risk Analytics. He holds a Bachelor’s degree in Science from Bangalore University and a Post Graduate Diploma in Management from T A Pai Management Institute in Manipal. He has over 21 years of experience in handling credit function and joined the Bank in 2000.

Mr. Ravi Narayanan is the Head of Retail Trade Forex & Regional Branch Banking. He holds a Masters in Business Administration from the Faculty of Management Studies at Delhi University and a Bachelor’s degree in Technology from Institute of Technology at Banaras Hindu University. He has over 23 years of banking experience, joining the Bank from Bank of America in May 1999.

Mr. Rahul Shukla is the Head of Corporate Banking and Business Banking. He holds a Bachelor’s degree in Technology from IIT Varanasi and Masters in Business Administration from IIM Bangalore. He has over 25 years of banking experience, joining the Bank from Citi Bank in March 2018.

Mr. Sashidhar Jagdishan is the Chief Finance Officer. He holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield in the United Kingdom. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. Mr. Jagdishan has been with the Bank since 1996.

Ms. Smita Bhagat is the Head of Government & Institutional Business/ Ecommerce & Regional Branch Banking. She holds Masters in Business Administration from Podar Institute of Management and Masters in Commerce from University of Rajasthan. She has over 20 years of banking experience, joining the Bank from ICICI Bank in June 1999.

Corporate Governance

Audit Committee

The Audit Committee of the Bank, as of March 31, 2018, has Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Bobby Parikh and Mr. Umesh Chandra Sarangi as its members. During the year, Mr. A. N. Roy ceased to be a member of the Committee pursuant to his resignation as Director of the Bank. Each member of the Audit Committee is an Independent Director. The Audit Committee is chaired by Mr. Bobby Parikh. The Audit Committee met eight times during fiscal 2018.

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

e.

Any other terms of reference as may be included from time to time in the Companies Act, 2013 and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), including any amendments or re-enactments thereof from time to time.

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

The Nomination and Remuneration Committee also formulates criteria for the evaluation of performance of individual Directors including Independent Directors, the Board of Directors and its committees. The criteria for the evaluation of performance of Directors (including Independent Directors) include personal attributes, such as attendance at meetings, communication skills, leadership skills and adaptability, and professional attributes such as their understanding of the Bank’s core business and strategic objectives, industry knowledge, independent judgment, and adherence to the Bank’s Code of Conduct, ethics and values. Mrs. Shyamala Gopinath, Mr. Partho Datta and Mr. Bobby Parikh were the members of the Nomination and Remuneration Committee as of March 31, 2018. During the year, Mr. A. N. Roy ceased to be a member of the Committee pursuant to his resignation as Director of the Bank. All members of the Nomination and Remuneration Committee are Independent Directors. The Nomination and Remuneration Committee is chaired by Mr. Bobby Parikh. The Committee met seven times during fiscal 2018.

Stakeholders’ Relationship Committee

The Stakeholders’ Relationship Committee, approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options granted under the various Employees Stock Option Schemes (“ESOSs”), which are made in terms of the powers delegated by the Board in this regard. The Stakeholders’ Relationship Committee also monitors the redress of grievances from shareholders relating to matters such as the transfer of shares, non-receipt of our annual report and dividends, etc.

As of March 31, 2018, the Stakeholders’ Relationship Committee consisted of Mr. Umesh Chandra Sarangi, Mr. Malay Patel, Mr. Aditya Puri and Mr. Paresh Sukthankar. The Stakeholders’ Relationship Committee is chaired by Mr. Umesh Chandra Sarangi, who is an Independent Director. During the year, Mr. A. N. Roy and Mrs. Renu Karnad ceased to be members of the Committee pursuant to their resignation as Directors of the Bank and Mr. Umesh Chandra Sarangi and Mr. Malay Patel were appointed as members of the Committee. The power to approve share transfers and dematerialization requests has been delegated to executives of the Bank to avoid delays that may arise due to the non-availability of the members of the Committee. During fiscal 2018 Mr. Sanjay Dongre, Executive Vice President (Legal) and Company Secretary of the Bank, was the Compliance Officer responsible for expediting the share transfer formalities. The Stakeholders’ Relationship Committee met four times during fiscal 2018.

As of March 31, 2018, five instruments of transfer for 1535 equity shares were pending for transfer, which has since been processed. The details of the transfers are reported to the Board from time to time. During the year ended March 31, 2018, 2620 complaints were received from the shareholders. The Bank had attended to all the complaints but 12 complaints remained pending and 2 complaints have not been resolved to the satisfaction of the shareholders as of March 31, 2018. Besides, 7082 letters were received from the shareholders relating to change of address, nomination requests, email id and contact details updation, updates to Indian Financial System Code and Magnetic Ink Character Recognition code, National Automated Clearing House (NACH) Mandates, claim of shares from Unclaimed Suspense account, queries relating to the annual reports, sub-division of shares of face value of Rs 10/- each to Rs 2/- each, amalgamation, request for revalidation of dividend warrants and other investor related matters. As of March 31, 2018, we have responded to all letters received.

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

As of March 31, 2018, the Risk Policy and Monitoring Committee consisted of, Mr. Srikanth Nadhamuni, Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Aditya Puri and Mr. Paresh Sukthankar. During the year, Mrs. Renu Karnad ceased to be a member of the Committee pursuant to her resignation from the Bank. The Committee is chaired by Mr. Srikanth Nadhamuni. The Committee met five times during fiscal 2018.

Credit Approval Committee

The Credit Approval Committee approves those credit exposures that are beyond the approval powers delegated to executives of the Bank to facilitate the prompt disbursement of loans. As of March 31, 2018, the Credit Approval Committee consisted of Mr. Bobby Parikh, Mr. Keki Mistry, Mr. Aditya Puri and Mr. Kaizad Bharucha. The Credit Approval Committee met nine times during fiscal 2018.

Premises Committee

The Premises Committee approves the purchase and leasing of premises for the use of Bank’s branches, back offices, ATMs and executive residences in accordance with the guidelines laid down by the Board. During the year, Mrs. Renu Karnad ceased to be a member of the Committee pursuant to her resignation from the Bank and Mr. Keki Mistry was appointed as a member of the Committee. As of March 31, 2018, Mr. Keki Mistry, Mr. Aditya Puri and Mr. Malay Patel were the members of the Premises Committee. The Premises Committee met five times during fiscal 2018.

Fraud Monitoring Committee

Pursuant to the directions of the RBI, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs. 10 million and above. The objectives of the Fraud Monitoring Committee are the effective detection and immediate reporting of fraud, including any actions taken against the perpetrators of such fraud, to the concerned regulatory and enforcement agencies. The terms of reference of the Fraud Monitoring Committee include:

a.	identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

b.	identify the reasons for delay in detection, if any, and report to the top management of the Bank and the RBI;

c.	monitor the progress of the investigation by the Central Bureau of Investigation and police authorities and the recovery position;

d.	ensure that staff accountability is examined at all levels in all cases of fraud and that staff side action, if required, is completed quickly without loss of time;

e.	review the efficacy of the remedial action taken to prevent any recurrence of fraud, such as the strengthening of internal controls; and

f.	put in place other measures as may be considered relevant to strengthen preventive measures to protect against future instances of fraud.

As of March 31, 2018, the members of the Fraud Monitoring Committee were Mrs. Shyamala Gopinath, Mr. Partho Datta, Mr. Umesh Chandra Sarangi, Mr. Keki Mistry, Mr. Malay Patel and Mr. Aditya Puri. During the year, Mr. A. N. Roy ceased to be a member of the Committee pursuant to his resignation from the Bank and Mr. Umesh Chandra Sarangi was appointed as a member of the Committee. The Fraud Monitoring Committee met four times during fiscal 2018.

Customer Service Committee

The Customer Service Committee monitors the quality of services rendered to the Bank’s customers and also ensures the implementation of directives received from the RBI in this regard. The terms of reference of the Customer Service Committee are to formulate a comprehensive deposit policy incorporating the issues arising from the death of a depositor in relation to the operation of the deceased’s account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.

As of March 31, 2018, the members of the Customer Service Committee were Mrs. Shyamala Gopinath, Mr. Keki Mistry, Mr. Malay Patel, Mr. Srikanth Nadhamuni and Mr. Aditya Puri. During the year, Mr. A. N. Roy ceased to be a member of the Committee pursuant to his resignation from the Bank. The Customer Service Committee met five times during fiscal 2018.

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

As of March 31, 2018, the members of CSR Committee were Mr. Malay Patel, Mr. Partho Datta, Mr. Bobby Parikh, Mr. Aditya Puri, Umesh Chandra Sarangi and Mr. Paresh Sukthankar. During the year, Mrs. Renu Karnad ceased to be a member of the Committee pursuant to her resignation from the Bank and Mr. Malay Patel was appointed as a member of the Committee. The Committee met four times during fiscal 2018.

Digital Transaction Monitoring Committee

In order to promote digital transactions of the Bank and to provide directions in terms of strategy and action plans including monitoring the progress of achievement in the digital transactions space, the Bank has constituted the Digital Transaction Monitoring Committee during fiscal 2018. The terms of reference of the Digital Transaction Monitoring Committee include:

a.

Framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities, IBA, etc. from time to time;

b.	Monitoring the progress of achievement in digital transactions in line with the Bank’s strategy and action plans;

c.

Reviewing and exploring new opportunities for increasing the digital transactions of the Bank from time to time and giving the necessary directions in implementing and improving high level of digitalization in Bank; and

d.	Any other terms of reference as may be specified by the Government, regulatory authorities, IBA, etc. from time to time.

As of March 31, 2018, the members of Digital Transaction Monitoring Committee were Mr. Srikanth Nadhamuni, Mr. Malay Patel, Mr. Aditya Puri, and Mr. Paresh Sukthankar. The Committee met two times during fiscal 2018.

Review Committee for Willful Defaulters’ Identification

The Board has constituted a Review Committee for Willful Defaulters Identification to review the orders passed by the Committee of Executives for Identification of Willful Defaulters and provide the final decision with regard to identified willful defaulters. As of March 31, 2018, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh, Mr. Partho Datta were the members of the Review Committee for Willful Defaulters Identification. During the year, Mr. A. N. Roy ceased to be a member of the Committee pursuant to his resignation from the Bank. The Review Committee for Willful Defaulters Identification is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. No meetings of the Committee were held during fiscal 2018.

Review Committee for Non-Cooperative Borrowers

The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the internal committee of executives appointed for this purpose. As of March 31, 2018, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Bobby Parikh, and Mr. Partho Datta were the members of the Review Committee for Non-Cooperative Borrowers. During the year, Mr. A. N. Roy ceased to be a member of the Committee pursuant to his resignation from the Bank. The Review Committee for Non-Cooperative Borrowers is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal 2018.

Meeting of the Independent Directors

The Independent Directors of the Bank held a meeting on March 6, 2018 without the presence of the Non-Independent Directors and senior management team of the Bank. All of the Independent Directors attended the meeting. The Independent Directors discussed matters as required under the relevant provisions of the Companies Act, 2013 and the SEBI Listing Regulations, 2015.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

At the annual general meeting held on July 21, 2015, our shareholders passed a special resolution, pursuant to Section180 (1)(c) of the Companies Act, authorizing the Board of Directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed or to be borrowed from time to time (with the exception of (i) the acceptance of deposits of money from the public which are repayable on demand and can be withdrawn by check, draft, order or otherwise, and (ii) temporary loans obtained in the ordinary course of business from banks, whether in India or overseas) will exceed our aggregate paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 500 billion over and above our aggregate paid-up capital and free reserves at any time.

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

At the 23rd Annual General Meeting, held on July 24, 2017, the shareholders of the Bank approved the revised term of appointment of Mr. Paresh Sukthankar as Deputy Managing Director of the Bank for a period of three years from June 13, 2017 till June 12 2020, in line with the RBI approval letter dated May 31, 2017.

At the 23rd Annual General Meeting, held on July 24, 2017, the shareholders of the Bank approved the revised term of appointment of Mr. Kaizad Bharucha as Executive Director of the Bank for a period of three years from June 13, 2017 till June 12, 2020 in line with the RBI approval letter dated May 31, 2017.

During fiscal 2018, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Director and members of our senior management as on March 31,2018 was approximately Rs. 556.2 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.

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

Mrs. Shyamala Gopinath, Chairperson, was paid remuneration of Rs. 3.1 million during fiscal 2018. Mrs. Shyamala Gopinath is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2018 to Mr. Aditya Puri, Managing Director, Mr. Paresh Sukthankar, Deputy Managing Director and Mr. Kaizad Bharucha, Executive Director are as follows:

Particulars	Aditya Puri	Paresh Sukthankar	Kaizad Bharucha
	(Rs. in million, except stock options)
Basic	45.3	24.6	16.5
Allowances and perquisites	29.7	16.3	18.9
Provident fund	5.4	2.9	2.0
Superannuation	6.8	3.7	2.5
Performance bonus*	9.2	5.5	3.5
Number of stock options granted during the year	701,600	319,000	232,000

*	Refers to deferred bonus tranches for earlier years.Bonus pertaining to fiscal 2017 is pending RBI approval as at March 31, 2018 and on RBI approval, the approved amounts will be paid and disclosed in the above table for the next fiscal year.

The Bank provides a gratuity scheme for the benefit of all employees who have completed a minimum of five years of continuous service, including our Managing Director, Deputy Managing Director, Executive Director and officers. This scheme provides for the payment of a gratuity in the form of a lump-sum payment upon the retirement, termination or resignation of employment or death while in employment of its employees in an amount equal to 15 days’ basic salary, payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies. The Bank accounts for the liability of future gratuity benefits based on an independent external actuarial valuation, which is carried out annually. Perquisites, which are evaluated as per the income tax rules, where applicable, or, alternatively, at the actual cost to the Bank, are also provided to directors. Available perquisites include furnished accommodation, including gas, electricity, water, telephone, furnishings and the use of a vehicle, club fees, personal accident insurance, reimbursement for medical expenses, leave and leave travel concessions and retirement benefits, such as provident funds, superannuation and gratuity.

The details of sitting fees paid to Non-Executive Directors during fiscal 2018 are as follows:

Name of the Director	Sitting Fees (Rs.)	Commission# (Rs.)
Mrs. Shyamala Gopinath	2,350,000	—
Mr. Partho Datta	1,950,000	1,000,000
Mr. Bobby Parikh	2,250,000	1,000,000
Mr. A. N. Roy*	1,950,000	1,000,000
Mr. Malay Patel	1,650,000	1,000,000
Mr. Keki Mistry	1,450,000	1,000,000
Mrs. Renu Karnad*	1,400,000	1,000,000
Mr. Umesh Chandra Sarangi	1,450,000	1,000,000
Mr. Srikanth Nadhamuni	1,350,000	1,000,000

*	Mrs.Renu Karnad and Mr. A.N. Roy ceased as Directors of the Bank with effect from January 20, 2018 and January 31, 2018, respectively.
#	Refers to commission for FY 2016-17, paid out in FY 2017-18 (see below).

During fiscal 2018 there were no other pecuniary relationships or transactions of the Non-Executive Directors vis-a-vis the Bank, except banking transactions in the ordinary course of business done on arm’s-length basis.

At the 22nd annual general meeting of the Bank held on July 21, 2016 the shareholders have approved the payment of profit related commission to Non-Executive Directors, including Independent Directors, but excluding the Chairperson with effect from the fiscal 2016 (being the year in which RBI issued guidelines on compensation to non-executive directors of private sector banks), not exceeding in aggregate 1 % of the net profit of the Bank for the relevant fiscal subject to a maximum of Rupees one million per annum per Director.

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

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of loans granted to our senior management as of March 31, 2018:

Name	Largest amount outstanding since March 31, 2017	Amount outstanding as of March 31, 2018	Interest rate as of March 31, 2018%	Nature of Loan
	(Rs. in millions, except percentages)
Mr. Aditya Puri	29.80	27.32	9.10	Housing Loan
Mr. Kaizad Bharucha	4.20	4.12	9.10	Housing Loan
Mr. Abhay Aima	5.74	5.58	9.10	Housing Loan
Mr. Ashish Parthasarthy	5.18	5.09	9.10	Housing Loan
Ms. Ashima Bhat	4.23	4.15	9.10	Housing Loan
Mr. Arvind Kapil	14.21	13.97	9.10	Housing Loan
Mr. Arvind Kapil	0.32	0.24	5.00	Personal Loan
Mr. Bhavesh Zaveri	7.03	6.84	9.10	Housing Loan
Mr. Bhavesh Zaveri	0.31	0.19	5.00	Personal Loan
Mr. Chakrapani Venkatachari	13.66	12.43	9.10	Housing Loan
Mr. Dhiraj Relli	4.50	4.11	9.10	Housing Loan
Mr. Jimmy Tata	0.26	0.13	5.00	Personal Loan
Mr. Munish Mittal	4.96	4.31	9.10	Housing Loan
Mr. Munish Mittal	0.50	0.35	5.00	Personal Loan
Mr. Navin Puri	0.88	0.22	9.10	Housing Loan
Mr. Navin Puri	0.39	0.27	5.00	Personal Loan
Mr. Nitin Chugh	14.87	14.63	9.10	Housing Loan
Mr. Nitin Chugh	0.54	0.43	5.00	Personal Loan
Mr. Nirav Shah	14.60	14.39	9.10	Housing Loan
Mr. Nirav Shah	0.57	0.39	5.00	Personal Loan
Mr. Philip Mathew	0.35	0.26	5.00	Personal Loan
Mr. Rakesh Singh	14.78	14.47	9.10	Housing Loan
Mr. Rajesh Kumar	1.38	1.35	9.10	Housing Loan
Mr. Rajesh Kumar	0.10	0.03	5.00	Personal Loan
Mr. Ravi Narayanan	2.98	2.93	9.10	Housing Loan
Mr. Sashidhar Jagdishan	5.84	5.72	9.10	Housing Loan

Employees Stock Options

Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013 and Plan “G” in July 2016 for the issuance of stock options to employees and directors of the Bank under the ESOSs, namely ESOS-001 to ESOS-026. Under plan “A”, the option price is set as the average of the daily closing prices on the BSE during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E”, “F” and “G”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange which has the highest trading volume. Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0%, 30.0% and 40.0% on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0% on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant, stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0% and 25.0% on each of the two successive anniversaries following the date of grant and stock options granted under ESOS-019 to ESOS-028 vest at the rate of 40.0%, 30.0% and 30.0% on each of the three successive anniversaries. All of the above are subject to standard vesting conditions. In fiscal 2018, 32.5 million equity shares having a face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 65.1 million and the share premium by Rs. 27,194.0 million. As of March 31, 2018, 75,443,800 options convertible to equity shares of Rs. 2.0 each were outstanding.

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

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2018. Based on this evaluation, our Principal Executive Officer, Mr. Aditya Puri, and our Principal Financial Officer, Mr. Sashidhar Jagdishan, have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2018. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2018. Our independent registered public accounting firm, KPMG, has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2018.

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

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicates the fees pertaining to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2017		March 31, 2018		Description of Services
	(in millions)
Audit services	Rs.	41.9	Rs.	44.4	Audit of financial statements
Audit-related services		0.6		2.4	Limited review
Tax services		—		1.5	Tax services
Other services		6.9		1.8	Certification/other services
Total	Rs.	49.4	Rs.	50.1

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

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per SEBI Listing Regulations

An NYSE listed company needs to have a majority of independent directors. [ NYSE Listed Company Manual Section 303A.01 ]	The board of a listed company must have a combination of executive and non-executive directors, including at least one female independent director, and not less than 50% of the directors may be non-executive directors. If: (i) the chairperson of the board of directors is a non-executive director, at least one-third of the board of directors must comprise of independent directors; (ii) the company does not have a regular non-executive chairperson, at least half of the board of directors must comprise of independent directors; and (iii) the regular non-executive chairperson is a promoter of the listed company or is related to any promoter or person occupying management positions at the level of board of director or at one level below the board of directors, at least half of the board of directors of the listed company must consist of independent directors.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined that they are independent. [ NYSE Listed Company Manual Section 303A.02 ]	A director must meet certain criteria in order to qualify as “independent”.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [ NYSE Listed Company Manual Section 303A.03 ]	The board of directors of a listed company must meet at least four times a year, with a maximum time gap of 120 days between any two meetings. The independent directors of the listed company must hold at least one meeting each year without the presence of the non-independent directors and the members of management, and all the independent directors have to endeavor to be present at such meeting.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [ NYSE Listed Company Manual Section 303A.04 ]	A listed company needs to have a nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least 50% must be independent directors.

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

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [ NYSE Listed Company Manual Section 303A.04 ]	The nomination and remuneration committee must have the terms of reference specified in the SEBI Listing Regulations and the Companies Act, 2013 such as formulating criteria to determine the qualifications, positive attributes and independence of directors, formulating criteria evaluate the performance of directors, recommending remuneration policy for directors and devising a board diversity policy.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [ NYSE Listed Company Manual Section 303A.05]	A listed company is permitted to have a combined nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least 50% must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [ NYSE Listed Company Manual Section 303A.05]	The terms of reference and the role of the nomination and remuneration committee have been specified under the Companies Act, 2013 and SEBI Listing Regulations and must include, inter alia , formulating the policy relating to the remuneration of directors, key managerial personnel and other employees, formulating criteria to determine the qualifications, positive attributes and independence of directors and formulating criteria to evaluate the performance of directors.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members. All the members of the audit committee must satisfy the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [ NYSE Listed Company Manual Sections 303A.06 and 303A.07 ]	A listed company must have a qualified and independent audit committee. The audit committee should have minimum of three directors as members and two-thirds of such members should be independent directors. All members of the audit committee should be financially literate and at least one member must have accounting or related financial management expertise.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [ NYSE Listed Company Manual Section 303A.07 ]	The terms of reference and the role of the audit committee of a listed company have been specified in the SEBI Listing Regulations and the Companies Act, 2013 and include, inter alia, oversight of the listed company’s financial reporting process and disclosure of its financial information to ensure that such information is correct, sufficient and credible, the recommendation for appointment and remuneration of the auditors of the listed company, and the review of the auditor’s independence and performance.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [ NYSE Listed Company Manual Section 303A.07 ]	A listed company must appoint an internal auditor to conduct an internal audit. The auditor must review the accounts of the company and submit a report along with financial statements of the company placed before the company in a general meeting. It is the role of the audit committee to review the adequacy of the company’s internal audit function and all internal audit reports relating to internal control weaknesses of the company. The audit committee should also evaluate the internal financial controls and risk management systems of the company.

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2018 by:

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

We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2018, HDFC Limited, together with its subsidiaries (“HDFC Group”), held an aggregate of 20.93% of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC Group	543,216,100	20.93%
Directors and relatives	5,653,067	0.22%

The ADSs are represented by underlying equity shares. As on March 31, 2018, Indian equity shares totaling 461,557,764 were held in the form of ADSs and constituted 17.79% of the Bank’s capital. In our records, the depositary, JPMorgan Chase Bank, N.A., was the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

Housing Development Finance Corporation Limited (“HDFC Limited”)

Home Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. We also have an option but not an obligation to purchase up to 70% of the fully disbursed home loans sourced under this arrangement. During fiscal 2018, we purchased home loans aggregating Rs. 56,239.4 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 2,613.7 million from HDFC Limited in fiscal 2018 as fees for selling these loans. We paid Rs.4,031.9 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs.281.2 million was receivable from HDFC Limited as of March 31, 2018. An amount of Rs. 327.8 million was payable to HDFC Limited as of March 31, 2018.

Property

We have facilities located on properties owned or leased by HDFC Limited. In fiscal 2018, we paid an aggregate of Rs. 19.8 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2018, HDFC Limited held a deposit of Rs. 4.7 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2018 were Rs. 59,721.4 million and Rs. 87.7 million, respectively. We have issued guarantee of Rs.2.5 million on behalf of HDFC Limited. During fiscal 2018, we subscribed to debt securities of Rs. 21,050.0 million issued by HDFC Limited. As of March 31, 2018, our investments in debt securities of HDFC Limited amounted to Rs. 16,038.8 million. We earned Rs. 29.0 million by rendering various services to HDFC Limited in fiscal 2018. As of March 31, 2018, an amount of Rs. 2.2 million was receivable from HDFC Limited towards these services.

As proposed in the previous fiscal year, we paid a dividend of Rs. 4,325.3 million to HDFC Limited during fiscal 2018.

HDFC Standard Life Insurance Company Limited (“HDFC Standard Life”)

In fiscal 2018, we paid HDFC Standard Life Rs. 1,392.3 million as our contribution towards superannuation, gratuity and term insurance. In the same period, we received fees and commissions from HDFC Standard Life aggregating Rs. 11,760.5 million for the sale of insurance policies and other services. As of March 31, 2018, Rs. 1,999.2 million was receivable from HDFC Standard Life. During fiscal 2018, we sold debt securities of Rs. 4,400.0 million to, and purchased debt securities of Rs. 2,565.9 million from, HDFC Standard Life. We have issued a guarantee of Rs. 839.5 million on behalf of HDFC Standard Life.

As proposed in the previous fiscal year, we paid a dividend of Rs. 199.3 million to HDFC Standard Life during fiscal 2018.

HDFC Asset Management Company Limited (“HDFC AMC”)

During fiscal 2018, we earned Rs. 887.1 million fees from HDFC AMC for the distribution of units of mutual funds and other services rendered. As of March 31, 2018, fees of Rs. 162.1 million were receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)

We paid Rs. 874.3 million to HDFC Ergo towards insurance premiums in fiscal 2018. During fiscal 2018, we received Rs. 2,214.5 million for the sale of insurance policies and other services rendered. As of March 31, 2018, an amount of Rs. 230.1 million was receivable from HDFC Ergo. As of March 31, 2018, HDFC Ergo had invested Rs. 250.0 million in the Bank’s Tier II bonds. We have given a guarantee of Rs. 14.9 million on behalf of HDFC Ergo. During fiscal 2018, we sold debt securities of Rs. 699.3 million to HDFC Ergo.

GRUH Finance Limited (“GRUH Finance”)

During fiscal 2018, we earned Rs. 8.9 million fees from GRUH Finance for rendering cash management and other services. As of March 31, 2018, our investments in debt securities of GRUH Finance amounted to Rs. 13,150.0 million.

Credila Financial Services Private Limited (“Credila”)

During fiscal 2018, we earned Rs. 37.5 million fees from Credila for sourcing education loans. During fiscal 2018, we subscribed to debt securities of Rs. 2,000.0 million issued by Credila. As of March 31, 2018, our investments in debt securities of Credila amounted to Rs. 6,000.0 million. As of March 31, 2018, Rs. 12.6 million was receivable from Credila.

Salisbury Investments Private Limited (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2018, we paid rent of Rs. 6.6 million for the residential accommodation of our managing director to Salisbury Investments in which the relatives of the Managing Director hold a stake.

International Asset Reconstruction Company Limited (“IARCL”)

During fiscal 2018, the Bank’s stake in IARCL reduced from 29.4% to 19.2% with effect from March 9, 2018 due to an issue of additional equity shares by IARCL in which the Bank did not participate.

IARCL was an associate of CBoP due to CBoP’s investment in IARCL, which we took over upon acquiring CBoP in 2008. As of March 31, 2018, the book value of our investment in the equity of IARCL was Rs. 311.7 million.

HDFC Realty Limited (“HDFC Realty”)

HDFC Realty was a related party of the Bank by virtue of being subsidiary of HDFC Limited, promoter of the bank. On January 24, 2018, HDFC Limited sold its entire stake in HDFC Realty and it ceased to be a related party of the Bank.

During the period April 2017 to January 2018, we earned Rs. 4.9 million as fees from HDFC Realty for referring our clients seeking advisory services relating to real estate.

Key Management Personnel

In fiscal 2018, we paid a total remuneration of Rs. 192.9 million to Mr. Aditya Puri, our Managing Director, Mr. Paresh Sukthankar, our Deputy Managing Director and Mr. Kaizad Bharucha, our Executive Director. In the same fiscal year, we paid Rs. 3.9 million and Rs. 3.7 million to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha, respectively, as rent for their residential accommodation. As of March 31, 2018, the outstanding balances of the security deposits we had given to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha were Rs. 17.5 million and Rs. 7.6 million, respectively. As of March 31, 2018, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Kaizad Bharucha were Rs. 27.3 million and Rs. 4.1 million, respectively. As proposed in the previous fiscal year, during fiscal 2018, we paid dividends aggregating to Rs. 56.7 million to Mr. Aditya Puri, Mr. Paresh Sukthankar and Mr. Kaizad Bharucha.

HDFC Pension Management Company Limited (“HDFC PMC”)

We have given a guarantee of Rs. 3.0 million on behalf of HDFC PMC.

HDFC Investments Limited (“HDFC Investments”)

As proposed in the previous fiscal year, we paid a dividend of Rs. 1,650.0 million to HDFC Investments during fiscal 2018.

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

TAXATION

Indian Taxation

The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on surrender of ADSs for equity shares (conversion). The summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (the “Indian Income Tax Act”) and the Depositary Receipt Scheme, 2014 promulgated by the Government of India (the “Depositary Receipt Scheme”) (together the “Section 115AC Regime”). Further, it only addresses the tax consequences for persons who are non-residents, as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as a capital asset as per Indian Income Tax Act, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to be a non-resident when income by way of dividends and capital gains is earned.

EACH INVESTOR IS ADVISED TO CONSULT HIS/HER TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO HIS/HER INVESTMENT IN THE ADSs.

The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable and, in particular, the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be modified or amended by future amendments to the Indian Income Tax Act.

Taxation of Distributions

Indian companies distributing dividends are subject to a dividend distribution tax. We are required to pay a dividend distribution tax currently at the rate of 20.56% (including applicable surcharge and education cess) on the total amount distributed or declared or paid as a dividend. Under Section 10(34) of the Indian Income Tax Act, income by way of dividends referred to in Section 115-O received on our shares are exempt from income tax in the hands of shareholders. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs and to ADS holders in respect of the ADSs and dividends distributed to the holders of the equity shares following conversion of the ADSs will not be taxable in India in the hands of holders.

This exemption on taxation of dividends under Section 10(34) is now subject to provisions of Section 115BBDA. Section 115BBDA applies to specified assessees resident in India, i.e., persons other than domestic companies, funds, universities, trusts, institutions, other entities referred to in clauses (iv), (v), (vi) and (via) of Section 10(23C) or a trust or institution registered under Section 12A or Section 12AA. Section 115BBDA provides that where income of such assessee resident in India includes any income in aggregate exceeding Rupees ten lakhs, income tax shall be payable on such dividend which is in excess of Rupees ten lakhs.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares (for the purposes of this section, Rights) made with respect to ADSs or equity shares should not be subject to Indian tax provided that there is no disproportionate or non-uniform allotment.

Taxation of Capital Gains in Relation to ADSs

The taxation of capital gains resulting from a sale or other disposition of ADSs or equity shares is set forth below.

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

Sale of Equity Shares Received Upon Conversion of ADSs

The Finance Act has withdrawn the exemption previously granted to gains arising from transfers of long-term capital assets that are equity shares listed on a recognized stock exchange. To tax such gains, a new Section 112A has been inserted under the Finance Act. The period of holding of such equity share received in exchange for ADS, shall be computed from the date of application for redemption. Thus, if the period of holding of a non-resident holder exceeds 12 months, then capital gains derived from the sale of such share shall be regarded as a long term capital gains. If equity shares are received upon conversion of ADSs and the total period of holding is shorter than 12 months from the date of conversion, then the gains realized are considered short-term capital gains. If the sale is through a recognized stock exchange and securities transaction tax (“STT”) is paid in respect of such sale, such short term gains are taxable at the rate of 15%, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act. In the event that no STT is paid because the sale is not through a recognized stock exchange, the short-term capital gain is subject to tax at variable rates with a maximum rate of 40% plus applicable surcharge and education cess.

Gains arising on account of transfer of a long-term capital asset that is an equity share listed on a recognized stock exchange are taxed at the rate of 10% plus applicable surcharge and education cess of such gains exceeding Rs.0.1 million. However, indexation and foreign exchange fluctuation benefits would not be available in such a case. Further, any long-term capital gain realized on the sale of equity shares other than on a stock exchange, will be subject to capital gains tax if any, at the rate of 10% plus applicable surcharge and education cess.

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

For the purpose of computing capital gains tax on the sale of the equity shares, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the BSE or the NSE as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs.

The provisions of the Double Taxation Avoidance Agreement (“DTAA”) entered into by the Government of India with the country of residence of the non-resident investor may be applicable to the extent they are more beneficial to the non-resident investor (Section 90(2)). The India-U.S. income tax treaty does not limit India’s ability to tax capital gains. However, the beneficial provision under Section 90(2) is subject to the provisions of GAAR under Chapter X-A.

Tax Deduction at Source for Non-Residents

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act. However, as per the provisions of Section 195 of the Indian Income Tax Act, any income, other than income from salaries or income under Sections 194LB, 194LC or 194LD, may be subject to withholding tax at the rate provided for under Indian Income Tax Act or under the provisions of the applicable DTAA (subject to Chapter X-A of the Act), whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India as per Section 90(4) of the Indian Income Tax Act, and such other documents as may be prescribed as per the provision of Section 90(5) of the Indian Income Tax Act, to get the benefit of the applicable DTAA. The withholding tax rates are subject to the recipients of income furnishing details, as may be prescribed, to the payer. Failure to provide such details will result in the applicable withholding tax rate being the higher of the rates in force or 20%, in accordance with Section 206AA of the Indian Income Tax Act.

Capital Losses

Losses arising from a transfer of a capital asset in India can generally only be set off against capital gains on transfer of another capital asset. Furthermore, a long-term capital loss can be set off only against a long-term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined by the assessing authority and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the customary assessment procedures.

Stamp Duty

There is no stamp duty on the sale or transfer of ADSs outside India.

Generally, the transfer of ordinary shares in physical form is subject to Indian stamp duty at the rate of 0.25% of the market value of the ordinary shares on the trade date, and such stamp duty generally is borne by the transferee, i.e., the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the depositary in exchange for ADSs representing such equity shares will not subject an investor to Indian stamp duty. We will be required to pay stamp duty at the applicable rate on the share certificate. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares, which may be delivered in physical form) there would be no stamp duty payable in India on transfer.

Other Taxes

At present, there is no wealth tax, gift tax or inheritance tax which may apply to the ADSs or the underlying shares.

Material United States Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences relating to an investment in our ADSs or equity shares as of the date hereof. This summary is based on the Internal Revenue Code, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as of the date hereof and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular investor and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to investors who purchase ADSs or equity shares in this Offering and hold such ADSs or equity shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code, and does not address the tax consequences that may be relevant to investors in special tax situations, including for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark-to-market;

•	banks or certain other financial institutions;

•	U.S. investors whose functional currency is not the U.S. dollar;

•	certain former citizens or residents of the United States;

•	investors that hold our ADSs or equity shares as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly or constructively 10.0% or more of our total combined stock by vote or value.

Further, this summary does not address the alternative minimum tax consequences of an investment in our ADSs or equity shares, or the indirect consequences to owners of equity or partnership interests in entities that own our ADSs or equity shares. In addition, this summary does not address the U.S. estate, gift, state and local and non-U.S. tax consequences of an investment in our ADSs or equity shares.

You should consult your own tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of purchasing, owning and disposing of our ADSs or equity shares in your particular circumstances.

Taxation of U.S. Holders

You are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of ADSs or equity shares and you are:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

A “Non-U.S. Holder” is a beneficial owner of our ADSs or equity shares that is neither a U.S. Holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. If a partnership holds ADSs or equity shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding our ADSs or equity shares should consult their own tax advisors.

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the owner of the equity shares represented by the ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for equity shares. A U.S. Holder’s tax basis in the equity shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the equity shares will include the period during which the holder held the surrendered ADS.

The U.S. government has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends that constitute qualified dividend income received by certain non-corporate holders. Accordingly, the availability of the reduced tax rate for qualified dividend income received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

This discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, as described below.

Distributions on ADSs or Equity Shares

The gross amount of cash distributions made by us to a U.S. Holder with respect to ADSs or equity shares generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder (or in the case of ADSs, the depositary) receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as dividend income.

Indian companies distributing dividends are subject to a dividend distribution tax and such dividend distributions are not taxable in the hands of the recipient. See “Indian Taxation of the ADSs—Taxation of Distributions”. Indian dividend distribution tax, therefore, should not be treated as part of the gross amount of the dividend received by the U.S. Holder and should not be eligible for a credit or deduction against a U.S. Holder’s U.S. federal income taxes, as the dividend distribution tax is imposed on the company making the distribution and not on the U.S. Holder. Dividends paid on the ADSs or equity shares will generally be treated as “passive category” foreign-source income, which may be relevant to certain U.S. Holders in computing their foreign tax credit limitations.

If dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our ADSs or equity shares will generally pay tax on such dividends at a reduced rate, provided certain holding period requirements and other conditions are satisfied. Dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so we expect all dividends paid by us to be QDI for U.S. federal income tax purposes. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporate shareholders.

The amount of any cash distribution paid in Indian rupees will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of equity shares, regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into U.S. dollars on the date received and it is expected that the depositary will in the ordinary course convert foreign currency received by it as distributions into U.S. dollars on the date of receipt. If the Indian rupees are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.

Sale or Exchange of ADSs or Equity Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the ADSs or equity shares. Any gain or loss will be long-term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year and will generally be U.S. source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Taxation —Sale of Equity Shares Received Upon Conversion of ADSs”, you may be subject to Indian tax upon the disposition of equity shares. In such circumstances and subject to applicable limitations a U.S. Holder entitled to the benefits of the India-U.S. income tax treaty may be able to credit the Indian tax against the U.S. Holder’s U.S. federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares, the amount realized will be based upon the U.S. dollar value of the foreign currency received with respect to such equity shares as determined on the settlement date of such sale, exchange or other taxable disposition.

Accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other taxable disposition of ADSs or equity shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the Internal Revenue Service (the “IRS”). Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers for this purpose may have foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such foreign currency gain or loss will generally be treated as U.S. source ordinary income or loss, in addition to the gain or loss, if any, recognized on the sale, exchange or other taxable disposition of ADSs or equity shares.

Medicare Tax

Certain U.S. Holders who are individuals, estates, or trusts are required to pay a 3.8% Medicare surtax on all or part of such holder’s “net investment income”, which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs or equity shares, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the ADSs or equity shares.

Passive Foreign Investment Company Rules

U.S. Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if we are, or were to become, a PFIC for U.S. federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually and thus may be subject to change, based on an active banking exception, we do not believe that we are, nor do we expect to become, a PFIC. However, the matter is not free from doubt. We urge you to consult your own tax advisor regarding the potential application of the PFIC rules.

Information with Respect to Foreign Financial Assets

Individuals and certain entities who are U.S. Holders that own “specified foreign financial assets”, including stock of a non-U.S. corporation not held through a financial institution, with an aggregate value in excess of certain dollar thresholds may be required to file an information report with respect to such assets on IRS Form 8938 with their U.S. federal income tax returns. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Holders are encouraged to consult their tax advisors regarding the application of this reporting requirement to their ownership of our ADSs or equity shares.

Taxation of Non-U.S. Holders

Distributions on ADSs or Equity Shares

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our ADSs or equity shares, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business for U.S. federal income tax purposes (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or fixed base maintained in the United States).

Sale or Exchange of ADSs or Equity Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of ADSs or equity shares unless:

•	such gain is considered effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or fixed base maintained in the United States); or

•	such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on ADSs or equity shares, and payments of the proceeds of a sale, exchange or other taxable disposition of ADSs or equity shares, paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 24.0% unless the U.S. Holder:

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

Backup withholding is not an additional tax. Holders generally will be allowed a credit of the amount of any backup withholding against their U.S. federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed such income tax liability by timely filing a refund claim with the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on FFIs and (b) potentially require such FFIs to deduct a 30.0% withholding tax from (i) certain payments from sources within the United States and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain FFIs that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. We (as well as relevant intermediaries such as custodians and depositary participants) are classified as FFIs for these purposes. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian financial institutions such as us are generally required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.

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

Should any withholding tax in respect of FATCA be deducted or withheld from any payments arising to any investor, neither we nor any other person will pay additional amounts as a result of the deduction or withholding.

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

In November 2014, RBI released guidelines on licensing of payments banks and small finance banks in the private sector. The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labour workforce, low income households, small businesses, other unorganised sector entities and other users. Payments banks are allowed to accept deposits of up to Rs. 100,000. However, they are not allowed to undertake lending activities or issue credit cards. The foreign shareholding in payments banks would be as per the Foreign Direct Investment (“FDI”) policy for private sector banks, as amended from time to time. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payments banks. In September 2015, the RBI also granted “in-principle” approval to ten applicants to setup small finance banks. All ten applicants have received their final license. Many of these small finance banks have commenced their operations as of March 31, 2018.

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

Under the Guidelines for “on-tap” Licensing of Universal Banks in the Private Sector, the RBI has made the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

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

Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I (“AT-I”) and Tier II capital. Tier I capital, comprised of, among others, CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of paid-up equity capital and reserves consisting of any statutory reserves, free reserves and capital reserves. By its circular dated March 2016, the RBI has allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25%, subject to certain conditions. Further, the RBI has permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the CET-I capital up to 10% of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.

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

The RBI has prescribed a matrix of risk weights varying from 35% to 75% (since revised to a maximum of 50% for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value ratios. Consumer credit and advances that are included in our capital market exposure carry a risk weight of 125.0% or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150.0%. Other loans/credit exposures are risk weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The BCBS has set this percentage at 15% which has been followed by the RBI.

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

Domestic Systemically Important Banks

In July 2014, the RBI released a framework for dealing with domestic systemically important banks (“D-SIBs”). The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs every year in August. Banks identified as systemically important based on their size, inter-connectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional CET-I capital ranging from 0.2% to 0.8% of risk-weighted assets (“RWAs”). D-SIBs may implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank has been classified as a domestic systemically important bank by RBI during fiscal 2018. The higher capital requirements under the bucketing structure, as provided in the D-SIB Framework, in the form of additional CET-I, shall be phased-in from April 1, 2018 and will become fully effective from April 1, 2019.

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

Resolution of Stressed Assets

In February 2018, the RBI issued a circular titled “Resolution of Stressed Assets–Revised Framework”. This replaced the erstwhile framework for revitalizing stressed assets (including the joint lenders forum mechanism), the scheme of sustainable structuring of stressed assets, the corporate debt restructuring mechanism, and the strategic debt restructuring mechanism. Per the circular, lenders must initiate steps to cure a default in the form of a resolution plan as soon as there is a default on any account. For large accounts (defined as accounts with the aggregate exposure of the lenders being Rs. 20 billion or more), the RBI has specified that the resolution plan must be implemented by the later of 6 months from the date of default and September 30, 2018, failing which the lenders must refer the borrower for insolvency resolution under the Insolvency and Bankruptcy Code within 15 days. For smaller accounts, the RBI signaled it would announce the timeframe for implementation of resolution plans or a reference under the Insolvency and Bankruptcy Code within the next two years.

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

Unsecured exposure is defined as an exposure where the realizable value of security, as assessed by the bank, approved valuers or the RBI’s inspecting officers, is not more than 10.0%, ab initio , of the outstanding exposure. Exposure includes all funded and non-funded exposures (including underwriting and similar commitments). Security means tangible security properly discharged to the bank and will not include intangible securities such as guarantees and comfort letters.

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

In December 2015, the RBI issued revised guidelines on computing interest rates on advances based on the marginal cost of funds. The revised guidelines were issued with a view to improving the transmission of policy rates into bank lending rates, improving transparency in the methodology followed by banks for determining interest rates on advances, and ensuring the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The guidelines came into effect from April 1, 2016. Pursuant to the revised guidelines, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 will be priced with reference to the MCLR. Actual lending rates will be determined by adding the components of spread to the MCLR. Banks will review and publish their MCLR of different maturities every month on a pre-announced date. The guidelines provide that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over 3 years and loans linked to a market determined external benchmark, are exempt from provisions of MCLR. The existing borrowers will have the option to move to MCLR-linked loan at mutually acceptable terms.

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

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks are required to achieve total priority sector lending equivalent to 40.0% of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC or CEOBE, whichever is higher. Advances to weaker sections are required to be 10.0% of ANBC or CEOBE, whichever is higher. Within the 18.0% target for agriculture, a target of 8.0% of ANBC or CEOBE, whichever is higher, is prescribed for small and marginal farmers. Banks have also been directed to ensure that their overall direct lending to non-corporate farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year, the current percentage being 11.70%). The RBI further reiterated that the banks should continue to undertake all efforts to reach the level of 13.5% of direct lending to the beneficiaries who earlier constituted the direct agriculture sector. The target for micro enterprises is set at 7.5%.

Loans to individuals up to Rs. 3.5 million in metropolitan centres (with population of 1 million and above) and loans up to Rs. 2.5 million in other centers for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan center and at other centers does not exceed Rs. 4.5 million and Rs. 3.0 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 1.0 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of priority sector are eligible for classification under the priority sector only if certain criteria are fulfilled.

Bank loans up to a limit of Rs. 50 million per borrower for building social infrastructure for activities namely schools, health care facilities, drinking water facilities and sanitation facilities in certain eligible centres as prescribed by the RBI are treated as priority sector lending. Further, bank loans up to a limit of Rs. 150 million to borrowers for purposes like solar based power generators, biomass based power generators, wind mills, micro-hydel plants and for non-conventional energy based public utilities like street lighting systems, and remote village electrification are also treated as priority sector lending. Additionally, in March 2018, the RBI removed the loan limits applicable to MSMEs for classification under the priority sector.

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

Foreign banks having 20 or more branches in India were brought on par with domestic banks for priority sector targets in a phased manner over a maximum period of five years commencing on April 1, 2013 and since have a priority sector lending target of 40.0% of ANBC. In March 2018, the RBI directed such banks to achieve a sub-target of 8 percent of ANBC or CEOBE, whichever is higher, for banks lending to small and marginal farmers. Further, a sub-target of 7.50 percent of ANBC or CEOBE, whichever is higher, for banks lending to microenterprises has also become applicable for foreign banks with 20 branches or more from March 31, 2018.

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

Large Exposures Framework

In December 2016, the RBI issued the Large Exposures Framework, which aims to align the exposure norms for Indian Banks with BCBS standards. The guidelines are required to be fully implemented by March 31, 2019. The framework defines “large exposures” and governs banks’ exposures to counterparties. The framework prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base. Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI is required to be considered as eligible capital base for this purpose.

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

Limits on intra group transactions and exposures

In February 2014, the RBI issued guidelines on the management of intra-group transactions and exposures which have been in effect since October 1, 2014. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (“ITEs”) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Effective October 2014, a bank’s exposure to a non-financial or unregulated financial services entity in its group will be capped at 5% of its paid-in capital and reserves and its exposure to a regulated financial services company in its group will be capped at 10% of its paid-in capital and reserves. In the event a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, that bank was required to bring the exposure within the limits by no later than March 31, 2016. Any exposure beyond the permissible limits subsequent to March 31, 2016 is deducted from CET-I capital of the bank.

Regulation Relating to Country Risk Management

The RBI has issued detailed guidelines on country risk management that cover banks’ exposure to those countries to which they have a net funded exposure of 1 per cent. or more of their total assets and no provision is maintained on such country exposure. The countries are categorized into seven risk categories; namely, insignificant, low, moderate, high, very high, restricted and off-credit. Required provisioning is based on exposures exceeding 180 days on a graded scale ranging from 0.25 per cent. to 100 per cent. Banks may maintain a lower level of provisioning of 25 per cent of the requirement in respect of exposures with a contractual maturity of less than 180 days.

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

Tri-Party Repo Directions

On August 10, 2017, the RBI issued the Tri-Party Repo (Reserve Bank) Directions, 2017 (“TriParty Repo Directions”). These Tri-Party Repo Directions pertain to guidelines on eligibility, trading, documenting/reporting and settling of repo and reverse repo contracts where a third party (a “Tri-Party Agent”) acts as an intermediary between the borrower and the lender to the repo/reverse repo, to facilitate services like collateral selection, payment and settlement, custody and management during the life of the transaction. On August 2, 2017, the RBI reduced the repo rates under the Liquidity Adjustment Facility (“LAF”) by 25 basis points from 6.25 per cent to 6.0 per cent, and the reverse repo rate to 5.75 per cent with immediate effect. However, on June 6, 2018, the RBI increased the repo rates under the LAF by 25 basis points back to 6.25 per cent, and the reverse repo rate to 6.0 per cent.

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

•

Shifting of investments from or to HTM is generally not allowed. However, it is permitted only under exceptional circumstances with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done, subject to depreciation, if any, applicable on the date of transfer, with the approval of the board of directors, the asset liability management committee or the investment committee; shifting from held for trading to available for sale is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the board of directors, the asset liability management committee or the investment committee.

The one-time transfer of securities to/from HTM category with the approval of board of directors is permitted to be undertaken by banks at the beginning of the accounting year. Additionally, in order to enable banks to shift their excess SLR securities and direct sale from the HTM category to AFS/HFT for the purposes of complying with the existing SLR requirements, the RBI by way of a circular dated October 4, 2017, permitted such shifting as per specified timelines in addition to the shifting permitted at the beginning of the accounting year. Furthermore, such additional shifting of securities explicitly permitted by the RBI from time to time, direct sales from HTM for bringing down SLR holdings in HTM category, sales to the RBI under pre-announced OMO auctions and repurchase of Government securities by the Government of India from banks will be excluded from the 5 per cent. cap prescribed for value of sales and transfers of securities to/from HTM category under para 2.3(ii) of the master circular on “Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks”.

HTM securities are not marked to market and are carried at acquisition cost. Any premium on acquisition of held to maturity securities is amortized.

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

On March 3, 2016, the RBI issued the Master Direction on Interest Rates on Deposits. The master direction is applicable to all Scheduled Commercial Banks accepting deposits in rupee and foreign currency. This master direction consolidates instructions on rules and regulations framed by the RBI under various acts including banking issues and foreign exchange transactions.

On July 6, 2017, the RBI released guidelines titled ‘Customer Protection – Limiting Liability of Customers in Unauthorised Electronic Banking Transactions’, for customer protection by limiting the liability of customers in unauthorized electronic banking transactions. Under these guidelines, banks have been directed to (i) put in place appropriate internal control systems and procedures to ensure safety and security of electronic banking transactions carried out by customers; and (ii) facilitate ease of reporting and monitoring of unauthorized transactions by customers to banks. Further, indicators have been identified by the RBI to banks on situations where liability may or may not be accorded to the customers in case of unauthorized transactions, and the limits on and timelines for such liability of customers for third party breaches.

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

Banks have been advised to ensure that a proper policy framework on KYC and AML measures duly approved by the board of directors or regulated entities (as specified in the guidelines) or any committee of the board of directors, is formulated and implemented. This framework is required to, inter alia , include procedures/process in relation to (a) customer acceptance policy; (b) customer identification procedures; (c) monitoring of transactions; and (d) risk management.

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

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the Know Your Customer Directions, 2016, issued by the RBI, as updated on April 20, 2018. Separate guidelines were also issued by the RBI on July 20, 2017 on detection, reporting, monitoring and impounding of counterfeit notes by banks in India.

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

The CRR requirement as of March 31, 2018 was 4.0% of the prescribed net demand and time liabilities of the bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0% of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0% of the requirement to 95.0%. In April 2016, the RBI further reduced this requirement to 90%, with effect from the fortnight beginning April 16, 2016.

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

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and is currently 19.50%. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

Revisions in Constitution of Bank Assets

The capital regulations with respect to Liquidity Standards under the Basel III framework (LCR, Liquidity Risk Monitoring Tools and LCR Disclosure Standards) were revised by the RBI by way of a circular dated August 2, 2017 to re-define the “Level 1” of bank assets as comprising of the following:

i.	Cash including cash reserves in excess of required CRR.

ii.	For banks incorporated in India,

•	Reserves held with foreign Central Banks in excess of the reserve requirement, where a foreign sovereign has been assigned a 0 per cent. risk weight as per rating by an international rating agency.

•	Reserves held with foreign Central Banks in excess of the reserve requirement, to the extent these balances cover the bank’s stressed net cash outflows in that specific currency, in cases where a foreign sovereign has been assigned a non-0 per cent. risk weight as per rating by an international rating agency, but a 0 per cent. risk weight has been assigned at national discretion under Basel II Framework.

iii.	Government securities in excess of the minimum SLR requirement.

iv.	Within the mandatory SLR requirement, Government securities to the extent allowed by the RBI, under Marginal Standing Facility (MSF).

v.	Marketable securities issued or guaranteed by foreign sovereigns satisfying all the following conditions:

(a) assigned a 0 per cent. risk weight under the Basel II standardized approach for credit risk;

(b) traded in large, deep and active repo or cash markets characterized by a low level of concentration; and proven record as a reliable source of liquidity in the markets (repo or sale) even during stressed market conditions; and

(c) not issued by a bank/financial institution/NBFC or any of its affiliated entities.

The LCR requirement has been binding on all banks since 1 January 2015. The current prescribed LCR level since January 1, 2018 is 90% and will be at the prescribed level of 100% by January 1, 2019.

Net stable funding ratio

Net stable funding ratio (“NSFR”) is a global regulatory standard under the Basel III framework. The draft guidelines on NSFR were issued by the RBI by its circular dated May 28, 2015. The RBI has published final guidelines on NSFR on May 17, 2018, to be implemented from a date to be communicated in due course, from which date they will be binding on banks. Until then, banks will have to comply with Basel III on a “best efforts” basis.

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

The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate banks in India to evaluate interest rate risk using both methods, i.e. TGA and Duration Gap Analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

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

The RBI from time to time has simplified the reporting requirements for holdings of and dealings in all foreign currencies by authorized dealers like the Bank; the last such rationalization was made by the RBI by way of a circular dated August 10, 2017.

Simplified hedging facility guidelines were issued by the RBI by way of a circular dated November 9, 2017, to simplify the process for hedging exchange rate risk by reducing documentation requirements, avoiding prescriptive stipulations regarding products, purpose and hedging flexibility, and to encourage a more dynamic and efficient hedging culture. These guidelines stipulate operational mechanism and guidelines for resident and non-resident entities, other than individuals, for hedging exchange rate risk on transactions, contracted or anticipated, with respect to any Over the Counter (“OTC”) derivative or Exchange Traded Currency Derivative (ETCD) permitted under the Foreign Exchange Management Act, 1999 (“FEMA”). Additionally, different facilities have been provided for hedging trade exposures (i.e. currency risks arising out of genuine trade transactions involving exports from and imports to India), invoiced in Indian Rupees in India, by way of the RBI Circular dated October 12, 2017.

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

In terms of the guidelines prescribed by the RBI (last updated on November 9, 2017) (the “Inter-Bank Dealings Guidelines”), overseas foreign currency borrowings by a bank in India (including overdraft balances in nostro accounts not adjusted within five days) should not exceed 100.0% of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

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

Under the Inter-Bank Dealings Guidelines, AD category – I banks are permitted to borrow from international/multilateral FIs without approaching the RBI on a case-by-case approval. Such FIs shall include: (i) international/multilateral FIs of which the Government is a shareholding member; (ii) FIs which have been established by more than one government; or (iii) FIs which have shareholding by more than one government and other international organizations. However, all such borrowings should be for the purpose of general banking business and not for capital augmentation.

Cyber Security Frameworks in Banks

In its circular dated June 2, 2016, the RBI directed banks to formulate a cyber security policy duly approved by their board of directors by September 30, 2016, to combat cyber threats. This policy is required to be distinct from banks’ broader information technology/information security policy.

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

In addition to the above, the master circular on “Basel III Capital Regulations” as amended and updated from time to time, also regulates the distribution of dividends by banks. The circular provides that the dividend distribution can be made by a bank only through the current year’s profit. It also requires the banks to maintain a capital conservation buffer outside the period of stress which can be drawn down if losses are incurred during a stressed period. One of the ways in which the banks can build the capital conservation buffer is by reducing the dividend payments. In case of shortfall in the prescribed capital conservation buffer, dividend payment restrictions would be imposed on the banks as per the conditions of the Basel III regulations. The circular further provides that perpetual non-cumulative preference shares and perpetual debt instruments issued by a bank for inclusion in the additional Tier I capital of the bank, may have a dividend stopper arrangement to stop dividend payments on common shares in the event the holders of additional Tier I instruments are not paid dividend or coupon.

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia , permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0% to 26.0% in a phased manner. The RBI has issued the Ownership in Private Sector Banks, Directions, 2016, which state that the voting rights in private sector banks shall be limited to the level notified by the RBI from time to time and that the current ceiling on voting rights is 15%.

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

In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI has imposed a penalty of Rs. 20 million on us notified to us through its letter dated July 19, 2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC/AML guidelines in this respect. We have implemented a comprehensive corrective action plan, to strengthen our internal control mechanisms so as to ensure that such incidents do not recur. See “ Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm .”

By way of a circular dated October 12, 2017, the RBI specifically levied penal interest for delayed reporting/ wrong reporting/non-reporting of currency chest transactions and inclusion of ineligible amounts in currency chest balances. The intention behind the levy of penal interest is to inculcate discipline among banks so as to ensure prompt/correct reporting, and so that pleas by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting does not result in utilization of RBI’s funds or shortfall in the maintenance of CRR or SLR. On similar lines, by way of an additional circular dated October 12, 2017, the RBI revised the scheme of penalties for bank branches based on performance in rendering customer service to the members of public, to ensure that all bank branches provide better customer service to members of public with regard to exchange of notes and coins.

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

Introduction of Legal Entity Identifier for Large Corporate Borrowers

Pursuant to the Statement on Developmental and Regulatory Policies dated November 2, 2017, the RBI decided to introduce the Legal Entity Identifier (“LEI”) system for all borrowers of banks having total fund based and non-fund based exposure of Rs. 5 crore and above in a phased manner (and for their parent entity, as well as all subsidiaries and associates). The LEI is a 20-digit unique code to identify parties to financial transactions worldwide. Borrowers who do not obtain LEI as per the schedule are not to be granted renewal/enhancement of credit facilities. A separate roadmap for borrowers having exposure between Rs. 5 crore and up to Rs. 50 crore has also been announced to be issued by RBI.

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

Regulations and Guidelines of the SEBI

SEBI was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with SEBI and the functions, responsibilities and the code of conduct applicable for each of these activities.

In June 2017, SEBI constituted a committee under the chairmanship of Mr. Uday Kotak (the “Kotak Committee”), to consult on corporate governance. The Kotak Committee recommended amendments to regulations in order to better align Indian corporate governance norms with global best practices. SEBI in its board meeting on March 28, 2018 accepted most of these recommendations.

Foreign Ownership Restriction

Aggregate foreign investment from all sources, in a private sector bank is permitted up to 49% of the paid up capital under the automatic route. This limit can be increased up to 74% of the paid up capital with prior approval from the FIPB. Pursuant to a letter dated February 4, 2015, FIPB has approved foreign investment in the Bank up to 74% of its paid up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. See “Risk Factors – Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.” On February 16, 2017, the RBI lifted the restriction on the purchase of the equity shares of the Bank by foreign investors, since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74%. The RBI notified by press release on February 17, 2017 and by separate letter to us dated February 28, 2017 that the foreign shareholding in all forms in the Bank crossed the said limit of 74%. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI has also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2018, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.62% of the paid-up capital of the Bank

On May 24, 2017, the Government announced its approval to phase out of the FIPB. It is proposed that administrative ministries or departments be allowed to process applications for FDI requiring government approval in consultation with the Department of Industrial Policy and Promotion (“DIPP”), which will also issue the Standard Operating Procedure (“SOP”) for processing of applications and the decision of the Government under the extant FDI policy.

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

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies (Special Provisions) Act, 1985 (the “SICA”), Recovery of Debts Due to Banks and Financial Institutions Act, 1993 (the “DRT Act”) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames have been fixed for speedy disposal of cases and no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The SICA provides for reference of “sick” industrial companies to the Board for Industrial and Financial Reconstruction (the “BIFR”). Under the SICA, other than the board of directors of a company, a scheduled bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003 (the “SICA Repeal Act”). The Ministry of Finance has notified the SICA Repeal Act, and section 4(b) of the SICA Repeal Act came into force on December 1, 2016. Consequently, the SICA stands repealed and the BIFR and Appellate Authority for Industrial and Financial Reconstruction (“AAIFR”) have been dissolved.

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

The Insolvency and Bankruptcy Code, 2016

Banks, as creditors, will benefit from the Insolvency and Bankruptcy Code, 2016 (the “Insolvency and Bankruptcy Code”), which came into effect on December 1, 2016. The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amends 11 laws, including the Companies Act, 2013, the SARFAESI Act and the Recovery of Debts Due to Banks and Financial Institutions Act, 1993. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor, or (ii) when the 180-day time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.

On June 13, 2017, the RBI announced the constitution of an Internal Advisory Committee (the “IAC”) to focus on large stressed accounts. The IAC recommended 12 accounts totaling to approximately 25% of the current gross NPAs of the banking system for immediate reference under the Insolvency and Bankruptcy Code.

The Banking Regulation (Amendment) Act 2017

The Government of India has recently promulgated the Banking Regulation (Amendment) Act, 2017, which is deemed to have come into force on May 5, 2017. This amendment inserts two new sections in the Banking Regulation Act, 1949. The sections enable the Government to authorize the RBI to direct banking companies to resolve specific stressed assets by initiating an insolvency resolution process, where required. The RBI has also been empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for stressed asset resolution.

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

In June 2017, we opened a branch at the International Financial Service Centre at GIFT City in Gandhinagar, Gujarat, India. This branch is considered a foreign branch by RBI, and offers products such as trade credits, foreign currency term loans (including external commercial borrowings) and derivatives to hedge loans.

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

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

The Government of India regulates ownership of Indian companies by non-residents. Foreign investment in Indian securities is generally regulated by the Consolidated Policy on Foreign Direct Investment (the “Consolidated FDI Policy”) issued by the Government of India and the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”). The Foreign Exchange Management Act, when read together with the regulations issued in relation thereto by the RBI, permits transactions involving the inflow or outflow of foreign exchange and empowers the RBI to prohibit or regulate such transactions.

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

Further, on November 7, 2017, the RBI notified the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 (the “FEMA Transfer or Issue of Security Regulations 2017”) to regulate the transfer by, or issue of securities to, persons resident outside India. The FEMA Transfer or Issue of Security Regulations 2017 prescribe that no prior consent and approval is required from the RBI for foreign direct investment (“FDI”) under an “automatic route” for certain industries within specified sectoral caps. In respect of all industries that do not fall under the automatic route, and in respect of investments under the automatic route, but in excess of the specified sectoral limits, approval may be required from the relevant ministry/ministries of the Government and/or the RBI.

Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated every year to include the regulatory changes effected in the interim. The Department of Industrial Policy and Promotion (“DIPP”), Ministry of Commerce & Industry, Government of India makes policy pronouncements on FDI through press notes/press releases which are notified by the RBI as amendments to the FEMA Transfer or Issue of Security Regulations 2017. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions are issued by the RBI vide A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus, consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the circular on Consolidated FDI Policy from time to time.

The present Consolidated FDI Policy subsumes and supersedes all press notes, press releases, clarifications and circulars issued by the DIPP that were in force as of August 27, 2017, and reflects the FDI policy as of August 28, 2017. Certain actions such as those listed below require government approval in consultation with the DIPP by way of prior approval from the administrative ministries or departments:

•	foreign investments, including a transfer of shares, in excess of specified sectoral caps;

•	transfer of control and/or ownership (as a result of a share transfer and/or new share issuance) pursuant to an amalgamation, merger, or acquisition of an Indian company engaged in an activity having limitations on foreign ownership, currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident entity;

•	foreign investments in a non-operating company which does not have any downstream investments for undertaking activities which are under Government route. Further, as and when such a company commences business or makes downstream investment, it will have to comply with the relevant sectoral conditions on entry route, conditionalities and caps;

•	foreign investments by an unincorporated entity in certain cases; and

•	foreign investment by swap of shares for sectors under the Government approval route.

On May 24, 2017, the Government announced its approval to phase out the Foreign Investment Promotion Board (“FIPB”), which had been set up to regulate all foreign direct investment into India and whose approval was required for foreign investment in certain sectors, including defense and public sector banks. The DIPP has also issued the Standard Operating Procedure (“SOP”) for processing of applications and the decision of the Government under the existing FDI Policy. The SOP provides a list of administrative ministries and departments competent to grant approval (the “Competent Authorities”) in relation to the corresponding sector and the procedure for obtaining such approval. The abolition of the FIPB and the SOP are both set out in the Consolidated FDI Policy dated August 28, 2017.

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

Subject to certain exceptions, FDI and investment by non-resident Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments, in consultation with the DIPP and the Ministry of Commerce and Industry) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the Consolidated FDI Policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. For cases that do require an FDI approval, including cases approved by the Government in the past, the monitoring and compliance of conditions shall be done by the concerned administrative ministries and departments. Further, in cases where the approval of the Government of India is obtained, no approval of the RBI is required. In both cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

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

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. In relation to foreign investment in private sector banks in India, the guidelines state that the foreign investment limits and sub-limits and also computation of foreign investment in private sector banks shall be as specified in the Consolidated FDI Policy and the Foreign Exchange Management Act, and regulations made in relation thereto, as amended from time to time. As per the Consolidated FDI Policy dated August 28, 2017 issued by the Government of India, the following restrictions are applicable to foreign ownership in the Bank:

•

Foreign investors may own up to 74.0% of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0% is permitted under the automatic route and FDI above 49.0% and up to 74.0% requires prior approval of the Competent Authorities. It includes FDI, ADSs, Global Depositary Receipts and investments by foreign portfolio investors (“FPIs”) under the foreign portfolio investment scheme and also by non-resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0% of the paid-up capital of the Bank. At least 26.0% of the paid-up capital would have to be held by Indian residents, except in the case of a wholly-owned subsidiary of a foreign bank.

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

In June 2016, the SEBI directed all the issuers of ODIs to identify and verify the beneficial owners in the subscriber entities who hold in excess of 25%, in the case of a company, and 15%, in the case of partnership firms, trusts and unincorporated bodies. ODI issuers are also required to identify and verify the person(s) who control the operations when no beneficial owner is identified based on the materiality threshold. Prescribed documents for verification of the ODI subscribers and the beneficial owners are required to be submitted by the ODI issuers, and the ODI issuers are also required to file suspicious transaction reports in relation to the ODIs issued by it, if any, with the Indian Financial Intelligence Unit. The new guidelines came into effect on July 1, 2016.

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if a FII, a FPI, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.

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

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit. It should be noted that the RBI guidelines relating to the acquisition by purchase or otherwise of shares of a private bank will apply to both resident and non-resident investors where such acquisition results in any person owning or controlling 5.0% or more of the paid-up capital of the private bank.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2018. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2018, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, KPMG, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India.

July 25, 2018

Report of Independent Registered Public Accounting Firm – Internal Control over Financial Reporting

To the Shareholders and Board of Directors

HDFC Bank Limited

Opinion on Internal Control Over Financial Reporting

We have audited HDFC Bank Limited and subsidiaries (the ‘Company’) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), the consolidated balance sheets of the Company as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes and financial statement schedules 1 to 33 (collectively, the ‘consolidated financial statements’), and our report dated July 25, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F for the year ended March 31, 2018. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG

Mumbai, Maharashtra, India

July 25, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

HDFC Bank Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the ‘Company’) as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes and financial statement schedules 1 to 33 (collectively, the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’), and our report dated July 25, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements as of and for the year ended March 31, 2018 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(y) to the consolidated financial statements.

/s/ KPMG

We have served as the Company’s auditor since 2015.

Mumbai, Maharashtra, India

July 25, 2018

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2017		March 31, 2018		March 31, 2018
	(In millions, except number of shares)
ASSETS:
Cash and cash equivalents	Rs.	430,708.6	Rs.	574,151.0	US$	8,818.2
Term placements		131,069.5		139,875.9		2,148.3
Investments held for trading, at fair value		35,363.7		167,513.9		2,572.8
Investments available for sale, at fair value [includes restricted investments of Rs. 1,200,857.2 and Rs. 1,354,027.6 (US$ 20,796.0), as of March 31, 2017 and March 31, 2018, respectively]		2,111,385.6		2,222,711.0		34,137.8
Securities purchased under agreements to resell		50,000.0		650,018.6		9,983.4
Loans [net of allowance of Rs. 78,496.9 and Rs. 112,507.2 (US$ 1,728.0), as of March 31, 2017 and March 31, 2018, respectively]		5,910,412.8		7,263,671.8		111,560.0
Accrued interest receivable		67,356.6		77,894.7		1,196.4
Property and equipment, net		38,969.3		38,968.1		598.5
Intangible assets, net		2.0		1.0		—
Goodwill		74,937.9		74,937.9		1,150.9
Other assets		216,774.5		157,564.9		2,420.0

Total assets	Rs.	9,066,980.5	Rs.	11,367,308.8	US$	174,586.3

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	5,277,644.0	Rs.	6,693,649.3	US$	102,805.2
Non-interest-bearing deposits		1,153,678.9		1,190,102.2		18,278.3

Total deposits		6,431,322.9		7,883,751.5		121,083.5
Securities sold under repurchase agreements		—		138,000.0		2,119.5
Short-term borrowings		322,265.6		779,201.7		11,967.5
Accrued interest payable		44,487.6		65,514.4		1,006.2
Long-term debt		730,920.7		932,906.3		14,328.2
Accrued expenses and other liabilities		510,082.6		391,441.6		6,012.0

Total liabilities	Rs.	8,039,079.4	Rs.	10,190,815.5	US$	156,516.9

Commitments and contingencies (see note 27)
Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 3,250,000,000 shares and 3,250,000,000 shares; issued and outstanding 2,562,545,717 shares and 2,595,090,267 shares, as of March 31, 2017 and March 31, 2018, respectively	Rs.	5,125.1	Rs.	5,190.2	US$	79.7
Additional paid-in capital		442,721.8		476,570.4		7,319.5
Retained earnings		364,471.9		462,876.2		7,109.2
Statutory reserve		187,703.2		233,323.5		3,583.5
Accumulated other comprehensive income (loss)		26,031.6		(3,796.7)		(58.3)

Total HDFC Bank Limited shareholders’ equity		1,026,053.6		1,174,163.6		18,033.6
Noncontrolling interest in subsidiaries		1,847.5		2,329.7		35.8

Total shareholders’ equity		1,027,901.1		1,176,493.3		18,069.4

Total liabilities and shareholders’ equity	Rs.	9,066,980.5	Rs.	11,367,308.8	US$	174,586.3

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2016		2017		2018		2018
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	470,818.5	Rs.	552,686.8	Rs.	667,458.7	US$	10,251.2
Trading securities		5,659.9		5,041.8		4,049.1		62.2
Available for sale securities		136,062.4		154,618.6		158,209.2		2,429.9
Other		12,887.8		13,207.1		13,748.3		211.2

Total interest and dividend revenue		625,428.6		725,554.3		843,465.3		12,954.5

Interest expense:
Deposits		283,764.7		308,078.3		326,717.8		5,017.9
Short-term borrowings		16,265.2		21,821.9		26,004.4		399.4
Long-term debt		32,811.0		43,781.1		67,297.5		1,033.6
Other		226.2		77.4		295.0		4.5

Total interest expense		333,067.1		373,758.7		420,314.7		6,455.4

Net interest revenue		292,361.5		351,795.6		423,150.6		6,499.1
Provision for credit losses		21,531.3		37,951.4		59,397.8		912.3

Net interest revenue after provision for credit losses		270,830.2		313,844.2		363,752.8		5,586.8

Non-interest revenue, net:
Fees and commissions		83,762.8		94,120.3		120,060.9		1,844.0
Trading securities gain/(loss), net		1,519.3		467.2		(63.4)		(1.0)
Realized gain/(loss) on sales of available for sale securities, net		5,646.0		9,606.2		10,853.2		166.7
Other than temporary impairment losses on available for sale securities		(54.9)		(13.4)		(149.1)		(2.3)
Foreign exchange transactions		(10,145.4)		11,282.7		6,209.5		95.4
Derivatives gain/(loss), net		15,067.2		(5,738.5)		6,742.6		103.6
Other, net		1,038.9		601.6		953.3		14.6

Total non-interest revenue, net		96,833.9		110,326.1		144,607.0		2,221.0

Total revenue, net		367,664.1		424,170.3		508,359.8		7,807.8

Non-interest expense:
Salaries and staff benefits		85,932.9		93,060.5		98,714.6		1,516.2
Premises and equipment		24,102.6		28,024.2		29,816.9		457.9
Depreciation and amortization		7,427.5		8,876.9		9,678.9		148.7
Administrative and other		64,607.3		74,240.2		93,042.0		1,429.1
Amortization of intangible assets		7.0		3.0		1.0		—

Total non-interest expense		182,077.3		204,204.8		231,253.4		3,551.9

Income before income tax expense		185,586.8		219,965.5		277,106.4		4,255.9
Income tax expense		67,536.9		79,224.9		98,272.5		1,509.3

Net income before noncontrolling interest	Rs.	118,049.9	Rs.	140,740.6	Rs.	178,833.9	US$	2,746.6
Less: Net income attributable to shareholders of noncontrolling interest		134.6		210.8		319.0		4.9

Net income attributable to HDFC Bank Limited	Rs.	117,915.3	Rs.	140,529.8	Rs.	178,514.9	US$	2,741.7

Per share information:
Earnings per equity share—basic	Rs.	46.84	Rs.	55.23	Rs.	69.18	US$	1.06
Earnings per equity share—diluted	Rs.	46.33	Rs.	54.57	Rs.	68.29	US$	1.05
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	140.52	Rs.	165.69	Rs.	207.54	US$	3.18
Earnings per ADS—diluted	Rs.	138.99	Rs.	163.71	Rs.	204.87	US$	3.15
Dividends declared per equity share	Rs.	9.50	Rs	11.00	Rs	13.00	US$	0.20

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2016		2017		2018		2018
	(In millions)
Net income before noncontrolling interest	Rs.	118,049.9	Rs.	140,740.6	Rs.	178,833.9	US$	2,746.6
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. 128.3, Rs. 110.6 and Rs. (39.6), as of March 31, 2016, March 31, 2017 and March 31, 2018, respectively]		240.3		(209.2)		72.1		1.1
Reclassification adjustment for net (gain) loss included in net income		—		—		—		—
Available for sale securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (2,559.7), Rs. (9,478.8) and Rs. 11,319.5, as of March 31, 2016, March 31, 2017 and March 31, 2018, respectively]		4,562.9		17,910.7		(21,445.3)		(329.4)
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 2,177.4, Rs. 1,685.7 and Rs. 4,541.5, as of March 31, 2016, March 31, 2017 and March 31, 2018, respectively]		(4,114.3)		(3,185.2)		(8,455.1)		(129.9)

Other comprehensive income, net of tax		688.9		14,516.3		(29,828.3)		(458.2)
Total comprehensive income		118,738.8		155,256.9		149,005.6		2,288.4
Less: Comprehensive income attributable to shareholders of noncontrolling interest		134.6		210.8		319.0		4.9

Comprehensive income attributable to HDFC Bank Limited	Rs.	118,604.2	Rs.	155,046.1	Rs.	148,686.6	US$	2,283.5

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2016		2017		2018		2018
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	118,049.9	Rs.	140,740.6	Rs.	178,833.9	US$	2,746.6
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		21,531.3		37,951.4		59,397.8		912.3
Depreciation and amortization		7,427.5		8,876.9		9,678.9		148.7
Amortization of intangible assets		7.0		3.0		1.0		—
Amortization of deferred customer acquisition costs		7,061.7		7,913.8		9,246.2		142.0
Amortization of premium (discount) on investments		913.2		2,609.8		3,599.4		55.3
Other than temporary impairment losses on available for sale securities		54.9		13.4		149.1		2.3
Deferred tax benefit		(1,410.4)		(5,048.6)		(10,403.5)		(159.8)
Share-based compensation expense		12,593.8		8,203.2		6,594.6		101.3
Net realized (gain) loss on sale of available for sale securities		(5,646.0)		(9,606.2)		(10,853.2)		(166.7)
(Gain) loss on disposal of property and equipment, net		2.6		14.8		(64.5)		(1.0)
Exchange (gain) loss		556.1		407.9		1,719.5		26.4
Net change in:
Investments held for trading		(9,310.4)		35,241.8		(131,816.3)		(2,024.5)
Accrued interest receivable		(12,408.3)		(9,083.4)		(10,527.8)		(161.7)
Other assets		(21,624.4)		(65,542.3)		90,525.6		1,390.3
Accrued interest payable		8,123.7		3,286.3		20,997.1		322.5
Accrued expense and other liabilities		44,151.0		223,289.8		(122,803.6)		(1,886.1)

Net cash provided by operating activities		170,073.2		379,272.2		94,274.2		1,447.9

Cash flows from investing activities:
Net change in term placements		21,089.7		17,830.3		(8,806.4)		(135.3)
Activity in available for sale securities:
Purchases		(3,078,054.2)		(2,890,096.8)		(1,518,100.1)		(23,315.9)
Proceeds from sales		1,129,146.1		412,536.2		197,211.0		3,028.9
Maturities, prepayments and calls		1,581,067.8		2,274,701.2		1,171,299.5		17,989.5
Net change in repurchase options and reverse repurchase agreements		256,632.7		(355,040.1)		(462,018.6)		(7,096.0)
Loans purchased		(124,630.2)		(128,490.2)		(55,216.0)		(848.0)
Repayments on loans purchased		47,174.7		59,803.7		76,993.2		1,182.5
Increase in loans originated, net of principal collections		(967,395.6)		(956,914.2)		(1,440,601.9)		(22,125.7)
Additions to property and equipment		(9,983.4)		(12,628.5)		(9,181.5)		(141.0)
Proceeds from sale or disposal of property and equipment		111.5		94.3		95.1		1.5

Net cash used in investing activities		(1,144,840.9)		(1,578,204.1)		(2,048,325.7)		(31,459.5)

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2016		2017		2018		2018
	(In millions)
Cash flows from financing activities:
Net increase in deposits		930,935.7		979,662.7		1,447,097.0		22,225.4
Net increase (decrease) in short-term borrowings		39,370.5		68,703.2		456,558.6		7,012.1
Purchase of subsidiary shares from noncontrolling interest		—		—		(143.3)		(2.2)
Proceeds from issue of shares by a subsidiary to noncontrolling interests		33.9		301.9		366.5		5.6
Proceeds from issuance of long-term debt		129,121.4		335,048.9		425,517.1		6,535.4
Repayment of long-term debt		(79,391.6)		(123,074.3)		(225,150.2)		(3,458.0)
Proceeds from issuance of equity shares for options exercised		12,229.0		22,615.1		27,259.1		418.7
Proceeds from issuance of equity shares		—		—		—		—
Payment of dividends and dividend tax		(24,367.9)		(29,280.9)		(34,490.3)		(529.7)

Net cash provided by financing activities		1,007,931.0		1,253,976.6		2,097,014.5		32,207.3

Effect of exchange rate changes on cash and cash equivalents		3,384.1		(2,007.8)		479.4		7.4
Net change in cash and cash equivalents		36,547.4		53,036.9		143,442.4		2,203.1
Cash and cash equivalents, beginning of year		341,124.3		377,671.7		430,708.6		6,615.1

Cash and cash equivalents, end of year	Rs.	377,671.7	Rs.	430,708.6	Rs.	574,151.0	US$	8,818.2

Supplementary cash flow information:
Interest paid	Rs.	324,572.3	Rs.	370,455.4	Rs.	399,287.9	US$	6,132.5
Income taxes paid	Rs.	70,678.5	Rs.	76,849.6	Rs.	100,089.3	US$	1,537.2
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	890.6	Rs.	537.8	Rs.	1,064.5	US$	16.3

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2015	2,506,495,317	Rs.	5,013.0	Rs.	387,486.1	Rs.	228,804.4	Rs.	118,122.2	Rs.	10,826.4	Rs.	750,252.1	Rs.	1,315.5	Rs.	751,567.6
Shares issued upon exercise of options	21,691,200		43.4		12,185.6								12,229.0				12,229.0

Share-based compensation					12,593.8								12,593.8				12,593.8

Dividends, including dividend tax							(24,367.9)						(24,367.9)				(24,367.9)
Change in ownership interest in subsidiary					(1.0)								(1.0)		1.0		—
Shares issued to noncontrolling interest													—		33.9		33.9
Transfer to statutory reserve							(31,809.4)		31,809.4				—				—
Net income							117,915.3						117,915.3		134.6		118,049.9
Net change in accumulated other comprehensive income											688.9		688.9				688.9
Balance at March 31, 2016	2,528,186,517	Rs.	5,056.4	Rs.	412,264.5	Rs.	290,542.4	Rs.	149,931.6	Rs.	11,515.3	Rs.	869,310.2	Rs.	1,485.0	Rs.	870,795.2

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)

Balance at March 31, 2016	2,528,186,517	Rs.	5,056.4	Rs.	412,264.5	Rs.	290,542.4	Rs.	149,931.6	Rs.	11,515.3	Rs.	869,310.2	Rs.	1,485.0	Rs.	870,795.2
Shares issued upon exercise of options	34,359,200		68.7		22,546.4								22,615.1				22,615.1
Share-based compensation					8,203.2								8,203.2				8,203.2
Dividends, including dividend tax							(29,280.9)						(29,280.9)				(29,280.9)
Change in ownership interest in subsidiary					(292.3)		452.2						159.9		(150.2)		9.7
Shares issued to noncontrolling interest													—		301.9		301.9
Transfer to statutory reserve							(37,771.6)		37,771.6				—				—
Net income							140,529.8						140,529.8		210.8		140,740.6
Net change in accumulated other comprehensive income											14,516.3		14,516.3				14,516.3
Balance at March 31, 2017	2,562,545,717	Rs.	5,125.1	Rs.	442,721.8	Rs.	364,471.9	Rs.	187,703.2	Rs.	26,031.6	Rs.	1,026,053.6	Rs.	1,847.5	Rs.	1,027,901.1

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2017	2,562,545,717	Rs.	5,125.1	Rs.	442,721.8	Rs.	364,471.9	Rs.	187,703.2	Rs.	26,031.6	Rs.	1,026,053.6	Rs.	1,847.5	Rs.	1,027,901.1
Shares issued upon exercise of options	32,544,550		65.1		27,194.0								27,259.1				27,259.1
Share-based compensation					6,594.6								6,594.6				6,594.6
Dividends, including dividend tax							(34,490.3)						(34,490.3)				(34,490.3)
Change in ownership interest in subsidiary					60.0								60.0		(203.3)		(143.3)
Shares issued to noncontrolling interest													—		366.5		366.5
Transfer to statutory reserve							(45,620.3)		45,620.3				—				—
Net income							178,514.9						178,514.9		319.0		178,833.9
Net change in accumulated other comprehensive income											(29,828.3)		(29,828.3)				(29,828.3)
Balance at March 31, 2018	2,595,090,267	Rs.	5,190.2	Rs.	476,570.4	Rs.	462,876.2	Rs.	233,323.5	Rs.	(3,796.7)	Rs.	1,174,163.6	Rs.	2,329.7	Rs.	1,176,493.3
Balance at March 31, 2018	2,595,090,267	US$	79.7	US$	7,319.5	US$	7,109.2	US$	3,583.5	US$	(58.3)	US$	18,033.6	US$	35.8	US$	18,069.4

*	Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

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

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 20.9% of the Bank’s equity as of March 31, 2018. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

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

2. Summary of significant accounting policies

a. Principles of consolidation

The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in Non-interest revenue, other. The Bank consolidates Variable Interest Entities (VIEs) where the Bank is determined to be the primary beneficiary (see note 2j). All significant inter-company balances and transactions are eliminated on consolidation.

b. Basis of presentation

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, employee benefits, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

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

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying values of assets and liabilities for financial reporting purposes and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized based on management’s judgment. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based on its technical merits in order to be recognized, and 2) the benefit is measured as the largest amount of that position that is greater than 50 percent likely of being realized upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Bank’s policy is to include interest income, interest expense and penalties on overpayments and underpayment of income taxes within income tax expense in the consolidated statement of income. Interest income on overpayments of income taxes is recognized when the related matter is resolved.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

w. Recently adopted accounting standards

In March 2016, the FASB issued ASU 2016-05 “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”. The update clarifies the hedge accounting impact when there is a change in one of the counterparties to the derivative contract (i.e., a novation). It clarifies that a change in the counterparty to a derivative contract, in and of itself, does not require the dedesignation of a hedging relationship. An entity will, however, still need to evaluate whether it is probable that the counterparty will perform under the contract as part of its ongoing effectiveness assessment for hedge accounting. Entities have the option to adopt the update on a prospective basis to new derivative contract novations or on a modified retrospective basis. The Bank adopted the provisions of ASU 2016-05 effective April 1, 2017. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In March 2016, the FASB issued ASU 2016-06 “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments”. The update clarifies the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. The guidance clarifies the steps required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The Bank adopted the provisions of ASU 2016-06 effective April 1, 2017. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In March 2016, the FASB issued ASU 2016-07 “Investments—Equity Method and Joint Ventures (Topic 323)”. The update eliminates the requirement in Topic 323 that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The Bank adopted the provisions of ASU 2016-07 effective April 1, 2017. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

In March 2016, the FASB issued ASU 2016-09 “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. The update simplifies certain aspects of the accounting for share-based payment award transactions pertaining to accounting for income tax consequences, forfeitures and classification of excess tax benefit on the statement of cash flows. The Bank adopted the provisions of ASU 2016-09 effective April 1, 2017. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

x. Recently issued accounting pronouncements not yet effective

In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. The above referred guidance will be effective for the interim and annual reporting periods beginning after December 15, 2017. The Bank expects to adopt the guidance in fiscal 2019. The ASU requires that revenue from contracts with customers is to be recognized upon transfer of goods and services in the amount of consideration expected to be recognized and transfer of nonfinancial assets, unless those contracts are within the scope of other guidance. The ASU also clarifies the guidance related to reporting revenue as a principal versus net as an agent. The ASU also requires new qualitative and quantative disclosures, including disaggregation of revenues and descriptions of performance obligations. On adoption we will describe our key sources of revenue that are within the scope of the new guidance, and include qualitative disclosures to describe how revenue is recognized for the types of services performed. We do not expect our accounting policies to change materially since the principals of revenue recognition are essentially consistent with our present guidance and practices. The Bank has examined the effect that the guidance will likely have on other revenue streams as well as changes in disclosures required by the new guidance is not expected to be material on the Bank’s financial condition or results of operations.

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

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Under previous GAAP, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank does not plan to early adopt the ASU. The Bank expects to adopt the guidance in fiscal 2020. In January 2018, the FASB released an exposure draft wherein an amendment is proposed, if accepted, would allow the option to apply provisions of the ASU prospectively as of the effective date, without adjusting comparative periods presented. The Bank expects to recognize lease liabilities and corresponding assets at their present value predominantly related to all of the Rs. 79.3 billion of future minimum lease payments required under operating leases as disclosed in Note 27. However, these Leases which will be subject to consolidated balance sheet recognition and their initial measurement is under our evaluation. The effect of the adoption will depend on the lease portfolio at the time of transition.

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

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses is required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses is required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. While early adoption is permitted beginning fiscal 2020, we do not expect to elect that option. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. The Bank is evaluating the effect the ASU 2016-13 will have on its Consolidated Financial Statements and related disclosures which will also depend on the nature of the Bank’s portfolio’s at the date of adoption.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230)”. This is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Bank expects to adopt the guidance in fiscal 2019. The preliminary evaluation carried out by the Bank indicate that the guidance will not have a material impact on the presentation and classification in the consolidated statement of cash flows. The adoption of this guidance is not expected to have any impact on the Bank’s financial condition, results of operations, except for presentation classification in the Consolidated Statement of Cash Flows.

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

In January 2017, the FASB issued ASU No. 2017-01 “Business Combinations (Topic 805)—Clarifying the Definition of a Business”. The amendment in this update narrows the definition of a business by introducing a quantitative screen as the first step, such that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. If the first step is not met, then an entity needs to evaluate whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendment in this update will be applied prospectively, with early adoption permitted. The bank expects to adopt the guidance in fiscal 2019. The impact of this update will depend upon the acquisition and disposal activities of the Bank, if any.

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles-Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment”. The amendment in this update simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. The impairment test is simply the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The simplified one-step impairment test applies to all reporting units (including those with zero or negative carrying amounts). The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The bank expects to adopt the guidance in fiscal 2021. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The impact of the amendments in this update will depend upon the performance of the reporting units and the market conditions impacting the fair value of each reporting unit going forward.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2017, the FASB issued ASU 2017-07 “Compensation—Retirement Benefits (Topic 715)—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendment in this update changes the income statement presentation of net benefit expense and requires restating the Company’s financial statements for each of the earlier periods presented in annual and interim financial statements. The amendment requires that only the service cost component of net benefit expense be included in the Compensation and benefits line on the income statement. The other components of net benefit expense will be required to be presented outside of the Compensation and benefits line and will be presented in other operating expense. The total Operating expenses will not change. The new standard also changes the components of net benefit expense that are eligible for capitalization when employee costs are capitalized in connection with various activities, such as internally developed software, construction-in-progress, and loan origination costs. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments in this update is to be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition and results of operations.

In March 2017, the FASB issued ASU 2017-08 “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)—Premium Amortization on Purchased Callable Debt Securities”. This update amends the amortization period for certain purchased callable debt securities held at a premium. The update requires entities to amortize premiums on debt securities by the first call date when the securities have fixed and determinable call dates and prices. ASU 2017-08 does not change the accounting for discounts, which continue to be recognized over the contractual life of a security. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period but such adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of the ASU is on a modified retrospective basis through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. The bank expects to adopt the guidance in fiscal 2020. The impact of this ASU will depend upon the position of purchased callable debt securities held at a premium on date of adoption.

In May 2017, the FASB issued ASU 2017-09 “Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting.” The amendment in this update clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Under ASU 2017-09, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions and (iii) the award’s classification as an equity or liability instrument. The amendments in the ASU are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2019. The impact of this update will depend upon the modification, if any, to the terms or conditions of a share-based payment award on or after adoption of the guidance in fiscal 2019.

In August 2017, the FASB issued ASU No. 2017-12 “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities”. The amendment in the update better aligns the accounting and reporting of hedging relationships with the economics of risk management activities. ASU 2017-12 provides administrative reliefs to simplify the application of hedge accounting. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The transition requirements and elections in this update is to be applied to hedging relationships existing on the date of adoption. The amendment in the update requires the effect of adoption to be reflected as of the beginning of the fiscal year of adoption. The Bank expects to adopt the guidance in fiscal 2019. This guidance is not expected to impact the Bank’s financial condition and results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the year ended March 31, 2018 have been translated into U.S. dollars at U.S.$1.00 = Rs. 65.11 as published by the Federal Reserve Board of New York on March 30, 2018. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2017 and March 31, 2018 include balances of Rs. 336,332.8 million and Rs. 971,381.4 million (US$ 14,919.1 million), respectively, maintained with the RBI to meet the Bank’s cash reserve ratio requirement. The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 95% of the required cash reserve ratio on any particular day.

4. Term placements

Term placements consist of placements with banks and financial institutions in the ordinary course of business. These placements have original maturities for periods between 3 months and 15 years. This includes restricted term placements of Rs. 652.4 million and Rs. 331.2 million (US$ 5.1 million) at March 31, 2017 and at March 31, 2018, respectively.

5. Investments, held for trading

The portfolio of trading securities as of March 31, 2017 and March 31, 2018 was as follows:

	As of March 31, 2017
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	18,230.8	Rs.	38.5	Rs.	1.5	Rs.	18,267.8
Other corporate/financial institution securities		17,106.4		5.1		15.6		17,095.9

Total	Rs.	35,337.2	Rs.	43.6	Rs.	17.1	Rs.	35,363.7

	As of March 31, 2018
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	25,962.2	Rs.	19.0	Rs.	8.0	Rs.	25,973.2
Other corporate/financial institution securities		49,982.3		62.8		0.4		50,044.7

Total debt securities	Rs.	75,944.5	Rs.	81.8	Rs.	8.4	Rs.	76,017.9
Other securities (including mutual fund units)		91,488.6		7.4		—		91,496.0

Total	Rs.	167,433.1	Rs.	89.2	Rs.	8.4	Rs.	167,513.9

Total	US$	2,571.5	US$	1.4	US$	0.1	US$	2,572.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investments, available for sale

The portfolio of available for sale securities as of March 31, 2017 and March 31, 2018 was as follows:

	As of March 31, 2017
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)

Government of India securities	Rs.	1,528,484.8	Rs.	35,196.3	Rs.	2,811.3	Rs.	1,560,869.8
State government securities		90,652.8		5,537.0		—		96,189.8
Credit substitutes (see note 8)		419,320.5		957.9		737.8		419,540.6
Other corporate/financial institution bonds		10,653.0		83.5		12.1		10,724.4

Debt securities, other than asset and mortgage-backed securities		2,049,111.1		41,774.7		3,561.2		2,087,324.6
Mortgage-backed securities		114.1		5.9		—		120.0
Asset-backed securities		22,472.2		214.1		353.3		22,333.0
Other securities (including mutual fund units)		1,062.0		641.5		95.5		1,608.0

Total	Rs.	2,072,759.4	Rs.	42,636.2	Rs.	4,010.0	Rs.	2,111,385.6

Securities with gross unrealized losses							Rs.	431,324.6
Securities with gross unrealized gains								1,680,061.0

							Rs.	2,111,385.6

	As of March 31, 2018
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)

Government of India securities	Rs.	1,748,761.0	Rs.	9,169.5	Rs.	16,843.9	Rs.	1,741,086.6
State government securities		123,426.9		2,349.7		729.0		125,047.6
Government securities outside India		4,223.8		—		6.8		4,217.0
Credit substitutes (see note 8)		325,159.3		495.3		1,623.1		324,031.5
Other corporate/financial institution bonds		8,226.0		0.1		59.0		8,167.1

Debt securities, other than asset and mortgage-backed securities		2,209,797.0		12,014.6		19,261.8		2,202,549.8
Mortgage-backed securities		82.2		2.8		0.1		84.9
Asset-backed securities		18,966.5		62.9		358.7		18,670.7
Other securities (including mutual fund units)		993.2		412.8		0.4		1,405.6

Total	Rs.	2,229,838.9	Rs.	12,493.1	Rs.	19,621.0	Rs.	2,222,711.0

Total	US$	34,247.3	US$	191.9	US$	301.4	US$	34,137.8

Securities with gross unrealized losses							Rs.	1,174,762.5
Securities with gross unrealized gains								1,047,948.5

							Rs.	2,222,711.0

							US$	34,137.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 1,657,059.6 million and Rs. 1,866,134.2 million (US$ 28,661.3 million) as of March 31, 2017 and March 31, 2018, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,200,857.2 million as of March 31, 2017 and Rs. 1,354,027.6 million (US$ 20,796.0 million) as of March 31, 2018, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO), real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 54.9 million, Rs. 13.4 million and Rs. 149.1 million (USD 2.3 million) as other than temporary impairment in fiscal year 2016, 2017 and 2018, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank is of the opinion that the other unrealized losses on its investments in equity and debt securities as of March 31, 2018 are temporary in nature. As of March 31, 2017 and March 31, 2018, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale securities at March 31, 2018 was as follows:

	As of March 31, 2018
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	540,941.5	Rs.	8,852.9	Rs.	342,621.5	Rs.	7,991.0	Rs.	883,563.0	Rs.	16,843.9
State government securities		31,940.1		729.0		—		—		31,940.1		729.0
Government securities outside India		4,217.0		6.8		—		—		4,217.0		6.8
Credit substitutes (see note 8)		159,026.1		1,002.8		73,734.9		620.3		232,761.0		1,623.1
Other corporate/financial institution bonds		4,057.2		51.8		4,109.6		7.2		8,166.8		59.0

Debt securities, other than asset and mortgage-backed securities		740,181.9		10,643.3		420,466.0		8,618.5		1,160,647.9		19,261.8
Mortgage-backed securities		57.0		0.1		—		—		57.0		0.1
Asset-backed securities		8,331.9		213.1		5,706.1		145.6		14,038.0		358.7
Other securities (including mutual fund units)		19.6		0.4		—		—		19.6		0.4

Total	Rs.	748,590.4	Rs.	10,856.9	Rs.	426,172.1	Rs.	8,764.1	Rs.	1,174,762.5	Rs.	19,621.0

Total	US$	11,497.3	US$	166.8	US$	6,545.4	US$	134.6	US$	18,042.7	US$	301.4

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2018 is set out below:

	As of March 31, 2018
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	557,314.1	Rs.	557,374.5	US$	8,560.5
Over one year through five years		548,402.5		552,077.4		8,479.1
Over five years through ten years		762,418.9		754,268.7		11,584.5
Over ten years		341,661.5		338,829.2		5,204.0

Total	Rs.	2,209,797.0	Rs.	2,202,549.8	US$	33,828.1

The contractual residual maturity of available for sale mortgage-backed and asset-backed securities as of March 31, 2018 is set out below:

	As of March 31, 2018
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	9,939.6	Rs.	9,779.0	US$	150.2
Over one year through five years		8,987.0		8,802.4		135.2
Over five years through ten years		19.3		19.3		0.3
Over ten years		102.8		154.9		2.4

Total	Rs.	19,048.7	Rs.	18,755.6	US$	288.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of available for sale securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2016		2017		2018		2018
	(In millions)
Gross realized gains on sale	Rs.	5,942.0	Rs.	10,108.2	Rs.	11,433.8	US$	175.6
Gross realized losses on sale		(296.0)		(502.0)		(580.6)		(8.9)

Realized gains (losses), net		5,646.0		9,606.2		10,853.2		166.7
Dividends and interest		136,062.4		154,618.6		158,209.2		2,429.9

Total	Rs.	141,708.4	Rs.	164,224.8	Rs.	169,062.4	US$	2,596.6

7. Investments, held to maturity

There were no HTM securities as of March 31, 2017 and March 31, 2018.

8. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2017 and March 31, 2018 were as follows:

	As of March 31,
	2017				2018
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute securities:
Debentures	Rs.	171,180.6	Rs.	171,270.9	Rs.	290,893.5	Rs.	289,782.9
Commercial paper		248,139.9		248,269.7		34,265.8		34,248.6

Total	Rs.	419,320.5	Rs.	419,540.6	Rs.	325,159.3	Rs.	324,031.5

					US$	4,994.0	US$	4,976.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for other than temporary impairments is as follows:

	As of March 31,
	2017		2018		2018
	(In millions)
Pass	Rs.	419,540.6	Rs.	324,031.5	US$	4,976.7
Impaired—gross balance		—		—		—
Less: amounts provided for other than temporary impairments		—		—		—

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	419,540.6	Rs.	324,031.5	US$	4,976.7

Impaired credit substitutes

As of March 31,
	2017	2018	2018
(In millions)
Gross impaired credit substitutes	Rs.—	Rs.—	US$	—
Gross impaired credit substitutes by industry	Rs.—	Rs.—	US$	—
Average impaired credit substitutes	Rs.—	Rs.—	US$	—
Interest income recognized on impaired credit substitutes	Rs.—	Rs.—	US$	—

As of March 31, 2018, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

9. Repurchase and resell agreements

Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2016, March 31, 2017 and March 31, 2018. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2017 and March 31, 2018 were Rs. 50,000.0 million and Rs. 650,018.6 million (US$ 9,983.4 million), respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2017 and March 31, 2018 were nil and Rs. 138,000.0 million (US$ 2,119.5 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Loans

Loan balances include Rs. 187,653.3 million and Rs. 665,906.2 million (US$ 10,227.4 million) as of March 31, 2017 and March 31, 2018, respectively, which have been pledged as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2017 and March 31, 2018 were as follows:

	As of March 31,
	2017		2018		2018
	(In millions)
Retail loans:
Auto loans	Rs.	720,657.8	Rs.	885,234.7	US$	13,596.0
Personal loans/Credit cards		841,806.8		1,187,127.1		18,232.6
Retail business banking		913,720.2		1,305,219.8		20,046.4
Commercial vehicle and construction equipment finance		460,365.2		595,813.6		9,150.9
Housing loans		383,866.9		362,718.1		5,570.9
Other retail loans		728,544.4		877,251.3		13,473.4

Subtotal	Rs.	4,048,961.3	Rs.	5,213,364.6	US$	80,070.2
Wholesale loans	Rs.	1,939,948.4	Rs.	2,162,814.4	US$	33,217.8

Gross loans		5,988,909.7		7,376,179.0		113,288.0
Less: Allowance for credit losses		78,496.9		112,507.2		1,728.0

Total	Rs.	5,910,412.8	Rs.	7,263,671.8	US$	111,560.0

The maturity of gross loans as of March 31, 2018 is set out below:

	As of March 31, 2018
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	1,119,321.7	Rs.	1,573,881.8	Rs.	2,693,203.5
Over one year through five years		724,666.2		3,308,893.4		4,033,559.6
Over five years		318,826.5		330,589.4		649,415.9

Total gross loans	Rs.	2,162,814.4	Rs.	5,213,364.6	Rs.	7,376,179.0

Total gross loans	US$	33,217.8	US$	80,070.2	US$	113,288.0

Gross loans analyzed by performance are as follows:

	As of March 31,
	2017	2018	2018
	(In millions)
Performing	Rs.5,905,930.0	Rs.7,267,461.7	US$	111,618.2
Impaired	82,979.7	108,717.3		1,669.8

Total gross loans	Rs.5,988,909.7	Rs.7,376,179.0	US$	113,288.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans as of March 31, 2017 and March 31, 2018.

	As of March 31, 2017
	31-90 days past due		Impaired / 91 days or more past due		Total current [1,2]		Total
	(In millions)
Retail Loans
Auto loans	Rs.	3,300.4	Rs.	6,105.6	Rs.	711,251.8	Rs.	720,657.8
Personal loans/Credit card		5,305.5		6,467.4		830,033.9		841,806.8
Retail business banking		7,959.1		21,060.1		884,701.0		913,720.2
Commercial vehicle and construction equipment finance		6,098.3		6,086.6		448,180.3		460,365.2
Housing loans		47.6		1,678.2		382,141.1		383,866.9
Other retail		11,635.5		11,306.1		705,602.8		728,544.4
Wholesale loans		1,062.7		30,275.7		1,908,610.0		1,939,948.4

Total	Rs.	35,409.1	Rs.	82,979.7	Rs.	5,870,520.9	Rs.	5,988,909.7

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 38.3 billion.

	As of March 31, 2018
	31-90 days past due		Impaired / 91 days or more past due		Total current [1,2]		Total
	(In millions)
Retail Loans
Auto loans	Rs.	4,384.5	Rs.	8,634.5	Rs.	872,215.7	Rs.	885,234.7
Personal loans/Credit card		8,179.1		10,150.9		1,168,797.1		1,187,127.1
Retail business banking		10,522.0		25,547.2		1,269,150.6		1,305,219.8
Commercial vehicle and construction equipment finance		7,324.9		6,968.1		581,520.6		595,813.6
Housing loans		25.9		1,899.5		360,792.7		362,718.1
Other retail		8,716.0		22,704.3		845,831.0		877,251.3
Wholesale loans		308.6		32,812.8		2,129,693.0		2,162,814.4

Total	Rs.	39,461.0	Rs.	108,717.3	Rs.	7,228,000.7	Rs.	7,376,179.0

Total	US$	606.1	US$	1,669.8	US$	111,012.1	US$	113,288.0

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 31.5 billion.

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

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2017 and as of March 31, 2018 is given below.

	As of March 31, 2017
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	714,552.2	Rs.	835,339.4	Rs.	892,660.1	Rs.	454,278.6	Rs.	382,188.7	Rs.	717,238.3	Rs.	3,996,257.3
Impaired		6,105.6		6,467.4		21,060.1		6,086.6		1,678.2		11,306.1		52,704.0

Total	Rs.	720,657.8	Rs.	841,806.8	Rs.	913,720.2	Rs.	460,365.2	Rs.	383,866.9	Rs.	728,544.4	Rs.	4,048,961.3

	As of March 31, 2018
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	876,600.2	Rs.	1,176,976.2	Rs.	1,279,672.6	Rs.	588,845.5	Rs.	360,818.6	Rs.	854,547.0	Rs.	5,137,460.1
Impaired		8,634.5		10,150.9		25,547.2		6,968.1		1,899.5		22,704.3		75,904.5

Total	Rs.	885,234.7	Rs.	1,187,127.1	Rs.	1,305,219.8	Rs.	595,813.6	Rs.	362,718.1	Rs.	877,251.3	Rs.	5,213,364.6

Total	US$	13,596.0	US$	18,232.6	US$	20,046.4	US$	9,150.9	US$	5,570.9	US$	13,473.4	US$	80,070.2

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

	As of March 31,
	2017		2018		2018
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	1,893,736.5	Rs.	2,116,499.3	US$	32,506.5
Labeled		15,936.2		13,502.3		207.4
Impaired		30,275.7		32,812.8		503.9

Total	Rs.	1,939,948.4	Rs.	2,162,814.4	US$	33,217.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2017 and March 31, 2018.

	As of March 31, 2017
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	6,105.6	Rs.	6,105.6	Rs.	2,792.9	Rs.	5,300.1	Rs.	6,105.6
Personal loans/Credit card		6,467.4		6,467.4		4,040.0		5,454.5		6,467.4
Retail business banking		21,060.1		21,060.1		15,278.4		18,273.1		21,060.1
Commercial vehicle and construction equipment finance		6,086.6		6,086.6		4,398.5		5,618.7		6,086.6
Housing loans		1,678.2		1,678.2		739.3		1,373.4		1,678.2
Other retail		11,306.1		11,306.1		6,767.5		9,043.9		11,306.1
Wholesale loans		30,275.7		30,275.7		11,713.5		22,917.7		30,275.7

Total	Rs.	82,979.7	Rs.	82,979.7	Rs.	45,730.1	Rs.	67,981.4	Rs.	82,979.7

	As of March 31, 2018
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	8,634.5	Rs.	8,634.5	Rs.	3,682.2	Rs.	7,370.1	Rs.	8,634.5
Personal loans/Credit card		10,150.9		10,150.9		6,182.6		8,309.2		10,150.9
Retail business banking		25,547.2		25,547.2		18,709.4		23,303.7		25,547.2
Commercial vehicle and construction equipment finance		6,968.1		6,968.1		4,806.1		6,527.4		6,968.1
Housing loans		1,899.5		1,899.5		974.4		1,788.9		1,899.5
Other retail		22,704.3		22,704.3		12,922.8		17,005.2		22,704.3
Wholesale loans		32,812.8		32,812.8		15,323.0		31,544.3		32,812.8

Total	Rs.	108,717.3	Rs.	108,717.3	Rs.	62,600.5	Rs.	95,848.8	Rs.	108,717.3

Total	US$	1,669.8	US$	1,669.8	US$	961.5	US$	1,472.1	US$	1,669.8

Impaired loans by industry as of March 31, 2017 and March 31, 2018 are as follows:

	As of March 31, 2017
	(In millions)
Gross impaired loans by industry:
—Wholesale Trade- Non Industrial*	Rs.	15,722.9
—Consumer Loans		10,760.3
—Iron & Steel		4,499.4
—Agriculture Production—Food		4,217.1
—Others (none greater than 5% of impaired loans)		47,780.0

Total	Rs.	82,979.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2018
	(In millions)
Gross impaired loans by industry:
—Wholesale Trade- Non Industrial*	Rs.	15,239.0	US$	234.1
—Consumer Loans		15,236.4		234.0
—Agriculture Production—Food		12,227.0		187.8
—Food and Beverage		7,007.4		107.6
—Retail Trade		6,279.0		96.4
—Agri-Allied		6,184.0		95.0
—Others (none greater than 5% of impaired loans)		46,544.5		714.9

Total	Rs.	108,717.3	US$	1,669.8

*	Refer note 12 Concentrations of credit risk

Summary information relating to impaired loans during the year ended March 31, 2016, March 31, 2017 and March 31, 2018 is as follows:

	Fiscal Year ended March 31,
	2016		2017		2018		2018
	(In millions)
Average impaired loans, net of allowance	Rs.	18,295.2	Rs.	29,612.1	Rs.	41,683.2	US$	640.2
Interest income recognized on impaired loans	Rs.	2,848.5	Rs.	3,472.7	Rs.	7,433.7	US$	114.2

Allowance for credit losses as of March 31, 2016 are as follows:

	As of March 31, 2016
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	1,226.0	Rs.	1,634.0	Rs.	7,105.6	Rs.	3,630.6	Rs.	127.4	Rs.	2,901.6	Rs.	8,083.8	Rs.	19,376.7	Rs.	3,248.4	Rs.	47,334.1
Write-offs		(3,581.4)		(8,296.6)		(686.1)		(3,065.1)		(29.0)		(1,818.4)		(2,742.0)						(20,218.6)
Net allowance for credit losses*		4,456.5		9,301.2		4,198.0		3,311.2		312.0		2,867.2		2,071.6		3,171.9		555.0		30,244.6
Allowance for credit losses, end of the period	Rs.	2,101.1	Rs.	2,638.6	Rs.	10,617.5	Rs.	3,876.7	Rs.	410.4	Rs.	3,950.4	Rs.	7,413.4	Rs.	22,548.6	Rs.	3,803.4	Rs.	57,360.1

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	7,413.4	Rs.	—	Rs.	—	Rs.	7,413.4
Allowance collectively evaluated for impairment		2,101.1		2,638.6		10,617.5		3,876.7		410.4		3,950.4		—		22,548.6		3,803.4		49,946.7
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		15,559.7		—		—		15,559.7
Loans collectively evaluated for impairment		4,494.5		4,441.6		15,486.0		5,150.7		1,068.6		6,781.6		—		3,421,142.7		1,518,709.0		4,977,274.7

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 8,713.3 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2017 are as follows:

	As of March 31, 2017
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	2,101.1	Rs.	2,638.6	Rs.	10,617.5	Rs.	3,876.7	Rs.	410.4	Rs.	3,950.4	Rs.	7,413.4	Rs.	22,548.6	Rs.	3,803.4	Rs.	57,360.1
Write-offs		(5,155.0)		(11,639.3)		(1,453.4)		(3,227.4)		(32.9)		(2,793.5)		(2,261.7)		—		—		(26,563.2)
Net allowance for credit losses*		5,846.8		13,040.7		6,114.3		3,749.2		361.8		5,610.6		6,561.8		5,562.0		852.8		47,700.0
Allowance for credit losses, end of the period	Rs.	2,792.9	Rs.	4,040.0	Rs.	15,278.4	Rs.	4,398.5	Rs.	739.3	Rs.	6,767.5	Rs.	11,713.5	Rs.	28,110.6	Rs.	4,656.2	Rs.	78,496.9

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	11,713.5	Rs.	—	Rs.	—	Rs.	11,713.5
Allowance collectively evaluated for impairment		2,792.9		4,040.0		15,278.4		4,398.5		739.3		6,767.5		—		28,110.6		4,656.2		66,783.4
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		30,275.7		—		—		30,275.7
Loans collectively evaluated for impairment		6,105.6		6,467.4		21,060.1		6,086.6		1,678.2		11,306.1		—		3,996,257.3		1,909,672.7		5,958,634.0

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 9,748.6 million

Allowance for credit losses as of March 31, 2018 are as follows:

	As of March 31, 2018
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	2,792.9	Rs.	4,040.0	Rs.	15,278.4	Rs.	4,398.5	Rs.	739.3	Rs.	6,767.5	Rs.	11,713.5	Rs.	28,110.6	Rs.	4,656.2	Rs.	78,496.9	US$	1,205.6
Write-offs		(6,826.4)		(16,714.3)		(5,730.0)		(3,644.0)		(61.5)		(4,557.4)		(444.7)		—		—		(37,978.3)		(583.3)
Net allowance for credit losses*		7,715.7		18,856.9		9,161.0		4,051.6		296.6		10,712.7		4,054.2		14,036.8		3,103.1		71,988.6		1,105.7
Allowance for credit losses, end of the period	Rs.	3,682.2	Rs.	6,182.6	Rs.	18,709.4	Rs.	4,806.1	Rs.	974.4	Rs.	12,922.8	Rs.	15,323.0	Rs.	42,147.4	Rs.	7,759.3	Rs.	112,507.2	US$	1,728.0

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	15,323.0	Rs.	—	Rs.	—	Rs.	15,323.0	US$	235.3
Allowance collectively evaluated for impairment		3,682.2		6,182.6		18,709.4		4,806.1		974.4		12,922.8		—		42,147.4		7,759.3		97,184.2		1,492.7
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		32,812.8		—		—		32,812.8		504.0
Loans collectively evaluated for impairment		8,634.5		10,150.9		25,547.2		6,968.1		1,899.5		22,704.3		—		5,137,460.1		2,130,001.6		7,343,366.2		112,784.0

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 12,590.8 million (US$ 193.4 million)

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

The following table summarizes the Bank’s TDR modifications during the year ended March 31, 2017 and March 31, 2018 presented by primary modification type and includes the financial effects of these modifications.

	Fiscal year ended March 31, 2017
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail Loans
Retail business banking	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		12,747.5		—		—		12,747.5		—		1,278.4

Total (4)	Rs.	12,747.5	Rs.	—	Rs.	—	Rs.	12,747.5	Rs.	—	Rs.	1,278.4

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2017 comprised of one case.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal year ended March 31, 2018
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
(In millions)

Retail Loans
Retail business banking	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		—		—		—		—		—		—

Total (4)	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—

Total (4)	US$	—	US$	—	US$	—	US$	—	US$	—	US$	—

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2018 comprised of nil case.

The table below summarizes TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

As of March 31, 2018
recorded investments
(In millions)
Retail loans
Retail business banking	Rs.	—
Commercial vehicle and construction equipment finance		—
Wholesale loans		—

Total	Rs.	—

Total	US$	—

Interest on loans by facility are as follows:

	Fiscal years ended March 31,
	2016	2017	2018	2018
	(In millions)
Wholesale loans	Rs. 116,589.2	Rs. 134,543.1	Rs. 152,124.6	US$	2,336.4
Retail loans	354,229.3	418,143.7	515,334.1		7,914.8

Total	Rs. 470,818.5	Rs. 552,686.8	Rs. 667,458.7	US$	10,251.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Sales/transfer of receivables

The following table summarizes the cash flows received during the years ended March 31, 2016, March 31, 2017 and March 31, 2018 from customers and paid to SPEs/transferees on securitized/ transferred performing loans:

	Fiscal years ended March 31,
	2016		2017		2018		2018
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	664.3	Rs.	471.1	Rs.	303.9	US$	4.7
Payments made		608.7		444.7		301.8		4.6
Cash flows on retained interests	Rs.	55.7	Rs.	26.6	Rs.	3.8	US$	0.1

Other key disclosures are as follows:

	As of March 31,
	2017		2018		2018
	(In millions)
Transferred receivables with continuing involvement	Rs.	793.8	Rs.	575.4	US$	8.8
Delinquencies		205.7		230.7		3.5
Credit losses		183.0		212.3		3.3
Retained interest in sold receivables		32.7		22.8		0.4

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2017 and March 31, 2018 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2017		2018		2018
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	3.4	Rs.	2.4	US$	—
Impact of 20% adverse change		6.4		4.6		0.1
Expected credit losses:
Impact of 10% adverse change		4.1		3.1		—
Impact of 20% adverse change		8.1		6.2		0.1

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

In the case of wholesale loans while the Bank generally lends on a cash-flow basis, it also requires collateral which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities) from a large number of the Bank’s borrowers. The Bank’s retail loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, the Bank would, as applicable, liquidate collateral and/or set off accounts. The maximum estimated loss that would be incurred under severe, hypothetical circumstances, for which the Bank believes the possibility is extremely remote, such as where the value of the Bank’s interests and any associated collateral declines to zero, without any consideration of recovery or offset is determined as the carrying values of the instruments as given in the below table.

The Bank’s portfolio of loans, credit substitute securities and non-funded exposure is broadly diversified along industry and product lines, and as of March 31, 2017 and March 31, 2018 the exposures are as set forth below. From fiscal 2017, Agriculture and allied activities is classified under Agriculture Production - Food, Agriculture Production – Non food , Agriculture – Allied, and Animal Husbandry, respectively. Services are classified under Business Services, and Consumer Services, respectively, and Wholesale Trade is classified under Wholesale Trade - non consumer goods (now named as Wholesale Trade – industrial), and Wholesale Trade-consumer goods (now named as Wholesale Trade – non industrial), respectively. Credit Card receivables and Housing Loans hitherto classified under retail loans are classified under Consumer Loans from fiscal 2017. From fiscal 2018, Agri produce trade is added by classifying certain sub segments from Wholesale Trade - industrial, Wholesale Trade-non industrial and Retail trade.

	As of March 31, 2017
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	1,526,978.2	Rs.	—	Rs.	0.2	Rs.	1,526,978.4	21.0%
NBFC/Financial Intermediaries		180,220.7		158,378.6		5,211.1		343,810.4	4.7
Retail trade		320,876.9		2,941.7		9,952.3		333,770.9	4.6
Automobile & Auto Ancillary		240,301.6		31,661.9		24,816.3		296,779.8	4.1
Agriculture Production — Food		282,673.8		2,075.0		458.3		285,207.1	3.9
Consumer Services		260,053.9		4,500.5		20,152.1		284,706.5	3.9
Wholesale Trade- Non Industrial		232,111.9		5,190.8		20,611.1		257,913.8	3.6
Road Transportation		241,771.3		—		4,104.8		245,876.1	3.4
Wholesale Trade - Industrial		166,940.1		3,144.3		34,878.0		204,962.4	2.8
Agriculture Production — Non Food		202,350.3		—		1.5		202,351.8	2.8
Food & Beverage		166,494.3		12,354.5		12,309.0		191,157.8	2.6
Real Estate & Property Services		168,660.4		1,585.4		20,566.5		190,812.3	2.6
Engineering		110,827.8		4,900.7		74,511.2		190,239.7	2.6
Coal & Petroleum Products		48,513.8		2,136.8		123,490.2		174,140.8	2.4
Power		125,213.0		20,395.7		24,455.8		170,064.5	2.3
Business Services		159,666.1		1,786.1		6,561.8		168,014.0	2.3
Banks and Financial Institutions		40,763.1		3,402.7		122,099.8		166,265.6	2.3
Telecom		108,104.6		21,406.2		20,134.3		149,645.1	2.1
Others (none greater than 2%)		1,406,387.9		143,679.7		343,910.8		1,893,978.4	26.0

Total	Rs.	5,988,909.7	Rs.	419,540.6	Rs.	868,225.1	Rs.	7,276,675.4	100.0%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2018
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	1,948,328.2	Rs.	—	Rs.	665.4	Rs.	1,948,993.6	US$	29,933.9	22.7%
Retail trade		385,217.8		1,181.4		13,091.9		399,491.1		6,135.6	4.6
NBFC/Financial Intermediaries		231,249.9		110,494.4		6,888.5		348,632.8		5,354.5	4.1
Automobile & Auto Ancillary		299,680.3		13,105.7		30,876.7		343,662.7		5,278.2	4.0
Consumer Services		308,333.2		3,461.5		14,077.5		325,872.2		5,004.9	3.8
Agriculture Production — Food		318,643.5		497.9		614.9		319,756.3		4,911.0	3.7
Road Transportation		310,740.7		—		5,247.2		315,987.9		4,853.1	3.7
Real Estate & Property Services		233,700.5		1,982.5		27,280.7		262,963.7		4,038.8	3.1
Engineering		133,216.6		2,470.7		99,933.4		235,620.7		3,618.8	2.7
Power		159,239.8		34,738.6		36,017.7		229,996.1		3,532.4	2.7
Food & Beverage		210,780.7		586.8		14,210.0		225,577.5		3,464.6	2.6
Business Services		207,868.8		946.6		7,738.7		216,554.1		3,326.0	2.5
Agriculture Production — Non Food		199,451.2		—		9.0		199,460.2		3,063.4	2.3
Wholesale Trade — Non Industrial		180,841.8		2,239.4		11,945.7		195,026.9		2,995.3	2.3
Wholesale Trade — Industrial		167,253.4		103.9		27,470.1		194,827.4		2,992.3	2.3
Textiles & Garments		159,873.4		4,602.7		20,496.0		184,972.1		2,840.9	2.2
Infrastructure Development		109,841.9		9,762.5		55,773.0		175,377.4		2,693.6	2.0
Telecom		125,842.1		21,629.8		27,802.9		175,274.8		2,692.0	2.0
Iron & Steel		135,431.1		2,583.1		36,184.6		174,198.8		2,675.5	2.0
Housing Finance Companies		110,961.6		60,818.6		585.2		172,365.4		2,647.3	2.0
Others (none greater than 2%)		1,439,682.5		52,825.4		460,885.5		1,953,393.4		30,001.5	22.7

Total	Rs.	7,376,179.0	Rs.	324,031.5	Rs.	897,794.6	Rs.	8,598,005.1	US$	132,053.6	100.0%

The Bank’s ten largest exposures as of March 31, 2017 and March 31, 2018, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2017
	Funded Exposure	Non-Funded Exposure	Total Exposure
		(In millions)
Borrower 1	Rs.19,561.0	Rs.87,324.0	Rs.106,885.0
Borrower 2	54,388.2	19,055.1	73,443.3
Borrower 3	65,000.0	40.1	65,040.1
Borrower 4	33,472.8	28,647.0	62,119.8
Borrower 5	45,790.0	12,808.7	58,598.7
Borrower 6	50,000.0	—	50,000.0
Borrower 7	40,000.0	—	40,000.0
Borrower 8	19,071.8	20,926.2	39,998.0
Borrower 9	34,744.2	1,240.0	35,984.2
Borrower 10	7,502.1	28,443.7	35,945.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2018
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	11,615.0	Rs.	79,373.2	Rs.	90,988.2	US$	1,397.5
Borrower 2		80,006.2		87.1		80,093.3		1,230.1
Borrower 3		27,567.3		48,406.0		75,973.3		1,166.8
Borrower 4		59,631.9		13,790.6		73,422.5		1,127.7
Borrower 5		70,012.7		—		70,012.7		1,075.3
Borrower 6		34,673.6		22,396.4		57,070.0		876.5
Borrower 7		13,054.6		43,324.0		56,378.6		865.9
Borrower 8		6,001.5		48,749.4		54,750.9		840.9
Borrower 9		44,367.1		3,300.0		47,667.1		732.1
Borrower 10		45,000.0		—		45,000.0		691.1

13. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2017	2018	2018
	(In millions)
Land and premises	Rs.16,987.3	Rs.17,992.1	US$	276.4
Software and systems	22,004.6	24,554.4		377.1
Equipment and furniture	60,004.5	64,927.1		997.2

Property and equipment, at cost	98,996.4	107,473.6		1,650.7
Less: Accumulated depreciation	60,027.1	68,505.5		1,052.2

Property and equipment, net	Rs.38,969.3	Rs.38,968.1	US$	598.5

Depreciation and amortization charged for the years ended March 31, 2016, March 31,2017 and March 31, 2018 was Rs. 7,427.5 million, Rs. 8,876.9 million and Rs. 9,678.9 million (US$ 148.7 million), respectively.

14. Goodwill and other intangible assets

Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 1,150.9 million) for the year ended March 31, 2017 and the year ended March 31, 2018. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2017 and March 31, 2018:

	As of March 31, 2017						As of March 31, 2018
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	US$	—
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		4,414.0		—		4,414.0		4,414.0		—		—
Favorable leases		543.0		541.0		2.0		543.0		542.0		1.0		—

Total	Rs.	16,002.0	Rs.	16,000.0	Rs.	2.0	Rs.	16,002.0	Rs.	16,001.0	Rs.	1.0	US$	—

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

The aggregate amortization charged for the years ended March 31, 2016, March 31, 2017 and March 31, 2018 was Rs. 7.0 million, Rs. 3.0 million and Rs. 1.0 million, respectively.

The estimated amortization expense for intangible assets for each of the five succeeding twelve months period is given in the table below:

	As of March 31,
	2018		2018
	(In millions)
To be amortized during the twelve months ending March 31:
2019	Rs.	1.0	US$	—
2020		—		—
2021		—		—
2022		—		—
2023		—		—

15. Other assets

Other assets include the following:

	As of March 31,
	2017		2018		2018
	(In millions)
Security deposits for leased property	Rs.	4,934.5	Rs.	5,004.1	US$	76.9
Sundry accounts receivable		19,844.2		23,216.1		356.6
Advance tax (net of provision for taxes)		16,876.6		17,988.3		276.3
Advances		3,696.3		5,510.2		84.6
Prepaid expenses		800.8		897.0		13.8
Restricted cash/securitization margin for credit enhancement and securitized transactions		5,998.6		5,815.1		89.3
Derivatives (refer to note 24)		139,217.1		50,836.3		780.8
Others		25,406.4		48,297.8		741.7

Total	Rs.	216,774.5	Rs.	157,564.9	US$	2,420.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2017 and March 31, 2018 were as follows:

	As of March 31,
	2017		2018		2018
	(In millions)
Interest-bearing:
Savings deposits	Rs.	1,935,786.3	Rs.	2,237,968.7	US$	34,372.1
Time deposits		3,341,857.7		4,455,680.6		68,433.1

Total interest-bearing deposits		5,277,644.0		6,693,649.3		102,805.2
Non-interest-bearing deposits		1,153,678.9		1,190,102.2		18,278.3

Total	Rs.	6,431,322.9	Rs.	7,883,751.5	US$	121,083.5

As of March 31, 2017 and March 31, 2018, time deposits of Rs. 2,721,768.7 million and Rs. 3,904,998.5 million, respectively, had a residual maturity of less than one year. The remaining deposits mature between one and ten years.

As of March 31, 2017 and March 31, 2018, time deposits in excess of Rs. 0.1 million aggregated Rs. 3,161,579.1 million and Rs. 4,282,026.0 million, respectively.

As of March 31, 2018, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2018
	(In millions)
Due to mature in the fiscal year ending March 31:
2019	Rs.	3,904,998.5	US$	59,975.4
2020		359,634.8		5,523.5
2021		67,797.0		1,041.3
2022		55,868.1		858.1
2023		35,338.5		542.8
Thereafter		32,043.7		492.0

Total	Rs.	4,455,680.6	US$	68,433.1

17. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2017 and March 31, 2018 comprised of the following:

	As of March 31,
	2017		2018		2018
	(In millions)
Borrowed in the call market	Rs.	21,202.2	Rs.	28,585.7	US$	439.0
Term borrowings from institutions/banks		127,400.0		391,950.0		6,019.8
Foreign currency borrowings		173,663.4		307,066.6		4,716.1
Bills rediscounted		—		51,599.4		792.6

Total	Rs.	322,265.6	Rs.	779,201.7	US$	11,967.5

Total borrowings outstanding:
Maximum amount outstanding	Rs.	566,512.5	Rs.	865,997.0	US$	13,300.5

Average amount outstanding	Rs.	331,951.7	Rs.	512,626.7	US$	7,873.2
Weighted average interest rate		3.4%		4.9%		4.9%

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Long-term debt

Long-term debt as of March 31, 2017 and March 31, 2018 comprised of the following:

	As of March 31,
	2017		2018		2018
	(In millions)
Subordinated debt	Rs.	149,020.0	Rs.	231,070.0	US$	3,548.9
Others		581,969.0		701,885.6		10,780.0
Less: Debt issuance cost		(68.3)		(49.3)		(0.7)

Total	Rs.	730,920.7	Rs.	932,906.3	US$	14,328.2

The below table presents the balance of long-term debt as of March 31, 2017 and March 31, 2018 and the related contractual rates and maturity dates:

	Years ended March 31,
	2017				2018
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Lower Tier II
Fixed rate	2018-2027	6.00% to 10.70%	Rs.	121,215.9	2019-2028	7.56% to 10.70%	Rs.	124,264.8	US$	1,908.5
Upper Tier II
Fixed rate	2018-2021	8.70% to 10.85%		27,797.7	2019-2021	8.70% to 10.85%		26,798.7		411.6
Perpetual debt	—	—		—	2023	8.85%		79,997.3		1,228.6
Others*
Variable rate—(1)	2018-2022	2.20% to 3.70%		22,013.6	2020-2022	2.68% to 3.25%		32,227.2		495.0
Variable rate—(2)	2018-2021	8.00% to 11.35%		74,677.8	2019-2023	7.64% to 10.05%		108,196.7		1,661.8
Fixed rate—(1)	2018-2027	7.07% to 10.35%		444,930.8	2019-2027	6.90% to 10.35%		561,421.6		8,622.7
Fixed rate—(2)	2018	1.62% to 4.30%		40,284.9	—	—		—		—

Total			Rs.	730,920.7			Rs.	932,906.3	US$	14,328.2

*	Variable rate (1) and fixed rate (2) represent foreign currency debt

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2018
	(In millions)
Due in the twelve months ending March 31:
2019	Rs.	172,122.8	US$	2,643.6
2020		234,215.1		3,597.2
2021		88,593.9		1,360.7
2022		33,789.7		519.0
2023		42,380.0		650.9
Thereafter		281,807.5		4,328.2

Total(1)	Rs.	852,909.0	US$	13,099.6

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 79,997.3 million (net of debt issuance cost).

During the year ended March 31, 2018 the Bank issued subordinated debt, under RBI regulatory guidelines, qualifying for Lower Tier II capital amounting to Rs. 20,000 million (previous period nil) and qualifying for Upper Tier II capital amounting to Rs. 80,000 million (previous period nil). During the year ended March 31, 2018 the Bank also raised other long-term debt amounting to Rs. 325,517.1 million (previous period Rs. 335,048.9 million).

As of March 31, 2017 and March 31, 2018, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 62,353.1 million and Rs. 32,260.9 million, respectively, and functional currency borrowings aggregating to Rs. 519,615.9 million and Rs. 669,624.7 million, respectively.

19. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2017		2018		2018
	(In millions)
Bills payable	Rs.	166,670.9	Rs.	82,217.8	US$	1,262.8
Remittances in transit		73,262.4		35,308.9		542.3
Accrued expenses		33,715.2		52,643.5		808.5
Accounts payable		47,871.4		106,510.1		1,635.8
Derivatives (refer to note 24)		145,060.5		56,124.7		862.0
Others		43,502.2		58,636.6		900.6

Total	Rs.	510,082.6	Rs.	391,441.6	US$	6,012.0

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2017 and March 31, 2018 was Rs. 251.4 million and Rs. 351.2 million (US$ 5.4 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after tax for the years ended March 31, 2017 and March 31, 2018.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2016	Rs.	10,707.6	Rs.	807.7	Rs.	11,515.3
Net unrealized gain/(loss) arising during the period		17,910.7		(209.2)		17,701.5
Amounts reclassified to income		(3,185.2)		—		(3,185.2)

Balance, March 31, 2017	Rs.	25,433.1	Rs.	598.5	Rs.	26,031.6

Balance, March 31, 2017	Rs.	25,433.1	Rs.	598.5	Rs.	26,031.6
Net unrealized gain/(loss) arising during the period		(21,445.3)		72.1		(21,373.2)
Amounts reclassified to income		(8,455.1)		—		(8,455.1)

Balance, March 31, 2018	Rs.	(4,467.3)	Rs.	670.6	Rs.	(3,796.7)

Balance, March 31, 2018	US$	(68.6)	US$	10.3	US$	(58.3)

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related tax effect for period ended March 31, 2017 and March 31, 2018.

	As of March 31,
	2017		2018		2018
	(In millions)
Available for sale securities:

Realized (gain)/loss on sales of available for sale securities, net	Rs.	(4,884.3)	Rs.	(13,145.7)	US$	(201.9)
Other than temporary impairment losses on available for sale securities		13.4		149.1		2.3

Total before tax	Rs.	(4,870.9)	Rs.	(12,996.6)	US$	(199.6)
Income tax		1,685.7		4,541.5		69.7

Net of tax	Rs.	(3,185.2)	Rs.	(8,455.1)	US$	(129.9)

21. Income taxes

Income tax expense is comprised of the following:

	Years ended March 31,
	2016		2017		2018		2018
	(In millions)
Current tax expense	Rs.	68,947.3	Rs.	84,273.5	Rs.	108,676.0	US$	1,669.1
Deferred tax (benefit) expense		(1,410.4)		(5,048.6)		(10,403.5)		(159.8)

Income tax expense	Rs.	67,536.9	Rs.	79,224.9	Rs.	98,272.5	US$	1,509.3

Income before income tax expense and income tax expense are substantially all from India

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is the reconciliation of income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Years ended March 31,
	2016		2017		2018		2018
	(In millions)
Income before income tax expense	Rs.	185,586.8	Rs.	219,965.5	Rs.	277,106.4	US$	4,255.9
Statutory income tax rate		34.61%		34.61%		34.61%		34.61%
Expected income tax expense		64,227.9		76,125.7		95,901.0		1,473.0
Adjustments to reconcile expected income tax to actual tax expense

Nondeductible stock-based compensation		4,358.5		2,839.0		2,282.3		35.1
Income exempt from taxes		(1,140.5)		(997.2)		(524.8)		(8.1)
Effect of change in statutory tax rate		(274.3)		—		(209.2)		(3.2)
Other, net		365.3		1,257.4		823.2		12.5

Income tax expense	Rs.	67,536.9	Rs.	79,224.9	Rs.	98,272.5	US$	1,509.3

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2017		2018		2018
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	19,491.1	Rs.	30,732.5	US$	472.0
Unrealized loss on securities available for sale		—		2,491.2		38.3
Investments, others		265.2		—		—
Derivatives		633.2		309.8		4.8
Employee benefits		1,666.7		1,905.5		29.3
Others		3,453.0		4,718.5		72.4

Deferred tax asset		25,509.2		40,157.5		616.8

Taxable temporary differences:
Property and equipment		1,196.1		434.0		6.7
Loan origination cost		2,883.5		4,957.9		76.1
Investments, others		—		479.2		7.4
Unrealized gain on securities available for sale		13,367.7		—		—
Intangible assets		0.7		0.3		—

Deferred tax liability		17,448.0		5,871.4		90.2

Net deferred tax asset (liability)	Rs.	8,061.2	Rs.	34,286.1	US$	526.6

Management believes that the realization of the recognized deferred tax assets is more likely than not and the realization is predominantly based on expectations as to future pretax income.

The total unrecognized tax benefit as on March 31, 2017 and March 31, 2018 is Rs. 648.3 million and Rs. 648.3 million, respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax authorities) is pending from fiscal 2015 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Year ended March 31,
	2017		2018		2018
	(In millions)
Opening balance	Rs.	648.3	Rs.	648.3	US$	10.0
Increase/(decrease) related to prior year tax positions		—		—		—

Closing balance	Rs.	648.3	Rs.	648.3	US$	10.0

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs. 648.3 million as of March 31, 2018 and thereby would affect the Bank’s effective tax rate.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

The Bank’s policy is to include interest and penalties related to unrecognized tax benefits within income taxes.

22. Stock-based compensation

The stock-based compensation plans of the Bank are as follows.

Employees Stock Option Scheme(ESOP):

The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D”, in June 2010 Plan “E”, in June 2013 Plan “F”, in July 2016 Plan “G” of the Employees’ Stock Option Scheme (the “Plan”). The Bank reserved 50.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D” the Bank reserved 75.0 million equity shares with an aggregate nominal value of Rs.150.0 million. The Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 200.0 million, for issuance under each Plan “E”, “F” and “G”. Under the terms of each of these Plans, the Bank may issue stock options to employees and directors of the Bank, each of which is convertible into one equity share.

Plan A provides for the issuance of options at the recommendation of the Nomination and Remuneration Committee of the Board (the “NRC”) at an average of the daily closing prices on the BSE Limited during the 60 days preceding the date of grant of options, which was the minimum prescribed option price under regulations then issued by the Securities and Exchange Board of India (“SEBI”). Presently, there are no stock options issued and outstanding under Plan A.

Plan B, Plan C, Plan D, Plan E, Plan F and Plan G provide for the issuance of options at the recommendation of the NRC at the closing price on the working day immediately preceding the date when options are granted. For Plan B the price is that quoted on an Indian stock exchange with the highest trading volume during the preceding two weeks, while for Plan C, Plan D, Plan E, Plan F and Plan G, the price is that quoted on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant. Presently, there are no stock options issued and outstanding under Plan B and Plan G.

Such options vest at the discretion of the NRC. These options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of five years, as set forth at the time of the grant. Modifications, if any, made to the terms and conditions of these Plans as approved by the NRC are disclosed separately.

On August 8, 2015, the NRC approved, under plan F, the grant of 44,833,200 options (Scheme XXV) to the employees of the Bank. On October 20, 2015, the NRC approved the grant of 3,000 options (Scheme XXVI) to an employee of the Bank. On April 4, 2017 and April 21, 2017, the NRC approved, under plan F, the grant of 16,865,850 options (Scheme XXVII) and the grant of 16,200 options (Scheme XXVIII), respectively, to the employees of the Bank.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Modification of employee stock option schemes

During the period ended March 31, 2016, March 31, 2017 and March 31, 2018, there were no modifications to employee stock option schemes.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2016	2017	2018
Dividend yield	0.73%	—	0.65%-0.66%
Expected volatility	23.29%-26.46%	—	19.94%-21.65%
Risk-free interest rate	7.71%-8.07%	—	6.73%-7.20%
Expected term (in years)	4.21-5.66	—	4.66-6.06

The Bank recognizes compensation expense related to stock and option awards over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted years ending March 31,
	2016	2017	2018
Options available to be granted, beginning of period*	72,847,350	31,534,850	133,673,650
Equity shares allocated for grant under the plan	—	100,000,000	—
Options granted	(44,836,200)	—	(16,882,050)
Forfeited/lapsed*	3,523,700	2,138,800	1,050,000

Options available to be granted, end of period	31,534,850	133,673,650	117,841,600

*	Does not include options exchanged on acquisition of CBoP since these options on forfeiture/ lapse are not available for re-issue.

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2016			2017			2018
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	109,033,000	Rs.	683.16	128,654,300	Rs.	840.19	92,156,300	Rs.	904.97
Granted	44,836,200		1,092.65	—		—	16,882,050		1,433.23
Exercised	(21,691,200)		563.78	(34,359,200)		658.20	(32,544,550)		837.59
Forfeited	(3,466,800)		900.81	(1,992,500)		981.44	(986,800)		1,055.59
Lapsed	(56,900)		546.78	(146,300)		857.61	(63,200)		963.45

Options outstanding, end of period	128,654,300	Rs.	840.19	92,156,300	Rs.	904.97	75,443,800	Rs.	1,050.22

Options exercisable, end of period	49,681,000	Rs.	661.84	56,314,000	Rs.	835.06	46,810,250	Rs.	901.44
Weighted average fair value of options granted during the year		Rs.	377.69		Rs.	—		Rs.	464.17

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about stock options outstanding as of March 31, 2018:

		As of March 31, 2018
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.680.00 to Rs.835.50 (or US$ 10.44 to US$ 12.83)	3,261,500	1.32	685.72
Plan D	Rs.680.00 (or US$ 10.44)	1,635,700	1.43	680.00
Plan E	Rs.680.00 (or US$ 10.44)	6,224,900	1.51	680.00
Plan F	Rs.835.50 to Rs. 1,462.15 (or US$ 12.83 to US$ 22.46)	64,321,700	3.59	1,113.95

The intrinsic value, of options exercised during the year ended March 31, 2016, March 31, 2017 and March 31, 2018 at grant date was Rs. 66.7 million, Rs. 140.7 million and Rs. 28.8 million, respectively, and at exercise date was Rs. 11,005.5 million, Rs. 26,951.4 million and Rs. 34,123.2 million, respectively. The aggregate intrinsic value as of grant date and as at March 31, 2018 attributable to options which are outstanding as on March 31, 2018 was Rs. 0.6 million (previous year Rs. 28.9 million) and Rs. 63,062.0 million (previous year Rs. 49,546.3 million), respectively. The aggregate intrinsic value as at grant date and as at March 31, 2018 attributable to options exercisable as on March 31, 2018 was nil (previous year Rs. 28.9 million) and was Rs. 46,092.3 million (previous year Rs. 34,213.2 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 12,593.8 million, Rs. 8,203.2 million and Rs. 6,594.6 million during the years ended March 31, 2016, March 31, 2017 and March 31, 2018, respectively. There is no tax benefit recognized associated with share-based compensation expense. As of March 31, 2018, there were 28,633,550 (previous year 35,842,300) unvested options with weighted average exercise price of Rs. 1,293.5 (previous year Rs. 1,014.8) and aggregate intrinsic value at grant date and as at March 31, 2018, was Rs. 0.6 million (previous year nil) and was Rs.16,969.6 million (previous year Rs. 15,333.0 million), respectively. As at March 31, 2018, the total estimated compensation cost to be recognized in future periods was Rs.4,168.8 million (previous year Rs. 3,333.8 million). This is expected to be recognized over a weighted average period of 0.62 years.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2017 and March 31, 2018:

	As of March 31,
	2017		2018		2018
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	3,590.6	Rs.	5,225.6	US$	80.3
Service cost		860.6		741.0		11.4
Interest cost		454.6		392.2		6.0
Actuarial(gains)/ losses		774.5		97.8		1.5
Benefits paid		(454.7)		(481.1)		(7.4)

Projected benefit obligation, end of the period		5,225.6		5,975.5		91.8

Change in plan assets:
Fair value of plan assets, beginning of the period		2,879.3		3,902.2		59.9
Expected return on plan assets		389.7		297.4		4.6
Actuarial gains/(losses)		486.9		12.7		0.2

Actual return on plan assets		876.6		310.1		4.8
Employer contributions		601.0		842.2		12.9
Benefits paid		(454.7)		(481.1)		(7.4)

Fair value of plan assets, end of the period		3,902.2		4,573.4		70.2

Funded Status	Rs.	(1,323.4)	Rs.	(1,402.1)	US$	(21.6)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 1,068.0 million. The accumulated benefit obligation as of March 31, 2017 and March 31, 2018 was Rs. 2,949.5 million and Rs. 3,363.1 million, respectively. The vested accumulated benefit obligation as on March 31, 2017 and March 31, 2018 was Rs. 2,600.5 million and Rs. 3,032.9 million, respectively.

Net gratuity cost for the years ended March 31, 2016, March 31, 2017 and March 31, 2018 was comprised of the following components:

	Fiscal years ended March 31,
	2016		2017		2018		2018
	(In millions)
Service cost	Rs.	513.3	Rs.	860.6	Rs.	741.0	US$	11.4
Interest cost		256.1		454.6		392.2		6.0
Expected return on plan assets		(212.3)		(389.7)		(297.4)		(4.6)
Actuarial (gains)/losses		95.2		287.6		85.1		1.3

Net gratuity cost	Rs.	652.3	Rs.	1,213.1	Rs.	920.9	US$	14.1

The assumptions used in accounting for the gratuity plan are set out below:

	Fiscal years ended March 31,
	2016	2017	2018
	(% per annum)
Discount rate*	8.6	6.8- 8.1	7.4-8.0
Rate of increase in compensation levels of covered employees	8.0	5.0-12.0	5.0-11.0
Rate of return on plan assets	8.0	7.0-7.6	7.0-8.0

Mortality rates used are based on the published “Indian Assured Lives Mortality (2006-2008) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2019	Rs.	782.7
2020		567.5
2021		473.2
2022		423.4
2023		398.4
2024 - 2028		1,516.6

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2018.

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2018, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2018
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	76.9%	18.0%	34.2%
Debenture and bonds	17.3%	28.5%	48.9%
Equity securities	5.5%	51.6%	—
Other	0.3%	1.9%	16.9%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2018 are provided separately.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2017 and March 31, 2018:

	As of March 31,
	2017		2018		2018
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	696.8	Rs.	722.2	US$	11.1
Service cost		12.9		7.6		0.1
Interest cost		53.4		57.9		0.9
Actuarial (gains)/losses		25.3		22.6		0.3
Benefits paid		(66.2)		(87.5)		(1.3)

Projected benefit obligation, end of the period		722.2		722.8		11.1

Change in plan assets:
Fair value of plan assets, beginning of the period		383.8		361.6		5.6
Expected return on plan assets		26.1		23.6		0.4
Actuarial gains/(losses)		7.6		5.9		0.1

Actual return on plan assets		33.7		29.5		0.5
Employer contributions		10.3		9.4		0.1
Benefits paid		(66.2)		(87.5)		(1.3)

Fair value of plan assets, end of the period		361.6		313.0		4.9

Funded Status	Rs.	(360.6)	Rs.	(409.8)	US$	(6.2)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 126.9 million. The accumulated benefit obligation as of March 31, 2017 and March 31, 2018 was Rs. 467.1 million and Rs. 502.1 million, respectively. The vested accumulated benefit obligation as of March 31, 2017 and March 31, 2018 was Rs. 441.8 million and Rs. 473.7 million, respectively.

Net pension cost for the year ended March 31, 2016, March 31, 2017 and March 31, 2018 was comprised of the following components:

	As of March 31,
	2016		2017		2018		2018
	(In millions)
Service cost	Rs.	9.9	Rs.	12.9	Rs.	7.6	US$	0.1
Interest cost		44.9		53.4		57.9		0.9
Expected return on plan assets		(32.1)		(26.1)		(23.6)		(0.4)
Actuarial (gains)/losses		155.1		17.7		16.7		0.2

Net pension cost	Rs.	177.8	Rs.	57.9	Rs.	58.6	US$	0.8

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2016	2017	2018
	(% per annum)
Discount rate*	8.6	8.1	8.0
Rate of increase in compensation levels of covered employees	8.0	8.0	8.0
Rate of return on plan assets	8.0	7.0	7.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2006-2008) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2019	Rs.	105.1
2020		94.2
2021		62.1
2022		25.6
2023		41.3
2024-2028		109.2

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2018.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2018 is as follows:

Asset category	Funds managed by trust
Government securities	5.9%
Debenture and bonds	78.9%
Other	15.2%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 32 – Fair value measurements.

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2017 and March 31, 2018 are summarized in the table below.

	As of March 31, 2017						As of March 31, 2018
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	457.7	Rs.	—	Rs.	—	Rs.	519.9
Funds managed by insurance company (2)		—		3,186.0		—		—		3,797.4		—
Funds managed by trust
— Government securities		—		114.7		—		—		106.0		—
— Debenture and bonds		—		444.2		—		—		372.4		—
— Others		61.2		—		—		90.7		—		—

Total	Rs.	61.2	Rs.	3,744.9	Rs.	457.7	Rs.	90.7	Rs.	4,275.8	Rs.	519.9

							US$	1.4	US$	65.7	US$	8.0

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2017 and 2018.

	Funds managed by Insurance companies as of March 31,
	2017		2018		2018
	(In millions)
Particulars
Opening balance	Rs.	431.2	Rs.	457.7	US$	7.0
Realized interest credited to fund		47.8		40.6		0.6
Contribution during the period		124.4		93.2		1.4
Amount paid towards claim		(145.7)		(71.6)		(1.0)

Closing balance	Rs.	457.7	Rs.	519.9	US$	8.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the insurance companies in India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 565.4 million, Rs. 786.7 million and Rs. 676.8 million to the superannuation plan for the years ended March 31, 2016, March 31, 2017 and March 31, 2018, respectively.

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 2,069.3 million, Rs. 2,920.0 million and Rs. 3,081.4 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the years ended March 31, 2016, March 31, 2017 and March 31, 2018, respectively.

Compensated absences

The Bank has provided for unutilized leave balances as on March 31, 2018 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2017 and March 31, 2018, together with the fair values on each reporting date.

	As of March 31, 2017
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	2,391,507.8	Rs.	9,099.4	Rs.	8,722.7	Rs.	376.7
Forward rate agreements		—		—		—		—
Currency options		189,005.0		2,072.5		2,066.0		6.5
Currency swaps		142,555.8		4,154.6		4,084.1		70.5
Forward exchange contracts		4,699,301.4		123,890.6		130,187.7		(6,297.1)

Total	Rs.	7,422,370.0	Rs.	139,217.1	Rs.	145,060.5	Rs.	(5,843.4)

	As of March 31, 2018
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	3,084,700.1	Rs.	10,618.3	Rs.	9,520.9	Rs.	1,097.4	US$	47,376.7	US$	16.9
Forward rate agreements		2,073.1		2.5		2.6		(0.1)		31.8		—
Currency options		234,613.3		1,863.1		2,361.6		(498.5)		3,603.3		(7.7)
Currency swaps		161,301.3		4,929.0		4,882.5		46.5		2,477.4		0.7
Forward exchange contracts		4,344,675.7		33,423.4		39,357.1		(5,933.7)		66,728.2		(91.1)

Total	Rs.	7,827,363.5	Rs.	50,836.3	Rs.	56,124.7	Rs.	(5,288.4)	US$	120,217.4	US$	(81.2)

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2016		2017		2018		2018
	(In millions)
Interest rate derivatives	Rs.	(1,063.1)	Rs.	399.3	Rs.	1,027.5	US$	15.8
Forward rate agreements		2.1		1.2		0.5		—
Currency options		413.4		677.7		(15.0)		(0.2)
Currency swaps		829.5		(2,453.4)		(1,706.9)		(26.2)
Forward exchange contracts		14,885.3		(4,363.3)		7,436.5		114.2

Total gains/(losses)	Rs.	15,067.2	Rs.	(5,738.5)	Rs.	6,742.6	US$	103.6

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

	As of March 31, 2017
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	139,217.1	Rs.	—	Rs.	139,217.1	Rs.	106,010.2	Rs.	2,911.9	Rs.	30,295.0
Securities purchased under agreements to resell		50,000.0		—		50,000.0		—		50,000.0		—
Financial liabilities
Derivative liabilities	Rs.	145,060.5	Rs.	—	Rs.	145,060.5	Rs.	106,010.2	Rs.	2,772.7	Rs.	36,277.6
Securities sold under repurchase agreements		—		—		—		—		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2018
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	50,836.3	Rs.	—	Rs.	50,836.3	Rs.	34,782.9	Rs.	4,297.0	Rs.	11,756.4	US$	180.6
Securities purchased under agreements to resell		650,018.6		—		650,018.6		—		650,018.6		—
Financial liabilities
Derivative liabilities	Rs.	56,124.7	Rs.	—	Rs.	56,124.7	Rs.	34,782.9	Rs.	378.3	Rs.	20,963.5	US$	322.0
Securities sold under repurchase agreements		138,000.0		—		138,000.0		—		138,000.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case by case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 14.9 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10 the Bank has recognized a liability of Rs. 2,339.2 million and Rs. 2,825.4 million as of March 31, 2017 and March 31, 2018, respectively, in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, the Bank has recognized a liability of Rs. 977.2 million and Rs. 2,545.2 million as of March 31, 2017 and March 31, 2018, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2017		2018		2018
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	202,430.1	Rs.	237,417.3	US$	3,646.4
Performance guarantees		166,964.2		214,088.3		3,288.1
Documentary credits		359,613.7		395,452.7		6,073.6

Total	Rs.	729,008.0	Rs.	846,958.3	US$	13,008.1

Estimated fair values:
Guarantees	Rs.	(2,339.2)	Rs.	(2,825.4)	US$	(43.4)
Documentary credits		(340.2)		(406.1)		(6.2)

Total	Rs.	(2,679.4)	Rs.	(3,231.5)	US$	(49.6)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 73.2 billion and Rs. 103.9 billion as of March 31, 2017 and March 31, 2018, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 419.0 billion and Rs. 452.0 billion (US$ 6.9 billion) as of March 31, 2017 and March 31, 2018, respectively. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 2,159.0 billion and Rs. 2,738.5 billion (US$ 42.1 billion) as of March 31, 2017 and March 31, 2018, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2017 and March 31, 2018. The estimated fair value amounts as of March 31, 2017 and March 31, 2018 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

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

Derivatives

See note 24

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2017										March 31, 2018
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and cash equivalents	Rs.	430,708.6	Rs.	430,708.6	Rs.	—	Rs.	—	Rs.	430,708.6	Rs.	574,151.0	Rs.	574,151.0	Rs.	—	Rs.	—	Rs.	574,151.0	US$	8,818.2	US$	8,818.2
Term placements		131,069.5		—		130,997.9		—		130,997.9		139,875.9		—		139,818.8		—		139,818.8		2,148.3		2,147.4
Investments held for trading		35,363.7		4.8		35,358.9		—		35,363.7		167,513.9		3,652.4		163,861.5		—		167,513.9		2,572.8		2,572.8
Investments available for sale*		2,110,677.4		8,198.7		2,080,579.6		21,899.1		2,110,677.4		2,222,002.6		4,569.0		2,198,899.0		18,534.6		2,222,002.6		34,126.9		34,126.9
Securities purchased under agreements to resell		50,000.0		—		50,000.0		—		50,000.0		650,018.6		—		650,018.6		—		650,018.6		9,983.4		9,983.4
Loans		5,910,412.8		—		1,791,981.2		4,169,757.8		5,961,739.0		7,263,671.8		—		2,078,100.0		5,218,275.8		7,296,375.8		111,560.0		112,062.3
Accrued interest receivable		67,356.6		—		67,356.6		—		67,356.6		77,894.7		—		77,894.7		—		77,894.7		1,196.4		1,196.4
Other assets		190,567.3		—		189,085.7		—		189,085.7		108,370.1		—		106,771.8		—		106,771.8		1,664.4		1,639.9
Financial Liabilities :
Interest-bearing deposits		5,277,644.0		—		5,316,226.4		—		5,316,226.4		6,693,649.3		—		6,716,360.3		—		6,716,360.3		102,805.2		103,154.1
Non-interest-bearing deposits		1,153,678.9		—		1,153,678.9		—		1,153,678.9		1,190,102.2		—		1,190,102.2		—		1,190,102.2		18,278.3		18,278.3
Securities sold under repurchase agreements		—		—		—		—		—		138,000.0		—		138,000.0		—		138,000.0		2,119.5		2,119.5
Short-term borrowings		322,265.6		—		321,708.0		—		321,708.0		779,201.7		—		779,418.7		—		779,418.7		11,967.5		11,970.8
Accrued interest payable		44,487.6		—		44,487.6		—		44,487.6		65,514.4		—		65,514.4		—		65,514.4		1,006.2		1,006.2
Long-term debt		730,920.7		—		758,454.8		—		758,454.8		932,906.3		—		943,813.5		—		943,813.5		14,328.2		14,495.7
Accrued expenses and other liabilities		449,454.6		—		449,454.6		—		449,454.6		301,871.0		—		301,871.0		—		301,871.0		4,636.3		4,636.3

*	excluding investments carried at cost Rs. 708.4 million (US$10.9 million) (as at March 31, 2017, Rs. 708.2 million)

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

Summarized segment information for the years ended March 31, 2016, March 31, 2017 and March 31, 2018:

	Fiscal years ended March 31,
	2016								2017
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	143,024.7	Rs.	127,326.0	Rs.	22,010.8	Rs.	292,361.5	Rs.	188,803.6	Rs.	159,644.3	Rs.	3,347.7	Rs.	351,795.6
Net interest income/(expense) (Internal)		94,302.1		(88,187.6)		(6,114.5)		—		97,969.3		(100,757.5)		2,788.2		—
Net interest revenue		237,326.8		39,138.4		15,896.3		292,361.5		286,772.9		58,886.8		6,135.9		351,795.6
Less: Provision for credit losses		19,103.0		2,428.3		—		21,531.3		31,341.7		6,609.7		—		37,951.4

Net interest revenue, after allowance for credit losses		218,223.8		36,710.1		15,896.3		270,830.2		255,431.2		52,277.1		6,135.9		313,844.2
Non-interest revenue		85,999.6		11,630.8		(796.5)		96,833.9		95,914.4		11,090.1		3,321.6		110,326.1
Non-interest expense		(167,739.7)		(13,149.2)		(1,188.4)		(182,077.3)		(187,591.4)		(15,352.0)		(1,261.4)		(204,204.8)

Income before income tax	Rs.	136,483.7	Rs.	35,191.7	Rs.	13,911.4	Rs.	185,586.8	Rs.	163,754.2	Rs.	48,015.2	Rs.	8,196.1	Rs.	219,965.5

Income tax expense							Rs.	67,536.9							Rs.	79,224.9

Segment assets:
Segment total assets	Rs.	4,534,800.3	Rs.	2,741,500.9	Rs.	460,422.1	Rs.	7,736,723.3	Rs.	4,987,187.1	Rs.	3,346,273.0	Rs.	733,520.4	Rs.	9,066,980.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31
	2018
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	279,198.3	Rs.	120,341.3	Rs.	23,611.0	Rs.	423,150.6	US$	6,499.1
Net interest income/(expense) (Internal)		65,690.2		(48,571.1)		(17,119.1)		—		—
Net interest revenue		344,888.5		71,770.2		6,491.9		423,150.6		6,499.1
Less: Provision for credit losses		52,577.1		6,820.7		—		59,397.8		912.3

Net interest revenue, after allowance for credit losses		292,311.4		64,949.5		6,491.9		363,752.8		5,586.8
Non-interest revenue		122,582.6		12,674.1		9,350.3		144,607.0		2,221.0
Non-interest expense		(210,257.2)		(19,792.1)		(1,204.1)		(231,253.4)		(3,551.9)

Income before income tax	Rs.	204,636.8	Rs.	57,831.5	Rs.	14,638.1	Rs.	277,106.4	US$	4,255.9

Income tax expense							Rs.	98,272.5	US$	1,509.3

Segment assets:
Segment total assets	Rs.	6,351,601.7	Rs.	4,140,606.7	Rs.	875,100.4	Rs.	11,367,308.8	US$	174,586.3

27. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2017 and March 31, 2018 aggregated Rs. 4,010.7 million and Rs. 5,196.7 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2018 aggregated to Rs. 8,398.3 million (previous year Rs. 7,759.1 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease commitments

The Bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal at the option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of March 31,
	2016		2017		2018		2018
	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	10,464.6	Rs.	11,548.5	Rs.	12,311.3	US$	189.1

The future minimum lease payments as of March 31, 2018 were as follows:

Year ending March 31,	Payments
	(In millions)
2019	Rs.	10,124.2	US$	155.5
2020		9,363.1		143.8
2021		8,811.8		135.3
2022		7,908.5		121.5
2023		6,883.0		105.7
Thereafter		36,255.7		556.8

Total	Rs.	79,346.3	US$	1,218.6

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

Reward points

The movement in provision for credit card and debit card reward points as of March 31, 2017 and March 31, 2018 is as follows:.

	As of March 31,
	2017		2018		2018
	(In millions)
Opening provision of reward points	Rs.	3,063.6	Rs.	4,312.4	US$	66.2
Provision made during the year		2,786.8		2,650.9		40.7
Utilization/write back of provision		(2,093.6)		(2,220.7)		(34.1)
Effect of change in rate of accrual of reward points		242.8		1.3		—
Effect of change in cost of reward points		312.8		(32.7)		(0.5)

Closing provision of reward points	Rs.	4,312.4	Rs.	4,711.2	US$	72.3

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances payable to related parties are as follows:

	As of March 31,
	2017						2018
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	24,262.8	Rs.	11,708.6	Rs.	35,971.4	Rs.	21,758.0	Rs.	11,771.8	Rs.	33,529.8	US$	515.0
Balances in interest-bearing deposits		739.7		713.4		1,453.1		10,749.7		1,905.0		12,654.7		194.4
Accrued expenses and other liabilities		336.7		—		336.7		327.8		—		327.8		5.0

Total	Rs.	25,339.2	Rs.	12,422.0	Rs.	37,761.2	Rs.	32,835.5	Rs.	13,676.8	Rs.	46,512.3	US$	714.4

Balances receivable from related parties are as follows:

	As of March 31,
	2017						2018
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	38.0	Rs.	38.0	Rs.	—	Rs.	55.0	Rs.	55.0	US$	0.8
Other assets		233.1		2,255.5		2,488.6		288.1		2,317.3		2,605.4		40.0

Total	Rs.	233.1	Rs.	2,293.5	Rs.	2,526.6	Rs.	288.1	Rs.	2,372.3	Rs.	2,660.4	US$	40.8

Purchase of property and equipment from related parties for the years ended March 31, 2017 and 2018 were nil. Purchase and sale of investments from Others for the year ended March 31, 2018 were Rs. 4,565.9 million (previous year Rs. 53,163.0 million) and Rs. 5,099.3 million (previous year Rs. 3,502.0 million), respectively. Investment of Others in the Bank’s tier II bonds for the year ended March 31, 2018 were Rs. 250.0 million (previous year Rs. 1,200.0 million).

Included in the determination of net income are the following significant transactions with related parties:

	March 31,
	2016						2017						2018
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	1,788.3	Rs.	9,578.1	Rs.	11,366.4	Rs.	2,074.5	Rs.	10,356.4	Rs.	12,430.9	Rs.	2,642.7	Rs.	14,913.5	Rs.	17,556.2	US$	269.6
Interest and Dividend revenue		—		22.9		22.9		—		37.2		37.2		132.8		1,396.9		1,529.7		23.5
Interest expense-Deposits		(72.5)		(212.8)		(285.3)		(55.7)		(117.7)		(173.4)		(59.6)		(115.9)		(175.5)		(2.7)
Non-interest expense-Administrative and other		(2,451.6)		(1,343.1)		(3,794.7)		(3,405.7)		(1,582.2)		(4,987.9)		(4,031.9)		(2,266.8)		(6,298.7)		(96.7)
Non-interest expense-Premises and equipment		(20.5)		(7.6)		(28.1)		(25.3)		(7.7)		(33.0)		(19.8)		(7.6)		(27.4)		(0.4)

Other transactions with the Bank’s principal owner are as follows:

During the years ended March 31, 2017 and March 31, 2018, the Bank purchased loans from the principal owner aggregating Rs. 138,456.5 million and Rs. 56,239.4 million, respectively. Dividends paid to the principal owner during the years ended March 31, 2017 and March 31, 2018 were Rs. 3,735.5 million and Rs. 4,325.3 million, respectively. The Bank also enters into foreign exchange and derivative transactions with its principal owner. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2018 was Rs. 59,721.4 million (previous year Rs. 6,657.7 million) and Rs. 87.7 million (previous year Rs. 273.3 million), respectively. During the year ended March 31, 2018, the Bank subscribed to debt securities of Rs. 21,050.0 million (previous year Rs. 23,200.0 million) issued by the principal owner. During the year ended March 31, 2018, the Bank issued Guarantees on behalf of its Principal owner and Others for Rs. 2.5 million (previous year Rs.1.2 million) and for Rs. 857.4 million (previous year Rs. 13.4 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For contributions made to provident funds and pension funds set up by the Bank, see note 23 – Retirement benefits.

29. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of nil were excluded from the calculation of diluted earnings per share for the years ended March 31, 2017 and March 31, 2018, respectively, as these were anti-dilutive.

	As of March 31,
	2016	2017	2018
Weighted average number of equity shares used in computing basic earnings per equity share	2,517,429,120	2,544,333,609	2,580,538,505
Effect of potential equity shares for stock options outstanding	27,938,561	31,017,917	33,400,121

Weighted average number of equity shares used in computing diluted earnings per equity share	2,545,367,681	2,575,351,526	2,613,938,626

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2016		2017		2018		2018
Basic earnings per share	Rs.	46.84	Rs.	55.23	Rs.	69.18	US$	1.06
Effect of potential equity shares for stock options outstanding		0.51		0.66		0.89		0.01

Diluted earnings per share	Rs.	46.33	Rs.	54.57	Rs.	68.29	US$	1.05

Basic earnings per ADS	Rs.	140.52	Rs.	165.69	Rs.	207.54	US$	3.18
Effect of potential equity shares for stock options outstanding		1.53		1.98		2.67		0.03

Diluted earnings per ADS	Rs.	138.99	Rs.	163.71	Rs.	204.87	US$	3.15

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2018 cannot exceed 35% of net income of Rs. 174,867.3 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2016, March 31, 2017 and March 31, 2018 were Rs. 9.5, Rs. 11.0 and Rs. 13.0 per equity share, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-deposit taking non-banking finance company and a subsidiary of the Bank. As at March 31, 2018, HDFC Bank Ltd. and its subsidiaries effectively hold 96.4%. The financial statements of HDBFSL are consolidated.

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

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2018 the Bank holds a 97.9% effective equity interest. The financial statements of HSL are consolidated.

31. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has two strategic investments in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates as at March 31, 2018:

Company	Type of Business	HDFC Bank Ltd. and Subsidiaries Investment		HDFC Bank Ltd. and Subsidiaries Ownership	Total HDFC Group Ownership
		(In millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	9.8	12.1%	23.2%
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	30.3	14.0%	26.0%
International Asset Reconstruction Company Private Limited	Business of securitization and asset reconstruction	Rs.	311.7	19.2%	19.2%

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/(decrease) in the carrying value in these companies was Rs. 156.0 million in fiscal March 31, 2018 (previous year Rs. 47.7 million). This is included under non-interest revenue—other, net.

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

Held to maturity securities: There were no HTM securities as of March 31, 2017 and March 31, 2018.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs. 708.2 million on a recurring basis as of March 31, 2017, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

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

The following table summarizes investments measured at fair value excluding investments carried at cost of Rs.708.4 million (US$ 10.9 million) on a recurring basis as of March 31, 2018, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	167,513.9	Rs.	3,652.4	Rs.	163,861.5	Rs.	—
Securities Available-for-Sale		2,222,002.6		4,569.0		2,198,899.0		18,534.6

Total	Rs.	2,389,516.5	Rs.	8,221.4	Rs.	2,362,760.5	Rs.	18,534.6

Total	US$	36,699.7	US$	126.2	US$	36,288.8	US$	284.7

Available-for-Sale securities aggregating to Rs. 6.6 billion and classified as level 1 as of March 31, 2017 were transferred to level 2 during fiscal 2018.The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the year ended March 31, 2017 and March 31, 2018:

Particulars	As of March 31, 2017
	(in millions)

Beginning balance at April 1, 2016	Rs.	17,008.1
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		115.8
Purchases/additions		19,233.1
Sales		—
Issuances		—
Settlements		(14,457.9)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2017	Rs.	21,899.1

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of March 31, 2018
	(In millions)

Beginning balance at April 1, 2017	Rs.	21,899.1
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		(76.9)
Purchases/additions		13,110.3
Sales		—
Issuances		—
Settlements		(16,397.9)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2018	Rs.	18,534.6

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2018, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	50,836.3	Rs.	—	Rs.	50,836.3	Rs.	—
Derivative liabilities	Rs.	56,124.7	Rs.	—	Rs.	56,124.7	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Subsequent events

In the meeting of Board of Directors of the Bank held on April 21, 2018, the Board recommended a dividend of Rs.13.0 per share, which has been subsequently approved by the shareholders for payment in their Annual General Meeting, held on June 29, 2018. The amount of such dividend aggregated to Rs. 33,736.2 million.

The Board of Directors of the Bank, at their meeting held on December 20, 2017 had approved the raising of funds aggregating up to Rs 240.0 billion, of which an amount up to a maximum of Rs. 85.0 billion was approved to be through the issuance of equity shares of face value of Rs 2.0 each pursuant to a preferential issue to HDFC Limited and the balance was approved to be through the issuance of equity shares/ convertible securities/ depository receipts pursuant to a Qualified Institutions Placement (QIP)/ American Depository Receipts (ADR)/ Global Depository Receipt (GDR) program. The said raising of funds was approved by the shareholders of the Bank at its Extra Ordinary General meeting held on January 19, 2018 and was subject to the receipt of all relevant regulatory approvals. The Bank has since received all relevant approvals. On July 17, 2018, the Bank allotted 39,096,817 equity shares to HDFC Limited at the issue price of Rs. 2,174.09 per equity share (including share premium of Rs. 2,172.09 per equity share), aggregating to Rs.85.0 billion.

The Bank has evaluated subsequent events from the balance sheet date through July 25, 2018 and determined that there are no other items to disclose.

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

1.5	Amendment to Memorandum of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2016)

2.1	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

2.2	Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on September 9, 2015 (Registration No. 333-175521))

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2018 is formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10% of HDFC Bank Limited’s total assets.

*	Paper filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashidhar Jagdishan
Name: Sashidhar Jagdishan
Title: Chief Financial Officer
Date: July 25, 2018