Form 20-F
period 2019-03-31
HDFC BANK LTD
filed 2019-07-31
CIK 1144967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Telephone: 91-22-6652-1099

Email: Santosh.Haldankar@hdfcbank.com

Address: 4th floor, HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India.

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing three Equity Shares, Par value Rs. 2.0 per share	HDB	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Equity Shares, as of March 31, 2019                2,723,306,610

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location

Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	30

		Selected Financial and Other Data	73

Item 4	Information on the Company	Business	3

		Selected Statistical Information	76

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	94

		Principal Shareholders	141

		Related Party Transactions	142

		Supervision and Regulation	152

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	94

Item 6	Directors, Senior Management and Employees	Business—Employees	29

		Management	119

		Principal Shareholders	141

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	141

		Management—Loans to Members of our Senior Management	131

		Related Party Transactions	142

Item 8	Financial Information	Report of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-11

		Business—Legal Proceedings	29

Item 9	The Offer and Listing	Certain Information About Our American Depositary Share and Equity Shares	56

		Restrictions on Foreign Ownership of Indian Securities	187

Item 10	Additional Information	Management	119

		Description of Equity Shares	57

		Dividend Policy	72

		Taxation	145

		Supervision and Regulation	152

		Exchange Controls	185

ii

	Item Caption	Location
		Restrictions on Foreign Ownership of Indian Securities	187

		Additional Information	191

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	21

		Selected Statistical Information	76

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	65
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	132

		Management’s Report on Internal Control Over Financial Reporting	192

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	193

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	133

Item 16B	Code of Ethics	Management—Code of Ethics	133

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	134

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	134

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS

In this document, all references to “we”, “us”, “our”, “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Companies Act, 1956 or the Companies Act, 2013 (to the extent notified as of the date of this report) and all rules and regulations issued thereunder. References to “$” or “US$” or “dollars” or “United States dollars” are to the legal currency of the United States and references to “Rs.”, ”INR”, “rupees” or “Indian rupees” are to the legal currency of India.

Our financial statements are presented in Indian rupees and in some cases translated into United States dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively, “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences applicable to our business include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred income taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes. References to a particular “fiscal” are to our fiscal year ended March 31 of such year.

Fluctuations in the exchange rate between the Indian rupee and the United States dollar will affect the United States dollar equivalent of the Indian rupee price of the equity shares on the Indian stock exchanges and, as a result, will affect the market price of our American Depositary Shares (“ADSs”) in the United States. These fluctuations will also affect the conversion into United States dollars by the depositary of any cash dividends paid in Indian rupees on the equity shares represented by ADSs.

Investor expectations that reforms implemented by the Government of India (the “Government”) will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85 percent in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32 percent primarily reflecting global risk aversion and a strong United States dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1 percent against the United States dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the United States reform agenda. In fiscal 2018, the rupee ranged between a high of Rs. 65.71 per US$ 1.00 and a low of Rs. 63.38 per US$ 1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In fiscal 2019, while the rupee depreciated overall by 6.3 percent against the United States dollar, it ranged between a high of Rs 74.4 per US$ 1.00 and a low of Rs 64.85 per US$ 1.00. Rising oil prices and consequently marginal deterioration of India’s current account deficit (“CAD”), slowdown in global trade volumes and a general risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively in the past fiscal year.

Although we have translated selected Indian rupee amounts in this document into United States dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to United States dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to United States dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 69.16 on March 29, 2019. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 19, 2019 was Rs. 68.82 per US$ 1.00.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing/impaired assets, our growth and expansion, the adequacy of our provision/allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

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

BUSINESS

Overview

We are a new generation private sector bank in India. Our goal is to be the preferred provider of financial services to our customers in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe are high-quality services, advanced technology platforms and superior execution.

We have three principal business activities: retail banking, wholesale banking and treasury operations. Our retail banking products include deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services, loans to small and medium enterprises and other services. On the wholesale banking front, we offer customers a range of financing products, such as documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. We offer a range of deposit and transaction banking services, such as cash management, custodial and clearing bank services and correspondent banking. Our treasury operations manage our balance sheet, and include customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities. Further, our non-banking finance company (“NBFC”) subsidiary HDB Financial Services Limited (“HDBFSL”) offers a wide range of loans and asset finance products including mortgage loans, commercial vehicle loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers brokerage accounts through our subsidiary HDFC Securities Limited (“HSL”), which we believe is one of the leading stock brokerage companies in India and offers a suite of products and services across various asset classes such as equity, gold and debt, among others.

Our financial conditions and results of operation are affected by the general economic conditions in India. The Indian economy is one of the largest economies in the world with a gross domestic product (“GDP”) at current market prices of an estimated Rs. 170.95 trillion for fiscal 2018 and an estimated Rs. 190.1 trillion for fiscal 2019. In recent years, India has become an attractive destination for foreign direct investment (“FDI”), owing to its well-developed private corporate sector, large consumer market potential, large pool of well-educated and English-speaking workers and well-established legal systems. Overall, India attracted FDI (including reinvested earnings) of approximately US$ 64.4 billion in fiscal 2019, US$ 60.9 billion in fiscal 2018 and US$ 60.2 billion in fiscal 2017. India attracted an average of US$ 48.7 billion during FDI from fiscal 2011 through fiscal 2019 compared to an average of US$ 17.2 billion from fiscal 2001 through fiscal 2010. One measure of India’s progress has been the upward trend in ease of doing business rankings, a measure published annually by the World Bank. In 2018, India improved 23 places to the 77th spot and was ranked as one of the top ten improvers year-on-year.

The Indian economy faced multiple challenges during fiscal 2019, including volatile oil prices, elevated trade tensions, certain regional geo-political uncertainties, interest rates tightening in certain developed countries, notably the United States, and the consistent slowdown in domestic consumption growth, which is expected to continue into fiscal 2020. Despite the challenging international and domestic environment, India experienced real GDP growth of 6.8 percent in fiscal 2019. This growth is, in part, due to various policy reform measures over the past years (such as the goods and service tax 2017, the insolvency and bankruptcy code 2016 and the bank recapitalization plan 2017) which have contributed to improving India’s macro-economic stability considerably.

On a comparative basis, real GDP growth levelled off to 6.8 percent in fiscal 2019 from 7.2 percent in fiscal 2018. This year-on-year decline was primarily driven by reduced growth in the agricultural sector, which grew at 2.9 percent in fiscal 2019 compared to 5.0 percent in fiscal 2018. On a quarterly basis, India’s real GDP growth in fiscal 2019 showed a steady decline from 8.0 percent in the first quarter, to 7.0 percent in the second quarter, to 6.6 percent in the third quarter and to 5.8 percent in the fourth quarter. Real GDP growth is expected to be approximately 7.0 percent in fiscal 2020.

The Indian Union Budget for fiscal 2020 has tried to strike a balance between fiscal consolidation and supporting growth. The budget focuses on the Government’s goal of developing India into a US $5 trillion economy over the next five years. The fiscal deficit is budgeted at 3.3 percent in fiscal 2020 compared to 3.4 percent in fiscal 2019. The budget strategy involves infrastructure, digital economy and the MSME (Micro, Small & Medium Enterprises) sector.

Investment (as measured by the “gross fixed capital formation” component of GDP) remained on track except for the last quarter of fiscal 2019. For the last six quarters, investment growth has averaged 10.75 percent, compared to an average of 7.7 percent for private consumption. Construction activity also increased, growing at an average of 8.4 percent in the second half of fiscal 2019 compared to 7.2 percent growth during the same period of fiscal 2018. We believe that the Government’s focus on low-cost housing and other key infrastructure projects awarded through the roads and highway ministry appears to be having a favorable impact on the construction sector and we believe the positive momentum is likely to continue.

The decline in headline inflation which occurred in fiscal 2018 continued in fiscal 2019, with the consumer price index (“CPI”) falling to 1.97 percent in January 2019, mainly as a result of lower inflation in food products. On a half-year basis, headline inflation decreased from 4.3 percent in the first half of fiscal 2019 to 2.53 percent in the second half of fiscal 2019. More recently, as a result of a lower base of last year and a minor increase in inflation in food products, headline inflation increased to 2.86 percent in March 2019. Headline inflation has increased to an average of 3.1% during the first quarter of fiscal 2020. Although headline inflation for fiscal 2020 is estimated to increase to an average of 3.7 percent, it is likely to remain well within the RBI’s target range of 4 percent +/-2 percent.

Overall, we expect Indian real GDP growth to marginally increase to 7.0 percent in fiscal 2020 compared to 6.8 percent in fiscal 2019, assuming a normal monsoon season, continued recovery in private investment, and gradual traction in private consumption with support from Government-led spending. This expectation is in line with IMF forecasts for Indian GDP growth of 7.3 percent and 7.5 percent for 2019 and 2020 respectively. Globally, the IMF projects 2019 GDP growth at 3.3 percent and 3.6 percent in 2020.

We have grown rapidly since commencing operations in January 1995. As of March 31, 2019, we had 5,103 banking outlets, 13,160 ATMs in 2,748 cities and towns and 49.2 million customers. On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 11,367.3 billion as of March 31, 2018 to Rs. 13,280.1 billion as of March 31, 2019. Our net income has increased from Rs. 178.5 billion for fiscal 2018 to Rs. 220.1 billion for fiscal 2019. Our loans and deposits as of March 31, 2019 were at Rs. 8,963.2 billion and Rs. 9,225.0 billion respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2019, gross non-performing customer assets as a percentage of gross customer assets was 1.50 percent, while net non-performing customer assets constituted 0.59 percent of net customer assets. In addition, our net customer assets represented 100.1 percent of our deposits and our deposits represented 69.5 percent of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented 39.9 percent of total deposits as of March 31, 2019. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 4.5 percent for fiscal 2019. During fiscal 2019 we raised equity share capital of Rs. 235.9 billion (net of share issue expenses) through preferential allotment, an American depositary shares’ (“ADS”) issue and a qualified institutional placement. See “Financial conditions—Liabilities and Shareholders’ Equity”. We had a return on equity (net income as a percentage of average total shareholders’ equity) of and 16.5 percent for fiscal 2018 and 15.5 percent for fiscal 2019, and at March 31, 2019 had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 17.11 percent. Our Common Equity Tier I (“CET-I”) ratio was 14.93 percent as at March 31, 2019.

In addition, we are constantly working to develop new technology and improve the digital aspects of our business. For example, we have recently invested in a digital banking platform, Backbase, to give a single unified omni-channel experience to our customers for mobility banking, online banking, the public website and payments. We have implemented mobile data based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak, [to improve our customers’ access to services]. Our other recent technological developments include mobile banking applications, person-to-person smartphone payment solutions, secure payment systems and a virtual relationship manager for high-net-worth customers.

About Our Bank

HDFC Bank was incorporated in August 1994 and commenced operations as a scheduled commercial bank in January 1995. In 2000, we merged with Times Bank Limited and, in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”). We are part of the HDFC Group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. HDFC Limited and its subsidiaries (together, “HDFC Group”) owned 21.38 percent of our outstanding equity shares as of March 31, 2019 and our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.

We have two subsidiaries: HDBFSL and HSL. HDBFSL is a non-deposit taking NBFC engaged primarily in the business of retail asset financing while HSL is primarily in the business of providing brokerage and other investment services. Effective April 1, 2018 the financial results of our subsidiary companies have been prepared in accordance with notified Indian Accounting Standards (April 1, 2017 being the transition date). HDBFSL’s total assets and shareholders’ equity as of March 31, 2019 were Rs. 565.4 billion and Rs. 71.8 billion, respectively. HDBFSL’s net income was Rs. 11.5 billion for fiscal 2019. As of March 31, 2019, HDBFSL had 1,350 banking outlets across 981 cities in India. HSL’s total assets and shareholders’ equity as of March 31, 2019 were Rs. 20.4 billion and Rs. 11.9 billion, respectively. HSL’s net income was Rs. 3.3 billion for fiscal 2019. On December 1, 2016, Atlas Documentary Facilitators Company Private Ltd. which provided back office transaction processing services to us, and its subsidiary HBL Global Private Ltd. which provided direct sales support for certain products of the Bank, amalgamated with HDBFSL.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is 91-22-6652-1000. Our agent in the United States for the 2001, 2005, 2007, 2015 and 2018 ADS offerings is Depositary Management Corporation, 570 Lexington Avenue, New York, NY 10022.

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand and extensive reach through a large distribution network

At HDFC Bank, we are focused on understanding our customers’ financial needs and providing them with relevant banking solutions. We are driven by our core values - customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, employees and our community. HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Most Valuable Brand” by BrandZ for the fifth consecutive year. We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2019, we had 5,103 banking outlets and 13,160 ATMs in 2,748 cities and towns and over 49 million customers, and of our total banking outlets, 53.0 percent were in the semi-urban and rural areas. Our banking outlets’ network is further complemented by our digital platforms, including online and mobile banking solutions, to provide our customers with a lifestyle banking experience, which is categorized into eight categories: Pay, Save, Invest, Borrow, Shop, Trade, Insure and Advice. Our focus is on delivering highly personalized experiences, since most of our customers interact with us at least once a day, across various channels.

We provide a wide range of products and high quality service to our clients in order to meet their banking needs

Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a “one-stop shop” for our customers’ banking needs. We consider our high-quality service offerings to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvement. This pursuit of high-quality service and operational execution directly supports our ability to offer a wide range of banking products.

Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, brokerage services, foreign exchange services, distribution of third-party products (such as insurance and mutual funds), bill payments and sale of gold and silver bullion. In addition, we are the largest credit card issuer in India with 12.5 million cards outstanding as of March 31, 2019. On the wholesale banking side, we offer customers working capital loans, term loans, bill collections, letters of credit, guarantees, foreign exchange and derivative products and investment banking services. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary HDBFSL offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as forms processing, documents verification, contact center management and other front and back-office services.

We are able to provide this wide range of products across our physical and digital network, meaning we can provide our targeted rural customers with banking products and services similar to those provided to our urban customers, which we believe gives us a competitive advantage. Our wide range of products and focus on superior service and execution also create multiple cross-selling opportunities for us and, we believe, promote customer retention.

We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs. 11,367.3 billion as of March 31, 2018 to Rs. 13,280.1 billion as of March 31, 2019. Our net interest margin was 4.7 percent in fiscal 2018 and 4.5 percent in fiscal 2019. Our current and savings account deposits as a percentage of our total deposits were 42.4 percent as of March 31, 2019, and we believe this strong current and savings account profile has enabled us to tap into a low-cost funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.50 percent as of March 31, 2019 and our net non-performing customer assets was 0.59 percent of net customer assets as of March 31, 2019. Our net income has increased from Rs. 178.5 billion for fiscal 2018 to Rs. 220.1 billion for fiscal 2019. Net income as a percentage of average total shareholders’ equity was 16.5 percent in fiscal 2018 and 15.5 percent in fiscal 2019 and net income as a percentage of average total assets was unchanged at 1.9 percent in fiscal 2018 and fiscal 2019. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.

We have an advanced technology platform

We continue to make substantial investments in our advanced technology platform and systems and expand our electronically linked branch network. We have implemented mobile data based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak. These networks have enabled us to improve our core banking services in such areas and provide a link between our banking outlets and data centers.

Our aim has always been to improve customer experience through digital innovation as an “Experiential Leader” and we are constantly working to develop new technology and improve the digital aspects of our business. We have recently invested in a digital banking platform, Backbase, to give a single unified omni-channel experience to our customers for mobile banking, online banking, the public website and payments. The first phase of our mobile banking app has been rolled out to consumers, while our forward outlook and initiatives taken in artificial intelligence-led conversational banking have helped us introduce information, assistance and commerce chatbots. Furthermore, with the pilot launch of “IRA” (Intelligent Robotic Assistant), an interactive humanoid placed in a branch to help in servicing, we set a benchmark for what we believe to be a best in class digital experience for customers. Other recent major technological developments include LITE App (a bilingual mobile banking application that does not require an internet connection); Missed Call Recharge to top-up prepaid mobile phone minutes; a person-to-person smartphone payment solution called PayZapp with SmartBuy, a payment system to improve our e-commerce processing capabilities; and the creation of a virtual relationship manager for high net worth customers. We have also rolled out product innovations like pre-approved personal loans for salaried accounts granted in as little as 10 seconds and “Digital Loan Against Securities (LAS) in under three minutes in three easy steps”.

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

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of connecting with customers. We are in the process of putting in place advance models of these methods that we term “BBC” (Biometrics – Blockchain) in a “BBC Initiative”, together with conversational banking which is already in place (for example, our service Missed Call Commerce and Conversational Banking (“MCCB”)). We believe the BBC Initiative, which is most relevant for our connected customers, can help protect customer identity and establish authenticity (Biometrics) and promote secure and efficient interactions between customers and us (Blockchain), with an improved customer experience coming through artificial intelligence initiatives (Conversational Banking). For our customers with intermittent, limited or even no connectivity, or customers with evolving digital needs or preferences, we have introduced the MCCB service model and HDFC Bank LITE Banking (multilingual). We are continuously striving to improve our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to access and transact with their banking accounts with us.

In recent years we have been honored for our commitment to technology, including the Cisco-CNBC TV 18 Digitizing India Award for Innovations in the Financial Industry and Digital Banking, the IBA Banking Technology Runner-up Award for Best Bank IT Risk and Cyber Security Initiatives in February 2019, the Best Bank Banking Technology Excellence Award from IDRBT Banking Technology and the Businessworld Digital Leadership Award 2017 for Best Analytics Implementation. We believe our “Experiential Leadership” strategy and culture of innovation and development will be a crucial strength in remaining competitive in the years to come.

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

Our Business Strategy

Our business strategy emphasizes the following elements:

Increase our market share of India’s expanding banking and financial services industry

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong HDFC Bank brand, our diverse product offering and our extensive banking outlet and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2019, we had 5,103 banking outlets and 13,160 ATMs in 2,748 cities and towns. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

Continue our investments in technology to support our digital strategy

We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. We believe our culture of innovation and development to be crucial to remaining competitive. As part of our dedication to digitization and technological development, we have appointed a digital innovation team to research, develop and experiment with new technologies. In February 2017, we hosted our first Digital Innovation Summit to tap into emerging technological trends and innovations in the FinTech space and have since held two more summits which have led to the development of new ideas in this emerging space.

While we currently provide a range of options for customers to access their accounts, including internet banking, telephone banking, artificial intelligence driven chat bots and banking applications on mobile devices, we believe additional investments in our technology infrastructure to further develop our digital strategy will allow us to cross-sell a wider range of products on our digital platform in response to our customers’ needs and thereby expand our relationship with our customers across a range of customer segments. We believe a comprehensive digital strategy will provide benefits in developing long-term customer relationships by allowing customers to interact with us and access their accounts wherever and whenever they desire.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.50 percent as of March 31, 2019 and our net non-performing customer assets as a percentage of net customer assets was 0.59 percent as of March 31, 2019. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest bearing current and low-interest bearing savings account deposits were 42.4 percent of our total deposits as of March 31, 2019. Our average cost of funds (including equity) was 4.4 percent for fiscal 2018 and 4.5 percent for fiscal 2019.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three fiscals:

	Year ended March 31,
	2017		2018		2019
	(in millions, except percentages)
Retail banking	Rs.351,345.6	82.8%	Rs.414,894.0	81.6%	Rs.473,748.2	US$	6,850.0	79.6%
Wholesale banking	63,367.2	14.9%	77,623.6	15.3%	111,803.5		1,616.5	18.8%
Treasury operations	9,457.5	2.3%	15,842.2	3.1%	9,796.8		141.7	1.6%
Net revenue	Rs.424,170.3	100.0%	Rs.508,359.8	100.0%	Rs.595,348.5	US$	8,608.2	100.0%

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population in rural areas. We actively market our services through our banking outlets and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe has helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement.

As of March 31, 2019, we had 5,103 banking outlets and 13,160 ATMs in 2,748 cities and towns. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our banking outlet and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler/three-wheeler loans, credit cards and loans against securities. Our retail loans, of which 30.1 percent were unsecured, made up 68.5 percent of our gross loans as of March 31, 2019. Apart from our banking outlets, we use our ATMs and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases, we obtain debit instructions/post-dated checks covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the gross book value and share of our retail credit products:

	At March 31, 2019 Value				% of Total Value
	(in millions)
Retail Assets:
Auto loans	Rs.	951,744.2	US$	13,761.5	15.2%
Personal loans / Credit cards		1,538,107.4		22,239.8	24.5%
Retail business banking		1,478,317.8		21,375.3	23.6%
Commercial vehicle and construction equipment finance		746,288.0		10,790.7	11.9%
Housing loans		513,771.6		7,428.7	8.2%
Other retail loans		1,009,674.6		14,599.1	16.0%
Total retail loans		6,237,903.6		90,195.1	99.4%
Mortgage-backed securities		56.9		0.8	—%
Asset-backed securities		38,869.9		562.0	0.6%
Total retail assets	Rs.	6,276,830.4	US$	90,757.9	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgaged-backed securities and asset-backed securities are reflected at fair values.

Auto Loans

We offer loans at fixed interest rates for financing of new and used automobile purchases. In addition to our general marketing efforts for retail loans, we market our offerings at various customer touch points such as authorized dealers, direct sales agents, our banking outlets and the phone banking channel, and from our digital touch points. We believe that we are the leader in the auto loan segment, having established our presence over almost two decades.

Personal Loans and Credit Cards

We offer unsecured personal loans at fixed rates to specific customer segments, including salaried individuals and self-employed professionals. In addition, we offer unsecured personal loans to small businesses and individual businessmen.

We offer credit cards from VISA, MasterCard and Diners platforms, including gold, silver, corporate, business, platinum, titanium, signature, world, black, infinite, credit cards under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. We had approximately 10.7 million and 12.5 million cards outstanding (i.e., total credit cards in circulation) as of March 31, 2018 and March 31, 2019, respectively.

We launched Easy EMI (equated monthly installments) on our credit and debit cards through which customers can make payments for items purchased using their cards in installments. We offer Easy EMI through credit cards, debit cards and consumer loans at authorized stores across India. Easy EMI on debit cards is offered without blocking any funds in the account. It is available on a simple swipe of the debit card at any of authorized stores. Easy EMI on debit cards is also available on major e-commerce sites. Online and in-store purchases can be instantly converted into Easy EMI on credit cards. Consumer loans are available at no extra cost, instantly across multiple product categories from consumer durables to electronics to furniture to lifecare treatments at designated stores.

Our efforts in the payments business are continuously focused on meeting customers’ specific requirements in the most accessible and relevant manner, while simplifying transactions.

Retail Business Banking

We address the borrowing needs of the community of small businessmen primarily located within servicing range of our banking outlets by offering facilities such as credit lines, term loans for expansion or addition of facilities and discounting of receivables. We classify these business banking loans as a retail product. Such lending is typically secured with current assets as well as immovable property and fixed assets in some cases. We also offer letters of credit, guarantees and other basic trade finance products, foreign exchange and cash management services to such businesses.

Commercial Vehicles and Construction Equipment Finance

We provide secured financing for commercial vehicles and construction equipment along with working capital, trade advances, bank guarantees, and transaction banking services, among others; both traditional and digital, to entities engaged in the infrastructure and transportation businesses. In addition to funding domestic assets, we also extend financing for imported assets for which we open foreign letters of credit and offer treasury services, such as forward exchange covers.     We coordinate and collaborate with original equipment manufacturers including their authorized dealers to jointly promote our financing options to their clients. We have a strong market presence in the commercial vehicle and construction equipment financing business.

Housing Loans

We provide home loans through an arrangement with our principal shareholder HDFC Limited. Under this arrangement, we source loans for HDFC Limited through our banking outlets. HDFC Limited approves and disburses the loans, which are kept on their books, and we receive a sourcing fee for these loans. We have a right, but not an obligation, to purchase up to 70 percent of the fully disbursed home loans sourced under this arrangement through either the issue of mortgage-backed pass through certificates (“PTCs”) or a direct assignment of the loans. The balance is retained by HDFC Limited.

Other Retail Loans

Two-Wheeler Loans

We offer loans for financing the purchase of mopeds, scooters and motorcycles. We market this product in ways similar to our marketing of automobile loans.

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

Kisan Gold Card (Agri Loans)

Under the Kisan Gold Card, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme in order to assist the farmers in financing certain farming expenses, such as the production of crops, post-harvest requirements, repair and maintenance and the domestic consumption needs of the farmers. In addition, we assist farmers in investment towards land development, minor irrigation, and the purchase of farm equipment. We also extend credit facilities for development of allied agriculture sectors such as dairy, poultry, and fishery.

We offer both cash credit and term loan facilities under this product. The amount of cash credit funding is based on the farmer’s cropping pattern, the amount of land underutilization, and scale of finance, while for term loans it is based on the unit cost of assets.

We aim to cater to any other financial needs of rural customers through appropriate banking products.

Loans Against Gold Jewelry

We offer loans against gold jewelry to customers, including women and farmers. Such loans are typically offered with monthly interest payments and a bullet maturity. These loans also have margin requirements in the event of a decrease in the value of the gold collateral due to fluctuations in market prices of gold. Loans against gold jewelry are also extended to existing auto loan, personal loan customers in order to cater to their additional funding needs.

We also offer loans which primarily include loans/overdrafts against time deposits, health care equipment financing loans, tractor loans and loans to self-help groups.

Retail Deposit Products

Retail deposits provide us with a low-cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 77.4 percent of our total deposits as of March 31, 2019. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2019
	Value (in millions)			% of total
Savings	Rs.2,444,577.6	US$	35,346.7	34.2%
Current	820,039.8		11,857.1	11.5%
Time	3,875,933.4		56,043.0	54.3%
Total	Rs.7,140,550.8	US$	103,246.8	100.0%

Our individual retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to internet, phone banking and mobile banking services, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:

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

Other Retail Services and Products

Debit Cards

We had approximately 24.3 million and 26.9 million debit cards outstanding as of March 31, 2018 and March 31, 2019, respectively. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.

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

Mutual Fund Sales

We offer units of most large and reputable mutual fund houses in India to our retail customers. While until October 2018 we earned front-end commissions for new sales, we continue to earn trail fees in subsequent years. We distribute mutual fund products primarily through our banking outlets and our private banking relationship managers.

Insurance

We have arrangements with HDFC Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited and Aditya Birla Health Insurance Company Limited to distribute their life insurance, general insurance and health insurance products, respectively, to our customers, and have recently entered into two new similar distribution arrangements in each of these segments. We earn commissions on new premiums collected as well as trail income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal 2019 included fees of Rs. 14,733.7 million in respect of life insurance business, of which Rs. 5,548.2 million was for displaying publicity materials at the Bank’s banking outlets/ATMs, Rs. 2,054.6 million of fees in respect of general insurance business and Rs. 172.2 million of fees in respect of stand-alone health insurance business.

Investment Advice

We offer our customers a broad range of investment recommendations, across mutual funds, shares. We provide our high net worth customers with a personal relationship manager who provides them services based on their individual investment needs.

Bill Payment Services

We offer our customers bill payment services for leading utility companies, including electricity, telephone and internet service providers. Customers can also review and access their bill details through our direct banking channels. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels—ATMs, telephone banking, internet banking and mobile banking.

Corporate Salary Accounts

We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2019, these accounts constituted 29.3 percent of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident deposits amounted to Rs. 817.9 billion as of March 31, 2018 and Rs 1,023.3 billion as of March 31, 2019.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing

We identify and target distinct market customer segments for our retail services. We market our products through our banking outlets, online through our website, through telemarketing and through our dedicated sales team for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective customers.

Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package and we cross-sell several retail products to our customers. We also market our auto loan and two-wheeler loan products through joint efforts with relevant manufacturers and distributors.

We have programs that target other particular segments of the retail market. For example, our private and preferred banking programs provide customized financial planning to high net worth individuals. Private banking customers receive a personal investment advisor who serves as their single-point contact and compiles personalized portfolio tracking products, including mutual fund and equity tracking statements. Our private banking program also offers equity investment advisory products. While not as service-intensive as our private banking program, preferred banking offers similar services to a slightly broader target segment. Top revenue-generating customers of our preferred banking program are channeled into our private banking program. As of March 31, 2019, 34 percent of our retail deposit customers contributed 74 percent of our retail deposits.

We also have a strong commitment to financial inclusion programs to extend banking services to underserved populations. Our Sustainable Livelihood Initiative targets lower income individuals to finance their economic activity, and also provide skill training, credit counseling and market linkages for better price discovery. Through this initiative we reach out to the un-banked and under-banked segments of the Indian population.

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

For our commercial banking products, our customers include companies that are part of private sector business houses, public sector enterprises and multinational corporations, as well as small and mid-sized businesses. Our customers also include suppliers and distributors of corporations to whom we provide credit facilities and with whom we thereby establish relationships as part of a supply chain initiative for both our commercial banking products and transactional services. We aim to provide our corporate customers with high-quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

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

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short-term loans and medium-term loans which are typically loans of up to five years in duration. Over 90 percent of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the US dollar.

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

	As of March 31,
	2017		2018		2019		2019
	(in millions)
Gross commercial loans	Rs.	1,939,948.4	Rs.	2,162,814.4	Rs.	2,873,561.0	US$	41,549.6
Credit substitutes:
Commercial paper	Rs.	248,269.7	Rs.	34,248.6	Rs.	25,734.3	US$	372.2
Non-convertible debentures		171,270.9		289,782.9		247,152.5		3,573.6
Total credit substitutes	Rs.	419,540.6	Rs.	324,031.5	Rs.	272,886.8	US$	3,945.8
Gross commercial loans plus credit substitutes	Rs.	2,359,489.0	Rs.	2,486,845.9	Rs.	3,146,447.8	US$	45,495.4

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2019, approximately 67.0 percent of the aggregate principal amount of our gross wholesale loans was secured by collateral (Rs. 949.3 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “ —Risk Management—Credit Risk—Wholesale Credit Risk”.

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the marginal cost of funds based on lending rate system while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.

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

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on a revolving basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2017	2018	2019	2019
	(in millions)
Bill collection	Rs.4,003,047.4	Rs.4,345,163.8	Rs.5,197,456.2	US$	75,151.2
Documentary credits	1,172,946.1	1,262,413.0	1,787,206.9		25,841.6
Bank guarantees	226,961.8	289,821.8	313,578.3		4,534.1
Total	Rs.5,402,955.3	Rs.5,897,398.6	Rs.7,298,241.4	US$	105,526.9

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

Bank guarantees: We provide bank guarantees on behalf of our customers to guarantee their payment or performance obligations. A part of our guarantee portfolio consists of margin guarantees to brokers issued in favor of stock exchanges.

Foreign Exchange and Derivatives

Our foreign exchange and derivative product offering to our customers covers a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our treasury front office works on such product offerings in line with the customers’ risk and other requirements and within the framework of the Suitability and Appropriateness policy of the Bank.

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

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps in the inter-bank market, broadly to support our customer requirements and to a limited extent, for our own account. The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2017, 2018 and 2019, together with the fair values on each reporting date.

	As of March 31,
	2017			2018				2019				2019
	Notional	Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.704,131.9	Rs.	(34.6)	Rs.	1,106,546.0	Rs.	1,847.5	Rs.	1,073,100.9	Rs.	698.2	US$	15,516.2	US$	10.1
Forward exchange contracts, currency swaps, currency options	Rs.738,919.5	Rs.	(312.9)	Rs.	864,449.8	Rs.	(5,261.4)	Rs.	884,608.8	Rs.	2,416.0	US$	12,790.8	US$	34.9

Investment Banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecom, toll roads, healthcare, energy, real estate and cement. The group advised on aggregate issuances of over Rs. 550 billion worth of rupee denominated corporate bonds across public sector undertakings, financial institutions and our corporate clients during fiscal 2019, becoming the third largest corporate bond arranger in the market for fiscal 2019. In the equity capital markets business, the group concluded initial public offerings of an asset management company, a housing finance company and buyback of a steam turbine manufacturing company during fiscal 2019. In the advisory business, we advise clients in the infrastructure, financial services, industrials and healthcare sectors.

Wholesale Deposit Products

As of March 31, 2019, we had wholesale deposits aggregating to Rs. 2,084.5 billion, which represented 22.6 percent of our total deposits. We offer both non-interest bearing current accounts and time deposits. We are allowed to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 20.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

We offer traditional and new age electronic banking products and experience an increasing demand for electronic banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market, i.e., electronic cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. As of the date hereof, over 80 percent of our transactions are done on the electronic platform.

Today we believe that we are a leading service provider of electronic banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.

Clearing Bank Services for Stock and Commodity Exchanges

We serve as a clearing bank for the equity cash and derivatives segment, currency derivatives, commodity derivatives and other segments for major stock and commodity exchanges in India, including the National Stock Exchange of India Limited, the BSE Limited, Multi Commodity Exchange and National Commodity and Derivatives Exchange Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting payments due to them from their members or custodians and a means of making payments to these institutions. In addition to benefiting from the cash float, which reduces our overall cost of funds, we also earn interest, and generate transaction fees, and commissions by offering various fund based and non-fund based facilities and transactional services to the exchanges and their members.

Custodial Services

We provide custody services to domestic and foreign investors that include domestic mutual funds, portfolio managers, insurance companies, alternative investment funds and foreign portfolio investors (“FPIs”). These services include safekeeping of securities and collection of dividend and interest payments on securities, fund accounting services and derivatives clearing services. We are registered as a designated depository participant with the local securities regulator i.e., the Securities and Exchange Board of India, and are permitted to grant registration to FPIs.

Correspondent Banking Services

We act as a correspondent bank for co-operative banks, foreign banks and select private banks. We provide cash management services, funds transfer services, such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our overall cost of funds.

We are well-positioned to offer this service to co-operative banks, foreign banks and select private banks in light of the structure of the Indian banking industry and our position within it. Co-operative banks are generally restricted to a particular state and foreign banks/some private banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks cannot provide. Because of our technology platforms, our geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers.

Tax Collections

We have been appointed by the Government of India to collect direct taxes. In fiscals 2018 and 2019 we collected Rs. 2,613 billion and Rs. 3,156 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and excise duties in India. In fiscals 2018 and 2019 we collected Rs. 1,874 billion and Rs. 2,076 billion, respectively, of such indirect taxes for the Government of India and relevant state Governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to Government entities.

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

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2017, 2018 and 2019 together with the fair values on each reporting date:

	As of March 31,
	2017		2018		2019		2019
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.1,687,375.9	Rs.411.3	Rs.1,980,227.2	Rs.(750.2)	Rs.2,086,766.2	Rs.131.0	US$	30,173.0	US$	1.9
Forward exchange contracts, currency swaps, currency options	Rs.4,291,942.7	Rs.(5,907.2)	Rs.3,876,140.5	Rs.(1,124.3)	Rs.5,156,391.8	Rs.829.9	US$	74,557.4	US$	12.0

Domestic Money Market and Debt Securities Desk

Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements including Liquidity Coverage Ratio (“LCR”). These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian Government securities. See also “Supervision and Regulation—Legal Reserve Requirements”. Our local currency desk primarily trades Indian Government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments. The LCR requirement presently stands at 100%. The Bank meets the LCR requirement by maintaining an adequate level of high quality liquid assets mainly government securities above its mandated statutory requirements. See also “Supervision and Regulation—Regulations on Asset Liability Management”

Equities Market

We trade a limited amount of equities of Indian companies for our own account. As of March 31, 2019, we had an internal aggregate approved limit of Rs. 300 million for market purchases and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for investment in index funds or equity mutual funds for proprietary trading. Our exposure as of March 31, 2019 was within these limits. We set limits on the amount invested in any individual company as well as stop-loss limits.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including banking outlets, direct sales agents, ATMs, telephone, mobile and internet banking.

Banking Outlets

As of March 31, 2019, we had a total of 5,103 banking outlets covering 2,748 cities and towns, which includes 132 banking outlets that were manned by our business correspondents. All of our banking outlets are electronically linked so that our customers can access their accounts from any banking outlet regardless of where they have their accounts.

Almost all of our banking outlets focus exclusively on providing retail services and products, though a few also provide wholesale banking services. The range of products and services available at each banking outlet depends in part on the size and location of the banking outlet. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

As part of its banking outlet licensing conditions, the RBI requires that at least 25 percent of all incremental banking outlets added during the year be located in unbanked rural areas that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions. As per the guidelines of the RBI, a rural area is defined as a center with a population up to 9,999. As of March 31, 2019, 669 of our banking outlets are in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets”.

We have overseas banking outlets in Bahrain, Hong Kong and the Dubai International Finance Centre (“DIFC”). These banking outlets cater to the needs of our overseas clients both corporate and individual. They offer banking, trade finance and wealth management (primarily for non-resident individual customers). In addition, we have representative offices in Abu Dhabi, Dubai and Nairobi. We also have a presence in the International Financial Service Centre Banking Unit at the Gujarat International Finance Tec-City (“GIFT City”) in Gandhinagar, Gujarat. This unit operates in a similar fashion to our foreign banking outlets and customers are able to purchase products such as trade credits and foreign currency term loans, including external commercial borrowings and derivatives to hedge loans. Our unit in GIFT City is regulated and supervised by the RBI.

Automated Teller Machines

As of March 31, 2019, we had 13,160 ATMs, of which 6,036 were located at our banking outlets or extension counters and 7,124 were located off-site, including at large residential developments or on major roads in metropolitan areas.

Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances and paying utility bills. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC Bank ATMs. ATM cards issued by American Express or other banks in the Rupay, Visa, MasterCard, Maestro, JCB, UPI, Cirrus, Citrus or Discover Financial Services networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards issued with respective networks (Rupay/VISA/MasterCard) can be used on ATMs of other banks for which we pay the acquiring bank a fee.

Telephone Banking

We provide telephone banking services to our customers in 2,748 cities and towns as at March 31, 2019. Customers can access their accounts over the phone through our 24-hour automated voice response system and can order check-books, conduct balance inquiries and order stop payments of checks. In select cities, customers can also engage in financial transactions (such as opening deposits and undertaking bill payments). In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers.

Mobile Banking

Our mobile banking platform offers “anytime, anywhere” banking services to our customers through mobile devices, such as smartphones, tablets, and even basic feature phones. Using our mobile banking platform, customers can perform financial and non-financial transactions such as balance enquiries, requests for account statements, funds transfers, both within and outside the Bank, undertake bill payments, apply for a loan and manage investments. We also offer our customers the ability to pay insurance premiums and manage their demat account. The mobile banking application is available for Android and iOS.

Internet Banking

Our internet banking platform seeks to be a virtual manifestation of a physical branch. Our customers can perform over 200 transactions, across any browser or device such as laptops, desktops, mobile phones and tablets. Customers can access their account information, track transactions, request check books or request stop check payments. They can also perform financial transactions like transferring funds between accounts and to third parties who maintain accounts with us or other banks, paying bills and requesting demand drafts. Customers can also book and manage term deposits, demat accounts, cards, loans and insurance. The internet banking platform also facilitates the purchase and sale of mutual funds and, the application of credit cards.

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

The asset quality of the Indian banking industry continued to be under severe pressure during fiscal 2017 and the majority of fiscal 2018 due to macroeconomic factors as well as sector-specific issues. The banking industry on an overall basis saw a sharp increase in stress and non-performing assets. We did not witness any significant deterioration in overall asset quality.

Retail Credit Risk

We offer a range of retail products, such as auto loans, personal loans, credit cards, business banking, two-wheeler loans, loans against securities and commercial vehicle loans. Our retail credit policy and approval process are designed to accommodate the high volumes of relatively homogeneous, small-value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.

For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviations need to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability and the nature of the employment/business, while the qualitative parameters include accessibility and profile. Our credit policies and product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgement of our senior officers.

The retail credit risk team manages credit risk in retail assets and has the following constituents:

(a) Central Risk Unit: The central risk unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for the launch of new products and new geographies. The central risk unit also conducts periodic reviews that cover our portfolio management information system, credit management information system and post-approval reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.

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

Our vehicle loans, loan against gold and loan against securities are generally secured on the asset financed. Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases, we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offense in India to issue a bad check.

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

We have in place a process of risk-grading each borrower according to its financial health and the performance of its business and each borrower is graded on a model scale of 1 to 10, which is further mapped to a master scale of HDB 1 to HDB 10 (HDB 1 indicating the highest and HDB 10 the lowest rating; we further classify HDB 1 to HDB 7 as “investment grade” ratings, while HDB 8 or lower are classified as “non-investment grade” ratings). We have specific models applicable to each significant segment of wholesale credit (e.g., large corporate, SME-manufacturing, SME-services and NBFCs). For a standalone borrower rating, the model encapsulates risks associated with the industry, business, management and financials into quantitative and qualitative factors. The risk rating assigned to the borrower is a function of aggregated weighted scores after an assessment under each of the above four risk categories.

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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

a) Borrower/business group: Exposure to a borrower/business group is subject to the general ceilings established by the RBI from time to time, or specific approval by the RBI. The exposure-ceiling limit for a single borrower is 15 percent of a bank’s capital funds. This limit may be exceeded by an additional 5 percent (i.e., up to 20 percent), provided the additional credit exposure is on account of lending to infrastructure projects. The exposure-ceiling limit in the case of a borrower group is 40 percent of a bank’s capital funds. This limit may be exceeded by an additional 10 percent (i.e., up to 50 percent), provided the additional credit exposure is on account of extensions of credit for infrastructure projects. In addition to the above exposure limit, a bank may, in exceptional circumstances and with the approval of its board, consider increasing its exposure to a borrower up to an additional 5 percent of its capital funds. The exposure (both lending and investment, including off balance sheet exposures) of the bank to a single NBFC, NBFC-Asset Financing Company (“AFC”), NBFC-Infrastructure Finance Company (“IFC”), or NBFC (having gold loans to the extent of 50 percent or more of its total financial assets) should not exceed 10 percent, 15 percent, 15 percent and 7.5 percent, respectively, of the bank’s capital funds as per its last audited balance sheet. The bank may, however, assume exposure on a single NBFC, NBFC-AFC, NBFC-IFC, or NBFC (having gold loans to the extent of 50 percent or more of its total financial assets) up to 15 percent, 20 percent, 20 percent and 12.5 percent respectively, of the bank’s capital funds as per its last audited balance sheet, provided the exposure in excess of 10 percent, 15 percent, 15 percent and 7.5 percent (referred to above) is on account of funds on-lent by the NBFC, NBFC-AFC, NBFC-IFC, or (having gold loans to the extent of 50 percent or more of its total financial assets) the infrastructure sector. In June 2019, the RBI issued revised Large Exposure Framework, which aims to align the exposure norms for Indian Banks with the Basel Committee on Banking Supervision (“BCBS”) standards. These guidelines have come into effect from April 1, 2019, except for certain provisions which will become effective from April 1, 2020. See “Supervision and Regulation—Large Exposures Framework”.

b) Industry: Exposure to any one industry cannot exceed 12 percent of aggregate exposures. For this purpose, advances and investments as well as non-fund based exposures are aggregated. Retail advances are exempt from this exposure limit. Further, exposure to banks and state-sponsored financial institutions is capped at a level of 25 percent.

c) Risk grading: In addition to the exposure ceilings described above, we have set quantitative ceilings on aggregate funded plus non-funded exposure (excluding retail assets) specific to each risk rating category at the portfolio level.

While we primarily make our credit decisions on a cash-flow basis, we also obtain security for a significant portion of credit facilities extended by us as a second potential remedy. This can take the form of a floating charge on the movable assets of the borrower or a (first or residual) charge on the fixed assets and properties owned by the borrower. We may also require guarantees and letters of support from the flagship companies of the group in cases where facilities are granted based on our comfort level or relationship with the parent company.

We have a process for regular monitoring of all accounts at several levels. These include periodic calls on the customer, plant visits, credit reviews and monitoring of secondary data. These are designed to detect any early warning signals of deterioration in credit quality so that we can take timely corrective action.

The RBI restricts us from lending to companies with which we have any directors in common. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending” or “PSL”). See also “Supervision and Regulation—Directed Lending”.

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

The market variables which affect the valuation of these instruments typically include interest rates, credit spreads, equity prices, commodity prices, exchange rates and implied volatilities. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earn from the upside potential, there is always a possibility of downside risk. Thus, the Bank must constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. The Bank’s overall risk appetite for various risks is defined by the Internal Capital Adequacy Assessment Process (“ICAAP”) review committee, by stipulating specific risk appetite for each category of risk. The risk appetite for trading risk is set through a pre-approved treasury limits package as well as through specific trading limits and trigger levels for a few product programs. In addition, the Bank’s risk limits are guided by the Interbank Counterparty Exposure limit while the Bank’s Asset Liability Management (“ALM”) limits prescribe the appetite for liquidity risk and interest rate risk in the banking book (“IRRBB”). The process for monitoring and reviewing risk exposure is outlined in the various risk policies.

The market risk department formulates procedures for portfolio risk valuation, assesses market risk factors impacting the trading portfolio and recommends various market risk controls relating to limits and trigger levels for the treasury (including investment banking portfolios for primary undertaking and distribution) and non-treasury positions. The treasury mid-office is responsible for monitoring and reporting market risks arising from the trading desks and also carries out rate scan of the deals. The market data cell in the mid-office maintains market data, performs market data scan to check market data sanctity and verifies the rates submitted by the treasury front office for polling various benchmarks.

Our Board of Directors (the “Board”) has delegated the responsibility for market risk management of the balance sheet on an ongoing basis to the Asset Liability Committee (“ALCO”). This committee, which is chaired by the Managing Director and includes the heads of the business groups, generally meets fortnightly. The ALCO reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy, also reviews developments in the markets and the economy and their impact on the balance sheet and business along with review of the trading levels. Moreover, it reviews the utilization of liquidity and interest rate risk limits set by the Board and decides on the inter-segment transfer pricing policy.

The financial control department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and other policies and limits established by the ALCO are being observed. The Balance Sheet Management desk, which is part of the treasury group, also assists in implementing our asset liability strategy and in providing information to the ALCO.

Policies and Procedures—Trading and Asset Liability Management Risks

The following sections briefly describe our policies and procedures with respect to trading risk (price risk) and ALM risk (interest rate risk in the banking book and liquidity risk).

I. Trading Risk

Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices, exchange rates and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available-for-sale portfolios, as per RBI guidelines and consists of positions in bonds, securities, currencies, interest rate swaps and options, cross-currency interest rate swaps and currency options.

The trading risk is managed by putting in place a sound process for price validation and by setting various limits or trigger levels, such as value at risk limits, stop-loss trigger levels, price value per basis point (PV01) limits, option Greek limits, position limits, namely, intraday and net overnight forex open position as well as gap limits (aggregate and individual gap limits). Additional controls such as order size and outstanding exposure limits are prescribed, wherever applicable, based on case-by-case review. Moreover, measures such as investment limits and deal size thresholds are prescribed as part of the investment policy for managing outstanding investment or trading positions.

The treasury limits are reviewed by the market risk department and presented to the Risk Policy and Monitoring Committee (“RPMC”) for its recommendation to the Board for approval. The limits are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.

The market risk policy sets the framework for market risk monitoring. The risk on account of semi-liquid or illiquid positions in trading is recognized in the non-standard product policy as part of the market risk policy. The non-standard product policy stipulates requirements for case-specific evaluation of risk exposure in respect of non-standard products (that is, products which are not part of the standard product list decided by treasury and the market risk department). Additionally, limits have been assigned to restrict the aggregate exposure in non-standard positions. Further, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors, such as an assessment based on hypothetical/judgmental scenarios.

Validation of valuation models applied for validation of trading products are conducted by the treasury analytics team, which are then reviewed by the market risk department and governed by the Board approved independent model validation policy. The Valuation Committee is apprised of the model validation results in its quarterly meetings. Moreover, the market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on a month-end basis for accurate valuation in accordance with the independent model validation policy of the Bank.

II. Asset Liability Management

The ALM risk management process consists of management of liquidity risk and IRRBB. Liquidity risk is the risk that the Bank may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses. IRRBB refers to the potential adverse financial impact on the Bank’s banking book from changes in interest rates. The banking book is comprised of assets and liabilities that are incurred to create a steady income flow or to fulfill statutory obligations. Such assets and liabilities are generally held to maturity. The Bank carries various assets, liabilities and off-balance sheet items across markets, maturities and benchmarks, exposing it to risks from changing interest rates. The Bank’s objective is to maintain liquidity risk and IRRBB within certain tolerance limits. The ALM limits are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits are reviewed at least annually.

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

Risk Policy and Monitoring Committee of the Board

The RPMC is a Board-level committee, which supports the Board by supervising the implementation of risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It ensures that frameworks are established for assessing and managing liquidity and interest rate risks faced by the Bank. The RPMC meets at least once every quarter. The RPMC’s role includes, inter alia:

1	to review and recommend for Board approval the liquidity and interest rate risk policies or any other amendment thereto; and

2.	to ratify excess utilization of Board-approved limits except where delegated to ALCO.

Asset Liability Committee (“ALCO”)

The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The role of the ALCO includes the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board;

•	determining the structure, responsibilities and controls for managing liquidity and interest rate risk;

•	ensuring operational independence of risk management function;

•	reviewing stress test results; and

•	deciding on the transfer pricing policy of the Bank.

ALM Support Group

The ALM support group is responsible for analyzing, monitoring, and reporting the relevant risk profiles to senior management and relevant committees. The ALM support group comprises the balance sheet management desk (Treasury), market risk department, treasury mid-office and financial control.

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

Stock approach involves measurement of certain critical ratios in respect of liquidity risk. Based on the RBI guidelines, a set of liquidity ratios under stock approach is monitored on a periodic basis.

In addition, the Bank is required to maintain Liquidity Coverage Ratio. The regulatory minimum requirement for the ratio is 100 percent starting from January 1, 2019 (which was 90 percent between January 2018 to December 2018).

Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.

Interest Rate Risk in Banking Book

Interest rate risk is the risk where changes in market interest rates affect a bank’s financial position. Changes in interest rates impact a bank’s earnings through changes in its net interest income (“NII”). Changes in interest rates also impact a bank’s market value of equity (“MVE”) or net worth through changes in the economic value of its rate-sensitive assets, liabilities and off-balance sheet positions. The interest rate risk, when viewed from these two perspectives, is known as “earnings perspective” and “economic value perspective”, respectively.

The Bank measures and controls IRRBB using both the earnings perspective (measured using the traditional gap analysis method) and the economic value perspective (measured using the duration gap analysis method) as detailed below. These methods involve grouping of rate-sensitive assets (“RSA”) and rate-sensitive liabilities (“RSL”), including off-balance sheet items, based on the maturity or repricing dates. The Bank shall classify an asset or liability as rate sensitive or non-rate sensitive in line with the RBI guidelines, as amended, from time to time.

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

While earnings perspective calculates the short-term impact of the rate changes, the Economic Value Perspective calculates the long-term impact on the MVE of the Bank through changes in the economic value of its rate-sensitive assets, liabilities and off-balance sheet positions. Economic value perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing of the modified duration gap between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of MVE to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under 200 basis points upward and downward parallel rate shocks.

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

Organizational Structure for Managing Operational Risk

The RPMC reviews and recommends to the Board the overall operational risk management framework for the Bank. The Operational Risk Management Committee, which is headed by the Chief Risk Officer and consists of senior management functionaries (including the Group Head—Audit, Group Head—Operations and senior representatives from all the relevant business verticals), oversees the implementation of the operational risk management framework approved by the Board. An independent operational risk management department is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support functions in managing operational risk.

Risk Measurement and Monitoring

While the day-to-day operational risk management lies with business lines, operations and support functions, the operational risk management department is responsible for designing tools and techniques for identification and monitoring of operational risk across the Bank consistent with the framework approved by the Board. The unit also ensures operational risk exposures are captured and reported to the relevant levels of the management for initiating suitable risk mitigations in order to contain operational risk exposures within acceptable levels. The internal audit department evaluates the adequacy and effectiveness of the internal control systems and procedures, in the risk management functions as well as across the various business and support units of the Bank.

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•

A bottom-up risk assessment process, risk control self-assessment, to identify high-risk areas so that the Bank can initiate timely remedial measures. This assessment is conducted annually to update senior management of the risk level across the Bank.

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

Competition

We face intense competition in all our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In February 2013, the RBI issued guidelines for the entry of new banks in the private sector, including eligibility criteria, capital requirements, shareholding structure, business plan and corporate governance practices. Pursuant to these guidelines, in fiscal 2016 IDFC Bank and Bandhan Bank commenced banking operations.

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

In mutual fund sales and other investment-related products, our principal competitors are brokers, foreign banks and other new private sector banks.

Wholesale Banking

Our principal competitors in wholesale banking are public and new private sector banks as well as foreign banks. The large public sector banks have traditionally been market leaders in commercial lending. Foreign banks have focused primarily on serving the needs of multinational companies and Indian corporations with cross-border financing requirements, including trade and transactional services and foreign exchange products and derivatives, while the large public sector banks have extensive branch networks and large local currency funding capabilities.

Treasury

In our treasury advisory services for corporate clients, we compete principally with foreign banks in foreign exchange and derivatives, as well as public sector banks and new generation private sector banks in the foreign exchange and money markets business.

Employees

The number of our employees was 98,061 as of March 31, 2019. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1 percent of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay plans are comprised of periodic performance linked pay (PLP), annual performance linked bonus and employee stock option plans.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by Government regulation under which the fund is required to pay to employees a minimum annual return, which is 8.65 percent at present. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. We also contribute specified amounts to a pension fund in respect of certain of our former-CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

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

As of March 31, 2019, we had a network consisting of 5,103 banking outlets and 13,160 ATMs, including 7,124 at non-branch locations. These facilities are located throughout India with the exception of three banking outlets which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya. We set up and commenced business in an International Financial Service Centre Banking Unit at the Gujarat International Finance Tec-City in June 2017. This branch is treated as an overseas branch.

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

Legal Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business, including certain spurious or vexatious proceedings with significant financial claims present on the face of the complaint but that we believe lack any merit based on the historical dismissals of similar claims. Accordingly, we believe there are currently no legal proceedings, which, if adversely determined, might materially affect our financial condition or the results of our operations.

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

The global economy is expected to slow down in 2019, with the IMF predicting global growth to decrease to 3.3 percent in 2019 from 3.6 percent in 2018, with growth in developed economies such as the United States slowing to 2.3 percent in 2019 from 2.9 percent in 2018. Growth in emerging markets and developing economies is also expected to soften marginally to 4.4 percent in 2019 compared to 4.5 percent in 2018. The IMF expects China to see a moderation in its growth rate (from 6.6 percent in 2018 to 6.3 percent in 2019) and were this slowdown to be sharp, it could also have some negative implications for emerging markets, including India, through trade channels and impact on investors’ sentiment.

While we believe it is unlikely that, amid a slowdown in economic growth in the United States, the United States Federal Reserve will further increase interest rates in 2019, and that interest rates may even be reduced again, there is no reliable indication regarding the timing of such a reduction. This uncertainty could undermine financial stability in an emerging market economy like India, especially if coupled with the start of tightening monetary policies elsewhere in advanced economies, for instance in the U.K. Such economic conditions in addition to current and expected political uncertainties in the Eurozone, in particular, the negotiations between U.K. and EU policymakers following the U.K.’s vote to leave the European Union, could result in heightened volatility and risk on sentiment which could adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. India also faces major challenges in sustaining its growth rate, including the need for substantial infrastructure development and improved access to healthcare and education.

In fiscal 2015, the Government introduced a new methodology for estimating the gross domestic product (“GDP”) and also began publishing sector data on a gross value added basis. According to the new methodology, India’s GDP grew by 7.4 percent in fiscal 2015, 8.0 percent in fiscal 2016, 8.2 percent in fiscal 2017, 7.2 percent in fiscal 2018 and 6.8 percent in fiscal 2019. In addition, the RBI entered into a monetary policy framework agreement with the Government of India, affirming that the RBI would pursue a consumer inflation target of 4 percent with an upper tolerance level of 6 percent and lower limit of 2 percent for the five years ending March 31, 2021. Actual inflation readings so far have remained within the RBI’s target zone—consumer price inflation declined to 3.4 percent in fiscal 2019 from 3.6 percent in fiscal 2018, 4.5 percent in fiscal 2017 and 4.9 percent in fiscal 2016.

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

We have grown rapidly over the last three fiscals. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2018 grew at a compounded annual growth rate of 23.2 percent. The compounded annual growth for the Indian Banking Industry for the same period was approximately 5.8 percent. The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2014, we had a branch network comprised of 3,403 banking outlets, which increased to 5,103 banking outlets as at March 31, 2019. Section 23 of the Banking Regulation Act, 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new banking outlets. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI has further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets”. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of banking outlets we will be able to open, which would, in turn, have an impact on our future growth.

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

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2019, net interest revenue after allowances for credit losses represented 73.1 percent of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

The combination of global disinflationary pressures, better supply management of food items, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices have helped to keep domestic inflation in check in recent years, thereby causing consumer price index inflation to decrease from levels of 8.25 percent in March 2014 to 5.25 percent in March 2015 to 4.83 percent in March 2016 to 3.89 percent in March 2017. For March 2018, although inflation was higher it remained within the RBI’s target zone at 4.3 percent. In March 2019, headline inflation decreased to 2.9 percent. The softening in inflation led the RBI to cut the policy repo rate by 75 basis points in fiscal 2016, by another 50 basis points in fiscal 2017 and by 25 basis points in fiscal 2018. However, in fiscal 2019 the repo rate was raised by 25 basis points in light of the high oil prices and other potential inflationary risks. In addition, in order to make the liquidity situation more comfortable, the RBI also conducted net open market operations (“OMOs”) with purchases of Rs. 1.1 trillion in fiscal 2017 and sales of Rs. 0.9 trillion in fiscal 2018. In fiscal 2019, the RBI again conducted an OMO with the purchase of Rs 3.0 trillion. In response to the declining policy rates, easing liquidity conditions, the benchmark bond yield eased during most of fiscals 2016, 2017 and 2018. However, yields in fiscal 2019 increased on concerns of risks to inflation and fiscal concerns at both the center and state level. The RBI increased the policy repo rate to 6.25 percent in June 2018 and to 6.5 percent in August 2018. However, since February 2019, the RBI cut the repo rate by 75 basis points to 5.75 percent, as of June 6, 2019.

On a going-forward basis, there are certain trends that could change interest rates or lead to increase in interest rate volatility. If the fiscal deficit for each state and for the center is much higher than the fiscal deficit target, or if crude oil prices remain relatively high, or if headline inflation rises rapidly, the RBI could change its stance and raise rates in the current fiscal. A further narrowing of liquidity surplus (domestically or globally) could lead to further rise in bond yields in fiscal 2020. These trends could be more intense than we expect, or interest rates and bond yields could change as a result of a number of different factors which we cannot predict at this time. Any volatility in interest rates could thereby adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

On July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer compel or persuade banks to contribute to LIBOR rate setting after 2021. It remains unclear whether LIBOR will continue to be viewed as an acceptable market benchmark rate, what rate or rates may develop as accepted alternatives to LIBOR, or what the effect of any such changes may have on the markets for LIBOR-based financial instruments.

Uncertainty as to the nature of potential changes, alternative reference rates or other reforms may adversely affect market liquidity, the pricing of LIBOR-based instruments and the availability and cost of associated hedging instruments and borrowings. Payments under contracts referencing new reference rates may differ from those referencing LIBOR. The transition may change our risk profile and require changes to risk and pricing models, valuation tools, product design and hedging strategies. Although we are unable to quantify the ultimate impact of the transition from LIBOR given the uncertain nature of the potential changes, we continue to monitor the developments related to the future of LIBOR in line with any regulatory or quasi-regulatory guidance. Moreover, the failure to manage any potential transition from LIBOR to a different reference rate, or rates, may adversely affect our reputation, business and financial condition, and results of operations. See “Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense” and “Selected Statistical Information—Yields, Spreads and Margins”.

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and non-performing credit substitutes represented 1.50 percent of our gross customer assets as of March 31, 2019. Our non-performing loans and non-performing credit substitutes net of specific provisions represented 0.59 percent of our net customer assets portfolio as of March 31, 2019. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2019, 69.0 percent of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See “Note 9—Loans” in our consolidated financial statements.

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

We calculate customer and industry exposure (i.e., the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by the RBI, computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2019, our largest single customer exposure was Rs. 152.6 billion, representing 10.6 percent of our capital funds, and our ten largest customer exposures totaled Rs. 918.7 billion, representing 63.9 percent of our capital funds, in each case, computed in accordance with RBI guidelines. None of our 10 largest customer exposures were classified as non-performing as of March 31, 2019. However, if any of our 10 largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. The RBI has released guidelines on “Large Exposures Framework” in December 2016 and April 2019, and has further revised these guidelines by its circular dated June 2019. The guidelines govern exposure of banks to a single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20 percent of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties (as defined in the guidelines) must not be higher than 25 percent of the bank’s available eligible capital base at all times. The eligible capital base for this purpose is the effective amount of Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI as per the last audited balance sheet. Most of the guidelines under this framework have been implemented with effect from April 1, 2019 and the extant exposure norms applicable for credit exposure to individual borrowers or to groups of companies under the same management control will no longer be applicable from that date.

Further, in June 2019, the RBI issued the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. These directions replace the framework for resolution of stressed assets (including the framework for revitalizing distressed assets, joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets). In accordance with the circular, lenders must recognize developing stress in loan accounts, immediately on default. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution and they are expected to initiate implementation of the resolution plan even before default occurs. If a default occurs, however, lenders have a review period of 30 days within which their resolution strategy is to be decided. The directions provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 20 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If there is a delayed implementation of the resolution plan, lenders are required to make an additional provision of 20 percent of the total amount outstanding in addition to the provisions already held and provisions required to be made as per asset classification status of the borrower’s account, subject to a total provisioning of 100 percent of the total amount outstanding. Lenders are required to make appropriate disclosures of resolution plans implemented in their financial statements under “Notes on Accounts”.

As of March 31, 2019, our largest industry concentrations, based on RBI guidelines, were as follows: NBFC/financial intermediaries (4.6 percent), retail trade (4.3 percent), banks and financial institutions (4.3 percent) and automobile and auto ancillary (3.6 percent). In addition, as of March 31, 2019, 23.4 percent of our exposures were consumer loans. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2019, our non-performing loans and credit substitutes as a percentage of total non-performing customer assets in accordance with U.S. GAAP were concentrated in the following industries: Agriculture production-food (13.5 percent), wholesale trade-non industrial (11.3 percent), food and beverage (6.1 percent) and retail trade (5.5 percent). In addition, 16.0 percent of our non-performing customer assets were consumer loans.

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

The RBI prescribes guidelines on PSL in India. Under these guidelines, banks in India are required to lend 40.0 percent of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The RBI has issued revised priority sector lending norms applicable from fiscal 2016 onwards. The priority sector requirements must be met as of March 31 of each year with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. From fiscal 2017, PSL achievement is required to be evaluated at the end of the fiscal based on the average of priority sector target/sub-target achievement as at the end of each quarter of that fiscal. See “Supervision and Regulation—Directed Lending”. Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with the National Bank for Agriculture and Rural Development (“NABARD”) and other Funds with NABARD, National Housing Bank (“NHB”), Small Industries Development Bank of India (“SIDBI”) or Micro Units Development and Refinance Agency Limited (“MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion.

Further, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. The target for fiscal 2019 was 11.78 percent. Failure to maintain these lending levels to non-corporate farmers will attract penalties. The RBI has also directed banks to continue to pursue the target of 13.5 percent of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets.

Our total PSL achievement for fiscal 2018 stood at 41.2 percent and our achievement of direct lending to non-corporate farmers stood at 14.6 percent for fiscal 2018 as against a requirement of 40 percent and 11.78 percent, respectively. In fiscal 2018 agricultural loans made to small and marginal farmers were 7.3 percent of ANBC, against the requirement of 8.0 percent with a shortfall of Rs. 96.0 billion. Advances to sections termed “weaker” by the RBI were 10.2 percent against the requirement of 10.0 percent. Our achievement stood at 14.7 percent compared to a target of 13.5 percent of ANBC towards lending to borrowers, who constituted the direct agriculture lending category under the earlier guidelines. We met our priority sector lending requirements in fiscal 2019.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.6 percent as of March 31, 2019 (0.6 percent as of March 31, 2018). Further expansion of the PSL scheme could result in an increase of non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

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

Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2019, 69.0 percent of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, our records of borrowers’ and guarantors, addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India, which negatively impacted the value of our collateral.

The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. In February 2018, RBI released a revised framework for resolution of stressed assets providing a simplified generic framework for resolution of stressed assets to harmonize the process of resolving stressed assets with the insolvency resolution process provided under the Insolvency and Bankruptcy Code, 2016 and the rules prescribed thereunder (the “Insolvency and Bankruptcy Code”). See “Supervision and Regulations – Resolution of Stressed Assets”.

The Insolvency and Bankruptcy Code was introduced in December 1, 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see “Supervision and Regulation—The Insolvency and Bankruptcy Code, 2016”. However, given the limited experience of this framework, there can be no assurance that we will be able to successfully implement the above-mentioned mechanisms and recover the amounts due to us in full. The inability to foreclose on such loans due or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income.

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

For example, our hedging strategies and other risk management techniques may not be fully effective in mitigating risks in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some methods of managing risks are based upon observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be greater than the historical measures indicated. Other risk management methods depend upon an evaluation of information regarding markets, customers or other matters. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. As part of our ordinary decision-making process, we rely on various models for risk and data analysis. These models are based on historical data and supplemented with managerial input and comments. There are no assurances that these models and the data they analyze are accurate or adequate to guide our strategic and operational decisions and protect us from risks. Any deficiencies or inaccuracies in the models or the data might have a material adverse effect on our business, financial condition or results of operation.

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

As of March 31, 2019, the RBI requires a minimum capital adequacy ratio of 11.025 percent (including capital conservation buffer) of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 17.11 percent as of March 31, 2019. Our CET-I ratio was 14.93 percent as of March 31, 2019. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India and in July 2015, the RBI issued a master circular consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier I capital instruments at a pre-specified trigger level. The RBI by its circular dated January 2019 has deferred the implementation of the last tranche of the capital conservation buffer from March 31, 2019 to March 31, 2020. Consequently, for Additional Tier I instruments issued before March 31, 2020, i.e., before the full implementation of Basel III there would be two pre-specified triggers. A lower pre-specified trigger at CET-I of 5.5 percent of risk weighted assets (“RWAs”) will apply and remain effective before March 31, 2020; from this date the trigger will be raised at CET-I of 6.125 percent of RWAs for all such instruments. Additional Tier I instruments issued on or after March 31, 2020 will have only one pre-specified trigger at CET-I of 6.125 percent of RWAs. The capital requirement, including the capital conservation buffer, will be 11.5 percent once these guidelines are fully phased in. Domestic systemically important banks (“D-SIB”) are required to maintain additional CET-I capital requirement ranging from 0.2 percent to 0.8 percent of risk weighted assets. We have been classified a D-SIB and we are required to maintain additional CET-I of 0.2 percent with effect from April 1, 2019. See “Supervision and Regulation—Domestic Systemically Important Banks”. Banks will also be required to have an additional capital requirement towards countercyclical capital buffer varying between 0 percent and 2.5 percent of the risk weighted assets as and when announced by the RBI. The transitional arrangements began from April 1, 2013 and was required to be fully implemented as of March 31, 2019. However, the RBI by its circular dated January 2019 has deferred the implementation of the last tranche of the capital conservation buffer from March 31, 2019 to March 31, 2020. Additionally, the Basel III LCR, which is a measure of the Bank’s high quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, began applying in a phased manner that started with a minimum requirement of 60 percent from January 1, 2015 and a minimum of 100 percent on January 1, 2019. The LCR requirement presently stands at 100%. These various requirements including requirements to increase capital to meet increasing capital adequacy ratios could require us to forego certain business opportunities. Further pursuant to a circular issued by the RBI dated June 2019, under Basel III, D-SIBs are required to maintain a minimum leverage ratio of 4 percent as compared to 3.5 percent required to be maintained by other scheduled commercial banks, with effect from October 1, 2019. Since, we have been classified as a D-SIB we will be required to comply with this requirement.

We believe that the demand for Basel III compliant debt instruments, such as Tier II capital eligible securities, may be limited in India. In the past, the RBI has reviewed and made amendments in its guidelines on Basel III capital regulations with a view to facilitating the issuance of non-equity regulatory capital instruments by banks under the Basel III framework. It is unclear what effect, if any, these amendments may have on the issuance of Basel III compliant securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel III compliant securities in India.

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

Our business leads us to rely on different types of third parties, which exposes us to risks. For example, we enter into outsourcing arrangements with third party vendors, in compliance with the RBI guidelines on outsourcing. These vendors provide services which include, among others, cash management services, software services, client sourcing, debt recovery services and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third parties will adhere to their contractual obligations. Additionally, we also rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is interdependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising out of or in relation to frauds uncovered in early 2018 at one of India’s public sector banks). If there is a disruption in the third-party services, or if the third-party service providers discontinue their service agreement with us, our business, financial condition and results of operations will be adversely affected. In case of any dispute with any of the foregoing parties, we cannot assure you that the terms of our arrangements with such parties will not be breached, which may result in costs such as litigation costs or the costs of entering into agreements with third parties in the same industry, and such costs may materially and adversely affect our business, financial condition and results of operations. We may also suffer from reputational and legal risks if one of these third parties acts unethically or unlawfully, and if any Bank in India, especially a private Bank, or any of our key overseas correspondent banks were to fail, this could materially and adversely affect our business, financial condition, growth prospects or the price of our equity shares.

HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.

HDFC Group owned 21.38 percent of our equity as of March 31, 2019. So long as HDFC Group holds at least a 20 percent equity stake in us, HDFC Limited is entitled to nominate two directors, our Chairperson and Managing Director, to our Board of Directors. These two directors are not required to retire by rotation and their appointments are subject to RBI approval. Shyamala Gopinath has been reappointed as part-time Non-Executive Chairperson for three years with effect from January 2, 2018. Keki Mistry, the Vice Chairman and Chief Executive Officer of HDFC Limited is a member of our Board of Directors. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.

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

HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC Group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC Group companies and may effectively prevent us from taking advantage of business opportunities. See Note 28 “Related Party Transactions” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal 2019. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forego other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

HDFC Limited may prevent us from using the HDFC Bank brand if they reduce their shareholding in us to below 5 percent.

As part of a shareholder agreement executed when HDFC Bank was formed, HDFC Limited has the right to prevent us from using “HDFC” as part of our name or brand if HDFC Limited reduces its shareholding in HDFC Bank to an amount below 5 percent of our outstanding share capital. If HDFC Limited were to exercise this right, we would be required to change our name and brand, which could require us to expend significant resources to establish new branding and name recognition in the market as well as undertake efforts to rebrand our banking outlets and our digital presence. This could have a material adverse effect on our financial performance.

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, such as with HDFC Limited, which could restrict the growth of our business and operations.

RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under the Banking Regulation Act, a shareholder presently cannot exercise voting rights in excess of 15 percent of the total voting rights, which ceiling on voting rights may be increased in a phased manner up to 26 percent by the RBI. In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)

In the case of individuals and non-financial entities (other than promoters/a promoter group), 10 percent of the paid up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter/promoter group shareholding shall be as prescribed under the February 2013 guidelines, i.e., 15 percent.

(ii)	In the case of entities from the financial sector, other than regulated or diversified or listed, 15 percent of the paid-up capital.

(iii)

In the case of “regulated, well diversified, listed entities from the financial sector” shareholding by supranational institutions, public sector undertaking or governments, up to 40 percent of the paid-up capital is permitted for both promoters/a promoter group and non-promoters.

The RBI may permit increase of stake beyond the limits mentioned above on a case-to-case basis under circumstances, such as relinquishment by existing promoters, rehabilitation, restructuring of problems, weak banks, entrenchment of existing promoters or in the interest of the bank or in the interest of consolidation in the banking sector.

Such restrictions could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. The RBI’s approval is required for the acquisition or transfer of a bank’s shares, which will increase the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5 percent or more of its total paid-up capital. The RBI, when considering whether to grant an approval, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests, as prescribed by the RBI. The RBI has accorded its approval for HDFC Limited to hold more than 10 percent of our stock. HDFC Limited’s substantial stake in us could discourage or prevent another entity from exploring the possibility of a combination with us. These obstacles to potentially synergistic business combinations could negatively impact our share price and have a material adverse effect on our ability to compete effectively with other large banks and consequently our ability to maintain and improve our financial condition.

Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), all related party transactions will require approval from the audit committee. Further, all material related party transactions (based on the threshold provided under the SEBI Listing Regulations) will require shareholders’ approval. Further, pursuant to the SEBI Listing Regulations a related party shall not vote with regard to the approval of these transactions. For transactions with HDFC Limited shareholder approvals have been obtained for fiscal 2019. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.

Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49 percent of the paid-up capital under the automatic route. This limit can be increased to 74 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74 percent of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operation and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2019, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 71.99 percent, respectively of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively, affect the price of the Bank’s shares and could limit the ability of investors to trade the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “Supervision and Regulation—Foreign Ownership Restriction”.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the efforts of our Chairperson, our Managing Director, our Executive Director and members of our senior management. Our future performance is dependent on the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.

We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

The RBI is empowered under the Banking Regulation Act to impose penalties on banks and their employees to enforce applicable regulatory requirements. In fiscal 2014, the RBI imposed penalties on us and many other banks for certain irregularities and violations discovered by the RBI during its scrutiny conducted in the first half of 2013, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in the periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers), including for the sale of third party products, the sale of gold coins for cash in excess of Rs. 50,000 in certain cases and the non-submission of proper information as required by the RBI. We paid a penalty of Rs. 45.0 million in June 2013. Further, in this regard, the Financial Intelligence Unit (India) (the “FIU”), in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions. We filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. Pursuant to the directions of the appellate tribunal, the Bank created a fixed deposit of Rs. 2.6 million in favor of the FIU. In June 2017, the appellate tribunal dismissed the penalty levied by the FIU and observed that the prescribed matter fell within the provisions of section 13(2)(a) of the Prevention of Money Laundering Act, 2002 (“PMLA”), 2002 (pursuant to which a warning was required to be given to the Bank), and that the matter did not fall within section 13(2)(d) of the PMLA (pursuant to which monetary penalties can be imposed on failure to comply with certain obligations under the PMLA) as mentioned by the FIU. The appellate tribunal further ordered that the fixed deposit created by the Bank as per the interim order of the appellate tribunal be released. In a letter dated September 8, 2017, we requested FIU’s consent for liquidation of the Rs. 2.6 million fixed deposit receipt given the resolution of the case. FIU has responded to us on October 25, 2017, advising that it has challenged the appellate tribunal’s order to release the fixed deposit receipt. They advised that the appeal, including application for stay, is to be listed before the Delhi High Court in due course and accordingly at this stage our request to liquidate the fixed deposit receipt is premature. Subsequently, we received a summons on the notice for a hearing from the High Court of Delhi in connection with an appeal filed with them by FIU-IND challenging the order of the Appellate Tribunal. On May 10, 2018, the High Court had granted eight weeks’ time to us to furnish our response. The matter was heard on December 6, 2018. Meanwhile, the FDR in the name of FIU was renewed for a further period of one year. We filed (i) replies to the Appeal made by FIU and (ii) an application for interim stay on July 11, 2018. The counsel for FIU-IND, however, sought additional time to file its rejoinder. The court accepted this request and now the matter is listed for further proceedings on August 1, 2019. See “Supervision and Regulation – Penalties”.

During fiscal 2014, the RBI investigated a corporate borrower’s loan and current accounts maintained with 12 Indian banks, including us. Based on its assessment, the RBI, in its press release dated July 25, 2014, levied penalties totaling Rs. 15 million on the 12 Indian banks. The penalty levied on us was Rs. 0.5 million on the grounds that we failed to exchange information about the conduct of the corporate borrower’s account with other banks at intervals as prescribed in the RBI guidelines on “Lending under Consortium Arrangement/Multiple Banking Arrangements”. In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI imposed a penalty of Rs. 20.0 million on us in July 2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to Know Your Customer (“KYC”) and Anti-Money Laundering (“AML”) guidelines in this respect. During fiscal 2019 we received two separate fines for non-compliance with certain RBI directives. In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million on us for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008. In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10 million on us for failing to comply with its KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47A(1)(c) and Section 46(4)(i) of the Banking Regulation Act, 1949. We have since implemented corrective action to strengthen our internal control mechanisms so as to ensure that such incidents do not repeat themselves. See “Supervision and Regulation—Penalties”.

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

Transactions with counterparties in countries designated as state sponsors of terrorism by the United States State Department, the Government of India or other countries, or with persons targeted by United States, Indian, EU or other economic sanctions may cause potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.

We engage in business with customers and counterparties from diverse backgrounds. In light of United States, Indian, EU and other sanctions, it cannot be ruled out that some of our customers or counterparties may become the subject of sanctions. Such sanctions may result in our inability to gain or retain such customers or counterparties or receive payments from them. In addition, the association with such individuals or countries may damage our reputation or result in significant fines. This could have a material adverse effect on our business, financial results and the prices of our securities.

These laws, regulations and sanctions or similar legislative or regulatory developments may further limit our business operations. If we were determined to have engaged in activities targeted by certain United States, Indian, EU or other statutes, regulations or executive orders, we could lose our ability to open or maintain correspondent or payable-through accounts with United States financial institutions, among other potential sanctions. In addition, depending on sociopolitical developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with certain restricted targets. The above circumstances could have a material adverse effect on our business, financial results and the prices of our securities.

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

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2019, 38.5 percent of our loans are expected to mature within the next one year and 43.4 percent of our loans are expected to mature between the next one to three years. As of March 31, 2019, 36.8 percent of our deposits are expected to mature within the next year and 39.2 percent of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which period the bout of interest rate tightening in India was faster than in many other economies. The RBI raised key policy rates from 5.25 percent (repo rate) in April 2010 to 8.5 percent in October 2011. However, key policy rates were eased from 8.0 percent (repo rate) in April 2012 to 7.25 percent in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (which was introduced by the RBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased from 200 basis points above the repo rate in September 2013 to 100 basis points above repo rate in October 2013. In contrast, the policy rates were tightened from 7.5 percent (repo rate) in September 2013 to 8.0 percent in January 2014. The RBI reduced the policy repo rate again to 7.75 percent in January 2015, further reducing it to 7.5 percent in March 2015, 7.25 percent in June 2015, 6.75 percent in September 2015, 6.5 percent in April 2016, 6.25 percent in October 2016, and 6.0 percent in August 2017, before increasing it to 6.25 percent in June 2018 and 6.5 percent in August 2018. Since then, the RBI has reduced the repo rate in February 2019, April 2019 and June 2019, in each instance by 25 basis points. We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) a portion of our liabilities in bonds issued by the Government (19.0 percent as of June 2019, computed as per guidelines issued by the RBI). We are also required to maintain 4 percent of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.

Further competition and the development of advanced payment systems by our competitors would adversely impact our cash float and decrease fees we receive in connection with cash management services.

The Indian market for cash management services (“CMS”) is marked by some distinctive characteristics and challenges such as a vast geography, a large number of small business-intensive towns, a large unorganized sector in various business supply chains and infrastructural limitations for accessibility to many parts of the country. Over the years, such challenges have made it a daunting task for CMS providers in the country to uncover the business potential and extend suitable services and product solutions to the business community.

We have been able to retain and increase our share of business in cash management services through traditional product offerings as well as by offering new age electronic banking services. With new entrants in the payment space such as new payment banks now being granted licenses to conduct business and certain financial technology companies, the competition in the payments landscape is likely to increase. Any increased competition within the payment space, any introduction of a more advanced payment system in India or an inability for us to sustain our technology investments, may have a material adverse effect on our financial condition.

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

As per RBI norms, a bank’s capital market exposure is limited to 40 percent of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2019 was 16.6 percent of our net worth on a non-consolidated basis and 17.8 percent on a consolidated basis, in each case, under Indian GAAP. See “Supervision and Regulation—Large Exposures Framework”. If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.

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

For example, pursuant to the media reports during fiscal 2018, certain unpublished price sensitive information (“UPSI”) relating to our financial results for the quarter ended December 31, 2015 and June 30, 2017 was leaked in a private “group” on the WhatsApp mobile app ahead of the official publication of such results. Following this leak, we received an order from SEBI on February 23, 2018 directing us to (i) strengthen our processes, systems, and controls relating to information security to prevent future leaks, (ii) submit a report on (a) the systems and controls, how they have been strengthened, and at what regular intervals they are monitored, and (b) the details of persons who are responsible for monitoring such systems, and (iii) conduct an internal inquiry into the leakage of UPSI relating to our financial results and submit a report in relation thereto. In accordance with the SEBI order, we filed both reports with SEBI on May 30, 2018. Any additional action by SEBI in connection with its investigation and our respective reports may subject us to further scrutiny or enforcement actions and have a material adverse effect on our reputation, business, financial position or results of operation.

Significant fraud, system failure or calamities would disrupt our revenue-generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring the security of this system and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Fraud or system failures by other Indian banking institutions (such as frauds uncovered in early 2018 at one of India’s public sector banks) could also adversely affect our reputation and revenue-generating activity by reflecting negatively on our industry more generally, and in certain circumstances we could be required to absorb losses arising from intentional or unintentional acts by third-party institutions. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

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

We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements, and requesting check books. We are therefore exposed to various cyber threats related to these services or to other sensitive Bank information, with such threats including: (a) phishing and trojans targeting our customers, whereby fraudsters send unsolicited mails to our customers seeking account-sensitive information or infecting customer computers in an attempt to search and export account-sensitive information; (b) hacking, whereby attackers seek to hack into our website with the primary intention of causing reputational damage to us by disrupting services; (c) data theft whereby cyber criminals attempt to intrude into our network with the intention of stealing our data or information or to extort money; and (d) leaking, whereby sensitive internal Bank data or customer information is inappropriately disclosed by parties entitled to access it. Attempted cyber threats fluctuate in frequency but are generally increasing in frequency, and while certain of the foregoing events have occurred in the past, we cannot guarantee they will not reoccur in the future. As the sophistication of cyber-incidents continues to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. In addition, cyber incidents may remain undetected for an extended period.

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

The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49 percent of the paid-up capital is permitted in Indian private sector banks under the automatic route and this limit can be increased up to 74 percent with prior approval of the Government of India. However, under the Banking Regulation Act, read together with the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016, a shareholder cannot exercise voting rights in excess of 15 percent of the total voting rights. The ceiling on voting rights may be increased in a phased manner up to 26 percent by the RBI. The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. See “Supervision and Regulation—Entry of new banks in the private sector”. Reduced restrictions on foreign ownership of Indian banks could increase the presence of foreign banks in India, increased competition in the industry in which we operate.

In February 2013, the RBI released guidelines for the licensing of new banks in the private sector. The RBI permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company (“NOFHC”) route, subject to compliance with certain specified criteria. Such a NOFHC was permitted to be the holding company of a bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, in fiscal 2016 IDFC Bank and Bandhan Bank commenced banking operations.

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

Many of our banking outlets have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing banking outlets, which adversely affects our profitability.

As at March 31, 2014, we had 3,403 banking outlets and as at March 31, 2019, we had 5,103 banking outlets, a significant increase in the number of banking outlets. Some of the newly added banking outlets are currently operating at a lower efficiency level as compared with our established banking outlets. While we believe that the newly added banking outlets will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added banking outlets, if continued over an extended period of time, would have a material adverse effect on our profitability.

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

Scheduled commercial banks in India, including us, insurers/insurance companies and non-banking financial companies will be required to prepare financial statements under Indian Accounting Standards, as per the implementation roadmap drawn up by the Ministry of Corporate Affairs. In addition, we may adopt IFRS for the purposes of our filings pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). If we do, we may be adversely affected by this transition.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “Roadmap”). This Roadmap required such institutions to prepare IND-AS-based financial statements for the accounting periods commencing on or after April 1, 2018 and to prepare comparative financial information for accounting periods beginning April 1, 2017 and thereafter. The RBI, in its circular dated February 11, 2016, required all scheduled commercial banks to comply with IND-AS for financial statements for the same periods stated above. The RBI did not permit banks to adopt IND-AS earlier than the above timelines. The RBI circular also required the RBI to issue guidance and clarifications, as and when required, on the relevant aspects of IND-AS implementation. Presently, certain legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, the RBI, in its circular dated March 22, 2019 deferred the implementation of IND-AS until further notice.

In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be same as the accounting period for IND-AS which is dependent on instructions to be issued by the RBI for the implementation of IND-AS. For our first year of reporting in accordance with IFRS, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.

The new accounting standards are expected to change, among other things, our methodologies for estimating allowances for probable loan losses and classifying and valuing our investment portfolio, as well as our revenue recognition policy. It is possible that our financial condition, results of operations and changes in shareholders’ equity may appear materially different under IND-AS or IFRS than under Indian GAAP or U.S. GAAP, respectively. Further, during the transition to reporting under the new standards, we may encounter difficulties in the ongoing implementation of the new standards and development of our management information systems. Given the increased competition for the small number of IFRS-experienced accounting personnel in India, it may be difficult for us to employ the appropriate accounting personnel to assist us in preparing IND-AS or IFRS financial statements. Moreover, there is no significant body of established practice from which we may draw when forming judgments regarding the application of the new accounting standards. There can be no assurance that the Bank’s controls and procedures will be effective in these circumstances or that a material weakness in internal control over financial reporting will not occur. Further, failure to successfully adopt IND-AS or IFRS could adversely affect the Bank’s business, financial condition and results of operations.

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

The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in recent years. In particular, sub-prime mortgage loans in the United States have experienced increased rates of delinquency, foreclosure and loss. The recent history of financial crises, which have affected both emerging and developed economies, has given rise to heightened liquidity and credit concerns and caused an increase in volatility in the global credit and financial markets. Developments in the Eurozone have further exacerbated concerns relating to liquidity and volatility in global capital markets.

Developments in the Eurozone during the past couple of years have exacerbated concerns in the financial markets. Large budget deficits and rising public debts have triggered sovereign debt crisis in multiple European countries that resulted in the bailout of certain economies and increased the risk of government debt defaults, forcing governments to undertake aggressive budget cuts and austerity measures. On the back of this crises, the U.K. voted to leave the European Union in 2016, prompting a plunge in the pound sterling and a credit rating downgrade. The outcome of the U.K. referendum created fear of potential further exits from the European Economic and Monetary Union. While some of these apprehensions were alleviated by favorable outcomes of subsequent Dutch and French elections, election results in Germany, Italy (where anti-EU parties gained support), the rise of separatists in Spain remain and the recently concluded European Union elections show that these fears still persist. The election of a new prime minister in the U.K. may increase the likelihood of the U.K.’s exit, on October 31, 2019, without an agreement to govern the future relationship between the U.K. and European Union, further exacerbating concerns in the financial markets. In any case, the terms of the U.K.’s exit from the European Union remain in the process of being negotiated and this uncertainty regarding the future of the relationship between the U.K. and the European Union could keep financial markets on edge. In addition, the sovereign ratings of various European Union countries have been downgraded since 2012. Financial markets and the supply of credit could continue to be negatively impacted by ongoing concerns surrounding the sovereign debts and fiscal deficits of European countries, the possibility of further downgrades of, or defaults on, sovereign debt, concerns regarding a sharper slowdown in Eurozone than was earlier anticipated, as well as uncertainties regarding the stability and overall standing of the European Monetary Union. These and other related events have had a significant impact on the global credit and financial markets as a whole, including reduced liquidity, greater volatility, the widening of credit spreads and a lack of price transparency.

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

Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located, by an international rating agency could adversely affect our business and profitability.

The Bank is rated BBB- by Standard & Poor’s (“S&P”) and Baa2 by Moody’s, two international rating agencies. In the case of the international rating agencies, the ratings of all Indian banks are capped at the sovereign rating (that is, BBB- by S&P and Baa2 by Moody’s). In India, the Bank is rated AAA by CRISIL, CARE and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.

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

In addition, the rating of our foreign banking outlets may be impacted by the sovereign rating of the country in which those banking outlets are located, particularly if the sovereign rating is below India’s rating. Pursuant to applicable ratings criteria published by S&P, the rating of any bond issued in a jurisdiction is capped by the host country rating. Accordingly, any revision to the sovereign rating of the countries in which our banking outlets are located to below India’s rating could impact the rating of our foreign banking outlets and any securities issued from those banking outlets. For example, in fiscal 2016, declining oil prices caused the credit ratings of many oil exporting countries to be downgraded and we had outstanding bonds issued from a branch in such a country which were negatively affected by such downgrade.

Going forward, the sovereign ratings outlook for India will remain dependent on the growth of the economy and the inflation environment, as well as exercise of adequate fiscal restraint by the government. Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located, by international rating agencies may adversely impact our business financial position and liquidity, limit our access to capital markets, and increase our cost of borrowing.

If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business and results of operations.

Any change in Indian tax laws, including the upward revision to the currently applicable normal corporate tax rate of 30.0 percent along with applicable surcharge and cess, could affect our tax burden. Other benefits such as exemption for income earned by way of dividend from investments in other domestic companies and units of mutual funds, exemption for interest received in respect of tax-free bonds, if withdrawn in the future, may no longer be available to us. Any adverse order passed by the appellate authorities/tribunals/courts would have an impact on our profitability.

As of July 1, 2017, GST replaced most indirect taxes levied by the central government and state governments, providing a unified tax regime in respect of goods and services for all of India.

There continue to be several challenges to the successful implementation of GST, making compliance with the tax difficult. These include variations in the tax rate, legal challenges, complex return filings, certain reconciliation issues, input tax credit issues, and IT infrastructure issues. The GST law continues to evolve and the authorities have been trying to address public concerns by issuing a series of notifications, clarifications, press releases and FAQs to resolve a wide range of issues. We expect challenges to certain aspects of the GST law to continue until the remaining issues, particularly those related to technical aspects of the law, are settled. Any such changes and the related uncertainties with respect to GST may have a material adverse effect on our business, financial condition and results of operations.

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

The Finance Act 2018, has withdrawn exemption previously granted in respect of payment of long term capital gains tax and such tax became payable by the investors from April 1, 2018. We cannot predict whether any tax laws or regulations impacting our products will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have a material adverse effect on our business, financial condition and results of operations.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Capital flows picked up substantially over the past couple of years, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform government in 2014. While the CAD remained a main area of concern over fiscal 2012 and fiscal 2013, it shrunk sharply in fiscal 2014 to 1.7 percent of GDP, and fell further in fiscal 2017 to 0.7 percent of GDP. A sharp contraction in the oil imports bill on the back of a near 50 percent decline in global crude prices was the main reason behind the improvement in the current account position. However, with the subsequent rise in oil prices, CAD as percent of GDP stood higher at 1.8 percent in fiscal 2018. The current account position is expected to further deteriorate in fiscal 2019 to register deficit at 2.5 percent of GDP.

During fiscal 2014, the rupee came under significant and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1 percent compared to the United States dollar. Investor expectations that reforms implemented by the Government will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85 percent in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32 percent primarily reflecting global risk aversion and a strong United States dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1 percent against the United States dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the United States reform agenda. In fiscal 2018, the rupee ranged between a high of Rs.65.71 per US$ 1.00 and a low of Rs.63.38 per US$ 1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In fiscal 2019, the rupee depreciated by 6.3 percent against the United States dollar. Rising oil prices and consequently marginal deterioration of India’s CAD, slowdown in global trade volumes and a general risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively in the past fiscal year. Going forward, the Indian rupee may be impacted by factors such as: (a) monetary policy in the developed world, (b) the rise in protectionist voices across the world (c) uncertainty surrounding the United Kingdom’s exit from the European Union, (d) the slower pace of global growth particularly in China, (e) the revival of the domestic economy and (f) rise in oil prices.

Further, global risk aversion could mean a continuation of the rotation of global fund flows from emerging markets to developed markets over the medium term. The Indian rupee may be among the more vulnerable emerging market currencies on the back of a deterioration in the CAD and looming fiscal concerns in the current year. Nevertheless, it remains a possibility that the RBI will intervene in the foreign exchange markets to stamp out excess volatility in the exchange rate in the event of potential shocks, such as rise in protectionist tendencies creating panic in EM economies or a break-down in the negotiations between EU and U.K. policymakers. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which would, in turn, cause domestic interest rates to rise.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators remain significant as independent factors in the Indian economy. The re-election of the NDA government led by Prime Minister Narendra Modi has provided the Indian political leadership with a new mandate to continue its reform agenda.

These reforms could lead to changes in the rate of economic liberalization, and specific laws and policies affecting financial institutions, foreign investments, currency exchange rates, and other matters affecting investment in India. During its previous tenure, the Government of India and the RBI declared that Rs. 500 and Rs. 1,000 denominations of bank notes have ceased to be legal tender. Pursuant to this currency demonetization, these high denomination notes have no value and cannot be used for transactions or exchange purposes. These notes were replaced with a new series of bank notes. The process of demonetization and replacement of these high denomination notes reduced the liquidity in the Indian economy which has a significant reliance on cash. These factors resulted in reduced purchasing power, and altered consumption patterns in general. While the comprehensive and long-term impact of this currency demonetization remains to be seen, there has been a slowdown in the Indian economy, at least in the short term, given that demonetization impacts a majority of the cash currency in circulation. Such a slowdown can adversely affect the Indian economy, in turn affecting the operations of our business. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. Any change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally, and our business in particular.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

Terrorist attacks, such as those in Mumbai in November 2008 and in Pulwana in February 2019, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and also adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and, as a result, ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan or between India and China might result in investor concern about stability in the region, which could adversely affect the price of our equity shares and ADSs.

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

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 16 percent of India’s GDP in fiscal 2019 (in current prices terms). Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

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

The Bank is a limited liability company incorporated under the laws of India. Substantially all of the Bank’s directors and executive officers and some of the experts named herein are residents of India and a substantial portion of the assets of the Bank and such persons are located in India. As a result, it may not be possible for investors to effect service of process on the Bank or such persons in jurisdictions outside of India, or to enforce against them judgments obtained in courts outside of India predicated upon civil liabilities of the Bank or such directors and executive officers under laws other than Indian Law.

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

Historically, our ADSs have traded on the New York Stock Exchange (the “NYSE”) at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. See “Certain Information About Our American Depositary Shares and Equity Shares” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time, some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. It is possible that in the future our ADSs will not trade at any premium to our equity shares and could even trade at a discount to our equity shares.

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

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75 percent of the company’s shareholders present and voting at a shareholders’ general meeting. United States investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling United States investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

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

Fluctuations in the exchange rate between the United States dollar and the Indian rupee may affect the value of your investment in our ADSs. Specifically, if the relative value of the Indian rupee to the United States dollar declines, each of the following values will also decline:

•	the United States dollar equivalent of the Indian rupee trading price of our equity shares in India and, indirectly, the United States dollar trading price of our ADSs in the United States;

•	the United States dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary; and

•	the United States dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by our ADSs.

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

HDFC Limited and its subsidiaries hold a significant portion of our equity, and are entitled to certain rights to appoint directors to our Board. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote that could directly or indirectly favor the interests of HDFC Limited over our interests. See “ —HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests” and “ —We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance”. HDFC Limited’s concentration of ownership may adversely affect the trading price of our equity shares to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder.

Investors may be subject to Indian taxes arising out of capital gains on the sale of equity shares.

Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Until March 31, 2018, any gain realized on the sale of listed equity shares on a stock exchange held for more than 12 months was not subject to capital gains tax in India if STT was paid on the transaction. STT is levied on and collected by a domestic stock exchange on which the equity shares are sold. However, with the enactment of the Finance Act, 2018, (“Finance Act”) the exemption previously granted in respect of payment of long-term capital gains tax has been withdrawn and such taxes are now payable by the investors with effect from April 1, 2018. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short-term capital gains tax in India. Capital gains arising from the sale of equity shares will be exempt from taxation in India in cases where the exemption from taxation in India is provided under a treaty between India and the country of which the seller is resident.

Indian tax treaties, for example with the United States and the United Kingdom, do not limit India’s ability to impose tax on capital gains. The treaties provide that except as provided in case of taxation of shipping and air transport provisions, each contracting state may tax capital gains in accordance with the provisions of the domestic law. As a result, residents of other countries may be liable for tax in India as well as in their own jurisdiction on a gain upon the sale of equity shares. However, credit for the same may be available in accordance with the provisions of the respective treaty and in accordance with the provisions under the domestic law, if applicable.

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

Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions (“FFIs”) and, (b) potentially require such FFIs to deduct a 30 percent withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain FFIs that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. We as well as relevant intermediaries such as custodians and depositary participants are classified as FFIs for these purposes. The United States has entered into a number of intergovernmental agreements (“IGAs”) with other jurisdictions which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian FFIs, including us, are generally required to comply with FATCA based on the terms of the IGA and relevant rules made pursuant thereto.

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

CERTAIN INFORMATION ABOUT OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES

Our ADSs, each representing three equity shares, par value Rs. 2.0 per equity share, are listed on the NYSE under the symbol “HDB”. Our equity shares, including those underlying the ADSs, are listed on the National Stock Exchange of India Limited (NSE) under the symbol “HDFCBANK” and the Bombay Stock Exchange Limited (BSE) under the code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter, December 31 for the third quarter and March 31 for the fourth quarter.

As of March 31, 2019, there were 618,595 holders of record of our equity shares, including the shares underlying ADSs and GDRs, of which 888 had registered addresses in the United States and held an aggregate of 970,659 equity shares representing 0.14 percent of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs and GDRs.

Upon our acquisition of Centurion Bank of Punjab (“CBoP”) in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2019, there were 22,860,766 GDRs outstanding, representing 11,430,383 shares of the Bank (in aggregate 0.42 percent of our paid-up capital). The Depository for GDRs is represented in India by JPMorgan Chase Bank N.A. Due to low trading and conversion volume in our GDRs, the Board of Directors of the Bank at its meeting held on April 20, 2019 decided to terminate the GDR program. The requisite notice of termination was issued to the custodian and the depository on May 15, 2019 and the GDRs which were listed on the Luxembourg Stock Exchange have since been delisted effective July 15, 2019.

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

Our authorized share capital is Rs.6,500,000,000 consisting of 3,250,000,000 equity shares of par value Rs.2 each. In line with the approval of the Board of Directors on May 22, 2019 and our shareholders At our annual general meeting on July 12, we intend to effect a subdivision of our equity shares, splitting each equity share into two new equity shares of par value Rs.1 each, resulting in an authorized share capital of Rs.6,500,000,000 consisting of 6,500,000,000 equity shares of par value Rs.1 each. For the said subdivision the Board of Directors, in their meeting held on July 20, 2019, fixed the record date as September 20, 2019. The Board of Directors, at their meeting held on July 20, 2019, also declared a special interim dividend of Rs.5 per equity share for fiscal 2020, and fixed the record date for the dividend as August 2, 2019.

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

Before paying any dividend on our shares, we are required under the Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred and any other item of expenditure not represented by tangible assets). We are permitted to declare dividends of up to 35.0 percent of net profit calculated under Indian GAAP without prior RBI approval subject to compliance with certain prescribed requirements. Further, upon compliance with the prescribed requirements, we are also permitted to declare interim dividends subject to the above-mentioned cap computed for the relevant accounting period.

Dividends may only be paid out of our profits for the relevant year arrived at after providing for depreciation or out of the profits of the company for any previous financial years arrived at after providing for depreciation and in certain contingencies out of the free reserves of the company, provided that in computing profits any amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value shall be excluded. Before declaring dividends, we are required by the RBI to transfer 25.0 percent of our net profits (calculated under Indian GAAP) of each year to a reserve fund.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within six months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of the shareholders holding on the date of the request at least 10 percent of our paid-up capital. A general meeting is generally convened by our company secretary in accordance with a resolution of the Board of Directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 clear days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received from 95 percent of the members entitled to vote. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting.

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

A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. Under Section 12 of the Banking Regulation Act as amended with effect from January 18, 2013 by the Banking Laws Amendment Act, 2012, no person holding shares in a banking company shall, in respect of any shares held by such person, exercise voting rights on poll in excess of 10 percent of the total voting rights of all the shareholders of the banking company, provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10 percent to 26 percent. The Master Direction—Ownership in Private Sector Banks, Directions, 2016, issued by the RBI on May 12, 2016, states that the current level of ceiling on voting rights is 15 percent. At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid up on each share held by such holder bears to the company’s total paid up capital, subject to the limits prescribed under the Banking Regulation Act. Voting is by a show of hands, unless a poll is ordered by the Chairman of the meeting. However, voting by show of hands is not permitted for listed companies. The Chairman of the meeting has a casting vote.

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

Register of Shareholders, Record Dates and Transfer of Shares

The equity shares are in registered form. We maintain a register of our shareholders in Mumbai. We register transfers of equity shares on the register of shareholders upon presentation of certificates in respect of the transfer of equity shares held in physical form together with a transfer deed duly executed by the transferor and transferee. These transfer deeds are subject to stamp duty, which has been fixed at 0.25 percent of the transfer price.

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

Our equity shares are freely transferable, subject to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the provisions of Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or any other law in force at the time, the National Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct a rectification of the register of records. It was a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within 30 days from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the National Company Law Tribunal seeking to register the transfer of equity shares. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. However, effective from and on April 1, 2019, the SEBI decided that except in cases of transmission or transposition of securities, requests for effecting the transfer of securities shall not be processed unless the securities are held in dematerialized form with a depositary. Our Articles provide for certain restrictions on the transfer of equity shares, including granting power to the Board of Directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than 5 percent of our share capital.

Our transfer agent, Datamatics Business Solutions Limited, is located in Mumbai. Certain foreign exchange control and security regulations apply to the transfer of equity shares by a non-resident or a foreigner.

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

Takeover Code

Under the Securities and Exchange Board of India (Substantial Acquisitions of Shares and Takeovers) Regulations, 2011, as amended (the “Takeover Code”), upon the acquisition of shares which taken together with the shares/voting rights already held aggregates 5 percent or more of the outstanding shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of such company are listed. Such notification is also required when a person holds 5 percent or more of the outstanding shares or voting rights in a target company and there is a change in his holding either due to purchase or disposal of shares of 2 percent or more of the outstanding shares/voting rights in the target company or if such change results in shareholding falling below 5 percent, if there has been a change from the previous disclosure.

No acquisition of shares/voting rights by an acquirer in a target company which entitles the acquirer, together with persons acting in concert with them, to 25 percent or more of such shares or voting rights is permissible unless the acquirer makes a public announcement of an open offer for acquiring the shares of the target company in the manner provided in the Takeover Code. The public announcement of an open offer is also mandatory where an acquirer who, together with persons acting in concert with them, holds 25 percent of the shares/voting rights in the target company, but less than the maximum permissible non-public shareholding, seeks to acquire an additional 5 percent or more of the shares/voting rights in the target company during any fiscal year. However, the Takeover Code applies only to shares or securities convertible into shares which carry a voting right. This provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

In terms of the Takeover Code, the acquirer or holder of shares/voting rights in a target company shall in accordance with the “Continual Disclosure” requirements disclose to the target company and the stock exchanges the details of holdings of equity shares/voting rights if such holding of shares/voting rights is 25 percent or more of the outstanding shares/aggregate voting rights as at March 31 every year.

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

The depositary’s office is located at J.P. Morgan Depositary Receipts, 383 Madison Ave, Floor 11, New York, NY 10179.

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

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR, which contains the terms of the ADSs. Investors can read a copy of the amended and restated deposit agreement, which was filed as an exhibit to the registration statement on Form F-6 on September 9, 2015. Investors may also obtain a copy of the amended and restated deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. See “Description of Equity Shares—The Company”.

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

Cash

The depositary will distribute any United States dollars available to it resulting from a cash dividend or other cash distribution if this is practicable and can be done in a reasonable manner. The depositary will distribute this cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

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

Rights to Receive Additional Shares

In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish such evidence, the depositary may:

•	sell the rights, if practicable, and distribute the net proceeds as cash.

•	if it is not practicable to sell the rights, allow the rights to lapse, in which case ADR holders will receive nothing.

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

•

to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash; or

Any United States dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and handled by the depositary in accordance with its then current practices).

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

We cannot assure investors that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section available at https:// www.adr.com/Investors/FindOutAboutDRs , the location and contents of which the depositary shall be solely responsible for.

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

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing the Bank’s transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any United States or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

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

Fees and Charges for Holders of American Depositary Shares

The depositary collects the following fees from holders of ADRs or intermediaries acting on their behalf:

Category		Depositary actions	Associated fee
(a)	Issuing ADSs	Issuing ADSs upon deposits of shares, issuances in respect of share distributions, rights and other distributions, stock dividends, stock splits, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities.	US$ 5.00 for each 100 ADSs (or portion thereof) issued or delivered.

(b)	Distributing dividends	Distribution of cash.	US$ 0.02 or less per ADS.

(c)	Distributing or selling securities	Distribution to ADR holders of securities received by the depositary or net proceeds from the sale of such securities.	US$ 5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d)	Cancellation or reduction of ADSs	Acceptance of ADSs surrendered for withdrawal of deposited shares, or the cancellation or reduction of ADSs for any other reason.	US$ 5.00 for each 100 ADSs (or portion thereof) reduced, canceled or surrendered (as the case may be).

(e)	Transferring, splitting or combining ADRs	Transfer, split or combination of depositary receipts.	US$ 1.50 per ADR.

(f)	General depositary services	Services performed by the depositary in administering the ADRs.	US$ 0.01 per ADS per calendar year (or portion thereof).

(g)	Other	Fees, charges and expenses incurred on behalf of holders in connection with:	The amount of such fees, charges and expenses incurred by the depositary and/or any of its agents.

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

• the conversion of foreign currency into United States dollars (which are deducted by the depositary out of such foreign currency); or

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

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal 2019.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	4,230,946.17 (approximately Rs. 292.6 million)

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

In general, the number of pre-released ADSs and shares is limited to 30.0 percent of all ADSs outstanding at any given time (without giving effect to those ADSs issued prior to the receipt of shares). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release transactions with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with pre-release transactions, including earnings on collateral but excluding the collateral itself.

The Depositary

The depositary is JPMorgan Chase Bank, N.A., a commercial bank offering a wide range of banking services to its customers both domestically and internationally. JPMorgan Chase Bank, National Association is a wholly owned bank subsidiary of JPMorgan Chase & Co., a Delaware corporation.

DIVIDEND POLICY

We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share			Total amount of dividends declared*
				(in millions)
Relating to Fiscal Year
2015	8.00	US$	0.116	20,052.0	US$	289.9
2016	9.50		0.137	24,017.8		347.3
2017	11.00		0.159	28,188.0		407.6
2018	13.00		0.188	33,736.2		487.8
2019	15.00		0.217	40,849.6		590.7

*

In the meeting of Board of Directors of the Bank held on July 20, 2019, the Board has declared a special interim dividend of Rs. 5.00 per share to commemorate 25 years of HDFC Bank’s operations and fixed the record date as August 2, 2019.

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

We pay a 17.64 percent direct tax in respect of dividends paid by us. In addition, we pay a 12.0 percent surcharge on 17.64 percent direct tax and an add-on education special tax at the rate of 4.0 percent of the total dividend distribution tax and surcharge. These are direct taxes paid by us; these taxes are not payable by shareholders and are not withheld or deducted from the dividend payments set forth above. The tax rates imposed on us in respect of dividends paid in prior periods varied. Further, as per the provisions of Section 115BBDA, if the dividend income of a certain specified resident exceeds Rs. 1.0 million, such dividend would be taxed at the rate of 10 percent on any amount exceeding Rs. 1.0 million in the hand of the shareholder.

Future dividends will depend on our revenues, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. One ADS represents three equity shares. Cash dividends in respect of the equity shares represented by ADSs will be paid to the depositary in Indian rupees and, except in certain instances, will be converted by the depositary into United States dollars. The depositary will distribute these proceeds to ADS holders. The equity shares represented by ADSs will rank equally with all other equity shares in respect of dividends.

For a description of regulation of dividends, see “Supervision and Regulation—Special Provisions of the Banking Regulation Act—Restrictions on Payment of Dividends”.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2017, 2018 and 2019 and the selected balance sheet data as of March 31, 2018 and 2019 are derived from our audited financial statements included in this report. Our selected balance sheet data as of March 31, 2015, March 31, 2016 and March 31, 2017 and selected income statement data for the fiscal years ended March 31, 2015 and March 31, 2016 are derived from our audited financial statements not included in this report.

For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2019 have been translated into U.S. dollars at the rate on such date of Rs. 69.16 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2015		2016		2017		2018		2019		2019
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	500,787.2	Rs.	625,428.6	Rs.	725,554.3	Rs.	843,465.3	Rs.	1,041,714.9	US$	15,062.4
Interest expense		264,610.9		333,067.1		373,758.7		420,314.7		534,209.3		7,724.3
Net interest revenue		236,176.3		292,361.5		351,795.6		423,150.6		507,505.6		7,338.1
Provisions for credit losses		17,000.2		21,531.3		37,951.4		59,397.8		72,279.3		1,045.1
Net interest revenue after provisions for credit losses		219,176.1		270,830.2		313,844.2		363,752.8		435,226.3		6,293.0
Non-interest revenue, net		79,821.5		96,833.9		110,326.1		144,607.0		160,122.2		2,315.2
Net revenue		298,997.6		367,664.1		424,170.3		508,359.8		595,348.5		8,608.2
Non-interest expense		144,973.0		182,077.3		204,204.8		231,253.4		255,389.5		3,692.7
Income before income tax expense		154,024.6		185,586.8		219,965.5		277,106.4		339,959.0		4,915.5
Income tax expense		54,519.9		67,536.9		79,224.9		98,272.5		119,393.5		1,726.3
Net income before noncontrolling interest		99,504.7		118,049.9		140,740.6		178,833.9		220,565.5		3,189.2
Less: Net income attributable to shareholders of noncontrolling interest		267.0		134.6		210.8		319.0		461.7		6.7
Net income attributable to HDFC Bank Limited	Rs.	99,237.7	Rs.	117,915.3	Rs.	140,529.8	Rs.	178,514.9	Rs.	220,103.8	US$	3,182.5
Per equity share data:
Earnings per equity share, basic	Rs.	40.94	Rs.	46.84	Rs.	55.23	Rs.	69.18	Rs.	82.13	US$	1.19
Earnings per equity share, diluted		40.55		46.33		54.57		68.29		81.31		1.18
Dividends per share		8.00		9.50		11.00		13.00		15.00		0.22
Book value(1)		299.32		343.85		400.41		452.45		599.48		8.67
Equity share data:
Equity shares outstanding at end of period		2,506.5		2,528.2		2,562.5		2,595.1		2,723.3		2,723.3
Weighted average equity shares outstanding—basic		2,423.8		2,517.4		2,544.3		2,580.5		2,680.0		2,680.0
Weighted average equity shares outstanding—diluted		2,447.3		2,545.4		2,575.4		2,613.9		2,706.8		2,706.8
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		122.82		140.52		165.69		207.54		246.39		3.57
Earnings per ADS—diluted		121.65		138.99		163.71		204.87		243.93		3.54

	As of March 31,
	2015		2016		2017		2018		2019		2019
	(in millions)
Selected balance sheet data:
Cash and due from banks, and restricted cash	Rs.	341,124.3	Rs.	377,671.7	Rs.	430,708.6	Rs.	574,151.0	Rs.	734,872.6	US$	10,625.7
Loans, net of allowance		3,896,115.0		4,935,474.3		5,910,412.8		7,263,671.8		8,963,232.6		129,601.3
Investments:
Investments held for trading		61,292.8		71,860.9		35,363.7		167,513.9		265,516.1		3,839.2
Investments available for sale, debt securities		1,503,057.7		1,877,503.7		2,109,877.9		2,221,443.3		2,633,348.4		38,076.2
Total		1,564,350.5		1,949,364.6		2,145,241.6		2,388,957.2		2,898,864.5		41,915.4
Total assets	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	13,280,073.6	US$	192,019.7
Long-term debt		457,934.4		522,313.5		730,920.7		932,906.3		1,044,553.0		15,103.4
Short-term borrowings		214,191.9		253,562.4		322,265.6		779,201.7		654,058.0		9,457.2
Total deposits		4,501,710.8		5,457,860.3		6,431,322.9		7,883,751.5		9,225,026.9		133,386.8
Of which:
Interest-bearing deposits		3,768,678.8		4,575,414.5		5,277,644.0		6,693,649.3		7,804,717.5		112,850.2
Non-interest bearing deposits		733,032.0		882,445.8		1,153,678.9		1,190,102.2		1,420,309.4		20,536.6
Total liabilities		5,507,448.2		6,865,928.1		8,039,079.4		10,190,815.5		11,644,449.0		168,369.8
Noncontrolling interest		1,315.5		1,485.0		1,847.5		2,329.7		3,049.3		44.1
HDFC Bank Limited shareholders’ equity		750,252.1		869,310.2		1,026,053.6		1,174,163.6		1,632,575.3		23,605.8
Total liabilities and shareholders’ equity	Rs.	6,259,015.8	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	13,280,073.6	US$	192,019.7

	Year ended March 31,
	2015		2016		2017		2018		2019		2019
	(in millions)
Period average(2)
Interest-earning assets	Rs.	4,878,731.8	Rs.	6,334,288.6	Rs.	7,584,354.9	Rs.	9,052,769.4	Rs.	11,082,789.8	US$	160,248.6
Loans, net of allowance		3,408,315.6		4,278,152.9		5,156,042.6		6,507,446.5		8,012,985.1		115,861.6
Total assets		5,289,353.5		6,776,037.8		8,099,122.2		9,634,335.7		11,774,471.6		170,249.7
Interest-bearing deposits		3,365,392.5		4,301,515.1		5,053,872.7		5,849,539.4		7,131,163.3		103,111.1
Non-interest bearing deposits		519,675.4		620,340.4		784,108.7		946,157.4		1,029,226.1		14,881.8
Total deposits		3,885,067.9		4,921,855.5		5,837,981.4		6,795,696.8		8,160,389.4		117,992.9
Interest-bearing liabilities		3,944,982.9		5,130,083.6		6,104,324.6		7,260,929.1		8,926,793.0		129,074.5
Long-term debt		449,057.2		485,713.4		646,512.9		881,556.7		1,015,061.9		14,677.0
Short-term borrowings		130,533.2		342,855.1		403,939.0		529,833.0		780,567.8		11,286.4
Total liabilities		4,673,939.3		5,955,268.7		7,155,571.9		8,553,295.8		10,355,177.0		149,727.8
Total shareholders’ equity		615,414.2		820,769.1		943,550.3		1,081,039.9		1,419,294.6		20,521.9

	As of or for the year ended March 31,
	2015	2016	2017	2018	2019
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.9	1.7	1.7	1.9	1.9
Average total shareholders’ equity	16.1	14.4	14.9	16.5	15.5
Dividend payout ratio(3)	20.2	20.4	20.1	18.9	18.6
Spread(4)	4.3	4.1	4.1	4.2	4.0
Net interest margin(5)	4.8	4.6	4.6	4.7	4.6
Cost-to-net revenue ratio(6)	48.5	49.5	48.1	45.5	42.9
Cost-to-average assets ratio(7)	2.7	2.7	2.5	2.4	2.2
Capital:
Total capital adequacy ratio(8)	16.79	15.53	14.55	14.82	17.11
Tier I capital adequacy ratio(8)	13.66	13.22	12.79	13.25	15.78
Tier II capital adequacy ratio(8)	3.13	2.31	1.76	1.57	1.33
Average total shareholders’ equity as a percentage of average total assets	11.6	12.1	11.7	11.2	12.1
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(9)	1.0	1.0	1.3	1.4	1.5
Net non-performing customer assets as a percentage of net customer assets(9)	0.4	0.4	0.6	0.6	0.6
Total allowance for credit losses as a percentage of gross non-performing credit assets	120.4	108.3	94.6	103.5	105.6

(1)

Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.

(2)	Average balances are the average of daily outstanding amounts.
(3)

Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. See “Dividend Policy”

(4)

Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities includes non-interest bearing current accounts.

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

(6)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as “Basel III”). See also “Supervision and Regulation”.
(9)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2017					2018					2019
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Due from banks(1)	Rs.	135,626.9	Rs.	5,792.1	4.3%	Rs.	155,134.1	Rs.	6,969.3	4.5%	Rs.	148,277.5	Rs.	7,221.5	4.9%
Investments available for sale debt securities		2,060,977.8		154,618.6	7.5		2,185,498.3		158,209.2	7.2		2,617,688.2		190,992.5	7.3
Investments held for trading		90,027.7		5,041.8	5.6		76,921.8		4,049.1	5.3		165,237.5		8,892.9	5.4
Loans, net:
Retail loans		3,641,118.5		418,143.7	11.5		4,629,220.5		515,334.1	11.1		5,655,160.9		626,359.1	11.1
Wholesale loans		1,514,924.1		134,543.1	8.9		1,878,226.0		152,124.6	8.1		2,357,824.2		201,323.9	8.5
Other assets		141,679.9		7,415.0	5.2		127,768.7		6,779.0	5.3		138,601.5		6,925.0	5.0
Total interest-earning assets:	Rs.	7,584,354.9	Rs.	725,554.3	9.6%	Rs.	9,052,769.4	Rs.	843,465.3	9.3%	Rs.	11,082,789.8	Rs.	1,041,714.9	9.4%
Non-interest-earning assets:
Cash and due from banks, and restricted cash		309,118.0					346,111.0					415,721.0
Property and equipment		37,805.7					38,790.1					40,943.0
Other assets		167,843.6					196,665.2					235,017.8
Total non-interest earning assets		514,767.3					581,566.3					691,681.8
Total assets	Rs.	8,099,122.2	Rs.	725,554.3	9.0%	Rs.	9,634,335.7	Rs.	843,465.3	8.8%	Rs.	11,774,471.6	Rs.	1,041,714.9	8.8%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	1,598,619.0	Rs.	63,784.0	4.0%	Rs.	1,919,734.0	Rs.	72,103.0	3.8%	Rs.	2,226,287.0	Rs.	80,630.0	3.6%
Time deposits		3,455,253.7		244,294.3	7.1		3,929,805.4		254,614.8	6.5		4,904,876.3		329,396.4	6.7
Short-term borrowings(2)		403,939.0		21,899.3	5.4		529,833.0		26,299.4	5.0		780,567.8		39,101.8	5.0
Long-term debt		646,512.9		43,781.1	6.8		881,556.7		67,297.5	7.6		1,015,061.9		85,081.1	8.4
Total interest-bearing liabilities	Rs.	6,104,324.6	Rs.	373,758.7	6.1%	Rs.	7,260,929.1	Rs.	420,314.7	5.8%	Rs.	8,926,793.0	Rs.	534,209.3	6.0%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		784,108.7					946,157.4					1,029,226.1
Other liabilities		267,138.6					346,209.3					399,157.9
Total non-interest-bearing liabilities		1,051,247.3					1,292,366.7					1,428,384.0
Total liabilities	Rs.	7,155,571.9	Rs.	373,758.7	5.2%	Rs.	8,553,295.8	Rs.	420,314.7	4.9%	Rs.	10,355,177.0	Rs.	534,209.3	5.2%
Total shareholders’ equity		943,550.3					1,081,039.9					1,419,294.6
Total liabilities and shareholders’ equity	Rs.	8,099,122.2	Rs.	373,758.7	4.6%	Rs.	9,634,335.7	Rs.	420,314.7	4.4%	Rs.	11,774,471.6	Rs.	534,209.3	4.5%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2018 vs. Fiscal 2017 Increase (decrease)(1) due to						Fiscal 2019 vs. Fiscal 2018 Increase (decrease)(1) due to
	Net change		Change in Average balance		Change in average rate		Net change		Change in Average balance		Change in average rate
					(in millions)
Interest revenue:
Cash and due from banks, and restricted cash	Rs.	1,177.2	Rs.	833.1	Rs.	344.1	Rs.	252.2	Rs.	(308.0)	Rs.	560.2
Investments available for sale debt securities		3,590.6		9,338.1		(5,747.5)		32,783.3		31,323.0		1,460.3
Investments held for trading		(992.7)		(734.0)		(258.7)		4,843.8		4,648.9		194.9
Loans, net:
Retail loans		97,190.4		113,473.0		(16,282.6)		111,025.0		114,209.7		(3,184.7)
Wholesale loans		17,581.5		32,265.5		(14,684.0)		49,199.3		38,844.5		10,354.8
Other assets		(636.0)		(656.2)		20.2		146.0		655.5		(509.5)
Total interest-earning assets	Rs.	117,911.0	Rs.	154,519.5	Rs.	(36,608.5)	Rs.	198,249.6	Rs.	189,373.6	Rs.	8,876.0
Interest expense:
Savings account deposits	Rs.	8,319.0	Rs.	12,812.3	Rs.	(4,493.3)	Rs.	8,527.0	Rs.	11,513.8	Rs.	(2,986.8)
Time deposits		10,320.5		33,551.9		(23,231.4)		74,781.6		63,175.5		11,606.1
Short-term borrowings		4,400.1		6,825.3		(2,425.2)		12,802.4		12,445.8		356.6
Long-term debt		23,516.4		15,916.9		7,599.5		17,783.6		10,191.7		7,591.9
Total interest-bearing liabilities	Rs.	46,556.0	Rs.	69,106.4	Rs.	(22,550.4)	Rs.	113,894.6	Rs.	97,326.8	Rs.	16,567.8
Net interest revenue	Rs.	71,355.0	Rs.	85,413.1	Rs.	(14,058.1)	Rs.	84,355.0	Rs.	92,046.8	Rs.	(7,691.8)

(1)

The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes which are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2017		2018		2019
	(in millions, except percentages)
Interest and dividend revenue	Rs.	725,554.3	Rs.	843,465.3	Rs.	1,041,714.9
Average interest-earning assets		7,584,354.9		9,052,769.4		11,082,789.8
Interest expense		373,758.7		420,314.7		534,209.3
Average interest-bearing liabilities		6,104,324.6		7,260,929.1		8,926,793.0
Average total assets		8,099,122.2		9,634,335.7		11,774,471.6
Average interest-earning assets as a percentage of average total assets		93.6%		94.0%		94.1%
Average interest-bearing liabilities as a percentage of average total assets		75.4%		75.4%		75.8%
Average interest-earning assets as a percentage of average interest-bearing liabilities		124.2%		124.7%		124.2%
Yield		9.6%		9.3%		9.4%
Cost of funds(1)		5.2%		4.9%		5.2%
Spread(2)		4.1%		4.2%		4.0%
Net interest margin(3)		4.6%		4.7%		4.6%

(1)	Excludes total shareholders’ equity.
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

Return on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2017		2018		2019
	(in millions, except percentages)
Net income	Rs.	140,529.8	Rs.	178,514.9	Rs.	220,103.8
Average total assets		8,099,122.2		9,634,335.7		11,774,471.6
Average total shareholders’ equity		943,550.3		1,081,039.9		1,419,294.6
Net income as a percentage of average total assets		1.7%		1.9%		1.9%
Net income as a percentage of average total shareholders’ equity		14.9%		16.5%		15.5%
Average total shareholders’ equity as a percentage of average total assets		11.7%		11.2%		12.1%
Dividend payout-ratio		20.1%		18.9%		18.6%

Investment Portfolio

Available for Sale Debt Investments

The following tables set forth, as of the dates indicated, information related to our investments available for sale debt securities.

	At March 31,
	2017				2018				2019
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair Value
	(in millions)
Government securities	Rs. 1,619,137.6	Rs. 40,733.3	Rs. 2,811.3	Rs. 1,657,059.6	Rs. 1,872,187.9	Rs. 11,519.2	Rs. 17,572.9	Rs. 1,866,134.2	Rs. 2,292,568.3	Rs. 26,746.0	Rs. 10,310.6	Rs. 2,309,003.7
Government securities outside India	—	—	—	—	4,223.8	—	6.8	4,217.0	7,201.6	3.3	—	7,204.9
Other debt securities	429,973.5	1,041.4	749.9	430,265.0	333,385.3	495.4	1,682.1	332,198.6	277,475.7	930.8	1,570.1	276,836.4
Total debt securities	Rs. 2,049,111.1	Rs. 41,774.7	Rs. 3,561.2	Rs. 2,087,324.6	Rs. 2,209,797.0	Rs. 12,014.6	Rs. 19,261.8	Rs. 2,202,549.8	Rs. 2,577,245.6	Rs. 27,680.1	Rs. 11,880.7	Rs. 2,593,045.0
Others*	22,686.3	220.4	353.3	22,553.4	19,186.3	66.0	358.8	18,893.5	40,259.7	166.3	122.6	40,303.4
Total	Rs. 2,071,797.4	Rs. 41,995.1	Rs. 3,914.5	Rs. 2,109,878.0	Rs. 2,228,983.3	Rs. 12,080.6	Rs. 19,620.6	Rs. 2,221,443.3	Rs. 2,617,505.3	Rs. 27,846.4	Rs. 12,003.3	Rs. 2,633,348.4

*	Includes asset and mortgage backed securities and mutual funds.

Held for Trading Investments

The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2017				2018				2019
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
	(in millions)
Government securities	Rs. 18,230.8	Rs. 38.5	Rs. 1.5	Rs. 18,267.8	Rs. 25,962.2	Rs. 19.0	Rs. 8.0	Rs. 25,973.2	Rs. 134,084.9	Rs. 163.2	Rs. 0.1	Rs. 134,248.0
Other debt securities	17,106.4	5.1	15.6	17,095.9	49,982.3	62.8	0.4	50,044.7	33,990.6	15.8	1.1	34,005.3
Total debt securities	Rs. 35,337.2	Rs. 43.6	Rs. 17.1	Rs. 35,363.7	Rs. 75,944.5	Rs. 81.8	Rs. 8.4	Rs. 76,017.9	Rs. 168,075.5	Rs. 179.0	Rs. 1.2	Rs. 168,253.3
Non-debt securities	—	—	—	—	91,488.6	7.4	—	91,496.0	96,935.6	327.2	—	97,262.8
Total	Rs. 35,337.2	Rs. 43.6	Rs. 17.1	Rs. 35,363.7	Rs. 167,433.1	Rs. 89.2	Rs. 8.4	Rs. 167,513.9	Rs. 265,011.1	Rs. 506.2	Rs. 1.2	Rs. 265,516.1

Residual Maturity Profile

The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale debt securities and their market yields.

	At March 31, 2019
	Up to one year		One to five years		Five to ten years		More than ten years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(in millions, except percentages)
Government securities	Rs. 650,470.6	6.1%	Rs. 401,561.2	6.8%	Rs. 858,165.1	7.5%	Rs. 398,806.8	7.7%
Government securities outside India	7,204.9	3.1			—
Other debt securities	111,404.9	7.8	152,932.1	8.3	10,677.9	8.7	1,821.5	8.0
Total debt securities, fair value	Rs. 769,080.4	6.3%	Rs. 554,493.3	7.2%	Rs. 868,843.0	7.5%	Rs. 400,628.3	7.7%
Total amortized cost	Rs. 767,752.7		Rs. 547,095.3		Rs. 862,305.7		Rs. 400,091.9

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 74% and 77% of total deposits, as of March 31, 2018 and March 31, 2019, respectively. Wholesale banking deposits represented 26% and 23% of total deposits, as of March 31, 2018 and March 31, 2019, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 4.0% in fiscal 2017, 3.8% in fiscal 2018 and 3.6% in fiscal 2019. The average cost of time deposits was 7.1% in fiscal 2017, 6.5% in fiscal 2018 and 6.7% in fiscal 2019. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2017			2018			2019
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	784,108.7	13.4%	Rs.	946,157.4	14.0%	Rs.	1,029,226.1	12.6%
Savings deposits		1,598,619.0	27.4		1,919,734.0	28.2		2,226,287.0	27.3
Time deposits		3,455,253.7	59.2		3,929,805.4	57.8		4,904,876.3	60.1
Total	Rs.	5,837,981.4	100.0%	Rs.	6,795,696.8	100.0%	Rs.	8,160,389.4	100.0%

As of March 31, 2019, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

At March 31, 2019
	Up to three months	Three to six months	Six to twelve months	More than one year
(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs. 1,414,813.5	Rs. 1,067,735.1	Rs. 1,944,241.1	Rs. 719,123.3

Short-term Borrowings

The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2017		2018		2019
	(in millions, except percentages)
Period end	Rs.	322,265.6	Rs.	917,201.7	Rs.	828,058.0
Average balance during the period	Rs.	403,939.0	Rs.	529,833.0	Rs.	780,567.8
Maximum outstanding	Rs.	696,832.3	Rs.	917,619.6	Rs.	1,112,780.5
Average interest rate during the period(1)		5.4%		5.0%		5.0%
Average interest rate at period end(2)		3.4%		5.1%		5.6%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2017, 2018 and 2019.

Subordinated Debt

We also obtain funds from the issuance of unsecured non-convertible subordinated debt securities, which qualify as Tier I or Tier II risk-based capital under the RBI’s guidelines for assessing capital adequacy. Subordinated debt and Innovative Perpetual Debt Instruments outstanding as of March 31, 2019 were Rs. 128.32 billion (previous year: Rs. 151.07 billion) and Rs. 83.00 billion (previous year: 80.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
Tier II	INR	2012-13	2027-28	15.2	9.45	2022-23	—	34.77
Tier II	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Tier II	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
Tier II	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
Tier II	INR	2013-14	2023-24	10.0	10.20	—	—	1.00
Tier II	INR	2013-14	2023-24	10.0	10.05	—	—	0.50
Tier II	INR	2013-14	2023-24	10.0	10.19	—	—	0.80
Tier II	INR	2014-15	2024-25	10.0	9.70	—	—	2.00
Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	1.00
Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	2.00
Tier II	INR	2016-17	2026-27	10.0	8.79	—	—	2.20
Tier II	INR	2016-17	2026-27	10.0	8.05	—	—	1.70
Tier II	INR	2017-18	2027-28	10.0	7.56	—	—	20.00
Tier II	INR	2017-18	2027-28	10.0	8.42	—	—	1.50
Tier II	INR	2017-18	2027-28	10.0	8.45	—	—	1.30
Tier II	INR	2018-19	2028-29	10.0	9.05	—	—	2.50
Tier II	INR	2018-19	2028-29	10.0	9.70	—	—	3.50
Perpetual Bond	INR	2017-18		—	8.85	2022-23	—	80.00
Perpetual Bond	INR	2018-19		—	9.40	2028-29	—	2.00
Perpetual Bond	INR	2018-19		—	9.15	2028-29	—	1.00

We have a right to redeem certain of the issuances as noted above under “year of call”. If not called, the interest rate on some of the debt instruments increases to the step-up rate.

Asset Liability Gap

The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2019(1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and due from banks, and restricted cash(2)(3)	398,100.1	29,393.5	30,206.1	51,885.7	509,585.4	147,081.8	5,003.2	73,202.2	734,872.6
Investments held for trading(4)	170,804.0	94,712.1	—	—	265,516.1	—	—	—	265,516.1
Investments available for sale debt securities(5)(6)	825,100.3	159,499.5	177,104.0	282,752.8	1,444,456.6	761,569.7	76,024.6	351,297.5	2,633,348.4
Securities purchased under agreement to resell	76,213.5	—	—	—	76,213.5	—	—	—	76,213.5
Loans, net(7)(8)	623,638.1	950,680.1	875,261.4	999,768.6	3,449,348.2	3,885,962.3	896,049.1	731,873.0	8,963,232.6
Accrued interest receivable	51,132.4	28,769.3	10,323.8	2,081.8	92,307.3	660.9	63.5	—	93,031.7
Other assets(13)	173.3	7,102.0	11,243.0	10,719.5	29,237.8	277,188.5	31,257.4	24,160.1	361,843.8
Total financial assets	2,145,161.7	1,270,156.5	1,104,138.3	1,347,208.4	5,866,664.9	5,072,463.2	1,008,397.8	1,180,532.8	13,128,058.7
Deposits(9)(10)	884,770.3	680,158.8	683,849.8	1,147,780.4	3,396,559.3	3,617,398.8	140,835.1	2,070,233.7	9,225,026.9
Debt(11)	119,720.2	217,928.1	411,804.2	189,051.8	938,504.3	342,630.9	167,032.6	250,443.2	1,698,611.0
Securities sold under repurchase agreements	174,000.0	—	—	—	174,000.0	—	—	—	174,000.0
Other Liabilities(12)(13)	241,807.2	63,371.9	2,868.7	3,651.6	311,699.4	235,111.0	0.7	—	546,811.1
Total financial liabilities	1,420,297.7	961,458.8	1,098,522.7	1,340,483.8	4,820,763.0	4,195,140.7	307,868.4	2,320,676.9	11,644,449.0
Asset/liability gap	724,864.0	308,697.7	5,615.6	6,724.6	1,045,901.9	877,322.5	700,529.4	(1,140,144.1)	1,483,609.7
Cumulative gap	724,864.0	1,033,561.7	1,039,177.3	1,045,901.9	1,045,901.9	1,923,224.4	2,623,753.8	1,483,609.7	1,483,609.7
Cumulative gap as a percentage of total financial assets	33.8%	30.3%	23.0%	17.8%	17.8%	17.6%	22.0%	11.3%	11.3%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
(2)	Cash on hand is classified in the “0-28” days category.
(3)

Cash and due from banks, and restricted cash include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.

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

(6)	Shares in the available-for-sale debt investment portfolio are classified in the “over 5 years” category. Units of open ended mutual funds, if any, are classified in “0-28” days category.
(7)	Includes net non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
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

(10)

Time deposits under Rs. 20 million are classified under various maturity categories based on the historical behavioral analysis that we have performed to determine the appropriate maturity categorization of such deposits taking into account rollovers and premature withdrawals. The rest have been classified under various maturity categories based on the residual maturity.

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

Loan Portfolio and Credit Substitutes

As of March 31, 2019, our gross loan portfolio amounted to Rs. 9,111.5 billion. As of that date, our gross credit substitutes outstanding were Rs. 272.9 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90% are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2015		2016		2017		2018		2019
	(in millions)
Retail loans	Rs.	2,720,988.5	Rs.	3,458,565.7	Rs.	4,048,961.3	Rs.	5,213,364.6	Rs.	6,237,903.6
Wholesale loans		1,222,460.6		1,534,268.7		1,939,948.4		2,162,814.4		2,873,561.0
Gross loans	Rs.	3,943,449.1	Rs.	4,992,834.4	Rs.	5,988,909.7	Rs.	7,376,179.0	Rs.	9,111,464.6
Credit substitutes (at fair value)		195,058.9		297,241.0		419,540.6		324,031.5		272,886.8
Gross loans plus credit substitutes	Rs.	4,138,508.0	Rs.	5,290,075.4	Rs.	6,408,450.3	Rs.	7,700,210.5	Rs.	9,384,351.4

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2019
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	1,911,646.9	Rs.	3,912,771.8	Rs.	413,484.9
Wholesale loans		1,537,701.3		899,447.4		436,412.3
Gross loans	Rs.	3,449,348.2	Rs.	4,812,219.2	Rs.	849,897.2
Credit substitutes (at fair value)		108,452.8		151,942.9		12,491.1
Gross loans plus credit substitutes	Rs.	3,557,801.0	Rs.	4,964,162.1	Rs.	862,388.3

	At March 31, 2019
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	758,366.5	Rs.	2,134,154.8	Rs.	849,897.2
Fixed rates		2,690,981.7		2,678,064.4		—
Gross loans	Rs.	3,449,348.2	Rs.	4,812,219.2	Rs.	849,897.2
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		108,452.8		151,942.9		12,491.1
Gross credit substitutes	Rs.	108,452.8	Rs.	151,942.9	Rs.	12,491.1
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	758,366.5	Rs.	2,134,154.8	Rs.	849,897.2
Fixed rates		2,799,434.5		2,830,007.3		12,491.1
Gross loans and credit substitutes	Rs.	3,557,801.0	Rs.	4,964,162.1	Rs.	862,388.3

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

The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0% of the total). For the purpose of industry-wise classification of retail loans the end use (i.e., business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual borrowers, where the credit facilities are for business purposes, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans. From fiscal 2017, Agriculture and allied activities is classified under Agriculture Production - Food, Agriculture Production - Non Food, Agriculture - Allied, and Animal Husbandry, respectively. Services are classified under Business Services, and Consumer Services, respectively, and Wholesale Trade is classified under Wholesale Trade - non consumer goods (now named as Wholesale Trade - Industrial), and Wholesale Trade-consumer goods (now named as Wholesale Trade - Non Industrial), respectively. Credit Card receivables and Housing Loans hitherto classified under retail loans are classified under Consumer Loans from fiscal 2017. From fiscal 2018, Agri produce trade is added by classifying certain sub segments from Wholesale Trade - Industrial, Wholesale Trade - Non Industrial and Retail Trade.

	At March 31,
	2015			2016			2017			2018			2019
	(in millions, except percentages)
Consumer Loans	Rs.	479,467.5	11.6%		Rs.670,622.8	12.7%	Rs.	1,526,978.2	23.8%	Rs.	1,948,328.2	25.3%	Rs.	2,477,945.6	26.4%
Retail Trade		190,434.7	4.6		258,095.4	4.9		323,818.6	5.1		386,399.2	5.0		446,928.5	4.8
Non-Banking Financial Companies/Financial Intermediaries		154,730.5	3.7		220,012.7	4.2		338,599.3	5.3		341,744.3	4.4		409,751.1	4.4
Road Transportation		131,762.3	3.2		184,398.2	3.5		241,771.3	3.8		310,740.7	4.0		376,547.1	4.0
Automobile & Auto Ancillary		215,063.9	5.2		210,699.3	4.0		271,963.5	4.2		312,786.0	4.1		363,393.0	3.9
Consumer Services		—	—		—	—		264,554.4	4.1		311,794.7	4.0		358,017.7	3.8
Agriculture Production - Food		—	—		—	—		284,748.8	4.4		319,141.4	4.1		330,092.5	3.5
Power		112,016.5	2.7		119,207.9	2.3		145,608.7	2.3		193,978.4	2.5		288,358.1	3.1
Telecom		—	—		—	—		129,510.8	2.0		—	—		267,561.0	2.9
Real Estate & Property Services		91,871.9	2.2		125,193.8	2.4		170,245.8	2.7		235,683.0	3.1		259,035.6	2.8
Business Services		—	—		—	—		161,452.2	2.5		208,815.4	2.7		237,102.9	2.5
Food & Beverage		128,212.4	3.1		155,489.6	2.9		178,848.8	2.8		211,367.5	2.7		233,798.9	2.5
Housing Finance Companies		—	—		—	—		143,236.6	2.2		171,780.2	2.2		203,904.2	2.2
Iron & Steel		86,389.7	2.1		117,845.3	2.2		—	—		—	—		201,003.0	2.1
Wholesale Trade - Non Industrial		—	—		—	—		237,302.7	3.7		183,081.2	2.4		200,337.7	2.1
Wholesale Trade - Industrial		—	—		—	—		170,084.4	2.7		167,357.3	2.2		192,776.2	2.1
Agriculture Production - Nonfood		—	—		—	—		202,350.3	3.2		199,451.2	2.6		192,657.8	2.1
Textiles & Garments		—	—		—	—		—	—		164,476.1	2.1		191,963.6	2.0
Agriculture - Allied		—	—		—	—		129,207.9	2.0		163,496.3	2.1		191,132.7	2.0
Activities allied to agriculture		422,894.4	10.2		550,848.4	10.4		—	—		—	—		—	—
Wholesale Trade		314,066.2	7.6		362,316.5	6.8		—	—		—	—		—	—
Services		230,486.5	5.6		310,019.3	5.9		—	—		—	—		—	—
Coal & Petroleum Products		—	—		—	—		—	—		—	—		—	—
Others (including unclassified retail)		1,581,111.5	38.2		2,005,326.2	37.8		1,488,168.0	23.2		1,869,789.4	24.5		1,962,044.2	20.9
Total	Rs.	4,138,508.0	100.0%	Rs.	5,290,075.4	100.0%	Rs.	6,408,450.3	100.0%	Rs.	7,700,210.5	100.0%	Rs.	9,384,351.4	100.0%

As of March 31, 2019, our ten largest exposures totaled Rs. 918.7 billion and represented 63.9% of our capital funds as per RBI guidelines. The largest group of companies under the same management control accounted for 26.3% of our capital funds as per RBI guidelines.

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their adjusted net bank credit (“ANBC”), as computed in accordance with RBI guidelines, or the credit equivalent amount of off balance sheet exposures, whichever is higher, as of the corresponding date of the preceding year, to certain sectors called “priority sectors”. Priority sectors are broadly comprised of agriculture, micro enterprises and other PSL, which includes small and medium enterprises, residential mortgages, education, renewal energy and social infrastructure, among others, subject to satisfying certain criteria.

We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. From fiscal 2017, the assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter. Accordingly, on the basis of average calculation, the Bank’s total PSL achievement for fiscal 2019 stood at 41.9%. The Bank met its priority sector lending requirements in fiscal 2019. The PSL master circular mentions that Scheduled Commercial Banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the RIDF established with NABARD and other Funds with NABARD, NHB, SIDBI or MUDRA Ltd., as decided by the RBI from time to time.

As of March 31, 2019, our total investments as directed by RBI in such deposits were Rs. 108.3 billion yielding returns ranging from 4.3% to 8.3%.

The following table sets forth, for the periods indicated, our loans, broken down by sector, forming part of our directed lending:

	As of March 31,
	2015		2016		2017		2018		2019
	(in millions)
Directed lending:
Agriculture	Rs.	392,441.4	Rs.	528,672.4	Rs.	631,861.6	Rs.	735,135.0	Rs.	742,724.9
Micro small and medium enterprises(1)		454,716.8		682,621.9		785,715.9		814,006.9		1,168,199.9
Other		221,829.8		217,302.5		223,502.7		205,145.0		295,582.8
Total directed lending	Rs.	1,068,988.0	Rs.	1,428,596.8	Rs.	1,641,080.2	Rs.	1,754,286.9	Rs.	2,206,507.6

(1)	Includes medium enterprises from fiscal 2016

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2015		2016		2017		2018		2019
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	25,835.2	Rs.	37,423.0	Rs.	52,704.0	Rs.	75,904.5	Rs.	102,268.8
Wholesale loans		13,489.6		15,559.7		30,275.7		32,812.8		38,153.7
Gross non-performing loans	Rs.	39,324.8	Rs.	52,982.7	Rs.	82,979.7	Rs.	108,717.3	Rs.	140,422.5
Allowances for credit losses	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5	Rs.	85,783.0
Unallocated allowances for credit losses		22,625.1		26,352.0		32,766.8		49,906.7		62,449.0
Non-performing loans net of specific allowances for credit losses		14,615.8		21,974.6		37,249.6		46,116.8		54,639.5
Gross loan assets		3,943,449.1		4,992,834.4		5,988,909.7		7,376,179.0		9,111,464.6
Net loan assets	Rs.	3,896,115.0	Rs.	4,935,474.3	Rs.	5,910,412.8	Rs.	7,263,671.8	Rs.	8,963,232.6
Gross non-performing loans as a percentage of gross loans		1.0%		1.1%		1.4%		1.5%		1.5%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		13.9%		11.1%		31.4%		27.9%		25.5%
Gross unsecured non-performing loans as a percentage of gross unsecured loans.		0.6%		0.5%		1.7%		1.5%		1.3%
Non-performing loans net of specific allowances for credit losses as a percentage of net loan assets		0.4%		0.4%		0.6%		0.6%		0.6%
Specific allowances for credit losses as a percentage of gross non-performing loans		62.8%		58.5%		55.1%		57.6%		61.1%
Total allowances for credit losses as a percentage of gross non-performing loans		120.4%		108.3%		94.6%		103.5%		105.6%

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2015		2016		2017		2018		2019
	(in millions)
Performing	Rs.	3,904,124.3	Rs.	4,939,851.7	Rs.	5,905,930.0	Rs.	7,267,461.7	Rs.	8,971,042.1
Non-performing or impaired:
On accrual status		2,431.2		4,291.3		—		—		—
On non-accrual status		36,893.6		48,691.4		82,979.7		108,717.3		140,422.5
Total non-performing or impaired		39,324.8		52,982.7		82,979.7		108,717.3		140,422.5
Total	Rs.	3,943,449.1	Rs.	4,992,834.4	Rs.	5,988,909.7	Rs.	7,376,179.0	Rs.	9,111,464.6

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

Retail

Our retail loan loss allowance consists of specific/allocated and unallocated allowances.

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

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “ Risk Factors—We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized” .

	As of March 31,
	2015					2016					2017					2018					2019
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(in millions, except percentages)
Glass & Glass Products	Rs.	5,895.8	Rs.	1,635.1	27.7%	Rs.	8,111.7	Rs.	1,727.1	21.3%	Rs.	10,165.3	Rs.	1,701.0	16.7%	Rs.	10,877.3	Rs.	1,962.2	18.0%	Rs.	14,017.0	Rs.	1,785.3	12.7%
Wholesale Trade - Non Industrial		—		—	—		—		—	—		232,111.9		15,722.9	6.8		180,841.8		15,239.0	8.4		200,089.4		15,856.7	7.9
Agriculture Production - Food		—		—	—		—		—	—		282,673.8		4,217.1	1.5		318,643.5		12,227.0	3.8		330,092.5		18,915.0	5.7
Paper, Printing and Stationery		26,216.3		859.4	3.3		28,610.4		178.5	0.6		31,448.5		1,634.9	5.2		38,025.5		1,592.8	4.2		41,926.3		1,881.6	4.5
Food and Beverage		121,172.2		1,101.1	0.9		152,253.7		1,871.7	1.2		166,494.3		3,361.2	2.0		210,780.7		7,007.4	3.3		233,798.9		8,577.3	3.7
Agriculture - Allied		—		—	—		—		—	—		129,207.9		3,218.8	2.5		163,496.3		6,184.0	3.8		191,132.7		6,641.6	3.5
Agriculture Production - Non Food		—		—	—		—		—	—		202,350.3		2,854.5	1.4		199,451.2		4,156.8	2.1		192,657.8		5,492.5	2.9
Infrastructure Development		63,146.3		870.9	1.4		63,931.9		2,991.7	4.7		88,135.0		2,738.2	3.1		109,841.9		3,366.7	3.1		128,273.5		3,652.2	2.8
Animal Husbandry		—		—	—		—		—	—		24,393.9		124.7	0.5		28,038.2		466.6	1.7		19,849.3		508.4	2.6
Agriculture Produce - Trade		—		—	—		—		—	—		—		—	—		97,396.9		1,522.9	1.6		122,512.2		2,816.6	2.3
Wholesale Trade - Industrial		—		—	—		—		—	—		166,940.1		3,905.8	2.3		167,253.4		3,469.0	2.1		192,708.4		3,657.1	1.9
Mining and Minerals		45,844.4		761.2	1.7		54,165.4		534.5	1.0		57,585.4		1,183.8	2.1		49,165.3		303.0	0.6		65,879.6		1,220.4	1.9
Iron and Steel		84,913.9		4,793.8	5.6		97,934.7		4,712.7	4.8		106,816.0		4,499.4	4.2		135,431.1		4,196.0	3.1		195,488.6		3,943.2	2.0
Retail trade		189,593.5		1,769.0	0.9		253,373.6		2,450.3	1.0		320,876.9		3,731.5	1.2		385,217.8		6,279.0	1.6		445,757.8		7,767.0	1.7
Real Estate & Property Services		88,264.9		846.9	1.0		121,992.9		3,559.2	2.9		168,660.4		3,822.8	2.3		233,700.5		4,015.9	1.7		257,056.8		4,175.1	1.6
Road Transportation		131,240.2		1,849.8	1.4		183,707.5		1,826.0	1.0		241,771.3		2,518.7	1.0		310,740.7		3,313.8	1.1		376,547.1		5,536.7	1.5
Textiles & Garments		64,183.5		801.9	1.2		92,386.0		996.0	1.1		109,393.7		1,511.8	1.4		159,873.4		2,531.5	1.6		187,527.5		2,544.7	1.4
Business Services		—		—	—		—		—	—		159,666.1		1,450.0	0.9		207,868.8		2,224.1	1.1		236,853.7		3,074.9	1.3
Other Industries		—		—	—		—		—	—		315,497.4		5,426.8	1.7		334,256.9		3,028.6	0.9		376,953.2		4,730.1	1.3
Automobile & Auto Ancillary		192,017.4		1,404.7	0.7		199,606.7		1,789.3	0.9		240,301.6		2,353.5	1.0		299,680.3		2,608.6	0.9		352,979.1		4,262.9	1.2
Engineering		79,747.2		1,596.1	2.0		95,022.6		1,112.1	1.2		110,827.8		538.5	0.5		133,216.6		983.1	0.7		159,462.7		2,962.3	1.9
Gems and Jewellery		34,481.7		372.3	1.1		69,659.9		449.8	0.6		69,339.0		789.1	1.1		85,017.9		1,255.4	1.5		100,642.9		1,083.6	1.1
Consumer Services		—		—	—		—		—	—		260,053.9		2,331.4	0.9		308,333.2		2,754.2	0.9		354,060.4		3,771.1	1.1
Consumer Loans		479,467.5		2,392.3	0.5		670,622.8		3,818.7	0.6		1,526,978.2		10,760.3	0.7		1,948,328.2		15,236.4	0.8		2,477,945.6		22,513.7	0.9
Wood & Products		6,324.2		188.1	3.0		8,482.6		291.0	3.4		10,994.0		345.4	3.1		14,782.7		201.8	1.4		19,098.5		165.1	0.9
FMCG & Personal Care		8,192.3		22.7	0.3		10,785.2		55.1	0.5		18,499.9		45.6	0.2		26,273.4		117.8	0.4		31,209.3		221.1	0.7
Leather & Products		5,235.3		19.8	0.4		6,189.0		27.1	0.4		6,898.0		78.1	1.1		11,298.2		80.9	0.7		15,806.2		99.6	0.6
Drugs and Pharmaceuticals		40,114.5		386.7	1.0		36,854.5		372.0	1.0		31,133.3		381.7	1.2		54,444.1		410.2	0.8		57,963.6		359.8	0.6
Information Technology		21,913.3		591.5	2.7		15,365.5		200.4	1.3		23,518.6		171.5	0.7		40,074.1		117.8	0.3		33,414.7		176.5	0.5
Media & Entertainment		9,727.9		55.2	0.6		13,694.2		153.2	1.1		16,761.1		137.4	0.8		16,414.6		76.7	0.5		19,190.2		96.5	0.5
Consumer Durables		21,586.7		67.1	0.3		32,864.7		161.3	0.5		43,224.5		174.2	0.4		47,822.9		205.9	0.4		59,776.8		296.9	0.5
Plastic & Products		16,909.0		36.6	0.2		24,351.8		283.9	1.2		32,751.4		278.5	0.9		41,665.0		155.6	0.4		51,589.9		205.9	0.4
Non-ferrous Metals		14,642.5		44.2	0.3		23,968.0		41.1	0.2		33,010.3		247.7	0.8		40,081.6		119.2	0.3		64,986.2		190.7	0.3
Fishing		3,788.7		6.1	0.2		5,117.6		19.9	0.4		7,188.8		11.4	0.2		8,653.5		11.5	0.1		11,384.5		31.8	0.3
Chemical and Products		40,031.1		107.8	0.3		38,095.6		68.7	0.2		49,020.6		102.7	0.2		58,460.5		193.2	0.3		71,892.6		166.4	0.2
Telecom		41,137.6		14.0	0.0		69,477.6		54.6	0.1		108,104.6		47.4	0.0		125,842.1		576.3	0.5		246,272.4		530.0	0.2
Coal & Petroleum Products		40,153.4		74.5	0.2		46,279.5		97.3	0.2		48,513.8		119.7	0.2		53,206.1		135.6	0.3		92,504.7		187.8	0.2
Cement & Products		26,789.7		22.7	0.1		37,872.7		43.4	0.1		38,204.8		56.5	0.1		74,435.8		121.0	0.2		115,169.4		83.8	0.1
Other Non-Metallic Mineral Products		9,579.2		80.0	0.8		9,246.2		83.7	0.9		11,819.7		87.5	0.7		17,680.8		57.0	0.3		20,375.4		14.7	0.1
Rubber & Products		5,418.8		140.2	2.6		5,767.0		159.0	2.8		7,483.4		116.5	1.6		8,311.6		4.4	0.1		11,059.7		5.6	0.1
Fertilisers & Pesticides		49,186.2		1.4	0.0		69,044.6		2.3	0.0		64,778.6		1.5	0.0		81,113.1		1.9	0.0		91,942.1		41.7	0.0
Power		96,169.7		103.4	0.1		103,437.7		114.5	0.1		125,213.0		94.2	0.1		159,239.8		92.8	0.1		251,169.4		82.9	0.0
NBFC/Financial Intermediaries		94,744.7		981.5	1.0		130,684.6		957.5	0.7		180,220.7		76.6	0.0		231,249.9		111.7	0.0		311,477.1		84.4	0.0
Shipping		2,475.7		14.8	0.6		2,096.9		6.2	0.3		2,289.8		8.9	0.4		3,838.3		2.0	0.1		7,709.1		2.0	0.0
Tobacco & Products		529.5		7.6	1.4		531.1		4.4	0.8		—		—	—		—		—	—		867.4		0.1	0.0
Capital Market Intermediaries		19,791.3		36.8	0.2		18,583.0		37.3	0.2		—		—	—		—		—	—		46,092.7		9.2	0.0
Banks and Financial Institutions		21,511.5		0.4	0.0		14,494.9		13.0	0.1		—		—	—		—		—	—		—		—	—
Airlines		305.6		1.7	0.6		—		—	—		—		—	—		—		—	—		—		—	—
Housing Finance Companies		—		—	—		—		—	—		—		—	—		—		—	—		—		—	—
Railways		1,068.0		0.7	0.1		—		—	—		—		—	—		—		—	—		—		—	—
Activities allied to agriculture		422,894.4		5,369.3	1.3		550,848.4		7,397.1	1.3		—		—	—		—		—	—		—		—	—
Wholesale Trade		308,806.4		3,608.2	1.2		349,927.1		4,671.8	1.3		—		—	—		—		—	—		—		—	—
Services		230,040.6		1,712.3	0.7		306,593.9		2,473.7	0.8		—		—	—		—		—	—		—		—	—
Miscellaneous industries		69,377.7		1,436.4	2.1		47,072.1		1,057.5	2.2		—		—	—		—		—	—		—		—	—
Retail advances not otherwise classified		658,489.4		3,138.6	0.5		842,772.6		6,118.1	0.7		—		—	—		—		—	—		—		—	—
Total				39,324.8					52,982.7					82,979.7					108,717.3					140,422.5
Specific allowance for credit losses				24,709.0					31,008.1					45,730.1					62,600.5					85,783.0
Non-performing loans, net				14,615.8					21,974.6					37,249.6					46,116.8					54,639.5

As of March 31, 2019, our gross non-performing loan as a percentage of gross loans in the respective industries was the highest in glass and Glass Products, Wholesale Trade - Non Industrial and Paper and Agriculture Production - Food.

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

Wholesale Trade - Non Industrial

A consortium of banks, including us, provides credit facilities to state governments for procurement of food grains under the Targeted Public Distribution and Other Welfare Schemes of the Government of India. The credit limit for procurement of food grains is authorized by the RBI and consented to by the Ministry of Finance under Article 293 (3) of the Constitution of India. The outstanding balances of the state governments generally do not exceed the food stock and receivables at any point in time. However, in the case of a state government, there was a gap between outstanding balance and the food stock and receivables. This gap has been funded by the consortium through a term loan repayable over 20 years in equated monthly installments with credit enhancements, including a letter of comfort from the Government of India.

Agriculture Production - Food

Agriculture production in India is largely dependent on the length of the monsoon season and is impacted by weather conditions which result in uncertainty in crop yields and wide swings in farm income. Government policy on food grain pricing and procurement as well as the prevalent market conditions impact farm income. In fiscal 2019, natural calamities like floods and draughts affected several Indian states thereby impacting farm output. Several Indian state governments also announced farm loan waiver schemes. The uncertainty of repayment and the expectations of future waivers also impacted cash flows for farmers. This has impacted recoveries in recent harvest cycles thereby resulting in a rise in delinquency.

Top Ten Non-Performing Loans

As of March 31, 2019 our top ten non-performing loans represented 18.6% of our gross non-performing loans and 0.3% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. None of the loans is collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral). Interest payments not being serviced as of fiscal 2019 for these loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses. Our top non-performing loan is to a state government which is backed by credit enhancements including letter of comfort from the Government of India.

	At March 31, 2019
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in Collateral value		Currently servicing all Interest payments
	(in millions)
Borrower 1	Wholesale Trade-Non Industrial	Consortium	Rs.	11,902.8	Rs.	10,819.6	Rs.	—	Yes
Borrower 2	Agri Production-Food	Consortium		2,880.3		1,871.1		633.2	No
Borrower 3	Real Estate & Property Services	Multiple		2,502.7		—		3,209.5	No
Borrower 4	Iron and Steel	Consortium		1,909.0		1,909.0		2,863.5	No
Borrower 5	Glass & Products	Consortium		1,775.5		—		1,731.4	No
Borrower 6	Food and Beverage	Multiple		1,350.3		—		—	No
Borrower 7	Engineering	Consortium		1,179.6		527.4		885.1	No
Borrower 8	Infrastructure Development	Consortium		1,039.5		—		1,439.1	No
Borrower 9	Paper, Printing and Stationery	Multiple		810.7		—		—	No
Borrower 10	Mining and Minerals	Consortium		708.7		73.4		3,020.0	No
			Rs.	26,059.1	Rs.	15,200.5

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

The following table sets forth, as of the dates indicated, our non-performing loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2015		2016		2017		2018		2019
	(in millions, except percentages)
Gross restructured loans	Rs.	4,165.6	Rs.	4,245.8	Rs.	3,069.3	Rs.	3,012.9	Rs.	3,013.0
Allowance for credit losses		2,056.9		2,090.2		686.4		1,561.7		2,340.6
Net restructured loan	Rs.	2,108.7	Rs.	2,155.6	Rs.	2,382.9	Rs.	1,451.2	Rs.	672.4
Gross restructured loans as a percentage of gross non-performing loans		10.6%		8.0%		3.7%		2.8%		2.1%
Net restructured loans as a percentage of net non-performing loans		14.4%		9.8%		6.4%		3.1%		1.2%

If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan. See “Supervision and Regulation—Restructured Assets” and “Supervision and Regulation—Resolution of Stressed Assets.”

Remediation Strategy for Non-Performing Loans

We focus on early problem recognition and active remedial management efforts in relation to our non-performing loans. Because we are involved primarily in working capital finance with respect to wholesale loans, we track our borrower’s performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers that we believe are displaying deteriorating credit trends. Relationship managers lead the recovery effort together with strong support from the credit group in the corporate office in Mumbai. Recovery is pursued through, among others, legal processes, enforcement of collateral, negotiated one-time settlements and other similar strategies. The particular strategy pursued depends upon the level of cooperation of the borrower, our assessment of the borrower’s management integrity and long-term viability, the credit structure and the role of other creditors.

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2015		2016		2017		2018		2019
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	20,649.2	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5
Additions during the period
Retail		19,615.7		24,446.1		34,723.4		50,794.5		69,848.2
Wholesale		4,248.1		2,071.6		6,561.8		4,054.2		6,665.9
Less allowances no longer required on account of write-offs		(19,804.0)		(20,218.6)		(26,563.2)		(37,978.3)		(53,331.6)
Specific allowance for credit losses at the end of period	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5	Rs.	85,783.0
Unallocated allowance for credit losses at the beginning of the period	Rs.	21,964.0	Rs.	22,625.1	Rs.	26,352.0	Rs.	32,766.8	Rs.	49,906.7
Additions during the period		661.1		3,726.9		6,414.8		17,139.9		12,542.3
Unallocated allowance for credit losses at the end of the period	Rs.	22,625.1	Rs.	26,352.0	Rs.	32,766.8	Rs.	49,906.7	Rs.	62,449.0
Total allowance for credit losses at the beginning of the period	Rs.	42,613.2	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2
Allowance no longer required on account of write-offs		(19,804.0)		(20,218.6)		(26,563.2)		(37,978.3)		(53,331.6)
Additions during the period		24,524.9		30,244.6		47,700.0		71,988.6		89,056.4
Total allowance for credit losses at the end of the period	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0

Movements in our allowances for credit losses charged to expense do not include recoveries against write-off cases amounting to Rs. 12,590.8 million and Rs. 16,777.1 million for fiscals 2018 and 2019, respectively. Allowances for credit losses for the periods presented have been disclosed net of recoveries.

The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2015		2016		2017		2018		2019
	(in millions)
Wholesale
Allocated	Rs.	8,083.8	Rs.	7,413.4	Rs.	11,713.5	Rs.	15,323.0	Rs.	20,233.2
Unallocated		3,248.4		3,803.4		4,656.2		7,759.3		9,507.9
Subtotal	Rs.	11,332.2	Rs.	11,216.8	Rs.	16,369.7	Rs.	23,082.3	Rs.	29,741.1
Retail
Allocated		16,625.2		23,594.7		34,016.6		47,277.5		65,549.8
Unallocated		19,376.7		22,548.6		28,110.6		42,147.4		52,941.1
Subtotal	Rs.	36,001.9	Rs.	46,143.3	Rs.	62,127.2	Rs.	89,424.9	Rs.	118,490.9
Allowance for credit losses	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0

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

Introduction

Overview

We are a new generation private sector bank in India. Our principal business activities are retail banking, wholesale banking and treasury services. Our retail banking division provides various products such as deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services and other services. Through our wholesale banking operations we provide products such as loans, deposit products, documentary credits, guarantees, bullion trading, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the Government, custody services and correspondent banking services. Our treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings.

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

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest bearing deposits, and the extent to which we rely on borrowings. Our allowance for credit losses is comprised of specific and unallocated allowances for loan loss. Impairments of credit substitutes are not included in our loan loss provision, but are reflected under “Non-interest revenue—other than temporary losses on available for sale debt securities” in our consolidated statements of income.

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

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, expenditure for the purchase of priority sector lending certificates and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses.

Our financial condition and results of operations are affected by general economic conditions prevailing in India. During fiscal 2019, economic growth moderated as compared to fiscal 2018. As per the estimates of the Indian Central Statistics Office (“CSO”), real GDP growth slowed down to 6.8 percent in fiscal 2019 from 7.2 percent in fiscal 2018. Growth rates first started to decrease in the first quarter of fiscal 2018 as GDP growth slowed down to 6.0 percent, sharply lower than 9.4 percent expansion in the same quarter of fiscal 2017. The transitional impact of the GST and lingering residual effects of demonetization were in part responsible for the slowdown. As the negative effects of GST, demonetization shock and supply disruptions gradually faded, the economy started to recover. GDP growth bounced back to 8.2 percent in the fourth quarter of fiscal 2018 and 8.0 percent in the first quarter of fiscal 2019. However, since then growth has slowed to 6.6 percent in the third quarter of fiscal 2019 and further down to 5.8 percent in the fourth quarter of fiscal 2019. While our results may not necessarily track the GDP figures directly, how the economy performs affects the environment in which we operate. For instance, a strong GDP growth may lead businesses to plan and invest confidently, in turn causing a stronger demand for bank credit.

On the other hand, inflation also moderated during fiscal 2019, with the average level of CPI declining to 3.4 percent in fiscal 2019 from 3.6 percent in fiscal 2018 and 4.5 percent in fiscal 2017. A range of supply side measures, including prudent food stock management, appropriate monetary policy action and subdued global commodity prices partially led to the decline in inflation. As a result of , inter alia, declining inflationary pressures, the RBI reduced the policy repo rate by 25 basis points from 6.25 percent in fiscal 2017 to 6.00 percent in fiscal 2018. Higher inflation generally leads to higher interest rates and raises the cost of funds for businesses, making it difficult for them to borrow. Higher interest rates also affect us as our spreads could compress.

In June 2018, the RBI had increased the policy repo rate to 6.25 percent. This was followed by a further increase of 25 basis points to 6.50 percent in August 2018. Recent moderation in economic growth, coupled with lower inflation, led the RBI to cut repo rates in February 2019, in April 2019 and June 2019 in order to provide a stimulus for the economy. The repo rate now stands at 5.75 percent effective June 6, 2019. In its 6th June 2019 monetary policy review, the RBI also shifted its monetary policy stance from “neutral” to “accommodative”. A lower interest rate scenario, adds to the economic growth and is generally beneficial to the environment in which we operate, provided inflation is under control.

On the fiscal side, the Government appears to be committed to fiscal consolidation by reducing the fiscal deficit from 4.5 percent in fiscal 2014 to 3.5 percent in fiscal 2017. However, given rising pressures on the fiscal side, the Government strayed slightly from its fiscal consolidation path. The fiscal deficit as a percentage of GDP stood at 3.5 percent in fiscal 2018 versus the 3.2 percent target. For fiscal 2019, the revised estimates show a slightly higher fiscal deficit at 3.4 percent of GDP compared to the budgeted fiscal deficit of 3.3 percent. For fiscal 2020 the budget projects a fiscal deficit of 3.3 percent, higher than the 3.1 percent target set out in the fiscal 2019 medium-term fiscal framework. The focus of this year’s budget has been primarily on reviving the rural economy, infrastructure, health, employment generation and smaller businesses. Declining fiscal deficits tend to have a favorable impact on our operations, as lower fiscal deficit allows the central bank to reduce rates, given a sustainable level of inflation and also does not crowd out private investments. Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2019, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.6 percent of net customer assets. In addition, our net customer assets represented 100.1 percent of our deposits and our deposits represented 69.5 percent of our total liabilities and shareholders’ equity. Our average non-interest bearing current accounts and low-interest bearing savings accounts represented 39.9 percent of our average total deposits for the period ended March 31, 2019. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal 2019 of 4.5 percent.

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”), which was subsequently confirmed by the RBI through its circular dated February 11, 2016. The 2016 Roadmap requires such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, with comparative financial information for accounting periods commencing on or after April 1, 2017. The implementation of IND-AS by banks requires certain legislative changes in the format of financial statements to comply with disclosures required by IND-AS. In April 2018, the RBI deferred the effective date for implementation of IND-AS by one year, by which point the necessary legislative amendments were expected to have been completed. The legislative amendments recommended by the RBI are under consideration of the Government of India. Accordingly, the RBI, in March 2019 deferred the implementation of IND-AS until further notice.

In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.

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

(d) The impairment requirements of IND-AS 109, Financial Instruments, are based on an Expected Credit Loss (“ECL”) model that replaces the incurred loss model under the extant framework. We will be generally required to recognize either a 12-month or lifetime ECL, depending on whether there has been a significant increase in credit risk since initial recognition. IND-AS 109 will change our current methodology for calculating the provision for standard assets and non-performing assets (“NPAs”). We will be required to apply a three-stage approach to measure ECL on financial instruments accounted for at amortized cost or fair value through other comprehensive income. Financial assets will migrate through the following three stages based on the changes in credit quality since initial recognition:

Stage 1: 12—months ECL

For exposures which have not been assessed as credit-impaired or where there has not been a significant increase in credit risk since initial recognition, the portion of the ECL associated with the probability of default events occurring within the next 12 months will need to be recognized.

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

Retail

Our retail loan loss allowance consists of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowances”).

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

We establish specific allowances for each impaired wholesale loan customer in the aggregate for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent. Collateral values are generally based on appraisals from internal and external valuation sources.

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by the Bank for selection of loans for credit reviews and assessment of impairment.

We have also established an unallocated allowance for wholesale standard loans based on the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our wholesale unallocated allowance based on an internal credit slippage matrix, which measures our historic losses for our standard loan portfolio.

Revenue Recognition

Interest income from loans and from investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. Fees and commissions from guarantees issued are amortized over the contractual period of the commitment. Dividends from investments are recognized when declared. Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method. Other fees and income are recognized when earned, which is when the service that results in the income has been provided. We amortize the annual fees on credit cards over the contractual period of the fees.

Investments in Securities

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt and equity securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in note 7 of the consolidated financial statements and on concentrations of credit risk in note 11 of the consolidated financial statements.

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

All debt securities that are not classified as HTM or HFT are classified as available for sale debt securities (“AFS”) and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Up to March 31, 2018 equity securities with readily determinable fair values that were not classified as HFT were classified as available for sale and were carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, were reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Dividend income on such securities was included in Interest and dividend revenue- available for sale debt securities. Non-marketable equity securities were carried at cost.

We adopted ASU 2016-01 and ASU 2018-03 with effect from April 1, 2018. The available-for-sale category was eliminated for equity securities which were reclassified to other assets. This resulted in a cumulative catch-up reclassification from AOCI to retained earnings (see note 2 (w)(ii) and note 14). Marketable securities are measured at fair value, change in fair value recorded in earnings. Non- marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. The Bank’s review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.

Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.

Transfers between categories are recorded at fair value on the date of the transfer.

Declines in the fair values of held to maturity and available for sale debt securities below their carrying value that are other than temporary are reflected in net income as other than temporary impairment losses, based on management’s best estimate of the fair value of the investment. We conduct a review each year to identify other than temporary declines based on an evaluation of all significant factors. Our review of impairment generally entails identification and evaluation of investments that have indications of possible impairment, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analyses, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. We do not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increase and we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis.

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

Goodwill and Other Intangibles

Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. ASC 350-20 “Goodwill” stipulates that goodwill of a reporting unit shall be tested on an annual basis and in the interim period under certain circumstances. Accordingly, we have determined that we will test the goodwill on our books for impairment at annual rests, unless circumstances warrant us to carry out impairment tests in an interim period. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2019. The results of the first step of the impairment test showed no indication of impairment. Accordingly, we did not perform the second step of the impairment test.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 32 of the consolidated financial statements, “ Fair Value Measurement “ for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2019, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale mortgage and asset-backed securities aggregating Rs. 38,812.9 million. The Level 3 instruments comprised 1.3 percent of our total securities portfolio and 0.3 percent of our total assets, as of March 31, 2019. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends. Available-for-sale securities aggregating Rs. 6.6 billion and Rs. 0.1 billion classified as Level 1 as of March 31, 2017 and March 31, 2018 were transferred to Level 2 during fiscal 2018 and fiscal 2019, respectively.

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

Recently Issued Accounting Pronouncements Not Yet Effective

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Previously, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. Lessor accounting is largely unchanged. Expanded disclosures about the nature and terms of lease agreements will be required prospectively. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank does not plan to early adopt the ASU. The Bank expects to adopt the guidance in fiscal 2020. In July 2018, the FASB issued ASU 2018-11 “Leases (Topic 842) - Targeted improvements” which permits the update to be adopted using a modified cumulative effect approach wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date, or a cumulative-effect adjustment to retained earnings at the effective date without revising prior comparative periods. The Bank expects to recognize lease liabilities and corresponding assets at their present value predominantly related to all of the Rs. 85.9 billion of future minimum lease payments required under operating leases as disclosed in note 27. The effect of the adoption will depend on the lease portfolio at the time of transition.

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses is required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses is required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. While the update changes the measurement of the allowance for credit losses, it does not change the Bank’s credit risk of its loan portfolios. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. While early adoption is permitted beginning fiscal 2020, the Bank does not expect to elect that option. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The credit loss estimation models and processes to be used in implementing the update are under design and development. The Bank has been assessing the key differences and gaps between its current allowance methodologies and models with those it is considering to use upon adoption. The allowance methodologies and model to be adopted will be validated and tested which is expected to be completed by fiscal 2020. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. At the date of adoption this may have a resulting negative adjustment to retained earnings. The ultimate impact will be dependent on the characteristics of the Bank’s portfolio at date of adoption as well as the macroeconomic conditions and forecasts as of that date. At this point in implementation we are not able to provide a more precise estimate of the impact. In November 2018, the FASB issued ASU 2018-19 to clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases are be accounted for in accordance with Topic 842, Leases.

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

In March 2017, the FASB issued ASU 2017-08 “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)—Premium Amortization on Purchased Callable Debt Securities”. This update amends the amortization period for certain purchased callable debt securities held at a premium. The update requires entities to amortize premiums on debt securities by the first call date when the securities have fixed and determinable call dates and prices. ASU 2017-08 does not change the accounting for discounts, which continue to be recognized over the contractual life of a security. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period but such adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of the ASU is on a modified retrospective basis through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. The Bank expects to adopt the guidance in fiscal 2020. The impact of this ASU is not expected to be material.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. This update simplifies the accounting for share-based payment transactions for acquiring goods and services from nonemployees, applying some of the same requirements as employee share-based payment transactions. The ASU will not affect the accounting for share-based payment awards to nonemployee directors, which will continue to be treated as employee share-based transactions under the current standards. ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The requirements of the ASU will be adopted through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Bank expects to adopt the guidance in fiscal 2020. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations or disclosures, as it is not the Bank’s practice to issue stock-based awards to pay for goods and services from nonemployees.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments modify certain disclosure requirements for fair value measurements. Entities are required to disclose and describe the range and weighted-average of significant observable inputs used to develop Level 3 fair value measurements prospectively. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The update aligns the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software, regardless of whether they convey a license to the hosted software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by this ASU. The amendments are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. An entity has the option to apply amendments in the ASU either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 19.6 percent from Rs. 363.8 billion in fiscal 2018 to Rs. 435.2 billion in fiscal 2019. Our net interest margin was 4.6 percent for fiscal 2019. The following table sets out the components of net interest revenue after allowance for credit losses

	Year ended March 31,
	2018		2019		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Interest on loans	Rs.	667,458.7	Rs.	827,683.0	Rs.	160,224.3	24.0
Interest on securities, including dividends and interest on trading assets		162,258.3		199,885.4		37,627.1	23.2
Other interest revenue		13,748.3		14,146.5		398.2	2.9

Total interest and dividend revenue		843,465.3		1,041,714.9		198,249.6	23.5
Interest on deposits		326,717.8		410,026.4		83,308.6	25.5
Interest on short-term borrowings		26,004.4		39,054.3		13,049.9	50.2

Interest on long-term debt		67,297.5		85,081.1		17,783.6	26.4
Other interest expense		295.0		47.5		(247.5)	(83.9)

Total interest expense		420,314.7		534,209.3		113,894.6	27.1

Net interest revenue	Rs.	423,150.6	Rs.	507,505.6	Rs.	84,355.0	19.9

Less: Allowance for credit losses:

Retail		52,577.1		64,051.0		11,473.9	21.8

Wholesale		6,820.7		8,228.3		1,407.6	20.6

Total	Rs.	59,397.8	Rs.	72,279.3	Rs.	12,881.5	21.7
Net interest revenue after allowance for credit losses	Rs.	363,752.8	Rs.	435,226.3	Rs.	71,473.5	19.6

Interest and Dividend Revenue

Interest income on loans increased by 24.0 percent, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 23.1 percent from Rs. 6,507.4 billion in fiscal 2018 to Rs. 8,013.0 billion in fiscal 2019. Our average balance of retail loans increased by 22.2 percent from Rs. 4,629.2 billion in fiscal 2018 to Rs. 5,655.2 billion in fiscal 2019. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 25.5 percent from Rs. 1,878.2 billion in fiscal 2018 to Rs. 2,357.8 billion in fiscal 2019. Retail loan yields remained stable at 11.1 percent in 2019 as compared to fiscal 2018. Wholesale loan yields increased from 8.1 percent in fiscal 2018 to 8.5 percent in fiscal 2019.

Interest on securities, including dividends and interest on trading assets, increased by 23.2 percent from Rs. 162.3 billion in fiscal 2018 to Rs. 199.9 billion in fiscal 2019. This was primarily driven by an increase in the average balance of investments. The average balance of our investments increased by Rs. 518.9 billion from Rs. 2,263.8 billion in fiscal 2018 to Rs. 2,782.7 billion in fiscal 2019. Investment yields remained stable at 7.2 percent in 2019 as compared to fiscal 2018.

Other interest revenue increased by 2.9 percent from Rs. 13.7 billion in fiscal 2018 to Rs. 14.2 billion in fiscal 2019, primarily due to increase in yield on dues from banks from 4.5 percent in 2018 to 4.9 percent in 2019. The average balance of dues from banks and other interest earning assets increased by 1.1 percent from Rs. 281.5 billion in fiscal 2018 to Rs. 284.6 billion in fiscal 2019.

Interest Expense

Our interest expense on deposits increased by 25.5 percent from Rs. 326.7 billion in fiscal 2018 to Rs. 410.0 billion in fiscal 2019. This increase was primarily due to an increase in our average interest bearing deposits, which increased by 21.9 percent from Rs. 5.849.5 billion in fiscal 2018 to Rs. 7,131.2 billion in fiscal 2019. This increase was augmented by an increase in the average cost of our deposits. The average cost of our deposit, including non-interest bearing deposits increased from 4.8 percent in fiscal 2018 to 5.0 percent in fiscal 2019.

The average balance of our savings account deposits increased from Rs. 1,919.7 billion in fiscal 2018 to Rs. 2,226.3 billion in fiscal 2019 and the average balance of our time deposits increased from Rs. 3,929.8 billion in fiscal 2018 to Rs. 4,904.9 billion in fiscal 2019. Cost of time deposits increased from 6.5 percent in fiscal 2018 to 6.7 percent in fiscal 2019.

Interest expense on our short-term borrowings increased by 48.7 percent from Rs. 26.3 billion in fiscal 2018 to Rs. 39.1 billion in fiscal 2019 primarily on account of an increase in the average balance of our short-term borrowings. The average balance of our short-term borrowings increased by 47.3 percent from Rs. 529.8 billion in fiscal 2018 to Rs. 780.6 billion in fiscal 2019. The cost of our short-term borrowings remained stable at 5.0 percent in fiscals 2018 and 2019. Interest expense on our long-term debt increased by 26.4 percent primarily on account of an increase in our average balance of long-term debt from Rs. 881.6 billion in fiscal 2018 to Rs. 1,015.1 billion in fiscal 2019. This increase was further augmented by an increase in the cost of our long-term debt, which increased from 7.6 percent in fiscal 2018 to 8.4 percent in fiscal 2019.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 21.7 percent from Rs. 59.4 billion in fiscal 2018 to Rs. 72.3 billion in fiscal 2019.

Our loan loss allowance for credit losses in our retail loan portfolio increased by 21.8 percent from Rs. 52.6 billion in fiscal 2018 to Rs. 64.1 billion in fiscal 2019. Our retail specific loan loss allowance increased from Rs. 38.6 billion in fiscal 2018 to Rs. 53.3 billion in fiscal 2019. This increase was primarily due to higher allowances in our auto loans and personal loans/ credit card segments. Our retail unallocated allowances decreased from Rs. 14.0 billion in fiscal 2018 to Rs. 10.8 billion in fiscal 2019, primarily attributable to a decrease in allowances in our retail business banking and agriculture segments and partially-offset by an increase in allowances in our personal loan and credit card segments.

Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 20.6 percent from Rs. 6.8 billion in fiscal 2018 to Rs. 8.2 billion in fiscal 2019. Our wholesale specific loan loss allowance increased from Rs. 3.7 billion in fiscal 2018 to Rs. 6.5 billion in fiscal 2019. Our wholesale unallocated loan loss allowance decreased from Rs. 3.1 billion in fiscal 2018 to Rs. 1.7 billion in fiscal 2019. Our wholesale unallocated loan loss was higher in fiscal 2018 primarily on account of an increase in our estimate of losses in our wholesale loan portfolio.

Non-Interest Revenue

Our non-interest revenue increased by 10.7 percent from Rs. 144.6 billion in fiscal 2018 to Rs. 160.1 billion in fiscal 2019. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2018		2019		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Fees and commissions	Rs.	120,060.9	Rs.	134,155.2	Rs.	14,094.3	11.7
Realized gains/(loss) on AFS securities		10,704.1		1,515.0		(9,189.1)	(85.8)
Trading securities gains/(loss), net		(63.4)		1,028.4		1,091.8	*
Foreign exchange transactions		6,209.5		1,917.8		(4,291.7)	(69.1)
Derivatives gains/(loss)		6,742.6		12,409.1		5,666.5	84.0
Other		953.3		9,096.7		8,143.4	854.2
Total non-interest revenue	Rs.	144,607.0	Rs.	160,122.2	Rs.	15,515.2	10.7

*	Not meaningful

Fees and commissions increased by 11.7 percent from Rs. 120.1 billion in fiscal 2018 to Rs. 134.2 billion in fiscal 2019, primarily on account of an increase in payments and cards business fees and deposit related fees.

The realized gain on AFS securities was primarily attributable to the sale of Government of India securities. The gain on trading securities was primarily on account of realized and mark-to-market gains on units of mutual funds.

In fiscal 2019, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 12.4 billion, primarily on account of a gain of Rs. 10.9 billion from forward exchange contracts due to mark-to-market gains and gains on cancellations of forward exchange contracts. In fiscal 2019, currency swaps and currency options resulted in a gain of Rs. 0.8 billion (unadjusted for credit spreads) and interest rate derivatives and forward rate agreements resulted in a gain of Rs. 0.7 billion (unadjusted for credit spreads). In fiscal 2018, derivative transactions (unadjusted for credit spreads) resulted in a gain of Rs. 6.0 billion, primarily on account of a gain of Rs. 6.9 billion from forward exchange contracts due to mark-to-market gains and gains on cancellations of forward exchange contracts. In fiscal 2018, currency swaps and currency options resulted in a loss of Rs. 1.9 billion (unadjusted for credit spreads), partially offset by a gain of Rs. 1.0 billion (unadjusted for credit spreads) from interest rate derivatives and forward rate agreements. Income from foreign exchange transactions amounted to Rs. 1.9 billion during fiscal 2019 as compared to Rs. 6.2 billion during fiscal 2018. As a result, income from foreign exchange transactions and derivatives increased from Rs. 13.0 billion in fiscal 2018 to Rs. 14.3 billion in fiscal 2019.

Other non-interest revenue was primarily attributable to the gain on sale of some of our equity investments and mark-to-market gains on our equity instruments that are carried at fair value. This was primarily because our equity investments were measured at fair value with changes in the fair value recognized through net income in accordance with ASU 2016-01 “Financial Instruments—Overall (Subtopic 825-10)” which we adopted in fiscal 2019. Certain of our equity investments were measured at prices observed in orderly transactions during the year.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2018		2019		Increase/ Decrease		percent Increase/ Decrease	2018 % of net revenues	2019 % of net revenues
	(in million, except percentages)
Salaries and staff benefits	Rs.	98,483.7	Rs.	104,652.6	Rs.	6,168.9	6.0	19.4	17.6
Premises and equipment		29,816.9		29,527.7		(289.2)	(1.0)	5.9	5.0
Depreciation and amortization		9,678.9		12,247.8		2,568.9	26.5	1.9	2.1
Administrative and other		93,272.9		108,960.4		15,687.5	16.8	18.3	18.2
Amortization of intangibles		1.0		1.0		—	—	—	—
Total non-interest expense	Rs.	231,253.4	Rs.	255,389.5	Rs.	24,136.1	10.4	45.5	42.9

Total non-interest expense increased by 10.4 percent from Rs. 231.3 billion in fiscal 2018 to Rs. 255.4 billion in fiscal 2019. Our net interest revenue after allowances for credit losses increased by 19.6 percent from Rs. 363.8 billion in fiscal 2018 to Rs. 435.2 billion in fiscal 2019. Our net revenue increased by 17.1 percent from Rs. 508.4 billion in fiscal 2018 to Rs. 595.3 billion in fiscal 2019. As a result, our non-interest expense as a percentage of our net revenues was 42.9 percent in fiscal 2019 as compared to 45.5 percent in fiscal 2018.

Salaries and staff benefits increased by 6.3 percent from Rs. 98.5 billion in fiscal 2018 to Rs. 104.7 billion in fiscal 2019 primarily attributable to an increase in the number of our employees and annual wage revisions. The number of our employees increased from 88,253 as of March 31, 2018 to 98,061 as of March 31, 2019.

Premises and equipment costs decreased by 1.0 percent from Rs. 29.8 billion in fiscal 2018 to Rs. 29.5 billion in fiscal 2019 primarily on account of a decrease in equipment maintenance costs. Depreciation and amortization expenses increased from Rs. 9.7 billion in fiscal 2018 to Rs. 12.2 billion in fiscal 2019.

Administrative and other expenses increased by 16.8 percent from Rs. 93.3 billion in fiscal 2018 to Rs. 109.0 billion in fiscal 2019, primarily on account of higher cards related costs backed by an increase in cards spends, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2019, we had 5,103 banking outlets and 13,160 ATMs across 2,748 locations, which increased from 4,787 banking outlets and 12,635 ATMs across 2,691 locations as of March 31, 2018. This also led to an overall increase in our non-interest expense. We continued to amortize the intangible assets (i.e., favorable leases) that were acquired on the merger of CBoP over their estimated remaining useful life. This amortization resulted in a charge of Rs. 1.0 million in fiscal 2019.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 21.5 percent, from Rs. 98.3 billion in fiscal 2018 to Rs. 119.4 billion in fiscal 2019. Our effective tax rate was 35.5 percent in fiscal 2018 and 35.1 percent in fiscal 2019. The effective tax rate was lower in fiscal 2019 primarily on account of lower stock-based compensation and higher income exempt from taxes in fiscal 2019 as compared to in fiscal 2018.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2018 and 2019:

	Year ended March 31,
	2018	2019
Effective statutory income tax rate	34.61%	34.94%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	0.82	0.55
Income exempt from taxes	(0.19)	(0.42)
Interest on income tax refunds	—	(0.10)
Effect of change in statutory tax rate	(0.08)	—
Other, net	0.30	0.15
Annual effective income tax rate	35.46%	35.12%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 23.3 percent from Rs. 178.5 billion in fiscal 2018 to Rs. 220.1 billion in fiscal 2019.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Net Interest Revenue after Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 15.9 percent from Rs. 313.8 billion in fiscal 2017 to Rs. 363.8 billion in fiscal 2018. Our net interest margin was 4.7 percent for fiscal 2018. The following table sets out the components of net interest revenue after allowance for credit losses:

	Year ended March 31,
	2017		2018		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Interest on loans	Rs.	552,686.8	Rs.	667,458.7	Rs.	114,771.9	20.8
Interest on securities, including dividends and interest on trading assets		159,660.4		162,258.3		2,597.9	1.6
Other interest revenue		13,207.1		13,748.3		541.2	4.1
Total interest and dividend revenue		725,554.3		843,465.3		117,911.0	16.3
Interest on deposits		308,078.3		326,717.8		18,639.5	6.1
Interest on short-term borrowings		21,821.9		26,004.4		4,182.5	19.2
Interest on long-term debt		43,781.1		67,297.5		23,516.4	53.7
Other interest expense		77.4		295.0		217.6	281.1
Total interest expense		373,758.7		420,314.7		46,556.0	12.5
Net interest revenue	Rs.	351,795.6	Rs.	423,150.6	Rs.	71,355.0	20.3
Less: Allowance for credit losses:
Retail		31,341.7		52,577.1		21,235.4	67.8
Wholesale		6,609.7		6,820.7		211.0	3.2
Total	Rs.	37,951.4	Rs.	59,397.8	Rs.	21,446.4	56.5
Net interest revenue after allowance for credit losses	Rs.	313,844.2	Rs.	363,752.8	Rs.	49,908.6	15.9

Interest and Dividend Revenue

Interest income on loans increased by 20.8 percent, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 26.2 percent from Rs. 5,156.0 billion in fiscal 2017 to Rs. 6,507.4 billion in fiscal 2018. Our average balance of retail loans increased by 27.1 percent from Rs. 3,641.1 billion in fiscal 2017 to Rs. 4,629.2 billion in fiscal 2018. The growth in retail loans was across the product segments. Our average balance of wholesale loans increased by 24.0 percent from Rs. 1,514.9 billion in fiscal 2017 to Rs. 1,878.2 billion in fiscal 2018. Retail loan yields decreased to 11.1 percent in fiscal 2018 as compared to 11.5 percent in fiscal 2017. Wholesale loan yields decreased from 8.9 percent in fiscal 2017 to 8.1 percent in fiscal 2018.

Interest on securities, including dividends, increased by 1.6 percent from Rs. 159.7 billion in fiscal 2017 to Rs. 162.3 billion in fiscal 2018. This was primarily driven by an increase in the average balance of investments. The average balance of our investments increased by Rs. 111.3 billion from Rs. 2,152.5 billion in fiscal 2017 to Rs. 2,263.8 billion in fiscal 2018. This increase was partially offset by a decline in yield on investments from 7.4 percent in fiscal 2017 to 7.2 percent in fiscal 2018.

Other interest revenue increased by 4.1 percent from Rs. 13.2 billion in fiscal 2017 to Rs. 13.7 billion in fiscal 2018, primarily due to an increase in our average balance of cash equivalents and term placements.. Average balance of our cash equivalents and term placements increased by 2.1 percent from Rs. 275.8 billion in fiscal 2017 to Rs. 281.5 billion in fiscal 2018.

Interest Expense

Our interest expense on deposits increased by 6.1 percent from Rs. 308.1 billion in fiscal 2017 to Rs. 326.7 billion in fiscal 2018. This increase was primarily due to an increase in our average interest bearing deposits, which increased by 15.7 percent from Rs. 5,053.9 billion in fiscal 2017 to Rs. 5,849.5 billion in fiscal 2018. This increase was partially offset by a decline in the average cost of our deposits, including non-interest bearing deposits, which decreased from 5.3 percent in fiscal 2017 to 4.8 percent in fiscal 2018.

The average balance of our savings account deposits increased from Rs. 1,598.6 billion in fiscal 2017 to Rs. 1,919.7 billion in fiscal 2018 and the average balance of our time deposits increased from Rs. 3,455.3 billion in fiscal 2017 to Rs. 3,929.8 billion in fiscal 2018. Cost of time deposits decreased from 7.1 percent in fiscal 2017 to 6.5 percent in fiscal 2018.

Interest expense on our short-term borrowings increased by 19.2 percent from Rs. 21.8 billion in fiscal 2017 to Rs. 26.0 billion in fiscal 2018 on account of an increase in our average balance of short-term borrowings and offset by a decrease in the cost of our short-term borrowings. The average balance of our short-term borrowings increased by 31.2 percent from Rs. 403.9 billion in fiscal 2017 to Rs. 529.8 billion in fiscal 2018. The cost of our short-term borrowings decreased from 5.4 percent in fiscal 2017 to 5.0 percent in fiscal 2018. Interest expense on our long-term debt increased by 53.7 percent primarily on account of an increase in our average balance of long-term debt from Rs. 646.5 billion in fiscal 2017 to Rs. 881.6 billion in fiscal 2018. This increase was further augmented by an increase in the cost of our long-term debt, which increased from 6.8 percent in fiscal 2017 to 7.6 percent in fiscal 2018. During fiscal 2018, we raised debt capital instruments eligible for inclusion in Additional Tier I and Tier II capital under the Basel III capital regulations amounting to Rs.80.0 billion and Rs.20.0 billion respectively.

Allowance for Credit Losses

Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 56.5 percent from Rs. 38.0 billion in fiscal 2017 to Rs. 59.4 billion in fiscal 2018.

Our loan loss allowance for credit losses in our retail loan portfolio increased by 67.8 percent from Rs. 31.3 billion in fiscal 2017 to Rs. 52.6 billion in fiscal 2018. Our specific loan loss allowance increased from Rs. 25.8 billion in fiscal 2017 to Rs. 38.6 billion in fiscal 2018. This increase was primarily due to higher allowances in our agriculture and personal loans segments. The increase was further augmented by higher retail unallocated allowances, which increased from Rs. 5.6 billion in fiscal 2017 to Rs. 14.0 billion in fiscal 2018. This increase was attributable to the growth in our retail loan portfolio and an increase in our estimate of losses primarily in our agriculture and auto loans segments, partially offset by a decrease in our estimate of losses primarily in our personal loans and credit cards segment.

Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 3.2 percent from Rs. 6.6 billion in fiscal 2017 to Rs. 6.8 billion in fiscal 2018. Our specific loan loss allowance decreased from Rs. 5.8 billion in fiscal 2017 to Rs. 3.7 billion in fiscal 2018. Our wholesale unallocated loan loss allowance increased from Rs. 0.9 billion in fiscal 2017 to Rs. 3.1 billion in fiscal 2018. This increase was attributable to the growth in our wholesale loan portfolio and estimated losses thereon.

Non-Interest Revenue

Our non-interest revenue increased by 31.1 percent from Rs. 110.3 billion in fiscal 2017 to Rs. 144.6 billion in fiscal 2018. The following table sets forth the components of our non-interest revenue:

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

Fees and commissions increased by 27.6 percent from Rs. 94.1 billion in fiscal 2017 to Rs. 120.1 billion in fiscal 2018, primarily on account of an increase in fees and charges on retail assets, fees on debit and credit cards and commissions on distribution of mutual funds and insurance products.

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

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2017		2018		Increase/ Decrease		percent Increase/ Decrease	2017 % of net revenues	2018 % of net revenues
	(in million, except percentages)
Salaries and staff benefits	Rs.	92,663.0	Rs.	98,483.7	Rs.	5,820.7	6.3	21.8	19.4
Premises and equipment		28,024.2		29,816.9		1,792.7	6.4	6.6	5.9
Depreciation and amortization		8,876.9		9,678.9		802.0	9.0	2.1	1.9
Administrative and other		74,637.7		93,272.9		18,635.2	25.0	17.6	18.3
Amortization of intangibles		3.0		1.0		(2.0)	(66.7)	0.0	0.0
Total non-interest expense	Rs.	204,204.8	Rs.	231,253.4	Rs.	27,048.6	13.2	48.1	45.5

Total non-interest expense increased by 13.2 percent from Rs. 204.2 billion in fiscal 2017 to Rs. 231.3 billion in fiscal 2018. Our net interest revenue after allowances for credit losses increased by 15.9 percent from Rs. 313.8 billion in fiscal 2017 to Rs. 363.8 billion in fiscal 2018. As a result, our non-interest expense as a percentage of our net revenues was 45.5 percent in fiscal 2018 as compared to 48.1 percent in fiscal 2017.

Salaries and staff benefits increased by 6.3 percent from Rs. 92.7 billion in fiscal 2017 to Rs. 98.5 billion in fiscal 2018 primarily attributable to wage revisions. The number of our employees increased from 84,325 as of March 31, 2017 to 88,253 as of March 31, 2018

Premises and equipment costs increased by 6.4 percent from Rs. 28.0 billion in fiscal 2017 to Rs. 29.8 billion in fiscal 2018 on account of an increase in rent, electricity, equipment maintenance and other infrastructure costs. Depreciation and amortization expenses increased from Rs. 8.9 billion in fiscal 2017 to Rs. 9.7 billion in fiscal 2018.

Administrative and other expenses increased by 25.0 percent from Rs. 74.6 billion in fiscal 2017 to Rs. 93.3 billion in fiscal 2018, primarily on account of higher cards related costs backed by an increase in cards spends, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2018, we had 4,787 banking outlets and 12,635 ATMs across 2,691 locations, which increased from 4,715 banking outlets and 12,260 ATMs across 2,657 locations as of March 31, 2017. This also led to an overall increase in our non-interest expense. We continued to amortize the intangible assets (i.e., favorable leases) that were acquired on the merger of CBoP over their estimated remaining useful life. This amortization resulted in a charge of Rs. 1.0 million in fiscal 2018.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 24.0 percent, from Rs. 79.2 billion in fiscal 2017 to Rs. 98.3 billion in fiscal 2018. Our effective tax rate was 36.0 percent in fiscal 2017 and 35.5 percent in fiscal 2018. The effective tax rate was lower in fiscal 2018 primarily on account of lower stock-based compensation in fiscal 2018 as compared to in fiscal 2017.

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

Net Income

As a result of the foregoing factors, our net income after taxes increased by 27.0 percent from Rs. 140.5 billion in fiscal 2017 to Rs. 178.5 billion in fiscal 2018.

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

	Year ended March 31,
	2017		2018		2019
	(in million)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	140,740.6	Rs.	178,833.9	Rs.	220,565.5
Non-cash adjustments to net income		51,339.4		69,065.3		88,974.5
Net change in other assets and liabilities		187,192.2		(153,625.0)		(126,267.8)
Net cash provided by operating activities	Rs.	379,272.2	Rs.	94,274.2	Rs.	183,272.2
Cash Flows from Investing Activities:
Net change in term placements		17,830.3		(8,806.4)		24,447.4
Net change in investments		(202,859.4)		(149,594.3)		(390,904.0)
Net change in repurchase and resell agreements		(355,040.1)		(462,018.6)		609,805.1
Loans purchased net of repayments		(68,686.5)		21,777.2		(150,642.9)
Increase in loans originated, net of principal collections		(956,914.2)		(1,440,601.9)		(1,610,724.3)
Net additions to property and equipment		(12,534.2)		(9,086.4)		(16,142.7)
Activity in equity securities, net		—		4.7		(2,821.4)
Net cash used in investing activities	Rs.	(1,578,204.1)	Rs.	(2,048,325.7)	Rs.	(1,536,982.8)
Cash Flows from Financing Activities:
Net increase in deposits		979,662.7		1,447,097.0		1,331,850.9
Net increase (decrease) in short-term borrowings		68,703.2		456,558.6		(127,707.1)
Proceeds from issuance of shares by subsidiaries to non-controlling interest		301.9		366.5		459.8
Net increase in long-term debt		211,974.6		200,366.9		96,009.1
Proceeds from issuance of equity shares for options exercised		22,615.1		27,259.1		22,008.2
Net proceeds from issuance of equity shares		—		—		235,896.2
Payment of dividends and dividend tax		(29,280.9)		(34,490.3)		(41,015.2)
Purchase of subsidiary shares from non controlling interest		—		(143.3)		—
Net cash provided by financing activities	Rs.	1,253,976.6	Rs.	2,097,014.5	Rs.	1,517,501.9
Effect of exchange rate changes on cash and due from banks, and restricted cash		(2,007.8)		479.4		(3,069.7)
Net change in cash and due from banks, and restricted cash		53,036. 9		143,442.4		160,721.6
Cash and due from banks, and restricted cash, beginning of year		377,671.7		430,708.6		574,151.0
Cash and due from banks, and restricted cash, end of year	Rs.	430,708.6	Rs.	574,151.0	Rs.	734,872.6

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 94.3 billion in fiscal 2018 to Rs. 183.3 billion in fiscal 2019, mainly due to higher cash flows in fiscal 2019 as compared to fiscal 2018. This was largely a result of an increase in our net income and a lesser increase in our investment portfolio held for trading in fiscal 2019 as compared to fiscal 2018, partially offset by a decrease in our bills payable.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Loans originated and purchased, net of principal collections and repayments, increased from Rs. 1,418.8 billion in fiscal 2018 to Rs. 1,761.4 billion in fiscal 2019, largely on account of an increase in both retail and wholesale loan portfolios. The increase in investments in fiscal 2019 was Rs.241.3 billion, primarily on account of an increase in available-for-sale Government of India securities, partially offset by a decrease in our investments in credit substitutes.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 17.0 percent from Rs. 7,883.8 billion in fiscal 2018 to Rs. 9,225.0 billion in fiscal 2019. There was a 19.3 percent increase in our time deposits from Rs. 4,455.7 billion in fiscal 2018 to Rs. 5,317.7 billion in fiscal 2019. Savings account deposits increased by 11.1 percent from Rs. 2,238.0 billion as of March 31, 2018 to Rs. 2,487.0 billion as of March 31, 2019. Our non-interest-bearing current account deposits increased by 19.3 percent from Rs. 1,190.1 billion as of March 31, 2018 to Rs. 1,420.3 billion as of March 31, 2019. Savings account deposits at Rs. 2,487.0 billion and current account deposits at Rs. 1,420.3 billion accounted for 42.4 percent of total deposits as of March 31, 2019. Our short-term borrowings decreased by Rs. 125.1 billion from Rs. 779.2 billion in fiscal 2018 to Rs. 654.1 billion in fiscal 2019. Our long-term debt increased by 12.0 percent from Rs. 932.9 billion in fiscal 2018 to Rs. 1,044.6 billion in fiscal 2019. During fiscal 2019, we raised long-term debt accounting to Rs. 320.1 billion including the long-term debt of Rs. 60.0 billion for lending to the affordable housing sector and for financing infrastructure projects loans.

Pursuant to shareholder and regulatory approvals, we raised equity share capital through a preferential allotment to the Housing Development Finance Corporation Limited, concluding a qualified institutional placement and making an American Depositary Share offering aggregating to Rs. 235.9 billion, net of issuance costs, during fiscal 2019

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Cash Flows from Operating Activities

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

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 22.6 percent from Rs. 6,431.3 billion in fiscal 2017 to Rs. 7,883.8 billion in fiscal 2018. There was a 33.3 percent increase in our time deposits from Rs. 3,341.9 billion in fiscal 2017 to Rs. 4,455.7 billion in fiscal 2018. Of the US $ 3.4 billion FCNR deposits, raised in fiscal 2014 under the RBI swap window, US $ 3.03 billion were redeemed up to March 2018. Savings account deposits increased by 15.6 percent from Rs. 1,935.8 billion as of March 31, 2017 to Rs. 2,238.0 billion as of March 31, 2018. Our non-interest-bearing current account deposits increased by 3.2 percent from Rs. 1,153.7 billion as of March 31, 2017 to Rs. 1,190.1 billion as of March 31, 2018. Savings account deposits at Rs. 2,238.0 billion and current account deposits at Rs. 1,190.1 billion accounted for 43.5 percent of total deposits as of March 31, 2018. Our short-term borrowings increased by Rs. 456.9 billion from Rs. 322.3 billion in fiscal 2017 to Rs. 779.2 billion in fiscal 2018. Our long-term debt increased by 27.6 percent from Rs. 730.9 billion in fiscal 2017 to Rs. 932.9 billion in fiscal 2018. During fiscal 2018, we raised debt capital instruments eligible for inclusion in Additional Tier I capital and Tier II capital under the Basel III capital regulations amounting to Rs. 80.0 billion and Rs. 20.0 billion, respectively. During fiscal 2018, we also raised Rs. 23.0 billion by an overseas issuance of Rupee denominated bonds.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2018 and March 31, 2019:

	As of March 31,
	2018		2019		Increase/ (decrease)		% Increase/ (decrease)
	(in million except percentages)
Cash and due from banks, and restricted cash	Rs.	574,151.0	Rs.	734,872.6	Rs.	160,721.6	28.0
Investments held for trading		167,513.9		265,516.1		98,002.2	58.5
Investments available for sale debt securities		2,221,443.3		2,633,348.4		411,905.1	18.5
Securities purchased under agreements to resell		650,018.6		76,213.5		(573,805.1)	(88.3)
Loans, net		7,263,671.8		8,963,232.6		1,699,560.8	23.4
Accrued interest receivable		77,894.7		93,031.7		15,137.0	19.4
Property and equipment		38,968.1		43,187.8		4,219.7	10.8
Intangibles		1.0		—		(1.0)	(100.0)
Goodwill		74,937.9		74,937.9		—	—
Other assets		298,708.5		395,733.0		97,024.5	32.5
Total assets	Rs.	11,367,308.8	Rs.	13,280,073.6	Rs.	1,912,764.8	16.8

Our total assets increased by 16.8 percent from Rs. 11,367.3 billion as of March 31, 2018 to Rs. 13,280.1 billion as of March 31, 2019.

Our cash and due from banks, and restricted cash increased from Rs. 574.2 billion as of March 31, 2018 to Rs. 734.9 billion as of March 31, 2019, primarily on account of net cash provided by our operating and financing activities, partially offset by net cash used in our investing activities. Cash and due from banks, and restricted cash is comprised of cash and balances due from banks. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. We have classified the cash reserve maintained with the RBI as restricted cash.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from date of purchase. Investments held for trading increased by 58.5 percent from Rs. 167.5 billion as of March 31, 2018 to Rs. 265.5 billion as of March 31, 2019 primarily on account of an increase in our investments in Government securities.

Investments available for sale debt securities increased by 18.5 percent primarily on account of an increase in our Government securities, partially offset by a decrease in our investments in credit substitutes.

Net loans increased by 23.4 percent on account of an increase in both retail and wholesale loan portfolios. Our gross retail loan portfolio increased by 19.7 percent from Rs. 5,213.4 billion as of March 31, 2018 to Rs. 6,237.9 billion as of March 31, 2019. The growth in retail loans was across product segments. Our gross wholesale loan book increased by 32.9 percent from Rs. 2,162.8 billion as of March 31, 2018 to Rs. 2,873.6 billion as of March 31, 2019.

Accrued interest receivable increased by 19.4 percent from Rs. 77.9 billion as at March 31, 2018 to Rs. 93.0 billion as of March 31, 2019, primarily on account of an increase in our loans and investment securities.

Our property and equipment increased by Rs. 4.2 billion. We added 72 banking outlets and 375 ATMs in fiscal 2018 and 316 banking outlets and 525 ATMs in fiscal 2019.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2019 and has been carried forward at the same value as the value at the acquisition date.

Other assets increased by 32.5 percent from Rs. 298.7 billion as of March 31, 2018 to Rs. 395.7 billion as of March 31, 2019, primarily on account of an increase in derivatives from Rs. 50.8 billion as of March 31, 2018 to Rs. 132.5 billion as of March 31, 2019. This was largely attributable to an increase in mark-to-market gains from forward exchange contracts.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2018 and March 31, 2019:

	As of March 31,
	2018		2019		Increase/ (decrease)		Increase/ (decrease)
	(in million, except percentages)%
Liabilities
Interest bearing deposits	Rs.	6,693,649.3	Rs.	7,804,717.5	Rs.	1,111,068.2	16.6
Non-interest bearing deposits		1,190,102.2		1,420,309.4		230,207.2	19.3
Total deposits		7,883,751.5		9,225,026.9		1,341,275.4	17.0
Securities sold under repurchase agreements		138,000.0		174,000.0		36,000.0	26.1
Short-term borrowings		779,201.7		654,058.0		(125,143.7)	(16.1)
Accrued interest payable		65,514.4		79,372.5		13,858.1	21.2
Long-term debt		932,906.3		1,044,553.0		111,646.7	12.0
Accrued expenses and other liabilities		391,441.6		467,438.6		75,997.0	19.4
Total liabilities		10,190,815.5		11,644,449.0		1,453,633.5	14.3
Non-controlling interest in subsidiaries		2,329.7		3,049.3		719.6	30.9
HDFC Bank Limited shareholders’ equity		1,174,163.6		1,632,575.3		458,411.7	39.0
Total liabilities and shareholders’ equity	Rs.	11,367,308.8	Rs.	13,280,073.6	Rs.	1,912,764.8	16.8

Our total liabilities increased by 14.3 percent from Rs. 10,190.8 billion as of March 31, 2018 to Rs. 11,644.4 billion as of March 31, 2019. This increase was primarily attributable to the growth in our deposits and borrowings. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 19.3 percent from Rs. 4,455.7 billion as of March 31, 2018 to Rs. 5,317.7 billion as of March 31, 2019. Savings account deposits increased by 11.1 percent from Rs. 2,238.0 billion as of March 31, 2018 to Rs. 2,487.0 billion as of March 31, 2019. Our non-interest bearing demand deposits increased by 19.3 percent from Rs. 1,190.1 billion as of March 31, 2018 to Rs. 1,420.3 billion as of March 31, 2019.

Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 79.2 percent, short-term borrowings accounted for 5.6 percent and long-term debt accounted for 9.0 percent as of March 31, 2019. Our short-term borrowings, comprised primarily of money market borrowings, decreased by Rs. 125.1 billion from Rs. 779.2 billion as of March 31, 2018 to Rs. 654.1 billion as of March 31, 2019. Our long-term debt increased by 12.0 percent from Rs. 932.9 billion in fiscal 2018 to Rs. 1,044.6 billion in fiscal 2019. During fiscal 2019, we raised long-term debt amounting to Rs. 320.1 billion including the long-term debt of Rs. 60.0 billion for funding the affordable housing sector and for financing infrastructure project loans.

Accrued interest payable increased by Rs. 13.9 billion from Rs. 65.5 billion as of March 31, 2018 to Rs. 79.4 billion as of March 31, 2019. This increase was primarily on account of interest accrued on our time deposits and long-term debt.

Accrued expenses and other liabilities increased by 19.4 percent from Rs. 391.4 billion as of March 31, 2018 to Rs.467.4 billion as of March 31, 2019, which was largely attributable to a increase in our derivatives .

On July 17, 2018, we made a preferential allotment of 39,096,817 equity shares to Housing Development Finance Corporation Limited at an issue price of Rs. 2,174.09 per equity share. On August 2, 2018, we issued 17,500,000 American Depositary Shares (“ADSs”) representing 52,500,000 equity shares at a price of US$ 104.00 per ADS. We also allotted 12,847,222 equity shares pursuant to a qualified institutional placement offering at a price of Rs. 2,160.0 per equity share. Consequent to these issuances, our shareholders’ equity increased by Rs. 235.9 billion, net of share issue expenses of Rs. 1.3 billion. Shareholders’ equity also increased on exercise of 23,772,304 stock options by employees and on an increase in our retained earnings and in our accumulated other comprehensive income (primarily on account of mark-to-market gains on available for sale debt securities).

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum Common Equity Tier I ratio of 7.525 percent, a minimum total Tier I capital ratio of 9.025 percent and a minimum total capital ratio of 11.025 percent (each including capital conservation buffer and additional capital applicable to us as a Domestic-Systemically Important Bank (“D-SIB”)) as of March 31, 2019.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2018 and March 31, 2019 are as follows:

	As of March 31,
	2018		2019		2019
	(in million, except percentages)
Tier I capital	Rs.	1,060,049.0	Rs.	1,470,227.6	US$	21,258.4
Tier II capital		125,354.7		124,348.8		1,798.0
Total capital	Rs.	1,185,403.7	Rs.	1,594,576.4	US$	23,056.4
Total risk weighted assets	Rs.	8,001,259.8	Rs.	9,319,298.7	US$	134,749.8
Capital ratios of the Bank:
Common Equity Tier I		12.25%		14.93%		14.93%
Tier I		13.25%		15.78%		15.78%
Total capital		14.82%		17.11%		17.11%
Minimum capital ratios required by the RBI:*
Tier I		8.875%		9.025%		9.025%
Total capital		10.875%		11.025%		11.025%

*	The Tier I and Total capital ratio includes capital conservation buffer and additional capital applicable to us as a Domestic-Systemically Important Bank (“D-SIB”).

Capital Expenditure

Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 16.1 billion in fiscal 2019. We have current plans for capital expenditures of approximately Rs. 21.9 billion in fiscal 2020. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our banking outlets and back-offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.

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

We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The Bank’s Board of Directors imposes limits on our ability to hold overnight positions in foreign exchange and derivatives and the same are intimated to RBI. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2019, together with the fair values on each reporting date:

	As of March 31, 2019
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In million)
Interest rate derivatives	Rs.	3,159,867.1	Rs.	27,932.0	Rs.	27,102.8	Rs.	829.2	US$	45,689.2	US$	12.0
Forward rate agreements
Currency options		282,096.9		2,326.1		2,617.2		(291.1)		4,078.9		(4.2)
Currency swaps		197,044.2		5,841.0		4,070.7		1,770.3		2,849.1		25.6
Forward exchange contracts		5,561,859.5		96,425.0		94,658.3		1,766.7		80,420.2		25.5
Total	Rs.	9,200,867.7	Rs.	132,524.1	Rs.	128,449.0	Rs.	4,075.1	US$	133,037.4	US$	58.9

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

	As of March 31,
	2018		2019		2019
	(In million)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	237,417.3	Rs.	254,075.9	US$	3,673.7
Performance guarantees		214,088.3		285,748.4		4,131.7
Documentary credits		395,452.7		475,617.8		6,877.1
Total	Rs.	846,958.3	Rs.	1,015,442.1	US$	14,682.5

Guarantees and documentary credits outstanding increased by 19.9 percent to Rs. 1,015.4 billion as of March 31, 2019 from Rs. 847.0 billion as of March 31, 2018, principally due to growth in our trade finance business.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 452.0 billion and Rs. 452.9 billion (US$ 6.5 billion) as of March 31, 2018 and March 31, 2019, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 2,738.5 billion and Rs. 3,150.9 billion (US$ 45.6 billion) as of March 31, 2018 and March 31, 2019, respectively. See also Note 24 to the Bank’s consolidated financial statements included elsewhere in this report.

Contractual Obligations and Commercial Commitments

The table below summarizes our principal contractual obligations as of March 31, 2019:

Contractual Obligations

	Payments due by period, as of March 31, 2019
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in million)
Subordinated debt (a)	Rs.	128,315.8	Rs.	—	Rs.	—	Rs.	8,300.0	Rs.	120,015.8
Other long-term debt		833,239.3		261,201.6		268,082.3		94,214.2		209,741.2
Operating leases (b)		85,892.8		10,538.6		19,022.1		15,241.5		41,090.6
Short-term borrowings		654,058.0		654,058.0		—		—		—
Securities sold under repurchase agreements		174,000.0		174,000.0		—		—		—
Unconditional purchase obligations (c)		5,503.6		5,503.6		—		—		—
Total	Rs.	1,881,009.5	Rs.	1,105,301.8	Rs.	287,104.4	Rs.	117,755.7	Rs.	370,847.6

(a)	Scheduled maturities of subordinated debt do not include perpetual bonds of Rs. 82,997.9 million (net of debt issuance cost).
(b)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipments.
(c)	Unconditional purchase obligations represent committed capital contracts as of March 31, 2019. See “—Note 27—Commitments and contingencies” of our consolidated financial statements.

Commercial Commitments

Our commercial commitments consist principally of letters of credit, guarantees, forward exchange and derivative contracts.

We have recognized a liability of Rs. 3.5 billion as of March 31, 2019, in accordance with FASB ASC 460-10 in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, we have recognized a liability of Rs. 2.6 billion as of March 31, 2019.

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

The residual maturities of the above commitments as of March 31, 2019 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2019
	Total amounts Committed*		Up to 1 year		1-3 years		3-5 years		Over 5 years
	(in million)
Documentary credits	Rs.	475,617.8	Rs.	444,544.3	Rs.	30,704.2	Rs.	335.6	Rs.	33.7
Guarantees		539,824.3		376,450.2		121,679.8		31,328.3		10,366.0
Forward exchange and derivative contracts		9,200,867.7		6,697,369.1		1,224,141.8		1,076,290.1		203,066.7
Total	Rs.	10,216,309.8	Rs.	7,518,363.6	Rs.	1,376,525.8	Rs.	1,107,954.0	Rs.	213,466.4

*	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of dependence on single customer exposures

Our exposure to a borrower is subject to the regulatory limits established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15 percent of our capital funds. This limit may be exceeded by an additional 5 percent (i.e. up to 20 percent) provided the additional credit exposure is on account of infrastructure or by an additional 10 percent (i.e. up to 25 percent) provided the credit exposure is to oil companies to whom bonds have been issued by the Government of India. In addition to the above exposure limit, we may, in exceptional circumstances, with the approval of the Board, consider increasing our exposure to a borrower up to an additional 5 percent of the capital funds. Our exposure to a single NBFC or NBFC-asset financing companies (“AFC”) should not exceed 10.0 percent or 15.0 percent, respectively, of our capital funds. We may, however, assume exposures on a single NBFC or NBFC-AFC up to 15.0 percent or 20.0 percent, respectively, if it is on account of funds on-lent by the NBFC or NBFC-AFC to the infrastructure sector. Our exposure to infrastructure finance companies (“IFC”) should not exceed 15.0 percent of our capital funds. However, this may be exceeded by an additional 5 percent (i.e. up to 20 percent) if the same is on account of funds on-lent by the IFC to the infrastructure sector. In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian banks with BCBS standards. The guidelines have come into effect from April 1, 2019, except for certain provisions which will become effective from April 1, 2020. See “—Large Exposures Framework—Supervision and Regulation.”

Our exposures to our ten largest borrowers as of March 31, 2019, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures, computed as per RBI guidelines, were as follows. None of these exposures were impaired as of March 31, 2019:

	March 31, 2019
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
		(in million)
Borrower 1	Telecom	Rs.	146,141.2	Rs.	6,457.1	Rs.	152,598.3	US$	2,206.5
Borrower 2	Coal and Petroleum		27,488.9		115,089.5		142,578.4		2,061.6
Borrower 3	Financial Intermediaries / NBFC		120,004.3		312.8		120,317.1		1,739.7
Borrower 4	Power		92,271.4		1,200.0		93,471.4		1,351.5
Borrower 5	/Financial Intermediaries / NBFC		80,008.5		32.6		80,041.1		1,157.3
Borrower 6	Telecom		57,604.0		14,843.9		72,447.9		1,047.5
Borrower 7	Coal and Petroleum		32,948.9		34,806.0		67,754.9		979.7
Borrower 8	Cement		51,283.8		15,163.0		66,446.8		960.8
Borrower 9	Iron and Steel		43,602.4		22,513.2		66,115.6		956.0
Borrower 10	Non-ferrous Metals		30,559.1		26,347.9		56,907.0		822.8

Of the total exposure to these ten borrowers, approximately 51 percent was secured by collateral. As of March 31, 2019, of our exposure to our ten largest borrowers, exposure to five borrowers was equal to or more than 5 percent of our capital funds and was mainly comprised of large credit facilities to these borrowers.

There were no exposures that exceeded the regulatory ceiling established by RBI.

Cross border exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counter parties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2019, our aggregate country risk exposure was 3.7 percent of our total assets and our net funded exposure to any other country did not exceed 1 percent of our total assets as per the said guidelines.

Cyber Security

We offer internet and mobile banking services to our customers. Our internet and mobile banking channel includes multiple services, such as electronic funds transfer, bill payment services, usage of credit cards on-line, requesting account statements and requesting check books. We are therefore exposed to cyber threats, such as hacking, phishing and trojans, targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information; hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us; and data theft, wherein cyber criminals may intrude into our network with the intention of stealing our internal data or our customer information or to extort money.

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•

Phishing: We identify phishing sites and trojans targeting our customers and then shut down such sites. Forensic information such as customers details, which may have been compromised are retrieved from such sites and acted upon..We have implemented Secure Access which provides an additional layer of security in addition to the customer identification (ID) and password requirement for internet banking transactions. This system evaluates every critical financial transaction based on our risk model and helps us to determine whether the incumbent transaction is genuine or suspicious. Should the transaction be deemed suspicious, the system has the option of either declining the transaction or asking for additional authentication. As a practice, we send awareness mails to our customers educating them about phishing and the measures that they need to take to protect themselves from falling prey to it.

•

Hacking and Data Theft: We have implemented network firewall, web application firewalls and intrusion prevention system at the perimeter of our network to block any attempts made to hack or intrude into our network. Our 24 by 7 cybersecurity operations center(CSOC) analyzes logs of its perimeter defenses to identify any attempts made to intrude into our network. We have developed an Incident Management Procedure, a Cybersecurity Policy and a Cyber Crisis Management Plan for the incident management process to ensure that in the event of any incident, relevant stakeholders are made aware of what their role is in resolving the incident. We also test our internet-facing infrastructure and applications for vulnerability. Any vulnerability thus identified is remediated in a time-bound manner. In addition, we have deployed a host intrusion prevention solution on the internet banking setup to protect against the unpatched vulnerabilities and exploits. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry-best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence.We continuously perform daily malware scanning of the default landing pages of internet websites so that the customers are not compromised by malware that has been injected on the non-logged web pages. We have also subscribed to anti- DDOS services (Distributed Denial Of Services).

We have also undertaken internal data security measures that are taken with respect to breaches or theft of material or sensitive customer data. These are briefly enumerated below:

•

Data Loss Prevention (“DLP”): Information is an important asset of any organization that supports business processes and management decisions. Usage and protection of business information can be heavily influenced by individuals in the end user environment, where most of the corporate data is processed, shared and stored. We have implemented enterprise solutions such as DLP to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. Individual business functions are also involved in incident reviews which helps create a sense of ownership and awareness amongst our employees.

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

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors shall not be less than 3 or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our Board of Directors consisted of 10 members as of March 31, 2019.

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

Under the terms of our Articles, our promoter, Housing Development Finance Corporation Limited (“HDFC Limited”), has a right to nominate the non-retiring directors to our Board, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20 percent of our paid-up equity share capital. The directors so nominated by HDFC Limited currently are the Chairperson and the Managing Director of the Bank.

The Banking Regulation Act, 1949 (“the Banking Regulation Act”) and subsequent RBI notification dated November 24, 2016 requires that not less than 51 percent of the board members shall consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors shall have specialized knowledge or practical experience in respect of agriculture and the rural economy, co-operation or small-scale industry. Mr. Malay Patel is the Independent Director on the Board having specialized knowledge and practical experience in small scale industry and Mr. Umesh Chandra Sarangi is the Independent Director on the Board having specialized knowledge and practical experience in agriculture and rural economy. Mr. Srikanth Nadhamuni is the Non-Executive and Non-Independent Director on the Board of the Bank having expertise in Information Technology.

Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director (or two or more directors together) holds not more than 2 percent of the paid-up share capital. None of our directors or members of our senior management holds 1 percent or more of our equity shares.

Our Board of Directors, as of March 31, 2019, comprised of:

Name	Position	Age
Mrs. Shyamala Gopinath	Part-time Non-Executive Chairperson	69
Mr. Keki Mistry	Non-Executive Director	64
Mr. Malay Patel	Non-Executive Director	42
Mr. Umesh Chandra Sarangi	Non-Executive Director	67
Mr. Srikanth Nadhamuni	Non-Executive Director	55
Mr. Sanjiv Sachar	Non-Executive Director	61
Mr. Sandeep Parekh	Non-Executive Director	48
Mr. M.D Ranganath	Non-Executive Director	57
Mr. Aditya Puri	Managing Director	68
Mr. Kaizad Bharucha	Executive Director	53

The following are brief biographies of our directors:

Mrs. Shyamala Gopinath, 69 years of age, is the part-time Non-Executive Chairperson of the Bank. She holds a Master’s degree in commerce and is a certified associate of the Indian Institute of Bankers. She has over 41 years of experience in financial sector policy formulation in different capacities at the RBI. As Deputy Governor of the RBI for seven years, and a member of the RBI’s board of directors, she guided and influenced national policies in diverse areas such as regulation, supervision and development of financial markets, capital account management, management of government borrowings and foreign-exchange reserves and the payment and settlement system. She has served on several committees while with the RBI. During 2001 to 2003, she worked as senior financial sector expert in the then Monetary Affairs and Exchange Department of the International Monetary Fund (Financial Institutions Division). She was on the Corporate Bonds and Securitisation Advisory Committee (CoBoSAC), a Sub-Committee of SEBI. She served as the Chairperson on the Advisory Board on Bank, Commercial and Financial Frauds for two years from 2012 to 2014. In addition to her work for HDFC Bank, she serves as an Independent Director for several other companies, including Tata Elxsi Limited, Colgate-Palmolive (India) Limited, CMS Info Systems Limited., Lodha Developers Limited, BASF India Limited, and not-for-profit entities. She is also Chairperson of the Board of Governors of the Indian Institute of Management, Raipur. She does not hold any shares in the Bank as of March 31, 2019.

Mr. Keki Mistry, 64 years of age, is a Non- Executive Director of the Bank. He holds a Bachelor’s degree in commerce from the University of Mumbai. He is a fellow member of the ICAI. He has over three decades of varied experience in the banking and financial services domain. He worked with AF Ferguson and Co, a chartered accountancy firm, followed by stints at Hindustan Unilever Limited and Indian Hotels Company Limited. In the year 1981, he joined HDFC Limited. He was appointed to the board of directors of HDFC Limited as an executive director in 1993 and was promoted to the post of Managing Director in November 2000. In October 2007, he was appointed as Vice Chairman and Managing Director of HDFC Limited and was appointed the Vice Chairman and CEO in January 2010. He is currently the Chairman of the CII National Council on Corporate Governance and also a member of the Primary Markets Advisory Committee set up by SEBI. He is currently on the Board of following 8 (eight) public companies: HDFC Limited as Vice Chairman and CEO, GRUH Finance Limited as Chairman, HDFC Asset Management Limited, HDFC Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited, Greatship (India) Limited, Torrent Power Limited and Tata Consultancy Services Limited. He, along with his relatives, holds 296,130 equity shares in the Bank as of March 31, 2019.

Mr. Malay Patel, 42 years of age, is a Non-Executive Director of the Bank. He holds a major in engineering (mechanical) from Rutgers University, Livingston, NJ, USA, and an A.A.B.A. in business from Bergen County College, Fairlawn, NJ, USA. He is a director on the board of directors of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry. He has been involved in varied roles such as export, import, procurement, sales and marketing, among others in Eewa Engineering Company Private Limited. He has special knowledge and practical experience in matters relating to small scale industries in terms of Section 10-A (2)(a) of the Banking Regulation Act, 1949. He is not a director in any other public company. He does not hold any shares in the Bank as of March 31, 2019.

Mr. Umesh Chandra Sarangi, 67 years of age, is a Non-Executive Director of the Bank. He holds a Master’s degree in Science (Botany) from the Utkal University, where he was a gold medalist. He has 36 years of experience in the Indian Administrative Services. As the previous chairman of the National Bank for Agriculture and Rural Development (NABARD) from December 2007 to December 2010, he focused on rural infrastructure, accelerated initiatives such as microfinance, financial inclusion, watershed development and tribal development. He has been appointed as a Director having specialized knowledge and experience in agriculture and rural economy pursuant to Section 10-A (2)(a) of the Banking Regulation Act, 1949. Mr. Sarangi is not a director in any other public company. Mr. Sarangi does not hold any shares in the Bank as of March 31, 2019.

Mr. Srikanth Nadhamuni, 55 years of age, is a Non-Executive Director of the Bank. He holds a Bachelor’s degree in Electronics and Communications from the National Institute of Engineering and a Master’s degree in Electrical Engineering from Louisiana State University. He is a technologist and an entrepreneur with 29 years of experience in the areas of CPU design, Healthcare, e-Governance, National ID, Biometrics, Financial Technology and Banking. Presently, he is the Chairman of Novopay Solutions Private Limited, a company involved in the area of mobile payments and is the chief executive officer of Khosla Labs Private Limited, a start-up incubator. He has also been a co-founder of e-Governments Foundation which aims to improve governance in Indian cities and creation of Municipal enterprise resource planning suite which improves service delivery of cities. He was the Chief Technology Officer of Aadhaar (UID Authority of India) from 2009 to 2012 where he participated in the design and development of the world’s largest biometric based ID system. He was instrumental in the development of several banking and financial protocols including MicroATM, Aadhaar Enabled Payment System (AEPS) and Aadhaar Payment Bridge (APB). He spent 14 years in Silicon Valley, working for global companies, such as Sun Microsystems (CPU design), Intel Corporation (CPU design), Silicon Graphics (Interactive TV) and WebMD (Internet Healthcare). He was appointed as a Director for his expertise in the field of Information Technology. He is not a director in any other public company. He does not hold any shares in the Bank as of March 31, 2019.

Mr. Sanjiv Sachar, 61 years of age, is an Additional Independent Director on the Board of the Bank. Mr. Sachar, is a Fellow Associate of the ICAI. On October 31st, 2016 he retired as the Senior Partner of Egon Zehnder, the world’s largest privately held executive search firm. He set up the Egon Zehnder practice in India in 1995 and played a key role in establishing the firm as a market leader in the executive search space across various country segments. Over the course of his two decades at Egon Zehnder, he mentored senior executives across multiple industry sectors who have gone on to become board members, CEOs, or CFOs of large corporates in India and overseas. He has also been the co-founder of the chartered accountancy and management consulting firm, Sachar Vasudeva and Associates and co-founded executive search firm, Direct Impact. He is an independent director on the board of KDDL Limited. He does not hold any shares in the Bank as of March 31, 2019.

Mr. Sandeep Parekh, 48 years of age, is a Non-Executive Director of the Bank. He holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an LL.B. degree from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director of SEBI from 2006 to 2008, heading the enforcement and legal affairs departments. He is a faculty member of the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulation, investment regulation, private equity, corporate governance and financial regulation. He is admitted to practice law in New York and is a member of Mensa. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various SEBI and RBI committees and sub-committees and is presently the chairman of SEBI’s proxy advisory working group and a member of SEBI’s mutual fund advisory committee. He is not a director in any other public company. He does not hold any shares in the Bank as of March 31, 2019.

Mr. M.D. Ranganath, 57 years of age, is a Non-Executive Director of the Bank. He holds Master’s degree in technology from IIT, Madras and a Bachelor’s degree in Engineering from the University of Mysore. He is a PGDM from IIM, Ahmedabad and a member of CPA, Australia. He has over 26 years of experience in the global IT services and financial services industry. He was Chief Financial Officer of Infosys Limited, a globally listed IT services corporation, till November 2018. During his 18 year tenure at Infosys, he was an integral part of the growth and transformation of Infosys into a globally respected IT services company. He effectively covered leadership roles in a wide variety of areas including strategy, finance, M&A, consulting, risk management, and corporate planning—culminating in his appointment as role of Chief Financial Officer, where he worked closely with the Board of Infosys and its committees in formulating and executing its strategic priorities. Prior to Infosys, he worked at ICICI Limited for eight years, where he was responsible for credit, treasury, equity portfolio management and corporate planning. In 2017 and 2018, he was the recipient of the Best CFO Asia award in the technology sector, by the Institutional Investor, based on a poll of the buy-side and sell-side investor community. He is not a director in any other public company. He does not hold any shares in the Bank as of March 31, 2019.

Mr. Aditya Puri, 68 years of age, is and has been the Managing Director of the Bank since September 1994. He holds a Bachelor’s degree in commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India (“ICAI”). Prior to joining the Bank, he was the chief executive officer of Citibank, Malaysia from 1992 to 1994. He has over four decades of experience in the banking sector in India and abroad. Recently, he received the AIMA-JRD Tata Corporate Leadership Award for the year 2018. He was also honored for his corporate and philanthropic leadership by the American Indian Foundation (AIF) at their annual New York Gala, where he was recognized for transformative initiatives undertaken by HDFC Bank under his leadership. He is the Non-Executive Chairman of HDB Financial Services Limited, a subsidiary of the Bank. He, along with his relatives, holds 3,704,544 equity shares in the Bank as of March 31, 2019.

Mr. Kaizad Bharucha, 53 years of age, is an Executive Director of the Bank. He holds a Bachelor of Commerce degree from the University of Mumbai. He has been associated with the Bank since 1995. In his current position as Executive Director, he is responsible for Wholesale Banking covering areas of Corporate Banking, Emerging Corporate Group, Business Banking, Healthcare Finance, Agricultural Lending, Department for Special Operations and Banking Initiatives Group. In his previous position as Group Head—Credit and Market Risk, he was responsible for the Risk Management activities in the Bank, including the Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions. He is a career banker with over three decades of banking experience. Prior to joining the Bank, he worked at SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. He has represented HDFC Bank as a member of the working group constituted by the RBI to examine the role of the Credit Information Bureau and on the sub-committee with regard to adoption of the Basel II guidelines. He is not a director in any other public company. He, along with his relatives, holds 891,551 equity shares in the Bank as of March 31, 2019.

Senior Management

As of March 31, 2019, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	68
Mr. Kaizad Bharucha	Executive Director	53
Mr. Abhay Aima	Head – Equities, Private Banking, Third Party Products, NRI and International Consumer Business	56
Mr. Ashish Parthasarthy	Treasurer	51
Ms. Ashima Bhat	Head – Strategy, Business Finance, Administration and Infrastructure, Corporate Social Responsibility	48
Mr. Ashok Khanna	Head – Secured Loans (Vehicles)	62
Mr. Arvind Kapil	Head – Unsecured , Home, Mortgages and Working Capital Loans	47
Mr. Bhavesh Zaveri	Head – Operations and Technology	53
Mr. Chakrapani Venkatachari	Head – Internal Audit and Quality Initiatives Group	55
Mr. Dhiraj Relli	Currently on secondment to HDFC Securities Limited (HSL), our subsidiary	48
Mr. Jimmy Tata	Chief Risk Officer	52
Mr. Munish Mittal	Chief Information Officer	50
Mr. Nitin Chugh	Head – Digital Banking	47
Mr. Nirav Shah	Head – Emerging Corporates Group, Infrastructure Finance Group and Rural Banking Group	47
Mr. Parag Rao	Head – Card Payment Products, Merchant Acquiring Services and Marketing	53
Mr. Rakesh Singh	Head – Investment Banking, Private Banking , Capital Market and Financial Institutions	50
Mr. Rajesh Kumar	Head – Retail Credit and Risk	47
Mr. Rahul Shukla	Head – Corporate Banking and Business Banking	50
Mr. Sashidhar Jagdishan	Chief Financial Officer	54
Ms. Smita Bhagat	Head – Government and Institutional Business , Ecommerce and Start-ups	53
Mr. Arvind Vohra	Head – Retail Branch Banking	47
Mr. Srinivasan Vaidyanathan	Head – Finance	55
Mr. Vinay Razdan	Head – Human Resources	52
Mr. S Sampathkumar	Head – Liability Products, Third Party Products and Non-Resident Business	46
Mr. Benjamin Frank	Head – Wholesale Credit	54

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Abhay Aima is the Head of Equities, Private Banking, Third Party Products, NRI and International Consumer Business. He is a graduate of the National Defence Academy. Mr. Aima serves as a director of Raab Investment Private Limited, HDFC Securities Limited and Bluechip Corporate Investment Centre Limited.

Mr. Ashish Parthasarthy is the Treasurer for the Bank. He holds a Bachelor’s degree in engineering from the Karnataka Regional Engineering College (now known as the National Institute of Technology, Karnataka) and has a post-graduate diploma in Management from the Indian Institute of Management in Bangalore. He has over 28 years of experience in banking, with particular expertise in the interest rate and currency markets.

Ms. Ashima Bhat is the Head of Strategy, Business Finance, Administration and Infrastructure, Corporate Social Responsibility. Ms. Bhat has over 21 years of experience in banking. She completed a Master’s degree in Management Studies, majoring in Marketing, from Narsee Monjee Institute of Management Studies. Ms Bhat joined the Bank in 1994 in its start-up stage. She has since held various roles across the Bank. She was the regional head for Corporate Banking and responsible for setting up the Supply Chain business in the Bank and was also head of SME business and Emerging Corporates group.

Mr. Ashok Khanna is the Head of Secured Loans (Vehicles). Mr. Khanna has over 27 years of experience in the automobile companies and banking industry in various sales and marketing roles. Prior to joining the Bank, he was the Executive Director for Retail Assets at Centurion Bank of Punjab. He has also worked with automobile manufacturers, such as Kinetic Engineering, Toyota (in the Middle East) and other related companies, such as Firestone Tyres.

Mr. Arvind Kapil is the Head of Unsecured, Home, Mortgages and Working Capital Loans. He holds a Master’s in Management Studies degree from Bharati Vidyapeeth Institute of Management Studies and Research and a Bachelor’s degree in Engineering from K.J. Somaiya College of Engineering in Mumbai. Mr. Kapil has over 24 years of experience in the finance industry and he joined the Bank from Countrywide Consumer Financial Services.

Mr. Bhavesh Zaveri is the Head of Operations and Technology. He holds a Master’s degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers. He has over 27 years of experience in banking, having worked with Oman International Bank and Barclays prior to joining the Bank in April 1998. Mr. Zaveri also serves as Director of The Clearing Corporation of India Ltd. (CCIL), SWIFT India Domestic Services, HDB Financial Services and Goods and Service Tax Network (GSTN).

Mr. Chakrapani Venkatachari is the Head of Internal Audit and Quality Initiatives Group. He holds a Bachelor’s degree in Commerce from Mumbai University and is an Associate Member of the Institute of Company Secretaries of India, a Certified Associate of the Indian Institute of Bankers and a Certified Information System Auditor. He has over 32 years of banking experience, having worked with Bank of Baroda and Standard Chartered Bank prior to joining the Bank in 1994.

Mr. Dhiraj Relli is currently on secondment to HDFC Securities Limited (HSL), our subsidiary and currently holds the position of Managing Director and Chief Executive Officer at HSL. An employee of HDFC since 2008, he has served as Senior Executive Vice President and Head of Branch Banking at HDFC Bank. Mr Relli is a member of the Trading Member Advisory Committee of National Stock Exchange and a Member of the Advisory Committee of Bombay Stock Exchange. Mr Relli is a B.Com. (Honours) graduate from Delhi University and a qualified chartered accountant from the Institute of Chartered Accountants of India. He completed the Advance Management Program from the Indian Institute of Management, Bangalore

Mr. Jimmy Tata is Chief Risk Officer. He holds a Masters of Financial Management from the Jamnalal Bajaj Institute of Management Studies at Mumbai University and is qualified as a Chartered Financial Analyst with the Institute of Chartered Financial Accountants in Hyderabad. Mr. Tata has been with the Bank since 1994 and has over 29 years of experience. Prior to joining the Bank he was working as Financial Analyst in Financial Division of Apple Industries Limited.

Mr. Munish Mittal is the Chief Information Officer. He holds a Bachelor’s degree in Science from Punjab University and a Master of Business Administration from the Indira Gandhi National Open University. Mr. Mittal has more than 30 years of experience, having worked at Bank of Punjab, Datapro, ESPL prior to joining the Bank in August 1996.

Mr. Nitin Chugh is the Head of Digital Banking. He holds a Bachelor’s degree in Technology from the National Institute of Technology in Kurukshetra and has a Post-Graduate Diploma in Management from the All India Management Association in New Delhi. Mr. Chugh has nearly 26 years of experience in sales and marketing with 21 years in retail banking.

Mr. Nirav Shah is Head of Emerging Corporates, Infrastructure Finance Group and Rural Banking Group. He holds a Master’s in Management Studies from K.J. Somaiya Management Institute at Mumbai University. He has over 22 years of professional experience, joining the Bank from Global Trust Bank in July 1999.

Mr. Parag Rao is Head of Card Payment Products, Merchant Acquiring Services and Marketing. He also heads marketing for the Bank. He holds a Master’s in Management Studies degree from S.P. Jain Institute of Management at Mumbai University and a Bachelor of Engineering from the Regional Engineering College in Jamshedpur. He has over 27 years of professional experience, joining the Bank from IBM Global Services in April 2002.

Mr. Rakesh Singh is the Head of Investment Banking, Private Banking, Capital Market and Financial Institutions. He holds a Masters in Business Administration from the Institute of Management Technology, Ghaziabad and has over 22 years of experience in the financial sector. Mr. Singh joined the Bank from Rothschild in India where he was the Managing Director and Co-Head of Financing Advisory. Earlier in his career, he held key positions at Morgan Stanley, Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank.

Mr. Rajesh Kumar is the Head of Underwriting, Risk Intelligence and Control and Risk Analytics. He holds a Bachelor’s degree in Science from Bangalore University and a Post Graduate Diploma in Management from T A Pai Management Institute in Manipal. He has over 22 years of experience in handling credit function and joined the Bank in 2000.

Mr. Rahul Shukla is the Head of Corporate Banking and Business Banking. He holds a Bachelor’s degree in Technology from IIT Varanasi and Post Graduate Diploma in Management from IIM Bangalore. He has over 26 years of banking experience, joining the Bank from Citi Bank in March 2018.

Mr. Sashidhar Jagdishan is the Chief Financial Officer. He holds a Bachelor of Science degree in Physics from the University of Mumbai and a Masters in Economics of Money, Banking and Finance from the University of Sheffield in the United Kingdom. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. Mr. Jagdishan has been with the Bank since 1996.

Ms. Smita Bhagat is the Head of Government and Institutional Business, Ecommerce and Startups. She holds a Masters in Business Administration from Podar Institute of Management and a Master’s in Commerce from University of Rajasthan and has completed the Executive Program from IIM Ahmedabad. Ms. Bhagat currently leads HDFC Bank’s effort to significantly scale its government, institutional and start–up businesses across India. She has almost 21 years of work experience and has worked with companies like HDFC Ltd, ICICI Bank before joining HDFC Bank in 1999.

Mr Arvind Vohra is the Head of Retail Branch Banking. He has a postgraduate degree in marketing and finance from Xavier Institute of Management, Bhubaneswar and has completed a senior leadership program from London Business School. He has close to two and a half decades of experience working across banking, telecommunications and consumer goods sectors. He has held leadership positions in sales and marketing, and business leadership roles in global organisations such as Whirlpool, Philips and Standard Chartered Bank. For the last eight years, he led business operations at Vodafone India. In addition, he served on the board of directors for Vodafone India’s consumer fixed line subsidiary and led incubation of the consumer IOT (“Internet of Things”) business. He joined the Bank from Vodafone in September 2018.

Mr. Srinivasan Vaidyanathan is the Head of Finance. He is a commerce graduate, a Fellow of the Institute of Chartered Accountants of India, a Fellow of the Institute of Cost and Works Accountants of India, a Fellow of the Association of International Accountants, UK, Member of CMA, USA, and has a Masters in Business Administration. He has over 27 years of experience in the financial services industry. He joined the Bank from Citi Bank in 2018.

Mr. Vinay Razdan is Head of Human Resources. He is an alumnus of Delhi University and holds a post graduate qualification in Personnel Management and Industrial Relations from XLRI, Jamshedpur. Mr. Vinay has over three decades of experience in different roles within the human resources function and has worked across geographies and industry segments. He has held leadership positions with leading organizations in the FMCG, IT Services and Telecommunication sectors. He joined the Bank in September 2018.

Mr. S. Sampath Kumar is Head of Liability Products, Third Party Products and Non-Resident Business. He has two and half decades of experience and is an alumnus of the University of Madras, Tamil Nadu.

Mr. Benjamin Frank is Head of Wholesale Credit. He has a Bachelor of Science degree from University of Madras, a Master’s degree in Business Administration from ICFAI University and is a Certified Financial Risk Manager (FRM) from the Global Association of Risk Professionals. He has over 30 years of experience in the banking industry across Branch Banking, International Banking, Corporate Banking and Credit Risk Management. He was previously with IDBI Bank and State Bank of India. He joined the Bank in April 2004.

Corporate Governance

Audit Committee

The Audit Committee of the Bank, as of March 31, 2019, has Mr. M.D Ranganath, Mrs. Shyamala Gopinath, Mr. Umesh Chandra Sarangi and Mr. Sanjiv Sachar as its members. During the year Mr. Bobby Parikh and Mr. Partho Datta ceased to be members of the committee pursuant to their resignation as directors of the Bank. Each member of the Audit Committee is an Independent Director. The Audit Committee is chaired by Mr. M.D Ranganath. The Audit Committee met seven times during fiscal 2019.

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

The Nomination and Remuneration Committee also formulates criteria for the evaluation of performance of individual Directors including Independent Directors, the Board of Directors and its committees. The criteria for the evaluation of performance of Directors (including Independent Directors) include personal attributes, such as attendance at meetings, communication skills, leadership skills and adaptability, and professional attributes such as their understanding of the Bank’s core business and strategic objectives, industry knowledge, independent judgment, and adherence to the Bank’s Code of Conduct, ethics and values. Mr. Sanjiv Sachar, Mrs. Shyamala Gopinath, Mr. Sandeep Parekh and Mr. M.D Ranganath were the members of the Nomination and Remuneration Committee as of March 31, 2019. During the year Mr. Bobby Parikh and Mr. Partho Datta ceased to be members of the committee pursuant to their resignation as directors of the Bank. All members of the Nomination and Remuneration Committee are Independent Directors. The Nomination and Remuneration Committee is chaired by Mr. Sanjiv Sachar. The Committee met eleven times during fiscal 2019.

Stakeholders’ Relationship Committee

The Stakeholders’ Relationship Committee approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options granted under the various Employees Stock Option Schemes (“ESOSs”), which are made in terms of the powers delegated by the Board in this regard. The Stakeholders’ Relationship Committee also monitors the redress of grievances from shareholders relating to matters such as the transfer of shares and non-receipt of our annual report and dividends.

As of March 31, 2019, the Stakeholders’ Relationship Committee consisted of Mr. Umesh Chandra Sarangi, Mr. Malay Patel, Mr. Aditya Puri and Mr. Sandeep Parekh. The Stakeholders’ Relationship Committee is chaired by Mr. Umesh Chandra Sarangi, who is an Independent Director. During the year, Mr. Parekh Sukthankar ceased to be a member of the committee pursuant to his resignation. The power to approve share transfers and dematerialization requests has been delegated to executives of the Bank to avoid delays that may arise due to the non-availability of the members of the Committee. During fiscal 2019 Mr. Santosh Haldankar, Vice President-Legal and Company Secretary of the Bank, was the Compliance Officer responsible for expediting the share transfer formalities. The Stakeholders’ Relationship Committee met four times during fiscal 2019.

As of March 31, 2019, 234 instruments of transfer for 49,313 equity shares were pending for transfer, which have since been processed. The details of the transfers are reported to the Board from time to time. During the year ended March 31, 2019, the Bank received 5,855 complaints from the shareholders. The Bank has attended to all the complaints. One hundred and one complaints remained pending and five complaints have not been resolved to the satisfaction of the shareholders as of March 31, 2019. Besides 15,905, letters were received from the shareholders relating to change of address, nomination requests, updating of email IDs and PAN No(s), updation of complete bank account details, such as core banking account no, IFSC and/MICR code, mandate paying for dividends by the National Automated Clearing House (NACH) and National Electronic Fund Transfer (NEFT), claim of shares from Unclaimed Suspense account, and from the Authority of Investors Education and Protection Fund, queries relating to the annual reports, non-receipt of shares upon sub-division of the Bank’s shares from the face value of Rs 10/- each to the face value of Rs 2/- each, amalgamation, request for revalidation of dividend warrants and other investor related matters. These letters have also been responded to.

Risk Policy and Monitoring Committee

The Risk Policy and Monitoring Committee has been formed as per the guidelines of RBI on asset liability management/risk management systems. The Committee develops Bank’s credit and market risk policies and procedures, verifies adherence to various risk parameters and prudential limits for treasury operations and reviews its risk monitoring system. The Committee also ensures that the Bank’s credit exposure to any one group or industry does not exceed the internally set limits and that the risk is prudentially diversified.

As of March 31, 2019, the Risk Policy and Monitoring Committee consisted of, Mr. Srikanth Nadhamuni, Mrs. Shyamala Gopinath, Mr. M.D Ranganath and Mr. Aditya Puri. During the year, Mr. Partho Datta ceased to be a member of the committee pursuant to his cessation as a director of the Bank and Mr. Paresh Sukthankar ceased to be a member of the committee pursuant to his resignation as director of the Bank. The Committee is chaired by Mr. Srikanth Nadhamuni. The Committee met five times during fiscal 2019.

Credit Approval Committee

The Credit Approval Committee approves those credit exposures that are beyond the approval powers delegated to executives of the Bank to facilitate the prompt disbursement of loans. As of March 31, 2019, the Credit Approval Committee consisted of Mr. Keki Mistry, Mr. Malay Patel, Mr. Aditya Puri, Mr. Kaizad Bharucha and Mr. Srikanth Nadhamuni. The Credit Approval Committee met thirteen times during fiscal 2019.

Premises Committee

The Premises Committee approves the purchase and leasing of premises for the use of Bank’s banking outlets, back offices, ATMs and executive residences in accordance with the guidelines laid down by the Board. As of March 31, 2019, Mr. Keki Mistry, Mr. Aditya Puri and Mr. Malay Patel were the members of the Premises Committee. The Premises Committee met five times during fiscal 2019.

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

As of March 31, 2019, the members of the Fraud Monitoring Committee were Mrs. Shyamala Gopinath, Mr. Umesh Chandra Sarangi, Mr. Keki Mistry, Mr. Malay Patel, Mr. Aditya Puri and Mr. Sandeep Parekh. During the year, the Fraud Monitoring Committee met five times during fiscal 2019.

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

As of March 31, 2019, the members of the Customer Service Committee were Mrs. Shyamala Gopinath, Mr. Keki Mistry, Mr. Malay Patel, Mr. Srikanth Nadhamuni, Mr. Aditya Puri and Mr. Sandeep Parekh. The Customer Service Committee met four times during fiscal 2019.

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

As of March 31, 2019, the members of CSR Committee were Mr. Umesh Chandra Sarangi, Mr. Sanjiv Sachar, Mr. Malay Patel and Mr. Aditya Puri. During the year Mr. Bobby Parikh and Mr. Partho Datta ceased to be members of the committee pursuant to their resignation as directors of the Bank and Mr. Paresh Sukthankar ceased to be a member of the committee pursuant to his resignation as director of the Bank. The Committee met four times during fiscal 2019.

Digital Transaction Monitoring Committee

In order to promote digital transactions of the Bank and to provide directions in terms of strategy and action plans including monitoring the progress of achievement in the digital transactions space the terms of reference of the Digital Transaction Monitoring Committee include:

a.

Framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities and IBA from time to time;

b.	Monitoring the progress of achievement in digital transactions in line with the Bank’s strategy and action plans;

c.

Reviewing and exploring new opportunities for increasing the digital transactions of the Bank from time to time and giving the necessary directions in implementing and improving high level of digitalization in Bank; and

d.	Any other terms of reference as may be specified by the Government, regulatory authorities and IBA from time to time.

As of March 31, 2019, the members of Digital Transaction Monitoring Committee were Mr. Srikanth Nadhamuni, Mr. Malay Patel, Mr. Aditya Puri, and Mr. M.D. Ranganath. During the year, Mr. Parekh Sukthankar ceased to be a member of the committee pursuant to his resignation as Director of the Bank. The Committee met four times during fiscal 2019.

Review Committee for Willful Defaulters’ Identification

The Board has constituted a Review Committee for Willful Defaulters Identification to review the orders passed by the Committee of Executives for Identification of Willful Defaulters and provide the final decision with regard to identified willful defaulters. As of March 31, 2019, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh and Mr. Sanjiv Sachar were the members of the Review Committee for Willful Defaulters Identification. During the year, Mr. Bobby Parikh and Mr. Partho Datta ceased to be members of the committee pursuant to their resignation as directors of the Bank. The Review Committee for Willful Defaulters’ Identification is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. No meetings of the Review Committee for Willful Defaulters’ Identification were held during fiscal 2019.

Review Committee for Non-Cooperative Borrowers

The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the internal committee of executives appointed for this purpose. As of March 31, 2019, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh and Mr. Sanjiv Sachar were the members of the Review Committee for Non-Cooperative Borrower. During the year, Mr. Bobby Parikh and Mr. Partho Datta ceased to be members of the committee pursuant to their resignation as directors of the Bank. The Review Committee for Non-Cooperative Borrowers is chaired by Mrs. Shyamala Gopinath or Mr. Aditya Puri in her absence. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal 2019.

Meeting of the Independent Directors

The Independent Directors of the Bank held a meeting on January 16, 2019 and March 7, 2019 without the presence of the Non-Independent Directors and senior management team of the Bank. All the Independent Directors attended the meeting. The Independent Directors discussed matters as required under the relevant provisions of the Companies Act, 2013 and the SEBI Listing Regulations, 2015.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

At the annual general meeting held on July 21, 2015, our shareholders passed a special resolution, pursuant to Section 180 (1)(c) of the Companies Act, authorizing the Board of Directors to borrow, for business purposes of the Bank, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money borrowed or to be borrowed from time to time (with the exception of: (i) the acceptance of deposits of money from the public which are repayable on demand and can be withdrawn by check, draft, order or otherwise; and (ii) temporary loans obtained in the ordinary course of business from banks, whether in India or overseas) will exceed our aggregate paid-up capital and free reserves, subject to the condition that the total outstanding amount of such borrowings shall not exceed Rs. 500 billion over and above our aggregate paid-up capital and free reserves at any time. The terms on which the Board of Directors may borrow funds may include the lender’s right to appoint directors, the allotment of shares to certain public financial institutions and, with prior shareholder and regulatory approval, the allotment of shares to other entities.

Compensation of Directors and Members of Our Senior Management

The compensation arrangements for our Chairperson, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.

During fiscal 2019, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Director and members of our senior management as on March 31, 2019 was Rs. 784.4 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.

Under our organizational documents, each director, except the Managing Director, Deputy Managing Director and Executive Director, is entitled to sitting fees for attending each meeting of the Board of Directors or of a Board committee. The amount of sitting fees is decided by the Board from time to time in accordance with applicable regulations prescribed by the Companies Act or the Government of India. Directors are paid sitting fees at the rate of Rs. 50,000 for attending committee meetings and Rs. 100,000 for attending Board meetings, respectively.

We reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. Stock options have not been granted to Non-Executive Directors.

Mrs. Shyamala Gopinath, Chairperson, was paid remuneration of Rs. 3.5 million during fiscal 2019. Mrs. Shyamala Gopinath is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2019 to Mr. Aditya Puri, Managing Director, Mr. Paresh Sukthankar, Deputy Managing Director and Mr. Kaizad Bharucha, Executive Director are as follows:

Particulars	Aditya Puri	Paresh Sukthankar*	Kaizad Bharucha
	(Rs. in million, except stock options)
Basic	54.4	17.1	18.9
Allowances and perquisites	32.9	22.1	21.0
Provident fund	6.5	2.0	2.3
Superannuation	8.2	2.6	2.8
Performance bonus**	34.7	19.6	13.7
Number of stock options granted during the year	492,000	—	171,000

*	Mr. Paresh Sukthankar, tendered his resignation from the Board of the Bank on August 10, 2018 which came into effect on November 8, 2018.
**

Refers to deferred bonus tranches for earlier years. Bonus pertaining to fiscal 2018 is pending RBI approval as at March 31, 2019 and on RBI approval, the approved amounts will be paid and disclosed in the above table for the next fiscal year.

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

The details of sitting fees paid to Non-Executive Directors during fiscal 2019 are as follows:

Name of the Director	Sitting Fees (Rs.)	Commission # (Rs.)
Mrs. Shyamala Gopinath	3,000,000	—
Mr. Partho Datta*	1,050,000	1,000,000
Mr. Bobby Parikh*	2,150,000	1,000,000
Mr. Malay Patel	2,950,000	1,000,000
Mr. Keki Mistry	2,050,000	1,000,000
Mr. Umesh Chandra Sarangi	2,000,000	1,000,000
Mr. Srikanth Nadhamuni	1,400,000	1,000,000
Mr. Sanjiv Sachar$	1,000,000	—
Mr. Sandeep Parekh$	350,000	—
Mr. M.D. Ranganath$	250,000	—

*	Mr. Partho Datta and Mr. Bobby Parikh ceased to be directors of the Bank with effect from September 29, 2018 and January 26, 2019, respectively
$	Mr. Sanjiv Sachar, Mr. Sandeep Parekh and Mr. M.D. Ranganath were appointed as Directors of the Bank with effect from July 21, 2018, January 19, 2019 and January 31, 2019, respectively.
#	Refers to commission for FY 2017-18, paid out in FY 2018-19

During fiscal 2019 there were no other pecuniary relationships or transactions of the Non-Executive Directors vis-a-vis the Bank, except banking transactions in the ordinary course of business done on arm’s-length basis.

At the 22nd annual general meeting of the Bank held on July 21, 2016 the shareholders have approved the payment of profit-related commission to Non-Executive Directors, including Independent Directors, but excluding the Chairperson with effect from the fiscal 2016 (being the year in which RBI issued guidelines on compensation to non-executive directors of private sector banks), not exceeding in aggregate 1percent of the net profit of the Bank for the relevant fiscal subject to a maximum of Rupees one million per annum per Director.

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 10.2 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.85 million per month are given in Annexure 7 to the Directors’ Report.

Other than our Chairperson, Managing Director, Deputy Managing Director and Executive Director, none of our Directors has a service contract with us.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of loans granted to our senior management as of March 31, 2019:

Name	Largest amount outstanding since March 31, 2018	Amount outstanding as of March 31, 2019	Interest rate as of March 31, 2019%	Nature of Loan
	(Rs. in millions, except percentages)
Mr. Aditya Puri	27.32	24.73	8.8	Housing Loan
Mr. Kaizad Bharucha	4.12	4.04	8.8	Housing Loan
Ms. Ashima Bhat	4.15	4.07	8.8	Housing Loan
Mr. Abhay Aima	5.58	5.42	8.8	Housing Loan
Mr. Ashish Parthasarthy	5.09	5.00	8.8	Housing Loan
Mr. Arvind Kapil	13.97	13.74	8.8	Housing Loan
Mr. Arvind Kapil	0.24	0.14	5.0	Personal Loan
Mr. Bhavesh Zaveri	15.00	14.52	8.8	Housing Loan
Mr. Bhavesh Zaveri	0.64	0.52	5.0	Personal Loan
Mr. Benjamin Frank	0.7	0.59	8.8	Housing Loan
Mr. Benjamin Frank	0.28	0.18	5.0	Personal Loan
Mr. Dhiraj Relli	4.11	3.70	8.8	Housing Loan
Mr. Jimmy Tata	0.13	—	5.0	Personal Loan
Mr. Munish Mittal	4.31	3.65	8.8	Housing Loan
Mr. Munish Mittal	0.35	0.43	5.0	Personal Loan
Mr. Navin Puri	0.22	—	8.8	Housing Loan
Mr. Navin Puri	0.27	—	5.0	Personal Loan
Mr. Nirav Shah	14.39	14.17	8.8	Housing Loan
Mr. Nirav Shah	0.39	0.25	5.0	Personal Loan
Mr. Nitin Chugh	14.63	14.39	8.8	Housing Loan
Mr. Nitin Chugh	0.59	0.59	5.0	Personal Loan
Mr. Rajesh Kumar	1.35	1.33	8.8	Housing Loan
Mr. Rajesh Kumar	0.03	—	5.0	Personal Loan
Mr. Rakesh Singh	14.47	14.17	8.8	Housing Loan
Mr. Sashidhar Jagdishan	5.72	5.59	8.8	Housing Loan
Ms. Smita Bhagat	15.00	14.62	8.8	Housing Loan
Mr. S. Sampathkumar	1.87	1.84	8.8	Housing Loan
Mr. S. Sampathkumar	0.71	0.57	5.0	Personal Loan
Mr. V. Chakrapani	12.43	11.15	8.8	Housing Loan

Employees Stock Options

Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013 and Plan “G” in July 2016 for the issuance of stock options to employees and directors of the Bank under the ESOSs, namely ESOS-001 to ESOS- 031. Under plan “A”, the option price is set as the average of the daily closing prices on the BSE during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E”, “F” and “G”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange which has the highest trading volume. Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0 percent, 30.0 percent and 40.0 percent on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0 percent on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant, stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0 percent and 25.0 percent on each of the two successive anniversaries following the date of grant, stock options granted under ESOS-019 to ESOS-026 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent on each of the three successive anniversaries, stock options granted under ESOS-027 and ESOS-028 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent at intervals of fifteen months, twenty-seven months and thirty –nine months, respectively and the options granted under ESOS-029 to ESOS-31 vest at the rate of 35.0 percent, 30.0 percent, 20.0 percent and 15.0 percent on each of the four successive anniversaries. All of the above are subject to standard vesting conditions. In fiscal 2019, 23.8 million equity shares having a face value of Rs. 2.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 47.5 million and the share premium by Rs. 21,960.7 million. As of March 31, 2019, 68,306,411 options convertible to equity shares of Rs. 2.0 each were outstanding.

Other Compensation

All employees, including our Managing Director, Executive Director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level or above, including our Managing Director. Our gratuity fund, required under Indian law to be paid to an employee following the completion of a minimum of five years of continuous service, is a defined benefit plan which, upon the retirement, termination of employment or death while in employment of such employee, pays a lump sum equal to 15 days’ basic salary for each completed year of service. The superannuation fund is a retirement plan under which we contribute annually 13.0 percent (15.0 percent for the Managing Director, Deputy Managing Director and an Executive Director) of the eligible employee’s annual salary to the administrator of the fund. In the case of the provident fund, as required by Indian law, each of the employer and the employee contribute monthly at a determined rate of 12.0 percent of the employee’s basic salary. Of this 12.0 percent, the Bank contributes a specified amount (8.33 percent of the lower of Rs. 15,000 or the employee’s basic salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund set up by the Bank and administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2019. Based on this evaluation, our Principal Executive Officer, Mr. Aditya Puri, and our Principal Financial Officer, Mr. Sashidhar Jagdishan, have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2019. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2019. Our independent registered public accounting firm, KPMG, has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2019.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could, or are reasonably likely to, materially affect these controls during the period covered by this report.

Audit Committee Financial Expert

Mr. M.D Ranganath and Mr. Sanjiv Sachar are the Audit Committee financial experts, as defined in Item 401(h) of Regulation S-K, and are independent pursuant to the applicable SEC rules.

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

Principal Accountant Fees and Services

The following table sets forth for the fiscal years indicates the fees pertaining to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2018		March 31, 2019		Description of Services
	(in millions)
Audit services	Rs.	44.4	Rs.	52.2	Audit of financial statements
Audit-related services		2.4		2.7	Limited review
Tax services		1.5		2.4	Tax services
Other services		1.8		6.4	Certification/other services
Total	Rs.	50.1	Rs.	63.7

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

3.

Provide to the NYSE annual written affirmations with respect to its corporate governance practices, and interim written affirmations in the event of a change to the board or a board committee. [NYSE Listed Company Manual Section 303A.12(c)]; and

4.

Include a statement of significant differences between its corporate governance practices and those followed by United States companies in the annual report of the foreign private issuer. [NYSE Listed Company Manual Section 303A.11].

In a few cases, the Indian corporate governance rules under SEBI Listing Regulations differ from those in the NYSE’s Listed Company Manual as summarized below:

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per SEBI Listing Regulations

An NYSE listed company needs to have a majority of independent directors. [ NYSE Listed Company Manual Section 303A.01 ]	The board of a listed company must have a combination of executive and non-executive directors, including at least one female independent director, and not less than 50 percent of the directors may be non-executive directors. If: (i) the chairperson of the board of directors is a non-executive director, at least one-third of the board of directors must comprise of independent directors; (ii) the company does not have a regular non-executive chairperson, at least half of the board of directors must comprise of independent directors; and (iii) the regular non-executive chairperson is a promoter of the listed company or is related to any promoter or person occupying management positions at the level of board of director or at one level below the board of directors, at least half of the board of directors of the listed company must consist of independent directors.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined that they are independent. [NYSE Listed Company Manual Section 303A.02 ]	A director must meet certain criteria in order to qualify as “independent”.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [ NYSE Listed Company Manual Section 303A.03 ]	The board of directors of a listed company must meet at least four times a year, with a maximum time gap of 120 days between any two meetings. The independent directors of the listed company must hold at least one meeting each year without the presence of the non-independent directors and the members of management, and all the independent directors have to endeavor to be present at such meeting.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [ NYSE Listed Company Manual Section 303A.04 ]	A listed company needs to have a nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least 50 percent must be independent directors.

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

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04 ]	The nomination and remuneration committee must have the terms of reference specified in the SEBI Listing Regulations and the Companies Act, 2013 such as formulating criteria to determine the qualifications, positive attributes and independence of directors, formulating criteria to evaluate the performance of directors, recommending remuneration policy for directors and devising a board diversity policy.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [ NYSE Listed Company Manual Section 303A.05]	A listed company is permitted to have a combined nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least 50 percent must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific purposes and responsibilities of the committee and provides for an annual performance evaluation of the committee. [ NYSE Listed Company Manual Section 303A.05]	The terms of reference and the role of the nomination and remuneration committee have been specified under the Companies Act, 2013 and SEBI Listing Regulations and must include, inter alia, formulating the policy relating to the remuneration of directors, key managerial personnel and other employees, formulating criteria to determine the qualifications, positive attributes and independence of directors and formulating criteria to evaluate the performance of directors.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members. All the members of the audit committee must satisfy the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [ NYSE Listed Company Manual Sections 303A.06 and 303A.07 ]	A listed company must have a qualified and independent audit committee. The audit committee should have minimum of three directors as members and two-thirds of such members should be independent directors. All members of the audit committee should be financially literate and at least one member must have accounting or related financial management expertise.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07 ]	The terms of reference and the role of the audit committee of a listed company have been specified in the SEBI Listing Regulations and the Companies Act, 2013 and include, inter alia, oversight of the listed company’s financial reporting process and disclosure of its financial information to ensure that such information is correct, sufficient and credible, the recommendation for appointment and remuneration of the auditors of the listed company, and the review of the auditor’s independence and performance.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07 ]	A listed company must appoint an internal auditor to conduct an internal audit. The auditor must review the accounts of the company and submit a report along with financial statements of the company placed before the company in a general meeting. It is the role of the audit committee to review the adequacy of the company’s internal audit function and all internal audit reports relating to internal control weaknesses of the company. The audit committee should also evaluate the internal financial controls and risk management systems of the company.

In addition, a listed company must put in place procedures to inform board members about risk assessment and minimization procedures. The board of directors is responsible for framing, implementing and monitoring the company’s risk assessment and minimization plan. Further, the top 500 listed companies (determined on the basis of market capitalization as at the end of the immediately previous financial year) must establish a risk management committee, consisting of a majority of board members, and define the roles and responsibilities of the risk management committee. The board may delegate the monitoring and review of the risk management plan to the risk management committee.

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

Posting of Charters and Guidelines on Website

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

Under the Articles, a director may not vote, participate in discussions or be counted for the purpose of a quorum with respect to any decision relating to whether we will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The Board of Directors may not hold meetings in the absence of a quorum. Under the Companies Act, the quorum for meetings of the Board is one-third of the total number of directors (any fraction contained in that one-third being rounded off as one) or two directors, whichever is higher. However, where the number of interested directors is equal to or exceeds two-thirds of the total number of directors present, the remaining number of directors (i.e., directors who are not interested) present at the meeting, being not less than two will constitute the quorum during such time. Pursuant to the Companies Act, our directors have the power to borrow money for business purposes only with the consent of the shareholders (with certain limited exceptions) through a special resolution (with three-fourths majority).

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

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2019 by:

•	each person or group of affiliated persons known by us to beneficially own 5 percent or more of our equity shares; and

•	our individual directors and their relatives as a group.

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

We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2019, HDFC Limited, together with its subsidiaries (“HDFC Group”), held an aggregate of 21.38 percent of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC Group	582,312,917	21.38%
Directors and relatives	4,897,885	0.18%

The ADSs are represented by underlying equity shares. As on March 31, 2019, Indian equity shares totaling 525,488,147 were held in the form of ADSs and constituted 19.3 percent of the Bank’s capital. In our records, the depositary, JPMorgan Chase Bank, N.A., was the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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

All transactions with HDFC group companies and the other related parties listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third party in an arm’s-length transaction. In addition, the RBI guidelines stipulate that we can only transact business with HDFC Limited and its affiliates on an arm’s-length basis.

Housing Development Finance Corporation Limited (“HDFC Limited”)

Home Loans

We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. We also have an option but not an obligation to purchase up to 70 percent of the fully disbursed home loans sourced under this arrangement. During fiscal 2019, we purchased home loans aggregating Rs. 239,824.2 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 2,611.1 million from HDFC Limited in fiscal 2019 as fees for selling these loans. We paid Rs. 4,627.0 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 305.2 million was receivable from HDFC Limited as of March 31, 2019. An amount of Rs. 836.4 million was payable to HDFC Limited as of March 31, 2019.

Property

We have facilities located on properties owned or leased by HDFC Limited. In fiscal 2019, we paid an aggregate of Rs.31.2 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. We believe that we pay market rates for these properties. As of March 31, 2019, HDFC Limited held a deposit of Rs. 4.7 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2019 were Rs. 58,655.0 million and Rs. 143.1 million, respectively. We have issued guarantee of Rs. 3.7 million on behalf of HDFC Limited. During fiscal 2019, we subscribed to debt securities of Rs. 6,850.0 million issued by HDFC Limited. We earned Rs.7.3 million by rendering of various services to HDFC Limited. As of March 31, 2019, an amount of Rs. 0.3 million was receivable from HDFC Limited towards these services.

As proposed in the previous fiscal year, we paid a dividend of Rs. 5,111.7 million to HDFC Limited during fiscal 2019.

HDFC Life Insurance Company Limited (“HDFC Life”)

In fiscal 2019, we paid HDFC Life Rs. 1,429.0 million as our contribution towards superannuation, gratuity and term insurance. In the same period, we received fees and commissions from HDFC Life aggregating Rs. 11,855.7 million for the sale of insurance policies and other services. As of March 31, 2019, Rs. 1,250.1 million was receivable from HDFC Life. During fiscal 2019, we sold to HDFC Life, debt securities of Rs. 20,933.4 million. We have issued guarantee of Rs. 839.5 million on behalf of HDFC Life. As proposed in the previous fiscal year, we paid a dividend of Rs. 218.0 million to HDFC Life during fiscal 2019.

HDFC Asset Management Company Limited (“HDFC AMC”)

During fiscal 2019, we earned Rs. 395.3 million fees from HDFC AMC for the distribution of units of mutual funds and other services rendered. As of March 31, 2019, fees of Rs. 0.2 million were receivable from HDFC AMC. We have issued a guarantee of Rs. 250.0 million on behalf of HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)

We paid Rs. 1,412.7 million to HDFC Ergo towards insurance premiums in fiscal 2019. During fiscal 2019, we received Rs. 2,249.2 million for the sale of insurance policies and other services rendered. As of March 31, 2019, an amount of Rs. 151.1 million was receivable from HDFC Ergo. As of March 31, 2019, HDFC Ergo had invested Rs. 250.0 million in the Bank’s Tier II bonds. We have given a guarantee of Rs. 32.9 million on behalf of HDFC Ergo. During fiscal 2019, we sold to HDFC Ergo, debt securities of Rs. 1,252.6 million.

GRUH Finance Limited (“GRUH Finance”)

During fiscal 2019, we earned Rs. 10.2 million fees from GRUH Finance for rendering cash management and other services. As of March 31, 2019, our investments in debt securities of GRUH Finance amounted to Rs. 13,150.0 million.

Credila Financial Services Private Limited (“Credila”)

During fiscal 2019, we earned Rs. 47.9 million fees from Credila for sourcing education loans. During fiscal 2019, we subscribed to debt securities of Rs. 6,490.6 million issued by Credila. As of March 31, 2019, our investments in debt securities of Credila amounted to Rs. 10,000.0 million. As of March 31, 2019, Rs. 16.1 million was receivable from Credila.

Salisbury Investments Private Limited (“Salisbury Investments”)

We have paid a security deposit of Rs. 35.0 million to Salisbury Investments and, in fiscal 2019, we paid rent of Rs. 6.6 million for the residential accommodation of our managing director to Salisbury Investments in which the relatives of the managing director hold a stake.

Key Management Personnel

In fiscal 2019, we paid a total remuneration of Rs. 258.8 million to Mr. Aditya Puri, our managing director, Mr. Paresh Sukthankar, our deputy managing director and Mr. Kaizad Bharucha, our executive director. In the same fiscal year, we paid Rs. 2.4 million and Rs. 3.7 million to Mr. Paresh Sukthankar and Mr. Kaizad Bharucha, respectively, as rent for their residential accommodation. During the year, Mr. Paresh Sukthankar ceased to be a key management personnel of the Bank (w.e.f. November 8, 2018). As of March 31, 2019, the outstanding balance of the security deposit we had given to Mr. Kaizad Bharucha was Rs. 7.6 million. As of March 31, 2019, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Kaizad Bharucha were Rs. 24.7 million and Rs. 4.0 million, respectively. As proposed in the previous fiscal year, during fiscal 2019, we paid dividend on our equity shares aggregating to Rs. 74.3 million to Mr. Aditya Puri, Mr. Paresh Sukthankar and Mr. Kaizad Bharucha.

HDFC Pension Management Company Limited (“HDFC PMC”)

We have given a guarantee of Rs. 5.0 million on behalf of HDFC PMC. During fiscal 2019, we sold to HDFC PMC, debt securities of Rs. 50.2 million.

HDFC Investments Limited (“HDFC Investments”)

As proposed in the previous fiscal year, we paid a dividend of Rs. 1, 950.0 million to HDFC Investments during fiscal 2019.

Other Strategic Investments

We frequently partner with other HDFC group companies when making strategic investments. We currently have two strategic investments in which HDFC group companies are co-investors. We are required to comply with the RBI regulations on holding an equity stake in another company. The following is a list of strategic investments made by us and the HDFC group companies:

Company	Type of Business	HDFC Bank Investment		HDFC Bank Ownership	Total HDFC Group ownership
	(in millions)
Computer Age Management Services Private Limited (“CAMS”)	Unit capital accounting and transfer agency services	Rs.	2.0	6.5%	12.5%

Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	26.0	12.0%	26.0%

We routinely conduct business with some of the companies in which we have made strategic investments. During the years the Bank and other group companies reduced stake in CAMS consequent to which CAMS ceased to be a related party.

We have entered into normal banking transactions with some of the above parties and we believe all such transactions to be at arm’s-length.

TAXATION

Indian Taxation

The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on surrender of ADSs for equity shares (conversion). The summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (Indian Income Tax Act) and the Depositary Receipt Scheme, 2014 promulgated by the Government of India (the “Depositary Receipt Scheme”) (together, the “Section 115AC Regime”). Further, it only addresses the tax consequences for persons who are non-residents, as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital asset as per Indian Income Tax Act, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of dividends and capital gains is earned.

EACH INVESTOR IS ADVISED TO CONSULT HIS/HER TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO HIS/HER INVESTMENT IN THE ADSs.

The following discussion describes the material Indian income tax and stamp duty consequences of the purchase, ownership and disposal of the ADSs.

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable, and, in particular, the Section 115AC regime. The Indian Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of the Section 115AC regime may be modified or amended by future amendments to the Indian Income Tax Act.

Taxation of Distributions

Indian companies distributing dividends are subject to a dividend distribution tax. We are required to pay a dividend distribution tax currently at the rate of 20.56 percent (including applicable surcharge and education cess) on the total amount distributed or declared or paid as a dividend. Under Section 10(34) of the Indian Income Tax Act, income by way of dividends referred to in Section 115-O received on our shares is exempt from income tax in the hands of shareholders. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs and to ADS holders in respect of the ADSs and dividends distributed to the holders of the equity shares following conversion of the ADSs would not be taxable in the hands of holders.

This exemption on taxation of dividend under section 10(34) is now subject to provisions of section 115BBDA. Section 115BBDA applies to a resident specified assessee i.e., persons other than domestic companies, fund/university/trust/institution/other entities referred to clauses (iv), (v), (vi) and (via) under section 10(23C) and a trust or institution registered under section 12A or section 12AA. The section provides that where income of the resident specified assessee includes any income in aggregate exceeding rupees ten lakhs, income-tax shall be payable on such dividend which is in excess of rupees ten lakhs.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares for the purposes of this section, (“Rights”) made with respect to ADSs or equity shares should not be subject to Indian tax provided that there is no disproportionate or non-uniform allotment.

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

Sale of Equity Shares Received Upon Conversion of ADSs

Finance Act, 2018 has withdrawn the exemption granted to gains arising on account of transfer of a long-term capital asset being an equity shares listed on a recognized stock exchange. To tax such gains, new section 112A has been inserted under the Act. However, for the purpose of computing the period of holding of such equity share, provisions of Explanation 1(i)(f) to section 2(42A) provides that the period of holding of the ADSs shall also be considered. If, on the other hand, equity shares received upon conversion of ADSs and the total period of holding is below 12 months from the date of conversion, and the sale is through a recognized stock exchange and STT is paid in respect of such sale, then the gains realized are considered short-term capital gains. Such gains are taxable at the rate of 15.0 percent, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act.

In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, both the buyer and the seller are required to pay STT on the basis of the transaction value of the securities, if the transaction is a delivery based transaction, which means that the transaction involves actual delivery or transfer of shares. The seller of the shares is required to pay applicable STT of the transaction value of the securities if the transaction is a non-delivery based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares, as would be the case with our equity shares.

For the purpose of computing capital gains tax on the sale of the equity shares the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the equity shares on the BSE or the NSE as of the date on which the depositary gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs. A non-resident holder’s holding period (for the purpose of determining the applicable Indian capital gains tax) in respect of equity shares received in exchange for ADSs commences on the date on which a request for redemption of the ADSs was made by the relevant Depositary to its custodian.

The provision of the Double Taxation Avoidance Agreement (the “DTAA”) entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor [section 90(2)]. The India-United States income tax treaty does not limit India’s ability to tax capital gains. However, section 90(2A) has made the beneficial provision clause provided under section 90(2) is now subject to the provisions of General Anti-Avoidance Rules under Chapter X-A.

Tax on Buy-back of Shares

Finance (No. 2) Bill, 2019 has proposed to amend section 115QA of the Act. The effect of this amendment would mean that a company listed on the stock exchange would have to pay the additional income tax on distributed income on the buyback of shares. Distributed income has been defined under the Act as the difference between the money received by the shareholder on buyback and the issue price of the shares which the Company would have received at the time of issuance of the shares.

Tax Deduction at Source

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act. However, as per the provisions of Section 195 of the Indian Income Tax Act, any income other than income from salaries or other specific sections provided for the purpose of withholding tax or the provisions of the DTAA subject to Chapter X-A of the Act, (whichever is more beneficial to the assessee, unless a lower withholding tax certificate) is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India as per section 90(4) of the Indian Income Tax Act, and such other documents as may be prescribed as per the provision of section 90(5) of the Indian Income Tax Act, to get the benefit of the applicable DTAA. The withholding tax rates are subject to the recipients of income furnishing details, as may be prescribed, to the payer. Failure to provide such details will result in the applicable withholding tax rate being the higher of the rates in force or 20.0 percent, in accordance with section 206AA of the Indian Income Tax Act.

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

Generally, the transfer of ordinary shares in physical form would be subject to Indian stamp duty at the applicable rate of the market value of the ordinary shares on the trade date, and such stamp duty customarily is borne by the transferee, i.e., the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the depositary in exchange for ADSs representing such equity shares will not render an investor liable for Indian stamp duty. We will be required to pay stamp duty at the applicable rate on the share certificate. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares, which may be delivered in physical form) there would be no stamp duty payable in India on transfer.

Other Taxes

At present, there is no wealth tax, gift tax or inheritance tax which may apply to the ADSs or the underlying shares.

Material United States Federal Income Tax Consequences

The following summary describes certain material United States federal income tax consequences relating to an investment in our ADSs or equity shares as of the date hereof. This summary is based on the Internal Revenue Code, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as of the date hereof and all of which are subject to prospective and retroactive rulings and changes.

This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor, and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to investors who own ADSs or equity shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code, and does not address the tax consequences that may be relevant to investors in special tax situations, including, for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark-to-market;

•	banks or certain other financial institutions;

•	United States investors whose functional currency is not the United States dollar;

•	certain former citizens or residents of the United States subject to Section 877 of the Internal Revenue Code;

•	investors that hold our ADSs or equity shares as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly or constructively 10.0 percent or more of our total combined voting stock.

Further, this summary does not address the alternative minimum tax consequences of an investment in ADSs or equity shares, or the indirect consequences to owners of equity or partnership interests in entities that own our ADSs or equity shares. In addition, this summary does not address the United States federal estate or gift, state, local and foreign tax consequences of an investment in our ADSs or equity shares.

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

•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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

Distributions on ADSs or Equity Shares

The gross amount of cash distributions made by us to a U.S. Holder with respect to ADSs or equity shares generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Indian companies distributing dividends are subject to a dividend distribution tax and such dividend distributions are not taxable in the hands of the recipient. See “Indian Taxation of the ADSs—Taxation of Distributions”. Indian dividend distribution tax, therefore, should not be treated as part of the gross amount of the dividend received by the U.S. Holder and should not be eligible for a credit or deduction against a U.S. Holder’s United States federal income taxes as the dividend distribution tax is imposed on the company making the distribution and not the U.S. Holder. Dividends paid on the ADSs or equity shares will generally be treated as “passive category” foreign source income, which may be relevant to certain United States Holders in computing their foreign tax credit limitations.

Subject to the discussion above regarding “pre-release”, if dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our ADSs or equity shares will generally pay tax on such dividends at a reduced rate, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a PFIC in the taxable year in which we pay the dividends or in the preceding taxable year, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so we expect all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the ADSs or equity shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the ADSs or equity shares for more than one year. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as dividend income. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

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

Sale or Exchange of ADSs or Equity Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the United States dollar value of the amount received and the U.S. Holder’s tax basis (determined in United States dollars) in the ADSs or equity shares. Any gain or loss will be long-term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year and will generally be United States source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Indian Taxation of the ADSs—Taxation of Capital Gains in Relation to ADSs”, you may be subject to Indian tax upon the disposition of ADSs or equity shares. In such circumstances and subject to applicable limitations a U.S. Holder entitled to the benefits of the India-United States income tax treaty may be able to credit the Indian tax against the U.S. Holder’s United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Medicare Tax

Certain U.S. Holders who are individuals, estates, or trusts are required to pay a 3.8 percent Medicare surtax on all or part of that holder’s “net investment income”, which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs or equity shares, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the ADSs or equity shares.

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

Taxation of Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of our ADSs or equity shares that is neither a U.S. Holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes. If a partnership holds our ADSs or equity shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners in partnerships holding our ADSs or equity shares should consult their own tax advisors.

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

In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30.0 percent (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on ADSs or equity shares, and payments of the proceeds of a sale, exchange or other taxable disposition of ADSs or equity shares, paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28.0 percent unless the U.S. Holder:

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

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30.0 percent withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.

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

Entry of New Banks in the Private Sector

In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: (i) promoters eligible to apply for banking licenses; (ii) corporate structure; (iii) minimum voting equity capital requirements for new banks; (iv) regulatory framework; (v) foreign shareholding cap; (vi) corporate governance; (vii) prudential norms; (viii) exposure norms; and (ix) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company (“NOFHC”), subject to compliance with certain specified criteria. Such a NOFHC is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, two banks, namely IDFC Bank and Bandhan Bank, commenced banking operations in fiscal 2016.

In November 2014, RBI released guidelines on licensing of payments banks and small finance banks in the private sector. The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labor workforce, low income households, small businesses, other unorganized sector entities and other users. Payments banks are allowed to accept deposits of up to Rs. 100,000. However, they are not allowed to undertake lending activities or issue credit cards. The foreign shareholding in payments banks would be as per the Foreign Direct Investment (“FDI”) policy for private sector banks, as amended from time to time. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payments banks. In September 2015, the RBI also granted “in-principle” approval to ten applicants to setup small finance banks. All 10 applicants have received their final license. In August 2016, the RBI released the guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities.

In May 2016, the RBI also issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)

In the case of individuals and non-financial entities (other than promoters/promoter group), 10.0 percent of the paid up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter/promoter group shareholding shall be as prescribed under the February 2013 guidelines, i.e., 15.0 percent.

(ii)	In the case of entities from the financial sector, other than regulated or diversified or listed, 15.0 percent of the paid-up capital.

(iii)

In the case of “regulated, well diversified, listed entities from the financial sector” shareholding by supranational institutions, public sector undertaking or government, up to 40.0 percent of the paid-up capital is permitted for both promoters/promoter group and non-promoters.

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

Regulations Relating to the Opening of Banking Outlets

Section 23 of the Banking Regulation Act provides that banks must obtain the prior permission of the RBI to open new banking outlets. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issues instructions and guidelines to banks on branch authorization from time to time. Centers are categorized as Tier 1 to Tier 6 based on population (as per the 2011 census) and classified in the following manner:

•	Tier 1—100,000 and above;

•	Tier 2—50,000 to 99,999;

•	Tier 3—20,000 to 49,999;

•	Tier 4—10,000 to 19,999;

•	Tier 5—5,000 to 9,999; and

•	Tier 6—Less than 5,000.

The RBI, with effect from September 19, 2013, granted general permission to domestic scheduled commercial banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions such as (i) at least 25 percent of the total number of banking outlets opened during the fiscal year must be opened in unbanked rural (Tier 5 and Tier 6) centers, which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions; and (ii) the total number of banking outlets opened in Tier 1 centers during a fiscal cannot exceed the total number of banking outlets opened in Tier 2 to Tier 6 centers and all centers in the north eastern states of India and the state of Sikkim. The RBI also permitted banks to open banking outlets in Tier 1 centers over and above the number permitted in accordance with the paragraph above, as an incentive for opening more banking outlets in underbanked districts of underbanked States, subject to specified conditions.

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

In May 2017, the RBI has further liberalized the branch authorization policy. Some of the key changes made pursuant to the revised guidelines are as follows:

•

The concept of “branch” has been replaced by “banking outlets”. A banking outlet for a domestic scheduled commercial bank has been defined as a fixed point service delivery unit, manned by either bank’s staff or its business correspondent where services of acceptance of deposits, encashment of checks/cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week.

•

At least 25.0 percent of the total number of “banking outlets” opened during a financial year must be opened in unbanked rural centers (Tier 5 and Tier 6). The definition of unbanked rural centers has been modified to mean a rural (Tier 5 and 6) center that does not have a CBS enabled banking outlet of a scheduled commercial bank.

•	The restriction on the number of banking outlets that may be opened in Tier 1 centers has been removed.

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

Under these guidelines, we were required to maintain a minimum ratio of capital to risk-adjusted assets and off-balance sheet items of 9 percent, at least 6 percent of which must be Tier I capital. Until March 31, 2013, we were also required to ensure that our Basel II minimum capital requirement continued to be higher than the prudential floor of 80 percent of the minimum capital requirement computed as per the Basel I framework for credit and market risks. In May 2013, the RBI withdrew the requirement of parallel run and prudential floor for implementation of Basel II vis-à-vis Basel I.

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

Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I (“AT-I”) and Tier II capital. Tier I capital, comprised of, among others, CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of paid-up equity capital and reserves consisting of any statutory reserves, free reserves and capital reserves. By its circular dated March 2016, the RBI has allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25.0 percent, subject to certain conditions. Further, the RBI has permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the CET-I capital up to 10.0 percent of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.

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

Tier II capital consists of revaluation reserves at a discount of 55.0 percent, general provisions and loss reserves (allowed up to a maximum of 1.25 percent of the total credit risk weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares/redeemable cumulative preference shares and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum five years and should not contain clauses that permit step-ups or other incentives to redeem). In its circular dated March 1, 2016, the RBI has stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as CET-I capital. As of January 1, 2013, capital instruments which are not Basel III compliant (such as capital debt instruments with step-ups) are being phased-out in a gradual manner (at a rate of 10.0 percent per year).

Risk adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk weighted assets of credit risk, market risk and operational risk.

In respect of credit risk, the risk adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance sheet items. Standby letters of credit and general guarantees are treated similar to funded exposures and are subject to a 100.0 percent credit conversion factor. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0 percent while that for short-term self-liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20.0 percent. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0 percent or 50.0 percent, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.

The RBI has prescribed a matrix of risk weights varying from 35.0 percent to 75.0 percent (since revised to a maximum of 50.0 percent for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value ratios. Consumer credit and advances that are included in our capital market exposure carry a risk weight of 125.0 percent or higher corresponding to the rating of the exposure. Exposure to venture capital funds are risk weighted at 150.0 percent. Other loans/credit exposures are risk-weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures.

The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The BCBS has set this percentage at 15.0 percent which has been followed by the RBI.

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

The Basel III capital regulations require a bank to maintain a minimum CET-I capital ratio of 5.5 percent, a minimum Tier I capital ratio of 7.0 percent and a capital conservation buffer of 2.5 percent of its risk weighted assets with the minimum overall capital adequacy ratio of 9.0 percent of its risk weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013, and the guidelines were to be fully phased-in and implemented as of March 31, 2019. In January 2019, RBI has decided to defer the implementation of the last tranche of capital conservation buffer from March 31, 2019 to March 31, 2020. In September 2014, the RBI reviewed its guidelines on Basel III capital regulations with a view to facilitate issuance of non-equity regulatory capital instruments by banks under Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.

Domestic Systemically Important Banks

In July 2014, the RBI released a framework for dealing with domestic systemically important banks (“D-SIBs”). The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs every year in August. Banks identified as systemically important based on their size, inter-connectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional CET-I capital ranging from 0.2 percent to 0.8 percent of risk-weighted assets (“RWAs”). D-SIBs may implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank has been classified as a domestic systemically important bank by RBI during fiscal 2018. The higher capital requirements under the bucketing structure, as provided in the D-SIB Framework, in the form of additional CET-I, shall be phased-in from April 1, 2018, and will become fully effective from April 1, 2019.

Countercyclical Capital Buffer

In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0.0 to 2.5 percent of total risk weighted assets of the banks; (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period; and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. In its first bi-monthly monetary policy statement for fiscal 2017, the RBI stated that, following the review and empirical testing of CCCB indicators, it was not necessary to activate the CCCB regime at that point in time. There has been no additional guidance as to when the RBI expects to announce the implementation of the CCCB regime.

Loan Loss Provisions and Non-Performing Assets

The RBI has issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with U.S. GAAP, loan loss provision is made in accordance with ASC 310 and ASC 450 and as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under note 2i, “Allowance for credit losses”, to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.

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

“Out-of-Order” Status

An account should be treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days. In circumstances where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, but (i) there are no credits continuously for a period of 90 days as of the date of the balance sheet of the Bank; or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts should be treated as “out-of-order”.

Asset Classification

Banks are required to classify NPAs into the following three categories based on the period for which the asset has remained non-performing and the realizability of the dues:

Sub-standard Assets: Assets that are non-performing for a period less than or equal to 12 months. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and is characterized by the distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.

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

There are separate asset classification guidelines that will apply to projects under implementation before the commencement of their commercial operation.

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

The following categories of advances are not eligible for being classification as a standard asset upon restructuring: (a) consumer and personal advances; (b) advances classified as capital market exposures; and (c) advances classified as commercial real estate exposures.

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

In May 2013, the RBI issued additional guidelines in relation to restructured assets wherein such regulatory forbearance regarding asset classification on restructured accounts will be withdrawn for all restructurings with effect from April 1, 2015, with the exception of provisions related to changes in “Date of Commencement of Commercial Operations” (“DCCO”) in respect of infrastructure as well as non-infrastructure project loans. This implies that a standard account would immediately be classified as a sub-standard account upon restructuring. These guidelines are also applicable to non-performing assets, which, upon restructuring, would continue to have the same asset classification as prior to the restructuring and may be classified into lower categories in accordance with applicable asset classification norms based on the pre-restructuring repayment schedule. However, the standard asset classification may be retained, subject to specified conditions, in respect of certain loans granted for infrastructure projects given the importance of the infrastructure sector in national growth and development and the uncertainty involved in obtaining approvals from various authorities.

Resolution of Stressed Assets

In June 2019, the RBI issued the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. These directions replace the erstwhile framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, the joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets).

As set out in the circular, lenders must recognize developing stress in loan accounts, immediately on default. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to implement the resolution plan before default occurs. If a default occurs, lenders have a review period of 30 days within which their resolution strategy must be decided. The RBI directions provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 20 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If implementation of the resolution plan is delayed, lenders are required to make an additional provision of 20.0 percent of the total outstanding in addition to any provisions already made and those provisions required to be made as per the asset classification status of the borrower, subject to a total provision of 100.0 percent of the total amount outstanding. Lenders are required to make appropriate disclosures of implemented resolution plans in their financial statements under “Notes on Accounts”.

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

Provisioning and Write-Offs

Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:

Standard Assets

Banks are required to make general provisions for standard assets for the funded outstanding on a global portfolio basis. The provisioning requirement for housing loans at teaser rates is 2.0 percent and will reduce to 0.40 percent after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard. In November 2012, the RBI increased the provisioning requirement for restructured standard assets from 2.0 percent to 2.75 percent. In May 2013, the RBI increased the provisioning requirement for all types of accounts restructured to 5.0 percent with effect from June 1, 2013. For the stock of restructured standard accounts as of May 31, 2013, this increase was required to be implemented in a phased manner by March 31, 2016. The provisioning requirements for other loans range from 0.25 percent to 1.0 percent on the outstanding loans based on the type of exposure. Derivative exposures, such as credit exposures computed as per the current marked to market value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold are subject to the same provisioning requirement applicable to the loan assets in the standard category of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.

In February 2014, the RBI directed banks to form a JLF if the aggregate exposure of both fund-based and non-fund based facilities taken together of lenders in an account is Rs. 1,000 million and above and the account is reported by any of the lenders to CRILC as special mention account-2 (“SMA-2”). If the lenders fail to convene the JLF or fail to agree upon a common CAP within the stipulated time frame, the account will be subjected to accelerated provisioning of 5.0 percent if the account is classified as a standard asset in the accounts of the lenders. In October 2014, the RBI decided that accelerated provisioning will be applicable only to the lead Bank having responsibility to convene the JLF and not to all the lenders in the consortium or multiple banking arrangements. In case the lead Bank fails to convene the JLF, the Bank with the second-largest aggregate exposure shall convene the JLF.

The RBI has also introduced incremental provisioning requirements with effect from April 1, 2014, for banks’ exposures to entities with unhedged foreign currency exposure. Banks are required to collect specific information from its customers and assess the extent to which a customer is exposed to unhedged foreign currency on account of volatility in the exchange rate of the rupee vis-à-vis foreign currencies and calculate the incremental provisions based on the methodology prescribed by the RBI.

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

Sub-Standard Assets

A general provision of 15.0 percent on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India guarantee cover and securities available. The unsecured exposures which are identified as sub-standard are subject to an additional provision of 10.0 percent, i.e., a total of 25.0 percent on the outstanding balance. However, unsecured loans classified as sub-standard in relation to infrastructure lending, where certain safeguards such as escrow accounts are available, are subject to an additional provision of only 5.0 percent (i.e., a total of 20.0 percent on the outstanding balance).

Unsecured exposure is defined as an exposure where the realizable value of security, as assessed by the Bank, approved valuers or the RBI’s inspecting officers, is not more than 10 percent, ab initio, of the outstanding exposure. Exposure includes all funded and non-funded exposures (including underwriting and similar commitments). Security means tangible security properly discharged to the Bank and will not include intangible securities such as guarantees and comfort letters.

Doubtful Assets

A 100.0 percent provision is made against the unsecured portion of the doubtful asset. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 25.0 percent to 100.0 percent provision is required to be made against the secured asset as follows:

•	Up to one year: 25.0 percent provision.

•	One to three years: 40.0 percent provision.

•	More than three years: 100.0 percent provision.

Loss Assets

The entire asset is required to be written off or 100.0 percent of the outstanding amount is required to be provided for.

Floating Provisions

In June 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. The RBI has permitted banks to utilize a prescribed percentage of the floating provisions held by them for making specific loan loss allowances for impaired accounts under extraordinary circumstances. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25 percent of credit RWAs.

Provisioning Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital), and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70 percent as of September 30, 2010. Under the current regime (i) the PCR of 70.0 percent may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; (ii) the surplus of the provision under PCR over the amount required by the guidelines, would be treated as “countercyclical provisioning buffer”; and (iii) banks may utilize up to a prescribed percentage of the countercyclical provisioning buffer/floating provisions held by them for making specific provisions for NPAs during periods of system wide downturn, as per the policy approved by the bank’s board of directors. The RBI released a discussion paper on dynamic loan loss provisioning framework in March 30, 2012. The framework proposes to replace the existing standards of general provisioning and recommends that banks make provisions on their loan book based on historical loss experience for different asset classes. Banks can draw down from dynamic provisions during periods of downturn. The RBI has advised that the dynamic provision framework is expected to be in place with improvement in the system.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has also issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a Bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. A Bank could also sell a standard asset only if (i) the asset is under consortium or multiple banking arrangement; (ii) at least 75.0 percent by value of the of the asset is classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0 percent by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale of the asset to a securitization company or a reconstruction company. The banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0 percent, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

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

Guidelines on Sale of Standard Assets

The RBI first issued guidelines for the securitization of standard assets in February 2006. The guidelines provide that for a transaction to be treated as a securitization, a two-stage process must be followed. In the first stage there must be a sale of a single asset or pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) in return for immediate cash payment and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the asset or pool of assets to third-party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitization structure, the isolation of assets or “true sale” from the seller or originator to the SPV is an essential prerequisite. Also, an arm’s-length relationship must be maintained between the originator, the seller and the SPV.

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

In May 2012, the RBI revised the guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance sheet standard assets except those expressly disallowed in the guidelines are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e., the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas banking outlets of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been established to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines will be assigned very high-risk weights under capital adequacy norms. The guidelines on transfer of assets through securitization and direct assignment of cash flows do not apply to:

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

In the context of granting greater functional autonomy to banks, effective October 18, 1994, the RBI decided to remove restrictions on the lending rates of scheduled commercial banks for credit limits of over Rs. 0.2 million. Banks were given the freedom to fix the lending rates for such credit limits subject to the Benchmark Prime Lending Rate (“BPLR”) and spread guidelines. The BPLR system, however, fell short of its original objective of bringing transparency to lending rates. This was mainly because under the BPLR system, banks could lend below BPLR. Banks consequently were advised by the RBI to switch over to the system of Base Rate with effect from July 1, 2010. The base rate system was aimed at enhancing transparency in lending rates of banks and enabling better assessment of transmission of the monetary policy. The Base Rate included all elements of the lending rates that were common across all categories of borrowers. Banks were allowed to choose any benchmark to arrive at their Base Rate for a specific tenor that could be disclosed. For loans sanctioned up to June 30, 2010, the BPLR was applicable. However, for loans sanctioned up to June 30, 2010, but renewed from July 1, 2010, the Base Rate was applicable.

In December 2015, the RBI issued revised guidelines on computing interest rates on advances based on the marginal cost of funds. The revised guidelines were issued with a view to improving the transmission of policy rates into bank lending rates, improving transparency in the methodology followed by banks for determining interest rates on advances, and ensuring the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The guidelines came into effect from April 1, 2016. Pursuant to the revised guidelines, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016, will be priced with reference to the MCLR. Actual lending rates will be determined by adding the components of spread to the MCLR. Banks will review and publish their MCLR of different maturities every month on a pre-announced date. The guidelines provide that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over three years and loans linked to a market determined external benchmark, are exempt from provisions of MCLR. The existing borrowers will have the option to move to MCLR-linked loan at mutually acceptable terms.

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

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks are required to achieve total priority sector lending equivalent to 40.0 percent of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0 percent of ANBC or CEOBE, whichever is higher. Advances to weaker sections are required to be 10.0 percent of ANBC or CEOBE, whichever is higher. Within the 18.0 percent target for agriculture, a target of 8.0 percent of ANBC or CEOBE, whichever is higher, is prescribed for small and marginal farmers. Banks have also been directed to ensure that their overall direct lending to non-corporate farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year, the current percentage being 11.7 percent). The RBI further reiterated that the banks should continue to undertake all efforts to reach the level of 13.5 percent of direct lending to the beneficiaries who earlier constituted the direct agriculture sector. The target for micro enterprises is set at 7.5 percent.

Loans to individuals up to Rs. 3.5 million in metropolitan centers (with population of 1 million or more) and loans up to Rs. 2.5 million in other centers for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan center and at other centers does not exceed Rs. 4.5 million and Rs. 3.0 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 1.0 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of priority sector are eligible for classification under the priority sector only if certain criteria are fulfilled.

Bank loans up to a limit of Rs. 50 million per borrower for building social infrastructure for activities, namely schools, health care facilities, drinking water facilities and sanitation facilities in certain eligible centers as prescribed by the RBI are treated as priority sector lending. Further, Bank loans up to a limit of Rs. 150 million to borrowers for purposes like solar-based power generators, biomass-based power generators, windmills, micro-hydel plants and for non-conventional energy based public utilities like street lighting systems, and remote village electrification are also treated as priority sector lending. Additionally, in March 2018, the RBI removed the loan limits applicable to MSMEs for classification under the priority sector.

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

Foreign banks having 20 or more banking outlets in India were brought on par with domestic banks for priority sector targets in a phased manner over a maximum period of five years commencing on April 1, 2013, and since have a priority sector lending target of 40.0 percent of ANBC. In March 2018, the RBI directed such banks to achieve a sub-target of 8.0 percent of ANBC or CEOBE, whichever is higher, for banks lending to small and marginal farmers. Further, a sub-target of 7.5 percent of ANBC or CEOBE, whichever is higher, for banks lending to microenterprises has also become applicable for foreign banks with 20 banking outlets or more from March 31, 2018.

Further, foreign banks with less than 20 banking outlets are directed to achieve a total priority sector lending target of 40.0 percent of ANBC or CEOBE, whichever is higher, on par with other banks by fiscal 2020.

In order to enable banks to achieve the priority sector lending target and sub-targets, the RBI, in its circular dated April 7, 2016, has introduced the Priority Sector Lending Certificates (“PSLC”) Scheme. The scheme permits banks to purchase PSLCs in the event of a shortfall from those banks that have achieved a surplus in their priority sector lending targets. There are four kinds of PSLCs:

(i)	PSLC Agriculture: counting for achievement towards the total agriculture lending target;

(ii)	PSLC SF/MF: counting for achievement towards the sub-target for lending to small and marginal farmers;

(iii)	PSLC Micro Enterprises: counting for achievement towards the sub-target for lending to micro enterprises; and

(iv)	PSLC General: counting for achievement towards the overall priority sector target.

Export Credit

The RBI also requires banks to make loans to exporters. We provide export credit for pre-shipment and post-shipment requirements of exporters in rupees as well as foreign currencies. With effect from April 1, 2015, incremental export credit extended by domestic banks over the corresponding date of the preceding year, up to 2.0 percent of ANBC or CEOBE, whichever is higher, subject to a limit of Rs. 25 crore per borrower, to units having turnover of up to Rs.100 crore, shall be classified as priority sector lending. A similar limit is applicable to foreign banks with 20 or more banking outlets in India with effect from April 1, 2017. Until March 31, 2017, foreign banks with 20 or more banking outlets are allowed to count a certain percentage of their export credit limit as priority sector lending. Foreign banks with less than 20 banking outlets are allowed to classify up to 32.0 percent of ANBC or CEOBE, whichever is higher, as priority sector lending. The interest rates applicable for all tenors of rupee-denominated export credit advances are required to be at or above Base Rate. As per RBI directions, the Base Rate system has been replaced by the MCLR and all rupee loans and credit limits sanctioned or renewed with effect from April 1, 2016, are required to be priced with reference to the MCLR. Existing loans and credit limits may remain linked to the Base Rate until repayment or renewal. With effect from May 5, 2012, the RBI has deregulated the interest rates on export credit in foreign currencies and has permitted banks to determine their own interest rates in respect thereof.

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

The RBI limits exposure to individual borrowers to not more than 15.0 percent of the capital funds of a Bank and limits exposure to a borrower group to not more than 40.0 percent of the capital funds of a bank. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards and as per the published accounts as of March 31 of the previous year. The infusion of Tier I or Tier II capital, either through domestic or overseas issuances, after the published balance sheet date is also eligible for inclusion in the capital funds for determining the exposure ceiling. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0 percent of capital funds is allowed in respect of individual borrowers and up to 10.0 percent in respect of group borrowers. Banks may, in exceptional circumstances and with the approval of their boards, consider increasing their exposure to an individual borrower or a borrower group by a further 5.0 percent of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0 percent of capital funds in respect of a bank’s exposure to oil companies to which specified oil bonds have been issued by the Government of India. Banks need to make appropriate disclosures in their annual financial statements in respect of exposures where they have exceeded the prudential exposure limits during the year.

Exposures (both lending and investment, including off balance sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (AFC), or NBFC-Infrastructure Finance Company (IFC) should not exceed 10.0 percent, 15.0 percent and 15.0 percent, respectively, of a bank’s capital funds. A Bank may, however, assume exposures on a single NBFC, NBFC-AFC, or NBFC-IFC up to 15.0 percent, 20.0 percent and 20.0 percent, respectively, of its capital funds, provided the exposure in excess of 10.0 percent, 15.0 percent and 15.0 percent (referred to above) is on account of funds that the NBFC, NBFC-AFC, or NBFC-IFC has lent out to the infrastructure sector. Further, all banks may consider fixing internal limits for their aggregate exposure to all NBFCs combined.

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

In August 2016, the RBI has issued a circular imposing certain restrictions on lending by banks to large borrowers. The circular aims to mitigate the risk posed to the banking system by large loans to single corporate borrowers, and also encourage large corporates with borrowings from the banking system above a cut-off level to tap the market for their working capital and term loan needs. As per the circular, which is effective April 1, 2017, banks are required to keep exposures to specified borrowers within a normally permitted lending limit (“NPLL”) specified in the circular from the fiscal succeeding that in which the borrower is identified as a specified borrower. For incremental exposures in excess of the NPLL, banks are required to maintain an additional provision of 3.0 percent on such excess. Additional risk weight of 75.0 percent over and above the applicable risk weight for the exposure to the specified borrower is also required to be maintained by the Bank in case of any incremental exposure. The guidelines define “specified borrowers” as having an aggregate fund based credit limit (as described in the circular) of over Rs. 250 billion at any time during fiscal 2018; Rs. 150 billion at any time during fiscal 2019; and Rs. 100 billion at any time from April 1, 2019, onwards.

In December 2018, the RBI issued guidelines in relation to bank credit to large borrowers. The guidelines state that borrowers having a fund-based working capital limit of Rs. 1,500 million and above from the banking system, will need to have a loan component of at least 40.0 percent. Accordingly, for such borrowers drawings up to 40.0 percent of the total fund-based working capital limits shall only be allowed from the loan component, and drawings in excess of this may be allowed as cash credit facility. These guidelines will become effective from April 1, 2019, and with effect from July 1, 2019, the mandatory loan component will be revised to 60.0 percent.

Large Exposures Framework

In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian Banks with BCBS standards. The guidelines have come into effect from April 1, 2019, except for certain provisions which will become effective from April 1, 2020. The framework defines “large exposures” and governs banks’ exposures to counterparties. The framework prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25.0 percent of the bank’s available eligible capital base. Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI is required to be considered as eligible capital base for this purpose.

Regulations Relating to Capital Market Exposure Limits

The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.

The aggregate exposure that a bank has to the capital markets in all forms (both fund and non-fund based) must not exceed 40 percent of its net worth (both for the stand-alone and the consolidated bank) as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to VCFs must not exceed 20 percent of its net worth (both for the stand-alone and the consolidated Bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

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

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to companies against the security of shares/bonds/debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•	underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds;

•	financing to stockbrokers for margin trading;

•	all exposure to venture capital funds (both registered and unregistered); and

•	irrevocable payment commitments issued by custodian banks in favor of stock exchanges.

Regulations Relating to Other Loan Exposures

The RBI requires banks to have put in place a policy for exposure to real estate with the approval of their boards. The policy is required to include exposure limits, collateral to be considered, collateral cover and margins and credit authorization. The RBI has also permitted banks to extend financial assistance to Indian companies for the acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investments. Banks are not, however, permitted to provide companies “acquisition finance” to acquire companies in India.

Limits on Intra-group Transactions and Exposures

In February 2014, the RBI issued guidelines on the management of intra-group transactions and exposures which have been in effect since October 1, 2014. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (“ITEs”) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s-length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Effective October 2014, a bank’s exposure to a non-financial or unregulated financial services entity in its group will be capped at 5.0 percent of its paid-in capital and reserves and its exposure to a regulated financial services company in its group will be capped at 10.0 percent of its paid-in capital and reserves. In the event a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, that bank was required to bring the exposure within the limits by no later than March 31, 2016. Any exposure beyond the permissible limits subsequent to March 31, 2016, is deducted from CET-I capital of the bank.

Regulation Relating to Country Risk Management

The RBI has issued detailed guidelines on country risk management that cover banks’ exposure to those countries to which they have a net funded exposure of 1.0 percent or more of their total assets and no provision is maintained on such country exposure. The countries are categorized into seven risk categories, namely: insignificant, low, moderate, high, very high, restricted and off-credit. Required provisioning is based on exposures exceeding 180 days on a graded scale ranging from 0.25 percent to 100.0 percent. Banks may maintain a lower level of provisioning of 25.0 percent of the requirement in respect of exposures with a contractual maturity of less than 180 days.

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0 percent of its net worth as of March 31 of the previous year. A bank’s aggregate investment in subordinated bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted to up to 10.0 percent of the investing bank’s capital funds (Tier I plus Tier II capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status are either risk weighted or deducted from the investee bank’s capital, for capital adequacy purposes, depending upon the extent of investment as prescribed by the RBI under the Basel III capital regulations.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and, in particular, the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0 percent of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0 percent by an additional 10.0 percent, provided further that the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies or reconstruction companies set up under the SARFAESI Act and registered with the RBI. Investments in security receipts issued by securitization companies or reconstruction companies registered with the RBI, investments in asset-backed securities and mortgage-backed securities, that are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity. Banks are not permitted to invest in unrated non-SLR securities, except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10.0 percent for unlisted non-SLR securities.

The total investment by banks in liquid/short-term debt schemes (by whatever name called) of mutual funds with a weighted average maturity of the portfolio of not more than one year, will be subject to a prudential cap of 10.0 percent of their net worth as on March 31 of the previous year. The weighted average maturity would be calculated as average of the remaining period of maturity of securities weighted by the sums invested.

Non-Performing Investments

The RBI has defined non-performing investments as those where principal or interest is unpaid for more than 90 days including preference shares where a fixed dividend is not paid or declared. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested will also render those equity shares non-performing investments. If any credit facility availed of by the issuer is an NPA in the books of the Bank, investment in any of the securities issued by the same issuer would also be treated as a Non-Performing Investment (“NPI”) and vice versa. However, if only preference shares have been classified as an NPI, the investment in any of the other performing securities issued by the same issuer may not be classified as an NPI and any performing credit given to that borrower need not be treated as an NPA.

Restrictions on Investments in a Single Company

In terms of Section 19(2) of the Banking Regulation Act, no banking company may hold shares in any company except as provided in sub-section (1) of that Act, whether as pledgee, mortgagee or absolute owner of an amount exceeding 30.0 percent of the paid-up share capital of that company or 30.0 percent of its own paid-up share capital and reserves, whichever is lower. Further, in terms of Section 19(3) of the Banking Regulation Act, banks must not hold shares, whether as pledgee, mortgagee or absolute owner, in any company in the management of which the managing director, any other director or manager of the Bank is in any manner concerned or interested.

Limit on Transactions through Individual Brokers

Guidelines issued by the RBI require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The RBI specifies that not more than 5.0 percent of the total transactions through empanelled brokers can be transacted through one broker during a year. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should be informed on a half-yearly basis of such occurrences. These guidelines are not applicable to banks’ dealings through Primary Dealers.

Repo Directions

In July 2018, the RBI has issued the Repurchase Transactions (Repo) (Reserve Bank) Directions, 2018. These directions are applicable to repurchase transactions (Repo), excluding repo/reverse repo transactions under Liquidity Adjustment Facility and Marginal Standing Facility. The directions also cover repo contracts where a third entity (known as Tri-Party Agent) acts as an intermediary between two parties to the repo to facilitate services like collateral selection and payment and settlement.

Valuation of Investments

The RBI has issued guidelines for the categorization and valuation of banks’ investments. The salient features of the guidelines are given below.

•

Banks are required to classify their entire portfolio of approved securities under three categories: “held for trading”, “available for sale” and “held to maturity” banks must decide the category of investment at the time of acquisition.

•

Held to maturity (“HTM”) investments compulsorily include: (i) recapitalization bonds received from the Government; (ii) investments in subsidiaries and joint ventures; and (iii) investment in the long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of these bonds must be of seven years at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25 percent of total investments. Banks are permitted to exceed the limit of 25 percent of investments for the held to maturity category provided the excess is comprised only of investments eligible for statutory liquidity ratio and the aggregate of such investments in the held to maturity category does not exceed a specified percentage of the prescribed demand and time liabilities.

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

The one-time transfer of securities to/from HTM category with the approval of board of directors is permitted to be undertaken by banks at the beginning of the accounting year. Additionally, in order to enable banks to shift their excess SLR securities and direct sale from the HTM category to AFS/HFT for the purposes of complying with the existing SLR requirements, the RBI by way of a circular dated October 4, 2017, permitted such shifting as per specified timelines in addition to the shifting permitted at the beginning of the accounting year. Furthermore, such additional shifting of securities explicitly permitted by the RBI from time to time, direct sales from HTM for bringing down SLR holdings in HTM category, sales to the RBI under pre-announced OMO auctions and repurchase of Government securities by the Government of India from banks will be excluded from the 5.0 percent cap prescribed for value of sales and transfers of securities to/from HTM category under paragraph 2.3(ii) of the master circular on “Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks”.

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

Previously, banks were required to pay interest of 4.0 percent per annum on domestic savings deposits, rupee-denominated NRE Accounts Scheme and NRO Scheme savings deposits. In respect of savings and time deposits accepted from employees, banks are permitted to pay an additional interest of 1.0 percent over the interest payable on deposits from the public.

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

In April 2015, the RBI has permitted banks to offer differential interest rates based on whether the term deposits are with or without premature withdrawal facility, subject to the following guidelines:

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

•	Banks should disclose in advance the schedule of interest rates payable on deposits i.e., all deposits mobilized by banks should be strictly in conformity with the published schedule.

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

On July 6, 2017, the RBI released guidelines titled “Customer Protection – Limiting Liability of Customers in Unauthorised Electronic Banking Transactions”, for customer protection by limiting the liability of customers in unauthorized electronic banking transactions. Under these guidelines, banks have been directed to (i) put in place appropriate internal control systems and procedures to ensure safety and security of electronic banking transactions carried out by customers; and (ii) facilitate ease of reporting and monitoring of unauthorized transactions by customers to banks. Further, indicators have been identified by the RBI to banks on situations where liability may or may not be accorded to the customers in case of unauthorized transactions, and the limits on and timelines for such liability of customers for third-party breaches. On January 4, 2019, these guidelines have been extended to apply to non-bank prepaid payment instruments issuers.

FCNR (B) Deposits

The RBI has granted general permission to non-resident Indians and Persons of Indian Origin (“PIOs”) to open Foreign Currency Non-resident (Bank) (“FCNR(B)”) accounts with authorized Indian banks. These FCNR(B) accounts can be funded by: (i) interest accruing on the account; (ii) interest on investment; (iii) maturity proceeds if such investments were made from the relevant FCNR(B) account; (iv) transferring funds from other NRE/FCNR(B) accounts; or (v) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities, subject to certain terms and conditions.

As an accelerated measure to increase foreign currency flows into the country, the RBI had, in September 2013, introduced a United States dollar-rupee swap window for fresh FCNR(B) dollar funds, mobilized for a minimum tenor of three years and more. Under the swap arrangement, a bank could sell United States dollars in multiples of US$ 1 million to RBI and simultaneously agree to buy the same amount of United States dollars at the end of the swap period. The swap was undertaken at a fixed rate of 3.5 percent per annum. The swap window was open till November 30, 2013.

In August 2013, the RBI exempted the FCNR(B)/NRE deposits raised by banks during a specified period having maturity of three years and above from maintenance of CRR and SLR. The RBI also permitted exclusion of loans made in India against these FCNR(B)/NRE deposits from the ANBC computation for priority sector lending targets. The exemption granted on incremental FCNR(B)/NRE deposits from maintenance of CRR/SLR was withdrawn with effect from the fortnight beginning March 8, 2014.

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

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the Know Your Customer Directions, 2016, issued by the RBI, as updated from time to time. Separate guidelines were also issued by the RBI on July 20, 2017, on detection, reporting, monitoring and impounding of counterfeit notes by banks in India.

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

The CRR requirement as of March 31, 2019, was 4.0 percent of the prescribed net demand and time liabilities of the Bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0 percent of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0 percent of the requirement to 95.0 percent. In April 2016, the RBI further reduced this requirement to 90.0 percent, with effect from the fortnight beginning April 16, 2016.

In November 2016, the government of India undertook demonetization of high denomination notes of Rs. 500 and Rs. 1000. On November 26, 2016, on a review of the liquidity conditions after the withdrawal of legal tender status of Rs. 500 and Rs.1000 denominations of bank notes, the RBI directed all scheduled commercial banks to maintain an incremental cash reserve ratio (CRR) of 100.0 percent on the increase in their net demand and time liabilities (NDTL) between September 16, 2016 and November 11, 2016. This requirement was withdrawn by the RBI effective from the fortnight beginning December 10, 2016.

Statutory Liquidity Ratio

In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and is currently 18.75 percent. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.

Revisions in Constitution of Bank Assets

The capital regulations with respect to Liquidity Standards under the Basel III framework (LCR, Liquidity Risk Monitoring Tools and LCR Disclosure Standards) were revised by the RBI by way of a circular dated August 2, 2017, to re-define the “Level 1” of bank assets as comprising of the following:

i.	Cash including cash reserves in excess of required CRR.

ii.	For banks incorporated in India,

•	Reserves held with foreign Central Banks in excess of the reserve requirement, where a foreign sovereign has been assigned a 0 percent risk weight as per rating by an international rating agency.

•

Reserves held with foreign Central Banks in excess of the reserve requirement, to the extent these balances cover the Bank’s stressed net cash outflows in that specific currency, in cases where a foreign sovereign has been assigned a non-0 percent risk weight as per rating by an international rating agency, but a 0 percent risk weight has been assigned at national discretion under Basel II Framework.

iii.	Government securities in excess of the minimum SLR requirement.

iv.	Within the mandatory SLR requirement, Government securities to the extent allowed by the RBI, under Marginal Standing Facility (MSF).

v.	Marketable securities issued or guaranteed by foreign sovereigns satisfying all the following conditions:

(a) assigned a 0 percent risk weight under the Basel II standardized approach for credit risk;

(b) traded in large, deep and active repo or cash markets characterized by a low level of concentration and proven record as a reliable source of liquidity in the markets (repo or sale), even during stressed market conditions; and

(c) not issued by a bank/financial institution/NBFC or any of its affiliated entities.

The LCR requirement has been binding on all banks since January 1, 2015. The current prescribed LCR level since January 1, 2018, is 90.0 percent and will be at the prescribed level of 100.0 percent by January 1, 2019.

Net Stable Funding Ratio

Net stable funding ratio (“NSFR”) is a global regulatory standard under the Basel III framework. The draft guidelines on NSFR were issued by the RBI by its circular dated May 28, 2015. The RBI has published final guidelines on NSFR on May 17, 2018, which will be implemented from April 1, 2020, from which date they will be binding on banks. Until then, banks will have to comply with Basel III on a “best efforts” basis.

Regulations on Asset Liability Management

Since 1999, the RBI has issued several guidelines relating to asset-liability management (“ALM”) in banks in India. The RBI guidelines cover, inter alia, the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for one day, 2-7 days, 8-14 days and 15-28 days set at 5.0 percent, 10.0 percent, 15.0 percent and 20.0 percent, respectively, of the cumulative cash outflows in the respective time buckets in order to recognize the cumulative impact on liquidity. In respect of other time periods, the RBI has directed banks to lay down internal standards in respect of liquidity gaps. In order to recognize the cumulative impact on liquidity, banks are also advised to prepare the statement of structural liquidity on a daily basis and also undertake dynamic liquidity management. Banks are required to submit the liquidity statements periodically to RBI, as specified in these guidelines.

The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate banks in India to evaluate interest rate risk using both methods, i.e., TGA and Duration Gap Analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

Further, RBI guidelines on stress testing issued in 2007 have reinforced stress testing as an integral part of a bank’s risk management process, the results of which are used to evaluate the potential vulnerability to some unlikely but plausible events or movements in financial variables that affect both interest rate risk and liquidity risk in the Bank. In December 2013, the RBI specified the minimum level of stress testing to be carried out by all banks.

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

In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (“LCR”), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the “Basel III: The Liquidity Coverage Ratio” and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets which could be converted into cash to meet its liquidity needs for a 30-calendar day time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100.0 percent is being implemented in a phased manner over a period of four years, with a minimum requirement of 60.0 percent effective January 1, 2015.

Foreign Currency Dealership

The RBI has granted us a full-fledged Authorized Dealers’ License to deal in foreign exchange through our designated banking outlets. Under this license, we have been granted permission to: engage in foreign exchange transactions in all currencies; open and maintain foreign currency accounts abroad; raise foreign currency and rupee-denominated deposits from non-resident Indians; grant foreign currency loans to on-shore and off-shore corporations; open documentary credits; grant import and export loans; handle collection of bills and funds transfer services; issue foreign currency guarantees; and enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents and as permitted under the provisions of the Banking Regulation Act.

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

Simplified hedging facility guidelines were issued by the RBI by way of a circular dated November 9, 2017, to simplify the process for hedging exchange rate risk by reducing documentation requirements, avoiding prescriptive stipulations regarding products, purpose and hedging flexibility, and to encourage a more dynamic and efficient hedging culture. These guidelines stipulate operational mechanism and guidelines for resident and non-resident entities, other than individuals, for hedging exchange rate risk on transactions, contracted or anticipated, with respect to any Over the Counter (“OTC”) derivative or Exchange Traded Currency Derivative (ETCD) permitted under the Foreign Exchange Management Act, 1999 (“FEMA”). Additionally, different facilities have been provided for hedging trade exposures (i.e., currency risks arising out of genuine trade transactions involving exports from and imports to India), invoiced in Indian Rupees in India, by way of the RBI Circular dated October 12, 2017.

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

Setting Up Wholly Owned Subsidiaries by Foreign Banks

In November 2013, the RBI released its framework for establishing wholly owned subsidiaries of foreign banks in India, which aims to tighten regulatory control and encourage foreign banks to convert their existing banking outlets into wholly owned subsidiaries.

Key features of the framework include:

•

requiring certain foreign banks, including banks with complex structures and banks belonging to jurisdictions which: (i) do not have adequate disclosure requirements; or (ii) have legislation which give preferential treatment to deposits of the home country in a winding-up proceeding, to set up a wholly owned subsidiary in order to enter the Indian market;

•	permitting foreign banks that do not fall under the above categories to either set up a branch office or a wholly owned subsidiary;

•	offering near-national treatment to wholly owned subsidiaries of foreign banks, subject to certain conditions;

•

requiring newly incorporated wholly owned subsidiaries to have an initial minimum paid-up voting equity capital of 5 billion rupees. In the case of existing banking outlets of foreign banks that wish to convert into a wholly owned subsidiary, it must have a minimum net worth of 5 billion rupees;

•	requiring at least 50.0 percent of the board of directors of wholly owned subsidiaries to be Indian nationals, non-resident Indians or persons of Indian origin; and

•	mandating that wholly owned subsidiaries comply with the priority sector lending requirements applicable to domestic commercial banks.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross-border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All banks are required to monitor the transactions in all non-resident accounts to prevent money laundering. These transactions are governed by the provisions of the Foreign Exchange Management Act, and the PML Act.

In terms of the guidelines prescribed by the RBI (last updated on November 9, 2017) (the “Inter-Bank Dealings Guidelines”), overseas foreign currency borrowings by a bank in India (including overdraft balances in nostro accounts not adjusted within five days) should not exceed 100.0 percent of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and banking outlets in India from all their banking outlets and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

The following borrowings would continue to be outside the above limit:

1.	overseas borrowing by banks for the purpose of financing export credit subject to certain conditions prescribed by the RBI;

2.	capital funds raised or augmented by the issue of Innovative Perpetual Debt Instruments and Debt Capital Instruments in foreign currency;

3.	subordinated debt placed by head offices of foreign banks with their banking outlets in India as Tier II capital; and

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

The Bank had developed a Cybersecurity Policy and Cybersecurity Framework which is to ensure appropriate cybersecurity practices are followed across the Bank’s information systems. The Cybersecurity Policy is formally approved by the Bank’s Board.

Special Provisions of the Banking Regulation Act

Prohibited Business

Section 6 of the Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0 percent of the profits of each year before any dividend is declared. Banks are required to take prior approval from the RBI before appropriating any amount from the reserve fund or any other free reserves. The Government may, on the recommendation of the RBI, exempt a bank from requirements relating to its reserve fund.

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

Banks that comply with the following prudential requirements are eligible to declare dividends:

•	the capital adequacy ratio must be at least 9.0 percent for the preceding two completed years and the accounting year for which the Bank proposes to declare a dividend;

•

net non-performing assets must be less than 7.0 percent of advances. In the event a bank does not meet the above capital adequacy norm, but has capital adequacy of at least 9.0 percent for the fiscal year for which it proposes to declare a dividend it would be eligible to declare a dividend if its net non-performing asset ratio is less than 5.0 percent;

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

Banks that comply with the above prudential requirements can pay dividends subject to compliance with the following conditions:

•

the dividend payout ratio (calculated as a percentage of “dividends payable in a year” (excluding dividend tax) to “net profit during the year”) should not exceed 40.0 percent. The RBI has prescribed a matrix of criteria linked to the capital adequacy ratio and the net non-performing assets ratio in order to ascertain the maximum permissible range of the dividend payout ratio; and

•

if the financial statements for which the dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted while calculating the dividend payout ratio.

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

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0 percent to 26.0 percent in a phased manner. The RBI has issued the Ownership in Private Sector Banks, Directions, 2016, which state that the voting rights in private sector banks shall be limited to the level notified by the RBI from time to time and that the current ceiling on voting rights is 15.0 percent.

Restriction on Transfer of Shares

RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0 percent or more of its total paid-up capital.

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

The RBI also conducts on-site supervision of selected banking outlets of banks with respect to their general operations and foreign exchange related transactions.

The existing supervisory framework has been modified towards establishing a risk-based supervision framework which envisages continuous monitoring of banks through robust offsite reports to the RBI coupled with need-based on-site inspection. We have been subject to supervision under this framework with effect from fiscal 2014.

Penalties

The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

In March 2013, there were certain allegations published in the media against us and other banks in the private sector. We investigated, as a matter of priority, if any breach of the KYC and AML guidelines specified by the RBI had occurred. The RBI also conducted a scrutiny of our books of accounts, internal control, compliance systems and processes during March and April 2013. The scrutiny did not reveal any incident of money laundering. However, the RBI discovered certain irregularities and violations, namely, non-observance of certain safeguards in respect of arrangement of “at par” payment of checks drawn by cooperative banks, exceptions in periodic review of risk profiling of account holders, non-adherence to KYC rules for walk-in customers (non-customers) including for sale of third-party products, sale of gold coins for cash in excess of Rs. 50,000 and non-submission of proper information required by the RBI. Based on its assessment, the RBI imposed on us a monetary penalty of Rs. 45 million in June 2013, which we paid. A press release dated July 15, 2013, issued by the RBI states that a similar scrutiny was also conducted at the offices of 29 other banks during April 2013. The RBI levied a penalty of Rs. 495.1 million on 22 of these banks and issued cautionary letters to seven banks.

Further, in this regard, the FIU, in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions. We filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. Pursuant to the directions of the appellate tribunal, the Bank created a fixed deposit of Rs. 2.6 million in favor of FIU. In June 2017, the appellate tribunal, dismissed the penalty levied by the FIU and observed that in accordance with the provisions of the section 13(2)(a) of the PMLA, 2002 a warning was required to be given to the Bank, and that the prescribed matter did not fall within section 13(2)(d) of the PMLA, 2002 (pursuant to which a monetary penalty can be imposed on failure to comply with certain obligations under the PMLA, 2002) as mentioned by the FIU. The appellate tribunal further ordered that the fixed deposit created by the Bank as per the interim order of the appellate tribunal be released forthwith. Subsequently, we received a summons on the notice for a hearing from the High Court of Delhi in connection with an appeal filed with them by FIU-IND challenging the order of the Appellate Tribunal. On May 10, 2018, the High Court granted eight weeks’ time to us to furnish our response. The matter was heard on December 6, 2018. Meanwhile, the FDR, in the name of FIU, was renewed for a further period of one year. We filed (i) replies to the Appeal made by FIU and (ii) an application for interim stay on July 11, 2018. The counsel for FIU-IND, however, sought additional time to file its rejoinder. The court accepted this request and now the matter is listed for further proceedings on August 1, 2019.

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

In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI has imposed a penalty of Rs. 20 million on us notified to us through its letter dated July 19, 2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC and AML guidelines in this respect. We have implemented a comprehensive corrective action plan, to strengthen our internal control mechanisms so as to ensure that such incidents do not recur. See “Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm”.

By way of a circular dated October 12, 2017, the RBI specifically levied penal interest for delayed reporting/wrong reporting/non-reporting of currency chest transactions and inclusion of ineligible amounts in currency chest balances. The intention behind the levy of penal interest is to inculcate discipline among banks so as to ensure prompt/correct reporting, and so that pleas by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting does not result in utilization of RBI’s funds or shortfall in the maintenance of CRR or SLR. On similar lines, by way of an additional circular dated October 12, 2017, the RBI revised the scheme of penalties for banking outlets based on performance in rendering customer service to the members of public, to ensure that all banking outlets provide better customer service to members of public with regard to exchange of notes and coins.

In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million on us for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008. In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10 million on us for failing to comply with the KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47A(1)(c) and Section 46(4)(i) of the Banking Regulation Act, 1949. We have since implemented corrective action to strengthen our internal control mechanisms so as to ensure that such incidents do not repeat themselves. See “Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm”.

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn on/in India and the RBI-approved securities, even if the bills and the securities are held outside India) are not less than 75 percent of its demand and time liabilities in India.

Secrecy Obligations

Banks’ obligations relating to maintaining secrecy arise out of regulatory prescription and also common law principles governing the relationship between them and their customers. Banks cannot disclose any information to third parties except under certain limited and clearly defined circumstances as detailed in the guidelines issued by the RBI.

Subsidiaries and Other Investments

Banks require the prior permission of the RBI to incorporate a subsidiary. Banks are required to maintain an “arm’s-length” relationship in respect of their subsidiaries and are prohibited from taking actions such as taking undue advantage in borrowing or lending funds, transferring or selling or buying securities at rates other than market rates, giving special consideration for securities transactions, overindulgence in supporting or financing subsidiaries and financing its clients through them when it itself is not able or not permitted to do so. Banks and their subsidiaries have to observe the prudential standards stipulated by the RBI, from time to time, in respect of their underwriting commitments.

Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0 percent of its paid-up capital and reserves. Investments by banks in companies which are not its subsidiaries and are not financial services companies would be subject to a limit of 10.0 percent of the investee company’s paid up share capital or 10.0 percent of the Bank’s paid up share capital and reserves, whichever is less. Any investment above this limit will be subject to the RBI approval except as provided otherwise. Equity investments in any non-financial services company held by (a) a bank; (b) the bank’s subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and (c) mutual funds managed by Asset Management Companies controlled by the Bank should in the aggregate not exceed 20.0 percent of the investee company’s paid-up share capital. Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities together with equity investments in entities engaged in non-financial services activities should not exceed 20.0 percent of the Bank’s paid-up share capital and reserves.

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

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk-taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines became effective from the fiscal year 2012-2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-by-case basis. In June 2015, the RBI issued guidelines for compensation of non-executive directors of private sector banks. The guidelines required the banks to formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive Chairman) in accordance with the Companies Act, 2013. The policy may provide for payment of compensation in the form of profit related commissions (not exceeding Rs. 1.0 million per annum for each director), sitting fees and reimbursement of expenses for participation in the Board and other meetings.

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

In June 2017, SEBI constituted a committee under the chairmanship of Mr. Uday Kotak (the “Kotak Committee”), to consult on corporate governance. The Kotak Committee recommended amendments to regulations in order to better align Indian corporate governance norms with global best practices. SEBI in its board meeting on March 28, 2018, accepted most of these recommendations.

Foreign Ownership Restriction

Aggregate foreign investment from all sources, in a private sector bank is permitted up to 49.0 percent of the paid up capital under the automatic route. This limit can be increased up to 74.0 percent of the paid up capital with prior approval from the FIPB. Pursuant to a letter dated February 4, 2015, FIPB has approved foreign investment in the Bank up to 74.0 percent of its paid up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. See “Risk Factors – Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital”. On February 16, 2017, the RBI lifted the restriction on the purchase of the equity shares of the Bank by foreign investors, since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. The RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017 that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI has also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2018, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.62 percent of the paid-up capital of the Bank.

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

The aggregate shareholding by foreign private investors/foreign institutional investors under portfolio investment schemes through stock exchanges may not exceed 49.0 percent of our paid-up equity share capital and individual shareholding of an FPI/FII must be below 10.0 percent of our paid-up equity share capital. Further, as per the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0 percent or more of our paid-up capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares. Foreign banks are permitted to have presence in India either by opening banking outlets or through wholly owned subsidiaries but not both.

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

The Insolvency and Bankruptcy Code, 2016

Banks, as creditors, will benefit from the Insolvency and Bankruptcy Code, 2016 (the “Insolvency and Bankruptcy Code”), which came into effect on December 1, 2016. The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amends 11 laws, including the Companies Act, 2013, the SARFAESI Act and the Recovery of Debts Due to Banks and Financial Institutions Act, 1993. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor; or (ii) when the 180-day time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.

On June 13, 2017, the RBI announced the constitution of an Internal Advisory Committee (the “IAC”) to focus on large stressed accounts. The IAC recommended 12 accounts totaling to approximately 25 percent of the current gross NPAs of the banking system for immediate reference under the Insolvency and Bankruptcy Code.

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

Regulations Governing International Banking Outlets and Representative Offices

We have overseas banking outlets in Bahrain, Hong Kong and the Dubai International Financial Centre (“DIFC”). We have one representative office each in Dubai, UAE, Abu Dhabi, UAE and Nairobi, Kenya. Our branch in Bahrain is regulated by the Central Bank of Bahrain, and has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing/administering means of payment. Our branch in Hong Kong is a full service branch and is regulated by the Hong Kong Monetary Authority. The branch is permitted to undertake banking business in that jurisdiction with certain restrictions. In August 2014, we opened a branch in the DIFC to provide financial services covering arrangement of credit or deals in investments, advising on financial products or credit and arranging custodian services. The activities cater to the requirements of non-resident Indians and Indian corporates overseas. The branch is regulated by the Dubai Financial Services Authority.

Our representative offices in Dubai and Abu Dhabi, UAE, are regulated by the Central Bank of UAE and our representative office in Nairobi, Kenya, is regulated by the Central Bank of Kenya.

In June 2017, we opened a branch at the International Financial Service Centre at GIFT City in Gandhinagar, Gujarat, India. This branch is considered a foreign branch by RBI, and offers products such as trade credits, foreign currency term loans (including external commercial borrowings) and derivatives to hedge loans.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0 percent of the foreign exchange received on trade or by current account at a market-determined rate and the remaining 40.0 percent at the official rate. All importers were, however, required to buy foreign exchange at the market rate, except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The Government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, the RBI permits persons resident in India to remit monies outside India for any permissible current or capital account transaction or a combination of both. The limit for such remittances varies: it has been increasing from 2,000 and was US$ 200,000 per financial year, but was reduced to US$ 75,000 in September 2013 for exchange control purposes. As a result of stability in the foreign exchange market, this limit was enhanced to US$ 125,000 in June 2014 and, as of June 2015, has been further increased to US$ 250,000 per person per year.

Restrictions on Sales of the Equity Shares Underlying the ADSs and Repatriation of Sale Proceeds

Under the laws of India, ADSs issued by Indian companies to non-residents are freely transferable outside of India. Similarly, RBI approval is not required for the sale of equity shares underlying ADSs by a non-resident of India to a person resident in India, subject to reporting requirements and the applicable pricing norms if the shares are not sold on a recognized Indian exchange. However, RBI guidelines relating to the acquisition by purchase or otherwise of the shares of a private bank will apply to both resident and non-resident investors where such acquisition results in any person owning or controlling 5.0 percent or more of the paid up capital of the private bank.

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

Unlisted companies (private or public) that were previously prohibited from issuing ADSs on non-Indian stock exchanges if they were not already listed on a stock exchange in India were, in October 2013, granted a general permission to list on non-Indian stock exchanges without having to be listed in India, subject to certain conditions.

In April 2014, the provisions of the Companies Act, 2013 regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M. S. Sahoo Committee, which had drafted a new scheme to regulate ADRs. On October 21, 2014, the Government notified the Depository Receipts Scheme 2014 (“DR Scheme”), which came into force on December 15, 2014. The relevant provisions of the Companies Act, 2013 and the DR Scheme will only apply to depository receipts (including ADSs) issued after April 1, 2014, and the date of the notification of the DR Scheme, respectively.

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

Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government of India has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated every year to include the regulatory changes effected in the interim. The Department of Industrial Policy and Promotion (“DIPP”), Ministry of Commerce and Industry, Government of India makes policy pronouncements on FDI through press notes/press releases which are notified by the RBI as amendments to the FEMA Transfer or Issue of Security Regulations 2017. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions are issued by the RBI vide A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus, consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the circular on Consolidated FDI Policy from time to time.

The present Consolidated FDI Policy subsumes and supersedes all press notes, press releases, clarifications and circulars issued by the DIPP that were in force as of August 27, 2017, and reflects the FDI policy as of August 28, 2017. Certain actions, such as those listed below, require government approval in consultation with the DIPP by way of prior approval from the administrative ministries or departments:

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

•

foreign investments in a non-operating company that does not have any downstream investments for undertaking activities which are under Government route. Further, as and when such a company commences business or makes downstream investment, it will have to comply with the relevant sectoral conditions on entry route, conditionalities and caps;

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

The Government has set up the Foreign Investment Implementation Authority (the “FIIA”), in the Ministry of Commerce and Industry. The FIIA has been mandated to: (i) translate FDI approvals into implementation; (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals; (iii) sort out operational problems; and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a cooperative approach.

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. In relation to foreign investment in private sector banks in India, the guidelines state that the foreign investment limits and sub-limits and also computation of foreign investment in private sector banks shall be as specified in the Consolidated FDI Policy and the Foreign Exchange Management Act, and regulations made in relation thereto, as amended from time to time. As per the Consolidated FDI Policy dated August 28, 2017 issued by the Government of India, the following restrictions are applicable to foreign ownership in the Bank:

•

Foreign investors may own up to 74 percent of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49 percent is permitted under the automatic route and FDI above 49 percent and up to 74 percent requires prior approval of the Competent Authorities. It includes FDI, ADSs, Global Depositary Receipts and investments by foreign portfolio investors (“FPIs”) under the foreign portfolio investment scheme and also by non-resident Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74 percent of the paid-up capital of the Bank. At least 26 percent of the paid-up capital would have to be held by Indian residents, except in the case of a wholly-owned subsidiary of a foreign bank.

•

An FII/FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FII/FPI below 10 percent of the capital of the Indian banking company. The aggregate limit for FII/FPI investment is limited to 24 percent of the capital of the Indian banking company. Subject to a resolution of the board of directors, a special resolution of the shareholders and prior notification to the RBI, this limit may be raised to 74 percent of the total paid-up capital of a private sector banking company. No single non-resident Indian may own more than 5 percent of the total paid-up capital of a private sector banking company and the aggregate limit cannot exceed 10 percent of the total paid-up capital. However, non-resident Indians’ holdings can be allowed up to 24 percent of the total paid-up capital, provided the banking company passes a special resolution of the shareholders to that effect and gives prior notification to the RBI. In addition, overseas corporate bodies (i.e., entities in which non-resident Indians hold at least 60 percent) are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. The existing individual and aggregate investment limits for an FII or sub-account (being deemed FPIs) in the Bank is 10.0 percent and 74.0 percent of the total paid-up equity share capital of the Bank, respectively.

FPI Regulations

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 (the “FPI Regulations”) have replaced the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the “FII Regulations”) and the regime for investments by qualified foreign investors (“QFIs”). The FPI Regulations were notified on January 7, 2014, and came into effect on June 1, 2014. In terms of the FPI Regulations, an FII who holds a valid certificate of registration from the SEBI shall be deemed to be a registered FPI until the expiry of the block of three years for which fees have been paid as per the FII Regulations. An FII shall not be eligible to invest as an FII after registering as an FPI under the FPI Regulations.

Further, a QFI could continue to buy, sell or otherwise deal in securities until May 31, 2015, or until the QFI obtained a certificate of registration as FPI, whichever occurred earlier.

The FPI Regulations specify that the shares purchased by a single FPI or an investor group (which means the same set of ultimate beneficial person(s) investing through multiple entities) must be below 10 percent of the issued capital of a company. All existing investments by FIIs/QFIs/sub-accounts are grandfathered, i.e., if an FPI already holds 10.0 percent of the issued capital of a company, it is not required to divest its existing holdings to comply with the stipulation to hold “below 10.0 percent”.

Under the FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (“ODIs”) only if such ODIs are issued (i) to persons that are regulated by an appropriate foreign regulatory authority; and (ii) after compliance with applicable “know your client” norms. However, unregulated broad-based funds, which are classified as Category II FPIs by virtue of their investment manager being appropriately regulated cannot issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Further, no Category III FPI can issue, subscribe to or otherwise deal in ODIs, directly or indirectly. Any ODI issued under the FII Regulations before commencement of the FPI Regulations is deemed to have been issued under the FPI Regulations. The ODIs cannot be issued or transferred to persons who are not eligible to be registered as an FPI under the FPI Regulations. Further, any transfer of an ODI requires prior consent of the FPI which has issued the ODI.

In June 2016, the SEBI directed all the issuers of ODIs to identify and verify the beneficial owners in the subscriber entities who hold in excess of 25 percent, in the case of a company, and 15 percent, in the case of partnership firms, trusts and unincorporated bodies. ODI issuers are also required to identify and verify the person(s) who control the operations when no beneficial owner is identified based on the materiality threshold. Prescribed documents for verification of the ODI subscribers and the beneficial owners are required to be submitted by the ODI issuers, and the ODI issuers are also required to file suspicious transaction reports in relation to the ODIs issued by it, if any, with the Indian Financial Intelligence Unit. The new guidelines came into effect on July 1, 2016.

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

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit. It should be noted that the RBI guidelines relating to the acquisition by purchase or otherwise of shares of a private bank will apply to both resident and non-resident investors where such acquisition results in any person owning or controlling 5.0 percent or more of the paid-up capital of the private bank.

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

ADDITIONAL INFORMATION

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street NE, Washington, DC 20549. The SEC filings are also available to the public from commercial document retrieval services and at the internet website maintained by the SEC at www.sec.gov. The internet website maintained by the Bank is www.hdfcbank.com. No material on the Bank’s website forms any part of, or is incorporated by reference into, this annual report on Form 20-F. References herein to the Bank’s website shall not be deemed to cause such incorporation.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of HDFC Bank Limited (the “Bank”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank’s internal control system was designed to provide reasonable assurance to the Bank’s management, its Audit Committee and Board of Directors regarding the preparation and fair presentation of published financial statements.

There are inherent limitations to the effectiveness of any internal control or system of control, however well-designed, including the possibility of human error and the possible circumvention or overriding of such controls or systems. Moreover, because of changing conditions, the reliability of internal controls may vary over time. As a result, even effective internal controls can provide no more than reasonable assurance with respect to the accuracy and completeness of financial statements and their process of preparation.

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2019. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2019, the Bank’s internal control over financial reporting was effective.

The Bank’s independent public accountant, KPMG, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India

July 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

HDFC Bank Limited

Opinion on Internal Control Over Financial Reporting

We have audited HDFC Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated July 31, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

Mumbai, India

July 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

HDFC Bank Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the Company) as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 31, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

The accompanying consolidated financial statements as of and for the year ended March 31, 2019 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(y) to the consolidated financial statements.

/s/ KPMG

We have served as the Company’s auditor since 2015.

Mumbai, India

July 31, 2019

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2018		March 31, 2019		March 31, 2019
	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	574,151.0	Rs.	734,872.6	US$	10,625.7
Investments held for trading, at fair value		167,513.9		265,516.1		3,839.2
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,354,027.6 and Rs.1,634,673.3 (US$ 23,636.1), as of March 31, 2018 and March 31, 2019, respectively]		2,221,443.3		2,633,348.4		38,076.2
Securities purchased under agreements to resell		650,018.6		76,213.5		1,102.0
Loans [net of allowance of Rs. 112,507.2 and Rs. 148,232.0 (US$ 2,143.4), as of March 31, 2018 and March 31, 2019, respectively]		7,263,671.8		8,963,232.6		129,601.3
Accrued interest receivable		77,894.7		93,031.7		1,345.2
Property and equipment, net		38,968.1		43,187.8		624.5
Intangible assets, net		1.0		—		—
Goodwill		74,937.9		74,937.9		1,083.5
Other assets		298,708.5		395,733.0		5,722.1

Total assets	Rs.	11,367,308.8	Rs.	13,280,073.6	US$	192,019.7

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	6,693,649.3	Rs.	7,804,717.5	US$	112,850.2
Non-interest-bearing deposits		1,190,102.2		1,420,309.4		20,536.6

Total deposits		7,883,751.5		9,225,026.9		133,386.8
Securities sold under repurchase agreements		138,000.0		174,000.0		2,515.9
Short-term borrowings		779,201.7		654,058.0		9,457.2
Accrued interest payable		65,514.4		79,372.5		1,147.7
Long-term debt		932,906.3		1,044,553.0		15,103.4
Accrued expenses and other liabilities		391,441.6		467,438.6		6,758.8

Total liabilities	Rs.	10,190,815.5	Rs.	11,644,449.0	US$	168,369.8

Commitments and contingencies (see note 27)
Shareholders’ equity:
Equity shares: par value—Rs. 2.0 each; authorized 3,250,000,000 shares and 3,250,000,000 shares; issued and outstanding 2,595,090,267 shares and 2,723,306,610 shares, as of March 31, 2018 and March 31, 2019, respectively	Rs.	5,190.2	Rs.	5,446.6	US$	78.8
Additional paid-in capital		476,570.4		739,763.6		10,696.4
Retained earnings		462,876.2		587,235.2		8,491.0
Statutory reserve		233,323.5		288,321.1		4,168.9
Accumulated other comprehensive income (loss)		(3,796.7)		11,808.8		170.7

Total HDFC Bank Limited shareholders’ equity		1,174,163.6		1,632,575.3		23,605.8
Noncontrolling interest in subsidiaries		2,329.7		3,049.3		44.1
Total shareholders’ equity		1,176,493.3		1,635,624.6		23,649.9

Total liabilities and shareholders’ equity	Rs.	11,367,308.8	Rs.	13,280,073.6	US$	192,019.7

Effective April 1, 2018, the Bank adopted ASU 2016-01 retrospectively and accordingly, prior period amounts were reclassified. For additional information, refer to note 2(w)(ii).

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2017		2018		2019		2019
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	552,686.8	Rs.	667,458.7	Rs.	827,683.0	US$	11,967.7
Trading securities		5,041.8		4,049.1		8,892.9		128.6
Available for sale debt securities		154,618.6		158,209.2		190,992.5		2,761.6
Other		13,207.1		13,748.3		14,146.5		204.5

Total interest and dividend revenue		725,554.3		843,465.3		1,041,714.9		15,062.4
Interest expense:
Deposits		308,078.3		326,717.8		410,026.4		5,928.7
Short-term borrowings		21,821.9		26,004.4		39,054.3		564.7
Long-term debt		43,781.1		67,297.5		85,081.1		1,230.2
Other		77.4		295.0		47.5		0.7

Total interest expense		373,758.7		420,314.7		534,209.3		7,724.3

Net interest revenue		351,795.6		423,150.6		507,505.6		7,338.1
Provision for credit losses		37,951.4		59,397.8		72,279.3		1,045.1

Net interest revenue after provision for credit losses		313,844.2		363,752.8		435,226.3		6,293.0

Non-interest revenue, net:
Fees and commissions		94,120.3		120,060.9		134,155.2		1,939.8
Trading securities gain/(loss), net		467.2		(63.4)		1,028.4		14.9
Realized gain/(loss) on sales of available for sale debt securities, net		9,606.2		10,853.2		2,596.0		37.5
Other than temporary impairment losses on available for sale debt securities		(13.4)		(149.1)		(1,081.0)		(15.6)
Foreign exchange transactions		11,282.7		6,209.5		1,917.8		27.7
Derivatives gain/(loss), net		(5,738.5)		6,742.6		12,409.1		179.4
Other, net		601.6		953.3		9,096.7		131.5

Total non-interest revenue, net		110,326.1		144,607.0		160,122.2		2,315.2

Total revenue, net		424,170.3		508,359.8		595,348.5		8,608.2

Non-interest expense:
Salaries and staff benefits		92,663.0		98,483.7		104,652.6		1,513.2
Premises and equipment		28,024.2		29,816.9		29,527.7		426.9
Depreciation and amortization		8,876.9		9,678.9		12,247.8		177.1
Administrative and other		74,637.7		93,272.9		108,960.4		1,575.5
Amortization of intangible assets		3.0		1.0		1.0		—

Total non-interest expense		204,204.8		231,253.4		255,389.5		3,692.7

Income before income tax expense		219,965.5		277,106.4		339,959.0		4,915.5
Income tax expense		79,224.9		98,272.5		119,393.5		1,726.3

Net income before noncontrolling interest	Rs.	140,740.6	Rs.	178,833.9	Rs.	220,565.5	US$	3,189.2
Less: Net income attributable to shareholders of noncontrolling interest		210.8		319		461.7		6.7

Net income attributable to HDFC Bank Limited	Rs.	140,529.8	Rs.	178,514.9	Rs.	220,103.8	US$	3,182.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

	Fiscal years ended March 31,
	2017		2018		2019		2019
	(In millions, except share and per share amounts)
Per share information:
Earnings per equity share—basic	Rs.	55.23	Rs.	69.18	Rs.	82.13	US$	1.19
Earnings per equity share—diluted	Rs.	54.57	Rs.	68.29	Rs.	81.31	US$	1.18
Per ADS information (where 1 ADS represents 3 shares):
Earnings per ADS—basic	Rs.	165.69	Rs.	207.54	Rs.	246.39	US$	3.57
Earnings per ADS—diluted	Rs.	163.71	Rs.	204.87	Rs.	243.93	US$	3.54
Dividends declared per equity share	Rs.	11.0	Rs	13.0	Rs	15.0	US$	0.2

Effective April 1, 2018, the Bank adopted ASU 2017-07 retrospectively and accordingly, prior period amounts were revised. For additional information, refer to note 2(w)(viii) and note 23

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2017		2018		2019		2019
	(In millions)
Net income before noncontrolling interest	Rs.	140,740.6	Rs.	178,833.9	Rs.	220,565.5	US$	3,189.2
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. 110.6, Rs. (39.6) and Rs. (356.6), as of March 31, 2017, March 31, 2018 and March 31, 2019, respectively]		(209.2)		72.1		663.9		9.6
Available for sale debt securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (9,478.8), Rs. 11,319.5 and Rs. (9,187.8), as of March 31, 2017, March 31, 2018 and March 31, 2019, respectively]		17,910.7		(21,445.3)		17,105.1		247.3
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 1,685.7, Rs. 4,541.5 and Rs. 1,018.1, as of March 31, 2017, March 31, 2018 and March 31, 2019, respectively]		(3,185.2)		(8,455.1)		(1,895.5)		(27.4)

Other comprehensive income, net of tax		14,516.3		(29,828.3)		15,873.5		229.5
Total comprehensive income		155,256.9		149,005.6		236,439.0		3,418.7
Less: Comprehensive income attributable to shareholders of noncontrolling interest		210.8		319.0		461.7		6.7

Comprehensive income attributable to HDFC Bank Limited	Rs.	155,046.1	Rs.	148,686.6	Rs.	235,977.3	US$	3,412.0

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2017		2018		2019		2019
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	140,740.6	Rs.	178,833.9	Rs.	220,565.5	US$	3,189.2
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		37,951.4		59,397.8		72,279.3		1,045.1
Depreciation and amortization		8,876.9		9,678.9		12,247.8		177.1
Amortization of intangible assets		3.0		1.0		1.0		—
Amortization of deferred customer acquisition costs and fees		7,913.8		9,246.2		10,423.1		150.7
Amortization of premium (discount) on investments		2,609.8		3,599.4		4,532.1		65.5
Other than temporary impairment losses on available for sale debt securities		13.4		149.1		1,081.0		15.6
Deferred tax benefit		(5,048.6)		(10,403.5)		(8,129.4)		(117.6)
Other gains, net		—		—		(6,717.5)		(97.1)
Share-based compensation expense		8,203.2		6,594.6		5,343.3		77.3
Net realized (gain) loss on sale of available for sale debt securities		(9,606.2)		(10,853.2)		(2,596.0)		(37.5)
(Gain) loss on disposal of property and equipment, net		14.8		(64.5)		(64.8)		(0.9)
Unrealized exchange (gain) loss		407.9		1,719.5		574.6		8.3
Net change in:
Investments held for trading		35,241.8		(131,816.3)		(96,555.7)		(1,396.1)
Accrued interest receivable		(9,083.4)		(10,527.8)		(15,060.3)		(217.8)
Other assets		(65,542.3)		90,525.6		(112,726.3)		(1,629.9)
Accrued interest payable		3,286.3		20,997.1		13,775.0		199.2
Accrued expense and other liabilities		223,289.8		(122,803.6)		84,299.5		1,218.9

Net cash provided by operating activities		379,272.2		94,274.2		183,272.2		2,650.0

Cash flows from investing activities:
Term placements		17,830.3		(8,806.4)		24,447.4		353.5
Activity in available for sale debt securities:
Purchases		(2,890,096.8)		(1,518,100.1)		(1,781,754.9)		(25,762.8)
Proceeds from sales		412,536.2		197,206.3		453,778.9		6,561.3
Maturities, prepayments and calls		2,274,701.2		1,171,299.5		937,072.0		13,549.3
Net change in repurchase agreements and reverse repurchase agreements		(355,040.1)		(462,018.6)		609,805.1		8,817.3
Loans purchased		(128,490.2)		(55,216.0)		(240,356.2)		(3,475.4)
Repayments on loans purchased		59,803.7		76,993.2		89,713.3		1,297.2
Increase in loans originated, net of principal collections		(956,914.2)		(1,440,601.9)		(1,610,724.3)		(23,289.8)
Additions to property and equipment		(12,628.5)		(9,181.5)		(16,355.0)		(236.5)
Proceeds from sale or disposal of property and equipment		94.3		95.1		212.3		3.1
Activity in equity securities, net		—		4.7		(2,821.4)		(40.8)

Net cash used in investing activities		(1,578,204.1)		(2,048,325.7)		(1,536,982.8)		(22,223.6)

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2017		2018		2019		2019
	(In millions)
Cash flows from financing activities:
Net increase in deposits		979,662.7		1,447,097.0		1,331,850.9		19,257.5
Net increase (decrease) in short-term borrowings		68,703.2		456,558.6		(127,707.1)		(1,846.5)
Purchase of subsidiary shares from noncontrolling interest		—		(143.3)		—		—
Proceeds from issue of shares by a subsidiary to noncontrolling interests		301.9		366.5		459.8		6.6
Proceeds from issuance of long-term debt		335,048.9		425,517.1		320,093.6		4,628.3
Repayment of long-term debt		(123,074.3)		(225,150.2)		(224,084.5)		(3,240.1)
Proceeds from issuance of equity shares for options exercised		22,615.1		27,259.1		22,008.2		318.2
Proceeds from issuance of equity shares (net of issuance cost)		—		—		235,896.2		3,410.9
Payment of dividends and dividend tax		(29,280.9)		(34,490.3)		(41,015.2)		(593.0)

Net cash provided by financing activities		1,253,976.6		2,097,014.5		1,517,501.9		21,941.9

Effect of exchange rate changes on cash and due from banks, and restricted cash		(2,007.8)		479.4		(3,069.7)		(44.4)
Net change in cash and due from banks, and restricted cash		53,036.9		143,442.4		160,721.6		2,323.9
Cash and due from banks, and restricted cash, beginning of year		377,671.7		430,708.6		574,151.0		8,301.8

Cash and due from banks, and restricted cash, end of year	Rs.	430,708.6	Rs.	574,151.0	Rs.	734,872.6	US$	10,625.7

Supplementary cash flow information:
Interest paid	Rs.	370,455.4	Rs.	399,287.9	Rs.	520,351.2	US$	7,523.9
Income taxes paid, net of refunds	Rs.	76,849.6	Rs.	100,089.3	Rs.	119,365.0	US$	1,725.9
Non-cash investment activities
Payable for purchase of property and equipment	Rs.	537.8	Rs.	1,064.5	Rs.	1,323.7	US$	19.1

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2016	2,528,186,517	Rs.	5,056.4	Rs.	412,264.5	Rs.	290,542.4	Rs.	149,931.6	Rs.	11,515.3	Rs.	869,310.2	Rs.	1,485.0	Rs.	870,795.2
Shares issued upon exercise of options	34,359,200		68.7		22,546.4								22,615.1				22,615.1
Share-based compensation					8,203.2								8,203.2				8,203.2
Dividends, including dividend tax							(29,280.9)						(29,280.9)				(29,280.9)
Change in ownership interest in subsidiary					(292.3)		452.2						159.9		(150.2)		9.7
Shares issued to noncontrolling interest													—		301.9		301.9
Transfer to statutory reserve							(37,771.6)		37,771.6				—				—
Net income							140,529.8						140,529.8		210.8		140,740.6
Net change in accumulated other comprehensive income											14,516.3		14,516.3				14,516.3
Balance at March 31, 2017	2,562,545,717	Rs.	5,125.1	Rs.	442,721.8	Rs.	364,471.9	Rs.	187,703.2	Rs.	26,031.6	Rs.	1,026,053.6	Rs.	1,847.5	Rs.	1,027,901.1

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2017	2,562,545,717	Rs.	5,125.1	Rs.	442,721.8	Rs.	364,471.9	Rs.	187,703.2	Rs.	26,031.6	Rs.	1,026,053.6	Rs.	1,847.5	Rs.	1,027,901.1
Shares issued upon exercise of options	32,544,550		65.1		27,194.0								27,259.1				27,259.1
Share-based compensation					6,594.6								6,594.6				6,594.6
Dividends, including dividend tax							(34,490.3)						(34,490.3)				(34,490.3)
Change in ownership interest in subsidiary					60.0								60.0		(203.3)		(143.3)
Shares issued to noncontrolling interest													—		366.5		366.5
Transfer to statutory reserve							(45,620.3)		45,620.3				—				—
Net income							178,514.9						178,514.9		319.0		178,833.9
Net change in accumulated other comprehensive income											(29,828.3)		(29,828.3)				(29,828.3)
Balance at March 31, 2018	2,595,090,267	Rs.	5,190.2	Rs.	476,570.4	Rs.	462,876.2	Rs.	233,323.5	Rs.	(3,796.7)	Rs.	1,174,163.6	Rs.	2,329.7	Rs.	1,176,493.3

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2018	2,595,090,267	Rs.	5,190.2	Rs.	476,570.4	Rs.	462,876.2	Rs.	233,323.5	Rs.	(3,796.7)	Rs.	1,174,163.6	Rs.	2,329.7	Rs.	1,176,493.3
Adoption of accounting standard (1)							268.0				(268.0)		—				—
Shares issued in public offering (net of issuance cost of Rs. 1,262.9 million)	104,444,039		208.9		235,687.3								235,896.2				235,896.2
Shares issued upon exercise of options	23,772,304		47.5		21,960.7								22,008.2				22,008.2
Share-based compensation					5,343.3								5,343.3				5,343.3
Dividends, including dividend tax							(41,015.2)						(41,015.2)				(41,015.2)
Change in ownership interest in subsidiary					201.9								201.9		(201.9)		—
Shares issued to noncontrolling interest													—		459.8		459.8
Transfer to statutory reserve							(54,997.6)		54,997.6				—				—
Net income							220,103.8						220,103.8		461.7		220,565.5
Net change in accumulated other comprehensive income											15,873.5		15,873.5				15,873.5
Balance at March 31, 2019	2,723,306,610	Rs.	5,446.6	Rs.	739,763.6	Rs.	587,235.2	Rs.	288,321.1	Rs.	11,808.8	Rs.	1,632,575.3	Rs.	3,049.3	Rs.	1,635,624.6
Balance at March 31, 2019	2,723,306,610	US$	78.8	US$	10,696.4	US$	8,491.0	US$	4,168.9	US$	170.7	US$	23,605.8	US$	44.1	US$	23,649.9

*

Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

(1)	Effective April 1, 2018, the Bank adopted ASU 2016-01 “Financial Instruments—Overall (Subtopic 825-10)”. For additional information, refer to note 2(w)(ii) and note 19

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Bank overview

HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulation Act, 1949. The Bank’s shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and The National Stock Exchange of India Ltd. Its American Depositary Shares (ADS) are listed on the New York Stock Exchange. Global Depositary Receipts (GDR) which were listed on the Luxembourg Stock Exchange have since been delisted effective July 15, 2019.

The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 20.9% and 21.4% of the Bank’s equity as of March 31, 2018 and March 31, 2019, respectively. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

On July 17, 2018, the Bank made a preferential allotment of 39,096,817 equity shares to Housing Development Finance Corporation Limited at an issue price of Rs. 2,174.09 per equity share. On August 2, 2018, the Bank issued 17,500,000 American Depositary Shares (ADSs) representing 52,500,000 equity shares at a price of US$ 104.00 per ADS. The Bank also allotted 12,847,222 equity shares pursuant to a qualified institutional placement (QIP) offering at a price of Rs. 2,160.0 per equity shares. The total number of shares issued pursuant to exercise of stock options during the period is 23,772,304 shares.

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

b. Basis of presentation

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination and the presentation format and disclosures of the financial statements and related notes.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

d. Cash and due from banks, and restricted cash

Cash and due from banks comprise of cash and deposit with banks that have original maturities of 90 days or less. The Bank has captioned cash and cash equivalent as “cash and due from banks, and restricted cash” on the consolidated balance sheets. Cash and due from banks includes restricted cash (see note 3).

e. Customer acquisition costs

Customer acquisition costs principally consist of commissions paid to third party referral agents who source retail loans and such costs are deferred and amortized as a yield adjustment over the life of the loans. Advertising and marketing expenses incurred to solicit new business are expensed as incurred.

f. Investments in securities

Investments consist of securities purchased as part of the Bank’s treasury operations, such as government securities and other debt securities, and investments purchased as part of the Bank’s wholesale banking operations, such as credit substitute securities issued by the Bank’s wholesale banking customers.

Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by the Bank with the issuer. As the Bank’s exposures to such securities are similar to its exposures on its loan portfolio, additional disclosures have been provided on impairment status in note 7 and on concentrations of credit risk in note 11.

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

All debt securities that are not classified as HTM or HFT are classified as available for sale debt securities (“AFS”) and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Up to March 31, 2018, equity securities with readily determinable fair values that were not classified as HFT were classified as available for sale and were carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, were reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Dividend income on such securities was included in Interest and dividend revenue- available for sale debt securities. Non-marketable equity securities were carried at cost.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank adopted ASU 2016-01 and ASU 2018-03 with effect from April 1, 2018. The available-for-sale category was eliminated for equity securities which were reclassified to other assets. This resulted in a cumulative catch-up reclassification from AOCI to retained earnings (see note 2 (w)(ii) and note 14). Marketable securities are measured at fair value, change in fair value recorded in earnings. Non- marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. The Bank’s review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.

Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.

Transfers between categories are recorded at fair value on the date of the transfer.

g. Impairment of debt securities

Declines in the fair values of held to maturity and available for sale debt securities below their carrying value that are other than temporary are reflected in net income as other than temporary impairment losses, based on management’s best estimate of the fair value of the investment. The Bank conducts a review each year to identify other than temporary declines based on an evaluation of all significant factors. The Bank’s review of impairment generally entails identification and evaluation of investments that have indications of possible impairment, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analysis, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increase and the Bank does not intend to sell the security and it is not more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis.

h. Loans

The Bank grants retail and wholesale loans to customers.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses. Loan origination fees and certain direct origination costs are generally deferred and recognized as adjustments to net income over the lives of the related loans.

Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on “non-accrual” status when interest or principal payments are past due for a specified period, at which time no further interest is accrued and overdue interest is written off against interest income. Interest income and principal payments on loans placed on non-accrual status is recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are generally placed on “non-accrual” status when interest or principal payments are three months past due or if they are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.

i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retail

The Bank’s retail loan loss allowance consists of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowance”).

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 180 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 180 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

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

The Bank establishes specific allowances for each impaired wholesale loan customer, in the aggregate, for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent. Collateral values are generally based on appraisals from internal and external valuation sources.

Wholesale loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by the Bank for selection of loans for credit reviews and assessment of impairment.

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

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying values of assets and liabilities for financial reporting purposes and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized based on management’s judgment. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

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

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

p. Stock-based compensation

The fair value of stock-based compensation is estimated on the date of each grant based on a binomial model. For further information, see note 22.

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

w. Recently adopted accounting standards

i. In May 2014, the FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers (Topic 606)”. This update modifies the principles for revenue recognition in transactions involving contracts with customers. On March 17, 2016, the FASB issued Accounting Standards Update No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, that clarifies how to apply revenue recognition guidance related to whether an entity is a principal or an agent. In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606)”. This update clarifies in regard to identifying performance obligations and licensing. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606)”. The updates require that revenue from contracts with customers is to be recognized upon transfer of goods and services at the amount of consideration expected to be recognized and transfer of nonfinancial assets, unless those contracts are within the scope of other guidance. The ASU also clarifies the guidance related to reporting gross revenue as a principal versus net revenue as an agent. The ASU also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The guidance replaces most existing revenue recognition guidance in GAAP, the update is not applicable to financial instruments and accordingly does not impact materially the Bank’s revenues including Net interest revenue, loan fees and mark-to-market accounting. This guidance was adopted retrospectively with effect from April 1, 2018. Adoption of the guidance did not result in any material changes in the timing of revenue recognition.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ii. In January 2016, the FASB issued ASU 2016-01 “Financial Instruments—Overall (Subtopic 825-10)”. The update requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The amendments also require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10), to clarify certain provisions in ASU 2016-01. Effective April 1, 2018, the Bank adopted ASU 2016-01 and ASU 2018-03 retrospectively. The available-for-sale category was eliminated for equity securities which were reclassified to other assets with carrying value amounting to Rs. 1,267.7 million. The impact of adopting the change to AFS securities resulted in a cumulative catch-up reclassification from AOCI to retained earnings of an accumulated after-tax gain of Rs. 268.0 million (gross of tax Rs. 412.0 million) as at April 1, 2018.

iii. In March 2016, the FASB issued ASU 2016-04 “Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products”. The update addresses the current and potential future diversity in practice related to de-recognition of a prepaid stored-value product liability that may be unused wholly or partially for an indefinite time period. The update modifies the accounting for certain prepaid card products to require the recognition of breakage. Breakage represents the estimated amount that will not be redeemed by the cardholder for goods or services. The amendments in this update are to be applied either using a modified retrospective transition method by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective or retrospectively to each period presented. The Bank adopted the provisions of ASU 2016-04 effective April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

iv. In August 2016, the FASB issued ASU 2016-15 “Statement of Cash Flows (Topic 230)”. This is intended to reduce the diversity in practice around how certain transactions are classified within the statement of cash flows. The Bank adopted the guidance from April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

v. In October 2016, the FASB issued ASU 2016-16 “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory”. In accordance with this guidance, an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The Bank adopted the guidance from April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

vi. In November 2016, the FASB issued ASU 2016-18 “Statement of Cash Flows (Topic 230)—Restricted Cash”. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. The adoption of this guidance did not have a material impact on the Bank’s consolidated statements of cash flows.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

vii. In January 2017, the FASB issued ASU No. 2017-01 “Business Combinations (Topic 805)—Clarifying the Definition of a Business”. The amendment in this update narrows the definition of a business by introducing a quantitative screen as the first step, such that if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set of transferred assets and activities is not a business. If the first step is not met, then an entity needs to evaluate whether the set meets the requirement that a business include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The Bank adopted the guidance from April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

viii. In March 2017, the FASB issued ASU 2017-07 “Compensation—Retirement Benefits (Topic 715)—Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost”. The amendment in this update changes the income statement presentation of net benefit expense and requires restating the Company’s financial statements for each of the earlier periods presented in annual and interim financial statements. The amendment requires that only the service cost component of net benefit expense be included in the Compensation and benefits line on the income statement. The other components of net benefit expense are required to be presented outside of the Compensation and benefits line. Since both of these income statement line items are part of Non-interest expense, total Non-interest expense and Net income will not change. This change in presentation did not have a material effect on Salaries and staff benefits expense and Administrative and other expense and is applied retrospectively for the periods presented. The other components of net benefit expense is included in Administrative and other expense. The new standard also changes the components of net benefit expense that are eligible for capitalization when employee costs are capitalized in connection with various activities, such as internally developed software, construction-in-progress, and loan origination costs. Prospectively from April 1, 2018, only the service cost component of net benefit expense may be capitalized. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures. (see note 23)

ix. In May 2017, the FASB issued ASU 2017-09 “Compensation—Stock Compensation (Topic 718)—Scope of Modification Accounting.” The amendment in this update clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Under ASU 2017-09, an entity will not apply modification accounting to a share-based payment award if all of the following are the same immediately before and after the change: (i) the award’s fair value, (ii) the award’s vesting conditions and (iii) the award’s classification as an equity or liability instrument. The Bank adopted the provisions of ASU 2016-09 effective April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

x. In August 2017, the FASB issued ASU No. 2017-12 “Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities”. The amendment in the update better aligns the accounting and reporting of hedging relationships with the economics of risk management activities. ASU 2017-12 provides administrative reliefs to simplify the application of hedge accounting. The Bank adopted the guidance from April 1, 2018. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations or disclosures.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

x. Recently issued accounting pronouncements not yet effective

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Previously, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. Lessor accounting is largely unchanged. Expanded disclosures about the nature and terms of lease agreements will be required prospectively. The guidance will be effective for the interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Bank does not plan to early adopt the ASU. The Bank expects to adopt the guidance in fiscal 2020. In July 2018, the FASB issued ASU 2018-11 “Leases (Topic 842)—Targeted improvements” which permits the update to be adopted using a modified cumulative effect approach wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date, or a cumulative-effect adjustment to retained earnings at the effective date without revising prior comparative periods. The Bank expects to recognize lease liabilities and corresponding assets at their present value predominantly related to all of the Rs. 85.9 billion of future minimum lease payments required under operating leases as disclosed in note 27. The effect of the adoption will depend on the lease portfolio at the time of transition.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses is required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses is required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. While the update changes the measurement of the allowance for credit losses, it does not change the Bank’s credit risk of its loan portfolios. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. While early adoption is permitted beginning fiscal 2020, the Bank does not expect to elect that option. The Bank expects to adopt the guidance in fiscal 2021. The amendments represent a significant departure from the existing GAAP. The credit loss estimation models and processes to be used in implementing the update are under design and development. The Bank has been assessing the key differences and gaps between its current allowance methodologies and models with those it is considering to use upon adoption. The allowance methodologies and model to be adopted will be validated and tested, which is expected to be completed by fiscal 2020. The Bank expects the update will result in an increase in the allowance for credit losses given the change to estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as the addition of an allowance for debt securities. At the date of adoption, this may have a resulting negative adjustment to retained earnings. The ultimate impact will be dependent on the characteristics of the Bank’s portfolio at date of adoption as well as the macroeconomic conditions and forecasts as of that date. At this point in implementation the Bank is not able to provide a more precise estimate of the impact. In November 2018, the FASB issued ASU 2018-19 to clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases are be accounted for in accordance with Topic 842, Leases.

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

In March 2017, the FASB issued ASU 2017-08 “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20)—Premium Amortization on Purchased Callable Debt Securities”. This update amends the amortization period for certain purchased callable debt securities held at a premium. The update requires entities to amortize premiums on debt securities by the first call date when the securities have fixed and determinable call dates and prices. ASU 2017-08 does not change the accounting for discounts, which continue to be recognized over the contractual life of a security. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period, but such adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Adoption of the ASU is on a modified retrospective basis through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption. The Bank expects to adopt the guidance in fiscal 2020. The impact of this ASU

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

is not expected to be material. In June 2018, the FASB issued ASU No. 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. This update simplifies the accounting for share-based payment transactions for acquiring goods and services from nonemployees, applying some of the same requirements as employee share-based payment transactions. The ASU will not affect the accounting for share-based payment awards to nonemployee directors, which will continue to be treated as employee share-based transactions under the current standards. ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The requirements of the ASU will be adopted through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The bank expects to adopt the guidance in fiscal 2020. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations or disclosures, as it is not the Bank’s practice to issue stock-based awards to pay for goods and services from nonemployees.

In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments modify certain disclosure requirements for fair value measurements. Entities are required to disclose and describe the range and weighted-average of significant observable inputs used to develop Level 3 fair value measurements prospectively. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

In August 2018, the FASB issued ASU No. 2018-15 “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The update aligns the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software, regardless of whether they convey a license to the hosted software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by this ASU. The amendments are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. An entity has the option to apply amendments in the ASU either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. The bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.

y. Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2019 have been translated into U.S. dollars at U.S.$1.00 = Rs. 69.16 as published by the Federal Reserve Board of New York on March 29, 2019. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Cash and due from banks, and restricted cash

The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The cash reserve ratio has to be maintained on an average basis for a two-week period and should not fall below 95% of the required cash reserve ratio on any particular day. Non-maintenance of the requisite balance is subject to levy of penalty. The Bank has classified the cash reserve maintained with the RBI as restricted cash or restricted cash equivalents (restricted cash).

The cash and due from banks, and restricted cash consist of restricted cash of Rs. 314,463.4 million and Rs.383,503.0 million (US$ 5,545.2 million) as at March 31, 2018 and March 31, 2019, respectively.

4. Investments, held for trading

The portfolio of trading securities as of March 31, 2018 and March 31, 2019 was as follows:

	As of March 31, 2018
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	25,962.2	Rs.	19.0	Rs.	8.0	Rs.	25,973.2
Other corporate/financial institution securities		49,982.3		62.8		0.4		50,044.7

Total debt securities	Rs.	75,944.5	Rs.	81.8	Rs.	8.4	Rs.	76,017.9
Other securities (including mutual fund units)		91,488.6		7.4		—		91,496.0

Total	Rs.	167,433.1	Rs.	89.2	Rs.	8.4	Rs.	167,513.9

	As of March 31, 2019
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	134,084.9	Rs.	163.2	Rs.	0.1	Rs.	134,248.0
Other corporate/financial institution securities		33,990.6		15.8		1.1		34,005.3

Total debt securities	Rs.	168,075.5	Rs.	179.0	Rs.	1.2	Rs.	168,253.3
Other securities (including mutual fund units)		96,935.6		327.2		—		97,262.8
Total	Rs.	265,011.1	Rs.	506.2	Rs.	1.2	Rs.	265,516.1

Total	US$	3,831.9	US$	7.3	US$	—	US$	3,839.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investments, available for sale debt securities

The portfolio of available for sale debt securities as of March 31, 2018 and March 31, 2019 was as follows:

	As of March 31, 2018
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	1,748,761.0	Rs.	9,169.5	Rs.	16,843.9	Rs.	1,741,086.6
State government securities		123,426.9		2,349.7		729.0		125,047.6
Government securities outside India		4,223.8		—		6.8		4,217.0
Credit substitutes (see note 7)		325,159.3		495.3		1,623.1		324,031.5
Other corporate/financial institution bonds		8,226.0		0.1		59.0		8,167.1

Debt securities, other than asset and mortgage-backed securities		2,209,797.0		12,014.6		19,261.8		2,202,549.8
Mortgage-backed securities		82.2		2.8		0.1		84.9
Asset-backed securities		18,966.5		62.9		358.7		18,670.7
Other securities (including mutual fund units) (1)		137.6		0.3		—		137.9

Total	Rs.	2,228,983.3	Rs.	12,080.6	Rs.	19,620.6	Rs.	2,221,443.3

Securities with gross unrealized losses							Rs.	1,174,742.9
Securities with gross unrealized gains								1,046,700.4

							Rs.	2,221,443.3

	As of March 31, 2019
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,147,934.6	Rs.	21,881.4	Rs.	9,834.9	Rs.	2,159,981.1
State government securities		144,633.7		4,864.6		475.7		149,022.6
Government securities outside India		7,201.6		3.3		—		7,204.9
Credit substitutes (see note 7)		273,550.7		899.9		1,563.8		272,886.8
Other corporate/financial institution bonds		3,925.0		30.9		6.3		3,949.6

Debt securities, other than asset and mortgage-backed securities		2,577,245.6		27,680.1		11,880.7		2,593,045.0
Mortgage-backed securities		56.3		1.0		0.4		56.9
Asset-backed securities		38,827.1		165.0		122.2		38,869.9
Other securities (including mutual fund units) (1)		1,376.3		0.3		—		1,376.6

Total	Rs.	2,617,505.3	Rs.	27,846.4	Rs.	12,003.3	Rs.	2,633,348.4

Total	US$	37,847.2	US$	402.6	US$	173.6	US$	38,076.2

Securities with gross unrealized losses							Rs.	799,718.5
Securities with gross unrealized gains								1,833,629.9

							Rs.	2,633,348.4

							US$	38,076.2

(1)

The Bank adopted ASU 2016-01 and ASU 2018-03 as of April 1, 2018, resulting in a cumulative effect adjustment from AOCI to retained earnings for net unrealized gains on marketable equity securities AFS. The available-for sale category was eliminated for equity securities amortized cost Rs. 855.6 million and carrying value Rs. 1,267.7 million effective April 1, 2018. See note 2 (w)(ii) and note 14 to the Consolidated Financial Statements for additional details.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 1,866,134.2 million and Rs. 2,309,003.7 million (US$ 33,386.4 million) as of March 31, 2018 and March 31, 2019, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,354,027.6 million as of March 31, 2018 and Rs. 1,634,673.3 million (US$ 23,636.1 million) as of March 31, 2019, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.

The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 13.4 million, Rs. 149.1 million and Rs. 1,081.0 million (USD 15.6 million) as other than temporary impairment in fiscal year 2017, 2018 and 2019, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank is of the opinion that the other unrealized losses on its investments in debt securities as of March 31, 2019 are temporary in nature. As of March 31, 2018 and March 31, 2019, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.

The gross unrealized losses and fair value of available for sale debt securities at March 31, 2018 was as follows:

	As of March 31, 2018
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In millions)
Government of India securities	Rs.540,941.5	Rs.8,852.9	Rs.342,621.5	Rs.7,991.0	Rs.883,563.0	Rs.16,843.9
State government securities	31,940.1	729.0	—	—	31,940.1	729.0
Government securities outside India	4,217.0	6.8	—	—	4,217.0	6.8
Credit substitutes (see note 7)	159,026.1	1,002.8	73,734.9	620.3	232,761.0	1,623.1
Other corporate/financial institution bonds	4,057.2	51.8	4,109.6	7.2	8,166.8	59.0

Debt securities, other than asset and mortgage-backed securities	740,181.9	10,643.3	420,466.0	8,618.5	1,160,647.9	19,261.8
Mortgage-backed securities	57.0	0.1	—	—	57.0	0.1
Asset-backed securities	8,331.9	213.1	5,706.1	145.6	14,038.0	358.7
Other securities (including mutual fund units)	—	—	—	—	—	—

Total	Rs.748,570.8	Rs.10,856.5	Rs.426,172.1	Rs.8,764.1	Rs.1,174,742.9	Rs.19,620.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gross unrealized losses and fair value of available for sale debt securities at March 31, 2019 was as follows:

	As of March 31, 2019
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	—	Rs.	—	Rs.	568,759.0	Rs.	9,834.9	Rs.	568,759.0	Rs.	9,834.9
State government securities		—		—		27,415.5		475.7		27,415.5		475.7
Government securities outside India		—		—		—		—		—		—
Credit substitutes (see note 7)		17,996.3		88.1		165,700.5		1,475.7		183,696.8		1,563.8
Other corporate/financial institution bonds		—		—		2,117.6		6.3		2,117.6		6.3

Debt securities, other than asset and mortgage-backed securities		17,996.3		88.1		763,992.6		11,792.6		781,988.9		11,880.7
Mortgage-backed securities		—		—		45.7		0.4		45.7		0.4
Assetbacked securities		14,191.2		48.9		3,492.7		73.3		17,683.9		122.2
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	32,187.5	Rs.	137.0	Rs.	767,531.0	Rs.	11,866.3	Rs.	799,718.5	Rs.	12,003.3

Total	US$	465.4	US$	2.0	US$	11,097.9	US$	171.6	US$	11,563.3	US$	173.6

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2019 is set out below:

	As of March 31, 2019
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	767,752.7	Rs.	769,080.4	US$	11,120.3
Over one year through five years		547,095.3		554,493.3		8,017.5
Over five years through ten years		862,305.7		868,843.0		12,562.8
Over ten years		400,091.9		400,628.3		5,792.8

Total	Rs.	2,577,245.6	Rs.	2,593,045.0	US$	37,493.4

The contractual residual maturity of available for sale mortgage-backed and asset-backed debt securities as of March 31, 2019 is set out below:

	As of March 31, 2019
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	19,027.9	Rs.	19,015.0	US$	274.9
Over one year through five years		19,812.5		19,836.4		286.8
Over five years through ten years		13.2		13.0		0.2
Over ten years		29.8		62.4		0.9

Total	Rs.	38,883.4	Rs.	38,926.8	US$	562.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of available for sale debt securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2017		2018		2019		2019
	(In millions)
Gross realized gains on sale	Rs.	10,108.2	Rs.	11,433.8	Rs.	3,788.1	US$	54.8
Gross realized losses on sale		(502.0)		(580.6)		(1,192.1)		(17.3)

Realized gains (losses), net		9,606.2		10,853.2		2,596.0		37.5
Dividends and interest		154,618.6		158,209.2		190,992.5		2,761.6

Total	Rs.	164,224.8	Rs.	169,062.4	Rs.	193,588.5	US$	2,799.1

6. Investments, held to maturity

There were no HTM securities as of March 31, 2018 and March 31, 2019.

7. Credit substitutes

Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2018 and March 31, 2019 were as follows:

	As of March 31,
	2018				2019
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute debt securities:
Debentures	Rs.	290,893.5	Rs.	289,782.9	Rs.	247,869.1	Rs.	247,152.5
Commercial paper		34,265.8		34,248.6		25,681.6		25,734.3

Total	Rs.	325,159.3	Rs.	324,031.5	Rs.	273,550.7	Rs.	272,886.8

					US$	3,955.3	US$	3,945.8

The fair values of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for other than temporary impairments is as follows:

	As of March 31,
	2018		2019		2019
	(In millions)
Pass	Rs.	324,031.5	Rs.	272,886.8	US$	3,945.8
Impaired—gross balance		—		—		—
Less: amounts provided for other than temporary impairments		—		—		—

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	324,031.5	Rs.	272,886.8	US$	3,945.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired credit substitutes:

As of March 31,
	2018		2019		2019
(In millions)
Gross impaired credit substitutes	Rs	—	Rs	—	US$	—
Gross impaired credit substitutes by industry	Rs.	—	Rs.	—	US$	—
Average impaired credit substitutes	Rs.	—	Rs.	—	US$	—
Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—

As of March 31, 2019, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.

8. Repurchase and resell agreements

Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2017, March 31, 2018 and March 31, 2019. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

a. Securities purchased under agreements to resell

Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2018 and March 31, 2019 were Rs. 650,018.6 million and Rs. 76,213.5 million (US$ 1,102.0 million), respectively.

b. Securities sold under repurchase agreements

Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2018 and March 31, 2019 were Rs. 138,000.0 and Rs. 174,000.0 million (US$ 2,515.9 million), respectively. The Government of India securities are pledged as collateral.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Loans

Loan balances include Rs. 665,906.2 million and Rs. 780,869.5 million (US$ 11,290.8 million) as of March 31, 2018 and March 31, 2019, respectively, which have been provided as collateral for borrowings and are therefore restricted.

Loans by facility as of March 31, 2018 and March 31, 2019 were as follows:

	As of March 31,
	2018		2019		2019
	(In millions)
Retail loans:
Auto loans	Rs.	885,234.7	Rs.	951,744.2	US$	13,761.5
Personal loans/Credit cards		1,187,127.1		1,538,107.4		22,239.8
Retail business banking		1,305,219.8		1,478,317.8		21,375.3
Commercial vehicle and construction equipment finance		595,813.6		746,288.0		10,790.7
Housing loans		362,718.1		513,771.6		7,428.7
Other retail loans		877,251.3		1,009,674.6		14,599.1

Subtotal	Rs.	5,213,364.6	Rs.	6,237,903.6	US$	90,195.1
Wholesale loans	Rs.	2,162,814.4	Rs.	2,873,561.0	US$	41,549.6

Gross loans		7,376,179.0		9,111,464.6		131,744.7
Less: Allowance for credit losses		112,507.2		148,232.0		2,143.4

Total	Rs.	7,263,671.8	Rs.	8,963,232.6	US$	129,601.3

The maturity of gross loans as of March 31, 2019 is set out below:

	As of March 31, 2019
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	1,537,701.3	Rs.	1,911,646.9	Rs.	3,449,348.2
Over one year through five years		899,447.4		3,912,771.8		4,812,219.2
Over five years		436,412.3		413,484.9		849,897.2

Total gross loans	Rs.	2,873,561.0	Rs.	6,237,903.6	Rs.	9,111,464.6

Total gross loans	US$	41,549.6	US$	90,195.1	US$	131,744.7

Gross loans analyzed by performance are as follows:

	As of March 31,
	2018		2019		2019
	(In millions)
Performing	Rs.	7,267,461.7	Rs.	8,971,042.1	US$	129,714.3
Impaired		108,717.3		140,422.5		2,030.4

Total gross loans	Rs.	7,376,179.0	Rs.	9,111,464.6	US$	131,744.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans as of March 31, 2018 and March 31, 2019.

	As of March 31, 2018
	31-90 days past due		Impaired / 91 days or more past due		Current [1,2]		Total
	(In millions)
Retail Loans
Auto loans	Rs.	4,384.5	Rs.	8,634.5	Rs.	872,215.7	Rs.	885,234.7
Personal loans/Credit card		8,179.1		10,150.9		1,168,797.1		1,187,127.1
Retail business banking		10,522.0		25,547.2		1,269,150.6		1,305,219.8
Commercial vehicle and construction equipment finance		7,324.9		6,968.1		581,520.6		595,813.6
Housing loans		25.9		1,899.5		360,792.7		362,718.1
Other retail		8,716.0		22,704.3		845,831.0		877,251.3
Wholesale loans		308.6		32,812.8		2,129,693.0		2,162,814.4

Total	Rs.	39,461.0	Rs.	108,717.3	Rs.	7,228,000.7	Rs.	7,376,179.0

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 31.5 billion.

	As of March 31, 2019
	31-90 days past due		Impaired / 91 days or more past due		Current [1,2]		Total
	(In millions)
Retail Loans
Auto loans	Rs.	4,807.0	Rs.	13,606.7	Rs.	933,330.5	Rs.	951,744.2
Personal loans/Credit card		11,520.2		15,781.5		1,510,805.7		1,538,107.4
Retail business banking		9,087.9		29,945.0		1,439,284.9		1,478,317.8
Commercial vehicle and construction equipment finance		9,225.0		11,254.9		725,808.1		746,288.0
Housing loans		23.6		2,157.1		511,590.9		513,771.6
Other retail		9,480.1		29,523.6		970,670.9		1,009,674.6
Wholesale loans		202.9		38,153.7		2,835,204.4		2,873,561.0

Total	Rs.	44,346.7	Rs.	140,422.5	Rs.	8,926,695.4	Rs.	9,111,464.6

Total	US$	641.2	US$	2,030.4	US$	129,073.1	US$	131,744.7

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 34.0 billion.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For retail credit, the policy and approval processes are designed for the fact that the Bank has high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank mines data on its borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment and use these as inputs in revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.

As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually.

The amount of purchased financing receivable outstanding as of March 31, 2018 and March 31, 2019 is Rs. 364,113.0 and Rs. 514,756.0, respectively.

Retail Loans

Credit quality indicator based on payment activity as of March 31, 2018 and as of March 31, 2019 is given below:

	As of March 31, 2018
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	876,600.2	Rs.	1,176,976.2	Rs.	1,279,672.6	Rs.	588,845.5	Rs.	360,818.6	Rs.	854,547.0	Rs.	5,137,460.1
Impaired		8,634.5		10,150.9		25,547.2		6,968.1		1,899.5		22,704.3		75,904.5

Total	Rs.	885,234.7	Rs.	1,187,127.1	Rs.	1,305,219.8	Rs.	595,813.6	Rs.	362,718.1	Rs.	877,251.3	Rs.	5,213,364.6

	As of March 31, 2019
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	938,137.5	Rs.	1,522,325.9	Rs.	1,448,372.8	Rs.	735,033.1	Rs.	511,614.5	Rs.	980,151.0	Rs.	6,135,634.8
Impaired		13,606.7		15,781.5		29,945.0		11,254.9		2,157.1		29,523.6		102,268.8

Total	Rs.	951,744.2	Rs.	1,538,107.4	Rs.	1,478,317.8	Rs.	746,288.0	Rs.	513,771.6	Rs.	1,009,674.6	Rs.	6,237,903.6

Total	US$	13,761.5	US$	22,239.8	US$	21,375.3	US$	10,790.7	US$	7,428.7	US$	14,599.1	US$	90,195.1

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31,
	2018		2019		2019
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	2,116,499.3	Rs.	2,834,466.7	US$	40,984.2
Labeled		13,502.3		940.6		13.7
Impaired		32,812.8		38,153.7		551.7

Total	Rs.	2,162,814.4	Rs.	2,873,561.0	US$	41,549.6

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2018 and March 31, 2019.

	As of March 31, 2018
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	8,634.5	Rs.	8,634.5	Rs.	3,682.2	Rs.	7,370.1	Rs.	8,634.5
Personal loans/Credit card		10,150.9		10,150.9		6,182.6		8,309.2		10,150.9
Retail business banking		25,547.2		25,547.2		18,709.4		23,303.7		25,547.2
Commercial vehicle and construction equipment finance		6,968.1		6,968.1		4,806.1		6,527.4		6,968.1
Housing loans		1,899.5		1,899.5		974.4		1,788.9		1,899.5
Other retail		22,704.3		22,704.3		12,922.8		17,005.2		22,704.3
Wholesale loans		32,812.8		32,812.8		15,323.0		31,544.3		32,812.8

Total	Rs.	108,717.3	Rs.	108,717.3	Rs.	62,600.5	Rs.	95,848.8	Rs.	108,717.3

	As of March 31, 2019
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	13,606.7	Rs.	13,606.7	Rs.	6,169.0	Rs.	11,120.6	Rs.	13,606.7
Personal loans/Credit card		15,781.5		15,781.5		9,694.0		12,966.2		15,781.5
Retail business banking		29,945.0		29,945.0		21,595.3		27,746.1		29,945.0
Commercial vehicle and construction equipment finance		11,254.9		11,254.9		6,544.8		9,111.5		11,254.9
Housing loans		2,157.1		2,157.1		1,105.2		2,028.3		2,157.1
Other retail		29,523.6		29,523.6		20,441.5		26,114.0		29,523.6
Wholesale loans		38,153.7		38,153.7		20,233.2		35,483.3		38,153.7

Total	Rs.	140,422.5	Rs.	140,422.5	Rs.	85,783.0	Rs.	124,570.0	Rs.	140,422.5

Total	US$	2,030.4	US$	2,030.4	US$	1,240.4	US$	1,801.2	US$	2,030.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impaired loans by industry as of March 31, 2018 and March 31, 2019 are as follows:

	As of March 31, 2018
	(In millions)
Gross impaired loans by industry:
—Wholesale Trade- Non Industrial	Rs.	15,239.0
—Consumer Loans		15,236.4
—Agriculture Production—Food		12,227.0
—Food and Beverage		7,007.4
—Retail Trade		6,279.0
—Agri-Allied		6,184.0
—Others (none greater than 5% of impaired loans)		46,544.5

Total	Rs.	108,717.3

	As of March 31, 2019
	(In millions)
Gross impaired loans by industry:
— Consumer Loans	Rs.	22,513.7	US$	325.5
— Agriculture Production—Food		18,915.0		273.5
—Wholesale Trade- Non Industrial		15,856.7		229.3
—Food and Beverage		8,577.3		124.0
—Retail Trade		7,767.0		112.3
—Others (none greater than 5% of impaired loans)		66,792.8		965.8

Total	Rs.	140,422.5	US$	2,030.4

Summary information relating to impaired loans during the fiscal year ended March 31, 2017, March 31, 2018 and March 31, 2019 is as follows:

	Fiscal year ended March 31,
	2017		2018		2019		2019
	(In millions)
Average impaired loans, net of allowance	Rs.	29,612.1	Rs.	41,683.2	Rs.	50,378.2	US$	728.4
Interest income recognized on impaired loans	Rs.	3,472.7	Rs.	7,433.7	Rs.	6,994.7	US$	101.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for credit losses as of March 31, 2017 are as follows:

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

*

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 9,748.6 million. Recoveries from Retail loans is Rs. 8,943.7 million and from Wholesale loans is Rs. 804.9 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for credit losses as of March 31, 2018 are as follows:

	As of March 31, 2018
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	2,792.9	Rs.	4,040.0	Rs.	15,278.4	Rs.	4,398.5	Rs.	739.3	Rs.	6,767.5	Rs.	11,713.5	Rs.	28,110.6	Rs.	4,656.2	Rs.	78,496.9
Write-offs		(6,826.4)		(16,714.3)		(5,730.0)		(3,644.0)		(61.5)		(4,557.4)		(444.7)		—		—		(37,978.3)
Net allowance for credit losses*		7,715.7		18,856.9		9,161.0		4,051.6		296.6		10,712.7		4,054.2		14,036.8		3,103.1		71,988.6
Allowance for credit losses, end of the period	Rs.	3,682.2	Rs.	6,182.6	Rs.	18,709.4	Rs.	4,806.1	Rs.	974.4	Rs.	12,922.8	Rs.	15,323.0	Rs.	42,147.4	Rs.	7,759.3	Rs.	112,507.2

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	15,323.0	Rs.	—	Rs.	—	Rs.	15,323.0
Allowance collectively evaluated for impairment		3,682.2		6,182.6		18,709.4		4,806.1		974.4		12,922.8		—		42,147.4		7,759.3		97,184.2
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		32,812.8		—		—		32,812.8
Loans collectively evaluated for impairment		8,634.5		10,150.9		25,547.2		6,968.1		1,899.5		22,704.3		—		5,137,460.1		2,130,001.6		7,343,366.2

*

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 12,590.8 million. Recoveries from Retail loans is Rs. 12,254.3 million and from Wholesale loans is Rs. 336.5 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for credit losses as of March 31, 2019 are as follows:

	As of March 31, 2019
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	3,682.2	Rs.	6,182.6	Rs.	18,709.4	Rs.	4,806.1	Rs.	974.4	Rs.	12,922.8	Rs.	15,323.0	Rs.	42,147.4	Rs.	7,759.3	Rs.	112,507.2	US$	1,626.8
Write-offs		(9,155.3)		(25,197.0)		(6,665.5)		(4,812.8)		(93.3)		(5,652.0)		(1,755.7)		—		—		(53,331.6)		(771.1)
Net allowance for credit losses*		11,642.1		28,708.4		9,551.4		6,551.5		224.1		13,170.7		6,665.9		10,793.7		1,748.6		89,056.4		1,287.7
Allowance for credit losses, end of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0	US$	2,143.4

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	20,233.2	Rs.	—	Rs.	—	Rs.	20,233.2	US$	292.6
Allowance collectively evaluated for impairment		6,169.0		9,694.0		21,595.3		6,544.8		1,105.2		20,441.5		—		52,941.1		9,507.9		127,998.8		1,850.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		38,153.7		—		—		38,153.7		551.7
Loans collectively evaluated for impairment		13,606.7		15,781.5		29,945.0		11,254.9		2,157.1		29,523.6		—		6,135,634.8		2,835,407.3		9,073,310.9		131,193.0

*

Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 16,777.1 million (US$ 242.6 million). Recoveries from Retail loans is Rs. 16,590.9 million and from wholesale loans is Rs. 186.2 million.

The unallocated allowance is assessed at each period end and the increase/(decrease), as the case may be is recorded in the income statement under allowances for credit losses. There is no transfer of amounts to or from the unallocated category to the specific category.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Troubled debt restructuring (TDR)

When the Bank grants a concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, the loans are re-measured to reflect the impact, if any, on projected cash flows resulting from the modified terms. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible.

The following table summarizes the Bank’s TDR modifications during the fiscal year ended March 31, 2018 and March 31, 2019 presented by primary modification type and includes the financial effects of these modifications.

Fiscal year ended March 31, 2018
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
(In millions)
Retail Loans:
Retail business banking	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		—		—		—		—		—		—

Total (4)	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2018 comprised of nil case.

	Fiscal year ended March 31, 2019
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail Loans:
Retail business banking	Rs.	17.9	Rs.	—	Rs.	17.9	Rs.	—	Rs.	—	Rs.	4.5
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		—		—		—		—		—		—

Total (4)	Rs.	17.9	Rs.	—	Rs.	17.9	Rs.	—	Rs.	—	Rs.	4.5

Total (4)	US$	0.3	US$	—	US$	0.3	US$	—	US$	—	US$	0.1

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2019 comprised of one case.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

As of March 31, 2019
recorded investments
(In millions)
Retail loans:
Retail business banking	Rs.	—
Commercial vehicle and construction equipment finance		—
Wholesale loans		—

Total	Rs.	—

Total	US$	—

Interest on loans by facility are as follows:

	Fiscal year ended March 31,
	2017		2018		2019		2019
	(In millions)
Wholesale loans	Rs.	134,543.1	Rs.	152,124.6	Rs.	199,928.0	US$	2,890.8
Retail loans		418,143.7		515,334.1		627,755.0		9,076.9

Total	Rs.	552,686.8	Rs.	667,458.7	Rs.	827,683.0	US$	11,967.7

10. Sales/transfer of receivables

The following table summarizes the cash flows received during the years ended March 31, 2017, March 31, 2018 and March 31, 2019 from customers and paid to SPEs/transferees on securitized/ transferred performing loans:

	Fiscal year ended March 31,
	2017		2018		2019		2019
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	471.1	Rs.	303.9	Rs.	233.5	US$	3.4
Payments made		444.7		301.8		237.7		3.4
Cash flows on retained interests	Rs.	26.6	Rs.	3.8	Rs.	2.1	US$	—

Other key disclosures are as follows:

	As of March 31,
	2018		2019		2019
	(In millions)
Transferred receivables with continuing involvement	Rs.	575.4	Rs.	398.4	US$	5.8
Delinquencies		230.7		253.8		3.7
Credit losses		212.3		242.0		3.5
Retained interest in sold receivables		22.8		15.9		0.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2018 and March 31, 2019 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2018		2019		2019
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	2.4	Rs.	1.7	US$	—
Impact of 20% adverse change		4.6		3.3		—
Expected credit losses:
Impact of 10% adverse change		3.1		2.3		—
Impact of 20% adverse change		6.2		4.5		0.1

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

In the case of wholesale loans, while the Bank generally lends on a cash-flow basis, it also requires collateral which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities) from a large number of the Bank’s borrowers. The Bank’s retail loans are generally secured by a charge on the asset financed (vehicle loans, property loans and loans against gold and securities). Retail business banking loans are secured with current assets as well as immovable property and fixed assets in some cases. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, the Bank would, as applicable, liquidate collateral and/or set off accounts. The maximum estimated loss that would be incurred under severe, hypothetical circumstances, for which the Bank believes the possibility is extremely remote, such as where the value of the Bank’s interests and any associated collateral declines to zero, without any consideration of recovery or offset is determined as the carrying values of the instruments as given in the below table.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s portfolio of loans, credit substitute securities and non-funded exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2018 and March 31, 2019 the exposures are as set forth below.

	As of March 31, 2018
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	1,948,328.2	Rs.	—	Rs.	665.4	Rs.	1,948,993.6	22.7
Retail trade		385,217.8		1,181.4		13,091.9		399,491.1	4.6
NBFC/Financial Intermediaries		231,249.9		110,494.4		6,888.5		348,632.8	4.1
Automobile & Auto Ancillary		299,680.3		13,105.7		30,876.7		343,662.7	4.0
Consumer Services		308,333.2		3,461.5		14,077.5		325,872.2	3.8
Agriculture Production — Food		318,643.5		497.9		614.9		319,756.3	3.7
Road Transportation		310,740.7		—		5,247.2		315,987.9	3.7
Real Estate & Property Services		233,700.5		1,982.5		27,280.7		262,963.7	3.1
Engineering		133,216.6		2,470.7		99,933.4		235,620.7	2.7
Power		159,239.8		34,738.6		36,017.7		229,996.1	2.7
Food & Beverage		210,780.7		586.8		14,210.0		225,577.5	2.6
Business Services		207,868.8		946.6		7,738.7		216,554.1	2.5
Agriculture Production — Non Food		199,451.2		—		9.0		199,460.2	2.3
Wholesale Trade — Non Industrial		180,841.8		2,239.4		11,945.7		195,026.9	2.3
Wholesale Trade — Industrial		167,253.4		103.9		27,470.1		194,827.4	2.3
Textiles & Garments		159,873.4		4,602.7		20,496.0		184,972.1	2.2
Infrastructure Development		109,841.9		9,762.5		55,773.0		175,377.4	2.0
Telecom		125,842.1		21,629.8		27,802.9		175,274.8	2.0
Iron & Steel		135,431.1		2,583.1		36,184.6		174,198.8	2.0
Housing Finance Companies		110,961.6		60,818.6		585.2		172,365.4	2.0
Others (none greater than 2%)		1,439,682.5		52,825.4		460,885.5		1,953,393.4	22.7

Total	Rs.	7,376,179.0	Rs.	324,031.5	Rs.	897,794.6	Rs.	8,598,005.1	100.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2019
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	2,477,945.6	Rs.	—	Rs.	1,552.1	Rs.	2,479,497.7	US$	35,851.6	23.5
Retail trade		445,757.8		1,170.7		15,051.6		461,980.1		6,679.9	4.4
NBFC/Financial Intermediaries		311,477.1		98,274.0		13,203.1		422,954.2		6,115.6	4.0
Automobile & Auto Ancillary		352,979.1		10,413.9		32,546.7		395,939.7		5,725.0	3.8
Road Transportation		376,547.1		—		9,808.2		386,355.3		5,586.4	3.7
Consumer Services		354,060.4		3,957.3		13,757.6		371,775.3		5,375.6	3.5
Agriculture Production — Food		330,092.5		—		728.8		330,821.3		4,783.4	3.1
Power		251,169.4		37,188.7		39,998.4		328,356.5		4,747.8	3.1
Telecom		246,272.4		21,288.6		26,245.9		293,806.9		4,248.2	2.8
Real Estate & Property Services		257,056.8		1,978.8		33,482.7		292,518.3		4,229.6	2.8
Engineering		159,462.7		1,557.3		120,816.0		281,836.0		4,075.1	2.7
Food & Beverage		233,798.9		—		15,325.7		249,124.6		3,602.1	2.4
Business Services		236,853.7		249.2		11,318.3		248,421.2		3,592.0	2.4
Iron & Steel		195,488.6		5,514.4		44,149.5		245,152.5		3,544.7	2.3
Coal & Petroleum Products		92,504.7		705.0		150,857.5		244,067.2		3,529.0	2.3
Wholesale Trade — Industrial		192,708.4		67.8		29,835.7		222,611.9		3,218.8	2.1
Textiles & Garments		187,527.5		4,436.1		26,803.8		218,767.4		3,163.2	2.1
Infrastructure Development		128,273.5		9,035.5		79,596.8		216,905.8		3,136.3	2.1
Wholesale Trade — Non Industrial		200,089.4		248.3		12,218.2		212,555.9		3,073.4	2.0
Others (none greater than 2%)		2,081,399.0		76,801.2		470,669.6		2,628,869.8		38,011.4	24.9

Total	Rs.	9,111,464.6	Rs.	272,886.8	Rs.	1,147,966.2	Rs.	10,532,317.6	US$	152,289.1	100.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s ten largest exposures as of March 31, 2018 and March 31, 2019, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2018
	Funded Exposure		Non-Funded Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	11,615.0	Rs.	79,373.2	Rs.	90,988.2
Borrower 2		80,006.2		87.1		80,093.3
Borrower 3		27,567.3		48,406.0		75,973.3
Borrower 4		59,631.9		13,790.6		73,422.5
Borrower 5		70,012.7		—		70,012.7
Borrower 6		34,673.6		22,396.4		57,070.0
Borrower 7		13,054.6		43,324.0		56,378.6
Borrower 8		6,001.5		48,749.4		54,750.9
Borrower 9		44,367.1		3,300.0		47,667.1
Borrower 10		45,000.0		—		45,000.0

	As of March 31, 2019
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	146,141.2	Rs.	6,457.1	Rs.	152,598.3	US$	2,206.5
Borrower 2		27,488.9		115,089.5		142,578.4		2,061.6
Borrower 3		120,004.3		312.8		120,317.1		1,739.7
Borrower 4		92,271.4		1,200.0		93,471.4		1,351.5
Borrower 5		80,008.5		32.6		80,041.1		1,157.3
Borrower 6		57,604.0		14,843.9		72,447.9		1,047.5
Borrower 7		32,948.9		34,806.0		67,754.9		979.7
Borrower 8		51,283.8		15,163.0		66,446.8		960.8
Borrower 9		43,602.4		22,513.2		66,115.6		956.0
Borrower 10		30,559.1		26,347.9		56,907.0		822.8

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Property and equipment

Property and equipment by asset category is as follows:

	As of March 31,
	2018		2019		2019
	(In millions)
Land and premises	Rs.	17,992.1	Rs.	18,836.5	US$	272.4
Software and systems		24,554.4		29,855.2		431.7
Equipment and furniture		64,927.1		73,601.8		1,064.2

Property and equipment, at cost		107,473.6		122,293.5		1,768.3
Less: Accumulated depreciation		68,505.5		79,105.7		1,143.8

Property and equipment, net	Rs.	38,968.1	Rs.	43,187.8	US$	624.5

Depreciation and amortization charged for the years ended March 31, 2017, March 31,2018 and March 31, 2019 was Rs. 8,876.9 million, Rs. 9,678.9 million and Rs. 12,247.8 million (US$ 177.1 million), respectively.

13. Goodwill and other intangible assets

Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 1,083.5 million) for the fiscal year ended March 31, 2018 and the year ended March 31, 2019. The entire amount of goodwill was allocated to the retail business. The table below presents the gross carrying amount, accumulated amortization and net carrying amount, in total and by class of intangible assets as of March 31, 2018 and March 31, 2019:

	As of March 31, 2018						As of March 31, 2019
	Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount		Net carrying amount
							(In millions)
Branch network	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	Rs.	8,335.0	Rs.	8,335.0	Rs.	—	US$	—
Customer list		2,710.0		2,710.0		—		2,710.0		2,710.0		—		—
Core deposit		4,414.0		4,414.0		—		4,414.0		4,414.0		—		—
Favorable leases		543.0		542.0		1.0		543.0		543.0		—		—

Total	Rs.	16,002.0	Rs.	16,001.0	Rs.	1.0	Rs.	16,002.0	Rs.	16,002.0	Rs.	—	US$	—

The aggregate amortization charged for the years ended March 31, 2017, March 31, 2018 and March 31, 2019 was Rs. 3.0 million, Rs. 1.0 million and Rs. 1.0 million, respectively.

The estimated amortization expense for intangible assets for each of the five succeeding twelve months period is nil.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Other assets

Other assets include the following:

	As of March 31,
	2018		2019		2019
	(In millions)
Security deposits for leased property	Rs.	5,004.1	Rs.	5,112.9	US$	73.9
Sundry accounts receivable		23,216.1		49,465.6		715.2
Advance income tax (net of current tax expense)		17,988.3		18,785.7		271.6
Advances		5,510.2		4,213.1		60.9
Prepaid expenses		897.0		1,356.7		19.6
Deposits/Margins paid		5,815.1		8,319.8		120.3
Derivatives (refer to note 24)		50,836.3		132,524.1		1,916.2
Term placements		139,875.9		115,428.4		1,669.0
Others*		49,565.5		60,526.7		875.4

Total	Rs.	298,708.5	Rs.	395,733.0	US$	5,722.1

*

Effective April 1, 2018, the Bank adopted ASU 2016-01(See note 2(w)(ii) to the Consolidated Financial Statements for additional details). The equity securities that were previously reported as AFS securities were reclassified to other assets with carrying value amounting to Rs. 1,267.7 million. Others include equity securities with carrying value amounting to Rs. 1,267.7 million and Rs. 11,483.4 million as at March 31, 2018 and March 31, 2019, respectively. Equity securities include non-marketable equity securities carried at cost Rs. 708.4 million and Rs. 459.4 million as at March 31, 2018 and March 31, 2019, respectively. Unrealised gain recognized in non-interest revenue–other, net Rs 6,717.5 million for the fiscal year ended March 31, 2019.

15. Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2018 and March 31, 2019 were as follows:

	As of March 31,
	2018		2019		2019
	(In millions)
Interest-bearing:
Savings deposits	Rs.	2,237,968.7	Rs.	2,487,001.6	US$	35,960.1
Time deposits		4,455,680.6		5,317,715.9		76,890.1

Total interest-bearing deposits		6,693,649.3		7,804,717.5		112,850.2
Non-interest-bearing deposits		1,190,102.2		1,420,309.4		20,536.6

Total	Rs.	7,883,751.5	Rs.	9,225,026.9	US$	133,386.8

As of March 31, 2018 and March 31, 2019, time deposits of Rs. 3,904,998.5 million and Rs. 4,570,771.1 million, respectively, had a residual maturity of one year or less. The remaining deposits mature between one and ten years.

As of March 31, 2018 and March 31, 2019, time deposits in excess of Rs. 0.1 million aggregated Rs. 4,282,026.0 million and Rs. 5,145,912.9 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2019, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2019
	(In millions)
Due to mature in the fiscal year ending March 31:
2020	Rs.	4,570,771.1	US$	66,089.8
2021		469,740.1		6,792.1
2022		162,234.4		2,345.8
2023		35,359.5		511.3
2024		58,237.5		842.1
Thereafter		21,373.3		309.0

Total	Rs.	5,317,715.9	US$	76,890.1

16. Short-term borrowings

Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2018 and March 31, 2019 comprised of the following:

	As of March 31,
	2018		2019		2019
	(In millions)
Borrowed in the call market	Rs.	28,585.7	Rs.	9,155.9	US$	132.4
Term borrowings from institutions/banks		391,950.0		363,921.2		5,262.0
Foreign currency borrowings		307,066.6		280,980.9		4,062.8
Bills rediscounted		51,599.4		—		—

Total	Rs.	779,201.7	Rs.	654,058.0	US$	9,457.2

Total borrowings outstanding:
Maximum amount outstanding	Rs.	865,997.0	Rs.	957,026.5	US$	13,837.9
Average amount outstanding	Rs.	512,626.7	Rs.	705,161.6	US$	10,196.1
Weighted average interest rate		4.9%		5.3%		5.3%

17. Long-term debt

Long-term debt as of March 31, 2018 and March 31, 2019 comprised of the following:

	As of March 31,
	2018		2019		2019
	(In millions)
Subordinated debt	Rs.	231,070.0	Rs.	211,320.0	US$	3,055.5
Others		701,885.6		833,265.2		12,048.4
Less: Debt issuance cost		(49.3)		(32.2)		(0.5)

Total	Rs.	932,906.3	Rs.	1,044,553.0	US$	15,103.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long-term debt as of March 31, 2018 and March 31, 2019 and the related contractual rates and maturity dates:

	As of,
	March 31, 2018				March 31, 2019
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2019-2028	7.56% to 10.85%	Rs.	151,063.5	2021-2029	7.56% to 10.20%	Rs.	128,315.8	US$	1,855.3
Perpetual debt	2023	8.85%		79,997.3	2023-2029	8.85% to 9.40%		82,997.9		1,200.1
Others*
Variable rate—(1)	2020-2022	2.68% to 3.25%		32,227.2	2020-2022	3.30% to 3.88%		36,288.8		524.7
Variable rate—(2)	2019-2023	7.64% to 10.05%		108,196.7	2020-2024	8.25% to 10.05%		116,615.2		1,686.2
Fixed rate—(1)	2019-2027	6.90% to 10.35%		561,421.6	2020-2029	4.60% to 9.56%		680,335.3		9,837.1

Total			Rs.	932,906.3			Rs.	1,044,553.0	US$	15,103.4

*	Variable rate (1) represent foreign currency debt. Variable rate debt is typically indexed to LIBOR, T-bill rates, Marginal cost of funds based lending rates (MCLR), among others.

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2019
	(In millions)
Due in the twelve months ending March 31:
2020	Rs. 261,201.6	US$	3,776.8
2021	153,384.5		2,217.8
2022	114,697.8		1,658.4
2023	79,464.2		1,149.0
2024	23,050.0		333.3
Thereafter	329,757.0		4,768.0

Total (1)	Rs. 961,555.1	US$	13,903.3

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 82,997.9 million (net of debt issuance cost).

During the fiscal year ended March 31, 2019 the Bank issued subordinated debt amounting to Rs. 6,000.0 million (previous period Rs. 20,000.0 million) and perpetual debt amounting to Rs. 3,000.0 million (previous period Rs. 80,000.0 million). During the fiscal year ended March 31, 2019 the Bank also raised other long-term debt amounting to Rs. 311,093.6 million (previous period Rs. 325,517.1 million).

As of March 31, 2018 and March 31, 2019, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 32,260.9 million and Rs. 36,305.9 million, respectively, and functional currency borrowings aggregating to Rs. 669,624.7 million and Rs. 796,959.3 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Accrued expenses and other liabilities

Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2018	2019	2019
	(In millions)
Bills payable	Rs. 82,217.8	Rs. 70,404.0	US$	1,018.0
Remittances in transit	35,308.9	41,721.1		603.3
Accrued expenses	52,643.5	57,816.9		836.0
Accounts payable	106,510.1	88,212.9		1,275.5
Derivatives (refer to note 24)	56,124.7	128,449.0		1,857.3
Others	58,636.6	80,834.7		1,168.7

Total	Rs.391,441.6	Rs.467,438.6	US$	6,758.8

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2018 and March 31, 2019 was Rs. 351.2 million and Rs. 538.8 million (US$ 7.8 million), respectively.

19. Accumulated other comprehensive income

The below table presents the changes in accumulated other comprehensive income (OCI) after income tax for the years ended March 31, 2018 and March 31, 2019.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2017	Rs.	25,433.1	Rs.	598.5	Rs.	26,031.6
Net unrealized gain/(loss) arising during the period		(21,445.3)		72.1		(21,373.2)
Amounts reclassified to income		(8,455.1)		—		(8,455.1)

Balance, March 31, 2018	Rs.	(4,467.3)	Rs.	670.6	Rs.	(3,796.7)

Balance, March 31, 2018	Rs.	(4,467.3)	Rs.	670.6	Rs.	(3,796.7)
Adjustment to Other Comprehensive Income (loss)		(268.0)		—		(268.0)
Net unrealized gain/(loss) arising during the period		17,105.1		663.9		17,769.0
Amounts reclassified to income		(1,895.5)		—		(1,895.5)

Balance, March 31, 2019	Rs.	10,474.3	Rs.	1,334.5	Rs.	11,808.8

Balance, March 31, 2019	US$	151.5	US$	19.2	US$	170.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related income tax effect for periods ended March 31, 2018 and March 31, 2019.

	As of March 31,
	2018		2019		2019
	(In millions)
Available for sale debt securities:

Realized (gain)/loss on sales of available for sale debt securities, net	Rs.	(13,145.7)	Rs.	(3,994.6)	US$	(57.8)
Other than temporary impairment losses on available for sale debt securities		149.1		1,081.0		15.6

Total before income tax	Rs.	(12,996.6)	Rs.	(2,913.6)	US$	(42.2)
Income tax		4,541.5		1,018.1		14.7

Net of income tax	Rs.	(8,455.1)	Rs.	(1,895.5)	US$	(27.5)

20. Non-interest revenue

Revenue Recognition

Deposit related fees

Deposit-related fees consist of fees earned on consumer deposit activities and are generally recognized when the transaction occurs or as the service is performed. Consumer fees are earned on consumer deposit accounts for account maintenance and various transaction-based services, such as ATM transactions, wire transfer activities, check and money order processing, standing instruction processing, cash management services, etc.

Lending related fees

Lending-related fees generally represent transactional fees earned from certain loan related services, guarantees and letters of credit (LCs).

Third-party products related fees

Third-party products related fees consist of fees earned from distribution of third party products such as insurance and mutual funds.

Payments and cards business fees

Payments and cards business fees includes fees earned from merchant acquiring business and on Credit, Debit, Prepaidor Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over twelve months. Payments business fees includes fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point of sale machines, merchant service charges.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the non-interest revenue disaggregated by revenue source for the fiscal years ended March 31, 2018 and March 31, 2019.

	Fiscal years ended March 31,
	2017		2018		2019		2019
	(In millions)
Deposit related fees	Rs.	20,407.5	Rs.	22,424.9	Rs.	25,383.0	US$	367.0
Lending related fees		26,705.4		31,791.6		30,176.2		436.3
Third-party products related fees		13,813.1		20,908.1		22,000.4		318.1
Payments and cards business fees		25,115.2		34,551.4		47,012.4		679.8
Others		8,079.1		10,384.9		9,583.2		138.6

Fees and commissions	Rs.	94,120.3	Rs.	120,060.9	Rs.	134,155.2	US$	1,939.8

The table below presents the non-interest revenue disaggregated by revenue source for the fiscal years ended March 31, 2017, March 31, 2018 and March 31, 2019.

	Fiscal year ended March 31,
	2017		2018		2019		2019
	(In millions)
Retail Banking	Rs.	86,237.9	Rs.	110,927.2	Rs.	123,070.6	US$	1,779.5
Wholesale Banking		7,695.8		8,985.0		10,839.6		156.7
Treasury Services		186.6		148.7		245.0		3.6

Fees and commissions	Rs.	94,120.3	Rs.	120,060.9	Rs.	134,155.2	US$	1,939.8

21. Income taxes

Income tax expense is comprised of the following:

	Fiscal year ended March 31,
	2017		2018		2019		2019
	(In millions)
Current tax expense	Rs.	84,273.5	Rs.	108,676.0	Rs.	128,050.2	US$	1,851.5
Deferred tax (benefit) expense		(5,048.6)		(10,403.5)		(8,129.4)		(117.6)
Interest on income tax refund		—		—		(527.3)		(7.6)

Income tax expense	Rs.	79,224.9	Rs.	98,272.5	Rs.	119,393.5	US$	1,726.3

Income before income tax expense and income tax expense are substantially all from India.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is the reconciliation of income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Fiscal year ended March 31,
	2017		2018		2019		2019
	(In millions)
Income before income tax expense	Rs.	219,965.5	Rs.	277,106.4	Rs.	339,959.0	US$	4,915.5
Statutory income tax rate		34.61%		34.61%		34.94%		34.94%
Expected income tax expense		76,125.7		95,901.0		118,795.3		1,717.7
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund		—		—		(343.0)		(5.0)
Stock-based compensation		2,839.0		2,282.3		1,867.2		27.0
Income exempt from taxes		(997.2)		(524.8)		(1,422.8)		(20.6)
Effect of change in statutory tax rate		—		(209.2)		—		—
Other, net		1,257.4		823.2		496.8		7.2

Income tax expense	Rs.	79,224.9	Rs.	98,272.5	Rs.	119,393.5	US$	1,726.3

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2018		2019		2019
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	30,732.5	Rs.	39,604.8	US$	572.7
Unrealized loss on available for sale debt securities		2,491.2		—		—
Property and equipment		—		383.8		5.5
Derivatives		309.8		289.1		4.2
Employee benefits		1,905.5		2,063.1		29.8
Others*		4,718.5		5,511.9		79.7

Deferred tax asset		40,157.5		47,852.7		691.9

Taxable temporary differences:
Property and equipment		434.0		—		—
Loan origination cost and fees		4,957.9		5,606.3		81.1
Investments, others		479.2		2,677.0		38.7
Unrealized gain on available for sale debt securities		—		5,680.2		82.1
Intangible assets		0.3		—		—

Deferred tax liability		5,871.4		13,963.5		201.9

Net deferred tax asset (liability)	Rs.	34,286.1	Rs.	33,889.2	US$	490.0

*	includes deductible temporary differences relating to accrued expenses and other liabilities Rs. 3,400.5 million and Rs. 4,310.4 million as at March 31, 2018 and March 31, 2019, respectively.

Management believes that the realization of the recognized deferred tax assets is more likely than not and the realization is predominantly based on expectations as to future pretax income.

The total unrecognized tax benefit as of March 31, 2018 and March 31, 2019 is Rs. 648.3 million and Rs. 14,448.1 million, respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax authorities) is pending from fiscal 2017 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
	2018		2019		2019
	(In millions)
Opening balance	Rs.	648.3	Rs.	648.3	US$	9.4
Increase/(decrease) related to prior year tax positions		—		13,799.8		199.5

Closing balance	Rs.	648.3	Rs.	14,448.1	US$	208.9

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs. 14,448.1 million as of March 31, 2019 and thereby would affect the Bank’s effective tax rate. There is no tax liability relating to the above unrecognized tax benefits.

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

Employees Stock Option Scheme(ESOP):

The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D”, in June 2010 Plan “E”, in June 2013 Plan “F”, in July 2016 Plan “G” of the Employees’ Stock Option Scheme (the “Plan”). The Bank reserved 50.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D” the Bank reserved 75.0 million equity shares with an aggregate nominal value of Rs.150.0 million. The Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 200.0 million, for issuance under each Plan “E”, “F” and “G”. Under the terms of each of these Plans, the Bank may issue stock options to employees and whole time directors of the Bank, each of which is convertible into one equity share.

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 4, 2017 and April 21, 2017, the NRC approved, under Plan F, the grant of 16,865,850 options (Scheme XXVII) and the grant of 16,200 options (Scheme XXVIII), respectively, to the employees of the Bank. On September 1, 2018, September 29, 2018 and February 2, 2019 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 19,119,000 options (Scheme XXIX), the grant of 440,000 options (Scheme XXX) and the grant of 336,000 options (Scheme XXXI), respectively, to the employees of the Bank.

Modification of employee stock option schemes

During the periods ended March 31, 2017, March 31, 2018 and March 31, 2019, there were no modifications to employee stock option schemes.

Assumptions used

The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Years ended March 31,
	2017	2018	2019
Dividend yield	—	0.65%-0.66%	0.62%-0.65%
Expected volatility	—	19.94%-21.65%	14.53%-18.68%
Risk-free interest rate	—	6.73%-7.20%	7.23%-8.31%
Expected term (in years)	—	4.66-6.06	2.78-5.16

The Bank recognizes compensation expense related to stock and option awards over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

Activity and other details

Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted year ending March 31,
	2017	2018	2019
Options available to be granted, beginning of period	31,534,850	133,673,650	117,841,600
Equity shares allocated for grant under the plan	100,000,000	—	—
Options granted	—	(16,882,050)	(19,895,000)
Forfeited/lapsed	2,138,800	1,050,000	3,260,085

Options available to be granted, end of period	133,673,650	117,841,600	101,206,685

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2017			2018			2019
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	128,654,300	Rs.	840.19	92,156,300	Rs.	904.97	75,443,800	Rs.	1,050.22
Granted	—		—	16,882,050		1,433.23	19,895,000		2,060.47
Exercised	(34,359,200)		658.20	(32,544,550)		837.59	(23,772,304)		925.79
Forfeited	(1,992,500)		981.44	(986,800)		1,055.59	(3,205,385)		1,518.42
Lapsed	(146,300)		857.61	(63,200)		963.45	(54,700)		837.10

Options outstanding, end of period	92,156,300	Rs.	904.97	75,443,800	Rs.	1,050.22	68,306,411	Rs.	1,365.97

Options exercisable, end of period	56,314,000	Rs.	835.06	46,810,250	Rs.	901.44	40,304,861	Rs.	1,017.78
Weighted average fair value of options granted during the year		Rs.	—		Rs.	464.17		Rs.	525.57

The following summarizes information about stock options outstanding as of March 31, 2019:

		As of March 31, 2019
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.680.00 to Rs.835.50 (or US$ 9.83 to US$ 12.08)	1,537,400	0.87	685.70
Plan D	Rs.680.00 (or US$ 9.83)	659,900	0.97	680.00
Plan E	Rs.680.00 (or US$ 9.83)	2,498,700	0.96	680.00
Plan F	Rs.835.50 to Rs. 1,462.15 (or US$ 12.08 to US$ 21.14)	44,238,411	2.71	1,134.48
Plan G	Rs.2,006.05 to Rs. 2,090.45 (or US$ 29.01 to US$ 30.23)	19,372,000	3.57	2,060.45

The intrinsic value, of options exercised during the years ended March 31, 2017, March 31, 2018 and March 31, 2019 at grant date was Rs. 140.7 million, Rs. 28.8 million and nil, respectively, and at exercise date was Rs. 26,951.4 million, Rs. 34,123.2 million and Rs. 33,117.4 million, respectively. The aggregate intrinsic value as of grant date and as at March 31, 2019 attributable to options which are outstanding as on March 31, 2019 was Rs. 0.6 million (previous year Rs. 0.6 million) and Rs. 65,091.1 million (previous year Rs. 63,062.0 million), respectively. The aggregate intrinsic value as at grant date and as at March 31, 2019 attributable to options exercisable as on March 31, 2019 was Rs. 0.2 million (previous year nil) and was Rs. 52,441.6 million (previous year Rs. 46,092.3 million), respectively. Total stock compensation cost (including on modification) recognized under these plans was Rs. 8,203.2 million, Rs. 6,594.6 million and Rs. 5,343.3 million during the years ended March 31, 2017, March 31, 2018 and March 31, 2019, respectively. There is no income tax benefit recognized associated with share-based compensation expense. As of March 31, 2019, there were 28,001,550 (previous year 28,633,550) unvested options with weighted average exercise price of Rs. 1,867.2 (previous year Rs. 1,293.5) and aggregate intrinsic value at grant date and as at March 31, 2019 was Rs. 0.3 million (previous year Rs. 0.6 million) and Rs.12,649.5 million (previous year Rs. 16,969.6 million), respectively. As at March 31, 2019, the total estimated compensation cost to be recognized in future periods was Rs.7,065.9 million (previous year Rs. 4,168.8 million). This is expected to be recognized over a weighted average period of 0.92 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. Retirement benefits

Gratuity

In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, resignation, death while in employment or on termination of employment in an amount equivalent to 15 days’ eligible salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by said insurance companies, and in respect of certain employees, the Bank makes contributions to a fund set up for the purpose and administered by the board of trustees. The contributions are invested in specific designated instruments as permitted by Indian law. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an actuarial valuation done on March 31 of every year.

The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2018 and March 31, 2019:

	As of March 31,
	2018		2019		2019
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	5,225.6	Rs.	5,975.5	US$	86.4
Service cost		741.0		820.6		11.9
Interest cost		392.2		476.7		6.9
Actuarial(gains)/ losses		97.8		(46.4)		(0.7)
Benefits paid		(481.1)		(572.9)		(8.3)

Projected benefit obligation, end of the period		5,975.5		6,653.5		96.2

Change in plan assets:
Fair value of plan assets, beginning of the period		3,902.2		4,573.4		66.1
Expected return on plan assets		297.4		347.4		5.0
Actuarial gains/(losses)		12.7		130.2		1.9

Actual return on plan assets		310.1		477.6		6.9
Employer contributions		842.2		1,023.7		14.8
Benefits paid		(481.1)		(572.9)		(8.3)

Fair value of plan assets, end of the period		4,573.4		5,501.8		79.5

Funded Status	Rs.	(1,402.1)	Rs.	(1,151.7)	US$	(16.7)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 1,096.8 million. The accumulated benefit obligation as of March 31, 2018 and March 31, 2019 was Rs. 3,363.1 million and Rs. 3,777.3 million, respectively. The vested accumulated benefit obligation as on March 31, 2018 and March 31, 2019 was Rs. 3,032.9 million and Rs. 3,292.4 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gratuity cost for the years ended March 31, 2017, March 31, 2018 and March 31, 2019 was comprised of the following components:

	Fiscal years ended March 31,
	2017		2018		2019		2019
	(In millions)
Service cost	Rs.	860.6	Rs.	741.0	Rs.	820.6	US$	11.9
Interest cost		454.6		392.2		476.7		6.9
Expected return on plan assets		(389.7)		(297.4)		(347.4)		(5.0)
Actuarial (gains)/losses		287.6		85.1		(176.6)		(2.6)

Net gratuity cost*	Rs.	1,213.1	Rs.	920.9	Rs.	773.3	US$	11.2

*

Effective April 1, 2018, the Bank adopted ASU 2017-07 Compensation- Retirement Benefits (Topic 715) -Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. Accordingly, service cost is reported in the Consolidated Statements of Income in line Non-interest expense-salaries and staff benefits and other components of net benefit cost is reported in the Consolidated Statements of Income in line Non-interest expense –Administrative and other. The amendments have been applied retrospectively.

The assumptions used in accounting for the gratuity plan are set out below:

Fiscal years ended March 31,
	2017	2018	2019
(% per annum)
Discount rate*	6.8-8.1	7.4-8.0	7.2-8.4
Rate of increase in compensation levels of covered employees	5.0-12.0	5.0-11.0	5.0-9.0
Rate of return on plan assets	7.0-7.6	7.0-8.0	7.0-7.2

Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.

The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2020	Rs.	847.8
2021		713.9
2022		604.1
2023		527.1
2024		470.2
2025 - 2029		1,906.5

The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2019.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2019, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2019
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	76.9%	15.7%	36.0%
Debenture and bonds	17.3%	29.5%	48.8%
Equity securities	5.5%	53.3%	—
Other	0.3%	1.5%	15.2%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2019 are provided separately.

Pension

In respect of pensions payable to certain erstwhile CBoP employees, which are payable pursuant to a defined benefit scheme, the Bank contributes 10% of basic salary to a pension fund set up by the Bank and administered by the board of trustees and the balance amount is provided based on an actuarial valuation at the balance sheet date conducted by an independent actuary. In respect of employees who have moved to a cost to company (CTC) driven compensation structure and have completed services up to 15 years as on the date of movement to a CTC driven compensation structure, any contribution made until such date, and any additional one-time contribution made for employees (who have completed more than 10 years but less than 15 years) stand frozen and will be converted into an annuity on separation after a lock-in-period of two years. Hence for this category of employees, liability stands frozen and no additional provision is required except for interest, if any. In respect of employees who accepted the offer and have completed services for more than 15 years, the pension would be paid based on the employee’s salary as of the date of movement to a CTC driven compensation structure and a provision is made based on an actuarial valuation at the balance sheet date conducted by an independent actuary.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2018 and March 31, 2019:

	As of March 31,
	2018		2019		2019
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	722.2	Rs.	722.8	US$	10.5
Service cost		7.6		7.7		0.1
Interest cost		57.9		66.3		1.0
Actuarial (gains)/losses		22.6		6.5		0.1
Benefits paid		(87.5)		(125.7)		(1.8)

Projected benefit obligation, end of the period		722.8		677.6		9.9

Change in plan assets:
Fair value of plan assets, beginning of the period		361.6		313.0		4.5
Expected return on plan assets		23.6		18.6		0.3
Actuarial gains/(losses)		5.9		4.8		0.1

Actual return on plan assets		29.5		23.4		0.4
Employer contributions		9.4		8.8		0.1
Benefits paid		(87.5)		(125.7)		(1.8)

Fair value of plan assets, end of the period		313.0		219.5		3.2

Funded Status	Rs.	(409.8)	Rs.	(458.1)	US$	(6.7)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 140.5 million. The accumulated benefit obligation as of March 31, 2018 and March 31, 2019 was Rs. 502.1 million and Rs. 468.3 million, respectively. The vested accumulated benefit obligation as of March 31, 2018 and March 31, 2019 was Rs. 473.7 million and Rs. 455.5 million, respectively.

Net pension cost for the years ended March 31, 2017, March 31, 2018 and March 31, 2019 was comprised of the following components:

	As of March 31,
	2017		2018		2019		2019
	(In millions)
Service cost	Rs.	12.9	Rs.	7.6	Rs.	7.7	US$	0.1
Interest cost		53.4		57.9		66.3		1.0
Expected return on plan assets		(26.1)		(23.6)		(18.6)		(0.3)
Actuarial (gains)/losses		17.7		16.7		1.7		—

Net pension cost*	Rs.	57.9	Rs.	58.6	Rs.	57.1	US$	0.8

*

Effective April 1, 2018, the Bank adopted ASU 2017-07 Compensation- Retirement Benefits (Topic 715) -Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. Accordingly, service cost is reported in the Consolidated Statements of Income in line Non-interest expense-salaries and staff benefits and other components of net benefit cost is reported in the Consolidated Statements of Income in line Non-interest expense –Administrative and other. The amendments have been applied retrospectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2017	2018	2019
	(% per annum)
Discount rate*	8.1	8.0	8.4
Rate of increase in compensation levels of covered employees	8.0	8.0	8.0
Rate of return on plan assets	7.0	7.0	7.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2020	Rs.	107.7
2021		97.5
2022		54.2
2023		26.6
2024		42.8
2025-2029		117.5

The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2019.

The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2019 is as follows:

Asset category	Funds managed by trust
Government securities	8.5%
Debenture and bonds	91.5%
Other	—%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 32 – Fair value measurements.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2018 and March 31, 2019 are summarized in the table below.

	As of March 31, 2018						As of March 31, 2019
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	519.9	Rs.	—	Rs.	—	Rs.	625.0
Funds managed by insurance company (2)		—		3,797.4		—		—		4,632.5		—
Funds managed by trust
— Government securities		—		106.0		—		—		106.6		—
— Debenture and bonds		—		372.4		—		—		320.1		—
— Others		90.7		—		—		37.1		—		—

Total	Rs.	90.7	Rs.	4,275.8	Rs.	519.9	Rs.	37.1	Rs.	5,059.2	Rs.	625.0

							US$	0.5	US$	73.2	US$	9.0

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2018 and 2019.

	Funds managed by Insurance companies as of March 31,
	2018		2019		2019
	(In millions)
Particulars
Opening balance	Rs.	457.7	Rs.	519.9	US$	7.5
Realized interest credited to fund		40.6		36.7		0.5
Contribution during the period		93.2		88.6		1.3
Amount paid towards claim		(71.6)		(20.2)		(0.3)

Closing balance	Rs.	519.9	Rs.	625.0	US$	9.0

Superannuation

Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the insurance companies in India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 786.7 million, Rs. 676.8 million and Rs. 1,034.1 million to the superannuation plan for the years ended March 31, 2017, March 31, 2018 and March 31, 2019, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provident fund

In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 2,920.0 million, Rs. 3,081.4 million and Rs. 3,312.1 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the years ended March 31, 2017, March 31, 2018 and March 31, 2019, respectively. The Hon’ble Supreme Court of India issued an order dated February 28, 2019 relating to employer’s contribution to the provident fund under the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952. Based on external legal opinion, the Bank has concluded the abovementioned order is applicable prospectively and hence it is not probable that there will be an outflow of resources in relation to past periods.

National Pension Scheme

In respect of employees who opt for contribution to the National Pension Scheme, the Bank contributes a certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 27.6 million and Rs. 32.7 million to the National Pension Scheme for the fiscal years ended March 31, 2018 and March 31, 2019, respectively.

Compensated absences

The Bank has provided for unutilized leave balances as on March 31, 2019 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.

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

The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2018 and March 31, 2019, together with the fair values on each reporting date.

	As of March 31, 2018
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	3,084,700.1	Rs.	10,618.3	Rs.	9,520.9	Rs.	1,097.4
Forward rate agreements		2,073.1		2.5		2.6		(0.1)
Currency options		234,613.3		1,863.1		2,361.6		(498.5)
Currency swaps		161,301.3		4,929.0		4,882.5		46.5
Forward exchange contracts		4,344,675.7		33,423.4		39,357.1		(5,933.7)

Total	Rs.	7,827,363.5	Rs.	50,836.3	Rs.	56,124.7	Rs.	(5,288.4)

	As of March 31, 2019
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	3,159,867.1	Rs.	27,932.0	Rs.	27,102.8	Rs.	829.2	US$	45,689.2	US$	12.0
Forward rate agreements		—		—		—		—		—		—
Currency options		282,096.9		2,326.1		2,617.2		(291.1)		4,078.9		(4.2)
Currency swaps		197,044.2		5,841.0		4,070.7		1,770.3		2,849.1		25.6
Forward exchange contracts		5,561,859.5		96,425.0		94,658.3		1,766.7		80,420.2		25.5

Total	Rs.	9,200,867.7	Rs.	132,524.1	Rs.	128,449.0	Rs.	4,075.1	US$	133,037.4	US$	58.9

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2017		2018		2019		2019
	(In millions)
Interest rate derivatives	Rs.	399.3	Rs.	1,027.5	Rs.	736.4	US$	10.6
Forward rate agreements		1.2		0.5		0.1		—
Currency options		677.7		(15.0)		(262.5)		(3.8)
Currency swaps		(2,453.4)		(1,706.9)		1,045.0		15.1
Forward exchange contracts		(4,363.3)		7,436.5		10,890.1		157.5

Total gains/(losses)	Rs.	(5,738.5)	Rs.	6,742.6	Rs.	12,409.1	US$	179.4

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

	As of March 31, 2018
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	50,836.3	Rs.	—	Rs.	50,836.3	Rs.	34,782.9	Rs.	4,297.0	Rs.	11,756.4
Securities purchased under agreements to resell		650,018.6		—		650,018.6		—		650,018.6		—
Financial liabilities
Derivative liabilities	Rs.	56,124.7	Rs.	—	Rs.	56,124.7	Rs.	34,782.9	Rs.	378.3	Rs.	20,963.5
Securities sold under repurchase agreements		138,000.0		—		138,000.0		—		138,000.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2019
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	132,524.1	Rs.	—	Rs.	132,524.1	Rs.	104,025.7	Rs.	2,651.7	Rs.	25,846.7	US$	373.7
Securities purchased under agreements to resell		76,213.5		—		76,213.5		—		76,213.5		—		—
Financial liabilities
Derivative liabilities	Rs.	128,449.0	Rs.	—	Rs.	128,449.0	Rs.	104,025.7	Rs.	3,098.1	Rs.	21,325.2	US$	308.3
Securities sold under repurchase agreements		174,000.0		—		174,000.0		—		174,000.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees

As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case-by-case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 26.6 years.

The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.

In accordance with FASB ASC 460-10 the Bank has recognized a liability of Rs. 2,825.4 million and Rs. 3,544.4 million as of March 31, 2018 and March 31, 2019, respectively, in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, the Bank has recognized a liability of Rs. 2,545.2 million and Rs. 2,589.5 million as of March 31, 2018 and March 31, 2019, respectively.

Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2018		2019		2019
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	237,417.3	Rs.	254,075.9	US$	3,673.7
Performance guarantees		214,088.3		285,748.4		4,131.7
Documentary credits		395,452.7		475,617.8		6,877.1

Total	Rs.	846,958.3	Rs.	1,015,442.1	US$	14,682.5

Estimated fair values:
Guarantees	Rs.	(2,825.4)	Rs.	(3,544.4)	US$	(51.2)
Documentary credits		(406.1)		(501.7)		(7.3)

Total	Rs.	(3,231.5)	Rs.	(4,046.1)	US$	(58.5)

As part of its risk management activities, the Bank continuously monitors the credit-worthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 103.9 billion and Rs. 99.5 billion as of March 31, 2018 and March 31, 2019, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.

Undrawn commitments

The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 452.0 billion and Rs. 452.9 billion (US$ 6.5 billion) as of March 31, 2018 and March 31, 2019, respectively. Among other things, the making of a loan is subject to a review of the credit-worthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 2,738.5 billion and Rs. 3,150.9 billion (US$ 45.6 billion) as of March 31, 2018 and March 31, 2019, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Estimated fair value of financial instruments

The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2018 and March 31, 2019. The estimated fair value amounts as of March 31, 2018 and March 31, 2019 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2018										March 31, 2019
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs.	574,151.0	Rs.	574,151.0	Rs.	—	Rs.	—	Rs.	574,151.0	Rs.	734,872.6	Rs.	734,872.6	Rs.	—	Rs.	—	Rs.	734,872.6	US$	10,625.7	US$	10,625.7
Investments held for trading		167,513.9		3,652.4		163,861.5		—		167,513.9		265,516.1		1,999.6		263,516.5		—		265,516.1		3,839.2		3,839.2
Investments available for sale debt securities		2,221,443.3		4,009.7		2,198,899.0		18,534.6		2,221,443.3		2,633,348.4		34,807.2		2,559,728.3		38,812.9		2,633,348.4		38,076.2		38,076.2
Securities purchased under agreements to resell		650,018.6		—		650,018.6		—		650,018.6		76,213.5		—		76,213.5		—		76,213.5		1,102.0		1,102.0
Loans		7,263,671.8		—		2,078,100.0		5,218,275.8		7,296,375.8		8,963,232.6		—		2,593,533.9		6,378,523.8		8,972,057.7		129,601.3		129,729.0
Accrued interest receivable		77,894.7		—		77,894.7		—		77,894.7		93,031.7		—		93,031.7		—		93,031.7		1,345.2		1,345.2
Other assets		248,805.3		559.3		246,590.6		—		247,149.9		344,873.6		2,390.1		340,767.5		—		343,157.6		4,986.6		4,961.8
Financial Liabilities :
Interest-bearing deposits		6,693,649.3		—		6,716,360.3		—		6,716,360.3		7,804,717.5		—		7,826,794.0		—		7,826,794.0		112,850.2		113,169.4
Non-interest-bearing deposits		1,190,102.2		—		1,190,102.2		—		1,190,102.2		1,420,309.4		—		1,420,309.4		—		1,420,309.4		20,536.6		20,536.6
Securities sold under repurchase agreements		138,000.0		—		138,000.0		—		138,000.0		174,000.0		—		174,000.0		—		174,000.0		2,515.9		2,515.9
Short-term borrowings		779,201.7		—		779,418.7		—		779,418.7		654,058.0		—		655,215.2		—		655,215.2		9,457.2		9,473.9
Accrued interest payable		65,514.4		—		65,514.4		—		65,514.4		79,372.5		—		79,372.5		—		79,372.5		1,147.7		1,147.7
Long-term debt		932,906.3		—		943,813.5		—		943,813.5		1,044,553.0		—		1,061,687.0		—		1,061,687.0		15,103.4		15,351.2
Accrued expenses and other liabilities		301,871.0		—		301,871.0		—		301,871.0		366,071.3		—		366,071.3		—		366,071.3		5,293.1		5,293.1

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the years ended March 31, 2017, March 31, 2018 and March 31, 2019:

	Fiscal year ended March 31,
	2017								2018
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	188,803.6	Rs.	159,644.3	Rs.	3,347.7	Rs.	351,795.6	Rs.	279,198.3	Rs.	120,341.3	Rs.	23,611.0	Rs.	423,150.6
Net interest income/(expense) (Internal)		97,969.3		(100,757.5)		2,788.2		—		65,690.2		(48,571.1)		(17,119.1)		—
Net interest revenue		286,772.9		58,886.8		6,135.9		351,795.6		344,888.5		71,770.2		6,491.9		423,150.6
Less: Provision for credit losses		31,341.7		6,609.7		—		37,951.4		52,577.1		6,820.7		—		59,397.8

Net interest revenue, after allowance for credit losses		255,431.2		52,277.1		6,135.9		313,844.2		292,311.4		64,949.5		6,491.9		363,752.8
Non-interest revenue		95,914.4		11,090.1		3,321.6		110,326.1		122,582.6		12,674.1		9,350.3		144,607.0
Non-interest expense		(187,591.4)		(15,352.0)		(1,261.4)		(204,204.8)		(210,257.2)		(19,792.1)		(1,204.1)		(231,253.4)

Income before income tax	Rs.	163,754.2	Rs.	48,015.2	Rs.	8,196.1	Rs.	219,965.5	Rs.	204,636.8	Rs.	57,831.5	Rs.	14,638.1	Rs.	277,106.4

Income tax expense							Rs.	79,224.9							Rs.	98,272.5

Segment assets:
Segment total assets	Rs.	4,987,187.1	Rs.	3,346,273.0	Rs.	733,520.4	Rs.	9,066,980.5	Rs.	6,351,601.7	Rs.	4,140,606.7	Rs.	875,100.4	Rs.	11,367,308.8

	Fiscal year ended March 31,
	2019
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	336,677.1	Rs.	140,085.0	Rs.	30,743.5	Rs.	507,505.6	US$	7,338.1
Net interest income/(expense) (Internal)		62,339.1		(43,842.8)		(18,496.3)		—		—
Net interest revenue		399,016.2		96,242.2		12,247.2		507,505.6		7,338.1
Less: Provision for credit losses		64,051.0		8,228.3		—		72,279.3		1,045.1

Net interest revenue, after allowance for credit losses		334,965.2		88,013.9		12,247.2		435,226.3		6,293.0
Non-interest revenue		138,783.0		23,789.6		(2,450.4)		160,122.2		2,315.2
Non-interest expense		(230,726.5)		(22,744.8)		(1,918.2)		(255,389.5)		(3,692.7)

Income before income tax	Rs.	243,021.7	Rs.	89,058.7	Rs.	7,878.6	Rs.	339,959.0	US$	4,915.5

Income tax expense							Rs.	119,393.5	US$	1,726.3

Segment assets:
Segment total assets	Rs.	7,432,733.8	Rs.	4,732,290.7	Rs.	1,115,049.1	Rs.	13,280,073.6	US$	192,019.7

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Commitments and contingencies

Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:

Capital commitments

The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2018 and March 31, 2019 aggregated Rs. 5,196.7 million and Rs. 5,503.6 million, respectively.

Contingencies

The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2019 aggregated to Rs. 8,936.3 million (previous year Rs. 8,398.3 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.

Lease commitments

The Bank is party to operating leases for certain of its office premises, employee residences and ATMs, with a renewal at the option of the Bank. The Bank has sub-leased certain of its properties taken on lease. The rental expenses and sub-lease income is as follows:

	As of March 31,
	2017		2018		2019		2019
	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	11,548.5	Rs.	12,311.3	Rs.	12,700.8	US$	183.6

The future minimum lease payments as of March 31, 2019 were as follows:

Year ending March 31,	Payments
	(In millions)
2020	Rs.	10,538.6	US$	152.4
2021		9,921.4		143.5
2022		9,100.7		131.6
2023		8,137.3		117.7
2024		7,104.2		102.7
Thereafter		41,090.6		594.1

Total	Rs.	85,892.8	US$	1,242.0

The terms of renewal and escalation clauses are those normally prevalent in similar agreements. There are no undue restrictions or onerous clauses in the agreements.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reward points

The movement in provision for credit card and debit card reward points as of March 31, 2018 and March 31, 2019 is as follows:

	As of March 31,
	2018		2019		2019
	(In millions)
Opening provision of reward points	Rs.	4,312.4	Rs.	4,711.2	US$	68.1
Provision made during the year		2,650.9		3,747.3		54.2
Utilization/write back of provision		(2,220.7)		(2,555.9)		(37.0)
Effect of change in rate of accrual of reward points		1.3		91.5		1.3
Effect of change in cost of reward points		(32.7)		36.8		0.5

Closing provision of reward points	Rs.	4,711.2	Rs.	6,030.9	US$	87.1

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

Balances payable to related parties are as follows:

	As of March 31,
	2018						2019
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	21,758.0	Rs.	11,771.8	Rs.	33,529.8	Rs.	32,176.8	Rs.	14,170.1	Rs.	46,346.9	US$	670.1
Balances in interest-bearing deposits		10,749.7		1,905.0		12,654.7		733.1		1,732.9		2,466.0		35.7
Accrued expenses and other liabilities		327.8		—		327.8		836.4		—		836.4		12.1

Total	Rs.	32,835.5	Rs.	13,676.8	Rs.	46,512.3	Rs.	33,746.3	Rs.	15,903.0	Rs.	49,649.3	US$	717.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances receivable from related parties are as follows:

	As of March 31,
	2018						2019
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	55.0	Rs.	55.0	Rs.	—	Rs.	33.9	Rs.	33.9	US$	0.5
Other assets		288.1		2,317.3		2,605.4		310.2		1,474.7		1,784.9		25.8

Total	Rs.	288.1	Rs.	2,372.3	Rs.	2,660.4	Rs.	310.2	Rs.	1,508.6	Rs.	1,818.8	US$	26.3

Purchase of property and equipment from related parties for the years ended March 31, 2018 and 2019 were nil. Purchase and sale of investments from Others for the year ended March 31, 2019 were Rs. 6,490.7 million (previous year Rs. 4,565.9 million) and Rs. 22,236.2 million (previous year Rs. 5,099.3 million), respectively. Investments of Others in the Bank’s subordinated debt for the fiscal year ended March 31, 2019 were Rs. 250.0 million (previous year Rs. 250.0 million).

Included in the determination of net income are the following significant transactions with related parties:

	Fiscal year ended March 31,
	2017						2018						2019
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	2,074.5	Rs.	10,356.4	Rs.	12,430.9	Rs.	2,642.7	Rs.	14,913.5	Rs.	17,556.2	Rs.	2,829.7	Rs.	14,558.3	Rs.	17,388.0	US$	251.4
Interest and Dividend revenue		—		37.2		37.2		132.8		1,396.9		1,529.7		352.0		1,549.7		1,901.7		27.5
Interest expense-Deposits		(55.7)		(117.7)		(173.4)		(59.6)		(115.9)		(175.5)		(54.9)		(138.0)		(192.9)		(2.8)
Non-interest expense-Administrative and other		(3,405.7)		(1,582.2)		(4,987.9)		(4,031.9)		(2,266.8)		(6,298.7)		(4,838.3)		(2,841.7)		(7,680.0)		(111.0)
Non-interest expense-Premises and equipment		(25.3)		(7.7)		(33.0)		(19.8)		(7.6)		(27.4)		(31.2)		(6.1)		(37.3)		(0.5)

Other transactions with the Bank’s principal owner are as follows:

During the years ended March 31, 2018 and March 31, 2019, the Bank purchased loans from the principal owner aggregating Rs. 56,239.4 million and Rs. 239,824.2 million, respectively. Dividends paid to the principal owner during the years ended March 31, 2018 and March 31, 2019 were Rs. 4,325.3 million and Rs. 5,111.7 million, respectively. The Bank also enters into foreign exchange and derivative transactions with its principal owner. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2019 was Rs. 58,655.0 million (previous year Rs. 59,721.4 million) and Rs. 143.1 million (previous year Rs. 87.7 million), respectively. During the fiscal year ended March 31, 2019, the Bank subscribed to debt securities of Rs. 6,850.0 million (previous year Rs. 21,050.0 million) issued by the principal owner. During the fiscal year ended March 31, 2019, the Bank issued Guarantees on behalf of its Principal owner and Others for Rs. 3.7 million (previous year Rs. 2.5 million) and for Rs. 1,127.4 million (previous year Rs. 857.4 million), respectively.

For contributions made to provident funds and pension funds set up by the Bank, see note 23 – Retirement benefits.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Earnings per equity share

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of nil were excluded from the calculation of diluted earnings per share for the years ended March 31, 2018 and March 31, 2019, respectively, as these were anti-dilutive.

	As of March 31,
	2017	2018	2019
Weighted average number of equity shares used in computing basic earnings per equity share	2,544,333,609	2,580,538,505	2,680,034,029
Effect of potential equity shares for stock options outstanding	31,017,917	33,400,121	26,792,948

Weighted average number of equity shares used in computing diluted earnings per equity share	2,575,351,526	2,613,938,626	2,706,826,977

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2017		2018		2019		2019
Basic earnings per share	Rs.	55.23	Rs.	69.18	Rs.	82.13	US$	1.19
Effect of potential equity shares for stock options outstanding		0.66		0.89		0.82		0.01

Diluted earnings per share	Rs.	54.57	Rs.	68.29	Rs.	81.31	US$	1.18

Basic earnings per ADS	Rs.	165.69	Rs.	207.54	Rs.	246.39	US$	3.57
Effect of potential equity shares for stock options outstanding		1.98		2.67		2.46		0.03

Diluted earnings per ADS	Rs.	163.71	Rs.	204.87	Rs.	243.93	US$	3.54

Dividends

Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after-tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2019 cannot exceed 35% of net income of Rs. 210,781.6 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2017, March 31, 2018 and March 31, 2019 were Rs. 11.0, Rs. 13.0 and Rs. 15.0 per equity share, respectively.

30. Subsidiaries

HDB Financial Services Limited (“HDBFSL”) is a non-deposit taking non-banking finance company and a subsidiary of the Bank. As at March 31, 2019, HDFC Bank Ltd. and its subsidiaries effectively hold 96.1% (previous year 96.4%). The financial statements of HDBFSL are consolidated.

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

HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2019 the Bank holds a 97.6% (previous year 97.9%) effective equity interest. The financial statements of HSL are consolidated.

31. Investments in Affiliates

The Bank frequently partners with other HDFC group companies when making investments. The Bank currently has one strategic investment in which HDFC group companies are co-investors. Without the prior approval of the RBI, the Bank cannot hold more than a 30% equity stake in another company. The following is a list of investments in affiliates as at March 31, 2019:

Company*	Type of Business	HDFC Bank Limited and Subsidiaries Investment		HDFC Bank Limited and Subsidiaries Ownership	Total HDFC Group Ownership
		(In millions)
Softcell Technologies Limited (“Softcell”)	Business-to-business software services	Rs.	30.3	14.0%	26.0%

*

Computer Age Management Services Private Limited (“CAMS”) is no longer accounted for under the equity method of accounting. The total HDFC Group Ownership in this strategic investment is 12.5% of which HDFC Bank Limited and Subsidiary Ownership is 6.5%.

*

International Asset Reconstruction Company Private Limited (“IARC”) is no longer accounted for under the equity method of accounting. The total HDFC Bank Limited Ownership in this investment is 19.2%. There are no investments in this company either by the Bank’s subsidiaries or any other group companies.

The holdings in the above-mentioned companies are accounted for under the equity method of accounting. The increase/(decrease) in the carrying value in these companies was Rs. (2.3) million in fiscal March 31, 2019 (previous year Rs. 156.0 million). This is included under non-interest revenue—other, net.

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

Level of input	Definition

Level 1	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

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

The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the positions that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Financial assets and financial liabilities measured at fair value on a recurring basis:

Available for sale debt securities: Available for sale debt securities are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair values of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.

Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.

Held to maturity securities: There were no HTM securities as of March 31, 2018 and March 31, 2019.

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2018, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	167,513.9	Rs.	3,652.4	Rs.	163,861.5	Rs.	—
Securities Available-for-Sale		2,221,443.3		4,009.7		2,198,899.0		18,534.6
Equity securities*#		559.3		559.3		—		—

Total	Rs.	2,389,516.5	Rs.	8,221.4	Rs.	2,362,760.5	Rs.	18,534.6

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2019, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	265,516.1	Rs.	1,999.6	Rs.	263,516.5	Rs.	—
Securities Available-for-Sale		2,633,348.4		34,807.2		2,559,728.3		38,812.9
Equity securities*#		11,024.0		2,390.1		8,633.9		—

Total	Rs.	2,909,888.5	Rs.	39,196.9	Rs.	2,831,878.7	Rs.	38,812.9

Total	US$	42,074.7	US$	566.7	US$	40,946.8	US$	561.2

*	Effective April 1, 2018, the Bank adopted ASU 2016-01 (See note 2(w)(ii) to the Consolidated Financial Statements for additional details).
#	Equity securities classified within other assets.

Available-for-Sale securities aggregating to Rs. 0.1 billion and classified as Level 1 as of March 31, 2018 were transferred to Level 2 during fiscal 2019.The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the years ended March 31, 2018 and March 31, 2019:

Particulars	As of March 31, 2018
	(in millions)

Beginning balance at April 1, 2017	Rs.	21,899.1
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		(76.9)
Purchases/additions		13,110.3
Sales		—
Issuances		—
Settlements		(16,397.9)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2018	Rs.	18,534.6

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of March 31, 2019
	(In millions)

Beginning balance at April 1, 2018	Rs.	18,534.6
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		355.9
Purchases/additions		42,885.7
Sales		—
Issuances		—
Settlements		(22,963.3)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2019	Rs.	38,812.9

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2019, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	132,524.1	Rs.	—	Rs.	132,524.1	Rs.	—
Derivative liabilities	Rs.	128,449.0	Rs.	—	Rs.	128,449.0	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Subsequent events

In the meeting of Board of Directors of the Bank held on April 20, 2019, the Board recommended a dividend of Rs. 15.0 per share, which has been subsequently approved by the shareholders for payment in their Annual General Meeting, held on July 12, 2019. The amount of such dividend aggregated to Rs. 40,992.2 million.

By an ordinary resolution on July 12, 2019, the shareholders of the Bank approved a sub division (stock split) of equity shares to reduce the face value of each equity share from Rs. 2.0 to Rs. 1.0 per share. The Board of Directors in their meeting held on July 20, 2019 fixed the record date as September 20, 2019, the effective date.

In the meeting of Board of Directors of the Bank held on July 20, 2019, the Board has declared a special interim dividend of Rs. 5.00 per share to commemorate 25 years of HDFC Bank’s operations and fixed the record date as August 2, 2019.

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

1.5	Amendment to Memorandum of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2016)

2.1	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

2.2	Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on September 9, 2015 (Registration No. 333-175521))

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1	Consent of Independent Registered Public Accounting Firm KPMG

101	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2019 is formatted in XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long-term debt for securities authorized thereunder that do not exceed 10 percent of HDFC Bank Limited’s total assets.

*	Paper filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Sashidhar Jagdishan
Name: Sashidhar Jagdishan
Title: Chief Financial Officer
Date: July 31, 2019