Form 20-F
period 2020-03-31
HDFC BANK LTD
filed 2020-07-31
CIK 1144967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2020
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
Name: Santosh Haldankar,
Senior
Vice President (Legal) and Company Secretary
Telephone:
91-22-3976-0711
Email: Santosh.Haldankar@hdfcbank.com
Office
Address: HDFC Bank Ltd; Legal & Secretarial Dept; 2nd floor, Zenith House,
Opp. Race Course Gate No. 5 & 6 , Keshavrao Khadye Marg,
Mahalaxmi(west), Mumbai 400 034, India.
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing three Equity Shares, Par value Rs. 1.0 per share	HDB	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Equity Shares, as of March 31, 2020                5,483,286,460
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
Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
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
☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes
☐
    No
☒

i

CROSS REFERENCE SHEET
Form
20-F

	Item Caption	Location

Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	30

		Selected Financial and Other Data	73

Item 4	Information on the Company	Business	3

		Selected Statistical Information	76

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	94

		Principal Shareholders	141

		Related Party Transactions	142

		Supervision and Regulation	152

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	94

Item 6	Directors, Senior Management and Employees	Business—Employees	29

		Management	119

		Principal Shareholders	141

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	141

		Management—Loans to Members of our Senior Management	131

		Related Party Transactions	142

Item 8	Financial Information	Report of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-11

		Business—Legal Proceedings	29

Item 9	The Offer and Listing	Certain Information About Our American Depositary Share and Equity Shares	56

		Restrictions on Foreign Ownership of Indian Securities	187

Item 10	Additional Information	Management	119

		Description of Equity Shares	57

		Dividend Policy	72

		Taxation	145

		Supervision and Regulation	152

		Exchange Controls	185

ii

	Item Caption	Location
		Restrictions on Foreign Ownership of Indian Securities	187

		Additional Information	191

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	21

		Selected Statistical Information	76

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	65
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	132

		Management’s Report on Internal Control Over Financial Reporting	192

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	193

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	133

Item 16B	Code of Ethics	Management—Code of Ethics	133

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	134

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	134

Item 16H	Mine Safety Disclosure	Not Applicable

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS
In this document, all references to “we”, “us”, “our”, “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Indian Companies Act, 2013 and all rules and regulations issued thereunder. References to “$” or “US$” or “dollars” or “United States dollars” are to the legal currency of the United States and references to “Rs.”, ”INR”, “rupees” or “Indian rupees” are to the legal currency of India.
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
Investor expectations that reforms implemented by the Government of India (the “Government”) will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85 percent in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32 percent primarily reflecting global risk aversion and a strong United States dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1 percent against the United States dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the United States reform agenda. In fiscal 2018, the rupee ranged between a high of Rs. 65.71 per US$ 1.00 and a low of Rs. 63.38 per US$ 1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In fiscal 2019, while the rupee depreciated overall by 6.3 percent against the United States dollar, it ranged between a high of Rs. 74.4 per US$ 1.00 and a low of Rs. 64.85 per US$ 1.00. Rising oil prices and a slowdown in global trade volumes, as well as a risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively in fiscal 2019. The rupee further depreciated in fiscal 2020, amid weak global demand, low domestic economic growth and foreign portfolio investment outflows, as well as a result of foreign investors becoming more risk averse with respect to investments in India. In fiscal 2020, the rupee ranged between a high of Rs. 76.37 per US$ 1.00 and a low of Rs. 68.40 per US$ 1.00.
Although we have translated selected Indian rupee amounts in this document into United States dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to United States dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to United States dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 75.39 on March 31, 2020. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 24, 2020 was Rs. 74.77 per US$ 1.00.

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
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United
States-led
coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the Government of India, natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “
Risk Factors
”.

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
We have three principal business activities: retail banking, wholesale banking and treasury operations. Our retail banking products include deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services, loans to small and medium enterprises and other products and services. With respect to wholesale banking, we offer customers a range of financing products, such as documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. We offer a range of deposit and transaction banking services, such as cash management, custodial and clearing bank services and correspondent banking. Our treasury operations manage our balance sheet, and include customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities. Further, our non-banking
finance company (“NBFC”) subsidiary HDB Financial Services Limited (“HDBFSL”) offers a wide range of loans and asset finance products including mortgage loans, commercial vehicle loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers with brokerage accounts through our subsidiary HDFC Securities Limited (“HSL”), which we believe is one of the leading stock brokerage companies in India and which offers a suite of products and services across various asset classes such as equity, gold and debt, among others.
Our financial conditions and results of operation are affected by the general economic conditions in India. The Indian economy is one of the largest economies in the world with a gross domestic product (“GDP”) at current market prices of an estimated Rs. 189.7 trillion for fiscal 2019 and an estimated Rs. 203.4 trillion for fiscal 2020. In recent years, India has become an attractive destination for foreign direct investment (“FDI”), owing to its well-developed private corporate sector, large consumer market potential, large pool of well-educated and English-speaking workers and well-established legal systems. Overall, India attracted FDI (including reinvested earnings) of approximately US$ 73.45 billion in fiscal 2020, US$ 62.0 billion in fiscal 2019 and US$ 60.9 billion in fiscal 2018. India attracted an average of US$ 49.42 billion FDI from fiscal 2011 through fiscal 2020 compared to an average of US$ 11.3 billion from fiscal 2001 through fiscal 2010. One measure of India’s progress has been the upward trend in the ease of doing business rankings, a measure published annually by the World Bank. In 2019, India improved 14 places to the 63rd place (out of a total of 190 countries) and was ranked as one of the top ten improvers year-on-year.
The Indian economy faced multiple challenges during fiscal 2020, including the NBFC crisis, fiscal constraints, elevated
US-China
trade tensions, certain regional geopolitical uncertainties, the consistent slowdown in domestic consumption growth and the impact of the
COVID-19
pandemic. Due to the challenging international and domestic environment, real GDP growth in India slowed to 4.2 percent in fiscal 2020 from 6.1 percent in fiscal 2019. On the supply side, this year-on-year
decline was primarily driven by reduced growth in the manufacturing sector, which grew at a rate of 0.1 percent in fiscal 2020 compared to 5.9 percent in fiscal 2019. On the demand side, investment growth (as measured by the “gross fixed capital formation” component of GDP) has been on a downward trajectory since the last quarter of fiscal 2019 and turned negative beginning in the second quarter of fiscal 2020. Private consumption has also experienced a slowdown, growing at 5.3 percent in fiscal 2020 compared to 7.2 percent in fiscal 2019. In addition, construction activity also slowed, growing at a rate of 1.4 percent in the fiscal 2020 compared to 6.1 percent during fiscal 2019. On a quarterly basis, India’s real GDP growth in fiscal 2020 showed a steady decline from 5.2 percent in the first quarter, to 4.4 percent in the second quarter, 4.1 percent in the third quarter and 3.1 percent in the fourth quarter.
Due to
COVID-19
related disruptions, real GDP growth is likely to slow down further and contract in fiscal 2021. However, India’s significant reliance on private consumption may work in its favor amidst slowing external demand and significant economic decline in other major economies. Globally, the IMF projects 2020 GDP growth to decline by 4.9 percent and the WTO expects trade to contract between 13.0 percent and 32.0 percent in 2020.
While headline inflation stayed below the central bank’s 4.0 percent target in the first half of fiscal 2021, inflation started rising in the second half of the fiscal year due to a sharp rise in vegetable prices. Headline inflation breached the central bank’s upper target limit of 6.0 percent for the first time in December 2019. Further, consumer price index (“CPI”) inflation averaged 6.2 percent in the second half of the year compared to an average of 3.3 percent in the first half of the fiscal 2020. Going forward, while
COVID-19
related supply disruptions may put some pressure on inflation in the near term, lower oil prices, normal monsoons and weak demand could push down inflation in the second half of fiscal 2021. On balance, we expect headline inflation to average below the RBI’s median 4.0 percent target in fiscal 2021.
The Indian Union Budget for fiscal 2021 tried to strike a balance between fiscal consolidation and supporting growth. The budget focuses on infrastructure and includes an investment of Rs. 103 trillion in infrastructure development over the next five years. The Government has more recently announced a “self-reliant India” package worth Rs. 20 trillion or 20 percent of GDP to mitigate the economic impact of
COVID-19.
With respect to the fiscal situation, the fiscal deficit is budgeted at 3.5 percent of GDP in fiscal 2021 compared to a provisional estimate of 4.6 percent in fiscal 2020 (compared to the budget estimate of 3.3 percent). However, the impact of
COVID-19
on both Government revenue and expenditure is likely to also result in a significant fiscal deviation from the Government’s target in fiscal 2021.

Since commencing operations in January 1995 we have grown rapidly. As of March 31, 2020, we had 5,416 banking outlets and 14,901 ATMs / Cash Deposit and Withdrawal Machines (“CDMs”) in 2,803 cities and towns and 56.1 million customers. In addition, we had 5,379 banking outlets managed by common service centers (“CSCs”). On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 13,280.1 billion as of March 31, 2019 to Rs. 15,961.9 billion as of March 31, 2020. Our net income has increased from Rs. 220.1 billion for fiscal 2019 to Rs. 260.3 billion for fiscal 2020. Our loans and deposits as of March 31, 2020 were at Rs. 10,425.0 billion and Rs. 11,462.1 billion respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2020, gross non-performing
customer assets as a percentage of gross customer assets was 1.43 percent, while net non-performing
customer assets constituted 0.52 percent of net customer assets. Our net customer assets represented 94.1 percent of our deposits and our deposits represented 71.8 percent of our total liabilities and shareholders’ equity. The average non-interest
bearing current accounts and
low-interest
bearing savings accounts represented 38.0 percent of total deposits as of March 31, 2020. These low-cost
deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 4.5 percent for fiscal 2020. We had a return on equity (net income as a percentage of average total shareholders’ equity) of 15.5 percent for fiscal 2019 and 15.1 percent for fiscal 2020, and at March 31, 2020 had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 18.52 percent. Our Common Equity Tier I
(“CET-I”)
ratio was 16.43 percent as at March 31, 2020.
About Our Bank
HDFC Bank was incorporated in August 1994 and commenced operations as a scheduled commercial bank in January 1995. In 2000, we merged with Times Bank Limited and, in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”). We are part of the HDFC Group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. HDFC Limited and its subsidiaries (together, “HDFC Group”) owned 21.24 percent of our outstanding equity shares as of March 31, 2020 and our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.
We have two subsidiaries: HDBFSL and HSL. HDBFSL is a
non-deposit
taking NBFC engaged primarily in the business of retail asset financing while HSL is primarily in the business of providing brokerage and other investment services. Effective April 1, 2018 the financial results of our subsidiary companies have been prepared in accordance with notified Indian Accounting Standards (April 1, 2017 being the transition date). HDBFSL’s total assets and shareholders’ equity as of March 31, 2020 were Rs. 607.1 billion and Rs. 80.2 billion, respectively. HDBFSL’s net income was Rs. 10.0 billion for fiscal 2020. As of March 31, 2020, HDBFSL had 1,468 branches across 1,070 cities in India. HSL’s total assets and shareholders’ equity as of March 31, 2020 were Rs. 27.7 billion and Rs. 12.5 billion, respectively. HSL’s net income was Rs. 3.8 billion for fiscal 2020. On December 1, 2016, Atlas Documentary Facilitators Company Private Ltd. which provided back office transaction processing services to us, and its subsidiary HBL Global Private Ltd. which provided direct sales support for certain products of the Bank, amalgamated with HDBFSL.
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
Our Competitive Strengths
We attribute our growth and continuing success to the following competitive strengths:
We have a strong brand and extensive reach through a large distribution network
At HDFC Bank, we are focused on understanding our customers’ financial needs and providing them with relevant banking solutions. We are driven by our core values: customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, employees and the community. We believe HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Most Valuable Brand” by BrandZ for the sixth consecutive year. We have capitalized on our strong brand by establishing an extensive branch network throughout India serving a broad range of customers in urban, semi-urban and rural regions. As of March 31, 2020, we had 5,416 banking outlets and 14,901 ATMs / CDMs in 2,803 cities and towns and over 56 million customers, and of our total banking outlets, 51.8 percent were in the semi-urban and rural areas. In addition, we had 5,379 banking outlets managed by CSCs. Our banking outlets network is further complemented by our digital platforms, including online and mobile banking solutions, to provide our customers with a lifestyle banking experience, which is categorized into eight categories: Pay, Save, Invest, Borrow, Shop, Trade, Insure and Advice. Our focus is on delivering a highly personalized multi-channel experience to our customers.

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
Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, brokerage services, foreign exchange services, distribution of third-party products (such as insurance and mutual funds), bill payments and sale of gold and silver bullion. In addition, we are the largest credit card issuer in India with 14.5 million cards outstanding as of March 31, 2020. With respect to wholesale banking, we offer customers working capital loans, term loans, bill collections, letters of credit, guarantees, foreign exchange and derivative products and investment banking services. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary HDBFSL offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as form processing, document verification, contact center management and other front and back-office services.
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
We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth
On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs. 13,280.1 billion as of March 31, 2019 to Rs. 15,961.9 billion as of March 31, 2020. Our net interest margin was 4.5 percent in fiscal 2019 and 4.6 percent in fiscal 2020. Our current and savings account deposits as a percentage of our total deposits were 42.2 percent as of March 31, 2020, and we believe this strong current and savings account profile has enabled us to tap into a low-cost
funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing
customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing
customer assets as a percentage of total customer assets was 1.43 percent as of March 31, 2020 and our net non-performing
customer assets was 0.52 percent of net customer assets as of March 31, 2020. Our net income has increased from Rs. 220.1 billion for fiscal 2019 to Rs. 260.3 billion for fiscal 2020. Net income as a percentage of average total shareholders’ equity was 15.5 percent in fiscal 2019 and 15.1 percent in fiscal 2020 and net income as a percentage of average total assets was 1.9 percent in fiscal 2019 and fiscal 2020. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.
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
We have invested in a digital banking platform, Backbase, to provide a single, unified multi-channel experience to our customers for mobile banking, online banking, the public website and payments.

We have a dedicated digital innovation team responsible for researching and experimenting with technology We have built a varied enterprise ecosystem and are making progress in transitioning from the traditional product-oriented approach to a customer-oriented approach. We seek to enable differentiated experiences through applications such as SmartBuy, which we believe is India’s first bank-initiated marketplace offering deals across key categories, including travel, hotels, e-shopping, among others and PayZapp which is our comprehensive mobile payment solution. In addition we seek to improve our customers’ experience using APIs that allow for the seamless and secure exchange of information between the Bank’s systems and third parties, making our products and services available to all our merchants and on platforms that our customers prefer. Finally, we also utilize analytics that help us improve our customer acquisition and retention. We believe that our direct banking platforms are stable and robust, enabling new ways to connect with our customers to cross-sell various products and improve customer retention. Our product innovations include pre-approved personal loans for salaried accounts granted in as little as 10 seconds and “Digital Loan Against Securities (“LAS”), among others.
In 2017, we began virtual relationship banking to engage with customers through technology, which has since become a fully-fledged customer engagement channel, providing end-to-end services. We have over 5.6 million customers engaged through virtual relationship management (“VRM). In addition, we have also begun utilizing artificial intelligence (“AI”) technologies. Our virtual assistant EVA, which we believe is India’s first AI-enabled assistant, is capable of both acquiring and servicing customers, as well as processing banking transactions. EVA has also been extended to several other platforms, including Google Assistant, Amazon Alexa and WhatsApp. Furthermore we extensively use robotic process automation (“RPA”) to automate backend processes, resulting in higher productivity and reduced turnaround times. In what we believe in another industry-first, we launched myApps, a suite of applications, in fiscal 2020. myApps offers digital payment modes and other value-added services for four key segments: smart cities, housing societies, clubs and religious institutions to enable digitization of their ecosystem.
During fiscal 2020, we were recognized for our commitment to technology, including being awarded the Nasscom DSCI Excellence Awards 2019 for best security practices in the banking sector, the Business Today – Money Today Financial Award 2019 for best fintech engagement and the Dun & Bradstreet BankTech Award 2020 for best use of banking technology for data analytics/BI/Big data. We believe our “Experiential Leadership” strategy and culture of innovation and development will be a crucial strength in remaining competitive in the years to come.
We have an experienced management team
Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. See also “
Management
”.
Our Business Strategy
Our business strategy emphasizes the following elements:
Increase our market share of India’s expanding banking and financial services industry
In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong brand, our diverse product offering and our extensive banking outlet and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2020, we had 5,416 banking outlets and 14,901 ATMs/CDMs in 2,803 cities and towns. In addition, we had 5,379 banking outlets managed by the CSCs. We believe these areas represent a significant opportunity for our continued growth as we expand banking services to those areas which have traditionally been underserved and which, by entering such markets, will enable us to establish new customer bases. We also believe that delivering banking services which are integrated with our existing business and product groups helps us to provide viable opportunities to the sections of the rural and semi-urban customer base that is consistent with our targeted customer profile throughout India.

Continue our investments in technology to support our digital strategy
We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching out to our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts with us. We believe our culture of innovation and development to be crucial to remaining competitive. As part of our dedication to digitization and technological development, we have expanded our digital innovation team to research, develop and experiment with new technologies. In recent years, we have hosted Digital Innovation Summits in order to tap into emerging technological trends and innovations in the FinTech space. We have also recently appointed a new User Interface (“UI”) and User Experience (“UX”) team which is responsible for maintaining a seamless UI/UX across all bank channels and products. Since 2018, we have also expanded into application programming interface (“API”) banking and have developed more than 150 APIs for our partners to use. These innovations and developments, which have saved costs and generated revenue for us, stood out as emerging banking trends and have won a number of awards and accolades from distinguished members and institutes of the banking industry.
While we currently provide a range of options for customers to access their accounts, including internet banking, telephone banking, artificial intelligence driven chat bots and banking applications on mobile devices, we believe additional investments in our technology infrastructure to further develop our digital strategy will allow us to cross-sell a wider range of products on our digital platform in response to our customers’ needs and thereby expand our relationship with our customers across a range of customer segments. We are utilizing new technologies, such as RPA, machine learning, AI and block-chain to further enhance our current digital portfolio. We believe a comprehensive digital strategy will provide benefits in developing long-term customer relationships by allowing customers to interact with us and access their accounts wherever and whenever they desire with a seamless financial experience.
Cross-sell our broad financial product portfolio across our customer base
We are able to offer our complete suite of financial products across our branch network, including in rural locations. By matching our broad customer base with our ability to offer our complete suite of products to both rural and urban customers across retail banking, wholesale banking and treasury product lines, we believe that we can continue to generate organic growth by cross-selling different products by proactively offering our customers complementary products as their relationships with us develop and their financial needs grow and evolve.
Maintain strong asset quality through disciplined credit risk management
We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing
customer assets as a percentage of gross customer assets was 1.43 percent as of March 31, 2020 and our net non-performing
customer assets as a percentage of net customer assets was 0.52 percent as of March 31, 2020. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.
Maintain a low cost of funds
We believe we can maintain a relatively
low-cost
funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest
bearing current and
low-interest
bearing savings account deposits were 42.2 percent of our total deposits as of March 31, 2020. Our average cost of funds (including equity) was 4.5 percent for fiscal 2019 and remained unchanged in fiscal 2020.
COVID-19
Pandemic
On March 11, 2020, the
COVID-19
outbreak was declared a global pandemic by the World Health Organization (“WHO”). Governments and companies, ourselves included, have introduced a variety of measures to contain the spread of the virus. These include the implementation of remote working arrangements for the majority of our workforce, provision of appropriate masks and hand sanitizers for at-risk
employees, use of physical distancing measures, periodic disinfection and fumigation of operational bank locations and the establishment of a specific
COVID-19
employee helpline. In addition, as a result of the increase in remote working, we have strengthened our cybersecurity measures, including implementing two-factor
authentication, increasing employee awareness of unusual activity and ensuring IT support is available 24 hours per day. We also implemented additional measures to enable customers to complete their banking activity remotely where possible. We believe that due to the measures we have taken following the
COVID-19
outbreak, our capital and liquidity position remains strong and our employees continue to balance their personal and professional circumstances diligently, leading to robust processes, coordination and communication within our business units and a high level of customer service and care.
The pandemic and its aftermath are likely to result in both challenges and opportunities for the Indian banking system. For example, opportunities in the healthcare sector are likely to grow, as the management of the pandemic underscores the need to expand capacity in this area. While the stimulus package announced by the government between May 13, 2020 and May 17, 2020 committed more spending on healthcare (the specific allocation of funds will be determined by the path of the pandemic and the resulting financial costs), it is likely that going forward both the central and state governments will increase spending on health and associated sectors, such as sanitation. Growth in the healthcare sector is likely to also have a positive impact on the pharmaceuticals and medical equipment segments. As the Government increases its focus on these sectors, it is likely to draw in private sector participation. This creates significant potential for the Bank in terms of both credit and non-fund
businesses.

Agriculture is likely to see significant structural change, as proposed changes in farm produce marketing laws and the Essential Commodities Act 1955 are implemented. While we expect to see growing interest in the agricultural sector, obstacles to the procurement of produce and warehousing may continue to persist. This would directly benefit the food processing industry by inviting more corporate investment and expanding the demand for banks to fund this sector.
The government has also allocated considerable funding (Rs. 100 billion in the recent stimulus package) to formalize the micro-food processing segment through technical and infrastructure support and the implementation of safety and quality standards. The micro-segment is likely to grow in “clusters” and to offer increased credit opportunities for banks, particularly through the micro-finance and the self-help group (“SHG”) channels.
Loans to micro, small and medium enterprises (“MSMEs”) are likely to see immediate traction with the government providing a 100 percent guarantee on Rs. 3,000 billion collateral-free lending to this segment. While the sovereign back-stop makes lending to this segment viable in the near term, the effort to strengthen and scale up MSMEs may create high-quality borrowers in the process. The decision to infuse Rs. 500 billion as equity through fund of funds (20 percent investment from the central government and the remaining 80 percent from private investors) in MSMEs with growth potential is an example. The Government has also provided both a full and partial credit guarantee for NBFCs, housing finance companies and microfinance institutions. This reduces the risk of bank lending to these entities in the near term and over the medium term could assist such institutions in overcoming a cycle of elevated risk perception, shortage of liquidity and credit and balance sheet distress.
Furthermore, increased savings that are typical in the wake of a major economic shock are likely to provide the banking system with low-cost deposits. A lower risk appetite by the general public could drive investments away from alternatives, such as equities, and therefore further increase deposits. With respect to policy measures, the RBI is likely to continue its strategy of maintaining large surplus liquidity in the system and to cut the policy rate further. These measures will ensure low-cost
funds for banks.
Finally, the possibility of a noticeable shift in global value chains away from China, in order to reduce concentration risk, as well as in response to a shifting geopolitical landscape, presents India with unique opportunities. India could gain global market share across sectors including more traditional sectors, such as textiles, furniture and basic chemicals, as well as more technologically complex sectors, such as mobile phone handsets, pharmaceuticals and auto components.
However, challenges still remain. We expect GDP to contract by approximately 7.5 percent in the fiscal year 2021, which is likely to reduce demand for credit and compromise credit quality. A global recession could dent export growth across sectors. Banks need to navigate the enhanced risk carefully, particularly in sectors such as hospitality and civil aviation where
COVID-19
is likely to have a prolonged impact. The rise in precautionary savings among households and the possibility of rising unemployment, which is often the corollary of a slowdown in economic growth, could reduce the demand for retail lending and in particular for larger borrowings.
Given the dynamic nature of the outbreak, the extent to which
COVID-19
will continue to impact our business, financial condition and results of operations will depend on future developments, which remain highly uncertain and cannot be accurately predicted at this time. For additional information related to the
COVID-19
pandemic see “
Risk Factors—The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting our Results of Operation
”.

Our Principal Business Activities
Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three fiscals:

	Year ended March 31,
	2018		2019		2020
	(in millions, except percentages)
Retail banking	Rs.414,894.0	81.6%	Rs.473,748.2	79.6%	Rs.540,456.5	US$	7,168.8	80.2%
Wholesale banking	77,623.6	15.3%	111,803.5	18.8%	126,677.3		1,680.3	18.8%
Treasury operations	15,842.2	3.1%	9,796.8	1.6%	6,990.7		92.7	1.0%
Net revenue	Rs.508,359.8	100.0%	Rs.595,348.5	100.0%	Rs.674,124.5	US$	8,941.8	100.0%
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
As of March 31, 2020, we had 5,416 banking outlets and 14,901 ATMs/CDMs in 2,803 cities and towns. In addition, we had 5,379 banking outlets managed by the CSCs. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our banking outlet and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.
Retail Loans and Other Asset Products
We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler
loans, credit cards and loans against securities. Our retail loans, of which 32.9 percent were unsecured, made up 66.3 percent of our gross loans as of March 31, 2020. Apart from our banking outlets, we use our ATMs, telephone banking, internet banking and mobile banking to promote our loan products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases, we obtain debit instructions/post-dated checks covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment
by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment
by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the gross book value and percentage share of our retail credit products:

	At March 31, 2020 Value				% of Total Value
	(in millions)
Retail Assets:
Auto loans	Rs.	952,053.1	US$	12,628.4	13.3%
Personal loans / Credit cards		1,920,601.6		25,475.5	26.8%
Retail business banking		1,658,770.3		22,002.5	23.1%
Commercial vehicle and construction equipment finance		747,382.4		9,913.5	10.4%
Housing loans		634,612.4		8,417.7	8.9%
Other retail loans		1,127,380.6		14,954.0	15.7%
Total retail loans		7,040,800.4		93,391.6	98.2%
Mortgage-backed securities		38.1		0.5	—%
Asset-backed securities		126,773.2		1,681.6	1.8%
Total retail assets	Rs.	7,167,611.7	US$	95,073.7	100.0%

Note:	The figures above exclude securitized-out receivables. Mortgage-backed securities and asset-backed securities are reflected at fair values.
Auto Loans
We offer loans at fixed interest rates for financing of new and used automobile purchases. In addition to our general promotional efforts for retail loans, we market our offerings at various customer touch points such as authorized original equipment manufacturer dealers, direct sales agents, banking outlets, cross sales through other lending businesses of the Bank, phone banking channels, and digital touch points, both internal and external. We believe that we are the leader in the auto loan segment, having established our presence throughout the country over two decades.
Personal Loans and Credit Cards
We offer unsecured loans at fixed rates to salaried individuals, self-employed professionals, small businesses and individual businessmen.
We offer credit cards from VISA, MasterCard, Diners and Rupay platforms, including gold, silver, corporate, business, platinum, titanium, signature, world, black and infinite credit cards under the classification of corporate cards, business cards, co-brand
cards, premium retail cards and super premium retail cards. We had approximately 12.5 million and 14.5 million cards outstanding (
i.e.,
total credit cards in circulation) as of March 31, 2019 and March 31, 2020, respectively.
We offer Easy EMI (equated monthly installments) through credit cards, debit cards and consumer loans. Easy EMI is available instantly at no extra cost across multiple product categories, including offline and online channels.
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
Commercial Vehicles and Construction Equipment Finance
We provide secured financing for commercial vehicles and construction equipment along with working capital, trade advances, bank guarantees, and transaction banking services, among others, both traditional and digital, to entities engaged in the infrastructure and transportation businesses. In addition to funding domestic assets, we also extend financing for imported assets for which we open foreign letters of credit and offer treasury services, such as forward exchange covers. We coordinate and collaborate with original equipment manufacturers including their authorized dealers to jointly promote our financing options to their clients. We have a strong market presence in the commercial vehicle and construction equipment financing business.
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
Kisan Gold Card (Agri Loans)
Under the Kisan Gold Card (“KGC”) scheme, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme, which is aimed at financing agricultural and related credit requirements. The KGC is a credit facility of a specified amount, which is offered to farmers to finance certain requirements, including the production of crops, post-harvest repair and maintenance expenses and miscellaneous consumption needs. In addition to loans for recurring needs, long-term loans are granted for purposes including the purchase of farm machinery and land development activities, such as the digging of tube wells, installation of irrigation sprinklers, construction of storage facilities, and sheds for animals.
Depending on the requirements, various types of facilities are extended under KGC. These include cash credit, overdrafts, term loans, farm development loans and drop line overdraft limits. The amount of cash credit funding is based on the farmer’s cropping pattern, the amount of land used and scale of finance, while for term loans it is based on the unit cost of assets. These facilities are extended under a range of crop and geography specific products, which are designed on the basis of the harvest cycles and the local needs of farmers spread across diverse agro-climatic zones.
Through this product, we have established a strong footprint in rural areas and we are able to impact the lives of thousands of rural people making banking accessible to areas which lack formal sources of financial services, including credit. In addition to advising farmers on their financial needs, we are increasingly focusing on educating them on the benefits of various governmental and regulatory schemes, such as crop insurance and interest subvention.

We also aim to cater to other financial needs of rural customers through appropriate banking products.
Loans Against Gold Jewelry
We offer loans against gold jewelry to all customer segments, including women and small and marginal farmers. Such loans are typically offered with different repayment modes, with repayment either at monthly intervals or at maturity. Collateral value is dependent on the market price of the gold and therefore these loans also have margin requirements in the event of a decrease in the value of the gold. Loans against gold jewelry are also extended to existing customers of the bank in order to cater to their additional funding needs.
We also offer loans which primarily include loans/overdrafts against time deposits, health care equipment financing loans, tractor loans and loans to self-help groups.
Retail Deposit Products
Retail deposits provide us with a
low-cost,
stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 77.2 percent of our total deposits as of March 31, 2020. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2020
	Value (in millions)			% of total
Savings	Rs.3,013,542.2	US$	39,972.7	34.1%
Current	949,640.3		12,596.4	10.7%
Time	4,883,365.2		64,774.7	55.2%
Total	Rs.8,846,547.7	US$	117,343.8	100.0%
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
Other Retail Services and Products
Debit Cards
We had approximately 26.9 million and 32.1 million debit cards outstanding as of March 31, 2019 and March 31, 2020, respectively. The cards can be used at ATMs and point-of-sales
terminals in India and in other countries across the world.
Individual Depositary Accounts
We provide depositary accounts to individual retail customers for holding debt and equity instruments. Securities traded on the Indian exchanges are generally not held through a broker’s account or in a street name. Instead, an individual has his or her own account with a depositary participant. Depositary participants, including us, provide services through the major depositaries established by the two major stock exchanges. Depositary participants record ownership details and effect transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting.

Mutual Fund Sales
We are a registered distributor with the Association of Mutual Funds in India (“AMFI”). We engage in distributing mutual fund products to our customers through our staff, who are AMFI certified. We offer units of most large and reputable mutual fund houses in India to our customers. We distribute mutual fund products primarily through our banking outlets and our private banking relationship managers. We receive trail income on the new business as well as on the existing assets under management.
Insurance
We have arrangements with HDFC Life Insurance Company Limited, HDFC ERGO General Insurance Company Limited and Aditya Birla Health Insurance Company Limited to distribute their life insurance, general insurance and health insurance products, respectively, to our customers. We also have two similar distribution arrangements in each of these segments. We earn commission on new premiums collected as well as trail income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal 2020 included fees of Rs. 21,827.6 million in respect of life insurance business and Rs. 2,722.5 million in respect of non-life
insurance business, of which Rs. 10,126.4 million was for displaying publicity materials at the Bank’s banking outlets/ATMs.
Bill Payment Services
We offer our customers bill payment services for all utility companies, including water, electricity, gas, telephone, direct-to-home,
and internet service providers, as well as financial products such as insurance and mutual funds. Customers can also set up autopay for these bills. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels: internet banking, our mobile application and telephone banking.
Corporate Salary Accounts
We offer Corporate Salary Accounts, which allow employers to make salary payments to a group of employees with a single transfer. We then transfer the funds into the employees’ individual accounts and offer them preferred services, such as lower minimum balance requirements. As of March 31, 2020, these accounts constituted 29.0 percent of our savings deposits by value.
Non-Resident
Indian Services
Non-resident
Indians are an important target market segment for us given their relative affluence and strong ties with family members in India. Our non-resident
deposits amounted to Rs. 1,023.3 billion as of March 31, 2019 and Rs. 1,119.4 billion as of March 31, 2020.
Retail Foreign Exchange
We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing
We identify and target distinct market customer segments for our retail services. We market our products through our banking outlets, through our digital channels such as our website, e-mails, SMS, WhatsApp and mobile app, through telemarketing and through our dedicated sales team for niche market segments. We also use third-party agents and direct sales associates to market certain products and to identify prospective customers.
Additionally, we obtain new customers through joint marketing efforts with our wholesale banking department, such as our Corporate Salary Account package and we cross-sell several retail products to our customers. We also market our auto loan and two-wheeler
loan products through joint efforts with relevant manufacturers and distributors.
We have programs that target other specific segments of the retail market. Under our private and premium banking programs, the relationship managers distribute mutual funds and insurance products, provide incidental advice related to these products and refer fixed income products, alternate funds and structured products offered by third parties. The program also offers succession planning services, including efficient tax planning, trust formation and will-writing through referrals. Clients seeking investment advice are referred to HDFC Securities (a registered investment adviser regulated by SEBI IA Regulations, 2013) where a team of certified investment advisers provide unbiased and independent advice to clients of the private banking programs. As of March 31, 2020, 34.0 percent of our retail deposit customers contributed 70.0 percent of our retail deposits.
We also have a strong commitment to financial inclusion programs to extend banking services to underserved populations. Our Sustainable Livelihood Initiative targets lower income individuals to finance their economic activity, and also provides skill training, credit counseling and market linkages for better price discovery. Through this initiative we reach out to the un-banked
and under-banked segments of the Indian population.
Wholesale Banking
Overview
We provide our corporate and institutional clients with a wide range of commercial banking products and transactional services.
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
In terms of commercial banking products, our customers include companies that are part of private sector business houses, public sector enterprises and multinational corporations, as well as small and mid-sized
businesses. Our customers also include suppliers and distributors of corporations to whom we provide credit facilities and with whom we thereby establish relationships as part of a supply chain initiative for both our commercial banking products and transactional services. We aim to provide our corporate customers with high-quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.
Loans to small and medium enterprises, which are generally loans for commercial vehicles, construction equipment and business purposes, are included as part of our retail banking business. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.
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

Commercial Banking Products
Commercial Loan Products and Credit Substitutes
Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short-term loans and medium-term loans which are typically loans of up to five years in duration. Over 90.0 percent of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the US dollar.
We also purchase credit substitutes, which typically comprise commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and we bear the same customer risk as we do for loans extended to these customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer.
The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify commercial paper and debentures as credit substitutes (which in turn are classified as investments).

	As of March 31,
	2018		2019		2020		2020
	(in millions)
Gross commercial loans	Rs.	2,162,814.4	Rs.	2,873,561.0	Rs.	3,583,055.2	US$	47,527.0
Credit substitutes:
Commercial paper	Rs.	34,248.6	Rs.	25,734.3	Rs.	124,393.4	US$	1,650.0
Non-convertible debentures		289,782.9		247,152.5		237,980.3		3,156.7
Total credit substitutes	Rs.	324,031.5	Rs.	272,886.8	Rs.	362,373.7	US$	4,806.7
Gross commercial loans plus credit substitutes	Rs.	2,486,845.9	Rs.	3,146,447.8	Rs.	3,945,428.9	US$	52,333.7
Whilst we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2020, approximately 64.4 percent of the aggregate principal amount of our gross wholesale loans was secured by collateral (Rs. 1,274.1 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “
—
Risk Management—Credit Risk—Wholesale Credit Risk”.
We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the system requirements related to the interest rate on advances, issued by the RBI from time to time, while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.
The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation—Directed Lending”.

Bill Collection, Documentary Credits and Bank Guarantees
We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on an ongoing basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2018	2019	2020	2020
	(in millions)
Bill collection	Rs.4,345,163.8	Rs.5,197,456.2	Rs.6,039,408.6	US$	80,108.9
Documentary credits	1,262,413.0	1,787,206.9	1,753,159.7		23,254.5
Bank guarantees	289,821.8	313,578.3	303,348.0		4,023.7
Total	Rs.5,897,398.6	Rs.7,298,241.4	Rs.8,095,916.3	US$	107,387.1
Bill collection
: We provide bill collection services for our corporate clients in which we collect bills on behalf of a corporate client from the bank of our client’s customer (
i.e.
, import bill collection). Under the import bill collection system, we receive instructions from overseas banks, deal with necessary documents and effect remittances on behalf of our clients. We also provide export collection, where we receive documents from our corporate clients and send such documents to the overseas bank for collection. Once the export collection is realized, we credit our corporate clients’ accounts with the relevant amount.
Documentary credits
: We issue documentary credit facilities on behalf of our customers for trade financing, sourcing of raw materials and capital equipment purchases.
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
Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another and exchange of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined being the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.
We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps in the inter-bank market, broadly to support our customer requirements and to a limited extent, for our own account. The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2018, 2019 and 2020, together with the fair values on each reporting date.

	As of March 31,
	2018				2019				2020			2020
	Notional		Fair Value		Notional		Fair Value		Notional	Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,106,546.0	Rs.	1,847.5	Rs.	1,073,100.9	Rs.	698.2	Rs.1,545,303.1	Rs.	1,404.5	US$	20,497.5	US$	18.6
Forward exchange contracts, currency swaps, currency options	Rs.	864,449.8	Rs.	(5,261.4)	Rs.	884,608.8	Rs.	2,416.0	Rs.1,309,254.8	Rs.	7,532.1	US$	17,366.4	US$	100.0

Investment Banking
Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecoms, roads, healthcare, energy, real estate and cement. The group advised on aggregate issuances of over Rs. 500 billion worth of rupee denominated corporate bonds across public sector undertakings, financial institutions and our corporate clients during fiscal 2020, becoming the third largest corporate bond arranger in the market for fiscal 2020. In the equity capital markets business, the group concluded various transactions, including an initial public offering, a qualified institutional placement, a rights issue and share buybacks. In the advisory business, we advise clients in the infrastructure, new economy and digital, financial services, industrials and healthcare sectors.
Wholesale Deposit Products
As of March 31, 2020, we had wholesale deposits aggregating to Rs. 2,615.5 billion, which represented 22.8 percent of our total deposits. We offer both non-interest
bearing current accounts and time deposits. We are permitted to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 20.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.
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
We offer traditional and new age electronic banking products and experience an increasing demand for electronic banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market,
i.e.,
electronic cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. Currently, approximately 80 percent of our transactions are done on the electronic platform.
Today, we believe that we are a leading service provider of electronic banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.
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

Custodial Services
We provide custodial services to domestic and foreign investors that include domestic mutual funds, portfolio managers, insurance companies, alternative investment funds and foreign portfolio investors (“FPIs”). These services include safekeeping of securities, trade settlement, collection of dividends and interest payments on securities, fund accounting services and derivatives clearing services (including currency derivatives and interest rate futures). We are registered as a designated depository participant with the local securities regulator,
i.e.,
the Securities and Exchange Board of India, and are permitted to grant registration to FPIs.
Correspondent Banking Services
We act as a correspondent bank for
co-operative
banks, foreign banks and certain private banks. We provide cash management services, funds transfer services, such as letters of credit, foreign exchange transactions and foreign check collection. We earn revenue on a fee-for-service
basis and benefit from the cash float, which reduces our overall cost of funds.
We are well-positioned to offer this service to
co-operative
banks, foreign banks and select private banks in light of the structure of the Indian banking industry and our position within it.
Co-operative
banks are generally restricted to a particular state and foreign banks/some private banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks do not operate. Because of our technology platforms, our geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers.
Tax Collections
We have been appointed by the Government of India to collect direct taxes. In fiscal 2019 and 2020 we collected Rs. 3,156 billion and Rs. 3,005 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and excise duties in India. In fiscals 2019 and 2020 we collected Rs. 2,076 billion and Rs. 1,867 billion, respectively, of such indirect taxes for the Government of India and relevant state Governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to Government entities.
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

The following table sets out the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2018, 2019 and 2020, together with the fair values on each reporting date:

	As of March 31,
	2018		2019		2020		2020
	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.1,980,227.2	Rs.(750.2)	Rs.2,086,766.2	Rs.131.0	Rs.2,099,192.7	Rs.(3,504.6)	US$	27,844.4	US$	(46.5)
Forward exchange contracts, currency swaps, currency options	Rs.3,876,140.5	Rs.(1,124.3)	Rs.5,156,391.8	Rs.829.9	Rs.5,276,918.2	Rs.322.6	US$	69,994.9	US$	4.3
Domestic Money Market and Debt Securities Desk
Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements including Liquidity Coverage Ratio (“LCR”). These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian Government securities. See also “Supervision and Regulation—Legal Reserve Requirements”. Our local currency desk primarily trades Indian Government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments. The LCR requirement stands at 100.00 percent as of March 31, 2020. The Bank meets the LCR requirement by maintaining an adequate level of high quality liquid assets mainly government securities above its mandated statutory requirements. See also “Supervision and Regulation—Regulations on Asset Liability Management”.
Equities Market
We trade a limited amount of equities of Indian companies for our own account, which are specified in the approved list of equity universe that is reviewed at least on a quarterly basis. As of March 31, 2020, we had an internal aggregate approved limit of Rs. 300 million for proprietary equity trading, which included Rs. 100 million (defined as a sub-limit
of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 100 million (defined as a sub-limit
of the aggregate approved limit) for investment in index funds or equity mutual funds for proprietary trading. We set limits on the amount invested in any individual company as well as a stop-loss trigger level and a value at risk (“VaR”) limit for the proprietary equity trading portfolio. Our exposure as of March 31, 2020 was within these limits.
In addition, we had long-term and strategic investments in equities and equity-linked instruments within the board-approved quantum for such investments. All such investments are carried out after review and approval of the proposal by the investment committee and the board, if applicable.
Distribution Channels
We deliver our products and services through a variety of distribution channels, including banking outlets, direct sales agents, ATMs, telephone, mobile and internet banking.
Banking Outlets
As of March 31, 2020, we had a total of 5,416 banking outlets covering 2,803 cities and towns, which include 162 banking outlets that were manned by our business correspondents. In addition, we had 5,379 banking outlets managed by the CSCs. All of our banking outlets are electronically linked so that our customers can access their accounts from any banking outlet regardless of where they have their accounts.
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

As part of its banking outlet licensing conditions, the RBI requires that at least 25.00 percent of all incremental banking outlets added during the year be located in unbanked rural areas that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions. As per the guidelines of the RBI, a rural area is defined as a center with a population up to 9,999. As of March 31, 2020, 2,385 of our banking outlets (including banking outlets managed by the CSCs) are in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets”.
We have overseas banking outlets in Bahrain, Hong Kong and the Dubai International Finance Centre (“DIFC”). These banking outlets cater to the needs of our overseas clients, both corporate and individual. They offer banking, trade finance and wealth management (primarily for non-resident
individual customers). In addition, we have representative offices in Abu Dhabi, Dubai and Nairobi. We also have a presence in the International Financial Service Centre Banking Unit at the Gujarat International Finance
Tec-City
(“GIFT City”) in Gandhinagar, Gujarat. This unit operates in a similar fashion to our foreign banking outlets and customers are able to purchase products such as trade credits and foreign currency term loans, including external commercial borrowings and derivatives to hedge loans. Our unit in GIFT City is regulated and supervised by the RBI.
Automated Teller Machines
As of March 31, 2020, we had 14,901 ATMs/CDMs, of which 7,088 were located at our banking outlets or extension counters and 7,813 were located off-site
with access to the general public.
Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, mobile recharge/top-up,
and cardless cash withdrawals. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC
Bank ATMs. ATM cards issued by American Express or other banks in the Rupay, Visa, MasterCard, Maestro, JCB, UPI, Cirrus, Citrus or Discover Financial Services networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards issued with respective networks (Rupay/VISA/MasterCard) can be used at ATMs of other banks for which we pay the acquiring bank a fee. Our customers can use our CDMs for a variety of functions, including cash deposits, cash withdrawals and monitoring bank balances.
Telephone Banking
We provide telephone banking services to our customers in 2,803 cities and towns as at March 31, 2020. Customers can access their accounts over the phone through our
24-hour
automated voice response system and can conduct balance and transaction inquiries, order check books and order stop payments of checks. In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers. In select cities, customers can also engage in financial transactions such as opening deposits.
Mobile Banking
Our mobile banking application is specially designed to help our customers manage their banking needs more efficiently. With secure access and an intuitive, multi-feature design, the application provides our customers with an improved banking experience. Our mobile banking application is designed for an era where everything gets done on mobile phone, from sending money (via the national electronic funds transfer (“NEFT”), immediate payment service (“IMPS”) and unified payment interface (“UPI”) to managing accounts, bills and investments. Our mobile banking application is easy, convenient and secure.
Internet Banking
Our internet banking platform is convenient, comprehensive and safe, enabling our customers to bank 24/7 from the comfort of their home or office. Users can perform the majority of banking transactions online and the platform is safeguarded by the highest levels of security standards. The platform provides several different services, including viewing balances and statements, fund transfers, payment of bills, opening term and recurring deposit accounts, mobile and direct-to-home
recharges, ordering check books and online shopping.
Payment Wallets
PayZapp aims to make digital payments safe. PayZapp provides a comprehensive solution for all payment, banking and financial requirements for our internal and external customers. It offers a platform for making different types of payments, including grocery, food delivery, shopping, mobile and direct-to-home
recharges, rent payments, FASTag recharge and utility bills. Using PayZapp, customers can also apply for a credit card or a personal loan, send money to others and transfer money to a bank account.

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
The organizational structure of the credit risk team ensures complete independence from any business activity or responsibility. There is a deliberate separation of the risk function from the business functions in order to ensure that there is no conflict of interest which may compromise our functioning or portfolio. Thus, the credit risk function is not embedded within the business and does not have any business responsibility or association, or any reporting relationship to any business function. To ensure last mile credit delivery and effective credit monitoring, our credit risk officers are placed across all of the Bank’s operating regions, so as to ensure that ground level and location-specific factors are included in the risk assessment and management process.
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
The retail credit risk team manages credit risk in retail assets and has the following constituents:
(a)
Central Risk Unit
: The central risk unit drives credit risk management centrally for retail assets. It is responsible for formulating policies and evaluates proposals for the launch of new products and new geographies. The central risk unit also conducts periodic reviews that cover our portfolio management information system, credit management information system and post-approval reviews. The product risk teams conduct detailed studies on portfolio performance in each customer segment.
(b)
Retail Underwriting
: This unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies and procedures, as applicable.
(c)
Risk Intelligence and Control
: This unit is responsible for the sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availing themselves of loans. The unit initiates market reference checks to avoid a recurrence of fraud and financial losses.
(d)
Retail Collections Unit
: This unit is responsible for the remedial management of problem exposures in retail assets. The collections unit uses specific strategies for various segments and products for remedial management.
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

Wholesale Credit Risk
The wholesale credit risk team, within the Risk Management Group, is primarily responsible for implementing the credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, carrying out an independent assessment of credit risk, approving individual credit exposures, periodically monitoring the overall portfolio quality, concentrations and risk mitigating actions and ensuring portfolio composition and quality are within the Bank’s risk appetite.
For our wholesale banking products, we target leading private businesses and public sector enterprises in the country, subsidiaries of multinational corporations and leaders in the small and medium enterprises (“SME”) segment. We also have product-specific offerings for entities engaged in the capital markets and commodities businesses.
We consider the credit risk of our counterparties comprehensively. Accordingly, our credit policies and procedures apply not only to credit exposures but also to credit substitutes and contingent exposures. Our Credit Policies & Procedure Manual and Credit Program (“Credit Policies”) are central in controlling credit risk in various activities and products. These articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. The Credit Policies generally address such areas as target markets, portfolio mix, prudential exposure ceilings, concentration limits, price and non-price
terms, structure of limits, approval authorities, exception reporting system, prudential accounting and provisioning norms. Each credit proposal is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of risk analysis based on product type and customer profile by credit risk specialists in the Risk Management Group.
Independent of the credit approval process, there is a framework for review and approval of credit ratings by specifically designated rating approvers. We have in place a process of risk-grading each borrower according to its financial health and the performance of its business and each borrower is graded on a model scale of 1 to 10, which is further mapped to a master scale of HDB 1 to HDB 10 (HDB 1 indicating the highest and HDB 10 the lowest rating; we further classify HDB 1 to HDB 7 as “investment grade” ratings, while HDB 8 or lower are classified as
“non-investment
grade” ratings). We have specific models applicable to each significant segment of wholesale credit (
e.g.,
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
To ensure adequate diversification of risk, concentration limits have been set up in terms of:
a)
Borrower/business group
: Exposure to a borrower or business group is subject to the general ceilings established by the RBI from time to time, or specific approval by the RBI. In June 2019, the RBI issued the revised Large Exposure Framework (“LEF”), which aims to align the exposure norms for Indian banks with the Basel Committee on Banking Supervision (“BCBS”) standards. These guidelines have come into effect from April 1, 2019 and certain provisions have become effective from April 1, 2020. Based on the LEF, the exposure-ceiling limit for a single borrower is 20.00 percent of a bank’s available, eligible capital base amounting to Tier 1 capital as defined in the guideline. The Bank may, as permitted in the LEF and in exceptional circumstances, with the approval of the Board, consider enhancement of the exposure to a single counterparty up to a further 5.00 percent of eligible capital base. The exposure-ceiling limit in the case of a borrower group is 25.00 percent of a bank’s eligible capital base as referenced above. Further, the ceiling on a bank’s exposure to a single NBFC or housing finance company (“HFC”) is 15.00 percent of a bank’s eligible capital base (RBI guidelines on LEF stipulate at 20.00 percent of a bank’s eligible capital base). The ceiling on a bank’s exposure to a group of connected NBFCs or a group of connected counterparties, which include an NBFC in the group, is subject to a LEF ceiling of 25.00 percent of a bank’s eligible capital base. The interbank exposures, except intra-day
interbank exposures, are subject to the LEF limit of 25.00 percent of the bank’s eligible capital base. See also “
Supervision and Regulation—Large Exposures Framework
”.

b)
Industry
: While exposure to any one industry cannot exceed 12.00 percent of aggregate exposures, exposure to NBFCs or HFCs is restricted to 7.5 percent of the bank’s aggregate exposure. For this purpose, advances and investments as well as non-fund
based exposures are aggregated. Retail advances are exempt from this exposure limit. Further, exposure to banks and state-sponsored financial institutions is capped at a level of 25.00 percent.
c)
Risk grading
: In addition to the exposure ceilings described above, we have set quantitative ceilings on aggregate funded and non-funded
exposure (excluding retail assets) specific to each risk rating category at the portfolio level.
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
The RBI restricts us from lending to companies with which we have any directors in common. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending” or “PSL”). See also “
Supervision and Regulation—Directed Lending
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
products).
The market variables which affect the valuation of these instruments typically include interest rates, credit spreads, equity prices, foreign exchange rates, implied volatilities (including the foreign exchange volatility surface, cap/floor volatility and volatility smiles) and commodity prices. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earn from the upside potential, there is always a possibility of downside risk. Thus, the Bank must constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. The Bank’s overall risk appetite for various risks is defined by the Internal Capital Adequacy Assessment Process (“ICAAP”) review committee, by stipulating specific risk appetite for key risk types. The risk appetite for trading risk is set through a pre-approved
treasury limits package as well as through specific trading limits and trigger levels for a few product programs. In addition, the Bank’s risk limits with respect to interbank counterparties are guided by the interbank counterparty exposure limit while the Bank’s Asset Liability Management (“ALM”) limits prescribe the appetite for liquidity risk and interest rate risk in the banking book (“IRRBB”). The process for monitoring and reviewing risk exposure is outlined in the various risk policies.
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
The trading risk is managed by establishing a sound process for price validation and by setting various limits or trigger levels, such as value at risk limits, stop-loss trigger levels, price value per basis point (PV01) limits, option Greek limits, position limits, namely, intraday and net overnight forex open position. Additional controls such as order size and outstanding exposure limits are prescribed, wherever applicable, based on case-by-case
review. Moreover, measures such as investment limits and deal size thresholds are prescribed as part of the investment policy for managing outstanding investment or trading positions.
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

II. Asset Liability Management
The ALM risk management process consists of management of liquidity risk and IRRBB. Liquidity risk is the risk that the Bank may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses. IRRBB refers to the potential adverse financial impact on the Bank’s banking book from changes in interest rates. The banking book is comprised of assets and liabilities that are incurred to create a steady income flow or to fulfill statutory obligations. Such assets and liabilities are generally held to maturity. The Bank carries various assets, liabilities and off-balance
sheet items across markets, maturities and benchmarks, exposing itself to risks from changing interest rates. The Bank’s objective is to maintain liquidity risk and IRRBB within certain tolerance limits. The ALM limits are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits are reviewed at least annually.
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

1.	to review and recommend for Board approval the liquidity and interest rate risk policies or any other amendment thereto; and

2.	to ratify excess utilization of Board-approved limits except where delegated to ALCO.
Asset Liability Committee (“ALCO”)
The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The role of the ALCO includes the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board;

•	determining the structure, responsibilities and controls for managing liquidity and interest rate risk;

•	ensuring adequate representation of risk management function on the ALCO;

•	reviewing stress test results and ensuring that a well-documented contingency funding plan is in place; and

•	deciding on the transfer pricing policy of the Bank.
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
In addition, the Bank is required to maintain Liquidity Coverage Ratio. The regulatory minimum requirement for the ratio as on March 31, 2020 was 100 percent. Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.
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
The Bank measures and controls IRRBB using both the earnings perspective (measured using the traditional gap analysis method) and the economic value perspective (measured using the duration gap analysis method) as detailed below. These methods involve grouping of rate-sensitive assets (“RSA”) and rate-sensitive liabilities (“RSL”), including off-balance
sheet items, based on the maturity or repricing dates. The Bank classifies an asset or liability as rate sensitive or non-rate
sensitive in line with the RBI guidelines, as amended, from time to time.
A significant portion of
non-maturing
deposits are grouped in the “over 1 year to 3 year” category.
Non-rate
sensitive liabilities and assets primarily comprise capital, reserves and surplus, other liabilities, cash and balances with the RBI, current account balances with banks, fixed assets and other assets.
The banking book is represented by excluding from the total book the trading book (
i.e.,
on and
off-balance
sheet items) and the commensurate liabilities, as applicable, in the form of short-term borrowings and deposits.

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
While the earnings perspective calculates the short-term impact of the rate changes, the Economic Value Perspective calculates the long-term impact on the MVE of the Bank through changes in the economic value of its rate-sensitive assets, liabilities and off-balance
sheet positions. Economic value perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing the modified duration gap between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of MVE to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under 200 basis points upward and downward parallel rate shocks.
Operational Risk Management
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and includes risk of loss as a result of legal risk. The way operational risk is managed has the potential to positively or negatively impact the Bank’s customers, financial performance and reputation. The Bank has put in place Board-approved governance and organizational structure with clearly defined roles and responsibilities to mitigate operational risk arising from the Bank’s business and operations.
Organizational Structure for Managing Operational Risk
The Board is primarily responsible for ensuring effective management of the operational risks of the Bank. The Board sets the overall strategy and direction for operational risk management (“ORM”) within the Bank. This strategy is developed further and subsequently implemented by the RPMC of the Bank. The RPMC is responsible for overseeing the effective implementation of the ORM framework approved by the Board, as well as developing a strong ORM culture and sense of responsibility at every level in the organization. The ORM committee, which is headed by the Chief Risk Officer and consists of senior management functionaries (including the Group Head—Audit, Group Head—Operations and senior representatives from all the relevant business verticals), oversees the implementation of the operational risk management framework approved by the Board. An independent operational risk management department (“ORMD”) is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support functions in managing operational risk.
Risk Measurement and Monitoring
While the business lines, operations and support functions are primarily responsible for implementation of risk management practices (including cost-benefit analyses) in their day-to-day
operations, the ORMD is responsible for designing and developing tools for monitoring of operational risk across the Bank consistent with the framework approved by the Board. Identification and implementation of mitigating measures is carried out by the respective units within the Bank and reviewed by the ORMD. The internal audit department evaluates the adequacy and effectiveness of the internal control systems and procedures, in the risk management functions as well as across the various business and support units of the Bank.
The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•
risk control self-assessment (the “RCSA”), to identify high-risk areas so that the Bank can initiate timely remedial measures. This assessment is conducted annually to update senior management of the risk level across the Bank;

•
key risk indicators (the “KRI”) are metrics that are derived from various factors to provide an early warning of, or to monitor, the increasing risk or control failures in an activity. As these indicators are quantifiable, they can be measured continuously to identify trends in values;

•
the loss data maintenance (the “LDM”) establishes the Bank’s process of recognizing, recording and mitigating operational losses. Units or functions accounting loss data are required to report every operational risk loss data in a timely manner to ORMD. Operational losses experienced by the units are followed up by the respective control functions for initiation of mitigative measures as applicable;

•
conducting a scenario analysis annually to derive information on hypothetical severe loss situations. The Bank uses this information for risk management purposes, as well as for analyzing the possible financial impact; and

•
periodic reporting of risk assessments and monitoring to senior management to ensure timely actions are initiated at all levels. Operational risk reports specifically reflect key risk areas and risk sensitive units so as to motivate units to take timely corrective action.

Capital Requirement
The Bank currently follows the basic indicator approach for computing operational risk capital charge. BCBS published a document titled ‘Basel III: Finalizing post-crisis reforms’ in December 2017, containing details of the standardized approach for estimating a minimum operational risk capital charge, which would replace all the existing methods for computation of operational risk capital. The Bank will implement the revised approach once the RBI guidelines are notified.
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
Within the public sector banking space, in August 2019, the Government implemented consolidated measures, announcing the merger of ten public sector banks into four bigger banks. This led to a reduction in the number of public sector banks in the country. The consolidation became effective in April 2020.
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

Employees
We had 116,971 employees as of March 31, 2020. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1 percent of our total employee strength.
Our compensation structure has fixed as well as variable pay components. Our variable pay plans are comprised of periodic performance linked pay (PLP), annual performance linked bonus and employee stock option plans.
In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by Government regulation under which the fund is required to pay to employees a minimum annual return, which is proposed to be notified at 8.5 percent for fiscal 2020. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. Employees above certain seniority levels are given a choice to contribute to the national pension scheme. We also contribute specified amounts to a pension fund in respect of certain of our former-CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.
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
basis.
Properties
Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013. In addition to the corporate office, we have administrative offices in most of the metros and some other major cities in India.
As of March 31, 2020, we had a network consisting of 5,416 banking outlets and 14,901 ATMs/CDMs, including 7,813 at non-branch
locations. In addition, we had 5,379 banking outlets managed by the CSCs. These facilities are located throughout India with the exception of three banking outlets which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya. We set up and commenced business in an International Financial Service Centre Banking Unit at the Gujarat International Finance
Tec-City
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
Legal Proceedings
We are involved in a number of legal proceedings in the ordinary course of our business, including certain spurious or vexatious proceedings with significant financial claims present on the face of the complaint, but we believe that they lack any merit, based on the historical dismissal of similar claims. Accordingly, we believe there are currently no legal proceedings, which, if adversely determined, might materially affect our financial condition or the results of our operations.

RISK FACTORS
You should carefully consider the following risk factors in evaluating us and our business.
Risks Relating to Our Business
A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.
Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy, which is, in turn, linked to global economic conditions. While economic growth in India is generally affected by inflation, interest rates, external trade, capital flows and, given India’s dependence on imported oil for its energy needs, oil prices, the fiscal year 2021 faces a new challenge due to the spread of the
COVID-19
pandemic. A decline in global growth and volatility in global financial markets is likely to weaken the Indian financial and economic environment.
Outside India, global output is expected to contract in 2020. The IMF predicts global growth to contract by 4.9 percent in 2020 from growth of 2.9 percent in 2019, with developed economies such as the United States contracting by 8.0 percent in 2020 from positive growth of 2.3 percent in 2019. Developing economies are also expected to contract compared to a positive growth of 3.7 percent in 2019, which could have huge negative implications for emerging markets, including India, through trade channels and adverse impact on investors’ sentiment.
While negative risk sentiment has been dominant so far, some improvement in risk sentiments are starting to emerge as the pandemic reaches a peak in most economies and economic activity begins to resume. While foreign portfolio investors were a net seller in both debt and equity instruments during March to April 2020, this trend was reversed in the equity segment in May 2020. From a medium-term perspective, foreign portfolio flows in India are likely to improve from the current lows, as investors are likely to seek higher yields given the surplus global liquidity.
With respect to the spread of the pandemic, India has a relatively low number of cases per million, which may be a favorable factor in determining the speed of recovery from the current crisis. As on July 13, 2020, India had 637 cases per million compared to approximately 10,000 cases per million in the U.S. and approximately 4,265 in the U.K. In part as a result of strict government measures, the spread of the pandemic has now been slowed but there can be no assurances that the number of cases in India will remain at current levels, in particular in the event of a recurrence or “multiple waves” of the outbreak.
Moreover, the credit guarantees announced by the government in its recent stimulus package for the MSME and NBFC sectors, along with surplus liquidity in India’s economy, are likely to push credit growth.
However, the sharp deceleration in GDP is likely to rein in the demand for credit and compromise credit quality. A global recession is likely to negatively impact export growth across sectors. Banks need to navigate the terrain of enhanced risk carefully, particularly in sectors such as hospitality and civil aviation where the impact of
COVID-19
is likely to be prolonged. The rise in precautionary savings among households and the possibility of rising unemployment, which is often the corollary of a slowdown in economic growth, could reduce the demand for retail lending, particularly for larger purchases. Any prolonged slowdown may adversely impact credit growth and the level of non-performing
and restructured loans. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net profits and total assets which could materially adversely affect our business, results of operations and financial position. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
If we are unable to manage our rapid growth, our operations may suffer and our performance may decline.
We have grown rapidly over the last three fiscals. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2019 grew at a compounded annual growth rate of 22.2 percent. The compounded annual growth for the Indian Banking Industry for the same period was approximately 7.1 percent. The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2015, we had a branch network comprised of 4,014 banking outlets, which increased to 5,416 banking outlets as at March 31, 2020. Section 23 of the Banking Regulation Act, 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new banking outlets. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI has further liberalized the branch authorization policy. See “
Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets
”. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of banking outlets we will be able to open, which would, in turn, have an impact on our future growth.

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
Our results of operations depend to a great extent on our net interest revenue. During fiscal 2020, net interest revenue after allowances for credit losses represented 70.6 percent of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.
The combination of global disinflationary pressures, better supply management of food items, including prudent food stock management, appropriate monetary policy action, fiscal consolidation and subdued global commodity prices have helped to keep domestic inflation in check in recent years, thereby causing consumer price index inflation to decrease from levels of 8.25 percent in March 2014 to 5.25 percent in March 2015 to 4.83 percent in March 2016 to 3.89 percent in March 2017. Furthermore, headline inflation remained within the RBI’s target zone during March 2018 and 2019. However, headline inflation rose to 5.8 percent in March 2020 due to food inflation caused by supply shortages.
The softening in inflation led the RBI to cut the policy repo rate by 75 basis points in fiscal 2016, by another 50 basis points in fiscal 2017 and by 25 basis points in fiscal 2018. While the repo rate was raised by 50 basis points during the first half of fiscal 2019, the policy rate was again reduced by 25 basis points in the fourth quarter, as inflation started easing. In fiscal 2020, the RBI continued to reduce the policy rate in the first half of the fiscal year to support growth. As headline inflation started picking up, the central bank paused the easing cycle after slashing the repo rate by 25 basis points in October 2019. However, due to pandemic related disruptions the repo rate was reduced by 75 basis points in March 2020 and by an additional 40 basis points in May 2020.
To make the liquidity situation more comfortable, the RBI conducted net open market operations (“OMOs”) with purchases of Rs. 1.1 trillion in fiscal 2017 and sales of Rs. 0.9 trillion in fiscal 2018. In fiscal 2019, the RBI again conducted OMO purchases of Rs.3.0 trillion. In fiscal 2020, in addition to open market operations, the RBI injected liquidity using new instruments, such as FX swap operations, long-term repo auctions (“LTROs”) and targeted long-term repo auctions (“TLROs”). To manage liquidity conditions, the RBI also simultaneously sold and purchased government securities.
In response to the declining policy rates, easing liquidity conditions, the benchmark bond yield eased during most of fiscals 2016, 2017 and 2018. However, yields in fiscal 2019 remained elevated on concerns of risks to inflation and fiscal concerns at both the center and state level. As a result of monetary easing, benchmark yield started decreasing in fiscal 2020. The RBI reduced the policy rate by 185 basis points in fiscal 2020, including an emergency rate cut of 75 basis points in February 2020. As of March 31, 2020, the repo rate stood at 4.4 percent. To address the
COVID-19
related economic disruption the RBI reduced the policy rate further by 40 basis points to 4.0 percent in May 2020. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.

Furthermore, elevated precautionary savings that are typical in the wake of a major economic shock are likely to provide the banking system with low-cost deposits. An increase in risk aversion that could potentially drive investments away from alternatives such as equities could also boost deposits. In addition, the RBI is likely to continue its strategy of maintaining significant surplus liquidity in the system and is likely to cut the policy rate further. These measures will ensure low-cost
funds for banks.
Domestically, if the fiscal deficit both federally and for states rises sharply, bond yields are likely to remain volatile and see some upward pressure. Any volatility in interest rates could thereby adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.
On July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer compel or persuade banks to contribute to LIBOR rate setting after 2021. Accordingly, it appears likely that LIBOR will be discontinued as early as January 1, 2022. It has become clear that various jurisdictions are working on a rate or rates as accepted alternatives to LIBOR. For example, in the United States the Alternative Reference Rates Committee, a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for U.S. Dollar LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. These changes will have effect on the markets for LIBOR-based financial instruments. The nature of potential changes, alternative reference rates or other reforms may adversely affect market liquidity, the pricing of LIBOR-based instruments and the availability and cost of associated hedging instruments and borrowings. Payments under contracts referencing new reference rates may differ from those referencing LIBOR. The transition may change our risk profile and require changes to risk and pricing models, valuation tools, product design and hedging strategies. Although we are unable to quantify the ultimate impact of the transition from LIBOR given the nature of the potential changes, we continue to monitor the developments related to the future of LIBOR in line with any regulatory or quasi-regulatory guidance. Moreover, the failure to manage any potential transition from LIBOR to a different reference rate, or rates, may adversely affect our reputation, business and financial condition, and results of operations. See “
Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense ” and “ Selected Statistical Information—Yields, Spreads and Margins
”.
Financial instability in other countries may cause increased volatility in the Indian financial market.
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
Developments in the Eurozone during the past couple of years have exacerbated concerns in the financial markets. Large budget deficits and rising public debts have triggered sovereign debt crisis in multiple European countries that resulted in the bailout of certain economies and increased the risk of government debt defaults, forcing governments to undertake aggressive budget cuts and austerity measures. On the back of this crises, the U.K. voted to leave the European Union in 2016 under the withdrawal agreement between the U.K. and the EU (“Brexit”), , prompting a plunge in the pound sterling and a credit rating downgrade. The outcome of the U.K. referendum created fear of potential further exits from the European Economic and Monetary Union. While some of these apprehensions were alleviated by favorable outcomes of subsequent Dutch and French elections, election results in Germany, Italy (where anti-EU
parties gained support), the rise of separatists in Spain remain and the recently concluded European Union elections show that these fears still persist.

On January 31, 2020, the U.K. withdrew from the EU under the leadership of a new Prime Minister. The withdrawal agreement provides for a transition period during which the rules and regulations of the EU continue to apply to the U.K. until December 31, 2020. If the transition period ends without the U.K. and the EU agreeing upon the terms of their relationship, such as a free trade arrangement, tariffs and other trade restrictions may come into force immediately. Even if the United Kingdom agreed the terms of its departure from the EU, negotiations on the terms and conditions are expected to continue during the transition period, which ends on December 31, 2020. Nevertheless, the uncertainty regarding the terms and conditions of, among others, a new trade agreement, law enforcement and access to fishing waters, the perception of the economic impact and the possibility of a departure without a deal could adversely affect the commercial activity and the economic conditions of the United Kingdom and the EU, challenging finance and foreign exchange global markets.
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
Furthermore, the
COVID-19
pandemic has caused significant disruption in the global financial markets. See also “The
COVID-19
pandemic may have a material adverse effect on our business, financial condition and results of operation”.
If the level of
non-performing
loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.
Our gross
non-performing
loans and
non-performing
credit substitutes represented 1.43 percent of our gross customer assets as of March 31, 2020. Our non-performing
loans and
non-performing
credit substitutes net of specific provisions represented 0.52 percent of our net customer assets portfolio as of March 31, 2020. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2020, 66.2 percent of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing
loans. See “
Note 9—Loans”
in our consolidated financial statements.
Provisions are created by a charge to expense, and represent our estimate for loan losses and risks inherent in the credit portfolio. See “
Selected Statistical
Information—Non-performing
Loans
”. The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing
loans or any further deterioration in our
non-performing
loan portfolio. Further, as part of its supervision process, the RBI assesses our asset classification and provisioning requirements. In the event that additional provisioning is required by the RBI, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares. If we are not able to continue to reduce our existing non-performing
loans, or if there is a significant increase in the amount of new loans classified as non-performing
loans as a result of a change in the methodology of
non-performing
loans classification mandated by the RBI or otherwise, our asset quality may deteriorate, our provisioning for probable losses may increase and our business, future financial performance and the trading price of our equity shares and ADSs could be adversely affected. In addition, we are a relatively young bank operating in a growing economy and we have yet not experienced a significant and prolonged downturn in the economy.

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
As of March 31, 2020, our largest single customer exposure, based on the higher of the outstanding balances of, or limit on, funded and non-funded exposures, calculated based on our Indian GAAP financial statements, was Rs. 244.6 billion, representing 13.3 percent of our capital funds which comprised of Tier I and Tier II capital. Similarly our 10 largest customer exposures totaled Rs. 1,264.8 billion, representing 68.6 percent of our capital funds. None of our 10 largest customer exposures was classified as non-performing
as of March 31, 2020. However, if any of our 10 largest customer exposures were to become non-performing,
our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “
Management
’
s Discussion and Analysis of Financial Condition and Results of Operations
” for a detailed discussion on customer exposures. The RBI released guidelines on the LEF in December 2016 and April 2019, and further revised these guidelines by its circulars dated June 2019 and September 2019. The guidelines govern exposure of banks to a single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20 percent of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties (as defined in the guidelines) must not be higher than 25 percent of the bank’s available eligible capital base at all times. The eligible capital base for this purpose is the effective amount of Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI as per the last audited balance sheet. Most of the guidelines under this framework have been implemented with effect from April 1, 2019 and the extant exposure norms applicable for credit exposure to individual borrowers or to groups of companies under the same management control will no longer be applicable from that date. As of March 31, 2020, there were no exposures which exceeded the ceiling permitted under the LEF guidelines.
As a result of the
COVID-19
pandemic, the RBI in its circular dated May 23, 2020, increased the permitted exposure of a bank to a group of connected counterparties from 25 percent to 30 percent of the eligible capital base of a bank. The increased limit will apply to June 30, 2021. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
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

As a result of the
COVID-19
pandemic, the RBI in its circulars dated April 17, 2020 and May 23, 2020 temporarily relaxed the review period, as well as the timeline for the resolution of distressed assets for lenders. With respect to accounts which fell within the review period as of March 1, 2020, the period from March 1, 2020 to August 31, 2020 will be excluded from the calculation of the
30-day
review period. With respect to all such accounts, the residual review period will resume from September 1, 2020, upon expiry of which the lenders will have the usual 180 days for resolution. Further, with respect to the accounts where the review period was complete, but the
180-day
resolution period had not expired by March 1, 2020, the timeline for resolution will be extended by 180 days from the date on which the
180-day
period was originally set to expire. Consequently, the requirement to make an additional provision of 20 percent for delays in implementing the resolution plan will only be triggered once the extended resolution period expires. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
As of March 31, 2020, our largest industry concentrations, based on RBI guidelines, were as follows: retail trade (4.4 percent), power (4.3 percent), consumer services (3.3 percent) and NBFC (3.3 percent). In addition, as of March 31, 2020, 24.7 percent of our exposures were consumer loans. Industry-specific difficulties in these or other sectors may increase our level of non-performing
customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2020, our non-performing
loans and credit substitutes as a percentage of total
non-performing
customer assets in accordance with U.S.GAAP were concentrated in the following industries: agriculture production-food (14.3 percent), road transportation (8.3 percent), retail trade (5.6 percent) and food and beverage (5.2 percent). In addition, 13.8 percent of our non-performing
customer assets were consumer loans.
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
The RBI prescribes guidelines on PSL in India. Under these guidelines, banks in India are required to lend 40.0 percent of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance
sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The RBI has issued revised priority sector lending norms applicable from fiscal 2016 onwards. The priority sector requirements must be met as of March 31 of each year with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. From fiscal 2017, PSL achievement is required to be evaluated at the end of the fiscal based on the average of priority sector target/sub-target
achievement as at the end of each quarter of that fiscal. See “
Supervision and Regulation—Directed Lending
”. Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with the National Bank for Agriculture and Rural Development (“NABARD”) and other Funds with NABARD, National Housing Bank (“NHB”), Small Industries Development Bank of India (“SIDBI”) or Micro Units Development and Refinance Agency Limited (“MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion.
Further, the RBI has directed banks to maintain direct lending to non-corporate
farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. The target for fiscal 2020 was 12.11 percent. Failure to maintain these lending levels to non-corporate
farmers will attract penalties. The RBI has also directed banks to continue to pursue the target of 13.5 percent of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets.
Our total PSL achievement for fiscal 2020 stood at 40.27 percent and our achievement of direct lending to non-corporate
farmers stood at 13.56 percent for fiscal 2020 as against a requirement of 40 percent and 12.11 percent, respectively. In fiscal 2020 agricultural loans made to small and marginal farmers were at 7.84 percent of ANBC, against the requirement of 8.0 percent with a shortfall of Rs. 12.20 billion. Advances to sections termed “weaker” by the RBI were 10.44 percent against the requirement of 10.0 percent. Our achievement stood at 13.87 percent compared to a target of 13.5 percent of ANBC towards lending to borrowers, who constituted the direct agriculture lending category under the earlier guidelines.
We may experience a higher level of
non-performing
assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing
assets in the directed lending sector as a percentage to gross loans were 0.5 percent as of March 31, 2020 (0.6 percent as of March 31, 2019). Further expansion of the PSL scheme could result in an increase of non-performing
assets due to our limited ability to control the portfolio quality under the directed lending requirements.

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
Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2020, 66.2 percent of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, our records of borrowers’ and guarantors, addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India, which negatively impacted the value of our collateral.
The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. In June 2019, the RBI issued the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019, which replaced the framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets). See “Supervision and Regulations – Resolution of Stressed Assets ”.
The Insolvency and Bankruptcy Code was introduced in December 1, 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see
“
Supervision and Regulation—The Insolvency and Bankruptcy Code, 2016
”
.
However, given the limited experience of this framework, there can be no assurance that we will be able to successfully implement the above-mentioned mechanisms and recover the amounts due to us in full. Furthermore, as a part of the relief measures introduced as a result of the of
COVID-19
pandemic, the Government has proposed suspending the initiation of new insolvency proceedings for a period of six months from March 25, 2020. The inability to foreclose on such loans due or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment
by a borrower of one of these loans, we may be unable to collect the unpaid balance.
We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses and individual businessmen. Unsecured loans are a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or postdated checks from our customers for our unsecured loan products, we may be unable to collect in part or at all in the event of non-payment
by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “
Business—Retail Banking—Retail Loans and Other Asset Products
”.
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
As of March 31, 2020, the RBI requires a minimum capital adequacy ratio of 11.075 percent (including capital conservation buffer) of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 18.52 percent as of March 31, 2020. Our
CET-I
ratio was 16.43 percent as of March 31, 2020. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India and in July 2015, the RBI issued a master circular consolidating all relevant guidelines on Basel III, and time to time amendments. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative
preference shares will not be considered a part of
CET-I
capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off
of all
non-common
equity regulatory capital instruments at the point of
non-viability.
The point of
non-viability
is defined as a trigger event upon the occurrence of which
non-common
equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off
of Additional Tier I capital instruments at a
pre-specified
trigger level. The RBI by way of its circular dated March 27, 2020 has deferred the implementation of the last tranche of the capital conservation buffer from March 31, 2020 to September 30, 2020. Consequently, for Additional Tier I instruments issued before September 30, 2020, i.e., before the full implementation of Basel III there would be two pre-specified
triggers. A lower
pre-specified
trigger at
CET-I
of 5.5 percent of risk weighted assets (“RWAs”) will apply and remain effective before September 30, 2020; from this date the trigger will be raised at
CET-I
of 6.125 percent of RWAs for all such instruments. Additional Tier I instruments issued on or after September 30, 2020 will have only one pre-specified
trigger at
CET-I
of 6.125 percent of RWAs. The capital requirement, including the capital conservation buffer, will be 11.5 percent (excluding additional
CET-I
capital required to be maintained by
D-SIB),
and 11.7 percent (if calculated including additional
CET-I
capital requirement of 0.2 percent required to be maintained by
D-SIB)
once these guidelines are fully phased in. Domestic systemically important banks
(“D-SIB”)
are required to maintain additional
CET-I
capital requirement ranging from 0.2 percent to 0.8 percent of risk weighted assets. We were classified as a
D-SIB
from April 1, 2018 onwards and were required to maintain additional
CET-I
of 0.2 percent with effect from April 1, 2019. See “Supervision and Regulation—Domestic Systemically Important Banks”. Banks will also be required to have an additional capital requirement towards countercyclical capital buffer varying between 0 percent and 2.5 percent of the risk weighted assets as and when announced by the RBI. In its first bi-monthly
monetary policy statement for fiscal 2017, the RBI stated that, following the review and empirical testing of countercyclical capital buffer indicators, it was not necessary to activate the countercyclical capital buffer regime at that point in time. The RBI has reiterated this by its notification dated April 1, 2020 and stated that it is not necessary to activate countercyclical capital buffer for a period of one year or earlier, as may be necessary. Additionally, the Basel III LCR, which is a measure of the Bank’s high-quality liquid assets compared to its anticipated cash outflows over a
30-day
stressed period, began applying in a phased manner that started with a minimum requirement of 60 percent from January 1, 2015 and reached a minimum of 100 percent on January 1, 2019. However, in view of the
COVID-19
pandemic, the RBI pursuant to its circular dated April 17, 2020 has reduced the LCR requirement from 100 percent to 80 percent for the period from April 17, 2020 to September 30, 2020. The reduced LCR requirement is to be increased in two phases; first to 90 percent on October 1, 2020 and second to 100 percent from April 1, 2021 onwards. See “The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation.” These various requirements including requirements to increase capital to meet increasing capital adequacy ratios could require us to forego certain business opportunities. Since, we have been classified as a
D-SIB,
pursuant to a circular issued by the RBI dated June 2019, under Basel III, , we are required to maintain a minimum leverage ratio of 4 percent as compared to 3.5 percent required to be maintained by other scheduled commercial banks, with effect from October 1, 2019.
We believe that the demand for Basel
III-compliant
debt instruments, such as Tier II capital eligible securities, may be limited in India. In the past, the RBI has reviewed and made amendments in its guidelines on Basel III capital regulations with a view to facilitating the issuance of non-equity
regulatory capital instruments by banks under the Basel III framework. It is unclear what effect, if any, these amendments may have on the issuance of Basel
III-compliant
securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel
III-compliant
securities in India.
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
HDFC Group owned 21.24 percent of our equity as of March 31, 2020. So long as HDFC Group holds at least a 20 percent equity stake in us, HDFC Limited is entitled to nominate two directors, our Chairperson and Managing Director, to our Board of Directors. These two directors are not required to retire by rotation and their appointments are subject to RBI approval. Shyamala Gopinath has been reappointed as part-time
Non-Executive
Chairperson for three years with effect from January 2, 2018. Renu Karnard, the Managing Director of HDFC Limited is a member of our Board of Directors. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.
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
HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC Group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC Group companies and may effectively prevent us from taking advantage of business opportunities. See Note 28 “
Related Party Transactions
” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal 2020. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forego other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.
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
RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under Section 12 of the Banking Regulation Act, 1949, as amended, effective from January 18, 2013 through the Banking Laws Amendment Act, 2012, no person holding shares in a financial institution shall, in respect of any shares held by such person, exercise voting rights in excess of 10 percent of the total voting rights of all the shareholders of such financial institution, provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10 to 26 percent. The notification dated July 21, 2016 issued by RBI and published in the Gazette of India dated September 17, 2016 states that the current ceiling voting rights is at 26 percent. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)
In the case of individuals and
non-financial
entities (other than promoters/a promoter group), 10 percent of the paid-up
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

The RBI may permit an increase of its stake beyond the limits mentioned above on a case-to-case
basis under circumstances such as relinquishment by existing promoters, rehabilitation, restructuring of problems, weak banks, entrenchment of existing promoters or in the interest of the bank or in the interest of consolidation in the banking sector.
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
Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), all related party transactions will require approval from the audit committee. Further, all material related party transactions (based on the threshold provided under the SEBI Listing Regulations) will require shareholders’ approval. Further, pursuant to the SEBI Listing Regulations, no related party shall vote to approve such transactions. For transactions with HDFC Limited, shareholder approvals have been obtained for fiscal 2020. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.
Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up
equity share capital.
Aggregate foreign investment from all sources in a private sector bank is permitted up to 49 percent of the paid-up
capital under the automatic route. This limit can be increased to 74 percent of the paid-up
capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74 percent of its paid-up
capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operation and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed
the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2020, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 69.90 percent, respectively of the paid-up
capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively, affect the price of the Bank’s shares and could limit the ability of investors to trade the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “
Supervision and Regulation—Foreign Ownership Restriction
”.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.
We are highly dependent on our management team, including the efforts of our Managing Director and other members of our senior management. Our future performance is dependent on the continued service of these persons or similarly skilled and qualified successors. The term of the Bank’s current Managing Director, Mr. Aditya Puri, will end on October 26, 2020. On April 30, 2020, the Bank submitted to the RBI for approval, in order of preference, the names of three candidates to succeed Mr. Puri. As of the date of this report, the RBI has not communicated a decision with respect to its preference for the Bank’s new Managing Director. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.
We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.
The RBI is empowered under the Banking Regulation Act to impose penalties on banks and their employees to enforce applicable regulatory requirements. The Financial Intelligence Unit (India) (the
“FIU-IND”),
in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions which appeared in media during financial year 2013. We filed an appeal against the order before the appellate tribunal stating that there were only enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. In June 2017, the appellate tribunal dismissed the penalty levied by the FIU and observed that the prescribed matter fell within the provisions of section 13(2)(a) of the Prevention of Money Laundering Act, 2002 (“PMLA”), 2002 (pursuant to which a warning was required to be given to the Bank), and that the matter did not fall within section 13(2)(d) of the PMLA (pursuant to which monetary penalties can be imposed on failure to comply with certain obligations under the PMLA) as mentioned by the FIU. However,
FIU-IND
challenged the appellate tribunal’s order in the Delhi High Court. Subsequently, through its order dated September 4, 2019, the Delhi High Court held that the violation of the reporting obligations on the part of the respondent banks warranted issuance of a warning in writing under Section 13(2)(a) of the Act, instead of a monetary penalty as imposed under Section 13(2)(d) of the Act, and disposed of the case filed by
FIU-IND.
In October 2015, there were media reports about irregularities in advance import remittances in various banks, further to which the RBI had conducted a scrutiny of the transactions carried out by us. In April 2016, the RBI issued a show cause notice to us to which we submitted our detailed response. After considering our submissions, the RBI imposed a penalty of Rs. 20.0 million on us in July 2016, which we paid, on account of pendency in receipt of bills of entry relating to advance import remittances made and lapses in adhering to KYC and Anti-Money Laundering (“AML”) guidelines in this respect. During 2019 we received two separate fines for non-compliance
with certain RBI directives. In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million on us for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008. In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10 million on us for failing to comply with its KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47A(1)(c) and Section 46(4)(i) of the Banking Regulation Act, 1949. We have since implemented corrective action to strengthen our internal control mechanisms so as to ensure that such incidents do not repeat themselves. See “
Supervision and Regulation—Penalties
”. In 2020, the Bank received one fine for
non-compliance
with RBI regulations. In its order dated January 29, 2020, the RBI imposed a monetary penalty of Rs. 10 million on the Bank for failure to undertake ongoing due diligence with respect to 39 current accounts which had been opened by customers of the Bank to participate in an initial public offering, but where the transactions effected were disproportionate to the declared income and profile of the customers. This penalty was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act 1949. The Bank has since strengthened its internal control mechanisms so as to ensure that such incidents are not repeated.
In May 2020, following an internal inquiry we determined that certain employees received unauthorized commissions from a third-party vendor of GPS products, with whom we have an agreement to offer GPS devices to our auto loan customers. The personal misconduct of these employees is in violation of our code of conduct and governance standards and we have taken disciplinary action with respect to the employees involved, including separation of services of certain employees.
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
These laws, regulations and sanctions or similar legislative or regulatory developments may further limit our business operations. If we were determined to have engaged in activities targeted by certain United States, Indian, EU or other statutes, regulations or executive orders, we could lose our ability to open or maintain correspondent or payable-through accounts with United States financial institutions, among other potential sanctions. In addition, depending on socio-political developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with certain restricted targets. The above circumstances could have a material adverse effect on our business, financial results and the prices of our securities.
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
”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2020, 37.0 percent of our loans are expected to mature within the next one year and 41.6 percent of our loans are expected to mature between the next one to three years. As of March 31, 2020, 35.3 percent of our deposits are expected to mature within the next year and 37.5 percent of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position.
Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.
Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012 during which period the bout of interest rate tightening in India was faster than in many other economies. The RBI raised key policy rates from 5.25 percent (repo rate) in April 2010 to 8.5 percent in October 2011. However, key policy rates were eased from 8.0 percent (repo rate) in April 2012 to 7.25 percent in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (which was introduced by the RBI in fiscal 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased from 200 basis points above the repo rate in September 2013 to 100 basis points above repo rate in October 2013. In contrast, the policy rates were tightened from 7.5 percent (repo rate) in September 2013 to 8.0 percent in January 2014. The RBI reduced the policy repo rate again to 7.75 percent in January 2015, further reducing it to 7.5 percent in March 2015, 7.25 percent in June 2015, 6.75 percent in September 2015, 6.5 percent in April 2016, 6.25 percent in October 2016, and 6.0 percent in August 2017, before increasing it to 6.25 percent in June 2018 and 6.5 percent in August 2018. The RBI began decreasing the policy rate again in February 2019 and reduced the policy rate further in April 2019, June 2019, August 2019, October 2019 and February 2020. The central bank reduced the policy rate by 40 basis points in May 2020 to address
COVID-19
related disruptions.

We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See
“Supervision and Regulation—Legal Reserve Requirements”.
These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) a portion of our liabilities in bonds issued by the Government (18.0 percent as of May 2020 computed as per guidelines issued by the RBI). We are also required to maintain 3 percent of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.
Further competition and the development of advanced payment systems by our competitors would adversely impact our cash float and decrease fees we receive in connection with cash management services.
The Indian market for CMS is marked by some distinctive characteristics and challenges such as a vast geography, a large number of small business-intensive towns, a large unorganized sector in various business supply chains and infrastructural limitations for accessibility to many parts of the country. Over the years, such challenges have made it a daunting task for CMS providers in the country to uncover the business potential and extend suitable services and product solutions to the business community.
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
As per RBI norms, a bank’s capital market exposure is limited to 40 percent of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated
basis. Our capital market exposure as of March 31, 2020 was 13.7 percent of our net worth on a non-consolidated
basis and 14.3 percent on a consolidated basis, in each case, under Indian GAAP. See “
Supervision and Regulation—Large Exposures Framework
”. If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.
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
Legal proceedings, including lawsuits, investigations by regulatory authorities and other inspections or audits, could result in judgments, fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, or other adverse effects on our business and financial results. We establish reserves for legal claims when payments associated with claims become probable and the costs can be reasonably estimated. We may still incur legal costs for a matter even if we have not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of any pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition. See “
Business—Legal Proceedings
”.
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
Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. Our financial, accounting or other data processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “
—We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results
”. Further, the information available to and received by our management through its existing systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in our operations. If any of these systems are disabled or if there are other shortcomings or failures in our internal processes or systems, it may disrupt our business or impact our operational efficiencies, and render us liable to regulatory intervention or damage to its reputation. The occurrence of any such events may adversely affect our business, results of operation and financial condition.
Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.
We face strong competition in all areas of our business, and some of our competitors are larger than we are. We compete directly with large public and private sector banks, some of which are larger than we are based on certain metrics such as customer assets and deposits, branch network and capital. These banks are becoming more competitive as they improve their customer services and technology. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. See “
—We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.
”. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition or that the technological investments we make in response to such competition will be successful. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services (whether current or new offerings) at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “
Business—Competition
”.

We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.
The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49 percent of the paid-up
capital is permitted in Indian private sector banks under the automatic route and this limit can be increased up to 74 percent with prior approval of the Government of India. However, under the Banking Regulation Act, read together with the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016, a shareholder cannot exercise voting rights in excess of 10 percent of the total voting rights of all the shareholders of a financial institution. The RBI may increase the ceiling on voting rights in a phased manner up to 26 percent. The notification dated July 21, 2016 issued by RBI and published in the Gazette of India on September 17, 2016 states that the current ceiling on voting rights is at 26 percent. The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. See “Supervision and Regulation—Entry of new banks in the private sector”. Reduced restrictions on foreign ownership of Indian banks could increase the presence of foreign banks in India, increased competition in the industry in which we operate.
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
In November 2014, the RBI released guidelines for the licensing of payments banks and small finance banks (the “November 2014 Guidelines”) in the private sector. Since promulgation, such banks have been established and operational pursuant to these guidelines, which have increased competition in the markets in which we operate. In December 2019, the RBI released guidelines for
“on-tap”
licensing of small finance banks (the “December 2019 Guidelines”). The RBI in its circular dated March 28, 2020 issued modifications to existing regulations under the November 2014 Guidelines to harmonize such regulations with the December 2019 Guidelines.
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
In accordance with U.S. GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Notes 2v and 2w, “Summary of significant accounting policies—Business combination” and “Summary of significant accounting policies—Goodwill and other intangibles”, in our consolidated financial statements.

Many of our banking outlets have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing banking outlets, which adversely affects our profitability.
As at March 31, 2015, we had 4,014 banking outlets and as at March 31, 2020, we had 5,416 banking outlets, a significant increase in the number of banking outlets. Some of the newly added banking outlets are currently operating at a lower efficiency level as compared with our established banking outlets. While we believe that the newly added banking outlets will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal
performance of the newly added banking outlets, if continued over an extended period of time, would have a material adverse effect on our profitability.
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
converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking
financial companies (the “Roadmap”). This Roadmap required such institutions to prepare
IND-AS-based
financial statements for the accounting periods commencing on or after April 1, 2018 and to prepare comparative financial information for accounting periods beginning April 1, 2017 and thereafter. The RBI, in its circular dated February 11, 2016, required all scheduled commercial banks to comply with
IND-AS
for financial statements for the same periods stated above. The RBI did not permit banks to adopt
IND-AS
earlier than the above timelines. The RBI circular also required the RBI to issue guidance and clarifications, as and when required, on the relevant aspects of
IND-AS
implementation. In April 2018, the RBI deferred the effective date for implementation of
IND-AS
by one year, by which point the necessary legislative amendments were expected to have been completed. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, the RBI, in its circular dated March 22, 2019 deferred the implementation of
IND-AS
until further notice.
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

The new accounting standards are expected to change, among other things, our methodologies for estimating allowances for probable loan losses and classifying and valuing our investment portfolio, as well as our revenue recognition policy. It is possible that our financial condition, results of operations and changes in shareholders’ equity may appear materially different under
IND-AS
or IFRS than under Indian GAAP or U.S. GAAP, respectively. Further, during the transition to reporting under the new standards, we may encounter difficulties in the implementation of the new standards and development of our management information systems. Given the increased competition for the small number of IFRS-experienced accounting personnel in India, it may be difficult for us to employ the appropriate accounting personnel to assist us in preparing
IND-AS
or IFRS financial statements. Moreover, there is no significant body of established practice from which we may draw when forming judgments regarding the application of the new accounting standards. There can be no assurance that the Bank’s controls and procedures will be effective in these circumstances or that a material weakness in internal control over financial reporting will not occur. Further, failure to successfully adopt
IND-AS
or IFRS could adversely affect the Bank’s business, financial condition and results of operations
Statistical, industry and financial data obtained from industry publications and other third-party sources may be incomplete or unreliable.
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
While the Bank is rated
BBB-
by Standard & Poor’s (“S&P”), Moody’s has recently downgraded the Bank’s rating to Baa3 from Baa2, in line with the downgrade in India’s sovereign rating. International rating agencies have pegged the ratings of all Indian banks at the sovereign rating (that is,
BBB-
by S&P and Baa3 by Moody’s). However, domestically the Bank is rated AAA by CRISIL, CARE and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.
A significant deterioration in the Bank’s existing financial strength and business position may also pose a rating downgrade risk. The Bank’s rating may also be revised when the rating agencies undertake changes to their rating methodologies. For instance, in April 2015, Moody’s revised its Bank rating methodology and the assessment of government support to banks, following which the ratings of several banks globally, including Indian banks, were revised. Following this methodology change, the Bank’s rating was revised to Baa3 from Baa2 so as to cap it at the Indian sovereign rating.
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
Going forward, the risk of a sovereign rating downgrade remains low at present, but it is likely that the sovereign ratings outlook may be revised down, given the slowdown in economic growth. No assurance can be given that a further sovereign rating downgrade will not occur. However, any further downgrade in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located by international rating agencies may adversely impact our business financial position and liquidity, limit our access to capital markets, and increase our cost of borrowing.
If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business and results of operations.
Any change in Indian tax laws, including the upward revision to the currently applicable normal corporate tax rate of 25.17 percent along with applicable surcharge and cess, could affect our tax burden. Other benefits such as exemption for interest received in respect of tax-free
bonds, if withdrawn in the future, may no longer be available to us. Any adverse order passed by the appellate authorities/tribunals/courts would have an impact on our profitability.

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
Capital flows picked up substantially over the past couple of years, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform
government in 2014 and 2019. While the CAD remained a main area of concern over fiscal 2012 and fiscal 2013, it shrunk sharply in fiscal 2014 to 1.7 percent of GDP, and fell further in fiscal 2017 to 0.7 percent of GDP. A sharp contraction in the oil imports bill on the back of a near 50 percent decline in global crude prices was the main reason behind the improvement in the current account position. However, with the subsequent rise in oil prices, CAD as a percentage of GDP stood higher at 1.8 percent in fiscal 2018 and 2.1 percent in fiscal 2019. CAD narrowed to 0.9 percent in fiscal 2020 on the back of a pickup in remittances and an improvement in the trade balance. Going ahead, we expect CAD to narrow to 0.3 percent in fiscal year 2021, on account of weak internal and external demand.
The possibility of a noticeable shift in global value chains away from China, in order to reduce concentration risk, as well as in response to a shifting geopolitical landscape, presents India with unique opportunities. India could gain global market share across sectors including more traditional sectors, such as textiles, furniture and basic chemicals, as well as more technologically complex sectors, such as mobile phone handsets, pharmaceuticals and auto components.
During fiscal 2014, the rupee came under significant and sustained selling pressure driven by growing anxiety about domestic growth prospects and global risk aversion. The rupee depreciated in fiscal 2014 by 10.1 percent compared to the United States dollar. Investor expectations that reforms implemented by the Government will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85 percent in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32 percent primarily reflecting global risk aversion and a strong United States dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1 percent against the United States dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the United States reform agenda. In fiscal 2018, the rupee ranged between a high of Rs. 65.71 per US$ 1.00 and a low of Rs. 63.38 per US$ 1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In fiscal 2019, the rupee depreciated by 6.3 percent against the United States dollar as a result of rising oil prices, a slowdown in global trade volumes and a general risk aversion towards emerging market currencies (because of tariffs and trade war risks). The rupee further depreciated by 8.0 percent in fiscal 2020 due to risk aversion amid weak global demand, dismal domestic growth and foreign investment outflows. In fiscal 2020, the rupee ranged between a high of Rs. 76.37 per US$1.00 and a low of Rs. 68.40 per US$1.00. Going forward, the Indian rupee may be impacted by factors such as: (a) favorable current account position; (b) an increase in foreign flows as investment sentiment improves; (c) low oil prices; and (d) a downward trend in the strength of the U.S. dollar in the second half of 2020.

Further, global risk aversion, in particular in the event the
COVID-19
pandemic continues or escalates, could mean a continuation of the rotation of global fund flows from emerging markets to developed markets over the medium term. Nevertheless, it remains a possibility that the RBI will intervene in the foreign exchange markets to stamp out excess volatility in the exchange rate in the event of potential shocks, such as rise in protectionist tendencies creating panic in EM economies or excess financial market volatility in the event of a second wave. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which would, in turn, cause domestic interest rates to rise.
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
Recently, as a result of rising border tensions, the Government is considering the possibility of reducing its economic relationship with China. The Government is exploring the option of imposing both tariff and non-tariff restrictions
on Chinese goods for this purpose. Such
non-tariff
measures may include increased inspections, product testing and enhanced quality certification requirements. The imposition of these restrictions could result in trade tensions between the two countries and a slowdown in economic recovery. In addition, the Government might also impose restrictions on investment from China. As our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy, any prolonged disagreement or instability in political or economic relations between the two countries could delay the economic recovery and impact business adversely. If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net profits and total assets, which in turn could materially adversely affect our business, results of operations and financial position.
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
India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately ~18 percent of India’s GDP in fiscal 2020 (in current prices terms). Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.
Health epidemics could also disrupt our business. In fiscal 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. In the ongoing fiscal year, the
COVID-19
pandemic is posing challenges to business operations, such as nationwide lockdowns, travel restrictions and social distancing. The government has recently started easing lockdown related restrictions, which may lead to some increase in economic activity. However, in the event of a second wave of infections, economic growth may contract more than anticipated, which could in turn adversely affect our business and the price of our equity shares and ADSs.
The
COVID-19
pandemic may have a material adverse effect on our business, financial condition and results of operations.
Public health crises such as the
COVID-19
pandemic or similar outbreaks may adversely impact our business. On March 11, 2020, the
COVID-19
outbreak was declared a global pandemic by the WHO and has led to the implementation of various responses, including government-imposed quarantines, travel restrictions,
“stay-at-home”
orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. In India, our main place of business, on March 24, 2020, the Government announced a strict
21-day
lockdown across the country, which was later extended until May 31, 2020. On May 30, 2020, the Government announced a phased reopening of certain activities outside specified containment zones, while the lockdown was extended to June 30, 2020 in such containment zones. Certain states of India further extended the lockdown to July 31, 2020.
To reduce the impact of the pandemic on Indian borrowers, on March 27, 2020 the RBI announced
COVID-19
related regulations, which included permission for financial institutions to extend a three-month moratorium on term loan repayments due between March 1, 2020 and May 31, 2020. This was later renewed for a second period from June 1, 2020 to August 31, 2020. As of June 30, 2020, approximately 9 percent of loans to our customers (measured by total value of our portfolio) were in moratorium. Interest on the term loans continues to accrue during the moratorium and the resulting increase in the interest-burden may adversely affect our customers’ ability to repay their loans, which could adversely affect our profitability. Similarly, the RBI permitted financial institutions to grant deferments with respect to interest payments on working capital facilities between March 31, 2020 and August 31, 2020. At the financial institutions discretion, the interest accumulated during the deferment period may be converted to a funded interest term loan (“FITL”). Furthermore, the RBI also announced that with respect to non-performing
loans, for which a lender’s
180-day
resolution period had not expired by March 1, 2020, an additional
180-day
resolution period would begin from the date on which the original resolution period was set to expire. There can be no assurance that customers who are granted a moratorium will be able to resume their regular repayment schedule following the end of the moratorium. In accordance with RBI guidelines, we have also waived certain fees for customers. In addition, in response to the pandemic the RBI also reduced the repo rate by 40 basis points to 4.0 percent in May 2020. See also “
Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance
”.
The impact of
COVID-19,
including changes in customer behavior and pandemic fears and restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity. This may persist even after the restrictions related to the
COVID-19
outbreak are lifted. The continued slowdown in economic activity has led to a decrease in loan originations, sale of third-party products, use of credit and debit cards, by customers the efficiency of our debt collection efforts and the waiver of certain fees. As a result, we estimate that our fees and other related income (measured on a non-amortized basis under Indian GAAP) decreased by approximately Rs. 4,500 million during the end of fiscal 2020, compared to the same period in fiscal 2019, and by approximately Rs. 20,000 million in the first quarter of fiscal 2021, compared to the same period in fiscal 2020. The slowdown in economic activity has also significantly affected the business of many of our customers and could result in financial distress for our customer base. Moreover, the continued volatility in global and Indian financial and capital markets could adversely affect our corporate customers’ ability to access debt markets, their cost of funds and other terms of any new debt, which, alongside the economic slowdown, may lead to a rise in the number of customer defaults and consequently an increase in provisions for credit losses. See also “
We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing,
the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized
”.

Similarly, such market volatility, or a downgrade in our credit rating, may negatively affect our ability to access capital. We have implemented remote working arrangements for the majority of our employees, which may result in decreased employee productivity and efficiency and exacerbate certain
IT-related
risks, including an increased risk of cybersecurity attacks and the unauthorized dissemination of confidential information about us or our customers.
COVID-19
may also lead to significant increases in employee absenteeism, including due to illness, quarantines and other restrictions related to the pandemic. Even where such restrictions are eased, we may still elect to continue our remote working arrangements, for example in the event of an outbreak of
COVID-19
among our employees, as a preventive measure to contain the spread of the virus and protect the health of our workforce, or as a strategic measure. Even if the number of new
COVID-19
cases were to significantly decrease, the negative effects on Indian and global economic conditions may persist into the future. The level of economic activity may not fully recover in the short term, or at all, due to changes in lifestyle and business practice.
The extent to which the
COVID-19
pandemic will impact our business, financial condition and results of operation, as well as our regulatory capital and liquidity ratios, will depend on future developments, including the possibility of a recurrence or “multiple waves” of the outbreak, which are highly uncertain. This includes, among other things, any new information concerning the severity of the
COVID-19
pandemic and any action to contain its spread or mitigate its impact, whether government-mandated or elected by us.
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
In addition, India is not a party to any multilateral international treaty in relation to the recognition or enforcement of foreign judgments
.
Recognition and enforcement of foreign judgments is provided for under section 13 and section 44A of the Indian Code of Civil Procedure, 1908 (the “Civil Procedure Code”). Section 44A of the Civil Procedure Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India that the Government has, by notification, declared to be a reciprocating territory, that judgment may be enforced in India by proceedings in execution as if it had been rendered by the relevant court in India. However, section 44A of the Civil Procedure Code is applicable only to monetary decrees other than those in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards, even if such awards are enforceable as a decree or judgment. Furthermore, the execution of a foreign decree under section 44A of the Civil Procedure Code is also subject to the exception under Section 13 of the Civil Procedure Code, as discussed below.
The United States has not been declared by the government to be a reciprocating territory for the purposes of section 44A of the Civil Procedure Code. However, the United Kingdom has been declared by the government to be a reciprocating territory and the High Courts in England as the relevant superior courts. A judgment of a court in a jurisdiction which is not a reciprocating territory, such as the United States, may be enforced only by a new suit upon the judgment and not by proceedings in execution. Section 13 of the Civil Procedure Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except: (i) where it has not been pronounced by a court of competent jurisdiction; (ii) where it has not been given on the merits of the case; (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where it has been obtained by fraud; or (vi) where it sustains a claim founded on a breach of any law in force in India. A foreign judgment which is conclusive under Section 13 of the Civil Procedure Code may be enforced either by a new suit upon judgment or by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to execution. Any judgment in a foreign currency would be converted into Indian rupees on the date of the judgment and not on the date of the payment. The Bank cannot predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to considerable delays.

Risks Relating to the ADSs and Equity Shares
Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue.
Historically, our ADSs have traded on the New York Stock Exchange (the “NYSE”) at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges. See “
Certain Information About Our American Depositary Shares and Equity Shares
” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time, some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. It is possible that in the future our ADSs will not trade at any premium to our equity shares and could even trade at a discount to our equity shares.
Investors in ADSs will not be able to vote.
Investors in ADSs will have no voting rights, unlike holders of equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “
Restrictions on Foreign Ownership of Indian Securities
” and “
Description of American Depositary Shares—Voting Rights
”.
Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.
India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADSs depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. The withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “
Restrictions on Foreign Ownership of Indian Securities
”.
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
Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in ADSs. See also “
Taxation
”.
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
HDFC Limited and its subsidiaries hold a significant portion of our equity, and are entitled to certain rights to appoint directors to our Board. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote that could directly or indirectly favor the interests of HDFC Limited over our interests. See “
—HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests
” and “
—We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance
”. HDFC Limited’s concentration of ownership may adversely affect the trading price of our equity shares to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder.
Investors may be subject to Indian taxes arising out of capital gains on the sale of equity shares.
Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Until March 31, 2018, any gain realized on the sale of listed equity shares on a stock exchange held for more than 12 months was not subject to capital gains tax in India if securities transaction tax (“STT”) was paid on the transaction. STT is levied on and collected by a domestic stock exchange on which the equity shares are sold. However, with the enactment of the Finance Act, 2018, (“Finance Act”) the exemption previously granted in respect of payment of long-term capital gains tax has been withdrawn and such taxes are now payable by the investors with effect from April 1, 2018. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short-term capital gains tax in India. Capital gains arising from the sale of equity shares will be exempt from taxation in India in cases where the exemption from taxation in India is provided under a treaty between India and the country of which the seller is resident.
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

CERTAIN INFORMATION ABOUT OUR AMERICAN DEPOSITARY SHARES AND EQUITY SHARES
Our ADSs, each representing three equity shares, par value Rs. 1.0 per equity share, are listed on the NYSE under the symbol “HDB”. Our equity shares, including those underlying the ADSs, are listed on the NSE under the symbol “HDFCBANK” and the BSE Limited (formerly known as Bombay Stock Exchange Limited) under the trading code 500180. Our fiscal quarters end on June 30 of each year for the first quarter, September 30 for the second quarter, December 31 for the third quarter and March 31 for the fourth quarter.
As of March 31, 2020, there were 1,349,474 holders of record of our equity shares, including the shares underlying ADSs of which 1484 had registered addresses in the United States and held an aggregate of 20,958,930 equity shares representing 0.11 percent of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs.
Upon our acquisition of CBoP in 2008, CBoP had global depository receipts (GDRs) outstanding, representing the right to receive shares in CBoP, which, upon the consummation of the acquisition, converted into our GDRs, representing the right to receive our shares. As of March 31, 2019, there were 22,860,766 GDRs outstanding, representing 11,430,383 shares of the Bank (in aggregate 0.42 percent of our paid-up
capital). In 2019, the Bank terminated its Global Depository Receipts (“GDRs”) program by delisting of the GDRs from Luxembourg Stock Exchange with effect from July 15, 2019. The remaining securities underlying the GDRs were sold by JPMorgan Chase Bank N.A. on March 3, 2020. The net proceeds of the sales, after deduction of applicable withholding taxes, are being made available to the remaining GDR holders.

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
Our authorized share capital is Rs. 6,500,000,000 consisting of 6,500,000,000 equity shares of par value Rs. 1.0 each. The shareholders of the Bank at the 25th Annual General Meeting held on July 12, 2019 approved the sub-division
(split) of one equity share of the Bank from a face value of Rs. 2/- each into two equity shares with a face value of Rs. 1/- each, effective as of September 20, 2019.
The Board of Directors, at their meeting held on July 20, 2019, also declared a special interim dividend of Rs. 2.5 per equity share for fiscal 2020, and fixed the record date for the dividend as August 2, 2019.
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
These distributions and payments are required to be deposited into a separate bank account within five (5) days of the declaration of such dividend and paid to shareholders within thirty (30) days of the annual general meeting where the resolution for declaration of dividends is approved.
The Companies Act states that any dividends that remain unpaid or unclaimed after that period are to be transferred to a special bank account. Any dividend amount that remains unclaimed for seven years from the date of the transfer is to be transferred by us to a fund, called the Investor Education and Protection Fund, created by the Government.
Our Articles of Association authorize our Board of Directors to declare interim dividends, the amount of which must be deposited in a separate bank account within five (5) days and paid to the shareholders within thirty (30) days of the declaration.
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

Bonus shares can only be issued if the company has not defaulted in payments of the employees, such as, contribution to provident fund, gratuity and bonus statutory dues or principal/interest payments on fixed deposits or debt securities issued by it. Bonus shares must not be issued in lieu of dividend. Further, listed companies are also required to follow the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 (the “SEBI ICDR Regulations”) for issuance of bonus shares.
Pre-emptive
Rights and Issue of Additional Shares
Subject to the Banking Regulation Act, and other applicable guidelines issued by the RBI, the Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a resolution passed by three-fourths of the shareholders present and voting at a general meeting. Under the Companies Act and our Articles, in the event of an issuance of securities, subject to the limitations set forth above, we must first offer the new equity shares to the holders of equity shares on a fixed record date. The offer, required to be made by notice, must include:

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
”.
General Meetings of Shareholders
There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within five months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of the shareholders holding on the date of the request at least 10 percent of our paid-up
capital. A general meeting is generally convened by our company secretary in accordance with a resolution of the Board of Directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 clear days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received from 95 percent of the members entitled to vote. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting.
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
A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. Under Section 12 of the Banking Regulation Act, 1949 as amended with effect from January 18, 2013 by the Banking Laws Amendment Act, 2012, no person holding shares in a banking company shall, in respect of any shares held by such person, exercise voting rights on poll in excess of ten percent of the total voting rights of all the shareholders of the banking company, provided that RBI may increase, in a phased manner, such ceiling on voting rights from ten percent to twenty-six
percent. On July 21, 2016 the RBI issued a notification, which was notified in the Gazette of India on September 17, 2016, which stated that the current ceiling on voting rights is at twenty-six
percent. At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid up on each share held by such holder bears to the company’s total paid up capital, subject to the limits prescribed under the Banking Regulation Act. Voting is by a show of hands, unless a poll is ordered by the Chairman of the meeting. However, voting by show of hands is not permitted for listed companies. The Chairman of the meeting has a casting vote.

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
Annual Report
At least 21 clear days before an annual general meeting, we must circulate either a detailed or abridged version of our Indian GAAP audited financial accounts, together with the Directors’ Report and the Auditor’s Report, to the shareholders along with a notice convening the annual general meeting. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account. The above-mentioned documents must also be made available for inspection at its registered office during working hours for a period of 21 days before the date of the annual general meeting. A statement containing the salient features of these documents in a prescribed manner (or copies of these documents) is required to be sent to every member of the company and to every debenture trustee at least 21 days before the date of the annual general meeting. Under the Companies Act, we must file with the Registrar of Companies our Indian GAAP balance sheet and profit and loss account within 30 days in form
AOC-4
of the conclusion of the annual general meeting and our annual return in form
MGT-7
within 60 days of the conclusion of that meeting.
Register of Shareholders, Record Dates and Transfer of Shares
The equity shares are in registered form. We maintain a register of our shareholders in Mumbai. We register transfers of equity shares on the register of shareholders upon presentation of certificates in respect of the transfer of equity shares held in physical form together with a transfer deed duly executed by the transferor and transferee. These transfer deeds are subject to stamp duty, which has been fixed at 0.25 percent of the transfer price. As set out in the SEBI directive, effective April 1, 2019, physical transfer of shares is prohibited in the case of listed Indian companies. Therefore, shareholders need to dematerialize the shares for transfer.
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

Transfer of Shares
Shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by the SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depositary are exempt from stamp duty. We have entered into an agreement for such depository services with the National Securities Depository Limited (“NSDL”) and the Central Depository Services India Limited (“CDSL”).
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
Our equity shares are freely transferable, subject to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the provisions of Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or any other law in force at the time, the National Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct a rectification of the register of records. It was a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within thirty (30) days from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the National Company Law Tribunal seeking to register the transfer of equity shares. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. However, effective from and on April 1, 2019, the SEBI decided that except in cases of transmission or transposition of securities, requests for effecting the transfer of securities shall not be processed unless the securities are held in dematerialized form with a depositary. Our Articles provide for certain restrictions on the transfer of equity shares, including granting power to the Board of Directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than five (5) percent of our share capital.
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
See “
Description of Equity Shares—The Company
”.
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

•
to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

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

• the sale of securities;

• the delivery of deposited securities;

• the depositary’s or its custodian’s compliance with applicable laws, rules or regulations;

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

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal 2020.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	4,712,196.17 (approximately Rs. 355.3 million)
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
pre-release
ADSs only if:

•	the person or entity to whom ADSs or shares will be delivered;

•	represents that, at the time of the pre-release, the applicant or its customer owns the shares or ADSs to be delivered;

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

	Dividend per equity share			Total amount of dividends declared
				(in millions)
Relating to Fiscal Year
2016	4.75	US$	0.063	24,017.8	US$	318.6
2017	5.50		0.073	28,188.0		373.9
2018	6.50		0.086	33,736.2		447.5
2019	7.50		0.099	40,849.6		541.8
2020*	2.50		0.033	13,664.1		181.2

*	i) A special interim dividend was declared in a meeting of the Board held on July 20, 2019 to commemorate 25 years of HDFC Bank’s operations with the record date fixed as August 2, 2019.

ii) The RBI in its circular No.
RBI/2019-20/218
DOR.BP.BC.No.64/21.02.067/2019-20,
dated April 17, 2020 decided that banks shall not make any further dividend pay-outs
from the profits pertaining to the financial year ended March 31, 2020 until further instructions. This restriction was put in place to ensure that banks conserve capital and retain their ability to support the economy and absorb losses in an environment of heightened uncertainty caused by
COVID-19.

Our dividends are generally declared and paid in the fiscal following the fiscal to which they relate. Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the Board of Directors.
By an ordinary resolution on July 12, 2019, the shareholders of the Bank approved a subdivision (stock split) of the Bank’s equity shares to reduce the face value of each equity share from Rs. 2.0 to Rs. 1.0 per equity share effective as of September 20, 2019. The number of issued and subscribed equity shares increased to 5,470,763,894 shares of par value Rs. 1.0 each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three equity shares.
In accordance with the Finance Act 2020, with effect from April 1, 2020, the dividend distribution tax payable by a company upon the distribution of dividends has been abolished. As a result, as of April 1, 2020, the Bank is no longer required to pay direct tax in respect of dividends paid by the Bank. Although no direct taxes are to be paid by the Bank on dividends distributed from and after April 1, 2020, under Section 115AC of the Finance Act 2020, such dividends are now taxable to ADR holders at the rate of 10 percent plus applicable surcharge and cess, and such amount of tax is required to be withheld or deducted from the amount of any dividends distributed to ADR holders after March 31, 2020.
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
”.

SELECTED FINANCIAL AND OTHER DATA
The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2018, 2019 and 2020 and the selected balance sheet data as of March 31, 2019 and 2020 are derived from our audited financial statements included in this report. Our selected balance sheet data as of March 31, 2016, March 31, 2017 and March 31, 2018 and selected income statement data for the fiscal years ended March 31, 2016 and March 31, 2017 are derived from our audited financial statements not included in this report.
For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2020 have been translated into U.S. dollars at the rate on such date of Rs. 75.39 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.
By an ordinary resolution on July 12, 2019, the shareholders of the Bank approved a sub division (stock split) of the Bank’s equity shares to reduce the face value of each equity share from Rs. 2.0 to Rs. 1.0 per equity share effective as of September 20, 2019. The number of issued and subscribed equity shares increased to 5,470,763,894 shares of par value Rs. 1.0 each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three equity shares.
You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2016		2017		2018		2019		2020		2020
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	625,428.6	Rs.	725,554.3	Rs.	843,465.3	Rs.	1,041,714.9	Rs.	1,211,982.9	US$	16,076.2
Interest expense		333,067.1		373,758.7		420,314.7		534,209.3		618,455.5		8,203.4
Net interest revenue		292,361.5		351,795.6		423,150.6		507,505.6		593,527.4		7,872.8
Provisions for credit losses		21,531.3		37,951.4		59,397.8		72,279.3		117,621.9		1,560.2
Net interest revenue after provisions for credit losses		270,830.2		313,844.2		363,752.8		435,226.3		475,905.5		6,312.6
Non-interest revenue, net		96,833.9		110,326.1		144,607.0		160,122.2		198,219.0		2,629.4
Net revenue		367,664.1		424,170.3		508,359.8		595,348.5		674,124.5		8,942.0
Non-interest expense		182,077.3		204,204.8		231,253.4		255,389.5		308,280.5		4,089.2
Income before income tax expense		185,586.8		219,965.5		277,106.4		339,959.0		365,844.0		4,852.8
Income tax expense		67,536.9		79,224.9		98,272.5		119,393.5		105,480.0		1,399.1
Net income before noncontrolling interest		118,049.9		140,740.6		178,833.9		220,565.5		260,364.0		3,453.7
Less: Net income attributable to shareholders of noncontrolling interest		134.6		210.8		319.0		461.7		94.1		1.2
Net income attributable to HDFC Bank Limited	Rs.	117,915.3	Rs.	140,529.8	Rs.	178,514.9	Rs.	220,103.8	Rs.	260,269.9	US$	3,452.5
Per equity share data:
Earnings per equity share, basic	Rs.	23.42	Rs.	27.62	Rs.	34.59	Rs.	41.07	Rs.	47.59	US$	0.63
Earnings per equity share, diluted		23.17		27.29		34.15		40.66		47.27		0.62
Dividends per share		4.75		5.50		6.50		7.50		2.50		0.03
Book value (1)		171.92		200.21		226.23		299.74		345.25		4.58
Equity share data:
Equity shares outstanding at end of period		5,056.4		5,125.0		5,190.2		5,446.6		5,483.3		5,483.3
Weighted average equity shares outstanding—basic		5,034.8		5,088.6		5,161.0		5,360.0		5,468.8		5,468.8
Weighted average equity shares outstanding—diluted		5,090.8		5,150.8		5,227.8		5,413.6		5,505.8		5,505.8
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		70.26		82.85		103.77		123.21		142.77		1.89
Earnings per ADS—diluted		69.50		81.86		102.45		121.98		141.81		1.86

	As of March 31,
	2016		2017		2018		2019		2020		2020
	(in millions)
Selected balance sheet data:
Cash and due from banks, and restricted cash	Rs.	377,671.7	Rs.	430,708.6	Rs.	574,151.0	Rs.	734,872.6	Rs.	611,961.0	US$	8,117.3
Loans, net of allowance		4,935,474.3		5,910,412.8		7,263,671.8		8,963,232.6		10,425,022.4		138,281.2
Investments:
Investments held for trading		71,860.9		35,363.7		167,513.9		265,516.1		304,962.9		4,045.1
Investments available for sale, debt securities		1,877,503.7		2,109,877.9		2,221,443.3		2,633,348.4		3,406,289.2		45,182.2
Total		1,949,364.6		2,145,241.6		2,388,957.2		2,898,864.5		3,711,252.1		49,227.4
Total assets (2)	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	13,280,073.6	Rs.	15,961,889.1	US$	211,724.1
Long-term debt		522,313.5		730,920.7		932,906.3		1,044,553.0		1,026,518.3		13,616.1
Short-term borrowings		253,562.4		322,265.6		779,201.7		654,058.0		377,417.6		5,006.2
Total deposits		5,457,860.3		6,431,322.9		7,883,751.5		9,225,026.9		11,462,071.3		152,037.0
Of which:
Interest-bearing deposits		4,575,414.5		5,277,644.0		6,693,649.3		7,804,717.5		9,730,481.3		129,068.6
Non-interest bearing deposits		882,445.8		1,153,678.9		1,190,102.2		1,420,309.4		1,731,590.0		22,968.4
Total liabilities (2)		6,865,928.1		8,039,079.4		10,190,815.5		11,644,449.0		14,065,395.3		186,568.4
Noncontrolling interest		1,485.0		1,847.5		2,329.7		3,049.3		3,411.4		45.3
HDFC Bank Limited shareholders’ equity		869,310.2		1,026,053.6		1,174,163.6		1,632,575.3		1,893,082.4		25,110.4
Total liabilities and shareholders’ equity	Rs.	7,736,723.3	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	13,280,073.6	Rs.	15,961,889.1		211,724.1

	Year ended March 31,
	2016		2017		2018		2019		2020		2020
	(in millions)
Period average (3)
Interest-earning assets	Rs.	6,334,288.6	Rs.	7,584,354.9	Rs.	9,052,769.4	Rs.	11,082,789.8	Rs.	12,882,466.7	US$	170,877.7
Loans, net of allowance		4,278,152.9		5,156,042.6		6,507,446.5		8,012,985.1		9,342,363.0		123,920.5
Total assets		6,776,037.8		8,099,122.2		9,634,335.7		11,774,471.6		13,797,721.6		183,017.9
Interest-bearing deposits		4,301,515.1		5,053,872.7		5,849,539.4		7,131,163.3		8,684,183.5		115,190.1
Non-interest bearing deposits		620,340.4		784,108.7		946,157.4		1,029,226.1		1,202,574.5		15,951.4
Total deposits		4,921,855.5		5,837,981.4		6,795,696.8		8,160,389.4		9,886,758.0		131,141.5
Interest-bearing liabilities		5,130,083.6		6,104,324.6		7,260,929.1		8,926,793.0		10,306,283.8		136,706.2
Long-term debt		485,713.4		646,512.9		881,556.7		1,015,061.9		1,023,425.5		13,575.1
Short-term borrowings		342,855.1		403,939.0		529,833.0		780,567.8		598,674.8		7,941.0
Total liabilities		5,955,268.7		7,155,571.9		8,553,295.8		10,355,177.0		12,069,459.7		160,093.6
Total shareholders’ equity		820,769.1		943,550.3		1,081,039.9		1,419,294.6		1,728,261.9		22,924.3

	As of or for the year ended March 31,
	2016	2017	2018	2019	2020
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.7	1.7	1.9	1.9	1.9
Average total shareholders’ equity	14.4	14.9	16.5	15.5	15.1
Dividend payout ratio (4)	20.4	20.1	18.9	18.6	5.3
Spread (5)	4.1	4.1	4.2	4.0	4.0
Net interest margin (6)	4.6	4.6	4.7	4.6	4.6
Cost-to-net revenue ratio (7)	49.5	48.1	45.5	42.9	45.7
Cost-to-average assets ratio (8)	2.7	2.5	2.4	2.2	2.2
Capital:
Total capital adequacy ratio (9)	15.53	14.55	14.82	17.11	18.52
Tier I capital adequacy ratio (9)	13.22	12.79	13.25	15.78	17.23
Tier II capital adequacy ratio (9)	2.31	1.76	1.57	1.33	1.29
Average total shareholders’ equity as a percentage of average total assets	12.1	11.7	11.2	12.1	12.5
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets (10)	1.0	1.3	1.4	1.5	1.4
Net non-performing customer assets as a percentage of net customer assets (10)	0.4	0.6	0.6	0.6	0.5
Total allowance for credit losses as a percentage of gross non-performing credit assets	108.3	94.6	103.5	105.6	126.3

(1)
Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.

(2)	With effect from April 1, 2019, the Bank adopted FASB ASU 2016-02 “Leases (Topic 842)” using the modified retrospective method.
(3)	Average balances are the average of daily outstanding amounts.
(4)
Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. With effect from April 1, 2020, dividend distribution tax on dividends distributed has been abolished. The RBI in its circular No. RBI/2019-20/218 DOR.BP.BC.No.64/21.02.067/2019-20, dated April 17, 2020 decided that banks shall not make any further dividend pay-outs from the profits pertaining to the financial year ended March 31, 2020 until further instructions. See “
Dividend Policy
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

(7)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(8)	Represents the ratio of non-interest expense to average total assets.
(9)	Calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as “Basel III”). See also “ Supervision and Regulation ”.
(10)	Customer assets consist of loans and credit substitutes.

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
non-performing
loans and are net of allowance for credit losses.

	Year ended March 31,
	2018					2019					2020
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Due from banks (1)	Rs.	155,134.1	Rs.	6,969.3	4.5%	Rs.	148,277.5	Rs.	7,221.5	4.9%	Rs.	431,461.7	Rs.	18,665.8	4.3%
Investments available for sale debt securities		2,185,498.3		158,209.2	7.2		2,617,688.2		190,992.5	7.3		2,811,228.3		198,383.2	7.1
Investments held for trading		76,921.8		4,049.1	5.3		165,237.5		8,892.9	5.4		160,667.5		7,392.1	4.6
Loans, net:
Retail loans		4,629,220.5		515,334.1	11.1		5,655,160.9		626,359.1	11.1		6,465,548.5		736,290.1	11.4
Wholesale loans		1,878,226.0		152,124.6	8.1		2,357,824.2		201,323.9	8.5		2,876,814.5		245,504.7	8.5
Other assets		127,768.7		6,779.0	5.3		138,601.5		6,925.0	5.0		136,746.2		5,747.0	4.2
Total interest-earning assets:	Rs.	9,052,769.4	Rs.	843,465.3	9.3%	Rs.	11,082,789.8	Rs.	1,041,714.9	9.4%	Rs.	12,882,466.7	Rs.	1,211,982.9	9.4%
Non-interest-earning assets:
Cash and due from banks, and restricted cash		346,111.0					415,721.0					490,459.0
Property and equipment		38,790.1					40,943.0					45,124.2
Other assets		196,665.2					235,017.8					379,671.7
Total non-interest earning assets		581,566.3					691,681.8					915,254.9
Total assets	Rs.	9,634,335.7	Rs.	843,465.3	8.8%	Rs.	11,774,471.6	Rs.	1,041,714.9	8.8%	Rs.	13,797,721.6	Rs.	1,211,982.9	8.8%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	1,919,734.0	Rs.	72,103.0	3.8%	Rs.	2,226,287.0	Rs.	80,630.0	3.6%	Rs.	2,552,856.0	Rs.	92,813.0	3.6%
Time deposits		3,929,805.4		254,614.8	6.5		4,904,876.3		329,396.4	6.7		6,131,327.5		415,075.8	6.8
Short-term borrowings (2)		529,833.0		26,299.4	5.0		780,567.8		39,101.8	5.0		598,674.8		27,366.2	4.6
Long-term debt		881,556.7		67,297.5	7.6		1,015,061.9		85,081.1	8.4		1,023,425.5		83,200.5	8.1
Total interest-bearing liabilities	Rs.	7,260,929.1	Rs.	420,314.7	5.8%	Rs.	8,926,793.0	Rs.	534,209.3	6.0%	Rs.	10,306,283.8	Rs.	618,455.5	6.0%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		946,157.4					1,029,226.1					1,202,574.5
Other liabilities		346,209.3					399,157.9					560,601.4
Total non-interest-bearing liabilities		1,292,366.7					1,428,384.0					1,763,175.9
Total liabilities	Rs.	8,553,295.8	Rs.	420,314.7	4.9%	Rs.	10,355,177.0	Rs.	534,209.3	5.2%	Rs.	12,069,459.7	Rs.	618,455.5	5.1%
Total shareholders’ equity		1,081,039.9					1,419,294.6					1,728,261.9
Total liabilities and shareholders’ equity	Rs.	9,634,335.7	Rs.	420,314.7	4.4%	Rs.	11,774,471.6	Rs.	534,209.3	4.5%	Rs.	13,797,721.6	Rs.	618,455.5	4.5%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense
The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2019 vs. Fiscal 2018 Increase (decrease) (1) due to						Fiscal 2020 vs. Fiscal 2019 Increase (decrease) (1) due to
	Net change		Change in Average balance		Change in average rate		Net change		Change in Average balance		Change in average rate
					(in millions)
Interest revenue:
Cash and due from banks, and restricted cash	Rs.	252.2	Rs.	(308.0)	Rs.	560.2	Rs.	11,444.3	Rs.	13,791.8	Rs.	(2,347.5)
Investments available for sale debt securities		32,783.3		31,323.0		1,460.3		7,390.7		13,736.0		(6,345.3)
Investments held for trading		4,843.8		4,648.9		194.9		(1,500.8)		(246.0)		(1,254.8)
Loans, net:
Retail loans		111,025.0		114,209.7		(3,184.7)		109,931.1		89,757.6		20,173.5
Wholesale loans		49,199.3		38,844.5		10,354.8		44,180.7		44,314.2		(133.5)
Other assets		146.0		655.5		(509.5)		(1,178.0)		(92.7)		(1,085.3)
Total interest-earning assets	Rs.	198,249.6	Rs.	189,373.6	Rs.	8,876.0	Rs.	170,268.0	Rs.	161,260.9	Rs.	9,007.1
Interest expense:
Savings account deposits	Rs.	8,527.0	Rs.	11,513.8	Rs.	(2,986.8)	Rs.	12,183.0	Rs.	11,827.4	Rs.	355.6
Time deposits		74,781.6		63,175.5		11,606.1		85,679.4		82,364.7		3,314.7
Short-term borrowings		12,802.4		12,445.8		356.6		(11,735.6)		(9,111.8)		(2,623.8)
Long-term debt		17,783.6		10,191.7		7,591.9		(1,880.6)		701.0		(2,581.6)
Total interest-bearing liabilities	Rs.	113,894.6	Rs.	97,326.8	Rs.	16,567.8	Rs.	84,246.2	Rs.	85,781.3	Rs.	(1,535.1)
Net interest revenue	Rs.	84,355.0	Rs.	92,046.8	Rs.	(7,691.8)	Rs.	86,021.8	Rs.	75,479.6	Rs.	10,542.2

(1)
The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes which are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins
The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2018		2019		2020
	(in millions, except percentages)
Interest and dividend revenue	Rs.	843,465.3	Rs.	1,041,714.9	Rs.	1,211,982.9
Average interest-earning assets		9,052,769.4		11,082,789.8		12,882,466.7
Interest expense		420,314.7		534,209.3		618,455.5
Average interest-bearing liabilities		7,260,929.1		8,926,793.0		10,306,283.8
Average total assets		9,634,335.7		11,774,471.6		13,797,721.6
Average interest-earning assets as a percentage of average total assets		94.0%		94.1%		93.4%
Average interest-bearing liabilities as a percentage of average total assets		75.4%		75.8%		74.7%
Average interest-earning assets as a percentage of average interest-bearing liabilities		124.7%		124.2%		125.0%
Yield		9.3%		9.4%		9.4%
Cost of funds (1)		4.9%		5.2%		5.1%
Spread (2)		4.2%		4.0%		4.0%
Net interest margin (3)		4.7%		4.6%		4.6%

(1)	Excludes total shareholders’ equity.
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

Return on Equity and Assets
The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2018		2019		2020
	(in millions, except percentages)
Net income	Rs.	178,514.9	Rs.	220,103.8	Rs.	260,269.9
Average total assets		9,634,335.7		11,774,471.6		13,797,721.6
Average total shareholders’ equity		1,081,039.9		1,419,294.6		1,728,262.0
Net income as a percentage of average total assets		1.9%		1.9%		1.9%
Net income as a percentage of average total shareholders’ equity		16.5%		15.5%		15.1%
Average total shareholders’ equity as a percentage of average total assets		11.2%		12.1%		12.5%
Dividend payout-ratio		18.9%		18.6%		5.3%

Investment Portfolio
Available for Sale Debt Investments
The following tables set forth, as of the dates indicated, information related to our investments available for sale debt securities.

	At March 31,
	2018								2019								2020
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair Value
	(in millions)
Government securities	Rs.	1,872,187.9	Rs.	11,519.2	Rs.	17,572.9	Rs.	1,866,134.2	Rs.	2,292,568.3	Rs.	26,746.0	Rs.	10,310.6	Rs.	2,309,003.7	Rs.	2,814,520.3	Rs.	63,967.7	Rs.	1,491.6	Rs.	2,876,996.4
Government securities outside India		4,223.8		—		6.8		4,217.0		7,201.6		3.3		—		7,204.9		8,367.0		48.4		0.0		8,415.4
Other debt securities		333,385.3		495.4		1,682.1		332,198.6		277,475.7		930.8		1,570.1		276,836.4		390,452.4		2,522.3		1,086.9		391,887.8
Total debt securities	Rs.	2,209,797.0	Rs.	12,014.6	Rs.	19,261.8	Rs.	2,202,549.8	Rs.	2,577,245.6	Rs.	27,680.1	Rs.	11,880.7	Rs.	2,593,045.0	Rs.	3,213,339.7	Rs.	66,538.4	Rs.	2,578.5	Rs.	3,277,299.6
Others*		19,186.3		66.0		358.8		18,893.5		40,259.7		166.3		122.6		40,303.4		127,392.6		1,747.0		150.0		128,989.6
Total	Rs.	2,228,983.3	Rs.	12,080.6	Rs.	19,620.6	Rs.	2,221,443.3	Rs.	2,617,505.3	Rs.	27,846.4	Rs.	12,003.3	Rs.	2,633,348.4	Rs.	3,340,732.3	Rs.	68,285.4	Rs.	2,728.5	Rs.	3,406,289.2

*	Includes asset and mortgage backed securities and mutual funds.
Held for Trading Investments
The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2018								2019								2020
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Government securities	Rs.	25,962.2	Rs.	19.0	Rs.	8.0	Rs.	25,973.2	Rs.	134,084.9	Rs.	163.2	Rs.	0.1	Rs.	134,248.0	Rs.	207,131.4	Rs.	592.9	Rs.	17.2	Rs.	207,707.1
Other debt securities		49,982.3		62.8		0.4		50,044.7		33,990.6		15.8		1.1		34,005.3		4,495.9		7.1		32.5		4,470.5
Total debt securities	Rs.	75,944.5	Rs.	81.8	Rs.	8.4	Rs.	76,017.9	Rs.	168,075.5	Rs.	179.0	Rs.	1.2	Rs.	168,253.3	Rs.	211,627.3	Rs.	600.0	Rs.	49.7	Rs.	212,177.6
Non-debt securities		91,488.6		7.4		—		91,496.0		96,935.6		327.2		—		97,262.8		92,683.9		101.40		—		92,785.3
Total	Rs.	167,433.1	Rs.	89.2	Rs.	8.4	Rs.	167,513.9	Rs.	265,011.1	Rs.	506.2	Rs.	1.2	Rs.	265,516.1	Rs.	304,311.2	Rs.	701.4	Rs.	49.7	Rs.	304,962.9
Residual Maturity Profile
The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale
debt securities and their market yields.

	At March 31, 2020
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	859,680.4	4.3%	Rs.	747,677.6	5.6%	Rs.	930,580.1	6.5%	Rs.	339,058.3	6.4%
Government securities outside India		8,415.4	2.1		—	—		—	—		—	—
Other debt securities		247,850.6	6.2		114,141.2	7.4		15,722.2	8.6		14,173.8	9.1
Total debt securities, fair value	Rs.	1,115,946.4	4.7%	Rs.	861,818.8	5.8%	Rs.	946,302.3	6.6%	Rs.	353,232.1	6.5%
Total amortized cost	Rs.	1,112,389.9		Rs.	838,625.0		Rs.	916,798.3		Rs.	345,526.5
Funding
Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 77 percent of total deposits, as of March 31, 2019 and March 31, 2020. Wholesale banking deposits represented 23 percent of total deposits, as of March 31, 2019 and March 31, 2020.
Total Deposits
The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 3.8 percent in fiscal 2018, 3.6 percent in fiscal 2019 and 3.6 percent in fiscal 2020. The average cost of time deposits was 6.5 percent in fiscal 2018, 6.7 percent in fiscal 2019 and 6.8 percent in fiscal 2020. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2018			2019			2020
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	946,157.4	14.0%	Rs.	1,029,226.1	12.6%	Rs.	1,202,574.5	12.2%
Savings deposits		1,919,734.0	28.2		2,226,287.0	27.3		2,552,856.0	25.8
Time deposits		3,929,805.4	57.8		4,904,876.3	60.1		6,131,327.5	62.0
Total	Rs.	6,795,696.8	100.0%	Rs.	8,160,389.4	100.0%	Rs.	9,886,758.0	100.0%
As of March 31, 2020, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

	At March 31, 2020
	Up to three months		Three to six months		Six to twelve months		More than one year
	(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.	1,933,085.3	Rs.	1,156,010.4	Rs.	1,957,460.5	Rs.	1,351,141.9
Short-term Borrowings
The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money-market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2018		2019		2020
	(in millions, except percentages)
Period end	Rs.	917,201.7	Rs.	828,058.0	Rs.	885,399.6
Average balance during the period	Rs.	529,833.0	Rs.	780,567.8	Rs.	598,674.8
Maximum outstanding	Rs.	917,619.6	Rs.	1,112,780.5	Rs.	971,364.0
Average interest rate during the period (1)		5.0%		5.0%		4.6%
Average interest rate at period end (2)		5.1%		5.6%		1.6%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2018, 2019 and 2020.

Subordinated Debt
We also obtain funds from the issuance of unsecured subordinated debt securities, which qualify as Tier I or Tier II capital as per the eligibility criteria under the RBI’s Basel III capital regulations. Subordinated debt and Perpetual Debt Instruments with face value outstanding as of March 31, 2020 were Rs. 133.76 billion (previous year: Rs. 128.32 billion) and Rs. 85.00 billion (previous year: 83.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Step-up rate (%)	Face value (Rupees in billions)
Tier II	INR	2010-11	2025-26	15.0	8.70	2020-21	9.20	11.05
Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	—	36.50
Tier II	INR	2012-13	2027-28	15.0	9.45	2022-23	—	34.77
Tier II	INR	2012-13	2022-23	10.0	10.20	—	—	2.50
Tier II	INR	2012-13	2022-23	10.0	9.70	—	—	1.50
Tier II	INR	2012-13	2022-23	10.0	9.60	—	—	2.00
Tier II	INR	2013-14	2023-24	10.0	10.20	—	—	1.00
Tier II	INR	2013-14	2023-24	10.0	10.05	—	—	0.50
Tier II	INR	2013-14	2023-24	10.0	10.19	—	—	0.80
Tier II	INR	2014-15	2024-25	10.0	9.70	—	—	2.00
Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	1.00
Tier II	INR	2014-15	2024-25	10.0	9.55	—	—	2.00
Tier II	INR	2016-17	2026-27	10.0	8.79	—	—	2.20
Tier II	INR	2016-17	2026-27	10.0	8.05	—	—	1.70
Tier II	INR	2017-18	2027-28	10.0	7.56	—	—	20.00
Tier II	INR	2017-18	2027-28	10.0	8.42	—	—	1.50
Tier II	INR	2017-18	2027-28	10.0	8.45	—	—	1.30
Tier II	INR	2018-19	2028-29	10.0	9.05	—	—	2.50
Tier II	INR	2018-19	2028-29	10.0	9.70	—	—	3.50
Tier II	INR	2019-20	2029-30	10.0	8.85	—	—	3.15
Tier II	INR	2019-20	2029-30	9.4	8.36	—	—	2.29
Perpetual Bond	INR	2017-18			8.85	2022-23	—	80.00
Perpetual Bond	INR	2018-19			9.40	2028-29	—	2.00
Perpetual Bond	INR	2018-19			9.15	2028-29	—	1.00
Perpetual Bond	INR	2019-20			9.70	2029-30	—	1.00
Perpetual Bond	INR	2019-20			8.84	2029-30	—	1.00
We have a right to redeem certain of the issuances as noted above under “year of call”. If not called, the interest rate on some of the debt instruments increases to the step-up
rate.

Asset Liability Gap
The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2020 (1)
	0-28 days	29-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and due from banks, and restricted cash (2)(3)	320,549.8	24,023.5	20,942.8	28,517.9	394,034.0	127,865.3	4,019.6	86,042.1	611,961.0
Investments held for trading (4)	201,763.1	103,199.8	—	—	304,962.9	—	—	—	304,962.9
Investments available for sale debt securities (5)(6)	1,465,620.5	228,048.0	177,712.2	222,120.8	2,093,501.5	753,615.3	71,907.1	487,265.3	3,406,289.2
Securities purchased under agreement to resell	250,000.0	—	—	—	250,000.0	—	—	—	250,000.0
Loans, net (7)(8)	795,345.2	947,105.2	978,423.1	1,138,054.9	3,858,928.4	4,337,357.7	1,098,384.7	1,130,351.6	10,425,022.4
Accrued interest receivable	103,035.9	—	—	—	103,035.9	—	—	—	103,035.9
Other assets (13)	2,883.8	16,387.9	11,983.6	64,047.0	95,302.3	577,184.4	21,623.1	20,643.6	714,753.4
Total financial assets	3,139,198.3	1,318,764.4	1,189,061.7	1,452,740.6	7,099,765.0	5,796,022.7	1,195,934.5	1,724,302.6	15,816,024.8
Deposits (9)(10)	1,500,338.6	838,832.4	723,406.7	983,261.2	4,045,838.9	4,295,337.8	146,312.3	2,974,582.3	11,462,071.3
Debt (11)	179,851.2	183,029.8	55,092.3	196,237.6	614,210.9	474,693.4	112,200.0	202,831.6	1,403,935.9
Securities sold under repurchase agreements	507,982.0	—	—	—	507,982.0	—	—	—	507,982.0
Other Liabilities (12)(13)	197,137.7	58,840.2	47,145.0	4,190.1	307,313.0	384,093.1	—	—	691,406.1
Total financial liabilities	2,385,309.5	1,080,702.4	825,644.0	1,183,688.9	5,475,344.8	5,154,124.3	258,512.3	3,177,413.9	14,065,395.3
Asset/(liability) gap	753,888.8	238,062.0	363,417.7	269,051.7	1,624,420.2	641,898.4	937,422.2	(1,453,111.3)	1,750,629.5
Cumulative gap	753,888.8	991,950.8	1,355,368.5	1,624,420.2	1,624,420.2	2,266,318.6	3,203,740.8	1,750,629.5	1,750,629.5
Cumulative gap as a percentage of total financial assets	24.0%	22.3%	24.0%	22.9%	22.9%	17.6%	22.7%	11.1%	11.1%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
(2)	Cash on hand is classified in the “0-28” days category.
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
”.
Loan Portfolio and Credit Substitutes
As of March 31, 2020, our gross loan portfolio amounted to Rs. 10,623.9 billion. As of that date, our gross credit substitutes outstanding were Rs. 362.4 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90 percent are denominated in rupees. For a description of our retail and wholesale loan products, see “
Business—Retail Banking—Retail Loans and Other Asset Products
” and “
Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes
”.
The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2016		2017		2018		2019		2020
	(in millions)
Retail loans	Rs.	3,458,565.7	Rs.	4,048,961.3	Rs.	5,213,364.6	Rs.	6,237,903.6	Rs.	7,040,800.4
Wholesale loans		1,534,268.7		1,939,948.4		2,162,814.4		2,873,561.0		3,583,055.2
Gross loans	Rs.	4,992,834.4	Rs.	5,988,909.7	Rs.	7,376,179.0	Rs.	9,111,464.6	Rs.	10,623,855.6
Credit substitutes (at fair value)		297,241.0		419,540.6		324,031.5		272,886.8		362,373.7
Gross loans plus credit substitutes	Rs.	5,290,075.4	Rs.	6,408,450.3	Rs.	7,700,210.5	Rs.	9,384,351.4	Rs.	10,986,229.3
Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes
The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2020
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	2,140,034.9	Rs.	4,290,512.7	Rs.	610,252.8
Wholesale loans		1,718,893.5		1,191,304.1		672,857.6
Gross loans	Rs.	3,858,928.4	Rs.	5,481,816.8	Rs.	1,283,110.4
Credit substitutes (at fair value)		244,961.2		107,058.6		10,353.9
Gross loans plus credit substitutes	Rs.	4,103,889.6	Rs.	5,588,875.4	Rs.	1,293,464.3

	At March 31, 2020
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	991,618.2	Rs.	2,493,424.0	Rs.	1,167,250.7
Fixed rates		2,867,310.2		2,988,392.8		115,859.7
Gross loans	Rs.	3,858,928.4	Rs.	5,481,816.8	Rs.	1,283,110.4
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		244,961.2		107,058.6		10,353.9
Gross credit substitutes	Rs.	244,961.2	Rs.	107,058.6	Rs.	10,353.9
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	991,618.2	Rs.	2,493,424.0	Rs.	1,167,250.7
Fixed rates		3,112,271.4		3,095,451.4		126,213.6
Gross loans and credit substitutes	Rs.	4,103,889.6	Rs.	5,588,875.4	Rs.	1,293,464.3
Concentration of Loans and Credit Substitutes
As of March 31, 2020, our ten largest exposures based on the higher of the outstanding balances of, or limits on, funded and non-funded exposures, computed based on our Indian GAAP financial statements, totaled Rs. 1,264.8 billion and represented 68.6 percent of our capital funds comprised of Tier 1 and Tier II capital, and similarly the largest group of companies under the same management control accounted for 21.2 percent of our capital funds.

The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0 percent of the total). For the purpose of industry-wise classification of retail loans the end use (i.e., business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual
borrowers, where the credit facilities are for business purposes, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans. From fiscal 2017, Agriculture and allied activities is classified under Agriculture Production - Food, Agriculture Production - Non Food, Agriculture - Allied, and Animal Husbandry, respectively. Services are classified under Business Services, and Consumer Services, respectively, and Wholesale Trade is classified under Wholesale Trade - non consumer goods (now named as Wholesale Trade - Industrial), and Wholesale Trade-consumer goods (now named as Wholesale Trade - Non Industrial), respectively. Credit Card receivables and Housing Loans hitherto classified under retail loans are classified under Consumer Loans from fiscal 2017. From fiscal 2018, Agri produce trade is added by classifying certain sub segments from Wholesale Trade - Industrial, Wholesale Trade - Non Industrial and Retail Trade. From fiscal 2020,
Non-Banking
Financial Companies/Financial Intermediaries are classified under the following two sub segments:
Non-Banking
Financial Companies and Financial Intermediaries. Similarly from fiscal 2020 Banks and Financial Institutions are classified under the following two sub segments: Banks and Financial Institutions.

	At March 31,
	2016			2017			2018			2019			2020
	(in millions, except percentages)
Consumer Loans	Rs.	670,622.8	12.7%	Rs.	1,526,978.2	23.8%	Rs.	1,948,328.2	25.3%	Rs.	2,477,945.6	26.4%	Rs.	2,961,194.3	27.0%
Retail trade		258,095.4	4.9		323,818.6	5.1		386,399.2	5.0		446,928.5	4.8		533,499.0	4.9
Power		119,207.9	2.3		145,608.7	2.3		193,978.4	2.5		288,358.1	3.1		507,625.8	4.6
Consumer Services		—	—		264,554.4	4.1		311,794.7	4.0		358,017.7	3.8		401,061.5	3.7
Non-Banking Financial Companies		—	—		—	—		—	—		—	—		394,310.2	3.6
Road Transportation		184,398.2	3.5		241,771.3	3.8		310,740.7	4.0		376,547.1	4.0		376,829.5	3.4
Automobile & Auto Ancillary		210,699.3	4.0		271,963.5	4.2		312,786.0	4.1		363,393.0	3.9		349,030.4	3.2
Agriculture Production-Food		—	—		284,748.8	4.4		319,141.4	4.1		330,092.5	3.5		313,143.6	2.9
Real Estate & Property Services		125,193.8	2.4		170,245.8	2.7		235,683.0	3.1		259,035.6	2.8		285,179.9	2.6
Financial Institutions		—	—		—	—		—	—		—	—		278,536.3	2.5
Food and Beverage		155,489.6	2.9		178,848.8	2.8		211,367.5	2.7		233,798.9	2.5		262,299.2	2.4
Engineering		—	—		—	—		—	—		—	—		252,451.3	2.3
Telecom		—	—		129,510.8	2.0		—	—		267,561.0	2.9		243,344.6	2.2
Business Services		—	—		161,452.2	2.5		208,815.4	2.7		237,102.9	2.5		246,307.2	2.2
Wholesale Trade-Non Industrial		—	—		237,302.7	3.7		183,081.2	2.4		200,337.7	2.1		238,436.5	2.2
Iron & Steel		117,845.3	2.2		—	—		—	—		201,003.0	2.1		232,669.6	2.1
Agriculture-Allied		—	—		129,207.9	2.0		163,496.3	2.1		191,132.7	2.0		223,443.8	2.0
Non-Banking Financial Companies/Financial Intermediaries		220,012.7	4.2		338,599.3	5.3		341,744.3	4.4		409,751.1	4.4		—	—
Housing Finance Companies		—	—		143,236.6	2.2		171,780.2	2.2		203,904.2	2.2		—	—
Wholesale Trade-Industrial		—	—		170,084.4	2.7		167,357.3	2.2		192,776.2	2.1		—	—
Agriculture Production – Non food		—	—		202,350.3	3.2		199,451.2	2.6		192,657.8	2.1		—	—
Textiles & Garments		—	—		—	—		164,476.1	2.1		191,963.6	2.0		—	—
Activities allied to agriculture		550,848.4	10.4		—	—		—	—		—	—		—	—
Wholesale Trade		362,316.5	6.8		—	—		—	—		—	—		—	—
Services		310,019.3	5.9		—	—		—	—		—	—		—	—
Others (including unclassified retail)		2,005,326.2	37.8		1,488,168.0	23.2		1,869,789.4	24.5		1,962,044.2	20.8		2,886,866.6	26.2
Total	Rs.	5,290,075.4	100.0%	Rs.	6,408,450.3	100.0%	Rs.	7,700,210.5	100.0%	Rs.	9,384,351.4	100.0%	Rs.	10,986,229.3	100.0%
Pursuant to the RBI’s LEF guidelines, the exposure-ceiling limit for a single borrower is 20 percent of our available eligible capital base. We may, as permitted in the LEF and in exceptional circumstances, with the approval of the Board, consider further increasing the exposure to a single counterparty by up to five percent of our available eligible capital base. Tier I capital that fulfils the criteria set out in the RBI’s Basel III guidelines must be considered as eligible capital base for this purpose. See “Supervision and Regulation—Credit Exposure Limits ”. As of March 31, 2020, there were no exposures which exceeded the ceiling under the LEF guidelines.

Directed Lending
The RBI has established guidelines requiring Indian banks to lend 40 percent of their ANBC, as computed in accordance with RBI guidelines, or the credit equivalent amount of off balance sheet exposures, whichever is higher, as of the corresponding date of the preceding year, to certain sectors called “priority sectors”. Priority sectors are broadly comprised of agriculture, micro enterprises and other PSL, which includes small and medium enterprises, residential mortgages, education, renewal energy and social infrastructure, among others, subject to satisfying certain criteria.
We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. From fiscal 2017, the assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector target/sub-target
achievement as at the end of each quarter. Accordingly, on the basis of average calculation, the Bank met its total priority sector lending requirements in fiscal 2020. The Bank’s total PSL achievement for fiscal 2020 stood at 40.3 percent. Advances to the agriculture sector were 17.7 percent of ANBC compared to the requirement of 18.0 percent and agricultural advances made to small and marginal farmers were 7.8 percent of ANBC, compared to the requirement of 8.0 percent The PSL master circular mentions that Scheduled Commercial Banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the RIDF established with NABARD and other Funds with NABARD, NHB, SIDBI or MUDRA Ltd., as decided by the RBI from time to time.
We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in the above mentioned sub-categories
of priority sector lending targets. As of March 31, 2020, our total investments as directed by RBI in such deposits were Rs. 91.97 billion yielding returns ranging from 3.4 percent to 8.3 percent.
The following table sets forth, for the periods indicated, our loans, broken down by sector, forming part of our directed lending:

	As of March 31,
	2016		2017		2018		2019		2020
	(in millions)
Directed lending:
Agriculture	Rs.	528,672.4	Rs.	631,861.6	Rs.	735,135.0	Rs.	742,724.9	Rs.	823,267.2
Micro small and medium enterprises		682,621.9		785,715.9		814,006.9		1,168,199.9		1,438,145.6
Other		217,302.5		223,502.7		205,145.0		295,582.8		321,819.3
Total directed lending	Rs.	1,428,596.8	Rs.	1,641,080.2	Rs.	1,754,286.9	Rs.	2,206,507.6	Rs.	2,583,232.1

Non-Performing
Loans
The following table sets forth, for the periods indicated, information about our non-performing
loan portfolio:

	As of March 31,
	2016		2017		2018		2019		2020
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	37,423.0	Rs.	52,704.0	Rs.	75,904.5	Rs.	102,268.8	Rs.	122,003.5
Wholesale loans		15,559.7		30,275.7		32,812.8		38,153.7		35,423.4
Gross non-performing loans	Rs.	52,982.7	Rs.	82,979.7	Rs.	108,717.3	Rs.	140,422.5	Rs.	157,426.9
Allowances for credit losses	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5	Rs.	85,783.0	Rs.	101,601.9
Unallocated allowances for credit losses		26,352.0		32,766.8		49,906.7		62,449.0		97,231.3
Non-performing loans net of specific allowances for credit losses		21,974.6		37,249.6		46,116.8		54,639.5		55,825.0
Gross loan assets		4,992,834.4		5,988,909.7		7,376,179.0		9,111,464.6		10,623,855.6
Net loan assets	Rs.	4,935,474.3	Rs.	5,910,412.8	Rs.	7,263,671.8	Rs.	8,963,232.6	Rs.	10,425,022.3
Gross non-performing loans as a percentage of gross loans		1.1%		1.4%		1.5%		1.5%		1.5%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		11.1%		31.4%		27.9%		25.5%		15.3%
Gross unsecured non-performing loans as a percentage of gross unsecured loans.		0.5%		1.7%		1.5%		1.3%		0.7%
Non-performing loans net of specific allowances for credit losses as a percentage of net loan assets		0.4%		0.6%		0.6%		0.6%		0.5%
Specific allowances for credit losses as a percentage of gross non-performing loans		58.5%		55.1%		57.6%		61.1%		64.5%
Total allowances for credit losses as a percentage of gross non-performing loans		108.3%		94.6%		103.5%		105.6%		126.3%

Recognition of
Non-Performing
Loans
We classify our loan portfolio into loans that are performing and loans that are non-performing
or impaired. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2016		2017		2018		2019		2020
	(in millions)
Performing	Rs.	4,939,851.7	Rs.	5,905,930.0	Rs.	7,267,461.7	Rs.	8,971,042.1	Rs.	10,466,428.7
Non-performing or impaired:
On accrual status		4,291.3		—		—		—		—
On non-accrual status		48,691.4		82,979.7		108,717.3		140,422.5		157,426.9
Total non-performing or impaired		52,982.7		82,979.7		108,717.3		140,422.5		157,426.9
Total	Rs.	4,992,834.4	Rs.	5,988,909.7	Rs.	7,376,179.0	Rs.	9,111,464.6	Rs.	10,623,855.6
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
Retail
Our retail loan loss allowance consists of specific and allowances for loans collectively evaluated for impairment (termed as “unallocated allowance”).
We establish a specific allowance on our retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally we monitor loan to value ratios for loans against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loans. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when we believe that any future cash flows from these loans are remote, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible. Subsequent recoveries, if any, against write-off
cases, are adjusted to provision for credit losses in the consolidated statement of income.
We also record unallocated allowances for retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate unallocated allowance for retail loans based on the probability of default and loss given default, determined for the respective risk pools.

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
The Bank has also established an unallocated allowance for wholesale standard loans based on the internal rating grades assigned, the probability of default associated with internal rating grade pools and the loss given default.
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
.

	As of March 31,
	2016					2017						2018					2019					2020
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry		Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry
	(in millions, except percentages)
Capital Market Intermediaries	Rs.	18,583.0	Rs.	37.3	0.2%	Rs.	—	Rs.	—		%	Rs.	—	Rs.	—	—%	Rs.	46,092.7	Rs.	9.2	0.0%	Rs.	26,869.3	Rs.	4,767.2	17.7%
Agriculture Production - Food		—		—			282,673.8		4,217.1	1.5			318,643.5		12,227.0	3.8		330,092.5		18,915.0	5.7		313,143.6		22,546.3	7.2
Plastic & Products		24,351.8		283.9	1.2		32,751.4		278.5	0.9			41,665.0		155.6	0.4		51,589.9		205.9	0.4		54,140.2		2,472.2	4.6
Agriculture Produce Trade		—		—			—		—				97,396.9		1,522.9	1.6		122,512.2		2,816.6	2.3		93,403.7		3,742.4	4.0
Road Transportation		183,707.5		1,826.0	1.0		241,771.3		2,518.7	1.0			310,740.7		3,313.8	1.1		376,547.1		5,536.7	1.5		376,334.2		13,067.6	3.5
Agriculture Production - Non food		—		—			202,350.3		2,854.5	1.4			199,451.2		4,156.8	2.1		192,657.8		5,492.5	2.9		171,869.3		5,857.2	3.4
Agriculture-Allied		—		—			129,207.9		3,218.8	2.5			163,496.3		6,184.0	3.8		191,132.7		6,641.6	3.5		223,443.8		7,542.7	3.4
Food and Beverage		152,253.7		1,871.7	1.2		166,494.3		3,361.2	2.0			210,780.7		7,007.4	3.3		233,798.9		8,577.3	3.7		260,907.9		8,137.5	3.1
Infrastructure Development		63,931.9		2,991.7	4.7		88,135.0		2,738.2	3.1			109,841.9		3,366.7	3.1		128,273.5		3,652.2	2.8		165,578.8		4,911.0	3.0
Mining and Minerals		54,165.4		534.5	1.0		57,585.4		1,183.8	2.1			49,165.3		303.0	0.6		65,879.6		1,220.4	1.9		67,326.2		1,942.5	2.9
Housing Finance Companies		—		—			—		—				—		—	—		—		—	—		163,359.7		3,962.7	2.4
Automobile & Auto Ancillary		199,606.7		1,789.3	0.9		240,301.6		2,353.5	1.0			299,680.3		2,608.6	0.9		352,979.1		4,262.9	1.2		330,632.5		6,150.1	1.9
Real Estate & Property Services		121,992.9		3,559.2	2.9		168,660.4		3,822.8	2.3			233,700.5		4,015.9	1.7		257,056.8		4,175.1	1.6		280,870.4		5,165.5	1.8
Wholesale Trade - Industrial		—		—			166,940.1		3,905.8	2.3			167,253.4		3,469.0	2.1		192,708.4		3,657.1	1.9		211,849.6		3,880.9	1.8
Other Industries		—		—			315,497.4		5,426.8	1.7			334,256.9		3,028.6	0.9		376,953.2		4,730.1	1.3		504,075.6		8,497.9	1.7
Retail Trade		253,373.6		2,450.3	1.0		320,876.9		3,731.5	1.2			385,217.8		6,279.0	1.6		445,757.8		7,767.0	1.7		533,155.3		8,823.1	1.7
Wholesale Trade - Non Industrial		—		—			232,111.9		15,722.9	6.8			180,841.8		15,239.0	8.4		200,089.4		15,856.7	7.9		238,436.5		3,893.0	1.6
Consumer Services		—		—			260,053.9		2,331.4	0.9			308,333.2		2,754.2	0.9		354,060.4		3,771.1	1.1		399,046.4		5,667.6	1.4
Paper, Printing and Stationery		28,610.4		178.5	0.6		31,448.5		1,634.9	5.2			38,025.5		1,592.8	4.2		41,926.3		1,881.6	4.5		46,067.4		637.2	1.4
Business Services		—		—			159,666.1		1,450.0	0.9			207,868.8		2,224.1	1.1		236,853.7		3,074.9	1.3		244,028.7		3,216.2	1.3
Textiles & Garments		92,386.0		996.0	1.1		109,393.7		1,511.8	1.4			159,873.4		2,531.5	1.6		187,527.5		2,544.7	1.4		210,558.2		2,587.7	1.2
Media & Entertainment		13,694.2		153.2	1.1		16,761.1		137.4	0.8			16,414.6		76.7	0.5		19,190.2		96.5	0.5		29,495.0		310.4	1.1
Engineering		95,022.6		1,112.1	1.2		110,827.8		538.5	0.5			133,216.6		983.1	0.7		159,462.7		2,962.3	1.9		240,196.0		2,431.7	1.0
FMCG & Personal Care		10,785.2		55.1	0.5		18,499.9		45.6	0.2			26,273.4		117.8	0.4		31,209.3		221.1	0.7		32,285.3		314.3	1.0
Non-ferrous Metals		23,968.0		41.1	0.2		33,010.3		247.7	0.8			40,081.6		119.2	0.3		64,986.2		190.7	0.3		82,217.4		716.7	0.9
Financial Intermediaries																							8,797.2		69.3	0.8
Consumer Durables		32,864.7		161.3	0.5		43,224.5		174.2	0.4			47,822.9		205.9	0.4		59,776.8		296.9	0.5		71,659.2		529.4	0.7
Consumer Loans		670,622.8		3,818.7	0.6		1,526,978.2		10,760.3	0.7			1,948,328.2		15,236.4	0.8		2,477,945.6		22,513.7	0.9		2,958,437.7		21,718.9	0.7
Information Technology		15,365.5		200.4	1.3		23,518.6		171.5	0.7			40,074.1		117.8	0.3		33,414.7		176.5	0.5		44,115.4		281.4	0.6
Gems and Jewellry		69,659.9		449.8	0.6		69,339.0		789.1	1.1			85,017.9		1,255.4	1.5		100,642.9		1,083.6	1.1		78,029.6		488.4	0.6
Iron and Steel		97,934.7		4,712.7	4.8		106,816.0		4,499.4	4.2			135,431.1		4,196.0	3.1		195,488.6		3,943.2	2.0		231,524.9		1,295.0	0.6
Drugs and Pharmaceuticals		36,854.5		372.0	1.0		31,133.3		381.7	1.2			54,444.1		410.2	0.8		57,963.6		359.8	0.6		74,475.8		409.5	0.5
Chemical and Products		38,095.6		68.7	0.2		49,020.6		102.7	0.2			58,460.5		193.2	0.3		71,892.6		166.4	0.2		87,466.3		185.2	0.2
NBFC																							317,450.0		637.4	0.2
Coal & Petroleum Products		46,279.5		97.3	0.2		48,513.8		119.7	0.2			53,206.1		135.6	0.3		92,504.7		187.8	0.2		136,531.9		211.2	0.2
Cement & Products		37,872.7		43.4	0.1		38,204.8		56.5	0.1			74,435.8		121.0	0.2		115,169.4		83.8	0.1		126,169.7		128.4	0.1
Fertilisers & Pesticides		69,044.6		2.3	0.0		64,778.6		1.5	0.0			81,113.1		1.9	0.0		91,942.1		41.7	0.0		114,574.6		46.2	0.0
Glass & Glass Products		8,111.7		1,727.1	21.3		10,165.3		1,701.0	16.7			10,877.3		1,962.2	18.0		14,017.0		1,785.3	12.7		11,765.4		3.9	0.0
Telecom		69,477.6		54.6	0.1		108,104.6		47.4	0.0			125,842.1		576.3	0.5		246,272.4		530.0	0.2		232,932.0		66.0	0.0
Power		103,437.7		114.5	0.1		125,213.0		94.2	0.1			159,239.8		92.8	0.1		251,169.4		82.9	0.0		458,628.1		103.7	0.0
Leather & Products		6,189.0		27.1	0.4		6,898.0		78.1	1.1			11,298.2		80.9	0.7		15,806.2		99.6	0.6		19,426.2		4.2	0.0
Animal Husbandry		—		—			24,393.9		124.7	0.5			28,038.2		466.6	1.7		19,849.3		508.4	2.6		23,605.4		4.1	0.0
Rubber & Products		5,767.0		159.0	2.8		7,483.4		116.5	1.6			8,311.6		4.4	0.1		11,059.7		5.6	0.1		12,038.7		1.0	0.0
Fishing		5,117.6		19.9	0.4		7,188.8		11.4	0.2			8,653.5		11.5	0.1		11,384.5		31.8	0.3		12,802.4		0.9	0.0
Wood & Products		8,482.6		291.0	3.4		10,994.0		345.4	3.1			14,782.7		201.8	1.4		19,098.5		165.1	0.9		17,449.8		1.0	0.0
Other Non-metallic/Mineral Products		9,246.2		83.7	0.9		11,819.7		87.5	0.7			17,680.8		57.0	0.3		20,375.4		14.7	0.1		24,427.1		0.2	0.0
NBFC / Financial Intermediaries		130,684.6		957.5	0.7		180,220.7		76.6	0.0			231,249.9		111.7	0.0		311,477.1		84.4	0.0		—		—	—
Banks and Financial Institutions		14,494.9		13.0	0.1		—		—							—					—		—		—	—
Shipping		2,096.9		6.2	0.3		2,289.8		8.9	0.4			3,838.3		2.0	0.1		7,709.1		2.0	0.0		—		—	—
Tobacco & Products		531.1		4.4	0.8		—		—				—		—	—		867.4		0.1	0.0		—		—	—
Airlines		—		—			—		—				—		—	—		—		—	—		—		—	—
Railways		—		—			—		—				—		—	—		—		—	—		—		—	—
Activities allied to agriculture		550,848.4		7,397.1	1.3		—		—				—		—	—		—		—	—		—		—	—
Wholesale Trade		349,927.1		4,671.8	1.3		—		—				—		—	—		—		—	—		—		—	—
Services		306,593.9		2,473.7	0.8		—		—				—		—	—		—		—	—		—		—	—
Miscellaneous industries		47,072.1		1,057.5	2.2		—		—				—		—	—		—		—	—		—		—	—
Retail advances not otherwise classified		842,772.6		6,118.1	0.7		—		—				—		—	—		—		—	—		—		—	—
Total				52,982.7					82,979.7						108,717.3					140,422.5					157,426.9
Specific allowance for credit losses				31,008.1					45,730.1						62,600.5					85,783.0					101,601.9
Non-performing loans, net				21,974.6					37,249.6						46,116.8					54,639.5					55,825.0

As of March 31, 2020, our gross
non-performing
loan as a percentage of gross loans in the respective industries was the highest in Capital Market Intermediaries, Agriculture Production - Food and Plastic & Products.
Capital Market Intermediaries
Exchanges in the capital markets segment offer a platform to their broker members (capital market intermediaries) for trading in the cash, derivatives, currency derivatives and commodity segments. Exchanges appoint banks to clear and settle trade obligations. The Bank has had a presence in the stock & commodity exchange segment since the late 1990s as a clearing bank in the Indian capital markets. As a clearing bank, the Bank has been offering various transactional services and credit facilities in the form of fund and non-fund
based exposures, primarily to brokers in the capital market segments who hold their primary or secondary settlement accounts with the Bank. This acts as a key relationship point as well as a risk mitigant, as all payments to and from the exchanges are required by the relevant exchange to only be settled through these exchanges. The segment is highly regulated. As on March 31, 2020, high NPAs were the result of borrower specific issues.
Agriculture Production - Food
Agriculture production in India is largely dependent on the length of the monsoon season and is impacted by weather conditions which result in uncertainty in crop yields and wide swings in farm income. Government policy on food grain pricing and procurement as well as the prevalent market conditions impact farm income. In fiscal 2020, natural calamities such as floods affected several states thereby impacting farm output. This has impacted recoveries in recent harvest cycles, resulting in delinquency.
Plastic & Products
Competitive rivalry among producers is high owing to the presence of several players in the market for plastic The market is highly fragmented in nature with a larger share occupied by medium and small enterprises engaged in manufacturing of plastic. The principal strategy employed by market players is an increased focus on high margin products. The industry is facing volatility in raw material prices and forex fluctuations along with subdued demand from the auto industry, which is one of the end user industries. For the Bank, the problem exposure mainly relates to a borrower which was affected by high leverage and a decrease in margins.
Top Ten
Non-Performing
Loans
As of March 31, 2020 our top ten
non-performing
loans represented 12.8 percent of our gross
non-performing
loans and 0.2 percent of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing
loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. None of the loans is collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral). Interest payments not being serviced as of fiscal 2020 for these loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

	At March 31, 2020
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in Collateral value		Currently servicing all Interest payments
	(in millions)
Borrower 1	Housing Finance Companies	Consortium	Rs.	3,496.1	Rs.	45.0	Rs.	329.5	No
Borrower 2	Agriculture Production-Food	Consortium		3,391.2		1,492.1		2,574.4	No
Borrower 3	Capital Market Intermediaries	Multiple		3,285.0		1,542.5		2,268.3	No
Borrower 4	Real Estate & Property Services	Multiple		2,502.7		—		3,334.1	No
Borrower 5	Plastic & Products	Consortium		2,243.9		345.9		735.6	No
Borrower 6	Housing Finance Companies	Multiple		1,416.8		—		—	No
Borrower 7	Infrastructure Development	Consortium		1,125.3		138.9		1,405.9	No
Borrower 8	Capital Market Intermediaries	Sole		1,109.5		543.0		1,432.3	No
Borrower 9	Food and Beverage	Sole		830.8		412.4		745.4	No
Borrower 10	Mining and Minerals	Consortium		705.1		—			No
			Rs.	20,106.3	Rs.	4,519.8

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
The following table sets forth, as of the dates indicated, our non-performing
loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2016		2017		2018		2019		2020
	(in millions, except percentages)
Gross restructured loans	Rs.	4,245.8	Rs.	3,069.3	Rs.	3,012.9	Rs.	3,013.0	Rs.	1,490.5
Allowance for credit losses		2,090.2		686.4		1,561.7		2,340.6		516.8
Net restructured loan	Rs.	2,155.6	Rs.	2,382.9	Rs.	1,451.2	Rs.	672.4	Rs.	973.7
Gross restructured loans as a percentage of gross non-performing loans		8.0%		3.7%		2.8%		2.1%		0.9%
Net restructured loans as a percentage of net non-performing loans		9.8%		6.4%		3.1%		1.2%		1.7%
If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan. See
“Supervision and Regulation—Restructured Assets
” and “
Supervision and Regulation—
Resolution of Stressed Assets
.”
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

Allowance for Credit Losses on Loans
The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2016		2017		2018		2019		2020
	(in millions)
Specific allowance for credit losses at the beginning of the period	Rs.	24,709.0	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5	Rs.	85,783.0
Additions during the period
Retail		24,446.1		34,723.4		50,794.5		69,848.2		95,977.2
Wholesale		2,071.6		6,561.8		4,054.2		6,665.9		12,521.3
Less allowances no longer required on account of write-offs		(20,218.6)		(26,563.2)		(37,978.3)		(53,331.6)		(92,679.6)
Specific allowance for credit losses at the end of period	Rs.	31,008.1	Rs.	45,730.1	Rs.	62,600.5	Rs.	85,783.0	Rs.	101,601.9
Unallocated allowance for credit losses at the beginning of the period	Rs.	22,625.1	Rs.	26,352.0	Rs.	32,766.8	Rs.	49,906.7	Rs.	62,449.0
Additions during the period		3,726.9		6,414.8		17,139.9		12,542.3		34,782.3
Unallocated allowance for credit losses at the end of the period	Rs.	26,352.0	Rs.	32,766.8	Rs.	49,906.7	Rs.	62,449.0	Rs.	97,231.3
Total allowance for credit losses at the beginning of the period	Rs.	47,334.1	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0
Allowance no longer required on account of write-offs		(20,218.6)		(26,563.2)		(37,978.3)		(53,331.6)		(92,679.6)
Additions during the period		30,244.6		47,700.0		71,988.6		89,056.4		143,280.8
Total allowance for credit losses at the end of the period	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0	Rs.	198,833.2
Allowances for credit losses for the periods presented have been disclosed net of recoveries.
The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses:

	As of March 31,
	2016		2017		2018		2019		2020
	(in millions)
Wholesale
Allocated	Rs.	7,413.4	Rs.	11,713.5	Rs.	15,323.0	Rs.	20,233.2	Rs.	26,426.4
Unallocated		3,803.4		4,656.2		7,759.3		9,507.9		13,201.9
Subtotal	Rs.	11,216.8	Rs.	16,369.7	Rs.	23,082.3	Rs.	29,741.1	Rs.	39,628.3
Retail
Allocated		23,594.7		34,016.6		47,277.5		65,549.8		75,175.5
Unallocated		22,548.6		28,110.6		42,147.4		52,941.1		84,029.4
Subtotal	Rs.	46,143.3	Rs.	62,127.2	Rs.	89,424.9	Rs.	118,490.9	Rs.	159,204.9
Allowance for credit losses	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0	Rs.	198,833.2

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
Introduction
Overview
We are a new generation private sector bank in India. Our principal business activities are retail banking, wholesale banking and treasury services. Our retail banking division provides various products such as deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services and other products and services. Through our wholesale banking operations we provide products such as loans, deposit products, documentary credits, guarantees, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the Government, custody services and correspondent banking services. Our treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings.
Certain Factors Affecting our Results of Operations
Our revenue consists of interest and dividend revenue as well as non-interest
revenue. Our interest and dividend revenue is primarily generated by interest on loans, interest or dividends from securities and interest from other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant RBI guidelines on shortfalls in directed lending sub-limits
and interest from inter-bank placements.
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
Our financial condition and results of operations are affected by general economic conditions prevailing in India. During fiscal 2020, economic growth moderated as compared to fiscal 2019. As per the estimates of the Indian Central Statistics Office (“CSO”), real GDP growth slowed down to 4.2 percent in fiscal 2020 from 6.1 percent in fiscal 2019. Moreover, GDP growth decreased to below 7 percent in the second quarter of fiscal 2019 and decelerated thereafter. While the economy started showing some signs of recovery during the initial months of the fourth quarter of fiscal 2020, the spread of coronavirus and the subsequent lockdown in March 2020 weighed on growth. Real GDP growth slipped to a low of 3.1 percent in the last quarter of fiscal 2020. While our results may not necessarily track the GDP figures directly, how the economy performs affects the environment in which we operate. For example, a weak GDP growth resulting from a decline in consumption and in the level of production of goods and services, may cause a reduced demand for bank credit.

Moreover, inflation also increased during fiscal 2020, with the average level of CPI increasing to 4.8 percent in fiscal 2020 from 3.4 percent in fiscal 2019 and 3.6 percent in fiscal 2018. While inflation remained under control during the first half of fiscal 2020, vegetable-led food inflation weighed on headline inflation in the second half of fiscal 2020. As a result of the transitionary nature of inflation pressure, the RBI kept the policy rates unchanged between October 2019 and February 2020. Since then, the RBI has reduced the policy rate by 115 basis points cumulatively at its last two emergency meetings to address
COVID-19
related disruptions. The repo rate stood at 4.0 percent as of July 1, 2020. A lower interest rate scenario helps support economic growth and is generally beneficial to the environment in which we operate, provided inflation is under control.
On the fiscal side, the Government appears to be committed to fiscal consolidation with the fiscal deficit reducing from 4.5 percent in fiscal 2014 to 3.5 percent in fiscal 2018. However, given rising fiscal pressures in 2019 and 2020, the Government moved away from its policy of fiscal consolidation. The fiscal deficit as a percentage of GDP stood at 3.4 percent in fiscal 2019 compared to the target of 3.3 percent. For fiscal 2020, the provisional data shows a higher fiscal deficit at 4.6 percent of GDP compared to the revised estimate of 3.8 percent. For fiscal 2021 the budget projects a fiscal deficit of 3.5 percent. However,
COVID-19
related Government spending is likely to result in a significant upward revision of the fiscal 2021 deficit.
Our financial condition and results of operations are also affected by widespread health emergencies (or concerns over the possibility of such emergencies), such as the
COVID-19
pandemic and the actions taken in response to it, which can cause significant volatility in demand for our products, changes in customer behavior and preferences, financial distress for our customers and related increases in customer defaults and provisions for losses, disruptions to our capital expenditure initiatives, limitations on our employees’ ability to work and travel, significant changes in the economic or political conditions in markets in which we operate and related currency volatility, restrictions on our access to, and increases in the cost of, capital and increased regulatory requirements, such as the RBI’s optional moratorium on debt repayments announced on March 23, 2020. As of June 30, 2020, approximately 9 percent of loans to our customers (measured by total value of our portfolio) were in moratorium. In addition, the RBI ordered banks to halt dividend payments for fiscal 2020, and we have accordingly not proposed a final dividend for such fiscal year. This restriction shall be reassessed by the RBI based on the financial results of banks for the quarter ending September 30, 2020. Furthermore, while in ordinary circumstances, declining fiscal deficits tend to have a favorable impact on our operations, as lower fiscal deficit allows the RBI to reduce rates, support a sustainable level of inflation and prevent private investment from being crowded out, the current expansion is also likely to benefit us by offering support to slowing growth, providing relief to businesses and assisting in mitigating
COVID-19
related disruptions. Given the dynamic nature of the outbreak, the extent to which
COVID-19
will continue to impact our business, financial condition and results of operations will depend on future developments, which remain highly uncertain and cannot be accurately predicted at this time.
Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2020, net non-performing
customer assets (which consist of loans and credit substitutes) constituted 0.5 percent of net customer assets. In addition, our net customer assets represented 94.1 percent of our deposits and our deposits represented 71.8 percent of our total liabilities and shareholders’ equity. Our average non-interest
bearing current accounts and
low-interest
bearing savings accounts represented 38.0 percent of our average total deposits for the year ended March 31, 2020. These low-cost
deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal 2020 of 4.5 percent.
Critical Accounting Estimates—Allowance for Credit Losses
We have set forth below the details of our accounting policy and estimates used for the purposes of allowances for credit losses. We provide an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.
Retail
Our retail loan loss allowance consists of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowance”).
We establish a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, we monitor loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible. Subsequent recoveries, if any, against write-off
cases, are adjusted to allowance for credit losses in the consolidated statement of income.

We also record unallocated allowances for retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We establish an unallocated allowance for loans in each product group based on our estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimate our unallocated allowance for retail loans based on its probability of default and loss given default, determined for the respective pools.
Wholesale
The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off
cases, are adjusted to allowance for credit losses in the consolidated statement of income.
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
We have also established an unallocated allowance for wholesale standard loans based on the internal rating grades assigned, and the probability of default associated with the internal rating grade pools and the loss given default.
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
Revenue Recognition
Interest income from loans and investments is recognized on an accrual basis using effective interest method when earned except in respect of loans or investments placed on non-accrual
status, where it is recognized when received. Fees and commissions from guarantees issued are amortized over the contractual period of the commitment. Dividends from investments are recognized when declared. Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method. Other fees and income are recognized when earned, which is when the service that results in the income has been provided. We amortize the annual fees on credit cards over the contractual period of the fees.
Investments in Securities
Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in Note 7 of the consolidated financial statements and on concentrations of credit risk in Note 11 of the consolidated financial statements.

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
We adopted ASU
2016-01
and ASU
2018-03
with effect from April 1, 2018. The
available-for-sale
category was eliminated for equity securities which were reclassified to other assets. This resulted in a cumulative catch-up
reclassification from AOCI to retained earnings. Marketable securities are measured at fair value, change in fair value recorded in earnings.
Non-
marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. Our review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.
Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.
Transfers between categories are recorded at fair value on the date of the transfer.
Declines in the fair values of held to maturity and available for sale debt securities below their carrying value that are other than temporary are reflected in net income as other than temporary impairment losses, based on management’s best estimate of the fair value of the investment. We conduct a review each year to identify other than temporary declines based on an evaluation of all significant factors. Our review of impairment generally entails identification and evaluation of investments that have indications of possible impairment, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analyses, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case
basis together with loans to those customers. We do not recognize an impairment for debt securities if the cause of the decline is related solely to an interest rate increase, we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost.
Goodwill and Other Intangibles
Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. This analysis is a two-step
process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the consolidated balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted. ASC
350-20
“Goodwill” stipulates that goodwill of a reporting unit shall be tested on an annual basis and in the interim period under certain circumstances. Accordingly, we have determined that we will test the goodwill on our books for impairment at annual rests, unless circumstances warrant us to carry out impairment tests in an interim period. We examined our goodwill that had arisen on acquisition of CBoP for possible impairment as of March 31, 2020. The results of the first step of the impairment test showed no indication of impairment. Accordingly, we did not perform the second step of the impairment test.

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
We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 31 of the consolidated financial statements, “
Fair Value Measurement
“ for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2020, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale
mortgage and asset-backed securities aggregating Rs. 127,454.3 million. The Level 3 instruments comprised 3.4 percent of our total securities portfolio and 0.8 percent of our total assets, as of March 31, 2020. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity
rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends.
Available-for-sale
securities aggregating Rs. 0.1 billion and Rs. 5.3 billion classified as Level 1 as of March 31, 2018 and March 31, 2019 were transferred to Level 2 during fiscal 2019 and fiscal 2020, respectively.
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
Lease accounting
Effective April 1, 2019, we adopted FASB ASU
2016-02 “Leases
(Topic 842)”. We applied Topic 842 using the modified retrospective method. As a result, comparative information has not been adjusted and continues to be reported under ASC 840. As of April 1, 2019, the date of our initial application of ASC 842, we recognized lease liabilities measured as the present value of lease payments not yet paid, discounted using the incremental borrowing rate as at the date of initial application. The right-of-use
asset as of the date of the initial application includes an initial measurement of the lease liabilities adjusted for accrued lease payments as of date of initial application.
At the inception of the contract, we assess whether the contract, is or contains, a lease. Our assessment is based on whether (1) the contract involves the use of distinct identified assets, (2) we have the right to substantially all the economic benefit from the use of the asset throughout the term of the contract, and (3) we have the right to direct the use of the asset. Leases are examined for classification as either finance leases or operating leases. A lease is classified as finance lease if any one of the following criteria is met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the assets that is reasonably certain to be exercised, (3) the lease term is for majority of the remaining useful life of the asset or (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of the above criteria.
Our lessee arrangements consist of operating leases. We record right-of-use
assets and lease liabilities at lease commencement date.
Right-of-use
assets are reported in other assets on the Consolidated Balance Sheet, and the related lease liabilities are reported in accrued expenses and other liabilities. We have elected not to record right-of-use
asset for short-term-leases that have a lease term of 12 months or less and thus, all leases with a lease term exceeding 12 months are recorded on the consolidated balance sheet.
Lease expense is recognized on a straight-line basis over the lease term and is recorded in non-interest
expense- premises and equipment in the consolidated statements of income. We made an accounting policy decision not to separate lease and non-lease
components of a contract that is or contains a lease. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate as at the date of lease commencement.
Right-of-use
assets initially equal the lease liabilities, adjusted for any lease payments made prior to lease commencement and for any lease incentives.
We assess leased assets for impairment, and if the carrying amount of the leased asset exceeds the undiscounted cash flows from the lease payments and the estimated residual value upon disposition of the leased asset, an impairment loss is recognized.

Status of
IND-AS
The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of
IND-AS
converged with International Financial Reporting Standards as issued by the International Accounting Standards Board with certain carve outs for scheduled commercial banks, insurance companies and non-banking
financial companies (the “2016 Roadmap”), which was subsequently confirmed by the RBI through its circular dated February 11, 2016. The 2016 Roadmap required such institutions to prepare
IND-AS-based
financial statements for accounting periods commencing on or after April 1, 2018, with comparative financial information for accounting periods commencing on or after April 1, 2017. The implementation of
IND-AS
by banks requires certain legislative changes in the format of financial statements to comply with disclosures required by
IND-AS.
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
Recently Issued Accounting Pronouncements Not Yet Effective
In June 2016, the FASB issued ASU
2016-13
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to
Available-for-Sale
Debt Securities, the credit losses are required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. While the update changes the measurement of the allowance for credit losses, it does not change the credit risk for the Bank’s loan portfolios. The FASB has issued multiple updates to ASU
2016-13
as codified in Topic 326, viz. ASUs
2018-19,
2019-04,
2019-05,
2019-10,
2019-11,
2020-02,
and
2020-03.
These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. ASU
2016-13
is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We will adopt the guidance in fiscal 2021. Key implementation initiatives have included model development and validation, data acquisition for model estimation and new disclosures, and the establishment of policies encompassing aspects of the standard including internal controls. The allowance methodologies and model, duly validated and tested, will be implemented for fiscal 2021. At the date of adoption, the ASU will result in a negative adjustment to retained earnings. The ultimate impact is dependent on the finalization of the assessment of the characteristics of our portfolio, macroeconomic conditions and related forecasts at date of adoption and the potential impact of
COVID-19.
On adoption, the CECL transitional amount (being a cumulative effect adjustment) will be included in shareholders’ equity. This will have no impact on our regulatory capital requirements which are based on Indian GAAP. We are currently assessing the impact this guidance will have on our consolidated financial position or results of operations.
In January 2017, the FASB issued ASU
No. 2017-04
“Intangibles-Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment”. The amendment in this update simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. The impairment test is simply the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We expect to adopt the guidance in fiscal 2021. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations or disclosures.

In August 2018, the FASB issued ASU
No. 2018-13
“Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments modify certain disclosure requirements for fair value measurements. Entities are required to disclose and describe the range and weighted-average of significant observable inputs used to prospectively develop Level 3 fair value measurements. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We expect to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.
In August 2018, the FASB issued ASU
No. 2018-15
“Intangibles—Goodwill and
Other—Internal-Use
Software (Subtopic
350-40):
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The update aligns the requirements for capitalizing implementation costs incurred to develop or obtain internal-use
software, regardless of whether they convey a license to the hosted software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by this ASU. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. An entity has the option to apply amendments in the ASU either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. We expect to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on our consolidated financial position or results of operations.
In December 2019, the FASB issued ASU
2019-12,
“Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” This ASU is part of the FASB’s initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. The ASU removes specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related
guidance. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. We expect to adopt the guidance in fiscal 2022. We are currently assessing the impact this guidance will have on our consolidated financial position or results of operations.
In January 2020, the FASB issued ASU
2020-01,
“Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” ASU
2016-01
made targeted improvements to accounting for financial instruments, including providing an entity with the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. We expect to adopt the guidance in fiscal 2022. We are currently assessing the impact this guidance will have on our consolidated financial position or results of operations.
In March 2020, the FASB issued ASU
No. 2020-04
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides for optional expedients and other guidance related to modification of contracts , hedging relationships, and other transactions affected by the reference rate reform. The ASU also provides an election to account for certain contract amendments related to reference rate reform as modifications rather than extinguishments without the requirement to assess the significance of the amendments. The various practical expedients and elections allow hedge accounting to continue uninterrupted during the transition period. The amendments in the update are elective and applicable on issue. We are currently assessing the update and its impact on our transition away from LIBOR for our financial instruments.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Net Interest Revenue after Allowance for Credit Losses
Our net interest revenue after allowances for credit losses increased by 9.3 percent from Rs. 435.2 billion in fiscal 2019 to Rs. 475.9 billion in fiscal 2020. Our net interest margin was 4.6 percent for fiscal 2020. The following table sets out the components of net interest revenue after allowance for credit losses.

	Year ended March 31,
	2019		2020		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Interest on loans	Rs.	827,683.0	Rs.	981,794.8	Rs.	154,111.8	18.6
Interest on securities, including dividends and interest on trading assets		199,885.4		205,775.3		5,889.9	2.9
Other interest revenue		14,146.5		24,412.8		10,266.3	72.6

Total interest and dividend revenue		1,041,714.9		1,211,982.9		170,268.0	16.3
Interest on deposits		410,026.4		507,888.8		97,862.4	23.9
Interest on short-term borrowings		39,054.3		27,216.8		(11,837.5)	(30.3)

Interest on long-term debt		85,081.1		83,200.5		(1,880.6)	(2.2)
Other interest expense		47.5		149.4		101.9	214.5

Total interest expense		534,209.3		618,455.5		84,246.2	15.8

Net interest revenue	Rs.	507,505.6	Rs.	593,527.4	Rs.	86,021.8	16.9

Less: Allowance for credit losses:

Retail		64,051.0		104,516.8		40,465.8	63.2

Wholesale		8,228.3		13,105.1		4,876.8	59.3

Total	Rs.	72,279.3	Rs.	117,621.9	Rs.	45,342.6	62.7
Net interest revenue after allowance for credit losses	Rs.	435,226.3	Rs.	475,905.5	Rs.	40,679.2	9.3
Interest and Dividend Revenue
Interest income on loans increased by 18.6 percent, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 16.6 percent from Rs. 8,013.0 billion in fiscal 2019 to Rs. 9,342.3 billion in fiscal 2020. Our average balance of retail loans increased by 14.3 percent from Rs. 5,655.2 billion in fiscal 2019 to Rs. 6,465.5 billion in fiscal 2020. The growth in retail loans was primarily across personal loans/credit cards, housing loans and retail business banking segments. Our average balance of wholesale loans increased by 22.0 percent from Rs. 2,357.8 billion in fiscal 2019 to Rs. 2,876.8 billion in fiscal 2020. Retail loan yields increased from 11.1 percent in fiscal 2019 to 11.4 percent in fiscal 2020. Wholesale loan yields remained stable at 8.5 percent in fiscals 2019 and 2020.
Interest on securities, including dividends and interest on trading assets, increased by 2.9 percent from Rs. 199.9 billion in fiscal 2019 to Rs. 205.8 billion in fiscal 2020. This was primarily driven by an increase in the average balance of investments. The average balance of our investments increased by Rs. 189.0 billion from Rs. 2,782.9 billion in fiscal 2019 to Rs. 2,971.9 billion in fiscal 2020. Yields on our investment decreased from 7.2 percent in fiscal 2019 to 6.9 percent in fiscal 2020.
Other interest revenue increased by 72.6 percent from Rs. 14.1 billion in fiscal 2019 to Rs. 24.4 billion in fiscal 2020, primarily due to increase in the average balance of dues from banks and other interest earning assets during fiscal 2020 The average balance of dues from banks and other interest earning assets increased by 98.1 percent from Rs. 286.9 billion in fiscal 2019 to Rs. 568.2 billion in fiscal 2020. This increase was partially offset by a decline in yields on our dues from banks and other interest earning assets from 4.9 percent in fiscal 2019 to 4.3 percent in fiscal 2020.

Interest Expense
Our interest expense on deposits increased by 23.9 percent from Rs. 410.0 billion in fiscal 2019 to Rs. 507.9 billion in fiscal 2020. This increase was primarily due to an increase in our average interest bearing deposits, which increased by 21.8 percent from Rs. 7,131.2 billion in fiscal 2019 to Rs. 8,684.2 billion in fiscal 2020. This increase was augmented by an increase in the average cost of our deposits. The average cost of our deposits, including non-interest
bearing deposits, increased from 5.0 percent in fiscal 2019 to 5.1 percent in fiscal 2020.
The average balance of our savings account deposits increased from Rs. 2,226.3 billion in fiscal 2019 to Rs. 2,552.9 billion in fiscal 2020 and the average balance of our time deposits increased from Rs. 4,904.9 billion in fiscal 2019 to Rs. 6,131.3 billion in fiscal 2020. Cost of time deposits increased from 6.7 percent in fiscal 2019 to 6.8 percent in fiscal 2020.
Interest expense on our short-term borrowings decreased by 30.0 percent from Rs. 39.1 billion in fiscal 2019 to Rs. 27.4 billion in fiscal 2020 primarily on account of a decrease in the average balance of our short-term borrowings. The average balance of our short-term borrowings decreased by 23.3 percent from Rs. 780.6 billion in fiscal 2019 to Rs. 598.7 billion in fiscal 2020. In addition, this decrease was also driven by a decline in the cost of our short-term borrowings which decreased from 5.0 percent in fiscal 2019 to 4.6 percent in fiscal 2020. Interest expense on our long-term debt decreased by 2.2 percent primarily on account of a decrease in the cost of our long term-debt, which decreased from 8.4 percent in fiscal 2019 to 8.1 percent in fiscal 2020. The average balance of our long-term debt increased from Rs. 1,015.1 billion in fiscal 2019 to Rs. 1,023.4 billion in fiscal 2020.
Allowance for Credit Losses
Our loan loss allowance for credit losses consists of specific and unallocated components. Allowances for credit losses increased by 62.7 percent from Rs. 72.3 billion in fiscal 2019 to Rs. 117.6 billion in fiscal 2020.
Our loan loss allowance for credit losses in our retail loan portfolio increased by 63.2 percent from Rs. 64.1 billion in fiscal 2019 to Rs. 104.5 billion in fiscal 2020. Our retail specific loan loss allowance increased from Rs. 53.3 billion in fiscal 2019 to Rs. 73.4 billion in fiscal 2020. This increase was primarily due to higher allowances in our personal loans/ credit cards and commercial transportation segments. Our retail unallocated allowances increased from Rs. 10.8 billion in fiscal 2019 to Rs. 31.1 billion in fiscal 2020, primarily attributable to an increase in the unallocated allowances on our retail business banking, personal loans/credit cards and commercial transportation segments.
Our loan loss allowance for credit losses in our wholesale loan portfolio increased by 59.3 percent from Rs. 8.2 billion in fiscal 2019 to Rs. 13.1 billion in fiscal 2020. Our wholesale specific loan loss allowance increased from Rs. 6.5 billion in fiscal 2019 to Rs. 9.4 billion in fiscal 2020. Our wholesale unallocated loan loss allowance increased from Rs. 1.7 billion in fiscal 2019 to Rs. 3.7 billion in fiscal 2020. Our wholesale unallocated loan loss was higher in fiscal 2020 primarily on account of the growth in our wholesale loan portfolio and an increase in our estimate of losses in our wholesale loan portfolio.
During fiscal 2020, we implemented the package announced by RBI on account of COVID-19 situation which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. There was no concession granted to the borrowers with respect to contractual rate of interest or the principal, and the deferment is for a short term. We expect to collect our dues as per the revised schedule. Hence, these did not meet the conditions to be classified as troubled debt restructuring.
Non-Interest
Revenue
Our
non-interest
revenue increased by 23.8 percent from Rs. 160.1 billion in fiscal 2019 to Rs. 198.2 billion in fiscal 2020. The following table sets forth the components of our non-interest
revenue:

	Years ended March 31,
	2019		2020		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Fees and commissions	Rs.	134,155.2	Rs.	160,099.5	Rs.	25,944.3	19.3
AFS securities gains/(loss), net		1,515.0		16,717.2		15,202.2	1,003.4
Trading securities gains/(loss), net		1,028.4		1,323.4		295.0	28.7
Foreign exchange transactions		1,917.8		15,265.6		13,347.8	696.0
Derivatives gains/(loss)		12,409.1		3,550.0		(8,859.1)	(71.4)
Other		9,096.7		1,263.3		(7,833.4)	(86.1)
Total non-interest revenue	Rs.	160,122.2	Rs.	198,219.0	Rs.	38,096.8	23.8
Fees and commissions increased by 19.3 percent from Rs. 134.2 billion in fiscal 2019 to Rs. 160.1 billion in fiscal 2020, primarily on account of an increase in payments and cards business fees and commissions on distribution of mutual funds and insurance products.
The gain on AFS securities was primarily attributable to realized gain on the sale of Government of India securities. The gain on trading securities was primarily attributable to realized gains on sale of Government of India securities and corporate bonds.

In fiscal 2020, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 3.8 billion, primarily on account of a gain of Rs. 4.1 billion from currency swap and currency options and Rs. 2.2 billion from forward exchange contracts due to mark-to-market
gains and gains on cancellations of forward exchange contracts. In fiscal 2020, interest rate derivatives resulted in a loss of Rs. 2.5 billion (unadjusted for credit spreads). In fiscal 2019, derivative transactions (unadjusted for credit spreads) resulted in a gain of Rs. 12.4 billion, primarily on account of a gain of Rs. 10.9 billion from forward exchange contracts due to mark-to-market
gains and gains on cancellations of forward exchange contracts. In fiscal 2019, currency swaps and currency options resulted in a gain of Rs. 0.8 billion (unadjusted for credit spreads) and interest rate derivatives and forward rate agreements resulted in a gain of Rs. 0.7 billion (unadjusted for credit spreads). Income from foreign exchange transactions amounted to Rs. 15.3 billion during fiscal 2020 as compared to Rs. 1.9 billion during fiscal 2019. As a result, income from foreign exchange transactions and derivatives increased from Rs. 14.3 billion in fiscal 2019 to Rs. 18.8 billion in fiscal 2020.
Our other
non-interest
revenue totaled Rs. 1.3 billion in fiscal 2020 compared to Rs. 9.1 billion in fiscal 2019. In fiscal 2019, we adopted ASU
2016-01
“Financial Instruments—Overall (Subtopic
825-10)”
as a result of which our equity investments were measured at fair value with changes in the fair value being recognized through net income. Our other non-interest
revenue in fiscal 2019 was primarily attributed by the gain on sale of some of our equity investments and mark-to-market
gains on our equity instruments that are carried at fair value.
Non-Interest
Expense
Our
non-interest
expense was comprised of the following:

	Years ended March 31,
	2019		2020		Increase/ Decrease		percent Increase/ Decrease	2019 % of net revenues	2020 % of net revenues
	(in million, except percentages)
Salaries and staff benefits	Rs.	104,652.6	Rs.	130,506.9	Rs.	25,854.3	24.7	17.6	19.4
Premises and equipment		29,527.7		31,533.9		2,006.2	6.8	5.0	4.7
Depreciation and amortization		12,247.8		12,800.3		552.5	4.5	2.1	1.9
Administrative and other		108,960.4		133,439.4		24,479.0	22.5	18.3	19.8
Amortization of intangibles		1.0		—		(1.0)	(100.0)	—	—
Total non-interest expense	Rs.	255,389.5	Rs.	308,280.5	Rs.	52,891.0	20.7	42.9	45.7
Total
non-interest
expense increased by 20.7 percent from Rs. 255.4 billion in fiscal 2019 to Rs. 308.3 billion in fiscal 2020. Our net interest revenue after allowances for credit losses increased by 9.3 percent from Rs. 435.2 billion in fiscal 2019 to Rs. 475.9 billion in fiscal 2020. Our net revenue increased by 13.2 percent from Rs. 595.3 billion in fiscal 2019 to Rs. 674.1 billion in fiscal 2020. As a result, our non-interest
expense as a percentage of our net revenues was 45.7 percent in fiscal 2020 compared to 42.9 percent in fiscal 2019.
Salaries and staff benefits increased by 24.7 percent from Rs. 104.7 billion in fiscal 2019 to Rs. 130.5 billion in fiscal 2020 primarily attributable to an increase in the number of our employees and annual wage revisions. The number of our employees increased from 98,061 as of March 31, 2019 to 116,971 as of March 31, 2020.
Premises and equipment costs increased by 6.8 percent from Rs. 29.5 billion in fiscal 2019 to Rs. 31.5 billion in fiscal 2020 primarily on account of an increase in premises and lease costs. Depreciation and amortization expenses increased from Rs. 12.2 billion in fiscal 2019 to Rs. 12.8 billion in fiscal 2020.
Administrative and other expenses increased by 22.5 percent from Rs. 109.0 billion in fiscal 2019 to Rs. 133.4 billion in fiscal 2020, primarily on account of higher cards related costs backed by an increase in cards spends, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2020, we had 5,416 banking outlets and 14,901 ATMs and CDMs across 2,803 locations, which increased from 5,103 banking outlets and 13,489 ATMs and CDMs across 2,748 locations as of March 31, 2019. This also led to an overall increase in our non-interest
expense.
The intangible assets (i.e., favorable leases) that were acquired through the merger of CBoP were amortized over their estimated remaining useful life. This amortization resulted in a charge of Rs. 1.0 million in fiscal 2019. There were no intangible assets remaining to be amortized in fiscal 2020.
Income Tax
Our income tax expense, net of interest earned on income tax refunds, decreased by 11.7 percent, from Rs. 119.4 billion in fiscal 2019 to Rs. 105.5 billion in fiscal 2020. Our statutory income tax rate decreased from 34.94 percent in fiscal 2019 to 25.17 percent in fiscal 2020. Pursuant to the change in the statutory tax rate, we stated our deferred tax assets as of March 31, 2019 at the newly enacted rate by recognizing a charge of Rs. 11.2 billion in our income tax expense for fiscal 2020. Consequently, our annual effective tax rate was 28.8 percent in fiscal 2020 compared to 35.1 percent in fiscal 2019.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2019 and 2020:

	Year ended March 31,
	2019	2020
Effective statutory income tax rate	34.94%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	0.55	0.51
Income exempt from taxes	(0.42)	(0.20)
Interest on income tax refunds	(0.10)	—
Effect of change in statutory tax rate	—	3.07
Other, net	0.15	0.29
Annual effective income tax rate	35.12%	28.84%
Net Income
As a result of the foregoing factors, our net income after taxes increased by 18.2 percent from Rs. 220.1 billion in fiscal 2019 to Rs. 260.3 billion in fiscal 2020.

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
Interest on securities, including dividends and interest on trading assets, increased by 23.2 percent from Rs. 162.3 billion in fiscal 2018 to Rs. 199.9 billion in fiscal 2019. This was primarily driven by an increase in the average balance of investments. The average balance of our investments increased by Rs. 518.9 billion from Rs. 2,263.8 billion in fiscal 2018 to Rs. 2,782.7 billion in fiscal 2019. Investment yields remained stable at 7.2 percent in 2019 compared to fiscal 2018.
Other interest revenue increased by 2.9 percent from Rs. 13.7 billion in fiscal 2018 to Rs. 14.2 billion in fiscal 2019, primarily due to increase in yield on dues from banks from 4.5 percent in 2018 to 4.9 percent in 2019. The average balance of dues from banks and other interest earning assets increased by 1.1 percent from Rs. 281.5 billion in fiscal 2018 to Rs. 284.6 billion in fiscal 2019.

Interest Expense
Our interest expense on deposits increased by 25.5 percent from Rs. 326.7 billion in fiscal 2018 to Rs. 410.0 billion in fiscal 2019. This increase was primarily due to an increase in our average interest bearing deposits, which increased by 21.9 percent from Rs. 5.849.5 billion in fiscal 2018 to Rs. 7,131.2 billion in fiscal 2019. This growth was further driven by an increase in the average cost of our deposits. The average cost of our deposits, including non-interest
bearing deposits increased from 4.8 percent in fiscal 2018 to 5.0 percent in fiscal 2019.
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
Our loan loss allowance for credit losses in our retail loan portfolio increased by 21.8 percent from Rs. 52.6 billion in fiscal 2018 to Rs. 64.1 billion in fiscal 2019. Our retail specific loan loss allowance increased from Rs. 38.6 billion in fiscal 2018 to Rs. 53.3 billion in fiscal 2019. This increase was primarily due to higher allowances in our auto loans and personal loans/ credit card segments. Our retail unallocated allowances decreased from Rs. 14.0 billion in fiscal 2018 to Rs. 10.8 billion in fiscal 2019, primarily attributable to a decrease in allowances in our retail business banking and agriculture segments and partially offset by an increase in allowances in our personal loans/ credit cards segments.
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
mark-to-market
gains on units of mutual funds.

In fiscal 2019, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 12.4 billion, primarily on account of a gain of Rs. 10.9 billion from forward exchange contracts due to mark-to-market
gains and gains on cancellations of forward exchange contracts. In fiscal 2019, currency swaps and currency options resulted in a gain of Rs. 0.8 billion (unadjusted for credit spreads) and interest rate derivatives and forward rate agreements resulted in a gain of Rs. 0.7 billion (unadjusted for credit spreads). In fiscal 2018, derivative transactions (unadjusted for credit spreads) resulted in a gain of Rs. 6.0 billion, primarily on account of a gain of Rs. 6.9 billion from forward exchange contracts due to mark-to-market
gains and gains on cancellations of forward exchange contracts. In fiscal 2018, currency swaps and currency options resulted in a loss of Rs. 1.9 billion (unadjusted for credit spreads), partially offset by a gain of Rs. 1.0 billion (unadjusted for credit spreads) from interest rate derivatives and forward rate agreements. Income from foreign exchange transactions amounted to Rs. 1.9 billion during fiscal 2019 compared to Rs. 6.2 billion during fiscal 2018. As a result, income from foreign exchange transactions and derivatives increased from Rs. 13.0 billion in fiscal 2018 to Rs. 14.3 billion in fiscal 2019.
Other
non-interest
revenue was primarily attributable to the gain on the sale of certain of our equity investments and mark-to-market
gains on our equity instruments that are carried at fair value. This was primarily because our equity investments were measured at fair value with changes in the fair value recognized through net income in accordance with ASU
2016-01
“Financial Instruments—Overall (Subtopic
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
Administrative and other expenses increased by 16.8 percent from Rs. 93.3 billion in fiscal 2018 to Rs. 109.0 billion in fiscal 2019, primarily on account of higher cards-related costs backed by an increase in cards spends, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2019, we had 5,103 banking outlets and 13,160 ATMs across 2,748 locations, compared to 4,787 banking outlets and 12,635 ATMs across 2,691 locations as of March 31, 2018. This also led to an overall increase in our non-interest
expense. We continued to amortize the intangible assets (i.e., favorable leases) that were acquired on the merger of CBoP over their estimated remaining useful life. This amortization resulted in a charge of Rs. 1.0 million in fiscal 2019.
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

	Year ended March 31,
	2018		2019		2020
	(in million)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	178,833.9	Rs.	220,565.5	Rs.	260,364.0
Non-cash adjustments to net income		69,065.3		88,974.5		141,478.0
Net change in other assets and liabilities		(153,625.0)		(126,267.8)		(230,662.3)
Net cash provided by operating activities	Rs.	94,274.2	Rs.	183,272.2	Rs.	171,179.7
Cash Flows from Investing Activities:
Net change in term placements		(8,806.4)		24,447.4		6,055.7
Net change in investments		(149,594.3)		(390,904.0)		(740,545.6)
Net change in repurchase and resell agreements		(462,018.6)		609,805.1		160,195.5
Loans purchased net of repayments		21,777.2		(150,642.9)		(129,916.5)
Increase in loans originated, net of principal collections		(1,440,601.9)		(1,610,724.3)		(1,428,007.7)
Net additions to property and equipment		(9,086.4)		(16,142.7)		(18,111.9)
Activity in equity securities, net		4.7		(2,821.4)		(157.9)
Net cash used in investing activities	Rs.	(2,048,325.7)	Rs.	(1,536,982.8)	Rs.	(2,150,488.4)
Cash Flows from Financing Activities:
Net increase in deposits		1,447,097.0		1,331,850.9		2,213,972.5
Net increase (decrease) in short-term borrowings		456,558.6		(127,707.1)		(277,587.3)
Proceeds from issuance of shares by subsidiaries to non-controlling interest		366.5		459.8		466.8
Net increase in long-term debt		200,366.9		96,009.1		(43,104.9)
Proceeds from issuance of equity shares for options exercised		27,259.1		22,008.2		18,486.8
Net proceeds from issuance of equity shares		—		235,896.2		—
Payment of dividends and dividend tax		(34,490.3)		(41,015.2)		(66,447.3)
Purchase of subsidiary shares from non-controlling interest		(143.3)		—		—
Net cash provided by financing activities	Rs.	2,097,014.5	Rs.	1,517,501.9	Rs.	1,845,786.6
Effect of exchange rate changes on cash and due from banks, and restricted cash		479.4		(3,069.7)		10,610.5
Net change in cash and due from banks, and restricted cash		143,442.4		160,721.6		(122,911.6)
Cash and due from banks, and restricted cash, beginning of year		430,708.6		574,151.0		734,872.6
Cash and due from banks, and restricted cash, end of year	Rs.	574,151.0	Rs.	734,872.6	Rs.	611,961.0

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019
Cash Flows from Operating Activities
Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash
charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 183.3 billion in fiscal 2019 to Rs. 171.2 billion in fiscal 2020, mainly due to lower cash flows in fiscal 2020 as compared to in fiscal 2019. This was largely a result of a higher increase in our investments held for trading in fiscal 2020 as compared to fiscal 2019, partially offset by an increase in our net income.
Cash Flows from Investing Activities
We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loans origination and purchase, net of principal collections and repayments, decreased from Rs. 1,761.4 billion in fiscal 2019 to Rs. 1,557.9 billion in fiscal 2020, largely on account of a lesser increase in both retail and wholesale loan portfolios in fiscal 2020 as compared to in fiscal 2019. Net cash flows used for investing in our debt securities increased from Rs. 390.9 billion in fiscal 2019 to Rs. 740.5 billion in fiscal 2020, primarily on account of an increase in our available-for-sale
Government of India securities, credit substitutes and asset and mortgage backed securities. Cash flows from repurchase agreements and reverse repurchase agreements decreased from Rs. 609.8 billion in fiscal 2019 to Rs. 160.2 billion in fiscal 2020.
Cash Flows from Financing Activities
Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 24.2 percent from Rs. 9,225.0 billion in fiscal 2019 to Rs. 11,462.1 billion in fiscal 2020. There was a 24.6 percent increase in our time deposits from Rs. 5,317.7 billion in fiscal 2019 to Rs. 6,626.7 billion in fiscal 2020. Savings account deposits increased by 24.8 percent from Rs. 2,487.0 billion as of March 31, 2019 to Rs. 3,103.8 billion as of March 31, 2020. Our non-interest-bearing
current account deposits increased by 21.9 percent from Rs. 1,420.3 billion as of March 31, 2019 to Rs. 1,731.6 billion as of March 31, 2020. Savings account deposits at Rs. 3,103.8 billion and current account deposits at Rs. 1,731.6 billion accounted for 42.2 percent of our total deposits as of March 31, 2020. Our short-term borrowings decreased by Rs. 276.6 billion from Rs. 654.1 billion in fiscal 2019 to Rs. 377.4 billion in fiscal 2020. Our long-term debt decreased by 1.7 percent from Rs. 1,044.6 billion in fiscal 2019 to Rs. 1,026.5 billion in fiscal 2020.
Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018
Cash Flows from Operating Activities
Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash
charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 94.3 billion in fiscal 2018 to Rs. 183.3 billion in fiscal 2019, mainly due to higher cash flows in fiscal 2019 as compared to fiscal 2018. This was largely a result of an increase in our net income and a lesser increase in our investment portfolio held for trading in fiscal 2019 compared to fiscal 2018, partially offset by a decrease in our bills payable.
Cash Flows from Investing Activities
We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Loans originated and purchased, net of principal collections and repayments, increased from Rs. 1,418.8 billion in fiscal 2018 to Rs. 1,761.4 billion in fiscal 2019, largely on account of an increase in both retail and wholesale loan portfolios. The increase in investments in fiscal 2019 was Rs. 241.3 billion, primarily on account of an increase in available-for-sale
Government of India securities, partially offset by a decrease in our investments in credit substitutes.

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
Assets
The following table sets forth the principal components of our assets as of March 31, 2019 and March 31, 2020:

	As of March 31,
	2019		2020		Increase/ (decrease)		% Increase/ (decrease)
	(in million except percentages)
Cash and due from banks, and restricted cash	Rs.	734,872.6	Rs.	611,961.0	Rs.	(122,911.6)	(16.7)
Investments held for trading		265,516.1		304,962.9		39,446.8	14.9
Investments available for sale debt securities		2,633,348.4		3,406,289.2		772,940.8	29.4
Securities purchased under agreements to resell		76,213.5		250,000.0		173,786.5	228.0
Loans, net		8,963,232.6		10,425,022.4		1,461,789.8	16.3
Accrued interest receivable		93,031.7		103,035.9		10,004.2	10.8
Property and equipment		43,187.8		48,327.7		5,139.9	11.9
Intangibles		—		—		—	—
Goodwill		74,937.9		74,937.9		—	—
Other assets		395,733.0		737,352.1		341,619.1	86.3
Total assets	Rs.	13,280,073.6	Rs.	15,961,889.1	Rs.	2,681,815.5	20.2
Our total assets increased by 20.2 percent from Rs. 13,280.1 billion as of March 31, 2019 to Rs. 15,961.9 billion as of March 31, 2020.
Our cash and due from banks, and restricted cash decreased from Rs. 734.9 billion as of March 31, 2019 to Rs. 612.0 billion as of March 31, 2020, primarily on account of net cash used in our investing activities, partially offset by net cash provided by our operating and financing activities. Cash and due from banks, and restricted cash is comprised of cash and balances due from banks. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. We have classified the cash reserve maintained with the RBI as restricted cash.
Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from the date of purchase. Investments held for trading increased by 14.9 percent from Rs. 265.5 billion as of March 31, 2019 to Rs. 305.0 billion as of March 31, 2020 primarily on account of an increase in our investments in Government securities.
Investments available for sale debt securities increased by 29.4 percent primarily on account of an increase in our Government securities, credit substitutes and asset and mortgage backed securities.
Net loans increased by 16.3 percent on account of an increase in both retail and wholesale loan portfolios. Our gross retail loan portfolio increased by 12.9 percent from Rs. 6,237.9 billion as of March 31, 2019 to Rs. 7,040.8 billion as of March 31, 2020. The growth in retail loans was primarily across the personal loans/credit cards, housing loans and retail business banking segments. Our gross wholesale loan book increased by 24.7 percent from Rs. 2,873.6 billion as of March 31, 2019 to Rs. 3,583.1 billion as of March 31, 2020.

Accrued interest receivable increased by 10.8 percent from Rs. 93.0 billion as at March 31, 2019 to Rs. 103.0 billion as of March 31, 2020, primarily on account of an increase in our loans and investment securities.
Our property and equipment increased by Rs. 5.1 billion. We added 316 banking outlets and 716 ATMs and CDMs in fiscal 2019 and 313 banking outlets and 1,412 ATMs and CDMs in fiscal 2020.
We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The primary purpose of the acquisition was to realize potential synergies, growth opportunities and cost savings from combining our businesses. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2020 and has been carried forward at the same value as the value at the acquisition date.
Other assets increased by 86.3 percent from Rs. 395.7 billion as of March 31, 2019 to Rs. 737.4 billion as of March 31, 2020, primarily due to an increase in receivables on account of sale of securities pending settlement from Rs. 4.9 billion as of March 31, 2019 to Rs. 222.0 billion as of March 31, 2020 and an increase in derivatives from Rs. 132.5 billion as of March 31, 2019 to Rs. 190.5 billion as of March 31, 2020. The increase in derivatives was largely attributable to an increase in mark-to-market
gains from forward exchange contracts and interest rate derivatives. We adopted the FASB guidance ASU
2016-02
“Leases (Topic 842)” effective April 1, 2019. To transition to the new guidance, we chose not to reassess (1) the classification of our existing leases, (2) any initial direct costs associated with the leases, or (3) whether any existing contracts are or contain leases. In addition, we elected not to provide a comparative presentation for fiscals 2019 and 2018. Accordingly as of March 31, 2020, other assets include a right-of-use
asset of Rs. 60.8 billion related to our future lease payments as a lessee under operating leases.
Liabilities and Shareholders’ Equity
The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2019 and March 31, 2020:

	As of March 31,
	2019		2020		Increase/ (decrease)		Increase/ (decrease)
	(in million, except percentages)%
Liabilities
Interest bearing deposits	Rs.	7,804,717.5	Rs.	9,730,481.3	Rs.	1,925,763.8	24.7
Non-interest bearing deposits		1,420,309.4		1,731,590.0		311,280.6	21.9
Total deposits		9,225,026.9		11,462,071.3		2,237,044.4	24.2
Securities sold under repurchase agreements		174,000.0		507,982.0		333,982.0	191.9
Short-term borrowings		654,058.0		377,417.6		(276,640.4)	(42.3)
Accrued interest payable		79,372.5		80,078.9		706.4	0.9
Long-term debt		1,044,553.0		1,026,518.3		(18,034.7)	(1.7)
Accrued expenses and other liabilities		467,438.6		611,327.2		143,888.6	30.8
Total liabilities		11,644,449.0		14,065,395.3		2,420,946.3	20.8
Non-controlling interest in subsidiaries		3,049.3		3,411.4		362.1	11.9
HDFC Bank Limited shareholders’ equity		1,632,575.3		1,893,082.4		260,507.1	16.0
Total liabilities and shareholders’ equity	Rs.	13,280,073.6	Rs.	15,961,889.1	Rs.	2,681,815.5	20.2
Our total liabilities increased by 20.8 percent from Rs. 11,644.4 billion as of March 31, 2019 to Rs. 14,065.4 billion as of March 31, 2020. This increase was primarily attributable to the growth in our deposits. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 24.6 percent from Rs. 5,317.7 billion as of March 31, 2019 to Rs. 6,626.7 billion as of March 31, 2020. Savings account deposits increased by 24.8 percent from Rs. 2,487.0 billion as of March 31, 2019 to Rs. 3,103.8 billion as of March 31, 2020. Our non-interest
bearing current account deposits increased by 21.9 percent from Rs. 1,420.3 billion as of March 31, 2019 to Rs. 1,731.6 billion as of March 31, 2020.
Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity
sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 81.5 percent, short-term borrowings accounted for 2.7 percent and long-term debt accounted for 7.3 percent as of March 31, 2020. Our short-term borrowings, comprised primarily of money market borrowings, decreased by Rs. 276.6 billion from Rs. 654.1 billion as of March 31, 2019 to Rs. 377.4 billion as of March 31, 2020. Our long-term debt decreased by 1.7 percent from Rs. 1,044.6 billion in fiscal 2019 to Rs. 1,026.5 billion in fiscal 2020.
Accrued interest payable increased by Rs. 0.7 billion from Rs. 79.4 billion as of March 31, 2019 to Rs. 80.1 billion as of March 31, 2020. This increase was primarily on account of interest accrued on our time deposits partially offset by a decrease in the interest accrued on our borrowings.

Accrued expenses and other liabilities increased by 30.8 percent from Rs. 467.4 billion as of March 31, 2019 to Rs. 611.3 billion as of March 31, 2020, primarily on account of an increase in derivatives from Rs. 128.4 billion as of March 31, 2019 to Rs. 184.8 billion as of March 31, 2020. This was largely attributable to an increase in mark-to-market
losses from forward exchange contracts and interest rate derivatives. We adopted the FASB guidance ASU
2016-02
“Leases (Topic 842)” effective April 1, 2019. To transition to the new guidance, we chose not to reassess the classification of our existing leases, any initial direct costs associated with the leases, or whether any existing contracts are or contain leases. In addition, we elected not to provide a comparative presentation for fiscals 2019 and 2018. Accordingly, as of March 31, 2020, accrued expenses and other liabilities include lease liability of Rs. 65.6 billion related to our future lease payments as a lessee under operating leases.
By an ordinary resolution on July 12, 2019, our shareholders approved a sub-division (stock split) of equity shares to reduce the face value of each equity share from Rs. 2.0 to Rs. 1.0 per equity share effective as of September 20, 2019. Accordingly, all share/ADS data reflect the effect of the stock split retroactively. Shareholders’ equity increased on the exercise of 36,673,240 stock options by employees and on an increase in our retained earnings and in our accumulated other comprehensive income (primarily on account of mark-to-market
gains on available for sale debt securities). One ADS continues to represent three equity shares.
Capital
We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in
as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum Common Equity Tier I ratio of 7.575 percent, a minimum total Tier I capital ratio of 9.075 percent and a minimum total capital ratio of 11.075 percent (each including capital conservation buffer and additional capital applicable to us as a
D-SIB)
as of March 31, 2020.
Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2019 and March 31, 2020 are as follows:

	As of March 31,
	2019		2020		2020
	(in million, except percentages)
Tier I capital	Rs.	1,470,227.6	Rs.	1,714,144.4	US$	22,737.0
Tier II capital		124,348.8		128,434.1		1,703.6
Total capital	Rs.	1,594,576.4	Rs.	1,842,578.5	US$	24,440.6
Total risk weighted assets	Rs.	9,319,298.7	Rs.	9,947,157.4	US$	131,942.7
Capital ratios of the Bank:
Common Equity Tier I		14.93%		16.43%		16.43%
Tier I		15.78%		17.23%		17.23%
Total capital		17.11%		18.52%		18.52%
Minimum capital ratios required by the RBI:*
Tier I		9.025%		9.075%		9.075%
Total capital		11.025%		11.075%		11.075%

*	The Tier I and Total capital ratio includes capital conservation buffer and additional capital applicable to us as a D-SIB.
Capital Expenditure
Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 18.1 billion in fiscal 2020. We have current plans for capital expenditures of approximately Rs. 25.4 billion in fiscal 2021. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our banking outlets and back-offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.
See also “
Risk Factors—A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets”, “—Financial instability in other countries may cause increased volatility in the Indian financial markets” and “—The
COVID-19
pandemic may have a material adverse effect on our business, financial condition and results of operations”.

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
We earn profit on customer transactions by way of a margin as a mark-up
over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. The Bank’s Board of Directors imposes limits on our ability to hold overnight positions in foreign exchange and derivatives and the same are intimated to RBI. The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and derivative contracts as of March 31, 2020, together with the fair values on each reporting date:

	As of March 31, 2020
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In million)
Interest rate derivatives	Rs.	3,644,495.8	Rs.	49,876.8	Rs.	51,976.9	Rs.	(2,100.1)	US$	48,341.9	US$	(27.9)
Currency options		304,252.4		3,034.4		4,342.0		(1,307.6)		4,035.7		(17.3)
Currency swaps		202,725.6		12,396.0		6,592.1		5,803.9		2,689.0		77.0
Forward exchange contracts		6,079,195.0		125,230.4		121,872.0		3,358.4		80,636.6		44.6
Total	Rs.	10,230,668.8	Rs.	190,537.6	Rs.	184,783.0	Rs.	5,754.6	US$	135,703.2	US$	76.4
We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with subsequent changes in fair value recorded in earnings.

Guarantees and Documentary Credits
As a part of our commercial banking activities, we issue documentary credits and guarantees. Documentary credits, such as letters of credit, enhance the credit standing of our customers. Guarantees generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfil its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial
contractual obligation. The nominal values of guarantees and documentary credits for the dates set forth below were as follows:

	As of March 31,
	2019		2020		2020
	(In million)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	254,075.9	Rs.	263,758.0	US$	3,498.6
Performance guarantees		285,748.4		330,164.6		4,379.4
Documentary credits		475,617.8		440,232.7		5,839.4
Total	Rs.	1,015,442.1	Rs.	1,034,155.3	US$	13,717.4
Guarantees and documentary credits outstanding increased by 1.8 percent to Rs. 1,034.1 billion as of March 31, 2020 from Rs. 1,015.4 billion as of March 31, 2019, principally due to growth in our trade finance business.
Undrawn commitments
The Bank has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 452.9 billion and Rs. 539.8 billion (US$ 7.2 billion) as of March 31, 2019 and March 31, 2020, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 3,150.9 billion and Rs. 3,806.2 billion (US$ 50.5 billion) as of March 31, 2019 and March 31, 2020, respectively. See also Note 24 to the Bank’s consolidated financial statements included elsewhere in this report.
Contractual Obligations and Commercial Commitments
The table below summarizes our principal contractual obligations as of March 31, 2020:
Contractual Obligations

	Payments due by period, as of March 31, 2020
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in million)
Subordinated debt (a)	Rs.	133,730.9	Rs.	—	Rs.	6,000.0	Rs.	7,300.0	Rs.	120,430.9
Other long-term debt		807,814.7		223,540.8		312,093.7		112,446.2		159,734.0
Operating leases (b)		97,225.7		11,411.4		20,426.0		17,067.3		48,321.0
Short-term borrowings		377,417.6		377,417.6		—		—		—
Securities sold under repurchase agreements		507,982.0		507,982.0		—		—		—
Unconditional purchase obligations (c)		12,756.9		12,756.9		—		—		—
Total	Rs.	1,936,927.8	Rs.	1,133,108.7	Rs.	338,519.7	Rs.	136,813.5	Rs.	328,485.9

(a)	Scheduled maturities of subordinated debt do not include perpetual bonds of Rs. 84,972.7 million (net of debt issuance cost).
(b)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipment.
(c)	Unconditional purchase obligations represent committed capital contracts as of March 31, 2020. See “—Note 27—Commitments and contingencies ” of our consolidated financial statements.

Commercial Commitments
Our commercial commitments consist principally of letters of credit, guarantees, forward exchange and derivative contracts.
We have recognized a liability of Rs. 4.2 billion as of March 31, 2020, in accordance with FASB ASC
460-10
in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, we have recognized a liability of Rs. 3.0 billion as of March 31, 2020.
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
The residual maturities of the above commitments as of March 31, 2020 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2020
	Total amounts Committed*		Up to 1 year		1-3 years		3-5 years		Over 5 years
	(in million)
Documentary credits	Rs.	440,232.7	Rs.	431,254.8	Rs.	8,118.7	Rs.	129.7	Rs.	729.5
Guarantees		593,922.6		412,232.1		136,067.5		34,585.7		11,037.3
Forward exchange and derivative contracts		10,230,668.8		7,330,772.8		1,376,129.2		1,400,047.0		123,719.8
Total	Rs.	11,264,824.1	Rs.	8,174,259.7	Rs.	1,520,315.4	Rs.	1,434,762.4	Rs.	135,486.6

*	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.
Extent of dependence on single customer exposures
Our exposures to our ten largest borrowers as of March 31, 2020, based on the higher of the outstanding balances of or limits on, funded and non-funded
exposures were as follows. None of these exposures were impaired as of March 31, 2020:

	March 31, 2020
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
		(in million)
Borrower 1	Power	Rs.	243,382.8	Rs.	1,200.0	Rs.	244,582.8	US$	3,244.2
Borrower 2	Financial Intermediaries		180,100.0		305.1		180,405.1		2,393.0
Borrower 3	Financial Intermediaries		163,738.7		610.9		164,349.6		2,180.0
Borrower 4	Coal and Petroleum Products		74,421.4		75,432.2		149,853.6		1,987.7
Borrower 5	Financial Institutions		135,455.0		—		135,455.0		1,796.7
Borrower 6	Coal and Petroleum Products		31,934.6		55,651.4		87,586.0		1,161.8
Borrower 7	Telecom		63,228.0		15,355.2		78,583.2		1,042.4
Borrower 8	Financial Intermediaries		75,035.9		221.6		75,257.5		998.2
Borrower 9	Financial Intermediaries		75,027.7		182.8		75,210.5		997.6
Borrower 10	Iron and Steel		51,361.3		22,128.1		73,489.4		974.8

Of the total exposure to these ten borrowers, approximately 59 percent was secured by collateral.
In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian banks with BCBS standards. The guidelines came into effect from April 1, 2019, except for certain provisions which will become effective from April 1, 2020. See “—
Large Exposures Framework
—Supervision and Regulation.” As per this Large Exposure Framework, a bank’s exposures to a single NBFC is restricted to 15 percent of their available eligible capital base, while exposure values of a bank to a single counterparty must not be higher than 20 percent of its available eligible capital base, which can be extended to 25 percent by a bank’s board of directors under exceptional circumstances. The RBI in its circular dated September 12, 2019 stated that a bank’s exposure to a single NBFC (excluding gold loan companies) will be restricted to 20 percent of that bank’s eligible capital base. Bank finance to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in RBI circular dated May 18, 2012. A bank’s exposure to a single NBFC, having gold loans equivalent to or exceeding 50 per cent of its total financial assets is restricted to 7.5 per cent of the banks’ capital funds, which can be extended to 12.5 per cent if the additional exposure is on account of funds on-lent by the NBFC to the infrastructure sector. Tier I capital that fulfills the criteria set out in the RBI’s Basel III guidelines must be considered as eligible capital base for this purpose. As of March 31, 2020, of our exposure to our ten largest borrowers, exposure to six borrowers was equal to or more than 5 percent of our eligible capital base under this framework and was mainly comprised of large credit facilities to these borrowers. There were no exposures that exceeded the regulatory ceiling established by RBI.
Cross border exposures
The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counterparties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2020, our aggregate country risk exposure was 2.2 percent of our total assets and our net funded exposure to any other country did not exceed 1 percent of our total assets as per the said guidelines.
Cybersecurity
We offer internet and mobile banking services to our customers. Our internet and mobile banking channel includes multiple services, such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting check books. We are therefore exposed to cyber threats, such as hacking, phishing and trojans, targeting our customers, wherein fraudsters send unsolicited mails to our customers seeking account sensitive information; hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us; and data theft, wherein cyber criminals may intrude into our network with the intention of stealing our internal data or our customer information or to extort money.
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

•
Hacking and Data Theft: We have implemented a network firewall, web application firewalls and intrusion prevention system at the perimeter of our network to block any attempts made to hack or intrude into our network. Our 24 by 7 cybersecurity operations center (CSOC) analyzes logs of its perimeter defences to identify any attempts made to intrude into our network. We have developed an incident management procedure, a cybersecurity policy and a cyber crisis management plan for the incident management process to ensure that in the event of any incident, relevant stakeholders are made aware of what their role is in resolving the incident. We also test our internet-facing infrastructure and applications for vulnerability. Any vulnerability thus identified is remediated in a time-bound manner. In addition, we have deployed a host intrusion prevention solution on the internet banking setup to protect against the unpatched vulnerabilities and exploits. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry-best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence. We perform daily malware scanning of the default landing pages of internet websites so that the customers are not compromised by malware that has been injected on the non-logged
web pages. We have also subscribed to anti-DDOS services (Distributed Denial Of Services).

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

•
Laptop Encryption: Data encryption helps to ensure that business-critical and sensitive data does not fall into the wrong hands, thereby preventing reputational damage or curtailing any monetary losses. The cost arising out of loss of data residing in a laptop is far higher than the cost of replacing the actual device. We have therefore implemented a laptop encryption tool on the laptops used by our employees.

•
Network Access Control: We have implemented a Network Access Control (NAC) system to prevent end-stations
that lack antivirus, patches, or host intrusion prevention software from accessing the network. The NAC system allows us to define policies, such as the types of computers or roles of users allowed to access areas of the network. It assists in the mitigation of zero-day
attacks and provides authorization, authentication and accounting of network connections.

•
Domain-based Message Authentication, Reporting and Conformance (“DMARC”): We have implemented a DMARC system which gives us the ability to protect the domain from unauthorized use, commonly known as email spoofing. The purpose and primary outcome of implementing DMARC is to protect a domain from being used in business email compromise attacks, phishing emails, email scams and other cyber threat activities.

•
Anti-Advanced Persistence Threat (“APT”): An APT is a prolonged and targeted cyber-attack in which an intruder gains access to a network and remains undetected for an extended period of time. We have implemented an anti-APT
system to prevent these attacks. All network elements such as email and web are protected with the anti-APT
system, which is also installed on endpoint computers.

•
Awareness programs: Our comprehensive
e-learning
module, Information Security Ambassador, is a mandatory assessment based course on information and cybersecurity, accessible to all employees. We also send awareness emails, which include cyber-tips, guidance on information, cybersecurity and other related issues as well as operating guidelines to all employees. As a part of on-floor
awareness, we also have posters and desktop calendars on phishing, vishing and smishing. All new joiners are informed of various aspects of information security issues in an everyday work environment and complete our induction module, the Information Security Pledge, through classroom training. To gauge the awareness level of our employees, we run phishing surveys. We also test our employees using our own phishing attacks and measure their response and accordingly provide them specific education and awareness to ensure they are better prepared to face such attacks in future.

Business continuity during the
COVID-19
pandemic-forced lockdown
To ensure business continuity following the outbreak of
COVID-19
and the government mandated lockdown, we implemented our crisis management plan. We advised our employees to either work from their homes or locations near their homes. In implementing our response to the
COVID-19
pandemic, the crisis management team prioritized certain critical functions such as IT and treasury to minimize potential business disruptions.
Our remote working policy led to increased information technology and cybersecurity risks. To mitigate such risks, we:
a) through the Chief Information Security Officer, distributed cybersecurity related information and best practices to all employees;
b) made available IT resources including laptops, and mobile email access as well as virtual desktop infrastructure and virtual private networks;
c) increased hardware capacity for select servers, enabling applications to be securely accessed from home;
d) ensured the IT team monitored any unusual activity, such as hacking attempts, to prevent critical data from being made public; and
e) implemented
two-factor
authentication, strengthened cybersecurity programs and prohibited any downloads on local storage devices.
In addition, to protect the health and safety of our employees, we:
a) increased the frequency of cleaning and sanitization across our offices and banking outlets;
b) identified pandemic response coordinators for each location;
c) provided face masks to security guards, pantry staff and other support staff and made available hand sanitizers at all locations;
d) prohibited vendors and visitors from entering our premises other than under exception circumstances;
e) complied with the regulatory requirements, and responded to the government and regulatory guidance and circulars; and
f) provided accommodation for critical IT resources working in data centers in our training center accommodation and nearby hotels.

MANAGEMENT
Directors and Senior Management
Our Memorandum and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors shall not be less than 3 or more than 15, excluding directors appointed pursuant to the terms of issued debt. Our Board of Directors consists of 10 members.
As per the Companies Act, unless the Articles provide for the retirement of all directors at every annual general meeting, not less than two-thirds
of the total number of directors shall be persons whose period of office is liable to determination by retirement of directors by rotation. However, any retiring director may be re-appointed
by resolution of the shareholders. Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (i.e. an Indian resident).
Under the terms of our Articles, our promoter, HDFC Limited, has a right to nominate the non-retiring
directors to our Board, so long as HDFC Limited, its subsidiaries or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20 percent of our paid-up
equity share capital. The directors so nominated by HDFC Limited currently are the Chairperson and the Managing Director of the Bank.
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
Our Board of Directors, as of March 31, 2020, comprised of:

Name	Position	Age
Mrs. Shyamala Gopinath	Part-time Non-Executive Chairperson	70
Mrs. Renu Karnad	Additional Non-Executive Director	68
Mr. Malay Patel	Non-Executive Director	43
Mr. Umesh Chandra Sarangi	Non-Executive Director	68
Mr. Srikanth Nadhamuni	Non-Executive Director	56
Mr. Sanjiv Sachar	Non-Executive Director	62
Mr. Sandeep Parekh	Non-Executive Director	49
Mr. M.D. Ranganath	Non-Executive Director	58
Mr. Aditya Puri	Managing Director	69
Mr. Kaizad Bharucha	Executive Director	54
The Board had appointed both Mr. Sashidhar Jagdishan and Mr. Bhavesh Zaveri each as Additional Director and Executive Director, subject to the approval of the RBI and shareholders, for a period of three years commencing November 28, 2019/ from such date and on such terms as may be approved by the RBI. The Bank had accordingly made an application to the RBI seeking approval for these appointments. The RBI, through its communication dated April 7, 2020, advised the Bank to examine and submit the said proposals after a new managing director assumes charge later this year. Accordingly, their appointments as executive directors have not taken effect. Mr. Sashidhar Jagdishan and Mr. Bhavesh Zaveri resigned as additional directors from the Board of the Bank in accordance with the Companies Act, with effect from April 18, 2020.

The term of the Bank’s current Managing Director, Mr. Aditya Puri, will end on October 26, 2020. The Board constituted a search committee tasked with identifying and evaluating internal and external candidates and preparing a final shortlist of candidates to be submitted to the RBI, in accordance with RBI regulations. On April 30, 2020, the Bank submitted in order of preference the names of three candidates to the RBI for approval. As of the date of this report, the RBI had not communicated a decision with respect to its preference for the Bank’s new Managing Director.
The following are brief biographies of our directors:
Mrs.
 Shyamala Gopinath
, 70 years of age, is the
part-time Non-Executive Chairperson
of the Bank. She holds a master’s degree in commerce and is a certified associate of the Indian Institute of Bankers (CAIIB). Mrs. Shyamala Gopinath has over 42 years of experience in financial sector policy formulation in different capacities at RBI. As Deputy Governor of the RBI for seven years, and a member of the RBI’s board of directors, she guided and influenced national policies in diverse areas such as regulation and supervision, development of financial markets, capital account management, management of government borrowings, foreign exchange reserves management and the payment and settlement system. She has served on several committees while with the RBI. During 2001-2003, she worked as senior financial sector expert in the then Monetary Affairs and Exchange Department of the International Monetary Fund (Financial Institutions Division). She was on the Corporate Bonds and Securitisation Advisory Committee (CoBoSAC), a
Sub-Committee
of SEBI. She served as the Chairperson on the Advisory Board on Bank, Commercial and Financial Frauds for two years from 2012 to 2014. In addition to her work for HDFC Bank, she is an Independent Director for several other companies, including not-for-profit
entities. She is also Chairperson of the Board of Governors of Indian Institute of Management, Raipur. Mrs. Gopinath does not hold any shares in the Bank as on March 31, 2020.
Mrs.
 Renu Karnad
, 68 years of age, is the Additional
Non-Executive
Director of the Bank. She has been the Managing Director of the Housing Development Finance Corporation Limited since 2010. She has a postgraduate degree in economics from the University of Delhi and holds a degree in law from the University of Mumbai. She is also a Parvin Fellow at the Woodrow Wilson School of Public and International Affairs, Princeton University, USA. Mrs. Karnad brings with her significant experience and knowledge of the mortgage sector, having been associated with the real estate and mortgage industry in India for over 40 years. She has been a
Non-Executive
Director on the Board of the Bank in the past. Mrs. Renu Karnad, along with her relatives, holds 595,320 equity shares in the Bank as on March 31, 2020. The shareholders of the Bank have approved the appointment of Mrs. Renu Karnad as a Non-Executive Director of the Bank at the AGM held on July 18, 2020.
Mr.
 Malay Patel,
43 years of age, is a
Non-Executive
Director of the Bank. He holds a major in engineering (mechanical) from Rutgers University, Livingston, NJ, USA, and an associate of arts in business administration (A.A.B.A.) in business from Bergen County College, Fairlawn, New Jersey, USA. He is a director on the board of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry. He has been involved in varied roles such as export, import, procurement, sales and marketing, among others in Eewa Engineering Company Private Limited. He has special knowledge and practical experience in matters relating to small scale industries in terms of
Section 10-A
(2)(a) of the Banking Regulation Act, 1949. He does not hold any shares in the Bank as on March 31, 2020.
Mr.
 Umesh Chandra Sarangi
, 68 years of age, is a
Non-Executive
Director of the Bank. He holds a master’s degree in science (botany) from the Utkal University, where he was a gold medalist. Mr. Sarangi has a total of 37 years of experience in the Indian Administrative Services. As the erstwhile Chairman of the National Bank for Agriculture and Rural Development (NABARD) from December 2007 to December 2010, he focused on rural infrastructure, accelerated initiatives such as microfinance, financial inclusion, watershed development and tribal development. He has been appointed as a Director having specialized knowledge and practical experience in agriculture and rural economy pursuant to
Section 10-A
(2)(a) of the Banking Regulation Act 1949. Mr. Sarangi does not hold any shares in the Bank as on March 31, 2020.
Mr.
 Srikanth Nadhamuni,
56 years of age, is a
Non-Executive
Director of the Bank. He holds a bachelor’s degree in electronics and communications from National Institute of Engineering and a master’s degree in electrical engineering from Louisiana State University. He is a technologist and an entrepreneur with 30 years of experience in the areas of central processing unit (“CPU”) design, healthcare,
e-governance,
national ID, biometrics, financial technology and banking sectors. He is currently the Chairman of Novopay Solutions Private Limited, a company involved in the area of mobile payments and is the chief executive officer of Khosla Labs Private Limited, a start-up
incubator. He was also a
co-founder
of the
e-Governments
Foundation, which aims to improve governance in Indian cities and which created the municipal enterprise resource planning (ERP) suite, which improves service delivery of cities. He was the Chief Technology Officer of Aadhaar (UID Authority of India) during 2009 to 2012 where he participated in design and development of the world’s largest biometric based ID system. He was instrumental in development of Aadhaar technology, several banking and financial protocols including MicroATM, Aadhaar Enabled Payment System (AEPS) and Aadhaar Payment Bridge (APB). He spent 14 years in Silicon Valley (California, USA) working for several global companies such as Sun Microsystems (CPU design), Intel Corporation (CPU design), Silicon Graphics (interactive TV) and WebMD (internet healthcare). He was appointed as a Director for his expertise in the field of Information Technology. Mr. Nadhamuni does not hold any shares in the Bank as on March 31, 2020.

Mr.
 Sanjiv Sachar,
62 years of age, is a
Non-Executive
Director of the Bank. He is a Fellow member of the Institute of Chartered Accountants of India. In November 2016 he retired as the Senior Partner of Egon Zehnder, the world’s largest privately held executive search firm. He set up the Egon Zehnder practice in India in 1995 and played a key role in establishing the firm as a market leader in the executive search space across various country segments. Over the course of his two decades at Egon Zehnder, Mr. Sachar has mentored senior executives across industry sectors who have gone on to become board members, CEOs or CFOs of large corporates in India and overseas. He has also been the co-founder
of the chartered accountancy and management consulting firm, Sachar Vasudeva & Associates, and co-founded
executive search firm, Direct Impact. Mr. Sanjiv Sachar does not hold any shares in the Bank as on March 31, 2020.
Mr.
 Sandeep Parekh,
49 years of age, is a
Non-Executive
Director of the Bank. He holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an LL.B. degree from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at the SEBI from 2006 to 2008, heading the enforcement and legal affairs departments. He is on the faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulations. He is admitted to practice law in New York and is a member of Mensa. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various SEBI and RBI committees and sub-committees
and is presently the Chairman of SEBI’s proxy advisory working group and a member of SEBI’s mutual fund advisory committee. Mr. Parekh does not hold any shares in the Bank as on March 31, 2020.
Mr.
 M.D. Ranganath,
58 years of age, is a
Non-Executive
Director of the Bank. He holds a master’s degree in technology from IIT, Madras and a bachelor’s degree in engineering from the University of Mysore. He has a postgraduate diploma in management from the Indian Institute of Management (IIM), Ahmedabad and is a member of CPA, Australia. He has over 27 years of experience in the global IT services and the financial services industry. He was Chief Financial Officer of Infosys Limited, a globally listed IT services company until November 2018. During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys into a globally respected IT services company and successfully held leadership roles in a wide spectrum of areas, including strategy, finance, mergers & acquisitions (M&A), consulting, risk management, and corporate planning, culminating in the role of Chief Financial Officer, where he worked closely with the board of Infosys and its committees in formulating and executing its strategic priorities. Prior to Infosys, he worked at ICICI Limited for eight years, where he was responsible for credit, treasury, equity portfolio management and corporate planning. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector, by Institutional Investor publication, based on a poll of the buy-side
and sell-side investor community. Mr. Ranganath does not hold any shares in the Bank as on March 31, 2020.
Mr.
 Aditya Puri,
69 years of age, has been the Managing Director of the Bank since September 1994. He holds a bachelor’s degree in commerce from Punjab University and is an associate member of the Institute of Chartered Accountants of India. Prior to joining the Bank, Mr. Puri was the Chief Executive Officer of Citibank, Malaysia from 1992 to 1994. He has over four decades of experience in the banking sector in India and abroad. He was the first member to be inducted into the Chartered Accountants Hall of Fame by the Institute of Chartered Accountant of India. He was also ranked as the ‘Best CEO’ in Finance Asia’s Survey 2020. Mr. Puri, along with his relatives, holds 7,796,251 equity shares in the Bank as on March 31, 2020. Mr. Puri’s present term as Managing Director of the Bank will end on October 26, 2020.
Mr.
 Kaizad Bharucha,
54 years of age, is an Executive Director of the Bank. He holds a bachelor of commerce degree from the University of Mumbai. He has been associated with the Bank since 1995. In his current position as Executive Director, he is responsible for Wholesale Banking covering areas of Corporate Banking, Emerging Corporate Group, Business Banking, Healthcare Finance Group, Infrastructure Finance Group, Rural Banking Group, Department for Special Operations and Inclusive Banking Initiatives Group. In addition to the above, Mr. Kaizad Bharucha is a senior member on various internal committees of the Bank across several functions. In his previous position as Group Head—Credit & Market Risk, he was responsible for the Bank’s entire Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions. He is a career banker with over three decades of banking experience. Prior to joining the Bank, he worked at SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. He has represented HDFC Bank as a member of the working group constituted by the RBI to examine the role of the Credit Information Bureau and on the sub-committee
with regard to adoption of the Basel II guidelines. Mr. Bharucha, along with his relatives, holds 2,135,102 equity shares in the Bank as on March 31, 2020.

Senior Management
As of March 31, 2020, our senior management was comprised of the following:

Name	Position	Age
Mr. Aditya Puri	Managing Director	69
Mr. Kaizad Bharucha	Executive Director	54
Mr. Ashish Parthasarthy	Head – Treasury, Government Institutional Business & Startups, Liability Products & Third Party Products, Non Resident Business and Private Banking Group	52
Ms. Ashima Bhat	Head – Business Finance, Administration and Infrastructure, Corporate Social Responsibility	49
Mr. Ashok Khanna (1)	Head – Secured Loans (Vehicles)	63
Mr. Arvind Kapil	Head – Retail Assets*	48
Mr. Arvind Vohra	Head – Retail Branch Banking	48
Mr. Anjani Kumar Rathor	Chief Digital Officer	47
Mr. Bhavesh Zaveri	Head – Operations, Technology and Cash Management Products	54
Mr. Benjamin Frank	Joint Head – Wholesale Credit	55
Mr. Chakrapani Venkatachari	Head – Internal Audit and Quality Initiatives Group	56
Mr. Dhiraj Relli	Currently on secondment to HDFC Securities Limited (HSL), our subsidiary	49
Mr. Jimmy Tata	Chief Risk Officer	53
Mr. Munish Mittal (2)	Chief Information Officer	51
Mr. Nirav Shah	Head – Emerging Corporates Group, Infrastructure Finance Group, Rural Banking Group, Transportation Group, Tractor Finance	48
Mr. Parag Rao	Head – Payments, Consumer Finance, Digital Banking and Marketing*	54
Mr. Rakesh Singh	Head – Investment Banking, Private Banking , Capital Market and Financial Institutions	51
Mr. Rahul Shukla	Head – Corporate Banking and Business Banking, Healthcare Finance	51
Mr. Sashidhar Jagdishan	Head – Finance, Human Resources, Legal & Secretarial, Corporate Communications, Admin, Infra, CSR and Change Agent of the Bank	55
Ms. Smita Bhagat	Head – Government and Institutional Business , Ecommerce and Start-ups	54
Mr. Srinivasan Vaidyanathan	Chief Financial Officer	56
Mr. S Sampathkumar	Head – Liability Products, Third Party Products and Non-Resident Business	47
Mr. Vinay Razdan	Head – Human Resources	53

(1)	retired on March 31, 2020.
(2)	resigned from the services in July 2020, last working day in October 2020.
*	Designation effective April 2020.
A brief biography of each of the members of the Bank’s senior management is set out below:
Mr.
 Ashish Parthasarthy
is the Head of Treasury, Government Institutional Business &
Start-ups,
Liability Products & Third Party Products, Non Resident Business and Private Banking Group. He holds a bachelor’s degree in engineering from the National Institute of Technology, Karnataka
(NIT-K)
and has a postgraduate diploma in management from the Indian Institute of Management, Bangalore
(IIM-B).
He has over 29 years of experience in banking, with particular expertise in the interest rate and currency markets.

Ms.
 Ashima Bhat
is the Head of Business Finance, Administration and Infrastructure, Corporate Social Responsibility. Ms. Bhat has over 25 years of experience in banking. She has completed a master’s degree in management studies, majoring in marketing, from Narsee Monjee Institute of Management Studies. Ms. Bhat joined the Bank in 1994 in its start-up
stage. She has worked in various positions across the Corporate Banking, Supply Chain, SME and Emerging Corporates Group.
Mr. Ashok Khanna
was the Head of Secured Loans (Vehicles). Mr. Khanna is a sales and marketing professional with over 30 years of experience in the automobile companies and banking industry in various capacities. Prior to joining the Bank, he was the Executive Director for Retail Assets at Centurion Bank of Punjab. He has also worked with automobile manufacturers, such as Kinetic Engineering, Toyota (in the Middle East) and other related companies, such as Firestone Tyres. He retired on March 31, 2020.
Mr.
 Arvind Kapil
is the Head of Retail Assets. He is an alumnus of the Harvard Business School advanced management program, holds a master’s degree in management studies from Bharati Vidyapeeth Institute of Management Studies and Research and a bachelor’s degree in engineering from K.J. Somaiya College of Engineering in Mumbai. Mr. Kapil has over 25 years of experience in the finance industry and he joined the Bank from Countrywide Consumer Financial Services.
Mr. Arvind Vohra
is the Head of Retail Branch Banking. He has a postgraduate degree in marketing and finance from Xavier Institute of Management, Bhubaneswar and has completed a senior leadership program at London Business School. He has nearly two and a half decades of experience working across banking, telecommunications and consumer goods. He has held leadership positions in sales, marketing and business leadership roles in global organizations such as Whirlpool, Philips and Standard Chartered Bank. Mr. Vohra led business operations at Vodafone India. In addition, he was on the board of directors for Vodafone India’s consumer fixed line subsidiary and led the incubation of the consumer (“Internet of Things”) business. He joined the Bank from Vodafone in September 2018.
Mr.
 Anjani Kumar Rathor
is the Chief Digital Officer. He holds a postgraduate diploma from IIM Calcutta and an aerospace engineering degree from IIT Kharagpur. He has over 20 years of experience across Telecom, Financial Services and Aviation in companies such as Airtel, Boeing, Accenture and CitiCorp. He joined the Bank in February 2020.
Mr.
 Bhavesh Zaveri
is the Head of Operations, Technology and Cash Management Products. He holds a master’s degree in commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers. He has over 28 years of experience in banking, having worked with Oman International Bank and Barclays Bank prior to joining the Bank in April 1998. Mr. Zaveri has been on various RBI & IBA committees and served as a director on the Board of National Payment Corporation of India Ltd, SWIFT SCRL, Brussels, The Clearing Corporation of India Ltd. (CCIL), SWIFT India Domestic Services Pvt Ltd, HDB Financial Services Ltd, HDFC Securities Ltd, and the Goods and Service Tax Network (GSTN).
Mr.
 Benjamin Frank
is Joint Head of Wholesale Credit. He has a Bachelor of Science degree from the University of Madras, a master’s degree in business administration from ICFAI University and is a Certified Financial Risk Manager from the Global Association of Risk Professionals. He has over 31 years of experience in the banking industry across Branch Banking, International Banking, Corporate Banking and Credit Risk Management. He previously worked at IDBI Bank and State Bank of India. He joined the Bank in April 2004.
Mr.
 Chakrapani Venkatachari
is the Head of Internal Audit and Quality Initiatives Group. He holds a bachelor’s degree in commerce from Mumbai University, is an Associate Member of the Institute of Company Secretaries of India, a Certified Associate of the Indian Institute of Bankers and a Certified Information System Auditor. He has over 33 years of banking experience, having worked with the Bank of Baroda and Standard Chartered Bank prior to joining the Bank in 1994.
Mr.
 Dhiraj Relli
is currently on secondment to HDFC Securities Limited (HSL), our subsidiary, where he currently holds the position of Managing Director and Chief Executive Officer. An employee of HDFC since 2008, he has served as Senior Executive Vice President and Head of Branch Banking at HDFC Bank. Mr. Relli is a member of the Trading Member Advisory Committee of National Stock Exchange and a Member of the Advisory Committee of Bombay Stock Exchange. Mr. Relli is a B.Com. (Honors) graduate from Delhi University and a qualified chartered accountant from the Institute of Chartered Accountants of India. He completed the Advance Management Program from the Indian Institute of Management, Bangalore.
Mr.
 Jimmy Tata
is Chief Risk Officer. He holds a master’s degree in Financial Management from the Jamnalal Bajaj Institute of Management Studies at Mumbai University and is qualified as a Chartered Financial Analyst with the Institute of Chartered Financial Accountants in Hyderabad. Mr. Tata has been with the Bank since 1994 and has over 30 years of broad experience across various sectors. Prior to joining the Bank he worked as a Financial Analyst in the Financial Division of Apple Industries Limited.
Mr.
 Munish Mittal
is the Chief Information Officer. He holds a bachelor’s degree in science from Punjab University and a master’s in business administration from the Indira Gandhi National Open University. Mr. Mittal has more than 31 years of experience, having worked at Bank of Punjab, Datapro and ESPL prior to joining the Bank in August 1996.

Mr.
 Nirav Shah
is Head of Emerging Corporates, Infrastructure Finance Group, Rural Banking Group, Transportation group and Tractor Finance. He holds a master’s degree in management studies from K.J. Somaiya Management Institute at Mumbai University. He has over 23 years of professional experience, joining the Bank from Global Trust Bank in July 1999.
Mr.
 Parag Rao
is Head of Payments, Consumer Finance, Digital Banking and Marketing. He holds a master’s degree in management studies degree from S.P. Jain Institute of Management at Mumbai University and a bachelor’s degree in engineering from the Regional Engineering College in Jamshedpur. He has over 28 years of professional experience, joining the Bank from IBM Global Services in April 2002.
Mr.
 Rakesh Singh
is the Head of Investment Banking, Private Banking, Capital Market and Financial Institutions. He holds a master’s degree in business administration from the Institute of Management Technology, Ghaziabad and has over 23 years of experience in the financial sector. Mr. Singh joined the Bank from Rothschild in India where he was the Managing Director and
Co-Head
of Financing Advisory. Earlier in his career, he held key positions at Morgan Stanley, Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank.
Mr.
 Rahul Shukla
is the Head of Corporate Banking and Business Banking, Healthcare Finance. He holds a bachelor’s degree in technology from IIT Varanasi and an MBA from IIM Bangalore. He started his career in Citibank and in 2010 he took over as Managing Director and Head of Corporate Banking for the South Asia Region, and was a member of the Indian Management Committee and various regulatory governance committees. He has over 27 years of banking experience, joining the Bank from Citibank in March 2018.
Mr.
 Sashidhar Jagdishan
is the Head of Finance, Human Resources, Legal & Secretarial, Corporate Communications, Admin, Infra, CSR and also designated as Change Agent of the Bank. He holds a Bachelor of Science degree in physics from the University of Mumbai and a master’s degree in economics of money, banking and finance from the University of Sheffield in the United Kingdom. He is also a Chartered Accountant of the Institute of Chartered Accountants of India. Mr. Jagdishan has been with the Bank since 1996.
Ms.
 Smita Bhagat
is the Head of Government and Institutional Business, Ecommerce and
Start-ups.
She holds a Bachelor of Arts degree in economics and statistics, a Master of Commerce degree in financial management and a master’s degree in business administration from the University of Rajasthan. She has over 22 years of experience in banking and joined the Bank from ICICI Bank in 1999.
Mr.
 Srinivasan Vaidyanathan
is the Head of Finance. He is a commerce graduate, a Fellow of the Institute of Chartered Accountants of India, a Fellow of the Institute of Cost and Works Accountants of India, a Fellow of the Association of International Accountants, UK, Member of CMA, USA, and has a master’s degree in business administration. He has over 28 years of experience in the financial services industry. He joined the Bank from Citigroup in 2018.
Mr.
 S. Sampath Kumar
is Head of Liability Products, Third Party Products and
Non-Resident
Business. He has over two decades of experience and is an alumnus of the University of Madras, Tamil Nadu.
Mr.
 Vinay Razdan
is Head of Human Resources. He is an alumnus of Delhi University and holds a postgraduate qualification in personnel management and industrial relations from XLRI, Jamshedpur. Mr. Razdan has over three decades of experience in different roles within the human resources function and has worked across geographies and industry segments. He has held leadership positions with leading organizations in the FMCG, IT Services and Telecommunication sectors. He joined the Bank in September 2018.

Corporate Governance
Audit Committee
The Audit Committee of the Bank, as of March 31, 2020, has Mr. M.D Ranganath, Mrs. Shyamala Gopinath, Mr. Umesh Chandra Sarangi and Mr. Sanjiv Sachar as its members. Each member of the Audit Committee is an Independent Director. Mr. M. D. Ranganath and Mr. Sanjiv Sachar are the members of Audit Committee with financial expertise. The Audit Committee is chaired by Mr. M.D Ranganath. The Audit Committee met nine times during fiscal 2020.
The terms of reference of the Audit Committee include,
inter alia
, the following:

a.	overseeing the Bank’s financial reporting process and disclosure of financial information to ensure that the financial statement is correct, sufficient and credible;

b.	recommending the appointment and removal of external auditors and the fixing of their fees;

c.
reviewing with management the annual financial statements and auditors report before their submission to the Board, with special emphasis on accounting policies and practices, compliance with accounting standards, disclosure of related party transactions and other legal requirements relating to financial statements;

d.	reviewing the adequacy of the audit and compliance functions, including their policies, procedures, techniques and other regulatory requirements;

e.	reviewing and approving all related party transactions ; and

f.	any other terms of reference as may be included from time to time in the Companies Act and the SEBI Listing Regulations, including any amendments or re-enactments thereof from time to time.
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

The Nomination and Remuneration Committee also formulates criteria for the evaluation of performance of individual Directors including Independent Directors, the Board of Directors and its committees. The criteria for the evaluation of performance of Directors (including Independent Directors) include personal attributes, such as attendance at meetings, communication skills, leadership skills and adaptability, and professional attributes such as their understanding of the Bank’s core business and strategic objectives, industry knowledge, independent judgment, and adherence to the Bank’s Code of Conduct, ethics and values. Mr. Sanjiv Sachar, Mrs. Shyamala Gopinath, Mr. Sandeep Parekh and Mr. M.D Ranganath were the members of the Nomination and Remuneration Committee as of March 31, 2020. All members of the Nomination and Remuneration Committee are Independent Directors. The Nomination and Remuneration Committee is chaired by Mr. Sanjiv Sachar. The Committee met nine times during fiscal 2020.
Stakeholders’ Relationship Committee
The Stakeholders’ Relationship Committee (the “SRC”) approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options granted under the various Employees Stock Option Schemes (“ESOSs”), which are made in terms of the powers delegated by the Board in this regard. The committee also monitors the redressal of grievances from shareholders relating to matters such as the transfer of shares and non-receipt
of our annual report and dividends.
The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability
of the members of the SRC. Mr. Santosh Haldankar, Senior Vice President-Legal & Company Secretary of the Bank is the Compliance Officer responsible for expediting the share transfer formalities.
As of March 31, 2020, the SRC consisted of Mr. Umesh Chandra Sarangi, Mr. Malay Patel, Mr. Aditya Puri and Mr. Sandeep Parekh. The Stakeholders’ Relationship Committee is chaired by Mr. Umesh Chandra Sarangi, who is an Independent Director. The SRC met four times during fiscal 2020.
As of March 31, 2020, no instruments of transfer were pending for transfer. The details of the transfers are reported to the SRC from time to time. During the year ended March 31, 2020, the Bank received 2,862 complaints from the shareholders. The Bank has attended to all the complaints. 119 complaints remained pending and 3 complaints have not been resolved to the satisfaction of the shareholders as of March 31, 2020. 6,001 letters were received from the shareholders relating to change of address, nomination requests, updating of email IDs and PAN No(s), updating of complete bank account details, such as core banking account no, IFSC and/MICR code, mandate paying for dividends by the National Automated Clearing House (NACH) and National Electronic Fund Transfer (NEFT), claim of shares from Unclaimed Suspense account, and from the Authority of Investors Education and Protection Fund, queries relating to the annual reports, non-receipt
of share certificates upon
sub-division
of the Bank’s shares from the face value of Rs. 2/- each to the face value of Rs. 1/- each, amalgamation, request for revalidation of dividend warrants and other investor related matters. These letters have also been responded to.
Risk Policy and Monitoring Committee
The RPMC has been formed as per the guidelines of the RBI on asset liability management and risk management systems. The RPMC is a board-level committee, which supports the Board by supervising the implementation of the risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. The RPMC monitors the compliance of risk parameters and aggregate exposures with the risk appetite set by the Board. It ensures that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank‘s capital level and methods are in place for monitoring compliance with internal risk management policies and processes. The RPMC ensures that the Bank has a suitable framework for risk management and oversees the implementation of the risk management policy.
The functions of the RPMC also include the review of the enterprise-wide risk frameworks, such as the risk appetite framework (the “RAF”), ICAAP and the stress testing framework. The RPMC also reviews the cybersecurity framework in the Bank from time to time.
Further, as per RBI guidelines, the Chief Risk Officer of the Bank regularly interacts with members of the RPMC without the presence of management at meetings of the RPMC . As of March 31, 2020, the Risk Policy and Monitoring Committee consisted of Mr. Srikanth Nadhamuni, Mrs. Shyamala Gopinath, Mr. M.D Ranganath and Mr. Aditya Puri. The Committee is chaired by Mr. Srikanth Nadhamuni. The Committee met six times during fiscal 2020.

Credit Approval Committee
The committee considers proposals for approval, renewal, or modification of various types of funded and non-funded
credit facilities to the customers of the Bank within its authority as delegated to it by the Board from time to time. This facilitates a quick response to the needs of the customers and timely disbursement of loans. As of March 31, 2020, the Credit Approval Committee consisted of Mr. Malay Patel, Mr. Aditya Puri, Mr. Kaizad Bharucha and Mr. Srikanth Nadhamuni. The Credit Approval Committee met 24 times during fiscal 2020.
Premises Committee
The committee approves purchases and leasing of land parcels for proposed buildings & premises for the use of the Bank’s branches, back offices, ATMs, residential training centers, currency chests, guest houses (including relocation and renewals) and of residential premises for Bank employees in accordance with the guidelines laid down by the Board from time to time. As of March 31, 2020, Mr. Aditya Puri and Mr. Malay Patel were the members of the Premises Committee. During the year, Mr. Keki Mistry ceased to be a member of the Premises Committee pursuant to his completion of tenure as a Director of the Bank. The premises committee met four times during fiscal 2020.
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
As of March 31, 2020, the members of the Fraud Monitoring Committee were Mrs. Shyamala Gopinath, Mr. Umesh Chandra Sarangi, Mr. Malay Patel, Mr. Aditya Puri and Mr. Sandeep Parekh. During the year, the Fraud Monitoring Committee met four times during fiscal 2020.
Customer Service Committee
The Customer Service Committee has been constituted to monitor and bring about improvements in the quality of services rendered to the Bank’s customers and also ensures the implementation of directives received from the RBI in this regard. The terms of reference of the Customer Service Committee are to formulate a comprehensive deposit policy incorporating the issues arising from the death of a depositor in relation to the operation of the deceased’s account, the product approval process, the annual survey of depositor satisfaction and the triennial audit of such services.
As of March 31, 2020, the members of the Customer Service Committee were Mrs. Shyamala Gopinath, Mr. Malay Patel, Mr. Srikanth Nadhamuni, Mr. Aditya Puri and Mr. Sandeep Parekh. During the year, Mr. Keki Mistry ceased to be a member of the Committee pursuant to his completion of tenure as a Director of the Bank. The Customer Service Committee met four times during fiscal 2020.

Corporate Social Responsibility (“CSR”) Committee
The CSR Committee of the Board was constituted to identify, execute and monitor CSR projects and assist the Board and the Bank in fulfilling its corporate social responsibility objectives and achieving the desired results. The CSR Committee also ensures legal and regulatory compliance from a CSR perspective and reporting, as well as communication to all the stakeholders on the Bank’s CSR initiatives.
The Board has constituted a CSR Committee with the following terms of reference:

a.	to formulate the Bank’s CSR strategy, policy and goals;

b.	to monitor the Bank’s CSR policy and performance;

c.	to review the CSR projects and initiatives from time to time;

d.	to ensure legal and regulatory compliance with respect to CSR;

e.	to ensure reporting and communication to stakeholders on the Bank’s CSR; and

f.	to monitor the Bank’s environmental, social, governance framework, strategy, goals and disclosures.
As of March 31, 2020, the members of CSR Committee were Mr. Umesh Chandra Sarangi, Mr. Sanjiv Sachar, Mr. Malay Patel and Mr. Aditya Puri. The Committee met four times during fiscal 2019.
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

c.
reviewing and exploring new opportunities for increasing the digital transactions of the Bank from time to time and giving the necessary directions in implementing and improving high levels of digitalization in the Bank;

d.	reviewing the Digital Banking strategy of the Bank as and when required, thereby providing direction on focus areas;

e.	reviewing the progress made on the initiatives relating to Digital Banking covering performance initiatives as determined by the Board of Directors and Government of India from time to time;

f.	to review the customer services rendered on digital platforms from time to time; and

g.	any other terms of reference as may be specified by the Government, regulatory authorities and IBA from time to time.
As of March 31, 2020, the members of Digital Transaction Monitoring Committee were Mr. Srikanth Nadhamuni, Mr. Malay Patel, Mr. Aditya Puri, and Mr. M.D. Ranganath. The Committee met four times during fiscal 2020.
Review Committee for Willful Defaulters’ Identification
The Board has constituted a Review Committee for Willful Defaulters Identification to review the orders passed by the Committee of Executives for Identification of Willful Defaulters and provide the final decision with regard to identified willful defaulters and any other matters as may be decided by the Board from time to time. As of March 31, 2020, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh and Mr. Sanjiv Sachar were the members of the Review Committee for Willful Defaulters Identification. The Committee met twice during the year, on July 20, 2019 and October 19, 2019.
Review Committee for
Non-Cooperative
Borrowers
The Board has constituted a Review Committee to review matters related to non-cooperative
borrowers, which are handled by the internal committee of executives appointed for this purpose and any other matters as may be decided by the Board from time to time. As of March 31, 2020, Mrs. Shyamala Gopinath, Mr. Aditya Puri, Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh and Mr. Sanjiv Sachar were the members of the Review Committee for
Non-Cooperative
Borrower. No meetings of the Review Committee for
Non-Cooperative
Borrowers were held during fiscal 2020.

Meeting of the Independent Directors
The Independent Directors of the Bank held a meeting on September 18, 2019. All the Independent Directors attended the meeting.
Committees of Executives
We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.
Borrowing Powers of Directors
At its 21st Annual General Meeting held on July 21, 2015, the Bank’s shareholders passed a special resolution pursuant to Section 180(1)(c) of the Companies Act, 1956 authorizing the Board to borrow, for the purpose of conducting the Bank’s business, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money so borrowed and the monies to be borrowed from time to time (apart from (i) temporary loans obtained from the companies banker in the ordinary course of business and (ii) acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed the aggregate of the paid-up
capital of the Bank and its free reserves, provided that the total outstanding amount of such borrowings shall not exceed Rs. 500 billion over and above the aggregate of the paid-up
capital of the Bank and its free reserves at any time.
Compensation of Directors and Members of Our Senior Management
The compensation arrangements for our Chairperson, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.
During fiscal 2020, the aggregate amount of compensation paid to our Managing Director, Executive Director and members of our senior management as on March 31, 2020 was Rs. 851.7 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.
Under our organizational documents, each director, except the Managing Director and Executive Director, is entitled to sitting fees for attending each meeting of the Board of Directors or of a Board committee. The amount of sitting fees is decided by the Board from time to time in accordance with applicable regulations prescribed by the Companies Act or the Government of India. Directors are paid sitting fees at the rate of Rs. 50,000 for attending committee meetings and Rs. 100,000 for attending Board meetings, respectively.
We reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. Stock options have not been granted to
Non-Executive
Directors.
Mrs. Shyamala Gopinath, Chairperson, was paid remuneration of Rs. 3.5 million during fiscal 2020. Mrs. Shyamala Gopinath is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2020 Mr. Aditya Puri, Managing Director and Mr. Kaizad Bharucha, Executive Director are as follows:

Particulars	Aditya Puri		Kaizad Bharucha
	(Rs. in million, except stock options)
Basic	65.3		22.7
Allowances and perquisites	34.3		24.8
Provident fund	7.8		2.7
Superannuation	9.8		3.4
Performance bonus	72.0	*	32.7	**
Number of stock options granted during the year***	681,600		266,400

*
60% of the performance bonuses relating to FY 2018 and FY 2019 amounting to Rs. 25.8 million and Rs. 31.0 million, respectively, approved by the RBI in FY 2020. Also includes a deferred bonus for previous years amounting to Rs. 15.2 million.

**
60% of the performance bonuses relating to FY 2018 and FY 2019 amounting to Rs. 12.9 million and Rs. 14.9 million, respectively, approved by the RBI in FY 2020. Also includes a deferred bonus of previous years amounting to Rs. 4.9 million.

***
The stock options granted to Mr. Aditya Puri and Mr. Kaizad Bharucha have been granted at the closing market price of the Bank’s securities on the NSE on the day prior to the date of grant. The options granted vest at the rate of 25.0 percent on each of the four successive anniversaries from the date of the grant, subject to performance and approval of the RBI. The options so vested are to be exercised within two years from the respective dates of vesting.

The Bank provides a gratuity scheme for the benefit of all employees who have completed a minimum of five years of continuous service, including our Managing Director, Executive Director and Officers. This scheme provides for the payment of a gratuity in the form of a lump-sum
payment upon the retirement, termination or resignation of employment or death while in employment of its employees in an amount equal to 15 days’ basic salary, payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies. The Bank accounts for the liability of future gratuity benefits based on an independent external actuarial valuation, which is carried out annually. Perquisites, which are evaluated as per the income tax rules, where applicable, or, alternatively, at the actual cost to the Bank, are also provided to directors. Available perquisites include furnished accommodation, including gas, electricity, water, telephone, furnishings and the use of a vehicle, club fees, personal accident insurance, reimbursement for medical expenses, leave travel concessions and retirement benefits, such as provident funds, superannuation fund gratuity and National Pension Scheme.
The details of sitting fees paid to
Non-Executive
Directors during fiscal 2020 are as follows:

Name of the Director	Sitting Fees (Rs.)	Commission # (Rs.)
Mrs. Shyamala Gopinath	2,900,000	—
Mrs. Renu Karnad*	150,000	—
Mr. Malay Patel	3,350,000	1,000,000
Mr. Keki Mistry**	1,450,000	1,000,000
Mr. Umesh Chandra Sarangi	2,100,000	1,000,000
Mr. Srikanth Nadhamuni	2,750,000	1,000,000
Mr. Sanjiv Sachar	2,300,000	1,000,000
Mr. Sandeep Parekh	2,100,000	1,000,000
Mr. M.D. Ranganath	2,650,000	1,000,000

*
Mrs. Renu Karnad was appointed as an Additional
Non-Executive
Director with effect from March 3, 2020, subject to the approval of shareholders at the ensuing Annual General Meeting. The shareholders of the Bank have approved the appointment of Mrs. Renu Karnad as a Non-Executive Director of the Bank at the AGM held on July 18, 2020.

**
Mr. Keki Mistry ceased to be a director of the Bank with effect from close of business hours on January 18, 2020 on completion of a term of eight continuous years, being the maximum term prescribed under the Banking Regulation Act 1949.

#	Refers to commission for FY 2018-19, paid out in FY 2019-20.
During fiscal 2020 there were no other pecuniary relationships or transactions of the
Non-Executive
Directors
vis-a-vis
the Bank, except banking transactions in the ordinary course of business done on arm’s-length
basis.

At the 22nd annual general meeting of the Bank held on July 21, 2016 the shareholders have approved the payment of profit-related commission to
Non-Executive
Directors, including Independent Directors, but excluding the Chairperson with effect from the fiscal 2016 (being the year in which RBI issued guidelines on compensation to non-executive
directors of private sector banks), not exceeding in aggregate 1 percent of the net profit of the Bank for the relevant fiscal subject to a maximum of Rupees one million per annum per Director.
The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 10.2 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.85 million per month are given in Annexure 7 to the Directors’ Report.
Other than our Chairperson, Managing Director, and Executive Director, none of our Directors has a service contract with us.
Loans to Members of Our Senior Management
Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of staff loans granted to our senior management as of March 31, 2020:

Name	Largest amount outstanding since March 31, 2019	Amount outstanding as of March 31, 2020	Interest rate as of March 31, 2020%	Nature of Loan
	(Rs. in millions, except percentages)
Mr. Aditya Puri	24.73	21.20	2.00 to 5.00	Housing Loan
Mr. Kaizad Barucha	4.04	3.96	2.50	Housing Loan
Ms. Ashima Bhat	4.07	3.99	9.30	Housing Loan
Mr. Ashish Parthasarthy	5.00	4.91	9.30	Housing Loan
Mr. Arvind Kapil	0.14	0.04	5.00	Personal Loan
Mr. Bhavesh Zaveri	14.52	13.98	9.30	Housing Loan
Mr. Bhavesh Zaveri	0.52	0.34	5.00	Personal Loan
Mr. Benjamin Frank	0.59	0.48	9.30	Housing Loan
Mr. Benjamin Frank	0.18	0.07	5.00	Personal Loan
Mr. Chakrapani Venkatachari	11.15	9.82	9.30	Housing Loan
Mr. Munish Mittal	3.65	2.97	9.30	Housing Loan
Mr. Munish Mittal	0.43	0.27	5.00	Personal Loan
Mr. Nirav Shah	14.17	13.94	9.30	Housing Loan
Mr. Nirav Shah	0.25	0.16	5.00	Personal Loan
Mr. Rakesh Singh	14.17	13.86	9.30	Housing Loan
Mr. Sashidhar Jagdishan	5.59	5.46	9.30	Housing Loan
Ms. Smita Bhagat	14.62	14.03	9.30	Housing Loan
Mr. S. Sampathkumar	1.84	1.80	9.30	Housing Loan
Mr. S. Sampathkumar	0.57	0.40	5.00	Personal Loan

Employees Stock Options
Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013 and Plan “G” in July 2016 for the issuance of stock options to employees and directors of the Bank under the ESOSs, namely
ESOS-001
to ESOS- 034. Under plan “A”, the option price is set as the average of the daily closing prices on the BSE during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E”, “F” and “G”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange which has the highest trading volume. Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under
ESOS-001
to
ESOS-009
vest at the rate of 30.0 percent, 30.0 percent and 40.0 percent on each of the three successive anniversaries following the date of grant, stock options granted under
ESOS-010
to
ESOS-013
vest at the rate of 50.0 percent on each of the two successive anniversaries following the date of grant, those granted under
ESOS-014
and
ESOS-015
vest completely on the first anniversary of the date of the grant, stock options granted under
ESOS-016
to
ESOS-018
vest at the rate of 75.0 percent and 25.0 percent on each of the two successive anniversaries following the date of grant, stock options granted under
ESOS-019
to
ESOS-026
vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent on each of the three successive anniversaries, stock options granted under
ESOS-027
and
ESOS-028
vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent at intervals of fifteen months, twenty-seven months and thirty –nine months, options granted under
ESOS-029
to
ESOS-32
vest at the rate of 35.0 percent, 30.0 percent, 20.0 percent and 15.0 percent on each of the four successive anniversaries and
ESOS-33
to ESOS 34 vest at the rate of 25.0 percent on each of the four successive anniversaries. All of the above are subject to standard vesting conditions. In fiscal 2020, 36.7 million equity shares having a face value of Rs. 1.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up
capital increasing by Rs. 36.7 million and the share premium by Rs. 18,450.1 million. As of March 31, 2020, 142,865,602 options convertible to equity shares of Rs. 1.0 each were outstanding.
Other Compensation
All employees, including our Managing Director, Executive Director and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level and above, including our Managing Director. Our gratuity fund, required under Indian law to be paid to an employee following the completion of a minimum of five years of continuous service, is a defined benefit plan which, upon the retirement, termination of employment or death while in employment of such employee, pays a lump sum equal to 15 days’ basic salary for each completed year of service. The superannuation fund is a retirement plan under which we contribute annually 13.0 percent (15.0 percent for the Managing Director, Executive Director and certain employees of CBoP) of the eligible employee’s annual salary to the administrator of the fund. In the case of the provident fund (“PF”), as required by Indian law, each of the employer and the employee contribute monthly at a determined rate of 12.0 percent of the employee’s PF base salary. Of this 12.0 percent, the Bank contributes a specified amount (8.33 percent of the lower of Rs. 15,000 or the employee’s PF base salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund set up by the Bank and administered by a board of trustees.
Controls and Procedures
Disclosure Controls and Procedures
The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2020. Based on this evaluation, our Principal Executive Officer, Mr. Aditya Puri, and our Principal Financial Officer, Mr. Srinivasan Vaidyanathan, have concluded that our disclosure controls and procedures, as defined in Rules
13a-15(e)
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
Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2020. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2020. Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP (“KPMG”), has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2020. KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.
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

Principal Accountant Fees and Services
The following table sets forth for the fiscal years indicates the fees pertaining to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2019		March 31, 2020		Description of Services
	(in millions)
Audit services	Rs.	52.2	Rs.	50.8	Audit of financial statements
Audit-related services		2.7		5.1	Limited review
Tax services		2.4		—	Tax services
Other services		6.4		5.7	Certification/other services
Total	Rs.	63.7	Rs.	61.6
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

An NYSE listed company needs to have a majority of independent directors. [ NYSE Listed Company Manual Section 303A.01 ]
The board of a listed company must have a combination of executive and non-executive
directors, including at least one female director, and not less than 50 percent of the directors may be non-executive
directors. The board of directors of the 500 largest listed entities, as determined by market capitalization at the end of the most recent financial year, shall have at least one independent female director by April 1, 2019 and the board of directors of the 1,000 largest listed entities, as determined by market capitalization at the end of the most recent financial year, shall have at least one independent female director by April 1, 2020.

If: (i) the chairperson of the board of directors is a
non-executive
director, at least
one-third
of the board of directors must be comprised of independent directors; (ii) the company does not have a regular non-executive
chairperson, at least half of the board of directors must be comprised of independent directors; and (iii) the regular non-executive
chairperson is a promoter of the listed company or is related to any promoter or person occupying management positions at the level of board of director or at one level below the board of directors, at least half of the board of directors of the listed company must consist of independent directors.

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
non-executive
directors and at least 50 percent must be independent directors. Where a listed company has equity shares with superior voting rights issued and outstanding, two-thirds
of the
non-executive
directors must be independent directors.

Listed companies in India are not required to constitute a separate corporate governance committee. The Companies Act 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015 (the “SEBI Listing Regulations”) prescribe the corporate governance requirements which include, inter alia
, obligations regarding the appointment of internal auditors, the constitution of the board of directors as per the prescribed composition and the constitution of an audit committee and nomination and remuneration committee.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04 ]	The nomination and remuneration committee must have the terms of reference specified in the SEBI Listing Regulations and the Companies Act, 2013 such as formulating criteria to determine the qualifications, positive attributes and independence of directors, formulating criteria to evaluate the performance of directors, recommending a remuneration policy for directors and devising a board diversity policy.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [NYSE Listed Company Manual Section 303A.05]	A listed company is permitted to have a combined nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive
directors and at least 50 percent must be independent directors. Where a listed company has equity shares with superior voting rights issued and outstanding, two-thirds
of the
non-executive
directors must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

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
under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [ NYSE Listed Company Manual Sections 303A.06 and 303A.07 ]	A listed company must have a qualified audit committee with a minimum of three directors as members and two-thirds
of such members must be independent directors. All members of the audit committee should be financially literate and at least one member must have accounting or related financial management expertise.

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
inter alia
, oversight of the listed company’s financial reporting process and disclosure of its financial information to ensure that such information is correct, sufficient and credible, the recommendation for appointment and remuneration of the auditors of the listed company, and the review of the auditor’s independence and performance.

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

In addition, a listed company must put in place procedures to inform board members about risk assessment and minimization procedures. The board of directors is responsible for framing, implementing and monitoring the company’s risk assessment and minimization plan. Further, the top 500 listed companies (determined on the basis of market capitalization as at the end of the immediately previous financial year) must establish a risk management committee, consisting of a majority of board members, and define the roles and responsibilities of the risk management committee. Where a listed company has equity shares with superior voting rights issued and outstanding, two thirds of the committee members are required to be independent directors.

The board may delegate the monitoring and review of the risk management plan to the risk management committee.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	Under the SEBI (Share Based Employee Benefits) Regulations, 2014, shareholders’ approval is required for all equity compensation plans and material revisions thereto.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	A listed company is required to comply with all mandatory corporate governance requirements as prescribed under the Companies Act, 2013 and the SEBI Listing Regulations, and disclose such compliance to stock exchanges in the corporate governance report contained in the listed company’s annual report. The listed company should also state in its annual report the extent to which it has complied with the non-mandatory
corporate governance requirements.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	A listed company needs to adopt a code of conduct (or code of ethics), which is applicable to all members of the board of directors and senior management. The company’s annual report and the yearly compliance report on corporate governance must both disclose any non-compliance
with any requirement of the compliance report on corporate governance and contain a declaration signed by the chief executive officer stating that all board members and senior management personnel have complied with the code of conduct.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, a listed company is required to submit a quarterly compliance report and an annual corporate governance report to stock exchanges which must include a certificate from either the auditors or the practicing company secretary regarding the company’s compliance with the conditions of corporate governance.

Posting of Charters and Guidelines on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	A listed company must maintain a functional website containing information about the company including, inter alia, information regarding the composition of various board committees, the company’s code of conduct, details of certain of its policies, a copy of the annual report and contact information.

Memorandum and Articles of Association
Our main objective is to carry on banking and related activities. Our objective and purpose can be found in clauses A and B of our Articles.
Under the Articles, a director may not vote, participate in discussions or be counted for the purpose of a quorum with respect to any decision relating to whether we will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The Board of Directors may not hold meetings in the absence of a quorum. Under the Companies Act, the quorum for meetings of the Board is one-third
of the total number of directors (any fraction contained in that one-third
being rounded off as one) or two directors, whichever is higher. However, where the number of interested directors is equal to or exceeds two-thirds
of the total number of directors present, the remaining number of directors (
i.e.,
directors who are not interested) present at the meeting, being not less than two will constitute the quorum during such time. Pursuant to the Companies Act, our directors have the power to borrow money for business purposes only with the consent of the shareholders (with certain limited exceptions) through a special resolution (with three-fourths majority).
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

PRINCIPAL SHAREHOLDERS
The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2020 by:

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
By an ordinary resolution on July 12, 2019, the shareholders of the Bank approved a sub-division (stock split) of equity shares to reduce the face value of each equity share from Rs. 2.0 to Rs. 1 per equity share effective as of September 20, 2019. The number of issued and subscribed equity shares increased to 5,470,763,894 shares of par value Rs. 1.0 each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three equity shares.
We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2020, HDFC Group, held an aggregate of 21.24 percent of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC Group	1,164,625,834	21.24%
Directors and relatives	12,546,251	0.23%
The ADSs are represented by underlying equity shares. As on March 31, 2020, Indian equity shares totaling 1,028,115,528 were held in the form of ADSs and constituted 18.75 percent of the Bank’s capital. In our records, the depositary, JPMorgan Chase Bank, N.A., was the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

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
Housing Development Finance Corporation Limited (“HDFC Limited”)
Home Loans
We participate in the home loan business by selling loans provided by HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. We also have an option but not an obligation to purchase up to 70 percent of the fully disbursed home loans sourced under this arrangement. During fiscal 2020, we purchased home loans aggregating Rs. 241,272.5 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 2,841.4 million from HDFC Limited in fiscal 2020 as fees for selling these loans. We paid Rs. 5,612.2 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 444.6 million was receivable from HDFC Limited as of March 31, 2020. An amount of Rs. 997.9 million was payable to HDFC Limited as of March 31, 2020.
Property
We have facilities located on properties owned or leased by HDFC Limited. In fiscal 2020, we paid an aggregate of Rs. 25.8 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. As of March 31, 2020, an amount of Rs. 4.9 million was payable to HDFC Limited. We believe that we pay market rates for these properties. As of March 31, 2020, HDFC Limited held a deposit of Rs. 4.7 million that we have paid to secure these leased properties.
Other Transactions
We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2020 were Rs. 120,099.5 million and Rs. 53.5 million, respectively. We have issued guarantee of Rs. 3.9 million on behalf of HDFC Limited. We earned Rs.19.4 million by rendering of various services to HDFC Limited. As of March 31, 2020, an amount of Rs. 0.3 million was receivable from HDFC Limited towards these services.
During fiscal 2020, we paid a dividend (including a special dividend) of Rs. 8,646.2 million to HDFC Limited.
HDFC Life Insurance Company Limited (“HDFC Life”)
In fiscal 2020, we paid HDFC Life Rs. 1,560.3 million as our contribution towards superannuation, gratuity and insurance premiums. In the same period, we received fees and commissions from HDFC Life aggregating Rs. 14,746.0 million for the sale of insurance policies and other services. As of March 31, 2020, Rs. 966.6 million was receivable from HDFC Life. During fiscal 2020, we sold to HDFC Life, debt securities of Rs. 26,213.8 million and purchased from HDFC Life, debt securities of Rs. 4,872.8 million. During fiscal 2020, we paid a dividend (including a special dividend) of Rs. 308.0 million to HDFC Life.

HDFC Asset Management Company Limited (“HDFC AMC”)
In fiscal 2020, we earned Rs. 41.9 million fees from HDFC AMC for the distribution of units of mutual funds and other services rendered. As of March 31, 2020, fees of Rs. 0.2 million were receivable from HDFC AMC.
HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)
We paid Rs. 1,559.2 million to HDFC Ergo towards insurance premiums in fiscal 2020. During fiscal 2020, we received Rs. 2,146.2 million for the sale of insurance policies and other services rendered. As of March 31, 2020, an amount of Rs. 183.7 million was receivable from HDFC Ergo. As of March 31, 2020, HDFC Ergo had invested Rs. 200.0 million in the Bank’s Tier II bonds. We have given a guarantee of Rs. 20.9 million on behalf of HDFC Ergo. During fiscal 2020, we sold to HDFC Ergo, debt securities of Rs. 1,547.2 million.
Credila Financial Services Private Limited (“Credila”)
During fiscal 2020, we earned Rs. 51.0 million fees from Credila for sourcing education loans. As of March 31, 2020, our investments in debt securities of Credila amounted to Rs. 6,000.0 million. As of March 31, 2020, Rs. 10.8 million was receivable from Credila.
HDFC Pension Management Company Limited (“HDFC PMC”)
We have given a guarantee of Rs. 9.0 million on behalf of HDFC PMC.
HDFC Investments Limited (“HDFC Investments”)
During fiscal 2020 we paid a dividend (including a special dividend) of Rs. 3,000.0 million to HDFC Investments.
HDFC Holdings Limited (“HDFC Holdings”)
During fiscal 2020, we paid a dividend (including a special dividend) of Rs. 0.1 million to HDFC Holdings.
HDFC ERGO Health Insurance Limited( “HDFC Ergo Health”) (formerly known as Apollo Munich Health Insurance Co. Ltd.)
In fiscal 2020, HDFC Ergo Health became a related party by virtue of becoming a subsidiary of HDFC Limited effective from January 9, 2020. During that period, we received Rs. 11.5 million for the sale of insurance policies and other services. As of March 31, 2020, Rs. 3.4 million was receivable from HDFC Ergo Health.
GRUH Finance Limited (“GRUH Finance”)
In fiscal 2020, Gruh Finance ceased to be a related party of the Bank as a result of the merger between Gruh Finance and Bandhan Bank Limited, which became effective on October 17, 2019. In fiscal 2020 we earned Rs. 5.1 million fees from GRUH Finance for services rendered.

Key Management Personnel
In fiscal 2020, we paid a total remuneration of Rs. 275.6 million to Mr. Aditya Puri, our managing director and Mr. Kaizad Bharucha, our executive director. In the same fiscal year, we paid Rs. 3.1 million to Mr. Kaizad Bharucha, as rent for his residential accommodation. As of March 31, 2020, the outstanding balance of the security deposit we had given to Mr. Kaizad Bharucha was Rs.7.6 million. As of March 31, 2020, the outstanding balances of the housing loans given to Mr. Aditya Puri and Mr. Kaizad Bharucha were Rs. 21.2 million and Rs. 4.0 million, respectively. During fiscal 2020, we paid a dividend (including a special dividend) aggregating to Rs.104.0 million to Mr. Aditya Puri and Mr. Kaizad Bharucha.
Salisbury Investments Private Limited (“Salisbury Investments”)
We have paid a security deposit of Rs. 35.0 million to Salisbury Investments. In fiscal 2020, we paid rent of Rs. 6.6 million for the residential accommodation of our managing director to Salisbury Investments in which the relatives of the managing director hold a stake.

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
Taxation of Distributions
Prior to April 1, 2020 Indian companies distributing dividends were subject to a dividend distribution tax on the amount of any dividends distributed. The Finance Act 2020 amended
Section 115-O
of the Indian Income tax Act such that Indian companies are no longer required to pay dividend distribution tax on dividends declared, distributed or paid (whichever is earlier) after March 31, 2020. However, such dividends received on our shares are no longer tax-exempt
to recipient under Section 10(34) of the Indian Income Tax Act (other than those where tax under section
115-O
or 115BBDA has been already paid).
Further, the provisions of Section 115BBDA which deals with tax on dividends to be paid by a resident specified assessee,
i.e.,
persons other than domestic companies, fund/university/trust/institution/other entities referred to clauses (iv), (v), (vi) and (via) under section 10(23C) and a trust or institution registered under section 12A or section 12AA or section 12AB provide that tax at rate of 10.0 percent on dividend income above Rs. 1 million is no longer applicable. In addition, section 115AC of the Indian Income tax Act provides that if total income of a non-resident
includes income by way of dividends on ADRs, then the same shall be taxable at the rate of 10.0 percent plus applicable surcharge and cess. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs, dividends distributed to ADS holders in respect of the ADSs, and dividends distributed to the holders of the equity shares following conversion of the ADSs into shares are taxable in the hands of holders at 10.0 percent plus applicable surcharge and cess
Distribution to
non-residents
of bonus ADSs or bonus shares or rights to subscribe for equity shares for the purposes of this section, (
“Rights
”) made with respect to ADSs or equity shares should not be subject to Indian tax provided that there is no disproportionate or non-uniform
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
Conversion of ADSs into Equity Shares
The receipt of equity shares by a
non-resident
upon conversion of ADSs should not constitute a taxable event for Indian income tax purposes as per the provisions of section 47(x) of the Indian Income Tax Act.
Sale of Equity Shares Received Upon Conversion of ADSs
The Finance Act, 2018 has withdrawn the exemption granted to gains arising on account of transfer of a long-term capital asset being an equity shares listed on a recognized stock exchange. To tax such gains, new section 112A has been inserted under the Act. However, for the purpose of computing the period of holding of such equity share, provisions of Explanation 1(he) to section 2(42A) provides that the period of holding of the ADSs shall also be considered. If, on the other hand, equity shares received upon conversion of ADSs and the total period of holding is below 12 months from the date of request for redemption, and the sale is through a recognized stock exchange and STT is paid in respect of such sale, then the gains realized are considered short-term capital gains. Such gains are taxable at the rate of 15.0 percent, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act.
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
Tax on
Buy-back
of Shares
The Finance Act (No. 2), 2019 has proposed to amend section 115QA of the Act. The effect of this amendment would mean that a company listed on the stock exchange would have to pay the additional income tax on distributed income on the buyback of shares. Distributed income has been defined under the Act as the difference between the money received by the shareholder on buyback and the issue price of the shares which the Company would have received at the time of issuance of the shares.

Tax Deduction at Source and return of income
Tax on dividends, long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident,
in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident
will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act. However, as per the provisions of Section 195 of the Indian Income Tax Act, any income other than income from salaries or other specific sections provided for the purpose of withholding tax shall be as per the Indian Income Tax Act or the provisions of the DTAA subject to Chapter
X-A
of the Act, (whichever is more beneficial to the assessee), unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident
investor must furnish a certificate of his or her residence in a country outside India as per section 90(4) of the Indian Income Tax Act, and such other documents as may be prescribed as per the provision of section 90(5) of the Indian Income Tax Act, to get the benefit of the applicable DTAA. The withholding tax rates are subject to the recipients of income furnishing details, as may be prescribed, to the payer. Failure to provide such details will result in the applicable withholding tax rate being the higher of the rates in force or 20.0 percent, in accordance with section 206AA of the Indian Income Tax Act.
As per provisions of Sec. 115A, if a
non-resident
has income from dividends, interest, royalty or fees for technical services only during the year and tax has been deducted on the same and the rate of tax deduction is not less than the rate specified in section 115A, then the non-resident
is not required to file the return of income in India.
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
This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor, and you are urged to consult your own tax advisor regarding your specific tax situation. The summary applies only to investors who own ADSs or equity shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code, and does not address the tax consequences that may be relevant to investors in special tax situations, including, for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark-to-market;

•	banks or certain other financial institutions;

•	United States investors whose functional currency is not the United States dollar;

•	certain former citizens or residents of the United States subject to Section 877 of the Internal Revenue Code;

•	investors that hold our ADSs or equity shares as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly or constructively, 10.0 percent or more of our total combined voting stock.
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
Subject to the discussion above regarding
“pre-release”,
if dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our ADSs or equity shares will generally pay tax on such dividends at a reduced rate, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a PFIC in the taxable year in which we pay the dividends or in the preceding taxable year, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC so we expect all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated first as a non-taxable
return of capital reducing such U.S. Holder’s tax basis in the ADSs or equity shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the ADSs or equity shares for more than one year. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as dividend income. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders and will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. tax purposes. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
The amount of any cash distribution paid in Indian rupees will equal the United States dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of equity shares, regardless of whether the payment is in fact converted to United States dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into United States dollars on the date received and it is expected that the depositary will, in the ordinary course, convert foreign currency received by it as distributions into United States dollars on the date of receipt. However, if the Indian rupees are not converted into United States dollars on the date of receipt, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.
Sale or Exchange of ADSs or Equity Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the United States dollar value of the amount received and the U.S. Holder’s tax basis (determined in United States dollars) in the ADSs or equity shares. Any gain or loss will be long-term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year and will generally be United States source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “
Indian Taxation of the ADSs—Taxation of Capital Gains in Relation to ADSs
”, you may be subject to Indian tax upon the disposition of ADSs or equity shares. In such circumstances and subject to applicable limitations a U.S. Holder entitled to the benefits of the India-United States income tax treaty may be able to credit the Indian tax against the U.S. Holder’s United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
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
Backup Withholding and Information Reporting
In general, dividends on ADSs or equity shares, and payments of the proceeds of a sale, exchange or other taxable disposition of ADSs or equity shares, paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 24.0 percent unless the U.S. Holder:

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
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as FATCA) impose (a) certain reporting and due diligence requirements on foreign financial institutions and, (b) potentially require such foreign financial institutions to deduct a 30.0 percent withholding tax from (i) certain payments from sources within the United States, and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain
non-U.S.
financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.
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

SUPERVISION AND REGULATION
The main legislation governing commercial banks in India is the Banking Regulation Act, 1949 (the “Banking Regulation Act”). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 2013 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934, the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.
RBI Regulations
Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that certain conditions are complied with, including (i) that the Bank is or will be in a position to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the Bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the general character of the proposed management of the Bank will not be prejudicial to the public interest or the interest of its depositors; (iv) that the Bank has adequate capital and earnings prospects; (v) that public interest will be served if a license is granted to the Bank; (vi) that having regard to the banking facilities available in the proposed principal area of operations of the Bank, the potential scope for expansion of banks already in existence in the area and other relevant factors, the grant of the license would not be prejudicial to the operation and consolidation of the banking system consistent with monetary stability and economic growth; and (vii) any other condition, the fulfillment of which would, in the opinion of the RBI, be necessary to ensure that the carrying on of banking business in India by the Bank will not be prejudicial to the public interest or the interests of the depositors. The RBI can cancel the license if the Bank fails to meet the above conditions or if the Bank ceases to carry on banking operations in India.
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
Entry of New Banks in the Private Sector
In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: (i) promoters eligible to apply for banking licenses; (ii) corporate structure; (iii) minimum voting equity capital requirements for new banks; (iv) regulatory framework; (v) foreign shareholding cap; (vi) corporate governance; (vii) prudential norms; (viii) exposure norms; and (ix) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative
financial holding company (“NOFHC”), subject to compliance with certain specified criteria. Such a NOFHC is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, two banks, namely IDFC First Bank and Bandhan Bank, commenced banking operations in fiscal 2016.
In November 2014, RBI released guidelines on licensing of payments banks and small finance banks in the private sector (the “November 2014 Guidelines”). The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labor workforce, low income households, small businesses, other unorganized sector entities and other users. Payments banks are allowed to accept deposits of up to Rs. 100,000. However, they are not allowed to undertake lending activities or issue credit cards. The foreign shareholding in payments banks would be as per the Foreign Direct Investment (“FDI”) policy for private sector banks, as amended from time to time. In August 2015, the RBI gave in-principle
approvals to 11 applicants to set up payments banks. In September 2015, the RBI also granted
“in-principle”
approval to ten applicants to setup small finance banks. All 10 applicants have received their final license. The November 2014 Guidelines stated that after gaining experience in dealing with small finance banks, the RBI would consider “on tap” licensing of these banks. Accordingly, in December 2019, the RBI released guidelines for
“on-tap”
licensing of small finance banks (the “December 2019 Guidelines”). Further, the RBI, in its circular dated March 28, 2020, issued certain modifications to the November 2014 Guidelines to harmonize them with the December 2019 Guidelines.

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
Under the guidelines for
“on-tap”
licensing of universal banks in the private sector, the RBI has made the NOFHC structure non-mandatory
in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. Under the December 2019 Guidelines, if there is an intermediate company between the promoting entity and the small finance bank, such an intermediate company should be a NOFHC. However, if the small finance bank is set up under a holding company structure without a NOFHC, such holding company is required to be registered as a NBFC –CIC with the RBI.
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
are being
phased-out
in a gradual manner (at a rate of 10.0 percent per year). In April 2018, the RBI advised all banks to create an Investment Fluctuation Reserve (the “IFR”) with effect from the financial year
2018-19,
with a view to building up adequate reserves to protect against an increase in yields in the future. The IFR is eligible for inclusion in Tier II capital, and recently the RBI has clarified that there is no ceiling on the percentage of IFR which may be included as a part of the Tier II capital.
Risk adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk weighted assets of credit risk, market risk and operational risk.
In respect of credit risk, the risk adjusted assets and
off-balance
sheet items considered for determining the capital adequacy ratio are the risk weighted total of certain funded and non-funded
exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance
sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance
sheet items. Standby letters of credit and general guarantees are treated similarly to funded exposures and are subject to a 100.0 percent credit conversion factor. The credit conversion factor for certain off-balance
sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0 percent while that for short-term self-liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20.0 percent. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0 percent or 50.0 percent, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.
The RBI has prescribed a matrix of risk weights varying from 35.0 percent to 75.0 percent (since revised to a maximum of 50.0 percent for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value
ratios. Consumer credit, including personal loans, but excluding credit card receivables carry a risk weight of 100.0 percent or higher corresponding to the rating of the exposure, or lack of such rating. The risk weight for capital markets exposure and credit card receivables is 125.0 percent, or higher corresponding to the rating of the exposure, or lack of such rating. Exposure to venture capital funds are risk weighted at 150.0 percent. Other loans/credit exposures are risk-weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures. The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The BCBS has set this percentage at 15.0 percent, which has been followed by the RBI.

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
The Basel III capital regulations require a bank to maintain a minimum
CET-I
capital ratio of 5.5 percent, a minimum Tier I capital ratio of 7.0 percent and a capital conservation buffer of 2.5 percent of its risk weighted assets with the minimum overall capital adequacy ratio of 9.0 percent of its risk weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013, and the guidelines were to be fully phased-in
and implemented as of March 31, 2019. In January 2019, the RBI has decided to defer the implementation of the last tranche of capital conservation buffer from March 31, 2019 to March 31, 2020. In response to the
COVID-19
pandemic, the RBI in its circular dated March 27, 2020, further deferred the implementation of the last tranche of the capital conservation buffer from March 31, 2020 to September 30, 2020. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
A lower
pre-specified
trigger at
CET-I
of 5.5 percent of risk weighted assets will apply and remain effective before September 30, 2020; from this date the trigger will be raised to
CET-I
of 6.125 percent of risk weighted assets for all such instruments. Additional Tier I instruments issued on, or after, September 30, 2020 will have only one pre-specified
trigger of
CET-I
of 6.125 percent of risk weighted assets. The capital requirement, including the capital conservation buffer, will be 11.5 percent once these guidelines are fully phased in. In September 2014, the RBI reviewed its guidelines on Basel III capital regulations with a view to facilitate issuance of non-equity
regulatory capital instruments by banks under Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.
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
may implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank has been classified as a domestic systemically important bank by the RBI during fiscal 2018. The higher capital requirements under the bucketing structure, as provided in the
D-SIB
Framework, in the form of additional
CET-I,
were
phased-in
beginning on April 1, 2018, and became fully effective from April 1, 2019. The RBI, in its circular dated June 28, 2019, reduced the minimum leverage ratio from 4.5 percent to 4.0 percent for
D-SIBs
and 3.5 percent for other banks, with effect from October 1, 2019.
Countercyclical Capital Buffer
In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0.0 to 2.5 percent of total risk weighted assets of the banks; (ii) the CCCB decision would normally be pre-announced
with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period; and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. In its first bi-monthly
monetary policy statement for fiscal 2017, the RBI stated that, following the review and empirical testing of CCCB indicators, it was not necessary to activate the CCCB regime at that point in time. The RBI reiterated this statement in its notification dated April 1, 2020, and stated that it is not necessary to activate CCCB for a period of one year or earlier, as may be necessary.
Loan Loss Provisions and
Non-Performing
Assets
The RBI has issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. For our consolidated financial statements prepared in accordance with U.S. GAAP, loan loss provision is made in accordance with ASC 310 and ASC 450 and as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under note 2i, “Allowance for credit losses”, to our consolidated financial statements. The principal features of the RBI guidelines are set forth below. It should be noted that in light of the impact of the
COVID-19
pandemic, the RBI relaxed certain requirements including in relation to asset classification, provisioning and restructuring of loans. See also “—
COVID-19
Regulatory Package
” below.

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
In May 2013, the RBI issued additional guidelines in relation to restructured assets wherein such regulatory forbearance regarding asset classification on restructured accounts will be withdrawn for all restructurings with effect from April 1, 2015, with the exception of provisions related to changes in “Date of Commencement of Commercial Operations” (“DCCO”) in respect of infrastructure as well as non-infrastructure
project loans. This implies that a standard account would immediately be classified as a sub-standard
account upon restructuring. These guidelines are also applicable to non-performing
assets, which, upon restructuring, would continue to have the same asset classification as prior to the restructuring and may be classified into lower categories in accordance with applicable asset classification norms based on the pre-restructuring
repayment schedule. However, the standard asset classification may be retained, subject to specified conditions, in respect of certain loans granted for infrastructure projects given the importance of the infrastructure sector in national growth and development and the uncertainty involved in obtaining approvals from various authorities. The RBI has, in its circular dated February 7, 2020, issued guidelines regarding the deferment of the DCCO for projects in non-infrastructure
and commercial real estate (“CRE”) sectors, and clarified that deferment in certain instances will not be treated as restructuring.
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
COVID-19
Regulatory Package
In view of the impact of the
COVID-19
pandemic, the RBI has relaxed certain requirements, including in relation to asset classification, provisioning and the restructuring of loans. The below is a summary of the material regulations included in the
COVID-19
regulatory package:

(i)	Rescheduling of payments:

•
In respect of all term loans (including agricultural term loans, retail and crop loans), all commercial banks (including regional rural banks, small finance banks and local area banks), co-operative
banks,
all-India
financial institutions, and NBFCs (including housing finance companies) are permitted to grant a moratorium on the payment of all installments falling due between March 1, 2020 and August 31, 2020.

•
In respect of working capital facilities sanctioned in the form of cash credit/overdraft (“CC/OD”), lending institutions are permitted to defer the recovery of interest applied in respect of all such facilities during the period from March 1, 2020 up to August 31, 2020. Lending institutions are permitted, at their discretion, to convert the accumulated interest for the deferment period up to August 31, 2020, into a funded interest term loan (“FITL”) which shall be repayable not later than March 31, 2021.

•
In respect of working capital facilities sanctioned in the form of CC/OD to borrowers facing financial difficulties as a result of the economic fallout of the pandemic, lending institutions may, as a one-time
measure:

•
recalculate the “drawing power” by reducing the margins until August 31, 2020. However, in all cases where such a temporary improvement in drawing power is considered, the margins shall be restored to the original levels by March 31, 2021; or,

•	review the working capital sanctioned limits up to March 31, 2021, based on a reassessment of the working capital cycle.

(ii)	Asset classification and provisioning:

•
In respect of all accounts classified as standard as on February 29, 2020, even if overdue, the moratorium period, wherever granted, shall be excluded by the lending institutions from the number of days past-due
for the purpose of asset classification.

•
In respect of working capital facilities sanctioned in the form of CC/OD, the deferment period, wherever granted in respect of all facilities classified as standard, including special mention accounts, (“SMAs”), which are accounts that have the potential to become NPAs or stressed assets, as on February 29, 2020, shall be excluded for the determination of out-of-order
status.

•
The conversion of accumulated interest into a FITL and the changes in the credit terms permitted to borrowers to specifically tide over economic fallout from
COVID-19,
as outlined under “—
Rescheduling of payments
” above, will not be treated as concessions granted due to financial difficulty of the borrower for the purposes of the prudential norms. Consequently, such a measure, by itself, shall not result in asset classification downgrade.

•
The rescheduling of payments, including interest, will not qualify as a default for the purposes of supervisory reporting and reporting to credit information companies (“CICs”) by the lending institutions. CICs shall ensure that permitted actions taken by lending institutions as a consequence of the
COVID-19
pandemic do not adversely impact the credit history of the beneficiaries.

•
In accordance with the provisions described above, with respect to accounts classified as standard, but which have become overdue, and where the asset classification benefit is extended, lending institutions shall make general provisions equaling not less than 10 percent of the total outstanding value of such accounts. Such provisions are to be phased in over the course of two financial quarters as described below:

•	Financial quarter ended March 31, 2020– not less than 5 percent; and

•	Financial quarter ending June 30, 2020– not less than 5 percent.

•	These provisioning requirements shall not be used to arrive at net NPAs until these are adjusted against the actual provisioning requirements.

(iii)	Resolution of stressed assets

•
In respect of accounts which were within the review period as on March 1, 2020, the period from March 1, 2020 to August 31, 2020 shall be excluded from the calculation of the
30-day
timeline for the review period under the RBI’s guidelines. In respect of all such accounts, the residual review period shall resume from September 1, 2020, upon expiry of which the lenders shall have the usual 180 days for resolution.

•
In respect of accounts where the review period has been completed, but the
180-day
resolution period had not expired as on March 1, 2020, the timeline for resolution is extended by 180 days from the date on which the
180-day
period was originally set to expire.

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
In June 2019, the RBI permitted asset reconstruction companies to acquire assets from other asset reconstruction companies subject to stipulated conditions. In December 2019, the RBI restricted asset reconstruction companies from buying financial assets from a bank or financial institution which is a sponsor of the asset reconstruction company, lender to the asset reconstruction company or a subscriber to the asset reconstruction fund, or an entity in the group to which the asset reconstruction companies belong.
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
In terms of Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares. A banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors has an interest as a partner, manager, employee or guarantor or any other company (not being a subsidiary of the banking company or a company registered under section 8 of the Companies Act or a Government company), or the subsidiary or the holding company of such a company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exceptions in this regard which exclude any transaction which the RBI may specify by general or special order as not being a loan or advance for the purpose of such section. The Government may, on the recommendation of the RBI and subject to conditions as it may deem fit to impose, exempt any banking company from the restriction on lending to the subsidiary, holding company or any other company in which any of the directors of the banking company is a director, managing agent, manager, employee, guarantor or in which such person holds substantial interest.
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

In December 2015, the RBI issued revised guidelines on computing interest rates on advances based on the marginal cost of funds. The revised guidelines were issued with a view to improving the transmission of policy rates into bank lending rates, improving transparency in the methodology followed by banks for determining interest rates on advances, and ensuring the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The guidelines came into effect from April 1, 2016. Pursuant to the revised guidelines, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016, will be priced with reference to the marginal cost of funds based lending rate system (MCLR). Actual lending rates will be determined by adding the components of spread to the MCLR. Banks will review and publish their MCLR of different maturities every month on a pre-announced
date. The guidelines provide that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over three years and loans linked to a market determined external benchmark, are exempt from provisions of MCLR. The existing borrowers will have the option to move to MCLR-linked loan at mutually acceptable terms.
With effect from October 1, 2019 all new floating rate personal or retail loans and floating rate loans to micro and small enterprises are required to be linked to an external benchmark. Banks can adopt any of the following benchmarks: (i) RBI policy repo rate, (ii) Government of India
3-Months
Treasury Bill yield published by Financial Benchmarks India Private Ltd (“FBIL”), (iii) Government of India
6-Months
Treasury Bill yield published by FBIL, and (iv) any other benchmark market interest rate published by FBIL. However, adoption of multiple benchmarks by the same bank is not permitted within a loan category. The RBI in its circular dated February 26, 2020 extended, from April 1, 2020, the requirement to link external benchmarks to new floating rate loans granted to medium enterprises.
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
The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance
sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks are required to achieve total priority sector lending equivalent to 40.0 percent of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0 percent of ANBC or CEOBE, whichever is higher. Advances to weaker sections are required to be 10.0 percent of ANBC or CEOBE, whichever is higher. Within the 18.0 percent target for agriculture, a target of 8.0 percent of ANBC or CEOBE, whichever is higher, is prescribed for small and marginal farmers. Banks have also been directed to ensure that their overall direct lending to non-corporate
farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year, the current percentage being 12.11 percent). The RBI further reiterated that the banks should continue to undertake all efforts to reach the level of 13.5 percent of direct lending to the beneficiaries who earlier constituted the direct agriculture sector. The target for micro enterprises is set at 7.5 percent.
Loans to individuals up to Rs. 3.5 million in metropolitan centers (with populations of 1 million or more) and loans up to Rs. 2.5 million in other centers for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan center and at other centers does not exceed Rs. 4.5 million and Rs. 3.0 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 1.0 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of priority sector are eligible for classification under the priority sector only if certain criteria are fulfilled.
Bank loans up to a limit of Rs. 50 million per borrower for building social infrastructure for activities, namely schools, health care facilities, drinking water facilities and sanitation facilities in certain eligible centers as prescribed by the RBI are treated as priority sector lending. Further, Bank loans up to a limit of Rs. 150 million to borrowers for purposes like solar-based power generators, biomass-based power generators, windmills, micro-hydel plants and for non-conventional
energy-based public utilities like street lighting systems, and remote village electrification are also treated as priority sector lending. Additionally, in March 2018, the RBI removed the loan limits applicable to MSMEs for classification under the priority sector.
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
Initially until March 31, 2020, the RBI, in its circular dated August 13, 2019, permitted bank loans to registered NBFCs (other than MFIs) for on-lending
purposes to be classified as priority sector loans, within the relevant categories as outlined above. However, in its circular dated March 23, 2020, the RBI extended this classification to fiscal 2021, subject to the condition that a bank’s loans to registered NBFCs (other than MFIs) and HFCs for on-lending
purposes will only be permitted up to an overall limit of five per cent of an individual bank’s total priority sector lending.
Export Credit
The RBI also requires banks to make loans to exporters. We provide export credit for pre-shipment
and post-shipment requirements of exporters in rupees as well as foreign currencies. The incremental export credit extended by domestic banks over the corresponding date of the preceding year, up to 2.0 percent of ANBC or CEOBE, whichever is higher, subject to a limit of Rs. 400 million per borrower shall be classified as priority sector lending. Prior to September 20, 2019, the maximum limit of export credit to units having turnover of up to Rs. 1 billion was Rs. 250 million. A similar limit is applicable to foreign banks with 20 or more banking outlets in India with effect from April 1, 2017. Until March 31, 2017, foreign banks with 20 or more banking outlets are allowed to count a certain percentage of their export credit limit as priority sector lending. Foreign banks with less than 20 banking outlets are allowed to classify up to 32.0 percent of ANBC or CEOBE, whichever is higher, as priority sector lending. The interest rates applicable for all tenors of rupee-denominated export credit advances are required to be at or above Base Rate. As per RBI directions, the Base Rate system has been replaced by the MCLR and all rupee loans and credit limits sanctioned or renewed with effect from April 1, 2016, are required to be priced with reference to the MCLR. Existing loans and credit limits may remain linked to the Base Rate until repayment or renewal. With effect from May 5, 2012, the RBI has deregulated the interest rates on export credit in foreign currencies and has permitted banks to determine their own interest rates in respect thereof.
With effect from October 1, 2019 all new floating rate personal or retail loans and floating rate loans to micro and small enterprises are required to be linked to an external benchmark.
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
Exposure includes credit exposure (funded and
non-funded
credit limits) and investment exposure (including underwriting and similar commitments). The sanctioned limits or outstanding amount, whichever is higher, would be included when arriving at the exposure limit. However, in the case of fully drawn term loans, where there is no scope for re-drawing
of any portion of the sanctioned limit, banks may consider the outstanding as the exposure. For the purpose of exposure norms, banks shall compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the Current Exposure Method. While computing credit exposures, banks may exclude “sold options”, provided that the entire premium or fee or any other form of income is received or realized.
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
In terms of the Large Exposure Framework, banks’ exposures to a single NBFC is restricted to 15.0 percent of their available eligible capital base, while the general single counterparty exposure limit is 20.0 percent, which can be extended to 25.0 percent by banks’ boards under exceptional circumstances. However, the RBI in its circular dated September 12, 2019, stated that a bank’s exposure to a single NBFC (excluding gold loan companies) will be restricted to 20.0 percent of such bank’s eligible capital base. Bank finance to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. As a result of the
COVID-19
pandemic, the RBI, in its circular dated May 23, 2020, decided, as a one-time
measure, to increase a bank’s permitted exposure to a group of connected counterparties from 25.0 percent to 30.0 percent of the eligible capital base of such bank. The increased limit will be applicable until to June 30, 2021.
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
Limit on Transactions through Individual Brokers
Guidelines issued by the RBI require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The RBI specifies that not more than 5.0 percent of the total transactions through empaneled brokers can be transacted through one broker during a year. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should be informed on a half-yearly basis of such occurrences. These guidelines are not applicable to banks’ dealings through Primary Dealers.
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

The
one-time
transfer of securities to/from HTM category with the approval of the board of directors is permitted to be undertaken by banks at the beginning of the accounting year. Additionally, in order to enable banks to shift their excess SLR securities and direct sale from the HTM category to AFS/HFT for the purposes of complying with the existing SLR requirements, the RBI by way of a circular dated October 4, 2017, permitted such shifting as per specified timelines in addition to the shifting permitted at the beginning of the accounting year. Furthermore, such additional shifting of securities explicitly permitted by the RBI from time to time, direct sales from HTM for bringing down SLR holdings in HTM category, sales to the RBI under pre-announced
OMO auctions and repurchase of Government securities by the Government of India from banks will be excluded from the 5.0 percent cap prescribed for value of sales and transfers of securities to/from HTM category under paragraph 2.3(ii) of the master circular on “Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks”.

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

To achieve greater financial inclusion, banks have been advised by the RBI to offer a basic savings bank deposit (“BSBD”) account without any requirement of minimum balance and without carrying a charge for the stipulated basic minimum services that would make such accounts available as a normal banking service to all. The RBI, in its circular dated June 10, 2019, advised banks to offer the following minimum facilities: (i) deposit of cash at banking outlets as well as ATMs and CDMs, (ii) receipt or payment of monies through any electronic channel or by means of deposit or collection of cheques drawn by the central or state government agencies and departments, (iii) no limit on the number and value of deposits that can be made in a month, (iv) a minimum of four withdrawals in a month, including ATM withdrawal, (v) the provision of ATM cards or
ATM-cum-debit
cards, and (vi) value-added services in addition to such minimum facilities as described here, including the issuance of cheque books. The holders of BSBD accounts will not be eligible to open any other savings bank deposit account in the bank in which such holder maintains a BSBD account. In addition, BSBD accounts shall be subject to the RBI’s KYC and anti-money laundering requirements for opening bank accounts.
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
As an accelerated measure to increase foreign currency flows into the country, the RBI had, in September 2013, introduced a United States dollar-rupee swap window for fresh FCNR(B) dollar funds, mobilized for a minimum tenor of three years and more. Under the swap arrangement, a bank could sell United States dollars in multiples of US$ 1 million to the RBI and simultaneously agree to buy the same amount of United States dollars at the end of the swap period. The swap was undertaken at a fixed rate of 3.5 percent per annum. The swap window was open till November 30, 2013.
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

Deposit Insurance
Demand and time deposits of up to Rs. 100,000 accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (the “DICGC”), a wholly owned subsidiary of the RBI. Banks are required to pay the insurance premium to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. The RBI, in its press release dated February 4, 2020, raised the limit of insurance cover for depositors in insured banks from the present level of Rs. 100,000 to Rs. 500,000 per depositor, effective February 4, 2020. The DICGC, in its circular dated February 5, 2020, increased the limit of deposit insurance cover and rate of premium payable to insured banks from Rs. 10 paise per Rs. 100 of assessable deposits to Rs. 12 paise per Rs. 100 of assessable deposits per annum, effective from April 1, 2020.
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
The KYC procedures for opening accounts have been simplified for “small accounts” in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A “small account” is defined as a savings account in a banking company where (i) the aggregate of all credits in a financial year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million. Small accounts are permitted to remain operational initially for a period of 12 months, and thereafter for a further period of 12 months, subject to the account holder applying, and providing evidence of having applied for, any of the officially valid documents during the first twelve months of the opening of such account. In April 2020, the RBI directed that small accounts shall remain operational between April 1, 2020 and June 30, 2020 and such other periods as may be notified by the Government.
In January 2020, the RBI also allowed the use of video-based customer identification processes for the establishment of an account relationship with individual customers, subject to certain conditions, including obtaining such customers’ informed consent.
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
Pursuant to recent amendments, banks have been directed to periodically carry out AML and terrorist financing (“TF”) risk assessments to identify, assess and mitigate money laundering and terrorist financing risks related to clients, countries or geographic areas, as well as products, services, transactions or delivery channels. While assessing the AML and TF risk, banks are required to account for certain sector-specific vulnerabilities, which the relevant regulatory authority for each sector may share with them from time to time. Further, the internal risk assessment carried out by the banks should be commensurate to their size, geographical presence and complexity of their activities and structure. Banks are required to apply a risk-based approach for mitigation and management of the identified risk and should maintain board approved policies, controls and procedures for such purposes.
Legal Reserve Requirements
Cash Reserve Ratio
Each bank is required to maintain a specific percentage of its net demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act, 1934 and the Banking Regulation Act during fiscal 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (Amendment) Act, 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on CRR and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

(a)	liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act, 1934;

(b)	credit balances in Asian Clearing Union (US$) Accounts; and

(c)	demand and time liabilities in respect of the banks’ Offshore Banking Units.
The CRR requirement as of March 31, 2019, was 4.0 percent of the prescribed net demand and time liabilities of the Bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0 percent of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0 percent of the requirement to 95.0 percent. In April 2016, the RBI further reduced this requirement to 90.0 percent, with effect from the fortnight beginning April 16, 2016. In response to the
COVID-19
pandemic, the RBI, in its circular dated March 27, 2020, for a period of one year, decided to reduce the CRR of all banks by 100 basis points from 4.0 percent to 3.0 percent of their net demand and time liabilities, from the reporting period beginning on March 28, 2020 and ending on March 26, 2021. Furthermore, given strains on banks’ reporting abilities as a result of social distancing measures for staff, the RBI reduced the minimum CRR balance maintenance requirement from 90 percent to 80 percent, effective from the first day of the reporting period beginning on March 28, 2020. This one-time
dispensation has been further extended by RBI until September 25, 2020 through its circular dated June 26, 2020. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.

Statutory Liquidity Ratio
In order to maintain liquidity in the banking system, in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets such as cash, gold or approved securities, such as Government of India and State Government Securities. The percentage of this ratio is fixed by the RBI from time to time and is 18.0 percent from April 11, 2020. The RBI master circular on the Statutory Liquidity Ratio specifies certain liabilities which will not be included in the calculation of the Statutory Liquidity Ratio.
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
In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (“LCR”), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the “Basel III: The Liquidity Coverage Ratio” and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets which could be converted into cash to meet its liquidity needs for a
30-calendar
day time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100.0 percent is being implemented in a phased manner over a period of four years, with a minimum requirement of 60.0 percent effective January 1, 2015. The prescribed LCR level as of January 1, 2018, was 90.0 percent and was required to be at the increased prescribed level of 100.0 percent on January 1, 2019
.
In April 2020, the RBI reduced the LCR requirement from 100 percent to 80 percent, effective between April 17, 2020 and September 30, 2020. The RBI proposed to increase the reduced LCR requirement in two phases: (i) from 80 percent to 90 percent between October 1, 2020 to March 31, 2021 and (ii) from 90 percent to 100 percent from April 1, 2021. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.

Net Stable Funding Ratio
Net stable funding ratio (“NSFR”) is a global regulatory standard under the Basel III framework. The draft guidelines on NSFR were issued by the RBI by its circular dated May 28, 2015. The RBI has published final guidelines on NSFR on May 17, 2018, and it was required to be implemented from April 1, 2020. Until then, banks were required to comply with Basel III on a “best efforts” basis. In March 2020, the RBI has deferred the implementation of NSFR guidelines to October 1, 2020.
Regulations on Asset Liability Management
Since 1999, the RBI has issued several guidelines relating to ALM in banks in India. The RBI guidelines cover, inter alia,
the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing
date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced
in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for one day,
2-7
days,
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
The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate banks in India to evaluate interest rate risk using both methods, i.e., TGA and DGA. Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.
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
The RBI from time to time has issued directions regarding the reporting requirements for holdings of, and dealings in, all foreign currencies, as well as foreign exchange transactions by authorized dealers like the Bank. The last such directions were issued by the RBI by way of a circular dated May 22, 2020.
Simplified hedging facility guidelines were issued by the RBI by way of a circular dated November 9, 2017, to simplify the process for hedging exchange rate risk by reducing documentation requirements, avoiding prescriptive stipulations regarding products, purpose and hedging flexibility, and to encourage a more dynamic and efficient hedging culture. These guidelines stipulate operational mechanism and guidelines for resident and non-resident
entities, other than individuals, for hedging exchange rate risk on transactions, contracted or anticipated, with respect to any Over the Counter (“OTC”) derivative or Exchange Traded Currency Derivative (“ETCD”) permitted under the Foreign Exchange Management Act, 1999 (“FEMA”). Additionally, different facilities have been provided for hedging trade exposures (i.e., currency risks arising out of genuine trade transactions involving exports from and imports to India), invoiced in Indian Rupees in India, by way of the RBI Circular dated October 12, 2017.
In April 2020, the RBI issued revised directions on the hedging of foreign exchange risk, which aim to ease access to the domestic foreign exchange derivative markets. The directions will come into effect from September 1, 2020.
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
The Bank had developed a Cybersecurity Policy and Cybersecurity Framework which is to ensure appropriate cybersecurity practices are followed across the Bank’s information systems. The Cybersecurity Policy is formally approved by the Bank’s Board. See also “
Management’s Discussion and Analysis Of Financial Conditions And Results of Operations—Cybersecurity
”.
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
In its circular dated April 17, 2020, the RBI directed banks to not make any further dividend payouts from the profits pertaining to the financial year ended March 31, 2020 until further notice. This restriction will be reassessed by the RBI based on the financial results of banks for the quarter ending September 30, 2020. This circular has been issued by the RBI in light of the heightened uncertainty caused by the
COVID-19
pandemic, and is expected to help the banks conserve capital to retain their capacity to support the economy and absorb losses. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Restriction on Share Capital and Voting Rights
Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia
, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0 percent to 26.0 percent in a phased manner. The RBI has issued the Ownership in Private Sector Banks, Directions, 2016, which state that the voting rights in private sector banks shall be limited to the level notified by the RBI from time to time and that the current ceiling on voting rights is 15.0 percent. The RBI, in a notification dated July 21, 2016, which was notified in the Gazette of India on September 17, 2016, increased the ceiling on voting rights to 26 percent.
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
The Financial Intelligence Unit (India) (the
“FIU-IND”),
in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions, which was publicized by media outlets in 2013. We filed an appeal against the order before the appellate tribunal stating that there were only roving enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. In June 2017, the appellate tribunal, dismissed the penalty levied by the
FIU-IND
and observed that in accordance with the provisions of section 13(2)(a) of the PMLA, 2002 a warning was required to be given to the Bank, and that the prescribed matter did not fall within section 13(2)(d) of the PMLA, 2002 (pursuant to which a monetary penalty can be imposed on failure to comply with certain obligations under the PMLA, 2002) as mentioned by the FIU.

By way of a circular dated October 12, 2017, the RBI specifically levied penal interest for delayed reporting/wrong reporting/non-reporting
of currency chest transactions and inclusion of ineligible amounts in currency chest balances. The intention behind the levy of penal interest is to inculcate discipline among banks so as to ensure prompt/correct reporting, and so that pleas by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting
does not result in utilization of RBI’s funds or shortfall in the maintenance of CRR or SLR. On similar lines, by way of an additional circular dated October 12, 2017, the RBI revised the scheme of penalties for banking outlets based on performance in rendering customer service to the members of the public, to ensure that all banking outlets provide better customer service to members of the public with regard to exchange of notes and coins.
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
Following the dismissal of the penalty levied by the
FIU-IND
by the appealed tribunal in June 2017, the
FIU-IND
challenged the tribunal’s order in the Delhi High Court. Subsequently, the Delhi High Court, in its order dated September 4, 2019, held that the violation of the reporting obligations by the respondent banks warranted issuance of a warning in writing under Section 13(2)(a) of the Act, instead of a monetary penalty as imposed under Section 13(2)(d) of the Act, and disposed of the case filed by the
FIU-IND.
In 2020 the Bank received one fine for
non-compliance
with RBI regulations. In its order dated January 29, 2020, the RBI imposed a monetary penalty in the amount of Rs. 10 million on the Bank for failure to undertake ongoing due diligence with respect to 39 current accounts, which had been opened by customers of the Bank to participate in an initial public offering, but where the transactions effected were disproportionate to the declared income and profile of the customers. This penalty was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949. The Bank has since strengthened its internal control mechanisms to ensure that such incidents are not repeated. See also “
Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm
”.
Assets to be Maintained in India
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
paid-up
share capital and reserves.

Introduction of Legal Entity Identifier for Large Corporate Borrowers
Pursuant to the Statement on Developmental and Regulatory Policies dated November 2, 2017, the RBI decided to introduce the Legal Entity Identifier (“LEI”) system for all borrowers of banks having total fund based and non-fund
based exposure of Rs. 50 million and above in a phased manner (and for their parent entity, as well as all subsidiaries and associates). The LEI is a
20-digit
unique code to identify parties to financial transactions worldwide. Borrowers who do not obtain LEI as per the schedule are not to be granted renewal/enhancement of credit facilities. A separate roadmap for borrowers having exposure between Rs. 50 million and up to Rs. 500 million has also been announced to be issued by RBI.
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
In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines became effective from the fiscal year 2012-2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-by-case
basis. In June 2015, the RBI issued guidelines for compensation of non-executive
directors of private sector banks. The guidelines required the banks to formulate and adopt a comprehensive compensation policy for the non-executive
directors (other than the part-time
non-executive
Chairman) in accordance with the Companies Act. The policy may provide for payment of compensation in the form of profit related commissions (not exceeding Rs. 1.0 million per annum for each director), sitting fees and reimbursement of expenses for participation in the Board and other meetings.
In November 2019, the RBI issued revised guidelines regarding the compensation of full-time directors, chief executive officers, material risk takers and control function staff. The revised guidelines are applicable for pay cycles beginning on April 1, 2020. The revised guidelines were issued based on experience gained by the RBI and evolving international best practices. Among other things, the RBI has directed all private sector banks to raise the variable portion of remuneration to at least half of the total compensation for the chief executives and full-time directors so that top management rewards reflect the “pay for performance” principle. In addition, total variable pay was limited to a maximum of 300 percent of the fixed pay.

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
See
“
Risk Factors – Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up
equity share capital”
. On February 16, 2017, the RBI lifted the restriction on the purchase of the equity shares of the Bank by foreign investors, since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. The RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017 that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed
the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI has also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2020, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 69.90 percent of the paid-up
capital of the Bank.
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
In accordance with the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management
(Non-debt)
Instruments Rules, 2019 (the “NDI Rules”) an FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of a FPI below 10 percent of the capital of the Indian banking company. The aggregate limit for FPI investment is limited by the sectoral caps applicable to an Indian company in relation to FDI in accordance with the NDI Rules. With respect to the Bank, this limit is 75 percent. Subject to a resolution of the board of directors, and a special resolution of the shareholders of the Indian banking company, this limit may be decreased to 24 percent or 49 percent of the total paid-up
capital of a private sector banking company before March 31, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 49 percent or 74 percent. However, once the aggregate limit of FPI investment is increased, such limit cannot be reduced to a lower threshold by the Indian banking company. Further, in accordance with the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0 percent or more of our paid-up
capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares. Foreign banks are permitted to have presence in India either by opening banking outlets or through wholly owned subsidiaries, but not both.

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
The Insolvency and Bankruptcy Code, 2016
Banks, as creditors, will benefit from the Insolvency and Bankruptcy Code, 2016 (the “Insolvency and Bankruptcy Code”), which came into effect on December 1, 2016. The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amends 11 laws, including the Companies Act, the SARFAESI Act and the Recovery of Debts Due to Banks and Financial Institutions Act, 1993. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor; or (ii) when the
180-day
time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.
In order to provide relief to corporate entities, which may be facing financial distress as a result of the
COVID-19
pandemic, the President of India has promulgated the Insolvency and Bankruptcy Code (Amendment) Ordinance, 2020, which came into effect on June 5, 2020. Pursuant to this ordinance, no application for the initiation of a corporate insolvency resolution process of a corporate debtor can be filed under the Insolvency and Bankruptcy Code, in relation to a default arising on or after March 25, 2020, for a period of six months or such further period, not exceeding one year from such date, as may be notified. See also “
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
” for further information on the
COVID-19
pandemic.

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
Regulations Governing International Banking Outlets and Representative Offices
We have overseas banking outlets in Bahrain, Hong Kong and the DIFC. We have one representative office each in Dubai, UAE, Abu Dhabi, UAE and Nairobi, Kenya. Our branch in Bahrain is regulated by the Central Bank of Bahrain, and has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing/administering means of payment. Our branch in Hong Kong is a full service branch and is regulated by the Hong Kong Monetary Authority. The branch is permitted to undertake banking business in that jurisdiction with certain restrictions. In August 2014, we opened a branch in the DIFC to provide financial services covering arrangement of credit or deals in investments, advising on financial products or credit and arranging custodian services. The activities cater to the requirements of non-resident
Indians and Indian corporates overseas. The branch is regulated by the Dubai Financial Services Authority.
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
In April 2014, the provisions of the Companies Act regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M. S. Sahoo Committee, which had drafted a new scheme to regulate ADRs. On October 21, 2014, the Government notified the Depository Receipts Scheme 2014 (“DR Scheme”), which came into force on December 15, 2014. The relevant provisions of the Companies Act and the DR Scheme will only apply to depository receipts (including ADSs) issued after April 1, 2014, and the date of the notification of the DR Scheme, respectively.
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
inter alia
, the following functions in the context of the
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
An investor who surrenders an ADS and withdraws equity shares may be entitled to redeposit those equity shares in the depositary facility in exchange for ADSs and the depositary may accept deposits of outstanding equity shares purchased by a non-resident
on the local stock exchange and issue ADSs representing those equity shares. However, in each case, the aggregate number of equity shares re-deposited
or deposited by such persons cannot exceed the number of shares represented by ADSs as have been previously cancelled and not already replaced by further newly issued ADSs. The RBI has issued a notification, inter alia
, permitting Indian companies to sponsor ADS issues against shares held by their shareholders at a price to be determined by the lead manager. Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will, subject to the foregoing, not have to obtain RBI approval for each transaction.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
Investment in equity instruments of a company in India by a person resident outside India is governed by the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management
(Non-debt)
Instruments Rules, 2019 (the “NDI Rules”). An investment by a person resident outside India which does not comply with the conditions of the NDI Rules requires prior permission of the RBI, which may be provided in consultation with the Government subject to such conditions as may be considered necessary. The NDI Rules supersede the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 (the “FEMA Transfer or Issue of Security Regulations 2017”). As was provided under FEMA Transfer or Issue of Security Regulations 2017, the NDI Rules also prescribe an “automatic route” under which no prior consent and approval is required from the RBI or the Government for FDI in certain industries within specified sectoral caps. In respect of all industries that do not fall under the automatic route, and in respect of investments which do not comply with the conditions mentioned under the automatic route, approval is required from the Government under the “government route”.
The Government also publishes a Consolidated Policy on Foreign Direct Investment (the “Consolidated FDI Policy”) which read together with Foreign Exchange Management Act, rules and regulations issued thereunder, and circulars issued by the Government and the RBI from time to time, provides the framework for foreign investments in India.
Under the current foreign investment rules, the following restrictions are applicable to non-resident
ownership:
Foreign Direct Investment
The Government has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated every year to include the regulatory changes effected in the interim. The DIPP, Ministry of Commerce and Industry, and the Government make policy pronouncements on FDI through press notes/press releases which are notified as amendments to the applicable rules and regulations issued under FEMA. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions may be issued by the RBI vide A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus, consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the circular on Consolidated FDI Policy from time to time.
The present Consolidated FDI Policy subsumes and supersedes all press notes, press releases, clarifications and circulars issued by the DIPP that were in force as of August 27, 2017 and reflects the FDI policy as of August 28, 2017. Certain actions, such as those listed below, require government approval in consultation with the DIPP by way of prior approval from the administrative ministries or departments:

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
On May 24, 2017, the Government approved the
phase-out
of the Foreign Investment Promotion Board (“FIPB”), which had been set up to regulate all foreign direct investment into India and whose approval was required for foreign investment in certain sectors, including defense and public sector banks. The DIPP has also issued the SOP for processing of applications and the decision of the Government under the existing FDI Policy. The SOP provides a list of administrative ministries and departments competent to grant approval (the “Competent Authorities”) in relation to the corresponding sector and the procedure for obtaining such approval. The abolition of the FIPB and the SOP are both set out in the Consolidated FDI Policy dated August 28, 2017.

A person residing outside India or any entity incorporated outside India has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. Further, a citizen of Bangladesh or Pakistan or any entity incorporated in Bangladesh or Pakistan may, with the prior approval of the Government, purchase shares, convertible debentures or preference shares of an Indian company subject to certain prescribed terms and conditions. The Government has recently revised the FDI regime and amended the NDI Rules to require governmental approval for any FDI (a) by an entity of a country which shares a land border with India (
i.e
., Pakistan, Bangladesh, Afghanistan, Nepal, Bhutan, Myanmar and China, each a “Neighboring Country”) or (b) where the beneficial owner of an investment into India is (i) situated in a Neighboring Country, or (ii) a citizen of a Neighboring Country.
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
In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. In relation to foreign investment in private sector banks in India, the guidelines state that the foreign investment limits and sub-limits
and also computation of foreign investment in private sector banks shall be as specified in the Consolidated FDI Policy and the Foreign Exchange Management Act, and regulations made in relation thereto, as amended from time to time. As per the Consolidated FDI Policy dated August 28, 2017 issued by the Government of India, and the NDI Rules, the following restrictions are applicable to foreign ownership in the Bank:

•
Foreign investors may own up to 74 percent of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49 percent is permitted under the automatic route and FDI above 49 percent and up to 74 percent requires prior approval of the Competent Authorities. It includes FDI, ADSs, Global Depositary Receipts and investments by FPIs under the foreign portfolio investment scheme and also by non-resident
Indians. In addition, it encompasses shares acquired by subscription in private placements and public offerings and acquisitions of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74 percent of the paid-up
capital of the Bank. At least 26 percent of the
paid-up
capital would have to be held by Indian residents, except in the case of a wholly-owned subsidiary of a foreign bank.

•
An FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI below 10 percent of the capital of the Indian banking company. With effect from April 1, 2020, the aggregate limit for FPI investment is prescribed by sectoral caps applicable to Indian companies in relation to FDI, in accordance with the NDI Rules. Subject to a resolution of the board of directors and a special resolution of the shareholders of the Indian banking company, the 74 percent limit ordinarily applicable to Indian banking companies may be decreased to 24 percent, or 49 percent of the total paid-up
capital of a private sector banking company before 31 March, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 74 percent. However, once the aggregate limit of FPI investment is increased the same cannot be reduced to a lower threshold by the Indian banking company. No single non-resident
Indian may own more than 5 percent of the total
paid-up
capital of a private sector banking company and the aggregate limit cannot exceed 10 percent of the total paid-up
capital. However,
non-resident
Indians’ holdings can be allowed up to 24 percent of the total paid-up
capital, provided the banking company passes a special resolution of the shareholders to that effect. In addition, overseas corporate bodies (
i.e.
, entities in which
non-resident
Indians hold at least 60 percent) are not permitted to invest under the portfolio investment scheme though they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange.

FPI Regulations
The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 have been replaced by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019 (the “FPI Regulations”). SEBI has also issued operational guidelines dated 5 November 2019 under the FPI Regulations (the “FPI Operational Guidelines”). The regulatory regime governing FPIs and investments made by them replaces the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the “FII Regulations”) and the regime for investments by qualified foreign investors (“QFIs”). Pursuant to the original regulations governing FPIs, which came into effect on June 1, 2014, an FII, which held a valid certificate of registration from the SEBI, was deemed to be a registered FPI until the expiry of the block of three years for which fees had been paid as per the FII Regulations. Further, an FII was not eligible to invest as an FII after registering as an FPI.
Similarly, a QFI could continue to buy, sell or otherwise deal in securities until May 31, 2015 or until the QFI obtained a certificate of registration as FPI, whichever occurred earlier.
The FPI Regulations specify that the shares purchased by a single FPI or an investor group must be below 10 percent of the total paid up equity capital of a company on a fully diluted basis. It should be noted that multiple entities registered as FPIs, directly or indirectly, having common ownership of more than 50 percent or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be combined to calculate the investment limit as applicable to a single FPI.
Under the FPI Regulations, only FPIs classified as Category I and persons eligible for registration as Category I FPIs may issue offshore derivative instruments (“ODIs”). Such ODIs are required to be issued after compliance with applicable “know your client” norms. The ODIs cannot be issued or transferred to persons who are not eligible to be registered as a Category I FPI under the FPI Regulations. Further, any transfer of an ODI requires prior consent of the FPI which has issued the ODI.
The FPI Operational Guidelines directs all the issuers of ODIs to identify and verify the beneficial owners in the subscriber entities who hold in excess of 25 percent, in the case of a company, 15 percent, in the case of partnership firms, trusts and unincorporated bodies, and 10 percent, in case the FPI is based in a high-risk jurisdiction. Prescribed documents for verification of the ODI subscribers and the beneficial owners are required to be submitted by the ODI issuers, and the ODI issuers are also required to file suspicious transaction reports in relation to the ODIs issued by it, if any, with the Indian Financial Intelligence Unit.
Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if an FPI, a non-resident
Indian or an overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.
Issue of Securities Through the Depository Receipt Mechanism
Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, the Companies (Issue of Global Depository Receipts) Rules, 2014 (the “Depository Receipts Rules”), the DR Scheme and the NDI Rules. SEBI has through its circular dated 10 October 2019 (the “SEBI DR Circular”) on the issue of depository receipts, among other things, provided the framework for issue and transfer of equity shares and debt securities which form the underlying instruments of the depository receipts.

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
The SEBI DR Circular defines “permissible securities” as equity shares and debt securities, which are in dematerialized form and rank pari passu
with the securities issued and listed on a recognized stock exchange. The SEBI DR Circular also provides the criteria for companies to be eligible to issue the permissible securities, and prohibits listed companies from issuing permissible securities if any of its promoters, promoter group or directors or selling shareholders are debarred from accessing the capital market by SEBI, any of the promoters or directors of the listed company is a promoter or director of any other company which is debarred from accessing the capital market by SEBI, the listed company or any of its promoters or directors is a willful defaulter, or any of its promoters or directors is a fugitive economic offender. The SEBI DR Circular further states that for the purpose of an initial issue and listing of depositary receipts, pursuant to transfer by existing holders, the listed company shall provide an opportunity to its equity shareholders to tender their shares for participation in such listing of depositary receipts.
An Indian company can issue securities to a foreign depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. The foreign depository can issue depository receipts by way of a public offering or private placement or in any other manner prevalent in the permissible jurisdiction. The DR Scheme specifies a list of permissible jurisdictions and defines a “permissible jurisdiction” as a jurisdiction which is a member of the Financial Action Task Force on Money Laundering and whose securities market regulator is a member of the International Organization of Securities Commissions.
In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. Further, the SEBI DR Circular requires that within this limit the maximum aggregate permissible securities which may be issued by the listed company or transferred by the existing holders for the purpose of issue of depository receipts shall be such that the listed company is able to ensure compliance with the minimum public shareholding requirement, after excluding the permissible securities held by the depository for the purpose of issue of depository receipts.
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
paid-up
capital of the private bank.
The DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors. The SEBI DR Circular further states that in case of a simultaneous listing of permissible securities on stock exchange(s) in India pursuant to a public offer/ preferential allotment/ qualified institutions placement, and depositary receipts on the international exchange, the price of issue or transfer of permissible securities, for the purpose of issuing depositary receipts by a foreign depository, shall not be less than the price finalized for the domestic investors under the applicable laws. Where permissible securities are issued by a listed company or transferred by the existing holders, for the purpose of issuing depositary receipts by a foreign depository, such permissible securities shall be issued at a price, not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.
In terms of the DR Scheme, the foreign depository is entitled to exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares shall have the same obligations as if it is the holder of the equity shares if it has the right to issue voting instruction. However, in accordance with the SEBI DR Circular, the voting rights on permissible securities, if any, can be exercised by the holder of depository receipts through the foreign depository pursuant only to voting instruction from such holder of depository receipts.

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
The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2020. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2020, the Bank’s internal control over financial reporting was effective.
The Bank’s independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has issued an audit report on the Bank’s internal control over financial reporting.
HDFC BANK LIMITED
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai 400 013, India
July 31, 2020

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited
Opinion on Internal Control Over Financial Reporting
We have audited HDFC Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated July 31, 2020 expressed an unqualified opinion on those consolidated financial statements.
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
/s/ KPMG Assurance and Consulting Services LLP
Mumbai, India
July 31, 2020
KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
HDFC Bank Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the Company) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 31, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
The accompanying consolidated financial statements as of and for the year ended March 31, 2020 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(y) to the consolidated financial statements.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Assessment of the allowances for credit losses collectively evaluated for impairment
As discussed in Notes 2(i) and 9 to the consolidated financial statements, the Company’s allowance for credit losses related to loans collectively evaluated for impairment (the unallocated allowance) as at March 31 2020 was Rs. 97,231.3 million. For wholesale loans, the Company estimates the unallocated allowance by segmenting the borrowers into internal rating grades, where the internal rating grades reflect the economic conditions of the borrower. The estimated probability of default for each internal rating grade pool and the loss given default estimate is then applied to the total loan balance of each internal rating grade pool to compute the unallocated allowance. The Company estimates probability of default for each internal rating grade pool based on the default experience of individual borrowers, including other qualitative factors. For retail loans, the Company estimates the unallocated allowance based on historic credit loss experience, computed based on credit risk parameters of probability of default and loss given default including other qualitative factors. These loss estimates are computed by segmenting the retail loan portfolio into homogenous pools based on shared risk characteristics and their respective loss experience.
We identified the assessment of the unallocated allowance as a critical audit matter because it involved significant measurement uncertainty requiring complex auditor judgment, and knowledge and experience in the industry. This assessment encompassed the evaluation of various components of the unallocated allowance methodology, including the methodologies and models used to estimate the probability of default and loss given default and their key factors and assumptions, including the internal rating grades for wholesale loans and how retail loans with shared risk characteristics are pooled, and other qualitative factors. Further, the assessment of internal rating grades for wholesale loans based on Company’s internal rating models required the use of significant judgment as well as industry knowledge and experience to evaluate individual borrower’s economic condition.
The following are the primary procedures we performed to address this critical audit matter. We tested certain internal controls over (1) the approval of the unallocated allowance methodology, (2) the determination of the key assumptions and inputs used to estimate the probability of default and loss given default, (3) development and validation of the probability of default and loss given default models and (4) analysis of the unallocated allowance results, trends, and ratios. We evaluated the Company’s process to develop the unallocated allowance estimate by testing certain sources of data, factors and assumptions used, and considered the relevance and reliability of such data, factors, and assumptions. We involved credit risk professionals with specialized industry knowledge and experience, who assisted in:

•	evaluating the Company’s unallocated allowance methodology, including significant unallocated allowance models,

•	evaluating the Company’s determination of probability of default and loss given default supported with appropriate observable data, considering the portfolio characteristics,

•	determining whether retail loans are pooled by shared risk characteristics and wholesale loans are pooled by internal credit ratings,

•
evaluating the methodology used to develop the resulting qualitative factors and the effect of those factors on the unallocated allowance compared with relevant credit risk factors and consistency with credit trends, and

•	evaluating the Company’s methodology to assign an internal rating grade to the wholesale loan borrower.
/s/ KPMG Assurance and Consulting Services LLP
We have served as the Company’s auditor since 2015.
Mumbai, India
July 31, 2020
KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2019		March 31, 2020		March 31, 2020
	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	734,872.6	Rs.	611,961.0	US$	8,117.3
Investments held for trading, at fair value		265,516.1		304,962.9		4,045.1
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,634,673.3 and Rs. 1,760,859.1 (US$ 23,356.7), as of March 31, 2019 and March 31, 2020, respectively]million		2,633,348.4		3,406,289.2		45,182.2
Securities purchased under agreements to resell		76,213.5		250,000.0		3,316.1
Loans [net of allowance of Rs. 148,232.0 and Rs. 198,833.2 (US$ 2,637.4), as of March 31, 2019 and March 31, 2020, respectively]		8,963,232.6		10,425,022.4		138,281.2
Accrued interest receivable		93,031.7		103,035.9		1,366.7
Property and equipment, net		43,187.8		48,327.7		641.0
Goodwill		74,937.9		74,937.9		994.0
Other assets		395,733.0		737,352.1		9,780.5

Total assets	Rs.	13,280,073.6	Rs.	15,961,889.1	US$	211,724.1

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	7,804,717.5	Rs.	9,730,481.3	US$	129,068.6
Non-interest-bearing deposits		1,420,309.4		1,731,590.0		22,968.4

Total deposits		9,225,026.9		11,462,071.3		152,037.0
Securities sold under repurchase agreements		174,000.0		507,982.0		6,738.1
Short-term borrowings		654,058.0		377,417.6		5,006.2
Accrued interest payable		79,372.5		80,078.9		1,062.2
Long-term debt		1,044,553.0		1,026,518.3		13,616.1
Accrued expenses and other liabilities		467,438.6		611,327.2		8,108.8

Total liabilities	Rs.	11,644,449.0	Rs.	14,065,395.3	US$	186,568.4

Commitments and contingencies (see note 27)
Shareholders’ equity:
Equity shares: par value—Rs. 1.0 each; authorized 6,500,000,000 shares and 6,500,000,000 shares; issued and outstanding 5,446,613,220 shares and 5,483,286,460 shares, as of March 31, 2019 and March 31, 2020, respectively	Rs.	5,446.6	Rs.	5,483.3	US$	72.7
Additional paid-in capital		739,763.6		765,888.6		10,159.0
Retained earnings		587,235.2		713,340.6		9,462.0
Statutory reserve		288,321.1		356,038.3		4,722.6
Accumulated other comprehensive income (loss)		11,808.8		52,331.6		694.1

Total HDFC Bank Limited shareholders’ equity		1,632,575.3		1,893,082.4		25,110.4
Noncontrolling interest in subsidiaries		3,049.3		3,411.4		45.3
Total shareholders’ equity		1,635,624.6		1,896,493.8		25,155.7

Total liabilities and shareholders’ equity	Rs.	13,280,073.6	Rs.	15,961,889.1	US$	211,724.1

See accompanying notes to consolidated financial statements
F-
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2018		2019		2020		2020
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	667,458.7	Rs.	827,683.0	Rs.	981,794.8	US$	13,022.9
Trading securities		4,049.1		8,892.9		7,392.1		98.1
Available for sale debt securities		158,209.2		190,992.5		198,383.2		2,631.4
Other		13,748.3		14,146.5		24,412.8		323.8

Total interest and dividend revenue		843,465.3		1,041,714.9		1,211,982.9		16,076.2
Interest expense:
Deposits		326,717.8		410,026.4		507,888.8		6,736.8
Short-term borrowings		26,004.4		39,054.3		27,216.8		361.0
Long-term debt		67,297.5		85,081.1		83,200.5		1,103.6
Other		295.0		47.5		149.4		2.0

Total interest expense		420,314.7		534,209.3		618,455.5		8,203.4

Net interest revenue		423,150.6		507,505.6		593,527.4		7,872.8
Provision for credit losses		59,397.8		72,279.3		117,621.9		1,560.2

Net interest revenue after provision for credit losses		363,752.8		435,226.3		475,905.5		6,312.6

Non-interest revenue, net:
Fees and commissions		120,060.9		134,155.2		160,099.5		2,123.6
Trading securities gain/(loss), net		(63.4)		1,028.4		1,323.4		17.6
Realized gain/(loss) on sales of available for sale debt securities, net		10,853.2		2,596.0		25,826.2		342.6
Other than temporary impairment losses on available for sale debt securities		(149.1)		(1,081.0)		(9,109.0)		(120.8)
Foreign exchange transactions		6,209.5		1,917.8		15,265.6		202.5
Derivatives gain/(loss), net		6,742.6		12,409.1		3,550.0		47.1
Other, net		953.3		9,096.7		1,263.3		16.8

Total non-interest revenue, net		144,607.0		160,122.2		198,219.0		2,629.4

Total revenue, net		508,359.8		595,348.5		674,124.5		8,942.0

Non-interest expense:
Salaries and staff benefits		98,483.7		104,652.6		130,506.9		1,731.1
Premises and equipment		29,816.9		29,527.7		31,533.9		418.3
Depreciation and amortization		9,678.9		12,247.8		12,800.3		169.8
Administrative and other		93,272.9		108,960.4		133,439.4		1,770.0
Amortization of intangible assets		1.0		1.0		—		—

Total non-interest expense		231,253.4		255,389.5		308,280.5		4,089.2

Income before income tax expense		277,106.4		339,959.0		365,844.0		4,852.8
Income tax expense		98,272.5		119,393.5		105,480.0		1,399.1

Net income before noncontrolling interest	Rs.	178,833.9	Rs.	220,565.5	Rs.	260,364.0	US$	3,453.7
Less: Net income attributable to shareholders of noncontrolling interest		319.0		461.7		94.1		1.2

Net income attributable to HDFC Bank Limited	Rs.	178,514.9	Rs.	220,103.8	Rs.	260,269.9	US$	3,452.5

Per share information: (see note: 29)
Earnings per equity share—basic	Rs.	34.59	Rs.	41.07	Rs.	47.59	US$	0.63
Earnings per equity share—diluted	Rs.	34.15	Rs.	40.66	Rs.	47.27	US$	0.62
Per ADS information (where 1 ADS represents 3 shares): (see note: 29)
Earnings per ADS—basic	Rs.	103.77	Rs.	123.21	Rs.	142.77	US$	1.89
Earnings per ADS—diluted	Rs.	102.45	Rs.	121.98	Rs.	141.81	US$	1.86
Dividends declared per equity share	Rs.	6.5	Rs	7.5	Rs	2.5	US$	0.03
See accompanying notes to consolidated financial statements
F-
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2018		2019		2020		2020
	(In millions)
Net income before noncontrolling interest	Rs.	178,833.9	Rs.	220,565.5	Rs.	260,364.0	US$	3,453.7
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (39.6), Rs. (356.6) and Rs. (426.7), as of March 31, 2018, March 31, 2019 and March 31, 2020, respectively]		72.1		663.9		1,771.7		23.5
Available for sale debt securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. 11,319.5, Rs. (9,187.8) and Rs. (15,704.2), as of March 31, 2018, March 31, 2019 and March 31, 2020, respectively]		(21,445.3)		17,105.1		47,574.2		631.0
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 4,541.5, Rs. 1,018.1 and Rs. 4,739.2, as of March 31, 2018, March 31, 2019 and March 31, 2020, respectively]		(8,455.1)		(1,895.5)		(8,823.1)		(117.0)

Other comprehensive income, net of tax		(29,828.3)		15,873.5		40,522.8		537.5
Total comprehensive income		149,005.6		236,439.0		300,886.8		3,991.2
Less: Comprehensive income attributable to shareholders of noncontrolling interest		319.0		461.7		94.1		1.2

Comprehensive income attributable to HDFC Bank Limited	Rs.	148,686.6	Rs.	235,977.3	Rs.	300,792.7	US$	3,990.0

See accompanying notes to consolidated financial statements
F-
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2018	2019	2020	2020
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.178,833.9	Rs.220,565.5	Rs.260,364.0	US$	3,453.7
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses	59,397.8	72,279.3	117,621.9		1,560.2
Depreciation and amortization	9,678.9	12,247.8	12,800.3		169.8
Amortization of intangible assets	1.0	1.0	—		—
Amortization of deferred customer acquisition costs and fees	9,246.2	10,423.1	11,673.2		154.8
Amortization of premium (discount) on investments	3,599.4	4,532.1	5,196.8		68.9
Other than temporary impairment losses on available for sale debt securities	149.1	1,081.0	9,109.0		120.8
Deferred tax expense/ ( benefit )	(10,403.5)	(8,129.4)	(101.2)		(1.3)
Other gains, net	—	(6,717.5)	133.7		1.8
Share-based compensation expense	6,594.6	5,343.3	7,476.1		99.2
Net realized (gain) loss on sale of available for sale debt securities	(10,853.2)	(2,596.0)	(25,826.2)		(342.6)
(Gain) loss on disposal of property and equipment, net	(64.5)	(64.8)	81.9		1.1
Unrealized exchange (gain) loss	1,719.5	574.6	3,312.5		43.9
Net change in:
Investments held for trading	(131,816.3)	(96,555.7)	(227,480.4)		(3,017.4)
Accrued interest receivable	(10,527.8)	(15,060.3)	(9,752.6)		(129.4)
Other assets	90,525.6	(112,726.3)	(140,959.9)		(1,869.7)
Accrued interest payable	20,997.1	13,775.0	563.7		7.5
Accrued expense and other liabilities	(122,803.6)	84,299.5	146,966.9		1,949.4

Net cash provided by operating activities	94,274.2	183,272.2	171,179.7		2,270.7

Cash flows from investing activities:
Term placements , net	(8,806.4)	24,447.4	6,055.7		80.3
Activity in available for sale debt securities:
Purchases	(1,518,100.1)	(1,781,754.9)	(2,608,516.6)		(34,600.3)
Proceeds from sales	197,206.3	453,778.9	1,214,082.0		16,104.0
Maturities, prepayments and calls	1,171,299.5	937,072.0	653,889.0		8,673.4
Net change in repurchase agreements and reverse repurchase agreements	(462,018.6)	609,805.1	160,195.5		2,124.9
Loans purchased	(55,216.0)	(240,356.2)	(252,738.1)		(3,352.3)
Repayments on loans purchased	76,993.2	89,713.3	122,821.6		1,629.1
Increase in loans originated, net of principal collections	(1,440,601.9)	(1,610,724.3)	(1,428,007.7)		(18,941.6)
Additions to property and equipment	(9,181.5)	(16,355.0)	(18,294.3)		(242.7)
Proceeds from sale or disposal of property and equipment	95.1	212.3	182.4		2.4
Activity in equity securities , net	4.7	(2,821.4)	(157.9)		(2.1)

Net cash used in investing activities	(2,048,325.7)	(1,536,982.8)	(2,150,488.4)		(28,524.9)

See accompanying notes to consolidated financial statements
F-
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2018		2019		2020		2020
	(In millions)
Cash flows from financing activities:
Net increase in deposits		1,447,097.0		1,331,850.9		2,213,972.5		29,366.9
Net increase (decrease) in short-term borrowings		456,558.6		(127,707.1)		(277,587.3)		(3,682.0)
Purchase of subsidiary shares from noncontrolling interest		(143.3)		—		—		—
Proceeds from issue of shares by a subsidiary to noncontrolling interests		366.5		459.8		466.8		6.2
Proceeds from issuance of long-term debt		425,517.1		320,093.6		272,104.7		3,609.3
Repayment of long-term debt		(225,150.2)		(224,084.5)		(315,209.6)		(4,181.1)
Proceeds from issuance of equity shares for options exercised		27,259.1		22,008.2		18,486.8		245.2
Proceeds from issuance of equity shares (net of issuance cost)		—		235,896.2		—		—
Payment of dividends and dividend tax		(34,490.3)		(41,015.2)		(66,447.3)		(881.4)

Net cash provided by financing activities		2,097,014.5		1,517,501.9		1,845,786.6		24,483.1

Effect of exchange rate changes on cash and due from banks, and restricted cash		479.4		(3,069.7)		10,610.5		140.8
Net change in cash and due from banks, and restricted cash		143,442.4		160,721.6		(122,911.6)		(1,630.3)
Cash and due from banks, and restricted cash, beginning of year		430,708.6		574,151.0		734,872.6		9,747.6

Cash and due from banks, and restricted cash, end of year	Rs.	574,151.0	Rs.	734,872.6	Rs.	611,961.0	US$	8,117.3

Supplementary cash flow information:
Interest paid	Rs.	399,287.9	Rs.	520,351.2	Rs.	617,749.1	US$	8,194.0
Income taxes paid, net of refunds	Rs.	100,089.3	Rs.	119,365.0	Rs.	104,013.4	US$	1,379.7
Non-cash investment activities
i ) Payable for purchase of property and equipment	Rs.	1,064.5	Rs.	1,323.7	Rs.	1,232.7	US$	16.4
ii) Trade date sale receivable of available for sale debt securities	Rs.	—	Rs.	—	Rs.	32,730.8	US$	434.2
i
i
i) Operating lease right-of-use assets represent non-cash investing activities. Refer note 27- lease commitments for more information and balances as at March 31, 2020.
See accompanying notes to consolidated financial statements
F-
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2017	5,125,091,434	Rs.	5,125.1	Rs.	442,721.8		Rs. 364,471.9	Rs.	187,703.2	Rs.	26,031.6	Rs.	1,026,053.6	Rs.	1,847.5	Rs.	1,027,901.1
Shares issued upon exercise of options	65,089,100		65.1		27,194.0								27,259.1				27,259.1
Share-based compensation					6,594.6								6,594.6				6,594.6
Dividends, including dividend tax							(34,490.3)						(34,490.3)				(34,490.3)
Change in ownership interest in subsidiary					60.0								60.0		(203.3)		(143.3)
Shares issued to noncontrolling interest													—		366.5		366.5
Transfer to statutory reserve							(45,620.3)		45,620.3				—				—
Net income							178,514.9						178,514.9		319.0		178,833.9
Net change in accumulated other comprehensive income											(29,828.3)		(29,828.3)				(29,828.3)
Balance at March 31, 2018	5,190,180,534	Rs.	5,190.2	Rs.	476,570.4	Rs.	462,876.2	Rs.	233,323.5	Rs.	(3,796.7)	Rs.	1,174,163.6	Rs.	2,329.7	Rs.	1,176,493.3

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2018	5,190,180,534	Rs.	5,190.2	Rs.	476,570.4	Rs.	462,876.2	Rs.	233,323.5	Rs.	(3,796.7)	Rs.	1,174,163.6	Rs.	2,329.7	Rs.	1,176,493.3
Adoption of accounting standard (1)							268.0				(268.0)		—				—
Shares issued in public offering (net of issuance cost of Rs. 1,262.9 million)	208,888,078		208.9		235,687.3								235,896.2				235,896.2
Shares issued upon exercise of options	47,544,608		47.5		21,960.7								22,008.2				22,008.2
Share-based compensation					5,343.3								5,343.3				5,343.3
Dividends, including dividend tax							(41,015.2)						(41,015.2)				(41,015.2)
Change in ownership interest in subsidiary					201.9								201.9		(201.9)		—
Shares issued to noncontrolling interest													—		459.8		459.8
Transfer to statutory reserve							(54,997.6)		54,997.6				—				—
Net income							220,103.8						220,103.8		461.7		220,565.5
Net change in accumulated other comprehensive income											15,873.5		15,873.5				15,873.5
Balance at March 31, 2019	5,446,613,220	Rs.	5,446.6	Rs.	739,763.6	Rs.	587,235.2	Rs.	288,321.1	Rs.	11,808.8	Rs.	1,632,575.3	Rs.	3,049.3	Rs.	1,635,624.6

(1)	Effective April 1, 2018, the Bank adopted ASU 2016-01 “Financial Instruments—Overall (Subtopic 825-10)(see note 19)
See accompanying notes to consolidated financial statements
F-
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2019	5,446,613,220	Rs.	5,446.6	Rs.	739,763.6	Rs.	587,235.2	Rs.	288,321.1	Rs.	11,808.8	Rs.	1,632,575.3	Rs.	3,049.3	Rs.	1,635,624.6
Shares issued upon exercise of options	36,673,240		36.7		18,450.1								18,486.8				18,486.8
Share-based compensation					7,476.1								7,476.1				7,476.1
Dividends, including dividend tax							(66,447.3)						(66,447.3)				(66,447.3)
Change in ownership interest in subsidiary					198.8								198.8		(198.8)		—
Shares issued to noncontrolling interest													—		466.8		466.8
Transfer to statutory reserve							(67,717.2)		67,717.2				—				—
Net income							260,269.9						260,269.9		94.1		260,364.0
Net change in accumulated other comprehensive income											40,522.8		40,522.8				40,522.8
Balance at March 31, 2020	5,483,286,460	Rs.	5,483.3	Rs.	765,888.6	Rs.	713,340.6	Rs.	356,038.3	Rs.	52,331.6	Rs.	1,893,082.4	Rs.	3,411.4	Rs.	1,896,493.8
Balance at March 31, 2020	5,483,286,460	US$	72.7	US$	10,159.0	US$	9,462.0	US$	4,722.6	US$	694.1	US$	25,110.4	US$	45.3	US$	25,155.7

*
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to consolidated financial statements
F-
10

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
The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 21.4% and 21.2% of the Bank’s equity as of March 31, 2019 and March 31, 2020, respectively. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.
By
way of
an ordinary resolution on July 12, 2019, the shareholders of the Bank approved a subdivision (stock split) of the
Bank’s

equity shares to reduce the face value of each equity share from Rs.
2.0
to Rs.
1.0
 per equity share effective as of September 20, 2019. The number of issued and subscribed equity shares increased to
5,470,763,894
shares of par value Rs.
1.0
each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three equity
shares.
On July 17, 2018, the Bank made a preferential allotment of 78,193,634 equity shares to Housing Development Finance Corporation Limited at an issue price of Rs. 1,087.05 per equity share. On August 2, 2018, the Bank issued 35,000,000 American Depositary Shares (ADSs) representing 105,000,000 equity shares at a price of US$ 52.00 per ADS. The Bank also allotted 25,694,444 equity shares pursuant to a qualified institutional placement (QIP) offering at a price of Rs. 1,080.0 per equity shares. The total number of shares issued pursuant to exercise of stock options during the period is 47,544,608 shares
.
The Bank’s principal business activities are retail banking, wholesale banking and treasury services. The Bank’s retail banking division provides a variety of deposit products as well as loans, credit cards, debit cards, third-party mutual funds and insurance, depositary services, trade finance, foreign exchange and derivative services and sale of gold bars. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading, foreign exchange, and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.
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
b. Basis of presentation
These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include: determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination, lease accounting and the presentation format and disclosures of the financial statements and related notes.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
c. Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, other than temporary impairment, valuation of derivatives, stock-based compensation, unrecognized tax benefits, valuation of lease liabilities and impairment assessment of goodwill.
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

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The Bank adopted ASU 2016-01 and ASU 2018-03 with effect from April 1, 2018. The available-for-sale category was eliminated for equity securities which were reclassified to other assets. This resulted in a cumulative catch-up reclassification from AOCI to retained earnings (see note 14). Marketable securities are measured at fair value, change in fair value recorded in earnings. Non- marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. The Bank’s review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.
Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.
Transfers between categories are recorded at fair value on the date of the transfer.
g. Impairment of debt securities
Declines in the fair values of held to maturity and available for sale debt securities below their carrying value that are other than temporary are reflected in net income as other than temporary impairment losses, based on management’s best estimate of the fair value of the investment. The Bank conducts a review each year to identify other than temporary declines based on an evaluation of all significant factors. The Bank’s review of impairment generally entails identification and evaluation of investments that have indications of possible impairment, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analysis, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that are other than temporary are measured on a case-by-case basis together with loans to those customers. The Bank does not recognize an impairment for debt securities if the cause of the decline is related solely to interest rate increase and the Bank does not intend to sell the security and it is not more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis
h. Loans
The Bank grants retail and wholesale loans to customers.
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted for an allowance for credit losses. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to net income over the lives of the related loans.
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
The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, the Bank monitors loan to value ratios for loan against securities. The loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible.

Subsequent recoveries, if any, against write-off cases, are adjusted to allowance for credit losses in the consolidated statement of income.
The Bank also records unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimates its unallocated allowance for retail loans based on its probability of default and loss given default, determined for the respective risk pools.
Wholesale
The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off cases, are adjusted to allowance for credit losses in the consolidated statement of income.
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

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The Bank has also established an unallocated allowance for wholesale standard loans based on the internal rating grades assigned, and the probability of default associated with internal rating grade pools and the loss given default.
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
k. Property and equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of property and equipment on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Premises	1.63%
Software and systems	20.00%
Equipment and furniture	10.00%-33.33%
For assets purchased and sold during the year, depreciation is provided on a pro rata basis by the Bank and capital advances are included in other assets. Improvements to leasehold premises are charged off over the remaining primary period of the lease.
l. Lease accounting
Effective April 1, 2019, the Bank adopted FASB ASU 2016-02 “Leases (Topic 842)”. The Bank applied Topic 842 using the modified retrospective method. As a result, comparative information has not been adjusted and continues to be reported under ASC 840. As of April 1, 2019, the date of the Bank’s initial application of ASC 842, the Bank recognized its lease liabilities measured as the present value of lease payments not yet paid, discounted using the incremental borrowing rate as at the date of initial application. The right-of-use asset as of the date of the initial application includes an initial measurement of the lease liabilities adjusted for accrued lease payments as of date of initial application.
At the inception of the contract, the Bank assesses whether the contract, is or contains, a lease. The Bank’s assessment is based on whether(1) the contract involves the use of distinct identified assets, (2) the Bank has the right to substantially all the economic benefit from the use of the asset throughout the term of the contract, and (3) the Bank has the right to direct the use of the asset. Leases are examined for classification as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria is met (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for the major part of the remaining useful life of the asset or (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of the above criteria.
The Banks’s lessee arrangements consist of operating leases. The Bank records right-of-use assets and lease liabilities at the lease commencement date. Right-of-use assets are reported in other assets on the Consolidated Balance Sheets, and the related lease liabilities are reported in accrued expenses and other liabilities. The Bank has elected not to record right-of-use assets for short-term-leases that have a lease term of 12 months or less and thus, all leases with a lease term exceeding 12 months are recorded on the consolidated balance sheet.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Lease expense is recognized on a straight-line basis over the lease term and is recorded in non-interest expense- premises and equipment in the consolidated statements of income. The Bank made an accounting policy decision not to separate lease and non-lease components of a contract that is or contains a lease. At the lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate as at the date of the lease commencement. Right-of-use assets initially equal the lease liabilities, adjusted for any lease payments made prior to lease commencement and for any lease incentives.
The Bank assesses leased assets for impairment, and if the carrying amount of the leased asset exceeds the undiscounted cash flows from the lease payments and the estimated residual value upon disposition of the leased asset, an impairment loss is recognized.
m. Impairment or disposal of tangible long-lived assets
Whenever events or circumstances indicate that the carrying amount of tangible long lived assets may not be recoverable, the Bank subjects such long lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Bank recognizes an impairment loss estimated as the difference between the carrying value and the net realizable value.
n. Income tax
Income tax expense/benefit consists of the current tax expense and the net change in deferred tax assets or liabilities during the year.
Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying values of assets and liabilities for financial reporting purposes and their respective tax bases, and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized based on management’s judgment. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.
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
The Bank accounted for dividend distribution tax in equity in the year in which a dividend is declared. With effect from April 1, 2020, no direct tax required to be paid by the Bank since dividend distribution tax payable on dividend distributed have been abolished.
The Bank follows specific identification method for releasing income tax effects from accumulated other comprehensive income.
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
v. Business combination
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
x. Recently adopted accounting standards
In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”. The update generally requires recognition of lease assets and lease liabilities on the balance sheet and disclosure of key information about leasing arrangements. In particular, the guidance requires a lessee, of operating or finance leases, to recognize on the balance sheet a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with lease term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Previously, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases. Lessor accounting is largely unchanged. The Bank adopted the FASB guidance effective April 1, 2019. To transition to the new guidance, the Bank elected several available practical expedients, including not to reassess the classification of its existing leases, any initial direct costs associated with the leases, or whether any existing contracts are or contain leases. In addition, the Bank elected not to provide a comparative presentation for fiscal 2019 and 2018. At adoption, the Bank recognized a lease liability of Rs. 56.9 billion and a corresponding right-of-use asset of approximately
Rs. 53.0
billion on the consolidated balance sheet related to its future lease payments as a lessee under operating leases. Adoption of the ASU did not have a material impact on the consolidated statement of income and cash flows. See note 27 for additional details.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
x. Recently issued accounting pronouncements not yet effective
In June 2016, the FASB issued ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In regard to Available-for-Sale Debt Securities, the credit losses are required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. While the update changes the measurement of the allowance for credit losses, it does not change the credit risk for the Bank’s loan portfolios. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, viz. ASUs 2018-19, 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Bank will adopt the guidance in fiscal 2021. Key implementation initiatives have included model development and validation, data acquisition for model estimation and new disclosures, and the establishment of policies encompassing aspects of the standard including internal controls. The allowance methodologies and model duly validated and tested, will be implemented
for fiscal 2021. At the date of adoption, the ASU will result in a negative adjustment to retained earnings. The ultimate impact is dependent on the finalization of the
assessment of the characteristics of the Bank’s portfolio, macroeconomic conditions and related forecasts at date of adoption and the potential impact of COVID-19. On adoption, the CECL transitional amount
(
being
a
cumulative effect adjustment
)
will be included in shareholders’ equity. This will have no impact on the Bank’s regulatory capital requirements which is based on Indian GAAP.
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

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
In August 2018, the FASB issued ASU No. 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments modify certain disclosure requirements for fair value measurements. Entities are required to disclose and describe the range and weighted-average of significant observable inputs used to prospectively develop Level 3 fair value measurements. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.
In August 2018, the FASB issued ASU No. 2018-15 “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s
A
ccounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The update aligns the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software, regardless of whether they convey a license to the hosted software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by this ASU. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. An entity has the option to apply amendments in the ASU either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2021. The adoption of this guidance is not expected to have a material impact on the Bank’s consolidated financial position or results of operations.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” This ASU is part of the FASB’s initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. The ASU removes specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2022. The Bank is currently assessing the impact of this guidance will have on its consolidated financial position or results of operations.
In January 2020, the FASB issued ASU 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity with
the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Bank expects to adopt the guidance in fiscal 2022. The Bank is currently assessing the impact of this guidance will have on its consolidated financial position or results of operations.
In March 2020, the FASB issued ASU No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides for
optional expedients and
other
guidance
related to modification of contracts
, hedging relationships, and other transactions
affected by
reference rate reform. The ASU also provides an election to account for certain contract amendments related to reference rate reform as modifications rather than extinguishments without the requirement to assess the significance of the amendments. The various practical expedients and elections allow hedge accounting to continue uninterrupted during the transition period. The amendments
in
the update are elective and applicable on issue
. The Bank is currently assessing the
various practical expedients and elections provided in the
update and its
suitability and
impact on the Bank’s transition away from LIBOR for its financial instrument.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
y. Convenience translation
The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2020 have been translated into U.S. dollars at U.S.$1.00 = Rs. 75.39 as published by the Federal Reserve Board of New York on March 31, 2020. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
3. Cash and due from banks, and restricted cash
The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. As prescribed by the
RBI, the cash reserve ratio has to be maintained on an average basis for a two-week period. The average balance maintained for the such
 two-week period should not fall below the prescribed threshold limit. Non-maintenance of the requisite balance is subject to levy of penalty. The Bank has classified the cash reserve maintained with the RBI as restricted cash or restricted cash equivalents (restricted cash).
The cash and due from banks, and restricted cash consist of restricted cash of Rs. 383,503.0 million and Rs. 361,409.5 million (US$ 4,793.9 million) as at March 31, 2019 and March 31, 2020, respectively.
4. Investments, held for trading
The portfolio of trading securities as of March 31, 2019 and March 31, 2020 was as follows:

	As of March 31, 2019
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	134,084.9	Rs.	163.2	Rs.	0.1	Rs.	134,248.0
Other corporate/financial institution securities		33,990.6		15.8		1.1		34,005.3

Total debt securities	Rs.	168,075.5	Rs.	179.0	Rs.	1.2	Rs.	168,253.3
Other securities (including mutual fund units)		96,935.6		327.2		—		97,262.8

Total	Rs.	265,011.1	Rs.	506.2	Rs.	1.2	Rs.	265,516.1

	As of March 31, 2020
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	207,131.4	Rs.	592.9	Rs.	17.2	Rs.	207,707.1
Other corporate/financial institution securities		4,495.9		7.1		32.5		4,470.5

Total debt securities	Rs.	211,627.3	Rs.	600.0	Rs.	49.7	Rs.	212,177.6
Other securities (including mutual fund units)		92,683.9		101.4		—		92,785.3
Total	Rs.	304,311.2	Rs.	701.4	Rs.	49.7	Rs.	304,962.9

Total	US$	4,036.5	US$	9.3	US$	0.7	US$	4,045.1

F-2
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
5. Investments, available for sale debt securities
The portfolio of available for sale debt securities as of March 31, 2019 and March 31, 2020 was as follows:

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

	As of March 31, 2020
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,637,464.4	Rs.	52,630.0	Rs.	1,491.6	Rs.	2,688,602.8
State government securities		177,055.9		11,337.7		—		188,393.6
Government securities outside India		8,367.0		48.4		—		8,415.4
Credit substitutes (see note 7)		360,741.5		2,309.5		677.3		362,373.7
Other corporate/financial institution bonds		29,710.9		212.8		409.6		29,514.1

Debt securities, other than asset and mortgage-backed securities		3,213,339.7		66,538.4		2,578.5		3,277,299.6
Mortgage-backed securities		37.3		0.8		—		38.1
Asset-backed securities		125,931.2		1,746.0		150.0		127,527.2
Other securities (including mutual fund units)		1,424.1		0.2		—		1,424.3

Total	Rs.	3,340,732.3	Rs.	68,285.4	Rs.	2,728.5	Rs.	3,406,289.2

Total	US$	44,312.6	US$	905.8	US$	36.2	US$	45,182.2

Securities with gross unrealized losses							Rs.	300,932.1
Securities with gross unrealized gains								3,105,357.1

							Rs.	3,406,289.2

							US$	45,182.2

F-2
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
AFS investments of Rs. 2,309,003.7 million and Rs. 2,876,996.4 million (US$ 38,161.5 million) as of March 31, 2019 and March 31, 2020, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,634,673.3 million as of March 31, 2019 and Rs. 1,760,859.1 million (US$ 23,356.7 million) as of March 31, 2020, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.
The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 149.1 million, Rs. 1,081.0 million and Rs. 9,109.0 million (USD 120.8 million) as other than temporary impairment in fiscal year 2018, 2019 and 2020, respectively, because the Bank intends to sell the securities before recovery of their amortized cost. The Bank is of the opinion that the other unrealized losses on its investments in debt securities as of March 31, 2020 are temporary in nature. As of March 31, 2019 and March 31, 2020, the Bank did not hold any debt securities with credit losses for which a portion of other-than-temporary impairment was recognized in other comprehensive income.
The gross unrealized losses and fair value of available for sale debt securities at March 31, 2019 was as follows:

	As of March 31, 2019
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	—	Rs.	—	Rs.	568,759.0	Rs.	9,834.9	Rs.	568,759.0	Rs.	9,834.9
State government securities		—		—		27,415.5		475.7		27,415.5		475.7
Government securities outside India		—		—		—		—		—		—
Credit substitutes (see note 7)		17,996.3		88.1		165,700.5		1,475.7		183,696.8		1,563.8
Other corporate/financial institution bonds		—		—		2,117.6		6.3		2,117.6		6.3

Debt securities, other than asset and mortgage-backed securities		17,996.3		88.1		763,992.6		11,792.6		781,988.9		11,880.7
Mortgage-backed securities		—		—		45.7		0.4		45.7		0.4
Asset-backed securities		14,191.2		48.9		3,492.7		73.3		17,683.9		122.2
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	32,187.5	Rs.	137.0	Rs.	767,531.0	Rs.	11,866.3	Rs.	799,718.5	Rs.	12,003.3

F-2
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The gross unrealized losses and fair value of available for sale debt securities at March 31, 2020 was as follows:

	As of March 31, 2020
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	24,492.8	Rs.	69.8	Rs.	158,735.8	Rs.	1,421.8	Rs.	183,228.6	Rs.	1,491.6
State government securities		—		—		—		—		—		—
Government securities outside India		—		—		—		—		—		—
Credit substitutes (see note 7)		38,039.9		481.2		18,680.4		196.1		56,720.3		677.3
Other corporate/financial institution bonds		18,626.2		409.6		—		—		18,626.2		409.6

Debt securities, other than asset and mortgage-backed securities		81,158.9		960.6		177,416.2		1,617.9		258,575.1		2,578.5
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		41,510.7		144.7		846.3		5.3		42,357.0		150.0
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	122,669.6	Rs.	1,105.3	Rs.	178,262.5	Rs.	1,623.2	Rs.	300,932.1	Rs.	2,728.5

Total	US$	1,627.1	US$	14.7	US$	2,364.5	US$	21.5	US$	3,991.6	US$	36.2

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2020 is set out below:

	As of March 31, 2020
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	1,112,389.9	Rs.	1,115,946.4	US$	14,802.3
Over one year through five years		838,625.0		861,818.8		11,431.5
Over five years through ten years		916,798.3		946,302.3		12,552.1
Over ten years		345,526.5		353,232.1		4,685.4

Total	Rs.	3,213,339.7	Rs.	3,277,299.6	US$	43,471.3

The contractual residual maturity of available for sale mortgage-backed and asset-backed debt securities as of March 31, 2020 is set out below:

	As of March 31, 2020
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	47,973.3	Rs.	48,473.5	US$	643.0
Over one year through five years		75,458.2		76,412.3		1,013.6
Over five years through ten years		1,576.5		1,621.6		21.5
Over ten years		960.5		1,057.9		14.0

Total	Rs.	125,968.5	Rs.	127,565.3	US$	1,692.1

F-2
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Gross realized gains and gross realized losses from sale of available for sale debt securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2018		2019		2020		2020
	(In millions)
Gross realized gains on sale	Rs.	11,433.8	Rs.	3,788.1	Rs.	26,128.1	US$	346.6
Gross realized losses on sale		(580.6)		(1,192.1)		(301.9)		(4.0)

Realized gains (losses), net		10,853.2		2,596.0		25,826.2		342.6
Dividends and interest		158,209.2		190,992.5		198,383.2		2,631.4

Total	Rs.	169,062.4	Rs.	193,588.5	Rs.	224,209.4	US$	2,974.0

6. Investments, held to maturity
There were no HTM securities as of March 31, 2019 and March 31, 2020.
7. Credit substitutes
Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2019 and March 31, 2020 were as follows:

	As of March 31,
	2019				2020
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute debt securities:
Debentures	Rs.	247,869.1	Rs.	247,152.5	Rs.	236,717.2	Rs.	237,980.3
Commercial paper		25,681.6		25,734.3		124,024.3		124,393.4
Total	Rs.	273,550.7	Rs.	272,886.8	Rs.	360,741.5	Rs.	362,373.7

					US$	4,785.0	US$	4,806.7

The fair values of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for other than temporary impairments is as follows:

	As of March 31,
	2019	2020	2020
	(In millions)
Pass	Rs.272,886.8	Rs.362,373.7	US$	4,806.7
Impaired—gross balance	—	—		—
Less: amounts provided for other than temporary impairments	—	—		—

Impaired credit substitutes, net	—	—		—

Total credit substitutes, net	Rs.272,886.8	Rs.362,373.7	US$	4,806.7

F-2
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Impaired credit substitutes:

As of March 31,
	2019		2020		2020
(In millions)
Gross impaired credit substitutes	Rs	—	Rs	—	US$	—
Gross impaired credit substitutes by industry	Rs.	—	Rs.	—	US$	—
Average impaired credit substitutes	Rs.	—	Rs.	—	US$	—
Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—
As of March 31, 2020, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.
8. Repurchase and resell agreements
Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2018, March 31, 2019 and March 31, 2020. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.
a. Securities purchased under agreements to resell
Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2019 and March 31, 2020 were Rs. 76,213.5 million and Rs. 250,000.0 million (US$ 3,316.1 million), respectively

(see note 24).
b. Securities sold under repurchase agreements
Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2019 and March 31, 2020 were Rs. 174,000.0 and Rs. 507,982.0 million (US$ 6,738.1 million), respectively. The Government of India securities are pledged as collateral

(see note 24).
F-2
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
9. Loans
Loan balances include Rs. 780,869.5 million and Rs. 574,064.8 million (US$ 7,614.6 million) as of March 31, 2019 and March 31, 2020, respectively, which have been provided as collateral for borrowings and are therefore restricted.
Loans by facility as of March 31, 2019 and March 31, 2020 were as follows:

	As of March 31,
	2019		2020		2020
	(In millions)
Retail loans:
Auto loans	Rs.	951,744.2	Rs.	952,053.1	US$	12,628.4
Personal loans/Credit cards		1,538,107.4		1,920,601.6		25,475.5
Retail business banking		1,478,317.8		1,658,770.3		22,002.5
Commercial vehicle and construction equipment finance		746,288.0		747,382.4		9,913.5
Housing loans		513,771.6		634,612.4		8,417.7
Other retail loans		1,009,674.6		1,127,380.6		14,954.0

Subtotal	Rs.	6,237,903.6	Rs.	7,040,800.4	US$	93,391.6
Wholesale loans	Rs.	2,873,561.0	Rs.	3,583,055.2	US$	47,527.0

Gross loans		9,111,464.6		10,623,855.6		140,918.6
Less: Allowance for credit losses		148,232.0		198,833.2		2,637.4

Total	Rs.	8,963,232.6	Rs.	10,425,022.4	US$	138,281.2

The maturity of gross loans as of March 31, 2020 is set out below:

	As of March 31, 2020
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	1,718,893.5	Rs.	2,140,034.9	Rs.	3,858,928.4
Over one year through five years		1,191,304.1		4,290,512.7		5,481,816.8
Over five years		672,857.6		610,252.8		1,283,110.4

Total gross loans	Rs.	3,583,055.2	Rs.	7,040,800.4	Rs.	10,623,855.6

Total gross loans	US$	47,527.0	US$	93,391.6	US$	140,918.6

Gross loans analyzed by performance are as follows:

	As of March 31,
	2019		2020		2020
	(In millions)
Performing	Rs.	8,971,042.1	Rs.	10,466,428.7	US$	138,830.5
Impaired		140,422.5		157,426.9		2,088.1

Total gross loans	Rs.	9,111,464.6	Rs.	10,623,855.6	US$	140,918.6

F-2
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table provides details of age analysis of loans as of March 31, 2019 and March 31, 2020.

	As of March 31, 2019
	31-90 days past due		Impaired / 91 days or more past due		Current 1,2		Total
	(In millions)
Retail Loans
Auto loans	Rs.	4,807.0	Rs.	13,606.7	Rs.	933,330.5	Rs.	951,744.2
Personal loans/Credit card		11,520.2		15,781.5		1,510,805.7		1,538,107.4
Retail business banking		9,087.9		29,945.0		1,439,284.9		1,478,317.8
Commercial vehicle and construction equipment finance		9,225.0		11,254.9		725,808.1		746,288.0
Housing loans		784.9		2,157.1		510,829.6		513,771.6
Other retail		9,480.1		29,523.6		970,670.9		1,009,674.6
Wholesale loans		202.9		38,153.7		2,835,204.4		2,873,561.0

Total	Rs.	45,108.0	Rs.	140,422.5	Rs.	8,925,934.1	Rs.	9,111,464.6

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 34.0 billion.

	As of March 31, 2020
	31-90 days past due		Impaired / 91 days or more past due		Current 1,2		Total
	(In millions)
Retail Loans
Auto loans	Rs.	4,049.3	Rs.	15,279.2	Rs.	932,724.6	Rs.	952,053.1
Personal loans/Credit card		16,819.3		14,481.7		1,889,300.6		1,920,601.6
Retail business banking		15,210.9		32,866.3		1,610,693.1		1,658,770.3
Commercial vehicle and construction equipment finance		17,679.2		22,992.2		706,711.0		747,382.4
Housing loans		3,330.9		2,921.3		628,360.2		634,612.4
Other retail		13,038.1		33,462.8		1,080,879.7		1,127,380.6
Wholesale loans		5,126.9		35,423.4		3,542,504.9		3,583,055.2

Total	Rs.	75,254.6	Rs.	157,426.9	Rs.	10,391,174.1	Rs.	10,623,855.6

Total	US$	998.1	US$	2,088.1	US$	137,832.4	US$	140,918.6

1)	Loans up to 30 days past due are considered current
2)	Includes crop related agricultural loans with days past due less than 366 as they are not considered as impaired Rs. 39.0 billion.
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
F-2
9

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
The amount of purchased financing receivable outstanding as of March 31, 2019 and March 31, 2020 is Rs. 514,756.0 and Rs. 644,672.4, respectively.
Retail Loans
Credit quality indicator based on payment activity as of March 31, 2019 and as of March 31, 2020 is given below:

	As of March 31, 2019
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	938,137.5	Rs.	1,522,325.9	Rs.	1,448,372.8	Rs.	735,033.1	Rs.	511,614.5	Rs.	980,151.0	Rs.	6,135,634.8
Impaired		13,606.7		15,781.5		29,945.0		11,254.9		2,157.1		29,523.6		102,268.8

Total	Rs.	951,744.2	Rs.	1,538,107.4	Rs.	1,478,317.8	Rs.	746,288.0	Rs.	513,771.6	Rs.	1,009,674.6	Rs.	6,237,903.6

	As of March 31, 2020
	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Total
	(In millions)
Performing	Rs.	936,773.9	Rs.	1,906,119.9	Rs.	1,625,904.0	Rs.	724,390.2	Rs.	631,691.1	Rs.	1,093,917.8	Rs.	6,918,796.9
Impaired		15,279.2		14,481.7		32,866.3		22,992.2		2,921.3		33,462.8		122,003.5

Total	Rs.	952,053.1	Rs.	1,920,601.6	Rs.	1,658,770.3	Rs.	747,382.4	Rs.	634,612.4	Rs.	1,127,380.6	Rs.	7,040,800.4

Total	US$	12,628.4	US$	25,475.5	US$	22,002.5	US$	9,913.5	US$	8,417.7	US$	14,954.0	US$	93,391.6

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
F-
30

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31,
	2019		2020		2020
	(In millions)
Credit quality indicators-Internally assigned grade and payment activity
Pass	Rs.	2,834,466.7	Rs.	3,524,290.5	US$	46,747.5
Labeled		940.6		23,341.3		309.6
Impaired		38,153.7		35,423.4		469.9

Total	Rs.	2,873,561.0	Rs.	3,583,055.2	US$	47,527.0

Impaired loans are those for which the Bank believes that it is probable that it will not collect all amounts due according to the original contractual terms of the loans and includes troubled debt restructuring. The following table provides details of impaired loans as of March 31, 2019 and March 31, 2020.

	As of March 31, 2019
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	13,606.7	Rs.	13,606.7	Rs.	6,169.0	Rs.	11,120.6	Rs.	13,606.7
Personal loans/Credit card		15,781.5		15,781.5		9,694.0		12,966.2		15,781.5
Retail business banking		29,945.0		29,945.0		21,595.3		27,746.1		29,945.0
Commercial vehicle and construction equipment finance		11,254.9		11,254.9		6,544.8		9,111.5		11,254.9
Housing loans		2,157.1		2,157.1		1,105.2		2,028.3		2,157.1
Other retail		29,523.6		29,523.6		20,441.5		26,114.0		29,523.6
Wholesale loans		38,153.7		38,153.7		20,233.2		35,483.3		38,153.7

Total	Rs.	140,422.5	Rs.	140,422.5	Rs.	85,783.0	Rs.	124,570.0	Rs.	140,422.5

	As of March 31, 2020
	Recorded investments		Unpaid principal balance		Related specific allowance		Average recorded investments		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	15,279.2	Rs.	15,279.2	Rs.	7,814.5	Rs.	14,443.0	Rs.	15,279.2
Personal loans/Credit card		14,481.7		14,481.7		8,535.1		15,131.6		14,481.7
Retail business banking		32,866.3		32,866.3		21,687.4		31,405.7		32,866.3
Commercial vehicle and construction equipment finance		22,992.2		22,992.2		11,607.3		17,123.6		22,992.2
Housing loans		2,921.3		2,921.3		1,414.7		2,539.2		2,921.3
Other retail		33,462.8		33,462.8		24,116.5		31,493.2		33,462.8
Wholesale loans		35,423.4		35,423.4		26,426.4		36,788.6		35,423.4

Total	Rs.	157,426.9	Rs.	157,426.9	Rs.	101,601.9	Rs.	148,924.9	Rs.	157,426.9

Total	US$	2,088.1	US$	2,088.1	US$	1,347.7	US$	1,975.4	US$	2,088.1

F-3
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Impaired loans by industry as of March 31, 2019 and March 31, 2020 are as follows:

	As of March 31, 2019
	(In millions)
Gross impaired loans by industry:
—Consumer Loans	Rs.	22,513.7
—Agriculture Production—Food		18,915.0
—Wholesale Trade- Non Industrial		15,856.7
—Food and Beverage		8,577.3
—Retail Trade		7,767.0
—Others (none greater than 5% of impaired loans)		66,792.8

Total	Rs.	140,422.5

	As of March 31, 2020
	(In millions)
Gross impaired loans by industry:
—Agri Production—Food	Rs.	22,546.3	US$	299.1
—Consumer Loans		21,718.9		288.1
—Road Transportation		13,067.6		173.3
—Retail Trade		8,823.1		117.0
—Food and Beverage		8,137.5		107.9
—Others (none greater than 5% of impaired loans)		83,133.5		1,102.7

Total	Rs.	157,426.9	US$	2,088.1

Summary information relating to impaired loans during the fiscal year ended March 31, 2018, March 31, 2019 and March 31, 2020 is as follows:

	Fiscal year ended March 31,
	2018		2019		2020		2020
	(In millions)
Average impaired loans, net of allowance	Rs.	41,683.2	Rs.	50,378.2	Rs.	55,232.3	US$	732.6
Interest income recognized on impaired loans	Rs.	7,433.7	Rs.	6,994.7	Rs.	10,160.5	US$	134.8
F-3
2

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
r
etail loans is Rs. 12,254.3 million and from
w
holesale loans is Rs. 336.5 million.
Allowances for credit losses as of March 31, 2019 are as follows:

	As of March 31, 2019
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	3,682.2	Rs.	6,182.6	Rs.	18,709.4	Rs.	4,806.1	Rs.	974.4	Rs.	12,922.8	Rs.	15,323.0	Rs.	42,147.4	Rs.	7,759.3	Rs.	112,507.2
Write-offs		(9,155.3)		(25,197.0)		(6,665.5)		(4,812.8)		(93.3)		(5,652.0)		(1,755.7)		—		—		(53,331.6)
Net allowance for credit losses*		11,642.1		28,708.4		9,551.4		6,551.5		224.1		13,170.7		6,665.9		10,793.7		1,748.6		89,056.4
Allowance for credit losses, end of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	20,233.2	Rs.	—	Rs.	—	Rs.	20,233.2
Allowance collectively evaluated for impairment		6,169.0		9,694.0		21,595.3		6,544.8		1,105.2		20,441.5		—		52,941.1		9,507.9		127,998.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		38,153.7		—		—		38,153.7
Loans collectively evaluated for impairment		13,606.7		15,781.5		29,945.0		11,254.9		2,157.1		29,523.6		—		6,135,634.8		2,835,407.3		9,073,310.9

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 16,777.1 million. Recoveries from
r
etail loans is Rs. 16,590.9 million and from wholesale loans is Rs. 186.2 million.
F-3
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Allowances for credit losses as of March 31, 2020 are as follows:

	As of March 31, 2020
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0	US$	1,966.2
Write-offs		(11,524.3)		(41,646.3)		(9,379.0)		(10,838.5)		(130.3)		(12,833.1)		(6,328.1)		—		—		(92,679.6)		(1,229.3)
Net allowance for credit losses*		13,169.8		40,487.4		9,471.1		15,901.0		439.8		16,508.1		12,521.3		31,088.3		3,694.0		143,280.8		1,900.5
Allowance for credit losses, end of the period	Rs.	7,814.5	Rs.	8,535.1	Rs.	21,687.4	Rs.	11,607.3	Rs.	1,414.7	Rs.	24,116.5	Rs.	26,426.4	Rs.	84,029.4	Rs.	13,201.9	Rs.	198,833.2	US$	2,637.4

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	26,426.4	Rs.	—	Rs.	—	Rs.	26,426.4	US$	350.5
Allowance collectively evaluated for impairment		7,814.5		8,535.1		21,687.4		11,607.3		1,414.7		24,116.5		—		84,029.4		13,201.9		172,406.8		2,286.9
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		35,423.4		—		—		35,423.4		469.9
Loans collectively evaluated for impairment		15,279.2		14,481.7		32,866.3		22,992.2		2,921.3		33,462.8		—		6,918,796.9		3,547,631.8		10,588,432.2		140,448.8

*	Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs 25,658.9 million (US$ 340.3 million). Recoveries from
r
etail loans is Rs.22,548.7 million and from wholesale loans is Rs. 3,110.2 million.
The unallocated allowance is assessed at each period end and the increase/(decrease), as the case may be is recorded in the income statement under allowance for credit losses net of recoveries against write-offs. There is no transfer of amounts to or from the unallocated category to the specific category.
F-3
4

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
During fiscal 2020, the Bank implemented the package announced by RBI on account of COVID-19 situation which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. These did not meet the conditions to be classified as TDR. The following table summarizes the Bank’s TDR modifications during the fiscal year ended March 31, 2019 and March 31, 2020 presented by primary modification type and includes the financial effects of these modifications.There was no TDR modification during fiscal year ended March 31, 2018.

	Fiscal year ended March 31, 2019
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail Loans:
Retail business banking	Rs.	17.9	Rs.	—	Rs.	17.9	Rs.	—	Rs.	—	Rs.	4.5
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		—		—		—		—		—		—

Total (4)	Rs.	17.9	Rs.	—	Rs.	17.9	Rs.	—	Rs.	—	Rs.	4.5

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2019 comprised of one case.

	Fiscal year ended March 31, 2020
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail Loans:
Retail business banking	Rs.	964.1	Rs.	—	Rs.	964.1	Rs.	—	Rs.	—	Rs.	43.1
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		—		—		—		—		—		—

Total (4)	Rs.	964.1	Rs.	—	Rs.	964.1	Rs.	—	Rs.	—	Rs.	43.1

Total (4)	US$	12.8	US$	—	US$	12.8	US$	—	US$	—	US$	0.6

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2020 comprised of 13 case s .
F-3
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below summarizes TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

	As of March 31, 2020
	recorded investments
	(In millions)
Retail loans:
Retail business banking	Rs.	17.9
Commercial vehicle and construction equipment finance		—
Wholesale loans		—

Total	Rs.	17.9

Total	US$	0.2

Interest on loans by facility are as follows:

	Fiscal year ended March 31,
	2018		2019		2020		2020
	(In millions)
Wholesale loans	Rs.	152,124.6	Rs.	199,928.0	Rs.	245,504.7	US$	3,256.5
Retail loans		515,334.1		627,755.0		736,290.1		9,766.4

Total	Rs.	667,458.7	Rs.	827,683.0	Rs.	981,794.8	US$	13,022.9

10. Sales/transfer of receivables
The following table summarizes the cash flows received during the years ended March 31, 2018, March 31, 2019 and March 31, 2020 from customers and paid to SPEs/transferees on securitized/ transferred performing loans:

	Fiscal year ended March 31,
	2018		2019		2020		202 0
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	303.9	Rs.	233.5	Rs.	142.9	US$	1.9
Payments made		301.8		237.7		139.3		1.8
Cash flows on retained interests	Rs.	3.8	Rs.	2.1	Rs.	6.1	US$	0.1
Other key disclosures are as follows:

	As of March 31,
	2019		2020		2020
	(In millions)
Transferred receivables with continuing involvement	Rs.	398.4	Rs.	301.1	US$	4.0
Delinquencies		253.8		262.0		3.5
Credit losses		242.0		256.4		3.4
Retained interest in sold receivables		15.9		12.1		0.2
F-3
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables as of March 31, 2019 and March 31, 2020 to immediate 10% and 20% changes in those assumptions:

	As of March 31,
	2019		2020		2020
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	1.7	Rs.	1.3	US$	—
Impact of 20% adverse change		3.3		2.5		—
Expected credit losses:
Impact of 10% adverse change		2.3		1.8		—
Impact of 20% adverse change		4.5		3.6		—
Weighted average life in years of the securitized receivables is not subject to change, except in the case of a change in the prepayment rate assumption. Consequently, the above sensitivity analysis does not include the impact on the estimated fair values of the retained interests due to an adverse change in the weighted average life in years and the discount rate.
These sensitivities are hypothetical and should be used with appropriate caution. A 10% change in the assumptions may not result in proportionate changes in the fair values of retained interests. Adverse changes assumed in the above analysis and the resultant change in the fair values of retained interests are calculated independent of each other. In reality, any change in one factor may cause a change in the other factors.
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
F-3
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The Bank’s portfolio of loans, credit substitute securities and non-funded exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2019 and March 31, 2020 the exposures are as set forth below.

	As of March 31, 2019
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	2,477,945.6	Rs.	—	Rs.	1,552.1	Rs.	2,479,497.7	23.5
Retail trade		445,757.8		1,170.7		15,051.6		461,980.1	4.4
NBFC/Financial Intermediaries		311,477.1		98,274.0		13,203.1		422,954.2	4.0
Automobile & Auto Ancillary		352,979.1		10,413.9		32,546.7		395,939.7	3.8
Road Transportation		376,547.1		—		9,808.2		386,355.3	3.7
Consumer Services		354,060.4		3,957.3		13,757.6		371,775.3	3.5
Agriculture Production — Food		330,092.5		—		728.8		330,821.3	3.1
Power		251,169.4		37,188.7		39,998.4		328,356.5	3.1
Telecom		246,272.4		21,288.6		26,245.9		293,806.9	2.8
Real Estate & Property Services		257,056.8		1,978.8		33,482.7		292,518.3	2.8
Engineering		159,462.7		1,557.3		120,816.0		281,836.0	2.7
Food & Beverage		233,798.9		—		15,325.7		249,124.6	2.4
Business Services		236,853.7		249.2		11,318.3		248,421.2	2.4
Iron & Steel		195,488.6		5,514.4		44,149.5		245,152.5	2.3
Coal & Petroleum Products		92,504.7		705.0		150,857.5		244,067.2	2.3
Wholesale Trade — Industrial		192,708.4		67.8		29,835.7		222,611.9	2.1
Textiles & Garments		187,527.5		4,436.1		26,803.8		218,767.4	2.1
Infrastructure Development		128,273.5		9,035.5		79,596.8		216,905.8	2.1
Wholesale Trade — Non Industrial		200,089.4		248.3		12,218.2		212,555.9	2.0
Others (none greater than 2%)		2,081,399.0		76,801.2		470,669.6		2,628,869.8	24.9

Total	Rs.	9,111,464.6	Rs.	272,886.8	Rs.	1,147,966.2	Rs.	10,532,317.6	100.0

F-3
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2020
Category	Gross loans		Fair Values Of Credit Substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	2,958,437.7	Rs.	2,756.6	Rs.	446.4	Rs.	2,961,640.7	US$	39,284.3	24.3
Retail Trade		533,155.3		343.7		22,820.3		556,319.3		7,379.2	4.6
Power		458,628.1		48,997.7		41,445.6		549,071.4		7,283.1	4.5
Consumer Services		399,046.4		2,015.1		19,135.9		420,197.4		5,573.6	3.4
Engineering		240,196.0		12,255.3		144,296.9		396,748.2		5,262.6	3.2
NBFC		317,450.0		76,860.2		1,659.1		395,969.3		5,252.3	3.2
Road Transportation		376,334.2		495.3		10,849.7		387,679.2		5,142.3	3.2
Automobile & Auto Ancillary		330,632.5		18,397.9		33,037.0		382,067.4		5,067.9	3.1
Real Estate & Property Services		280,870.4		4,309.5		36,335.2		321,515.1		4,264.7	2.6
Agri Production — Food		313,143.6		—		833.3		313,976.9		4,164.7	2.6
Coal & Petroleum Products		136,531.9		33,834.9		115,440.2		285,807.0		3,791.0	2.3
Food and Beverage		260,907.9		1,391.3		21,853.6		284,152.8		3,769.1	2.3
Financial Institutions		219,417.5		59,118.8		2,058.7		280,595.0		3,721.9	2.3
Iron and Steel		231,524.9		1,144.7		45,235.4		277,905.0		3,686.2	2.3
Telecom		232,932.0		10,412.6		29,949.6		273,294.2		3,625.1	2.2
Infrastructure Development		165,578.8		2,457.1		104,731.8		272,767.7		3,618.1	2.2
Business Services		244,028.7		2,278.5		15,953.3		262,260.5		3,478.7	2.1
Wholesale Trade — Non Industrial		238,436.5		—		18,766.1		257,202.6		3,411.6	2.1
Wholesale Trade — Industrial		211,849.6		34.2		34,840.2		246,724.0		3,272.6	2.0
Others (none greater than 2%)		2,474,753.6		85,270.3		525,004.6		3,085,028.5		40,920.9	25.5

Total	Rs.	10,623,855.6	Rs.	362,373.7	Rs.	1,224,692.9	Rs.	12,210,922.2	US$	161,969.9	100.0

F-3
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The Bank’s ten largest exposures as of March 31, 2019 and March 31, 2020, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2019
	Funded Exposure	Non-Funded Exposure	Total Exposure
		(In millions)
Borrower 1	Rs. 146,141.2	Rs. 6,457.1	Rs. 152,598.3
Borrower 2	27,488.9	115,089.5	142,578.4
Borrower 3	120,004.3	312.8	120,317.1
Borrower 4	92,271.4	1,200.0	93,471.4
Borrower 5	80,008.5	32.6	80,041.1
Borrower 6	57,604.0	14,843.9	72,447.9
Borrower 7	32,948.9	34,806.0	67,754.9
Borrower 8	51,283.8	15,163.0	66,446.8
Borrower 9	43,602.4	22,513.2	66,115.6
Borrower 10	30,559.1	26,347.9	56,907.0

	As of March 31, 2020
	Funded Exposure	Non-Funded Exposure	Total Exposure	Total Exposure
		(In millions)
Borrower 1	Rs. 243,382.8	Rs. 1,200.0	Rs. 244,582.8	US$	3,244.2
Borrower 2	180,100.0	305.1	180,405.1		2,393.0
Borrower 3	163,738.7	610.9	164,349.6		2,180.0
Borrower 4	74,421.4	75,432.2	149,853.6		1,987.7
Borrower 5	135,455.0	—	135,455.0		1,796.7
Borrower 6	31,934.6	55,651.4	87,586.0		1,161.8
Borrower 7	63,228.0	15,355.2	78,583.2		1,042.4
Borrower 8	75,035.9	221.6	75,257.5		998.2
Borrower 9	75,027.7	182.8	75,210.5		997.6
Borrower 10	51,361.3	22,128.1	73,489.4		974.8
F-
40

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
12. Property and equipment
Property and equipment by asset category is as follows:

	As of March 31,
	2019		2020		2020
	(In millions)
Land and premises	Rs.	18,836.5	Rs.	19,567.6	US$	259.5
Software and systems		29,855.2		33,433.9		443.5
Equipment and furniture		73,601.8		82,179.1		1,090.1

Property and equipment, at cost		122,293.5		135,180.6		1,793.1
Less: Accumulated depreciation		79,105.7		86,852.9		1,152.1

Property and equipment, net	Rs.	43,187.8	Rs.	48,327.7	US$	641.0

Depreciation and amortization charged for the years ended March 31, 2018, March 31, 2019 and March 31, 2020 was Rs. 9,678.9 million, Rs. 12,247.8 million and Rs. 12,800.3 million (US$ 169.8 million), respectively.
13. Goodwill and other intangible assets
Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 994.0 million) for the fiscal year ended March 31, 2019 and the year ended March 31, 2020. The entire amount of goodwill was allocated to the retail business.
The net carrying amount, in total and by class of intangible assets as of March 31, 2019 and March 31, 2020 was nil. The aggregate amortization charged for the years ended March 31, 2018, March 31, 2019 and March 31, 2020 was Rs. 1.0 million, Rs. 1.0 million and nil, respectively.
F-4
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
14. Other assets
Other assets include the following:

	As of March 31,
	2019		2020		2020
	(In millions)
Security deposits for leased property	Rs.	5,112.9	Rs.	5,410.3	US$	71.8
Sundry accounts receivable		49,465.6		55,379.5		734.6
Advance income tax (net of current tax expense)		18,785.7		25,140.7		333.5
Advances		4,213.1		7,639.3		101.3
Prepaid expenses		1,356.7		1,374.6		18.2
Deposits/Margins paid		8,319.8		15,226.9		202.0
Derivatives (refer to note 24)		132,524.1		190,537.6		2,527.4
Term placements		115,428.4		109,372.8		1,450.8
Receivable on account of trade date		4,890.7		221,960.9		2,944.1
Right-of-use assets		—		60,756.9		805.9
Others *		55,636.0		44,552.6		590.9

Total	Rs.	395,733.0	Rs.	737,352.1	US$	9,780.5

*	Effective April 1, 2018, the Bank adopted ASU 2016-01. The equity securities that were previously reported as AFS securities were reclassified to other assets with carrying value amounting to Rs. 1,267.7 million. Others include equity securities with carrying value amounting to Rs. 11,483.4 million and Rs. 11,611.2 million as at March 31, 2019 and March 31, 2020, respectively. Equity securities include non-marketable equity securities carried at cost Rs. 459.4 million and Rs. 696.9 million as at March 31, 2019 and March 31, 2020, respectively. Unrealized gain \ (loss) recognized in non-interest revenue–other, net Rs 6,717.5 million and Rs. (131.1) million for the fiscal year ended March 31, 2019 and March 31, 2020, respectively.
15. Deposits
Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2019 and March 31, 2020 were as follows:

	As of March 31,
	2019		2020		2020
	(In millions)
Interest-bearing:
Savings deposits	Rs.	2,487,001.6	Rs.	3,103,769.5	US$	41,169.5
Time deposits		5,317,715.9		6,626,711.8		87,899.1

Total interest-bearing deposits		7,804,717.5		9,730,481.3		129,068.6
Non-interest-bearing deposits		1,420,309.4		1,731,590.0		22,968.4

Total	Rs.	9,225,026.9	Rs.	11,462,071.3	US$	152,037.0

As of March 31, 2019 and March 31, 2020, time deposits of Rs. 4,570,771.1 million and Rs. 5,233,225.0 million, respectively, had a residual maturity of one year or less. The remaining deposits mature between one and ten years.
As of March 31, 2019 and March 31, 2020, time deposits in excess of Rs.
0.1
 million aggregated Rs. 5,145,912.9 million and Rs. 6,397,698.1 million, respectively.
F-4
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
As of March 31, 20
20
, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2020
	(In millions)
Due to mature in the fiscal year ending March 31:
2021	Rs.	5,233,225.0	US$	69,415.4
2022		992,908.7		13,170.3
2023		251,362.6		3,334.2
2024		66,752.1		885.4
2025		49,990.3		663.1
Thereafter		32,473.1		430.7

Total	Rs.	6,626,711.8	US$	87,899.1

16. Short-term borrowings
Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2019 and March 31, 2020 comprised of the following:

	As of March 31,
	2019		2020		2020
	(In millions)
Borrowed in the call market	Rs.	9,155.9	Rs.	11,339.8	US$	150.4
Term borrowings from institutions/banks		363,921.2		73,737.9		978.1
Foreign currency borrowings		280,980.9		292,339.9		3,877.7

Total	Rs.	654,058.0	Rs.	377,417.6	US$	5,006.2

Total borrowings outstanding:
Maximum amount outstanding	Rs.	957,026.5	Rs.	971,364.0	US$	12,884.5
Average amount outstanding	Rs.	705,161.6	Rs.	493,786.9	US$	6,549.8
Weighted average interest rate		5.3%		3.2%		3.2%
17. Long-term debt
Long-term debt as of March 31, 2019 and March 31, 2020 comprised of the following:

	As of March 31,
	2019		2020		2020
	(In millions)
Subordinated debt	Rs.	211,320.0	Rs.	218,755.0	US$	2,901.6
Others*		833,265.2		808,222.0		10,720.5
Less: Debt issuance cost		(32.2)		(458.7)		(6.0)

Total	Rs.	1,044,553.0	Rs.	1,026,518.3	US$	13,616.1

*	Includes securities sold under repurchase agreements amounting to Rs. 17,260.0 million (USD 228.9
 million
) for the fiscal period ended March 31, 2020 with stated interest rate of 5.15% per annum, under RBI long-term repo operation with
a
three
-
year maturity period.

F-4
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The below table presents the balance of long-term debt as of March 31, 2019 and March 31, 2020 and the related contractual rates and maturity dates:

	As of,
	March 31, 2019				March 31, 2020
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2021-2029	7.56% to 10.20%	Rs.	128,315.8	2021-2030	7.56% to 10.20%	Rs.	133,730.8	US$	1,773.9
Perpetual debt	2023-2029	8.85% to 9.40%		82,997.9	2023-2030	8.84% to 9.70%		84,972.7		1,127.1
Others*
Variable rate—(1)	2020-2022	3.30% to 3.88%		36,288.8	2021-2023	0.80% to 2.87%		59,018.7		782.8
Variable rate—(2)	2020-2024	8.25% to 10.05%		116,615.2	2021-2024	7.50% to 8.95%		118,083.8		1,566.3
Fixed rate—(1)	2020-2029	4.60% to 9.56%		680,335.3	2021-2030	4.15% to 9.56%		630,712.3		8,366.0

Total			Rs.	1,044,553.0			Rs.	1,026,518.3	US$	13,616.1

*	Variable rate (1) represent foreign currency debt. Variable rate debt is typically indexed to LIBOR, T-bill rates, Marginal cost of funds based lending rates (MCLR), among others.
The scheduled maturities of long-term debt are set out below:

	As of March 31, 2020
	(In millions)
Due in the twelve months ending March 31:
2021	Rs. 223,540.8	US$	2,965.1
2022	125,258.5		1,661.5
2023	192,835.2		2,557.8
2024	58,948.6		781.9
2025	60,797.6		806.4
Thereafter	280,164.9		3,716.2

Total (1)	Rs. 941,545.6	US$	12,488.9

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 84,972.7 million (net of debt issuance cost).
During the fiscal year ended March 31, 2020 the Bank issued subordinated debt amounting to Rs. 5,435.0 million (previous period Rs. 6,000.0 million) and perpetual debt amounting to Rs. 2,000.0 million (previous period Rs. 3,000.0 million). During the fiscal year ended March 31, 2020 the Bank also raised other long-term debt amounting to Rs. 264,669.7 million (previous period Rs. 311,093.6 million).
As of March 31, 2019 and March 31, 2020, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 36,305.9 million and Rs. 59,392.3 million, respectively, and functional currency borrowings aggregating to Rs. 796,959.3 million and Rs. 748,829.7 million, respectively.
F-4
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
18. Accrued expenses and other liabilities
Accrued expenses and oth
e
r liabilities include the amounts set forth below:

	As of March 31,
	2019	2020	2020
	(In millions)
Bills payable	Rs. 70,404.0	Rs. 75,837.2	US$	1,005.9
Remittances in transit	41,721.1	35,507.3		471.0
Accrued expenses	57,816.9	54,898.3		728.2
Accounts payable	88,212.9	103,386.2		1,371.4
Derivatives (refer to note 24)	128,449.0	184,783.0		2,451.0
Lease liabilities	—	65,615.1		870.3
Others	80,834.7	91,300.1		1,211.0

Total	Rs.467,438.6	Rs.611,327.2	US$	8,108.8

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2019 and March 31, 2020 was Rs. 538.8 million and Rs. 786.8 million (US$ 10.4 million), respectively.
19. Accumulated other comprehensive income
The below table presents the changes in accumulated other comprehensive income (OCI) after income tax for the years ended March 31, 2019 and March 31, 2020.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2018	Rs.	(4,467.3)	Rs.	670.6	Rs.	(3,796.7)
Adjustment to Other Comprehensive Income (loss)		(268.0)		—		(268.0)
Net unrealized gain/(loss) arising during the period		17,105.1		663.9		17,769.0
Amounts reclassified to income		(1,895.5)		—		(1,895.5)

Balance, March 31, 2019	Rs.	10,474.3	Rs.	1,334.5	Rs.	11,808.8

Balance, March 31, 2019	Rs.	10,474.3	Rs.	1,334.5	Rs.	11,808.8
Net unrealized gain/(loss) arising during the period		47,574.2		1,771.7		49,345.9
Amounts reclassified to income		(8,823.1)		—		(8,823.1)

Balance, March 31, 2020	Rs.	49,225.4	Rs.	3,106.2	Rs.	52,331.6

Balance, March 31, 2020	US$	652.9	US$	41.2	US$	694.1

F-4
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related income tax effect for periods ended March 31, 2019 and March 31, 2020.

	As of March 31,
	2019		2020		2020
	(In millions)
Available for sale debt securities:
Realized (gain)/loss on sales of available for sale debt securities, net	Rs.	(3,994.6)	Rs.	(22,671.3)	US$	(300.7)
Other than temporary impairment losses on available for sale debt securities		1,081.0		9,109.0		120.8

Total before income tax	Rs.	(2,913.6)	Rs.	(13,562.3)	US$	(179.9)
Income tax		1,018.1		4,739.2		62.9

Net of income tax	Rs.	(1,895.5)	Rs.	(8,823.1)	US$	(117.0)

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
Payments and cards business fees
Payments and cards business fees include fees earned from merchant acquiring business and on Credit, Debit, Prepaid or Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Payments business fees includes fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point of sale machines and merchant service charges.
F-4
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The table below presents the fees and commissions disaggregated by revenue source for the fiscal years ended March 31, 2018, March 31, 2019 and March 31, 2020.

	Fiscal years ended March 31,
	2018		2019		2020		2020
	(In millions)
Deposit related fees	Rs.	22,424.9	Rs.	25,383.0	Rs.	29,031.9	US$	385.1
Lending related fees		31,791.6		30,176.2		30,699.9		407.2
Third-party products related fees		20,908.1		22,000.4		28,169.6		373.7
Payments and cards business fees		34,551.4		47,012.4		58,899.3		781.3
Others		10,384.9		9,583.2		13,298.8		176.3

Fees and commissions	Rs.	120,060.9	Rs.	134,155.2	Rs.	160,099.5	US$	2,123.6

The table below presents the fees and commission disaggregated by segment for the fiscal years ended March 31, 2018, March 31, 2019 and March 31, 2020.

	Fiscal year ended March 31,
	2018		2019		2020		2020
	(In millions)
Retail Banking	Rs.	110,927.2	Rs.	123,070.6	Rs.	146,855.7	US$	1,947.9
Wholesale Banking		8,985.0		10,839.6		13,041.6		173.0
Treasury Services		148.7		245.0		202.2		2.7

Fees and commissions	Rs.	120,060.9	Rs.	134,155.2	Rs.	160,099.5	US$	2,123.6

21. Income taxes
Income tax expense is comprised of the following:

	Fiscal year ended March 31,
	2018		2019		2020		2020
	(In millions)
Current tax expense	Rs.	108,676.0	Rs.	128,050.2	Rs.	105,587.8	US$	1,400.6
Deferred tax (benefit) expense		(10,403.5)		(8,129.4)		(101.2)		(1.3)
Interest on income tax refund		—		(527.3)		(6.6)		(0.2)

Income tax expense	Rs.	98,272.5	Rs.	119,393.5	Rs.	105,480.0	US$	1,399.1

Income before income tax expense and income tax expense are substantially all from India.
On December 12, 2019,
the
India Taxation Laws (Amendment) Act, 2019, was promulgated, which provided domestic companies with an option to pay income tax at the rate of 22 percent (
previously
30 percent)
,
provided they do not claim certain deductions under the Income Tax Act with effect from the financial year 2019-20 (i
.
e.
,
assessment year 2020-21). The bank intends to elect to be subject to the 22 percent rate (25.17% including surcharge and education cess). The Bank has accounted for the effect of this change in the income tax rate using reasonable estimates based on currently available information and its interpretations thereof.
F-4
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following is the reconciliation of income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Fiscal year ended March 31,
	2018		2019		2020		2020
	(In millions)
Income before income tax expense	Rs.	277,106.4	Rs.	339,959.0	Rs.	365,844.0	US$	4,852.8
Statutory income tax rate		34.61%		34.94%		25.17%		25.17%
Expected income tax expense		95,901.0		118,795.3		92,075.6		1,221.3
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund		—		(343.0)		(4.9)		(0.1)
Stock-based compensation		2,282.3		1,867.2		1,881.6		25.0
Income exempt from taxes		(524.8)		(1,422.8)		(744.2)		(9.9)
Effect of change in statutory income tax rate		(209.2)		—		11,213.2		148.7
Others, net		823.2		496.8		1,058.7		14.1

Income tax expense	Rs.	98,272.5	Rs.	119,393.5	Rs.	105,480.0	US$	1,399.1

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2019		2020		2020
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	39,604.8	Rs.	37,561.2	US$	498.2
Lease liabilities		—		16,514.0		219.0
Employee benefits		2,063.1		1,415.0		18.8
Accrued expenses and other liabilities		4,310.4		3,381.2		44.8
Others		1,874.4		1,769.4		23.5

Deferred tax asset		47,852.7		60,640.8		804.3

Taxable temporary differences:
Right-of-use assets		—		16,514.0		219.0
Unrealized gain on securities available for sale		5,680.2		16,644.6		220.8
Loan origination cost and fees		5,606.3		3,373.3		44.7
Investments, others		2,677.0		1,510.2		20.0

Deferred tax liability		13,963.5		38,042.1		504.5

Net deferred tax asset (liability)	Rs.	33,889.2	Rs.	22,598.7	US$	299.8

Management believes that the realization of the recognized deferred tax assets is more likely than not and the realization is based on a combination of reversing taxable temporary differences and expectations as to future pretax income.
The total unrecognized tax benefit as of March 31, 2019 and March 31, 2020 is Rs. 14,448.1 million and Rs. 37,103.2 million, respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax authorities) is pending from fiscal 2018 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.
F-4
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
A reconciliation of the beginning and ending b
a
lance of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
	2019		2020		202 0
	(In millions)
Opening balance	Rs.	648.3	Rs.	14,448.1	US$	191.6
Increase related to prior year tax positions		13,799.8		16,274.4		215.9
Increase related to current year tax positions		Rs. —	Rs.	6,380.7	US$	84.6

Closing balance	Rs.	14,448.1	Rs.	37,103.2	US$	492.1

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs. 37,103.2 million as of March 31, 2020 and thereby would affect the Bank’s effective tax rate. There is no tax liability relating to the above unrecognized tax benefits.
Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.
22. Stock-based compensation
By way of an ordinary resolution on July 12, 2019, the shareholders of the Bank approved a subdivision (stock split) of the Bank’s equity shares to reduce the face value of each equity share from

Rs. 2.0 to Rs. 1.0

per
equity share effective as of September 20, 2019. The number of issued and subscribed equity shares increased to 5,470,763,894 shares of par value Rs. 1.0 each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three equity shares.
The stock-based compensation plans of the Bank are as follows:
Employees Stock Option Scheme(ESOP):
The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D”, in June 2010 Plan “E”, in June 2013 Plan “F”, in July 2016 Plan “G” of the Employees’ Stock Option Scheme (the “Plan”). The Bank reserved 100.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D” the Bank reserved 150.0 million equity shares with an aggregate nominal value of Rs.150.0 million. The Bank reserved 200.0 million equity shares with an aggregate nominal value of Rs. 200.0 million, for issuance under each Plan “E”, “F” and “G”. Under the terms of each of these Plans, the Bank may issue stock options to employees and whole time directors of the Bank, each of which is convertible into one equity share.
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
F-4
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
On September 1, 2018, September 29, 2018 and February 2, 2019 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 38,238,000 options (Scheme XXIX), the grant of 880,000 options (Scheme XXX) and the grant of 672,000 options (Scheme XXXI), respectively, to the employees of the Bank. On August 3, 2019 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 578,000 options (Scheme XXXII) to the employees of the Bank. On October 19, 2019 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 46,175,200 options (Scheme XXXIII) to the employees of the Bank. On March 21, 2020 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 1,020,400 options (Scheme XXXIV) to the employees of the Bank.
Modification of employee stock option schemes
During the periods ended March 31, 2018, March 31, 2019 and March 31, 2020, there were no modifications to employee stock option schemes.
Assumptions used
The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Years ended March 31,
	2018	2019	2020
Dividend yield	0.65%-0.66%	0.62%-0.65%	0.61%-0.85%
Expected volatility	19.94%-21.65%	14.53%-18.68%	15.30%-20.13%
Risk-free interest rate	6.73%-7.20%	7.23%-8.31%	5.81%-6.70%
Expected term (in years)	4.66-6.06	2.78-5.16	2.82-5.42
The Bank recognizes compensation expense related to stock and option awards over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.
Activity and other details
Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted year ending March 31,
	2018	2019	2020
Options available to be granted, beginning of period	267,347,300	235,683,200	202,413,370
Equity shares allocated for grant under the plan	—	—	—
Options granted	(33,764,100)	(39,790,000)	(47,773,600)
Forfeited/lapsed	2,100,000	6,520,170	4,847,580

Options available to be granted, end of period	235,683,200	202,413,370	159,487,350

F-
50

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31,
	2018			2019			2020
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	184,312,600	Rs.	452.48	150,887,600	Rs.	525.11	136,612,822	Rs.	682.99
Granted	33,764,100		716.61	39,790,000		1,030.24	47,773,600		1,220.13
Exercised	(65,089,100)		418.80	(47,544,608)		462.89	(36,673,240)		504.10
Forfeited	(1,973,600)		527.80	(6,410,770)		759.21	(4,813,580)		965.64
Lapsed	(126,400)		481.72	(109,400)		418.55	(34,000)		568.10

Options outstanding, end of period	150,887,600	Rs.	525.11	136,612,822	Rs.	682.99	142,865,602	Rs.	899.03

Options exercisable, end of period	93,620,500	Rs.	450.72	80,609,722	Rs.	508.89	64,464,392	Rs.	638.18
Weighted average fair value of options granted during the year		Rs.	232.09		Rs.	262.79		Rs.	305.78
The following summarizes information about stock options outstanding as of March 31, 2020:

		As of March 31, 2020
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.340.00 to Rs.417.75 (or US$ 4.51 to US$ 5.54)	485,100	0.34	344.05
Plan D	Rs.340.00 (or US$ 5.51)	345,900	0.30	340.00
Plan E	Rs.340.00 (or US$ 5.51)	1,705,500	0.30	340.00
Plan F	Rs.417.75 to Rs. 731.08 (or US$ 5.54 to US$ 9.70)	58,568,822	2.02	587.08
Plan G	Rs.882.85 to Rs. 1,229.00 (or US$ 11.71 to US$ 16.30)	81,760,280	3.45	1,139.82
The intrinsic value, of options exercised during the years ended March 31, 2018, March 31, 2019 and March 31, 2020 at grant date was Rs. 28.8 million, nil and nil, respectively, and at exercise date was Rs. 34,123.2 million, Rs. 33,117.4 million and Rs. 13,339.6 million, respectively. The aggregate intrinsic value as of grant date and as at March 31, 2020 attributable to options which are outstanding as on March 31, 2020 was Rs. 0.5 million (previous year Rs. 0.6 million) and Rs. 17,418.0 million (previous year Rs. 65,091.1 million), respectively. The aggregate intrinsic value as at grant date and as at March 31, 2020 attributable to options exercisable as on March 31, 2020 was Rs. 0.4 million (previous year 0.2 million) and was Rs. 16,291.8 million (previous year Rs. 52,441.6 million), respectively. Total stock compensation cost recognized under these plans was Rs. 6,594.6 million, Rs. 5,343.3 million and Rs. 7,476.1 million during the years ended March 31, 2018, March 31, 2019 and March 31, 2020, respectively. As of March 31, 2020, there were 78,401,210 (previous year 56,003,100) unvested options with weighted average exercise price of Rs. 1,113.5 (previous year Rs. 933.6) and aggregate intrinsic value at grant date and as at March 31, 2020 was Rs. 0.2 million (previous year Rs. 0.3 million) and Rs.1,126.2 million (previous year Rs. 12,649.5 million), respectively. As at March 31, 2020, the total estimated compensation cost to be recognized in future periods was Rs.13,294.0 million (previous year Rs. 7,065.9 million). This is expected to be recognized over a weighted average period of 1.21 years.
F-
51

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
The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2019 and March 31, 2020:

	As of March 31,
	2019		2020		2020
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	5,975.5	Rs.	6,653.5	US$	88.3
Service cost		820.6		965.4		12.8
Interest cost		476.7		483.3		6.4
Actuarial(gains)/ losses		(46.4)		368.9		4.9
Benefits paid		(572.9)		(588.1)		(7.8)

Projected benefit obligation, end of the period		6,653.5		7,883.0		104.6

Change in plan assets:
Fair value of plan assets, beginning of the period		4,573.4		5,501.8		73.0
Expected return on plan assets		347.4		389.9		5.2
Actuarial gains/(losses)		130.2		(620.5)		(8.2)

Actual return on plan assets		477.6		(230.6)		(3.0)
Employer contributions		1,023.7		1,096.7		14.5
Benefits paid		(572.9)		(588.1)		(7.8)

Fair value of plan assets, end of the period		5,501.8		5,779.8		76.7

Funded Status	Rs.	(1,151.7)	Rs.	(2,103.2)	US$	(27.9)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 1,960.6 million. The accumulated benefit obligation as of March 31, 2019 and March 31, 2020 was Rs. 3,777.3 million and Rs. 5,005.9 million, respectively. The vested accumulated benefit obligation as on March 31, 2019 and March 31, 2020 was Rs. 3,292.4 million and Rs. 4,381.2 million, respectively.
F-5
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Net gratuity cost for the years ended March 31, 2018, March 31, 2019 and March 31, 2020 was comprised of the following components:

	Fiscal years ended March 31,
	2018		2019		2020		2020
	(In millions)
Service cost	Rs.	741.0	Rs.	820.6	Rs.	965.4	US$	12.8
Interest cost		392.2		476.7		483.3		6.4
Expected return on plan assets		(297.4)		(347.4)		(389.9)		(5.2)
Actuarial (gains)/losses		85.1		(176.6)		989.4		13.1

Net gratuity cost*	Rs.	920.9	Rs.	773.3	Rs.	2,048.2	US$	27.1

*	Effective April 1, 2018, the Bank adopted ASU 2017-07 Compensation- Retirement Benefits (Topic 715) -Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. Accordingly, service cost is reported in the Consolidated Statements of Income in line Non-interest expense-salaries and staff benefits and other components of net benefit cost is reported in the Consolidated Statements of Income in line Non-interest expense –Administrative and other. The amendments have been applied retrospectively.
The assumptions used in accounting for the gratuity plan are set out below:

Fiscal years ended March 31,
	2018	2019	2020
(% per annum)
Discount rate*	7.4-8.0	7.2-8.4	6.0-7.5
Rate of increase in compensation levels of covered employees	5.0-11.0	5.0-9.0	7.0-8.0
Rate of return on plan assets	7.0-8.0	7.0-7.2	6.0-7.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table
*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.
The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2021	Rs.	969.5
2022		784.2
2023		679.2
2024		602.3
2025		538.1
2026 - 2030		2,352.8
The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2020.
F-5
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2020, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2020
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust
Government securities	81.2%	17.8%	37.5%
Debenture and bonds	13.8%	32.0%	38.2%
Equity securities	4.9%	48.1%	—
Other	0.1%	2.1%	24.3%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2020 are provided separately.
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
F-5
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2019 and March 31, 2020:

	As of March 31,
	2019		2020		2020
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	722.8	Rs.	677.6	US$	9.0
Service cost		7.7		6.5		0.1
Interest cost		66.3		45.3		0.6
Actuarial (gains)/losses		6.5		15.3		0.2
Benefits paid		(125.7)		(146.5)		(1.9)

Projected benefit obligation, end of the period		677.6		598.2		8.0

Change in plan assets:
Fair value of plan assets, beginning of the period		313.0		219.5		2.9
Expected return on plan assets		18.6		11.0		0.1
Actuarial gains/(losses)		4.8		2.9		—

Actual return on plan assets		23.4		13.9		0.1
Employer contributions		8.8		8.3		0.1
Benefits paid		(125.7)		(146.5)		(1.9)

Fair value of plan assets, end of the period		219.5		95.2		1.2

Funded Status	Rs.	(458.1)	Rs.	(503.0)	US$	(6.8)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 129.7 million. The accumulated benefit obligation as of March 31, 2019 and March 31, 2020 was Rs. 468.3 million and Rs. 387.0 million, respectively. The vested accumulated benefit obligation as of March 31, 2019 and March 31, 2020 was Rs. 455.5 million and Rs. 241.3 million, respectively.
Net pension cost for the years ended March 31, 2018, March 31, 2019 and March 31, 2020 was comprised of the following components:

	As of March 31,
	2018		2019		2020		2020
	(In millions)
Service cost	Rs.	7.6	Rs.	7.7	Rs.	6.5	US$	0.1
Interest cost		57.9		66.3		45.3		0.6
Expected return on plan assets		(23.6)		(18.6)		(11.0)		(0.1)
Actuarial (gains)/losses		16.7		1.7		12.4		0.2

Net pension cost*	Rs.	58.6	Rs.	57.1	Rs.	53.2	US$	0.8

*	Effective April 1, 2018, the Bank adopted ASU 2017-07 Compensation- Retirement Benefits (Topic 715) -Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. Accordingly, service cost is reported in the Consolidated Statements of Income in line Non-interest expense-salaries and staff benefits and other components of net benefit cost is reported in the Consolidated Statements of Income in line Non-interest expense –Administrative and other. The amendments have been applied retrospectively.
F-5
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2018	2019	2020
	(% per annum)
Discount rate*	8.0	8.4	7.5
Rate of increase in compensation levels of covered employees	8.0	8.0	7.0
Rate of return on plan assets	7.0	7.0	7.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table
*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2021	Rs.	46.6
2022		43.7
2023		14.1
2024		21.3
2025		18.1
2026-2030		102.3
The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2020.
The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2020 is as follows:

Asset category	Funds managed by trust
Government securities	20.8%
Debenture and bonds	17.1%
Other	62.1%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 3
1
 – Fair value measurements.
F-5
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2019 and March 31, 2020 are summarized in the table below.

	As of March 31, 2019						As of March 31, 2020
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	625.0	Rs.	—	Rs.	—	Rs.	600.2
Funds managed by insurance company (2)		—		4,632.5		—		—		4,937.3		—
Funds managed by trust
— Government securities		—		106.6		—		—		110.8		—
— Debenture and bonds		—		320.1		—		—		108.7		—
— Others		37.1		—		—		118.0		—		—

Total	Rs.	37.1	Rs.	5,059.2	Rs.	625.0	Rs.	118.0	Rs.	5,156.8	Rs.	600.2

							US$	1.6	US$	68.4	US$	8.0

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2019 and 2020.

	Funds managed by Insurance companies as of March 31,
	2019		2020		2020
	(In millions)
Particulars
Opening balance	Rs.	519.9	Rs.	625.0	US$	8.3
Realized interest credited to fund		36.7		48.0		0.6
Contribution during the period		88.6		89.5		1.2
Amount paid towards claim		(20.2)		(162.3)		(2.1)

Closing balance	Rs.	625.0	Rs.	600.2	US$	8.0

Superannuation
Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the insurance companies in India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank contributed Rs. 676.8 million, Rs. 1,034.1 million and Rs. 1,269.9 million to the superannuation plan for the years ended March 31, 2018, March 31, 2019 and March 31, 2020, respectively.
F-5
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Provident fund
In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 3,081.4 million, Rs. 3,312.1 million and Rs. 4,901.4 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the years ended March 31, 2018, March 31, 2019 and March 31, 2020, respectively. The Hon’ble Supreme Court of India issued an order dated February 28, 2019 relating to employer’s contribution to the provident fund under the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952. Based on external legal opinion, the Bank has concluded the abovementioned order is applicable prospectively and hence it is not probable that there will be an outflow of resources in relation to past periods. From April 1, 2019, the employer’s contribution by the Bank to the provident fund under the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952
 w
as made in accordance with the terms of the said order.
National Pension Scheme
In respect of employees who opt for contribution to the National Pension Scheme, the Bank contributes a certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 32.7 million and Rs. 37.9 million to the National Pension Scheme for the fiscal years ended March 31, 2019 and March 31, 2020, respectively.
Compensated absences
The Bank has provided for unutilized leave balances as on March 31, 2020 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.
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
F-5
8

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
The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2019 and March 31, 2020, together with the fair values on each reporting date.

	As of March 31, 2019
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
Interest rate derivatives	Rs.	3,159,867.1	Rs.	27,932.0	Rs.	27,102.8	Rs.	829.2
Forward rate agreements		—		—		—		—
Currency options		282,096.9		2,326.1		2,617.2		(291.1)
Currency swaps		197,044.2		5,841.0		4,070.7		1,770.3
Forward exchange contracts		5,561,859.5		96,425.0		94,658.3		1,766.7

Total	Rs.	9,200,867.7	Rs.	132,524.1	Rs.	128,449.0	Rs.	4,075.1

	As of March 31, 2020
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	3,644,495.8	Rs.	49,876.8	Rs.	51,976.9	Rs.	(2,100.1)	US$	48,341.9	US$	(27.9)
Forward rate agreements		—		—		—		—		—		—
Currency options		304,252.4		3,034.4		4,342.0		(1,307.6)		4,035.7		(17.3)
Currency swaps		202,725.6		12,396.0		6,592.1		5,803.9		2,689.0		77.0
Forward exchange contracts		6,079,195.0		125,230.4		121,872.0		3,358.4		80,636.6		44.6

Total	Rs.	10,230,668.8	Rs.	190,537.6	Rs.	184,783.0	Rs.	5,754.6	US$	135,703.2	US$	76.4

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.
The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2018		2019		2020		2020
	(In millions)
Interest rate derivatives	Rs.	1,027.5	Rs.	736.4	Rs.	(2,572.2)	US$	(34.1)
Forward rate agreements		0.5		0.1		—		—
Currency options		(15.0)		(262.5)		585.5		7.7
Currency swaps		(1,706.9)		1,045.0		3,465.5		46.0
Forward exchange contracts		7,436.5		10,890.1		2,071.2		27.5

Total gains/(losses)	Rs.	6,742.6	Rs.	12,409.1	Rs.	3,550.0	US$	47.1

Offsetting
The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and ASC
 815-10-45.
F-5
9

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

	As of March 31, 2019
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet					Related amounts not offset
	Gross Amounts		Amounts offset	Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	132,524.1	Rs. —	Rs.	132,524.1	Rs.	104,025.7	Rs.	2,651.7	Rs. 25,846.7
Securities purchased under agreements to resell		76,213.5	—		76,213.5		—		76,213.5	—
Financial liabilities
Derivative liabilities	Rs.	128,449.0	Rs. —	Rs.	128,449.0	Rs.	104,025.7	Rs.	3,098.1	Rs. 21,325.2
Securities sold under repurchase agreements		174,000.0	—		174,000.0		—		174,000.0	—
(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2020
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet					Related amounts not offset
	Gross Amounts		Amounts offset	Net amounts reported in the balance sheet		Financial instruments	Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	190,537.6	Rs. —	Rs.	190,537.6	Rs. 147,844.5	Rs.	8,326.7	Rs. 34,366.4	US$	455.8
Securities purchased under agreements to resell		250,000.0	—		250,000.0	—		250,000.0	—		—
Financial liabilities
Derivative liabilities	Rs.	184,783.0	Rs. —	Rs.	184,783.0	Rs. 147,844.5	Rs.	6,706.7	Rs. 30,231.8	US$	401.0
Securities sold under repurchase agreements		507,982.0	—		507,982.0	—		507,982.0	—		—
Long Term debt		17,260.0	—		17,260.0	—		17,260.0	—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.
F-
60

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Guarantees
As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case-by-case basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 25.6 years.
The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.
In accordance with FASB ASC 460-10 the Bank has recognized a liability of Rs. 3,544.4 million and Rs. 4,191.9 million as of March 31, 2019 and March 31, 2020, respectively, in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, the Bank has recognized a liability of Rs. 2,589.5 million and Rs. 3,011.9 million as of March 31, 2019 and March 31, 2020, respectively.
Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2019		2020		2020
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	254,075.9	Rs.	263,758.0	US$	3,498.6
Performance guarantees		285,748.4		330,164.6		4,379.4
Documentary credits		475,617.8		440,232.7		5,839.4

Total	Rs.	1,015,442.1	Rs.	1,034,155.3	US$	13,717.4

Estimated fair values:
Guarantees	Rs.	(3,544.4)	Rs.	(4,191.9)	US$	(55.6)
Documentary credits		(501.7)		(488.8)		(6.5)

Total	Rs.	(4,046.1)	Rs.	(4,680.7)	US$	(62.1)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 99.5 billion and Rs. 130.5 billion as of March 31, 2019 and March 31, 2020, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.
Undrawn commitments
The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 452.9 billion and Rs. 539.8 billion (US$ 7.2 billion) as of March 31, 2019 and March 31, 2020, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 3,150.9 billion and Rs. 3,806.2 billion (US$ 50.5 billion) as of March 31, 2019 and March 31, 2020, respectively.

F-6
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
25. Estimated fair value of financial instruments
The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2019 and March 31, 2020. The estimated fair value amounts as of March 31, 2019 and March 31, 2020 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2019										March 31, 2020
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs.	734,872.6	Rs.	734,872.6	Rs.	—	Rs.	—	Rs.	734,872.6	Rs.	611,961.0	Rs.	611,961.0	Rs.	—	Rs.	—	Rs.	611,961.0	US$	8,117.3	US$	8,117.3
Investments held for trading		265,516.1		1,999.6		263,516.5		—		265,516.1		304,962.9		6,291.0		298,671.9		—		304,962.9		4,045.1		4,045.1
Investments available for sale debt securities		2,633,348.4		34,807.2		2,559,728.3		38,812.9		2,633,348.4		3,406,289.2		371,450.5		2,907,384.4		127,454.3		3,406,289.2		45,182.2		45,182.2
Securities purchased under agreements to resell		76,213.5		—		76,213.5		—		76,213.5		250,000.0		—		250,000.0		—		250,000.0		3,316.1		3,316.1
Loans		8,963,232.6		—		2,593,533.9		6,378,523.8		8,972,057.7		10,425,022.4		—		2,593,022.1		7,936,633.4		10,529,655.5		138,281.2		139,669.1
Accrued interest receivable		93,031.7		—		93,031.7		—		93,031.7		103,035.9		—		103,035.9		—		103,035.9		1,366.7		1,366.7
Other assets		344,873.6		2,390.1		340,767.5		—		343,157.6		641,605.5		2,282.4		637,594.1		—		639,876.5		8,510.5		8,487.6
Financial Liabilities :
Interest-bearing deposits		7,804,717.5		—		7,826,794.0		—		7,826,794.0		9,730,481.3		—		9,786,793.2		—		9,786,793.2		129,068.6		129,815.5
Non-interest-bearing deposits		1,420,309.4		—		1,420,309.4		—		1,420,309.4		1,731,590.0		—		1,731,590.0		—		1,731,590.0		22,968.4		22,968.4
Securities sold under repurchase agreements		174,000.0		—		174,000.0		—		174,000.0		507,982.0		—		507,982.0		—		507,982.0		6,738.1		6,738.1
Short-term borrowings		654,058.0		—		655,215.2		—		655,215.2		377,417.6		—		378,027.9		—		378,027.9		5,006.2		5,014.3
Accrued interest payable		79,372.5		—		79,372.5		—		79,372.5		80,078.9		—		80,078.9		—		80,078.9		1,062.2		1,062.2
Long-term debt		1,044,553.0		—		1,061,687.0		—		1,061,687.0		1,026,518.3		—		1,074,826.3		—		1,074,826.3		13,616.1		14,256.9
Accrued expenses and other liabilities		366,071.3		—		366,071.3		—		366,071.3		460,931.4		—		460,931.4		—		460,931.4		6,114.0		6,114.0
F-6
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
26. Segment information
The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in note 2. Substantially all operations and assets are based in India.
The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and grant loans, provides credit cards and debit cards, distributes third-party financial products, such as mutual funds and insurance to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.
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
F-6
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Summarized segment information for the years ended March 31, 2018, March 31, 2019 and March 31, 2020:

	Fiscal year ended March 31,
	2018								2019
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	279,198.3	Rs.	120,341.3	Rs.	23,611.0	Rs.	423,150.6	Rs.	336,677.1	Rs.	140,085.0	Rs.	30,743.5	Rs.	507,505.6
Net interest income/(expense) (Internal)		65,690.2		(48,571.1)		(17,119.1)		—		62,339.1		(43,842.8)		(18,496.3)		—
Net interest revenue		344,888.5		71,770.2		6,491.9		423,150.6		399,016.2		96,242.2		12,247.2		507,505.6
Less: Provision for credit losses		52,577.1		6,820.7		—		59,397.8		64,051.0		8,228.3		—		72,279.3

Net interest revenue, after provision for credit losses		292,311.4		64,949.5		6,491.9		363,752.8		334,965.2		88,013.9		12,247.2		435,226.3
Non-interest revenue		122,582.6		12,674.1		9,350.3		144,607.0		138,783.0		23,789.6		(2,450.4)		160,122.2
Non-interest expense		(210,257.2)		(19,792.1)		(1,204.1)		(231,253.4)		(230,726.5)		(22,744.8)		(1,918.2)		(255,389.5)

Income before income tax	Rs.	204,636.8	Rs.	57,831.5	Rs.	14,638.1	Rs.	277,106.4	Rs.	243,021.7	Rs.	89,058.7	Rs.	7,878.6	Rs.	339,959.0

Income tax expense							Rs.	98,272.5							Rs.	119,393.5

Segment assets:
Segment total assets	Rs.	6,351,601.7	Rs.	4,140,606.7	Rs.	875,100.4	Rs.	11,367,308.8	Rs.	7,432,733.8	Rs.	4,732,290.7	Rs.	1,115,049.1	Rs.	13,280,073.6

	Fiscal year ended March 31,
	2020
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	356,017.3	Rs.	204,725.8	Rs.	32,784.3	Rs.	593,527.4	US$	7,872.8
Net interest income/(expense) (Internal)		127,065.9		(101,002.5)		(26,063.4)		—		—
Net interest revenue		483,083.2		103,723.3		6,720.9		593,527.4		7,872.8
Less: Provision for credit losses		104,516.8		13,105.1		—		117,621.9		1,560.2

Net interest revenue, after provision for credit losses		378,566.4		90,618.2		6,720.9		475,905.5		6,312.6
Non-interest revenue		161,890.1		36,059.1		269.8		198,219.0		2,629.4
Non-interest expense		(278,605.8)		(27,774.0)		(1,900.7)		(308,280.5)		(4,089.2)

Income before income tax	Rs.	261,850.7	Rs.	98,903.3	Rs.	5,090.0	Rs.	365,844.0	US$	4,852.8

Income tax expense							Rs.	105,480.0	US$	1,399.1

Segment assets:
Segment total assets	Rs.	8,353,762.3	Rs.	5,933,391.4	Rs.	1,674,735.4	Rs.	15,961,889.1	US$	211,724.1
F-6
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
27. Commitments and contingencies
Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 24) are as follows:
Capital commitments
The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2019 and March 31, 2020 aggregated Rs. 5,503.6 million and Rs. 12,756.9 million, respectively.
Contingencies
The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2020 aggregated to Rs. 8,437.8 million (previous year Rs. 8,936.3 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.
Lease commitments
The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank.
Operating lease right-of-use assets and lease liabilities were as follows:

	As of March 31,
	2020		2020
	(In millions)
Right-of-use assets	Rs.	60,756.9	US$	805.9
Lease liabilities		65,615.1		870.3
The total lease expenses are as follows:

	As of March 31,
	2018		2019		2020		2020
	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	12,311.3	Rs.	12,700.8	Rs.	13,698.7	US$	181.7
The total operating cash flow for operating lease expenses during the year ended March 31, 2020 was Rs. 11,692.3 million (US
$
155.1 million).
F-6
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The future minimum lease payments prior to adoption of ASU 2016-02- Leases as of March 31, 2019 were as follows:

Year ending March 31,	Operating leases
	(In millions)
2020	Rs.	10,538.6
2021		9,921.4
2022		9,100.7
2023		8,137.3
2024		7,104.2
Thereafter		41,090.6

Total	Rs.	85,892.8

The future minimum lease payments subsequent to adoption of ASU 2016-02- Leases as of March 31, 2020 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2021	Rs.	11,411.4	US$	151.4
2022		10,617.5		140.8
2023		9,808.5		130.1
2024		8,839.5		117.3
2025		8,227.8		109.1
Thereafter		48,321.0		640.9

Total lease payments	Rs.	97,225.7	US$	1,289.6
Less: imputed interest		31,610.6		419.3

Total operating lease liabilities	Rs.	65,615.1	US$	870.3

Weighted average remaining lease term (in years)		10.3		10.3
Weighted average discount rate		7.4%		7.4%

The Bank adopted ASU 2016-02 “Leases (Topic842)” and subsequent related updates on April 1, 2019. The Bank enters into lease agreements to obtain the right-of-use assets for its business operations, substantially all of which are premises. On April 1, 2019, the Bank recognized a lease liability of Rs. 56.9
billion and a corresponding right-of-use asset of approximately
Rs. 53.0
billion on the Consolidated Balance Sheet related to its future lease payments as a lessee under operating leases. On adoption of Topic 842, accrued rent amounting to
Rs. 3.9
billion
, earlier included in accrued expenses and other liabilities, reclassified to right-of-use assets as at April 1, 2019. Lease liabilities and right-of-use assets are recognized when the Bank enters into operating leases and represent obligations and rights to use these assets over the period of the leases and are re-measured for modifications. Operating lease liabilities include fixed payments for the contractual duration of the lease, adjusted for renewals or terminations. The lease agreements entered into by the Bank do not include any material residual value guarantees and material restrictive covenants. The lease payments are discounted using a rate determined when the lease is recognized. In general, the Bank does not know the discount rate implicit in the lease, and so the Bank estimates a discount rate that the Bank believes approximates a collateralized borrowing rate for the estimated duration of the lease term. The rate is determined at the date of commencement of the lease and for leases existing as at April 1, 2019, the incremental borrowing rate is determined as at that date. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate. Right-of-use assets are reported in other assets on the consolidated balance sheet and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in non-interest expense- premises and equipment. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use assets and lease liabilities. The related short-term lease expense is included in non-interest expense- premises and equipment. As of March 31, 2020, the Bank had additional undiscounted operating lease commitments of Rs
.6.9
billion, predominantly for premises, with leases which have not yet commenced. These leases will commence by April 2020 and have lease terms ranging from

4 to 26 years.
F-6
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Reward points
The movement in provision for credit card and debit card reward points as of March 31, 2019 and March 31, 2020 is as follows:

	As of March 31,
	2019		2020		2020
	(In millions)
Opening provision of reward points	Rs.	4,711.2	Rs.	6,030.9	US$	80.0
Provision made during the year		3,747.3		5,356.0		71.0
Utilization/write back of provision		(2,555.9)		(3,868.8)		(51.3)
Effect of change in rate of accrual of reward points		91.5		(176.6)		(2.3)
Effect of change in cost of reward points		36.8		—		—

Closing provision of reward points	Rs.	6,030.9	Rs.	7,341.5	US$	97.4

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
Balances payable to related parties are as follows:

	As of March 31,
	2019						2020
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	32,176.8	Rs.	14,170.1	Rs.	46,346.9	Rs.	35,128.7	Rs.	8,258.8	Rs.	43,387.5	US$	575.5
Balances in interest-bearing deposits		733.1		1,732.9		2,466.0		1,662.0		5,954.8		7,616.8		101.0
Accrued expenses and other liabilities		836.4		—		836.4		1,002.8		—		1,002.8		13.3

Total	Rs.	33,746.3	Rs.	15,903.0	Rs.	49,649.3	Rs.	37,793.5	Rs.	14,213.6	Rs.	52,007.1	US$	689.8

F-6
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Balances receivable from related parties are as follows:

	As of March 31,
	2019						2020
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	33.9	Rs.	33.9	Rs.	—	Rs.	26.5	Rs.	26.5	US$	0.4
Other assets		310.2		1,474.7		1,784.9		449.5		1,266.9		1,716.4		22.8

Total	Rs.	310.2	Rs.	1,508.6	Rs.	1,818.8	Rs.	449.5	Rs.	1,293.4	Rs.	1,742.9	US$	23.2

Purchase of property and equipment from related parties for the years ended March 31, 2019 and 2020 were nil. Purchase and sale of investments from Others for the year ended March 31, 2020 were Rs.4,872.8 million (previous year Rs. 6,490.7 million) and Rs. 28,016.8 million (previous year Rs. 22,236.2 million), respectively. Investments of Others in the Bank’s subordinated debt for the fiscal year ended March 31, 2020 were Rs. 200.0 million (previous year Rs. 250.0 million).
Included in the determination of net income are the following significant transactions with related parties:

	Fiscal year ended March 31,
	2018						2019			2020
	Principal owner		Others		Total		Principal owner	Others	Total	Principal owner	Others	Total	Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	2,642.7	Rs.	14,913.5	Rs.	17,556.2	Rs. 2,829.7	Rs. 14,558.3	Rs. 17,388.0	Rs. 3,089.4	Rs. 17,001.7	Rs. 20,091.1	US$	266.5
Interest and Dividend revenue		132.8		1,396.9		1,529.7	352.0	1,549.7	1,901.7	—	1,194.2	1,194.2		15.8
Interest expense-Deposits		(59.6)		(115.9)		(175.5)	(54.9)	(138.0)	(192.9)	(85.3)	(84.2)	(169.5)		(2.2)
Non-interest expense-Administrative and other		(4,031.9)		(2,266.8)		(6,298.7)	(4,838.3)	(2,841.7)	(7,680.0)	(5,840.8)	(3,119.6)	(8,960.4)		(118.9)
Non-interest expense-Premises and equipment		(19.8)		(7.6)		(27.4)	(31.2)	(6.1)	(37.3)	(25.8)	(9.7)	(35.5)		(0.5)
Other transactions with the Bank’s principal owner are as follows:
During the years ended March 31, 2019 and March 31, 2020, the Bank purchased loans from the principal owner aggregating Rs. 239,824.2 million and Rs. 241,272.5 million, respectively. Dividends paid to the principal owner during the years ended March 31, 2019 and March 31, 2020 were Rs. 5,111.7 million and Rs. 8,646.2 million, respectively. The Bank also enters into foreign exchange and derivative transactions with its principal owner. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2020 was Rs. 120,099.5 million (previous year Rs. 58,655.0 million) and Rs. 53.5 million (previous year Rs. 143.1 million), respectively. During the fiscal year ended March 31, 2020, the Bank subscribed to debt securities of nil (previous year Rs. 6,850.0 million) issued by the principal owner. During the fiscal year ended March 31, 2020, the Bank issued Guarantees on behalf of its Principal owner and Others for Rs. 3.9 million (previous year Rs. 3.7 million) and for Rs. 29.9 million (previous year Rs. 1,127.4 million), respectively.
For contributions made to provident funds and pension funds set up by the Bank, see note 23 – Retirement benefits.
F-
6
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
29. Earnings per equity share
By
way of
an ordinary resolution
passed
on July 12, 2019, the shareholders of the Bank approved a subdivision (stock split) of equity shares to reduce the face value of each equity share from Rs. 2.0 to Rs. 1.0 per equity share effective as of September 20, 2019. The number of issued and subscribed equity shares increased to 5,470,763,894 shares of par value Rs. 1.0 each. All share/ADS and per share/ADS data reflect the effect of the stock split retroactively. One ADS continues to represent three equity
shares.
A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of nil and 24.2 million
were excluded from the calculation of diluted earnings per share for the years ended March 31, 2019 and March 31, 2020, respectively, as these were anti-dilutive.

	As of March 31,
	2018	2019	2020
Weighted average number of equity shares used in computing basic earnings per equity share	5,161,077,010	5,360,068,058	5,468,802,148
Effect of potential equity shares for stock options outstanding	66,800,242	53,585,896	36,990,405

Weighted average number of equity shares used in computing diluted earnings per equity share	5,227,877,252	5,413,653,954	5,505,792,553

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2018		2019		2020		2020
Basic earnings per share	Rs.	34.59	Rs.	41.07	Rs.	47.59	US$	0.63
Effect of potential equity shares for stock options outstanding		0.44		0.41		0.32		0.01

Diluted earnings per share	Rs.	34.15	Rs.	40.66	Rs.	47.27	US$	0.62

Basic earnings per ADS	Rs.	103.77	Rs.	123.21	Rs.	142.77	US$	1.89
Effect of potential equity shares for stock options outstanding		1.32		1.23		0.96		0.03

Diluted earnings per ADS	Rs.	102.45	Rs.	121.98	Rs.	141.81	US$	1.86

Dividends
Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after-tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2020 cannot exceed 35% of net income of Rs. 262,573.2 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2018 and March 31, 2019 were Rs. 6.5 and Rs. 7.5 per equity
share
,

respectively. A special interim dividend of Rs. 2.5 per share to commemorate 25 years of HDFC Bank’s operations was paid on August 2, 2019.
The RBI in its circular dated
April 17, 2020, announced
that banks shall not make any further
dividend
payouts from the profits
relating
to the
financial
year ended March 31,

2020
until further instructions
.
As a result
, the Board of Directors of the Bank, at their meeting held on April 18, 2020, has not proposed any final dividend for fiscal 2020.
F-6
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
30. Subsidiaries
HDB Financial Services Limited (“HDBFSL”) is a non-deposit taking non-banking finance company and a subsidiary of the Bank. As at March 31, 2020, HDFC Bank Ltd. and its subsidiaries effectively hold 95.9% (previous year 96.1%). The financial statements of HDBFSL are consolidated.
HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2020 the Bank holds a 96.8% (previous year 97.6%) effective equity interest. The financial statements of HSL are consolidated.
F-
70

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
Held to maturity securities: There were no HTM securities as of March 31, 2019 and March 31, 2020.
F-7
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2019, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	265,516.1	Rs.	1,999.6	Rs.	263,516.5	Rs.	—
Securities Available-for-Sale		2,633,348.4		34,807.2		2,559,728.3		38,812.9
Equity securities *		11,024.0		2,390.1		8,633.9		—

Total	Rs.	2,909,888.5	Rs.	39,196.9	Rs.	2,831,878.7	Rs.	38,812.9

*	Equity securities classified within other assets.
The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	304,962.9	Rs.	6,291.0	Rs.	298,671.9	Rs.	—
Securities Available-for-Sale		3,406,289.2		371,450.5		2,907,384.4		127,454.3
Equity securities *		10,937.5		2,282.4		8,655.1		—

Total	Rs.	3,722,189.6	Rs.	380,023.9	Rs.	3,214,711.4	Rs.	127,454.3

Total	US$	49,372.4	US$	5,040.7	US$	42,641.1	US$	1,690.6

*	Equity securities classified within other assets.
Available-for-Sale securities aggregating to Rs.5.3 billion and classified as Level 1 as of March 31, 2019 were transferred to Level 2 during fiscal 2020. The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the years ended March 31, 2019 and March 31, 2020:

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

F-
7
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of March 31, 2020
	(In millions)

Beginning balance at April 1, 2019	Rs.	38,812.9
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		1,535.5
Purchases/additions		126,891.3
Sales		—
Issuances		—
Settlements		(39,785.4)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2020	Rs.	127,454.3

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

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
The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2020, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	190,537.6	Rs.	—	Rs.	190,537.6	Rs.	—
Derivative liabilities	Rs.	184,783.0	Rs.	—	Rs.	184,783.0	Rs.	—
F-7
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
32. Risk and uncertainties
At the date of approval of the consolidated financial statements, the SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe and India, contributing to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. Numerous governments and companies, including the Bank, have introduced a variety of measures to contain the spread of the virus. In India, the Bank’s main place of business, on March 24, 2020, the Government announced a strict 21-day lockdown across the country, which was later extended until May 31, 2020. On May 30, 2020 the Government announced a phased reopening of certain previously
prohibited activities outside specified containment zones, while the lockdown was extended to June 30, 2020 in such containment zones.
To reduce the
economic
impact of the pandemic on Indian corporate and retail borrowers, on March 27, 2020
, the RBI
announced
COVID-
19 regulations, which included permission for financial institutions to extend a three-month moratorium on the repayment of debt installments or interest, as applicable, due between March 1, 2020 and May 31, 2020 to all eligible borrowers even if overdue, as at February 29, 2020. In line with the RBI’s additional COVID-19 Regulatory Package guidelines dated May 23, 2020, the Bank granted a second three-month moratorium on debt installments or interest, as applicable, due between June 1, 2020 and August 31, 2020. Interest on the debt will continue to accrue during the moratorium.
The extent to which the COVID-19 pandemic will impact the Bank’s results will depend on future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by the Bank.
F-7
4

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

1.5	Amendment to Memorandum of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2016)

1.6	Amendment to Memorandum and Articles of Association dated July 12, 2019

2.1	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

2.2	Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on September 9, 2015 (Registration No. 333-175521))

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

23.1	Consent of Independent Registered Public Accounting Firm KPMG Assurance and Consulting Services LLP

101	The following financial information from HDFC Bank Ltd. Annual Report on Form
20-F
for the year ended March 31, 2020 is formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

104	The cover page for HDFC Bank Ltd.’s Annual Report on Form 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL
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

HDFC Bank Limited

/s/ Srinivasan Vaidyanathan
Name: Srinivasan Vaidyanathan
Title: Chief Financial Officer
Date: July 31, 2020